Form 20-F
period 2002-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2002-12-09
CIK 933267

===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended: June 30, 2002

                                       OR

           [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from _______to_______
                         Commission file number: 1-13542

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
             (Exact name of Registrant as specified in its charter)
                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
                 (Translation of Registrant's name into English)

                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                                   BOLIVAR 108
                             (C1066AAB) BUENOS AIRES
                                    ARGENTINA
                    (Address of principal executive offices)

      --------------------------------------------------------------------

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                       NAME OF EACH EXCHANGE
            TITLE OF EACH CLASS                         ON WHICH REGISTERED
            -------------------                         -------------------
GLOBAL DEPOSITARY SHARES, EACH REPRESENTING            NEW YORK STOCK EXCHANGE
          TEN SHARES OF COMMON STOCK

 COMMON STOCK, PAR VALUE ONE PESO PER SHARE            NEW YORK STOCK EXCHANGE*

-----------------------------

* Not for trading, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

              SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO
                         SECTION 12(g) OF THE ACT: NONE

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                         SECTION 15(d) OF THE ACT: NONE

      The number of outstanding shares of the issuer's common stock as of June 30, 2002 was 207,411,988

      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

      Indicate by check mark which financial statement item the Registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]

===============================================================================

                                TABLE OF CONTENTS

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                                                                                                      Page No.
                                                                                                      --------
Disclosure Regarding Forward-Looking Information.....................................................     4

Certain Measurements and Terms.......................................................................     4

Presentation of Financial and Certain Other Information..............................................     5

Market Data..........................................................................................     7

                                     PART I

Item 1         Identity of Directors, Senior Management and Advisers..................................    8

Item 2         Offer Statistics and Expected Timetable................................................    8

Item 3         Key Information........................................................................    8

               (a)   Selected Financial Data..........................................................    8

               (b)   Capitalization and indebtedness..................................................    13

               (c)   Reasons for the offer and use of proceeds.........................................   13

               (d)   Risk Factors.....................................................................    13

Item 4         Information on the Company.............................................................    36

               (a)   History and Development of IRSA..................................................    36

               (b)   Business Overview................................................................    37

               (c)   Organizational Structure.........................................................    66

               (d)   Property.........................................................................    69

Item 5         Operating and Financial Review and Prospects...........................................    69

               (a)   Consolidated Operating Results...................................................    69

               (b)   APSA's Results of Operations.....................................................    96

               (c)   Research and development, patents and licenses, etc............................      111

               (d)   Trend Information................................................................    111

Item 6         Directors, Senior Management and Employees.............................................    113

               (a)   Directors and Senior Management..................................................    113

               (b)   Compensation.....................................................................    115

               (c)   Board Practices..................................................................    118

               (d)   Employees........................................................................    118

               (e)   Share Ownership..................................................................    119

Item 7         Major Shareholders and Related Party Transactions......................................    120

               (a)   Major Shareholders...............................................................    120

               (b)   Related Party Transactions.......................................................    122

               (c)   Interests of Experts and Counsel.................................................    125

Item 8         Financial Information..................................................................    125


               (a)   Consolidated Statements and Other Financial Information..........................    125

               (b)   Significant Changes in Interim Period............................................    127

Item 9         The Offer and Listing Details..........................................................    129

               (a)   Offer and Listing Details........................................................    129

               (b)   Plan of distribution.............................................................    131

               (c)   Markets..........................................................................    131

               (d)   Selling Shareholders.............................................................    135

               (e)   Dilution.........................................................................    135

               (f)   Expenses of the Issue............................................................    135

Item 10        Additional Information.................................................................    135

               (a)   Share Capital....................................................................    135

               (b)   Memorandum and Articles of Association...........................................    135

               (c)   Material Contracts...............................................................    140

               (d)   Exchange Controls................................................................    140

               (e)   Taxation.........................................................................    141

               (f)   Dividends and Paying Agents......................................................    147

               (g)   Statements by Experts............................................................    147

               (h)   Documents on Display.............................................................    147

               (i)   Subsidiary Information...........................................................    148

Item 11        Quantitative and Qualitative Disclosures About Market Risk.............................    148

Item 12        Description of Securities Other than Equity Securities.................................    150

                                                        PART II

Item 13        Defaults, Dividend Arrearages and Delinquencies........................................    150

Item 14        Material Modifications to the Rights of Security Holders and Use of Proceeds...........    151

Item 15        Reserved...............................................................................    152

Item 16        Reserved...............................................................................    152

                                                       PART III                                           152

Item 17        Financial Statements...................................................................    152

Item 18        Financial Statements...................................................................    152

Item 19        Exhibits...............................................................................    152

               Signature..............................................................................    153

                DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     This annual report contains or incorporates by reference statements that constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

     Factors that could cause actual results to differ materially and adversely include, but are not limited to:

     o changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

     o changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

     o changes in exchange rates or regulations applicable to currency exchanges or transfers;

     o    unexpected developments in certain existing litigation;

     o    increased costs;

     o unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

     o    the factors discussed under "Risk Factors" beginning on page 14.

     You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after filing of this Form to reflect later events or circumstances or to reflect the occurrence of unanticipated events.


                         CERTAIN MEASUREMENTS AND TERMS

     As used throughout this annual report, the terms "IRSA," the "Company," "we," "us," and "our" refer to IRSA Inversiones y Representaciones Sociedad Anonima, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

     In Argentina the standard measure of area in the real estate market is the square meter (m(2)), while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.764 square feet. One hectare is equal to approximately 10,000 square meters and approximately 2.47 acres.

     As used herein:

     o "GLA or gross leasable area", in the case of offices and other rental properties, refers to the total leasable area of the units in each property in which we own an interest, irrespective of our ownership interest in such units and excluding common and parking areas;

     o "GLA or gross leasable area", in the case of shopping centers, refers to the total leasable area of the property, irrespective of our ownership interest in such property (excluding common areas and parking);

     o "net leasable area", refers to the "gross leasable area" of the units in each property in which we own an interest, adjusted to give effect to our ownership interest in such units;

     o "GSA or gross salable area", in the case of development properties refers to the total area of the units or undeveloped land in each property in which we own an interest, held for sale upon completion of development and prior to the sale of any units, irrespective of our ownership interest in such property (including parking areas and storage facilities but excluding common areas);

     o "GSA or gross salable area", in the case of undeveloped parcels of land, refers to the total area of undeveloped property, irrespective of our ownership interest in such property (including parking areas and storage facilities but excluding common areas);

     o "net salable area", in the case of development properties, refers to the total area of the units or undeveloped land in each property in which we own an interest held for sale upon completion of development and prior to the sale of any units;

     o "net salable area", in the case of undeveloped parcels of land, refers to total area of undeveloped property, adjusted to give effect to our ownership interest and includes parking areas and storage facilities but excludes common areas.


             PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     In this annual report, references to "US$" and "U.S. dollars" are to United States dollars, and references to "Ps.", "Peso" or "Pesos" are to Argentine Pesos. References to "R$" or "Reais" are to Brazilian reais, and references to "Bolivars" or "Bs." are to Venezuelan bolivars.

     This annual report contains our audited consolidated financial statements as of June 30, 2002 and 2001 and for the years ended June 30, 2002, 2001 and 2000. Our consolidated financial statements have been audited by PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors, whose report is included herein. Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern. Our independent auditors have issued a report stating that we were negatively impacted by the continued deterioration of the Argentine economy, the Argentine Government's adoption of various economic measures and the devaluation of the Peso which raises substantial doubt as to our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See "Risk Factors - Risks related to our business".

     We prepare our consolidated financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the Comision Nacional de Valores, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Financial Statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 19 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income and shareholders' equity.

     Also contained elsewhere in this annual report are the consolidated financial statements of Alto Palermo Sociedad Anonima (APSA) ("APSA"), an unconsolidated equity investee, as of June 30, 2002 and 2001 and for the years ended June 30, 2002, 2001 and 2000, which have been audited by PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors, whose report is included elsewhere herein. At June 30, 2002 we owned 49,7% of APSA.

     APSA prepares its financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the Comision Nacional de Valores which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 15 to APSA's consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to APSA, and a reconciliation to U.S. GAAP of net (loss) income and shareholders' equity.

     Also contained elsewhere in this annual report are the consolidated financial statements of Brazil Realty S.A. Empreendimentos e Participacoes ("Brazil Realty"), an unconsolidated equity investee, as of June 30, 2001 and 2000 and for the years then ended. The consolidated financial statements of Brazil Realty as of and for the year ended June 30, 2001 have been audited by PricewaterhouseCoopers, Sao Paulo, Brazil, independent auditors, whose report is included elsewhere herein. The consolidated financial statements of Brazil Realty as of and for the year ended June 30, 2000, have been audited by other auditors than PricewaterhouseCoopers, Sao Paulo, Brazil, independent auditors. We owned 49.3% of Brazil Realty as of June 30, 2001 but sold all of such investment in February, 2002. Brazil Realty prepares its financial statements in Reais and in conformity with Brazilian GAAP which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 18 to Brazil Realty's consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Brazilian GAAP and U.S. GAAP, as they relate to Brazil Realty, and a reconciliation to U.S. GAAP of net income and shareholders' equity.

     Our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in our historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadistica y Censos, as follows:

     o we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then current general purchasing power;

     o we have not adjusted monetary items as such items were, by their nature, stated in terms of current general purchasing power in our consolidated financial statements; and

     o we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items.

     We have used a conversion factor of 1.9562 to restate our financial statements in constant Argentine Pesos of June 30, 2002.

     We have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

     Since July 1, 1996, we have used the "proportionate consolidation method" of accounting for our controlled and jointly controlled investments. We prepare our consolidated statements of income on a proportionate consolidation basis but do not use this method to prepare our balance sheet or cash flows. All notes in our consolidated financial statements relating to income statement items have also been prepared on a proportionate consolidation basis. We calculate the proportionate consolidation method by applying our percentage ownership interest to the historical financial statements of our equity method investments. We consider this method to reflect more appropriately our results of operations and the integration of our core businesses. The use of the proportionate consolidation method has been approved by the Argentine Comision Nacional de Valores. Although the use of the proportionate consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of our consolidated statements of income, it does not impact our consolidated shareholders' equity or our net income. Note 14 to our audited consolidated financial statements presents our statements of income for the three years in the period ended as of June 30, 2002 reporting.

     o the jointly controlled investments accounted for by the equity method, with the earnings or losses included as earnings or losses from equity investments, and

     o minority interest in earnings or losses of controlled subsidiaries.

     Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

     References to fiscal years 1998, 1999, 2000, 2001 and 2002 are to the fiscal years ended June 30 of each such year.


                                   MARKET DATA

     Market data used throughout this annual report were derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     This item is not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     This item is not applicable.


ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2002, 2001 and 2000 and the selected consolidated balance sheet data as of June 30, 2002 and 2001 have been derived from our consolidated financial statements included in this annual report which have been audited by PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors. The consolidated statements of income data for the years ended June 30, 1999 and 1998 and the selected consolidated balance sheet data as of June 30, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements that are not included herein.

     Our consolidated financial statements as of June 30, 2002 have been prepared on the assumption that we will continue as a going concern. Our independent auditors have issued a report stating that we have been negatively impacted by the continued deterioration of the Argentine economy, the Argentine Government adoption of various economic measures and by the devaluation of the Peso, which raises substantial doubt as to our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See "Risk Factors--Risks related to our business."

     Our financial statements are presented in Pesos. Our financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 19 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net (loss) income and shareholders' equity and a reconciliation to U.S. GAAP of net (loss) income reported under Argentine GAAP for the years ended June 30, 2002, 2001 and 2000, and of shareholders' equity reported under Argentine GAAP as of June 30, 2002 and 2001. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

     Our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in the historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadistica y Censos, as follows:

     o we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power.

     o we have not adjusted monetary items, as such items were by their nature stated in terms of current general purchasing power in our consolidated financial statements.

     o we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items, and

     o we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

     We have used a conversion factor of 1.9562 to restate our financial statements in constant Argentine Pesos as of June 30, 2002.

                                                                 AS OF AND FOR THE YEAR ENDED JUNE 30,
                                         ---------------------------------------------------------------------------------------
                                             2002            2002           2001          2000            1999           1998
                                         -------------   -----------     -----------   -----------    -----------    -----------
                                         (US$ 000) (1)   (Ps.000) (2)    (Ps.000) (2)  (Ps.000) (2)   (Ps.000) (2)   (Ps.000) (2)
INCOME STATEMENT DATA

ARGENTINE GAAP
Sales.................................        55,610         211,319      339,843       361,930         393,218       338,112
Costs.................................       (31,936)       (121,355)    (172,024)     (167,689)       (195,321)     (176,852)
Gross profit..........................        23,675          89,964      167,819       194,241         197,897       161,260
Selling expenses......................        (9,035)        (34,332)     (33,748)      (36,886)        (22,383)      (15,771)
Administrative expenses...............        (9,906)        (37,643)     (50,740)      (55,629)        (54,218)      (49,150)
Loss on purchasers rescissions of
   sales contracts....................          7.11              27          (14)       (1,541)              -             -
(Loss) gain from operations and
   holdings of real estate assets,
   net (3)............................       (17,094)        (64,956)      (6,305)       (2,696)          1,037        (1,618)
Operating (loss) income...............       (12,353)        (46,940)      77,012        97,489         122,333        94,721
Net (loss) income in equity investments         (518)         (1,967)     (10,323)       (1,428)          7,375         3,286
Financial results, net................      (113,742)       (432,220)    (110,302)      (58,876)        (43,993)      (12,387)
Other income (expenses), net .........        (2,240)         (8,511)      (5,653)      (11,907)          9,133        (6,788)
(Loss) income before taxes............      (128,852)       (489,638)     (49,237)       25,278          94,848        78,832
Preacquisition earning attributable to
   the former shareholders of acquired
   companies..........................             -               -            -             -               -        (3,607)
Extraordinary loss....................             -               -       (5,624)            -               -             -
Income tax............................        (2,627)         (9,981)      (5,063)      (13,727)         (7,862)       (3,225)
(Loss) income for the period..........      (131,479)       (499,619)     (59,953)       11,551          86,986        71,999
(Loss) income per share (4)...........         (0.63)          (2.41)       (0.29)         0.06            0.46          0.47
(Loss) income per GDS (4).............         (6.34)         (24.09)       (2.94)         0.59            4.59          4.74
Average outstanding shares............       207,412         207,412      204,189       204,652         189,058       153,282

U.S. GAAP
Sales.................................        38,542         146,458      218,152       222,894         264,902       282,398
Net income (loss) (4).................      (171,302)       (650,948)      20,024       (16,898)         41,110        72,949
Net (loss) income before extraordinary
   items and accounting changes.......      (171,302)       (650,948)      (1,219)      (13,412)         31,561        72,949
Basic net income (loss) per GDS(4)....         (0.08)          (0.31)        1.10         (0.82)           2.17          4.76
Basic net (loss) income before
   extraordinary items and accounting
   changes per GDS(4).................         (0.08)          (0.31)       (0.06)        (0.65)           1.66          4.76
Weighted average common shares
   outstanding........................       207,412         207,412      204,189       204,652         189,058       153,282

BALANCE SHEET DATA

ARGENTINE GAAP
Cash and current investments..........        16,218          61,627      100,237        81,399          86,777       303,618
Inventories...........................        18,602          70,688       92,182       129,851         154,197       126,725
Mortgages and leases receivable, net..         3,984          15,139      104,254       120,329         140,680       137,513
Non-current investments (5)...........       138,513         526,348      699,893       819,983         573,941       451,135
Fixed assets, net.....................        89,156         338,794      419,375       451,483         506,791       446,403
Total current assets..................        35,871         136,308      221,875       246,195         299,584       453,672
Total assets..........................       301,241       1,144,715    1,494,549     1,665,227       1,730,556     1,769,913
Short-term debt (6)...................       148,616         564,739      352,091       197,017         247,778       180,344
Total current liabilities.............       159,489         606,060      385,661       236,344         290,212       238,533
Long-term debt (7)....................         37.37             142       28,848       208,555         204,073       321,406
Total non-current liabilities.........           795           3,021       34,497       215,863         218,322       354,999
Minority Interest.....................        19,794          75,218      114,356       112,600          85,548        80,970
Shareholders' equity..................       121,162         460,416      960,035     1,100,420       1,109,065     1,069,458

U.S. GAAP
Total assets..........................       279,282       1,061,273    1,436,970     1,611,242       1,700,474     1,725,195
Total shareholders' equity............        86,708         329,492      877,931     1,024,421       1,061,687     1,022,490

CASH FLOW DATA

ARGENTINE GAAP
Net cash provided by operating
   activities.........................        12,454          47,325       95,894       123,898         113,996        99,260





Net cash provided by (used in)
   investing activities...............        (4,599)        (17,476)      72,755       (33,353)       (185,508)     (476,589)
Net cash (used in) provided by
   financing activities...............        (9,965)        (37,867)    (164,647)     (104,471)       (116,167)      455,454
U.S. GAAP
Net cash provided by operating
   activities.........................         2,780          10,564       87,478        90,915         135,498        99,260
Net cash (used in) provided by
   investing activities...............        (4,929)        (18,732)      71,841          (370)       (207,011)     (476,589)
Net cash (used in) provided by
   financing activities...............        (9,702)        (36,867)    (154,808)     (104,471)       (116,167)      455,454
Effect of exchange rate changes on
   cash and cash equivalents..........           478           1,818            -             -               -             -
Effect of inflation accounting........         9,160          34,808            -             -               -             -

OTHER FINANCIAL DATA

ARGENTINE GAAP
EBITDA (8)............................        22,220          84,436      120,766        94,981         123,168       132,253
Depreciation and amortization.........         5,535          21,033       23,103        26,023          21,424        17,023
Capital expenditures (9)..............        11,403          43,332       61,381        37,340         186,199       484,077
Ratio of earnings to fixed charges (10)        (28.6)          (28.6)         0.8           1.4             2.3           2.6
Ratio of current assets to current
   liabilities........................         0.225           0.225        0.575         1.042           1.032         1.902
Ratio of shareholders' equity to total
   liabilities........................         0.756           0.756        2.285         2.433           2.181         1.802
Ratio of non-current assets to total
   assets.............................         0.881           0.881        0.852         0.852           0.827         0.744
Profitability (11)....................        (0.703)         (0.703)      (0.058)        0.010           0.080         0.088

(1) Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nacion Argentina for June 28, 2002 which was Ps. 3.8 per US$1.0. We make no representation that the Argentine Peso or U.S. dollar amounts actually represent, could have been or could be converted into dollars at the rates indicated, at any particular rate or at all. See "Exchange Rates".

(2) In thousands of constant Pesos of June 30, 2002, except for ratios and weighted average number of shares outstanding. Includes adjustment by inflation as of June 30, 2002. Sums may not total due to rounding.

(3) Includes unrealized gains from temporary investments in affiliated companies with non-voting rights, capital issuance premium and loss from write off of real estate assets for certain periods. See Note 8 to our consolidated financial statements.

(4) We have calculated earnings per share data under Argentine GAAP and U.S. GAAP based on the weighted average number of common shares outstanding during the respective period. Each GDS represents ten common shares.

(5)  Includes undeveloped parcels of land.

(6) Includes short-term loans, the current mortgages payable and the current portion of the seller financing.

(7) Includes long-term loans, non-current mortgages payable and the non-current portion of the seller financing.

(8) EBITDA is operating income before depreciation and amortization minus gain from operations and holdings of real estate assets. You should not construe EBITDA as an alternative to (i) net income (as defined in accordance with Argentine GAAP) as an indicator of our operating performance or (ii) cash flow from our operating activities (as determined in accordance with Argentine GAAP) as a measure of liquidity. Does not include income from subsidiaries.

(9)  Includes the purchase of fixed assets and long-term investments.

(10) The ratios related to the year ended June 30, 2002 and 2001 and to the year ended June 30, 2001 indicate less than one-to-one coverage. Consequently, earnings for these periods were inadequate to cover fixed charges. Total earnings of Ps. 485.2 million and Ps. 25.3 million would have been required to attain a ratio of one-to-one determined under Argentine GAAP for the years ended June 30, 2002 and 2001, respectively.

(11) Net Profit (Loss) / Average Shareholders' Equity (simple average between the fiscal period's shareholders equity and the shareholders' equity for the same fiscal period of the immediately preceding year)

     EXCHANGE RATES

     Since April 1, 1991 until the beginning of 2002, the Convertibility Law No. 23,928 was applicable in Argentina. The Convertibility Law established a fixed exchange rate under which the Argentine Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar.

     On January 7, 2002, Congress enacted the Public Emergency Law and Foreign Exchange System Reform Law No. 25,561 ("the Public Emergency Law") whereby the executive branch was granted the power to determine the new exchange rate between the Peso and foreign currencies and to approve the corresponding monetary regulations. Thereafter, the executive branch announced the devaluation of the Peso with the establishment of a dual exchange rate system pursuant to which certain limited transactions occurred at a fixed rate of Ps. 1.40 per US$
1.00 and all other transactions are settled at a floating market rate, depending on supply and demand. See "Risk Factors - Risks related to Argentina".

     The Public Emergency Law amends several provisions of the 1991 Convertibility Law, the most important of which are:

     o the repeal of the Ps. 1.00 to US$ 1.00 fixed exchange rate established in 1991;

     o the elimination of the obligation of the Argentine Central Bank to sell foreign currency for conversion transactions at the rate Ps. 1.00 = US$ 1.00;

     o the elimination of the requirement that the Argentine Central Bank's reserves in gold and foreign currency shall at all times be equivalent to not less than 100% of the monetary base. However, the law only states that the Central Bank's reserves in gold and foreign currency will need to be at all times sufficient to support the monetary base. Accordingly, the monetary base is not necessarily fully backed by foreign currency-denominated reserves, which would potentially have an inflationary effect on prices; and

     o the continuing prohibition of escalation clauses and other means of adjustment of monetary obligations in Pesos.

     On January 11, 2002 the Argentine Central Bank ended a bank holiday that it had observed since December 21, 2001. The exchange rate began to float freely for the first time in eleven years at Ps. 1.40 per US$ 1.00. The shortage of dollars and the desperation of the people to convert their Pesos caused the exchange rate to rise 25%, closing at Ps. 1.75 per US$ 1.00. Since then, the exchange rate has continued to grow, forcing the Argentine Central Bank to intervene in the market and sell U.S. dollars in order to prevent a significant depreciation of the Peso.

     Since February 11, 2002, there has been a single free exchange market for all exchange transactions, with the following main features:

     o    the rate of exchange is determined by free supply and demand,

     o exchange transactions may only be carried out by entities authorized by the Argentine Central Bank to do so,

     o transfers abroad by the private non-financial sector, the financial sector and public companies which do not depend on the state for their budget for principal servicing of financial loans or profit or dividend remittances will require prior approval from the Argentine Central Bank, regardless of their method of payment. This requirement will not apply to transfers relating to (i) debt agreements with international agencies, (ii) debt with banks participating in the financing of investment projects jointly financed by international agencies, and (iii) debt agreements with official credit agencies or debt guaranteed by them.

     Before 1991, the Argentine currency had experienced a significant number of large devaluations and Argentina had adopted and operated under various exchange control policies. We cannot assure you that the executive branch will continue its current policies or that further devaluations will not take place.

     The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of dollars expressed in nominal Pesos per dollar. On November 19, 2002, the applicable Peso/dollar exchange rate was Ps. 3.47 to US$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

                             NOMINAL EXCHANGE RATES

                                                                           EXCHANGE RATE
                                                ---------------------------------------------------------------------
                                                   HIGH(1)           LOW(2)          AVERAGE(3)        PERIOD END
                                                   -------           ------          ----------        ----------
   Year Ended December 31, 1996.............        1.0000            0.9990           0.9995           1.0000
   Year Ended December 31, 1997.............        1.0000            0.9990           0.9995           1.0000
   Year Ended December 31, 1998.............        1.0000            0.9990           0.9995           1.0000
   Year Ended December 31, 1999.............        1.0000            0.9990           0.9995           1.0000
   Year Ended December 31, 2000.............        1.0000            0.9990           0.9995           1.0000
   Year Ended December 31, 2001(4)..........        1.0000            0.9990           0.9995           1.0000
   Month Ended January 31, 2002.............        2.0700            1.6000           1.9100           2.0500
   Month Ended February 28, 2002............        2.1500            1.7000           2.0000           2.1500
   Month Ended March 31, 2002 ..............        3.1500            2.0500           2.4400           3.0000
   Month Ended April 30, 2002 ..............        3.1500            2.6800           2.8900           2.9800
   Month Ended May 31, 2002 ................        3.5500            3.0500           3.3064           3.5500
   Month Ended June 30, 2002 ...............        3.8600            3.4700           3.6250           3.8000
   Month Ended July 31, 2002 ...............        3.7400            3.5000           3.5709           3.6500
   Month Ended August 31, 2002 .............        3.6000            3.5200           3.5736           3.5800
   Month Ended September 30, 2002 ..........        3.7000            3.5700           3.6043           3.6950
   Month Ended October 31, 2002 ............        3.7000            3.4700           3.6059           3.4700

   -------------

(1) The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(2) The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(3)  Average of month-end rates.

(4) From December 23, 2001 through January 11, 2002 Banco Nacion did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: Central Bank; Banco de la Nacion Argentina, Bloomberg


     Fluctuations in the exchange rate between the Peso and the dollar may affect the dollar equivalent of the Peso price of the convertible notes on the Bolsa de Comercio de Buenos Aires. Increases in Argentine inflation or devaluation of the Argentine currency could materially and adversely affect our operating results.

B. CAPITALIZATION AND INDEBTEDNESS

     This item is not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     This item is not applicable.

D. RISK FACTORS

     You should consider the following risks with respect to an investment in our Company and the countries in which we operate.

RISKS RELATED TO ARGENTINA

     OVERVIEW OF ARGENTINE ECONOMIC AND POLITICAL RISKS

     All of our operations and properties are located in Argentina. Domestic demand for our rental and development properties broadly reflects prevailing conditions in the Argentine economy. Accordingly, contraction in the domestic economy or other adverse economic conditions may reduce demand for our properties and their values and may adversely affect our ability to meet our obligations. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation. In 1988, 1989 and 1990, the annual inflation rates were approximately 338%, 4,924% and 1,344%, respectively, based on the consumer price index and approximately 432%, 5,386% and 798%, respectively, based on the wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rate systems during this period. At various times throughout Argentine history, the foreign exchange market has been subject to exchange controls.

     In 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91 (together, the "Convertibility Law"). The Convertibility Law fixed the exchange rate at one Peso per U.S. dollar and required that the Argentine Central Bank maintain reserves in gold and foreign currency in an amount at least equivalent to the monetary base. Following adoption of the Convertibility Law, inflation declined steadily and the Argentine economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.0% in 1999, 0.5% in 2000 and 4.9% in 2001. During the second half of 2001, Argentina's recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

     RECENT POLITICAL AND ECONOMIC INSTABILITY HAS PARALYZED COMMERCIAL AND FINANCIAL ACTIVITIES

     Following his election in October 1999, President Fernando De la Rua was confronted with the challenges of dealing with Argentina's enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, he lacked the support of Congress, which was controlled by the opposition Peronista party, and the cooperation of several provincial governors who were also Peronistas. His political strength was further weakened by infighting within his own party which reached a peak with the resignation of the Vice-President in October 2000.

     The De la Rua administration failed to address adequately the growing public sector deficit, both at the federal as well as at the provincial level. As tax revenues dropped as a result of the recession, the public sector relied increasingly on financing from local, and to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector's creditworthiness deteriorated, interest rates increased to record highs, bringing the Argentine economy to a virtual standstill. The lack of confidence in the country's economic future and its ability to sustain the Peso's parity with the U.S. dollar led to massive withdrawals of deposits from the financial system. Despite prior assurances to the contrary, on December 1, 2001, the Argentine government enacted Decree 1570/2001 by which it effectively froze bank deposits and introduced exchange controls restricting capital outflows. Some of these measures, known as the "corralito," included restrictions on rights to withdraw deposits from financial institutions and the prohibition of transfers of money abroad. These measures caused social discontent to increase, triggering the looting of stores throughout Argentina on December 19, 2001, and the resignation of Minister of Economy, Domingo Cavallo. On December 21, 2001, after declaring a state of siege, President De la Rua resigned in the midst of an escalating political, social and economic crisis.

     Following the resignation of an interim President only one week after his appointment, on January 1, 2002, the Legislative Assembly elected Peronista senator Eduardo Duhalde as President to serve for the remaining term of former President De la Rua until December 2003. On July 2, 2002, President Duhalde announced that presidential elections would be held in March 2003 instead of October 2003 and that the new president would assume his mandate in May 2003 instead of December 2003. On November 18, 2002, an agreement between provincial governors was signed so as to postpone presidential elections until April 27, 2003, with the new president assuming his mandate in May, 2003. Since his appointment on January 2,

2002, President Duhalde and the current Argentine government have undertaken a number of far-reaching initiatives including:

     o ratifying the suspension of payment of almost all of Argentina's sovereign debt declared by the interim President;

     o ending the Peso-U.S. dollar Parity set forth in the Convertibility Law and the resulting devaluation of the Peso;

     o converting certain dollar-denominated debts into Peso-denominated debts at a one-to-one exchange rate;

     o converting, with limited exceptions (financial and commercial), dollar-denominated bank deposits into Peso-denominated bank deposits on an exchange rate of Ps. 1.4 per U.S. dollar;

     o restructuring bank deposits and continuing restrictions on bank withdrawals and transfers abroad;

     o enacting an amendment to the Argentine Central Bank's charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems;

     o requiring that, beginning on June 26, 2002, the general exchange positions of financial entities cannot exceed 5% of the value of their assets are available to pay their liabilities (a minimum of US$ 1,000,000 for banking institutions and US$ 500,000 for non-banking financial institutions), as registered in November, 2001; and

     o allocating Argentine government bonds to financial institutions in compensation for their obligation to both convert all dollar-denominated loans into Peso-denominated loans at a one-to-one exchange rate and convert all U.S. dollar-denominated bank deposits into Peso-denominated deposits at an exchange rate of Ps. 1.40 per U.S. dollar.

     At this time, the degree of internal and external support for the Duhalde administration still remains unclear. Widespread political protests and social disturbances are continuing on an almost daily basis, and to date the International Monetary Fund and other multilateral and official sector lenders have indicated their unwillingness to provide financial aid until a sustainable economic program has been presented. It is unclear whether President Duhalde will be able to finish his mandate, whether he will have the necessary support to implement the reforms required to restore economic growth or whether he will even be able to remain in power. The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the new Argentine government, or any particular set of economic policies, have created an atmosphere of great uncertainty. This uncertainty is aggravated by the increasing tension between the executive branch and Congress. As a result, virtually all commercial and financial activities have been paralyzed, further aggravating the economic recession which precipitated the current crisis.

     These conditions have had and can be expected to have a material adverse effect on our financial condition and results of operations as they have paralyzed, and we expect will continue to paralyze, investment and consumption decisions, thus causing a reduction in retail sales, sales of real estate and demand for office and commercial space.

     ARGENTINA'S INSOLVENCY AND RECENT DEFAULT ON ITS PUBLIC DEBT HAS DEEPENED THE CURRENT FINANCIAL CRISIS

     As of December 2001, Argentina's total gross public debt was approximately US$ 137.0 billion. On December 23, 2001, former interim President Rodriguez Saa declared the suspension of payments on certain of Argentina's sovereign debt, and President Duhalde ratified this measure on January 2, 2002.

     In addition, the principal international rating agencies have recently and repeatedly downgraded the rating of Argentina's sovereign debt. On November 6, 2001, Standard & Poor's lowered Argentina's long-term local and foreign currency sovereign credit ratings from "CC" to "SD" (selective default), indicating that the Republic is defaulting on some of its obligations. The single-'C' ratings on the short-term debt were affirmed. On December 1, 2001, Fitch IBCA and Duff & Phelps lowered the ratings for the long term debt from "CCC" to "DDD" and the ratings for the short term debt from "B" to "C". On December 21, 2001, Moody's Investors Service lowered Argentina's foreign currency country ceiling for bonds to "Ca" from "Caa3", indicating that the downgrade reflects rapidly deteriorating economic, financial and social conditions.

     Moreover, on November 14, 2002, the Argentine government defaulted on all but a fraction of an US$ 805 million payment due on that date to the World Bank, deepening the country's rift with the international financial establishment and stirring concern about a new deterioration in relations between the United States and Latin America. Countries that fail to pay official multilateral institutions such as the World Bank risk becoming full-fledged international financial pariahs and, though Argentina fully intends to meet its obligations once an IMF agreement is reached, the country could fall further into economic isolation. Eventually, the World Bank will suspend disbursements on projects that aid the country's poor and Argentine businesses that are still receiving loans from abroad to finance exports and imports will probably find it much more difficult to do so.

     The Argentine government's current insolvency and inability to obtain financing can be expected to affect significantly its ability to implement any reforms, undermining the private sector's ability to restore economic growth, and may result in deeper recession, higher inflation and unemployment and greater social unrest. Furthermore, the restrictions on bank withdrawals, and the ensuing paralysis of economic activity, have caused tax revenues to drop dramatically in recent months. As a result, our business, financial condition and results of operations will likely be materially and adversely affected, as paralysis of the economy and inflation negatively affect consumers' purchasing power, which, in turn, affects retail sales, investment decisions in residential real estate and demand for office and shopping center space.

     THE ARGENTINE PESO HAS BEEN SUBJECT, AND MAY CONTINUE TO BE SUBJECT TO, SUBSTANTIAL DEPRECIATION AND VOLATILITY

     The Argentine government's economic policies and any future changes in the value of the Peso against the dollar could adversely affect our financial condition and result of operations. The Peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

     As a result of inflationary pressures, the Argentine currency was devaluated repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rates, and prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. During the 1990s the devaluation and fluctuation of the Peso against the dollar was controlled by the Convertibility Law, which fixed the exchange rate at one Peso per dollar. However, the Economic Emergency Law puts an end to ten years of U.S. dollar-Peso parity, and in recent months, the Argentine government has authorized a free floating exchange rate for all transactions. This has resulted in a significant devaluation of the Peso. Since the devaluation of the Peso, the Peso has fluctuated significantly, causing the Argentine Central Bank to intervene in the market to support the value of the Peso by selling dollars. As of November 19, 2002, the exchange rate was Ps. 3.47 = US$ 1.00.

     No assurance can be given that future policies to be adopted by the Argentine government will be able to control the value of the Peso and it is likely that the Peso will be subject to significant fluctuations and depreciations in the future, which could materially and adversely affect our financial conditions and result of operations as a consequence of the exchange risk associated with the difference that exists between our Peso-denominated revenues and assets and our high proportion of dollar-denominated liabilities.

     THE RECENT DEVALUATION OF THE PESO WILL ADVERSELY AFFECT ARGENTINE ECONOMIC CONDITIONS AND OUR FINANCIAL POSITION

     On January 6, 2002, Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the "Public Emergency Law"), putting an end to ten years of U.S. dollar-Peso parity under the Convertibility Law and eliminating the requirement that the Argentine Central Bank's reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to the sum of the Pesos in circulation and the Peso deposits of the financial sector with the Argentine Central Bank. The Public Emergency Law grants the executive branch the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. On the same day, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Argentine Central Bank approval, and import and export transactions at an exchange rate of Ps. 1.4 per dollar and a floating rate to be freely determined by the market for all other transactions.

     On January 11, 2002, after the Argentine Central Bank ended a banking holiday that it had imposed since December 21, 2001, the exchange rate began to float for the first time since April 1991. Higher demand for scarce U.S. dollars caused the U.S. dollar to trade well over the Ps. 1.4 per U.S. dollar rate used by the Argentine government. As a result, the Argentine Central Bank intervened on several occasions by selling U.S. dollars to support the Peso. However, the Argentine Central Bank's ability to support the Peso by selling U.S. dollars depends on its limited U.S. dollar reserves and external financial assistance from the IMF, which it has been unable to obtain. On February 3, 2002, the executive branch announced the elimination of the dual exchange rate in favor of a single floating rate for all transactions and on the same day another banking holiday was imposed, preventing the conversion of Pesos until February 11, 2002. Moreover, to allow for a period to find a solution to the continuing problem of decreasing bank reserves, the Argentine government imposed another banking holiday from April 22 to April 26. Since January 2002, trading in foreign currency has been limited and involved small amounts mainly due to restrictions imposed on bank deposits. Furthermore, the Argentine Central Bank has approved only a limited number of transactions involving the transfer of foreign currency abroad and has determined certain transfer of funds to be made only with its prior approval.

     The Argentine government is facing severe fiscal problems due to the recent devaluation. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated. Therefore, the Argentine government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

     Past history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth.

     Since the end of Convertibility, according to numbers released by the Instituto Nacional de Estadistica y Censos ("INDEC") the consumer price index has increased by 39.7% in the first nine months of the year while the wholesale price index has grown by 121.2%.

     Great uncertainty exists surrounding the ultimate resolution of Argentina's economic and political instability and actual results are unpredictable. The Argentine economic and political situation continues to evolve and the Argentine government may enact future regulations or policies that, when finalized and adopted, may adversely and materially impact, among other items:

     o the realized revenues we receive for services offered in Argentina, such as rental contracts;

     o    our asset valuations; and

     o our Peso-denominated monetary assets and liabilities, which could be affected by the introduction of different inflation adjustment indexes.

     THERE IS RISK THAT THE ARGENTINE FINANCIAL SYSTEM WILL COLLAPSE

     Although the amount of deposits in the Argentine banking system has been decreasing during the last few years, during the last quarter of 2001 a significant amount of deposits were withdrawn from Argentine financial entities as a consequence of the increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities in an attempt to pay back depositors. However, the general unavailability of external or local credit created a liquidity crisis, which triggered numerous payment defaults which in turn undermined the ability of many Argentine banks to pay back depositors.

     To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the De la Rua administration restricted the amount of cash that account holders could withdraw from banks. Subsequently, the Duhalde administration in an attempt to stop the continuing drain on bank reserves enforced a mandatory rescheduling of maturities and released a schedule stating how and when money in savings and checking accounts and maturing time deposits would become available. These restrictions, known as the "corralito", are still in effect, although restrictions on withdrawals for banking and saving accounts have been relaxed. In addition, on June 1, 2002, in an attempt to resolve the "corralito" problem, the Argentine government published a decree which offers deposit holders the opportunity to exchange their rescheduled deposits for three different types of bonds:

     o bonds due 2012: offered to holders of deposits in U.S. dollars which had been pesified at an exchange rate of Ps. 1.40 per U.S. dollar. These bonds are denominated in U.S. dollars;

     o bonds due 2007: offered to holders of deposits in U.S. dollars or Pesos. These bonds are denominated in Pesos with an annual interest rate of 2% plus an inflation adjustment; and

     o bonds due 2005: offered to holders of deposits in U.S. dollars or Pesos who are over 75 years old; received the deposited amount as indemnity or suffer from certain health problems. These bonds grant the holder the option to exchange the original deposit into a bond in U.S. dollars at an exchange rate of Ps. 1.40 per U.S. dollar.

     These bonds can be used to purchase public goods, machinery and new cars, to acquire properties under construction, to pay bank debts, to pay taxes due June 1, 2001, and to invest in trust funds to finance investment projects. Deposit holders who decide not to subscribe to these bonds will be granted a rescheduled deposit certificate (CEDRO) with which they will be able to purchase certain new securities and notes. This certificate may also be sold on the Bolsa de Comercio de Buenos Aires and on other Argentine stock exchanges, or kept until its rescheduled maturity date.

     Despite the "corralito", between January 1 and July 1, 2002, approximately Ps. 20.0 billion were withdrawn from banks due to court rulings that enabled certain depositors to withdraw their money. This resulted in a further weakening of the banking system. Consequently, on April 25, 2002, the Argentine government enacted Law No. 25,587 in an attempt to stop the outflow of funds caused by several judicial measures which forced financial institutions to return deposited funds to their owners as a precautionary measure, pending the resolution of claims. This new law prevents judges from adopting said provisional measures in all proceedings against the Argentine government or any financial institution which involve funds frozen in the financial system.

     The "corralito" led to the paralysis of virtually all commercial and financial activities and significantly diminished consumer retail spending as a result of increased uncertainty, the inability for depositors to access their savings and a general shortage of cash. Additionally, social unrest and protests directed against financial institutions and the Argentine government became widespread.

     On November 24, 2002, Economy Minister Roberto Lavagna, announced that the Government would lift the unpopular limits it had established on cash withdrawals from savings and checking accounts as from December 2, 2002, although fixed-term deposits would remain frozen for the time being. As the devastating recession shows signs of levelling out and confidence in banks slowly returns, restrictions on about 21 billion pesos in deposits will be freed up. A step-by-step loosening of the bank restrictions should free up more money for economic activity, be popular politically, have neutral effect on the currency and please the International Monetary Fund.

     Nevertheless, the solvency of the Argentine financial system is still in jeopardy, and the system's failure would have a material and adverse effect on the prospects for economic recovery and political stability, thus adversely affecting our revenue stream and our ability to access new credit or refinance our existing debt.

     THE PARALYSIS OF ARGENTINE PAYMENT SYSTEM IS ADVERSELY IMPACTING ECONOMIC ACTIVITY AND OUR ABILITY TO OPERATE

     Argentina's economy is currently suffering from a disruption in traditional systems of payment due to a severe shortage of liquidity in the marketplace. The current shortage is the result of several factors. Argentina has been in an economic recession since the fourth quarter of 1998, which reduced excess cash and access to credit. Due to mounting concern over the sustainability of de la Rua's economic plan, large quantities of bank deposits were withdrawn from local financial institutions and transferred abroad. This run on deposits threatened to collapse the banking system, effectively suspending access to deposits and credit. The former De la Rua administration imposed strict limits on withdrawals on December 1, 2001, which are still in place in a less restrictive form. In addition, when the Argentine government repealed the Convertibility Law on January 10, 2002, widespread fear of major devaluations of the Peso further increased demand for U.S. dollars, and consumers have become more reluctant to use U.S. dollars for payments of goods and services.

     The ensuing shortage of cash disrupted Argentina's payment system, which has historically favored cash settlements. The shortage of cash and resulting scarcity of working capital has contributed to a severe contraction of customary trade credit which in turn has brought many commercial activities to a standstill. The disruption of the payment system has had a particularly significant impact on Argentina's cash-based informal economy and those who depend on it.

     A significant portion of retail sales is paid in cash and, as a result, the scarcity of liquidity in the financial system is likely to adversely affect tenants' sales and the overall financial condition of our tenants and, thus, will adversely affect our ability to make cash collections.

     INFLATION IS ESCALATING AND UNDERMINING PROSPECTS FOR ECONOMIC RECOVERY IN ARGENTINA

     On January 24, 2002, the Argentine government amended the charter of the Argentine Central Bank to allow the Argentine Central Bank to print currency in excess of the amount of the foreign reserves it holds without having to maintain a fixed and direct relationship with the foreign currency and gold reserves, to make short-term advances to the federal Argentine government to cover its anticipated budget deficits, and to provide financial assistance to financial institutions with liquidity or solvency problems.

     There is considerable concern that if the Argentine Central Bank prints currency to finance deficit spending, significant inflation will result. Through October 31, 2002, the consumer price index and the wholesale price index had exhibited cumulative increases of 40.0% and 123.5% respectively. Past history raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth. We cannot assure that the Argentine economy will not be negatively affected by a resurgence of inflation, which would materially and adversely affecting our financial condition and results of operations

     HIGH UNEMPLOYMENT AND OTHER LABOR DIFFICULTIES HAVE CONTRIBUTED TO THE SOCIAL UNREST IN ARGENTINA AND MAY AFFECT OUR OPERATIONS

     In October 2001, unemployment stood at 18.3%. As a consequence of the continued recession, unemployment increased to 21.5% in May 2002. Figures are released bi-annually in May and October, and the current unemployment rate is believed to be significantly higher than the most recently published official rate. Moreover, during the last few months since the devaluation of the Peso, the labor market has not only been affected by unemployment but it has also been negatively affected by a significant decrease in real salary due to growing inflation.

     Unemployment and underemployment continue to create serious social problems in Argentina. In order to moderate the social instability arising from the labor situation, the present administration has included in its 2002 budget, social aid programs aimed at improving health and food provision, employment generation and a subsidy for the unemployed. Nevertheless, such programs have yet to mitigate the current social unrest, and if unemployment rates do not decrease substantially, consumption of retail goods will be detrimentally affected which in turn will adversely affect the financial condition of APSA's tenants, and consequently, our results of operations.

     RECENT AMENDMENTS TO THE "BANKRUPTCY LAW" ADVERSELY AFFECT PROPERTY RIGHTS

     In February 2002, the Argentine Congress amended the bankruptcy law that impaired certain protections afforded to creditors. Such law suspended any foreclosure proceedings, whether in or out of court, including under mortgage and pledge-secured loans, for a 180-day period after its enactment.

     Faced with increasing pressure, the Government promulgated a new bankruptcy law which repealed the suspension of foreclosures. However, the suspension of such foreclosures was retained for a period of 270 days after its enactment with respect to a debtor's dwelling, or a debtor's property dedicated to production, trade or service provision activities. Although the period of 270 days has expired on November 15, 2002, we cannot assure you that the Argentine government would not concede debtors a new extension of the suspension of the foreclosures.

     UNCERTAINTY REGARDING ARGENTINE AND BRAZILIAN PRESIDENTIAL ELECTIONS.

     There is great uncertainty with respect to the Argentine electoral future. It is not still clear if presidential elections will be held in April 2003, as a consequence of a consented early resignation of President Duhalde or if they will be postponed. The political turbulence caused by oncoming elections can jeopardize the relative economic stability achieved during the last months of year 2002.

     The future of Argentina relies in a great extent on the policies that the newly elected president is to implement. Investment decisions will depend on the future government's ability to revert investors' distrust by guarantying the fulfillment of property rights, contracts and laws. The future of the country will as well depend on the achievement of a sustainable and solvent fiscal situation.

     Moreover, the measures that are expected to be adopted by the recently elected president in Brazil, Luiz Inacio Da Silva, beginning in January 2003, would also have a significant impact on Argentina's political and economic future.

     FUTURE GOVERNMENTAL POLICIES WILL LIKELY SIGNIFICANTLY AFFECT THE ECONOMY AS WELL AS THE OPERATIONS OF FINANCIAL INSTITUTIONS

     The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Due to the current Argentine crisis, in the last few months the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy as well as financial institutions in particular. We cannot assure you that laws and regulations currently governing the economy or the banking sector will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our foreign-currency denominated debt obligations.

     Due to the current social and political crisis, investing in Argentina also entails the following risks:

     o civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes;

     o expropriation, nationalization and forced renegotiation or modification of existing contracts; and

     o taxation policies, including royalty and tax increases and retroactive tax claims.

RISKS RELATED TO OUR BUSINESS

     UNCERTAINTIES RESULTING FROM THE CONTINUED DETERIORATION OF THE ARGENTINE ECONOMY, THE ARGENTINE GOVERNMENT'S ADOPTION OF VARIOUS ECONOMIC MEASURES AND THE DEVALUATION OF THE PESO GIVE RISE TO A SUBSTANTIAL DOUBT AS TO OUR ABILITY TO REMAIN A GOING CONCERN.

     Our audited consolidated financial statements have been prepared on the assumption that we will continue as a going concern. As a result of the continued deterioration of the Argentine economy, the devaluation of the Peso and the Argentine government's adoption of various economic measures, as further described in the Risk Factors discussed below, we cannot assure you that we will be able to obtain the necessary financial resources to repay or refinance our debt, that the restrictions imposed by the Argentine Central Bank on the transfer of funds abroad will not prevent us from paying principal and interest on our external debt as it comes due or that these conditions will not have a material adverse effect on our financial condition or results of operations.

     On September 9, 2002, our independent auditors issued a report stating that we were negatively impacted by the continued deterioration of the Argentine economy, the Argentine government's adoption of various economic measures and the devaluation of the Peso which raises substantial doubt as to our ability to continue as a going concern. Investors in our securities should review the report of PricewaterhouseCoopers, Buenos Aires, Argentina, carefully. We cannot assure you that we will be able to continue as a going concern. Our consolidated financial statements do not include the effects of eventual adjustments and restatements, if any, if we were required to sell our assets to pay off our liabilities, including contingent liabilities, under any circumstance other than in the ordinary course of our business.

     THE ARGENTINE CENTRAL BANK HAS IMPOSED RESTRICTIONS ON THE TRANSFER OF FUNDS OUTSIDE OF ARGENTINA WHICH COULD PREVENT US FROM SERVICING CERTAIN OF OUR EXTERNAL DEBT AS IT COMES DUE, AND COULD THEREFORE RESULT IN THE ACCELERATION OF ALL OF OUR INDEBTEDNESS AND OUR INABILITY TO REMAIN A GOING CONCERN.

     Since early December 2001, the Argentine government has imposed a number of monetary and currency exchange control measures that include significant restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad. The prior approval of the Argentine Central Bank is required for all of our transfers of funds outside of Argentina before February 8, 2003 when such transfers relate to debt principal or interest payments. Payments on our US$ 100 million convertible notes, US$ 37.4 million secured floating rate notes and US$ 51.0 million unsecured credit facility may require such approval. We cannot assure you that the Argentine Central Bank will authorize principal payments to our foreign creditors pursuant to the terms of our existing financial agreements. Even if we obtained such authorization, due to the scarcity of dollars we may find it difficult to convert a large amount of Pesos into dollars to make payments on our dollar-denominated debt. If the restrictions on funds transfers remain in effect and the Argentine Central Bank does not authorize us to remit funds abroad, current and noncurrent debt obligations may become immediately due and payable, unless new financing is available to us from outside Argentina or we are able to renegotiate the indebtedness that is subject to such restrictions. Although we may in the future undertake to obtain such financing or renegotiate our indebtedness, we cannot assure you that such efforts would succeed and enable us to remain a going concern.

     WE ARE HIGHLY LEVERAGED AND MAY BE UNABLE TO PAY OUR DEBT

     We have, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2002, we had approximately Ps. 566.4 million of debt and a working capital deficiency of Ps. 469.8 million.

     The amount of leverage that we have and may incur in the future could have important consequences which include limiting our ability to refinance existing debt or to borrow money to finance working capital, acquisitions and capital expenditures and requiring us to dedicate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including making acquisitions and capital expenditures. High leverage also places us at a disadvantage with respect to competitors who are not as leveraged, and limits our ability to react to changes in market conditions, the real estate industry and economic downturns.

     We may not be able to generate sufficient funds from operating cash flows to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any of the various financial and other covenants in our debt arrangements, the holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

     WE MAY FACE POTENTIAL CONFLICTS OF INTEREST RELATING TO OUR PRINCIPAL SHAREHOLDERS

     Our largest shareholder, Mr. Eduardo S. Elsztain, currently is the beneficial owner of approximately 31.1% of our common shares. At October 31, 2002, this consists of:

     o 15,582,057 of our common shares owned by Dolphin Fund, plc, an investment fund in which the principal investment manager is Dolphin Fund Management, a company where Mr. Eduardo S. Elsztain has a controlling interest;

     o 111,575 of our common shares purchased pursuant to a management ownership plan of which 68,797 shares are held by a trust for the benefit of Mr. Eduardo S. Elsztain;

     o 43,491,866of our common shares owned by Cresud S.A.C.I.F. y A. ("Cresud"), for which Mr. Eduardo S. Elsztain by reason of his position with Cresud, may be deemed to own all of our common shares held for the account of Cresud; and

     o    5,392,546 common shares directly owned by Mr. Eduardo S. Elsztain.

     Conflicts of interest between our management, ourselves and our affiliates may arise in the performance of our respective business activities. Mr. Elsztain and certain other members of our board of directors and senior management also own (i) approximately 58.9% of the common shares of Cresud S.A.C.I.F. y A., an Argentine company that currently owns approximately 21.0% of our common shares and (ii) approximately 7.7% of the common shares of our subsidiary APSA. In some circumstances, our interests may not be the most important consideration to our principal shareholders or to their affiliates with influence over our actions. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in our interest.

     THE RECENT DEVALUATION OF THE ARGENTINE PESO AND THE CONTINUED DETERIORATION OF THE ARGENTINE ECONOMY HAVE HAD, AND MAY CONTINUE TO HAVE, A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     For so long as the Convertibility Law remained in effect, we had no exchange rate risk relating to our Peso-denominated revenues and our U.S. dollar-denominated liabilities. However, with the repeal of the Convertibility Law on February 4, 2002, all U.S. dollar-denominated obligations, which were within the Argentine banking sector and subject to Argentine Law, were mandatorily converted into Peso-denominated liabilities at an exchange rate one Peso to one U.S. dollar. Nevertheless, the majority of our liabilities as of that date (the US$ 80.0 million syndicated credit facility, the US$ 41.2 million floating rate notes, the loan from our partner Goldman Sachs for US$ 13.3 million and the loan granted by Bank Boston to our subsidiary Hoteles Argentinos for US$ 12.0 million) are subject to New York law and thus have not been converted into Pesos. Moreover, our recently issued US$ 100.0 convertible notes are dollar-denominated.

     We realize a substantial portion of our revenues in Pesos (such as rental contracts and seller financing) and, as a result, the devaluation of the Peso has adversely affected the U.S. dollar value of our earnings and, thus, impaired our financial condition. Moreover, our Peso-denominated assets (which represent 95.3% of our total assets as of June 30, 2002) have depreciated against our indebtedness denominated in foreign currency. As of June 30, 2002, we had outstanding debt amounting to Ps. 566.4 million, of which, 93.11% was denominated in U.S. dollars. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition, and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

     THE MANDATORY PESIFICATION OF CONTRACTS ORIGINALLY DENOMINATED IN U.S. DOLLARS WILL ADVERSELY AFFECT OUR PROFITABILITY

     Although our lease agreements and seller financing loans were denominated in U.S. dollars, the Argentine government mandatorily converted all U.S. dollar monetary obligations entered into between private parties prior to January 7, 2002 that are not related to the financial system into Peso-denominated obligations at a rate of Ps. 1.00 = US$ 1.00. Although the Argentine government sought to mitigate the adverse effects of this mandatory "pesification" by permitting the Peso-denominated obligations to be adjusted for inflation pursuant to an index known as the Coeficiente de Estabilizacion de
Referencia ("CER"), we cannot assure you that an adequate adjustment will apply to amounts payable to us under our lease and loan agreements. If, as a consequence of this adjustment, the agreement is unfair to any of the parties, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision. New lease agreements may be freely entered into between parties. This new measure is likely to materially and adversely affect our financial condition and our ability to pay our liabilities denominated in U.S. dollars (mostly banking and financial loans), because our cash flows will be denominated in recently devalued Pesos.

     THE ARGENTINE GOVERNMENT MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE LEASE, OPERATION AND OWNERSHIP OF PROPERTY

     In the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine government has imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited eviction of tenants, even for failure to pay rent. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership or operation or leasing of properties in Argentina could materially and adversely affect our operations and profitability.

     There can be no assurance that additional regulations will not be imposed in the future. Such regulations could negatively affect the Argentine real estate market, in general, and the rental market, in particular. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income.

     WE HOLD POSITIONS IN ARGENTINE SECURITIES WHICH ARE MORE VOLATILE THAN UNITED STATES SECURITIES, AND CARRY A GREATER RISK OF DEFAULT

     We currently have and in the past have had certain investments in Argentine government debt, corporate debt and equity securities. In particular, we hold a significant interest in Banco Hipotecario S.A.("Banco Hipotecario"), an Argentine bank that has recently suffered material losses. Although the holding of these investments, with the exception of Banco Hipotecario, tends to be short term, investments in such securities involve certain risks, including:

     o market volatility, higher than those typically associated with U.S. government and corporate securities; and

     o    loss of principal.

     Some of the issuers in which we have invested and may invest, including the Argentine government, have in the past experienced substantial difficulties in servicing their debt obligations, which have led to the restructuring of certain indebtedness. We cannot assure that the issuers in which we have invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of our investments in such issuers. In addition, such issuers and, therefore, such investments, are generally subject to many of the risks that are described in this section, and may have little if any value.

     REAL ESTATE INVESTMENTS ARE SUBJECT TO MANY RISKS

     Our real estate investments are subject to risks common to commercial and residential properties in general, many of which are not within our control. Any one or more of these risks might materially and adversely affect our business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred.

     Our ability to generate income from our properties sufficient to service our debt and cover other expenses may be adversely affected by the following factors, among others, some of which we cannot control:

     o oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

     o increased competition from other real estate operators which might drive down our prices and profits;

     o changes in our ability or our tenants' ability to provide for adequate maintenance and insurance, possibly decreasing the life of and revenue from a property;

     o    increases in operating expenses which could lower our profitability;

     o the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

     o the need to periodically renovate, repair and release space, the higher costs thereof and the ability of our tenants to provide adequate maintenance and insurance, possibly decreasing the life of and revenue from a property; and

     o the exercise by our tenants of their legal right to early termination of their leases.

     In addition, other factors may adversely affect the performance and value of our properties, including changes in laws and governmental regulations (including those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. Increases in operating costs due to inflation and other factors may result in some tenants being unable or unwilling to pay rent or expense increases. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, are generally not reduced, in circumstances resulting in a reduction in income from the investment. The foregoing and any other factor or event that would impede our ability to respond to adverse changes in the performance of our investments could have a material adverse effect on our financial condition and results of operations.

     OUR FAILURE TO SELL PLANNED PROPERTIES WILL ADVERSELY AFFECT OUR FINANCIAL CONDITION

     Puerto Retiro and Santa Maria del Plata are two unique plots of land characterized by their size and their waterfront location in the heart of the City of Buenos Aires. We had initially intended these to become two of the largest projects in our history, but currently we have been forced to delay their launch due to the economic crisis in Argentina. Due to the absence of available financing and lack of demand for such new developments, we will not be able to resume these important projects unless a substantial economic recovery occurs in Argentina. To date, we have invested Ps. 41.2 million in Puerto Retiro and Ps. 103.2 million in Santa Maria del Plata. Historically, a great part of our revenues have been derived from the sale and development of properties, so if we fail to develop these new projects, our future revenues would be materially and adversely affected. Our failure to sell these properties for the prices and by the dates initially forecasted would adversely affect our results of operations and financial condition.

     REAL ESTATE MARKET ILLIQUIDITY AND DECLINING PROPERTY VALUES IN U.S. DOLLARS MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION

     The current Argentine crisis, including the freezing of bank deposits and the devaluation of the Peso, is deteriorating the value in a U.S. dollar basis and increasing the illiquidity of real estate investments. As a result, it may be more difficult for us to adjust our property portfolio promptly in response to changes in economic or business conditions or to the factors described above. The economic recession and the devaluation of the Peso have significantly reduced consumer spending power, and the social unrest and ensuing political instability together with the succession of governmental measures have adversely affected the normal operations of banks have heightened uncertainty and eroded confidence in the possibility of recovery. If we are forced to sell one or more of our properties in order to cover operating expenses or to satisfy debt service obligations, or if we were liquidated, the proceeds from such sales might be less than our total investment in the properties sold.

     OUR BUSINESS IS SUBJECT TO EXTENSIVE REGULATION

     The real estate business is subject to extensive building and zoning regulations by various federal, state and municipal authorities, which affect land acquisition, development and construction activities, and certain dealings with customers, as well as consumer credit and consumer protection statutes and regulations. We are required to obtain approval from various governmental authorities for our development activities, and new laws or regulations could be adopted, enforced or interpreted in a manner that could adversely affect our results of operations and levels of cash flow necessary or available to meet our obligations. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. We and our affiliates' operations are also subject to federal, state and municipal environmental laws applicable in Argentina. We believe that such laws and regulations currently do not materially affect our business or results of operations. We cannot assure you, however, that regulations affecting the real estate industry, including environmental regulations, will not change in a manner which could have a material adverse effect on our business.

     ARGENTINE LEASE LAW IMPOSES LEASE RESTRICTIONS THAT LIMIT OUR FLEXIBILITY

     Argentine laws governing leases impose certain restrictions, including the following:

     o lease agreements may not contain inflation adjustment clauses based on consumer price indexes or whole price indexes. Although a lot of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for us to increase the amounts owed under our lease agreements;

     o lease agreements must be for a minimum term of two years for residential properties and three years for retail property, except in the case of stands and/or spaces for special exhibitions;

     o lease terms may not exceed ten years, except for the leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

     o tenants may rescind commercial lease agreements after the initial six months. The exercise of such rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future.

     EVICTION PROCEEDINGS IN ARGENTINA ARE DIFFICULT AND TIME CONSUMING

     Despite the enactment of a law amending the Argentine civil procedures that by which the lessor may, through a security interest, obtain the immediate eviction of the tenant, historically, the heavy workload on the courts that hear these matters and the numerous procedural steps required have generally delayed efforts of landlords to evict tenants. Before the enactment of the above mentioned law, eviction proceedings generally lasted from six months to two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding office rental space has been very low, approximately 2%, and we have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on our financial condition and results of operation.

     OUR ASSETS ARE CONCENTRATED IN THE BUENOS AIRES AREA

     Our principal properties are located in the city of Buenos Aires and the greater Buenos Aires area and a substantial portion of our revenues are derived from such properties.

     For the fiscal year ended June 30, 2002, subsequent to the sale of Brazil Realty, 100% of our sales were derived from properties in the city of Buenos Aires and greater Buenos Aires. Although we own properties and may acquire or develop additional properties outside of the city of Buenos Aires and the greater Buenos Aires area, we expect to continue to depend to a very large extent on economic conditions in those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

     OUR REAL ESTATE ACTIVITIES THROUGH SUBSIDIARIES AND JOINT VENTURES ARE SUBJECT TO ADDITIONAL RISKS

     We conduct a substantial part of our real estate activities through subsidiaries and strategic alliances with other companies. We have several important investments in companies in which we own less than a majority of the voting stock, the most important of which is APSA. In the future, we may increase our real estate activities through such vehicles. As a result, we depend to a certain extent on the successful operation of subsidiaries and strategic alliances and upon income, dividends and other distributions from them to maintain our profitability, liquidity and growth. Moreover, joint ownership of properties involves additional risks. For example, our partners or co-investors may:

     o    become bankrupt or insolvent;

     o    develop business objectives or goals which are different from ours; or

     o take actions that are contrary to our instructions or requests or that are otherwise contrary to our interests.

     DEVELOPMENT AND CONSTRUCTION ACTIVITIES ARE INHERENTLY RISKY

     We engage in the development and construction of office, retail and residential properties, generally through third-party contractors. Risks associated with our development and construction activities include the following, among others:

     o    we may abandon development opportunities and renovation proposals;

     o construction costs of a project may exceed our original estimates, making a project unprofitable;

     o occupancy rates and rents at a newly completed project may be insufficient to make the project profitable;

     o pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

     o we may be unable to obtain financing on favorable terms for the development of the project;

     o sale prices for residential units may be insufficient to cover development costs;

     o construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

     o we may be unable to obtain, or may face delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

     OUR FUTURE ACQUISITIONS MAY BE UNPROFITABLE

     We intend to acquire additional properties to the extent that they will be acquired on advantageous terms and meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

     o    the risk that investments will fail to perform as expected, or

     o the risk that estimates of the cost of improvements needed to bring the property up to established standards for the market might prove to be inaccurate.

     WE MAY NOT BE ABLE TO RECOVER THE MORTGAGE LOANS WE HAVE MADE

     In recent years, we have provided mortgage financing to purchasers of units in our residential development properties. Before January 2002, our mortgage loans were U.S. dollar-denominated and accrued interest at a fixed interest rate ranging generally from 10% to 15% per year and for terms ranging generally from 3 to 15 years. However, on March 13, 2002, the Argentine Central Bank converted all U.S. dollar denominated debts into Pesos at the exchange rate of Ps. 1 to U.S. dollars 1 and imposed maximum interest rate on mortgage loans of 3.0% for residential mortgage loans granted to individuals and 6% for mortgage loans granted to business organizations. These modifications adversely affected the dollar value of our outstanding mortgage loans which at June 30, 2002, aggregated approximately Ps. 4.9 million.

     We are subject to risks normally associated with providing mortgage financing, including the risk of default in the payment of principal and interest, which could adversely affect our cash flow. Argentine law imposes significant restrictions on our ability to foreclose and auction properties. Thus, if there is a default under a mortgage loan, we do not have the right to foreclose on the unit. Instead, in order to reacquire a property, we are required to purchase each unit at a public court ordered auction, or at an out-of-court auction, in accordance with Law No. 24,441. We cannot assure you that we will be able to recover any amount outstanding on any mortgage loan through the sale of any property at such an auction.

     We cannot assure you that any future inflation adjustment coefficient will adequately reflect inflation so or that such adjustment will not increase delinquency on our outstanding mortgage portfolio, thus reducing future revenues.

     OUR SUBORDINATED PARTICIPATIONS IN SECURITIZED MORTGAGE LOANS MAY HAVE NO VALUE

     Additionally, in December 2001, we securitized almost the entirety of the mortgage portfolio originated by us since late 1992, amounting to Ps. 26.6 million, through the sale of this portfolio to Fideicomiso IRSA I. Banco Sudameris Argentina acts as trustee and collection agent for the trust. Fideicomiso IRSA I issued four classes of participation certificates under a scheme of complete subordination, in which each class is serviced only upon the total payment of the preceding senior class. We hold all of the Class B, Class C and Class D participation certificates and approximately 10% of the Class A certificates. Class D certificates represent the most junior class, have no fixed return and will yield the funds remaining in the trust after Classes A, B and C and all the expenses of the trust have been completely paid for. Face value for this class amounts to Ps. 10.7 million.

     This portfolio was originally originated in U.S. dollars and mandatory converted into Pesos in January 2002. Additionally, mortgages in the trust were subject to inflation adjustment between February and April 2002. Following these changes, the terms and conditions of the certificates of deposit issued by the trust were modified to reflect changes in the underlying assets. In May, inflation adjustment on residential mortgages on homes granted to individuals was eliminated until next October, when adjustment will be performed according to a different inflation index. The terms and conditions of the certificates of deposit were modified again to reflect this new change.

     The asset quality of the portfolio has declined as a result of the current economic crisis in Argentina, and as a result we cannot assure you that the trust will have sufficient or any funds to service initially the subordinated certificates held by us. If it does not, the value of these bonds might be considerably reduced or even equal to zero.

     We cannot assure you that the theoretical cash flow to be generated by the participation certificates owned by us (and included in the annual report), will be the actual one, as successive changes in the terms and conditions of the underlying assets have been occurring since January 2002 and additional modifications might be introduced by fiscal authorities or the Ministry of Finance, which could have further consequences on the respective cash flows.

     WE ARE SUBJECT TO RISKS AFFECTING THE HOTEL INDUSTRY

     The full-service segment of the lodging industry in which we operate our hotels is highly competitive. The success of our hotels will depend, in large part, upon our ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. Our hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In this regard, several prominent hotel chains, like Nikko, have announced that they plan to build new hotels in the city of Buenos Aires, although they have not yet done so.

     In addition to the general risks associated with investments in Argentina and in real estate discussed elsewhere in this section, the profitability of our hotels depends on:

     o our ability to form successful relationships with international operators to run our hotels;

     o    changes in travel patterns, including seasonal changes; and

     o taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

     WE ARE DEPENDENT ON OUR SENIOR MANAGEMENT

     Our success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, our chief executive officer, president and chairman of the board of directors, and M. Marcelo Mindlin, our executive vice-president, first vice-chairman of the board of directors and chief financial officer. The loss of their services for any reason could have a material adverse effect on our business. If our current principal shareholders were to lose their influence on the management of our business, our principal executive officers could resign or be removed from office.

     Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

     IF WE ARE CONSIDERED TO BE A PASSIVE FOREIGN INVESTMENT COMPANY FOR UNITED STATES FEDERAL INCOME TAX PURPOSES, UNITED STATES HOLDERS OF OUR SECURITIES WOULD SUFFER NEGATIVE CONSEQUENCES

     Based on the current and projected composition of our income and valuation of our assets we do not believe we were a PFIC for United States federal income tax purposes for the tax year ending June 30, 2002, and we do not currently expect to become a Passive Foreign Investment Company ("PFIC"), although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina's economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, United States Holders of our shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or GDSs at a gain, as well as reporting requirements. Please see "Taxation-United States Taxation" for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

RISKS RELATED TO APSA

     APSA WAS NOT IN COMPLIANCE WITH CERTAIN FINANCIAL COVENANTS AND IT IS NOT ABLE TO INCUR ANY ADDITIONAL INDEBTEDNESS FOR SO LONG AS SUCH COVENANT VIOLATION IS IN EXISTENCE

     As of September 30, 2001, APSA began not to be in compliance with certain financial covenants with respect to the US$ 120 million secured senior notes due in 2005 and the Ps. 85 million unsecured notes due in 2005. Therefore and considering that this event does not entail the impossibility of regularly performing APSA's obligations which is rather a direct consequence of the general economic situation APSA's board of directors called a special bondholders meeting for the US$ 120 million secured senior notes where APSA obtained the limited waiver with respect to such covenant violations until the submission of the financial statements dated December 31, 2002. No such waiver was obtained with respect to the unsecured notes for Ps. 85 million, and as a result, APSA is not able to incur any additional indebtedness for so long as such financial covenant violation is in existence.

     THE ARGENTINE CENTRAL BANK HAS IMPOSED RESTRICTIONS ON THE TRANSFER OF FUNDS OUTSIDE OF ARGENTINA, WHICH COULD PREVENT APSA FROM SERVICING CERTAIN PAYMENTS IN CONNECTION WITH APSA'S SWAP AGREEMENT, AND THEREFORE COULD RESULT IN THE ACCELERATION OF ALL OF APSA'S INDEBTEDNESS

     Since early December 2001, the Argentine government has imposed a number of monetary and currency exchange control measures that include significant restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad. The prior approval of the Argentine Central Bank is required for all of our transfers of funds outside of Argentina before February 8, 2003 when such transfers relate to debt principal or interest payments. APSA entered into a swap agreement with Morgan Guaranty Trust to cover and reduce the interest rate of the Ps. 85 million unsecured notes. Payments that could be required under the swap agreement may require such approval. APSA cannot assure you that the Argentine Central Bank will authorize payments to APSA's foreign creditors pursuant to the terms of APSA's existing financial agreements. Even if APSA obtained such authorization, due to the scarcity of U.S. dollars APSA may find it difficult to convert a large amount of Pesos into U.S. dollars to make payments that could be required in connection with APSA'a swap agreement. If the restrictions on funds transfers remain in effect and the Argentine Central Bank does not authorize APSA to remit funds abroad, current and noncurrent debt obligations may become immediately due and payable, unless new financing is available to APSA from outside Argentina or APSA is able to renegotiate the payments that could be required and are subject to such restrictions. Although APSA may in the future undertake to obtain such financing or renegotiate the payments that could be required, APSA cannot assure you that such efforts would succeed.


     APSA IS HIGHLY LEVERAGED AND MAY BE UNABLE TO PAY ITS DEBT

     APSA has had, and expects to have substantial liquidity and capital resource requirements to finance its business. As of June 30, 2002, APSA had approximately Ps. 317.3 million of debt (net of accrued interest).

     The amount of leverage that APSA has and may incur in the future could have important consequences which include limiting its ability to refinance existing debt or to borrow money, to finance working capital, acquisitions and capital expenditures and requiring APSA to dedicate a substantial portion of its cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including making acquisitions and capital expenditures. High leverage also places APSA at a disadvantage with respect to less leveraged competitors and limits its ability to react to changes in market conditions, the real estate industry and economic downturns.

     APSA may not be able to generate sufficient funds from operating cash flows to satisfy its debt service requirements or to obtain future financing. If APSA cannot satisfy its debt service requirements or if APSA defaults on any of the various financial and other covenants in its debt arrangements, the holders of its debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. APSA's ability to service debt obligations or to refinance them will depend upon future financial and operating performance, which will, in part, be subject to factors beyond its control such as macroeconomic conditions and regulatory changes. If APSA cannot obtain future financing, it may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect its ability to generate cash flows.

     On February 8, 2002 we and Parque Arauco, principal shareholders of APSA, subordinated the collection of loan receivables granted by us to APSA to the repayment of principal and interest on APSA's US$ 120 million Senior Notes and on its short-term debt. If APSA defaults on its indebtedness, due to cross-default provisions in the agreements that govern our syndicated credit facility and floating rate notes, any event of default under any of their Senior Notes, Notes or their swap agreement would also constitute an event of default under our financial agreements. If we and APSA are unable to reach a satisfactory agreement with creditors and they accelerate APSA's and/or our financial debt or otherwise exercise remedies, we and APSA will not be able to honor payment obligations and will likely be forced to restructure our liabilities and seek the protection of the bankruptcy courts. As of June 30, 2002, APSA's debt to us was Ps. 40.6 million. The loan was used to suscribe the convertible notes that APSA issued on July 19, 2002.

     APSA'S USE OF FINANCIAL INSTRUMENTS FOR HEDGING MAY RESULT IN MATERIAL
LOSSES

     APSA uses various off-balance sheet financial instruments to reduce its financing cost associated with its borrowings. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and generally do not constitute positions independent of those exposures.

     Nevertheless, APSA's hedging strategies may prove ineffective to address the effects of interest rate or foreign currency exchange movements on its financial condition. APSA has experienced net hedging losses in the past, and could experience such losses in the future to the extent that interest rates or foreign exchange rates shift in excess of the risk covered by hedging arrangements. In entering into interest rate and foreign currency contracts, APSA bears the credit risk of counterparties being unable to meet the terms of their contracts; and APSA may be unable to recover damages from any such defaulting counter party through legal enforcement actions due to laws affording bankruptcy or similar protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

     On March 30, 2000, in connection with the issuance of unsecured notes for the nominal amount of Ps. 85.0 million due April 7, 2005, APSA entered into a swap agreement with Morgan Guaranty Trust in order to cover and reduce the interest rate of the notes. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, due to the current situation of the Argentine economy, the political instability and the depreciation of the Argentine public debt, there was a negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, APSA converted its Peso-denominated fixed rate debt to U.S. dollar denominated floating rate debt for a nominal amount of US$ 69.1 million with maturities through March 2005. As collateral for the agreement, APSA was required to make a deposit of US$ 50.0 million with the counter party. APSA is not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. dollar. Thus, a continued devaluation of the Peso and/or an increase in interest rates would increase the loss which could be material to APSA.

     As of Octoberber 31, 2002, APSA was not using any other derivatives.

     THE IMPACT OF THE MANDATORY PESIFICATION AND THE POSSIBILITY OF CHANGES IN THE ACTUAL INDEXATION SYSTEM FOR CONTRACTS ORIGINALLY DENOMINATED IN U.S. DOLLARS MAY AFFECT APSA'S PROFIT

     Although APSA's lease agreements are U.S. dollar-denominated obligations, Decree No. 214 and Decree No. 762 mandatory converted all U.S. dollar monetary obligations entered into between private parties prior to January 7, 2002 that are not related to the financial system into Peso-denominated obligations at a rate of Ps. 1.00 = US$ 1.00. Additionally, these obligations are subject to inflation adjustment through the CER index. We cannot assure you that these adjustment methods will exist in the future or that they will accurately reflect inflation. If, as a consequence of this adjustment, the agreement is unfair to any of the parties, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision. New lease agreements may be freely entered into between parties.

     These changes have converted APSA's dollar-denominated revenues from leases into Pesos. This conversion may materially and adversely affect APSA's financial condition and its ability to make payment of its liabilities denominated in U.S. dollars, because its cash flows will be denominated in devaluated Pesos.

     APSA'S FAILURE TO SELL PLANNED PROPERTIES WILL ADVERSELY AFFECT ITS FINANCIAL CONDITION

     In light of the continuing political and economic crisis in Argentina, APSA might have difficulty or fail to sell the properties of its Coto residential project, Rosario project and Alcorta Plaza project, all of which APSA is planning to construct. Alcorta Plaza is an office building, which APSA intends to construct in front of Paseo Alcorta Shopping. The project's feasibility has been approved by municipal authorities, but final approval is still pending. As a result, APSA can not assure that such pending approval will be obtained or that the proposed project will be completed. The Rosario project is composed of the construction of a shopping center and a high-rise residential complex in the city of Rosario. APSA expects to finance the main part of the fund through working capital, and if necessary APSA is going to get debt financing in a limited amount. A failure or a delay in selling these properties would result in lower results of operations and have a material adverse effect on APSA's financial condition.

     APSA IS SUBJECT TO SHOPPING CENTER OPERATING RISKS THAT MAY RESULT IN LOWER PROFITABILITY OF ITS SHOPPING CENTERS

     Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

     o the accessibility and the attractiveness of the area where the shopping center is located;

     o    the intrinsic attractiveness of the shopping center;

     o the flow of people and the level of sales of each shopping center rental unit;

     o    the amount of rent collected from each shopping center rental unit;
          and

     o    the fluctuations in occupancy levels in the shopping centers.

     In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on APSA if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

     Moreover, the shopping center business is closely related to consumer spending, and, therefore, to the economy in which such customers are located. All of APSA's shopping centers are located in Argentina, and, as a consequence, its business has been seriously affected by the Argentine recession. Unemployment, political instability and inflation have reduced consumer spending in Argentina, lowering tenants' sales and forcing some of them to leave APSA's shopping centers. This has reduced APSA's occupied space and consequently, its revenues.

     CONCENTRATION OF ASSETS

     APSA's principal properties are located in the city of Buenos Aires and the greater Buenos Aires area, and substantially all of its revenues are derived from such properties. For the fiscal year ended June 30, 2002, approximately 98% of its sales were derived from properties in the city of Buenos Aires and greater Buenos Aires. Although APSA owns properties and may acquire or develop additional properties outside of the city of Buenos Aires and the greater Buenos Aires area, it expects to continue to depend, to a large extent, on properties in those areas, and, therefore, an economic downturn in those areas could have a material adverse effect on its financial condition.

     THE CONCEPT OF THE SHOPPING CENTER IS RELATIVELY NEW AND IN A DEVELOPMENT PROCESS IN ARGENTINA

     The concept of the shopping center and the broad use of shopping centers by consumers is only beginning to develop in Argentina. The first shopping center of Argentina was inaugurated in 1987. Although there has been a considerable expansion of shopping center properties, many retail stores in Argentina are not located in shopping centers. Therefore, the continued success of APSA's business plan depends to a certain extent on the continued shift by consumers from shopping at traditional street-level retail stores to large-scale shopping centers of the type owned and operated by APSA.

     THE SHIFT OF CONSUMERS TO PURCHASING GOODS OVER THE INTERNET MAY HURT APSA'S SHOPPING CENTER SALES

     During the last two years, retail sales by means of the internet have grown very significantly in Argentina even though the market share of internet sales related to retail sales is still not significant. The internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. APSA believes that its target consumers are increasingly using the internet, from home, work or elsewhere, to shop electronically for retail goods, and that they are likely to continue doing so. If e-commerce and retail sales through the internet continue to grow at current rates, consumers' reliance on traditional distribution channels such as APSA's shopping centers could be materially diminished, having a material adverse effect on APSA's financial condition, results of operations and prospects.

     APSA'S INVESTMENTS IN INTERNET COMPANIES ARE SUBJECT TO HIGH RISK

     APSA's internet investments involve a high risk. Internet companies are relatively new and there is little or no historical operating and financial information available to analyze. Additionally, in the first years of operation, internet companies do not generate earnings or positive cash flows, and their losses must be covered with capital contributions from the investors. There is no assurance that internet companies will generate earnings or will be able to obtain financing once the initial capital contributions are already used. Therefore, APSA's risks associated with internet companies include the possibility that:

     o APSA will not recover the investments already made and the one committed.

     o APSA will have to increase its capital contributions to finance the internet companies.

     APSA may also experience the following additional risks with respect to its investment in internet companies:

     o the possibility that the internet company might not maintain and/or increase the level of traffic of the sites;

     o the internet company might not adapt itself or anticipate the changes in the market;

     o the internet company may be inefficient in updating and developing the necessary systems and organization and in hiring new or specialized personnel;

     o the chance that the world wide web will not be able to handle the site traffic;

     o    the difficulty in generating expected income;

     o    the failure in the administration of expansion of operations; and

     o the lack of efficiency to merge new lines of business to the existing operations.

     Moreover, it should be taken into account that the expected level of use and acceptance of the internet and of online services might never be reached.

     APSA IS SUBJECT TO THE RISK OF PAYMENT DEFAULTS DUE TO ITS INVESTMENTS IN CREDIT CARD BUSINESSES

     Investments in credit card businesses can be adversely affected by delinquency on credit card accounts, defaults in payments by credit card holders, judicial enforcement for the collection of payments, doubtful accounts or loss of receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors, which among others include:

     o    adverse changes in the Argentine economy;

     o    adverse changes in the regional economies;

     o    political instability;

     o    increase of unemployment; and

     o    loss of value of actual salaries.

     These and other factors may have an adverse effect on present rates of delinquency, executions and losses, any one or more of which could have a material adverse effect on the results of operations of APSA's credit card business. Recessionary economic conditions in Argentina have persisted for several years and have worsened in recent months. In addition, if APSA's credit card business is adversely affected by any one or more of the above factors, the asset quality of APSA's securitized receivables are also likely to be adversely affected. Therefore, APSA could adversely be affected to the extent that at such time it holds a participating interest in any such securitized receivables.

     A high percentage of credit card holders are employees. Consequently, reductions in employment, suspensions or reductions in salaries may reduce credit card holders' incomes, thus, adversely affecting APSA's credit card revenue collections.

       SELLER FINANCING

     Although mortgage financing for residential property is available from banks and financial institutions in Argentina, APSA continues to provide seller-financing to purchasers of units in its residential development properties by extending mortgage loans to such purchasers. APSA's mortgage loans are U.S. dollar-denominated, currently bear interest at fixed interest rates ranging from 9% to 17% per year and have terms ranging from one to fifteen years. As of June 30, 2002, APSA had approximately Ps. 1.7 million in outstanding mortgage loans.

     APSA is subject to risks normally associated with providing mortgage financing, including the risk of default on the payment of principal and interest, which could adversely affect our cash flow. Argentine law imposes significant restrictions on our ability to foreclose and auction properties. Thus, if there is a default under a mortgage loan, we do not have the right to foreclose on the unit. Instead, in order to reacquire a property, we are required to purchase each unit at a public court ordered auction, or at an out-of-court auction, in accordance with Law No. 24,441. APSA cannot assure you that it will be able to recover any amount outstanding on any mortgage loan through the sale of any property at such an auction.

     Furthermore, APSA cannot assure you that any future inflation adjustment coefficient will adequately reflect inflation or that such adjustment will not increase delinquency on our outstanding mortgage portfolio, thus reducing future revenues.

     APSA IS CONTROLLED BY TWO PRINCIPAL SHAREHOLDERS

     As of October 31, 2002, we and Parque Arauco, APSA's principal shareholders, owned in the aggregate approximately 77.6% of APSA's capital stock. These principal shareholders control APSA and have, and will continue to have, significant influence on the election of its directors and the outcome of any action requiring shareholder approval.

     APSA'S FUTURE ACQUISITIONS MAY BE UNPROFITABLE

     APSA intends to acquire additional shopping center properties to the extent that they will be acquired on advantageous terms and meet its investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

     o    the risk that investments will fail to perform as expected, or

     o the risk that estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate.

     APSA IS SUBJECT TO COMPETITIVE PRESSURE

     Most of APSA's properties are located in the city of Buenos Aires and greater Buenos Aires. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competitive properties in a particular area could have a material adverse effect on APSA's ability to lease retail space in their shopping centers or sell units in their residential complexes and on the amount of rent or the sale price that they are able to charge. To date, there have been relatively few companies competing with APSA for shopping center properties, and, as additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on APSA's results of operations.

     APSA HAS A LIMITED OPERATING HISTORY AND MAY NOT BE ABLE TO MANAGE GROWTH IN A PROFITABLE MANNER

     Prior to June 30, 1997, APSA had limited operating activity as a shopping center company. In addition, it only recently reorganized into its current corporate structure. As a result, APSA generated a limited amount of revenues and net income prior to such date. Accordingly, APSA is subject to all of the business risks associated with a relatively new and growing enterprise, including constraints on its resources (financial and other) and uncertainties in business prospects and future sales. There can be no assurance that APSA's future operations will result in a positive financial performance or permit it to meet its obligations.

     APSA's total assets have grown from approximately Ps. 157.1 million as of June 30, 1997, to Ps. 1,019.5 million as of June 30, 2002, while at the same time its total liabilities have grown from approximately Ps. 28.1 million as of June 30, 1997, to approximately Ps. 403.7 million as of June 30, 2002. The number of shopping centers in which APSA has a majority or minority interest has grown from two as of June 30, 1997, to eight as of June 30, 2002. Such rapid growth has required and will continue to require additional management, operational and other resources. While APSA has hired additional personnel and implemented financial and operational controls, no assurances can be given that APSA will be able to successfully manage its growth.

     ARGENTINE CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS DIFFER FROM THOSE IN THE UNITED STATES, AND AS A RESULT INFORMATION AVAILABLE ABOUT US MAY NOT BE AS DETAILED OR COMPREHENSIVE AS THAT OF U.S. PUBLIC COMPANIES

     There may be less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires, than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

     We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

     DIFFERENT CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS

     There may be less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

     We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

     INVESTORS MAY NOT BE ABLE TO EFFECT SERVICE OF PROCESS WITHIN THE U.S., LIMITING THEIR RECOVERY OF ANY FOREIGN JUDGMENT

     We are a publicly-held stock corporation (sociedad anonima) organized under the laws of Argentina. Most of our directors and our senior manager, and a substantial portion of our assets and of these persons are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Vines, that there is doubt whether the Argentine courts will enforce in all respects, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF IRSA

GENERAL INFORMATION

     Our legal name is IRSA Inversiones y Representaciones Sociedad Anonima. We were incorporated and organized on April 30, 1943 under Argentine law as a sociedad anonima (stock corporation) and we were registered with the Inspeccion General de Justicia (Public Registry of Commerce of the City of Buenos Aires) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and global depositary shares representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Bolivar 108, Buenos Aires (C1066AAD), Argentina. Our telephone is +54 (11) 4323-7555, and our website is www.irsa.com. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is 101 Barclay Street, New York, New York 10286, and whose telephone is 001-212-815-2296.

HISTORY

     Since 1991, when our current management and certain international investors acquired substantially all of our capital stock, we have been actively engaged in diverse real estate activities in Argentina. Following our global public offering in December 1994, we developed our real estate activities in the office rental market by acquiring three office towers located in prime office zones of Buenos Aires: Libertador 498, Maipu 1300 and Madero 1020.

     Since 1996, through our subsidiary APSA, we expanded our real estate activities into the shopping center segment by acquiring controlling interests in a portfolio of seven shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto Noa, Abasto Shopping and Patio Bullrich and the acquisition of minority interests in Mendoza Plaza Shopping. Since 1996, we also entered into the residential real estate market through the development and construction of multi-tower apartment complexes in the City of Buenos Aires and through the development of private residential communities in greater Buenos Aires.

     In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche and the Inter-Continental Hotel in the City of Buenos Aires. In 1998, we also acquired the Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest to an affiliate of Sheraton Hotels.

     In September 2002, we acquired the Piscis Hotel in Valle de Las Lenas, an important ski resort in Argentina. This five-star hotel was acquired for US$ 1.4 million from Banco Rio and ICI Argentina. In the same month we acquired 30.955% of the share ownership of, and US$ 3.7 million convertible notes due October 31, 2005 of Valle de Las Lenas S.A., for US$ 2.4 million. Valle de Las Lenas S.A. is the operator of the ski resort.

     From December 2000 to July 2002, Cresud invested approximately Ps. 113.3 million to acquire approximately 20.29% of our outstanding shares.

     In December 2000, we sold to Consultoria Inmobiliaria Velutini y Asociados all of our interest in Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios, companies through which we held our interests in Venezuela, for total consideration of US$ 67.0 million. On February 28, 2002, we sold all of our interest in Brazil Realty for US$ 44.2 million.

     On October 15, 2002, we initiated a preemptive rights offering of rights for 100,000,000 units consisting of US$ 100.0 million of 8% convertible notes due 2007 and non-detachable warrants to purchase shares of our common stock. The convertible notes may be converted into shares of our common stock after December 13, 2002, and until maturity on November 14, 2007, at the initial conversion price of US$ 0.5571 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6686). The rights offering to holders of our common shares and GDSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 66.7 million and they have exercised their accretion rights for US$ 10.7 million, adding together US$ 77.4 million. During the allocation of the remainder new investors have subscribed the remaining 22.6 million units completing the US$ 100 million offering. The offering was fully subscribed and the funds have already been received by the Company. We intend to use, and we partially used the proceeds of the offering to facilitate the renegotiation or partial payment of our outstanding debt, to finance our working capital and other general corporate purposes, and to acquire APSA's second tranche of convertible notes, if offered .


CAPITAL EXPENDITURES

     During the fiscal year ended June 30, 2002 we had capital expenditures of Ps. 43.3 million. We made investments in fixed assets for Ps. 24.0 million primarily to the acquisition of Costeros Dique IV in the office segment for Ps.
18.3 million and in undeveloped parcels of land for Ps. 3.0 million primarily in Dique III for Ps. 2.2 million and in our subsidiaries and equity investees for Ps. 19.3 million.

     During fiscal year ended June 30, 2001 we had capital expenditures of Ps.
61.3 million. We made investments in related companies of Ps. 52.3 million primarily in Brazil Realty for Ps. 13.8 million, APSA for Ps. 11.9 million and LatinAmerican Econetworks for Ps. 10.2 million. We also made investments in fixed assets for Ps. 6.8 million primarily to the acquisition of a property in the office segment for Ps. 2.4 million and in the hotels segment for Ps. 2.5 million. We also invested Ps. 2.2 million in undeveloped parcels of land.

     During fiscal year ended June 30, 2000 we had capital expenditures of Ps.
37.3 million. We made investments of Ps. 16.3 million, primarily to acquire 8.0% of Banco de Credito y Securitizacion S.A. for Ps. 9.8 million and to acquire Red Alternativa and Alternativa Gratis for Ps. 5.9 million. We also made investments of Ps. 8.0 million in fixed assets, consisting primarily of Ps. 4.4 million in the hotel segment and investments of Ps. 12.9 million in undeveloped parcels of land, consisting primarily of Ps. 10.5 million in Puerto Madero Dock 3 and Ps.
2.2 million in Puerto Retiro.

     We believe that the restructuring of our existing debt, the issuance of the convertible notes and the sale of non-core assets, together with our cash generating activities, will provide us with the working capital necessary to cover our needs and invest as opportunities may rise.

     In September 2002 we purchased the Piscis Hotel in Valle de Las Lenas for US$ 1.4 million and during the first quarter of fiscal year 2003, our Company acquired 30.955% of the share ownership of and US$ 3.7 million convertible notes due October 31, 2005 of Valle de Las Lenas S.A. for US$ 2.4 million.


B. BUSINESS OVERVIEW

OPERATIONS AND PRINCIPAL ACTIVITIES

     We are one of Argentina's leading real estate companies. We are engaged directly, or indirectly through subsidiaries and joint ventures in a range of real estate activities in Argentina.

     Our principal activities consist of:

     o the acquisition and development of residential properties primarily for sale;

     o the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes;

     o the acquisition, development and operation of shopping centers properties;

     o    the acquisition and operation of luxury hotels; and

     o the acquisition of undeveloped land reserves for future developments or sale.

OVERVIEW OF PROPERTIES

     As of June 30, 2002 we either directly or through our subsidiaries and joint ventures, owned significant interests in a portfolio of 58 properties in Argentina, located principally in Buenos Aires. The following table sets forth certain information concerning our operation and property portfolio.

                        CONSOLIDATED OPERATING INCOME (1)

                                                                        YEARS ENDED JUNE 30,
                                                          --------------------------------------------------
                                                                2002             2001             2000
                                                          ----------------- ---------------- ---------------
                                                                      (IN THOUSANDS OF PESOS)
  Offices and other non-shopping center rental
  properties........................................           (23.616)          28.052            31.360
  Shopping centers..................................           (18.295)          32.233            23.809
  Development and sale of properties................           (35.602)          (4.128)            5.835
  Hotels............................................            (3.351)            (755)            2.868
  International.....................................            33.924           21.610            33.617
                                                          ----------------- ---------------- ---------------
  Total............................................            (46.940)(2)       77.012            97.489

(1) We have allocated income from controlled companies and companies in which we exercise joint control to the various lines of our consolidated statements of income in a manner proportionate to our equity interest in such companies.

(2)  Includes Ps. 96.8 million for the writing down of certain properties.


OFFICES AND OTHER NON-SHOPPING CENTER RENTAL PROPERTIES

     We are engaged in the acquisition, development and management of offices and other non-shopping center rental properties in Argentina. As of June 30, 2002, we, directly and indirectly, owned interests in 19 office and other non-shopping center rental properties in Argentina which comprised 129,179 square meters of gross leasable area. Of these properties, 13 were office properties which comprised 89,409 square meters of gross leasable area. For the fiscal year 2002, we had net sales from office and other non-shopping center rental properties of Ps. 34.1 million.

     All of our office rental properties in Argentina are located in the City of Buenos Aires. Four of the properties are currently single tenant properties and the remaining properties are leased to multiple tenants. For the fiscal year ended June 30, 2002, the average occupancy rate of all of our office properties was approximately 72%. Five different tenants accounted for approximately 64.6% of our net revenues from office and other non-shopping center rental properties and less than 5.5% of our total consolidated sales for fiscal year 2002. These five office tenants are: Grupo Total Austral, Grupo Danone, Cisco Systems Argentina S.A., Nextel Argentina S.A. and Allende y Brea.

     Administration and Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our unrented units, in which case we absorb the cost. Our leasable space is marketed through commissioned brokers, the media and directly by us.

     Leases. We generally lease space in our offices and other non-shopping center rental properties pursuant to lease agreements with terms of three to five years that are renewable at the option of the tenant for additional two or three years. Our non-shopping center lease agreements are generally denominated in U.S. dollars and, in accordance with Argentine law, their terms are not subject to adjustment for inflation. Rents for renewal periods are based upon projected estimates of United States inflation or other customary factors.

     The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties.

OFFICES AND OTHER NON-SHOPPING CENTER RENTAL PROPERTIES

                                                                             MONTHLY                                  BOOK VALUE
                                                                             RENTAL     TOTAL RENTAL INCOME FOR THE  AS OF JUNE 30,
                           DATE   DATE     LEASABLE   OCCUPANCY    IRSA'S    INCOME       YEAR ENDED JUNE 30, (4)        2002
                         ACQUIRED BUILT   AREA M2(1)   RATE(2)    INTEREST  PS./000(3)   2002      2001      2000     PS./000(5)
                         --------------   ----------   -------    --------  ----------   ----      ----      ----     ----------
OFFICES
Inter-Continental
Plaza (6) ..........    11/18/97   1996    22,535        83%         67%       347       7,564     9,445     8,631      38,612
Libertador 498......    12/20/95   1983    11,152        59%        100%       178       4,638     6,270     7,639      33,744
Maipu 1300..........     9/28/95   1975    10,325        62%        100%       153       4,500     5,779     5,755      36,922
Laminar Plaza.......     3/25/95    N/A     6,521        95%        100%       213       4,426     5,025     3,069      25,343
Madero 1020 (7).....    12/21/93   1995     5,056        45%        100%        60       1,886     3,617     3,656      13,755
Reconquista 823/41..    11/12/93   1994     6,100         0%        100%         0       2,070     3,013     2,700      15,807
Suipacha 652/64.....    11/22/91    N/A    11,453        45%        100%        56       1,299     2,658     3,181       9,021
Edificios Costeros..     3/20/97    N/A     6,399        27%        100%        41       1,353     2,034       158      21,197
Costeros Dique IV...    08/29/01   2001     5,437        63%        100%       101       1,712        --        --      15,877
Others (8)..........                        4,431        65%         N/A        56       1,333     1,653     1,958      10,362
                                           ------        --         ----     -----      ------    ------    ------     -------
SUBTOTAL............                       89,409        60%         N/A     1,205      30,781    39,494    36,747     220,640
                                           ------        --         ----     -----      ------    ------    ------     -------
 OTHER RENTAL
   PROPERTIES
Commercial
Properties (9)(10)..                        6,023        99%        100%        32        2,095    4,296     7,625       5,486
Other properties (11)                      33,747       100%         N/A        40        1,281    1,901     2,641       4,570
SUBTOTAL............                       39,770       100%         N/A        72        3,376    6,197    10,266      10,056
RELATED EXPENSES
 Management Fees....                                                         1,134        1,291    1,123

TOTAL OFFICES & OTHER
(12) ...............                      129,179        72%         N/A     1,277       35,291    46,982    48,136     230,696



(1) Total leasable area for each property. To obtain the square meters attributable to our Company this column should be multiplied by IRSA's net ownership interest. Excludes common areas and parking.

(2)  Calculated dividing occupied square meters by leasable area.

(3) Agreements in force as of 06/30/02 were computed, pro-rata our Company's net ownership interest in each property.

(4) Total consolidated leases, as authorized by the Comision Nacional de Valores, reexpressed as from 06/30/02. Excludes gross income tax deduction.

(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation as of 06/30/02.

(6)  Through Inversora Bolivar S. A. ("Inversora Bolivar").

(7) Includes in the book value Ps. 4,730,000 corresponding to 1,716 m2 and 36 parking places, all of which are exposed in "Inventory" in our Financial Highlights.

(8) Includes the following properties: Madero 942, Av. De Mayo 595/99, Av. Libertador 602 and Sarmiento 517 (through our Company). Cumulative revenues for the fiscal years 2001 and 2000 include revenues from Avenida de Mayo 701 (fully sold) Puerto Madero Dock 5 and Puerto Madero Dock 6.

(9) Includes the following properties: Constitucion 1111 and Alsina 934/44 (through our Company). Cumulative revenues include: In all fiscal years reported, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold). In fiscal years 2001 and 2000, the revenues from Sarmiento 580 and Montevideo 1975 (fully sold). In fiscal year 2000, the revenues from Galerias Pacifico.

(10) Includes in the book value Ps. 3,767 thousand, corresponding to 1,947 m2 from the property located at Constitucion 1111, which is exposed in "Inventory" in our Financial Highlights.

(11) Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through our Company - only rents are included since book value is reflected on the Developments table) - Aguero 596 and R. Nunez 4615 (Cordoba), plots in Carlos Gardel (through Alto Palermo S.A), Thames, 1 unit in Alto Palermo Plaza and 2 units in Alto Palermo Park (through Inversora Bolivar). Cumulative revenues include: In fiscal year 2001 and 2000, the revenues from Serrano 250 (fully sold). In fiscal year 2000, the revenues from Cervino and Terrenos Monserrat (completely sold).

(12) Corresponds to the "Offices and Other Rental Properties" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction..


     The following table shows a schedule of the lease expirations of our office and other non-shopping center properties for leases outstanding as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.


                                                    PERCENTAGE OF                         PERCENTAGE OF
                   NUMBER OF      SQUARE METERS     TOTAL SQUARE        ANNUAL RENTAL      TOTAL RENTAL
 FISCAL YEAR OF     LEASES        SUBJECT TO       METERS SUBJECT       INCOME UNDER       INCOME UNDER
LEASE EXPIRATION   EXPIRING     EXPIRING LEASES    TO EXPIRATION      EXPIRING LEASES     EXPIRING LEASES
----------------   --------     ---------------    -------------      ---------------     ---------------
                                      (m2)              (%)                 (Ps.)                (%)
     2003             28              51,598               59%              457,322              33%
     2004             32              13,272               15%              329,281              24%
     2005             7                5,299               6%               133,513              10%
     2006+            11              17,291               20%              462,721              33%
                      --              ------                                -------
     TOTAL            78              87,460              100%             1,382,837            100%
                      --              ------              ----             ---------            ----

     The following table shows the average occupancy rate for our offices during the last three fiscal years ended June 30, 2002, 2001 and 2000.

                                                        FISCAL YEAR ENDED JUNE 30 (1),
                                                    2002             2001              2000
                                                    ----             ----              ----
                                                     (%)              (%)               (%)
                OFFICES
                Inter-Continental Plaza..........    83                98               96
                Libertador 498...................    59                77               85
                Maipu 1300.......................    62                92               96
                Laminar Plaza (2)................    95               100              100
                Madero 1020......................    45               100              100
                Suipacha 652/64..................    45                72              100
                Reconquista 823/41...............     0               100              100
                Edificios Costeros (3)...........    27                59               48
                Costeros Dique IV (4)............    63                --               --
                Others (5).......................    63                66               71


     (1) Calculated by dividing square meters leased under leases in effect as of June 30, 2002, 2001 and 2000 by the total gross leasable area of offices in the same periods.

     (2)  Lease commenced during fiscal year 2000.

     (3)  Lease commenced during fourth quarter 2000.

     (4)  Lease commenced during first quarter 2002.

     (5) Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602, Sarmiento 517, Rivadavia 2768/80 and Puerto Madero Dock 5.


     The following table shows the annual rent per square meter for our offices for the last three fiscal years ended June 30, 2002, 2001 and 2000.

                                                        FISCAL YEAR ENDED JUNE 30 (1),
                                              ----------------------------------------------------
                                                    2002           2001             2000
                                                    ----           ----             ----
                                                  (Ps./m2)       (Ps./m2)         (Ps./m2)
          OFFICES
          Inter-Continental Plaza............      336              314              312
          Libertador 498.....................      416              302              298
          Maipu 1300.........................      436              298              285
          Laminar Plaza (2)..................      679              428              425
          Madero 1020........................      373              335              323
          Suipacha 652/64....................      339              153              133
          Reconquista 823/41.................      113              226              226
          Edificios Costeros (3).............      211              298              152
          Costeros Dique IV (4)                    315              --               --
          Others (5).........................      301              238              157

     (1) Calculated dividing annual rents per gross leasable area of offices according to our interest in each building.

     (2)  (2) Lease commenced during fiscal year 2000.

     (3)  Lease commenced during fourth quarter 2000.

     (4)  Leases commenced during first quarter 2002.

     (5) Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602, Sarmiento 517 and Puerto Madero Dock 5.


     Properties. Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

     INTER-CONTINENTAL PLAZA, CITY OF BUENOS AIRES. Inter-Continental Plaza is a modern 24-story building located next to the Inter-Continental Hotel in the historic neighborhood of Monserrat in downtown city of Buenos Aires. We own the entire building which has floor plates averaging 900 square meters. It has 203 parking spaces. The principal tenants currently include Total Austral S.A., Bagley S.A., Vintage Oil Argentina Inc. Sucursal Argentina, Pharmacia Argentina S.A. and Mercedes Benz Leasing Argentina S.A.

     LIBERTADOR 498, CITY OF BUENOS AIRES. Libertador 498 is a 27-story office tower located at the intersection of Avenida 9 de Julio, Avenida del Libertador and Autopista Illia, three of the most important thoroughfares of the City of Buenos Aires, making it accessible from the north, west and south of the city. We own 20 floors with floor plates averaging 620 square meters. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include Eastman Chemical Argentina S.R.L., MTV Networks Latin America Inc., Epson Argentina S.A., Heindrick and Struggles Argentina S.A., Pulte S.R.L. and Farmanet S.A. Chrysler Argentina S.A. leases the billboard for an annual rent of Ps. 120,000 through June 30, 2002.

     MAIPU 1300, CITY OF BUENOS AIRES. Maipu 1300 is a 23-story office tower located on the San Martin Plaza, a prime office zone, on Avenida del Libertador, a major north-south thoroughfare. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires' most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has floor plates averaging 440 square meters. The building's principal tenants currently include Allende & Brea, Petrolera Santa Fe S.A. and Totalfinaelf Gas Transmission Argentina S.A.

     LAMINAR PLAZA, CITY OF BUENOS AIRES. Laminar Plaza is a 20-story office building located in Catalinas, the City of Buenos Aires' most exclusive office district. The floor plates each measure 1,453 square meters. The main tenants, among others, are as follows: Cisco Systems, CRM-Movicom, Chubb Argentina de Seguros S.A., La Plata Cereal and Bank Hapoalim B.M.

     MADERO 1020, CITY OF BUENOS AIRES. Madero 1020 is a 25-story office tower located in the center of the Catalinas area, a prime office zone, with spectacular views of the Port of Buenos Aires, the Rio de la Plata and downtown Buenos Aires. We own 10 non-contiguous floors with the floor plates averaging 572 square meters. The building's principal tenants currently include Abeledo Gottheil Abogados S.C. and DuPont S.A.

     SUIPACHA 652/64, CITY OF BUENOS AIRES. Suipacha 652/64 is a seven-floor office building located in the office district of the City of Buenos Aires. We own the entire building which has floor plates unusually large, measuring 1,580 square meters on most floors. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building's principal tenants currently include Procter & Gamble Interamericas Inc.and APSA's subsidiary, Tarshop S.A. ("Tarshop").

     RECONQUISTA 823/41, CITY OF BUENOS AIRES. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which is comprised of three basement levels with 56 parking spaces, a ground floor and 15 additional floors of office space. The floor plates average 540 square meters. Until May, 2002 the entire building was being leased to Aguas Argentinas who decided not to renew the contract at maturity.

     EDIFICIOS COSTEROS, DOCK 2, CITY OF BUENOS AIRES. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,399 square meters and 67 parking spaces. In September 1999 we completed their construction and in April 2000 began to market the office spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., APSA's subsidiary, Altocity.Com. S.A. ("Altocity.com"), Red Alternativa S.A. and Alternativa Gratis S.A. We currently intend to develop two additional buildings on the adjacent land but have not yet established a date to begin construction.

     EDIFICIOS COSTEROS, DOCK 4, CITY OF BUENOS AIRES. On August 29, 2001 we signed for the deed of sale of "Section C" of the office complex known as Puerto del Centro that includes buildings "5" and "6". The property is located in Pierina Daelessi street No. 340, over the East Side of Dock 4 of Puerto Maderoand has approximately 5,500 square meters of gross leasable area and 50 parking lots. The building's principal tenents currently include Nextel Argentina S.A., Patagon Internacional S.A. and Petroenergy S.A.

     OTHER OFFICE PROPERTIES. We also have interests in four other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 1.0 million in annual rental income for fiscal year 2002. These properties include Constitucion 1111 and Alsina 934.

     RETAIL AND OTHER PROPERTIES. Our portfolio of rental properties includes nine rental properties that are leased as street retail, supermarkets, a warehouse and various other uses. Most of these properties are located in the city of Buenos Aires, although some are located in other cities in Argentina. These properties include Santa Fe 1588/600 and Rivadavia 2243/65.


SHOPPING CENTERS

     We are also engaged in purchasing, developing and managing shopping centers, through our subsidiary APSA. As of June 30, 2002, APSA operated and owned majority interests in seven shopping centers, five of which are located in the city of Buenos Aires. One shopping center is located in greater Buenos Aires and another is in the city of Salta. APSA also owns indirectly an 18.9% non-controlling interest in Mendoza Plaza in the city of Mendoza. In addition to purchasing, developing and managing shopping centers, APSA owns an 80% interest in Tarshop, a limited purpose credit card company which originates credit card accounts to promote sales from APSA's tenants and other selected retailers.

     APSA's shopping centers comprised a total of 181,085 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not APSA's tenants). For the year ended June 30, 2002, the average occupancy rate of the shopping center portfolio was approximately 92%. In fiscal year 2002, net sales from shopping centers amounted to Ps. 77.6 million.

     Management and administration. As a result of the acquisition of several shopping centers and of the corporate reorganization of APSA, we were able to reduce expenses by centralizing management of the shopping centers in APSA. All of our shopping centers are owned through APSA, and all of them, except Mendoza Plaza, are managed by APSA. As manager, APSA is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

     As of October 31, 2002 we owned 49.8% of APSA. On October 31, 2002, 27.8% of APSA's shares were held by Parque Arauco S.A., 7.5% by Dolphin Fund Plc and 6.4% by Goldman Sachs. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq Stock Market in the form of American Depositary Shares (NASDAQ symbol: APSA).

     Together with Parque Arauco S.A. we entered into an agreement, dated as of November 18, 1997, pursuant to which we both agreed, among other things:

     o    our board of directors would be composed of ten directors;

     o our directors would be appointed pro rata in relation to the number of shares owned by the shareholders and APSA's president and vice-president would be appointed as directors; and

     o as long as Parque Arauco holds at least 25% of our capital stock and we appoint at least 6 directors, we will use our best efforts in order to vote our shares to appoint as APSA's director a person to be designated by Parque Arauco among the following: Jose Said, Guillermo Said, or Salvador Said.

     We have also entered into a voting agreement with Goldman Sachs, dated as of November 18, 1997. Pursuant to this voting agreement, Goldman Sachs granted us, subject to certain conditions, certain rights to vote the shares held by Goldman Sachs for a period of ten years.

     Leases. APSA enters into commercial leases with tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Lease agreements are generally denominated in U.S. dollars and subject to rent escalation clauses. Shopping center leases generally do not contain renewal options. Tenants are generally charged a rent which consists of the higher of
(i) a base rent and (ii) a percentage rent which generally ranges between 4% and 8% of tenant's sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant's base rent generally increases between 4% and 7% each year during the term of the lease. Tenants are also required to pay for the direct expenses of their units, such as electricity, water, telephone and air conditioning, as well as their proportion of the common area expenses. In addition, tenants pay between approximately 12% and 15% of their base rent into a common promotion fund. In the cases where APSA acts as manager, APSA receives an administration fee.

     In addition to rent, tenants are generally charged a key money which is an admission fee that tenants pay upon entering into a lease and upon lease renewal. Key money is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays in installments, it is the tenant's responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of termination, a tenant will not be refunded its key money.

     The following table shows certain information concerning our shopping centers.

                           SHOPPING CENTER PROPERTIES

                                      GROSS                                      TOTAL RENTAL INCOME FOR
                                      LEASABLE                        MONTHLY    THE FISCAL YEAR PS./000(3)  BOOK VALUE
                          DATE OF     AREA M2   PERCENTAGE   OUR      INCOME     -------------------------  -----------
                        ACQUISITION     (1)     LEASED (2)   INTEREST PS./000    2002     2001      2000    PS./000 (4)
                        -----------     ---     ----------   -------- -------    ----     ----      ----    -----------
SHOPPING CENTERS (5)
Alto Palermo...........  12/23/97       18,129     92%         50%      N/A      17,116   21,902   23,281     116,957
Abasto.................   7/17/94       40,476     95%         50%      N/A      15,394   19,926   20,937     104,622
Alto Avellaneda
  Shopping.............  12/23/97       26,701     94%         50%      N/A      10,623   14,347   15,955      44,469
Paseo Alcorta..........    6/6/97       14,909     84%         50%      N/A       8,238   10,738   11,154      33,716
Patio Bullrich.........   10/1/98       11,623     91%         50%      N/A       6,377    7,158    6,686      59,389
Alto Noa Shopping......   3/29/95       18,876     88%         50%      N/A       1,980    2,244    1,786       9,768
Others (6).............                 50,371     94%        N/A       N/A       1,676    1,860    2,379      16,839
                                        ------    ----        ---       ---       -----    -----    -----      ------

Fibesa and others (7)..                                                 N/A       2,334    3,592        0
Revenues Tarjeta
  Shopping ............                                        40%      N/A      16,088   15,530   10,121
TOTAL SHOPPING CENTERS                  181,085    92%        N/A       N/A      79,825   97,295   92,299     385,760
                                        =======   ===         ===       ===      ======   ======   ======     =======

--------------------------------------

(1) Total leasable area in each property. To obtain the square meters attributable to US, this column should be multiplied by our net ownership interest. Excludes common areas and parking spaces.

(2)  Calculated dividing occupied square meters by leasable areas.

(3)  Total consolidated rents, according to the Comision Nacional de Valores
     (CNV). Excludes gross income tax deduction..

(4) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation as of 06/30/02.

(5)  Through Alto Palermo S.A.

(6) Includes the following properties: Buenos Aires Design and Mendoza Plaza Shopping

(7)  Includes revenues from Fibesa S.A. and Alto Invest.

(8) Corresponds to the "Shopping Centers" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

     The following table shows a schedule of lease expirations for our shopping center properties in place (except Mendoza Plaza) as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their lease early.

                                                          PERCENTAGE OF                      PERCENTAGE OF
                                      SQUARE METERS       TOTAL SQUARE       ANNUAL RENT       TOTAL RENT
 FISCAL YEAR OF      NUMBER OF         SUBJECT TO        METERS SUBJECT    UNDER EXPIRING    UNDER EXPIRING
LEASE EXPIRATION  LEASES EXPIRING    EXPIRING LEASES      TO EXPIRATION      LEASES (1)          LEASES
----------------  ---------------    ---------------      -------------      ----------          ------
                                        (m2)                 (%)                (Ps.)             (%)
       2003               428             42.456            30.17            21,669,753          43.62
       2004               170             21.784            15.48             9,656,302          19.44
       2005               156             21.033            14.95             8,105,122          16.31
       2006                72             19.164            13.62             4,920,975           9.91
       2007                14              4.735             2.26               957,963           1.93
      2008+                22             31.546            22.42             4,371,084           8.79
                           --             ------            -----             ---------           ----
      TOTAL               862            140.718           100.00%           49,681,200         100.00
                          ===            =======           ======            ==========         ======

(1) Includes only the basic rental income amount. Does not give effect to our ownership interest.

(2)  Includes vacant stores at June 30, 2002.


     The following table shows the average occupancy rate expressed as a percentage of the Gross Leasable Area for the fiscal years ended June 30, 2002, 2001 and 2000:

                                                         FISCAL YEAR ENDED JUNE 30,
                                         ------------------------------------------------------
                                                      2002           2001          2000
                                         ----------------------   -----------  ----------------
                                                                      %
Abasto Shopping........................            95.43              94.50         97.91
Alto Palermo Shopping Center...........            92.06              96.07         95.94
Alto Avellaneda Shopping Center........            93.58              94.31         95.29
Paseo Alcorta..........................            84.31              93.56         97.27
Patio Bullrich.........................            91.11              97.20         98.75
Alto Noa...............................            87.63              90.55         94.51
Buenos Aires Design....................            81.31              90.15         93.62
Mendoza Plaza..........................            97.10              96.25         97.91
Total..................................            92.41              94.36         96.76

     The following table shows the annual average rental price per square meter:

                                                     FISCAL YEAR ENDED JUNE 30, (1)
                                          ------------------------------------------------------
                                                  2002               2001            2000
                                          ----------------------   -----------  ----------------
Abasto Shopping Center...................           737.46            932.56         994.63
Alto Palermo Shopping Center.............         1,618.55          2,128.01       2,729.43
Alto Avellaneda..........................           772.15          1,118.52       1,231.96
Buenos Aires Design......................           661.11            552.12         741.83
Paseo Alcorta............................         1,071.33          1,554.73       1,605.26
Patio Bullrich...........................         1,063.20          1,146.76       1,050.09
Alto Noa.................................           204.48            256.16         352.02


(1) Annual sales per gross leasable square meter reflect the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

     Properties. Set forth below is information regarding our principal shopping centers.

     ALTO PALERMO SHOPPING, CITY OF BUENOS AIRES. Alto Palermo Shopping is a 155-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the city of Buenos Aires. Alto Palermo Shopping is located at the intersection of Santa Fe and Coronel Diaz avenues, only a few minutes from downtown city of Buenos Aires and has nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 64,672 square meters that consists of 18,129 square meters of gross leasable area. The shopping center has a two-screen movie theatre, an entertainment center and a food court with 20 restaurants. Alto Palermo Shopping is spread out over four levels and has a 741-car pay parking. Tenants in this shopping center generated average estimated monthly retail sales in nominal value of approximately Ps. 689.9 per square meter for the fiscal year ended June 30, 2002. Principal tenants currently include Fravega, Mc Donald's, Musimundo, Garbarino and Zara.

     ALTO AVELLANEDA, AVELLANEDA, GREATER BUENOS AIRES. Alto Avellaneda is a 155-store shopping center that opened in October 1995 and is located in the highly populated neighborhood known as Avellaneda, on the southern border of the city of Buenos Aires. Alto Avellaneda has a total constructed area of 95,722 square meters that includes 26,701 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 19-restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales in nominal value of Ps. 344.2 per square meter for the fiscal year ended June 30, 2002. Principal tenants currently include Mc Donald's, Fravega, El Bingo, Rodo and Garbarino.

     PASEO ALCORTA, CITY OF BUENOS AIRES. Paseo Alcorta is a 124-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the city of Buenos Aires, within a short drive from downtown City of Buenos Aires. Paseo Alcorta has a total constructed area of approximately 78,000 square meters that consists of 14,909 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 24-restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,500 spaces. Carrefour purchased the space it now occupies but it pays proportional expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales in nominal value of Ps. 485.3 per square meter for the fiscal year ended June 30, 2002. Principal tenants currently include McDonald's, Cristobal Colon, Kartum, Musimundo y Fravega.

     ABASTO SHOPPING, CITY OF BUENOS AIRES. Abasto Shopping is a 182-store shopping center located in the city of Buenos Aires. Abasto Shopping is directly accessible from the Carlos Gardel subway station and is located six blocks from the Once railway terminal and a few blocks from the highway to Ezeiza International Airport. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for city of Buenos Aires. The property was converted into a 111,200 square meter shopping center, with approximately 40,476 square meters of gross leasable area. Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the "Museo de los Ninos Abasto", a museum for children. Abasto Shopping is spread out over five levels and has a 2,500-car parking lot. Tenants in Abasto have generated estimated average monthly sales in nominal value of Ps. 284.6 per square meter for the fiscal year ended June 30, 2002. Principal tenants currently include Musimundo, McDonald's, Zara, Rodo and Hoyts Cinemas.

     PATIO BULLRICH, CITY OF BUENOS AIRES. Patio Bullrich is a 89-store shopping center located in Recoleta, a popular tourist zone in the city of Buenos Aires a short distance from the Caesar Park and Hyatt hotels. Patio Bullrich has a total constructed area of 27,811 square meters that consists of 11,623 square meters of gross leasable area. The four-story shopping center includes a 22-restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 228 spaces. Patio Bullrich is currently one of the most successful malls in Argentina in terms of sales per square meter, producing for tenants average estimated monthly retail sales in nominal value of Ps. 493.6 per square meter for the fiscal year ended June 30, 2002. Principal tenants currently include Paula Cahen D'anvers, Cipriani Dolce, Buquebus, Cacharel Damas and Beauty Shop.

     ALTO NOA, SALTA, PROVINCE OF SALTA. Alto Noa is a 91-store shopping center located in the city of Salta, the capital of the province of Salta. The shopping center consists of 31,836 square meters of total constructed area that consists of 18,876 square meters of gross leasable area and includes a 13-restaurant food court, a children's amusement center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants have generated estimated average monthly sales in nominal value of Ps. 124.7 per square meter for the fiscal year ended June 30, 2002. Principal tenants currently include Fravega, Mc Donald's, Hoyts General Cinema, Repsol Y.P.Fand Casa Lozano S.A.

     BUENOS AIRES DESIGN, CITY OF BUENOS AIRES. Buenos Aires Design Center is a 66-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 51% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta. Buenos Aires Design has a total constructed area of 22,790 square meters that consists of 10,004 square meters of gross leasable area. The shopping center has 11 restaurants, is divided into two floors and has a 178-car parking lot. Tenants in this shopping have generated estimated average monthly sales in nominal value of Ps. 170.1 per square meter for the fiscal year ended June 30, 2002. Principal tenants currently include Vivendi, Bazar Geo, Iluminacion Aguero, Hard Rock Cafe and Morph.

     MENDOZA PLAZA, MENDOZA, PROVINCE OF MENDOZA. Mendoza Plaza is a 137-store shopping center located in the City of Mendoza in the Province of Mendoza. It consists of 40,367 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,515 square meters with ten screens, the Chilean department store Falabella, a food court with 15 restaurants, an entertainment center and a supermarket which is also a tenant. It is owned through APSA's 18.9% interest in Perez Cuesta.

     TARJETA SHOPPING. Tarjeta Shopping is a non banking credit card issued by Tarshop, which is a limited purpose credit card company engaged in credit card operations and is not affiliated to any bank. Tarshop originates credit card accounts to encourage customers to purchase goods and services from our shopping centers. Tarjeta Shopping is currently accepted in five shopping centers, four supermarket chains as well in approximately 2,000 retail stores.

     As of June 30, 2002, Tarshop had total assets of approximately Ps. 37.2 million and shareholder's equity of Ps.6.2 million. For the fiscal year ended June 30, 2002, Tarshop's total net sales were Ps. 540.8 million, representing approximately 24.02% of APSA's net sales for such year, and it had a net loss of Ps. 10.1 million, representing approximately 23.89% of APSA's net loss for such year. As of June 30, 2002 Tarshop had approximately Ps. 62.3 million in credit card receivables outstanding (including asset-backed securities), compared to Ps. 72.8 as of June 30, 2001.


SALES AND DEVELOPMENT PROPERTIES; UNDEVELOPED PARCELS OF LAND

     RESIDENTIAL DEVELOPMENT PROPERTIES

     The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In residential communities, we acquire vacant land, develop the infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single family homes. We may also develop or sell portions of land for others to develop complementary facilities such as areas for shopping in the area of the residential developments. During fiscal year 2002, net sales from Sales and Development decreased to Ps. 45.2 million compared to Ps. 89.8 million amounted during fiscal year 2001. The decrease in this segment mainly results from the Company's current reduced stock of units for sale, as a consequence of the interruption, during past quarters, of the launching of new projects, due to the deep economic recession and strong fall in demand.

     Construction and renovation works on our residential development properties is currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction including architectural design are performed by third parties.

     Prior to the commencement of construction of a residential project, we conduct an advertising program that continues after the launching of the sales of the units. In addition, we have showcased some of our renovation projects through Casa FOA, a highly visited fundraising exhibition where architects and designers display their work. This exhibition has wide public appeal and has been a successful marketing tool for us.

     The following table shows certain information and gives an overview regarding our sales and development properties:

                        SALES AND DEVELOPMENT PROPERTIES



                                                       GROSS      TOTAL
                            DATE OF      ESTIMATED/   LEASABLE   UNITS OR      OUR     PERCENTAGE PERCENTAGE  ACCUMULATE
                          ACQUISITION    ACTUAL COST    AREA     LOTS (3)   INTEREST    COMPLETE   SOLD (4)     SALES
                          -----------    -----------    ----     --------   --------    --------   --------     -----
                                        (PS. 000)(1)  (M2) (2)                                              (PS. 000)(5)


APARTMENT COMPLEXES
TORRES JARDIN               7/18/96      50,348      32,244         490        100%        100%       97%       62,176
TORRES DE ABASTO (8)        7/17/94      33,079      35,630         545        50%         100%       99%       48,104
PALACIO ALCORTA             5/20/93      67,463      25,555         191        100%        100%       100%      68,152
CONCEPCION ARENAL           12/20/96     13,410      6,913          70         100%        100%       97%       10,249
ALTO PALERMO PARK (9)       11/18/97     21,348      10,654         73         67%         100%       88%       25,015
OTHERS (10)                 --           38,346      23,240         178        N/A         100%       97%       42,149
                                         -------     ---------      -----      ---         ---        --        -------
Subtotal                                 223,994     134,236        1,547      N/A         N/A        N/A       255,845
Residential Communities
ABRIL/BALDOVINOS (11)       1/3/95       97,119      1,408,905      1,273      83%         100%       85%       139,449
VILLA CELINA I, II & III    5/26/92      4,220       75,970         219        100%        100%       100%      12,391
VILLA CELINA IV & V         12/17/97     2,180       58,480         181        100%        100%       98%       8,439
OTHERS (12)                              4,259       43,762         33         N/A         100%       100%      4,746
                                         -------     ---------      -----      ---         ---        --        -------
Subtotal                                 107,778     1,587,117      1,706      N/A         N/A        N/A       165,025
Land Reserves
DIQUE 3 (PARCELA 1) (13)    9/9/99        --         6,169          --         50%         0%         0%        --
DIQUE 3 (PARCELA 2) (14)    9/9/99        --         7,221          --         50%         0%         0%        --
DIQUE 3 (PARCELA 3) (15)    9/9/99        --         7,557          --         50%         0%         0%        --
CABALLITO                   11/3/97       --         20,968         --         100%        0%         0%        --
PUERTO RETIRO (9)           5/18/97       --         82,051         --         33%         0%         0%        --
SANTA MARIA DEL PLATA       7/10/97       --         715,952        --         100%        0%         0%        --
PEREIRAOLA (11)             12/16/96      --         1,299,630      --         83%         0%         0%        --
MONSERRAT (9)               11/18/97      --         3,400          --         67%         0%         100%      3,274
DIQUE 4 (EX SOC DEL DIQUE)  12/2/97       --         4,653          --         100%        0%         50%       10,955
OTHERS (16)                 --            --         4,441,363      --         N/A         0%         --        --
                                         -------     ---------      -----      ---         ---        --        -------
Subtotal                                  --         6,588,964                 N/A         N/A        N/A       14,229

Others
HOTEL LLAO-LLAO             6/1/97       11,725      --             0          100%        100%       50%       14,671
GALERIAS PACIFICO           4/6/99       291         --             0          100%        100%       100%      5,869
SARMIENTO 580               1/12/94      10,404      2,635          14         100%        100%       100%      9,644
SANTA FE 1588               11/2/94      7,423       2,713          20         100%        100%       100%      7,267
RIVADAVIA 2243/65           5/2/94       7,267       2,070          4          100%        100%       100%      3,257
LIBERTADOR 498              12/20/95     4,519       1,491          2          100%        100%       100%      3,220
                                         -------     ---------      -----      ---         ---        --        -------
OTHER PROPERTIES (17)       --           76,313      47,690         266        N/A         97%        97%       96,919
                                         -------     ---------      -----      ---         ---        --        -------
SUBTOTAL                                 117,942     56,599         306        N/A         N/A        N/A       140,847
Subtotals                   --           449,714     8,366,916      3,559      N/A         N/A        N/A       575,946
                                         =======     =========      =====      ====        ====       ====      =======
Interest for financing
  property sales            --           --          --             --         --          --         --        --
Management Fees             --           --          --             --         --          --         --        --
                                         -----       ---------      -----      ---         ---        -----     -------
TOTAL (18)                  --           449,714     8,366,916      3,559      N/A         N/A        N/A       575,946
                                         =======     =========      =====      ====        ====       ====      =======


                                    BOOK VALUE
                                    AS OF (7)
 ACCUMULATED SALES FOR FISCAL YEAR    JUNE 30,
     ENDED JUNE 30 (6) (PS. 000)       2002
----------------------------------    (PROP.
   2002          2001       2000      VALUE)
   ----          ----       ----      ------
(PS. 000)     (PS. 000)  (PS. 000)   (PS. 000)



  1,837         4,680      6,649      617
  1,784         5,314      4,577      6,394
  540           --         18         --
  323           3,341      2,439      194
  8,729         (1,062)    2,782      3,034
  1,635         1,784      2,048      1,394
  ------        ------     ------     -------
  14,848        14,057     18,513     11,633

  11,188        30,235     19,537     15,801
  (46)          6          106        39
  121           2,582      5,736      9
  --            --         141        --
  ------        ------     ------     -------
  11,263        32,823     25,520     15,849

  --            --         --         8,554
  --            --         --         10,016
  --            --         --         10,478
  --            --         --         12,120
  --            --         --         27,199
  --            --         --         103,213
  --            --         --         15,695
  --            1,069      2,205      --
  --            10,955     --         5,483
  --                       --         22,639
  ------        ------     ------     -------
  --            12,024     2,205      215,397


  --            --         14,671     --
  --            --         5,869      --
  --            9,644      --         --
  7,267         --         --         --
  3,257         --         --         --
  3,220         --         --         --
  ------        ------     ------     -------
  1,832         10,613     2,709      1,294
  ------        ------     ------     -------
  15,576        20,257     23,249     1,294
  41,687        79,161     69,487     244,173
  ======        ======     ======     =======

  4,015         8,646      10,029     --
  1,742         2,932      2,269      --
  ------        ------     ------     ------
  47,444        90,739     81,785     244,173
  ======        ======     ======     =======

------------------------------------------

(1) Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 06/30/02, pro-rata to the Company's net ownership interest. In the case of the sale of 100% of our shareholding interest in Inversora del Pacifico and 50% in Hotel Llao-Llao the cost of sale of the shares adjusted for inflation as of 06/30/02 was considered as investment cost.

(2) Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). To obtain the square meters attributable to the Company, it should be multiplied by the Company's net ownership interest. In the case of Land Reserves the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces). To obtain the units or lots attributable to the Company, should be multiplied by the Company's net ownership interest.

(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.

(5) Includes only cumulative sales adjusted for inflation as of June 30, 2002, pro-rata the Company's net ownership interest.

(6) Corresponds to the Company's total consolidated sales as authorized by the Comision Nacional de Valores adjusted for inflation as of 06/30/02. Excludes gross income tax deduction.

(7) Cost of acquisition plus improvement plus activated interest, adjusted for inflation as of 06/30/02, pro-rata our Company's net ownership interest.

(8) Through Alto Palermo S.A. Includes Abasto plots and inventories related to the Coto project.

(9)  Through Inversora Bolivar.

(10) Includes the following properties: Dorrego 1916 (fully sold through our Company) and units for sale in Alto Palermo Plaza (through Inversora Bolivar)

(11) Directly through the Company and indirectly through Inversora Bolivar.

(12) Includes the plots of land of San Jorge Village (fully sold through Inversora Bolivar ).

(13) Through Bs As Trade & Finance S.A.

(14) Through Bs As Realty S.A.

(15) Through Argentine Realty S.A.

(16) Includes the following land reserves: Torrre Jardin IV, Constitucion 1111, Padilla 902, and Terreno Piliar (through our Company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Land Benavidez (through Inversora Bolivar) and Terrenos Alcorta (through APSA).

(17) Includes the following properties: Sarmiento 517 (through our Company), 1 unit of Madero 1020 (through our Company) and Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6; Av. de Mayo 701, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through our Company) and Art Tower 26th Floor and Cervino 3626 (fully sold through Inversora Bolivar)

(18) Corresponds to the "Sales and Developments" business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.


     APARTMENT AND LOFT BUILDINGS

     In the apartment building market, we acquire undeveloped properties that are strategically located in densely populated areas of the city of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those that are to be constructed. We then develop multi-building high-rise complexes targeted towards the middle-income market which are equipped with modern comforts and services such as open "green areas," swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings in disuse that are located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them to their preferences.

     TORRES JARDIN, CITY OF BUENOS AIRES. Torres Jardin is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, five minutes from Abasto Shopping. The project originally included four 23-story towers directed towards the middle-income market, however, we decided not to construct Torres Jardin IV. Torres Jardin I, II and III have been completed and consist of 490 one, two and three bedroom residential apartments. As of June 30, 2002, Torres Jardin I was 100% sold, II 98% and III 100%. The complex also includes 295 spaces of underground parking

     TORRES DE ABASTO, CITY OF BUENOS AIRES. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through APSA and is located one block from Abasto Shopping. The project consists of three 28-story buildings and one 10-story building directed towards the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security project also includes four retail stores on the ground floor of one of the buildings and 310 underground parking spaces. As of June 30, 2002 99% of the apartments were sold.

     PALACIO ALCORTA, CITY OF BUENOS AIRES. Palacio Alcorta is a 191-loft residential property that we converted from a former Chrysler factory located in the residential neighborhood of Palermo Chico, one of the most exclusive areas of the city of Buenos Aires, which is a ten minute drive from downtown. The loft area ranges from 60 to 271 square meters. This project is directed towards the upper-income market and it is 100% sold. Palacio Alcorta also has seven retail units and 165 parking spaces.

     CONCEPCION ARENAL 3000, CITY OF BUENOS AIRES. Concepcion Arenal 3000 is a 70-loft residential property located in north-central city of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are directed towards the middle-income market.

     ALTO PALERMO PARK, CITY OF BUENOS AIRES. Alto Palermo Park is one of two 34-story apartment buildings located two blocks away from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in the building are targeted towards the upper-income market. The building is also located next to its twin, Alto Palermo Plaza. The buildings are comprised of 3 and 4-room apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza and each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired from Perez Companc S.A.

     RESIDENTIAL COMMUNITIES

     In the residential communities market, we acquire extensive undeveloped properties located in suburban areas or neighborhoods near the city of Buenos Aires to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads, we arrange for the provision of basic municipal services and amenities such as open spaces, sport facilities and security. We seek to capitalize on improvements in transportation and communication around the city of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

     An important factor in the trend towards living in suburban areas have been the improvements and additions to the highways Autopista Panamericana, Avenida General Paz and Acceso Oeste and the improvement in public train, subway and bus transportation since their privatization which have greatly reduced commuting time and facilitated access.

     For the fiscal year ended June 30, 2002, our residential communities for the construction of single family homes for sale in Argentina had a total of 218,386 square meters of gross salable area in the Abril and Villa Celina IV and V, residential communities located in the province of Buenos Aires.

     ABRIL, HUDSON, GREATER BUENOS AIRES. Abril, is one of our private residential communities. It is a 312-hectare property located near the city of Hudson, approximately 34 kilometers south of the City Buenos Aires. Abril is being developed into a private residential community for the construction of single family homes directed towards the upper-middle-income market. The property plan includes 20 neighborhoods subdivided into 1,273 lots consisting of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities, a bilingual school, horse stables and sports centers that were completed by the end of 1998. There is also a community shopping center that was finished in 1999. The neighborhoods have been completed and as of June 30, 2002, 85% was sold, 102 homes were under construction and 424 homes had been completed.

     On March 23, 2001, we signed with Pulte S.R.L. a contract of sale of plots and a commitment for the transfer of titles of 250 plots from Abril to Pulte S.R.L. for a total amount of Ps. 17.4 million. As of June 30, 2002 there were 44 plots pending to be signed..

     VILLA CELINA, GREATER BUENOS AIRES. Villa Celina is a 400-lot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina, on the southeastern edge of the city of Buenos Aires, a short distance from the intersection of the Ricchieri highway and the Avenida General Paz beltway. We have been developing this property in several stages since 1994. The first three stages representing 219 lots, each measuring 347 square meters on average have been completely sold and the two last stages representing 181 lots are 99% sold.

     UNDEVELOPED PARCELS OF LAND

     We have acquired large undeveloped properties as land reserves for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa Maria del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2002, our land reserve totaled 19 properties consisting of approximately 660 hectares (excluding Rosario, Neuquen and Caballito land properties, owned by APSA).

     CITY OF BUENOS AIRES

     PUERTO MADERO DOCK 3. Plot "5M", located in Dique 3, east side of Puerto Madero, comprises 20,947 square meters and is subdivided in three plots. The plots are owned by three different companies: Buenos Trade & Finance Center S.A. ("BAT&FCSA"), Buenos Aires Realty S.A. ("BARSA") and Argentine Realty S.A. ("ARSA"). We own 50% of the capital stock of each of the companies, and the other 50% is owned by a company named RAGHSA S.A. ("RAGHSA").

     On August 16, 2002, we signed an agreement with RAGHSA for the redistribution of the plot "5M". As a result of the redistribution, we own 100% of the capital stock of BAT&FCSA, and have transferred our 50% ownership in ARSA and BARSA, respectively for the benefit of RAGHSA. This agreement has also provided the division and redistribution of the debt held with Corporacion Antiguo Puerto Madero S.A. and the release of our obligation to construct 45,000 square meters in our new plot.

     PUERTO RETIRO. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Rio de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the city of Buenos Aires, Puerto Retiro may currently be utilized only for port activities. We have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own 66% of our subsidiary Inversora Bolivar, who owns a 50% interest in Puerto Retiro. As of June 30, 2002 we had invested Ps. 41.2 million in this property.

     SANTA MARIA DEL PLATA. Santa Maria del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to the city of Buenos Aires nature reserve. Approval has been granted for the construction of 715,000 square meters. The development will be targeted at the high-income market and will include different residential projects, taking advantage of the river and related nautical activities. The plan includes three different housing concepts: high-rise apartment buildings, smaller condominiums and neighborhoods of single-family homes. Common areas for recreation, offices, and a hotel are also included. We plan to seek a partner to provide development skills and capital for the development of this project. As of June 30, 2002, we had invested Ps. 103.2 million in Santa Maria del Plata. The master plan is pending final authorities approval. The public forum for environment matters has already taken place and we expect it to be approved in the short term. We currently hope to launch this project at the end of fiscal year 2003.

     CABALLITO. Caballito is a 2.1 hectare undeveloped property located in the residential neighborhood of Caballito in the City of Buenos Aires. We are considering several alternatives for this property including the development of residential apartment complexes or the sale of this property as it is. Zoning approvals for the development of residential apartments have been obtained. As the plan has not been decided, we do not have an estimated cost and financing method for it.

     CABALLITO, FERRO PROJECT. It is a property of approximately 25,539 square meters in the neighborhood of Caballito, in the city of Buenos Aires, which was acquired by APSA in October 1998. APSA currently plans to utilize the property to build a shopping center similar to Alto Palermo Shopping but at present, municipal zoning regulations do not permit the construction of shopping centers in the said property. APSA is analysing the way to get authorization to develop a shopping center. There can be no assurance that APSA will actually be able to develop this project.

     ALCORTA PLAZA. On June 29, 2001, APSA acquired a plot of land located in Figueroa Alcorta Avenue, in front of Paseo Alcorta Shopping for US$ 4.7 million. This land is located in the neighborhood of Palermo Chico in the city of Buenos Aires.

     APSA intends to construct an office and residential building in that plot. The proposed building, that will be called "Alcorta Plaza", will consist of 23 stories of 250 square meters each. The proposed project will also include the construction of an underground parking lot. The total estimated cost for the development is currently approximately Ps. 9.0 million, which is expected to be financed through the anticipated sale of the units. The project's feasibility has been approved by municipal authorities, but final approval is still pending. As a result, we can not assure you that we will obtain such final approval or that we will complete the proposed project.

     GREATER BUENOS AIRES

     PEREIRAOLA, HUDSON. We own an 83% interest in Pereiraola S.A., a company, whose principal asset is a 130 hectare undeveloped property adjacent to Abril. We intend to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. We have obtained the pertinent municipal building permits. We have not yet established the costs and financing method for this proposed project.

     PROVINCE OF BUENOS AIRES

     BENAVIDEZ, TIGRE. Benavidez is a 99.8 hectare undeveloped land reserve property located in Tigre, 35 kilometers to the north of downtown of the city of Buenos Aires. The property is easily accessible due to its proximity to Panamericana Highway. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan.

     PILAR. Pilar is a 74.0 hectare undeveloped land reserve property located close to the City of Pilar, 55 kilometers to the northwest of downtown of the City of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan.

     OTHER UNDEVELOPED PARCELS OF LAND IN THE CITY OF BUENOS AIRES

     Our land reserve property portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The principal properties include Puerto Madero Dock 4 "block 1M" and Merlo.

     OTHER PROVINCES

     ROSARIO PROJECT, CITY OF ROSARIO, PROVINCE OF SANTA FE. On August 25, 1998, together with Coto Centro Integral de Comercializacion S.A. ("Coto") our subsidiary APSA acquired a 213,372 square meter development property located in the City of Rosario, the third largest city in Argentina in terms of population, in a public auction conducted by the Ente Nacional de Administracion de Bienes Ferroviarios ("ENABIEF") an Argentine government entity within the Ministry of Infrastructure and Housing, dedicated to the administration of the national governments properties (subsequently ENABIEF changed its name to Organismo Nacional de Administracion de Bienes del Estado -"ONABE"-).

     The proposed project is composed of two parts. The first part involves the construction of a shopping center with approximately 20,000 square meters of gross leasable area and an entertainment complex, consisting of approximately 21,000 square meters, that is currently expected to include a science museum, a railroad museum, a convention center, a restaurant area and an outside entertainment area. The second part involves the construction of a 1,200 apartment high-rise residential complex consisting of nine towers. APSA paid US$
17.5 million (net of closing costs) for a 66.67% ownership interest in the property.

     On December 17, 1999, APSA obtained an exclusive title to a part of this property upon which it plan to develop a residential complex. On the rest of the land, which is 56% owned by APSA and 44% by Coto, APSA plans to develop a shopping center and Coto a hypermarket.

     At present, the estimated cost of the first part of the project is approximately Ps. 37.5 million. The estimated cost of completion of the nine residential towers is currently estimated at approximately an additional Ps.
126.0 million. The ownership of the acquired property is subject to the accomplishment of a construction timetable.

     On December 20, 2000 APSA filed a request for extension of the terms established in the original timetable for the construction of the project, which was approved by the ONABE by Order 747-01 on September 4, 2001. The extension, establishes the following schedule:

     o    the road system, which construction was completed in March, 2002;

     o the construction of the shopping center, was projected to start on September, 15, 2002; and

     o the construction of the first tower of the residential complex is projected to start on March, 2004.

     On July 10, 2002, APSA filed a request for a new extension of the terms set forth in the last timetable approved. The request is basically based on the economic and social emergency situation that the country is going through, which was completely unexpected at the time of doing the offer for the property.

     At the present, ONABE's resolution about APSA's request is still pending.

     Agreement with National Amusement International II, Inc., for the Rosario Project.

     On October 23, 1998, APSA signed a letter of intent with National Amusement International II, Inc. and its Argentine branch ("NAI") pursuant to which NAI expressed an interest in leasing a portion of the property to develop and operate a multiscreen theater in the Rosario Project. NAI has deposited US$ 4.5 million in connection with this project. The definitive agreement was signed on June 7, 1999.

     NEUQUEN PROJECT, PROVINCE OF NEUQUEN. On July 6, 1999, our subsidiary APSA acquired a 94.6% interest in Shopping Neuquen S.A. for US$ 4.2 million. Shopping Neuquen is the owner of approximately 50.000 square meters of land in the city of Neuquen, which counts with pre approved plans for the construction of a shopping center. APSA paid US$ 0.9 million on August 20, 1999, the remaining Ps.
3.3 million, was scheduled to be payable on the earlier of the opening of the shopping center and July 5, 2001. Although APSA was negotiating the extension of the remnant payment, the selling part has started a mediation.

     Shopping Neuquen's sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 135 stores, a hypermarket, a multiplex movie theater and a hotel. The total cost for APSA is currently estimated to be approximately Ps.
20.0 million.

     In June, 2001 Shopping Neuquen filed a request with the Municipality of Neuquen for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that they will develop. The proposed new timetable contemplates that the construction of the first stage would start on December 15, 2002 and would finish on December 31, 2004. The second optional stage would be finished on December 31, 2006.

     The extension will have to be approved by the Consejo Deliberante of the city of Neuquen which is the municipal legislative body. In the event that the proposal is not accepted by the local governmental authorities, the sale may be cancelled, and Shopping Neuquen may not recover its original investment. Although APSA is hoping for a favorable resolution to our proposal, there can be no assurance as to the final outcome of the negotiations.

HOTELS

     At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Perez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Inter-Continental in Buenos Aires which we own through our subsidiary Inversora Bolivar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A.C. ("Hoteles Sheraton de Argentina") and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton group.

     The following chart shows certain information regarding our luxury hotels:

                                HOTEL PROPERTIES

                                                              AVERAGE     TOTAL SALES FOR THE YEAR
                                                    AVERAGE    PRICE             ENDED JUNE 30        BOOK VALUE AS
                         DATE      OUR     NO. OF  OCCUPANCY    PER    -----------------------------   OF JUNE 30,
      HOTELS           ACQUIRED  INTEREST  ROOMS    RATE (1)   ROOM      2002      2001      2000       2002 (2)
      ------           --------  --------  -----    --------   ----      ----      ----      ----       --------
                                   (%)                (%)      (Ps.)   (Ps. 000) (Ps. 000) (Ps. 000)   (Ps. 000)
LLAO LLAO                 6/97     50       158       53        204       8,186    8,453    17,136       12,906
INTER-CONTINENTAL        11/97     50       312       40        168      10,431   16,335    22,262       33,023
SHERATON LIBERTADOR       3/98     80       200       52        149      10,846   16,083    19,668       30,365
                         -----     --       ---       --        ---      ------   ------    ------       ------
TOTAL                                       670       48        174      29,463   40,871    59,066       76,294
                         =====     ==       ===       ==        ===      ======   ======    ======       ======

(1)  Proportional to our Company's actual interest for each period.

(2) Represents 100% of the hotel's book value including facilities and goodwill. Proportional to the Company's interest.


     HOTEL LLAO LLAO, SAN CARLOS DE BARILOCHE, PROVINCE OF RIO NEGRO. Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1930. The hotel was renovated between 1990 and 1993. The building has a total constructed surface area of 15,000 square meters, 147 rooms and 14 suites. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World and is currently being managed by Compania de Servicios Hoteleros S.A. which manages the Hotel Alvear, a luxury hotel located in the Recoleta neighborhood of the city of Buenos Aires.

     HOTEL INTER-CONTINENTAL, CITY OF BUENOS AIRES. Hotel Inter-Continental is located in the downtown city of Buenos Aires neighborhood of Monserrat, adjacent to the Inter-Continental Plaza office building. This property was also a part of the acquisition of Old Alto Palermo from Perez Companc. The hotel's meeting facilities include eight meeting rooms, a convention center and a divisible 569 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facilities with swimming pool. The hotel was completed in December 1994 and has 314 rooms. The hotel is managed by the Inter-Continental Hotels Corporation, a United States Corporation.

     HOTEL SHERATON LIBERTADOR, CITY OF BUENOS AIRES. Hotel Sheraton Libertador is located in downtown City of Buenos Aires at the corner of the streets Cordoba and Maipu, one block from Galerias Pacifico. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is managed by Sheraton Overseas Management Corporation.

     HOTEL PISCIS, VALLE DE LAS LENAS, PROVINCE OF MENDOZA. The Piscis Hotel is located in Valle de Las Lenas an important ski resort in Argentina. The property was acquired in September, 2002, for US$ 1.4 million. This five-star hotel offers its guests 90 rooms and 8 suites, 2 restaurants and 2 bars, a casino, a spa, fitness facilities that include two swimming pools and a place for skis. The hotel is managed by Badino S.A., a travel agency and the concession expires in March 2005.

INTERNATIONAL

     As of June 30, 2001, we participated in an international strategic alliance in Brazil. In December 2000, we sold to Consultoria Inmobiliaria Velutini y Asociados all of our interest in Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios, companies through which we held our interests in Venezuela. On February 28, 2002, we sold all of our interest in Brazil Realty for US$ 44.2 million.


                            INTERNATIONAL PROPERTIES


                                  IRSA'S     RESULTS FOR THE YEAR ENDED JUNE 30,     BOOK VALUE AS
                       COUNTRY   SHARE (%)                ($000) (1)                  OF JUNE 30,      PARTNER
                                               2002         2001         2000            2002
                      -------- ----------  ----------  -----------   -----------    ----------------  -----------
  BRAZIL REALTY        Brazil      0,00%     (3,378)      17,040        17,477           --           Elie Horn
  FONDO VALORES                                                                                       Velutini
  INMOBILIARIOS       Venezuela    0,00%         --          542       (10,747)          --             Group
  TOTAL                                      (3,378)      17,582         6,730           --

(1) Our Company's proportional equity value in the period's results. Gives effect to our ownership interest.


     BRAZIL REALTY

     Until February, 2002, when we sold our subsidiary Brazil Realty, we participate in the Brazilian real estate market through Brazil Realty which is engaged in:

     o the acquisition and operation of office and shopping center properties for rental, and

     o the acquisition and development of properties, and vacant land, to be used as office and retail properties for rental and/or sale, and as residential properties for sale.

     Brazil Realty primarily focuses its activities in the Sao Paulo real estate market, Brazil's largest consumer and industrial market.

     At the time we sold Brazil Realty we approximately owned 50% of the capital stock of Brazil Realty, through our wholly owned subsidiary Ritelco S.ABrazil Realty's shares are listed and traded on the Sao Paulo Stock Exchange and trade in the over-the-counter market in the United States in the form of American Depositary Shares (NASDAQ symbol: BRZD).

     FONDO DE VALORES INMOBILIARIOS

     In December 2000, we sold to Consultoria Inmobiliaria Velutini y Asociados all of our interest in Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios, companies through which we held our interests in Venezuela, for total consideration of US$ 67.0 million.

TECHNOLOGY INVESTMENTS IN LATIN AMERICA

     LATIN AMERICAN ECONETWORKS N.V.

     In July 2000, together with divine InterVentures, Inc., Dolphin Fund Plc (formerly Quantum Dolphin Plc) and Catanzaro Holding B.V., we formed Latin American Econetworks N.V., a holding company organized in the Netherlands Antilles ("LAE"). LAE was conceived as a developer of software, technology and internet-related information network for the technology service suppliers. In connection with the formation, a 11.2% interest in the holding company was issued to us in exchange for US$ 5.3 million in cash.

     On November 7, 2001, we sold our ownership in Latin American Econetworks for US$. 5.2 million.

     IRSA TELECOMUNICACIONES N.V. In the fourth quarter of fiscal year 2000, we had invested US$ 3.0 million, -in the form of irrevocable capital contributions-, into two unrelated companies, namely, Red Alternativa, a provider of satellite capacity to internet service providers, and Alternativa Gratis, an internet service provider (the "Companies"). At that date, the Companies were development stage companies with no significant operations. Between July 2000 and August 2000, we, together with Dolphin Fund Plc (formerly Quantum Dolphin Plc), increased our respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) we formed IRSA Telecomunicaciones N.V. ("ITNV"), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies and (ii) Dolphin Fund Plc (formerly Quantum Dolphin Plc), the previous majority shareholder of the Companies and us contributed our respective ownership interest in the Companies into ITNV in exchange for shares of common stock of ITNV. As a result of the reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the reorganization, we held a 49.36% interest in ITNV and Dolphin Fund Plc. held a 20.13% interest in ITNV.

     On December 27, 2000, the shareholders of ITNV entered into a shareholders agreement with new investors in ITNV, namely Quantum Industrial Partners LDC and SFM Domestic Investment LLC, under which such new investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$
6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders' outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; in both cases plus any accrued or declared but unpaid dividends.

     ALTOCITY.COM. Altocity.Com, is a company engaged in delivering e-commerce services providing customers with the information necessary to make personalized online buying decisions and giving retailers the ability to reach a large customer base. Altocity.Com, is a wholly owned subsidiary of E-commerce Latina S.A., ("E-commerce Latina"), an internet venture between APSA and Telefonica de Argentina S.A. ("Telefonica"), where each of them have a 50% interest. Previously, APSA's partner in the venture was Telinver S.A., a wholly owned subsidiary of Telefonica; but on April 27, 2001 Telinver notified APSA that it had transferred its holdings in E-commerce Latina to Telefonica.

     Altocity.Com's goal is to make the shopping experience informed, quick, interactive and personalized. Altocity.Com primarily derives its revenues from sales of products on its website and to a lesser extent from sales of advertising and sponsorships and a fixed amount charged to retailers.

     Altocity.Com began operating its web site on June 1, 2000 and by June 30, 2002 had 30,000 registered users. The site offers a product supply of more than 320,000 items from over 100 retailers that are classified into 16 categories such as apparel, books, music and home appliances. The site's "url address" www.altocity.com, is visited monthly by approximately 84,077 visitors on average.

     For the year ended June 30, 2002, Altocity.Com net revenues totaled Ps. 1.3 million and had a net loss of Ps. 15.1 million. Of its revenues for such period, approximately 31.5% were derived from fixed amount charged to retailers, 64.4% represented product sales and commissions earned. APSA accounts for its 50% indirect equity investment in Altocity.Com under the equity method of accounting.

     In connection with the formation of E-commerce Latina, on December 15, 1999 APSA entered into a shareholders' agreement with Telinver. On April 27, 2001, Telinver notified APSA that it had assigned that agreement to Telefonica. Pursuant to the shareholders agreement, Telinver contributed to E-commerce Latina US$ 5.0 million upon execution, and an additional US$ 5.0 million on June 15, 2000 in return for its 50% ownership position. APSA contributed intellectual property rights in exchange for its 50% ownership interest. APSA and Telinver made additional capital contributions of US$ 5.0 million each, during April 2001, and agreed to make optional capital contributions to be approved by E-commerce Latina's Board of

Directors of up to US$ 12.0 million to develop new lines of business, of which 75% is to be contributed by Telinver and 25% is to be contributed by APSA.

     The shareholders' agreement also sets forth the rights and obligations of each party over the operation of E-commerce Latina. The significant provisions of the shareholders agreement include:

     o our obligation to remain as APSA's controlling shareholder and of Grupo Telefonica to control Telinver or any successor;

     o the determination of the election of the members of the board of directors;

     o    terms for notices of the shareholders meetings; and

     o certain restrictions on transfers of shares for the first two years, and thereafter reciprocal first refusal and "tag along" rights.

COMPETITION

     We have a large and difficult to determine number of small competitors in each of the different markets in which we operate.

     With respect to the segment of office and other non-shopping center rental properties, most of our Argentine properties are located in developed areas. There are numerous other offices, retail and residential properties within the market area of each of our properties. The number of competitive properties in a particular area could have a material adverse effect on our ability to lease or sell units in the properties and on the amount of rent or the sale price that we are able to charge. Historically, there have been relatively few companies competing with us for rental or development property acquisitions. Actually, it is a very atomized market, with no big players, so there is no important competitor. We own Santa Maria del Plata and Puerto Retiro, two unique waterfront land reserves by the city of Buenos Aires which are yet not developed, but don't have competition. However, additional companies, including foreign companies, may become active in the real estate acquisition and development markets in Argentina, as well as in the markets outside of Argentina in which we participate, in the future.

     We own three five-star hotels in Argentina which are managed through strategic alliances by international operators such as Sheraton Overseas Management Corporation, Inter-Continental Hotels Corporation and the local operator Compania de Servicios Hoteleros S.A., which manages the Hotel Alvear. The Hotel Llao Llao is unique for his landscape and beauty and is well known around the world. Our other two hotels, that is, Hotel Inter-Continental and Hotel Sheraton Libertador, are located in the city of Buenos Aires and concentrate the 24% of the total available rooms for this five-star hotel category. The following table shows the breakdown of five-star hotels in the city of Buenos Aires as of June 30, 2002:

                                                               REVENUE
                                  NUMBER OF    OCCUPANCY      GENERATION   AVERAGE DAILY RATE
               HOTEL               ROOMS          RATE         INDEX (1)          IN US$         YIELD RANKING
      Caesar                        170           49%            0.77             97.4                1
      Marriot Plaza                 325           44%            0.98             110.9               2
      Sheraton Libertador           203           43%            0.91             106.4               5
      Sheraton                      742           43%            1.09             124.8               4
      Intercontinental              312           39%            0.82             95.4                6
      Hilton                        421           44%            1.55             157.3               3
      Total/average                2173           43%             1               115.4

-----------------
     (1) The revenue generation index is the relative participation of the Revpar (revenue per available room) of each hotel with respect to the average of the market.

     In the shopping center sector we compete through APSA. Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the city of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

     The following table shows the breakdown of the main owners and operators of shopping centers in Argentina:

                                                                                          % OF NATIONAL
                                                        GROSS LEASABLE                     GROSS LEASABLE
             COMPANIES                  LOCATION (1)         AREA            STORES           AREA (2)        STORES (2)
             ---------                  ------------         ----            ------           --------        ----------
                                                                                                (%)               (%)
APSA
Alto Avellaneda..................     GBA                47,627                 155              4.3              4.1
Abasto Shopping Center...........     CBA                40,746                 182              3.7              4.8
Mendoza Plaza (3) ...............     Mendoza            40,367                 137              3.7              3.6
Paseo Alcorta ...................     CBA                32,161 (5)             124              2.9              3.3
Alto Palermo ....................     CBA                18,129                 155              1.7              4.1
Buenos Aires Design Center (4) ..     CBA                13,404                  66              1.2              1.7
Patio Bullrich...................     CBA                10,872                  89              1.0              2.4
Alto Noa ........................     Salta              18,876                  91              1.7              2.4
                                                         ------               -----            -----             ----
Subtotal.........................                       222,182                 999             20.3             26.4

Cencosud S.A.
Unicenter Shopping...............     GBA                97,300 (5)             314              8.9              8.3
Plaza Oeste Shopping.............     GBA                32,085 (5)             150              2.9              4.0
Quilmes Factory..................     GBA                30,449 (5)              45              2.8              1.2
Lomas Center Shopping............     GBA                36,624 (5)              50              3.3              1.3
San Martin Factory...............     GBA                24,516 (5)              33              2.2              0.9
Parque Brown Factory Outlet......     GBA                23,392 (5)              44              2.6              1.2
Las Palmas Pilar.................     GBA                34,819 (5)              30              3.2              0.8
Jumbo Palermo Centro Comercial...     CBA                33,220 (5)              40              3.0              1.1
El Portal de la Patagonia........     GBA                39,957 (5)              40              3.6              1.1
El Portal de Escobar.............     GBA                38,088 (5)              30              3.5              0.8
                                                         ------             -------         --------          -------
Subtotal.........................                       395,450 (5)             776             36.1             20.5

Maccarone S.A.
Showcenter Norte.................     GBA                39,688                  19              3.6              0.5
Showcenter Haedo.................     GBA                24,644                  40              2.3              1.1
                                                         64,332                  59              5.9              1.6
Manfisa/Ingotar
Boulevard Shopping...............     GBA                15,800                 120              1.4              3.2
Patio Olmos......................     Cordoba            10,608                 104              1.0              2.8
Subtotal.........................                        26,408                 224              2.4              5.9

Other Operators..................                        86,797               1,721             35.3             45.6
                                                        --------         ----------          --------          ------

Totals...........................                     1,095,169               3,779            100.0            100.0

     -------------

     (1) "GBA" means Greater Buenos Aires and "CBA" means the city of Buenos Aires.

     (2) Percentage of the total shopping centers in Argentina. Sums may not total due to rounding.

     (3)  APSA owns directly a 18.9% interest in this property.

     (4) APSA owns directly a 51% interest in the company which operates the concession of this property.

     (5) Includes gross leasable area occupied by supermarkets and hypermarkets.

     Sources:  Argentine Chamber of Shopping Centers and APSA.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

     The following is a discussion of our investment objectives and policies, financing policies and policies with respect to certain other activities. These policies may be amended or revised from time to time at the discretion of our Board of Directors without the approval of our stockholders.

     Our principal activities consist of:

     o the acquisition and development of residential properties primarily for sale,

     o the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes,

     o the acquisition, development and operation of shopping center properties,

     o    the acquisition and operation of luxury hotels, and

     o the acquisition of undeveloped land reserves for future development or sale.

     Our strategy is to increase our cash flow, revenues and asset value through the continuous expansion of our diversified portfolio of properties and assets by means of the purchase, development and operation of real property, either individually or in association with third parties, in all our business segments.

     Offices. We intend to purchase, develop and operate class A office buildings, in the principal office areas of Buenos Aires and in other strategic areas, with attractive returns and capital appreciation potential. We believe that large Argentine and multinational companies will continue to show a growing demand for class A offices, to the extent that their business continues to expand in Argentina and Latin America, which, in turn, will further encourage the shift from the traditional midtown office area to other more modern areas with better access and more convenient spaces. We have managed to create a top-quality tenant base.

     Shopping Centers. Through our subsidiary APSA, we seek to become a leader in the shopping center industry in Argentina through the consolidation of our operations, new developments in strategic points of Buenos Aires and other large cities of Argentina, and the purchase of the principal shopping centers. The main growth engines of the shopping center industry are: (i) the increase in the consumption of goods capable of being sold in shopping centers; (ii) the change in buying habits, abandoning shopping at street-level retail stores; and (iii) the relatively low level of market penetration of shopping centers in Argentina as compared to many developed countries, which implies a significant growth potential in the long term. APSA has been able to improve the operating margins of its shopping centers by consolidating its administration, which has enabled it to capitalize on operating synergies, scales of economy and marketing and promotion opportunities.

     Residential Properties. We have benefited from the increased financing available for the purchase of houses and the better transportation infrastructure from the center of the cities towards suburban areas. In urban areas, we seek to purchase undeveloped properties strategically located in densely populated areas for the development of apartment complexes that offer recreational "green areas", sports facilities and security services. In suburban areas, we seek to purchase undeveloped properties close to Buenos Aires in order to build residential neighborhoods, and, subsequently, sell the land for construction of houses after the installation of the basic infrastructure by us.

     Hotels. We intend to purchase first-line hotels, whenever opportunities arise, and to delegate their operation to first-level hotel operators in order to capitalize on their operating experience, international networks and marketing agreements so as to take advantage of the benefits derived from the growing flow of tourism and trade.

     Land Reserves. We continue to acquire undeveloped lands and properties strategically located inside and outside the city. In all cases, the objective is to acquire lands with potential for development and appreciation for their subsequent sale. We consider that having a reserve of lands will enable us to have wide supply of properties for the development of new projects and will create a barrier against potential competitors.

     We may change our current policy regarding any of these activities without the need for a vote from the securities holders.

     Throughout the past three years the rental of office and retail properties have been our main activities, whereas the acquisition and development of residential properties for sale and the operation of luxury hotels have become secondary activities as a result of the economic recession. We have made no acquisitions of undeveloped land reserves during this period.

     Going forward, we expect to continue to focus on rental activities of both office and retail space as main activities, while we believe we will not continue with the development of residential properties for sale until we see clear signs of a recovery in the Argentine economy. The operation of luxury hotels will probably remain a secondary activity.

     Historically, the acquisition of undeveloped land reserves has been the only activity in which the main objective was to obtain capital gains, while the rest of our business segments are mostly income producing activities. Nevertheless, in the past, we have sold, and we expect to continue selling in the future, properties which belong to other business segments, with the intention of producing a capital gain.

     We originate mortgage loans to stimulate the sale of units within our development projects. Most of this mortgage portfolio was sold in December 2001, but we have granted a small number of new loans subsequent to that date.

     We may purchase rental properties for long-term investment or sell such properties, in whole or in part, when it is advisable according to the circumstances. In addition, we may purchase properties for development and sale in whole or in part when it is advisable according to the circumstances. We do not have a policy with respect to particular holding periods for our properties and may dispose of them in whole or in part at any time we deem appropriate. We have and may continue to invest in real estate through subsidiary corporations or participate with other Argentine or foreign entities in property ownership through strategic alliances or other types of co-ownership entities that we may or may not control. We currently contemplate acquiring additional properties located in Argentina and other countries in Latin America through strategic alliances.

     In the past, we have not invested in mortgage pools nor have sold or transferred to third parties our loans secured by mortgages pursuant to our seller financing programs for purchasers of units in our development properties. However, in light of the recent development of the legal framework for the secondary market for mortgages in Argentina, there can be no assurance that we will not engage in this type of transaction in the future.

     We have in the past and may in the future make secured loans to third parties in connection with our real estate operations.

     We have not in the past and do not plan in the future underwrite securities of other issuers. We do not have an established policy regarding the investment in the securities of other issuers for the purpose of exercising control or relating to offers of securities in exchange for property. We may periodically decide to repurchase or otherwise reacquire our shares or other securities.

REGULATION AND GOVERNMENT SUPERVISION

     LEASES

     Argentine Law imposes certain restrictions on landlords, including:

     o    the prohibition of lease agreements that adjust prices for inflation;
          and

     o the imposition of minimum three-year lease terms for retail property, except in the case of stands and/or space for special exhibitions.

     Although our lease agreements are U.S. dollar-denominated, Decree No. 214 and Decree No. 762 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002 resulting from agreements governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

     o    the obligations are to be paid in Pesos at the exchange rate of Ps.
          1.00 = US$ 1.00 plus the CER for commercial leases or beginning on October 1, 2002, the Coeficiente de Variacion de Salarios, ("CVS",) for residential leases; and

     o if for the application of this provision the value of the installment were higher or lower to the value at the moment of the payment, any of the parties could require an equitable adjustment of the price. If in the event the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case.

     In addition, there are currently conflicting policies and judicial decisions as to whether rent may be increased during the term of a lease. For example, certain sections of the Convertibility Law prohibit lease agreements that adjust rents for inflation based on an official index such as the Argentine Consumer Price Index or Whole Price Index. Most of our leases contain rent escalation clauses. However, they are not based on an official index. Generally, the rent escalation clause in our lease agreements increases the Base Rent between 4% and 7% annually.

     To this date, no tenant has filed a judicial action or used in court an argument against us based on the existence of the escalation clause, but no assurance can be given that such actions will not be taken in the future, which if they prevail could materially and adversely affect us.

     Under the Lease Law, lease terms may not exceed ten years, except for the leases regulated by Law No. 24,441, which provides that leases containing a purchase option (leasing inmobiliario), are not subject to term limitations. Generally, our lease agreements vary from 3 to 10 years.

     Since May 28, 1997, Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent, if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

     Argentine Law permits, with certain exceptions, the parties to a lease agreement to define freely their rights and obligations thereunder. However, in the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine Government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited the eviction of tenants even for failure to pay rent. These regulations discouraged both property rental and the construction of new housing.

     While current Argentine government policy discourages Argentine government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine Government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income.

     While Argentine civil procedure permits a summary proceeding to collect unpaid rent and a special procedure to evict tenants, historically, the heavy workload of the courts that hear these matters and the existence of numerous procedural steps required have tended to delay efforts of lessors to evict tenants.

Moreover, the lessor must provide written notice to the tenant at least ten days prior to commencing the eviction proceedings.

     Despite the amendment of the Argentine civil procedures code by which the lessor may, through a security interest, obtain the immediate eviction of the tenant, eviction proceedings generally took from six months to two years from the date of filing of the suit to the time of actual eviction. However, historically we have generally attempted to negotiate with defaulting tenants the termination of lease agreements in order to avoid legal proceedings.

     The Public Emergency Law, as amended by law 25,640, suspended for the term of 270 days from the enactment of that law the auction of the debtor's property or the property used by the debtor for production, service rendering or trade activities and the enforcement of precautionary measures resulting in the divestiture of property used by the debtor. Although the period of 270 days has expired on November 15, 2002, we cannot assure you that the Argentine government would not concede debtors a new extension of the suspension of the foreclosures causing longer delays for the collection of the defaulting rent of our tenants.

     DEVELOPMENT AND LAND USE

     Buenos Aires Urban Planning Code. Our real estate activities are subject to various municipal zoning, building and environmental regulations. In the city of Buenos Aires, where the vast majority of our real estate properties are located, the Buenos Aires Urban Planning generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city's urban landscape policy. The regulatory body of the Urban Planning Code is the Secretary of Urban Planning of the Government of the city of Buenos Aires.

     Buenos Aires Building Code. The Buenos Aires Building Code complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services of architectural plans for review, to assure compliance therewith.

     We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

     SALES AND OWNERSHIP

     Real Estate Installment Sales Act. The Real Estate Installment Sales Act Law No. 14,005, as amended, imposes a series of requirements on contracts for the sale of subdivided lots of land when the sales price is paid in installments and the deed is not conveyed until final payment. The provisions of this law require, among other things,

     o the registration of the sale in the Real Estate Registry corresponding to the jurisdiction of the property, provided that such property is free and clear of all liens and encumbrances, and

     o the registration of any contract with the Real Estate Registry within 30 days of execution.

     Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act. In the event of a dispute over title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the installment sales contract prevails.

     Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

     After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property.

     Consumer Protection Act. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the formation and execution of contracts.

     The Consumer Protection Act aims at preventing certain potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass market economy where standard form contracts are widespread.

     For that reason, the Consumer Protection Act deems void and unenforceable certain contractual provisions in consumer contracts, including: (i) warranty and liability disclaimers, (ii) waiver of rights, and (iii) changes of the burden of proof. In addition, the Consumer Protection Act imposes fines to induce compliance from sellers.

     The Consumer Protection Law defines consumers or users, as the individuals or legal entities that contract for a price for final use or their own benefit or their family or social group:

     (a) the acquisition or hiring of personal property things;

     (b) the supply of services;

     (c) the acquisition of new real estate bounded to housing, including lots of land acquired with the same intent, when the offer is public and directed to undetermined persons.

     It also establishes that they will not be considered consumers or users, those who acquire, store, utilize or consume goods or services to integrate them into a production, transformation, commercialization or supplying to third parties process.

     In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

     It is excluded from the application of the Consumer Protection Law:

     (a) the services supplied by liberal professionals that require a registration with professional bars officially recognized or by another authority (nevertheless, they are included the advertising done for its offering); and

     (b) the contracts over used assets, executed between consumers.

     The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospects, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

     With regard to services, the Consumer Protection Law establishes that those who supply services of any nature are obliged to respect the terms, conditions, and other circumstances according to which they have been offered, published or accepted.

     Buildings. Buildings Law No. 19,724, as amended, establish a regime for the construction of buildings for later subdivision into strata title. Under this law, developers must inform potential purchasers of the future existence of a strata regime or co-proprietorship proposal, as well as of all sale conditions, and the size of each unit in relation to the whole.

     Unit sales subject to the pre-strata title regime must be registered with the Real Estate Registry.

     The owner of the property subject to pre-strata title regulations may not take out a mortgage on the property without the consent of the purchasers of individual units unless expressly stipulated in the purchase contract. In addition, the owner must inform such purchasers of the conditions of the mortgage, which may not retroactively affect contracts previously signed.

     This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers.

     Mortgage Regulation. The Argentine Civil Code of 1871, as amended, regulates mortgages both as a contract and as a right over property. There are no special provisions in the Civil Code aimed at protecting mortgagors. Nevertheless, any agreement entered into by a mortgagor and a mortgagee at the time of execution of a mortgage contract or prior to the default of the mortgagor allowing the mortgagee to recover the property without a public auction of the property will not be enforced by the courts as contrary to Argentine public policy.

     In an attempt to facilitate the development of a strong secondary market for mortgages, Law No. 24,441, enacted in 1995, establishes a new alternative proceeding to collect unpaid amounts secured by a mortgage. The new rules introduced by Law No. 24,441 are aimed at overcoming the difficulties and delays of the traditional summary proceeding still in effect.

     Until the enactment of Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a summary proceeding regulated by the Code of Civil and Commercial Procedure. The heavy caseload on the courts that hear such matters usually delays the summary proceeding, which currently takes an average of 12 months to complete.

     Chapter V of Law No. 24,441 institutes a new procedure which may expedite collection of unpaid amounts secured by a mortgage. To be applicable, the new rules, which allow an out-of-court auction, need to be expressly agreed to by the parties in the mortgage contract.

     Currently, we include in our mortgages a clause enabling the enforcement of Law No. 24,441. However, there can be no assurance that such collection provisions will accelerate the recovery of unpaid amounts under mortgage guarantees.

     On the other hand, the Public Emergency Law, as amended established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement including the enforcement of mortgages and pledges, regardless of its origin. Although the period of 270 days has expired on November 15, 2002, we cannot assure you that the Argentine government would not concede debtors a new extension of the suspension of the foreclosures causing longer delays for the collection of the defaulting rent of our tenants.

     Most mortgages executed by us provide that we are empowered to declare the anticipated expiration of the loan upon non-payment of an installment. This enables us to recover the unpaid amounts through the sale of the relevant property pursuant to the Code of Civil and Commercial Procedure of Argentina or Law No. 24,441.

     Pursuant to the Argentine law, fees and expenses related to collection procedures must be borne by the debtor, and the proceeds from any auction of the property may be used for the settlement of such obligation.

     Although our mortgages are U.S. dollar-denominated, Decree No. 214 and Decree No. 762 that amend the Public Emergency Law provides that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

     o    the obligations are to be paid in Pesos at the exchange rate of Ps.
          1.00 = US$ 1.00 plus the CER for loans granted for the acquisition of commercial properties guaranteed by mortgages or, beginning on October 1, 2002, the CVS (, coefficient reflecting variations in the salaries elaborated and published by the INDEC for loans granted for the acquisition of residential properties; and

     o if for the application of this provision, any of the parties could require an equitable adjustment of the price. If the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case.

     Protection for the Disabled Law. Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by mobility impaired individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided.

     Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility impaired individuals.

     Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility impaired individuals, are excepted from the fulfillment of these requirements.

     The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Differential architectural requirements refer to pathways, stairs, ramps and parking spaces.

     Antitrust Law. Antitrust Law No. 25,156 prevents antitrust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentrations.

     According to such law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls a company, are considered economic concentration.

     Whenever an economic concentration involves a company or companies (i) which hold 25% or more of the relevant market or (ii) which accumulated sales volume exceeds approximately Ps. 200 million in Argentina or Ps. 2,500 million worldwide, then the respective concentration should be submitted for approval to the National Antitrust Commission.

     The request for approval may be filed, either prior to the transaction or within a week after its completion.

     Because the consolidated annual sales volume of APSA and IRSA exceeds Ps. 200 million, we should give notice to the National Antitrust Commission of any transaction referred in the Antitrust Law.

     Currently, we have no transaction required to be notified. Compliance with the Antitrust Law provisions does not affect our ongoing business.

     Hotel Regulatory Issues. The Hotel Regulation Act Law No. 18,828 enacted on November 6, 1970, as amended creates The National Registry of Hotels in which certain hotels may be registered. Our hotels are required to meet certain conditions with respect to facilities, services and employees.

     PROPERTY AND TRANSFER TAXES

     Value Added Tax. Under Argentine law, the sale of improved real estate by a constructor is taxable at a rate equal to 21% of the sale price (excluding the value of the land). A lower rate has been set at 10.5% for construction meant for housing. This value added tax is not applicable to the real estate leased by the constructor for periods greater than three years.

     Tax on Gross Income. A local transfer tax is imposed on the sale price of real property (including the land) located in the City of Buenos Aires at a rate equal to 1.5% when the seller is the constructor of the property, and 3% when the seller is not the constructor. For properties located in the province of Buenos Aires the rate is equal to 2.5% when the seller is the constructor of the property, and 3% when the seller is not the constructor. Nevertheless, in 1993, most of the provinces and the federal government concluded an agreement that repealed the turnover tax for construction of real estate. Each jurisdiction establishes conditions for the exemption to apply. For example, the city of Buenos Aires only considers this activity exempt when construction takes place within the city's boundaries. This tax is not applied to the sale of certain low priced real estate properties by its constructor, when the property is located in the city of Buenos Aires.

     Stamp Tax. This is a Federal Tax that the 23 provinces and the city of Buenos Aires collect based on similar rules regarding subject matter, tax base and rates. In general, this tax is levied on acts validated by documents, e.g. acts related to the constitution, transmission, or expiry of rights on real estate, contracts for renting real estate, contracts for sales of stock and company shares, public deeds relating to real property, etc.

     Decree 114/93 repealed this tax in the city of Buenos Aires (federal district), with one exception. It refers to public deeds for the transfer of real estate, or for any other contract whereby the ownership of real property is transferred. The purchase/sale of real estate done through public deed is not taxable if the real estate is to be used for housing.

     o    In the city of Buenos Aires the Tax rate is 2.5 %

     o In the province of Buenos Aires, the tax rate is 4% in case of public deed of transfer of real estate.

     The purchaser is exempt when the real estate is acquired for unique, familiar and permanent housing if the fiscal valuation does not exceed the amount established by law.


     INHERITANCE AND GIFT TAXES

     Presently inheritance and gift taxes are not levied in Argentina.

C. ORGANIZATIONAL STRUCTURE

     The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2002.

                                                                                                         PERCENTAGE OF
                                                  COUNTRY OF                PERCENTAGE    PERCENTAGE OF  OUR TOTAL NET
        SUBSIDIARY          ACTIVITY             INCORPORATION              OWNERSHIP     VOTING POWER      REVENUES
        ----------          --------             -------------              ---------     ------------      --------
Palermo Invest              Investment            Argentina                   66.7%          66.7%           0.0%
Inversora Bolivar           Real Estate           Argentina                   66.7%          66.7%           10.1%
Ritelco                     Investment            Uruguay                     100%           100%            0.0%
IRSA Telecomunicaciones     Investment            Netherlands Antilles        49.4%          49.4%           0.0%
APSA                        Shopping Centers      Argentina                   49.7%          49.7%(1)        37.6%


     (1) Pursuant to a voting agreement subscribed, Goldman Sachs granted us, subject to certain conditions, rights to vote the shares held by Goldman Sachs in APSA for a period of ten years.

     The following is our organizational chart and our principal subsidiaries as of June 30, 2002:

------------------------------------------------------------------------------------------------------------------------------------
                                             IRA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
------------------------------------------------------------------------------------------------------------------------------------

            |      |             |                   |  67%             |               100% |
            |      |             |                   |                  |                    |
            |      |             |             ---------------          |             ---------------
            |      |             |                 Palermo              |                 Ritelco    -----|
            |      |             |                 Invest               |             ---------------     |
            |      |             |             ---------------          |                                 |
            |      |             |                   |                  |                                 |
LEGAL       |      |             |                   |  100%            |                                 |
ENTITIES    |      |             |             ---------------          | 49.7%                           | 49%
            |      |             |                 Inversora       --------------                  -----------------
            |      |             |                  Bolivar            APSA                             IRSA
            |      |             |             ---------------     --------------                  Telecommuniciones --------------|
            |      |             |                   |                  |                          -----------------               |
            |      |             |                   |                  |                                                          |
....................................................................................................................................|
            |      |             |                   |                  |                                                          |
ASSETS      |      |             |           |-----------|  |----------------------------------------------------------            |
            | 100% |             |           |  100% |   |  |    100%   |           | 51%             | 19%            | 80%       |
-----------------  |             | ----------------- |   |  | ---------------- ---------------- ---------------- ----------------  |
Office Buildings   |             | Office Buildings  |   |  | Shopping Centers Shopping Centers Shopping Centers  Credit Card      |
-----------------  |             | ----------------- |   |  | ---------------- ---------------- ---------------- ----------------  |
Libertador 498     |             | Intercontinental  |   |  | Alto Palermo     Buenos Aires     Mendoza                            |
Madero 1020        |             |    Plaza          |   |  | Paseo Alcorta    Design           Plaza               Tarshop        |
Reconquista 823/41 |             |                   |   |  | Alto Avellaneda                                                      |
Maipu 1300         |             |  Others           |   |  |                                                                      |
Suipacha 652/664   |             |                   |   |  | Abasto                                                               |
Others             |             |                   |   |  | Patio Bullrich
                   |             |                   |   |  | Alto Noa                                                             |
-----------------  |             | ----------------  |   |  | ---------------- ---------------- ---------------- ----------------  |
                   |             |                   |   |  |                                                                      |
                   |             |                   |   |  |--------------------------|                                  |--------|
                   |      |----------|               |   |  |    76% |             50% |                                  |
                   |      | 50%      | 50%      50%  |   |  | ----------------- --------------      --------------   --------------
                   | ---------- ----------  -----------  |  |      Internet        Internet            Internet         Internet
                   |   Hotel     Hotel       Hotel       |  |     Companies       Companies           Companies        Companies
                   | ---------- ----------  -----------  |  | ----------------- --------------  98% --------------   --------------
                   |  Llao      Libertador  Inter-       |  | Alto Invest S.A.   E-Commerce   ------ Altocity.com     Alternativa
                   |  Llao                  Continental  |  |                    Latina S.A.                            Gratis
                   | ---------- ----------  -----------  |  |                                                         Red
                   |                                     |  |                                                           Alternativa
                   |                                     |  | ----------------- --------------      --------------   --------------
                   |                                     |  |
                   |                                     |  --------------------------------------------------------|
                   |                                     |                                                          |
                   |                         |--------------------------------------------------|                   |
                   |                         |               |                  |               |                   |
      |--------------------------------------|--|----------------|--|           |               |       100% |--------------|
      | 100%       |  100%       | 100%   50%|  | 50%        50% |  | 50%       |               | 100%       |              | 100%
------------  -------------  -----------  ---------------  --------------  --------------  ------------ ------------ --------------
Apartments    Land Reserves  Residential   Residential      Land Reserves   Land Reserves  Apartments   Apartments    Land Reserves
                             Apartments    Apartments
------------  -------------  -----------  ---------------  --------------  --------------  ------------ ------------ --------------
Torres        Puerto Madero  Villa         Abril             Pereiraola     Puerto Retiro  Alto Palermo Torres de      Caballito
   Jardin     Caballito        Celina                                          (50%)         Park         Abasto       Others
Concepcion    Santa Maria                                                   Others (100%)  Others
   Arenal       del Plata
              Others
------------  -------------  -----------  ---------------  --------------  --------------  ------------ ------------ --------------

[] Legal Entities [] Office & Rental Properties [] Shopping Centres [] Hotels [] Developments [] Internet Companies [] Credit Card

Footnote: All participants reflect percentage of total capital. Percentages have been rounded.

In February, 2002 we sold all of our participation in Brazil Realty.


D. PROPERTY.

     As of June 30, 2002, most of our property, consisting of rental properties in the office and retail real estate sectors and development properties primarily in the residential real estate sector, were located in Argentina. We lease our headquarters, located at Bolivar 108, C1066AAD Buenos Aires, Argentina, pursuant to two lease agreements that expire on June 30, 2007. We believe that all our facilities are adequate for our present needs and suitable for our intended purposes.

     The following table sets forth certain information about our properties that are held in fee:

                                                        OUTSTANDING                       BALANCE DUE AT
    HELD IN FEE        ENCUMBRANCE       LOCATION    PRINCIPAL AMOUNT    MATURITY DATE       MATURITY            RATE
    -----------        -----------       --------    ----------------    -------------       --------            ----
                                                       (Ps. million)                          (Ps.)
Santa Maria del                       City of
  Plata..........    Mortgage         Buenos Aires         1.5          November 2003          0.7         Libor 1 Y
Sheraton                              City of                                                              Libor 3M +
  Libertador (1).    Mortgage         Buenos Aires         42.8         January 2006           23.9        401/476 bps

--------------

     (1) In January 2001 our subsidiary Hoteles Argentinos, owner of 100% of the Sheraton Libertador, obtained a loan from Bank Boston N.A. for US$
          12.0 million. This loan is due in January 2006 with interest being payable quarterly at LIBOR plus a spread ranging between 401 and 476 basis points, depending on the value of certain financial ratios.


     We do not currently lease any material properties other than our headquarters.

INSURANCE

     We carry liability and fire insurance with respect to all of our properties. Such insurance policies have specifications, limits and deductibles customary for the community where the property is located. We believe that the insurance coverage for our properties is adequate.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. CONSOLIDATED OPERATING RESULTS

     The following Operating and financial review and prospects should be read together with Item 3: "Key Information--Selected Financial Data" and our Financial Statements appearing elsewhere in this annual report. This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words "expects", "anticipates", "intends", "believes" and similar language. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many risk factors, including those set forth elsewhere in this annual report.

     For purposes of the following discussion, unless otherwise specified, references to fiscal years 2002, 2001 and 2000 relate to the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

     We maintain our financial books and records in Pesos and prepare our Financial Statements in conformity with Argentine GAAP and the regulations of the Comision Nacional de Valores. See Note 19to the Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income and total shareholders' equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

     The report of our independent accountants, PricewaterhouseCoopers, Buenos Aires, Argentina, on our consolidated financial statements for the year ended June 30, 2002, issued in connection with this annual report, includes an explanatory paragraph stating that, we were negatively impacted by the continued deterioration of the Argentine economy, the Argentine Government adoption of various economic measures and by the devaluation of the Peso. These factors raise substantial doubt about our ability to continue as a going concern. Management's plans in regard to these matters are described in the notes to our consolidated financial statements - Note 2 "Argentine economic situation and its impact on the Company's economic and financial position". Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Investors in IRSA should review carefully the report of PricewaterhouseCoopers, Buenos Aires, Argentina. There can be no assurance that we will be able to continue as a going concern. See "Risk Factors--Factors related to our business."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

     o    proportionate consolidation;

     o    revenue recognition;

     o    rental property depreciation;

     o    provision for allowances and contingencies; and

     o    impairment of long-lived assets.

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

     PROPORTIONATE CONSOLIDATION

     The consolidated statements of income were prepared on a proportionate consolidation basis. As from July 1, 1996, we have used the "proportionate-consolidation method" of accounting for our investments in which we exercise control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. All notes to our consolidated financial statements relating to income-statement items have been also prepared on a proportionate consolidation basis. We calculate the proportionate-consolidation method by applying our percentage ownership interest to the historical financial statements of our equity method investments. We consider this method more appropriately reflect our results of operations and the integration of our core businesses. The use of the proportionate-consolidation method has been approved by the Argentine Comision Nacional de Valores.

     Although the use of the proportionate consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of our consolidated statements of income, it does not impact our consolidated shareholders' equity or net earnings. Note 14 to our audited financial statements presents our statements of income for the three years in the period ended June 30, 2002 reporting (i) the jointly-controlled investments accounted for by the equity method, with the earnings or losses included as earnings or losses from equity investments, and
(ii) minority interest in earnings or losses of controlled subsidiaries.

     REVENUE RECOGNITION

     We primarily derive our revenues from domestic and international office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. The proportionate consolidation method has not been used for balance sheet and cash flows purposes. This section reflects our revenue recognition policies and those of our controlled and jointly-controlled subsidiaries. All revenues are stated net of taxes levied on sales.

     Development and sale of properties. We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements by advancing us approximately 5% of the purchase price and agreeing to advance an additional 20% of the purchase price in equal installments over an agreed upon construction period. The balance of the purchase price is due upon delivery of the constructed and completed unit.

     Construction of such residential development properties is done pursuant to "turn-key" contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

     We record revenue from the sale of properties when all of the following criteria are met:

     o    the sale has been consummated;

     o there is sufficient evidence of the buyer's initial capacity and commitment to pay for the property;

     o    our receivable is not subject to future subordination; and

     o we have transferred to the buyer the risk of ownership, and do not have a continuing involvement in the property.

     We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

     The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

     Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

     Leases and services from office and other buildings. Leases with tenants are accounted for as operating leases. Tenants are charged a base rent on a monthly basis. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

     Leases and services from shopping center operations. Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant's monthly gross retail sales which generally ranges between 4% and 8% of tenant's gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant's base rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

     Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

     Generally, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

     We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

     Credit card operations. Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

     Hotel operations. We recognize revenues from our rooms, catering, and restaurant facilities as earned on the close of business each day.

     International operations. On February 28, 2002, we sold all of our interest in Brazil Realty, a company operating in Brazil, whose business primarily comprises the same type of operations conducted by us in Argentina.

     All revenues are state net of taxes levied on sales.

     RENTAL PROPERTY DEPRECIATION

     We compute depreciation using the straight-line method over an estimated useful life of 50 years for buildings, ten years for facilities and five years for furniture and other equipment, all of which are judgmental determinations. These determinations may prove to be different than the actual life of the properties.

     PROVISION FOR ALLOWANCES AND CONTINGENCIES

     We provide for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

     We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and our lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect our future results of operations and financial condition or liquidity.

     IMPAIRMENT OF LONG-LIVED ASSETS

     We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. Impairments are allocated to the results of the period. The reposition value is mainly determined using independent appraisals or projections of future cash flows. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. We determine the fair market value primarily using independent appraisals and utilizing anticipated cash flows discounted at a rate commensurate with the risk involved.

     We believe that the accounting estimate related to asset impairment is a "critical accounting estimate" because:

          1. it is highly susceptible to change from period to period because it requires company management and/or independent appraisers to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices; and

          2. because the impact that recognizing an impairment would have on assets reported on our balance sheet as well as on the results of our operations could be material. Independent appraisals about future sales prices and future vacancy rates require significant judgment because actual sales prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

     We reviewed our assets related to Development and sales of properties, Office and others and Hotel segments for impairments as of June 30, 2002, due to the continued deterioration of the Argentine economy and the Argentine Government's adoption of economic measures that could affect our future revenues. Assets related to those three segments represent approximately 95% of our total long-lived assets. As mentioned in our consolidated financial statement as of June 30, 2002 we accounted for an impairment since the independent appraisals of the assets described in Notes 4.c.(iii), 4.d. and 4.e. were less than their recorded values.

     Valuation of office and retail buildings was performed according to the Rent Value Method. We calculated discount rates considering each property's location, competition in its market, its historical vacancy rates and cash flow. The average discount rate we used was 15%, the average price per square meter was Ps. 26.7, approximately US$ 7.2 and the average vacancy rate was 13.8%. The performance of a sensitivity analysis which reduced prices per square meter by 5.0% and increased the average vacancy rates to 16.6%, resulted in an increased impairment accounted for as of June 30, 2002 equal to Ps. 23.7 million.

     We used the open market method for the valuation of the land reserve and non current inventories. In the January - June period there were no significant real estate transactions in the market due to the complicated Argentine macroeconomic scenario and to the restrictions on cash transactions imposed by the Duhalde Administration; thus, no reference values for this kind of transactions could be used. For this reason, the valuation performed by an independent international appraiser engaged by us was based on historical market values which were forward projected to the current date to obtain the present value. This projection considered the recent devaluation of the Argentine Peso and was inflation adjusted. It is worth noting that despite the fact that the real estate market is usually among the hardest hit in times of economic turmoil, big extensions of urban land suffer a relatively lower deterioration due to their scarcity and its safe haven feature. The sensitivity analysis considering a 10% price reduction, results in an increased impairment accounted for as of June 30, 2002 equal to Ps. 22.0 million.

     The above-mentioned impairment amounts to a loss of Ps. 45.7 million which affects the Balance Sheet lines "Non Current Investments--Parcels of Undeveloped Land--", "Non Current Inventories" and "Fixed Assets--Properties--", reducing the value of our total assets by approximately 8.2%. This impairment would have resulted in a net loss of 9.1% for the year ended June 30, 2002.


VARIABILITY OF QUARTERLY RESULTS

     A principal source of our revenue is rental income derived from leases of office and retail properties and sales of developed properties. Nevertheless, our historical revenues have varied from period to period depending upon the timeliness of sales of properties. No assurance can be given that our period to period results of operations will not continue to vary as a result of periodic property sales.


OVERVIEW

     As described below, economic and political factors affecting Argentina as well as changes in interest rates and foreign currency have a substantial impact on our financial performance.

     EFFECT OF RECENT DEVALUATION AND ECONOMIC CRISIS ON US

     All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to a four-year-old recession, the Argentine economy has deteriorated sharply.

     The rate of gross domestic product growth of Argentina dropped to a negative 5% during the first two quarters of 2001 and fell a further 16% during the first quarter of 2002. In May 2002, unemployment rate rose to 22%. Other relevant economic indicators have not been showing signs of recovery. In conclusion, the economic crisis, the lower level of activity in the Argentine economy and the increase in the unemployment rate during the period have detrimentally affected our profitability.

     On December 23, 2001, President Adolfo Rodriguez Saa declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified this decision. On January 7, 2002, the National Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the Executive Branch announced the devaluation of the Peso with the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$
1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This new legislation is expected to have a material adverse impact on our financial position and the results of our operations. Our Board of Directors is currently analyzing the impact of the new legislation and has begun conversations with our creditors for renegotiations of existing agreements. Additionally, we will initiate negotiations with tenants regarding the terms of our lease agreements as called for in the new legislation.

     As described above, economic and political factors affecting Argentina as well as changes in interest rates and foreign currency have a substantial impact on our financial performance. We have been negatively impacted by the continued deterioration of the Argentine economy, the Argentine government's adoption of the economic measures summarized above and the devaluation of the Argentine Peso. During fiscal year 2002, we suffered a net loss of Ps. 499.6 million and as of June 30, 2002, we have a working capital deficiency of Ps. 469.8 million. Due to the continuing effects of economic recession, the unavailability of financial credit and the succession of recent economic measures adversely affecting the normal operations of the banking and payments system, we were unable to make the schedule payments upon maturity of our floating rate notes and our syndicated credit facility. Our management has already been able to regulate this situation and restructure our debt on a long term basis and at lower interest rates.

     EFFECTS OF INFLATION

     From 1997 until the end of year 2001, policies adopted by Argentine government have substantially reduced the level of inflation. Therefore, during that period, inflation did not affect our financial condition and results of operations. Nevertheless, inflation increased substantially during the ten months ended October 31, 2002. The following are annual inflation rates' figures published by the Ministry of Economy of Argentina:

Year ended June 30        Consumer Price Index         Wholesale Price Index
------------------        --------------------         ---------------------
       1997                           0.9%                          0.1%
       1998                           1.1%                         -1.9%
       1999                          -1.4%                         -5.3%
       2000                          -1.2%                          4.4%
       2001                          -0.3%                         -1.6%
       2002                          40.0%                        123.5%


     The Public Emergency Law authorizes the executive branch to establish the system which will determine the new exchange ratio between the Peso and foreign currencies, and to approve the corresponding monetary regulations. The devaluation of the Peso by the executive branch creates a significant risk that inflation will increase materially, and we have no means to hedge and protect us from the risks of inflation.

     EFFECTS OF INTEREST RATE FLUCTUATIONS

     Almost all of our U.S. dollar-denominated indebtedness bears variable interest rates. An increase in interest rates would significantly increase our financial costs and materially affect our financial condition and our results of operations.

     EFFECTS OF FOREIGN CURRENCY FLUCTUATIONS

     From April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar. Accordingly, the foreign currency fluctuations were reduced to a minimum level during the fiscal year 2001 and the subsequent interim period.

     The primarily economic change announced by the current Argentine government in January 2002 was the devaluation of the Peso. Most of our lease contracts and a significant portion of our liabilities are denominated in U.S. dollars. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgage receivables, leases and services and other receivables, because many of our customers have Peso-denominated revenue streams and will therefore experience a relative increase in their U.S. dollar-denominated liabilities compared to their Peso-denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar-denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. dollar may adversely affect the U.S. dollar equivalent of the Peso price of our common shares on the Bolsa de Comercio de Buenos Aires, and as a result, are likely to affect the market price of our GDSs in the United States.

OPERATING COSTS AND EXPENSES

     ALLOCATION OF SELLING EXPENSES TO BUSINESS SEGMENTS

     Selling expenses related to the shopping centers, hotels and international segments are directly allocated to such segments because such segments are individually managed and clearly identifiable. The remaining selling expenses are allocated among the development and sale of properties and offices and other non-shopping center rental properties segments, excluding those located in shopping centers, based on the cost center which incurred the selling expense.

     ALLOCATION OF ADMINISTRATIVE EXPENSES TO BUSINESS SEGMENTS

     Administrative expenses (other than those expenses we incurred for the benefit of all the business segments) related to our Shopping Centers, Hotels and International business segments are directly attributable to such segments because such segments are individually managed and are clearly identifiable. Administrative expenses include management fees paid, if any, to the managers of such segments. The remaining administrative expenses are allocated to the different segments, based on the cost center in which they are incurred, as follows: (i) administrative expenses related to all business segments, as those corresponding to the board of directors, are allocated among each segment pro rata on the basis of their respective assets; (ii) administrative expenses incurred by certain departments associated with specific segments are allocated to such segments; and (iii) 70% of the remaining administrative expenses are allocated to the Development and sale of properties segment, and 30% to the Offices and other non-shopping center rental properties segment.

     ALLOCATION OF OTHER EXPENSES AND NET INCOME TO BUSINESS SEGMENTS

     Financial Results, Net. Includes interest income, gain (loss) on financial operations, financing expenses, gain (loss) on exposure to inflation, exchange differences and miscellaneous income (expense) allocable to each segment, as described below:

     Interest income and gain (loss) on financial operations. Only those related to the International, Shopping Center and Hotel segments were separately allocated to such segments, as each of them manage their own financial surpluses. The remaining amounts in this respect have been allocated to "financial operations and others" because they are not directly related to any segment in particular.

     Financing expenses. Concerning the International, Shopping Center and Hotel segments, only the proportional financing expenses incurred in Brazil Realty, Fondo de Valores Inmobiliarios, APSA and Hotels have been considered. The remaining proportional consolidated financing expenses have been apportioned to the Sales and Development, Office and others, Hotel segments and the column headed "financial operations and others " pro rata in the basis of the total assets allocated to each such segment.

     Gain (loss) on exposure to inflation, exchange differences and miscellaneous. These have been allocated to the segments from which they stem.

     Net Income in Affiliated Companies. These have been allocated to the related segments. Regarding the income/loss related to the investments in IRSA Telecomunicaciones and Latin American Econetworks, they have been allocated to "financial operations and others" because they are not related to any segment in particular.

     Other income (Expenses). Only those related to the International, Shopping Center and Hotel segments were separately allocated to such segments. The remaining amounts in this respect have been allocated to "financial operations and others" because they are not directly related to any segment in particular.

     Income tax. The income tax applicable to each segment was separately applied to each such segment.

     Extraordinary loss. The extraordinary loss applicable to each segment was separately applied to each such segment.

     SIGNIFICANT RECENT ACQUISITIONS

     In the last few years, we have grown significantly through a series of acquisitions made directly and/or indirectly, through our subsidiaries. We seek to identify desirable properties for acquisitions which we may acquire in the normal course of business and regularly review our portfolio and from time to time consider and effect the sale of certain properties.

     BUSINESS SEGMENT REPORTING

     We have determined that our reportable segments are those that are based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International, Financial operations and others. The consolidated statements of income were prepared on a proportionate consolidation basis. As from July 1, 1996, we used the "proportionate-consolidation method" of accounting for our investments in which we exercise control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. Accordingly, this section reflects the results of operations of our controlled and jointly-controlled subsidiaries on a proportionate basis.

     A general description of each segment follows:

     Development and sale of properties. This segment includes the operating results of our construction and ultimate sale of residential buildings business.

     Offices and other non-shopping center rental properties. This segment includes the operating results of our lease and service revenues of office space and other non-retail building properties from tenants.

     Shopping centers. This segment includes the operating results of our shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions which consist of commissions and financing income.

     Hotel operations. This segment includes the operating results of our hotels principally comprised of room, catering and restaurant revenues.

     International. This segment includes the results of operations of our equity investments in:

     o    Brazil (which we sold in February 2002) for all periods presented; and

     o Venezuela (which we sold in December 2000) for the period ended June 30, 2001.

     Others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities. For the fiscal year ended June 30, 2002 and 2001, this segment also includes the loss in our equity investees relating to internet, telecommunications and other technology-related activities.

     We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on net segment income. We are not dependent on any single customer.

     The following tables show certain operating data by business activity:

                                               FOR THE FISCAL YEAR 2002 (IN MILLIONS OF PESOS) (1)
                         ------------------------------------------------------------------------------------------------



                          DEVELOPMENT     OFFICES AND                     SHOPPING     HOTEL
                          AND SALE OF        OTHER         INTERNATIONAL   CENTERS     OPERATIONS     OTHERS       TOTAL
                          PROPERTIES     NON-SHOPPING
                                            CENTER
                                             RENTAL
                                          PROPERTIES
                         -------------   -------------   -------------   -----------   ------------  --------  ------------
Sales..................      45.2             34.3           24.8          77.6         29.5            -        211.3
Costs..................     (37.4)           (10.7)         (14.1)        (38.4)       (20.8)           -       (121.4)
Gross profit...........       7.8             23.6           10.8          39.2          8.7            -         90.0
Selling expenses.......      (3.7)            (0.5)          (4.6)        (22.3)        (3.3)           -        (34.3)
Administrative
expenses...............      (9.0)            (5.0)          (3.8)        (11.2)        (8.7)           -        (37.6)
Loss on purchasers
rescissions of sale
contracts..............       0.0               -              -             -            -             -          0.0
(Loss) income from
operations and holdings
of real estate assets,
net........                 (30.8)           (41.7)          31.5         (23.9)          -             -        (65.0)
                         -------------   -------------   -------------   --------     --------     ---------  ------------
Operating (loss)
income                      (35.6)           (23.6)          33.9         (18.3)        (3.4)           -        (46.9)
                         =============   =============   =============   ========     ========     =========  ============
Financial results,
net..............           (18.5)           (14.8)          (3.6)          8.9        (15.5)        (388.6)    (432.2)
Net income (loss) in
Affiliated
Companies....                   -               -             0.4          (3.9)          -             1.5       (2.0)
Other income
(expenses), net....             -               -             0.0          (4.7)         0.2           (4.0)      (8.5)
(Loss) income before
taxes and
extraordinary loss....      (54.1)           (38.4)          30.8         (18.1)       (18.7)        (391.1)    (489.6)
Income tax....               (0.6)            (3.3)          (4.5)         (1.3)        (0.1)          (0.1)     (10.0)
Net (loss) income for
the year.............       (54.7)           (41.8)          26.2         (19.4)       (18.7)        (391.2)    (499.6)
                         =============   =============   =============   ========     ========      ========  ============
Total assets....            354.0            273.4           26.1         299.6        114.4           77.2    1,144.7
                         =============   =============   =============   ========     ========      ========  ============


     (1) Adjusted for price-level changes and expressed in millions of constant Pesos of June 30, 2002.

                                                    FOR THE FISCAL YEAR 2001 (IN MILLIONS OF PESOS)
                              -------------------------------------------------------------------------------------------------
                              DEVELOPMENT     OFFICES AND   INTERNATIONAL   SHOPPING       HOTEL       OTHERS         TOTAL
                              AND SALE OF        OTHER                       CENTERS     OPERATIONS
                               PROPERTIES    NON-SHOPPING
                                                CENTER
                                                RENTAL
                                              PROPERTIES
                              -----------   -------------   -------------   -----------   ------------  --------  ------------
Sales.........................    89.8           45.6            69.           94.5         40.9          -             339.8
Costs.........................   (68.2)          (8.9)          (31.0)        (36.8)       (27.1)         -            (172.0)
Gross profit..................    21.6           36.7            38.1          57.7         13.8          -             167.8
Selling expenses..............    (8.5)          (0.5)           (8.7)        (11.4)        (4.7)         -             (33.8)
Administrative expenses.......   (13.4)          (6.3)           (7.2)        (14.1)        (9.8)         -             (50.7)
Loss on purchasers
rescissions of sale
contracts ....................    (0.0)            -               -             -            -           -             (0.0)
(Loss) from operations and
holdings of real estate
assets, net ..................    (3.8)          (1.9)           (0.6)           -            -           -             (6.3)
                              -----------   -------------   -------------   -----------   ------------  --------  ------------
Operating income..............    (4.1)          28.1            21.6          32.2         (0.8)         -             77.0
                              ===========   =============   =============   ===========   ============  ========  ============
Financial results, net........   (25.0)         (20.0)          (14.4)        (28.1)        (8.5)       (14.5)        (110.3)
Net loss in Affiliated
Companies.....................    (0.0)            -             (1.3)         (1.4)           -         (7.6)         (10.3)
Other income (expenses),
net...........................      -              -             (0.0)         (0.2)         0.2         (5.7)          (5.6)
(Loss) income before taxes
and extraordinary loss........   (29.1)           8.1             5.9           2.5         (9.0)       (27.7)         (49.2)
Income tax....................     0.0           (2.4)           (1.9)         (0.8)         0.0          -             (5.1)
Income tax....................   (29.1)           5.7             4.0           1.7         (8.9)       (27.7)         (54.3)
Extraordinary loss ...........      -              -               -             -          (5.7)         -             (5.7)
Net (loss) income for the
year..........................   (29.1)           5.7             4.0           1.7        (14.6)       (27.7)         (60.0)
                              ===========   =============   =============   ===========   ============  ========  ============
Total assets..................   419.4          335.0           142.0         326.0        117.1        155.1        1,494.6
                              ===========   =============   =============   ===========   ============  ========  ============

     (1) Adjusted for price-level changes and expressed in millions of constant Pesos of June 30, 2002.

                                                FOR THE FISCAL YEAR 2000 (IN MILLIONS OF PESOS)
                           -------------------------------------------------------------------------------------------
                            DEVELOPMENT       OFFICES AND                  SHOPPING     HOTELS
                            AND SALE OF          OTHER      INTERNATIONAL   CENTERS   OPERATIONS    OTHERS      TOTAL
                             PROPERTIES      NON-SHOPPING
                                                CENTER
                                                RENTAL
                                              PROPERTIES
                           -------------------------------------------------------------------------------------------
Sales.....................       80.45          46.7            86.4         89.3        59.1        0.0        361.9
Costs.....................      (52.5)          (8.1)          (34.7)       (34.0)      (38.5)       0.0       (167.7)
Gross
profit...................        28.0           38.6            51.7         55.3        20.6        0.0        194.2
Selling expenses                 (4.7)          (0.6)           (6.1)       (19.9)       (6.5)       0.0        (36.9)
Administrative expenses...      (15.2)          (6.7)          (10.1)       (12.4)      (11.3)       0.0        (55.7)
Loss on purchasers
rescissions of sale
contracts                        (1.5)           0.0             0.0          0.0         0.0        0.0         (1.5)
Loss from operations and
holdings of real estate
assets,
net.......................       (0.7)           0.0            (1.9)         0.0         0.0        0.0         (2.7)
                              --------        -------       ---------     --------     -------    -------     --------
Operating income                  5.8           31.4            33.6         23.8         2.9        0.0         97.5
                              ========       ========       =========     ========     ========   ========    ========
Financial results,
net.......................      (17.9)         (15.6)            4.8        (21.8)       (7.6)      (0.8)       (58.8)
Net loss in Affiliated
Companies.................        0.0            0.0            (1.5)         0.0         0.0        0.0         (1.5)
Other (expenses) income,
net......................         0.0            0.0            (4.5)        (1.0)        0.4       (6.7)       (11.9)
(Loss) income before
taxes and extraordinary
loss.....................       (12.1)          15.8            32.45         0.9        (4.3)      (7.45)       25.3
Income tax...............        (2.4)          (2.0)           (6.6)        (2.1)       (0.45)      0.0        (13.8)
Net (loss) income for the
year.....................       (14.5)          13.7            25.9         (1.2)       (4.8)      (7.45)       11.6
 Total assets                   459.4          356.8           266.4        309.0       134.8      138.9      1,665.2
                              ========       ========       =========     ========     ========   ========    ========


     (1) Adjusted for price-level changes and expressed in millions of constant Pesos of June 30, 2002.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 2002 AND 2001.

     SALES

     Sales decreased 37.8%, from Ps. 339.8 million in the fiscal year ended June 30, 2001 to Ps. 211.3 million in the fiscal year ended June 30, 2002, on account of a decrease in sales in all segments of our activity. This decrease was primarily attributable to the severe and ongoing recession that the Argentine economy is undergoing and that is paralyzing our operations all of which are conducted in Argentina.

     Development and sale of properties. Sales from development and sale of properties decreased 49.6%, from Ps. 89.8 million for the fiscal year ended June 30, 2001 to Ps. 45.2 million for the fiscal year ended June 30, 2002. The decrease in sales in the development and sale of properties segment was attributable to: (i) the Ps. 21.6 million decrease in sales from the residential communities of Abril and Villa Celina; (ii) the Ps. 12.0 million decrease in sales of undeveloped parcels of land, on account of the non-recurrence of sales of Dique IV and Monserrat made in 2001; (iii) the Ps. 4.7 million decrease in the sales of other real property primarily resulting from the lack of recurrence of sales in Serrano 250, Sarmiento 580, Av. De Mayo 701, Madero 1020 and Montevideo 1975, partially offset by new sales during fiscal year 2002 of the real properties on Santa Fe 1588, Rivadavia 2243 and Libertador 498 and finally
(iv) the Ps. 5.2 million reduction in interest income from financed sales primarily due to the sale on October 2001 of a significant portion of our real estate loans to Banco Sudameris Argentina S.A.. See "Business--Development Property".

     Offices and other. Sales from Offices and other decreased 24.9% from Ps.
45.6 million during the fiscal year ended June 30, 2001 to Ps. 34.2 million during the fiscal year ended June 30, 2002. This decrease is primarily due to:
(i) a 22.1% decrease in revenues from office rents from Ps. 39.5 million in the fiscal year ended June 30, 2001 to Ps. 30.8 million in the fiscal year ended June 30, 2002 mainly due to decreases in occupancy rates in almost all rental properties and (ii) a 45.5% decrease in sales from commercial property rents from Ps. 6.2 million in the fiscal year ended June 30, 2001 to Ps. 3.4 million in the fiscal year ended June 30, 2002 mainly due to the sales of the properties: Florida 291, Santa Fe 1588 and Montevideo 1975. See "Business--Offices and Other Rental Properties".

     Shopping centers. Sales from Shopping Centers went down by 17.9%, from Ps.
94.5 million during the fiscal year ended June 30, 2001 to Ps. 77.6 million for the fiscal year ended June 30, 2002. The decrease in revenues from leases and services is mainly due to the recession that the Argentine economy has been suffering for over 4 years, which has resulted in a decrease in sales of tenants giving rise to a fall in both occupancy rates revenues from minimal rent and goodwill in all our shopping centers. The general occupancy rate of our shopping centers decreased from 94% as of June 30, 2001 to 92% as of June 30, 2002.

     Hotels. Sales from hotels went down 27.9%, from Ps. 40.9 million for the fiscal year ended June 30, 2001 to Ps. 29.5 million for the fiscal year ended June 30, 2002, due to a decrease in the average occupancy level of hotels from 58% in 2001 to 44% in 2002, as well as a decrease in rates, giving rise to a decrease in the sales from Hotel Sheraton Libertador of Ps. 5.2 million, from Hotel Intercontinental of Ps. 5.9 million and from Hotel Llao Llao of Ps. 0.3 million during this year. See "Business--Hotels".

     International. Sales from international operations decreased 64.1%, from Ps. 69.1 million for the fiscal year ended June 30, 2001 to Ps. 24.8 million for the fiscal year ended June 30, 2002, mainly due to a decrease in the sales of Brazil Realty and the effect of the sale of Fondo de Valores Inmobiliarios S.A.C.A. ("FVI"), on the sales of the international segment during this fiscal year. Sales from Brazil Realty went down by 61.9%, from Ps. 65.2 million for the fiscal year ended June 30, 2001 to Ps. 24.8 million for the fiscal year ended June 30, 2002 due to the significant decrease in sales in Brazilian Reais between both fiscal years and in particular due to the non recurrence during 2002 of the sales of the JK Financial Center and Brasilinvest offices and the sale of our equity interest in such company in February 2002. See "Business-International".

     COSTS

     Costs decreased 29.5%, from Ps. 172.0 million for the fiscal year ended June 30, 2001 to Ps. 121.4 million for the fiscal year ended June 30, 2002, mainly due to lesser costs from Development and Sale of properties, Hotels and International, which decrease was partially offset by an increase in the costs related to the operation of Offices and other and Shopping Centers. Total costs as a percentage of sales increased from 50.6% for the fiscal year ended June 30, 2001 to 57.4% for the fiscal year ended June 30, 2002.

     Development and Sale of properties. The costs of Development and Sales of properties decreased 45.1%, from Ps. 68.2 million for the fiscal year ended June 30, 2001 to Ps. 37.4 million for the fiscal year ended June 30, 2002, due to fewer sales of real properties. The costs of Development and Sale of properties as a percentage of sales from Development and Sale of properties increased from 75.9% for the fiscal year ended June 30, 2001 to 82.7% for the fiscal year ended June 30, 2002.

     Offices and other. Costs of Offices and other rose by 19.9%, from Ps. 8.9 million for the fiscal year ended June 30, 2001 to Ps. 10.7 million for the fiscal year ended June 30, 2002. The costs of Offices and other as a percentage of sales resulting from Offices and other increased from 19.6% for the fiscal year ended June 30, 2001 to 31.2% for the fiscal year ended June 30, 2002. The increase in the costs of Offices and other in absolute terms and as a percentage of sales is due to the decrease in the average occupancy rate from 89% during all fiscal year 2001 to 72% during all fiscal year 2002, which resulted in an increase in the maintenance costs of the unoccupied units, especially as regards common expenses. The main component of the cost of offices is represented by the depreciation of leased properties.

     Shopping Centers. The costs of Shopping Centers increased 4.3%, from Ps.
36.8 million for the fiscal year ended June 30, 2001 to Ps. 38.4 million for the fiscal year ended June 30, 2002, mainly due to the increase in the cost of rents derived from the recognition of a one-time loss for charges for expenses billed to the tenants in the fiscal year which were not recovered, which increase was partially offset by the reduction in the cost of sale of Torres de Abasto and the cost of Tarjeta Shopping operations. The costs of Shopping Centers as a percentage of sales resulting from Shopping Centers increased from 39.0% for the fiscal year ended June 30, 2001 to 49.5% for the fiscal year ended June 30, 2002. The main component of the cost of shopping centers in this fiscal year is represented by depreciation and amortization charges of leased properties, including the goodwill paid upon acquisition thereof.

     Hotels. Costs from hotel operations decreased 23.3%, from Ps. 27.1 million for the fiscal year ended June 30, 2001 to Ps. 20.8 million for the fiscal year ended June 30, 2002, primarily due to: (i)lower levels of activity in this segment; (ii) decrease in the constant value of the cost components of Hotels such as salaries, fees and services mainly on account of the effect of this last semester inflation and (iii) the restructuring carried out to offset the fall in the level of occupancy so as to attain greater efficiency. Hotel operating costs as a percentage of sales from hotels increased from 66.2% for the fiscal year ended June 30, 2001 to 70.5% for the fiscal year ended June 30, 2002 primarily due to the combination of lower sales reflecting the fall in occupancy rates and to lower rtes compared to the previous fiscal year together with the same incidence in both fiscal years of fixed costs such as depreciation. Costs of hotels are primarily composed of rooms, depreciation, food and beverages, salaries and social security contributions.

     International. Costs of international operations fell by 54.7% from Ps.
31.0 million for the fiscal year ended June 30, 2001 to Ps. 14.1 million for the fiscal year ended June 30, 2002, due to (i) lower costs in Brazilian Reais attributable both to a lower level of sales and to the sale of such company in the preceding quarter, which resulted in Ps. 17.1 million decrease and (ii) a decrease in costs attributable to FVI as a consequence of the sale of our equity interest during the previous fiscal year. International operating costs as a percentage of sales from international operations went up from 44.9% for the fiscal year ended June 30, 2001 to 56.7% for the fiscal year ended June 30, 2002.

     GROSS PROFIT

     As a result of the foregoing, the gross profit decreased by 46.4% from Ps.
167.8 million for the fiscal year ended June 30, 2001 to Ps. 90.0 million for the fiscal year ended June 30, 2002.

     SELLING EXPENSES

     Selling expenses increased by 1.7% from Ps. 33.7 million for the fiscal year ended June 30, 2001 to Ps. 34.3 million for the fiscal year ended June 30, 2002, primarily due to the increase in Shopping Centers selling expenses and partially offset by the reduction in selling expenses of the Hotels, International and Sales and Development segments. Selling expenses as a percentage of sales increased from 9.9% for the fiscal year ended June 30, 2001 to 16.2% for the fiscal year ended June 30, 2002.

     Development and Sale of properties. Selling expenses for Development sand Sales decreased by 56.8% from Ps. 8.5 million for the fiscal year ended June 30, 2001 to Ps. 3.7 million during the fiscal year ended June 30, 2002, as a consequence of the decrease in sale operations during this fiscal year generating less direct selling expenses. Selling expenses of Development and Sale of properties as a percentage of sales from Development and Sale of properties decreased from 9.5% for the fiscal year ended June 30, 2001 to 8.1% for the fiscal year ended June 30, 2002. The main components of selling expenses of Development and Sale of properties are commissions and expenses from sales and advertising.

     Offices and other. Selling expenses of Offices and other increased by 1.9% from Ps. 0.47 million during the fiscal year ended June 30, 2001 to Ps. 0.48 million during the fiscal year ended June 30, 2002. Selling expenses of Offices and other properties as a percentage of sales from Offices and other increased from 1.0% for the fiscal year ended June 30, 2001 to 1.4% for the fiscal year ended June 30, 2002.

     Shopping Centers. Selling expenses of Shopping Centers rose by 96.1% from Ps. 11.4 million for the fiscal year ended June 30, 2001 to Ps. 22.3 million for the fiscal year ended June 30, 2002, resulting mainly from the increase in bad debts charges, that was partially offset with a decrease in advertising expenses, salaries and bonuses. Selling expenses of Shopping Centers as a percentage of sales from Shopping Centers increased from 12.0% for the fiscal year ended June 30, 2001 to 28.7% for the fiscal year ended June 30, 2002. The main components of selling expenses of Shopping Centers are bad debts charges and advertising expenses.

     Hotels. Selling expenses dropped 30.0% from Ps. 4.7 million during the fiscal year ended June 30, 2001 to Ps. 3.3 million for the fiscal year ended June 30, 2002, primarily due to a decrease in advertising expenses and to a lesser extent a decrease in salaries and social security contributions in all Hotels. Selling expenses of Hotels as a percentage of sales from Hotels decreased from 11.6% for the fiscal year ended June 30, 2001 to 11.3% for the fiscal year ended June 30, 2002. The main components of selling expenses are advertising expenses and salaries.

     International. Selling expenses of international operations decreased by 47.3% from Ps. 8.7 million for the fiscal year ended June 30, 2001 to Ps. 4.6 million for the fiscal year ended June 30, 2002, basically due to (i) drop in selling expenses of FVI of Ps. 0.2 million as a result of the sale of such company in the previous fiscal year and (ii) a decrease in selling expenses of Brazil of Ps. 3.9 million as a result of the fall in the sale operations during this fiscal year, which originated less direct selling expenses, and of the sale of our equity interest in Brazil in February 2002. Selling expenses as a percentage of sales from international operations increased from 12.6% for the fiscal year ended June 30, 2001 to 18.4% for the fiscal year ended June 30, 2002. The main components of selling expenses are advertising expenses and commissions.

     ADMINISTRATIVE EXPENSES

     Administrative expenses decreased by 25.8%, from Ps. 50.7 million for the fiscal year ended June 30, 2001 to Ps. 37.6 million for the fiscal year ended June 30, 2002, due to lower expenses in all the segments. As a percentage of sales, administrative expenses rose from 14.9% for the fiscal year ended June 30, 2001 to 17.8% for the fiscal year ended June 30, 2002. The main components for the fiscal year are salaries and social security contributions, fees and compensations for services and depreciation and amortization.

     Development and Sale of properties. Administrative expenses of Development and Sale of properties decreased by 33.2% from Ps. 13.4 million for the fiscal year ended June 30, 2001 to Ps. 9.0 million for the fiscal year ended June 30, 2002, primarily due to (i) the restructuring carried out with the purpose of achieving a structure sustainable in the medium term and (ii) the decreases as measured in constant values of expenses such as salaries, fees and services, principally due to the effect of inflation during the last semester. Administrative expenses of Development and Sale of properties as a percentage of sales from Development and Sales increased from 15.0% for the fiscal year ended June 30, 2001 to 19.8% for the fiscal year ended June 30, 2002.

     Offices and other. The administrative expenses of Offices and other fell by 21.0% from Ps. 6.3 million for the fiscal year ended June 30, 2001 to Ps. 5.0 million for the fiscal year ended June 30, 2002, primarily due to (i) the restructuring carried out with the purpose of achieving a structure sustainable in the medium term and (ii) the decreases as measured in constant values of expenses such as salaries, fees and services, mainly due to the effect of inflation during the last semester. Administrative expenses of Offices and other as a percentage of the sales from this segment increased from 13.8% for the fiscal year ended June 30, 2001 to 14.5% for the fiscal year ended June 30, 2002.

     Shopping Centers. Administrative expenses of Shopping Centers decreased by 20.1%, from Ps. 14.0 million for the fiscal year ended June 30, 2001 to Ps. 11.2 million for the fiscal year ended June 30, 2002 due to a general fall in administrative expenses, especially salaries and social security contributions, fees and compensations for services. Administrative expenses of Shopping Centers as a percentage of sales from Shopping Centers decreased from 14.9% for the fiscal year ended June 30, 2001 to 14.5% for the fiscal year ended June 30, 2002. The main components of administrative expenses of Shopping Centers are salaries, fees for services and fees paid to Directors.

     Hotels. Administrative expenses of Hotels dropped by 11.1% from Ps. 9.8 million for the fiscal year ended June 30, 2001 to Ps. 8.7 million during the fiscal year ended June 30, 2002, basically due to the decrease during this fiscal year of all the administrative expenses of Llao Llao, Intercontinental and Sheraton Libertador Hotels, and especially due to reductions in fees for services, salaries and social security contributions. Administrative expenses of hotels as a percentage of sales from the hotel operation rose from 24% during the fiscal year ended June 30, 2001 to 29.6% during the fiscal year ended June 30, 2002. The main components of administrative expenses of hotel operation are salaries, fees for services depreciation and amortization.

     International. Administrative expenses of international operations decreased by 47.4%, from Ps. 7.2 million during the fiscal year ended June 30, 2001 to Ps. 3.8 million during the fiscal year ended June 30, 2002, mainly due to (i) a decrease in administrative expenses of FVI of Ps. 0.9 million as a result of the sale of such company in 2001 and (ii) a decrease in the administrative expenses of Brazil of Ps. 2.4 million. Administrative expenses as a percentage of sales from international operations increased from 10.4% during the fiscal year ended June 30, 2001 to 15.2% during the fiscal year ended June 30, 2002.

     (LOSS) GAIN ON PURCHASERS RESCISSIONS OF SALES CONTRACTS

     The losses resulting from the rescission of Torres de Abasto sales contracts varied from a loss of Ps. 0.01 million in the fiscal year ended June 30, 2001 to a profit of Ps. 0.03 in the fiscal year ended June 30, 2002.

     (LOSS) FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS, NET

     Loss from operations and holdings of real estate assets, net, showed a Ps.
58.7 million loss change between both fiscal years, from a Ps. 6.3 million loss for the fiscal year ended June 30, 2001 to a Ps. 65.0 million loss for the fiscal year ended June 30, 2002. This decrease results mainly from the net result between (i) the gain obtained from the sale of our equity interest in Brazil Realty which amounted to Ps. 31.5 million in this fiscal year; (ii) the non-recurrence in 2002 of the Ps. 1.0 million loss attributable to the sale of our equity interest in FVI recognized in 2001 and (iii) the Ps. 91.2 million loss from the impairment of long-lived assets, which rose from Ps. 5.7 million during 2001 to Ps. 96.9 million during 2002. This Ps. 91.2 million loss from the impairment of long-lived assets between both fiscal years, was distributed among our segments as follows: (a) Development and Sales: Ps. 27.0 million, (b) Offices and Others: Ps. 39.8 million and (c) Shopping Centers: Ps. 24.4 million.

     OPERATING INCOME

     As a result of the foregoing, the total operating income decreased from a Ps. 77.0 million gain during the fiscal year ended June 30, 2001 to a Ps. 46.9 million loss during the fiscal year ended June 30, 2002.

     Development and Sale of properties. Operating results from Development and Sales of properties showed an improvement, from a Ps. 4.1 million loss for the fiscal year ended June 30, 2001 to a Ps. 35.6 million loss for the fiscal year ended June 30, 2002.

     Offices and other. The operating results from Offices and other decreased from a Ps. 28.1 million profit for the fiscal year ended June 30, 2001 to a Ps.
23.6 million loss for the fiscal year ended June 30, 2002.

     Shopping Centers. The operating results from Shopping Centers decreased from a Ps. 28.1 million profit for the fiscal year ended June 30, 2001 to a Ps.
18.3 million loss for the fiscal year ended June 30, 2002.

     Hotels. The operating results from hotels increased from a Ps. 0.8 million loss for the fiscal year ended June 30, 2001 to a Ps. 3.4 million loss for the fiscal year ended June 30, 2002.

     International. The operating results from international operations increased 57.0% from Ps. 21.6 million for the fiscal year ended June 30, 2001 to Ps. 33.9 million for the fiscal year ended June 30, 2001 to 136.7% for the fiscal year ended June 30, 2002.

     FINANCIAL RESULTS, NET

     The financial, net results reflected an increase from a loss of Ps. 110.3 million during the fiscal year ended June 30, 2001 to a loss of Ps. 432.2 million during the fiscal year ended June 30, 2002. The total increase in financial results was primarily due to: (i) the increase in the net loss of Ps.
294.9 million as compared to the previous fiscal year due to the joint effect of the peso devaluation and inflation, the impact of foreign currency denominated net debts, partially offset by a Ps. 84.6 million reduction in financing expenses, which dropped from Ps. 100.7 million during 2001 to Ps. 16.1 million during 2002 as a result of the impact of the negative actual financing interest rate on our loans and (ii) an increase in the loss for financial transactions for Ps. 113.4 million as compared to 2001, mainly due to the fall in the value of the stock of Banco Hipotecario, to losses connected with investments such as Telecom stock, Pro1 bonds and FRB and the drop in the quotation of Quantum Fund during this fiscal year.

     NET (LOSS) IN EQUITY INVESTMENTS

     The net loss derived from affiliated companies showed an 80.9% reduction from a loss of Ps. 10.3 million during the fiscal year ended June 30, 2001 to a loss of Ps. 2.0 million during the fiscal year ended June 30, 2002, mainly due to a reduction in the loss derived from IRSA Telecommunicaciones investment for an aggregate amount of Ps. 8.0 million.

     OTHER (EXPENSES) INCOME, NET

     The other expenses, net line increased 51.3% from a loss of Ps. 5.6 million during the fiscal year ended June 30, 2001 to a loss of Ps. 8.5 million during the fiscal year ended June 30, 2002, basically due to: (i) the loss originated during the current fiscal year by the new tax on bank credits and debits for Ps.
1.8 million; (ii) the Ps. 1.3 million decrease in the results from the repurchase of Negotiable Obligations of Alto Palermo in the open market, from an income of Ps. 1.2 million during 2001 to a loss of Ps. 0.2 million during 2002;
(iii) the loss resulting from a contingency due to lawsuits of Alto Palermo for Ps. 3.5 million, mainly resulting from a provision for a lawsuit brought by Carrefour supermarket in connection with the construction of Paseo Alcorta shopping center, which decreases were partially offset by (iv) lower charges from gifts and non-computable VAT as compared to the previous fiscal year for Ps. 3.7 million.

     LOSS BEFORE TAXES

     As a consequence of the factors described above, the loss before taxes and extraordinary results showed an increase from a Ps. 49.2 million loss during the fiscal year ended June 30, 2001 to a loss of Ps. 489.6 million during the fiscal year ended June 30, 2002.

     INCOME TAX

     Income tax increased 97.1% from Ps. 5.1 million during the fiscal year ended June 30, 2001 to Ps. 10.0 million during the fiscal year ended June 30, 2002 mainly due to the net variation between (i) the increase during the current fiscal year of IRSA's Minimum Presumed Income Tax charges by Ps. 3.6 million, as an income tax recovery for such amount was computed during 2001 as a result of the amendments of Law 25,360, and of Brazil's Income Taxe by Ps. 1.6 million; and (ii) the reduction during this fiscal year of the Income Tax charges of APSA group by Ps. 0.2 million and FVI by Ps. 0.2 million, due to the sale of this company during the previous fiscal year.

     ORDINARY (LOSS) INCOME FOR THE PERIOD

     As a consequence of the factors described above, the ordinary loss before extraordinary results showed an increase from a Ps. 54.3 million loss during the fiscal year ended June 30, 2001 to a loss of Ps. 499.6 million during the fiscal year ended June 30, 2002.

     EXTRAORDINARY LOSS

     During the fiscal year ended June 30, 2002 no extraordinary results were registered as compared to the fiscal year ended June 30, 2001, when they amounted to a loss of Ps. 5.7 million due to our share in the results recognized by Llao Llao Resorts S.A. as a consequence of adjustments in the provisions recorded in connection with a lawsuit brought by the National Parks Administrative (Administracion de Parques Nacionales).

     NET (LOSS) INCOME FOR THE PERIOD

     As a consequence of the factors mentioned above, the net loss for the fiscal year changed from a loss of Ps. 60.0 million during the fiscal year ended June 30, 2001 to a loss of Ps. 499.6 million during the fiscal year ended June 30, 2002.

RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

     SALES

     Sales decreased by 6.1% from Ps. 361.9 million in fiscal year 2000 to Ps.
339.8 million in fiscal year 2001, mainly due to a decrease in sales from hotels, international and offices and other non-shopping center rental properties segments, partially offset by increases in sales from shopping centers and development and sale of properties.

     Development and sale of properties. Sale from development and sale of properties increased by 11.5% from Ps. 80.6 million in fiscal year 2000 to Ps.
89.8 million for fiscal year 2001, primarily attributable to

     o an increase of Ps. 7.3 million relating to the sale of development properties, mainly April and

     o an increase of Ps. 9.8 million relating to the sale of undeveloped parcels of land, mainly Dique 4. These increases were partially offset by a decrease of Ps. 4.4 million relating to lower sales from Torres Jardin and Alto Palermo Park properties and a decrease of Ps. 3.0 million relating to lower sales from other properties.

     Offices and other non-shopping center rental properties. Sales from offices and other non-shopping center rental properties decreased by 2.4% from Ps. 46.8 million in fiscal year 2000 to Ps. 45.6 million during fiscal year 2001. This decrease is primarily attributable to (i) a decrease in sales of Ps. 2.4 million from the properties Libertador 498 and Suipacha 652, respectively, and
(ii) lower sales from Galerias Pacifico, which was sold during this year, as compared to Ps. 2.4 million for fiscal year 2000. These decreases were partially offset by higher sales stemming from Laminar Plaza of Ps. 5.0 million as compared to Ps. 3.1 million for fiscal year 2000, and from Edificios Costeros of Ps. 1.9 million as compared to Ps. 0.1 million for fiscal year 2000.

     Shopping centers. Sales from shopping centers rose by 5.8% from Ps. 89.2 million in fiscal year 2000 to Ps. 94.5 million in fiscal year 2001, primarily due to higher sales from credit card operations attributable to the opening of new points of sale for the marketing and selling of our branded credit card Tarjeta Shopping outside our shopping centers, and to the brand's positioning derived from an active commercial approach in shopping centers such as Abasto Shopping, Alto Avellaneda, Alto Palermo Shopping and Paseo Alcorta. The increase was partially offset by lower sales from leases and services due to a drop in the shopping centers' occupancy rate by 2.4%, thus decreasing from 96.76% as of June 30, 2000 to 94.36% as of June 30, 2001.

     Hotels. Sales from hotels decreased by 30.8% from Ps. 59.1 million in fiscal year 2000 to Ps. 40.9 million in fiscal year 2001, attributable to

     o a decrease in sales from Hotel Sheraton Libertador from Ps. 19.7 million in fiscal year 2000 to Ps. 16.0 million in fiscal year 2001 and from Hotel Intercontinental from Ps. 22.4 million in fiscal year 2000 to Ps. 16.4 million in fiscal year 2001 as a result of lower occupancy levels and average rates per room for fiscal year 2001 and

     o a decrease in sales from Hotel Llao Llao from Ps. 17.2 million in fiscal year 2000 to Ps. 8.4 million in fiscal year 2001 due to the sale of a 50% equity stake in Llao Llao Resorts in June 2000.

     International. Sales from international operations decreased 20.0%, from Ps. 86.2 million in fiscal year 2000 to Ps. 69.0 million in fiscal year 2001. Our sales from Brazil Realty decreased by 9.0% from Ps. 71.6 million in fiscal year 2000 to Ps. 65.2 million in fiscal year 2001 due primarily to the effect of the Brazilian Reais devaluation in the third and fourth quarters of fiscal year 2001, which was not offset by the fact of higher sales or equity increases in this company. Since we sold our equity interest in Fondo de Valores Inmobiliarios in December 2000, we recognized lower sales from this investment in fiscal year 2001, from Ps. 14.8 million in fiscal year 2000 to Ps. 3.9 million in fiscal year 2001.

     COSTS

     Costs increased 2.6% from Ps. 167.7 million in fiscal year 2000 to Ps.
172.0 million in fiscal year 2001, mainly due to higher costs of development and sale of properties, offices and other non-shopping center rental properties and shopping centers, partially offset by a decrease in costs associated with hotels and international operations. Costs as a percentage of sales increased from 46.3% for fiscal year 2000 to 50.6% for fiscal year 2001.

     Development and sale of properties. Costs of development and sale of properties increased by 29.9% from Ps. 52.4 million in fiscal year 2000 to Ps.
68.1 million in fiscal year 2001, due to lower gross margin levels for fiscal year 2001 as compared to fiscal year 2000 despite the fact of higher property sales volume.

     Offices and other non-shopping center rental properties. Costs of offices and other non-shopping center rental properties increased 10.0% from Ps. 8.0 million in fiscal year 2000 to Ps. 9.0 million in fiscal year 2001. Costs of offices and other non-shopping center rental properties as a percentage of sales rose from 17.4% in fiscal year 2000 to 19.6% in fiscal year 2001. Although the most significant component of costs from office and other non-shopping center rental properties is depreciation (Ps. 7.4 million and Ps. 6.7 million in fiscal years 2001 and 2000, respectively), slightly lower occupancy rates for fiscal year 2001 as compared to fiscal year 2000 (from 93.1% to 92.0%) resulted in higher maintenance and other common expenses paid by us for unoccupied units.

     Shopping Centers. Costs of shopping centers increased 8.3%, from Ps. 34.1 million in fiscal year 2000 to Ps. 36.7 million in fiscal year 2001, primarily due to (i) higher costs of credit card operations attributable to higher activity levels and (ii) higher costs from leases and services primarily due to increased depreciation and amortization and parking lots expenses. Costs of shopping centers as a percentage of sales increased from 38.1% in fiscal year 2000 to 39.0% in fiscal year 2001.

     Hotels. Costs of hotel operations dropped 29.6%, from Ps. 38.5 million in fiscal year 2000 to Ps. 27.0 million in fiscal year 2001, primarily due to lower salaries, bonuses and other fees as a result of the effect of cost reduction programs and improved efficiency levels and lower costs from Hotel Intercontinental and Hotel Llao Llao due to the sale of a 50% equity stake interest in Llao Llao Resorts. Costs of hotel operations as a percentage of sales increased from 65.1% in fiscal year 2000 to 66.2% in fiscal year 2001.

     International. Costs of international operations decreased 10.4% from Ps.
34.7 million in fiscal year 2000 to Ps. 31.1 million in fiscal year 2001, primarily due to the net effect of (i) lower costs from Brazil Realty operations due to the effect of the Brazilian Reais devaluation and improved efficiency, and (ii) the sale of our equity interest in Fondo de Valores Inmobiliarios in December 2000, thus resulting in the recognition of only six months of costs in fiscal year 2001 as compared to a full year of operations for fiscal year 2000. Costs of international operations as a percentage of sales increased from 40.1% in fiscal year 2000, to 44.9% in fiscal year 2001.

     TOTAL GROSS PROFIT

     As a result of the foregoing, total gross profit decreased 13.6% from Ps.
194.2 million in fiscal year 2000 to Ps. 167.8 million in fiscal year 2001.

     SELLING EXPENSES

     Selling expenses decreased 8.5%, from Ps. 37.0 million in fiscal year 2000 to Ps. 33.8 million in fiscal year 2001, primarily due to lower selling expenses related to the offices and other non-shopping center rental properties, shopping centers and hotels business segments partially offset by higher selling expenses associated with the development and sale of properties and international business segments. Selling expenses as a percentage of total sales decreased from 10.2% in fiscal year 2000 to 9.9% in fiscal year 2001.

     Development and sale of properties. Selling expenses of development and sale of properties increased 80.4%, from Ps. 4.7 million in fiscal year 2000 to Ps. 8.4 million for fiscal year 2001, primarily attributable to higher sale levels for fiscal year 2001, which resulted in higher direct selling expenses and other expenses related mainly to the Alto Palermo Park project, derived from an agreement signed with Perez Companc. Selling expenses of development and sale of properties as a percentage of sales increased from 5.9% in fiscal year 2000 to 9.5% in fiscal year 2001.

     Offices and other non-shopping center rental properties. Selling expenses of offices and other non-shopping center rental properties decreased 19.3%, from Ps. 0.6 million in fiscal year 2000 to Ps. 0.4 million in fiscal year 2001 due to lower doubtful accounts recorded during fiscal year 2001 as compared to the previous year. Selling expenses of offices and other non-shopping center rental properties as a percentage of sales decreased from 1.2% in fiscal year 2000 to 1.0% in fiscal year 2001.

     Shopping centers. Selling expenses of shopping centers decreased 40.5% from Ps. 19.1 million in fiscal year 2000 to Ps. 11.4 million in fiscal year 2001, basically due to: (i) a decrease of 8.5% in bad debts charged; (ii) a decrease in advertising expenses of 71.8%, basically due to the discontinuation of the Altochecks promotional campaign during fiscal year 2001; and (iii) lower fees for services. Selling expenses of shopping centers as a percentage of sales decreased from 21.4% in fiscal year 2000 to 12.0% in fiscal year 2001.

     Hotels. Selling expenses dropped 26.7%, from Ps. 6.5 million in fiscal year 2000 to Ps. 4.7 million in fiscal year 2001, mainly attributable to :(i) a decrease of Ps. 0.4 million in advertising expenses associated with our Hotel Sheraton Libertador operations; and (ii) the sale of a 50% equity stake in Llao

Llao Resorts in June 2000, thus resulting in the recognition of 50% equity interest of related selling expenses in fiscal year 2001 as compared to a 100% equity interest for fiscal year 2000. Selling expenses of hotel operations as a percentage of sales increased from 10.9% in fiscal year 2000 to 11.6% in fiscal year 2001.

     International. Selling expenses of international operations increased 43.7%, from Ps. 6.1 million in fiscal year 2000 to Ps. 8.6 million in fiscal year 2001, primarily due to: (i) the recognition of expenses related to construction projects and the increase in selling and advertising expenses; and
(ii) the increase in the average equity interest in Brazil Realty. Selling expenses of international operations as a percentage of sales increased from 7.0% in fiscal year 2000 to 12.6% in fiscal year 2001.

     ADMINISTRATIVE EXPENSES

     Administrative expenses decreased 8.8%, from Ps. 55.6 million in fiscal year 2000 to Ps. 50.7 million fiscal year 2001, primarily attributable to lower administrative expenses related to our development and sale of properties, offices and other non-shopping center rental properties, hotels and International business segments, partially offset by higher administrative expenses stemming from our shopping centers segment. As a percentage of total sales, administrative expenses decreased from 15.4% in the fiscal year 2000 to 14.9% in the fiscal year 2001.

     Development and sale of properties. Administrative expenses of development and sale of properties decreased 11.6% from Ps. 15.3 million in fiscal year 2000 to Ps. 13.5 million in fiscal year 2001, primarily due to lower salaries, fees and other compensation for services. Administrative expenses of development and sale of properties as a percentage of respective sales decreased from 18.9% in fiscal year 2000 to 15.0% in fiscal year 2001.

     Offices and other non-shopping center rental properties. Administrative expenses of offices and other non-shopping center rental properties decreased 5.5%, from Ps. 6.7 million in fiscal year 2000 to Ps. 6.2 million in fiscal year 2001, primarily due to lower salaries, fees and other compensation for services. Administrative expenses of offices and other non-shopping center rental properties as a percentage of respective sales decreased from 14.2% in fiscal year 2000 to 13.8% in fiscal year 2001.

     Shopping centers. Administrative expenses of shopping centers increased 13.4%, from Ps. 12.3 million in fiscal year 2000 to Ps. 14.1 million in fiscal year 2001, primarily attributable to an increase in salaries, bonuses and fees for services associated with our credit card operations, partially offset by lower salaries and bonuses related to our shopping center operations. Administrative expenses of shopping centers as a percentage of respective sales increased from 13.9% in fiscal year 2000 to 14.9% in fiscal year 2001.

     Hotels. Administrative expenses of hotel operations decreased 12.9%, from Ps. 11.4 million in fiscal year 2000 to Ps. 9.8 million in fiscal year 2001, primarily due to (i) a decrease in salaries and other compensation expenses associated with our Hotel Sheraton Libertador and Hotel Intercontinental operations and (ii) the sale of a 50% equity stake in Llao Llao Resorts in June 2000, thus resulting in the recognition of 50% equity interest of related administrative expenses in fiscal year 2001 as compared to a 100% equity interest for fiscal year 2000. Administrative expenses of hotel operations as a percentage of respective sales increased from 19.1% in fiscal year 2000 to 24.0% in fiscal year 2001.

     International. Administrative expenses of international operations decreased 29.2%, from Ps. 10.2 million in fiscal year 2000 to Ps. 7.3 million in fiscal year 2001, primarily due to the sale of our equity interest in Fondo de Valores Inmobiliarios in December 2000, thus resulting in the recognition of only six months of related administrative expenses in fiscal year 2001 as compared to a full year of operations for fiscal year 2000. Administrative expenses of international operations as a percentage of respective sales decreased from 11.7% in fiscal year 2000 to 10.4% in fiscal year 2001.

     LOSS ON PURCHASERS RESCISSIONS OF SALES CONTRACTS

     During the fiscal year 2000, we suffered a loss of Ps. 1.6 million as a consequence of the rescission of certain Torres de Abasto sales contracts due to the failure of purchasers to fulfill their obligations. We experienced minor rescissions during the fiscal year 2001, amounting to Ps. 0.01 million.

     LOSS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS, NET

     Losses from operations and holdings of real estate assets increased from Ps. 2.7 million in fiscal year 2000 to Ps. 6.2 million in fiscal year 2001, primarily due to: (i) the write-down of certain property (mainly related to Torres Jardin and Constitucion 1111) totaling Ps. 5.6 million for fiscal year 2001 as compared to Ps. 0.7 million for fiscal year 2000; (ii) a loss of Ps. 1.0 million related to the sale of our equity interest in Fondo de Valores Inmobiliarios in December 2000; and (iii) a non-recurrent loss of Ps. 2.7 million related to the sale of the shares of Parque Arauco S.A. during last fiscal year.

         OPERATING INCOME

     As a result of the foregoing, total operating income decreased 21.0%, from Ps. 97.5 million in fiscal year 2000 to Ps. 77.0 million in fiscal year 2001. Operating margin dropped 15.9%, from 26.9% in fiscal year 2000 to 22.7% in fiscal year 2001.

     Development and sale of properties. Operating income from development and sale of properties decreased from a gain of Ps. 5.9 million in fiscal year 2000 to a loss of Ps. 4.1 million in fiscal year 2001.

     Offices and other non-shopping center rental properties. Operating income from offices and other non-shopping center rental properties decreased 10.5%, from Ps. 31.3 million in fiscal year 2000 to Ps. 28.0 million in fiscal year 2001. Operating margin for offices and other non-shopping center rental properties decreased from 67.2% in fiscal year 2000 to 61.5% in fiscal year 2001.

     Shopping centers. Operating income from shopping centers increased 35.4%, from Ps. 23.9 million in fiscal year 2000 to Ps. 32.3 million in fiscal year 2001. Operating margin for shopping centers increased from 26.7% in fiscal year 2000 to 34.1% in fiscal year 2001.

     Hotels. Operating income from hotel operations decreased from Ps. 3.0 million in fiscal year 2000 to a loss of Ps. 0.7 million in fiscal year 2001.

     International. Operating income from international operations fell 35.7%, from Ps. 33.6 million in fiscal year 2000 to Ps. 21.5 million in fiscal year 2001. Operating margin for international operations decreased from 38.9% in fiscal year 2000 to 31.3% in fiscal year 2001.

     FINANCIAL RESULTS, NET

     Total financial results, net, decreased 87.4% from a loss of Ps. 58.8 million in fiscal year 2000 to a loss of Ps. 110.4 million in fiscal year 2001. The decrease in total financial results is mainly attributable to

     o a loss of Ps. 13.3 million in fiscal year 2001 arising from the devaluation of the Brazilian currency net of the effects of the inflation over the book value of Brazil Realty compared to a gain of Ps. 7.4 million in fiscal year 2000;

     o higher interest expenses of Ps. 21.3 million in fiscal year 2001, attributable to the higher average indebtedness at higher rates in fiscal year 2001;

     o the write-off of certain deferred expenses related to aborted capital market transactions, and

     o the decline of the fair market value of the shares of Banco Hipotecario, resulting in a loss of Ps. 15.3 million in fiscal year 2001 as compared to a loss of Ps. 7.6 million in fiscal year 2000.

     NET (LOSS) INCOME IN EQUITY INVESTMENTS

     Net loss in affiliated companies represents our share of the earnings or losses of related companies. Net loss in affiliated companies increased Ps. 9.0 million, from a Ps. 1.3 million loss in fiscal year 2000 to a Ps. 10.4 million loss in fiscal year 2001, primarily attributable to losses generated by our new investments in Latin American Econetworks and IRSA Telecomunicaciones N.V. totaling Ps. 7.4 million in fiscal year 2001, and to a lesser extent to losses generated by APSA's investments in Perez Cuesta and E-Commerce Latina, totaling Ps. 1.3 million in fiscal year 2001 as compared to Ps. 0.01 for the previous fiscal year.

     OTHER EXPENSES, NET

     Other expenses, net decreased 52.8%, from Ps. 12.0 million in fiscal year 2000 to Ps. 5.6 million in fiscal year 2001, basically attributable to an increase in gains from the repurchase of PARCKS in the open market, from a loss of Ps. 3.6 million during fiscal year ended June 30, 2000 to a gain of Ps. 1.2 during fiscal year ended June 30, 2001; a decrease in other expenses of Fondo de Valores Inmobiliarios due to the recognition of the indemnity for the rescission of the management contract with Asesoria Financiera Velutini y Asociados C.A. recorded during fiscal year ended June 30, 2000, and a decrease in other income from hotel activity as compared with that at June 30, 2000.

     (LOSS) GAIN BEFORE TAXES

     As a result of the foregoing, (loss) income before taxes and extraordinary loss decreased from a gain of Ps. 25.2 million in fiscal year 2000 to a loss of Ps. 49.3 million in fiscal year 2001.

     EXTRAORDINARY LOSS

     In fiscal year 2001, we recognized a Ps. 5.6 million extraordinary loss representing our proportionate share of the extraordinary loss recorded by one of our subsidiaries, Llao Llao Resorts. This loss relates to the judgment against this company entered by Parques Nacionales, a governmental agency, following a dispute on the amount of the selling price of the Hotel Llao Llao, sole asset of the subsidiary; Llao Llao Resorts had filed an appeal contending the verdict was erroneous as a matter of law, both as to liability and damages, and the plaintiff filed a cross appeal, which outcome resulted adverse to our subsidiary. We recorded no extraordinary items in fiscal year 2000.

         INCOME TAX

     This line item includes our income tax and asset tax charges. Income tax decreased 63.1%, from Ps. 13.6 million in fiscal year 2000 to Ps. 5.0 million in fiscal year 2001, primarily due to (i) the net charge to income currently of Ps.
9.0 million in respect of our asset tax, and Ps. 2.5 million in respect of income tax of APSA, and (ii) the increase in the income tax of Ps. 1.3 million reported by Brazil Realty and Ps. 1.0 million reported by Inversora Bolivar.

     The statutory rate for those periods was 35.0%. We do recognize deferred taxes. The difference between the statutory rate and the effective rate is due to the allocation of temporary differences.

     NET (LOSS) GAIN INCOME FOR THE PERIOD


     As a result of the foregoing, net (loss) income decreased from a gain of Ps. 11.6 million in fiscal year 2000 to a loss of Ps. 59.8 million in fiscal year 2001.

LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financings and sales of real estate investments.

     As of June 30, 2002, we had a working capital deficiency of Ps. 469.8 million. At the same date, we had cash and cash equivalents totaling Ps. 25.3 million, a decrease of 13.7% from Ps. 33.3 of cash and cash equivalents held as of June 30, 2001.

     Our operating activities resulted in net cash inflows of Ps. 47.3 million, Ps. 95.5 million and Ps. 123.8 million for fiscal years 2002, 2001 and 2000, respectively. Net cash inflows for fiscal year 2002 significantly decreased from net cash inflows for fiscal year 2001 primarily due to lower operating results caused by the economic recession. The operating cash inflows for fiscal year 2002 primarily resulted from the increase in financial results of Ps. 301.1 million, a decrease in investments for Ps. 16.1 million and in a decrease of receivables for Ps. 38.0 million. The operating cash inflows for fiscal year 2001 primarily resulted from operating gains of Ps. 7.9 million, a decrease in inventories totaling Ps. 52.2 million and an increase in accrued interest of Ps.
55.0 million, partially offset by an increase in investment of Ps. 34.8 million. The operating cash inflows for fiscal year 2000 primarily resulted from operating gains of Ps. 23.3 million, decrease in investments and inventories totaling Ps. 51.1 million and an increase in accrued interest of Ps. 44.6 million.

     Our investing activities resulted in net cash outflows of Ps. 17.5 million for fiscal year 2002 and net cash inflows of Ps. 72.8 million for fiscal year 2001 and net cash outflows of Ps. 33.5 million for fiscal year 2000. In December 2000, we sold our equity interest in Fondo de Valores Inmobiliarios for US$ 67.0 million and in February 2002 we sold our investment in Brazil Realty for US$
44.2 million. In fiscal years 2002, 2001 and 2000, we purchased and/or invested in existing properties for Ps. 24.0 million, Ps. 9.0 million and Ps. 20.9 million, respectively. In fiscal year 2002, we also granted loans to related parties for Ps. 94.4 million.

     Our net cash used in financing activities of Ps. 37.9 million for fiscal year 2002 was primarily due to the payment of short term debt partially offset by the income for new loans for Ps. 151.3 million. Net cash used in financing activities of Ps. 164.6 million for fiscal year 2001 was primarily due to the repayment of short-term and long-term indebtedness and seller financing for Ps.
403.9 million and Ps. 80.4 million of cash paid to repurchase shares of our common stock outstanding, partially offset by Ps. 129.2 million proceeds from the sale of our convertible notes in December 2000 and Ps. 195.4 million proceeds from other short-term and long-term indebtedness. Net cash used in financing activities of Ps. 104.4 million for fiscal year 2000 was primarily due to the repayment of our convertible notes and other short-term and long-term indebtedness and cash dividends paid of Ps. 373.8 million and Ps. 29.9 million of cash paid to repurchase shares of our common stock outstanding, partially offset by Ps. 287.4 million proceeds from other short-term and long-term indebtedness.

     We believe that the restructuring of our existing debt, the issuance of the convertible notes and the sale of non-core assets, together with our cash generating activities, will provide us with the working capital necessary to cover our needs and invest as opportunities may rise.

     OUR INDEBTEDNESS

     Our total outstanding debt as of June 30, 2002 was Ps. 566.4 million of which 93.11% is dollar denominated. Of our total debt, at such date, 100% was short-term debt.

     Pursuant to Decree No. 214, part of our indebtedness was "pesified," although a large portion, governed by foreign laws continued to be dollar-denominated. "Pesified" indebtedness is to be adjusted by the CER index.

     Between January and June of 2002, we repaid "pesified" short-term debt in an aggregate amount of Ps. 46.7 million with the proceeds of the sale of Brazil Realty and cash from operations, using rescheduled time deposits as payment. Repayment was made at discounts on the original U.S. dollar value of the debt and on the converted Peso value of the debt. Nevertheless, we currently intend to continue selling assets in order to raise funds to repay our debt.

     Syndicated Credit Facility and Floating. On May 24, 2000, we entered into a US$ 80.0 million syndicated loan arranged by BankBoston N.A. Loans under this syndicated credit facility bear interest at three-month LIBOR plus a margin of 500 basis points.

     Amounts owing under the syndicated credit facility were payable in U.S. dollars. Although final maturity on the loan agreement was on August 30, 2002, due to the continuing effects of economic recession, the unavailability of financing sources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, we could not make the scheduled payment on that date. As explained below we renegotiated this facility under new conditions.

     On December 18, 2000, we issued US$ 43.5 million unsecured Class 2 floating rate notes due December 24, 2001. Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. Our floating rate notes matured in December 2001, and we were unable to pay the principal then due. As a result of such non-payment, in December 2001, we entered into negotiations with the holders of our floating rate notes and to date have been able to obtain short-term deferrals of our obligation to pay such matured notes. On February 8, 2002, we agreed with our holders to replace the floating interest rate for an annual fixed interest rate of 12%. Pursuant to the most recent deferral, granted on October 31, 2002, the principal of and interest on our floating rate notes were due in full on November 14, 2002 and were further renegotiated as explained below. We also agreed with our holders on a capitalization of the interest due on October 31, 2002. On May 15, 2002, we repurchased to Banco Sudameris its participation in the mentioned convertible notes for US$ 6.8 million.

     The floating rate notes and the syndicated credit facility included various restrictive covenants, which among other things, require us to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions and repurchases of stock and investments. As of June 30, 2002, we were not in compliance with certain of the financial covenants under the floating rate notes and syndicated credit facility, and a waiver had been granted by the respective holders and banks in relation to such covenants.

     After months of negotiations, we have finished the restructuring of our debt under the US$ 80 million loan agreement and the outstanding US$ 41.2 million of our floating rate notes. On November 15 we have signed a "Refinancing Framework Agreement" with our six bank creditors (Banca Nazionale del Lavoro S.A., BankBoston N.A., Banco de la Ciudad de Buenos Aires, HSBC Bank Argentina S.A., Banco Itau S.A., New York Branch and Banco de la Nacion Argentina, New York Branch) to refinance our debt under the following scheme:

     o    US$ 13.6 million cash down payment reducing the principal;

     o US$ 15.0 million of the 8% convertible notes due 2007 which were recently offered by us were subscribed by BankBoston, allowing us to cancel a portion of our debt;

     o US$ 37.4 million secured floating rate notes due 2009 with an interest rate of 90-day LIBOR plus 200 basic points. These notes will be secured with a first priority mortgage on some of our real estate properties for a total value of US$ 18.7 million; and

     o US$ 51.0 million unsecured credit facility due 2009. 69% of the Facility will bear an interest rate of 90-day LIBOR plus 200 basic points while the remaining will bear a fixed step up rate ranging from 5.5% to 6.5%.

     Loan from Goldman Sachs. On January 31, 2002, and on April 30, 2002 our Company did not pay to Goldman Sachs two equal installments of US$ 6.6 million plus reasonable costs and interest. On October 7, 2002, Goldman Sachs sent a us letter claiming that since January 31, 2002, we have been in default under our obligations under the amended shareholders agreement dated November 9, 2001. On November 21, 2002, together with Goldman Sachs, we signed a Letter Agreement in which we agree to cancel the US$ 16.3 million debt before November 29, 2002. The payment was done with US$ 9.0 million cash and US$ 3.1 million face amount of APSA's convertible notes previously owned by Inversora Bolivar.

     Subordinated Intercompany Loan to APSA. On February 8, 2002 we and Parque Arauco, principal shareholders of APSA, subordinated the collection of loan receivables granted by us to APSA to the repayment of principal and interest on APSA's US$ 120 million Senior Notes and on its short-term debt. If APSA defaults on its indebtedness, due to cross-default provisions in the agreements that govern our syndicated credit facility and floating rate notes, any event of default under any of their Senior Notes, Notes or their swap agreement would also constitute an event of default under our financial agreements. If we and APSA are unable to reach a satisfactory agreement with creditors and they accelerate APSA's and/or our financial debt or otherwise exercise remedies, we and APSA will not be able to honor payment obligations and will likely be forced to restructure our liabilities and seek the protection of the bankruptcy courts. As of June 30, 2002, APSA's debt to us was Ps. 40.6 million. The loan was used to suscribe the convertible notes that APSA issued on July 19, 2002.

     Loan to Hoteles Argentinos. In January 2001, our subsidiary Hoteles Argentinos Hoteles Argentinos S.A., owner of 100% of Hotel Sheraton Libertador, obtained a US$ 12.0 million loan from BankBoston N.A. The maturity date is January 2006 and the loan bears interest on a quarterly basis at LIBO rate plus a spread ranging between 401 and 476 basis points, depending on the value of certain financial ratios. This loan was not pesified and remains in U.S. dollars due to the fact it is governed by New York law. As a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system Hoteles Argentinos did not pay for the principal installments of US$
300.000 each, that were due on January 26, April 29, July 29 and October 26, 2002, and the interest installments due on July 29 and October 26, 2002, for a total amount of US$ 315.000, under the US$ 12.0 million loan. Although Hoteles Argentinos' Management is renegotiating its debt with its creditors, we cannot assure you that an agreement will be reached.

     Unsecured Short-term Debt. As of June 30, 2002, we had outstanding short-term uncollateralized loans totaling Ps. 3.5 million, including accrued interest. Generally, our short-term uncollateralized borrowings are in the form of overdraft facilities and/or bank loans with an original maturity of less than one year. The weighted average interest rates on uncollateralized short-term debt were 8.0% plus CER and 10.2% as of June 30, 2002 and 2001, respectively. All these loans were paid by June 30, 2002. We generally use the proceeds from these borrowings for working capital needs and other general corporate purposes.

     Collateralized Loans. As of June 30, 2002, we also had outstanding collateralized loans totaling Ps. 100.2 million, including accrued interest at period-end. Our collateralized loans are comprised of several loans which accrue interest at fixed/variable rates ranging from 6.56% to 25.00% due at various dates through October 2006. Loans amounting Ps. 42.8 million are collateralized with a mortgage over the Sheraton Libertador Hotel which has a book value of Ps.
31.7 million. The remaining loans, amount to Ps. 57.4 million and are collateralized with Palermo Invest shares, representing the Company's ownership of Alto Palermo Plaza and Alto Palermo Park with a net book value of Ps. 120.7 million. Also, certain of these collateralized loans require us to meet certain financial tests and to comply with certain other customary covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions and others.

     Other Loans Recently Repaid. On October 11, 2001, Banco Galicia granted us a Ps. 7.0 million loan with a one-year maturity. The loan accrued interest at Encuesta corregida rate (rate reported daily by Argentine Central Bank which represents the average paid by banks on 30-35 day dollar denominated deposits of over Ps. 1,000,000) plus 500 basis points. According to Decree No. 214, this loan was pesified. In May 2002 we repaid this loan in full at a discount to its Peso value by tendering rescheduled time deposits in payment.

     Cyrela Loan. On August 29, 2001 we obtained a loan from Cyrela Capital Management Ltd. for US$ 10.0 million. This loan was payable on June 5, 2002 and accrued interest at 12% annually. This loan was secured by pledging 8,089,800 shares and 591,020 ADSs of Brazil Realty. We repaid this loan in full upon the sale of our interest in Brazil Realty in February 2002.

     Notes convertible into common shares of our Company. On October 15, 2002, we initiated a preemptive rights offering to subscribe for 100,000,000 units consisting of US$ 100.0 million of 8% convertible notes due 2007 and non-detachable warrants to purchase additional shares of our common stock. The convertible notes may be converted into shares of our common stock after December 13, 2002. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6686). The rights offering to holders of our common shares and GDSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 66.7 million and they have exercised their accretion rights for

US$ 10.7 million, adding together US$ 77.4 million. During the allocation of the remainder new investors have subscribed the remaining 22.6 million units completing the US$ 100 million offering. The offering was fully subscribed and the funds have already been received by the Company. We intend to use the proceeds of the offering to facilitate the renegotiation or partial payment of our outstanding debt, to finance our working capital and other general corporate purposes, and to acquire APSA's second tranche of convertible notes, if offered.


     CAPITAL EXPENDITURES

     During the fiscal year ended June 30, 2002 we had capital expenditures of Ps. 43.3 million. We made investments in fixed assets for Ps. 24.0 million primarily to the acquisition of Costeros Dique IV in the office segment for Ps.
18.3 million and in undeveloped parcels of land for Ps. 3.0 million primarily in Dique III for Ps. 2.2 million and in our subsidiaries and equity investees for Ps. 19.3 million.

     During fiscal year ended June 30, 2001, we had capital expenditures of Ps.
61.3 million. We made investments in related companies of Ps. 52.3 million primarily in Brazil Realty for Ps. 13.8 million, APSA for Ps. 11.9 million and Latin American Econetworks for Ps. 10.2 million. We also made investments in fixed assets for Ps. 6.8 million primarily to the acquisition of a property in the office segment for Ps. 2.4 million and in the hotels segment for Ps. 2.5 million. We also investment Ps. 2.2 million in undeveloped parcels of land.

     During fiscal year ended June 30, 2000, we had capital expenditures of Ps.
37.3 million. We made investments of Ps. 16.3 million, primarily to acquire 8.0% of Banco de Credito y Securitizacion S.A. for Ps. 9.8 million and to acquire Red Alternativa and Alternativa Gratis for Ps. 5.9 million. We also made investments of Ps. 8.0 million in fixed assets, consisting primarily of Ps. 4.4 million in the hotel segment and investments of Ps. 12.9 million in undeveloped parcels of land, consisting primarily of Ps. 10.5 million in Puerto Madero Dock 3 and Ps.
2.2 million in Puerto Retiro.

     We believe that the restructuring of our existing debt, the issuance of the convertible notes and the sale of non-core assets, together with our cash generating activities, will provide us with the working capital necessary to cover our needs and invest as opportunities may rise.

     In September 2002 we purchased the Piscis Hotel in Valle de Las Lenas for US$ 1.4 million and during the first quarter of fiscal year 2003, our Company acquired 30.955% of the share ownership of and US$ 3.7 million convertible notes due October 31, 2005 of Valle de Las Lenas S.A. for US$ 2.4 million.


SALES

     Sale of Brazil Realty

     On February 28, 2002 we sold 100% of our interest in Brazil Realty, our subsidiary in Brazil, acquired in 1994 together with the Brazilian businessman, Mr. Elie Horn. Creed Holdings LTD acquired all the shares. The price agreed upon was US$ 44.2 million. This transaction provided a positive net result of Ps.
31.5 million for the fiscal year ended June 30, 2002.

     Sale of FVI Shareholdings

     During December, 2000 we sold all of our shareholding in FVI (Fondo de Valores Inmobiliarios S.A.C.A.) and Venezuela Invest Ltd. To Asesoria Financiera Velutini v. Asociados C.A. in a series of related transactions. The price agreed upon between the parties was US$ 67.0 million. This transaction provided a Ps.
0.7 million loss for the fiscal year 2001.

U.S. GAAP RECONCILIATION

     The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected the determination of amounts shown as net (loss) income for each of the three years in the period ended June 30, 2002, and the amount of total shareholders' equity as of June 30, 2002 and 2001 to the extent summarized in
Note 19 to the Financial Statements.

     The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are the following:

     (i)  the impact of certain U.S. GAAP adjustments on equity investees;

     (ii) the accounting for derivatives and hedging activities;

     (iii) the accounting for options to acquire marketable securities;

     (iv) the accounting for the management ownership plan;

     (v)  the application of different useful lives for depreciation purposes;

     (vi) the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

     (vii) the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

     (viii) the accounting for securitization programs;

     (ix) the accounting for available for sale securities;

     (x)  the recognition of deferred income taxes; and

     (xi) the effect on minority interest of the foregoing reconciling items.

     In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 19 to our annual financial statements as of June 30, 2002, 2001 and 2000, included elsewhere in this annual report for details.

     Net income (loss) under Argentine GAAP for the years ended June 30, 2002, 2001 and 2000 was approximately Ps. (499.6) million, Ps. (60.0) million and Ps.
11.6 million, respectively, as compared to approximately Ps. (650.9) million, Ps. 20.0 million and Ps. (16.9) million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of June 30, 2002, 2001 and 2000, was Ps. 460.4, Ps. 960.0 million and Ps. 1,100.4 million, respectively, as compared to Ps. 329.5 million, Ps. 877.9 million and Ps. 1,026.4 million, respectively, under U.S. GAAP.


B. APSA'S RESULTS OF OPERATIONS

     We do not consolidate the consolidated financial statements of our subsidiary APSA. However, according to Rule 3-09 of Regulation S-X we are required to file separate financial statements of significant subsidiaries. APSA meets the significant subsidiary test for fiscal year 2002. We herein include the following Operating and Financial Review and Prospects of the results of operations of APSA. This Operating and Financial Review and Prospects should be read together with APSA's consolidated financial statements appearing elsewhere in this annual report. This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words "expects", "anticipates", "intends", "believes" and similar language. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this annual report. For purposes of the following discussion, unless otherwise specified, references to fiscal years 2002, 2001 and 2000 relate to the fiscal years ended June 30, 2002, 2001 and 2000, respectively. APSA maintains its financial books and records in Pesos and prepare its financial statements in conformity with Argentine GAAP and the regulations of the Comision Nacional de Valores. See Note 15 to the consolidated financial statements of APSA for a description of the principal differences between Argentine GAAP and U.S. GAAP as they relate to APSA, and a reconciliation to U.S. GAAP of net (loss) income and total shareholders' equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

     REVENUE RECOGNITION

     APSA primarily derives its revenues from leases and services operations, the sale and development of properties, credit card operations and to a lesser extent, from e-commerce activities.

     Leases and services

     Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets. Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. APSA determines the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

     Generally, APSA's lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

     APSA also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers' operations. Administration fees are recognized monthly when earned.

     In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

     In September 2000, APSA completed the acquisition of the 99.99% equity interest of Fibesa, a related company. Fibesa acts as its leasing agent for the retail space available in all of its shopping centers. Fibesa's revenues are derived primarily from success fees calculated as a percentage of the final rental income value for the lessee. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when the related lease contract has been signed by both parties.

     Sales and development properties

     APSA generally enters into purchase and sale agreements with purchasers of units in its residential development properties prior to the commencement of construction. Pursuant to this strategy, APSA initiates its marketing and sales efforts on the basis of already-commissioned architectural designs and model units. Purchasers reserve units and subsequently enter into fixed price contracts paying approximately 5% of the purchase price and agreeing, generally, to pay monthly equal installments over an agreed-upon construction period for an additional 15% of the purchase price. The balance of the purchase price is due upon delivery of the constructed and completed unit.

     Construction of such residential development properties is done pursuant to "turnkey" contracts with major Argentine and other Latin American construction companies that provide for construction to be completed within a prescribed period and budget.

     APSA records revenue from the sale of properties when all of the following criteria are met:

     o    the sale has been consummated;

     o APSA has determined that the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

     o    APSA' s receivable is not subject to future subordination; and

     o APSA has transferred to the buyer the risk of ownership, and has not a continuing involvement in the property.

     APSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. APSA does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

     The percentage-of-completion method of accounting requires that APSA prepares budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties/units. Changes to estimated costs of completion are generally incorporated into revised estimates during the contract period.

     Credit card operations

     Revenues derived from credit card transaction consist of commissions and financing revenues. Commissions are recognized at the time the merchants' transactions are processed, and financing revenues are recognized when earned.

     E-commerce activities

     APSA primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an internet joint venture between us and Telefonica de Argentina S.A. E-Commerce Latina owns Altocity.Com S.A., a development stage company. Altocity.Com S.A. primarily derives its revenues from monthly maintenance fees charges to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorship. APSA accounts for its indirect investment in Altocity.Com S.A. under the equity method of accounting.

     For the years ended June 30, 2002 and 2001, net revenues from Altocity.Com S.A. totaled Ps. 1.3 million and Ps. 2.0 million, and had a net loss of Ps. 15.1 million and Ps. 11.4 million, respectively.

     In addition, APSA holds an interest in Alto Invest, a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated its revenues primarily from advertising fees and commissions charged to customers for online trading. Effective May 2001, Alto Invest ceased all operations.

     All revenues are stated net of taxes levied on sales.

     APSA MANAGEMENT'S ASSESSMENT OF IMPAIRMENT OF LONG-LIVED ASSETS

     We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Impairments are allocated to the results of the year. We determine the fair market value primarily using independent appraisals and utilizing anticipated cash flows discounted at a rate commensurate with the risk involved.

     We believe that the accounting estimate related to asset impairment is a "critical accounting estimate" because:

it is highly susceptible to change from period to period because it requires company management and/or independent appraisers to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices; and

     o because the impact that recognizing an impairment would have on assets reported on our balance sheet as well as on the results of our operations could be material. Independent appraisals about future sales prices and future vacancy rates require significant judgment because actual sales prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

     We reviewed our assets related to leases and services and sales and development properties segments for impairments as of June 30, 2002, due to the continued deterioration of the Argentine economy and the Argentine government's adoption of economic measures that could affect our future revenues. Assets related to those two segments represent approximately 94% of our total long-lived assets. As mentioned in our consolidated financial statement as of June 30, 2002 we accounted for an impairment since the independent appraisals of the assets described in Notes 4.d. and 4.e. were less than their recorded values.

     Valuation of shopping centers was performed according to the "rent value method". We calculated discount rates considering each property's location, competition in its market, its historical vacancy rates and cash flow. The average discount rate we used was 16.6%, the average price per square meter was Ps. 5.685, approximately US$ 1.516, and the average vacancy rate was 4.7%. The performance of a sensitivity analysis which reduced prices per square meter by 5%, resulted in an increased impairment accounted for as of June 30, 2002 equal to Ps. 29.5 million.

     We used the "open market method" for the valuation of the land reserve and non current inventories. In the January - June period there were no significant real estate transactions in the market due to the Argentine macroeconomic crisis and to the restrictions on cash transactions imposed by the current government. Therefore, no reference values for this kind of transactions could be used. The reserve land that the Company owns constitutes a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito, Rosario and Neuquen are the biggest participation in APSA's portfolio.

     The above-mentioned impairment amounts to a loss of Ps. 29.5 million which affects the balance sheet lines "Non Current Inventories, net" and "Fixed Assets, net", reducing the value of our total assets by approximately 2.9%. This impairment would have resulted in a net loss of 69.6% for the year ended June 30, 2002.

     OPERATING COSTS AND EXPENSES

     Leases and services

     APSA's most significant costs and expenses are (i) depreciation and amortization, (ii) taxes, both federal and local, contributions and services and
(iii) parking lots maintenance costs.

     Sales and development properties

     APSA's most significant costs and expenses are (i) all direct contracts costs such as land, materials and construction fees associated with development properties and (ii) capitalized interest costs. Costs and expenses principally consist of the Torres de Abasto construction project, a residential apartment complex located near the Abasto Shopping Center.

     Credit Card operations

     APSA's most significant costs and expenses are (i) salaries and related bonuses, (ii) taxes, both federal and local, contributions and services and
(iii) commissions and interest.


RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

     SALES

     Sales decreased by 25.7%, from Ps. 228.6 million during fiscal year 2001 to Ps. 169.8 million during fiscal year 2002 due to a 28.4% reduction in leases and services revenues (from Ps. 175.1 million to Ps. 125.5 million), a 69.1% reduction in sales of properties (from Ps. 11.5 million to Ps. 3.6 million) and a 2.7% reduction in sales from credit card operation (from Ps. 41.9 million to Ps. 40.8 million).

     The reduction in leases and services revenues is mainly due to the economic recession undergone by Argentina for more than 4 years, which has affected consumption, the main variable of our business. As a result, our tenants have suffered a decrease in their sales representing a reduction both in occupancy rates and in minimum lease and key money revenues. The overall occupancy rate in our shopping centers fell from 94.4% as of June 30, 2001 to 92.4% as of June 30, 2002.

     The reduction in sales of properties, related mainly to Torres de Abasto, is attributable to the lower inventory available during the fiscal year 2002, which included only 39 units for sale as opposed to the 135 units existing at the beginning of fiscal year 2001.

     The fall in sales from credit card operation is mainly a result of the consumption reduction, despite the higher number of cards issued during the fiscal year, the average credit portfolio and the volume of sales performed with the card and thus the revenues of this segment suffered a slight fall.

                                                             FISCAL YEARS
                                                            ENDED JUNE 30,
                                                    -----------------------------
                                                         2002             2001
                                                    -----------------------------
                                                         (IN THOUSANDS OF PS.)
        Leases and services..................         125,471.2        175,139.3
        Sales and development properties.....           3,562.5         11,530.7
        Credit card operations...............          40,794.2         41,945.1
                                                    -----------      -----------
            Total net sales..................         169,827.9        228,615.0

     COSTS

     Total costs registered a 12.1% decrease, from Ps. 97.1 million during fiscal year 2001 to Ps. 85.3 million during fiscal year 2002.

     Leases and services costs registered a 2.1% decrease, from Ps. 70.6 million during fiscal year 2001 to Ps. 69.1 million during the fiscal year 2002. In spite of such situation, during this fiscal year we experienced a once-off loss of Ps. 10.5 million in connection with expenses charges billed to our tenants which were not recovered. Excluding such charges, leases and services costs decrease 16.9%, main cutbacks include taxes, rates, contributions and services reductions as a result of changes to the tax legislation which now imposes a VAT charge to commercial leases, allowing us to use the VAT tax credit previously identified as loss.

     Cost from sales of properties decreased by 61.8%, from Ps. 12.6 million in fiscal year 2001 to Ps. 4.8 million in fiscal year 2002, as a result of the reduction in sales mentioned above.

         The cost from credit card operation decreased by 18.2% from Ps. 14.0 million in fiscal year 2001 to Ps. 11.4 million in fiscal year 2002, as a result of the reduction in the level of activity.

                                                             FISCAL YEARS
                                                            ENDED JUNE 30,
                                                    -----------------------------
                                                         2002             2001
                                                    -----------------------------
                                                       (IN THOUSANDS OF PS.))
           Leases and services................       (69,108.5)       (70,597.8)
           Sales and development properties...        (4,803.7)       (12,566.5)
           Credit card operations.............       (11,429.5)       (13,977.9)
                                                    ----------       ----------
               Total costs....................       (85,341.7)       (97,142.2)


     GROSS PROFIT

     As a result of the factors mentioned above, gross profit decreased by 35.7%, recording an income of Ps. 131.5 million for the fiscal year ended June 30, 2001 against Ps. 84.5 for fiscal year 2002.

     Gross profit, calculated in terms of total sales percentage, fell from 57.5% during fiscal year 2001 to 49.7% during fiscal year 2002. Gross profit from leases and services, calculated in terms of leases and services sales percentage, fell from 59.7% during fiscal year 2001 to 44.9% during fiscal year 2002. Sales of properties gross loss, calculated as a percentage of sales of properties, increased from 9.0% during fiscal year 2001 to 34.8% during fiscal year 2002. Credit cards operations gross profit, calculated as a percentage of sales of credit cards operations, rose from 66.7% during fiscal year 2001 to 72.0% during fiscal year 2002.

                                                             FISCAL YEARS
                                                            ENDED JUNE 30,
                                                    -----------------------------
                                                         2002             2001
                                                    -----------------------------
                                                       (IN THOUSANDS OF PS.)
           Leases and services..................       56,362.7        104,541.4
           Sales and development properties.....       (1,241.2)        (1,035.8)
           Credit card operations...............       29,364.6         27,967.2
                                                    -----------      -----------
               Total gross profit...............       84,486.2        131,472.8



     SELLING EXPENSES

     Selling expenses registered an 87.4%, growth from Ps. 27.6 million in fiscal year 2001 to Ps. 51.7 million in fiscal year 2002. The increase results mainly from the 161.7% increase in the allowance for doubtful accounts, from Ps.
18.0 million during fiscal year 2001 to Ps. 47.0 million during fiscal year 2002. Excluding the allowance for doubtful accounts, selling expenses decreased by 51.0% mainly due to a 43.7% reduction in advertising charges and 64.7% in salaries and bonuses.

     Selling expenses, calculated in terms of total sales percentage increased from 12.1% during the fiscal year ended June 30, 2001 to 30.4% during the fiscal year ended June 30, 2002.

     ADMINISTRATIVE EXPENSES

     Administrative expenses registered a 26.7% fall from Ps. 30.8 million during fiscal year 2001 to Ps. 22.6 million during fiscal year 2002, basically as a result of the reduction in salary, bonuses, social security contributions, taxes, rates, contributions and services.

     Administrative expenses, calculated as a percentage of total sales, fell from 13.5% during fiscal year 2001 to 13.3% during fiscal year 2002.

     TORRES DE ABASTO UNIT CONTRACTS' RESCISSIONS

     The results of purchasers recessions of sales contracts registered a Ps.
0.08 million increase, surging from a Ps. 0.03 million loss during fiscal year 2001 to a profit of Ps. 0.05 million during fiscal year 2002.

     NET (LOSS) INCOME IN CREDIT CARD TRUST

     Net (loss) Income in credit card trust registered a Ps. 5.7 million decrease, going from a Ps. 2.1 million profit in the fiscal year ended June 30, 2001 to a Ps. 3.6 million loss during the fiscal year ended June 30, 2002, as a result of an increase in bad debtors concerning financial trust issuance under Tarshop S.A. securitization programs.

     OPERATING INCOME

     As a result of the factors mentioned above, the operating income decreased by 91.1%, recording a profit of Ps. 75.1 million during fiscal year 2001 against a profit of Ps. 6.6 million during fiscal year 2002. The operating income measured in terms of total sales decreased from 32.8% during fiscal year 2001 to 3.9% during fiscal year 2002.

     NET LOSS IN EQUITY INVESTMENTS

     The result stemming from the interests in Perez Cuesta S.A.C.I. and E-Commerce Latina S.A. registered a 54.9% decrease, from a Ps. 3.0 million loss during fiscal year 2001 to a Ps. 4.7 million loss during fiscal year 2002, mainly due to the loss registered in E-Commerce Latina S.A., where we currently hold a 50% interest.

     FINANCIAL RESULTS, NET

     Net financial results recorded a 38.4% decrease, from a Ps. 63.1 million loss during fiscal year 2001 to a Ps. 38.9 million loss during fiscal year 2002, as a result of the income generated as a result of inflation exposure partially compensated due to (a) a higher average indebtedness cost during fiscal year 2002, (b) a higher average of financial indebtedness level in fiscal year 2002 than in fiscal year 2001, (c) the application on debts converted to pesos of the CER which by June 30, 2002 amounted to approximately 25% and (d) the impairment of long-lived assets for Ps. 55.8 million.

     OTHER EXPENSES NET

     Other expenses, net registered a decrease of Ps. 9.4 million, from a Ps.
0.3 million loss during fiscal year 2002 to a Ps. 9.6 million loss during fiscal year 2002 mainly due to the Ps. 6.0 million contingencies provision, in connection with a legal action filed by Carrefour supermarket regarding the construction of Paseo Alcorta.

     (LOSS) INCOME BEFORE TAXES AND MINORITY INTEREST

     As a result of the factors described above, the (loss) income before taxes and minority interest suffered a Ps. 55.3 million decrease, recording a Ps. 46.6 million loss during fiscal year 2002 against a Ps. 8.7 million income during fiscal year 2001.

     INCOME TAX

     Income tax charges decreased by 45.2% from Ps. 2.4 million during fiscal year 2001 to Ps. 1.3 million during fiscal year 2002.

     MINORITY INTEREST

     Minority interest registered a Ps. 6.3 million increase, from a Ps. 0.8 million loss during fiscal year 2001 to a Ps. 5.5 million profit during fiscal year 2002.

     NET (LOSS) INCOME

     As a result of the factors explained above, the net (loss) income for the period registered a Ps. 47.9 million decrease, from a Ps. 5.5 million profit for fiscal year 2001 to a loss of Ps. 42.4 million for fiscal year 2002.

RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

     SALES

     Sales increased by 5.0% from Ps. 217.8 million during the fiscal year 2000 to Ps. 228.6 million during fiscal year 2001, mainly due to an increase by 58.9% in sales from credit cards (from Ps. 26.4 million to Ps. 41.9 million) and an increase in sales of properties by 16.6% (from Ps. 9.9 million to Ps. 11.5 million), partly offset by a 3.5% decrease in sales from leases and services (from Ps. 181.5 million to Ps. 175.1 million).

     The increased sales from credit card operations are attributable to the opening of new points of sale for the marketing and selling of our branded credit card "Tarjeta Shopping" outside our shopping centers, and to the brand's positioning derived from an active commercial approach in shopping centers such as Abasto Shopping, Alto Avellaneda, Alto Palermo Shopping and Paseo Alcorta. Consequently, the amount of credit cards issued increased by 72.7%. Nearly 79,900 credit cards were issued as of June 30, 2000 compared with approximately 137,990 as of June 30, 2001.

     Despite the adverse economic environment in Argentina, APSA pursued an aggressive sales policy which contributed to the increase in sales of development properties, primarily associated with Torres de Abasto, resulting in the sale of 96 additional units.

     The decrease in sales from leases and services is essentially due to a drop in our shopping centers' occupancy rate by 2.4%, thus decreasing from 96.76% as of June 30, 2000, to 94.36% as of June 30, 2001.



                                                             FISCAL YEARS
                                                            ENDED JUNE 30,
                                                    -----------------------------
                                                         2002             2001
                                                    -----------------------------
                                                       (IN THOUSANDS OF PS.)
            Leases and services...............        175,139.3       181,545.2
            Sales and development properties..         11,530.7         9,893.0
            Credit card operations............         41,945.1        26,392.4
                                                    -----------    -------------
                Total sales...................        228,615.0       217,830.5

         COSTS

     Total costs increased by 9.2%, from Ps. 89.0 million in fiscal year 2000 to Ps. 97.1 million in fiscal year 2001.

     Costs associated with leases and services increased by 1.1%, from Ps. 69.8 million in fiscal year 2000 to Ps. 70.6 million in fiscal year 2001, primarily due to increased depreciation and amortization and parking lots' expenses. Such increase was partly offset by contracted taxes, both local and federal, contributions and services.

     Costs associated with the sale and development of properties increased by 20.9%, from Ps. 10.4 million in fiscal year 2000 to Ps. 12.6 million in fiscal year 2001, attributable to the increase in sales referred to above.

     Costs associated with credit card operations increased by 60.0%, from Ps.
8.7 million during fiscal year 2000 to Ps. 14.0 million during fiscal year 2001, due to an increased activity.

                                                             FISCAL YEARS
                                                            ENDED JUNE 30,
                                                    -----------------------------
                                                         2002             2001
                                                    -----------------------------
                                                       (IN THOUSANDS OF PS.)
                 Leases and services................     70,597.8       69,824.3
                 Sales and development properties...     12,566.5       10,397.0
                 Credit card operations.............     13,977.9        8,734.3
                                                      -----------     ----------
                     Total costs....................     97,142.2       88,955.6


     GROSS PROFIT

     As a result of the factors discussed above, total gross profit increased by 2.0%, from Ps. 128.9 million in fiscal year 2000 to Ps. 131.5 million in fiscal year 2001.

     Gross profit, as a percentage of total revenues, decreased from 59.2% in fiscal year 2000 to 57.5% in fiscal year 2001. Gross profit from leases and services, as a percentage of respective revenues, decreased from 61.5% in fiscal year 2000 to 59.7% in fiscal year 2001. The gross loss in the sales and development properties segment, as a percentage of respective revenues, rose from 5.1% in fiscal year 2000 to 9.0% in fiscal year 2001. Gross profit from credit card operations, as a percentage of respective revenues, decreased from 66.9% in year 2000 to 66.7% in year 2001.

                                                                FISCAL YEARS
                                                               ENDED JUNE 30,
                                                       -----------------------------
                                                            2002             2001
                                                       -----------------------------
                                                          (IN THOUSANDS OF PS.)

                Leases and services..................    104,541.4        111,720.8
                Sales and development properties.....     (1,035.8)          (504.0)
                Credit card operations...............     27,967.2        (17,658.1)
                                                       ---------------   ----------
                    Total gross profit...............    131,472.8        128,874.9


     SELLING EXPENSES

     Selling expenses decreased by 38.4%, from Ps. 44.8 million in fiscal year 2000 to Ps. 27.6 million in fiscal year 2001. The decreased was mainly due to:
(i) a decrease in the allowance for doubtful accounts by 8.5%, from Ps. 19.6 million during fiscal year 2000 to Ps. 18.0 million during fiscal year 2001, out of which Ps. 15.3 million and Ps. 12.0 million are related to defaulting receivables from our shopping center operations during fiscal years 2000 and 2001 respectively; (ii) a decrease in advertising expenses by 71.8%, from Ps. 20.0 million in fiscal year 2000 to Ps.
5.6 million in fiscal year 2001, primarily related to the discontinuance of the Altochecks promotion launched during fiscal year 2000. Advertising expenses from credit card operations represent 75.9% of the total advertising expenses during fiscal year 2001 and 11.36% during fiscal year 2000; and (iii) a permanent decrease in the amount paid for fees and services by 99.6%, from Ps. 1.8 million in fiscal year 2000 to Ps. 0.006 million during fiscal year 2001.

     Selling expenses, as a percentage of total revenues, decreased from 20.6% in fiscal year 2000 to 12.1% in fiscal year 2001.

     ADMINISTRATIVE EXPENSES

     Administrative expenses increased by 11.7%, from Ps. 27.6 million in fiscal year 2000 to Ps. 30.8 million in fiscal year 2001, principally due to higher credit card issuances.

     Administrative expenses related to APSA's credit card operations increased by 75.12%, from Ps. 6.7 million in fiscal year 2000 to Ps. 11.7 million in fiscal year 2001, attributable to higher salaries, bonuses and fees. Excluding the effect of credit card operations, administrative expenses decreased by 8.6% due to salaries and bonuses cuts.

     Administrative expenses, as a percentage of total revenues, increased from 12.7% in fiscal year 2000 to 13.5% in fiscal year 2001.

     TORRES DE ABASTO UNIT CONTRACTS' RESCISSIONS.

     During fiscal year 2000, APSA suffered a loss of Ps. 3.4 million as a consequence of the rescission of certain Torres de Abasto sales contracts due to the failure of purchasers to fulfill their obligations. APSA experienced non-significant rescissions during fiscal year 2001, amounting to Ps. 0.03 million.

     OPERATING INCOME

     As a result of the foregoing, operating income increased by 40.0%, from Ps.
53.6 million in fiscal year 2000 to Ps. 75.1 million in fiscal year 2001. Operating margin as a percentage of total revenues increased from 24.6% in fiscal year 2000 to 32.8% in fiscal year 2001.

     NET LOSS IN EQUITY INVESTMENTS

     Net loss in equity investments represents our share of the earnings or losses of investee companies. As of June 30, 2001, APSA owns a 18.9% interest in Perez Cuesta S.A.C.I. and a 49% in Altocity.Com S.A. through a 50% interest in E-Commerce Latina. As of June 30, 2000, APSA owned a 25% interest in Perez Cuesta S.A.C.I. and a 49% in Altocity.Com S.A. through a 50% interest in E-Commerce Latina. Net loss in equity investments increased from Ps. 0.04 million in fiscal 2000 to Ps. 3.0 million in fiscal year 2001 due to the negative results as well as the dilute of the equity interest in Perez Cuesta S.A.C.I. from 25% as of June 30, 2000 to 18.9% as of June 30, 2001.

     NET INCOME IN CREDIT CARD TRUST

     Net income in credit card trust increased by 293.8% from Ps. 0.5 million in fiscal year 2000 to Ps. 2.1 million in fiscal year 2001 mainly due to the implementation of new securitization series of the Tarshop S.A. securitization program.

     FINANCIAL RESULTS, NET

     Financial Results, net increased the loss by 27.3%, from Ps. 49.6 million loss in fiscal year 2000 to Ps. 63.1 million loss in fiscal year 2001. Financial income generated by assets increased by 81.0%, from Ps. 1.8 million in fiscal year 2000 to Ps. 3.2 million in fiscal year 2001, due to increased interest in arrears collected. In addition, financial expense generated by liabilities increased by 29.1%, from Ps. 51.4 million in fiscal year 2000 to Ps. 66.3 million in fiscal year 2001, primarily attributable to higher interest expense from Ps. 50.1 million in fiscal year 2000 to Ps. 65.9 million in fiscal 2001 reflecting a higher average financial cost in fiscal year 2001.

     OTHER EXPENSE, NET

     Other expense, net decreased from Ps. 0.9 million in fiscal year 2000 to Ps. 0.2 million in fiscal year 2001, reflecting the net effect of a gain from early redemption of debt and an allowance for doubtful mortgage receivables. During the third quarter of fiscal year 2001, APSA redeemed a portion of the senior notes and the notes (US$ 2.5 million and Ps. 35.3 million, respectively) at 100% and different prices below par plus accrued interest, respectively. In connection with the redemption, APSA recorded a gain of Ps. 3.5 million (Ps. 2.2 million, after tax). Such gain is net of a charge of Ps. 1.0 million relating to the amortization of deferred financing costs associated with the redeemed obligations. This gain was partially offset by Ps. 1.8 million relating to the allowance for doubtful mortgage receivables.

     INCOME BEFORE TAXES AND MINORITY INTEREST

     As a result of the foregoing, income before taxes and minority interest increased by 176.0%, from Ps. 3.1 million in fiscal year 2000 to Ps. 8.7 million in fiscal year 2001.

     INCOME TAX

     Income tax decreased 71.8% from Ps. 8.3 million in fiscal year 2000 to Ps.
2.4 million in fiscal year 2001. Our effective tax rate in fiscal year 2001 was 27.2% and 265.9% in fiscal year 2000 while the statutory rate for those periods was of 35.0%. APSA does not recognize deferred taxes. The difference between the statutory rate and the effective rate is due to the allocation of temporary differences.

     MINORITY INTEREST

     Minority interest represents the shareholdings of third-parties in APSA's controlled subsidiaries. Minority interest increased from Ps. 0.4 million in fiscal year 2000 to Ps. 0.8 million in fiscal year 2001.

     NET INCOME (LOSS)

     Net income (loss) increased 198.0% from a loss of Ps. 5.6 million in fiscal year 2000 to a gain of Ps. 5.5 million in fiscal year 2001.


LIQUIDITY AND CAPITAL RESOURCES

     APSA's principal liquidity and capital resources requirements include:

o    the acquisition of shopping centers;

o    the development of new shopping centers;

o    the improvement of existing shopping centers;

o    the development of residential properties for sale;

o    working capital needs; and

o the maintenance of cash and other liquid assets to enable APSA to take advantage of the acquisition and development opportunities as they arise.

     APSA has basically relied upon equity and debt financing to finance its cash and working capital requirements and expects to satisfy its liquidity and capital resources needs with funds from transactions to the extent that income from rents increases.

     As of June 30, 2002, APSA had cash and cash equivalents totaling Ps. 14.6 million, an decrease of 22.4% from Ps. 18.9 million of cash and cash equivalents held as of June 30, 2001. This decrease primarily resulted from its financing activities partiality offset by an increase in our operating activities.

     Likewise, as of June 30, 2002 APSA had credit arrangements, additional to the credit lines already used, with banking institutions for Ps. 14.9 million, although it cannot give any assurance that it will be able to effectively use such credit lines given the current conditions of the Argentine economy.

     APSA's operating activities resulted in net cash inflows of Ps. 47.9 million, Ps. 28.3 million and Ps. 85.7 million for fiscal years 2002, 2001 and 2000, respectively. Net cash inflows for fiscal year 2002 increased as compared to fiscal year ended June 30, 2001, primarily due to the increase in trade accounts payable, taxes payable and accrued interest.

       As to the increase in fiscal year 2001 as compared to fiscal year 2000, the significant differences result from a decreased need to finance its working capital and an increase in the sales of apartments in the Torres del Abasto project.

     APSA's investing activities reached Ps. 3.3 million, Ps. 48.6 million and Ps. 48.1 million for fiscal years 2002, 2001 and 2000, respectively. APSA expects to generate regularly fixed assets. The net cash used in investing activities was Ps. 48.1 million and Ps. 316.3 million for fiscal years 2000 and 1999, respectively. In those years acquisitions or investment in existing properties has been made for Ps. 41.0 million and 296.0 million, respectively. Acquisitions and investment charges paid were Ps. 6.9 and Ps. 20.3 for those years as well.

     APSA's net cash (used) provided by financing activities were Ps. (48.8) million for fiscal year 2002, which were produced due a collateral integration of Ps. 97.8 million, a debt payment of Ps. 61.2 million, the repurchase of notes for Ps. 30.0 million, which were partially offset by Ps. 109.6 million intercompany debt obtaining and Ps. 28.8 million as a result of new loans.

     APSA's net cash provided by financing activities of Ps. 25.7 million for fiscal year 2001 was primarily due to an increase in indebtedness by Ps. 300.0 million as a result of the issue of notes in January 2001 and other short-term indebtedness, partially offset by repayment of short-term and long-term financial debt, including the repurchase of convertible notes under the issues of April 2000 and January 2001 for an aggregate amount of Ps. 270.2 million.

     APSA'S INDEBTEDNESS

     On January 18, 2001, APSA issued, together with its wholly-owned subsidiary, Shopping Alto Palermo SA, US$ 120.0 million of secured senior notes due on January 13, 2005 in three classes: (i) US$ 40.0 million of Class A-2 notes, issued individually by Alto Palermo S.A. (APSA), due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$ 5.0 million of Class B-1 notes, issued by Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A., due January 13, 2005, at a 90-day LIBOR plus 475 basis points, and (iii) US$ 75.0 million of Class B-2 notes, issued by Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A., maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points. The proceeds from the issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. Additionally, during the third quarter of the fiscal year 2001, APSA redeemed US$ 2.5 million of the Class A-2 notes at 100% of par value. The payment of the total amount of the senior secured notes is guaranteed by a Trust Agreement pursuant to which all of the shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 among APSA and Ritelco, as shareholders of SAPSA and as Trustors, RioTrust S.A., as Trustee, and the holders of the senior secured notes' Beneficiaries.

     Interest on both classes are paid on a quarterly basis as from April 18, 2001.

     On April 7, 2000, APSA issued Ps. 85.0 million of unsecured notes due April 7, 2005 at a 14.875% annual rate payable semiannually. Proceeds from this issuance were used to repay certain outstanding syndicated loan and other short-term financial debt. During March and December 2001, APSA redeemed Ps.
18.1 million and Ps. 15.5 million respectively at different prices below par, and during July and August, 2002, APSA redeemed Ps. 1,1 million of notes below par; therefore, subtracting its holding, the aggregate amount owned by it for such notes as of September 30, 2002 is of Ps. 50.3 million.

     On March 30, 2000, in connection with the issue of unsecured notes for a par value of Ps. 85 million due in 2005, APSA entered into a swap agreement with Morgan Guaranty Trust to cover and reduce the interest rate of such notes, converting part of the Peso-denominated fixed rate debt into U.S. dollar-denominated floating rate debt. However, due to the economic situation, the political instability and the depreciation of the Argentine public debt, there was a negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, APSA converted its Peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for an amount of US$ 69.1 million due in March 2005, and we were required to make as collateral a deposit of US$ 50 million with the counterparty. As of June 30, 2002, interest rate payable was at a floating rate of 2.3% in U.S. dollars and interest rate receivable was at a fixed rate of 10% in Pesos. APSA is not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. dollar. Thus, a continuous devaluation on the Peso and/or an increase in interest rates would significantly increase its losses.

     In order to finance the US$50 million collateral deposit and the subsequent transactions related to the swap, APSA entered into loan agreements with us and Parque Arauco S.A. As of June 30, 2002 APSA's debt with us and Parque Arauco S.A. in concept of those loan agreements was Ps. 40.6 million and Ps. 20.4 million respectively. The existing loans contributed by us and Parque Arauco, were used by us to subscribe to part of the convertible notes issued by APSA. From the US$ 50.0 million issuance, our Company and Parque Arauco subscribed US$
27.2 million and US$ 15.2 million respectively.

     As of. September 30, 2001, APSA began not to be in compliance with certain financial covenants with respect to the US$ 120 million senior secured notes due in 2005 and the Ps. 85 million unsecured notes due in 2005. Therefore and considering that this event does not entail the impossibility of regularly performing its obligations which is rather a direct consequence of the general economic situation its board of directors called a special bondholders meeting for the US$ 120 million secured senior notes where it obtained the limited waiver with respect to such covenant violations until the submission of the financial statements dated December 31, 2002. No such waiver was obtained with respect to the unsecured notes for Ps. 85 million, and as a result, APSA is not able to incur any additional indebtedness for so long as such financial covenant violation is in existence.

     Due to the continuing effects of the economic recession the lack of availability of financing resources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, our operations and financial condition have been severely impaired.

     Apart from not being in compliance with certain financial covenant above mentioned, on January 14, 2002, there were payments scheduled for about Ps. 19.3 million of Classes A and B secured senior notes. However, on January 16, 2002 and March 15, 2002, the holders of Class A and B secured senior notes unanimously approved certain waivers and deferrals of accrued interests and scheduled principal payments until July 17, 2002.

     This extension was approved subject to the signing of the subordination agreement between us Parque Arauco S.A. and Citibank the administrative agent of the senior secured notes, in which Parque Arauco S.A.'s shareholders agreed to subordinate the payment of the loans granted to APSA to the prior payment of the senior secured notes and APSA's short term debt.

     On June 24, 2002, APSA agreed with the holders of its senior secured notes, that it would pay all interest owed and the amortization coupon which originally matured in January 2002, prior to July 17, 2002. Such payment would receive an approximately 20% discount or be carried out through the purchase of rescheduled time deposits, which allow for a similar discount. Moreover, full payment of APSA's short term debt was agreed upon with the banks under these same terms. As of July 17, 2002, all interest owed and the amortization coupon that matured in January 2002, had been fully paid.

     On July 19, 2002, APSA issued the series I of convertible notes which have the option to be converted into common stock for up to US$ 50 million. The offer was subscribed for the full US$ 50 million.

     The convertible notes issued are convertible into common stock of up to the holder's option. The issue conditions include a conversion price of US$ 0.0324, which means that every convertible note is potentially convertible for 30.864 shares of Ps. 0.10 face value each, the accrual of a 10% annual interest rate payable semi-annually and a subscription price of 100% of the principal amount of the convertible note. Maturities were fixed for July 19, 2006. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent.

     In case of all the bondholders convert the convertible notes APSA's capital would extend from 700,000,000 shares to 2,243,209,877 shares.

     The issue of the convertible notes has allowed APSA to pay an important portion of its existing debt. The funds obtained have been allocated to the full repayment of (i) loans from APSA's major shareholders (we and Parque Arauco S.A.) which, as of June 30, 2002, came up to approximately Ps. 61.0 million,
(ii) short-term bank debt for the total amount of Ps. 39.0 million, and (iii) the amount of Ps. 64.9 million (plus the accrued CER adjustment) of the senior secured notes. Regarding the loans APSA had with its shareholders, these were used for the subscription of the convertible notes. In the case of the secured senior notes repurchase and short-term bank debt repayments, APSA obtained discounts for up to 25%.

     The Public Emergency Law, enacted on January 6, 2002 and Decree No. 214 of the National Executive Branch established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. dollars or any other foreign currency at the exchange rate of Ps. 1.00 = 1.00 U.S. dollar (US$ 1.00). In APSA, the pesification of debts basically affected the secured senior notes (US$ 117.5 million short-term bank debt (US$ 44.6 million) and the loans with our majority shareholders. Such agreements and loans, have been adjusted as from February 3, 2002 by the Reference Stabilization Index (CER) which is calculated and published daily by the Argentine Central Bank and its purpose is to adjust the obligations according to the evolution of the retail price index. Thus if there were a severe inflationary process, our debt would be significantly increased.

     In connection with the interest rates, Central Bank Communication "A" 3507 I dated March 13, 2002 established a fixed interest rate between 6% and 8% to debts issued by companies under argentine law. This resolution affected APSA's secured senior notes (Ps. 117.5 million) and short-term bank debt (Ps. 44.6 million).

     APSA'S CAPITAL EXPENDITURES

     FISCAL YEAR 2002

     During fiscal year 2002 APSA invested approximately Ps. 3.3 million in capital expenditures. APSA made investments for Ps. 3.1 million mainly related to Rosario Project and improvements of its shopping center properties.

     FISCAL YEAR 2001

     In the first quarter of fiscal year 2001, APSA completed the acquisition of the 99.99% equity interest in Fibesa, a related company, engaged in real estate brokerage activities for our shopping centers for total consideration of US$
10.0 million.

     As of April 30, 2001, APSA contributed Ps. 9.8 million in E-Commerce Latina S.A. in order to finance Altocity.Com S.A.'s growth.

     FISCAL YEAR 2000

     In the third quarter of fiscal year 2000, APSA acquired a 61% equity interest in Alto Invest for the minimis consideration. Alto Invest is a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects.

     In January 2000, APSA acquired the remaining 20% equity interest in Tres Ce S.A. for Ps. 4.9 million in cash.

     In July 1999, APSA acquired a 99.9% interest in Inversora del Puerto, a wholly-owned subsidiary of IRSA, for de minims consideration. Inversora del Puerto had no significant activity prior to our acquisition. Thereafter, we contributed Ps. 6.1 million to this company. On the same date, Inversora del Puerto acquired a property located near Paseo Alcorta shopping center for US$
3.7 million, of which US$ 2.1 million was paid in cash and the remaining balance was paid in July 2000.

     In July 1999, APSA acquired a 94.6% interest in Shopping Neuquen for US$
4.2 million in cash. Shopping Neuquen's sole asset comprised of a piece of land with preliminary governmental approval for construction of a shopping center on the site. APSA paid US$ 0.9 million on August 20, 1999, and the remaining US$
3.3 million to be paid on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001. During the last quarter of fiscal year 2001, APSA entered into negotiations with the Municipality of Neuquen to reschedule the original timing of construction. Also, APSA requested permission to sell a portion of the land to third parties. Construction is rescheduled to commence on December 15, 2002 under our new proposed scheme. The proposal is currently being analyzed by governmental authorities. In the event that the proposal is not accepted by the local governmental authorities, the sale may be cancelled and Shopping Neuquen may not recover its original investment. Although APSA anticipates a favorable resolution to our proposal, there can be no assurance as to the final outcome of the negotiations.

     U.S. GAAP RECONCILIATION

     The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are the following: (i) the recognition of revenue for sales of development properties under fixed-priced construction contracts following the percentage-of-completion method under Argentine GAAP while revenue is recognized under the installment method under U.S. GAAP; (ii) the appraisal revaluation of certain fixed assets under Argentine GAAP while fixed assets are valued at cost under U.S. GAAP; (iii) the deferral of certain preoperating and advertising expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP; (iv) the treatment of expenses incurred for the development of web sites under the provisions of EITF 00-2; (v) the treatment of expenses incurred for the development and acquisition of software under the provisions of SOP 98-1; (vi) the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired; (vii) the impact of certain U.S. GAAP adjustments on the Company's equity investees; (viii) the accounting for changes in interest in unconsolidated affiliated companies; (ix) the accounting for changes in interest in consolidated affiliated companies; (x) the accounting for stock option agreements; (xi) the accounting for securitized credit card receivables in accordance with SFAS No. 140; (xii) the accounting for available-for-sale securities; (xiii) the deferral of certain costs under Argentine GAAP which are expensed as incurred under U.S. GAAP; (xiv) the amortization of fees related to the Senior Notes; (xv) the accounting for derivatives and hedging activities; (xvi) the application of SFAS No 109 "Deferred Income Taxes" and (xvii) the effect on minority interest of the foregoing reconciling items. In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 15 to the Financial Statements included elsewhere in this annual report for details.

     Net income (loss) under Argentine GAAP for the years ended June 30, 2002, 2001 and 2000 was approximately Ps. (42.4) million, Ps. 5.5 million and Ps. (5.6) million, respectively, as compared to approximately Ps. (144.0), Ps. (12.7) million and Ps. 10.3 million, respectively, under U.S. GAAP.

Shareholders' equity under Argentine GAAP as of June 30, 2002, and 2001 was Ps.
601.2 and Ps. 643.6 million, respectively, as compared to Ps. 471.9 and Ps.
617.8 million, respectively, under U.S. GAAP.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     This item is not applicable.

D. TREND INFORMATION

     Development and sale of properties

     We have practically sold all of our developed projects. However, we still have a significant portion of undeveloped land, as we have determined that the Argentine economic recession of the last few years has not presented us with the adequate opportunities to implement such developments. We also have an important amount of undeveloped land ready to use. Further, the current condition of the Argentine financial system, which, as of this date, has significantly worsened, has caused interest rates to increase and imposed significant restrictions upon the accessibility to loans, thus preventing our company from making such investments.

     We still have pending the development of Santa Maria del Plata and Puerto Retiro which we are currently unable to start due to the unavailability of financing and nationwide paralysis of real estate transactions.

     Looking forward to the future, it is evident that the present crisis, which has affected the financial system in particular, will cause further rises in interest rates and restrict access to sources of financing.

     Offices and other non-shopping center rental properties

     The recent economic and legal measures implemented by the Argentine government have forced owners to receive their rental payments in Pesos. These measures not only affect the rental amounts received in terms of U.S. dollars, but, in addition, have caused lessees to reduce their rental expenses and move to less burdensome office spaces as a result of the economic environment in general, and our market, in particular.

     Although we have long term agreements and have had an excellent compliance with monthly payments on part of lessees, the uncertainty prevailing during this last period has caused a drop in demand and a reduction in the space leased by lessees. This, in turn, has given rise to an excess supply in the market, which reduces rental value, thus leading to permanent renegotiations of lease values. The pesification of rental payments, the impossibility of applying indexation clauses to the agreements, the uncertainty with respect to exchange rates and the fear of inflation have caused lessees to be reluctant to enter into U.S. dollar-denominated lease agreements and to be even more reluctant to enter into Peso-denominated lease agreements without indexation clauses. Although currently the interest in eventual leases and the relocation of tenants have considerably increased, we have begun to implement U.S. dollar-denominated lease agreements with a flotation band so that in the case of a downturn in the exchange rate, the parties may renegotiate such leases by mutual agreement.

     Despite this particular situation, our occupancy rate is presently at 65%, which, given the general condition of the depressed market with high vacancy rates, is significant. It is to be further noted that we have applied the CER Index, a coefficient which is being negotiated between owners and tenants, upon the nominal values agreed upon. Notwithstanding the above, there is a shortfall of premium quality office space in Buenos Aires, and, therefore, a future increase in economic activity might entail simultaneous growth in this business segment.

     Shopping centers

     Tenant's sales have remained stable even during this economic crisis as our subsidiary, APSA, has been able to include salable area in its portfolio. The future maturities of APSA's lease agreements are well diversified into the future and occupancy rates are above 92%. Nevertheless, APSA has been experiencing delays in lease payments. This tendency should increase going forward if the new economic plan restrains even more consumption.

     Hotels

     The hotel business in general, and our hotels in particular, will face an extremely difficult 2002. They must compete against both the companies that have income largely in U.S. dollars and the uncertainty and social unrest in Argentina and which negatively affects the inflow of tourists. Moreover, business travel will also be reduced to the extent there are fewer prospects for foreign investments.

     The hotels which have been most adversely affected by the prevailing economic conditions are those located in the city of Buenos Aires (Intercontinental Hotel and Sheraton Libertador Hotel), mainly due to the drop in businessmen and tourists visiting this part of the country. Further, there has been an increase in competition in this segment during the last few years as several international hotel chains have decided to establish hotels in the city of Buenos Aires. Demand is expected to continue at low levels due to the above reasons, and the rapidity of its growth shall depend on the political and economic developments of the next few months.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     COMPOSITION OF THE BOARD OF DIRECTORS

     We are managed by a board of directors which is composed of eight directors and three alternate directors. Our directors and alternate directors are elected for three year terms by our shareholders by a majority vote at a general ordinary shareholders' meeting. Our directors and alternate directors may be reelected indefinitely.

     Our current board of directors was elected at a shareholders' meeting held on November 5, 2002. Our current directors are as follows:

         NAME           DATE OF              OCCUPATION IN IRSA               DATE OF        TERM        CURRENT
                         BIRTH                                                CURRENT     EXPIRATION    POSITION
                        (M/D/Y)                                             APPOINTMENT                HELD SINCE
  -----------------------------------------------------------------------------------------------------------------
  Eduardo S. Elsztain  01/26/1960  chairman, member of the executive           2000         2003         1991
                                   committee and chief executive officer.

 -----------------------------------------------------------------------------------------------------------------
  M. Marcelo Mindlin   01/19/1964  first vice-chairman, executive              2001         2004         1991
                                   vice-president, member of the
                                   executive committee, and chief
                                   financial officer.
  -----------------------------------------------------------------------------------------------------------------
  Saul Zang            12/30/1945  second vice-chairman and member of          2000         2003         1994
                                   the executive committee.
  -----------------------------------------------------------------------------------------------------------------
  Ernesto M. Vines     02/05/1942  director.                                   2000         2003         1991
  -----------------------------------------------------------------------------------------------------------------
  Oscar P. Bergotto    06/19/1943  director, chief treasury officer and        2000         2003         1994
                                   alternate member of the excutive
                                   committee.
  -----------------------------------------------------------------------------------------------------------------
  Fernando A.          01/04/1961  director and chief commercial officer.      2002         2005         1999
  Elsztain

  -----------------------------------------------------------------------------------------------------------------
  A Gabriel Juejati    05/09/1960  director and chief commercial officer.      2002         2005         1999

  -----------------------------------------------------------------------------------------------------------------
  Alejandro G.         31/03/1966  director                                    2001         2004         2001
  Elsztain
  -----------------------------------------------------------------------------------------------------------------
  Salvador D. Bergel   04/17/1932  alternate director.                         2002         2005         1996

  -----------------------------------------------------------------------------------------------------------------
  Juan C. Quintana     06/11/1937  alternate director.                         2002         2005         1996
  Teran
  -----------------------------------------------------------------------------------------------------------------
  Gabriel A.G. Reznik  11/18/1958  alternate director and chief                2002         2005         1999
                                   technical officer.


The following is a brief biographical description of each member of our board of directors:

     EDUARDO S. ELSZTAIN. Mr. Elsztain studied accounting at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Dolphin Fund Management. He is Chairman of the Board of Directors of APSA, SAPSA, Dolphin Fund Management, Hoteles Argentinos and Cresud among others; he is also Vice-Chairman of Banco Hipotecario and E-Commerce Latina S.A. He is Fernando A. Elsztain's cousin and Alejandro G. Elsztain's brother.

     M. MARCELO MINDLIN. Mr. Mindlin obtained a degree in economics from the Universidad de Buenos Aires and a Master Degree in business administration at the Centro de Estudios Macroeconomicos de Buenos Aires. He is the Vice-Chairman of the Board of Directors of APSA, Dolphin Fund Management, Hoteles Argentinos and Cresud; and director of Banco Hipotecario.

     SAUL ZANG. Mr. Zang obtained a degree in law from the Universidad de Buenos Aires. He is founding partner of the law firm Zang, Bergel & Vines. He is also the Second Vice-Chairman of Cresud and Vice-Chairman of Puerto Retiro and Fibesa; a director of APSA, Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.; and alternate director of SAPSA.

     ERNESTO M. VINES. Mr. Vines obtained a degree in law from the Universidad de Buenos Aires. He is a founding partner of the law firm Zang, Bergel & Vines and General Counsel of Banco Hipotecario. He is a director of Cresud and also an alternate director of APSA, Inversora Bolivar and Emprendimientos Recoleta.

     OSCAR P. BERGOTTO. Mr. Bergotto is the Chief Treasury Officer of IRSA since 1991. He has also worked in various other real estate companies. He is an alternate director of APSA and Dolphin Fund Management.

     FERNANDO A. ELSZTAIN. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been our Chief Commercial Officer since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is Chairman of the Board of Directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of APSA, Hoteles Argentinos and Tarshop; and alternate director of Banco Hipotecario and Puerto Retiro among others. He is the cousin of Alejandro Elsztain and Eduardo S. Elsztain.

     A. GABRIEL JUEJATI. Mr. Juejati has been engaged in real estate activities since 1975. He is one of the founding members of Gama Propiedades, an Argentine real estate brokerage company. He is Chairman of Shopping Neuquen, Fibesa, Tarshop and Emprendimientos Recoleta; he is Executive Vice-Chairman of APSA and Vice-Chairman of SAPSA. He is also a director of Brazil Realty, Nuevas Fronteras S.A. and Altocity.Com among others.

     ALEJANDRO G. ELSZTAIN. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Chairman of Inversiones Ganaderas and director of APSA and Cresud. He is the brother of our Chairman Eduardo S. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

     SALVADOR D. BERGEL. Mr. Bergel obtained a degree in law and a Ph.D. in law from the Universidad del Litoral. He is a founding partner of the law firm of Zang, Bergel & Vines and a consultant to Repsol YPF S.A. He is also an alternate director of Cresud.

     JUAN C. QUINTANA TERAN. Mr. Quintana Teran obtained a degree in law from the Universidad de Buenos Aires. He is a consultant of the law firm Zang, Bergel & Vines. He has been Chairman and Judge of the National Court of Appeals of the city of Buenos Aires dealing in commercial matters. He is an alternate director of Cresud, APSA, Banco Hipotecario and Nuevas Fronteras S.A.

     GABRIEL A. G. REZNIK. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He has been working for IRSA since 1992. He formerly worked for an independent construction company in Argentina. He is a director of APSA; Emprendimientos Recoleta, Inversora Bolivar, Puerto Retiro and Nuevas Fronteras S.A. and alternate director of Banco Hipotecario among others.

EMPLOYMENT CONTRACTS WITH OUR DIRECTORS

     We do not have any employment contracts with our directors, except for Messrs Elsztain, Mindlin, Zang and Bergotto, as disclosed further under the "Compensation" caption.

EXECUTIVE COMMITTEE

     Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five directors among which, there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. An alternate member, also selected from the board of directors, serves on the executive committee in the event of a vacancy. As a result of the resignation of Enrique A. Antonini as member of the board of directors and of the executive committee, Mr. Oscar P. Bergotto who was an alternate member assume as member of the executive committee. Therefore, the current members of the Executive Committee are Messrs. Eduardo S. Elsztain, M. Marcelo Mindlin, Saul Zang, and Mr. Oscar Bergotto.

     The executive committee is responsible for the management of the day to day business delegated by the board of directors in accordance with applicable law and our bylaws. Our bbylaws authorize the executive committee to:

     o designate the managers and establish the duties and compensation of such managers;

     o    grant and revoke powers of attorney on behalf of us;

     o hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

     o    enter into contracts related to our business;

     o    manage our assets;

     o enter into loan agreements for our business and set up liens to secure our obligations; and

     o    perform any other acts necessary to manage our day-to-day business.

SUPERVISORY COMMITTEE

     COMPOSITION OF THE SUPERVISORY COMMITTEE

     The supervisory committee (Comision Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the resolutions adopted at shareholders' meetings. The members of the supervisory committee, the syndics, are appointed at the annual general ordinary shareholders' meeting for a term of one year. The supervisory committee is composed of 3 syndics and 3 alternate syndics.

     INFORMATION ABOUT MEMBERS OF THE SUPERVISORY COMMITTEE

     The following table shows information about the Members of our Supervisory Committee, who were elected in the annual general ordinary shareholders' meeting held on November 5, 2002:

                                  DATE OF                OCCUPATION IN IRSA                CURRENT
           NAME AND            BIRTH (M/D/Y)                                            POSITION HELD
           POSITION                                                                         SINCE
--------------------------------------------------------------------------------------------------------
Martin Barbafina                 09/03/1965              syndic.                             1997
--------------------------------------------------------------------------------------------------------
Jose D. Abelovich                07/20/1956              syndic.                             1992
--------------------------------------------------------------------------------------------------------
Marcelo H. Fuxman                11/30/1955              syndic.                             1992
--------------------------------------------------------------------------------------------------------
Corina I. Pando                  12/26/1952              alternate syndic.                   2002
--------------------------------------------------------------------------------------------------------
Diego Niebuhr                    02/10/1953              alternate syndic.                   2002
--------------------------------------------------------------------------------------------------------
Carlos A. Rebay                  05/06/1949              alternate syndic.                   1993


     Set forth below is a brief biographical description of each member of our supervisory committee.

       MARTIN BARBAFINA. Mr. Barbafina obtained a degree in accounting from the Universidad Catolica Argentina. He is a partner of PricewaterhouseCoopers, Buenos Aires, Argentina. He is also a member of the supervisory committee of APSA, Cresud, Metrovias S.A. and Grupo Concesionario del Oeste, among others.

     JOSE D. ABELOVICH. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, Lopez y Cia/PricewaterhouseCoopers, Buenos Aires, Argentina and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory commitees of APSA, SAPSA, Hoteles Argentinos and Inversora Bolivar.

     MARCELO H. FUXMAN. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the supervisory committee of APSA, SAPSA and Inversora Bolivar.

     CORINA I. PANDO. Mrs Pando obtained a degree in accounting from the Universidad de Buenos Aires. She is a partner of of PricewaterhouseCoopers, Buenos Aires, Argentina. She is also a member of the supervisory committee of Ford Argentina S.A., Unilever Argentina S.A. and Massalin Particulares S.A.

     DIEGO NIEBUHR. Mr Niebuhr obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of of PricewaterhouseCoopers, Buenos Aires, Argentina. He is also a member of the supervisory committee of Cresud, Commercial Union S.A., Ford Credit Cia Financiera S.A., Nutricia Bago S.A., Ace Seguros and Epson Argentina S.A.

     CARLOS A. REBAY. Mr. Rebay obtained a degree in accounting and a degree in administration from the Universidad Argentina de la Empresa. He is a partner of PricewaterhouseCoopers, Buenos Aires, Argentina. He is also a member of the supervisory committees of Massalin Particulares S.A., Hart S.A., Tapiales S.A. and AT&T Argentina S.A.

SENIOR MANAGEMENT

     APPOINTMENT OF THE SENIOR MANAGEMENT

     The board of directors appoints and removes the senior management. The senior management performs its duties in accordance with the instructions of the board of directors.

     INFORMATION ABOUT SENIOR MANAGEMENT

     The following table shows information about our current Senior Management:

             NAME                DATE OF BIRTH               POSITION                  CURRENT POSITION
                                   (M/D/Y)                                               HELD SINCE
------------------------------- ----------------    ----------------------------     --------------------

     Eduardo S. Elsztain          01/26/1960        Chief Executive Officer                  1991
     M. Marcelo Mindlin           01/19/1964        Executive Vice-President and        1991 and 2001
                                                    Chief Financial Officer
     Gabriel A. G. Reznik         11/18/1958        Chief Technical Officer                  1992
     A. Gabriel Juejati           05/09/1960        Chief Commercial Officer                 1994
     Fernando A. Elsztain         01/04/1961        Chief Commercial Officer                 1994
     Oscar P. Bergotto            06/19/1943        Chief Treasury Officer                   1991

B. COMPENSATION

     COMPENSATION TO DIRECTORS AND SUPERVISORY COMMITTEE

     Under Argentine law, if the compensation of the members of the Board of Directors and the supervisory committee is not established in the bbylaws of a company, it should be determined by the shareholders meeting. The maximum amount of total compensation of the members of the board of directors and the supervisory committee, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the Company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution.

     When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine corporations law, taking into consideration if the directors perform technical or administrative activities and our fiscal year's results. Once the amounts are determined, they are considered by the shareholders meeting.

     Provisions have been made for compensations of the members of the board of directors for the fiscal year ended 2002, for an amount of Ps. 979,885 as approved by the shareholders meeting held on November 5, 2002. The members of the supervisory committee renounced to collect their fees for the fiscal year ended 2002.

     COMPENSATION TO SENIOR MANAGEMENT.

     We pay our senior management pursuant to a fixed amount established taking into consideration their background, capacity and experience as well as an annual bonus which varies according to their individual performance and our overall results.

     The aggregate cash compensation of our senior management for the fiscal year ended 2002, was Ps. 1,770,187.

     EXECUTIVE EMPLOYMENT AGREEMENTS

     On October 30, 1997, our shareholders authorized us to enter into Master Executive Employment Agreements with Eduardo S. Elsztain, M. Marcelo Mindlin, Saul Zang and Oscar P. Bergotto. The Employment Agreements were executed on December 27, 1997 and our shareholders approved their subscription at an extraordinary shareholders meeting held on April 7, 1998.

     Pursuant to the Employment Agreements, Messrs. Elsztain, Mindlin, Zang and Bergotto will serve in their current capacity as director or senior manager; and are restricted from participating in real estate activities in Argentina that are in the same line of our business.

     Under this employment agreements, Messrs. Elsztain, Mindlin, Zang and Bergotto are entitled to receive from us annual compensation in the aggregate of approximately Ps. 750,000, subject to an annual 4% increase.

     The initial term of this employment agreements is seven years; however, the agreements may be terminated prior to their expiration by us or the relevant executive. If we terminate the employment agreements without cause, we will be liable to the relevant executive for two years of compensation.

     MANAGEMENT OWNERSHIP PLAN

     On October 30, 1997 our shareholders authorized us to enter into a management ownership plan with eight executive officers (the "Beneficiaries"), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the "Participation Shares"), at a purchase price equal to Ps. 1 per share, subject to the implementation of an Equity Participation Agreement ("EPA"). Under Argentine Law, we established a special purpose trust in this connection (the "Trust").

     The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six years. According to the terms of the management ownership plan and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, we were not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares. The Trust will release the shares to the Beneficiaries on the sixth anniversary of the inception of the Trust on a pro rata basis.

     On April 7, 1998, our shareholders, at an extraordinary shareholders' meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. As of June 30, 1998, the EPA had not yet been implemented. On October 1, 1998, we issued 21,090,024 shares to be subscribed by the Beneficiaries and, on August 31, 1999, we and the Beneficiaries entered into a Subscription Agreement pursuant to which the Beneficiaries purchased the abovementioned amount of shares at Ps. 1 per share, in the following proportions: Eduardo S. Elsztain, 56.66%; M. Marcelo Mindlin, 10.00%; Saul Zang, 5.00%; Ricardo Torres, 6.67%; A. Gabriel Juejati, 6.67%; Gabriel A. G. Reznik, 5.00%; Fernando A. Elsztain, 6.67%; and Oscar P. Bergotto, 3.33%.

     On May 31, 2001, we entered into a Confidential Separation Agreement and General Release (the "Agreement") with Ricardo Torres, our former Chief Financial Officer, pursuant to which we and Ricardo Torres set forth our mutual agreement with respect to all matters relating to the Ricardo Torres's resignation and cessation of employment and the Ricardo Torres's release of claims upon the terms set forth therein. In consideration of the mutual promises and agreements, we and Mr. Torres agreed that Mr Torres would resign as chief financial officer, we would pay Mr. Torres a lump sum cash amount equal to Ps. 125,447 and would also be entitled to continued coverage for him and his dependants under our medical and dental plans for a period of up to six months following his termination.

     As the result of the sale and reallocation of Mr. Torres' shares in the trust, the interests of Mr. Eduardo S. Elsztain and Mr. Saul Zang in the shares in the trust increased to 61.66% and 6.67%, respectively.

     According to the terms of the Trust, on October, 2002 were sold 7,718,701 shares of the Beneficiaries. As a result, to date there are only 111,575 shares remaining in hands of the Beneficiaries.

BENEFIT PLANS

     Currently there are no variable compensations; no plans providing for pension, retirement; nor any other kind of compensation or remuneration that the ones described for the members of the board of directors, supervisory committee and senior management.

C. BOARD PRACTICES

BENEFITS UPON TERMINATION OF EMPLOYMENT

     Under the Executive Employment Agreements entered into with Messrs. Eduardo
S. Elsztain, M. Marcelo Mindlin, Saul Zang and Oscar P. Bergotto, if we terminate the Executive Employment Agreements without cause, we will be liable to the relevant executive for two years of compensation.

AUDIT COMMITTEE AND REMUNERATION COMMITTEE

     There is no Audit or Remuneration Committee.

D. EMPLOYEES

     As of October 31, 2002, we had 1,628 employees. Our employees are not represented by any union or other collective bargaining organization except for our Hotel's workers, whom are members of a union. We have never experienced a work stoppage. We believe that our relations with our employees are good.

     The following table sets forth the number of employees in our various businesses at October 31, 2002:


                                                       BRAZILIAN
                            ARGENTINE     VENEZUELAN   REAL        SHOPPING              TELECOMMU-    CREDIT    TOTAL
                            REAL ESTATE   REAL ESTATE  ESTATE       CENTERS    HOTELS     NICATION      CARD     STAFF
                            -----------   -----------  ----------  ---------  --------  ------------  --------  --------
As of June 30, 1999..           213           121          28         761        774         0          203      2,100
As of June 30, 2000..           186           118          34         750        714        43          210      2,055
As of June 30, 2001..           169            0           33         663        660        36          312      1,873
As of June 30, 2002..           150            0           0          600        618        45          226      1,639
As of  October 31, 2002         151            0           0          602        610        45          220      1,628


     The decrease in the number of our employees from June 30, 2000, to June 30, 2001, was due to outsourcing programs. The decrease from June 30, 2001, to June 30, 2002, was due to reorganization programs. As of October 31, 2002, we also had 150 temporary employees working at the shopping centers and 99 working in the hotels.

E. SHARE OWNERSHIP

     SHARE OWNERSHIP OF DIRECTORS, MEMBERS OF THE EXECUTIVE COMMITTEE, MEMBERS OF THE SUPERVISORY COMMITTEE AND SENIOR MANAGEMENT.

     The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, senior management and members of the supervisory committee as of October 31, 2002

       .

NAME                                                             SHARE OWNERSHIP
----                                                             ---------------
                                                     NUMBER OF SHARES            PERCENTAGE(*)
                                                     ----------------            -------------
Eduardo S. Elsztain.........................            64,578,044(1)                31.14
M. Marcelo Mindlin..........................            814,177(2)                   0.39
Saul Zang...................................            498,491(3)                   0.24
Oscar P. Bergotto...........................            3,716(4)                     0.00
Fernando A. Elsztain........................            7,442(5)                     0.00
A Gabriel Juejati...........................            7,442 (6)                    0.00
Gabriel A.G. Reznik.........................            5,579(7)                     0.00
Alejandro G. Elsztain.......................            29,084(8)                    0.01


     (*) The percentages have been calculated assuming that as of October 31, 2002 there were 207,411,988 outstanding shares because 4,587,285 were treasury shares.

     (1) Includes (i) 15,582,057 shares of our common stock owned by Dolphin Fund, plc, an investment fund in which the principal investment manager is Dolphin Fund Management, a company where Mr. Eduardo S. Elsztain has a controlling interest; (ii) 111,575 shares of common stock purchased pursuant to the management stock ownership plan of which 68,797 shares are held by a trust for the benefit of Mr. Eduardo S. Elsztain; (iii) 43,491,866 shares of common stock owned by Cresud; and (iv) 5,392,546 shares directly owned. Mr. Eduardo S. Elsztain by reason of his position with Cresud, may be deemed to own all of our common stock shares held for the account of Cresud. The number of shares beneficially owned is 255,016,421 assuming full conversion of the notes and warrants issued pursuant to 53,046,610 units.

     (2) Includes (i) 803,020 shares directly owned; and (ii) 11,157 shares of common stock purchased pursuant to the management stock ownership plan which are held by a trust for the benefit of Mr. M. Marcelo Mindlin. M. Marcelo Mindlin also owns a non-controlling 20% of Dolphin Fund Management's Common Stock.
The number of shares beneficially owned is 1,891,183 assuming full conversion of the notes and warrants issued pursuant to 300,000 units.

     (3) Includes 7,442 shares of common stock purchased pursuant to the management stock ownership plan which are held by a trust for the benefit of Mr. Saul Zang and 491,049 shares directly owned. The number of shares beneficially owned is 947,243 assuming full conversion of the notes and warrants issued pursuant to 125,000 units.

     (4) Common stock purchased pursuant to the management stock ownership plan which are held by a trust for the benefit of Mr. Oscar P. Bergotto.

     (5) Common stock purchased pursuant to the management stock ownership plan which are held by a trust for the benefit of Mr. Fernando A. Elsztain.

     (6) Common stock purchased pursuant to the management stock ownership plan which are held by a trust for the benefit of Mr. A. Gabriel Juejati.

     (7) Common stock purchased pursuant to the management stock ownership plan which are held by a trust for the benefit of Mr. Gabriel A. G. Reznik.

     (8) Directly owned.


ITEM 7. MAJOR SHAREHOLDERS AND TRANSACTIONS

A. MAJOR SHAREHOLDERS

INFORMATION ABOUT MAJOR SHAREHOLDERS

     SHARE OWNERSHIP

     The following table shows, as of October 31, 2002, the information known by us, regarding the beneficial ownership of our outstanding common stock by:

     o each person known to us to be beneficial owner of more than 5% of our outstanding common shares.

     o    each of our named executive officers;

     o    each director; and

     o    all current directors and executive officers as a group.


                                                                        NUMBER OF SHARES
       SHAREHOLDER(S)                                                  BENEFICIALLY OWNED            %(1)
       --------------                                                  ------------------       -----------

       Eduardo S. Elsztain.....................................          64,578,044(2)          31.14
       M. Marcelo Mindlin ....................................              814,177             0.39
       Saul Zang...............................................             498,491             0.24
       Oscar P. Bergotto.......................................               3,716             0.00
       Fernando A. Elsztain....................................               7,442             0.00
       A Gabriel Juejati.......................................               7,442             0.00
       Gabriel A.G.Reznik......................................               5,579             0.00
       Alejandro G. Elsztain...................................              29,084             0.01
                                                                             ------             ----
       Directors and executive officers in
       the aggregate(3)........................................          65,901,197                 31.77

       Pension Funds in the aggregate(4).......................          33,933,357                 16.36
       Templeton Investment Counsel............................          34,707,310                 16.7
       Templeton World Fund....................................          19,787,570                  9.54
       The Peabody Group.......................................          10,400,740                  5.06

(1) The percentages have been calculated assuming that as of October 31, 2002 there were 207,411,988 outstanding shares because 4,587,285 were treasury shares.

(2) Includes (i) 15,582,057 shares of our common stock owned by Dolphin Fund, plc, an investment fund in which the principal investment manager is Dolphin Fund Management, a company where Mr. Eduardo S. Elsztain has a controlling interest; (ii) 111,575 shares of common stock purchased pursuant to the management stock ownership plan of which 68,797 shares are held by a trust for the benefit of Mr. Eduardo S. Elsztain; (iii) 43,491,866 shares of common stock owned by Cresud ; and (iv) 5,392,546 shares directly owned. Mr. Eduardo S. Elsztain by reason of his position with Cresud, may be deemed to own all of our common stock shares held for the account of Cresud. The number of shares beneficially owned is 255,016,421 assuming full conversion of the notes and warrants issued pursuant to 53,046,610 units.

(3) Directors and executive officers in the aggregate is not a sum of all director's ownership individually, as shares from the Management Stock Ownership Plan are considered only for Eduardo S. Elsztain who is the beneficial owner of all of them.

(4) Based on estimations from the Superintencia de AFJP. None of the pension funds own more than 5.0% of our common stock. The highest percentage owners of the shares are Origenes AFJP with 3.46%, Consolidar with 3.77%, Siembra with 2.63%, and Maxima with 1.99%.


CHANGES IN SHARE OWNERSHIP

                                                                 SHARE OWNERSHIP AS OF JUNE 30,
                                                                 ------------------------------
SHAREHOLDER                                       2002               2001               2000               1999
-----------                                       ----               ----               ----               ----
Eduardo S. Elsztain....................          31.93%              28.76%             15.55%             14.36%
Cresud.................................          19.85%              14.91%             0.00%              0.00%
Templeton Investment Counsel...........          16.76%              4.34%              4.08%              4.42%
Templeton World Fund...................          9.54%               6.69%              4.99%              5.12%
The Peabody Group......................          5.06%               5.09%              0.00%              0.00%


     Our major shareholders do not have different voting rights.

     There are no arrangements that may at a subsequent date result in a change in control.

     In November 2002, Eduardo S. Elsztain sold 5,392,546 shares to Cresud.

     Except for the above, we are not aware of the existence of other shareholders owning more than 5% of our capital stock. The voting rights of our principal shareholders are not different from those of the remaining shareholders.

     DIFFERENCES IN VOTING RIGHTS

     Our major shareholders do not have different voting rights.

     ARRANGEMENTS FOR CHANGE IN CONTROL

     There are no arrangements that may at a subsequent date result in a change in control.

     SECURITIES HELD IN THE HOST COUNTRY

     As of October 31, 2002, there were approximately 11,880,420 American Depositary Shares (representing 118,804,200 of our common shares, or 57.2% of all of our outstanding shares) held in United States. Additionally, as of such date, there were approximately 8 registered holders represented by American Depositary Shares in the United States.

     On October 15, 2002, we initiated a preemptive rights offering of rights to subscribe for 100,000,000 units consisting of US$100.0 million of 8% convertible notes due 2007 and non-detachable warrants to purchase shares of our common stock. The convertible notes may be converted into shares of our common stock after December 13, 2002 and the rights offering to holders of our common shares and GDSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 66.7 million and they have exercised their accretion rights for US$ 10.7 million, amounting to a total of US$ 77.4 million. During the allocation of the remainder new investors have subscribed the remaining 22.6 million units completing the US$ 100 million offering.

     At October 31, 2002 our directors and senior officers controlled, directly or indirectly, approximately 31.7% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval. Moreover, certain of our directors and senior managers have exercised their preemptive rights and accretion rights to subscribe for 53,471,610 units offered by us. If our directors and senior managers convert all convertible notes and exercise all warrants so acquired and none of our other shareholders convert their notes, they will control, directly or indirectly, 64.6% of our common stock.



B. RELATED PARTY TRANSACTIONS

IRSA MANAGEMENT OWNERSHIP PLAN

     On October 30, 1997 our shareholders authorized us to enter into a management ownership plan with certain executive officers, the content and details of which have been previously disclosed in this document under the "Compensation" caption.

     APSA LOAN

     On July 20, 2001, our board of directors approved to grant APSA several loans to finance transactions related to its swap agreement. On February 8, 2002 we and Parque Arauco signed subordination agreements subordinating the repayment of our respective loans to the payment of APSA's senior notes. The interest rate on such loans till February 1, 2002 was the lesser of (i) variable cost of money for us in operations of up to 30 days and (ii) the average of the last five BADLAR rates for U.S. dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. The interest rate on such loans from February 1, 2002 till August 20, 2002 was 10.23% plus an inflation adjustment. At August 20, 2002, the outstanding principal of these loans was Ps. 43.6 million.

     The bondholders of the series A2 and series B1-B2 senior secured notes due 2005 for the nominal value of Ps. 40.0 million and Ps. 80.0 million, respectively, gathered in two meetings held on January 16 and 24, 2002, and unanimously decided to postpone the payment of the series A2 and B1-B2 convertible notes that should have been made on January 13, 2002. Such postponement was granted by the bondholders under the condition that we execute with Citibank N.A., Buenos Aires Branch, as calculation and administrative agent of the convertible notes, subordination agreement of our right to receive from APSA and SAPSA the payment of the principal and interest of the loan agreements (the "Subordination Agreement"). On February 4, 2002 our board of directors approved the execution of the Subordination Agreement with APSA.

     In May and July, 2002 we advanced APSA a US$ 10.1 million loan that was applied on August 20, 2002 to our subscription for US$ 27.2 million of APSA's convertible notes. From May, 2002 to August 20, 2002 the interest rate on such loans was 10%.

     WE HAVE SUBSCRIBED FOR CONVERTIBLE NOTES ISSUED BY APSA.

     In August 2002, we subscribed for US$ 27.2 million convertible notes issued by APSA. The payment was made by cancelling a loan APSA has borrowed from us for US$ 22.3 million and of US$4.9 million in cash.

     At October 31, 2002, we owned 49.8% of APSA's common shares. Immediately following APSA's offering (assuming we exercise our conversion rights of all of our convertible notes and no exercise of such rights by any of APSA's other bondholders), we would own 77.2% of APSA's common shares. In the case all shareholders exercise their conversion rights and we exercise them as well, we would own 53.0% of APSA's common stock.

     ISSUE OF CONVERTIBLE NOTES BY CRESUD.

     On October 15, 2002, Cresud initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% convertible notes due 2007 and non-detachable warrants to purchase shares of its common stock. The offering was fully subscribed and the funds have already been received by Cresud. Proceeds of the offering were applied to subscribe US$ 50.0 million of our convertible notes.

     LEASE OF OUR HEADQUARTERS

     We sublease a portion of our headquarters from Dolphin Fund Management pursuant to two lease agreements dated June 30, 1997. We pay monthly rents of Ps. 5,500 and Ps. 6,415. Both contracts expire on June 30, 2007. Dolphin Fund Management leases such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our chief commercial officer, and certain of his relatives. Rental expenses incurred under these leases for of the fiscal years ended June 30, 2002 and 2001 amounted to Ps.
244.000 and Ps. 280.000, respectively, adjusted by inflation.

     CORPORATE SERVICES RENDERED TO APSA AND CRESUD

     In order to reduce administrative expenses, and to achieve a more efficient allocation of corporate resources, as of June 30, 2002 we and APSA provide corporate services in the areas of institutional relations, finance and human resources to ourselves and our affiliate Cresud.

     In the future and in order to continue with our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with APSA and Cresud.

     Our chairman and vice-chairman are also chairman and vice-chairman of Cresud.

     AGREEMENT FOR THE COMMERCIALIZATION OF TORRES DE ABASTO, WITH APSA

     On May 1, 2000, we entered into an agreement with APSA for the commercialization of the units of Torres de Abasto. The services rendered by us include:

     o commercial operation services such as implementation of sale and lease strategy pursuant to the prices, terms and conditions set by APSA;

     o selection of suppliers and hire of advertising agencies, real estate brokers, notary public and appraisers; and

     o coordination of the subscription of sale agreements, deeds of sale and lease agreements according to the terms set by APSA.

     The monthly fee for the commercialization services is Ps. 2,500 plus value added tax, and an additional fee of:

     o    sales. 1% plus value added tax, of the sale price of each unit; or

     o leases: 2% plus value added tax, of the total lease price of each unit.

     Since the commercialization of the units is completed, the agreement between both companies has expired.

     We believe that the terms and conditions of this agreement were consistent in all material respects with those prevailing in the market at the relevant time for similar agreements between unaffiliated parties.

     LEASE OF OFFICE PROPERTY

     We leased office space to Cresud S.A.C.I.F. y A. until December 2001. Eduardo S. Elsztain, Marcelo Mindlin and Saul Zang, chairman, first vice-chairman and second vice-chairman, respectively, of the board of directors as well as our shareholders, are directors of Cresud. Mr. Eduardo S. Elsztain is also shareholder of Cresud. Rent income is recognized ratably over the lease term. Rent income for each of the fiscal years ended June 30, 2002 and 2001 amounted to Ps. 147,000 and Ps. 329,000 respectively adjusted by inflation.We have entered into lease agreements for offices located in the Costero, a building located in Puerto Madero with Altocity.Com, Alternativa Gratis S.A. and Dolphin Interventures S.A. The first agreement expires in May 2003 and the second in May 2004. Both of them may be extended by the lessees for up to seven additional consecutive twelve-month periods. The leases are for monthly rents of Ps. 9,523 and of Ps. 9,950, respectively.

     We lease to Tarshop the seventh floor of our property located in Suipacha
664. The total monthly rent is Ps. 3,650 and the lease expires on August 10, 2004.

     LEGAL SERVICES

     During the fiscal years ended June 30 2002, 2001 and 2000, we paid the law firm Zang, Bergel & Vines an aggregate amount of approximately Ps. 470,818, Ps. 928,484 and Ps. 970,997 as payment for legal services. Saul Zang and Ernesto M. Vines, directors of the Company, and Salvador D. Bergel and Juan C. Quintana Teran, alternate directors of the Company, are partners of the law firm.

     MANAGEMENT CONTRACT

     Prior to the execution of the Executive Employment Agreements and the non contributory stock ownership plan described above, Dolphin Fund Management (formerly Consultores Asset Management) provided real estate investment-advisory services to us on an exclusive basis under a Consulting Agreement (the "Consulting Agreement"). The Consulting Agreement was terminated effective July 1, 1998 without liability to us, subject to the execution of the definitive employment agreements and non contributory stock ownership plan. Pursuant to the terms of the Consulting Agreement, Dolphin Fund Management had agreed to

     (i) advise us with respect to capital investments in Argentine real estate operations, including the selection of properties,

     (ii) act as intermediary in our real estate transactions,

     (iii) administer our properties and other assets and,

     (iv) advise us with respect to securities investments.

     Dolphin Fund Management also had agreed not to engage in real estate projects during the term of the Consulting Agreement unless we first decided not to pursue such projects. For its services under the Consulting Agreement, we paid the Dolphin Fund Management an annual fee equal to 10% of our annual after-tax net income (calculated before the payment of such fee). We also reimbursed administrative expenses incurred by Dolphin Fund Management in performing its duties under the Consulting Agreement. We recorded consulting expense under Argentine GAAP of Ps. 8.0 million and Ps. 6.8 million for the years ended June 30, 1998 and 1997, respectively. No consulting expense was recorded during the years ended June 30, 2001, 2000 and 1999.

     INVESTMENT FUND

     Since 1996, we have investments in Dolphin Fund Plc, an open-ended investment fund which is related to our directors. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financing results, net, in the consolidated statements of income. The amounts relating to our net gain on holding Dolphin Fund investments for the years ended June 30, 2002, 2001 and 2000 are Ps. 25.1 million, Ps.2.9 million and Ps. 1.6 million, respectively.

     DONATIONS TO FUNDACION IRSA AND MUSEO DE LOS NINOS

     During the years ended June 30, 2002, 2001, and 2000, we made donations to two not-for-profit organizations, namely Fundacion IRSA and Fundacion Museo de los Ninos, for a total amount of Ps. 0.08 million, Ps. 1.9 million and Ps. 1.2 million, respectively. Eduardo S. Elsztain is the President of these organizations.

     PURCHASE OF OUR SHARES BY CRESUD

     During the year ended June 30, 2002, Cresud has invested in our shares for a total amount of Ps. 111.8 million, resulting in a 19.85% ownership. Eduardo S. Elsztain, M. Marcelo Mindlin and Saul Zang, are chairman, first vice-chairman and second vice-chairman, respectively, of our board of directors as well as our shareholders. They are also chairman, first vice-chairman and second vice-chairman, respectively, of the board of directors of Cresud. Mr. Eduardo S. Elsztain and Saul Zang are also shareholders of Cresud.

     INVESTMENT IN BANCO HIPOTECARIO

     As of June 30, 2002, our Company owns 5.73 % of Banco Hipotecario S.A. Additionally, as of the same date we own 2,697,500 options to purchase Banco Hipotecario's ADS. Each option represents the right to purchase 100 ADS's at an exercise price of Ps. 10.4 per ADS. These options are exercisable through February 2, 2004. Some of our Company's directors are also directors of Banco Hipotecario.

C. INTERESTS OF EXPERTS AND COUNSEL

     This item is not applicable


ITEM 8. FINANCIAL INFORMATION


A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 19 for our Financial Statements.

LEGAL OR ARBITRATION PROCEEDINGS

     The following, is a description of the material legal proceedings to which we are a party. We are not engaged in any other material litigation or arbitration and no other material litigation or claim is known to us to be pending or threatened against us or our subsidiaries. Nevertheless, we may be involved in other litigation from time to time in the ordinary course of business.

IRSA

     PUERTO RETIRO

     On November 18, 1997, through the acquisition of the capital stock of the Old Alto Palermo (currently Inversora Bolivar S.A.), Perez Companc's real estate subsidiary, we indirectly acquired 35.2% capital stock of Puerto Retiro. The Old Alto Palermo had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In addition, pursuant to the execution of several stock purchase agreements in May and June 1999, we -through Inversora Bolivar S.A.- increased our interest in Puerto Retiro up to 50% of its capital stock.

     On April 18, 2000 Puerto Retiro received notice of a complaint filed by the Federal Government, through the Ministry of Defense, with the purpose of requiring the extension of the bankruptcy of Inversora Darsena Norte S.A. ("Indarsa"). Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. ("Tandanor").

     Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991 engaged in the shipyard industry which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. Such property did not have (and still does not have) approved zoning established in the Urban Planning Code and therefore no project can be currently developed.

     After the purchase of Tandanor by Indarsa, Tandanor sold to Puerto Retiro, "Planta 1" for a sum of US$ 18 million, pursuant to a valuation performed by J.L. Ramos, a well known real estate brokerage firm in Argentina. The deed was executed in June, 1993.

     Indarsa did not comply with the payment of the outstanding price for the purchase of the capital stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

     On April 18, 2001, the judicial procedure entered into trial stage.

     We believe, pursuant to the advice of our legal advisors, that the plaintiff's claim shall be rejected by the courts. However, no assurance can be given that such decision will be obtained. If the plaintiff's claim is favored by the court or by the court of appeals, such decision may cause a material adverse effect in our financial situation, since all of the assets of Puerto Retiro will be used to pay the debts incurred by Indarsa.

     CLAIM BY GOLDMAN SACHS

     On October 7, 2002, Goldman Sachs sent us a letter claiming that since January 31, 2002, we have been in default under our obligations under the amended shareholders agreement dated November 9, 2001 by virtue of, including among other things, (i) having failed to timely repay to Goldman sachs (a) an amount of US$ 13,134,676.63 as of November 9, 2001, plus interest; and (b) the sum of $ 565,000 of reasonable costs plus interest; obligations which resulted from lending funds from Palermo Invest S.A. and Inversora Bolivar S.A. to us. On October 16, 2002 IRSA answered to Goldman sachs rejecting all the terms of the claim.

     On November 21, 2002, together with Goldman Sachs, we signed a Letter Agreement in which we agree to cancel the US$ 16.3 million debt before November 29, 2002. The payment was done with US$ 9.0 million cash and US$ 3.1 million face amount of APSA's convertible notes previously owned by Inversora Bolivar.

DIVIDEND POLICY

     Pursuant to the Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the Company pursuant to an annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval of our Annual Ordinary Shareholders Meeting. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

     Pursuant to the Law of Corporations and Section 29 of our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

     o    5% to the legal reserve fund until reaching 20% of our capital stock;

     o a certain amount determined at a shareholders' meeting is allocated for the compensation of our directors and members of the supervisory committee; and

     o dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders' meeting determines are distributed.

     In the past, we paid dividends in cash and stock that averaged Ps. 0.11 per share.

     With regard to the fiscal year ended June 30, 2001, there was a loss of Ps.
59.9 million. In order to keep adequate liquidity level, to reduce the outstanding debt and the financial burden, we did not pay any cash dividends.

     In the shareholders meeting held on November 5, 2002, the shareholders approved the distribution of 4,587,285 treasury shares distributed pro rata among the shareholders. Due to the Ps. 499.6 million loss, no cash dividends were distributed.

     The following table sets forth the amounts of total dividends paid on each fully paid share common stock in respect of the year indicated. Amounts in Pesos are presented in historical Pesos of the respective payment dates.

                                            PAYMENTS (1)
       YEAR DECLARED          CASH DIVIDENDS            STOCK DIVIDENDS      TOTAL PER SHARE
       -------------          --------------            ---------------      ---------------
                                 (Pesos)                    (Pesos)              (Pesos)

           1995                   0.094                     0.06                   0.154
           1996                   0.092                       --                   0.092
           1997                   0.110                       --                   0.110
           1998                   0.060                     0.05                   0.110
           1999                   0.076                     0.04                   0.116
           2000                   --                        0.20                   0.204
           2001                   --                          --                   --
           2002                   --                         0.05                  0.048

(1) Corresponds to per share payments. To calculate the dividends paid per GDS, the payment per share should be multiplied by ten.

     Under certain of our debt obligations, we have specific limitations regarding the distribution of dividends. In accordance with our syndicated credit facility for US$ 80 million, neither we nor our subsidiaries are able to pay dividends or make any other distribution or debt or equity repurchase, except for certain restricted subsidiary payments to us. Restricted payments can be made only if no event of default has occurred, or would occur as a result of such payment, and no financial covenants have been violated during the prior calculation period. Moreover, as agreed upon the issuance of the floating rate notes, if we do not fulfill any of our obligations, neither we nor our subsidiaries will be able to pay dividends in cash directly or indirectly through payments of bonds, compensation, loans, forgiveness of debt, or any other distribution, in money or kind, to shareholders, or fees to directors, except that our subsidiaries may distribute dividends to us, to be used to pay off the floating rate notes.

     Although our intentions are to distribute cash dividends in the future, there can be no assurance that we will be able to do it.

B. SIGNIFICANT CHANGES

     DEFAULTS, PARTIAL WAIVERS AND DEBT RESTRUCTURING

     On May 24, 2000, we entered into a US$ 80 million syndicated credit facility arranged by BankBoston N.A. Loans under this syndicated credit facility bear interest at three-month LIBOR plus a margin of 500 basis points. Amounts owing under the syndicated credit facility were payable in U.S. dollars. Although final maturity on the loan agreement was on August 30, 2002, due to the continuing effects of economic recession, the unavailability of financing sources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, we could not make the scheduled payment on that date.

     On December 18, 2000, we issued US$ 43.5 million Class 2 floating rate notes due December 24, 2001. Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. Our floating rate notes matured in December 2001, and we were unable to pay the principal then due. As a result of such non-payment, in December 2001, we entered into negotiations with the holders of our floating rate notes and to date have been able to obtain short-term deferrals of our obligation to pay such matured notes. On February 8, 2002, we agreed with our holders to replace the floating interest rate for an annual fixed interest rate of 12%. Pursuant to the most recent deferral, granted on October 31, 2002, the principal of and interest on our floating rate notes were due in full on November 14, 2002 and were further renegotiated as explained below. We also agreed with our holders on a capitalization of the interest due on October 31, 2002. On May 15, 2002, we repurchased from Banco Sudameris its participation in the mentioned convertible notes for US$ 6.8 million.

     The floating rate notes and the syndicated credit facility included various restrictive covenants, which among other things, require us to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions and repurchases of stock and investments. As of June 30, 2002, we were not in compliance with certain of the financial covenants under the floating rate notes and syndicated credit facility, and a waiver had been granted by the respective holders and banks in relation to such covenants.

     After months of negotiations, we have finished the restructuring of our debt under the US$ 80 million loan agreement and the outstanding US$ 41.2 million of our floating rate notes. On November 15 we have signed a "Refinancing Framework Agreement" with our six bank creditors (Banca Nazionale del Lavoro S.A., BankBoston N.A., Banco de la Ciudad de Buenos Aires, HSBC Bank Argentina S.A., Banco Itau S.A., New York Branch and Banco de la Nacion Argentina, New York Branch) to refinance our debt under the following scheme:

          o    US$ 13.6 million cash down payment reducing the principal;

          o US$ 15.0 million of the 8% convertible notes due 2007 which were recently offered by us were subscribed by BankBoston, allowing us to cancel a portion of our old debt;

          o US$ 37.4 million secured floating rate notes due 2009 with an interest rate of 90-day LIBOR plus 200 basic points. These notes will be secured with a first priority mortgage on some of our real estate properties for a total value of US$ 18.7 million; and

          o US$ 51.0 million unsecured credit facility due 2009. 69% of the Facility will bear an interest rate of 90-day LIBOR plus 200 basic points while the remaining will bear a fixed step up rate ranging from 5.5% to 6.5%.

     On January 31, 2002, and on April 30, 2002 our Company did not pay to Goldman Sachs two equal installments of US$ 6.6 million plus reasonable costs and interest. On October 7, 2002, Goldman Sachs sent a us letter claiming that since January 31, 2002, we have been in default under our obligations under the amended shareholders agreement dated November 9, 2001. On November 21, 2002, together with Goldman Sachs, we signed a Letter Agreement in which we agree to cancel the US$ 16.3 million debt before November 29, 2002. The payment was done with US$ 9.0 million cash and US$ 3.1 million face amount of APSA's convertible notes previously owned by Inversora Bolivar.

     Moreover, our subsidiary Hoteles Argentinos, owner of the Sheraton Libertador Hotel, did not pay the principal installments of US$ 300.000 each, that were due on January 26, April 29, July 29 and October 26, 2002, and the interest installments due on July 29 and October 26, 2002, for a total amount of US$ 315.000, under the US$ 12.0 million loan. Although Hoteles Argentinos' Management is renegotiating its debt with its creditors, we cannot assure you that an agreement will be reached.

     ISSUE OF BONDS CONVERTIBLE INTO ORDINARY SHARES OF APSA.

     On August 20, 2002, APSA ended its subscription period for the first branch for up to US$ 50 million of bonds convertible into ordinary shares of APSA of a Ps.0.1 nominal value each. In this sense, we have subscribed a total amount of US$ 27.2 million of the convertible notes of APSA.

     ISSUE OF NOTES CONVERTIBLE INTO COMMON SHARES OF OUR COMPANY

     On October 15, 2002, we commenced the susbcription period for 100,000,000 units consisting of

US$ 100.0 million of 8% convertible notes due 2007 and non-detachable warrants to purchase additional shares of our common stock. The convertible notes may be converted into shares of our common stock after December 13, 2002, and until maturity on November 14, 2007, at the initial conversion price of US$ 0.5571 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6686). The rights offering to holders of our common shares and GDSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 66.7 million and they have exercised their accretion rights for US$ 10.7 million, adding together US$ 77.4 million. During the allocation of the remainder new investors have subscribed the remaining 22.6 million units completing the US$ 100 million offering. The offering was fully subscribed and the funds have already been received by the Company. Cresud has subscribed US$ 50.0 million of our convertible notes.

     We intend to use, and we partially used the proceeds of the offering to facilitate the renegotiation or partial payment of our outstanding indebtednss, to finance our working capital and other general corporate purposes, and to acquire APSA's second tranche of convertible notes, if offered.

     ACQUISITION OF PISCIS HOTEL

     In September, 2002, we acquired the Piscis Hotel which is located in Valle de Las Lenas , an important ski resort in Argentina. This five-star hotel was acquired for US$ 1.4 million from Banco Rio and ICI Argentina. The building consists of 90 rooms and 8 suites, 2 restaurants and 2 bars, a casino, a spa, fitness facilities that include two swimming pools and a place for skis. The hotel is managed by Badino S.A., a travel agency andhe concession expires in March 2005.

     ACQUISITION OF VALLE DE LAS LENAS

     During the first quarter of fiscal year 2003, our Company acquired 30.955% of the share ownership of and US$ 3.7 million convertible notes due October 31, 2005 of Valle de Las Lenas S.A. for US$ 2.4 million.


ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING

INFORMATION ON THE LISTING OF IRSA'S STOCK

     STOCK EXCHANGES IN WHICH OUR SECURITIES ARE LISTED

     Our common shares are listed on the Bolsa de Comercio de Buenos Aires and our GDSs on the NYSE.

PRICE HISTORY OF OUR STOCK ON THE BOLSA DE COMERCIO DE BUENOS AIRES

     Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol "IRSA". The shares began trading on the Bolsa de Comercio de Buenos Aires on the year 1948. The following table shows, for the periods indicated, the high and low closing sales price of our common shares on the Bolsa de Comercio de Buenos Aires. On November 19, 2002, the closing price for our common shares on the Bolsa de Comercio de Buenos Aires was, approximately, Ps 1.92 per share.

FISCAL YEAR                                        PESOS PER SHARE
                                                 HIGH            LOW
                                            --------------- --------------
2002........................................      1.88           0.58
2001........................................      2.23           1.30
2000........................................      3.15           1.99

1999.......................................       3.37           1.63
1998........................................      4.08           2.52
1997........................................      3.84           2.43


FISCAL QUARTER                                       PESOS PER SHARE
                                                    HIGH           LOW
                                               --------------- -------------
2002
 4th quarter.................................       1.88           1.26
 3rd quarter.................................       1.45           0.76
 2nd quarter.................................       0.97           0.58
 1st quarter.................................       1.59           1.00
2001
 4th quarter.................................       1.71           1.30
 3rd quarter.................................       2.06           1.47
 2nd quarter.................................       2.08           1.46
 1st quarter.................................       2.23           2.06
2000
 4th quarter.................................       2.84           1.99
 3rd quarter.................................       3.15           2.66
 2nd quarter.................................       2.95           2.45
 1st quarter.................................       2.82           2.44




MONTH                                                PESOS PER SHARE
                                                    HIGH           LOW
                                               --------------- -------------
October (FY 2003).........................          2.30           1.96
September (FY 2003).......................          2.25           1.47
August (FY 2003)..........................          1.70           1.47
July (FY 2003)............................          1.72           1.57
June (FY 2002)............................          1.87           1.49
May (FY 2002).............................          1.88           1.65
April (FY 2002)...........................          1.7            1.45
March (FY 2002)...........................          1.45           1.26
February (FY 2002)........................          1.27           1.00
January (FY 2002).........................          1.03           0.76

--------------------------
Source: Bloomberg.


PRICE HISTORY OF OUR STOCK ON THE NYSE

     Our Global Depositary Shares, each representing 10 common shares, are listed and traded on the NYSE under the trading symbol "IRS". The Global Depositary Shares began trading on the NYSE on December 20, 1994 and were issued by the Bank of New York, Inc., acting as Global Depositary Shares Depositary. It should not be assumed, however, that the Global Depositary Shares will actually trade at a multiple of 10 times the price per common share. The following table shows, for the periods indicated, the high and low closing sales price of the Global Depositary Shares on the NYSE. On November 19, 2002, the closing price of our Global Depositary Shares on the NYSE was US$ 5.06.

FISCAL YEAR                                           US DOLLAR PER GDS
                                                      HIGH         LOW
                                                --------------- -------------
2002..........................................       16 2/25       3 33/50
2001..........................................       22 2/9        13
2000..........................................       31 1/4        19 6/7
1999..........................................       33 1/2        16
1998..........................................       40 1/3        25 1/5
1997..........................................       38 1/3        24 1/5

FISCAL QUARTER                                          US DOLLAR PER GDS
                                                      HIGH             LOW
                                                --------------- -------------
2002
 4th quarter................................         6 1/10           3 2/3
 3rd quarter................................         6 2/7            4 1/2
 2nd quarter................................         9 3/4           4 9/10
 1st quarter................................           16             9 4/5
2001
 4th quarter................................         17 1/9            13
 3rd quarter................................         20 1/2          14 1/2
 2nd quarter................................        20 59/64         14 1/2
 1st quarter................................         22 2/9          20 1/2
2000
 4th quarter................................         28 1/3           19 6/7
 3rd quarter................................         31 1/4           26 5/8
 2nd quarter................................         29 3/7           24 2/3
 1st quarter................................             28           24 1/3


MONTH                                                   US DOLLAR PER GDS
                                                      HIGH             LOW
                                                --------------- -------------
October (FY 2003)............................        6 3/20          5 3/20
September (FY 2003)..........................        6 1/4           4 3/10
August (FY 2003).............................        4 1/2           3 19/20
July (FY 2003)...............................          5             4 1/10
June (FY 2002)...............................          5              3 2/3
May (FY 2002)................................        5 2/7              5
April (FY 2002)..............................        5 3/5           4 4/5
March (FY 2002)..............................        6 1/10          4 3/5
February (FY 2002)...........................        5 1/3           4 1/4
January (FY 2002)............................        6 2/7           4 1/3

--------------------------
Source: Bloomberg.


B. PLAN OF DISTRIBUTION

     This item is not applicable.

C. MARKETS

     ARGENTINE SECURITIES MARKETS

     The Comision Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of the Argentine Republic. Its main purpose is to ensure transparency of Argentina's securities markets, to watch over the market price formation process and to protect investors. The Comision Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comision Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities.

     There is a relatively low level of regulation of the market for Argentine securities and investors' activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comision Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as "full information," and "transparency," have recently issued decree No. 677/2001. This decree has the objective of determining the rights of the "financial consumer", increasing market transparency and an adequate legal framework to increase the investor's protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

     In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comision Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comision Nacional de Valores may be listed on the Bolsa de Comercio de Buenos Aires. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

     There are 11 securities exchanges in Argentina, the principal exchange for the Argentine securities market is the Bolsa de Comercio de Buenos Aires, which handles approximately 99% of all equity trading in the country.

     The Bolsa de Comercio de Buenos Aires is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Bolsa de Comercio de Buenos Aires, which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores.

     The securities that may be listed on the Bolsa de Comercio de Buenos Aires are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Bolsa de Comercio de Buenos Aires is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comision Nacional de Valores. Furthermore, the Bolsa de Comercio de Buenos Aires works very closely with the Comision Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Bolsa de Comercio de Buenos Aires for simultaneous processing.

     The Merval is a self-regulated incorporated business organization. The capital stock of such entity is divided into 183 stocks, the holders of which (natural or artificial persons) are thereby entitled to act as individual brokers or brokerage firms; i.e. to execute securities purchase and sale transactions in their own name and on behalf of third parties. Brokers receive a commission for their services.

     The primary functions of the Merval are concerned with the settlement, surveillance and guarantee of market trades. This entity is also qualified to take disciplinary actions against individual brokers or brokerage firms who might violate the statutory rules in vigor, and/or the rules and regulations governing the Argentine Stock Market System.

     Furthermore, the Merval regulates, coordinates and implements each and every aspect connected with stock exchange trading, types of securities, market mechanisms, terms and conditions of payment, and the like. Jointly with the Bolsa de Comercio de Buenos Aires is has implemented stock-watch mechanisms.

     Merval counts with a trading mechanism applicable to corporate securities and government bonds called Concurrent Market, where trades are executed screen-based or in the traditional open out-cry mode on the floor of the Bolsa de Comercio de Buenos Aires in an automated order-matching system. Merval guarantees the settlement of all trades executed in the Concurrent Market.

     Also trades on government and corporate bonds may be executed on the Continuous Trading Session (with or without Merval's settlement guarantee).

     The cash mechanism (standard maturity) in the Concurrent Market admits the following operating forms:

     o Automated trade execution based on orders entered from Sistema Integral de Negociacion Asistida por Computadora work-stations or through open out-cry Floor-trade order slips.

     o Open out-cry Floor-trade executions are subsequently inputted through order slips.

     Open out-cry trades are executed pursuant to the rules applicable to traditional floor trading. Automated-execution trades based on the offers are carried out according to the rules of the electronic system. Both executions entail the registration of trades in a unique price-volume structure, and both modes of entering the system feed a unique order structure per issue.

     Among the main features of the open out-cry mechanism carried out on the Floor, the following are highlighted:

     o    trades are executed open out-cry

     o    they are perfected through the preparation of order slips

     o the best-offer rule applies and as in the electronic system, it open out-cry the Mercado de Valores settlement guarantee.

Block trading is allowed in a minimum amount of Ps. 200,000 for leader companies which are listed on the leader panel of the Bolsa de Comercio de Buenos Aires, and Ps. 100,000 for the companies listed on the general panel of the Bolsa de Comercio de Buenos Aires. Block trading takes place on the floor of the Bolsa de Comercio de Buenos Aires and is conducted in Spanish by continuous open outcry. Transaction of more than Ps. 1.0 million are announced on the floor and are put on stand by for approximately 30 minutes. For transactions of more than Ps. 5.0 million, a certificate of the units from Caja de Valores is additionally required.


     As to the electronic system, its outstanding characteristics are:

     o trades are executed based on bids and offers entered in work-stations, i.e. computers linked to the Stock Exchange information network,

     o    trades are executed automatically,

     o offers are recorded as per price-time priority, privileging the best of them.

     These trades have the Mercado de Valores guarantee.

     Brokers and brokerage firms may trade in this segment, either by buying or selling government and corporate bonds for their own account, executing trades with another broker or brokerage firm or any other intermediary, by means of direct negotiations. In this system the best-offer rule does not apply and traders' compensations as well as stock market and stock exchange fees are implicit in the price agreed upon.

     Trades must be reported in real-time for their dissemination, registration and publication. Counterparty trades are settled by Mercado de Valores, and may be channeled through the guaranteed or the non-guaranteed segment.

     Over the Counter Market, MAE

     The MAE is an exchange organized under the laws of the Argentine Republic, which operates as a self-regulatory organization under the supervision of the Comision Nacional de Valores.

     The MAE works as an electronic environment to process Over The Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

     MAE has 76 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be MAE's brokers/dealers.

     Securities to be traded must be registered with the pertinent supervising authorities and may be traded in MAE, in other exchanges or in both of them concurrently.

     Securities Central Depositary, Caja

     The Caja is a corporation, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the Comision Nacional de Valores.

     Those authorized to make deposits of securities with the Caja are stockbrokers, banking and financial institutions, and mutual funds.

     The majority shareholders of the Caja are the Bolsa de Comercio de Buenos Aires and the Mercado de Valores (49.60% each).

CERTAIN INFORMATION REGARDING THE BOLSA DE COMERCIO DE BUENOS AIRES

     The following table shows certain information regarding the Bolsa de Comercio de Buenos Aires:

                                                As of June 30,                   As of December 31,
                                                    2002            2001(1)           2000(1)          1999(1)
                                                    ----            -------           -------          -------
Market capitalization (Ps. Billon)                  399.4             192.5             165.8             83.9

Average daily trading volume (Ps. Million)           19.7              30.9              38.8             47.2

Number of listed companies                            114               119               125              125

     (1) Amounts are not inflation adjusted.

     Source: Bolsa de Comercio de Buenos Aires


     Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies' stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires. Individuals constitute the largest group of investors in Argentina's equity markets.

     Argentina's investment funds controlled, as of June 30, 2001, less than 10% of the market. As of June 30, 2001, approximately 119 companies had equity securities listed on the Bolsa de Comercio de Buenos Aires. As of June 30, 2001, approximately 93.6% of the total market capitalization of the Bolsa de Comercio de Buenos Aires was represented by the securities of ten companies. The top 30 companies in terms of trading value during 2000 represented approximately 94.3% of the total trading in that market for such period.

     The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Merval experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998 a 28% increase in 1999 and a 24% decrease in 2000 and a 29% decrease in 2001 and a 34% increase through September 30, 2002, measured in Pesos. To control volatility, the Bolsa de Comercio de Buenos Aires operates a system in which trades of an issuer's stock are suspended for one-half hour when such issuer's share price changes by more than 10% from its opening price.

D. SELLING SHAREHOLDERS

     This item is not applicable.

E. DILUTION

     This item is not applicable.

F. EXPENSES OF THE ISSUE

     This item is not applicable.


ITEM 10 ADDITIONAL INFORMATION

A. SHARE CAPITAL

OUR COMMON STOCK

     Our authorized capital stock consists of 211,999,273 shares of common stock, Ps. 1.00 par value per share. As of October 31, 2002, our outstanding capital stock consisted of 207,411,988 shares of common stock and 4,587,285 shares of treasury stock. In addition, we issued 100,000,000 registered units consisting of US$ 100.0 million of 8% convertible notes due 2007 and warrants to purchase shares of common stock, on November 21, 2002.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

OUR CORPORATE PURPOSE

     Our legal name is IRSA Inversiones y Representaciones Sociedad Anonima. We were incorporated under the laws of Argentina on April 30, 1943 as a stock corporation (sociedad anonima) and were registered with the Inspeccion General de Justicia of the city of Buenos Aires () on June 23, 1943 under number 284, on page 291, book 46 of volume A.

     Article 4 of our bylaws defines our purpose as follows:

     o    Invest, develop and operate real estate developments;

     o    Invest, develop and operate personal property, including securities;

     o    Construct and operate works, services and public property;

     o Manage real or personal property, whether owned by us or by third parties;

     o Build, recycle, or repair real property whether owned by us or by third parties;

     o    Advise third parties with respect to the aforementioned activities;

     o Finance projects, undertakings, works and/or real estate transactions of third parties.

BOARD OF DIRECTORS

     VOTING ON PROPOSALS IN WHICH DIRECTORS HAVE MATERIAL INTEREST

     Decree-Law 677/01 of Capital Markets Transparency and Best Practices, establishes in Section 8 that the directors, administrators and members of the supervisory committee of companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense, they have to:

     o place the corporate interests of the company and the common interest of the shareholders above any other interest, including the controlling shareholder's interests;

     o refrain from obtaining a personal benefit from the issuer other than the compensation paid for their functions;

     o organize and implement preventive systems and mechanisms to protect the corporate interests, reducing the risk of conflicts of interests, either permanent or temporary, in the personal relationship with the company or with persons related to the company. This duty specifically refers to activities competing with the company, the use or imposition of a lien on corporate assets, the determination of compensations or proposals related thereto, the use of non public information, the use of business opportunities for their own benefit or for the benefit of third parties and, in general, any situation that may generate a conflict of interests affecting the issuer;

     o make the necessary arrangements to perform the company's activities and implement the necessary internal control to ensure a careful management and avoid breaches of the duties established by the applicable regulations;

     o act with due diligence when preparing and disclosing the information to the market, and maintain the independence of external auditors.

     The Argentine Law of Corporations No. 19,550 establishes in Section 271 that directors may contract with the company when the contract is related to the regular activities of the company and its terms and conditions are established on market terms. All other contracts with directors should be approved by the shareholders.

     Further, Section 73 of Decree-Law 677/01 of Capital Markets Transparency and Best Practices establishes a specific procedure for transactions of a company whose securities are publicly offered, entered into with its directors, members of the supervisory committee, or senior managers and which involve a relevant amount. The transaction is considered to have a relevant amount when it exceeds: (i) one percent (1%) of the corporate capital, measured pursuant to the last approved financial statements, and (ii) the equivalent of one hundred thousand pesos (Ps. 100,000).

     The related person with an interest in the transaction, should submit all the relevant documentation to the approval of the board of directors. The directors must request a report (i) of the audit committee stating if the conditions of the operation may be reasonably considered adequate according to normal market conditions; or (ii) of two independent evaluating firms that shall have informed about the same matter and about the other operation conditions. Immediately after being approved by the board of directors the transaction has to be informed to the Comision Nacional de Valores.

     Notwithstanding that, Section 272 of the Law of Corporations No.19,550 provides that when a director has an opposite interest to the one of the company, he or she should notify that situation to the board of directors and the supervisory committee and abstain to vote in that respect. The violation of this provision results in the director being jointly and severally unlimitedly liable.

     In the event that the results of the reports are not favourable to the transaction, its approval should be considered by the shareholders' meeting.

     APPROVAL OF COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE

     Our bylaws do not establish the compensation to be paid to members of the board of directors and the supervisory committee, and therefore pursuant to
Section 261 of the Law of Corporations No.19,550, it should be approved by the shareholders. The maximum amount that may be paid as compensation to members of the board of directors and the supervisory committee, should not exceed 25% of the realized and net earnings of the Company and 5% when there is no distribution of dividends. If the Company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of the shareholders.

     BORROWING POWERS OF DIRECTORS

     Our bylaws establish, in Section 18, that the board of directors have full and broad powers to organize, manage and direct us and aimed at fulfilling the corporate purpose.

     RETIREMENT OF DIRECTORS

     Our bylaws do not establish any requirements or provisions regarding age limits for director's retirement, nor do they require a number of shares a director must own to qualify for the position.

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO THE COMMON SHARES

     DIVIDEND RIGHTS

     The Law of Corporations No.19,550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual balance sheet approved by the shareholders. The Board of Directors submits our financial statements for the previous financial year, together with the reports of the Supervisory Committee, to the Annual Ordinary Shareholders' Meeting. This meeting must be held by October 30 of each year to approve the financial statements and decide on the allocation of our net income for the year under review. The distribution, amount and payment of dividends if any, must be approved by the affirmative vote of the majority of the present votes with right to vote at the meeting.

     Under the applicable regulations of the Comision Nacional de Valores, cash dividends must be paid to the shareholders pro rata according to the interest held by shareholders within 30 days of the decision approving their distribution. If stock dividends are declared, the corresponding shares must be delivered to the shareholders within three months of the shareholders' meeting approving them. The right of shareholders to collect the dividends expires upon the expiration of a term of three years since they were placed at the disposal of shareholders.

     The shareholders' meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In that case, all and each of the members of the board of directors and the supervisory committee will be jointly and severally unlimitedly liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the Company are not sufficient to allow the payment of dividends.

     When we declare and pay dividends on the common shares, the holders of our GDSs, each representing the right to receive ten ordinary shares, outstanding on the corresponding registration date, shall be entitled to receive the dividends due on the common shares underlying the GDSs, subject to the terms of the Modified and Ordered Deposit Contract dated December 12, 1994 executed by and between us, the Bank of New York (the "Depository") and the eventual holders of GDSs (the "Deposit Contract"). The cash dividends are to be paid in pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the GDSs net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges. Since January 2002 and due to the devaluation of the Peso, the exchange rate for the dividends will occur at a floating market rate which, as the date of this annual report, ranges from Ps. 1.85 to Ps. 1.95 for each U.S. dollar. However, since December 1 2001, no amount in excess of US$ 10,000 per month can be transferred abroad, except for international trade or to the payment of expenses outside Argentina with credit cards, debit cards or travelers checks, unless receiving an authorization of the Central Bank. Therefore, we cannot assure you that we can transfer abroad the payment of dividends to the holders of our GDSs. See "Taxation-Argentine Taxes-Taxation of Dividends".

     VOTING RIGHTS AND STAGGERED ELECTIONS

     Our stock capital is composed by book-entry common shares with face value of Ps. 1 per share and entitled to one vote each.

     All directors and alternate directors are elected for a three-year term.

     Our by laws do not consider staggered elections.

     RIGHTS TO SHARE IN IRSA'S PROFITS

     The holders of our common shares have the right to participate in our net and realized profits on a pro rata basis of their respective interests.

     Pursuant to the Law of Corporations and Section 29 of our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

     o Allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of our the capital stock;

     o the sum established by the shareholders' meeting as remuneration of the board of Directors and the supervisory committee;

     o dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders' meeting determines.

     RIGHTS TO SHARE IN ANY SURPLUS IN THE EVENT OF LIQUIDATION

     Section 30 of our bylaws establishes that in the event of liquidation, dissolution or winding-up, our assets (i) will be first applied to satisfy liabilities and (ii) the remaining will be proportionally distributed among holders of preferred stock if there are any and in accordance with the terms of the preferred stock. If any surplus remains, the holders of common shares are entitled to receive and share on a pro rata basis in all net assets remaining for distribution.

     PROVISIONS RELATED TO A SHAREHOLDER'S OWNERSHIP OF CERTAIN AMOUNT OF SHARES

     Section 9 of our bylaws establishes that the acquisition by any person or group, directly or indirectly of our shares, convertible securities, rights to receive any of those securities that may grant that person the control of our company or 35% or more of our capital stock; may only be done by following a tender offer procedure for all of our shares.

     There are cases excluded from the tender offer requirements:

     o acquisitions by persons holding or controlling shares or convertibles securities which represent more than 50% of our capital stock, notwithstanding the provisions of the Comision Nacional de Valores; and

     o holdings of more than 35%, which derive from the distribution of shares or dividends paid in shares approved by the shareholders, or the issuance of shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder's account, or prior to the holding of our shareholders meeting, whatever occurs first.

     The Comision Nacional de Valores regulations require that transactions which cause a person's holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comision Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

     PROCEDURE TO CHANGE THE RIGHTS OF STOCKHOLDERS

     The rights of holders of stock are established in the Law of Corporations and in the bylaws. The rights of shareholders provided for by the Law of Corporations may not be diminished by the bylaws. Section 235 of the Law of Corporations establishes that the amendment of the bylaws should be approved by the absolute majority of our shareholders at an Extraordinary Shareholders Meeting.

     ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

     Our bylaws establish that any meeting must be called by the board of directors or by the supervisory committee in the assumptions provided for by law or at the request of the holders of shares representing no less than 5% of the share capital. Any meetings requested by shareholders must be held within 30 days after the request is made. Ordinary meetings may be called simultaneously for the first and second call. Upon failure to give simultaneous call, the meeting on second call, due to failure to constitute quorum on first call, must be held within 30 days after such meeting, complying with all notices required by applicable regulations.

     Any shareholder may appoint any person as its duly authorized representative at whatever meeting, by granting a proxy with duly certified signature. Co-owners of shares must have single representation.

     In order to attend a shareholders' meeting, shareholders should deposit with us the share certificate issued by the registrar agent, with at least 3 business days prior to the date of the respective shareholders meeting. We will deliver the respective receipt which will be required for admission to the shareholders meeting. On the day of the meeting, the shareholders or their representatives will have to fill in their addresses, identity document and number of votes and will sign the Shareholders' Meetings' Attendance Book.

     The meetings shall be presided by the Chairman of the board of directors.

     The first call of the ordinary shareholders' meeting requires the attendance of shareholders representing a majority of the shares with voting rights. The second call, does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

     The first call of the extraordinary shareholders' meeting requires the attendance of shareholders representing 60% of the shares with voting rights. The second call, does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

     LIMITATIONS TO OWN SECURITIES BY NON-RESIDENT OR FOREIGN SHAREHOLDERS

     There are no legal limitations to own securities or exercise voting rights, by non-resident or foreign shareholders.

     OWNERSHIP THRESHOLD ABOVE WHICH OWNERSHIP SHOULD BE DISCLOSED

     The Comision Nacional de Valores regulations require that transactions which cause a person's holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comision Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

     Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, should notify the Comision Nacional de Valores on a monthly basis, their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

     Further, the Comision Nacional de Valores must be immediately notified of transactions which cause a person's holdings of capital stock of an Argentine company whose securities are publicly offered to hold 5% or more of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders' meetings, as well as directors, officers and members of the supervisory committee, must provide the Comision Nacional de Valores with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

C. MATERIAL CONTRACTS

     We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the Related Party Transactions and Our Indebtedness sections.

D. EXCHANGE CONTROLS

     CURRENCY EXCHANGE REGULATION

     Pursuant to Executive Order No. 260/2002 enacted by the Executive Power on February 8th, 2002, the dual exchange rate system in force since January 2002 has been eliminated. This dual system established an "official" exchange rate of Ps.1.40 equal to 1 US dollar and a free exchange rate, and was replaced by a unique and free exchange market. All foreign currency exchange transactions must be carried out in the free exchange market, in which the Argentine Central Bank participates by purchasing and selling foreign currency.

     IMPORT AND EXPORT OF CAPITAL

     IMPORT OF CAPITAL

     At present, there are no laws, executive orders or regulations nor any exchange controls in force in Argentina limiting the import of capital.

     Pursuant to the Argentine Foreign Investment Law No. 21.832, and amendments thereto and Decree No. 1853, enacted in 1993, the purchase by foreign investors (any natural or legal person domiciled out of Argentina or an Argentine company of "foreign capital") of capital participation in a company existing in Argentina (according to the Foreign Investment Act) shall constitute a foreign investment.

     At present there are no restrictions on foreign investment in industries other than public broadcasting media, and no prior authorization is required to make foreign investments.

     Therefore, no prior authorization is required for the purpose of purchasing securities of our Company.

     See Item 3: "Key Information - B. Exchange Rates"

     EXPORT OF CAPITAL INCLUDING THE AVAILABILITY OF CASH OR CASH EQUIVALENTS.

In compliance with the economic measures set forth by the Government by means of Decree No. 1570/2001 dated December 1, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money cannot be transferred abroad, unless expressly authorized by the Argentine Central Bank.

     REMISSION OF DIVIDENDS, INTERESTS OR OTHER PAYMENTS TO HOLDERS OF SECURITIES IN OUR COMPANY, TO NON RESIDENTS.

     In compliance with the economic measures set forth by the Argentine Government by means of Decree No. 1570/2001 dated December 1st, 2001, as amended by Decree No. 1606/2001, aimed at protecting the integrity of the Argentine financial system, some limitations have been imposed on export of capital. See:
"Export of Capital, including the availability of cash or cash equivalents."

E. TAXATION

UNITED STATES TAXATION

     The following summary describes the material United States federal income tax consequences of the ownership of shares and GDSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders (as defined below) that purchase the shares or GDSs as capital assets and that do not have a permanent establishment in Argentina, are not residents of Argentina, are not domiciled in Argentina, are not organized in Argentina, do not have a local branch in Argentina, do not carry on certain commercial activities, do not fall within the legal presumption for non-Argentine legal entities with respect to the Argentine Personal Assets Tax, do not own an Argentine bank account and are not physically present in Argentina for 183 days or more within a calendar year. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

     o    a bank;

     o    a dealer in securities or currencies;

     o    a financial institution;

     o    a regulated investment company;

     o    a real estate investment trust;

     o    an insurance company;

     o    a tax exempt organization;

     o a person holding the shares or GDSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

     o a trader in securities that has elected the mark-to-market method of accounting for your securities;

     o    a person liable for alternative minimum tax;

     o    a person who owns more than 10% of the voting stock of our company;

     o    an investor in a pass-through entity; or

     o a United States person whose "functional currency" is not the United States dollar.

     Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the "Depositary") to us and assumes that the deposit agreement governing the GDSs, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR GDSs YOU SHOULD CONSULT

YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     "U.S. Holder" means a beneficial owner of a share, or GDS that is for United States federal income tax purposes:

     o    a citizen or resident of the United States;

     o a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

     o an estate the income of which is subject to United States federal income taxation regardless of its source;

     o a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     If a partnership holds shares or GDSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or GDSs, you should consult your tax advisors.

     GDSs

     In general, for United States federal income tax purposes, U.S. Holders of GDSs will be treated as the owners of the underlying shares that are represented by the GDSs. However, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of GDSs. Accordingly, the analysis of the creditability of Argentine taxes described herein could be affected by future actions that may be taken by the United States Treasury. Deposits or withdrawals of shares by U.S. Holders for GDSs will not be subject to United States federal income tax.

     DISTRIBUTIONS ON SHARES OR GDSs

     Subject to the discussion under "Passive Foreign Investment Company Rules" below, distributions on the shares or GDSs, (including net amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the GDS depositary, in the case of GDSs. Such dividends will not be eligible for the dividends-received deduction.

     The amount of any dividend paid in Pesos will equal the United States dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the GDS depositary, in the case of GDSs, regardless of whether the Pesos are converted into United States dollars. If the Pesos received are not converted into United States dollars on the day of receipt, you will have a basis in the Pesos equal to their United States dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

     Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain United States Holders, "financial services income." The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

     TAXATION OF CAPITAL GAINS

     Subject to the discussion under "Passive Foreign Investment Company Rules" below, upon the sale, exchange or other disposition of shares or GDSs, you generally will recognize capital gain or loss equal to the difference between the United States dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or GDSs, determined in United States dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or GDSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss.

     PASSIVE FOREIGN INVESTMENT COMPANY RULES

     Based on the composition of our income and valuation of our assets, we do not believe we were a PFIC for our taxable year ended June 30, 2002 and, based on the projected composition of our income and valuation of our assets do not expect to become one in the future, although there can be no assurance in this regard.

     In general, we will be a PFIC for any taxable year in which, either (i) at least 75% of the gross income of our company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of thePFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation's income.

     The determination of whether we are a PFIC is made annually. To determine whether we are a PFIC for our current taxable year which ends on June 30, 2003, we would need to rely on the projected composition of our income and valuation of our assets. A number of factors could affect these calculations. The volatility and instability of Argentina's economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. Other unanticipated changes may also cause our projections to be inaccurate. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate.

     If we are a PFIC for any taxable year during which you hold an equity interest in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

     If we are a PFIC for any taxable year during which you hold our shares or GDSs, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of such shares or GDSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

     In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the GDSs because the GDSs will be listed on the New York Stock Exchange, which constitutes a qualified exchange under the regulations, although there can be no assurance that the GDSs will be regularly traded. You should note that only the GDSs and not the shares are listed on the New York Stock Exchange. The shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The GDSs or shares would need to be regularly traded on such exchanges in order for the GDSs or shares to be potentially eligible for the mark-to-market election.

     If we are a PFIC in any taxable year in which you hold our shares or GDSs, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

     United States Holders who make the mark-to-market election with respect to shares or GDSs after exchanging their convertible notes or exercising their warrants for shares or GDSs will be subject to special rules in the taxable year of the election if we qualified as a PFIC during the period of their ownership of a convertible note or warrant, which in general will subject the mark-to-market inclusion resulting from such election to the rules on excess distributions as described above. You should consult your tax advisors regarding the application of these rules to your particular situation.

     If you make an effective mark-to-market election, you will include in income each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your PFIC shares or GDSs at the end of the taxable year over your adjusted tax basis in the shares or GDSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such shares or GDSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the shares or GDSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the shares or GDSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

     If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or GDSs are no longer regularly traded on a qualified securities exchange or the IRS consents to the revocation of the election. Under proposed Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which are not a PFIC, but would resume if they subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

     Alternatively, a United States Holder of shares or GDSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a "qualified electing fund" under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

     A United States Holder who owns shares or GDSs during any year that we are a PFIC must file IRS Form 8621.

     You should consult your own tax advisors concerning the United States federal income tax consequences of holding shares or GDSs if we are considered a PFIC in any taxable year.

     ARGENTINE PERSONAL ASSETS TAXES

     Amounts paid on account of the Argentine Personal Assets Taxes, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

     INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to distributions on shares or GDSs and to the proceeds of sale of a share or GDS paid to United States Holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the IRS.

     ARGENTINE TAXATION

     The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the GDSs by an individual holder that is not domiciled or resident in Argentina and a legal entity that is not organized under the laws of Argentina and does not have a permanent establishment in Argentina or is not otherwise doing business in Argentina on a regular basis (a "Foreign Holder"). The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

     TAXATION OF DIVIDENDS

     Dividends, either in cash, shares or kind approved by our shareholders are currently exempt from Argentine withholding or other taxes.

     Notwithstanding the foregoing, according to Argentine law, income tax will be applied to the amount of dividends distributed in excess of a company's net taxable income for the fiscal year preceeding the date of the distribution of such dividends. The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. The withholding would not be applied to the payment of future dividends derived out of retained earnings obtained in the fiscal years ended prior to December 30, 1998. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

     TAXATION OF CAPITAL GAINS

     Gains on sales or other dispositions of shares or GDSs by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from taxation. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or GDS's are not listed, sales or other dispositions of such shares or GDSs are taxable at the rate of 17,5%.

     An Offshore Taxable Entity is a foreign entity without permanent establishment in Argentina which (i) pursuant to its bylaws or to the applicable regulatory framework has its principal investing activity outside the jurisdiction of its incorporation and/or (ii) cannot perform in the jurisdiction of its incorporation certain transactions and/or investments expressly indicated in its bylaws or in the applicable regulatory framework.

     Gains on sales or other dispositions of listed shares or GDSs by resident individuals are currently exempt from taxation. In the case of non listed shares or GDS's its sale or other dispositions are taxable at the rate of 9% up to 15%, but the losses generated by such transactions may only be offset against income from the same type of transactions.

     Gains on the sale or other dispositions of shares or GDSs by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.

     VALUE ADDED TAX

     The sale, exchange, disposition, or transfer of shares or GDSs is not subject to Value Added Tax.

     PERSONAL ASSETS TAX

     Law No. 25,585 issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on shares and GDSs held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

     This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the shares and GDSs, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the shares proportional equity value of the shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

Currently there are no regulations issued by the Executive Branch related to this amendment, and it has not been interpreted by any court or government agency and no assurance can be given as to how such amendments may be defined or interpreted in the future by any such court or government agency.

     TAX ON MINIMUM NOTIONAL INCOME (IMPUESTO A LA GANANCIA MINIMA PRESUNTA,
IGMP)

     Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, shares and GDSs issued by entities subject to such tax, are exempt from paying the IGMP.

     The income tax payment determined for a particular fiscal year is considered as a payment on account of the IGMP to be paid in the same fiscal year. The IGMP will only be applicable when the income tax for the corresponding fiscal period results lower than the amount specified for the IGMP. In such case, the difference between the determined IGMP and the corresponding income tax has to be paid. If in any specific fiscal year, the amount to be paid as IGMP exceeds the income tax corresponding to that same fiscal year, the resulting difference could be computed as an advance to be credited against the income tax to be paid in excess of the IGMP during the following ten fiscal years.

     TAX ON DEBITS AND CREDITS ON BANKING ACCOUNTS

     The Argentine Competition law, as amended, established a tax on debits and credits, of any nature, made in all bank accounts, except for those specifically excluded by the law and its regulations. Debits and credits on bank accounts are subject to general tax rate of 0.6%.

     The regulations of the Argentine Competition law taxes many other transactions in which a bank account is not used but a financial entity intervenes. The movements and deliveries of funds, by its own or on behalf of third parties, carried out by any person, made through organized systems of payments replacing the use of the bank accounts are also taxed at a rate of 1.2%.

     Therefore, holders of shares that have one or more Argentine bank accounts may be subject to this tax on the debits and credits to such bank accounts at the rate of 0.6%, or at the rate of 1.2% on other transactions that are used as a substitute for the use of such Argentine bank accounts.

     GROSS INCOME TAX

     The gross income tax is local in nature; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale of shares and/or the collection of dividends. In the particular case of the city of Buenos Aires, any transaction involving shares and/or the collection of dividends and revaluations is exempt from this tax.

     There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries. Those investors who customarily perform, or who are deemed to perform, transactions in any jurisdiction in which they obtain their income from the sale of shares and/or the collection of dividends are subject to this tax at a rate of up to 15%, unless an exemption is applicable to them.

     STAMP TAX

     The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain territorial jurisdiction or outside a certain territorial jurisdiction but with effects in such jurisdiction.

     In the city of Buenos Aires, the stamp tax has been repealed for all those acts that do not imply an onerous conveyance of real property. However, most provincial tax authorities maintain this tax in effect for all acts in general; therefore, the instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or GDSs, executed in other jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.

     COURT AND OTHER TAXES

     In the event that it becomes necessary to institute legal actions in relation to the convertible notes in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the city of Buenos Aires.

     Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. No Argentine tax is imposed on the deposit or withdrawal of shares in exchange for GDSs. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in shares or GDSs. At present, there is no national tax specifically applicable to the transfer of securities.

     TAX TREATIES

Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States. Argentine Taxation.

F. DIVIDENDS AND PAYING AGENTS

     This item is not applicable.

G. STATEMENT BY EXPERTS

     This item is not applicable.

H. DOCUMENTS ON DISPLAY

     We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C.

20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.irsa.com. It should be noted that nothing on our website should be considered part of this annual report on Form 20-F. You may request a copy of these filings at no cost, by writing or calling the offices of IRSA, Bolivar 108, (C1066AAB) Buenos Aires, Argentina. Our telephone number is +54-11-4323-7555.

I. SUBSIDIARY INFORMATION

     This item is not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and interest rates. We are exposed to market risk in the areas of interest rates and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory or credit risks, are not included in the following assessment of our market risks.

INTEREST RATE RISK

     Our exposure to market risk associated with changes in interest rates is limited to our current investments and variable-rate debt.

     We place our cash and current investments in high quality financial institutions in the United States and Argentina. Our policy is to limit exposure with any individual institution. Our investment portfolio primarily consists of income securities and local market stocks. As of June 30, 2021 we had cash and cash equivalents of Ps. 25.3 million and marketable securities totaling Ps. 36.4 million. In view of the nature of our total portfolio, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of June 30, 2002.

     We are exposed to changes in interest rates primarily as a result of our borrowing activities which include short-term borrowings, and other variable-rate long-term debt used to maintain liquidity and fund our business operations. The instruments' actual cash flows are denominated in U.S. dollars. Our interest expense is sensitive to changes in the general level of interest rates because most of our long-term debt arrangements bear interest at variable rates. Therefore, our results of operations would be affected by interest rate changes. Based on the nature and current levels of our long-term debt, however, we have concluded that an immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

     For debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in US dollars.

                                                             JUNE 30, 2002
                                                        EXPECTED MATURITY DATE
                                                  (US$ AND Ps EQUIVALENT IN MILLIONS)
                                                  -----------------------------------
LIABILITIES               FY2002      FY2003       FY2004      FY2005      FY2006      TOTAL       FAIR VALUE
-----------               ------      ------       ------      ------      ------      -----       ----------

FIXED RATE (US$)          39.4        --           --          --          --          39.4        39.4
Average interest rate..   12%         --           --          --          --          12%         12%
VARIABLE RATE (US$)       83.2        1.2          1.2         1.2         6.5         93.3        93.3
Average interest rate..   7.6%        7.0%         7.0%        7.0%        7.0%        7.1%        7.1%

Includes CER.

     As a matter of policy, we use derivative instruments only to minimize our financing costs. However, there can be no assurance that such risks would be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

FOREIGN EXCHANGE EXPOSURE

     We carry out all of our business in Pesos. Accordingly, our earnings are subject to exposure from adverse movements in currency exchange rates primarily related to our U.S. dollar-denominated debt.

     Historically, volatility has been caused by currency devaluation, among other factors. Most of these factors have occurred at various times in the last two decades in Argentina.

     On February 28, 2002, we sold all of our interest, we participated in Brazil Realty through which we participated in the Brazilian real estate market.

     From April 1, 1991, until the beginning of year 2002, the Convertibility Law No. 23,928 was applicable in Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was forced to sell U.S. dollars to any person at a fixed rate of Ps. 1.00 per US$ 1.00. Accordingly, the foreign currency fluctuations were reduced to a minimum level during this period.

     The primarily economic change implemented by the current Argentine government in January 2002 was the announcement of the devaluation of the Peso. Most of our lease contracts and most of our liabilities are denominated in U.S. dollars. Decree No. 214 and Decree No. 762 mandatorily converted into pesos, all monetary obligations in U.S. dollars entered into between parties under Argentine Law. Consequently, all of our leases were pesified at a one-to-one exchange rate and, additionally, inflation adjusted by the CER index. On the other hand, most of our debt obligations, which are governed by the laws of the State of New York, remained dollar-denominated.

     Due to the end of Convertibility Plan, our foreign exchange exposure has increased considerably. Currently all of our revenues are derived from our operations in Argentina and foreign exchange volatility will probably affect our Peso-denominated revenues, making it more burdensome for us to pay our dollar-denominated debt.

     Foreign currency exchange fluctuations may additionally affect the risk of default on our mortgage receivables, leases and services and other receivables, as any of our customers that have Peso-denominated revenue streams may experience a relative increase in their U.S. dollar-denominated liabilities compared to their Peso-denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar-denominated liabilities.

     Our hedging strategies may prove ineffective to address the effects of interest rate or foreign currency exchange movements on our financial condition. We have experienced net hedging losses in the past, and we could experience such losses in the future to the extent that interest rates or foreign exchange rates shift in excess of the risk covered by hedging arrangements. In entering into interest rate and foreign currency contracts, we bear the credit risk of counterparties being unable to meet the terms of their contracts; and we may be unable to recover damages from any such defaulting counterparty through legal enforcement actions due to laws affording bankruptcy or protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

     We have entered into foreign currency forward exchange contracts with maturities of one year or less. Consistent with our risk management policy, we have used foreign currency forward exchange contracts as a supplement to reduce our overall borrowing costs. The fair value of the forward foreign exchange contracts is not recognized in our consolidated financial statements. At June 30, 2002, we had no outstanding foreign currency forward contracts. After June 30, 2002, we entered into two foreign currency future contracts for a total amount of US$ 4.55 million. As of the date hereof, all of them have matured, resulting in a gain of US$ 302,066.

     We do not use derivative financial instruments for speculative trading purposes. Based on our historical foreign currency rate movements, we do not believe that reasonably possible near-term changes in foreign currency will result in a material effect on our future earnings, fair values or cash flows.

     Foreign exchange net losses during fiscal years 2002, 2001 were Ps. 255.1 million, Ps. 25.6 million and Ps. 32.41 million, respectively.


ITEM 12. DESCRIPTION OF OTHER THAN EQUITY SECURITIES

     This item is not applicable.


PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     DEFAULTS, PARTIAL WAIVERS AND DEBT AGREEMENTS WITH OUR CREDITORS

     On May 24, 2000, we entered into a US$ 80 million syndicated credit facility arranged by BankBoston N.A. Loans under this syndicated credit facility bear interest at three-month LIBOR plus a margin of 500 basis points. Amounts owing under the syndicated credit facility were payable in U.S. dollars. Although final maturity on the loan agreement was on August 30, 2002, due to the continuing effects of economic recession, the unavailability of financing sources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, we could not make the scheduled payment on that date.

     On December 18, 2000, we issued US$ 43.5 million class 2 floating rate notes due December 24, 2001. Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. Our floating rate notes matured in December 2001, and we were unable to pay the principal then due. As a result of such non-payment, in December 2001, we entered into negotiations with the holders of our floating rate notes and to date have been able to obtain short-term deferrals of our obligation to pay such matured notes. On February 8, 2002, we agreed with our holders to replace the floating interest rate for an annual fixed interest rate of 12%. Pursuant to the most recent deferral, granted on October 31, 2002, the principal of and interest on our floating rate notes were due in full on November 14, 2002, and were further renegotiated as explained below. We also agreed with our holders on a capitalization of the interest due on October 31, 2002. On May 15, 2002, we repurchased from Banco Sudameris its participation in the mentioned convertible notes for US$ 6.8 million.

     The floating rate notes and the syndicated credit facility included various restrictive covenants, which among other things, require us to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions and repurchases of stock and investments. As of June 30, 2002, we were not in compliance with certain of the financial covenants under the floating rate notes and syndicated credit facility, and a waiver had been granted by the respective holders and banks in relation to such covenants.

     This situation has already been regularized and after months of negotiations, we have finished the restructuring of our debt under the US$ 80 million loan agreement and the outstanding US$ 41.2 million of our floating rate notes. On November 15 we have signed a "Refinancing Framework Agreement" with our six bank creditors (Banca Nazionale del Lavoro S.A., BankBoston N.A., Banco de la Ciudad de Buenos Aires, HSBC Bank Argentina S.A., Banco Itau S.A., New York Branch and Banco de la Nacion Argentina, New York Branch) to refinance our debt at a long term and lower interest rates.

     Moreover, our subsidiary Hoteles Argentinos, owner of the Hotel Sheraton Libertador, did not pay the principal installments of US$ 300.000 each, that were due on January 26, April 29, July 29 and October 26, 2002, and the interest installments due on July 29 and October 26, 2002, for a total amount of US$ 315.000, under the US$ 12.0 million loan. Although Hoteles Argentinos' Management is renegotiating its debt with its creditors, we cannot assure you that an agreement will be reached.

     On January 31, 2002, and on April 30, 2002 our Company did not pay to Goldman Sachs two equal installments of US$ 6.6 million plus reasonable costs and interest. On October 7, 2002, Goldman Sachs sent a us letter claiming that since January 31, 2002, we have been in default under our obligations under the amended shareholders agreement dated November 9, 2001. On November 21, 2002, together with Goldman Sachs, we signed a Letter Agreement in which we agree to cancel the US$ 16.3 million debt before November 29, 2002. The payment was done with US$ 9.0 million cash and US$ 3.1 million face amount of APSA's convertible notes previously owned by Inversora Bolivar.


ITEM 14. MATERIAL MODIFICATIONS

     FAIR PRICE PROVISION

     At our annual meeting held on October 30, 2000, the shareholders approved an amendment to our bylaws which included the adoption of a fair price provision (the "Fair Price Provision").

     The following description is a summary of the principal provisions of the Fair Price Provision, which constitutes Article Nine of our bylaws and does not contain a description of all of the terms of the Fair Price Provision. The text of the English language translation and the governing Spanish text of Article Nine is included as an Exhibit hereto, and should be read in their entirety.

     The Fair Price Provision prohibits a party seeking to acquire, directly or indirectly, either control or (together with such party's other holdings) twenty percent (20%) or more of our capital stock without complying with the procedural and price requirements described below. Acquisitions made in violation of the Fair Price Provision are deemed ineffective against us and will not be registered in our share registry. Shares acquired in violation of the Fair Price Provision shall have no voting or equity rights until the Fair Price Provision has been complied with. The Fair Price Provision applies to transactions involving shares of our common stock and any securities convertible in shares of our common stock, including, without limitation, convertible debentures and bonds and our global depositary receipts ("GDRs"). The Fair Price Provision excludes certain acquisitions of shares in certain limited circumstances.

     The Fair Price Provision provides that a party seeking to acquire, directly or indirectly, control of our Company or twenty percent (20%) or more of our capital stock shall be required to make a public tender offer for all of the outstanding common stock of us and any shares of common stock into which outstanding securities of our Company are presently convertible or exchangeable in accordance with the procedural and price terms of the Fair Price Provision and in accordance with applicable law. For purposes of the twenty percent threshold contained in the Fair Price Provision parties acting in concert or which are under common control or administration are deemed a single party.

     The Fair Price Provision requires the offering party to notify use of the tender offer simultaneously with its filing of the public tender offer with the Comision Nacional de Valores, the Argentine National Securities Commission. The notice to us is required to set forth all of the terms and conditions of any agreement that the offering party has made with any other of our shareholders with respect to the proposed transaction and to provide, among other things, the following information:

     o the identity and nationality of the offering party and, in the event the offer is made by a group, the identity of each member of the group;

     o the terms and conditions of the offering, including the price, the tender offer period and the requirements for accepting the tender offer;

     o accounting documentation required by Argentine law relating to the offering party;

     o details of all prior acquisitions by the offering party of shares or securities convertible into shares of our capital stock.

     We will distribute the information provided by the offering party to our shareholders.

     The Fair Price Provision requires that the consideration paid in the tender offer be paid in cash and that the price paid for each share in the tender offer be the same and not less than the highest price per share derived from the five following alternative valuation methods:

     o the highest price per share of our common stock paid by the offering party, or on behalf of the offering party, for any acquisition of shares or convertible securities within the 2 years prior to the commencement of the tender offer;

     o the highest closing selling price of a share of our common stock on the BCBA during the thirty day period immediately preceding the commencement of the tender offer;

     o the highest price resulting from the calculations made according to the provisions of (i) and (ii) above multiplied by a fraction the numerator of which is such highest price and the denominator of which is the lowest closing price of a share of our common stock on the BCBA during the two-year period prior to the period referred to in sub-sections (i) or (ii), as applicable;

     o our aggregate net earnings per share during our preceding four completed fiscal quarters prior to the commencement of the tender offer, multiplied by our highest price to earnings ratio during the two-year period immediately preceding the commencement of the tender offer. Such multiples shall be determined considering the average closing selling price of our common stock on the BCBA, and our aggregate net income from our preceding four completed fiscal quarters; and,

     o the book value per share of our common stock at the time the tender offer is commenced, multiplied by the highest ratio determined by a fraction the numerator of which is the closing selling price of a share of our common stock on the BCBA on each day during the two year period prior to the commencement of the tender offer and the denominator of which is the latest known book value per share of our common stock on each such date.


ITEM 15. [RESERVED]


ITEM 16. [RESERVED]


PART III


ITEM 17. FINANCIAL STATEMENTS

     The Registrant has responded to Item 18 in lieu of responding to this Item.


ITEM 18. FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-100.


ITEM 19. EXHIBITS

     Index to Financial Statements (see page F-1).

                                INDEX OF EXHIBITS

       EXHIBIT NO.                  DESCRIPTION OF EXHIBIT


3.1* Estatutos of the registrant, which serve as the registrant's articles of incorporation and bylaws, and an English translation thereof.

4.1**      Unit Agreement between the registrant and the Bank of New York.

4.2**      Indenture between the registrant and the Bank of New York.

4.2** Warrant Agreement between the registrant and the Bank of New York, as warrant agent.

12.1**     Statement re computation of ratio of earnings to fixed charges

21.1**     Subsidiaries of the registrant


---------------


* Incorporated herein by reference to the exhibit to the registrant's registration statement on Form F-1 (File No. 33-86792)

** Incorporated herein by reference to the same-numbered exhibit to the registrant's registration statement on Form F-1 (File No. 333-89660)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                        PAGE
                                                                                                       ------
IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA AND SUBSIDIARIES

Report of Independent Accountants................................................................      F - 2
Consolidated Balance Sheets as of June 30, 2002 and 2001.........................................      F - 3
Consolidated Statements of Operations for the years ended June 30, 2002, 2001 and 2000...........      F - 4
Consolidated Statements of Changes in Shareholders' Equity for the years ended
June 30, 2002, 2001 and 2000.....................................................................      F - 5
Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2001 and 2000...........      F - 6
Notes to the Consolidated Financial Statements...................................................      F - 8


ALTO PALERMO S.A. (APSA) AND SUBSIDIARIES

Report of Independent Accountants................................................................      F - 82
Consolidated Balance Sheets as of June 30, 2002 and 2001.........................................      F - 83
Consolidated Statements of Operations for the years ended June 30, 2002, 2001 and 2000...........      F - 84
Consolidated Statements of Changes in Shareholders' Equity for the years ended
June 30, 2002, 2001 and 2000.....................................................................      F - 85
Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2001 and 2000...........      F - 86
Notes to the Consolidated Financial Statements...................................................      F - 88


BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES

Report of Independent Accountants................................................................      F - 150
Consolidated Balance Sheets as of June 30, 2001 and 2000.........................................      F - 154
Consolidated Statements of Income for the years ended June 30, 2001 and 2000.....................      F - 156
Consolidated Statements of Changes in Shareholders' Equity for the years ended
June 30, 2001 and 2000...........................................................................      F - 157
Consolidated Statements of Cash Flows for the years ended June 30, 2001 and 2000.................      F - 158
Notes to the Consolidated Financial Statements...................................................      F - 159

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the shareholders of
IRSA Inversiones y Representaciones Sociedad Anonima:

In our opinion, based in our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anonima and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for the each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Brazil Realty Empreendimentos e Participacoes, Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios S.A.C.A., unconsolidated equity investees of IRSA Inversiones y Representaciones Sociedad Anonima, as of and for the year ended June 30, 2000, which represent 15.4% of total consolidated assets and 23.9% of total consolidated revenues as of and for the year then ended. Those financial statements were audited by other auditors whose respective reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Brazil Realty Empreendimentos e Participacoes, Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios S.A.C.A, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 , the Company was negatively impacted by the continued deterioration of the Argentine economy, the Argentine Government's adoption of various economic measures and the devaluation of the Argentine Peso, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net (loss) income expressed in Argentine pesos for each of the three years in the period ended June 30, 2002 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in Argentine pesos at June 30, 2002 and 2001 to the extent summarized in Note 19 to the consolidated financial statements.


PricewaterhouseCoopers
Buenos Aires, Argentina
September 9, 2002

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                           CONSOLIDATED BALANCE SHEETS
                          AS OF JUNE 30, 2002 AND 2001
    (Adjusted for price-level changes and expressed in thousands of constant
                      Argentine Pesos as of June 30, 2002)

                                                                                2002                   2001
                                                                         -----------------  -----------------
ASSETS
CURRENT ASSETS

   Cash and banks (Notes 5.a. and 20.e.)..............................   Ps.       24,831   Ps.       10,530
   Investments (Notes 5.b. and 20.e.).................................             36,796             89,707
   Mortgages and leases receivable, net (Notes 5.c. and 20.e.)........             12,004             59,928
   Other receivables and prepaid expenses (Notes 5.d. and 20.e.)......             38,547             36,927
   Inventories (Note 5.e.)............................................             24,130             24,783
                                                                         -----------------  -----------------
       TOTAL CURRENT ASSETS...........................................            136,308            221,875
                                                                         -----------------  -----------------

NON-CURRENT ASSETS
   Mortgages and leases receivable, net (Notes  5.c. and 20.e.).......              3,135             44,326
   Other receivables and prepaid expenses (Notes 5.d. and 20.e.)......             89,621             34,764
   Investments (Notes 5.b. and 20.e.).................................            526,348            699,893
   Inventories (Note 5.e.)............................................             46,558             67,399
   Fixed assets, net (Notes 20.a. y 20.e.)............................            338,794            419,375
   Intangible assets, net (Note 20.b.)................................              3,951              6,917
                                                                         -----------------  -----------------
       TOTAL NON-CURRENT ASSETS.......................................          1,008,407          1,272,674
                                                                         -----------------  -----------------
TOTAL ASSETS..........................................................   Ps.    1,144,715    Ps.   1,494,549
                                                                         =================  =================

LIABILITIES
CURRENT LIABILITIES

   Trade accounts payable (Notes 5.f. and 20.e.)......................   Ps.       12,224   Ps.       10,831
   Customer advances (Note 20.e.).....................................              1,931              4,300
   Salaries and social security payables (Note 5.g.)..................              1,024              1,923
   Short-term debt (Notes 5.h. and 20.e.).............................            564,739            350,465
   Taxes payable (Note 5.i. and 20.e.)................................             12,598              8,036
   Other liabilities (Notes 5.j. and 20.e.)...........................             13,544             10,106
                                                                         -----------------  -----------------
       TOTAL CURRENT LIABILITIES......................................            606,060            385,661
                                                                         -----------------  -----------------

NON-CURRENT LIABILITIES
   Trade accounts payable (Notes 5.f. and 20.e.)......................                  -                374
   Long-term debt (Notes 5.h. and 20.e.)..............................                142             26,012
   Customer advances (Note 20.e.).....................................                  -                360
   Other liabilities (Notes 5.j. and 20.e.)...........................              2,879              7,751
                                                                         -----------------  -----------------
       TOTAL NON-CURRENT LIABILITIES..................................              3,021             34,497
                                                                         -----------------  -----------------
TOTAL LIABILITIES.....................................................            609,081            420,158
                                                                         -----------------  -----------------
   Minority interest..................................................             75,218            114,356
                                                                         -----------------  -----------------
SHAREHOLDERS' EQUITY..................................................            460,416            960,035
                                                                         -----------------  -----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............................   Ps.    1,144,715   Ps.    1,494,549
                                                                         =================  =================

  The accompanying notes are an integral part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
    (Adjusted for price-level changes and expressed in thousands of constant
              Argentine Pesos as of June 30, 2002)


                                                                      2002                 2001                 2000
                                                              -----------------   ------------------   -------------------

SALES  (Net of gross  sales tax of Ps. 6.0  million,
Ps. 10.4 million and Ps. 7.4 million, respectively).......    Ps.     211,319     Ps.       339,843    Ps.        361,930
COSTS.....................................................           (121,355)             (172,024)             (167,689)
                                                              -----------------   ------------------   -------------------
GROSS PROFIT..............................................             89,964               167,819               194,241
                                                              -----------------   ------------------   -------------------
Selling expenses..........................................            (34,332)              (33,748)              (36,886)
Administrative expenses ..................................            (37,643)              (50,740)              (55,629)
                                                              -----------------   ------------------   -------------------
                                                                      (71,975)              (84,488)              (92,515)
                                                              -----------------   ------------------   -------------------

Gain (loss) on purchasers rescissions of sales contracts..                 27                   (14)               (1,541)
Loss from operations and holdings of real estate assets,
net (Note 8) .............................................            (64,956)               (6,305)               (2,696)
                                                              -----------------   ------------------   -------------------
OPERATING (LOSS) INCOME...................................            (46,940)                77,012               97,489
                                                              -----------------   ------------------   -------------------
Net losses in equity investments..........................             (1,967)              (10,323)               (1,428)
Financial results, net (Note 9)...........................           (432,220)             (110,302)              (58,876)
Other expenses, net (Note 10).............................             (8,511)               (5,624)              (11,907)
                                                              -----------------   ------------------   -------------------
(LOSS) INCOME BEFORE TAXES AND EXTRAORDINARY LOSS.........           (489,638)              (49,237)               25,278
                                                              -----------------   ------------------   -------------------
Extraordinary loss (Note 16)..............................                 --                (5,653)                   --
Income tax ...............................................             (9,981)               (5,064)              (13,727)
                                                              -----------------   ------------------   -------------------
NET (LOSS) INCOME.........................................    Ps.    (499,619)     Ps.      (59,954)    Ps.        11,551
                                                              =================   ==================   ===================


       For details of income statement line items, see Note 7 to the consolidated financial statements.


  The accompanying notes are an integral part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
    (Adjusted for price-level changes and expressed in thousands of constant
                      Argentine Pesos as of June 30, 2002)


                                                                          Shareholders' contributions
                                             ---------------------------------------------------------------------------------------
                                                                              Inflation     Inflation
                                                                             adjustment     adjustment    Additional
                                                                              of common    of treasury    paid-in-
                                               Common stock     Treasury        stock         stock       capital           Total
                                                (Note 6.a.)       stock      (Note 6.c.)   (Note 6.c.)    (Note 6.a.)
                                               --------------  ------------  ------------  -------------  ------------ -------------
BALANCES AS OF JUNE 30, 1999................   Ps.   188,476   Ps.   2,434   Ps. 198,099   Ps.    2,558   Ps. 506,767  Ps.  898,334
                                               --------------  ------------  ------------  -------------  ------------ -------------
Capital contributions ......................          21,090           --        20,166             --            --         41,256
Approved by shareholders' meeting held on
October 28, 1999:
    - Cash dividends (Ps. 0.11 per share)...             --            --           --              --            --            --
    - Legal reserve.........................             --            --           --              --            --            --
    - Distribution of treasury stock........           2,433        (2,433)         2,557        (2,557)          --            --
Purchase of treasury stock..................          (6,237)        6,237       (6,496)          6,496           --            --
Net income for the year.....................             --           --           --            --               --            --
                                               --------------  ------------  ------------  -------------  ------------ -------------
BALANCES AS OF JUNE 30, 2000................   Ps.   205,762   Ps.   6,238   Ps. 214,326   Ps.    6,497   Ps. 506,767  Ps.  939,590
                                               --------------  ------------  ------------  -------------  ------------ -------------
Approved by shareholders' meeting held on
October 31, 2000:
    - Legal reserve.........................             --            --           --            --              --            --
    - Distribution of treasury stock........          20,730       (20,730)        21,592       (21,592)          --            --
Purchase of treasury stock..................         (19,080)       19,080      (19,876)         19,876           --            --
Net loss for the year.......................             --            --           --            --              --            --
                                               --------------  ------------  ------------  -------------  ------------ -------------
BALANCES AS OF JUNE 30, 2001................   Ps.   207,412   Ps.   4,588   Ps. 216,042   Ps.    4,781   Ps. 506,767  Ps.  939,590
                                               --------------  ------------  ------------  -------------  ------------ -------------
Net loss for the year.......................             --            --            --             --            --            --
                                               --------------  ------------  ------------  -------------  ------------ -------------
BALANCES AS OF JUNE 30, 2002................   Ps.   207,412   Ps.   4,588   Ps. 216,042   Ps.    4,781   Ps. 506,767  Ps.  939,590
                                               ==============  ============  ============  =============  ============ =============


                                                   Legal        Accumulated
                                                  reserve        retained
                                                   (Note         earnings     Shareholders'
                                                   6.d.)        (deficit)        Equity

                                                 -----------   -------------  ------------
BALANCES AS OF JUNE 30, 1999................     Ps.  12,379    Ps.  198,352  Ps.1,109,065
                                                 -----------   -------------  ------------
Capital contributions ......................             --             --          41,256
Approved by shareholders' meeting held on
October 28, 1999:
    - Cash dividends (Ps. 0.11 per share)...             --          (31,518)      (31,518)
    - Legal reserve.........................           4,349          (4,349)          --
    - Distribution of treasury stock........             --              --            --
Purchase of treasury stock..................             --          (29,934)      (29,934)
Net income for the year.....................             --           11,551        11,551
                                                 -----------   -------------  ------------
BALANCES AS OF JUNE 30, 2000................     Ps.  16,728    Ps.  144,102  Ps.1,100,420
                                                 -----------   -------------  ------------
Approved by shareholders' meeting held on
October 31, 2000:
    - Legal reserve.........................             577            (577)          --
    - Distribution of treasury stock........             --              --            --
Purchase of treasury stock..................             --          (80,431)      (80,431)
Net loss for the year.......................             --          (59,954)      (59,954)
                                                 -----------   -------------  ------------
BALANCES AS OF JUNE 30, 2001................     Ps.  17,305    Ps.    3,140   Ps. 960,035
                                                 -----------   -------------  ------------
Net loss for the year.......................             --         (499,619)     (499,619)
                                                 -----------   -------------  ------------
BALANCES AS OF JUNE 30, 2002................     Ps.  17,305    Ps. (496,479)  Ps. 460,416
                                                 ===========   =============  ============



  The accompanying notes are an integral part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
    (Adjusted for price-level changes and expressed in thousands of constant
                      Argentine Pesos as of June 30, 2002)


                                                                             2002            2001           2000
                                                                        --------------  -------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the year.......................................   Ps. (499,619)   Ps.  (59,954)  Ps.    11,551
Adjustments to reconcile net income to net cash flow from
operating activities:
   Depreciation and amortization.....................................         21,033          23,103          26,023
   Minority interest.................................................        (5,118)           1,459           4,818
   Allowances and provisions.........................................          1,314             994           1,389
   Gain from the sale of fixed assets................................            --              (29)            (68)
   Equity in earnings of affiliated companies........................         17,797          (6,471)        (10,810)
   Loss from operations and holdings of real estate assets...........         41,631           5,708             743
   Loss on early redemption of debt..................................            --              --            1,199
   Financial results.................................................        294,387          39,913         (21,094)
   Income tax........................................................          6,882           3,140           9,460
Changes in certain assets and liabilities, net of non-cash
transactions and the effects of acquisitions:
   (Increase) decrease in current investments........................        (16,103)        (34,740)         33,476
   Decrease in non-current investments...............................            982             --              --
   Decrease in mortgages and leases receivables......................         37,966          15,663           9,464
   Increase in other receivables.....................................        (13,377)         (5,849)        (12,848)
   Decrease in inventories...........................................         52,758          52,188          17,590
   Decrease (increase) in intangible assets..........................            --              593            (135)
   Increase (decrease) in trade accounts payable.....................          8,289           2,578          (3,277)
   Increase (decrease) in customer advances, salaries and social
     security and taxes payable......................................            984         (12,762)          6,776
   Cash dividends received...........................................          2,496          19,243           5,143
   Increase (decrease) in other liabilities..........................         22,800          (3,840)          5,006
   Increase in accrued interest and exchange (loss) gain.............         72,223          54,957          44,628
                                                                        --------------  -------------- --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES............................         47,325          95,894         129,034
                                                                        --------------  -------------- --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Net proceeds from the sale of interests in joint controlled               119,933         134,074          (1,637)
   companies.........................................................
   Payment for acquisition of subsidiary companies and
   equity investees .................................................        (19,322)        (52,291)        (16,354)
   Loans granted to related parties..................................        (94,077)             --             --
   Net proceeds from the sale of fixed assets........................             --              63             481
   Payment for acquisition of undeveloped parcels of land............         (2,952)         (2,214)        (12,928)
   Purchase and improvements of fixed assets.........................        (21,058)         (6,876)         (8,058)
                                                                        --------------  -------------- --------------
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES..................        (17,476)         72,756         (38,496)
                                                                        --------------  -------------- --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Purchase of treasury stock........................................             --         (80,431)        (29,934)
   Issuance of common stock..........................................             --             --           41,256
   Payment of notes..................................................             --             --         (154,491)
   Payment of cash dividends.........................................             --             --          (31,518)
   Increase in intangible assets.....................................         (3,033)         (4,802)         (7,692)
   Contributions from (dividends paid to) minority shareholders......          3,059             --           (5,186)
   Proceeds from the issuance of notes...............................             --         129,178             --
   Proceeds from short-term and long-term debt.......................        151,326         195,330         287,340
   Payment of short-term and long-term debt..........................       (187,453)       (385,590)       (187,913)
   Payment of seller financing ......................................         (1,766)        (18,332)        (16,333)
                                                                        --------------  -------------- --------------
NET CASH USED IN FINANCING ACTIVITIES ...............................        (37,867)       (164,647)       (104,471)
                                                                        --------------  -------------- --------------
Net (decrease) increase in cash and cash equivalents.................         (8,018)          4,003         (13,933)
Cash and cash equivalents as of beginning of year....................         33,271          29,268          43,201
                                                                        --------------  -------------- --------------
Cash and cash equivalents as of end of year..........................   Ps.   25,253    Ps.   33,271   Ps.    29,268
                                                                        ==============  ============== ==============

  The accompanying notes are an integral part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
    (Adjusted for price-level changes and expressed in thousands of constant
                      Argentine Pesos as of June 30, 2002)


                                                                          2002              2001              2000
                                                                   ----------------  ----------------  ----------------
SUPPLEMENTAL CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
Interest.......................................................    Ps.      26,156   Ps.      55,402   Ps.      63,371
Income tax.....................................................                351               --                --

NON-CASH ACTIVITIES:
Increase in deferred gain through a decrease in current
investments....................................................    Ps.         --    Ps.       2,328   Ps          --
Increase in non-current investments through a decrease in
mortgages and leases receivable................................             20,200               --              7,015
Increase in minority interest through a decrease in long-term
debt...........................................................                --                293               --
Decrease in long-term debt through a decrease in investments ..              5,620               --                --
Increase in fixed assets through a decrease in inventory.......                --              2,408            29,181
Increase in intangible assets through a decrease in inventory .                --                595             2,655
Decrease in non-current investments through a decrease in                   33,919
other liabilities..............................................                                  --                --
Increase in inventory through a decrease in fixed assets.......             36,860            23,809            23,214
Incurrence of debt for related company acquisition.............                --               --               7,874
Increase in non-current investments through a decrease in
non-current other receivables..................................                --               --              38,392
Increase in current investments through a decrease in
non-current investments........................................                --               --              44,613
Decrease in customer advances through a decrease in mortgages
and leases receivable..........................................                --               --               5,282
Decrease in other liabilities through a decrease in current
mortgages and leases receivable................................                --               --               1,565
Increase in current taxes payable through a decrease in
non-current taxes payable......................................                --               --               2,181
Increase in mortgages and leases receivable through a decrease
in non-current investments.....................................                --               --               4,495
Increase in inventory through a decrease in undeveloped plots
land...........................................................                --               --               2,973
Increase in non-current investments through an increase in
other liabilities..............................................                --               --               2,529
Increase in non-current investments through a decrease in
fixed assets...................................................                --               --              20,448


                                                                          2002            2001              2000
                                                                   ----------------  ----------------  ----------------
ACQUISITION OF EQUITY INVESTEES:
Investments....................................................    Ps.      19,322   Ps.      52,291   Ps.      16,354
                                                                   ----------------  ----------------  ----------------
                                                                   Ps.      19,322   Ps.      52,291   Ps.      16,354
                                                                   ================  ================  ================
DISPOSITION OF SUBSIDIARY COMPANIES:
Mortgages and leases receivable, net...........................    Ps.         --    Ps.        --     Ps.      (3,058)
Other receivables..............................................                --               --              (5,374)
Inventory......................................................                --               --                (366)
Fixed assets, net..............................................                --               --             (31,810)
                                                                   ----------------  ----------------  ----------------
TOTAL NON-CASH ASSETS DISPOSED OF .............................                --               --             (40,608)
                                                                   ----------------  ----------------  ----------------
Trade accounts payable.........................................                --               --               2,956
Loans..........................................................                --               --              23,787
Customer advances..............................................                --               --               1,166
Salaries payable...............................................                --               --                 918
Taxes payable..................................................                --               --                 209
Other liabilities..............................................                --               --              10,387
                                                                   ----------------  ----------------  ----------------
TOTAL LIABILITIES DISPOSED OF .................................                --               --              39,423
                                                                   ----------------  ----------------  ----------------
NET NON-CASH ASSETS DISPOSED OF ...............................                --               --              (1,185)
Cash disposed of...............................................                --               --              (1,637)
                                                                   ----------------  ----------------  ----------------
VALUE OF NET ASSETS DISPOSED OF ...............................    Ps.         --    Ps.        --     Ps.      (2,822)
                                                                   ================  ================  ================

  The accompanying notes are an integral part of these consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.     ORGANIZATION AND DESCRIPTION OF BUSINESS

       IRSA Inversiones y Representaciones Sociedad Anonima ("IRSA"), is an Argentine real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries, joint ventures and international alliances (IRSA and subsidiaries is collectively referred hereinafter as "IRSA" or the "Company"), is primarily involved in (i) the acquisition and development of residential properties primarily for sale, (ii) the acquisition, development and operation of office and other non-retail buildings primarily for rental purposes, (iii) the development and operation of shopping center properties,
(iv) the acquisition and operation of luxury hotels, (v) the acquisition of undeveloped land reserves either for future development or sale, (vi) e-commerce activities and, (vii) other non-core activities. The Company seeks to identify desirable properties for acquisitions which it acquires in the normal course of business, and, regularly reviews its portfolio and from time to time considers and effects the sale of certain properties. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange ("BASE") and the New York Stock Exchange ("NYSE").

2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Economic Crisis

       Argentina is immersed in a critical economic climate. The main features of the current economic context are a major public debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

       As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

       On January 6, 2002 after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures though Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which are been pending at the date of the issuance of these financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

       Listed below are some of the measures adopted by the Government that are in force at the date of issuance of these financial statements and the effect they have had on the Company's economic and financial situation to date.

Exchange system

       On February 8, 2002 the Government established a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present, most transfers of funds abroad require the prior approval of the Central Bank. Additionally, certain requirements have to be fulfilled for export collections.

       The new exchange regime replaces the previous convertibility legislation, under which the previous exchange rate of Ps. 1 to US$ 1 existed for a number of years. Also, during the year ended June 30, 2002, the Argentine peso devalued significantly, and at June 30, 2002 the exchange rate was approximately Ps. 3.8 to US$ 1.

       The devaluation of the Argentine peso resulted in a loss of approximately Ps. 255.1 million for the year ended June 30, 2002. This loss from devaluation was primarily the result of the Company's US denominated debt, partially offset by a receivable related to the sale of the Company's investment in Brazil Realty Empreendimentos e Participacoes.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (CONTINUED)

Deposits in Argentine financial institutions

             As from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars. The terms of ultimate repayment of bank deposits to depositors have not been finalized and is not yet known in what form such payment, or other compensation, will be made. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were to be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. The application of the CER for certain transactions has met with substantial resistance in Argentina and its application may change substantially in the future. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds or other financial institutions. If the depositors do not elect to receive Government Bonds, they will receive bonds issued by the Bank that will observe the pre-existing conditions.

Financial debts in foreign currency with Argentine financial institutions

       Debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these debts.

Credits and debts not related to the financial system

       The obligation to pay money denominated in dollars or other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of Ps. 1 to US$ 1 or its equivalent in such other foreign currency. To these balances must be applied a reference stabilization index as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

Deferment of the deduction of the exchange difference from income tax purposes

       The net negative results caused by this devaluation are deductible from income tax over a five-year period, beginning in the fiscal year ended June 30, 2002.

Presentation of financial statements in constant Argentine pesos

       As established by Resolution 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, Resolution 240/02 of the Argentine Federation of Professional Councils in Economic Sciences and Resolution No. 415 of the Comision Nacional de Valores ("CNV") - the National Securities Commission in Argentina-, as from January 1, 2002 financial statements are required to be restated to reflect the effects of inflation in accordance with the guidelines of Technical Pronouncement No.6 of the Argentine Federation of Professional Councils in Economic Sciences. See Note 3.c. for further detail.

Impact of current economic conditions on the Company

       The impact generated by all these measures adopted to date by the Government on the financial situation of the Company at June 30, 2002 was calculated according to the evaluations and estimates made by Management at the date of preparing the financial statements. Future actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and these differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and their future development and the Company's financial statements must be considered in the light of these uncertain circumstances.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (CONTINUED)

Impact of current economic conditions on the Company (continued)

       The Company has been negatively impacted by the continued deterioration of the Argentine economy, the Argentine Government's adoption of the economic measures summarized above and the devaluation of the Argentine Peso. As described in Note 5.h., the Company was unable to fully pay the principal and interest of the Notes originally due on December 24, 2001 and the Loan Agreement originally due on May 31, 2002. As a result of such non-payments, the Company entered into negotiations with the holders of the remaining Notes and lenders under the Loan Agreement and obtained for short-term deferrals to pay such matured debts. Pursuant to the most recent deferrals, the principal and interest of US$ 39.3 million Notes must be paid in September 9, 2002 and the US$ 80 million Loan Agreement must be paid in September 30, 2002. Due to the continuing effects of economic recession, the unavailability of financial credit and the succession of recent economic measures adversely affecting the normal operations of the banking and payments system, it is probable on September 9, 2002 and September 30, 2002 the Company will be unable to make the schedule payments upon maturity of the US$ 39.3 million Notes and the US$ 80.0 million Loan Agreement. Management is negotiating agreements with the holders of the Notes and the lenders under the Loan Agreement. Management expects to use the net proceeds from the rights offering mentioned in Note 11 to facilitate the renegotiations or partial payment of the indebtedness outstanding above mentioned. It is not yet certain what the outcome of such negotiations will be.

       Additionally, as mentioned in Note 5.h.(v), Hoteles Argentinos S.A. has not paid principal installments amounting to US$ 300, with original maturates set for April 29 and July 29, 2002, and an interest installment amounting to US$ 127 which fell due on July 29, 2002, under the long-term loan agreement secured by a mortgage entered into with Bank Boston N.A., Buenos Aires branch.

       These conditions raise substantial doubt about the Company's ability to continue as a going concern.

       The accompanying consolidated financial statements have been prepared on a going concern basis which contemplate continuity of operations, realization of assets, and liquidation of liabilities in the ordinary course of business and do not reflect any adjustment that might result should the Company be unable to continue as a going concern.

3.     PREPARATION OF FINANCIAL STATEMENTS

       A. BASIS OF PRESENTATION

       The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), and the regulations of the Comision Nacional de Valores ("CNV"), the National Securities Commission in Argentina, which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission ("SEC"). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 19 to these consolidated financial statemets.

       Amounts included in the notes to the consolidated financial statements are expressed in thousands of Argentine Pesos, except as otherwise indicated.


       B. PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

       All significant intercompany balances and transactions have been eliminated in consolidation.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       B. PRINCIPLES OF CONSOLIDATION (CONTINUED)

       A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

                                                                 ------------------------------------------------
                                                                           PERCENTAGE OF CAPITAL STOCK
                                                                            OWNED AS OF JUNE 30, (i)
                                                                 ------------------------------------------------

                                                                 ------------------------------  ---------------
                                                                      2002            2001             2000
                                                                 ------------------------------  ---------------
CONTROLLED COMPANIES
--------------------
Hoteles Argentinos S.A. ("Hoteles Argentinos") (ii)............       80.00%          80.00%           80.00%
Palermo Invest S.A. ("Palermo Invest") (ii)....................       66.67%          66.67%           66.67%
Abril S.A. ("Abril") (ii)......................................       83.34%          83.34%           83.34%
Pereiraola S.A.I.C.I.F. y A. ("Pereiraola") (ii)...............       83.34%          83.34%           83.34%
Baldovinos S.A. ("Baldovinos") (ii)............................       83.34%          83.34%           83.34%
Ritelco S.A. ("Ritelco") (iii).................................      100.00%              --               --
IRSA International Limited ("IRSA Int'l") (iii)...............            --         100.00%          100.00%
Home Financing S.A. ("HOFISA") (iv) ...........................           --         100.00%          100.00%
Santa Maria del Plata S.A. ("SMP") (iv)........................           --              --          100.00%
Sociedad del Dique S.A. ("Sociedad del Dique") (iv)............           --              --          100.00%

(i)    Percentage of equity interest owned has been rounded.
(ii) Results of operations have been accounted for under the proportionate consolidation method.
(iii) As of June 30, 2002 the Company decided the liquidation of IRSA International Ltd. (iv) As from July 1, 2001, these companies have been merged into IRSA.

       The consolidated statements of operations were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company uses the "proportionate-consolidation method" of accounting for the investments in which the Company exercises control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. All notes to the consolidated financial statements relating to income-statement items have been also prepared on a proportionate-consolidation basis. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the financial statements of its equity method investments. The Company considers this method more appropriately reflects the Company's results of operations and the integration of its core businesses. The use of the proportionate-consolidation method has been approved by the CNV. Although the use of the proportionate-consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of the Company's consolidated statements of income, it does not impact the Company's consolidated shareholders' equity or net earnings.

       Note 14 to the consolidated financial statements presents the Company's statements of income for the three years in the period ended June 30, 2002 reporting (i) the jointly-controlled investments accounted for by the equity method, with the earnings or losses included as earnings or losses from equity investments, and (ii) minority interest in earnings or losses of controlled subsidiaries.

       A description of the jointly-controlled investments accounted for under the proportionate consolidation method is presented as follows:


JOINTLY CONTROLLED COMPANIES                                         2002             2001            2000
----------------------------                                     --------------  ---------------  --------------
Brazil Realty S.A. Empreendimentos e Participacoes ("Brazil
Realty") (i)...................................................          --           49.27%          44.03%
Alto Palermo S.A. ("APSA").....................................      49.69%           47.42%          45.66%
Llao Llao Resort S.A. ("LLR")..................................      50.00%           50.00%          50.00%
Argentine Realty S.A. ("ARSA") (ii)............................      50.00%           50.00%          50.00%
Buenos Aires Realty S.A. ("BARSA") (ii)........................      50.00%           50.00%          50.00%
Buenos Aires Trade & Finance Center S.A. ("BAT&FCSA") (ii).....      50.00%           50.00%          50.00%
Puerto Retiro S.A. ("Puerto Retiro") ..........................      33.33%           33.33%          33.33%
Venezuela Invest, Ltd. ("Venezuela Invest")....................          --               --          50.00%
Fondo de Valores Inmobiliarios S.A.C.A. ("F.V.I.").............          --               --          37.49%

(i) During February 2002, the Company sold its equity interest in Brazil Realty. See Note 3.f..
(ii) On August 16, 2002, the Company and RAGHSA S.A. agreed the following: i) the redistribution of the 5M site in Old Puerto Madero of the City of Buenos Aires, ii) the division and distribution of the cost and construction commitments for the sites assumed with Corporacion Antiguo Puerto Madero S.A.(CAPM), iii) the adjustment of the remaining commitments and obligations also assumed with CAPM and iv) the exchange of shares issued by the mentioned companies owning the plots making up the 5M site, ARSA, BARSA y BAT&FCSA , respectively.

       As a result of this distribution the Company, as of the date of issuing of these consolidated financial statements, holds 100% of the capital stock of BAT&FCSA, while its 50% holding in ARSA and BARSA was transferred to RAGHSA.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       C.  PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT ARGENTINE PESOS

       Under Argentine GAAP, financial statements are required to be restated to reflect the effects of the inflation for any fiscal year, provided that the change in Indice de Precios Mayorista Nivel General (General Wholesale Price Index, or "WPI") for such year has exceeded eight percent. As the change in the WPI since January 1, 2002 has been more that eight percent, financial statements in accordance with Argentine GAAP need to be adjusted for inflation after that date. Accordingly, the consolidated financial statements have been prepared on the basis of general price-level accounting which reflects the changes in the purchasing power of the peso in the Company's historical financial statements, as follows:

- Non-monetary items and consolidated statement of operations amounts are adjusted to reflect the then-current general purchasing power.

- Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and

- Monetary gains or losses are recognized in the consolidated statement of operations, reflecting the effect of holding monetary items. This gain of loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of operations within total financial results.

       The Company used a conversion factor of 1.9562 to restate prior periods financial statements in constant Argentine pesos of June 30, 2002 for comparative purposes.

       D.  RECLASSIFICATIONS

       Certain reclassifications of prior year information have been made to conform with the current year presentation.

       E.  ACQUISITION AND FORMATION OF BUSINESSES

       In the preparation of these consolidated financial statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company's consolidated financial statements since the date of the respective acquisition.

       Year ended June 30, 2001

       During the year ended June 30, 2001, the Company formed two holding companies for the purposes of conducting the Company's e-business operations, as follows:

       (i)    Latin American Econetworks N.V

       In July 2000, the Company, together with divine interVentures, Inc., Dolphin Fund Plc (formerly Quantum Dolphin Plc.) and Catanzaro Holding B.V., formed Latin American Econetworks N.V., a holding company organized in the Netherlands Antilles ("LAE"). LAE was conceived as a developer of software, technology and internet-related information network for the technology service suppliers. In connection with the formation, an 11.2% interest in the holding company was issued to the Company in exchange for US$ 5.3 million in cash. As mentioned in Note 3.f., the investment was sold in November 2001.

       (ii)   IRSA Telecomunicaciones N.V.

       In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, -in the form of irrevocable capital contributions-, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to internet service providers, and Alternativa Gratis S.A., an internet service provider (referred to herein as the "Companies"). At that date, the Companies were development stage companies with no significant operations.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       E.  ACQUISITION AND FORMATION OF BUSINESSES (CONTINUED)

       Year ended June 30, 2001 (continued)

       (ii)   IRSA Telecomunicaciones N.V. (continued)

       Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. ("ITNV"), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the "Reorganization") and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV. As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV. All assets and liabilities were recorded at their historical carrying amounts.

       During September and December 2000, the Company made additional capital contributions in ITNV for a total amount of US$ 3 million, increasing its ownership to 62%.

       On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC ("QIP") and SFM Domestic Investment LLC ("SFM" and together with QIP referred to herein as the "Investors") (the "Shareholders Agreement"), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders' outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends. As a result of this transaction the Company retains a 49% ownership in ITNV.

       Year ended June 30, 2000

       (i)    Puerto Madero Dique 3

       During the year ended June 30, 2000, the Company, together with RAGHSA Sociedad Anonima ("RAGHSA"), formed a company, namely, Buenos Aires Realty S.A., to acquire 20,947 square meters of undeveloped land in Puerto Madero, Buenos Aires, for a total consideration of Ps. 61 million. Subsequent to this acquisition, two additional companies were formed by the Company and RAGHSA, namely, Buenos Aires Trade and Finance Center S.A. and Argentine Realty S.A., for the sole purpose of holding an interest in a portion of the undeveloped land. In this connection, the land was subdivided into three separate lots, and each lot transferred to a separate company. As of the date of these financial statements, governmental permits have veen obtained and the Company intends to construct office buildings on these sites.

       (ii)   Additional equity interest in Santa Maria del Plata S.A. ("SMP")

       On November 10, 1999 the Company acquired an additional 9.92% equity interest in SMP for US$ 3.9 million in cash (US$ 1.0 million) and seller financing (US$ 2.9 million).

       This additional acquisition was accounted for as a purchase. The purchase price has been allocated to the assets and liabilities assumed based on estimated fair values at the date of acquisition.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       E. ACQUISITION AND FORMATION OF BUSINESSES (CONTINUED)

       Year ended June 30, 2000 (continued)

       (iii)  Additional equity interest in Puerto Retiro S.A. ("Puerto Retiro")

       During July and August 1999, the Company acquired an additional 5% equity interest in Puerto Retiro for US$ 2.5 million in cash (US$ 1.4 million) and seller financing (US$ 1.1 million).

       The acquisition of Puerto Retiro was accounted for as a purchase. The purchase price has been allocated to the assets and liabilities assumed based on estimated fair values at the date of acquisition. The investment in Puerto Retiro, representing 50% of the capital of such company, has been accounted for under the equity method.

       F. DISPOSITION OF BUSINESSES

       Year ended June 30, 2002

       (i)    Latin American Econetworks N.V.

       On November 7, 2001, the Company sold its interest in Latin American Econetworks N.V. for a total consideration of US$ 5,250. The price was fully collected on that date.

       (ii)   Brazil Realty Empreendimentos e Participacoes ("Brazil Realty")

       On February 28, 2002 the Company sold its interests in Brazil Realty for a total consideration of US$ 44.2 million. The price has been fully collected at the date of issuance of these consolidated financial statements. Imputed interest in this transaction was 12%.

       Net gain from the sale was Ps. 31.5 million, and was recorded as part of operating income under the line item "(Loss) gain from operations and holdings of real estate assets".

       Year ended June 30, 2001

       (i) Fondo de Valores Inmobiliarios S.A.C.A. ("FVI") and Venezuela Invest Ltd. ("Venezuela Invest")

       Pursuant to an agreement entered into by the Company and Asesoria Financiera Velutini & Asociados C.A. on August 1, 2000, the Company completed the sale of its respective equity interests in FVI and Venezuela Invest on December 18, 2000 for total consideration of US$ 67.0 million.

       Loss from the sale was Ps. 1 million, and was recorded as part of operating income under the line item "Loss from operations and holdings of real estate assets".

       Year ended June 30, 2000

       (i)    Inversora del Pacifico S.A. ("IPS")

       On March 31, 2000, the Company sold to an unrelated party its equity interest in Inversora del Pacifico S.A., for total consideration of US$ 3.0 million, resulting in a gain of Ps. 5.6 million, which was recorded as part of operating income under the line item "Sales".

       (ii)   Llao Llao Resorts s.A. ("LLR")

       On June 30, 2000, the Company sold to an unrelated party a 50% interest in LLR, for total consideration of US$ 7.5 million resulting in a gain of Ps.
3.1 million, which was recorded as part of operating income under the line item "Sales".

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       F.  DISPOSITION OF BUSINESSES (CONTINUED)

       Year ended June 30, 2000 (continued)

       (iii)  Inversora del Puerto S.A. ("Inversora del Puerto")

       On July 8, 1999, the Company sold a 99.999% equity interest in Inversora del Puerto to APSA for total consideration of US$ 3.7 million. No result was recognized for this transaction. Inversora del Puerto owns a property located at 3513 Figueroa Alcorta Avenue, Buenos Aires, near the Paseo Alcorta Shopping Center.

       G.  USE OF ESTIMATES

       The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.


4.     SIGNIFICANT ACCOUNTING POLICIES

       The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

       A.  REVENUE RECOGNITION

       The Company primarily derives its revenues from domestic and international office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. See Note 7 for details on the Company's business segments. As discussed in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. The Company uses the "proportionate-consolidation method" of accounting for the investments in which the Company exercises control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. Accordingly, this note reflects the revenue recognition policies of the Company and its controlled and jointly-controlled subsidiaries.

       o Development and sale of properties

       The Company records revenue from the sale of properties when all of the following criteria are met:

       (i)    the sale has been consummated;

       (ii) the Company has determined that the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

       (iii)  the Company's receivable is not subject to future subordination;
              and

       (iv) the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

       The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

       The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       A. REVENUE RECOGNITION (CONTINUED)

       o  Leases and services from office and other buildings

       Leases with tenants are accounted for as operating leases. Tenants are charged a base rent on a monthly basis. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

       o  Leases and services from shopping center operations

       Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Rental is recognized as income over the lease term as it becomes receivable according to the provision of the lease. Scheduled rent increases are recognized in the period the rental payment is due.

       Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

       Generally, the Company's lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

       The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

       o  Credit card operations

       Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

       o  Hotel operations

       The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

       o  International operations

       As of June 30, 2001 the Company held a 49.27% ownership interest in Brazil Realty, a company operating in Brazil, which business primarily comprised the same type of operations related to real estate conducted by the Company in Argentina. See Note 3.f.

       B.  CASH AND CASH EQUIVALENTS

       The Company considers all highly liquid investments with original maturates of three months or less, consisting primarily of time deposits, to be cash equivalents.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       C.  INVESTMENTS

       (i)    Current

       Current investments include time deposits which are valued at their cost plus accrued interest and mutual funds which are carried at market value. Time deposits have original maturities of three months or less. Unrealized gains and losses on time deposits and mutual funds are included in financial results, net, in the consolidated statements of operations.

       Current investments also include equity securities and government bonds. Unrealized gains and losses on government bonds and equity securities are also included in financial results, net, in the consolidated statements of operations. Generally, these investments represent securities traded on a National Securities Exchange which are valued at the last reported sales price on the last business day of the year.

       (ii)   Non-current

       a) Equity investments

       Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method. However, as indicated in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. The Company used the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes.

       Equity investments in less than 20% of the capital stock in companies in which the Company does not exercise significant influence are generally carried at market value, recognizing realized and unrealized gains and losses in earnings.

       b) Retained interest in  transferred mortgage receivables

         Non-current investments also include a retained interest in transferred mortgage receivables pursuant to the securitization program described in Note 18.

       (iii)  Parcels of undeveloped land

       The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company's strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations. Land held for development and sale and improvements are stated at cost adjusted for inflation at the end of the year, as defined in Note 3.c. or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

       As mentioned in Note 4.o., at June 30, 2002, the Company has recognized an impairment of Ps. 8,301 in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata and Torres Jardin IV), that is reflected in the line "Loss from operations and holding of real estate assets, net" in the statement of operations for the year ended June 30, 2002.


       D.  INVENTORY

       Inventories comprise primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       D. INVENTORY (CONTINUED)

       Residential, office and other non-retail properties completed or under construction are stated at cost adjusted for inflation at the end of the year, as defined in Note 3.c., or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the years ended June 30, 2002, 2001 and 2000.

       Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

       As mentioned in Note 4.o., at June 30, 2002, the Company has recognized an impairment of Ps. 11,232 in connection with certain properties classified as inventories (mainly identified as Avda. Madero 1020, Rivadavia 2768, Constitucion 1111, Terrenos de Caballito, Padilla 902 and parking lots in Dock
13), that is reflected in the line "Loss from operations and holding of real estate assets, net" in the statement of operations for the year ended June 30, 2002.


       E. FIXED ASSETS, NET

       Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

       o  Rental properties

       Rental properties are carried at cost adjusted for inflation at the end of the year, as defined in Note 3.c., less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings and improvements. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the years ended June 30, 2002, 2001 and 2000.

       As mentioned in Note 4.o., at June 30, 2002, the Company has recognized an impairment of Ps. 49,743 in connection with certain properties (identified as Libertador 498, Maipu 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitucion 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames and Hotel Intercontinental), that is reflected in the line "Loss from operations and holding of real estate assets, net" in the statement of operations for the year ended June 30, 2002.

       o  Other properties and equipment

       Other property and equipment are carried at cost adjusted for inflation at the end of the year, as defined in Note 3.c., less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       E. FIXED ASSETS, NET (CONTINUED)

                     Asset                   Estimated useful life (years)
          ---------------------------   -----------------------------------
          Leasehold improvements                On contract basis
          Facilities                                    10
          Machinery and equipment                       10
          Vehicles                                      5
          Software                                      3
          Computer equipment                            3
          Furniture and fixtures                        5

       The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of operations.

       F. SOFTWARE OBTAINED OR DEVELOPED FOR INTERNAL USE

       The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2002, 2001 and 2000 were not material. These costs are being amortized on a straight-line basis over a period of 3 years.

       G. INTANGIBLE ASSETS, NET

       Intangible assets are carried at cost, adjusted for inflation at the end of the year as defined in Note 3.c., less accumulated depreciation.

       o  Deferred Financing Costs

       Expenses incurred in connection with the issuance of debt have been deferred and are being amortized using the interest method over the life of the related issuances.

       o  Preoperating and organization expenses

       Expenses incurred relating to pre-opening activities and/or organization of subsidiaries are amortized on a straight-line basis over a 5-year period commencing upon the launching of the project.

       o  Selling and advertising expenses

       Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

       H. FOREIGN CURRENCY ASSETS AND LIABILITIES

       Financial statements of foreign unconsolidated equity investees in which the Company exercises joint control have been translated to Argentine pesos on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. Average exchange rates have been used for the translation of the accounts which make up the results of the periods. The net gain/loss on translation is included within financial results, net, foreign currency translation.

       Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results, net.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       I. INCOME TAX PROVISION

       The Company and its subsidiaries calculate their income taxes on a separate tax basis. The statutory income tax rate was 35% for all the periods presented. The Company does not recognize deferred taxes.

       As permitted under Argentine income tax law in determining its taxable income for the years ended June 30, 2002, 2001 and 2000, the Company has taken into consideration tax losses of approximately Ps. 372.2 million, Ps. 10.0 million and Ps. 61.9 million, respectively. The benefit attributable to such losses was Ps. 130.3 million, Ps. 3.5 million and Ps. 21.5 million, respectively.

       As of June 30, 2002, the Company had accumulated tax loss carryforwards of approximately Ps. 421.0 million, which expire as follows:

               EXPIRATION YEAR                           AMOUNT
               ---------------                  -------------------------
               2002 ........................... Ps.                  2,0
               2003 ...........................                      2.5
               2004 ...........................                      2.2
               2005 ...........................                     31.8
               2006 ...........................                      6.6
               2007 ...........................                    375.9
                                                -------------------------
               TOTAL                            Ps.                421.0

       J. ASSET TAX PROVISION

       On December 7, 1998, the Argentine National Congress passed Law No. 25,063 which amended prior tax laws and regulations. According to these amendments, the Company is subject to a new asset tax effective December 31, 1998 ("Impuesto a la Ganancia Minima Presunta"). Pursuant to this new tax regime, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable (until 10 years).

       The asset tax provision as of June 30, 2002 and 2001 has been calculated on an individual entity basis at the statutory asset tax rate of 1%, and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law.

       The Company has considered the effect of this asset tax in determining the income tax provision for the year.

       K. CUSTOMER ADVANCES

       Customer advances represent payments received in advance in connection with the sale and rent of properties.

       L. PROVISIONS FOR ALLOWANCES AND CONTINGENCIES

       The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

       The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company's lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       M. ADVERTISING EXPENSES

       The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. Advertising and promotion expenses were approximately Ps. 2.2 million, Ps. 3.3 million and Ps. 5.0 million for the years ended June 30, 2002, 2001 and 2000, respectively.

       N. PENSION INFORMATION

       The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

       O. IMPAIRMENT OF LONG-LIVED ASSETS

       The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. At June 30, 2002, due to the deterioration of the Argentine economy and the impact on the Company's revenue of the measures adopted by the National Government mentioned in Note 2 to the consolidated financial statements, the Company has reevaluated the carrying value of its long-lived assets, recording an impairment loss over certain parcels of undeveloped lands, inventories and properties (See Notes 4.c.(iii), 4.d and 4.e).

       P. HEDGING INSTRUMENTS

       From time to time, the Company utilizes certain financial instruments as a supplement to reduce its overall financing cost. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its net investment in foreign operations. The Company does not engage in trading or other speculative use of these financial instruments. For details on the Company's derivative instruments activity, see Note 17.

       -   Foreign currency forward-exchange contracts

       Foreign currency forward-exchange contracts entered into by the Company generally mature within one year. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. The fair value of the foreign currency forward-exchange contracts is not recognized in the financial statements.

       -   Interest rate swaps

       Interest rate swaps are used to minimize the Company's financing costs. Interest rate swap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the interest rate swap agreements is not recognized in the financial statements.

       Q. MONETARY ASSETS AND LIABILITIES

       Monetary assets and liabilities are disclosed at their par value, adding or deducting the corresponding financial results.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


5.     DETAILS OF BALANCE SHEET ACCOUNTS

       A. CASH AND BANKS:

                                                                                AS OF JUNE 30,
                                                            --------------------------------------------------------
                                                                       2002                          2001
                                                            ---------------------------    -------------------------
       Cash ............................................... Ps.                  7,960     Ps.                  421
       Bank accounts ......................................                     11,901                        8,447
       Checks to be deposited .............................                      4,970                        1,662
                                                            ---------------------------    -------------------------
                                                            Ps.                 24,831     Ps.               10,530
                                                            ===========================    =========================

       B.  INVESTMENTS:

                                                                                AS OF JUNE 30,
                                                            --------------------------------------------------------
                                                                       2002                          2001
                                                            ----------------------------   -------------------------
       CURRENT
       Time deposits ...................................... Ps.                     422    Ps.               22,741
       Banco Hipotecario S.A. ("BHSA") (i) (Note 12).......                      11,522                      21,051
       Telecom Argentina S.A. ("Telecom") .................                          --                      17,351
       Mutual funds .......................................                      24,852                      13,545
       Government bonds....................................                          --                      12,817
       Commercial bonds ...................................                          --                       1,414
       Other...............................................                          --                         788
                                                            ----------------------------   -------------------------
                                                            Ps.                  36,796    Ps.               89,707
                                                            ============================   =========================
       NON-CURRENT
       APSA................................................ Ps.                 307,246    Ps.              318,465
       Brazil Realty.......................................                          --                     133,800
       Banco Hipotecario S.A. ("BHSA") (i) (Note 12).......                       6,500                      32,015
       Latin American Econetworks N.V......................                          --                       9,658
       Llao Llao Resorts...................................                       9,745                       5,104
       IRSA Telecomunicaciones N.V.........................                       2,654                       3,388
       Alto Invest S.A. ...................................                         174                          --
       Banco de Credito y Securitizacion S.A. (Note 12) ...                       6,236                       9,781
       Retained interest in mortgages receivable
       securitization program (ii) ........................                       9,796                          --
       Other ..............................................                          38                          33
                                                            ----------------------------   -------------------------
                                                            Ps.                 342,389    Ps.              512,244
                                                            ============================   =========================
       PARCELS OF UNDEVELOPED LAND (III)
       Ciudad Deportiva de la Boca (SMP)................... Ps.                 103,213    Ps.              110,244
       Puerto Retiro ......................................                      41,170                      41,530
       Pereiraola .........................................                      19,439                      19,349
       Argentine Realty S.A. ..............................                       4,559                       3,977
       Buenos Aires Realty S.A. ...........................                       4,671                       3,840
       Buenos Aires Trade and Finance Center S.A...........                       6,166                       3,256
       Torre Jardin IV.....................................                       1,985                       2,698
       Intercontinental Plaza .............................                       1,020                          --
       Other ..............................................                       1,736                       2,755
                                                            ----------------------------   -------------------------
                                                                                183,959                     187,649
                                                            ----------------------------   -------------------------
                                                            Ps.                 526,348    Ps.              699,893
                                                            ============================   =========================

       (i) On February 2, 1999, the Company acquired 4,313,811 shares of BHSA for Ps. 59.1 million. On the same date the Company also acquired 3,697,500 options to purchase BHSA American Depositary Shares ("ADS") for US$. 1.8 million. Each option represents the right to purchase 100 ADSs at an exercise price of US$. 7.0 per ADS. The options shall be exercisable by the holders in whole or in part at any time on or after February 2, 2000 through February 2, 2004. In June 2001, the Company sold to an unrelated party 1,000,000 options for a total consideration of Ps. 3.1 million, resulting in a gain of Ps. 2.2 million. The options are recorded at cost, adjusted for inflation at the end of the year described in Note 3.c. No options have been exercised as of the date of these financial statements.
       (ii) Represents retained interest in mortgage receivables securitization program described in Note 18.
       (iii) The book value of parcels of undeveloped land at June 30, 2002 is presented net of the impairment loss mentioned in Note 4.c.(iii).

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


5.     DETAILS OF BALANCE SHEET ACCOUNTS (CONTINUED)

       C. MORTGAGES AND LEASES RECEIVABLE, NET:

                                                                                   AS OF JUNE 30,
                                                                  --------------------------------------------------
                                                                           2002                       2001
                                                                  -----------------------    -----------------------
       CURRENT
       Mortgage receivable (i)..................................  Ps.              3,980     Ps.             13,877
       Less:
       Unearned interest (i)....................................                   (404)                    (5,693)
       Receivable from the sale of properties...................                   3,698                     39,723
       Debtors under legal proceedings (ii).....................                   2,201                      8,611
       Leases and services receivable...........................                   1,125                      2,484
       Hotel receivables........................................                   1,908                      1,450
       Related parties (Note 12)................................                     717                      1,177
       Other....................................................                      --                         95
       Less:
       Allowance for doubtful accounts (Note 20.c.).............                 (1,221)                    (1,796)
                                                                  -----------------------    -----------------------
                                                                  Ps.             12,004     Ps.             59,928
                                                                  =======================    =======================
       NON-CURRENT
       Mortgage receivable (i)..................................  Ps.              1,293     Ps.             57,794
       Receivable from the sale of properties...................                     579                         --
       Related parties (Note 12)................................                   1,638                         --
       Less:
       Unearned interest (i)....................................                   (375)                   (13,468)
                                                                  -----------------------    -----------------------
                                                                  Ps.              3,135     Ps.             44,326
                                                                  =======================    =======================

       (i) Mortgage receivable consist of fixed-rate mortgages. At June 30, 2002, the remaining principal balance consists of mortgage receivable from several borrowers. The amount due from the largest individual borrower was Ps. 1,518 at a contractual interest rate of 10%. At June 30, 2002, principal payments on mortgage receivable become due as follows: 2003 - Ps. 3,980; 2004 - Ps. 246; 2005 - Ps. 176; 2006 - Ps. 142; 2007 - Ps. 123; thereafter - Ps 606.

       (ii) Comprised of Ps. 1.0 million and Ps. 6.8 million related to mortgage receivable and Ps. 1.2 million and Ps. 1.8 million related to leases receivable, for the years ended June 30, 2002 and 2001, respectively.


       D. OTHER RECEIVABLES AND PREPAID EXPENSES:

                                                                                   AS OF JUNE 30,
                                                                  --------------------------------------------------
                                                                           2002                       2001
                                                                  -----------------------    -----------------------
       CURRENT
       Receivable from the sale of equity securities and          Ps.                        Ps.
       investees................................................                  26,129                     12,520
       Value Added Tax ("VAT") receivable.......................                     466                      6,457
       Asset tax credits........................................                   2,319                      4,634
       Prepaid expenses.........................................                   5,511                      3,988
       C.N. Hacoaj Project......................................                     593                      1,363
       Premiums on foreign currency forward exchange contracts..                     315                        939
       Income tax advances......................................                     333                        886
       Related parties (Note 12)................................                     261                        802
       Debtors under legal proceedings..........................                      --                      2,449
       Advances to financial brokers............................                      --                         --
       Patriotic Bond...........................................                   2,312                         --
       Other ...................................................                     308                      2,889
                                                                  -----------------------    -----------------------
                                                                  Ps.             38,547     Ps.             36,927
                                                                  =======================    =======================
       NON-CURRENT
       Asset tax credits........................................  Ps.             14,617     Ps.             29,584
       VAT receivable...........................................                   1,226                      2,555
       Related parties (Note 12)................................                  73,309                      2,551
       Other....................................................                     469                         74
                                                                  -----------------------    -----------------------
                                                                  Ps.             89,621     Ps.             34,764
                                                                  =======================    =======================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


5.     DETAILS OF BALANCE SHEET ACCOUNTS (CONTINUED)

       E.  INVENTORIES:

                                                                      AS OF JUNE 30,
                                  ----------------------------------------------------------------------------------
                                         2002                 2002                 2001                2001
                                  -------------------  -------------------  ---------------------------------------
                                       CURRENT            NON-CURRENT            CURRENT            NON-CURRENT
                                  -------------------  -------------------  ---------------------------------------
       Abril/Baldovinos.........  Ps.          8,344   Ps.         11,298   Ps.         11,872  Ps.          18,838
       Alto Palermo Park........               4,555                   --                5,452                8,666
       Constitucion 1111........               3,767                   --                2,330                   --
       Torres Jardin............                 356                  261                1,759                  450
       Caballito plots of land..                  --               12,120                   --               17,709
       Dock 4 Puerto Madero.....                  --                5,483                   --                5,475
       Benavidez................                  --               12,645                   --               12,645
       Pilar....................                                    3,032                   --                3,032
       Alto Palermo Plaza.......               2,087                   --                1,289                   --
       Minetti "D"..............                  --                  194                  491                  156
       Sarmiento 517............                  --                  589                  428                   84
       Villa Celina.............                  --                   48                   61                    2
       Dock 6 Puerto Madero.....                  --                   --                  184                   15
       Padilla 902..............                  --                  219                   --                  321
       Alcorta Palace...........                  --                   --                  430                   --
       Dock 13 Puerto Madero....                  48                   --                   51                    6
       Madero 1020 .............               4,730                   --                   --                   --
       Puerto Madero Dock 5 ....                  --                  407                   --                   --
       Other....................                 243                  262                  436                   --
                                  -------------------  -------------------  ---------------------------------------
                                  Ps.         24,130   Ps.         46,558   Ps.         24,783  Ps.          67,399
                                  ===================  ===================  =================== ====================


       F.  TRADE ACCOUNTS PAYABLE:

                                                                                AS OF JUNE 30,
                                                             ------------------------------------------------------
       CURRENT                                                        2002                          2001
                                                             -----------------------     --------------------------
       Accruals ...........................................  Ps.              7,742      Ps.                 6,752
       Suppliers ..........................................                   3,270                          4,040
       Other ..............................................                     979                             --
       Related Parties (Note 12) ..........................                     233                            119
       Less:
       Unaccrued interest .................................                      --                           (80)
                                                             -----------------------     --------------------------
                                                             Ps.             12,224      Ps.                10,831
                                                             =======================     ==========================
       NON-CURRENT
       Suppliers ..........................................  Ps.                 --      Ps.                   374
                                                             -----------------------     --------------------------
                                                             Ps.                 --      Ps.                   374
                                                             =======================     ==========================


       G.  SALARIES AND SOCIAL SECURITY PAYABLES:

                                                                                AS OF JUNE 30,
                                                            -------------------------------------------------------
                                                                      2002                         2001
                                                            -------------------------    --------------------------
       Social security payable ...........................  Ps.                  454     Ps.                 1,043
       Provision for vacation and bonuses.................                       351                           726
       Other .............................................                       219                           154
                                                            -------------------------    --------------------------
                                                            Ps.                1,024     Ps.                 1,923
                                                            =========================    ==========================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


5.     DETAILS OF BALANCE SHEET ACCOUNTS (CONTINUED)

       H.  SHORT-TERM AND LONG-TERM DEBT:

       SHORT-TERM DEBT CONSISTS OF THE FOLLOWING:

                                                                                   AS OF JUNE 30,
                                                                ------------------------------------------------------
                                                                            2002                         2001
                                                                -------------------------    -------------------------
       Loan Agreement (i)..................................     Ps.              311,206     Ps.              157,685
       Notes plus accrued interest (ii)....................                      149,789                       86,466
       Commercial paper less unaccrued interest (iii)......                           --                       47,995
       Uncollateralized loans plus accrued interest (iv)...                        3,538                       34,916
       Collateralized loans plus accrued interest (v)......                      100,206                       22,310
       Other ..............................................                           --                        1,093
                                                                ------------------------    -------------------------
                                                                Ps.              564,739     Ps.              350,465
                                                                ========================    =========================

        LONG-TERM DEBT CONSIST OF THE FOLLOWING:

                                                                                  AS OF JUNE 30,
                                                                ------------------------------------------------------
                                                                               2002                         2001
                                                                ------------------------    ------------------------
       Collateralized loans (v)............................     Ps.                   --     Ps.               20,540
       Other...............................................                          142                        5,472
                                                                ------------------------    -------------------------
                                                                Ps.                  142     Ps.               26,012
                                                                ========================    =========================

       (i) On May 24, 2000, the Company entered into a syndicated loan arranged by Bank Boston, as principal agent, to provide a US$ 80.0 million credit facility, originally expiring on May 31, 2002 (the "Loan Agreement"). The Loan Agreement includes other financial institutions, as lenders. The Company was unable to pay the Loan Agreement due at the original maturity date. As a result of such non-payment, the Company started a negotiation process with the lenders and obtained short-term deferrals to pay such matured debt. Pursuant to the most recent deferral, which was granted on July 31, 2002, the Loan Agreement must be paid in full on September 30, 2002. The facility beared interest at three-month Libor plus a margin of 500 basis points. At June 30, 2002, interest rate applicable to the loan was 6.99%. The Loan Agreement requires the Company to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, repurchases of stock and investments. As of June 30, 2002, the Company was not in compliance with certain of the financial covenants. On July 2002, the Company obtained waivers to these financial covenants from the lenders.

       (ii) On December 21, 2000, the Company issued US$ 43.5 million unsecured Class 2 notes due December 24, 2001 (the "Notes"). The Notes beared interest at a variable rate. Interest on the Notes were payable quarterly, commencing March 21, 2001. Proceeds from this issuance were used to repay certain outstanding short-term indebtedness of the Company. The Notes include various restrictive covenants, which among other things, require the Company to maintain certain financial ratios and net worth amounts. The Company was unable to pay the principal and interest due at the original maturity date. However, in May 2002, the Company repurchased US$ 6.5 million Notes for a total consideration of Ps.
22.0 million. The Company continued the negotiation process with the remaining holders of the Notes of US$ 39.3 million and obtained short-term deferrals to pay such matured debt. Pursuant to the most recent deferral, which was granted on August 30, 2002, the Notes must be paid in full on September 9, 2002. As of June 30, 2002, the Company was not in compliance with certain of the financial covenants.

       (iii) In August 2000, the Company entered into a Class 1 Zero Coupon Commercial Paper maturing September 2001. During fiscal year 2001, the maximum commercial paper outstanding was US$ 25.0 million at a discount interest rate of 9.86% at the date of issuance. These Commercial Papers were repaid in August 2001.

       (iv) Generally, the Company's short-term uncollateralized borrowings are in the form of overdraft facilities and/or bank loans with an original maturity of less than one year. The weighted average interest rates on uncollateralized short-term debt were 8.0% (plus "CER") and 10.17 % as of June 30, 2002 and 2001, respectively. The Company generally uses the proceeds from these borrowings for working capital needs and other general corporate purposes.

       Pursuant to Decree 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of $ 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 the reference stabilization index (CER) and an interest rate may ultimately be applied to these debts (Note 2).

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


5.     DETAILS OF BALANCE SHEET ACCOUNTS (CONTINUED)

       H.  SHORT-TERM AND LONG-TERM DEBT (CONTINUED):

       (v) Collateralized loans accrue interest at fixed/variable rates ranging from 6.56% to 25.00% due at various dates through October 2006. Loans amounting to Ps. 42.8 million are collateralized by real estate properties with a net book value of Ps. 31.7 million while the remaining loans, amonting to Ps. 57.4 million, are collateralized with Palermo Invest shares, representing the Company's ownership of Alto Palermo Plaza and Alto Palermo Park with a net book value of Ps. 120.7 million (See Note 15.(ii).). Also, certain of these collateralized loans require the Company to meet certain financial tests and to comply with certain other customary covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions and others. In connection with the loan amounting to Ps. 42.8 million above mentioned, at the date of issuing of these financial statements, as a result of the current economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments falling due on April 29 and July 29, 2002 and the interest installment amounting to US$ 127 thousand falling due on July 29, 2002 were not paid. Although Hoteles Argentinos' Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under short term debt in these financial statements.

       As of June 30, 2002, APSA was not in compliance with certain financial covenants with respect to its Ps. 120 million Senior Notes ("ASN") and its Ps.
85.0 million Notes ("AN") due 2005. On August 22, 2002, APSA obtained a limited waiver from the holders of the ASN with respect to such covenant violation for the quarter ended June 30, 2002. No such waiver was obtained with respect to the AN, and as a result, APSA is not able to incur any additional indebtedness for so long as such covenant violation is in existence. On January 15, 2002 APSA was unable to make scheduled payments of approximately Ps. 19.6 million on the ASN. However, as of July 17, 2002, all interest owned and the amortization coupon that originally matured in January 2002, had been fully paid. On February 8, 2002 IRSA Inversiones y Representaciones and Parque Arauco, principal APSA's shareholders, subordinated the collection of their loan receivables with APSA to the repayment of principal and interest on the ASN and on short-term debt. If APSA defaults on its indebtedness, due to cross-default provisions in the agreements that govern the Loan Agreement and the Notes, any event of default under any of the ir ASN, AN or their swap agreement would also constitute an event of default under the Company's financial agreements.


       I. TAXES PAYABLE:

                                                                                   AS OF JUNE 30,
                                                                   ------------------------------------------------
       CURRENT                                                             2002                      2001
                                                                   ----------------------    ----------------------
       Asset tax payable, net................................      Ps.               473     Ps.             4,107
       Income tax provision, net.............................                      2,103                     1,416
       Income tax withholdings...............................                      6,790                     1,213
       VAT payable...........................................                      1,454                       524
       Gross sales tax payable...............................                      1,072                       317
       Value added tax withholdings..........................                         62                       248
       Provision for tax on interest payable (i).............                         --                       211
       Other.................................................                        644                        --
                                                                   ---------------------     ---------------------
                                                                   Ps.            12,598     Ps.             8,036
                                                                   =====================     =====================

       (i) Effective January 1, 1999, interest payable is subject to a 15% tax levied on interest paid on debt and other financial costs incurred by the Company. Pursuant to a new tax reform enacted December 2000, this tax will be gradually reduced as from January 1, 2001 and eliminated effective July 1, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


5.     DETAILS OF BALANCE SHEET ACCOUNTS (CONTINUED)

       J. OTHER LIABILITIES:

                                                                                   AS OF JUNE 30,
                                                                   ------------------------------------------------
                                                                           2002                      2001
                                                                   ----------------------    ----------------------
       CURRENT
       Customer advances.........................................  Ps.               964     Ps.             2,306
       Deferred gain (i).........................................                     --                     1,958
       Seller financing (ii).....................................                    786                     1,626
       Related parties (Note 12).................................                     36                        --
       Dividends payable.........................................                  6,567                        --
       Accruals..................................................                    597                       880
       Lessee deposits...........................................                    968                     1,240
       Collections on behalf of third parties....................                     50                       188
       Premiums on foreign currency forward exchange contracts ..                     --                       571
       Fees and other accounts payable...........................                      5                       188
       Provision for contingencies (Note 20.c.) (iii)............                    440                       133
       Payable to financial brokers..............................                    903                        --
       Payable from hotel operator...............................                    853                        --
       Other.....................................................                  1,375                     1,016
                                                                   ----------------------    ----------------------
                                                                   Ps.            13,544     Ps.            10,106
                                                                   ======================    ======================

                                                                                   AS OF JUNE 30,
                                                                   ------------------------------------------------
                                                                           2002                      2001
                                                                   ----------------------    ----------------------
       NON-CURRENT
       Lessee deposits...........................................  Ps.               837     Ps.             3,468
       Seller financing (ii) ....................................                    725                     2,836
       Deferred gain (i).........................................                     --                       370
       Provision for contingencies (Note 20.c.) (iii)............                    357                       207
       Related parties (Note 12) ................................                    503                        37
       Other.....................................................                    457                       833
                                                                   ----------------------    ----------------------
                                                                   Ps.             2,879     Ps.             7,751
                                                                   ======================    ======================

       (i) As discussed in Note 3.e., the Company formed ITNV in August 2000. The issuance of preferred stock by ITNV to the Investors in December 2000 decreased the Company's percentage of ownership in ITNV and the value assigned to the ITNV's preferred stock issued under the transaction was substantially more than the Company's carrying amount per share of ITNV stock, thus triggering a change in the Company's interest in ITNV. The change in the Company's interest resulted in the recognition of a deferred gain of Ps. 3.3 million since ITNV is in the early stage of development and the realizability of the gain is not assured. This gain is being amortized to income as the investee incurs operating losses.

       (ii) Comprised of a principal amount of Ps. 1.45 million plus accrued interest of Ps. 0.11 million relating to the seller financing obtained in the acquisition of SMP. The shares of SMP are pledged as collateral for this seller financing. Such seller financing accrues interest at a one-year LIBOR. As of June 30, 2002, the one-year LIBOR was 6.51%. The non-current portion of Ps. 0.73 million is payable in November, 2003.

       (iii) This reserve relates to: (a) labor lawsuits filed against the Company, (b) tax matters related to differences in basis in the computation of certain tax contributions, and, (c) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company's legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management's attention.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


6.     SHAREHOLDERS' CONTRIBUTION

       A. COMMON STOCK

       As of June 30, 2002, the Company had 207,411,988 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

       Following is a detail of the activity in the Company's shares as from June 30, 1999:

                                                COMMON STOCK                          APPROVED BY
                                 -------------------------------------------   --------------------------
                                   SHARES                      ADDITIONAL                                     DATE OF
                                   ISSUED       PAR VALUE     PAID-IN-CAPITAL      BODY          DATE      REGISTRATION
                                 -----------  --------------  --------------   --------------  ----------  ----------
       BALANCES AS OF JUNE 30,
       1999....................  188,476,317  Ps.   188,476   Ps.   506,767
                                 ===========  ==============  ==============

       1999 Noncontributory                                                    Extraordinary
       Management Stock                                                        Shareholder's   April 7,    April 24,
       Ownership Plan..........   21,090,024         21,090              --       Meeting        1998        2000
       Distribution of treasury
       stock...................    2,432,932          2,433              --
       Purchase of treasury
       stock...................  (6,236,762)        (6,237)              --
                                 --------------------------  --------------
       BALANCES AS OF JUNE 30,
       2000....................  205,762,511  Ps.   205,762   Ps.   506,767
                                 ============ ==============  ==============

       Purchase of treasury
       stock...................  (19,079,995)      (19,080)              --
       Distribution of treasury
       stock...................   20,729,472         20,730              --
                                 --------------------------  --------------
       BALANCES AS OF JUNE 30,
       2001....................  207,411,988  Ps.   207,412   Ps.   506,767
                                 ============ ==============  ==============

       Purchase of treasury
       stock...................           --             --              --
       Distribution of treasury
       stock...................           --             --              --

                                 --------------------------  --------------
       BALANCES AS OF JUNE 30,
       2002....................  207,411,988  Ps.   207,412   Ps.   506,767
                                 ============ ==============  ==============

       At June 30, 2002, the negative retained earnings recorded by the Company use up over 50% of shareholders contributions and reserves. Section 206 of the Argentine Corporations Law establishes obligatory capital reduction in such circumstances. However, as a result of the Argentine economic crisis, by Decree 1269, the National Government suspended the application of this section until December 10, 2003.

       B. CAPITAL NATURE TRANSACTIONS

       From time to time, the Company repurchases shares of common stock outstanding when it believes that its stock price is undervalued in the marketplace.

       During fiscal years 2001 and 2000, the Company repurchased 19,079,995 and 6,236,762 outstanding shares of common stock for a total consideration of Ps.
80.4 million and Ps. 29.9 million, respectively. These acquisitions are recorded as "Treasury stock" and resulted in a reduction of retained earnings.

       In October 2000 and 1999, the Company distributed 20,729,472 and 2,432,932 shares of common stock on a pro rata basis to its shareholders.

       C. INFLATION ADJUSTMENT OF COMMON STOCK

         As mentioned in Note 3.c. the Company's consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements. In this period, the annual inflation adjustments related to common stock and treasury stock were taken to inflation adjustment reserves that form part of shareholders' equity. According to Argentine GAAP, the balances in the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

       D. RESTRICTION ON THE DISTRIBUTION OF PROFITS

       In accordance with the Argentine Corporations Law and the Company's By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


6.     SHAREHOLDERS' CONTRIBUTION (CONTINUED)

       E. NONCONTRIBUTORY MANAGEMENT STOCK OWNERSHIP PLAN

       On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan ("NMSOP") with eight executive officers of the Company (the "Beneficiaries"), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the "Participation Shares"), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement ("EPA"). Under Argentine law, the Company established a special purpose trust in this connection (the "Trust").

       The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six years. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, the Company was not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares.

       On April 7, 1998, the Company's shareholders, at an extraordinary shareholders' meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

7.     SEGMENT INFORMATION

       The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International and Others. As discussed in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. The Company uses the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. Accordingly, this note reflects the results of operations of the Company's controlled and jointly-controlled subsidiaries on a proportionate basis.

       A general description of each segment follows:

       o  Development and sale of properties

       This segment includes the operating results of the Company's construction and ultimate sale of residential buildings business.

       o  Office and other non-shopping center rental properties

       This segment includes the operating results of the Company's lease and service revenues of office space and other non-retail building properties from tenants.

       o  Shopping centers

       This segment includes the operating results of the Company's shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

       o  Hotel operations

       This segment includes the operating results of the Company's hotels principally comprised of room, catering and restaurant revenues.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


7.     SEGMENT INFORMATION (CONTINUED)

       o  International

       This segment includes the results of operations of the Company's equity investments in: i) Brazil for all periods presented; as discussed in Note 3.f., the Company sold its ownership interest in Brazil in February 2002, and ii) the results of operations of the equity investments in Venezuela for the years ended June 30, 2001 and 2000; as discussed in Note 3.f., the Company sold its ownership interest in Venezuela in December 2000.

       o  Others

       This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. For the years ended June 30, 2002 and 2001, this segment also includes the results in equity investees of the Company relating to internet, telecommunications and other technology-related activities of the Company.

       The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

       The accounting policies of the segments are the same as those described in Note 4.

As of and for the year ended June 30, 2002:

                                             Office and
                                                other
                                Development  non-shopping
                                and sale       center
                                    of         rental      Shopping       Hotel
                                properties   properties     centers    operations   Internationa    Others       Total
                                -----------  ------------------------------------------------------------------------------
 Sales ......................   Ps. 45,202   Ps.  34,250  Ps.  77,585  Ps.  29,462  Ps.  24,820  Ps.      --  Ps.  211,319
 Costs ......................      (37,402)      (10,692)     (38,426)     (20,774)     (14,061)          --      (121,355)
 Gross profit ...............        7,800        23,558       39,159        8,688       10,759           --        89,964
 Selling expenses ...........       (3,672)         (477)     (22,289)      (3,318)      (4,578)          --       (34,332)
 Administrative expenses ....       (8,971)       (4,959)     (11,219)      (8,721)      (3,773)          --       (37,643)
 Loss on purchasers
 rescissions of sales
 contracts ..................           27            --           --           --           --           --            27
 Gain (loss) from
 operations and holdings
 of real estate assets, net..      (30,788)      (41,738)     (23,946)           --      31,514           --       (64,956)
 Operating (loss) income ....      (35,602)      (23,616)     (18,295)      (3,351)      33,924           --       (46,940)
 Financial results, net .....      (18,532)      (14,831)       8,855      (15,504)      (3,597)    (388,611)     (432,220)
 Net loss in related
 companies ..................           --            --       (3,911)           --         404        1,540        (1,967)
 Other income
 (expenses), net ............           --            --       (4,744)         167           47       (3,981)       (8,511)
 Loss (income) before
 taxes and extraordinary
 items ......................      (54,134)      (38,447)     (18,095)     (18,688)      30,778     (391,052)     (489,638)
 Extraordinary loss .........
 Income tax .................         (569)       (3,341)      (1,333)         (58)      (4,533)        (147)       (9,981)
 Loss (income) for the
 year .......................      (54,703)      (41,788)     (19,428)     (18,746)      26,245     (391,199)     (499,619)

 Additions of fixed
 assets......................        1,459        18,463           --        1,136           --           --        21,058
 Depreciation and
 amortization (a)............       (5,889)        7,663       30,403        4,815          219            -        37,211

 Non-current investments
 in jointly controlled
 companies...................       37,893            --      307,246        9,745           --        2,654       357,538

 Operating assets............      317,384       245,810      269,351      102,848           --           --       935,393
 Non operating assets........       36,644        27,581       30,223       11,540       26,129       77,205       209,322
                                -----------  -----------------------------------------------------------------------------
 Total assets................   Ps.354,028   Ps. 273,391  Ps. 299,574  Ps. 114,388  Ps.  26,129  Ps.  77,205  Ps.1,144,715
                                -----------  -----------------------------------------------------------------------------

 (a)  Included in operating loss (income)

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


7.     SEGMENT INFORMATION (CONTINUED)

As of and for the year ended June 30, 2001:

                                            Office and
                                               other
                               Development  non-shopping
                                and sale      center
                                   of         rental      Shopping       Hotel
                               properties   properties     centers    operations  International    Others        Total
                              --------------------------------------------------------------------------------------------
 Sales....................... Ps.  89,772  Ps.  45,591  Ps.  94,475  Ps.  40,873  Ps.  69,132   Ps.       --  Ps.  339,843
 Costs.......................     (68,164)      (8,914)     (36,829)     (27,076)     (31,041)            --      (172,024)
 Gross profit ...............      21,608       36.677       57,646       13,797       38,091             --       167,819
 Selling expenses............      (8,500)        (468)     (11,364)      (4,738)      (8,678)            --       (33,748)
 Administrative expenses ....     (13,429)      (6,279)     (14,049)      (9,814)      (7,169)            --       (50,740)
 Loss on purchasers
 rescissions of sales
 contracts...................         (14)          --           --           --           --             --           (14)
 Gain (loss) from
 operations and
 holdings of real
 estate assets, net .........      (3,793)      (1,878)          --           --         (634)            --        (6,305)
 Operating (loss)                  (4,128)      28,052       32,233         (755)      21,610             --        77,012
 income......................

 Financial results, net .....     (24,981)     (19,945)     (28,113)      (8,452)     (14,347)       (14,464)     (110,302)
 Net income in related
 companies ..................         (22)          --       (1,420)          --       (1,299)        (7,582)      (10,323)
 Other income
 (expenses), net ............          --           --         (178)         237          (37)        (5,646)       (5,624)
 Loss (income) before
 taxes and
 extraordinary items ........     (29,131)       8,107        2,522       (8,970)       5,927        (27,692)      (49,237)
 Income tax .................          20       (2,404)        (786)          40       (1,933)            --        (5,063)
 Extraordinary loss..........          --           --           --       (5,653)          --             --        (5,653)
 Net (loss) income for
 the year ...................     (29,111)       5,703        1,736      (14,583)       3,994        (27,692)      (59,953)

 Additions of fixed
 assets .....................         178        4,241           --        2,525            4             --         6,948
 Depreciation and
 amortization (a)............         659        7,481       33,263        5,663          276             --        47,341

 Non-current
 investments in
 jointly controlled
 companies ..................      11,293           --      307,172        5,104      133,800         13,046       470,415

 Operating assets............     392,952      316,034      307,481      110,463      133,933             --     1,260,863
 Non operating assets........      26,467       18,987       18,474        6,637        8,046        155,075       233,686
                              -----------  -----------  -----------  -----------  -----------   ------------  ------------
 Total assets................ Ps. 419,419  Ps. 335,021  Ps. 325,955  Ps. 117,100  Ps. 141,979   Ps.  155,075  Ps.1,494,549
                              -----------  -----------------------  -----------  -----------   ------------  ------------

(a)  Included in operating loss (income)

As of and for the year ended June 30, 2000:

                                           Office and
                                              other
                              Development  non-shopping
                               and sale      center
                                  of         rental      Shopping       Hotel
                              properties   properties     centers    operations   International     Others        Total
                             ----------------------------------------------------------------------------------------------
 Sales.......................Ps.  80,511  Ps.  46,692  Ps.  89,299  Ps.  59,066  Ps.  86,362   Ps.       --  Ps.   361,930
 Costs.......................    (52,479)      (8,105)     (34,005)     (38,473)     (34,627)            --       (167,689)
 Gross profit ...............     28,032       38,586       55,294       20,593       51,736             --        194,241
 Selling expenses............     (4,712)        (579)     (19,095)      (6,463)      (6,037)            --        (36,886)
 Administrative
 expenses....................    (15,200)      (6,647)     (12,391)     (11,262)     (10,129)            --        (55,629)
 Loss on purchasers
 rescissions of sales
 contracts...................     (1,541)          --          --          --          --                --         (1,541)
 Gain (loss) from
 operations and
 holdings of real
 estate assets, net .........       (743)          --          --          --         (1,953)            --         (2,696)
 Operating income............      5,835       31,360       23,809        2,868       33,617             --         97,489

 Financial results, net ....     (17,938)     (15,599)     (21,807)      (7,565)       4,808           (775)       (58,876)
 Net income in related
 companies ..................        --          --            (20)        --         (1,408)            --         (1,428)
 Other income
 (expenses), net ............        --          --         (1,076)         395       (4,536)        (6,690)       (11,907)
 Income before taxes ........    (12,103)      15,761          906       (4,302)      32,481         (7,465)        25,278
 Income tax .................     (2,439)      (2,043)      (2,134)        (503)      (6,608)            --        (13,727)

 Net (loss) income for
 the year ...................    (14,542)      13,717       (1,228)      (4,804)      25,873         (7,465)        11,551

 Additions of fixed
 assets .....................      2,193        2,140          --         5,886          --              --         10,219
 Depreciation and
 amortization (a)............      1,766        6,690       25,795        7,150       (4,398)            --         37,003

 Non-current
 investments in
 jointly controlled
 companies ..................      9,315          --       297,753       11,725      256,627             --        575,420

 Operating assets............    439,998      343,722      297,753      126,091      256,626             --      1,464,190
 Non operating assets........     19,369       13,073       11,325        8,659        9,759        138,852        201,037
                             ----------------------------------------------------------------------------------------------
 Total assets................Ps. 459,367  Ps. 356,795  Ps. 309,078  Ps. 134,749  Ps. 266,386   Ps.  138,852  Ps. 1,665,227
                             ----------------------------------------------------------------------------------------------
(a)  Included in operating loss (income)

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


8.     LOSS FROM OPERATIONS AND HOLDINGS OF REAL ESTATE ASSETS, NET:

                                                                          YEARS ENDED JUNE 30,
                                                     -------------------------------------------------------------
                                                            2002                 2001                    2000
                                                     -----------------     ----------------      -----------------
       Income (loss) from transactions related to
       shares of jointly controlled, affiliated and
       related companies...........................  Ps.        31,854     Ps.         (634)     Ps.          (184)
       Results from holding of investment in real
       estate......................................            (96,810)              (5,671)                (2,881)
       Other.......................................                 --                   --                    369
                                                     -----------------     ----------------      -----------------
                                                     Ps.       (64,956)    Ps.       (6,305)                (2,696)
                                                     =================     ================      =================


9.     FINANCIAL RESULTS, NET:

                                                                          YEARS ENDED JUNE 30,
                                                     ---------------------------------------------------------------
                                                             2002                2001                    2000
                                                     -------------------   ------------------    -------------------
       GENERATED BY ASSETS:
       Interest income.............................  Ps.         9,656     Ps.         8,141     Ps.          7,631
       Financial operating net results.............           (117,386)               (4,014)                 6,164
       (Loss) gain on exposure to inflation........           (151,448)               19,988                 71,362
       Exchange loss...............................             50,327               (18,901)               (24,529)
       Other.......................................               (265)                   --                     --
                                                     -----------------     -----------------     ------------------
                                                     Ps.      (209,116)    Ps.         5,214     Ps.         60,628
                                                     -----------------     -----------------     ------------------
       GENERATED BY LIABILITIES:
       Gain (loss) on exposure to inflation........  Ps.        98,397     Ps.        (7,610)               (31,786)
       Exchange loss...............................           (305,415)               (6,686)                (7,615)
       Interest expense............................            (16,095)             (100,674)               (79,208)
       Other.......................................                  9                  (546)                  (895)
                                                     -----------------     -----------------     ------------------
                                                     Ps.      (223,104)    Ps.      (115,516)    Ps.       (119,504)
                                                     -----------------     -----------------     ------------------
       FINANCIAL RESULTS, NET......................  Ps.      (432,220)    Ps.      (110,302)    Ps.        (58,876)
                                                     ===================   ==================    ==================


10.    OTHER EXPENSES, NET:

                                                                          YEARS ENDED JUNE 30,
                                                     --------------------------------------------------------------
                                                              2002                 2001                  2000
                                                     -------------------   ------------------    ------------------
       Loss (gain) on early redemption of debt (i).  Ps.          (174)    Ps.        1,166      Ps.        (3,486)
       Gain (loss) from  the sale of fixed assets..                 --                  166                    (39)
       Unrecoverable VAT...........................             (1,344)              (3,288)                (2,471)
       Donations...................................               (263)              (1,997)                (2,631)
       Other.......................................             (6,730)              (1,671)                (3,280)
                                                     -----------------     ----------------      -----------------
                                                     Ps.        (8,511)    Ps.       (5,624)     Ps.       (11,907)
                                                     =================     ================      =================

(i) For the years ended June 30, 2002 and 2001, this line item includes the proportionate share of the net (loss) gain on early redemption of debt recorded by a company's subsidiary during such periods. During the year ended June 30, 2000, the Company redeemed convertible negotiable obligations for a face value of US$ 61.9 million. In this connection, the Company recorded a loss of Ps. 3.5 million.


11.    CONVERTIBLE DEBT

       The Shareholders meeting held on March 8, 2002 approved the issuance of up to US$ 100.0 million unsecured convertible debt securities for a five-year term at a fixed annual interest rate of 6% to 12% with semi-annual payments. At the option of the holders, debt may be converted into shares of common stock of the Company at up to 110% of the volume weighted average price on the BASE during twenty consecutive trading days immediately preceding the beginning of the subscription period.

       In this connection the Shareholders' meeting held on March 8, 2002 approved the issuance to thE convertible debt holders of warrants to purchase the Company's common stock. Each warrant entitles the holder to purchase one share of common stock at an exercise price of Ps. 1 per share. These warrants are to be exercisable within 15 days after the finalization of the conversion period.

       No securities were issued in connection with this approval as of June 30, 2002

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


12.    BALANCES AND TRANSACTIONS WITH RELATED PARTIES

       The following is a summary of the balances and transactions with related parties:

                                                       INCOME (LOSS) INCLUDED IN THE
                                                      STATEMENTS OF OPERATIONS FOR THE        BALANCE RECEIVABLE
                                                             YEAR ENDED JUNE 30,            (PAYABLE)AS OF JUNE 30,
-------------------------------------------------------------------------------------------------------------------
                                DESCRIPTION OF
   COMPANY      RELATION    TRANSACTION / CAPTION      2002         2001       2000         2002           2001
---------------------------------------------------------------  ---------  ----------   -----------    -----------
APSA ........ An equity    Current mortgages and
              investee of  leases receivables, net  Ps.    --    Ps.    --  Ps.     --   Ps.     384    Ps.     188
              the Company  Non-current mortgages
              (i)          and leases receivables,
                           net                             --           --          --         1,638             --
                           Other non-current
                           receivables                     --           --          --        73,160             --
                           Current account payable         --           --          --          (140)           (96)
                           Other current
                           liabilities                     --           --          --           (28)            --
                           Other non-current
                           liabilities                     --           --          --          (503)            --
                           Sales and developments          --          153         123            --             --
                           Accrued interest            10,691           --         374            --             --
---------------------------------------------------------------  ---------  ----------   -----------    -----------
BHSA......... Related      Investments current             --           --          --        11,522         21,051
              party(ii)    Investments non-current         --           --          --         6,500         32,015
                           Current mortgages and
                           leases receivables, net         --           --          --             2              2
                           Other current
                           receivables                     --           --          --             1             --
                           Results from holding
                           and operations             (38,103)     (15,339)         --            --             --
---------------------------------------------------------------  ---------  ----------   -----------    -----------
Banco de
Credito y     Related
Securiti-     party
zacion S.A...              Investments non-current         --           --          --         6,236          9,781
---------------------------------------------------------------  ---------  ----------   -----------    -----------
Cresud        Shareholder
S.A.C.I.F. y  of the       Current mortgages and
A. .........  Company(iii) leases receivables, net         --           --          --           132            254
                           Current account payable         --           --          --           (42)            --
                           Other current
                           liabilities                     --           --          --            (5)            --
                           Accrued interest                410          --          --            --             --
                           Rental income                   147         329          --            --             --
                           Sales and developments          --          125          --            --             --
---------------------------------------------------------------  ---------  ----------   -----------    -----------
              Subsidiary   Current mortgages and
              of APSA, an  leases receivables, net         --           --          --            --             23
Alto Invest   equity       Rental income                   --           18          33            --             --
S.A. ........ investee of
              the Company
---------------------------------------------------------------  ---------  ----------   -----------    -----------
              Subsidiary   Current mortgages and
              of           leases receivables, net         --           --          --            54            180
              E-Commerce   Other current
Altocity.com  S.A., an     liabilities                     --           --          --            --            (37)
S.A.......... equity       Rental income                   207         329          65            --             --
              investee of  Sale and developments           --          139          --            --             --
              APSA
---------------------------------------------------------------  ---------  ----------   -----------    -----------
              Subsidiary   Current mortgages and
              of APSA, an  leases receivables, net         --           --          --            11             39
Tarshop S.A.. equity       Other current
              investee of  liabilities                     --           --          --            (3)            --
              the Company  Rental income                    72          --          --            --             --
                           Sale and developments           --           98          --            --             --
---------------------------------------------------------------  ---------  ----------   -----------    -----------
              Subsidiary   Current mortgages and
              of Cresud,   leases receivables, net         --           --          --            --              4
Cactus S.A. . an equity    Sales and developments          --            8          --            --             --
              investee of
              the Company
---------------------------------------------------------------  ---------  ----------   -----------    -----------
Dolphin Fund               Current mortgages and
Management    Related      leases receivables, net         --           --          --           128            309
S.A.......... party        Other current
                           receivables                     --           --          --            58             --
                           Current account payable         --           --          --           (45)            --
                           Rental income                   134          59          --            --             --
                           Sale and developments           --          119          --            --             --
---------------------------------------------------------------  ---------  ----------   -----------    -----------
              Subsidiary   Current mortgages and
Emprendi-     of APSA, an  leases receivables, net         --           --          --            --             25
mientos       equity       Other current
Recoleta S.A. investee of  receivables                     --           --          --            20             --
              the Company  Current account payable         --           --          --            (4)            --
                           Sale and developments           --           80          --            --             --
---------------------------------------------------------------  ---------  ----------   -----------    -----------
              Subsidiary   Current mortgages and
              of APSA, an  leases receivables, net         --           --          --            --             10
Fibesa S.A... equity       Current account payable         --           --          --            (2)            --
              investee of  Sale and developments           --           29          --            --             --
              the Company
---------------------------------------------------------------  ---------  ----------   -----------    -----------
              Subsidiary   Current mortgages and
Futuros y     of Cresud,   leases receivables, net         --           --                        --             12
opciones.com. an equity    Sales and developments          --           43          --            --             --
              investee of
              the Company
---------------------------------------------------------------  ---------  ----------   -----------    -----------
Hoteles                    Other current
Argentinos    Related      receivables                     --           --          --            --             10
S.A.......... party        Current account payable         --           --          --            --            (23)
                           Accrued interests               --       (1,716)      2,007            --             --
---------------------------------------------------------------  ---------  ----------   -----------    -----------
Latin                      Current mortgages and
American      Equity       leases receivables, net         --           --          --            --            105
Econetworks   investee     Rental income                   --          207          --            --             --
N.V..........              Sale and developments           --           31          --            --             --
---------------------------------------------------------------  ---------  ----------   -----------    -----------
Alternativa                Current mortgages and
Gratis S.A. .              leases receivables, net         --           --          --             1              8
                           Accrued interest                --           (1)         --            --             --
                           Rental income                  112          129          18            --             --
                           Sale and developments           --           39          --            --             --
---------------------------------------------------------------  ---------  ----------   -----------    -----------
Red                        Current mortgages and
Alternativa   Related      leases receivables, net         --           --          --             5             18
S.A. ........ party        Rental income                   47           --          14            --             --
                           Sale and developments           --           88          --            --             --
---------------------------------------------------------------  ---------  ----------   -----------    -----------
Managers,                  Other current
directors                  receivables (personnel
and other     Related      loans)                          --           --          --           182            792
staff of the  parties(iv)  Other non-current
Company......              receivables (personnel
                           loans)                          --           --          --           149          2,551
                           Interests                      120          311          --            --             --

---------------------------------------------------------------  ---------  ----------   -----------    -----------

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


12.    BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

(i) On July 20, 2001, the Company's board of directors approved to grant APSA several loans to finance transactions related to its swap agreement (the "Loan Agreements"). On February 8, 2002 the Company and Parque Arauco signed subordination agreements in order to subordinate the payment of that Loans Agreements to the payment of the Senior Notes. The interest rate associated to the Loan Agreements is the lesser of (i) variable cost of money for us in operations of up to 30 days and, (ii) the average of the last five BADLAR rates for US dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. At June 30, 2002, the outstanding balance of these loans amounted to Ps. 73.1 million and beared an annual interest rate of 10 % plus CER. On August 20, 2002 the Company subscribed convertible notes issued by APSA mainly applying the loan above-mentioned for a total amount of US$ 27.2 million.

(ii)   The Company is a shareholder of BHSA.

(iii) Included in net revenues for the year ended June 30, 2002, are Ps. 410, in office space lease and fees billed to Cresud S.A.C.I.F. y A ("Cresud"). Amounts receivable as of June 30, 2002 totaled Ps. 132.

(iv) The Company provided loans and advances to employees and directors, the balances of which amounted to Ps.331 and Ps.3,343 as of June 30, 2002 and 2001, respectively. Such balances are to be repaid via scheduled payroll deductions.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


13.    ADDITIONAL INFORMATION ON ASSETS AND LIABILITIES

       The breakdown of main assets and liabilities as of June 30, 2002 is as follows:

                                          To mature      To mature       To mature
                                           between         between        Between     To mature in
                         To mature in      4 and 6        7 and 9        10 and 12    greater than
                           3 months        months          months         months         1 year        Past due
                         ----------------------------  -------------  ------------------------------------------
 ASSETS
 Investments             Ps.  17,669    Ps.       -     Ps.    158     Ps.       -    Ps.   9,798    Ps.       -
 Mortgages and leases
 receivable, net               8,971          1,477            442             115          1,664            262
 Other receivables and
 prepaid expenses             34,525            686            533             529         13,646            432
                         -----------    -----------     ----------     -----------    -----------    -----------
                         Ps.  61,165    Ps.   2,163     Ps.  1,133     Ps.     644    Ps.  25,108    Ps.     694
                         -----------    -----------     ----------     -----------    -----------    -----------
 LIABILITIES
 Trade accounts payable  Ps.  11,331    Ps.     242     Ps.      6     Ps.       7    Ps.       -    Ps.     331
 Customer advances             1,931              -              -               -              -              -
 Salaries and social
 security payable              1,011              9              4               -              -              -
 Short and long term
 debt                        521,961              -              -               -              -         42,778
 Taxes payable                 9,237          3,223            138               -              -              -
 Other liabilities             5,004          1,100            199             265          1,560          6,614
                         -----------    -----------     ----------     -----------    -----------    -----------
                         Ps. 550,475    Ps.   4,574     Ps.    347     Ps.     272    Ps.   1,560    Ps.  49,723
                         -----------    -----------     ----------     -----------    -----------    -----------



                                       No fixed term
                        --------------------------------------------
                           Current      Non-Current        Total
                        ------------   -------------   -------------
ASSETS
Investments              Ps. 18,969     Ps. 516,550     Ps. 563,144
Mortgages and leases
receivable, net                 737           1,471          15,139
Other receivables and
prepaid expenses              1,842          75,975         128,168

                        -----------    ------------    ------------
                         Ps. 21,548     Ps. 593,996     Ps. 706,451
                        -----------    ------------    ------------
LIABILITIES
Trade accounts payable   Ps.    307     Ps.       -     Ps.  12,224
Customer advances                 -               -           1,931
Salaries and social
security payable                  -               -           1,024
Short and long term
debt                              -             142         564,881
Taxes payable                     -               -          12,598
Other liabilities               362           1,319          16,423
                        -----------    ------------    ------------
                         Ps.    669     Ps.   1,461     Ps. 609,081
                        -----------    ------------    ------------


                            Accruing interest at a         Accruing interest at a
                                  fixed rate                   variable rate             Not accruing interest
                         ---------------------------    --------------------------    --------------------------
                           Current      Non-Current       Current      Non-Current      Current      Non-Current       Total
                         ---------------------------    ----------     -----------    -----------    -----------     ----------
 ASSETS
 Investments             Ps.  17,890    Ps.   3,624     Ps.  7,384     Ps.   6,174    Ps.  11,522    Ps. 516,550     Ps.563,144
 Mortgages and leases
 receivable, net               7,710          1,672              -               -          4,294          1,463         15,139
 Other receivables and
 prepaid expenses             27,503         73,908              -               -         11,044         15,713        128,168
                         -----------    -----------     ----------     -----------    -----------    -----------     ----------
                         Ps.  53,103    Ps.  79,204     Ps.  7,384     Ps.   6,174    Ps.  26,860    Ps. 533,726     Ps.706,451
                         -----------    -----------     ----------     -----------    -----------    -----------     ----------
 LIABILITIES
 Trade accounts payable  Ps.       -    Ps.       -     Ps.      -     Ps.       -    Ps.  12,224    Ps.       -     Ps. 12,224
 Customer advances                 -              -              -               -          1,931              -          1,931
 Salaries and social
 security payable                  -              -              -               -          1,024              -          1,024
 Short and long term
 debt                        207,998              -        356,741               -              -            142        564,881
 Taxes payable                     -              -              -               -         12,598              -         12,598
 Other liabilities               786          1,228              -               -         12,758          1,651         16,423
                         -----------    -----------     ----------     -----------    -----------    -----------     ----------
                         Ps. 208,784    Ps.   1,228     Ps.356,741     Ps.       -    Ps.  40,535    Ps.   1,793     Ps.609,081
                         -----------    -----------     ----------     -----------    -----------    -----------     ----------

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


14.    CONSOLIDATION

       As discussed in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company used the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly-controlled investments. This method has not been used for balance sheet and cash flows purposes. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the historical financial statements of its equity method investments. The following table presents the Company's statements of income for the three years in the period ended June 30, 2002 reporting (i) the jointly-controlled investments accounted for by the equity method, with the earnings or losses included as earnings or losses from equity investees, and (ii) minority interest in earnings or losses of controlled subsidiaries.

                                                                            YEAR ENDED JUNE 30,
                                                        -----------------------------------------------------------
                                                              2002                 2001                 2000
                                                        --------------------------------------  -------------------
SALES.................................................. Ps.       123,462      Ps.    195,657     Ps.      222,895
COSTS (Note 20.d.).....................................           (74,836)           (111,378)            (117,255)
                                                        --------------------------------------    -----------------
GROSS PROFIT...........................................            48,626              84,279              105,640
                                                        --------------------------------------    -----------------
Selling expenses (Note 20.f.)..........................            (7,978)            (15,546)             (14,679)
Administrative expenses (Note 20.f.)...................           (28,528)            (35,593)             (42,156)
                                                        --------------------------------------    -----------------
                                                                  (36,506)            (51,139)             (56,835)
                                                        --------------------------------------    -----------------
Loss from operations and holdings of real estate
assets, net............................................           (41,684)             (6,342)              (2,696)
                                                        --------------------------------------    -----------------
OPERATING (LOSS) INCOME................................           (29,564)             26,798               46,109
                                                        --------------------------------------    -----------------
Losses from equity investees...........................           (17,797)              6,471               10,810
Financial results, net.................................          (445,821)            (83,358)             (24,719)
Other income(expenses), net............................            (4,322)             (5,266)              (6,371)
                                                        --------------------------------------    -----------------
(LOSS) INCOME BEFORE INCOME TAX AND MINORITY INTEREST..          (497,504)            (55,355)              25,829
                                                        --------------------------------------    -----------------
Minority interest......................................             5,118              (1,459)              (4,818)
Income tax.............................................            (7,233)             (3,140)              (9,460)
                                                                                                  -----------------
                                                        --------------------------------------
NET (LOSS) INCOME.....................................  Ps.      (499,619)     Ps.    (59,954)     Ps.      11,551
                                                        --------------------------------------    -----------------


15.    RESTRICTED ASSETS

       (i) In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, Puerto Retiro, the sole asset of which is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition of Puerto Retiro by the Company, Puerto Retiro had acquired the abovementioned land from Tandanor S.A. ("Tandanor"), a formerly state-owned entity, which had been acquired by Inversora Darsena Norte S.A. ("Indarsa") in 1991 through a privatization process. Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result, the Federal Government, through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, requested the bankruptcy of Puerto Retiro. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land previously acquired from Tandanor.

       The Company is vigorously defending against this case. While there can be no assurance of success, the Company believes it is likely to prevail on the case and obtain a judgment in its favor.

       (ii) On November 9, 2001, IRSA Inversiones y Representaciones S.A. ("the Company") and GSEM/AP Holdings L.P. ("GSEM") entered into a first amendment to the Shareholders' Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the Company's obligation to pay a total amount of US$ 13,135 to GSEM (called "GSEM Credit"), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002. As a consequence of that obligation, the Company entered into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A. The Trustee shall not in any way transfer, pledge or otherwise assign all or part of the Company's Shares to any Person and at all times shall vote the Shares in the manner instructed by the Company. Additionally, in no event shall GSEM be granted any rights under the terms of the Trust to request the Trustee to foreclose on the Company's Shares. Upon the Company's total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee.

       (iii) In connection with the acquisition of additional interest in Santa Maria del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company to secure the balance owed until it is fully paid.

       (iv) The Labor Court N(degree) 55 decided the embargo of units N(degree) 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


16.    EXTRAORDINARY LOSS

       As discussed in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. As such, this line item represents the proportionate share of an extraordinary loss recorded by one of the Company's subsidiaries, LLR., relating to the judgment against it in the amount of Ps. 5.7 million entered by Parques Nacionales, a governmental agency, following a dispute on the amount of the selling price of the hotel Llao Llao, sole asset of the subsidiary.

       LLR had filed an appeal contending the verdict was erroneous as a matter of law, both as to liability and damages, and the plaintiff filed a cross appeal, which outcome resulted adverse to the subsidiary.


17.    DERIVATIVE INSTRUMENTS

       From time to time, the Company utilizes certain financial instruments, primarily foreign currency forward-exchange contracts, as a supplement to reduce its overall financing costs. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its net investment in foreign operations.

       At June 30, 2002, there were no operations with derivative instruments.

       At June 30, 2001, the Company had the following derivative activity:

       (i) Forward-exchange contract to hedge a portion of its net investment in a foreign operation

       On February 7, 2000, the Company entered into a six-month foreign currency forward-exchange contract to sell Brazilian Reais ("BR") 28,050,000 at 1US$=1.87BR, when the spot rate was 1US$=1.77BR. The Company considered this forward contract as an economic hedge of a portion of its net investment in Brazil Realty. For the years ended June 30, 2001 and 2000, the Company recognized a loss of approximately Ps. 0.6 million and Ps. 1.4 million relating to this contract, respectively. At June 30, 2002 and 2001, the Company had no outstanding contracts designated as hedges of a net investment in a foreign operation.

       (ii)  Foreign currency forward-exchange contracts

       The Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contract. At June 30, 2001, the Company had three outstanding foreign currency forward-exchange contracts with financial institutions to sell an aggregate amount of US$ 16.8 million maturing August 2001, and one foreign currency forward-exchange contract to sell US$ 10.0 million maturing in September 2001. The Company recognized a net gain of Ps. 5.3 million and Ps. 0.4 million for the years ended June 30, 2002 and 2001, respectively, related to these contracts.

       (iii) Interest rate swap

       In order to minimize its financing costs and to manage interest rate exposure, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 29.3 million with maturities through August 2001. As of June 30, 2001, interest rate payable was at a variable rate of 22.3% and interest rate receivable was at a fixed rate of 10.15%. Any differential to be paid or received was accrued and was recognized as an adjustment to interest expense in the statement of operations. The related accrued receivable or payable was included as an adjustment to interest payable. The fair value of the swap agreement was not recognized in the financial statements.


18.    MORTGAGE RECEIVABLE SECURITIZATION

       On November 2, 2001 the Company entered into a securitization program with Banco Sudameris ("BS").

       Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgages receivable to a Trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates and US$ 13.3 million subordinated debt certificates. Such US denominated certificates were converted into Argentine pesos at the exchange rate Ps. 1 to US$ 1 as a result of Government economic measures summarized in Note 2.

       Accounts receivable sold under this program are excluded from accounts receivable in the consolidated financial statements.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

       The Company's consolidated financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC).

       I.     Differences in measurement methods

       The following reconciliation to US GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation required under Argentine Technical Resolution No. 6, with the modification established in the Argentine Technical Resolution No. 19, because the application of this Resolution represents a comprehensive measure of the effects of price level changes in the Argentine economy.

       The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.


                                                                           YEAR ENDED JUNE 30,
                                                       -------------------------------------------------------------
RECONCILIATION OF NET (LOSS) INCOME:                          2002                 2001                   2000
                                                       -------------------  -------------------  -------------------

Net (loss) income as reported under Argentine GAAP.... Ps.      (499,619)   Ps.       (59,954)   Ps.        11,551
US GAAP ADJUSTMENTS:
Impact of US GAAP adjustments on equity investees
(Note 19.I.a))........................................          (119,245)              76,241              (17,588)
Accounting for marketable securities (Note 19.I.b))...            (3,727)              21,250               13,912
Accounting for derivatives and hedging activities
(Note 19.I.c))........................................            (7,257)               1,037                4,153
Accounting for options to acquire marketable
securities (Note 19.I.d)).............................            (6,789)               9,421               (2,150)
Non-contributory management stock ownership plan
(Note 19.I.e))........................................           (11,551)             (15,679)             (12,377)
Depreciation of fixed assets (Note 19.I.f))...........             8,314               (2,318)              (2,345)
Preoperating and organization expenses (Note 19.I.g)).             1,545                 (736)                 (18)
Depreciation expense (Notes 19.I.h) and j))...........               119                  119                  119
Securitization accounting (Note
19.I.i)........................................                   (2,015)                 - -                  - -
Deferred income tax  (Note 19.I..k.)).................           (23,582)              (3,777)             (11,933)
Minority interest  (Note 19.I.l)).....................            12,859               (5,580)                (222)
                                                       -------------------  -------------------  -------------------
Net (loss) income under US GAAP....................... Ps.      (650,948)   Ps.        20,024    Ps        (16,898)
                                                       ===================  ===================  ===================

Basic and diluted earnings per share under US GAAP:
(Loss) income before accounting change................ Ps.        (3.138)   Ps.        (0.002)   Ps.        (0.083)
Accounting change.....................................                - -               0.100                  - -
                                                       -------------------  -------------------  -------------------
Net (loss) income per share........................... Ps.        (3.138)   Ps.         0.098    Ps.        (0.083)
                                                       ===================  ===================  ===================


              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

                                                                                    AS OF JUNE 30,
                                                                    ------------------------------------------------
                                                                            2002                      2001
                                                                    ----------------------   -----------------------

RECONCILIATION OF SHAREHOLDERS' EQUITY:
Total shareholders' equity under Argentine GAAP.................... Ps.          460,416     Ps.           960,035
Impact of US GAAP adjustments on equity investees (Note 19.I.a))..               (69,129)                  (43,527)
Accounting for derivatives and hedging activities (Note 19.I.c))...                   - -                      505
Accounting for options to acquire marketable securities (Note
19.I.d))..........................................................                  (985)                    5,804
Depreciation of fixed assets (Note 19.I.f)).......................                (2,866)                  (11,180)
Preoperating and organization expenses (Note 19.I.g)).............                (2,988)                   (4,533)
Mortgage payable with no stated interest rate (Note 19.I.h))......                (1,806)                   (1,806)
Differences in basis related to purchase accounting (Note 19.I.j))                (3,290)                   (3,290)
Depreciation expense (Note 19.I.h) and j))........................                   567                       448
Securitization accounting (Note
19.I.i))...............................................................           (2,945)                      - -
Deferred income tax (Note 19.I.k))................................               (55,807)                  (19,955)
Minority interest  (Note 19.I.l)).................................                 8,325                    (4,564)
                                                                    ----------------------   -----------------------
Shareholders' equity under US GAAP................................  Ps.          329,492     Ps.           877,937
                                                                    ======================   =======================

Description of changes in shareholders' equity under US GAAP:

                                                                              FOR THE YEAR ENDED JUNE 30,
                                                                    ------------------------------------------------
                                                                            2002                      2001
                                                                    ----------------------   -----------------------
Shareholders' equity under US GAAP as of beginning of year......... Ps.          877,937     Ps.         1,024,427

Amortization of deferred compensation expense......................               11,551                    15,679
Purchase of treasury stock.........................................                  - -                   (80,431)
Additional paid-in-capital.........................................                  - -                      (489)
Foreign currency translation adjustment............................              100,026                   (67,922)
Unrealized loss on available-for-sale securities...................               (7,560)                  (34,298)
Unrealized loss on retained interest in transferred mortgage
receivables........................................................                 (575)                      - -
Unrealized loss on available-for-sale securities on equity
investees..........................................................                 (939)                      947
Net (loss) income under US GAAP....................................             (650,948)                   20,024
                                                                    ----------------------   -----------------------
Shareholders' equity under US GAAP as of end of year............... Ps.          329,492     Ps.           877,937
                                                                    ======================   =======================


       (A)   IMPACT OF US GAAP ADJUSTMENTS ON EQUITY INVESTEES

       Under Argentine GAAP, investments in companies in which it exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net (loss) gain of Ps. (119.2) million, Ps. 76.2 million and Ps. (17.6) million for the years ended June 30, 2002, 2001 and 2000, respectively. Following is a description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company's equity investees:

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (A)   IMPACT OF US GAAP ADJUSTMENTS ON EQUITY INVESTEES (CONTINUED)

       (i)   Foreign currency translation adjustments

       Under Argentine GAAP, financial statements of foreign unconsolidated equity investees have been translated to Argentine pesos on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involves the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. Average exchange rates have been used for the translation of the accounts which make up the results of the periods. The net gain on translation is included within financial results, net, as gain/(loss) on exposure to inflation.

       Under US GAAP, financial statements of foreign unconsolidated subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, there are two methods of translation: the current rate method and the monetary/non-monetary method.

       - In the case of foreign subsidiaries whose local currency is the functional currency, the current rate method of translation has been used. This method involves the translation of assets and liabilities at the exchange rate in effect at the end of each period. Average exchange rates have been applied for the translation of the accounts that make up the results of the periods. In this case, translation adjustments are recorded as a separate component of shareholders' equity. The Company has applied the current rate method to translate financial information of its Brazilian equity investee. As discussed in Note 3.f., the Company sold its equity ownership interest in its Brazilian subsidiary effective February 28, 2002.

       - In the case of foreign subsidiaries operating in economies which the Company has designated as highly inflationary, pursuant to SFAS No. 52 and Emerging Issues Task Force ("EITF") D-55, "Determining a Highly Inflationary Economy", the monetary/non-monetary method of translation has been used. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the consolidated statement of income. The Company has applied the monetary/non-monetary method to translate financial information of its Venezuelan equity investee. As discussed in Note 3.f., the Company sold its equity ownership interest in its Venezuelan subsidiary effective December 18, 2000.

       (ii)   Accounting for mandatorily redeemable convertible securities

       As discussed in Note 3.e., on December 27, 2000, the shareholders of ITNV entered into an agreement with the Investors, under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. On or after December 27, 2005, ITNV is required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders' outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (A)   IMPACT OF US GAAP ADJUSTMENTS ON EQUITY INVESTEES (CONTINUED)

       (ii) Accounting for mandatorily redeemable convertible securities (continued)

       Under Argentine GAAP, the issuance of preferred stock by ITNV to the Investors decreased the Company's percentage of ownership in ITNV from 62% to 49% and the value assigned to the ITNV's preferred stock issued under the transaction was substantially more than the Company's carrying amount per share of ITNV stock, thus triggering a change in the Company's interest in ITNV. The change in the Company's interest resulted in the recognition of a deferred gain of Ps. 3.3 million since ITNV is in the early stage of development and the realizability of the gain is not assured. This gain is being amortized to income as the investee incurs operating losses.

       Under US GAAP, the issuance of preferred stock by ITNV to the Investors did not change the Company's percentage of ownership in ITNV as the Series A mandatorily redeemable convertible stock was recorded as temporary equity in ITNV and is being accreted to its redemption value. Accretion was included in minority interest as a charge against income. In relation with the options granted, at June 30, 2002, exercise price exceeds the fair market value and, accordingly, no compensation expense has been recognized.

       (iii)  Other US GAAP adjustments

       Other significant differences that give rise to US GAAP adjustments on equity investees are as follows: (i) the deferral of certain preoperating and advertising expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP; (ii) the accounting for securitized credit card receivables in accordance with SFAS No. 140; (iii) the accounting for derivatives and hedging activities under SFAS No. 133; and (iv) the application of SFAS No 109 "Deferred Income Taxes".

       (B)    ACCOUNTING FOR MARKETABLE SECURITIES

       As of June 30, 2002, the Company has certain investments in equity securities and mutual funds. Under Argentine GAAP, the Company is carrying these investments at market value with unrealized gains and losses, if any, included in the statement of operations.

       Under US GAAP, the Company has classified these investments as available-for-sale and is carrying these investments at market value with material unrealized gains and losses, if any, included in stockholders' equity in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Specific identification was used to determine cost in computing realized gain or loss. The Company's investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of operations. Accordingly, unrealized holding losses recognized in earnings for the year ended June 30, 2002 amounted to Ps. 45,746.

       During the years ended June 30, 2002, 2001 and 2000, proceeds from the sale of available-for-sale securities were Ps. 4.6 million, Ps. 42.4 million and Ps. 50.7 million, respectively. Gross realized (loss) gain were Ps. (15.0) million, Ps. 3.1 million and Ps. 12.3 million for the years ended June 30, 2002, 2001 and 2000, respectively.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

      (B)    ACCOUNTING FOR MARKETABLE SECURITIES (CONTINUED)

The Company's investments consist of the following (in thousands):


                                                                                  Gross Unrealized
                                                                         ------------------------------------
                                     Cost              Fair Value            Gain                 Loss
                                ---------------      ----------------    -------------       ----------------

   JUNE 30, 2000
   Dolphin Fund                         15,755                21,851            6,096                    - -
   BHSA                                 58,536                67,051            8,515                    - -
                                ---------------      ----------------    -------------       ----------------
                                        74,291                88,902           14,611                    - -
                                ---------------      ----------------    -------------       ----------------
   JUNE 30, 2001
   Dolphin Fund                         11,446                13,545            2,099                    - -
   BHSA                                 57,364                50,427              - -                  6,937
   Telecom Argentina                    18,062                17,351              - -                    711
   Perez Companc                           894                   784              - -                    110
   Bocon PRO 1                          13,797                12,817              - -                    980
                                ---------------      ----------------    -------------       ----------------
                                       101,563                94,924            2,099                  8,738
                                ---------------      ----------------    -------------       ----------------
   JUNE 30, 2002
   Dolphin Fund                         27,764                24,852              - -                  2,912
   BHSA                                 61,131                15,385              - -                 45,746
                                ---------------      ----------------    -------------       ----------------
                                        88,895                40,237              - -                 48,658
                                ---------------      ----------------    -------------       ----------------



       (C)    ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES

       As discussed in Note 17, from time to time, the Company utilizes certain financial instruments, primarily foreign currency forward-exchange contracts, as a supplement to reduce its overall financing costs. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its investment in foreign operations.

       Following is a description of the Company's derivative activity during the years ended June 30, 2002, 2001 and 2000.

       (i)    Foreign currency forward-exchange contracts

       During the years ended June 30, 2002 and 2001, the Company used foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. At June 30, 2001, the Company had three outstanding foreign currency forward-exchange contracts with financials institutions to sell an aggregate amount of US$ 16.8 million maturing August 2001, and one foreign currency forward-exchange contract to sell US$ 10.0 million maturing September 2001. Under Argentine GAAP, premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contract. The Company recognized net gains of Ps. 5.3 million and Ps. 0.4 million for the years ended June 30, 2002 and 2001, respectively, related to these contracts. As of June 30, 2002, the Company had no outstanding foreign currency forward-exchange contracts.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (C)        ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

        SFAS No. 133 was subsequently amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and is now effective for fiscal years beginning after June 15, 2000, but may be implemented as of the beginning of any fiscal quarter after issuance. Retroactive application is not permitted. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. Changes in accounting methods will be required for derivative instruments utilized by the Company to hedge foreign currency exchange rate and interest rate risks. Such derivatives include foreign currency forward contracts and interest rate swaps. In June 2000, the FASB issued Statement 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which addresses a limited number of implementation issues arising from SFAS No. 133.

       Under US GAAP, the Company adopted SFAS No. 133 and its corresponding amendments under SFAS No. 138, on July 1, 2000.

       Under US GAAP, these forward contracts did not qualify for hedge accounting treatment under SFAS No. 133. However, these derivatives, although not designated in a hedging relationship, are required to be recorded on the balance sheet at fair value, with related gain and losses recognized in earnings. As the Company did not have any open forward exchange contracts at June 30, 2000, no cumulative-effect type adjustment was recorded in accordance with the transition provisions of SFAS No. 133.

       (ii) Forward-exchange contract to hedge a portion of its net investment in a foreign operation

       On February 7, 2000, the Company entered into a six-month foreign currency forward-exchange contract to sell Brazilian Reais ("BR") 28,050,000 at 1US$=1.87BR, when the spot rate was 1US$=1.77BR. The Company considered this forward contract as a economic hedge of a portion of its net investment in its Brazilian subsidiary. At June 30, 2002 and 2001, the Company had no outstanding contracts designated as hedges of a net investment in a foreign operation.

       Under Argentine GAAP, premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contract. Gains and losses under these contract are recognized in earnings. For the years ended June 30, 2001 and 2000, the Company recognized losses of approximately Ps. 0.6 million and Ps. 1.4 million, respectively.

       Under US GAAP, until June 30, 2000 the Company recorded premiums and gains and losses on forwards exchange contracts in other comprehensive income
(OCI) in the same manner as the translation adjustment was recorded. Effective July 1, 2000, the Company adopted SFAS No. 133, and its corresponding amendments under SFAS No. 138. SFAS No. 133 requires that forward contracts qualifying for hedge accounting of a net investment in a foreign operation be recorded on the balance sheet as an asset at fair value with the corresponding gain or loss recorded in OCI. Accordingly, the adoption of SFAS No. 133 has not had any impact on the Company's financial position and results of operations.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (C)        ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

       Prospectively, under US GAAP, the effective portion of the change in the fair value of the forward contract is recorded in OCI in the same manner as the translation adjustment is recorded. The entire cumulative change in the fair value of the instrument that hedges a net investment in a foreign operation can be recorded in OCI as long as it does not exceed the translation adjustments for the net investment on an after-tax basis. Any excess of the hedging derivative's changes in fair value, however, must be recorded in current earnings. As discussed in Note 3.f., the Company sold its equity ownership interest in its Brazilian subsidiary during the year ended June 30, 2002. Therefore, the accumulated after-tax loss recorded within other comprehensive income at June 30, 2001 was reclassified into earnings during the year ended June 30, 2002.

       (iii)  Interest rate swap

       As of June 30, 2001, the Company held a pay-floating interest rate swap to hedge the change in fair value of a Ps. 29.3 million original debt due August 2001 related to fluctuations in interest rates. Under this agreement, the Company paid interest at a variable rate in exchange for fixed rate payments, transforming the debt to a floating rate obligation. The notional amount of this swap agreement was Ps. 29.3 million. The notional amount of this derivative instrument did not represent an asset or liability of the Company, but, rather, was the basis for the settlements under the contract terms. This contract matured in September 2001. At June 30, 2001, interest rate payable was at a variable rate of 22.3% and interest rate receivable was fixed at 10.15%.

       Under Argentine GAAP, any differential to be paid or received is accrued and is recognized as an adjustment to interest expense in the statement of operations. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the consolidated financial statements.

       Under US GAAP, the interest rate swap was designated as a hedge of the change in fair value of the fixed rate debt related to fluctuations in interest rates. Under SFAS No. 133, the swap is required to be recorded on the balance sheet at fair value. The swap was classified as a fair value hedge, and accordingly, changes in the fair value of the swap and of the hedged fixed rate debt were recognized in earnings. Differences, if any, between the changes in the fair value of the swap and the hedged fixed rate debt represent hedge ineffectiveness and are recognized in realized gain or loss. Fair value hedge ineffectiveness resulted in a loss of Ps. 23.4 for the year ended June 30, 2001.

       (iv)  Additional disclosure requirements

       The Company's policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked to market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated, or exercised; when the derivative is dedesignated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

       The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (C)        ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

       When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in OCI will be recognized immediately in earnings. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in OCI and will be recognized when the transaction affects earnings; however, prospective hedge accounting for this transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

       (D)    ACCOUNTING FOR OPTIONS TO ACQUIRE MARKETABLE SECURITIES

       As discussed in Note 5.b. (i), in February 1999 the Company acquired 3,697,500 options to purchase certain marketable securities for Ps. 3.6 million in cash, of which 1,000,000 were sold in June 2001 for a total consideration of Ps. 3.1 million, resulting in a gain of Ps. 2.2 million. Under Argentine GAAP, these options were recorded at cost.

       Under US GAAP, the Emerging Issues Task Force ("EITF") reached a consensus in EITF No. 96-11 "Accounting for Forward Contracts and Purchased Options to Acquire Securities covered by FASB Statement No. 115", that forward contracts and purchased options with no intrinsic value at acquisition that are entered into to purchase securities, requiring physical settlement of the securities and that will be accounted for under Statement No. 115, should, at inception, be designated as held-to-maturity, available-for-sale, or trading and accounted for in a manner consistent with the accounting prescribed by Statement No. 115 for that category of securities. Accordingly, options were designated as available-for-sale securities and recorded at fair value with unrealized gains and losses excluded from income and reported as a separate component of shareholders' equity. In addition, the time value component of the cost of such options was amortized over the life of the respective options.

       As discussed in Note 19.(c)(i), the Company adopted SFAS No. 133 and its corresponding amendments under SFAS No. 138, on July 1, 2000. SFAS No. 133 partially nullified EITF 96-11 and stated that if the asset to which the underlying to the derivative contract is readily convertible to cash, the related options addressed in EITF 96-11 are derivative instruments within the scope of SFAS No. 133. As such, purchased options that are derivatives subject to SFAS No. 133 should be recognized as assets and measured at fair value. SFAS No. 133 addresses the accounting for changes in the fair value of a derivative. The accounting for changes in the fair value (that is gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. The Company has not designated this derivative-type contract as a hedge. As such, gains and losses should be recognized currently in earnings.

       In accordance with the transition provisions of SFAS No. 133, the Company recorded a net of tax cumulative-effect type adjustment of Ps. 20.5 million
(gain) in earnings during the year ended June 30, 2001 to reclassify the amount accumulated in OCI at June 30, 2000. As from July 1, 2000, changes in fair value are being recognized in earnings.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (E)   NONCONTRIBUTORY MANAGEMENT STOCK OWNERSHIP PLAN

       As discussed in Note 6.e., on October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan ("NMSOP") with eight executive officers of the Company (the "Beneficiaries"), pursuant to which the Beneficiaries were granted options to purchase up to 24 million shares of common stock (the "Participation Shares"), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement ("EPA"). Under Argentine law, the Company established a special purpose trust in this connection (the "Trust"). On April 7, 1998, the Company's shareholders, at an extraordinary shareholders' meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. As of June 30, 1998, the EPA had not yet been implemented. On October 1, 1998, the Company issued 21,090,024 shares to be subscribed by the Beneficiaries and, on August 31, 1999, the Company and the Beneficiaries entered into a Subscription Agreement pursuant to which the Beneficiaries purchased from the Company the abovementioned amount of shares at Ps. 1.0 per share.

       Under the Subscription Agreement, the Participation Shares were placed into the Trust. The Trust has an original term of six years. According to the terms of the NMSOP and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or otherwise) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases, such as, to prepay the loans obtained to finance the purchase of the Participation Shares. The Trust will release the shares to the Beneficiaries on the sixth anniversary of the inception of the Trust on a pro rata basis.

       Under Argentine GAAP, the Company accounted for the issuance of the Participation Shares at the price of Ps. 1.0 per share. Consequently, no compensation expense was recognized in the statement of operations.

       Under US GAAP, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement gave the Company the option of either
(1) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations while providing the disclosures required under SFAS No. 123, or
(2) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

       In connection with the Company's issuance of restricted stock to executive officers during the year ended June 30, 1999, the Company recorded unearned stock compensation of Ps.86,638 for the difference between the issuance price of the restricted stock at date of issuance and the fair value of the shares of common stock subject to the awards. This amount was included as a reduction of stockholder's equity and is being amortized on a straight-line basis over 7 years. The Company recognized stock compensation expense of Ps. 12,377 for each of the two years in the period ended June 30, 2000.

       On May 31, 2001, the Company entered into a Confidential Separation Agreement and General Release (the "Agreement") with its Chief Financial Officer (the "CFO") pursuant to which the Company and the CFO set forth therein their mutual agreement with respect to all matters relating to the CFO's resignation and cessation of employment with the Company and the CFO's release of claims upon the terms set forth therein. The CFO formed part of one of the eight members of management who had been granted restricted shares pursuant to the NMSOP.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (E)   NONCONTRIBUTORY MANAGEMENT STOCK OWNERSHIP PLAN (CONTINUED)

       Pursuant to the Agreement, the Company accelerated the vesting of all of the restricted shares so as to allow the CFO to sell the shares as part of its termination settlement. On May 24, 2001, the CFO entered into a Purchase Agreement (the `Purchase Agreement") with one of the principal shareholders of the Company and also a Beneficiary under the EPA, pursuant to which the CFO sold its respective shares in the Trust at a fixed price per share below the fair market value per share at the date of the Purchase Agreement. Therefore, no additional compensation cost was recognized.

       In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation" - an interpretation of APB Opinion No. 25 (FIN 44). FIN 44 clarifies the application of APB No. 25 for only certain issues. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. The Company adopted FIN 44 beginning July 1, 2000. FIN 44 stipulates that a modification to accelerate the vesting of a fixed award effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested). Compensation cost is measured on the modification date. That cost is calculated as the excess of the award's intrinsic value on the modification date over the award's intrinsic value on the original measurement date, if any. That cost would be recognized as compensation cost if, absent the acceleration, the award would have been forfeited unexercisable (unvested) pursuant to the original terms. On September 11, 2000, the EITF issued EITF 00-23 "Issues Related to the Accounting for Stock Compensation" which further clarified this matter. The Task Force reached a consensus in EITF 00-23 that if the former employee is providing no substantive services to the grantor subsequent to the termination, the award should continue to be accounted for under Opinion 25, and the modification should be accounted for under FIN 44. Since the award's intrinsic value on the modification date (Ps. 0.92 per share) is less than the award's intrinsic value on the original measurement date (Ps. 4.11 per share), no additional compensation cost is to be recognized on the modification. However, the unearned compensation expense should be recognized to expense on the date the accelerated vesting occurs. As such, the Company recorded an additional loss of Ps.3,302 for the year ended June 30, 2001. Total compensation expense was Ps. 11,551 and Ps. 15,679 for the years ended June 30, 2002 and 2001, respectively.

       At June 30, 2002, the remaining unearned compensation of Ps. 34,654 million will be amortized ratably through fiscal year 2005. The amount of unearned compensation expense to be recorded in future periods could decrease if restricted stock awards for which accrued but unvested compensation has been recorded, are forfeited.

       Had compensation cost for the awards under the NMSOP been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company's net (loss) income under US GAAP would have been decreased to the pro forma amounts indicated below:



                                  YEAR ENDED JUNE 30, 2002    YEAR ENDED JUNE 30, 2001    YEAR ENDED JUNE 30, 2000
                                 -----------------------------------------------------------------------------------
                                  AS REPORTED   PRO FORMA       AS REPORTED  PRO FORMA      AS REPORTED  PRO FORMA
                                 -----------------------------------------------------------------------------------

Net (loss) income                    (650,948)     (649,948)        20,024        21,382      (16,898)     (15,826)
Net (loss) income before
accounting changes                   (650,948)     (649,948)         (462)           896      (16,898)     (15,826)
Basic and diluted net income
(loss) per share                       (3.138)       (3.134)         0.098         0.105       (0.083)      (0.077)
Basic and diluted net (loss)
income per share before
accounting changes                     (3.138)       (3.134)       (0.002)       (0.004)       (0.083)      (0.077)

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (E)   NONCONTRIBUTORY MANAGEMENT STOCK OWNERSHIP PLAN (CONTINUED)

       The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

         Expected lives in days                           129 days
         Risk free interest rates                              9.00%
         Dividend yield                                        0.00%
         Volatility                                           36.72%

       Because option grants might be made in subsequent years, the above pro forma disclosures are not representative of the pro forma effects of option grants on reported results for future years.

       (F)    DEPRECIATION OF FIXED ASSETS

       Under Argentine GAAP, the Company depreciates buildings, including office and apartment complexes, over 50 years. For US GAAP purposes, determination of the useful lives of assets is judgmental and considers such factors as the condition and age of the buildings, the type of construction and the effects of usage by its owners or tenants. Accordingly, for US GAAP purposes, buildings would have been depreciated using an estimated useful life of 40 years.

       As discussed in Note 4.e., during the year ended June 30, 2002 the Company recognized an impairment charge relating to certain properties. Since the net book value of such properties under US GAAP was lower than the net book value under Argentine GAAP, the US GAAP adjustment for the year ended June 30, 2002 also includes the partial reversal of such impairment.

       (G)    PREOPERATING AND ORGANIZATION EXPENSES

       Under Argentine GAAP, the Company capitalized certain expenses incurred relating to pre-opening activities and/or organization of subsidiaries and other expenses incurred in connection with project evaluations. These expenses are amortized on a straight-line basis over a 3/6-year period commencing upon the launching of the project. Under US GAAP, these expenses are charged to expense as incurred.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (H)    MORTGAGE PAYABLE WITH NO STATED INTEREST

       Under Argentine GAAP, the Company has not made any fair value adjustments for certain non-interest bearing mortgages. Under US GAAP however, and in accordance with Accounting Principles Board ("APB") Opinion No. 21, "Interest on Receivables and Payables", non-interest bearing mortgages held by the Company have been recorded at the estimated market value of the note.

       In 1991, the Company obtained non-interest bearing mortgage with a face value of US$ 3.3 million to acquire a property (Suipacha 652/64). The Company used an interest rate of 12%, which approximated their weighted average borrowing rate, in determining the present value of this debt (calculated at Ps. 1,806 as of the date of issuance). This mortgage was fully repaid in November 1996. This adjustment gives rise to differences in depreciation expense.

       (I)    SECURITIZATION ACCOUNTING

       As discussed in Note 18, on November 2, 2001 the Company entered into a securitization program with Banco Sudameris ("BS"), through which the Company sold a portion of its mortgage receivable balances to a Trust that issued certificates to public and private investors.

       Under Argentine GAAP, mortgage receivables sold under this program were excluded from accounts receivable in the consolidated financial statements. The Company's retained interest in Class A, B and C debt securities are valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method.

       Under US GAAP, the Company applies Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments Of Liabilities" ("SFAS No. 140"). SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 also requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was zero. In determining the estimated fair value, the Company considered the fees received as compensation just adequate to compensate the Company for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values). The retained interests in mortgage receivables are treated as a debt security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a "cash out" basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. A loss of Ps. 6.5 million was recognized from the sale of mortgages receivables during the year ended June 30, 2002.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (I)    SECURITIZATION ACCOUNTING (CONTINUED)

       The following summarizes the Company's securitization activity:


                                                   YEAR ENDED
                                                  JUNE 30, 2002
                                             ---------------------

         Proceeds from securitizations       Ps.           16,696
         Servicing fees received (i)                          178


       (i) As from April 1, 2002, the Company is no longer the servicer on the accounts.

       The following summarizes the changes in the balance of the Company's retained interest for the year ended June 30, 2002:


                                                                       ESTIMATED
                                                    COST            UNREALIZED LOSS          FAIR VALUE
                                             -------------------- --------------------- --------------------

         Balance at June 30, 2001            Ps.              -   Ps.               -   Ps.              -
         Retained interest in portfolios                  4,158                     -                4,158
         sold
         Unrealized loss                                      -                 (930)                (930)
                                             -------------------- --------------------- --------------------
         Balance at June 30, 2002            Ps.          4,158   Ps.           (930)   Ps.          3,228
                                             ==================== ===================== ====================


       As of June 30, 2002, the gross net unrealized loss has been offset by a deferred tax benefit of Ps. 325.

       The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at 25%. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2002 to changes to key assumptions:


                                                        IMPACT ON FAIR VALUE OF
                                             -----------------------------------------------
                                               5% ADVERSE CHANGE       10% ADVERSE CHANGE
                                             ----------------------- -----------------------



       Discount rate 25%                     Ps.            (546)    Ps.            (993)

       The above sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

       The Company's managed mortgage receivables consist of retained interest in mortgage receivable securitization and investor's share of securitizations sold to unrelated parties without recourse. The Company records its retained interest in mortgage receivable securitizations on the consolidated balance sheet.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (J)   DIFFERENCES IN BASIS RELATING TO PURCHASE ACCOUNTING

       Under Argentine GAAP and US GAAP, the Company applied the purchase method of accounting to the acquisition of businesses mentioned in Note 3.e. Accordingly, the fair market value of assets and liabilities acquired was estimated and the excess of the purchase price over the fair value, if any, was considered goodwill. The US GAAP adjustment for "Differences in basis relating to purchase accounting" reflects the application of US GAAP adjustments such as the accounting for deferred income taxes when estimating the fair value of such assets and liabilities. This adjustment gives rise to differences in depreciation expense.

       (K)   DEFERRED INCOME TAX

       As discussed in Note 4.i., the Company and its subsidiaries calculate their income taxes on a separate tax basis. The statutory income tax rate was 35% for all the periods presented. Under Argentine GAAP, income taxes are recognized on the basis of amounts currently due in accordance with Argentine tax laws and regulations. Under US GAAP, the Company records income taxes using the method required by Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 requires companies to record a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

       Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS 109, the Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections which are routinely updated to reflect more recent operating trends. Based on current financial projections, the Company is uncertain that it will recover its deferred tax assets through future taxable income. Accordingly, the Company has established a valuation allowance against its deferred tax assets.

           IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (K)   DEFERRED INCOME TAX (CONTINUED)


                                                     2002                                     2001
                                    ---------------------------------------  ----------------------------------------

                                      SFAS 109                                SFAS 109
                                     APPLIED TO    SFAS 109                  APPLIED TO     SFAS 109
                                     ARGENTINE    APPLIED TO                  ARGENTINE    APPLIED TO
                                        GAAP        US GAAP                     GAAP         US GAAP
                                      BALANCES    ADJUSTMENTs   SFAS 109      BALANCES     ADJUSTMENTs    SFAS 109
                                    ------------- ------------ ------------  ------------  ------------  ------------

        Deferred tax assets:
        Tax loss carryforwards..... Ps.  147,349  Ps.     - -  Ps. 147,349    Ps. 31,516   Ps.     - -   Ps.  31,516
        Short-term and long-term          16,702          - -       16,702           - -           - -           - -
        debt.......................
        Provisions.................        1,277          - -        1,277         1,733           - -         1,733
        Other......................        5,841          - -        5,841         9,334           - -         9,334
                                    ------------- ------------ ------------  ------------  ------------  ------------
        Total  gross  deferred  tax
        assets.....................      171,169          - -      171,169        42,583           - -        42,583

        Deferred tax liabilities:
        Investments................      (17,785)      11,229       (6,556)       (2,203)        7,314         5,111
        Mortgage receivables.......         (379)         - -         (379)       (6,960)          - -        (6,960)
        Inventories................       (2,430)         - -       (2,430)         (426)          - -          (426)
        Fixed assets...............      (69,241)       1,635      (67,606)      (25,773)        4,544       (21,229)
        Intangible assets..........       (1,057)         847         (210)       (1,553)        1,432          (121)
                                    ------------- ------------ ------------  ------------  ------------  ------------
        Total gross deferred tax
        liabilities................      (90,892)      13,711      (77,181)      (36,915)       19,290       (23,625)
                                    ------------- ------------ ------------  ------------  ------------  ------------
        Valuation allowance........     (149,795)         - -     (149,795)      (38,913)          - -       (38,913)
                                    ------------- ------------ ------------  ------------  ------------  ------------
        Net  deferred   income  tax Ps.  (69,518) Ps.  13,711  Ps. (55,807)   Ps (33,245)  Ps.  13,290   Ps. (19,955)
        liability.................. ============= ============ ============  ============  ============  ============



       As of June 30, 2002 and 2001, Ps. 1,545 and Ps. 1,946 were classified as current assets and Ps. 57,352 and Ps. 21,901 were classified as non-current liabilities, respectively.

       A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded for the years ended June 30, 2002, 2001 and 2000 is as follows:


                                                               2002                2001                 2000
                                                        -------------------  ------------------  -------------------

       Income tax at statutory tax rate on pretax
       income in accordance with US GAAP..............  Ps.       (223,338)  Ps.        11,894   Ps.          3,337

       Non taxable income/(loss)......................              43,035             (35,875)               2,539
       Amortization expense...........................               6,856                 348                  319
       Valuation allowance............................             110,882              27,911               13,779
       Inflation adjustment...........................              88,650                 - -                  - -
       Non deductible expenses........................               1,440               3,322                1,418
                                                        -------------------  ------------------  -------------------
       Income tax expense.............................  Ps.         27,525   Ps.         7,600   Ps.         21,392
                                                        ===================  ==================  ===================


       (L)    MINORITY INTEREST

       This adjustment represents the effect on minority interest of the foregoing reconciling items.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       II.    Additional disclosure requirements

       (A)   BALANCE SHEET CLASSIFICATION DIFFERENCES

       Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate entities typically are unclassified.

       As discussed in Note 19.II. (p), under Argentine GAAP, the Company's investments in LLR and ITNV were not consolidated for any of the periods presented. For US GAAP purposes, the Company poses controlling financial interests in these companies. Accordingly, consolidation is appropriate under US GAAP.

       As these differences have no effect on net (loss) income or on shareholders' equity, no reconciling items are presented for US GAAP purposes.

       (B)    STATEMENT OF OPERATIONS CLASSIFICATION DIFFERENCES

       OPERATING INCOME

       As discussed in Note 19.II. (o), under Argentine GAAP the Company uses the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. Under US GAAP, the equity in income (loss) of jointly-controlled companies would have been reported as a separate line item in the statement of operations, and the ownership percentages the Company does not own in the majority-owned companies would have been reflected as minority interest.

       As discussed in Note 19.II. (p), under Argentine GAAP, the Company's investments in LLR and ITNV were not consolidated for any of the periods presented. For US GAAP purposes, the Company possesses controlling financial interests in these companies. Accordingly, consolidation is appropriate under US GAAP.

       In addition, (i) certain financial results and other income and expense items included in the Argentine GAAP financial statements of the Company, would be included in the determination of operating income under US GAAP, and (ii) certain gains or losses on the sale of real estate properties and equity investees were included as operating income under Argentine GAAP while they should be recognized as separate line items and designated as non-operating income under US GAAP.

       Accordingly, operating (loss) income under US GAAP would have been Ps. (31.5) million, Ps. 17.6 million and Ps. 46.2 million for the years ended June 30, 2002, 2001 and 2000, respectively.

       EXTRAORDINARY ITEMS

       As discussed in Note 19.II.j), the Company adopted SFAS No. 145 on April 1, 2002. As such, under US GAAP, gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items.

       As discussed in Note 16, under Argentine GAAP, the Company recognized an extraordinary loss of Ps. 5,653 during the year ended June 30, 2001. Under US GAAP, as required by APB 30, this charge does not qualify as extraordinary item and should be reported as operating loss.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (C)   STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY CLASSIFICATION
             DIFFERENCES

       As discussed in Note 6.b., from time to time the Company repurchases shares of common stock outstanding when it believes that its stock price is undervalued in the marketplace. During fiscal years 2001 and 2000, the Company
(i) repurchased 19,079,995 and 6,236,762 outstanding shares of common stock for a total consideration of Ps. 80.4 million and Ps.29.9 million, respectively, and
(ii) distributed 20,729,472 and 2,432,932 shares of common stock on a pro rata basis to its shareholders. Under Argentine GAAP, the Company recorded these acquisitions as a reduction in retained earnings. Under US GAAP, these acquisitions were accounted for under the cost method, resulting in a reduction of capital stock.

       (D)    SEGMENT INFORMATION

       Under Argentine GAAP, when an entity has different activities, it is recommended practice (but not compulsory) to disclose the revenues and expenses for each activity in the financial statements or as supplementary information. Furthermore, the Company believes that the presentation of segment information facilitates a clearer understanding of the Company's performance by readers. Argentine GAAP does not prescribe any guidance in presenting segment information. Accordingly, the Company has chosen to follow the guidance set forth under US GAAP in SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" in determining the number and nature of reportable operating segments presented in the primary financial statements. SFAS No. 131, which was issued by the FASB in June 1997, establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision marker(s) in deciding how to allocate resources and assess performance. The Statement also establishes standards for related disclosures about a company's products and services, geographical areas and major customers. As such, no additional disclosure requirements are necessary. See Note 7 for details.

       (E)   MATURITIES OF LONG-TERM DEBT

       Aggregate annual maturities during the next five years, as of June 30, 2002, are as follows:

             2004                        Ps.                   --
             2005                                              --
             2006                                              --
             2007                                              --
             2008                                             142
                                         ------------------------
                                         Ps.                  142
                                         ========================


       (F)    OPERATING LEASES

       As discussed in Note 3.b., the consolidated statements of income were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company uses the "proportionate-consolidation method" of accounting for the investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes. Accordingly, this note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (F)    OPERATING LEASES (CONTINUED)

       - Operating lease revenue information:

       o   Leases and services from office and other buildings

       The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2002, 2001 and 2000.

       o   Leases and services from shopping center operations

       The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2002, 2001 and 2000 were contingent rentals of Ps. 2.6 million, Ps. 3.6 million and Ps. 4.1 million, respectively.

       - Operating lease expense information:

       The Company leases office space under cancelable operating leases that expire on various dates through January 2004. Rent expense is recognized ratably over the lease term. Rent expense for the years ended June 30, 2002, 2001 and 2000 amounted to Ps.0.5 million, Ps.1.0 million and Ps.0.2 million, respectively.

       (G)   DISCLOSURE OF RELATED PARTY TRANSACTIONS

       The following disclosures of transactions with related parties are required under US GAAP.

       - Executive Employment Agreement: On October 30, 1997, the Company entered into Master Executive Employment Agreements (the "Employment Agreements") with Eduardo S. Elsztain, M. Marcelo Mindlin, Saul Zang and Oscar
P. Bergotto (collectively herein referred to as the "Employees"), pursuant to which each such person will serve in his current capacity as director or executive officer. The term of the Employment Agreements is seven years; however either the Company or the relevant executive may terminate the Employment Agreements prior to the expiration of their respective terms. If the Company terminates the Employment Agreements without cause it will be liable to the relevant executive for two years of compensation. Under the Employment Agreements, the Employees will each be entitled to receive from the Company annual compensation in the aggregate of approximately Ps.750,000, subject to an annual 4% increase. The Employment Agreements also restrict the Employees from participating in real estate activities in Argentina that are in the same line of business as IRSA. The Employment Agreements were executed in December 1997 and approved by the Company's shareholders at an extraordinary shareholders' meeting on April 7, 1998.

       - APSA loan: On July 20, 2001, Company's board of directors approved to grant APSA several loans to finance transactions related to its swap agreement. On February 8, 2002 the Company and Parque Arauco signed subordination agreements subordinating the repayment of our respective loans to the payment of APSA's senior notes. The interest rate on such loans till February 1, 2002 was the lesser of (i) variable cost of money for the Company in operations of up to 30 days and (ii) the average of the last five BADLAR rates for U.S. dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. The interest rate on such loans from February 1, 2002 till August 20, 2002 was 10.23% plus an inflation adjustment. At August 20, 2002, the outstanding principal of these loans was Ps.
43.6 million.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (G)   DISCLOSURE OF RELATED PARTY TRANSACTIONS (CONTINUED)

       In May and July, 2002 the Company advanced APSA a US$ 10.1 million loan that was applied on August 20, 2002 to our subscription for US$27.2 million of APSA's convertible notes. From May, 2002 to August 20, 2002 the interest rate on such loans was 10%.

       - Subscription of convertible notes issued by APSA: In August 2002, the Company subscribed for US$ 27.2 million convertible notes issued by APSA. The payment was made by cancelling a loan APSA has borrowed from the Company for US$
22.3 million and of US$4.9 million in cash. At June 30, 2002, the Company owned 49.7% of APSA's common shares. Immediately following APSA's offering (assuming the Company exercise its conversion rights of all of its convertible notes and no exercise of such rights by any of APSA's other bondholders), the Company would own 77.1% of APSA's common shares. In the case all shareholders exercise their conversion rights and the Company exercise them as well, the Company would own 53.01% of APSA's common stock.

       - Purchase of the Company's shares by Cresud: During the years ended
June 30, 2002 and 2001, Cresud invested in shares of the Company for a total amount of Ps. 111.8 million, resulting in a 19.85 % ownership at June 30, 2002. Eduardo S. Elsztain, M. Marcelo Mindlin and Saul Zang, are Chairman, First Vice-Chairman and Second Vice-Chairman, respectively, of the Board of Directors as well as shareholders of the Company. They are also Chairman, First Vice-Chairman and Second Vice-Chairman, respectively, of the Board of Directors of Cresud. Mr. Eduardo S. Elsztain and Saul Zang are also shareholder of Cresud.

       - Donations: During the years ended June 30, 2002, 2001, and 2000, the Company made donations to two not-for-profit organizations, namely Fundacion IRSA and Museo de los Ninos, for a total amount of Ps. 0.08 million, Ps. 1.9 million and Ps. 1.2 million, respectively. Eduardo S. Elsztain is the President of these organizations.

       - Lease agreements: IRSA leases a portion of its headquarters office space from DFM for a monthly rent of Ps. 11.9 under two lease contracts expiring on June 30, 2007. DFM leases such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, Chairman of the Company, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, the Company's Chief Commercial Officer, and certain of his relatives. Rental expense incurred during the years ended June 30, 2002, 2001 and 2000 amounted to Ps. 244, Ps. 280 and Ps. 280, respectively.

       The Company leased office space to Cresud until December 2001. Eduardo Elsztain, Marcelo Mindlin and Saul Zang, Chairman, First Vice-Chairman and Second Vice-Chairman, respectively, of the Board of Directors as well as shareholders of the Company are directors of Cresud. Mr. Eduardo Elsztain is also shareholder of Cresud. Rent income is recognized ratably over the lease term. Rental income amounted to Ps. 147 and Ps. 329 for the year ended June 30, 2002 and for each of the two years in the period ended June 30, 2001, respectively.

       The Company has entered into lease agreements for offices located in the Costero, a building located in Puerto Madero with Altocity.Com, Alternativa Gratis S.A y Dolphin Interventures S.A. The first agreement expires in May 2003 and the second in May 2004. Both of them may be extended by the lessees for up to seven additional consecutive twelve - month periods. The leases are for monthly rents of Ps. 9.5 and Ps. 10.0, respectively.

       The Company leases to Tarshop the seventh floor of the Company's property located in Suipacha 664. Monthly rent income amounts to Ps. 3.7 and the lease agreement expires on August 10, 2004.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (G)   DISCLOSURE OF RELATED PARTY TRANSACTIONS (CONTINUED)

       - Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open - ended investment fund which is related to the Company's directors. These investments are carried at market value as of year-end. Unrealized gains and losses related to investment funds are included in financial results, net, in the consolidated statements of operations.

       The amounts relating to the Company's net gain on holding Dolphin Fund investments for the years ended June 30, 2002, 2001 and 2000 are Ps. 25.1 million, Ps. 2.9 million and Ps. 1.6 million, respectively.

       - Investment in Banco Hipotecario S.A.: As of June 30, 2002 the Company owns 5.73 % of Banco Hupotecario S.A. Additionally, as of the same date the Company owns 2,697,500 options to purchase Banco Hipotecario S.A.'s American Depositary Shares (ADS). Each option represents the right to purchase 100 ADS's at an exercise price of Ps. 10.4 per ADS. These options are exercisable through February 2, 2004. Some of the Company's directors are also directors of Banco Hipotecario S.A.

       - Agreement with APSA for the commercialization of Torres de Abasto: On May 1, 2000, the Company entered into an agreement with APSA for the commercialization of the units of Torres de Abasto. The services rendered by us include:

       o commercial operation services such as implementation of sale and lease strategy pursuant to the prices, terms and conditions set by APSA;

       o selection of suppliers and hire of advertising agencies, real estate brokers, notary public and appraisers; and

       o coordination of the subscription of sale agreements, deeds of sale and lease agreements according to the terms set by APSA.

       The monthly fee for the commercialization services is Ps. 2.5 plus value added tax, and an additional fee of:

       o    Sales: 1% plus value added tax, of the sale price of each unit; or

       o leases: 2% plus value added tax, of the total lease price of each unit.

       Since the commercialization of the units is completed, the agreement between both companies has expired.

       - Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources,as of June 30, 2002, the Company and APSA provide corporate services in the areas of institutional relations, finance and human resources to the Company and Cresud.

       In the future and in order to continue with the Company's policy of achieving a more efficient allocation of corporate resources, the Company may extend the areas in which the Company share corporate services with APSA and Cresud. The Company's chairman and vice-chairman are also chairman and vice-chairman of Cresud.

       - Legal services: During the years ended June 30, 2002, 2001 and 2000, the Company paid the law firm Zang, Bergel & Vines an aggregate amount of approximately Ps. 0.5 million, Ps. 0.9 million and Ps. 1.0 million for legal services. Saul Zang and Ernesto M. Vines, directors of the Company, and Salvador D.Bergel and Juan C. Quintana Teran, alternate directors of the Company, are partners of the law firm.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (H)   DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

       Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

       Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, which is effective July 1, 2000, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 19.II.(i) for details of concentration of credit risk.

       Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumption used to estimate fair value, the Company's fair values should not be compared to those of other companies.

       Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

       The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2002 and 2001 are as follows:

       - Cash and cash equivalents

       The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily of time deposits, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

       - Marketable securities

       The fair value of marketable securities is based on quoted market prices for those or similar investments.

       - Options to purchase marketable securities

       The fair value of options to purchase marketable securities is based on the terms and conditions of the underlying contracts, -i.e. strike price, maturities, expected dividends and vesting period-, available market information, -i.e. quoted market price of underlying shares and expected volatility. The Company used the binomial tree valuation method to estimate fair value.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (H)    DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

       - Mortgages and leases receivable, net

       The estimated fair value of mortgage notes receivable collateralized by real property is based on discounting the future cash flows at a year-end risk adjusted lending rate that the Company would utilize for loans of similar risk and duration. It is not practicable to estimate the fair value of leases receivable because of the inability to estimate it without incurring excessive costs.

       - Retained interest in transferred mortgage receivables

       Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a "cash out" basis to reflect the restriction of cash flows until the investors have been fully paid.

       - Accounts payable

       The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

       - Short-term debt

       The carrying amount of short-term debt reported in the balance sheet approximates fair value due to its short-term nature.

       - Long-term debt

       The fair values of the Company's long-term debt are based on quoted market prices, where available, or discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

       - Other receivables and other liabilities

       The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

       - Forward foreign currency exchange contracts

       The fair value of the forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

      (H)    DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)


       - Interest rate swap agreement

       The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

       - Seller financing

       The fair value of the seller financing obtained in the acquisition of SMP is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

       The fair value of the seller financing obtained in the acquisition of an additional interest in Puerto Retiro is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

       The following table summarizes financial instruments by individual balance sheet account:


                                                    June 30, 2002                      June 30, 2001
                                             ------------------------------    -------------------------------
                                                               Carrying                           Carrying
                                             Fair Value         Amount          Fair Value         Amount
                                             -------------   --------------    --------------   --------------
Financial assets:
Cash, banks and short term investments             61,627           61,627           100,237          100,237
Mortgages and leases receivable, net:
   Mortgages receivable                             8,122            8,771            90,146           92,233
   Leases receivables                                 (*)            1,125               (*)            2,484
Other receivables and prepaid expenses:
   Retained interest in securitization              3,228            6,173                --               --
   Receivable from the sale of Brazil              26,129           16,129                --               --
   Realty
Foreign exchange forward contracts                     --               --               522              939
                                                  -------          -------           -------          -------
Total financial assets                             99,106           93,825           190,905          195,893


Financial liabilities:
Trade accounts payable                             12,224           12,224            11,205           11,205
Loans                                             199,499          207,998            96,846          111,126
Other liabilities
Total financial liabilities                       213,011          221,733           111,673          127,464


(*) Not practicable to estimate fair value.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (I)   CONCENTRATION OF CREDIT RISK

       In the normal course of its business, the Company grants mortgages to individuals in connection with its sales of residential properties. These properties are located principally in Buenos Aires, Argentina. The Company is subject to credit risk in the event of non-performance by the counterparties to the mortgages; however, in the opinion of management, the values of the properties that collateralize the mortgages are presently adequate to protect the Company from material losses resulting from such non-performance. The company has not experienced any significant losses resulting from non-performance of any counterpart to the mortgage contracts.

       Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, accounts receivable and short-term investments. The Company maintains cash and cash equivalents, investments, and other financial investments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The Company has not experienced any significant losses in such accounts.

       The Company's accounts receivable are primarily derived from real estate revenues from customers located in Argentina. The Company is not dependent on any single customer. The Company maintains reserves for potential credit losses based on impaired accounts, historical charge-off patterns and management judgement; historically such losses have not been significant and within management's expectations.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (J)   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

       In June 1998 SFAS No. 133 was issued. This statement, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair market value. SFAS No. 133 requires that changes in the derivative's fair market value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted this statement on July 1, 2000. See Note 19.I.c. for details on the implementation of this standard.

       In March 2000, FASB issued Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation, an interpretation of Accounting Principles Board Opinion No. 25 ("APB No. 25")". This interpretation clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. The Company adopted this standard beginning July 1, 2000. The adoption of this pronouncement did not have a material impact on the Company's results of operations and financial position.

       In June 1999, the FASB issued SFAS No. 136, "Transfers of Assets to a Not-for-Profit Organization or Charitable Trust That Raises or Holds Contributions for Other". This Statement establishes standards for transactions in which an entity -the donor- makes a contribution by transferring assets to a not-for-profit organization or charitable trust -the recipient organization-that accepts the assets from the donor and agrees to use those assets on behalf of or transfer those assets, the return on investment of those assets, or both to another entity -the beneficiary- that is specified by the donor. It also establishes standards for transactions that take place in a similar manner but are not contributions because the transfers are revocable, repayable, or reciprocal. The Company adopted SFAS 136 effective July 1, 2000. Its adoption did not have a material effect on its results of operations and financial condition.

       In June 2001, SFAS No. 141, "Business Combinations," was issued. This statement eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company adopted this standard on July 1, 2001 and adoption of this standard did not have a significant effect on the Company's financial statements.

       In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis. An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the adoption of SFAS No. 142 will have a significant impact on the Company's financial statements.

       In August, 2001, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal year beginning on July 1, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company's consolidated financial statements.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (J)   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

       On October 3, 2001, FASB issued SFAS No. 144. "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", it retains many of the fundamental provisions of the Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the initial adoption of SFAS No. 144 will have a significant impact on the Company's financial statements.

On May 1, 2002, the FASB issued SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002" (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. These provisions are effective for fiscal years beginning after May 15, 2002, with early application encouraged. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. The Company adopted this standard on April 1, 2002. As such, gains and losses on extinguisment of debt recorded in prior periods are no longer reported as extraordinary items. See Note 19.II.b).


       (K)    NET (LOSS) INCOME PER SHARE

       Under Argentine GAAP, the Company is not required to present earnings per share information. Under US GAAP, basic and diluted net (loss) income per share are presented in conformity with SFAS No. 128 "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98") for all periods presented.

       Basic net (loss) income per share is computed by dividing the net (loss) income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net (loss) income per share is computed by dividing the net (loss) income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

       Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

       As discussed in Note 19.II.j), under US GAAP gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items. Thus, the Company reflected the impact of such reclassification in the presentation of earnings per share.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

(K)    NET (LOSS) INCOME PER SHARE (CONTINUED)

       The following tables set forth the computation of basic and diluted net income (loss) per share under US GAAP for the periods indicated:




                                                                               YEAR ENDED JUNE 30,
                                                            ---------------------------------------------------------
                                                                  2002                2001                2000
                                                            ------------------  ------------------   ----------------
Numerator:
---------
(Loss) income before accounting changes................     Ps      (650,948)   Ps.         (462)   Ps.      (16,898)
Accounting changes.....................................                   --              20,486                  --
                                                            -----------------   -----------------   -----------------
Net (loss) income available to common shareholders.....     Ps      (650,948)   Ps.       20,024    Ps.      (16,898)
                                                            =================   =================   =================

Denominator:
-----------
Basic and diluted weighted average shares
outstanding............................................              207,412             204,189             204,652

Basic and diluted earnings per share under US GAAP:
--------------------------------------------------
(Loss) income before accounting changes................     Ps        (3.138)   Ps.       (0.002)   Ps.       (0.083)
Accounting changes.....................................                   --               0.100                  --
                                                            -----------------   -----------------   -----------------
Basic and diluted net (loss) income per common
share..............................................         Ps.       (3.138)   Ps.        0.098    Ps.       (0.083)
                                                            =================   =================   =================


       The following tables set forth the proforma effects of the retroactive application of a change in accounting principle on earnings per share under US
GAAP:



                                                                                            YEAR ENDED JUNE 30,
                                                                                --------------------------------------------
                                                                                    2002             2001           2000
                                                                                -------------- -------------- --------------

   Basic and diluted net (loss) income per share..........                      Ps.    (3.138)  Ps.   (0.002)  Ps.   (0.127)

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (L)    RISKS AND UNCERTAINTIES

       The Company is subject to certain business risks arising in connection with its operations which include, among others:

       Risks associated with Argentine operations. A substantial part of the Company's operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy has experienced a persistent recession since 1988, and in recent months the recession has deepened into an unprecedented political and economic crisis which has disrupted Argentina's financial system and effectively paralyzed the economy.

       Risks associated with office and other buildings leases: The Company's lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located, (ii) oversupply of office space or a reduction in demand for such space, (iii) increased competition from other real estate operators, (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance, (v) increases in operating expenses, (vi) adverse changes in the regional or national economy, (vii) the bankruptcy or insolvency of, or a downturn in the business of, any of its major tenants, and/or (vii) the possibility that such tenants will not renew their leases as they expire. Unfavorable economic conditions could also result in the inability of tenants in certain sectors to meet their lease obligations and otherwise could adversely affect the Company's ability to attract and retain desirable tenants.

       Risks associated with development properties activities: Include (i) the potential abandonment of development opportunities; (ii) construction costs may exceed the Company's original estimates, possibly making a project uneconomical;
(iii) occupancy rates and rents at a newly completed project may be insufficient to make the project profitable; (iv) the Company's inability to obtain financing on favorable terms for the development of the project; (v) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and (vi) the Company's inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

       Risks associated with retail space leases: The Company has investments in companies which business is the ownership and operation of shopping centers. The Company is subject to certain business risks arising in this connection which include, among others, (i) the bankruptcy or insolvency of, or a downturn in the business of, any of its major tenants, (ii) the possibility that such tenants will not renew their leases as they expire, (iii) vacated anchor space affecting the entire shopping center because of the loss of the departed anchor tenant's customer drawing power, (iv) unfavorable economic conditions could also result in the inability of tenants in certain retail sectors to meet their lease obligations and otherwise could adversely affect the Company's ability to attract and retain desirable tenants. The Company believes that its shopping centers are relatively well positioned to withstand adverse economic conditions since they typically are anchored by grocery stores, drug stores and discount department stores that offer day-to-day necessities rather than luxury goods.

       Risks associated with the hotel industry. The success of the Company's operated hotels will depend, in large part, upon the Company's ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. The Company's hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, the profitability of the Company's hotels depends on (i) the Company's ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (L)   RISKS AND UNCERTAINTIES (CONTINUED)

       Risks associated with international operations. A substantial part of the Company's real estate activities is conducted through subsidiaries and strategic alliances with other companies. As a result, the Company depends to a certain extent on the successful operation of subsidiaries and strategic alliances and upon income, dividends and other distributions from them to maintain the Company's profitability, liquidity and growth. Conducting business in Brazil and other Latin American countries involves economic conditions and regulatory requirements that may be different from those in Argentina and subjects the Company to risks that could have an adverse effect on the business. For example, entering these markets subjects the Company to the risks of currency fluctuation, exchange rate controls, inflation, restrictions on repatriation of dividends and capital, political instability, and deteriorating economic conditions. As described in Note 3.f. on February 28, 2002 the Company sold its interests in Brazil Realty.

       The Company, as well as the home-building industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. Inflation also increases the Company's interest costs and costs of labor and materials. The Company attempts to pass through to its customers any increases in its costs through increased selling prices and, to date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

       The Company's operations are interest-rate sensitive. Overall demand is adversely affected by an increase in interest costs. If mortgage interest rate increases significantly, this may negatively impact the ability of a homebuyer to secure adequate financing. Such results of higher interest rates may result in adversely affecting the Company's revenues, gross margins and net income.

       (M)   SELECTED UNAUDITED PRO-FORMA INFORMATION

       The following selected unaudited pro forma information is being provided to present a summary of the consolidated results of the Company as if the acquisitions discussed in Note 3.e. had occurred as of the beginning of the periods immediately preceding the respective acquisitions, giving effect to purchase accounting adjustments. The pro forma data is for informational purposes only and may not necessarily reflect the results of operations of the Company had the acquired businesses operated as part of the Company for the periods presented. This information has been prepared in accordance with Argentine GAAP.


                                                        YEAR ENDED JUNE 30,
                                           -----------------------------------------------
                                                     2001                     2000
                                           ----------------------  -----------------------
        Sales ..........................   Ps.           339,843   Ps.            361,930
        Net income......................                (59,954)                   11,551
        Net (loss) income per share.....                  (0.29)                     0.06

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (N)   SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED EQUITY INVESTEES

       Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company's share of the undistributed earnings or losses. As indicated in Note 3.b., the consolidated statements of operations were prepared on a proportionate consolidation basis. The Company used the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes.

       The Company's share of the (loss) income of these affiliates was Ps. 21.1 million in 2002, Ps. 20.1 million in 2001 and Ps. 3.5 million in 2000, and its investment in these companies totaled Ps. 307.2 million at June 30, 2002 and Ps.
452.3 million at June 30, 2001. The Company's share of undistributed losses of these affiliates totaled Ps. 4.5 million at June 30, 2002 and Ps. 19.6 million at June 30, 2001.

       Summarized financial information of the Company's equity investees (on a 100% basis) is as follows:


                                              As of and for the year          As of and for the year ended
                                                ended June 30, 2002                   June 30, 2001
                                             -------------------------- ----------------------------------------
                                              (in thousands of pesos)           (in thousands of pesos)
                                             -------------------------- ----------------------------------------
                                                             Brazil                                   Brazil
                                                APSA         Realty        APSA         F.V.I.        Realty
                                                               (i)                       (ii)
                                             ------------  ------------ ------------  ------------  ------------
           Current assets...............          49,586           --       160,350           --         99,175
           Non-current assets...........         969,934           --     1,097,473           --        323,002

           Total assets.................       1,019,520           --     1,257,823           --        422,177

           Current liabilities..........          84,289           --       190,418           --         86,108
           Non-current liabilities......         319,441           --       403,897           --         82,892

           Total liabilities............         403,730           --       594,315           --        169,000
           Minority interest............          14,582           --        19,898           --            - -
           Retained earnings............         (9,079)           --        33,598           --          7,269

           Net sales....................         169,828           --       345,987           --        133,104
           Gross profit.................          84,486           --       131,472           --         69,208
           Net income (loss)............        (42,403)           --         5,462           --         25,309


(i) The Company sold its equity interest in Brazil Realty in February 2002. Income statement line items reflect the results of operations of Brazil Realty from July 1, 2001 through February 28, 2002.
(ii) The Company sold its equity interest in FVI in December 2000. Income statement line items reflect the results of operations of FVI from July 1, 2000 through December 18, 2000.


       (O) USE OF PROPORTIONATE CONSOLIDATION METHOD OF ACCOUNTING FOR CONTROLLED AND JOINTLY CONTROLLED INVESTMENTS

       As discussed in Note 3.b., under Argentine GAAP, the consolidated statements of operations were prepared on a proportionate consolidation basis. As from July 1, 1996, the Company uses the "proportionate-consolidation method" of accounting for its investments in which the Company exercises control and other jointly controlled investments. This method has not been used for balance sheet and cash flows purposes. All notes to the consolidated financial statements relating to income-statement items have been also prepared on a proportionate consolidation basis. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the financial statements of its equity method investments.

       Under US GAAP, the equity in income (loss) of jointly controlled companies would have been reported as a separate line item in the statement of operations. For all the periods presented, the ownership percentages the Company does not own in the majority-owned companies would have been reflected as minority interest and the pro-rata gains or losses attributed to the minority holders.

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

      (O) USE OF PROPORTIONATE CONSOLIDATION METHOD OF ACCOUNTING FOR CONTROLLED AND JOINTLY CONTROLLED INVESTMENTS (CONTINUED)

       Although the use of the proportionate consolidation method as compared to the equity method of accounting from a financial presentation perspective impacts almost all areas of the Company's consolidated statements of operations, it does not impact the Company's consolidated shareholders' equity or net earnings. Note 14 presents the Company's statements of operations for the three years in the period ended June 30, 2002 reporting (i) the jointly-controlled investments accounted for by the equity method, with the earnings or losses included as earnings or losses from equity investees, and (ii) minority interest in earnings or losses of controlled subsidiaries.

       (P)   EQUITY INVESTMENTS IN LLR AND ITNV

       As from June 30, 2002 and 2001, the Company had a 50% equity interest in LLR. Under Argentine GAAP, the Company did not consolidate LLR for any of the periods presented. For US GAAP purposes, and, in view of the guidance in SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" and Rules 1-02 and 3A-02 of Regulation S-X of the Securities and Exchange Commission, the Company possesses a controlling financial interest in LLR regardless its 50% ownership interest. Accordingly, consolidation is appropriate under US GAAP.

       In addition, the Company's investment in ITNV was not consolidated under Argentine GAAP as of and for the years ended June 30, 2002 and 2001 as the Company had a 49% equity interest in such company. Under US GAAP, this investment would be consolidated considering that the issuance of mandatorily redeemable preferred stock did not change the Company's ownership interest (See
Note 19.I.(a) (ii) for details).

       Presented below is the consolidated condensed information of the Company, LLR and ITNV as of June 30,:



                                                                          2002
                                      ------------------------------------------------------------------------------
                                         COMPANY           LLR            ITNV       ELIMINATIONS    CONSOLIDATED


        Current assets..............         136,308           4,272          5,719            (22)         146,277
        Non-current assets..........       1,008,407          25,527          1,431        (11,985)       1,023,380

        Total assets................       1,144,715          29,799          7,150        (12,007)       1,169,657

        Current liabilities.........         606,060          11,136          1,773            (22)         618,947
        Non-current liabilities.....           3,021              --             --             --            3,021

        Total liabilities...........         609,081          11,136          1,773            (22)         621,968
        Minority interest...........          75,218              --             --         12,055           87,273



                                                                          2001
                                      ------------------------------------------------------------------------------
                                         COMPANY           LLR            ITNV       ELIMINATIONS    CONSOLIDATED
        Current assets..............         221,875           3,914          8,631            (12)         234,408
        Non-current assets..........       1,272,674          27,966          2,547         (8,069)       1,295,118

        Total assets................       1,494,549          31,880         11,178         (8,081)       1,529,526

        Current liabilities.........         385,661          22,518          4,315            (12)         412,482
        Non-current liabilities.....          34,497              --             --              --          34,497

        Total liabilities...........         420,158          22,518          4,315            (12)         446,979
        Minority interest...........         114,356              --             --           8,155         122,511

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (Q)   SEVERANCE INDEMNITIES

       Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, "Employers' Accounting for Post-employment Benefits", and SFAS No. 43, "Accounting for Compensated Absences", which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.


       (R)    STATEMENTS OF CASH FLOWS

       The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 "Statement of Cash Flows" but using Argentine GAAP numbers. As further described in Note 4.b, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

       Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. The following table reconciles the balances included as cash and banks in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows:


                                                                           AS OF JUNE 30,
                                                  ------------------------------------------------------------------
                                                            2002                  2001                   2000
                                                  ---------------------  --------------------   --------------------
       Cash and banks..........................   Ps.           24,831   Ps.          10,530    Ps.          11,254
       Cash equivalents:
          Time deposits........................                    422                22,741                 18,021
                                                  ---------------------  --------------------   --------------------
       Total cash and cash equivalents.........   Ps.           25,253   Ps.          33,271    Ps.          29,275
                                                  =====================  ====================   ====================


       As discussed in Note 19.II.(p), under Argentine GAAP, the Company's investments in LLR and ITNV were not consolidated for any of the periods presented. Under US GAAP, these investments would have been consolidated. As a result, differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. In addition, under Argentine GAAP, cash flow from purchases, sales and maturities of available-for-sale securities were reported as operating activities. Under US GAAP, these transactions would be classified as cash flows from investing activities. Also, under Argentine GAAP nor the effect of exchange rate changes on cash and cash equivalents, neither the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities, the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP.

                                                                          FOR THE YEAR ENDED JUNE 30,
                                                           ----------------------------------------------------------
                                                                   2002                2001                2000
                                                           ------------------  ------------------  ------------------
Net cash provided by operating activities ..............   Ps.       10,564   Ps.        87,478    Ps.       90,915
Net cash (used in) provided by investing activities ....            (18,732)             71,841                (370)
Net cash used in financing activities...................            (36,867)           (154,808)           (104,471)
Effect of exchange rate changes on cash and cash
   equivalents .........................................              1,818                  --                  --
Effect of inflation accounting..........................             34,808                  --                  --
                                                           ------------------  ------------------  ------------------
Net (decrease) increase in cash and cash equivalents....   Ps.       (8,409)   Ps.         4,511   Ps.      (13,926)
                                                           ==================  ==================  ==================

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (S)  COMPREHENSIVE INCOME

       On July 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income represents the change in shareholder's equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders' equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2002, 2001 and 2000.



                                                                              YEAR ENDED JUNE 30,
                                                           ----------------------------------------------------------
                                                                 2002                2001                2000
                                                           ------------------  ------------------  ------------------
       NET (LOSS) INCOME UNDER US GAAP..................   Ps.     (650,948)   Ps.        20,024   Ps.      (16,898)
       Other comprehensive income (loss):
       Foreign currency translation adjustments.........            100,026              (67,921)             5,630
       Unrealized loss on available-for-sale-securities.             (7,560)             (34,298)           (18,179)
       Unrealized loss on retained interest in
       transferred mortgage receivables.................               (575)                  --                 --
       Unrealized gain on available-for-sale-securities
       on equity investees..............................               (939)                 947                 --
                                                           ------------------  ------------------  ------------------
       COMPREHENSIVE LOSS                                  Ps.     (559,996)   Ps.       (81,248)   Ps.      (29,447)
                                                           ==================  ==================  ==================


       Accumulated nonowner changes in equity (accumulated other comprehensive income) at June 30 were as follows:


                                                                2002                2001                2000
                                                          ------------------  ------------------  ------------------
       Foreign currency translation adjustment.........   Ps.           --    Ps.     (100,026)   Ps.      (32,105)
       Unrealized (loss) gain on available-for-sale
       securities......................................             (1,893)               5,667             39,965
       Unrealized loss on retained interest in
       transferred mortgage receivables................               (575)                  --                 --
       Unrealized gain on available-for-sale-securities
       on equity investees.............................                  8                 947                  --
                                                          ------------------  ------------------  ------------------
       ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)...   Ps.       (2,460)   Ps.      (93,412)   Ps.        7,860
                                                          ==================  ==================  ==================

             IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

      (T)    INVESTMENTS IN REAL ESTATE AND ACCUMULATED DEPRECIATION

       The following is a summary of the Company's investments in real estate as of June 30, 2002 prepared in accordance with SEC Regulation S-X 12-28.

                                                                      Total                                    Net
                                         Buildings                  buildings                               carrying
                                            and                        and                    Accumulated   value as
       Description           Land       improvement  Improvements  improvements    Total     depreciation  of June 30
   ---------------------  ------------  ------------ ------------  ------------ ------------ ------------  -----------
   Suipacha 652           Ps.   2,254   Ps.   5,668  Ps.   3,867   Ps.   9,535  Ps.  11,789   Ps.  2,768   Ps.   9,021

   Av. de Mayo 595                604           878        3,488         4,366        4,970        1,232         3,738
   Alsina 934                     315         1,265          - -         1,265        1,580          233         1,347
   Constitucion 1111              520           - -          - -           - -          520          148           372

   Reconquista 823              4,398        14,460          - -        14,460       18,858        3,051        15,807
   Sarmiento 517                   41           192           35           227          268           39           229


   Av. Madero 942               1,160         3,687           43         3,730        4,890          743         4,147

   Libertador 602                 622         1,926          - -         1,926        2,548          300         2,248
   Maipu 1300                   9,161        31,739        1,138        32,877       42,038        5,116        36,922
   Madero 1020                  5,537         4,800          104         4,904       10,441        1,416         9,025
   Libertador 498              10,440        27,663          720        28,383       38,823        5,079        33,744
   Laminar                      5,869        20,163          617        20,780       26,649        1,306        25,343
   Edificios Costeros           5,293        15,920          689        16,609       21,902          705        21,197
   Intercontinental             7,715        43,706          418        44,124       51,839      (6,076)        57,915
   Plaza
   Alto Palermo Plaza             799           101          - -           101          900          146           754


   Alto Palermo Park              687            64          - -            64          751           37           714
   Hotel Libertador             2,694        53,750          190        53,940       56,634       24,955        31,679


   Hotel                        7,717        26,622           23        26,645       34,362      (1,963)        36,325
   Intercontinental
   Dock IV                      2,426        13,763          - -        13,763       16,189          312        15,877
   Advances payment on            104           414          - -           414          518          - -           518
   Hotel Piscis
                          ---------------------------------------------------------------------------------------------
                          Ps.  68,356   Ps. 266,781  Ps.  11,332   Ps. 278,113  Ps. 346,469   Ps. 39,547   Ps. 306,922
                          =============================================================================================

                                                                         Life on which
                                                                          depreciation
                                                                        in latest income
                                         Date of                           statements
       Description                     construction    Date acquired       is computed
   ---------------------              ---------------  ---------------  ------------------
   Suipacha 652                       April-June 1994   November 1991          50
   Av. de Mayo 595                      July 1992        March 1992            50
   Alsina 934                               -           August 1991            50
   Constitucion 1111                  September 1994     June 1994             50
                                        March 1995      January 1994
   Reconquista 823                      June 1995      November 1993           50
   Sarmiento 517                        March 1995     December 1994           50
                                                         July 1994
                                                        August 1994
   Av. Madero 942                           -            July 1994             50
                                                        August 1994
   Libertador 602                           -             May 1996             50
   Maipu 1300                               -          September 1995          50
   Madero 1020                              -          December 1995           50
   Libertador 498                           -          December 1995           50
   Laminar                                 N/A           March 1999            50
   Edificios Costeros                 September 1998     March 1997            50
   Intercontinental Plaza               June 1996      November 1997           50
   Alto Palermo Plaza                 December 1996    November 1997           50
                                        March 1997           -
                                      September 1997         -
   Alto Palermo Park                    June 1996      November 1997           50
   Hotel Libertador                    October 1973      March 1998            50
                                      November 1990          -
                                      December 1997          -
   Hotel Intercontinental             December 1994    November 1997           50
   Dock IV                                               June 2001
   Advances payment on Hotel Piscis                       May 2002

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (T)   INVESTMENTS IN REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)



                                                                      YEAR ENDED JUNE 30,
                                         --------------------------------------------------------------------------
                                                    2002                      2001                     2000
                                         -----------------------  ------------------------  -----------------------
Balance, beginning of the year.........  Ps.            442,645   Ps.             465,493   Ps.            505,539
Additions during the year:
         Improvements..................                     119                     2,953                    1,567
         Transfers from real estate                          --                     2,615                   29,318
         inventory.....................
         Advance payments on properties                  18,863                        --                       --
                                         -----------------------  ------------------------  -----------------------
                                                        461,627                   471,061                  536,424
                                         -----------------------  ------------------------  -----------------------

Deductions during the year:
         Transfers to real estate                      (41,799)                  (26,538)                 (23,479)
         inventory.....................
         Impairment loss                               (73,359)                       --                       --
         Sales.........................                     --                    (1,878)                 (47,452)
                                         --------------------------------------------------------------------------
                                                      (115,158)                  (28,416)                 (70,931)
                                         --------------------------------------------------------------------------
Balance, end of the year...............  Ps.            346,469   Ps.             442,645   Ps.            465,493
                                         =======================  ========================  =======================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (U)    MORTGAGE LOANS ON REAL ESTATE

                   Prepared in accordance with SEC Regulation S-X 12-29




        Col. A.            Col. B.          Col. C.             Col. D.            Col. E.
------------------------ ------------  ------------------   -----------------  ----------------



                          Interest      Final maturity          Periodic
      Description            Rate             date            payment term       Prior liens

------------------------ ------------  ------------------   -----------------  ----------------
Customer A                 10-15%          July 2002            Monthly             None

Customer B                 10-15%          July 2002            Monthly             None

Customer C                 10-15%          June 2003            Monthly             None

Customer D                 10-15%         March 2003            Monthly             None

Customer E                 10-15%        December 2007          Monthly             None

Customer F                 10-15%          June 2010            Monthly             None
Mortgage loans
under US$ 20,000           10-15%          May 2008             Monthly             None
Mortgage loans
US$ 20,000-49,999          10-15%         August 2014           Monthly             None
Mortgage loans
US$ 50,000-99,999          10-15%          May 2014             Monthly             None
Mortgage loans
over US$ 100,000           10-15%          May 2020             Monthly             None








        Col. A.                    Col. F.                 Col. G.                 Col. H.
------------------------    ---------------------    ---------------------   -------------------
                                                                              Principal amount
                                                                              of loans subject
                               Face amount of         Carrying amount of       to delinquent
      Description                mortgages                mortgages              principal
                                                                                or interest
------------------------    ---------------------    ---------------------   -------------------

Customer A                           1,706                    1,518                 None

Customer B                             879                      782                 None

Customer C                             548                      548                 None

Customer D                             513                      435                 None

Customer E                             233                      199                 None

Customer F                             194                      137                 None
Mortgage loans
under US$ 20,000                      Open                       96                 None
Mortgage loans
US$ 20,000-49,999                     Open                       92                 None
Mortgage loans
US$ 50,000-99,999                     Open                      462                 None
Mortgage loans
over US$ 100,000                      Open                      225                 None
                            ---------------------    ---------------------

                            Ps.      4,073           Ps.      4,494
                            =====================    =====================

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




19.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       (U)    MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

       The summary of activity in mortgage receivables is as follows:



                                                                        YEAR ENDED JUNE 30,
                                             ----------------------------------------------------------------------
                                                      2002                    2001                    2000
                                             ----------------------- -----------------------  ---------------------
Balance, beginning of year................   Ps.            59,341   Ps.             69,848   Ps.           90,144
Additions during the year:
     New mortgage loans...................                   1,461                   13,912                  9,445
Deductions during the year:
     Securitization.......................                 (38,374)                      --                     --
     Collections of principal.............                 (17,934)                 (24,419)               (29,741)
                                             ----------------------- -----------------------  ---------------------
Balance, end of year......................   Ps.             4,494   Ps.             59,341   Ps.           69,848
                                             ======================= =======================  =====================



20     OTHER FINANCIAL STATEMENT INFORMATION

       The following tables present additional financial statement disclosures required under Argentine GAAP:

a.     Fixed assets, net

b.     Intangible assets, net

c.     Allowances and provisions

d.     Cost of sales, leases and services

e.     Foreign currency assets and liabilities

f.     Other expenses

NOTE:
       Schedules d. and f. have been prepared based on the Company's results excluding the proportionate share of the income and expenses of unconsolidated affiliated companies.

      IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


20.      OTHER FINANCIAL STATEMENT INFORMATION

         a.       FIXED ASSETS, NET

                                                Original value                                     Depreciation
                             -----------------------------------------------------  ---------------------------------------
                                                                                                        Current year
                                                                                                  -------------------------
                                                        Deductions,
                                                         transfers                  Accumulated   Increases/
                             Value as of    Additions       and                        as of      (decreases)
                              Beginning        and      impairment    Value as of    beginning    and
    Principal account          of year      transfers    loss (i)     end of year     of year     transfers    Amount (ii)
---------------------------  ------------  ------------ ------------  ------------  ------------  -----------  ------------
Facilities................   Ps.  40,300   Ps.     782  Ps.     (58)   Ps. 41,024   Ps.  23,368   Ps.    (10)   Ps.  2,131
Furniture and fixtures....        23,317           208          - -        23,525        16,458          - -         1,929
Computer equipment........         6,635           519          - -         7,154         5,585           87           868
Leasehold improvements....         6,201           162          - -         6,363         3,718          - -           580
Machinery and equipment...         3,664             2          - -         3,666         3,204          - -           195
Vehicles..................           175           - -          - -           175           175          - -           - -
Advances to suppliers.....           920             5         (607)          318            12            1           - -

Properties:
-----------
Suipacha 652..............        15,138           - -       (3,349)       11,789         2,112          - -           656
Montevideo 1975...........           - -           - -          - -           - -           - -          - -           - -
Av. de Mayo 701...........           - -           - -          - -           - -           - -          - -           - -
Av. de Mayo 595...........         6,531           - -       (1,561)        4,970           868          - -           364
Alsina 934................         1,581           - -           (1)        1,580           209          - -            24
Rivadavia 2243............         8,339           - -       (8,339)          - -           998       (1,069)           71
Rivadavia 2768............           351           - -         (352)           (1)           50          (55)            4
Constitucion 1111.........         6,383           - -       (5,863)          520           923         (908)          133
Florida 291...............           - -           - -          - -           - -           - -          - -           - -
Reconquista 823...........        21,991           - -       (3,133)       18,858         2,699          - -           352
Av. Santa Fe 1588.........         8,339           - -       (8,340)           (1)          881         (915)           33
Sarmiento 517.............           584           - -         (316)          268            65          (34)            8
Av. Madero 942............         5,847           - -         (957)        4,890           646          - -            97
Puerto Madero Dock 5......         2,392           - -       (2,393)           (1)          244         (309)           64
Puerto Madero Dock 6 .....           - -           - -          - -           - -           - -          - -           - -
Libertador 602............         3,106           - -         (558)        2,548           252          - -            48
Serrano 250...............           - -           - -          - -           - -           - -          - -           - -
Maipu 1300................        46,956           103       (5,021)       42,038         4,351            1           764
Madero 1020...............        20,248           - -       (9,807)       10,441         1,787         (693)          322
Libertador 498............        52,920            16      (14,113)       38,823         4,757         (513)          835
Laminar Plaza.............        29,961           - -       (3,312)       26,649           828          - -           478
Dock II - A and B building        18,910           - -       (1,960)       16,950           280          - -           425
Dock II - C and D
  buildings...............         5,475           - -         (523)        4,952           - -          - -           - -

Dock IV...................         2,425        18,345       (4,581)       16,189           - -          - -           312
Intercontinental Plaza....        71,242           - -      (19,403)       51,839         6,417      (13,936)        1,443
Alto Palermo Plaza........         4,191           - -       (3,291)          900           444         (383)           85
Alto Palermo Park.........         2,804           - -       (2,053)          751            68          (64)           33
Hotel Libertador..........        56,730           - -          (96)       56,634        24,148         (100)          907
Hotel Intercontinental....        50,191           - -      (15,829)       34,362         7,174      (10,101)          964
Advances payments on
properties
   Hotel Piscis...........           - -           518          - -           518           - -          - -           - -
Other.....................        10,367           398         (218)       10,547         2,118         (429)          910
                             ------------  ------------ ------------  ------------  ------------  -----------  ------------
Total as of June 30, 2002.   Ps. 534,214   Ps.  21,058     (116,034) Ps.  439,238   Ps. 114,839   Ps.(29,430)  Ps.  15,035
                             ============  ============ ============  ============  ============  ===========  ============
Total as of June 30, 2001.   Ps. 553,479   Ps.   9,489  Ps. (28,754)  Ps. 534,214   Ps. 101,996   Ps. (2,830)   Ps. 15,673
                             ============  ============ ============  ============  ============  ===========  ============
Total as of June 30, 2000.   Ps. 608,335   Ps.  39,537  Ps. (94,393)  Ps. 553,479   Ps. 101,544   Ps.(16,207)  Ps.  16,659
                             ============  ============ ============  ============  ============  ===========  ============





                              Depreciation     Net carrying value as of June 30,
                             -------------- ----------------------------------------




                               Accumulated
                                as of end
    Principal account            of year       2002          2001          2000
---------------------------    ------------ ------------  ------------  ------------
Facilities................     Ps.  25,489  Ps.  15,535   Ps.  16,932   Ps.  18,578
Furniture and fixtures....          18,387        5,138         6.859         8,120
Computer equipment........           6,540          614         1,050         1,164
Leasehold improvements....           4,298        2,065         2,483         3,112
Machinery and equipment...           3,399          267           460           786
Vehicles..................             175          - -           - -            --
Advances to suppliers.....              13          305           908           653

Properties:
-----------
Suipacha 652..............           2,768        9,021        13,026        13,285
Montevideo 1975...........             - -          - -           - -         1,635
Av. de Mayo 701...........             - -          - -           - -         2,760
Av. de Mayo 595...........           1,232        3,738         5,663         5,779
Alsina 934................             233        1,347         1,372         1,395
Rivadavia 2243............             - -          - -         7,341         7,481
Rivadavia 2768............             (1)          - -           301           606
Constitucion 1111.........             148          372         5,460         7,479
Florida 291...............             - -          - -           - -        10,335
Reconquista 823...........           3,051       15,807        19,292        19,644
Av. Santa Fe 1588.........              (1)         - -         7,458         7,598
Sarmiento 517.............              39          229           519           528
Av. Madero 942............             743        4,147         5,201         5,297
Puerto Madero Dock 5......              (1)         - -         2,148         2,195
Puerto Madero Dock 6 .....             - -          - -           - -           274
Libertador 602............             300        2,248         2,854         2,901
Serrano 250...............             - -          - -           - -         2,525
Maipu 1300................           5,116       36,922        42,605        43,240
Madero 1020...............           1,416        9,025        18,461        20,697
Libertador 498............           5,079       33,744        48,163        49,009
Laminar Plaza.............           1,306       25,343        29,133        29,556
Dock II - A and B building             705       16,245        18,630        23,989
Dock II - C and D
buildings.................             - -        4,952         5,475           - -
Dock IV...................             312       15,877         2,425           - -
Intercontinental Plaza....          (6,076)      57,915        64,825        66,188
Alto Palermo Plaza........             146          754         3,747         5,029
Alto Palermo Park.........              37          714         2,736         3,513
Hotel Libertador..........          24,955       31,679        32,582        33,510
Hotel Intercontinental....          (1,963)      36,325        43,017        43,821
Advances payments on
properties
   Hotel Piscis...........             - -          518           - -           - -
Other.....................           2,599        7,948         8,249         8,801
                               ------------ ------------  ------------  -------------
Total as of June 30, 2002.     Ps. 100,444  Ps. 338,794           - -           - -
                               ============ ============  ============  =============
Total as of June 30, 2001.     Ps. 114,839          - -   Ps. 419,375           - -
                               ============ ============  ============  =============
Total as of June 30, 2000.     Ps. 101,996          - -           - -   Ps. 451,483
                               ============ ============  ============  =============



(i) The book value of fixed assets at June 30, 2002 are net of the impairment loss mentioned in Note 4.d.

(ii) See notes 20 (f) Other expenses and 20 (b) Intangible assets, net.

      IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.      OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

         b.      INTANGIBLE ASSETS, NET:

                                                           Original value                         Amortization
                                           ----------------------------------------------- ----------------------------
                                                                                                           For the year
                                                                                                           ------------
                                                                                            Accumulated
                                             Value as of                     Value as of       as of
                                              beginning      Additions/          End         beginning     Increases/
           Principal account                   Of year      (Deductions)       of year        of year      (decreases)
-----------------------------------------  ---------------- --------------  -------------- --------------  ------------
Fees and expenses relating to the
issuance of PARCKS..................       Ps.       7,182  Ps.      - -   Ps.      7,182  Ps.     7,182   Ps.     - -
Preoperating and organization expenses..            10,988        (9,050)           1,938         10,601        (9,051)
Deferred financing costs ...............            13,996         3,029           17,025          9,415           - -
Selling and advertising expenses........             6,887             2            6,889          4,938           - -
                                           ---------------- --------------  -------------- --------------  ------------
Total as of June 30, 2002...............   Ps.      39,053  Ps.   (6,019)   Ps.    33,034  Ps.    32,136   Ps.  (9,051)
                                           ================ ==============  ============== ==============  ============
Total as of June 30, 2001...............   Ps.      34,245  Ps.    4,808    Ps.    39,053  Ps.    24,703   Ps.       3
                                           ================ ==============  ============== ==============  ============
Total as of June 30, 2000...............   Ps.      26,385  Ps.   10,481    Ps.    36,866  Ps.    17,960   Ps.      --
                                           ================ ==============  ============== ==============  ============




                                                 Amortization              Net carrying value as of June 30,
                                          ------------------------------  ----------------------------------
                                            For the year
                                          -----------------

                                                            Accumulated
                                                             as of end
           Principal account                   Amount (i)     of year        2002       2001        2000
-----------------------------------------    -------------- ------------  ----------- ---------  -------------
Fees and expenses relating to the
issuance of PARCKS..................         Ps.        --  Ps.   7,182   Ps.     --  Ps.    --   Ps.     --
Preoperating and organization expenses..               232        1,782          156        387          745
Deferred financing costs ...............             5,081       14,496        2,529      4,581        5,745
Selling and advertising expenses........               685        5,623        1,266      1,949        3,052
                                             -------------- ------------  ----------- ---------  -----------
Total as of June 30, 2002...............     Ps.     5,998  Ps.  29,083   Ps.  3,951  Ps.    --   Ps.     --
                                             ============== ============  =========== =========  ===========
Total as of June 30, 2001...............     Ps.     7,430  Ps.  32,136   Ps.     --  Ps. 6,917   Ps.     --
                                             ============== ============  =========== =========  ===========
Total as of June 30, 2000...............     Ps.     9,364  Ps.  27,324   Ps.     --  Ps.    --   Ps.  9,542
                                             ============== ============  =========== =========  ===========


(i) The allocation of amortization charges in the consolidated statement of income is included in Note 20.f., except for Ps. 85, Ps. 172 and Ps. 2,347, for the years ended June 30, 2002, 2001 and 2000, respectively, included in Other income (expenses), net.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


20.  OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

     c. ALLOWANCES AND PROVISIONS



                                                 BALANCES AS OF                                   CARRYING VALUE OF JUNE 30,
                                                  BEGINNING OF                               -----------------------------------
                     ITEM                             YEAR      ADDITIONS (i)   DEDUCTIONS      2002        2001        2000
------------------------------------------------  ------------  --------------------------  ----------  -----------  ----------
DEDUCTED FROM CURRENT ASSETS:
Allowance for doubtful accounts................   Ps.   1,796   Ps.     472   Ps.  (1,047)   Ps.  1,221   Ps. 1,796   Ps. 1,641
Allowance for impairment of fixed assets.......           --         49,743           --         49,743         --          --
Allowance for impairment of inventories........           --         15,494        (4,262)       11,232         --          --
Allowance for impairment of undeveloped plots
of land........................................           --          8,301           --          8,301         --          --
                                                  ------------  ------------  -------------  -----------  ----------  ----------
Total as of June 30, 2002......................   Ps.   1,796   Ps.  74,010   Ps.  (5,309)   Ps. 70,497         --          --
                                                  ============  ============  =============  ===========  ==========  ==========
Total as of June 30, 2001......................   Ps.   1,641   Ps.     413   Ps.    (258)          --    Ps. 1,796         --
                                                  ============  ============  =============  ===========  ==========  ==========
Total as of June 30, 2000......................   Ps.     880   Ps.   1,195   Ps.    (434)          --          --    Ps. 1,641
                                                  ============  ============  =============  ===========  ==========  ==========

INCLUDED IN CURRENT LIABILITIES:
Provision  for contingencies...................   Ps.     133   Ps.     512   Ps.    (205)   Ps.    440   Ps.   133   Ps.    88
                                                  ------------  ------------  -------------  -----------  ----------  ----------
Total as of June 30, 2002......................   Ps.     133   Ps.     512   Ps.    (205)   Ps.    440         --          --
                                                  ============  ============  =============  ===========  ==========  ==========
Total as of June 30, 2001......................   Ps.      88   Ps.     514   Ps.    (469)          --   Ps.    133         --
                                                  ============  ============  =============  ===========  ==========  ==========
Total as of June 30, 2000......................   Ps.     473   Ps.     401   Ps.    (786)          --          --    Ps.    88
                                                  ============  ============  =============  ===========  ==========  ==========
INCLUDED IN NON-CURRENT LIABILITIES:
Provision  for contingencies...................   Ps.     207   Ps.     330   Ps.    (180)   Ps.    357   Ps.   207   Ps. 2,113
                                                  ------------  ------------  -------------  -----------  ----------  ----------
Total as of June 30, 2002......................   Ps.     207   Ps.     330   Ps.    (180)   Ps.    357         --          --
                                                  ============  ============  =============  ===========  ==========  ==========
Total as of June 30, 2001......................   Ps.   2,113   Ps.      66   Ps.  (1,972)          --    Ps.   207         --
                                                  ============  ============  =============  ===========  ==========  ==========
Total as of June 30, 2000......................   Ps.   7,973   Ps.     --    Ps.  (5,860)          --          --    Ps. 2,113
                                                  ============  ============  =============  ===========  ==========  ==========


(i) The accounting allocation of the charges for the year ended June 30, 2002, 2001 and 2000 is a follows:

     - Doubtful accounts are deducted of leases

     - Debtors under legal proceedings is disclosed in Note 20.f.

     - Impairment of assets are included in Gain (loss) from operations and holdings of real estate assets.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


20.  OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

     d. COST OF SALES, LEASES AND SERVICES (i)


                                                                             YEAR ENDED JUNE 30,
                                                         ------------------------------------------------------------
                                                               2002                2001                 2000
                                                         -----------------  -------------------  --------------------
I.     COST OF SALES
 Stock as of beginning of year.......................... Ps.     91,750     Ps.      129,203     Ps.      153,094
 Plus:
 Purchase of the year...................................            --                   687               13,967
 Expenses (Note 20.f.)..................................          8,803                9,155               10,532
 Transfers to fixed assets..............................            --                (2,408)             (29,181)
 Transfers to intangible assets.........................            --                  (595)              (2,655)
 Transfers from fixed assets............................         36,860               23,809               23,214
 Transfers from plots of land...........................            --                   --                 2,973
 Less:
 Adjustment to purchase price of inventory..............        (12,745)                 --                  --
 Stock as of end of year................................        (70,445)             (91,750)            (129,203)
                                                         -----------------  -------------------  --------------------
 Subtotal...............................................         54,223               68,101               42,741
                                                         -----------------  -------------------  --------------------
 Plus:
 Cost of sale of Llao Llao resorts......................            --                   --                11,725
 Cost of sale of fixed assets (ii)                                  --                   --                   290
 Results from holding of real estate assets.............        (15,494)              (3,830)                (743)
                                                         -----------------  -------------------  --------------------
        COST OF PROPERTIES SOLD.........................         38,729               64,271               54,013
                                                         -----------------  -------------------  --------------------
 II.    COST OF LEASES
 Expenses (Notes 20.f.).................................         11,028               10,035                8,805
                                                         -----------------  -------------------  --------------------
        COST OF PROPERTIES LEASED.......................         11,028               10,035                8,805
                                                         -----------------  -------------------  --------------------
 III.   COST OF FEES FOR SERVICES
 Expenses (note 20.f)...................................            683                3,779                  980
                                                         -----------------  -------------------  --------------------
        COST OF FEES FOR SERVICES.......................            683                3,779                  980
                                                         -----------------  -------------------  --------------------
 IV.    COST OF HOTEL ACTIVITIESS
 Stock as of beginning of year..........................            432                  648                1,103
 Plus:
 Purchases of the year..................................            --                   215                1,223
 Expenses (Note 20.f)...................................         24,207               32,862               51,779
 Stock as of end of year................................           (243)                (432)                (648)
                                                         -----------------  -------------------  --------------------
        COST OF HOTEL ACTIVITIES........................         24,396               33,293               53,457
                                                         -----------------  -------------------  --------------------
 TOTAL COSTS............................................         74,836              111,378              117,255
                                                         =================  ===================  ====================



(i) The book value of inventories at June 30, 2002 are net of the impairment loss mentioned in Note 4.d.
(ii) Included in this Schedule as it corresponds to transactions involving properties sold.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

    e. FOREIGN CURRENCY ASSETS AND LIABILITIES



                                                   Amount of     Current                 Total as of June 30,
                                                    foreign      Exchange         -----------------------------------
              Captions                Currency     currency      rate (i)              2002                2001
------------------------------------------------  -----------  -------------  -------------------  ------------------
ASSETS
CURRENT  ASSETS
Cash and banks:
    Cash ..........................     US$        2,022,416      0.0037      Ps.          7,483   Ps.            49
    Bank accounts .................     US$          517,047      0.0037                   1,913               6,945
    Checks to be deposited ........     US$          511,595      0.0037                   1,893                  57
Investments:
    Time deposits .................     US$               --      0.0037                     --               19,715
    Banco Hipotecario S.A. ("BHSA")     US$               --      0.0037                     --               21,051
    Mutual funds ..................     US$        1,985,022      0.0037                   7,345              13,545
    Commercial bonds ..............     US$               --      0.0037                     --                1,414
Mortgages and leases receivable, net:
    Mortgages and  leases
      receivable ..................     US$               --      0.0037                     --               57,328
Other receivables and prepaid
expenses:
    Stock operations...............     US$               --      0.0037                     --               13,459
    Debtors under legal proceedings     US$               --      0.0037                     --                   25
    Prepaid expenses ..............     US$            4,138      0.0037                      15                  96
    Personnel loans and prepayments     US$               --      0.0037                     --                  651
    Other..........................     US$               --      0.0037                     --                  571
                                                                              -------------------  ------------------
TOTAL CURRENT ASSETS                                                          Ps.         18,649   Ps.       134,906
                                                                              -------------------  ------------------
NON-CURRENT ASSETS
Mortgages and leases receivable, net:
    Mortgages receivable ..........     US$               --      0.0037                     --               44,326
Other receivables and prepaid
expenses:
    Related parties................     US$        9,643,556      0.0038                  36,646                 --
    Personnel loans................     US$               --      0.0037                     --                2,541
    Other..........................     US$               --      0.0037                     --                   74
Investments:
    Brazil Realty .................     US$               --      0.0037                     --              133,800
    BHSA...........................     US$               --      0.0037                     --               32,015
    Latin American Econetworks N.V.     US$               --      0.0037                     --                9,658
    IRSA Telecomunicaciones S.A....     US$               --      0.0037                     --                3,388
Fixed assets.......................     US$          140,000      0.0037                     518                 --
                                                                              -------------------  ------------------
TOTAL NON-CURRENT ASSETS...........                                           Ps.         37,164   Ps.       225,802
                                                                              -------------------  ------------------
TOTAL ASSETS AS OF JUNE 30, 2002...                                           Ps.         55,813                 --
                                                                              ===================  ==================
TOTAL ASSETS AS OF JUNE 30, 2001...                                                          --    Ps.       360,708
                                                                              ===================  ==================

(i) Official exchange rate prevailing as of June 30, 2002, except otherwise indicated.

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

    e. FOREIGN CURRENCY ASSETS AND LIABILITIES (CONTINUED)




                                                    Amount of      Current              Total as of June 30,
                                                    foreign        Exchange     --------------------------------------
              Captions                 Currency     currency       rate (i)           2002                2001
-------------------------------------------------------------   -------------  -----------------  -------------------
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable..............     US$           54,947       0.0038      Ps.          209   Ps.           802
Customer advances...................     US$              --        0.0038                   --                3,181
Short term debt.....................     US$      147,684,628       0.0038               561,202             330,140
Taxes payable.......................     US$        1,665,402       0.0038                 6,329                  --
Other liabilities:
    Customer advances...............     US$              --        0.0038                   --                2,306
    Deferred gain...................     US$              --        0.0038                   --                1,958
    Seller financing ...............     US$              --        0.0038                   --                1,626
    Lessee deposits ................     US$              --        0.0038                   --                1,240
    Collections on behalf of third
    parties ........................     US$              --        0.0038                   --                  188
    Accruals........................     US$              --        0.0038                   --                  671
    Other ..........................     US$          213,674       0.0038                   812                 135
                                                                                -----------------  -------------------
TOTAL CURRENT LIABILITIES                                                       Ps.      568,552   Ps.       342,247
                                                                                -----------------  -------------------

NON-CURRENT LIABILITIES
Trade accounts payable..............     US$              --        0.0038                   --                  374
Long term debt......................     US$              --        0.0038                   --               26,012
Customer advances...................     US$              --        0.0038                   --                  360
Other liabilities:
    Lessee deposits.................     US$              --        0.0038                   --                3,468
    Seller financing ...............     US$              --        0.0038                   --                2,836
    Deferred gain...................     US$              --        0.0038                   --                  370
    Other ..........................     US$              --        0.0038                   --                  831
                                                                                -----------------  -------------------
TOTAL NON-CURRENT LIABILITIES.......                                            Ps.          --    Ps.        34,251
                                                                                -----------------  -------------------
TOTAL LIABILITIES AS OF JUNE 30, 2002                                           Ps.      568,552                 --
                                                                                =================  ===================
TOTAL LIABILITIES AS OF JUNE 30, 2001                                                        --    Ps.       376,498
                                                                                =================  ===================


 (i) Official exchange rate prevailing as of June 30, 2002

              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


20.    OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

       f. OTHER EXPENSES

                                                                                  EXPENSES
---------------------------------  -------------------------------------------------------------------------------------------------
                                     Cost of       Cost of       Cost of      Cost of      Administrative     Selling      Financing
               Items               properties    properties     fees for       hotel
                                      sold         leased       services     activities
---------------------------------  ------------  ------------  ------------ ------------  -----------------  ----------- -----------
Interest and index - adjustment..  Ps.     --    Ps.     --   Ps.      --   Ps.     --    Ps.      425       Ps.    --   Ps.  47,100
Salaries and bonuses.............          277           --            --         7,269         10,567            1,470          --
Depreciation and amortization....          272         7,865           --         4,247          3,040              596        4,928
Fees and payments for services...           60           --            --         1,618          7,040              130          --
Lease expense....................          --            --            --           --             451              --           --
Maintenance of buildings.........        3,184         3,163           --         1,864            335               33          --
Social security contributions....           61           --            --         1,669            565              267          --
Commissions and property sales
charges..........................        3,350           --            --         1,711            794            2,255          --
Advertising .....................          --            --            --           --              74            2,161          --
Taxes, rates and contributions...            9           --            --           917            994              --           --
Mail and telephone...............          --            --            --         1,005            162               66          --
Travel expenses..................          --            --            --         2,320            168               16          --
Bank charges.....................           27           --            --           --             --               --           677
Safe deposits box................          --            --            --           --             138              --            43
Allowance for doubtful accounts..          --            --            --           --             106              366          --
Freight and transportation ......          --            --            --           329            312               11          --
Director's fees..................          --            --            --           --           1,037              --           --
Bids lost........................          --            --            --           --             --               --           --
Other............................        1,563           --            683        1,258          2,320              503        4,469
                                   ------------  ------------  ------------ -------------  --------------  ------------  -----------
Total as of June 30, 2002........  Ps.   8,803   Ps.  11,028   Ps.     683  Ps.  24,207    Ps.  28,528       Ps.  7,978  Ps.  57,217
                                   ============  ============  ============ =============  ==============  ============  ===========
Total as of June 30, 2001........  Ps.   9,155   Ps.  10,035   Ps.   3,779  Ps.  32,862   Ps.   35,593       Ps.15,546   Ps.  63,697
                                   ============  ============  ============ ============= ==============   ============  ===========
Total as of June 30, 2000........  Ps.  10,532   Ps.   8,805   Ps.     980  Ps.  51,779  Ps.    42,156       Ps.14,679   Ps.  46,943
                                   ============  ============  ============ ============= ==============  ============  ============

---------------------------------      -------------- ------------- -------------
                                         Total for     Total for      Total for
               Items                      the year      the year    the year 2000
                                            2002          2001
---------------------------------      -------------- ------------- -------------
Interest and index - adjustment..       Ps.   47,525  Ps.  56,826   Ps.   40,926
Salaries and bonuses.............             19,583       27,684         34,926
Depreciation and amortization....             20,948       22,931         23,676
Fees and payments for services...              8,848       10,747         12,126
Lease expense....................                451        1,049            280
Maintenance of buildings.........              8,579       15,028         17,322
Social security contributions....              2,562        3,822          7,672
Commissions and property sales
charges..........................              8,110        9,329          4,873
Advertising .....................              2,235        3,347          5,004
Taxes, rates and contributions...              1,920        3,052          2,338
Mail and telephone...............              1,233          976          3,899
Travel expenses..................              2,504        2,670          5,014
Bank charges.....................                704          806          1,491
Safe deposits box................                181          356            540
Allowance for doubtful accounts..                472          407          1,017
Freight and transportation ......                756        1,092            781
Director's fees..................              1,037        1,410          1,457
Bids lost........................                --           --             184
Other............................             10,796        9,135         12,348
                                         ------------- ------------  -----------
Total as of June 30, 2002........        Ps. 138,444          --             --
                                         ============= ============  ===========
Total as of June 30, 2001........                --    Ps.170,667            --
                                         ============  ============  ===========
Total as of June 30, 2000........                --          --      Ps. 175,874
                                        ============= ============   ===========

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the shareholders of
Alto Palermo S.A. (APSA):

       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net (loss) income expressed in Argentine pesos for each of the three years in the period ended June 30, 2002 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in Argentine pesos at June 30, 2002 and 2001 to the extent summarized in Note 15 to the consolidated financial statements.


PricewaterhouseCoopers
Buenos Aires, Argentina
September 9, 2002

                            ALTO PALERMO S.A. (APSA)
                           CONSOLIDATED BALANCE SHEETS
                          AS OF JUNE 30, 2002 AND 2001
                 (Adjusted for price-level changes and expressed
                  in constant Argentine Pesos of June 30, 2002)


                                                                                   2002                  2001
                                                                            -------------------   -------------------
ASSETS
CURRENT ASSETS
          Cash and banks (Notes 5.a. and 16.e.)........................     Ps.     12,841,574    Ps.     13,445,875
          Investments (Notes 5.b. and 16.e.)...........................              9,186,582            16,111,641
          Accounts receivable, net (Notes 5.c. and 16.e.)..............             21,383,921           101,240,218
          Inventory (Note 16.d.).......................................              1,170,481             7,486,739
          Other receivables and prepaid expenses (Notes 5.d. and 16.e.)              5,003,496            22,066,242
                                                                            ------------------    ------------------
          TOTAL CURRENT ASSETS.........................................             49,586,054           160,350,715
                                                                            ------------------    ------------------

NON-CURRENT ASSETS
          Accounts receivable, net (Notes 5.c. and 16.e.)..............              4,651,071             9,499,406
          Other receivables and prepaid expenses, net (Notes 5.d. and
          16.e.).......................................................             25,318,110            28,586,477
          Investments (Note 5.b.)......................................             22,375,913            30,449,997
          Inventory, net (Note 16.d.)..................................             22,141,284            27,343,860
          Fixed assets, net (Note 16.a.)...............................            850,731,493           947,484,376
          Intangible assets, net (Note 16.b.)..........................             44,715,662            54,108,811
                                                                            -------------------   -------------------
          TOTAL NON-CURRENT ASSETS.....................................            969,933,533         1,097,472,927
                                                                            -------------------   -------------------
TOTAL ASSETS...........................................................     Ps.  1,019,519,587    Ps.  1,257,823,642
                                                                            ===================   ===================

LIABILITIES
CURRENT LIABILITIES
          Trade accounts payable (Notes 5.e. and 16.e.)................     Ps.     16,993,188    Ps.     33,912,361
          Customer advances (Notes 5.f. and 16.e.).....................              9,034,842            31,723,948
          Short-term debt (Notes 5.g. and 16.e.).......................             39,137,558           109,220,361
          Related parties (Notes 7 and 16.e.)..........................                633,852               865,825
          Salaries and social security payable (Note 5.h.).............              1,422,635             6,123,489
          Taxes payable (Note 5.i.)....................................             11,356,917             5,330,409
          Other liabilities (Note 5.j.)................................              5,710,423             3,242,652
                                                                            -------------------   -------------------
          TOTAL CURRENT LIABILITIES....................................             84,289,415           190,419,045
                                                                            -------------------   -------------------

NON-CURRENT LIABILITIES
          Trade accounts payable (Notes 5.e. and 16.e.)................              6,117,088             3,776,183
          Customer advances (Notes 5.f. and 16.e.).....................             25,261,468            58,423,737
          Long-term debt (Notes 5.g. and 16.e.)........................            168,748,690           336,584,550
          Related parties (Notes 7 and 16.e.)..........................            113,880,253                   - -
          Other liabilities (Note 5.j.)................................              5,433,644             5,112,020
                                                                            -------------------   -------------------
          TOTAL NON-CURRENT LIABILITIES................................            319,441,143           403,896,490
                                                                            -------------------   -------------------
TOTAL LIABILITIES......................................................            403,730,558           594,315,535
                                                                            ===================   ===================
          Minority interest............................................             14,581,843            19,898,001
                                                                            -------------------   -------------------
SHAREHOLDERS' EQUITY...................................................            601,207,186           643,610,106
                                                                            -------------------   -------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............................     Ps.  1,019,519,587    Ps.  1,257,823,642
                                                                            ===================   ===================

        The accompanying notes are an integral part of these consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
                 (Adjusted for price-level changes and expressed
                  in constant Argentine Pesos of June 30, 2002)


                                                                    2002                 2001                  2000
                                                                  (NOTE 10)            (NOTE 10)            (NOTE 10)
                                                              ------------------   ------------------   -------------------
SALES:
          Leases and services................................ Ps.   125,471,197    Ps.   175,139,270    Ps.   181,545,166
          Sales and development properties...................         3,562,531           11,530,659            9,892,965
          Credit card operations.............................        40,794,169           41,945,091           26,392,377
                                                              ------------------   ------------------   -------------------
          TOTAL SALES (net of gross sales tax of Ps. 6.6
          million, Ps. 6.3 million and Ps. 6.1 million,
          respectively)......................................       169,827,897          228,615,020          217,830,508
                                                              ------------------   ------------------   -------------------


COSTS:
          Leases and services (Note 16.d.)...................       (69,108,451)         (70,597,841)         (69,824,343)
          Sales and development properties (Note 16.d.)......        (4,803,722)         (12,566,463)         (10,396,976)
          Credit card operations (Note 16.d.)................       (11,429,544)         (13,977,878)          (8,734,312)
                                                              ------------------   ------------------   -------------------
          TOTAL COSTS........................................       (85,341,717)         (97,142,182)         (88,955,631)
                                                              ------------------   ------------------   -------------------


GROSS PROFIT:
          Leases and services................................        56,362,746          104,541,429          111,720,823
          Sales and development properties...................        (1,241,191)          (1,035,804)            (504,011)
          Credit card operations.............................        29,364,625           27,967,213           17,658,065
                                                              ------------------   ------------------   -------------------
TOTAL GROSS PROFIT ..........................................        84,486,180          131,472,838          128,874,877
                                                              ------------------   ------------------   -------------------

Selling expenses (Note 16.f.)................................       (51,687,468)         (27,581,723)         (44,780,794)
Administrative expenses (Note 16.f.).........................       (22,589,212)         (30,831,832)         (27,608,310)
Torres de Abasto unit contracts' rescissions.................            53,746              (26,166)          (3,373,901)
Net (loss) income in credit card trust.......................        (3,620,884)           2,058,932              522,839
                                                              ------------------   ------------------   -------------------
OPERATING INCOME.............................................         6,642,362           75,092,049           53,634,711
                                                              ------------------   ------------------   -------------------
Net loss in equity investments ..............................        (4,684,399)          (3,024,280)             (44,324)
Financial results, net (Note 8)..............................       (38,904,576)         (63,130,111)         (49,600,558)
Other expense, net (Note 9) .................................        (9,646,053)            (272,906)            (850,204)
                                                              ------------------   ------------------   -------------------
(LOSS) INCOME BEFORE TAXES AND MINORITY INTEREST.............       (46,592,666)           8,664,752            3,139,625
                                                              ------------------   ------------------   -------------------
Income tax...................................................        (1,290,443)          (2,356,802)          (8,349,736)
Minority interest............................................         5,480,189             (845,352)            (364,591)
                                                              ------------------   ------------------   -------------------
NET (LOSS) INCOME............................................ Ps.   (42,402,920)   Ps.     5,462,598    Ps.    (5,574,702)
                                                              ==================   ==================   ===================


        The accompanying notes are an integral part of these consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
                 (Adjusted for price-level changes and expressed
                  in constant Argentine Pesos of June 30, 2002)



                                                                     Shareholders' contributions
                                                ----------------------------------------------------------------------------------
                                                                  Inflation
                                                                  adjustment
                                                    Common        of common        Additional       Irrevocable
                                                    stock           stock        paid-in-capital   contributions
                    Items                        (Note 6.a.)      (Note 6.b.)      (Note 6.a.)      (Note 6.c.)         Total
----------------------------------------------- -------------   -------------    --------------   --------------    --------------
BALANCES AS OF JUNE 30, 1999.................   Ps.63,500,000   Ps.61,384,082    Ps.380,697,465   Ps.        - -    Ps.505,581,547
                                                -------------   -------------    --------------   --------------    --------------
Irrevocable contribution for future
subscription of shares.......................             - -             - -               - -       73,764,605        73,764,605
Subscription of shares resolved by
shareholder's meeting held on August 6, 1999.       6,500,000       6,215,300        84,554,789      (73,764,605)       23,505,484
Approved by shareholder's meeting held on
October 29, 1999:
- Cash dividends (Ps. 0.0075 per share)......             - -             - -               - -              - -               - -
- Increase in legal reserve..................             - -             - -               - -              - -               - -

Net loss for the year........................             - -             - -               - -              - -               - -
                                                -------------   -------------    --------------   --------------    --------------

BALANCES AS OF JUNE 30, 2000.................   Ps.70,000,000   Ps.67,599,382    Ps.465,252,254   Ps.        - -    Ps.602,851,636
                                                =============   =============    ==============   ==============    ==============
Net income for the year......................             - -             - -               - -              - -               - -
                                                -------------   -------------    --------------   --------------    --------------
BALANCES AS OF JUNE 30, 2001.................   Ps.70,000,000   Ps.67,599,382    Ps.465,252,254   Ps.        - -    Ps.602,851,636
                                                =============   =============    ==============   ==============    ==============
Increase in legal reserve....................             - -             - -               - -              - -               - -

Net loss for the year........................             - -             - -               - -              - -               - -
                                                -------------   -------------    --------------   --------------    --------------
BALANCES AS OF JUNE 30, 2002.................   Ps.70,000,000   Ps.67,599,382    Ps.465,252,254   Ps.        - -    Ps.602,851,636
                                                =============   =============    ==============   ==============    ==============

                                                   Legal
                                                 Appraisal      Accumulated      retained
                                                revaluation       reserve        earnings        Shareholders'
                    Items                       (Note 4.e.)     (Note 6.d.)      (deficit)          equity
----------------------------------------------- ------------   ------------    -------------    --------------
BALANCES AS OF JUNE 30, 1999.................   Ps.3,517,461   Ps.2,359,778    Ps.45,263,555    Ps.556,722,341
                                                ------------   ------------    -------------    --------------
Irrevocable contribution for future
subscription of shares.......................            - -            - -              - -        73,764,605
Subscription of shares resolved by
shareholder's meeting held on August 6, 1999.            - -            - -              - -        23,505,484
Approved by shareholder's meeting held on
October 29, 1999:
- Cash dividends (Ps. 0.0075 per share)......            - -            - -      (10,270,220)      (10,270,220)
- Increase in legal reserve..................            - -      1,283,778       (1,283,778)              - -

Net loss for the year........................            - -            - -       (5,574,702)       (5,574,702)
                                                ------------   ------------    -------------    --------------

BALANCES AS OF JUNE 30, 2000.................   Ps.3,517,461   Ps.3,643,556    Ps.28,134,855    Ps.638,147,508
                                                ============   ============    =============    ==============
Net income for the year......................            - -            - -        5,462,598         5,462,598
                                                ------------   ------------    -------------    --------------
BALANCES AS OF JUNE 30, 2001.................   Ps.3,517,461   Ps.3,643,556    Ps.33,597,453    Ps.643,610,106
                                                ============   ============    =============    ==============
Increase in legal reserve....................            - -        273,129         (273,129)              - -

Net loss for the year........................            - -            - -      (42,402,920)      (42,402,920)
                                                ------------   ------------    -------------    --------------
BALANCES AS OF JUNE 30, 2002.................   Ps.3,517,461   Ps.3,916,685    Ps.(9,078,596)   Ps.601,207,186
                                                ============   ============    =============    ==============


        The accompanying notes are an integral part of these consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
                 (Adjusted for price-level changes and expressed
                  in constant Argentine Pesos of June 30, 2002)



                                                                      2002               2001                2000
                                                                -----------------  -----------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the year................................. Ps.  (42,402,920)  Ps.    5,462,598   Ps.    (5,574,702)
Adjustments to reconcile net (loss) income to net cash flow
from operating activities:
       Financial results.......................................     (109,552,698)               - -                 - -
       Impairment of long-lived assets.........................       55,860,977                - -                 - -
       Depreciation and amortization...........................       63,504,982         64,273,283          59,117,565
       Loss (gain) from sale of fixed assets ..................           10,628           (313,221)                - -
       Allowance for doubtful accounts.........................       47,050,515         17,950,979          19,701,516
       Provision for contingencies.............................        6,402,818            177,249             174,202
       Recovery of allowance for doubtful accounts ............          (78,356)               - -             (92,863)
       Recovery of provision for contingencies.................         (104,393)          (145,330)                - -
       Allowance for doubtful mortgage receivable..............        2,541,454          1,778,374                 - -
       Gain on early redemption of debt........................         (297,762)        (3,561,565)                - -
       Net loss in investee companies..........................        4,684,399          2,421,752              44,324
       Net income in credit card trust.........................         (716,994)        (1,495,159)           (522,839)
       Minority interest.......................................       (5,480,189)           845,352             364,591
Changes in certain assets and liabilities, net of non-cash
transactions and the effects of acquisitions:
       Increase in accounts receivable.........................     (108,225,491)       (94,208,903)        (39,035,951)
       Proceeds from accounts receivable securitization........       96,219,348         55,589,795          23,278,780
       Increase in other receivables and prepaid expenses......       (5,856,469)        (6,154,068)         (5,960,690)
       Increase in intangible assets...........................       (4,639,825)        (3,023,968)         (4,926,572)
       Decrease in investments.................................        3,287,928          1,173,720             586,860
       Decrease in inventory...................................        6,316,258         11,873,561          30,466,238
       Increase/(decrease) in trade accounts payable...........       11,949,358         (3,907,007)         11,903,305
       Decrease in customer advances...........................      (16,047,398)       (17,333,022)         (3,470,868)
       Increase/(decrease) in taxes payable....................       12,683,802         (8,295,724)            816,632
       (Decrease)/increase in salaries and social security
         payable...............................................       (1,240,659)         2,831,916            (285,693)
       Decrease in other liabilities...........................         (484,062)        (2,018,583)         (1,932,819)
       Increase/(decrease) in related parties..................        2,412,817             86,210            (160,676)
       Increase in accrued interest............................       30,126,656          4,329,948           1,171,969
                                                                -----------------  -----------------  ------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES......................       47,924,724         28,338,187          85,662,309
                                                                -----------------  -----------------  ------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
       Acquisition of fixed assets.............................       (3,106,258)       (20,522,484)        (41,137,271)
       Increase in inventory...................................         (384,290)               - -                 - -
       Net proceeds from sale of fixed assets..................          157,857            643,439                 - -
       Payment for acquisition of subsidiary companies, net of
       cash acquired...........................................              - -        (18,898,103)         (6,945,028)
       Increase in investments ................................              - -         (9,869,029)                - -
       Formation of affiliate..................................              - -                - -             (23,474)
                                                                -----------------  -----------------  ------------------
NET CASH USED IN INVESTING ACTIVITIES..........................       (3,332,691)       (48,646,177)        (48,105,773)
                                                                -----------------  -----------------  ------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Proceeds from short-term and long-term debt.............       28,756,140        300,958,025         184,277,561
       Payment of short-term and long-term debt................      (61,230,895)      (233,527,413)       (278,952,765)
       Payment of loans granted by related parties.............     (109,637,302)               - -                 - -
       Financing costs.........................................          (55,463)        (5,520,526)         (5,877,505)
       Proceeds from loans granted by related parties..........      221,012,038                - -                 - -
       Cash contributions received from minority shareholders..          164,031          1,034,820           1,068,647
       Derivative instruments collateral deposit...............      (97,810,000)               - -                 - -
       Redemption of debt......................................      (30,023,337)       (36,657,908)                - -
       Payment of dividends....................................              - -                - -         (10,270,220)
       Payment of cash dividends to minority shareholders......              - -           (575,123)         (1,918,856)
       Issuance of common stock................................              - -                - -          48,403,464
                                                                -----------------  -----------------  ------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES............      (48,824,788)        25,711,875         (63,269,674)
                                                                -----------------  -----------------  ------------------
(Decrease) increase in cash and cash equivalents...............       (4,232,755)         5,403,885         (25,713,138)
Cash and cash equivalents as of the beginning of the year......       18,880,100         13,476,215          39,189,353
                                                                -----------------  -----------------  ------------------
Cash and cash equivalents as of the end of the year............ Ps.   14,647,345   Ps.   18,880,100   Ps.    13,476,215
                                                                =================  =================  ==================


        The accompanying notes are an integral part of these consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000 (CONTINUED)
                 (Adjusted for price-level changes and expressed
                  in constant Argentine Pesos of June 30, 2002)


                                                                       2002               2001               2000
                                                                -----------------  -----------------  ------------------
SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID DURING THE YEARS FOR:
Interest....................................................... Ps.   43,194,942   Ps.   58,488,979   Ps.    44,607,324
Income tax.....................................................        4,817,449         15,690,713          18,568,689


NON-CASH ACTIVITIES:

Increase in fixed assets through a decrease in intangible
assets.........................................................          340,712                - -                 - -
Retained interest in credit card receivables...................        6,767,401         12,185,774           4,108,020
Increase in other receivables and prepaid expenses through a
decrease in investments........................................           88,029                - -                 - -
Increase in other receivables and prepaid expenses through a
decrease in fixed assets.......................................              - -            296,501             243,981
Increase in inventory through a decrease in fixed assets.......              - -         15,630,762                 - -
Conversion of balances with related parties into common shares.              - -                - -          48,866,625
Dividends receivable...........................................              - -                - -             146,715
Incurrence of debt for purchase of fixed assets................              - -                - -           2,458,083
Incurrence of debt for the acquisition of subsidiary companies.              - -                - -           6,387,011
Unpaid financing costs.........................................              - -                - -           6,692,233



                                                                      2002               2001               2000
                                                                -----------------  -----------------  ------------------
ACQUISITIONS OF SUBSIDIARY COMPANIES:
Accounts receivable.............................................Ps           - -   Ps.    2,013,734   Ps.           - -
Other receivables and prepaid expenses.........................              - -              7,821             190,896
Fixed assets...................................................              - -            470,237          12,892,604
Intangible assets..............................................              - -              1,271             250,204
                                                                -----------------  -----------------  ------------------
TOTAL NON-CASH ASSETS ACQUIRED.................................              - -          2,493,063          13,333,704
                                                                -----------------  -----------------  ------------------
Trade accounts payable.........................................              - -           (447,471)             (1,565)
Salaries and social security payable...........................              - -           (221,925)                - -
Taxes payable..................................................              - -           (308,892)            (40,096)
Other liabilities..............................................              - -         (1,497,999)         (1,848,668)
                                                                -----------------  -----------------  ------------------
TOTAL LIABILITIES ASSUMED......................................              - -         (2,476,287)         (1,890,329)
                                                                -----------------  -----------------  ------------------
VALUE OF NET NON-CASH ASSETS ACQUIRED..........................              - -             16,776          11,443,375
Cash and cash equivalents acquired.............................              - -            663,897              14,531
                                                                -----------------  -----------------  ------------------
VALUE OF NET ASSETS ACQUIRED...................................              - -            680,673          11,457,906
                                                                -----------------  -----------------  ------------------
Minority interest..............................................              - -                (68)          1,888,664
Goodwill.......................................................              - -         18,881,395                 - -
                                                                -----------------  -----------------  ------------------
PURCHASE PRICE OF ACQUIRED SUBSIDIARY COMPANIES................              - -         19,562,000          13,346,570
Cash and cash equivalents acquired.............................              - -           (663,897)            (14,531)
                                                                -----------------  -----------------  ------------------
                                                                Ps.          - -   Ps.   18,898,103   Ps.    13,332,039
                                                                =================  =================  ==================


        The accompanying notes are an integral part of these consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    AS OF JUNE 30, 2002 AND 2001 AND FOR THE YEARS ENDED JUNE 30, 2002, 2001
                                    AND 2000


1.     ORGANIZATION AND DESCRIPTION OF BUSINESS

       Alto Palermo S.A. (APSA) (formerly Sociedad Anonima Mercado de Abasto Proveedor ("SAMAP")) an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, "APSA" or the "Company") is primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company's principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anonima ("IRSA") acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. ("Parque Arauco"). As of June 30, 2002, the Company's direct and indirect principal shareholders are IRSA (49.7%), Parque Arauco (27.8%), Dolphin Fund Plc (7.3%) and Goldman Sachs Emerging Markets AP/Holdings L.L.P. ("GSEM/AP Holdings L.L.P."), a limited partnership indirectly owned by Goldman Sachs & Co. (Goldman Sachs Fund) (6.4%). The Company's shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company's shares are listed and traded on the NASDAQ under the ticker symbol "APSA".

       Since recommencing operations, the Company has continued to grow through a series of acquisitions. As of June 30, 2002, the Company owns a majority interest in, and operates, a portfolio of seven shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other, in the city of Salta (Alto NOA). The Company also has an 18.9% interest in Mendoza Plaza Shopping Center, located in the city of Mendoza, Argentina, through its 18.9% interest in Perez Cuesta S.A.C.I. ("Perez Cuesta"). The Company also constructs residential apartment buildings for sale and shopping centers in order to operate them.

       Through Tarshop S.A. ("Tarshop"), a majority-owned subsidiary of the Company, the Company originates credit card accounts, which makes it more attractive for customers to purchase goods and services from the Company's shopping centers retail and services businesses. Tarshop is a limited purpose credit card company and is not affiliated with any bank. As of June 30, 2002, "Tarshop card", the credit card, accounted for approximately 17% of the total receivables of the Company. Tarshop has an ongoing securitization program through which it transfers a portion of the Company's credit card customer receivable balances to a master trust (the "Master Trust") that issues certificates to public and private investors. See Note 12 for details. In addition, the Company's shopping centers also accept third party credit and debit cards such as VISA, MasterCard, American Express and others.

       The Company is also engaged in e-commerce activities through its equity investment in E-Commerce Latina S.A. Through the website Altocity.Com, the Company replicates the shopping experience to consumers by offering the same selection of goods and services encountered at its shopping center properties.

2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

       ECONOMIC CRISIS

       Argentina is immersed in a critical economic climate. The main features of the current economic context are a major public debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than three years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

       As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (CONTINUED)

       On January 6, 2002 after a political crisis that resulted in the resignation of two presidents, the Government enacted Law No. 25,561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures through Decree No. 214 (Restructuring of the financial system) dated February 3, 2002 and Decree No. 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which are pending at the date of the issuance of these consolidated financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

       Listed below are some of the measures adopted by the Government that are in force at the date of issuance of these consolidated financial statements and the effect they have had on the Company's economic and financial situation to date.

       EXCHANGE SYSTEM

       On February 8, 2002 the Government issued Decree No. 260 (Exchange Regime) establishing a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present, most transfers of funds abroad require the prior approval of the Central Bank.

       The new exchange regime replaces the previous convertibility legislation, under which the previous exchange rate of Ps. 1 to US$ 1 existed for a number of years. Also, during the six-month period ended June 30, 2002, the Argentine peso devalued significantly, and at June 30, 2002 the exchange rate was approximately Ps. 3.8 to US$ 1.

       The devaluation of the Argentine peso resulted in a loss of approximately Ps. 86.4 million during the year ended June 30, 2002. This loss from devaluation was primarily the result of such devaluation on the Swap agreement described in
Note 13.

       DEPOSITS IN ARGENTINE FINANCIAL INSTITUTIONS

            Under the terms of Decree No. 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars. The terms of ultimate repayment of bank deposits to depositors have not been finalized and is not yet known in what form such payment, or other compensation, will be made. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were to be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. The application of the CER for certain transactions has met with substantial resistance in Argentina and its application may change substantially in the future. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds or other financial institutions.

       FINANCIAL DEBTS IN FOREIGN CURRENCY WITH ARGENTINE FINANCIAL INSTITUTIONS

       Pursuant to Decree No. 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these debts.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (CONTINUED)

       CREDITS AND DEBTS NOT RELATED TO THE FINANCIAL SYSTEM

       The obligation to pay money denominated in dollars or other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of Ps. 1 to US$ 1 or its equivalent in such other foreign currency. To these balances must be applied a reference stabilization index as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

       At June 30, 2002, the Company had mortgages and leases receivable of approximately Ps. 26.0 million (Note 5.c), which were originally denominated in U.S. dollars. As a result of the Government's economic measures, such receivables were converted to denominated Argentine pesos.

       DEFERMENT OF THE DEDUCTION OF THE EXCHANGE DIFFERENCE FOR INCOME TAX PURPOSES

       The net negative results caused by this devaluation will be deductible from income tax over the next five fiscal years, beginning in the fiscal year ending June 30, 2002.

       VALUATION OF BALANCES IN FOREIGN CURRENCY

       As established by Resolution 1/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 398 of the National Securities Commission, the Company has given recognition to the effects of the devaluation of the Argentine currency as from January 6, 2002.

       The exchange differences arising during the year were charged to income and disclosed under "Financial results, net". See Note 8.

       IMPACT OF CURRENT ECONOMIC CONDITIONS ON THE COMPANY

            The continued deterioration of the Argentine economy, the Argentine Government's adoption of the described economic measures and the devaluation of the Argentine Peso negatively impacted the Company.

       During the year ended June 30, 2002, the Company has suffered a net loss of Ps. 42,402,920 and as of this date has a working capital deficiency of Ps. 34,703,361. Additionally, as described in note 5.g., as of June 30, 2002 the Company was not in compliance with certain restrictive financial covenants constituting events of default that permits the holders of such notes to accelerate their maturity. On August 22, 2002, the Company obtained a limited waiver from the holders of the Senior Notes with respect to such covenant violations. Management is in the process of negotiating appropriate changes of certain terms of the Senior Notes with the objective of modify existing financial covenants. Management estimates that it is more likely than not that the Senior Notes Agreement will be renegotiated on terms no less favorable to the Company.

       After the end of the year the Company issued unsecured convertible Notes for US$ 50 million (see Note 14) which will enable it to substantially restructure the consolidated financial debt, having redeemed Senior Notes on August 26 and 28, 2002 for a principal amount of Ps. 47.0 million of which Ps.
17.5 million correspond to Class A2 and Ps. 29.5 million to Class B2. This operation generated consolidated income of Ps. 13.1 million (net of amortization of deferred financing costs associated with the redeemed obligations) which will be recognized in the coming year. In addition, short-term bank debt amounting to Ps. 24.3 million was repaid.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.       PREPARATION OF FINANCIAL STATEMENTS

       a. BASIS OF PRESENTATION

       The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), and the regulations of the Comision Nacional de Valores ("CNV"), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 15 to these consolidated financial statements.

       b. PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

       All significant intercompany balances and transactions have been eliminated in consolidation.

       A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

                             SUBSIDIARIES                            PERCENTAGE OF CAPITAL STOCK OWNED AS OF JUNE 30,
                                                                                            (i)
       ----------------------------------------------------------    --------------------------------------------------
                                                                           2002             2001             2000
                                                                     --------------   --------------   --------------
       Emprendimiento Recoleta S.A. (iii).......................            51%              51%              51%
       Tarshop S.A..............................................            80%              80%              80%
       Shopping Neuquen S.A.....................................            95%              95%              95%
       Inversora del Puerto S.A.................................           100%             100%             100%
       Alto Invest S.A..........................................            76%              76%              61%
       Shopping Alto Palermo S.A................................           100%             100%             100%
       Fibesa S.A...............................................           100%             100%               --
       Tres Ce S.A..............................................           (ii)             (ii)             100%
       Pentigras S.A............................................           (ii)             (ii)             100%
       Inversha S.A.............................................           (ii)             (ii)             100%
       Alto Shopping S.A........................................           (ii)             (ii)             100%

(i)    Percentage of equity interest owned has been rounded.
(ii) These wholly-owned subsidiaries of the Company were merged with and into the Company effective July 1, 2000. The Company was the surviving entity after the merger.
(iii) As of June 30, 2002 the shares of Emprendimiento Recoleta S.A. ("ERSA") are pledged in favor of Banco de la Provincia de Buenos Aires as collateral for certain obligations of the Company under the concession of Buenos Aires Design shopping center. These obligations were fulfilled as of the date of these consolidated financial statements.

       c. PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT PESOS

       The consolidated financial statements have been prepared in accordance with Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences, as modified by Technical Resolution No. 19, which require the recognition of the effects of inflation. Accordingly, starting from January 1, 2002 the Company's financial statements are being prepared in constant Argentine pesos. Such restatement is computed at each balance sheet date, using the Argentine general wholesale price index ("WPI") published by the Argentine Statistics and Census Institute, as follows:

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       c. PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT PESOS (CONTINUED)

       o Nonmonetary items and statement of operations amounts are adjusted in terms of the then-current general purchasing power.

       o Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements.

       o Monetary gains or losses are recognized in the statement of operations, reflecting the effect of holding monetary items.

       The Company used a conversion factor of 1.9562 to restate the financial statements in constant Argentine pesos of June 30, 2002.

       The above pronouncements also required that years ending prior to 2002 be adjusted for inflation for comparative purposes. Therefore the accompanying financial statements as of June 30, 2001 and 2000 have been updated to pesos of general purchasing power at June 30, 2002 to reflect changes in WPI from the financial statements dates to June 30, 2002.

       d. RECLASSIFICATIONS

       Certain reclassifications of prior year information have been made to conform to the current year presentation.

       e. ACQUISITION OF BUSINESS

       Year ended June 30, 2001

       (i) Fibesa S.A.

       In September 2000, the Company completed the acquisition of the 99.99% equity interest in Fibesa S.A., ("FIBESA"), a related company engaged in real estate brokerage activities for the Company's shopping centers, for total consideration of US$ 10.0 million. The acquisition has been accounted for by the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition. Goodwill of Ps. 18.9 million represents the excess of the purchase price over the net identifiable tangible and other intangible assets and is being amortized under the straight line method over 10 years. The results of operations of FIBESA are included in the accounts of the Company commencing as of July 1, 2000, the date of acquisition for accounting purposes pursuant to the agreement.

       Year ended June 30, 2000

       (i) Alto Invest S.A.

       On March 3, 2000, the Company had acquired a 61% equity interest in Alto Invest S.A. ("Alto Invest") for de minimis consideration. Alto Invest was a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects.

       (ii) Tres Ce S.A.

       On January 3, 2000, the Company acquired the remaining 20% equity interest in Tres Ce S.A. for Ps. 4.9 million in cash.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       e. ACQUISITION OF BUSINESS (CONTINUED)

       (iii) Acquisition of Inversora del Puerto S.A. ("Inversora del Puerto")

       On July 8, 1999, the Company acquired a 99.9% interest in Inversora del Puerto, a wholly-owned subsidiary of IRSA, for de minimis consideration. Inversora del Puerto had no significant activity prior to the acquisition by the Company. Thereafter, the Company contributed Ps. 6.1 million to this company. On the same date, Inversora del Puerto acquired a property located near Paseo Alcorta shopping center for US$ 3.7 million, of which US$ 2.1 million was paid in cash and the remaining balance was paid in July 2000.

       (iv) Acquisition of Shopping Neuquen S.A. ("Shopping Neuquen")

       On July 6, 1999, the Company had acquired a 94.6% interest in Shopping Neuquen for US$ 4.2 million in cash. Shopping Neuquen's sole asset comprised of a piece of land with preliminary governmental approval for construction of a shopping center on the site. The Company had paid US$ 0.9 million on August 20, 1999, with the remaining US$ 3.3 million to be paid on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001.

       During June 2001, the Company entered into negotiations with the Municipality of Neuquen to reschedule the original timing of construction. Also, the Company requested permission to sell a portion of the land to third parties. Construction is rescheduled to commence on December 15, 2002 under the Company's new proposed scheme. As of the date of the consolidated financial statements, the proposal is being analyzed by governmental authorities. In the unlikely event that the proposal is not accepted by the local governmental authorities, the sale may be cancelled and Shopping Neuquen may not recover its original investment. Although management anticipates a favorable resolution to the Company's proposal, there can be no assurance as to the final outcome of the negotiations.

       f. FORMATION OF COMPANIES

       Year ended June 30, 2000

       (i) Altocity.Com S.A.

       The Company's e-business operations are conducted by E-Commerce Latina S.A., a holding company organized in Argentina in December 1999 ("E-Commerce Latina" or the "holding company"). E-Commerce Latina is an Internet joint venture between the Company and Telefonica de Argentina S.A. ("Telefonica"). In December 1999, 50% interests in the holding company were issued to the Company and Telefonica. Prior to the formation of the holding company, the Company had formed Altocity.Com S.A. ("Altocity.Com"), a development stage company, for the purpose of delivering e-commerce services that provide customers with the information necessary to make personalized online buying decisions and gives retailers the ability to reach a large customer base. At the time of the formation of E-Commerce Latina, Altocity.Com had incurred only insignificant preoperating costs.

       In connection with the formation of the holding company, the Company and Telefonica entered into an agreement on December 15, 1999 (the "Shareholders Agreement"), under which Telefonica is required to contribute to the holding company US$ 5.0 million in cash upon consummation of the Shareholders Agreement, and US$ 5.0 million in cash on June 15, 2000 in return for its 50% ownership position. The Company contributed intellectual property rights in exchange for its ownership interest. The Company's non-cash capital contribution was recorded at the Company's historical cost basis, which was zero. The Company and Telefonica agreed to: (i) make capital contributions of up to US$ 10.0 million based on its ownership interest and, (ii) make optional capital contributions to be approved by E-Commerce Latina Board of Director's of up to US$ 12.0 million to develop new lines of business, of which 75% to be contributed by Telefonica and 25% by the Company. On April 30, 2001, the Company and Telefonica contributed Ps. 19.6 million based on its respective ownership interests.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.     PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

       f. FORMATION OF COMPANIES (CONTINUED)

       In January 2000, the holding company entered into a stock option agreement with Consultores Internet Managers Ltd. ("CIM"), pursuant to which options were granted to purchase class B shares of Altocity.Com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands' corporation created to act on behalf of Altocity.Com's management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of: (i) the original value of class B shares at the time of the contribution to Altocity.Com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option over, or (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. As of June 30, 2002, no individual awards have been determined for participating employees under this option. Upon exercise of the option, CIM's sole asset will be its 15% interest in Altocity.com.

       g. OTHER TRANSACTIONS

       In June 2000, the Company transferred to its wholly-owned subsidiary Shopping Alto Palermo S.A. ("SAPSA") the Alto Palermo shopping center property and related tenant list.

       h. USE OF ESTIMATES

       The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Estimates are used when accounting for the allowance for doubtful accounts and mortgage receivable, depreciation, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

4.     SIGNIFICANT ACCOUNTING POLICIES

       The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

       a. REVENUE RECOGNITION

       The Company primarily derives its revenues from leases and services operations, the sale and development of properties, credit card operations and to a lesser extent, from e-commerce activities. See Note 10 for details on the Company's business segments.

       o      Leases and services

       Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

       Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       a. REVENUE RECOGNITION (CONTINUED)

       o      Leases and services (continued)

       Generally, the Company's lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

       The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers' operations. Administration fees are recognized monthly when earned.

       In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

       As discussed in Note 3.e(i), in September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company's shopping centers. FIBESA's revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

       o      Sales and development properties

       The Company records revenue from the sale of properties when all of the following criteria are met:

       (i)    the sale has been consummated;

       (ii) the Company has determined that the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

       (iii)  the Company's receivable is not subject to future subordination;
              and

       (iv) the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

       The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

       The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e.: the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

       o      Credit card operations

       Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       a. REVENUE RECOGNITION (CONTINUED)

       o      E-commerce activities

       The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefonica. E-Commerce Latina owns Altocity.Com, a development stage company. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

       For the years ended June 30, 2002, 2001 and 2000, net revenues from Altocity.Com totaled Ps. 1.3 million, Ps. 2.0 million and Ps. 0.6 million, and had a net loss of Ps. 15.1 million, Ps. 11.4 million and Ps. 2.0 million, respectively.

       In addition, the Company holds an interest in Alto Invest, a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. Effective May 2001, Alto Invest ceased all operations.

       b. CASH AND CASH EQUIVALENTS

       The Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents.

       c. INVESTMENTS

       (i)Current

       Current investments include time deposits which are valued at their cost plus accrued interest and mutual funds which are carried at market value. Time deposits have original maturities of less than three months. Mutual funds invest in time deposits with original maturities of less than three months at purchase. Unrealized gains and losses on time deposits and mutual funds are included in financial results, net, in the consolidated statements of operations.

       Current investments include tax credit certificates which are valued at their technical value at the end of the year, as they were used to settle tax obligations after the closing of the year for that amount.

       Current investments also include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of the Company (See Note 12 for details).

       (ii) Non-current

       Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method. During the year ended June 30, 2001, the Company decreased its ownership percentage in Perez Cuesta from 25% to 18.9%. This investment is still accounted for under the equity method of accounting, since the Company is in a position to exercise significant influence over the operating and financial policies of same.

       Non-current investments also include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of the Company (See Note 12 for details).

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       d. INVENTORY

       Inventory includes all direct contract costs such as land, materials and construction fees associated with development properties. Contract costs and capitalized interests are charged to the statement of operations as the related revenue is recognized, using the percentage-of-completion method. Inventory principally consists of the Torres de Abasto construction project, a residential apartment complex located near the Abasto Shopping Center, and a piece of land located near Paseo Alcorta Shopping Center. Torres de Abasto project has been completed as of June 30, 2000. The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center.

       No interest cost was capitalized in this connection during the years ended June 30, 2002 and 2001. Interest costs capitalized during the year ended June 30, 2000 amounted to Ps. 5.9 million.

       At June 30, 2002, the Company recognized an impairment loss generated by the holding of non-current inventories amounting to Ps. 5.6 million.

       Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected.

       e. FIXED ASSETS, NET

       Properties purchased for rental purposes are classified as fixed assets. Fixed assets are stated at cost, adjusted for inflation at the end of the year, as defined in note 3.c., less accumulated depreciation, except for a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3.5 million, which was recorded against an appraisal revaluation reserve account in the shareholders' equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

       Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

                      Asset                   Estimated useful life (years)
        --------------------------------   -------------------------------------
        - Properties:
          Shopping centers                          Between 19 and 31
          Other                                     50
        - Leasehold improvements                    Between 5 and 20
        - Facilities                                Between 10 and 20
        - Furniture and fixtures                    Between 8 and 10
        - Vehicles                                  3
        - Computer equipment                        Between 3 and 4
        - Software                                  Between 3 and 5
        - Other                                     10

       The Company capitalizes interest on real estate development projects. During the years ended June 30, 2002 and 2001, there was no capitalization of interest, as the Company did not develop any real estate project. Interest costs capitalized during the year ended June 30, 2000 were Ps. 17.4 million.

       The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

       When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operations.

       At June 30, 2002 the Company recognized an impairment loss generated by the holding of fixed assets amounting to Ps. 50.3 million.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       f. SOFTWARE OBTAINED OR DEVELOPED FOR INTERNAL USE

       The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2002, 2001 and 2000 were Ps. 0.3 million, Ps. 0.5 million and Ps. 1.0 million, respectively. These costs are being amortized on a straight-line basis between 3 and 5 years.

       g. WEB-SITE DEVELOPMENT COSTS

       The Company capitalizes certain costs incurred in the development of the Company's websites. Such costs are amortized under the straight-line method over a period of 2 years.

       h. INTANGIBLE ASSETS, NET

       (i) Deferred financing costs

       Represent deferred expenses incurred in connection with the issuance of Senior Notes and Notes. These expenses are stated at cost, adjusted for inflation at the end of the year as described in note 3.c., less accumulated amortization. Amortization is calculated using the straight-line method over the term of the respective obligations (ranging from 4 to 5 years).

       (ii) Expenses related to the securitization of receivables

       Expenses related to the securitization of receivables represent expenses related to the on-going securitization program of credit card receivables. These expenses are amortized on a straight-line basis over a two-year period.

       (iii) Preoperating expenses

       Represent expenses incurred relating to pre-opening activities of certain shopping centers and other expenses incurred in connection with e-business project evaluations. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center or the launching of the project.

       (iv) Advertising expenses

       Advertising expenses relate to the Torres de Abasto project, the opening of Abasto Shopping and promotion costs related to Paseo Alcorta. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of operations as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years. Capitalized advertising expenses were Ps. 0.04 million during the year ended June 30, 2000.

       (v) Investment projects

       Investment projects represent expenses primarily related to marketing efforts incurred by the Company for the selling of merchandise through certain means of communication. These costs are capitalized and amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of project.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       h. INTANGIBLE ASSETS, NET (CONTINUED)

       (vi) Goodwill

             Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation at the end of the year, as defined in note 3.c, and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. The Company periodically evaluates the carrying value of goodwill if the facts and circumstances, such as significant declines in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If any impairment is indicated as a result of such reviews, the Company would measure it using techniques such as comparing the undiscounted cash flows of the business to its book value including goodwill or by obtaining appraisals of the related business. No impairment losses have been recognized in any of the years presented herein.

       (vii) Tenant list - Patio Bullrich

           This item represents the acquired tenant list of the Patio Bullrich shopping mall which is stated at cost adjusted for inflation at the end of the year, as defined in note 3.c, and is amortized using the straight-line method over a five-year period.

       i. FOREIGN CURRENCY ASSETS AND LIABILITIES

       Foreign currency transaction gains and losses are recorded within financial results, net in the consolidated statements of operations.

       j. INCOME TAX PROVISION

       The Company and its subsidiaries calculate their income taxes on a separate tax basis. The statutory income tax rate was 35% for all the years presented. The Company does not recognize deferred taxes.

       k. ASSET TAX PROVISION

       The Company is subject to the Asset Tax Law ("Impuesto a la Ganancia Minima Presunta"), which became effective for fiscal periods ending after December 30, 1998. The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentinean entity as of the end of the year. Pursuant to this law, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of future income tax charges. Originally asset tax carryforwards were available for utilization within a four-year period. Pursuant to Law No. 25,360 effective December 2000, the utilization period has been extended to ten years. Accordingly, the asset tax liability for the year ended June 30, 2002 has been recognized as a non current asset since in the opinion of management it is more likely than not that the Company will utilize such asset against future income tax charges within the next ten years.

       l. PROVISIONS FOR CONTINGENCIES AND ALLOWANCES

       The Company provides for losses relating to accounts and mortgage receivable. The allowance for losses is based on management's evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       l. PROVISIONS FOR CONTINGENCIES AND ALLOWANCES (CONTINUED)

       The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company's lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

       m. ADVERTISING EXPENSES

       The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. See note 4.h. (iv) for details. Advertising and promotion expenses were approximately Ps. 3.2 million, Ps. 5.6 million and Ps.
20.0 million for the years ended June 30, 2002, 2001 and 2000, respectively.

       n. PENSION INFORMATION

       The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

       The Company does not sponsor any employee stock ownership plans.

       o. IMPAIRMENT OF LONG-LIVED ASSETS

       The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset, as mentioned in Notes 4.d and 4.e. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

       p. VACATION EXPENSES

       Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

       q. HEDGING INSTRUMENTS

       From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company's derivative instruments activity, see
Note 13.

       - Interest rate swaps

       Interest rate swaps are used to effectively hedge certain interest rate exposures. Interest rate swap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the interest rate swap agreements is not recognized in the accompanying consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       q.  HEDGING INSTRUMENTS (CONTINUED)

       - Foreign currency forward-exchange contracts

       The Company enters into foreign currency forward-exchange contracts with maturities of three months or less. These forward contracts may be rolled over to provide continuing coverage throughout the fiscal year. Consistent with the Company's risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. The fair value of the forward foreign exchange contracts is not recognized in the accompanying consolidated financial statements.


5.     DETAILS OF BALANCE SHEETS ACCOUNTS

a.       CASH AND BANKS:

                                                                                 AS OF JUNE 30,
                                                               ------------------------------------------------------
                                                                         2002                         2001
                                                               -------------------------    -------------------------
      Cash on hand..........................................   Ps.            6,208,598       Ps.          1,931,681
      Bank accounts.........................................                  6,632,976                   11,514,194
                                                               -------------------------    -------------------------
                                                               Ps.           12,841,574       Ps.         13,445,875
                                                               =========================    =========================

       b. INVESTMENTS:

                                                                                  AS OF JUNE 30,
                                                               ------------------------------------------------------
                                                                         2002                         2001
                                                               -------------------------    -------------------------
      CURRENT
      Time deposits.......................................     Ps.              243,125       Ps.                 --
      Mutual funds........................................                      126,238                    5,434,225
      Tax credit certificates.............................                    1,436,408                           --
      Retained interest in transferred credit card
        receivable (i)....................................                    7,380,811                   10,677,416
                                                               -------------------------    -------------------------
                                                               Ps.            9,186,582       Ps.         16,111,641
                                                               =========================    =========================
      NON-CURRENT
      Affiliated companies (ii)...........................     Ps.           18,224,001       Ps.         22,909,409
      Retained interest in transferred credit card
        receivable (i)....................................                    4,151,912                    7,452,559
      Government bonds....................................                           --                       88,029
                                                               -------------------------    -------------------------
                                                               Ps.           22,375,913       Ps.         30,449,997
                                                               =========================    =========================

       (i) As part of its domestic credit card securitization program, the Company transfers credit card receivables to a Trust in exchange for certificates representing undivided interests in such receivables. The Company classified its retained interest in transferred credit card receivables into a separate balance sheet account and presented the related charge-offs of transferred credit card receivables as a reduction of credit revenues. The retained interest consists of certificates held by the Company (See Note 12 for details).

       (ii) Represents the Company's share of affiliates' equity accounted for under the equity method. As of June 30, 2002, the Company owned: (i) a 18.9% interest in Perez Cuesta, and (ii) a 49% in Altocity.Com through a 50% interest in E-Commerce Latina. Between December 2000 and June 2001, Perez Cuesta sold its 51% interest in the Bahia Blanca Plaza Shopping. As of June 30, 2002, retained earnings (losses) of Perez Cuesta and E-Commerce Latina totaled Ps. 3.3 million and Ps. (28.2) million, respectively. As of June 30, 2001, retained losses of Perez Cuesta and E-Commerce Latina totaled Ps. 10.6 million and Ps. 13.3 million, respectively.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.     DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

       c. ACCOUNTS RECEIVABLE, NET:

                                                                                  AS OF JUNE 30,
                                                              -------------------------------------------------------
                                                                        2002                          2001
                                                              -------------------------     -------------------------
      CURRENT
      Leases and services receivable.....................     Ps.           18,531,381        Ps.         22,344,302
      Credit card receivable.............................                   10,825,811                    45,228,405
      Checks to be deposited.............................                   12,949,030                    40,088,065
      Debtors under legal proceedings....................                   20,772,542                    27,752,713
      Pass-through expenses receivable (i)...............                    8,242,724                    14,128,705
      Mortgage receivable (ii)...........................                      276,714                       344,812
      Other..............................................                           --                        50,777
      Less:
      Allowance for doubtful accounts (Note 16.c.).......                 (50,214,281)                  (48,697,561)
                                                              -------------------------     -------------------------
                                                              Ps.           21,383,921      Ps.          101,240,218
                                                              =========================     =========================
      NON-CURRENT
      Credit card receivable.............................     Ps.            1,953,691      Ps.            2,131,577
      Mortgage receivable (ii)...........................                    1,392,055                     3,561,682
      Leases and services receivable.....................                    1,371,959                     3,133,293
      Pass-through expenses receivable (i)...............                           --                       735,830
      Less:
      Allowance for doubtful accounts (Note 16.c.).......                     (66,634)                      (62,976)
                                                              -------------------------     -------------------------
                                                              Ps.            4,651,071      Ps.            9,499,406
                                                              =========================     =========================

       (i) Pass-through expenses receivable primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by the Company on behalf of tenants.

       (ii) Mortgage receivable consist of fixed-rate mortgages. At June 30, 2002, the remaining principal balance consists of mortgage receivable from several borrowers. The amount due from the largest individual borrower was Ps. 92,735 at a contractual interest rate of 15%.

       d. OTHER RECEIVABLES AND PREPAID EXPENSES, NET:

                                                                                  AS OF JUNE 30,
                                                               ------------------------------------------------------
                                                                         2002                         2001
                                                               -------------------------    -------------------------
      CURRENT
      Prepaid expenses.....................................    Ps.            1,940,254     Ps.              866,600
      Related parties (Note 7).............................                   1,008,793                      683,655
      Guarantee deposits (i)...............................                     713,988                    5,005,838
      Income tax advances, net.............................                     436,899                    8,334,290
      Prepaid gross sales tax..............................                     251,166                      699,814
      Other tax credits....................................                     121,283                      386,175
      Dividends receivable (Note 7)........................                      75,000                      146,716
      Prepaid services.....................................                          --                    2,571,373
      Value Added Tax ("VAT") receivable...................                          --                      189,516
      Other................................................                     456,113                    3,182,265
                                                               -------------------------    -------------------------
                                                               Ps.            5,003,496     Ps.           22,066,242
                                                               =========================    =========================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.     DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

       d. OTHER RECEIVABLES AND PREPAID EXPENSES, NET (CONTINUED):

                                                                                  AS OF JUNE 30,
                                                               ------------------------------------------------------
                                                                         2002                         2001
                                                               -------------------------    -------------------------
      NON-CURRENT
      Asset tax credits....................................    Ps.           21,026,018     Ps.           23,733,357
      Guarantee deposits...................................                   3,259,500                      205,364
      Mortgage receivable (ii).............................                   2,208,275                    4,319,828
      VAT receivable.......................................                     570,580                    1,090,783
      Prepaid gross sales tax..............................                     384,324                      951,496
      Other................................................                      77,688                       64,023
      Less:
      Allowance for doubtful mortgage receivable
      (Note 16.c.) (ii)....................................                 (2,208,275)                  (1,778,374)
                                                               -------------------------    -------------------------
                                                               Ps.           25,318,110      Ps.          28,586,477
                                                               =========================    =========================

       (i) Includes primarily Ps. 0.1 million related to a deposit required as collateral for certain labor lawsuits of the Company.

       (ii) Corresponds to a loan granted to an unaffiliated third party, accruing interest at an annual fixed rate of 14%. This loan is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As of June 30, 2002 the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

       e. TRADE ACCOUNTS PAYABLE:

                                                                                  AS OF JUNE 30,
                                                               ------------------------------------------------------
                                                                         2002                         2001
                                                               -------------------------    -------------------------
      CURRENT
      Suppliers............................................    Ps.            6,637,243       Ps.         12,512,286
      Credit card payable..................................                   7,461,633                   14,690,113
      Accruals.............................................                   1,564,809                    6,025,666
      Imports payable......................................                   1,329,503                      684,296
                                                               -------------------------    -------------------------
                                                               Ps.           16,993,188       Ps.         33,912,361
                                                               =========================    =========================
      NON-CURRENT
      Imports payable......................................    Ps.            6,117,088       Ps.          3,776,183
                                                               -------------------------    -------------------------
                                                               Ps.            6,117,088       Ps.          3,776,183
                                                               =========================    =========================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.     DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

       f. CUSTOMER ADVANCES:

                                                                                  AS OF JUNE 30,
                                                               ------------------------------------------------------
                                                                         2002                         2001
                                                               -------------------------    -------------------------
      CURRENT
      Admission rights (i)................................     Ps.            6,024,396       Ps.         20,372,927
      Lease advances (ii).................................                    2,248,520                    9,510,424
      Torres Abasto advances..............................                      577,431                    1,479,688
      Guarantee deposits..................................                      184,495                      360,909
                                                               -------------------------    -------------------------
                                                               Ps.            9,034,842       Ps.         31,723,948
                                                               =========================    =========================
      NON-CURRENT
      Admission rights (i)................................     Ps.           14,900,388       Ps.         35,809,748
      Lease advances (ii).................................                   10,084,662                   22,004,852
      Guarantee deposits..................................                      276,418                      609,137
                                                               -------------------------    -------------------------
                                                               Ps.           25,261,468       Ps.         58,423,737
                                                               =========================    =========================

       (i) Admission rights represent non-refundable fees received from tenants upon entering into lease agreements with the Company. These amounts are deferred and amortized to income under the straight-line basis over the respective terms of the agreements. Also, the non-current balance includes an advance of Ps. 4.5 million from NAI in connection with the Rosario Project.

       (ii) Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 9.0 million as of June 30, 2002, respectively, and US$ 1.2 million and US$ 9.7 million as of June 30, 2001, respectively, related to advances received from Hoyts Cinemas ("Hoyts") for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month London Inter-Bank Offered Rate ("LIBOR") plus 2-2.25%. As of June 30, 2002 the six-month LIBOR was 1.95%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the space it rents.


       g. SHORT-TERM AND LONG-TERM DEBT:

       SHORT-TERM DEBT CONSISTS OF THE FOLLOWING:

                                                                                  AS OF JUNE 30,
                                                               ------------------------------------------------------
                                                                           2002                         2001
                                                               -------------------------    -------------------------
      Uncollateralized loans plus accrued interest (i).....    Ps.           16,058,763     Ps.           66,255,650
      Senior Notes plus accrued interest (ii)..............                  17,738,306                   30,829,911
      Accrued interest on Notes (iii)......................                   1,578,483                    4,490,880
      Seller financing plus accrued interest (iv)..........                   3,632,838                    7,102,166
      Mortgage loans (v)...................................                     129,168                      541,754
                                                               -------------------------    -------------------------
                                                               Ps.           39,137,558     Ps.          109,220,361
                                                               =========================    =========================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5.     DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

       g. SHORT-TERM AND LONG-TERM DEBT (CONTINUED):

       LONG-TERM DEBT CONSISTS OF THE FOLLOWING:

                                                                                  AS OF JUNE 30,
                                                               ------------------------------------------------------
                                                                              2002                         2001
                                                               ------ ------------------    ------ ------------------
      Senior Notes (ii)....................................    Ps.          115,298,885     Ps.          205,401,000
      Notes (iii)..........................................                  51,440,000                  130,948,028
      Mortgage loans (v)...................................                          --                      235,522
      Interest rate swap payable (vi)......................                   2,009,805                           --
                                                               -------------------------    -------------------------
                                                               Ps.          168,748,690     Ps.          336,584,550
                                                               =========================    =========================

       (i) Generally, the Company's short-term borrowings are in the form of overdraft facilities and/or bank loans with an original maturity of less than one year. The weighted average interest rates on short-term debt were 8% plus CER and 9.71% as of June 30, 2002 and 2001, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. The Company had unused lines of credit under the short-term bank lines of Ps. 14.9 million at June 30, 2002, although it cannot give any assurance that it will be able to effectively use such credit lines given the current conditions of the Argentine economy.

       (ii) On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of Senior Notes. The Senior Notes were issued in three classes: US$ 40.0 million aggregate principal amount of Class A-2 Senior Notes, due January 13, 2005, priced at 100%; US$ 5.0 million aggregate principal amount of Class B-1 Senior Notes, due January 13, 2005, priced at 100%; and US$
75.0 million aggregate principal amount of Class B-2 Senior Notes, maturing at various dates through January 13, 2005, priced at 100%. Interest on Class A-2, Class B-1 and Class B-2 Senior Notes accrues at a Badlar rate (as defined below) plus 395 basis points, 90-day Libor plus 475 basis points and Badlar rate plus 395 basis points, respectively ("30-day Badlar" represents a referenced average interest rate payable by several private banks in Argentina to US dollar-denominated time deposits of US$ 1 million or more, as adjusted in accordance with a specified formula). Pursuant to Decree N(degree) 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 the reference stabilization index
(CER) and interest rates ranging from 6% to 8% were applied to these debts (see
Note 2). The proceeds were used to repay certain outstanding collateralized borrowings and other short-term debt of the Company. The Senior Notes are collateralized by a pledge on the shares of SAPSA. The Senior Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. As of June 30, 2002, the Company was not in compliance with certain of the financial covenants. On August 22, 2002, the Company obtained a limited waiver from the holders of the Senior Notes with respect to such covenant violations.

       On February 8, 2002 the Company's principal shareholders, IRSA Inversiones y Representaciones and Parque Arauco, subordinated the collection of their receivables under the loan agreements entered with the Company to the repayment of principal and interest on the Senior Notes and on short-term debt.

       After the end of the year, the Company redeemed Class A2 Senior Notes for a principal amount of Ps. 17.5 million, as mentioned in Note 14.

       (iii) On April 7, 2000, the Company issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the "Notes"). Interest on the Notes are payable semiannually on April 7 and October 7 of each year, commencing October 7, 2000. Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by the Company. The Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios and net worth amounts. As of June 30, 2002, the Company was not in compliance with certain of the financial covenants. No waiver has been obtained with respect to this covenant violation, and as a result, the Company is not able to incur additional indebtedness for so long as such covenant violation is in existence.

       During the year ended June 30, 2002, the Company redeemed an aggregate of Ps. 15.5 million of the Notes at different prices below par plus accrued interest.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.     DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

       g. SHORT-TERM AND LONG-TERM DEBT (CONTINUED):

       (iv) As of June 30, 2002 this balance included a principal amount of Ps.
3.3 million plus accrued interest of Ps. 0.3 million relating to the seller financing obtained in the acquisition of Shopping Neuquen. Such seller financing accrued interest at six-month LIBOR. As of June 30, 2002, the six-month LIBOR was 1.95%.

       (v) As of June 30, 2002 this balance included Ps 0.1 million related to a loan collateralized by a mortgage on certain property of the Company, which book value is Ps. 2.9 million as of such date.

       (vi) Corresponds to the net amount of: 1) US$ 50.4 million for guarantees granted to Morgan Guaranty Trust Company of New York, 2) a liability of US$ 69.1 million and 3) a right of Ps. 69.1 million arising from a Swap agreement described in Note 13.(i).

       h. SALARIES AND SOCIAL SECURITY PAYABLE:

                                                                                  AS OF JUNE 30,
                                                               ------------------------------------------------------
                                                                         2002                         2001
                                                               -------------------------    -------------------------
      Social security payable..............................    Ps.              563,506     Ps.            1,404,449
      Provision for vacation and bonuses...................                     552,810                    3,356,111
      Salaries payable.....................................                     252,669                    1,047,702
      Other ...............................................                      53,650                      315,227
                                                               -------------------------    -------------------------
                                                               Ps.            1,422,635     Ps.            6,123,489
                                                               =========================    =========================

       i. TAXES PAYABLE:

                                                                                  AS OF JUNE 30,
                                                               ------------------------------------------------------
      CURRENT                                                            2002                         2001
                                                               -------------------------    -------------------------
      VAT payable.........................................     Ps.            4,060,107       Ps.          2,907,752
      Income tax provision................................                    3,436,985                      245,165
      Gross sales tax payable.............................                    1,414,861                      835,299
      Gross sales tax withholdings........................                      223,328                      394,969
      Property tax provision..............................                       27,892                          - -
      Tax on corporate indebtedness (i)...................                       65,968                       76,913
      Other tax withholdings..............................                      150,599                      736,236
      Other taxes.........................................                    1,977,177                      134,075
                                                               -------------------------    -------------------------
                                                               Ps.           11,356,917       Ps.          5,330,409
                                                               =========================    =========================

       (i) Effective January 1, 1999 interest payable is subject to a 15% tax levied on interest paid on debt and other financial costs incurred by the Company. Pursuant to a new tax reform enacted December 12, 2000, this tax will be gradually reduced as from January 1, 2001 and eliminated effective July 1, 2002.

       j. OTHER LIABILITIES:

                                                                                  AS OF JUNE 30,
                                                               ------------------------------------------------------
                                                                         2002                         2001
                                                               -------------------------    -------------------------
      CURRENT
      Provision for contingencies (Note 16.c.) (i).........    Ps.            3,474,000       Ps.                 --
      Accrual for directors fees, net......................                   1,121,784                    1,318,827
      Withholdings and guarantee deposits..................                     363,504                      711,083
      Dividends payable....................................                     337,678                      660,566
      Contributed leasehold improvements (ii)..............                     188,858                      188,858
      Other................................................                     224,599                      363,318
                                                               -------------------------    -------------------------
                                                               Ps.            5,710,423       Ps.          3,242,652
                                                               =========================    =========================




      NON-CURRENT
      Provision for contingencies (Note 16.c.) (i).........                   4,394,471                    3,838,409
      Contributed leasehold improvements  (ii).............                     991,505                    1,180,363
      Withholdings and guarantee deposits..................                      47,668                       93,248
                                                               -------------------------    -------------------------
                                                               Ps.            5,433,644       Ps.          5,112,020
                                                               =========================    =========================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.     DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

       j. OTHER LIABILITIES (CONTINUED):

       (i) This reserve relates to: (a) labor lawsuits filed against the Company, (b) an assessment issued by the national fiscal authorities to the Company relating to differences in the computation of estimated useful lives of shopping centers, and (c) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company's legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

       (ii) Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2002 and 2001.


6.     SHAREHOLDERS' CONTRIBUTION

       a. COMMON STOCK

       As of June 30, 2002, the Company had 700.0 million authorized and outstanding shares of common stock, having a par value of Ps. 0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There was no share activity during the year ended June 30, 2002.




                                                                         COMMON STOCK
                                         ------------------------------------------------------------------------------
                                                                                                   ADDITIONAL
                                          SHARES ISSUED               PAR VALUE                  PAID-IN-CAPITAL
                                         -----------------     ------------------------    ----------------------------
Shares issued for cash...............               4,000      Ps.                 400     Ps.                      --

Shares issued for cash...............              16,000                        1,600                              --

Shares issued for cash...............             380,000                       38,000                              --

Additional paid in capital...........                  --                           --                       5,699,438

Conversion into shares of inflation
Adjustment reserve...................          94,600,000                    9,460,000                              --

                                         -----------------     ------------------------    ----------------------------
BALANCES AS OF JUNE 30, 1996.........          95,000,000      Ps.           9,500,000     Ps.               5,699,438
                                         =================     ========================    ============================

Shares issued for cash...............         160,000,000                   16,000,000                      67,471,650

                                         -----------------     ------------------------    ----------------------------
BALANCES AS OF JUNE 30, 1997.........         255,000,000      Ps.          25,500,000     Ps.              73,171,088
                                         =================     ========================    ============================

Shares issued for cash...............         271,868,795                   27,186,879                     220,017,963

Shares issued for contribution of
Interest in Altos de Quilmes.........         108,131,205                   10,813,121                      87,508,414

                                         -----------------     ------------------------    ----------------------------
BALANCES AS OF JUNE 30, 1998 AND 1999         635,000,000      Ps.          63,500,000     Ps.             380,697,465
                                         =================     ========================    ============================

Shares issued for cash...............          65,000,000                    6,500,000                      84,554,789
                                         -----------------     ------------------------    ----------------------------
BALANCES  AS OF JUNE 30, 2000, 2001
  AND 2002...........................         700,000,000      Ps.          70,000,000     Ps.             465,252,254
                                         =================     ========================    ============================




                    APPROVED BY
-----------------------------------------------------

            BODY                         DATE            DATE OF REGISTRATION
------------------------------    -------------------    ---------------------
 Extraordinary Shareholders'       October 29, 1987       December 29, 1987
           Meeting
 Extraordinary Shareholders'       October 26, 1988       December 29, 1988
           Meeting
 Extraordinary Shareholders'       October 25, 1989        February 5, 1990
           Meeting
 Ordinary and Extraordinary       November 24, 1994
    Shareholders' Meeting

 Ordinary and Extraordinary        August 31, 1995          March 15, 1996
    Shareholders' Meeting




 Ordinary and Extraordinary        October 29, 1996          May 15, 1998
    Shareholders' Meeting




 Ordinary and Extraordinary         March 10, 1998         October 21, 1999
    Shareholders' Meeting

 Ordinary and Extraordinary         March 10, 1998         October 21, 1999
    Shareholders' Meeting





 Ordinary and Extraordinary         August 6, 1999             Pending
    Shareholders' Meeting



       b. INFLATION ADJUSTMENT OF COMMON STOCK

       The Company's financial statements were prepared on the basis of general price-level accounting, which reflects changes in the purchasing power of the Argentine Peso in the historical financial statements. Accordingly, the annual inflation adjustment related to common stock was appropriated to an inflation adjustment reserve, which forms part of shareholders' equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.     SHAREHOLDERS' CONTRIBUTION (CONTINUED)

       c. IRREVOCABLE CONTRIBUTIONS

       Irrevocable capital contributions represented capital contributions received from existing shareholders from time to time to fund operations and carried no obligations on the part of the Company to issue common shares or repay such contributions.

       d. RESTRICTIONS ON DISTRIBUTION OF PROFITS

       In accordance with the Argentine Corporations Law and the Company's by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

7.     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

       The following is a summary of the balances and transactions with related parties:

                                                                                (EXPENSE) INCOME INCLUDED IN THE STATEMENTS OF
                                                                                                  OPERATIONS
                                                                                         FOR THE YEARS ENDED JUNE 30,
                                                                             ----------------------------------------------------
                                                           DESCRIPTION OF
                                                           TRANSACTION /
       COMPANY                     RELATION                   CAPTION             2002             2001              2000
                       ------------------------------------------------------------------------------------------------------------
IRSA ..............    Shareholder                      Other current
                                                        receivables and
                                                        prepaid expenses     Ps.           --   Ps.         --   Ps.          --
IRSA ..............    Shareholder                      Current payable
                                                        with related parties               --               --                --
IRSA ..............    Shareholder                      Non current payable
                                                        with related
                                                        parties (*)                        --               --                --
                                                        Administrative
IRSA...............    Shareholder                      expenses                           --        (246,692)         (123,642)
IRSA...............    Shareholder                      Accrued interest           21,143,614               --         (372,304)
Goldman Sachs and
  Co...............    Shareholder                      Current payable
                                                        with related parties               --               --                --
Parque Arauco S.A.     Shareholder                      Non current payable
                                                        with related
                                                        parties (*)                        --               --                --
Parque Arauco S.A.     Shareholder                      Accrued interest          (1,763,389)               --                --

Perez Cuesta S.A.C.I.  Equity investee                  Dividends receivable               --               --                --
Inversora Bolivar S.A. Subsidiary of IRSA, shareholder  Current payable
                       of the Company                   with related
                                                        parties                            --               --                --
Fibesa S.A.........    Subsidiary of APSA,  formerly a  Commission and fees
                       sudsidiary of Consultores Asset  for services
                       Management S.A (i)                                                  --               --       (2,867,946)
Inversora Bolivar S.A. Subsidiary of IRSA, shareholder  Other current
                       of the Company                   receivables and
                                                        prepaid expenses                   --               --                --
Inversora Bolivar S.A. Subsidiary of IRSA, shareholder  Accrued interest
                       of the Company                                                      --         (87,203)                --
Dalor S.A. ........    Shareholder of Tarshop S.A., a   Accrued interest
                       majority-owned subsidiary of
                       the Company                                                   (22,832)         (44,496)          (20,154)
Dalor S.A. ........    Shareholder of Tarshop S.A., a   Current payable
                       majority-owned subsidiary of     with related parties
                       the Company                                                         --               --                --
E-Commerce Latina S.A. Equity investee                  Other current
                                                        receivables and
                                                        prepaid expenses                   --               --                --
Altocity.Com S.A. .    Subsidiary of  E-Commerce        Other current
                       Latina S.A., an equity investee  receivables and
                       of the Company                   prepaid expenses                   --               --                --
Altocity.Com S.A. .    Subsidiary of E-Commerce Latina  Current payable
                       S.A., an equity investee of the  with related parties
                       Company                                                             --               --                --
Altocity.Com S.A. .    Subsidiary of E-Commerce Latina  Leases
                       S.A., an equity investee of the
                       Company                                                             --          338,053           216,160
Altocity.Com S.A. .    Subsidiary of E-Commerce Latina  Administrative
                       S.A., an equity investee of the  expenses
                       Company                                                             --          (9,045)                --
Raymond James S.A..    Shareholder of Alto Invest       Other current
                       S.A., a majority-owned           receivables and
                       subsidiary of the Company        prepaid expenses                   --               --                --
Cresud S.A.........    Shareholder of IRSA.,            Other current
                       shareholder of the Company       receivables and
                                                        prepaid expenses                   --               --                --
Cresud S.A.........    Shareholder of IRSA.,            Current payable
                       shareholder of the Company       with related parties               --               --                --





                               BALANCE RECEIVABLE (PAYABLE)
                                      AS OF JUNE 30,
                            -------------------------------


       COMPANY               2002              2001
                       ------------------------------------
IRSA ..............

                         Ps.     646,166   Ps.      94,952
IRSA ..............
                               (414,662)         (440,740)
IRSA ..............

                            (74,797,626)                --

IRSA...............                   --                --
IRSA...............                   --                --
Goldman Sachs and
  Co...............              (6,512)          (12,739)
Parque Arauco S.A.

                            (39,082,627)                --
Parque Arauco S.A.                    --                --

Perez Cuesta S.A.C.I.             75,000           146,716
Inversora Bolivar S.A.

                                      --          (87,203)
Fibesa S.A.........

                                      --                --
Inversora Bolivar S.A.

                                  28,265                --
Inversora Bolivar S.A.
                                      --                --
Dalor S.A. ........

                                      --                --
Dalor S.A. ........

                               (160,615)         (314,195)
E-Commerce Latina S.A.

                                  12,566            24,582
Altocity.Com S.A. .

                                 311,671           546,527
Altocity.Com S.A. .

                                 (5,595)          (10,948)
Altocity.Com S.A. .

                                      --                --
Altocity.Com S.A. .

                                      --                --
Raymond James S.A..

                                      --            17,594
Cresud S.A.........

                                  10,125                --
Cresud S.A.........
                                (46,468)                --

(*) Amounts bear interest at market rates.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.     BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

       (i) In 1998, the Company entered into an agreement with the real estate broker FIBESA, a controlled subsidiary of Consultores Asset Management S.A. (hereinafter referred to as CAM). Pursuant to this agreement, FIBESA was granted an exclusive right to act as the Company's leasing agent, with respect to certain of the Company's operated shopping centers. FIBESA 's broker fees were billed directly to the tenants and, therefore, the Company was not liable for these costs. CAM is principally engaged in investment, investment advisory and fund administration services. Eduardo S. Elsztain and M. Marcelo Mindlin are President and Vice-President, respectively, and Chairman and Vice-Chairman, respectively, of the Board of Directors of CAM and IRSA, as well as shareholders of CAM and IRSA. In addition, Messrs. Elsztain and Mindlin are the Chairman and First Vice-Chairman, respectively, of the Board of Directors of the Company. In addition, certain executives, employees, shareholders and/or directors of CAM and FIBESA are also executives, employees, shareholders and/or directors of IRSA and the Company. As discussed in Note 3.e(i), in September 2000, the Company completed the acquisition of FIBESA for total consideration of US$ 10.0 million. Under the terms of the agreement, the acquisition has been retroactively effective as of July 1, 2000. Therefore, the results of operations and related payable and/or receivable balances have been included in the accompanying consolidated financial statements of the Company as from that date. As such, no related party transactions have been reported with FIBESA for the years ended June 30, 2001 and 2002.

8.     FINANCIAL RESULTS, NET

                                                                          YEARS ENDED JUNE 30,
                                                     ----------------------------------------------------------------
                                                            2002                  2001                   2000
                                                     -------------------   -------------------    -------------------
GENERATED BY ASSETS:
Loss on exposure to inflation ....................   Ps.   (79,859,761)     Ps.            --      Ps.            --
Impairment of long-lived assets ..................         (55,860,977)                    --                     --
Interest income ..................................            4,807,570             3,214,352              1,775,631
                                                     -------------------   -------------------    -------------------
                                                     Ps.  (130,913,168)    Ps.      3,214,352      Ps.     1,775,631
                                                     ===================   ===================    ===================
GENERATED BY LIABILITIES:
Gain on exposure to inflation ....................   Ps.     36,212,047     Ps.            --      Ps.            --
Interest income (expense) ........................           88,646,942          (60,756,694)           (44,821,777)
Tax on corporate indebtedness ....................            (847,022)           (2,966,665)            (4,479,999)
Amortization of deferred financing costs .........          (3,665,289)           (2,141,519)              (834,509)
Interest income (expense) with related parties
(Note 7) .........................................           19,380,225              (87,203)              (372,304)
Exchange differences, net ........................         (46,501,262)              (32,215)                (9,883)
Other ............................................          (1,217,049)             (360,167)              (857,717)
                                                     -------------------   -------------------    -------------------
                                                     Ps.     92,008,592     Ps.  (66,344,463)     Ps.   (51,376,189)
                                                     -------------------   -------------------    -------------------
FINANCIAL RESULTS, NET                               Ps.   (38,904,576)     Ps.  (63,130,111)     Ps.   (49,600,558)
                                                     ===================   ===================    ===================

9.     OTHER EXPENSES, NET

                                                                        YEARS ENDED JUNE 30,
                                                 --------------------------------------------------------------------
                                                        2002                    2001                    2000
                                                 -------------------     --------------------    --------------------
(Loss) gain on early redemption of debt (i) ..   Ps.     (352,290)       Ps.      2,532,293      Ps.             --
Recovery of provision for contingencies ......             104,393                  145,330                      --
Provision for contingencies ..................         (6,402,818)                (177,249)               (174,202)
Allowance for doubtful mortgage receivable ...         (2,541,454)              (1,778,374)                      --
Lawsuit fees .................................                  --                       --               (493,798)
(Loss) gain from the sale of fixed assets ....            (10,628)                  313,221                      --
Write-off of abandoned investment projects ...           (296,540)                (372,946)               (704,525)
Donations ....................................            (88,773)                (309,972)                (88,070)
Other ........................................            (57,943)                (625,209)                 610,391
                                                 -------------------     --------------------    --------------------
                                                 Ps.   (9,646,053)       Ps.      (272,906)      Ps.      (850,204)
                                                 ===================     ====================    ====================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.     OTHER EXPENSES, NET (CONTINUED)

       (i) During the year ended June 30, 2002, the Company redeemed Notes for Ps. 15.5 million, at different prices below par plus accrued interest. In connection with the redemption, the Company recorded a gain of Ps. 0.3 million. (Ps. 0.2 million, after tax). Such gain is net of a charge of Ps. 0.7 million relating to the amortization of deferred financing costs associated with the redeemed obligations.

       During the year ended June 30, 2001, the Company redeemed a portion of the Senior Notes and the Notes (US$ 2.5 million and Ps. 35.3 million, respectively) at 100% and different prices below par plus accrued interest, respectively. In connection with the redemption, the Company recorded a gain of Ps. 3.5 million. (Ps. 2.2 million, after tax). Such gain is net of a charge of Ps. 1.0 million relating to the amortization of deferred financing costs associated with the redeemed obligations.

10.    SEGMENT INFORMATION

       GENERAL INFORMATION

       The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting. Accordingly, the Company has four reportable segments. These segments are Leases and services, Sales and development properties, Credit card operations and E-commerce activities.

A general description of each segment follows:

o        Leases and services

This segment includes the operating results of the Company's shopping centers principally comprised of lease and service revenues from tenants.

o        Sales and development properties

This segment includes the operating results of the Company's construction and ultimate sale of residential buildings business.

o        Credit card operations

This segment manages the Company's portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop.

o        E-commerce activities

For the years ended June 30, 2001 and 2000, this segment includes developing stage activities primarily consisting of the Company's on-line investment initiatives related to Alto Invest S.A. Alto Invest was a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects. Although results of e-commerce operations are separated for management internal reporting purposes, all related revenues and associated costs are included in leases and services line of the Company's consolidated statement of operations.

       The Company's primary operations are located in Argentina. All revenues and long-lived assets are attributable to the Company's country of domicile.

       The Company measures its reportable segments based on net income. Inter-segment transactions are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

       The accounting policies of the segments are the same as those described in Note 4. The column titled eliminations includes the eliminations of inter-segment activities.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.      SEGMENT INFORMATION (CONTINUED)


As of and for the year ended June 30, 2002:


                                         Sales and                                          Total
                        Leases and      development     Credit card       E-commerce       reportable
                         services       properties       Operations       activities        segments
                      ---------------- --------------- ---------------  -------------- ------------------
Sales................ Ps. 126,081,378  Ps.  3,559,342  Ps.  40,794,169  Ps.        --  Ps.    170,434,889
Costs................     (68,819,051)     (4,803,722)     (15,098,649)      (289,400)        (89,010,822)
GROSS PROFIT (LOSS) .      57,262,327      (1,244,380)      25,695,520       (289,400)         81,424,067
Selling expenses.....     (32,513,751)       (454,600)     (18,719,117)            --         (51,687,468)
Administrative
expenses.............     (11,838,107)        (3,518)      (10,706,982)       (40,605)        (22,589,212)
Torres de Abasto unit
contracts' rescissions             --          53,746               --             --              53,746
Net loss in credit
card trust...........              --              --       (3,620,884)            --          (3,620,884)
OPERATING INCOME
(EXPENSE)............      12,910,469      (1,648,752)      (7,351,463)      (330,005)          3,580,249
Net income (loss) in
equity investments...       2,474,633              --               --     (7,159,032)         (4,684,399)
Financial results, net    (27,396,866)     (5,248,734)      (2,856,997)      (339,866)        (35,842,463)
- Interest income....    (119,377,865      (5,114,492)      (2,856,997)      (501,701)        127,851,055)
- Interest expense...      91,980,999        (134,242)              --        161,835          92,008,592
Other expense, net...      (9,148,659)         (5,694)        (136,482)      (355,218)         (9,646,053)
LOSS BEFORE TAXES AND
MINORITY INTEREST....     (21,160,423)     (6,903,180)     (10,344,942)    (8,184,121)        (46,592,666)
Income tax...........      (1,290,443)             --               --             --          (1,290,443)
Minority interest....       3,201,614              --        2,025,871        252,704           5,480,189
NET LOSS.............     (19,249,252)     (6,903,180)      (8,319,071)    (7,931,417)        (42,402,920)

Depreciation and
amortization.........      59,120,747         233,282        3,861,553        289,400          63,504,982
Additions of fixed
assets...............       2,712,007              --          394,251             --           3,106,258
Investment in equity
method investees
(see note 5.b.(ii))..      12,748,636              --               --      5,475,365          18,224,001

Operating assets.....      41,880,687       2,941,795        7,182,094        387,594          52,392,170
Non operating assets.     927,067,858      23,099,839       30,038,002        434,106         980,639,805
                      ---------------- --------------- ---------------  -------------- ------------------
Total Assets......... Ps. 968,948,545  Ps. 26,041,634   Ps. 37,220,096   Ps.  821,700   Ps. 1,033,031,975
                      ---------------- --------------- ---------------  -------------- ------------------

                                                     Total as of
                                                     and for the
                                                      year ended
                              Eliminations          June 30, 2002
                            ----------------      ------------------
                            Ps.
Sales................       (i)     (606,992)     Ps.   169,827,897
Costs................       (i)(i) 3,669,105            (85,341,717)
GROSS PROFIT (LOSS) .              3,062,113             84,486,180
Selling expenses.....                     --            (51,687,468)
Administrative
expenses.............                     --            (22,589,212)
Torres de Abasto unit
contracts' rescissions                    --                 53,746
Net loss in credit
card trust...........                     --             (3,620,884)
OPERATING INCOME
(EXPENSE)............              3,062,113              6,642,362
Net income (loss) in
equity investments...                     --             (4,684,399)
Financial results, net            (3,062,113)           (38,904,576)
- Interest income....       (ii)  (3,062,113)          (130,913,168)
- Interest expense...                     --             92,008,592
Other expense, net...                     --             (9,646,053)
LOSS BEFORE TAXES AND
MINORITY INTEREST....                     --            (46,592,666)
Income tax...........                     --             (1,290,443)
Minority interest....                     --              5,480,189
NET LOSS.............                     --            (42,402,920)

Depreciation and
amortization.........                     --             63,504,982
Additions of fixed
assets...............                     --              3,106,258
Investment in equity
method investees
(see note 5.b.(ii))..                     --             18,224,001

Operating assets.....                     --             52,392,170
Non operating assets.      (iii) (13,512,388)           967,127,417
                           -----------------      -----------------
Total Assets.........      Ps.   (13,512,388)     Ps. 1,019,519,587
                           -----------------      -----------------


  (i)  Represents inter-segment lease revenues and expenses.
 (ii) Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)  Represents other inter-segment receivables eliminated in consolidation.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.    SEGMENT INFORMATION (CONTINUED)

       As of and for the year ended June 30, 2001:


                                                 Sales and
                             Leases and         development        Credit card         E-commerce       Total reportable
                              services           properties         Operations         activities           segments
                         -------------------  -----------------  -----------------  -----------------  -------------------
 Sales...................Ps.    175,865,277   Ps.   11,530,659    Ps.  41,945,091    Ps.     167,788    Ps.   229,508,815
 Costs....................     (69,049,083)        (12,566,463)       (18,600,698)       (1,548,757)        (101,765,001)
 GROSS PROFIT (LOSS)......      106,816,194        (1,035,804)         23,344,393        (1,380,969)          127,743,814
 Selling expenses.........     (15,307,909)          (790,747)        (10,272,036)       (1,211,031)         (27,581,723)
 Administrative expenses..     (18,583,368)           (10,824)        (11,696,294)         (541,346)         (30,831,832)
 Torres de Abasto unit
 contracts' rescissions ..               --           (26,166)                 --                 --             (26,166)
 Net income in credit
 card trust..............                --                 --          2,058,932                 --            2,058,932
 OPERATING INCOME
 (EXPENSE)...............        72,924,917        (1,863,541)          3,434,995        (3,133,346)           71,363,025
 Net loss in equity
 investments (i).........       (3,024,280)                 --                 --                 --          (3,024,280)
 Financial results, net...     (59,917,745)            520,664                 --            (4,006)         (59,401,087)
 - Interest income........        6,325,615            617,598                 --                163            6,943,376
 - Interest expense.......     (66,243,360)           (96,934)                 --            (4,169)         (66,344,463)

 Other income (expense),
 net......................          107,333           (43,513)            144,696          (481,422)            (272,906)
 INCOME (LOSS) BEFORE
 TAXES AND MINORITY
 INTEREST.................       10,090,225        (1,386,390)          3,579,691        (3,618,774)            8,664,752
 Income tax...............      (2,356,802)                 --                 --                 --          (2,356,802)
 Minority interest........        (984,780)                 --          (759,056)            898,484            (845,352)
 NET INCOME (LOSS)........        6,748,643        (1,386,390)          2,820,635        (2,720,290)            5,462,598

 Depreciation and
 amortization............        62,955,019            313,638          2,870,340          1,271,376           67,410,373
 Additions of fixed
 assets...................       19,245,160                 --          1,669,914            151,664           21,066,738
 Investment in equity
 method investees
 (see note 5.b.(ii))......       10,275,011                 --                 --         12,634,398           22,909,409


 Operating assets.........      943,408,192         11,668,649         45,076,496          1,253,302        1,001,406,639
 Non operating assets.....      211,210,904         28,540,436         30,577,914         13,178,177          283,507,431
                         -------------------  -----------------  -----------------  -----------------  -------------------
 TOTAL ASSETS............Ps.  1,154,619,096   Ps.   40,209,085    Ps.  75,654,410    Ps.  14,431,479    Ps. 1,284,914,070
                         -------------------  -----------------  -----------------  -----------------  -------------------

                                                   Total as of and
                                                    for the year
                                                        ended
                              Eliminations          June 30, 2001
                          ----------------------  ------------------
 Sales...................  Ps. (ii)   (893,795)   Ps.   228,615,020
 Costs...................  (ii)(iii)  4,622,819        (97,142,182)
 GROSS PROFIT (LOSS).....             3,729,024         131,472,838
 Selling expenses........                    --        (27,581,723)
 Administrative expenses.                    --        (30,831,832)
 Torres de Abasto unit
 contracts' rescissions .                    --            (26,166)
 Net income in credit
 card trust..............                    --           2,058,932
 OPERATING INCOME
 (EXPENSE)...............             3,729,024          75,092,049
 Net loss in equity
 investments (i).........                    --         (3,024,280)
 Financial results, net..           (3,729,024)        (63,130,111)
 - Interest income....... (iii)     (3,729,024)           3,214,352
 - Interest expense......                    --        (66,344,463)

 Other income (expense),
 net.....................                    --           (272,906)
 INCOME (LOSS) BEFORE
 TAXES AND MINORITY
 INTEREST................                    --           8,664,752
 Income tax..............                    --         (2,356,802)
 Minority interest.......                    --           (845,352)
 NET INCOME (LOSS).......                    --           5,462,598

 Depreciation and
 amortization............                    --          67,410,373
 Additions of fixed
 assets..................                    --          21,066,738
 Investment in equity
 method investees
 (see note 5.b.(ii)).....                    --          22,909,409


 Operating assets........                    --       1,001,406,639
 Non operating assets.... (iv)     (27,090,428)         256,417,003
                          ----------------------  ------------------
 TOTAL ASSETS............  Ps.     (27,090,428)   Ps. 1,257,823,642
                          ----------------------  ------------------

(i) The Company formed E-Commerce Latina in December, 1999. The issuance of stock by E-Commerce Latina to Telefonica decreased the Company's percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina's common stock issued under the transaction was substantially more than the Company's carrying amount per share of E-commerce stock, thus triggering a change in the Company's interest in E-Commerce Latina. The change in the Company's interest resulted in the recognition of a deferred gain since E-Commerce Latina is in the early stage of development and the realizability of the gain is not assured. This deferred gain is recognized in the non-current investments line item of the consolidated balance sheet. This gain is being amortized to income as the investee incurs operating losses. Therefore, no results from E-Commerce Latina's operations are presented in this segment information table.
(ii)   Represents inter-segment lease revenues and expenses.
(iii) Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iv)   Represents other inter-segment receivables eliminated in consolidation.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.    SEGMENT INFORMATION (CONTINUED)

       As of and for the year ended June 30, 2000:


                                                 Sales and
                             Leases and         development        Credit card         E-commerce       Total reportable
                              services           properties         Operations         activities           segments
                         -------------------  -----------------  -----------------  -----------------  -------------------
 Sales...................Ps.    182,469,772   Ps.    9,892,965    Ps.  26,392,377    Ps.     110,744    Ps.   218,865,858
 Costs....................      (69,360,273)       (10,396,976)       (13,104,601)          (464,071)         (93,325,921)
 GROSS PROFIT (LOSS)......      113,109,499           (504,011)        13,287,776           (353,327)         125,539,937
 Selling expenses.........      (36,418,174)          (335,201)        (6,539,880)        (1,487,539)         (44,780,794)
 Administrative expenses..      (20,553,201)                --         (6,712,591)          (342,518)         (27,608,310)
 Torres de Abasto unit
 contracts' rescissions ..               --         (3,373,901)                --                 --           (3,373,901)
 Net income in credit
 card trust..............                --                 --            522,839                 --              522,839
 OPERATING INCOME
 (EXPENSE)...............        56,138,124         (4,213,113)           558,144         (2,183,384)          50,299,771
 Net loss in equity
 investments (i).........           (44,324)                --                 --                 --              (44,324)
 Financial results, net...      (46,658,085)           387,596                 --              4,871          (46,265,618)
 - Interest income........        4,608,303            497,397                 --              4,871            5,110,571
 - Interest expense.......      (51,266,388)          (109,801)                --                 --          (51,376,189)

 Other (expense) income,
 net                             (1,103,662)                --            253,458                 --             (850,204)
 INCOME (LOSS) BEFORE
 TAXES AND MINORITY
 INTEREST.................        8,332,053         (3,825,517)           811,602         (2,178,513)           3,139,625
 Income tax...............       (8,349,736)                --                                    --           (8,349,736)
 Minority interest........       (1,002,096)                --           (212,115)           849,620             (364,591)
 NET (LOSS) INCOME........       (1,019,779)        (3,825,517)           599,487         (1,328,893)          (5,574,702)

 Depreciation and
 amortization............        57,701,558                 --          1,162,908            335,308           59,199,774
 Additions of fixed
 assets...................       54,315,067                 --          1,110,664          1,089,097           56,514,828
 Investment in equity
 method investees.........       13,299,292                 --                 --             23,474           13,322,766


 Operating assets.........    1,000,220,641         24,713,477         35,423,568          1,643,826        1,062,001,512
 Non operating assets.....      178,413,973         12,293,670         17,410,865          3,099,591          211,218,099
                         -------------------  -----------------  -----------------  -----------------  -------------------
 TOTAL ASSETS............Ps.  1,178,634,614   Ps.   37,007,147    Ps.  52,834,433    Ps.   4,743,417    Ps. 1,273,219,611
                         -------------------  -----------------  -----------------  -----------------  -------------------

                                                   Total as of and
                                                    for the year
                                                        ended
                              Eliminations          June 30, 2000
                          ----------------------  ------------------
 Sales...................  Ps. (ii)  (1,035,350)   Ps.  217,830,508
 Costs................... (ii) (iii)  4,370,290         (88,955,631)
 GROSS PROFIT (LOSS).....             3,334,940         128,874,877
 Selling expenses........                    --         (44,780,794)
 Administrative expenses.                    --         (27,608,310)
 Torres de Abasto unit
 contracts' rescissions .                    --          (3,373,901)
 Net income in credit
 card trust..............                    --             522,839
 OPERATING INCOME
 (EXPENSE)...............             3,334,940          53,634,711
 Net loss in equity
 investments (i).........                    --             (44,324)
 Financial results, net..            (3,334,940)        (49,600,558)
 - Interest income....... (iii)      (3,334,940)          1,775,631
 - Interest expense......                    --         (51,376,189)

 Other (expense) income,
 net.....................                    --            (850,204)
 INCOME (LOSS) BEFORE
 TAXES AND MINORITY
 INTEREST................                    --           3,139,625
 Income tax..............                    --          (8,349,736)
 Minority interest.......                    --            (364,591)
 NET (LOSS) INCOME.......                    --          (5,574,702)

 Depreciation and
 amortization............                    --          59,199,774
 Additions of fixed
 assets..................                    --          56,514,828
 Investment in equity
 method investees........                    --          13,322,766


 Operating assets........                    --       1,062,001,512
 Non operating assets.... (iv)      (27,576,772)        183,641,327
                          ----------------------  ------------------
 TOTAL ASSETS............  Ps.      (27,576,772)   Ps.1,245,642,839
                          ----------------------  ------------------

(i) The Company formed E-Commerce Latina in December, 1999. The issuance of stock by E-Commerce Latina to Telefonica decreased the Company's percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina's common stock issued under the transaction was substantially more than the Company's carrying amount per share of E-commerce stock, thus triggering a change in the Company's interest in E-Commerce Latina. The change in the Company's interest resulted in the recognition of a deferred gain since E-Commerce Latina is in the early stage of development and the realizability of the gain is not assured. This deferred gain is recognized in the non-current investments line item of the consolidated balance sheet. This gain is being amortized to income as the investee incurs operating losses. Therefore, no results from E-Commerce Latina's operations are presented in this segment information table.
(ii)   Represents inter-segment lease revenues and expenses.
(iii) Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iv)   Represents other inter-segment receivables eliminated in consolidation.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.    ADDITIONAL INFORMATION ON ASSETS AND LIABILITIES

       The breakdown of main assets and liabilities as of June 30, 2002 is as follows:


                                       To mature in          To mature between         To mature between      To mature between 10
                                         3 months              4 and 6 months           7 and 9 months           and 12 months
                                   ---------------------- ------------------------- ------------------------ -----------------------
  ASSETS
  Investments (1)..............    Ps.         3,589,442   Ps.             200,000  Ps.           2,915,018    Ps.          200,000

  Accounts receivable, net.....                8,351,253                 3,249,196                2,240,159               1,219,356
  Other receivables and prepaid
  expenses.....................                1,831,693                   500,285                  311,227                 785,858
                                   ---------------------- ------------------------- ------------------------ -----------------------
                                   Ps.        13,772,388   Ps.           3,949,481  Ps.           5,466,404    Ps.        2,205,214
                                   ---------------------- ------------------------- ------------------------ -----------------------
  LIABILITIES
  Trade accounts payable........   Ps.         9,810,398   Ps.             256,589  Ps.             352,564    Ps.          256,589
  Customer advances............                3,133,046                 1,786,054                1,606,373               2,509,369
  Short-term and long-term debt               13,133,587                 2,882,904               15,587,437               3,665,130
  Related parties..............                       --                        --                       --                      --
  Other liabilities (2)........               12,034,218                 3,971,018                1,137,204               1,024,285
                                   ---------------------- ------------------------- ------------------------ -----------------------
                                   Ps.        38,111,249   Ps.           8,896,565  Ps.          18,683,578    Ps.        7,455,373
                                   ---------------------- ------------------------- ------------------------ -----------------------


                                           Accruing interest at a fixed rate                 Accruing interest at a variable rate
                                   ------------------------------------------------ ------------------------------------------------
                                          Current               Non-Current                 Current                 Non-Current
                                   ---------------------- ------------------------- ------------------------  ----------------------
  ASSETS
  Investments (1)..............    Ps.           243,125   Ps.                  --  Ps.           1,562,646     Ps.               --
  Accounts receivable, net.....                  276,714                 1,392,055                       --                       --
  Other receivables and prepaid
  expenses.....................                  434,000                        --                       --                       --
                                   ---------------------- ------------------------- ------------------------ -----------------------
                                   Ps.           953,839   Ps.           1,392,055  Ps.           1,562,646     Ps.               --
                                   ---------------------- ------------------------- ------------------------ -----------------------
  LIABILITIES
  Trade accounts payable.......    Ps.         1,329,503   Ps.           6,117,088  Ps.                  --     Ps.               --
  Customer advances............                 --                      16,218,499                1,220,000                9,042,969
  Short-term and long-term debt               35,504,720               168,748,690                                                --
                                                                                             3,632,838
  Related parties..............                       --               113,880,253                       --                       --
  Other liabilities (2)........                       --                        --                       --                       --
                                   ---------------------- ------------------------- ------------------------ -----------------------
                                   Ps.        36,834,223   Ps.         304,964,530  Ps.           4,852,838     Ps.        9,042,969
                                   ---------------------- ------------------------- ------------------------ -----------------------


                                        To mature in
                                        greater than
                                           1 year                 Past due             No fixed term                Total
                                     --------------------    -------------------    --------------------    ----------------------
  ASSETS
  Investments (1)..............       Ps.      4,151,912      Ps.            --     Ps.       2,282,122      Ps.       13,338,494

  Accounts receivable, net.....                4,651,071              6,323,957                      --                26,034,992
  Other receivables and prepaid
  expenses.....................               24,465,110                304,831               2,122,602                30,321,606
                                     --------------------    -------------------    --------------------    ----------------------
                                      Ps.     33,268,093      Ps.     6,628,788     Ps.       4,404,724      Ps.       69,695,092
                                     --------------------    -------------------    --------------------    ----------------------
  LIABILITIES
  Trade accounts payable........      Ps.      6,117,088      Ps.     6,317,048     Ps.              --      Ps.       23,110,276
  Customer advances............               25,261,468                     --                      --                34,296,310
  Short-term and long-term debt              168,748,690                     --               3,868,500               207,886,248
  Related parties..............                       --                     --             114,514,105               114,514,105
  Other liabilities (2)........                3,906,216                     --               1,850,678                23,923,619
                                     --------------------    -------------------    --------------------    ----------------------
                                      Ps.    204,033,462      Ps.     6,317,048     Ps.     120,233,283      Ps.      403,730,558
                                     --------------------    -------------------    --------------------    ----------------------


                                                    Not accruing interest
                                      -------------------------------------------
                                             Current              Non-Current                Total
                                      --------------------    -------------------    --------------------
  ASSETS
  Investments (1)..............        Ps.      7,380,811      Ps.     4,151,912     Ps.      13,338,494
  Accounts receivable, net.....                21,107,207              3,259,016              26,034,992
  Other receivables and prepaid
  expenses.....................                 4,569,496             25,318,110              30,321,606
                                      --------------------    -------------------    --------------------
                                       Ps.     33,057,514      Ps.    32,729,038     Ps.      69,695,092
                                      --------------------    -------------------    --------------------
  LIABILITIES
  Trade accounts payable.......        Ps.     15,663,685      Ps.            --     Ps.      23,110,276
  Customer advances............                 7,814,842                     --              34,296,310
  Short-term and long-term debt                        --                     --             207,886,248

  Related parties..............                   633,852                     --             114,514,105
  Other liabilities (2)........                18,489,975              5,433,644              23,923,619
                                      --------------------    -------------------    --------------------
                                       Ps.     42,602,354      Ps.     5,433,644     Ps.     403,730,558
                                      --------------------    -------------------    --------------------

(1) Represents time deposits, mutual funds, tax credit certificates and retained interest in transferred credit card receivables.
(2) Represents salaries and social security payable, taxes payable and other liabilities.

12.    TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION

       The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the "Trust") that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company's balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company's balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

       Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Titulos de Deuda Fiduciaria ("TDF") and Certificados de Participacion ("CP"), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

         The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable balances to Trusts for Ps. 67.3 million in net cash proceeds. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs and Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. Bank commissions incurred in this connection totaled Ps.
5.7 million. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.3 million.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.    DERIVATIVE INSTRUMENTS

       The Company utilizes various hedge instruments, primarily interest rate swaps and foreign currency forward-exchange contracts, to manage its interest rate exposure associated with its peso-denominated fixed-rate debt. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

       At June 30, 2002 and 2001, the Company had the following derivative activity:

       (i) INTEREST RATE SWAP

       In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the agreement, the Company was required to make a deposit of US$
50.0 million with the counterparty. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statement of operations. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the consolidated financial statements. During the years ended June 30, 2002, 2001 and 2000, the Company recognized net losses of Ps. 100.6 million, 6.4 million and Ps. nil, respectively.

       The Company's risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.


       (ii) FOREIGN CURRENCY FORWARD-EXCHANGE CONTRACTS

       In the past, consistent with the Company's risk management policies, the Company used foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. The fair value of the forward foreign exchange contracts was not recognized in the accompanying consolidated financial statements. At June 30, 2001, the Company had outstanding foreign currency forward contracts with financials institutions to sell an aggregate net amount of US$ 80.0 million with a final maturity through September 15, 2001. For the years ended June 30, 2002, 2001 and 2000, the Company recognized (losses) gains of Ps. (1.4) million, Ps. 4.8 million and Ps. 1.4 million relating to these contracts, respectively. At June 30, 2002, the Company does not hold any foreign currency forward-exchange contract outstanding.

14.    SUBSEQUENT EVENTS

       ISSUE OF UNSECURED CONVERTIBLE NOTES

       On August 20, 2002 the Company issued US$ 50 million of unsecured convertible Notes (the "Convertible Notes") in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of Convertible Notes were used to repaid short-term bank loans for Ps. 24.3 million and for the redemption of the Senior Notes for a principal amount of Ps. 47.0 million. The Convertible Notes matures on July 19, 2006, accrues interest (payable semiannually) at a fixed annual rate of 10% and are convertible at the option of the holder into common shares of Ps. 0.10 par value per share at a conversion rate of 30.8642 per unite.

            In case of all the bondholders convert the Notes, our capital would extend from 70.0 million shares to 224.4 million shares.

       The issuance of the Convertible Notes was approved by the shareholders on December 4, 2001 and by the National Securities Commission on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

       The Company's consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission
(SEC).

       I. Difference in measurement methods

       The following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Technical Resolution No. 6, with the modification established in the Argentine Technical Resolution No. 19, because the application of this Resolution represents a comprehensive measure of the effects of price level changes in the Argentine economy.

       The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

                                                                                 YEARS ENDED JUNE 30,
                                               ------------------------------------------------------------------------------
                                                        2002                        2001                        2000
                                               ---------------------       ----------------------     -----------------------
RECONCILIATION OF NET (LOSS) INCOME:
Net (loss) income as reported under
Argentine GAAP............................     Ps.     (42,402,920)        Ps.         5,462,598      Ps.        (5,574,702)
US GAAP ADJUSTMENTS:
Revenue recognition from sales of
development properties (Note 15.I.a)).....                  196,469                    (107,487)                     679,118
Preoperating and advertising expenses
   -Original value  (Note 15.I.c))........                (361,788)                  (1,696,221)                 (4,034,739)
   -Amortization  (Note 15.I.c))..........                1,787,131                    7,137,227                   5,228,625
Web site development costs (Note 15.I.d)).                       --                      697,683                   (697,683)
Software obtained for internal use (Note
15.I.e))..................................                  159,583                    (164,221)                   (275,578)
Differences in basis relating to purchase
accounting (Note 15.I.f))
   -Amortization (Note 15.I.g))...........              (2,211,288)                    (500,165)                   (577,304)
Non-current investments in unconsolidated
affiliated companies  (Note 15.I.h))......              (2,735,999)                    1,016,635                 (1,367,767)
Accounting for changes in interest in
unconsolidated affiliated companies (Note
15.I.i))..................................                (264,779)                  (8,421,752)                   (995,393)
Accounting for changes in interest in
consolidated affiliated companies (Note
15.I.j))..................................                       --                     (65,030)                          --
Securitization accounting (Note 15.I.l)).                 (893,847)                  (4,307,224)                   (190,000)
Available-for-sale securities (Note 15.I.m))                (5,356)                     (23,752)                          --
Deferred charges (Note 15.I.n))...........                 (55,494)                    (134,289)                          --
Amortization of fees related to the Senior
Notes (Note 15.I.o))......................                (915,926)                    (421,131)                          --
Accounting for derivatives and hedging
activities (Note 15.I.q)).................             (42,246,588)                 (10,079,056)                          --
Minority interest  (Note 15.I.r)).........                1,665,049                    1,103,833                   (507,910)
Income tax  (Note 15.I.p))................             (55,695,356)                  (2,156,130)                  18,565,668
                                               ---------------------       ----------------------     -----------------------
Net (loss) income under US GAAP...........     Ps.    (143,981,109)        Ps.      (12,658,482)      Ps.         10,252,335
                                               =====================       ======================     =======================

Basic and diluted EPS under US GAAP:
(Loss) income before accounting changes...     Ps.         (0.2057)        Ps.          (0.0184)      Ps.             0.0152

Accounting changes - gain.................     Ps.               --        Ps.           0.0003       Ps.                 --
                                               ---------------------       ----------------------     -----------------------
Net (loss) income.........................     Ps.         (0.2057)        Ps.          (0.0181)      Ps.             0.0152
                                               =====================       ======================     =======================

Weighted average number of shares outstanding  Ps.      700,000,000        Ps.       700,000,000      Ps.        673,708,791
                                               =====================       ======================     =======================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

                                                                                    YEARS ENDED JUNE 30,
                                                                     -----------------------------------------------
                                                                             2002                      2001
                                                                     ---------------------      --------------------
RECONCILIATION OF SHAREHOLDERS' EQUITY:
Total shareholders' equity under Argentine GAAP................      Ps.      601,207,186       Ps.     643,610,106
US GAAP ADJUSTMENTS:
Revenue recognition from sales of development properties (Note
15.I.a)).......................................................                        --                 (196,469)
Appraisal revaluation of fixed assets (Note 15.I.b))...........               (3,517,461)               (3,517,461)
Preoperating and advertising  expenses
   -Original value (Note 15.I.c))..............................              (24,903,369)              (24,541,581)
   -Accumulated amortization (Note 15.I.c))....................                21,853,535                20,066,404
Software obtained for internal use (Note 15.I.e))..............                 (280,216)                 (439,799)
Differences in basis relating to purchase accounting
   -Original value  (Note 15.I.f)).............................                11,256,080                11,256,080
   -Accumulated amortization (Note 15.I.g))....................               (4,212,623)               (2,001,335)
Non-current investments in unconsolidated affiliated companies
(Note 15.I.h)).................................................               (3,819,808)               (1,064,791)
Accounting for changes in interest in unconsolidated affiliated
companies (Note 15.I.i)).......................................                        --                   264,779
Securitization accounting (Note 15.I.l)).......................               (5,391,069)                 (723,282)
Deferred charges  (Note 15.I.n))...............................                 (189,783)                 (134,289)
Amortization of fees related to the Senior Notes (Note 15.I.o))               (1,337,057)                 (421,131)
Accounting for derivatives and hedging activities (Note 15.I.q))             (52,325,644)              (10,079,056)
Minority interest (Note 15.I.r))...............................                 2,628,369                   474,331
Deferred income tax  (Note 15.I.p))............................              (69,086,870)              (14,710,518)
                                                                     ---------------------      --------------------
Shareholders' equity under US GAAP.............................      Ps.      471,881,27 0      Ps.     617,841,988
                                                                     ======================     ====================

Description of changes in shareholders' equity under US GAAP:                     YEARS ENDED JUNE 30,
                                                                      ----------------------------------------------
                                                                                2002                      2001
                                                                     ---------------------      --------------------
Shareholders' equity as of the beginning of the year...........       Ps.      617,841,988      Ps.     628,505,728
Other comprehensive income (loss)..............................                (1,979,609)                1,994,742
Net loss under US GAAP.........................................              (143,981,109)             (12,658,482)
                                                                     ---------------------      --------------------
Shareholders' equity as of the end of the year.................       Ps.      471,881,270      Ps.     617,841,988
                                                                     ======================     ====================

       a) REVENUE RECOGNITION ISSUES

       - REVENUE FROM SALES OF DEVELOPMENT PROPERTIES

       Under Argentine GAAP, the Company recognizes revenue from sales of development properties under fixed-priced construction contracts following the percentage-of-completion method.

       Under US GAAP, the Company applies Statement of Financial Accounting Standards ("SFAS") No. 66 "Accounting for Sales of Real Estate", which requires revenue to be measured under the percentage-of-completion method if the Company meets certain criteria. If the criteria are not met, either the installment method or the deposit method is used. Under the installment method cash receipts are apportioned between cost recovered and profit, while under the deposit method, no revenue is recognized and cash receipts are recorded as customer advances. The Company determined that revenue recognition under the installment method is appropriate for certain sales contracts.

       Following is a description of revenues from sales of development properties, their associated costs and related loss on Torres de Abasto unit contracts' rescissions under US GAAP for the years ended June 30, 2002, 2001 and 2000, respectively.

                                                                            AS OF JUNE 30,
                                                  ------------------------------------------------------------------
                                                         2002                    2001                    2000
                                                  -----------------      --------------------      -----------------
Sales..........................................    Ps.     4,348,407     Ps.       11,100,713      Ps.     9,537,034
Costs..........................................          (5,393,129)             (12,244,003)           (10,130,029)
Torres de Abasto unit contracts' rescissions...    Ps.        53,746     Ps.         (26,166)      Ps.   (2,605,801)

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       a) REVENUE RECOGNITION ISSUES (CONTINUED)

       - OTHER REVENUE RECOGNITION ISSUES

       As discussed in Note 4.a., certain of the Company's lease contracts provide for the payment of additional rent based on a percentage of the tenant's revenues. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, the Company does not have the inherent estimation process of a lessor that determines additional rent less frequently. Under Argentine GAAP, these contingent rents are not recognized until the required thresholds are exceeded. Under US GAAP, the Company considers that Emerging Issues Task Force 98-9 "Accounting for Contingent Rent" ("EITF 98-9") is not applicable and that its accounting policy is consistent with the provisions of Staff Accounting Bulleting 101 ("SAB 101") "Revenue Recognition". As such, no difference exists between revenue recognized under Argentine GAAP and US GAAP.

       As discussed in Note 4.a., certain of the Company's lease contracts provide for schedule rent increases. Under US GAAP, the Company evaluated the guidance of FTB 85-3 and FTB 88-1 in accounting for its operating leases with scheduled rent increases. Under this guidance, rental income from leases with scheduled rent increases is to be recognized on a straight-line basis over the lease term. The Company determined that such guidance was not applicable for the Company's lease operations. In reaching its conclusion, the Company has considered (i) that all of the Company's lease contracts are cancelable as permitted under Argentine Law 24,808 ("Rentals Law") provided that the lease has been in effect for at least six months and an insignificant penalty is paid by the tenant; and (ii) the level of past due lease accounts receivable and current delinquency rates.

       b) APPRAISAL REVALUATION OF FIXED ASSETS

       As discussed in Note 4.e., under Argentine GAAP, the Company recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3.5 million, which was recorded against an appraisal revaluation reserve account in the shareholders' equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore, this reserve has been reversed.

       c) PREOPERATING AND ADVERTISING EXPENSES

       Under Argentine GAAP, the Company capitalizes certain costs related to pre opening activities of the Company's shopping centers as well as other costs related to the evaluation of certain e-commerce projects. These costs are being amortized under the straight-line basis over 3 years. Under US GAAP, these costs are expensed as incurred.

       Also, under Argentine GAAP, the Company capitalizes certain advertising and promotion costs related to certain shopping centers, which are being amortized under the straight-line basis over 3 years. Under US GAAP, all of these costs are expensed as incurred.

       d) WEB SITE DEVELOPMENT COSTS

       Under Argentine GAAP, the Company capitalizes certain costs incurred in connection with the development of the Company's web sites. Such costs are amortized under the straight-line method over a period of 2 years.

       Under US GAAP, the Company adopted EITF No. 00-02, "Accounting for Web Site Development Costs" for the fiscal year ended June 30, 2000. As such, during fiscal year 2000 the Company expensed Ps. 0.7 million of certain costs incurred during the planning stage as well as costs related to training, administration and other maintenance activities. Under Argentine GAAP, the Company expensed such costs during fiscal year 2001 primarily as a result of the discontinuance of Alto Invest's operations. Under US GAAP, the Company reversed such adjustment during fiscal year 2001, as these costs were expensed as incurred in fiscal year 2000.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       e) SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

       Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" effective July 1, 1999. As such, the Company (i) expensed Ps. 0.2 million, Ps. 0.4 million and Ps. 0.3 million of capitalized software costs for the years ended June 30, 2002, 2001 and 2000, respectively, and (ii) reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.3 million, Ps. 0.3 million and Ps. nil for the years ended June 30, 2002, 2001 and 2000, respectively.

       f) DIFFERENCES IN BASIS RELATING TO PURCHASE ACCOUNTING

       Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its acquisitions. Accordingly, the fair market value of the assets and liabilities acquired was estimated and the excess of the purchase price over the fair value is considered goodwill. The US GAAP adjustment for "Difference in basis relating to purchase accounting" reflects the application of US GAAP adjustments, such as accounting for deferred income taxes, when estimating the fair value of such assets and liabilities.

       g) AMORTIZATION EXPENSE

       The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP as described in Note 15.I.f. give rise to differences in amortization expenses.

       h) NON-CURRENT INVESTMENTS IN UNCONSOLIDATED AFFILIATED COMPANIES

       The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net
(loss) gain of Ps. (2.7) million, Ps. 1.0 million and Ps. (1.4) million for the years ended June 30, 2002, 2001 and 2000, respectively. These adjustments relate principally to (i) the recognition of preoperating and organization costs as expenses, (ii) the accounting of web site development costs, (iii) the depreciation of fixed assets, (iv) the recognition of deferred income taxes, and
(v) the accounting for available-for-sale securities.

       i) ACCOUNTING FOR CHANGES IN INTEREST IN UNCONSOLIDATED AFFILIATED COMPANIES

       As discussed in Note 3.f.(i), the Company formed E-Commerce Latina in December 1999. The issuance of stock by E-Commerce Latina to Telefonica decreased the Company's percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina's common stock issued under the transaction was substantially more than the Company's carrying amount per share of E-Commerce Latina stock, thus triggering a change in the Company's interest in E-Commerce Latina. Under Argentine GAAP, the change in the Company's interest resulted in the recognition of a deferred gain of Ps. 9.8 million since E-Commerce Latina is in the early stage of development and the realizability of the gain is not assured. This gain was being amortized to income as the investee incurred operating losses. Under US GAAP, in accordance with Staff Accounting Bulletin ("SAB") Topic 5H, as amended by SAB 84, the Company reflected the change of interest in E-Commerce Latina as a credit to additional paid-in-capital, and as a result, the amortized portion of deferred gain under Argentine GAAP was reversed.

       In March 2001, the Company's ownership interest in Perez Cuesta decreased from 25% to 18.9% as a result of an issuance of stock by Perez Cuesta not subscribed by the Company. Under Argentine GAAP, the change in the Company's interest resulted in the recognition of a gain of Ps. 0.3 million since the value assigned to the Perez Cuesta's common stock issued under the transaction was substantially more than the carrying amount per share of Perez Cuesta stock. Under US GAAP, the Company applies SAB Topic 5H that permits the income statement treatment. Accordingly, under US GAAP, the Company recognized a gain of Ps. 0.4 million. The difference of Ps. 0.1 million reflects the effect of US GAAP adjustments as of the date of change.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       j) ACCOUNTING FOR CHANGES IN INTEREST IN CONSOLIDATED AFFILIATED
          COMPANIES

       In September 2000, the Company's interest in Alto Invest increased from 61% to 76% as a result of an issuance of stock by Alto Invest. Under Argentine GAAP, the change in the Company's interest resulted in the recognition of a loss of Ps. 0.4 million since the value assigned to the Alto Invest's common stock issued under the transaction was substantially more than the carrying amount per share of Alto Invest stock. Under US GAAP, this transaction was accounted for as a purchase of additional shares and, accordingly, the difference was considered goodwill. As discussed in Note 4, Alto Invest ceased its operations in May 2001. Therefore, under US GAAP, the Company wrote-down Ps. 0.5 million related to the goodwill previously recognized. The difference respect the amount recognized under Argentine GAAP relates to the effect of US GAAP adjustments at the date of change.

       k) STOCK OPTION AGREEMENT WITH CONSULTORES INTERNET MANAGERS LTD.

       E-Commerce Latina entered into a stock option agreement with CIM, pursuant to which options were granted, to purchase class B shares of Altocity.Com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands' corporation created to act on behalf of the Company's management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.Com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option over (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. As of June 30, 2002, no individual awards have been determined for participating employees under this option. Upon exercise of the option, CIM's sole asset will be its 15% interest in Altocity.Com.

       Under US GAAP, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" in accounting for both stock option agreements. This Statement gave the Company the option of either (i) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations while providing the disclosures required under SFAS No. 123, or (ii) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

       Under US GAAP, in accordance with AIN-APB 25 "Accounting for Stock Issued to Employees - an accounting interpretation of APB Opinion No 25", the economic substance of a plan established by the principal stockholders is substantially the same for the Company and the employee, whether the plan is adopted by the Company or the principal stockholder. Consequently, the Company should account for this type of plan when one is established or financed by the principal stockholder unless (i) the relationship between the stockholder and the company's employee is one which would normally result in generosity, (ii) the stockholder has an obligation to the employee which is completely unrelated to the latter's employment or (iii) the Company clearly does not benefit from the transaction. The rationale established in this Interpretation has been adopted by the SEC to apply to other situations in which a principal stockholder undertakes transactions for the benefit of the company. SAB 79 (SAB Topic 5T) requires any transaction undertaken by a company's principal stockholder for the benefit of the company to be accounted for according to its substance and not its form.

       The Company has determined that the stock options were granted, in substance, to compensate the management of Altocity.Com. In addition, as the exercise price is not known at date of grant, this option agreement is considered to be a "variable" plan. To date, no individual awards have been determined for participating employees under the option plan. At June 30, 2002, as the exercise price exceeds the fair market value of Altocity.Com's shares, no compensation expense has been recognized.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       l) SECURITIZATION ACCOUNTING

       As discussed in Note 12, the Company entered into two-year revolving-period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, sold a portion of its customer credit card receivable balances to Trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent the certificates are sold to third parties, the related transferred balances qualify as sales for financial statement purposes and as such the receivables are removed from the Company's consolidated balance sheet. The remaining receivables in the Trusts, which have not been sold to third parties, are reflected on the Company's balance sheet as retained interests in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

       Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements. Pursuant to the contractual agreements, the Company remains the servicer on the accounts and receives a fee for the services performed. Income from servicing activities is recognized as services are performed.

       Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). SFAS No. 140 was issued in September 2000 and replaces, in its entirety, SFAS No. 125. The Company was required to adopt the provisions of SFAS No. 140 prospectively to transactions beginning after March 31, 2001. Although SFAS No. 140 has changed many of the rules regarding securitizations under SFAS No. 125, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 and SFAS No. 125 also require an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was zero. In determining the estimated fair value, the Company considered the fees received as compensation just adequate to compensate the Company for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values).

       The retained interests in securitized credit card receivables are treated as a debt security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a "cash out" basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income.

       The following summarizes the Company's securitization activity:

                                                                       YEAR ENDED JUNE 30,
                                                 -------------------------------------------------------------------
                                                        2002                  2001                   2000
                                                 --------------------- ---------------------- ----------------------
       Proceeds from securitizations             Ps.      96,219,348   Ps.      55,589,795    Ps.      23,278,780
       Servicing fees received                               108,513               256,900                 28,973

       The following summarizes the changes in the balance of the Company's retained interest for the years ended June 30, 2002 and 2001:

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       l) SECURITIZATION ACCOUNTING (CONTINUED)

                                                                  ESTIMATED UNREALIZED
                                                    COST              GAIN (LOSS)            FAIR VALUE
                                             -------------------- --------------------- --------------------
       Balance at June 30, 2000              Ps.      4,702,908   Ps.               -   Ps.      4,702,908
       Retained interest in portfolios sold           9,223,064                     -            9,223,064
       Change in unrealized gain                              -             3,773,940            3,773,940
                                             -------------------- --------------------- --------------------
       Balance at June 30, 2001              Ps.     13,925,972   Ps.       3,773,940   Ps.     17,699,912
       Retained interest in portfolios sold                   -                     -                    -
       Change in unrealized gain (loss)                       -          (10,965,313)         (10,965,313)
                                             -------------------- --------------------- --------------------
       Balance at June 30, 2002              Ps.     13,925,972   Ps.     (7,191,373)   Ps.      6,734,599
                                             ==================== ===================== ====================

       As of June 30, 2002, and 2001 the gross net unrealized (loss) gain has been offset by a deferred tax benefit (expense) of Ps. 2.5 million and Ps. (1.3) million, respectively.

       The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at 70%. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2002 to changes to key assumptions:

                                        IMPACT ON FAIR VALUE OF
                             -----------------------------------------------
                               5% ADVERSE CHANGE       10% ADVERSE CHANGE
                             ----------------------- -----------------------

       Discount rate 70%     Ps.          147,244    Ps.          288,074

       The above sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

       The Company's managed credit card receivables consists of retained interest in credit card receivable securitizations and investor's share of securitizations sold to unrelated parties without recourse. The Company records its retained interest in credit card receivable securitizations on the balance sheet.

       m) AVAILABLE-FOR-SALE SECURITIES

       Under Argentine GAAP, investments in mutual funds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", these investments in mutual funds are classified as available-for-sale investments, and accordingly unrealized gains and losses are excluded from income and reported as a separate component of shareholders' equity.

       n) DEFERRED CHARGES

       Under Argentine GAAP, the Company capitalizes certain costs, which are being amortized on a straight-line method over 3 years. Under US GAAP, such costs are expensed as incurred.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       o) AMORTIZATION OF FEES RELATED TO THE SENIOR NOTES

       Under Argentine GAAP, fees and expenses relating to the Senior Notes are being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs are being amortized over the same period using the effective interest method of amortization.

       p) DEFERRED INCOME TAX

       Under Argentine GAAP, income taxes are recognized on the basis of amounts currently due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes. Under US GAAP, the Company applies the principles of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

       Deferred tax assets are also recognized for tax loss carryforwards. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the date of the change.

       The Company has provided a valuation allowance for a portion of its net deferred tax assets, as the future realization of the tax benefit is not considered by management to be more-likely-than-not. The Company will continue to monitor the need for the valuation allowance that has been provided.

       At June 30, 2002, the Company and its subsidiaries had approximately Ps.
135.6 million of tax loss carryforwards. These carryforwards are available to offset future taxable income and expire at various dates beginning in 2003 and ending in 2008.

       The components of the net deferred income tax liability under US GAAP as of June 30 consist of the following:

                                                                             2002
                                             ----------------------------------------------------------------------
                                              SFAS 109 APPLIED TO      SFAS 109 APPLIED
                                                ARGENTINE GAAP            TO US GAAP
                                                   BALANCES               ADJUSTMENTS              SFAS 109
                                             ----------------------    ------------------    ----------------------
 DEFERRED TAX ASSETS:
 Tax loss carryforward.................      Ps.        47,451,373     Ps.            --     Ps.        47,451,373
 Allowance for doubtful accounts.......                  2,628,997                    --                 2,628,997
 Provisions............................                  2,228,965                    --                 2,228,965
 Other.................................                     45,297                    --                    45,297
 Accounting for derivatives and hedging                         --            18,313,975                18,313,975
 Credit card securitization............                         --             1,886,874                 1,886,874
                                             ----------------------    ------------------    ----------------------
 Total gross deferred tax assets.......                 52,354,632            20,200,849                72,555,481
                                             ----------------------    ------------------    ----------------------
 Valuation allowance...................                (1,558,194)                    --               (1,558,194)
                                             ----------------------    ------------------    ----------------------
 Total net deferred tax assets.........      Ps.        50,796,438     Ps.    20,200,849     Ps.        70,997,287
                                             ----------------------    ------------------    ----------------------
 DEFERRED TAX LIABILITIES:
 Fixed assets..........................              (134,002,415)                98,076             (133,904,339)
 Inventory.............................                (3,141,353)                    --               (3,141,353)
 Intangible assets.....................                (4,351,757)             1,601,836               (2,749,921)
 Others................................                  (288,544)                    --                 (288,544)
                                             ----------------------    ------------------    ----------------------
 Total gross deferred tax liabilities..      Ps.     (141,784,069)     Ps.     1,699,912     Ps.     (140,084,157)
                                             ----------------------    ------------------    ----------------------
 NET DEFERRED INCOME TAX ASSET (LIABILITY)   Ps.      (90,987,631)     Ps.    21,900,761     Ps.      (69,086,870)
                                             ======================    ==================    ======================


                                                                              2001
                                              ----------------------------------------------------------------------
                                              SFAS 109 APPLIED TO
                                                 ARGENTINE GAAP        SFAS 109 APPLIED TO
                                                    BALANCES           US GAAP ADJUSTMENTS           SFAS 109
                                              ---------------------    ---------------------    --------------------
 DEFERRED TAX ASSETS:
 Tax loss carryforward.................       Ps.        5,773,503     Ps.               --     Ps.       5,773,503
 Allowance for doubtful accounts.......                    260,247                       --                 260,247
 Provisions............................                    279,757                       --                 279,757
 Other.................................                         --                       --                      --
 Accounting for derivatives and hedging                         --                3,527,670               3,527,670
 Credit card securitization............                         --                  150,510                 150,510
                                              ---------------------    ---------------------    --------------------
 Total gross deferred tax assets.......                  6,313,507                3,678,180               9,991,687
                                              ---------------------    ---------------------    --------------------
 Valuation allowance...................                (2,339,729)                       --             (2,339,729)
                                              ---------------------    ---------------------    --------------------
 Total net deferred tax assets.........       Ps.        3,973,778     Ps.        3,678,180     Ps.       7,651,958
                                              ---------------------    ---------------------    --------------------
 DEFERRED TAX LIABILITIES:
 Fixed assets..........................               (18,220,043)                  153,929            (18,066,114)
 Inventory.............................                  (217,240)                   68,764               (148,476)
 Intangible assets.....................                (5,446,783)                1,863,347             (3,583,436)
 Others................................                  (564,450)                       --               (564,450)
                                              ---------------------    ---------------------    --------------------
 Total gross deferred tax liabilities..       Ps.     (24,448,516)     Ps.        2,086,040     Ps.    (22,362,476)
                                              ---------------------    ---------------------    --------------------
 NET DEFERRED INCOME TAX ASSET (LIABILITY)    Ps.     (20,474,738)     Ps.        5,764,220     Ps.    (14,710,518)
                                              =====================    =====================    ====================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       p) DEFERRED INCOME TAX (CONTINUED)

       As of June 30, 2002 and 2001, Ps. 24,718,792 and Ps. 7,254,808,
respectively are classified as current assets, and Ps. 93,805,662 and Ps. 21,965,326, respectively, are classified as non-current liabilities.

       Income tax expense (benefit) for the years ended June 30 consists of the following:

                                                     2002                2001                2000
                                               ------------------  ------------------  ------------------
         Current income tax expense............Ps.    1,290,443    Ps.    2,356,802    Ps.    8,349,736
         Deferred income tax expense (benefit).      55,695,356           2,156,130         (18,565,668)
                                               ------------------  ------------------  ------------------
         Income tax expense (benefit)..........Ps.   56,985,799    Ps.    4,512,932    Ps.  (10,215,932)
                                               ==================  ==================  ==================

       The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory rate prevailing as of each year end, as follows:

                                                                               YEARS ENDED JUNE 30,
                                                         --------------------------------------------------------------------
                                                               2002                        2001                       2000
                                                         ---------------------    -------------------    --------------------
          Income tax (benefit) expense at
          statutory tax rate on pretax (loss)
          income in accordance with US GAAP......               (32,949,192)            (2,941,411)        Ps.      318,117
          Non-deductible expenses................                  6,677,688              4,446,705            (11,937,225)
          Net loss in related companies..........                  2,597,139              2,799,659                 785,696
          Change in valuation allowance..........                    317,090              1,146,652                 711,008
          Inflation adjustment...................                 79,999,550                     --                      --
          Others, net............................                    343,524              (938,673)                (93,528)
                                                         ---------------------    -------------------    --------------------
          Income tax expense (benefit)...........          Ps.    56,985,799        Ps.   4,512,932        Ps. (10,215,932)
                                                         =====================    ===================    ====================

       q) ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES

       As discussed in Note 13, the Company enters into interest rate swaps and foreign currency forward contracts to further manage its exposure to interest rate variations related to its borrowings and to lower its overall borrowing costs.

       At June 30, 2002 and 2001, the Company had the following derivative activity:

       (i) Interest rate swaps

       During fiscal year 2000, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the agreement, the Company was required to make a deposit with the counterpart, totaling US$ 50.4 million at June 30, 2002.

       Under Argentine GAAP, any differential to be paid or received is accrued and is recognized as an adjustment to interest expense in the statement of operations. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the financial statements.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       q) ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

       (i) Interest rate swaps (continued)

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

       SFAS No. 133 was subsequently amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and is now effective for fiscal years beginning after June 15, 2000, but may be implemented as of the beginning of any fiscal quarter after issuance. Retroactive application is not permitted. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. Changes in accounting methods will be required for derivative instruments utilized by the Company to hedge foreign currency exchange rate and interest rate risks. Such derivatives include foreign currency forward contracts and interest rate swaps. In June 2000, the FASB issued Statement 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which addresses a limited number of implementation issues arising from SFAS 133.

       Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and its corresponding amendments under SFAS No. 138, on July 1, 2000.

       Under US GAAP, the swap is required to be recorded on the balance sheet at fair value. The interest rate swap was originally designated as a hedge of the change in fair value of the fixed-rate debt related to fluctuations in interest rates, and accordingly, differences between the changes in the fair value of the swap and the hedged fixed-rate debt, representing hedge ineffectiveness, were recognized in earnings. Subsequent to June 30, 2001, due to the modifications of the swap agreement, the swap does not longer qualify for hedge accounting, and accordingly, changes in fair value of the swap agreement are recognized in earnings in the current period.

       In accordance with the transition provisions of FAS 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of Ps. 0.2 million
(loss) in earnings during the year ended June 30, 2001 to recognize at fair value the swap designated as a fair value hedge and the difference (attributable to the hedged risks) between the carrying value and the fair value of related hedged debt.

       (ii) Foreign currency forward contracts

       Consistent with the Company's risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. At June 30, 2001, the Company had outstanding foreign currency forward contracts with financials institutions to sell an aggregate net amount of US$ 80.0 million with a final maturity through September 15, 2001. At June 30, 2002, the Company does not hold any foreign currency forward-exchange contract outstanding.

       Under Argentine GAAP, the fair value of the forward foreign exchange contracts is not recognized in the financial statements. Under US GAAP, these forward contracts do not qualify for hedge accounting treatment under FAS 133. However, these derivatives, although not designated in a hedging relationship, are required to be recorded on the balance sheet at fair value. Changes in fair values of these derivative instruments not designated as hedging instruments are recognized in earnings in the current period. In accordance with the transition provisions of FAS 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of Ps. 0.4 million (gain) in earnings during the year ended June 30, 2001.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       q) ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

       (iii) Additional disclosure requirements

       The Company's policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked to market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated, or exercised; when the derivative is dedesignated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

       The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy.

       When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in OCI will be recognized immediately in earnings. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in OCI and will be recognized when the transaction affects earnings; however, prospective hedge accounting for this transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

       r) MINORITY INTEREST

       This adjustment represents the effect on minority interest of the foregoing reconciling items.

       II. Additional disclosure requirements

       a) SEGMENT INFORMATION

       Under Argentine GAAP, when an entity has different activities, it is recommended practice (but not compulsory) to disclose the revenues and expenses for each activity in the financial statements or as supplementary information. Furthermore, the Company believes that the presentation of segment information facilitates a clearer understanding of the Company's performance by readers. Argentine GAAP does not prescribe any guidance in presenting segment information. Accordingly, the Company has chosen to follow the guidance set forth in SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" in determining the number and nature of reportable operating segments presented in the primary financial statements (See Note 10 for details)

       b)  DISCLOSURE OF MATURITIES OF LONG-TERM DEBT

       Scheduled maturities of the long-term debt for the next years, as of June 30, 2002, are as follows:

2003..........................................      Ps.         23,078,795
2004..........................................                  15,618,750
2005..........................................                 153,129,940
                                                  -------------------------
                                                    Ps.        191,827,485
                                                  =========================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       c) DISCLOSURE OF OPERATING LEASE INFORMATION

       The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's base rent generally increases between 4% and 7% each year during the term of the lease.

       Included in lease revenues for the years ended June 30, 2002, 2001 and 2000 were contingent rentals of Ps. 5.3 million, Ps. 7.5 million and Ps. 9.0 million, respectively.

       d) DISCLOSURE OF RELATED PARTIES TRANSACTIONS

       The following disclosures of transactions with related parties are required under US GAAP:

       Donations: In November 1997, the Company's Board of Directors agreed to enter into an agreement with Fundacion IRSA, a charitable, no-for profit corporation of which Eduardo S. Elsztain is a Director and his wife is the President, whereby the Company granted to Fundacion IRSA, the right to use 3,800 square meters of constructed area in Abasto for no charge for a period of 30 years. This area is used for a children's museum called Museo de los Ninos - Abasto, which is an interactive learning center for both children and adults. The Company expects that the children's museum will attract additional customers to Abasto. The museum opened in April 1999.

       Advisory services: On October 29, 1996, at the general and extraordinary shareholder's meeting of the Company, the shareholders authorized the Board of Directors to enter into an agreement with a consultant relating to the provision of construction management services, specifically related to the construction of Abasto and Torres de Abasto. Such decision was based on the need to have advisory with high specialization in the analysis and execution of those types of developments, since Alto Palermo does not have its own personnel with such expertise. The Company subsequently agreed to receive such services from IRSA and Parque Arauco, jointly in relation to the construction of Abasto and from IRSA alone, regarding the construction of Torres de Abasto. Pursuant to the agreement between the parties, the fee for the provision of these services is 5% of all direct expenses incurred in the construction of the said properties. In terms of Abasto, this fee is split 65% as to IRSA and 35% as to Parque Arauco.

       On May 1, 2000, the Company entered into an agreement with IRSA for the sale or lease of the remaining units of Torres de Abasto project for a monthly fixed fee of Ps. 2,500 plus an additional fee of: (i) one percent of total selling price; or (ii) two percent of the total lease contract.

       Since the commercialization of the units is completed, the agreement between both companies has expired.

       Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, the Company and IRSA provide themselves and Cresud S.A.C.I.F. y A. corporate services in the areas of institutional relations, finance and human resources.

       Legal services: During the years ended June 30, 2002, 2001 and 2000, the law firm Zang, Bergel & Vines provided the Company legal services amounting to Ps. 1.2 million, Ps. 2.0 million and Ps. 1.6 million, respectively. Saul Zang, director of the Company, and Ernesto M. Vines and Juan M. Quintana, alternate directors of the Company, are partners of the law firm.

       e) DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

       Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       e) DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

       Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, which is effective July 1, 2000, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 15.II.f) for details of concentration of credit risk.

       Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values should not be compared to those of other companies.

         Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

       The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2002 and 2001 are as follows:

       Cash and cash equivalents

       The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

       Mortgages and leases receivable, net

       The estimated fair value of mortgage notes receivable collateralized by real property is based on discounting the future cash flows at a year-end risk adjusted lending rate that the Company would utilize for loans of similar risk and duration. It is not practicable to estimate the fair value of leases receivable because of the inability to estimate it without incurring excessive costs.

       Accounts and notes receivable, net

       Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.      DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       e) DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

       Retained interest in transferred credit card receivables

       Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a "cash out" basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2002 and 2001, the fair value of retained interests in transferred credit card receivables amounted to Ps. 6.7 million and Ps. 17.7 million, respectively.

       Accounts and notes payable

       The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

       Short-term debt

       The carrying amount of short-term debt reported in the balance sheet approximates fair value due to its short-term nature.

       Long-Term debt

       As of June 30, 2002 and 2001 the carrying amount of long-term debt reported in the balance sheet approximates its fair value.

       Other receivables and Other liabilities

       The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

       Forward foreign currency exchange contracts

       The fair value of the forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates. As of June 30, 2001, the fair value of foreign exchange forward contracts totaled Ps. 1.1 million.

       Interest rate swap agreement

       The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2002 and 2001, outstanding interest rate swaps had estimated fair values, which were unfavorable by approximately Ps. 245.9 million and Ps. 26.0 million, respectively. The accompanying consolidated balance sheets do not reflect those values.

       f) CREDIT RISK

       The Company is exposed to a significant concentration of credit risk, relating to its cash and current investments. The Company places its cash and current investments in high quality financial institutions that are located in Argentina and United States. The Company's policy is to limit the exposure with any one institution.

       As of June 30, 2002 and 2001, approximately Ps. 7.0 million and Ps. 16.9 million included in the cash balances were held with 17 institutions and 15 institutions, respectively. The Company has not experienced any significant losses in such accounts.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       f) CREDIT RISK (CONTINUED)

       Credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company's shopping centers. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgement.

       As of June 30, 2002 the Company has sold credit card receivables of Ps.
121.7 million through securitization transactions, for which the Company's credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 9.6 million (equity value) and a Ps. 0.3 million escrow reserves for losses.

       g) BALANCE SHEET CLASSIFICATION DIFFERENCES

       Under Argentine GAAP, assets and liabilities are classified in the current or non-current, principally depending on the expected settlement dates. Under US GAAP, real estate enterprises generally do not present a classified balance sheet.

       As discussed in Note 5.g., at June 30, 2002, the Company has not complied with certain restrictive covenants set forth in the Senior Notes Agreement. On August 22, 2002, the Company obtained a limited waiver from the holders of the Senior Notes with respect to such covenant violations. As a result, under Argentine GAAP, the Company has classified the amounts as long-term obligations in the accompanying consolidated balance sheet. Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No.78 "Classification of Obligations That Are Callable by the Creditor" clarifies how obligations that are callable by the creditor should be presented by the debtor in a classified balance sheet. Specifically, it addresses whether an obligation should be classified as a current liability if the debtor is in violation of a provision of a long-term debt agreement at the balance-sheet date and (a) the violation makes the obligation callable at the balance-sheet date or (b) the violation, if not cured within a specified grace period, will make the obligation callable within one year from the balance-sheet date. Pursuant to this guidance and given that the Company has not obtained a permanent waiver and there is no assurance that an acceleration will not take place within a one year period, for US GAAP purposes the entire outstanding balance would have been classified as a current-liability.

       h) RECENTLY ISSUED ACCOUNTING STANDARDS

       In June 1999, FASB issued SFAS No. 136, "Transfers of Assets to a Not-for-Profit Organization or Charitable Trust That Raises or Holds Contributions for Other". This Statement establishes standards for transactions in which an entity -the donor- makes a contribution by transferring assets to a not-for-profit organization or charitable trust -the recipient organization-that accepts the assets from the donor and agrees to use those assets on behalf of or transfer those assets, the return on investment of those assets, or both to another entity -the beneficiary- that is specified by the donor. It also establishes standards for transactions that take place in a similar manner but are not contributions because the transfers are revocable, repayable, or reciprocal. The Company adopted SFAS No. 136 effective July 1, 2000. Its adoption did not have a material effect on the company's results of operations and financial condition.

       In June 2001, SFAS No. 141, "Business Combinations," was issued. This statement eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company adopted this standard on July 1, 2001 and the adoption of this standard did not have a significant effect on the Company's financial statements.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       h) RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

       In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis (at least annually). An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." (SFAS No. 121). The Company is required to adopt the provisions of SFAS No. 142 effective for fiscal 2003. SFAS No. 141 will require upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. The Company currently has unamortized goodwill remaining from certain purchase business acquisitions in the amount of Ps. 27.9 million, which will be subject to the transition provisions of SFAS 141 and 142. Amortization expense related to goodwill was Ps. 4.3 million, Ps. 4.3 million and Ps. 2.3 million for the years ended June 30, 2002, 2001 and 2000, respectively. The Company is currently analyzing the impact SFAS 141 and 142 will have on the consolidated financial statements.

       In August, 2001, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal year beginning on July 1, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company's consolidated financial statements.

       On October 3, 2001, FASB issued SFAS No. 144. "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", it retains many of the fundamental provisions of that Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the initial adoption of SFAS No. 144 will have a significant impact on the Company's financial statements.

         On May 1, 2002, the FASB issued SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002" (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. These provisions are effective for fiscal years beginning after May 15, 2002, with early application encouraged. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. The Company adopted this standard on April 1, 2002. As such, gains and losses on extinguisment of debt recorded in prior periods are no longer reported as extraordinary items. See Note 15.II.p).

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       i) RISKS AND UNCERTAINTIES

       The Company's operations are subject to risks and uncertainties with respect to:

       Risks associated with Argentine operations. All Company's operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy has experienced a persistent recession since 1988, and in recent months the recession has deepened into an unprecedented political and economic crisis which has disrupted Argentina's financial system and effectively paralyzed the economy.

       Shopping center operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit within the Company's shopping centers, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

       All of the Company's lease agreements with tenants were denominated in U.S. dollars. As a result of the economic measures announced by the government in early 2002, the Company's lease agreements were converted into pesos at a rate of Ps. 1.0 per U.S. dollar, and are subject to an adjusting index (CER) as from February 3, 2002 that will be retroactively collected beginning August 2002. If services prices are higher or lower than amounts paid at due dates, the Company or tenants can request a price readjustment. If the parties do not reach an agreement, lawsuits, or other legal action may be initiated. The increase in the adjusting index may affect the risk of default on the Company's leases with tenants, as any of the Company's tenants may not be able to increase its revenues due to the economic recession.

       Since May 28, 1997, Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half months rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds after the first year of the lease. The exercise of such rescission rights could materially and adversely affect the Company.

       Real estate market operating risks: The Company's property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company's lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition form other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property constructed (Torres de Abasto), or to be constructed (Coto Residential Project and the Rosario Project), could have a material adverse effect on the Company.

       An economic downturn in the areas in which the shopping centers are located might adversely affect the Company's sales (through bankruptcy of tenants and reduction in the shopping center sales due to lower variable income). Increases in operating costs due to inflation and other factors may result in some tenants being unable or unwilling to pay rent or expense increases. In addition, the Company has several tenants occupying space in more than one shopping center and, as a result, if any of such tenants should experience financial difficulties and cease paying rent, the Company's operating results could be adversely affected. Furthermore, as leases on properties expire, the Company may be unable to find new tenants or tenants may enter into new leases on terms that are less favorable to the Company. The failure to lease such properties could have a material adverse effect on the Company.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       i) RISKS AND UNCERTAINTIES (CONTINUED)

       Credit card operating risks: Credit card operations are subject to federal legislation and regulation. From time to time, such legislation, as well as competitive conditions, may affect, among other things, credit card finance charges. While the Company cannot predict the effect of future competitive conditions and legislation or the measures the Company might take in response thereto, a significant reduction in the finance charges imposed by Tarshop would have an adverse effect on the Company. In addition, changes in general Argentine economic conditions, including, but not limited to, higher interest rates and increases in delinquencies, charge-offs and personal bankruptcies could have an adverse effect on the Company.

       E-commerce risks: The Company also offers its services over the Internet, and competes in the market for Internet services and products, which is characterized by intense competition and rapid technological changes. The Company's internet ventures have a limited operating history, have never generated profits, and their prospects are subject to the risks, expenses, and uncertainties frequently encountered by companies in new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

       j) CAPITALIZED INTEREST

       Under both Argentine and US GAAP, during the year ended June 30, 2000 the Company capitalized interest on funds borrowed to finance construction amounting to Ps. 4.3 million. No interest costs were capitalized for the years ended June 30, 2002 and 2001.

       k) STATEMENTS OF CASH FLOWS

       The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 "Statement of Cash Flows" but using Argentine GAAP numbers. As further described in Note 4.b., the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences do exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers.

       Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. The following table reconciles the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the years shown in the statements of cash flows:

                                                                                  AS OF JUNE 30,
                                                    -----------------------------------------------------------------------------
                                                            2002                        2001                        2000
                                                    --------------------    --------------------------   ------------------------
         Cash and banks .........................    Ps.     12,841,574         Ps.        13,445,875       Ps.        6,713,980
         Cash equivalents:
              Time deposits......................               243,125                            --                  3,930,385
              Mutual funds.......................               126,238                     5,434,225                  2,831,850
              Other..............................             1,436,408                            --                         --
                                                    --------------------    --------------------------   ------------------------
         Total cash and cash equivalents.........    Ps.     14,647,345         Ps.        18,880,100       Ps.       13,476,215
                                                    ====================    ==========================   ========================


15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       k) STATEMENTS OF CASH FLOWS (CONTINUED)

       Under Argentine GAAP, all costs incurred in the development of software for internal use were reported as cash flow from investing activities. Under US GAAP, certain of these costs were not capitalized and accordingly would be

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

classified as cash flows from operating activities. In addition, under Argentine GAAP nor the effect of exchange rate changes on cash and cash equivalents, neither the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP:

                                                                             FOR THE YEARS ENDED JUNE 30,
                                                 ----------------------------------------------------------------------------
                                                          2002                        2001                        2000
                                                 --------------------       -----------------------        -------------------
Net cash provided by operating activities.....   Ps.       59,775,402       Ps.          27,897,594        Ps.      85,386,731
Net cash used in investing activities.........            (3,120,106)                  (48,205,584)               (47,830,195)
Net cash (used in) provided by financing
activities....................................           (48,824,788)                    25,711,875               (63,269,674)
Effect of exchange rate changes on cash
and cash equivalents..........................               (47,222)                            --                         --
Effects of inflation accounting...............   Ps.     (12,016,041)       Ps.                  --        Ps.              --


       l) EARNINGS PER SHARE

       Under Argentine GAAP, the Company is not required to present earnings per share information. Under US GAAP, basic and diluted net (loss) income per share are presented in conformity with SFAS No. 128 "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98") for all years presented.

       Basic net (loss) income per share is computed by dividing the net (loss) income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net (loss) income per share is computed by dividing the net (loss) income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

       Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

       As discussed in Note 15.II.h), under US GAAP gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items. Thus, the Company reflected the impact of such reclassification in the presentation of earnings per share.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       l)  EARNINGS PER SHARE (CONTINUED)

       The following tables set forth the computation of basic and diluted net
(loss) income per share under US GAAP for the periods indicated:

                                                                              YEAR ENDED JUNE 30,
                                                           ----------------------------------------------------------
                                                                 2002                2001                2000
                                                           ------------------  ------------------  ------------------
       Numerator:
       (Loss) income before accounting changes.............Ps. (143,981,109)   Ps.  (12,885,403)   Ps.   10,252,335
       Accounting changes..................................              --             226,921                  --
                                                           ------------------  ------------------  ------------------
       Net (loss) income available to common shareholders..Ps..(143,981,109)   Ps.  (12,658,482)   Ps.   10,252,335
                                                           ==================  ==================  ==================

       Denominator:
       Basic and diluted weighted average shares
       outstanding.........................................      700,000,000        700,000,000         673,708,791

       Basic and diluted earnings per share under US GAAP:
       (Loss) income before accounting changes.............Ps.       (0.2057)  Ps.      (0.0184)   Ps.       0.0152
       Accounting changes..................................               --             0.0003                  --
                                                           ------------------  ------------------  ------------------
       Basic and diluted net (loss) income per common
       share...............................................Ps.       (0.2057)  Ps.      (0.0181)   Ps.       0.0152
                                                           ==================  ==================  ==================

       The following tables set forth the proforma effects of the retroactive application of a change in accounting principle on earnings per share:

                                                                               YEAR ENDED JUNE 30,
                                                                   ---------------------------------------------
                                                                       2002            2001           2000
                                                                   --------------  -------------  --------------
   Basic and diluted net (loss) income per share under US GAAP ..  Ps.  (0.2057)   Ps. (0.0184)   Ps.   0.0156

       m) SEVERANCE INDEMNITIES

       Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, "Employers' Accounting for Post-employment Benefits", and SFAS No. 43, "Accounting for Compensated Absences", which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

       N)  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

       The following selected unaudited pro forma information is being provided to present a summary of the consolidated results of the Company as if the acquisitions described in Note 3.e had occurred as of the beginning of the periods presented, giving effect to purchase accounting adjustments. The pro forma data is for information purposes only and may not necessarily reflect the results of operations of the Company had the acquired business operated as part of the Company for the periods presented.

                                                                         YEAR ENDED JUNE 30,
                                                                -----------------------------------------
                                                                       2001                 2000
                                                                -------------------  --------------------
        Leases and services revenue ........................... Ps.    175,139,270   Ps.     190,546,216
        Net income (loss)......................................          5,462,598           (2,835,103)
        Basic and diluted net income (loss), per common share..             0.0078              (0.0042)




15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       o) CONSOLIDATION UNDER US GAAP

       As discussed in Note 12, the Company has ongoing revolving period securitization programs through which it transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent that certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company's balance sheet. The remaining

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

receivables in the trust, which have not been sold to third parties, are reflected on the Company's balance sheet as a retained interest in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

         Under US GAAP, certain of the special purpose entity structures in securitization programs would have been consolidated in accordance with Emerging Issues Task Force Issue ("EITF") No. 96-20, "Impact of SFAS No. 125 on Consolidation of Special Purpose Entities" considering the criteria established by this standard for precluding consolidation are not met. Presented below is the consolidated condensed information of the Company at June 30, 2002 giving effect to the abovementioned consolidation:

                                                           AS OF JUNE 30, 2002
                                      --------------------------------------------------------------
                                         COMPANY              SPE        ELIMINATIONS   CONSOLIDATED
                                      --------------------------------------------------------------
        Current assets..............      49,586,054      12,464,571             --      62,050,625
        Non-current assets..........     969,933,533         662,994    (1,913,960)     968,682,567
                                      --------------------------------------------------------------
        TOTAL ASSETS................   1,019,519,587      13,127,565    (1,913,960)   1,030,733,192

        Current liabilities.........      84,289,415       4,579,965             --      88,869,380
        Non-current liabilities.....     319,441,143       6,633,640             --     326,074,783
                                      --------------------------------------------------------------
        TOTAL LIABILITIES...........     403,730,558      11,213,605             --     414,944,163

        MINORITY INTEREST...........      14,581,843              --             --      14,581,843

        SHAREHOLDERS' EQUITY........     601,207,186       1,913,960    (1,913,960)     601,207,186

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       p) STATEMENT OF INCOME CLASSIFICATION DIFFERENCES

       OPERATING INCOME

       Under US GAAP, certain expense items included in the Argentine GAAP financial statements of the Company within "Other expense, net" would be included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within "Other expense, net". Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded. Operating income under US GAAP would have been Ps. 1.1 million, Ps. 70.8 million and Ps. 52.2 million for the years ended June 30, 2002, 2001 and 2000, respectively.

       EARLY EXTINGUISHMENT OF DEBT

       As discussed in Note 15.II.h), the Company adopted SFAS No. 145 on April 1, 2002. As such, under US GAAP, gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items.

       q) EQUITY INVESTMENTS

       The investments in Perez Cuesta and E-Commerce Latina are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company's share of the undistributed earnings or losses.

       The Company's share of the loss of these affiliates was Ps. 4.8 million, Ps. 3.3 million and Ps. 0.04 million during the years ended June 30, 2002, 2001 and 2000, respectively, and its investment in these companies totaled Ps. 18.2 million at June 30, 2002 and Ps. 22.9 million at June 30, 2001.

       Summarized financial information of these affiliates (on a 100% basis) is as follows:

           PEREZ CUESTA
                                                                               AS OF JUNE 30,
                                                                   ----------------------------------------
                                                                          2002                 2001
                                                                   -------------------  -------------------
     Current assets...........................................     Ps.      6,665,454   Ps.     14,470,853
     Non-current assets.......................................             87,123,173           91,273,152
                                                                   -------------------  -------------------
     Total assets.............................................             93,788,627          105,744,005
                                                                   -------------------  -------------------
     Current liabilities......................................             20,590,885           22,208,527
     Non-current liabilities .................................             41,816,893           66,103,140
                                                                   -------------------  -------------------
     Total liabilities........................................             62,407,778           88,311,667
                                                                   -------------------  -------------------
     Shareholders' equity ....................................     Ps.     31,380,849   Ps.     17,432,338
                                                                   ===================  ===================

                                                                         FOR THE YEAR ENDED JUNE 30,
                                                                   ----------------------------------------
                                                                          2002                 2001
                                                                   -------------------  -------------------
     Net sales................................................     Ps.      9,234,283   Ps.     13,321,822
     Operating (loss) income..................................              (543,757)            3,685,438
     Net income (loss)........................................     Ps.     13,948,544   Ps.   (13,501,810)

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       q) EQUITY INVESTMENTS (CONTINUED)

       E-COMMERCE LATINA

                                                                               AS OF JUNE 30,
                                                                   ----------------------------------------
                                                                          2002                 2001
                                                                   -------------------  -------------------
     Current assets...........................................     Ps.      7,574,861   Ps.      6,141,801
     Non-current assets.......................................              4,279,820           22,464,105
                                                                   -------------------  -------------------
     Total assets.............................................             11,854,681           28,605,906
                                                                   -------------------  -------------------
     Current liabilities......................................              1,474,648            2,982,499
     Non-current liabilities .................................                     --               93,606
                                                                   -------------------  -------------------
     Total liabilities........................................              1,474,648            3,076,105
                                                                   -------------------  -------------------
     Minority interest........................................              (570,694)            (268,545)
                                                                   ===================  ===================
     Shareholders' equity ....................................     Ps.     10,950,727   Ps.     25,798,346
                                                                   ===================  ===================


                                                                         FOR THE YEAR ENDED JUNE 30,
                                                                   ----------------------------------------
                                                                          2002                 2001
                                                                   -------------------  -------------------
     Net sales................................................     Ps.      1,343,757   Ps.      2,037,930
     Operating loss...........................................            (6,114,137)         (13,305,218)
     Net loss.................................................     Ps.   (14,847,621)   Ps.   (11,358,343)

       r) INVESTMENTS IN DEBT AND EQUITY SECURITIES

       In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company has classified its investments in mutual funds as available for sale securities. The following are additional disclosure requirements in accordance with SFAS No. 115:

       Available-for-sale securities

       The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2002 and 2001 were as follows:

                                                   2002                                      2001
                                 ------------------------------------------ ----------------------------------------
                                              UNREALIZED                                 UNREALIZED
              INSTRUMENT            COST         GAIN       MARKET VALUE       COST         GAIN      MARKET VALUE
       ------------------------- ----------- ------------- ---------------- ----------- ------------- --------------
       Mutual funds.........       97,130        29,108         126,238      5,410,473      23,752      5,434,225

       Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2002 and 2001 were Ps. 26.2 million and Ps. 130.3 million, respectively. Gross gains of Ps. 0.1 million and Ps. 0.2 million for the years ended June 30, 2002 and 2001, respectively, were realized on those sales.

       s) COMPREHENSIVE LOSS

       On July 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       S)  COMPREHENSIVE LOSS (CONTINUED)

                                                                               YEAR ENDED JUNE 30,
                                                           ------------------------------------------------------------
                                                                    2002                 2001                 2000
                                                           ------------------- -------------------  -------------------
        Net (loss) income under US GAAP................... Ps.  (143,981,109)  Ps.   (12,658,482)   Ps.     10,252,335
        Other comprehensive income:
        Net change in unrealized holding gain on
        available-for-sale securities of consolidated
        subsidiaries (net of minority interest and income
        taxes of Ps. 2,161 and Ps. 8,312, respectively,
        for 2001; and Ps. 1,624 and Ps. 1,875,
        respectively, for 2002)...........................              1,857              13,279                   --
        Net change in unrealized holding gain on
        available-for-sale securities of equity
        investments (net of income taxes of Ps. nil)......           (19,018)              19,018                   --
        Net change in unrealized holding gain on retained
        interest in transferred credit card receivables
        (net of income taxes of Ps. 1,320,879 and
        minority interest of Ps. 490,613).................        (1,962,448)           1,962,448                   --
                                                           ------------------- -------------------  -------------------
        Comprehensive (loss) income....................... Ps.  (145,960,718)  Ps.   (10,663,737)   Ps.     10,252,335
                                                           =================== ===================  ===================

                                                                                 AS OF JUNE 30,
                                                           ------------------------------------------------------------
                                                                    2002                 2001                2000
                                                           ------------------- -------------------  -------------------
        Accumulated other comprehensive income...........  Ps.         15,136  Ps.      1,994,745   Ps.             --
                                                           =================== ===================  ===================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       t) INVESTMENTS IN REAL ESTATE AND ACCUMULATED DEPRECIATION

           The following is a summary of the Company's investments in real estate as of June 30, 2002 prepared in accordance with SEC S-X 12-28.





                                                                   Buildings and                         Total buildings
        Description           Encumbrances          Land            improvement       Improvements       and improvements
  ------------------------   ---------------  ----------------   ------------------  ----------------   -------------------
  Shopping centers:
  - Abasto...............                     Ps.   8,678,568    Ps.   214,031,278   Ps.      45,649    Ps.    214,076,927
  - Alto Palermo.........                           7,736,734          352,812,073               - -           352,812,073

  - Alto Avellaneda......                          15,438,960          118,640,083             5,327           118,645,410

  - Paseo Alcorta........                           7,124,940           85,250,494           309,341            85,559,835

  - Alto Noa.............                             317,480           25,033,389            13,620            25,047,009



  - Patio Bullrich.......                           7,492,045          133,723,256             2,577           133,725,833

  - Buenos Aires Design..                                  --           37,584,722           101,535            37,686,257


  Caballito..............                           7,850,559           14,220,328                --            14,220,328
  Rosario Project........                          36,872,496           11,414,578         1,590,082            13,004,660

  Neuquen................    Mortgage               2,948,850            4,632,767                --             4,632,767
  Other..................                           1,024,395            9,626,504                --             9,626,504
                                              ----------------   ------------------  ----------------   -------------------
  Total..................                     Ps.  95,485,027    Ps. 1,006,969,472   Ps.   2,068,131    Ps.  1,009,037,603
                                              ================   ==================  ================   ===================

                                                                                                                 Life on which
                                                                                                                 depreciation
                                                                                                                   in latest
                                                                                                                 statements of
                                                      Accumulated           Date of                              operations is
        Description                 Total            depreciation        construction         Date acquired        computed
  ------------------------    -------------------  ------------------   -------------------------------------   ----------------
  Shopping centers:
  - Abasto...............     Ps.    222,755,495   Ps.    29,265,534    November, 1998       n/a                      31
  - Alto Palermo.........            360,548,807         124,096,924    October, 1990        November, 1997           26
                                                                                             and March, 1998
  - Alto Avellaneda......            134,084,370          45,820,724    October, 1995        November and
                                                                                             December, 1997           19
  - Paseo Alcorta........             92,684,775          24,834,583    June, 1992           June, 1997               22

  - Alto Noa.............             25,364,489           5,706,162    September, 1994      March, 1995,             23
                                                                                             September,
                                                                                             1996 and
                                                                                             January, 2000
  - Patio Bullrich.......            141,217,878          21,700,812    September, 1988      October, 1998            23

  - Buenos Aires Design..             37,686,257          15,999,522    Between              November, 1997           20
                                                                        November and
                                                                        December, 1993
  Caballito..............             22,070,887                  --    Under construction   October, 1998            n/a
  Rosario Project........             49,877,156                  --    Under construction   August, 1998             n/a

  Neuquen................              7,581,617                  --    Under construction   September, 1999          n/a
  Other..................             10,650,899             475,449    n/a                  n/a                      n/a
                              -------------------  ------------------
  Total..................     Ps.  1,104,522,630   Ps.   267,899,710
                              ===================  ==================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       t) INVESTMENTS IN REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

                                                           Years ended June 30,
                                         ---------------------------------------------------------
                                                   2002                           2001
                                         --------------------------     --------------------------
Balance, beginning of the years.....     Ps.         1,152,728,610      Ps.         1,148,819,295
     Additions during the years:
     Acquisitions...................                            --                      2,678,213
     Improvements...................                     2,068,131                     12,722,089
     Transfers from work-in-progress
     leasehold improvements.........                            --                      4,842,528
                                         --------------------------     --------------------------
                                                     1,154,796,741                  1,169,062,125
                                         --------------------------     --------------------------

Deductions during the years:
     Transfers to inventory.........                            --                   (15,630,762)
     Cost of real estate sold.......                            --                      (406,252)
     Transfers to other receivables
     and prepaid expenses...........                            --                      (296,501)
                                                               (1)
     Impairment.....................                  (50,274,111)                             --
                                         --------------------------     --------------------------
                                                      (50,274,111)                   (16,333,515)
                                         --------------------------     --------------------------
Balance, end of the years...........     Ps.         1,104,522,630      Ps.         1,152,728,610
                                         ==========================     ==========================

       (1) Includes Ps. 22,820,505 related to Alto Avellaneda, Ps. 12,771,077 related to Alto Noa, Ps. 10,453,947 related to Caballito, Ps. 3,244,901 related to Neuquen and 983,681 related to other properties.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       u) MORTGAGE RECEIVABLE ON REAL ESTATE

       The following is a summary of the Company's mortgage receivable on real estate as of June 30, 2002 prepared in accordance with SEC S-X 12-29.

                              Col. B.            Col. C.               Col. D.            Col. E.              Col. F.
--------------------------   -----------  ----------------------   -----------------  ----------------   ---------------------



                              Interest          Final maturity         Periodic                             Face amount of
       Description              Rate                 date            payment term       Prior liens           mortgages
--------------------------   -----------  ----------------------   -----------------  ----------------   ---------------------
       Customer A               14%             June 2014              Monthly             None                  127,676
       Customer B               15%            August 2014             Monthly             None                   88,800
       Customer C               16%           December 2006            Monthly             None                   84,750
       Customer D               16%           December 2014            Monthly             None                   79,960
       Customer E               14%             May 2014               Monthly             None                   77,163
       Customer F               12%          September 2009            Monthly             None                   76,000
       Customer G               16%           October 2009             Monthly             None                   74,214
       Customer H               12%            April 2015              Monthly             None                   72,801
       Customer I               14%             June 2014              Monthly             None                   70,165
       Customer J               14%             June 2014              Monthly             None                   70,000
       Customer K               16%             June 2014              Monthly             None                   69,300
       Customer L               15%           December 2009            Monthly             None                   65,910
       Customer M               14%             June 2009              Monthly             None                   60,000
       Customer N               14%             June 2014              Monthly             None                   57,802
       Customer O               16%           February 2010            Monthly             None                   57,539
       Customer P               12%            April 2015              Monthly             None                   53,173
  Mortgage Receivables         14-16%      July 2003-May 2009          Monthly             None                  130,800
    under Ps. 30,000
  Mortgages Receivables        12-17%      June 2002-June 2014         Monthly             None                  375,632
  Ps. 30,000-Ps. 49,999
  Mortgages Receivables        9-15%       June 2005-June 2014         Monthly             None                  387,662
  Ps. 50,000-Ps. 69,999
                                                                                                         ---------------------
                                                                                                         Ps.    2,079,347
                                                                                                         =====================

                                    Col. G.                 Col. H.
--------------------------    ---------------------    ------------------

                                                       Principal amount
                                                        of receivables
                                                          subject to
                                                          delinquent
                               Carrying amount of          principal
       Description                 mortgages              or interest
--------------------------    ---------------------    ------------------
       Customer A                      59,959                None
       Customer B                      92,735                None
       Customer C                      79,246                None
       Customer D                      86,070                None
       Customer E                      75,962                None
       Customer F                      63,813                None
       Customer G                      66,123                None
       Customer H                      50,409                None
       Customer I                      73,480                None
       Customer J                      84,444                None
       Customer K                      67,092                None
       Customer L                      84,217                None
       Customer M                      58,793                None
       Customer N                      53,998                None
       Customer O                      59,120                None
       Customer P                      69,257                None
  Mortgage Receivables                 63,787                None
    under Ps. 30,000
  Mortgages Receivables               291,476                None
  Ps. 30,000-Ps. 49,999
  Mortgages Receivables               188,788                None
  Ps. 50,000-Ps. 69,999
                              ---------------------
                              Ps.    1,668,769
                              =====================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.    DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

       u)  MORTGAGE RECEIVABLE ON REAL ESTATE (CONTINUED)

       The summary of activity in mortgage receivable is as follows:

                                                          YEARS ENDED JUNE 30,
                                             -----------------------------------------------------
                                                      2002                          2001
                                             -----------------------       -----------------------
Balance, beginning of the years............  Ps.          3,906,494        Ps.          3,927,596
Additions during the years:
   New mortgage receivable.................                      --                     1,715,850
Deductions during the years:
   Collections of principal................              (2,237,725)(1)                (1,736,952)
                                             -----------------------       -----------------------
Balance, end of years......................  Ps.          1,668,769        Ps.          3,906,494
                                             =======================       =======================

(1) Includes exposure to inflation of Ps. 1,909,513.

16.    OTHER FINANCIAL STATEMENT INFORMATION

       The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

       a. Fixed assets, net

       b. Intangible assets, net

       c. Allowances and provisions

       d. Cost of sales and development properties, leases and services and credit card operations

       e. Foreign currency assets and liabilities

       f. Other expenses

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)

16.  OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

     A.   FIXED ASSETS, NET

                                                                     Original value
                             -------------------------------------------------------------------------------------------------------
                                 Value as of
                                beginning of                                                                      Value as of end of
       Principal account           years                Additions         Deductions           Transfers               years
--------------------------- --------------------  --------------------  ---------------  ----------------------  -------------------
Properties:
----------
Shopping Centers:
-Abasto..................... Ps.    222,709,846   Ps.          45,649   Ps.         --   Ps.                --   Ps.    222,755,495
-Alto Palermo ..............        360,548,807                    --               --                      --          360,548,807
-Alto Avellaneda............        156,899,548                 5,327               --                      --          156,904,875
-Paseo Alcorta..............         92,370,086               145,561               --                      --           92,515,647
-Alto NOA ..................         38,121,946                13,620               --                      --           38,135,566
-Buenos Aires Design........         37,553,570                44,353               --                      --           37,597,923
-Patio Bullrich.............        141,013,370                    --               --                      --          141,013,370
-Neuquen....................          9,185,204                    --               --                      --            9,185,204
Rosario plots of land.......         36,575,995                    --               --                      --           36,575,995
Caballito plots of land.....          7,850,559                    --               --                      --            7,850,559
Other.......................         11,634,580                    --               --                      --           11,634,580
Leasehold improvements......          9,961,743               160,317        (293,281)                      --            9,828,779
Facilities..................          9,285,776                 3,525               --                      --            9,289,301
Furniture and fixtures......          9,840,063                19,872         (56,012)                      --            9,803,923
Vehicles....................            111,543                    --               --                      --              111,543
Computer equipment..........         11,417,123               210,756         (35,753)                      --           11,592,126
Software....................          3,031,112               317,838               --      (3)        420,333            3,769,283
Work-in-progress:
-Rosario....................         11,711,079             1,590,082               --                      --           13,301,161
-Caballito .................         24,674,275                    --               --                      --           24,674,275
-Neuquen....................          1,641,314                    --               --                      --            1,641,314
-Buenos Aires Design .......             31,152                57,182               --                      --               88,334
-Leasehold improvements ....            872,060               325,819               --                      --            1,197,879
-Patio Bullrich.............            201,931                 2,577               --                      --              204,508
-Paseo Alcorta..............              5,348               163,780               --                      --              169,128
Other.......................              1,399                    --               --                      --                1,399
                             -------------------  --------------------  ---------------  ----------------------  -------------------
Total as of June 30, 2002... Ps.  1,197,249,429   Ps.       3,106,258   Ps.  (385,046)   Ps.           420,333   Ps.  1,200,390,974
                             ===================  ====================  ===============  ======================  ===================
Total as of June 30, 2001... Ps.  1,192,516,206   Ps.  (5) 21,066,738   Ps.  (406,252)   Ps.(4)    (15,927,263)  Ps.  1,197,249,429
                             ===================  ====================  ===============  ======================  ===================

                                                                   Depreciation
                             ----------------------------------------------------------------------------------------------
                                                                   Current year
                                                  -----------------------------------------------
                              Accumulated as of   Increases (decreases) and                        Accumulated as of end of
       Principal account     beginning of years          transfers                 Amount (1)                years
--------------------------- -------------------   --------------------------  -------------------  ------------------------
Properties:
----------
Shopping Centers:            Ps.     22,486,929   Ps.                    --   Ps.      6,778,605   Ps.          29,265,534
-Abasto.....................        107,904,123                          --           16,192,801               124,096,924
-Alto Palermo ..............         37,842,081                          --            7,978,643                45,820,724
-Alto Avellaneda............         21,263,988                          --            3,570,595                24,834,583
-Paseo Alcorta..............          3,890,436                          --            1,815,726                 5,706,162
-Alto NOA ..................         14,006,210                          --            1,993,312                15,999,522
-Buenos Aires Design........         15,892,866                          --            5,807,946                21,700,812
-Patio Bullrich.............                 --                          --                   --                        --
-Neuquen....................                 --                          --                   --                        --
Rosario plots of land.......                 --                          --                   --                        --
Caballito plots of land.....            146,965                          --              328,484                   475,449
Other.......................          4,252,521                   (124,796)            1,042,530                 5,170,255
Leasehold improvements......          6,594,739                          --              923,036                 7,517,775
Facilities..................          6,788,613                    (56,012)            1,046,849                 7,779,450
Furniture and fixtures......             98,010                          --               13,533                   111,543
Vehicles....................          7,452,310                    (35,753)            1,440,026                 8,856,583
Computer equipment..........          1,143,863           (3)        79,621              825,171                 2,048,655
Software....................
Work-in-progress:
-Rosario....................                 --                          --                   --                        --
-Caballito .................                 --                          --                   --                        --
-Neuquen....................                 --                          --                   --                        --
-Buenos Aires Design .......                 --                          --                   --                        --
-Leasehold improvements ....                 --                          --                   --                        --
-Patio Bullrich.............                 --                          --                   --                        --
-Paseo Alcorta..............                 --                          --                   --                        --
Other.......................              1,399                          --                   --                     1,399
                             -------------------  --------------------------  -------------------  ------------------------
Total as of June 30, 2002... Ps.    249,765,053   Ps.             (136,940)   Ps. (2) 49,757,257   Ps.         299,385,370
                             ===================  ==========================  ===================  ========================

Total as of June 30, 2001... Ps.    199,839,208   Ps.     (6)       (2,017)   Ps.     49,927,862   Ps.         249,765,053
                             ===================  ==========================  ===================  ========================

                                                 Net carrying value as of June 30,
                             -----------------  ------------------------------------
       Principal account        Impairment             2002              2001
--------------------------- ------------------  -----------------  -----------------
Properties:
----------
Shopping Centers:
-Abasto..................... Ps.           --   Ps.  193,489,961   Ps.  200,222,917
-Alto Palermo ..............               --        236,451,883        252,644,684
-Alto Avellaneda............     (22,820,505)         88,263,646        119,057,467
-Paseo Alcorta..............               --         67,681,064         71,106,098
-Alto NOA ..................     (12,771,077)         19,658,327         34,231,510
-Buenos Aires Design........               --         21,598,401         23,547,360
-Patio Bullrich.............               --        119,312,558        125,120,504
-Neuquen....................      (3,244,901)          5,940,303          9,185,204
Rosario plots of land.......               --         36,575,995         36,575,995
Caballito plots of land.....               --          7,850,559          7,850,559
Other.......................        (983,681)         10,175,450         11,487,615
Leasehold improvements......               --          4,658,524          5,709,222
Facilities..................               --          1,771,526          2,691,037
Furniture and fixtures......               --          2,024,473          3,051,450
Vehicles....................               --                 --             13,533
Computer equipment..........               --          2,735,543          3,964,813
Software....................               --          1,720,628          1,887,249
Work-in-progress:
-Rosario....................               --         13,301,161         11,711,079
-Caballito .................     (10,453,947)         14,220,328         24,674,275
-Neuquen....................               --          1,641,314          1,641,314
-Buenos Aires Design .......               --             88,334             31,152
-Leasehold improvements ....               --          1,197,879            872,060
-Patio Bullrich.............               --            204,508            201,931
-Paseo Alcorta..............               --            169,128              5,348
Other.......................               --                 --                 --
                             -----------------  -----------------  -----------------
Total as of June 30, 2002... Ps. (50,274,111)   Ps.  850,731,493   Ps.           --
                             =================  =================  =================
Total as of June 30, 2001... Ps.           --   Ps.           --   Ps.  947,484,376
                             =================  =================  =================

(1) The allocation of annual depreciation charges in the statements of operations is included in "Other expenses" (Note 16.f.).
(2)  Includes Ps. 216,348 in "Other expense, net" (Note 9).
(3)  Reclassified from intangible assets.
(4) Includes Ps. 296,501 reclassified to other receivables and prepaid expenses and Ps. 15,630,762 reclassified to inventory.
(5)  Includes Ps. 544,254 related to acquisitions.
(6)  Includes Ps. 74,017 related to acquisitions.

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)

16.  OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

     B.   INTANGIBLE ASSETS, NET

                                                                            Original value
                                     ---------------------------------------------------------------------------------------------
                                     Value as of beginning                                                         Value as of end
         Principal account                  of years             Additions       Deductions        Transfers          of years
----------------------------------- ----------------------  ------------------  -------------  ------------------  ---------------
Trademarks.......................... Ps.     491,893        Ps.         18,558  Ps.        --  Ps.             --  Ps.     510,451
Deferred financing costs............      19,088,755                    55,463             --                  --       19,144,218
Expenses related to securitization
of receivables......................       1,764,979                 4,072,475             --                  --        5,837,454
Preoperating expenses...............      44,341,348                   361,787             --                  --       44,703,135
Advertising expenses:
-  Torres Abasto....................       3,708,767                        --             --                  --        3,708,767
-  Abasto...........................       1,369,340                        --             --                  --        1,369,340
-  Paseo Alcorta....................         854,961                        --             --                  --          854,961
Investment projects:
-  Paseo Alcorta....................         704,525                        --             --                  --          704,525
-  Price line.......................         372,946                        --             --                  --          372,946
-  Multiespacio.....................          80,192                        --             --                  --           80,192
-  Sales by TV......................         121,232                        --             --                  --          121,232
Goodwill:
-  Old Alto Palermo S.A.............      21,917,268                        --             --                  --       21,917,268
-  Tarshop S.A......................         560,416                        --             --                  --          560,416
-  Inversha S.A.....................       1,007,912                        --             --                  --        1,007,912
-  Pentigras S.A....................         587,529                        --             --                  --          587,529
-  Fibesa S.A.......................      18,881,395                        --             --                  --       18,881,395
Tenant List-Patio Bullrich .........       4,188,580                        --             --                  --        4,188,580
Deferred charges ...................         142,188                    98,940             --                  --          241,128
Other ..............................         332,268                    88,065             --           (420,333)               --
                                     ---------------------  ------------------  -------------  ------------------  ---------------
Total as of June 30, 2002........... Ps. 120,516,494        Ps.      4,695,288  Ps.        --  Ps.  (3) (420,333)  Ps. 124,791,449
                                     =====================  ==================  =============  ==================  ===============
Total as of June 30, 2001........... Ps.  93,089,331        Ps. (5) 27,504,000  Ps.  (76,837)  Ps.             --  Ps. 120,516,494
                                     =====================  ==================  =============  ==================  ===============

                                                                             Amortization
                                         -----------------------------------------------------------------------------------
                                                                             Current year
                                                              ------------------------------------------
                                         Accumulated as of    Increases (decreases)         Amount         Accumulated as of
               Principal account         beginning of years      and transfers               (1)             end of years
--------------------------------------- -------------------   ---------------------  -------------------   -----------------
Trademarks.............................. Ps.         99,860   Ps.                --  Ps.          54,238   Ps.       154,098
Deferred financing costs................          5,400,356                      --            4,315,341           9,715,697
Expenses related to securitization
of receivables..........................            991,870                      --            2,154,975           3,146,845
Preoperating expenses...................         40,060,475                      --            1,592,827          41,653,302
Advertising expenses:
-  Torres Abasto........................          3,427,272                      --              233,282           3,660,554
-  Abasto...............................          1,255,229                      --              114,111           1,369,340
-  Paseo Alcorta........................            854,961                      --                   --             854,961
Investment projects:
-  Paseo Alcorta........................            704,525                      --                   --             704,525
-  Price line...........................            372,946                      --                   --             372,946
-  Multiespacio.........................                 --                      --               80,192              80,192
-  Sales by TV..........................            121,232                      --                   --             121,232
Goodwill:
-  Old Alto Palermo S.A.................          8,218,974                      --            2,191,727          10,410,701
-  Tarshop S.A..........................            174,062                      --               58,000             232,062
-  Inversha S.A.........................            291,511                      --               96,051             387,562
-  Pentigras S.A........................            181,181                      --               61,536             242,717
-  Fibesa S.A...........................          1,888,140                      --            1,888,140           3,776,280
Tenant List-Patio Bullrich .............          2,303,713                      --              837,715           3,141,428
Deferred charges .......................              7,899                      --               43,446              51,345
Other ..................................             53,477                (79,621)               26,144                  --
                                         ------------------   ---------------------  -------------------   -----------------
Total as of June 30, 2002............... Ps.     66,407,683   Ps.   (3)    (79,621)  Ps. (2)  13,747,725   Ps.    80,075,787
                                         ==================   =====================  ===================   =================
Total as of June 30, 2001............... Ps.     48,925,172   Ps.                --  Ps. (4)  17,482,511   Ps.    66,407,683
                                         ==================   =====================  ===================   =================

                                                        Net carrying value as of June 30,
                                                     --------------------------------------
               Principal account                           2002                2001
---------------------------------------------------  -----------------   ------------------
Trademarks.........................................  Ps.       356,353   Ps.        392,033
Deferred financing costs...........................          9,428,521           13,688,399
Expenses related to securitization
of receivables.....................................          2,690,609              773,109
Preoperating expenses..............................          3,049,833            4,280,873
Advertising expenses:
-  Torres Abasto...................................             48,213              281,495
-  Abasto..........................................                 --              114,111
-  Paseo Alcorta...................................                 --                   --
Investment projects:
-  Paseo Alcorta...................................                 --                   --
-  Price line......................................                 --                   --
-  Multiespacio....................................                 --               80,192
-  Sales by TV.....................................                --                    --
Goodwill:
-  Old Alto Palermo S.A............................         11,506,567           13,698,294
-  Tarshop S.A.....................................            328,354              386,354
-  Inversha S.A....................................            620,350              716,401
-  Pentigras S.A...................................            344,812              406,348
-  Fibesa S.A......................................         15,105,115           16,993,255
Tenant List-Patio Bullrich ........................          1,047,152            1,884,867
Deferred charges ..................................            189,783              134,289
Other .............................................                 --              278,791
                                                     -----------------   ------------------
Total as of June 30, 2002..........................  Ps.    44,715,662   Ps.             --
                                                     =================   ==================
Total as of June 30, 2001..........................  Ps.            --   Ps.     54,108,811
                                                     =================   ==================

(1) The allocation of annual amortization charges in the statements of operations is included in "Other expenses" (Note 16.f.).
(2)  Includes Ps. 3,665,289 allocated in "Financial results, net" (Note 8),
     Ps. 730,244 in "Other expense, net" (Note 9) and Ps. 2,154,975 in "Net
     (loss) income in credit card trust".
(3)  Reclassified to fixed assets.
(4)  Includes Ps. 2,141,519 allocated in "Financial results, net" (Note 8),
     Ps. 1,402,218 in "Other expense, net" (Note 9), Ps. 2,227,425 in "Net loss in equity investments" and Ps. 909,665 in "Net (loss) income in credit card trust".
(5)  Includes Ps. 1,271 related to acquisitions.

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)

16.  OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

     C.   ALLOWANCES AND PROVISIONS

                                                  BALANCES AS OF
                                                   BEGINNING OF
                     ITEM                             YEARS           ADDITIONS           DEDUCTIONS
---------------------------------------------    ----------------  ----------------  --------------------
DEDUCTED FROM CURRENT ASSETS:
Allowance for doubtful accounts..............    Ps.   48,697,561  Ps.   47,046,857  Ps. (1) (45,530,137)
                                                 ----------------  ----------------  --------------------
Total as of June 30, 2002....................    Ps.   48,697,561  Ps.   47,046,857  Ps.     (45,530,137)
                                                 ================  ================  ====================
Total as of June 30, 2001....................    Ps.   34,829,985  Ps.(3)18,221,199  Ps.      (4,353,623)
                                                 ================  ================  ====================
Total as of June 30, 2000....................    Ps.   16,958,595  Ps.   19,688,732  Ps. (6)  (1,817,342)
                                                 ================  ================  ====================
DEDUCTED FROM NON-CURRENT ASSETS:
Allowance for doubtful accounts..............    Ps.       62,976  Ps.        3,658  Ps.               --
Allowance for doubtful mortgage receivable...           1,778,374         2,541,454           (2,111,553)
Impairment of inventory......................                  --         5,586,866                    --
Impairment of fixed assets...................    Ps.           --  Ps.   50,274,111  Ps.               --
                                                 ----------------  ----------------  --------------------
Total as of June 30, 2002....................    Ps.    1,841,350  Ps.   58,406,089  Ps.      (2,111,553)
                                                 ================  ================  ====================
Total as of June 30, 2001....................    Ps.       12,784  Ps.    1,828,566  Ps.               --
                                                 ================  ================  ====================
Total as of June 30, 2000....................    Ps.           --  Ps.       12,784  Ps.               --
                                                 ================  ================  ====================
INCLUDED IN CURRENT LIABILITIES:
Provision for contingencies..................    Ps.           --  Ps.    3,474,000  Ps.               --
                                                 ----------------  ----------------  --------------------
Total as of June 30, 2002....................    Ps.           --  Ps.    3,474,000  Ps.               --
                                                 ================  ================  ====================
Total as of June 30, 2001....................    Ps.           --  Ps.           --  Ps.               --
                                                 ================  ================  ====================
Total as of June 30, 2000....................    Ps.      134,729  Ps.           --  Ps. (5)    (134,729)
                                                 ================  ================  ====================
INCLUDED IN NON-CURRENT LIABILITIES:
Provision for contingencies..................    Ps.    3,838,409  Ps.    2,928,818  Ps. (2)  (2,372,756)
                                                 ----------------  ----------------  --------------------
Total as of June 30, 2002....................    Ps.    3,838,409  Ps.    2,928,818  Ps.      (2,372,756)
                                                 ================  ================  ====================
Total as of June 30, 2001....................    Ps.    4,309,172  Ps.      177,249  Ps. (4)    (648,012)
                                                 ================  ================  ====================
Total as of June 30, 2000....................    Ps.    4,000,241  Ps.(5)   308,931  Ps.               --
                                                 ================  ================  ====================

                                                             CARRYING VALUE AS OF JUNE 30,
                                                  -----------------------------------------------------
                     ITEM                               2002              2001              2000
---------------------------------------------     ----------------  ----------------  ----------------
DEDUCTED FROM CURRENT ASSETS:
Allowance for doubtful accounts..............     Ps.   50,214,281  Ps.   48,697,561  Ps.   34,829,985
                                                  ----------------  ----------------  ----------------
Total as of June 30, 2002....................     Ps.   50,214,281  Ps.           --  Ps.           --
                                                  ================  ================  ================
Total as of June 30, 2001....................     Ps.           --  Ps.   48,697,561  Ps.           --
                                                  ================  ================  ================
Total as of June 30, 2000....................     Ps.           --  Ps.           --  Ps.   34,829,985
                                                  ================  ================  ================
DEDUCTED FROM NON-CURRENT ASSETS:
Allowance for doubtful accounts..............     Ps.       66,634  Ps.       62,976  Ps.       12,784
Allowance for doubtful mortgage receivable...            2,208,275         1,778,374                --
Impairment of inventory......................            5,586,866                --                --
Impairment of fixed assets...................     Ps.   50,274,111  Ps.           --  Ps.           --
                                                  ----------------  ----------------  ----------------
Total as of June 30, 2002....................     Ps.   58,135,886  Ps.           --  Ps.           --
                                                  ================  ================  ================
Total as of June 30, 2001....................     Ps.           --  Ps.    1,841,350  Ps.           --
                                                  ================  ================  ================
Total as of June 30, 2000....................     Ps.           --  Ps.           --  Ps.       12,784
                                                  ================  ================  ================
INCLUDED IN CURRENT LIABILITIES:
Provision for contingencies..................     Ps.    3,474,000  Ps.           --  Ps.           --
                                                  ----------------  ----------------  ----------------
Total as of June 30, 2002....................     Ps.    3,474,000  Ps.           --  Ps.           --
                                                  ================  ================  ================
Total as of June 30, 2001....................     Ps.           --  Ps.           --  Ps.           --
                                                  ================  ================  ================
Total as of June 30, 2000....................     Ps.           --  Ps.           --  Ps.           --
                                                  ================  ================  ================
INCLUDED IN NON-CURRENT LIABILITIES:
Provision for contingencies..................     Ps.    4,394,471  Ps.    3,838,409  Ps.    4,309,172
                                                  ----------------  ----------------  ----------------
Total as of June 30, 2002....................     Ps.    4,394,471  Ps.           --  Ps.           --
                                                  ================  ================  ================
Total as of June 30, 2001....................     Ps.           --  Ps.    3,838,409  Ps.           --
                                                  ================  ================  ================
Total as of June 30, 2000....................     Ps.           --  Ps.           --  Ps.    4,309,172
                                                  ================  ================  ================

(1) Includes recovery of allowance for doubtful accounts of Ps. 78,356 and exposure to inflation of Ps. 45,451,781.
(2) Includes recovery of provision for contingencies of Ps. 104,393 and exposure to inflation of Ps. 1,929,833.
(3)  Includes Ps. 320,412 related to acquisitions.
(4)  Includes recovery of provision for contingencies of Ps. 145,330.
(5)  Includes Ps. 134, 729 reclassified to non current.
(6)  Includes recovery of allowance for doubtful accounts of Ps. 92,863.

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)

16.  OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

     D. COST OF SALES AND DEVELOPMENT PROPERTIES, LEASES AND SERVICES AND CREDIT CARD

                                                                                       YEARS ENDED JUNE 30,
                                                          -------------------------------------------------------------------
                                                                  2002                      2001                  2000
                                                          --------------------     ----------------------  ------------------
I.   COST OF SALES AND DEVELOPMENT PROPERTIES

Inventory as of the beginning of the years .............   Ps.     34,830,599       Ps.       31,056,878   Ps.    61,523,116

Plus:
Purchases of the years .................................              384,290                         --           3,642,401
Expenses (Note 16.f.) ..................................              350,007                  1,317,221           1,666,479
Reclassified from fixed assets .........................                   --                 15,630,762                  --

Less:
Impairment of inventory ................................           (5,586,866)                        --                  --
Rescissions of sales contracts .........................                   --                    (59,680)         (4,478,158)
Properties delivered ...................................           (1,862,543)                  (548,119)        (20,899,984)
Stock as of the end of the years .......................          (23,311,765)               (34,830,599)        (31,056,878)
                                                           --------------------     ---------------------  ------------------
     COST OF SALES AND DEVELOPMENT PROPERTIES .........             4,803,722                 12,566,463          10,396,976
                                                           ====================     =====================  ==================
II.  COST OF LEASES AND SERVICES
Expenses (Note 16.f.) ..................................           69,108,451                 70,597,841          69,824,343
                                                           --------------------     ---------------------  ------------------
     COST OF LEASES AND SERVICES .......................           69,108,451                 70,597,841          69,824,343
                                                           ====================     =====================  ==================
III. COST OF CREDIT CARD OPERATIONS
Expenses (Note 16.f.) ..................................           11,429,544                 13,977,878           8,734,312
                                                           --------------------     ---------------------  ------------------
     COST OF CREDIT CARD OPERATIONS ....................           11,429,544                 13,977,878           8,734,312
                                                           ====================     =====================  ==================
     TOTAL COST ........................................   Ps.     85,341,717       Ps.       97,142,182   Ps.    88,955,631
                                                           ====================     =====================  ==================

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)

16.  OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

     E.   FOREIGN CURRENCY ASSETS AND LIABILITIES

                                                                                       Total as of June 30,
                                                                                ----------------------------------
                                                  Amount of      Current
                                                   foreign       exchange
            Captions               Currency       currency         rate               2002              2001
----------------------------------------------  ------------- --------------    ----------------  ----------------
ASSETS
CURRENT ASSETS
Cash and banks...................     US$           1,203,746      3.70         Ps.   4,453,860   Ps.     266,084
Investments......................     US$              11,250      3.70                  41,625           819,640
Accounts receivable, net.........     US$                  --                                --        27,260,680
Other receivables and prepaid
expenses.........................     US$              17,000      3.70                  62,900         4,680,482
                                                --------------                  ----------------  ----------------
TOTAL CURRENT ASSETS.............                   1,231,996                   Ps.   4,558,385   Ps.  33,026,886
                                                --------------                  ----------------  ----------------

NON-CURRENT ASSETS
Accounts receivable, net.........     US$             740,000      3.70         Ps.   2,738,000   Ps.   6,525,570
Other receivables and prepaid
expenses, net....................     US$              45,000      3.70                 166,500         2,639,227
                                                --------------                  ----------------  ----------------
TOTAL NON-CURRENT ASSETS.........                     785,000                   Ps.   2,904,500   Ps.   9,164,797
                                                --------------                  ----------------  ----------------
TOTAL ASSETS AS OF JUNE 30, 2002.                   2,016,996                   Ps.   7,462,885   Ps.          --
                                                ==============                  ================  ================
TOTAL ASSETS AS OF JUNE 30, 2001                           --                   Ps.          --   Ps.  42,191,683
                                                ==============                  ================  ================

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable...........     US$             349,869      3.80         Ps.   1,329,503   Ps.     684,296
Customer advances................     US$                  --                                --        31,113,682
Short-term debt..................     US$           1,040,153      3.80               3,952,581        96,751,530
Related parties..................     US$                  --                                --           551,629
                                                --------------                  ----------------  ----------------
TOTAL CURRENT LIABILITIES........                   1,390,022                   Ps.   5,282,084   Ps. 129,101,137
                                                --------------                  ----------------  ----------------

NON CURRENT LIABILITIES
Trade accounts payable...........     US$           1,609,760      3.80         Ps.   6,117,088   Ps.   3,776,183
Customer advances................     US$                  --                                --        58,423,737
Long-term debt...................     US$          18,719,686      3.80              71,134,807       205,636,522
Related parties..................     US$          14,550,073      3.80              55,290,277                --
                                                --------------                  ----------------  ----------------
TOTAL NON-CURRENT LIABILITIES....                  34,879,519                   Ps. 132,542,172   Ps. 267,836,442
                                                ==============                  ================  ================
TOTAL LIABILITIES AS OF JUNE 30,
2002.............................                  36,269,541                   Ps. 137,824,256   Ps.          --
                                                ==============                  ================  ================
TOTAL LIABILITIES AS OF JUNE 30,
2001.............................                          --                   Ps.          --   Ps. 396,937,579
                                                ==============                  ================  ================

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)

16.  OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

     F.   OTHER EXPENSES

                                                                        Expenses
                                       -------------------------------------------------------------------------------
                                                                          Cost of
                                           Cost of        Cost of        sales and
                                         leases and     credit card     development
                 Items                    services      operations       Properties     Administrative     Selling
-------------------------------------  -------------- ---------------  --------------  --------------- ---------------
 Depreciation and amortization.......  Ps. 54,468,569  Ps.  1,068,875  Ps.        --   Ps.    853,289   Ps.    347,393
 Allowance for doubtful accounts.....              --              --             --               --       46,972,159
 Salaries and bonuses................              --       4,797,876             --        7,042,947          677,007
 Condominium expenses................      10,542,245              --             --               --               --
 Taxes, rates, contributions and
 services............................         483,395       2,290,674          3,083        2,874,640               --
 Fees and payments for services......              --         534,859             --        4,461,998           17,535
 Parking.............................       3,185,420              --             --               --               --
 Advertising.........................              --              --             --               --        3,180,510
 Fees for directors..................              --              --             --        1,934,618               --
 Commissions.........................              --       1,911,142             --               --               --
 Rental .............................         312,096         144,193             --        1,217,837               --
 Insurance...........................              --         184,062             --          626,684               --
 Stationery..........................              --         218,960             --          575,076               --
 Maintenance and repairs.............          10,733         148,418        260,074          318,973               --
 Social security contributions.......              --              --             --          593,681          136,110
 Personnel ..........................              --         127,119             --          431,084               --
 Bank charges........................              --              --             --          371,551               --
 Control authorities expenses........              --              --             --          170,304               --
 Freight and transportation..........              --              --             --          129,915               --
 Computer services...................         105,993              --             --               --               --
 Other...............................              --           3,366         86,850          986,615          356,754
                                       --------------  --------------  -------------   --------------  ---------------
 Total as of June 30, 2002...........  Ps. 69,108,451  Ps. 11,429,544  Ps.   350,007   Ps. 22,589,212  Ps.  51,687,468
                                       ==============  ==============  =============   ==============  ===============
 Total as of June 30, 2001...........  Ps. 70,597,841  Ps. 13,977,878  Ps. 1,317,221   Ps. 30,831,832  Ps.  27,581,723
                                       ==============  ==============  =============   ==============  ===============
 Total as of June 30, 2000...........  Ps. 69,824,343  Ps.  8,734,312  Ps. 1,666,479   Ps. 27,608,310  Ps.  44,780,794
                                       ==============  ==============  =============   ==============  ===============

                                          Total as of     Total as of    Total as of
                                            June 30,        June 30,       June 30,
                 Items                        2002            2001           2000
-------------------------------------   --------------- --------------- ---------------
 Depreciation and amortization.......   Ps.  56,738,126 Ps.  60,729,546 Ps.  57,479,889
 Allowance for doubtful accounts.....        46,972,159      17,950,979      19,608,653
 Salaries and bonuses................        12,517,830      21,426,875      17,458,850
 Condominium expenses................        10,542,245              --              --
 Taxes, rates, contributions and
 services............................         5,651,792      10,116,952       9,693,276
 Fees and payments for services......         5,014,392       6,430,485       5,793,322
 Parking.............................         3,185,420       4,999,818       4,323,736
 Advertising.........................         3,180,510       5,645,730      20,049,172
 Fees for directors..................         1,934,618       1,969,586       1,820,403
 Commissions.........................         1,911,142       2,607,867       2,485,190
 Rental .............................         1,674,126       3,034,105       2,995,122
 Insurance...........................           810,746         886,945         959,258
 Stationery..........................           794,036       1,005,680       1,293,162
 Maintenance and repairs.............           738,198       1,357,151       2,097,445
 Social security contributions.......           729,791       1,783,835       1,623,519
 Personnel ..........................           558,203         867,360       1,068,465
 Bank charges........................           371,551         549,448         538,640
 Control authorities expenses........           170,304         167,617         182,263
 Freight and transportation..........           129,915         178,233         202,404
 Computer services...................           105,993         585,393         396,025
 Other...............................         1,433,585       2,012,890       2,545,444
                                        --------------- --------------- ---------------
 Total as of June 30, 2002...........   Ps. 155,164,682 Ps.          -- Ps.          --
                                        =============== =============== ===============
 Total as of June 30, 2001...........   Ps.          -- Ps. 144,306,495 Ps.          --
                                        =============== =============== ===============
 Total as of June 30, 2000...........   Ps.          -- Ps.          -- Ps. 152,614,238
                                        =============== =============== ===============

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Management and Shareholders of
Brazil Realty S.A. Empreendimentos e Participacoes

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in financial position and of changes in shareholders' equity present fairly, in all material respects, the financial position of Brazil Realty S.A. Empreendimentos e Participacoes and its subsidiaries at June 30, 2001 and the results of their operations and their changes in financial condition for the year then ended, expressed in Brazilian reais, in conformity with accounting principles prescribed by Brazilian Corporate Law. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Accounting principles prescribed by Brazilian Corporate Law vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Brazilian reais for the year ended June 30, 2001 and the determination of consolidated shareholders' equity also expressed in Brazilian reais at June 30, 2001 to the extent summarized in Note 18 to the consolidated financial statements.

The financial statements previously presented as at and for the twelve months ended June 30, 2000 were prepared on the basis of generally accepted accounting principles in Brazil. The accompanying financial statements have been prepared on the basis of accounting principles prescribed by Brazilian Corporate Law, and reconciled to accounting principles generally accepted in the United States of America (Notes 2 and 18).

Sao Paulo, Brazil,

August 10,  2001



PricewaterhouseCoopers Auditores Independentes
Sao Paulo, Brazil

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management and Shareholders of

Brazil Realty S.A. Empreendimentos e Participacoes:


(1) We have audited the consolidated balance sheet of BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES (a Brazilian corporation) and subsidiaries as of June 30, 2000 and the related statements of income, changes in shareholders' equity, and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(3) In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the consolidated financial position of Brazil Realty S.A. Empreendimentos e Participacoes and subsidiaries as of June 30, 2000, and the results of their operations, and the changes in their financial position for the year then ended, in accordance with accounting principles prescribed by Brazilian corporate law.

(4) Accounting practices used by the Company in preparing the accompanying financial statements conform with accounting principles prescribed by Brazilian corporate law but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and a reconciliation of consolidated net income and shareholders' equity to U.S. generally accepted accounting principles are set forth in Note 18. As mentioned in Note 2, the Company is reissuing its financial statements as of and for the year ended June 30, 2000 due to the change of its reporting currency from reais of constant purchasing power as of the latest balance sheet date to nominal reais, in order to maintain consistency in the presentation of the financial statements.

Arthur Andersen

Sao Paulo, Brazil,

         January 19, 2001
         (except to the matters discussed in Notes 2 and 18, for which the date is August 10, 2001)

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
                                AND SUBSIDIARIES

               CONSOLIDATED BALANCE SHEETS--JUNE 30, 2001 AND 2000

                        (In thousands of Brazilian reais)

                                   A S S E T S

                                                                  JUNE 30,
                                                          ------------------------
                                                             2001          2000
                                                          ----------    ----------
CURRENT ASSETS:
    Cash, cash equivalents and financial  investments         97,738        59,308
    Accounts receivable                                       78,845        68,115
                                                          ----------    ----------

     Allowance for doubtful accounts                            (557)       (1,037)
         Inventory - properties                               68,073        52,278
         Recoverable income taxes                             12,991        11,141
         Project costs                                         2,864         4,526
         Other assets                                            192         4,769
                                                          ----------    ----------
                          Total current assets               260,146       199,100
                                                          ----------    ----------
NONCURRENT ASSETS:
         Accounts receivable                                  88,513       109,300
         Deferred income tax                                   3,139         2,660
         Other assets                                              3            12
                                                          ----------    ----------
                          Total non-current assets            91,655       111,972
                                                          ----------    ----------
PERMANENT ASSETS:
         Investments                                          36,400        31,145
         Property and equipment, net                          81,662        88,840
         Deferred expenses                                     1,374           796
                                                          ----------    ----------
                          Total permanent assets             119,436       120,781
                                                          ----------    ----------
                                   Total assets              471,237       431,853
                                                          ==========    ==========





                     The accompanying notes are an integral
                 part of these consolidated financial statements

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
                                AND SUBSIDIARIES

               CONSOLIDATED BALANCE SHEETS--JUNE 30, 2001 AND 2000

                        (In thousands of Brazilian reais)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                         JUNE 30,
                                                                                  -----------------------
                                                                                    2001          2000
                                                                                  ---------    ----------
CURRENT LIABILITIES:
         Estimated costs to complete construction projects in process                42,273        44,493
         Accounts payable for properties acquisition, current portion                13,646        10,243
     Suppliers                                                                       12,132            54
         Bank debt and financing                                                      9,803        13,496
         Interest payable                                                             2,084         1,660
         Income tax and social contribution payable                                       -           363
         Taxes payable, other than income tax                                         1,917           897
         Other accounts payable                                                       2,278         5,956
                                                                                  ---------    ----------
                                   Total current liabilities                         84,133        77,162
                                                                                  ---------    ----------
NONCURRENT LIABILITIES:
         Fixed rate notes                                                            46,416        36,245
         Financing                                                                    3,299         6,074
         Deferred profit on sales of properties, net                                 40,875        54,554
         Estimated costs to complete construction projects in process                19,182        26,127
    Provision for contingencies                                                       9,791             -
         Accounts payable for properties acquisition                                  6,014         7,422
         Deferred income tax                                                          1,640         4,745
                                                                                  ---------    ----------
                                   Total non-current liabilities                    127,217       135,167
                                                                                  ---------    ----------

Deferred revenue                                                                        645           847
                                                                                  ---------    ----------

MINORITY INTEREST                                                                    11,495         7,638
                                                                                  ---------    ----------
SHAREHOLDERS' EQUITY:
         Paid-in capital                                                            158,466       123,546
         Advance for future capital increase                                              -         7,129
         Treasury shares                                                             (6,470)       (6,470)
         Profit reserve                                                              69,415        61,995
         Legal reserve                                                                7,180         4,697
    Retained earnings                                                                19,156        20,142
                                                                                  ---------    ----------
                                   Total shareholders' equity                       247,747       211,039
                                                                                  ---------    ----------
                                   Total liabilities and shareholders' equity       471,237       431,853
                                                                                  =========    ==========


                     The accompanying notes are an integral
                 part of these consolidated financial statements

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

               FOR THE TWELVE MONTHS ENDED JUNE 30, 2001 AND 2000

                        (In thousands of Brazilian reais)

                                                                                     TWELVE MONTHS ENDED JUNE 30,
                                                                                     ----------------------------
                                                                                        2001           2000
                                                                                     -----------      ----------
REVENUE:
         Sale of properties                                                             133,529          145,811
         Resale of properties                                                            22,782            4,872
         Rental properties                                                               17,937           14,143
         Other                                                                               99               88
         Services                                                                         2,817              974
         Taxes on revenue                                                                (8,741)          (1,605)
                                                                                     -----------      ----------
NET REVENUE                                                                             168,423          164,283

COST OF SALES AND SERVICES:
         Cost of properties sold                                                        (70,937)         (81,060)
         Cost of resale of properties                                                   (11,576)          (3,314)
         Cost of rental properties                                                       (2,697)          (2,107)
                                                                                     ----------       ----------
GROSS PROFIT                                                                             83,213           77,802
                                                                                     ----------       ----------
OPERATING (EXPENSES) INCOME:
         General and administrative expenses                                            (12,145)         (11,281)
         Marketing and selling expenses                                                 (22,017)         (14,248)
         Losses from investments                                                         (1,747)          (2,884)
         Financial income and expenses, net                                             (10,555)           2,320
         Other operating income and expenses, net                                            67              811
                                                                                     ----------       ----------


INCOME BEFORE INCOME TAX AND MINORITY INTEREST                                           36,816           52,520

INCOME TAX                                                                               (1,496)          (1,600)
                                                                                     ----------       ----------
NET INCOME BEFORE MINORITY INTEREST                                                      35,320           50,920

MINORITY INTEREST                                                                        (6,403)          (4,619)

REVERSAL OF INTEREST ON OWN CAPITAL (Note 3.1)                                           19,750                -
                                                                                     ----------       ----------
NET INCOME                                                                               48,667           46,301
                                                                                     ==========       ==========
EARNINGS PER SHARE OUTSTANDING AT END OF THE PERIOD (R$)                                   0.61             0.64
                                                                                     ==========       ==========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

               FOR THE TWELVE MONTHS ENDED JUNE 30, 2001 AND 2000

                        (In thousands of Brazilian reais)

                                                                 Advance for
                                                        Paid-in  Future capital   Treasury  Legal      Profit    Retained
                                                        Capital  increase         Shares    Reserve    Reserve   earnings   Total
                                                        -------  --------         ------    -------    -------   --------   -----
BALANCES AS OF JUNE 30, 1999                            123,546           -        (6,470)     2,621     32,419    15,350   167,466

Advance for future capital increase made
   through capitalization of dividend payable                 -       7,129             -         -           -         -     7,129
Net income                                                    -           -             -         -           -    46,301    46,301
Allocation of net income for the year ended
   December 31, 1999 as approved by the
   shareholders meeting held on April 25, 2000:
                  Legal reserve                               -           -             -     2,076           -    (2,076)        -
                  Dividends                                   -           -             -         -           -    (9,857)   (9,857)
              Profit Reserve                                  -           -             -         -      29,576   (29,576)        -
                                                      ---------    --------     ---------   -------  ---------- --------- ---------
BALANCES AS OF JUNE 30, 2000                            123,546       7,129        (6,470)    4,697      61,995    20,142   211,039

Capital contributions in cash received
   as part of the subscription of paid-in capital for
   a total of R$ 18,132 approved by the Board of
   Directors on June 28, 2000                            11,003           -             -         -           -         -    11,003
Capitalization of advance for future capital
   increase as approved by the shareholders
   meeting held on July 28, 2000                          7,129      (7,129)            -         -           -         -         -
Capital increase through capitalization of
   interest on own capital payable ot R$ 19,750,
   net of income tax withheld from shareholders
   of R$ 2,962 approved on December 21, 2000             16,788           -             -         -           -         -    16,788
Net income                                                    -           -             -         -           -    48,667    48,667

Allocation of income for the year ended December 31,
   2000 as approved by the shareholders meeting held
   on February 20, 2001:
                  Legal reserve                               -           -             -     2,483           -    (2,483)        -
             Profit reserve                                                                               7,420    (7,420)        -
                  Dividends                                   -           -             -         -           -   (20,000)  (20,000)
              Interest on own capital                                                                             (19,750)  (19,750)
                                                      ---------    --------     ---------   -------  ---------- --------- ---------
BALANCES AS OF JUNE 30, 2001                            158,466           -        (6,470)    7,180      69,415    19,156   247,747
                                                      =========    ========     =========   =======  ========== ========= =========



The accompanying notes are an integral part of these consolidated financial statements.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
                                AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
               FOR THE TWELVE MONTHS ENDED JUNE 30, 2001 AND 2000

                        (In thousands of Brazilian reais)

                                                                                       TWELVE MONTHS ENDED JUNE 30,
                                                                                      --------------------------------
                                                                                         2001              2000
                                                                                      ------------    ----------------
SOURCES OF FUNDS
   FROM OPERATIONS
NET INCOME                                                                                48,667              46,301
   Depreciation and amortization                                                           2,259               2,830
   Deferred income tax                                                                    (3,584)                  -
   Exchange loss  on non-current liabilities                                              10,171                 155
   Residual value of fixed assets disposed off                                             2,974                 494
   Provision for contingencies                                                             9,791                   -
   Minority interest                                                                       6,403               4,619
                                                                                      ----------      --------------
ADJUSTED NET INCOME                                                                       76,681              54,399

   FROM SHAREHOLDERS

   Increase in share capital                                                              27,791                   -
   Advance for future capital increase                                                         -               7,129
                                                                                      ----------      --------------
TOTAL SOURCES OF FUNDS - SHAREHOLDERS                                                     27,791               7,129

   FROM THIRD PARTIES

   Bank financing                                                                              -               5,919
   Increase in deferred income tax                                                             -               2,085
   Transfer from non current to current assets                                               773              22,406
   Decrease in non current accounts receivable and other assets                           20,796              14,406
                                                                                      ----------      --------------
TOTAL SOURCES OF FUNDS - THIRD PARTIES                                                    21,569              44,816

TOTAL SOURCES OF FUNDS                                                                   126,041             106,344

USES OF FUNDS
   Increases in Investments                                                                2,230               4,674
   Increases in fixed assets                                                               1,782               5,594
   Increase in intangible assets                                                             649               1,047
   Decrease in deferred profit on sale of properties, net and
       deferred revenue                                                                   13,881               7,926
   Decrease in estimated costs to complete construction in process                         6,945              18,029
   Long-term debt transferred to short-term                                                2,775                 155
   Decrease in long term accounts payable                                                  1,408               2,478
   Dividends on consolidated subsidiaries and affiliates paid to  minority interests       2,546               1,946
   Dividends                                                                              20,000               9,857
   Interest in own capital                                                                19,750                   -
                                                                                      ----------      --------------
TOTAL USES OF FUNDS                                                                       71,966              51,706
                                                                                      ----------      --------------
INCREASE IN WORKING CAPITAL                                                               54,075              54,638
WORKING CAPITAL AT THE BEGINNING OF THE PERIOD                                           121,938              67,300
                                                                                      ----------      --------------

WORKING CAPITAL AT THE END OF THE PERIOD                                                 176,013             121,938
                                                                                      ==========      ==============

                     The accompanying notes are an integral
                part of these consolidated financial statements.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


1. OPERATIONS


Brazil Realty S.A. Empreendimentos e Participacoes S.A. ("Brazil Realty") and its subsidiaries ("the Company") are engaged primarily in the acquisition, development, marketing and sale of residential and commercial properties. In this context, these companies also conduct sales of vacant land, rental of properties, and management and advisory services on real estate projects, and have investments in the equity of affiliated real-estate companies and in real-estate investment funds.


2. FINANCIAL STATEMENT PRESENTATION

(a) BASIS OF PRESENTATION AND REPORTING PERIOD
----------------------------------------------

The financial statements have been prepared specifically for purposes of permitting the shareholder IRSA Inversiones y Representaciones S.A., to comply with its reporting requirements with the Securities and Exchange Commission ("SEC") of the United States of America. The financial statements have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law.

While the fiscal year-end of the Company is December 31 of each year, the balance sheet as of June 30, 2001 and 2000 and the statements of income, of changes in financial position and of changes in shareholders' equity for the twelve months ended June 30, 2001 and 2000 have been prepared for the special-purpose indicated above.

Until December 31, 1995, publicly traded companies in Brazil were required to prepare their financial statements according to two sets of accounting principles: (a) Brazilian Corporate Law, which was and remains in full force and is valid for all legal purposes, including the basis for calculating income taxes and mandatory minimum dividends; and (b) generally accepted accounting principles in Brazil (Brazilian GAAP), which require the application of the constant currency method of accounting to reflect the effect of inflation in the preparation of supplementary financial statements, in accordance with the standards recommended by the Comissao de Valores Mobiliarios (CVM), the Brazilian securities commission. The accounting principles under Brazilian Corporate Law and Brazilian GAAP differ in the method of recognizing the effects of inflation in the financial statements.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------



 (b) BRAZILIAN CORPORATE LAW
----------------------------

Under Brazilian Corporate Law, until December 31, 1995 a simplified method was used to recognize the effects of inflation, which consisted of indexing permanent assets (investments, property and equipment, and intangible assets) and shareholders' equity accounts using indices set forth by the Federal Government of Brazil, based on the variation of the Unidade Fiscal de Referencia
(UFIR). The net effect of the indexation was charged or credited in the statement of income under a single account. Brazilian Corporate Law, however, did not recognize the effect of inflation in certain balance sheet accounts, such as inventories and customer advances; this method also did not require the indexation of information from the preceding years when presenting comparative financial information. In the highly inflationary environment prevailing in Brazil until July 1,1994, the financial statements prepared in accordance with accounting principles set forth in Brazilian Corporate Law did not allow for a consistent comparison of financial information between two different periods.

Under Brazilian Corporate Law and the CVM rules, the application of the method to account for the effects of inflation described above was prohibited beginning January 1, 1996 and, therefore, the financial statements prepared in accordance with Brazilian Corporate Law do not include the recognition of the effects of inflation since then.


(c) CONSTANT CURRENCY METHOD (BRAZILIAN GAAP)
--------------------------------------------

Under the constant currency method required by Brazilian GAAP, all amounts presented in reais, both in the financial statements and notes thereto, are stated in constant purchasing power currency on the date of the latest balance sheet presented, pursuant to the CVM rules for publicly traded companies. Brazilian GAAP requires application of the constant currency method also after December 31, 1995. The constant currency method requires the recognition of the following effects of inflation in the financial statements:

    o Adjustment of the opening balances, non-monetary asset additions and related depreciation or cost of non-monetary assets sold by applying a general inflation index, recognizing the gain by means of a credit to income.
    o Adjustment of shareholders' equity opening balances and movements for the period by applying a general inflation index, recognizing the loss by means of a charge to income.
    o Allocation of inflationary gains and losses of non-monetary items to the corresponding income and expenses. Gains and losses for which the corresponding income and expenses were not identified are allocated to a specific account under "Other operating income and expenses, net".

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


 (d) CHANGES IN THE PRESENTATION OF THE FINANCIAL STATEMENTS
------------------------------------------------------------

These financial statements were prepared in accordance with the accounting principles set forth by Brazilian Corporate law (Law 6.404/76 and Law 10.303/2001 as amended) and rules and instructions issued by the CVM, which include the indexation of permanent assets and shareholders' equity solely until December 31, 1995. Through the twelve months ended June 30, 2000, the financial statements of the Company presented in documents filed with the SEC were submitted pursuant to Brazilian GAAP, requiring full application of the constant currency method after December 31, 1995. In common with other Brazilian companies whose financial statements are presented in documents filed with the SEC, the Company has been granted the option to present its primary financial statements on the basis of accounting principles established under Brazilian Corporate Law beginning with the twelve months ended June 30, 2001.

This accommodation arose from a position paper prepared by the International Task Force of the American Institute of Certified Public Accountants (AICPA). The SEC staff informally indicated that it would not object to such presentation. To harmonize the presentation format of financial statements to be used by shareholders in the United States with those used in the Brazilian market, management has prepared the Company's financial statements pursuant to the principles set forth in Brazilian Corporate Law. All periods are presented in accordance with Brazilian Corporate Law as the change in the reporting currency from reais of constant purchasing power as of the latest balance sheet date to nominal reais requires a restatement of all periods submitted in order to maintain consistency in the presentation of the financial statements.


(e) SUMMARIZED FINANCIAL STATEMENTS FOR THE PRECEDING YEAR IN CURRENCY OF CONSTANT PURCHASING POWER

The previously filed financial statements for the preceding twelve-month period were prepared in accordance with Brazilian GAAP, stated in constant currency of June 30, 2000, and are summarized below:


Condensed Consolidated Balance sheet - June 30, 2000 (in R$ of constant purchasing power as of June 30, 2000)


Current assets                                                     205,533
Non-current assets                                                 111,972
Permanent assets                                                   154,250
                                                                 ---------
Total assets                                                       471,755
                                                                 =========

Current liabilities                                                 77,180
Non-current liabilities                                            134,266
Minority interest                                                    7,764
Shareholders' equity                                               252,545
                                                                 ---------
Total liabilities and shareholders' equity                         471,755
                                                                 =========

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


Condensed Consolidated Statement of income - Twelve-month period ended June 30, 2000 (in R$ of constant purchasing power as of June 30, 2000)


Net revenue                                                        165,240
Gross profit                                                        80,559
Income before income tax and minority interest                      51,659
Net income                                                          44,021


(f) RECONCILIATION BETWEEN SHAREHOLDERS' EQUITY AND NET INCOME DETERMINED UNDER BRAZILIAN CORPORATE LAW AND BRAZILIAN GAAP

The reconciliation, as of and for the twelve-month period ended June 30, 2000, between shareholders' equity and net income under Brazilian Corporate Law, used for these financial statements, and under Brazilian GAAP, used for the documents filed with the SEC until the year ended June 30, 2000, is presented below:


                                                                SHAREHOLDER'S         NET INCOME FOR THE
                                                        EQUITY AS OF JUNE 30,              TWELVE MONTHS
                                                                         2000        ENDED JUNE 30, 2000
Balances determined under Brazilian Corporate
   Law as currently presented in these financial
   statements                                                         211,039                     46,301
Effects of inflation on:
    Inventories - Properties                                            5,662                      5,239
    Investments                                                         6,334                          -
    Property and equipment and deferred expenses                       27,133                     15,904
    Project costs                                                       2,519                      2,282
    Shareholders' equity                                                    -                    (22,599)
    Other                                                                 (18)                         -
Minority interests                                                       (124)                    (3,106)
                                                            -----------------            ---------------
Balances determined under Brazilian GAAP as previously
   presented                                                          252,545                     44,021
                                                            =================            ===============



3. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies adopted in the preparation of the consolidated financial statements, summarized below, are consistent with those used in the preceding year, except for the changes in the basis of presentation of the financial statements described in Note 2 above.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


(a) Indexed and Foreign-Currency Denominated Assets and Liabilities--Assets and liabilities denominated in foreign currencies or subject to indexation by contract are carried at historical amounts subsequently updated through the balance-sheet date according to the contractual terms and based on the year-end value of the respective currency or index.

(b) Cash, Cash Equivalents and Financial Investments--In accordance with Brazilian Corporate Law this caption includes cash and cash equivalents and other financial investments consisting mainly of government marketable securities and quotas in mutual funds. Cash and cash equivalents consists of cash, highly liquid investment funds, certificates of deposit and other financial instruments with original maturity of 90 days or less, stated at cost plus interest accrued through the balance sheet date. Government marketable securities and investments in quotas of mutual funds are recorded at its amortized cost plus accrued financial charges or, if lower, its fair market value at the balance sheet date. Losses on marketable securities to reduce their carrying values to fair values are recognized in the statement of income.

(c) Allowance for Doubtful Accounts--The allowance is determined by management based on specific analyses of the performance of the receivables, in light of the contractual guarantees (usually, pledge of subject property) and for an amount considered to cover estimated probable losses on the realization of receivables.

(d) Inventories - Properties--Are stated at historical cost (acquisition cost and/or direct development and construction costs) and comprise the portion of allocated land, incurred selling expenses and construction costs of the units available for sale.

(e) Investments--Investments consists mainly of land held which is expected to be used to form investment funds and is stated at historical acquisition cost.

(f) Property and Equipment--Recorded at historical cost, inflation-indexed, when appropriate, up to December 31, 1995. Depreciation is provided for under the straight-line method according to the annual depreciation rates based on the estimated useful lives of the assets as indicated in Note 9 .

(g) Deferred Expenses--Consist substantially of expenses for issuance of Fixed Rate Note (Note 12.a) which are recorded at historical cost and expensed straight-line over the term of the notes.

(h) Income Taxes--Income tax and social contribution (a federally mandated tax based on income) are accrued on taxable income at the applicable tax rates (Note 13).

Deferred taxes on income are recognized under the liability method on temporary differences between the tax basis and reporting basis of assets and liabilities and on tax loss carryforwards. Some of the subsidiaries compute and pay income tax and social contribution based on a simplified method allowed for entities that do not attain established revenue thresholds. Under such simplified method, income tax and social contribution are computed and paid based on levels of revenue and not on taxable income. No deferred taxes have been recognized in such subsidiaries.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------

(i) Revenue and Cost Recognition - Sale and resale of properties--Revenues and costs of real estate projects are recognized under the percentage-of-completion method, based on specific control records per project and monitoring reports by technical areas. As soon as residential or commercial units are negotiated, the full contractual price is recognized in "Accounts receivable" with a counterentry in "Deferred Profit on Sale of Properties". Total attributed cost of the unit under sale contracts (allocated land cost plus selling expenses and incurred and budgeted construction costs) is charged to "Deferred Profit on Sale of Properties" against "Inventories" (for the portion of allocated land, incurred selling expenses and incurred construction costs) and "Estimated costs to complete construction projects in progress" (for the portion of budgeted construction costs). "Deferred profit on the sale of properties" consisting of both deferred revenue and costs as described above are recognized in income based on the percentage-of-completion. The effects of revisions to total attributed costs are allocated between income (for the portion of revenue already recognized) and deferred profit.

(j) Revenue and Cost Recognition - Rental properties--Revenue on rental properties consist of rent which is recognized in income when due from the customer. Entry fees charged on certain shopping center and commercial lease contracts were recorded as income upon signing the related contracts up to the year ended June 30, 2000. As from July 1, 2000 such fees are recognized in income straight-line over the contract period.

(k) Earnings per Share--Is calculated based on the number of shares outstanding at the balance sheet date , excluding treasury shares.

(l) Interest on own capital--As from January 1, 1996, Brazilian corporations are permitted to distribute and consider as dividends a tax-deductible notional interest charge on shareholders' equity . Such amount is recognized as an expense within "Financial income and expenses, net" with credit in liabilities . Simultaneously the same amount is reversed as income in "Reversal of interest in own capital" charging retained earnings.

(m) Use of estimates--The preparation of financial statements in accordance with accounting principles under Brazilian corporate law requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.


4. CONSOLIDATION POLICIES AND PROCEDURES

The consolidated financial statements include the accounts of Brazil Realty and all of its subsidiaries in which Brazil Realty directly owns more than 50% of the voting shares, as listed below. Associated companies in which Brazil Realty owns less than 50% of voting shares, but the control of which is shared which others, under a specific instruction from CVM, are consolidated on a proportional basis according to the percentage of total share capital owned. All significant intercompany accounts and transactions, as well as unrealized income in intercompany transactions are eliminated upon consolidation. The minority interests of consolidated subsidiaries in income and shareholders' equity are stated in specific accounts.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------

The consolidated subsidiaries, and the associated entities consolidated proportionally, are as follows:

                                                           PERCENTAGE OWNED
                                                            AS OF JUNE 30.
                                                           -----------------
                                                             2001     2000
                                                           -----------------
CONSOLIDATED SUBSIDIARIES
Brazil Realty Servicos e Investimentos Ltd.
   (Bahamas)                                                99.99    99.99
Brazil Realty Administracao e Locacao Ltda.                 99.99    99.99
BRC Servicos Ltda.                                          99.99    99.99
Millennium de Investimentos Imobiliarios Ltda.              99.99    99.99
Tal de Investimentos Imobiliarios Ltda.                     75.00    75.00
Cybra de Investimentos Imobiliarios Ltda.                   75.00    75.00
Tal de Empreendimentos Imobiliarios Ltda.                   75.00    75.00
Capital Realty de Investimento Imobiliario Ltda.            99.99      -
ABC Realty de Investimento Imobiliario Ltda.                95.00    90.00

AFFILIATES PROPORTIONALLY CONSOLIDATED

Fifity de Investimentos Imobiliarios Ltda.                  50.00    50.00
Country de Investimentos Imobiliarios Ltda.                 50.00    50.00
Forest Hill de Investimento Imobiliario Ltda.               25.00    25.00
Cyset de Investimento Imobiliario Ltda.                     36.99    36.99
BRX Adm. De Shopping Centers S/C ltda..                     49.99    49.99
BRH Adm. De Investimento Imobiliario Ltda.                  50.00      -
ABC II de Investimentos Imobiliarios Ltda.                  34.00      -
Fundo de Investimento Imobiliario Centro Textil
   Internacional                                            43.50    43.50
Fundo de Investimento Imobiliario ABC Plaza Shopping        20.40    20.40
Fundo Brasilio Machado de Investimento Imobiliario          50.00    50.00
Fundo JK de Investimento Imobiliario                        34.00    34.00
Fundo Tal de Investimento Imobiliario                       0.003    0.003

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------

5. CASH, CASH EQUIVALENTS AND FINANCIAL INVESTMENTS

                                                               2001    2000
                                                            -------------------
     Bank deposits and petty cash                             1,603    1,138
     Fixed income funds                                      39,263   13,811
     Marketable government securities:
        Brazilian External Debt (C Bond and Brazil 2040)     56,251   43,847
              Brazilian National Treasury Notes - NTN           595      486
              Russian External Debt                              26       26
                                                             ------   ------
                                                             97,738   59,308
                                                             ======   ======


Fixed income funds are mutual funds administered by banks, the purpose of which is to invest mostly in interbank deposits and bank certificates of deposit. The Company's deposits in these funds may be withdrawn at any time. As of June 30, 2001 and 2000 fixed income funds include R$ 3,868 and R$ 2,141, respectively, of quotas available for sale in "Fundo Financial Center de Investmento Imobiliario" in which the Company owns as of June 30, 2001 and 2000, 9.7% and 16.2% of total quotaholders equity, respectively.

The investment in Brazilian federal government debt securities (C-Bonds and Brazil 2040) was made through a subsidiary outside Brazil and bears semi-annual interest of 4% (C-Bonds) and 5% (Brazil 2040) at June 30, 2001 of face value. Such bonds may be sold at any time.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------

 6. ACCOUNTS RECEIVABLE

Accounts receivable result mainly from sales of residential and commercial properties (monetarily restated through the balance sheet date according to contractual indexes), from rental of office space in commercial buildings and areas in shopping centers, and resale of properties, as follows:

                                                        2001     2000
                                                   -----------------------
     Current:
             Sales of development properties (a)      71,377   64,220
             Rental                                    2,303    1,834
             Resale of properties                      4,192      913
        Other                                            973    1,148
             Allowance for doubtful accounts            (557)  (1,037)
                                                     -------  -------
                            Total current             78,288   67,078
                                                     -------  -------
     Noncurrent:
             Sales of development properties (a)      88,513  109,300
                                                     -------  -------
                            Total noncurrent          88,513  109,300
                                                     -------  -------
                                    Total            166,801  176,378
                                                     =======  =======


(a) Accounts receivable from sales of development properties under fixed price contracts are contractually adjusted based upon the INCC (a index based on prices of civil construction), as specified in the contracts up to delivery of the property. Thereafter are adjusted based on the IGP-M (a general price index).


7. INVENTORY - PROPERTIES

This caption includes the cost of land acquired for future development projects, and the portion of actual costs accumulated in the construction of projects, excluding units already under sales contracts, as follows:

                                                            2001     2000
     Projects under construction (land portion and
     accumulated construction costs of unsold units)       52,815   20,426
     Land held for future incorporation                    15,258   31,852
                                                           ------   ------
                                      Total                68,073   52,278
                                                           ======  = =====

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------

 8. INVESTMENTS

                                                          2001     2000
                                                        -----------------
                    Faria Lima (a)                       33,848   28,115
                    Goodwill (b)                          2,552    3,030
                                                        -------   -------
                                   Total                 36,400   31,145
                                                        =======   =======


(a) Composed of acquired properties located on Av. Faria Lima in Sao Paulo, SP, Brazil , which management expects to be used for contribution to future real estate investment funds.
(b) Goodwill on the acquisition of quotas in "Fundo de Investimento Imobiliario ABC Plaza Shopping" and "Fundo Brasilio Machado de Investimento Imobiliario"


9. PROPERTY AND EQUIPMENT, NET

                                        Annual
                                     depreciation
                                       Rate - %           2001     2000
                                                       --------------------
       Land                               -              19,753   20,945
       Buildings                     1.27 - 2.05         69,337   65,814
       Machinery and equipment           10               3,633    3,621
       Furniture and fixtures            10                 251      225
       Telephone lines                    -                 196      196
       Computers                         10                 405      341
       Construction in progress           -                 364    8,393
       Other                              -                 332      317
                                                        -------   ------
                      Sub-Total                          94,271   99,852
                                                        -------   ------
       Accumulated depreciation                         (12,609) (11,012)
                                                        -------   ------
                                 Total                   81,662   88,840
                                                         ======   ======


The estimate of the remaining useful lives of the buildings was reviewed by an independent appraiser in 1997.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


10. ESTIMATED COSTS TO COMPLETE CONSTRUCTION PROJECTS IN PROCESS

This caption represents the provision of future costs to be incurred in the completion of real estate projects under construction, for units under contracts for sale. The amount reflects the latest estimate of total construction costs of such units less amounts already incurred. The amount initially recorded, at the time of entering into contracts for sale of units, against Deferred profits on sale of properties, and reduced, against Inventory, by the attribution to such units of actual costs incurred which were originally charged to Inventories. The balance is regularly reviewed for changes in cost estimates which are recognized against deferred profits or income (Cost of properties sold), as appropriate.


11. DEFERRED PROFITS ON SALE OF PROPERTIES

Deferred profits consist of revenues and costs to be recognized in income over future periods under the percentage-of-completion method, as follows:

                                                            2001      2000
                                                         -------------------
                Revenues to be recognized from units in
                   construction under sales contracts     101,028   134,206
                Land, construction costs and selling
                   expenses of units in construction
                   under sales contracts                  (60,153)  (79,652)
                                                          -------   -------
                Net                                        40,875    54,554
                                                          =======   =======

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


12. BANK DEBT, FINANCING AND FIXED RATE NOTES

                                                          2001     2000
                                                      ----------------------
        Current:
                Bank debt                                 5,594    8,873
                Financing                                 4,209    4,623
           Sub-total Bank debt and Financing             ------   ------
                                                          9,803   13,496
                                                         ------   ------
                Interest on fixed rate notes              2,060    1,619
                Interest in financing                        24       41
                                                         ------   ------
           Sub-total Interest payable                     2,084    1,660
           Sub-total current                             11,887   15,156
                                                         ------   ------
        Non-current:
                Fixed rate notes (US$20,145 due
                  in 2005)                               46,416   36,245
                Financing                                 3,299    6,074
                                                         ------   ------
           Sub-total non-current                         49,715   42,319
                                                         ------   ------
                                    Total                61,602   57,475
                                                         ======   ======

        Local currency                                    7,532   10,738
        Foreign currency                                 54,070   46,737
                                                         ------   ------
                                                         61,602   57,475
                                                         ======   ======


        a. BANK DEBT

Represented principally by indebtedness, collateralized by the Company, entered into by the subsidiary Brazil Realty Servicos e Investimentos Ltd. in 1998. The interest rate for this debt is LIBOR plus 0.5% to 1% p.a.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


        b. FINANCING

Represented by transactions entered into to finance Classique Klabin I and II, The Universe and The Excellence projects. The contracted rates are 10% and 12.5% per annum, plus Referential Rate (TR, which had a variation of 1.7% and 2.8%, respectively, in the twelve months ended June 30, 2001 and 2000), with monthly payment of interest and principal maturing in July, November and December 2002, for the financing related to the The Universe, Clasique Klabin I and II, and The Excellence, respectively. Mortgage on the related properties and receivables from such developments have been offered as collateral.

        c. FIXED RATE NOTES

In July 1997 the Company obtained US$ 75,000,000 by issuing fixed rate notes in the international markets to finance real estate ventures. The notes matures in 2005, with semiannual interest payments of 10.05% per annum. The notes may be redeemed at the option of the Company or of the noteholders in July 2002. This issue has certain covenants concerning: indebtedness, warrants, asset transfers, leaseback transactions, transactions with affiliates, mergers and other.

During 1998 and during the first semester of 1999 the Company repurchased and canceled US$ 54,855,000 of such debt.

        d. MATURITY OF BANK DEBTS, FINANCINGS AND FIXED RATE NOTES


                        MATURITY (*)                  2001
                                                   ----------
                        Through June 31, 2002        12,215
                        Through June 31, 2003         2,971
                        Through June 31, 2004             -
                        Thereafter                   46,416
                        TOTAL                        61,602
                                                     ======


(*) Considers that no option for early payment of fixed rate notes is exercised.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


13. INCOME TAXES

Brazilian entities are subject to corporate income tax, computed currently at 25% of taxable income for the calendar year, and social contribution on profits, computed at 9% (12% during the period from April 1999 through January 2000). Taxable income reflects income before income tax as per corporate-law books adjusted by certain nondeductible and nontaxable items. Income taxes are assessed individually for each legal entity. Certain companies with yearly revenues up to a certain threshold (R$ 240,000 currently) can elect the so-called estimated profit regime for income tax and social contribution purposes. In this case, corporate income tax and social contribution is computed at the regular rate referred to above, but taxable income is arbitrarily presumed to be 8% of gross revenues. Brazil Realty is subject to corporate income tax under the regular taxable income computation. However, certain of its subsidiaries and affiliates have been able to elect the presumed profit regime.

Tax loss carryforwards can be used to offset taxable income and do not expire, but offsetting is limited to 30% of taxable income each year. However based on an injunction obtained on March 18, 1998, amounts payable are being offset by Brazil Realty against all of the taxable income in the year.

As of June 30, 2001, the accumulated tax losses amounted to R$ 8,145 and the negative social contribution basis to R$ 9,541, both available for offset against future taxable profits.

The main permanent difference adjustments to determine the effective tax rates for the twelve months ended June 30, 2001 and 2000 are the following: (a) profit generated by subsidiaries which pay income tax on a presumed basis; that is, there are actual profits in excess of presumed profits; (b) recognition of tax loss carryforward during the twelve months ended June 30, 2001; and (c) profit generated by the subsidiary located in Iha da Madeira, a tax haven.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


 The components of the deferred income tax assets and liabilities are comprised of the following as of June 30, 2001 and 2000:

                                                          2001        2000
                                                      ----------- -----------
                Deferred tax assets:
                     Taxes losses carryforward            2,895         865
                     Allowance for doubtful accounts          -         620
                     Taxable income (cash received)
                     higher than accounting basis
                     (revenue recognized)for
                     deferred profit                        244       1,175
                                                          -----      ------
                Total gross deferred tax assets           3,139       2,660
                                                          -----      ------
                Deferred tax liabilities:
                     Taxable income (cash received)
                     lesser than accounting basis
                     (revenue recognized)for
                     deferred profit                     (1,640)     (4,745)
                                                          -----      ------
                Total gross deferred tax liabilities     (1,640)     (4,745)
                                                          -----      ------
                Total net deferred income tax asset
                (liability)                               1,499      (2,085)
                                                          =====      ======


Income tax returns in Brazil are open to review and assessment by the income tax authorities during a period of 5 years from the year the returns are filed. Such reviews might generate assessments, which would include unpaid taxes, penalties and interest.


14. CONTINGENCIES

Provisions for contingencies are determined based on a periodical analysis by management, supported by external legal consultants. No provisions are made for lawsuits and claims for which a loss is considered to be either reasonably possible, but not probable, or remote.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


The Company has been challenging in court the constitutionality of the law applicable to the payment of Cofins (social contribution on gross revenues) on sales of property. The Company's argument is that the law specifies that this tax is due on merchandise sold, and that "property is not merchandise". The Company had not provided for on its financial statements prepared under the Brazilian Corporate Law method for the period ended June 30, 2000 the contingent loss related to the dispute on Cofins tax on property sales. During the period ended June 30, 2001, management and outside legal counsel re-assessed the likelihood of losses on such dispute based on the outcome of similar cases, and concluded that it was more probable than not that the Company would have a negative outcome. Accordingly, the subject contingency was provided for on the financial statements for the period ended June 30, 2001. The amount of the contingent liability recorded is R$ 7,791 as of June 30, 2001.

The Company has also recorded during the twelve months ended June 30, 2001 a provision amounting to R$ 2,000 as of June 30, 2001 for the penalties arising from offsetting tax credits for income tax and social contribution purposes without observing the limit of 30% of taxable income per year as further explained in Note 13.

The Company is involved in other processes related to the incidence or expansion of the taxable bases for PIS, COFINS and Social Contribution. Management, based on the opinion of its legal advisors, who indicate that a favorable outcome is probable, has not set up a provision for possible payments of the these taxes which amounted to R$ 5,735 at June 30, 2001.


15. SHAREHOLDERS' EQUITY

a. CAPITAL

On June 30, 2001, the Company's capital consisted of R$ 158,466 (R$ 123,546 as of June 30, 2000) divided into 82,502,800 (June 30, 2000 - 75.250.000 shares)
book entry registered shares, without par value, of which 38,500,000 (June 30, 2000 - 35,000,000 shares) are common voting shares and 44,002,800 (June 30, 2000
- 40,250,000 shares) are preferred nonvoting shares. The Board of Directors is authorized to increase capital, without requiring a vote by the shareholders or a change in by-laws, up to the limit of 140,000,000 shares.

On June 18, 2000 a subscription of capital was approved by the Board of Directors for a total of R$ 18,132, of which R$ 7,129 were dividens payable capitalized and R$ 11,003 were paid up during July and August 2000. As a result of such subscription capital contributions were received and 3,500,000 common shares and 3,752,800 preferred shares were issued. On December 21, 2000 a capital increase of R$ 16,788, without issue of shares, was approved through capitalization of interest on own capital payable.

Preferred shares are non voting but have priority in the payment of dividends and capital reimbursement, and have the right to receive dividends 10% higher than common shares.

b. TREASURY SHARES

As of June 30, 2001 and 2000 the Company had 2,722,000 preferred treasury shares, the majority of which were acquired in 1998.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


c. LEGAL RESERVE AND PROFIT RESERVE

c.1. LEGAL

Annually, the Company is required to transfer 5% of net income from its statutory financial statements (whose year-end is December 31 of each year) to a legal reserve, as required by corporate law, until the reserve equals 20% of paid-in capital.

This reserve can be used to increase the capital or absorb losses, but cannot be distributed as dividends. Accumulated losses, if any, can be recorded against the legal reserve account.

c.2. PROFIT RESERVE

Recognized based on budgets of the Company as set forth in bylaws to finance additional purchases of fixed assets and working capital and expansion activities, composed of up to 100% of the remaining net income after legal and statutory reserves and dividend payments, and it cannot exceed capital stock.

d. DIVIDENDS

The Company's bylaws provide for the distribution of annual mandatory minimum dividends of 25% of the adjusted net income as determined on the statutory financial statements (whose year end is December 31 of each year) calculated based on provisions set forth in article 202 of Law No. 6.404/76 (Corporate law), as amended. The determination of dividends payable related to the fiscal year ended December 31, 2000 is as follows, which was approved by the shareholders in the meeting held in February 20, 2001 and dividends were paid during the first semester of 2001:

                                                           Corporate law
                                                         -----------------
      Net income for the year ended December 31, 2000         49,654

      Allocation to legal reserve - 5% of net income          (2,483)
                                                              ------
      Basis of computation of minimum dividend                47,171
      Percentage of minimum dividends as set forth in
      bylaws                                                     25%
      Minimum dividend as set forth in bylaws                 11,793
      Dividends declared in excess of minimum dividends        8,207
                                                              -------

      Total dividends approved for the fiscal year ended
      December 31, 2000                                        20,000

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


16. TRANSACTION WITH RELATED PARTIES

The Company uses other affiliates related to the Cyrela group, a group controlled by one of the shareholders of the Company, to perform certain of its activities, and the amounts of its disbursements to such affiliates for the twelve months ended June 30, 2001 and 2000 were approximately R$ 17,929 and R$ 8,076. Such services included rent collection, accounts payable, financial process, legal advise, engineering and purchases services, human resources administration and data processing services as well as management of construction and provision of labor force for construction.


17. FINANCIAL INSTRUMENTS

The Company takes part in transactions involving financial instruments, all recognized in the balance sheet, designed to meets its needs, as well as to reduce exposure to market, currency and interest rate risks. Management of these risks is effected by defining strategies, establishing control systems, and determining position limits.

Financial investments are recorded in accordance with its contractual terms which reflect usual market conditions as of June 30, 2001 and 2000.

Conditions and terms of loans and financings are presented in Note 12. The estimated market values of the financial instruments, both assets and liabilities, as of June 30, 2001 and 2000, do not differ substantially from those reflected in the financial statements.

Investments in subsidiaries are not listed on stock exchanges and therefore sufficient assumptions to estimate a market value are not available.


18. SUMMARY OF THE PRINCIPAL DIFFERENCES BETWEEN BRAZILIAN CORPORATE LAW AND U.S. GAAP

Through the twelve months ended June 30, 2000, the financial statements of the Company presented in documents filed with the SEC were submitted pursuant to Brazilian GAAP, requiring full application of the constant currency method after December 31, 1995. In common with other Brazilian companies whose financial statements are presented in documents filed with the SEC, the Company has been granted the option to present its primary financial statements on the basis of accounting principles established under Brazilian Corporate Law beginning with the twelve months ended June 30, 2001.

To harmonize the presentation format of financial statements to be used by shareholders in the United States with those used in the Brazilian market, management has prepared the Company's financial statements pursuant to the principles set forth in Brazilian Corporate Law. All periods are presented in accordance with Brazilian Corporate Law as the change in the reporting currency from reais of constant purchasing power as of the latest balance sheet date to nominal reais requires a restatement of all periods submitted in order to maintain consistency in the presentation of the financial statements.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------

 The Company's consolidated financial statements are prepared in accordance with Brazilian Corporate Law, which differs in certain respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.
Note 3 summarizes the accounting policies adopted by the Company on these financial statements prepared following the accounting principles established by Brazilian Corporate Law.

The reconciliation of shareholders' equity as of June 30, 2001 and 2000 and net income for the twelve months then ended between Brazilian Corporate Law and U.S. GAAP are set forth below. Certain additional disclosures which are required under U.S. GAAP have not been included considering that the reconciliation to US GAAP is being presented under item 17 of Form 20-F of the SEC rules.


                                                                Twelve months ended June 30,
                                                               ------------------------------
                                                                      2001         2000
                                                               --------------  -------------
                                                                               (Restated into
                                                                                nominal reais)
CONSOLIDATED NET INCOME UNDER BRAZILIAN CORPORATE LAW             48,667               46,301
Add (deduct) the effect of U.S. GAAP adjustments:

(a) Effect of indexation for the years ended December 31, 1996
      and 1997                                                      (148)                (128)
(b) Interest on receivables and payables                          (5,736)               5,440
(c) Sale of real estate and participations in real estate          1,046                2,613
      investment funds with guarantee of minimum yield
(d) Revenue from entry fees on rental activities                   1,938                1,939
(e) Capitalized interest costs net of amortization and
      recognition in cost of properties sold of interest
      cost capitalized                                              (397)               1,037
(f) Stock based compensation                                           5                 (761)
(g) Valuation at fair value of available for sale securities           -                    -
(h) Provision for contingencies                                    4,450               (4,450)
(i) Deferred income tax on adjustments above                      (2,134)                (838)
(j) Minority interests on adjustments above                          523                 (778)

                                                                  ------               ------
NET INCOME IN ACCORDANCE WITH U.S. GAAP                           48,214               50,375
                                                                  ------               ------

Weighted average common and preferred shares outstanding
(in thousand of shares):
  Common shares                                                   38,356               35,000
  Preferred shares                                                41,127               37,528




               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


Earnings per share in accordance with U.S. GAAP - Basic:
               Common shares                                        0.58                 0.66
               Preferred shares                                     0.63                 0.73

Earnings per share in accordance with U.S. GAAP - Diluted:
               Common shares                                        0.58                 0.66
               Preferred shares                                     0.63                 0.73


                                                                              June 30,
                                                                   -------------------------------
                                                                       2001              2000
                                                                   ------------    ---------------
                                                                                   (Restated into
                                                                                    nominal reais)
CONSOLIDATED SHAREHOLDERS' EQUITY UNDER BRAZILIAN CORPORATE LAW      247,747            211,039
Add (deduct) the effect of U.S. GAAP adjustments:
   (a) Effect of indexation for the years ended December 31, 1996
      and 1997                                                         4,738              4,886
   (b) Interest on receivables and payables                          (12,120)            (6,384)
   (c) Sale of real estate and of participations in real estate
       investment trusts with guarantee of minimum yield                   -             (1,046)
   (d) Revenue from entry fees on rental activities                     (567)            (2,505)
   (e) Capitalized interest costs net of amortization and
       recognition in cost of properties sold of interest cost
       capitalized                                                       640              1,037
   (f) Stock based compensation                                            -                  -
   (g) Valuation at fair value of available for sale securities           53                  -
   (h) Provision for contingencies                                         -             (4,450)
   (i) Deferred income tax                                              (265)             1,869
   (j) Minority interests on adjustments above                         1,087                564
                                                                     -------            -------
CONSOLIDATED SHAREHOLDERS' EQUITY UNDER U.S.GAAP                     241,313            205,010
                                                                     -------            -------

DESCRIPTION OF CHANGES IN ESTIMATED SHAREHOLDERS' EQUITY UNDER U.S. GAAP:

Shareholders' equity under U.S. GAAP at the beginning of the
   twelve months period                                              205,010            157,363
   Advance for future capital increase                                     -              7,129
   Capital contributions in  cash                                     11,003                  -
   Capitalization of interest on own capital                          16,788                  -
   Provision for interest on own capital payable                     (19,750)                 -
   Dividends distributed                                             (20,000)            (9,857)
   Unrealized gains on available for sale securities                      53                  -
   Stock based compensation                                               (5)                 -
   Net income for the twelve month period under U.S. GAAP             48,214             50,375
                                                                     -------            -------
Shareholders' equity under U.S. GAAP at the end of the twelve
   months period                                                     241,313            205,010
                                                                     =======            =======

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


18.1. NARRATIVE DESCRIPTION OF THE DIFFERENCES IN DETERMINATION OF NET INCOME AND SHAREHOLDERS' EQUITY BETWEEN THE CORPORATE LAW METHOD AND U.S. GAAP

Accounting policies which differ significantly between the Brazilian Corporate Law Method and U.S. GAAP are described below.

a. EFFECT OF INDEXATION FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997

Until December 31, 1995, publicly-traded companies in Brazil were required to prepare financial statements under two methods: (i) the Brazilian Corporate Law Method, valid for tax and statutory purposes, and (ii) the Constant Currency Method (Brazilian GAAP), a method for preparing price-level adjusted financial statements. See Note 2 for a detailed discussion of these two methods.

The primary difference between the Brazilian Corporate Law Method and Brazilian GAAP relates to the accounting for the effects of inflation. The Brazilian Corporate Law Method discontinued inflation accounting effective January 1, 1996. Prior to that date, financial statements prepared under the Brazilian Corporate Law Method included inflationary indexation of fixed assets, investments, deferred charges and shareholders' equity, which were reported in the statement of operations as a single line item. Brazilian GAAP utilizes a constant currency methodology similar to US Accounting Principles Board Statement No. 3 ("APS 3"), except that Brazilian GAAP continues to apply inflationary accounting in periods of low inflation. Under US GAAP, management determined that the Brazilian economy ceased to be highly inflationary effective January 1, 1998.

In the Company's reconciliation to US GAAP, an adjustment for inflationary accounting has been included in relation to the period from January 1, 1996 to December 31, 1997, a period in which inflationary accounting was prohibited by the Brazilian Corporate Law Method but still required by APS 3 under US GAAP.

In determining amounts under US GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the Indice Geral de Precos do Mercado- IGP-M index. For periods prior to 1996, the Company used the same index as in the Brazilian Corporate Law Method financial statements (UFIR).

b. INTEREST ON RECEIVABLES AND PAYABLES

Under US GAAP, long-term receivables and payables bearing no interest or substantially less than market interest rates arising from non monetary transactions are required to be discounted to their present value using a market interest rate. The imputed interest is treated as a reduction of the related receivable or payable and is recognized as interest over the remaining term until maturity. The offset is treated as a reduction of the transaction giving rise to the receivable or payable, e.g., revenue, in the case of a receivable, or cost of acquired asset or service received, in the case of a payable.

Under Brazilian Corporate Law, interest is recognized solely in accordance with the terms of the underlying contract or agreement.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------

c. SALE OF REAL ESTATE AND PARTICIPATION IN REAL ESTATE INVESTMENT FUNDS WITH GUARANTEE OF MINIMUM YIELD

The Company has sold both real estate and participation in real estate investment funds with a guaranteed minimum yield to the buyers for a limited period of time following the sale.

Under Brazilian Corporate Law, profit from the sales of participation in real estate investment funds is recorded directly in income in the year of the sale, and expenses related to the minimum yield are recognized over the guarantee period.

Under US GAAP, such sales are accounted for under the deposit method in accordance with Statement of Financial Accounting Standards ("SFAS") No.66, "Accounting for Sales of Real Estate" until operations of the property cover all operating expenses, debt service and payments under the sale contract. As from this moment, profit should be recognized as services or products under the sales contract are provided.

d. REVENUE FROM ENTRY FEES ON RENTAL ACTIVITIES

Commercial and shopping center leases are considered to be nonresidential leases. It is a general practice to charge a certain amount as an entry fee at the beginning of certain commercial and shopping center lease contracts.

Under Brazilian Corporate Law, revenues from entry fees up to June 30, 2000 were recognized in income upon the signing of the lease contract. For lease contracts signed after July 1, 2000, revenue under Brazilian Corporate Law is recognized straight line over the contract period.

Under US GAAP, revenues from entry fees are recorded in income over the term of the lease contract.

e. CAPITALIZED INTEREST COSTS

Under Brazilian Corporate Law, as from January 1, 1996, interest is capitalizable for assets that require a period of time to be ready for their intended use, such as self-constructed assets and real estate development projects. The amount capitalized is determined by applying the effective interest rate of specific borrowings entered into for the purpose of financing such constructions to the average expenditures during the period and is limited to the amount of interest incurred. The Company has not capitalized interest under Brazilian Corporate Law since their borrowings do not meet the specificity criteria indicated above.

Under US GAAP, in accordance with the provisions of SFAS No. 34 "Capitalization of Interest Cost", interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress irrespective of the purpose of the borrowing. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. The credit is a reduction of interest expense. The amount of interest capitalized excludes the monetary gains and losses associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

f. STOCK-BASED COMPENSATION

The Company has granted options to acquire shares of Company stock to certain members of its Board of Directors.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


Under Brazilian Corporate Law, there is no accounting recognition unless and until such options are exercised.

Under US GAAP, stock options are accounted for in accordance with the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" and Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees.". The Company has opted to recognized stock-based compensation following APB No. 25. In accordance with APB No. 25 when options granted are forfeited compensation expense should be decreased in the period of forfeiture.

g. VALUATION AT FAIR VALUE OF AVAILABLE FOR SALE SECURITIES

Under Brazilian Corporate Law, investments in marketable debt and equity securities are recorded at its amortized cost plus accrued financial charges or, if lower, its fair market value at the balance sheet date. Losses on marketable securities to reduce its carrying value to its fair value are recognized in the statement of income. If the fair market value of marketable debt and equity securities exceed its amortized cost no gain is recognized until the security is realized.

Under U.S. GAAP, in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", investments in equity securities that have readily determinable fair values and all investments in debt securities should be classified as trading securities, available-for-sale securities and held-to-maturity securities.

Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings, and debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity, net of tax effects.

As of June 30, 2000 all marketable securities held by the Company were classified as trading. However, no adjustment between Brazilian Corporate Law and US GAAP is being presented since the fair value of such securities approximated their carrying amount. As of June 30, 2001 all marketable securities other than the investment in a real estate investment fund were classified as trading and no adjustment between Brazilian Corporate Law and US GAAP is presented for such securities for the same reason described above. Investment in quotas of a real estate investment fund as of June 30, 2001 was classified as available-for-sale and the difference between fair value and cost is recognized directly in a separate component of shareholders' equity for US GAAP purposes.

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------

h. PROVISION FOR CONTINGENCIES

This adjustment does not reflect exactly a difference between Brazilian and US accounting practices for the period ended June 30, 2000. As the local financial statements had already been released by the time the likelihood of losses on the case of Cofins tax on property sales became clear (Note 14), this adjustment was considered only for purposes of the reconciliation to US GAAP.

i. DEFERRED INCOME TAX

Under both Brazilian Corporate Law and US GAAP, deferred income taxes are recognized under the liability method. Under Brazilian Corporate Law tax liabilities are recognized based on the amount expected to be paid. A net deferred tax asset is recognized if it can be shown that there is reasonable certainty that the asset will be recovered against tax payable on future profits. Under US GAAP, a net deferred tax asset related to temporary differences or tax carry-forwards is recognized only if it is more likely than not that the asset will be realized. The Company has determined the net deferred tax adjustment necessary to comply with US GAAP by applying the statutory tax rate to the other US GAAP taxable adjustments reflected in the reconciliation herein presented.


18.2 RECONCILIATION OF PREVIOUSLY SUBMITTED AND CURRENT SHAREHOLDERS' EQUITY AND NET INCOME FOR THE TWELVE MONTH PERIOD ENDED JUNE 30, 2000 UNDER U.S. GAAP

The reconciliation of net income andshareholders' equity to US GAAP submitted in the preceding years, stated in constant reais of purchasing power of June 30, 2000 and in these financial statements, stated in nominal reais are presented in the table below:


                                                        Shareholders'
                                                           equity          Net income
                                                        --------------    -------------
AMOUNTS CURRENTLY PRESENTED (IN NOMINAL REAIS)             205,010          50,375
(a) Effects of indexation on assets and liabilities
    and the corresponding depreciation and cost of
    goods sold for the period January 1, 1998 to June 30,
    2000, a period in which Brazil was not considered a
    hyper-inflationary economy under US GAAP                36,620          (2,152)
(b) Difference in the value of adjustments between the
    amounts in nominal reais and in constant reais of
    purchasing power of June 30, 2000                       (1,584)          6,405
(c) Deferred tax effect                                      2,075          (4,000)
                                                        -------------    --------------
Amounts as previously submitted (in constant reais of
purchasing power of June 30, 2000)                         242,121          50,628
                                                        =============    ==============

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


18.3. ADDITIONAL DISCLOSURE REQUIREMENTS

a. FINANCIAL STATEMENT DISCLOSURES

Brazilian Corporate Law requires, in general, less information than is required to be disclosed in the notes to the financial statements in U.S. GAAP. These financial statements include only those additional disclosures necessary to comply with Item 17 of Form 20-F and not all disclosures that would be required to comply with U.S. GAAP.

b. PROPORTIONAL CONSOLIDATION

Under U.S. GAAP, consolidation is generally required for investments greater than 50% of the outstanding voting stock, except when control is likely to be temporary or not held by the majority owner. Minority interest should be recorded for the pro rata share of the subsidiaries' equity and net income not owned by the parent company. Proportional consolidation is prohibited except in certain specific circumstances.

This is a presentational difference only and does not affect the net income or shareholders' equity as determined under U.S. GAAP.

Under Brazilian Corporate Law, at each year end, consolidated financial statement must be prepared by any publicly held company which has investments in subsidiaries, including jointly-controlled subsidiaries.

A company is considered a subsidiary when its investor, directly or indirectly, has rights which ensure permanently: (a) decision making in the corporate acts, and (b) power to elect or remove most of the managers. A wholly-owned subsidiary is also a subsidiary, which has the investor as the single shareholder.

For jointly controlled subsidiaries, the consolidated financial statements of the investees are consolidated , in proportion to their interest in the subsidiaries' stock.

The summarized balance sheet and income statement information as of June 30, 2001 and 2000 of jointly controlled subsidiaries accounted for under the proportional consolidation method in the Company's Brazilian Corporate Law financial statements is presented below:

                                                   2001              2000
                                                -------------    ------------
                Current assets                    27,744            22,452
                Non-current assets                59,726            49,344
                                                -------------    ------------
                Total assets                      87,470            71,796
                                                =============    ============
                Current liabilities               17,392            12,401
                Non-current liabilities           13,835             4,598
                Shareholders' equity              56,243            54,797
                Total liabilities and s
                 shareholders' equity             87,470            71,796

                Revenue                           17,530             7,369
                Gross profit                       8,895             4,664
                Net income                         5,617             3,123

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


c. EARNINGS PER SHARE

Under Brazilian Corporate Law, net income per share is calculated on the number of shares outstanding at the balance sheet date.

Under US GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per share". The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by allocating net income available to all shareholders to common and preferred shareholders based on the weighted-average number of common and preferred shares outstanding during the period considering, for preferred shares, the 10% preference.

Diluted earnings per share is computed by allocating net income available to all shareholders to common and preferred shareholders based on the weighted-average number of common and preferred share equivalents outstanding during the period considering, for preferred shares, the 10% preference. The weighted average number of common and preferred share equivalents outstanding during the period is determined by adding shares issuable under the Company's stock option plan to the weighted-average number of common and preferred share equivalents outstanding during the period. During the twelve months ended June 30, 2001 and 2000 the effect of the stock option plan was antidilutive.


                                                                         Twelve months ended June 30,
                                                                             2001             2000
Weighted average number of preferred shares
     outstanding (in thousand of shares)                                    41,127           37,528

Additional 10% right for preferred shares (in thousand of  Shares)           4,113            3,753
                                                                         ---------          -------
Adjusted weighted average number of preferred shares
    Outstanding (in thousand of shares) for
    Earnings per share calculation (A)                                      45,240           41,281
                                                                         ---------          -------
Weighted average number of common shares
   Outstanding (in thousand of shares) (B)                                  38,356           35,000

Total weighted average number of shares
   outstanding (in thousand of shares) (C)                                  83,596           76,281
                                                                         =========          =======
Net income (D)                                                              48,214           50,375

Basic and diluted earnings per common share in R$
    (E) = (D)* [(B)/(C)]/(B)                                                  0.58             0.66
Basic and diluted earnings per preferred share in R$
    (E)+10%                                                                   0.63             0.73


               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


d. STATEMENT OF CASH FLOWS

Brazilian Corporate Law requires the inclusion of a statement of changes in financial position, which describes sources and applications of funds in terms of working capital. U.S. GAAP requires the presentation of a statement of cash flows describing the Company's cash flows from operating, investing and financing activities. The statement of cash flow is included below.

Cash and cash equivalents in the statement of cash flows presented below consists of cash and due from banks as well as mutual funds which consists of short-term highly liquid investments. Cash and cash equivalents in the statement of cash flows is reconciled to the amount of "Cash, cash equivalents and financial investments" presented in the balance sheet as follows:

                                                   2001              2000
                                               ------------     --------------
          CASH AND CASH EQUIVALENTS IN
          THE STATEMENT OF CASH FLOWS
            Bank deposits and petty cash          1,603             1,138
            Money market funds                   35,395            11,670

                                                 36,998            12,808

          AMOUNTS INCLUDED UNDER CASH,
          CASH EQUIVALENTS AND FINANCIAL
          INVESTMENTS IN THE BALANCE SHEET
          THAT DO NOT MEET THE DEFINITION
          OF CASH AND CASH EQUIVALENTS FOR
          THE PURPOSE OF THE STATEMENT OF
          CASH FLOWS
            Fixed income funds                    3,868             2,141
            Marketable government securities:
               Brazilian External Debt (C Bond
                 and Brazil 2040)                56,251            43,847
                   Brazilian National Treasury
                 Notes - NTN                        595               486
                 Russian External Debt               26                26
                                                 ------           -------
          TOTAL CASH, CASH EQUIVALENTS AND
          FINANCIAL INVESTMENTS AS PRESENTED
          IN THE BALANCE SHEET
                                                 97,738            59,308
                                                 ======            ======

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


                                                                          TWELVE MONTHS
                                                                          ENDED JUNE 30,

                                                                      2001              2000
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the twelve month period                              48,667            46,301
   Adjustments to reconcile net income to net cash provided by operating activities
             Depreciation and amortization                           2,259             2,830
             Deferred income tax                                    (3,584)                -
             Minority interest                                       6,403             4,619
             Exchange loss  on long-term debt                       10,171               155
             Net gain on sale of  fixed assets                      (2,720)                -
   Changes in components of working capital:
     (Increase) decrease in current assets:
              Accounts receivable                                  (11,210)              284
              Inventories - properties                             (15,022)          (20,678)
              Recoverable income taxes                              (1,850)             (971)
              Other assets                                           6,239            (5,518)
      Increase (decrease) in current liabilities:
              Estimated costs to complete construction projects
                in process                                          (2,220)           (4,047)
              Accounts payable for properties acquisition            3,403             1,198
              Interest payable                                         424              (335)
              Taxes payable                                            657               622
              Suppliers and other accounts payable                   8,400             3,100

      Decrease in non current  accounts receivable and
              other non current assets                              20,796            14,406

      Increase (decrease) in long term liabilities:
              Estimated cost to complete construction projects
                in process                                          (6,945)          (18,029)
              Accounts payable for properties acquisition           (1,408)           (2,478)
              Deferred profit on sales of properties, net          (13,679)           (8,773)
                Provision for contingencies                          9,791                 -
                Others                                                (202)              847
                                                                    ------            ------
NET CASH PROVIDED BY OPERATING ACTIVITIES                           58,370            13,533

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


                                                                    2001              2000

CASH FLOW USED IN INVESTING ACTIVITIES
              Change in trading securities, net                    (12,513)          (25,791)
              Purchase of available for sale securities             (1,727)           (2,141)
              Acquisition of property and equipment                 (1,782)           (5,594)
              Proceeds from sale of property, plant and equipment    5,694             8,370
              Acquisition of investments                            (2,230)           (4,674)
              Proceeds from investments                                  -               494
              Increase in intangible assets, net                      (649)           (1,047)
                                                                  --------          --------
NET CASH FLOW USED IN INVESTING ACTIVITIES                         (13,207)          (30,383)

CASH FLOW FROM (USED IN) FINANCING ACTIVITES
              Net changes in short term debt                        (2,095)            3,638
              Repayment of long-term debt                           (6,380)                -
              Borrowing of long term debt                            2,007             5,919
              Dividends and interest on own capital paid           (20,000)           (9,857)
              Dividends on consolidated subsidiaries and
                affiliates paid to minority interests               (2,546)           (1,946)
              Capital contributions in cash                         11,003             7,129
              Income tax wit held on interest on own capital        (2,962)                -
                                                                  --------          --------
NET CASH FROM (USED IN) FINANCING ACTIVITIES                       (20,973)           4,883
                                                                  --------          --------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                         24,190           (11,967)

Cash and cash equivalents
   At the beginning of the year                                     12,808            24,775
                                                                  --------          --------
   At the end of the year                                           36,998            12,808
                                                                  ========          ========
Supplemental cash flow disclosure
   Cash paid for interest                                            5,343             7,716
   Cash paid for taxes on income                                     9,042             3,904

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


e. INVESTMENTS IN REAL ESTATE AND ACCUMULATED DEPRECIATION

The following is a summary of the Company's investments in real estate recorded under Property and Equipment as of June 30, 2001 prepared in accordance with SEC S-X 12-28:


                                                                                                                   Life on which
                                                                                                                  depreciation in
                                                                                                                latest statement of
                                                                                     Date of                         income is
                                Buildings and                    Accumulated         End of           Date            computed
Description (1)      Land        Improvements        Total      Depreciation       Construction     Acquired         (in years)
---------------     ------      --------------     ---------   ---------------   ----------------  ------------  -------------------
Nova Sao Paulo (3)   3,638             12,922       16,560            (4,010)           -          October 1995           40
Microlite (3)        3,726              9,112       12,838            (1,030)           -          October 1996           32
Centro
Empresarial (3)        792              2,976        3,768              (183)           -          October 1997           65
Brasilinvest (3)         -              8,791        8,791              (835)           -           March 1998            25
ABC Plaza
Shopping (4)         2,223              9,394       11,617              (613)       June 1997        June 1997            48
Centro Textil
Industrial (4/5)     4,522             15,594       20,116            (1,826)       June 1996        June 1996            47
ARMCO (Av.
Industrial) (4)      4,177              4,426        8,603              (146)       May 1997         May 1997              -
Brasilio
Machado (3)            675              6,486        7,161              (378)       June 1997        June 1997            48
                    ------             ------       ------             -----
             Total  19,753             69,701       89,454            (9,021)
                    ======             ======       ======             =====



(1) The Company has no mortgage loans or other encumbrances on these buildings. All buildings are located in the state of Sao Paulo, Brazil
(2)  Under construction
(3)  Office space
(4)  Shopping center
(5)  Trade and convention center

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------



Description of changes in investments in real estate:


                                                            June 30,
                                                   --------------------------
                                                       2001          2000
                                                   -----------  -------------

Balance at the beginning of the twelve month period
                                                     87,650        105,409
Additions during the year:
         Acquisitions                                 1,411          5,349
Deductions during the year:
         Sales                                       (2,720)             -
         Transfer to current assets                    (773)       (21,489)
         Transfer to investments                     (3,616)             -
         Depreciation                                (1,519)        (1,619)
                                                   -----------  -------------
Balance at the end of the twelve month period        80,433         87,650
                                                   ===========  =============

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


h. MORTGAGE LOANS ON REAL ESTATE



                                                                                                                          Principal
                                                                                                                          Amount of
                                                                                                                      loans subject
                                              Final            Period                                       Carrying  to delinquent
                        Interest           maturity           payment       Prior        Face amount       Amount of   Principal or
      Description           Rate               date              term       Liens       of mortgages       Mortgages       Interest
-----------------   -------------     --------------     ------------   ----------    --------------   -------------- -------------
Mortgage loans
        Universe    TR plus 12.5%     July 2002          Monthly         None                 5,088            2,017      None
Mortgage loans
        Excellence  TR plus 12.5%     December 2002      Monthly         None                 6,840            3,548      None
Mortgage loans
  Classique Klabin  TR plus 10%       November 2002      Monthly         None                 5,800            1,967      None
                                                                                             ------            -----
                                                                                             17,728            7,532
                                                                                             ======            =====


TR - Referencial rate

               BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPACOES
               --------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

        AS OF JUNE 30, 2001 AND 2000 AND FOR THE TWELVE MONTHS THEN ENDED
        -----------------------------------------------------------------

                        (In thousands of Brazilian reais,
                        ---------------------------------
                        except when otherwise indicated)
                        --------------------------------


 Description of changes in mortgage loans:


                                                           June 30,
                                                    -------------------------
                                                        2001          2000
                                                    -----------  ------------

         Balance at the beginning of the twelve
         month period                                  10,738            -
         Additions during the year:
                  Borrowings obtained                   2,007       11,828
              Accrued Interest                          1,167          992
                                                       ------       ------
                                                       13,912       12,820
         Deductions during the year:
                  Repayments                           (6,380)      (2,082)
                                                       ------       ------
                                                        6,380        2,082
                                                       -------      ------
         Balance at the end of the twelve month
         period                                         7,532       10,738
                                                       ======       ======

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                            IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA



                                             By:  /s/   M. Marcelo Mindlin
                                                 -------------------------
                                                       M. Marcelo Mindlin
                                                       Executive Vice President
Date: December 9, 2002

                                  CERTIFICATION

I, Eduardo S. Elsztain, certify that:

     1. I have reviewed this annual report on Form 20-F of IRSA Inversiones y Representaciones Sociedad Anonima;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.



/s/ Eduardo S. Elsztain
------------------------
By: Eduardo S. Elsztain
Chief Executive Officer


December 9, 2002


This certification accompanies the Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.

                                  CERTIFICATION



I, M. Marcelo Mindlin, certify that:

     1. I have reviewed this annual report on Form 20-F of IRSA Inversiones y Representaciones Sociedad Anonima;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.




/s/ M. Marcelo Mindlin
------------------------
By: M. Marcelo Mindlin
Chief Financial Officer


December 9, 2002


This certification accompanies the Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.

 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS
 -------------------------------------------------------------------------------
        ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
        -----------------------------------------------------------------

In connection with the Annual Report on Form 20-F of IRSA Inversiones y Representaciones Sociedad Anonima (the "Company") for the year ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Eduardo S. Elsztain, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge;

     (1) The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.





/s/     Eduardo S. Elsztain
---------------------------
By: Eduardo S. Elsztain
Chief Executive Officer



December 9, 2002





This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.

 CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS
 -------------------------------------------------------------------------------
        ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
        -----------------------------------------------------------------

In connection with the Annual Report on Form 20-F of IRSA Inversiones y Representaciones Sociedad Anonima (the "Company") for the year ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), M. Marcelo Mindlin, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge;

     (1) The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.





/s/     M. Marcelo Mindlin
---------------------------
By: M. Marcelo Mindlin
Chief Financial Officer



December 9, 2002



This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.