Form 20-F
period 2003-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2003-12-30
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-13542

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Exact name of Registrant as specified in its charter)

IRSA INVESTMENTS AND REPRESENTATIONS INC.

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB) Buenos Aires

Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Global Depositary Shares, each representing ten shares of Common Stock	New York Stock Exchange
Common Stock, par value one Peso per share	New York Stock Exchange*

* Not for trading, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of the issuer’s common stock as of June 30, 2003 was 212,184,281

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     Yes   ☒    No   ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17   ☐    Item 18   ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This annual report contains or incorporates by reference statements that constitute “forward-looking statements,” regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as “anticipate”, “expect”, “intend”, “plan”, “believe”, “seek”, “estimate”, variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfers;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “Risk Factors” beginning on page 13.

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

CERTAIN MEASUREMENTS AND TERMS

As used throughout this annual report, the terms “IRSA,” the “company,” “we,” “us,” and “our” refer to IRSA Inversiones y Representaciones Sociedad Anónima, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.764 square feet. One hectare is equal to approximately 10,000 square meters and approximately 2.47 acres.

As used herein:

•	“GLA or gross leasable area”, in the case of offices and other rental properties, refers to the total leasable area of the units in each property in which we own an interest, irrespective of our ownership interest in such units and excluding common and parking areas;

•	“GLA or gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, irrespective of our ownership interest in such property (excluding common areas and parking);

•	“net leasable area”, refers to the “gross leasable area” of the units in each property in which we own an interest, adjusted to give effect to our ownership interest in such units;

•	“GSA or gross salable area”, in the case of development properties refers to the total area of the units or undeveloped land in each property in which we own an interest, held for sale upon completion of development and prior to the sale of any units, irrespective of our ownership interest in such property (including parking areas and storage facilities but excluding common areas);

•	“GSA or gross salable area”, in the case of undeveloped parcels of land, refers to the total area of undeveloped property, irrespective of our ownership interest in such property (including parking areas and storage facilities but excluding common areas);

•	“net salable area”, in the case of development properties, refers to the total area of the units or undeveloped land in each property in which we own an interest held for sale upon completion of development and prior to the sale of any units;

•	“net salable area”, in the case of undeveloped parcels of land, refers to total area of undeveloped property, adjusted to give effect to our ownership interest and includes parking areas and storage facilities but excludes common areas.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report, references to “US$” and “U.S. dollars” are to United States dollars, and references to “Ps.”, “Peso” or “Pesos” are to Argentine Pesos.

This annual report contains our audited consolidated financial statements as of June 30, 2003 and 2002 and for the years ended June 30, 2003, 2002 and 2001. Our consolidated financial statements have been audited by Price Waterhouse & Co., independent auditors, whose report is included herein.

Except as discussed in the following paragraph, we prepare our consolidated financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 21 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net (loss) income and shareholders’ equity.

As discussed in Note 4.o. to our financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying financial statements.

Additionally, as discussed in Notes 3.c. to our consolidated financial statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1237.

Since Argentine GAAP still required companies to prepare price-level restated financial statements, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles. However, such a departure has not have a material effect on the accompanying financial statements.

As a result this, our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso until February 28, 2003 in our historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then current general purchasing power;

•	we have not adjusted monetary items as such items were, by their nature, stated in terms of current general purchasing power in our consolidated financial statements;

•	we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items, and

•	we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

As a result of the increase in the ownership interest and the consolidation of our subsidiary Alto Palermo S.A. (“APSA”) in 2003, we discontinued the application of the proportional consolidation method that was used for reporting results of our jointly controlled subsidiaries in prior years. Therefore, we have restated our prior years financial statements and data to reflect such investments under the equity method of accounting.

Also contained elsewhere in this annual report are the consolidated financial statements of Alto Palermo Sociedad Anónima (APSA) (“APSA”), as of June 30, 2003 and 2002 and for the years ended June 30, 2003, 2002 and 2001, which have been audited by Price Waterhouse & Co., member firm of PricewaterhouseCoopers, independent auditors, whose report is included elsewhere herein. At June 30, 2002 we owned 49.7% of APSA. At June 30, 2002, we owned 54.79 % of APSA.

Except as discussed in the following paragraph, APSA prepares its financial statements in conformity with Argentine GAAP which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 17 to APSA’s consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to APSA, and a reconciliation to U.S. GAAP of net (loss) income and shareholders’ equity.

As discussed in Notes 3.c. to APSA´s consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, APSA discontinued inflation accounting as of March 1, 2003. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on its financial statements.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

References to fiscal years 1999, 2000, 2001, 2002 and 2003 are to the fiscal years ended June 30 of each such year.

MARKET DATA

Market data used throughout this annual report were derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Selected financial data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2003, 2002 and 2001 and the selected consolidated balance sheet data as of June 30, 2003 and 2002 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co., Buenos Aires, Argentina, independent auditors.

As discussed in Notes 3.d. to our consolidated financial statements, contained elsewhere in this annual report, on January 14, 2003, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and the Comisión Nacional de Valores approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. The consolidated statements of income data for the years ended June 30, 2000 and 1999 and the selected consolidated balance sheet data as of June 30, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements that are not included herein, which have been restated to give retroactive effect to the recently adopted accounting standard, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied for prospectively.

Our financial statements are presented in Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 21 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net (loss) income and shareholders’ equity and a reconciliation to U.S. GAAP of net (loss) income reported under Argentine GAAP for the years ended June 30, 2003, 2002 and 2001, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2003 and 2002. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Note 4.o. to our financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However we believe that such departure has not had a material effect on our financial statements.

Additionally, as discussed in Notes 3.c. to our consolidated financial statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1237.

Since Argentine GAAP still required companies to prepare price-level restated financial statements, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles. However, such a departure has not have a material effect on the accompanying financial statements.

As a result of this, our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso until February 28, 2003 in our historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power;

•	we have not adjusted monetary items, as such items were by their nature stated in terms of current general purchasing power in our consolidated financial statements;

•	we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items; and

•	we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

As a result of the increase in the ownership interest and the consolidation of our subsidiary APSA in 2003, we discontinued the application of the proportional consolidation method that was used for reporting results of our jointly controlled subsidiaries in prior years. Therefore, we have restated our prior years financial statements and data to reflect such investments under the equity method of accounting.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

	As of and for the Year Ended June 30,
	2003	2003	2002	2001	2000	1999
	(US$ 000) (1)	(Ps.000) (2)	(Ps.000) (2)	(Ps.000) (2)	(Ps.000) (2)	(Ps.000) (2)
INCOME STATEMENT DATA

Argentine GAAP
Sales	76,048	212,935	137,640	224,665	256,608	305,397
Costs	(51,054)	(142,950)	(84,093)	(125,155)	(131,766)	(158,124)
Gross profit	24,994	69,985	53,547	99,510	124,842	147,273
Selling expenses	(9,137)	(25,583)	(11,281)	(22,279)	(22,624)	(25,278)
Administrative expenses	(14,902)	(41,725)	(32,057)	(39,996)	(47,373)	(42,245)
Gain on purchasers rescissions of sales contracts	3	9	—	—	—	—
Loss in credit card trust	(1,456)	(4,077)	—	—	—	—
Gain (loss) from operations and holdings of real estate assets, net (3)	7,681	21,507	(46,840)	(7,127)	(3,029)	956
Operating income (loss)	7,183	20,116	(36,631)	30,108	51,816	80,706
Amortization of goodwill	(2,367)	(6,631)	—	—	—	—
Equity (loss) gain from related parties	(4,599)	(12,877)	102	847	23,332	47,765
Financial results, net	112,659	315,445	(505,757)	(99,408)	(45,446)	(1,246)
Other income (expenses), net	1,027	2,875	(4,857)	(5,917)	(7,160)	10,629
Income (loss) before taxes and minority interest	113,903	318,928	(547,143)	(74,370)	22,542	137,854
Income tax benefit (expense)	502	1,406	(2,230)	37,783	(22,533)	(31,511)
Minority interest	(12,103)	(33,889)	5,650	(5,243)	(1,159)	(4,174)
Net income (loss)	102,302	286,445	(543,723)	(41,830)	(1,150)	102,169
Income (loss) per share (4)	0.49	1.37	(2.62)	(0.20)	(0.01)	0.54
Income (loss) per GDS (4)	4.88	13.65	(26,21)	(2.05)	(0.06)	05.40
Average outstanding shares	209,840	209,840	207,412	204,189	204,652	189,058

U.S. GAAP
Sales	82,211	230,190	164,575	245,137	250,466	297,670
Net income (loss) (4)	68,303	191,248	(731,470)	22,501	(18,988)	46,195
Net (loss) income before extraordinary items and accounting changes	68,303	191,248	(731,470)	(1,398)	(15,071)	35,465
Basic net income (loss) per GDS(4)	3.25	9.1	(35.3)	(1.1)	(0.92)	2.44
Basic net (loss) income before extraordinary items and accounting changes per GDS(4)	3.25	9.1	(35.3)	(1.1)	(0.73)	1.86
Weighted average common shares outstanding	209,840	209,840	207,412	204,189	204,652	189,058

BALANCE SHEET DATA

Argentine GAAP
Cash and current investments	80,817	226,287	69,251	112,643	91,474	97,516
Inventories	8,336	23,342	79,432	103,592	145,921	173,281
Mortgages and leases receivable, net	13,704	38,371	17,012	117,156	135,222	158,090
Non-current investments (5)	154,914	433,760	593,759	769,794	932,118	812,590
Fixed assets, net	427,686	1,197,521	380,703	471,276	507,359	569,511
Total current assets	103,073	288,603	153,170	256,425	263,758	367,236
Total assets	733,201	2,052,964	1,292,704	1,669,888	1,871,369	1,956,780
Short-term debt (6)	34,342	96,159	635,533	395,666	221,461	278,444
Total current liabilities	61,592	172,458	681,029	433,393	265,596	326,130
Long-term debt (7)	211,466	592,104	975	29,231	234,365	229,329
Total non-current liabilities	224,996	629,988	4,061	41,642	287,127	279,579
Minority Interest	157,619	441,332	84,894	128,410	119,988	128,504
Shareholders’ equity	288,995	809,186	522,720	1,066,443	1,198,658	1,222,567

U.S. GAAP
Total assets	719,625	2,014,950	1,192,552	1,614,723	1,810,553	1,910,823
Total shareholders’ equity	225,248	630,693	370,250	986,537	1,151,142	1,193,018

CASH FLOW DATA

Argentine GAAP

Net cash provided by operating activities	31,092	87,058	53,178	107,756	139,231	128,106
Net cash (used in) provided by investing activities	(13,385)	(37,479)	(19,637)	81,756	(37,482)	(208,106)
Net cash provided by (used in) financing activities	39,066	109,386	(42,551)	(185,013)	(117,401)	(130,544)
U.S. GAAP
Net cash provided by operating activities	19,691	55,135	11,871	98,299	102,162	152,259
Net cash (used in) provided by investing activities	(18,664)	(52,260)	(21,049)	80,728	(416)	(232,618)
Net cash (used in) provided by financing activities	39,085	109,439	(41,427)	(173,958)	(117,394)	(130,537)
Effect of exchange rate changes on cash and cash equivalents	18,480	51,743	2,043	—	—	—
Effect of inflation accounting	(526)	(1,472)	39,113	—	—	—

OTHER FINANCIAL DATA

Argentine GAAP

Depreciation and amortization	28,137	78,784	23,635	25,961	29,244	24,076
Capital expenditures (8)	14,147	39,611	48,692	68,974	41,962	209,243
Ratio of current assets to current liabilities	1.673	1.673	0.225	0,592	0.993	1.126
Ratio of shareholders’ equity to total liabilities	1.008	1.008	0.763	2.244	2.169	2.018
Ratio of non-current assets to total assets	0.859	0.859	0.882	0.846	0.860	0.811
Profitability (9)	0.430	0.430	(0.684)	(0.037)	(0.001)	0.540

(1)	Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2003 which was Ps. 2.8 per US$1.0. We make no representation that the Argentine Peso or U.S. dollar amounts actually represent, could have been or could be converted into dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.
(2)	In thousands of constant Pesos of June 30, 2003, except for ratios and weighted average number of shares outstanding. Includes adjustment by inflation as of February 28, 2003. Sums may not total due to rounding.
(3)	Includes unrealized gains from temporary investments in affiliated companies with non-voting rights, capital issuance premium and loss from write off of real estate assets for certain periods. See Note 8 to our consolidated financial statements.
(4)	We have calculated earnings per share data under Argentine GAAP and U.S. GAAP based on the weighted average number of common shares outstanding during the respective period. Each GDS represents ten common shares.
(5)	Includes parcels of undeveloped land.
(6)	Includes short-term loans, the current mortgages payable and the current portion of the seller financing.
(7)	Includes long-term loans and the non-current portion of the seller financing.
(8)	Includes the purchase of fixed assets and long-term investments.
(9)	Net Profit (Loss) / Average Shareholders’ Equity (simple average between the fiscal period’s shareholders equity and the shareholders’ equity for the same fiscal period of the immediately preceding year)

Exchange Rates

Since April 1, 1991 until the beginning of 2002, the Law No. 23,928 and its Regulatory Decree No. 529/91 (together the “Convertibility Law”) were applicable in Argentina. The Convertibility Law established a fixed exchange rate under which the Argentine Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar.

On January 6, 2002, Argentine Republic Congress enacted the Public Emergency Law and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”) whereby the executive branch was granted the authority to determine the new exchange rate between the Peso and foreign currencies and to approve the corresponding monetary regulations. Thereafter, the executive branch announced the devaluation of the Peso with the establishment of a dual exchange rate system pursuant to which certain limited transactions occurred at a fixed rate of Ps. 1.40 per US$ 1.00 and all other transactions are settled at a floating market rate, depending on supply and demand. See “Risk Factors – Risks related to Argentina”.

The Public Emergency Law amends several provisions of the 1991 Convertibility Law, the most important of which are:

•	the repeal of the Ps. 1.00 to US$ 1.00 fixed exchange rate established in 1991;

•	the elimination of the obligation of the Argentine Central Bank to sell foreign currency for conversion transactions at the rate Ps. 1.00 = US$ 1.00;

•	the elimination of the requirement that the Argentine Central Bank’s reserves in gold and foreign currency shall at all times be equivalent to not less than 100% of the monetary base. However, the law only states that the Argentine Central Bank’s reserves in gold and foreign currency will need to be at all times sufficient to support the monetary base. Accordingly, the monetary base is not necessarily fully backed by foreign currency-denominated reserves, which would potentially have an inflationary effect on prices; and

•	the continuing prohibition of escalation clauses and other means of adjustment of monetary obligations in Pesos.

On January 11, 2002 the Argentine Central Bank ended a bank holiday that it had observed since December 21, 2001. The exchange rate began to float freely for the first time. Since then, the exchange rate has continued to grow, forcing the Argentine Central Bank to intervene in the market and sell U.S. dollars in order to prevent a significant depreciation of the Peso.

Since February 11, 2002, there has been a single free exchange market for all exchange transactions, with the following main features:

•	the rate of exchange is determined by free supply and demand;

•	exchange transactions may only be carried out by entities authorized by the Argentine Central Bank to do so;

•	transfers abroad by the private non-financial sector, the financial sector and public companies which do not depend on the state for their budget for principal servicing of financial loans or profit or dividend remittances will require prior approval from the Argentine Central Bank, regardless of their method of payment. This requirement will not apply to transfers relating to (i) debt agreements with international agencies, (ii) debt with banks participating in the financing of investment projects jointly financed by international agencies, and (iii) debt agreements with official credit agencies or debt guaranteed by them.

Before 1991, the Argentine currency had experienced a significant number of large devaluations and Argentina had adopted and operated under various exchange control policies. We cannot assure you that the executive branch will continue its current policies or that further devaluations will not take place.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal Pesos per U.S. dollar. On December 16, 2003, the applicable Peso/U.S. dollar exchange rate was Ps.2.97 to US$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

Nominal Exchange Rates (5)

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period End
Year Ended December 31, 1998	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 1999	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 2000	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 2001(4)	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 2002	3.8500	1.4750	3.2154	3.3700
Month Ended May 31, 2003	2.8900	2.7120	2.8000	2.8500
Month Ended June 30, 2003	2.8000	2.7200	2.7500	2.8000
Month Ended July 31, 2003	2.8700	2.7100	2.8700	2.9200
Month Ended August 31, 2003	2.9100	2.8350	2.9060	2.9560
Month Ended September 30, 2003	2.9300	2.8400	2.8650	2.9150
Month Ended October 31, 2003	2.8550	2.7870	2.8150	2.8650
Month Ended November 30, 2003	2.9950	2.8475	2.8839	2.8575

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of month-end rates.
(4)	From December 23, 2001 through January 11, 2002 Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.
(5)	All prices are mid market prices.

Source: Argentine Central Bank; Banco de la Nación Argentina, Bloomberg

Fluctuations in the exchange rate between the Peso and the U.S. dollar may affect the U.S. dollar equivalent of the Peso price our US$100.0 million Convertible Notes on the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”). Increases in Argentine inflation or devaluation of the Argentine currency could materially and adversely affect our operating results.

B. Capitalization and Indebtedness

This item is not applicable.

C. Reasons for the Offer and Use of Proceeds

This item is not applicable.

D. Risk Factors

You should consider the following risks with respect to an investment in our company and the country in which we operate.

We may also face additional risks and uncertainties that are not presently affecting us, or that we currently deem immaterial, which may materially impair our business. It is known that investing in companies which operate in emerging markets such as Argentina is more risky than investing in companies which operate in consolidated markets such as the United States.

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

In 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting the Convertibility Law. The Convertibility Law fixed the exchange rate at one Peso per U.S. dollar and required that the Argentine Central Bank maintain reserves in gold and foreign currency in an amount at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the Argentine economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.0% in 1999, 0.5% in 2000 and 4.9% in 2001. During the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below. During 2002, the gross domestic product dramatically decreased by 10.9% as compared to 2001, while prices increased approximately by 41.0% and 118.0%, based on the consumer price index and on the wholesale price index, respectively. During 2003, economic indicators showed some signs of recovery. During the first half of 2003, the gross domestic product increased by 6.6% as compared to the same period in 2002, while prices increased by 10.2% and 8.1% based on the consumer price index and on the wholesale price index, respectively.

Political and economic instability has affected and could affect in the future commercial and financial activities

Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs.

This government took certain measures that caused social discontent and the resignation of Minister of Economy, Domingo Cavallo. On December 21, 2001, after declaring a state of siege, President De la Rúa resigned in the midst of an escalating political, social and economic crisis.

Following the resignation of an interim President only one week after his appointment, on January 1, 2002, the Legislative Assembly elected Peronista senator Eduardo Duhalde as President to serve for the remaining term of former President De la Rúa. During the government of President Duhalde a number of far-reaching initiatives were undertaken, including:

•	ratifying the suspension of payment of almost all of Argentina’s sovereign debt declared by the interim President;

•	ending the Peso-U.S. dollar Parity set forth in the Convertibility Law and the resulting devaluation of the Peso;

•	converting certain U.S. dollar-denominated debts (ruled by Argentine Law) into Peso-denominated debts at a one-to-one exchange rate plus CER (as defined below);

•	converting, with limited exceptions (financial and commercial), U.S. dollar-denominated bank deposits into Peso-denominated bank deposits on an exchange rate of Ps. 1.4 per U.S. dollar plus CER (as defined below); and

•	enacting an amendment to the Argentine Central Bank’s charter to allow it to print currency in excess of the amount of the foreign reserves it holds.

On April 27, 2003, the presidential elections took place, in which Carlos Menem and Néstor Kirchner obtained the first and second place, respectively, in terms of votes. On May 14, 2003, Carlos Menem decided not to participate in the run-off. Based on Menem’s decision, Kirchner was elected President of Argentina on May 25, 2003 for a four-year term ending December 10, 2007.

The Kirchner administration has continued the economic policies of his predecessor, and the official candidates have succeeded in the subsequent elections, providing a higher political support to the elected president, who obtained the lower number of votes all over the Argentine history.

However, and despite the apparent disappearance of the signs of economic and political crisis, the structural problems of the Argentine economy, which have recurrently caused or contributed to political crisis in the past, have not been resolved, and it cannot be assured whether the policies of the elected president will be finally successful.

These conditions have had and can be expected to have a material adverse effect on our financial condition and results of operations as they have paralyzed, and could paralyze in the future, investment and consumption decisions, thus causing a reduction in retail sales, sales of real estate and demand for office and commercial space.

Argentina’s insolvency and default on its public debt had deepened the financial crisis.

As of December 2001, Argentina’s total gross public debt was approximately US$ 137.0 billion. On December 23, 2001, former interim President Rodríguez Saá declared the suspension of payments on certain of Argentina’s sovereign debt, and President Duhalde ratified this measure on January 2, 2002. In addition, in 2002, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt.

On November 14, 2002, the Argentine government defaulted on all but a fraction of an US$ 805 million payment due on that date to the World Bank, deepening the country’s rift with the international financial establishment and damaging relations between the United States and Latin America. Countries that fail to pay official multilateral institutions such as the World Bank are likely to become international financial pariahs and, though Argentina fully intends to meet its obligations once an International Monetary Funds (“IMF”) agreement is reached, the country could fall further into economic isolation. Eventually, the World Bank is considering the suspension of disbursements on projects that aid the country’s poor, consequently, argentine exports and imports which are being financed by international loans will probably be badly affected by these measures hardening these transactions.

Although the Argentine Government reached an initial agreement with the IMF on September 20, 2003 at the annual meeting of the IMF and the World Bank in Dubai, which will allow Argentina to refinance its debts with the international financial institutions in the amount of US$ 21,500 million, the renegotiation with private creditors looks difficult.

The agreement signed with the IMF set forth that the Government surplus– before paying the debt – should be 3% for the first year, which is equivalent to US$ 4,200 million. Targets for years 2005 and 2006 will be set once an agreement between the country and the private creditors is reached.

The Argentine Capital Market Institute stated in a report that is part of a document about the external debt rescheduling that a 3% surplus of GDP and a growth rate in actual terms of 3% up to 2007 would not allow Argentina to meet its obligations in years 2005, 2006 and, especially 2009. During those years, principal and interest installments related to BODEN and secured loans would become due, which were not included in the debt rescheduling, amounting to US$ 354 million, US$ 272 million and US$ 1,154 million, respectively.

At the annual meeting of the IMF and the World Bank in Dubai, the Argentine economy officers made an exchange offer to private creditors. They proposed that creditors exchange their debt instruments for any of the new government securities that are to be issued. Holders might opt for bonds in U.S. dollars, euros or pesos adjusted for inflation. Interest rates, payment terms and the percentage of loss of nominal value would be defined in subsequent negotiations. To date, no agreement has been reached. The government´s offer that involved writing out 75% of the value of the defaulted debt, the refuse to pay interest arrears and the issuance of new long interest bonds, which would have amounted to a cut of up to 90% in the present value of the original bond, has been widely rejected by most creditors.

On December 3, 2003, the Argentine bondholder´s committee, a New York based group, made a counter offer which would accept a write off with a 35% discount in the nominal value of the defaulted debt, but Argentina would have to honor overdue interests.

As of November 13, 2003, Standard & Poor’s maintained Argentina’s long-term local and foreign currency sovereign credit ratings at “SD” (selective default), indicating that the Republic is defaulting on some of its obligations. Fitch IBCA and Duff & Phelps maintained the “DDD” ratings for the long-term debt (with a negative rating watch) and the ratings for the short-term debt at “C”. Moody’s Investors Service qualified Argentina’s foreign currency country ceiling for long-term bonds at Caa1 with a stable rating outlook.

As of November 30, 2003 Argentina´s public debt totaled US$ 185.2 billion, or 143% of its GDP, where US$ 106.8 billion had to be restructured.

If the external debt is not rescheduled, the Argentine companies will find it difficult to access international financial assistance, and foreign investments either directly or through a portfolio would be restricted. These circumstances might deteriorate the slight and initial recovery of the Argentine economy and the recession as well as political crisis may reappear. As a result, our business, financial condition and results of operations will likely be materially and adversely affected, as paralysis of the economy and inflation negatively affect consumers’ purchasing power, which, in turn, affects retail sales, investment decisions in residential real estate and demand for office and shopping center space.

The Peso has been, and may continue to be subject to substantial depreciation and volatility

The Argentine government’s economic policies and any future changes in the value of the Peso against the U.S. dollar could adversely affect our financial condition and result of operations. The Peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

As a result of inflationary pressures, the Argentine currency was devaluated repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rates, and prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. During the 1990s the devaluation and fluctuation of the Peso against the U.S. dollar was controlled by the Convertibility Law, which fixed the exchange rate at one Peso per U.S. dollar. However, the Public Emergency Law puts an end to ten years of U.S. dollar-Peso parity, and the Argentine government has authorized a free floating exchange rate for all transactions. This has resulted in a significant devaluation of the Peso. Since the devaluation of the Peso, the Peso has fluctuated significantly, causing the Argentine Central Bank to intervene in the market to support the value of the Peso by selling U.S. dollars.

At present, the country has a floating exchange rate, which as of December 16, 2003 was Ps. 2.97 = US$ 1.00, according to Banco Nación data.

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

Since our significant exposure to U.S. dollar-denominated liabilities, our results are very sensitive to fluctuations in the nominal exchange rates. In this way, strong depreciation in the Peso will affect negatively our results while strong appreciations will influence positively.

The devaluation of the Peso has adversely affected Argentine economic conditions and our financial position

On January 6, 2002, Congress enacted the Public Emergency Law, putting an end to ten years of U.S. dollar-Peso parity under the Convertibility Law and eliminating the requirement that the Argentine Central Bank’s reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to the sum of the Pesos in circulation and the Peso deposits of the financial sector with the Argentine Central Bank. The Public Emergency Law grants the executive branch the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. On the same day, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Argentine Central Bank approval, and import and export transactions at an exchange rate of Ps. 1.4 per U.S. dollar and a floating rate to be freely determined by the market for all other transactions.

The Argentine government is facing severe fiscal problems due to the recent devaluation. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated. Therefore, the Argentine government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

Past history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth.

Since the end of the Convertibility Law, according to numbers released by the Instituto Nacional de Estadística y Censos (“INDEC”) the consumer price index increased 41.0% during 2002 and 3.9% during the first ten months of 2003, as compared to the same period of the previous year, respectively. In addition, the wholesale price index grew 18.0% during 2002 and –2.9% during the first ten months of 2003, as compare to the same period of the previous year, respectively. The Argentine economic and political situation continues to evolve and the Argentine government may enact future regulations or policies that, when finalized and adopted, may adversely and materially impact, among other items:

•	the realized revenues we receive for services offered in Argentina, such as rental contracts;

•	our asset valuations;

•	our Peso-denominated monetary assets and liabilities, which could be affected by the introduction of different inflation adjustment indexes.

There is risk that the Argentine financial system may collapse

Although the amount of deposits in the Argentine banking system has been decreasing during the last few years, during the last quarter of 2001 a significant amount of deposits were withdrawn from Argentine financial entities as a consequence of the increasing political instability and uncertainty. This run off of deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities in an attempt to pay back depositors. However, the general unavailability of external or local credit created a liquidity crisis, which triggered numerous payment defaults, which in turn undermined the ability of many Argentine banks to pay back depositors.

To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the De la Rúa administration restricted the amount of cash that account holders could withdraw from banks. Subsequently, the Duhalde administration in an attempt to stop the continuing drain on bank reserves enforced a mandatory rescheduling of maturities and released a schedule stating how and when money in savings and checking accounts and maturing time deposits would become available. These restrictions, known as the “corralito”, are no longer in effect, although exchange control restrictions remain in effect.

Despite the “corralito”, between January 1 and July 1, 2002, approximately Ps. 20.0 billion were withdrawn from banks due to court rulings that enabled certain depositors to withdraw their money. This resulted in a further weakening of the banking system. Consequently, on April 25, 2002, the Argentine government enacted Law No. 25,587 in an attempt to stop the outflow of funds caused by several judicial measures which forced financial institutions to return deposited funds to their owners as a precautionary measure, pending the resolution of claims. This new law prevents judges from adopting said provisional measures in all proceedings against the Argentine government or any financial institution, which involve funds frozen in the financial system.

The “corralito” led to the paralysis of virtually all commercial and financial activities and significantly diminished consumer retail spending as a result of increased uncertainty, the inability for depositors to access their savings and a general shortage of cash. Additionally, social unrest and protests directed against financial institutions and the Argentine government became widespread.

The strength of the financial system is relevant to our business projects and operations. Although the corralito is no longer in effect and the confidence in banks is slowly returning, we cannot assure you that the Argentine financial system will not collapse or that it will recover its pre crisis strength.

The paralysis of Argentine payment system is adversely impacting economic activity and our ability to operate

Over long periods, Argentina has had access to external financing. The default on its external debt and the characteristics of the rescheduling proposed by the country would hamper the obtainment of financial resources from abroad.

Argentina has incurred in the highest default of its history in nominal terms, and the fact that this situation has not been resolved prevents the country from obtaining further foreign financing. Although the Argentine Government reached an initial agreement with the IMF on September 20, 2003 at the annual meeting of the IMF and the World Bank in Dubai, which will allow Argentina to refinance its debts with the international financial institutions in the amount of US$ 21,500 million, the renegotiation with private creditors looks difficult.

If the external debt is not rescheduled, the Argentine companies will find it difficult to access international financial assistance, and foreign investments either directly or through a portfolio would be restricted. These circumstances might deteriorate the slight and initial recovery of the Argentine economy and the recession as well as political crisis may reappear. Moreover, the solvency of the Argentine financial system is still in jeopardy, and the system’s failure would have a material and adverse effect on the prospects for economic recovery and political stability, thus materially and adversely affecting our revenue stream and our ability to access new credit.

Inflation may escalate and further undermine the economy

On January 24, 2002, the Argentine government amended the Argentine Central Bank’s charter to allow it to print currency (without having to maintain a fixed and direct ratio with the foreign currency and gold reserves), to make advances to the federal government to cover its anticipated budget deficit and to provide financial assistance to financial institutions with liquidity problems. Furthermore, the devaluation of the peso created pressures on the domestic price system that generated inflation in 2002, after several years of price stability, and, in recent years, price deflation. Through December 31, 2002, the Consumer Price Index and the wholesale price index exhibited cumulative increases of 41.0% and 118.0%, respectively. During 2003 inflation has been relatively stable, in October, 2003 the wholesale price index decreased 2.9% as compared to 2002. Although there is considerable concern that significant inflation will continue if the Argentine Central Bank prints currency to finance public-sector spending or financial institutions in distress, such inflation has previously materially undermined the Argentine economy and the government’s ability to create conditions that would engender growth.

The devaluation of the peso and accompanying economic policy measures implemented by the Argentine government were intended primarily to remedy the effects of unemployment and to stimulate economic growth. To date, it is not apparent that the objectives pursued have been achieved. The sustainable success of such measures in the future will depend on the ability of the Argentine government to generate confidence among the local and international financial and business communities. Without such confidence, it is likely that inflation rates will increase significantly, investment and economic activity will contract further, unemployment will increase beyond current levels, tax revenue (excluding inflationary effects) will drop and the fiscal deficit will widen.

High unemployment and other labor difficulties have contributed to the social unrest in Argentina and may affect our operations

On May 2002, unemployment stood at 21.5%. Even though in May 2003 the unemployment decreased to 15.6%, showing a recovery in this field, unemployment and underemployment continue to create serious social problems in Argentina. In order to moderate the social instability arising from the labor situation, Duhalde´s administration included in its 2003 budget, social aid programs aimed at improving health and food provision, employment generation and a subsidy for the unemployed. Nevertheless, such programs have not yet mitigated the current social unrest, and if unemployment rates do not decrease substantially, consumption of retail goods will be detrimentally affected which in turn will adversely affect the financial condition of our tenants, and consequently, our results of operations.

Promulgations of laws related to foreclosure on real state adversely affect property rights

On February 2002, the Argentine government amended Argentina’s bankruptcy law, suspending bankruptcies and foreclosures on real estate that constitutes the debtor’s primary dwelling, initially for a six-month period and subsequently extended until November 14, 2002.

On June 2, 2003, the Congress passed a law formally suspending the ability to foreclose on mortgaged properties for a term of ninety days, reinstating the earlier “formal” suspension on foreclosures that had ended on November 14, 2002. This suspension was extended until September 2, 2003. However, the creditors voluntarily agreed, together with banks and other financial institutions, to extend such suspension until a new law gave solution to this situation. On November 5, 2003 the Congress enacted Law No. 25,798 in order to grant certain facilities to the debtors and discharge the payment of their due and payable debts.

Future governmental policies will likely significantly affect the economy as well as the operations of financial institutions

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Due to the Argentine crisis, in the last few months the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy as well as financial institutions in particular. We cannot assure you that laws and regulations currently governing the economy or the banking sector will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our foreign-currency denominated debt obligations.

Due to the current social and political crisis, investing in Argentina also entails the following risks:

•	civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes;

•	expropriation, nationalization and forced renegotiation or modification of existing contracts; and

•	taxation policies, including royalty and tax increases and retroactive tax claims.

Despite the apparent disappearance of the signs of economic and political crisis, the structural problems of the Argentine economy, which have recurrently caused or contributed to political crisis in the past, have not been resolved, and it cannot be assured whether the policies of the elected president will be finally successful.

Risks Related to Our Business

The Argentine Central Bank imposed restrictions on the transfer of funds outside of Argentina which could prevent us from servicing certain of our external debt as it comes due, and could therefore result in the acceleration of all of our indebtedness and our inability to remain a going concern

Since early December 2001, the Argentine government has imposed a number of monetary and currency exchange control measures that include significant restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad. The prior approval of the Argentine Central Bank was required for all transfers of funds related to debt principal or interest payments outside of Argentina up to February 8, 2003.

Effective May 6, 2003, the prior authorization by the Argentine Central Bank to remit funds abroad in order to pay principal and/or interest is no longer required, provided certain conditions are met (such as a certificate evidencing compliance with the Argentine Central Bank regulations in connection with application of funds to repay debts).

The Argentine Central Bank issued Communication “A” 3944 and other similar measures for the purpose of managing the value of the Argentine peso in relation to the U.S. dollar. It cannot be anticipated whether the Argentine Central Bank will be able to achieve the referred purpose in the short term. In addition, it cannot be foreseen whether the Argentine Central Bank will introduce new amendments to exchange control regulations in order to control the quotation of the Argentine peso. Therefore, it cannot be ensured whether Communication “A” 3944 will be in force until maturity of our existing debt. Any amendment to the referred Communication restricting payments in foreign currency abroad will prevent us from meeting our liabilities abroad in foreign currency.

We cannot assure you that the Argentine Central Bank will not amend the current regulations and require against its authorization for payments abroad. In this case, we cannot assure you that the Argentine Central Bank will authorize principal payments to our foreign creditors pursuant to the terms of our existing financial agreements. Even if we obtained such authorization, we cannot assure you that a scarcity of U.S. dollars would not become in a major obstacle to convert a large amount of Pesos into U.S. dollars complicating our U.S. dollar-denominated debt payments. If, in the future, the authorization of the Argentine Central Bank is reinstalled and does not authorize us to remit funds abroad, current and non-current debt obligations may become immediately due and payable, unless new financing is available to us from outside Argentina or we are able to renegotiate the indebtedness that is subject to such restrictions. Although we may in the future undertake to obtain such financing or renegotiate our indebtedness, we cannot assure you that such efforts would succeed and enable us to remain a going concern.

We are highly leveraged and may be unable to pay our debt

We have, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2003, we had approximately Ps. 679.5 million of financial debt.

The amount of leverage that we have and may incur in the future could have important consequences which include limiting our ability to refinance existing debt or to borrow money to finance working capital, acquisitions and capital expenditures and requiring us to dedicate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including making acquisitions and capital expenditures. Our high leverage placed us at a disadvantage position against our competitors who were not as leveraged as we were, limited our ability to react to changes in market conditions, the real estate industry and economic downturns. Nowadays, we are recovering from our debt crisis but we cannot assure you that we will not relapse and become unable to pay our debt.

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

We may face potential conflicts of interest relating to our principal shareholders

Our largest shareholder, Mr. Eduardo S. Elsztain, currently is the beneficial owner of approximately 25.1% of our common shares. As of November 30, 2003, this consists of:

•	3,531,539 of our common shares owned by Dolphin Fund, plc, an investment fund in which the principal investment manager is Consultores Asset Management S.A. (formely Dolphin Fund Management S.A.), a company where Mr. Eduardo S. Elsztain has a controlling interest;

•	49,912,350 of our common shares owned by Cresud S.A.C.I.F. y A. (“Cresud”), for which Mr. Eduardo S. Elsztain by reason of his position with Cresud, may be deemed to own all of our common shares held for the account of Cresud.

Conflicts of interest between our management, ourselves and our affiliates may arise in the performance of our respective business activities. Mr. Elsztain and certain other members of our board of directors and senior management also beneficially own (i) approximately 34.0% of the common shares of Cresud S.A.C.I.F. y A., an Argentine company that currently owns approximately 40.3% on a fully diluted basis of our common shares and (ii) approximately 56.0% of the common shares of our subsidiary APSA. In some circumstances, our interests may not be the most important consideration to our principal shareholders or to their affiliates with influence over our actions. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in our interest.

The devaluation of the Peso and the deterioration of the Argentine economy have had, and may continue to have, a material adverse effect on the results of our operations and financial condition

For so long as the Convertibility Law remained in effect, we had no exchange rate risk relating to our Peso-denominated revenues and our U.S. dollar-denominated liabilities. However, with the repeal of the Convertibility Law on February 4, 2002, all U.S. dollar-denominated obligations, which were within the Argentine banking sector and subject to Argentine Law, were mandatorily converted into Peso-denominated liabilities at an exchange rate one Peso to one U.S. dollar. Nevertheless, the majority of our liabilities (the US$ 51.0 million Unsecured Loan Agreement, the US$ 37.4 million Class 3 Floating Rate Notes and the loan granted by Bank Boston to our subsidiary Hoteles Argentinos for US$ 12.0 million) are subject to New York law and thus have not been converted into Pesos. Moreover, our US$ 100.0 million Convertible Notes are U.S. dollar-denominated. (See: Item 5 -Section B.- Our Indebtedness). We realize a substantial portion of our revenues in Pesos (such as rental contracts and seller financing) and, as a result, the devaluation of the Peso has adversely affected the U.S. dollar value of our earnings and, thus, impaired our financial condition. Moreover, our Peso-denominated assets (which represent 90% of our total assets as of June 30, 2003) have depreciated against our indebtedness denominated in foreign currency. As of June 30, 2003, we had outstanding debt amounting to Ps. 679.5 million, of which, 87% was denominated in U.S. dollars. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition, and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The mandatory pesification of contracts originally denominated in U.S. dollars will adversely affect our profitability

Although our lease agreements and seller financing loans were denominated in U.S. dollars, the Argentine government mandatorily converted all U.S. dollar monetary obligations entered into between private parties prior to January 7, 2002 that are not related to the financial system into Peso-denominated obligations at a rate of Ps. 1.00 = US$ 1.00. Although the Argentine government sought to mitigate the adverse effects of this mandatory “pesification” by permitting the Peso-denominated obligations to be adjusted for inflation pursuant to an index known as the Coeficiente de Estabilización de Referencia (“CER”), we cannot assure you that an adequate adjustment will apply to amounts payable to us under our lease and loan agreements. If, as a consequence of this adjustment, the agreement is unfair to any of the parties, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision. New lease agreements may be freely entered into between parties and may not contain inflation adjustment clauses based on consumer price indexes or whole price indexes. Although part of our new lease agreements are dollar denominated, the mandatory pesification of contracts originally denominated in U.S. dollars is likely to materially and adversely affect our financial condition and our ability to pay our liabilities denominated in U.S. dollars (mostly banking and financial loans), because our cash flows will be mostly denominated in devalued Pesos.

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

We hold positions in Argentine securities which are more volatile than United States securities, and carry a greater risk of default

We currently have and in the past have had certain investments in Argentine government debt, corporate debt and equity securities. In particular, we hold a significant interest in Banco Hipotecario S.A. (“Banco Hipotecario”), an Argentine bank that has recently suffered material losses. Although the holding of these investments, with the exception of Banco Hipotecario, tends to be short term, investments in such securities involve certain risks, including:

•	market volatility, higher than those typically associated with U.S. government and corporate securities; and

•	loss of principal.

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

Our ability to generate income from our properties sufficient to service our debt and cover other expenses may be adversely affected by the following factors, among others, some of which we cannot control:

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

•	increased competition from other real estate operators which might drive down our prices and profits;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the life of and revenue from a property;

•	increases in operating expenses which could lower our profitability;

•	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

•	the need to periodically renovate, repair and release space, the higher costs thereof and the ability of our tenants to provide adequate maintenance and insurance, possibly decreasing the life of and revenue from a property; and

•	the exercise by our tenants of their legal right to early termination of their leases.

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

APSA´s failure to lease the stores of Rosario Shopping Center and to sell planned properties will adversely affect its financial condition

APSA might has difficulty or fail to lease the stores of Rosario Shopping (which construction has begun in December 2003) and to sell its futures developments. The Rosario project is composed of the construction of a shopping center and a high-rise residential complex in the city of Rosario. APSA expects to finance the main part of the fund through working capital, and if necessary APSA is going to seek debt financing in a limited amount. A failure or a delay in selling these properties would result in lower results of operations and have a material adverse effect on its financial condition.

Real estate market illiquidity and declining property values in U.S. dollars may adversely affect our financial condition

The Argentine crisis, including the devaluation of the Peso, deteriorated the value in a U.S. dollar basis and increased the illiquidity of real estate investments. In spite of the fact that during the last months, the value in U.S. dollars of the real state investments has begun to recover, it may be more difficult for us to adjust our property portfolio promptly in response to changes in economic or business conditions or to the factors described above. The economic recession and the devaluation of the Peso have significantly reduced consumer spending power, and the social unrest and ensuing political instability together with the succession of governmental measures have adversely affected the normal operations of banks have heightened uncertainty and eroded confidence in the possibility of recovery. If we are forced to sell one or more of our properties in order to cover operating expenses or to satisfy debt service obligations, or if we were liquidated, the proceeds from such sales might be less than our total investment in the properties sold.

Our business is subject to extensive regulation

The real estate business is subject to extensive building and zoning regulations by various federal, state and municipal authorities, which affect land acquisition, development and construction activities, and certain dealings with customers, as well as consumer credit and consumer protection statutes and regulations. We are required to obtain approval from various governmental authorities for our development activities, and new laws or regulations could be adopted, enforced or interpreted in a manner that could adversely affect our results of operations and levels of cash flow necessary or available to meet our obligations. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. We and our affiliates’ operations are also subject to federal, state and municipal environmental laws applicable in Argentina. We believe that such laws and regulations currently do not materially affect our business or results of operations. We cannot assure you, however, that regulations affecting the real estate industry, including environmental regulations, will not change in a manner which could have a material adverse effect on our business.

Argentine lease law imposes lease restrictions that limit our flexibility

Argentine laws governing leases impose certain restrictions, including the following:

•	lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although a lot of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for us to increase the amounts owed under our lease agreements;

•	lease agreements must be for a minimum term of two years for residential properties and three years for retail property, except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for the leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six months. The exercise of such rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future.

Eviction proceedings in Argentina are difficult and time consuming

Despite the enactment of a law amending the Argentine civil procedures that by which the lessor may, by posting a bond, obtain the immediate eviction of the tenant, historically, the heavy workload on the courts that hear these matters and the numerous procedural steps required have generally delayed efforts of landlords to evict tenants. Before the enactment of the above mentioned law, eviction proceedings generally lasted from six months to two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding office rental space has been very low, approximately 2%, and we have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on our financial condition and results of operation.

Our assets are concentrated in the Buenos Aires area

Our principal properties are located in the city of Buenos Aires and the greater Buenos Aires area and a substantial portion of our revenues are derived from such properties.

For the fiscal year ended June 30, 2003, 100% of our sales were derived from properties in the city of Buenos Aires and greater Buenos Aires. Although we own properties and may acquire or develop additional properties outside of the city of Buenos Aires and the greater Buenos Aires area, we expect to continue to depend to a very large extent on economic conditions in those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

Our real estate activities through subsidiaries and joint ventures are subject to additional risks

We conduct a substantial part of our real estate activities through subsidiaries and strategic alliances with other companies. We have several important investments in companies, the most important of which is APSA where we own the majority of the voting stock. In the future, we may increase our real estate activities through such vehicles. As a result, we depend to a certain extent on the successful operation of subsidiaries and strategic alliances and upon income, dividends and other distributions from them to maintain our profitability, liquidity and growth. Moreover, joint ownership of properties involves additional risks. For example, our partners or co-investors may:

•	become bankrupt or insolvent;

•	develop business objectives or goals which are different from ours; or

•	take actions that are contrary to our instructions or requests or that are otherwise contrary to our interests.

Development and construction activities are inherently risky

We are engaged in the development and construction of office, retail and residential properties, generally through third-party contractors. Risks associated with our development and construction activities include the following, among others:

•	we may abandon development opportunities and renovation proposals;

•	construction costs of a project may exceed our original estimates, making a project unprofitable;

•	occupancy rates and rents at a newly completed project may be insufficient to make the project profitable;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	we may be unable to obtain financing on favorable terms for the development of the project;

•	sale prices for residential units may be insufficient to cover development costs;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

•	we may be unable to obtain, or may face delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

We are subject to shopping center operating risks that may result in lower profitability of our shopping centers

Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	the amount of rent collected from each shopping center rental unit; and

•	the fluctuations in occupancy levels in the shopping centers.

In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on us, if our tenants are unable to pay their higher rent obligations due to the increase in expenses.

Moreover, the shopping center business is closely related to consumer spending, and, therefore, to the economy in which such customers are located. All of our shopping centers are located in Argentina, and, as a consequence, their business has been seriously affected by the Argentine recession. Unemployment, political instability and inflation have reduced consumer spending in Argentina, lowering tenants’ sales and forcing some of them to leave our shopping centers. This has reduced the occupied space and consequently, our revenues.

The concept of the shopping center is relatively new and in a development process in Argentina

The concept of the shopping center and the broad use of shopping centers by consumers is only beginning to develop in Argentina. The first shopping center of Argentina was inaugurated in 1987. Although there has been a considerable expansion of shopping center properties, many retail stores in Argentina are not located in shopping centers. Therefore, the continued success of our business plan depends to a certain extent on the continued shift by consumers from shopping at traditional street-level retail stores to large-scale shopping centers of the type owned and operated by us.

The shift of consumers to purchasing goods over the Internet may hurt our shopping center sales

During the last years, retail sales by means of the Internet have grown very significantly in Argentina even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, at home, work or elsewhere, to shop electronically for retail goods, and that they are likely to continue doing so. If e-commerce and retail sales through the Internet continue to grow at current rates, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and prospects.

Our future acquisitions may be unprofitable

We intend to acquire additional properties to the extent that they will be acquired on advantageous terms and meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	the risk that investments will fail to perform as expected, or

•	the risk that estimates of the cost of improvements needed to bring the property up to established standards for the market might prove to be inaccurate.

Our investments in Internet companies are subject to high risk

Our Internet investments, through our subsidiary, APSA, involve a high risk. Internet companies are relatively new and there is little or no historical operating and financial information available to analyze. Additionally, in the first years of operation, Internet companies do not generate earnings or positive cash flows, and their losses must be covered with capital contributions from the investors. There is no assurance that Internet companies will generate earnings or will be able to obtain financing once the initial capital contributions are already used. Therefore, our risks associated with Internet companies include the possibility that:

•	we will not recover the investments already made and the one committed.

•	we will have to increase its capital contributions to finance the Internet companies.

•	we may also experience the following additional risks with respect to its investment in internet companies:

•	the possibility that the internet company might not maintain and/or increase the level of traffic of the sites;

•	the internet company might not adapt itself or anticipate the changes in the market;

•	the internet company may be inefficient in updating and developing the necessary systems and organization and in hiring new or specialized personnel;

•	the chance that the world wide web will not be able to handle the site traffic;

•	the difficulty in generating expected income;

•	the failure in the administration of expansion of operations; and

•	the lack of efficiency to merge new lines of business to the existing operations.

Moreover, it should be taken into account that the expected level of use and acceptance of the Internet and of online services might never be reached.

Our shopping center business is subject to competitive pressure

Most of our shopping centers are located in the city of Buenos Aires and greater Buenos Aires. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competitive properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. To date, there have been relatively few companies competing with us for shopping center properties, and, as additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

We are subject to the risk of payment defaults due to our investments in credit card businesses through our subsidiary APSA

Investments in credit card businesses can be adversely affected by delinquency on credit card accounts, defaults in payments by credit card holders, judicial enforcement for the collection of payments, doubtful accounts or loss of receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors, which among others include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	increase of unemployment; and

•	loss of value of actual salaries.

These and other factors may have an adverse effect on present rates of delinquency, executions and losses, any one or more of which could have a material adverse effect on the results of operations of our credit card business. Recessionary economic conditions in Argentina have persisted for several years and have worsened in recent years. In addition, if our credit card business is adversely affected by one or more of the above factors, the asset quality of our securitized receivables are also likely to be adversely affected. Therefore, we could adversely be affected to the extent that at such time we hold a participating interest in any such securitized receivables.

A high percentage of credit card holders are employees. Consequently, reductions in employment, suspensions or reductions in salaries may reduce credit card holders’ incomes, thus, adversely affecting our credit card revenue collections.

We may not be able to recover the mortgage loans we have made

In recent years, we have provided mortgage financing to purchasers of units in our residential development properties. Before January 2002, our mortgage loans were U.S. dollar-denominated and accrued interest at a fixed interest rate ranging generally from 10% to 15% per year and for terms ranging generally from 3 to 15 years. However, on March 13, 2002, the Argentine Central Bank converted all U.S. dollar denominated debts into Pesos at the exchange rate of Ps. 1.00 to U.S. dollars 1.00 and imposed maximum interest rate on mortgage loans of 3.0% for residential mortgage loans granted to individuals and 6% for mortgage loans granted to business organizations. These modifications adversely affected the U.S. dollar value of our outstanding mortgage loans which at June 30, 2003, aggregated approximately Ps. 2.6 million.

We are subject to risks normally associated with providing mortgage financing, including the risk of default in the payment of principal and interest, which could adversely affect our cash flow. Argentine law imposes significant restrictions on our ability to foreclose and auction properties. Thus, if there is a default under a mortgage loan, we do not have the right to foreclose on the unit. Instead, in order to reacquire a property, we are required to purchase each unit at a public court ordered auction, or at an out-of-court auction, in accordance with Law No. 24,441. However, the Public Emergency Law established the suspension of all the judicial and non-judicial enforcements including the enforcement of mortgages and pledges, regardless of its origin. Nowadays, private and financial entities have voluntarily decided to suspend foreclosures, meanwhile Law No. 25,798 has been enacted by Congress in order to give a definite answer to the problem of default in payment of mortgage loans. We cannot assure you that we will be able to recover any amount outstanding on any mortgage loan through the sale of any property at such an auction.

We cannot assure you that any future inflation adjustment coefficient will adequately reflect inflation or that such adjustment will not increase delinquency on our outstanding mortgage portfolio, thus reducing future revenues.

Our subordinated participations in securitized mortgage loans may have no value

Additionally, on December 2001, we securitized almost the entirety of the mortgage portfolio originated by us since late 1992, amounting to Ps. 29.9 million, through the sale of this portfolio to Fideicomiso IRSA I. Banco Sudameris Argentina acts as trustee and collection agent for the trust. Fideicomiso IRSA I issued four classes of participation certificates under a scheme of complete subordination, in which each class is serviced only upon the total payment of the preceding senior class. We hold all of the Class B, Class C and Class D participation certificates and approximately 10% of the Class A certificates. Class D certificates represent the most junior class, have no fixed return and will yield the funds remaining in the trust after Classes A, B and C and all the expenses of the trust have been completely paid for.

This portfolio was originally originated in U.S. dollars and mandatory converted into Pesos in January 2002. Additionally, mortgages in the trust were subject to inflation adjustment between February and April 2002. Following these changes, the terms and conditions of the certificates of deposit issued by the trust were modified to reflect changes in the underlying assets. In May, inflation adjustment on residential mortgages on homes granted to individuals was eliminated until October 2002, when adjustment was performed according to a different inflation index, the Coeficiente de Variación Salarial (“CVS”). Pursuant to Law No. 25,796 the CVS will no longer be in effect as from April 1, 2004. The terms and conditions of the certificates of deposit were modified again to reflect this new change.

The asset quality of the portfolio has declined as a result of the current economic crisis in Argentina, and as a result we cannot assure you that the trust will have sufficient or any funds to service initially the subordinated certificates held by us. If it does not, the value of these bonds might be considerably reduced or even equal to zero.

As of October 31, 2003, Classes A and B were complety amortized.

On October 31, 2003, Classes C and D face value ascended to Ps. 1.3 million and Ps. 10.3 million, respectively.

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

In addition to the general risks associated with investments in Argentina and in real estate discussed elsewhere in this section, the profitability of our hotels depends on:

•	our ability to form successful relationships with international operators to run our hotels;

•	changes in travel patterns, including seasonal changes; and

•	taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

We are dependent on our senior manager Eduardo Elsztain

Our success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, our chief executive officer, president and chairman of the board of directors. The loss of his services for any reason could have a material adverse effect on our business. If our current principal shareholders were to lose their influence on the management of our business, our principal executive officers could resign or be removed from office. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

APSA’s use of financial instruments for hedging may result in material losses

APSA uses various off-balance sheet financial instruments to reduce its financing cost associated with its borrowings. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and generally do not constitute positions independent of those exposures.

Nevertheless, APSA’s hedging strategies may prove ineffective to address the effects of interest rate or foreign currency exchange movements on its financial condition. APSA has experienced net hedging losses in the past, and could experience such losses in the future to the extent that interest rates or foreign exchange rates shift in excess of the risk covered by hedging arrangements. In entering into interest rate and foreign currency contracts, APSA bears the credit risk of counterparties being unable to meet the terms of their contracts; and APSA may be unable to recover damages from any such defaulting counter party through legal enforcement actions due to laws affording bankruptcy or similar protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, APSA entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, APSA agreed to pay US$ 69.1 million on March 30, 2005 and will receive Ps. 69.1 million on such date. As collateral for its payment obligations under the modified agreement, APSA was required to make a deposit of US$ 50 million with the counterparty. APSA is not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. dollar. Thus, a continued devaluation of the Peso against the US dollar and/or an increase in interest rates would increase its loss which could be material.

As of October 31, 2003, APSA was not using any other derivatives.

Risks Related to the ADSs and the Shares

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

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and all of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce in all respects, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a Passive Foreign Investment Company for United States federal income tax purposes, United States Holders of our securities would suffer negative consequences

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a Passive Foreign Investment Company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2003, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, United States Holders of our shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or GDSs at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

ITEM 4. Information on the Company

A. History and Development of IRSA

General Information

Our legal name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943 under Argentine law as a sociedad anónima (stock corporation), and we were registered with the Inspección General de Justicia (Public Registry of Commerce of the City of Buenos Aires) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and global depositary shares representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAD), Argentina. Our telephone is +54 (11) 4323-7555, and our website is www.irsa.com. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is P.O. Box 11258 Church Street Station, New York, New York 10286, and whose telephone is 001-610-312-5315.

Please notice that as from January, 2004, we will move our headquarters to Moreno 877, (C1091AAQ), Buenos Aires, Argentina, keeping the same telephone number.

History

Since 1991, when our current management and certain international investors acquired substantially all of our capital stock, we have been actively engaged in diverse real estate activities in Argentina. Following our global public offering in December 1994, we developed our real estate activities in the office rental market by acquiring three office towers located in prime office zones of Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020.

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

In December 2000, we sold to Consultoria Inmobiliaria Velutini y Asociados all of our interest in Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios (“FVI”), companies through which we held our interests in Venezuela, for total consideration of US$ 67.0 million. On February 28, 2002, we sold all of our interest in Brazil Realty for US$ 44.2 million.

From December 2000 to June 30, 2003, Cresud invested approximately Ps. 133.6 million to acquire approximately 22.65% of our outstanding shares.

As a result of the increase in our ownership interest and the consolidation of APSA we have ceased using the proportional consolidating method for the confection of the financial statements since this method no longer adequately reflects the results of our operations. We have adopted a method that consolidates our business under the outlines established by the Resolución Técnica No. 4 (“RT4”) of the F.A.C.P.C.E. Under this consolidation method, subsidiaries in which the Company owns more than 50%, are 100% consolidated and those in which we own less than 50% are not consolidated and its results are reflected in our income statement as “Net income in affiliated companies”. The principal consequence of this method on our financial statements is the consolidation of 100% of the revenues from our subsidiary, APSA.

In September 2002, we acquired the Piscis Hotel located in Valle de Las Leñas, an important ski resort in Argentina, for US$ 1.4 million. During that month, we also acquired 30.955% of the share ownership of Valle de Las Leñas S.A. and US$ 3.7 million convertible notes due October 31, 2005, issued by that company, for US$ 2.4 million. Valle de Las Leñas S.A. is the operator of the ski resort. In March 2003, we sold the Piscis Hotel and our stake in Valle de Las Leñas S.A. for a total consideration of US$ 7.7 million.

On October 15, 2002, we initiated a preemptive rights offering of rights for 100 million units consisting of US$ 100.0 million of 8% convertible notes (the “Convertible Notes”) due 2007 and non-detachable warrants to purchase shares of our common stock. The Convertible Notes may be converted into shares of our common stock after December 13, 2002, and until maturity on November 14, 2007, at the initial conversion price of US$ 0.5450 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6541). The rights offering to holders of our common shares and GDSs expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 66.7 million and they have exercised their accretion rights for US$ 10.7 million, adding together US$ 77.4 million. During the allocation of the remainder new investors have subscribed the remaining 22.6 million units completing the US$ 100 million offering.

As of December 16, 2003, holders of our Convertible Notes exercised their conversion rights for the total 4,712,709 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 8,647,168 with a face value of Ps.1.0 each.

The number of Convertible Notes currently outstanding amounts to US$ 95,287,291, the number of warrants currently outstanding amounts to 100,000,000, while the number of our outstanding shares is 220,646,441.

Capital Expenditures

During the fiscal year ended June 30, 2003 we had capital expenditures of Ps. 39.6 million. We made investments in our subsidiaries and equity investees of Ps. 31.7 million primarily in APSA. We also made investments in fixed assets of Ps. 7.7 million among which we can highlight fixed assets belonging to the shopping center and hotel segment. In addition we made investments in undeveloped parcels of land of Ps. 0.2 million.

During the fiscal year ended June 30, 2002 we had capital expenditures of Ps. 48.7 million. We made investments in fixed assets of Ps. 27.0 million primarily to the acquisition of Costeros Dique IV in the office segment of Ps. 20.6 million and in undeveloped parcels of land of Ps. 3.4 million primarily in Dique III of Ps. 2.5 million and in our subsidiaries and equity investees of Ps. 21.7 million.

During fiscal year ended June 30, 2001 we had capital expenditures of Ps. 68.9 million. We made investments in related companies of Ps. 58.8 million primarily in Brazil Realty of Ps. 15.5 million, APSA of Ps. 13.4 million and Latin American Econetworks of Ps. 11.5 million. We also made investments in fixed assets of Ps. 7.6 million primarily to the acquisition of a property in the office segment of Ps. 2.7 million and in the hotels segment of Ps. 2.8 million. We also invested Ps. 2.5 million in undeveloped parcels of land.

We currently believe that the recent restructuring of our debt, resulting in long term maturities, our issuance of the Convertible Notes and the sale of non-core assets, together with our cash generating activities, are likely to provide us with the working capital necessary to cover our needs and invest as opportunities may rise.

B. Business Overview

Operations and Principal Activities

We are one of Argentina’s leading real estate companies. We are engaged directly, or indirectly through subsidiaries and joint ventures in a range of real estate activities in Argentina.

Our principal activities consist of:

•	the acquisition and development of residential properties primarily for sale;

•	the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes;

•	the acquisition, development and operation of shopping centers properties;

•	the acquisition and operation of luxury hotels; and

•	the acquisition of undeveloped land reserves for future developments or sale.

Overview of properties

As of June 30, 2003 we either directly or through our subsidiaries and joint ventures, owned significant interests in a portfolio of 59 properties in Argentina, located principally in Buenos Aires. The following table sets forth certain information concerning our operation and property portfolio.

Consolidated Operating Income (loss)

	Years ended June 30,
	2003	2002		2001
	(in thousands of constant Pesos)
Offices and other non-shopping center rental
Properties	2,268	(24,656)		36,339
Shopping centers	14,055	(1,393)		(592)
Development and sale of properties	2,914	(33,832)		(6,407)
Hotels	879	(11,344)		2,709
International	—	34,594		(1,941)

Total	20,116	(36,631	)(1)	30,108

(1)	Includes Ps. 108.8 million booked in recognition of the loss of value of certain property.

Offices and other non-shopping center rental properties

We are engaged in the acquisition, development and management of offices and other non-shopping center rental properties in Argentina. As of June 30, 2003, we, directly and indirectly, owned interests in 17 office and other non-shopping center rental properties in Argentina which comprised 122,757 square meters of gross leasable area. Of these properties, 13 were office properties which comprised 85,352 square meters of gross leasable area. For the fiscal year 2003, we had net sales from office and other non-shopping center rental properties of Ps. 17.8 million.

All our office rental property in Argentina is located in the city of Buenos Aires. Four of these properties are currently leased to a single tenant, while the remainder is rented to various different tenants. For the year ended June 30, 2003 the average occupancy rate for all our properties in the Offices and other non-shopping center rental property segment was approximately 72% as compared to the same level for the comparable 2002 period. Five different tenants accounted for approximately 35.9% of our monthly office rental. Our five main office rental tenant are: Grupo Total Austral, Grupo Danone, Cisco Systems Argentina S.A., Vintage Oil Argentina and Allende y Brea.

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

Leases. In general we rent our office and other properties on the basis of lease contracts running for terms of three years, renewable for two or three additional years at the tenant’s option. Contracts for the rental of property not located in shopping malls are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment.

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties.

Offices and other non-shopping center rental properties

	Date of acquisition	Leasable area m2 (1)	Occupancy Rate (2)	Monthly Rental income Ps./000 (3)	Total rental income for the fiscal year Ps./000 (4)			Book Value Ps./000 (5)
					2003	2002	2001
Offices
Inter-Continental Plaza (6)	11/18/97	22,535	73%	415	5,648	12,749	15,919	63,728
Libertador 498	12/20/95	10,533	53%	180	2,359	5,212	7,046	35,444
Maipú 1300	9/28/95	10,325	70%	150	2,100	5,057	6,494	40,771
Laminar Plaza	3/25/99	6,521	90%	189	2,902	4,973	5,647	28,021
Madero 1020	12/21/95	2,503	100%	75	876	2,119	4,064	6,433
Reconquista 823/41	11/12/93	6,100	0%	—	—	2,326	3,386	17,075
Suipacha 652/64	11/22/91	11,453	45%	52	576	1,460	2,987	9,945
Edificios Costeros	3/20/97	6,389	63%	62	403	1,520	2,286	17,937
Costeros Dique IV	8/29/01	5,437	48%	49	695	1,924	—	17,566
Others (7)		3,556	45%	46	602	1,499	1,857	8,772

Subtotal		85,352	60%	1,218	16,161	38,839	49,686	245,692
Other Rental Properties
Commercial Properties (8)		4,076	98%	12	191	2,354	4,828	1,888
Other properties (9)		33,329	100%	42	742	2,005	3,146	4,070

Subtotal		37,405	100%	54	933	4,359	7,974	5,958
Related Expenses
Management Fees					676	1,274	1,451

TOTAL OFFICES AND OTHER (10)		122,757	72%	1,272	17,770	44,472	59,111	251,650

(1)	Total leasable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leasable area.
(3)	Agreements in force as of 06/30/03 were calculated.
(4)	Total consolidated leases adjusted for inflation.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
(6)	Through Inversora Bolívar.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our company). Cumulative revenues for fiscal years 2002 and 2001 additionally include revenues from Puerto Madero Dock 5 (fully sold). The revenues of fiscal year 2001 also include the revenues from Avenida de Mayo 701 and Puerto Madero Dock 6 (fully sold).

(8)	Includes the following properties: Constitución 1111 and Alsina 934/44 (through our company). Cumulative revenues also include: In fiscal years 2002 and 2001, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold). In fiscal year 2001 the revenues from Sarmiento 580 and Montevideo 1975 (fully sold).
(9)	Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through the company – only rents are included since book value is reflected on the Developments table) - Thames, units in Alto Palermo Park (through Inversora Bolívar ). Cumulative revenues include: In fiscal years 2001, the revenues from Serrano 250 (fully sold).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

The following table shows a schedule of the lease expirations of our office and other non-shopping center properties for leases outstanding as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases (1)	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2004	36	20,787	38	5,352,905	39
2005	6	4,359	8	1,523,374	11
2006	25	17,503	32	4,260,898	31
2007+	6	12,643	22	2,535,797	19

Total	73	55,292	100%	13,672,974	100%

(1)	Excludes Thames rental properties. Not proportional to our actual holding in each property.

The following table shows the average occupancy rate for our offices during the last three fiscal years ended June 30, 2003, 2002 and 2001.

	Fiscal year ended June 30 (1),
	2003	2002	2001
	(%)	(%)	(%)
Offices
Inter-Continental Plaza	73	83	98
Libertador 498	53	59	77
Maipú 1300	70	62	92
Laminar Plaza	90	95	100
Madero 1020	100	45	100
Suipacha 652/64	45	45	72
Reconquista 823/41	0	0	100
Edificios Costeros	63	27	59
Costeros Dique IV (2)	48	63	—
Others (3)	45	63	66

(1)	Calculated by dividing square meters leased under leases in effect as of June 30, 2003, 2002 and 2001 by the total gross leasable area of offices in the same periods.
(2)	Lease commenced during first quarter 2002.
(3)	Fiscal year 2003 includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 and Sarmiento 517.

The following table shows the average annual rent per square meter for our offices for the last three fiscal years ended June 30, 2003, 2002 and 2001.

	Fiscal year ended June 30 (1),
	2003	2002	2001
	(Ps./m2)	(Ps./m2)	(Ps./m2)
Offices
Inter-Continental Plaza	251	566	706
Libertador 498	224	467	569
Maipú 1300	203	490	623
Laminar Plaza	445	763	866
Madero 1020	350	419	771
Suipacha 652/64	50	127	261
Reconquista 823/41	—	381	555
Edificios Costeros	63	238	357
Costeros Dique IV (2)	128	354	—
Others (3)	169	338	351

(1)	Calculated dividing annual rents per gross leasable area of offices according to our interest in each building.
(2)	Leases commenced during first quarter 2002.
(3)	Fiscal year 2003 includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 and Sarmiento 517.

Properties. Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Inter-Continental Plaza, City of Buenos Aires. Inter-Continental Plaza is a modern 24-story building located next to the Inter-Continental Hotel in the historic neighborhood of Monserrat in downtown city of Buenos Aires. We own the entire building which has floor plates averaging 900 square meters. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Vintage Oil Argentina Inc. Sucursal Argentina and Pharmacia Argentina S.A.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower located at the intersection of Avenida 9 de Julio, Avenida del Libertador and Autopista Illia, three of the most important thoroughfares of the City of Buenos Aires, making it accessible from the north, west and south of the city. We own 17 floors with floor plates averaging 620 square meters. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include Voridiam Argentina S.R.L., MTV Networks Argentina S.R.L., Epson Argentina S.A., and Farmanet S.A. Chrysler Argentina S.A. leases the billboard for an annual rent of Ps. 120,000 through June 30, 2003.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower located on the San Martín Plaza, a prime office zone, on Avenida del Libertador, a major north-south thoroughfare. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has floor plates measuring 440 square meters on most floors. The building’s principal tenants currently include Allende & Brea, Totalfinaelf Gas Transmission Argentina S.A., Uunet Argentina S.R.L. and MCI International Argentina S.A..

Laminar Plaza, City of Buenos Aires. Laminar Plaza is a 18-story office building located in Catalinas, the City of Buenos Aires’ most exclusive office district. We own of the last 5 floors with the floor plates averaging 1,310 square meters. The main tenants, among others, are as follows: Cisco Systems, Movicom Bellsouth, Chubb Argentina de Seguros S.A., Apache Corporation and Bank Hapoalim B.M.

Madero 1020, City of Buenos Aires. Madero 1020 is a 25-story office tower located in the center of the Catalinas area, a prime office zone, with spectacular views of the Port of Buenos Aires, the Río de la Plata and downtown Buenos Aires. As of June 30, 2003 we owned 5 non-contiguous floors with the floor plates averaging 572 square meters. As of June 30, 2003 one floor was for sale. The building’s principal tenants currently include Abeledo Gottheil Abogados S.C and Du Pont S.A.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a seven-floor office building located in the office district of the City of Buenos Aires. We own the entire building which has floor plates unusually large, measuring 1,580 square meters on most floors. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Procter & Gamble Interaméricas Inc., Monitor de Medios Publicitarios S.A./IBOPE and APSA’s subsidiary, Tarshop S.A.

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which has floor plates averaging 407 square meters. Until May, 2002 the entire building was being leased to Aguas Argentinas who decided not to renew the contract at maturity.

Edificios Costeros, Dock 2, City of Buenos Aires. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,389 square. In September 1999 we completed their construction and in April 2000 began to market the office spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Martina Di Trento S.A., APSA’s subsidiary, Altocity.Com S.A., Red Alternativa S.A. and Alternativa Gratis S.A. We currently intend to develop two additional buildings on the adjacent land despite no date for beginning construction has been established yet.

Edificios Costeros, Dock 4, City of Buenos Aires. On August 29, 2001 we signed for the deed of sale of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6”. The property is located in Pierina Daelessi street No. 340, over the East Side of Dock 4 of Puerto Madero and has approximately 5,440 square meters of gross leasable area. The building’s principal tenants currently include Nextel Argentina S.A. and Petroenergy S.A.

Other office properties. We also have interests in four other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 1.0 million in annual rental income for fiscal year 2003. Among these properties are Madero 942 and Libertador 602.

Retail and other properties. Our portfolio of rental properties includes four rental properties that are leased as street retail, a warehouse and various other uses. Most of these properties are located in the city of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111 and Alsina 934.

Shopping centers

We are also engaged in purchasing, developing and managing shopping centers, through our subsidiary APSA. As of June 30, 2003, APSA operated and owned majority interests in seven shopping centers, five of which are located in the city of Buenos Aires. One shopping center is located in greater Buenos Aires and another is in the city of Salta. APSA also owns indirectly an 18.9% non-controlling interest in Mendoza Plaza in the city of Mendoza. In addition to purchasing, developing and managing shopping centers, APSA owns an 80% interest in Tarshop, a limited purpose credit card company which originates credit card accounts to promote sales from APSA’s tenants and other selected retailers.

APSA’s shopping centers comprised a total of 182,639 square meters of gross leasable area (including Mendoza Plaza and excluding certain space occupied by hypermarkets which are not APSA’s tenants). For the year ended June 30, 2003, the average occupancy rate of the shopping center portfolio was approximately 96%.

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

As of November 30, 2003 we owned 54.2% of APSA. On November 30, 2003, 27.2% of APSA’s shares were held by Parque Arauco S.A., and 6.2% by GSEM/AP. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq Stock Market in the form of American Depositary Shares (NASDAQ symbol: APSA).

Together with Parque Arauco S.A. we entered into an agreement, dated as of November 18, 1997, pursuant to which we both agreed, among other things:

•	our board of directors would be composed of ten directors;

•	our directors would be appointed pro rata in relation to the number of shares owned by the shareholders and APSA’s president and vice-president would be appointed as directors; and

•	as long as Parque Arauco holds at least 25% of our capital stock and we appoint at least 6 directors, we will use our best efforts in order to vote our shares to appoint as APSA’s director a person to be designated by Parque Arauco among the following: José Said, Guillermo Said, or Salvador Said.

We have also entered into a voting agreement with GSEM/AP, dated as of November 18, 1997. Pursuant to this voting agreement, GSEM/AP granted us, subject to certain conditions, certain rights to vote the shares held by GSEM/AP for a period of ten years.

Leases. Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Lease agreements are generally denominated in U.S. dollars with exception of some renewals and new lease contracts accomplished during this year which are subject to rent escalation clauses.

Although APSA’s lease agreements were U.S. dollar-denominated obligations, Decree No. 214/02, Decree No. 762/02 and Law No. 25,820, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in that currency and which are not related to the financial system existing as of January 7, 2002 are subject to the following:

•	obligations will have to be paid in Pesos at a rate of Ps. 1.00 = US$ 1.00. Additionally, these obligations are subject to inflation adjustment through the CER index;

•	if, as a consequence of this adjustment, the agreement is unfair to any of the parties, as long as the part that has the obligation to pay is not overdue and the adjustment is applicable, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision in order to preserve the continuity of the contract relation in a fair way; and

•	new lease agreements may be freely entered into between parties, even U.S. dollar denominated lease agreements.

Tenants are generally charged a rent which consists of the higher of (i) a base rent and (ii) a percentage rent which generally ranges between 4% and 8% of tenant’s sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease.

Tenants are also required to pay for the direct expenses of their units, such as electricity, water, telephone and air conditioning, as well as their proportion of the common area expenses. In addition, tenants pay approximately 15% of their base rent into a common promotion fund. In the cases where APSA acts as manager, APSA receives an administration fee.

In addition to rent, tenants are generally charged with an admission right paid upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration date. In the event of termination, a tenant will not be refunded its admission right without APSA´s consent.

The following table shows certain information concerning our shopping centers.

Shopping center properties

	Date of acquisition	Gross leasable area m2 (1)	Percentage leased (2)	Our interest	Monthly income Ps./000	Total rental income for the fiscal year Ps./000 (3) 2003	Book value Ps./000 (4)
Shopping Centers (5)
Alto Palermo	11/97	18,265	94.1%	55%	N/A	26,150	247,477
Abasto	07/94	40,387	99.4%	55%	N/A	20,531	221,314
Alto Avellaneda Shopping.	11/97	26,860	99.5%	55%	N/A	10,038	105,133
Paseo Alcorta	06/97	14,759	91.9%	55%	N/A	12,216	72,690
Patio Bullrich	10/98	11,749	91.7%	55%	N/A	10,610	127,803
Alto Noa Shopping	03/95	18,904	90.3%	55%	N/A	2,087	23,810
Buenos Aires Design	11/97	14,563	94.3%	28%	N/A	3,656	25,840

Fibesa and others (6)					N/A	3,861
Revenues Tarjeta Shopping				44%	N/A	24,607
TOTAL SHOPPING CENTERS (7)		145,487	95.7%	N/A	N/A	113,754	824,067

(1)	Total leasable area in each property. To obtain the square meters attributable to us, this column should be multiplied by our net ownership interest. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable areas.
(3)	Total consolidated rents adjusted for inflation. Excludes gross income tax deduction.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

The following table shows a schedule of lease expirations for our shopping center properties in place (except Mendoza Plaza) as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2004 (2)	414	50,554	34.8	24,780.161	44.6
2005	167	18,554	12.7	10,903,437	19.6
2006	197	31,045	21.3	11,055,163	19.9
2007	40	11,137	7.7	3,005,389	5.4
2008+	29	34,196	23.5	5,838,145	10.5

Total	847	145,487	100.0	55,582,295	100.0

(1)	Includes only the basic rental income amount. Does not give effect to our ownership interest.
(2)	Includes vacant stores at June 30, 2003.

The following table shows the average occupancy rate expressed as a percentage of the Gross Leasable Area for the fiscal years ended June 30, 2003, 2002 and 2001:

	Fiscal Years Ended June 30,
	2003	2002	2001
		%
Abasto Shopping Center	99.4	95.4	94.5
Alto Palermo Shopping Center	94.1	92.1	96.1
Alto Avellaneda	99.5	93.6	94.3
Paseo Alcorta	91.9	84.3	93.6
Patio Bullrich	91.7	91.1	97.2
Alto Noa	90.3	87.6	90.6
Buenos Aires Design	94.3	81.3	90.2
Mendoza Plaza	96.2	97.1	96.3

Total	95.8	92.4	94.4

The following table shows the annual average rental price per square meter:

	Fiscal Year Ended June 30, (1)
	2003	2002	2001
Abasto Shopping Center	435.39	738.36	1,034.10
Alto Palermo Shopping Center	1,198.11	1,658.90	2,359.64
Alto Avellaneda	333.60	860.45	1,234.22
Buenos Aires Design	195.83	614.72	626.59
Paseo Alcorta	799.21	1,216.01	1,747.06
Patio Bullrich	749.81	1,014.06	1,288.63
Alto Noa	107.72	235.76	287.86

(1)	Annual sales per gross leasable square meter reflect the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Properties. Set forth below is information regarding our principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 153-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the city of Buenos Aires. Alto Palermo Shopping is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown city of Buenos Aires and has nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 64,687 square meters that consists of 18,265 square meters of gross leasable area. The shopping center has a two-screen movie theatre, an entertainment center and a food court with 16 restaurants. Alto Palermo Shopping Center is spread out over four levels and has a 741-car pay parking lit in an area consisting of 32,405 square meters. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps. 985 per square meter for the fiscal year ended June 30, 2003. Principal tenants currently include Frávega, Mc Donald’s, Librería Yenny, Garbarino and Zara.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 153-store shopping center that opened in October 1995 and is located in the highly populated neighborhood known as Avellaneda, on the southern border of the city of Buenos Aires. Alto Avellaneda has a total constructed area of 97,061 square meters that includes 26,860 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 16-restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 396 per square meter for the fiscal year ended June 30, 2003. Principal tenants currently include Mc Donald’s, Frávega, Bingo, Rodo and Garbarino.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 121-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the city of Buenos Aires, within a short drive from downtown City of Buenos Aires. Paseo Alcorta has a total constructed area of approximately 54,670 square meters that consists of 14,759 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 20-restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,500 spaces. Carrefour purchased the space it now occupies but it pays proportional expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 720 per square meter for the fiscal year ended June 30, 2003. Principal tenants currently include Cristóbal Colón, Kartum, Rapsodia, Las Pepas and Frávega.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 180-store shopping center located in the city of Buenos Aires. Abasto Shopping is directly accessible from the Carlos Gardel subway station and is located six blocks from the Once railway terminal and a few blocks from the highway to Ezeiza International Airport. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for city of Buenos Aires. The property was converted into a 116,808 square meter shopping center, with approximately 40,387 square meters of gross leasable area. Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto”, a museum for children. Abasto Shopping is spread out over five levels and has a 2,500-car parking lot. Tenants in Abasto have generated estimated average monthly sales of Ps. 418 per square meter for the fiscal year ended June 30, 2003. Principal tenants currently include McDonald’s, Zara, Rodo, Neverland and Hoyts Cinemas.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is a 89-store shopping center located in Recoleta, a popular tourist zone in the city of Buenos Aires a short distance from the Caesar Park and Four Seasons hotels. Patio Bullrich has a total constructed area of 29,106 square meters that consists of 11,749 square meters of gross leasable area. The four-story shopping center includes a 18-restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 228 spaces. Tenants in Patio Bullrich have generated estimated average monthly sales of Ps. 794 per square meter for the fiscal year ended June 30, 2003. Principal tenants currently include Cacharel Damas, Casa López, Christian Dior, Prune and Ricky Sarkany.

Alto Noa, Salta, Province of Salta. Alto Noa is a 92store shopping center located in the city of Salta, the capital of the province of Salta. The shopping center consists of 40,249 square meters of total constructed area that consists of 18,904 square meters of gross leasable area and includes a 13-restaurant food court, a large entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants have generated estimated average monthly sales in of Ps. 153 per square meter for the fiscal year ended June 30, 2003. Principal tenants currently include Frávega, Mc Donald’s, Hoyts General Cinema, Repsol Y.P.F and Supermercado Norte.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design Center is a 59-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 51% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta. Buenos Aires Design has a total constructed area of 31,672 square meters that consists of 14,563 square meters of gross leasable area. The shopping center has 5 restaurants, is divided into two floors and has a 178-car parking lot. Tenants in this shopping have generated estimated average monthly sales of Ps. 201 per square meter for the fiscal year ended June 30, 2003. Principal tenants currently include Barugel Azulay, Bazar Geo, Iluminación Agüero, Hard Rock Café and Morph.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 139-store shopping center located in the City of Mendoza in the Province of Mendoza. It consists of 37,152 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,515 square meters with ten screens, the Chilean department store Falabella, a food court with 15 restaurants, an entertainment center and a supermarket which is also a tenant. It is owned through APSA’s 18.9% interest in Pérez Cuesta.

Tarjeta Shopping. Tarjeta Shopping is a non-banking credit card issued by Tarshop, which is a limited purpose credit card company, engaged in credit card operations and is not affiliated to any bank. Tarshop originates credit card accounts to encourage customers to purchase goods and services from our shopping centers.

At June 30, 2003 the number of Tarjeta Shopping members amounted to 147,526, showing a 53% increase in new memberships. Tarshop´s credit portfolio, including secured coupons, amounted to Ps. 46.4 million.

For the fiscal year ended June 30, 2003, Tarshop´s total revenues were Ps. 24.9 million, representing approximately 21.8% of APSA´s revenues for such year, and it had a net loss of Ps. 4.3 million.

Sales and development properties; Undeveloped parcels of land

Residential development properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In residential communities, we acquire vacant land, develop the infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as areas for shopping in the area of the residential developments.

In fiscal year 2003 net sales from the sales and developments sector fell to Ps. 47.2 million, compared to Ps. 54.4 million in fiscal 2002. The uncertainty generated in relation to the exchange rate and the low level of interest rates in the developed nations has encouraged the public to invest in secure assets such as real estate. In spite of the limited stock of property we had available for sale, given the interruption months earlier of the launch of new developments, the factors mentioned have benefited our sales in this sector, allowing us to complete the sale of several projects. This reduction has mainly been due to the reduced stock of units available for sale at present as a result of the halting of new development launches several quarters back, a decision that was based on the sharp fall in aggregate demand.

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

The following table shows certain information and gives an overview regarding our sales and development properties:

Development Properties

	Date of acquisition	Estimated/ Actual cost (Ps.000) (1)	Area destined for sales (m2) (2)	Total units or lots (3)	Percentage constructed	Percentage sold (4)	Accumulated sales (Ps. 000) (5)	Accumulated sales for fiscal year ended June 30 (6) (Ps. 000)			Book Value (7) (Ps. 000)
								03 (Ps. 000)	02 (Ps. 000)	01 (Ps. 000)
Appartment Complexes
Torres Jardín	7/18/96	56,579	32,244	490	100%	98%	70.028	161	2,064	5,259	245
Torres de Abasto (8)	7/17/94	74,810	35,630	545	100%	99%	109,245	462	—	—	555
Palacio Alcorta	5/20/93	75,811	25,555	191	100%	100%	76,582	—	607	—	—
Concepción Arenal	12/20/96	15,069	6,913	70	100%	99%	11,617	100	363	3,754	42
Alto Palermo Park (9)	11/18/97	35,956	10,488	73	100%	100%	47,467	5,305	14,713	(1,790)	—
Other (10)		50,196	23,900	184	100%	99%	56,976	3,989	2,756	2,843	306

Subtotal		308,421	134,730	1,553	N/A	N/A	371,915	10,017	20,503	10,066	1,148
Residential
Communities
Abril/Baldovinos (11)	1/3/95	130,955	1,408,905	1,273	100%	92%	202,185	14,161	15,086	40,769	11,219
Villa Celina I, II y III	5/26/92	4,742	75,970	219	100%	99%	13,952	28	(52)	7	43
Villa Celina IV y V	12/17/97	2,450	58,480	181	100%	99%	9,482	—	136	2,902	10

Subtotal		138,147	1,543,355	1,673	N/A	N/A	225,619	14,189	15,170	43,678	11,272
Land Reserves
Dique 3 (12)	9/9/99		10,474		0%	0%	—	—	—	—	25,973
Puerto Retiro (9)	5/18/97		82,051		0%	0%	—	—	—	—	46,257
Caballito	11/3/97		20,968		0%	0%	—	—	—	—	13,616
Santa María del Plata	7/10/97		715,952		0%	0%	—	—	—	—	124,594
Pereiraola (11)	12/16/96		1,299,630		0%	0%	—	—	—	—	21,875
Monserrat (9)	11/18/97		3,400		0%	100%	5,518	—	—	1,803	—
Dique 4 (ex Soc del Dique)	12/2/97		4,653		0%	50%	12,310	—	—	12,310	6,160
Other (13)			4,439,447		0%	—	—	—	—	—	131,306

Subtotal			6,576,575		N/A	N/A	17,828	—	—	14,113	369,781
Other
Hotel Piscis	9/30/02	5,231	—	1	100%	100%	9,912	9,912	—	—	—
Sarmiento 580	1/12/94	11,691	2,635	14	100%	100%	10,837	—	—	10,837	—
Santa Fe 1588	11/2/94	8,341	2,713	20	100%	100%	8,166	—	8,166	—	—
Rivadavia 2243/65	5/2/94	8,166	2,070	4	100%	100%	3,660	—	3,660	—	—
Libertador 498	12/20/95	7,452	2,191	3	100%	100%	5,931	2,313	3,618	—	—
Constitución 1159	6/16/94	2,314	2,430	1	100%	100%	1,988	1,988	—	—	—
Madero 1020	12/21/95	9,896	3,340	5	100%	100%	8,154	5,626	—	2,528	1,373
Madero 940	8/31/94	2,867	772	1	100%	100%	1,649	1,649	—	—	—
Other Properties (14)		82,866	45,556	264	N/A	88%	102,446	922	2,226	9,399	8,991

Subtotal		138,824	61,707	313	N/A	N/A	152,743	22,410	17,670	22,764	10,364
Subtotal		585,392	8,316,367	3,539	N/A	N/A	768,105	46,616	53,343	90,621	392,565

Interest for financing property sales								—	—	10,306
Management fees								625	1,033	3,295
TOTAL (15)		585,392	8,316,367	3,539	N/A	N/A	768,105	47,241	54,376	104,222	392,565

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Cumulative sales consolidated adjusted for inflation.
(6)	Corresponds to the company’s sales consolidated adjusted for inflation.
(7)	Cost of acquisition plus improvement plus activated interest, adjusted for inflation.
(8)	Through APSA.
(9)	Through Inversora Bolívar.
(10)	Includes the following properties: Dorrego 1916 (through our company), República de la India 2785, Fco. Lacroze 1732, Pampa 2966 and J.M. Moreno (fully sold), Arcos 2343, Yerbal 855 through Baldovinos and Alto Palermo Plaza (fully sold) through Inversora Bolívar.
(11)	Directly through our company and indirectly through Inversora Bolívar.
(12)	Through Bs As Trade & Finance S.A.
(13)	Includes the following land reserves: Torre Jardín IV, Constitución 1159, Padilla 902, and Terreno Pilar (through our company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Benavidez plots (through Inversora Bolívar) and Alcorta plots, Neuquén, Rosario, Caballito and the Coto project (through APSA).
(14)	Includes the following properties: Sarmiento 517, Salguero 3313, Dique II (through our company), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. De Mayo 701, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through our company).
(15)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 in the Consolidated Financial Statements.

Apartment and loft buildings

In the apartment building market, we acquire undeveloped properties that are strategically located in densely populated areas of the city of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those that are to be constructed. We then develop multi-building high-rise complexes targeted towards the middle-income market which are equipped with modern comforts and services such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings in disuse that are located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them to their preferences.

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, five minutes from Abasto Shopping. The project originally included four 23-story towers directed towards the middle-income market, however, we decided not to construct Torres Jardín IV. Torres Jardín I, II and III have been completed and consist of 490 one, two and three bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2003 98% of the complex was sold.

Torres de Abasto, City of Buenos Aires. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through APSA and is located one block from Abasto Shopping. The project consists of three 28-story buildings and one 10-story building directed towards the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security project also includes four retail stores on the ground floor of one of the buildings and 310 underground parking spaces. As of June 30, 2003 99% of the complex was sold.

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

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in north-central city of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are directed towards the middle-income market.

Alto Palermo Park, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks away from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in the building are targeted towards the upper-income market. The building is also located next to its twin, Alto Palermo Plaza. The buildings are comprised of 3 and 4-room apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto

Palermo Plaza and each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired from Pérez Companc S.A. As of June 30, 2003 100% of Alto Palermo Plaza were sold.

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

As of June 30, 2003, our residential communities for the construction of single-family homes for sale in Argentina had a total of 138,147 square meters of gross salable area in the Abril and Villa Celina, residential communities located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is one of our private residential communities. It is a 312-hectare property located near the city of Hudson, approximately 34 kilometers south of the City Buenos Aires, developed into a private residential community for the construction of single family homes directed towards the upper-middle-income market. The property includes 20 neighborhoods subdivided into 1,273 lots consisting of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities, a bilingual school, horse stables and sports centers. The neighborhoods have been completed and as of June 30, 2003, 92% of the property was sold, 89 homes were under construction and 566 homes were completed.

In March 2003, 40 lots pending with Pulte were sold for Ps.3.2 million. The payment was made by returning 27 previously purchased lots, amounting to Ps. 2.8 million, and canceling the balance of Ps. 0.5 million in cash.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-lot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina, on the southeastern edge of the city of Buenos Aires, a short distance from the intersection of the Ricchieri highway and the Avenida General Paz beltway. We have been developing this property in several stages since 1994. The first three stages represent 219 lots, each measuring 347 square meters on average and the two last stages represent 181 lots. As of June 30, 2003 99% of the residential community was sold.

Undeveloped parcels of land

We have acquired large undeveloped properties as land reserves for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2003, our land reserve totaled 17 properties consisting of approximately 658 hectares (excluding the ones owned by APSA).

City of Buenos Aires

Puerto Madero Dock 3. Plot “5M”, located in Dique 3, East side of Puerto Madero, comprises 20,947 square meters and is subdivided in three plots. The plots were owned by three different companies: Buenos Trade & Finance Center S.A. (“BAT&FCSA”), Buenos Aires Realty S.A. (“BARSA”) and Argentine Realty S.A. (“ARSA”). We owned 50% of the capital stock of each of the companies, and the other 50% is owned by a company named RAGHSA S.A. (“RAGHSA”).

On August 16, 2002, we signed an agreement with RAGHSA for the redistribution of the plot “5M”. As a result of the redistribution, we own 100% of the capital stock of BAT&FCSA, and have transferred our 50% ownership in ARSA and BARSA, respectively for the benefit of RAGHSA. This agreement has also provided the division and redistribution of the debt held with Corporación Antiguo Puerto Madero S.A. and the release of our obligation to construct 45,000 square meters in our new plot.

Puerto Retiro. Puerto Retiro is an 8.2-hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the city of Buenos Aires, Puerto Retiro may currently be utilized only for port activities. We have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own 67% of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), who owns a 50% interest in Puerto Retiro. As of June 30, 2003 we had invested Ps. 45.5 million in this property.

Santa María del Plata. Santa María del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to the city of Buenos Aires nature reserve. The development will be targeted at the high-income market and will include different residential projects, taking advantage of the river and related nautical activities. The plan includes three different housing concepts: high-rise apartment buildings, smaller condominiums and neighborhoods of single-family homes. Common areas for recreation, offices, and a hotel are also included. We plan to seek a partner to provide development skills and capital for the development of this project. As of June 30, 2003, we had invested Ps. 124.6 million in Santa María del Plata. Even though current regulation permits the construction of 715,952 square meters, we still do not have final approval.

Caballito. Caballito is a 2.1-hectare undeveloped property located in the residential neighborhood of Caballito in the City of Buenos Aires. We are considering several alternatives for this property including the development of residential apartment complexes or the sale of this property as it is. Zoning approvals for the development of residential apartments have been obtained. As the plan has not been decided, we do not have an estimated cost and financing method for it.

Caballito, Ferro Project. It is a property of approximately 25,539 square meters in the Buenos Aires city neighborhood of Caballito, one of the most highly populated in the Federal Capital. This land could be used to build a 30,000 squared meter shopping center including a hypermarket.

APSA is currently making the final changes to the commercial project. APSA has not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land and cannot at this stage guarantee that this will be granted.

Alcorta Plaza. On June 29, 2001, APSA acquired a plot of land located in Figueroa Alcorta Avenue, in front of Paseo Alcorta Shopping for US$ 4.7 million. This land is located in the neighborhood of Palermo Chico in the city of Buenos Aires. APSA is working on the commercial project that may involve an office building and/or apartment block.

Cruceros, Dique 2. This is a unique project in Puerto Madero. This residential block of 9,500 square meters will be built alongside the “Edificios Costeros” office buildings. It is aimed at the middle/upper-income segment and most condominium areas have spectacular views of the river. It will be partially financed by means of the advance sale of apartments. The project is at an advanced stage, and sales are expected to start in the first months of 2004.

San Martin de Tours. In March 2003 we purchased a plot located in San Martin de Tours Street in the Barrio Parque district, the most exclusive residential zone in the city of Buenos Aires. We plan to build a high-quality “house-type” residence complex unlike other property available aimed at the high-income segment. We begun construction in December 2003 and we plan to launch the commercialization of the units in October 2004. The project will be financed out of working capital.

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

Province of Buenos Aires

Benavídez, Tigre. Benavídez is a 98.9 hectare undeveloped land reserve property located in Tigre, 35 kilometers to the north of downtown of the city of Buenos Aires. The property is easily accessible due to its proximity to Panamericana Highway. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan.

Pilar. Pilar is a 74.0-hectare undeveloped land reserve property located close to the City of Pilar, 55 kilometers to the northwest of downtown of the City of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan.

Other undeveloped parcels of land in the city of Buenos Aires

Our land reserve property portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The principal properties include Puerto Madero Dock 4 “block 1M” and Merlo.

Other provinces

Rosario Project, City of Rosario, Province of Santa Fe. On August 25, 1998, together with Coto Centro Integral de Comercialización S.A. (“Coto”) our subsidiary APSA acquired a 213,372 square meter development property located in the City of Rosario, the third largest city in Argentina in terms of population, in a public auction conducted by the Ente Nacional de Administración de Bienes Ferroviarios (“ENABIEF”) an Argentine government entity within the Ministry of Infrastructure and Housing, dedicated to the administration of the national governments properties (subsequently ENABIEF changed its name to Organismo Nacional de Administración de Bienes del Estado -”ONABE”-). We paid US$ 17.5 million (net of closing costs) for a 66.67% ownership interest in the property.

On December 17, 1999, APSA obtained an exclusive title to a part of this property upon which it plans to develop a residential complex. On the rest of the land, which is 56% owned by APSA and 44% by Coto, APSA plans to develop a shopping center and Coto a hypermarket.

The proposed project is composed of two parts. The first part involves the construction of a shopping center with approximately 20,000 square meters of gross leasable area and an entertainment complex, consisting of approximately 10,000 square meters, that is currently expected to include a science museum, a railroad museum, a convention center, a restaurant area and an outside entertainment area. The estimated cost of the first part of the project is Ps. approximately 40.0 million. The second part involves the construction of a 1,200 apartment high-rise residential complex consisting of nine towers of approximately 100,000 square meters, which APSA intends to construct over a term of approximately ten years. APSA currently estimates that the first stage, of the second phase of the project, which involves the construction of 20,000 square meters, will demand an investment of approximately US$ 8.0 million and is expected to be launched during the year 2005. APSA expects to finance the main part of the project through working capital and if necessary we are going to get debt financing in a limited amount. APSA believes that this development project currently complies in all material respects with the construction requirements for this area established by the Municipality of Rosario.

The ownership of the acquired property is subject to the accomplishment of a construction timetable. This schedule, which was proposed by APSA and Coto, contains the description of the buildings that should be done and the period in which each of them should be finished. A material breach of said timetable may signify the losing of the ownership of the acquired property and also the constructed buildings, which would all be kept by the ONABE.

It should be noted that pursuant to this concession APSA will acquire the property of the entertainment complex and the shopping center when 70% of them is built; and the ownership of the residential complex will be assured when APSA would have built 50% of them. Consequently, only a material breach of the timetable before said building percentages are completed may signify the losing of the acquired property.

On December 20, 2000 APSA filed a request for extension of the terms established in the original timetable for the construction of the project, which was approved by the ONABE by Order 747-01 on September 4, 2001. The extension, establishes the following schedule:

•	the road system, whose construction was completed in March 2002;

•	the construction of the shopping center, which was projected to start on September 15, 2002; and

•	the construction of the first tower of the residential complex, that is projected to start on March, 2004.

On July 10, 2002, APSA filed a request for a new extension of the terms set forth in the last timetable approved. The request was basically based on the economic and social emergency situation that the country was going through, which was completely unexpected at the time of doing the offer for the property. On April 24, 2003 , ONABE resolved to approve APSA’s request for a new extension of the terms. In December, 2003, APSA began the construction of the first part of the project.

Neuquén Project, Province of Neuquén. On July 6, 1999, APSA acquired a 94.6% interest in Shopping Neuquén S.A. (“Shopping Neuquén”) for US$ 4.2 million. APSA paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million was originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 135 stores, a hypermarket, a multiplex movie theater and a hotel.

In June, 2001 Shopping Neuquén filed a request with the Municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that Shopping Neuquén will develop. We believe that the extension should have been approved by the City Council of the Province of Neuquén, which is the municipal legislative body. On December 20, 2002, the Municipality of Neuquén rejected our request for a readjustment of the terms and the transfer of the plots, and declared the expiration of the Municipal ordinance No. 5178/91, annulling the purchase contracts for the real estate that had been transferred to us previously. In view of this situation, Shopping Neuquén. requested the revocation of this administrative act, however, the revocation was rejected by the Municipal Mayor on May 9, 2003 through decree No. 585/03. Subsequently, in June 2003, Shopping Neuquén filled a remedy before the Higher Court of the Province of Neuquén, requesting the annulment of the above resolutions issued by the Mayor. At the date of this report, the Neuquén Higher Court has not issued a decision regarding our remedy.

If the extension is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén may not recover its initial investment. Furthermore, on August 15, 2003 APSA was informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against us, claiming collection of a price balance of US$ 3.0 million plus interest and legal costs. At the date of this report, company APSA is filing a formal plea to this complaint.

On September 2003, APSA answered the complaint and filed a counterclaim for the contract readjustment based on the economic and social emergency situation. In November 2003, the old shareholders of Shopping Neuquén answered the counterclaim alleging that the payment was overdue before the economic and social situation had collapsed. For that reason they allege that APSA cannot plead readjustment of the contract.

Although APSA hopes for a favorable resolution to the judicial proceeding and still are negotiating a new arrangement with the old shareholders, APSA cannot assure a favorable result to us.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 51% interest in the Hotel Inter-Continental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A.C. (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton group.

In September 2002, we acquired the Piscis Hotel in Valle Las Leñas and sold it in March, 2003.

The following chart shows certain information regarding our luxury hotels:

Hotel properties

Consolidated Hotels

Hotel	Date of acquisition	Our interest	Number of rooms	Average occupancy % (1)	Avg. Price per room Ps. (2)	Accumulated sales as of June 30, (Ps. 000) (3)			Book value as of June 30, 2003 (Ps. 000)
						2003	2002	2001
Inter-Continental	11/97	51%	312	54	235	22,297	23,558	38,036	57,177
Sheraton Libertador	3/98	80%	200	52	204	11,529	15,234	23,296	39,890
Hotel Piscis (4)	9/02	—	—	—	—	344	—	—	—

Total			512	53	223	34,170	38,792	61,332	97,067

Non Consolidated Hotels

Hotel	Date of Acquisition	Our Interest	Number of rooms	Average occupancy % (1)	Avg. Price per room Ps. (2)	Accumulated sales as of June 30, (Ps. 000) (5)			Book value as of June 30, 2003 (6) (Ps. 000)
						2003	2002	2001
Llao Llao	6/97	50%	158	64	424	23,000	18,398	18,998	26,379

Total (7)			670	55	270	57,170	57,190	78,484	123,446

(1)	Accumulated average in the Fiscal Year.
(2)	Accumulated average in the Fiscal Year.
(3)	Corresponds to our total sales consolidated adjusted by inflation.
(4)	The Piscis Hotel was sold on March 19, 2003. See table “Sales and Developments”.
(5)	Although Llao Llao Hotel’s sales are no longer consolidated, we consider it is relevant to include them. It does not represent IRSA’s effective participation.
(6)	Represents 100% of the Hotel’s book value including facilities.
(7)	It includes the total consolidated hotels plus Llao Llao, which is no longer consolidated.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. Hotel Llao Llao is located on the Llao Llao península, 25 kilometers from the City of San Carlos de Bariloche, and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1930. The hotel was renovated between 1990 and 1993. The building has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of “The Leading Hotels of the World” and is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear, a luxury hotel located in the Recoleta neighborhood of the city of Buenos Aires.

Hotel Inter-Continental, City of Buenos Aires. Hotel Inter-Continental is located in the downtown city of Buenos Aires neighborhood of Monserrat, adjacent to the Inter-Continental Plaza office building. This property was also a part of the acquisition of Old Alto Palermo from Pérez Companc. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 569 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facilitiy with swimming pool. The hotel was completed in December 1994 and has 312 rooms. The hotel is managed by the Inter-Continental Hotels Corporation, a United States Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. Hotel Sheraton Libertador is located in downtown City of Buenos Aires at the corner of the streets Córdoba and Maipú, one block from Galerías Pacífico. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is managed by Sheraton Overseas Management Corporation.

International

As of June 30, 2001, we participated in a strategic alliance in Brazil. On February 28, 2002, we sold all of our interest in Brazil Realty for US$ 44.2 million for a gain of approximately US$ 8.9.

In December 2000, we sold to Consultoria Inmobiliaria Velutini y Asociados all of our interest in Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios, companies through which we held our interests in Venezuela.

International

	Country	IRSA’s Share (%) As of June 30, 2003	Results for the Year Ended June 30, (Ps. 000) (1)			Book Value as of June 30,	Partner
			2003	2002	2001	2003
Brazil Realty	Brazil	0.00%	—	(3,796)	19,148	—	Elie Horn
Fondo Valores Inmobiliarios	Venezuela	0.00%	—	—	609	—	Velutini Group

Total			—	(3,796)	19,757	—

(1)	Our company’s proportional equity value in the period’s results. Gives effect to our ownership interest.

Brazil Realty

Until February, 2002, when we sold our subsidiary Brazil Realty, we participated in the Brazilian real estate market through Brazil Realty which was engaged in:

•	the acquisition and operation of office and shopping center properties for rental, and

•	the acquisition and development of properties, and vacant land, to be used as office and retail properties for rental and/or sale, and as residential properties for sale.

Brazil Realty primarily focused its activities in the São Paulo real estate market, Brazil’s largest consumer and industrial market.

At the time we sold Brazil Realty we owned approximately 50% of the capital stock of Brazil Realty, through our wholly owned subsidiary Ritelco S.A.

Technology investments in Latin America

Latin American Econetworks N.V.

In July 2000, together with divine InterVentures, Inc., Dolphin Fund Plc (formerly Quantum Dolphin Plc) and Catanzaro Holding B.V., we formed Latin American Econetworks N.V., a holding company organized in the Netherlands Antilles (“LAE”). LAE was conceived as a developer of software, technology and internet-related information network for the technology service suppliers. In connection with the formation, an 11.2% interest in the holding company was issued to us in exchange for US$ 5.3 million in cash.

On November 7, 2001, we sold our ownership in Latin American Econetworks for US$ 5.2 million.

IRSA Telecomunicaciones N.V.

In the fourth quarter of fiscal year 2000, we had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa, a provider of satellite capacity to internet service providers, and Alternativa Gratis, an internet service provider (the “Companies”). At that date, the Companies were development stage companies with no significant operations. Between July 2000 and August 2000, we, together with Dolphin Fund Plc (formerly Quantum Dolphin Plc), increased our respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) we formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies and (ii) Dolphin Fund Plc (formerly Quantum Dolphin Plc), the previous majority shareholder of the Companies and us contributed our respective ownership interest in the Companies into ITNV in exchange for shares of common stock of ITNV. As a result of the reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the reorganization, we held a 49.36% interest in ITNV and Dolphin Fund Plc. held a 20.13% interest in ITNV.

On December 27, 2000, the shareholders of ITNV entered into a shareholders agreement with new investors in ITNV, namely Quantum Industrial Partners LDC and SFM Domestic Investment LLC, under which such new investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; in both cases plus any accrued or declared but unpaid dividends.

Altocity.Com.

Altocity.Com is a company engaged in delivering e-commerce services providing customers with the information necessary to make personalized online buying decisions and giving retailers the ability to reach a large customer base. Altocity.Com, is a wholly owned subsidiary of E-commerce Latina S.A., (“E-commerce Latina”), an Internet venture between APSA and Telefónica de Argentina S.A. (“Telefónica”), where each of them have a 50% interest. Previously, APSA’s partner in the venture was Telinver S.A. (“Telinver”), a wholly owned subsidiary of Telefónica; but on April 27, 2001 Telinver notified APSA that it had transferred its holdings in E-commerce Latina to Telefónica.

Three years from its launch, Altocity offers a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image.

During the year ended June 30, 2003 Altocity strengthened its goal of exporting to the world, taking advantage of a favorable exchange rate which placed us at an advantage with regard to foreign competition.

For the year ended June 30, 2003, Altocity.Com´s net revenues totaled Ps. 0.7 million and it had a net loss of Ps. 6.6 million. Of its revenues for such period, approximately 8.9 % were derived from fixed amount charged to retailers, 91.1% represented product sales and commissions earned. APSA accounts for its 50% indirect equity investment in Altocity.Com under the equity method of accounting.

In connection with the formation of E-commerce Latina, on December 15, 1999 APSA entered into a shareholders’ agreement with Telinver. On April 27, 2001, Telinver notified APSA that it had assigned that agreement to Telefónica. Pursuant to the shareholders agreement, Telinver contributed to E-commerce Latina US$ 5.0 million upon execution, and an additional US$ 5.0 million on June 15, 2000 in return for its 50% ownership position. APSA contributed intellectual property rights in exchange for its 50% ownership interest. APSA and Telinver made additional capital contributions of US$ 5.0 million each, during April 2001, and agreed to make optional capital contributions to be approved by E-commerce Latina’s board of directors of up to US$ 12.0 million to develop new lines of business, of which 75% is to be contributed by Telinver and 25% is to be contributed by APSA.

The shareholders’ agreement also sets forth the rights and obligations of each party over the operation of E-commerce Latina. The significant provisions of the shareholders agreement include:

•	our obligation to remain as APSA’s controlling shareholder and of Telefónica to control Telinver or any successor;

•	the determination of the election of the members of the board of directors;

•	terms for notices of the shareholders meetings; and

•	certain restrictions on transfers of shares for the first two years, and thereafter reciprocal first refusal and “tag along” rights.

Competition

We have a large and difficult to determine number of small competitors in each of the different markets in which we operate.

Offices and Others

With respect to the segment of office and other non-shopping center rental properties, most of our Argentine properties are located in developed areas. There are numerous other offices, retail and residential properties within the market area of each of our properties. The number of competitive properties in a particular area could have a material adverse effect on our ability to lease or sell units in the properties and on the amount of rent or the sale price that we are able to charge. Historically, there have been relatively few companies competing with us for rental or development property acquisitions. Actually, it is a very atomized market, with no big players, so there is no important competitor. We own Santa María del Plata and Puerto Retiro, two unique waterfront land reserves by the city of Buenos Aires which are yet not developed, but don’t have competition. However, additional companies, including foreign companies, may become active in the real estate acquisition and development markets in Argentina, as well as in the markets outside of Argentina in which we participate, in the future.

Hotels

We own three five-star hotels in Argentina which are managed through strategic alliances by international operators such as Sheraton Overseas Management Corporation, Inter-Continental Hotels

Corporation and the local operator Compañía de Servicios Hoteleros S.A., which also manages the Hotel Alvear. The Hotel Llao Llao is unique for his landscape and beauty and is well known around the world. Our other two hotels, that is, Hotel Inter-Continental and Hotel Sheraton Libertador, are located in the city of Buenos Aires and concentrate the 24% of the total available rooms for this five-star hotel category. The following table shows the breakdown of five-star hotels in the city of Buenos Aires as of June 30, 2003:

Hotel	Number of rooms	Occupancy rate (2)	Revenue generation index (1)	Average daily rate in US$
Caesar	170	62%	1.46	108.7
Hilton	421	52%	1.18	103.3
Sheraton	742	47%	1.02	99.6
Marriot Plaza	325	50%	0.87	79.8
Intercontinental	312	53%	0.83	72.0
Sheraton Libertador	200	51%	0.66	60.2
Total/average	2170	51%	1.00	90.5

(1)	The revenue generation index is the relative participation of the Revpar (revenue per available room) of each hotel with respect to the average of the market.
(2)	Occupancy rate as of June 30, 2003.

Shopping Centers

In the shopping center sector we compete through APSA. Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the city of Buenos Aires, it will not be easy for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following table shows the breakdown of the main owners and operators of shopping centers in Argentina:

Companies	Location (1)	Gross Leasable Area	Stores	% of national gross leasable area (2)	Stores (2)
				(%)	(%)
APSA
Alto Avellaneda (5)	GBA	57,814	153	5.6	4.3
Abasto Shopping Center	CBA	40,387	180	3.9	5.0
Mendoza Plaza (3)	Mendoza	37,152	139	3.6	3.9
Paseo Alcorta (5)	CBA	32,404	121	3.2	3.4
Alto Palermo	CBA	18,265	153	1.8	4.3
Buenos Aires Design Center (4)	CBA	14,563	59	1.4	1.6
Patio Bullrich	CBA	11,749	89	1.1	2.5
Alto Noa	Salta	18,904	92	1.8	2.6

Subtotal		231,265	986	22.6	27.5

Cencosud S.A.
Unicenter Shopping (5)	GBA	90,869	287	8.9	8.0
Plaza Oeste Shopping (5)	GBA	38,720	138	3.8	3.8
Quilmes Factory (5)	GBA	31,373	47	3.1	1.3
Lomas Center Shopping (5)	GBA	24,271	50	2.4	1.4
San Martin Factory (5)	GBA	24,388	31	2.4	0.9
Parque Brown Factory Outlet (5)	GBA	23,553	44	2.3	1.2
Las Palmas Pilar (5)	GBA	37,662	102	3.7	2.8
Jumbo Palermo Centro Comercial (5)	CBA	22,763	43	2.2	1.2
El Portal de la Patagonia (5)	GBA	21,700	45	2.1	1.3
El Portal de Escobar (5)	GBA	18,886	24	1.8	0.7

Subtotal		334,185	811	32.6	22.6

Maccarone S.A.
Showcenter Norte	GBA	39,688	19	3.9	0.5
Showcenter Haedo	GBA	24,644	40	2.4	1.1

Subtotal		64,332	59	6.3	1.6

Manfisa/Ingotar
Boulevard Shopping	GBA	15,800	120	1.5	3.3
Patio Olmos	Córdoba	10,608	104	1.0	2.9

Subtotal		26,408	224	2.5	6.2

Other Operators		369,307	1,512	36.0	42.1

Totals		1,025,497	3,592	100.0	100.0

(1)	“GBA” means Greater Buenos Aires and “CBA” means the City of Buenos Aires.
(2)	Percentage of the total shopping centers in Argentina. Sums may not total due to rounding.
(3)	APSA owns indirectly a 18.9% interest in this property.
(4)	APSA owns directly a 51% interest in ERSA the company that operates the concession of this property.
(5)	Includes gross leasable area occupied by supermarkets and hypermarkets.

Sources: Argentine Chamber of Shopping Centers and APSA.

Regulation and Government Supervision

Leases

Argentine Law imposes certain restrictions on landlords, including:

•	the prohibition of lease agreements that adjust prices for inflation; and

•	the imposition of minimum three-year lease terms for retail property, except in the case of stands and/or space for special exhibitions.

Although our lease agreements were U.S. dollar-denominated, Decree No. 214/02, Decree No. 762/02 and Law No. 25,820 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002 resulting from agreements entered into before December 2001 and governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

•	the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for commercial leases; or

•	since October 1, 2002 and until March 31, 2004,for residential leases, the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CVS; and

•	if for the application of these provisions the value of the installment were higher or lower to the value at the moment of the payment, any of the parties could require an equitable adjustment of the price. If in the event the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case.

Pursuant to Law No. 25,796 that amends Law No. 25,713, the CVS will become unenforceable since April 1, 2004.

In addition, there are currently conflicting policies and judicial decisions as to whether rent may be increased during the term of a lease. For example, certain sections of the Convertibility Law prohibit lease agreements that adjust rents for inflation based on an official index such as the Argentine Consumer price index or wholesale price index. Most of our leases contain rent escalation clauses. However, they are not based on an official index. Generally, the rent escalation clause in our lease agreements increases the Base Rent between 4% and 7% annually.

To this date, no tenant has filed a judicial action or used in court an argument against us based on the existence of the escalation clause, but no assurance can be given that such actions will not be taken in the future, which if they prevail could materially and adversely affect us.

Under the Lease Law and the Argentine Civil Code, lease terms may not exceed ten years, except for the leases regulated by Law No. 25,248, which provides that leases containing a purchase option (leasing inmobiliario), are not subject to term limitations. Generally, our lease agreements vary from 3 to 10 years.

Law No. 23,091, as amended by Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent, if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Argentine law permits, with certain exceptions, the parties to a lease agreement to define freely their rights and obligations there under. However, in the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine Government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited the eviction of tenants even for failure to pay rent. These regulations discouraged both property rental and the construction of new housing.

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

Argentine civil procedure permits to collect unpaid rent in an ordinary proceeding, although under certain special conditions (e.g. low amount of unpaid rent) the judge may decide to go on a expedited summary proceeding. While it is a special procedure to evict tenants, historically, the heavy workload of the courts that hear these matters and the existence of numerous procedural steps required have tended to delay efforts of lessors to evict tenants. Moreover, the lessor must provide written notice to the tenant at least ten days prior to commencing the eviction proceedings.

Despite the amendment of the Argentine civil procedures code by which the lessor may, by posting a bond, obtain the immediate eviction of the tenant, eviction proceedings generally took from six months to two years from the date of filing of the suit to the time of actual eviction. However, historically we have generally attempted to negotiate with defaulting tenants the termination of lease agreements in order to avoid legal proceedings.

The Public Emergency Law, as amended by Law No. 25,640, suspended for the term of 270 days from the enactment of that law (ended on November 15, 2002) the auction of the debtor’s property or the property used by the debtor for production, service rendering or trade activities and the enforcement of precautionary measures resulting in the divestiture of property used by the debtor. On February 4, 2003, the Executive Branch enacted Decree 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, up to August 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on its mortgage loans.

On November 5, 2003 Law No. 25,798 was enacted. It establishes a mechanism in order to reschedule the mortgage debts, the way in which it will be carried out is by creating a Trust (paid by the Argentine Government) which will buy the portfolio mortgage debts and reschedule them in a more profitable way.

Development and land use

Buenos Aires Urban Planning Code. Our real estate activities are subject to various municipal zoning, building and environmental regulations. In the city of Buenos Aires, where the vast majority of our real estate properties are located, the Buenos Aires Urban Planning generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The regulatory body of the Urban Planning Code is the Secretary of Urban Planning of the Government of the city of Buenos Aires.

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

Sales and ownership

Real Estate Installment Sales Act. The Real Estate Installment Sales Act Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, imposes a series of requirements on contracts for the sale of subdivided plots of land when the sales price is paid in installments and the deed is not conveyed until final payment. The provisions of this law require, among other things,

•	the registration of the sale in the Real Estate Registry corresponding to the jurisdiction of the property, provided that such property is free and clear of all liens and encumbrances, and

•	the registration of any contract with the Real Estate Registry within 30 days of execution.

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

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that contract for a price for final use or their own benefit or their family or social group:

(a)	the acquisition or hiring of personal property things;

(b)	the supply of services;

(c)	the acquisition of new real estate bounded to housing, including plots of land acquired with the same intent, when the offer is public and directed to undetermined persons.

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

In an attempt to facilitate the development of a strong secondary market for mortgages, Law No. 24,441, enacted in 1995, establishes a new alternative proceeding to collect unpaid amounts secured by a mortgage. The new rules introduced by Law No. 24,441 are aimed at overcoming the difficulties and delays of the traditional ordinary proceeding.

Until the enactment of Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a summary proceeding regulated by the Code of Civil and Commercial Procedure. The heavy caseload on the courts that heard such matters usually delayed the summary proceeding, which currently took an average of 12 months to complete.

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

On the other hand, the Public Emergency Law, as amended established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement including the enforcement of mortgages and pledges, regardless of its origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) would be suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 days more by Law No. 25,589 and afterwards for 90 days more by Law No. 25,640 of September 2002, expiring on February 2003.

On February 4, 2003, the Executive Branch enacted Decree No. 204/2003 creating a mediation procedure, for a limited period of 90 days, to be conducted through the Emergency Legal Units (Unidades de Emergencias Legales) depending from the Ministry of Labor, Employment and Social Security and the Ministry of Production. Such Emergency Legal Units shall intervene at the request of debtors or creditors in foreclosure cases.

The mediation procedure is voluntary and free. Proposals and negotiations made by the parties are subject to the confidentiality of ordinary mediations. The mediation procedure in no case will result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

The Emergency Legal Units will try to approximate the parties proposals to reach an agreement enabling the debtor the performance of his obligations without lessening the creditors rights. The intervention of the Emergency Legal Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of force of 90 days.

On May 8, 2003 the Congress enacted Law No. 25,737 which suspended foreclosures for a period of 90 days more. Afterwards, private and financial entities have voluntarily decided to suspend foreclosures.

On November 5, 2003 Law No. 25,798 was enacted. It establishes a mechanism in order to reschedule the mortgage debts, the way in which it will be carried out is by creating a Trust (paid by the Argentine Government) which will buy the portfolio mortgage debts and reschedule them in a more profitable way.

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

Although our mortgages were U.S. dollar-denominated, Decree No. 214/02, Decree No. 762/02 and Law No. 25,820 that amend the Public Emergency Law provides that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

•	the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for loans granted for the acquisition of commercial properties guaranteed by mortgages; or

•	since October 1, 2002 and until March 31, 2004, for residential leases, the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CVS; and

•	if for the application of these provisions the value of the installment were higher or lower to the value at the moment of the payment, any of the parties could require an equitable adjustment of the price. If in the event the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case.

Pursuant to Law No. 25,796 that amends Law No. 25,713, the CVS will become unenforceable since April 1, 2004.

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

Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility-impaired individuals.

Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility-impaired individuals, are excepted from the fulfillment of these requirements.

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

Hotel Regulatory Issues. The Hotel Regulation Act Law No. 18,828 enacted on November 6, 1970, as amended, creates The National Registry of Hotels in which certain hotels may be registered. Our hotels are required to meet certain conditions with respect to facilities, services and employees.

C. Organizational structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2003.

Subsidiary	Activity	Country of incorporation	Percentage ownership	Percentage of voting power		Percentage of our total net revenues
Palermo Invest	Investment	Argentina	66.7%	66.7%		0.0%
Inversora Bolívar	Real Estate	Argentina	66.7%	66.7%		9.0%
Ritelco	Investment	Uruguay	100.0%	100.0%		0.0%
Nuevas Fronteras	Hotel	Argentina	50.9%	50.9%		10.4%
Pereiraola	Real Estate	Argentina	83.3%	83.3%		0.0%
Abril	Real Estate	Argentina	83.3%	83.3%		3.2%
Baldovinos	Real Estate	Argentina	83.3%	83.3%		2.4
Bs. As. Trade & F.C.	Real Estate	Argentina	100.0%	100.0%		0.0%
Hoteles Argentinos	Hotel	Argentina	80.0%	80.0%		5.4%
APSA	Shopping Centers	Argentina	54.8%	54.8	%(1)	53.5%

(1)	Pursuant to a voting agreement subscribed, GSEM/AP granted us, subject to certain conditions, rights to vote the shares held by GSEM/AP in APSA for a period of ten years.

The following is our organizational chart and our principal subsidiaries as of June 30, 2003:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
LEGAL ENTITIES
ASSETS
67%
Palermo Invest
100%
Commerce
Inversora Bolívar
55%
APSA
100%
Ritelco
49%
IRSA Telecomunicaciones
100%
100%
Office Buildings
Libertador 498
Madero 1020
Reconquista 823/41
Maipú 1300
Suipacha 652/664
Others
100%
Office Buildings
Intercontinental Plaza
Others
50%
Hotel
Llao Llao
80%
Hotel
Libertador
76%
Hotel
Inter-continental
100%
Shopping Centers
Alto Palermo
Paseo Alcorta
Alto Avellaneda
Abasto
Patio Bullrich
Alto Noa
51%
Shopping Center
Buenos Aires Design
19%
Shopping Centers
Mendoza Plaza
80%
Credit Card
Tarshop
100%
Internet Companies
Alto Invest S.A.
50%
Internet Companies
E.Commerce Latina S.A.
98%
Internet Companies
AltocityCom
Internet Companies
AlternativaGratis
Red Alternativa
100%
Apartments
Torres Jardín
Others
100%
Land Reserves
Puerto Madero
Caballito
Santa Maria del Plata
Others
100%
Residential Apartments
Villa Celina
50%
50%
Residential Apartments
Abril
50%
50%
Land Reserves
Pereiraola
Land Reserves
Puerto Retiro (50%)
Others (100%)
100%
Apartments
Alto Palermo Park
Others
100%
Apartments
Torres de Abasto
100%
Land Reserves
Caballito
Others
Legal Entities
Office & Rental Properties
Shopping Centers
Hotels
Developments
Internet Companies
Credit Card

Footnote: All participations reflect percetange of total capital. Percentages have been rounded

In February, 2002 we sold all of our participation in Brazil Realty

D. Property, Plants and Equipment

As of June 30, 2003, all of our property, consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, were located in Argentina and Shoppings Centers through our subsidiary APSA. We lease our headquarters, located at Bolívar 108, C1066AAD Buenos Aires, Argentina, pursuant to two lease agreements that expire on June 30, 2007.

The following table sets forth certain information about our properties that are held in fee:

Held in Fee	Encumbrance		Location	Outstanding principal amount (Ps. million)	Maturity date	Balance due at maturity (Ps. million)	Rate
Santa María del Plata	Mortgage		City of Buenos Aires	1.0	Nov-03	1.0	Libor 1 Y

Sheraton Libertador (1)	Mortgage		City of Buenos Aires	33.6	Jan-06	17.6	Libor 3M + 401/476 bps

Jerónimo Salguero 3313	Mortgage		City of Buenos Aires	2.1	Jul-04	2.1

Libertados 498 18°	Mortgage	(2)	City of Buenos Aires	2.3	Nov-09	0.2	Libor 3M + 200 bps

Laminar Plaza	Mortgage	(2)	City of Buenos Aires	27.3	Nov-09	2.7	Libor 3M + 200 bps

Costeros Dique IV	Mortgage	(2)	City of Buenos Aires	22.7	Nov-09	2.3	Libor 3M + 200 bps

Alto Palermo Shopping Center (3)	—

Mendoza Plaza	Mortgage	(4)	City of Mendoza	15.2 2.5	Aug-10 May-05	0.6 0.1	Libor 6M +3.1% Libor 6M + 6.81%

Rosario Project (4)	—		City of Rosario

(1)	In January 2001 our subsidiary Hoteles Argentinos, owner of 100% of the Sheraton Libertador, obtained a loan from Bank Boston N.A. for US$ 12.0 million. This loan is due in January 2006 with interest being payable quarterly at LIBOR plus a spread ranging between 401 and 476 basis points, depending on the value of certain financial ratios. There are currently installments of the principal and interest that are overdue and unpaid, and are negotiating the terms of payment of this liability.
(2)	US$ 37.4 million in floating rate Secured Floating Rate Notes with a 90-day Libor rate plus 200 bps and maturing in the year 2009 are secured by a first mortgage on these properties for an amount equivalent to 50% of the debt.
(3)	Shopping Alto Palermo is owned by APSA’s subsidiary SAPSA.

On January 18, 2001, (i) APSA issued Series A Senior Notes for a nominal value of US$ 40 million and (ii) APSA and SAPSA co-issued Series B Senior Notes for a nominal value of US$ 80 million that will be severally paid by APSA and SAPSA. The Series A and B Senior Notes are due on 2005. The payment of the total amount of the Senior Notes is guaranteed by a Trust Agreement pursuant to which all of APSA’s shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 between APSA and Ritelco, as shareholders of SAPSA and as Trustors, Río Trust S.A., as Trustee, and the holders of the Senior Notes as Beneficiaries.

(4)	APSA owns a 18.9% non-controlling interest Pérez Cuesta S.A.C.I. which owns Mendoza Plaza. In 1998, Banco de Chile granted Pérez Cuesta S.A.C.I. a twelve-year loan for US$ 15.0 million and a three-year loan for US$ 2.5 million, both secured by a mortgage on Mendoza Plaza. As of June 30, 2003, Pérez Cuesta S.A.C.I., had Ps. 16.1 million expired debt. Pérez Cuesta S.A.C.I. is currently negotiating an extension of the original payment terms with its creditors. However, APSA cannot assure you that it will achieve a successful restructuring of its financial indebtedness
(5)	Please note that this property was bought subject to the accomplishment of a construction timetable, an extension of which is now under consideration and must be approved by the ONABE.

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

ITEM 5. Operating and Financial Review and Prospects

A. Consolidated Operating Results

The following Operating and financial review and prospects should be read together with Item 3: “Key Information—Selected Financial Data” and our financial statements appearing elsewhere in this annual report. This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “expects”, “anticipates”, “intends”, “believes” and similar language. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many risk factors, including those set forth elsewhere in this annual report.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2003, 2002 and 2001 relate to the fiscal years ended June 30, 2003 2002 and 2001 respectively.

Our financial statements are presented in Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 21 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net income (loss) and shareholders’ equity and a reconciliation to U.S. GAAP of net income (loss) reported under Argentine GAAP for the years ended June 30, 2003, 2002 and 2001, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2003 and 2002. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Notes 3.c. and 4.o. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we discontinued inflation accounting as of March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, we believe that such departures have not had a material effect on our financial statements.

Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	revenue recognition;

•	rental property depreciation;

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	debt restructuring;

•	deferred income tax.

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

Revenue recognition

We primarily derive our revenues from domestic office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. This section reflects our revenue recognition policies and those of our controlled and jointly controlled subsidiaries.

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

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We record revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence of the buyer’s initial capacity and commitment to pay for the property;

•	our receivable is not subject to future subordination; and

•	we have transferred to the buyer the risk of ownership, and do not have a continuing involvement in the property.

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

Leases and services from shopping center operations. Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales which generally ranges between 4% and 8% of tenant’s gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

Credit card operations. Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

Hotel operations. We recognize revenues from our rooms, catering, and restaurant facilities as earned on the close of business each day.

International operations. On February 28, 2002, we sold all of our interest in Brazil Realty, a company operating in Brazil, whose business primarily comprised the same type of operations conducted by us in Argentina.

Rental property depreciation

We compute depreciation using the straight-line method over an estimated useful life of 50 years for buildings, ten years for facilities and five years for furniture and other equipment, all of which are judgmental determinations. These determinations may prove to be different than the actual life of the properties.

Provision for allowances and contingencies

We provide for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-

one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While we use the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making these evaluations. We have considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect our future results of operations and financial condition or liquidity.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. Impairments are allocated to the results of the period. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. We determine the fair market value primarily using independent appraisals valuations.

Technical Resolution No. 17, which we adopted on July 1, 2002, establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount on the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

Our policy in order to reverse impairment losses is to consider a maximum acceptable deviation of 5% between the net carrying value of our assets and their respective fair market value. By this policy we intend to reduce the volatility of the book value of our properties. During the year ended June 30, 2003 as a result of an increase in the fair market value of our parcels of undeveloped land and rental properties (including shopping centers), we reversed impairment losses previously recognized for a total amount of Ps. 9.9 million and Ps. 15.5 million respectively, which have been included within “Gain from operations and holdings of real estate assets, net” in the statement of income.

We also evaluated the carrying value of our long-lived assets related to Development and sales of properties, Office and others, Hotel and Shopping Centers segments for impairments as of June 30, 2003. Assets related to those four segments represent approximately 94% of our total long-lived assets. As mentioned in Notes 4.c, 4.d. and 4.e. to our consolidated financial statement during the year ended June 30, 2003 we recognized an impairment of certain long-lived assets as its carrying value exceeded its fair market value.

The fair market value of our office and retail buildings was performed according to the Rent Value Method, considering discount rates considering each property’s location, competition in its market, its historical vacancy rates and cash flow. The average discount rate used in determining the fair market value was approximately 14%; the average price per square meter was Ps. 35, approximately US$ 13 and the average vacancy rate was the one of the last 10 years. As of June 30, 2003 we recorded an impairment loss of Ps. 1.9 million (See Note 4.e. of our Financial Statements) in this connection. A reduction in the fair market value of these properties by 5.0% would have resulted in an additional impairment loss of Ps. 6.9 million.

The fair market value of our shopping centers was performed according to the Rent Value Method also. The average discount rates used in determining the fair market value were between 14% and 17%, the average price per square meter was Ps. 5,686, approximately US$ 2,031 and the average vacancy rate was calculated taking into consideration the real vacancy. A reduction in the fair market value of these properties by 5.0% would have resulted in an increased impairment of Ps. 6.4 million.

We used the open market method for determining the fair market value of our land reserve and inventories. During the year ended June 30, 2003 we recognized an impairment loss of Ps. 10.5 million in this connection (See Notes 4.c. and 4.d. to our Consolidated Financial Statements). A reduction in the fair market value of these properties by 5% would have resulted in an increased impairment of Ps. 7.5 million.

We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management and/or independent appraisers to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices; and

•	because the impact that recognizing an impairment would have on assets reported on our balance sheet as well as on the results of our operations could be material. Independent appraisals about future sales prices and future vacancy rates require significant judgment because actual sales prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

Debt restructuring

In November 2002 we completed the refinancing of our debt for a total amount of US$ 103,4 million and we also fulfilled the operation with our lenders to refinance the Syndicate Loan for US$ 80 million and our Notes for US$ 37 million.

Since the conditions of the new debt instruments are substantially different from the original conditions (as defined by Technical Resolution No. 17), we removed the original loans from the consolidated balance sheet and recognized the new debt instruments at the present value discounted at an 8% market interest rate. This rate was determined taking into consideration the rates that we used in reference to our local operations. As a result of the debt restructuring, we recognized a gain of Ps. 36,5 million (Ps. 31,7 million net of expenses incurred in the restructuring), which represents the difference between the present value of the new debt instruments and the carrying value of the old debts.

The utilization of interest rates other than 8% in calculating the present value of the new debts instruments would have the following effects:

Interest Rates	Gain in million	Impact on Net Income	Impact on Shareholder´s equity
11%	16	5.59%	1.98%
16%	47	16.4%	5.81%
23%	73	25.49%	9.02%

We believe that the accounting estimate related to debt restructuring is a “critical accounting estimate” because if we calculate the present value of our debts using higher interest rates than 8%, we would have a material impact on our debts reported on our balance sheet as well as on our financing results, that is the reason why the determination of the rate requires significant judgment.

Deferred income tax

As described in Note 3.d to our consolidated financial statements, we adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, we recognize income tax using the method required by Technical Resolution No. 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Technical Resolution No. 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

We provided a valuation allowance for a portion of our net deferred tax assets, as we do not considered the realization of the tax benefit to be more likely than not. We considered all evidence, both positive and negative, in determining is a valuation allowance is needed for some portion or all our deferred tax assets. These evidences consist primarily in:

•	Limitations in the use of certain deferred tax assets, primarily tax loss carry forwards

•	Reversals of existing taxable temporary differences

•	Business projections

As a result of the evaluation of theses evidences, we accounted for a valuation allowance of approximately 40% of our deferred tax assets, amounting to Ps. 33.0 million. Net deferred tax assets as of June 30, 2003 amounts to Ps. 64.5 million.

An increase of 10%, 20% and 30% in the net result from our projections, except for the exchange rate which remained stable, utilized in determining the valuation allowance of our deferred tax assets would have had the following impact:

Premises fluctuation	Valuation allowance in million	Additional loss in million of Ps.	Impact on Net income	Impact on Shareholder´s equity
10%	27	6	2.09%	6.74%
20%	22	11	3.84%	1.36%
30%	16	17	5.94%	2.10%

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions such as, future revenues and expenses, exchange rates and inflation among others;

•	because the impact that calculating income tax using this method would have on assets or liabilities reported on our balance sheet as well as on the income tax result reported in our statement of income could be material.

Variability of quarterly results

A principal source of our revenue is rental income derived from leases of office and retail properties and sales of developed properties. Nevertheless, our historical revenues have varied from period to period depending upon the timeliness of sales of properties. No assurance can be given that our period-to-period results of operations will not continue to vary as a result of periodic property sales.

Overview

As described below, economic and political factors affecting Argentina as well as changes in interest rates and foreign currency have a substantial impact on our financial performance.

Effect on us of devaluation and economic crisis

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to a four-year-old recession, the Argentine economy has deteriorated sharply.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decreased by 3.0% in 1999, 0.5% in 2000 and 4.9% in 2001. During the second half of 2001, Argentina´s recession worsened significantly, precipitating a serious political and economic crisis . During 2002, the gross domestic product decreased 10.9% as compared to 2001, and during the three first quarters of 2003, the gross domestic product increased 7.3%.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified his decision. On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$ 1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This new legislation has a material adverse impact on our financial position and the results of our operations, in fiscal year 2002, which was partially offset during fiscal year 2003.

Effects of inflation

From 1997 until the end of year 2001, policies adopted by Argentine government have substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ figures published by the Ministry of Economy of Argentina:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
1997	0.9%	0.1%
1998	1.1%	-1.9%
1999	-1.4%	-5.3%
2000	-1.2%	4.4%
2001	-0.3%	-1.6%
2002	30,5%	95,6%
2003	10,2%	8,3%

The Public Emergency Law authorizes the executive branch to establish the system which will determine the new exchange ratio between the Peso and foreign currencies, and to approve the corresponding monetary regulations. The devaluation of the Peso by the executive branch creates a significant risk that inflation will increase materially, and we have no means of hedging and protecting ourselves from the risks of inflation.

During fiscal year 2002, the impact of inflation on our financial condition and results of operations was significant and generated a gain of Ps. 14,1 million. During fiscal year 2003, we recognized a loss of Ps. 1,9 million, taking into consideration that as a result of the Resolution No. 441 issued by the National Securities Commission we discontinued the restatement of our financial statements as from March 1, 2003. At June 30, 2003, however, this deviation has not had a material effect on our financial statements.

Effects of interest rate fluctuations

We are highly leveraged and are materially affected by interest rate fluctuations. An increase in interest rates may significantly increase our financial costs and materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

Since April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar.

The primarily economic change announced by Duhalde’s Administration in January 2002 was the devaluation of the Peso. A portion of our financial debt is denominated in U.S. dollars. Foreign currency exchange rate depreciation significantly increases the risk of default on our U.S. dollar- denominated liabilities, as almost all of our revenues are denominated in Pesos and will therefore experience a relative increase in our U.S. dollar-denominated liabilities compared to our Peso-denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar- denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. dollar may adversely affect the U.S. dollar equivalent of the Peso price of our common shares on the Bolsa de Comercio de Buenos Aires, and as a result are likely to affect the market price of our GDS in the United States.

On the other hand, the 26.3% appreciation on the Argentine currency during fiscal year 2003 (where the exchange rate fell from Ps. 3.80 per U.S. dollar as of June 30, 2002 to Ps. 2.80 per U.S. dollar as of June 30, 2003) resulted in a significant Exchange Difference Gain of Ps. 188.7 million which radically contrasted with the Exchange Difference Loss of Ps. 319.3 million generated during Fiscal Year 2002, where the exchange rate jumped from Ps. 1.00 per U.S. dollar by the beginning of the fiscal year to Ps. 3.80 per U.S. dollar by the end of that year.

Due to our significant exposure to U.S. dollar-denominated liabilities, our financial results are very sensitive to fluctuations in the nominal exchange rates. In this way, strong depreciation in the Peso will affect negatively our results while strong appreciation will affect our results positively.

Suspension of the application of section 206 of the Law of Corporations No. 19,550

At June 30, 2002, the negative results recorded by our us absorbed more than 50% of capital and reserves. Section 206 of the Law of Corporations No. 19,550 establishes mandatory capital reduction when such a situation exists. However, in view of the crisis that Argentina is undergoing, Decree No.1269 suspended the application of this section until June 30, 2004.

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

Allocation of administrative expenses to business segments

Administrative expenses (other than those expenses we incurred for the benefit of all the business segments) related to our shopping centers, hotels and International business segments are directly attributable to such segments because such segments are individually managed and are clearly identifiable. Administrative expenses include management fees paid, if any, to the managers of such segments. The remaining administrative expenses are allocated to the different segments, based on the cost center in which they are incurred, as follows:

•	administrative expenses related to all business segments, as those corresponding to the board of directors, are allocated among each segment pro rata on the basis of their respective assets;

•	administrative expenses incurred by certain departments associated with specific segments are allocated to such segments; and

•	70% of the remaining administrative expenses are allocated to the development and sale of properties segment, and 30% to the offices and other non-shopping center rental properties segment.

Allocation of results from the rescinding of Torres

These results derive from the rescinding of purchase agreements for units in Torres de Abasto in APSA and are allocated to “Sales and Developments”.

Allocation of profits from our interest in the Tarjeta Shopping trust funds

This allocation of profits stems from the partnership interest of APSA in the Tarjeta Shopping trust funds. These profits have been allocated to the “Shopping Centers” segment.

Allocation of results from operations and the holding of real estate assets

These results are allocated to the segment that generates them.

Allocation of the goodwill depreciation

This includes mainly the depreciation of goodwill stemming from the acquisition of the Alto Palermo subsidiaries and of our own goodwill as a result of the purchase of stock in APSA, and is allocated to the “Shopping Centers” segments.

Allocation of other expenses and net income to business segments

Financial Results, Net. Includes interest income, gain (loss) on financial operations, financing expenses, gain (loss) on exposure to inflation, exchange differences and miscellaneous income (expense) allocable to each segment, as described below:

Income from financial operations. Only income related to Shopping Centers and Hotels were segregated by segment, as in these cases each of them manages the financial surplus recorded. The remaining amounts are recognized under “Financial Operations and Others” as they are not directly related to any specific segment.

Interest income, interest on discount of assets and liabilities and financing expenses. Only the results generated by APSA and Hotels are recorded in the Shopping Centers and Hotels segments. The remaining results are prorated among Sales and Development, Offices and Others, Hotels, Shopping Centers and in the column “Financial Operations and Others” in proportion to the corresponding assets.

REI and exchange differences, discounts and sundry. In the case of Shopping Centers and Hotels, they are charged to the segments giving rise to them. The remaining items are recorded in the column “Financial and Other operations” as they are not directly related to any segment.

Result of corporations under section 33 of Law No. 19,550. Applicable to the corresponding segments. Results generated by investments in corporations carrying out activities not falling under any of our segments of activity are recorded under “Financial and Other operations”.

Other income and expenses, net. Only those associated to Shopping Malls and Hotels are segregated by segment. The remaining items are recorded in the column “Financial and Other operations” as they are not directly related to any segment.

Minority interest. This result is applied to the segment of the company that generates it.

Income tax and minimum notional income tax. The corresponding income tax is applied to each segment.

Business Segment Reporting

We have determined that our reportable segments are those that are based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are development and sales of properties, office and other non-shopping center rental properties, shopping centers, hotel operations, international, financial operations and others. The consolidated financial statements were prepared in accordance with the procedure established by Technical Resolution No. 4 of the F.A.C.P.C.E., which requires the consolidation of every line of the Balance Sheet as of 30 June 2003 and 2002 of our company, the financial statements and Statements of Financial Position for the twelve-month periods ending on those dates, with the financial statement of those companies in which the we have direct or indirect decisive voting power.

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

International. This segment includes the results of operations of our equity investments in Brazil for the years ended June 30, 2002 and 2001 and Venezuela for the year ended June 30, 2001. We sold our ownership interests in FVI and Venezuela Invest in December 2000 and our ownership interest in Brazil Realty in February 2002.

Others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities. For the fiscal year 2001 and the year ended June 30, 2002, this segment also includes the loss in our equity investees relating to Internet, telecommunications and other technology-related activities.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on net segment income. During the year ended June 30, 2003, no single customer accounted for more than 5% of our total sales or our total operating income.

The following tables show certain operating data by business activity:

	For the fiscal year 2003 (in millions of Pesos) (1)
	Development and sale of properties	Offices and other non- shopping center rental properties	International	Shopping centers	Hotel operations	Others	Total
Sales	47.2	17.8	—	113.8	34.2	—	212.9
Costs	(47.1)	(9.1)	—	(67.1)	(19.7)	—	(143.0)
Gross profit	0.1	8.7	—	46.7	14.5	—	69.9
Selling expenses	(4.0)	(0.1)	—	(17.6)	(3.9)	—	(25.6)
Administrative expenses	(6.1)	(4.4)	—	(21.4)	(9.8)	—	(41.7)
Gain on purchasers rescissions of sale contracts	0.0	—	—	—	—	—	0.0
Net (loss) in credit card trust	—	—	—	(4.1)	—	—	(4.1)
(Loss) income from operations and holdings of real estate assets, net	12.9	(1.9)	—	10.5	—	—	21.5

Operating income	2.9	2.3	—	14.1	0.9	—	20.1

Amortization of goodwill	—	—	—	(6.6)	—	—	(6.6)
Financial results, net	0.0	(0.2)	—	86.2	11.9	217.5	315.4
Equity (loss) gain from related parties	(0.3)	—	—	(12.1)	1.8	(2.3)	(12.9)
Other income (expenses), net	—	—	—	13.3	—	(10.4)	2.9
Income before taxes and minority interest	2.6	2.1	—	94.9	14.6	204.8	318.9
Minority interest	5.1	(1.4)	—	(35.2)	(2.4)	—	(33.9)
Income tax	0.5	(1.0)	—	(47.0)	(0.7)	49.6	1.4
Net income (loss) for the year	8.3	(0.3)	—	12.6	11.4	254.4	286.4

Total assets	343.2	293.4	—	1,048.9	115.2	252.3	2,053.0

(1)	Adjusted for price-level changes and expressed in millions of constant Pesos of June 30, 2003.

	For the fiscal year 2002 (in millions of Pesos) (1)
	Development and sale of properties	Offices and other non- shopping center rental properties	International	Shopping centers	Hotel operations	Others	Total
Sales	54.5	44.5	—	—	38.8	—	137.6
Costs	(43.5)	(13.2)	—	—	(27.4)	—	(84.1)
Gross profit	10.9	31.3			11.4	—	53.5
Selling expenses	(6.8)	(0.6)			(3.9)	—	(11.3)
Administrative expense	(11.2)	(6.1)	(1.3)	(1.4)	(12.1)	—	(32.1)
(Loss) income from operations and holdings of real estate assets, net	(26.8)	(49.3)	35.9	—	(6.6)	—	(46.8)

Operating (loss) income	(33.8)	(24.7)	34.6	(1.4)	(11.3)	—	(36.6)

Financial results, net	(29.0)	(16.7)	—	—	(21.7)	(438.3)	(505.8)
Equity (loss) gain from related parties	1.6	—	(3.4)	(4.6)	4.7	1.8	0.1
Other income (expenses), net	—	—	—	—	—	(4.9)	(4.9)
(Loss) income before taxes and minority interest	(61.3)	(41.3)	31.2	(6.0)	(28.4)	(441.4)	(547.1)
Minority interest	(4.0)	—	—	—	9.6	—	5.7
Income tax	4.6	(5.2)	(1.3)	(0.8)	0.6	(0.2)	(2.2)
Net (loss) income for the year	(60.6)	(46.7)	29.9	(6.8)	(18.2)	(441.6)	(543.7)
Total assets	399.7	307.2	29.4	339.7	129.8	86.9	1,292.7

(1)	Adjusted for price-level changes and expressed in millions of constant Pesos of June 30, 2003.

	For the fiscal year 2001(in millions of Pesos) (1)
	Development and sale of properties	Offices and other non- shopping center rental properties	International	Shopping centers	Hotels operations	Others	Total
Sales	104.2	59.1	—	—	61.4	—	224.7
Costs	(76.4)	(11.4)	—	—	(37.4)	—	(125.2)
Gross profit	27.8	47.7	—	—	24.0	—	99.5
Selling expenses	(13.0)	(1.8)	(0.1)	—	(7.4)	—	(22.3)
Administrative expenses	(17.0)	(7.5)	(1.1)	(0.6)	(13.8)	—	(40.0)
Loss from operations and holdings of real estate assets, net	(4.3)	(2.1)	(0.7)	—	—	—	(7.1)
Operating income	(6.4)	36.3	(1.9)	(0.6)	2.8	—	30.1

Financial results, net	(43.7)	(22.5)	(15.9)	—	(10.2)	(7.1)	(99.4)
Net loss in Affiliated Companies	(0.5)	—	1.0	(5.5)	(8.7)	14.4	0.8
Other income (expenses), net	—	—	—	—	0.1	(6.1)	(6.0)
(Loss) income before taxes and minority interest	(50.6)	13.8	(16.8)	(6.1)	(16.0)	1.2	(74.4)
Minority interest	(6.2)	(1.3)	—	—	2.3	—	(5.2)
Income tax	43.4	(3.5)	0.4	—	(2.6)	—	37.8
Net (loss) income for the year	(13.4)	9.0	(16.4)	(6.1)	(16.3)	1.3	(41.8)

Total assets	471.3	376.5	159.6	366.3	131.6	174.3	1,669.5

(1)	Adjusted for price-level changes and expressed in millions of constant Pesos of June 30, 2003.

Results of Operations for the fiscal years ended June 30, 2003 and 2002

Sales

Sales increased 54.7%, from Ps. 137.6 million for the fiscal year ended June 30, 2002, to Ps. 212.9 million for the fiscal year ended June 30, 2003. This increase reflects the net impact of (i) an increase in the income from the Shopping Center segment as a result of the consolidation of APSA in the 2003 fiscal year, and (ii) the decrease in income from the remaining segments as a result of the ongoing recession that the Argentine economy is undergoing.

Development and Sale of Properties. Sales from development and sale of properties decreased 13.1%, from Ps. 54.5 million for the fiscal year ended 30 June, 2002, to Ps. 47.2 million for the fiscal year ended June 30, 2003, despite the higher sales volume achieved in the 2003 fiscal year. The decrease in sales in the development and sale of properties segment was attributable to: (i) the Ps. 10.5 million drop in sales of housing units principally of Alto Palermo Park owing to the completion of the sale of this project during the 2003 fiscal year; (ii) the Ps. 1.1 million decrease principally in sales from the residential communities of Abril. These decreases were partially offset by the Ps. 4.3 million increase in sales of other real estate stemming mainly from (a) the sale during the 2003 fiscal year of the Hotel Piscis for Ps. 9.9 million, (b) the sale of office space in the buildings located at Madero 1020, Madero 940 and Libertador 498, for Ps. 9.6 million and (c) the decrease in sales of other real estate, amounting to Ps. 15.2 million, among which it is worth highlighting the property at Rivadavia 2243 and Santa Fé 1588.

Offices and Other. Sales from Offices and Other decreased 60.0%, from Ps. 44.5 million during the fiscal year ended June 30, 2002, to Ps. 17.8 million during the fiscal year ended June 30, 2003. This decrease is mainly due to a 58.2% decrease in revenues from office rents, from Ps. 38.8 million in the fiscal year ended June 30, 2002, to Ps. 16.2 million in the fiscal year ended June 30, 2003. This decrease in sales is attributed to (i) a lower average occupancy rate during 2003, which declined to 71.2% as compared to 84.1% in 2002; (ii) the fact that contractual prices did not evolve in the same way as inflation, which means that the increase in sales from the previous year due to inflation restatement was higher than the increase in the amount of sales during fiscal year 2003; and (iii) a 78.6% decrease in sale from commercial property rents and other properties, from Ps. 4.4 million in the fiscal year ended June 30, 2002 to Ps. 0.9 million in the fiscal year ended June 30, 2003, mainly due to the sale of the real estate at Rivadavia 2243, Santa Fe 1588 and Constitución 1111.

Shopping Centers. During fiscal year 2003 we began consolidating Alto Palermo S.A., whose financial statements are allocated under this segment. Sales decreased by 40.73 % from Ps. 192.0 million during fiscal year 2002 to Ps. 113.8 during fiscal year 2003 due to a 39.2% reduction in leases and services revenues (from Ps. 146.1 million to Ps. 88.8 million) and a 45.6% reduction in sales from credit card opertation (from Ps. 45.8 million to Ps. 24.9 million). It is important to mention that leases and services revenues even if they have increased in nominal value, this increase is lower than the inflation index, therefore there was a reduction in real terms. We must highlight that the economic recovery that began last year is generating an increase in our tenant´s sales, being reflected in increments in the occupancy ratios, rental incomes and admission rights of our shopping centers. The occupancy ratio of our shopping centers increased from 92.4% for the year ended, 2002 to 95.8 % for the year ended 2003. The decrease in Credit Card operations is attributed to the streamlining of its portfolio throughout the year under review as a result of the severe financial crisis. Althougth the current portfolio is smaller, it is characterized by a better credit capacity.

Hotels. Sales from hotels went down 11.9%, from Ps. 38.8 million for the fiscal year ended June 30, 2002 to Ps. 34.2 million for the fiscal year ended June 30, 2003, due to a decrease in the average rates that was partially offset by an increase in average occupancy level, from 44% in 2002 to 53% in 2003. Sales from Hotel Sheraton Libertador decreased by Ps. 3.7 million and sales from the Hotel Intercontinental decreased by Ps. 1.3 million. Furthermore, during fiscal year 2003 we recognized sales from the Hotel Piscis for Ps. 0.3 million.

International. Following the sale of the interest in Brazil Realty and FVI, no new investments were made in this segment.

Costs

Total costs increased 70.0%, from Ps. 84.1 million during the fiscal year ended June 30, 2002 to Ps. 143.0 million for the fiscal year ended June 30, 2003. This increase is mainly due to the net impact of (i) the consolidation of the results of APSA during fiscal year 2003; (ii) an increase in costs in the Development and sale segment; and (iii) a decrease in costs in the Hotels and Offices segment. Total costs as a percentage of sales increased from 61.1% for the fiscal year ended June 30, 2002 to 67.1% for the fiscal year ended June 30, 2003.

Development and Sale of Properties. Costs related to Development and Sale increased 8.4%, from Ps. 43.5 million in the fiscal year ended June 30, 2002 to Ps. 47.1 million for the fiscal year ended June 30, 2003 primarily as a result of the sale during the present fiscal year of non-core properties with a low margin due to the fact that during fiscal year 2002 we sold almost all of our principal properties, specially Alto Palermo Park, with an important sale margin. Costs relating to Development and Sale as a percentage of sales from the segment increased from 79.9% during the fiscal year ended June 30, 2002 to 99.7% during the fiscal year ended June 30, 2003.

Offices and Other. Costs of Offices and Other decreased 31.1%, from Ps 13.2 million during the fiscal year ended June 30, 2002 to Ps. 9.1 million during the fiscal year ended June 30, 2003 due to lower depreciation charges. Costs relating to Offices and Other as a percentage of sales from the segment increased from 29.7% for the fiscal year ended June 30, 2002 to 51.2% for the fiscal year ended June 30, 2003 due to a decrease in the average occupancy rate. The main component of cost of offices is represented by the depreciation of leased properties and expenses related to available units.

Shopping Centers. During fiscal year 2003, we have begun to consolidate APSA, whose costs have been allocated to this segment. Costs generated were Ps. 67.1 million, and account for 46.9% of our total costs. Total costs registered a 19,9% decrease between both fiscal years due to (i) a sharp reduction in non-recoupable expenses owing to the reduction in vacant stores and improved collections for the year; (ii) a lower amortization charge stemming from the lower value of the assets as a result of the impairment recognized at the previous closing date and the failure to amortize launching expenses relating to Abasto Shopping; and (iii) a reduction in car park expenses. The main cost component of shopping centers is represented by depreciation and amortization charges of leased properties, including goodwill paid upon their acquisition.

Hotels. Costs from hotel operations decreased 28.1%, from Ps. 27.4 million during the fiscal year ended June 30, 2002 to Ps. 19.7 million during the fiscal year ended June 30, 2003, primarily due to the decrease in the constant value of the cost components of Hotels such as salaries, fees and services. Hotel operating costs as a percentage of sales from hotels decreased from 70.7% for the fiscal year ended June 30, 2002 to 57.5% for the fiscal year ended June 30, 2003. Costs of hotels are primarily composed of rooms, depreciation, food and beverages, salaries and social security contributions.

International. Following the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment.

Gross Profit

As a result of the foregoing, the gross profit increased 30.7%, from Ps. 53.5 million during the fiscal year ended June 30, 2002 to Ps 69.9 million during the fiscal year ended June 30, 2003.

Selling Expenses

Selling expenses increased 126.5%, from Ps. 11.3 million during the fiscal year ended June 30, 2002 to Ps. 25.6 million during the fiscal year ended June 30, 2003, primarily due to the increase in Shopping Centers selling expenses from the consolidation of APSA and partially offset by a 29.2% reduction in the selling expenses of the other segments. Selling expenses as a percentage of sales increased from 8.2% during the fiscal year ended June 30, 2002, to 12% during the fiscal year ended June 30, 2003.

Development and Sale of Properties. Selling expenses from Development and Sales decreased 41.2%, from Ps. 6.8 million during the fiscal year ended June 30, 2002 to Ps. 4.0 million during the fiscal year ended June 30, 2003, as a consequence of the decrease in sales operations during this fiscal year generating less direct selling expenses. Selling of Development and Sale of properties as a percentage of sales from this segment decreased from 12.4% during the fiscal year ended June 30, 2002 to 8.5% for the fiscal year ended June 30, 2003. The main components of selling expenses of Development and Sale are commissions and expenses from sales and advertising.

Offices and Other. Selling expenses relating to Offices and Other decreased 83.3%, from Ps. 0.6 million during the fiscal year ended June 30, 2002 to Ps. 0.1 million during the fiscal year ended June 30, 2003.

Shopping Centers. During fiscal year 2003 we began consolidating APSA whose selling expenses are allocated under this segment. Expenses generated during the fiscal year ended June 30, 2003 were Ps. 17.6 million, which accounted for 68.8% of our total selling expenses. The decrease of 72,2% in shopping centers selling expenses during both fiscal years was mainly due to: (i) a decrease in the allowance for doubtful accounts by 80.4%, from Ps. 52.8 million during fiscal year 2002 to Ps. 10.3 million during fiscal year 2003, out of which Ps. 35.2 million and Ps. 2.4 million are related to allowance for doubtful accounts from our shopping center operations during fiscal years 2002 and 2003 respectively and Ps. 17.6 million and Ps. 8.0 million related to allowance for doubtful accounts of Tarjeta Shopping during fical years 2002 and 2003 respectively; (ii) a decrease in advertising expenses by 59%, from Ps. 3.6 million in fiscal year 2002 to Ps. 1.5 million in fiscal year 2003; (iii) the 14.7% reduction in gross income charge, from Ps. 5.1.

million during fiscal year 2002 to Ps. 4.4. million during fiscal year 2003, attributed to the fact that the increase in sales at nominal values did not match the wholesale inflation; and (iv) a reduction in the amortization charge relating to the launch of Shopping Abasto and advertising expenses connected with Torres de Abasto which were fully depreciated in the previous year. The main components of selling expenses of Shopping Centers are bad debts charges and advertising expenses.

Hotels. Selling expenses did not change with regard to the previous fiscal year and remained stable at Ps. 3.9 million. The main components of selling expenses are advertising expenses and salaries.

International. Following the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment.

Administrative Expenses

Administrative expenses increased 29.9%, from Ps. 32.1 million during the fiscal year ended June 30, 2002 to Ps. 41.7 million during the fiscal year ended June 30, 2003, due to an increase in administrative expenses relating to Shopping Centers stemming from the consolidation with APSA, which was partially offset by a 36.6% reduction in the administrative expenses in the remaining segments. The main components of administrative expenses are salaries and social security, fees, and compensation for services and depreciation and amortization.

Development and Sale of Properties Administrative expenses of Development and Sale of properties decreased 45.2%, from Ps. 11.2 million during the fiscal year ended June 30, 2002 to Ps. 6.1 million for the fiscal year ended June 30, 2003, primarily due to a decrease in constant values of expenses such as salaries, fees and services. Administrative expenses of Development and Sale of properties as a percentage of income from this segment decreased from 20.6% during the fiscal year ended June 30, 2002 to 13.0% during the fiscal year ended June 30, 2003.

Offices and Other. Administrative expenses of Offices and Other decreased 27.9%, from Ps. 6.1 million during the fiscal year ended June 30, 2002 to Ps. 4.4 million during the fiscal year ended June 30, 2003, primarily due to a decrease in constant values of expenses such as salaries, fees and services. Administrative expenses of Offices and Other as a percentage of sales from this segment increased from 13.6% during the fiscal year ended June 30, 2002 to 24.7% during the fiscal year ended June 30, 2003 as a result of the sharp reduction in the income from the segment.

Shopping Centers. The fluctuation in administrative expenses under this segment is mainly due to the consolidation with the results of APSA. The expenses generated during fiscal year 2003 amount to Ps. 21.4 million, accounting for 51.3% of overall administrative expenses. The decrease of 28,2% between both fiscal years was basically due to the reduction in salary, bonuses, social security contributions, taxes, rates, contributions and services.

Hotels. Administrative expenses of Hotels decreased 19.0%, from Ps. 12.1 million for the fiscal year ended June 30, 2002 to Ps. 9.8 million during the fiscal year ended June 30, 2003, basically due to the decrease during fiscal year 2003 of all the administrative expenses for the Intercontinental and Sheraton Libertador hotels. Administrative expenses of Hotels as a percentage of sales from hotel operations decreased from 31.3% during the fiscal year ended June 30, 2002 to 28.5% during the fiscal year ended June 30, 2003. The main components of administrative expenses of hotel operation are salaries, fees for services and depreciation and amortization.

International. Subsequent to the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment, consequently, no charge has been recorded during fiscal year 2003.

Gain on Purchasers’ Rescissions of Sales Contracts

This result stems from APSA as a result of the consolidation with this company as from fiscal year 2003 and arises from the rescission of Torres de Abasto sales contracts, generating a profit for the fiscal year of Ps. 0.009 million.

Loss in Credit Card Trust

The loss reported under this heading amounting to Ps. 4.1 million during fiscal year 2003 stems from interest held by APSA in the Tarjeta Shopping Credit Card Trust and is incorporated to our statement of operations following the consolidation with APSA as from fiscal year 2003.

(Loss) Gain from Operations and Holdings of Real Estate Assets, net

(Loss) Gain from operations and holdings of real estate assets, net, varied from one year to another, showing a gain of Ps. 68.3 million, having recovered from a loss of Ps. 46.8 million for the fiscal year ended June 30, 2002 to a gain of Ps. 21.5 million for the fiscal year ended June 30, 2003. The gain generated during fiscal year 2003 is mainly attributed to (i) the gain of Ps. 10.9 million stemming from the sale of stock in Valle de las Leñas; and (ii) a gain of Ps. 11.4 million attributed to the net recovery of the allowance for the devaluation of real estate. Furthermore, the loss reported the previous year is mainly attributed to (i) the setting up of the allowance for the devaluation of real estate for Ps. 82.6 million; which was partially offset by (ii) a gain of Ps. 35.8 million from the sale of our equity interest in Brazil Realty.

Operating Income

As a result of the foregoing, the total operating income recovered from a loss of Ps. 36.6 million during the fiscal year ended June 30, 2002 to a profit of Ps. 20.1 million during fiscal year 2003.

Development and Sale of Properties. Operating results from Development and Sales of properties increased from a loss of Ps. 33.8 million during the fiscal year ended June 30, 2002 to a gain of Ps. 2.8 million for the fiscal year ended June 30, 2003.

Offices and Other. Operating results from Offices and Other recovered from a loss of Ps. 24.7 million during the fiscal year ended June 30, 2002 to a gain of Ps. 2.3 million for fiscal year 2003.

Shopping Centers. Operating results from Shopping Centers reported an increase of Ps. 14.1 million during the current year as a result of the consolidation with the results of APSA.

Hotels. Operating results from hotels recovered from a loss of Ps. 11.3 million during the fiscal year ended June 30, 2002 to a gain of Ps. 0.9 million for the fiscal year ended June 30, 2003.

International. As explained above, during fiscal year 2003 no results were recorded under this segment. The previous fiscal year closed with a gain of Ps. 34.6 million.

Amortization of goodwill

The loss of Ps. 6.6 million recorded as of June 30, 2003 mainly includes (i) the amortization of goodwill stemming from the acquisition of APSA subsidiaries: Shopping Alto Palermo S.A. (SAPSA), Fibesa and Tarshop S.A.; and (ii) the amortization of our own goodwill from the purchase of stock in APSA during fiscal year 2003.

Financial Results, net

Total net gains/losses on the financing of assets showed a recovery from a loss of Ps. 505.8 million during the fiscal year ended June 30, 2002 to a gain of Ps. 315.4 million during the fiscal year ended June 30, 2003. The main reasons for this recovery were: (i) the exchange difference gain with regard to the previous year amounting to Ps. 507.9 million, owing to the appreciation of the Peso to the U.S. dollar from 3.80 in 2002 to 2.80 in 2003; (ii) the Ps. 241.7 million gain on the financing of assets as compared with the previous year, among which it is worth highlighting the recognition of lower losses related to our equity interest mainly in Banco Hipotecario and Quantum; (iii) the discounts obtained during fiscal year 2003 amounting to Ps. 36.9 million through the prepayment of the debt with GSEM for approximately Ps. 26.0 million and from the accounting measurement as at June 30, 2003 of the debt with HSBC as compared with the amount settled subsequent to the financial closing date, which generated a discount of Ps. 10.7 million accorging to with Argentine GAAP; (iv) the Ps. 32.1 million gain obtained during fiscal year 2003 as a result of the adjustment made to our liabilities to fair market value at the established 8% annual market rate, changing the value of these debts which previously had a book value calculated at the rate in force at the time of refinancing; and (v) a reduction of Ps. 10.1 million with regard to the gains obtained in the previous year owing to the exposure to inflation of our monetary liabilities.

Equity (Loss) gain from related parties

The net loss derived from affiliated companies changed, from a gain of Ps. 0.1 million during the fiscal year ended June 30, 2002 to a loss of Ps. 12.9 million during the fiscal year ended June 30, 2003. This decrease is mainly due to: (i) the absence during fiscal year 2003 of the 2002 gain of approximately Ps. 2.1 million from our investment in Buenos Aires Trade & Finance Center due to the consolidation as from this year of this company’s results; (ii) the reduction during fiscal year 2003 of the Ps. 2.9 million gain from Llao Llao Resorts; (iii) the net loss for the year of Ps. 12.1 million stemming from the subsidiaries of APSA, Perez Cuesta and E-Commerce Latina; and (iv) the reduction during fiscal year 2003 of the Ps. 3.4 million gain from IRSA Telecomunicaciones. These factors were, partially offset by (i) the absence during fiscal year 2003 of the year 2002 loss of Ps. 4.6 million from our investment in APSA due to the consolidation as from this year of this company’s results and (ii) the absence during fiscal year 2003 of the 2002 loss of Ps. 3.6 from our investment in Brazil Realty due to the sale of our equity investment in this company.

Other (Expenses) Income, net

The Other expenses, net line showed a recovery of Ps. 7.8 million, from a loss of Ps. 4.9 million during the fiscal year ended June 30, 2002 to an income of Ps. 2.9 million during the fiscal year ended June 30, 2003, primarily due to the net fluctuation generated by (i) the gain of Ps. 13.0 million obtained from the repurchase of Negotiable Obligations of APSA in the open market and (ii) the Ps. 4.2 million gain from the sale of fixed assets. These factors were partially offset by (i) the loss resulting from a contingency due to lawsuits amounting to Ps. 3.9 million; and (ii) the higher charge for donations with regard to the previous year amounting to Ps. 5.6 million.

Ordinary Gain/(Loss) before Minority Interest and Taxes

As a result of the foregoing, the net gain/loss before the minority interest and taxes reflected an improvement with regard to the loss of Ps. 547.1 million during the fiscal year ended June 30, 2002, recording a gain of Ps. 318.9 million during fiscal year 2003.

Minority Interest

The minority interest decreased by Ps. 39.6 million, from a gain of Ps. 5.7 million during fiscal year 2002 to a loss of Ps. 33.9 million during fiscal year 2003, mainly due to the minority interest we recorded during fiscal year 2003 as a result of the consolidation of APSA, and stemming from our Ps. 35.2 million investment in this company recorded as a loss.

Income Tax and Asset Tax

Income tax decreased 163.6%, from a loss of Ps. 2.2 million during the fiscal year ended June 30, 2002, and to a gain of Ps. 1.4 million during the fiscal year ended June 30, 2003. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The gain of Ps. 3.6 million is mainly due to the net impact of (i) the difference in the income tax charge corresponding to IRSA which represented a gain of Ps. 49.4 million, having moved from a loss of Ps. 0.5 million corresponding to the asset tax for the year 2002 to a gain of Ps. 48.9 million during fiscal year 2003, which includes a gain of Ps. 49.9 million from deferred taxes and a loss of Ps. 1.0 million from the asset tax; and (ii) the income tax charge for APSA, which represented a loss of Ps. 46.7 million at June 30, 2003, when there had been no charge in the previous year because the company began consolidating its financial statements with this company this year.

Net (loss) Income for the Year

As a result of the foregoing, the net ordinary income for the year showed an improvement from a loss of Ps. 543.7 million during the fiscal year ended June 30, 2002 to a profit of Ps. 286.4 million during the fiscal year ended June 30, 2003.

Results of operations for the fiscal years ended June 30, 2002 and 2001

Sales

Sales decreased 38.8%, from Ps. 224.7 million in the fiscal year ended June 30, 2001, to Ps. 137.6 million in the fiscal year ended June 30, 2002 on account of a decrease in sales in all segments of our activity. This decrease was primarily attributable to the severe and ongoing recession that the Argentine economy was undergoing and that was paralyzing our operations, most of which are conducted in Argentina.

Development and Sale of Properties. Sales from development and sale of properties decreased 47.8%, from Ps. 104.2 million for the fiscal year ended June 30, 2001 to Ps. 54.4 million for the fiscal year ended June 30, 2002. The decrease in sales in the development and sale of properties segment was mainly attributable to: (i) a Ps. 28.5 million decrease in sales from the residential communities of Abril and Villa Celina; (ii) a Ps. 14.1 million decrease in sales of undeveloped parcels of land, on account of the non-recurrence of sales in Dique IV and Monserrat made in 2001; (iii) a Ps. 5.1 million decrease in the sales of other real property primarily resulting from the lack of recurrence of sales in Serrano 250, Sarmiento 580, Av. de Mayo 701, Madero 1020 and Montevideo 1975, partly offset by new sales during fiscal year 2002 of the real properties on Santa Fe 1588, Rivadavia 2243 and Libertador 498. See “Business –Development Property”.

Offices and Other. Sales from Offices and other decreased 24.8% from Ps. 59.1 million during the fiscal year ended June 30, 2001 to Ps. 44.5 million during the fiscal year ended June 30, 2002. This decrease is primarily due to: (i) a 21.8% decrease in revenues from office rents from Ps. 49.7 million in the fiscal year ended June 30, 2001 to Ps. 38.8 million in the fiscal year ended June 30, 2002, mainly due to decreases in average occupancy rates in rental properties and (ii) a 45.3% decrease in sales from commercial property rents from Ps. 8.0 million in the fiscal year ended June 30, 2001 to Ps. 4.4 million in the fiscal year ended June 30, 2002 mainly due to the sales in the properties: Florida 291, Santa Fe 1588 and Montevideo 1975. See “Business – -Offices and Other Rental Properties”.

Hotels. Sales from hotels went down 36.8% from Ps. 61.3 million for the fiscal year ended June 30, 2001 to Ps. 38.8 million for the fiscal year ended June 30, 2002, due to a decrease in the average occupancy level of hotels from 58% in 2001 to 44% in 2002, as well as a decrease in rates, giving rise to a decrease in the sales from Hotel Sheraton Libertador of Ps. 8.1 million and from Hotel Intercontinental of Ps. 14.5 million during 2002. See “Business - Hotels”.

Costs

Costs decreased 32.8%, from Ps. 125.2 million for the fiscal year ended June 30, 2001 to Ps. 84.1 million for the fiscal year ended June 30, 2002, mainly due to lesser costs from Development and Sale of properties and Hotels, which decrease was partially offset by an increase in the costs related to the operation of Offices and other. Total costs as a percentage of sales increased from 55.7% for the fiscal year ended June 30, 2001 to 61.1% for the fiscal year ended June 30, 2002.

Development and Sale of Properties. The costs of Development and Sale of properties decreased 43.1% from Ps. 76.4 million for the fiscal year ended June 30, 2001 to Ps. 43.5 million for the fiscal year ended June 30, 2002, due to fewer sales of real properties. The costs of Development and Sale of properties as a percentage of sales from Development and Sales of properties increased from 73.3% for the fiscal year ended June 30, 2001 to 79.9% for the fiscal year ended June 30, 2002.

Offices and Other. Costs of Offices and other rose by 16.1% from Ps. 11.4 million for the fiscal year ended June 30, 2001 to Ps. 13.2 million for the fiscal year ended June 30, 2002. The costs of Offices and other as a percentage of sales resulting from Offices and other increased from 19.2% for the fiscal year ended June 30, 2001 to 29.7% for the fiscal year ended June 30, 2002. The increase in the costs of Offices and other in absolute terms and as a percentage of sales is due to the decrease in the average occupancy rate from 89% during all fiscal year 2001 to 72% during all fiscal year 2002, which resulted in an increase in the maintenance costs of the unoccupied units, especially as regards common expenses. The main component of the cost of offices is represented by the depreciation of leased properties.

Hotels. Costs from hotel operations decreased 26.7%, from Ps. 37.4 million for the fiscal year ended June 30, 2001 to Ps. 27.4 million for the fiscal year ended June 30, 2002, primarily due to: (i) lower levels of activity in this segment; (ii) decrease in the constant value of the cost components of Hotels such as salaries, fees and services mainly on account of the effect of this last semester inflation and (iii) the restructuring carried out to offset the fall in the level of occupancy so as to attain greater efficiency. Hotel operating costs as a percentage of sales from hotels increased from 61.0% for the fiscal year ended June 30, 2001 to 70.7% for the fiscal year ended June 30, 2002 primarily due to the combination of lower sales reflecting the fall in occupancy rates and to lower rates compared to the previous fiscal year together with the same incidence in both fiscal years of fixed costs such as depreciation. Costs of hotels are primarily composed of rooms, depreciation, food and beverages, salaries and social security contributions.

Gross Profit

As a result of the foregoing, the gross profit decreased by 46.2% from Ps. 99.5 million for the fiscal year ended June 30, 2001 to Ps. 53.5 million for the fiscal year ended June 30, 2002.

Selling Expenses

Selling expenses decreased by 49.4% from Ps. 22.3 million for the fiscal year ended June 30, 2001 to Ps. 11.3 million for the fiscal year ended June 30, 2002, primarily due to the decrease in the selling expenses of all segments. Selling expenses as a percentage of sales decreased from 9.9% for the fiscal year ended June 30, 2001 to 8.2% for the fiscal year ended June 30, 2002.

Development and Sale of Properties. Selling expenses for Development and Sales decreased by 47.9% from Ps. 13.0 million for the fiscal year ended June 30, 2001 to Ps. 6.8 million during the fiscal year ended June 30, 2002, as a consequence of the decrease in sale operations during this fiscal year generating less direct selling expenses. Selling expenses of Development and Sale of properties as a percentage of sales from Development and Sale of properties remained at 12.5% for both years. The main components of selling expenses of Development and Sale of properties are commissions and expenses from sales and advertising.

Offices and Other. Selling expenses of Offices and other decreased by 66.5% from Ps. 1.8 million during the fiscal year ended June 30, 2001 to Ps. 0.6 million during the fiscal year 2002. Selling expenses of Offices and other properties as a percentage of sales from Offices and other decreased from 3.0% for the fiscal year ended June 30, 2001 to 1.4% for the fiscal year ended June 30, 2002.

Hotels. Selling expenses dropped 47.3% from Ps. 7.4 million during the fiscal year ended June 30, 2001 to Ps. 3.9 million for the fiscal year ended June 30, 2002, primarily due to a decrease in advertising expenses and to a lesser extent a decrease in salaries and social security contributions in all Hotels. Selling expenses of Hotels as a percentage of sales from Hotels decreased from 12.2% for the fiscal year ended June 30, 2001 to 10.2% for the fiscal year ended June 30, 2002. The main components of selling expenses are advertising expenses and salaries.

Administrative Expenses

Administrative expenses decreased by 19.9% from Ps. 40.0 million for the fiscal year ended June 30, 2001 to Ps. 32.1 million for the fiscal year ended June 30, 2002, mainly due to lower expenses in the segments: Development and Sales, Offices and Other and Hotels. As a percentage of sales, administrative expenses rose from 17.8% for the fiscal year ended June 30, 2001 to 23.3% for the fiscal year ended June 30, 2002. The main components for the fiscal year are salaries and social security contributions, fees and compensations for services and depreciation and amortization.

Development and Sale of Properties. Administrative expenses of Development and Sale of properties decreased by 34.1% from Ps. 17.0 million for the fiscal year ended June 30, 2001 to Ps. 11.2 million for the fiscal year ended June 30, 2002, primarily due to (i) the restructuring carried out with the purpose of achieving a structure sustainable in the medium term and (ii) the decreases as measured in constant values of expenses such as salaries, fees and services, principally due to the effect of inflation during the last semester. Administrative expenses of Development and Sale of properties as a percentage of sales from Development and Sales increased from 16.3% for the fiscal year ended June 30, 2001 to 20.6% for the fiscal year ended June 30, 2002.

Offices and Other. The administrative expenses of Offices and other fell by 19.6 % from Ps. 7.5 million for the fiscal year ended June 30, 2001 to Ps. 6.1 million for the fiscal year ended June 30, 2002, primarily due to (i) the restructuring carried out with the purpose of achieving a structure sustainable in the medium term and (ii) the decreases as measured in constant values of expenses such as salaries, fees and services, mainly due to the effect of inflation during the last semester. Administrative expenses of Offices and other as a percentage of the sales from this segment increased from 12.7% for the fiscal year ended June 30, 2001 to 13.6% for the fiscal year ended June 30, 2002.

Shopping Centers. Administrative expenses of Shopping Centers increased by 135.3%, from Ps. 0.6 million for the fiscal year ended June 30, 2001 to Ps. 1.4 million for the fiscal year ended June 30, 2002 due to the increase in the percentages applied to allocate general administrative expenses to this segment.

Hotels. Administrative expenses of Hotels dropped by 12.3% from Ps. 13.8 million for the fiscal year ended June 30, 2001 to Ps. 12.1 million during the fiscal year ended June 30, 2002, basically due to the decrease during this fiscal year of all the administrative expenses of Intercontinental Hotel, and especially due to the reductions in fees for services, salaries and social security contributions. Administrative expenses of hotels as a percentage of sales from the hotel operation rose from 22.4% during the fiscal year ended June 30, 2001 to 31.3% during the fiscal year ended June 30, 2002. The main components of administrative expenses of hotel operation are salaries, fees for services depreciation and amortization.

International. Administrative expenses of international operations increased by 18.2%, from Ps. 1.1 million during the fiscal year ended June 30, 2001 to Ps. 1.3 million during the fiscal year ended June 30, 2002, mainly due to the increase in the percentages applied to allocate general administrative expenses to this segment.

Loss from Operations and Holdings of Real Estate Assets, net

Loss from operations and holdings of real estate assets, net, showed a Ps. 39.7 million loss change between both fiscal years, from a Ps. 7.1 million loss for the fiscal year ended June 30, 2001 to a Ps. 46.8 million loss for the fiscal year ended June 30, 2002. This decrease results mainly from the net result between (i) the gain obtained from the sale of our equity interest in Brazil Realty which amounted to Ps. 35.4 million in this fiscal year; (ii) the non-recurrence in 2002 of the Ps. 1.2 million loss attributable to the sale of our equity interest in FVI recognized in 2001 and (iii) the Ps. 76.3 million loss from the impairment of long-lived assets, which rose from Ps. 6.4 million during 2001 to Ps. 82.7 million during 2002. This Ps. 76.3 million loss from the impairment of long-lived assets between both fiscal years was distributed among our segments as follows: (a) Development and Sales: Ps. 22.2 million, (b) Offices and Other: Ps. 47.5 million and (c) Hotels: Ps. 6.6 million..

Operating Income

As a result of the foregoing, the total operating income decreased from a Ps. 30.1 million gain during the fiscal year ended June 30, 2001 to a Ps. 36.6 million loss during the fiscal year ended June 30, 2002.

Development and Sale of Properties. Operating results from Development and Sales of properties showed an improvement, from a Ps. 6.4 million loss for the fiscal year ended June 30, 2001 to a Ps. 33.8 million loss for the fiscal year ended June 30, 2002.

Offices and Other. The operating results from Offices and Other decreased from a Ps. 36.3 million profit for the fiscal year ended June 30, 2001 to a Ps. 24.7 million loss for the fiscal year ended June 30, 2002.

Shopping Centers. The operating results from Shopping Centers increased from a Ps. 0.6 million loss for the fiscal year ended June 30, 2001 to a Ps. 1.4 million loss for the fiscal year ended June 30, 2002.

Hotels. The operating results from Hotels decreased from a Ps. 2.8 million profit for the fiscal year ended June 30, 2001 to a Ps. 11.3 million loss for the fiscal year ended June 30, 2002.

International. The operating results from international operations increased from Ps. 1.9 million loss for the fiscal year ended June 30, 2001 to a Ps. 34.6 million profit for the fiscal year ended June 30, 2002.

Financial Results, net

The financial, net results reflected an increase from a loss of Ps. 99.4 million during the fiscal year ended June 30, 2001 to a loss of Ps. 505.8 million during the fiscal year ended June 30, 2002. The total increase in financial results was primarily due to: (i) the increase in the net loss of Ps. 289.6 million as compared to the previous fiscal year due to the joint effect of the peso devaluation and inflation, the impact of foreign currency denominated net debts, and (ii) an increase in the loss for financial transactions for Ps. 116.8 million as compared to 2001, mainly due to the fall in the value of the stock of Banco Hipotecario, to losses connected with investments such as Telecom stock, Pro1 bonds and FRB and the drop in the quotation of Quantum Fund during this fiscal year.

Net (Loss) Income in Equity Investments

The net loss derived from affiliated companies showed a 87.9% reduction from a profit of Ps. 0.8 million during the fiscal year ended June 30, 2001 to a profit of Ps. 0.1 million during the fiscal year ended June 30, 2002, mainly due to the net variation between (i) the loss recognized between both fiscal years as a result of our investment in Brazil Realty in the amount of Ps. 25.0 million and (ii) gains originated between both fiscal years in the amount of Ps. 24.3 million as a result of the rest of our investments mainly in: Llao Llao Ps. 13.3 million and IRSA Telecomunicaciones Ps. 9.0 million.

Other Income (Expenses), Net

The Other Income (Expenses), net line decreased by 18.3% from a loss of Ps. 6.0 million during the fiscal year ended June 30, 2001 to a loss of Ps. 4.9 million during the fiscal year ended June 30, 2002, basically due to: (i) lower charges from gifts and non-computable VAT as compared to the previous fiscal year for Ps. 4.1 million; (ii) the loss originated during the current fiscal year by the tax on bank credits and debits for Ps. 1.3 million; (iii) the non-recurrence, during this fiscal year, of recoveries of provisions for taxes and rates and for other expenses recorded during fiscal year 2001 in the amount of approximately Ps. 1.7 million.

Ordinary Loss before Minority Interest and Taxes

As a consequence of the factors described above, the loss before minority interest and taxes showed an increase from a Ps. 74.4 million loss during the fiscal year ended June 30, 2001 to a Ps. 547.1 million loss during the fiscal year ended June 30, 2002.

Income Tax and asset Tax

Income tax increased 105.8% from a gain of Ps. 37.8 million during the fiscal year ended June 30, 2001 to a loss of Ps. 2.2 million during the fiscal year ended June 30, 2002, mainly due to the net variation between: (i) the increase during the current fiscal year of our Minimum Presumed Income Tax charges by Ps. 3.5 million, as an income tax recovery for such amount was computed during 2001 as a result of amendments of Law 25,360, and (ii) the gain during both fiscal years of Ps. 41.3 million as deferred tax.

Minority Interest

Minority interest registered a variation of Ps. 10.9 million, from a Ps. 5.2 million loss during fiscal year 2001 to a Ps. 5.7 million profit during fiscal year 2002 mainly due to (i) a Ps. 7.3 million increase in profits from our minority interest in Hoteles Argentinos and Nuevas Fronteras (ii) a Ps. 2.1 million increase in losses from our minority interest in Palermo Invest and (iii) Ps. 3.6 million decrease in losses as a result of the application of deferred income tax of our controlled companies.

Net Loss for the Year

As a consequence of the factors mentioned above, the net loss for the fiscal year changed from a Ps. 41.8 million loss during the fiscal year ended June 30, 2001 to a Ps. 543.7 million loss during the fiscal year ended June 30, 2002.

APSA’s Result of Operations

Fiscal Year 2002 as compared to Fiscal Year 2001

Sales

Sales decreased by 26.3%, from Ps. 266.0 million during fiscal year 2001 to Ps. 196.0 million during fiscal year 2002 due to a 28.3% reduction in leases and services revenues (from Ps. 203.9 million to Ps. 146.1 million), a 69.1% reduction in sales of properties (from Ps. 13.0 million to Ps. 4.0 million) and a 6.8% reduction in sales from credit card operation (from Ps. 49.2 million to Ps. 45.8 million).

The reduction in leases and services revenues was mainly due to the economic recession undergone by Argentina for more than 4 years, which has affected consumption, the main variable of our business. As a result, our tenants have suffered a decrease in their sales representing a reduction both in occupancy rates and in minimum lease and admission rights revenues. The overall occupancy rate in our shopping centers fell from 94.4% as of June 30, 2001 to 92.4% as of June 30, 2002.

The reduction in sales of properties, related mainly to Torres de Abasto, was attributable to the lower inventory available during the fiscal year 2002, which included only 39 units for sale as opposed to the 135 units existing at the beginning of fiscal year 2001.

The fall in sales from credit card operation was mainly a result of the consumption reduction, despite the higher number of cards issued during the fiscal year 2002, the average credit portfolio and the volume of sales performed with the card and thus the revenues of this segment suffered a slight fall.

	Fiscal Years ended June 30,
	2002	2001
	(In thousands of constant Ps. of February 28, 2003)
Leases and services	146,122.6	203,880.5
Sales and development properties	4,003.2	12,957.7
Credit card operations	45,840.4	49,210.5

Total net sales	195,966.2	266,048.7

Costs

Total costs registered a 12.7% decrease, from Ps. 104.3 million during fiscal year 2001 to Ps. 91.1 million during fiscal year 2002.

Leases and services costs registered a 1.9% decrease, from Ps. 74.5 million during fiscal year 2001 to Ps. 73.1 million during the fiscal year 2002. In spite of such situation, during fiscal year 2002 we experienced a once-off loss of Ps. 11.8 million in connection with expenses charges billed to our tenants which were not recovered. Excluding such charges, leases and services costs decreased 17.6%, main cutbacks include taxes, rates, contributions and services reductions as a result of changes to the tax legislation which now imposes a VAT charge to commercial leases, allowing us to use the VAT tax credit previously identified as loss.

Cost from sales of properties decreased by 61.7%, from Ps. 14.1 million in fiscal year 2001 to Ps. 5.4 million in fiscal year 2002, as a result of the reduction in sales mentioned above.

The cost from credit card operation decreased by 19.7% from Ps. 15.7 million in fiscal year 2001 to Ps. 12.6 million in fiscal year 2002, as a result of the reduction in the level of activity.

	Fiscal Years ended June 30,
	2002	2001
	(In thousands of constant Ps. of February 28, 2003)
Leases and services	(73,071.5)	(74,508.0)
Sales and development properties	(5,397.9)	(14,121.7)
Credit card operations	(12,601.1)	(15,707.8)

Total costs	(91,070.6)	(104,337.5)

Gross Profit

As a result of the factors mentioned above, gross profit decreased by 35.3%, recording an income of Ps. 161.7 million for the fiscal year ended June 30, 2001 against Ps. 104.9 for fiscal year 2002.

Gross profit, calculated in terms of total sales percentage, fell from 60.8% during fiscal year 2001 to 53.5% during fiscal year 2002. Gross profit from leases and services, calculated in terms of leases and services sales percentage, fell from 63.5% during fiscal year 2001 to 50% during fiscal year 2002. Sales of properties gross loss, calculated as a percentage of sales of properties, increased from 9.0% during fiscal year 2001 to 34.8% during fiscal year 2002. Credit cards operations gross profit, calculated as a percentage of sales of credit cards operations, rose from 68.1% during fiscal year 2001 to 72.5% during fiscal year 2002.

	Fiscal Years ended June 30,
	2002	2001
	(In thousands of constant Ps. of February 28, 2003)
Leases and services	73,051.1	129,372.5
Sales and development properties	(1,394.7)	(1,164.0)
Credit card operations	33,239.3	33,502.7

Total Gross Profit	104,895.7	161,711.2

Selling expenses

Selling expenses registered a 57.5%, increase from Ps. 40.1 million in fiscal year 2001 to Ps. 63.2 million in fiscal year 2002. The increase resulted mainly from the 161.7% increase in the allowance for doubtful accounts, from Ps. 20.2 million during fiscal year 2001 to Ps. 52.8 million during fiscal year 2002. Excluding the allowance for doubtful accounts, selling expenses decreased by 47.7% mainly due to a 43.7% reduction in advertising charges and 64.7% in salaries and bonuses.

Selling expenses, calculated in terms of total sales percentage increased from 15.1% during the fiscal year ended June 30, 2001 to 32.3% during the fiscal year ended June 30, 2002.

Administrative expenses

Administrative expenses registered a 26.7% fall from Ps. 34.6 million during fiscal year 2001 to Ps. 25.4 million during fiscal year 2002, basically as a result of the reduction in salary, bonuses, social security contributions, taxes, rates, contributions and services.

Administrative expenses, calculated, as a percentage of total sales did not charge during fiscal year 2002, maintaining the 13% reached in 2001.

Torres de Abasto unit contracts’ rescissions

The results of purchasers recessions of sales contracts registered a Ps. 0.09 million increase, surging from a Ps. 0.03 million loss during fiscal year 2001 to a profit of Ps. 0.06 million during fiscal year 2002.

Net (loss) Income in credit card trust

Net (loss) Income in credit card trust registered a Ps. 6.4 million decrease, going from a Ps. 2.3 million profit in the fiscal year ended June 30, 2001 to a Ps. 4.1 million loss during the fiscal year ended June 30, 2002, as a result of an increase in bad debtors concerning financial trust issuance under Tarshop S.A. securitization programs.

Operating income

As a result of the factors mentioned above, the operating income decreased by 86.2%, recording a profit of Ps. 89.2 million during fiscal year 2001 against a profit of Ps. 12.3 million during fiscal year 2002. The operating income measured in terms of total sales decreased from 33.5% during fiscal year 2001 to 6.3% during fiscal year 2002.

Equity loss from related companies

The result stemming from the interests in Pérez Cuesta S.A.C.I. and E-Commerce Latina S.A. registered a 58.7% increase, from a Ps. 3.1 million loss during fiscal year 2001 to a Ps. 4.9 million loss during fiscal year 2002, mainly due to the loss registered in E-Commerce Latina S.A., where we hold a 50% interest.

Financial results, net

Net financial results recorded a 10.8% decrease, from a Ps. 82.3 million loss during fiscal year 2001 to a Ps. 91.2 million loss during fiscal year 2002, as a result of the income generated as a result of inflation exposure partially compensated due to (a) a higher average indebtedness cost during fiscal year 2002, (b) a higher average of financial indebtedness level in fiscal year 2002 than in fiscal year 2001, (c) the application on debts converted to Pesos of the CER which by June 30, 2002 amounted to approximately 25% and (d) the impairment of long-lived assets for Ps. 62.8 million.

Other expense, net

Other expense, net registered an increase of Ps. 10.5 million, from a Ps. 0.3 million loss during fiscal year 2002 to a Ps. 10.8 million loss during fiscal year 2002 mainly due to the Ps. 6.7 million contingencies provision, in connection with a legal action filed by Carrefour supermarket regarding the construction of Paseo Alcorta.

Net Loss before taxes and minority interest

As a result of the factors described above, the loss before taxes and minority interest suffered a Ps. 98.2 million decrease, recording a Ps. 99.5 million loss during fiscal year 2002 against a loss of Ps. 1.3 million during fiscal year 2001.

Income tax

The income tax charge decreased by Ps. 88.2 million, from a loss of Ps. 5.2 million for the year 2001 to a gain of Ps. 83.0 million for the year 2002. It should be noted that the income tax charge was calculated using the deferred tax method, thus recognizing the temporary difference in the accounting and tax measurement of assets and liabilities and the capitalization of tax loss carry-forwards. As a result, the figure disclosed under income tax does not only reflect the amount to be paid but also includes the tax reported based on the accounting accrual.

Amortization of goodwill

The result stemming from the amortization of goodwill did not vary with regard to the previous year, and amounted to Ps. 4.8 million for 2001 and for 2002. The results reflected the amortization of goodwill stemming from the acquisition of Shopping Alto Palermo S.A., FIBESA S.A. and Tarshop S.A.

Minority Interest

Minority interest registered a Ps. 6.0 million increase, from a Ps. 0.9 million loss during fiscal year 2001 to a Ps. 5.1 million profit during fiscal year 2002.

Net income (Loss)

As a result of the factors explained above, the net loss for the period registered a Ps. 3.9 million increase, from a loss of Ps. 7.4 million for fiscal year 2001 to a loss of Ps. 11.3 million for fiscal year 2002.

B. Liquidity and Capital Resources

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowing and long-term debt, capital financing and sales of real estate investments.

As of June 30 2003, we had a working capital of Ps. 116.1 million. At the same date, we had cash and cash equivalents totaling Ps. 187.3 million, an increase of 300.1 % from Ps. 28.4 million of cash and cash equivalents held as of June 30, 2002.

Our operating activities resulted in net cash inflows of Ps. 87.1 million, Ps. 53.2 million and Ps. 107.8 million for fiscal years 2003, 2002 and 2001, respectively. Net cash inflows for fiscal year 2003 significantly increased from net cash inflows for fiscal year 2002 primarily due to operating gains of Ps. 11.6 million and increases in accrued interest and exchange gain of Ps. 56.5 million. The operating cash inflows for fiscal year 2002 primarily resulted from the increase in financial results of Ps. 338.6 million, a decrease in investments for Ps. 18.1 million and in a decrease of receivables for Ps. 42.7 million. The operating cash inflows for fiscal year 2001 primarily resulted from operating gains of Ps. 8.8 million, a decrease in inventories totaling Ps. 58.6 and an increase in accrued interest of Ps. 61.8 million, partially offset by an increase in investment of Ps. 39.0 million.

Our investing activities resulted in net cash outflows of Ps. 37.5 million for fiscal year 2003, Ps. 19.6 million for fiscal year 2002 and net cash inflows of Ps. 81.8 million for fiscal year 2001. In fiscal year 2003 we made investments in our subsidiaries and equity investees for Ps. 31.7 millions primarily in APSA. In February 2002 we sold our investment in Brazil Realty for US$ 44.2 million. In fiscal years 2003, 2002 and 2001, we repurchased and/or invested in existing properties for Ps. 7.9 million, Ps. 27.0 million and Ps. 10.1 million, respectively. In fiscal year 2002, we also granted loans to related parties for Ps. 105.7 million.

Our net cash provided by financing activities of Ps. 109.4 million for fiscal year 2003 was primarily due to the proceeds from short-term and long-term debt of Ps. 397.3 millions partially offset by the payment of short-term and long-term debt of Ps. 271.0 million. Our net cash used in financing activities of Ps. 42.6 million for fiscal year 2002 was primarily due to the payment of short-term debt partially offset by the income for new loans for Ps. 170.0 million. Net cash used in financing activities of. Ps. 185.0 million for fiscal year 2001 was primarily due to the repayment of short-term debt indebtedness and seller financing for Ps. 453.9 million and Ps. 90.3 million of cash paid to repurchase shares of our common stock outstanding, partially offset by Ps. 145.2 million proceeds from the sale of our Convertible Notes in December 2000 and Ps. 219.6 million proceeds from other short-term and long-term indebtedness.

After the restructuring of our existing debt and the issuance of the Convertible Notes we believe that we have a working capital that will enable us to take advantage of the opportunities available in the real estate market, as they arise.

In our opinion, our working capital is sufficient for our present requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through new debt or equity financing or selective asset sales.

Our indebtedness

Our total outstanding debt as of June 30, 2003, amounted to Ps. 679.5 million, as compared to the Ps. 634.8 million as of June 30, 2002. Although this shows an increase of 7%, it is attributed to the consolidation as from fiscal year 2003 of 100% of APSA and the issue of Convertible Notes for US$ 100 million and US$ 50 million on behalf of our company and APSA, respectively. According to the consolidation APSA´s indebtedness is lower due to our holding of its Convertible Notes. Furthermore, it is worth noting that as of June 30, 2003, 87% of the total financial debt was long term, whereas in the previous year 100% of it was short term.

Pursuant to Decree No. 214/02, part of our indebtedness was “pesified,” although a large portion, governed by foreign laws continued to be U.S. dollar-denominated. “Pesified” indebtedness is to be adjusted by the CER index.

On May 24, 2000, we entered into a US$ 80.0 million Syndicated Loan Agreement (the “Syndicated Loan Agreement”) arranged by BankBoston N.A. Loans under this Syndicated Loan Agreement bear interest at three-month LIBOR plus a margin of 500 basis points.

Amounts owing under the Syndicated Loan Agreement were payable in U.S. dollars. Although final maturity on the loan agreement was on August 30, 2002, due to the continuing effects of economic recession, the unavailability of financing sources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, we could not make the scheduled payment on that date. As explained below we renegotiated this Syndicated Loan Agreement under new conditions.

On December 18, 2000, we issued US$ 43.5 million unsecured Class 2 Floating Rate Notes due December 24, 2001 (the “Class 2 Floating Rate Notes”). Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. Our Class 2 Floating Rate Notes matured in December 2001, and we were unable to pay the principal then due. As a result of such non-payment, in December 2001, we entered into negotiations with the holders of our Class 2 Floating Rate Notes and to date have been able to obtain short-term deferrals of our obligation to pay such matured notes. On February 8, 2002, we agreed with our holders to replace the floating interest rate for an annual fixed interest rate of 12%. Pursuant to the most recent deferral, granted on October 31, 2002, the principal of and interest on our Class 2 Floating Rate Notes were due in full on November 14, 2002 and were further renegotiated as explained below. We also agreed with our holders on a capitalization of the interest due on October 31, 2002. On May 15, 2002, we repurchased from Banco Sudameris its participation in the mentioned Class 2 Floating Rate Notes of US$ 6.8 million.

On November 15, 2002, we signed a Framework Refinancing Agreement (the “Framework Refinancing Agreement”) to refinance the Syndicated Loan Agreement of US$ 80.0 million and the Class 2 Floating Rate Notes amounting, at that time, to US$ 37.0 million through the following schedule:

•	US$ 13.6 million were paid in cash, reducing the principal;

•	US$ 15.0 million were swapped for Convertible Notes at a rate of 8% and maturing in the year 2007;

•	US$ 37.4 million in Secured Class 3 Floating Rates Notes (the “Class 3 Floating Rate Notes”) with a 90-day LIBOR rate plus 200 base points and maturing in the year 2009. These notes are secured by a first mortgage drawn out on some of our properties for an amount equivalent to 50% of the debt; and

•	US$ 51.0 million Unsecured Loan Agreement (the “Unsecured Loan Agreement”) expiring in the year 2009. 69% of this loan accrues interest at a ninety-day LIBOR rate plus 200 base points, whereas the remainder accrues interest at a phased fixed rate starting at 5.5% and reaching 6.5%.

The offer of Convertible Notes into our ordinary shares was successfully completed on November 21, 2002, for a total amount of US$ 100 million. These notes are accompanied by a warrant that offers the option to purchase additional shares. The subscription price was 100% of the face value of the Convertible Notes, which accrue interest at an annual 8% payable semiannually and maturing in November 2007. The conversion price is US$ 0.5450 per ordinary share, in other words each note may be swapped for 1.8349 ordinary shares. The funds generated by the issue were mainly allocated to the settlement and restructuring of the liabilities existent at the date, and to finance our working capital and for other general corporate purposes.

Due to the distribution of 4,587,285 treasury shares, we have adjusted the conversion price of our Convertible Notes according to the subscription clauses. The conversion price of the Convertible Notes decreased from US$ 0.5571 to US$ 0.5450 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

As of December 16, 2003, the holders of our Convertible Notes exercised their conversion rights for the total 4,712,709 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 8,647,168 with a face value of Ps.1 each.

The number of Convertible Notes currently outstanding amounts to US$ 95,287,291, the number of warrants currently outstanding amounts to 100,000,000 while the number of our outstanding shares are 220,646,441.

On December 4, 2002, we paid off our debt with GSEM/AP Holdings, L.P. (Goldman Sachs) which amounted to US$ 16.3 million including the principal and accrued interest, with a total payment of US$ 11.1 million.

On July 19, 2002, APSA issued US$ 50.0 million Series I Convertible Notes (the “Series I Convertible Notes”), according to the resolution of the Ordinary and Extraordinary APSA Shareholders’ Meeting held on December 4, 2001. The terms of the issue included a conversion price that consists of the maximum between the face value of APSA common shares divided by the exchange rate and US$ 0.0324, which means that each Series I Convertible Note may be converted into approximately 30.8642 shares with a face value of Ps. 0.1 each, accruing an annual 10% interest payable semiannually and with a subscription price of 100% of the principal of the notes. The issue of this instrument enabled APSA to prepay a significant portion of its debt, thus considerably improving its financial structure and schedule of payments.

On August 23, 2002, APSA successfully completed the placement of Series I Convertible Notes for US$ 50.0 million of which we have subscribed a total of US$ 27.2 million. In January 2003 we purchased an additional 3.4 million APSA shares, taking our current equity interest to 54.9%. We also acquired 2.6 million Series I Convertible Notes which, with the notes subscribed at the time of issue, lead to a total of 59.9% of the notes issued by our subsidiary.

On July 23, 2003, we made a prepayment to HSBC Bank Argentina S.A. of US$ 16 million under the US$ 51.0 million Unsecured Loan Agreement whose final expiration is in November 2009. This transaction involved a payment of US$ 10.9 million, representing 68% of the face value of the debt and a discount of US$ 5.1 million.

In January 2001, our subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12.0 million from BankBoston N.A. This loan expires in January 2006 and accrues a quarterly interest at the LIBOR rate plus a markup ranging between 401 and 476 basis points, according to the value of certain financial indicators. This loan was not converted to Pesos and is stated in U.S. dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid, and we are negotiating the terms of payment of this liability. This loan is without recourse to us.

As of June 30, 2003, we had outstanding Collateralized Loans for a total amount of Ps.134.0 million, including accrued interests. The Collateralized Loans include several loans at fixed/variable rates ranging from 3.34% to 6.10%, with different maturities through November 2009. A total amount of Ps. 39.1 million debt is collateralized with a mortgage over the Sheraton Libertador Hotel. A total amount of US$ 37.4 million, which matures on November 20, 2009 and accrues quarterly interest payments at three-month LIBOR plus 200 basis points, is secured by several assets. As of June 30, 2003, we recorded a total balance of US$ 32.9 million, which corresponds to US$ 37.4 million discounted at a market rate equivalent to 8% p.a., accruing an annual interest rate of 1.34% at LIBOR.

The following table sets forth our debt as of June 30, 2003 (excluding APSA):

IRSA Debt	Principal (US$ MM) (1)	Interest Rate	Maturity
Unsecured Loan Agreement (2)	51.0	LIBOR + 200 bps	November 2009
Class 3 Floating Rate Notes	37.4	LIBOR + 200 bps	November 2009
Hoteles Argentinos Loan	12.0	LIBOR + 500 bps	January 2006
Total Debt	100.4
Convertible Notes	100.0	8%	November 2007

(1)	Accrued interests are not included.
(2)	On July 23, 2003 we made an advance payment of US$ 16.0 million of face value for US$ 10.9 million.

APSA’s indebtedness

On January 18, 2001, APSA issued US$ 120.0 million of secured Senior Notes (the “Senior Notes”) due on January 13, 2005 in three classes: (i) US$ 40.0 million of Class A-2 notes due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$ 5.0 million of Class B-1 notes, which APSA issued together with its wholly-owned subsidiary SAPSA, and which are due on January 13, 2005, at a 90-day LIBOR plus 475 basis points, and (iii) US$ 75.0 million of Class B-2 notes, which APSA issued together with SAPSA, maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. Additionally, during the third quarter of the fiscal year 2001, APSA redeemed US$ 2.5 million of the Class A-2 notes at 100% of par value. The payment of the total amount of the Senior Notes is guaranteed by a trust agreement pursuant to which all of the shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 among APSA and Ritelco, as shareholders of SAPSA and as Trustors, RioTrust S.A., as trustee, and the holders of the Senior Notes as beneficiaries.

Interest on both classes are paid on a quarterly basis as from April 18, 2001.

On April 7, 2000, APSA issued the Ps. 85.0 million Notes (the “Ps. 85.0 million Notes”) due April 7, 2005 at a 14.875% annual rate, payable semiannually. Proceeds from this issuance were used to repay certain outstanding syndicated loan and other short-term financial debt. During March 2001 and June 30, 2003, APSA redeemed Ps. 35.4 million historical pesos, at different prices below par. After subtracting our holding, the aggregate outstanding amount for such notes as of October 31, 2003 was Ps. 49.6 million.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, APSA entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, APSA agreed to pay US$ 69.1 million on March 30, 2005 and will receive Ps. 69.1 million on such date. As collateral for its payment obligations under the modified agreement, APSA was required to make a deposit of US$ 50 million with the counterparty. APSA is not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. dollar. Thus, a continued devaluation of the Peso against the US dollar and/or an increase in interest rates would increase its loss which could be material. As of June 30, 2003 this modified swap agreement was accounted for at its fair market value resulting in a recognition of a liability of US$ 47 million. The line item “Interest rate swap receivable” included within “Other receivables and prepaid expenses, net” represents the net amount of the US$ 50 million deposited as collateral and the US$ 47 million payable under the swap agreement.

In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, APSA entered into loan agreements with us and Parque Arauco S.A. As of June 30, 2002 its debt with us and Parque Arauco S.A. under those loan agreements amounted to Ps. 40.6 million and Ps. 20.4 million respectively.

In addition, between May and July 2002, our company and Parque Arauco S.A. granted to APSA loans for US$ 10.1 million and US$ 4.9 million respectively. The annual interest rate for such loans was 10%. The funds obtained under these loans have been used to fully cancel APSA short-term bank debt for the total amount of Ps. 4.8 million plus the accrued CER adjustment.

The amounts APSA owed under the loans which were granted to APSA from us and Parque Arauco, were used by us and Parque Arauco to subscribe to the APSA offering of US$ 50.0 million Series I Convertible Notes on August 20, 2002 (the “Series I Convertible Notes”). We and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively of APSA´s Series I Convertible Notes. As of September 30, 2001, APSA begun to be in non-compliance with certain financial covenants with respect to the US$ 120 million Senior Notes due in 2005 and the Ps. 85.0 million Notes due in 2005. Nevertheless, during fiscal year 2003, APSA met all of its financial covenants.

In addition, non compliance with certain financial covenants mentioned above, APSA has not made certain payments for an aggregate amount of Ps. 21.7 million under APSA Class A and B-2 Senior Notes which where scheduled to be paid on January 14, 2002. However, on January 16, 2002 and March 15, 2002, the holders of Senior Notes unanimously approved certain waivers and deferrals of accrued interests and scheduled principal payments until July 17, 2002. On June 24, 2002, APSA agreed with the holders of its Class A and B-2 Senior Notes, that APSA would pay all interest owed and the amortization coupon which originally matured in January 2002, prior to July 17, 2002. Such payment would receive approximately a 20% discount. As of July 17, 2002, all interest owed and the amortization coupon under APSA Class A and B-2 Senior Notes that matured in January 2002, had been fully paid.

The Public Emergency Law, enacted on January 6, 2002 and Decree No. 214/02 of the National Executive Branch established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. dollars or any other foreign currency at the exchange rate of Ps. 1.00 = 1.00 U.S. dollar (US$ 1.00). The pesification of debts affected APSA´s Senior Notes (US$ 117.5 million), short-term bank debt (US$ 44.6 million) and the loans with its majority shareholders. Such agreements and loans have been adjusted as from February 3, 2002 by the CER Thus if there were a severe inflationary process, APSA´s debt would be significantly increased.

With respect to interest rates, Argentine Central Bank Communication “A” 3507 dated March 13, 2002 established a fixed interest rate between 6% and 8% to debts issued by companies under Argentine law. This resolution affected APSA´s Senior Notes (Ps. 132.0 million) and its short-term bank debt (Ps. 50.11 million).

On June 9, 2003 APSA signed a Compensation Agreement with the only holder of Senior Notes, reducing the negative impact that the pesification of contracts had on this holder. APSA has extended the original schedule of payments remaining as follows: On January 13, 2004 and on January 13, 2005 APSA will pay US$ 1.25 million and US$ 3.75 million, respectively.

On July 19, 2002 APSA issued US$ 50 million of Series I Convertible Notes which are convertible into shares of its common stock at the holder’s option. The offer was subscribed in full.

The terms of these Series I Convertible Notes include (i) a conversion price that consists of the maximum between the face value of APSA common stock (Ps. 0.10) divided by the exchange rate and US$ 0.0324, which means that every Series I Convertible Note is potentially convertible into approximately 30.8642 shares of APSA´s common stock with a face value of Ps. 0.10 each (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note. The Series I Convertible Notes, mature on July 19, 2006. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent.

In the event that all the bondholders were to convert their Series I Convertible Notes, APSA´s share capital would increase from 704,829,745 as of June 30, 2003 shares to 2,242,675,255 shares.

As of December 16, 2003, the holders of Series I Convertible Notes exercised their conversion right, for a total amount of 669,144 units with a face value of US$ 1 each, receiving 19,902,543 common shares with a face value of Ps. 0.1 each.

The number of Series I Convertible Notes currently outstanding amounts to US$ 14,330,856, while the number of APSA´s shares were 719,902,543.

The issuance of APSA´s Series I Convertible Notes has allowed APSA to repay an important portion of its existing debt. The proceeds of this offering have been allocated to fully repay (i) loans from its major shareholders for approximately US$ 33.1 million, and (ii) US$ 16.8 million (plus the accrued CER adjustment) which APSA owed under its Senior Notes and under which they obtained discounts for up to 25%.

The early redemption of debt during fiscal year 2003, allowed APSA to recognize a gain of Ps. 19.8 million for the year ended June, 30 2003.

On February 17, 2003, APSA entered into a repurchase agreement (the “Repurchase Agreement”) with us and Parque Arauco Argentina S.A. in which each company granted to APSA loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the Repurchase Agreement, APSA made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Notes with us and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. On December 6, 2003, APSA agreed to repurchase the securities at a price of Ps. 4.4 million and Ps. 2.2 million to us and Parque Arauco Argentina S.A., respectively. APSA expects to obtain a renewal upon expiration.

Furthermore, during the year ended June 30, 2003, APSA met all its financial commitments relating to its outstanding notes.

During the year ended June 30, 2003 APSA was in compliance with the financial covenants under the indentures of the APSA Senior Notes and the Ps. 85.0 million Notes. The following table shows APSA´s outstanding debt as of June 30, 2003 ( Accrued interest are not included):

	Ps.	US$(1)	Interest Rate	Maturity
Senior Notes Class A-2 and B-2	22,806,334	8,145,119	8% + CER	January 2005
Senior Notes Class B-1	14,000,000	5,000,000	Libor + 475 Bps.	January 2005
Ps. 85.0 million Notes	49,621,000	17,721,786	14.88%	April 2005
Shareholders loans	6,412,456	2,290,163		January 2004

Subtotal	92,839,790	33,157,068
Series I Convertible Notes	139,561,845	49,843,516	10%	January 2006

Total Debt	232,401,635	83,000,584

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for June 2003, which was Ps. 2.8 per US$1.0. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.

Capital expenditures

During the fiscal year ended June 30, 2003 we had capital expenditures of Ps. 39.6 million. We made investments in our subsidiaries and equity investees of Ps 31.7 millions primarily in APSA. We also made investments in fixed assets of Ps. 7.6 million among which we can highlight fixed assets belonging to the shopping center and hotel segment. In addition we made investments in undeveloped parcels of land of Ps. 0.2 million

During the fiscal year ended June 30, 2002 we had capital expenditures of Ps. 48.7 million. We made investments in fixed assets of Ps. 27.0 million primarily to the acquisition of Costeros Dique IV in the office segment of Ps. 20.6 million and in undeveloped parcels of land of Ps. 3.4 million primarily in Dique III of Ps. 2.5 million and in our subsidiaries and equity investees of Ps. 21.7 million.

During fiscal year ended June 30, 2001 we had capital expenditures of Ps. 68.9 million. We made investments in related companies of Ps. 58.8 million primarily in Brazil Realty of Ps. 15.5 million, APSA of Ps. 13.4 million and Latin American Econetworks of Ps. 11.5 million. We also made investments in fixed assets of Ps. 7.6 million primarily to the acquisition of a property in the office segment of Ps. 2.7 million and in the hotels segment of Ps. 2.8 million. We also invested Ps. 2.5 million in undeveloped parcels of land.

We believe that the restructuring of our existing debt, the issuance of our Convertible Notes and the sale of non-core assets, together with our cash generating activities, have provided us with the working capital necessary to cover our needs and invest as opportunities may arise.

Sales

Sale of the Piscis Hotel in Valle de Las Leñas. In March 2003, we sold the Piscis Hotel and our stake in Valle de Las Leñas S.A. of US$ 7.7 million.

U.S. GAAP Reconciliation

U.S. GAAP Reconciliation The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected the determination of amounts shown as net income (loss)income for each of the three years in the period ended June 30, 2003, and the amounts of total shareholders’ equity as of June 30, 2003 and 2002 2002, to the extent summarized in Note 21 to the financial statements.

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

(i)	the impact of certain U.S. GAAP adjustments on equity investees;

(ii)	the accounting for marketable securities;

(iii)	the accounting for derivatives and hedging activities;

(iv)	the accounting for options to acquire marketable securities;

(v)	the accounting for the non-contributory management stock ownership plan;

(vi)	the application of different useful lives for depreciation purposes;

(vii)	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

(viii)	the accounting for a mortgage payable with no stated interest;

(ix)	the accounting for securitization programs;

(x)	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

(xi)	the accounting for securitization programs;

(xii)	the accounting for available for sale securities;

(xiii)	the present-value accounting;

(xiv)	the restoration of previously recognized impairment losses accounting;

(xv)	the accounting for convertible notes;

(xvi)	the accounting for troubled debt restructuring;

(xvii)	the accounting for the appraisal revaluation of fixed assets;

(xviii)	the accounting for deferred charges;

(xix)	the amortization of fees related to the Senior Notes;

(xx)	the accounting for software obtained for internal use;

(xxi)	the accounting for changes in interest in consolidated affiliated companies;

(xxii)	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differencescertain differences in accounting for deferred income tax calculation purposes while under US GAAP are treated as temporary differences. In addition, the US GAAP adjustment effecttaxes and the effects on deferred incometax of the foregoing taxes of the above-mentioned reconciling items; and

(xxiii)	items, and the effect on minority interest of the foregoing above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 21 to our annual financial statements as of June 30, 2003 and 2002 and for the three years in the period ended June 30, 2003,2002 and 2001, included elsewhere in this annual report for details.

Net income (loss) under Argentine GAAP for the years ended June 30, 2003, 2002 and 2001 was approximately Ps. 286.4 million, Ps. (543.7) million, and Ps. (41.8) million, respectively, as compared to approximately Ps. 191.2 million, Ps. (731.4) million and Ps. 22.5 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2003 and 2002, was Ps. 809.2 million and Ps.522.7 million, respectively, as compared to Ps. 630.7 million and Ps. 370.2 million, respectively, under U.S. GAAP.

APSA’S U.S. GAAP Reconciliation

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are the following:

(i)	the recognition of revenue for sales of development properties under fixed-priced construction contracts following the percentage-of-completion method under Argentine GAAP while revenue is recognized under the installment method under U.S. GAAP;

(ii)	the appraisal revaluation of certain fixed assets under Argentine GAAP while fixed assets are valued at cost under U.S. GAAP;

(iii)	the deferral of certain preoperating and advertising expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

(iv)	the treatment of expenses incurred for the development of web sites under the provisions of EITF 00-02;

(v)	the treatment of expenses incurred for the development and acquisition of software under the provisions of SOP 98-1;

(vi)	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

(vii)	the impact of certain U.S. GAAP adjustments on our equity investees;

(viii)	the accounting for changes in interest in unconsolidated affiliated companies;

(ix)	the accounting for changes in interest in consolidated affiliated companies;

(x)	the accounting for securitized credit card receivables in accordance with SFAS No. 140;

(xi)	the accounting for available-for-sale securities;

(xii)	the deferral of certain costs under Argentine GAAP which are expensed as incurred under U.S. GAAP;

(xiii)	the amortization of fees related to the Senior Notes,

(xiv)	the present-value accounting of asset tax credits;

(xv)	the restoration of previously recognized impairment losses;

(xvi)	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences for deferred income tax calculation purposes while under US GAAP are treated as temporary differences. In addition, the US GAAP adjustment effect on deferred income tax of the foregoing reconciling items, and

(xvii)	the effect on minority interest of the foregoing reconciling items.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 17 to the consolidated financial statements included elsewhere in this annual report for details.

Net income (loss) under Argentine GAAP for the years ended June 30, 2003, 2002 and 2001 was approximately Ps. 77.4 million, Ps. (11.4) million and Ps. (37.1) million, respectively, as compared to approximately Ps. 63.9 million, Ps. (161.8) million and Ps. (14.2) million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2003 and 2002 was Ps. 759.2 million and Ps. 681.4 million, respectively, as compared to Ps. 594.7 million and Ps. 530.3 million, respectively, under U.S. GAAP.

C. Research and Development, Patents and Licenses, etc.

This item is not applicable.

D. Trend Information

After the recession that hit the Argentine economy for the last few years, some signs of recovery begun to arise at the end of 2002. The appreciation of the exchange rate, the price stability and the increase of industrial production were some of the signs that depicted a promising economic outlook for 2003. Furthermore, the presidential elections in the second quarter of 2003 brought some political stability to the country. During 2003, the exchange rate and inflation followed a steady path, whilst the economic recovery showed acceleration, indicating a projected growth of 7.1% for the year.

We are positioned within our business segments to spearhead the process of growth of the Argentine economy. We believe that our portfolio of assets, made up of our majority interest in the leading shopping mall operator in Argentina, APSA, our reserves of land available for future development, our portfolio of office buildings, which are beginning to gradually recover historical occupancy levels after remaining at a floor of 60% during the crisis, and our portfolio of hotels, together with our long-term financial structure, current liquidity, and the strong confidence demonstrated by shareholders, may allow us to take advantage of future business opportunities.

Even though we expect the positive economic trends to continue, we cannot assure this to happen. Our business is largely affected by economic downturns. Any decrease in investment and consumption decisions could cause a reduction in retail sales, sales of real state and demand for office and commercial space.

Development and sale of properties

The lack of financial asset investment alternatives because of their low yields and the uncertainty regarding the future evolution of the exchange rate has encouraged the public to invest in safe assets such as real estate. These factors have favored our sales in this sector, enabling us to complete the sale of practically all of our developed projects. Furthermore, our current financial structure together with a positive outlook of the evolution of the Argentine economy and the significant portion of undeveloped land ready to use, allow us to continue to plan the launching of new developments.

We consider that now is the time to take advantage of the gap that has arisen from the drop in construction prices that was not reflected in the price of apartments for sale intended for the ABC1 socio-economic sector. Given the current unavailability of credit for the purchase of housing, our next projects are likely to be directed at the high-income segment.

We are expecting the launching of Cruceros Dique 2 in the first months of 2004. Furthermore, we begun the construction on San Martín the Tours in December 2003 and we plan to start selling the units in late 2004. We also began the construction of the first stage of Project Rosario, which will include the construction of the first shopping centers in that city.

Offices and other non-shopping center rental properties

The economic and legal measures implemented by the governments as from December 2001, have forced rental contracts, formerly denominated in U.S. dollars, to be restated in Pesos.

Following the recovery of the economy, we have applied the CER Index to our outstanding contracts, a coefficient which is being negotiated between owners and tenants, upon the nominal values in Pesos agreed upon. Additionally, we have begun to implement U.S. dollar-denominated lease agreements with a floating band so that in the case of a downturn in the exchange rate, the parties may renegotiate such leases by mutual agreement.

The occupancy rate for our property is above average for the market. Following the severe economic crisis, several companies were obliged to reduce their costs and transfer their offices to surrounding areas where costs were lower, with a damaging impact on this segment. Nevertheless, in the last months we have begun to detect a recovery, and it is likely that those companies with export-oriented businesses that have benefited from the high rate of exchange move back to occupy class A office space in the search for increased security, taking advantage of the drop in prices.

Shopping centers

According to the new economic and political scenario, we adapted our proposals to new customers and generated new offers in our shopping centers. We were successful in attracting to our shopping centers the growing flow of tourists visiting Argentina through actions in hotels, ports and airports. In addition, we carried out advertising campaigns both locally and internationally.

This transformation generated demand from potential tenants and enabled us to select an improved standard of client and a tenant mix in line with the nature of each shopping center. Tenants also invested large sums in the development of new commercial proposals, improving the offer at each shopping center.

As a result, as of June 30, 2003 we were able to achieve an average occupancy rate of 95.8% of the gross area of our shopping centers, an improvement on the occupancy rates prior to the crisis. Likewise, sales by our tenants in nominal terms grew during the period by 41.9%, equivalent to an increase of 8.2% in values adjusted per inflation. This performance allowed us to further widen the efficiency gap with our market competitors.

Following this recovery in occupancy and sales, we adjusted our rental charges, widening the application of the CER reference stabilization index, increasing key-money for new tenants and raising charges in terms of percentages of tenant sales. In a similar manner, we continued with the process of reducing bad debts.

In December 2003, we launched project Rosario, which will include the construction of the first shopping center in that city.

Even though we cannot assure the positive economic conditions to be maintained, we expect them to continue, allowing us to keep benefiting from them.

Hotels

The hotel segment has been benefiting from the devaluation of the peso, as Argentina has been receiving a growing influx of tourists. Given the favorable conditions, the Government is actively promoting tourism, generating a significant inflow of hard currency from this activity. The cumulative average occupancy rate for our hotels has recorded an increase and the average rates have risen. The Llao Llao Hotel, which has one of the highest room rates in Argentina, has become renowned as a high-category resort unique in Argentina because of both its services and its location.

E. Off-Balance Sheet Arrangement

There is no transactions, agreements or other contractual agreements to which an entity unconsolidated with us is a party that is not currently reflected on our balance sheet.

F. Tabular Disclosure of Contractual Obligations

This section is not applicable.

G. Safe Harbor

This section is not applicable.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Composition of the Board of Directors

We are managed by a board of directors which is composed of seven directors and four alternate directors. Our directors and alternate directors are elected for three-year terms by our shareholders by a majority vote at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

Our current board of directors was elected at a shareholders’ meeting held on October 31, 2003. Our director and vice-chairman M. Marcelo Mindlin has resigned as from December 1, 2003. As of the date of this annual report the board of directors has not yet elected a new member to replace Mr. Mindlin. Our current directors are as follows:

Name	Date of birth (m/d/y)	Occupation in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	chairman, member of the executive committee and chief executive officer.	2003	2006	1991
Saúl Zang	12/30/1945	vice-chairman and member of the executive committee.	2003	2006	1994
Oscar P. Bergotto	06/19/1943	director, chief treasury officer and alternate member of the excutive committee.	2003	2006	1994
Fernando A. Elsztain	01/04/1961	director and chief commercial officer.	2002	2005	1999
Alejandro G. Elsztain	31/03/1966	director.	2001	2004	2001
Cedric D. Bridger	11/09/1935	director.	2003	2006	2003
Marcos Fischman	04/09/1960	director.	2003	2006	2003
Salvador D. Bergel	04/17/1932	alternate director.	2002	2005	1996
Juan C. Quintana Terán	06/11/1937	alternate director.	2002	2005	1996
Gabriel A.G. Reznik	11/18/1958	alternate director and chief technical officer.	2002	2005	1999
Emilio Cárdenas	08/13/1942	alternate director.	2003	2006	2003

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied accounting at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the board of directors of APSA, SAPSA, Hoteles Argentinos and Cresud among others; he is also Vice-Chairman of Banco Hipotecario and E-Commerce Latina S.A. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a degree in law from the Universidad de Buenos Aires. He is founding partner of the law firm Zang, Bergel & Viñes. He is also the Vice-Chairman of Cresud and Vice-Chairman of Puerto Retiro and Fibesa; director of APSA, Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.; and alternate director of SAPSA.

Oscar P. Bergotto. Mr. Bergotto is the Chief Treasury Officer of our company since 1991. He has also worked in various other real estate companies. He is an alternate director of APSA.

Fernando A. Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been our Chief Commercial Officer since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is Chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of APSA, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro among others. He is the cousin of Alejandro Elsztain and Eduardo S. Elsztain.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Chairman of Inversiones Ganaderas and director of APSA and Cresud. He is the brother of our Chairman Eduardo S. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

Cedric D. Bridger. Mr. Bridger is qualified as a certified public accountant in the United Kingdom. From 1992 through 1998, he served as Chief Financial Officer of YPF S.A. Mr. Bridger was also Financial Director of Hughes Tool Argentina, Chief Executive Officer of Hughes Tool in Brazil and Hughes’ Corporate Vice President for South American Operations. He is Director of Banco Hipotecario.

Marcos Fischman. Marcos Fischman is pioneer in individual and corporate coaching in Argentina. He studied at the Hebrew University of Jerusalem. He provides consulting services to businessmen, scholars and artists. Since 1993, he is with our company providing consulting services in organizational communication and development.

Salvador D. Bergel. Mr. Bergel obtained a degree in law and a Ph.D. in law from the Universidad del Litoral. He is a founding partner of the law firm Zang, Bergel & Viñes and a consultant to Repsol YPF S.A. He is also an alternate director of Cresud.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a degree in law from the Universidad de Buenos Aires. He is a consultant of the law firm Zang, Bergel & Viñes. He has been Chairman and Judge of the National Court of Appeals of the city of Buenos Aires dealing in commercial matters. He is an alternate director of Cresud; Banco Hipotecario and Nuevas Fronteras S.A.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He has been working for our company since 1992. He formerly worked for an independent construction company in Argentina. He is director of APSA; Emprendimientos Recoleta, Inversora Bolívar, Puerto Retiro and Nuevas Fronteras S.A. and alternate director of Banco Hipotecario among others.

Emilio J. Cárdenas. Mr. Cárdenas obtained a degree in law from the Universidad de Buenos Aires and a master’s degree in law from the University of Michigan. He has been a member of our board of directors of our company since 1996. He was the President of ABRA, a founding partner at the law firm of Cárdenas, Cassagne & Asociados, Argentina’s Permanent Representative to the United Nations, a member of United Nations Security Council and is currently a member of the board of directors of HSBC Banco Roberts.

Employment Contracts with our Directors

We do not have any employment contracts with our directors, except for Messrs Elsztain, Zang and Bergotto, as disclosed further under the “Compensation” caption.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five directors among which, there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, and Mr. Oscar Bergotto. As a consequence of the resignation of M. Marcelo Mindlin our Board of directors is currently in process of designating new members of the executive committee. The executive committee is responsible for the management of the day-to-day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bbylaws authorize the executive committee .

•	designate the managers and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of us;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

Supervisory Committee

Composition of the Supervisory Committee

The supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the resolutions adopted at shareholders’ meetings. The members of the supervisory committee, the syndics, are appointed at the annual general ordinary shareholders’ meeting for a one-year term. The supervisory committee is composed of 3 members and 3 alternate members.

Information about Members of the Supervisory Committee

The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting held on October 31, 2003:

Name and position	Date of birth (m/d/y)	Position in IRSA	Current position held since
Martín Barbafina	09/03/1965	member	1997
José D. Abelovich	07/20/1956	member	1992
Marcelo H. Fuxman	11/30/1955	member	1992
Diego Niebuhr	02/10/1953	alternate member.	2002
Roberto Murmis	04/07/1959	alternatemember	2003
Silvia De Feo	10/07/1958	alternate member	2003

Set forth below is a brief biographical description of each member of our supervisory committee.

Martín Barbafina. Mr. Barbafina obtained a degree in accounting from the Universidad Católica Argentina. He is a partner of Price Waterhouse & Co. a member firm of PricewaterhouseCoopers. He is also a member of the supervisory committee of APSA, Cresud, Metrovías S.A. and Grupo Concesionario del Oeste.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of APSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the supervisory committee of APSA, SAPSA and Inversora Bolívar.

Diego Niebuhr. Mr Niebuhr obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Price Waterhouse & Co. a member firm of PricewaterhouseCoopers. He is also a member of the supervisory committee of Cresud, Commercial Union S.A., Ford Credit Cía Financiera S.A., Nutricia Bagó S.A., Ace Seguros and Epson Argentina S.A.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados / SC International. He worked for Harteneck, López y Cia./Coopers & Lybrand in the tax department. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados/ SC International, an accounting firm in Argentina and former senior at Harteneck, Lopez & Cia./Coopers & Lybrand. She is also a member of the Supervisory Committees of Inversora Bolivar S.A. and Baldovinos S.A.

Senior Management

Appointment of the Senior Management

The board of directors appoints and removes the senior management. The senior management performs its duties in accordance with the instructions of the board of directors.

Information about Senior Management

The following table shows information about our current Senior Management:

Name	Date of birth (m/d/y)	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
David A. Perednik	11/15/1957	Interim Chief Financial Officer	1993
Gabriel A. G. Reznik	11/18/1958	Chief Technical Officer	1992
Fernando A. Elsztain	01/04/1961	Chief Commercial Officer	1994
Oscar P. Bergotto	06/19/1943	Chief Treasury Officer	1991

Mr. Perednik was appointed by the board of directors as interim chief financial officer at a meeting held on November 26, 2003.

The following is a description of each of our senior managers who are not directors:

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He serves as Administrative Officer at Cresud since 1997.

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

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine corporations law, taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results, their responsibilities, the amount of time devoted to their functions, their capability, their professional reputation and the market value of the services they perform. Once the amounts are determined, they are considered by the shareholders meeting.

Provisions have been made for compensations of the members of our board of directors for the fiscal year ended 2003, for an amount of Ps.6.0 million as approved by our shareholders meeting held on October 31, 2003. The members of the supervisory committee renounced to collect their fees for the fiscal year ended 2003.

Compensation to Senior Management.

We pay our senior management pursuant to a fixed amount established taking into consideration their background, capacity and experience as well as an annual bonus which varies according to their individual performance and our overall results.

The aggregate cash compensation of our senior management for the fiscal year ended 2003, was Ps. 631,714.

Executive Employment Agreements

On October 30, 1997, our shareholders authorized us to enter into Master Executive Employment Agreements with Eduardo S. Elsztain, M. Marcelo Mindlin, Saúl Zang and Oscar P. Bergotto. The Employment Agreements were executed on December 27, 1997 and our shareholders approved their subscription at an extraordinary shareholders meeting held on April 7, 1998.

Pursuant to the Employment Agreements, Messrs. Elsztain, Mindlin, Zang and Bergotto served in their current capacity as director or senior manager; and were restricted from participating in real estate activities in Argentina that are in the same line of our business.

Under this employment agreements, Messrs. Elsztain, Mindlin, Zang and Bergotto were entitled to receive from us annual compensation in the aggregate of approximately Ps. 750,000, subject to an annual 4% increase.

The initial term of this employment agreements is seven years; however, the agreements may be terminated prior to their expiration by us or the relevant executive. If we terminate the employment agreements without cause, we will be liable to the relevant executive for two years of compensation. The Executive Employment Agreement with Mr. M. Marcelo Mindlin was terminated as a consequence of its resignation as director of our company.

Management Ownership Plan

On October 30, 1997 our shareholders authorized us to enter into a management ownership plan with eight executive officers (the “Beneficiaries”), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine Law, we established a special purpose trust in this connection (the “Trust”).

The Beneficiaries were required to purchase the Participation Shares available, if any, within 24 months of any capital increase. The Trust has an original term of six years. According to the terms of the management ownership plan and the Trust, Beneficiaries are not entitled to receive any distributions (either in the form of shares, cash or other) from the Trust during its term, although, Beneficiaries are allowed to cause the Trust to sell their designated shares of common stock held by the Trust in certain cases. In addition, we were not allowed to grant any loans or otherwise assist the Beneficiaries in financing the purchase of the Participation Shares. On April 7, 1998, our shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. As of June 30, 1998, the EPA had not yet been implemented. On October 1, 1998, we issued 21,090,024 shares to be subscribed by the Beneficiaries and, on August 31, 1999, we and the Beneficiaries entered into a Subscription Agreement pursuant to which the Beneficiaries purchased the abovementioned amount of shares at Ps. 1 per share, in the following proportions: Eduardo S. Elsztain, 56.66%; M. Marcelo Mindlin, 10.00%; Saúl Zang, 5.00%; Ricardo Torres, 6.67%; A. Gabriel Juejati, 6.67%; Gabriel A. G. Reznik, 5.00%; Fernando A. Elsztain, 6.67%; and Oscar P. Bergotto, 3.33%.

On May 31, 2001, we entered into a Confidential Separation Agreement and General Release (the “Agreement”) with Ricardo Torres, our former Chief Financial Officer, pursuant to which we and Ricardo Torres set forth our mutual agreement with respect to all matters relating to the Ricardo Torres’s resignation and cessation of employment and the Ricardo Torres’s release of claims upon the terms set forth therein. In consideration of the mutual promises and agreements, we and Mr. Torres agreed that Mr Torres would resign as chief financial officer, we would pay Mr. Torres a lump sum cash amount equal to Ps. 125,447 and would also be entitled to continued coverage for him and his dependants under our medical and dental plans for a period of up to six months following his termination.

As the result of the sale and reallocation of Mr. Torres’ shares in the trust, the interests of Mr. Eduardo S. Elsztain and Mr. Saúl Zang in the shares in the trust increased to 61.66% and 6.67%, respectively.

According to the terms of the Trust, on October, 2002 7,718,701 shares of the Beneficiaries were sold. As a result, there were only 111,575 shares remaining in hands of the Beneficiaries. On February 2003 the Trust was liquidated according to its terms. Consequently, the remaining shares were distributed, on a pro rata basis, among the Beneficiaries.

Benefit Plans

Currently there are no variable compensations; no plans providing for pension, retirement; nor any other kind of compensation or remuneration that the ones described for the members of the board of directors, supervisory committee and senior management.

C. Board Practices

Benefits upon Termination of Employment

Under the Executive Employment Agreements entered into with Messrs. Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto, if we terminate the Executive Employment Agreements without cause, we will be liable to the relevant executive for two years of compensation.

Audit Committee

Section 15 of Decree No. 677/01 provides that companies that make public offering of their shares must have audit committees. This new obligation starts on January 1, 2004 and the committees shall be constituted before May 28, 2004.

The audit committee shall be made up of three or more directors, most of whom shall be independent directors. The number of members and their appointment shall be decided at the first board of directors meeting held immediately after the annual ordinary shareholders’ meeting and the members so appointed shall remain in their position until the following annual ordinary shareholders’ meeting. Only directors that are proficient in business, financial or accounting matters may be appointed to the audit committee.

The audit committee will issue its own rules of procedure that should be informed to the board of directors.

The audit committee will assist the board of directors especially in the following matters:

•	the enforcement of our accounting policy;

•	all matters relating to the preparation and publication of our accounting and financial information;

•	the management of our business risks;

•	the preparation and implementation of our internal control systems;

•	the preparation and implementation of a code of ethics or conduct of the principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions;

•	the supervision of the accuracy of our financial statements;

•	the compliance with all applicable laws and contractual obligations;

•	the convenience and legality of any transaction where members of company bodies or controlling shareholders are parties or any other related party transaction;

•	our directors’ compensation and share option plans;

•	the issue of new shares of the company;

•	the independence and capability of our independent auditors; and

•	the performance of our internal audit functions and our independent auditors.

The audit committee shall issue an opinion regarding the proposal by the board of directors to appoint and remove the external auditors to be retained by our company and shall ensure their independence; it will review the plans of the external auditors and assess their performance, issuing its opinion on this matter addressed to the board of directors and included in the annual management report.

It shall be responsible for supervising internal systems, the operation of the internal control systems and the system for maintaining accounting records; it will check the reliability of the system for maintaining accounting records and any financial information; it will review the plans of the internal auditors and assess their performance, approving and supervising the progress of the annual audit plan.

It will supervise the enforcement of policies governing risk management information related to us; it will provide complete information regarding transactions involving a conflict of interest with members of company bodies or controlling shareholders; it will issue an opinion regarding Directors’ and Administrators’ emoluments and share option plans, the issue of shares, and transactions with related parties; and it will issue a report prior to any decision by the board of directors to purchase shares in our company.

The audit committee will prepare each year an action plan for the year and submit it to the board of directors and to the supervisory committee within sixty (60) consecutive days after the beginning of the fiscal year. Upon the presentation and publication of the annual financial statements, the audit committee will submit a management report addressed to the board of directors explaining how it dealt with the matters coming under its competence as envisaged in the Comisión Nacional de Valores regulations (section 15 of Chapter III) during fiscal year 2003.

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee plan was unanimously approved. Pursuant to this plan, the board of directors by a simple majority of votes shall appoint the members of the audit committee who shall have expertise in corporate administration, finance and accounting. Our company will organize training courses for each new member of the audit committee.

Remuneration Committee

There is no Remuneration Committee.

D. Employees

As of October 31, 2003, we had 1,696 employees. Our employees are not represented by any union or other collective bargaining organization except for our Hotel’s workers, whom are members of a union. We have never experienced a work stoppage. We believe that our relations with our employees are good.

The following table sets forth the number of employees in our various businesses at the dates shown:

	Argentine Real Estate	Venezuelan Real Estate	Brazilian Real Estate	Shopping Centers	Hotels	Telecommu- nication	Credit Card	Total Staff
As of June 30, 2000	186	118	34	750	714	43	210	2,055
As of June 30, 2001	169	0	33	663	660	36	312	1,873
As of June 30, 2002	150	0	0	600	618	45	226	1,639
As of June 30, 2003	140	0	0	605	628	51	222	1,646
As of October 31, 2003	133	0	0	612	638	46	267	1,696

•	Real Estate Argentina includes IRSA, Inversora Bolívar, Baldovinos, Madero, Libertador 498

•	Shopping Centres includes since June 2000 Altocity (e-commerce)

•	Hotels includes Iintercontinental, Sheraton Libertador, Llao Llao

•	Telecommunications Companies includes Red Alternativa, Alternativa Gratis

•	Credit Card includes Tarshop.

The decrease in the number of our employees from June 30, 2000, to June 30, 2001, was due to outsourcing programs. The decrease from June 30, 2001, to June 30, 2002, was due to reorganization programs. As of October 31, 2003 we also had 38 temporary employees working in the hotels.

As of June 30, 2001 we also had 26 temporary employees working in the Shopping center, not included in the total expressed above.

E. Share Ownership

Share Ownership of Directors, Members of the Executive Committee, Members of the Supervisory Committee and Senior Management.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, senior management and members of the supervisory committee as of November 30, 2003.

Share Ownership
Name	Position	Number of Shares		Percentage(*)
Boards of Directors
Eduardo S. Elsztain	chairman, member of the executive committee and chief executive officer.	53,443,889	(1)	25.06%
Saúl Zang	vice-chairman and member of the executive committee.	703		0.00%
Oscar P. Bergotto	director, chief treasury officer and alternate member of the excutive committee.	83		0.00%
Fernando A. Elsztain	director and chief commercial officer.	—		—
Alejandro G. Elsztain	director.	—		—
Cedric D. Bridger	director.	—		—
Marcos Fischman	director.	—		—
Salvador D. Bergel	alternate director.	—		—
Juan C. Quintana Terán	alternate director.	—		—
Gabriel A.G. Reznik	alternate director and chief technical officer.	124		0.00%
Emilio Cárdenas	alternate director.	—		—

Supervisory Committee

Martín Barbafina	member	—		—
José D. Abelovich	member	—		—
Marcelo H. Fuxman	member	—		—
Diego Niebuhr	alternate member	—		—
Roberto Murmis	Alternate member	—		—
Silvia De Feo	alternate member	—		—

(1)	Includes (i) 3,531,539 shares of our common stock owned by Dolphin Fund, plc, an investment fund in which the principal investment manager is Consultores Asset Management S.A. (formerly Dolphin Fund Management S.A.). As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Asset Management S.A. and the other remains as of Dolphin Fund Management S.A. In respect of Consultores Asset Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock; (ii) 49,912,350 shares of common stock owned by Cresud by reason of his position with Cresud, may be deemed to own all of our common stock shares held for the account of Cresud. The number of shares beneficially owned will be 245,989,625 in case of full conversion of the notes and warrants issued pursuant to 52,468,713 units.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table shows, as of November 30, 2003, the information known by us, regarding the beneficial ownership of our outstanding common stock by:

•	each person known to us to be beneficial owner of more than 5% of our outstanding common shares.

•	each of our named executive officers;

•	each director; and

•	all current directors and executive officers as a group.

Shareholder(s)	Number Of Shares Beneficially Owned		%(1)
Eduardo S. Elsztain	53,443,889	(1)	25.06
Saúl Zang	703		0.00
Oscar P. Bergotto	83		0.00
Fernando A. Elsztain	—		—
Gabriel A.G. Reznik	124		0.00
Alejandro G. Elsztain	—		—
Directors and executive officers in the aggregate	53,444,799		25.06

Pension Funds in the aggregate(2)	21,345,381		10.01
Templeton Investment Counsel	32,715,880		15.34
Emerging Markets Investors Corp	13,796,310		6.47

(1)	Includes (i) 3,531,539 shares of our common stock owned by Dolphin Fund, plc, an investment fund in which the principal investment manager is Consultores Asset Management S.A. (formerly Dolphin Fund Management S.A.). As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Asset Management S.A. and the other remains as of Dolphin Fund Management S.A. In respect of Consultores Asset Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock; (ii) 49,912,350 shares of common stock owned by Cresud and Mr. Eduardo S. Elsztain by reason of his position with Cresud, may be deemed to own all of our common stock shares held for the account of Cresud. The number of shares beneficially owned will be 264,732,553 in case of full conversion of the notes and warrants issued pursuant to 57,576,161 units.
(2)	Based on estimations from the Superintencia de AFJP. None of the pension funds own more than 5.0% of our common stock. The highest percentage owners of the shares are Consolidar with 3.09%, Siembra with 2.07%, and Máxima with 2.11%.

Changes in Share Ownership

	Share Ownership as of
Shareholder	Nov. 30, 2003	June 30, 2003	June 30, 2002	June 30, 2001	June 30, 2000
Eduardo S. Elsztain	25.06%	26.52%	31.93%	28.76%	15.55%
Cresud	23.41%	22.86%	19.85%	14.91%	0.00%
Templeton Investment Counsel	15.34%	16.73%	16.76%	11.03%	9.07%
The Peabody Group	4.92%	4.95%	9.54%	6.69%	4.99%
Energing Mkts. Investors Corp	6.50%	2.92%	5.06%	5.09%	0.00%

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

Securities held in the host country

As of November 30, 2003, there were approximately 13,668,508 Global Depositary Shares (representing 136,685,080 of our common shares, or 64.1% of all of our outstanding shares) held in United States. Additionally, as of such date, there were approximately 95 registered holders represented by American Depositary Shares in the United States.

On October 15, 2002, we initiated a preemptive rights offering of rights to subscribe for 100,000,000 units consisting of US$100.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase shares of our common stock. The Convertible Notes may be converted into shares of our common stock at an exercised price of US$ 0.5445. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 66.7 million and they have exercised their accretion rights for US$ 10.7 million, amounting to a total of US$ 77.4 million. During the allocation of the remainder new investors have subscribed the remaining 22.6 million units completing the US$ 100 million offering.

As of December 16, 2003, holders of our Convertible Notes exercised their conversion rights for the total 4,712,709 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 8,647,168 with a face value of Ps.1.0 each.

The number of Convertible Notes currently outstanding amounts to US$ 95,287,291 the number of warrants currently outstanding amounts to 100,000,000, while the number of our outstanding shares are 220,646,441.

At November 30, 2003 our directors and senior officers controlled, directly or indirectly, approximately 25.1% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval. Moreover, certain of our directors and senior managers hold 52,468,713 units of Convertible Notes issued by the Company. If our directors and senior managers convert all Convertible Notes and exercise all warrants so acquired and none of our other bondholders as of that date convert their notes, they will control, directly or indirectly, 60.62% of our common stock.

B. Related Party Transactions

IRSA Management ownership plan

On October 30, 1997 our shareholders authorized us to enter into a management ownership plan with certain executive officers, the content and details of which have been previously disclosed in this document under the “Compensation” caption.

We have subscribed for Convertible Notes issued by APSA.

In order to finance APSA´s US$ 50 million collateral deposit and the subsequent transactions related to the swap agreement entered into APSA and Morgan Guaranty Trust on March, 30, 2002, we and Parque Arauco S.A. entered into loans agreements with APSA. As of August 20 2002, the outstanding debt with us on these loans was Ps. 43.6 million. In addition, between May and July 2002, we granted APSA a loan for US$ 10.1 million.

The amounts we granted APSA under the above – mentioned loans, were used to subscribe for US$ 27.2 million Convertible Notes issued by APSA, on August 20, 2002. As of November 30, 2003, we owned 30.9 million of the convertibles notes issued by our subsidiary.

As of November 30, 2003, we owned 54.2% of APSA’s common shares. Assuming we exercise our conversion rights of all of our Convertible Notes and no exercise of such rights by any of APSA’s other bondholders, we would own 80.40% of APSA’s common shares. In the case all shareholders exercise their conversion rights and we exercise them as well, we would own 58.86% of APSA’s common stock.

Repurchase Agreement with APSA

On February 17, 2003, we and Parque Arauco Argentina S.A., entered into a repurchase agreement with APSA, in which we and Parque Arauco Argentina S.A. granted to such company loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, APSA made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Senior Notes with us and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. On December 6, 2003, APSA agreed to repurchase the securities at a price of Ps. 4.4 million and Ps. 2.2 million to us and Parque Arauco Argentina S.A., respectively. The agreement is likely to be renewed upon expiration.

Issue of Convertible Notes by Cresud

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

As of June 30, 2003 23.4% of our common shares are property of Cresud and no conversion was executed by this company. Assuming Cresud exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, Cresud would own 46.4% of our common shares. In the case all shareholders exercise their conversion rights and Cresud exercise them as well, Cresud would own 35.7% of our common stock.

Lease of our Headquarters

We sublease a portion of our headquarters from Dolphin Fund Management pursuant to two lease agreements dated June 30, 1997. We pay monthly rents of Ps. 5,500 and Ps. 6,415. Both contracts expire on June 30, 2007. As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Asset Management S.A. and the other remains as Dolphin Fund Management S.A. In respect of Consultores Asset Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock. Consultores Asset Management S.A. (formerly Dolphin Fund Management) leases such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our chief commercial officer, and certain of his relatives. Rental expenses incurred under these leases for of the fiscal years ended June 30, 2003 and 2002 amounted to Ps. 200,203 and Ps. 274,183, respectively, plus CER.

Corporate Services Rendered to APSA and Cresud

In order to reduce administrative expenses, and to achieve a more efficient allocation of corporate resources, as of June 30, 2003 we and APSA provide corporate services in the areas of institutional relations, finance, human resources, technology, systems and insurance to us and our affiliate Cresud.

In the future and in order to continue with our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with APSA and Cresud.

Our chairman is also chairman of Cresud and APSA and our vice-chairman is also vice-chairman of Cresud.

We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

Lease of office property

We have entered into lease agreements for offices located in the Costero, a building located in Puerto Madero with Altocity.Com, Alternativa Gratis S.A. and Consultores Land Interventures S.A. (formely Dolphin Interventures S.A). The first agreement expires in January 2004 and the second in May 2004. Both of them may be extended by the lessees for up to seven additional consecutive twelve-month periods. The leases are for monthly rents of Ps. 9,523 and of Ps. 8,302, respectively. The agreement with Consultores Land Interventures S.A. (formely Dolphin Interventures S.A.) expired in June 2002..

We lease to Tarshop the seventh floor of our property located in Suipacha 664. The total monthly rent is Ps. 3,650 and the lease expires on August 10, 2004.

Legal Services

During the fiscal years ended June 30 2003, 2002 and 2001, we paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 1.4 million, Ps. 1.8 million and Ps. 2.7 million as payment for legal services (for comparison purposes legal services for fiscal years 2002 and 2001 include the amounts corresponding to APSA which are not consolidated in our results). Our director, Saúl Zang and our alternate director Salvador D. Bergel are partners of, and Juan C. Quintana Terán our alternate director is off counsel of the law firm.

Investment fund

Since 1996, we have investments in Dolphin Fund Plc, an open-ended investment fund which is related to our director Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financing results, net, in the consolidated statements of income. The amounts relating to our net gain on holding Dolphin Fund Pls. for the years ended June 30, 2003, 2002 and 2001 are Ps. 13.1, million, Ps.28.2 million and Ps. 3.3 million, respectively.

Donations to Fundación IRSA and Museo de los Niños

During the years ended June 30, 2003, 2002, and 2001, we made donations to two not-for-profit organizations, namely Fundación IRSA and Fundación Museo de los Niños, for a total amount of Ps. 3.3 million (as of June 30, 2003, this amount was included in our results but we began to donate after the end of this fiscal year), Ps. 0.1 million and Ps. 2.1 million, respectively. Eduardo S. Elsztain is the President of these organizations.

Purchase of our shares by Cresud

As of June 30, 2003, Cresud has invested in our shares for a total amount of Ps. 133.6 million, resulting in a 22,65% ownership. Eduardo S. Elsztain and Saúl Zang, are chairman, and vice-chairman,

respectively, of our board of directors as well as our shareholders. They are also chairman and vice-chairman, respectively, of the board of directors of Cresud. Mr. Eduardo S. Elsztain and Saúl Zang are also shareholders of Cresud.

Investment in Banco Hipotecario

As of June 30, 2003, we owned 6.4% of Banco Hipotecario. Additionally, as of the same date we owned 26,975 options to purchase Banco Hipotecario’s ADS. Each option represents the right to purchase 100 ordinary shares at an exercise price of Ps. 7.0 per ADS. These options are exercisable through February 2, 2004. Some of our directors are also directors of Banco Hipotecario.

We have increased our overall investment in Banco Hipotecario S.A.

On December 30, 2003, we acquired 7,468,166 Class D shares of Banco Hipotecario S.A. and 70,996 warrants affording us the right to acquire an additional 7,099,600 Class D shares of Banco Hipotecario. Of the total amount of Class D shares, 4,111,290 were purchased from Quantum Industrial Partners LDC, a corporation organized under the laws of the Cayman Islands, and the remaining 3,356,876 Class D shares were purchased from EMOF LLC, a corporation organized under the laws of the State of Delaware. Of the total amount of warrants, 41,113 were purchased from Quantum Industrial Partners LDC and 29,883 were purchased from EMOF LLC. We paid Ps. 100 per warrant (each warrant represents the right to acquire, prior to February 2, 2004 one hundred of Class D shares for a purchase price per share of Ps. 7) and Ps. 7.05 per share which reflected a premium of approximately 11.90% above the prevailing price for such shares on the Bolsa de Comercio de Buenos Aires on the date of such purchase.

We increased our investment in Banco Hipotecario because we consider it to be an investment that may have attractive long-term prospects, and because we believe its mortgage lending activities complement our diversified real estate activities.

At the same time as we purchased the shares referred to above, we also transferred 5,492,176 Class D shares and 52,976 warrants to Inversiones Financieras del Sur S.A., a company which is 100% beneficially owned by Eduardo Elsztain, our President and the Chairman of our board of directors. The shares we acquired represent approximately 4.98% of Banco Hipotecario’s Class D shares and increased our overall investment in Banco Hipotecario’s Class D shares from 3.66% to 4.98% of such shares.

C. Interests of Experts and Counsel

This section is not applicable

ITEM 8. Financial information

A. Consolidated Statements and Other Financial Information

See Item 19 for our consolidated financial statements.

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

IRSA

Puerto Retiro

On November 18, 1997, through the acquisition of the capital stock of the Old Alto Palermo (currently Inversora Bolívar S.A.), Pérez Companc’s real estate subsidiary, we indirectly acquired 35.2%

capital stock of Puerto Retiro. The Old Alto Palermo had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In addition, pursuant to the execution of several stock purchase agreements in May and June 1999, we -through Inversora Bolívar S.A.- increased our interest in Puerto Retiro up to 50% of its capital stock.

On April 18, 2000 Puerto Retiro received notice of a complaint filed by the Federal Government, through the Ministry of Defense, with the purpose of requiring the extension of the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro to sell or dispose in any manner the real estate property purchased from Tandanor S.A. (“Tandanor”).

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

After the purchase of Tandanor by Indarsa, Tandanor sold to Puerto Retiro, “Planta 1” for a sum of US$ 18 million, pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. The deed was executed in June, 1993.

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

On April 18, 2001, the judicial procedure entered into trial stage. At the present time, a provisional measure prohibiting changes and disposition of this building is still in effect.

We believe, pursuant to the advice of our legal advisors, that the plaintiff’s claim shall be rejected by the courts. However, no assurance can be given that such decision will be obtained. If the plaintiff’s claim is favored by the court or by the court of appeals, such decision may cause a material adverse effect in our financial situation, since all of the assets of Puerto Retiro will be used to pay the debts incurred by Indarsa.

Santa María del Plata

Santa María del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to the city of Buenos Aires nature reserve. Approval has been granted for the construction of 715,952 squared meters. The development will be targeted at the high-income market. The master plan is pending final authorities approval. It is considered to be a project with relevant environmental impact, and consequently, a special approval process is required. At the present time, a public auction has taken place in order to evaluate the project and a certificate of environmental aptitude has been issued under certain requirements which have already been fulfilled. At the present time these unconditioned certificate is being dealt out.

APSA

Neuquén Project

On July 6, 1999, APSA acquired a 94.6% interest in Shopping Neuquén S.A. for US$ 4.2 million. Our subsidiary paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 135 stores, a hypermarket, a multiplex movie theater and a hotel.

Legal issues with former shareholders of Shopping Neuquén S.A

In 2002 the sellers had initiated a mediation process which is a mandatory non-judicial process prior to filing a suit to collect the payment. The result of the mediation was negative, the parties did not reach an agreement.

Furthermore, on August 15, 2003 APSA was informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against the company, claiming collection of a price balance of US$ 3.0 million plus interest and legal costs. On September 2003, the company answered the complaint and filed a counterclaim for the contract readjustment based on the economic and social emergency situation.

In November 2003, the old shareholders of Shopping Neuquén answered the counterclaim alleging that the payment was overdue before the economic and social situation had collapse. For that reason they allege that APSA cannot plead readjustment of the contract.

Although we hope for a favorable resolution to the judicial proceeding, and APSA is still negotiating a new arrangement with the old shareholders, we cannot assure a favorable result to APSA.

Legal issues with Neuquén Municipality

In June, 2001 Shopping Neuquén filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that Shopping Neuquén will develop.

The extension has to be approved by the City Counsel of the City of Neuquén which is the municipal legislative body. On December 20, 2002, the Municipality of Neuquén rejected the company’s request for a readjustment of the terms and the transfer of the plots, and declared the expiration of Municipal ordinance 5178/91, annulling the purchase contracts for the real estate that had been transferred to the company previously.

In view of this situation, Shopping Neuquén S.A. requested the revocation of this administrative act, however, the revocation was rejected by the Municipal Mayor on May 9, 2003 through decree No. 585/03.

Subsequently, in June 2003, Shopping Neuquén S.A. lodged a remedy before the Province of Neuquén Supreme Court, requesting the annulment of the above resolutions issued by the Mayor. At the date, the Neuquén Supreme Court has not yet issued a decision regarding the remedy.

If the extension is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment.

Although we hope for a favorable resolution to the remedy filed, and the company is still negotiating a new arrangement with the Neuquén Municipality, we cannot assure a favorable result to APSA.

In addition, we and APSA are involved in other litigation from time to time in the ordinary course of business, but it believes that the litigation in which it is currently involved is not likely to have a material effect on its financial condition or results of operations.

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

Pursuant to the Law of Corporations and Section 29 of our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

•	5% to the legal reserve fund until reaching 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated for the compensation of our directors and members of the supervisory committee; and

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines are distributed.

In the past, we paid dividends in cash and stock that averaged Ps. 0.11 per share. At our shareholder´s meeting held on October 30, 2000, our shareholders approved the distribution of 20,729.472 treasury shares on a pro rata basis.

With regard to the fiscal year ended June 30, 2001, there was a loss of Ps. 59.9 million. In order to keep adequate liquidity level, to reduce the outstanding debt and the financial burden, we did not pay any cash dividends.

In the shareholders meeting held on November 5, 2002, the shareholders approved the distribution of 4,587,285 treasury shares distributed pro rata among the shareholders. Due to the Ps. 499.6 million loss, no cash dividends were distributed. This year we reported a profit of Ps. 286.4 million, although owing to the restrictions arising from our debt instruments we are prevented from distributing dividends.

In accordance with certain obligations assumed by our company, there are limitations on the dividends that we can distribute. Under the Unsecured Loan Agreement, neither our company nor its subsidiaries (with the exception of APSA) shall be able to pay dividends or make any distribution or repurchase of debt or shares except for restricted payments from our subsidiaries to our company. Restricted payments can be made as long as no event of default shall have occurred and be continuing or would occur as a consequence thereof, and no breach of the financial covenants shall have occurred in the calculation period immediately preceding the proposed date of such restricted payment.

The Fourth Supplemental Indenture that governs the terms of the Class 3 Floating Rate Notes contains the same restrictions on the payment of dividends, although limited to the existence of outstanding Class 3 Floating Rate Notes.

Although we expect to distribute cash dividends in the future, we cannot assure that we will be able to do so.

The table that follows presents the dividend payment ratio and the total amount of dividends paid for each fully paid-in common share during fiscal year 2003. Figures in Pesos are stated in historical Pesos at the corresponding. See “Exchange Rate”.

Payments (1)
Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—

(1)	Corresponds to per share payments. To calculate the dividends paid per GDS, the payment per share should be multiplied by ten.

Under certain of our debt obligations, we have specific limitations regarding the distribution of dividends. In accordance with our Syndicated Loan Agreement for US$ 80 million, neither we nor our subsidiaries are able to pay dividends or make any other distribution or debt or equity repurchase, except for certain restricted subsidiary payments to us. Restricted payments can be made only if no event of default has occurred, or would occur as a result of such payment, and no financial covenants have been violated during the prior calculation period. Moreover, as agreed upon the issuance of the Floating Rate Notes, if we do not fulfill any of our obligations, neither we nor our subsidiaries will be able to pay dividends in cash directly or indirectly through payments of bonds, compensation, loans, forgiveness of debt, or any other distribution, in money or kind, to shareholders, or fees to directors, except that our subsidiaries may distribute dividends to us, to be used to pay off the Floating Rate Notes.

Although our intentions are to distribute cash dividends in the future, there can be no assurance that we will be able to do it.

B. Significant Changes in Interim Period

Conversion of Notes

As of December 16, 2003, the holders of our Convertible Notes exercised their conversion right. The total number of notes converted amounted to 4,712,709 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 8,647,168 with a face value of Ps.1 each.

The number of Convertible Notes currently outstanding amounts to US$ 95,287,291 the number of warrants currently outstanding amount to 100,000,000 , while the number of company shares 220,646,441.

Substitution of Real Estate Guarantee

On August 2003, we have substituted the guarantee over our US$ 37.4 million Class 3 Floating Rate Notes due November 2009. These Notes are guaranteed by a first priority mortgage equivalent to 50% of the debt which was initially constituted over a group of properties and which has substituted on August 2003 over the following properties: Puerto del Centro (Cossentini 340), Prourban (Avda. Del Libertador 450, 18º) and Laminar Plaza.

Prepayment of US$ 16 million on debt held

On July 23, 2003 we redeemed to HSBC Bank Argentina US$ 16 million under the US$ 51 million Unsecured Loan Agreement, maturing in November 2009. The transaction value totaled US$ 10.9 million, representing a 68% of face value of the debt, providing a US$ 5.1 million discount. The redemption was made according to the procedure established in the Unsecured Loan Agreement contract.

We have increased our overall investment in Banco Hipotecario S.A.

On December 30, 2003, we acquired 7,468,166 Class D shares of Banco Hipotecario S.A. and 70,996 warrants affording us the right to acquire an additional 7,099,600 Class D shares of Banco Hipotecario. Of the total amount of Class D shares, 4,111,290 were purchased from Quantum Industrial Partners LDC, a corporation organized under the laws of the Cayman Islands, and the remaining 3,356,876 Class D shares were purchased from EMOF LLC, a corporation organized under the laws of the State of Delaware. Of the total amount of warrants, 41,113 were purchased from Quantum Industrial Partners LDC and 29,883 were purchased from EMOF LLC. We paid Ps. 100 per warrant (each warrant represents the right to acquire, prior to February 2, 2004 one hundred of Class D shares for a purchase price per share of Ps. 7) and Ps. 7.05 per share which reflected a premium of approximately 11.90% above the prevailing price for such shares on the Bolsa de Comercio de Buenos Aires on the date of such purchase.

We increased our investment in Banco Hipotecario because we consider it to be an investment that may have attractive long-term prospects, and because we believe its mortgage lending activities complement our diversified real estate activities.

At the same time as we purchased the shares referred to above, we also transferred 5,492,176 Class D shares and 52,976 warrants to Inversiones Financieras del Sur S.A., a company which is 100% beneficially owned by Eduardo Elsztain, our President and the Chairman of our board of directors. The shares we acquired represent approximately 4.98% of Banco Hipotecario’s Class D shares and increased our overall investment in Banco Hipotecario’s Class D shares from 3.66% to 4.98% of such shares.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Law of Corporations.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Bolsa de Comercio de Buenos Aires and our GDSs on the NYSE.

As of December 16, 2003, holders of our Convertible Notes exercised their conversion rights for the total 4,712,709 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 8,647,168 with a face value of Ps.1.0 each.

The number of Convertible Notes currently outstanding amounts to US$ 95,287,291 the number of warrants currently outstanding amounts to 100,000,000, while the number of our outstanding shares are 220,646,441.

The common stock has one vote per share. All of the common shares of the common stock are validly issued, fully paid and non-assessable.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this Form 20-F is part of, and the provisions of applicable Argentine Law.

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “IRSA”. The shares began trading on the Bolsa de Comercio de Buenos Aires on the year 1948. The following table shows, for the periods indicated, the high and low closing sales price of our common shares on the Bolsa de Comercio de Buenos Aires. On November 28, 2003, the closing price for our common shares on the Bolsa de Comercio de Buenos Aires was, approximately, Ps 3.00 per share.

	Pesos per Share
Fiscal Year	High	Low
2003	1.88	1.44
2002	1.88	0.58
2001	2.23	1.30
2000	3.15	1.99
1999	3.37	1.63
1998	4.08	2.52

	Pesos per Share
Fiscal Quarter	High	Low
2003
4th quarter	2.88	2.32
3rd quarter	2.53	1.82
2nd quarter	2.25	1.75
1st quarter	2.20	1.44

2002
4th quarter	1.88	1.26
3rd quarter	1.45	0.76
2nd quarter	0.97	0.58
1st quarter	1.59	1.00

2001
4th quarter	1.71	1.30
3rd quarter	2.06	1.47
2nd quarter	2.08	1.46
1st quarter	2.23	2.06

	Pesos per Share
Month	High	Low
November (Fiscal Year 2004)	3.03	2.70
October (Fiscal Year 2004)	3.29	2.60
September (Fiscal Year 2004)	2.68	2.50
August (Fiscal Year 2004)	2.61	2.45
July (Fiscal Year 2004)	2.55	2.10
June (Fiscal Year 2003)	2.85	2.50
May (Fiscal Year 2003)	2.78	2.32

Source: Bloomberg.

Price history of our stock on the NYSE

Our Global Depositary Shares, each representing 10 common shares, are listed and traded on the NYSE under the trading symbol “IRS”. The Global Depositary Shares began trading on the NYSE on December 20, 1994 and were issued by the Bank of New York, Inc., acting as Global Depositary Shares Depositary. It should not be assumed, however, that the Global Depositary Shares will actually trade at a multiple of 10 times the price per common share. The following table shows, for the periods indicated, the high and low closing sales price of the Global Depositary Shares on the NYSE. On November 28, 2003, the closing price of our Global Depositary Shares on the NYSE was US$ 10.30.

	U.S. dollar per GDS
Fiscal year	High	Low
2003	10.36	3.86
2002	16.08	3.66
2001	22.22	13.00
2000	31.25	19.86
1999	33.50	16.00
1998	40.33	25.20

	U.S. dollar per GDS
Fiscal year	High	Low
2003
4th quarter	6.11	3.86
3rd quarter	6.02	6.79
2nd quarter	8.00	5.50
1st quarter	10.36	7.96

2002
4th quarter	6.10	3.67
3rd quarter	6.29	4.25
2nd quarter	9.75	4.90
1st quarter	16.00	9.80

2001
4th quarter	17.11	13.00
3rd quarter	20.50	14.50
2nd quarter	20.92	14.50
1st quarter	22.22	20.50

	U.S. dollar per GDS
Month	High	Low
November (FY 2004)	10.30	9.32
October (FY 2004)	11.43	9.18
September (FY 2004)	9.22	8.65
August (FY 2004)	9.02	8.22
July (FY 2004)	8.86	7.25
June (FY 2003)	10.05	8.88
May (FY 2003)	9.94	8.06

Source: Bloomberg.

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of the Argentine Republic. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulate stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have recently issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Bolsa de Comercio de Buenos Aires. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

There are 10 securities exchanges in Argentina, the principal exchange for the Argentine securities market is the Bolsa de Comercio de Buenos Aires, which handles approximately 99% of all equity trading in the country.

The Bolsa de Comercio de Buenos Aires is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Bolsa de Comercio de Buenos Aires, which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores.

The securities that may be listed on the Bolsa de Comercio de Buenos Aires are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Bolsa de Comercio de Buenos Aires is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Bolsa de Comercio de Buenos Aires works very closely with the Comisión Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Bolsa de Comercio de Buenos Aires for simultaneous processing.

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

The Merval counts with a trading mechanism applicable to corporate securities and government bonds called Concurrent Market, where trades are executed screen-based or in the traditional open out-the mode on the floor of the Bolsa de Comercio de Buenos Aires in an automated order-matching system. Merval guarantees the settlement of all trades executed in the Concurrent Market.

Also trades on government and corporate bonds may be executed on the Continuous Trading Session (with or without Merval’s settlement guarantee).

The cash mechanism (standard maturity) in the Concurrent Market admits the following operating forms:

•	Automated trade execution based on orders entered from Sistema Integral de Negociación Asistida por Computadora work-stations or through open out-cry Floor-trade order slips.

•	Open out-cry Floor-trade executions are subsequently inputted through order slips.

Open out-cry trades are executed pursuant to the rules applicable to traditional floor trading. Automated-execution trades based on the offers are carried out according to the rules of the electronic system. Both executions entail the registration of trades in a unique price-volume structure, and both modes of entering the system feed a unique order structure per issue.

Among the main features of the open out-cry mechanism carried out on the Floor, the following are highlighted:

•	trades are executed open out-cry;

•	they are perfected through the preparation of order slips; and

•	the best-offer rule applies and as in the electronic system, it open out-cry the Mercado de Valores settlement guarantee.

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

As to the electronic system, its outstanding characteristics are:

•	trades are executed based on bids and offers entered in work-stations, i.e. computers linked to the Stock Exchange information network,

•	trades are executed automatically,

•	offers are recorded as per price-time priority, privileging the best of them.

These trades have the Mercado de Valores guarantee.

Brokers and brokerage firms may trade in this segment, either by buying or selling government and corporate bonds for their own account, executing trades with another broker or brokerage firm or any other intermediary, by means of direct negotiations. In this system the best-offer rule does not apply and traders´ compensations as well as stock market and stock exchange fees are implicit in the price agreed upon.

Trades must be reported in real-time for their dissemination, registration and publication. Counterparty trades are settled by Mercado de Valores, and may be channeled through the guaranteed or the non-guaranteed segment.

Over the Counter Market, MAE

The Mercado Abierto Electrónico (the “MAE”) is an exchange organized under the laws of the Argentine Republic, which operates as a self-regulatory organization under the supervision of the Comisión Nacional de Valores.

The MAE works as an electronic environment to process Over The Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

MAE has 82 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be MAE’s brokers/dealers.

Securities to be traded must be registered with the pertinent supervising authorities and may be traded in MAE, in other exchanges or in both of them concurrently.

Securities Central Depositary, Caja de Valores

The Caja de Valores is a corporation, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the Comisión Nacional de Valores.

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking and financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores are the Bolsa de Comercio de Buenos Aires and the Mercado de Valores (49. 98% each).

Certain Information Regarding the Bolsa de Comercio de Buenos Aires

	As of June 30,		As of December 31,
	2003	2002	2001(1)	2000
Market capitalization (Ps. Billon)	415.9	348.0	192.5	165.8

Average daily trading volume (Ps. Million)	29.5	17.7	30.9	38.8

Number of listed companies	113	114	119	125

Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires.

As of June 30, 2003, approximately 113 companies had equity securities listed on the Bolsa de Comercio de Buenos Aires. As of June 30, 2003, approximately 25.6% of the total market capitalization of the Bolsa de Comercio de Buenos Aires was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Merval experienced a 13% increase in

1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 78% increase through September 30, 2002, measured in Pesos, and a 77% increase trough October 31, 2003, also measured in Pesos To control volatility, the Bolsa de Comercio de Buenos Aires operates a system in which trades of an issuer’s stock are suspended for one-half hour when such issuer’s share price changes by more than 10% from its opening price.

D. Selling Shareholders

This item is not applicable.

E. Dilution

This item is not applicable.

F. Expenses of the Issue

This item is not applicable.

ITEM 10. Additional Information

A. Share Capital

Our Common Stock

As of December 16, 2003, holders of our Convertible Notes exercised their conversion rights for the total 4,712,709 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 8,647,168 with a face value of Ps.1.0 each.

The number of Convertible Notes currently outstanding amounts to US$ 95,287,291 the number of warrants currently outstanding amounts to 100,000,000, while the number of our outstanding shares are 220,646,441.

B. Memorandum and articles of association

Our corporate purpose

Our legal name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated under the laws of Argentina on April 30, 1943 as a stock corporation (sociedad anónima) and were registered with the Inspección General de Justicia of the city of Buenos Aires on June 23, 1943 under number 284, on page 291, book 46 of volume A.

Article 4 of our bylaws defines our purpose as follows:

•	Invest, develop and operate real estate developments;

•	Invest, develop and operate personal property, including securities;

•	Construct and operate works, services and public property;

•	Manage real or personal property, whether owned by us or by third parties;

•	Build, recycle, or repair real property whether owned by us or by third parties;

•	Advise third parties with respect to the aforementioned activities;

•	Finance projects, undertakings, works and/or real estate transactions of third parties.

Board of Directors

Voting on proposals in which directors have material interest

Decree No. 677/01 establishes in Section 8 that the directors, administrators and members of the supervisory committee of companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense, they have to:

•	place the corporate interests of the company and the common interest of the shareholders above any other interest, including the controlling shareholder’s interests;

•	refrain from obtaining a personal benefit from the issuer other than the compensation paid for their functions;

•	organize and implement preventive systems and mechanisms to protect the corporate interests, reducing the risk of conflicts of interests, either permanent or temporary, in the personal relationship with the company or with persons related to the company. This duty specifically refers to activities in competition with the company, the use or imposition of a lien on corporate assets, the determination of compensations or proposals related thereto, the use of non public information, the use of business opportunities for their own benefit or for the benefit of third parties and, in general, any situation that may generate a conflict of interests affecting the issuer;

•	make the necessary arrangements to perform the company’s activities and implement the necessary internal control to ensure a careful management and avoid breaches of the duties established by the applicable regulations;

•	act with due diligence when preparing and disclosing the information to the market, and maintain the independence of external auditors.

The Argentine Law of Corporations No. 19,550 establishes in Section 271 that directors may contract with the company when the contract is related to the regular activities of the company and its terms and conditions are established on market terms. All other contracts with directors should be approved by the shareholders.

Further, Section 73 of Decree No. 677/01 establishes a specific procedure for transactions of a company whose securities are publicly offered, entered into with its directors, members of the supervisory committee, or senior managers and which involve a relevant amount. The transaction is considered to have a relevant amount when it exceeds: (i) one percent (1%) of the corporate capital, measured pursuant to the last approved financial statements, and (ii) the equivalent of one hundred thousand pesos (Ps. 100,000).

The related person with an interest in the transaction, should submit all the relevant documentation to the approval of the board of directors. The directors must request a report (i) of the audit committee stating if the conditions of the operation may be reasonably considered adequate according to normal market conditions; or (ii) of two independent evaluating firms that shall have informed about the same matter and about the other operation conditions. Immediately after being approved by the board of directors the transaction has to be informed to the Comisión Nacional de Valores.

Notwithstanding that, Section 272 of the Law of Corporations No.19,550 provides that when a director has an opposite interest to the one of the company, he or she should notify that situation to the board of directors and the supervisory committee and abstain to vote in that respect. The violation of this provision results in the director being jointly and severally unlimitedly liable.

In the event that the results of the reports are not favorable to the transaction, its approval should be considered by the shareholders’ meeting.

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

Provisions have been made for compensations of the members of the board of directors for the fiscal year ended 2003, for an amount of Ps. 6.0 million as approved by the shareholders meeting held on October 31, 2003. The members of the supervisory committee renounced to collect their fees for the fiscal year ended 2003.

Borrowing powers of directors

Our bylaws establish, in Section 18, that the board of directors has full and broad powers to organize, manage and direct us in order to fulfilling the corporate purpose.

Retirement of directors

Our bylaws do not establish any requirements or provisions regarding age limits for director’s retirement, nor do they require a number of shares a director must own to qualify for the position.

Rights, preferences and restrictions attaching to the common shares

Dividend rights

The Law of Corporations No.19,550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual balance sheet approved by the shareholders. The board of directors submits our financial statements for the previous fiscal year, together with the reports of the supervisory committee, to the annual ordinary shareholders’ meeting. This meeting must be held by October 31 of each year to approve the financial statements and decide on the allocation of our net income for fiscal year 2003. The distribution, amount and payment of dividends if any, must be approved by the affirmative vote of the majority of the present votes with right to vote at the meeting. Under the applicable regulations of the Comisión Nacional de Valores, cash dividends must be paid to the shareholders pro rata according to the interest held by shareholders within 30 days of the decision approving their distribution. If stock dividends are declared, the corresponding shares must be delivered to the shareholders within three months of the shareholders’ meeting approving them. The right of shareholders to collect the dividends expires upon the end of three-years´ term since they were placed at the disposal of shareholders.

The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In that case, all and each of the members of the board of directors and the supervisory committee will be jointly and severally unlimitedly liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow the payment of dividends.

When we declare and pay dividends on the common shares, the holders of our GDSs, each representing the right to receive ten ordinary shares, outstanding on the corresponding registration date, shall be entitled to receive the dividends due on the common shares underlying the GDSs, subject to the terms of the Modified and Ordered Deposit Contract dated December 12, 1994 executed by and between us, the Bank of New York (the “Depository”) and the eventual holders of GDSs (the “Deposit Contract”). The cash dividends are to be paid in pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the GDSs net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges. From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. dollar translation or the remittance of U.S. dollars abroad. From December 3, 2001 to January 2, 2003, remittances of foreign currency, except for certain transactions, should be authorized by the Argentine Central Bank, including payments made by Argentine debtors in connection with financial debts principal. Nowadays, in general, exchange transactions can be freely performed in Argentina, however, the Argentine Central Bank has imposed recent restrictions on certain exchange transactions. Therefore, we cannot assure you that we can transfer abroad the payment of dividends to the holders of our GDSs. See “Taxation-Argentine Taxes-Taxation of Dividends”.

Voting rights and staggered elections

Our stock capital is composed by book-entry common shares with face value of Ps. 1 per share and entitled to one vote each.

All directors and alternate directors are elected for a three-year term.

Our by laws do not consider staggered elections.

Rights to share in IRSA’s profits

The holders of our common shares have the right to participate in our net and realized profits on a pro rata basis of their respective interests.

Pursuant to the Law of Corporations and Section 29 of our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

•	allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of our capital stock;

•	the sum established by the shareholders’ meeting as remuneration of the board of Directors and the supervisory committee; and

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines.

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

Provisions related to a shareholder’s ownership of certain amount of shares

Section 9 of our bylaws establishes that the acquisition by any person or group, directly or indirectly of our shares, convertible securities, rights to receive any of those securities that may grant that person the control of our company or 35% or more of our capital stock; may only be done by following a tender offer procedure for all of our shares.

There are cases excluded from the tender offer requirements:

•	acquisitions by persons holding or controlling shares or convertibles securities which represent more than 50% of our capital stock, notwithstanding the provisions of the Comisión Nacional de Valores; and

•	holdings of more than 35%, which derive from the distribution of shares or dividends paid in shares approved by the shareholders, or the issuance of shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder’s account, or prior to the holding of our shareholders meeting, whatever occurs first.

The Comisión Nacional de Valores regulations require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comisión Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

On October 31, 2003 in the ordinary and extraordinary annual shareholders meeting, shareholders decided not to adhere to the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Decree No. 677/2001, consequently, shareholders decided to incorporate that provision under Section 1 of the by-laws.

Ordinary and extraordinary shareholders’ meeting

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

In order to attend a shareholders’ meeting, shareholders should deposit with us the share certificate issued by the registrar agent, with at least 3 business days prior to the date of the respective shareholders meeting. We will deliver the respective receipt which will be required for admission to the shareholders meeting. On the day of the meeting, the shareholders or their representatives will have to fill in their addresses, identity document and number of votes and will sign the Shareholders’ Meetings’ Attendance Book.

The meetings shall be presided by the Chairman of the board of directors.

The first call of the ordinary shareholders’ meeting requires the attendance of shareholders representing a majority of the shares with voting rights. The second call, does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

The first call of the extraordinary shareholders’ meeting requires the attendance of shareholders representing 60% of the shares with voting rights. The second call, does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations to own securities or exercise voting rights, by non-resident or foreign shareholders.

Ownership threshold above which ownership should be disclosed

The Comisión Nacional de Valores regulations require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comisión Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, should notify the Comisión Nacional de Valores on a monthly basis, their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Further, the Comisión Nacional de Valores must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to hold 5% or more of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the supervisory committee, must provide the Comisión Nacional de Valores with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the Related Party Transactions and Our Indebtedness sections

D. Exchange Controls

Currency exchange regulation

Pursuant to Decree No. 260/2002 enacted by the Executive Power on February 8th, 2002, the dual exchange rate system in force since January 2002 has been eliminated. This dual system established an “official” exchange rate of Ps.1.40 equal to 1 U.S. dollar and a free exchange rate, and was replaced by a unique and free exchange market. All foreign currency exchange transactions must be carried out in the free exchange market, in which the Argentine Central Bank participates by purchasing and selling foreign currency.

Import and export of capital

Import of capital

At present, there are no laws, executive orders or regulations nor any exchange controls in force in Argentina limiting the import of capital.

Pursuant to the Argentine Foreign Investment Law No. 21.382, and Decree No. 1853, enacted in 1993, the purchase by foreign investors (any natural or legal person domiciled out of Argentina or an Argentine company of “foreign capital”) of capital participation in a company existing in Argentina (according to the Foreign Investment Act) shall constitute a foreign investment.

At present there are no restrictions on foreign investment in industries other than public broadcasting media, and no prior authorization is required to make foreign investments.

Therefore, no prior authorization is required for the purpose of purchasing securities of our company.

See Item 3: “Key Information – B. Exchange Rates”.

Export of capital including the availability of cash or cash equivalents

From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. dollar translation or the remittance of U.S. dollars abroad. In compliance with the economic measures set forth by the Government by means of Decree No. 1570/2001 dated December 1, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money could not be transferred abroad, unless expressly authorized by the Argentine Central Bank.

Effective May 6, 2003, the prior authorization by the Argentine Central Bank to remit funds abroad in order to pay principal and/or interest is no longer required, provided certain conditions are met (such as a certificate evidencing compliance with the Argentine Central Bank regulations in connection with application of funds to repay debts).

The Argentine Central Bank issued Communication “A” 3944 and other similar measures for the purpose of managing the value of the Argentine peso in relation to the U.S. dollar. It cannot be anticipated whether the Argentine Central Bank will be able to achieve the referred purpose in the short term. In addition, it cannot be foreseen whether the Argentine Central Bank will introduce new amendments to exchange control regulations in order to control the quotation of the Argentine peso. Any amendment to the referred Communication restricting payments in foreign currency abroad will prevent us from meeting our liabilities abroad in foreign currency.

Nowadays, exchange transactions can be freely performed in Argentina, however, the Argentine Central Bank has recently imposed particular restrictions on certain exchange transactions.

Remission of Dividends, interests or other payments to holders of securities in our company, to non-residents

In compliance with the economic measures set forth by the Argentine Government by means of Decree No. 1570/2001 dated December 1st, 2001, as amended by Decree No. 1606/2001 and Law No. 25,557, aimed at protecting the integrity of the Argentine financial system, some limitations have been imposed on export of capital. See: “Export of Capital, including the availability of cash or cash equivalents.”

The Argentine exchange market was subject to controls up to December 1989, when a floating exchange rate for all foreign currency transactions was established. From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. dollar translation or the remittance of U.S. dollars abroad. From December 3, 2001 to January 2, 2003, remittances of foreign currency, except for certain transactions, should be authorized by the Argentine Central Bank, including payments made by Argentine debtors in connection with financial debts principal. Although, in general, exchange transactions can be freely performed in Argentina, recently, the Argentine Central Bank imposed restrictions on certain exchange transactions.

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

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding the shares or GDSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns more than 10% of the voting stock of our company;

•	an investor in a pass-through entity; or

•	a United States person whose “functional currency” is not the United States dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the GDSs, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR GDSs YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

“U.S. Holder” means a beneficial owner of a share, or GDS that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

Distributions on Shares or GDSs

Subject to the discussion under “Passive Foreign Investment company Rules” below, distributions on the shares or GDSs, (including net amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the GDS depositary, in the case of GDSs. Such dividends will not be eligible for the dividends-received deduction.

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

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain United States Holders, “financial services income.” The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment company Rules” below, upon the sale, exchange or other disposition of shares or GDSs, you generally will recognize capital gain or loss equal to the difference between the United States dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or GDSs, determined in United States dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or GDSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss.

Passive Foreign Investment company Rules

Although it is an inherently uncertain factual issue, we may be a PFIC for the current or future taxable years.

In general, we will be a PFIC for any taxable year in which, either (i) at least 75% of the gross income of our company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. If we are a PFIC for any taxable year during which you hold shares or GDSs in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our shares or GDSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such shares or GDSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the GDSs because the GDSs will be listed on the Nasdaq, which constitutes a qualified exchange under the regulations, although there can be no assurance that the GDSs will be regularly traded. You should note that only the GDSs and not the shares are listed on the Nasdaq. The shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The GDSs or shares would need to be regularly traded on such exchanges in order for the GDSs or shares to be potentially eligible for the mark-to-market election.

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

Alternatively, a United States Holder of shares or GDSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

A United States Holder who owns shares or GDSs during any year that we are a PFIC must file IRS Form 8621.

You should consult your own tax advisors concerning the United States federal income tax consequences of holding the shares or GDSs if we are considered a PFIC in any taxable year.

Argentine Personal Assets Taxes

Amounts paid on account of the Argentine Personal Assets Taxes, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information-reporting requirements will apply to distributions on shares or GDSs and to the proceeds of sale of a share or GDS paid to United States Holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the IRS.

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the GDSs by an individual holder that is not domiciled or resident in Argentina and a legal entity that is not organized under the laws of Argentina and does not have a permanent establishment in Argentina or is not otherwise doing business in Argentina on a regular basis (a “Foreign Holder”). The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Taxation of Dividends

Dividends, either in cash, shares or kind approved by our shareholders are currently exempt from Argentine withholding or other taxes.

Notwithstanding the foregoing, according to Argentine law, income tax will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends. The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law.

The withholding would not be applied to the payment of future dividends derived out of retained earnings obtained in the fiscal years ended prior to December 30, 1998. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Taxation of Capital Gains

Gains on sales or other dispositions of shares or GDSs by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from taxation. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or GDS’s are not listed, sales or other dispositions of such shares or GDSs are taxable at the rate of 17,5%.

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

Gains on sales or other dispositions of listed shares or GDSs by resident individuals are currently exempt from taxation. In the case of non-listed shares or GDS’s its sale or other dispositions are taxable at the rate of 9% up to 15%, but the losses generated by such transactions may only be offset against income from the same type of transactions.

Gains on the sale or other dispositions of shares or GDSs by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.

Notwithstanding the foregoing, on July 3, 2003, the Attorney of the Argentine Republic Treasure has passed Judgment No. 351/03 in which interprets that, as from the enactment of Law No. 25,556, the above-mentioned regime is no longer in force. No assurance can be given on the applicable regime, as of today, no official interpretation of this judgment has been done.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF THE SHARES OR GDS´s.

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

There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries. Those investors who customarily perform, or who are deemed to perform, transactions in any jurisdiction in which they obtain their income from the sale of shares and/or the collection of dividends are subject to this tax at rate of 3%, unless an exemption is applicable to them.

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

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the shares or GDS´s in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the city of Buenos Aires.

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

F. Dividends and Paying Agents

This section is not applicable.

G. Statement by Experts

This section is not applicable.

H. Documents on display

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.irsa.com. It should be noted that nothing on our website should be considered part of this annual report on Form 20-F. You may request a copy of these filings at no cost, by writing or calling the offices of IRSA, Bolívar 108, (C1066AAB) Buenos Aires, Argentina. Our telephone number is +54-11-4323-7555. Please notice that as from January, 2004, we are moving our headquarters to Moreno 877, (C1091AAQ), Buenos Aires, Argentina, keeping the same telephone number.

I. Subsidiary Information

This section is not applicable.

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

We place our cash and current investments in high quality financial institutions in the United States and Argentina. Our policy is to limit exposure with any individual institution. Our investment portfolio primarily consists of income securities and local market stocks. As of June 30, 2003 we had cash and cash equivalents of Ps. 114.7 million and marketable securities totaling Ps. 111.6 million. In view of the nature of our total portfolio, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of June 30, 2003.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other variable-rate long-term debt used to maintain liquidity and fund our business operations. The instruments’ actual cash flows are denominated in U.S. dollars. Our interest expense is sensitive to changes in the general level of interest rates because most of our long-term debt arrangements bear interest at variable rates. Therefore, our results of operations would be affected by interest rate changes. Based on the nature and current levels of our long-term debt, however, we have concluded that an immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

For debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in U.S. dollars.

The following table sets forth principal cash flows and related weighted average interest rates by expected maturity dates for debt obligations:

	June 30, 2003 Expected Maturity Date (US$ Equivalent in million)
Liabilities	FY2004	FY2005	FY2006	FY2007	FY2008	Total	Fair Value
Fixed Rate (US$) (3)	—	0.8	1.6	122.1	3.2	127.7	127.7
Average interest rate		5.5%	6.0%	7.3%	6.0%	7.3%
Fixed Rate (Pesos) (1)	5.0	23.4	—	—	—	28.4	28.4
Average interest rate (2)	8.4%	13.4%				13%
Variable Rate (US$) (4) (5)	5.15	8.65	14.1	10.9	14.5	53.3	53.3
Average interest rate (1)	6.2%	4.8%	4.7%	3.2%	3.2%	4.1%

(1)	Peso-denominated loans were converted to U.S. dollar at an exchange rate of Ps. 2.80 per U.S. dollar.
(2)	Average interest rate based on the prices settled in the contracts as of June 30, 2003.
(3)	It Includes U.S. 16 million under the Syndicated Loan Agreement that were paid in advance on July 23, 2003, obtaining a 32% discount.
(4)	It Includes US$ 12 million loan of our subsidiary Hoteles Argentinos, wich some of its principal and interest installments are overdue an unpaid and whose terms of payment are being negotiated.
(5)	Includes APSA´s Class B-1 Senior Notes and the obligations regarding the Compensation Agreement.

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

The primarily economic change implemented by the current Argentine government in January 2002 was the announcement of the devaluation of the Peso. Most of our lease contracts and most of our liabilities were denominated in U.S. dollars. Decree No. 214/02 and Decree No. 762/02 mandatorily converted into pesos, all monetary obligations in U.S. dollars entered into between parties under Argentine Law. Consequently, all of our leases were pesified at a one-to-one exchange rate and, additionally, inflation adjusted by the CER index. On the other hand, most of our debt obligations, which are governed by the laws of the State of New York, remained U.S. dollar-denominated.

Due to the end of Convertibility Plan, our foreign exchange exposure has increased considerably. Currently all of our revenues are derived from our operations in Argentina and foreign exchange volatility will probably affect our Peso-denominated revenues, making it more burdensome for us to pay our U.S. dollar-denominated debt.

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

We have entered into foreign currency forward exchange contracts with maturities of one year or less. Consistent with our risk management policy, we have used foreign currency forward exchange contracts as a supplement to reduce our overall borrowing costs. The fair value of the forward foreign exchange contracts is not recognized in our consolidated financial statements. At June 30, 2003, we had no outstanding foreign currency forward contracts. After June 30, 2003, we entered into two foreign currency future contracts for a total amount of US$ 4.55 million. As of the date hereof, all of them have matured, resulting in a gain of US$ 302,066.

Based on our historical foreign currency rate movements, we do not believe that reasonably possible near-term changes in foreign currency will result in a material effect on our future earnings, fair values or cash flows.

Foreign exchange net losses during fiscal years 2003, 2002 were Ps. 188.7 million and Ps. 319.3 million, respectively.

The following table presents principal cash flows by expected maturity dates related to the swap agreement:

	Expected Maturity Date June 30,
Consolidated Debt	Notional principal amount (million)		FY2003	FY2004	FY2005	FY2006	Market Value (1)
Related derivatives

U.S. dollars	US$	(69.13)	—	—	(69.13)	—	(47.1)
Peso	Ps.	69.13	—	—	69.13	—

(1)	Market value of swap agreement, which includes cash flow of principal and interest as of June 30, 2003

ITEM 12. Description of Other than Equity Securities

This item is not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Nowadays, pursuant to a restructuring and reorganization plan we set forth the necessary measures to restore the liquidity position of our company. Consequently, we are currently in payment of our outstanding debts.

However, our subsidiary Hoteles Argentinos, owner of the Hotel Sheraton Libertador, has not paid yet principal installments for a total of US$ 2.4 million, that were due between July 29, 2002 and October 29, 2003 and interest installments for a total amount of US$ 846,000, under the US$ 12.0 million loan. Although Hoteles Argentinos’ Management is renegotiating its debt with its creditors, we cannot assure you that an agreement will be reached.

On July 6, 1999, APSA acquired a 94.6% interest in Shopping Neuquén S.A. for US$ 4.2 million. APSA paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is overdue.

In August 2003, APSA was informed that 85.75% of the old shareholders of Shopping Neuquén had filed a complaint against them. On September 2003, APSA answer the complaint and filed a counterclaim for the contract readjustment based on the economic and social emergency situation. In November 2003, the old shareholders of Shopping Neuquén answered to counterclaim alleging that the payment was overdue before the economic and social emergency situation. For that reason they allege that APSA cannot plead readjustment of the contract.

Although APSA hopes for a favorable resolution to the judicial proceeding, and APSA still is negotiating a new arrangement with the old shareholders, APSA cannot assure a favorable result.

ITEM 14. Material Modifications to the Rights of Security Holders and the use of Proceeds

Fair Price Provision

At our annual meeting held on October 30, 2000, our shareholders approved an amendment to our bylaws which included the adoption of a fair price provision (the “Fair Price Provision”). On March 8, 2002 our shareholders decided to make a new amendment to Article Nine of our by laws including, among others, an increase in the minimum percentage of capital obliged to comply with the Fair Price Provision, from twenty percent (20%) to thirty five percent (35%), according to Decree No. 677/2001. The following description is a summary of the principal provisions of the Fair Price Provision, which constitutes Article Nine of our bylaws and does not contain a description of all of the terms of the Fair Price Provision. The Fair Price Provision prohibits a party seeking to acquire, directly or indirectly, either control or (together with such party’s other holdings) thirty five percent (35%) or more of our capital stock without complying with the procedural and price requirements described below. Acquisitions made in violation of the Fair Price Provision are deemed ineffective against us and will not be registered in our share registry. Shares acquired in violation of the Fair Price Provision shall have no voting or equity rights until the Fair Price Provision has been complied with. The Fair Price Provision applies to transactions involving shares of our common stock and any securities convertible in shares of our common stock, including, without limitation, convertible debentures and bonds and our global depositary receipts (“GDRs”). The Fair Price Provision excludes certain acquisitions of shares in certain limited circumstances.

The Fair Price Provision provides that a party seeking to acquire, directly or indirectly, control of our company or thirty five percent (35%) or more of our capital stock shall be required to make a public tender offer for all of the outstanding common stock of us and any shares of common stock into which outstanding securities of our company are presently convertible or exchangeable in accordance with the procedural and price terms of the Fair Price Provision and in accordance with applicable law. For purposes of the thirty five percent threshold contained in the Fair Price Provision parties acting in concert or which are under common control or administration are deemed a single party.

There are cases excluded from the tender offer requirements:

•	acquisitions by persons holding or controlling shares or convertibles securities which represent more than 50% of our capital stock, notwithstanding the provisions of the Comisión Nacional de Valores; and

•	holdings of more than 35%, which derive from the distribution of shares or dividends paid in shares approved by the shareholders, or the issuance of shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder’s account, or prior to the holding of our shareholders meeting, whatever occurs first.

The Fair Price Provision requires the offering party to notify use of the tender offer simultaneously with its filing of the public tender offer with the Comisión Nacional de Valores, the Argentine National Securities Commission. The notice to us is required to set forth all of the terms and conditions of any agreement that the offering party has made with any other of our shareholders with respect to the proposed transaction and to provide, among other things, the following information:

•	the identity and nationality of the offering party and, in the event the offer is made by a group, the identity of each member of the group;

•	the terms and conditions of the offering, including the price, the tender offer period and the requirements for accepting the tender offer;

•	accounting documentation required by Argentine law relating to the offering party;

•	details of all prior acquisitions by the offering party of shares or securities convertible into shares of our capital stock.

We will distribute the information provided by the offering party to our shareholders.

The Comisión Nacional de Valores regulations require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comisión Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

The Fair Price Provision requires that the consideration paid in the tender offer be paid in cash and that the price paid for each share in the tender offer be the same and not less than the highest price per share derived from the five following alternative valuation methods:

•	the highest price per share of our common stock paid by the offering party, or on behalf of the offering party, for any acquisition of shares or convertible securities within the 2 years prior to the commencement of the tender offer;

•	the highest closing selling price of a share of our common stock on the BCBA during the thirty day period immediately preceding the commencement of the tender offer;

•	the highest price resulting from the calculations made according to the provisions of (i) and (ii) above multiplied by a fraction the numerator of which is such highest price and the denominator of which is the lowest closing price of a share of our common stock on the BCBA during the two-year period prior to the period referred to in sub-sections (i) or (ii), as applicable;

•	our aggregate net earnings per share during our preceding four completed fiscal quarters prior to the commencement of the tender offer, multiplied by our highest price to earnings ratio during the two-year period immediately preceding the commencement of the tender offer. Such multiples shall be determined considering the average closing selling price of our common stock on the BCBA, and our aggregate net income from our preceding four completed fiscal quarters; and,

•	the book value per share of our common stock at the time the tender offer is commenced, multiplied by the highest ratio determined by a fraction the numerator of which is the closing selling price of a share of our common stock on the BCBA on each day during the two year period prior to the commencement of the tender offer and the denominator of which is the latest known book value per share of our common stock on each such date.

ITEM 15. Controls and Procedures

Within the 90 days prior to the date of this report, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls or other factors that could significantly affect these controls, including any corrective actions with regards to significant deficiencies and material weaknesses.

ITEM 16.

ITEM 16.A. Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee plan was unanimously approved. Pursuant to this plan, the board of directors shall appoint the members of the audit committee who shall have expertise in corporate administration, finance and accounting. This committee shall be constituted before May 28, 2004.

Therefore, after appointment of the members of this committee, the board of directors of the company will determine if there is an audit committee financial expert serving on the audit committee according with the rules adopted by the SEC.

ITEM 16.B. Code of Ethics

One of the responsibilities of our audit committee will be to assist the board of directors in the conduct and ethic of our business and the preparation or modification of a code of ethics or Conduct for our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions.

Therefore, we expect that after appointment of the members of the audit committee this entity will start working in the preparation and implementation of the code of ethics.

ITEM 16.C. Principal Accountant Fees and Services

This section is not applicable.

ITEM 16.D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

PART III

ITEM 17. Financial Statements

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-170.

ITEM 19. [Exhibits]

Index to Financial Statements (see page F-1).

[INDEX OF EXHIBITS]

Exhibit No.		Description of Exhibit
3.1	*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

4.1	**	Unit Agreement between the registrant and the Bank of New York.

4.2	**	Indenture between the registrant and the Bank of New York.

4.2	**	Warrant Agreement between the registrant and the Bank of New York, as warrant agent.

21.1	**	Subsidiaries of the registrant

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 33-86792)

**	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form F-1 (File No. 333-89660)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By:
Alejandro G. Elsztain
Position: Director
Date: December 29, 2003

SECTION 302 CERTIFICATION

I, Alejandro G. Elsztain, certify that:

1.	I have reviewed this annual report on Form 20-F of IRSA Inversiones y Representaciones Sociedad Anónima;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ ALEJANDRO G. ELSZTAIN

Alejandro G. Elsztain

Chief Executive Officer

IRSA

Dated: December 29, 2003.

SECTION 302 CERTIFICATION

I, David A. Perednik, certify that:

1.	I have reviewed this annual report on Form 20-F of IRSA Inversiones y Representaciones Sociedad Anónima;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ DAVID A. PEREDNIK

David A. Perednik

Interim Chief Financial Officer

Dated: December 29, 2003.

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS

ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of IRSA Inversiones y Representaciones Sociedad Anónima (the “company”) for the year ended June 30, 2003 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), Eduardo S. Elsztain, as Chief Executive Officer of the company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that;

(1)	The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

By: Eduardo S. Elsztain

Chief Executive Officer

December 29, 2003

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the company for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended.

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS

ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of IRSA Inversiones y Representaciones Sociedad Anónima (the “company”) for the year ended June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), David A. Perednik, as Iterim Chief Financial Officer of the company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that;

(1)	The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

By: David A. Perednik

Interim Chief Financial Officer

December 22, 2003

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the company for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended.

Report of Independent Auditors

To the Board of Directors and the Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3.d to the consolidated financial statements, effective July 1, 2002 the Company adopted new accounting pronouncements related to valuation and disclosure criteria. As required by accounting principles generally accepted in Argentina, the Company has restated its prior period financial statements presented for comparative purposes to reflect the adopted changes in accounting principles, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20- F. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

PRICE WATERHOUSE & Co.

By	(Partner)
Carlos Martín Barbafina

Buenos Aires, Argentina

September 8, 2003

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2003 and 2002

(In thousands of Argentine Pesos, except share data as otherwise indicated)

	2003		2002 (As restated)
ASSETS
Current Assets
Cash and banks (Notes 5.a. and 22.e.)	Ps.	87,182	Ps.	27,903
Investments (Notes 5.b. and 22.e.)		139,105		41,348
Mortgages and leases receivable, net (Notes 5.c. and 22.e.)		35,594		13,489
Other receivables and prepaid expenses (Notes 5.d. and 22.e.)		12,147		43,315
Inventories (Note 5.e.)		14,575		27,115

Total current assets		288,603		153,170

Non-Current Assets
Mortgages and leases receivable, net (Notes 5.c. and 22.e.)		2,777		3,523
Other receivables and prepaid expenses (Notes 5.d. and 22.e.)		123,926		104,792
Inventories (Note 5.e.)		8,767		52,317
Investments (Notes 5.b. and 22.e.)		433,760		593,759
Fixed assets, net (Notes 22.a. y 22.e.)		1,197,521		380,703
Intangible assets, net (Note 22.b.)		3,239		4,440

Subtotal		1,769,990		1,139,534
Goodwill, net		(5,629)		—

Total non-current assets		1,764,361		1,139,534

Total Assets	Ps.	2,052,964	Ps.	1,292,704

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 5.f. and 22.e.)	Ps.	25,805	Ps.	13,736
Mortgages payable (Note 22.e.)		2,100		—
Customer advances (Notes 5.g. and 22.e.)		13,212		2,170
Salaries and social security payables (Note 5.h.)		5,393		1,151
Short-term debt (Notes 5.i. and 22.e.)		87,434		634,597
Taxes payable (Notes 5.j. and 22.e.)		9,778		14,156
Other liabilities (Notes 5.k. and 22.e.)		28,736		15,219

Total current liabilities		172,458		681,029

Non-Current Liabilities
Trade accounts payable (Notes 5.f. and 22.e.)		3,609		—
Customer advances (Note 5.g.)		25,260		—
Long-term debt (Notes 5.i. and 22.e.)		592,104		160
Taxes payable (Note 5.j.)		1,684		664
Other liabilities (Note 5.k.)		7,331		3,237

Total non-current liabilities		629,988		4,061

Total Liabilities		802,446		685,090

Minority interest		441,332		84,894

SHAREHOLDERS’ EQUITY		809,186		522,720

Total Liabilities and Shareholders’ Equity	Ps.	2,052,964	Ps.	1,292,704

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

	2003		2002 (As restated)		2001 (As restated)
Sales	Ps.	212,935	Ps.	137,640	Ps.	224,665
Costs		(142,950)		(84,093)		(125,155)

Gross profit		69,985		53,547		99,510

Selling expenses		(25,583)		(11,281)		(22,279)
Administrative expenses		(41,725)		(32,057)		(39,996)

Subtotal		(67,308)		(43,338)		(62,275)

Gain on purchasers rescissions of sales contracts		9		—		—
Loss in credit card trust		(4,077)		—		—
Gain (loss) from operations and holdings of real estate assets, net (Note 8)		21,507		(46,840)		(7,127)

Operating income (loss)		20,116		(36,631)		30,108

Amortization of goodwill		(6,631)		—		—
Equity (loss) gain from related parties		(12,877)		102		847
Financial results, net (Note 9)		315,445		(505,757)		(99,408)
Other income (expenses), net (Note 10)		2,875		(4,857)		(5,917)

Income (loss) before taxes and minority interest		318,928		(547,143)		(74,370)

Income tax benefit (expense)		1,406		(2,230)		37,783
Minority interest		(33,889)		5,650		(5,243)

Net income (loss)	Ps.	286,445	Ps.	(543,723)	Ps.	(41,830)

Earnings per share (Note 19):

Basic EPS	Ps.	1.37	Ps.	(2.62)	Ps.	(0.20)

Diluted EPS	Ps.	0.57	Ps.	(2.62)	Ps.	(0.20)

For details of income statement line items, see Note 7 to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 6.a.)		Treasury stock		Inflation adjustment of common stock (Note 6.c.)		Inflation adjustment of treasury stock (Note 6.c.)		Additional paid-in-capital (Note 6.a.)		Total		Legal reserve (Note 6.d.)		Retained earnings/ Accumulated deficit		Shareholders’ Equity
Balances as of June 30, 2000 (As restated)	Ps.	205,762	Ps.	6,238	Ps.	266,392	Ps.	7,995	Ps.	569,481	Ps.	1,055,868	Ps.	18,799	Ps.	123,991	Ps.	1,198,658

Approved by shareholders’ meeting held on October 31, 2000:
- Increase in legal reserve		—		—		—		—		—		—		648		(648)		—
- Distribution of treasury stock		20,730		(20,730)		26,829		(26,829)		—		—		—		—		—
Purchase of treasury stock		(19,080)		19,080		(24,697)		24,697		—		—		—		(90,385)		(90,385)
Net loss for the year		—		—		—		—		—		—		—		(41,830)		(41,830)

Balances as of June 30, 2001 (As restated)	Ps.	207,412	Ps.	4,588	Ps.	268,524	Ps.	5,863	Ps.	569,481	Ps.	1,055,868	Ps.	19,447	Ps.	(8,872)	Ps.	1,066,443

Net loss for the year		—		—		—		—		—		—		—		(543,723)		(543,723)

Balances as of June 30, 2002 (As restated)	Ps.	207,412	Ps.	4,588	Ps.	268,524	Ps.	5,863	Ps.	569,481	Ps.	1,055,868	Ps.	19,447	Ps.	(552,595)	Ps.	522,720

Conversion of debt into common shares		13		—		—		—		8		21		—		—		21
Approved by shareholders’ meeting held on November 5, 2002:
- Distribution of treasury stock		4,588		(4,588)		5,863		(5,863)		—		—		—		—		—
Net income for the year		—		—		—		—		—		—		—		286,445		286,445

Balances as of June 30, 2003	Ps.	212,013	Ps.	—	Ps.	274,387	Ps.	—	Ps.	569,489	Ps.	1,055,889	Ps.	19,447	Ps.	(266,150)	Ps.	809,186

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

	2003		2002 (As restated)		2001 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	Ps.	286,445	Ps.	(543,723)	Ps.	(41,830)
(Less) plus income tax accrued for the year		(1,406)		2,230		(37,783)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization		78,784		23,635		25,961
Minority interest		33,889		(5,650)		5,243
Allowances and provisions		13,008		1,477		1,117
Gain from the sale of intangible assets		(2,132)		—		—
Gain from the sale of intangible assets		—		—		(33)
Equity loss (gain) from related parties		12,877		(102)		(847)
Gain (loss) from operations and holdings of real estate assets, net		11,386		46,781		6,414
Gain on early repurchase of debt		(25,192)		—		—
Financial results		(396,015)		338,606		50,594

Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in current investments		(4,604)		(18,095)		(39,037)
(Increase) decrease in non-current investments		(2,362)		1,103		—
(Increase) decrease in mortgages and leases receivables		(8,992)		42,662		17,601
Decrease (increase) in other receivables		13,099		(15,032)		(6,573)
Decrease in inventories		35,448		59,284		58,644
(Increase) decrease in intangible assets		(580)		—		666
(Decrease) increase in trade accounts payable		(2,938)		9,314		2,897
(Decrease) increase in customer advances, salaries and social security payable and taxes payable		(8,707)		1,106		(14,341)
Cash dividends received		608		2,805		21,623
(Decrease) increase in other liabilities		(2,073)		25,620		(4,315)
Increase in accrued interest and exchange (loss) gain		56,515		81,157		61,755

Net cash provided by operating activities		87,058		53,178		107,756

CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from the sale of interests in joint controlled companies		—		134,769		150,659
Payment for acquisition of subsidiary companies and equity investees, net of cash acquired		(31,744)		(21,712)		(58,759)
Loans granted to related parties		—		(105,714)		—
Net proceeds from the sale of fixed assets		—		—		71
Payment for acquisition of undeveloped parcels of land		(208)		(3,317)		(2,488)
Purchase and improvements of fixed assets		(7,659)		(23,663)		(7,727)
Net proceeds from the sale of intangible assets		2,132		—		—

Net cash (used in) provided by investing activities		(37,479)		(19,637)		81,756

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury stock		—		—		(90,380)
Increase in intangible assets		(6,265)		(3,408)		(5,396)
Contributions from minority shareholders		89		3,437		—
Proceeds from short-term and long-term debt		397,310		170,045		364,650
Payment of short-term and long-term debt		(270,962)		(210,641)		(433,287)
Payment of seller financing		(1,182)		(1,984)		(20,600)
Decrease in mortgages payable		(9,604)		—		—

Net cash provided by (used in) financing activities		109,386		(42,551)		(185,013)

Net increase (decrease) in cash and cash equivalents		158,965		(9,010)		4,499
Cash and cash equivalents as of beginning of year		28,377		37,387		32,888

Cash and cash equivalents as of end of year	Ps.	187,342	Ps.	28,377	Ps.	37,387

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2003, 2002 and 2001 (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

	2003		2002 (As restated)		2001 (As restated)
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	31,249	Ps.	29,391	Ps.	62,255
Income tax		1,044		394		—

Non-cash activities:
Increase in inventory through a decrease in fixed assets	Ps.	19,851	Ps.	41,420	Ps.	26,754
Increase in deferred gain through a decrease in current investments		—		—		2,616
Increase in other receivables through a decrease in mortgages receivable		—		2,809		—
Decrease in mortgages receivables through an increase in investments		—		23,368		—
Increase in inventory through a decrease in mortgages receivable		2,757		—		—
Increase in non-current investments through a decrease in other receivables		117		—		—
Increase in fixed assets through a decrease in inventory		1,212		—		2,706
Increase in undeveloped parcels of land through a decrease in inventory		39,529		—		—
Decrease in short and long term-debt through a decrease in investments		—		6,315		—
Decrease in short and long term-debt through a decrease in other liabilities		35,341		—		—
Decrease in short and long term-debt through a decrease in intangible assets		966		—		—
Decrease in non-current investments through a decrease in other liabilities		—		38,115		—
Increase in inventory through an increase in mortgages payable		2,078		—		—
Increase in fixed asset through an increase in mortgages payable		928		—		—
Decrease in investments through an increase in mortgages and leases receivable		1,966		—		—
Increase in non-current investments through a decrease in mortgages and leases receivable		760		22,699		—
Increase in customer advances through a decrease in other liabilities		2,856		—		—
Increase in minority interest through a decrease in long-term debt		—		—		329
Increase in intangible assets through a decrease in inventory		—		—		669

	2003		2002		2001
Acquisition of equity investees:
Investments, net of cash acquired, when applicable	Ps.	31,744	Ps.	21,712	Ps.	58,759

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

1.	Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is an Argentine real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries, joint ventures and international alliances (IRSA and subsidiaries is collectively referred hereinafter as “IRSA” or the “Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale, (ii) the acquisition, development and operation of office and other non-retail buildings primarily for rental purposes, (iii) the development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the acquisition of undeveloped land reserves either for future development or sale, (vi) e-commerce activities and, (vii) other non-core activities. The Company seeks to identify desirable properties for acquisitions which it acquires in the normal course of business, and, regularly reviews its portfolio and from time to time considers and effects the sale of certain properties. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2.	Argentine economic situations and its impact on the Company’s economic and financial position

Economic crisis

The Argentine economy has experienced significant difficulties including, a significant public debt burden, high interest rates, a financial system in crisis and a four-year economic recession. This situation has led to a significant decrease in products and services consumption in the country and an increase in the unemployment level, mainly through the end of 2002.

As from December 2001, the Argentine government issued measures, laws, decrees and regulations that involved significant changes to the prevailing economic model, including (i) the establishment of a floating exchange rate system, that led to a significant devaluation of the Argentine peso during the first months of 2002, and (ii) the mandatory conversion into Argentine pesos of certain foreign currency-denominated assets and liabilities held in Argentina (known as “pesification”). This situation generated a significant and uneven increase in economic indicators during 2002, such as exchange rates, inflation rates and specific indicators for the Company’s goods and services. These circumstances affect comparability of the accompanying financial statements, which must be interpreted in the light of these circumstances.

Impact of current economic conditions on the Company

During fiscal year 2002, the Company was negatively impacted by the continued deterioration of the Argentine economy and the devaluation of the Argentine Peso. As a result, the Company was unable to pay its debt agreements as they became due. At the date of issuance of the 2002 financial statements the Company had initiated negotiations with its lenders to restructure its debts. As mentioned in Note 5.i., in November 2002, the Company successfully completed the restructuring of its financial debt agreements.

3.	Preparation of financial statements

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 21 to these consolidated financial statements.

As discussed in Notes 3.c. and 4.o., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV regulations represent a departure from generally accepted accounting principles in Argentina. However, such departures have not had a material effect on the accompanying consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

a.	Basis of presentation (continued)

Certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

Amounts included in the notes to the consolidated financial statements are expressed in thousands of Argentine Pesos, except as otherwise indicated.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

All significant intercompany balances and transactions have been eliminated in consolidation.

A description of the subsidiaries over which the Company has or had effective control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2003	2002	2001
Controlled companies
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	—
Palermo Invest S.A. (“Palermo Invest”)	66.67%	66.67%	66.67%
Abril S.A. (“Abril”)	83.34%	83.34%	83.34%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”)	83.34%	83.34%	83.34%
Baldovinos S.A. (“Baldovinos”)	83.34%	83.34%	83.34%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”)(ii)	100.00%	—	—
Alto Palermo S.A. (“APSA”) (iii)	54,79%	—	—
IRSA International Limited (“IRSA Int’ l”) (iv)	—	—	100.00%
Home Financing S.A. (“HOFISA”) (v)	—	—	100.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	As a result of a share exchange, the Company’s ownership interest in BAT&FCSA increased from 50% to 100% in August 2002. See footnote (iii) of jointly controlled companies for details.
(iii)	During the year ended June 30, 2003 the Company obtained a controlling interest in APSA, through the acquisition of 5.8 million additional shares and convertible notes issued by APSA. The amount paid by the Company for the acquisition of such additional shares totaled US$ 2.5 million. The consolidated statements of income for the year ended June 30, 2003 includes the results of operations of APSA on a consolidated basis as from July 1, 2002.
(iv)	As of June 30, 2002 the Company decided the liquidation of IRSA International Ltd.
(v)	Effective July 1, 2001, Home Financing S.A. was merged into IRSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

b.	Principles of consolidation (continued)

A description of the jointly-controlled investments accounted for under the equity method is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
Jointly controlled companies	2003	2002	2001
Llao Llao Resort S.A. (“LLR”)	50.00%	50.00%	50.00%
Puerto Retiro S.A. (“Puerto Retiro”)	33.33%	33.33%	33.33%
Alto Palermo S.A. (“APSA”) (ii)	—	49.69%	47.42%
Argentine Realty S.A. (“ARSA”) (iii)	—	50.00%	50.00%
Buenos Aires Realty S.A. (“BARSA”) (iii)	—	50.00%	50.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”) (iii)	—	50.00%	50.00%
Brazil Realty S.A.Empreendimentos e Participaçoes (“Brazil Realty”) (iv)	—	—	49.27%

(i)	Percentage of equity interest owned has been rounded.
(ii)	See footnote (iii) of controlled companies.
(iii)	During the year ended June 30, 2000, the Company, together with RAGHSA Sociedad Anónima (“RAGHSA”), formed BARSA to acquire 20,947 square meters of undeveloped land in Puerto Madero, Buenos Aires, for a total consideration of Ps. 61 million. Subsequent to this acquisition, the Company and RAGHSA formed two additional companies, BAT&FCSA and ARSA, for the sole purpose of holding an interest in a portion of the undeveloped land. In this connection, the land was subdivided into three separate lots, and each lot transferred to a separate company. In August 2002, the Company and RAGHSA agreed the redistribution of the interest in the land and certain assumed commitments between those companies and also exchanged the ownership interests in ARSA, BARSA and BAT&FCSA. As a result of the share exchange, the Company holds a 100% ownership interest in BAT&FCSA, while RAGHSA holds the 100% ownership interest in ARSA and BARSA. The Company’s interest in the land and related commitments remained unchanged as a result of the whole transaction
(iv)	During February 2002, the Company sold its equity interest in Brazil Realty. See Note 3.g..

As a result of the increase in the ownership interest and the consolidation of APSA in 2003, the Company discontinued the application of the proportional consolidation method that was used for reporting the results of the Company’s jointly controlled subsidiaries in prior years. Therefore, the Company has restated its prior years financial statements to reflect such investments under the equity method of accounting.

c.	Presentation of financial statements in constant Argentine pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina in 2002, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

c.	Presentation of financial statements in constant Argentine pesos (continued)

However, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1237.

Since Argentine GAAP still required companies to prepare price-level restated financial statements, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure does not have a material effect on the accompanying financial statements.

d.	Impact of recently issued accounting standards

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. These new accounting standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards. The Company adopted such standards on July 1, 2002, except for Technical Resolution No. 20, which is effective for fiscal years beginning on or after January 1, 2003. Following is a summary of the most significant provisions of the new accounting pronouncements, which affect the Company:

RT 16 “Framework for the Preparation and Presentation of Financial Statements”

In December, 2000, the FACPCE issued Technical Resolution No. 16 (“RT 16”), “Framework for the Preparation and Presentation of Financial Statements” which sets out the concepts that underlie the preparation and presentation of financial statements for external reporting. The purpose of the framework is to assist the Board of the FACPCE, preparers and auditors of financial statements, and other interested parties in achieving their aims. The framework does not define standards for any particular measurement or disclosure issue. Nothing in the framework overrides any specific Technical Resolution. Among other things, the framework deals with (a) the objective of financial statements; (b) the qualitative characteristics that determine the usefulness of information in financial statements; (c) the definition, recognition and measurement of the elements from which financial statements are constructed; and (d) the concepts of capital and capital maintenance.

RT 17 “Overall Considerations for the Preparation of Financial Statements”

In December, 2000, the FACPCE issued Technical Resolution No. 17 (“RT 17”), “Overall Considerations for the Preparation of Financial Statements” which sets out overall considerations for the preparation of financial statements, guidelines for the recognition, measurement and disclosure of assets and liabilities and the introduction of benchmark and alternative accounting treatments. The recognition, measurement and disclosure of specific transactions and other events are dealt with in other Technical Resolutions.

Among other things, RT 17 sets out guidelines for the recognition and measurement of certain assets and liabilities at their fair value. RT 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities.

RT 17 requires research and development costs, trademarks, advertising costs and reorganization costs be expensed as incurred. Only organization and pre-operating costs that meet certain conditions can be capitalized. RT 17 also requires the recognition of deferred income taxes using the liability method.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

d.	Impact of recently issued accounting standards (continued)

RT 17 also establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should be derecognized. RT 17 clarifies that from a debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

RT 18 “Specific Considerations for the Preparation of Financial Statements”

In December, 2000, the FACPCE issued Technical Resolution No. 18 (“RT 18”), “Specific Considerations for the Preparation of Financial Statements” which sets out the recognition, measurement and disclosure criteria for specific transactions and other events. Among other things, RT 18 prescribes the method used to translate financial statements of foreign subsidiaries and the accounting for business combinations and leasing transactions. RT 18 also prescribes the accounting, measurement and disclosure of derivative instruments and hedge operations. RT 18 also requires the disclosure of earnings per share and segment information.

RT 19 “Amendments to Technical Resolutions No. 4,5,6,8,9, 11 and 14”

In December, 2000, the FACPCE issued Technical Resolution No. 19 (“RT 19”), “Amendments to Technical Resolutions No. 4,5,6,8,9,11 and 14. In particular, RT 19 provides for certain specific disclosure provisions related to balance sheet and income statement items in the financial statements. Among others, RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should now be presented as operating costs, i.e. gross revenue taxes. Also, RT 19 prescribes that goodwill should be disclosed as a separate line item in the balance sheet.

RT 19 also amends Technical Resolution No. 8 (“RT 8”), and establishes that interim balance sheet amounts should be compared to the prior year-end while interim income statement, changes in shareholders´ equity and cash flows amounts should be compared to the corresponding prior year-end period.

RT 20 “Accounting for Derivative Instruments and Hedging Activities”

In April, 2002, the FACPCE issued Technical Resolution No. 20 (“RT 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. Any hedge ineffectiveness and changes in the fair value of instruments that do not qualify as hedges are reported in current period earnings.

RT 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”

In February 2003, the FACPCE issued Technical Resolution No. 21 (“RT 21”), “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” which amends Technical Resolutions No 4 and 5 and introduces certain amendments to other standards. This standard will be effective for the Company as from July 1, 2003. As of the date of these financial statements, the CNV has not adopted this resolution. The Company believes the adoption of this standard will not have a significant impact on the Company’s financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

d.	Impact of recently issued accounting standards (continued)

Restatement of previously issued financial statements

As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standard, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively. The Company did not expense certain deferred advertising costs that no longer can be capitalized in accordance with RT 17. Such costs will be amortized in fiscal year 2004 as permitted by the above mentioned transition provisions. In addition, certain disclosures have not been presented on a comparative basis.

Presented below is a summary of the impact of the restatement on previously reported amounts of accumulated deficit and net loss as of and for the years ended June 30, 2002 and 2001:

	2002		2001
	Accumulated deficit	Net loss	Accumulated deficit	Net loss
Amounts as previously reported (i)	(557,947)	(561,422)	3,475	(67,370)

Deferred income taxes	3,368	6,244	(2,876)	41,310
Derivatives and hedging activities	(1,106)	(8,197)	7,091	(5,739)
Equity Investees (ii)	3,772	20,490	(16,718)	(6,428)
Minority Interest (iii)	(682)	(838)	156	(3,603)

Amounts as restated	(552,595)	(543,723)	(8,872)	(41,830)

(i)	Amounts adjusted for inflation for comparative purposes as described in Note 3.c.
(ii)	Represents the equity interest on the restatement made by the Company’s equity investments related to the adoption of the accounting for income taxes under liability method and derivatives and hedging activities under fair value.
(iii)	Represent the minority interest on the restatement made by the Company’s consolidated subsidiaries.

e.	Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

f.	Acquisition and formation of businesses

In the preparation of these consolidated financial statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s consolidated financial statements since the date of the respective acquisition.

Year ended June 30, 2003

Valle de Las Leñas S.A.

In September 2002, the Company acquired a 30.955% ownership interest in the capital stock and US$ 3.7 million convertible negotiable bonds issued by Valle de Las Leñas S.A. for approximately US$ 2.4 million. On March 4, 2003, the Company sold these ownership interests in Valle de las Leñas S.A. for US$ 6.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

f.	Acquisition and formation of businesses (continued)

Year ended June 30, 2001

During the year ended June 30, 2001, the Company formed two holding companies for the purposes of conducting the Company’s e-business operations, as follows:

(i)	Latin American Econetworks N.V.

In July 2000, the Company, together with divine interVentures, Inc., Dolphin Fund Plc (formerly Quantum Dolphin Plc.) and Catanzaro Holding B.V., formed Latin American Econetworks N.V., a holding company organized in the Netherlands Antilles (“LAE”). LAE was conceived as a developer of software, technology and internet-related information network for the technology service suppliers. In connection with the formation, an 11.2% interest in the holding company was issued to the Company in exchange for US$ 5.3 million in cash. As mentioned in Note 3.g., the investment was sold in November 2001.

(ii)	IRSA Telecomunicaciones N.V.

In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions-, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to internet service providers, and Alternativa Gratis S.A., an internet service provider (referred to herein as the “Companies”). At that date, the Companies were development stage companies with no significant operations.

Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the “Reorganization”) and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV. As a result of the Reorganization, the Companies are now wholly owned subsidiaries of ITNV. Following the Reorganization, the Company held a 49.36% interest in ITNV. All assets and liabilities were recorded at their historical carrying amounts.

During September and December 2000, the Company made additional capital contributions in ITNV for a total amount of US$ 3 million, increasing its ownership to 62%.

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC (“QIP”) and SFM Domestic Investment LLC (“SFM” and together with QIP referred to herein as the “Investors”) (the “Shareholders Agreement”), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares. On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends. As a result of this transaction the Company retains a 49% ownership in ITNV.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

3.	Preparation of financial statements (continued)

g.	Disposition of businesses

Year ended June 30, 2002

(i)	Latin American Econetworks N.V.

On November 7, 2001, the Company sold its interest in Latin American Econetworks N.V. for a total consideration of US$ 5.2 million. The price was fully collected on that date.

(ii)	Brazil Realty Empreendimentos e Participacoes (“Brazil Realty”)

On February 28, 2002 the Company sold its interests in Brazil Realty for a total consideration of US$ 44.2 million. The price has been fully collected at the date of issuance of these consolidated financial statements. Imputed interest in this transaction was 12%.

Net gain from the sale was Ps. 35.4 million, and was recorded as part of operating income under the line item “Gain (loss) from operations and holdings of real estate assets”.

Year ended June 30, 2001

(i)	Fondo de Valores Inmobiliarios S.A.C.A. (“FVI”) and Venezuela Invest Ltd. (“Venezuela Invest”)

Pursuant to an agreement entered into by the Company and Asesoría Financiera Velutini & Asociados C.A. on August 1, 2000, the Company completed the sale of its respective equity interests in FVI and Venezuela Invest on December 18, 2000 for total consideration of US$ 67.0 million.

Loss from the sale was Ps. 1.1 million, and was recorded as part of operating income under the line item “Gain (loss) from operations and holdings of real estate assets”.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

a.	Revenue recognition

The Company primarily derives its revenues from domestic office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. See note 7 for details on the Company´s business segments.

•	Development and sale of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

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

•	Leases and services from office and other buildings

Leases with tenants are accounted for as operating leases. Tenants are charged a base rent on a monthly basis. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

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

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

a.	Revenue recognition (continued)

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of business each day.

•	International operations

As of June 30, 2001 the Company held a 49.27% ownership interest in Brazil Realty, a company operating in Brazil, which business primarily comprised the same type of operations related to real estate conducted by the Company in Argentina. See Note 3.g.

b.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturates of three months or less, consisting primarily of mutual funds, to be cash equivalents.

c.	Investments

(i)	Current

Current investments include time deposits which are valued at their cost plus accrued interest and mutual funds which are carried at market value. Time deposits have original maturities of three months or less. Unrealized gains and losses on time deposits and mutual funds are included in financial results, net, in the consolidated statements of income.

Current investments also include equity securities and government bonds. Unrealized gains and losses on government bonds and equity securities are also included in “Financial results, net”, in the consolidated statements of income. Generally, these investments represent securities traded on a National Securities Exchange, which are valued at fair value at year end.

(ii)	Non-current

a)	Equity investments

Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

As of June 30, 2003 the Company has recognized an impairment loss related to its indirect equity investment in Pérez Cuesta S.A.C.I. amounting to Ps. 7,474, which was included within “Equity (loss) gain from related parties” in the accompanying consolidated statements of income.

Equity investments in less than 20% of the capital stock in companies in which the Company does not exercise significant influence are generally carried at market value, recognizing realized and unrealized gains and losses in earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

c.	Investments (continued)

(ii)	Non-current (continued)

b)	Retained interest in securitization programs:

Current and non-current investments also include the Company’s retained interests in transferred credit card and mortgages receivables pursuant to the securitization programs entered into by the Company (see Notes 16 and 17 for details).

c)	Parcels of undeveloped land:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation (as described in Note 3.c) or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 9,328 in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata and Torres Jardín IV). In addition, the Company recognized an equity loss amounting to Ps. 10,769 related to the impairment loss recognized by APSA totaling Ps. 21,671. As a result of an increase in their fair market values, during 2003 the Company partially reversed such impairment losses, recognizing a gain of Ps. 9,851 (Santa Maria del Plata, Caballito Project, Alcorta Plaza, Coto air space and Neuquén). During the year ended June 30, 2003 the Company also recognized an impairment loss totaling Ps. 9,628 in connection with other parcels of undeveloped land (mainly as Padilla 902, Pilar, Constitución 1111, Benavidez and Rosario Project). The impairment losses and gains associated with the reversion of previously recognized impairments have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

d.	Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Residential, office and other non-retail properties completed or under construction are stated at cost adjusted for inflation (as described in Note 3.c.) or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling and advertising costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the years ended June 30, 2003, 2002 and 2001.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2003 and 2002, the Company recognized impairment losses amounting to Ps. 844 and Ps. 12,621, respectively, in connection with certain properties classified as inventories (identified as Av. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardin, Sarmiento 517, parking lots in Dock 13, Constitución 1111, Terrenos de Caballito and Padilla 902). The impairment have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

e.	Fixed assets, net

Fixed assets, net comprise primarily of rental properties (including shopping centers) and other property and equipment held for use by the Company.

•	Rental properties (including Shopping Centers)

Rental properties are carried at cost adjusted for inflation (as described in Note 3.c.), less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the years ended June 30, 2003, 2002 and 2001.

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 55,896 in connection with certain properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames and Hotel Intercontinental). In addition, the Company recognized an equity loss amounting to Ps. 20,422 related to the impairment loss recognized by APSA totaling Ps. 41,100 related to Alto Avellaneda, Alto Noa, Abasto and other properties. As a result of an increase in their fair market values, during 2003 APSA reversed the 2002 impairment loss, recognizing a gain of Ps. 15,532. During the year ended June 30, 2003 the Company also recognized an impairment loss totaling Ps. 1,892 in connection with certain properties (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942 and Sarmiento 517). The impairment losses and gains associated with the reversion of previously recognized impairments have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

•	Other property and equipment

Other property and equipment are carried at cost adjusted for inflation (as described in Note 3.c.), less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	Between 3 and 5
Software	Between 3 and 5
Computer equipment	Between 3 and 4
Furniture and fixtures	Between 5 and 10
Other	10

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

f.	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2003, 2002 and 2001 were not significant. These costs are being amortized on a straight-line basis over a period of 3 years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

g.	Web-site development costs

The Company capitalizes certain costs incurred in the development of the Company’s websites. Such costs are amortized under the straight-line method over a period of 2 years.

h.	Intangible assets, net

Intangible assets are carried at cost, adjusted for inflation (as described in Note 3.c.), less accumulated depreciation.

•	Preoperating and organization expenses

This item includes:

-      Expenses incurred by APSA relating to pre-opening activities of certain shopping centers and other expenses incurred in connection with e-business project evaluations. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center or the launching of the project.

-      Expenses incurred by IRSA relating to pre-opening activities and/or organization of subsidiaries, which are amortized on a straight-line basis over a 5-year period commencing upon the launching of the project.

•	Selling and advertising expenses

Expenses incurred relating to the marketing of developing properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

•	Other advertising expenses

Other advertising expenses relates to APSA and are amortized under the straight-line method over a term of 3 years.

As discussed in Note 3.d., the Company did not expense certain deferred advertising costs that no longer can be capitalized in accordance with RT 17. Such costs will be amortized in fiscal year 2004 as permitted by the above mentioned transition provisions.

•	Trademarks

-	Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

•	Expenses related to the securitization of receivables.

Expenses related to the securitization of receivables represent expenses related to the on-going securitization program of credit card receivables. These expenses are amortized on a straight-line basis over a two-year period.

•	Investment projects

-	Investment projects represent expenses primarily related to marketing efforts incurred by APSA for the selling of merchadise through certain means of communication. These costs are capitalized and amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of the project.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

h.	Intangible assets, net (continued)

•	Tenants list-Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall and is amortized using the straight-line method over a five-year period.

i.	Goodwill, net

Goodwill, net includes (a) the excess of cost over the fair value of net identifiable assets acquired related to the acquisitions of certain subsidiaries (Goodwill) and (b) the excess of the fair value of the assets acquired over the consideration paid for the acquisition of additional ownership interest in APSA (Negative goodwill). Goodwill and Negative goodwill are stated at cost adjusted for inflation (as described in Note 3.c) less accumulated amortization. Goodwill is being amortized under the straight-line method over its estimated economic life, not exceeding 10 years. Amortization of negative goodwill is calculated on a straight-line basis over the weighted-average remaining useful lives of the assets acquired, calculated as 18 years.

As required by new accounting standards, goodwill and negative goodwill are shown in a separate caption in the accompanying consolidated balance sheet.

j.	Foreign currency assets and liabilities

Financial statements of foreign unconsolidated equity investees in which the Company exercised joint control were translated to Argentine pesos on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involved the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. Average exchange rates were used for the translation of the accounts which made up the results of the periods. The net gain/loss on translation was included within financial results, net, foreign currency translation. As discussed in Note 3.g., the Company sold its ownership interests in FVI and Venezuela Invest in December 2000 and its ownership interest in Brasil Realty in February 2002.

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within financial results, net.

k.	Other receivables and liabilities

Other receivables and liabilities (asset tax credit, related parties, guarantee deposits, trust accounts receivables and customer advances) have been measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet.

l.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interests based on the interest rate estimated at the time of the transaction.

As discussed in Note 5.i., in July 2003 the Company redeemed certain loans before their maturity. Therefore, such loans have been valued at their settlement cost.

m.	Mortgages, leases and other receivables and trade accounts payable and other liabilities

Mortgages, leases and other receivables and trade accounts payable and other liabilities have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

n.	Related parties balances and other transactions

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

o.	Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all the periods presented.

As described in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company records income taxes using the method required by RT 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. RT 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure has not had a material effect on the accompanying consolidated financial statements.

p.	Asset tax provision

The Company is subject to the asset tax. Pursuant to this tax regime, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The asset tax provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law.

q.	Customer advances

Customer advances represent payments received in advance in connection with the sale and lease of properties.

r.	Provisions for allowances and contingencies

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

r.	Provisions for allowances and contingencies (continued)

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, the Company´s management understands that there are no elements to foresee potential contingencies having a negative impact on these financial statements.

s.	Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. Advertising and promotion expenses were approximately Ps. 2.6 million, Ps. 2.5 million and Ps. 3.7 million for the years ended June 30, 2003, 2002 and 2001, respectively.

t.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

u.	Impairment of long-lived assets

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

RT 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

See Notes 4.c., 4.d., and 4.e. for details of (i) the impairment losses recognized during the years ended June 30, 2003 and 2002, and (ii) the impairment losses reversed during 2003 as a result of changes in estimates.

v.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

w.	Derivative financial instruments

From time to time, the Company utilizes certain financial instruments as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. In the past, the Company also utilized foreign currency forward–exchange contracts to manage its exposure associated with its net investment in foreign operations. For details on the Company’s derivative instruments activity, see Note 15. As described in Note 3.d., during fiscal year 2003 the Company adopted new accounting standards. Presented below is a description of the new accounting policy followed by the Company in accounting for the different types of derivative instruments:

-	Foreign currency forward-exchange contracts

Foreign currency forward-exchange contracts entered into by the Company generally mature within one year. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. The foreign currency forward-exchange contracts are recognized in the financial statements at their fair market value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

4.	Significant accounting policies (continued)

w.	Derivative financial instruments (continued)

-	Interest rate swaps

Interest rate swaps are used to minimize the Company’s financing costs. Interest rate swap agreements are recognized in the balance sheet at their fair market values with changes reported in earnings.

-	Option contracts

The Company also enters into put and call option contracts pursuant to which the Company acquires or grants the right to the other party to buy or sell certain underlying assets (e.g. shares, metals, etc.) at predetermined fixed prices. The premiums paid or received for these options are amortized over the life of the respective contracts. Options contracts are recognized in the balance sheet at their fair market value.

x.	Monetary assets and liabilities

Monetary assets and liabilities are disclosed at their par value, adding or deducting the corresponding financial results.

y.	Earnings per share

As described in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income (loss) for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the period with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The Company has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

5.	Details of balance sheet accounts

a.	Cash and banks:

	As of June 30,
	2003	2002 (As restated)
Cash	Ps.4,734	Ps.8,945
Bank accounts	81,526	13,373
Checks to be deposited	922	5,585

	Ps.87,182	Ps.27,903

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

b.	Investments:

	As of June 30,
	2003		2002 (As restated)
Current
Time deposits	Ps.	27,505	Ps.	474
Banco Hipotecario S.A. (“BHSA”) (i) (Note 12)		—		12,946
Mutual funds		102,396		27,928
Government bonds		3,124		—
Retained interest in transferred mortgages receivable (ii)		1,324		—
Retained interest in transferred credit card receivable (ii)		4,719		—
Other investments		37		—

	Ps.	139,105	Ps.	41,348

Non-Current
Equity investments:
Alto Palermo S.A. (“APSA”)	Ps.	—	Ps.	348,452
Llao Llao Resorts S.A.		13,387		11,522
Alto Invest S.A.		—		196
Banco de Crédito y Securitización S.A. (Note 12)		7,007		7,007
Banco Hipotecario S.A. (“BHSA”) (i) (Note 12)		23,677		6,198
IRSA Telecomunicaciones N.V.		—		2,982
Perez Cuesta S.A.C.I.		5,628		—
E-Commerce Latina S.A		2,899		—
Retained interests in securitization programs:
Retained interest in transferred mortgages receivable (ii)		8,777		11,008
Retained interest in transferred credit card receivable (ii)		2,567		—
Others:
Art work		37		37
Other investments.		—		6
Parcels of undeveloped land (iii):
Constitución 1111		1,146		—
Dique IV		6,160		—
Caballito plots of land		13,616		—
Padilla 902		71		—
Pilar		3,109		—
Torre Jardín IV		2,231		2,231
Puerto Retiro		46,257		46,266
Benavidez		10,748		—
Ciudad Deportiva de la Boca (SMP) (v)		124,594		115,980
Pereiraola		21,875		21,844
Buenos Aires Realty S.A. (iv)		—		5,249
Buenos Aires Trade and Finance Center S.A.(iv)		25,973		6,562
Argentine Realty S.A. (iv)		—		5,123
Air space Supermercado Coto		9,080		—
Caballito		26,000		—
Rosario		51,501		—
Neuquen		8,539		—
Alcorta Plaza		15,950		—
Other parcels of undeveloped land		2,931		3,096

	Ps.	433,760	Ps.	593,759

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

b.	Investments (continued):

(i)	On February 2, 1999, the Company acquired 4,313,811 shares of BHSA for Ps. 66.4 million. On the same date the Company also acquired 3,697,500 options to purchase BHSA American Depositary Shares (“ADS”) for US$. 1.8 million. Each option represents the right to purchase 100 ADSs at an exercise price of US$. 7.0 per ADS. The options shall be exercisable by the holders in whole or in part at any time on or after February 2, 2000 through February 2, 2004. In June 2001, the Company sold to an unrelated party 1,000,000 options for a total consideration of Ps. 3.5 million, resulting in a gain of Ps. 2.5 million. The options were originally recorded at cost adjusted for inflation. In accordance with RT 18, the options have been recorded at their estimated fair market value at year-end. No options have been exercised as of the date of these financial statements.
(ii)	Represents retained interests in the Company’s securitization programs described in Notes 16 and 17.
(iii)	The book value of parcels of undeveloped land at June 30, 2003 and 2002 is presented net of the impairment loss mentioned in Note 4.c.(ii).
(iv)	See comments in Note 3.b..
(v)	In connection with the acquisition of additional interest in Santa María del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company as collateral for the balance owed.

c.	Mortgages and leases receivable, net:

	As of June 30,
	2003	2002 (As restated)
Current
Mortgage receivable (i)	Ps.1,039	Ps.4,472
Less:
Unearned interest (i)	(67)	(454)
Receivable from the sale of properties	2,766	4,159
Debtors under legal proceedings (ii)	24,392	2,474
Leases and services receivable	20,894	1,259
Credit card receivable	19,657	—
Pass-through expenses receivable (iii)	5,422	—
Checks to be deposited	6,177	—
Hotel receivables	1,877	2,146
Related parties (Note 12)	137	805
Less:
Allowance for doubtful accounts (Note 22.c.)	(46,700)	(1,372)

	Ps.35,594	Ps.13,489

Non-Current
Mortgage receivable (i)	Ps. 1,789	Ps. 1,453
Less:
Unearned interest (i)	(194)	(421)
Receivable from the sale of properties	—	650
Related parties (Note 12)	—	1,841
Leases and services receivable	1,236	—
Less:
Allowance for doubtful accounts (Note 22.c.)	(54)	—

	Ps. 2,777	Ps. 3,523

(i)	Mortgage receivable consist of fixed-rate mortgages. At June 30, 2003, the remaining principal balance consists of mortgage receivable from several borrowers. The amount due from the largest individual borrower was Ps. 456 at a contractual interest rate of 12%. June 30, 2003, principal payments on mortgage receivable become due as follows: 2004 - Ps. 972; 2005 - Ps. 221; 2006 - Ps. 207; 2007 - Ps. 218; 2008 - Ps. 191; thereafter – Ps 758.
(ii)	Comprised of Ps. 2.3 million and Ps. 1.1 million related to mortgage receivable and Ps. 22.1 million and Ps. 1.4 million related to leases receivable, for the years ended June 30, 2003 and 2002, respectively.
(iii)	Pass-through expenses receivable primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by APSA on behalf of tenants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

d.	Other receivables and prepaid expenses:

	As of June 30,
	2003		2002 (As restated)
Current
Asset tax credits	Ps.	59	Ps.	2,606
Value Added Tax (“VAT”) receivable		310		524
C.N. Hacoaj Project		—		666
Related parties (Note 12)		633		293
Guarantee deposits (i)		890		—
Prepaid expenses		6,406		6,193
Receivable from the sale of equity securities and investees		—		29,361
Prepaid gross sales tax		252		—
Premiums on foreign currency forward exchange contracts		40		354
Income tax advances		983		374
Patriotic Bond		2,265		2,598
Interest rate swap receivable (ii)		307		—
Other		2		346

	Ps.	12,147	Ps.	43,315

Non-Current
Asset tax credits	Ps.	48,674	Ps.	16,425
VAT receivable		2,542		1,375
Related parties (Note 12)		17		82,377
Guarantee deposits (i)		693		—
Prepaid gross sales tax		318		—
Deferred income tax		66,134		3,366
Prepaid expenses		—		487
Income tax advances		31		—
Trust accounts receivable		433		—
Interest rate swap receivable (ii)		8,172		—
Present value – other receivable		(3,106)		—
Mortgage receivable		2,208		—
Allowance for doubtful mortgage receivable (Note 22.c.)		(2,208)		—
Other		18		762

	Ps.	123,926	Ps.	104,792

(i)	Includes primarily Ps. 0.1 million related to a deposit required as collateral for certain labor lawsuits of the Company.
(ii)	Represents the net amount of US$ 50 million deposited as collateral and US$ 47 million payable for the swap agreement. See Note 15 for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

e.	Inventories:

	As of June 30,
	2003	2003	2002 (As restated)	2002 (As restated)
	Current	Non-Current	Current	Non-Current
Constitución 1111	Ps.—	Ps.—	Ps.4,233	Ps.—
Dock II Puerto Madero	5,648	—	—	—
Dock 4 Puerto Madero	—	—	—	6,161
Minetti “D”	42	—	—	218
Madero 1020	1,373	—	5,315	—
Caballito plots of land	—	—	—	13,619
Padilla 902	—	—	—	246
Pilar	—	—	—	3,407
Rivadavia 2768	116	—	—	154
Sarmiento 517	245	—	—	662
Torres Jardín	245	—	400	293
Abril/Baldovinos	5,397	5,822	9,376	12,696
Alto Palermo Park	—	—	5,118	—
Salguero 3331	—	2,945	—	—
Alto Palermo Plaza	—	—	2,345	—
Benavidez	—	—	—	14,209
Torres de Abasto	555	—	—	—
Resale merchandise	99	—	—	—
Bonus merchandise	105	—	—	—
Dock 13 Puerto Madero	37	—	—	—
Villa Celina	53	—	—	—
Other properties	660	—	328	652

	Ps.14,575	Ps.8,767	Ps.27,115	Ps.52,317

f.	Trade accounts payable:

	As of June 30,
	2003	2002 (As restated)
Current
Accruals	Ps.6,740	Ps.8,700
Suppliers	17,832	3,674
Imports payable	964	—
Related Parties (Note 12)	173	262
Other	96	1,100

	Ps.25,805	Ps.13,736

Non-Current
Imports payable	Ps. 3,609	Ps.—

	Ps. 3,609	Ps.—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

g.	Customer advances:

	As of June 30,
	2003		2002 (As restated)
Current
Admission rights (i)	Ps.	7,442	Ps.	—
Lease advances (ii)		4,183		61
Advance payments from customers		1,587		2,109

	Ps.	13,212	Ps.	2,170

Non-Current
Admission rights (i)	Ps.	14,044	Ps.	—
Lease advances (ii)		11,216		—

	Ps.	25,260	Ps.	—

(i)	Admission rights represent mainly non-refundable fees received from tenants upon entering into lease agreements with the Company. These amounts are deferred and amortized to income under the straight-line basis over the respective terms of the agreements. Also, the non-current balance includes an advance of Ps. 4.5 million from NAI in connection with the Rosario Project. No interest is accrued on this advance as long as the Company does not suspend work on the Rosario project.
(ii)	Lease advances mainly include current and non-current balances of Ps. 1.2 million and Ps. 8.2 million as of June 30, 2003, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2003 the six-month LIBOR was 1.10%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the space it rents.

h.	Salaries and social security payables:

	As of June 30,
	2003		2002 (As restated)
Social security payable	Ps.	1,445	Ps.	510
Provision for vacation and bonuses		3,680		394
Other		268		247

	Ps.	5,393	Ps.	1,151

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt:

	As of June 30,
	2003	2002 (As restated)
Short-term debt
IRSA Convertible Notes (i)	Ps.2,765	Ps.—
APSA Convertible Notes (ii)	2,418	—
Collateralized Notes (iii)	2,677	—
Uncollateralized Loan Agreement (iv)	32,973	—
APSA Senior Notes (v)	4,127	—
APSA Notes (vi)	1,066	—
Collateralized loans (vii)	33,503	112,601
Uncollateralized loans (viii)	6,150	3,976
Loan Agreement (ix)	—	349,702
IRSA Notes (x)	—	168,318
Others	1,755	—

	Ps. 87,434	Ps.634,597

Long-term debt
IRSA Convertible Notes (i)	Ps.279,235	Ps.—
APSA Convertible Notes (ii)	55,550	—
Collateralized Notes (iii)	92,238	—
Uncollateralized Loan Agreement (iv)	86,365	—
APSA Senior Notes (v)	24,526	—
APSA Notes (vi)	49,091	—
Others	5,099	160

	Ps.592,104	Ps.160

In November 2002 the Company completed the refinancing of the Loan Agreement for US$ 80 million and the IRSA Notes for US$ 37 million. According to the agreements, the lenders agreed to received (i) a cash settlement of US$ 13.6 million, and (ii) new debt instruments in exchange for the balance. As a result, the Company issued US$ 37.4 million Collateralized Notes, a US$ 51 million Uncollateralized Loan Agreement and US$ 15 million of IRSA Convertible Notes. See footnotes below for a description of the terms and conditions of each issuance. As described in Note 3.d., the Company adopted new accounting standards on July 1, 2002 and, therefore, accounted for the refinancing in accordance with RT 17. Since the conditions of the new debt instruments are substantially different from the original conditions (as defined by RT 17), the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at the present value discounted at an 8% market interest rate. As a result of the debt restructuring, the Company recognized a Ps. 36.5 million gain in 2003 (Ps. 31.7 million net of expenses incurred in the restructuring), which represents the difference between the present value of the new debt instruments and the carrying value of the old debts.

(i)	See Note 11 for details of the issuance of IRSA Convertible Notes.
(ii)	On August 20, 2002 APSA issued US$ 50 million of uncollateralized convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of APSA Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes matures on July 19, 2006, accrues interest (payable semiannually) at a fixed annual interest rate of 10% and are convertible, at any time, at the option of the holder into APSA common shares at a conversion rate of 30.8642 per U.S. dollar. The issuance of the APSA Convertible Notes was approved by its shareholders on December 4, 2001 and by the National Securities Commission on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. In August 20, 2002 and January 2003, the Company subscribed US$ 27.2 and 2.6 million of APSA Convertible Notes, respectively. The Company has eliminated in consolidation the intercompany balances associated with this transaction and, as a result, the balance of APSA Convertible Notes with third parties shown in the consolidated balance sheet at June 30, 2003 amounts to US$ 20.9 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

(iii)	In connection with the debt restructuring mentioned above, on November 20, 2002 the Company issued US$ 37.4 million collateralized notes due November 20, 2009 (the “Collateralized Notes”). The Collateralized Notes bear interest at 3-month LIBOR plus 200 basis points. Interest is payable quarterly, commencing February 2003. In accordance with RT 17, the Company has recorded the debt on a discounted basis considering an 8% market interest rate. As of June 30, 2003, the carrying value of the debt amounts to US$ 32.9 million. The Collateralized Notes require the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As collateral, the Company has mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV) with a net book value totaling Ps. 52.7 at June 30, 2003. Subsequent to year end, such mortgages were cancelled and replaced by mortgages in other real estate properties (Cosentini 340, Libertador 450 Floor 18 and Laminar Plaza).
(iv)	In connection with the debt restructuring, on November 20, 2002 the Company also issued a US$ 51 million uncollateralized loan agreement due November 20, 2009 (the “Uncollateralized Loan Agreement”). The principal amount will be amortized in 20 quarterly equal installments beginning in February 2005. The Uncollateralized Loan Agreement accrues interest as follows: US$ 35 million accrue interest at 3-month LIBOR plus 200 basis points, and US$ 16 million accrue a fixed interest rate. Interest is payable quarterly, commencing February 2003. The Uncollateralized Loan Agreement requires the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As required by RT 17 for an exchange of debt with substantially different terms, the Company originally recorded the issuance on a discounted basis considering an 8% market interest rate. However, on July 25, 2003 the Company repurchased the abovementioned US$ 16 million portion of the Uncollateralized Loan Agreement for US$ 10.9 million in cash. Consequently, as required by Argentine GAAP, the Company has recorded the US$ 16 million portion of the Uncollateralized Loan Agreement at its settlement cost, recording a gain on early redemption of debt totaling Ps. 10.7 million, which is included within “Financial results, net” in the 2003 consolidated statements of income. At June 30, 2003 the outstanding balance amounted to US$ 41.8 million.
(v)	On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of senior notes due January 13, 2005 (the “APSA Senior Notes”). The APSA Senior Notes were issued in three classes: US$ 40.0 million of Class A-2 Senior Notes; US$ 5.0 million of Class B-1 Senior Notes; and US$ 75.0 million of Class B-2 Senior Notes. Class A-2, Class B-1 and Class B-2 Senior Notes accrue interest at a Badlar rate (as defined below) plus 395 basis points, 90-day Libor plus 475 basis points and Badlar rate plus 395 basis points, respectively (“30-day Badlar” represents a referenced average interest rate payable by several private banks in Argentina to US dollar-denominated time deposits of US$ 1 million or more, as adjusted in accordance with a specified formula). Pursuant to Decree N° 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 an adjusting index (CER) is being applied to the balance. During the year ended June 30, 2003, APSA redeemed its Senior Notes for Ps. 82.6 million, at different prices below par plus accrued interest. In connection with the redemption, APSA recorded a net gain of Ps. 13.0 million. See Note 10, other income (expenses), net. The Senior Notes are collateralized by a pledge on the shares of SAPSA. The Senior Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios.
(vi)	On April 7, 2000, APSA issued Ps. 85.0 million 14.875% unsecured Notes due April 7, 2005 (the “APSA Notes”). Interest on the APSA Notes are payable semiannually on April 7 and October 7 of each year, commencing October 7, 2000. Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by APSA. The APSA Notes include various restrictive covenants, which among other things require APSA to maintain certain financial ratios. During the years ended June 30, 2003 and 2002, APSA redeemed Ps. 1.8 million and Ps. 15.5 million of its Notes, respectively, at different prices below par plus accrued interest.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

(vii)	At June 30, 2003, collateralized loans primarily include the outstanding balance of a US$ 12 million collateralized loan obtained by Hoteles Argentinos S.A. (a subsidiary of the Company) from Bank Boston N.A due January 2005. Principal is payable in 19 quarterly installments of US$ 0.3 million beginning April 2001 plus US$ 6.3 million payable at maturity. This loan accrues interest at a variable rate, which is also paid quarterly (interest rate ranged between 6.07% and 6.59% during 2003). The loan is collateralized by real estate properties with a net book value of Ps. 39.9 at June 30, 2003. As of September 8, 2003, as a result of the financial crisis and lack of credit in the bank system, the Company has not paid 7 principal and 5 interest installments already matured. Management of Hoteles Argentinos is currently carrying out negotiations with its creditor. Since the creditor has the right to request the acceleration of principal and interest maturities, the entire loan balance has been classified as current liabilities. At June 30, 2002, collateralized loans also included certain loans, amounting to Ps. 64.5 million, which were collateralized with Palermo Invest shares, representing the Company’s ownership of Alto Palermo Plaza and Alto Palermo Park. Such loans were fully repaid during fiscal year 2003.
(viii)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with an original maturity of less than one year. The weighted average interest rates on short-term debt were 9.59% and 8% plus CER as of June 30, 2003 and 2002, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. The Company had unused lines of credit under the short-term bank lines of Ps. 10.8 million at June 30, 2003.
(ix)	On May 24, 2000, the Company entered into a syndicated loan arranged by Bank Boston, as principal agent, to provide a US$ 80.0 million credit facility, originally expiring on May 31, 2002 (the “Loan Agreement”). The Loan Agreement includes other financial institutions, as lenders. The Company was unable to pay the Loan Agreement due at the original maturity date. As a result of such non-payment, the Company started a negotiation process with the lenders and obtained short-term deferrals to pay such matured debt. In November 2002 the Company completed the refinancing of the Loan Agreement as indicated above.
(x)	On December 21, 2000, the Company issued US$ 43.5 million unsecured Class 2 notes due December 24, 2001 (the “IRSA Notes”). Proceeds from this issuance were used to repay certain outstanding short-term indebtedness of the Company. The Company was unable to pay the principal and interest due at the original maturity date. As a result of such non-payment, the Company started a negotiation process with the lenders and, in May 2002, the Company repurchased US$ 6.5 million of IRSA Notes for a total consideration of Ps. 22.0 million. The Company continued the negotiation process with the remaining holders of the IRSA Notes and obtained short-term deferrals to pay such matured debt. Finally, in November 2002 the Company completed the refinancing of the outstanding balance of the IRSA Notes as indicated above.

j.	Taxes payable:

	As of June 30,
	2003	2002 (As restated)
Current
Asset tax payable, net	Ps.5,001	Ps.532
Income tax provision, net	411	2,363
Income tax withholdings	1,097	7,630
VAT payable	2,167	1,634
Gross sales tax payable	924	1,205
Value added tax withholdings	42	70
Other	136	722

	Ps.9,778	Ps.14,156

Non-Current
Gross sales tax payable	Ps.77	Ps.—
Deferred income tax	1,607	664

	Ps.1,684	Ps.664

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

5.	Details of balance sheet accounts (continued)

k.	Other liabilities:

	As of June 30,
	2003	2002 (As restated)
Current
Seller financing (i)	Ps.6,625	Ps.936
Dividends payable	1,521	7,379
Related parties (Note 12)	3,285	40
Guarantee deposits	726	1,088
Provision for contingencies (Note 22.c.) (ii)	1,170	494
Directors´ fees	7,840	6
Accruals	444	671
Payable to financial brokers	16	1,015
Collections on behalf of third parties	5	56
Pending settlements for sales of plots	113	1,075
Donations payable	4,827	—
Contributed leasehold improvementes (iii)	212	—
Payable from hotel operator	113	959
Other	1,849	1,500

	Ps.28,736	Ps.15,219

Non-Current
Seller financing (i)	Ps.—	Ps.815
Dividends payable	1,182	—
Related parties (Note 12)	—	565
Guarantee deposits	977	941
Provision for contingencies (Note 22.c.) (ii)	4,682	401
Contributed leasehold improvementes (iii)	902	—
Present value – other liabilities	(433)	—
Other	21	515

	Ps.7,331	Ps.3,237

(i)	As of June 30, 2003 this balance included (a) a principal amount of Ps. 1.04 million plus accrued interest of Ps. 0.54 million relating to the seller financing obtained in the acquisition of SMP. The shares of SMP are pledged as collateral for this seller financing. Such seller financing accrues interest at a one-year LIBOR. As of June 30, 2003, the one-year LIBOR was 8%; and (b) a principal amount of Ps. 3.3 million relating to the seller financing obtained in the acquisition of Shopping Neuquén, of which Ps. 1.6 million related to the CER. Such seller financing accrues interest at six-month LIBOR. As of June 30, 2003, the six-month LIBOR was 1.10%.
(ii)	This reserve relates to: (a) labor lawsuits filed against the Company, (b) tax matters related to differences in basis in the computation of certain tax contributions, and, (c) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management’s attention.
(iii)	Contributed leasehold improvements relate to improvements made by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2003 and 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

6.	Shareholders’ equity

a.	Common stock

As of June 30, 2003, the Company had 212,011,804 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Following is a detail of the activity in the Company´s shares as from June 30, 2000:

	Common Stock						Approved by
	Shares issued		Par value		Additional paid-in-capital		Body	Date	Date of registration
Balances as of June 30, 2000	Ps.	205,762,511	Ps.	205,762	Ps.	569.481

Purchase of treasury stock		(19,079,995)		(19,080)		—
Distribution of treasury stock		20,729,472		20,730		—

Balances as of June 30, 2001	Ps.	207,411,988	Ps.	207,412	Ps.	569.481

Purchase of treasury stock		—		—		—
Distribution of treasury stock		—		—		—

Balances as of June 30, 2002	Ps.	207,411,988	Ps.	207,412	Ps.	569.481

Distribution of treasury stock		4,587,285		4,588		—	Ordinary and Extraordinary Shareholders’ Meeting	November 5, 2002	November 5, 2002
Conversion of debt into common shares (Note 11)		12,531		13		8	Board of Directors Meeting	August 22, 2003	August 22, 2003

Balances as of June 30, 2003	Ps.	212,011,804	Ps.	212,013	Ps.	569,489

b.	Capital nature transactions

From time to time, the Company repurchases outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace.

At June 30, 2000 treasury shares totaled 6,236,762. During fiscal year 2001, the Company repurchased 19,079,995 outstanding shares of common stock for a total consideration of Ps. 90.4 million. The acquisition was recorded as a reduction in retained earnings. During fiscal years 2001 and 2003, the Company distributed 20,729,472 and 4,587,285 treasury shares, respectively, on a pro rata basis to its shareholders.

c.	Inflation adjustment of common stock

As mentioned in Note 3.c. the Company’s consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements. In this period, the annual inflation adjustments related to common stock and treasury stock were taken to inflation adjustment reserves that form part of shareholders’ equity. According to Argentine GAAP, the balances in the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

d.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

6.	Shareholders’ equity (continued)

e.	Noncontributory Management Stock Ownership Plan

On October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted the right to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”).

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

On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. The BASE and the CNV approved the capital increase on June 4, 1999, and on August 31, 1999 the Beneficiaries acquired 21,090,024 shares at Ps. 1.0 per share.

At June 30, 2003, all the shares held by the trust were sold in accordance with the terms of the contract and, therefore, no shares in trust are recorded.

7.	Segment information

As described in Note 3.d, the Company adopted new accounting standards in fiscal year 2003. As a result, the Company is required to disclose segment information in accordance with RT 18. However, the application of this standard did not affect the presentation since the Company already disclosed this information in prior years. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, International and Others.

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

7.	Segment information (continued)

•	International

This segment includes the results of operations of the Company’s equity investments in Brazil for the years ended June 30, 2002 and 2001 and Venezuela for the year ended June 30, 2001. As discussed in Note 3.g., the Company sold its ownership interests in FVI and Venezuela Invest in December 2000 and its ownership interest in Brasil Realty in February 2002.

•	Others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. For the years ended June 30, 2003, 2002 and 2001, this segment also includes the results in equity investees of the Company relating to internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 4.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

7.	Segment information (continued)

As of and for the year ended June 30, 2003:

	Development and sale of properties	Office and other non- shopping center rental properties	Shopping centers	Hotel operations	International	Others	Total
Sales	Ps. 47,241	Ps. 17,770	Ps. 113,754	Ps. 34,170	Ps. —	Ps. —	Ps. 212,935
Costs	(47,113)	(9,093)	(67,088)	(19,656)	—	—	(142,950)
Gross profit	128	8,677	46,666	14,514	—	—	69,985
Administrative expenses	(6,144)	(4,438)	(21,394)	(9,749)	—	—	(41,725)
Selling expenses	(4,023)	(80)	(17,594)	(3,886)	—	—	(25,583)
Gain on purchasers rescissions of sales contracts	9	—	—	—	—	—	9
Loss in credit card trust	—	—	(4,077)	—	—	—	(4,077)
Gain (loss) from operations and holdings of real estate assets, net	12,944	(1,891)	10,454	—	—	—	21,507
Operating income	2,914	2,268	14,055	879	—	—	20,116
Depreciation of goodwill	—	—	(6,631)	—	—		(6,631)
Financial results, net	(22)	(187)	86,229	11,873	—	217,552	315,445
Equity (loss) gain from relate parties	(285)	—	(12,072)	1,808	—	(2,328)	(12,877)
Other income (expenses), net	—	—	13,272	—	—	(10,397)	2,875
Income before taxes and minority interest	2,607	2,081	94,853	14,560	—	204,827	318,928
Minority interest	5,135	(1,386)	(35,212)	(2,426)	—	—	(33,889)
Income tax benefit (expense)	517	(991)	(47,006)	(711)	—	49,597	1,406
Net income (loss)	8,259	(296)	12,635	11,423	—	254,424	286,445
Additions of fixed assets	6,666	5,469	3,449	26	—	—	15,550
Depreciation and amortization (a)	3,637	5,961	52,641	5,435	—	—	67,674
Non-current investments in jointly controlled companies	—	—	8,527	13,387	—	—	21,914
Operating assets	299,381	255,890	994,917	112,124	—	—	1,662,312
Non operating assets	43,859	37,487	54,029	3,030	—	252,247	390,652

Total assets	Ps. 343,240	Ps. 293,377	Ps. 1,048,946	Ps. 115,154	Ps. —	Ps. 252,247	Ps. 2,052,964

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

7.	Segment information (continued)

As of and for the year ended June 30, 2002 (As restated):

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		International		Others		Total
Sales	Ps.	54,376	Ps.	44,472	Ps.	—	Ps.	38,792	Ps.	—	Ps.	—	Ps.	137,640
Costs		(43,460)		(13,193)		—		(27,440)		—		—		(84,093)
Gross profit		10,916		31,279		—		11,352		—		—		53,547
Administrative expenses		(11,197)		(6,060)		(1,393)		(12,146)		(1,261)		—		(32,057)
Selling expenses		(6,753)		(590)		—		(3,938)		—		—		(11,281)
Loss (gain) from operations and holdings of real estate assets, net		(26,798)		(49,285)		—		(6,612)		35,855		—		(46,840)
Operating (loss) income		(33,832)		(24,656)		(1,393)		(11,344)		34,594		—		(36,631)
Financial results, net		(29,048)		(16,668)		—		(21,727)		—		(438,314)		(505,757)
Equity (loss) from related parties		1,614		—		(4,611)		4,664		(3,379)		1,814		102
Other expenses, net		—		—		—		—		—		(4,857)		(4,857)
(Loss) income before taxes and minority interest		(61,266)		(41,324)		(6,004)		(28,407)		31,215		(441,357)		(547,143)
Minority interest		(3,962)		—		—		9,612		—		—		5,650
Income tax		4,616		(5,236)		(789)		625		(1,282)		(164)		(2,230)
Net (loss) income		(60,612)		(46,560)		(6,793)		(18,170)		29,933		(441,521)		(543,723)
Additions of fixed assets		1,639		20,747		—		1,277		—		—		23,663
Depreciation and amortization (a)		(10,342)		9,444		—		7,021		(212)		—		5,911
Non-current investments in jointly controlled companies		—		—		348,648		11,522		—		2,982		363,152
Operating assets		356,644		276,199		302,670		115,588		—		—		1,051,101
Non operating assets		43,095		30,991		37,068		14,234		29,361		86,854		241,603

Total assets	Ps.	399,739	Ps.	307,190	Ps.	339,738	Ps.	129,822	Ps.	29,361	Ps.	86,854	Ps.	1,292,704

(a)	Included in operating (loss) income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

7.	Segment information (continued)

As of and for the year ended June 30, 2001 (As restated):

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		International		Others		Total
Sales	Ps.	104,222	Ps.	59,111	Ps.	—	Ps.	61,332	Ps.	—	Ps.	—	Ps.	224,665
Costs		(76,378)		(11,365)		—		(37,412)		—		—		(125,155)
Gross profit		27,844		47,746		—		23,920		—		—		99,510
Administrative expenses		(16,976)		(7,535)		(592)		(13,748)		(1,145)		—		(39,996)
Selling expenses		(12,970)		(1,762)		—		(7,463)		(84)		—		(22,279)
Loss from operations and holdings of real estate assets, net		(4,305)		(2,110)		—		—		(712)		—		(7,127)
Operating income		(6,407)		36,339		(592)		2,709		(1,941)		—		30,108
Financial results, net		(43,724)		(22,461)		—		(10,222)		(15,926)		(7,075)		(99,408)
Equity (loss) from related parties		(458)		—		(5,498)		(8,657)		1,064		14,396		847
Other income (expenses), net		—		—		—		133		—		(6,050)		(5,917)
Income before taxes and minority interest		(50,589)		13,878		(6,090)		(16,037)		(16,803)		1,271		(74,370)
Minority interest		(6,206)		(1,326)		—		2,289		—		—		(5,243)
Income tax		43,456		(3,515)		—		(2,595)		437		—		37,783
Net (loss) income		(13,339)		9,037		(6,090)		(16,343)		(16,366)		1,271		(41,830)
Additions of fixed assets		200		4,764		37,378		6,364		310		—		49,016
Depreciation and amortization (a)		1,068		10,237		—		9,660		1		—		20,966
Non-current investments in jointly controlled companies		12,690		—		345,169		5,735		150,351		14,660		528,605
Operating assets		441,583		355,147		345,536		124,134		150,510		—		1,416,910
Non operating assets		29,742		21,337		20,760		7,458		9,043		174,277		262,617

Total assets	Ps.	471,325	Ps.	376,484	Ps.	366,296	Ps.	131,592	Ps.	159,553	Ps.	174,277	Ps.	1,679,527

(a)	Included in operating loss (income).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

8.	Gain (loss) from operations and holdings of real estate assets, net:

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Income (loss) from transactions related to shares of jointly controlled, affiliated and related companies	Ps.	10,121	Ps.	35,855	Ps.	(713)
Results from holding of investment in real estate		11,386		(82,695)		(6,414)

	Ps.	21,507	Ps.	(46,840)	Ps.	(7,127)

9.	Financial results, net:

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Generated by assets:
Interest income	Ps.	17,574	Ps.	3,993	Ps.	2,258
Interest on discount by assets		(1,693)		—		—
Results from derivative instruments		79,874		—		(5,739)
Financial operating net results		29,704		(140,300)		(8,746)
Exchange loss		(71,353)		(52,085)		(37,884)
Loss on exposure to inflation		(12,738)		(7,402)		22,381
Other		—		(9)		—

	Ps.	41,368	Ps.	(195,803)	Ps.	(27,730)

Generated by liabilities:
Interest on discount by liabilities	Ps.	32,063	Ps.	—	Ps.	—
Discounts		36,868		—		(55)
Exchange gain / (loss)		260,033		(267,177)		(60)
Gain on exposure to inflation		10,823		21,514		—
Financial expenses		(65,710)		(64,291)		(71,563)

		274,077		(309,954)		(71,678)

Financial results, net	Ps.	315,445	Ps.	(505,757)	Ps.	(99,408)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

10.	Other income (expenses), net:

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Other income:
Gain on early redemption of debt (i)	Ps.	13,030	Ps.	—	Ps.	—
Gain from the sale of intangible assets		2,132		—		—
Gain from the sale of fixed assets		—		—		33
Other		3,140		926		2,950

	Ps.	18,302	Ps.	926	Ps.	2,983

Other expenses:
Unrecoverable VAT	Ps.	(1,178)	Ps.	(1,686)	Ps.	(3,869)
Donations		(5,944)		(328)		(2,215)
Provision for contingencies		(3,869)		—		—
Debit and credit tax		(955)		(2,177)		(873)
Other		(3,481)		(1,592)		(1,943)

		(15,427)		(5,783)		(8,900)

Other income (expenses), net	Ps.	2,875	Ps.	(4,857)	Ps.	(5,917)

(i)	During the year ended June 30, 2003, APSA redeemed Senior Notes for Ps. 82.6 million, at different prices below par plus accrued interest. In connection with the redemption, APSA recorded a gain of Ps. 13.0 million. Such gain is net of a charge of Ps. 2.3 million relating to the amortization of deferred financing costs associated with the redeemed obligations.

11.	Issuance of IRSA Convertible Notes

On November 21, 2002, the Company issued US$ 100 million of 8% convertible notes due 2007 (“IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85 million in cash and the settlement of certain liabilities (See Note 5.i.). In accordance with the agreement, IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of antidilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of antidilution provisions. In accounting for this issuance, no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of IRSA Convertible Notes were mainly allocated to the settlement and restructuring of the debts existent at the date and to finance Company’s working capital.

As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price was decreased to US$ 0.54505 and the warrants exercise price was decreased to US$ 0.65406.

In April and May 2003, holders of US$ 7 IRSA Convertible Notes exercised its conversion rights and, as a result, the Company issued 12,531 shares of common stock. At June 30, 2003 the outstanding balance of IRSA Convertible Notes amounted to US$ 99,993.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

12.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of Transaction / caption	Income (Loss) included in the statements of income for the year ended June 30,						Balance receivable (payable)as of June 30,
			2003		2002 (As restated)		2001 (As restated)		2003		2002 (As restated)
APSA.	An equity investee of the Company during 2002 and 2001 (i)

Current mortgages and leases receivables, net

Non-current mortgages and leases receivables, net

Other non-current receivables

Current account payable

Other current liabilities

Other non-current liabilities

Sales and developments

Accrued interest

			Ps.	— — — — — — — —	Ps.	— — — — — — — 12,013	Ps.	— — — — — — 172 —	— — — — — — — —		Ps.	432 1,841 82,210 (157 (31 (565 — —	) ) )

BHSA.	Related party(ii)	Investments current Investments non-current Current mortgages and leases receivables, net Other current receivables Results from holding and operations		— — — — 5,136		— — — — (50,445)		— — — — (24,140)	— 23,677 — — —			12,946 6,198 2 1 —

Banco de Crédito y Securitización S.A..	Related party	Investments non-current		—		—		—	7,007			7,007

Cresud S.A.C.I.F. y A..	Shareholder of the Company	Current mortgages and leases receivables, net Other current receivables Current account payable Other current liabilities Accrued interest Rental income Sales and developments		— — — — (197 — —)		— — — — 461 165 —		— — — — — 370 140	1 405 (62 (261 — — —	) )		148 — (47 (6 — — —	) )

Alto Invest S.A..	Subsidiary of APSA.	Rental income		—		—		20				—

Altocity.com S.A..	Subsidiary of E-Commerce S.A., an equity investee of APSA.	Current mortgages and leases receivables, net Other current receivables Other current liabilities Rental income Sale and developments		— — — 102 —		— — — 233 —		— — — 370 156	71 84 (79 — —)			60 — — — —

Tarshop S.A..	Subsidiary of APSA.	Current mortgages and leases receivables, net Other current liabilities Other current receivables Rental income Accrued interest		— — — 44 —		— — — 81 (6)		— — — — —	4 60 — —			12 (3 — —)

Dolphin Fund Management S.A..	Related party	Current mortgages and leases receivables, net Other current receivables Current account payable Other current liabilities Rental income Sale and developments Accrued interest		— — — — — 17 (32)		— — — — 151 — —		— — — — 66 134 —	22 19 (109 (185 — — —	) )		144 65 (51 — — — —)

Emprendimientos Recoleta S.A..	Subsidiary of APSA	Other current receivables Current account payable Accrued interest		— — —		— — —		— — 90	— — —			22 (4 —)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

12.	Balances and transactions with related parties (continued)

Company	Relation	Description of Transaction / caption	Income (Loss) included in the statements of income for the year ended June 30,			Balance receivable (payable)as of June 30,
			2003	2002 (As restated)	2001 (As restated)	2003	2002 (As restated)
Fibesa S.A..	Subsidiary of APSA.	Other current receivables Current account payable Other current liabilities Sale and developments	— — — —	— — — —	— — — 33	9 (2 — —)	— (3 — —)

Futuros y opciones.com..	Subsidiary of Cresud, a shareholder of the Company	Current mortgages and leases receivables, net		—	48		—

Hoteles Argentinos S.A..	Related party	Accrued interests		—	(1,928)		—

Latin American Econetworks N.V..	Equity investee	Rental income Sale and developments		— —	233 35		— —

Alternativa Gratis S.A..	Related party	Current mortgages and leases receivables, net Accrued interest Rental income Sale and developments	— — — —	— — 126 —	— (1 145 44)	5 — — —	1 — — —

Red Alternativa S.A..	Related party	Current mortgages and leases receivables, net Other current receivables Rental income Sale and developments Expenses to be recover	— — 119 — 65	— — 53 —	— — — 99	34 3	6 — — —

Valle de las Leñas S.A.	Equity investee.	Accrued interest	76	—	—	—	—

Llao Llao Resorts S.A.	Equity investee.	Other current liabilities Accrued interest	— (61)	— —	— —	(425 —)	— —

Managers, directors and other staff of the Company.	Related parties(iii)	Other current receivables(personnel loans) Other non-current receivables (personnel loans) Expenses	— — 3	— — 135	— — 394	36 17 —	205 167 —

Parque Arauco	Shareholder of APSA.	Other current liabilities	—	—	—	(2,155)	—

Goldman Sachs	Shareholder of APSA.	Other current liabilities	—	—	—	(7)	—

Dalor	Minority shareholder of Tarchop S.A., a majorty-owned subsidiary of APSA	Other current liabilities	—	—	—	(173)	—

E-Commerce	Equity investee.	Other current receivables	—	—	—	17	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

12.	Balances and transactions with related parties (continued)

(i)	On July 20, 2001, the Company’s board of directors approved to grant APSA several loans to finance transactions related to its swap agreement (the “Loan Agreements”). On February 8, 2002 the Company and Parque Arauco signed subordination agreements in order to subordinate the payment of that Loans Agreements to the payment of the Senior Notes. The interest rate associated to the Loan Agreements is the lesser of (i) variable cost of money for us in operations of up to 30 days and, (ii) the average of the last five BADLAR rates for US dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. At June 30, 2002, the outstanding balance of these loans amounted to Ps. 73.1 million and beared an annual interest rate of 10 % plus CER. On August 20, 2002 the Company subscribed convertible notes issued by APSA mainly applying the loan above-mentioned for a total amount of US$ 27.2 million. As of June 30, 2003 the Company suscribed an additional amount of US$ 2.6 million.
(ii)	The Company is a shareholder of BHSA.
(iii)	The Company provided loans and advances to employees and directors, the balances of which amounted to Ps.53 and Ps. 372 as of June 30, 2003 and 2002, respectively. Such balances are to be repaid via scheduled payroll deductions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

13.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2003 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature Between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments	Ps.	5,182	Ps.	1,070	Ps.	1,322	Ps.	3,397	Ps.	11,351	Ps.	—	Ps.	128,134	Ps.	422,409	Ps.	572,865
Mortgages and leases receivable, net		18,070		4,028		1,144		1,085		2,777		11,165		102		—		38,371
Other receivables and prepaid expenses		4,915		1,416		1,158		417		67,396		702		3,539		56,530		136,073

	Ps.	28,167	Ps.	6,514	Ps.	3,624	Ps.	4,899	Ps.	81,524	Ps.	11,867	Ps.	131,775	Ps.	478,939	Ps.	747,309

Liabilities
Trade accounts payable	Ps.	20,774	Ps.	276	Ps.	325	Ps.	975	Ps.	3,609	Ps.	3,455	Ps.	—	Ps.	—	Ps.	29,414
Customer advances		4,842		3,025		2,690		2,389		25,260		150		116		—		38,472
Salaries and social security payable		4,059		639		428		—		—		—		267		—		5,393
Mortgages payable		—		—		—		2,100		—		—		—		—		2,100
Short and long term debt		70,081		7,108		5,298		(55)		592,104		159		4,843		—		679,538
Taxes payable		4,557		5,134		2		85		74		—		—		1,610		11,462
Other liabilities		7,253		9,503		6,003		560		2,648		157		5,260		4,683		36,067

	Ps.	111,566	Ps.	25,685	Ps.	14,746	Ps.	6,054	Ps.	623,695	Ps.	3,921	Ps.	10,486	Ps.	6,293	Ps.	802,446

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments	Ps.	28,828	Ps.	2,962	Ps.	82,943	Ps.	5,822	Ps.	27,334	Ps.	424,976	Ps.	572,865
Mortgages and leases receivable, net		733		630		306		1,159		34,555		988		38,371
Other receivables and prepaid expenses		1,407		8,172		—		—		10,740		115,754		136,073

	Ps.	30,968	Ps.	11,764	Ps.	83,249	Ps.	6,981	Ps.	72,629	Ps.	541,718	Ps.	747,309

Liabilities
Trade accounts payable	Ps.	—	Ps.	3,609	Ps.	964	Ps.	—	Ps.	24,841	Ps.	—	Ps.	29,414
Customer advances		—		—		1,220		8,222		11,992		17,038		38,472
Salaries and social security payable		—		—		—		—		5,393		—		5,393
Mortgages payable		—		—		—		—		2,100		—		2,100
Short and long term debt		4,174		105,310		40,016		488,144		43,244		(1,350)		679,538
Taxes payable		—		—		—		—		9,778		1,684		11,462
Other liabilities		2,859		—		5,945		—		19,932		7,331		36,067

	Ps.	7,033	Ps.	108,919	Ps.	48,145	Ps.	496,366	Ps.	117,280	Ps.	24,703	Ps.	802,446

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

14.	Restricted assets

(i) In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, Puerto Retiro, the sole asset of which is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition of Puerto Retiro by the Company, Puerto Retiro had acquired the abovementioned land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result, the Federal Government, through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, requested the bankruptcy of Puerto Retiro. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land previously acquired from Tandanor. The Company is vigorously defending against this case. While there can be no assurance of success, the Company believes it is likely to prevail on the case and obtain a judgment in its favor.

(ii) In March 2003, the Company acquired a parcel of land in Barrio Parque (San Martin de Tours) for US$ 280 in cash plus US$ 750 to be paid through the transfer of title of the 25% of the apartments to be built on this land. The Company has mortgaged the land in favor of the seller as collateral for the obligations assumed in the acquisition.

(iii) In connection with the acquisition of additional interest in Santa María del Plata S.A., the Company pledged 2,460,041 shares of its interest in that company as collateral for the balance owed.

(iv) The Labor Court N° 55 decided the embargo of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

(v) On November 9, 2001, IRSA Inversiones y Representaciones S.A. (“the Company”) and GSEM/AP Holdings L.P. (“GSEM”) entered into a first amendment to the Shareholders’ Agreement entered into on February 25, 1998, which was followed by a second amendment dated November 27, which established, among other issues, the Company’s obligation to pay a total amount of US$ 13,135 to GSEM (called “GSEM Credit”), to be settled in two equal installments for a total amount of US$ 6,567 each, plus interest accrued at the time of payment, the first installment falling due on January 31, 2002 and the second on April 30, 2002. As a consequence of that obligation, the Company entered into a Share Trust Agreement pursuant to which the Company has assigned in trust, under the terms of Law No. 24,441, in favor of the Trustee (ABN AMRO BANK N.V.), all the shares it owns in Palermo Invest S.A. The Trustee shall not in any way transfer, pledge or otherwise assign all or part of the Company’s Shares to any Person and at all times shall vote the Shares in the manner instructed by the Company. Additionally, in no event shall GSEM be granted any rights under the terms of the Trust to request the Trustee to foreclose on the Company’s Shares. Upon the Company’s total fulfillment of its obligations to GSEM, the trustee must return the shares to IRSA under the terms and conditions of the trust agreed with the Trustee. As of June 30, 2003, the Company has fulfilled its obligations to GSEM.

(vi) On December 19, 2001, a subsidiary of APSA (Tarshop S.A.) entered into a guarantee trust agreement with HSBC Participaciones (Argentina) S.A. pursuant to which Tarshop S.A. transferred credit card receivables to the trust as collateral for the obligations assumed with HSBC Bank Argentina S.A. in connection with a Ps. 1.5 million loan granted on November 9, 2000.

(vii) As of June 30, 2003 the shares of Emprendimiento Recoleta S.A. (“ERSA”) are pledged in favor of Banco de la Provincia de Buenos Aires as collateral for certain obligations of the Company under the concession of Buenos Aires Design shopping center. These obligations were fulfilled as of the date of these consolidated financial statements. At June 30, 2003, the Company’s equity investment in that Company amounted to Ps. 14.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

15.	Derivative instruments

From time to time, the Company utilizes certain financial instruments as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its net investment in foreign operations.

The Company’s derivative activity during 2003, 2002 and 2001 is presented below:

-	Interest rate swap agreement

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, APSA had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the agreement, APSA was required to make a deposit of US$ 50.0 million with the counterparty. Prior to the adoption of the new accounting standards, the fair value of the swap agreement had not been recognized in the APSA financial statements. Any differential to be paid or received under this agreement had been accrued and recognized as an adjustment to interest expense in the statements of income. As described in Note 3.d., the Company adopted new accounting standards on July 1, 2002 pursuant to which the swap agreement is carried on the consolidated balance sheet at fair market value. The Company has restated its prior year financial statements to give retroactive effect to the newly accounting standards. See also Note 3.d. for details effects of the restatement. The fair market value of the swap agreement amounted to US$ (47.1) million at June 30, 2003. During the year ended June 30, 2003, the Company recognized a gain of Ps. 79.9 million. The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

-	Forward-exchange contract to hedge a portion of its net investment in a foreign operation

On February 7, 2000, the Company entered into a six-month foreign currency forward-exchange contract to sell Brazilian Reais (“BR”) 28,050,000 at 1US$=1.87BR, when the spot rate was 1US$=1.77BR. The Company considered this forward contract as an economic hedge of a portion of its net investment in Brazil Realty. During fiscal year 2001, the Company recognized a loss of Ps. 0.67 million relating to this contract.

-	Foreign currency forward-exchange contracts

During fiscal years 2001 and 2002, the Company used foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. At June 30, 2001, the Company had three outstanding foreign currency forward-exchange contracts with financial institutions to sell an aggregate amount of US$ 16.8 million maturing August 2001, and one foreign currency forward-exchange contract to sell US$ 10.0 million maturing in September 2001. The Company recognized a net gain of Ps. 5.9 million and Ps. 0.45 million for the years ended June 30, 2002 and 2001, respectively, related to these contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

15.	Derivative instruments (continued)

-	Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 29.3 million with maturities through August 2001. As of June 30, 2001, interest rate payable was at a variable rate of 22.3% and interest rate receivable was at a fixed rate of 10.15%. Any differential to be paid or received was accrued and was recognized as an adjustment to interest expense in the statements of income. The related accrued receivable or payable was included as an adjustment to interest payable. As described in Note 3.d., the Company adopted new accounting standards on July 1, 2002 pursuant to the swap agreements is carried on the consolidated balance sheet at fair market value. The Company has restated its prior year financial statements to give retroactive effect to the newly accounting standards.

16.	Mortgage receivable securitization

On November 2, 2001 the Company entered into a securitization program with Banco Sudameris (“BS”). Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgages receivable to a Trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgages receivable sold under this program were excluded from accounts receivable in the consolidated financial statements. The Company’s retained interest in Class A, B and C debt securities are valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method. As a result of the economic measures issued by the Argentine government, the mortgages receivables transferred to the trust as well as the certificates issued by the trust were converted into Argentine pesos at the exchange rate of Ps.1 per US$ 1. In addition, such balances are being adjusted by CER or “coeficiente de estabilización de referencia”, an adjusting index that approximates inflation.

17.	Tarshop credit card receivables securitization

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

17.	Tarshop credit card receivables securitization (continued)

The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable balances to Trusts in exchange for Ps. 80.6 million in net cash proceeds. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.2 million.

18.	Income taxes

As described in Note 4.p, the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Income tax (benefit) expense for the years ended June 30, 2003, 2002 and 2001 consists of the following:

	2003		2002 (As restated)		2001 (As restated)
Current income tax expense (benefit)	Ps.	3,532	Ps.	8,474	Ps.	3,528
Deferred income tax benefit (expense)		(4,938)		(6,244)		(41,311)

Income tax expense (benefit)	Ps.	(1,406)	Ps.	2,230	Ps.	(37,783)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2003 and 2002 are presented below:

	Balances at beginning of year		Balances at year-end
Deferred tax assets (liabilities):
Investments	Ps.	(6,300)	Ps.	1,881
Accounts receivable		(517)		6,368
Other receivables and prepaid expenses		—		971
Inventory		1,270		12
Fixed assets		(1,590)		(12,978)
Intangible assets		(395)		(1,881)
Short-term and long-term debt		20,047		13,488
Other liabilities		264		5,152
Tax loss carryforwards		168,683		97,189
Valuation allowance		(178,760)		(45,675)

Net deferred income tax asset (liability)	Ps.	2,702	Ps.	64,527

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

18.	Income taxes (continued)

Income tax (benefit) expense for the years ended June 30, 2003, 2002 and 2001 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax (loss) income as a result of the following:

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Pretax income (loss)		285,039		(541,493)		(79,612)
Statutory income tax rate		35%		35%		35%
Income tax (benefit) expense at statutory tax rate on pretax (loss) income	Ps.	99,764	Ps.	(189,523)	Ps.	(27,864)
Non-deductible expenses		8,538		2,734		1,689
Net loss (gain) in related companies net of intercompany transactions		56,901		(38,689)		26,819
Change in valuation allowance		(133,085)		134,510		(7,441)
Inflation adjustment, net of impairment effect		(12,925)		95,109		—
Others, net		(20,599)		(1,911)		(30,986)

Income tax (benefit) expense	Ps.	(1,406)	Ps.	2,230	Ps.	(37,783)

As of June 30, 2003, the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 277.6 million, which expire at various dates beginning 2004 and ending 2006.

19.	Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Numerator:
Net income (loss) available to common shareholders	Ps.	286,445	Ps.	(543,723)	Ps.	(41,830)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		14,064		—		—
Foreign currency exchange gain		(72,999)		—		—
Income tax effects		20,627		—		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	248,137	Ps.	(543,723)	Ps.	(41,830)

Denominator:
Weighted-average number of shares outstanding	Ps.	209,840	Ps.	207,412	Ps.	204,189
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		229,209		—		—

Adjusted weighted-average number of shares	Ps.	439,049	Ps.	207,412	Ps.	204,189

Basic and diluted EPS:
Basic EPS	Ps.	1.37	Ps.	(2.62)	Ps.	(0.20)
Diluted EPS	Ps.	0.57	Ps.	(2.62)	Ps.	(0.20)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2003, 2002 and 2001

(In thousands of Argentine Pesos, except share data as otherwise indicated)

20.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of June 30,
	2003	2002 (As restated)	2001 (As restated)
Cash and banks	87,182	27,903	11,833
Current investments	139,105	41,348	100,804

Total cash and banks and current investments as per balance sheet	226,287	69,251	112,637
Less: Items not considered cash and cash equivalents
- Mutual funds	29,741	—	15,221
- Government bonds	3,124	—	14,402
- Retained interest in transferred mortgages receivable	1,324	—
- Retained interest in transferred credit card receivable	4,719	—
- Banco Hipotecario S.A.	—	12,946	23,655
- Telecom Argentina S.A.	—	27,928	19,497
- Commercial bonds	—	—	1,589
- Other investments	37	—	886

Cash and cash equivalents as shown in the statement of cash flows	187,342	28,377	37,387

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

As discussed in Notes 3.c. and 4.o., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of the CNV regulations represent a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

I.	Differences in measurement methods

The following reconciliation to US GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation through February 28, 2003, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

Reconciliation of net income (loss):	Year ended June 30,
	2003		2002 (Restated)		2001 (Restated)
Net income (loss) under Argentine GAAP	Ps.	286,445	Ps.	(543,723)	Ps.	(41,830)
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 21.I.(b))		8,560		(154,486)		92,100
Accounting for marketable securities (Note 21.I.(c))		(8,857)		(4,188)		23,878
Accounting for derivatives and hedging activities (Note 21.I.(d))		—		(7,586)		—
Accounting for options to acquire marketable securities (Note 21.I.(e))		—		—		17,491
Non-contributory management stock ownership plan (Note 21.I.(f))		(38,941)		(12,980)		(17,618)
Depreciation of fixed assets (Note 21.I.(g))		(2,396)		9,342		(2,605)
Pre-operating and organization expenses (Note 21.I.(h))		5,175		1,736		(827)
Depreciation and amortization expense (Notes 21.I.(i) and (k))		4,795		134		134
Securitization accounting (Note 21.I.(j))		5,469		(2,264)		—
Present-value accounting (Note 21.I.(l))		(8,026)		—		—
Restoration of previously recognized impairment losses (Note 21.I.(m))		(25,384)		—		—
Accounting for convertible notes (Note 21.I.(n))		(10,468)		—		—
Reversal of gain recognized on trouble debt restructuring (Note 21.I.(o))		(30,153)		—		—
Deferred charges (Note 21.I.(q))		213		—		—

Carry forward	Ps.	186,432	Ps.	(714,015)	Ps.	70,723

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income (loss):	Year ended June 30,
	2003		2002 (Restated)		2001 (Restated)
Brought forward	Ps.	186,432		(714,015)		70,723

Amortization of fees related to APSA senior notes (Note 21.I.(r))		503		—		—
Software obtained for internal use (Note 21.I.(s))		129		—		—
Accounting for changes in interest in consolidated affiliated companies (Note 21.I.(t))		(20)		—		—
Deferred income tax (Note 21.I.(u))		1,646		(32,743)		(45,555)
Minority interest (Note 21.I.(v))		2,558		15,288		(2,667)

Net income (loss) under US GAAP	Ps.	191,248	Ps.	(731,470)	Ps	22,501

Earnings per share under US GAAP (Note 21.II.(k):
Basic net income (loss) per common share	Ps.	0.91	Ps.	(3.53)	Ps.	0.11
Diluted net income (loss) per common share	Ps.	0.47	Ps.	(3.53)	Ps.	0.11

Reconciliation of shareholders’ equity:	As of June 30,
	2003		2002 (Restated)
Total shareholders’ equity under Argentine GAAP	Ps.	809,186	Ps.	522,720
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 21.I.(b))		(2,214)		(81,452)
Depreciation of fixed assets (Note 21.I.(g))		(5,617)		(3,221)
Pre-operating and organization expenses (Note 21.I.(h))		(1,610)		(3,358)
Mortgage payable with no stated interest rate (Note 21.I.(i))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 21.I.(k))		20,813		(3,697)
Depreciation and amortization expense (Note 21.I.(i) and (k))		698		637
Securitization accounting (Note 21.I.(j))		(2,199)		(3,309)
Present-value accounting (Note 21.I.(l))		(8,026)		—
Restoration of previously recognized impairment losses (Note 21.I.(m))		(25,384)		—
Accounting for convertible notes (Note 21.I.(n))		25,723		—
Reversal of gain recognized on trouble debt restructuring (Note 21.I.(o))...		(30,153)		—
Appraisal revaluation of fixed assets (Note 21.I.(p))		(3,953)		—
Amortization of fees related to APSA senior notes (Note 21.I.(r))		(999)		—
Software obtained for internal use (Note 21.I.(s))		(186)		—
Deferred income tax (Note 21.I.(u))		(227,977)		(66,078)
Minority interest (Note 21.I.(v))		84,620		10,037

Shareholders’ equity under US GAAP	Ps.	630,693	Ps.	370,250

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

Description of changes in shareholders’ equity under US GAAP:	For the year ended June 30,
	2003		2002
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	370,250	Ps.	986,537

Amortization of deferred compensation expense		38,941		12,980
Conversion of debt into common shares		21		—
Additional paid-in-capital		23,524		—
Foreign currency translation adjustment		—		112,399
Unrealized gain (loss) on available-for-sale securities		5,669		(8,495)
Unrealized gain (loss) on retained interest in securitization programs		1,049		(646)
Unrealized loss on available-for-sale securities on equity investees		(9)		(1,055)
Net income (loss) under US GAAP		191,248		(731,470)

Shareholders’ equity under US GAAP at the end of the year	Ps.	630,693	Ps.	370,250

(a)	Restatement of Argentine GAAP figures and its effects on the US GAAP reconciliation

As more fully described in Note 3.d, effective July 1, 2002 the Company adopted new accounting standards related to valuation and disclosure criteria. As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standards, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied for prospectively.

As a result, the US GAAP reconciliation footnote has also been restated to reflect the above-mentioned changes in accounting standards. However, this restatement did not affect the originally reported US GAAP amounts of consolidated net (loss) income for the years ended June 30, 2002 and 2001 and of consolidated shareholders’ equity as of June 30, 2002.

(b)	Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 8.6 million, Ps. (154.4) million and Ps. 92.1 million for the years ended June 30, 2003, 2002 and 2001, respectively. As discussed in Note 3.b.(iii), early fiscal year 2003 the Company obtained a controlling interest in APSA through the acquisition of additional ownership / interest. As such, the Company changed the method of accounting from the equity method to the consolidation as from July 1, 2002. As a result, the 2003 US GAAP adjustments related to APSA are reflected on separate reconciling items and were not included as part of this adjustment.

As discussed in Note 3.d, the Company and its subsidiaries adopted new accounting standards effective July 1, 2002. As required by Argentine GAAP, the Company has restated its prior year financial statements to reflect such changes on a retroactive basis. As a result, this US GAAP adjustment has also been restated to reflect the impact of such changes on the differences between Argentine and US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Impact of US GAAP adjustments on equity investees (continued)

Following is a description of the significant differences between Argentine GAAP and US GAAP, as they relate to the Company’s equity investees, after the abovementioned change in accounting principles:

(i)	Foreign currency translation adjustments

Under Argentine GAAP, financial statements of foreign unconsolidated equity investees were translated to Argentine pesos on the basis of the financial statements of such subsidiaries expressed in the local currency of the country of origin. The method of translation involved the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. Average exchange rates were used for the translation of the accounts, which made up the results of the periods. The net gain on translation was included within “Financial results, net”, as gain / (loss) on exposure to inflation.

Under US GAAP, financial statements of foreign unconsolidated subsidiaries were translated into Argentine pesos following the guidelines established in SFAS No. 52, “Foreign Currency Translation”. Under SFAS No. 52, there are two methods of translation: the current rate method and the monetary/non-monetary method.

- In the case of foreign subsidiaries whose local currency is the functional currency, the current rate method of translation is used. This method involves the translation of assets and liabilities at the exchange rate in effect at the end of each period. Average exchange rates are applied for the translation of the accounts that make up the results of the periods. In this case, translation adjustments are recorded as a separate component of shareholders’ equity. The Company applied the current rate method to translate financial information of its Brazilian equity investee. As discussed in Note 3.g., the Company sold its equity ownership interest in its Brazilian subsidiary effective February 28, 2002.

- In the case of foreign subsidiaries operating in economies designated as highly inflationary, pursuant to SFAS No. 52 and Emerging Issues Task Force (“EITF”) D-55, “Determining a Highly Inflationary Economy”, the monetary/non-monetary method of translation is used. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates are applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which are translated using historical exchange rates. Translation adjustments are included in the consolidated statement of income. The Company applied the monetary / non-monetary method to translate financial information of its Venezuelan equity investee. As discussed in Note 3.g., the Company sold its equity ownership interest in its Venezuelan subsidiary effective December 18, 2000.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Impact of US GAAP adjustments on equity investees (continued)

(ii)	Accounting for mandatorily redeemable convertible securities

As discussed in Note 3.f., on December 27, 2000, the shareholders of ITNV entered into an agreement with the Investors, under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. On or after December 27, 2005, ITNV is required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

Under Argentine GAAP, the issuance of preferred stock by ITNV to the Investors decreased the Company’s percentage of ownership in ITNV from 62% to 49% and the value assigned to the ITNV’s preferred stock issued under the transaction was substantially more than the Company’s carrying amount per share of ITNV stock, thus triggering a change in the Company’s interest in ITNV. The change in the Company’s interest resulted in the recognition of a deferred gain of Ps. 3.3 million since ITNV was and continued to be in a development stage and the recoverability of the gain is not assured. This gain is being amortized to income as the investee incurs operating losses.

Under US GAAP, the issuance of preferred stock by ITNV to the Investors did not change the Company’s percentage of ownership in ITNV as the Series A mandatorily redeemable convertible stock was recorded as temporary equity in ITNV and is being accreted to its redemption value. Accretion was included in minority interest as a charge against income. In relation with the options granted, at June 30, 2003, exercise price exceeds the fair market value and, accordingly, no compensation expense has been recognized.

(iii)	Other US GAAP adjustments

Other significant differences that give rise to US GAAP adjustments on equity investees are as follows: (i) the deferral of certain pre-operating, organization and advertising expenses under Argentine GAAP which are expensed as incurred under US GAAP; (ii) the accounting for web site development costs in accordance with EITF No. 00-02; (iii) differences between SFAS No. 109 and RT 17 in accounting for deferred income taxes; and (iv) the accounting for available-for-sale securities.

(c)	Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in debt and equity securities are carried at market value with unrealized gains and losses, if any, included in the statement of operations.

Under US GAAP, the Company has classified these investments as available-for-sale and is carrying these investments at market value with material unrealized gains and losses, if any, included in stockholders’ equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Specific identification was used to determine cost in computing realized gain or loss. The Company’s investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(c)	Accounting for marketable securities (continued)

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Accordingly, during fiscal years 2002 and 2003, the Company recognized in earnings unrealized holding losses amounting to Ps. 51,405 and Ps. 7,697, respectively.

During the years ended June 30, 2003, 2002 and 2001, proceeds from the sale of available-for-sale securities were Ps. 299.2 million, Ps. 5.2 million and Ps. 47.6 million, respectively. Gross realized (loss) gain was Ps. (6.6) million, Ps. (16.9) million and Ps. 3.5 million for the years ended June 30, 2003, 2002 and 2001, respectively.

The Company’s investments consist of the following (in thousands):

	Cost		Fair Value		Gross Unrealized
					Gain		Loss
June 30, 2001
Dolphin Fund	Ps.	12,862	Ps.	15,221	Ps.	2,359	Ps.	—
BHSA		64,460		56,665		—		7,795
Telecom Argentina		20,296		19,497		—		799
Pérez Companc		1,005		881		—		124
Bocon PRO 1		15,503		14,402		—		1,101

	Ps.	114,126	Ps.	106,666	Ps.	2,359	Ps.	9,819

June 30, 2002
Dolphin Fund	Ps.	31,198	Ps.	27,926	Ps.	—	Ps.	3,272
BHSA (i)		68,693		17,288		—		51,405

	Ps.	99,891	Ps.	45,214	Ps.	—	Ps.	54,677

June 30, 2003
Dolphin Fund	Ps.	31,198	Ps.	29,738	Ps.	—	Ps.	1,460
BHSA		16,913		23,678		6,765		—
O’higgins Fund (i)		8,460		7,450		—		1,010
Morgan Stanley FCI (i)		27,019		26,333		—		686
Citibank Fund (i)		12,941		9,863		—		3,078
Río Bank Fund (i)		1,538		1,536		—		2
Optium Fund		714		717		3		—
Raymond Fund		2,417		2,417		—		—
ABN- Asset Management		1,534		1,540		6		—
Deutche Fund (i)		20,198		17,277		—		2,921
Other mutual funds		5,299		5,314		15		—
Government bonds		1,330		1,620		290		—

	Ps.	129,561	Ps.	127,483	Ps.	7,079	Ps.	9,157

(i)	The decline in the fair market value of these investments was considered other-than temporary in accordance with SFAS No. 115 and, as a result, reported in earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(d)	Accounting for derivatives and hedging activities

As discussed in Note 15, from time to time, the Company utilizes certain financial instruments as a supplement to reduce its overall financing costs. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its investment in foreign operations.

As discussed in Note 3.d., effective July 1, 2002 the Company adopted new accounting standards. Pursuant to this adoption, the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings. As required by Argentine GAAP, the Company has restated its prior year financial statements to reflect such changes in accounting principles, on a retroactive basis.

Under US GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”) as from July 1, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under US GAAP, the Company’s derivative instruments outstanding at June 30, 2003 and 2002 do not qualify for hedge accounting treatment under SFAS No.133. As such, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

As a result, this US GAAP adjustment has also been restated to reflect the impact of such changes on the differences between Argentine and US GAAP. As discussed below, the income statement difference between Argentine GAAP and US GAAP shown in the US GAAP reconciliation for the year ended June 30, 2002 relates to a foreign forward-exchange contract entered into by the Company in the past to hedge a portion of its net investment in its foreign operations.

On February 7, 2000, the Company entered into a six-month foreign currency forward-exchange contract to sell Brazilian Reais (“BR”) 28,050,000 at 1US$=1.87BR, when the spot rate was 1US$=1.77BR. The Company considered this forward contract as a economic hedge of a portion of its net investment in its Brazilian subsidiary. At June 30, 2002 and 2001, the Company had no outstanding contracts designated as hedges of its net investment in foreign operations. Under Argentine GAAP, gains and losses under this contract were recognized in earnings. Under US GAAP, until June 30, 2000 the Company recorded premiums and gains and losses on forwards exchange contracts in other comprehensive income (OCI) in the same manner as the translation adjustment was recorded. Effective July 1, 2000, the Company adopted SFAS No. 133. SFAS No. 133 requires that forward contracts qualifying for hedge accounting of a net investment in a foreign operation be recorded on the balance sheet as an asset at fair value with the corresponding gain or loss recorded in OCI. Accordingly, the adoption of SFAS No. 133 did not have any impact on the Company’s financial position and results of operations. Prospectively, under US GAAP, the entire cumulative change in the fair value of the instrument that hedges a net investment in a foreign operation can be recorded in OCI as long as it does not exceed the translation adjustments for the net investment on an after-tax basis. Any excess of the hedging derivative’s changes in fair value, however, must be recorded in current earnings. As discussed in Note 3.g, the Company sold its equity ownership interest in its Brazilian subsidiary during the year ended June 30, 2002. Therefore, the accumulated after-tax loss recorded within other comprehensive income at June 30, 2001 was reclassified into earnings during the year ended June 30, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(d)	Accounting for derivatives and hedging activities (continued)

Additional disclosure requirements

The Company’s policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked to market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated, or exercised; when the derivative is dedesignated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

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

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in OCI will be recognized immediately in earnings. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in OCI and will be recognized when the transaction affects earnings; however, prospective hedge accounting, for this transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

(e)	Accounting for options to acquire marketable securities

As discussed in Note 5.b.(i), in February 1999 the Company acquired 3,697,500 options to purchase certain marketable securities for Ps. 4.0 million in cash, of which 1,000,000 were sold in June 2001 for a total consideration of Ps. 3.5 million, resulting in a gain of Ps. 2.5 million. Under Argentine GAAP, these options were originally recorded at cost adjusted for inflation as described in Note 3.c. As described in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the options are carried at their fair market value on the consolidated balance sheet. Changes in the option’s fair market value are reported in earnings. As required by Argentine GAAP, the Company has restated its prior year financial statements to reflect such changes in accounting principles, on a retroactive basis. As a result, this US GAAP adjustment has also been restated to reflect the impact of such changes on the differences between Argentine and US GAAP.

Under US GAAP, the Emerging Issues Task Force (“EITF”) reached a consensus in EITF No. 96-11 “Accounting for Forward Contracts and Purchased Options to Acquire Securities covered by FASB Statement No. 115”, that forward contracts and purchased options with no intrinsic value at acquisition that are entered into to purchase securities, requiring physical settlement of the securities and that will be accounted for under Statement No. 115, should, at inception, be designated as held-to-maturity, available-for-sale, or trading and accounted for in a manner consistent with the accounting prescribed by Statement No. 115 for that category of securities. Accordingly, options were designated as available-for-sale securities and recorded at fair value with unrealized gains and losses excluded from income and reported as a separate component of shareholders’ equity. In addition, the time value component of the cost of such options was amortized over the life of the respective options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Accounting for options to acquire marketable securities (continued)

As discussed in Note 19.I.(d), the Company adopted SFAS No. 133 and its corresponding amendments on July 1, 2000. SFAS No. 133 partially nullified EITF 96-11 and stated that if the asset to which the underlying to the derivative contract is readily convertible to cash, the related options addressed in EITF 96-11 are derivative instruments within the scope of SFAS No. 133. As such, purchased options that are derivatives subject to SFAS No. 133 should be recognized as assets and measured at fair value. SFAS No. 133 addresses the accounting for changes in the fair value of a derivative. The accounting for changes in the fair value (that is gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. The Company has not designated this derivative-type contract as a hedge. As such, gains and losses should be recognized currently in earnings.

The difference between Argentine GAAP and US GAAP shown in the US GAAP reconciliation relates to the different accounting treatment followed under US GAAP prior to the adoption of SFAS No. 133. Upon adoption, in accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative-effect type adjustment of Ps. 17.5 million gain (Ps. 23.0 million net of tax) in earnings during the year ended June 30, 2001 to reclassify the cumulative amount reported in OCI at June 30, 2000.

(f)	Noncontributory management stock ownership plan

As discussed in Note 6.e., on October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted options to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”). On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. As of June 30, 1998, the EPA had not yet been implemented. On October 1, 1998, the Company issued 21,090,024 shares to be subscribed by the Beneficiaries and, on August 31, 1999, the Company and the Beneficiaries entered into a Subscription Agreement pursuant to which the Beneficiaries purchased from the Company the abovementioned amount of shares at Ps. 1.0 per share.

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

Under Argentine GAAP, the Company accounted for the issuance of the Participation Shares at the price of Ps. 1.0 per share. Consequently, no compensation expense was recognized in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Noncontributory management stock ownership plan (continued)

Under US GAAP, the Company adopted SFAS No. 123, “Accounting for Stock-Based Compensation.” This statement gave the Company the option of either (1) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations while providing the disclosures required under SFAS No. 123, or (2) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

In connection with the Company’s issuance of restricted stock to executive officers during the year ended June 30, 1999, the Company recorded unearned stock compensation of Ps. 97,355 for the difference between the issuance price of the restricted stock at date of issuance and the fair value of the shares of common stock subject to the awards. This amount was included as a reduction of stockholder’s equity and is being amortized on a straight-line basis over 7 years. The Company recognized stock compensation expense of Ps. 13,908 for each of the two years in the period ended June 30, 2000.

On May 31, 2001, the Company entered into a Confidential Separation Agreement and General Release (the “Agreement”) with its Chief Financial Officer (the “CFO”) pursuant to which the Company and the CFO set forth therein their mutual agreement with respect to all matters relating to the CFO’s resignation and cessation of employment with the Company and the CFO’s release of claims upon the terms set forth therein. The CFO formed part of one of the eight members of management who had been granted restricted shares pursuant to the NMSOP.

Pursuant to the Agreement, the Company accelerated the vesting of all of the restricted shares so as to allow the CFO to sell the shares as part of its termination settlement. On May 24, 2001, the CFO entered into a Purchase Agreement (the ‘Purchase Agreement”) with one of the principal shareholders of the Company and also a Beneficiary under the EPA, pursuant to which the CFO sold its respective shares in the Trust at a fixed price per share below the fair market value per share at the date of the Purchase Agreement. Therefore, no additional compensation cost was recognized.

In March 2000, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” - an interpretation of APB Opinion No. 25 (FIN 44). FIN 44 clarifies the application of APB No. 25 for only certain issues. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. The Company adopted FIN 44 beginning July 1, 2000. FIN 44 stipulates that a modification to accelerate the vesting of a fixed award effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested). Compensation cost is measured on the modification date. That cost is calculated as the excess of the award’s intrinsic value on the modification date over the award’s intrinsic value on the original measurement date, if any. That cost would be recognized as compensation cost if, absent the acceleration, the award would have been forfeited unexercisable (unvested) pursuant to the original terms. On September 11, 2000, the EITF issued EITF 00-23 “Issues Related to the Accounting for Stock Compensation” which further clarified this matter. The Task Force reached a consensus in EITF 00-23, that if the former employee is providing no substantive services to the grantor subsequent to the termination, the award should continue to be accounted for under Opinion 25, and the modification should be accounted for under FIN 44.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Noncontributory management stock ownership plan (continued)

Since the award’s intrinsic value on the modification date (Ps. 1.03 per share) is less than the award’s intrinsic value on the original measurement date (Ps. 4.62 per share), no additional compensation cost is to be recognized on the modification. However, the unearned compensation expense should be recognized to expense on the date the accelerated vesting occurs. As such, the Company recorded an additional loss of Ps. 3,710 for the year ended June 30, 2001. Total compensation expense was Ps. 12,980 and Ps. 17,618 for the years ended June 30 2002 and 2001, respectively.

As discussed in Note 6.e., at June 30, 2003 all the shares held by the trust had been sold and proceeds distributed to the beneficiaries. As a result, during the year ended June 30, 2003 the Company recognized in earnings the remaining portion of unearned compensation expense amounting to Ps. 38,941. No additional compensation cost was recognized since the award’s intrinsic value on the modification date was less than the award’s intrinsic value on the original measurement date.

Had compensation cost for the awards under the NMSOP been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company’s net income (loss) under US GAAP would have been decreased to the pro forma amounts indicated below:

	Year ended June 30, 2003		Year ended June 30, 2002		Year ended June 30, 2001
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
Net income (loss)	191,248	194,621	(731,470)	(730,346)	22,501	24,027
Net income (loss) before accounting changes	191,248	194,621	(731,470)	(730,346)	(519)	1,007
Basic net income (loss) per share	0.911	0.927	(3.53)	(3.52)	0.11	0.12
Basic net income (loss) per share before accounting changes	0.911	0.927	(3.53)	(3.52)	(0.003)	0.005
Diluted net income (loss) per share	0.47	0.48	(3.53)	(3.52)	0.11	0.12
Diluted net income (loss) per share before accounting changes	0.47	0.48	(3.53)	(3.52)	(0.003)	0.005

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected lives in days	129 days
Risk free interest rates	9.00%
Dividend yield	0.00%
Volatility	36.72%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Depreciation of fixed assets

Under Argentine GAAP, the Company depreciates office and apartment buildings over 50 years. For US GAAP purposes, determination of the useful lives of assets is judgmental and considers such factors as the condition and age of the buildings, the type of construction and the effects of usage by its owners or tenants. Accordingly, for US GAAP purposes, buildings would have been depreciated using an estimated useful life of 40 years.

As discussed in Note 4.e., during the year ended June 30, 2003 the Company recognized an impairment charge relating to certain properties. Since the net book value of such properties under US GAAP was lower than the net book value under Argentine GAAP, the US GAAP adjustment for the year ended June 30, 2002 also includes the partial reversal of such impairment.

(h)	Pre-operating and organization expenses

Under Argentine GAAP, the Company has capitalized certain expenses incurred relating to pre-opening activities and/or organization of subsidiaries and other expenses incurred in connection with project evaluations. These expenses are amortized on a straight-line basis over a 3/5-year period commencing upon the launching of the project. Under US GAAP, these expenses are charged to expense as incurred.

(i)	Mortgage payable with no stated interest

In 1991, the Company obtained a non-interest bearing mortgage with a face value of US$ 3.3 million to acquire a property (Suipacha 652/64). Under Argentine GAAP, the Company did not make any fair value adjustment for this non-interest bearing mortgage. Under US GAAP however, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, the non-interest bearing mortgage held by the Company was recorded at the estimated market value of the note. The Company used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt (calculated at Ps. 2,029 as of the date of issuance). This mortgage was fully repaid in November 1996. This adjustment gives rise to differences in depreciation expense.

(j)	Securitization accounting

As discussed in Notes 16 and 17, the Company has entered into securitization programs, through which the Company sold a portion of its mortgage receivable and credit card balances to trusts that issued certificates to public and private investors.

Under Argentine GAAP, to the extent the certificates are sold to third parties, the related transferred balances qualify as sales for financial statement purposes and as such the receivables are removed from the Company’s consolidated balance sheet. The remaining receivables in the trusts, which have not been sold to third parties, are reflected on the Company’s balance sheet as retained interests in transferred receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

Certain expenses associated with the securitization of credit card receivables were capitalized and are being amortized over the term of the agreements. Pursuant to the contractual agreements, the Company remains the servicer on the accounts and receives a fee for the services performed. Income from servicing activities is recognized as services are performed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Securitization accounting (continued)

Under US GAAP, the Company applies Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments Of Liabilities” (“SFAS No. 140”). SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 also requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was zero. In determining the estimated fair value, the Company considered the fees received as compensation just adequate to compensate the Company for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values). The retained interests in mortgage and credit card receivables are treated as a debt security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. A loss of Ps. 7.3 million was recognized from the sale of mortgages receivables during the year ended June 30, 2002.

SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Accordingly, the Company recognized in earnings during fiscal year 2003 unrealized holding losses amounting to Ps. 841.

The following summarizes the Company’s securitization activity:

	Year ended June 30, 2003		Year ended June 30, 2002
Proceeds from securitizations	Ps.	—	Ps.	18,761
Servicing fees received (i)		—		200

(i)	As from April 1, 2002, the Company is no longer the servicer on the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Securitization accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest for the years ended June 30, 2003 and 2002:

	Cost	Estimated unrealized loss	Fair value
Balance at June 30, 2001	Ps.—	Ps.—	Ps.—
Retained interest in portfolios sold	4,672	—	4,672
Unrealized loss	—	(1,045)	(1,045)

Balance at June 30, 2002	Ps.4,672	Ps.(1,045)	Ps.3,627
Incorporation of APSA (i)	5,194	(2,376)	2,818
Unrealized net gain (ii)	—	858	858

Balance at June 30, 2003	Ps.9,866	Ps.(2,563)	Ps.7,303

(i)	Represents the retained interest on transferred credit card receivables of APSA at the date of consolidation, net of retained interest liquidated during the year. The related unrealized loss was recognized by APSA in earnings during fiscal year 2002.
(ii)	Net of unrealized holding losses recognized in earnings during fiscal year 2003 amounting to Ps. 841.

As of June 30, 2003 and 2002, the gross net unrealized loss has been offset by a deferred tax benefit of Ps. 897 and Ps. 366, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. At June 30, 2003, the estimated cash flows have been discounted at 16% for mortgage receivables and 35% for credit card receivables. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2003 to changes to key assumptions:

	Impact on fair value of
	5% adverse change		10% adverse change
Discount rate	Ps.	(754,167)	Ps.	(1,439,671)

The above sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. The Company’s managed mortgage and credit card receivables consist of retained interests in mortgage and credit card receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interests in mortgage and credit card receivables ecuritizations on the consolidated balance sheet.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(k)	Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its business acquisitions. Accordingly, the fair market value of assets and liabilities acquired is estimated and the excess of the purchase price over the fair value, if any, is considered goodwill. In the event the fair value of the net assets acquired exceeds the consideration paid, the excess is amortized on a straight-line basis over the weighted-average remaining useful lives of the assets acquired. Under Argentine GAAP, such excess is classified as negative goodwill in the consolidated balance sheet. Under US GAAP, such excess would have been allocated to reduce the carrying value of the assets acquired.

The US GAAP adjustment reflects the application of certain US GAAP adjustments when estimating the fair value of such assets and liabilities, and is comprised of adjustments to goodwill and negative goodwill balances recorded under Argentine GAAP.

The differences in the carrying amount of negative goodwill give rise to differences in depreciation expense. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP gave rise to differences in amortization expense until June 30, 2002. As described in Note 21.II.(j), the Company adopted SFAS No. 142 effective at the beginning of fiscal year 2003. As required by this standard, under US GAAP the Company discontinued amortization of goodwill as from July 1, 2002. As a result, the 2003 US GAAP income adjustment primarily includes the reversion of the amortization charge recorded under Argentine GAAP.

(l)	Present-value accounting

As indicated in Note 4.k, under Argentine GAAP, certain other receivables and liabilities have been measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available saving accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. Additionally, as mentioned in Note 5 i. (iv), the Company has recorded a gain on early redemption of debt totaling Ps. 10.7 million. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

(m)	Restoration of previously recognized impairment losses

As discussed in Notes 4.(ii).c), and 4.e, as a result of an increase in fair market values and as required by Argentine GAAP, during fiscal year 2003 the Company partially reversed certain impairment charges that the Company had recognized during fiscal year 2002. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is amortized over the remaining useful life of the asset.

(n)	Accounting for convertible notes

As discussed in Note 11, in November 2002 the Company issued US$ 100 million of IRSA Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, IRSA Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. For Argentine GAAP purposes, no proceeds were allocated to the conversion feature and warrants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(n)	Accounting for convertible notes (continued)

Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which address how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that all of the unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants amounting to Ps. 61,268 would be recognized as additional paid-in capital and any unamortized discount would be immediately recognized as interest expense.

(o)	Reversal of gain recognized on trouble debt restructuring

As explained in Note 5.i., in November 2002 the Company completed the refinancing of the Loan Agreement and the IRSA Notes. Under Argentine GAAP, the restructuring of these debts was treated as an exchange of debt instruments with substantially different terms. As a result, the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. Gain on restructuring recorded in fiscal year 2003 amounted to Ps. 36.5 million (Ps. 31.7 million net of related expensed).

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(p)	Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore, this reserve has been reversed.

(q)	Deferred charges

Under Argentine GAAP, APSA has capitalized certain costs, which are being amortized on a straight-line method over 3 years. Under US GAAP, such costs were expensed as incurred.

(r)	Amortization of fees related to the APSA Senior Notes

Under Argentine GAAP, fees and expenses relating to the APSA Senior Notes are being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs are being amortized over the same period using the effective interest method of amortization. As discussed in Note 10(i), APSA redeemed a portion of its Senior Notes during fiscal years 2003. Under both Argentine GAAP and US GAAP, the Company expensed the unamortized portion of fees and expenses related to the redeemed obligations.

(s)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires certain costs be expensed as incurred. During the year ended June 30, 2003 the Company reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.1 million, related to costs that were capitalized under Argentine GAAP in prior years.

(t)	Accounting for changes in interest in consolidated affiliated companies

During fiscal year 2003 APSA acquired an additional 24% ownership interest in Alto Invest for a total consideration of Ps. 0.2 million. Under both Argentine GAAP and US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, was recognized in earnings. The difference respect the amount recognized under Argentine GAAP, totaling Ps. 20, relates to the effect of US GAAP adjustments at the date of acquisition. See Note 17.II.(b), for the income statement classification difference of this gain.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(u)	Deferred income tax

As discussed in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

(v)	Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

(a)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate entities typically are unclassified.

As discussed in Note 21.II.(o), under Argentine GAAP, the Company’s investments in LLR and ITNV were not consolidated for any of the periods presented. For US GAAP purposes, the Company possesses controlling financial interests in these companies. Accordingly, consolidation is appropriate under US GAAP.

In addition, under Argentine GAAP the Company has recognized the net deferred tax asset amounting to Ps. 64.5 million and 2.7 million at June 30, 2003 and 2002, respectively, as a non-current other receivable and a non-current liabilities. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the deferred taxes are classified according to the expected reversal date of the temporary differences. As of June 30, 2003 and 2002, Ps. 11.5 million and Ps. 1.6 million, respectively, would have been classified as current assets, and Ps. 53.0 million and Ps. 1.1 million, respectively, would have been classified as non-current assets.

As these differences have no effect on net income (loss) or on shareholders´ equity, no reconciling items are presented for US GAAP purposes.

(b)	Statement of operations classification differences

Gross revenue tax

As indicated in Note 3.d., the Company adopted the provisions of RT 19 effective July 1, 2002. RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should now be presented as operating costs, i.e. gross revenue taxes.

Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues. Net sales under US GAAP would have been Ps. 206.6 million, Ps. 134.8 million and Ps. 219.6 million for the years ended June 30, 2003, 2002 and 2001, respectively.

Operating income (loss)

As discussed in Note 21.II.(o), under Argentine GAAP, the Company’s investments in LLR and ITNV were not consolidated for any of the periods presented. For US GAAP purposes, the Company possesses controlling financial interests in these companies. Accordingly, consolidation is appropriate under US GAAP.

In addition, (i) certain financial results and other income and expense items included in the Argentine GAAP financial statements of the Company, would be included in the determination of operating income (loss) under US GAAP and (ii) certain gains (losses) on the sale of real estate properties and equity investees were included as operating income (expense) under Argentine GAAP while they should be recognized as separate line items and designated as non-operating income (expenses) under US GAAP.

Accordingly, operating income (loss) under US GAAP would have been Ps. 10.8 million, Ps. (35.4) million and Ps. 19.8 million for the years ended June 30, 2003, 2002 and 2001, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Statement of operations classification differences (continued)

Extraordinary items

As discussed in Note 21.I.(t), during 2003 APSA acquired an additional 24% ownership interest in Alto Invest. Under US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, totaling Ps. 146 would have been recognized as an extraordinary item.

(c)	Statement of changes in shareholders´ equity classification differences

As discussed in Note 6.b., from time to time the Company repurchases outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace. At June 30, 2000 treasury shares totaled 6,236,762. During fiscal year 2001, the Company repurchased 19,079,995 outstanding shares of common stock for a total consideration of Ps. 90.4 million. During fiscal years 2001 and 2003, the Company distributed 20,729,472 and 4,587,285 treasury shares, respectively, on a pro rata basis to its shareholders. Under Argentine GAAP, the Company recorded the acquisitions of treasury shares as a reduction in retained earnings. Under US GAAP, these acquisitions would have been accounted for under the cost method, resulting in a reduction of capital stock.

(d)	Segment information

As described in Note 3.d, the Company adopted new accounting standards in fiscal year 2003. As a result, the Company is required to disclose segment information in accordance with RT 18. The application of this standard did not affect the presentation of segment information since the Company already disclosed this information in prior years. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”. See Note 7 for details.

(e)	Maturities of long-term debt

Aggregate annual maturities during the next five years, as of June 30, 2003, are as follows:

2005	Ps.	87,286
2006		17,639
2007		166,133
2008		321,046

	Ps.	592,104

(f)	Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease revenue information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2003, 2002 and 2001.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Operating leases (continued)

- Operating lease expense information (continued):

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the year ended June 30, 2003 were contingent rentals of Ps 10.8 million.

The Company leases office space under cancelable operating leases that expire on various dates through January 2004. Rent expense is recognized ratably over the lease term. Rent expense for the years ended June 30, 2003, 2002 and 2001 amounted to Ps. 1.0 million, Ps. 0.6 million and Ps. 1.3 million, respectively.

(g)	Disclosure of related party transactions

The following disclosures of transactions with related parties are required under US GAAP:

-	Executive Employment Agreement: On October 30, 1997, the Company entered into Master Executive Employment Agreements (the “Employment Agreements”) with Eduardo S. Elsztain, M. Marcelo Mindlin, Saúl Zang and Oscar P. Bergotto (collectively herein referred to as the “Employees”), pursuant to which each such person will serve in his current capacity as director or executive officer. The term of the Employment Agreements is seven years; however either the Company or the relevant executive may terminate the Employment Agreements prior to the expiration of their respective terms. If the Company terminates the Employment Agreements without cause it will be liable to the relevant executive for two years of compensation. Under the Employment Agreements, the Employees will each be entitled to receive from the Company annual compensation in the aggregate of approximately Ps.750, subject to an annual 4% increase. The Employment Agreements also restrict the Employees from participating in real estate activities in Argentina that are in the same line of business as IRSA. The Employment Agreements were executed in December 1997 and approved by the Company’s shareholders at an extraordinary shareholders’ meeting on April 7, 1998.

- APSA loan: On July 20, 2001, Company’s board of directors approved to grant APSA several loans to finance transactions related to its swap agreement. On February 8, 2002 the Company and Parque Arauco signed subordination agreements subordinating the repayment of our respective loans to the payment of APSA’s senior notes. The interest rate on such loans till February 1, 2002 was the lesser of (I) variable cost of money for the Company in operations of up to 30 days and (ii) the average of the last five BADLAR rates for U.S. dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. The interest rate on such loans from February 1, 2002 till August 20, 2002 was 10.23% plus an inflation adjustment. At August 20, 2002, the outstanding principal of these loans was Ps. 43.6 million. In May and July, 2002 the Company advanced APSA a US$ 10.1 million loan that was applied on August 20, 2002 to our subscription for US$27.2 million of APSA’s convertible notes. From May, 2002 to August 20, 2002 the interest rate on such loans was 10%.

- Subscription of convertible notes issued by APSA: In August 2002, the Company subscribed for US$ 27.2 million convertible notes issued by APSA. Furthermore, in January 2003, the Company purchased US$ 2.6 million Convertible Notes issued by APSA. At June 30, 2003, the Company owned 54.79% of APSA’s common shares. Immediately following APSA’s offering (assuming the Company exercise its conversion rights of all of its convertible notes and no exercise of such rights by any of APSA’s other bondholders), the Company would own 80.4 % of APSA’s common shares. In the case all shareholders exercise their conversion rights and the Company exercise them as well, the Company would own 58.4% of APSA’s common stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

- Repurchase Agreement with APSA: On February 17, 2003, the Company and Parque Arauco Argentina S.A., entered into a repurchase agreement with APSA, in which the Company and Parque Arauco Argentina S.A. granted to such company loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, APSA made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Notes and Ps. 10.0 million nominal value of Class B-2 Notes with us and other of Ps. 2.8 million nominal value of Class A-2 Notes and Ps. 5.0 million nominal value of Class B-2 Notes with Parque Arauco Argentina S.A. The agreement is likely to be renewed upon expiration.

- Purchase of the Company’s shares by Cresud: As of June 30, 2003, Cresud invested in shares of the Company for a total amount of Ps. 133.6 million, resulting in a 22.65 % ownership at June 30, 2003. Eduardo S. Elsztain, and Saúl Zang, are Chairman, First and Vice-Chairman, respectively, of the Board of Directors as well as shareholders of the Company. They are also Chairman and Vice-Chairman, respectively, of the Board of Directors of Cresud. Mr. Eduardo S. Elsztain and Saúl Zang are also shareholder of Cresud.

- Issue of Convertible Notes by Cresud: On October 15, 2002, Cresud initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase shares of its common stock. The offering was fully subscribed and the funds have already been received by Cresud. Proceeds of the offering were applied to subscribe US$ 50.0 million of the Company’s Convertible Notes. As of June 30, 2003, 22.65 % of the Company’s common shares are property of Cresud and no conversion was executed by this company. Assuming Cresud exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, Cresud would own 58.5% of its common shares. In the case all shareholders exercise their conversion rights and Cresud exercise them as well, Cresud would own 39.9% of the Company common stock.

- IRSA Management ownership plan: On October 30, 1997 the Company’s shareholders authorized IRSA to enter into a management ownership plan with certain executive officers. See Note 6.e. for further detail.

- Donations: During the years ended June 30, 2003, 2002, and 2001, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, for a total amount of Ps. 3.3 million, Ps. 0.1 million and Ps. 2.1 million, respectively. Eduardo S. Elsztain is the President of these organizations.

- Lease agreements: IRSA leases a portion of its headquarters office space from DFM for a monthly rent of Ps. 11.9 under two lease contracts expiring on June 30, 2007. DFM leases such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, Chairman of the Company, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, the Company’s Chief Commercial Officer, and certain of his relatives. Rental expense incurred during the years ended June 30, 2003, 2002 and 2001 amounted to Ps. 200, Ps. 274 and Ps. 314, respectively.

The Company leased office space to Cresud until December 2001. Eduardo Elsztain, Marcelo Mindlin and Saul Zang, Chairman, First Vice-Chairman and Second Vice-Chairman, respectively, of the Board of Directors as well as shareholders of the Company are directors of Cresud. Mr. Eduardo Elsztain is also shareholder of Cresud. Rent income is recognized ratably over the lease term. Rental income amounted to Ps. 165 and Ps. 370 for the year ended June 30, 2002 and for the period ended June 30, 2001, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

The Company has entered into lease agreements for offices located in the Costero, a building located in Puerto Madero with Altocity.Com, Alternativa Gratis S.A y Dolphin Interventures S.A. The first agreement expires in January 2004 and the second in May 2004. Both of them may be extended by the lessees for up to seven additional consecutive twelve – month periods. The leases are for monthly rents of Ps. 9.5 and Ps. 8.3, respectively.

The Company leases to Tarshop the seventh floor of the Company’s property located in Suipacha 664. Monthly rent income amounts to Ps. 3.7 and the lease agreement expires on August 10, 2004.

- Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open – ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end. Unrealized gains and losses related to investment funds are included in financial results, net, in the consolidated statements of operations.

The amounts relating to the Company’s net gain on holding Dolphin Fund investments for the years ended June 30, 2003, 2002 and 2001 are Ps. 13.1, million, Ps. 28.2 million and Ps. 3.3 million, respectively.

- Investment in Banco Hipotecario S.A.: As of June 30, 2003 the Company owns 6.4% of Banco Hipotecario S.A. Additionally, as of the same date the Company owns 2,697,500 options to purchase Banco Hipotecario S.A.’s American Depositary Shares (ADS). Each option represents the right to purchase 100 ADS’s at an exercise price of Ps. 7 per ADS. These options are exercisable through February 2, 2004. Some of the Company’s directors are also directors of Banco Hipotecario S.A.

- Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, as of June 30, 2003, the Company and APSA provide corporate services in the areas of institutional relations, finance and human resources to the Company and Cresud.

In the future and in order to continue with the Company’s policy of achieving a more efficient allocation of corporate resources, the Company may extend the areas in which the Company share corporate services with APSA and Cresud. The Company’s chairman and vice-chairman are also chairman and vice-chairman of Cresud.

- Legal services: During the years ended June 30, 2003, 2002 and 2001, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 1.4 million, Ps. 0.5 million and Ps. 1.1 million for legal services. Saúl Zang and Ernesto M. Viñes, directors of the Company, and Salvador D.Bergel and Juan C. Quintana Terán, alternate directors of the Company, are partners of the law firm.

(h)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 21.II.(i) for details of concentration of credit risk.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments (continued)

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumption used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under this statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under this statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2003 and 2002 are as follows:

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments (continued)

Retained interest in transferred mortgage receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2003 and 2002, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 7.3 million and Ps. 3.6 million, respectively.

Accounts payable

The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

Short-term debt

The carrying amount of short-term debt reported in the balance sheet approximates fair value due to its short-term nature.

Long-term debt

As of June 30, 2003 and 2002 the carrying amount of long-term debt reported in the balance sheet approximates its fair value.

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

Interest rate swap agreement

The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2003, the fair market value of the swap agreement was Ps. (131.8) million. The swap agreement is carried at fair market value on the balance sheet.

Seller financing

The fair value of the seller financing is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Concentration of credit risk

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

The Company’s accounts receivable are primarily derived from real estate revenues from customers and credit card receivables. The Company is not dependent on any single customer.

Accounts receivable derived from real estate revenues, are related to mortgages to individuals in connection with its sales of residential properties. These properties are located principally in Buenos Aires, Argentina. The Company is subject to credit risk in the event of non-performance by the counterparties to the mortgages; however, in the opinion of management, the values of the properties that collateralize the mortgages are presently adequate to protect the Company from material losses resulting from such non-performance. The company has not experienced any significant losses resulting from non-performance of any counterpart to the mortgage contracts.

Additionally, credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Credit card receivables are shown net of an allowance for uncollectible accounts.

The Company maintains reserves for potential credit losses based on impaired accounts, historical charge-off patterns and management judgement; historically such losses have not been significant and within management’s expectations.

As of June 30, 2003 the Company has sold credit card receivables of Ps. 146.1 million through securitization transactions, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 7.3 million (equity value) and a Ps. 0.7 million escrow reserves for losses.

(j)	Recently issued accounting pronouncements

In June 2001, SFAS No. 142, “Goodwill and Other Intangible Assets,” was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis (at least annually). An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company adopted the provisions of SFAS No. 142 effective July 1, 2002. Therefore, the Company discontinued amortization of goodwill as from the beginning of fiscal year 2003 and performed the required impairment tests. As a result of such analysis, no impairment loss has been recognized at June 30, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Recently issued accounting pronouncements (continued)

In August, 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal year beginning on July 1, 2003. The Company does not anticipate that SFAS No. 143 will significantly impact the Company’s consolidated financial statements.

On May 1, 2002, the FASB issued SFAS No. 145 “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002” (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. These provisions are effective for fiscal years beginning after May 15, 2002, with early application encouraged. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. The Company adopted this standard on April 1, 2002. As such, gains and losses on extinguishment of debt are no longer reported as extraordinary items.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the financial statements for the year ended June 30, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. The Company has adopted the disclosure and measurement requirements of FIN 45. The adoption of the recognition provisions did not have a material impact on the Company’s results of operations or financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation – Transition and Disclosure”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires prominent disclosure in the “Summary of Significant Accounting Policies” of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS 148 for fiscal year 2003. Adoption of this statement has not affected the Company’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of this statement did not have a material effect on the financial statements for the year ended June 30, 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Recently issued accounting pronouncements (continued)

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, the Company only has an interest rate swap agreement outstanding, which does not qualify for hedging accounting under SFAS No. 133. Therefore, the Company does not anticipate that SFAS No. 149 will significantly impact the Company’s consolidated results of operations or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not anticipate that SFAS No. 150 will significantly impact the Company’s consolidated results of operations or financial position.

(k)	Earnings per share

As described in Note 3.d, under Argentine GAAP the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 19 to the consolidated financial statements disclose the computation of basic and diluted net income (loss) per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128). See Note 4.y, for details.

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all years presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted earnings per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

As disclosed in Note 19, in calculating diluted net income per common share under Argentine GAAP for the year ended June 30, 2003, the Company has considered the dilutive effects of outstanding warrants, but not using the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have 128,577 shares. Diluted net income per common share under Argentine GAAP for the year ended June 30, 2003, using the treasury-stock method, would have been Ps. 0.73.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

The following tables set forth the computation of basic and diluted net income (loss) per common share under US GAAP for all periods presented:

21.	Differences between Argentine GAAP and US GAAP (continued)

(k)	Earnings per share (continued)

	Year ended June 30,
	2003		2002		2001
Numerator:
Net income (loss) available to common shareholders	Ps.	191,248	Ps.	(731,470)	Ps.	22,501
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		17,166		—		—
Foreign currency exchange gain		(65,633)		—		—
Income tax effects		16,963		—		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	159,744	Ps.	(731,470)	Ps.	22,501

Denominator:
Weighted-average number of shares outstanding		209,840		207,412		204,189
Plus: incremental shares of assumed conversions:
Warrants (i)		13,973		—		—
Convertible Notes		114,603		—		—

Adjusted weighted-average number of shares		338,416		207,412		204,189

Earnings per share under US GAAP:
Basic net income (loss) per common share	Ps.	0.91	Ps.	(3.53)	Ps.	0.11
Diluted net income (loss) per common share	Ps.	0.47	Ps.	(3,53)	Ps.	0.11

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

As discussed in Note 21.II.(b), under US GAAP the Company recorded an extraordinary gain amounting to Ps. 146 during fiscal year 2003. The effect of the extraordinary gain on the computation of basic and diluted net income per share under US GAAP for the year ended June 30, 2003 is Ps. 0.0007 and Ps. 0.0004, respectively.

As discussed in Note 21.I.(e), under US GAAP the Company recorded a cumulative-effect type adjustment of Ps. 23.0 million gain during fiscal year 2001 related to the adoption of SFAS No. 133. The effect of the accounting change on the computation of basic and diluted net income per share under US GAAP for the year ended June 30, 2001 amounts to Ps. 0.113. Under US GAAP, basic and diluted net income per common share for the year ended June 30, 2001 considering a retroactive application of a change in accounting principles would have been Ps. (0.003).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Risks and uncertainties

The Company is subject to certain business risks arising in connection with its operations which include, among others:

Risks associated with Argentine operations. A substantial part of the Company’s operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy has experienced a persistent recession since 1988, and in recent months the recession has deepened into an unprecedented political and economic crisis which has disrupted Argentina’s financial system and effectively paralyzed the economy.

Risks associated with office and other buildings leases: The Company’s lease revenues from its real estate operations may be adversely affected by (I) local or national economic conditions in the areas in which the properties are located, (ii) oversupply of office space or a reduction in demand for such space, (iii) increased competition from other real estate operators, (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance, (v) increases in operating expenses, (vi) adverse changes in the regional or national economy, (vii) the bankruptcy or insolvency of, or a downturn in the business of, any of its major tenants, and/or (vii) the possibility that such tenants will not renew their leases as they expire. Unfavorable economic conditions could also result in the inability of tenants in certain sectors to meet their lease obligations and otherwise could adversely affect the Company’s ability to attract and retain desirable tenants.

Risks associated with development properties activities: Include (I) the potential abandonment of development opportunities; (ii) construction costs may exceed the Company’s original estimates, possibly making a project uneconomical; (iii) occupancy rates and rents at a newly completed project may be insufficient to make the project profitable; (iv) the Company’s inability to obtain financing on favorable terms for the development of the project; (v) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and (vi) the Company’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

Risks associated with the hotel industry. The success of the Company’s operated hotels will depend, in large part, upon the Company’s ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. The Company’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, the profitability of the Company’s hotels depends on (I) the Company’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Risks and uncertainties (continued)

Shopping center operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit within the Company’s shopping centers, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

All of the Company’s lease agreements with tenants were denominated in U.S. dollars. As a result of the economic measures announced by the government in early 2002, the Company’s lease agreements were converted into pesos at a rate of Ps. 1.0 per U.S. dollar, and are subject to an adjusting index (CER) as from February 3, 2002 that will be retroactively collected beginning August 2002. If services prices are higher or lower than amounts paid at due dates, the Company or tenants can request a price readjustment. If the parties do not reach an agreement, lawsuits, or other legal action may be initiated. The increase in the adjusting index may affect the risk of default on the Company’s leases with tenants, as any of the Company’s tenants may not be able to increase its revenues due to the economic recession.

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

E-commerce risks: The Company also offers its services over the Internet, and competes in the market for Internet services and products, which is characterized by intense competition and rapid technological changes. The Company’s internet ventures have a limited operating history, have never generated profits, and their prospects are subject to the risks, expenses, and uncertainties frequently encountered by companies in new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company’s online service brands, the rejection of the Company’s services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

(m)	Summarized financial information of unconsolidated equity investees

Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses. As described in Note 3.d, the Company and its subsidiaries adopted new accounting standards on July 1, 2002. Pursuant to this adoption, the Company has restated its prior year financial statements to give retroactive effect to the newly adopted accounting standards. Information presented below has also been restated to conform to the current year presentation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Summarized financial information of unconsolidated equity investees (continued)

The Company’s share of the income (loss) of these affiliates was Ps. (12.9) million in 2003, Ps. 0.01 million in 2002 and Ps. 0.9 million in 2001, and its investment in these companies totaled Ps. 21.1 million and Ps. 363.0 million at June 30, 2003 and 2002.

Summarized financial information of the Company’s significant equity investees (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2002	2001
	APSA (i)	APSA (i)	Brazil Realty (ii)
Current assets	Ps.56,178	Ps.180,196	Ps.111,443
Non-current assets	1,144,861	1,217,687	362,957

Total assets	1,201,039	1,397,883	474,400

Current liabilities	90,936	207,868	96,760
Non-current liabilities	411,398	468,872	93,146

Total liabilities	502,334	676,740	189,906

Minority interest	17,290	22,257	—
Shareholders’ equity	681,415	692,767	284,494

Sales	195,966	266,048	149,569
Gross profit	104,896	161,711	77,769
Net (loss) income	Ps.(11,352)	Ps.(7,417)	Ps.28,440

(i)	As discussed in Note 3.b, APSA is included in the Company’s financial statements on a consolidated basis in fiscal year 2003.
(ii)	The Company sold its equity interest in Brazil Realty in February 2002.

(n)	Capitalized interest

No interest costs were capitalized during the years ended June 30, 2003, 2002 and 2001 under both Argentine and US GAAP.

(o)	Consolidation under US GAAP

As from June 30, 2000, the Company has a 50% equity interest in LLR. Under Argentine GAAP, the Company did not consolidate LLR for any of the periods presented. For US GAAP purposes, and, in view of the guidance in SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries” and Rules 1-02 and 3A-02 of Regulation S-X of the Securities and Exchange Commission, the Company possesses a controlling financial interest in LLR regardless of its 50% ownership interest. Accordingly, consolidation is appropriate under US GAAP.

In addition, the Company’s investment in ITNV was not consolidated under Argentine GAAP for any of the periods presented as the Company has a 49% equity interest in such company. Under US GAAP, this investment would be consolidated considering that the issuance of mandatorily redeemable preferred stock did not change the Company’s ownership interest (See Note 21.I.(b) (ii) for details).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Consolidation under US GAAP (continued)

As discussed in Note 3.b.(iii), early fiscal year 2003 the Company obtained a controlling interest in APSA through the acquisition of additional shares and convertible notes. As such, the Company changed the method of accounting from the equity method to the consolidation as from July 1, 2002. APSA has ongoing revolving period securitization programs through which it transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent that certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the trust, which have not been sold to third parties, are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method. Under US GAAP, certain of the special purpose entity structures in securitization programs would have been consolidated in accordance with Emerging Issues Task Force Issue (“EITF”) No. 96-20, “Impact of SFAS No. 125 on Consolidation of Special Purpose Entities” considering the criteria established by this standard for precluding consolidation are not met.

Presented below is the consolidated condensed information of the Company at June 30, 2003 and 2002 giving effect to the above-mentioned consolidation:

	2003
	Company	LLR	ITNV	SPE	Elimination	Consolidated
Current assets	288,603	10,871	5,868	19,714	(5,701)	319,355
Non-current assets	1,764,361	31,706	1,598	37	(15,529)	1,782,173

Total assets	2,052,964	42,577	7,466	19,751	(21,230)	2,101,528

Current liabilities	172,458	16,706	2,211	12,843	(442)	203,776
Non-current liabilities	629,988	—	—	1,650	—	631,638

Total liabilities	802,446	16,706	2,211	14,492	(442)	835,413

Minority interest	441,332	—	—		15,597	456,929

Shareholders’ equity	809,186	25,871	5,255	5,259	(36,385)	809,186

	2002
	Company	LLR	ITNV	Elimination	Consolidated
Current assets	153,170	4,800	6,426	(25)	164,371
Non-current assets	1,139,534	28,685	1,608	(13,468)	1,156,359

Total assets	1,292,704	33,485	8,034	(13,493)	1,320,730

Current liabilities	681,029	12,514	1,992	(25)	695,510
Non-current liabilities	4,061	—	—	—	4,061

Total liabilities	685,090	12,514	1,992	(25)	699,571

Minority interest	84,894	—	—	13,545	98,439

Shareholders’ equity	522,720	20,971	6,042	(27,013)	522,720

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(p)	Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

(q)	Statements of cash flows

As discussed in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to present the statements of cash flows in the primary financial statements in accordance with RT 9, as amended. The application of this standard did not affect the presentation of the statements of cash flows since the Company already presented such statements in the primary financial statements following the basic principles of SFAS No. 95 “Statement of Cash Flows” (SFAS No.95). Guidance set forth in RT 9 (as amended) is similar to the guidelines set forth in SFAS No. 95.

As further described in Note 4.b., the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. Note 20 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows.

As discussed in Note 21.II.(o), under Argentine GAAP, the Company’s investments in LLR and ITNV were not consolidated for any of the periods presented. Under US GAAP, these investments would have been consolidated. As a result, differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. In addition, under Argentine GAAP, cash flow from purchases, sales and maturities of available-for-sale securities were reported as operating activities. Under US GAAP, these transactions would be classified as cash flows from investing activities. Also, under Argentine GAAP nor the effect of exchange rate changes on cash and cash equivalents, neither the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities as well as the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the consolidated statement of cash flows under US GAAP.

	For the year ended June 30,
	2003		2002		2001
Net cash provided by operating activities	Ps.	55,135	Ps.	11,871	Ps.	98,299
Net cash (used in) provided by investing activities		(52,260)		(21,049)		80,728
Net cash provided by (used in) financing activities		109,439		(41,427)		(173,958)
Effect of exchange rate changes on cash and cash equivalents		51,743		2,043		—
Effect of inflation accounting		(1,472)		39,113		—

Net increase (decrease) in cash and cash equivalents	Ps.	162,585	Ps.	(9,449)	Ps.	5,069

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(s)	(r) Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2003, 2002 and 2001.

	Year ended June 30,
	2003		2002		2001
Net income (loss) under US GAAP	Ps.	191,248	Ps.	(731,470)	Ps.	22,501
Other comprehensive income (loss):
Foreign currency translation adjustments		—		112,399		(76,323)
Unrealized loss on available-for-sale-securities		5,669		(8,495)		(38,540)
Unrealized loss on retained interest in transferred mortgage receivables		1,049		(646)		—
Unrealized gain on available-for-sale-securities on equity investees		(9)		(1,055)		1,064

Comprehensive income (loss)	Ps.	197,957		(629,267)	Ps.	(91,298)

Accumulated nonowner changes in equity (accumulated other comprehensive income) at June 30 were as follows:

	2003		2002		2001
Foreign currency translation adjustment	Ps.	—	Ps.	—	Ps.	(112,399)
Unrealized (loss) gain on available-for-sale securities		3,542		(2,127)		6,368
Unrealized loss on retained interest in transferred mortgage receivables		403		(646)		—
Unrealized gain on available-for-sale-securities on equity investees		—		9		1,064

Accumulated other comprehensive income (loss)	Ps.	3,945	Ps.	(2,764)	Ps.	(104,967)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2003 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land		Buildings and improvement		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Suipacha 652	Ps.	2,533	Ps.	6,369	Ps.	4,347	Ps.	10,716	Ps.	13,249	Ps.	3,304	Ps.	9.945	April-June 1994	November 1991	50
Av. de Mayo 595		679		987		3,919		4,906		5,585		1,473		4,112	July 1992	March 1992	50
Alsina 934		354		1,421		—		1,421		1,775		290		1,485	—	August 1991	50
Constitución 1111		584		—		—		—		584		181		403	September 1994 March 1995	June 1994 January 1994	50
Reconquista 823		4,942		15,872		—		15,872		20,814		3,739		17,075	June 1995	November 1993	50
Sarmiento 517		46		171		—		171		217		51		166	March 1995	December 1994 July 1994 August 1994	50
Av. Madero 942		1,303		1,160		—		1,160		2,463		457		2,006	—	July 1994 August 1994	50
Libertador 602		699		2,164		2		2,166		2,865		377		2,488	—	May 1996	50
Maipú 1300		10,294		35,665		1,288		36,953		47,247		6,476		40,771	—	September 1995	50
Madero 1020		6,222		1,579		—		1,579		7,801		1,368		6,433	—	December 1995	50
Libertador 498		11,731		29,710		—		29,710		41,441		5,997		35,444	—	December 1995	50
Laminar		6,595		22,657		696		23,353		29,948		1,927		28,021	N/A	March 1999	50
Edificios Costeros		5,948		13,102		—		13,102		19,050		1,113		17,937	September 1998	March 1997	50
Intercontinental Plaza		8,669		49,112		473		49,585		58,254		(5,474)		63,728	June 1996	November 1997	50
Alto Palermo Plaza		1		—		—		—		1		(1)		2	December 1996 March 1997 September 1997	November 1997 — —	50
Alto Palermo Park		474		—		—		—		474		54		420	June 1996	November 1997	50
Hotel Libertador		3,027		60,399		216		60,615		63,642		29,028		34,614	October 1973 November 1990 December 1997	March 1998 — —	50
Hotel Intercontinental		8,672		29,915		26		29,941		38,613		(2,350)		40,963	December 1994	November 1997	50
Dock IV		2,726		15,466		—		15,466		18,192		626		17,566		June 2001	50
Advances payment on Hotel Piscis		—		—		—		—		—		—		—		May 2002
Abasto		9,752		240,558		9,279		249,837		259,589		38,275		221,314	November 1998	N/A	31
Alto Palermo		8,694		396,455		332		396,787		405,481		158,004		247,477	October 1990	November 1997 and March 1998	26
Alto Avellaneda		17,349		145,983		151		146,134		163,483		58,350		105,133	October 1995	November and December 1997	19
Paseo Alcorta		8,006		96,144		491		96,635		104,641		31,951		72,690	June 1992	June 1997	22
Alto Noa		357		30,787		103		30,890		31,247		7,437		23,810	September 1994	March 1995, September 1996 and January 2000	23
Buenos Aires Desing		—		42,348		6,543		48,891		48,891		23,051		25,840	November and December 1993	November 1997	20
Patio Bullrich		8,419		150,267		24		150,291		158,710		30,907		127,803	September 1988	October 1998	23

	Ps.	128,076	Ps.	1.388,291	Ps.	27,890	Ps.	1,416,181	Ps.	1,544,257	Ps.	396,611	Ps.	1,147,646

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Investments in real estate and accumulated depreciation (continued)

	Year Ended June 30,
	2003		2002		2001
Balance, beginning of the year	Ps.	389,327	Ps.	497,400	Ps.	523,074
Additions during the year:
Acquisitions		1,156,166		—		—
Improvements		31,783		134		3,318
Transfers from real estate inventory		1,212		—		2,938
Recovery of impairment		18,177		—		—
Transfers from intagible assets		95		—		—
Transfers from leasehold improvements		7,022		—		—
Transfers from work-in-progress leasehold improvements		998		—		—
Advance payments on properties		—		21,196		—

		1,604,780		518,730		529,330

Deductions during the year:
Transfers to real estate inventory		(16,642)		(46,969)		(29,820)
Impairment loss		(23,711)		(82,434)		—
Sales		(5,288)		—		(2,110)

		(45,641)		(129,403)		(31,930)

Balance, end of the year	Ps.	1,559,139	Ps.	389,327	Ps.	497,400

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	12-14%	June 2009	Monthly	None		531		456	None
Customer B	12-14%	December 2007	Monthly	None		249		207	None
Customer C	14%	June 20014	Monthly	None		128		94	None
Customer D	16%	December 2014	Monthly	None		80		78	None
Customer E			Monthly	None				84	None
Customer F	15%	December 2009	Monthly	None		66		86	None
Customer G	14%	June 2014	Monthly			70		91	None
Customer H	14%	June 2010	Monthly			161		103	None
Customer I			Monthly					113	None
Mortgage loans under US$ 30,000	12-16%	July 2003-March 2007-April 2009	Monthly	None		Open		108	None
Mortgage loans US$ 30,000-49,999	12-17%	July 2003-May 2009	Monthly	None		Open		223	None
Mortgage loans US$ 50,000-69,999	9-15%	December 2006- September 2014- January 2015	Monthly	None		Open		465	None
Mortgage loans over US$ 70,000	10-15%	June 2010	Monthly	None		Open		459	None

					Ps.	1,285	Ps.	2,567

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

21.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Mortgage loans on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year Ended June 30,
	2003		2002		2001
Balance, beginning of year	Ps.	5,050	Ps.	66,681	Ps.	78,488
Additions during the year:
Mortgage loans acquired (Apsa)		1,875		—		—
New mortgage loans		—		1.642		15.633
Deductions during the year:
Securitization		—		(43,121)		—
Collections of principal		(4,358)		(20,152)		(27,440)

Balance, end of year	Ps.	2,567	Ps.	5,050	Ps.	66,681

22.	Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Cost of sales, leases and services

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information

a.	Fixed assets, net

	Original value								Depreciation								Net carrying value as of June 30,
											Current year
Principal account	Value as of Beginning of year		Additions, transfers and restoration of impairment		Deductions, transfers and impairment loss		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		2003		2002		2001
Facilities	Ps.	46,099	Ps.	12,345	Ps.	(8)	Ps.	58,436	Ps.	28,642	Ps.	8,449	Ps.	3,700	Ps.	40,791	Ps.	17,645	Ps.	17,457	Ps.	19,026
Furnitures and fixtures		26,435		11,653		(27)		38,061		20,661		8,768		2,606		32,035		6,026		5,774		7,707
Machinery and equipment		4,119		1		—		4,120		3,819		22		90		3,931		189		300		517
Computer equipment		8,039		18,421		(34)		26,426		7,349		12,211		2,533		22,093		4,333		690		1,180
Vehicles		197		164		—		361		197		125		6		328		33		—		—
Leasehold improvements		7,150		13,806		(8,235)		12,721		4,830		3,045		2,632		10,507		2,214		2,320		2,790
Advances to suppliers		357		—		(343)		14		14		—		—		14		—		343		1,020
Properties
Alsina 934		1,775		—		—		1,775		262		—		28		290		1,485		1,513		1,542
Alto Palermo Park		844		67		(437)		474		42		(11)		23		54		420		802		3,074
Alto Palermo Plaza		1,011		1,062		(2,072)		1		164		(209)		44		(1)		2		847		4,211
Av. de Mayo 595		5,585		—		—		5,585		1,384		—		89		1,473		4,112		4,201		6,364
Av. de Mayo 701		—		—		—		—		—		—		—		—		—		—		—
Av. Madero 942		5,490		—		(3,027)		2,463		835		(426)		48		457		2,006		4,655		5,844
Cerviño 3626		—		—		—		—		—		—		—		—		—		—		—
Constitución 1111		584		—		—		584		176		—		5		181		403		408		6,135
Costeros Dique IV		18,192		—		—		18,192		351		—		275		626		17,566		17,841		2,725
Dique II Edificio A y B		19,047		3		—		19,050		792		—		321		1,113		17,937		18,255		20,935
Dique II Edificio C y D		5,565		5		(5,570)		—		—		—		—		—		—		5,565		6,152
Dorrego 1916		—		—		—		—		—		—		—		—		—		—		—
Florida 291		—		—		—		—		—		—		—		—		—		—		—
Galeras Pacifico		—		—		—		—		—		—		—		—		—		—		—
Hotel Intercontinental		38,613		—		—		38,613		(2,206)		(209)		65		(2,350)		40,963		40,819		48,338
Hotel Libertador		63,640		2		—		63,642		28,042		(10)		996		29,028		34,614		35,598		36,612
Hotel Llao Llao		—		—		—		—		—		—		—		—		—		—		—
Intercontinental Plaza		58,251		3		—		58,254		(6,828)		(16)		1,370		(5,474)		63,728		65,079		72,844
Laminar		29,945		3		—		29,948		1,466		3		458		1,927		28,021		28,479		32,737
Libertador 498		43,625		—		(2,184)		41,441		5,707		(307)		597		5,997		35,444		37,918		54,121
Libertador 602		2,865		—		—		2,865		337		—		40		377		2,488		2,528		3,207
Madero 1020		11,733		—		(3,932)		7,801		1,594		(386)		160		1,368		6,433		10,139		20,745
Maipu 1300		47,244		3		—		47,247		5,749		—		727		6,476		40,771		41,495		47,875
Montevideo 1975 (Rosario)		—		—		—		—		—		—		—		—		—		—		—
Otros inmuebles para alquiler		—		—		—		—		—		—		—		—		—		—		—
Palacio Alcorta		—		—		—		—		—		—		—		—		—		—		—
Palacio de la Reconquista		—		—		—		—		—		—		—		—		—		—		—
Puerto Madero Dock 5		—		—		—		—		—		—		—		—		—		—		2,414
Puerto Madero Dock 6		—		—		—		—		—		—		—		—		—		—		—
Reconquista 823		21,194		—		(380)		20,814		3,428		—		311		3,739		17,075		17,766		21,678
Rivadavia 2243		—		—		—		—		—		—		—		—		—		—		8,249
Rivadavia 2768		—		—		—		—		—		—		—		—		—		—		338
Santa Fe 1588		—		—		—		—		—		—		—		—		—		—		8,381
Sarmiento 517		303		175		(261)		217		44		(1)		8		51		166		259		583
Serrano 250		—		—		—		—		—		—		—		—		—		—		—
Suipacha 652		13,249		—		—		13,249		3,110		—		194		3,304		9,945		10,139		14,637
Hotel Piscis		583		4,705		(5,288)		—		—		(41)		41		—		—		583		—

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

a.	Fixed assets, net (continued)

	Original value								Depreciation								Net carrying value as of June 30,
	Value as of Beginning of year		Additions and transfers and restoration of impairment		Deductions, transfers and impairment loss		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year		2003		2002		2001
Principal account											Increases / (decreases) and transfers		Amount (i)
Shopping Centers:								—
Abasto		—		259,589		—		259,589		—		30,460		7,815		38,275		221,314		—	—
Alto Palermo		—		405,481		—		405,481		—		139,448		18,556		158,004		247,477		—	—
Alto Avellaneda		—		163,483		—		163,483		—		51,489		6,861		58,350		105,133		—	—
Paseo Alcorta		—		104,641		—		104,641		—		27,907		4,044		31,951		72,690		—	—
Alto Noa		—		31,247		—		31,247		—		6,412		1,025		7,437		23,810		—	—
Buenos Aires Desing		—		48,891		—		48,891		—		20,731		2,320		23,051		25,840		—	—
Patio Bullrich		—		158,710		—		158,710		—		24,385		6,522		30,907		127,803		—	—
Other		11,852		11,278		—		23,130		2,922		164		609		3,695		19,435		8,930	9,270

Total as of June 30, 2003	Ps.	493,586	Ps.	(ii) 1,245,738		(iii) (31,798)	Ps.	1,707,526	Ps.	112,883	Ps.	(iv) 332,003	Ps.	65,119	Ps.	510,005	Ps.	1,197,521		—	—

Total as of June 30, 2002	Ps.	600,310	Ps.	23,663	Ps.	(130,387)	Ps.	493,586	Ps.	129,059	Ps.	(33,071)	Ps.	16,895	Ps.	112,883		—	Ps.	380,703	—

Total as of June 30, 2001	Ps.	621,958	Ps.	10,663	Ps.	(32,311)	Ps.	600,310	Ps.	114,627	Ps.	(3,180)	Ps.	17,612	Ps.	129,059		—		—	471,251

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 22.f.).
(ii)	Includes:
-	Ps. 1,203,019 for consolidation of APSA;
-	Ps. 1,212 transfers from inventories to fixed assets;
-	Ps. 112 transfers from intangible asset to fixed assets;
-	Ps. 11,637 transfers from equity investees as a consequence of APSA consolidation
-	Ps. 15,532 restoration of previously recognized impairment losses
(iii)	Includes
-	Ps. (21,245) transfers from fixed assets to inventories.
-	Ps. (1,892) impairment.
(iv)	Includes
-	Ps. 336,419 for consolidation of APSA;
-	Ps. (1,394) transfers to inventories from fixed assets;

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

b.	Intangible assets, net:

	Original value						Amortization								Net carrying value as of June 30,
	Value as of beginning of year		Additions / (deductions)		Value as of end of year		Accumulated as of beginning of year		For the year				Accumulated as of end of year		2003		2002		2001
Principal account									Increases / (decreases)		Amount (i)
Preoperating and organization expenses	Ps.	2,178	Ps.	(iii) 13,286	Ps.	15,464	Ps.	2,003	Ps.	11,068	Ps.	784	Ps.	13,855	Ps.	1,609	Ps.	175	Ps.	434
Deferred financing costs		19,131		(iv) 5,161		24,292		16,289		(viii) (138)		8,141		24,292		—		2,842		5,148
Selling and advertising expenses		7,741		(191)		7,550		6,318		(77)		553		6,794		756		1,423		2,192
Trademarks		—		(v) 521		521		—		173		81		254		267		—		—
Expenses related to securitization of receivables		—		6,975		6,975		—		3,536		3,105		6,641		334		—		—
Advertising expenses		—		5,706		5,706		—		5,653		15		5,668		38		—		—
Investment projects		—		(vi) 4,899		4,899		—		(vi) 3,678		986		4,664		235		—		—

Total as of June 30, 2003	Ps.	29,050	Ps.	(ii) 36,357	Ps.	65,407	Ps.	24,610	Ps.	(vii) 23,893	Ps.	13,665	Ps.	62,168	Ps.	3,239	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	35,814	Ps.	(6,764)	Ps.	29,050	Ps.	28,040	Ps.	(10,170)	Ps.	6,740	Ps.	24,610	Ps.	—	Ps.	4,440	Ps.	—

Total as of June 30, 2001	Ps.	30,411	Ps.	5,403	Ps.	35,814	Ps.	19,688	Ps.	3	Ps.	8,349	Ps.	28,040	Ps.	—	Ps.	—	Ps.	7,774

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in Note 22.f., except for Ps. 3,105 and Ps. 4,357 for the year ended 2003 allocated in “Net (loss) income in credit card trust” and “Interest on discount by liabilities” respectively, Ps. 96 and Ps. 193, for the years ended June 30, 2002 and 2001, respectively, included in Other income (expenses), net.
(ii)	Includes Ps. 70,447 for consolidation of APSA and Ps. 72 for consolidation of BATAFCSA.
(iii)	Includes Ps. (1,508) for impairment charges.
(iv)	Includes Ps. (1,104) for reclassification to short and long term debt.
(v)	Includes Ps. (67) for impairment charges.
(vi)	Includes Ps. (58) for impairment charges and Ps. (112) for transfers to fixed assets.
(vii)	Includes Ps. 62,153 for consolidation of APSA and Ps. 36 for consolidation of BATAFCSA.
(viii)	Includes Ps. (138) for reclassification to short and long term debt.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

c.	Allowances and provisions

Item	Balances as of beginning of year	Additions due to consolidation of equity investees	Additions (i)	Deductions	Carrying value of June 30,
					2003	2002	2001
Deducted from current assets:
Allowance for doubtful accounts	1,372	56,426	9,139	(20,237)	46,700	1,372	2,018

Total as of June 30, 2003	1,372	56,426	9,139	(20,237)	46,700	—	—

Total as of June 30, 2002	2,018	—	530	(1,176)	—	1,372	—

Total as of June 30, 2001	1,844	—	464	(290)	—	—	2,018

Deducted from non-current assets:
Allowance for doubtful accounts	—	75	—	(21)	54	—	—
Allowance for doubtful mortgage receivable	—	2,481	—	(273)	2,208	—	—
Allowance for impairment of fixed assets	55,896	41,100	1,892	(ii) (19,844)	79,044	55,896	—
Allowance for impairment of inventories	12,621	—	844	(11,285)	2,180	12,621	—
Allowance for impairment of parcels of undeveloped land	9,328	21,671	(iii) 22,878	(iv) (9,851)	44,026	9,328	—
Allowance for impairment of intangible assets	—	—	1,633	—	1,633	—	—
Allowance for impairment of non – current investments	—	—	7,474	—	7,474	—	—

Total as of June 30, 2003	77,845	65,327	34,721	(41,274)	136,619	—	—

Total as of June 30, 2002	—	—	82,634	(4,789)	—	77,845	—

Total as of June 30, 2001	—	—	—	—	—	—	—

Included in current liabilities:
Provision for contingencies	494	3,904	1,203	(4,431)	1,170	494	149

Total as of June 30, 2003	494	3,904	1,203	(4,431)	1,170	—	—

Total as of June 30, 2002	149	—	575	(230)	—	494	—

Total as of June 30, 2001	98	—	578	(527)	—	—	149

Included in non-current liabilities:
Provision for contingencies	401	4,938	2,666	(3,323)	4,682	401	232

Total as of June 30, 2003	401	4,938	2,666	(3,323)	4,682	—	—

Total as of June 30, 2002	232	—	372	(203)	—	401	—

Total as of June 30, 2001	2,374	—	75	(2,217)	—	—	232

(i)	The accounting allocation of the charges for the year ended June 30, 2003, 2002 and 2000 is the follows:
-	Doubtful accounts are disclosed in Note 22.f..
-	Debtors under legal proceedings is disclosed in “Other income (expenses), net” (Note 10.)
-	Impairment of fixed assets, inventories, parcels of undeveloped land and intangible assets are included in “Gain (loss) from operations and holdings of real estate assets”.
-	Impairment of non – current investments are included in “Equity in (losses) earnings on affiliated companies”.
(ii)	Includes recovery of impairment of Ps. 15,532.
(iii)	Includes impairment of the year of Ps. 9,628 and Ps transfer form inventory of Ps. 13,250.
(iv)	Corresponds to the recovery of impairment of Ps. 9.851.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

d.	Cost of sales, leases and services

	Year ended June 30,
	2003		2002		2001
I. Cost of sales
Stock as of beginning of year (i)	Ps.	79,159		103,099		145,185
Plus:
Additions due to consolidation of equity investees		1,315		—		—
Expenses (Note 22.f.)		3,517		9,892		10,287
Transfers to fixed assets		(1,212)		—		(2,706)
Transfers to intangible assets		—		—		(669)
Transfers to parcels of undeveloped land		(39,529)		—		—
Transfers from fixed assets		19,851		41,420		26,754
Transfers from mortgages receivable		2,757		—		—
Transfers from mortgages payable		2,078		—		—
Less:
Adjustment to purchase price of inventory		2,297		(14,320)		773
Stock as of end of year (i)		(22,985)		(79,159)		(103,099)

Subtotal		47,248		60,932		76,525

Plus:
Results from holding of real estate assets		(844)		(17,411)		(4,304)

Cost of properties sold		46,404		43,521		72,221

II. Cost of leases
Expenses (Note 22.f.)		67,439		12,392		11,276

Cost of properties leased		67,439		12,392		11,276

III. Cost of fees for services
Expenses (Note 22.f.)		1,232		767		4,246

Cost of fees for services		1,232		767		4,246

IV. Cost of hotel activities
Stock as of beginning of year (i)		273		485		728
Plus:
Purchases of the year		—		—		242
Expenses (Note 22.f.)		19,629		27,201		36,927
Stock as of end of year (i)		(357)		(273)		(485)

Cost of hotel activities		19,545		27,413		37,412

V. Cost of credit card operations
Expenses (Note 22.f.)		8,330		—		—

Cost of fees for services		8,330		—		—

TOTAL COSTS	Ps.	142,950	Ps.	84,093	Ps.	125,155

(i)	The book value of inventories at June 30, 2003 and 2002 are net of the impairment loss mentioned in Note 4.d.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2003		2002
Assets
Current assets
Cash and banks:
Cash	US$	1,472,588	0.0027	Ps.	3,976	Ps.	8,409
Cash	Euros	160	0,0031		—		—
Cash	Travel	2,670	0,0027		7		—
Bank accounts	US$	18,959,155	0.0027		51,190		2,150
Bank accounts	Euros	3,031,604	0,0031		9,398		—
Saving accounts	US$	5,148,610	0,0027		13,901		—
Checks to be deposited	US$	—	0.0027		—		2,127
Investments:
Boden	US$	27,292	0.0027		74		—
Mutual funds	US$	44,677,748	0.0027		120,630		8,254
Mutual funds	Euros	30,113	0.0031		93		—
Mortgages and leases receivable, net:
Mortgages and leases receivable	US$	23,622	0.0027		64		—
Other receivables and prepaid expenses:
Interest rate swap receivable	US$	109,595	0,0028		307		—
Prepaid expenses	US$	61,102	0.0027		165		17

Total current assets				Ps.	199,805	Ps.	20,957

Non-current assets
Other receivables and prepaid expenses:
Related parties	US$		0.0028		—		41,179
Interest rate swap receivable	US$	2,918,658	0,0028		8,172		—
Fixed assets	US$		0.0027		—		582

Total non-current assets				Ps.	8,172	Ps.	41,761

Total assets as of June 30, 2003				Ps.	207,977		—

Total assets as of June 30, 2002					—	Ps.	62,718

(i)	Official exchange rate prevailing as of June 30, 2003, except otherwise indicated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

e.	Foreign Currency Assets and Liabilities (continued)

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2003		2002
Liabilities
Current liabilities
Trade accounts payable	US$	406,297	0.0028	Ps.	1,138	Ps.	235
Customer advances	US$	50,784	0.0028		142		—
Mortgages payable	US$	750,000	0.0028		2,100		—
Short term debt	US$	26,634,870	0.0028		74,578		630.623
Taxes payable	US$	27,147	0.0028		76		7,112
Other liabilities:
Other	US$	131,357	0.0028		368		912

Total current liabilities				Ps.	78,402	Ps.	638,882

Non-current liabilities
Trade accounts payable	US$	1,289,153	0.0028		3,610		—
Long term debt	US$	183,668,987	0.0028		514,273		—

Total non-current liabilities				Ps.	517,883	Ps.	—

Total liabilities as of June 30, 2003				Ps.	596,285		—

Total liabilities as of June 30, 2002					—	Ps.	638,882

(i)	Official exchange rate prevailing as of June 30, 2003

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data as otherwise indicated)

22.	Other financial statement information (continued)

f.	Other expenses

	EXPENSES
Items	Cost of properties sold		Cost of properties leased		Cost of fees for services		Cost of hotel activities		Cost of credit card operations		Administrative		Selling		Financing		Total for the year 2003		Total for the year 2002		Total for the year 2001
Depreciation and amortization	Ps.	294	Ps.	56,465	Ps.	—	Ps.	3,725	Ps.	894	Ps.	5,972	Ps.	551	Ps.	3,421	Ps.	71,322	Ps.	23,539	Ps.	25,768
Interest and index – adjustment		—		—		—		—		—		—		—		61,871		61,871		53,404		63,855
Salaries and bonuses		178		—		—		4,988		2,503		9,541		1,957		—		19,167		22,005		31,109
Fees and payments for services		29		2,270		—		1,485		1,083		6,879		127		—		11,873		9,942		12,076
Maintenance of building		2,078		3,419		—		2,882		99		705		23		—		9,206		9,640		16,887
Allowance for doubtful accounts		—		—		—		—		—		518		8,621		—		9,139		530		457
Director’s fees		—		—		—		—		—		8,900		—		—		8,900		1,165		1,584
Gross sales tax		—		—		—		—		—		—		6,305		—		6,305		2,870		5,096
Commissions and property sales charges		—		—		—		542		2,026		939		1,831		—		5,338		9,113		10,483
Condominium expenses		—		4,744		—		—		—		—		—		—		4,744		—		—
Taxes, rates and contributions		47		187		—		—		1,326		3,056		1		—		4,617		2,158		3,430
Social security contributions		38		—		—		1,379		63		1,741		382		—		3,603		2,879		4,295
Advertising		—		—		—		—		—		87		2,559		—		2,646		2,511		3,761
Travel expenses		—		—		—		1,967		—		57		—		—		2,024		2,814		3,000
Mail and telephone		—		—		—		1,358		—		134		56		—		1,548		1,386		1,097
Freight and transportation		—		—		—		114		129		810		250		—		1,303		850		1,227
Lease expense		—		88		—		—		60		883		—		—		1,031		507		1,179
Bank charges		16		—		—		—		—		327		—		344		687		791		906
Safe deposits box		—		—		—		—		—		275		—		35		310		203		400
Subscriptions and publications		—		—		—		—		—		175		—		—		175		—		—
Other		837		266		1,232		1,189		147		726		2,920		39		7,356		11,574		9,964

Total as of June 30, 2003	Ps.	3,517	Ps.	67,439	Ps.	1,232	Ps.	19,629	Ps.	8,330	Ps.	41,725	Ps.	25,583	Ps.	65,710	Ps.	233,165	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	9,892	Ps.	12,392	Ps.	767	Ps.	27,201	Ps.	—	Ps.	32,057	Ps.	11,281	Ps.	64,291	Ps.	—	Ps.	157,881	Ps.	—

Total as of June 30, 2001	Ps.	10,287	Ps.	11,276	Ps.	4,246	Ps.	36,927	Ps.	—	Ps.	39,996	Ps.	22,279	Ps.	71,563	Ps.	—	Ps.	—	Ps.	196,574

Report of Independent Auditors

To the Board of Directors and the Shareholders of

Alto Palermo S.A. (APSA):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3.d to the consolidated financial statements, effective July 1, 2002 the Company adopted new accounting pronouncements related to valuation and disclosure criteria. As required by accounting principles generally accepted in Argentina, the Company has restated its prior period financial statements presented for comparative purposes to reflect the adopted changes in accounting principles, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

PRICE WATERHOUSE & Co.

By (Partner)

Carlos Martín Barbafina

Buenos Aires, Argentina
September 8, 2003

Alto Palermo S.A. (APSA)

Consolidated Balance Sheets

as of June 30, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	2003		2002 (As restated)
ASSETS
Current Assets
Cash and banks (Notes 5.a. and 18.f.)	Ps.	22,973,645	Ps.	14,430,077
Investments (Notes 5.b. and 18.f.)		13,014,036		10,322,962
Accounts receivable, net (Note 5.c.)		28,961,402		24,029,113
Inventory (Note 18.e)		759,201		1,315,269
Other receivables and prepaid expenses (Notes 5.d. and 18.f.)		4,851,462		6,080,935

Total current assets		70,559,746		56,178,356

Non-Current Assets
Accounts receivable, net (Notes 5.c. and 18.f.)		2,340,774		5,226,408
Other receivables and prepaid expenses, net (Notes 5.d. and 18.f.)		47,681,566		93,848,139
Investments, net (Note 5.b)		11,094,539		25,287,175
Inventory, net (Note 18.e)		25,030,000		24,880,161
Fixed assets, net (Note 18.a.)		918,697,764		955,966,978
Intangible assets, net (Note 18.b.)		2,402,626		8,295,093

Subtotal		1,007,247,269		1,113,503,954

Goodwill, net (Note 18.c.)		26,530,010		31,357,065

Total non-current assets		1,033,777,279		1,144,861,019

Total Assets	Ps.	1,104,337,025	Ps.	1,201,039,375

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 5.e. and 18.f.)	Ps.	19,478,694	Ps.	19,095,245
Short-term debt (Notes 5 f. and 18.f.)		24,699,280		39,755,769
Salaries and social security payable (Note 5.g)		3,783,026		1,598,615
Taxes payable (Note 5.h.)		5,812,218		13,204,788
Customer advances (Notes 5.i.)		11,212,118		10,152,456
Related parties (Note 7)		7,444,981		712,259
Dividends payable		337,678		379,449
Other liabilities (Note 5.j.)		5,649,942		2,133,609

Total debts		78,417,937		87,032,190

Provisions (Note 5.k..)		—		3,903,734

Total current liabilities		78,417,937		90,935,924

Non-Current Liabilities
Trade accounts payable (Notes 5.e. and 18.f.)		3,609,629		6,873,772
Long-term debt (Notes 5.f. and 18.f.)		218,138,833		242,064,987
Customer advances (Note 5.i.)		25,318,125		28,386,311
Related parties (Notes 7 and 18.f.)		—		127,967,241
Other liabilities (Note 5.j.)		913,924		1,167,717

Total debts		247,980,511		406,460,028

Provisions (Note 5.k.)		3,927,125		4,938,067

Total non-current liabilities		251,907,636		411,398,095

Total Liabilities		330,325,573		502,334,019

Minority interest		14,760,545		17,289,596

SHAREHOLDERS’ EQUITY		759,250,907		681,415,760

Total Liabilities and Shareholders’ Equity	Ps.	1,104,337,025	Ps.	1,201,039,375

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Income

for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except as otherwise indicated)

	2003 (Note 10)		2002 (As restated) (Note 10)		2001 (As restated) (Note 10)
Sales:
Leases and services	Ps.	88,818,774	Ps.	146,122,603	Ps.	203,880,535
Sales and development properties		462,020		4,003,216		12,957,697
Credit card operations		24,934,629		45,840,408		49,210,500

Total sales		114,215,423		195,966,227		266,048,732

Costs:
Leases and services (Note 18.e.)		(58,545,490)		(73,071,498)		(74,507,998)
Sales and development properties (Note 18.e.)		(699,141)		(5,397,943)		(14,121,692)
Credit card operations (Note 18.e.)		(8,330,236)		(12,601,125)		(15,707,786)

Total costs		(67,574,867)		(91,070,566)		(104,337,476)

Gross profit (loss):
Leases and services.		30,273,284		73,051,105		129,372,537
Sales and development properties		(237,121)		(1,394,727)		(1,163,995)
Credit card operations		16,604,393		33,239,283		33,502,714

Total gross profit		46,640,556		104,895,661		161,711,256

Selling expenses (Note 18.g.).		(17,593,537)		(63,211,826)		(40,135,483)
Administrative expenses (Note 18.g.)		(18,227,482)		(25,383,497)		(34,647,591)
Torres de Abasto unit contracts´ rescissions		9,682		60,394		(29,404)
Net (loss) income in credit card trust		(4,077,136)		(4,068,787)		2,313,746

Operating income		6,752,083		12,291,945		89,212,524

Equity loss from related companies		(12,072,175)		(4,895,042)		(3,084,608)
Amortization of goodwill		(4,827,055)		(4,826,812)		(4,827,059)
Financial results, net (Note 8)		118,641,137		(91,188,955)		(82,270,168)
Other income (expense), net (Note 9)		13,271,869		(10,839,258)		(306,678)

Income (loss) before taxes and minority interest		121,765,859		(99,458,122)		(1,275,989)

Income tax (expense) benefit		(46,755,101)		82,992,554		(5,240,974)
Minority interest		2,339,847		5,113,760		(900,787)

Net income (loss)	Ps.	77,350,605	Ps.	(11,351,808)	Ps.	(7,417,750)

Earnings per share (Note 14):
Basic net income (loss) per common share	Ps.	0.11	Ps.	(0.02)	Ps.	(0.01)
Diluted net income (loss) per common share	Ps.	0.03	Ps.	(0.02)	Ps.	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 6.a.)		Inflation adjustment of common stock (Note 6.b.)		Additional paid-in-capital		Total		Appraisal revaluation (Note 4.e.)		Legal reserve (Note 6.c.)		Accumulated deficit/Retained earnings		Shareholders’ equity
Balances as of June 30, 2000 (As restated)	Ps.	70,000,000	Ps.	84,620,426	Ps.	522,803,958	Ps.	677,424,384	Ps.	3,952,571	Ps.	4,094,262	Ps.	14,714,101	Ps.	700,185,318
Net loss for the year (As restated)		—		—		—		—		—		—		(7,417,750)		(7,417,750)

Balances as of June 30, 2001 (As restated)	Ps.	70,000,000	Ps.	84,620,426	Ps.	522,803,958	Ps.	677,424,384	Ps.	3,952,571	Ps.	4,094,262	Ps.	7,296,351	Ps.	692,767,568

Increase in legal reserve		—		—		—		—		—		306,917		(306,917)		—
Net loss for the year (As restated)		—		—		—		—		—		—		(11,351,808)		(11,351,808)

Balances as of June 30, 2002 (As restated)	Ps.	70,000,000	Ps.	84,620,426	Ps.	522,803,958	Ps.	677,424,384	Ps.	3,952,571	Ps.	4,401,179	Ps.	(4,362,374)	Ps.	681,415,760

Conversion of debt into common stock		482,974		483		1,085		484,542		—		—		—		484,542
Net income for the year		—		—		—		—		—		—		77,350,605		77,350,605

Balances as of June 30, 2003 (As restated)	Ps.	70,482,974	Ps.	84,620,909	Ps.	522,805,043	Ps.	677,908,926	Ps.	3,952,571	Ps.	4,401,179	Ps.	72,988,231	Ps.	759,250,907

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except as otherwise indicated)

	2003		2002 (As restated)		2001 (As restated)
Cash flows from operating activities:
Net income (loss) for the year	Ps.	77,350,605	Ps.	(11,351,808)	Ps.	(7,417,750)
Adjustments to reconcile net income (loss) to cash flow from operating activities:
Financial results		(127,407,860)		(75,632,484)		11,327,053
Depreciation and amortization		61,383,237		66,511,401		72,227,767
Impairment of long-lived assets		5,222,763		62,770,980		—
Recovery of impairment of long-lived assets		(15,696,125)		—		—
Gain from sale of intangible assets		(2,097,878)		—		—
Loss (gain) from sale of fixed assets		—		11,943		(351,985)
Allowance for doubtful accounts		11,344,462		52,870,664		20,172,598
Provision for contingencies		2,147,844		7,194,847		199,175
Recovery of allowance for doubtful accounts		(1,002,545)		(88,049)		—
Recovery of provision for contingencies		(26,982)		(117,306)		(163,316)
Allowance for doubtful mortgage receivable		—		2,855,832		1,998,466
Gain on repurchase of debt		(25,192,889)		(334,595)		(4,002,346)
Equity loss from related companies		12,072,175		4,895,042		3,084,608
Other provisions		3,600,436		—		—
Net loss (income) in credit card trust		972,235		(805,686)		(1,680,200)
Minority interest		(2,339,847)		(5,113,760)		900,787
Income tax		46,755,101		(82,992,554)		5,240,974
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable		(12,941,199)		(13,491,829)		(43,398,622)
Increase in other receivables and prepaid expenses		(423,711)		(6,580,914)		(6,915,698)
Increase in intangible assets		(613,624)		(5,213,771)		(3,398,215)
(Increase) decrease in investments		(2,258,618)		3,694,645		1,318,980
Decrease in inventory		564,080		7,097,579		13,343,037
(Decrease) increase in trade accounts payable		(169,228)		13,427,494		(4,390,540)
Decrease in customer advances		(598,675)		(18,032,461)		(19,478,163)
(Decrease) increase in taxes payable		(6,216,716)		12,802,734		(11,970,887)
Increase (decrease) in salaries and social security payable		2,371,125		(1,394,129)		3,182,395
(Decrease) increase in provision for contingencies		(3,326,005)		—		4,313,452
Decrease in other liabilities		(128,185)		(544,555)		(6,581,855)
Increase in related parties		2,859,094		2,711,282		96,879
Increase in accrued interest		6,130,730		33,853,323		4,188,738

Net cash provided by operating activities		32,333,800		49,003,865		31,845,332

Cash flows from investing activities:
Acquisition of fixed assets		(2,447,987)		(3,490,502)		(23,062,354)
Net proceeds from sale of fixed assets		—		177,384		723,071
Net proceeds from sale of intangible assets		2,097,950		—		—
Acquisition of inventory		(17,672)		(431,827)		—
Payment for acquisition of subsidiary companies, net of cash acquired		—		—		(21,236,939)
Increase in investments		—		—		(11,090,424)

Net cash used in investing activities		(367,709)		(3,744,945)		(54,666,646)

Cash flows from financing activities:
Proceeds from short-term and long-term debt		67,902,176		32,313,275		338,204,696
Payment of short-term and long-term debt		(9,432,638)		(68,805,157)		(262,429,988)
Payment of loans granted by related parties		—		(123,199,436)		—
Financing costs		(227,248)		(62,324)		(6,203,748)
Proceeds from loans granted by related parties		—		248,351,227		—
Cash contributions received from minority shareholders		—		184,322		1,162,890
Repurchase of debt		(78,380,284)		(28,888,076)		(41,194,704)
Derivative instruments collateral deposit		—		(109,909,097)		—
Payment of cash dividends to minority shareholders		—		—		(646,300)

Net cash (used in) provided by financing activities		(20,137,994)		(50,015,266)		28,892,846

Increase (decrease) in cash and cash equivalents		11,828,097		(4,756,346)		6,071,532
Cash and cash equivalents as of the beginning of the year		16,459,222		21,215,568		15,144,036

Cash and cash equivalents as of the end of the year	Ps.	28,287,319	Ps.	16,459,222	Ps.	21,215,568

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2003, 2002 and 2001 (continued)

(In Argentine Pesos, except otherwise indicated)

	2003		2002 (As restated)		2001 (As restated)
Supplemental cash flow information
Cash paid during the years for:
Interest	Ps.	17,919,674	Ps.	48,538,156	Ps.	65,724,066
Income tax		1,035,969		5,413,367		17,631,654
Non-cash activities:
Increase in customer advances through a decrease in other liabilities		2,836,049		—		—
Conversion of balances with related parties into Unsecured Convertible Notes		118,663,132		—		—
Retained interest in credit card receivables		2,057,275		7,604,529		13,693,154
Increase in credit card receivable through a decrease in retained interest in transferred credit card receivable		4,426,873		—		—
Increase in fixed assets through a decrease in intangible assets		112,231		382,858		—
Increase in other receivables and prepaid expenses through a decrease in investments		—		98,918		—
Conversion of Convertible Notes into common shares		484,542		—		—
Increase in other receivables and prepaid expenses through a decrease in fixed assets		—		—		333,178
Increase in inventory through a decrease in fixed assets		—		—		17,564,287

	2003		2002		2001
Acquisitions of subsidiary companies:
Accounts receivable	Ps.	—	Ps.	—	Ps.	2,262,954
Other receivables and prepaid expenses		—		—		8,789
Fixed assets		—		—		528,434
Intangible assets		—		—		1,428

Total non-cash assets acquired		—		—		2,801,605

Trade accounts payable		—		—		(502,850)
Salaries and social security payable		—		—		(249,391)
Taxes payable		—		—		(347,121)
Other liabilities		—		—		(1,682,252)

Total liabilities assumed		—		—		(2,781,614)

Value of net non-cash assets acquired		—		—		19,991
Cash and cash equivalents acquired		—		—		746,061

Value of net assets acquired		—		—		766,052

Minority interest		—		—		(76)
Goodwill		—		—		21,217,024

Purchase price of acquired subsidiary companies		—		—		21,983,000
Cash and cash equivalents acquired		—		—		(746,061)

	Ps.	—	Ps.	—	Ps.	21,236,939

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements

(In Argentine Pesos, except as otherwise indicated)

1.	Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)) an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) is primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2003, the Company’s direct and indirect principal shareholders are IRSA (54.8%), Parque Arauco (27.6%) and Goldman Sachs Emerging Markets AP/Holdings L.L.P. (“GSEM/AP Holdings L.L.P.”), a limited partnership indirectly owned by Goldman Sachs & Co. (Goldman Sachs Fund) (6.3%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

Since recommencing operations, the Company has continued to grow through a series of acquisitions. As of June 30, 2003, the Company owns a majority interest in, and operates, a portfolio of seven shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other, in the city of Salta (Alto NOA). The Company also has an 18.9% interest in Mendoza Plaza Shopping Center, located in the city of Mendoza, Argentina, through its 18.9% interest in Pérez Cuesta S.A.C.I. (“Pérez Cuesta”). The Company also constructs residential apartment buildings for sale and shopping centers in order to operate them.

Through Tarshop S.A. (“Tarshop”), a majority-owned subsidiary of the Company, the Company originates credit card accounts, which makes it more attractive for customers to purchase goods and services from the Company’s shopping centers retail and services businesses. Tarshop is a limited purpose credit card company and is not affiliated with any bank. As of June 30, 2003, “Tarshop card”, the credit card, accounted for approximately 27% of the total receivables of the Company. Tarshop has an ongoing securitization program through which it transfers a portion of the Company’s credit card customer receivable balances to a master trust (the “Master Trust”) that issues certificates to public and private investors. See Note 12 for details. In addition, the Company’s shopping centers also accept third party credit and debit cards such as VISA, MasterCard, American Express and others.

The Company is also engaged in e-commerce activities through its equity investment in E-Commerce Latina S.A. Through the website Altocity.Com, the Company replicates the shopping experience to consumers by offering the same selection of goods and services encountered at its shopping center properties.

2.	Argentine economic situation

The Argentine economy has experienced significant difficulties including a significant public debt burden, high interest rates, a financial system in crisis and a four-year economic recession. This situation has led to a significant decrease in products and services consumption in the country and an increase in the unemployment level, mainly through the end of 2002.

As from December 2001, the Argentine government issued measures, laws, decrees and regulations that involved significant changes to the prevailing economic model, including (i) the establishment of a floating exchange rate system, that led to a significant devaluation of the Argentine peso during the first months of 2002, and (ii) the mandatory conversion into Argentine pesos of certain foreign currency-denominated assets and liabilities held in Argentina (known as “pesification”). This situation generated a significant and uneven increase in economic indicators during 2002, such as exchange rates, inflation rates and specific indicators for the Company’s goods and services. These circumstances affect comparability of the accompanying financial statements, which must be interpreted in the light of these circumstances.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Preparation of financial statements

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 17 to these consolidated financial statements.

As discussed in Notes 3.c. and 4.k., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV resolutions represent a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

Certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

b.	Basis of consolidation

The consolidated financial statements include the accounts of APSA and its subsidiaries over which APSA has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

A description of the subsidiaries with their respective percentage of capital stock owned, is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (i)
	2003	2002	2001
Emprendimiento Recoleta S.A. (ii).	51%	51%	51%
Tarshop S.A.	80%	80%	80%
Shopping Neuquén S.A (ii).	95%	95%	95%
Inversora del Puerto S.A.	100%	100%	100%
Alto Invest S.A (iv).	100%	76%	76%
Shopping Alto Palermo S.A.	100%	100%	100%
Fibesa S.A.	100%	100%	100%

(i)	Percentage of equity interest owned has been rounded.
(ii)	As of June 30, 2003 the shares of Emprendimiento Recoleta S.A. (“ERSA”) are pledged in favor of Banco de la Provincia de Buenos Aires as collateral for certain obligations of the Company under the concession of Buenos Aires Design shopping center. These obligations were fulfilled as of the date of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Preparation of financial statements (continued)

b.	Basis of consolidation (continued)

(iii)	On July 6, 1999, the Company had acquired a 94.6% interest in Shopping Neuquén for US$ 4.2 million. Shopping Neuquén’s sole asset comprised of a piece of land with preliminary governmental approval for construction of a shopping center on the site. The Company had paid US$ 0.9 million of the purchase price in August 1999 and agreed to pay the remaining US$ 3.3 million on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001. During June 2001, the Company entered into negotiations with the Municipality of Neuquén to reschedule the original timing of construction. Also, the Company requested permission to sell a portion of the land to third parties. The Company proposed to commence construction on December 15, 2002. On December 20, 2002, the Municipality of Neuquén rejected the Company’s proposal, nullifying the purchase agreement. In view of this circumstance, Shopping Neuquén requested the revocation of the Municipality disposition and, after rejection of this request in May 2003, lodged a remedy before the Higher Court of the Province of Neuquén. At the date of issuance of these financial statements, the Neuquén Higher Court has not yet issued a decision regarding the Company’s remedy. If the extension requested by the Company is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment. Furthermore, on 15 August 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against us, claiming collection of a price balance of US$ 3.0 million plus interest and legal costs. At the date of issuance of these financial statements, the Company is filing a formal plea to this complaint.
(iv)	During the year ended June 30, 2003, the Company acquired the minority interest in Alto Invest S.A (“Alto Invest”). See Note 3.f. for details.

c.	Presentation of financial statements in constant pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina in 2002, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency.

However, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1237.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Preparation of financial statements (continued)

c.	Presentation of financial statements in constant pesos (continued)

Since Argentine GAAP still required companies to prepare price-level restated financial statements, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure does not have a material effect on the accompanying financial statements.

d.	Impact of recently issued accounting standards

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. These new accounting standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards. The Company adopted such standards on July 1, 2002, except for Technical Resolution No. 20, which is effective for fiscal years beginning on or after January 1, 2003. Following is a summary of the most significant provisions of the new accounting pronouncements, which affect the Company:

RT 16 “Framework for the Preparation and Presentation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 16 (“RT 16”), “Framework for the Preparation and Presentation of Financial Statements” which sets out the concepts that underlie the preparation and presentation of financial statements for external reporting. The purpose of the framework is to assist the Board of the FACPCE, preparers and auditors of financial statements, and other interested parties in achieving their aims. The framework does not define standards for any particular measurement or disclosure issue. Nothing in the framework overrides any specific Technical Resolution. Among other things, the framework deals with (a) the objective of financial statements; (b) the qualitative characteristics that determine the usefulness of information in financial statements; (c) the definition, recognition and measurement of the elements from which financial statements are constructed; and (d) the concepts of capital and capital maintenance.

RT 17 “Overall Considerations for the Preparation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 17 (“RT 17”), “Overall Considerations for the Preparation of Financial Statements” which sets out overall considerations for the preparation of financial statements, guidelines for the recognition, measurement and disclosure of assets and liabilities and the introduction of benchmark and alternative accounting treatments. The recognition, measurement and disclosure of specific transactions and other events are dealt with in other Technical Resolutions.

Among other things, RT 17 sets out guidelines for the recognition and measurement of certain assets and liabilities at their fair value. RT 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities.

RT 17 requires research and development costs, trademarks, advertising costs and reorganization costs be expensed as incurred. Only organization and pre-operating costs that meet certain conditions can be capitalized. RT 17 also requires the recognition of deferred income taxes using the liability method.

RT 17 also establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should be derecognized. RT 17 clarifies that from a debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Preparation of financial statements (continued)

d.	Impact of recently issued accounting standards (continued)

RT 18 “Specific Considerations for the Preparation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 18 (“RT 18”), “Specific Considerations for the Preparation of Financial Statements” which sets out the recognition, measurement and disclosure criteria for specific transactions and other events. Among other things, RT 18 prescribes the accounting for business combinations and leasing transactions as well as the accounting, measurement and disclosure of derivative instruments and hedge operations. RT 18 also requires the disclosure of earnings per share and segment information.

RT 19 “Amendments to Technical Resolutions No. 4,5,6,8,9, 11 and 14”

In December 2000, the FACPCE issued Technical Resolution No. 19 (“RT 19”), “Amendments to Technical Resolutions No. 4,5,6,8,9,11 and 14. In particular, RT 19 provides for certain specific disclosure provisions related to balance sheet and income statement items in the financial statements. Among others, RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should now be presented as operating costs, i.e. gross revenue taxes. Also, RT 19 prescribes that goodwill should be disclosed as a separate line item in the balance sheet.

RT 19 also amends Technical Resolution No. 8 (“RT 8”), and establishes that interim balance sheet amounts should be compared to the prior year-end while interim income statement, changes in shareholders’ equity and cash flows amounts should be compared to the corresponding prior year-end period.

RT 20 “Accounting for Derivative Instruments and Hedging Activities”

In April 2002, the FACPCE issued Technical Resolution No. 20 (“RT 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. Any hedge ineffectiveness and changes in the fair value of instruments that do not qualify as hedges are reported in current period earnings.

RT 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Parties Transactions”

In February 2003, the FACPCE issued Technical Resolution No. 21 (“RT 21”), “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” which amends Technical Resolutions No. 4 and 5 and introduces certain amendments to other standards. This standard will be effective for the Company as from July 1, 2003. As of the date of these financial statements, the CNV has not adopted this resolution. The Company believes the adoption of this standard will not have a significant impact on the Company’s financial statements.

Restatement of previously issued financial statements

As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standard, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively. The Company did not expense certain deferred advertising costs that no longer can be capitalized in accordance with RT 17. Such costs will be amortized in fiscal year 2004 as permitted by the above mentioned transition provisions. In addition, certain disclosures have not been presented on a comparative basis.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Preparation of financial statements (continued)

d.	Impact of recently issued accounting standards (continued)

Restatement of previously issued financial statements (continued)

Presented below is a summary of the impact of the restatement on previously reported amounts of (accumulated deficit) retained earnings and net loss as of and for the years ended June 30, 2002 and 2001:

	2002		2001
	Accumulated deficit	Net loss	Retained earnings	Net loss
Amounts as previously reported (i)	(10,201,618)	(47,648,162)	37,753,461	6,138,322
Deferred income taxes	65,398,179	84,442,623	(19,044,444)	(2,592,493)
Derivatives and hedging activities	(58,798,327)	(47,471,883)	(11,326,444)	(11,327,053)
Restatement on equity investments (ii)	143,360	369,955	(226,595)	313,957
Minority interest (iii)	(903,968)	(1,044,341)	140,373	49,517

Amounts as restated	(4,362,374)	(11,351,808)	7,296,351	(7,417,750)

(i)	Amounts adjusted for inflation for comparative purposes as described in Note 3.c.
(ii)	Represents the equity interest on the restatement made by the Company’s equity investments related to the adoption of the accounting for income taxes under the liability method.
(iii)	Represents the minority interest on the restatement made by the Company’s consolidated subsidiaries.

e.	Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

f.	Acquisition of business

Year ended June 30, 2003

During the year ended June 30, 2003 the Company acquired an additional 24% ownership interest in Alto Invest for a total consideration of Ps. 0.2 million, resulting in the recognition of a Ps. 0.2 million gain. In September 2000, the Company’s interest in Alto Invest had increased from 61% to 76% as a result of an issuance of stock by Alto Invest. Under Argentine GAAP, the change in the Company’s interest resulted in the recognition of a loss of Ps. 0.4 million since the value assigned to the Alto Invest’s common stock issued under the transaction was substantially more than the carrying amount per share of Alto Invest stock.

Year ended June 30, 2001

In September 2000, the Company completed the acquisition of the 99.99% equity interest in Fibesa S.A., (“FIBESA”), a related company engaged in real estate brokerage activities for the Company’s shopping centers, for total consideration of US$ 10.0 million. The acquisition has been accounted for by the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition. Goodwill of Ps. 21.2 million represents the excess of the purchase price over the net identifiable tangible and other intangible assets and is being amortized under the straight-line method over 10 years. The results of operations of FIBESA are included in the accounts of the Company commencing as of July 1, 2000, the date of acquisition for accounting purposes pursuant to the agreement.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Preparation of financial statements (continued)

g.	Use of estimates

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

The Company primarily derives its revenues from leases and services operations, the sale and development of properties, credit card operations and to a lesser extent, from e-commerce activities. See Note 10 for details on the Company’s business segments.

•	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

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

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

a.	Revenue recognition (continued)

•	Leases and services (continued)

As discussed in Note 3.f., in September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Sales and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under fixed-price construction contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e.: the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an internet joint venture between the Company and Telefónica de Argentina S.A. (“Telefónica”). E-Commerce Latina owns Altocity.Com, a development stage company. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

The Company and Telefónica agreed to: (i) make capital contributions of up to US$ 10.0 million based on its ownership interest and, (ii) make optional capital contributions to be approved by E-Commerce Latina Board of Director’s of up to US$ 12.0 million to develop new lines of business, of which 75% to be contributed by Telefónica and 25% by the Company. On April 30, 2001, the Company and Telefónica contributed Ps. 22.0 million based on its respective ownership interests.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

a.	Revenue recognition (continued)

•	E-commerce activities (continued)

For the years ended June 30, 2003, 2002 and 2001, net revenues from Altocity.Com totaled Ps. 0.7 million, Ps. 1.5 million and Ps. 2.2 million, and had a net loss of Ps. 6.6 million, Ps. 17.0 million and Ps. 12.8 million, respectively.

In addition, the Company holds a 100 % ownership interest in Alto Invest S.A., a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. As from May 2001, Alto Invest suspended its on-line transactions, and started, in fiscal year 2003, the provision of advisory and consulting services.

b.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, to be cash equivalents.

c.	Investments

(i)	Current

Current investments include mutual funds and government bonds. Mutual funds, which invest in time deposits with original maturities of less than three months at purchase, are carried at their market value. Government bonds are also carried at their market value, except for a portion which is carried at amortized cost. Unrealized gains and losses on mutual funds and government bonds are included in financial results, net, in the consolidated statements of income. At June 30, 2002, current investments also included time deposits and tax credit certificates. Time deposits had original maturities of less than three months and were valued at cost plus accrued interest at year-end. Tax credit certificates were valued at their technical value at the year-end since they were used to settle tax obligations at the time of issuance of the 2002 financial statements.

Current investments also include a retained interest in transferred credit card receivables pursuant to the Company’s securitization program of credit card receivables (See Note 12 for details).

(ii)	Non-current

Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method. During the year ended June 30, 2001, the Company decreased its ownership percentage in Pérez Cuesta from 25% to 18.9%. This investment is still accounted for under the equity method of accounting, since the Company is in a position to exercise significant influence over its operating and financial policies.

At June 30, 2003 the Company has recognized an impairment loss related to the equity investment in Pérez Cuesta amounting to Ps. 7.5 million. Such loss is included within “Equity loss from related companies” in the accompanying consolidated statement of income.

Non-current investments also include the non-current portion of the Company’s retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables (See Note 12 for details).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

d.	Inventory

Inventory includes all direct contract costs such as land, materials and construction fees associated with development properties. Contract costs and capitalized interest are charged to the statement of income as the related revenue is recognized, using the percentage-of-completion method. Inventory principally consists of the Torres de Abasto construction project, a residential apartment complex located near the Abasto Shopping Center, and a piece of land located near Paseo Alcorta Shopping Center. Torres de Abasto project was completed in 2000.

No interest cost was capitalized in this connection during the years ended June 30, 2003, 2002 and 2001. Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected.

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 6.3 million in connection with certain properties classified as inventory. As a result of an increase in their fair market values, during 2003 the Company partially reversed such impairment loss, recognizing a gain of Ps. 0.1 million. The impairment loss and the gain associated with the reversion of the previously recognized impairment have been included within “Financial results, net” in the accompanying consolidated statements of income.

e.	Fixed assets, net

Properties purchased for rental purposes are classified as fixed assets. Fixed assets are stated at cost, adjusted for inflation (as described in Note 3.c), less accumulated depreciation, except for a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

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

The Company capitalizes interest on real estate development projects. During the years ended June 30, 2003, 2002 and 2001, there was no capitalization of interest, as the Company did not develop any real estate project.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

e.	Fixed assets, net (continued)

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 56.5 million in connection with Alto Avellaneda, Alto Noa, Caballito Project, Shopping Neuquén and other properties. As a result of an increase in their fair market values, during 2003 the Company partially reversed the 2002 impairment loss, recognizing a gain of Ps. 15.6 million. The impairment loss and the gain associated with the reversion of the previously recognized impairment have been included within “Financial results, net” in the accompanying consolidated statements of income.

f.	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2003, 2002 and 2001 were Ps. 0.4 million, Ps. 0.3 million and Ps. 0.6 million, respectively. These costs are being amortized on a straight-line basis between 3 and 5 years.

g.	Web-site development costs

The Company capitalizes certain costs incurred in the development of the Company’s websites. Such costs are amortized under the straight-line method over a period of 2 years.

h.	Intangible assets, net

(i)	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

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

Advertising expenses relate to the Torres de Abasto project and the opening of Abasto Shopping. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of income as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

As discussed in Note 3.d., the Company did not expense certain deferred advertising costs that no longer can be capitalized in accordance with RT 17. Such costs will be amortized in fiscal year 2004 as permitted by the transition provisions.

(v)	Investment projects

Investment projects represent expenses primarily related to marketing efforts incurred by the Company for the selling of merchandise through certain means of communication. These costs are capitalized and amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of the project.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

h.	Intangible assets, net (continued)

(vi)	Tenant list – Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall, which is stated at cost adjusted for inflation (as described in Note 3.c), and is amortized using the straight-line method over a five-year period.

i.	Goodwill, net

Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation (as described in Note 3.c), and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. As required by new accounting standards, goodwill is shown in a separately caption in the accompanying consolidated balance sheet.

j.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into Argentine pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within “Financial results, net” in the consolidated statements of income.

k.	Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all the periods presented.

As described in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company records income taxes using the method required by RT 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. RT 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure has not had a significant effect on the accompanying consolidated financial statements.

l.	Asset tax provision

The Company is subject to the asset tax. Pursuant to this tax regime, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The asset tax provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

m.	Customer advances

Customer advances represent payments received in advance in connection with the lease of properties.

n.	Provisions for contingencies and allowances

The Company provides for losses relating to accounts and mortgage receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, the Company’s management understands that there are no elements to foresee potential contingencies having a negative impact on these financial statements.

o.	Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. See note 4.h. (iv) for details. Advertising and promotion expenses were approximately Ps. 1.5 million, Ps. 3.6 million and Ps. 6.3 million for the years ended June 30, 2003, 2002 and 2001, respectively.

p.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

The Company does not sponsor any employee stock ownership plans.

q.	Impairment of long-lived assets

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

RT 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

r.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

s.	Derivative financial instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and to lower its overall financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults. For details on the Company’s derivative instruments activity, see Note 13.

As described in Note 3.d., during fiscal year 2003 the Company adopted new accounting standards. Presented below is a description of the new accounting policy followed by the Company in accounting for the different types of derivative instruments:

- Interest rate swaps

Interest rate swaps are used to minimize the Company’s financing costs. Interest rate swap agreements are recognized in the balance sheet at their fair market values with changes reported in earnings.

- Foreign currency forward-exchange contracts

Foreign currency forward-exchange contracts entered into by the Company generally mature within one year. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. The foreign currency forward-exchange contracts are recognized in the financial statements at their fair market value.

t.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

u.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

v.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interest based on the interest rate estimated at the time of the transaction.

w.	Other receivables and liabilities

Asset tax credits have been measured based on the best estimate of the amount receivable discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. The remaining other receivables and liabilities have been valued on the best estimate of the amount receivable and payable, respectively.

x.	Related party balances

Receivables and liabilities with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Significant accounting policies (continued)

y.	Earnings per share

As described in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income (loss) for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the period with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The Company has considered the dilutive effect of the outstanding convertible debt in calculating diluted EPS.

5.	Breakdown of the main captions

a.	Cash and banks:

	As of June 30,
	2003		2002 (As restated)
Cash in local currency	Ps.	606,055	Ps.	2,226,786
Cash in foreign currency		2,143,526		4,749,816
Banks in local currency		4,776,914		6,949,161
Banks in foreign currency		13,835,199		253,076
Saving accounts		1,611,951		251,238

	Ps.	22,973,645	Ps.	14,430,077

b.	Investments:

	As of June 30,
	2003		2002 (As restated)
Current
Mutual funds	Ps.	5,313,674	Ps.	141,854
Retained interest in transferred credit card receivable (i)		4,719,057		8,293,817
Government bonds (ii)		2,981,305		—
Time deposits in local currency		—		273,200
Tax credit certificates		—		1,614,091

	Ps.	13,014,036	Ps.	10,322,962

Non-current
Pérez Cuesta S.A.C.I (iii).	Ps.	5,628,135	Ps.	14,469,008
E-Commerce Latina S.A. (iv)		2,899,210		6,152,668
Retained interest in transferred credit card receivable (i)		2,567,194		4,665,499

	Ps.	11,094,539	Ps.	25,287,175

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Breakdown of the main captions (continued)

b.	Investments (continued):

(i)	As part of its domestic credit card securitization program, the Company transfers credit card receivables to a Trust in exchange for certificates representing undivided interests in such receivables. The Company classified its retained interest in transferred credit card receivables into a separate balance sheet account and presented the related charge-offs of transferred credit card receivables as a reduction of credit revenues. The retained interest consists of certificates held by the Company (See Note 12 for details).
(ii)	Government bonds are not considered cash equivalent in theconsolidated statements of cash flows.
(iii)	As of June 30, 2003, the Company owned a 18.9% interest in Pérez Cuesta. Between December 2000 and June 2001, Pérez Cuesta sold its 51% interest in the Bahia Blanca Plaza Shopping. As of June 30, 2003 and 2002, (accumulated losses) retained earnings of Pérez Cuesta totaled Ps. (2.5) million and Ps. 4.4 million, respectively.
(iv)	As of June 30, 2003, the Company owned a 49% interest in Altocity.Com through a 50% interest in E-Commerce Latina. As of June 30, 2003 and 2002 accumulated losses of E-Commerce Latina totaled Ps. 38.2 million and Ps. 31.7 million, respectively.

c.	Accounts receivable, net:

	As of June 30,
	2003		2002 (As restated)
Current
Leases and services receivable	Ps.	20,464,030	Ps.	20,411,635
Credit card receivable		19,656,822		12,164,964
Checks to be deposited		6,177,030		14,550,825
Debtors under legal proceedings		22,054,254		23,342,106
Pass-through expenses receivable (i)		5,422,451		9,262,349
Mortgage receivable (ii)		305,895		310,944
Notes receivable		213,808		412,079
Less:
Allowance for doubtful accounts (Note 18.d)		(45,332,888)		(56,425,789)

	Ps.	28,961,402	Ps.	24,029,113

Non-current
Credit card receivable	Ps.	1,235,845	Ps.	2,195,363
Leases and services receivable		—		1,541,670
Mortgage receivable (ii)		1,158,850		1,564,252
Less:
Allowance for doubtful accounts (Note 18.d)		(53,921)		(74,877)

	Ps.	2,340,774	Ps.	5,226,408

(i)	Pass-through expenses receivable primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by the Company on behalf of tenants.
(ii)	Mortgage receivable consists of fixed-rate mortgages. At June 30, 2003, the remaining principal balance consists of mortgage receivable from several borrowers. The amount due from the largest individual borrower was Ps. 94,152 at a contractual interest rate of 14%.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Breakdown of the main captions (continued)

d.	Other receivables and prepaid expenses, net:

	As of June, 30
	2003		2002 (As restated)
Current
Related parties (Note 7)	Ps.	1,093,466	Ps.	1,133,578
Guarantee deposits (i)		889,951		817,789
Shareholders receivable		676,654		—
Advances to suppliers		350,000		350,000
Prepaid services		330,356		—
Interest rate swap receivable (ii)		306,866		—
Prepaid expenses		284,824		2,180,264
Prepaid gross sales tax		247,415		282,235
Other tax credits		112,200		180,886
Dividends receivable (Note 7)		75,000		84,278
Income tax credits		51,418		839,133
Others		433,312		212,772

	Ps.	4,851,462	Ps.	6,080,935

Non-Current
Asset tax credits	Ps.	25,771,356	Ps.	23,487,036
Deferred income tax		12,173,390		65,398,179
Interest rate swap receivable (ii)		8,172,241		—
Mortgage receivable (iii)		2,208,275		2,481,439
Guarantee deposits		646,666		3,662,700
Value Added Tax (“VAT”) receivable		550,381		641,161
Prepaid gross sales tax		318,153		431,865
Income tax credits		31,468		139,901
Others		17,911		87,297
Less:
Allowance for doubtful mortgage receivable (Note 18.d)		(2,208,275)		(2,481,439)

	Ps.	47,681,566	Ps.	93,848,139

(i)	Includes Ps. 0.1 million related to a deposit required as collateral for certain labor lawsuits of the Company.
(ii)	Represents the net amount of US$ 50 million deposited as collateral and US$ 47 million payable for the swap agreement. See Note 13 for details.
(iii)	Corresponds to a loan granted to an unaffiliated third party, accruing interest at an annual fixed rate of 14%. This loan is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Breakdown of the main captions (continued)

e.	Trade accounts payable:

	As of June 30,
	2003		2002 (As restated)
Current
Suppliers	Ps.	16,130,519	Ps.	15,842,907
Accruals		2,384,358		1,758,375
Imports payable		963,817		1,493,963

	Ps.	19,478,694	Ps.	19,095,245

Non-current
Imports payable	Ps.	3,609,629	Ps.	6,873,772

	Ps.	3,609,629	Ps.	6,873,772

f.	Short-term and long-term debt:

Short-term debt consists of the following:

	As of June 30,
	2003		2002 (As restated)
Uncollateralized loans plus accrued interest (i)	Ps.	5,983,770	Ps.	18,045,232
Senior Notes plus accrued interest (ii)		7,043,409		19,932,536
Accrued interest on Notes and Convertible Notes		8,010,719		1,773,741
Deferred financing cost		(1,873,143)		(4,223,105)
Seller financing plus accrued interest (iii)		5,491,231		4,082,220
Mortgage loans (iv)		43,294		145,145

	Ps.	24,699,280	Ps.	39,755,769

Long-term debt consist of the following:

	As of June 30,
	2003		2002 (As restated)
Convertible Notes (v)	Ps.	139,561,845	Ps.	—
Notes (vi)		49,621,000		57,803,128
Senior Notes (ii)		30,305,498		129,561,356
Interest rate swap payable (Note 13)		—		61,072,227
Deferred financing costs		(1,349,510)		(6,371,724)

	Ps.	218,138,833	Ps.	242,064,987

(i)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 9.59 and 8% plus a reference stabilization index (CER) as of June 30, 2003 and 2002, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. The Company had unused lines of credit under the short-term bank lines of Ps. 10.8 million at June 30, 2003.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Breakdown of the main captions (continued)

f.	Short-term and long-term debt (continued):

(ii)	On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of Senior Notes. The Senior Notes were issued in three classes: US$ 40.0 million aggregate principal amount of Class A-2 Senior Notes, due January 13, 2005, priced at 100%; US$ 5.0 million aggregate principal amount of Class B-1 Senior Notes, due January 13, 2005, priced at 100%; and US$ 75.0 million aggregate principal amount of Class B-2 Senior Notes, maturing at various dates through January 13, 2005, priced at 100%. Interest on Class A-2, Class B-1 and Class B-2 Senior Notes accrues at a Badlar rate (as defined below) plus 395 basis points, 90-day Libor plus 475 basis points and Badlar rate plus 395 basis points, respectively (“30-day Badlar” represents a referenced average interest rate payable by several private banks in Argentina to US dollar-denominated time deposits of US$ 1 million or more, as adjusted in accordance with a specified formula). Pursuant to Decree N° 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002, an adjusting index (CER) is being applied to the balances. As of June 30, 2003, the rate applied to this debt was 8% per annum. The Company used a portion of the proceeds received from the issuance of Convertible Notes to repurchase Class A-2 and Class B-2 Senior Notes for Ps. 52.8 million. The Senior Notes are collateralized by a pledge on the shares of SAPSA. The Senior Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios.
(iii)	As of June 30, 2003 this balance included a principal amount of Ps. 3.3 million relating to the seller financing obtained in the acquisition of Shopping Neuquén, and Ps. 1.6 million relating to the CER. Such seller financing accrues interest at six-month LIBOR. As of June 30, 2003, the six-month LIBOR was 1.10%.
(iv)	As of June 30, 2003 this balance included Ps. 0.04 million related to a loan collateralized by a mortgage on certain property of the Company, which book value is Ps. 3.3 million as of such date.
(v)	See Note 16, for details of the issuance of Convertible Notes.
(vi)	On April 7, 2000, the Company issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the “Notes”). Interest on the Notes are payable semiannually on April 7 and October 7 of each year, commencing October 7, 2000. Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by the Company. The Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. During the years ended June 30, 2003 and 2002, the Company redeemed of Ps. 1.8 million and Ps. 17.4 million of the Notes respectively, at different prices below par plus accrued interest.

g.	Salaries and social security payable:

	As of June 30,
	2003		2002 (As restated)
Provision for vacation and bonuses	Ps.	2,605,921	Ps.	621,193
Social security payable		651,521		633,212
Salaries payable		360,886		283,924
Other		164,698		60,286

	Ps.	3,783,026	Ps.	1,598,615

h.	Taxes payable:

	As of June 30,
	2003		2002 (As restated)
VAT payable, net	Ps.	2,069,899	Ps.	4,562,343
Asset tax payable, net		2,117,320		3,540,233
Other tax withholdings		575,858		169,220
Gross sales tax provision		461,569		1,589,880
Income tax, net		263,697		764,932
Gross sales tax withholdings		261,305		250,953
Property tax provision		34,211		31,344
Other taxes		28,359		2,295,883

	Ps.	5,812,218	Ps.	13,204,788

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Breakdown of the main captions (continued)

i.	Customer advances:

	As of June 30,
	2003		2002 (As restated)
Current
Admission rights (i)	Ps.	7,442,488	Ps.	6,769,618
Lease advances (ii)		3,320,211		2,526,663
Torres Abasto advances		393,617		648,859
Guarantee deposits		55,802		207,316

	Ps.	11,212,118	Ps.	10,152,456

Non-current
Admission rights (i)		14,044,014		16,743,565
Lease advances (ii)		11,198,147		11,332,135
Guarantee deposits		75,964		310,611

	Ps.	25,318,125	Ps.	28,386,311

(i)	Admission rights represent non-refundable fees received from tenants upon entering into lease agreements with the Company. These amounts are deferred and amortized to income under the straight-line basis over the respective terms of the agreements. Also, the non-current balance includes an advance of Ps. 4.5 million from NAI in connection with the Rosario Project.
(ii)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 8.2 million as of June 30, 2003, respectively and Ps. 1.3 million and Ps. 10.1 million as of June 30, 2002, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2003 the six-month LIBOR was 1.10%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the space it rents.

j.	Other liabilities:

	As of June 30,
	2003		2002 (As restated)
Current
Accrual for directors fees, net (Note 7)	Ps.	3,164,123	Ps.	1,260,548
Donations payable		1,558,305		—
Contributed leasehold improvements (i)		212,220		212,220
Withholdings and guarantee deposits		—		408,469
Others		715,294		252,372

	Ps.	5,649,942	Ps.	2,133,609

Non-current
Contributed leasehold improvements (i)		901,924		1,114,155
Withholdings and guarantee deposits		12,000		53,562

	Ps.	913,924	Ps.	1,167,717

(i)	Contributed leasehold improvements relate to improvements made by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2003 and 2002.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Breakdown of the main captions (continued)

k.	Provisions:

	As of June 30,
	2003		2002 (As restated)
Current
Provision for contingencies (i) (Note 18.d.)	Ps.	—	Ps.	3,903,734

	Ps.	—	Ps.	3,903,734

Non-current
Provision for contingencies (i) (Note 18.d.)		3,927,125		4,938,067

	Ps.	3,927,125	Ps.	4,938,067

(i)	This reserve relates to: (a) labor lawsuits filed against the Company, (b) an assessment issued by the national fiscal authorities to the Company relating to differences in the computation of estimated useful lives of shopping centers, and (c) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

6.	Shareholders’ equity

a.	Common stock

As of June 30, 2003, the Company had 704.8 million authorized and outstanding shares of common stock, having a par value of Ps. 0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There was no share activity during the years ended June 30, 2001 and 2002. During fiscal year 2003, certain holders of the Convertible Notes exercised its conversion rights and, as a result, the Company issued 4.8 million shares of common stock.

b.	Inflation adjustment of common stock

The Company’s financial statements were prepared on the basis of general price-level accounting, which reflects changes in the purchasing power of the Argentine Peso in the historical financial statements. Accordingly, the annual inflation adjustment related to common stock was appropriated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

c.	Restrictions on distribution of profits

In accordance with the Argentine Corporations Law and the Company’s by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

7.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			(Expense) income included in the Statements of income for the years ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2003		2002 (As restated)		2001 (As restated)		2003		2002 (As restated)
IRSA	Shareholder	Non Current payable with related parties (*)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(84,050,093)
IRSA	Shareholder	Other current receivables and prepaid expenses		—		—		—		121,869		726,096
IRSA	Shareholder	Accrued interest		114,941		—		—		—		—
IRSA	Shareholder	Accrued interest and CER		5,924,880		23,759,081		—		—		—
IRSA	Shareholder	Current payable with related parties		—		—		—		(4,585,754)		(465,956)
IRSA	Shareholder	Administrative expenses		—		—		(277,208)
Inversora Bolívar S.A.	Subsidiary of IRSA	Other current receivables and prepaid expenses		—		—		—		680,049		31,761
Inversora Bolívar S.A.	Subsidiary of IRSA	Accrued interest		32,247		—		—		—		—
Inversora Bolívar S.A.	Subsidiary of IRSA	Accrued interest		—		—		(97,990)		—		—
Dalor S.A.	Minority shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Current payable with related parties		—		—		—		(172,661)		(180,483)
Dalor S.A.	Minority shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Accrued interest		(52,133)		(25,656)		(50,000)		—		—
Dolphin Fund Limited	Shareholder	Current payable with related parties		—		—		—		(184,503)		—
Goldman Sachs and Co.	Shareholder	Current payable with related parties		—		—		—		(6,512)		(7,317)
Parque Arauco	Shareholder	Accrued interest and CER		2,985,641		(1,981,521)		—		—		—
Parque Arauco	Shareholder	Non Current payable with related parties (*)		—		—		—		—		(43,917,148)
Parque Arauco	Shareholder	Current payable with parties		—		—		—		(2,154,970)		—
Pérez Cuesta S.A.C.I.	Equity investee	Dividends receivable		—		—		—		75,000		84,278
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses		—		—		—		16,566		14,120
Altocity.Com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses		—		—		—		58,417		350,225
Altocity.Com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties		—		—		—		(79,198)		(6,287)
Altocity.Com S.A.	Subsidiary of E-Commerce Latina S.A.	Leases		—		—		379,870		—		—
Altocity.Com S.A.	Subsidiary of E-Commerce Latina S.A.	Administrative expenses		—		—		(10,164)		—		—
Cresud S.A.	Shareholder of IRSA	Other current receivables and prepaid expenses		—		—		—		216,565		11,376
Cresud S.A.	Shareholder of IRSA	Current payable with related parties		—		—		—		(261,383)		(52,216)
Directors fees	—	Other current liabilities		—		—		—		(3,164,123)		(1,260,548)
Directors fees	—	Administrative expenses		(4,133,108)		(2,173,930)		(2,213,224)		—		—

(*)	Amounts bear interest at market rates.

As discussed in Note 16, in August 2002 the Company issued US$ 50 million of Convertible Notes. IRSA, a shareholder of the Company, subscribed US$ 30.0 million of the Company’s Convertible Notes. For details of the issuance, see Note 16.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

8.	Financial results, net

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Generated by assets:
Loss on exposure to inflation	Ps.	(12,096,767)	Ps.	(89,738,413)	Ps.	—
Impairment of long-lived assets, net		10,473,362		(62,770,980)		—
Interest income		5,664,471		5,402,266		3,611,967
Interest income from related parties (Note 7)		147,188		—		—

	Ps.	4,188,254	Ps.	(147,107,127)	Ps.	3,611,967

Generated by liabilities:
Interest (expense) income	Ps.	(36,087,043)	Ps.	157,864,386	Ps.	(75,802,344)
Results from derivative instruments		79,874,409		(162,185,608)		(9,540,881)
Exchange differences, net		50,152,823		(862,045)		(36,200)
Gain on exposure to inflation		5,737,266		40,691,478		—
Interest with related parties (Note 7)		8,910,521		21,777,560		(97,990)
Gain on repurchase of debt (See Note 9 (i))		6,749,108		—		—
Others		(884,201)		(1,367,599)		(404,720)

	Ps.	114,452,883	Ps.	55,918,172	Ps.	(85,882,135)

	Ps.	118,641,137	Ps.	(91,188,955)	Ps.	(82,270,168)

9.	Other income (expense), net

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Gain (loss) on repurchase of debt (i)	Ps.	13,029,776	Ps.	(395,868)	Ps.	2,845,538
Gain from sale of intangible assets		2,097,878		—		—
(Loss) gain from sale of fixed assets		—		(11,943)		351,985
Allowance for doubtful mortgage receivable		—		(2,855,832)		(1,998,466)
Donations		(1,944,025)		(99,754)		(348,316)
Provision for contingencies		(2,147,844)		(7,194,847)		(199,175)
Recovery of provision for contingencies		26,982		117,306		163,316
Write-off of abandoned investment projects		—		(333,222)		(419,079)
Others		2,209,102		(65,098)		(702,481)

	Ps.	13,271,869	Ps.	(10,839,258)	Ps.	(306,678)

(i)	During the year ended June 30, 2003, the Company repurchased a portion of the Senior Notes and the Notes (Ps. 80.8 million and Ps. 1.8 million, respectively), at different prices below par plus accrued interest. In connection with the repurchase, the Company recorded a gain of Ps. 19.8 million. (Ps. 11.0 million, after tax). Such gain is net of a charge of Ps. 5.4 million relating to the amortization of deferred financing costs associated with the repurchased obligations.

During the year ended June 30, 2002, the Company repurchased Notes for Ps. 17.4 million, at different prices below par plus accrued interest. In connection with the repurchase, the Company recorded a gain of Ps. 0.3 million. (Ps. 0.2 million, after tax). Such gain is net of a charge of Ps. 0.7 million relating to the amortization of deferred financing costs associated with the repurchased obligations.

During the year ended June 30, 2001, the Company repurchased a portion of the Senior Notes and the Notes (US$ 2.5 million and Ps. 39.7 million, respectively) at 100% and different prices below par plus accrued interest, respectively. In connection with the repurchase, the Company recorded a gain of Ps. 3.9 million. (Ps. 2.5 million, after tax). Such reported gain is net of a charge of Ps. 1.1 million relating to the amortization of deferred financing costs associated with the repurchased obligations.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Segment information

General information

As described in Note 3.d, the Company adopted new accounting standards in fiscal year 2003. As a result, the Company is required to disclose segment information in accordance with RT 18. The application of this standard did not affect the presentation since the Company already disclosed this information in prior years. However, the Company has restated its prior year segment information to reflect on a comparative basis a change occurred in the reportable segments during 2003. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. At June 30, 2003 the Company has three reportable segments. These segments are “leases and services”, “credit card operations” and “others”. Others include sales and development properties and e-commerce activities. In prior years the Company had reported sales and development properties as a separate segment.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop.

•	Others

As stated above, this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings properties (sales and development properties) and also includes the development stage e-commerce activities (e-commerce activities) of Alto Invest. Alto Invest was a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased on-line operations and started in fiscal year 2003 the provision of advisory and consulting services. Although results of e-commerce operations are separated for management internal reporting purposes, all related revenues and associated costs are included within “leases and services” in the accompanying consolidated statement of income.

The Company’s primary operations are located in Argentina. All revenues and long-lived assets are attributable to the Company’s country of domicile.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Segment information (continued)

As of and for the year ended June 30, 2003:

	Leases and services		Credit card Operations		Other		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2003
Sales	Ps.	88,953,531	Ps.	24,934,629	Ps.	655,149	Ps.	114,543,309	Ps	(i) (327,886)	Ps.	114,215,423
Costs		(58,243,230)		(10,544,803)		(1,001,402)		(69,789,435)		(i)(ii) 2,214,568		(67,574,867)

Gross profit (loss)	Ps.	30,710,301	Ps.	14,389,826	Ps.	(346,253)	Ps.	44,753,874	Ps.	1,886,682	Ps.	46,640,556

Selling expenses		(7,251,012)		(10,246,197)		(96,328)		(17,593,537)		—		(17,593,537)
Administrative expenses		(12,321,778)		(5,886,895)		(18,809)		(18,227,482)		—		(18,227,482)
Net loss in credit card trust		—		(4,077,136)		—		(4,077,136)		—		(4,077,136)
Torres de Abasto unit contracts’ rescissions		—		—		9,682		9,682		—		9,682

Operating income (loss)	Ps.	11,137,511	Ps.	(5,820,402)	Ps.	(451,708)	Ps.	4,865,401	Ps.	1,886,682	Ps.	6,752,083

Equity loss from related companies		(8,818,720)		—		(3,253,455)		(12,072,175)		—		(12,072,175)
Amortization of goodwill		(4,584,787)		(242,268)		—		(4,827,055)		—		(4,827,055)
Financial results, net		118,459,391		557,476		1,510,952		120,527,819		(ii) (1,886,682)		118,641,137
Other income, net		12,532,691		10,777		728,401		13,271,869		—		13,271,869

Income (loss) before taxes and minority interest	Ps.	128,726,086	Ps.	(5,494,417)	Ps.	(1,465,810)	Ps.	121,765,859	Ps.	—	Ps.	121,765,859

Income tax		(48,786,860)		939,582		1,092,177		(46,755,101)		—		(46,755,101)
Minority interest		1,463,862		862,514		13,471		2,339,847		—		2,339,847

Net income (loss)	Ps.	81,403,088	Ps.	(3,692,321)	Ps.	(360,162)	Ps.	77,350,605	Ps.	—	Ps.	77,350,605

Depreciation and amortization		56,187,889		4,893,095		302,253		61,383,237		—		61,383,237
Additions of fixed assets		2,175,845		243,536		28,606		2,447,987		—		2,447,987
Investment in equity method investees (see note 5.b.(iii) and (iv))		5,628,135		—		2,899,210		8,527,345		—		8,527,345

Operating assets		870,859,020		20,788,426		3,122,850		894,770,296		—		894,770,296
Non operating assets		181,968,662		13,816,991		25,829,929		221,615,582		(iii) (12,048,853)		209,566,729

Total Assets	Ps.	1,052,827,682	Ps.	34,605,417	Ps.	28,952,779	Ps.	1,116,385,878	Ps.	(12,048,853)	Ps.	1,104,337,025

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Segment information (continued)

As of and for the year ended June 30, 2002 (As restated):

	Leases and services		Credit card Operations		Other		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2002
Sales	Ps.	146,846,540	Ps.	45,840,408	Ps.	3,961,356	Ps.	196,648,304	Ps.	(i)(682,077)	Ps.	195,966,227
Costs		(72,746,300)		(16,724,098)		(5,723,141)		(95,193,539)		(i)(ii) 4,122,973		(91,070,566)

Gross profit (loss)	Ps.	74,100,240	Ps.	29,116,310	Ps.	(1,761,785)	Ps.	101,454,765	Ps.	3,440,896	Ps.	104,895,661

Selling expenses		(41,696,110)		(21,034,672)		(481,044)		(63,211,826)		—		(63,211,826)
Administrative expenses		(13,302,480)		(12,031,436)		(49,581)		(25,383,497)		—		(25,383,497)
Torres de Abasto unit contracts´ rescissions		—		—		60,394		60,394		—		60,394
Net loss in credit card trust		—		(4,068,787)		—		(4,068,787)		—		(4,068,787)

Operating income (loss)	Ps.	19,101,650	Ps.	(8,018,585)	Ps.	(2,232,016)	Ps.	8,851,049	Ps.	3,440,896	Ps.	12,291,945

Equity gain (loss) from related companies (i)		3,149,562		—		(8,044,604)		(4,895,042)		—		(4,895,042)
Amortization of goodwill		(4,584,557)		(242,255)		—		(4,826,812)		—		(4,826,812)
Financial results, net		(78,257,741)		(3,210,408)		(6,279,910)		(87,748,059)		(ii) (3,440,896)		(91,188,955)
Other expense, net		(10,280,349)		(153,364)		(405,545)		(10,839,258)		—		(10,839,258)

Loss before taxes and minority interest	Ps.	(70,871,435)	Ps.	(11,624,612)	Ps.	(16,962,075)	Ps.	(99,458,122)	Ps.	—	Ps.	(99,458,122)

Income tax		81,458,309		1,484,303		49,942		82,992,554		—		82,992,554
Minority interest		2,862,408		1,979,611		271,741		5,113,760		—		5,113,760

Net income (loss)	Ps.	13,449,282	Ps.	(8,160,698)	Ps.	(16,640,392)	Ps.	(11,351,808)	Ps.	—	Ps.	(11,351,808)

Depreciation and amortization		61,846,975		4,339,227		325,199		66,511,401		—		66,511,401
Additions of fixed assets		3,047,482		443,020		—		3,490,502		—		3,490,502
Investment in equity method investees (see note 5.b.(iii)and (iv))		14,469,008		—		6,152,668		20,621,676		—		20,621,676
Operating assets		963,515,893		11,920,402		2,767,843		978,204,138		—		978,204,138
Non operating assets		179,251,590		31,299,090		27,468,427		238,019,107		(iii) (15,183,870)		222,835,237

Total Assets	Ps.	1,142,767,483	Ps.	43,219,492	Ps.	30,236,270	Ps.	1,216,223,245	Ps.	(15,183,870)	Ps.	1,201,039,375

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Segment information (continued)

As of and for the year ended June 30, 2001 (As restated):

	Leases and services		Credit card Operations		Other		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2001
Sales	Ps.	204,689,737	Ps.	49,210,500	Ps.	13,152,907	Ps.	267,053,144	Ps.	(ii) (1,004,412)	Ps.	266,048,732
Costs		(73,009,830)		(20,660,461)		(15,862,126)		(109,532,417)		(ii) (iii) 5,194,941		(104,337,476)

Gross profit (loss)	Ps.	131,679,907	Ps.	28,550,039	Ps.	(2,709,219)	Ps.	157,520,727	Ps.	4,190,529	Ps.	161,711,256

Selling expenses		(24,255,261)		(13,617,576)		(2,262,646)		(40,135,483)		—		(40,135,483)
Administrative expenses		(20,883,252)		(13,143,831)		(620,508)		(34,647,591)		—		(34,647,591)
Torres de Abasto unit contracts’ rescissions		—		—		(29,404)		(29,404)		—		(29,404)
Net income in credit card trust		—		2,313,746		—		2,313,746		—		2,313,746

Operating income (loss)	Ps.	86,541,394	Ps.	4,102,378	Ps.	(5,621,777)	Ps.	85,021,995	Ps.	4,190,529	Ps.	89,212,524

Equity loss from related companies (i)		(3,084,608)		—		—		(3,084,608)		—		(3,084,608)
Amortization of goodwill		(4,584,804)		(242,255)		—		(4,827,059)		—		(4,827,059)
Financial results, net		(78,660,239)		—		580,600		(78,079,639)		(iii) (4,190,529)		(82,270,168)

Other (expense) income, net		(369,950)		162,604		(99,332)		(306,678)		—		(306,678)

(Loss) income before taxes and minority interest	Ps.	(158,207)	Ps.	4,022,727	Ps.	(5,140,509)	Ps.	(1,275,989)	Ps.	—	Ps.	(1,275,989)

Income tax		(4,958,811)		(282,163)		—		(5,240,974)		—		(5,240,974)
Minority interest		(1,057,470)		(852,998)		1,009,681		(900,787)		—		(900,787)

Net (loss) income	Ps.	(6,174,488)	Ps.	2,887,566	Ps.	(4,130,828)	Ps.	(7,417,750)	Ps.	—	Ps.	(7,417,750)

Depreciation and amortization		67,221,286		3,225,401		1,781,080		72,227,767		—		72,227,767
Additions of fixed assets		21,625,786		1,876,482		170,425		23,672,693		—		23,672,693
Investment in equity method investees		11,321,259		—		14,197,273		25,518,532		—		25,518,532

Operating assets		1,060,107,785		50,652,459		14,520,396		1,125,280,640		—		1,125,280,640
Non operating assets		221,804,513		34,360,402		46,879,205		303,044,120		(iv) (30,441,514)		272,602,606

Total Assets	Ps.	1,281,912,298	Ps.	85,012,861	Ps.	61,399,601	Ps.	1,428,324,760	Ps.	(30,441,514)	Ps.	1,397,883,246

(i)	The Company formed E-Commerce Latina in December, 1999. The issuance of stock by E-Commerce Latina to Telefónica decreased the Company’s percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina’s common stock issued under the transaction was substantially more than the Company’s carrying amount per share of E-commerce stock, thus triggering a change in the Company’s interest in E-Commerce Latina. The change in the Company’s interest resulted in the recognition of a deferred gain since E-Commerce Latina is in the early stage of development and the realizability of the gain is not assured. This deferred gain is recognized in the non-current investments line item of the consolidated balance sheet. This gain is being amortized to income as the investee incurs operating losses. Therefore, no results from E-Commerce Latina’s operations are presented in this segment information table.
(ii)	Represents inter-segment lease revenues and expenses.
(iii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iv)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

11.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2003 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Investments (1)	Ps.	5,313,674	Ps.	—	Ps.	834,034	Ps.	3,397,215	Ps.	2,567,194	Ps.	—	Ps.	3,469,113	Ps.	15,581,230
Accounts receivable, net		13,993,342		3,043,497		1,107,190		1,005,232		2,340,774		9,812,141		—		31,302,176
Other receivables and prepaid expenses, net		1,820,836		264,075		1,076,403		415,710		46,194,469		—		2,761,535		52,533,028

	Ps.	21,127,852	Ps.	3,307,572	Ps.	3,017,627	Ps.	4,818,157	Ps.	51,102,437	Ps.	9,812,141	Ps.	6,230,648	Ps.	99,416,434

Liabilities
Trade accounts payable	Ps.	14,447,258	Ps.	275,906	Ps.	325,438	Ps.	974,656	Ps.	3,609,629	Ps.	3,455,436	Ps.	—	Ps.	23,088,323
Customer advances		3,592,067		2,693,531		2,480,507		2,446,013		25,318,125		—		—		36,530,243
Short-term and long-term debt		7,352,720		1,500,952		10,843,785		—		218,138,833		—		5,001,823		242,838,113
Related parties		6,380,002		—		—		—		—		—		1,064,979		7,444,981
Other liabilities (2)		8,458,000		5,845,461		758,705		520,698		913,924		—		3,927,125		20,423,913

	Ps.	40,230,047	Ps.	10,315,850	Ps.	14,408,435	Ps.	3,941,367	Ps.	247,980,511	Ps.	3,455,436	Ps.	9,993,927	Ps.	330,325,573

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments (1)	Ps.	—	Ps.	—	Ps.	8,294,980	Ps.	—	Ps.	4,719,056	Ps.	2,567,194	Ps.	15,581,230
Accounts receivable, net		—		—		305,895		1,158,850		28,655,507		1,181,924		31,302,176
Other receivables and prepaid expenses, net		1,406,851		8,172,242		—		—		3,444,611		39,509,324		52,533,028

	Ps.	1,406,851	Ps.	8,172,242	Ps.	8,600,875	Ps.	1,158,850	Ps.	36,819,174	Ps.	43,258,442	Ps.	99,416,434

Liabilities
Trade accounts payable	Ps.	—	Ps.	3,609,629	Ps.	963,817	Ps.	—	Ps.	18,514,877	Ps.	—	Ps.	23,088,323
Customer advances		—		—		1,220,000		8,222,190		9,992,118		17,095,935		36,530,243
Short-term and long-term debt		4,174,281		187,833,335		11,456,802		30,305,498		9,068,197		—		242,838,113
Related parties		7,444,981		—		—		—		—		—		7,444,981
Other liabilities (2)		—		—		—		—		15,582,864		4,841,049		20,423,913

	Ps.	11,619,262	Ps.	191,442,964	Ps.	13,640,619	Ps.	38,527,688	Ps.	53,158,056	Ps.	21,936,984	Ps.	330,325,573

(1)	Represents mutual funds, government bonds and retained interest in transferred credit card receivables.
(2)	Represents salaries and social security payable, taxes payable, dividends payable, other liabilities and provisions.

12.	Tarshop credit card receivables securitization

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 102.7 million of its customer credit card receivable balances to Trusts in exchange for Ps.80.6 million in net cash proceeds. Under the securitization programs, the Trusts issued Ps. 14.5 million nominal value subordinated CPs, Ps. 26.7 million 12% fixed-rate interest TDFs, Ps. 22.5 million 18% fixed-rate interest TDFs, and Ps. 17.1 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.7 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

13.	Derivative Instruments

The Company’s derivative activity during fiscal years 2003, 2002 and 2001 is presented below:

(i)	Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005 that as of June 30, 2003 its estimated settlement cost was of US$ 47.1 million. Prior to the adoption of the new accounting standards, the fair value of the swap agreement had not been recognized in the Company’s financial statements. Any differential to be paid or received under this agreement had been accrued and recognized as an adjustment to interest expense in the statement of income. As described in Note 3.d., the Company adopted new accounting standards on July 1, 2002 pursuant to which the swap agreement is carried on the consolidated balance sheet at fair market value. The Company has restated its prior year financial statements to give retroactive effect to the newly accounting standards. See also Note 3.d. for details effects of the restatement. The fair market value of the swap agreement amounted to US$ (47.1) million and US$ (72.7) million at June 30, 2003 and 2002, respectively. During the years ended June 30, 2003, 2002 and 2001 the Company recognized a gain (loss) of Ps. 79.9 million, Ps. (162.5) million and Ps. (2.3) million, respectively. The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

(ii)	Foreign currency forward-exchange contracts

During fiscal years 2001 and 2002, consistent with the Company’s risk management policies, the Company used foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. At June 30, 2001, the Company had three outstanding foreign currency forward-exchange contracts with financial institutions to sell an aggregate amount of US$ 80.0 million with a final maturity through September 15, 2001. The Company recognized a net gain (loss) of Ps. 0.3 million and Ps. (7.2) million for the years ended June 30, 2002 and 2001, respectively, related to these contracts.

14.	Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Numerator:
Net income (loss) available to common shareholders	Ps.	77,350,605	Ps.	(11,351,808)	Ps.	(7,417,750)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		14,636,950		—		—
Foreign currency exchange gain		(41,774,272)		—		—
Income tax effects		9,498,063		—		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	59,711,346	Ps.	(11,351,808)	Ps.	(7,417,750)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14.	Earnings per share (continued)

	Year ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Denominator:
Weighted-average number of shares outstanding		701,016,763		700,000,000		700,000,000
Plus: incremental shares of assumed conversions:
Convertible debt		1,326,531,395		—		—

Adjusted weighted-average number of shares		2,027,548,158		700,000,000		700,000,000

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.11	Ps.	(0.02)	Ps.	(0.01)
Diluted net income (loss) per common share		0.03		(0.02)		(0.01)

15.	Income taxes

As described in Note 4.k, the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax benefit (expense) for the years ended June 30, 2003, 2002 and 2001 consists of the following:

	2003		2002 (As restated)		2001 (As restated)
Current income tax expense	Ps.	729,521	Ps.	1,450,071	Ps.	2,648,338
Deferred income tax expense (benefit)		46,025,580		(84,442,625)		2,592,636

Income tax expense (benefit)	Ps.	46,755,101	Ps.	(82,992,554)	Ps.	5,240,974

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2003 and 2002 are presented below:

	2003
	Balances at beginning of year		Effect of the adjustment for inflation on initial balances		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Investments	Ps.	(1,105)	Ps.	(137)	Ps.	(182,928)	Ps.	(184,170)
Accounts receivable		2,628,997		325,207		3,145,767		6,099,971
Other receivables and prepaid expenses		—		—		232,670		232,670
Inventory		27,570		3,410		(178,041)		(147,061)
Fixed assets		(8,914,382)		(1,102,709)		991,834		(9,025,257)
Intangible assets		(1,736,086)		(214,754)		216,559		(1,734,281)
Short-term and long-term debt		18,026,536		2,229,882		(19,644,432)		611,986
Other liabilities		2,274,260		281,325		(1,033,726)		1,521,859
Tax loss carryforward		47,451,374		5,869,734		(38,225,052)		15,096,056
Valuation allowance		(1,558,194)		(192,749)		1,452,560		(298,383)

Net deferred income tax asset (liability)	Ps.	58,198,970	Ps.	7,199,209	Ps.	(53,224,789)	Ps.	12,173,390

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Income taxes (continued)

Income tax expense (benefit) for the years ended June 30, 2003, 2002 and 2001 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax (loss) income as a result of the following:

	2003		2002 (As restated)		2001 (As restated)
Income tax expense (benefit) at statutory tax rate on pretax income (loss)	Ps.	42,618,051	Ps.	(34,810,343)	Ps.	(446,596)
Non-deductible expenses		4,836,124		2,018,238		1,284,682
Net loss in related companies		260,902		9,676,388		(22,398)
Change in valuation allowance		(1,117,840)		—		—
Inflation adjustment		(202,106)		(101,406,682)		—
Others, net		359,970		41,529,845		4,425,286

Income tax expense (benefit)	Ps.	46,755,101	Ps.	(82,992,554)	Ps.	5,240,974

As of June 30, 2003 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 43.1 million, which expire at various dates beginning in 2004 and ending in 2009.

16.	Issuance of Convertible Notes

On August 20, 2002 the Company issued US$ 50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of Convertible Notes were used to repaid short-term bank loans for Ps. 27.3 million and for the redemption of the Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes mature on July 19, 2006, accrues interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time, of Ps. 0.10 par value per share at a conversion rate of 30.8642 per U.S. dollar. In the event all bondholders exercise their conversion right, the Company’s common shares would increase from 70.0 million to 224.3 million.

The issuance of the Convertible Notes was approved by the shareholders on December 4, 2001 and by the National Securities Commission on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002.

During fiscal year 2003, holders of approximately US$ 0.2 million Convertible Notes exercised their conversion rights and, as a result, the Company issued 4,829,740 common shares. At June 30, 2003 the outstanding balance of Convertible Notes amounted to US$ 49.8 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

As discussed in Notes 3.c. and 4.k., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV resolutions represent a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

I.	Difference in measurement methods

The following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation through February 28, 2003, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended June 30,
	2003		2002 (Restated)		2001 (Restated)
Reconciliation of net income (loss):
Net income (loss) as reported under Argentine GAAP	Ps.	77,350,605	Ps.	(11,351,808)	Ps.	(7,417,750)
US GAAP adjustments:
Revenue recognition from sales of development properties (Note 17.I.b)		—		220,772		(120,783)
Pre-operating and advertising expenses
-Original value (Note 17.I.d)		(181,963)		(406,541)		(1,906,044)
-Amortization (Note 17.I.d)		2,082,186		2,008,199		8,020,102
Web site development costs (Note 17.I.e)		—		—		783,986
Software obtained for internal use (Note 17.I.f)		128,812		179,323		(184,535)
Amortization expense (Note 17.I.h)		4,827,055		(2,484,824)		(562,035)
Non-current investments in unconsolidated affiliated companies (Note 17.I.i)		197,438		(3,444,385)		828,441
Accounting for changes in interest in unconsolidated affiliated companies (Note 17.I.j)		—		(297,532)		(9,463,523)
Accounting for changes in interest in consolidated affiliated companies (Note 17.I.k)		(20,384)		—		(73,074)
Securitization accounting (Note 17.I.m)		5,244,746		(1,004,416)		(4,840,028)
Available-for-sale securities (Note 17.I.n)		(271,338)		(6,019)		(26,690)
Deferred charges (Note 17.I.o)		213,260		(62,359)		(150,901)
Amortization of fees related to the Senior Notes (Note 17.I.p)		503,664		(1,029,226)		(473,225)
Present-value accounting (Note 17.I.r)		1,281,622		—		—
Restoration of previously recognized impairment losses (Note 17.I.s)		(15,676,731)		—		—
Income tax (Note 17.I.t)		(10,993,063)		(147,026,476)		168,486
Minority interest (Note 17.I.u)		(828,755)		2,913,719		1,193,237

Net income (loss) under US GAAP	Ps.	63,857,154	Ps.	(161,791,573)	Ps.	(14,224,336)

Earnings per share under US GAAP (Note 17.II.l):
Basic net income (loss) per common share	Ps.	0.09	Ps.	(0.23)	Ps.	(0.02)
Diluted net income (loss) per common share	Ps.	0.02	Ps.	(0.23)	Ps.	(0.02)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

	Years ended June 30,
	2003		2002 (Restated)
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.	759,250,907	Ps.	681,415,760
US GAAP adjustments:
Appraisal revaluation of fixed assets (Note 17.I.c)		(3,952,571)		(3,952,571)
Pre-operating and advertising expenses
-Original value (Note 17.I.d)		(17,365,704)		(52,732,359)
-Accumulated amortization (Note 17.I.d)		15,838,829		49,305,261
Software obtained for internal use (Note 17.I.f)		(186,067)		(314,879)
Differences in basis relating to purchase accounting
-Original value (Note 17.I.g)		12,648,457		12,648,457
-Accumulated amortization (Note 17.I.h)		93,331		(4,733,724)
Non-current investments in unconsolidated affiliated companies (Note 17.I.i)		(4,238,240)		(4,435,678)
Securitization accounting (Note 17.I.m)		(813,198)		(6,057,944)
Deferred charges (Note 17.I.o)		—		(213,260)
Amortization of fees related to the Senior Notes (Note 17.I.p)		(998,787)		(1,502,451)
Present-value accounting (Note 17.I.r)		1,281,622		—
Restoration of previously recognized impairment losses (Note 17.I.s)		(15,676,731)		—
Deferred income tax (Note 17.I.t)		(154,119,130)		(143,031,099)
Minority interest (Note 17.I.u)		2,974,017		3,857,470

Shareholders’ equity under US GAAP	Ps.	594,736,735	Ps.	530,252,983

	Years ended June 30,
	2003		2002
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity as of the beginning of the year	Ps.	530,252,983	Ps.	694,269,043
Conversion of debt into common stock		484,542		—
Other comprehensive income (loss)		142,056		(2,224,487)
Net income (loss) under US GAAP		63,857,154		(161,791,573)

Shareholders’ equity as of the end of the year	Ps.	594,736,735	Ps.	530,252,983

a)	Restatement of Argentine GAAP figures and its effects on the US GAAP reconciliation

As more fully described in Note 3.d, effective July 1, 2002 the Company adopted new accounting standards related to valuation and disclosure criteria. As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standards, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied for prospectively.

As a result, the US GAAP reconciliation footnote has also been restated to reflect the above-mentioned changes in accounting standards. However, this restatement did not affect the originally reported US GAAP amounts of consolidated net loss for the years ended June 30, 2002 and 2001 and of consolidated shareholders’ equity as of June 30, 2002.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

b)	Revenue recognition issues

- Revenue from sales of development properties

Under Argentine GAAP, the Company recognizes revenue from sales of development properties under fixed-priced construction contracts following the percentage-of-completion method.

Under US GAAP, the Company applies Statement of Financial Accounting Standards (“SFAS”) No. 66 “Accounting for Sales of Real Estate”, which requires revenue to be measured under the percentage-of-completion method if the Company meets certain criteria. If the criteria are not met, either the installment method or the deposit method is used. Under the installment method cash receipts are apportioned between cost recovered and profit, while under the deposit method, no revenue is recognized and cash receipts are recorded as customer advances. The Company determined that revenue recognition under the installment method was appropriate for certain sales contracts.

Following is a description of revenues from sales of development properties, their associated costs and related loss on Torres de Abasto unit contracts’ rescissions under US GAAP for the years ended June 30, 2003, 2002 and 2001, respectively.

	As of June 30,
	2003		2002		2001
Sales	Ps.	462,020	Ps.	4,886,305	Ps.	12,473,871
Costs		(699,141)		(6,060,260)		(13,758,649)
Torres de Abasto unit contracts’ rescissions	Ps.	9,682	Ps.	60,394	Ps.	(29,404)

- Other revenue recognition issues

As discussed in Note 4.a., certain of the Company’s lease contracts provide for the payment of additional rent based on a percentage of the tenant’s revenues. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, the Company does not have the inherent estimation process of a lessor that determines additional rent less frequently. Under Argentine GAAP, these contingent rents are not recognized until the required thresholds are exceeded. Under US GAAP, the Company considers that Emerging Issues Task Force 98-9 “Accounting for Contingent Rent” (“EITF 98-9”) is not applicable and that its accounting policy is consistent with the provisions of Staff Accounting Bulleting 101 (“SAB 101”) “Revenue Recognition”. As such, no difference exists between revenue recognized under Argentine GAAP and US GAAP.

As discussed in Note 4.a., certain of the Company’s lease contracts provide for schedule rent increases. Under US GAAP, the Company evaluated the guidance of FTB 85-3 and FTB 88-1 in accounting for its operating leases with scheduled rent increases. Under this guidance, rental income from leases with scheduled rent increases is to be recognized on a straight-line basis over the lease term. The Company determined that such guidance was not applicable for the Company’s lease operations. In reaching its conclusion, the Company has considered (i) that all of the Company’s lease contracts are cancelable as permitted under Argentine Law 24,808 (“Rentals Law”) provided that the lease has been in effect for at least six months and an insignificant penalty is paid by the tenant; and (ii) the level of past due lease accounts receivable and current delinquency rates.

c)	Appraisal revaluation of fixed assets

As discussed in Note 4.e., under Argentine GAAP, the Company recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore, this reserve has been reversed.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

d)	Pre-operating and advertising expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre opening activities of the Company’s shopping centers as well as other costs related to the evaluation of certain e-commerce projects. These costs are being amortized under the straight-line basis over 3 years. Under US GAAP, these costs are expensed as incurred.

Also, under Argentine GAAP, the Company has capitalized certain advertising and promotion costs related to certain shopping centers, which are being amortized under the straight-line basis over 3 years. Under US GAAP, all of these costs were expensed as incurred.

e)	Web site development costs

Under Argentine GAAP, the Company capitalizes certain costs incurred in connection with the development of the Company’s web sites. Such costs are amortized under the straight-line method over a period of 2 years.

Under US GAAP, the Company adopted EITF No. 00-02, “Accounting for Web Site Development Costs” for the fiscal year ended June 30, 2000. As such, during fiscal year 2000 the Company expensed Ps. 0.8 million of certain costs incurred during the planning stage as well as costs related to training, administration and other maintenance activities. Under Argentine GAAP, the Company expensed such costs during fiscal year 2001 primarily as a result of the discontinuance of Alto Invest’s on-line operations. Under US GAAP, the Company reversed such adjustment during fiscal year 2001, as these costs were expensed as incurred in fiscal year 2000.

f)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Company (i) expensed Ps. nil, Ps. 0.2 million and Ps. 0.5 million of capitalized software costs for the years ended June 30, 2003, 2002 and 2001, respectively, and (ii) reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.1 million, Ps. 0.4 million and Ps. 0.3 million for the years ended June 30, 2003, 2002 and 2001, respectively.

g)	Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its acquisitions. Accordingly, the fair market value of the assets and liabilities acquired was estimated and the excess of the purchase price over the fair value is considered goodwill. The US GAAP adjustment for “Difference in basis relating to purchase accounting” reflects the application of certain US GAAP adjustments, such as accounting for deferred income taxes, when estimating the fair value of such assets and liabilities.

h)	Amortization expense

The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP as described in Note 17.I.g. gave rise to differences in amortization expenses until June 30, 2002. As described in Note 17.II.g., the Company adopted SFAS No. 142 effective at the beginning of fiscal year 2003. As required by this standard, under US GAAP the Company discontinued amortization of goodwill as from July 1, 2002. As a result, the 2003 US GAAP income adjustment represents the reversion of the amortization charge recorded under Argentine GAAP.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

i)	Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 0.2 million, Ps. (3.4) million and Ps. 0.8 million for the years ended June 30, 2003, 2002 and 2001, respectively. These adjustments relate principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting of web site development costs, (iii) the depreciation of fixed assets, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, and (v) the accounting for available-for-sale securities.

j)	Accounting for changes in interest in unconsolidated affiliated companies

As discussed in Note 4.a, the Company formed E-Commerce Latina in December 1999. The issuance of stock by E-Commerce Latina to Telefónica decreased the Company’s percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina’s common stock issued under the transaction was substantially more than the Company’s carrying amount per share of E-Commerce Latina stock, thus triggering a change in the Company’s interest in E-Commerce Latina. Under Argentine GAAP, the change in the Company’s interest resulted in the recognition of a deferred gain of Ps. 9.8 million since E-Commerce Latina is in the early stage of development and the realizability of the gain is not assured. This gain was being amortized to income as the investee incurred operating losses. Under US GAAP, in accordance with Staff Accounting Bulletin (“SAB”) Topic 5H, as amended by SAB 84, the Company reflected the change of interest in E-Commerce Latina as a credit to additional paid-in-capital, and as a result, the amortized portion of deferred gain under Argentine GAAP was reversed. Amortization of deferred gain recognized under Argentine GAAP during fiscal years 2002 and 2001 totaled Ps. 0.3 million and Ps. 9.6 million, respectively.

In March 2001, the Company’s ownership interest in Pérez Cuesta decreased from 25% to 18.9% as a result of an issuance of stock by Pérez Cuesta not subscribed by the Company. Under Argentine GAAP, the change in the Company’s interest resulted in the recognition of a gain of Ps. 0.3 million since the value assigned to the Pérez Cuesta´s common stock issued under the transaction was substantially more than the carrying amount per share of Pérez Cuesta stock. Under US GAAP, the Company applies SAB Topic 5H that permits the income statement treatment. Accordingly, under US GAAP, the Company recognized a gain of Ps. 0.4 million. The difference of Ps. 0.1 million reflects the effect of US GAAP adjustments as of the date of change.

k)	Accounting for changes in interest in consolidated affiliated companies

In September 2000, the Company’s interest in Alto Invest increased from 61% to 76% as a result of an issuance of stock by Alto Invest. Under Argentine GAAP, the change in the Company’s interest resulted in the recognition of a loss of Ps. 0.5 million since the value assigned to the Alto Invest’s common stock issued under the transaction was substantially more than the carrying amount per share of Alto Invest stock. Under US GAAP, this transaction was accounted for as a purchase of additional shares and, accordingly, the difference was considered goodwill. As discussed in Note 4.a, Alto Invest ceased its on-line operations in May 2001. Therefore, under US GAAP, the Company wrote-down Ps. 0.6 million related to the goodwill previously recognized. The difference with respect to the amount recognized under Argentine GAAP, totaling Ps. 73,074, relates to the effect of US GAAP adjustments at the date of change.

As discussed in Note 3.f., during fiscal year 2003 the Company acquired an additional 24% ownership interest in Alto Invest for a total consideration of Ps. 0.2 million. Under both Argentine GAAP and US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, was recognized in earnings. The difference with respect to the amount recognized under Argentine GAAP, totaling Ps. 20,384, relates to the effect of US GAAP adjustments at the date of acquisition. See Note 17.II.p, for the income statement classification difference of this gain.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

l)	Stock option agreement with CIM

E-Commerce Latina entered into a stock option agreement with Consultores Internet Managers Ltd. (“CIM”), pursuant to which options were granted, to purchase class B shares of Altocity.Com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands´ corporation created to act on behalf of the Company’s management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.Com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option over (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. As of June 30, 2003, no individual awards have been determined for participating employees under this option. Upon exercise of the option, CIM’s sole asset will be its 15% interest in Altocity.Com.

Under US GAAP, the Company adopted SFAS No. 123, “Accounting for Stock-Based Compensation” in accounting for both stock option agreements. This Statement gave the Company the option of either (i) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations while providing the disclosures required under SFAS No. 123, or (ii) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

Under US GAAP, in accordance with AIN-APB 25 “Accounting for Stock Issued to Employees – an accounting interpretation of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the Company and the employee, whether the plan is adopted by the Company or the principal stockholder. Consequently, the Company should account for this type of plan when one is established or financed by the principal stockholder unless (i) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (ii) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment or (iii) the Company clearly does not benefit from the transaction. The SEC to apply to other situations in which a principal stockholder undertakes transactions for the benefit of the company has adopted the rationale established in this Interpretation. SAB 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form.

The Company has determined that the stock options were granted, in substance, to compensate the management of Altocity.Com. In addition, as the exercise price is not known at date of grant, this option agreement is considered to be a “variable” plan. To date, no individual awards have been determined for participating employees under the option plan. At June 30, 2003, as the exercise price exceeds the fair market value of Altocity.Com’s shares, no compensation expense has been recognized.

m)	Securitization Accounting

As discussed in Note 12, the Company entered into two-year revolving-period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, sold a portion of its customer credit card receivable balances to Trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent the certificates are sold to third parties, the related transferred balances qualify as sales for financial statement purposes and as such the receivables are removed from the Company’s consolidated balance sheet. The remaining receivables in the Trusts, which have not been sold to third parties, are reflected on the Company’s balance sheet as retained interests in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

m)	Securitization Accounting (continued)

Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements. Pursuant to the contractual agreements, the Company remains the servicer on the accounts and receives a fee for the services performed. Income from servicing activities is recognized as services are performed.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 was issued in September 2000 and replaces, in its entirety, SFAS No. 125. The Company was required to adopt the provisions of SFAS No. 140 prospectively to transactions beginning after March 31, 2001. Although SFAS No. 140 has changed many of the rules regarding securitizations under SFAS No. 125, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 and SFAS No. 125 also require an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was zero. In determining the estimated fair value, the Company considered the fees received as compensation just adequate to compensate the Company for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values).

The retained interests in securitized credit card receivables are treated as a debt security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Accordingly, unrealized holding losses recognized in earnings for the years ended June 30, 2003 and 2002 amounted to Ps. 0.8 million and Ps. 8.1 million, respectively.

The following summarizes the Company’s securitization activity:

	Year ended June 30,
	2003	2002	2001
Proceeds from securitizations	Ps. 4,950,000	Ps. 108,121,681	Ps. 62,466,253
Servicing fees received	—	121,936	288,679

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

m)	Securitization Accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest for the years ended June 30, 2003, 2002 and 2001:

	Cost		Estimated unrealized gain (loss)		Fair value
Balance at June 30, 2000	Ps.	5,284,658	Ps.	—	Ps.	5,284,658
Retained interest in portfolios sold		10,363,957		—		10,363,957
Change in unrealized gain		—		4,240,776		4,240,776

Balance at June 30, 2001	Ps.	15,648,615	Ps.	4,240,776	Ps.	19,889,391
Retained interest in portfolios sold		—		—		—
Change in unrealized loss		—		(12,321,722)		(12,321,722)

Balance at June 30, 2002	Ps.	15,648,615	Ps.	(8,080,946)	Ps.	7,567,669
Liquidation of retained interest		(10,455,149)		5,705,404		(4,749,745)
Change in unrealized gain (loss)		—		(840,982)		(840,982)

Balance at June 30, 2003	Ps.	5,193,466	Ps.	(3,216,524)	Ps.	1,976,942

As of June 30, 2003, and 2002 the gross net unrealized loss gain has been offset by a deferred tax benefit of Ps. 1.1 million and Ps. 2.8 million, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at 35%. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2003 to changes to key assumptions:

	Impact on fair value of
	5% adverse change		10% adverse change
Discount rate 35%	Ps.	(78,747)	Ps.	(154,059)

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

The Company’s managed credit card receivables consists of retained interest in credit card receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interest in credit card receivable securitizations on the balance sheet.

n)	Available-for-sale securities

Under Argentine GAAP, investments in mutual funds and government bonds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, these investments are classified as available-for-sale securities, and accordingly unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

o)	Deferred charges

Under Argentine GAAP, the Company capitalizes certain costs, which are being amortized on a straight-line method over 3 years. Under US GAAP, such costs are expensed as incurred.

p)	Amortization of fees related to the Senior Notes

Under Argentine GAAP, fees and expenses relating to the Senior Notes are being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs are being amortized over the same period using the effective interest method of amortization. As discussed in Note 9(i), the Company redeemed a portion of its Notes and Senior Notes during fiscal years 2003, 2002 and 2001. Under both Argentine GAAP and US GAAP, the Company expensed the unamortized portion of fees and expenses related to the redeemed obligations.

q)	Accounting for derivatives and hedging activities

As discussed in Notes 4.s. and 13, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and to lower its overall borrowing costs. As discussed in Note 3.d., effective July 1, 2002 the Company adopted new accounting standards. Pursuant to this adoption, the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings. As required by Argentine GAAP, the Company has restated its prior year financial statements to reflect such changes in accounting principles, on a retroactive basis.

Under US GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under US GAAP, the Company’s derivative instruments do not qualify for hedge accounting treatment under SFAS No.133.

As a result, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

r)	Present-value accounting

As indicated in Note 4.w, under Argentine GAAP, asset tax credits have been measured based on the best estimate of the amount receivable discounted at the interest rate applicable to freely available saving accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. Under US GAAP, present valuing or discounting of these assets is precluded.

s)	Restoration of previously recognized impairment losses

As discussed in Notes 4.d and 4.e, as a result of an increase in fair market values and as required by Argentine GAAP, during fiscal year 2003 the Company partially reversed certain impairment charges that the Company had recognized during fiscal year 2002. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is amortized over the remaining useful life of the asset.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

t)	Deferred income tax

As discussed in Note 4.k, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

u)	Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items.

v)	Accounting for convertible securities

As indicated in Note 16, in August 2002 the Company issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Similar accounting treatment was adopted under Argentine GAAP.

II.	Additional disclosure requirements

a)	Segment information

As described in Note 3.d, the Company adopted new accounting standards in fiscal year 2003. As a result, the Company is required to disclose segment information in accordance with RT 18. The application of this standard did not affect the presentation of segment information since the Company already disclosed this information in prior years. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”. See Note 10 for details.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

b)	Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next years, as of June 30, 2003, are as follows:

2004	Ps. 23,078,795
2005	78,717,631
2006	—
2007	139,421,202

Ps. 241,217,628

c)	Disclosure of operating lease information

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease.

Included in lease revenues for the years ended June 30, 2003, 2002 and 2001 were contingent rentals of Ps. 10.8 million, Ps. 6.0 million and Ps. 8.4 million, respectively.

d)	Disclosure of related parties transactions

The following disclosures of transactions with related parties are required under US GAAP:

Donations: On October 31, 1997, the Company’s Board of Directors agreed to enter into an agreement with Fundacion IRSA, a charitable, no-for profit corporation of which Eduardo S. Elsztain is a Director and his wife is the President, whereby the Company granted to Fundación IRSA, the right to use 3,800 square meters of constructed area in Abasto for no charge for a period of 30 years. This area is used for a children’s museum called Museo de los Niños - Abasto, which is an interactive learning center for both children and adults. The Company expects that the children’s museum will attract additional customers to Abasto. The museum opened in April 1999.

Loans from major shareholders: In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, the Company entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 its debt with IRSA and Parque Arauco S.A. in relation to those loan agreements was Ps. 40.6 million and Ps. 20.4 million respectively. In addition between May and July 2002, IRSA and Parque Arauco S.A. granted to the Company loans for US$ 10.1 million and US$ 4.9 million respectively. The existing loans granted by IRSA and Parque Arauco were used to subscribe for US$ 27.2 million and US$ 15.2 million respectively, to its offering of US$ 50.0 million Convertible Notes, on August 20, 2002.

Repurchase agreement entered with the Company´s major shareholders: On February 17, 2003, the Company entered into a repurchase agreement with IRSA and Parque Arauco Argentina S.A. in which each company granted to us loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, the Company made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Notes with IRSA and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. This agreement is likely to be renewed upon expiration.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

d)	Disclosure of related parties transactions (continued)

Consulting service agreement with Fibesa: On March 10, 1998 the Company´s shareholders resolved to enter into a consulting service agreement with a real estate broker specialized in its business. The agreement was entered into with Fibesa which at that time was a subsidiary of Dolphin Fund Management S.A.

Dolphin Fund Management S.A. was a company primarily engaged in investment, investment advisory and fund administration services. The Company´s Chairman, Mr. Eduardo S. Elsztain, was the Chairman of Dolphin Fund Management S.A. and is the chairman of IRSA.

On September 13, 2000, the Company acquired 99.99% of Fibesa from Dolphin Fund Management S.A. for a total consideration of US$ 10.0 million.

The consulting service agreement was signed on September 20, 2000, and Fibesa was granted an exclusive right to act as the Company´s real estate broker for leases, subleases, permits, concessions, and any other agreement regarding the commercialization of space in the shopping centers that the Company owns, controls or manages.

The consulting service agreement is valid for a seven-year period and will be automatically renewed for three additional seven year periods unless Fibesa decides to rescind it, with 60 days prior notice.

Prior to the execution of the aforementioned agreement, Fibesa rendered the Company commercial services related to the commercialization of Alto Avellaneda and Alto Palermo Shopping Center pursuant to certain agreements signed prior to its acquisition of those shopping centers. Pursuant to those agreements, the fee that the Company paid Fibesa for the commercialization of retail space in (i) Alto Palermo Shopping Center was 1% of the total amount of the lease agreements; and (ii) Alto Avellaneda, was US$ 50,000 monthly. Fibesa also charged a commission to lessees which was freely determined by Fibesa but could never exceed 6% of the total amount of each lease agreement. For the fiscal years ended June 30, 2003, 2002 and 2001 the Company did not pay any fee to Fibesa. The aggregate fees paid to Fibesa for the fiscal years ended June 30, 2000 and 1999 were: US$ 1.5 million and US$ 1.1 million respectively.

The Company believes that the terms and conditions of these agreements are consistent in all material respects with those prevailing in the market at the relevant time for similar agreements between unaffiliated parties.

Lease of office property: In December 2001, Cresud started to sublease its headquarters from the Company. Eduardo Elsztain and Saúl Zang are the Chairman and Vicechairman, respectively of Cresud. Cresud pays a monthly rent of Ps.2,541.

Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, the Company and IRSA provide themselves and Cresud S.A.C.I.F. y A. corporate services in the areas of institutional relations, finance, human resources technology, systems and insurance.

Legal services: During the years ended June 30, 2003, 2002 and 2001, the law firm Zang, Bergel & Viñes provided the Company legal services amounting to Ps. 1.7 million, Ps. 1.3 million and Ps. 0.9 million, respectively. The Company´s directors Saúl Zang, Juan M. Quintana and Juan C. Quintana Terán are members of the law firm Zang, Bergel & Viñes.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

e)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 17.II.f), for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under this statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under this statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2003 and 2002 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

e)	Disclosure about fair value of financial instruments (continued)

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

Retained interest in transferred credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2003 and 2002, the fair value of retained interests in transferred credit card receivables amounted to Ps. 2.0 million and Ps. 7.5 million, respectively.

Accounts and notes payable

The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

Short-term debt

The carrying amount of short-term debt reported in the balance sheet approximates fair value due to its short-term nature.

Long-term debt

As of June 30, 2003 and 2002 the carrying amount of long-term debt reported in the balance sheet approximates its fair value.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

Interest rate swap agreement

The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2003 and 2002, the fair market value of the swap agreement was Ps. (131.8) million and Ps. (276.3) million, respectively. The swap agreement is carried at fair market value on the balance sheet.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

f)	Credit risk

The Company is exposed to a significant concentration of credit risk, relating to its cash and current investments. The Company places its cash and current investments in high quality financial institutions that are located in Argentina and United States of America. The Company’s policy is to limit the exposure with any one institution.

As of June 30, 2003 and 2002, approximately Ps. 25.5 million and Ps. 7.9 million included in the cash balances were held with 26 institutions and 17 institutions, respectively. The Company has not experienced any significant losses in such accounts.

Credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

As of June 30, 2003 the Company has sold credit card receivables of Ps. 146.1 million through securitization transactions, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 7.3 million (equity value) and a Ps. 0.7 million escrow reserves for losses.

g)	Recently issued accounting standards

In June 2001, SFAS No. 142, “Goodwill and Other Intangible Assets,” was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis (at least annually). An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company adopted the provisions of SFAS No. 142 effective July 1, 2002. Therefore, the Company discontinued amortization of goodwill as from the beginning of fiscal year 2003 and performed the required impairment tests. As a result, no impairment loss has been recognized at June 30, 2003.

In August, 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal year beginning on July 1, 2003. The Company does not anticipate that SFAS No. 143 will significantly impact the Company’s consolidated financial statements.

On May 1, 2002, the FASB issued SFAS No. 145 “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002” (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. These provisions are effective for fiscal years beginning after May 15, 2002, with early application encouraged. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. The Company adopted this standard on April 1, 2002. As such, gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items. See Note 17.II.p).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

g)	Recently issued accounting standards (continued)

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the financial statements for the year ended June 30, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. The Company has adopted the disclosure and measurement requirements of FIN 45. The adoption of the recognition provisions did not have a material impact on the Company’s results of operations or financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation - Transition and Disclosure”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires prominent disclosure in the “Summary of Significant Accounting Policies” of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS 148 for fiscal year 2003. Adoption of this statement has not affected the Company’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of this statement did not have a material effect on the financial statements for the year ended June 30, 2003.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, the Company only has an interest rate swap agreement outstanding, which does not qualify for hedging accounting under SFAS No. 133. Therefore, the Company does not anticipate that SFAS No. 149 will significantly impact the Company’s consolidated results of operations or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not anticipate that SFAS No. 150 will significantly impact the Company’s consolidated results of operations or financial position.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

h)	Risks and uncertainties

The Company’s operations are subject to risks and uncertainties with respect to:

Risks associated with Argentine operations. All Company’s operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy has experienced a persistent recession since 1988, and in recent months the recession has deepened into an unprecedented political and economic crisis which has disrupted Argentina’s financial system and effectively paralyzed the economy.

Shopping center operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit within the Company’s shopping centers, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

All of the Company’s lease agreements with tenants were denominated in U.S. dollars. As a result of the economic measures announced by the government in early 2002, the Company’s lease agreements were converted into pesos at a rate of Ps. 1.0 per U.S. dollar, and are subject to an adjusting index (CER) as from February 3, 2002 that will be retroactively collected beginning August 2002. If services prices are higher or lower than amounts paid at due dates, the Company or tenants can request a price readjustment. If the parties do not reach an agreement, lawsuits, or other legal action may be initiated. The increase in the adjusting index may affect the risk of default on the Company’s leases with tenants, as any of the Company’s tenants may not be able to increase its revenues due to the economic recession.

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

Real estate market operating risks: The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition form other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed (Coto Residential Project, Rosario Project and Alcorta Plaza Project), could have a material adverse effect on the Company.

An economic downturn in the areas in which the shopping centers are located might adversely affect the Company’s sales (through bankruptcy of tenants and reduction in the shopping center sales due to lower variable income). Increases in operating costs due to inflation and other factors may result in some tenants being unable or unwilling to pay rent or expense increases. In addition, the Company has several tenants occupying space in more than one shopping center and, as a result, if any of such tenants should experience financial difficulties and cease paying rent, the Company’s operating results could be adversely affected. Furthermore, as leases on properties expire, the Company may be unable to find new tenants or tenants may enter into new leases on terms that are less favorable to the Company. The failure to lease such properties could have a material adverse effect on the Company.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

h)	Risks and uncertainties (continued)

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

E-commerce risks: The Company also offers its services over the Internet, and competes in the market for Internet services and products, which is characterized by intense competition and rapid technological changes. The Company’s internet ventures have a limited operating history, have never generated profits, and their prospects are subject to the risks, expenses, and uncertainties frequently encountered by companies in new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company’s online service brands, the rejection of the Company’s services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

i)	Capitalized interest

No interest costs were capitalized during the years ended June 30, 2003, 2002 and 2001 under both Argentine and US GAAP.

j)	Statements of cash flows

As discussed in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to present the statements of cash flows in the primary financial statements in accordance with RT 9, as amended. The application of this standard did not affect the presentation of the statements of cash flows since the Company already presented such statements in the primary financial statements following the basic principles of SFAS No. 95 “Statement of Cash Flows” (SFAS No.95). Guidance set forth in RT 9 (as amended) is similar to the guidelines set forth in SFAS No. 95.

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

Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the year shown in the statements of cash flows:

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

j)	Statements of cash flows (continued)

	As of June 30,
	2003	2002	2002
Cash and banks	22,973,645	14,430,077	15,109,130
Current investments	13,014,036	10,322,962	18,104,651

Total cash and banks and current investments as per balance sheet	35,987,681	24,753,039	33,213,781
Less: Items not considered cash and cash equivalents
- Retained interest in transferred credit card receivable	4,719,057	8,293,817	11,998,213
- Government bonds	2,981,305	—	—

Cash and cash equivalents as shown in the statement of cash flows	28,287,319	16,459,222	21,215,568

Under Argentine GAAP, all costs incurred in the development of software for internal use were reported as cash flow from investing activities. Under US GAAP, certain of these costs were not capitalized and accordingly would be classified as cash flows from operating activities. In addition, under Argentine GAAP nor the effect of exchange rate changes on cash and cash equivalents, neither the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the consolidated statement of cash flows under US GAAP:

	Year ended June 30,
	2003		2002		2001
Net cash provided by operating activities	Ps.	34,044,639	Ps.	62,320,471	Ps.	31,350,211
Net cash used in investing activities		(367,709)		(3,506,063)		(54,171,525)
Net cash (used in) provided by financing activities		(20,137,994)		(50,015,266)		28,892,846
Effect of exchange rate changes on cash and cash equivalents		1,699,659		(53,063)		—
Effects of inflation accounting on cash and cash equivalents	Ps.	(3,410,498)	Ps.	(13,502,425)	Ps.	—

k)	Earnings per share

As described in Note 3.d, under Argentine GAAP the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 14 to the consolidated financial statements disclose the computation of basic and diluted net income (loss) per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128). See Note 4.y, for details. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all years presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration. As discussed in Note 17.II.h), under US GAAP gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items. Thus, the Company reflected the impact of such reclassification in the presentation of earnings per share related to prior years.

As discussed in Note 17.II.p, under US GAAP the Company recorded an extraordinary gain amounting to Ps. 145,531 during fiscal year 2003. The effect of the extraordinary gain on the computation of basic and diluted net income per share is Ps. 0.0002 and Ps. 0.00007, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

k)	Earnings per share (continued)

The following tables set forth the computation of basic and diluted net income (loss) per common share under US GAAP for all periods presented:

	Year ended June 30,
	2003		2002		2001
Numerator:
Net income (loss) available to common shareholders	Ps.	63,857,154	Ps.	(161,791,573)	Ps.	(14,224,336)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		14,636,950		—		—
Foreign currency exchange gain		(41,774,272)		—		—
Income tax effects		9,498,063		—		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	46,217,895	Ps.	(161,791,573)	Ps.	(14,224,336)

Denominator:
Weighted-average number of shares outstanding		701,016,763		700,000,000		700,000,000
Plus: incremental shares of assumed conversions:
Convertible debt		1,326,531,395		—		—

Adjusted weighted-average number of shares		2,027,548,158		700,000,000		700,000,000

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.09	Ps.	(0.23)	Ps.	(0.02)
Diluted net income (loss) per common share		0.02		(0.23)		(0.02)

l)	Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

m)	Consolidation under US GAAP

As discussed in Note 12, the Company has ongoing revolving period securitization programs through which it transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent that certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the trust, which have not been sold to third parties, are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

Under US GAAP, certain of the special purpose entity structures in securitization programs would have been consolidated in accordance with Emerging Issues Task Force Issue (“EITF”) No. 96-20, “Impact of SFAS No. 125 on Consolidation of Special Purpose Entities” considering the criteria established by this standard for precluding consolidation are not met. Presented below is the consolidated condensed information of the Company at June 30, 2003 giving effect to the abovementioned consolidation:

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

m)	Consolidation under US GAAP (continued)

	As of June 30, 2003
	Company	SPE	Eliminations	Consolidated
Current assets	70,559,746	19,713,990	(5,259,044)	85,014,692
Non-current assets	1,033,777,279	37,729	—	1,033,815,008

Total assets	1,104,337,025	19,751,719	(5,259,044)	1,118,829,700

Current liabilities	78,417,937	12,842,675	—	91,260,612
Non-current liabilities	251,907,636	1,650,000	—	253,557,636

Total liabilities	330,325,573	14,492,675	—	344,818,248

Minority interest	14,760,545	—	—	14,760,545

Shareholders’ equity	759,250,907	5,259,044	(5,259,044)	759,250,907

n)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified in the current or non-current, principally depending on the expected settlement dates. Under US GAAP, real estate enterprises generally do not present a classified balance sheet.

At June 30, 2002, the Company had not complied with certain restrictive covenants set forth in the Senior Notes Agreement. On August 22, 2003, the Company had obtained a limited waiver from the holders of the Senior Notes with respect to such covenant violations. As a result, under Argentine GAAP, at June 30, 2002 the Company classified the amounts as long-term obligations in the consolidated balance sheet. Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No.78 “Classification of Obligations That Are Callable by the Creditor” clarifies how the debtor in a classified balance sheet should present obligations that are callable by the creditor. Specifically, it addresses whether an obligation should be classified as a current liability if the debtor is in violation of a provision of a long-term debt agreement at the balance-sheet date and (a) the violation makes the obligation callable at the balance-sheet date or (b) the violation, if not cured within a specified grace period, will make the obligation callable within one year from the balance-sheet date. Pursuant to this guidance and given that the Company had not obtained a permanent waiver and there was no assurance that an acceleration would not take place within a one year period, for US GAAP purposes the entire outstanding balance was classified as a current-liability.

Under Argentine GAAP, the net deferred tax asset has been classified as a non-current other receivable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the deferred taxes are classified according to the expected reversal date of the temporary differences. As of June 30, 2003 and 2002, Ps. 23.3 million and Ps. 77.4 million, respectively, would have been classified as current assets, and Ps. 11.1 million and Ps. 12.0 million, respectively, would have been classified as non-current liabilities.

o)	Statement of income classification differences

Gross revenue tax

As indicated in Note 3.d., the Company adopted the provisions of RT 19 effective July 1, 2002. RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should now be presented as operating costs, i.e. gross revenue taxes.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

o)	Statement of income classification differences (continued)

Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues. Net sales under US GAAP would have been Ps. 109.8 million, Ps. 190.8 million and Ps. 259.0 million for the years ended June 30, 2003, 2002 and 2001, respectively.

Operating income

Under US GAAP, certain expense items included in the Argentine GAAP financial statements of the Company within “Other expense, net” and “Financial results, net” would have been included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other income (expense), net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded. Operating income under US GAAP would have been Ps. 4.6 million, Ps. 2.0 million and Ps. 86.8 million for the years ended June 30, 2003, 2002 and 2001, respectively.

Extraordinary items

As discussed in Note 17.II.h), the Company adopted SFAS No. 145 on April 1, 2002. As such, under US GAAP, gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items.

As discussed in Note 17.I.k), during 2003 the Company acquired an additional 24% ownership interest in Alto Invest. Under US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, totaling Ps. 145,531, would have been recognized as an extraordinary item.

p)	Equity investments

The investments in Pérez Cuesta and E-Commerce Latina are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses. As described in Note 3.d, the Company and its subsidiaries adopted new accounting standards on July 1, 2002. Pursuant to this adoption, the Company has restated its prior year financial statements to give retroactive effect to the newly adopted accounting standards. Information presented below has also been restated to conform to the current year presentation. The Company’s share of the loss of these affiliates was Ps. 12.1 million, Ps. 4.9 million and Ps. 3.1 million during the years ended June 30, 2003, 2002 and 2001, respectively, and its investment in these companies totaled Ps. 8.5 million at June 30, 2003 and Ps. 20.6 million at June 30, 2002. Summarized financial information of these affiliates (on a 100% basis) is as follows:

Pérez Cuesta	As of June 30,
	2003		2002
Current assets	Ps.	2,550,914	Ps.	7,486,863
Non-current assets		93,579,268		98,618,267

Total assets		96,130,182		106,105,130

Current liabilities		29,441,403		23,128,379
Non-current liabilities		36,910,287		46,970,151

Total liabilities		66,351,690		70,098,530

Shareholders’ equity	Ps.	29,778,492	Ps.	36,006,600

	For the year ended June 30,
	2003		2002
Sales	Ps.	5,824,332	Ps.	10,698,189
Operating loss		(1,902,590)		(610,766)
Net (loss) income	Ps.	(5,469,589)	Ps.	16,425,996

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

p)	Equity investments (continued)

E-Commerce Latina	As of June 30,
	2003		2002
Current assets	Ps.	3,661,055	Ps.	8,149,492
Non-current assets		2,013,001		5,171,613

Total assets		5,674,056		13,321,105

Current liabilities		649,328		1,657,064
Non-current liabilities		—		—

Total liabilities		649,328		1,657,064

Minority interest		(773,689)		(641,289)

Shareholders’ equity	Ps.	5,798,417	Ps.	12,305,330

	For the year ended June 30,
	2003		2002
Sales	Ps.	698,258	Ps.	1,567,880
Operating loss		(4,140,056)		(6,870,455)
Net loss	Ps.	(6,506,913)	Ps.	(16,684,271)

q)	Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its investments in mutual funds as well as its investments in certain government bonds as available-for-sale securities. The remaining portion of government bonds has been classified as held-to-maturity since the Company has the intent and ability to hold such securities until maturity. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2003 and 2002 were as follows:

Instrument	2003			2002
	Cost	Unrealized Gain	Market value	Cost	Unrealized Gain	Market value
Mutual funds	5,299,257	14,417	5,313,674	109,145	32,709	141,854
Government bonds.	1,330,479	289,630	1,620,109	—	—	—

Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2003 and 2002 were Ps. 32.3 million and Ps. 29.4 million, respectively. Gross gains of Ps. 0.1 million and Ps. 0.1 million for the years ended June 30, 2003 and 2002, respectively, were realized on those sales.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

r)	Comprehensive income (loss)

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Year ended June 30,
	2003		2002		2001
Net income (loss) under US GAAP	Ps.	63,857,154	Ps.	(161,791,573)	Ps.	(14,224,336)
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities of consolidated subsidiaries (net of minority interest and income taxes of Ps. 34,314 and Ps. 94,968, respectively, for 2003; Ps. 1,825 and Ps. 2,107, respectively, for 2002; and Ps. 2,428 and Ps. 9,340, respectively, for 2001)		142,056		2,087		14,922
Net change in unrealized holding gain on available-for-sale securities of equity investments (net of income taxes of Ps. nil)		—		(21,371)		21,371
Net change in unrealized holding gain on retained interest in transferred credit card receivables (net of income taxes of Ps. 1,484,272 and minority interest of Ps. 551,302)		—		(2,205,203)		2,205,203

Comprehensive income (loss)	Ps.	63,999,210	Ps.	(164,016,060)	Ps.	(11,982,840)

	As of June 30,
	2003		2002		2001
Accumulated other comprehensive income	Ps.	159,065	Ps.	17,009	Ps.	2,241,496

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

s)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2003 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land		Buildings and improvement		Impairment		Transfers		Improvements		Total buildings and improvements		Total		Accumulated depreciation
Shopping centers:
- Abasto		Ps.	9,752,107	Ps.	240,558,243	Ps.	—	Ps.	1,075,100	Ps.	13,341	Ps.	241,646,684	Ps.	251,398,791	Ps.	40,550,495

- Alto Palermo			8,693,768		396,455,826		—		114,462		217,437		396,787,725		405,481,493		158,003,537

- Alto Avellaneda			17,348,759		158,965,249		(10,888,615)		148,770		2,028		148,227,432		165,576,191		60,442,747

- Paseo Alcorta			8,066,295		96,143,587		—		166,769		323,908		96,634,264		104,640,559		31,950,982

- Alto Noa			356,752		42,496,184		(10,928,806)		100,372		2,647		31,670,397		32,027,149		8,216,675
- Patio Bullrich			8,418,811		150,267,719		—		17,850		5,913		150,291,482		158,710,293		30,907,527
- Buenos Aires Design			—		42,348,047		—		6,491,616		50,857		48,890,520		48,890,520		23,050,456
Caballito			8,821,673		27,726,483		(10,548,155)		—		—		17,178,328		26,000,001		—
Rosario Project			41,100,446		14,946,515		(4,766,276)		266		219,690		10,400,195		51,500,641		—

Neuquén	Mortgage		3,313,623		8,852,136		(3,626,901)		—		76		5,225,311		8,538,934		—
Other			1,151,113		11,922,663		(862,090)		(920,933)		—		10,139,640		11,290,753		547,871

Total		Ps.	106,963,347	Ps.	1,190,682,652	Ps.	(41,620,843)	Ps.	7,194,272	Ps.	835,897	Ps.	1,157,091,978	Ps.	1,264,055,325	Ps.	353,670,290

Description	Date of construction	Date acquired	Life on which depreciation in latest statements of income is computed
Shopping centers:
- Abasto	November, 1998	n/a	31

- Alto Palermo	October, 1990	November, 1997 and March, 1998	26

- Alto Avellaneda	October, 1995	November and December, 1997	19

- Paseo Alcorta	June, 1992	June, 1997	22

- Alto Noa	September, 1994	March,1995, September, 1996 and January, 2000	23
- Patio Bullrich	September, 1988	October, 1998	23
- Buenos Aires Design	Between November and December, 1993	November, 1997	20
Caballito	Under construction	October, 1998	n/a
Rosario Project	Under construction	August, 1998	n/a

Neuquén	Under construction	September, 1999	n/a
Other	n/a	n/a	n/a

Total

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

s)	Investments in real estate and accumulated depreciation (continued)

	Years ended June 30,
	2003		2002
Balance, beginning of the years	Ps.	1,241,152,977	Ps.	1,295,322,040
Additions during the years:
Improvements		835,897		2,323,959
Transfers from leasehold improvements		8,655,669		—
Transfers from intangible assets		112,231		—
Transfers from work-in-progress leasehold improvements		77,371		—
Amortization of impairment		2,888,218		—
Recovery of impairment (1)		15,572,935		—

		1,269,295,298		1,297,645,999

Deductions during the years:
Transfers to inventory		(17,210)		—
Impairment		(2)(5,222,763)		(3)(56,493,022)

		(5,239,973)		(56,493,022)

Balance, end of the years	Ps.	1,264,055,325	Ps.	1,241,152,977

(1)	Includes Ps. 12,621,297 related to Alto Avellaneda, Ps. 2,615,689 related to Alto Noa, Ps. 146,624 related to Caballito, Ps. 19,394 related to Neuquén and Ps. 169,931 related to other properties.
(2)	Related to Rosario Project.
(3)	Includes Ps. 25,643,401 related to Alto Avellaneda, Ps. 14,350,859 related to Alto Noa, Ps. 11,747,100 related to Caballito, Ps. 3,646,295 related to Neuquén and Ps. 1,105,367 related to other properties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

t)	Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2003 prepared in accordance with SEC S-X 12-29.

Description	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.	Col. G.	Col. H.
	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages	Carrying amount of mortgages	Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None	127,676	94,152	None
Customer B	16%	December 2006	Monthly	None	84,750	55,677	None
Customer C	16%	December 2014	Monthly	None	79,960	77,837	None
Customer D	14%	May 2014	Monthly	None	77,163	76,073	None
Customer E	12%	September 2009	Monthly	None	76,000	57,852	None
Customer F	16%	October 2009	Monthly	None	74,214	60,094	None
Customer G	12%	April 2015	Monthly	None	72,801	66,479	None
Customer H	14%	June 2014	Monthly	None	70,165	69,396	None
Customer I	14%	June 2014	Monthly	None	70,000	91,451	None
Customer J	16%	June 2014	Monthly	None	69,300	65,156	None
Customer K	15%	December 2009	Monthly	None	65,910	86,297	None
Customer L	14%	June 2009	Monthly	None	60,000	48,732	None
Customer M	14%	April 2014	Monthly	None	57,802	52,281	None
Customer N	16%	February 2010	Monthly	None	57,539	50,722	None
Customer O	12%	April 2015	Monthly	None	53,173	48,486	None
Customer P	14%	February 2014	Monthly	None	51,750	47,084	None
Customer Q	14%	February 2014	Monthly	None	49,908	46,066
Mortgage Receivables under Ps. 30,000	14-16%	July 2003-May 2009	Monthly	None	173,800	99,191	None
Mortgages Receivables Ps. 30,000-Ps. 49,999	12-17%	June 2002-June 2014	Monthly	None	284,223	177,093	None
Mortgages Receivables Ps. 50,000-Ps. 69,999	9-15%	June 2005-June 2014	Monthly	None	276,568	94,626	None

					Ps. 1,932,702	Ps. 1,464,745

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

t)	Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2003		2002
Balance, beginning of the years	Ps.	1,875,196	Ps.	4,389,727
Deductions during the years:
Collections of principal		(1) (410,451)		(2,514,531)

Balance, end of years	Ps.	1,464,745	Ps.	1,875,196

(1)	Includes exposure to inflation of Ps. 206,427 and Ps. 2,145,720 as of June 30, 2003 and 2002, respectively.

18.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Goodwill, net

d.	Allowances and provisions

e.	Cost of sales and development properties, leases and services and credit card operations

f.	Foreign currency assets and liabilities

g.	Other expenses

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18.	Other financial statement information (continued)

a.	Fixed assets, net

	Original value										Depreciation
	Value as of beginning of years		Additions		Deductions		Transfers		Value as of end of years		Accumulated as of beginning of years		Current year						Accumulated as of end of years
Principal account													Decrease		Transfers		Amount (1)
Properties:
Shopping Centers:
-Abasto	Ps.	250,310,350	Ps.	13,341	Ps.	—	Ps.	1,075,100	Ps.	251,398,791	Ps.	32,885,681	Ps.	—	Ps.	62,848	Ps.	7,601,966	Ps.	40,550,495
-Alto Palermo		405,149,594		217,437		—		114,462		405,481,493		139,447,713		—		—		18,555,824		158,003,537
-Alto Avellaneda		176,314,008		2,028		—		148,770		176,464,806		51,488,748		—		—		8,953,999		60,442,747
-Paseo Alcorta		103,959,833		1,913		—		678,813		104,640,559		27,906,621		—		—		4,044,361		31,950,982
-Alto NOA		42,852,936		2,647		—		100,372		42,955,955		6,412,014		—		—		1,804,661		8,216,675
-Buenos Aires Design		42,248,786		21,728		—		6,620,006		48,890,520		17,978,663		—		2,751,977		2,319,816		23,050,456
-Patio Bullrich		158,456,724		—		—		5,152		158,461,876		24,385,202		—		—		6,522,325		30,907,527
-Neuquén		10,321,414		—		—		—		10,321,414		—		—		—		—		—
Rosario plots of land		41,100,446		—		—		—		41,100,446		—		—		—		—		—
Caballito plots of land		8,821,673		—		—		—		8,821,673		—		—		—		—		—
Other		13,073,776		—		—		(920,933)		12,152,843		534,262		—		(62,848)		76,457		547,871
Leasehold improvements		11,044,599		128,509		—		(6,932,729)		4,240,379		5,809,816		—		(2,775,234)		780,225		3,814,807
Facilities		10,438,388		7,050		—		1,412,964		11,858,402		8,447,724		—		—		1,239,844		9,687,568
Furniture and fixtures		11,015,768		15,990		—		398,410		11,430,168		8,741,768		—		23,257		705,759		9,470,784
Vehicles		125,341		—		—				125,341		125,341		—		—		—		125,341
Computer equipment		13,026,074		337,359		(33,626)		46,703		13,376,510		9,952,142		(33,626)		—		945,216		10,863,732
Software		4,235,543		444,640		—		—		4,680,183		2,302,074		—		—		1,133,948		3,436,022
Work-in-progress:
-Rosario		14,946,515		219,690		—		266		15,166,471		—		—		—		—		—
-Caballito		27,726,483		—		—		—		27,726,483		—		—		—		—		—
-Neuquén		1,844,345		76		—		—		1,844,421		—		—		—		—		—
-Buenos Aires Design		99,261		29,129		—		(128,390)		—		—		—		—		—		—
-Leasehold improvements		1,346,057		678,542		—		(2,024,599)		—		—		—		—		—		—
-Patio Bullrich		229,806		5,913		—		12,698		248,417		—		—		—		—		—
-Paseo Alcorta		190,049		321,995		—		(512,044)		—		—		—		—		—		—
Other		1,572		—		—		—		1,572		1,572		—		—		—		1,572

Total as of June 30, 2003	Ps.	1,348,879,341	Ps.	2,447,987	Ps.	(33,626)	Ps.	(2) 95,021	Ps.	1,351,388,723	Ps.	336,419,341	Ps.	(33,626)	Ps.	—	Ps.	54,684,401	Ps.	391,070,116

Total as of June 30, 2002	Ps.	1,345,349,183	Ps.	3,490,502	Ps.	(432,672)	Ps.	(5) 472,328	Ps.	1,348,879,341	Ps.	280,660,990	Ps.	(6) (153,879)	Ps.	—	Ps.	(4) 55,912,230	Ps.	336,419,341

			Net carrying value as of June 30,
	Impairment		2003		2002
Principal account
Properties:
Shopping Centers:
-Abasto	Ps.	—	Ps.	210,848,296	Ps.	217,424,669
-Alto Palermo		—		247,477,956		265,700,978
-Alto Avellaneda		10,888,615		105,133,444		99,181,859
-Paseo Alcorta		—		72,689,577		76,053,212
-Alto NOA		10,928,806		23,810,474		22,090,962
-Buenos Aires Design		—		25,840,064		24,270,123
-Patio Bullrich		—		127,554,349		134,071,522
-Neuquén		3,626,901		6,694,513		6,675,119
Rosario plots of land		—		41,100,446		41,100,446
Caballito plots of land		—		8,821,673		8,821,673
Other		862,090		10,742,882		11,434,151
Leasehold improvements		—		425,572		5,234,783
Facilities		—		2,170,834		1,990,664
Furniture and fixtures		—		1,959,384		2,274,000
Vehicles		—		—		—
Computer equipment		—		2,512,778		3,073,932
Software		—		1,244,161		1,933,469
Work-in-progress:
-Rosario		4,766,276		10,400,195		14,946,515
-Caballito		10,548,155		17,178,328		15,979,383
-Neuquén		—		1,844,421		1,844,345
-Buenos Aires Design		—		—		99,261
-Leasehold improvements		—		—		1,346,057
-Patio Bullrich		—		248,417		229,806
-Paseo Alcorta		—		—		190,049
Other		—		—		—

Total as of June 30, 2003	Ps. (3)	41,620,843	Ps.	918,697,764		—

Total as of June 30, 2002	Ps.	56,493,022		—	Ps.	955,966,978

(1)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses” (Note 18.g.).
(2)	Includes Ps. 112,231 reclassified from intangible assets and Ps. 17,210 reclassified to inventory.
(3)	Net of the amortization of the year of Ps. 2,888,218. See Note 18.g..
(4)	Includes Ps. 243,110 in “Other income (expense), net” (Note 9).
(5)	Reclassified from intangible assets.
(6)	Includes Ps. 89,466 reclassified from intangible assets.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18.	Other financial statement information (continued)

b.	Intangible assets, net

	Original value										Amortizations
	Value as of beginning of years		Additions		Deductions		Transfers		Value as of end of years		Accumulated as of beginning of years		Current year						Impairment
Principal account													Decreases		Amount (1)		Accumulated as of end of years
Trademarks	Ps.	573,598	Ps.	14,580	Ps.	(262)	Ps.	—	Ps.	587,916	Ps.	173,160	Ps.	(190)	Ps.	80,526	Ps.	253,496	Ps.	67,283
Expenses related to the securitization of receivables		6,559,547		416,029		—		—		6,975,576		3,536,110		—		3,104,901		6,641,011		—
Preoperating expenses.		50,232,912		181,697		(34,587,898)		266		15,826,977		46,805,814		(34,587,898)		573,376		12,791,292		1,508,810
Advertising expenses
- Torres Abasto.		4,167,541		—		—		—		4,167,541		4,113,365		—		15,421		4,128,786		—
- Abasto.		1,538,727		—		—		—		1,538,727		1,538,727		—		—		1,538,727		—
- Paseo Alcorta		960,720		—		(960,720)		—		—		960,720		(960,720)		—		—		—
Investment projects
- Paseo Alcorta		791,675		—		(791,675)		—		—		791,675		(791,675)		—		—		—
- Price line		419,079		—		(419,079)		—		—		419,079		(419,079)		—		—		—
- Multiespacio		90,112		—		—		—		90,112		90,112		—		—		90,112		—
- Sales by TV		136,228		—		(136,228)		—		—		136,228		(136,228)		—		—		—
Tenant list Patio Bullrich		4,706,707		—		—		—		4,706,707		3,530,023		—		941,390		4,471,413		—
Other		270,956		1,318		—		(112,497)		159,777		57,696		—		44,385		102,081		57,696

Total as of June 30, 2003	Ps.	70,447,802	Ps.	613,624	Ps.	(36,895,862)	Ps.	(2) (112,231)	Ps.	34,053,333	Ps.	62,152,709	Ps	(36,895,790)	Ps.	(3) 4,759,999	Ps	30,016,918	Ps.	1,633,789

Total as of June 30, 2002	Ps.	65,706,356	Ps.	5,213,774	Ps.	—	Ps.	(2) (472,328)	Ps.	70,447,802	Ps.	56,469,812	Ps.	(2) (89,462)	Ps.	(4) 5,772,359	Ps.	62,152,709	Ps.	—

	Net carrying value as of June 30,
	2003		2002
Principal account
Trademarks	Ps.	267,137	Ps.	400,438
Expenses related to the securitization of receivables		334,565		3,023,437
Preoperating expenses.		1,526,875		3,427,098
Advertising expenses
- Torres Abasto.		38,755		54,176
- Abasto.		—		—
- Paseo Alcorta		—		—
Investment projects
- Paseo Alcorta		—		—
- Price line		—		—
- Multiespacio		—		—
- Sales by TV		—		—
Tenant list Patio Bullrich		235,294		1,176,684
Other		—		213,260

Total as of June 30, 2003	Ps.	2,402,626	Ps.	—

Total as of June 30, 2002	Ps.	—	Ps.	8,295,093

(1)	The allocation of annual amortization charges in the statements of income is included in “Other expenses” (Note 18.g.).
(2)	Reclassified to fixed assets.
(3)	Includes Ps. 3,104,901 allocated in “Net (loss) income in credit card trust”.
(4)	Includes Ps. 2,421,545 allocated in “Net (loss) income in credit card trust” and Ps. 90,112 in “Other income (expense), net” (Note 9).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18.	Other financial statement information (continued)

c.	Goodwill, net

	Original value				Amortizations						Net carrying value as of June 30,
Principal account	Value as of beginning of years		Value as of end of years		Accumulated as of beginning of years		Amount (1)		Accumulated as of end of years		2003		2002
- Old Alto Palermo	Ps.	24,628,438	Ps.	24,628,438	Ps.	11,698,515	Ps.	2,462,972	Ps.	14,161,487	Ps.	10,466,951	Ps.	12,929,923
- Tarshop S.A.		629,739		629,739		260,768		62,978		323,746		305,993		368,971
- Inversha S.A.		1,132,591		1,132,591		435,503		113,266		548,769		583,822		697,088
- Pentigras S.A.		660,206		660,206		272,741		66,024		338,765		321,441		387,465
- Fibesa S.A		21,217,024		21,217,024		4,243,406		2,121,815		6,365,221		14,851,803		16,973,618

Total as of June 30, 2003	Ps.	48,267,998	Ps.	48,267,998	Ps.	16,910,933	Ps.	4,827,055	Ps.	21,737,988	Ps.	26,530,010	Ps.	—

Total as of June 30, 2002	Ps.	48,267,998	Ps.	48,267,998	Ps.	12,084,121	Ps.	4,826,812	Ps.	16,910,933	Ps.	—	Ps.	31,357,065

(1)	The allocation of annual amortization charges in the statements of income is included in “ Amortization of goodwill”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18.	Other financial statement information (continued)

d.	Allowances and provisions

Item	Balances as of beginning of years		Additions		Deductions		Carrying value as of June 30,
							2003		2002		2001
Deducted from current assets:
Allowance for doubtful accounts	Ps.	56,425,789	Ps.	11,344,462	Ps.	(1) (22,437,363)	Ps.	45,332,888	Ps.	56,425,789	Ps.	54,721,449

Total as of June 30, 2003	Ps.	56,425,789	Ps.	11,344,462	Ps.	(22,437,363)	Ps.	45,332,888	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	54,721,449	Ps.	52,866,555	Ps.	(7) (51,162,215)	Ps.	—	Ps.	56,425,789	Ps.	—

Total as of June 30, 2001	Ps.	39,138,454	Ps.	(8) 20,475,161	Ps.	(4,892,166)	Ps.	—	Ps.	—	Ps.	54,721,449

Deducted from non-current assets:
Allowance for doubtful accounts	Ps.	74,877	Ps.	—	Ps.	(2) (20,956)	Ps.	53,921	Ps.	74,877	Ps.	70,659
Allowance for doubtful mortgage receivable		2,481,439		—		(2) (273,164)		2,208,275		2,481,439		1,998,466
Impairment of inventory		6,277,961		—		(3) (123,190)		6,154,771		6,277,961		—
Impairment of fixed assets		56,493,022		5,222,763		(4) (20,094,942)		41,620,843		56,493,022		—
Impairment of intangible assets		—		1,633,789		—		1,633,789		—		—
Impairment of non-current investments	Ps.	—	Ps.	7,493,466	Ps.	—	Ps.	7,493,466	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	65,327,299	Ps.	14,350,018	Ps.	(20,512,252)	Ps.	59,165,065	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	2,069,125	Ps.	65,630,926	Ps.	(2,372,752)	Ps.	—	Ps.	65,327,299	Ps.	—

Total as of June 30, 2001	Ps.	14,365	Ps.	2,054,760	Ps.	—	Ps.	—	Ps.	—	Ps.	2,069,125

Included in current liabilities:
Provision for contingencies	Ps.	3,903,734	Ps.	—	Ps.	(5) (3,903,734)	Ps.	—	Ps.	3,903,734	Ps.	—

Total as of June 30, 2003	Ps.	3,903,734	Ps.	—	Ps.	(3,903,734)	Ps.	—	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	—	Ps.	3,903,734	Ps.	—	Ps.	—	Ps.	3,903,734	Ps.	—

Total as of June 30, 2001	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—

Included in non-current liabilities:
Provision for contingencies	Ps.	4,938,067	Ps.	6,051,578	Ps.	(6) (7,062,520)	Ps.	3,927,125	Ps.	4,938,067	Ps.	4,313,221

Total as of June 30, 2003	Ps.	4,938,067	Ps.	6,051,578	Ps.	(7,062,520)	Ps.	3,927,125	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	4,313,221	Ps.	3,291,113	Ps.	(9) (2,666,267)	Ps.	—	Ps.	4,938,067	Ps.	—

Total as of June 30, 2001	Ps.	4,842,217	Ps.	199,175	Ps.	(10) (728,171)	Ps.	—	Ps.	—	Ps.	4,313,221

(1)	Includes recovery of allowance for doubtful accounts of Ps. 1,002,545, off-sets of Ps. 15,223,310 and exposure to inflation of Ps. 6,211,508.
(2)	Related to exposure to inflation.
(3)	Set forth in Note 18.e.
(4)	Includes amortization of the year of Ps. 2,888,218, recovery of impairment of Ps. 15,572,935 and Ps. 1,633,789 reclassified to intangible assets.
(5)	Reclassified to non-current.
(6)	Includes Ps. 2,836,049 reclassified to customer advances, Ps. 3,226,159 paid during the year, recovery of provision for contingencies of Ps. 26,982 and Ps. 973,330 related to exposure to inflation.
(7)	Includes recovery of allowance for doubtful accounts of Ps. 88,049 and exposure to inflation of Ps. 51,074,166.
(8)	Includes Ps. 360,047 related to acquisitions.
(9)	Includes recovery of provision for contingencies of Ps. 117,306 and exposure to inflation of Ps. 2,548,961.
(10)	Includes recovery of provision for contingencies of Ps. 163,316.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18.	Other financial statement information (continued)

e.	Cost of sales and development properties, leases and services and credit card

	Years ended June 30,
	2003	2002	2001
I. Cost of sales and development properties
Inventory as of the beginning of the years	Ps.26,195,430	Ps.39,139,144	Ps.34,899,371
Plus:
Purchases of the years	105,098	431,827	—
Expenses (Note 18.g.)	47,414	393,303	1,480,161
Recovery of impairment of inventory	123,190	—	—
Reclassified from fixed assets	17,210	—	17,564,287
Less:
Impairment of inventory	—	(6,277,961)	—
Rescissions of sales contracts	—	—	(67,062)
Properties delivered	—	(2,092,940)	(615,921)
Stock as of the end of the years	(25,789,201)	(26,195,430)	(39,139,144)

Cost of sales and development properties	Ps. 669,141	Ps. 5,397,943	Ps. 14,121,692

II. Cost of leases and services
Expenses (Note 18.g.)	58,545,490	73,071,498	74,507,998

Cost of leases and services	Ps.58,545,490	Ps.73,071,498	Ps. 74,507,998

III. Cost of credit card operations
Expenses (Note 18.g.)	8,330,236	12,601,125	15,707,786

Cost of credit card operations	Ps. 8,330,236	Ps.12,601,125	Ps. 15,707,786

Total cost	Ps.67,544,867	Ps.91,070,566	Ps.104,337,476

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18.	Other financial statement information (continued)

f.	Foreign currency assets and liabilities

Captions	Currency	Amount of foreign currency	Current exchange rate	Total as of June 30,
				2003		2002
Assets
Current assets
Cash and banks	US$	5,918,047	2.70	Ps.	15,978,725	Ps.	5,002,892
Investments	US$	14,411	2.70		38,911		46,774
Other receivables and prepaid expenses (*)	US$	109,595	2.80		306,866		70,681

Total current assets		6,042,053		Ps.	16,324,502	Ps.	5,120,347

Non-current assets
Accounts receivable, net	US$	—		Ps.	—	Ps.	3,076,691
Other receivables and prepaid expenses, net (*)	US$	2,918,658	2.80		8,172,241		187,096

Total non-current assets		2,918,658		Ps.	8,172,241	Ps.	3,263,787

Total assets as of June 30, 2003		8,960,711		Ps.	24,496,743	Ps.	—

Total assets as of June 30, 2002		272,609		Ps.	—	Ps	8,384,134

Liabilities
Current liabilities
Trade accounts payable	US$	344,220	2.80	Ps.	963,817	Ps.	1,493,963
Short-term debt	US$	2,253,200	2.80		6,308,960		4,441,515

Total current liabilities		2,597,420		Ps.	7,272,777	Ps.	5,935,478

Non current liabilities
Trade accounts payable	US$	1,289,153	2.80	Ps.	3,609,629	Ps.	6,873,772
Long-term debt	US$	49,843,516	2.80		139,561,845		141,006,410
Related parties	US$	—			—		62,129,684

Total non-current liabilities		51,132,669		Ps.	143,171,474	Ps.	210,009,866

Total liabilities as of June 30, 2003		53,730,089		Ps.	150,444,251	Ps.	—

Total liabilities as of June 30, 2002		51,671,568		Ps.	—	Ps.	215,945,344

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 5.d.ii.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18.	Other financial statement information (continued)

g.	Other expenses

	Expenses										Total as of June 30, 2003		Total as of June 30, 2002		Total as of June 30, 2001
Items	Cost of leases and services		Cost of credit card operations		Cost of sales and development properties		Administrative		Selling
Depreciation and amortization	Ps.	51,102,957	Ps.	894,237	Ps.	—	Ps.	1,438,666	Ps.	15,421	Ps.	53,451,281	Ps.	58,929,822	Ps.	63,420,052
Condominium expenses		4,743,900		—		—		—		—		4,743,900		11,846,321		—
Taxes, rates, contributions and services		186,604		1,325,897		—		2,457,445		4,376,863		8,346,809		10,983,318		20,512,181
Fees for directors		—		—		—		4,133,108		—		4,133,108		2,173,930		2,213,224
Allowance for doubtful accounts		—		—		—		—		10,341,917		10,341,917		52,782,615		20,172,598
Parking		2,269,919		—		—		—		—		2,269,919		3,841,329		5,618,295
Fees and payments for services		—		1,083,160		—		2,873,926		—		3,957,086		5,634,672		7,225,936
Salaries and bonuses		—		2,502,538		—		3,545,355		1,043,778		7,091,671		14,066,285		24,077,379
Insurance		—		96,477		—		681,519		—		777,996		911,035		996,660
Maintenance and repairs		—		98,820		37,038		578,275		—		714,133		829,514		1,525,031
Commissions		—		2,026,229		—		—		—		2,026,229		2,147,550		2,930,460
Bank charges		—		—		—		326,618		—		326,618		417,512		617,415
Rental		87,691		60,438		—		676,686		—		824,815		1,881,216		3,409,424
Stationery		—		129,229		—		405,312		—		534,541		892,258		1,130,083
Personnel		—		62,943		—		307,529		—		370,472		627,253		974,652
Control authorities expenses		—		—		—		217,332		—		217,332		191,372		188,351
Social security contributions		—		—		—		181,415		122,308		303,723		820,065		2,004,495
Freight and transportation		—		—		—		99,707		—		99,707		145,985		200,280
Advertising		—		—		—		—		1,466,941		1,466,941		3,573,939		6,344,107
Computer services		—		—		—		—		—		—		119,104		657,806
Other		154,419		50,268		10,376		304,589		226,309		745,961		1,846,154		2,260,801

Total as of June 30, 2003	Ps.	58,545,490	Ps.	8,330,236	Ps.	47,414	Ps.	18,227,482	Ps.	17,593,537	Ps.	102,744,159	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	73,071,498	Ps.	12,601,125	Ps.	393,303	Ps.	25,383,497	Ps.	63,211,826	Ps.	—	Ps.	174,661,249	Ps.	—

Total as of June 30, 2001	Ps.	74,507,998	Ps.	15,707,786	Ps.	1,480,372	Ps.	34,647,591	Ps.	40,135,483	Ps.	—	Ps.	—	Ps.	166,479,230