Form 20-F
period 2004-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2004-12-29
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2004

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2004 was 248,802,993

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfers;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “Risk Factors” beginning on page 14.

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

As used herein:

•	“GLA or gross leasable area”, in the case of offices and other rental properties, refers to the total leasable area of the units in each property in which we own an interest, irrespective of our ownership interest in such units and excluding common and parking areas;

•	“GLA or gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, irrespective of our ownership interest in such property (excluding common areas and parking);

•	“net leasable area”, refers to the “gross leasable area” of the units in each property in which we own an interest, adjusted to give effect to our ownership interest in such units;

•	“GSA or gross salable area”, in the case of development properties refers to the total area of the units or undeveloped land in each property in which we own an interest, held for sale upon completion of development and prior to the sale of any units, irrespective of our ownership interest in such property (including parking areas and storage facilities but excluding common areas);

•	“GSA or gross salable area”, in the case of undeveloped parcels of land, refers to the total area of undeveloped property, irrespective of our ownership interest in such property (including parking areas and storage facilities but excluding common areas);

•	“net salable area”, in the case of development properties, refers to the total area of the units or undeveloped land in each property in which we own an interest held for sale upon completion of development and prior to the sale of any units; and

•	“net salable area”, in the case of undeveloped parcels of land, refers to total area of undeveloped property, adjusted to give effect to our ownership interest and includes parking areas and storage facilities but excludes common areas.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report, references to “US$” and “U.S. Dollars” are to United States Dollars, and references to “Ps.”, “Peso” or “Pesos” are to Argentine Pesos.

This annual report contains our audited consolidated financial statements as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002 (“Consolidated Financial Statements”). Our Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein. The independent auditors’ report on our Consolidated Financial Statements includes an explanatory paragraph describing uncertainties which might affect the value of our equity investment in Banco Hipotecario S.A. (“BHSA”). As of June 30, 2004, our equity investment in BHSA accounts for approximately 7% of our total consolidated assets. See “Risk Factors – Our investment in BHSA subjects us to risks affecting the banking sector”.

Except as discussed in the following paragraph, we prepare our Consolidated Financial Statements in thousand of Pesos and in accordance with Argentine GAAP and the regulations of the Comisión Nacional de Valores (“CNV”), which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. See Note 20 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

As discussed in Note 3.n to our Consolidated Financial Statements, contained elsewhere in this annual report, in order to comply with regulations of the CNV, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on our Consolidated Financial Statements.

Additionally, as discussed in Notes 2.c. to our Consolidated Financial Statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1237.

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on our Consolidated Financial Statements.

As a result of this matter, our Consolidated Financial Statements were prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso until February 28, 2003 in our historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we adjusted non-monetary items and consolidated statements of income amounts to reflect the then current general purchasing power;

•	we did not adjust monetary items as such items were, by their nature, stated in terms of current general purchasing power in our Consolidated Financial Statements;

•	we recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items, and

•	we included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within financing results.

Also contained in this annual report are the consolidated financial statements of BHSA as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002, which also have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein. As a result of the purchase of additional shares and the exercise of warrants of BHSA, effective June 30, 2004 we changed the method of accounting for our investment in BHSA from market value to the equity method of accounting. We recognized the cumulative effect of the change in earnings during the year ended June 30, 2004. The independent auditors’ report on the consolidated financial statements of BHSA includes an explanatory paragraph describing that the quality of BHSA’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. The political and economic crisis of late 2001 and early 2002 and the Argentine Government’s actions to address such crisis have had a significant adverse effect on BHSA´s business activity. Currently, BHSA is significantly dependent on the Argentine Government’s ability to perform on its obligations to BHSA and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to approve and deliver government securities under various laws and regulations.

As a result of the increase in the ownership interest and the consolidation of our subsidiary Alto Palermo S.A. (“APSA”), during 2003 we discontinued the application of the proportional consolidation method that was used for reporting results of our jointly controlled subsidiaries in prior years. Therefore, when issuing our 2003 financial statements, we restated our prior year financial statements and related data to reflect such investments under the equity method of accounting.

Also contained in this annual report are the consolidated financial statements of APSA as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002, which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein. Our investment in APSA has been consolidated since fiscal year 2003. In prior years, APSA was an unconsolidated equity investee of the Company. As of June 30, 2004, 2003 and 2002 we owned 53.81%, 54.79% and 49.69% of APSA, respectively.

Except as discussed in the following paragraph, APSA prepares its financial statements in accordance with Argentine GAAP under regulations of the CNV, which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. See Note 16 to APSA’s Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to APSA, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

As discussed in Notes 2.a. to APSA´s Consolidated Financial Statements, contained elsewhere in this annual report, in order to comply with regulations of the CNV, APSA discontinued inflation accounting as of March 1, 2003 as well as recognized deferred tax assets and liabilities on a non-discounted basis. These accounting practices represent a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on its consolidated financial statements.

During the year ended June 30, 2004 we adopted Technical Resolution No. 21 and, as a result, we began consolidating Llao Llao Resort S.A.. As required by the transition provisions of this standard, we restated our prior year´s consolidated financial statements and related data to reflect such investment on a consolidated basis.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2000, 2001, 2002, 2003 and 2004 are to the fiscal years ended June 30 of each such year.

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

A. Selected Financial Data

The following selected consolidated financial data has been derived from our Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2004, 2003 and 2002 and the selected consolidated balance sheet data as of June 30, 2004 and 2003 have been derived from our Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors. The independent auditors’ report on our Consolidated Financial Statements includes an explanatory paragraph describing uncertainties which might affect the value of our equity investment in BHSA. As of June 30, 2004, our equity investment in BHSA accounted for approximately 7% of our total consolidated assets. See “Risk Factors – Our investment in BHSA subjects us to risks affecting the banking sector”.

The consolidated statements of income for the years ended June 30, 2001 and 2000 and the selected consolidated balance sheet data as of June 30, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements that are not included herein.

As discussed in Notes 2.d. to our Consolidated Financial Statements, contained elsewhere in this annual report, on January 14, 2003, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and the CNV approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. We adopted such standards on July 1, 2002, except for Technical Resolution No. 20, which we adopted on July 1, 2003. As required by Argentine GAAP, when issuing the 2003 Consolidated Financial Statements, we restated our prior year financial statements to give retroactive effect to the newly adopted accounting standards.

In addition, during 2003 the CPCECABA approved and the Comisión Nacional de Valores adopted with certain amendments Technical Resolution No. 21, which became effective to us for the fiscal year ended June 30, 2004. As a result of the adoption of RT No. 21, we started to consolidate Llao Llao during fiscal year 2004. As required by the transition provisions of this standard, we restated our prior year´s consolidated financial statements and related data to reflect such investment on a consolidated basis.

Our financial statements are presented in thousands of Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain significant respects from U.S. GAAP. Note 20 to our Consolidated Financial Statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our consolidated figures and a reconciliation to U.S. GAAP of net income (loss) reported under Argentine GAAP for the years ended June 30, 2004, 2003 and 2002, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2004 and 2003. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and regulations of the SEC.

As discussed in Note 3.n. to our financial statements, contained elsewhere in this annual report, in order to comply with regulations of the CNV, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on our Consolidated Financial Statements.

Additionally, as discussed in Note 2.c. to our Consolidated Financial Statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1237.

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on our Consolidated Financial Statements.

As a result of this, our Consolidated Financial Statements were prepared on the basis of general price-level accounting which reflected changes in the purchasing power of the Peso until February 28, 2003 in our historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power;

•	we did not adjust monetary items, as such items were by their nature stated in terms of current general purchasing power in our Consolidated Financial Statements;

•	we recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items; and

•	we included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within financing results.

Also contained elsewhere in this annual report are the consolidated financial statements of BHSA as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002, which also have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein. As a result of the purchase of additional shares and the exercise of warrants of BHSA, effective June 30, 2004 we changed the method of accounting for our investment in BHSA from market value to the equity method of accounting. We recognized the cumulative effect of the change in earnings during the year ended June 30, 2004. The independent auditors’ report on the consolidated financial statements of BHSA includes an explanatory paragraph describing that the quality of BHSA’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. The political and economic crisis of late 2001 and early 2002 and the Argentine Government’s actions to address such crisis have had a significant adverse effect on BHSA´s business activity. Currently, BHSA is significantly dependent on the Argentine Government’s ability to perform on its obligations to BHSA and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to approve and deliver government securities under various laws and regulations.

As a result of the increase in the ownership interest and the consolidation of our subsidiary APSA, during 2003, we discontinued the application of the proportional consolidation method that was used for reporting results of our jointly controlled subsidiaries in prior years. Therefore, when issuing our 2003 financial statements, we restated our financial statements of prior years and related data to reflect such investments under the equity method of accounting.

Also contained elsewhere in this annual report are the consolidated financial statements of APSA as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002, which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein. Our investment in APSA has been consolidated since fiscal year 2003. In prior years, APSA was an unconsolidated equity investee of the Company. At June 30, 2004, 2003 and 2002 we owned 53.81%, 54.79% and 49.69% of APSA, respectively.

Except as discussed in the following paragraph, APSA prepares its financial statements in accordance with Argentine GAAP which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. See Note 16 to APSA’s Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to APSA, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

As discussed in Notes 2.a. to APSA´s Consolidated Financial Statements, contained elsewhere in this annual report, in order to comply with regulations of the CNV, APSA discontinued inflation accounting as of March 1, 2003 as well as recognized deferred tax assets and liabilities on a non-discounted basis. These accounting practices represented a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on its consolidated financial statements.

During the fiscal year ended June 30, 2004 we adopted Technical Resolution No. 21 and, as a result, we began consolidating Llao Llao Resort S.A.. As required by the transition provisions of this standard, we restated our prior year´s consolidated financial statements and related data to reflect such investment on a consolidated basis.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

	As of and for the year ended June 30,
	2004	2004	2003	2002	2001	2000
			(As restated) (1)	(As restated) (1)	(As restated) (1)	(As restated) (1)
	(US$ 000) (2)	(Ps.000) (3)	(Ps.000) (3)	(Ps.000) (3)	(Ps.000) (3)	(Ps.000) (3)
INCOME STATEMENT DATA

Argentine GAAP
Revenues	88,169	260,805	236,495	156,244	244,052	256,608
Costs	(49,836)	(147,416)	(154,667)	(96,962)	(140,226)	(131,766)

Gross profit	38,333	113,389	81,828	59,282	103,826	124,842
Selling expenses	(7,787)	(23,033)	(28,555)	(14,246)	(26,284)	(22,624)
Administrative expenses	(16,984)	(50,240)	(45,194)	(36,258)	(44,798)	(47,373)
Gain on purchasers rescissions of sales contracts	—	—	9	—	—	—
Gain (loss) in credit card trust	88	261	(4,077)	—	—	—
Gain (loss) from operations and holdings of real estate assets, net (4)	21,752	64,343	21,507	(46,840)	(7,127)	(3,029)

Operating income (loss)	35,402	104,720	25,518	(38,062)	25,617	51,816
Amortization of goodwill	(982)	(2,904)	(6,631)	—	—	—
Equity gain (loss) from related parties	9,010	26,653	(14,701)	(4,571)	9,509	23,332
Financial results, net	3,565	10,546	315,301	(496,498)	(99,465)	(45,446)
Other expenses, net	(4,257)	(12,591)	(859)	(4,483)	(5,983)	(7,160)

Income (loss) before taxes and minority interest	42,738	126,424	318,628	(543,614)	(70,322)	22,542
Income and asset tax (expense) benefit	(8,695)	(25,720)	3,529	(1,086)	37,783	(22,533)
Minority interest	(4,341)	(12,842)	(35,712)	977	3,415	(1,159)

Ordinary net income (loss)	29,702	87,862	286,445	(543,723)	(29,124)	(1,150)
Extraordinary loss	—	—	—	—	(12,706)	—

Net income (loss)	29,702	87,862	286,445	(543,723)	(41,830)	(1,150)
Basic net income (loss) per share (5)	0.13	0.39	1.37	(2.62)	(0.20)	(0.01)
Basic net income (loss) per GDS (5)	1.32	3.90	13.65	(26.21)	(2.05)	(0.06)
Diluted net income (loss) per share (6)	0.08	0.23	0.57	(2.62)	(0.20)	(0.01)
Diluted net income (loss) per GDS (6)	0.75	2.23	5.65	(26.21)	(2.05)	(0.06)
Weighted - average common shares outstanding	225,005	225,005	209,840	207,412	204,189	204,652
Adjusted weighted - average number of shares (6)	554,271	554,271	439,064	207,412	204,189	204,652

U.S. GAAP
Revenues	84,997	251,420	230,068	153,168	245,137	250,466
Net income (loss) (5)	955	2,825	235,126	(901,515)	19,420	(18,988)
Net income (loss) before extraordinary items and accounting changes	955	2,825	235,126	(901,515)	(4,479)	(15,071)
Basic net income (loss) per share (5)	0.004	0.013	1.121	(4.346)	0.095	(0.093)
Basic net income (loss) per GDS(5)	0.042	0.126	11.205	(43.465)	0.951	(0.928)
Basic net income (loss) before extraordinary items and accounting changes per share (5)	0.004	0.013	1.121	(4.346)	(0.022)	(0.074)
Diluted net income (loss) per share (5)	0.004	0.013	0.602	(4.346)	0.095	(0.093)
Diluted net income (loss) per GDS (6)	0.042	0.126	6.017	(43.465)	0.951	(0.928)
Diluted net (loss) income before extraordinary items and accounting changes per share (5)	0.004	0.013	0.602	(4.346)	(0.022)	(0.074)
Weighted - average common shares outstanding	225,005	225,005	209,840	207,412	204,189	204,652
Adjusted weighted - average number of shares (6)	225,005	225,005	338,416	207,412	204,189	204,652

BALANCE SHEET DATA

Argentine GAAP
Cash and banks and current investments	55,409	163,900	232,001	71,150	113,730	92,751
Inventories	10,323	30,534	23,854	79,733	104,004	146,332
Mortgages and leases receivable, net	12,599	37,267	39,181	18,164	117,761	133,193
Non-current investments (7)	177,293	524,434	420,373	583,344	764,059	918,942
Fixed assets, net	427,879	1,265,666	1,227,639	409,469	501,245	538,237

Total current assets	88,455	261,651	297,476	157,969	260,823	266,075
Total assets	744,741	2,202,944	2,081,956	1,316,050	1,700,227	1,893,517
Short-term debt (8)	48,386	143,126	96,159	635,533	395,666	221,461
Total current liabilities	86,552	256,022	188,738	693,543	458,697	268,512
Long-term debt (9)	158,488	468,807	592,104	975	32,418	234,365
Total non-current liabilities	174,723	516,831	629,988	4,061	41,642	293,436
Minority interest	158,971	470,237	454,044	95,726	133,445	132,911
Shareholders’ equity	324,494	959,854	809,186	522,720	1,066,443	1,198,658

U.S. GAAP
Total assets	612,291	1,811,156	1,887,060	1,019,426	1,616,709	1,810,553
Total shareholders’ equity	198,695	587,740	502,803	197,124	988,523	1,151,142

CASH FLOW DATA

Argentine GAAP
Net cash provided by operating activities	24,818	73,414	93,945	54,313	106,994	139,231
Net cash (used in) provided by investing activities	(32,424)	(95,909)	(40,603)	(21,084)	81,559	(36,205)
Net cash (used in) provided by financing activities	(16,109)	(47,649)	109,439	(41,427)	(184,244)	(117,401)
U.S. GAAP
Net cash provided by operating activities	31,230	92,378	55,135	11,871	98,299	102,162
Net cash (used in) provided by investing activities	(35,518)	(105,061)	(52,260)	(21,049)	80,728	(416)
Net cash (used in) provided by financing activities	(16,109)	(47,649)	109,439	(41,427)	(173,958)	(117,394)
Effect of exchange rate changes on cash and cash equivalents	(2,732)	(8,081)	51,743	2,043	—	—
Effect of inflation accounting	—	—	(1,472)	39,113	—	—

OTHER FINANCIAL DATA

Argentine GAAP

Depreciation and amortization	23,164	68,519	80,547	26,297	28,281	29,244
Capital expenditures (10)	51,717	152,979	42,735	50,139	70,337	41,962
Ratio of current assets to current liabilities	1.022	1.022	1.576	0.228	0.569	0.991
Ratio of shareholders’ equity to total liabilities	1.242	1.242	0.988	0.749	2.131	2.133
Ratio of non-current assets to total assets	0.881	0.881	0.857	0.880	0.847	0.859
Profitability (11)	0.099	0.099	0.430	(0.684)	(0.037)	(0.001)

(1)	Under Argentine GAAP, we adopted RT No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” during the year ended June 30, 2004. As a result of such an adoption, we began consolidating Llao Llao Resorts S.A. (hotel operations). As required by Argentine GAAP, our prior year’s financial statements and related data were restated to reflect our investment in Llao Llao Resorts S.A. on a consolidated basis. In addition, as a result of the change in the accounting method for our investment in BHSA from market value to the equity method, under US GAAP our consolidated financial statements were retroactively adjusted as required by APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary.

(2)	Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2004 which was Ps. 2.958 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Sums may not total due to rounding.

(3)	In thousands of constant Pesos of June 30, 2004, except for ratios and share data. Includes adjustment by inflation as of February 28, 2003. Sums may not total due to rounding.

(4)	Includes results from temporary investments in affiliated companies and gain (losses) from holding investment in real estate assets. See Note 7 to our consolidated financial statements.

(5)	We have calculated earnings per share data under Argentine GAAP and U.S. GAAP based on the weighted average number of common shares outstanding during the respective period. Each GDS represents ten common shares.

(6)	Under both Argentine and U.S. GAAP we have considered the diluted effects of our outstanding convertible notes and warrants. However, under U.S. GAAP, we have used the treasury-stock method in calculating the diluted effect of the outstanding warrants. In addition, the computation of diluted net income per share / GDS under US GAAP for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share / GDS. Each GDS represents ten common shares.

(7)	Includes parcels of undeveloped land.

(8)	Includes short-term loans, the current mortgages payable and the current portion of the seller financing.

(9)	Includes long-term loans and the non-current portion of the seller financing.

(10)	Includes the purchase of fixed assets and long-term investments.

(11)	Net income (loss) / Average Shareholders’ Equity (simple average between the fiscal period’s shareholders equity and the shareholders’ equity for the same fiscal period of the immediately preceding year)

Exchange Rates

In April 1991, Convertibility Law No. 23,928 and its Regulatory Decree No. 529/91 (together the “Convertibility Law”) established a fixed exchange rate under which the Argentine Central Bank was obliged to sell U.S. Dollars to any person at a fixed rate of one Peso per U.S. Dollar.

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”) whereby the Executive Branch was granted the authority to determine the new exchange rate between the Peso and foreign currencies and to approve the corresponding monetary regulations. Thereafter, the Executive Branch announced the devaluation of the Peso with the establishment of a dual exchange rate system pursuant to which certain limited transactions occurred at a fixed rate of Ps. 1.40 per US$ 1.00 and all other transactions were settled at a floating market rate, depending on supply and demand. See “Risk Factors – Risks related to Argentina”.

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

Since February 11, 2002, there has been a single free exchange market for all exchange transactions, with the following main features:

•	the rate of exchange is freely established by the market;

•	exchange transactions may only be carried out by entities that obtain authorization from the Argentine Central Bank; and

•	transfers of funds abroad by the private non-financial sector, the financial sector and public companies which do not depend on government’s budget for principal servicing of financial loans or profit or dividend remittances generally require prior approval from the Argentine Central Bank, regardless of their method of payment. This requirement does not apply to certain transfers. Please see “Exchange Controls – Export of capital including the availability of cash or cash equivalents” for a more detailed information related to exchange controls restrictions and prior approval required from the Argentine Central Bank.

In the past, before the enactment of the Convertibility Law, the Argentine economy experienced several currency devaluations and Argentina had adopted and operated under various exchange control policies. We cannot assure you that further devaluations will not take place.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. Dollars expressed in nominal Pesos per U.S. Dollar. On November 30, 2004, the applicable Peso/U.S. Dollar exchange rate was Ps. 2.945 to US$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

Nominal Exchange Rates

	Exchange Rate (5)
	High(1)	Low(2)	Average(3)	Period End
Fiscal Year 2000	1.0000	0.9990	0.9995	1.0000
Fiscal Year 2001	1.0000	0.9990	0.9995	1.0000
Fiscal Year 2002(4)	3.7400	0.9990	1.8206	3.7900
Fiscal Year 2003	3.7400	2.7120	3.2565	2.8000
Fiscal Year 2004	2.9510	2.7100	2.8649	2.9580
Month Ended May 31, 2004	2.9500	2.8300	2.9010	2.9600
Month Ended June 30, 2004	2.9510	2.9210	2.9400	2.9580
Month Ended July 31, 2004	2.9600	2.9200	2.9360	2.9800
Month Ended August 31, 2004	3.0400	2.9670	2.9930	2.9970
Month Ended September 30, 2004	2.9910	2.9580	2.9740	2.9810
Month Ended October 31, 2004	2.9600	2.8460	2.9430	2.9700
Month Ended November 30, 2004	2.9540	2.9140	2.9338	2.9450

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(3)	Average of month-end rates.

(4)	From December 23, 2001 through January 11, 2002 Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

(5)	All prices are mid market prices.

Source: Argentine Central Bank; Banco de la Nación Argentina. Bloomberg

Fluctuations in the exchange rate between the Peso and the U.S. Dollar may affect our ability to service our Dollar-denominated debt.Inflation and further devaluation of the Argentine currency could materially and adversely affect our operating results.

B. Capitalization and Indebtedness

This item is not applicable.

C. Reasons for the Offer and Use of Proceeds

This item is not applicable.

D. Risk Factors

You should consider the following risks associated with our business, taking into account the inestability of the country in which we operate.

We may also face additional risks and uncertainties that are not presently affecting us, or that we currently deem immaterial, which may materially impair our business. In general, investing in companies which operate in emerging markets such as Argentina is more risky than investing in companies which operate in consolidated markets such as the United States.

Risks Related to Argentina

Most of our revenues are earned in Argentina, and as a result we are highly dependent on economic and political conditions in Argentina.

We are a corporation (sociedad anónima) organized under the laws of the Republic of Argentina, and most of our revenues are earned in Argentina as most of our operations, developments, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and currency devaluation. For example, in 1988, 1989 and 1990, the annual inflation rates were approximately 388%, 4,923% and 1,344%, respectively, based on the Argentine consumer price index, and approximately 432%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency had been devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate between the Argentine currency and the U.S. Dollar. In an attempt to address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy by enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at Ps.1.00 per US$1.00 and required that the Argentine Central Bank maintain reserves in gold, foreign currency and certain foreign-currency denominated Argentine government bonds at least equal to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. In the second half of 2001, Argentina’s recession worsened significantly, precipitating by the end of 2001 the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Argentine Central Bank, some of which are still in effect. See “Exchange Controls.” On December 6, 2001, the Argentine government suspended payment on certain of Argentina’s foreign debt. On December 21, 2001, the Argentine Central Bank decided to close the foreign exchange market which amounted to a de facto devaluation of the Peso. On January 6, 2002, the Argentine Congress enacted Law 25,561, known as the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the Peso at parity with the U.S. Dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term, such as setting the exchange rate between the Peso and foreign currencies. Since the appointment on January 1, 2002 of a new administration by the Argentine Congress, the Argentine government has implemented measures, whether by executive order, Argentine Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

As detailed below, Argentina has experienced a severe recession and a political and economic crisis, and the abandonment of U.S. Dollar-Peso parity has led to significant devaluation of the Peso against major international currencies. The Argentine government measures concerning the economy, including measures related to inflation, interest rates, foreign exchange controls, the high unemployment rate and material decreases in incomes have had and could continue to have a material adverse effect on private sector entities, including us. We cannot assure you that future economic, financial, political and social developments in Argentina, over which we have no control, will not further adversely affect our business, financial condition or results of operations or our ability to make payments of principal and/or interest on our outstanding indebtedness. The macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect us.

Recent political and economic instability resulted in a severe recession in 2001 and 2002 and may result in continued economic recession.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product (“GDP”) to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The De la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial level. GDP contracted by 0.8% in 2000, by 4.4% in 2001 and an estimated 10.9% in 2002, according to the Argentine Ministry of Economy. The unemployment rate increased from 14.5% in May 1999 to 15.4% in May 2000, 16.4% in May 2001 and 18.3% in October 2001. The unemployment rate was 17.8% in October 2002 as published by the Argentine Ministry of Economy. As tax revenues dropped as a result of the recession, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively limiting the ability of private sector companies to obtain bank financing. As the public sector’s creditworthiness deteriorated, interest rates increased dramatically, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the Peso’s parity with the U.S. Dollar led to massive withdrawals of bank deposits. Despite assurances to the contrary, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced foreign exchange controls to restrict capital outflows. Those unexpected measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a substantial increase in social unrest as well as incidents of violence. On December 21, 2001, after declaring a state of emergency and suspending certain civil liberties, President De la Rúa resigned in the midst of an escalating political, social and economic crisis.

On January 1, 2002, following the resignation of interim President Rodriguez Saá only one week after his appointment, the Argentine Congress elected Eduardo Duhalde, a Peronist senator who had lost the presidential election in 1999, as President to serve until December 2003, the end of the remaining term of former President De la Rúa. Since his appointment on January 2, 2002, President Duhalde and the Argentine government have undertaken a number of far-reaching initiatives including:

•	ratifying the suspension of payment of certain of Argentina’s sovereign debt which had been previously declared suspended by interim President Rodriguez Saá;

•	amending the Convertibility Law to introduce a new foreign exchange rate system, resulting in volatility and further devaluation of the Peso;

•	converting certain U.S. Dollar-denominated loans by financial institutions in the Argentine financial system into Peso-denominated loans (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or “CER”) or in salaries (Coeficiente de Variación de Salarios or “CVS”), as the case may be;

•	converting U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00 plus an adjustment pursuant to CER;

•	requiring the obligatory sale, currently suspended, by all banks of all their foreign currency held in Argentina to the Argentine Central Bank at an exchange rate of Ps.1.40 per US$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of other currencies);

•

converting most foreign currency-denominated obligations of entities in Argentina to non-financial institutions in Argentina into Peso-denominated obligations at a one-to-one exchange rate (in the case of obligations denominated in U.S. Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), plus an adjustment pursuant to the CER or the CVS, as the case may be, plus an equitable adjustment in certain cases;

•	restructuring the maturity of, and interest rates on, domestic bank deposits and maintaining restrictions on withdrawals of those deposits;

•	enacting an amendment to the charter of the Argentine Central Bank to allow it to (1) print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the Argentine government and (3) provide financial assistance to financial institutions in the Argentine financial system with liquidity constraints or solvency problems;

•	converting or “pesifying” public service tariffs, originally calculated in U.S. Dollars, into Pesos at a one-to-one exchange rate;

•	freezing public service tariffs without permitting indexation of any kind in contracts executed after the effective date of the Public Emergency Law;

•	authorizing the Argentine government to renegotiate public utility contracts service tariffs;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions; and

•	requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

Commercial and financial activities in Argentina were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. Moreover, due to ongoing social and political protests, Argentina’s economy and society continue to or may face risks including (1) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes, (2) expropriation, nationalization and forced renegotiation or modification of existing contracts, (3) changes in monetary and taxation policies, including tax increases and retroactive tax reforms and (4) mandatory salary increases.

The deepening recession, including a 10.9% decrease in GDP in 2002, high unemployment and underemployment that preceded and that followed the devaluation of the Peso and high inflation led to a reduction of wages in real terms and of disposable income and resulted in changes in consumer behavior across all sectors of the Argentine population adversely affecting our shopping center and real estate businesses.

In 2003 the Argentine economy began to experience a recovery which may not be sustained if the government fails to achieve its proposed goals.

On April 27, 2003, presidential elections took place, resulting in a run-off election between candidates Carlos Menem and Néstor Kirchner. On May 14, 2003, Mr. Menem announced his withdrawal from the run-off, leaving Mr. Kirchner as the sole candidate. Mr. Kirchner, who won the elections with only 22% of the votes, took office on May 25, 2003. The overall goal of his Administration is to achieve sustainable growth making structural reforms focusing on the reduction of poverty and social inequities, which increased as a result of the 1998-2002 recession. To achieve these goals, the Kirchner Administration has presented a medium-term program for the period through 2006. The main goals of the Administration’s program are to:

•	increase growth and solidify price stability through macroeconomic policy;

•	increase government spending on social programs and investments in public infrastructure;

•	restructure Argentina’s foreign debt, achieve fiscal discipline at the federal and provincial levels and establish responsible fiscal policies with the goal of achieving sustainable debt service obligations;

•	implement reforms designed to deter widespread tax evasion;

•	reform the social security system;

•	reach a sustainable revenue-sharing agreement with the provinces;

•	increase lending activity by strengthening the stability of the financial system, phasing out certain bank regulations implemented during the economic crisis and conducting audits and strategic reviews of the leading public banks to ensure their independence from the government;

•	implement an inflation-targeting monetary system; and

•	attract private sector investment by creating a predicable and efficient legal framework to restructure corporate debts.

In 2003, the Argentine economy began to recover with a 8.7% increase in GDP. This recovery, at first based almost exclusively on import substitution, broadened as the level of consumption and investment increased. In 2003, the Peso appreciated against the U.S. Dollar. As of December 31, 2002, December 31, 2003 and November 30, 2004, the exchange rates were Ps. 3.37 = US$1.00, Ps.2.93 = US$1.00 and Ps. 2.945 = US$1.00, respectively. Moreover, the exchange rate stability allowed for a significant recovery of consumer confidence that translated into higher consumption levels. After reaching a peak of 41% in 2002, the inflation rate fell to 3.7% in 2003.

Although Argentine social and economic conditions have stabilized to some extent, important issues remain unresolved, such as renegotiating the external public debt and public utility contracts, restructuring the financial system and redesigning the federal fiscal regime. The government’s actions concerning the economy, including the ones with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had, and may continue to have, a material adverse effect on private sector entities, including us. Decisions with regards to those issues could paralyze investment and consumption decisions causing a reduction in retail sales, real estate sales and demand for office and commercial space. Consequently, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations.

The devaluation of the Peso, pesification and macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

The Argentine government’s economic policies and any future depreciation of the Peso against the U.S. Dollar could adversely affect our financial condition and results of operations. The Peso and preceding currencies in Argentina have been subject to numerous and significant devaluations in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put a legal end to ten years of U.S. Dollar-Peso parity and authorized the Argentine government to set the exchange rate between the Peso and other currencies. The Argentine government initially established a dual exchange rate of Ps.1.40 per US$1.00 for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Argentine Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of November 30, 2004, the exchange rate was Ps.2.945 per US$1.00. See “Exchange Rates” for additional information regarding Peso/U.S. Dollar exchange rates.

We cannot assure you that future policies adopted by the Argentine government will be able to limit the volatility of the value of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial conditions and results of operations. Further depreciation of the Peso would have particular impact on:

•	revenues collected for services provided in Argentina, such as lease agreements;

•	our assets valuation; and

•	our Peso-denominated monetary assets and liabilities which could be affected by the introduction of different inflation adjustment indexes.

We collect most of our revenues in Argentina, and as a result of the enactment of the Public Emergency Law, most of our revenues are calculated and collected in Pesos. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our foreign currency-denominated financial indebtedness. Any further depreciation of the Peso against the U. S. Dollar will correspondingly increase the amount of our financial indebtedness in Pesos, with further adverse effects on our results of operations and financial condition.

Given the economic crisis in Argentina and the related uncertain economic and political events, it is impossible to predict whether, and to what extent, the value of the Peso may further depreciate or appreciate against the U.S. Dollar and how those events will affect investment decisions and the ability to obtain financial resources from abroad. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our financial condition and results of operations.

The Argentine economy may continue to experience significant inflation.

On January 24, 2002, the Argentine government amended the charter of the Argentine Central Bank to allow it to print currency without having to maintain a monetary base with a fixed and direct relationship to foreign currency and gold reserves. This amendment allows the Argentine Central Bank to make short-term advances to the Argentine government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems. There is considerable concern that, if the Argentine Central Bank prints currency to finance public-sector spending or financial institutions in distress, significant inflation will result. Past history raises serious doubts as to the ability of the Argentine government economy and the government’s ability to create conditions that would foster long-term growth. Further inflation will negatively affect our results of operations and financial condition.

Future exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad. Although most restrictions in connection with repayments to foreign creditors have been lifted, these regulations have been changing constantly since they were first enacted, and we cannot assure you that they will not be put in place again and, if they are, whether they will be made stricter than they were before. Currently, local companies may, without the Argentine Central Bank’s approval, access the foreign exchange market and obtain foreign currency for the payment of principal and/or interest. In the case of interest payments, access to the foreign exchange market is allowed within 15 days prior to each interest service or at any moment during each outstanding interest period. In the case of payment of principal, access to the foreign exchange market is permitted at any time within a 90-day period before maturity. Pursuant to Decree 285/03 and Comunicación “A” 3973, as amended, in the case of new loans, access to the foreign exchange market is permitted provided that the proceeds of such loans enter Argentina and remain there for at least 180 days. See “Exchange Controls.”

Although most restrictions have been eliminated, there can be no assurance that the Argentine Central Bank will not reverse its position and once again restrict payments of principal and interest outside of Argentina. If more stringent restrictions are imposed by the Argentine Central Bank, we may be unable to make payments of principal and interest on our foreign currency-denominated debt obligations. If that were to occur, we would likely suffer payment defaults on our existing debt obligations, and such defaults would likely have a material adverse effect on our financial condition and prospects and our ability to service our external debt obligations.

The stability of the Argentine banking system is uncertain.

Although deposits in the Argentine banking system had grown in 1999 and 2000, in the fourth quarter of 2001, a significant amount of deposits were withdrawn from Argentine financial institutions as a result of the increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. However, the general unavailability of external or local credit created a liquidity crisis which triggered numerous payment defaults in the public and private sectors, which in turn undermined the ability of many Argentine banks to pay their depositors.

To prevent a run on the U.S. Dollar reserves of local banks, on December 3, 2001, the government of President De La Rúa restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although these restrictions, known as “corralito,” are no longer in place, subsequently, President Duhalde imposed new restrictions known as “corralón” and released a schedule stating how and when such deposits would become available.

On February 4, 2002, pursuant to Emergency Decree No. 214, the Argentine government required the conversion of all U.S. Dollar or other foreign currency-denominated indebtedness to financial institutions into Pesos at a rate of Ps. 1.00 per US$ 1.00. After a six-month grace period, debts were adjusted pursuant to an index based on consumer price variations (CER) in the preceding month. Said decree also provided for the conversion of all foreign currency-denominated deposits at an exchange rate of Ps. 1.40 per U.S. Dollar plus CER, and the issuance by the government of U.S. Dollar-denominated bonds intended to compensate banks for the losses incurred as a result of the “asymmetric” conversion of loans and deposits into Pesos. The different exchange rates applied to the conversion of foreign currency-denominated deposits and loans had a material and adverse effect on the Argentine financial system. Despite these restrictions, on April 25, 2002, pursuant to Law 25,587, the Argentine government announced another banking moratorium in order to prevent further withdrawals from the financial system.

On June 1, 2002, the Argentine government published Decree No 905/02, pursuant to which owners of rescheduled foreign currency and Peso-denominated bank deposits were provided with the option to receive certain bonds issued by the Argentine government in lieu of payment of such deposits during a period of 30 banking days beginning on June 1, 2002. These bonds were applied to the payment of certain loans under certain conditions. Deposits not exchanged for bonds were considered securities that, under the conditions established by the CNV, were applied to the subscription of notes and to the cancellation of certain loans. On September 17, 2002, Decree No. 1836/02 established another exchange option. Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds. Through Decree No. 739/03 dated April 1, 2003, the Argentine government made a further attempt to eliminate the corralón by giving depositors the option to be reimbursed in Pesos pursuant to a schedule for their deposits, at a Ps. 1.40 per US$1.00 exchange rate adjusted pursuant to the CER, plus accrued interest, and to receive a 10-year U.S. Dollar-denominated bond to be issued by the Argentine government to cover the difference between the amount in Pesos to be received by the depositors and the face amount of the original deposit made in U.S. Dollars at the exchange rate applicable on April 1, 2003.

While the restriction on bank withdrawals and the mandatory conversion of U.S. Dollar deposits to Pesos have shielded banks from a further massive withdrawal of deposits, they have also led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest resulting in widespread public protests. In a decision of March 2003, the Supreme Court of Argentina struck down on constitutional grounds the mandatory conversion of U.S. Dollar deposits held by the Province of San Luis with Banco de la Nación Argentina pursuant to Emergency Decree No. 214/02. In July 2004, in Cabrera, Gerónimo Rafael, et al. vs. National Executive Power, the Argentine Supreme Court ruled that whenever a depositor accepts payment in Pesos for its Dollar-denominated deposit, at the exchange rate provided for in the “pesification” regulations (Ps.1.40 per US$1.00 plus CER), without reserving the right to challenge such payment in the future on the grounds of partial payment, he would not be entitled to claim the difference between the amount actually received and the amount of Pesos he would have received had the free market exchange rate been applied. On October 26, 2004, in Bustos, Alberto Roque et al. v. National Government et al., the Argentine Supreme Court confirmed the constitutionality of the laws and regulations that provided for the conversion of U.S. Dollar bank deposits into Pesos and the restrictions imposed on deposit withdrawals. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court.

The Argentine banking system’s collapse or the collapse of one or more of the larger banks would have a material adverse effect on the prospects for economic recovery and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives. These conditions would have a material adverse effect on us by resulting in a decrease in our property value, impossibility to collect revenues on our rented properties and impossibility to obtain financial resources for new developments.

The Argentine government is currently insolvent and is limited in its ability to obtain financing in the future, which may restrict its ability to implement reforms and restore economic growth.

The Argentine government is currently insolvent and has defaulted on a significant part of its public debt in recent years, although it has recently reached an agreement to postpone the maturity date of some of its debt owed to the International Monetary Fund and other international credit organizations. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited. Uncertainties regarding the Argentine government’s debt restructuring and the adoption of certain measures adversely affecting key sectors of the economy, such as the utilities and the financial system, have had a significant impact on the private sector’s long-term productivity and growth. If the Argentine government and its creditors fail to reach a debt agreement restructuring, the fiscal situation of Argentina could be severely affected, undermining the ability of the Argentine government to implement adequate economic policies and structural reforms. If economic growth fails to materialize in the medium and long term, political and economic volatility are likely to recur. This would most likely adversely and materially impact our business, financial condition and results of operations.

In light of this uncertainty, laws and regulations currently governing the economy may continue to change in the near future, and any changes may adversely affect our business, financial condition or results of operations. Accordingly, investing in Argentine companies or companies with Argentine operations entails risks of loss resulting from, among other things:

•	changes in laws and policies of Argentina affecting foreign trade, taxation and investment;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	restrictions on repatriation of investments and transfer of funds abroad;

•	expropriation, nationalization and forced renegotiation or modification of existing contracts; and

•	civil unrest, rioting, looting, nation-wide protests, road blockades, widespread social unrest and strikes.

If this economic and political instability continues or any of the above-described events occur, our results of operations and financial condition will be materially adversely affected.

Promulgations of laws related to foreclosure on real state adversely affect our property rights.

In February 2002, the Argentine government amended Argentina’s bankruptcy law, suspending bankruptcies and foreclosures on real estate that constitutes the debtor’s primary dwelling, initially for a six-month period and subsequently extended until November 14, 2002.

On June 2, 2003, the Congress passed a law reinstating suspension on foreclosures of mortgage properties for a term of ninety days. However, the creditors voluntarily agreed, together with banks and other financial institutions, to extend such suspension until a new law solved. On November 5, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule the mortgage debts, by creating a Trust (paid by the Argentine Government) which will buy the portfolio mortgage debts and reschedule them in a more profitable way. Financial institutions were given until June 22, 2004 to accept this new mortgage system. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included different conditions referring to the incorporation to this system of the mortgage loans that were in judicial or private execution proceedings.

We cannot assure you that laws and regulations related to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect our business, financial condition or result of operations.

Future governmental policies will likely significantly affect the economy as well as the operations of financial institutions.

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

Despite the apparent disappearance of the signs of economic and political crisis, the structural problems of the Argentine economy, which have recurrently caused or contributed to political crisis in the past, have not been resolved, and it cannot be assured whether the policies of the elected president will be finally successful. Any economic and political crisis that could arise in the future, could adversely affect our business, financial condition or result of operations.

Risks Related to Our Business

Our high level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We have, and expect to have, adequate liquidity and capital resources to finance our business. As of June 30, 2004, our consolidated financial debt amounted to Ps. 603.9 million (including accrued and unpaid interests and deffered financing costs).

The fact that we are highly leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our high leverage could place us at a disadvantage compared to our competitors who are less leveraged and limit our ability to react to changes in market conditions, changes in the real estate industry and economic downturns. Although we have successfully restructured our debt we cannot assure you that we will not relapse and become unable to pay our obligations.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain. As of November 30, 2004, such beneficial ownership consisted of:

•	1,000 of our common shares owned by Inversiones Financieras del Sur S.A. (“IFISA”), a company where Mr. Eduardo S. Elsztain is the beneficial owner;

•	71,225,786 of our common shares owned by Cresud S.A.C.I.F. y A. (“Cresud”), for which Mr. Eduardo S. Elsztain by reason of his position with Cresud, may be deemed to own all of our common shares held for the account of Cresud.

Conflicts of interest between our management, ourselves and our affiliates may arise in the performance of our respective business activities. Mr. Elsztain also beneficially owns (i) approximately 27.5% of the common shares of Cresud S.A.C.I.F. y A., an Argentine company that currently owns approximately 27.5% of our common shares and (ii) approximately 62.6% of the common shares of our subsidiary APSA. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in our interest.

The devaluation of the Peso and the deterioration of the Argentine economy have had, and may continue to have, a material adverse effect on the results of our operations and financial condition.

For so long as the Convertibility Law remained in effect, we had no exchange rate risk relating to our Peso-denominated revenues and our U.S. Dollar-denominated liabilities. However, with the repeal of the Convertibility Law on February 4, 2002, all U.S. Dollar-denominated obligations, which were within the Argentine banking sector and subject to Argentine Law, were mandatorily converted into Peso-denominated liabilities at an exchange rate one Peso to one U.S. Dollar. The majority of our liabilities (the Unsecured Loan Agreement, the Class 3 Floating Rate Notes and the Hoteles Argentinos Loan) are subject to New York law and thus have not been converted into Pesos. Furthermore, on February, 4, 2004 APSA was under a swap agreement by which it converted its Peso-denominated fixed rate debt into U.S. Dollar denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005, which is also subject to New York law and thus has not been converted into Pesos. Moreover, our US$ 100.0 million Convertible Notes and APSA’s US$ 50.0 million Convertible Notes are U.S. Dollar-denominated. (See: Item 5 -Section B.- Our Indebtedness).

We realize a substantial portion of our revenues in Pesos (such as rental contracts and seller financing) and, as a result, the devaluation of the Peso has adversely affected the U.S. Dollar value of our earnings and, thus, impaired our financial condition. Moreover, our Peso-denominated assets (which represent 93% of our total assets as of June 30, 2004) have depreciated against our indebtedness denominated in foreign currency. As of June 30, 2004, we had outstanding debt amounting to Ps. 603.9 million, of which, 86% was denominated in U.S. Dollars. Any further depreciation of the Peso against the

U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition, and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The mandatory pesification of contracts originally denominated in U.S. Dollars will adversely affect our profitability.

Although our lease agreements and seller financing loans were denominated in U.S. Dollars, the Argentine government mandatorily converted all U.S. Dollar monetary obligations entered into between non-financial private parties prior to January 7, 2002 into Peso-denominated obligations at a rate of Ps. 1.00 = US$ 1.00. Although the Argentine government sought to mitigate the adverse effects of this mandatory “pesification” by permitting the Peso-denominated obligations to be adjusted for inflation pursuant to an index known as the CER, we cannot assure you that an adequate adjustment will apply to amounts payable to us under our lease and loan agreements. If, as a consequence of this adjustment, the agreement is unfair to any of the parties, either party may ask the other for a fairness adjustment. If the parties do not reach an agreement, a court will make the decision. New lease agreements may be freely entered into between parties and may not contain inflation adjustment clauses based on consumer price indexes or whole price indexes. Although part of our new lease agreements are Dollar denominated, the mandatory pesification of contracts originally denominated in U.S. Dollars is likely to materially and adversely affect our financial condition and our ability to pay our liabilities denominated in U.S. Dollars (mostly banking and financial loans), because our cash flows will be mostly denominated in devalued Pesos.

The Argentine government may impose additional restrictions on the lease, operation and ownership of property.

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

There can be no assurance that additional regulations will not be imposed in the future. Such regulations could negatively affect the Argentine real estate market and the rental market. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income.

We hold Argentine securities which are more volatile than United States securities, and carry a greater risk of default.

We currently hold certain investments in Argentine government debt, corporate debt and equity securities. In particular, we hold a significant interest in BHSA, an Argentine bank that has recently suffered material losses. Although the holding of these investments, with the exception of BHSA, tends to be short term, investments in such securities involve certain risks, including:

•	market volatility, higher than those typically associated with U.S. government and corporate securities; and

•	loss of principal.

Some of the issuers in which we have invested and may invest, including the Argentine government, have in the past experienced substantial difficulties in servicing their debt obligations, which have led to the restructuring of certain indebtedness. We cannot assure that the issuers in which we have invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of our investments in such issuers. In addition, such issuers and, therefore, such investments, are generally subject to many of the risks that are described in this section, which could also adversely affect the value of these investments.

Real estate investments are subject to many risks.

Our real estate investments are subject to risks common to commercial and residential properties in general, many of which are not within our control. Any of these risks might materially and adversely affect our business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred.

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

In addition, other factors may adversely affect the performance and value of our properties, including changes in laws and governmental regulations (including those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. Increases in operating costs due to inflation and other factors may result in the inability or unwillingness of tenants to pay rent or expense increases. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, are generally not reduced, in circumstances resulting in a reduction in income from the investment. The foregoing and any other factor or event that would impede our ability to respond to adverse changes in the performance of our investments could have a material adverse effect on our financial condition and results of operations.

Real estate market illiquidity and declining property values in U.S. Dollars terms may adversely affect our financial condition.

The Argentine crisis, including the devaluation of the Peso, decreased real estate value in U.S. Dollar terms and liquidity of real estate investments. Despite the recovery of the value in U.S. Dollars of the real estate market, it may be more difficult for us to adjust our property portfolio promptly in response to changes in economic or business conditions or to the factors described above. The economic recession and the devaluation of the Peso significantly reduced consumer spending power while the social unrest and ensuing political instability together with the succession of governmental measures have adversely affected the normal operations of banks. If we are forced to sell one or more of our properties in order to cover operating expenses or to satisfy debt service obligations, or are forced to liquidate, the proceeds from such sales might be less than our total investment in the properties sold.

Our business is subject to extensive regulation.

The real estate business is subject to extensive building and zoning regulations by various federal, state and municipal authorities, which affect land acquisition, development and construction activities, and certain dealings with customers, as well as consumer credit and consumer protection statutes and regulations. We are required to obtain approval from various governmental authorities for our development activities, and new laws or regulations could be adopted, enforced or interpreted in a manner that could adversely affect our results of operations and the level of cash flow necessary or available to meet our obligations. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. We and our affiliates’ operations are also subject to federal, state and municipal environmental laws applicable in Argentina. We believe that such laws and regulations currently do not materially affect our business or results of operations. We cannot assure you, however, that regulations affecting the real estate industry, including environmental regulations, will not change in a manner which could have a material adverse effect on our business.

Argentine lease law imposes lease restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•	lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for us to increase the amounts owed under our lease agreements;

•	lease agreements must be for a minimum term of two years for residential properties and three years for retail property, except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for the leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six months. The exercise of such rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, historically, the heavy workload of the courts that hear these matters and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally last from six months to two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding office rental space has been very low, approximately 2%, and we have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on our financial condition and results of operation.

Our assets are concentrated in the Buenos Aires area.

Our principal properties are located in the city of Buenos Aires and the province of Buenos Aires and a substantial portion of our revenues are derived from such properties.

For the fiscal year ended June 30, 2004, a substantial part of our sales were derived from properties in the city of Buenos Aires and the province of Buenos Aires area. Although we own properties and may acquire or develop additional properties outside of the city of Buenos Aires and the province of Buenos Aires area, we expect to continue to depend to a very large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

If APSA cannot reach an agreement with the sellers regarding its acquisition of a significant interest in the Neuquén Project, the sale may be voided and APSA may not recover its original investment.

On July 6, 1999, APSA acquired a 94.6% interest in Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million was originally scheduled to be paid on the earlier of the opening of the shopping center or July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén S.A.’s sole asset is a piece of land of approximately 50,000 square meters. It had received preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 100 stores, a hypermarket, a multiplex movie theater, a service station and a hotel.

In June 2001, Shopping Neuquén S.A. filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for construction of property which Shopping Neuquén S.A. would develop.

On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 rejecting the application by Shopping Neuquén S.A. for a readjustement of the terms for the construction of the project and the authorization to transfer part of the land to third parties. In addition, the rights granted in Ordinance 5178 were declared to have lapsed, and the contract for the purchase of the land was deemed void, with the loss of the improvements made in favor of the Municipality of Neuquén, without the right to compensation or any claim by Shopping Neuquén S.A.

In response to the terms of the mentioned Decree, on January 21, 2003 APSA applied for the administrative measure to be revoked, offering and attaching documentary proof of the reasons for such revocation and requesting authorization for the presentation of a new schedule, prepared on the basis of the current situation and reasonable short and medium-term projections.

The application was rejected by the Municipal authorities by means of Decree No. 585/2003. As a result, on June 25, 2003 the Company filed an “Administrative Procedural Action” in the High Court of Neuquén that is currently in process, requesting -among other matters- that Decrees 1437/2002 and 585/2003 issued by the Municipal Mayor be declared null and void.

As of June 30, 2004, the Company is negotiating with the Municipality of Neuquén the terms of a framework agreement that will establish the conditions for reactivation of the development and construction of the commercial project. Such agreement would be incorporated into a new Municipal Ordinance that would modify or annul the original ordinance.

Furthermore, on August 15, 2003 APSA was informed that 85.75% of the old shareholders of Shopping Neuquén S.A. filed a complaint against APSA for collection of the balance of the purchase price plus interest and legal costs.

Although APSA hopes for a favorable resolution to the judicial proceeding, and APSA is still negotiating a new arrangement with the old shareholders, we cannot assure the results will be favorable to it.

Pérez Cuesta S.A.C.I., in which APSA currently owns a controlling interest, has defaulted on several payments which could result in its inability to remain as a going concern, jeopardizing APSA’s investment in the company.

As of June 30, 2004, APSA owned an 18.9% non-controlling interest in Pérez Cuesta S.A.C.I. (“Pérez Cuesta”), which owns the Mendoza Plaza Shopping Center. As of such date it had Ps. 40.3 million of financial indebtedness (including accrued interests and CER), Ps. 23.1 million of which is due and on which the company has defaulted. (See “Business overview, Mendoza Plaza”). As of December 2, 2004, APSA increased its interest in Pérez Cuesta to 68.8%. Pursuant to Decree No. 214/02, Pérez Cuesta’s U.S. Dollar-denominated financial indebtedness was converted into Pesos. Since its indebtedness includes outstanding mortgage loans and commercial leases, its default on several overdue payments raises substantial doubt of its ability to continue as a going concern. Currently, Pérez Cuesta and APSA are negotiating restructuring of the debt terms with its creditors. However, if APSA is unable to achieve a successful restructuring of its financial indebtedness the value of APSA’s investment may be adversely affected.

Our real estate activities through subsidiaries and joint ventures are subject to additional risks.

We conduct a substantial part of our real estate activities through subsidiaries and strategic alliances with other companies. One of our principal investments is in APSA where we own a majority of the voting stock. In the future, we may increase our real estate activities through such vehicles. As a result, we depend to a certain extent on the successful operation of subsidiaries and strategic alliances and upon income, dividends and other distributions from these entities to maintain our profitability, liquidity and growth. Moreover, joint ownership of properties involves additional risks. For example, our partners or co-investors may:

•	become bankrupt or insolvent;

•	develop business objectives or goals which are different from ours; or

•	take actions that are contrary to our instructions or requests or that are otherwise contrary to our interests.

Development and construction activities are inherently risky.

We are engaged in the development and construction of office, retail and residential properties, generally through third-party contractors. Risks associated with our development and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed our original estimates, making a project unprofitable;

•	occupancy rates and rents of a newly completed project may be insufficient to make such project profitable;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	we may be unable to obtain financing on favorable terms for the development of the project;

•	sale prices for residential units may be insufficient to cover development costs;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

•	we may be unable to obtain, or may face delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

We are subject to shopping center operating risks that may affect our profitability.

Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	the amount of rent collected from each shopping center rental unit; and

•	the fluctuations in occupancy levels in the shopping centers.

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent obligations due to the increase in expenses.

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

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers.

During the last years, retail sales by means of the Internet have grown significantly in Argentina even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, at home, work or elsewhere, to shop electronically for retail goods, and that this trend will continue. If e-commerce and retail sales through the Internet continue to grow at current rates, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and prospects.

Our future acquisitions may be unprofitable.

We intend to acquire additional properties to the extent that they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	investments may fail to perform as expected, or

•	estimates of the cost of improvements needed to bring the property up to established standards for the market might prove to be inaccurate.

Our shopping center business is subject to competitive pressure.

All of our shopping centers are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competitive properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. To date, there have been relatively few companies competing with us for shopping center properties, and, as additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

We are subject to the risk of payment defaults due to our investments in credit card businesses through our subsidiary APSA.

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

We may not be able to recover the mortgage loans we have provided to purchasers of units in our residential development properties.

In recent years, we have provided mortgage financing to purchasers of units in our residential development properties. Before January 2002, our mortgage loans were U.S. Dollar-denominated and accrued interest at a fixed interest rate ranging generally from 10% to 15% per year and for terms ranging generally from 1 to 15 years. However, on March 13, 2002, the Argentine Central Bank converted all U.S. Dollar denominated debts into Pesos at the exchange rate of Ps. 1.00 to U.S. Dollars 1.00 and imposed maximum interest rate on mortgage loans of 3.0% for residential mortgage loans granted to individuals and 6% for mortgage loans granted to business organizations. These modifications adversely affected the U.S. Dollar value of our outstanding mortgage loans which at June 30, 2004, aggregated approximately Ps. 1.4 million.

We are subject to risks normally associated with providing mortgage financing, including the risk of default in the payment of principal and interest, which could adversely affect our cash flow. Argentine law imposes significant restrictions on our ability to foreclose and auction properties. Thus, if there is a default under a mortgage loan, we do not have the right to foreclose on the unit. Instead, in order to reacquire a property, we are required to purchase each unit at a public court ordered auction, or at an out-of-court auction, in accordance with Law No. 24,441. However, the Public Emergency Law established the suspension of all the judicial and non-judicial enforcements including the enforcement of mortgages and pledges, regardless of its origin. Private and financial entities have voluntarily decided to suspend foreclosures, while Law No. 25,798 has been enacted by Congress in order to give a definite answer to the problem of default in payment of mortgage loans. We cannot assure you that we will be able to recover any amount outstanding on any mortgage loan through the sale of any property at such an auction.

We cannot assure you that any future inflation adjustment indexes will adequately reflect inflation or that such adjustment will not increase delinquency on our outstanding mortgage portfolio, thus reducing future revenues.

Our subordinated participations in securitized mortgage loans may have no value.

Additionally, on December 2001, we securitized almost the entire mortgage portfolio held by us since late 1992, amounting to Ps. 29.9 million, through the sale of this portfolio to Fideicomiso IRSA I. Banco Sudameris Argentina acted as trustee and collection agent for the trust. Fideicomiso IRSA I issued four classes of participation certificates under a scheme of complete subordination, in which each class is serviced only upon the total payment of the preceding senior class. We held all of the Class B, Class C and Class D participation certificates and approximately 10% of the Class A certificates. Class D certificates represent the most junior class, have no fixed return and will yield the funds remaining in the trust after Classes A, B and C and all the expenses of the trust have been completely paid.

This portfolio was originally denominated U.S. Dollars and mandatorily converted into Pesos in January 2002. Additionally, mortgages in the trust were subject to inflation adjustment between February and April 2002. Following these changes, the terms and conditions of the certificates of deposit issued by the trust were modified to reflect changes in the underlying assets. In May 2002, inflation adjustment on residential mortgages on homes granted to individuals were eliminated until October 2002, when adjustment was performed according to a different inflation index, the CVS. Pursuant to Decree 117/04 and Law No. 25,796, the CVS became unenforceable on April 1, 2004. The terms and conditions of the certificates of deposit were modified again to reflect this new change.

The asset quality of the portfolio has declined due to the current economic crisis in Argentina, and as a result we cannot assure you that the trust will have sufficient funds to service the subordinated certificates held by us. If there are not sufficient funds, the value of these bonds might be considerably reduced or even equal to zero.

As of June 30, 2004, Classes A, B and C were completely amortized.

As of June 30, 2004, Class D’s face value amounted to Ps. 10.3 million.

We cannot assure you that the theoretical cash flow to be generated by the participation certificates owned by us (and included in the annual report), will represent actual results. Successive changes in the terms and conditions of the underlying assets have been occurring since January 2002 and additional modifications might be introduced by fiscal authorities or the Ministry of Finance, which could further affect respective cash flows.

We are subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which we operate our hotels is highly competitive. The success of our hotels will depend, in large part, upon our ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. Our hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

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

Our investment in BHSA subjects us to risks affecting the banking sector.

We have an investment in the banking sector, a different industry with different risks. We hold 17,641,162 Class D shares in BHSA which represented 7.2% of our consolidated assets as of June 30, 2004. BHSA has been the leading mortgage lender, largest mortgage servicer and provider of mortgage-related insurance in Argentina. Substantially all of its operations, property and customers are located in Argentina. Accordingly, the quality of its loan portfolio and its financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002, and the Argentine government’s actions to address the crisis, described below, have had and could continue to have a material adverse effect on our business, financial condition and results of operations.

As a result of the crisis and government measures implemented to counteract its adverse impacts in December 2001, BHSA suspended origination of mortgage loans, and started focusing its efforts on servicing and collecting its existing mortgage loans. The economic crisis and the measures adopted to counteract its impact have effectively destroyed the BHSA’s traditional mortgage lending business because long-term financing is temporarily not available to it. Historically, it funded its operations principally from bank loans and debt offerings in international markets, cash flow from operations and off-balance sheet domestic and international securitizations.

BHSA’s mortgage loan portfolio has been materially and adversely affected by the devaluation of the peso and may be further impacted by future fluctuations in exchange rates

Beginning on February 3, 2002, the Argentine government converted (i) certain foreign currency-denominated debts into peso-denominated debts at a one-to-one exchange rate, (ii) certain foreign currency-denominated public sector debts into peso-denominated assets at an exchange rate of Ps. 1.40 per US$ 1.00 and (iii) foreign currency-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps. 1.40 per US$ 1.00. As a result, 100% of BHSA’s mortgage loans denominated in foreign currency were converted into pesos at a one-to-one exchange rate. These pesified loans were indexed for inflation pursuant to CER or the CVS. Furthermore, its mortgage loans originally denominated in pesos have not been adjusted for inflation despite the end of the peso-US Dollar parity. Its pesified mortgage loans have been capped to bear interest at an annual rate of (i) between 3.5% and 5% for loans to individuals that are adjusted for inflation pursuant to CER, (ii) 12.38% for loans to individuals that are adjusted pursuant to the CVS and (iii) between 6% and 8% for construction project loans. Also due to the fact that BHSA’s loan portfolio now generates interest income only in devalued pesos, any further devaluation of the peso against the U.S. dollar or the euro will further impair its ability to make payments on its liabilities denominated in such currencies

Less than 8% of its liabilities denominated in foreign currency were converted to pesos at an exchange rate of Ps. 1.40 per US$ 1.00, and the remainder of its liabilities remained denominated in foreign currency.

All of the Argentine government securities held by BHSA, including federal, provincial and municipal bonds, were converted to pesos at an exchange rate of Ps. 1.40 per US$ 1.00. Although the government has issued BODEN, bonds, that are intended to compensate BHSA in part for its losses resulting from pesification, we cannot assure you that the government will honor its obligations to deliver the additional BODEN to which we believe BHSA is entitled, or that any BODEN it receives will be sufficient to compensate BHSA adequately for the harm caused by asymmetric pesification of its assets and liabilities.

Including the BODEN, BHSA expects to receive from the Argentine government as compensation for the negative effects of recent governmental measures (which are recorded at par value), Argentine government bonds which represented approximately 52.8% of its assets as of September 30, 2004 pursuant to Central Bank Accounting Rules.

We cannot assure you that BHSA will implement the subscription of additional BODEN with debt from bank

As of June 30, 2004, BHSA had Ps. 1,780.2 million of debt due to the Central Bank that will be incurred in the future to acquire additional BODEN, at a value of Ps. 140 adjusted by sell for every US$100 of nominal value, from the Argentine government. The Central Bank will require that BHSA provide collateral in an equal amount in order to advance to BHSA this loan. We cannot assure that the Central Bank will make this loan to BHSA or that it will be able to provide the necessary collateral to incur the loan and acquire the additional BODEN. This debt, once incurred, will accrue interest at an annual rate of CER plus 2% and mature in August 2012, to match the terms applicable to the additional BODEN.

BHSA’s ability to foreclose on mortgaged collateral has been materially impaired

On February 14, 2002, the Argentine government suspended foreclosure and bankruptcy proceedings and the suspension remained in effect until November 14, 2002. On February 4, 2003, the Executive Branch enacted Decree 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law 25,737 which suspends foreclosures for an additional period of 90 days. In September 2003, BHSA, together with other financial institutions voluntarily agreed not to foreclose on its mortgage loans until a new law proposed by the government that would extend credit to to the debtors is approved by Congress. On November 5, 2003, the Argentine Congress approved a law implementing a mortgage refinancing mechanism financed by a special fund which is expected to purchase certain delinquent loans and permits debtors to repay their debts at fixed rates in pesos. Because the Argentine Congress has not yet enacted the enabling legislation for this special fund, it is not clear at this time what impact the new law will have on BHSA’s results of operations or on its ability to collect on or reclassify loans in its loan portfolio that are past due or on its ability to foreclose on mortgage loans outstanding.

On November 5, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule the mortgage debts financed by a Trust (paid by the Argentine Government) which will purchase the portfolio mortgage debts and reschedule them in a more profitable way. The financial institutions were given until June 22, 2004 to accept this mortgage reschedule system. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included different conditions referring to the incorporation in this system of the mortgage loans that were in judicial or private execution proceedings.

On June 22, 2004 BHSA accepted the mortgage refinancing mechanism and certified that the total amount of the loans included in this system amounts to Ps. 218 million, including Ps. 193 million to be refinanced in February 2004 according to Law 25,798. Furthermore, First Trust of New York National Association (trustee of BHN Master Mortgage Trust) also accepted the mortgage refinancing mechanism, certifying elegible notes which amounted to Ps. 6 million, including Ps. 6 million to be refinanced in February 2004. All these credits have been securitized and BHSA is the beneficiary of the results.

Once this system is operating, BHSA will be entitled to receive from the trustee notes due on November 1, 2006 for 60% of the unpaid amounts and for the remaining 40%, bonds due on November 1, 2014.

BHSA is entirely dependent on mortgage lending which is not currently a viable business in Argentina, and its ability to continue as a going concern depends in part on a new and unproven business strategy

BHSA is entirely dependent on mortgage lending which is not currently a viable business in Argentina, and its ability to continue as a going concern depends in part on a new and unproven business strategy. Historically, BHSA has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on BHSA than on its more diversified competitors. Due to its concentration in this recession sensitive sector, BHSA is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on (i) the demand for new mortgage loans and (ii) the asset quality of outstanding mortgage loans.

In light of the economic conditions in Argentina and the likely unavailability of long-term financing to BHSA for the foreseeable future, it can no longer continue as a financial institution that relies solely on mortgage lending and related services. Accordingly, it is seeking to adapt its business strategy to confront the challenges of these new market conditions. Its ability to operate as a going concern will depend on how successfully it transforms into a diversified financial institution that no longer depends on mortgage lending. It must overcome significant challenges to achieve this goal including, among others, its precarious financial condition, lack of experience and client relationships outside the mortgage sector, the existence of large, well-capitalized competitors, its extremely limited ability to invest in new businesses and significant political, regulatory and economic uncertainties in Argentina. Therefore, BHSA cannot give us any assurance that it will be successful in implementing its new business strategy.

BHSA may try to achieve its new business goals through acquisitions which would create significant additional risk

BHSA faces significant obstacles in seeking to develop its business plan through internal growth and the acquisition of other banks or financial institutions or a significant portion of their assets and liabilities. These acquisition opportunities may require BHSA to incur additional debt or other direct or contingent liabilities, and its ability to incur such liabilities is very limited. In addition, any such acquisitions would likely cause BHSA’s management to divert its attention to the integration of these businesses into its current operations. If BHSA fails to achieve and manage growth, its financial condition and ability to continue as a going concern would be materially and adversely affected.

BHSA’s insurance business depends on their suspended mortgage business

Historically, BHSA originated insurance policies in connection with its mortgage lending business. Since BHSA suspended its mortgage loan originations, its insurance business has been adversely affected. BHSA’s insurance sector was among the best performing lines of business in which it was involved. BHSA’s failure to implement measures that create a new market for these policies or to otherwise generate revenue from insurance will have a material adverse effect on its financial condition and results of operations.

BHSA faces potential material litigation

As of June 30, 2004, approximately 3,642 borrowers of written-down pre-1991 loans had instituted legal proceedings against BHSA challenging the compliance of the write-down with the provisions of the Privatization Law, claiming that the write-downs had been insufficient. The affected loans had an aggregate outstanding balance as of such date of approximately Ps. 81.1 million. If BHSA loses this litigation or settles the claims, or if more borrowers bring similar claims against BHSA, it may need to effect substantial write downs of the affected loans. The majority of the remaining borrowers have obtained a preliminary injunction requiring BHSA to charge a lower service of capital and interest with respect to the amount previously determined by it. We cannot assure you that additional borrowers will not bring similar lawsuits or as to the outcome of the pending lawsuits. If BHSA loses this litigation, or settles the claims, or if more borrowers bring similar claims against BHSA, it may need to write off significant amounts that it had previously capitalized. Any one or more of these events may materially and adversely affect its business, financial condition or results of operations.

In May 2003, an Argentine court entered a judgment directing BHSA to pay an amount that, at the date of the judgment, was approximately Ps. 40 million in connection with a proceeding initiated by a private developer who received financing for construction of certain projects. The developer alleged that

BHSA breached certain of the original conditions of the financing contract and the operating framework of such financing, including failure to make available agreed loan financings. BHSA currently faces other similar claims by other private developers or construction companies that involve an additional amount of approximately Ps. 421 million in the aggregate. Although BHSA has appealed the May 2003 judgment, the possible confirmation of the judgment and/or eventual extension of the ruling to other proceedings could materially adversely impact its financial condition and results of operations.

In addition, the Argentine social security administration has filed a suit seeking summary judgment against BHSA alleging that it owes Ps. 335 million in additional contributions to the pension plan that were not made by its predecessor, Banco Hipotecario Nacional. Although the privatization law under which BHSA was privatized clearly precludes it being liable for these payments and establishes that this obligation is the exclusive responsibility of the Argentine government, a court may nonetheless entertain this suit and rule against BHSA which could have a material adverse effect on its financial condition and results of operations.

Uncertainties affecting BHSA’s business could negatively affect the value of our investment.

The auditors’ report on our Consolidated Financial Statements includes an explanatory paragraph describing that the quality of BHSA’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. The political and economic crisis of late 2001 and early 2002 and the Argentine government’s actions to address such crisis have had a significant adverse effect on BHSA´s business activity. Currently, BHSA is significantly dependent on the Argentine Government’s ability to perform on its obligations to BHSA and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to approve and deliver government securities under various laws and regulations. As of June 30, 2004, our investment in BHSA accounted for approximately 7% of our total consolidated assets. The future outcome of the uncertainties described above could have an adverse effect on the valuation of our investment in BHSA.

We are dependent on our senior manager and chairman Eduardo Elsztain.

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

APSA’s use of financial instruments for hedging may result in material losses.

APSA uses various financial instruments to reduce its financing cost associated with its borrowings. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures.

Nevertheless, APSA’s hedging strategies may prove ineffective to address the effects of interest rate or foreign currency exchange movements on its financial condition. APSA has experienced net hedging losses in the past, and could experience such losses in the future to the extent that interest rates or foreign exchange rates shift in excess of the risk covered by hedging arrangements. In entering into interest rate and foreign currency contracts, APSA bears the credit risk of counterparties being unable to meet the terms of their contracts, and APSA may be unable to recover damages from any such defaulting counter party through legal enforcement actions due to laws affording bankruptcy or similar protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, APSA entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, APSA agreed to pay US$ 69.1 million on March 30, 2005 and receive Ps. 69.1 million on such date. As collateral for its payment obligations under the modified agreement, APSA was required to make a deposit of US$ 50 million with the counterparty. APSA is not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. Dollar. Thus, a continued devaluation of the Peso against the US Dollar and/or an increase in interest rates would increase its loss which could be material.

As of June 30, 2004, APSA was not using any other derivatives.

Risks Related to the Global Depositary Shares and the Shares

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There may be less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires (“BCBA”) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce in all respects, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a Passive Foreign Investment Company for United States federal income tax purposes, United States Holders of our securities would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a Passive Foreign Investment Company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2004, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, United States Holders of our shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or GDSs at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

ITEM 4.	Information on the Company

A. History and Development of the Company

General Information

Our legal name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943 under Argentine law as a sociedad anónima (stock corporation), and we were registered with the Inspección General de Justicia (Public Registry of Commerce of the City of Buenos Aires) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our shares are listed and traded on the BCBA and global depositary shares representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54 (11) 4323-7400, and our website is www.irsa.com. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is P.O. Box 11258 Church Street Station, New York, New York 10286, and whose telephone is 001-610-312-5315.

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

Since 1996, through our subsidiary APSA, we expanded our real estate activities into the shopping center segment. As of June, 30, 2004, we had a controlling interest in a portfolio of seven shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Nuevo Noa Shopping, Abasto and Patio Bullrich and a minority interest in Mendoza Plaza Shopping. Since 1996, we also entered into the residential real estate market through the development and construction of multi-tower apartment complexes in the City of Buenos Aires and through the development of private residential communities in greater Buenos Aires.

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche and the Inter-Continental Hotel in the City of Buenos Aires. In 1998, we also acquired the Sheraton Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest to an affiliate of Sheraton Hotels.

In December 2000, we sold to Consultoria Inmobiliaria Velutini y Asociados all of our interest in Venezuela Invest Ltd. and Fondo de Valores Inmobiliarios (“FVI”), companies through which we held our interests in Venezuela, for total consideration of US$ 67.0 million. On February 28, 2002, we sold all of our interest in Brazil Realty for US$ 44.2 million.

From December 2000 to June 30, 2004, Cresud acquired approximately 25.42% of our outstanding shares in exchange for Ps. 162.9 million.

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

As of November 30, 2004, certain holders of our Convertible Notes exercised their conversion rights for a total of 13,468,670 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 24,713,137 with a face value of Ps. 1.0 each.

The number of Convertible Notes currently outstanding amounts to US$ 86,531,330, the number of warrants currently outstanding amounts to 87,734,038, while the number of our outstanding shares is 259,218,751.

During fiscal year 2004, we increased our stake in BHSA. As of June 30, 2004, we owned 11.76% of BHSA and 5.22% of such ownership is through our subsidiary Ritelco S.A. As of June 30, 2004, IRSA and Ritelco S.A. valued their shares in BHSA at their proportional equity value. In contrast, as of June 30, 2003 they had been valued at their market value at year-end, deducting estimated sales costs.

On September 29, 2004, we entered into an agreement for the purchase of 49.9% of the capital stock of Pérez Cuesta S.A.C.I., a company mainly engaged in the operation of Mendoza Plaza Shopping. The transaction was consummated on December 2, 2004, after APSA obtained approval from the Antitrust Authorities. As a result, APSA currently owns a 68.8% interest in this shopping center.

On November 9, 2004 APSA opened Alto Rosario Shopping, with 99% of the units already leased. The first stage required an investment of approximately Ps. 55 million, that was fully financed with our cash flow from operations.

On November 30, 2004, we purchased from GSEM/AP Holdings LP (“GSEM/AP”), a wholly owned subsidiary of Goldman Sachs, 3,061,450 Convertible Notes and 1,114,520 American Depositary Shares (“ADS”) of APSA. We paid U$S 15.3 million for such securities. We then agreed to transfer to Parque Arauco, owner as of June 30, 2004 of a 27.78% interest in APSA, 1,004,866 Convertible Notes and 365,821 ADS of APSA pursuant to a prior agreement for a price of U$S 5.0 million (32.8% of the acquisition by IRSA from GS).

Capital Expenditures

During the fiscal year ended June 30, 2004 we made capital expenditures of Ps. 153.0 million. Our principal capital expenditure was the purchase of shares and options of BHSA for a total amount of Ps. 127.3. We also made investments in fixed assets of Ps. 25.1 million primarily in the construction of Rosario Shopping in APSA of Ps. 20.4 million and in improvement of Llao Llao Hotel of Ps. 3.3 million. We also invested Ps. 0.6 million in undeveloped parcels of land.

During the fiscal year ended June 30, 2003 we made capital expenditures of Ps. 42.7 million. We made investments in our subsidiaries and equity investees of Ps. 31.7 million primarily in APSA. We also made investments in fixed assets of Ps. 10.8 million among which we can highlight fixed assets belonging to the shopping center and hotel segment. In addition we made investments in undeveloped parcels of land of Ps. 0.2 million.

During the fiscal year ended June 30, 2002 we had capital expenditures of Ps. 50.1 million. We made investments in fixed assets of Ps. 25.1 million primarily to the acquisition of Edificios Costeros Dock IV in the office segment of Ps. 20.6 million and Ps. 3.1 in the Llao Llao Hotel. We also made investments in undeveloped parcels of land of Ps. 3.3 million primarily in Dique III of Ps. 2.5 million and in our subsidiaries and equity investees of Ps. 21.7 million.

We plan to use cash proceeds from the exercise of warrants to finance new projects and continue our expansion.

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

Overview of properties

As of June 30, 2004 we either directly or through our subsidiaries and joint ventures, owned significant interests in a portfolio of 53 properties in Argentina, located principally in Buenos Aires. The following table sets forth certain information concerning our operation and property portfolio.

Consolidated Operating Income

	Years ended June 30, (1)
	2004	2003 (As restated) (2)	2002 (As restated) (2)
	(in thousands of Pesos)
Offices and other non-shopping center rental properties	30,229	2,297	(24,656)
Shopping centers	63,493	14,093	(1,393)
Development and sale of properties	860	2,952	(33,832)
Hotels operations	10,138	6,176	(12,775)
International	—	—	34,594
Total	104,720	25,518	(38,062)

(1)	At June 30, 2004, 2003 and 2002 includes Ps. 64.3 million, Ps. 21.5 million and Ps. (46.8) million gain (loss) from operations and holdings of real estate assets, net distributed as follows: Offices and other non-shopping center rental properties Ps. 27.7 million, Ps. (1.9) million and Ps. (49.3) million, Shopping centers Ps. 26.9 million, Ps. 10.5 million and Ps. 0.0 million. Developments and Sales of properties Ps. 7.0 million, Ps. 12.9 million and Ps. (26.8) million and Hotels operations Ps. 2.7 million, Ps. 0.0 million and Ps. (6.6) million.

(2)	Under Argentine GAAP, we adopted RT No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” during the year ended June 30, 2004. As a result of such an adoption, we began consolidating Llao Llao Resorts S.A. (hotel operations). As required by Argentine GAAP, our prior year’s financial statements and related data were restated to reflect our investment in Llao Llao Resorts S.A. on a consolidated basis.

Consolidated Income by Geographic Area

	Total rentals/sales income for the fiscal years Ps./000 (1)
	2004	2003	2002
Offices and other non-shopping center rental properties
City of Buenos Aires	15,144	17,770	44,472

Shopping Centers
City of Buenos Aires	125,747	101,629	—
Province of Buenos Aires	14,734	10,038	—
Province of Salta	2,769	2,087	—

Development and sale of properties
City of Buenos Aires	11,894	23,140	39,206
Province of Buenos Aires	19,222	14,189	15,170
Province of Mendoza	—	9,912	—

Hotels operations
City of Buenos Aires	41,729	33,826	38,795
Province of Rio Negro	29,566	23,560	18,398
Province of Mendoza	—	344	—

Total City of Buenos Aires	194,514	176,365	122,473
Total Province of Buenos Aires	33,956	24,227	15,170
Total Province of Rio Negro	29,566	23,560	18,398
Total Province of Salta	2,769	2,087	—
Total Province of Mendoza	—	10,256	—

TOTAL	260,805	236,495	156,041

(1)	Corresponds to the company’s sales and rentals consolidated by the RT21 method which stablishes the consolidation line by line with the financial statements of its controlled companies, adjusted for inflation.

Offices and other non-shopping center rental properties

We are engaged in the acquisition, development and management of offices and other non-shopping center rental properties in Argentina. As of June 30, 2004, we, directly and indirectly, owned interests in 18 office and other non-shopping center rental properties in Argentina which comprised 121,446 square meters of gross leasable area. Of these properties, 13 were office properties which comprised 84,055 square meters of gross leasable area. For the fiscal year 2004, we had net revenues from office and other non-shopping center rental properties of Ps. 15.1 million.

All our office rental property in Argentina is located in the City of Buenos Aires. All of these properties are rented to various different premium tenants. For the year ended June 30, 2004 the average occupancy rate for all our properties in the Offices and other non-shopping center rental property segment was approximately 83%. Seven different tenants accounted for approximately 43% of our monthly office rental and 14% of our total income for the fiscal year 2004. Our seven main office rental tenant are: Grupo Total Austral, Grupo Danone, Cisco Systems Argentina S.A., Vintage Oil Argentina, Allende y Brea, CRM Movicom and Nextel Argentina S.A.

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

Leases. We lease our offices and other properties pursuant to contracts with terms of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three additional years at the tenant’s option. Contracts for the rental of property not located in shopping malls are generally stated in U.S. Dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties.

Offices and other non-shopping center rental properties

	Date of Acquisition	Leaseable area m2 (1)	Occupancy rate (2)	Monthly rental income Ps./000 (3)	Total rental income for the fiscal years Ps./000 (4)			Net Book Value Ps./000 (5)
					2004	2003	2002
Offices
Inter-Continental Plaza (6)	11/18/97	22,535	84%	417	4,108	5,648	12,749	65,152
Libertador 498	12/20/95	10,533	88%	247	2,524	2,359	5,212	42,679
Maipú 1300	09/28/95	10,325	92%	210	2,040	2,100	5,057	45,432
Laminar Plaza	03/25/99	6,521	95%	195	2,288	2,902	4,973	31,126
Madero 1020	12/21/95	1,359	16%	3	104	876	2,119	4,047
Reconquista 823/41	11/12/93	6,100	0%	—	—	—	2,326	17,733
Suipacha 652/64	11/22/91	11,453	45%	47	530	576	1,460	10,641
Edificios Costeros	03/20/97	6,389	98%	97	820	403	1,520	19,726
Costeros Dique IV	08/29/01	5,437	87%	96	744	695	1,924	20,123
Other (7)	—	3,403	100%	65	628	602	1,499	9,381

Subtotal	—	84,055	76%	1,377	13,786	16,161	38,839	266,040

Other rental properties
Commercial properties (8)	—	4,062	97%	14	153	191	2,354	1,951
Other properties (9)	—	33,329	100%	42	623	742	2,005	3,697

Subtotal	—	37,391	100%	56	776	933	4,359	5,648

Related expenses
Management fees	—	—	—	—	582	676	1,274	—

TOTAL OFFICES AND OTHERS (10)	—	121,446	83%	1,433	15,144	17,770	44,472	271,688

Notes:

(1)	Total leasable area for each property. Excludes common areas and parking.

(2)	Calculated dividing occupied square meters by leasable area.

(3)	Agreements in force as of 06/30/04 were calculated.

(4)	Total consolidated leases, according to RT 21 method which stablishes the consolidation line by line with the financial statements of its controlled companies.

(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation until 02/28/03, less allowance for impairment value, plus net recovery of the allowance for impairment, if corresponded.

(6)	Through Inversora Bolívar S.A. (IBSA)

(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our company). In fiscal year 2002, cumulative revenues also include the revenues from Puerto Madero Dock 5 (fully sold).

(8)	Includes the following properties: Constitución 1111 and Alsina 934/44 (through our company). In fiscal year 2002, cumulative revenues also include the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold).

(9)	Includes Thames, one unit in Alto Palermo Park (through Inversora Bolívar ). In fiscal years 2003 and 2002, cumulative revenues include the revenues from Alto Palermo Plaza (fully sold).

(10)	Corresponds to the “Offices and Other” business unit mentioned in Note 6 to the Consolidated Financial Statements.

The following table shows a schedule of the lease expirations of our office and other non-shopping center properties for leases outstanding as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2004	25	47,033	47	3,324,768	19
2005	18	12,493	12	3,025,201	18
2006	43	30,671	30	8,055,852	47
2007	17	6,569	7	1,753,649	10
2008	6	3,892	4	1,038,506	6

Total	109	100,658	100%	17,197,976	100%

The following table shows the average occupancy rate for our offices during the last three fiscal years ended June 30, 2004, 2003 and 2002.

	Fiscal year ended June 30 (1),
	2004	2003	2002
	(%)	(%)	(%)
Offices
Inter-Continental Plaza	84	73	83
Libertador 498	88	53	59
Maipú 1300	92	70	62
Laminar Plaza	95	90	95
Madero 1020	16	100	45
Suipacha 652/64	45	45	45
Reconquista 823/41	0	0	0
Edificios Costeros	98	63	27
Costeros Dique IV (2)	87	48	63
Others (3)	100	45	63

(1)	Calculated by dividing square meters leased under leases in effect as of June 30, 2004, 2003 and 2002 by the total gross leasable area of offices in the same periods.

(2)	Lease commenced during first quarter 2002.

(3)	Fiscal years 2004 and 2003 include the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 and Sarmiento 517.

The following table shows the average annual rent per square meter for our offices for the last three fiscal years ended June 30, 2004, 2003 and 2002.

	Fiscal year ended June 30 (1),
	2004	2003	2002
	(Ps./m2)	(Ps./m2)	(Ps./m2)
Offices
Inter-Continental Plaza	262	251	566
Libertador 498	323	224	467
Maipú 1300	235	203	490
Laminar Plaza	381	445	763
Madero 1020	281	350	419
Suipacha 652/64	104	50	127
Reconquista 823/41	—	—	381
Edificios Costeros	154	63	238
Costeros Dique IV (2)	226	128	354
Others (3)	307	169	338

(1)	Calculated dividing annual rents per gross leasable area of offices according to our interest in each building.

(2)	Leases commenced during first quarter 2002.

(3)	Fiscal years 2004 and 2003 includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 and Sarmiento 517.

Properties. Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Inter-Continental Plaza, City of Buenos Aires. Inter-Continental Plaza is a modern 24-story building located next to the Inter-Continental Hotel in the historic neighborhood of Monserrat in downtown city of Buenos Aires. We own the entire building which has floor plates averaging 900 square meters. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Vintage Oil Argentina Inc. Sucursal Argentina and Cresud.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower located at the intersection of Avenida 9 de Julio, Avenida del Libertador and Autopista Illia, three of the most important thoroughfares of the City of Buenos Aires, making it accessible from the north, west and south of the city. We own 17 floors with floor plates averaging 620 square meters. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include Voridiam Argentina S.R.L., MTV Networks Argentina S.R.L., Epson Argentina S.A., Cervecería y Maltería Quilmes, Yara Argentina S.A. and Farmanet S.A., Chrysler Argentina S.A. leases the billboard for an annual rent of Ps. 120,000 through June 30, 2004.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower located on the San Martín Plaza, a prime office zone, on Avenida del Libertador, a major north-south thoroughfare. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has floor plates measuring 440 square meters on most floors. The building’s principal tenants currently include Allende & Brea, Totalfinaelf Gas Transmission Argentina S.A., Carlson Wagonlint Travel Argentina S.A., and PPD Argentina S.A.

Laminar Plaza, City of Buenos Aires. Laminar Plaza is a 20-story office building located in Catalinas, the City of Buenos Aires’ most exclusive office district. The floor plates each measure 1,453 square meters, including common areas. We own 5 floors and 66 parking spaces. The main tenants, among others, are as follows: Cisco Systems, CRM Movicom, Chubb Argentina de Seguros S.A. and Bank Hapoalim B.M.

Madero 1020, City of Buenos Aires. Madero 1020 is a 25-story office tower located in the center of the Catalinas area, a prime office zone, with spectacular views of the Port of Buenos Aires, the Río de la Plata and downtown Buenos Aires. As of June 30, 2004 we owned 2 non-contiguous floors with the floor plates averaging 572 square meters and 8 parking spaces. As of November 30, 2004 one floor was sold.

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which consists of four basements, 52 parking spaces and 16 floors of office space. The building has floor plates averaging 540 square meters. Until May, 2002 the entire building was being leased to Aguas Argentinas who decided not to renew the contract at maturity. Since May 2002, the building has been available for rent.

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

Edificios Costeros, City of Buenos Aires. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,389 square. In September 1999 we completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are Leo Burnett Worldwide Invest. Inc., Martina Di Trento S.A., APSA’s subsidiary, Altocity.Com S.A., Red Alternativa S.A., Reckitt Benchiser Argentina S.A. and Citybrokers.

Costeros Dique IV, City of Buenos Aires. On August 29, 2001 we signed for the deed of sale of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6”. The property is located in Pierina Daelessi street No. 340, over the East Side of Dock 4 of Puerto Madero and has approximately 5,500 square meters of gross leasable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., London Suply S.A.C.I.F. and Petroenergy S.A.

Other office properties. We also have interests in three other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings. none of which contributed more than Ps. 0.63 million in annual rental income for fiscal year 2004. Among these properties are Madero 942, Libertador 602, Av. De Mayo 595/599 and Sarmiento 517.

Retail and other properties. Our portfolio of rental properties includes four rental properties that are leased as street retail, a warehouse and various other uses. Most of these properties are located in the city of Buenos Aires. These properties include Constitución 1111, Alsina 934, Thames and Alto Palermo Park.

Shopping centers

We are also engaged in purchasing, developing and managing shopping centers, through our subsidiary APSA. As of June 30, 2004, APSA operated and owned majority interests in seven shopping centers, five of which are located in the city of Buenos Aires, one shopping center is located in the greater Buenos Aires area and another in the city of Salta. As of such date, APSA also owned indirectly an 18.9% non-controlling interest in Mendoza Plaza, a shopping center located in the city of Mendoza. In addition to purchasing, developing and managing shopping centers, APSA owns an 80% interest in Tarshop S.A. (“Tarshop”), a limited purpose credit card company which originates credit card accounts to promote the sales of APSA’s tenants and other selected retailers.

On September 29, 2004, APSA entered into an agreement for the purchase of 49.9% of the capital stock of Perez Cuesta S.A.C.I., a company mainly engaged in the operation of the Mendoza Plaza Shopping Center. The transaction was consummated on December 2, 2004, after APSA obtained approval from the Antitrust Authorities. As a result, APSA currently owns a 68.8% interest in this shopping center.

On November 9, 2004 APSA opened Alto Rosario Shopping, with 99% of the units already leased. The first stage required an investment of approximately Ps.55 million, that was fully financed with our cash flow from operations.

APSA’s shopping centers comprise a total of 143,693 square meters of gross leasable area excluding certain space occupied by hypermarkets which are not APSA’s tenants. This area accounts for approximately 60% of the gross leasable area of Ciudad de Buenos Aires and 30% of the gross leasable area in Argentina. For the year ended June 30, 2004, the average occupancy rate of the shopping center portfolio was approximately 98.3%. For the fiscal year 2004, our revenues from shopping centers and Tarjeta Shopping were Ps. 143.3 million.

Management and administration. As a result of the acquisition of several shopping centers and of the corporate reorganization of APSA, we were able to reduce expenses by centralizing management of the shopping centers in APSA. All of our shopping centers are owned through APSA, and all of them, including Mendoza Plaza, as of December 2, 2004, are managed by APSA. As manager, APSA is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

As of June 30, 2004 we owned 53.81% of APSA. As of June 30, 2004, 27.8% of APSA’s shares were held by Parque Arauco S.A., and 6.1% by GSEM/AP. The remaining shares are held by the public and traded on the BCBA and on the Nasdaq Stock Market in the form of American Depositary Shares (NASDAQ symbol: APSA).

Leases. Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Lease agreements are generally denominated in argentine pesos with the exception of some renewals and new lease contracts signed during this fiscal year which are subject to rent escalation clauses.

Tenants are generally charged a rent which consists of the higher of (i) a base rent and (ii) a percentage rent which generally ranges between 4% and 8% of tenant’s sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Tenants are also required to pay for the direct expenses of their units, such as electricity, water, telephone and air conditioning, as well as their proportion of the common area expenses. In addition, tenants pay approximately between 12% and 15% of their base rent into a common promotion fund. In the cases where APSA acts as manager, APSA receives an administration fee.

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

The following table shows certain information concerning our shopping centers (excluding Mendoza Plaza):

Shopping center properties

	Date of Acquisition	Leaseable Area m2 (1)	Occupancy rate (2)	Total rental income for the fiscal years Ps./000 (3)			Net Book Value Ps./000(4)
				2004	2003	2002
Shopping Centers (5)
Alto Palermo	11/18/97	17,900	100%	28,341	24,596	37,655	229,117
Abasto	07/17/94	39,325	99%	26,478	20,531	34,601	210,696
Alto Avellaneda	11/18/97	27,451	99%	14,734	10,038	23,871	107,333
Paseo Alcorta	06/06/97	14,829	99%	15,434	12,216	18,528	69,003
Patio Bullrich	10/01/98	10,882	100%	12,744	10,610	14,339	121,678
Alto Noa	03/29/95	18,818	97%	2,769	2,087	4,450	29,589
Buenos Aires Design	11/18/97	14,488	98%	5,936	3,801	7,605	23,381
Fibesa and others (6)	—	—	—	6,780	4,940	5,074	—
Revenues Tarjeta Shopping	—	—	—	30,034	24,935	45,840	—

SUBTOTAL SHOPPING CENTERS	—	143,693	98%	143,250	113,754	191,963	790,797

Projects in progress (7)	—	20,000	N/A	N/A	N/A	N/A	53,295

TOTAL SHOPPING CENTER (8)	—	163,693	98%	143,250	113,754	191,963	844,092

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.

(2)	Calculated dividing occupied square meters by leaseable area.

(3)	Total consolidated rents, according to RT21 method, which establishes the consolidation line by line with the financial statements of its controlled companies, adjusted for inflation until 02/28/03.

(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.

(5)	Through Alto Palermo S.A. (APSA)

(6)	Includes revenues from Fibesa S.A. and Alto Research and Development S.A.

(7)	Corresponds to the Rosario Project. The completion date of the project is scheduled for the end of 2004 with an estimated leaseable area of 20,000 m2.

(8)	Corresponds to the “Shopping Centers” business unit mentioned in Note 6 to the Consolidated Financial Statements.

The following table shows a schedule of lease expirations for our shopping center properties in place (except for Mendoza Plaza) as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expiration as of June 30,	Number of Leases Expiring (2)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2005	345	44,114	30.70	23,103,562	37.40
2006	230	34,495	24.01	15,718,828	25.44
2007	212	28,554	19.87	15,585,319	25.23
2008	20	5,645	3.93	2,709,180	4.39
2009+	24	30,885	21.49	4,660,081	7.54

Total	831	143,693	100.00	61,776,970	100.00

(1)	Includes only the basic rental income amount. Does not give effect to our ownership interest.

(2)	Includes the vacant stores as of June 30, 2004. A lease may be associated with one or more stores.

The following table shows the average occupancy rate expressed as a percentage of the Gross Leasable Area for the fiscal years ended June 30, 2004, 2003 and 2002:

	Fiscal Years Ended June 30,
	2004	2003	2002
	%
Abasto de Buenos Aires	98.9	99.4	95.4
Alto Palermo Shopping	100.0	94.1	92.1
Alto Avellaneda	99.2	99.5	93.6
Paseo Alcorta	99.4	91.9	84.3
Patio Bullrich	99.6	91.7	91.1
Alto Noa	96.8	90.3	87.6
Buenos Aires Design	97.9	94.3	81.3
Mendoza Plaza Shopping	96.3	96.2	97.1

Total	98.3	95.8	92.4

The following table shows the annual average rental price per square meter:

	Fiscal Year Ended June 30, (1)
	2004	2003	2002
Abasto de Buenos Aires	591.29	435.90	738.36
Alto Palermo Shopping	1,455.72	1,151.26	1,658.90
Alto Avellaneda	515.94	352.07	860.45
Buenos Aires Design	339.99	195.83	614.72
Paseo Alcorta	1,022.50	799.21	1,216.01
Patio Bullrich	1,009.41	749.81	1,014.06
Alto Noa	140.75	107.72	235.76

(1)	Annual sales per gross leasable square meter reflect the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Properties. Set forth below is information regarding our principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 152-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the city of Buenos Aires. Alto Palermo Shopping is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown city of Buenos Aires and has nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 64,574 square meters that consists of 17,900 square meters of gross leasable area. The shopping center has a food court with 20 restaurants. Alto Palermo Shopping Center is spread out over four levels and has a 647 parking spaces. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps. 1,295 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Frávega, Librerías Yenny, Garbarino and Zara.

Alto Avellaneda, Avellaneda, Greater Buenos Aires area. Alto Avellaneda is a 156-store shopping center that opened in October 1995 and is located in the highly populated neighborhood known as Avellaneda, on the southern border of the city of Buenos Aires. Alto Avellaneda has a total constructed area of 97,655 square meters that includes 27,451 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 15-restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 573 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Dexter, Frávega, Bingo, Rodo and Garbarino.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 122-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the city of Buenos Aires, within a short drive from downtown City of Buenos Aires. Paseo Alcorta has a total constructed area of approximately 54,728 square meters that consists of 14,829 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 18-restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays proportional expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 950 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Rapsodia, Kartun, Las Pepas and Frávega.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 189-store shopping center located in the city of Buenos Aires. Abasto Shopping is directly accessible from the Carlos Gardel subway station and is located six blocks from the Once railway terminal and a few blocks from the highway to Ezeiza International Airport. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for city of Buenos Aires. The property was converted into a 115,905 square meter shopping center, with approximately 39,325 square meters of gross leasable area. Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto”, a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. Tenants in Abasto have generated estimated average monthly sales of Ps. 574 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Musimundo, McDonald’s, Zara, Rodo and Hoyts Cinemas.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is a 93-store shopping center located in Recoleta, a popular tourist zone in the city of Buenos Aires a short distance from the Caesar Park and Four Seasons hotels. Patio Bullrich has a total constructed area of 28,211square meters that consists of 10,882 square meters of gross leasable area. The four-story shopping center includes a 18-restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 212 spaces. Tenants in Patio Bullrich have generated estimated average monthly sales of Ps. 992 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Rapsodia, Casa López, Christian Dior, Cacharel Damas and Etiqueta Negra.

Alto Noa, Salta, Province of Salta. Alto Noa is a 94-store shopping center located in the city of Salta, the capital of the province of Salta. The shopping center consists of 41,700 square meters of total constructed area that consists of 18,818 square meters of gross leasable area and includes a 13-restaurant food court, a large entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants have generated estimated average monthly sales of Ps. 229 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include Frávega, Slots, Hoyts General Cinema, Repsol Y.P.F and Supermercado Norte.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design Center is a 59-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 51% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular cities in Buenos Aires for tourists. Buenos Aires Design has a total constructed area of 31,645 square meters that consists of 14,488 square meters of gross leasable area. The shopping center has 5 restaurants, is divided into two floors and has a 174-car parking lot. Tenants in this shopping have generated estimated average monthly sales of Ps. 348 per square meter for the fiscal year ended June 30, 2004. Principal tenants currently include OKKO, Barugel Azulay, Kalpakian, Hard Rock Café and Morph.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 144-store shopping center located in the City of Mendoza in the Province of Mendoza. It consists of 37,090 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,515 square meters, the Chilean department store Falabella, a food court, an entertainment center and a supermarket. Tenants in this shopping center have generated estimated average monthly sales of Ps. 353 per square meter for the fiscal year 2004.

Tarjeta Shopping. Tarjeta Shopping is a non banking credit card issued by Tarshop, which is a limited purpose credit card company engaged in credit card operations and is not affiliated to any bank. Tarshop originates credit card accounts to encourage customers to purchase goods and services from our shopping centers. Tarjeta Shopping is currently accepted at five shopping malls and an extensive network of supermarkets and stores.

As of June 30, 2004 Tarshop recorded total assets of approximately Ps. 40.6 million and a net worth of Ps. 6.9 million. During the year ended June 30, 2004, Tarshop’s total sales amounted to Ps. 30 million, representing approximately 21% of APSA’s sales for the period. For the same period it also recorded a net loss of Ps. 2.8 million. As of June 30, 2004, Tarshop had approximately Ps. 92.0 million in credit card accounts receivable, including the securitized portfolio, compared to Ps. 49.4 million at June 30, 2003.

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

In fiscal year 2004 net sales from the sales and developments sector fell to Ps. 31.1 million, compared to Ps. 47.2 million in fiscal 2003. The uncertainty generated in relation to the exchange rate and the low level of interest rates in the developed nations has encouraged the public to invest in secure assets such as real estate. In spite of the limited stock of property we had available for sale, given the interruption months earlier of the launch of new developments, the factors mentioned have benefited our sales in this sector, allowing us to complete the sale of several projects.

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

The following table shows certain information and gives an overview regarding our sales and development properties:

Development Properties

	Date of acquisition	Estimated/ Actual cost (Ps.000) (1)	Area destined for sales (m2) (2)	Total units or lots (3)	Percentage constructed	Percentage sold (4)	Accumulated sales (Ps. 000) (5)	Accumulated sales for fiscal year ended June 30 (6) (Ps. 000)			Book Value (7) (Ps. 000)
								2004 (Ps. 000)	2003 (Ps. 000)	2002 (Ps. 000)
Apartment Complexes
Torres Jardín	7/18/96	56,579	32,339	490	100%	98%	70.028	—	161	2,064	245
Torres de Abasto (8)	7/17/94	74,810	35,630	545	100%	100%	109,245	—	462	—	555
Torres de Rosario (15)	—	—	—	—	—	—	—	—	—	—	15,414
Palacio Alcorta	5/20/93	75,811	25,555	191	100%	100%	76,582	—	—	607	—
Concepción Arenal	12/20/96	15,069	6,913	70	100%	99%	11,626	9	100	363	33
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100%	100%	47,467	—	5,305	14,713	—
Other (10)		50,196	23,900	184	N/A	99%	57,325	349	3,989	2,756	13

Subtotal		308,421	134,825	1,552	N/A	N/A	372,273	358	10,017	20,503	16,260

Residential Communities
Abril/Baldovinos (11)	1/3/95	130,955	1,408,905	1,273	100%	94%	209,554	7,369	14,161	15,086	7,787
Villa Celina I, II y III	5/26/92	4,742	75,970	219	100%	99%	13,952	—	28	(52)	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100%	100%	9,505	23	—	136	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	233,011	7,392	14,189	15,170	7,830

Land Reserves
Dock 3 (12)	9/9/99	—	10,474	—	0%	0%	—	—	—	—	25,979
Puerto Retiro (9)	5/18/97	—	82,051	—	0%	0%	—	—	—	—	46,424
Caballito	11/3/97	—	20,968	—	0%	0%	—	—	—	—	19,898
Santa María del Plata	7/10/97	—	715,952	—	0%	0%	—	—	—	—	124,783
Pereiraola (11)	12/16/96	—	1,299,630	—	0%	0%	—	—	—	—	21,875
Dique 4 (ex Soc del Dique)	12/2/97	—	4,653	—	0%	50%	12,310	—	—	—	6,160
Benavídez	11/18/97	—	—	—		100%	11,830	11,830	—	—	—
Other (13)		—	3,527,493	—	0%	—	—	—	—	—	77,931

Subtotal			5,661,221		N/A	N/A	24,140	11,830	—	—	323,050

Other
Hotel Piscis	9/30/02	5,231	—	1	100%	100%	9,912	—	9,912	—	—
Santa Fe 1588	11/2/94	8,341	2,713	20	100%	100%	8,166	—	—	8,166	—
Rivadavia 2243/65	5/2/94	8,166	2,070	4	100%	100%	3,660	—	—	3,660	—
Libertador 498	12/20/95	7,452	2,191	3	100%	100%	5,931	—	2,313	3,618	—
Constitución 1159	6/16/94	2,314	2,430	1	100%	100%	1,988	—	1,988	—	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	12,928	4,774	5,626	—	—
Madero 940	8/31/94	2,867	772	1	100%	100%	1,649	—	1,649	—	—
Other Properties (14)		83,963	40,412	263	100%	91%	102,427	5,903	922	2,226	4,905

Subtotal		134,342	55,644	301	N/A	N/A	146,661	10,677	22,410	17,670	4,905
Subtotal		580,910	7,394,938	3,526	N/A	N/A	776,085	30,257	46,616	53,343	352,045

Management fees								859	625	1,033
TOTAL (16)		580,910	7,394,938	3,526	N/A	N/A	776,085	31,116	47,241	54,376	352,045

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.

(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.

(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02/28/03

(6)	Corresponds to the company’s sales consolidated by the RT21 method adjusted for inflation until 02/28/03. Excludes turnover tax deduction.

(7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio at June 30, 2004, adjusted for inflation at 02/28/03, less allowance for impairment in value, plus recovery of allowances if corresponded.

(8)	Through APSA.

(9)	Through Inversora Bolívar S.A.

(10)	Includes the following properties:, Dorrego 1916 through IRSA, República de la India 2785 (fully sold), Arcos 2343, Fco. Lacroze 1732 (fully sold), Yerbal 855, Pampa 2966 and J.M. Moreno 285 (fully sold) through Baldovinos and Alto Palermo Plaza (fully sold) through Inversora Bolívar.(IBSA)

(11)	Directly through IRSA and indirectly through IBSA.

(12)	Through Bs. As. Trade & Finance S.A.

(13)	Includes the following land reserves: Torre Jardín IV, Constitución 1159, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through IBSA) and Terrenos Alcorta, Neuquén, Caballito, and the Coto project (through APSA).

(14)	Includes the following properties: Dique II, Jerónimo Salguero 3133, Sarmiento 517 (through IRSA), Montevideo 1975 (Rosario), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768 and Serrano 250 (fully sold through IRSA).

(15)	Through Alto Palermo S.A.

(16)	Corresponds to the “Sales and Developments” business unit mentioned in Note 6 to the Consolidated Financial Statements.

Apartment complexes and loft buildings

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

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, five minutes from Abasto Shopping. The project originally included four 23-story towers directed towards the middle-income market, however, we decided not to construct Torres Jardín IV. Torres Jardín I, II and III have been completed and consist of 490 one, two and three bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2004 there is only one apartment and 37 parking spaces for sale.

Torres de Abasto, City of Buenos Aires. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through APSA and is located one block from Abasto Shopping. The project consists of three 28-story buildings and one 10-story building directed towards the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security project also includes four retail stores on the ground floor of one of the buildings and 310 underground parking spaces. As of June 30, 2004 100% of the complex was sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft residential property that we converted from a former Chrysler factory located in the residential neighborhood of Palermo Chico, one of the most exclusive areas of the city of Buenos Aires, which is a ten minute drive from downtown. The loft area ranges from 60 to 271 square meters. This project is directed towards the upper-income market and it is 100% sold. Palacio Alcorta also has two big retail units and 165 parking spaces.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000is a 70-loft residential property located in north-central city of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are directed towards the middle-income market.

Alto Palermo Park, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks away from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in the building are targeted towards the upper-income market. The building is also located next to its twin, Alto Palermo Plaza. The buildings are comprised of 3 and 4-room apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto

Palermo Plaza and each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired from Pérez Companc S.A. As of June 30, 2004 100% of Alto Palermo Plaza was sold.

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

An important factor in the trend towards living in suburban areas has been the improvements and additions to the highways Autopista Panamericana, Avenida General Paz and Acceso Oeste highways which significantly reduce traveling time, encouraging a large number of families to move to the new residential neighborhoods. Furthermore, the improvement in public train, subway and bus transportation since their privatization also provides another factor that influences the trend to adopt this lifestyle.

As of June 30, 2004, our residential communities for the construction of single-family homes for sale in Argentina had a total of 83,211 square meters of gross salable area in the Abril residential community located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is one of our private residential communities. It is a 312-hectare property located near the city of Hudson, approximately 34 kilometers south of the City Buenos Aires, developed into a private residential community for the construction of single family homes directed towards the upper-middle-income market. The property includes 20 neighborhoods subdivided into 1,273 lots consisting of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities, a trilingual school, horse stables and sports centers and the construction of the shopping center was concluded in 1999.

The neighborhoods have been completed and as of June 30, 2004, 94% of the property was sold, 89 homes were under construction and approximately 566 homes were completed.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-lot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina, on the southeastern edge of the city of Buenos Aires, a short distance from the intersection of the Ricchieri highway and the Avenida General Paz beltway. We have been developing this property in several stages since 1994. The first three stages represent 219 lots, each measuring 347 square meters on average and the two last stages represent 181 lots. As of June 30, 2004 100% of the residential community was sold.

Undeveloped reserves of land

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth, As of June 30, 2004, our land reserve totaled 18 properties consisting of approximately 566 hectares (includingNeuquen and Caballito, the ones owned by APSA).

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

On August 16, 2002, we signed an agreement with RAGHSA for the redistribution of the plot “5M”. As a result of the redistribution, we own 100% of the capital stock of BAT&FCSA, and have transferred our 50% ownership in ARSA and BARSA, respectively for the benefit of RAGHSA. This agreement has also provided the division and redistribution of the debt held with Corporación Antiguo Puerto Madero S.A. (CAPM), the adjustment of the remaining commitments and obligations also assumed with CAPM and the exchange of the shares issued by the mentioned companies owning the plots making up the 5M site, ARSA, BARSA and BAT&FCSA, respectively.

On November 2004, we signed an exchange deed, for one of the three parcels in which our plot is divided whereby Desarrollos y Proyectos Sociedad Anónima (DYPSA) agreed to pay US$ 8,030,000 through the exchange of 28.5% of the total meters to be constructed.

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

Santa María del Plata. Santa María del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to the city of Buenos Aires nature reserve. The development will be targeted at the high-income market and will include different residential projects, taking advantage of the river and related nautical activities. Approval has been granted for the construction of 715,952 square meters. As of December 2004, all the steps required for final approval have been completed. The authorization for the development of the project is awaiting execution by the chief of government of the City of Buenos Aires.

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

Caballito, Ferro Project. It is a property of approximately 25,539 square meters in the Buenos Aires city neighborhood of Caballito that APSA purchased in October 1998. This land could be used to build a shopping center like Alto Palermo including a hypermarket. APSA is currently making the final changes to the commercial project, APSA has not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land and cannot at this stage guarantee that this will be granted.

Alcorta Plaza. This land is located in the neighborhood of Palermo Chico in the city of Buenos Aires. We are working on the commercial project that may involve an office building and/or apartment block.

Cruceros, Dock 2. This is a unique project in Puerto Madero. This residential block of 6,400 square meters will be built alongside the “Edificios Costeros” office buildings. It is aimed at the upper-income segment and most condominium areas have spectacular views of the river. On December 2003 an exchange deed was signed whereby Residencial Dique S.A. agreed to pay US$ 2,000,000 through the exchange of 40% of the total meters to be constructed. The project is at an advanced stage, and sales are expected to start in the next months.

San Martin de Tours. In March 2003 we purchased a plot located in San Martin de Tours Street in the Barrio Parque district, the most exclusive residential zone in the city of Buenos Aires. With the signature of the sales contract, a prepayment of US$ 80,000 was made and at the time of the transfer of the title deed in June 2003, US$ 230,000 were paid. At that time, a mortgage was set up in favor of Providence for US$ 750,000 as a guarantee of 25% of the functional units that IRSA must hand over when the building is completed.

We are building a high-quality “house-type” residence complex unlike other property available aimed at the high-income segment.

Province of Buenos Aires

Pereiraola, Hudson. We own an 83% interest in Pereiraola S.A., a company, whose principal asset is a 130 hectare undeveloped property adjacent to Abril. We intend to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project.

Benavídez, Tigre. Benavídez is a 98,9 hectare undeveloped land reserve property located in Tigre, 35 kilometers to the north of downtown of the city of Buenos Aires. On May 21 the title deed was executed through which DEESA undertook to pay Inversora Bolívar S.A. US$ 3,980,000, of which US$ 979,537 were paid during the current quarter and the balance of US$ 3,000,463 will be settled with the barter of 110 residential plots that have already been chosen and established in the purchase option contract for Benavidez, included in the contract dated December 3, 2003. On that occasion, DEESA set up a senior mortgage in favor of Inversora Bolívar S.A. on the property in the amount of US$ 3,000,463, in guarantee of compliance of the transaction and handed Inversora Bolívar S.A. US$ 500,000 in guarantee deposit and surety of compliance with each and every obligation assumed. This amount will not accrue interest for DEESA and will be returned as follows: 50% of the balance with the certification of 50% completion, and the remaining 50% with the certification of 90% of completion. We will begin to sell the 110 residential plots during the first months of 2005.

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

Other provinces

Alto Rosario, city of Rosario. On August 25, 1998, together with Coto Centro Integral de Comercialización S.A. (“Coto”), our subsidiary, APSA acquired a 213,372 square meter development property located in the City of Rosario, the third largest city in Argentina in terms of population, in a public auction conducted by the Ente Nacional de Administración de Bienes Ferroviarios (“ENABIEF”), an Argentine government entity within the Ministry of Infrastructure and Housing, dedicated to the administration of national government properties (subsequently ENABIEF changed its name to Organismo Nacional de Administración de Bienes del Estado -”ONABE”-). APSA paid US$ 17.5 million (net of closing costs) for a 66.67% ownership interest in the property.

On December 17, 1999, APSA obtained exclusive title to a portion of this property. APSA owns 56% of the land and Coto owns the remaining 44%.

The proposed project is composed of two parts. The first part involves the construction of a shopping center. The second part involves the construction of a residential complex center on approximately 50,000 square meters.

In December 2003, construction began on Alto Rosario Shopping located in the city of Rosario, the eighth shopping center managed by the Company. In early 2004, in view of the substantial increase in the demand for stores, APSA decided to extend this project. As a result, the shopping center that initially held 20,000 square meters of leaseable area will now hold 29,300 square meters.

As of June 30, 2004, 73.2% of the 138 stores were leased.

The shopping center opened on November 9, 2004, with 99.1% of the units already leased. The first part of the project involves three stages. The first stage was the construction of the mall, which opened on November 9, 2004, with 123 retail stores, 40 stands and 14 fast food stores, restaurants and cafes, totaling 19,297 square meters of gross leasable area with a 99.1% occupancy rate. The second stage involved the opening of the Coto hypermarket, which opened on December 9, 2004, and the third stage includes the extension of the mall and the opening of Showcase cinemas (with 3,400 seats and 14 state-of-the-art movie screens) and the Museo de Los Niños children attraction, during the first quarter of 2005.

The shopping center will provide top-quality entertainment areas and services.

Including the expansion, the project will require an investment of approximately Ps. 67.5 million (excluding the amount paid for the purchase of the land).

Increased investment in this project is already having a positive economic impact. It is estimated that 4,000 job positions will be generated by this project, and the community is already noticing an urban revaluation of the area. Investments have been made in roadworks and repair of facades, and the Company has made donations to improve parks near its premises.

Neuquén Project, Province of Neuquén. On July 6, 1999 we purchased through our subsidiary APSA a 94.6% interest in Shopping Neuquén S.A. (“Shopping Neuquén” or “the company”) for Ps. 4.2 million. On September 1, 1999 payment was made of Ps. 0.9 million, and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or when the shopping mall it was planned to build on the property owned by Shopping Neuquén was inaugurated, whichever took place first. To date, this payment has not been made.

Shopping Neuquén’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 100 stores, a hypermarket, a multiplex movie theater, a service station and a luxury hotel.

Legal issues with former shareholders of Shopping Neuquén

In 2002 the sellers had initiated a mediation process which is a mandatory non-judicial process prior to filing a suit to collect the payment. The result of the mediation was negative, the parties did not reach an agreement.

Furthermore, on August 15, 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against us, claiming collection of a price balance plus interest and legal costs. In September 2003, we answered the complaint and filed a counterclaim for the contract readjustment based on the economic and social emergency situation. In November 2003 the old shareholders of Shopping Neuquén answered to counterclaim alleging that the payment was overdue before the economic and social emergency situation. For that reason they allege that we cannot plead readjustment of the contract. On May 11, 2004, the judicial procedure entered into trial stage.

Although we hope for a favorable resolution to the judicial proceeding, and we still are negotiating a new arrangement with the old shareholders, we cannot assure a favorable result to us.

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

The extension has to be approved by the City Counsel of the City of Neuquén which is the municipal legislative body. On December 20, 2002, the Municipality of Neuquén rejected our request for a readjustment of the terms and the transfer of the plots, and declared the expiration of ordinance 5178/91, annulling the purchase contracts for the real estate that had been transferred to us previously.

In view of this situation, Shopping Neuquén requested the revocation of this administrative act, but this request was rejected by the Municipal Mayor on May 9, 2003 through decree 585/03.

Subsequently, in June 2003, Shopping Neuquén lodged a remedy before the Province of Neuquén Supreme Court, requesting the annulment of the above resolutions issued by the Mayor. At the date, the Neuquén Supreme Court has not yet issued a decision regarding our remedy.

If the extension is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment.

At June 30, 2004, the company was negotiating with the Municipality of Neuquén the terms of a framework agreement that would establish the conditions for a reactivation of the development and construction of the commercial undertaking. Such agreement would then be incorporated to a new Municipal Ordinance that would modify or annul the original ordinance.

Although we hope for a favorable resolution to the remedy filed, and we still are negotiating a new arrangement with the Neuquén Municipality, we cannot assure a favorable result to us.

We are involved in other litigation from time to time in the ordinary course of business, but we believe that the litigation in which we are currently involved is not likely to be material to our financial condition or result of operations.

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

The following chart shows certain information regarding our luxury hotels:

Hotel properties

Hotel	Date of acquisition	Number of Rooms	Average occupancy% (1)	Avg. price per room Ps.(2)	Accumulated sales as of June 30, of fiscal years (Ps.000) (3)			Book value as of June 30, 2004 (Ps. 000)
					2004	2003	2002
Inter-Continental	11/97	312	64.3%	219	26,079	22,297	23,558	57,447
Sheraton Libertador	03/98	200	70.1%	200	15,650	11,529	15,237	37,795
Llao Llao	06/97	158	71.0%	460	29,566	23,560	18,398	30,827
Hotel Piscis (4)	09/02	—	—	—	—	344	—	—

Total HOTELS (5)		670	67.6%	270	71,295	57,730	57,193	126,069

Notes:

(1)	Accumulated average in the twelve-month period.

(2)	Accumulated average in the twelve-month period.

(3)	Corresponds to our total sales consolidated by the R21 method adjusted by inflation until 02/28/03.

(4)	The Piscis Hotel was sold on March 19, 2003. See table “Sales and Developments”.

(5)	Corresponds to the “Hotels” business unit mentioned in Note 6 to the consolidated financial statement.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. Hotel Llao Llao is located on the Llao Llao península, 25 kilometers from the City of San Carlos de Bariloche, and is one of the most important tourist hotels in Argentina, Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993. The building has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of “The Leading Hotels of the World” and is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear, a luxury hotel located in the Recoleta neighborhood of the City of Buenos Aires.

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

Hotel Sheraton Libertador, City of Buenos Aires. Hotel Sheraton Libertador is located in downtown City of Buenos Aires at the corner of the streets Córdoba and Maipú, one block from Galerías Pacífico. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4,7 million to Hoteles Sheraton de Argentina. The hotel is managed by Sheraton Overseas Management Corporation, a United States corporation.

Hotel Piscis and Valle de Las Leñas. On March 18, 2003, we sold Hotel Piscis and 31% of the shares and convertible negotiable bonds of Valle de Las Leñas S.A., which we had purchased eight months earlier. Valle de Las Leñas is the operator of a leading Argentine ski resort and Hotel Piscis is a five-star hotel located in this resort. The stock was sold for US$ 6.5 million and the hotel was sold for US$ 3.2 million. This transaction represented in fiscal year 2003, a profit of US$ 5.9 million.

Investments in Banco Hipotecario S.A.

We have a significant investment in BHSA which represents 7.2% of our consolidated assets as of June 30, 2004. Established in 1886 by the Argentine government, BHSA has historically been the leading mortgage lender in Argentina, largest mortgage servicer and Argentina’s largest provider of mortgage-related insurance. Substantially all of BHSA’s operations, property and customers are located in Argentina.

In 1996, the Argentine government announced its intention to privatize BHSA and, pursuant to the Privatization Law, converted its predecessor, Banco Hipotecario Nacional, to Banco Hipotecario S.A., a corporation (sociedad anónima), effective September 28, 1997.

BHSA has historically engaged in three principal business activities:

(1)	lending to individuals and developers for the purchase, construction and improvement of housing units;

(2)	underwriting credit life, property damage and unemployment insurance related to its mortgage lending activities; and

(3)	servicing its own and third-party mortgage loan portfolios.

It has a nationwide network of 25 branches and 3 sales offices, and in the past it had also, to a lesser extent, distributed its products through a network of approximately 24 commercial banks which generally did not develop their own mortgage operations.

The Economic Crisis and its Adverse Effect on the Bank’s Business

The Argentine economy has experienced a persistent recession since the end of 1998. In December 2001, the recession deepened into an unprecedented political and economic crisis, which disrupted Argentina’s financial system and effectively paralyzed its economy. In response to the crisis, the Argentine government has undertaken numerous and far-reaching initiatives that have changed and continue to change the macroeconomic and regulatory environment for doing business in Argentina, generally, and for the financial sector in particular. The crisis and the recent governmental measures adopted to countermand its effects have materially and adversely affected BHSA’s liquidity, financial condition, results of operations and business prospects.

The Argentine financial system as a whole has been harmed by the current crisis, and the following governmental measures have had an adverse effect on BHSA in particular:

•	Asymmetric “Pesification” of Our Assets and Liabilities. All of its mortgage loans denominated in foreign currency were converted to pesos at a one-to-one exchange rate (which was substantially less than the market value of the peso), but substantially all of its liabilities remained denominated in foreign currencies. The resulting mismatch of its assets and liabilities has significantly contributed to BHSA’s inability to generate sufficient revenue to comply with payment obligations on its outstanding debt obligations and has had a significant adverse impact on its ability to operate as a going concern.

•	Inadequate Adjustment of its Loans for Inflation. Notwithstanding the devaluation of the peso and the significant inflation in Argentina, BHSA was not permitted to make any inflation adjustment to approximately 60% of our mortgage loans. Moreover, it was permitted to adjust an additional 30% of its loans only pursuant to a wage-based inflation index (CVS) which during 2002 was significantly less than inflation as measured by the domestic wholesale price index, or WPI. Lastly, approximately 10% of its loan portfolio was adjusted by the CER, which in 2002 was substantially lower than the WPI. As a result, during 2002 BHSA’s mortgage loan portfolio and related revenues suffered, and may continue to suffer, a very significant erosion in value.

•	Cap on its Interest Rates. Pursuant to decree 1242/02 issued by the Argentine government, the interest rates on BHSA’s pesified mortgage loans that were adjusted for inflation have been capped at (i) between 3.5% to 5% for mortgage loans to individuals indexed by CER and (ii) 12.3% for mortgage loans to individuals indexed by the CVS. As a result, during 2002 its interest income was substantially less than its interest expense.

•	Impairment of Our Ability to Foreclose. Like other mortgage lenders, BHSA depends on the right to foreclose on properties which have been mortgaged to secure its loans. However, BHSA’s ability to foreclose on mortgaged properties was suspended by the Argentine government effective February 2002, and this suspension has been effectively extended several times until November 14, 2002. On February 4, 2003, the Executive Branch enacted Decree 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law 25,737 which suspends foreclosures for an additional period of 90 days. In September 2003, BHSA, together with other financial institutions voluntarily agreed not to foreclose on its mortgage loans until a new law proposed by the government that would extend credit to mortgage to the debtors is approved by Congress. As a result, BHSA’s ability to recover on its non-performing loans has been, and continues to be, materially impaired.

•	Reschedule of the mortgage debts. On November 5, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule the mortgage debts financed by a Trust (paid by the Argentine Government) which will buy the portfolio mortgage debts and reschedule the maturity dates. The financial institutions were given until June 22, 2004 to accept this mortgage reschedule system. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included different conditions for the incorporation to this system of the mortgage loans that were in judicial or private execution proceedings.

As a result of the foregoing, BHSA began experiencing a severe liquidity crisis. Due to the unavailability of financing from any source, in December 2001 BHSA ceased originating any new mortgage loans, and on August 16, 2002 it suspended payment on all of its debt obligations. BHSA began focusing on maximizing collections from its existing loan portfolio which is a self-liquidating asset.

BHSA’s restructuring plan: The Exchange Offers

In December 8, 2003, as part of an ambitious plan to restructure a substantial portion of its financial debt, BHSA launched an offer to exchange its existing notes for U.S. Dollar-denominated long-term notes, Euro-denominated long-term notes, guaranteed notes and cash.

The following results illustrate the successful completion of the exchange offers which concluded BHSA’s voluntary debt restructuring process that commenced in August 2002:

•	The final aggregate principal amount of existing notes validly tendered was US$906 million (including the Dollar equivalent of euro-denominated Existing Notes), which represented approximately 93% of the aggregate principal amount of existing notes outstanding. Of the final amounts validly tendered, approximately 77% (US$701 million) elected to receive long-term notes, approximately 7% (US$57 million) elected to receive cash and approximately 16% (US$148 million) elected to receive guaranteed notes, in each case, including the Dollar equivalent of euro-denominated existing notes.

•	Of the US$302.4 million aggregate principal amount of existing bank indebtedness outstanding as of December 29, 2003 (including the Dollar equivalent of peso-denominated bank debt), 100% participated in the concurrent restructuring of BHSA’s existing debt. Of the amount that participated, approximately 20% (US$60 million) elected to receive long-term loans, approximately 10% (US$31 million) elected to receive cash and approximately 70% (US$211 million) elected to receive guaranteed loans.

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

On November 7, 2001, we sold our ownership in Latin American Econetworks for US$ 5.2 million.

IRSA Telecomunicaciones N.V.

In the fourth quarter of fiscal year 2000, we had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa, a provider of satellite capacity to internet service providers, and Alternativa Gratis, an internet service provider (the “Companies”). At that date, the Companies were development stage companies with no significant operations. Between July 2000 and August 2000, we, together with Dolphin Fund Plc (formerly Quantum Dolphin Plc), increased our respective investments in the abovementioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) we formed IRSA Telecomunicaciones N,V, (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies and (ii) Dolphin Fund Plc (formerly Quantum Dolphin Plc), the previous majority shareholder of the Companies and us contributed our respective ownership interest in the Companies into ITNV in exchange for shares of common stock of ITNV. As a result of the reorganization, the Companies are now wholly owned subsidiaries of ITNV, Following the reorganization, we held a 49.36% interest in ITNV and Dolphin Fund Plc, held a 20.13% interest in ITNV.

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

Altocity.Com S.A.

Altocity.Com S.A. (“Altocity”) is a company engaged in delivering e-commerce services providing customers with the information necessary to make personalized online buying decisions and giving retailers the ability to reach a large customer base. Altocity is a wholly owned subsidiary of E-Commerce Latina S.A., (“E-Commerce Latina”), an Internet venture between APSA and Telefónica de Argentina S.A. (“Telefónica”), where each have a 50% interest. Previously, APSA’s partner in the venture was Telinver S.A. (“Telinver”), a wholly owned subsidiary of Telefónica, but on April 27, 2001 Telinver notified APSA that it had transferred its holdings in E-Commerce Latina to Telefónica.

Four years from its launch, Altocity offers an attractive integral product selection, with a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image.

During the fiscal year ended June 30, 2004, Altocity strengthened its corporate sales, increasing the number of new customers and invoicing amounts in this segment.

For the year ended June 30, 2004, Altocity net revenues totaled Ps. 1.7 million and had a net loss of Ps. 2.1 million. Approximately 98.5% of such revenues were derived from product sales and commissions earned and 1.5% represented fixed charges to retailers.

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

Telinver and APSA agreed to:

•	make capital contributions of up to US$ 5 million each, which were paid during April 2001 and,

•	make optional capital contributions to be approved by E-Commerce Latina’s Board of Directors of up to US$ 12.0 million to develop new lines of business, of which 75% is to be contributed by Telinver and 25% is to be contributed by APSA.

The shareholders agreement also sets forth the rights and obligations of each party over the operation of E-commerce Latina. The significant provisions of the shareholders agreement include:

•	the obligation of IRSA to remain as our controlling shareholder and of Grupo Telefónica to control Telinver or any successor;

•	the determination of the election of the members of the Board of Directors;

•	terms for notices of the shareholders meetings; and

•	certain restrictions on transfers of shares for the first two years, and thereafter reciprocal first refusal and “tag along” rights.

Currently, the website receives an average of 300,000 unique visitors per month, turning Altocity into one of the most visited sites in the country and the most visited site in concerning e-commerce. The company has more than 55,000 registered citizens (registered visitors who purchased and/or wish to receive information on news and special offers) who have made more than 52,000 transactions to date.

For fiscal year 2005 Altocity’s main objective is to focus on the following three areas:

•	Marketing of the portal, loyalty activities and new customers;

•	e-commerce services for shopping centers tenants; and

•	Barter and reward program.

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

Hotels

We own three five-star hotels in Argentina which are managed through strategic alliances by international operators such as Sheraton Overseas Management Corporation, Inter-Continental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A., which also manages the Hotel Alvear. The Hotel Llao Llao is unique for his landscape and beauty and is well known around the world. Our other two hotels, that is, Hotel Inter-Continental and Hotel Sheraton Libertador, are located in the city of Buenos Aires and concentrate the 24% of the total available rooms for this five-star hotel category. The following table shows the breakdown of five-star hotels in the city of Buenos Aires as of June 30, 2004:

Hotel	Number of rooms	Occupancy rate (2)	Revenue generation index (1)	Average daily rate in US$
Caesar	170	66%	1.31	127.75
Hilton	421	76%	1.46	106.06
Sheraton	742	55%	0.75	95.1
Marriot Plaza	325	68%	0.96	81.17
Intercontinental	312	64%	0.95	77.16
Sheraton Libertador	200	70%	0.97	72.76
Total/average	2170	65%	1.00	90.35

(1)	The revenue generation index is the relative participation of the Revpar (revenue per available room) of each hotel with respect to the average of the market.

(2)	Occupancy rate as of June 30, 2004.

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

The following table shows the breakdown of the main owners and operators of shopping centers in Argentina:

Companies	Location (1)	Gross Leasable Area	Stores	% of national gross leasable area (2)	Stores (2)
				(%)	(%)
APSA
Alto Avellaneda (5)	GBA	58,405	156	5.9	4.2
Abasto de Buenos Aires	CBA	39,325	189	3.9	5.1
Mendoza Plaza Shopping (3) (5)	Mendoza	37,090	144	3.7	3.9
Paseo Alcorta (5)	CBA	53,479	122	5.4	3.3
Alto Palermo Shopping	CBA	17,900	152	1.8	4.1
Buenos Aires Design (4)	CBA	14,488	59	1.4	1.6
Patio Bullrich	CBA	10,882	93	1.1	2.5
Alto Noa (5)	Salta	21,882	94	2.2	2.6

Subtotal		253,451	1,009	25.45	27.3

Cencosud S.A.
Unicenter Shopping (5)	GBA	90,869	287	9.1	7.8
Plaza Oeste Shopping (5)	GBA	38,720	138	3.9	3.8
Quilmes Factory (5)	GBA	31,373	47	3.1	1.3
Lomas Center Shopping (5)	GBA	24,271	50	2.4	1.4
San Martin Factory (5)	GBA	24,388	31	2.4	0.8
Parque Brown Factory Outlet (5)	GBA	23,553	41	2.4	1.1
Las Palmas Pilar (5)	GBA	37,662	102	3.8	2.8
Jumbo Palermo Centro Comercial (5)	CBA	22,763	46	2.3	1.3
El Portal de la Patagonia (5)	GBA	21,700	45	2.2	1.2
El Portal de Escobar (5)	GBA	18,886	24	1.9	0.7

Subtotal		334,185	811	33.5	22.2

Other Operators		409,499	1,860	41.1	50.5

Totals		997,135	3,680	100.0	100.0

(1)	“GBA” means Greater Buenos Aires and “CBA” means the City of Buenos Aires.

(2)	Percentage of the total shopping centers in Argentina. Sums may not total due to rounding.

(3)	APSA owns indirectly a 18.9% interest in this property. On September 29, 2004, APSA entered into an agreement to purchase 49.9% of the capital stock of Pérez Cuesta S.A.C.I. The transaction was consummated on December 2, 2004, after APSA obtained approval from the Antitrust Authorities. As a result, APSA currently owns a 68.8% interest in this shopping center.

(4)	APSA owns directly a 51% interest in ERSA the company that operates the concession of this property.

(5)	Includes gross leasable area occupied by supermarkets and hypermarkets.

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

Pursuant to Decree 117/04 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable on April 1, 2004.

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

Under the Lease Law and the Argentine Civil Code, lease terms may not exceed ten years, except for the leases regulated by Law No. 25,248, which provides that leases containing a purchase option (leasing inmobiliario), are not subject to term limitations. Generally, our lease agreements vary from three to ten years.

Law No. 23,091, as amended by Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent, if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Argentine law permits the parties to a lease agreement to freely define their rights and obligations thereunder, provided that the minimum rules established by the Lease Law are observed. However, in the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine Government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited the eviction of tenants even for failure to pay rent. These regulations discouraged both property rental and the construction of new housing.

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

On November 5, 2003 Law No. 25,798 was enacted. It establishes a mechanism in order to reschedule the mortgage debts, the way in which it will be carried out is by creating a Trust (paid by the Argentine Government) which will buy the portfolio mortgage debts and reschedule them in a more profitable way. The financial institutions were given until June 22, 2004 to accept this mortgage reschedule system. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included different conditions referring the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings.

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

On May 8, 2003 the Congress enacted Law No. 25,737 which suspended foreclosures for a period of 90 days more. Afterwards, private and financial entities voluntarily decided to suspend foreclosures.

On November 5, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule the mortgage debts by creating a Trust (paid by the Argentine Government) which will purchase the portfolio mortgage debts and reschedule them in a more profitable way. Financial institutions were given until June 22, 2004 to accept this mortgage reschedule system. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings.

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

C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2004.

Subsidiary	Activity	Country of incorporation	Percentage ownership	Percentage of voting power		Percentage of our total net revenues
Palermo Invest	Investment	Argentina	66.7%	66.7%		0.0%
Inversora Bolívar	Real Estate	Argentina	66.7%	66.7%		7.3%
Ritelco	Investment	Uruguay	100.0%	100.0%		0.0%
Nuevas Fronteras	Hotel	Argentina	50.9%	50.9%		10.0%
Pereiraola	Real Estate	Argentina	83.3%	83.3%		0.0%
Abril	Real Estate	Argentina	83.3%	83.3%		0.5%
Baldovinos	Real Estate	Argentina	83.3%	83.3%		1.1%
Bs. As. Trade & F.C.	Real Estate	Argentina	100.0%	100.0%		0.0%
Hoteles Argentinos	Hotel	Argentina	80.0%	80.0%		6.0%
APSA	Shopping Centers	Argentina	53.8%	53.8	%(1)(2)	54.9%
Llao Llao	Hotel	Argentina	50.0%	50.0	%(3)	11.3%

(1)	Pursuant to a voting agreement subscribed, GSEM/AP granted us, subject to certain conditions, rights to vote the shares held by GSEM/AP in APSA for a period of ten years.

(2)	On November 30, 2004, IRSA purchased from GSEM/AP Holdings LP (“GS”), a wholly owned subsidiary of Goldman Sachs, 3,061,450 Convertible Notes and 1,114,520 ADSs of APSA. IRSA paid a total U$S 15.3 million. IRSA then agree to transfer to Parque Arauco, owner as of June 30, 2004 of a 27.78% interest in APSA, 1,004,866 Convertible Notes and 365,821 ADSs of APSA pursuant to a prior agreement for a price of US$ 5.0 million (32.8% of the acquisition by IRSA from GS).

(3)	During the year ended June 30, 2004 we adopted Technical Resolution No. 21 and, as a result, we started to consolidate Llao Llao. As required by the transition provisions of this standard, we restated our prior year´s consolidated financial statements and related data to reflect such investment on a consolidated basis.

As of June 30, 2004, we owned 11.76% of BHSA, 5.22% of such ownership is through our subsidiary Ritelco S.A. BHSA is an Argentine company engaged in banking activity.

The following is our organizational chart and our principal subsidiaries as of June 30, 2004:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
LEGAL
ENTITIES
ASSETS
67%
Palermo Invest
100%
Inversora Bolívar
Commerce
100%
Ritelco
54%
APSA
5%
Banco Hipotecario S.A.
49%
IRSA Telecomunicaciones
100%
100%
Office Buildings
Libertador 498
Madero 1020
Reconquista 823/41
Maipú 1300
Suipacha 652/664
Others
100%
Office Buildings
Intercontinental Plaza
Others
100%
Shopping Centers
Alto Palermo
Paseo Alcorta
Alto Avellaneda
Abasto
Patio Bullrich
Alto Noa
51%
Shopping Centers
Buenos Aires
Design
19%
Shopping Centers
Mendoza
Plaza
80%
Credit Card
Tarshop
Banks
Banco Hipotecario S.A. (7%)
Banco de Crédito y Securitización S.A. (5%)
50%
Hotel
Llao Llao
80%
Hotel
Libertador
76%
Hotel
Intercontinental
100%
Internet Companies
Alto Research and Development S.A.
50%
Internet Companies
E Commerce Latina S.A.
98%
Internet Companies
Altocity.Com
Internet Companies
AlternativaGratis
Red Alternativa
100%
Apartments
Torres Jardín
Others
100%
Land Reserves
Puerto Madero
Caballito
Santa Maria del Plata
Others
100%
Residential Apartments
Villa Celina
50%
Residential Apartments
Abril
50%
50%
Land Reserves
Pereiraola
50%
Land Reserves
Puerto Retiro (50%)
Others (100%)
100%
Apartments
Alto Palermo Park
Others
100%
Apartments
Torres de Abasto
100%
Land Reserves
Caballito
Others
Legal Entities
Office & Rental Properties
Shopping Centers
Hotels
Banks
Developments
Internet Companies
Credit Card

Footnote: All participations reflect percetange of total capital. Percentages have been rounded

In February, 2002 we sold all of our participation in Brazil Realty

69

D. Property, Plant and Equipment

As of June 30, 2004, all of our property, consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector and Shoppings Centers through our subsidiary APSA, were located in Argentina. We lease our headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to two lease agreements that expire on Febrery 28, 2014 and November 30, 2008 respectively.

The following table sets forth certain information about our properties that are held in fee:

Property	Date Of Acquisition	Leaseable/ Saleable Area m2 (1)	Location	Book Value Ps./000 (2)	Encumbrance		Outstanding principal amount Ps./000	Maturity date	Balance due at maturity	Rate	Use
Inter-Continental Plaza (3)	11/18/97	22,535	City of Buenos Aires	65,152	—		—	—	—		Office Rental
Libertador 498	12/20/95	10,533	City of Buenos Aires	42,679	Mortgage	(4)	2.4	Nov-09	0,2	Libor 3M + 200 bps	Office Rental
Maipú 1300	09/28/95	10,325	City of Buenos Aires	45,432	—		—	—	—		Office Rental
Laminar Plaza	03/25/99	6,521	City of Buenos Aires	31,126	Mortgage	(4)	28.8	Nov-09	2.9	Libor 3M + 200 bps	Office Rental
Madero 1020	12/21/95	1,359	City of Buenos Aires	4,047	—		—	—	—		Office Rental
Reconquista 823/41	11/12/93	6,100	City of Buenos Aires	17,733	—		—	—	—		Office Rental
Suipacha 652/64	11/22/91	11,453	City of Buenos Aires	10,641	—		—	—	—		Office Rental
Edificios Dock II	03/20/97	6,389	City of Buenos Aires	19,726	—		—	—	—		Office Rental
Edificios Costeros Dock IV	08/29/01	5,437	City of Buenos Aires	20,123	Mortgage	(4)	24.0	Nov-09	2.4	Libor 3M + 200 bps	Office Rental
Madero 942	08/31/94	768	City of Buenos Aires	2,213	—		—	—	—		Office Rental
Av. De Mayo 595/99	19/08/92	1,958	City of Buenos Aires	4,419	—		—	—	—		Office Rental
Av. Libertador 602	01/05/96	638	City of Buenos Aires	2,628	—		—	—	—		Office Rental
Sarmiento 517	01/12/94	39	City of Buenos Aires	121	—		—	—	—		Office Rental
Constitución 1111	16/06/94	312	City of Buenos Aires	494	—		—	—	—		Comercial Rental
Alsina 934/44	01/08/91	3,750	City of Buenos Aires	1,457	—		—	—	—		Comercial Rental
Other Properties (5)		33,329	City and Provine of Buenos Aires	3,697	—		—	—	—		Office Rental
Alto Palermo Shopping Center (6)(7)	11/18/97	17,900	City of Buenos Aires	229,117	—		—	—	—		Shopping Center
Abasto (6)	07/17/94	39,325	City of Buenos Aires	210,696	—		—	—	—		Shopping Center
Alto Avellaneda (6)	11/18/97	27,451	City of Avellaneda	107,333	—		—	—	—		Shopping Center
Paseo Alcorta (6)	06/06/97	14,829	City of Buenos Aires	69,003	—		—	—	—		Shopping Center
Patio Bullrich (6)	10/01/98	10,882	City of Buenos Aires	121,678	—		—	—	—		Shopping Center
Nuevo Noa (6)	03/29/95	18,818	City of Salta	29,589	—		—	—	—		Shopping Center
Buenos Aires Desing (6)	11/18/97	14,488	City of Buenos Aires	23,381	—		—	—	—		Shopping Center
Mendoza Plaza (6)	12/01/94	37,090	City of Mendoza	14,516	Mortgage	(8)	15.0	Aug-10	0.6	Libor 6M + 3.1%	Shopping Center
							2.5	May-05	0.1	Libor 6M + 6.81%
Dock III (9)	9/9/99	10,474	City of Buenos Aires	25,979	—		—	—	—		Land Reserve
Puerto Retiro (3)	5/18/97	82,051	City of Buenos Aires	46,424	—		—	—	—		Land Reserve
Caballito	11/3/97	20,968	City of Buenos Aires	19,898	—		—	—	—		Land Reserve
Santa Marìa del Plata	7/10/97	715,952	City of Buenos Aires	124,783	—		—	—	—		Land Reserve
Pereiraola (10)	12/16/96	1,299,630	Province of Buenos Aires	21,875	—		—	—	—		Land Reserve
Dique IV	12/2/97	4,653	City of Buenos Aires	6,160	—		—	—	—		Land Reserve
Others City of Buenos Aires (11)		1,006,231	City of Buenos Aires	63,139	—		—	—	—		Land Reserve
Others Province of Buenos Aires (12)		2,471,232	Province of Buenos Aires	4,809	—		—	—	—		Land Reserve
Other Neuquen (13)		50,000	City of Neuquen	9,983	Mortgage	(14)	—	—	—		Land Reserve
Inter-Continental	11/01/97	37,742	City of Buenos Aires	57,447	—		—	—	—		Hotel
Sheraton Libertador (15)	03/01/98	17,463	City of Buenos Aires	37,795	Mortgage		35.5	Jan-06	18.6	Libor 3M + 401/476 bps	Hotel
Llao Llao	06/01/97	15,000	City of Bariloche	30,827	—		—	—	—		Hotel
San Martín de Tours	06/26/03	2,154	City of Buenos Aires	4,744	Mortgage		2.2	Mar-05	2.2		Development

(1)	Total leaseable area for each property. Excludes common areas and parking spaces.

(2)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation until 02/28/03, less allowance for impairment value, plus net recovery of the allowance for impairment, if corresponded.

(3)	Through Inversora Bolivar S.A. (IBSA)

(4)	US$ 37.4 million in floating rate Secured Floating Rate Notes with a 90-day Libor rate plus 200 bps and maturing in the year 2009 are secured by a first mortgage on these properties for an amount equivalent to 50% of the debt.

(5)	Includes Thames, and one unit in Alto Palermo Park.

(6)	Through Alto Palermo S.A. (APSA)

(7)	Shopping Alto Palermo is owned by APSA. On January 18, 2001, (i) APSA issued Series A Senior Notes for US$ 40 million and (ii) APSA and SAPSA co-issued Series B Senior Notes for US$ 80 million that will be severally paid by APSA and SAPSA. The Series A and B Senior Notes are due on 2005. The payment of the total amount of the Senior Notes is guaranteed by a Trust Agreement pursuant to which all of APSA’s shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 between APSA and Ritelco, as shareholders of SAPSA and as Trustors, Río Trust S.A., as Trustee, and the holders of the Senior Notes as Beneficiaries.

(8)	APSA owns a 18.9% non-controlling interest Pérez Cuesta S.A.C.I. which owns Mendoza Plaza. In 1998, Banco de Chile granted Pérez Cuesta S.A.C.I. a twelve-year loan for US$ 15.0 million and a three-year loan for US$ 2.5 million, both secured by a mortgage on Mendoza Plaza. As of June 30, 2004, Pérez Cuesta S.A.C.I., had Ps. 10.7 million expired debt. Pérez Cuesta S.A.C.I. is currently negotiating an extension of the original payment terms with its creditors. However, APSA cannot assure you that it will achieve a successful restructuring of its financial indebtedness. On September 29, 2004, APSA entered into an agreement to purchase 49.9% of the capital stock of Pérez Cuesta S.A.C.I. The transaction was consummated on December 2, 2004, once APSA obtained the approval from the Antitrust Authorities. As a result, APSA currently owns a 68.8% interest in this shopping center.

(9)	Through Bs. As. Trade & Finance S.A. On November 2004, we signed an exchange deed for one of the three parcels in which our plot is divided wherely DYPSA agreed to pay US$ 8,030,000 through the exchange of 28.50% of the total meters to be constructed.

(10)	Directly through IRSA and indirectly through IBSA.

(11)	Includes the following land reserves: Torres Jardin IV, Constitucion 1159 and Padilla 902 (through IRSA), Mariano Acosta and Intercontinental Plaza II (through IBSA) and Terrenos Alcorta, Caballito and the Coto project (through APSA).

(12)	Includes the following land reserves: Terrenos Pilar (through IRSA), Pontevedra and Merlo (through IBSA).

(13)	Included Terrenos Neuquen (through APSA).

(14)	At June 30, 2004, Shopping Neuquen S.A. included a Ps. 41,792 loan secured by a mortage on the land.

(15)	In January 2001 our subsidiary Hoteles Argentinos, owner of 100% of the Sheraton Libertador, obtained a loan from Bank Boston N.A. for US$ 12.0 million. Subsequently, Bank Boston sold this loan to Marathon Master Fund Ltd. This loan is due in January 2006 with interest being payable quarterly at Libor plus a spread ranging between 401 and 476 basis points, depending on the value of certain financial ratios. This loan was not converted into Pesos and it is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. This loan is with no recourse to us. On December 16, 2004, our wholly-owned subsidiary Ritelco S.A. acquired 100% of the debt Hoteles Argentinos had with Marathon Master Fund, Ltd. Ritelco S.A. paid a total amount of US$ 8.0 million.

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2004, 2003 and 2002 relate to the fiscal years ended June 30, 2004, 2003 and 2002 respectively.

Our financial statements are presented in thousands of Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP and the CNV regulation, which differs in certain significant respects from U.S. GAAP. Note 20 to our Consolidated

Financial Statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our consolidated figures and a reconciliation to U.S. GAAP of net income (loss) reported under Argentine GAAP for the years ended June 30, 2004, 2003 and 2002, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2004 and 2003. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and regulations of the SEC.

As discussed in Notes 2.c. and 3.n. to our Consolidated Financial Statements, contained elsewhere in this annual report, in order to comply with CNV regulations, we discontinued inflation accounting as of March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, such departures have not had a material effect on our Consolidated Financial Statements.

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

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles used in Argentina and regulations of the CNV which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC.

Revenue recognition

We primarily derive our revenues from the development and sale of properties, leases of office and other non-retail building properties, leases and services of our shopping centers (including revenues from credit card transactions), hotel operations, and, to a lesser extent, from e-commerce activities. Except for revenues derived from the sale and development of properties, our revenue recognition policies do not require management to make estimates.

Development and sale of properties. We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements by advancing us approximately 5% of the purchase price and agreeing to advance an additional 15% / 20% of the purchase price in equal installments over an agreed upon construction period. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, in most of the cases.

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

Provision for allowances and contingencies

We provide for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While we use the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making these evaluations. We have considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and our Consolidated Financial Statements reflect that consideration.

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

A previously recognized impairment loss is reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset is the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

We believe that the accounting policy related to asset impairment is a “critical accounting policy” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices; and

•	the impact that recognizing an impairment would have on assets reported on our balance sheet as well as on the results of our operations could be material. Estimates about future sales prices and future vacancy rates require significant judgment because actual sales prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

During the year ended June 30, 2004 as a result of an increase in the fair market value of our parcels of undeveloped land and rental properties (including shopping centers), we reversed impairment losses previously recognized for a total amount of Ps. 15.1 million and Ps. 49.2 million respectively, which have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the Statement of Income. A reduction in the fair market value of this properties by 5% would have resulted in a less reversion of impairment losses of Ps. 3.6 million and Ps. 14.0 million respectively.

We also evaluated the carrying value of our long-lived assets related to Development and sales of properties, Office and others, Hotel and Shopping Centers segments for impairments as of June 30, 2003. Assets related to those four segments represent approximately 92% of our total long-lived assets. During the year ended June 30, 2004 we did not recognize an impairment of certain long-lived assets as their carrying value did not exceeded their fair market value.

The fair market value of our office and retail buildings was determined following the Rent Value Method, considering each property’s future cash flow, competition and historical vacancy rates. The price per square meter of our properties varies based on the category and the type of building. For premium buildings the average price per square meter used was Ps. 38 while for buildings the average price per square meter was Ps. 15. The average vacancy rate was calculated taking into account the last ten years. As of June 30, 2004 we did not record any impairment loss. A reduction in the fair market value of these properties by 5% would not have resulted in the recognition of an impairment loss.

The fair market value of our shopping centers was also determined following the Rent Value Method using an average discount rate between 12.5% and 16%, an average price per square meter of Ps. 7,088 and the actual vacancy rates. A reduction in the fair market value of these properties by 5.0% would have resulted in an impairment of Ps. 1.5 million during the year ended June 30, 2004.

We used the open market method for determining the fair market value of our land reserve and inventories. During the year ended June 30, 2004 we did not recognized any impairment loss in this regard. A reduction in the fair market value of these properties by 5% also would not have resulted in an impairment loss.

Debt restructuring

In November 2002 we completed the refinancing of our debt for a total amount of US$ 103.4 million and we also fulfilled the operation with our lenders to refinance the Syndicate Loan for US$ 80 million and our Notes for US$ 37 million.

Since the conditions of the new debt instruments were substantially different from the original conditions (as defined by Technical Resolution No. 17), we removed the original loans from the consolidated balance sheet and recognized the new debt instruments at the present value discounted at an 8% market interest rate. This rate was determined taking into consideration the rates that we used in reference to our local operations. As a result of the debt restructuring in 2003, we recognized a gain of Ps. 36.5 million (Ps. 31.7 million net of expenses incurred in the restructuring), which represents the difference between the present value of the new debt instruments and the carrying value of the old debts.

We believe that the accounting estimate related to debt restructuring was a “critical accounting estimate” because if we would calculate the present value of our debts using higher interest rates than 8%, we would have a material impact on our debts reported on our balance sheet as well as on our financing results.

The utilization of interest rates other than 8% in calculating the present value of the new debts instruments would have the following effects on the related results for the fiscal year 2003:

Interest Rates	Gain in million	Impact on Net Income	Impact on Shareholder’s equity
11%	16	5.59%	1.98%
16%	47	16.4%	5.81%
23%	73	25.49%	9.02%

Deferred income tax

As described in Note 2.d to our Consolidated Financial Statements, we adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, we recognize income tax using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Technical Resolution No. 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

We provided a valuation allowance for a portion of our net deferred tax assets, as we do not considered the realization of the full tax benefit to be more likely than not. We considered all evidence, both positive and negative, in determining if a valuation allowance is needed for some portion or all our deferred tax assets. These evidences consist primarily in:

•	Limitations in the use of certain deferred tax assets, primarily tax loss carry forwards

•	Reversals of existing taxable temporary differences

•	Business projections

As a result of the evaluation of this evidence, we accounted for a valuation allowance of approximately 48% of our deferred tax assets, amounting to Ps. 46.9 million. Net deferred tax assets as of June 30, 2004 was Ps. 97.1 million.

A decrease and an increase of 10%, 20% and 30% in the net result from our projections, except for the exchange rate which remained stable, utilized in determining the valuation allowance of our deferred tax assets would have had the following impact:

Premises fluctuation	Valuation allowance in million	Additional (loss) / gain in million of Ps.	Impact on Net income	Impact on Shareholder’s equity
-10%	53,30	-6,44	-7,33%	-0,67%
-20%	58,40	-11,54	-13,13%	-1,20%
-30%	62,00	-15,14	-17,22%	-1,58%
10%	42,66	4,20	4,78%	0,44%
20%	37,60	9,26	10,53%	0,96%
30%	33,10	13,76	15,65%	1,43%

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions such as, future revenues and expenses, exchange rates and inflation among others; and

•	because the impact that calculating income tax using this method would have on assets or liabilities reported on our balance sheet as well as on the income tax result reported in our statement of income could be material.

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

Effect on us of devaluation and economic crisis

Most of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to the four-year recession which ended in the second quarter of 2002, the Argentine economy has deteriorated sharply.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decreased by 3.0% in 1999, 0.5% in 2000 and 4.9% in 2001. During the second half of 2001, Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001. In 2003, the economy began to recover, ending the year with a 11.7% annual growth year over year. Estimates for 2004, indicate a GDP growth of approximately 8%.

On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$ 1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This legislation had a material adverse impact on our financial position and the results of our operations in fiscal year 2002, which was partially offset during fiscal year 2003 and 2004.

Effects of inflation

From 1997 until the end of year 2001, policies adopted by Argentine government have substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ figures published by the Ministry of Economy of Argentina:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
1997	0.9%	0.1%
1998	1.1%	-1.9%
1999	-1.3%	-5.3%
2000	-1.1%	4.4%
2001	-0.3%	-1.6%
2002	28.4%	95,6%
2003	10,2%	8,3%
2004	4.9%	0.1%

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

During fiscal year 2002, the impact of inflation on our financial condition and results of operations was significant and generated a gain of Ps. 22.5 million. During fiscal year 2003, we recognized a loss of Ps. 1.9 million, taking into consideration that as a result of the Resolution No. 441 issued by the National Securities Commission we discontinued the restatement of our financial statements as from March 1, 2003. Since June 30, 2003, however, this deviation has not had a material effect on our financial statements.

Effects of interest rate fluctuations

Part of our Dollar denominated debt bears a variable interest rate. An increase in interest rates may significantly increase our financial costs and materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

Since April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was obliged to sell U.S. Dollars to any person at a fixed rate of one Peso per U.S. Dollar. The primarily economic change announced by Duhalde’s Administration in January 2002 was the devaluation of the Peso. A substantial portion of our financial debt is denominated in U.S. Dollars. Foreign currency exchange rate depreciation significantly increases the risk of default on our U.S. Dollar-denominated liabilities, as almost all of our revenues are denominated inArgentine Pesos. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. Dollars, affecting our ability to service our U.S. Dollar- denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. Dollar may adversely affect the U.S. Dollar equivalent of the Peso price of our common shares on the BCBA, and as a result are likely to affect the market price of our GDS in the United States.

Due to our significant exposure to U.S. Dollar-denominated liabilities, our financial results are very sensitive to fluctuations in the nominal exchange rates. In this way, strong depreciation in the Peso will affect negatively our results while strong appreciation will affect our results positively.

Suspension of the application of section 206 of the Law of Corporations No. 19,550

Our negative results for the fiscal year ended June 30, 2002 forced us to use more than 50% of our capital and reserves. Section 206 of the Law of Corporations No. 19,550 requires mandatory capital reduction when such a situation exists. However, in view of the economic crisis, Decree No.1269/02 was suspended, and Decree No. 1293/03 extended the application of this section until December 10, 2004. However, we cannot assure you that if we have negative results in the future fiscal years, we will not be required to make a capital reduction.

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

Business Segment Reporting

We have determined that our reportable segments are those that are based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are development and sales of properties, office and other non-shopping center rental properties, shopping centers, hotel operations, international, financial operations and others. The Consolidated Financial Statements were prepared in accordance with the procedure established by Technical Resolution No. 21 of the F.A.C.P.C.E., which requires the consolidation of every line of the Balance Sheet as of June 30, 2004 and 2003 of our company, the financial statements and Statements of Financial Position for the twelve-month periods ending on those dates, with the financial statement of those companies in which the we have direct or indirect decisive voting power.

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

International. This segment includes the results of operations of our equity investments in Brazil for the year ended June 30, 2002. We sold our ownership interests in FVI and Venezuela Invest in December 2000 and our ownership interest in Brazil Realty in February 2002.

Financial Operations and Others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities. For the fiscal year ended June 30, 2002, this segment also includes the loss in our equity investees relating to Internet, telecommunications and other technology-related activities.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on net segment income. During the year ended June 30, 2004, no single customer accounted for more than 5% of our total sales or our total operating income.

The following tables show certain operating data by business activity:

	For the fiscal year 2004 (in millions of Pesos)
	Development and sale of properties	Offices and other non- shopping center properties	Shopping centers	Hotel operations	Other	Total
Revenues	31.1	15.1	143.3	71.3	—	260.8
Costs	(26.6)	(8.3)	(72.4)	(40.0)	—	(147.4)
Gross profit	4.5	6.9	70.8	31.2	—	113.4
Selling expenses	(4.0)	(0.1)	(10.9)	(8.2)	—	(23.0)
Administrative expenses	(6.7)	(4.3)	(23.6)	(15.6)	—	(50.2)
Gain in credit card trust	—	—	0.3	—	—	0.3
Gain from operations and holdings of real estate assets, net	7.0	27.7	26.9	2.7	—	64.3

Operating income	0.9	30.2	63.5	10.1	—	104.7

Amortization of goodwill	—	—	(2.9)	—	—	(2.9)
Financial results, net	(6.1)	(6.2)	(13.5)	(4.9)	41.4	10.5
Equity (loss) gain from related parties	(0.2)	—	(1.1)	—	28.0	26.7
Other expenses, net	—	—	(4.8)	(2.1)	(5.7)	(12.6)
Income before taxes and minority interest	(5.5)	24.0	41.1	3.1	63.6	126.4
Income and asset tax expense	(0.5)	(3.3)	(16.3)	(3.1)	(2.6)	(25.7)
Minority interest	0.4	(1.3)	(9.3)	(2.7)	—	(12.8)
Net (loss) income	(5.5)	19.5	15.5	(2.7)	61.0	87.9

Total assets	355.2	331.2	1,051.5	138.5	326.6	2,202.9

	For the fiscal year 2003 (in millions of Pesos) (1)
	Development and sale of properties	Offices and other non- shopping center properties	Shopping centers	Hotel operations	Other	Total
Revenues	47.2	17.8	113.8	57.7	—	236.5
Costs	(47.1)	(9.1)	(67.1)	(31.4)	—	(154.7)
Gross profit	0.1	8.7	46.7	26.4	—	81.8
Selling expenses	(4.0)	(0.1)	(17.6)	(6.9)	—	(28.6)
Administrative expenses	(6.1)	(4.4)	(21.4)	(13.3)	—	(45.2)
Gain on purchasers’ rescissions of sale contracts	0.0	—	—	—	—	0.0
Loss in credit card trust	—	—	(4.1)	—	—	(4.1)
Gain (loss) from operations and holdings of real estate assets	12.9	(1.9)	10.5	—	—	21.5

Operating income	3.0	2.3	14.1	6.2	—	25.5

Amortization of goodwill	—	—	(6.6)	—	—	(6.6)
Financial results, net	(2.1)	(2.1)	83.3	11.1	225.2	315.3
Equity loss from related parties	(0.3)	—	(12.1)	—	(2.3)	(14.7)
Other income (expenses), net	—	—	13.3	(3.7)	(10.4)	(0.9)
Income before taxes and minority interest	0.5	0.2	92.0	13.5	212.4	318.6
Income and asset tax benefit (expense)	0.7	(1.0)	(46.8)	1.4	49.2	3.5
Minority interest	5.1	(1.4)	(35.2)	(4.2)	—	(35.7)
Net income (loss)	6.3	(2.2)	10.0	10.7	261.6	286.4

Total assets	342.9	293.4	1,044.2	138.8	262.7	2,082.0

(1)	Under Argentine GAAP, we adopted RT No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” during the year ended June 30, 2004. As a result of such an adoption, we began consolidating Llao Llao Resorts S.A. (hotel operations). As required by Argentine GAAP, our prior year’s financial statements and related data were restated to reflect our investment in Llao Llao Resorts S.A. on a consolidated basis.

	For the fiscal year 2002 (in millions of Pesos) (1)
	Development and sale of properties	Offices and other non- shopping center properties	Shopping centers	Hotel operations	International	Other	Total
Revenues	54.5	44.5	—	57.4	—	—	156.4
Costs	(43.5)	(13.2)	—	(40.3)	—	—	(97.0)
Gross profit	11.0	31.3		17.1		—	59.4
Selling expenses	(6.8)	(0.6)		(6.9)		—	(14.3)
Administrative expenses	(11.2)	(6.1)	(1.4)	(16.3)	(1.3)	—	(36.3)
Gain (loss) from operations and holdings of real estate assets	(26.8)	(49.3)	—	(6.6)	35.9	—	(46.8)

Operating income	(33.8)	(24.7)	(1.4)	(12.7)	34.6	—	(38.0)

Financial results, net	(29.0)	(16.7)	—	(12.4)	—	(438.4)	(496.5)
Equity gain (loss) from related parties	1.6	—	(4.6)	—	(3.4)	1.8	(4.6)
Other expenses, net	—	—	—	—	—	(4.5)	(4.5)
(Loss) income before taxes and minority interest	(61.2)	(41.4)	(6.0)	(25.1)	31.2	(441.1)	(543.6)
Income and asset tax benefit (expense)	4.6	(5.2)	(0.8)	1.8	(1.3)	(0.2)	(1.1)
Minority interest	(4.0)	—	—	5.0	—	—	1.0
Net (loss) income	(60.6)	(46.6)	(6.8)	(18.3)	29.9	(441.3)	(543.7)

Total assets	399.3	309.2	338.8	150.5	29.4	88.8	1,316.0

(1)	Under Argentine GAAP, we adopted RT No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” during the year ended June 30, 2004. As a result of such an adoption, we began consolidating Llao Llao Resorts S.A. (hotel operations). As required by Argentine GAAP, our prior year’s financial statements and related data were restated to reflect our investment in Llao Llao Resorts S.A. on a consolidated basis.

Results of Operations for the fiscal years ended June 30, 2004 and 2003.

Revenues

Revenues increased 10.3%, from Ps. 236.5 million for the fiscal year ended June 30, 2003, to Ps. 260.8 million for the fiscal year ended June 30, 2004. This increase reflects a rise in revenues from the Shopping Center and Hotels segments, partially offset by a decrease in revenues from the Development and Sale of Properties, Offices and Other and Non-shopping Center Rental Properties segments as discussed in detail below.

Development and Sale of Properties. Revenues from Development and Sale of Properties decreased 34.1%, from Ps. 47.2 million for the fiscal year ended June 30, 2003, to Ps. 31.1 million for the fiscal year ended June 30, 2004. This decrease was attributable to (i) a Ps. 9.7 million reduction in sales of housing units principally in Alto Palermo Park as a result of the sale of this property during 2003; (ii) a Ps. 6.8 million decrease in sales of residential communities principally Abril, which fell by 50%; and (iii) a Ps. 11.7 million decrease in sales of other properties due to the sale of Hotel Piscis for Ps. 9.9 million during 2003. Such decreases were partially offset by the sale of Benavídez in 2004.

Offices and Others. Revenues from Offices and Other decreased 14.8%, from Ps. 17.8 million during the fiscal year ended June 30, 2003, to Ps. 15.1 million during the fiscal year ended June 30, 2004. This decrease is mainly due to a decrease in revenues from leases primarily as a result of a decrease in the average rates and in the average occupancy level, from Ps. 16.2 million in the fiscal year ended June 30, 2003, to Ps. 13.8 million in the fiscal year ended June 30, 2004. This decrease in revenues from leases was attributed to (i) the decrease in monthly rental income during the current year, especially in Intecontinental Plaza Tower (Ps. 1.5 million decrease) and Laminar Plaza (Ps. 0.6 million decrease), and (ii) the sale of three floors and several parking spaces in Madero 1020, which generated a reduction in leases of Ps. 0.8 million. This decrease was partially offset by a Ps. 0.4 million increase in revenue from Edificios Costeros, where the average occupancy level rose from 63% to 98%.

Shopping Centers. Revenues from Shopping Centers increased 25.9%, from Ps. 113.7 million during the fiscal year ended June 30, 2003, to Ps. 143.2 million during the fiscal year ended June 30, 2004. The increase was attributed principally to a 27.5% increase in income from leases and services, from Ps. 88.8 million to Ps. 113.2 million, and an increase of 20.5% from Tarjeta Shoping´s sales, from Ps. 24.9 million to Ps. 30.0 million. The percentage of occupancy ratios of our Shopping Centers increased from 96% in fiscal year 2003 to 99% in fiscal year 2004.

Hotels. Revenues from Hotels went up 23.5%, from Ps. 57.7 million for the fiscal year ended June 30, 2003 to Ps. 71.3 million for the fiscal year ended June 30, 2004, as a result of an increase in Llao Llao’s average price per room and an increase in average occupancy in all our hotels, from 57% during fiscal year 2003 to 68% during fiscal year 2004. Revenues from Hotel Sheraton Libertador increased by Ps. 4.1 million, revenues from Hotel Intercontinental increased by Ps. 3.8 million and revenues from Hotel Llao Llao increased by Ps. 6.0 million. Furthermore, during fiscal year 2003 we recognized sales from the Hotel Piscis for Ps. 0.3 million.

Costs

Total costs decreased 4.7%, from Ps. 154.7 million during the fiscal year ended June 30, 2003 to Ps. 147.4 million for the fiscal year ended June 30, 2004. This reduction is the net result of (i) an increase in costs in the Shopping Centers and Hotels segments and (ii) a decrease in costs in the Development and Sale of Properties, Offices and Other and Non-shopping Rental Properties segments.

Development and Sale of Properties. Costs related to Development and Sale of Properties decreased 43.4%, from Ps. 47.1 million in the fiscal year ended June 30, 2003 to Ps. 26.6 million for the fiscal year ended June 30, 2004 mainly as a result of a decrease in total costs per square meters sold due to lower sales and in a less degree as a result of a decrease in mantainance expenses of the available for sale properties due to a small portfolio. Costs relating to Development and Sale of Properties as a percentage of revenues from the segment decreased from 99.7% during the fiscal year ended June 30, 2003 to 86.4% during the fiscal year ended June 30, 2004.

Offices and Other. Costs of Offices and Other decreased 9%, from Ps 9.1 million during the fiscal year ended June 30, 2003 to Ps. 8.3 million during the fiscal year ended June 30, 2004 due to a decrease in mantainance expenses of the available for rent properties. The main component of cost of Offices and Other is represented by the depreciation of leased properties, which remained stable.

Shopping Centers. Costs related to Shopping Centers increased 8.0%, from Ps. 67.1 million in the fiscal year ended June 2003 to Ps. 72.4 million in the fiscal year ended June 30, 2004. This increase was due to: (i) a 2.5% increase in leases and services costs resulting mainly from higher costs derived from car-parking of Ps. 0.9 million, increases in the number of personnel and an increase in security and cleaning costs, and to a lesser extent, because of (a) an increased depreciation charge of Ps. 0.6 million, (b) an increase in maintenance and repair costs of Ps. 0.2 million, that enable us to make changes to the areas to be leased, and (c) an increase in condominium expenses not recovered of Ps. 0.1 million because of the decision not to pass on the total amount of the increase in shared expenses to our tenants; and (ii) a 43.6%

increase in costs from credit card operation, due to the expansion that took place during the year, which included increasing personnel in the areas of customer and store service and adapting the telephone assistance centers to new customer volume.

Hotels. Costs from hotel operations increased 27.7%, from Ps. 31.4 million during the fiscal year ended June 30, 2003 to Ps. 40.0 million during the fiscal year ended June 30, 2004, primarily due to an increase of Ps. 2.8 million in salaries due to an increase in the staff of the hotel; (ii) an increase of Ps. 2.8 million in mantainance expenses and (iii) an increase of Ps. 1.5 million in direct costs such as food and beverages. Costs of hotels are primarily composed of depreciation, food and beverages, salaries and social security contributions. Costs relating to hotel operations as a percentage of revenues from the segment increased from 54.3% during the fiscal year ended June 30, 2003 to 56.2% during the fiscal year ended June 30, 2004.

Gross Profit

As a result of the foregoing, gross profit increased 38.6%, from Ps. 81.8 million during the fiscal year ended June 30, 2003 to Ps 113.4 million during the fiscal year ended June 30, 2004.

Selling Expenses

Selling expenses decreased 19.3%, from Ps. 28.6 million during the fiscal year ended June 30, 2003 to Ps. 23.0 million during the fiscal year ended June 30, 2004, primarily due to the net effect of (i) a decrease in selling expenses in Development and Sale of Properties and Offices and Other and (ii) an increase in selling expenses of Shopping Centers and Hotels. Selling expenses as a percentage of revenues decreased from 12.1% during the fiscal year ended June 30, 2003, to 8.8% during the fiscal year ended June 30, 2004.

Development and Sale of Properties. Selling expenses from Development and Sale of Properties decreased 1.6%, from Ps. 4.0 million during the fiscal year ended June 30, 2003 to Ps. 3.9 million during the fiscal year ended June 30, 2004, due to the decrease in sales during this fiscal year, which generated less direct selling expenses. The main components of selling expenses of Development and Sale of Properties are commissions and expenses from sales, advertising and gross sales tax.

Offices and Other. Selling expenses relating to Offices and Other decreased 32.5%, from Ps. 0.1 million during the fiscal year ended June 30, 2003 to Ps. 0.05 million during the fiscal year ended June 30, 2004.

Shopping Centers. Selling expenses relating to Shopping Centers decreased 38.2%, from Ps. 17.6 million during the fiscal year ended June 30, 2003 to Ps. 10.9 million during the fiscal year ended June 30, 2004. This decrease was mainly due to a 100% decrease in the allowance for doubtful accounts, from Ps. 10.3 million during fiscal year 2003 to zero during fiscal year 2004, as a consequence of the improvement during the year in the collection activities carried out by our shopping centers which was partly offset by (i) a 36% increase in gross sales tax, from Ps. 4.4 million during the fiscal year ended June 30, 2003 to Ps. 6.0 million during 2004, due to a similar increase in our sales, (ii) a 78.7% increase in advertising expenses, from Ps. 1.5 million in fiscal year 2003 to Ps. 2.6 million in fiscal year 2004, and (iii) an 85 % increase in the cost of personnel, from Ps. 1.2 million during fiscal year 2003 to Ps. 2.2 million during fiscal year 2004.

Hotels. Selling expenses relating to Hotel operations increased 18.8%, from Ps. 6.9 million during fiscal year 2003 to Ps. 8.1 during fiscal year 2004, mainly due to an increase in advertising expenses and an increase in the gross sales tax as a consequence of an increase in sales.

Administrative Expenses

Administrative expenses increased 11.2%, from Ps. 45.2 million during the fiscal year 2003 to Ps. 50.2 million during the fiscal year 2004, due to an increase in administrative expenses relating to all our business units due to (i) an increase of Ps. 2.8 million in salaries and (ii) an increase of Ps. 1.5 million in fees and payments for services, except for Offices and Other which showed a light decrease. The main components of administrative expenses are salaries, social security, fees, compensation for services, depreciation and amortization.

Development and Sale of Properties. The administrative expenses from Development and Sale of Properties increased 9.5%, from Ps. 6.1 million during the fiscal year ended June 30, 2003 to Ps. 6.7 million for the fiscal year ended June 30, 2004. This variation was primarily due to (i) a Ps. 1.0 million increase in salary, social security, and depreciation, and (ii) a Ps. 0.4. million decrease in Directors’ fees. Administrative expenses of Development and Sale of Properties as a percentage of income from this segment increased from 12.9% during the fiscal year ended June 30, 2003 to 21.5% during the fiscal year ended June 30, 2004.

Offices and Other. Administrative expenses from Offices and Other decreased 1.8%, from Ps. 4.4 million during the fiscal year ended June 30, 2003 to Ps. 4.3 million during the fiscal year ended June 30, 2004. This decrease of Ps. 0.1 million was due to (i) Ps. 1.1 million increase in salary; (ii) Ps. 0.5 million decrease in Directors’ fees and (iii) Ps. 0.5 million decrease in fees allocated to this segment.

Shopping Centers. Administrative expenses of Shopping Centers increased 10.5%, from Ps. 21.4 million during the fiscal year ended June 30, 2003 to Ps. 23.6 million during the fiscal year ended June 30, 2004, primarily due to increases in salary, bonuses, social security contributions, fees and payments for services and taxes.

Hotels. Administrative expenses of Hotels increased 17.2%, from Ps. 13.3 million for the fiscal year ended June 30, 2003 to Ps. 15.6 million during the fiscal year ended June 30, 2004, primarily due to the Ps. 1.2 million increase attributable to Hotel Llao Llao as a result of the increase in taxes, services and salaries, and the Ps. 0.9 million increase attributable to Sheraton Libertador hotels, as a result of the increase in fees and services. Administrative expenses of Hotels as a percentage of sales from hotel operations decreased from 23.1% during the fiscal year ended June 30, 2003 to 21.9% during the fiscal year ended June 30, 2004.

Gain on Purchasers’ Rescissions of Sales Contracts

This line showed a 100% decrease from Ps. 0.009 million during fiscal year 2003 to zero during fiscal year 2004. This decrease was due to the consolidation with Alto Palermo in fiscal year 2003 and the rescission of the Torres de Abasto sales contracts.

Gain (Loss) in Credit Card Trust

The results of Credit Card Trust increased, from a loss of Ps. 4.1 million during fiscal year 2003 to a profit of Ps. 0.3 million during fiscal year 2004 due to the interest held by Alto Palermo in the Tarjeta Shopping Credit Card Trust.

Gain from Operations and Holdings of Real Estate Assets, net

The Gain from Operations and Holdings of Real Estate Assets, net, showed a gain of Ps. 42.8 million, having increased from a gain of Ps. 21.5 million for the fiscal year ended June 30, 2003 to a gain of Ps. 64.3 million for the fiscal year ended June 30, 2004. The gain generated during fiscal year 2004 was mainly due to the net impact of (i) the Ps. 64.3 million gain attributed to the net recovery of the allowance for the impairment of real estate during fiscal year 2004 in comparison to the Ps. 11.4 million gain recorded in fiscal year 2003 and (ii) the lack of recurrence of the sale of stock in Valle de las Leñas for approximately Ps. 10.0.

Operating Income

As a result of the foregoing, total Operating Income increased from a profit of Ps. 25.5 million during the fiscal year ended June 30, 2003 to a profit of Ps. 104.7 million during fiscal year 2004.

Development and Sale of Properties. Operating results from Development and Sale of Properties decreased 70.9%, from a profit of Ps. 3.0 million during the fiscal year ended June 30, 2003 to a gain of Ps. 0.9 million for the fiscal year ended June 30, 2004.

Offices and Other. Operating results from Offices and Other increased from a profit of Ps. 2.3 million during the fiscal year ended June 30, 2003 to a profit of Ps. 30.3 million for fiscal year 2004.

Shopping Centers. Operating results from Shopping Centers increased from a profit of Ps. 14.1 million during fiscal year 2003 to a profit of Ps. 63.5 million during fiscal year 2004.

Hotels. Operating results from Hotels increased 64.2%, from a profit of Ps. 6.2 million during fiscal year 2003 to a profit of Ps. 10.1 during fiscal year 2004.

Amortization of Goodwill

The loss reported under this heading mainly includes (i) the amortization of goodwill due to the acquisition of Shopping Alto Palermo S.A. (SAPSA), Fibesa and Tarshop S.A., subsidiaries of Alto Palermo, and (ii) the amortization of our goodwill from the purchase of stock in Alto Palermo during the current fiscal year. The amortization of goodwill decreased 56.2%, from a loss of Ps. 6.6 million during fiscal year 2003 to a loss of Ps. 2.9 million during fiscal year 2004.

Financial Results, net

Total net gains/losses on the financing of assets showed a variation of Ps. 304.8 million, from a gain of Ps. 315.3 million during the fiscal year ended June 30, 2003 to a gain of Ps. 10.5 million during the fiscal year ended June 30, 2004. This variation was due to (i) the Ps. 201.7 million exchange difference loss with regard to the previous year, owing to the depreciation of the Peso against the U.S. Dollar from 2.80 in 2003 to 2.958 in 2004, (ii) the Ps. 39.1 million loss on the financing of assets compared to the previous year, mainly due to the drop in the results generated by Alto Palermo and as a result of exchange differences and derivatives as caused by the 5.6 % depreciation of the Peso with respect to the Dollar (in 2003 the value of the currency had a reverse behavior, appreciating by 26%). This depreciation negatively affected the value of the interest rate swap; (iii) the drop in the discounts obtained this year, which amounted to Ps. 7.2 million, on the purchase of loans with HSBC abroad, compared with the previous year in which the discounts obtained had amounted to Ps. 36.9 million through the prepayment of the debt to GSEM for approximately Ps. 26.0 million and from the accounting measurement as of June 30, 2004 of the debt to HSBC as compared with the amount settled subsequent to the financial closing date, which generated a discount of Ps. 10.7 million according to Argentine GAAP; (iv) the Ps. 32.1 million gain obtained during fiscal year 2003 as a result of the adjustment made to our liabilities to fair market value at the established 8% annual market rate, changing the value of these debts which previously had a book value calculated at the rate in force at the time of refinancing; and (v) a Ps. 5 million decrease in financing expenses resulting from the repurchase of the loans with HSBC banks in Argentina and abroad and the conversions made by holders of our negotiable obligations.

Equity (Loss) Gain from Related Parties

The net results derived from affiliated companies increased Ps. 41.4 million, from a loss of Ps. 14.7 million during the fiscal year ended June 30, 2003 to a gain of Ps. 26.7 million during the fiscal year ended June 30, 2004. This increase was mainly due to (i) the gain of Ps. 30.1 million recorded in the current year as a result of the change in the valuation criterion applied to Banco Hipotecario from net realization value to proportional equity value, and (ii) the non-recurrence of the loss of Ps. 11.0 million from our investment in Alto Palermo, Pérez Cuesta and E-Commerce Latina, which decreased from Ps. 12.1 million loss during fiscal year 2003 to Ps. 1.1 million loss during fiscal year 2004.

Other Income (Expenses), net

Other Income (Expenses), net line increased Ps. 11.7 million, from a loss of Ps. 0.9 million during the fiscal year ended June 30, 2003 to a loss of Ps. 12.6 million during the fiscal year ended June 30, 2004, primarily due to the net fluctuation generated by (i) the non-recurrence of the Ps. 13.0 million gain from the repurchase of Negotiable Obligations of Alto Palermo in the open market and (ii) the Ps. 2.3 million gain, as a result of a decrease in lawsuits.

Income (Loss) before Minority Interest and Taxes

As a result of the foregoing, Income before Minority Interest and Taxes decreased, from a Ps. 318.6 million gain during the fiscal year ended June 30, 2003 to a Ps. 126.4 million gain during fiscal year 2004.

Minority Interest

Minority Interest decreased 64%, from a Ps. 35.7 million loss during fiscal year 2003, a Ps. 12.8 million loss during fiscal year 2004, mainly due to (i) the reduction in our minority interest in Alto Palermo and the interests held by Alto Palermo in its subsidiaries, which decreased from a Ps. 35.2 million loss during the fiscal year ended June 30, 2003 to a Ps. 9.3 million loss during the year ended June 30, 2004 and (ii) the reduction in our minority interests in Palermo Invest, which decreased from a Ps. 3.7 million gain during the previous year to a Ps. 0.8 million loss during the current year.

Income Tax and Asset Tax

Income Tax decreased by Ps. 29.2 million, from a Ps. 3.5 million benefit during the fiscal year ended June 30, 2003, to a Ps. 25.7 million expense during the fiscal year ended June 30, 2004. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, therefore recognizing the temporary differences in accounting and tax assets and liabilities. The Ps. 29.2 million change was mainly due to the net impact of (i) the difference in the income tax charge corresponding to IRSA which represented an expense of Ps. 52.6 million, compared to the Ps. 48.9 million benefit corresponding to the asset tax for the year 2003, which includes a Ps. 49.9 million benefit from deferred taxes and a Ps. 1.0 million expense from the asset tax, to a Ps. 3.7 million expense during fiscal year 2004 from asset tax, (ii) the Ps. 30.5 million variation in the income tax charge for Alto Palermo, from a Ps. 46.8 million expense during the fiscal year ended June 30, 2003 to a Ps. 16.3 million expense during the fiscal year ended June 30, 2004 and (iii) the Ps. 4.3 million (expense) variation in the income tax charge for Llao Llao Resort S.A. in both fiscal years.

Net income (loss) for the year

As a result of the foregoing, the net income for the year decreased from a profit of Ps. 286.4 million during the fiscal year ended June 30, 2003, to a profit of Ps. 87.9 million during the fiscal year ended June 30, 2004.

Results of Operations for the fiscal years ended June 30, 2003 and 2002

Revenues

Revenues increased 51.4%, from Ps. 156.2 million for the fiscal year ended June 30, 2002, to Ps. 236.5 million for the fiscal year ended June 30, 2003. This increase reflected the net impact of (i) an increase in income from the Shopping Center segment as a result of the consolidation of APSA in the 2003 fiscal year, and (ii) the decrease in income from the remaining segments, except for Hotels which increased slightly, as a result of the ongoing recession of the Argentine economy.

Development and Sale of Properties. Revenues from development and sale of properties decreased 13.1%, from Ps. 54.5 million for the fiscal year ended 30 June, 2002, to Ps. 47.2 million for the fiscal year ended June 30, 2003, despite the higher sales volume achieved in the 2003 fiscal year. This decrease in the development and sale of properties segment was attributable to: (i) the Ps. 10.5 million drop in sales of housing units principally of Alto Palermo Park owing to the completion of the sale of this project during the 2003 fiscal year and (ii) the Ps. 1.1 million decrease principally in sales from the residential communities of Abril. These decreases were partially offset by the Ps. 4.3 million increase in sales of other real estate stemming mainly from (i) the sale during the 2003 fiscal year of the Hotel Piscis for Ps. 9.9 million, (ii) the sale of office space in the buildings located at Madero 1020, Madero 940 and Libertador 498, for Ps. 9.6 million and (iii) the decrease in sales of other real estate, amounting to Ps. 15.2 million, among which it is worth highlighting the property at Rivadavia 2243 and Santa Fé 1588.

Offices and Other. Revenues from Offices and Other decreased 60.0%, from Ps. 44.5 million during the fiscal year ended June 30, 2002, to Ps. 17.8 million during the fiscal year ended June 30, 2003. This decrease is mainly due to a 58.2% decrease in revenues from office rents, from Ps. 38.8 million in the fiscal year ended June 30, 2002, to Ps. 16.2 million in the fiscal year ended June 30, 2003. This decrease in revenues was attributed to (i) a lower average occupancy rate during 2003; (ii) the fact that contractual prices did not evolve in the same way as inflation, which means that the increase in sales from the previous year due to inflation restatement was higher than the increase in the amount of sales during fiscal year 2003; and (iii) a 78.6% decrease in revenues from commercial property rents and other properties, from Ps. 4.4 million in the fiscal year ended June 30, 2002 to Ps. 0.9 million in the fiscal year ended June 30, 2003, mainly due to the sale of the real estate at Rivadavia 2243 and Santa Fe 1588.

Shopping Centers. During fiscal year 2003 we began consolidating Alto Palermo S.A., whose financial statements are allocated under this segment. Revenues decreased by 40.73 % from Ps. 192.0 million during fiscal year 2002 to Ps. 113.8 million during fiscal year 2003 due to a 39.2% reduction in leases and services revenues (from Ps. 146.1 million to Ps. 88.8 million) and a 45.6% reduction in sales from credit card opertation (from Ps. 45.8 million to Ps. 24.9 million). It is important to mention that leases and services revenues even if they have increased in nominal value, this increase is lower than the inflation index, therefore there was a reduction in real terms. We must highlight that the economic recovery that began last year is generating an increase in our tenant´s sales, being reflected in increments in the occupancy ratios, rental incomes and admission rights of our shopping centers. The occupancy ratio of our shopping centers increased from 92.4% for the year ended, 2002 to 95.8 % for the year ended 2003. The decrease in Credit Card operations is attributed to the streamlining of its portfolio throughout the year under review as a result of the severe financial crisis. Although the current portfolio is smaller, it is characterized by a better credit capacity.

Hotels. Revenues from hotels increased 0.5%, from Ps. 57.4 million for the fiscal year ended June 30, 2002 to Ps. 57.7 million for the fiscal year ended June 30, 2003, due to an increase in the average rates and the average occupancy level, from 47% in 2002 to 57% in 2003. Revenues from Hotel Llao Llao increased by Ps. 5.0 million, Hotel Sheraton Libertador decreased by Ps. 3.7 million and revenues from the Hotel Intercontinental decreased by Ps. 1.3 million. Furthermore, during fiscal year 2003 we recognized sales from the Hotel Piscis for Ps. 0.3 million.

International. Following the sale of the interest in Brazil Realty and FVI, no new investments were made in this segment.

Costs

Total costs increased 59.5%, from Ps. 97.0 million during the fiscal year ended June 30, 2002 to Ps. 154.7 million for the fiscal year ended June 30, 2003. This increase is mainly due to the net impact of (i) the consolidation of the results of APSA during fiscal year 2003; (ii) an increase in costs in the Development and sale segment; and (iii) a decrease in costs in the Hotels and Offices segment. Total costs as a percentage of revenues increased from 62.1% for the fiscal year ended June 30, 2002 to 65.4% for the fiscal year ended June 30, 2003.

Development and Sale of Properties. Costs related to Development and Sale increased 8.3%, from Ps. 43.5 million in the fiscal year ended June 30, 2002 to Ps. 47.1 million for the fiscal year ended June 30, 2003 primarily as a result of the sale during the present fiscal year of non-core properties with a low margin due to the fact that during fiscal year 2002 we sold almost all of our principal properties, specially Alto Palermo Park, with an important sale margin. Costs relating to Development and Sale as a percentage of revenues from the segment increased from 79.9% during the fiscal year ended June 30, 2002 to 99.7% during the fiscal year ended June 30, 2003.

Offices and Other. Costs of Offices and Other decreased 31.1%, from Ps 13.2 million during the fiscal year ended June 30, 2002 to Ps. 9.1 million during the fiscal year ended June 30, 2003 due to lower depreciation charges. Costs relating to Offices and Other as a percentage of revenues from the segment increased from 29.7% for the fiscal year ended June 30, 2002 to 51.2% for the fiscal year ended June 30, 2003 due to a decrease in the average occupancy rate. The main component of cost of offices is represented by the depreciation of leased properties and expenses related to available units.

Shopping Centers. During fiscal year 2003, we have begun to consolidate APSA, whose costs have been allocated to this segment. Costs generated were Ps. 67.1 million, and account for 43.4% of our total costs. Total costs registered a 19.9% decrease between both fiscal years due to (i) a sharp reduction in non-recoupable expenses owing to the reduction in vacant stores and improved collections for the year, (ii) a lower amortization charge stemming from the lower value of the assets as a result of the impairment recognized at the previous closing date and the failure to amortize launching expenses relating to Abasto Shopping; and (iii) a reduction in car park expenses. The main cost component of shopping centers is represented by depreciation and amortization charges of leased properties, including goodwill paid upon their acquisition.

Hotels. Costs from hotel operations decreased 22.1%, from Ps. 40.3 million during the fiscal year ended June 30, 2002 to Ps. 31.4 million during the fiscal year ended June 30, 2003, primarily due to the decrease in the constant value of the cost components of Hotels such as salaries, fees and services. Hotel operating costs as a percentage of revenues from hotels decreased from 70.2% for the fiscal year ended June 30, 2002 to 54.3% for the fiscal year ended June 30, 2003. Costs of hotels are primarily composed of rooms, depreciation, food and beverages, salaries and social security contributions.

International. Following the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment.

Gross Profit

As a result of the foregoing, the gross profit increased 38.0%, from Ps. 59.3 million during the fiscal year ended June 30, 2002 to Ps 81.8 million during the fiscal year ended June 30, 2003.

Selling Expenses

Selling expenses increased 100.4%, from Ps. 14.2 million during the fiscal year ended June 30, 2002 to Ps. 28.6 million during the fiscal year ended June 30, 2003, primarily due to the increase in Shopping Centers selling expenses from the consolidation of APSA and partially offset by a 23.1% reduction in the selling expenses of the other segments. Selling expenses as a percentage of revenues increased from 9.1% during the fiscal year ended June 30, 2002, to 12.1% during the fiscal year ended June 30, 2003.

Development and Sale of Properties. Selling expenses from Development and Sales decreased 41.2%, from Ps. 6.8 million during the fiscal year ended June 30, 2002 to Ps. 4.0 million during the fiscal year ended June 30, 2003, as a consequence of the decrease in sales operations during this fiscal year generating less direct selling expenses. Selling of Development and Sale of properties as a percentage of revenues from this segment decreased from 12.4% during the fiscal year ended June 30, 2002 to 8.5% for the fiscal year ended June 30, 2003. The main components of selling expenses of Development and Sale are commissions and expenses from sales and advertising.

Offices and Other. Selling expenses relating to Offices and Other decreased 83.3%, from Ps. 0.6 million during the fiscal year ended June 30, 2002 to Ps. 0.1 million during the fiscal year ended June 30, 2003.

Shopping Centers. During fiscal year 2003 we began consolidating APSA whose selling expenses are allocated under this segment. Expenses generated during the fiscal year ended June 30, 2003 were Ps. 17.6 million, which accounted for 68.8% of our total selling expenses. The decrease of 72.2% in shopping centers selling expenses during both fiscal years was mainly due to: (i) a decrease in the allowance for doubtful accounts by 80.4%, from Ps. 52.8 million during fiscal year 2002 to Ps. 10.3 million during fiscal year 2003, out of which Ps. 35.2 million and Ps. 2.4 million are related to allowance for doubtful accounts from our shopping center operations during fiscal years 2002 and 2003 respectively and Ps. 17.6 million and Ps. 8.0 million related to allowance for doubtful accounts of Tarjeta Shopping during fiscal years 2002 and 2003 respectively; (ii) a decrease in advertising expenses by 59%, from Ps. 3.6 million in fiscal year 2002 to Ps. 1.5 million in fiscal year 2003; (iii) the 14.7% reduction in gross income charge, from Ps. 5.1. million during fiscal year 2002 to Ps. 4.4. million during fiscal year 2003, attributed to the fact that the increase in sales at nominal values did not match the wholesale inflation; and (iv) a reduction in the amortization charge relating to the launch of Shopping Abasto and advertising expenses connected with Torres de Abasto which were fully depreciated in the previous year. The main components of selling expenses of Shopping Centers are bad debts charges and advertising expenses.

Hotels. Selling expenses did not change with regard to the previous fiscal year and remained stable at Ps. 6.9 million. The main components of selling expenses are advertising expenses and salaries.

International. Following the sale of the interest in Brazil Realty and FVI, no further investments were made in this segment.

Administrative Expenses

Administrative expenses increased 24.5%, from Ps. 36.3 million during the fiscal year ended June 30, 2002 to Ps. 45.2 million during the fiscal year ended June 30, 2003, due to an increase in administrative expenses relating to Shopping Centers stemming from the consolidation with APSA, which was partially offset by a 31.6% reduction in the administrative expenses in the remaining segments. The main components of administrative expenses are salaries and social security, fees, and compensation for services and depreciation and amortization.

Development and Sale of Properties. Administrative expenses of Development and Sale of properties decreased 45.5%, from Ps. 11.2 million during the fiscal year ended June 30, 2002 to Ps. 6.1 million for the fiscal year ended June 30, 2003, primarily due to a decrease in constant values of expenses such as salaries, fees and services. Administrative expenses of Development and Sale of properties as a percentage of revenues from this segment decreased from 20.6% during the fiscal year ended June 30, 2002 to 13.0% during the fiscal year ended June 30, 2003.

Offices and Other. Administrative expenses of Offices and Other decreased 27.9%, from Ps. 6.1 million during the fiscal year ended June 30, 2002 to Ps. 4.4 million during the fiscal year ended June 30, 2003, primarily due to a decrease in constant values of expenses such as salaries, fees and services. Administrative expenses of Offices and Other as a percentage of revenues from this segment increased from 13.6% during the fiscal year ended June 30, 2002 to 24.7% during the fiscal year ended June 30, 2003 as a result of the sharp reduction in the income from the segment.

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

Hotels. Administrative expenses of Hotels decreased 18.4%, from Ps. 16.3 million for the fiscal year ended June 30, 2002 to Ps. 13.3 million during the fiscal year ended June 30, 2003, basically due to the decrease during fiscal year 2003 of all the administrative expenses for the Intercontinental and Sheraton

Libertador hotels. Administrative expenses of Hotels as a percentage of revenues from hotel operations decreased from 28.5% during the fiscal year ended June 30, 2002 to 23.1% during the fiscal year ended June 30, 2003. The main components of administrative expenses of hotel operation are salaries, fees for services and depreciation and amortization.

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

(Loss) Income from Operations and Holdings of Real Estate Assets, net

(Loss) Income from operations and holdings of real estate assets, net, varied from one year to another, showing a gain of Ps. 68.3 million, having recovered from a loss of Ps. 46.8 million for the fiscal year ended June 30, 2002 to a gain of Ps. 21.5 million for the fiscal year ended June 30, 2003. The gain generated during fiscal year 2003 is mainly attributed to (i) the gain of Ps. 10.9 million stemming from the sale of stock in Valle de las Leñas; and (ii) a gain of Ps. 11.4 million attributed to the net recovery of the allowance for the devaluation of real estate. Furthermore, the loss reported the previous year is mainly attributed to (i) the setting up of the allowance for the devaluation of real estate for Ps. 82.6 million; which was partially offset by (ii) a gain of Ps. 35.8 million from the sale of our equity interest in Brazil Realty.

Operating Income

As a result of the foregoing, the total operating income recovered from a loss of Ps. 38.1 million during the fiscal year ended June 30, 2002 to a profit of Ps. 25.5 million during fiscal year 2003.

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

Hotels. Operating results from hotels recovered from a loss of Ps. 12.7 million during the fiscal year ended June 30, 2002 to a gain of Ps. 6.2 million for the fiscal year ended June 30, 2003.

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

Financial Results, net

Total net gains/losses on the financing of assets showed a recovery from a loss of Ps. 496.5 million during the fiscal year ended June 30, 2002 to a gain of Ps. 315.3 million during the fiscal year ended June 30, 2003. The main reasons for this recovery were (i) the exchange difference gain with regard to the previous year amounting to Ps. 506.8 million, owing to the appreciation of the Peso to the U.S. Dollar from 3.80 in 2002 to 2.80 in 2003, (ii) the Ps. 241.7 million gain on the financing of assets as compared with the previous year, among which it is worth highlighting the recognition of lower losses related to our equity interest mainly in Banco Hipotecario and Quantum, (iii) the discounts obtained during fiscal year 2003 amounting to Ps. 36.9 million through the prepayment of the debt with GSEM for approximately Ps. 26.0 million and from the accounting measurement as at June 30, 2003 of the debt with HSBC as compared with the amount settled subsequent to the financial closing date, which generated a discount of Ps. 10.7 million according to with Argentine GAAP, (iv) the Ps. 32.1 million gain obtained during fiscal year 2003 as a result of the adjustment made to our liabilities to fair market value at the established 8% annual market rate, changing the value of these debts which previously had a book value calculated at the rate in force at the time of refinancing, and (v) a reduction of Ps. 18.5 million with regard to the gains obtained in the previous year owing to the exposure to inflation of our monetary liabilities.

Equity (Loss) Gain from Related Parties

The net loss derived from affiliated companies changed, from a Ps. 4.6 million loss during the fiscal year ended June 30, 2002 to a Ps. 14.7 million loss during the fiscal year ended June 30, 2003. This decrease is mainly due to (i) the absence during fiscal year 2003 of the 2002 gain of approximately Ps. 2.1 million from our investment in Buenos Aires Trade & Finance Center due to the consolidation as from this year of this company’s results, (ii) the net loss for the year of Ps. 12.1 million stemming from the subsidiaries of APSA, Perez Cuesta and E-Commerce Latina, and (iii) the reduction during fiscal year 2003 of the Ps. 3.4 million gain from IRSA Telecomunicaciones. These factors were, partially offset by (i) the absence during fiscal year 2003 of the year 2002 loss of Ps. 4.6 million from our investment in APSA due to the consolidation as from this year of this company’s results and (ii) the absence during fiscal year 2003 of the 2002 loss of Ps. 3.6 from our investment in Brazil Realty due to the sale of our equity investment in this company.

Other (Expenses) Income, net

The Other expenses, net line showed a recovery of Ps. 3.6 million, from a loss of Ps. 4.5 million during the fiscal year ended June 30, 2002 to a loss of Ps. 0.9 million during the fiscal year ended June 30, 2003, primarily due to the net fluctuation generated by (i) the gain of Ps. 13.0 million obtained from the repurchase of Negotiable Obligations of APSA in the open market and (ii) the Ps. 4.2 million gain from the sale of fixed assets. These factors were partially offset by (i) the loss resulting from a contingency due to lawsuits amounting to Ps. 3.9 million, (ii) the higher charge for donations with regard to the previous year amounting to Ps. 5.6 million and (iii) the charge during the present fiscal year of Ps. 3.8 million in connection with the lawsuit between Llao Llao and Administración de Parques Nacionales.

Income (Loss) before Minority Interest and Taxes

As a result of the foregoing, the income (loss) before minority interest and taxes reflected an improvement with regard to the loss of Ps. 543.6 million during the fiscal year ended June 30, 2002, recording a gain of Ps. 318.6 million during fiscal year 2003.

Minority Interest

The minority interest decreased by Ps. 36.7 million, from a gain of Ps. 1.0 million during fiscal year 2002 to a loss of Ps. 35.7 million during fiscal year 2003, mainly due to the minority interest we recorded during fiscal year 2003 as a result of the consolidation of APSA, and stemming from our Ps. 35.2 million investment in this company recorded as a loss.

Income Tax and Asset Tax

Income tax decreased from an expense of Ps. 1.1 million during the fiscal year ended June 30, 2002, to a benefit of Ps. 3.5 million during the fiscal year ended June 30, 2003. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The change of Ps. 4.6 million is mainly due to the net impact of (i) the difference in the income tax charge corresponding to IRSA which represented a benefit of Ps. 49.4 million, having moved from an expense of Ps. 0.5 million corresponding to the asset tax for the year 2002 to a benefit of Ps. 48.9 million during fiscal year 2003, which includes a benefit of Ps. 49.9 million from deferred taxes and an expense of Ps. 1.0 million from the asset tax, (ii) the income tax charge for APSA, which represented an expense of Ps. 46.8 million at June 30, 2003, when there had been no charge in the previous year because the Company began consolidating its financial statements with this company this year and (iii) the deferred income tax charge corresponding to Llao Llao Resort S.A., which represented a benefit of Ps. 1.1 million.

Net (loss) Income for the Year

As a result of the foregoing, the net ordinary income for the year showed an improvement from a loss of Ps. 543.7 million during the fiscal year ended June 30, 2002 to a profit of Ps. 286.4 million during the fiscal year ended June 30, 2003.

Banco Hipotecario S.A.´s Results of Operations

Overview

We do not consolidate the consolidated financial statements of our subsidiary BHSA. However, according to Rule 3-09 of Regulation S-X we are required to file separate financial statements of significant subsidiaries. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with BHSA’s consolidated financial statements contained in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “expects”, “anticipates”, “intends”, “believes” and similar language. The actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this prospectus.

BHSA maintains its financial books and records in Pesos and prepares its financial statements in conformity with the policies of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribes the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”). A description of significant differences between Argentine Banking GAAP and Argentine GAAP are set forth in Note 6 to the consolidated financial statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the SEC. See Note 37 to the consolidated financial statements of BHSA for a description of the principal differences between Argentine Banking GAAP and US GAAP as they relate to BHSA, and a reconciliation to US GAAP of net income (loss) and shareholder’s equity.

Economic and social situation prevailing in Argentina.

During 2003 and 2004 the Argentine economy showed some signs of recovery after a four-year recession and one of the worst crises recorded in Argentina at the end of 2001. Interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing.

However, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The National Government’s ability to meet its obligations continues to be impaired.

A favorable outcome of the restructuring negotiations of the public debt being carried out with creditors is deemed to be essential to reduce uncertainty as to the fiscal financial outlook over the next few years.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law No. 25561 (Law on public emergency and exchange system reform) that changed the economic model and amended the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic measures, which were implemented through various legal regulations that significantly affected the banking business and the exchange system.

Listed below are some of the measures adopted by the Government that have been enacted at the date of issue of BHSA’s consolidated financial statements that affected or will affect BHSA’s economic and financial position.

Currency valuation system

By Decree 260 (Exchange Regime) on February 11, 2002 a single free exchange market system was established, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. Communication “A” 3471, complementary regulations and amendments established the necessary regulations for that market.

Loans in foreign currency

Under the terms of Law No 25561, Decree No 214 and complementary rules and amendments, loans in US Dollars or any other foreign currency granted by the Argentine financial system were converted into Pesos according to the following guidelines:

(i)	loans to the non-financial private sector, at the exchange rate of Ps. 1.00 per US Dollar or its equivalent in any other foreign currency;

(ii)	loans to the non-financial public sector, at the exchange rate of Ps. 1.40 per US Dollar or its equivalent in any other foreign currency; and

(iii)	loans to the financial sector, at the exchange rate of Ps. 1.40 per US Dollar or its equivalent in any other foreign currency.

As from February 3, 2002, those measures contemplate the application of CER (an adjusting index that measures the daily rate of change derived from the monthly change in the Consumer Price Index), to the loans granted to the non-financial private sector and to the non-financial public sector plus a fixed interest rate, depending on the type of operation.

Decree No 762/02 (and additional Law No 25713) of the Executive Branch amended the regulations mentioned in the preceding paragraph excluding from the application of CER those loans granted to individuals, as follows:

(i)	loan secured by mortgages on the primary dwelling of debtors, originally agreed in US Dollars up to Ps. 250,000,

(ii)	consumer loans in original principal amount of up to Ps. 12,000 or up to US$12,000 thousand or the equivalent in any other foreign currency, whether secured by a mortgage or not, and

(iii)	pledge consumer loans in original principal amount of up to Ps. 30,000 or US$30,000 thousand.

Those loans were adjusted as from October 1, 2002 by applying CVS.

Law 25796 established the elimination of the CVS as from April 2004.

Repayment of loans

On April 12, 2002, the Argentine Central Bank issued Communication “A” 3562 establishing that, based on Decree No. 469, the customers of financial institutions as of November 2, 2001 may repay their loans in national government securities in lieu of cash.

Furthermore, Decree No. 905 established that financial institutions must receive as payment for single-family mortgage loans, Argentine Government Bonds (BODEN) in payment from individuals who are holders of those securities.

Public-sector debt

Decree No. 1387/01 dated November 1, 2001 permitted financial institutions to exchange public-sector debt instruments and loans under the Promissory Note/Bond program for new loans called Secured Loans. Conversions were made at face value and at a one-to-one rate, in the same currency as that of the exchanged public-sector obligation.

Decree No. 471, dated March 8, 2002, established that the obligations of the national, provincial and municipal public sectors outstanding as of February 3, 2002, and denominated in US Dollars or any other currency, governed by Argentine law, were to be converted into Pesos at an exchange rate of Ps. 1.40 per US Dollar, or its equivalent in other foreign currency, with their principal adjusted by the CER.

The obligations of the national public sector converted into Pesos as explained above accrue interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt.

Decrees Nos. 644/02 and 79/03 established the steps to be taken by financial institutions to accept the new terms and conditions for receiving principal and/or interest payments on the secured loans. If financial institutions reject those terms and conditions, their situation will revert to the moment prior to the exchange.

On August 27, 2002, Decree No. 1579/02, instructed the Fiduciary Fund for Provincial Development to assume provincial debt instruments (government securities, bonds, treasury bills or loans) that were to be voluntarily converted into bonds (“BOGAR”) or loans (promissory notes) secured by the federal tax collection, under the terms established by such Decree.

Through Resolutions Nos. 539/02 and 611/02 dated October 25 and November 12, 2002, respectively, the Ministry of Economy established the unified calculation method applicable to debts encompassed by the conversion regime laid down by Decree No. 1579/02, and set a time limit for financial institutions having made offers to convert provincial public debt within the framework of Decree No. 1387/01 and complementary rules to declare their intention to withdraw those offers.

On November 19, 2002, the ministry of Economy issued Resolution No. 624/02, establishing the provincial public debt eligible to be exchanged for secured bonds and loans issued by the Fiduciary Fund for Provincial Development.

Deposits in foreign currency

Law No. 25561 and Decree No. 214 of the Executive Branch established that all deposits in US Dollars or other foreign currencies in the financial system as of January 6, 2002, were to be converted to Pesos at the exchange rate of Ps. 1.4 per US$1 or its equivalent in such other currency. These regulations also require financial institutions to make available such deposits to their customers in Pesos. CER and a minimum interest rate will be applied to these deposits.

Executive Branch Decrees 905/02, 1836/02 and 2167/02 granted owners of deposits the possibility of opting to exchange those deposits for foreign and Peso denominated government securities and the Argentine Central Bank granting advances to financial institutions for them to be able to meet exchange costs.

Lastly, by Decree 739/03 the Executive Branch authorized holders of deposits originally in US Dollars and subsequently pesified to request total or partial settlement of their deposits or certificates from financial entities based on a schedule established according to the original amount of the deposit.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, which was originally scheduled to last until December 10, 2003, and later extended until December 10, 2004.

On May 15, 2002, the National Congress passed Law 25589, which amended the Bankruptcy Law, the main points of which are as follows:

•	Reinstatement of the mechanism established by Section 48 of Law 24522, which allows creditors to acquire the share package of the debtor company, setting the conditions for preventing assets from being undervalued.

•	Other variables, such as the brand and the positioning on the market, have been established to determine the value of companies, in addition to the financial statements.

•	The term for the foreclosure of guarantees has been suspended for 180 calendar days, from the effective date of the above-mentioned law.

•	The exclusivity period for debtors to make creditors offers has been reduced from 180 days, under the previous law to 90-120 days.

•	Judges may revoke approval of the reorganization plan if they consider it to be grossly unfair for any of the parties.

•	Out-of-court reorganization plan: defaulting debtors or debtors undergoing general economic and financial difficulties may agree on an out-of-court reorganization plan with their creditors, subject to approval by the court. Upon approval of this reorganization plan all legal actions against the debtor will be suspended. The approved plan will have effects for all creditors.

Mortgage refinancing system

The following was established through Laws No. 25798 dated November 6, 2003 and regulated by Decree No. 1284/03:

•	Creation of a refinancing system for mortgagors that envisages a state trust fund to take over the obligations of debtors granted amounts of up to Ps. 100,000 for all types of loans guarantee by a single, permanently-inhabited home, who have defaulted between January 1, 2001 and September 11, 2003.

•	Creation of a restructuring unit for the purpose of analyzing the loans that become eligible within the terms of the current law, with the exception of the default, and which were granted prior to the effectiveness of the convertibility of the Austral established by Law 23928.

Preventive measures

As a result of the measures adopted by the Argentine Government, a significant number of claims against the National State and financial institutions were filed before the courts, requesting that deposits be returned in the currency in which they were originally made, as the measures were in breach of constitutional rights. At the date of BHSA’s financial statements, the final outcome and the amount of those claims were still unknown.

Financial System Restructuring Unit

On May 22, 2003, the Executive Branch issued Decree No. 1262 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero), which has been designed to define the strategy for the restructuring of the financial system. At the date of these financial statements, BHSA has complied with the requirements of that Unit.

Financial Regulation and Oversight Coordination Cabinet

Executive Branch Decree 476 dated April 20, 2004 established the creation of the Financial Regulation and Oversight Coordination Cabinet, the purpose of which will be to preserve the financial system stability, enhance financial intermediation and protect the users of financial services.

The impact generated by these circumstances on BHSA’s balance sheet and financial position as of June 30, 2004 was recognized in accordance with BCRA regulations and on the basis of estimates made by BHSA’s Management. As of the date of issue of these financial statements we cannot predict the impact of future changes in the economy on BHSA’s economic and financial position. Therefore, BHSA’s financial statements should be read in the light of such circumstances.

Compensation granted by the National Government to financial institutions.

•	Asymmetric pesification

Through Decree 905, the Government established the issuance of “National Government Compensating Bonds” to compensate financial institutions for the negative effects on their assets of the conversion into Pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into Pesos, as established by the above-mentioned regulations.

BHSA complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

•	National Government Compensating Bond in US Dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into Pesos at Ps. 1.00, for the exchange rate difference of Ps. 0.40, converted into Pesos at the Ps. 1.40 =US$1 rate: US$394,914 (consolidated amount).

•	National Government Hedge Bond in US Dollars, due 2012 (Section 29, subsection e). Hedge Bond - difference between assets and liabilities in US Dollars, net of the compensating bond: US$825,533 (consolidated amount).

In September 2002 the Argentine Central Bank credited US$356,015 in BODEN 2012 (consolidated amount), no bonds having been issued for the difference in the compensation amount requested.

For purposes of BHSA’s financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts, ii) the amount in respect of the right to collect the compensating and coverage bonds has been recorded in Other Receivables for financial Transactions – Receivable for Argentine Government Compensating and Hedge Bond - In foreign currency, iii) bonds delivered as collateral for Negotiable Obligations and secured facilities to banks, in Miscellaneous Receivables, and iv) the amount of the obligation to be assumed as a counterpart for the Hedge Bond, in Other liabilities for financial transactions - Argentine Central Bank.

As a result of the foreign currency denominated financial debt restructuring process and the fact that the Government has not yet concluded the compensation process for the asymmetric pesification established by Decree 905/02, BHSA’s computation of the overall net foreign currency position is temporarily mismatched. This has already been communicated to the Central Bank.

•	Asymmetric indexation

Law 25796, regulated by Decree 117/04, established a mechanism for compensating financial institutions for the effects generated by the application of the Salary Variation Index (CVS) to some of their assets, and the Reference Stabilization Index (CER), to some of their liabilities.

On March 12, 2004, BCRA Communication “A” 4114 established that financial institutions were to confirm their adherence to the compensation regime implemented by April 30, which included uncertain aspects regarding the compensation calculation method.

On April 29, 2004, the BCRA issued Communication “A” 4131 establishing an extension of the deadline for adhering to the regime laid down by Communication “A” 4114 for 15 calendar days as from the date on which the Ministry of Economy and Production answers the consultations made by the associations grouping financial institutions in the letter dated April 22, 2004.

Lastly, on May 3, 2004, Ministry of Economy and Production Resolution No. 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of “Peso-denominated National Government Bonds accruing interest at variable rates and due 2013” to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

On May 18, 2004, BHSA submitted letter No. 194 informing the Central Bank that it will not adhere to this regime, and stating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and expressly reserving its right to seek relief.

BHSA has recorded the effects of the compensation for asymmetric pesification as a positive contingency in memorandum accounts, and reserved its rights to receive compensation for the losses generated by application of general regulations, as a result of which it has applied the Salary Variation index (CVS) to certain assets and the Reference Stabilization Index (CER) to certain liabilities, as well as any other compensation that may arise.

Rehabilitation and regularization plan

Through resolution No. 213/02, the Board of Directors of the Argentine Central Bank requested BHSA to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of BHSA.

On April 17, 2002, BHSA submitted that Rehabilitation and Regularization plan to the Argentine Central Bank.

On August 21, 2002, new financial projections and complementary information were submitted to the Argentine Central Bank, which contemplated changes in the economic context subsequent to April 17, 2002; the variation between actual balances and balances projected as of May 31, 2002; the status of the refinancing of the debts that fell due in 2002; the status of the liabilities renegotiation during the second semester of 2002 (debt restructuring), a summary of modified financial projections and the recovery of the amounts due to the Argentine Central Bank, as required by the whereas clause No. 9 of Resolution No. 213/02 issued by the Board of Directors of that Entity.

Through Resolution No. 227 dated May 29, 2003, the Board of Directors of the Argentine Central Bank requested from BHSA the reformulation of the current Rehabilitation and Regularization Plan in order for the latter to contemplate the adequacy of the liquidity projections and to take the necessary steps to safeguard its solvency.

On June 18, 2003, BHSA submitted to the Argentine Central Bank the reformulation requested by the latter, stating the following points: i) progress in the negotiations for the restructuring of the external debt, ii) petitions for authorization to repay the assistance through the delivery of BODEN 2012 received from mortgage debtors, iii) expense reduction plan, iv) adherence to the procedure established by Section 8 of Decree 739/03 for the repayment of that assistance, with the alternative foreseen in Section 3 of Decree 1262/03, and v) certain analyses of the financial statements at December 31, 2002.

Treatment of assistance granted by the BCRA

Executive Branch Decree 739/03 and BCRA Communication “A” 3941 established that financial institutions which so request it shall repay the rediscount and advance balances in force at the date of that Decree and granted within the framework of Section 17 of Law 24144 and its amendments, in no more than 70 installments.

Subsequently, the Executive Branch issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and twenty (120) installments, each of which shall be equivalent to a percentage not lower than 0.40% of the adjusted principal amount.

On September 11, 2003, reformulated on February 4, 2004, BHSA submitted to the BCRA a schedule for the repayment of its debt for rediscounts received from the BCRA, as prescribed by Section 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen BHSA’s efficiency and profitability.

This schedule has been prepared on the basis of the balances of rediscounts and advances granted by the BCRA at March 28, 2003, which at that date amounted to Ps. 391,101, delivering as collateral for the assistance granted secured loans which, considered at their technical value, maintain a margin not lower than 125%. In that submission, BHSA contemplates the settlement of its debt over a maximum term of 89 months counted from March 31, 2004.

Through Resolution No. 3 dated February 5, 2004, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of the assistance established in Section 9, subsect. b) of Decree 739/03, which was adapted by BHSA according to the schedule mentioned in the preceding paragraph.

At the date of BHSA’s financial statements, BHSA had repaid principal and interest, according to that schedule.

Situation of BHSA

The Public Emergency and Foreign Exchange reform Law No. 25561 had significant impact on BHSA. BHSA’s assets that were originally denominated in foreign currency were “pesofied” Ps. 4,506.7 million (83.4% of total assets denominated in foreign currency), whereas only 20.2% (or Ps. 892.9 million) of its total liabilities were pesofied. The principal US Dollar or foreign currency equivalent assets including in the “pesofied” process were: i) post restructuring individual and construction mortgage loans, ii) public sector loans, iii) financial sector loans, iv) loans in trust pending securitization, v) certain Argentine government bonds, and vi) certificates of participation and bonds in mortgage trusts. The interest rates on virtually all BHSA’s “pesofied” assets and liabilities were indexed to either CVS or CER.

This crisis has severely impacted BHSA’s liquidity to the extent that cash from operations has proved to be insufficient to cover both its operating costs and its debt service. Given the effects of the Argentine economic conditions BHSA was unable to meet its foreign currency obligations as they became due.

The “pesification” of BHSA’s assets created a substantial currency mismatch with its non –”pesofied” foreign currency debt. The Hedge Bonds to be issued by the Argentine Government are designed to eliminate this currency mismatch. However, the Hedge Bonds yield approximately 2% whereas BHSA’s foreign currency liabilities yield approximately 10%. In addition, the Hedge Bonds will be funded by Peso-denominated Argentine Central Bank debt bearing interest at CER plus 2%.

As a result, on August 15, 2002 the Board of Directors of BHSA resolved to start a debt restructuring plan comprising BHSA’s obligation in Bonds and loans received from foreign banks and entities.

On January 14, 2004 BHSA concluded its debt restructuring process in which approximately US$ 1,208.4 million principal amount of bond and bank debt was restructured. Completion of the transaction was a significant step forward as it aligned BHSA’s principal and interest payments with its cash flow and helped it attain a manageable debt profile.

Consummation of the debt restructuring has enabled BHSA to regain financial stability and has improved its financial condition, allowing it to reach favorable liquidity and solvency ratios in the Argentine financial system. BHSA also has fully hedged its foreign currency obligations and achieved a liability structure with an average life in excess of six years and adequate net financial income and profitability ratios.

In addition to the positive effects derived from BHSA’s debt restructuring, the principal changes compared to the previous periods result from its loan portfolio due to the improvement in asset quality and the positive impact of the Coeficiente de Variación Salarial (CVS) index during the period.

Finally, BHSA made further progress in the implementation of its business diversification initiatives, including: i) an increase in loan products and lines of business and ii) development of new products, like credits cards (VISA) and pledge loans.

Exposure to the Public Sector

BHSA carries in its financial statements assets with the Public Sector amounting to Ps. 4,790,614, according to the following detail:

a)	Government securities for Ps. 527,531, of which Ps. 487,889 correspond to new instruments not subject to restructuring issued by the National Government (BODEN 2012 Ps. 160,131, BOCON PRO 12 Ps. 3,358, BODEN 2007 Ps. 24,949, BODEN 2008 Ps. 12,060, BOGAR Ps. 163,066 and LEBAC Ps. 124,325).

b)	Loans secured by the National Government for Ps. 608,216, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market. These loans have been recognized under the Loans caption.

c)	Loans to the provincial and municipal public sectors for Ps. 142,237.

d)	Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps. 2,654,717, pursuant to Sections 28 and 29 of Decree 905/02.

e)	Miscellaneous receivables for Ps. 857,913, corresponding to assets transferred to the trust as collateral for the bonds and secured facilities derived from the debt exchange, of which 59,835 correspond to National Government Secured Loans and Ps. 759,843, to BODEN 2012, Guaranteed Loans and BODEN 2012 deposited as collateral for the currency swap transaction for Ps. 1,739 and Ps. 36,496, respectively.

Furthermore, liabilities with the BCRA recorded at June 30, 2004 amount to Ps. 2,208,179, the related items being: i) refinanced advances and rediscounts to cover lack of liquidity for Ps. 399,679, included in the matching laid down by Decree 1262/02, and advances for Ps. 1,808,500 to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

As established by Decree 1262/03, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of assistance granted according to the schedule presented. Through the procedure described in the above-mentioned norms, BHSA has delivered its holding of secured loans as collateral for this obligation, and that assistance will be amortized with the proceeds of those assets. The average duration of the secured loans provided as collateral is longer than the term requested to refinance those advances.

In addition, Decree 905/02 sets forth in Section 17 that in the event of default by the National State on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication “A” 4084 dated January 30, 2004, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of providing of collateral.

In view of the above, BHSA’s high exposure to the National Public Sector must be considered in the light of the liabilities assumed with the BCRA.

Comprehensive financial debt restructuring.

Due to the economical and social situation described and its impact on the financial system, on August 15, 2002 the Board of Directors of BHSA resolved to start a debt restructuring plan comprising BHSA’s obligations on approximately Ps. 2,849,254 and on approximately Ps. 889,551 of loans received from foreign banks and other entities, both balances at December 31, 2003.

As of August 16, 2002, following the Board’s resolution BHSA postponed the servicing of the debt until a successful restructuring is completed. BHSA reported the event to the Argentine Central Bank, the CNV and the Buenos Aires Stock Exchange on August 16, 2002.

On August 14, 2003, BHSA presented its restructuring proposal which consisted of the following:

•	Existing Dollar- or Euro-denominated noteholders were offered to exchange their notes for new notes at par due 2013 (“At-par Offering”). Creditors who select the At-par Offering will receive new notes for 90% of the face value of the notes surrendered plus new notes for 10% of the face value of the notes surrendered, if elections are made prior to September 15, 2003; and a cash payout for unpaid interest between August 16, 2002 and September 15, 2003. Creditors who select the At-par Offering are also entitled to participate in an additional second offering which will be concurrently done.

•	Under the second offering, noteholders may select a cash payment option (“Offering in cash”) or an option to receive new secured notes with a shorter maturity date (“Offering of secured negotiable obligations”).

•	Creditors who select the Offering in cash will receive a cash payment equal to 45% of the face value of the notes surrendered plus an additional cash payment for unpaid interest.

•	Creditors who select the Offering of secured negotiable obligations will receive new secured notes for a face value equivalent to 70% of the face value of the notes surrendered plus a cash payment for unpaid interest. The new notes are secured by a trust comprised of BODEN securities and other secured loans for at least 110% of the face value of the new notes. Creditors will also be entitled to receive a contingent payment based on the appreciation in the value of the shares of BHSA (StARS). The StARS may be paid in cash, in Class D shares or a combination of both. The StARS will be paid only on the due date of the new secured notes based on the valuation method described in the offering documents. The StARS are not detachable from the new secured notes.

By means of the restructuring proposal, BHSA invited creditors to execute an out-of-court restructuring agreement provided that the restructuring plan is successful, consents to execute the plan are received for more than 75% of BHSA´s creditors and the plan is approved by at least 66.6% of each class of creditor affected by the plan. The plan will also require judicial approval.

The restructuring was subject to certain limitations and conditions, including the amounts available for ¨Offerings in cash¨ and the amounts of the new secured obligations to be issued. BHSA will earmark up to US$ 60,000 to the ¨Offering in cash¨ and issue new secured negotiable obligations for up to US$ 300,000. Bank creditors may also participate in the ¨Offering in cash¨ and the ¨Offering of secured negotiable obligations¨.

The Offering was also subject to the restructuring of the bank debt (with a participation of at least 90%) and to the obtaining of a participation of at least 90% of the existing negotiable obligations.

The new notes would not be registered in the United States of America.

Finally, on December 29, 2003 the term for receiving exchange offers expired and BHSA accepted all existing validly offered securities in compliance with the conditions for BHSA’s exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, this debt was settled.

The total final principal on validly offered securities existing as of December 29, 2003 was Ps. 2,662,242, representing approximately 93% of the total principal on the outstanding securities existing at that date. Of the final amounts validly offered, approximately 77% (Ps. 2,060,861) opted to receive long-term securities, approximately 7% (Ps. 168,054), cash and approximately 16% (Ps. 433,325) guaranteed securities.

Of a total principal amount of Ps. 889,551 on the bank debt existing at December 29, 2003, 100% participated in its simultaneous restructuring. Of the participating amounts, approximately 20% (Ps. 187,403) opted to receive long-term loans, approximately 10% (Ps. 98,354), cash and approximately 70% (Ps. 607,956), secured loans.

The following table shows the amounts and percentages of the existing securities offered for exchange by series (the amounts shown in foreign currency are expressed in thousands of US Dollars or Euros).

Existing US Dollar-denominated securities

Series	Description	Total outstanding principal amount		Total principal amount offered		Percentage of outstanding amount offered
Series I	Securities at 10% due April 17, 2003	US$	297,460	US$	282,459	95.0%
Series III	Securities at 10,625% due August 7, 2006	US$	13,108	US$	12,371	94.4%
Series IV	Securities at 13% due December 3, 2008	US$	4,810	US$	3,900	81.1%
Series VI	Securities at 12,25% due March 15, 2002	US$	7,598	US$	6,756	88.9%
Series XVI	Securities at 12,625% due February 17, 2003	US$	125,000	US$	113,729	91.0%
Series XXIV	Securities at 9% due March 15, 2005	US$	114,312	US$	105,745	92.5%
	Total	US$	562,288	US$	524,960	93.4%

Existing Euro-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series XVII	Securities at 9% due March 27, 2002	€1,815	€1,079	59.4%
Series XXII	Securities at 8,75% due October 18, 2002	€3,713	€3,471	93.5%
Series XXIII	Securities at 10,75% due February 6, 2004	€150,000	€137,702	91.8%
Series XXV	Securities at 8% due June 15, 2005	€170,829	€163,021	95.4%
	Total	€326,357	€305,273	93.5%

The amounts in the preceding tables include US$ 29,342, equivalent to Ps. 86,061, corresponding to total principal on existing securities held by the Bank.

US Dollar-denominated bank debt

Facility	Total outstanding principal amount		Total principal amount offered		Percentage of outstanding amount offered
IFC loan	US$	25,000	US$	25,000	100%
USCP loan	US$	102,500	US$	102,500	100%
OPIC loan	US$	81,736	US$	81,736	100%
Derivatives	US$	10,106	US$	10,106	100%
Total	US$	219,342	US$	219,342	100%

Peso-denominated bank debt

Facility	Total outstanding principal amount		Total principal amount offered		Percentage of outstanding amount offered
Syndicated loan	Ps.	105,000	Ps.	105,000	100%
Citibank facility plan		120,029		120,029	100%
Derivatives		21,191		21,191	100%
Total	Ps.	246,220	Ps.	246,220	100%

On January 14, 2004, the following amounts in new notes and cash were exchanged to existing noteholders.

New notes

Description	CUSIP	ISIN	Principal amount
US Dollar-denominated securities due 2013	P1330H AZ 7	USP1330HAZ75	US$	410,904
Euro– denominated securities due 2013	—	XS0175068971		€256,218
Secured securities due 2010	P1330H BA 1	USP1330HBA 16	US$	107,941

New bank debt

Description	Due date	Principal amount
Secured facility in Pesos	2010	Ps.	214,174
Secured facility in US Dollars	2010	US$	86,333
Long-term facility in US Dollars at a fixed rate	2013	US$	50,316
Long-term facility in US Dollars at floating rates	2013	US$	13,579

Payments in cash

Description	Amounts in US Dollars		Amounts in Euros
Payments for offering in cash	US$	30,936	€8,746
Payments for accrued and unpaid interest (a)	US$	34,183	€11,497

(a)	Includes (i) payment to existing noteholders for accrued interest from August 16, 2002 to September 15, 2003 at an annual rate of 3% and (ii) interest payment on the new notes as if those notes would have been issued on September 15, 2003; such interest calculated at rates applicable to the new notes as described in the offering document issued on December 8, 2003.

Based on the final validly offered amounts, and on the simultaneous restructuring of the Bank’s existing bank debt, no proration factor has been applied to the cash or secured debt options.

As of June 30, 2004, BHSA recognized the effects of the restructuring as follows (i) a gain of Ps. 231,998 and Ps. 254,404 for restructuring of notes and financial loans, respectively, due to the reduction in principal amounts (under the “Gain on restructuring of notes” and “Gain on restructuring of financial loans” line items in the statement of income); (ii) a gain of Ps. 209,280 for lower interest accrued in 2003 (recorded as an adjustment to financial expenses); (iii) a gain of Ps. 88,016 for lower interest accrued in 2002 (recorded as an adjustment to other profits line item in the statement of income) and (iv) the establishment of a reserve for Ps. 59,271 for the StARS.

As discussed in the previous paragraphs, the new notes are secured by the establishment of a Trust under Argentine law. In December 2003, BHSA, as trustor, and ABN AMRO Bank N.V., as trustee, entered into a Trust Agreement, pursuant to which BHSA transferred government securities (BODEN 2012) and secured loans to the Trust. The Trust will maintain these assets for the benefit of the new secured noteholders. The Trust was established to secure principal and interest payments on the new notes. The Trust´s assets consist only of the securities and loans transferred by BHSA and their respective proceeds.

After January 14, 2004, the exchange transaction settlement date, BHSA continued to exchange negotiable obligations with holders adhering to the offering late. At June 30, 2004, the face value of the obligations exchanged amounted to US$ 5,250 and Euro 8,126.

In August 2004 BHSA paid the first debt amortization installment.

Exposure to the Public Sector

As of the date of BHSA’s consolidated financial statements, BHSA has Ps. 4,790,614, in government-related assets:

a)	Government securities for Ps. 527,531, of which Ps. 487,889 corresponding to securities not subject to sovereign-debt restructuring (BODEN 2012 Ps. 160,131, BOCON PRO 12 Ps. 3,358, BODEN 2007 Ps. 24,949, BODEN 2008 Ps. 12,060, BOGAR Ps. 163,066 and LEBAC Ps. 124,325).

b)	Government-secured loans by the National Government for Ps. 608,216, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market.

c)	Loans to the provincial and municipal governments for Ps. 142,237.

d)	Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps. 2,654,717 pursuant to Sections 28 and 29 of Decree 905/02.

e)	Miscellaneous receivables for Ps. 857,913 corresponding to assets transferred to the trust as collateral for the bonds and secured facilities derived from the debt exchange, of which 59,835 correspond to Government-secured loans and Ps. 759,843, to BODEN 2012, Guaranteed Loans and BODEN 2012 deposited as collateral for the currency swap transaction for Ps. 1,739 and Ps. 36,496, respectively.

As of the date of these financial statements, BHSA has Ps. 2,208,179 in government related liabilities refinanced advances and rediscounts to cover lack of liquidity for Ps. 399,679, included in the matching laid down by Decree 1262/02, and advances for Ps. 1,808,500 to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

As established by Decree 1262/03, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of assistance granted according to the schedule presented. Through the procedure described above, BHSA has delivered its holding of secured loans as collateral for this obligation, and that assistance will be amortized with the proceeds of those assets. The average duration of the secured loans provided as collateral is longer than the term requested to refinance those advances.

In addition, Decree 905/02 envisages in its Section 17 that in the event of default by the National Government on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication “A” 4084 dated January 30, 2004, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

In view of the above, BHSA’s high exposure to the National Public Sector must be considered in the light of the liabilities assumed with the BCRA.

Twelve month periods ended June 30, 2004 and 2003

General

The following table sets forth the principal components of our net income for the period ended June 30, 2004 and 2003.

	Periods ended June 30,				% Change
	2004		2003		2004/2003
	(in millions of Pesos except for percentages)
Financial income	Ps.	1,177.8	Ps.	512.6	129.8%
Financial expenses		(208.5)		(1,241.7)	(83.2)
Net financial income		969.3		(729.1)	233.0
Provision for losses on loans		—		(122.0)	(100.0)
Net contribution from insurance		39.0		36.9	5.7
Other income from services		24.7		37.7	(34.2)
Other expenses on services		(25.1)		(31.3)	(19.8)
Administrative expenses		(133.3)		(119.9)	11.2
Miscellaneous income (loss), net		3.2		(132.9)	(102.4)
Monetary adjustment		—		(218.0)	(100.0)
Minority interest		(7.8)		7.9	(198.7)
Income tax		(3.6)		—	100.0

Net income (loss)	Ps.	866.6	Ps.	(1,270.7)	(168.2)%

Net Income (Loss)

BHSA’s net income increased to Ps.866.6 million for the period ended June 30, 2004 from a net loss of Ps. (1,270.7) million for the period ended June 30, 2003. This increase was primarily as a result of:

•	a higher financial income as a result of the cut off in the principal amounts of bonds and financial debt with financial entities and the positive effect of the prepayment of financial debt, and as a result of the CVS index application in the individual loan portfolio previously pesified,

•	lower financial expenses due to the lower interest rate offered to creditors in BHSA’s debt restructuring process, and as a result of lower interest rates and CER on Argentine Central Bank loans and advances,

•	higher net miscellaneous income, as a result of lower interest rates offered to creditors corresponding to prior years, according to the effective date of restructuring debt, partially offset by higher miscellaneous expenses as a result of provisions related to taxes and expenses due to BHSA’s debt restructuring process and the recording of the Stock Appreciation Right granted to creditors under the medium –term guaranteed debt,

•	no provision for losses on loans due to an improvement in BHSA’s individuals loan portfolio and no significant additional impairment of the individual loan portfolio,

•	there were no monetary adjustments due to the suspension of the inflation adjustment application effective as of March 1, 2003, and

•	higher minority interest due to the improvement in the income from the activity of BHSA’s consolidated subsidiaries.

Financial Income

The following table sets forth the principal components of our financial income, for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,				% Change
	2004		2003		2004/2003
	(in millions of Pesos except for percentages and basis points)
Financial Income:
Interest on loans and other receivables	Ps.	226.4	Ps.	262.1	(13.6)%
Income from restructuring of bonds		232.0		—	100.0
Income from restructuring of financial loans		254.4		—	100.0
Income from Guaranteed loans		54.9		35.9	52.9
CVS index on pesified loans		121.3		11.8	927.9
CER index on pesified loans		40.0		156.8	(74.5)
Prepayment bonds and other financial loans restructured at discount		66.2		—	100.0
Government securities and other investment		130.7		—	100.0
Compensatory and hedge bonds		29.2		21.6	35.2
Others		22.6		24.4	(7.4)

Total	Ps.	1,177.8	Ps.	512.6	129.8%

BHSA’s financial income increased 129.8 % to Ps. 1,177.8 million for the period ended June 30, 2004 as compared to Ps. 512.6 million for the period ended June 30, 2003 primarily as a result of:

•	a cut off in the principal amount of bonds and financial debt with financial entities, as a result of BHSA’s financial debt restructuring,

•	the positive effect of the prepayment of financial debt,

•	application of the CVS index on BHSA’s mortgage loan portfolio to individuals previously pesified,

•	higher income from government securities and other investments due to the appreciation of certificates of participation in financial trust and the appreciation of marketable securities held by BHSA,

•	higher income from guaranteed loans, as a result of higher average balance,

•	higher income from Compensatory Bonds and Hedge Bonds as a result of accrued interest,

These factors were partially offset by:

•	Lower income from pesified loans due to a decrease in the CER index,

•	lower income from loan portfolio as a result of lower average balances, partially offset by an improvement in our asset quality.

Financial Expenses

The following table sets forth information regarding our financial expenses, for the periods ended June 30, 2004 and 2003.

	Period ended June 30,				% Change
	2004		2003		2004/2003
	(in millions of Pesos, except for percentages and basis points)
Financial Expenses:
Bonds and similar obligations	Ps.	(44.1)	Ps.	121.5	(136.3)%
Borrowings from Argentine Central Bank		127.4		316.1	(59.7)
Borrowings from banks		27.3		509.0	(94.6)
Effects of changes in exchange rates.		70.5		287.5	(75.5)
Other		17.3		4.1	321.9
Contributions and taxes on financial income		10.1		3.5	188.6

Total	Ps.	208.5	Ps.	1,241.7	(83.2)%

BHSA’s financial expenses for the period ended June 30, 2004 decreased 83.2% over BHSA’s financial expenses for the period ended June 30, 2003 primarily as a result of:

•	the impact of a decrease in interest rates on bonds and interbank loans which were restructured, from an average annual interest rate of 10% to approximately 3% during the twelve month period ended June 30, 2004;

•	a decrease in interest rates and CER on Argentine Central Bank borrowings and borrowing from banks; and

•	lower effects of changes in exchange rates as a result of the stabilization of the Argentine Economy.

Provision for Losses on Loans

The following table sets forth our provision for loan losses for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,				% Change
	2004		2003		2004/2003
	(in millions of Pesos, except for percentages)
Provision for loan losses	Ps.	—	Ps.	122	(100.0)%

Total	Ps.	—	Ps.	122	(100.0)%

Charge-offs	Ps.	177.8	Ps.	155.7	14.2.0%

During the period ended June 30, 2004, BHSA did not record any provision for loan losses as a result of the increase on the asset quality. During the period ended June 30, 2003, BHSA recorded Ps. 122.0 million provision related to BHSA’s post 1991 loans portfolio due to the increase in non-performing construction loans and related to BHSA’s pre-1991 and post-1991 loans to individuals to reflect our policy adopted in 2002 to maintain loan loss reserves in an amount of approximately 70% of all non-performing loans to individuals.

Net Contribution from Insurance

The following table sets forth the principal components of BHSA’s net contribution from insurance for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,				% Change
	2004		2003		2004/2003
	(in millions of Pesos except for percentages)
Insurance premiums earned:
Life	Ps.	28.0	Ps.	29.4	(4.8)%
Property damage		14.5		13.9	4.3
Unemployment		1.8		1.9	(5.3)
Other		2.0		1.4	42.9

Total premiums earned	Ps.	46.3	Ps.	46.8	(1.0)%
Insurance claims expensed:
Life		Ps. 6.6		Ps. 8.0	(17.5)%
Property damage		0.2		1.0	(80.0)
Unemployment		0.3		0.7	(57.1)
Other		0.2		—	100.0

Total claims expensed	Ps.	7.3	Ps.	9.9	(26.3)%

Net contribution from insurance	Ps.	39.0	Ps.	36.9	5.7%

BHSA’s net contribution from insurance increased 5.7% for the period ended June 30, 2004 compared to the period ended June 30, 2003, primarily due to a 26.3% decrease in insurance claims paid (life and property damage), partially offset by lower premiums earned due to lower average loan balances.

Other Income from Services

The following table includes the principal components of BHSA’s other income from services for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,				% Change
	2004		2003		2004/2003
	(in millions of Pesos except for percentages)
Loan servicing fees from third parties	Ps.	18.6	Ps.	21.9	(15.1)%
FONAVI commissions		2.9		2.9	—
Other		3.3		12.9	(74.4)

Total	Ps.	24.7	Ps.	37.7	(34.2%)

BHSA’s other income from services decreased 34.2% for the period ended June 30, 2004 compared to the period ended June 30, 2003 principally due to lower average loan balances.

Other Expenses on Services

The following table includes the principal components of BHSA’s other expenses on services for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,				% Change
	2004		2003		2004/2003
	(in millions of Pesos, except for percentages)
Structuring and underwriting fees	Ps.	14.2	Ps.	23.3	(39.1)%
Commissions on third party originations		0.4		0.6	(33.3)
Collections		2.2		2.4	(8.3)
Banking services		4.2		2.0	110.0
Other		3.0		2.3	(30.4)

Total	Ps.	24.0	Ps.	30.6	(21.6)%

Contributions and taxes on income from services		1.1		0.7	57.1

Total	Ps.	25.1	Ps.	31.3	(19.8)%

BHSA’s other expenses on services decreased 19.8% from Ps.31.3 million in the period ended June 30, 2003 to Ps. 25.1 million for the period ended June 30, 2004, primarily due to lower commissions paid in connection with structuring and underwriting fees. This decrease in other expenses on services was partially offset by an increase in banking services as a result of higher expenses on services incurred by BHSA in connection with its new financial products.

Administrative Expenses

The following table sets forth the principal components of BHSA’s administrative expenses for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,				% Change
	2004		2003		2004/2003
	(in millions of Pesos, except for percentages)
Salaries and social security contributions	Ps.	72.6	Ps.	69.1	5.1%
Fees and external administrative services		13.3		9.0	47.8
Maintenance and repair		31.6		30.9	2.6
Advertising expenses		2.7		0.5	440.0
Value added tax and other taxes		9.5		8.3	14.5
Other		3.6		2.1	66.7

Total	Ps.	133.3	Ps.	119.9	11.2%

BHSA’s administrative expenses increased 11.2 % from Ps. 119.9 million for the period ended June 30, 2003 to Ps. 133.3 million for the period ended June 30, 2004 primarily as a result of:

•	an increase in advertising expenses related to BHSA’s efforts to develop its strategy of becoming a diversified financial institution,

•	higher fees for administrative services as a result of BHSA’s financial debt restructuring advisory services,

•	an increase in taxes related to higher advertising expenses, and

•	an increase in salaries and social contributions due to higher salaries in BHSA’s subsidiaries.

Miscellaneous Income

The following table sets forth BHSA’s miscellaneous income for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,				% Change
	2004		2003		2004/2003
	(in millions of Pesos, except for percentages)
Penalty interest	Ps.	11.5	Ps.	14.5	(20.69)%
Loan loss recoveries		53.3		50.1	6.39
Gain on restructuring debt		88.0		—	100.0
Recovery provisions of loan losses		30.0		—	100.0
Other		21.1		6	251.6

Total	Ps.	203.9	Ps.	70.6	188.81%

BHSA’s miscellaneous income increased to Ps. 203.9 million for the period ended June 30, 2004 from Ps. 70.6 million for the period ended June 30, 2003, primarily as a result of:

•	the reduction in interest rates corresponding to prior years as a result of the debt restructuring process;

•	higher income from subsidiaries included in Other Miscellaneous Income, and

•	recovery of provision for loan losses on Public Sector.

Miscellaneous Expenses

The following table sets forth the principal components of BHSA’s miscellaneous expenses for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,				% Change
	2004		2003		2004/2003
	(in millions of Pesos, except for percentages)
Provision for lawsuits contingencies	Ps.	37.8	Ps.	36.0	(5.0)%
Provision for other contingencies and miscellaneous receivables		4.5		7.5	(40.0)
Provision StAR granted creditors under guaranteed debt		59.3		—	100.0
Miscellaneous assets loss		9.7		—	100.0
Prepayment mortgage loans at discount		8.2		51.6	(84.1)
Provision for taxes		32.0		—	100.0
Provision for administrative organization		3.9		48.0	(91.9)
Difference in compensatory and hedge bonds		4.7		49.3	(84.1)
Provision for restructuring expenses		36.5		—	100.0
Other		4.1		11.2	(40.3)

Total	Ps	200.7	Ps.	203.6	(1.4)%

BHSA’s miscellaneous expenses decrease to Ps. 200.7 million for the period ended June 30, 2004 from Ps 203.6 million for the period ended June 30, 2003, primarily as a result of :

•	lower provisions for administrative organization related to severance payments and early retirement plan implemented during late 2002;

•	lower provisions for certain differences under discussion with Argentine Central Bank related to the asymmetric pesification compensation; and

•	lower expenses attributable to the campaign during 2002 which promoted the early prepayments of pre-1991 and post-1991 loans at a discount.

This decrease was partially offset by :

•	provisions due to the recording of the stock appreciation rights granted to creditors under the guaranteed debt;

•	expenses and taxes related to expenses paid on BHSA’s financial debt restructuring process; and

•	loss on sales of miscellaneous assets.

Income Tax

Prior to January 1, 1996, BHSA was exempt from payment of income tax. Beginning January 1, 1996, BHSA was only exempt from payment of income tax on income attributable to its residential mortgage lending activities. Effective October 1997, as a result of its conversion to a “sociedad anónima”, BHSA became subject to payment of income tax in Argentina except on its income attributable to mortgage loan commitments made prior to that date.

As a general rule, Argentine tax law allows the deduction of expenses related to a business activity if profits from that activity are taxable. If an enterprise engages in both taxable and non-taxable businesses activities, as BHSA does, the portion of its business expenses related to the taxable business may be determined by direct allocation of expenses to particular business activities or by the apportionment method. The Argentine tax code gives preference to the direct allocation method of accounting over the apportionment method in determining deductible expenses, providing that the apportionment method may only be used in circumstances where it is not possible to make direct allocation of expenses to taxable income.

Until December 31, 1998, BHSA determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income. Since the year ended December 31, 1999, income tax has been calculated taking account of the direct relationship between expenses and the taxable or non-taxable income to which those expenses relate. The apportionment method has only been used for those expenses that are not directly allocable to the income producing sources.

BHSA has filed income tax returns for each of 2002, 2003 and 2004, which were prepared in compliance with the aforementioned methodologies. As a result, BHSA has recorded tax loss carry forwards for each of 2002, 2003 and 2004 of Ps. 162.7 million, Ps. 3,131.6 million, and Ps. 2,086.5 million, respectively. We expect to have no income tax payable for 2005. Currently, the application of such methodologies for tax deductions is subject to review by the Administración Federal de Ingresos Públicos—Dirección General Impositiva, the Federal Public Income Administration or “AFIP”, and as of the date hereof the AFIP has not rendered a ruling in connection with this matter either upholding or rejecting the methodology described above.

Twelve month periods ended June 30, 2003 and 2002

General

The following table sets forth the principal components of BHSA’s net income for the periods ended June 30, 2003 and 2002:

	Periods ended June 30,				% Change 2003/2002
	2003		2002
	(in millions of Pesos, except for percentages)
Financial income	Ps.	512.6	Ps.	1,119.7	(54.2)%
Financial expenses		(1,241.7)		(972.6)	27.7
Net financial (expense) income		(729.1)		147.1	(595.6)
Provision for losses on loans		(122.0)		(438.6)	(72.2)
Net contribution from insurance		36.9		79.9	(53.8)
Other income from services		37.7		60.8	(38.0)
Other expenses on services		(31.3)		(63.2)	(50.4)
Administrative expenses		(119.9)		(234.4)	(48.8)
Miscellaneous (loss) income, net		(132.9)		77.6	(271.3)
Monetary adjustment		(218.0)		(2,166.6)	(89.9)
Minority interest		7.9		19.3	(59.1)
Absorption of the compensation bond effect		—		359.2	(100.0)
Income tax		—		(2.6)	(100.0)

Net loss	Ps.	(1,270.7)	Ps.	(2,161.6)	(41.2)%

Net Income (Loss)

BHSA’s net loss for the period ended June 30, 2003 of Ps. 1,270.7 was Ps. 890.9 lower than the Ps. 2,161.6 million loss recorded in the period ended June 30, 2002, principally due to :

•	a significant decrease in the effect of inflation on net monetary assets as a result of a lower increase in the WPI and the suspension of inflation accounting effective as of March 1, 2003;

•	lower provisions for loan losses as a result of a significant improvement in the portfolio of performing loans compared to the significant deterioration experienced on BHSA’s mortgage loan portfolio during the period ended June 30, 2002;

•	higher financial expenses as result of an increase of additional charges due to the suspension of Bonds and similar obligation repayment, partially offset by lower expenses on Argentine Central Bank borrowings reflecting lower average interest rates and a reduction in the CER; and

•	lower administrative expenses resulting from BHSA’s ongoing internal restructuring and work force reductions.

These effects were partially offset by:

•	a decrease in financial income from mortgage loans as a result of the continued suspension of new loan originations, prepayments and scheduled amortization of principal on BHSA’s outstanding loan portfolio, partially offset by the impact of the CVS to its portfolio of loans that were previously pesified;

•	lower other income from services due to the suspension of new loan originations,

•	lower insurance activity resulting from the suspension of new loan originations, partially offset by new insurance product offerings;

•	the impact of the appreciation of the Peso with respect to the US Dollar and other foreign currencies on BHSA’s net positive position in foreign currency during the twelve month period ended June 30, 2003, and

•	the absorption of the difference caused by the asymmetric pesification.

Financial Income

The following table sets forth the principal components of BHSA’s financial income, average interest-earning assets and average rates earned for the periods ended June 30, 2003 and 2002.

	Periods ended June 30,				% Change
	2003		2002		2003/2002
	(in millions of Pesos, except for percentages and basis points)
Financial Income:
Interest on loans and other receivables	Ps.	262.1	Ps.	592.7	(55.8)%
Guaranteed loans		35.9		26.0	38.3
CVS index on pesified loans		11.8		—	100.0
CER index on pesified loans		156.8		203.8	(23.1)
Compensatory and hedge bonds		21.6		38.8	(44.2)
Effects of changes in exchange rates		—		181.4	(100.0)
Others		24.4		77.0	(68.3)

Total	Ps.	512.6	Ps.	1,119.7	(54.2)%

BHSA’s financial income for the period ended June 30, 2003 totaled Ps.512.6 million, a decrease of 54.2% from our financial income of Ps. 1,119.7 million for the period ended June 30, 2002. This decrease was mainly due to:

•	a decrease in income on loans and other receivables as a result of prepayments, scheduled amortization of BHSA’s loan portfolio and suspension in origination of new loans;

•	lower effects on changes in exchange rates, as a result of the appreciation of the Argentine Peso;

•	lower income from loans and other financial income due to a decrease in the CER index;

•	lower income from compensatory and hedge bonds as a result of adjustments according to Central Bank requirements, and

•	these factors were partially offset by the application of the CVS index on BHSA’s mortgage loan portfolio to individuals previously pesified.

Financial Expenses

The following table sets forth information regarding BHSA’s financial expenses, average interest-bearing liabilities and average interest rates paid for the periods ended June 30, 2003 and 2002.

	Period ended June 30,			% Change
	2003		2002	2003/2002
	(in millions of Pesos, except for percentages)
Financial Expenses:
Bonds, borrowings from Banks and similar obligations	Ps.	634.6	509.3	24.6%
Borrowings from Central Bank		316.1	444.3	(28.8)
Effects of changes in exchange rates		287.5	—	100.0
Contributions and taxes on financial income		3.5	19.0	(81.6)

Total	Ps.	1,241.7	972.6	27.7%

BHSA’s financial expenses for the period ended June 30, 2003 were Ps. 1,241.7 million, 27.7% higher of Ps. 972.6 million recorded in the period ended June 30, 2002. This increase was mainly due to:

•	The appreciation of the Peso against the US Dollar and other foreign currencies which had an adverse effect on BHSA’s external liabilities denominated in foreign currency, and

•	higher interest in bonds, borrowings from banks an similar obligations, as a result of the decision of the board of directors of BHSA to start restructuring its debt.

This decrease was partially offset by:

•	lower expenses from Argentine Central Bank advances that resulted from lower average interest rates payable on Argentine Central Bank borrowings, including short term liquidity advances and additional advances expected to be incurred in the future in order to acquire additional BODEN and a reduction in the CER.

Provision for Loans Losses

The following table sets forth BHSA’s provision for loan losses for the periods ended June 30, 2003 and 2002.

	Periods ended June 30,				% Change
	2003		2002		2003/2002
	(in millions of Pesos, except for percentages)
Provision for loan losses	Ps.	122	Ps.	438.6	(72.2%)
Inflation adjustment

Total	Ps.	122	Ps.	438.6	(72.2%)

Charge-offs	Ps.	155.7	Ps.	174.9	(10.9%)

BHSA’s provisions for losses on loans decreased to Ps.122 million in the period ended June 30, 2003, from Ps. 438.6 million for the year ended June 30, 2002, principally as a result of improvement in BHSA’s portfolio of performing loans compared to the significant deterioration experienced on its mortgage loans during 2002.

Net Contribution from Insurance

The following table sets forth the principal components of BHSA’s net contribution from insurance for the periods ended June 30, 2003 and 2002.

	Periods ended June 30,				% Change
	2003		2002		2003/2002
	(in millions of Pesos, except for percentages)
Insurance premiums earned:
Life	Ps.	29.4	Ps.	65.6	(55.2)%
Property damage		13.9		30.5	(54.4)
Unemployment		1.9		4.6	(58.7)
Other		1.6		—

Total premiums earned	Ps.	46.8	Ps.	100.7	(53.5)%
Insurance claims expensed:
Life	Ps.	8.0	Ps.	16.5	(51.5)%
Property damage		1.0		1.4	(28.6)
Unemployment		0.9		2.9	(68.9)

Total claims expensed	Ps.	9.9		20.8	(52.4)%

Net contribution from insurance	Ps.	36.9	Ps.	79.9	(53.8)%

Net contribution from insurance activities of Ps. 36.9 million during the period ended June 30, 2003 decreased by Ps.43.0 million compared to the year ended June 30, 2002. This decrease was mainly due to lower premiums charged during the period ended June 30, 2003, that resulted from decrease in the number of loans with respect to which we provide insurance coverage during the period ended June 30, 2002, partially offset by a decrease in non-performing loans and insurance paid.

Other Income from Services

The following table includes the principal components of BHSA’s other income from services for the periods ended June 30, 2003 and 2002.

	Periods ended June 30,				%Change
	2003		2002		2003/2002
	(in millions of Pesos, except for percentages)
Loan servicing fees from third parties	Ps.	21.9	Ps.	31.4	(30.2)%
FONAVI commissions		2.9		3.9	(25.6)
Other		12.9		25.5	(49.4)

Total	Ps.	37.7	Ps.	60.8	(38.0)%

BHSA’s other income from services decreased 38.0 % for the period ended June 30, 2003 primarily due to prepayments and scheduled amortizations of its mortgage loan portfolio and the continued suspension in originations of mortgage loans which was partially offset by a decrease in the percentage of non-performing loans.

Other Expenses on Services

The following table includes the principal components of BHSA’s other expenses on services for the periods ended June 30, 2003 and 2002.

	Periods ended June 30,				% Change
	2003		2002		2003/2002
	(in millions of Pesos, except for percentages)
Structuring and underwriting fees	Ps.	23.2	Ps.	39.1	(40.7)%
Commissions on third party originations		0.6		2.4	(73.0)
Collections		0.5		0.4	47.2
Banking services		6.1		15.2	(59.5)
Other		0.1		2.4	(97.3)

Total	Ps.	30.6	Ps.	59.4	(48.6)%

Contributions and taxes on income from services		0.7		3.9	(82.1)

Total	Ps.	31.3	Ps.	63.2	(50.4)%

BHSA’s other expenses on services decreased 50.4% to Ps.31.3 million for the period ended June 30, 2003, from Ps. 63.2 million for the period ended June 30, 2002, primarily due to lower commissions paid in connection with structuring and underwriting fees, related to the restructuring of BHSA’s debt in March 2002 and its decision to accelerate scheduling of such fees in 2002 upon (i) the pesification of certain assets which reduced the value of our equity interest therein and thereby reducing the likelihood of BHSA’s ability to recover the amount of such fees in the future and (ii) the resolution of BHSA’s board of directors providing for the restructuring of its outstanding debt on August 15, 2003.

Administrative Expenses

The following table sets forth the principal components of BHSA’s administrative expenses for the periods ended June 30, 2003 and 2002.

	Periods ended June 30,				%Change
	2003		2002		2003/2002
	(in millions of Pesos, except for percentages)
Salaries and social security contributions	Ps.	69.1	Ps.	138.5	(50.1)%
Fees and external administrative services		9.0		23.7	(62.0)
Maintenance and repair		30.9		46.8	(34.0)
Advertising expenses		0.5		3.4	(85.3)
Nonrecoverable VAT and other taxes		8.3		17.3	(52.0)
Other		2.1		4.7	(55.3)

Total	Ps.	119.9	Ps.	234.4	(48.8)%

Administrative expenses for the period ended June 30, 2003 decreased 48.8% to Ps.119.9 million from Ps. 234.4 million for the period ended June 30, 2002, primarily as a result of (i) a 50.1% reduction in salaries and social security contributions reflecting BHSA’s implementation of a voluntary retirement plan, and (ii) the effects of lower inflation adjustments on salaries and social contributions. Some of BHSA’s employees have elected to participate in BHSA’s voluntary retirement plan and therefore the salaries and social security contributions have been reduced.

Miscellaneous Income

The following table sets forth BHSA’s miscellaneous income for the periods ended June 30, 2003 and 2002.

	Periods ended June 30,				% Change
	2003		2002		2003/2002
	(in millions of Pesos, except for percentages)
Penalty interest	Ps.	14.5	Ps.	11.6	25%
Loan loss recoveries		50.1		82.7	(39.4)
Other		6.0		14.8	(59.5)

Total	Ps.	70.6	Ps.	109.1	(35.3)%

BHSA’s miscellaneous income decreased 35.3% to Ps. 70.6 million for the period ended June 30, 2003 from Ps. 109.1 million for the period ended June 30, 2002, principally as a result of lower other incomes partially offset by higher loan loss recoveries from written-off loans and higher penalty interest in connection with the recovery of nonperforming loans.

Miscellaneous Expenses

The following table sets forth the principal components of BHSA’s miscellaneous expenses for the periods ended June 30, 2003 and 2002.

	Periods ended June 30,				% Change
	2003		2002		2003/2002
	(in millions of Pesos, except for percentages)
Provision for lawsuits contingencies	Ps.	36.0	Ps.	4.2	757.1%
Difference in compensatory and hedge bonds		49.3		—	100.0
Provision for administrative organization		48.0		—	100.0
Provision for other contingencies and miscellaneous receivables		7.5		1.0	650.0
Intangible Assets loss				7.8	(100.0)
Provision for taxes				2.6	(100.0)
Prepayment mortgage loans at discount		51.6		1.5	3340.0
Other		11.2		14.4	126.4

Total	Ps.	203.6	Ps.	31.5	546.3%

BHSA’s miscellaneous expenses increased to Ps. 203.6 million for the year ended June 30, 2003 from Ps. 31.6 million for the year ended June 30, 2002 as a result of (i) a provision established to cover contingencies related to certain communications issued by the Central Bank regarding compensatory BODEN, and (ii) an increase in provisions for lawsuit contingencies due to an increase in the amount of lawsuits, primarily relating to the payment of BHSA’s defaulted debt obligations.

Monetary Adjustment

The following table sets forth the principal components of the effects of the inflation adjustments for the twelve months ended June 30, 2003 and 2002:

	Periods ended June 30,				% Change
	2003		2002		2003/2002
	(in millions of Pesos, except for percentages)
Monetary loss from financial transactions	Ps.	(224.0)	Ps.	(2.229.6)	(90.0)%
Monetary (loss) gain related to operating transactions		(1.0)		13.8	107.0
Monetary gain on other transactions		7.0		49.2	(85.8)

Total	Ps.	(218.0)	Ps.	(2,166.6)	(89.9)%

By Communication “A” 3921 the Central Bank, as required by Decree No. 664/03, suspended the applicability of the inflation adjustment effective as of March 1, 2003. In the year ended June 30, 2003, the effect of inflation recorded on BHSA’s net monetary assets decreased significantly compared to the corresponding period of 2002, principally as a result of the decrease in the WPI.

As of June 30, 2003, BHSA’s net position in monetary assets and liabilities was similar to the amount recorded as of June 30, 2002. Changes in the monetary loss between periods was attributable to the variation in the WPI as mentioned above.

B. Liquidity and Capital Resources

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowing and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2004, we had working capital of Ps. 5.6 million. At the same date, we had cash and cash equivalents totaling Ps. 122.9 million, a decrease of 36.35 % from Ps. 193.1 million of cash and cash equivalents held as of June 30, 2003.

Our operating activities resulted in net cash inflows of Ps. 73.4 million, Ps. 93.9 million and Ps. 54.3 million for fiscal years 2004, 2003 and 2002, respectively. The operating cash inflows for fiscal year 2004 primarily resulted from operating gains of Ps. 89.4 million, partially offset by an increase in non-current investments for Ps. 10.7 million. Net cash inflows for fiscal year 2003 primarily resulted from operating gains of Ps. 16.4 million and increases in accrued interest and exchange gain of Ps. 56.5 million. The operating cash inflows for fiscal year 2002 primarily resulted from the increase in financial results of Ps. 331.0 million, a decrease in investments for Ps. 18.1 million and in a decrease of receivables for Ps. 41.2 million.

Our investing activities resulted in net cash outflows of Ps. 95.9 million, Ps. 40.6 and Ps. 21.1 million for fiscal years 2004, 2003 and 2002, respectively. In fiscal year 2004 we made investments in our subsidiaries and equity investees of Ps. 70.2 million through the purchase and sale of shares and options of Banco Hipotecario. In fiscal year 2003 we made investments in our subsidiaries and equity investees for Ps. 31.7 million primarily in APSA. In February 2002 we sold our investment in Brazil Realty for US$ 44.2 million. In fiscal years 2004, 2003 and 2002, we repurchased and/or invested in existing properties for Ps. 25.7 million, Ps. 11.0 million and Ps. 28.4 million, respectively. In fiscal year 2002, we also granted loans to related parties for Ps. 105.7 million.

Our net cash used in financing activities of Ps. 47.6 million was primarily due to the proceeds from short-term and long-term debt of Ps. 66.4 million and the issuance of common stock of Ps. 24.7 million. Our net cash provided by financing activities of Ps. 109.4 million for fiscal year 2003 was primarily due to the proceeds from short-term and long-term debt of Ps. 397.3 millions partially offset by the payment of short-term and long-term debt of Ps. 271.0 million. Our net cash used in financing activities of Ps. 41.4 million for fiscal year 2002 was primarily due to the payment of short-term debt partially offset by the income for new loans for Ps. 170.0 million.

We believe our assets have potential for growth. Our low level of indebtedness, most of which is long-term, and the cash proceeds from the exercise of warrants attached to our convertible debt, place us in a good position to finance new projects and seek expansion opportunities.

Our indebtedness

Our total outstanding debt as of June 30, 2004, amounted to Ps. 603.9 million, as compared to the Ps. 679.5 million as of June 30, 2003. This decrease is attributed to the conversion of IRSA’s and APSA’s Convertible Notes for US$ 12.9 million and US$ 0.9 million respectively and to several debt buybacks and reductions conducted during the year, as described below.

Pursuant to Decree No. 214/02, part of our indebtedness was “pesified,” although a large portion, governed by foreign laws continued to be Dollar-denominated. “Pesified” indebtedness is to be adjusted by the CER index.

On May 24, 2000, we entered into a US$ 80.0 million Syndicated Loan Agreement (the “Syndicated Loan Agreement”) arranged by Bank Boston N.A. Loans under this Syndicated Loan Agreement bear interest at three-month LIBOR plus a margin of 500 basis points.

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

On December 18, 2000, we issued US$ 43.5 million unsecured Class 2 Floating Rate Notes due December 24, 2001 (the “Class 2 Floating Rate Notes”). Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. Our Class 2 Floating Rate Notes matured in December 2001, and we were unable to pay the principal then due. As a result of such non-payment, in December 2001, we entered into negotiations with the holders of our Class 2 Floating Rate Notes and to date have been able to obtain short-term deferrals of our obligation to pay such matured notes. On February 8, 2002, we agreed with our holders to replace the Class 2 floating interest rate for an annual fixed interest rate of 12%. Pursuant to the most recent deferral, granted on October 31, 2002, the principal of and interest on our Class 2 Floating Rate Notes were due in full on November 14, 2002 and were further renegotiated as explained below. We also agreed with our holders on a capitalization of the interest due on October 31, 2002. On May 15, 2002, we repurchased from Banco Sudameris its participation in the mentioned Class 2 Floating Rate Notes of US$ 6.8 million.

On November 15, 2002, we signed a Framework Refinancing Agreement (the “Framework Refinancing Agreement”) to refinance the Syndicated Loan Agreement of US$ 80.0 million and the Class 2 Floating Rate Notes amounting, at that time, to US$ 37.0 million through the following schedule:

•	US$ 13.6 million were paid in cash, reducing the principal;

•	US$ 15.0 million were swapped for Convertible Notes at a rate of 8% and maturing in the year 2007;

•	US$ 37.4 million in Secured Class 3 Floating Rates Notes (the “Class 3 Floating Rate Notes”) with a 90-day LIBOR plus 200 base points and maturing in the year 2009. These notes are secured by a first mortgage drawn out on some of our properties for an amount equivalent to 50% of the debt; and

•	US$ 51.0 million Unsecured Loan Agreement (the “Unsecured Loan Agreement”) expiring in the year 2009. 69% of this loan accrues interest at a ninety-day LIBOR plus 200 base points, whereas the remainder accrues interest at a phased fixed rate starting at 5.5% and reaching 6.5%.

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

Due to the distribution of 4,587,285 treasury shares, we have adjusted the conversion price of its Convertible Notes according to the subscription clauses. The conversion price of the Convertible Notes decreased from US$ 0.5571 to US$ 0.5450 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

As of November 30, 2004, certain holders of our Convertible Notes had exercised their conversion rights. The total number of notes converted amounted to 13,468,670 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 24,713,137 with a face value of Ps.1 each.

During the same period 12,265,962 warrants were exercised resulting in a cash inflow of US$ 14.7 million and the issuance of 22,506,341 shares with a face value of Ps. 1 each.

As of November 30, 2004, the number of Convertible Notes outstanding amounted to US$ 86,531,330, the number of warrants outstanding amounted to 87,734,038, while 259,218,751 of our shares were outstanding.

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

On August 23, 2002, APSA successfully completed the placement of Series I Convertible Notes for US$ 50.0 million of which we have subscribed a total of US$ 27.2 million. In January 2003 we purchased an additional 3.4 million APSA shares, increasing our current equity interest to 54.9%. We also acquired 2.6 million Series I Convertible Notes which increased our interest to a total of 59.9% of the notes issued by our subsidiary.

On July 23, 2003, we made a prepayment to HSBC Bank Argentina S.A. of US$ 16 million under the US$ 51.0 million Unsecured Loan Agreement whose final expiration is in November 2009. This transaction involved a payment of US$ 10.9 million, representing 68% of the face value of the debt and a discount of US$ 5.1 million.

On March 17, 2004 we repurchased from HSBC Bank London Plc. US$ 12 million under the US$ 51 million Unsecured Loan Agreement, maturing in November 2009. The transaction value totaled US$ 8.6 million, was at a discount of 28%, and resulted in a US$ 3.4 million discount.

In January 2001, our subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12.0 million from BankBoston N.A. Subsequently, Bank Boston sold this loan to Marathon Master Fund Ltd.This loan expires in January 2006 and accrues a quarterly interest at the LIBOR plus a markup ranging between 401 and 476 basis points, according to the value of certain financial indicators. This loan was not converted to Pesos and is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. This loan is with no recourse to us. On December 16, 2004, our wholly-owned subsidiary Ritelco S.A. acquired 100% of the debt Hoteles Argentinos had with Marathon Master Fund, Ltd. Ritelco S.A. paid a total amount of US$ 8.0 million.

As of June 30, 2004, we had outstanding Collateralized Loans for a total amount of Ps.137.4 million, including accrued interests. The Collateralized Loans include several loans at fixed/variable rates ranging from 3.34% to 6.10%, with different maturities through November 2009. A total amount of Ps. 32.8 million debt is collateralized with a mortgage over the Sheraton Libertador Hotel. A total amount of US$ 37.4 million, which matures on November 20, 2009 and accrues quarterly interest payments at three-month LIBOR plus 200 basis points, is secured by several assets. As of June 30, 2004, we recorded a total balance of US$ 32.9 million, which corresponds to US$ 37.4 million discounted at a market rate equivalent to 8% p.a., accruing an annual interest rate of 1.12% at LIBOR.

The following table sets forth our outstanding debt as of June 30, 2004 (excluding APSA):

IRSA Debt	Principal (US$ MM) (1)	Interest Rate	Maturity
Unsecured Loan Agreement	23.0	LIBOR + 200 bps	November 2009
Class 3 Floating Rate Notes	37.4	LIBOR + 200 bps	November 2009
Hoteles Argentinos Loan	12.0	LIBOR + 500 bps	January 2006
Total Debt	72.4
Convertible Notes	87.1	8%	November 2007

(1)	Accrued interest is not included.

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

On April 7, 2000, APSA issued the Ps. 85.0 million Notes (the “Ps. 85.0 million Notes”) due April 7, 2005 at a 14.875% annual rate, payable semiannually. Proceeds from this issuance were used to repay certain outstanding syndicated loan and other short-term financial debt. In March 2001, June 2003 and August, 2004, APSA redeemed Ps. 36.6 million historical pesos, at different prices below par. After subtracting our holding, the aggregate outstanding amount for such notes as of November 23, 2004 was Ps. 48.4 million.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, APSA entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, APSA agreed to pay US$ 69.1 million on March 30, 2005 and receive Ps. 69.1 million on such date. As collateral for its payment obligations under the modified agreement, APSA was required to make a deposit of US$ 50 million with the counterparty. APSA is not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. Dollar. Thus, a continued devaluation of the Peso against the US Dollar and/or an increase in interest rates would increase its loss which could be material. As of June 30, 2004 this modified swap agreement was accounted for at its fair market value resulting in a recognition of a liability of US$ 45.4 million. The line item “Interest rate swap receivable” included within “Other receivables and prepaid expenses, net” represents the net amount of the US$ 50 million deposited as collateral and the US$ 45.4 million payable under the swap agreement.

In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, APSA entered into loan agreements with us and Parque Arauco S.A. As of June 30, 2002 its debt with us and Parque Arauco S.A. under those loan agreements amounted to Ps. 45.6 million and Ps. 22.9 million respectively.

In addition, between May and July 2002, our company and Parque Arauco S.A. granted to APSA loans for US$ 10.1 million and US$ 4.9 million respectively. The annual interest rate for such loans was

10%. The funds obtained under these loans have been used to fully cancel APSA short-term bank debt for the total amount of Ps. 43.8 million plus the accrued CER adjustment.

The amounts APSA owed under the loans which were granted to APSA from us and Parque Arauco, were used by us and Parque Arauco to subscribe APSA offering of US$ 50.0 million Series I Convertible Notes on August 20, 2002 (the “Series I Convertible Notes”). We and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively of APSA´s Series I Convertible Notes.

As of September 30, 2001, APSA begun to be in non compliance with certain financial covenants with respect to the US$ 120 million Senior Notes due in 2005 and the Ps. 85.0 million Notes due in 2005. Nevertheless, during fiscal year 2004, APSA complied with all of its financial covenants.

In addition, non compliance with certain financial covenants mentioned above, APSA has not made certain payments for an aggregate amount of Ps. 21.7 million under APSA Class A and B-2 Senior Notes which where scheduled to be paid on January 14, 2002. However, on January 16, 2002 and March 15, 2002, the holders of Senior Notes unanimously approved certain waivers and deferrals of accrued interests and scheduled principal payments until July 17, 2002. On June 24, 2002, APSA agreed with the holders of its Class A and B-2 Senior Notes, that APSA would pay all interest owed and the amortization coupon which originally matured in January 2002, prior to July 17, 2002. Such payment would receive a discount of approximately 20%. As of July 17, 2002, all interest owed and the amortization coupon under APSA Class A and B-2 Senior Notes that matured in January 2002, had been fully paid. The Public Emergency Law, enacted on January 6, 2002 and Decree No. 214/02 of the National Executive Branch established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. Dollars or any other foreign currency at the exchange rate of Ps. 1.00 = 1.00 U.S. Dollar (US$ 1.00). The pesification of debts affected APSA’s Senior Notes (US$ 117.5 million), short-term bank debt (US$ 44.6 million) and the loans with its majority shareholders. Such agreements and loans have been adjusted as from February 3, 2002 by the CER. Thus if there were a severe inflationary process, APSA’s debt would be significantly increased.

With respect to interest rates, Argentine Central Bank Communication “A” 3507 dated March 13, 2002 established a fixed interest rate between 6% and 8% to debts issued by companies under Argentine law. This resolution affected APSA´s Senior Notes (Ps. 132.0 million) and its short-term bank debt (Ps. 50.11 million).

On June 9, 2003 APSA signed a Compensation Agreement with the only holder of Class B1 Senior Notes, reducing the negative impact that the pesification of contracts had on this holder. APSA extended the original schedule of payments. On January 13, 2004 APSA paid US$ 1.25 million and on January 13, 2005 APSA will pay US$ 3.75 million.

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

In the event that all the bondholders were to convert their Series I Convertible Notes, APSA´s share capital would increase from 779,827,330 shares as of November 30, 2004 to approximately 2,239,741,836 shares. Also, as of such date the number of Series I Convertible Notes outstanding amounted to US$ 47,301,230.

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

On February 17, 2003, APSA entered into a repurchase agreement (the “Repurchase Agreement”) with us and Parque Arauco Argentina S.A. in which each company granted to APSA loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the Repurchase Agreement, APSA made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Notes with us and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. As of November 5, 2004, APSA agreed to repurchase on January 7 the securities at a price of Ps. 5.1 million and Ps. 2.6 million to us and Parque Arauco Argentina S.A., respectively.

In connection with the Ps. 120 million notes, Ps. 1 face value, due January 2005 after the fiscal year-end, on August 6, 2004 APSA and Shopping Alto Palermo S.A. bought back at Ps. 1.51656 per unit, 6,666,667 and 7,083,333 notes, respectively. This transaction allowed APSA to reduce its financial cost, as such notes accrued interest at a rate of 8% plus CER restatement. Retirement resulted in a disbursement of Ps. 10.1 million by APSA and Ps. 10.7 million by Shopping Alto Palermo. This buyback resulted in the full retirement of Class A-2 and B-2 of these notes.

Furthermore, during the year ended June 30, 2004, APSA met all its financial commitments relating to its outstanding notes.

During the year ended June 30, 2004 APSA was in compliance with the financial covenants under the indentures of the APSA Senior Notes and the Ps. 85.0 million Notes.

Due to compliance with its financial covenants, APSA can again raise additional funds without the prior approval of the outstanding bondholders.

The following table shows APSA´s outstanding debt as of June 30, 2004 (accrued interest not included):

	Ps. (million)	US$(1) (million)	Interest Rate	Maturity
Senior Notes Class A-2 and B-2	20.6(2)	7.0	8% + CER	January 2005
Senior Notes Class B-1	11.09	3.75	Libor + 475 Bps.	January 2005
Ps. 85.0 million Notes	49.62	16.78	14.875%	April 2005
Shareholders loans	7.21	2.44	8%	January 2005
Subtotal	88.52	29.97
Series I Convertible Notes	145.14	49.07	10%	January 2006
Total Debt	233.66	79.04

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2004 which was Ps. 2.958 per US$1.0. We make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.

(2)	Fully paid on August 6, 2004.

On September 29, 2004, APSA entered into an agreement for the purchase of 49.9% of the capital stock of Pérez Cuesta S.A.C.I. The transaction was consummated on December 2, 2004, after APSA obtained approval from the Antitrust Authorities. As a result, APSA currently owns a 68.8% interest in this shopping center.

As of June 30, 2004, Pérez Cuesta had Ps. 40.3 million of financial indebtedness (including accrued interests and CER), Ps. 23.1 million of which was overdue and was in default. Although pursuant to Decree No. 214/02, Pérez Cuesta’s U.S. Dollar-denominated financial indebtedness has been converted into Pesos, since its indebtedness includes outstanding mortgage commercial leases and collateralized contracts borrowings, the default on several expired payments raises substantial doubt as to its ability to continue as a going concern. Currently,

Pérez Cuesta and APSA are negotiating the restructuring of the debt terms with Pérez Cuesta’s creditors. However, we cannot assure you that they will achieve a successful restructuring of its financial indebtedness.

On December 3, 2004, Alto Palermo signed an option agreement, exercisable until March 31, 2005, which entitles the company to purchase the debt that Perez Cuesta S.A.C.I. owes to HSBC Bank Argentina S.A. As of June 30, 2004, such indebtedness amounted to Ps. 9.5 million. As of the date of this filing, such amount is overdue and unpaid. Alto Palermo S.A. paid an option premium of Ps. 0.7 million. The loan bears an interest rate of 8% plus CER adjustment.

Capital expenditures

During the fiscal year ended June 30, 2004 we had capital expenditures of. Ps. 153.0 million. We made investments in our subsidiaries and equity investees of Ps. 127.4 million through the purchase of shares and options of Banco Hipotecario. We also made investments of Ps. 25.1 million in fixed assets primarily in APSA of Ps. 20.4 million and in the Llao Llao Hotel of Ps. 3.3 million. We also invested Ps. 0.6 million in undeveloped parcels of land.

During the fiscal year ended June 30, 2003 we had capital expenditures of Ps. 42.7 million. We made investments in our subsidiaries and equity investees of Ps. 31.7 million primarily in APSA. We also made investments in fixed assets of Ps. 10.8 million among which we can highlight fixed assets belonging to the shopping center and hotel segment. In addition we made investments in undeveloped parcels of land of Ps. 0.2 million.

During the fiscal year ended June 30, 2002 we had capital expenditures of Ps. 50.1 million. We made investments in fixed assets of Ps. 25.1 million primarily to the acquisition of Costeros Dique IV in the office segment of Ps. 20.6 million and Ps. 3.1 in the Llao Llao Hotel. We also made investments in undeveloped parcels of land of Ps. 3.3 million primarily in Dique III of Ps. 2.5 million and in our subsidiaries and equity investees of Ps. 21.7 million.

We believe our assets have potential for growth. Our low level of indebtedness, most of which is long-term, and the cash proceeds from the exercise of warrants attached to our convertible debt, place us in a good position to finance new projects and seek expansion opportunities.

U.S. GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected the determination of amounts shown as net income (loss) for each of the three years in the period ended June 30, 2004, and the amounts of total shareholders’ equity as of June 30, 2004 and 2003 , to the extent summarized in Note 20 to our Consolidated Financial Statements.

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

(i)	the impact of certain U.S. GAAP adjustments on equity investees;

(ii)	the accounting for marketable securities;

(iii)	the accounting for derivatives and hedging activities;

(iv)	the accounting for the non-contributory management stock ownership plan;

(v)	the application of different useful lives for depreciation purposes;

(vi)	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

(vii)	the accounting for a mortgage payable with no stated interest;

(viii)	the accounting for securitization programs;

(ix)	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

(x)	the present-value accounting;

(xi)	the restoration of previously recognized impairment losses accounting;

(xii)	the accounting for convertible notes;

(xiii)	the accounting for troubled debt restructuring;

(xiv)	the accounting for real estate barter transactions;

(xv)	the accounting for the appraisal revaluation of fixed assets;

(xvi)	the accounting for deferred charges;

(xvii)	the amortization of fees related to the Senior Notes;

(xviii)	the accounting for software obtained for internal use;

(xix)	the accounting for changes in interest in consolidated affiliated companies;

(xx)	the capitalization of interest costs;

(xxi)	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences in accounting for deferred income tax calculation purposes while under US GAAP are treated as temporary differences;

(xxii)	the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate; and

(xxiii)	the effect on minority interest of the above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 20 to our Consolidated Financial Statements, included elsewhere in this annual report for details.

Net income (loss) under Argentine GAAP for the years ended June 30, 2004, 2003 and 2002 was Ps. 87.9 million, Ps. 286.4 million, and Ps. (543.7) million, respectively, as compared to Ps. 2.8 million, Ps. 235.1 million and Ps. (901.5) million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2004 and 2003, was Ps. 959.9 million and Ps.809.2 million, respectively, as compared to Ps. 587.7 million and Ps. 502.8 million, respectively, under U.S. GAAP.

C. Research and Development, Patents and Licenses, etc.

This item is not applicable.

D. Trend Information

During fiscal year 2004, the Argentine economy experienced a significant recovery. As a consequence of the currency policy and price stabilization, internal consumption became one of the principal engines for economic growth. We experienced a significant increase in operating income which rose 311% to Ps. 104.7 million in fiscal year 2004 from Ps. 25.5 million in fiscal 2003. The increase was mainly due to a year-on-year 10% increase in sales, 5% reduction in operating costs and 199% increase in results from operations and holding of real estate assets due to the significant recovery in the value of our assets. There was a considerable improvement in the performance of our shopping center and hotel segments, which recorded increases in revenues of 26% and 23%, respectively, compared to the previous fiscal year, while the sales and development and office segments decreased by 34% and 15%, respectively. This decrease was mainly due to non-recurrent revenues from the sale of the Piscis Hotel in Valle de Las Leñas, Province of Mendoza, recorded in fiscal year 2003.

In the end of 2004, the real estate business regained strength in all of its segments. Construction has increased and the retail market is improving, mainly in the shopping center segment, driven by the increase in consumption in the highest purchasing power sectors and the increased inflow of tourists. These conditions also favored the hotel segment, which took advantage of Dollar revenues versus Peso costs. Moreover, those companies which after the devaluation had been forced to move their offices to cheaper peripheral areas as part of their cost cut down strategy, have now returned to premium areas encouraged by rising, but still low, prices.

Although we expect the positive economic trends to continue, we cannot assure this will occur. Our business is largely affected by economic downturns. Any decrease in investment and consumption decisions could cause a reduction in retail sales, sales of real state and demand for office and commercial space.

We have an asset portfolio of Ps. 2,203 million book value, in attractive locations and with top-level lessees. Cash flow generation from our business is growing at different paces according to each segment. The shopping center segment experienced the greatest recovery, reaching high occupancy and low default rates that surpassed historical records. Hotels have also shown a notable improvement in both tariffs and occupancy levels. Offices recorded sustained increases in occupancy rates and prices, the sales value of property in the locations where our developments are established has been escalating, and there has been considerable increase in the demand for such properties. This activity, however, has not been fully reflected in terms of value, yet. We believe our assets have a great intrinsic value that makes them attractive due to their potential for growth. Our low level of indebtedness, most of which is long-term, and the cash proceeds from the exercise of warrants attached to our convertible debt, will enable us to finance new projects and continue our expansion efforts.

Development and sale of properties

In fiscal year 2004, the sales and developments segment recorded revenues of Ps. 31.1 million, compared to Ps. 47.2 million in fiscal year 2003. This decrease was mainly due to non-recurrent revenues from the sale of the Piscis Hotel in Valle de Las Leñas, Province of Mendoza, recorded in fiscal year 2003.

We are focusing on projects in the high income segment. Low interest rates, investors investing in safer assets, an international environment of low returns, high volatility and insecurity have caused the demand for real estate assets to increase, as these assets offer an attractive risk/return combination. We are developing, marketing and evaluating various projects in Buenos Aires, in particular in exclusive areas such as Barrio Parque and Puerto Madero. We believe that Puerto Madero is the growth engine for the residential premium market and will be pivotal for its dynamics over the next years. In Puerto Madero, a high percentage of units is sold upon launching, and sales prices, which range from US$ 1,500 to US$ 2,300 per square meter, have almost fully recovered to the values that prevailed during the nineties. We are also evaluating other projects in the interior of the country.

Edificios Cruceros 1 and 2: In December 2003, we executed a swap agreement with Residencial Dique S.A. whereby we exchanged Edificios Cruceros 1 and 2, located in Puerto Madero, for 40% of the total square meters to be constructed, i.e., a total 2,800 square meters and 40% of the already existing parking spaces for a maximum term of 24 months. The transaction is secured by a mortgage for US$ 2.0 million. The concrete structure of the two buildings has already been completed, and we expect to launch sales in March 2005.

Benavidez Option: In March 2004, DEESA (Desarrolladora El Encuentro S.A.) decided to exercise its option to acquire the plot in Benavidez that had been granted to it by our controlled company Inversora Bolívar S.A. (“IBSA”). DEESA agreed to pay IBSA a total price of US$ 4.0 million. On May 21, 2004, the title deed was executed, and US$ 0.7 million was paid by DEESA. The cash balance of US$ 0.3 million was paid on June 22, 2004. The remaining US$ 3.0 million will be collected in kind, with IRSA receiving 110 residential lots in the projected complex. We are planning the pre-sale for the first quarter of 2005.

San Martín de Tours: This project, in the Barrio Parque area, is currently being developed. We plan to build a top-quality “home style” residential complex, which differs from most existing complexes. We estimate construction will be completed by April 2005, and the homes will be launched for sale in the first quarter of 2005.

Santa María del Plata: The chief of government of the City of Buenos Aires is expected to sign the authorization for the development of Santa María del Plata in fiscal year 2005. We plan to start the infrastructure construction required for its development by the end of 2005.

Edificios Dique III: On September 7, 2004, after the release of our annual financial statements, we executed a swap agreement with Desarollos y Proyectos Sociedad Aanónima (DYPSA) whereby we exchanged one of the three parcels in which Edificios Dique III is divided, located in Puerto Madero, for 28.5% of the total square meters to be constructed, i.e., a total of 4,911 square meters and 28.5% of the parking spaces and storage rooms. The transaction is secured by a mortgage on the land for US$ 8.0 million. The building will have 37 floors devoted to housing.

In addition, we granted an option to purchase a second parcel of the same land in exchange for 31.5% of the total square meters to be built, i.e., a total of 6,421 square meters and 31.5% of the parking spaces and storage rooms. If the option is exercised, the transaction will be secured by a mortgage on the land for US$ 10.8 million. Exercise of the option is conditioned, inter alia, to meeting the deadlines established in the work schedule for the first tower. The building will have 40 floors devoted to housing.

On November 2004, we signed the exchange deed for the first parcel of land whereby DYPSA agreed to pay US$ 8.0 millions through the exchange of 28.5% of the total meters to be constructed.

New projects: We are also engaged in other projects, such as the development of the Rosario land reserve adjoining the shopping center. We are deciding whether to sell this property for the construction of towers and a hotel, totaling 100.00 square meters.

Offices and other non-shopping center rental properties

During the fiscal year ended June 30, 2004, income from rental properties totaled Ps.15.1 million as compared to Ps.17.8 million during fiscal year 2003. This decrease was partly due to the sale of rental space at the beginning of fiscal year 2004.

The rental property segment was among those most affected by the economic crisis. The devaluation of the peso against the Dollar had a strong impact on the value of leases of class A offices, which fell more than 70% and remained at those levels until the end of 2004, when demand and prices began to increase.

During fiscal year 2004, our offices showed a significant recovery in occupancy rates, with rising rental prices, although still much lower than those reached when the convertibility law was in effect. While in 2000 our premium offices were rented at US$ 28.0 per square meter, during the crisis these values plummeted to US$ 7.0 per square meter. Currently we are entering into three-year contracts at a final rate of US$ 12 per square meter. Average occupancy in our class A buildings recovered during the fiscal year, reaching 87% compared to 68% during the previous fiscal year. Increased occupancy have reduced common expenses payable with respect to vacant properties.

The occupancy level of our offices continues to recover and is above market average. This improvement in demand has enabled us to obtain more favorable lease terms. We estimate that in the short term our portfolio will reach full occupancy at increased prices per square meter, backed by three-year leases denominated in Dollars with higher prices agreed upon for the second and third year.

Shopping centers

As of June 30, 2004, we had a 53.8% interest in Alto Palermo S.A., the company that operates our shopping centers.

Our performance enabled us to distinguish ourselves from our competitors in the shopping center market in the City of Buenos Aires and the greater Buenos Aires area, while maintaining the efficiency gap obtained over the past fiscal year. For the twelve-month period ended June 30, 2004 our tenants sold an average of Ps. 8,782 per square meter, 82.3% more than our competitors, in the City of Buenos Aires and the greater Buenos Aires area. Our competitors sales per square meter are determined by calculating the difference between total square meters of gross leasable area, in the City of Buenos Aires and greater Buenos Aires area, and the square meters of our gross leasable area. Our tenants’ sales increased 33.5% to Ps. 1,096.6 million during this period (including Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto, Patio Bullrich and Bs. As. Design), whereas total sales (including Alto Noa) increased to Ps. 1,148.4 million in comparison with the Ps. 855.9 million reached during fiscal year 2003.

Due to increased activity in the retail sector, we have been able to negotiate more favorable leasing conditions with our new tenants and existing tenants upon renewal. We also reduced our bad debt allowance by 100%, from Ps. 10.3 million in fiscal year 2003 to zero in fiscal year 2004, and recovered an additional Ps. 1.0 million allowance. Due to our strong financial structure and excellent cash flow we possess adequate liquidity to invest in new projects and developments.

Favorable macroeconomic conditions, allowed us to focus on our core business and to execute some of our projects. In November 2004, we inaugurated the first stage of Alto Rosario Shopping with a 99.1% occupancy rate. The shopping center offers top quality entertainment areas and services.

We plan to remodel Alto Avellaneda. We intend to change its image with a new façade, larger floor area, new cinema screens, new entrances and a renovated parking area.

As part of our business strategy we will continue making changes to attract new customers, including new offerings in our shopping centers. We have created several exclusive products and marketing strategies to attract tourists from abroad, including publicity at hotels, harbors and airports. We have implemented advertising campaigns at the national and international level, and our customer service centers are available to respond to questions and confirm the receipt of orders.

These factors have caused the demand for our space to increase, allowing us to choose a higher quality of customers and tenant mix appropriate for each shopping center. Our tenants also invested significantly in the development of new commercial offerings, improving the conditions offered by each shopping center. We continued to provide our tenants with training, advice, conferences and seminars, thus promoting a stronger relationship with the Company.

Hotels

During fiscal 2004, the hotel market continued to improve due to an increase in tourism, mainly foreign, which increased demand and the recovery of prices.

Our accumulated average occupancy rates for the twelve month period ended June 30, 2004 was 68% as compared to 57% in fiscal year 2003. Average rates remained stable, at Ps. 270.

We plan to expand our hotel segment, through development of our own land reserves and the purchase of new assets, taking advantage of our cash flow and creating the most favorable financing mix. We are already working on the expansion of the Llao Llao hotel, a first-class resort, unique in Argentina both for its services and location.

E. Off-Balance Sheet Arrangements

There are no transactions, agreements or other contractual agreements to which an entity unconsolidated with us is a party that is not currently reflected on our consolidated balance sheet.

However, we have ongoing revolving period securitization programs through which our consolidated subsidiary Tarshop transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method. Under the securitization programs, the Trust issues two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. At June 30, 2004 we had eight securitization programs outstanding, pursuant to which our subsidiary Tarshop had sold an aggregate amount of Ps. 108.2 million of its customer credit card receivable balances to Trusts in exchange for Ps. 90.7 million in cash proceeds, Ps. 1.4 million variable rate interest TDFs, and Ps. 16.1 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 33.1 million 9% fixed-rate interest TDFs, Ps. 11.1 million 10% fixed-rate interest TDFs, Ps. 4.1 million 13% fixed-rate interest TDFs, Ps. 11.0 million 14% fixed-rate interest TDFs, Ps. 0.9 million 15% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 11.9 million variable rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, we have established cash reserves for losses amounting to Ps. 0.8 million. Our credit risk exposure is contractually limited to the subordinated CPs held by us representing Ps. 18.7 million (equity value), TDFs held by us representing Ps. 1.4 million and Ps. 0.8 million escrow reserves for losses.

During fiscal year 2002, we also entered into a securitization program with Banco Sudameris (“BS”), under which we sold an aggregate amount of US$ 26.6 million mortgages receivable to a trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgages receivables sold under this program were excluded from accounts receivable in the consolidated balance sheet. Our retained interests in Class A, B and C debt securities were valued at cost plus accrued interest. As of June 30, 2004 debt certificates had been fully amortized. Our retained interest in Class D securities is accounted for under the equity method amounting to Ps. 5.9 million at June 30, 2004. Our credit risk exposure is contractually limited to the subordinated Class D securities. However, we do not expect losses since the receivables are collateralized by mortgages having a fair value in excess of their carrying value.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the Company’s contractual obligations as of June 30, 2004:

Detail	Less than 1 year	1-3 year	3-5 year	More than 5 years	Total
Long-term debt	134,121	98,229	345,225	25,353	602,928
Purchase obligation	7,131	1,897	968	—	9,996
Other long term obligation	630	3,476	553	1,477	6,136
	141,882	103,602	346,746	26,830	619,060

G. Safe Harbor

This section is not applicable.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Composition of the Board of Directors

We are managed by a board of directors which is composed of eleven directors and three alternate directors. Our directors and alternate directors are elected for three-year terms by our shareholders by a majority vote at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

Our current board of directors was elected at a shareholders’ meeting held on October 22, 2004. Our current directors are as follows:

Name	Date of birth (m/d/y)	Occupation in IRSA	Date of current appointment	Term expiration	Current position held since

Eduardo S. Elsztain	01/26/1960	Chairman, member of the executive committee and Chief Executive Officer	2003	2006	1991

Saúl Zang	12/30/1945	First Vice-Chairman and member of the executive committee	2003	2006	1994

Alejandro G. Elsztain	31/03/1966	Second Vice-Chairman and member of the executive committee	2004	2007	2001

Oscar P. Bergotto	06/19/1943	Director and alternate member of the excutive committee	2003	2006	1994

Fernando A. Elsztain	01/04/1961	Director and member of the executive committee	2002	2005	1999

Gabriel A.G. Reznik	11/18/1958	Director and member of the Audit Committee	2003	2005	2003

Cedric D. Bridger	11/09/1935	Director and member of the Audit Committee	2003	2006	2003

Marcos Fischman	04/09/1960	Director, alternate member of the executive committee and member of the Audit Committee	2003	2006	2003

Fernando Barenboim	09/02/1960	Director and Chief Commercial Officer	2004	2007	2004

Fernando Rubín	06/20/1966	Director	2004	2007	2004

Gary S. Gladstein	07/07/1944	Director	2004	2007	2004

Salvador D. Bergel	04/17/1932	Alternate director	2002	2005	1996

Juan C. Quintana Terán	06/11/1937	Alternate director	2002	2005	1996

Emilio Cárdenas	08/13/1942	Alternate director	2003	2006	2003

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the board of directors of APSA, SAPSA, Hoteles Argentinos, Cresud and Consultores Asset Management S.A.; among others. He is also Vice-Chairman of Banco Hipotecario and E-Commerce Latina S.A., and Chief Executive Officer of IRSA. He is the brother of our Director, Alejandro G. Elsztain and he is cousin of our Director, Fernando A. Elsztain.

Saúl Zang. Mr. Zang obtained a degree in law from the Universidad de Buenos Aires. He is founding partner of the law firm Zang, Bergel & Viñes. He is also Vice-Chairman of APSA, SAPSA, Puerto Retiro and Fibesa, and First Vice-Chairman of Cresud; director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Chairman of Inversiones Ganaderas, the Vice-Chairman of SAPSA and also Executive Vice-Chairman and Chief Executive Officer of APSA and Second Vice-Chairman and Chief Executive Officer of Cresud. He is the brother of our Chairman and Chief Executive Officer, Eduardo S. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

Oscar P. Bergotto. Mr. Bergotto has been a Director of the company since 1994 and served as Chief Treasury Officer for several years. He has also worked in various other real estate companies.

Fernando A. Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is Chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Cresud, APSA, SAPSA, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro among others. He is the cousin of our Director, Alejandro Elsztain and of our Chief Executive Officer, Eduardo S. Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He worked for our company from 1992 through 2002. He formerly worked for an independent construction company in Argentina. He is a director of APSA, Cresud, Emprendimientos Recoleta, Inversora Bolívar, Puerto Retiro and Nuevas Fronteras S.A. and alternate director of Banco Hipotecario.

Cedric D. Bridger. Mr, Bridger is qualified as a certified public accountant in the United Kingdom. From 1992 through 1998. He served as Chief Financial Officer of YPF S.A. Mr. Bridger was also Financial Director of Hughes Tool Argentina, Chief Executive Officer of Hughes Tool in Brazil and Hughes’ Corporate Vice President for South American Operations.

Marcos Fischman. Marcos Fischman is pioneer in individual and corporate coaching in Argentina. He studied at the Hebrew University of Jerusalem. He provides consulting services to businessmen, scholars and artists. Since 1993, he has provided our company with consulting services in organizational communication and development.

Fernando Barenboim. Fernando Barenboim obtained a degree in architecture from the University of Buenos Aires. He carried out post graduate studies at the University of Buenos Aires and at the UNESCO and obtained a Masters degree at the Argentine Catholic University. He has worked for IRSA since 1991. He served as Property Manager for Banco Hipotecario and is currently IRSA’s Chief Commercial Officer.

Fernando Rubín. Mr. Rubín joined BHSA as Organization Development Manager in July of 2001. He obtained a degree in Psychology from Buenos Aires University and a post-degree in Human Resources and Organizational Analysis from E.P.S.O. (Organizations Social Psychology School). Prior to joining BHSA, he served as Human Resources Corporate Manager of IRSA Group. He worked as Human Resources Director of LVMH (Louis Vuitton Moet Hennessy) and of Chandon Wineries in Argentina and Brazil. He also served as Human Resources Division Manager of Roland Berger & Partner-International Management Consultant.

Gary S. Gladstein. Mr. Gladstein obtained a degree in Economics from the University of Connecticut and obtained his Masters in Business Administration at Columbia University. He was formerly the Chief Operation Officer of Soros Fund Management LLC and he is currently Senior Consultant to Soros Fund Management LLC. He is also a director of Mueller Industries, Jos A. Bank Clothiers and Emerging Inc.

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

Emilio J. Cárdenas. Mr. Cárdenas obtained a law degree from the Universidad de Buenos Aires and a masters degree in law from the University of Michigan. He has been a member of our board of directors since 1996. He was the President of ABRA, a founding partner at the law firm of Cárdenas, Cassagne & Asociados, Argentina’s Permanent Representative to the United Nations, a member of United Nations Security Council and is currently a member of the board of directors of HSBC Banco Roberts.

Employment Contracts with our Directors

We do not have any employment contracts with our directors, except for Messrs Elsztain, Zang and Bergotto, as disclosed further under the “Compensation” caption.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five directors among which, there shall be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Mr. Alejandro Elsztain, Mr. Fernando Elsztain as members and Mr. Oscar Bergotto as alternate member, and Mr. Marcos Fischman as alternate member. The executive committee is responsible for the management of the day to day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bylaws authorize the executive committee to:

•	designate the managers and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of the company;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

Supervisory Committee

Composition of the Supervisory Committee

The supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with our bylaws and resolutions adopted at the shareholders’ meetings. The members of the supervisory committee, the syndics, are appointed at the annual general ordinary shareholders’ meeting for a one-year term. The supervisory committee is composed of 3 members and 3 alternate members.

Information about Members of the Supervisory Committee

The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting held on October 22, 2004:

Name and position	Date of birth (m/d/y)	Position in IRSA	Current position held since
Andrés Suarez	01/01/1965	member	2004
José D. Abelovich	07/20/1956	member	1992
Marcelo H. Fuxman	11/30/1955	member	1992
Diego Niebuhr	02/10/1953	alternate member	2002
Roberto Murmis	04/07/1959	alternate member	2003
Silvia De Feo	10/07/1958	alternate member	2003

Set forth below is a brief biographical description of each member of our supervisory committee.

Andrés Suarez. Mr. Suarez obtained a degree in accounting from the Universidad de Buenos Aires (U.B.A.). He is a partner of Price Waterhouse & Co. S.R.L., a member firm of PricewaterhouseCoopers. He is also a member of the supervisory committee of APSA, Cresud, Metrovías S.A. and Grupo Concesionario del Oeste.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he was a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of APSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the supervisory committee of APSA, SAPSA and Inversora Bolívar.

Diego Niebuhr. Mr. Niebuhr obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Price Waterhouse & Co. S.R.L., a member firm of PricewaterhouseCoopers. He is also a member of our supervisory committee and an alternate member of the supervisory committee of Cresud. Ford Credit Cía Financiera S.A., Nutricia Bagó S.A., Ace Seguros and Epson Argentina S.A.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados / SC International. He worked for Harteneck, López y Cia./Coopers & Lybrand in the tax department and worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados/ SC International, an accounting firm in Argentina and former senior at Harteneck, Lopez & Cia,/Coopers & Lybrand. She is also a member of the Supervisory Committees of Inversora Bolivar S.A. and Baldovinos S.A.

Senior Management

Appointment of the Senior Management

The board of directors appoints and removes senior management. Senior management performs its duties in accordance with the instructions of the board of directors.

Information about Senior Management

The following table shows information about our current senior management, appointed by the board of directors at the meeting held on December 20, 2004:

Name	Date of birth (m/d/y)	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
Fernando Barenboim	09/02/1960	Chief Commercial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	2002

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and carried out post graduate studies in Finance in the Universidad del CEMA (Centro de Estudios Macroeconómicos Argentinos) and in the IAE (Universidad Austral). He formerly worked as a Senior Securities Trader of Citibank. He also performed several management positions related to investment banking and capital markets at Banco Río (BSCH) and was Financial Director of the Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as Chief Financial Officer of APSA and Cresud.

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He also serves as Chief Administrative Officer of APSA and Cresud and is alternate director of APSA and director of Cresud.

B. Compensation

Compensation to Directors and Supervisory Committee

Under Argentine law, if the compensation of the members of the board of directors and the supervisory committee is not established in the bylaws of a company, it should be determined at the shareholders meeting. The maximum amount of total compensation of the members of the board of directors and the supervisory committee, including compensation for technical or administrative activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine corporations law, taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results, their responsibilities, the amount of time devoted to their functions, their capability, their professional reputation and the market value of the services they perform. Once the amounts are determined, they are considered at the shareholders meeting.

At the shareholders meeting held on October 22, 2004, the shareholders unanimously decided not to pay any compensation to the Supervisory Committee and to pay a compensation of Ps. 6,510,000 to the board of directors.

Compensation to Senior Management.

We pay our senior management pursuant to a fixed amount which accounts for their background, capacity and experience as well as an annual bonus which varies according to their individual performance and our overall results.

The aggregate cash compensation of our senior management for the fiscal year ended 2004, was Ps. 3.4 millions

Executive Employment Agreements

On October 30, 1997, our shareholders authorized us to enter into Master Executive Employment Agreements with Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto. The Employment Agreements were executed on December 27, 1997 and our shareholders approved the agreements at an extraordinary shareholders meeting held on April 7, 1998.

Pursuant to the Employment Agreements, Messrs. Elsztain, Zang and Bergotto served in their current capacity as director or senior manager and are restricted from participating in real estate activities in Argentina that are in our same line of business.

Under these employment agreements, Messrs. Elsztain, Zang and Bergotto were entitled to receive from us annual compensation in the aggregate of approximately Ps. 750,000, subject to an annual 4% increase.

The initial term of these employment agreements is seven years, however, the agreements may be terminated prior to their expiration by us or the relevant executive. If we terminate the employment agreements without cause, we will be liable to the relevant executive for two years of compensation.

Benefit Plans

Currently there are no variable compensations, no plans providing for pension or retirement, nor any other kind of compensation or remuneration other than the arrangements described above for the members of the board of directors, supervisory committee and senior management.

C. Board Practices

Benefits upon Termination of Employment

Under the Executive Employment Agreements entered into with Messrs. Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto, if we terminate the Executive Employment Agreements without cause, we will be liable to the relevant executive for two years of compensation.

Audit Committee

Pursuant to the System governing the Transparency of Public Offers established through Decree 677/01, the rules of the National Securities Commission (CNV), CNV Resolution Nº 400 and 402, the Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors. The Audit Committee will focus on assisting the Board in exercising its duty of care, the enforcement of accounting policies, disclosure requirements, the management of our business risk, the management of our internal control systems, the ethical conduct of the company’s business, the maintenance of the integrity of our financial statements, compliance with legal provisions, the independence and capability of our independent auditor and the performance of our internal audit function and our external auditors.

On May 27, 2004, the board appointed Marcos Fishman, Cedric Bridger and Gabriel Adolfo Gregorio Reznik. As members of the Audit Committee in compliance with article 15 of the Regime for Transparency in Public Offering approved by Decree 677/01 and section 13 of Resolution 400/2002.

Remuneration Committee

There is no Remuneration Committee.

D. Employees

As of October 31, 2004, we had 2,077 employees. Our non hierarchical employees are under labor collective agreements, we believe we have good relations with the Union and our employees, never experiencing a work stoppage or labor unrest.

The following table sets forth the number of employees in our various businesses at the dates shown:

	Argentine Real Estate	Brazilian Real Estate	Shopping Centers	Hotels	Telecommunication	Credit Card	Total Staff
As of June 30, 2002	150	0	600	618	45	226	1,639
As of June 30, 2003	140	0	605	628	51	222	1,646
As of June 30, 2004	129	0	681	688	51	390	1939
As of October 31, 2004	142	0	745	705	57	428	2077

•	Real Estate Argentina includes IRSA, Inversora Bolívar, Baldovinos, Madero, Libertador 498

•	Shopping Centres includes since June 2000 Altocity (e-commerce) and do not include Mendoza Plaza.

•	Hotels includes Iintercontinental, Sheraton Libertador, Llao Llao

•	Telecommunications Companies includes Red Alternativa, Alternativa Gratis

•	Credit Card includes Tarshop.

Most significant changes in the number of employees in our shopping center are due to the opening of Shopping Center Alto Rosario on November 9, 2004. As of October 31, 2004 we also had 8 temporary employees at our shopping centers and 110 in our hotels.

E. Share Ownership

Share Ownership of Directors, Members of the Executive Committee, Members of the Supervisory Committee and Senior Management.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, senior management and members of the supervisory committee as of November 30, 2004.

Name	Position	Share Ownership
		Number of Shares		Percentage(*)
Boards of Directors
Eduardo S. Elsztain	Chairman, member of the executive committee and Chief Executive Officer.	71,226,786	(1)	27.5%
Saúl Zang	First Vice-Chairman and member of the executive committee.	119,350		0.00%
Alejandro G. Elsztain	Second Vice-Chairman and member of executive committee.	389,402		0.2%
Oscar P. Bergotto	Director and alternate member of the executive committee.	—		—
Fernando A. Elsztain	Director and member of executive committee.	—		—
Gabriel A.G. Reznik	Director and member of the Audit Committee.	124		0.00%
Cedric D. Bridger	Director and member of the Audit committee.	—		—
Marcos Fischman	Director, alternate member of the executive committee and member of the Audit Committee.	—		—

Name	Position	Share Ownership
		Number of Shares	Percentage(*)
Fernando Barenboim	Director and Chief Commercial Officer.	—	—
Fernando Rubín	Director.	—	—
Gary Gladstein	Director.	—	—
Salvador D. Bergel	Alternate director.	—	—
Juan C. Quintana Terán	Alternate director.	—	—
Emilio Cárdenas	Alternate director.	—	—
Senior Management
Gabriel Blasi	Chief Financial Officer.	—	—
David A. Perednik	Chief Administrative Officer.	—	—
Supervisory Committee
Andrés Suarez	Member.	—	—
José D. Abelovich	Member.	—	—
Marcelo H. Fuxman	Member.	—	—
Diego Niebuhr	Alternate member.	—	—
Roberto Murmis	Alternate member.	—	—
Silvia De Feo	Alternate member.	—	—

(1)	Includes (i) 71,225,786 shares of common stock owned by Cresud by reason of his position with Cresud, may be deemed to own all of our common stock shares held for the account of Cresud and (ii) 1,000 shares of common stock beneficially owned by Inversiones Financieras del Sur (IFISA). The number of shares beneficially owned will be 246,344,606 in case of full conversion of the notes and warrants issued pursuant to 47,544,606 units.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table shows, as of November 30, 2004, the information known by us, regarding the beneficial ownership of our outstanding common stock by:

•	each person known to us to be beneficial owner of more than 5% of our outstanding common shares.

•	each of our named executive officers;

•	each director; and

•	all current directors and executive officers as a group.

Shareholder(s)	Number Of Shares Beneficially Owned		%(1)
Eduardo S. Elsztain	71,226,786	(1)	27.5
Saúl Zang	119,350		0.0
Oscar P. Bergotto	—		—
Fernando A. Elsztain	—		—
Alejandro G. Elsztain	389,402		0.2
Gabriel A.G. Reznik	124		0.0
Marcos Fischman	—		—

Directors and executive officers in the aggregate	71,735,662		27.7

Pension Funds in the aggregate(2)	18,366,455		7.1
Templeton Investment Counsel	29,902,130		11.5
Emerging Markets Investors Corp	17,343,070		6.7
Newgate LLP	15,405,260		5.9

(1)	Includes (i) 71,225,786 shares of common stock owned by Cresud by reason of his position with Cresud, may be deemed to own all of our common stock shares held for the account of Cresud and (ii) 1,000 shares of common stock beneficially owned by Inversiones Financieras del Sur (IFISA). The number of shares beneficially owned will be 246,344,606 in case of full conversion of the notes and warrants issued pursuant to 47,544,606 units.

(2)	Based on estimations from the Superintencia de AFJP. None of the pension funds own more than 5.0% of our common stock. The highest percentage owners of the shares are Consolidar with 1.98%, Siembra with 1.32%, and Máxima with 1.321%.

Changes in Share Ownership

	Share Ownership as of
Shareholder	Nov. 30, 2004 (%)	June 30, 2004 (%)	June 30, 2003 (%)	June 30, 2002 (%)
Eduardo S. Elsztain	27.48	25.42	26.52	31.93
Cresud	27.48	25.42	22.86	19.85
Templeton Investment Counsel	11.54	10.81	16.73	16.76
The Peabody Group	4.05	4.22	4.05	9.54
Energing Mkts. Investors Corp	6.69	8.12	2.92	5.06
Newgate LLP	5.94	5.51	2.06	2.36

In November 2002, Eduardo S. Elsztain sold 5,392,546 shares to Cresud.

Except as set forth above, we are not aware of the existence of other shareholders owning more than 5% of our capital stock. The voting rights of our principal shareholders are not different from those of the remaining shareholders.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of November 30, 2004, there were approximately 17,029,662 Global Depositary Shares (representing 170,296,620 of our common shares, or 65.7% of all of our outstanding shares) held in the United States. Additionally, as of such date, there were approximately 98 registered holders represented by American Depositary Shares in the United States.

On October 15, 2002, we initiated a preemptive rights offering of rights to subscribe for 100,000,000 units consisting of US$100.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase shares of our common stock. The Convertible Notes may be converted into shares of our common stock at an exercised price of US$ 0.545. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 66.7 million and they have exercised their accretion rights for US$ 10.7 million, amounting to a total of US$ 77.4 million. During the allocation of the remainder new investors have subscribed the remaining 22.6 million units completing the US$ 100 million offering.

As of November 30, 2004, the number of Convertible Notes outstanding amounts to US$ 86,531,330, the number of warrants currently outstanding amounts to 87,734,038, while 259,218,751 of our shares are outstanding.

As of November 30, 2004 our directors and senior officers controlled, directly or indirectly, approximately 27.7% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. Related Party Transactions

IRSA Management ownership plan

On October 30, 1997 our shareholders authorized us to enter into a management ownership plan with certain executive officers, the content and details of which have been previously disclosed in this document under the “Compensation” caption.

We have subscribed for Convertible Notes issued by APSA.

In order to finance APSA´s US$ 50 million collateral deposit and the subsequent transactions related to the swap agreement entered into APSA and Morgan Guaranty Trust on March, 30, 2002, we and Parque Arauco S.A. entered into loans agreements with APSA. As of June 30, 2002, the outstanding debt with us on these loans was Ps. 45.6 million. In addition, between May and July 2002, we granted APSA a loan for US$ 10.1 million.

The amounts we granted APSA under the above – mentioned loans, were used to subscribe for US$ 27.2 million Convertible Notes issued by APSA, on August 20, 2002. As of November 30, 2004, we owned 29.6 million of the convertibles notes issued by our subsidiary.

As of November 30, 2004, we owned 62.6% of APSA’s common shares. Assuming we exercise our conversion rights of all of our Convertible Notes and no exercise of such rights by any of APSA’s other bondholders, we would own 83.7% of APSA’s common shares. In the case all shareholders exercise their conversion rights and we exercise them as well, we would own 66.9%% of APSA’s common stock.

Repurchase Agreement with APSA

On February 17, 2003, we and Parque Arauco Argentina S.A., entered into a repurchase agreement with APSA, in which we and Parque Arauco Argentina S.A. granted to such company loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, APSA made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Senior Notes with us and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. On November 5, 2004, APSA agreed to repurchase on January 7, 2005, the securities at a price of Ps. 5.1 million and Ps. 2.6 million to us and Parque Arauco Argentina S.A., respectively. The agreement is likely to be renewed upon expiration.

Issue of Convertible Notes by Cresud

On October 15, 2002, Cresud initiated a preemptive rights offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase shares of its common stock. The offering was fully subscribed and the funds have already been received by Cresud. Proceeds of the offering were applied to subscribe US$50.0 million of our Convertible Notes.

As of November 30, 2004, 27.5% of our common shares are property of Cresud. During fiscal year 2004, Cresud decided to convert US$5.0 million of Convertible Notes as part of its long-term strategy intending to revert the reduction in its equity interest as a consequence of the conversion and exercise of Warrants by third parties during the year. Assuming Cresud exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, Cresud would own 59.5% of our common shares. In the case all shareholders exercise their conversion rights and Cresud exercise them as well, Cresud would own 36.9% of our common stock.

Lease of our principal executive offices

Our principal executive offices are located at Bolívar 108, in the City of Buenos Aires. In the past we subleased a portion of our headquarters from Consultores Assets Management S.A. (formerly Dolphin Fund Management) pursuant to two lease agreements dated June 30, 1997. As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Assets Management S.A. and the other remains as Dolphin Fund Management S.A. In respect of Consultores Assets Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock. Consultores Assets Management S.A. (formerly Dolphin Fund Management) leased such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our director, and certain of his relatives. Rental expenses incurred under these leases for the fiscal years ended June 30, 2004 and 2003 amounted to Ps. 0.2 million and Ps. 0.2 million, respectively, plus CER.

These lease and sublease agreements were cancelled on February, 2004 and a new lease agreement was signed by us, APSA, Cresud and Isaac Elsztain e Hijos S.C.A. We have leased our headquarters located in Bolivar 108, City of Buenos Aires pursuant to this agreement since March 2004. This lease has a term of 120 months and rent of Ps. 8,490 is payable monthly. We, APSA and Cresud each pay one-third of such rent in an amount of Ps. 2,830 each.

Corporate Services Rendered to APSA and Cresud

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, Cresud and APSA (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party continues to maintain its strategie and commercial independence of each Party’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each party will continue to maintain separation of its assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program and Mr. Abraham Perelman was appointed as the individual responsible. Such individual shall be member of the Parties’ Audit Committees. The main duties for the project shall consist of (a) monitoring the implementation of the project in accordance with the agreement; (b) reviewing the billing report on a monthly basis to analyze and check it against the provisions of the Agreement, and –in the event of discrepancies or deviations – preparing a report to submit to the General Coordinator, and the Parties’ Boards of Directors and (c) assessing, on a permanent basis the, results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

In the future and in order to continue with our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with APSA and Cresud.

Our chairman is also chairman of Cresud and APSA and our vice-chairman is also vice-chairman of Cresud and APSA.

We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

Lease of office property

We have entered into lease agreements for offices located in the Costero, a building located in Puerto Madero with Consultores Land Interventures S.A. (formely Dolphin Interventures S.A.), Altocity.com, Red Alternativa S.A. Under this lease the monthly rent payable is Ps. 8,302, plus CER. The agreement with Consultores Land Interventures S.A. and Altocity.com expired in January 2002 and October 2004, respectively. Although the agreement with Red Alternativa S.A. expired in May 2004 and does not contemplate an automatic extension, the parties are still performing as though the agreement is still in effect.

We lease to Tarshop the seventh floor of our property located in Suipacha 664. The total monthly rent is Ps. 3,650 plus CER, although the lease expired on August 10, 2004 and does not contemplate an automatic extension. However, the parties are still performing as though the agreement is still in effect.

In December 2003 Cresud moved its administrative offices to the 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. Cresud leased its administrative offices and five parking lot attendants from Inversora Bolivar S.A. pursuant to a lease agreement. This agreement has an initial term of 60 months with an extension option for 36 additional months. Cresud pays a monthly rent of US$ 2,979, with the first two months’ free.

Legal Services

During the fiscal years ended June 30, 2004, 2003 and 2002, we paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 1.1 million, Ps. 1.4 million and Ps. 1.8 million as payment for legal services (for comparison purposes legal services for fiscal years 2002 include the amounts corresponding to APSA which is not consolidated in our results). Our director, Saúl Zang and our alternate director Salvador D. Bergel are partners of, and Juan C. Quintana Terán our alternate director is off counsel of the law firm.

Investment fund

Since 1996, we have investments in Dolphin Fund Plc, an open-ended investment fund which is related to our director Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financing results, net, in the consolidated statements of income. The amounts relating to our net gain on holding Dolphin Fund Pls. for the years ended June 30, 2004, 2003 and 2002 are Ps. 4.4 million, Ps.13.1 million and Ps. 28.2 million, respectively.

Donations to Fundación IRSA and Museo de los Niños

During the years ended June 30, 2004, 2003, and 2002, we made donations to two not-for-profit organizations, namely Fundación IRSA and Fundación Museo de los Niños, for a total amount of Ps. 2.4 million, Ps. 5.0 million and Ps. 0.1 million, respectively. Eduardo S. Elsztain is the President of these organizations.

Purchase of our shares by Cresud

As of June 30, 2004, Cresud had invested Ps. 162.9 million in us through the purchase of our shares and convertibles notes. As of June 30, 2004, Cresud held approximately 25.42% of our common shares. Eduardo S. Elsztain and Saúl Zang, are chairman, and vice-chairman, respectively, of our board of directors as well as our shareholders. They are also chairman and vice-chairman, respectively, of the board of directors of Cresud. Mr. Eduardo S. Elsztain and Saúl Zang are also shareholders of Cresud.

Investment in Banco Hipotecario

As of June 30, 2004, we owned 11.76% of Banco Hipotecario, 5.22% of such ownership is through our wholly-owned subsidiary Ritelco S.A.

Some of our directors are also directors of Banco Hipotecario.

We increased our investment in Banco Hipotecario S.A. in fiscal year 2004

On December 30, 2003, we purchased 4,116,267 shares of BHSA at US$ 2.3868 per share and 37,537 warrants at US$ 33.86 each with the right to purchase 3,753,700 additional shares. We paid US$ 11.1 million for such securities.On February 2, 2004, we exercised a substantial portion of the warrants acquired during fiscal year 2004 as well as warrants we had previously acquired. As a result, we acquired 4,774,000 shares of BHSA for a total consideration of Ps. 33.4 million. During the last quarter of fiscal year 2004, we sold 2,487,571 shares of BHSA to IFIS S.A. (indirect shareholders) for a total consideration of US$ 6.1 million (market value equivalent to Ps. 7.0 per share). We recognized a loss in connection with the sale amounting to Ps. 1.6 million. See Note 3.c. to the Consolidated Financial Statements for details on the accounting for this investment.

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

Santa María del Plata

Santa María del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to the city of Buenos Aires nature reserve. Approval has been granted for the construction of 715,952 squared meters. The development will be targeted at the high-income market. As of December 2004, all the steps required for final approval have been completed. Authorization for the development of the project is awaiting execution by the chief of government of the City of Buenos Aires.

APSA

Neuquén Project

On July 6, 1999, APSA acquired a 94.6% interest in Shopping Neuquén for Ps. 4.2 million. Our subsidiary paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 100 stores, a hypermarket, a multiplex movie theater and a hotel.

Legal issues with former shareholders of Shopping Neuquén

In 2002 the sellers had initiated a mediation process which is a mandatory non-judicial process prior to filing a suit to collect the payment. The result of the mediation was negative, the parties did not reach an agreement.

Furthermore, on August 15, 2003 APSA was informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against the company, claiming collection of a price balance plus interest and legal costs. On September 2003, the company answered the complaint and filed a counterclaim for the contract readjustment based on the economic and social emergency situation. In November 2003 the old shareholders of Shopping Neuquén answered to counterclaim alleging that the payment was overdue before the economic and social emergency situation. For that reason they allege that we cannot plead readjustment of the contract. The trial began on May 11, 2004.

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

In view of this situation, Shopping Neuquén requested the revocation of this administrative act, however, the revocation was rejected by the Municipal Mayor on May 9, 2003 through decree No. 585/03.

Subsequently, in June 2003, Shopping Neuquén lodged a remedy before the Province of Neuquén Supreme Court, requesting the annulment of the above resolutions issued by the Mayor. At the date, the Neuquén Supreme Court has not yet issued a decision regarding the remedy.

If the extension is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment.

As of June 30, 2004, APSA was negotiating with the Municipality of Neuquén the terms of a framework agreement that would establish the conditions for a reactivation of the development and construction of the commercial undertaking. Such agreement would then be incorporated into a new Municipal Ordinance that would modify or annul the original one.

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

In the past, we paid dividends in cash and stock that averaged Ps. 0.11 per share. At our shareholder’s meeting held on October 30, 2000, our shareholders approved the distribution of 20,729.472 treasury shares on a pro rata basis.

With regard to the fiscal year ended June 30, 2001, there was a loss of Ps. 59.9 million. In order to keep adequate liquidity level, to reduce the outstanding debt and the financial burden, we did not pay any cash dividends.

In the shareholders meeting held on November 5, 2002, the shareholders approved the distribution of 4,587,285 treasury shares distributed pro rata among the shareholders. Due to the Ps. 499.6 million loss, no cash dividends were distributed. This year we reported a profit of Ps. 87.9 million, although owing to the restrictions arising from our debt instruments we are prevented from distributing dividends.

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

These limitations will remain in effect until the Unsecured Loan Agreement and the Floating Rate Notes mature in November 2009.

The table that follows presents the dividend payment ratio and the total amount of dividends paid for each fully paid-in common share during fiscal year 2004. Figures in Pesos are stated in historical Pesos at the corresponding. See “Exchange Rate”.

Payments (1)
Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—

(1)	Corresponds to per share payments. To calculate the dividends paid per GDS, the payment per share should be multiplied by ten.

Although our intentions are to distribute cash dividends in the future, there can be no assurance that we will be able to do it.

B. Significant Changes

Conversion of Notes

As of December 20, 2004, the holders of our Convertible Notes exercised their conversion rights. 13,691,735 notes with a face value of US$ 1 each were converted in exchange for 25,122,430 shares with a face value of Ps.1 each. Also warrants issued by our company were exercised for a total of US$ 12,265,962 face value, with US$ 5.0 million face value exercised by Cresud, resulting in the issuance of 22,506,341 shares. Total proceeds from this transaction were US$ 14,721,398 million.

US$ 86,308,265 principal amount of Convertible Notes are currently outstanding. The number of warrants currently outstanding amount to 87,734,038, while 259,628,044 of our shares are outstanding.

Edificios Dique 3

In September 2004 we executed a swap and option agreement with DYPSA (Desarrollos y Proyectos Sociedad Anónima) in connection with lots 1c and 1e of Dique III in Puerto Madero. Under this agreement, DYPSA will build two residential buildings of 37 and 40 floors. Under this agreement, lot 1c was exchanged for 28.50% of the total square meters to be built in the first tower, and a swap option was granted with respect to a second lot for 31.50% of the square meters to be built in the second tower. These transactions are secured by mortgages for US$ 8.03 million and US$ 10.8 million, respectively. The second transaction will be also conditioned to meeting the deadlines set for the construction of the first tower.

On November 2004, we signed the exchange deed for the first parcel of land whereby DYPSA agreed to pay US$ 8.0 million through the exchange of 28.5% of the total meters to be constructed.

Conversion of APSA’s Notes

From July 1, 2004 to December 20, 2004, certain holders of the Convertible Notes exercised their conversion rights. The aggregate number of notes amounted to 1,784,180 notes of US$ 1 face value each, while the number of common shares delivered in this respect amounted to 52,741,373 shares of Ps. 0.1 face value each.

As of November 30, 2004, the number of Convertible Notes outstanding amounts to US$ 47,301,230, while the number of outstanding shares were 779,827,330.

APSA: debt buyback

In order to reduce their financial costs, in August, 2004 APSA and Shopping Alto Palermo S.A. fully repurchased their Class A2 and B2 Notes maturing in January 2005 for Ps. 20.8 million. The repurchase resulted in a payment of Ps. 10.1 million by APSA and Ps. 10.7 million by Shopping Alto Palermo.

In addition, during the month of August APSA repurchased Ps. 1.2 million principal amount of its 14.875% Ps. 85 million notes due April 2005, resulting in an outstanding principal balance of Ps. 48.4 million.

Increase in interest in Mendoza Plaza Shopping

On September 29, 2004, our subsidiary APSA entered into an agreement for the purchase of 49.9% of the capital stock of Perez Cuesta S.A.C.I., a company mainly engaged in the operation of Mendoza Plaza Shopping, a shopping center in the city of Mendoza, for a total amount of US$ 5.3 million which amount is payable as follows: (i) US$ 1.8 million was placed in escrow on the closing date and released to the sellers on December 2, 2004, after the approval of the Antitrust Authorities was granted, (ii) US$ 1.8 million will be paid in September 29, 2005 and (iii) the remaining US$ 1.8 million will be paid in September 29, 2006.

Mendoza Plaza has 37,090 square meters of gross leaseable area, 144 retail stores, sales per square meter of US$ 135 and an occupancy rate of 96%.

The transaction was consummated on December 2, 2004, after APSA obtained approval from the Antitrust Authorities. As a result, APSA currently owns a 68.8% interest in this shopping center.

On December 3, 2004, Alto Palermo signed an option agreement, exercisable until March 31, 2005, which entitles the company to purchase the debt that Perez Cuesta S.A.C.I. owes HSBC Bank Argentina S.A. As of June 30, 2004, such indebtedness amounted to Ps. 9.5 million. As of the date of this filing, such amount is overdue and unpaid. Alto Palermo S.A. paid an option premium of Ps. 0.7 million. The loan bears an interest rate of 8% plus CER adjustment.

Opening of Alto Rosario Shopping

On Tuesday, November 9, 2004 APSA successfully opened Alto Rosario Shopping, with 99% of the units already leased. The project involves three stages. The first stage was the construction of the mall, which features 123 retail stores, 40 stands and 14 fast food stores, restaurants and cafes, totaling 19,297 square meters of gross leaseable area. The second stage involved the opening of the Coto hypermarket, which opened on December 9, 2004, and the third stage includes the extension of the mall and the opening of Showcase cinemas (with 3,400 seats and 14 state-of-the-art movie screens) and the Museo de Los Niños children attraction, expected to open during the first quarter of 2005. The shopping center offers top-quality entertainment areas, services and units.

Including the expansion, the project will require an investment of approximately Ps. 67.5 million (excluding the amount paid for the purchase of the plot).

Increase of IRSA’s stake in APSA

On November 30, 2004, IRSA purchased from GSEM/AP, a wholly owned subsidiary of Goldman Sachs, 3,061,450 Convertible Notes and 1,114,520 ADSs of APSA. IRSA paid a total US$ 15.3 million. IRSA agreed to transfer to Parque Arauco, owner as of June 30, 2004 of a 27.78% interest in APSA, 1,004,866 Convertible Notes and 365,821 ADSs of APSA pursuant to a previous agreement for a price of U$S 5.0 million (32.8% of the acquisition by IRSA from GS).

Bondholders meeting

Related to the U.S.$37,380,000 Series 03 Floating Rate Secured Notes due 2009, issued on November 21, 2002 due in 2009), a bondholder’s meeting will be held on December 28, 2004 in order to amend certain terms and conditions of the notes. In the board of directors’ meeting, held on December 10, 2004, it was decided that the bondholders’ meeting shall consider the Second Amendment to the Fourth Supplemental Indenture.

ITEM 9.	The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Law of Corporations.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Bolsa de Comercio de Buenos Aires and our GDSs on the NYSE.

As of November 30, 2004, holders of our Convertible Notes exercised their conversion rights for the total 13,468,670 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 24,713,137 with a face value of Ps.1.0 each.

During the same period 12,265,962 warrants were exercised resulting in cash inflow of US$ 14.7 million and the issuance of 22,506,341 shares with a face value of Ps. 1 each.

As of November 30, 2004, the number of Convertible Notes outstanding amounted to US$ 86,531,330 the number of warrants outstanding amouneds to 87,734,038, while the number of our outstanding shares were 259,218,751.

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

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the BCBA under the trading symbol “IRSA”. The shares began trading on the BCBA on the year 1948. The following table shows, for the periods indicated, the high and low closing sales price of our common shares on the BCBA. On November 30, 2004, the closing price for our common shares on the BCBA was, approximately, Ps 3.00 per share.

	Pesos per Share
Fiscal Year	High	Low
2004	3.40	1.88
2003	2.88	1.44
2002	1.88	0.58
2001	2.23	1.30
2000	3.15	1.99
1999	3.37	1.63

	Pesos per Share
Fiscal Quarter	High	Low
2004
4th quarter	2.85	1.88
3rd quarter	3.40	2.62
2nd quarter	3.32	2.58
1st quarter	2.70	2.09

2003
4th quarter	2.88	2.32
3rd quarter	2.53	1.82
2nd quarter	2.25	1.75
1st quarter	2.20	1.44

2002
4th quarter	1.88	1.26
3rd quarter	1.45	0.76
2nd quarter	0.97	0.58
1st quarter	1.59	1.00

	Pesos per Share
Month	High	Low
November (Fiscal Year 2005)	3.00	2.82
October (Fiscal Year 2005)	2.86	2.38
September (Fiscal Year 2005)	2.46	2.09
August (Fiscal Year 2005)	2.12	1.99
July (Fiscal Year 2005)	2.20	1.99
June (Fiscal Year 2004)	2.24	2.05
May (Fiscal Year 2004)	2.40	1.88

Source: Bloomberg.

Price history of our stock on the NYSE

Our Global Depositary Shares, each representing 10 common shares, are listed and traded on the NYSE under the trading symbol “IRS”. The Global Depositary Shares began trading on the NYSE on December 20, 1994 and were issued by the Bank of New York, Inc., acting as Global Depositary Shares Depositary. It should not be assumed, however, that the Global Depositary Shares will actually trade at a multiple of 10 times the price per common share. The following table shows, for the periods indicated, the high and low closing sales price of the Global Depositary Shares on the NYSE. On November 30, 2004, the closing price of our Global Depositary Shares on the NYSE was US$ 10.43.

	U.S. Dollar per GDS
Fiscal year	High	Low
2004	11.62	6.50
2003	10.36	3.86
2002	16.08	3.66
2001	22.22	13.00
2000	31.25	19.86
1999	33.50	16.00

	U.S. Dollar per GDS
Fiscal Quarter	High	Low
2004
4th quarter	9.98	6.50
3rd quarter	11.62	9.01
2nd quarter	11.60	8.65
1st quarter	9.55	7.10

2003
4th quarter	6.11	3.86
3rd quarter	6.02	6.79
2nd quarter	8.00	5.50
1st quarter	10.36	7.96

2002
4th quarter	6.10	3.67
3rd quarter	6.29	4.25
2nd quarter	9.75	4.90
1st quarter	16.00	9.80

	U.S. Dollar per GDS
Month	High	Low
November (FY 2005)	10.43	9.41
October (FY 2005)	9.76	7.90
September (FY 2005)	8.39	7.02
August (FY 2005)	7.25	6.60
July (FY 2005)	7.46	6.54
June (FY 2004)	7.80	7.04
May (FY 2004)	8.40	6.50

Source: Bloomberg.

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

The CNV is a separate governmental entity with jurisdiction covering the territory of the Argentine Republic. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The CNVsupervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulate stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the CNV, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have recently issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the BCBA. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the BCBA.

There are 10 securities exchanges in Argentina, the principal exchange for the Argentine securities market is the BCBA, which handles approximately 99% of all equity trading in the country.

The BCBA is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the BCBA, which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores S.A. (Merval).

The securities that may be listed on the BCBA are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The BCBA is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV. Furthermore, the BCBA works very closely with the CNV in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the BCBA for simultaneous processing.

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

Furthermore, the Merval regulates, coordinates and implements each and every aspect connected with stock exchange trading, types of securities, market mechanisms, terms and conditions of payment, and the like. Jointly with the BCBA is has implemented stock-watch mechanisms.

The Merval counts with a trading mechanism applicable to corporate securities and government bonds called Concurrent Market, where trades are executed screen-based or in the traditional open out-the mode on the floor of the BCBA in an automated order-matching system. Merval guarantees the settlement of all trades executed in the Concurrent Market.

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

Among the main features of the open out-cry mechanism carried out on the Floor, the following are highlighted:

•	trades are executed open out-cry;

•	they are perfected through the preparation of order slips; and

•	the best-offer rule applies and as in the electronic system, it open out-cry the Merval settlement guarantee.

Block trading is allowed in a minimum amount of Ps. 200,000 for leader companies which are listed on the leader panel of the BCBA, and Ps. 100,000 for the companies listed on the general panel of the BCBA. Block trading takes place on the floor of the BCBA and is conducted in Spanish by continuous open outcry. Transaction of more than Ps. 1.0 million are announced on the floor and are put on stand by for approximately 30 minutes. For transactions of more than Ps. 5.0 million, a certificate of the units from Caja de Valores S.A. is additionally required.

As to the electronic system, its outstanding characteristics are:

•	trades are executed based on bids and offers entered in work-stations, i.e. computers linked to the Stock Exchange information network,

•	trades are executed automatically,

•	offers are recorded as per price-time priority, privileging the best of them.

These trades have the Merval guarantee.

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

Trades must be reported in real-time for their dissemination, registration and publication. Counterparty trades are settled by Merval, and may be channeled through the guaranteed or the non-guaranteed segment.

Over the Counter Market, MAE

The Mercado Abierto Electrónico (the “MAE”) is an exchange organized under the laws of the Argentine Republic, which operates as a self-regulatory organization under the supervision of the CNV.

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

Securities Central Depositary, Caja de Valores S.A. (“Caja de Valores”)

The Caja de Valores is a corporation, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the CNV.

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking and financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores are the BCBA and the Mercado de Valores (49.98% each).

Certain Information Regarding the BCBA

	As of June 30, 2004	As of December 31,
		2003	2002	2001
Market capitalization (Ps. Billon)	556.3	542.4	348.0	192.5
Average daily trading volume (Ps. Million)	54.6	34.0	17.7	30.9
Number of listed companies	108	110	114	119

Although companies may list all of their capital stock on the BCBA, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the BCBA.

As of June 30, 2004, approximately 108 companies had equity securities listed on the Bolsa de Comercio de Buenos Aires. As of June 30, 2004, approximately 14.45% of the total market capitalization of the BCBA was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Merval experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 78% increase through September 30, 2002, measured in Pesos, and a 77% increase through October 31, 2003, and a 38% increase through October 29, 2004 also measured in Pesos. To control volatility, the BCBA operates a system in which trades of an issuer’s stock are suspended for one-half hour when such issuer’s share price changes by more than 10% from its opening price.

The New York Stock Exchange

Our Global Depositary Shares are listed on the New York Stock Exchange under the trading symbol “IRS”.

D. Selling Shareholders

This item is not applicable.

E. Dilution

This item is not applicable.

F. Expenses of the Issue

This item is not applicable.

ITEM 10.	Additional Information

A. Share Capital

Our Common Stock

As of November 30, 2004, holders of our Convertible Notes exercised their conversion rights for the total 13,468,670 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 24,713,137 with a face value of Ps. 1.0 each.

The number of Convertible Notes currently outstanding amounts to US$ 86,531,330 the number of warrants currently outstanding amounts to 87,734,038 units of US$ 1.0 face value, while the number of our outstanding shares is 259,218,751 of Ps. 1.0 face value. As of July 1, 2003, the number of outstanding authorized and fully paid shares amounted to 212,011,804 of Ps. 0.10 face value face value each. As of June 30, 2004, such amount totaled 258,252,533 shares of face value Ps. 1.0 each.

B. Memorandum and Articles of Association

Our corporate purpose

Our legal name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated under the laws of Argentina on April 30, 1943 as a stock corporation (sociedad anónima) and were registered with the Inspección General de Justicia of the city of Buenos Aires on June 25, 1943 under number 284, on page 291, book 46 of volume A.

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

Board of Directors

Voting on proposals in which directors have material interest

Decree No. 677/01 establishes in Section 8 that the directors, administrators and members of the supervisory committee of companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense, they must:

•	place the corporate interests of the company and the common interest of the shareholders above any other interest, including the controlling shareholder’s interests;

•	refrain from obtaining a personal benefit from the issuer other than the compensation paid for their functions;

•	organize and implement preventive systems and mechanisms to protect corporate interests, reducing the risk of conflicts of interests, either permanent or temporary, in their personal relationships with the company or with persons related to the company. This duty specifically refers to competition with the company, the use or imposition of a lien on corporate assets, the determination of compensation or proposals related thereto, the use of non public information, the use of business opportunities for their own benefit or for the benefit of third parties and, in general, any situation that may generate a conflict of interests affecting the issuer;

•	make the necessary arrangements to perform the company’s activities and implement the necessary internal control to ensure a careful management and avoid breaches of the duties established by the applicable regulations; and

•	act with due diligence when preparing and disclosing the information to the market, and maintain the independence of external auditors.

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

The related person with an interest in the transaction, should submit all the relevant documentation to the approval of the board of directors. The directors must request a report (i) of the audit committee stating if the conditions of the operation may be reasonably considered adequate according to normal market conditions; or (ii) of two independent evaluating firms that shall have informed about the same matter and about the other operation conditions. Immediately after being approved by the board of directors the transaction has to be informed to the CNV.

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

Provisions have been made for compensations of the members of the board of directors for the fiscal year ended 2004, for an amount of Ps. 6.5 million as approved at the shareholders meeting held on October 22, 2004. The members of the supervisory committee renounced collection of their fees for the fiscal year ended 2004.

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

Rights, preferences and restrictions attaching to the common shares

Dividend rights

The Law of Corporations No.19,550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual balance sheet approved by the shareholders. The board of directors submits our financial statements for the previous fiscal year, together with the reports of the supervisory committee, to the annual ordinary shareholders’ meeting. This meeting must be held by October 31 of each year to approve the financial statements and decide on the allocation of our net income for fiscal year 2003. The distribution, amount and payment of dividends if any, must be approved by the affirmative vote of the majority of the present votes with right to vote at the meeting. Under the applicable regulations of the CNV, cash dividends must be paid to the shareholders pro rata according to the interest held by shareholders within 30 days of the decision approving their distribution. If stock dividends are declared, the corresponding shares must be delivered to the shareholders within three months of the shareholders’ meeting approving them. The right of shareholders to collect the dividends expires upon the end of three-years´ term since they were placed at the disposal of shareholders.

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

When we declare and pay dividends on the common shares, the holders of our GDSs, each representing the right to receive ten ordinary shares, outstanding on the corresponding registration date, shall be entitled to receive the dividends due on the common shares underlying the GDSs, subject to the terms of the Modified and Ordered Deposit Contract dated December 12, 1994 executed by and between us, the Bank of New York (the “Depository”) and the eventual holders of GDSs (the “Deposit Contract”). The cash dividends are to be paid in pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. Dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the GDSs net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges. From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. Dollar translation or the remittance of U.S. Dollars abroad. From December 3, 2001 to January 2, 2003, remittances of foreign currency, except for certain transactions, should be authorized by the Argentine Central Bank, including payments made by Argentine debtors in connection with financial debts principal. Nowadays, in general, exchange transactions can be freely performed in Argentina, however, the Argentine Central Bank has imposed restrictions on certain exchange transactions. Therefore, we cannot assure you that in the future we shall be able to transfer abroad the payment of dividends to the holders of our GDSs. See “Taxation-Argentine Taxes-Taxation of Dividends”.

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

There are cases excluded from the tender offer requirements:

•	acquisitions by persons holding or controlling shares or convertible securities which represent more than 50% of our capital stock, notwithstanding the provisions of the CNV; and

•	holdings of more than 35%, which derive from the distribution of shares or dividends paid in shares approved by the shareholders, or the issuance of shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder’s account, or prior to the holding of our shareholders meeting, whatever occurs first.

The CNV regulations require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on the ability to own securities or exercise voting rights, by non-resident or foreign shareholders. However, foreign shareholders must fulfill certain requirements with the Inspección General de Justicia in order to assure that they can exercise their voting rights.

Ownership threshold above which ownership should be disclosed

The CNV regulations require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, should notify the CNV on a monthly basis, their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Further, the CNV must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to hold 5% or more of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the supervisory committee, must provide the CNV with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the Related Party Transactions and Our Indebtedness sections

D. Exchange Controls

Currency exchange regulation

DollarAll foreign currency exchange transactions must be carried out in the free exchange market, in which the Argentine Central Bank participates by purchasing and selling foreign currency.

Import and export of capital

Import of capital

Currently, there are no laws, executive orders or regulations nor any exchange controls in force in Argentina limiting the import of capital.

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

See Item 3: “Key Information – Exchange Rates”.

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

Since January 2, 2003, there has been a reduction in the restrictions imposed by the Central Bank.

In accordance with Comunicación “A” 3973 dated July 1, 2003, as amended by Comunicación “A” 4142 dated May 18, 2004, the Central Bank’s prior approval is no longer required for the following payments:

•	total or partial payment of principal debts in connection with financial loans, bonds and other securities, the payment of which is owed to individuals or entities that are not residents of Argentina, provided that these payments are made within 90 days prior to the date they become due and as long as they are made after 180 days as of the entrance and liquidation of the funds disbursed pursuant to such debt; and

•	the total or partial payment in advance (with no limitation in time) of principal in connection with financial loans, bonds and other securities the payment of which is owed to individuals or entities that are not residents of Argentina, provided that the following conditions are met:

(a)	if the payment is not made as part of a debt restructuring process, the foreign currency amount to be used to prepay debt with individuals or entities that are not residents of Argentina shall not be higher than the present value of the portion of the debt being cancelled; or

(b)	if the payment is made as part of a debt restructuring process with individuals or entities that are not residents of Argentina, the new debt terms and conditions and the cash payment to be made shall not imply an increase in the present value of the debt.

In addition, Comunicación “A” 3843, as amended, and Comunicación “A” 4142 state that prior authorization from the Central Bank are no longer required for payment of accrued interest, at any time, to individuals or entities that are not residents of Argentina.

Pursuant to Comunicación “A” 3722, as amended, individuals and legal entities must obtain the Central Bank’s prior approval for transactions regarding the acquisition of foreign currency for the following purposes: individuals’ foreign portfolio investments, residents’ other foreign investments, legal entities’ foreign investment, and purchases of foreign currency to be kept in custody within Argentina.

Comunicación “A” 3909 and Comunicación “A” 4128, as amended by Comunicación “A” 3944, states that this prior authorization will no longer be required by individuals and legal entities with residence in Argentina for the purpose of purchase of foreign currency as long as:

(i)	the purchases do not exceed an aggregate amount of US$2,000,000 per month; or

(ii)	the amount in pesos to be paid for the foreign currency does not exceed the equivalent of the amount paid by that individual or legal entity to the Argentine tax administration in the previous calendar month for the prior month with respect to exportation duties plus three times the amount paid as tax on deposits and withdrawals of bank accounts.

Comunicación “A” 3998, as amended by Comunicación “A” 4066, states that in addition to the maximum amounts set forth in (i) and (ii) above, individuals and legal entities with residence in Argentina will not be required, up to June 30, 2004, to obtain the Central Bank’s prior approval for the purpose of purchase of foreign currency, provided that:

(a)	the amounts are used before December 31, 2004 to cancel bonds, syndicated financial loans, financial loans granted by foreign banks, debt held by foreign banks or certain other debt;

(b)	foreign currency purchased pursuant to Comunicación “A” 3998 and the related rules and Comunicación “A” 3722 (as amended) may not exceed US$40,000,000 per month; and

(c)	the aggregate of foreign currency purchased pursuant to Comunicación “A” 3998 plus any foreign currency deposited in trusts pursuant to Comunicación “A” 3872 (as amended) plus foreign currency purchased pursuant to specific Central Bank authorizations, may not exceed 35% of the total outstanding principal debt subject to restructuring or the aggregate of unmatured or past-due interest and past-due principal subject to restructuring.

Payments abroad for services rendered can be freely made if the service is rendered by a non-resident in Argentina. If the nature of the service to be paid does not have a direct relation to the company’s business activity, a copy of the original agreement under which the obligation must be paid shall be filed with the relevant financial entity, together with a written statement as to its existence signed by an external auditor or a public accountant whose signature must be certified by the FACPCE.

Furthermore, payments abroad of profits and dividends can be freely made when such profits and dividends result from audited and closed financial statements.

Additionally, communication “A” 3999 permits non-Argentine residents to access the foreign exchange market to purchase foreign currency for subsequent transfer to foreign bank accounts, as repatriation of portfolio investments in Argentina, in connection with payments of principal received in Argentina of foreign-currency denominated Government bonds.

It shall be noted that the Argentine Central Bank issued such communications for the purpose of managing the value of the Argentine peso in relation to the U.S. Dollar. It cannot be anticipated whether the Argentine Central Bank will be able to achieve the referred purpose in the short term. In addition, it cannot be foreseen whether the Argentine Central Bank will introduce new amendments to exchange control regulations in order to control the quotation of the Argentine peso. Any amendment to the referred Communication restricting payments in foreign currency abroad may prevent us from meeting our obligations abroad in foreign currency.

Additionally, while the foreign exchange system has become more flexible under current regulations, no assurance can be given that if the restructuring of the sovereign debt is unsuccessful or the government fails to comply with the IMF agreement, future restriction will not increase or otherwise change the current foreign exchange system or that one or more of the transactions described in this annual report will not be adversely affected.

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

Taxation of Capital Gains

Pursuant to Decree No. 2,284/91 gains on sales or other dispositions of shares or GDSs by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from income tax. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or GDS’s are not listed, sales or other dispositions of such shares or GDSs are taxable at the rate of 17,5%.

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

Notwithstanding the foregoing, on July 3, 2003, the Attorney of the Argentine Republic Treasure has passed Judgment No. 351/03 in which interprets that, as from the enactment of Law No. 25,556, the provisions of the income tax law that taxed capital gains arising from unlisted shares obtained by resident individuals or Offshore Taxable Entities are no longer in force because they have been implicitly abrogated. No assurance can be given on the applicable regime, as of today, no official interpretation of this judgment has been done.

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

At the Shareholder’s Ordinary and Extraordinary General Meeting held on October 22, 2004, the shareholders approved taxes on personal assets and the absorption of such tax by the company for the years 2002 and 2003.

There can be no assurance that in the future this tax will be absorbed by the Company.

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

F. Dividends and Paying Agents

This section is not applicable.

G. Statement by Experts

This section is not applicable.

H. Documents on display

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.irsa.com. It should be noted that nothing on our website should be considered part of this annual report on Form 20-F. You may request a copy of these filings at no cost, by writing or calling the offices of IRSA, Moreno 877, (C1091AAQ) Buenos Aires, Argentina. Our telephone number is +54-11-4323-7400.

I. Subsidiary Information

This section is not applicable.

J. Compliance with NYSE listing standards on corporate governance

New York Stock Exchange and Argentine Corporate Governance Requirements

In accordance with Section 303A.11 of the New York Stock Exchange’s Listed Company Manual, the following table sets forth significant differences between Argentine corporate governance requirements and comparable corporate governance requirements applicable to U.S. corporations listed on the New York Stock Exchange.

ITEM	NYSE REQUIREMENTS	ARGENTINE LAW REQUIREMENTS

Code of Business Conduct	A company must adopt and disclose a code of business conduct and ethics for its directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The companies may determine their own policies, but the should address the most important topics, including: (i) conflicts of interest; (ii) corporate opportunities; (iii) confidentiality; (iv) fair dealing; (v) protection and proper use of company assets; (vi) compliance with laws, rules and regulations (including insider trading laws); and (vii) encouraging the reporting of any illegal or unethical behavior.	There is no legal obligation to adopt a code of business conduct under the Argentine law. Notwithstanding the above, a company may create an internal code of conduct, provided that it does not require or prohibit any behavior or impose sanctions, which violate Argentine law.

Audit Committee	A Company must have an Audit Committee with a minimum of three members. Each member must be financially literate and at least one member must have an accounting or related financial management expertise, as the board interprets such qualifications in its business judgment. All the members must be independent directors. The Audit Committee must have a written charter that addresses: (i) its purpose; (ii) an annual performance evaluation of the committee; and (iii) its duties and responsibilities.	In accordance with Argentine law, a public Company must have an Audit Committee with a minimum of three members of the board of directors, the majority of which shall be independent pursuant to the criteria established by the CNV. There is no requirement related to the financial expertise of the members of the Audit Committee. The committee creates it own written internal code that addresses among others: (i) its purpose; (ii) an annual performance evaluation of the committee; and (iii) its duties and responsibilities.

Internal Audit Function	A company must have in place an internal audit function to provide management and its audit committee with ongoing assessments of such company’s risk management processes and system of internal control. A company may choose to outsource this function to a firm other than its independent auditors.	No similar obligation exists under Argentine legislation

CEO Certifications	A Company’s CEO must certify annually that he or she is not aware of any violations by such company of the NYSE’s corporate governance standards (this certification is in addition to the certification required by Section 302 of the U.S. Sarbanes-Oxley Act of 2002).	No similar obligation exists under Argentine legislation. However, in accordance with Argentine law the directors of a Company must annually submit for its shareholders’ approval such Company’s annual report and financial statements at such Company’s annual shareholders’ meeting. Also, public companies must, from time to time, provide the Company’s relevant information by means of the publications and notifications established by law, both to the public and to the CNV.

ITEM	NYSE REQUIREMENTS	ARGENTINE LAW REQUIREMENTS

Notification by the CEO to the NYSE of Non-Compliance with Corporate Governance Standards	A company’s CEO must promptly notify the NYSE in writing after any executive officer of the company becomes aware of any material non-compliance with any applicable NYSE corporate governance standard.	No similar obligation exists under Argentine legislation.

Disclosure of Significant Differences with Respect to Corporate Governance Practices	A company must provide a summary description of significant differences between its home country corporate governance practices and the corporate governance requirements established by the NYSE and applicable to U.S. domestic listed companies.	No similar obligation exists under Argentine legislation.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

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

We place our cash and current investments in high quality financial institutions in the United States, Europe and Argentina. Our policy is to limit exposure with any individual institution. Our investment portfolio primarily consists of income securities and local market stocks. As of June 30, 2004 we had cash and cash equivalents (money market funds and time deposits) of Ps. 122.9 million and marketable securities totaling Ps. 41.0 million. In view of the nature of our total portfolio, 100 BPs parallel shift movement in the interest rate curve would not have a significant impact on the total value of our portfolio as of June 30, 2004.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations. The instruments’ actual cash flows are denominated in U.S. Dollars. Our interest expense is sensitive to changes in the general level of interest rates because most of our long-term debt arrangements bear interest at floating rates. Therefore, our results of operations would be affected by interest rate changes. Based on the nature and current levels of our long-term debt, however, we have concluded that an immediate 100 BPs parallel shift change in the interest rate curve would not have a material effect on the present value of our debt.

For debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in U.S. Dollars.

The following table sets forth principal cash flows and related weighted average interest rates by expected maturity dates for debt obligations:

	June 30, 2004 Expected Maturity Date (US$ Equivalent in million)
Liabilities	FY2005	FY2006	FY2007	FY2008	FY2009	FY2010	TOTAL
							136.42
Fixed Rate (US$) (3)		49.07	87.36
Average interest rate		10%	8%
Fixed Rate (Pesos) (1)	22.29	—	—	—			22.29
Average interest rate (2)	13.4%
Floating Rate (US$) (4) (5)	16.02	7.24	13.28	14.48	26.55	4.80	82.37
Average interest rate (1)	Libor+277	Libor+254	Libor+255	Libor+263	Libor+269	Libor+500

(1)	Peso-denominated loans were converted to U.S. Dollar at an exchange rate of Ps. 2.958 per U.S. Dollar.

(2)	Average interest rate based on the prices settled in the contracts as of June 30, 2004.

(3)	Includes IRSAs and APSAs Convertible Notes.

(4)	It Includes US$ 12 million loan of our subsidiary Hoteles Argentinos. In January 2001, our subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12.0 million from BankBoston N.A. This loan expires in January 2006 and accrues a quarterly interest at the LIBOR plus a markup ranging between 401 and 476 basis points, according to the value of certain financial indicators. This loan was not converted to Pesos and is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. As of the date of this filing, we are negotiating the terms of payments of this liability with Marathon Master Fund Ltd., the current owner of the loan. This loan was not converted into Pesos and it is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. This loan is with no recourse to us. On December 16, 2004, our wholly-owned subsidiary Ritelco S.A. acquired 100% of the debt Hoteles Argentinos had with Marathon Master Fund, Ltd. Ritelco S.A. paid a total amount of US$ 8.0 million.

(5)	Includes APSA´s Class B-1 Senior Notes and the obligations regarding the Compensation Agreement.

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

Due to the end of Convertibility Plan, our foreign exchange exposure has increased considerably. Currently most of our revenues are derived from our operations in Argentina and foreign exchange volatility will probably affect our Peso-denominated revenues, making it more burdensome for us to pay our U.S. Dollar-denominated debt.

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

We have entered into foreign currency forward exchange contracts with maturities of one year or less. Consistent with our risk management policy, we have used foreign currency forward exchange contracts as a supplement to reduce our overall borrowing costs. The forward foreign exchange contracts are recognized in our Consolidated Financial Statements at their fair value. At June 30, 2004, we had no outstanding foreign currency forward contracts.

Based on our historical foreign currency rate movements, we do not believe that reasonably possible near-term changes in foreign currency will result in a material effect on our future earnings, fair values or cash flows.

Foreign exchange net losses during fiscal year 2004 was Ps. 13.0 million.

The following table presents principal cash flows of the swap agreement:

	Notional principal amount (million)	FY2004	FY2005	FY2006	Market Value (1)
Related derivatives
U.S. Dollars	(69.13)	—	(69.13)	—	(U.S.45.4)
Peso	69.13	—	69.13	—

(1)	Market value of swap agreement, which includes cash flow of principal and interest as of June 30, 2004.

ITEM 12.	Description of Other than Equity Securities

This item is not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

Pursuant to a restructuring and reorganization plan we set forth the necessary measures to restore the liquidity position of our company. Consequently, we are currently in payment of our outstanding debts.

Hoteles Argentinos S.A.

However, our subsidiary Hoteles Argentinos, owner of the Hotel Sheraton Libertador, has not paid yet principal installments for a total of US$ 3.6 million, that were due between July 29, 2002 and October 29, 2004 and interest installments for a total amount of US$ 1,735,578, under the US$ 12.0 million loan. On December 16, 2004, our wholly-owned subsidiary Ritelco S.A. acquired 100% of this debt paying a total amount of US$ 8.0 million.

Neuquén Project

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén for Ps. 4.2 million. We paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million was originally scheduled to be paid on or before July 5, 2001. As of the date of this filing the remaining payment is overdue.

In August 2003, we were informed that 85.75% of Shopping Neuquén ´s former shareholders had filed a complaint against us. In September 2003, we answered the complaint and filed a counterclaim for contract readjustment based on the economic and social emergency situation. In November 2003, they answered our counterclaim alleging that the payment was overdue before the economic and social emergency situation arose in Argentina. For that reason they allege that we cannot plead readjustment of the contract. The trial began on May 11, 2004.

Although we hope to obtain a favorable outcome in this judicial proceeding, and we still are negotiating a new arrangement with the old shareholders, we cannot assure a favorable result.

Mendoza Plaza

On September 29, 2004, APSA entered into an agreement for the purchase of 49.9% of the capital stock of Perez Cuesta S.A.C.I., a company mainly engaged in the operation of the Mendoza Plaza Shopping center in the City of Mendoza.

The transaction was consummated on December 2, 2004, after APSA obtained approval from the Antitrust Authorities. As a result, APSA currently owns a 68.8% interest in this shopping center.

As of June 30, 2004, Pérez Cuesta had Ps. 40.3 million of financial indebtedness (including accrued interests and CER), Ps. 23.1 million of which was overdue and was in default. Although pursuant to Decree No. 214/02, Pérez Cuesta’s U.S. Dollar-denominated financial indebtedness was converted into Pesos, since its indebtedness includes outstanding mortgage and commercial lease contracts-collateralized borrowings, the default on several expired payments raises substantial doubt as to its ability to continue as a going concern. Currently, Pérez Cuesta and APSA are negotiating the restructuring of the debt terms with Pérez Cuesta’s creditors. However, we cannot assure you that they will achieve a successful restructuring of Pérez Cuesta’s financial indebtedness.

On December 3, 2004, Alto Palermo signed an option agreement, exercisable until March 31, 2005, which entitles the company to purchase the debt that Perez Cuesta S.A.C.I. owes to HSBC Bank Argentina S.A. As of June 30, 2004, such indebtedness amounted to Ps. 9.5 million. As of the date of this filing, such amount is overdue and unpaid. Alto Palermo S.A. paid an option premium of Ps. 0.7 million. The loan bears an interest rate of 8% plus CER adjustment.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

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

There are cases excluded from the tender offer requirements:

•	acquisitions by persons holding or controlling shares or convertibles securities which represent more than 50% of our capital stock, notwithstanding the provisions of the CNV; and

•	holdings of more than 35%, which derive from the distribution of shares or dividends paid in shares approved by the shareholders, or the issuance of shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder’s account, or prior to the holding of our shareholders meeting, whatever occurs first.

The Fair Price Provision requires the offering party to notify use of the tender offer simultaneously with its filing of the public tender offer with the CNV, the Argentine National Securities Commission. The notice to us is required to set forth all of the terms and conditions of any agreement that the offering party has made with any other of our shareholders with respect to the proposed transaction and to provide, among other things, the following information:

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

The CNV regulations require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

(a) Disclosure Controls and Procedures

As of the end of fiscal 2004, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls that materially affected, or is reasonably likely to materially affect our internal controls.

ITEM 16.

16 A. Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee plan was unanimously approved. Pursuant to this plan, the board of directors appointed the members of the audit committee taking into consideration their expertise in corporate administration, finance and accounting. This committee was formed in May 2004 and has been fully operating since such time.

Pursuant to the System governing the Transparency of Public Offers established through Decree No. 677/01, the rules of the CNV (Resolutions No 400 and 402), the board of directors established that the Audit Committee shall be a Committee of the Board of Directors. The Audit Committee will focus on assisting the board in exercising its duty of care, the enforcement of the accounting policies, disclosure requirements, the management of our business risk, the management of our internal control systems, the ethical conduct of the company’s business, the maintenance of the integrity of our financial statements, compliance with legal provisions, the independence and capability of our independent auditor and the performance of our internal audit function and of our external auditors.

On May 27, 2004, the board officially appointed Marcos Fishman, Cedric Bridger and Gabriel Adolfo Gregorio Reznik as members of the Audit Committee. The board of directors named Cedric Bridger as the audit committee financial expert serving on the Audit Committee according with the rules adopted by the SEC.

16 B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is filed as Exhibit 11.1. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in our next Form 20-F to be filed to the SEC.

16 C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2004 and June 30, 2003, we were billed for a total amount of Ps. 0.8 million and Ps. 0.7 million respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements, performance of the audit or review of our interim financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2004 and June 30, 2003, we were billed for a total amount of Ps. 0.03 million and Ps. 0.02 million respectively, for professional services rendered by our principal accountants mainly related to the issuance of covenants certificates and other certifications.

Tax Fees

During the fiscal years ended June 30, 2004 and June 30, 2003, we were billed for a total of Ps. 0.5 million and Ps. 0.003 million, respectively, amount for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal years ended June 30, 2004 and June 30, 2003, we were billed for a total amount of Ps. 0.007 million and Ps. 0.002 million respectively, for professional services rendered by our principal accountants including fees mainly related to special assignments and courses.

16 D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

16 E. Purchase of Equity Securities by the Issuer and Affiliated

This section is not applicable.

PART III

ITEM 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-170.

ITEM 19.	Exhibits

Index to Financial Statements (see page F-1).

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

3.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

4.1**	Unit Agreement between the registrant and the Bank of New York.

4.2**	Indenture between the registrant and the Bank of New York.

4.2**	Warrant Agreement between the registrant and the Bank of New York, as warrant agent.

4.3***	Exchange of Operating Services Agreement.

11.1	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the registrant.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 33-86792)

**	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form F-1 (File No. 333-89660)

***	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form 6-K (File No. 00.-13542)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3.c. to the consolidated financial statements, as a result of the Company’s purchase of additional shares and the exercise of warrants of Banco Hipotecario S.A. (BHSA) (as further discussed in Note 2.f. to the consolidated financial statements), the Company changed its method of accounting for its investment in BHSA. Under the new accounting method, adopted as of June 30, 2004, the investment in BHSA is accounted for under the equity method of accounting. The auditors´ report on the consolidated financial statements of BHSA as of June 30, 2004, dated September 6, 2004, includes an explanatory paragraph describing that the quality of BHSA’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. The political and economic crisis of late 2001 and early 2002 and the Argentine government’s actions to address such crisis have had a significant adverse effect on BHSA’s business activity. Currently, BHSA is significantly dependent on the Argentine Government’s ability to perform on its obligations to BHSA and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to approve and deliver government securities under various laws and regulations. As of June 30, 2004, the investment in BHSA accounts for approximately 7% of the total consolidated assets of IRSA Inversiones y Representaciones Sociedad Anónima. The future outcome of the uncertainties described before could have an adverse effect in the valuation of this investment.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20- F. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By (Partner)
Carlos Martín Barbafina

Buenos Aires, Argentina
September 7, 2004

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2004 and 2003

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	2004		2003 (As restated)
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 21.e.)	Ps.	93,096	Ps.	89,883
Investments (Notes 4.b. and 21.e.)		70,804		142,118
Mortgages and leases receivable, net (Notes 4.c. and 21.e.)		34,431		36,404
Other receivables and prepaid expenses (Notes 4.d. and 21.e.)		52,748		13,984
Inventories (Note 4.e.)		10,572		15,087

Total current assets		261,651		297,476

Non-Current Assets
Mortgages and leases receivable, net (Note 4.c. )		2,836		2,777
Other receivables and prepaid expenses (Notes 4.d. and 21.e.)		125,794		127,314
Inventories (Note 4.e.)		19,962		8,767
Investments (Note 4.b.)		524,434		420,373
Fixed assets, net (Note 21.a.)		1,265,666		1,227,639
Intangible assets, net (Note 21.b.)		2,427		3,239

Subtotal		1,941,119		1,790,109

Goodwill, net		174		(5,629)

Total non-current assets		1,941,293		1,784,480

Total Assets	Ps.	2,202,944	Ps.	2,081,956

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f. and 21.e.)	Ps.	43,008	Ps.	27,822
Mortgages payable (Note 21.e.)		2,218		2,100
Customer advances (Notes 4.g. and 21.e.)		25,454		15,522
Short-term debt (Notes 4.i. and 21.e.)		135,127		87,434
Salaries and social security payables (Note 4.h.)		7,981		6,151
Taxes payable (Notes 4.j. and 21.e.)		11,641		10,033
Other liabilities (Notes 4.k. and 21.e.)		30,593		39,676

Total current liabilities		256,022		188,738

Non-Current Liabilities
Trade accounts payable (Notes 4.f. and 21.e.)		2,865		3,609
Customer advances (Note 4.g.)		28,802		25,260
Long-term debt (Notes 4.i. and 21.e.)		468,807		592,104
Taxes payable (Note 4.j.)		6,207		1,684
Other liabilities (Note 4.k. and 21.e.)		10,150		7,331

Total non-current liabilities		516,831		629,988

Total Liabilities		772,853		818,726

Minority interest		470,237		454,044

SHAREHOLDERS’ EQUITY		959,854		809,186

Total Liabilities and Shareholders’ Equity	Ps.	2,202,944	Ps.	2,081,956

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	2004		2003 (As restated)		2002 (As restated)
Revenues	Ps.	260,805	Ps.	236,495	Ps.	156,244
Costs (Note 21.d)		(147,416)		(154,667)		(96,962)

Gross profit		113,389		81,828		59,282

Selling expenses		(23,033)		(28,555)		(14,246)
Administrative expenses		(50,240)		(45,194)		(36,258)

Subtotal		(73,273)		(73,749)		(50,504)

Gain on purchasers rescissions of sales contracts		—		9		—
Gain (loss) in credit card trust		261		(4,077)		—
Gain (loss) from operations and holdings of real estate assets, net (Note 7)		64,343		21,507		(46,840)

Operating income (loss)		104,720		25,518		(38,062)

Amortization of goodwill		(2,904)		(6,631)		—
Equity gain (loss) from related parties		26,653		(14,701)		(4,571)
Financial results, net (Note 8)		10,546		315,301		(496,498)
Other expenses, net (Note 9)		(12,591)		(859)		(4,483)

Income (loss) before taxes and minority interest		126,424		318,628		(543,614)

Income and asset tax (expense) benefit		(25,720)		3,529		(1,086)
Minority interest		(12,842)		(35,712)		977

Net income (loss)	Ps.	87,862	Ps.	286,445	Ps.	(543,723)

Earnings per share (Note 18):

Basic net income (loss) per share	Ps.	0.39	Ps.	1.37	Ps.	(2.62)

Diluted net income (loss) per share	Ps.	0.23	Ps.	0.57	Ps.	(2.62)

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 5.a.)		Treasury Stock		Inflation adjustment of common stock (Note 5.c.)		Inflation adjustment of treasury stock (Note 5.c.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.d.)		Retained earnings/ (accumulated deficit)		Shareholders’ Equity
Balances as of June 30, 2001	Ps.	207,412	Ps.	4,588	Ps.	268,524	Ps.	5,863	Ps.	569,481	Ps.	1,055,868	Ps.	19,447	Ps.	(8,872)	Ps.	1,066,443

Net loss for the year		—		—		—		—		—		—		—		(543,723)		(543,723)

Balances as of June 30, 2002	Ps.	207,412	Ps.	4,588	Ps.	268,524	Ps.	5,863	Ps.	569,481	Ps.	1,055,868	Ps.	19,447	Ps.	(552,595)	Ps.	522,720

Conversion of debt into common shares		13		—		—		—		8		21		—		—		21
Distribution of treasury stock		4,588		(4,588)		5,863		(5,863)		—		—		—		—		—
Net income for the year		—		—		—		—		—		—		—		286,445		286,445

Balances as of June 30, 2003	Ps.	212,013	Ps.	—	Ps.	274,387	Ps.	—	Ps.	569,489	Ps.	1,055,889	Ps.	19,447	Ps.	(266,150)	Ps.	809,186

Conversion of debt into common shares		23,734		—		—		—		14,313		38,047		—		—		38,047
Exercise of warrants		13,056		—		—		—		11,703		24,759		—		—		24,759
Net income for the year		—		—		—		—		—		—		—		87,862		87,862

Balances as of June 30, 2004	Ps.	248,803	Ps.	—	Ps.	274,387	Ps.	—	Ps.	595,505	Ps.	1,118,695	Ps.	19,447	Ps.	(178,288)	Ps.	959,854

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	2004		2003 (As restated)		2002 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	Ps.	87,862	Ps.	286,445	Ps.	(543,723)
Plus (less) income and asset tax expense (benefit) accrued for the year		25,720		(3,529)		1,086
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization		68,519		80,547		26,297
Minority interest		12,842		35,712		(977)
Allowances and provisions		8,447		5,406		1,638
Sundry provisions		12,414		11,543		—
Gain from the sale of intangible assets		—		(2,132)		—
Equity (gain) loss from related parties		(26,653)		14,701		4,571
(Gain) loss from operations and holdings of real estate assets, net		(64,343)		(11,386)		46,840
Gain on early repurchase of debt		—		(25,192)		—
Financial results		(35,451)		(375,673)		330,894
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Decrease (increase) in current investments		4,418		(4,604)		(18,095)
(Increase) decrease in non-current investments		(10,729)		(2,362)		1,103
(Increase) decrease in mortgages and leases receivables		(9,415)		(9,235)		41,228
(Increase) decrease in other receivables		(1,256)		12,382		(13,653)
Decrease in inventories		6,894		35,293		59,050
Increase in intangible assets		(603)		(580)		—
Increase (decrease) in trade accounts payable		14,442		(154)		8,392
Increase (decrease) in customer advances, salaries and social security payable and taxes payable		2,765		(8,307)		1,904
Cash dividends received		—		608		2,805
(Decrease) increase in other liabilities		(24,648)		(2,053)		23,796
Increase in accrued interest		2,189		56,515		81,157

Net cash provided by operating activities		73,414		93,945		54,313

CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from the sale of interests in joint controlled companies		—		—		134,769
Payment for acquisition of subsidiary companies and equity investees, net of cash acquired		—		(31,744)		(21,712)
Loans granted to related parties		—		—		(105,714)
Purchase of shares and options of Banco Hipotecario S.A.		(127,348)		—		—
Sale of shares of Banco Hipotecario S.A.		57,070		—		—
Payment for acquisition of undeveloped parcels of land		(558)		(208)		(3,317)
Purchase and improvements of fixed assets		(25,073)		(10,783)		(25,110)
Net proceeds from the sale of intangible assets		—		2,132		—

Net cash used in investing activities		(95,909)		(40,603)		(21,084)

CASH FLOWS FROM FINANCING ACTIVITIES:
Financing costs		—		(6,265)		(3,408)
Contributions received by subsidiaries from minority shareholders		—		142		4,561
Proceeds from short-term and long-term debt		300		397,310		170,045
Payment of short-term and long-term debt		(66,698)		(270,962)		(210,641)
Payment of seller financing		(1,150)		(1,182)		(1,984)
Exercise of warrants		24,759		—		—
Dividends paid by subsidiaries to minority shareholders		(4,860)		—		—
Decrease in mortgages payable		—		(9,604)		—

Net cash (used in) provided by financing activities		(47,649)		109,439		(41,427)

Net (decrease) increase in cash and cash equivalents		(70,144)		162,781		(8,198)
Cash and cash equivalents as of the beginning of the year		193,057		30,276		38,474

Cash and cash equivalents as of the end of the year	Ps.	122,913	Ps.	193,057	Ps.	30,276

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2004, 2003 and 2002 (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

	2004		2003 (As restated)		2002 (As restated)
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	58,921	Ps.	31,249	Ps.	29,391
Income tax		1,002		1,044		394

Non-cash activities:
Increase in fixed assets through a decrease in undeveloped parcels of land	Ps.	51,501	Ps.	—	Ps.	—
Conversion of debt into common shares		38,047		—		—
Increase in inventory through a decrease in fixed assets		18,189		19,851		41,420
Increase in other receivables through a decrease in non-current investments		14,878		—		—
Issuance of credit card receivables		12,513		—		—
Increase in inventory through a decrease in undeveloped parcels of land		10,748		—		—
Increase in other receivables through a decrease in inventory		8,755		—		—
Increase in non-current other receivables through a decrease in inventory		5,890		—		—
Increase in other receivables through an increase in taxes payable		2,854		—		—
Liquidation of interest in credit card receivables		210		—		—
Increase in fixed assets through a decrease in inventory		40		1,212		—
Increase in fixed assets through a decrease in intangible assets		31		—		—
Increase in undeveloped parcels of land through a decrease in inventory		—		39,529		—
Increase in short and long term-debt through a decrease in other liabilities		—		35,341		—
Increase in customer advances through a decrease in other liabilities		—		2,856		—
Increase in inventory through a decrease in mortgages receivable		—		2,757		—
Increase in inventory through an increase in mortgages payable		—		2,078		—
Decrease in investments through an increase in mortgages and leases receivable		—		1,966		—
Decrease in short and long term-debt through a decrease in intangible assets		—		966		—
Increase in fixed asset through an increase in mortgages payable		—		928		—
Increase in investments through a decrease in mortgages and leases receivable		—		760		22,699
Increase in non-current investments through a decrease in other receivables		—		117		—
Decrease in non-current investments through a decrease in other liabilities		—		—		38,115
Decrease in mortgages receivables through an increase in investments		—		—		23,368
Decrease in short and long term-debt through a decrease in investments		—		—		6,315
Increase in other receivables through a decrease in mortgages receivable		—		—		2,809

	2004		2003		2002
Acquisition of equity investees:
Investments, net of cash acquired, when applicable	Ps.	—	Ps.	31,744	Ps.	21,712

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

1.	Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is an Argentine real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries and joint ventures (IRSA and subsidiaries is collectively referred hereinafter as “IRSA” or the “Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale, (ii) the acquisition, development and operation of office and other non-retail buildings primarily for rental purposes, (iii) the development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the acquisition of undeveloped land reserves either for future development or sale, (vi) e-commerce activities and, (vii) other non-core activities. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2.	Preparation of financial statements

a.	Basis of presentation

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulations of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 20 to these Consolidated Financial Statements.

As discussed in Notes 2.c. and 3.n., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV regulations represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying Consolidated Financial Statements.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

b.	Principles of consolidation (continued)

A description of the subsidiaries over which the Company has or had effective control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2004	2003	2002
Controlled companies
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”)	66.67%	66.67%	66.67%
Abril S.A. (“Abril”)	83.33%	83.33%	83.33%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”)	83.33%	83.33%	83.33%
Baldovinos S.A. (“Baldovinos”)	83.33%	83.33%	83.33%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”)(ii)	100.00%	100.00%	—
Alto Palermo S.A. (“APSA”) (iii)	53,81%	54,79%	—
Llao Llao Resorts S.A. (“LLR”) (iv)	50.00%	50.00%	50.00%

(i)	Percentage of equity interest owned has been rounded and does not contemplate the effects of the potential conversion of irrevocable contributions into common shares.
(ii)	As a result of a share exchange, the Company’s ownership interest in BAT&FCSA increased from 50% to 100% in August 2002. See footnote (iii) to the jointly controlled companies chart for further details.
(iii)	During the year ended June 30, 2003 the Company obtained a controlling interest in APSA, through the acquisition of 5.8 million additional shares and convertible notes issued by APSA. The amount paid by the Company for the acquisition of such additional shares totaled US$ 2.5 million. The consolidated statements of income for the year ended June 30, 2003 includes the results of operations of APSA on a consolidated basis as from July 1, 2002.
(iv)	As discussed in Note 2.d. the Company adopted RT No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” during the year ended June 30, 2004. As a result of such an adoption, the Company started to consolidate LLR. The Consolidated Financial Statements presented for comparative purposes were restated accordingly.

A description of the jointly-controlled investments accounted for under the equity method is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2004	2003	2002
Jointly controlled companies
Puerto Retiro S.A. (“Puerto Retiro”)	33.33%	33.33%	33.33%
Alto Palermo S.A. (“APSA”) (ii)	—	—	49.69%
Argentine Realty S.A. (“ARSA”) (iii)	—	—	50.00%
Buenos Aires Realty S.A. (“BARSA”) (iii)	—	—	50.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”) (iii)	—	—	50.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	See footnote (iii) to the controlled companies chart.
(iii)	During the year ended June 30, 2000, the Company, together with RAGHSA S.A. (“RAGHSA”), formed BARSA to acquire 20,947 square meters of undeveloped land in Puerto Madero, Buenos Aires, for a total consideration of Ps. 61 million. Subsequent to this acquisition, the Company and RAGHSA formed two additional companies, BAT&FCSA and ARSA, for the sole purpose of holding an interest in a portion of the undeveloped land. In this connection, the land was subdivided into three separate lots, and each lot transferred to a separate company. In August 2002, the Company and RAGHSA agreed the redistribution of the interest in the land and certain assumed commitments between those companies and also exchanged the ownership interests in ARSA, BARSA and BAT&FCSA. As a result of the share exchange, the Company holds a 100% ownership interest in BAT&FCSA, while RAGHSA holds the 100% ownership interest in ARSA and BARSA. The Company’s interest in the land and related commitments remained unchanged as a result of the whole transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

b.	Principles of consolidation (continued)

As a result of the increase in the ownership interest and the consolidation of APSA, during fiscal year 2003 the Company discontinued the application of the proportional consolidation method that had been used for reporting the results of the Company’s jointly controlled subsidiaries in prior years. Therefore, the Company restated its prior year’s financial statements to reflect such investments under the equity method of accounting.

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

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying Consolidated Financial Statements.

d.	New accounting and disclosure standards

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolution (RT) No. 16, “Framework for the Preparation and Presentation of Financial Statements”; RT No. 17, “Overall Considerations for the Preparation of Financial Statements”; RT No. 18, “Specific Considerations for the Preparation of Financial Statements”; RT No. 19, “Amendments to Technical Resolutions No. 4, 5, 6, 8, 9, 11 and 14”; and RT No. 20, “Accounting for Derivative Instruments and Hedging Activities” issued by the Federación Argentina de Consejos Profesionales en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. The Company adopted such standards on July 1, 2002, except for RT No. 20, which was adopted on July 1, 2003. As required by Argentine GAAP, when issuing the 2003 financial statements, the Company restated its prior year financial statements to give retroactive effect to the newly adopted accounting standards. These new accounting and disclosure standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

d.	New accounting and disclosure standards (continued)

In addition, during 2003 the CPCECABA approved and the CNV adopted with certain amendments RT No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, which became effective to the Company for the fiscal year ended June 30, 2004. As a result of the adoption of RT No. 21, the Company started to consolidate LLR during fiscal year 2004. As required by the transition provision of this standard, the Company’s prior year’s financial statements were restated accordingly.

e.	Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

f.	Acquisition of businesses

In the preparation of these Consolidated Financial Statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s Consolidated Financial Statements since the date of the respective acquisition.

Year ended June 30, 2004

Purchase of additional shares and exercise of warrants of Banco Hipotecario S.A. (BHSA)

On December 30, 2003, the Company purchased 4,116,267 shares of BHSA at US$ 2.3868 per share and 37,537 warrants at US$ 33.86 each, granting the warrants the right to purchase 3,753,700 additional shares. This transaction implied a total disbursement of US$ 11.1 million. Furthermore, on February 2, 2004, the Company exercised a substantial portion of the warrants acquired during fiscal year 2004 as well as warrants the Company had acquired in the past. As a result, the Company acquired 4,774,000 shares of BHSA for a total consideration of Ps. 33.4 million. During the last quarter of fiscal year 2004, the Company sold 2,487,571 shares of BHSA to IFIS S.A. (indirect shareholders) for a total consideration of US$ 6.1 million (market value equivalent to Ps. 7.0 per share). The Company recognized a loss in connection with the sale amounting to Ps. 1.6 million. See Note 3.c. (ii) a) for details on the accounting for this investment.

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

On February 28, 2002 the Company sold its 49.27% ownership interest in Brazil Realty, a Brazilian real estate company, for a total consideration of US$ 44.2 million. The Company recognized a net gain of Ps. 35.4 million in this connection, which was recorded as a component of operating income within “Gain (loss) from operations and holdings of real estate assets, net”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

h.	Use of estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include those required in the accounting for sales of development properties, the allowance for doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the provision for contingencies and income taxes. Actual results could differ from those estimates.

3.	Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these Consolidated Financial Statements.

a.	Revenue recognition

The Company primarily derives its revenues from domestic office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. See Note 6 for details on the Company’s business segments.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

a.	Revenue recognition (continued)

•	Leases and services from shopping center operations (continued)

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

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalent consist of time deposits and mutual funds which invest in time deposits with original maturities of less than three months at purchase.

c.	Investments

(i)	Current

Current investments primarily include time deposits which are valued at their cost plus accrued interest and mutual funds which are carried at market value. Time deposits have original maturities of three months or less. Unrealized gains and losses on time deposits and mutual funds are included within “Financial results, net” in the accompanying Consolidated Statements of Income.

Current investments also include the current portion of the retained interests in transferred receivables pursuant to the securitization programs (See Notes 15 and 16) and government bonds. Government bonds are carried at their fair market value with unrealized gains and losses recorded in earnings - within “Financial results, net” in the accompanying Consolidated Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

c.	Investments (continued)

(ii)	Non-current

a)	Equity investments

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

Equity investments in less than 20% of the capital stock in companies in which the Company does not exercise significant influence are generally carried at market value, recognizing realized and unrealized gains and losses in earnings.

As a result of the purchase of additional shares and the exercise of warrants of BHSA mentioned in Note 2.f. and considering the exercise of significant influence and the intention to maintain the current participation as a long-term investment, during fiscal year 2004 the Company changed the method of accounting for its investments in BHSA and Banco de Crédito y Securitización S.A. (“BACSA”, a subsidiary of BHSA) from fair market value and cost, respectively, to the equity method of accounting. As permitted by Argentine GAAP, the Company recognized the cumulative effect of the change amounting to Ps. 27.7 million within Equity gain (loss) from related parties in the accompanying consolidated statement of income. In accordance with regulations of the Banco Central de la República Argentina and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA.

b)	Retained interest in securitization programs

Current and non-current investments also include the Company’s retained interests in transferred credit card and mortgages receivables pursuant to the securitization programs entered into by the Company (see Notes 15 and 16 for details).

c) Parcels of undeveloped land

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation (as described in Note 2.c. or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 9,328 in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata and Torres Jardín IV). In addition, the Company recognized an equity loss amounting to Ps. 10,769 related to the impairment loss recognized by APSA totaling Ps. 21,671 (Caballito Project, Alcorta Plaza, Coto air space and Neuquén). As a result of an increase in their fair market values, during the year ended June 30, 2003, the Company partially reversed such impairment losses, recognizing a gain of Ps. 9,851 (Santa Maria del Plata, Caballito Project, Alcorta Plaza, Coto air space and Neuquén). During that year the Company also recognized an impairment loss totaling Ps. 9,628 in connection with other parcels of undeveloped land (mainly Padilla 902, Pilar, Constitución 1111, Benavidez and Rosario Project). As a result of an increase in their fair market values, during fiscal year 2004 the Company partially reversed previously recognized impairment losses, recognizing a gain of Ps. 15,146 (Caballito Project, Alcorta Plaza, Coto air space, Neuquén, Terrenos de Caballito, Pilar, Torres Jardin IV and Constitución 1111). The impairment losses and gains associated with the reversion of previously recognized impairment charges have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the Consolidated Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

d.	Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at cost adjusted for inflation (as described in Note 2.c.) or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. No interest costs were capitalized during the years ended June 30, 2004, 2003 and 2002.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2002 and 2003, the Company recognized impairment losses amounting to Ps. 12,621 and Ps. 844, respectively, in connection with certain properties classified as inventories (identified as Av. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardin, Sarmiento 517, parking lots in Dock 13, Constitución 1111, Terrenos de Caballito and Padilla 902). As a result of an increase in fair market values, during the year ended June 30, 2004 the Company partially reversed previously recognized impairment losses, recognizing a gain of Ps. 6 (Rivadavia 2768). The impairment losses and gains associated with the reversion of previously recognized impairment charges have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the Consolidated Statements of Income.

e.	Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers) and other property and equipment held for use by the Company.

•	Rental properties (including Shopping Centers)

Rental properties are carried at cost adjusted for inflation (as described in Note 2.c.), less accumulated depreciation. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. The Company capitalizes interest on real estate development projects. No real estate projects were developed during the years ended June 30, 2002 and 2003. Even though the Company resumed the Rosario project during the year ended June 30, 2004, no interests were capitalized since the Company had recognized an impairment charge in prior years and during 2004 the Company partially reversed such impairment up to the limit of its fair value.

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 55,896 in connection with certain properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames and Hotel Intercontinental). In addition, the Company recognized an equity loss amounting to Ps. 20,422 related to the impairment loss recognized by APSA totaling Ps. 41,100 related to Alto Avellaneda, Alto Noa, Abasto and other properties. During the year ended June 30, 2003 the Company also recognized an impairment loss totaling Ps. 1,892 in connection with certain properties (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942, and Sarmiento 517). As a result of increases in their fair market values, during the years ended June 30, 2003 and 2004 APSA partially reversed the 2002 impairment loss, recognizing a gain of Ps. 15,532 and Ps. 18,760, respectively. During the year ended June 30, 2004 and as a result of an increase in the fair market values of the properties, the Company also reversed a portion of the 2002 impairment loss, recognizing a gain of Ps. 30,397. The impairment losses and gains associated with the reversion of previously recognized impairments have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the Consolidated Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

e.	Fixed assets, net (Continued)

•	Other property and equipment

Other property and equipment are carried at cost adjusted for inflation (as described in Note 2.c.), less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

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

f.	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2004, 2003 and 2002 were not significant. These costs are being amortized on a straight-line basis over a period of 3 years.

g.	Intangible assets, net

Intangible assets are carried at cost, adjusted for inflation (as described in Note 2.c.), less accumulated amortization.

•	Preoperating and organization expenses

This item includes:

- Expenses incurred by APSA relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

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

•	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

g.	Intangible assets, net (continued)

•	Expenses related to the securitization of receivables

Expenses related to the securitization of receivables represent expenses related to the on-going securitization program of credit card receivables. These expenses are amortized on a straight-line basis over a two-year period.

•	Advertising expenses

Advertising expenses relate to APSA. These expenses were fully amortized during fiscal year 2004 as permitted by the transition provisions of RT No.17.

•	Tenants list-Patio Bullrich and others

This item primarily represents the acquired tenant list of the Patio Bullrich shopping mall, which is being amortized using the straight-line method over a five-year period.

h.	Goodwill, net

Goodwill, net includes (a) the excess of cost over the fair value of net identifiable assets acquired related to the acquisitions of certain subsidiaries (Goodwill) and (b) the excess of the fair value of the assets acquired over the consideration paid for the acquisition of additional ownership interest in APSA (Negative goodwill). Goodwill and Negative goodwill are stated at cost adjusted for inflation (as described in Note 2.c) less accumulated amortization. Goodwill is being amortized under the straight-line method over its estimated economic life, not exceeding 10 years. Amortization of negative goodwill is calculated on a straight-line basis over the weighted-average remaining useful lives of the assets acquired, calculated as 18 years.

As required by new accounting standards, goodwill and negative goodwill are shown in a separate caption in the accompanying consolidated balance sheets.

i.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within “Financial results, net” in the accompanying Consolidated Statements of Income.

j.	Other receivables and liabilities

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

k.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interests based on the interest rate estimated at the time of the transaction.

As discussed in Note 4.i., in July 2003 the Company redeemed certain loans before their maturity. Therefore, at June 30, 2003 such loans had been valued at their settlement cost.

l.	Mortgages, leases and other receivables and trade accounts payable and other liabilities

Mortgages, leases and other receivables and trade accounts payable and other liabilities have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

m.	Related parties balances and other transactions

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

n.	Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all the periods presented.

The Company records income taxes using the liabilities method required by RT No. 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes, as prescribed by Resolution MD No.11/2003 issued by the CPCECABA.

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

o.	Asset tax provision

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

p.	Customer advances

Customer advances represent payments received in advance in connection with the sale and lease of properties.

q.	Provisions for allowances and contingencies

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

q.	Provisions for allowances and contingencies (continued)

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

r.	Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. Advertising and promotion expenses were approximately Ps. 5.9 million, Ps. 4.0 million and Ps. 3.8 million for the years ended June 30, 2004, 2003 and 2002, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Impairment of long-lived assets

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

RT No. 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

See Notes 3.c., 3.d., and 3.e. for details of (i) the impairment loss charges recognized during the years ended June 30, 2003 and 2002, and (ii) the impairment loss reversals recognized during the years ended June 30, 2004 and 2003 as a result of changes in estimates.

u.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

v.	Derivative financial instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. The Company has not utilized financial instruments to hedge anticipated transactions. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults. For details on the Company’s derivative instruments activity, see Note 14..

-	Foreign currency forward-exchange contracts

Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. The foreign currency forward-exchange contracts are recognized in the consolidated balance sheet at their fair market value with changes reported in earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

v.	Derivative financial instruments

-	Interest rate swaps

Interest rate swap agreements are recognized in the consolidated balance sheet at their fair market values with changes reported in earnings.

-	Futures

Premiums on future contracts are amortized over the life of the respective contracts. Futures contracts are recognized in the consolidated balance sheet at their fair market values, with changes reported in earnings.

w.	Monetary assets and liabilities

Monetary assets and liabilities are disclosed at their par value, adding or deducting the corresponding financial results.

x.	Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income (loss) for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the period with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

4.	Details of balance sheet accounts

a.	Cash and banks:

	As of June 30,
	2004		2003 (As restated)
Bank accounts	Ps.	87,502	Ps.	83,780
Cash		4,646		5,046
Checks to be deposited		948		1,057

	Ps.	93,096	Ps.	89,883

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

b.	Investments:

	As of June 30,
	2004	2003 (As restated)
Current
Mutual funds	Ps.37,627	Ps.102,396
Time deposits	25,837	30,518
Retained interest in transferred credit card receivables (i)	6,677	4,719
Retained interest in transferred mortgages receivables (i)	252	1,324
Government bonds	365	3,123
Other investments	46	38

	Ps.70,804	Ps.142,118

Non-Current
Equity investments:
Banco Hipotecario S.A. (“BHSA”) (v)	Ps.158,069	Ps. 23,677
Pérez Cuesta S.A.C.I. (iv)	5,763	5,628
Banco de Crédito y Securitización S.A.	4,590	7,007
E-Commerce Latina S.A	1,435	2,899
Retained interests in securitization programs:
Retained interest in transferred credit card receivables (i)	12,001	2,567
Retained interest in transferred mortgages receivables (i)	5,675	8,777
Trust debt securities (ii)	1,410	—
Parcels of undeveloped land (iii):
Ciudad Deportiva de la Boca (SMP)	124,783	124,594
Puerto Retiro	46,424	46,257
Caballito	29,717	26,000
Buenos Aires Trade and Finance Center S.A.	25,979	25,973
Pereiraola	21,875	21,875
Caballito plots of land	19,898	13,616
Alcorta Plaza	17,545	15,950
Air space Supermercado Coto	10,442	9,080
Neuquén	9,983	8,539
Dique IV	6,160	6,160
Pilar	3,408	3,109
Torre Jardín IV	2,568	2,231
Constitución 1111	1,261	1,146
Padilla 902	71	71
Benavídez	—	10,748
Rosario	—	51,501
Other parcels of undeveloped land	2,936	2,931
Others:
Other investments.	12,441	37

	Ps.524,434	Ps.420,373

(i)	Represents retained interests in the Company’s securitization programs described in Notes 15. and 16.
(ii)	Represents debt certificates issued by the trust in connection with the Company’s securitization program described in Note 16..
(iii)	The book value of parcels of undeveloped land at June 30, 2004 and 2003 is presented net of the impairment loss mentioned in Note 3.c.(ii)c..
(iv)	The Company owns an 18.9% interest in Pérez Cuesta.
(v)	See Note 3.c.(ii) a).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

c.	Mortgages and leases receivable, net:

	As of June 30,
	2004		2003 (As restated)
Current
Credit card receivable	Ps.	13,722	Ps.	19,657
Leases and services receivable		10,203		20,894
Checks to be deposited		9,810		6,177
Pass-through expenses receivable (i)		4,498		5,422
Hotel receivables		4,299		2,761
Debtors under legal proceedings (ii)		26,360		24,392
Mortgage receivable (iii)		388		972
Receivable from the sale of properties		371		2,766
Related parties (Note 11)		79		137
Less:
Allowance for doubtful accounts (Note 21.c.)		(35,299)		(46,774)

	Ps.	34,431	Ps.	36,404

Non-Current

Credit card receivable	Ps.	1,834	Ps.	1,236
Mortgage receivable (iii)		1,047		1,595
Less:
Allowance for doubtful accounts (Note 21.c.)		(45)		(54)

	Ps.	2,836	Ps.	2,777

(i)	Pass-through expenses receivable primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by APSA on behalf of tenants.
(ii)	Comprised of Ps. 2.5 million and Ps. 2.3 million related to mortgage receivable and Ps. 23.9 million and Ps. 22.1 million related to leases receivable, at June 30, 2004 and 2003, respectively.
(iii)	Mortgage receivable consists of fixed-rate mortgages. At June 30, 2004, the remaining principal balance consists of mortgage receivable from several borrowers. The amount due from the largest individual borrower was Ps. 216 at a contractual interest rate of 12%. At June 30, 2004, principal payments on mortgage receivable become due as follows: 2005 - Ps. 388; 2006 - Ps. 147; 2007 - Ps. 158; 2008 – Ps. 124; 2009 - Ps. 130; thereafter – Ps. 488.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

d.	Other receivables and prepaid expenses:

	As of June 30,
	2004		2003 (As restated)
Current
Related parties (Note 11)	Ps.	20,377	Ps.	1,069
Interest rate swap receivable (i)		13,816		307
Prepaid expenses		7,143		3,475
Tax on personal assets to be recovered		4,856		1,066
Less:
Allowance for uncollectibility of tax on personal assets		(3,887)		—
Income tax advances		2,860		1,086
Miscellaneous debtors		2,551		2,770
Value Added Tax (“VAT”) receivable		1,010		310
Asset tax credits		1,009		95
Trust accounts receivable		870		—
Tax credit certificates		563		2,265
Guarantee deposits (ii)		500		901
Prepaid gross sales tax		407		257
Future contracts receivable (iii)		474		40
Debtors under legal proceedings		119		—
Other		80		343

	Ps.	52,748	Ps.	13,984

Non-Current
Asset tax credits	Ps.	56,522	Ps.	48,924
Deferred income tax (Note 17)		53,339		69,276
Mortgage receivable (iv)		2,208		2,208
Less:
Allowance for doubtful mortgage receivable (Note 21.c.)		(2,208)		(2,208)
Interest rate swap receivable (i)		—		8,172
Other		17,317		4,052
Less:
Present value – other receivables		(1,384)		(3,110)

	Ps.	125,794	Ps.	127,314

(i)	Represents the net amount of US$ 50.0 million deposited as collateral and US$ 45.4 million payable for the swap agreement (US$ 47.1 million at June 30, 2003). See Note 14 for details.
(ii)	Includes primarily Ps. 0.3 million related to a deposit required as collateral for certain labor lawsuits of the Company.
(iii)	The Company maintains a deposit of Ps. 694 as collateral for the future contracts (Ps. 474 net of the fair value of the future contracts). See Note 14 for details.
(iv)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

e.	Inventories:

	As of June 30,
	2004		2003 (As restated)
Current
Salguero 3331	Ps.	4,744	Ps.	—
Abril/Baldovinos		3,239		5,397
Torres de Abasto		555		555
Torres Jardín		245		245
Resale merchandise		138		99
Rivadavia 2768		124		116
Bonus merchandise		87		105
Villa Celina		43		53
Dock 13 Puerto Madero		37		37
Minetti “D”		33		42
Dock II Puerto Madero		—		5,648
Madero 1020		—		1,373
Sarmiento 517		—		245
Other inventories		1,327		1,172

	Ps.	10,572	Ps.	15,087

Non-Current
Torres Rosario	Ps.	15,414	Ps.	—
Abril/Baldovinos		4,548		5,822
Salguero 3331		—		2,945

	Ps.	19,962	Ps.	8,767

f.	Trade accounts payable:

	As of June 30,
	2004		2003 (As restated)
Current
Suppliers	Ps.	30,771	Ps.	19,340
Accruals		10,916		7,249
Imports payable		1,008		964
Related parties (Note 11)		251		173
Other		62		96

	Ps.	43,008	Ps.	27,822

Non-Current
Imports payable	Ps.	2,865	Ps.	3,609

	Ps.	2,865	Ps.	3,609

g.	Customer advances:

	As of June 30,
	2004		2003 (As restated)
Current
Admission rights (i)	Ps.	11,495	Ps.	7,442
Advance payments from customers		8,508		3,897
Lease advances (ii)		5,451		4,183

	Ps.	25,454	Ps.	15,522

Non-Current
Admission rights (i)	Ps.	17,444	Ps.	14,044
Lease advances (ii)		11,358		11,216

	Ps.	28,802	Ps.	25,260

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

g.	Customer advances (continued):

(i)	Admission rights represent mainly non-refundable fees received from tenants upon entering into lease agreements with the Company. These amounts are deferred and amortized to income under the straight-line basis over the respective terms of the agreements. Also, the current and non-current balance includes an advance of Ps. 0.1 million and Ps. 4.4 million, respectively, from NAI in connection with the Rosario Project, which will be settled by offsetting it against the admission rights related to the lease space of the movie theater complex to be constructed by the Company.

(ii)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 7.2 million as of June 30, 2004, respectively, and Ps. 1.2 million and Ps. 8.2 million as of June 30, 2003, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2004 the six-month LIBOR was 1.94%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the space it rents.

h.	Salaries and social security payables:

	As of June 30,
	2004		2003 (As restated)
Provision for vacation and bonuses	Ps.	4,721	Ps.	3,756
Social security payable		2,526		2,042
Other		734		353

	Ps.	7,981	Ps.	6,151

i.	Short-term and long-term debt:

	As of June 30,
	2004		2003 (As restated)
Short-term debt
IRSA Convertible Notes (i)	Ps.	2,632	Ps.	2,765
APSA Convertible Notes (ii)		2,310		2,418
Collateralized Notes (iii)		5,930		2,677
Uncollateralized Loan Agreement (iv)		3,630		32,973
APSA Senior Notes (v)		31,469		5,882
APSA Notes (vi)		50,793		1,066
Collateralized loans (vii)		37,356		33,503
Uncollateralized loans (viii)		1,007		6,150

	Ps.	135,127	Ps.	87,434

Long-term debt
IRSA Convertible Notes (i)	Ps.	255,922	Ps.	279,235
APSA Convertible Notes (ii)		53,578		55,550
Collateralized Notes (iii)		98,643		92,238
Uncollateralized Loan Agreement (iv)		60,664		86,365
APSA Senior Notes (v)		—		29,625
APSA Notes (vi)		—		49,091

	Ps.	468,807	Ps.	592,104

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

In November 2002 the Company completed the refinancing of the financial debts for US$ 117 million. According to the agreements, the lenders agreed to receive (i) a cash settlement of US$ 13.6 million, and (ii) new debt instruments in exchange for the balance. As a result, the Company issued US$ 37.4 million Collateralized Notes, a US$ 51 million Uncollateralized Loan Agreement and US$ 15 million of IRSA Convertible Notes. See footnotes below for a description of the terms and conditions of each issuance. The Company accounted for the refinancing in accordance with RT 17. Since the conditions of the new debt instruments were substantially different from the original conditions (as defined by RT 17), the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. As a result of the debt restructuring, the Company recognized a Ps. 36.5 million gain in 2003 (Ps. 31.7 million net of expenses incurred in the restructuring), which represents the difference between the present value of the new debt instruments and the carrying value of the old debts.

(i) See Note 10 for details of the issuance of IRSA Convertible Notes.

(ii) On August 20, 2002 APSA issued US$ 50 million of uncollateralized convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of APSA Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes matures on July 19, 2006, accrues interest (payable semiannually) at a fixed annual interest rate of 10% and are convertible, at any time, at the option of the holder into APSA common shares of Ps. 0.10 par value per share. The conversion rate per U.S. dollar is the lesser amount of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of APSA’s common shares (Ps. 0.10).The issuance of the APSA Convertible Notes was approved by its shareholders on December 4, 2001 and by the National Securities Commission on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. As June 30, 2004 the outstanding balance of Convertible Notes amounted to US$ 49.1 million. In August 20, 2002 and January and November 2003, the Company subscribed US$ 27.3, US$ 2.6 and US$ 1.0 million of APSA Convertible Notes, respectively. The Company has eliminated in consolidation the intercompany balances associated with this transaction and, as a result, the balance of APSA Convertible Notes with third parties shown in the consolidated balance sheets at June 30, 2004 and 2003 amounts to US$ 18.1 million and US$ 20.9 million, respectively.

(iii) In connection with the debt restructuring mentioned above, on November 20, 2002 the Company issued US$ 37.4 million collateralized notes due November 20, 2009 (the “Collateralized Notes”). The Collateralized Notes bear interest at 3-month LIBOR plus 200 basis points. Interest is payable quarterly, commencing February 2003. In accordance with RT 17, the Company has recorded the debt on a discounted basis considering an 8% market interest rate. As of June 30, 2004, the carrying value of the debt amounts to US$ 32.9 million. The Collateralized Notes require the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on distributions of dividends, incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As collateral, the Company has mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV) with a net book value totaling Ps. 83.9 million at June 30, 2004.

(iv) In connection with the debt restructuring, on November 20, 2002 the Company also issued a US$ 51 million uncollateralized loan agreement due November 20, 2009 (the “Uncollateralized Loan Agreement”). The principal amount will be amortized in 20 quarterly equal installments beginning in February 2005. The Uncollateralized Loan Agreement accrues interest as follows: US$ 35 million accrue interest at 3-month LIBOR plus 200 basis points, and US$ 16 million accrue a fixed interest rate. Interest is payable quarterly, commencing February 2003. The Uncollateralized Loan Agreement requires the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on distributions of dividends, incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As required by RT 17 for an exchange of debt with substantially different terms, the Company originally recorded the issuance on a discounted basis considering an 8% market interest rate. On July 25, 2003 the Company repurchased the abovementioned US$ 16 million portion of the Uncollateralized Loan Agreement for US$ 10.9 million in cash. In addition, on March 17, 2004 the Company repurchased US$ 12 million of the US$ 35 million portion of the Uncollateralized Loan Agreement for US$ 8.6 million in cash. Consequently, at June 30, 2004 the outstanding balance amounts to US$ 20.3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

(v) On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of Senior Notes due January 13, 2005 (the “APSA Senior Notes”). The APSA Senior Notes were issued in three classes: US$ 40.0 million of Class A-2 Senior Notes; US$ 5.0 million of Class B-1 Senior Notes; and US$ 75.0 million of Class B-2 Senior Notes. Class A-2, Class B-1 and Class B-2 Senior Notes accrue interest at a Badlar rate (as defined below) plus 395 basis points, 90-day Libor plus 475 basis points and Badlar rate plus 395 basis points, respectively (“30-day Badlar” represents a referenced average interest rate payable by several private banks in Argentina to US dollar-denominated time deposits of US$ 1 million or more, as adjusted in accordance with a specified formula). Pursuant to Decree N° 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 an adjusting index (CER) is being applied to the balance. During the year ended June 30, 2003, APSA repurchase its Senior Notes for Ps. 80.8 million. Proceeds received from the issuance of Convertible Notes to finance the repurchase of Senior Notes for Ps. 52.8 million. At June 30, 2003 the outstanding principal balance amounted to Ps. 20.8 million. During the year ended June 30, 2004 the Company made principal payments at maturity for Ps. 3.3 million. As of June 30, 2004 the outstanding principal balance was Ps. 17.5 million and the rate applied to this debt was 8% per annum. In August 2004 APSA repurchased Ps. 13.7 million of its Senior Notes. The Senior Notes are collateralized by a pledge on the shares of SAPSA. The Senior Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios.

(vi) On April 7, 2000, APSA issued Ps. 85.0 million 14.875% unsecured Notes due April 7, 2005 (the “APSA Notes”). Interest on the APSA Notes are payable semiannually on April 7 and October 7 of each year, commencing October 7, 2000. Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by APSA. The APSA Notes include various restrictive covenants, which among other things require APSA to maintain certain financial ratios. During the years ended June 30, 2003, 2002 and 2001, APSA redeemed Ps. 1.8 million, Ps. 15.5 million and Ps. 18.1 million of the Notes, respectively, at different prices below par plus accrued interest. At June 30, 2004 the balance was comprised of Ps. 49.6 million of principal, Ps. 1.7 million of accrued interest and Ps. (0,5) million of deferred financing cost. Subsequent to June 30, 2004 APSA redeemed an additional Ps. 1.2 million of the Notes.

(vii) At June 30, 2004, collateralized loans primarily include the outstanding balance of a US$ 12 million collateralized loan obtained by Hoteles Argentinos S.A. (a subsidiary of the Company) from Bank Boston N.A due January 2005. Principal is payable in 19 quarterly installments of US$ 0.3 million beginning April 2001 plus US$ 6.3 million payable at maturity. This loan accrues interest at a variable rate, which is also paid quarterly (interest rate ranged between 5.8700% and 6.0713% during 2004). The loan is collateralized by real estate properties with a net book value of Ps. 31.3 at June 30, 2004. At the date of issuance of these consolidated financial statements, the Company had not paid 11 principal and 9 interest installments already matured as a result of the financial crisis and lack of credit in the bank system. Management of Hoteles Argentinos is currently carrying out negotiations with its creditor. Since the creditor has the right to request the acceleration of principal and interest maturities, the entire loan balance has been classified as a current liability. On March 5, 2004, Bank Boston N.A. formally notified Hoteles Argentinos S.A. that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from this loan agreement together with all related amendments, guarantees and insurance policies. Consequently, the outstanding obligation of Hoteles Argentinos S.A. must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

(viii) Represent short-term borrowings, which are in the form of overdraft facilities and/or bank loans with an original maturity of less than one year. The weighted average interest rates on short-term debt were 9.0% and 9.6% as of June 30, 2004 and 2003, respectively. APSA generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. APSA had unused lines of credit under the short-term bank lines of Ps. 115.8 million at June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

j.	Taxes payable:

	As of June 30,
	2004		2003 (As restated)
Current
Asset tax payable, net	Ps.	4,565	Ps.	5,110
VAT payable		2,483		2,292
Income tax provision, net		2,008		411
Income tax withholdings		1,401		1,106
Gross sales tax payable		956		924
Value added tax withholdings		62		42
Other		166		148

	Ps.	11,641	Ps.	10,033

Non-Current
Gross sales tax payable	Ps.	3,120	Ps.	77
Deferred income tax (Note 17)		3,087		1,607

	Ps.	6,207	Ps.	1,684

k.	Other liabilities:

	As of June 30,
	2004		2003 (As restated)
Current
Director’s fees (Note 11)	Ps.	6,862	Ps.	7,840
Provision for contingencies (Note 21.c.) (ii)		6,439		12,402
Seller financing (i)		5,781		6,625
Related parties (Note 11)		3,150		2,858
Donations payable (Note 11)		3,029		4,827
Dividends payable (Note 11)		2,379		1,521
Accruals		690		444
Guarantee deposits		503		732
Trust account payable		282		—
Contributed leasehold improvements (iii)		212		212
Pending settlements for sales of plots		149		113
Payable from hotel operations		65		113
Other		1,052		1,989

	Ps.	30,593	Ps.	39,676

Non-Current
Provision for contingencies (Note 21.c.) (ii)	Ps.	6,549	Ps.	4,682
Guarantee deposits		3,030		977
Contributed leasehold improvements (iii)		690		902
Dividends payable		—		1,182
Other		20		21
Less:
Present value – other liabilities		(139)		(433)

	Ps.	10,150	Ps.	7,331

(i)	As of June 30, 2004 this balance included a principal amount of Ps. 3.3 million relating to the seller financing obtained in the acquisition of Shopping Neuquén, plus Ps. 1.8 million related to the CER. Such seller financing accrues interest at six-month LIBOR. As of June 30, 2004, the six-month LIBOR was 1.94%. As of June 30, 2003 the balance also included a principal amount of Ps. 1.0 million plus accrued interest of Ps. 0.5 million relating to the seller financing obtained in the acquisition of SMP. The shares of SMP were pledged as collateral for this seller financing. Such seller financing accrued interest at one-year LIBOR. As of June 30, 2003, the one-year LIBOR was 8%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

k.	Other liabilities (continued):

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

(iii) Contributed leasehold improvements relate to improvements made by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2004 and 2003.

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2004, the Company had 248,802,993 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

There was no share activity during the year ended June 30, 2002. Following is a detail of the activity during the years ended June 30, 2003 and 2004:

	Common Stock						Approved by
	Shares issued		Par value		Additional paid-in- capital		Body	Date	Date of registration
Balances as of June 30, 2002	Ps.	207,411,988	Ps.	207,412	Ps.	569,481

Distribution of treasury stock		4,587,285		4,588		—	Ordinary and Extraordinary Shareholders’ Meeting	November 5 and 27, 2002	November 5, 2002
Conversion of debt into common shares (Note 10)		12,531		13		8	Board of Directors Meeting	August 22, 2003	August 22, 2003

Balances as of June 30, 2003	Ps.	212,011,804	Ps.	212,013	Ps.	569,489

Conversion of debt into common shares and exercise of warrants (Note 10)		36,791,189		36,790		26,016	Board of Directors Meeting	August 22, December 31, 2003; March 31, June 30, 2004	Pending

Balances as of June 30, 2004	Ps.	248,802,993	Ps.	248,803	Ps.	595,505

b.	Capital nature transactions

From time to time, the Company repurchases outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace. At June 30, 2002 the Company held 4,587,285 shares in treasury. These shares were distributed during fiscal year 2003 to the Company’s shareholders on a pro-rata basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

5.	Shareholders’ equity (continued)

c.	Inflation adjustment of common stock

As mentioned in Note 2.c. the Company’s Consolidated Financial Statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements until February 28, 2003. The inflation adjustments related to common stock and treasury stock were appropriated to inflation adjustment reserves that form part of shareholders’ equity. According to Argentine GAAP, the balances of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

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

In addition, certain of the Company’s financial debts contain covenants, which restrict the company’s ability to pay dividends.

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

6.	Segment information

The Company is required to disclose segment information in accordance with RT 18. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations and Others.

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

6.	Segment information (continued)

•	Office and other non-shopping center rental properties

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

The accounting policies of the segments are the same as those described in Note 3.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2004:

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		Others		Total
Revenues	Ps.	31,116	Ps.	15,144	Ps.	143,250	Ps.	71,295	Ps.	—	Ps.	260,805
Costs		(26,647)		(8,273)		(72,447)		(40,049)		—		(147,416)

Gross profit		4,469		6,871		70,803		31,246		—		113,389
Selling expenses		(3,957)		(54)		(10,872)		(8,150)		—		(23,033)
Administrative expenses		(6,689)		(4,331)		(23,607)		(15,613)		—		(50,240)
Gain in credit card trust		—		—		261		—		—		261
Gain from operations and holdings of real estate assets, net		7,037		27,743		26,908		2,655		—		64,343

Operating income		860		30,229		63,493		10,138		—		104,720
Amortization of goodwill		—		—		(2,904)		—		—		(2,904)
Equity (loss) gain from relate parties		(189)		—		(1,127)		—		27,969		26,653
Financial results, net		(6,127)		(6,205)		(13,543)		(4,930)		41,351		10,546
Other expenses, net		—		—		(4,800)		(2,116)		(5,675)		(12,591)

(Loss) income before taxes and minority interest		(5,456)		24,024		41,119		3,092		63,645		126,424
Income tax expense		(462)		(3,268)		(16,311)		(3,060)		(2,619)		(25,720)
Minority interest		429		(1,279)		(9,275)		(2,717)		—		(12,842)

Net (loss) income		(5,489)		19,477		15,533		(2,685)		61,026		87,862

Additions of fixed assets		232		54		20,397		4,390		—		25,073
Depreciation and amortization (a)		(1,217)		5,962		52,612		8,134		—		65,491

Non–current investments in jointly controlled companies		—		—		7,198		—		162,659		169,857

Operating assets		295,869		275,849		992,036		131,478		—		1,695,232
Non-operating assets		59,335		55,321		59,469		7,019		326,568		507,712

Total assets	Ps.	355,204	Ps.	331,170	Ps.	1,051,505	Ps.	138,497	Ps.	326,568	Ps.	2,202,944

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2003 (as restated):

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		Others		Total
Revenues	Ps.	47,241	Ps.	17,770	Ps.	113,754	Ps.	57,730	Ps.	—	Ps.	236,495
Costs		(47,113)		(9,093)		(67,088)		(31,373)		—		(154,667)

Gross profit		128		8,677		46,666		26,357		—		81,828
Selling expenses		(4,023)		(80)		(17,594)		(6,858)		—		(28,555)
Administrative expenses		(6,106)		(4,409)		(21,356)		(13,323)		—		(45,194)
Gain on purchasers rescissions of sales contracts		9		—		—		—		—		9
Loss in credit card trust		—		—		(4,077)		—		—		(4,077)
Gain (loss) from operations and holdings of real estate assets, net		12,944		(1,891)		10,454		—		—		21,507

Operating income		2,952		2,297		14,093		6,176		—		25,518
Amortization of goodwill		—		—		(6,631)						(6,631)
Equity loss from relate parties		(285)		—		(12,072)		—		(2,344)		(14,701)
Financial results, net		(2,132)		(2,095)		83,301		11,056		225,171		315,301
Other income (expenses), net		—		—		13,272		(3,734)		(10,397)		(859)

Income before taxes and minority interest		535		202		91,963		13,498		212,430		318,628
Income tax benefit (expense)		663		(1009)		(46,755)		1,433		49,197		3,529
Minority interest		5,135		(1,386)		(35,212)		(4,249)		—		(35,712)

Net income (loss)		6,333		(2,193)		9,996		10,682		261,627		286,445

Additions of fixed assets		6,606		5,469		3,449		3,150		—		18,674
Depreciation and amortization (a)		3,637		5,961		52,641		7,198		—		69,437

Non–current investments in jointly controlled companies		—		—		8,527		—		30,684		39,211

Operating assets		299,024		255,890		994,917		130,534		—		1,680,365
Non-operating assets		43,835		37,511		49,307		8,255		262,683		401,591

Total assets	Ps.	342,859	Ps.	293,401	Ps.	1,044,224	Ps.	138,789	Ps.	262,683	Ps.	2,081,956

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2002 (as restated):

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		International (b)		Others		Total
Revenues	Ps.	54,376	Ps.	44,472	Ps.	—	Ps.	57,396	Ps.	—	Ps.	—	Ps.	156,244
Costs		(43,460)		(13,193)		—		(40,309)		—		—		(96,962)

Gross profit P		10,916		31,279		—		17,087		—		—		59,282
Selling expenses		(6,753)		(590)		—		(6,903)		—		—		(14,246)
Administrative expenses		(11,197)		(6,060)		(1,393)		(16,347)		(1,261)		—		(36,258)
(Loss) gain from operations and holdings of real estate assets, net		(26,798)		(49,285)		—		(6,612)		35,855		—		(46,840)

Operating (loss) income		(33,832)		(24,656)		(1,393)		(12,775)		34,594		—		(38,062)
Equity gain (loss) from related parties		1,614		—		(4,611)		(9)		(3,379)		1,814		(4,571)
Financial results, net		(29,048)		(16,668)		—		(12,468)		—		(438,314)		(496,498)
Other expenses, net		—		—		—		—		—		(4,483)		(4,483)

(Loss) income before taxes and minority interest		(61,266)		(41,324)		(6,004)		(25,252)		31,215		(440,983)		(543,614)
Income tax benefit (expense)		4,616		(5,236)		(789)		1,769		(1,282)		(164)		(1,086)
Minority interest		(3,962)		—		—		4,939		—		—		977

Net (loss) income		(60,612)		(46,560)		(6,793)		(18,544)		29,933		(441,147)		(543,723)

Additions of fixed assets		1,639		20,747		—		2,724		—		—		25,110
Depreciation and amortization (a)		(10,342)		9,444		—		9,658		(212)		—		8,548

Non-current investments in jointly controlled companies		—		—		348,648		—		—		2,982		351,630

Operating assets		356,644		276,199		302,670		134,558		—		—		1,070,071
Non operating assets		42,616		33,003		36,167		16,079		29,361		88,753		245,979

Total assets	Ps.	399,260	Ps.	309,202	Ps.	338,837	Ps.	150,637	Ps.	29,361	Ps.	88,753	Ps.	1,316,050

(a)	Included in operating (loss) income.
(b)	This segment includes the results of operations of the Company’s equity investment in Brazil Realty, which was sold in February 2002.

7.	Gain (loss) from operations and holdings of real estate assets, net:

	Year ended June 30,
	2004		2003 (As restated)		2002 (As restated)
Income from transactions related to shares of jointly controlled, affiliated and related companies	Ps.	—	Ps.	10,121	Ps.	35,855
Results from holding of investment in real estate		64,343		11,386		(82,695)

	Ps.	64,343	Ps.	21,507	Ps.	(46,840)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

8.	Financial results, net:

	Year ended June 30,
	2004		2003 (As restated)		2002 (As restated)
Generated by assets:
Financial operating net results	Ps.	52,858	Ps.	29,704	Ps.	(140,053)
Exchange gain (loss)		16,543		(73,993)		(51,244)
Results from derivative instruments		17,641		79,874		—
Interest income		5,261		17,574		3,993
Interest on discounting assets		1,695		(1,697)		—
Loss on exposure to inflation		—		(13,754)		(10,049)
Other		—		—		(9)

	Ps.	93,998	Ps.	37,708	Ps.	(197,362)

Generated by liabilities:
Discounts	Ps.	7,235	Ps.	36,868	Ps.	—
Gain on exposure to inflation		—		11,847		32,532
Interest on discounting liabilities		(294)		32,063		—
Exchange (loss) gain		(29,578)		262,676		(267,177)
Financial expenses		(60,815)		(65,861)		(64,491)

		(83,452)		277,593		(299,136)

Financial results, net	Ps.	10,546	Ps.	315,301	Ps.	(496,498)

9.	Other expenses, net:

	Year ended June 30,
	2004		2003 (As restated)		2002 (As restated)
Other income:
Recovery of allowance for doubtful account, net	Ps.	1,229	Ps.	—	Ps.	—
Gain on early redemption of loans		785		—		—
Gain from the sale of intangible assets		252		2,976		—
Gain on repurchase of debt (i)		—		13,030		—
Gain from the sale of fixed assets		—		768		—
Other		1,448		2,372		1,755

	Ps.	3,714	Ps.	19,146	Ps.	1,755

Other expenses:
Provision for contingencies	Ps.	(5,374)	Ps.	(7,651)	Ps.	—
Tax on personal assets		(3,887)		—		—
Donations		(2,685)		(5,944)		(328)
Tax amnesty plan for gross sales tax payable		(2,133)		—		—
Debit and credit tax		(780)		(955)		(2,177)
Unrecoverable VAT		(727)		(1,178)		(1,686)
Other		(719)		(4,277)		(2,047)

		(16,305)		(20,005)		(6,238)

Other expenses, net	Ps.	(12,591)	Ps.	(859)	Ps.	(4,483)

(i)	During the year ended June 30, 2003, APSA repurchased a portion of the Senior Notes and the Notes (Ps. 80.8 million and Ps. 1.8 million, respectively), at different prices below par plus accrued interest. In connection with the repurchase, APSA recorded a gain of Ps. 19.8 million (Ps. 12.9 million after tax). Such gain is net of a charge of Ps. 5.4 million (Ps. 3.5 million after tax) relating to the amortization of deferred financing costs associated with the repurchase obligations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

10.	Issuance of IRSA Convertible Notes

On November 21, 2002, the Company issued US$ 100 million of 8% convertible notes due 2007 (“IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85 million in cash and the settlement of certain liabilities (See Note 4.i.). In accordance with the agreement, IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. In accounting for this issuance, no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of IRSA Convertible Notes were mainly allocated to the settlement and restructuring of the debts outstanding at that date and to finance Company’s working capital.

As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price and the warrants exercise price was decreased to US$ 0.54505 and to US$ 0.65406, respectively.

During the years ended June 30, 2003 and 2004, certain holders of IRSA Convertible Notes for a total amount of US$ 12.9 million exercised their conversion rights and, as a result, the Company issued 12,531 shares and 23,734,388 shares of common stock, respectively. During the year ended June 30, 2004, the Company also issued 13,056,801 shares of common stock in exchange for US$ 8.5 million cash as a result of the exercise of warrants. At June 30, 2004 the outstanding balance of IRSA Convertible Notes amounted to US$ 87.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

11.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2004		2003 (As restated)		2002 (As restated)		2004		2003 (As restated)
Alternativa Gratis S.A.	Subsidiary of IRSA Telecomunicaciones N.V., equity investee of the Company (through Ritelco S.A.).	Mortgages and leases receivables, net (current) Accrued interest Rental income Sales and developments	Ps.	— — — 38	Ps.	— — — —	Ps.	— — 126 —	Ps.	16 — — —	Ps.	5 — — —
Altocity.com S.A.	Subsidiary of E-Commerce S.A., an equity investee of APSA	Mortgages and leases receivables, net (current) Other receivables and prepaid expenses (current) Other liabilities (current) Rental income Sales and developments		— — — 97 46		— — — 102 —		— — — 233 —		4 59 (176 — —)		71 84 (79 — —)
APSA	An equity investee of the Company during 2002 (i)	Accrued interest		—		—		12,013		—		—
Banco de Crédito y Securitizacion S.A.	Subsidiary of BHSA, an equity investee of the Company (ii)	Investments non-current		—		—		—		4,590		7,007
Banco Provincia S.A.	Minority shareholder or ERSA, a majority-owned of APSA	Other liabilities - Dividends payable		—		—		—		(303)		(303)
Bass Hotels & Resorts BV	Shareholder of Nuevas Fronteras S.A., subsidiary of PISA ( trough Inversora Bolivar S.A.)	Trade accounts payable (current) Sales and developments		— 1,560		— —		— —		(227 —)		— —
BHSA	Equity investee of the Company (ii)	Investments non-current Results from holding and operations		— 12,300		— 5,136		— (50,445)		158,069 —		23,677 —
Buenos Aires Equity Investment N.V.	Minority shareholder or ERSA, a majority-owned of APSA	Other liabilities - Dividends payable		—		—		—		(34)		(36)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,							Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2004			2003 (As restated)		2002 (As restated)		2004			2003 (As restated)
Cresud S.A.C.I.F. y A.	Shareholder of the Company

Mortgages and leases receivables, net (current)

Other receivables and prepaid expenses (current)

Trade accounts payable (current)

Other liabilities (current)

Short and long-term debts-IRSA Convertible Notes

Accrued interest

Rental income

Sales and developments

Cost of services

			Ps.	— — — — — 21 — 361 (92)		Ps.	— — — — — (197 — — —)	Ps.	— — — — — 461 165 — —	Ps.	6 175 (1 (87 (132,942 — — — —	) ) )	Ps.	1 405 (62 (261 (139,140 — — — —	) ) )
Dalor	Minority shareholder of Tarshop S.A., a majority-owned subsidiary of APSA	Other liabilities (current)		—			—		—		(161)			(173)
Dolphin Fund Management S.A..	Related party (iv)

Mortgages and leases receivables, net (current)

Other receivables and prepaid expenses (current)

Trade accounts payable (current)

Other liabilities (current)

Rental income

Sale and developments

Accrued interest

Cost of services

Rental expense

Results from holding and operations

				— — — — — 20 — (109 (138 1,298	) )		— — — — — 17 (32 — — —)		— — — — 151 — — — — —		— 4,920 — — — — — — — —			26 88 (111 (183 — — — — — —	) )
Directors	Related party

Director’s fees

Other liabilities (current)-Director’s fees payable

Director’s guarantee deposits

Bank and financial loans (current)

Bank and financial loans (non current)

Short and long-term debts – IRSA Convertible Notes

				(8,626 — — — — —)			(8,807 — — — — —)		(3,338 — — — — —)		— (6,862 (20 (11 (246 (370	) ) ) ) )		— (7,840 (20 (11 (233 (350	) ) ) ) )
E-Commerce Latina S.A.	Equity investee of APSA	Other receivables and prepaid expenses (current)		—			—		—		17			17
Estudio Zang	Legal services	Cost of services Other liabilities (current) Trade accounts payable (current)		(243 — —)			(376 — —)		— — —		— (160 (23	) )		— — —
Fundación IRSA	Related party (v)	Donations Other liabilities-Donations Payable - (current)		(2,389 —)			(5,007 —)		(83 —)		— (3,029)			— (4,827)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2004		2003 (As restated)		2002 (As restated)		2004			2003 (As restated)
Goldman Sachs	Shareholder of APSA	Other liabilities (current) Accrued interest Other liabilities -Dividends payable Bank and financial loan (current) Bank and financial loan (non current)		— (1,382 — — —)		— — — — —		— — — — —		(6 — (2,042 (409 (9,055	) ) ) )		(7 — (1,182 (387 (8,572	) ) ) )
Grupo Sutton	Shareholder of Llao Llao Resorts S.A., subsidiary of the Company	Other receivables and prepaid expenses (current) Accrued interest	Ps.	— 61	Ps.	— —	Ps.	— —	Ps.	— —		Ps.	436 —
Hoteles Sheraton de Argentina S.A.	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—		—		(119)			—
IFIS S.A.	Indirect shareholder	Other receivables and prepaid expenses (current) Accrued interest		— 54		— —		— —		14,878 —			— —
IRSA telecomunicaciones N.V.	Equity investee of the Company (through Ritelco S.A.).	Other liabilities (current)		—		—		—		(17)			—
Managers, directors and other staff of the Company.	Related parties (iii)	Other receivables and prepaid expenses (current) Other receivables and prepaid expenses (non-current) Expenses to be recovered		— — 5		— — 3		— — 135		327 12 —			36 17 —
Parque Arauco	Shareholder of APSA	Other liabilities (current) Bank and financial loan (current) Bank and financial loan (non current) Accrued interest		— — — (7,016)		— — — —		— — — —		(2,424 (1,998 (44,219 —	) ) )		(2,155 (1,892 (41,857 —	) ) )
Pérez Cuesta S.A.	Equity investee of APSA	Dividends receivable		—		—		—		75			75
Red Alternativa S.A.	Subsidiary of IRSA Telecomunicaciones N.V., equity investee of the Company (through Ritelco S.A.).	Mortgages and leases receivables, net (current) Other receivables and prepaid expenses (current) Rental income Sales and developments Expenses to be recover		— — 137 16 —		— — 119 — 65		— — 53 — —		53 1 — — —			34 3 — — —
Valle de las Leñas S.A.	Equity investee	Accrued interest		—		76		—		—			—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

(i)	On July 20, 2001, the Company’s board of directors approved to grant APSA several loans to finance transactions related to its swap agreement (the “Loan Agreements”). On February 8, 2002 the Company and Parque Arauco signed subordination agreements in order to subordinate the payment of that Loans Agreements to the payment of the Senior Notes. The interest rate associated to the Loan Agreements was the lesser of (i) variable cost of money for the Company in operations of up to 30 days and, (ii) the average of the last five BADLAR rates for US dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. At June 30, 2002, the outstanding balance of these loans amounted to Ps. 73.1 million and accrued an annual interest rate of 10 % plus CER. On August 20, 2002 the Company subscribed convertible notes issued by APSA mainly applying the loan above-mentioned for a total amount of US$ 27.2 million. During the year ended June 30, 2003 the Company subscribed an additional amount of US$ 2.6 million.

(ii)	The Company is a shareholder of BHSA and BACSA. During the year ended June 30, 2004 the Company changed the method of accounting for these investments from fair market value and cost, respectively, to the equity method of accounting.

(iii)	The Company provided loans and advances to employees and directors, the balances of which amounted to Ps. 339 and Ps. 53 as of June 30, 2004 and 2003, respectively. Such balances are to be repaid via scheduled payroll deductions.

(iv)	An open -ended investment fund which is related to our chairman Eduardo Elsztain.

(v)	A not-for-profit organization whose chairman is Eduardo Elsztain.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

12.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2004 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments	Ps.	27,972	Ps.	—	Ps.	—	Ps.	—	Ps.	25,822	Ps.	6,677	Ps.	36,155	Ps.	498,612	Ps.	595,238
Mortgages and leases receivable, net		19,664		4,286		2,579		1,674		2,836		5,326		902		—		37,267
Other receivables and prepaid expenses		26,962		8,546		14,249		428		70,631		—		2,563		55,163		178,542

	Ps.	74,598	Ps.	12,832	Ps.	16,828	Ps.	2,102	Ps.	99,289	Ps.	12,003	Ps.	39,620	Ps.	553,775	Ps.	811,047

Liabilities
Trade accounts payable	Ps.	36,333	Ps.	421	Ps.	274	Ps.	200	Ps.	2,865	Ps.	5,780	Ps.	—	Ps.	—	Ps.	45,873
Customer advances		10,022		5,492		5,034		4,906		28,802		—		—		—		54,256
Salaries and social security payable		4,342		2,589		1,050		—		—		—		—		—		7,981
Mortgages payable		—		—		—		2,218		—		—		—		—		2,218
Short and long term debt		3,625		2,659		33,067		58,420		468,807		37,314		42		—		603,934
Taxes payable		6,270		4,620		63		688		3,120		—		—		3,087		17,848
Other liabilities		8,470		9,120		6,166		172		2,036		219		6,446		8,114		40,743

	Ps.	69,062	Ps.	24,901	Ps.	45,654	Ps.	66,604	Ps.	505,630	Ps.	43,313	Ps.	6,488	Ps.	11,201	Ps.	772,853

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments	Ps.	1,492	Ps.	12,411	Ps.	25,223	Ps.	—	Ps.	44,089	Ps.	512,023	Ps.	595,238
Mortgages and leases receivable, net		173		57		206		961		34,052		1,818		37,267
Other receivables and prepaid expenses		28,512		4		563		—		23,673		125,790		178,542

	Ps.	30,177	Ps.	12,472	Ps.	25,992	Ps.	961	Ps.	101,814	Ps.	639,631	Ps.	811,047

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	1,008	Ps.	2,865	Ps.	42,000	Ps.	—	Ps.	45,873
Customer advances		—		—		1,220		7,277		24,234		21,525		54,256
Salaries and social security payable		—		—		—		—		7,981		—		7,981
Mortgages payable		—		—		—		—		2,218		—		2,218
Short and long term debt		114,672		457,971		21,379		—		(924)		10,836		603,934
Taxes payable		35		320		—		—		11,606		5,887		17,848
Other liabilities		2,586		—		5,781		—		22,226		10,150		40,743

	Ps.	117,293	Ps.	458,291	Ps.	29,388	Ps.	10,142	Ps.	109,341	Ps.	48,398	Ps.	772,853

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

13.	Restricted assets

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

(iii) The Labor Court N° 55 decided the embargo of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

14.	Derivative instruments

The Company’s derivative activity during fiscal years 2004, 2003 and 2002 is presented below:

-	Interest rate swap agreement

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, APSA had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the revised agreement, APSA was required to make a deposit of US$ 50.0 million with the counterparty. The swap agreement is carried on the consolidated balance sheet at its fair market value. The fair market value of the swap agreement amounted to US$ (45.4) million and US$ (47.1) million at June 30, 2004 and 2003, respectively. During the years ended June 30, 2004, 2003 and 2002, the Company recognized a net gain (loss) of Ps. 11.2 million, Ps. 79.9 million and Ps. (162.5) million, respectively, in connection with the swap agreement. The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

-	Foreign currency forward-exchange contracts

In the past, consistent with its risk management policies, APSA used foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. At June 30, 2001, APSA had three outstanding foreign currency forward-exchange contracts with financial institutions to sell an aggregate amount of US$ 80.0 million with a final maturity through September 15, 2001. The Company recognized a net gain of Ps. 0.3 million during the year ended June 30, 2002 related to these contracts.

-	Future contracts to purchase metals

The Company also engages in trading of certain financial instruments. At June 30, 2004 the Company had three future contracts outstanding to purchase 300 ounces of silver at an average price of US$ 6.075 maturing in December 2004. As collateral for these agreements the Company maintains a deposit of Ps. 694 (Ps. 474 net of the fair value of the future contracts), which has been recorded within “Other receivables and prepaid expenses” in the accompanying consolidated balance sheet. Results recognized during fiscal year 2004 in connection with metal future transactions amounted to Ps. 4,172 (US$ 1,447), which are disclosed within “Financial results, net – Financial operating net results” in the accompanying Consolidated Income Statement.

15.	Mortgage receivable securitization

On November 2, 2001 the Company entered into a securitization program with Banco Sudameris (“BS”). Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgages receivable to a Trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgages receivable sold under this program were excluded from accounts receivable in the Consolidated Financial Statements. The Company’s retained interest in Class A, B and C debt securities are valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method. As a result of the economic measures issued by the Argentine government, the mortgages receivables transferred to the trust as well as the certificates issued by the trust were converted into Argentine pesos at the exchange rate of Ps.1 per US$ 1. In addition, such balances are being adjusted by CER or “coeficiente de estabilización de referencia”, an adjusting index that approximates inflation. At June 30, 2004 the Company’s retained interest in Class D equity security amounted to Ps. 5,927. Class A, B and C debt certificates had been fully amortized at June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

16.	Tarshop credit card receivables securitization

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under certain of these programs, in the past, the Company acted as the servicer on the accounts and received a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At June 30, 2004 the Company has eight securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 108.2 million of its customer credit card receivable balances to Trusts in exchange for Ps. 90.7 million in cash proceeds, Ps. 1.4 million variable rate interest TDFs, and Ps. 16.1 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 33.1 million 9% fixed-rate interest TDFs, Ps. 11.1 million 10% fixed-rate interest TDFs, Ps. 4.1 million 13% fixed-rate interest TDFs, Ps. 11.0 million 14% fixed-rate interest TDFs, Ps. 0.9 million 15% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 11.9 million variable rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.8 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

17.	Income and asset tax

As described in Note 3.n., the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense (benefit) for the years ended June 30, 2004, 2003 and 2002 consists of the following:

	2004		2003 (As restated)		2002 (As restated)
Current income and asset tax expense	Ps.	8,303	Ps.	3,532	Ps.	8,474
Deferred income tax expense (benefit)		17,417		(7,061)		(7,388)

Income and asset tax expense (benefit)	Ps.	25,720	Ps.	(3,529)	Ps.	1,086

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2004 and 2003 are presented below:

	Balances at beginning of year (As restated)		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Investments	Ps.	1,881	Ps.	(8,493)	Ps.	(6,612)
Accounts receivable		6,394		(3,982)		2,412
Other receivables and prepaid expenses		971		(2,442)		(1,471)
Inventory		18		637		655
Fixed assets		(12,979)		(1,110)		(14,089)
Intangible assets		(1,881)		1,320		(561)
Short-term and long-term debt		13,488		(5,775)		7,713
Other liabilities		5,181		—		5,181
Tax loss carryforwards		96,504		7,375		103,879
Valuation allowance		(41,908)		(4,947)		(46,855)

Net deferred income tax asset (liability)	Ps.	67,669	Ps.	(17,417)	Ps.	50,252

Income tax expense (benefit) for the years ended June 30, 2004, 2003 and 2002 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended June 30,
	2004		2003 (As restated)		2002 (As restated)
Pretax income (loss)	Ps.	126,424	Ps.	318,628	Ps.	(543,614)
Statutory income tax rate		35%		35%		35%
Income tax expense (benefit) at statutory tax rate on pretax income (loss)	Ps.	44,248	Ps.	111,520	Ps.	(190,265)
Non-deductible expenses		4,405		5,854		2,734
Net loss (gain) in related companies net of intercompany transactions		8,256		57,213		(38,689)
Change in valuation allowance		4,947		(133,085)		134,510
Inflation adjustment, net of impairment effect		(33,192)		(12,898)		95,109
Others, net		(2,944)		(32,133)		(2,313)

Income and asset tax expense (benefit)	Ps.	25,720	Ps.	(3,529)	Ps.	1,086

As of June 30, 2004, the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 296.7 million, which expire at various dates beginning 2005 and ending 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2004, 2003 and 2002

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

18.	Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2004	2003 (As restated)	2002 (As restated)
Numerator:
Net income (loss) available to common shareholders	Ps. 87,862	Ps. 286,445	Ps. (543,723)
Plus: income impact of assumed conversions:
Interest expense on convertible debt	22,082	14,064	—
Foreign currency exchange gain (loss)	15,583	(72,999)	—
Income tax effects	—	20,627	—

Net income (loss) available to common shareholders plus assumed conversions	Ps. 125,527	Ps. 248,137	Ps. (543,723)

Denominator:
Weighted-average number of shares outstanding	Ps. 225,005	Ps. 209,840	Ps. 207,412
Plus: incremental shares of assumed conversions:
Convertible debt and warrants	329,266	229,209	—

Adjusted weighted-average number of shares	Ps. 554,271	Ps. 439,049	Ps. 207,412

Basic and diluted EPS:
Basic EPS	Ps. 0.39	Ps. 1.37	Ps. (2.62)
Diluted EPS	Ps. 0.23	Ps. 0.57	Ps. (2.62)

19.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of June 30,
	2004	2003 (As restated)	2002 (As restated)
Cash and banks	93,096	89,883	29,802
Current investments	70,804	142,118	41,348

Total cash and banks and current investments as per balance sheet	163,900	232,001	71,150
Less: Items not considered cash and cash equivalents

- Mutual funds	33,647	29,740	—
- Retained interest in transferred credit card receivable	6,677	4,719	—
- Government bonds	365	3,124	—
- Retained interest in transferred mortgages receivable	252	1,323	—
- Banco Hipotecario S.A.	—	—	12,946
- Telecom Argentina S.A.	—	—	27,928
- Other investments	46	38	—

Cash and cash equivalents as shown in the statement of cash flows	122,913	193,057	30,276

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the regulations of the SEC.

As discussed in Notes 2.c. and 3.n., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of the CNV regulations represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying consolidated financial statements.

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

Reconciliation of net income (loss):

	Year ended June 30,
	2004		2003 (Restated)		2002 (Restated)
Net income (loss) under Argentine GAAP	Ps.	87,862	Ps.	286,445	Ps.	(543,723)
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 20.I.(b))		(46,814)		48,041		(329,598)
Accounting for marketable securities (Note 20.I.(c))		(5,297)		(2,092)		3,607
Accounting for derivatives and hedging activities (Note 20.I.(d))		—		—		(7,586)
Non-contributory management stock ownership plan (Note 20.I.(e))		—		(38,941)		(12,980)
Depreciation of fixed assets (Note 20.I.(f))		(3,822)		(2,396)		9,342
Pre-operating and organization expenses (Note 20.I.(g))		(151)		5,175		1,736
Depreciation and amortization expense (Notes 20.I.(h) and (j))		4,151		4,795		134
Securitization accounting (Note 20.I.(i))		(1,787)		5,469		(2,264)
Present-value accounting (Note 20.I.(k))		9,271		(8,026)		—
Restoration of previously recognized impairment losses (Note 20.I.(l))		(63,067)		(25,384)		—
Accounting for convertible notes (Note 20.I.(m))		(7,931)		(10,468)		—
Reversal of gain recognized on troubled debt restructuring (Note 20.I.(n))		11,972		(30,153)		—
Accounting for real estate barter transactions (Note 20.I.(o))		(681)		—		—
Deferred charges (Note 20.I.(q))		—		213		—

Carry forward	Ps.	(16,294)	Ps.	232,678	Ps.	(881,332)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income (loss):

	Year ended June 30,
	2004		2003 (Restated)		2002 (Restated)
Brought forward	Ps.	(16,294)	Ps.	232,678	Ps.	(881,332)
Amortization of fees related to APSA Senior Notes (Note 20.I.(r))		597		503		—
Software obtained for internal use (Note 20.I.(s))		157		129		—
Accounting for changes in interest in consolidated affiliated companies (Note 20.I.(t))		—		(20)		—
Capitalization of interest costs (Note 20.I.(u))		1,277		—		—
Deferred income tax (Note 20.I.(v))		13,192		(722)		(35,471)
Minority interest (Note 20.I.(w))		3,896		2,558		15,288

Net income (loss) under US GAAP	Ps.	2,825	Ps.	235,126	Ps.	(901,515)

Earnings per share under US GAAP (Note 20.II.(k):
Basic net income (loss) per common share	Ps.	0.01	Ps.	1.12	Ps.	(4.35)
Diluted net income (loss) per common share	Ps.	0.01	Ps.	0.60	Ps.	(4.35)

Reconciliation of shareholders’ equity:

	As of June 30,
	2004		2003 (Restated)
Total shareholders’ equity under Argentine GAAP	Ps.	959,854	Ps.	809,186
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 20.I.(b))		(160,079)		(127,691)
Depreciation of fixed assets (Note 20.I.(f))		(9,439)		(5,617)
Pre-operating and organization expenses (Note 20.I.(g))		(1,761)		(1,610)
Mortgage payable with no stated interest rate (Note 20.I.(h))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 20.I.(j))		18,305		20,813
Depreciation and amortization expense (Note 20.I.(h) and (j))		4,849		698
Securitization accounting (Note 20.I.(i))		(660)		(2,199)
Present-value accounting (Note 20.I.(k))		1,245		(8,026)
Restoration of previously recognized impairment losses (Note 20.I.(l))		(88,451)		(25,384)
Accounting for convertible notes (Note 20.I.(m))		17,792		25,723
Reversal of gain recognized on troubled debt restructuring (Note 20.I.(n))		(18,181)		(30,153)
Accounting for real estate barter transactions (Note 20.I.(o))		(681)		—
Appraisal revaluation of fixed assets (Note 20.I.(p))		(3,953)		(3,953)
Amortization of fees related to APSA Senior Notes (Note 20.I.(r))		(402)		(999)
Software obtained for internal use (Note 20.I.(s))		(29)		(186)
Capitalization of interest costs (Note 20.I.(u))		1,277		—
Deferred income tax (Note 20.I.(v))		(221,750)		(232,802)
Minority interest (Note 20.I.(w))		91,833		87,032

Shareholders’ equity under US GAAP	Ps.	587,740	Ps.	502,803

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

Description of changes in shareholders’ equity under US GAAP:

	For the year ended June 30,
	2004		2003
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	502,803	Ps.	197,124

Amortization of deferred compensation expense		—		38,941
Conversion of debt into common shares		36,790		21
Additional paid-in-capital common stock		22,271		23,524
Additional paid-in-capital warrants		3,745		—
Unrealized gain on available-for-sale securities		3,501		1,272
Unrealized gain on retained interest in securitization programs		1,379		1,049
Unrealized loss on available-for-sale securities on equity investees		14,426		5,746
Net income under US GAAP		2,825		235,126

Shareholders’ equity under US GAAP at the end of the year	Ps.	587,740	Ps.	502,803

(a)	Restatement of the US GAAP reconciliation

Consolidation of LLR

As discussed in Note 2.d., under Argentine GAAP and as a result of the adoption of RT No. 21, the Company began consolidating LLR during fiscal year 2004. As required by the transition provisions of this standard, the Company’s prior year’s financial statements were restated. As a result, the US GAAP reconciliation footnote has also been restated to reflect the US GAAP adjustments of LLR on a consolidated basis. However, this restatement did not affect the originally reported US GAAP amounts of consolidated net income (loss) for the years ended June 30, 2003 and 2002 and of consolidated shareholders’ equity as of June 30, 2003.

Change to the equity method of accounting

As discussed in Note 3.c.(ii)a), during fiscal year 2004 the Company changed the accounting method for its investments in BHSA’s shares from market value to the equity method of accounting. Under Argentine GAAP, the Company recognized the cumulative effect of the change in earnings during fiscal year 2004. Under US GAAP, the financial statements of prior years were retroactively adjusted as required by APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”), to reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. Under US GAAP, the investment had been originally classified as available-for-sale securities in accordance with Statements of Financial Accounting Standards N° 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and accordingly unrealized gains and losses had been excluded from income and reported as a separate component of shareholders’ equity, except when the decline in fair value was considered “other-than temporary”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(a)	Restatement of the US GAAP reconciliation (continued)

The impact of the restatement on previously reported US GAAP amounts of consolidated net income (loss) for the years ended June 30, 2003 and 2002 and of consolidated shareholders’ equity as of June 30, 2003 is presented in the following table:

	2003				2002
	Shareholders’ equity		Net income		Net loss
Amounts as previously reported	Ps.	630,693	Ps.	191,248	Ps.	(731,470)

Impact of US GAAP adjustments on equity investees		(125,477)		39,481		(175,112)
Accounting for marketable securities		—		6,765		7,795
Deferred income tax		(4,825)		(2,368)		(2,728)
Minority interest		2,412		—		—

Amounts as restated	Ps.	502,803	Ps.	235,126	Ps.	(901,515)

The effect of this restatement on previously reported US GAAP amounts of comprehensive income (loss) for the years ended June 30, 2003 and 2002 and of accumulated other comprehensive income at June 30, 2003 is as follows:

	2003				2002
	Accumulated other comprehensive income		Comprehensive income		Comprehensive loss
Amounts as previously reported	Ps.	3,945	Ps.	197,957	Ps.	(629,267)
Amounts as restated	Ps.	5,303	Ps.	243,193	Ps.	(804,379)

The effect of this restatement on the amounts of basic and diluted net income (loss) per share reported under US GAAP for the year ended June 30, 2003 and 2002 is as follows:

	As previously reported		As restated
Basic net income per share for the year ended June 30, 2003	Ps.	0.91	Ps.	1.12
Diluted net income per share for the year ended June 30, 2003		0.47		0.60
Basic net loss per share for the year ended June 30, 2002		(3.53)		(4.35)
Diluted net loss per share for the year ended June 30, 2002		(3.53)		(4.35)

(b)	Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net (loss) gain of Ps. (46.8) million, Ps. 48.0 million and Ps. (329.6) million for the years ended June 30, 2004, 2003 and 2002, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Impact of US GAAP adjustments on equity investees (continued)

These adjustments primarily include the effect of the different accounting treatment between Argentine GAAP and US GAAP in accounting for the Company’s investment in BHSA as a result of the restatement recorded under US GAAP. As discussed in Note 20.I.(a), the US GAAP reconciliation was restated to retroactively reflect the investment under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary while under Argentine GAAP prior to fiscal year 2004 the investment was carried at fair market value. As from fiscal year 2004, under Argentine GAAP the investment in BHSA is also accounted for under the equity method of accounting. There are significant US GAAP adjustments that affect the Company’s equity investment in BHSA reported under Argentine GAAP, which relate primarily to: (a) the accounting for compensatory and hedge bonds received by BHSA from the Argentine Government as compensation of the negative effects of the conversion into pesos of financial institutions’ assets and liabilities at different exchange rates; (b) the accounting for the restructuring of its debts; (c) the accounting for securitization programs of mortgage loans; (d) the accounting for secured loans received from the Argentine Government in exchange for Argentine public-sector debt instruments; and (e) the accounting for impairments of fixed and foreclosed assets.

These adjustments also include the effects of US GAAP adjustments of other equity investees related principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting for certain assets and liabilities on a non-discounted basis, (iii) the reversal of a gain recognized under Argentine GAAP related to the restoration of a previously recognized impairment loss, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, (v) the accounting for available-for-sale securities, and (vi) the effect on deferred income taxes of the above mentioned reconciling items, as appropriate.

As discussed in Note 2.b.(iii), in early fiscal year 2003 the Company obtained a controlling interest in APSA through the acquisition of additional ownership interest. As such, the Company changed the method of accounting from the equity method to consolidation accounting as from July 1, 2002. As a result, the 2003 and 2004 US GAAP adjustments related to APSA are reflected on separate reconciling items and were not included as part of this adjustment for those years.

These adjustments were also restated to eliminate the impact of US GAAP differences related to the Company’s investment in LLR which, as from fiscal year 2004, is being presented on a consolidated basis.

(c)	Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in debt and equity securities are carried at market value with unrealized gains and losses, if any, included in the statement of income.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(c)	Accounting for marketable securities (continued)

Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Accordingly, during fiscal year 2003, the Company recognized in earnings unrealized holding losses amounting to Ps. 7,697.

During the years ended June 30, 2004, 2003 and 2002, proceeds from the sale of available-for-sale securities were Ps. 120.0 million, Ps. 263.7 million and Ps. 0 million, respectively. Gross realized gain (loss) was Ps. 3.2 million, Ps. (6.0) million and Ps. 0 million for the years ended June 30, 2004, 2003 and 2002, respectively.

The Company’s investments consist of the following (in thousands):

					Gross Unrealized
	Cost		Fair Value		Gain		Loss
June 30, 2002
Dolphin Fund	Ps.	31,198	Ps.	27,960	Ps.	—	Ps.	3,238

	Ps.	31,198	Ps.	27,960	Ps.	—	Ps.	3,238

June 30, 2003
Dolphin Fund	Ps.	31,198	Ps.	29,738	Ps.	—	Ps.	1,460
O’higgins Fund (i)		8,460		7,450		—		1,010
Morgan Stanley FCI (i)		27,019		26,333		—		686
Citibank Fund (i)		12,941		9,863		—		3,078
Río Bank Fund (i)		1,538		1,536		—		2
Optium Fund		714		717		3		—
Raymond Fund		2,417		2,417		—		—
ABN- Asset Management		1,534		1,540		6		—
Deutche Fund (i)		20,198		17,277		—		2,921
Other mutual funds		5,299		5,314		15		—
Government bonds		1,330		1,620		290		—

	Ps.	112,648	Ps.	103,805	Ps.	314	Ps.	9,157

June 30, 2004
Dolphin Fund	Ps.	27,883	Ps.	31,866	Ps.	3,983	Ps.	—
NCH Development Partner		1,787		1,781		—		6
Raymond Fund		998		1,025		27		—
Rembrandt Fund		1,755		1,759		4		—
Other mutual funds		24,336		24,371		35		—
Government bonds		191		299		108		—

	Ps.	56,950	Ps.	61,101	Ps.	4,157	Ps.	6

(i) The decline in the fair market value of these investments was considered other-than temporary in accordance with SFAS No. 115 and, as a result, reported in earnings.

This adjustment was restated to reflect the change in the method of accounting for the Company’s investment in BHSA as discussed in Note 20.I.(a).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(d)	Accounting for derivatives and hedging activities

As discussed in Note 3.v., from time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. In the past, the Company also utilized foreign currency forward-exchange contracts to manage its exposure associated with its investment in foreign operations.

Under Argentine GAAP, the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings.

Under US GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”) as from July 1, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under US GAAP, the Company’s derivative instruments outstanding at June 30, 2004 and 2003 do not qualify for hedge accounting treatment under SFAS No.133. As such, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

The income statement difference between Argentine GAAP and US GAAP shown in the US GAAP reconciliation for the year ended June 30, 2002 relates to a foreign forward-exchange contract entered into by the Company in the past to hedge a portion of its net investment in its foreign operations. On February 7, 2000, the Company had entered into a six-month foreign currency forward-exchange contract to sell Brazilian Reais (“BR”) 28,050,000 at 1US$=1.87BR, when the spot rate was 1US$=1.77BR. The Company considered this forward contract as an economic hedge of a portion of its net investment in its Brazilian subsidiary. Under Argentine GAAP, gains and losses under this contract were recognized in earnings. Under US GAAP, until June 30, 2000 the Company recorded premiums and gains and losses on forwards exchange contracts in other comprehensive income (OCI) in the same manner as the translation adjustment was recorded. Effective July 1, 2000, the Company adopted SFAS No. 133. SFAS No. 133 requires that forward contracts qualifying for hedge accounting of a net investment in a foreign operation be recorded on the balance sheet as an asset at fair value with the corresponding gain or loss recorded in OCI. Accordingly, the adoption of SFAS No. 133 did not have any impact on the Company’s financial position and results of operations. Prospectively, under US GAAP, the entire cumulative change in the fair value of the instrument that hedges a net investment in a foreign operation can be recorded in OCI as long as it does not exceed the translation adjustments for the net investment on an after-tax basis. Any excess of the hedging derivative’s changes in fair value, however, must be recorded in current earnings. As discussed in Note 2.g, the Company sold its equity ownership interest in its Brazilian subsidiary during the year ended June 30, 2002. Therefore, the accumulated after-tax loss recorded within other comprehensive income at June 30, 2001 was reclassified into earnings during the year ended June 30, 2002.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(d)	Accounting for derivatives and hedging activities (continued)

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

(e)	Noncontributory management stock ownership plan

As discussed in Note 5.e., on October 30, 1997, the shareholders authorized the Company to enter into a Noncontributory Management Stock Ownership Plan (“NMSOP”) with eight executive officers of the Company (the “Beneficiaries”), pursuant to which the Beneficiaries were granted options to purchase up to 24 million shares of common stock (the “Participation Shares”), at a purchase price equal to Ps. 1.0 per share, subject to the implementation of an Equity Participation Agreement (“EPA”). Under Argentine law, the Company established a special purpose trust in this connection (the “Trust”). On April 7, 1998, the Company’s shareholders, at an extraordinary shareholders’ meeting, approved a capital increase of 24 million shares to permit the Beneficiaries to purchase all of the Participation Shares to which they were entitled under the EPA. As of June 30, 1998, the EPA had not yet been implemented. On October 1, 1998, the Company issued 21,090,024 shares to be subscribed by the Beneficiaries and, on August 31, 1999, the Company and the Beneficiaries entered into a Subscription Agreement pursuant to which the Beneficiaries purchased from the Company the abovementioned amount of shares at Ps. 1.0 per share.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Noncontributory management stock ownership plan (continued)

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

In connection with the Company’s issuance of restricted stock to executive officers during the year ended June 30, 1999, the Company recorded unearned stock compensation of Ps. 97,355 for the difference between the issuance price of the restricted stock at date of issuance and the fair value of the shares of common stock subject to the awards. This amount was included as a reduction of stockholder’s equity and was being amortized on a straight-line basis over 7 years. The Company had recognized stock compensation expense of Ps. 13,908 for each of the two years in the period ended June 30, 2000.

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

In March 2000, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” - an interpretation of APB Opinion No. 25 (FIN 44). FIN 44 clarifies the application of APB No. 25 for only certain issues. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. The Company adopted FIN 44 beginning July 1, 2000. FIN 44 stipulates that a modification to accelerate the vesting of a fixed award effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested). Compensation cost is measured on the modification date. That cost is calculated as the excess of the award’s intrinsic value on the modification date over the award’s intrinsic value on the original measurement date, if any. That cost would be recognized as compensation cost if, absent the acceleration, the award would have been forfeited unexercisable (unvested) pursuant to the original terms. On September 11, 2000, the EITF issued EITF 00-23 “Issues Related to the Accounting for Stock Compensation” which further clarified this matter. The Task Force reached a consensus in EITF 00-23, that if the former employee is providing no substantive services to the grantor subsequent to the termination, the award should continue to be accounted for under Opinion 25, and the modification should be accounted for under FIN 44.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Noncontributory management stock ownership plan (continued)

Since the award’s intrinsic value on the modification date (Ps. 1.03 per share) was less than the award’s intrinsic value on the original measurement date (Ps. 4.62 per share), no additional compensation cost was recognized on the modification. However, the unearned compensation expense was recognized to expense on the date the accelerated vesting occurred. As such, the Company recorded an additional loss of Ps. 3,710 for the year ended June 30, 2001. Total compensation expense was Ps. 17,618 and Ps. 12,980 for the years ended June 30 2001 and 2002, respectively.

As discussed in Note 5.e., at June 30, 2003 all the shares held by the trust had been sold and proceeds distributed to the beneficiaries. As a result, during the year ended June 30, 2003 the Company recognized in earnings the remaining portion of unearned compensation expense amounting to Ps. 38,941. No additional compensation cost was recognized since the award’s intrinsic value on the modification date was less than the award’s intrinsic value on the original measurement date.

Had compensation cost for the awards under the NMSOP been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company’s net income (loss) under US GAAP would have been decreased to the pro forma amounts indicated below:

	Year ended June 30, 2003		Year ended June 30, 2002
	As reported	Pro forma	As reported	Pro forma
Net income (loss)	191,248	194,621	(731,470)	(730,346)
Net income (loss) before accounting changes	191,248	194,621	(731,470)	(730,346)
Basic net income (loss) per share	0.911	0.927	(3.53)	(3.52)
Diluted net income (loss) per share	0.47	0.48	(3.53)	(3.52)

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected lives in days	129 days
Risk free interest rates	9.00%
Dividend yield	0.00%
Volatility	36.72%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Depreciation of fixed assets

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

As discussed in Note 3.e., during the years ended June 30, 2002 and 2003 the Company recognized impairment charges relating to certain properties. Since the net book value of such properties under US GAAP was lower than the net book value under Argentine GAAP, the US GAAP adjustments for the years ended June 30, 2002 and 2003 also include the partial reversal of such impairments.

(g)	Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalizes certain costs relating to pre-opening activities of the Company’s shopping centers and expenses incurred in the organization of subsidiaries. These expenses are amortized on a straight-line basis over a 3 to 5 year period commencing upon the opening of the shopping center or launching of the project. Under US GAAP, these expenses are charged to expense as incurred.

(h)	Mortgage payable with no stated interest rate

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

As discussed in Notes 15 and 16, the Company has entered into securitization programs, through which the Company sold a portion of its mortgage receivable and credit card balances to trusts that issued certificates to public and private investors.

Under Argentine GAAP, to the extent the certificates are sold to third parties, the related transferred balances qualify as sales for financial statement purposes and as such the receivables are removed from the Company’s consolidated balance sheet. The remaining receivables in the trusts, which have not been sold to third parties, are reflected on the Company’s balance sheet as retained interests in transferred receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements. Pursuant to certain agreements, in the past the Company remained the servicer on the accounts and received a fee for the services performed. Income from servicing activities was recognized as services were performed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Securitization accounting (continued)

Under US GAAP, the Company applies Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 also requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was zero. In determining the estimated fair value, the Company considered the fees received as compensation just adequate to compensate the Company for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values). A loss of Ps. 6.5 million and Ps. 7.3 million was recognized from the sale of credit card receivables and mortgages receivables during the years ended June 30, 2004 and 2002, respectively.

The retained interests in mortgage and credit card receivables are treated as a debt security classified as available-for-sale in accordance with SFAS No. 115 and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Accordingly, the Company recognized in earnings during fiscal year 2003 unrealized holding losses amounting to Ps. 841.

The following summarizes the Company’s securitization activity:

	Year ended June 30,
	2004	2003	2002
Proceeds from securitizations	Ps. 65,479	Ps. 4,950	Ps. 18,761
Servicing fees received (i)	—	—	200

(i)	As from April 1, 2002, the Company is no longer the servicer on the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Securitization accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest for the years ended June 30, 2004, 2003 and 2002:

	Cost		Estimated unrealized (loss) gain		Fair value
Balance at June 30, 2001	Ps.	—	Ps.	—	Ps.	—
Retained interest in portfolios sold		4,672		—		4,672
Unrealized loss		—		(1,045)		(1,045)

Balance at June 30, 2002	Ps.	4,672	Ps.	(1,045)	Ps.	3,627
Incorporation of APSA (i)		5,194		(2,376)		2,818
Unrealized net gain (ii)		—		858		858

Balance at June 30, 2003	Ps.	9,866	Ps.	(2,563)	Ps.	7,303
Retained interest in portfolios sold		5,903		—		5,903
Unrealized net gain		—		3,326		3,326

Balance at June 30, 2004	Ps.	15,769		763		16,532

(i)	Represents the retained interest on transferred credit card receivables of APSA at the date of consolidation, net of retained interest liquidated during the year. The related unrealized loss was recognized by APSA in earnings during fiscal year 2002.
(ii)	Net of unrealized holding losses recognized in earnings during fiscal year 2003 amounting to Ps. 841.

As of June 30, 2004 and 2003, the gross net unrealized gain (loss) has been offset by a deferred tax (loss) benefit of Ps. (267) and Ps. 897, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. At June 30, 2004, the estimated cash flows have been discounted at 10.9% for mortgage receivables and 23% for credit card receivables. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2004 to changes to key assumptions:

	Impact on fair value of
	5% adverse change		10% adverse change
Discount rate	Ps.	(880)	Ps.	(1,659)

The above sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. The Company’s managed mortgage and credit card receivables consist of retained interests in mortgage and credit card receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interests in mortgage and credit card receivables securitizations on the consolidated balance sheet.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

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

The differences in the carrying amount of negative goodwill give rise to differences in depreciation expense. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP gave rise to differences in amortization expense until June 30, 2002. Effective July 1, 2002, the Company adopted SFAS No. 142 and, as such, discontinued amortization of goodwill as from that date. As a result, the 2004 and 2003 US GAAP income adjustments primarily represent the reversion of the amortization charges recorded under Argentine GAAP during those years.

(k)	Present-value accounting

As indicated in Note 3.j, under Argentine GAAP, certain other receivables and liabilities are measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available saving accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

In addition, as mentioned in Note 4 i.(iv), subsequent to June 30, 2003 the Company repurchased US$ 16 million of the Uncollateralized Loan Agreement. As required by Argentine GAAP, at June 30, 2003 the Company recorded this portion of the Uncollateralized Loan Agreement at its settlement cost, recognizing a gain on early redemption of debt of Ps. 10.7 million. Under US GAAP, such a gain was recorded during fiscal year 2004 when settlement occurred.

(l)	Restoration of previously recognized impairment losses

As discussed in Notes 3.c.(ii).c), 3.d. and 3.e, as a result of an increase in fair market values and as required by Argentine GAAP, during fiscal year 2003 and 2004 the Company partially reversed certain impairment charges that the Company had recognized during fiscal year 2002. Amounts reversed during fiscal years 2003 and 2004 amounted to Ps. 25.4 million and Ps. 64.3 million, respectively. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP during fiscal year 2004 amounted to Ps. 1.3 million and is shown netted against the reversal of the restored impairment under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Accounting for convertible notes

As discussed in Note 10, in November 2002 the Company issued US$ 100 million of IRSA Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, IRSA Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. For Argentine GAAP purposes, no proceeds were allocated to the conversion feature and warrants.

Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which address how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Discount amortization recognized during the years ended June 30, 2003 and 2004 totaled Ps. 3,102 and Ps. 9,362, respectively. These amounts include Ps. 2 and Ps. 3,881 of accelerated amortization recognized as a result of conversions made during those years, respectively. As IRSA Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gains (losses) reversed under US GAAP totaled Ps. 7,185 and Ps. (1,431) during the years ended June 30, 2003 and 2004, respectively. The Company also recognized a loss of Ps. 181 during the year ended June 30, 2003 related to inflation adjustment.

During the years ended June 30, 2003 and 2004 certain holders of IRSA Convertible Notes for a total amount of US$ 12.9 million, exercised its conversion rights and, as a result, the Company issued 12,531 shares and 23,734,388 shares of common stock, respectively. Upon conversion, the Company issued US$ 12.9 million of warrants, of which US$ 7.1 million had been exercised at June 30, 2004. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified a net amount of Ps. 3.745 from additional paid-in capital to additional paid-in capital of warrants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(n)	Reversal of gain recognized on trouble debt restructuring

As explained in Note 4.i., in November 2002 the Company completed the refinancing of certain financial debts amounting to US$ 117 million. Under Argentine GAAP, the restructuring of these debts was treated as an exchange of debt instruments with substantially different terms. As a result, the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. Gain on restructuring recorded in fiscal year 2003 amounted to Ps. 36.5 million (Ps. 31.7 million net of related expenses). Under Argentine GAAP the Company also recognized a gain of Ps. 7.6 million from interest expense reductions.

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 3.8 million and Ps. 5.0 million for the years ended June 30, 2003 and 2004, respectively. As the Company’s new debt instruments are denominated in US Dollars, the US GAAP adjustment also includes the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange gains (losses) recorded under US GAAP totaled Ps. 10.2 million and Ps. (1.7) million during the years ended June 30, 2003 and 2004, respectively.

As discussed in Note 4.i.(iv) during the year ended June 30, 2004 the Company repurchased US$ 28 million of the Uncollateralized Loan Agreement. As the carrying value under US GAAP of the repurchased debt was greater than the carrying value under Argentine GAAP, under US GAAP the Company recognized a greater gain on repurchase of debt of Ps. 8.7 million.

(o)	Accounting for real estate barter transactions

During the year ended June 30, 2004 the Company entered into two non-monetary transactions with third parties pursuant to which the Company sold two parcels of land held for sale in the ordinary course of business in exchange for cash and other real estate properties.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized. As a result, the Company recorded a loss of Ps. 763 and a gain of Ps. 907 during the year ended June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Accounting for real estate barter transactions (continued)

Under US GAAP, the Company applies APB Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB 29”). APB 29 states that exchanges of real estate held for sale in the ordinary course of business in exchange for real estate to be sold in the same line of business are transactions not resulting in a culmination of the earnings process (referred to as “like-kind” exchanges). The recognition of gain on like-kind exchanges depends on whether monetary consideration is received and, if so, how much. If no monetary consideration is involved in the exchange, the property received is recorded at the book value of the property given up and no gain is recorded in the exchange. If monetary consideration is involved in the exchange, the recognition of gain depends on whether the amount of the monetary consideration is less than 25% of the fair value of the exchange. When monetary consideration is less than 25%, the Company should recognize a portion of any gain on the transaction in the ratio of cash received to total consideration (cash plus fair value of the asset received). If monetary consideration is 25% or more of the exchange, the transaction should be allocated between the monetary and non-monetary component based on the relative fair values of the components at the time of the transaction. Any loss on the exchange should be recognized immediately.

As monetary consideration represented less than 25% of the fair value of the exchange, under US GAAP the Company recognized a pro-rata gain amounting to Ps. 226 in connection with one of the above-mentioned transactions. As a result, the US GAAP adjustment represents the partial reversal of the gain recognized under Argentine GAAP.

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

Under Argentine GAAP, APSA had capitalized certain costs, which were amortized on a straight-line method over 3 years. Under US GAAP, such costs were expensed as incurred.

(r)	Amortization of fees related to APSA Senior Notes

Under Argentine GAAP, fees and expenses relating to APSA Senior Notes are being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs are being amortized over the same period using the effective interest method of amortization. As discussed in Note 9(i), APSA redeemed a portion of its Senior Notes during fiscal years 2003. Under both Argentine GAAP and US GAAP, the Company expensed the unamortized portion of fees and expenses related to the redeemed obligations.

(s)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires certain costs be expensed as incurred. During the years ended June 30, 2004 and 2003 the Company reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.2 million and Ps. 0.1 million, respectively, related to costs that were capitalized under Argentine GAAP in prior years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Accounting for changes in interest in consolidated affiliated companies

During fiscal year 2003 APSA acquired an additional 24% ownership interest in Alto Invest for a total consideration of Ps. 0.2 million. Under both Argentine GAAP and US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, was recognized in earnings. The difference with respect to the amount recognized under Argentine GAAP, totaling Ps. 20, relates to the effect of US GAAP adjustments at the date of acquisition. See Note 20.II.(b), for the income statement classification difference of this gain.

(u)	Capitalization of interest costs

As discussed in Note 3.e., the Company resumed the Rosario development project during fiscal year 2004. However, under Argentine GAAP no interest costs were capitalized during fiscal year 2004 since the Company had recognized an impairment charge related to this project during fiscal year 2003 which was partially reversed during fiscal year 2004 up to the limit of its estimated fair value at year-end.

Under US GAAP, as indicated in Note 20.I.(l), the Company did not reverse the impairment charges originally recorded. Since the Rosario development project is a qualifying asset under SFAS 34, “Capitalization of Interest Cost” during fiscal year 2004 the Company capitalized Ps. 1.3 million of interest costs.

(v)	Deferred income tax

As discussed in Note 3.n, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

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

(w)	Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

(a)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate entities typically are unclassified.

In addition, under Argentine GAAP the Company has classified the net deferred tax asset amounting to Ps. 50.2 million and 67.7 million at June 30, 2004 and 2003, respectively, as follows: Ps. 53.3 million and Ps. 69.3 million, respectively, as non-current other receivables; and Ps. 3.1 million and Ps. 1.6 million, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the deferred taxes are classified according to the expected reversal date of the temporary differences. As of June 30, 2004 and 2003, Ps. 8.1 million and Ps. 11.7 million, respectively, would have been classified as current assets, and Ps. 42.1 million and Ps. 56.0 million, respectively, would have been classified as non-current assets.

As these differences have no effect on net income (loss) or on shareholders´ equity, no reconciling items are presented for US GAAP purposes.

(b)	Statement of Income classification differences

Gross revenue tax

Under Argentine GAAP, only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should be presented as operating costs, i.e. gross revenue taxes.

Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues. Net sales under US GAAP would have been Ps. 251.4 million, Ps. 230.1 million and Ps. 153.2 million for the years ended June 30, 2004, 2003 and 2002, respectively.

Operating income (loss)

In addition, under US GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net” and “Equity gain (loss) from related companies”, would have been included in the determination of operating income (loss).

Accordingly, operating income (loss) under US GAAP but using Argentine GAAP numbers would have been Ps. 104.7 million, Ps. 15.7 million and Ps. (42.0) million for the years ended June 30, 2004, 2003 and 2002, respectively.

Extraordinary items

As discussed in Note 20.I.(t), during 2003 APSA acquired an additional 24% ownership interest in Alto Invest. Under US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, totaling Ps. 426 would have been recognized as an extraordinary item.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(c)	Statement of changes in shareholders´ equity classification differences

As discussed in Note 5.b., from time to time the Company repurchases outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace. Under Argentine GAAP, the Company records the acquisitions of treasury shares as a reduction in retained earnings. Under US GAAP, these acquisitions would have been accounted for under the cost method, resulting in a reduction of capital stock.

(d)	Segment information

As described in Note 6, the Company is required to disclose segment information in accordance with RT 18. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. As a result, no additional information is presented in this reconciliation footnote.

(e)	Maturities of long-term debt

Aggregate annual maturities during the next five years, as of June 30, 2004, are as follows:

2005	Ps.134,120
2006	17,860
2007	80,368
2008	291,643
2009	53,581
2010	25,355

Ps.602,927

(f)	Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2004, 2003 and 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Operating leases (continued)

- Operating lease information (continued):

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2004 and 2003 were contingent rentals of Ps. 16.6 million and Ps 10.8 million, respectively.

(g)	Disclosure of related party transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

- Executive Employment Agreement: On October 30, 1997, the Company entered into Master Executive Employment Agreements (the “Employment Agreements”) with certain executives (collectively herein referred to as the “Employees”), pursuant to which each executive is serving in his current capacity as director or executive officer. The term of the Employment Agreements is seven years; however either the Company or the relevant executive may terminate the Employment Agreements prior to the expiration of their respective terms. If the Company terminates the Employment Agreements without cause it will be liable to the relevant executive for two years of compensation. Under the Employment Agreements, the Employees are each entitled to receive from the Company annual compensation in the aggregate of approximately Ps.750, subject to an annual 4% increase. The Employment Agreements also restrict the Employees from participating in real estate activities in Argentina that are in the same line of business as IRSA. The Employment Agreements were executed in December 1997 and approved by the Company’s shareholders at an extraordinary shareholders’ meeting on April 7, 1998. The initial term of these employment agreements is seven years; however, the agreements may be terminated prior to their expiration by the Company or the relevant executive. If we terminate the employment agreements without cause, we will be liable to the relevant executive for two years of compensation. The Executive Employment Agreement with one executive was terminated during fiscal year 2004 as a consequence of its resignation as director of our company.

- APSA loan: On July 20, 2001, the Company’s board of directors approved to grant APSA several loans to finance transactions related to its swap agreement. On February 8, 2002 the Company and Parque Arauco signed subordination agreements subordinating the repayment of the Company’s respective loans to the payment of APSA’s senior notes. The interest rate on such loans till February 1, 2002 was the lesser of (I) variable cost of money for the Company in operations of up to 30 days and (ii) the average of the last five BADLAR rates for U.S. dollar transactions, plus 200 annual nominal basis points for operations in foreign and local currency according to market conditions. The interest rate on such loans from February 1, 2002 till August 20, 2002 was 10.23% plus an inflation adjustment. At August 20, 2002, the outstanding principal balance of these loans was Ps. 43.6 million. In May and July, 2002 the Company advanced APSA a US$ 10.1 million loan that was applied on August 20, 2002 to the Company’s subscription of APSA’s convertible notes for US$27.2 million.

- Subscription of convertible notes issued by APSA: In August 2002, the Company subscribed convertible notes issued by APSA for US$ 27.2 million. Furthermore, in January 2003, the Company purchased US$ 2.6 million Convertible Notes issued by APSA. At June 30, 2004, the Company owned 62.6% of APSA’s common shares. Assuming the Company exercises its conversion rights of all of its convertible notes and no exercise of such rights by any of APSA’s other bondholders, the Company would own 83.7% of APSA’s common shares. In the case all shareholders exercise their conversion rights and the Company exercises them as well, the Company would own 59.95% of APSA’s common stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

- Repurchase Agreement with APSA: On February 17, 2003, the Company and Parque Arauco Argentina S.A., entered into a repurchase agreement with APSA, in which the Company and Parque Arauco Argentina S.A. granted to APSA loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, APSA made a collateral deposit of Ps. 5.5 million, nominal value, of Class A-2 Notes and Ps. 10.0 million nominal value of Class B-2 Notes with the Company; and other of Ps. 2.8 million, nominal value, of Class A-2 Notes and Ps. 5.0 million, nominal value, of Class B-2 Notes with Parque Arauco Argentina S.A. On September 5, 2004, APSA agreed to repurchase the securities, effective December 6, at a price of Ps. 4.5 million and Ps. 2.3 million to us and Parque Arauco Argentina S.A., respectively. The agreement is likely to be renewed upon expiration.

- Purchase of the Company’s shares by Cresud: As of June 30, 2004, Cresud had invested in shares of the Company for a total amount of Ps. 162.9 million, resulting in a 25.42 % ownership at June 30, 2004. Certain directors and shareholders of the Company, are also shareholders and/or directors of Cresud.

- Issue of Convertible Notes by Cresud: On October 15, 2002, Cresud initiated a preemptive-right offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase shares of its common stock. The offering was fully subscribed and the funds were fully received by Cresud. Proceeds of the offering were applied to subscribe US$ 50.0 million of the Company’s Convertible Notes. As of November 30, 2004, 27.5% of the Company’s common shares are property of Cresud. During fiscal year 2004, Cresud decided to convert 5 million of Convertible Notes as part of its long-term strategy intending to revert the reduction in its equity interest as a consequence of the conversion and exercise of warrants by third parties during the year. Assuming Cresud exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of the Company’s other bondholders, Cresud would own 59.5% of the Company’s common shares. In the case all shareholders exercise their conversion rights and Cresud exercise them as well, Cresud would own 36.9% of the Company’s common stock.

- IRSA Management ownership plan: On October 30, 1997 the Company’s shareholders authorized IRSA to enter into a management ownership plan with certain executive officers. See Note 5.e. for further details.

- Donations: During the years ended June 30, 2004, 2003, and 2002, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, for a total amount of Ps. 0.04 million, Ps. 3.3 million and Ps. 0.1 million, respectively, of which Ps. 2.4 million had not been paid at June 30, 2004. A director and shareholder of the Company is the President of these organizations.

- Lease agreements: IRSA leases a portion of its headquarters office space from DFM for a monthly rent of Ps. 11.9 under two lease contracts expiring on June 30, 2007. DFM leases such offices from two companies which are controlled by certain executives or directors and their relatives. Rental expense incurred during the years ended June 30, 2004, 2003 and 2002 amounted to Ps. 138, Ps. 200 and Ps. 274, respectively.

The Company leased office space to Cresud until December 2001. Certain directors and shareholders of the Company are also shareholders and/or directors of Cresud. Rent income is recognized ratably over the lease term. Rental income amounted to Ps. 165 for the year ended June 30, 2002.

The Company has entered into lease agreements for offices located in the Costero, a building located in Puerto Madero with Altocity.Com, Red Alternativa S.A and Consultores Land Interventures S.A. (formerly Dolphin Interventures S.A.). The agreement with Consultores Land Interventures S.A. expired in January 2002 and the agreement with Altocity.com expires in October 2004. Although the agreement with Red Alternativa S.A. expired in May 2004 it is still in effect. The leases are for monthly rents of Ps. 8.3 plus CER.

The Company leases to Tarshop the seventh floor of the Company’s property located in Suipacha 664 although the lease agreement expired on August 10, 2004, it is still in effect. Monthly rent income amounts to Ps. 3.7.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

In December 2003 Cresud moved its administrative offices to the 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. Cresud lease its administrative offices and five parking lot attendants from Inversora Bolivar S.A. pursuant to a lease agreement. This agreement has an initial term of 60 months with an extension option for 36 additional months. We pay a monthly rent of US$ 2,979, with the first two months’ free.

- Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open – ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end, with unrealized gains reported in earnings within “Financial results, net” in the accompanying consolidated statements of income.

The Company recognized net gains of Ps. 4.4 million, Ps. 13.1 million and Ps. 28.2 million, for the years ended June 30, 2004, 2003 and 2002 respectively.

- Investment in Banco Hipotecario S.A.: As of June 30, 2003 the Company owned 6.4% of BHSA as well as 2,687,500 warrants to purchase additional shares. On December 30, 2003, the Company purchased 4,116,267 additional shares and 37,537 additional warrants of BHSA, for a total consideration of US$ 11.1 million. On February 2, 2004, the Company exercised a substantial portion of the warrants and, as a result, the Company acquired 4,774,000 shares of BHSA for a total consideration of Ps. 33.4 million. During the last quarter of fiscal year 2004, the Company sold 2,487,571 shares of BHSA to IFIS S.A. (indirect shareholders) for a total consideration of US$ 6.1 million (market value equivalent to Ps. 7.0 per share). The Company recognized a loss in connection with the sale amounting to Ps. 1.6 million.

As a result of the purchase of additional shares and the exercise of warrants of BHSA and considering the exercise of significant influence and the intention to maintain the current participation as a long-term investment, during fiscal year 2004 the Company changed the method of accounting for its investments in BHSA from fair market value to the equity method of accounting.

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

- Legal services: During the years ended June 30, 2004, 2003 and 2002, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 1.1 million, Ps. 1.4 million and Ps. 1.8 million, respectively, for legal services. Certain directors or alternative directors of the Company, are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 20.II.(i) for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Quoted market prices are used when available. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, and estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2004 and 2003 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amounts reported in the consolidated balance sheets approximate fair value.

Marketable securities

The fair value of marketable securities is based on quoted market prices for those or similar investments. Marketable securities are carried at fair value on the consolidated balance sheet.

Mortgages and leases receivable, net

The carrying value of mortgages and lease receivables reported in the consolidated balance sheet approximates its estimated fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments (continued)

Retained interest in transferred mortgage and credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2004 and 2003, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 16.5 million and Ps. 7.3 million, respectively.

Accounts payable

The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt

As of June 30, 2004 and 2003, except for the Convertible Notes issued by IRSA and APSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible Notes was Ps. 508.0 million and Ps. 348.9 million at June 30, 2004 and 2003, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Convertible Notes was Ps. 350.5 million and Ps. 467.0 million at June 30, 2004 and 2003, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

Other receivables and other liabilities

The carrying amounts of other receivables and other liabilities reported in the consolidated balance sheets approximate fair value due to their short-term nature.

Interest rate swap agreement

The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2004 and 2003, the fair market value of the swap agreement was Ps. (134.3) million and Ps. (131.8) million, respectively. The swap agreement is carried at fair market value on the consolidated balance sheet.

Futures contracts to purchase metals

The fair value of the futures contracts is based on the estimated amount at which they could be settled based on future market prices. The fair value of futures contracts outstanding at June 30, 2004 was Ps. (0.2) million. Future contracts are reported at their fair market value on the consolidated balance sheet.

Seller financing

The fair value of the seller financing is estimated based on quoted market prices for the same or similar payables or on current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates fair value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, accounts receivable, and short-term investments. The Company maintains cash and cash equivalents, investments, and other financial investments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The Company has not experienced any significant losses in such accounts.

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

The Company maintains reserves for potential credit losses based on impaired accounts, historical charge-off patterns and management judgment; historically such losses have not been significant and within management’s expectations.

As of June 30, 2004 the Company has nine securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 24.6 million (equity value), TDFs held by the Company representing Ps. 1.4 million, and a Ps. 0.8 million escrow reserves for losses.

(j)	Recently issued accounting pronouncements

In August, 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company adopted the provisions of SFAS No. 143 effective July 1, 2003. The provisions of SFAS No. 143 did not have any impact on the Company’s consolidated financial statements.

On May 1, 2002, the FASB issued SFAS No. 145 “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002” (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. The Company adopted the provisions of this standard on April 1, 2002. As a result, gains and losses on extinguishment of debt are no longer reported as extraordinary items.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions became effective for the Company for fiscal year 2003 for all arrangements entered into after January 31, 2003. With respect to those arrangements entered into prior to February 1, 1003, the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which provides technical corrections and extended the effective date of FIN 46. The Company fully adopted FIN 46R for fiscal year 2004. The provisions of FIN 46 and FIN 46R did not have any impact on the Company’s consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Recently issued accounting pronouncements (continued)

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. As the Company only has an interest rate swap agreement outstanding, which does not qualify for hedging accounting under SFAS No. 133, the adoption of SFAS 149 did not have any impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of SFAS No. 150 effective July 1, 2003. As the Company does not have any issued financial instrument within the scope of SFAS No. 150 (the Company’s Convertible Notes are out of the scope), the provisions of SFAS No. 150 did not have any impact on the Company’s consolidated financial statements.

During December 2003, the SEC issued Statement of Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which revised and rescinded portions of SAB 101. The issuance of SAB 104 did not impact the Company’s revenue recognition policies.

(k)	Earnings per share

As described in Note 3.x., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 18 to the consolidated financial statements disclose the computation of basic and diluted net income (loss) per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128).

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

As disclosed in Note 18, in calculating diluted net income per common share under Argentine GAAP for the years ended June 30, 2004 and 2003, the Company has considered the dilutive effects of outstanding warrants, but not using the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 226,794 shares and 128,577 shares, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2004 and 2003, using the treasury-stock method, would have been Ps. 0.28 and Ps. 0.73, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per common share under US GAAP for all periods presented:

	Year ended June 30,
	2004			2003 (Restated)		2002 (Restated)
Numerator:
Net income (loss) available to common shareholders	Ps.	2,825		Ps.	235,126	Ps.	(901,515)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		—			17,166		—
Foreign currency exchange gain		—			(65,633)		—
Income tax effects		—			16,963		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	2,825		Ps.	203,622	Ps.	(901,515)

Denominator:
Weighted-average number of shares outstanding		225,005			209,840		207,412
Plus: incremental shares of assumed conversions:
Warrants (i)		—			13,973		—
Convertible Notes		—			114,603		—

Adjusted weighted-average number of shares		225,005			338,416		207,412

Earnings per share under US GAAP:
Basic net income (loss) per common share	Ps.	0.01		Ps.	1.12	Ps.	(4.35)
Diluted net income (loss) per common share	Ps.	0.01	(ii)	Ps.	0.60	Ps.	(4.35)

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.
(ii)	The computation of diluted net income per share for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share.

As discussed in Note 20.II.(b), under US GAAP the Company recorded an extraordinary gain amounting to Ps. 426 during fiscal year 2003. The effect of the extraordinary gain on the computation of basic and diluted net income per share under US GAAP for the year ended June 30, 2003 is Ps. 0.002 and Ps. 0.001, respectively.

(m)	Risks and uncertainties

The Company is subject to certain business risks arising in connection with its operations which include, among others:

Risks associated with Argentine operations. A substantial part of the Company’s operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. In the recent past, the Argentine economy experienced a depth recession and suffered a political and economic crisis which disrupted Argentina’s financial system and effectively paralyzed the economy.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Risks and uncertainties (continued)

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

All of the Company’s lease agreements with tenants were denominated in U.S. dollars. As a result of the economic measures announced by the government in early 2002, the Company’s lease agreements were converted into pesos at a rate of Ps. 1.0 per U.S. dollar. Certain lease agreements were not renegotiated and, as a result, they are subject to an adjusting index (CER) as from February 3, 2002. The increase in the adjusting index may affect the risk of default on the Company’s leases with tenants, as any of the Company’s tenants may not be able to increase its revenues.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(n)	Summarized financial information of unconsolidated equity investees

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses.

The Company’s share of the income (loss) of these affiliates was Ps. 26.7 million in 2004, Ps. (14.7) million in 2003 and Ps. (4.6) million in 2002, and its investment in these companies totaled Ps. 127.3 million and Ps. 31.7 million at June 30, 2004 and 2003, respectively.

Summarized financial information of the Company’s significant equity investees (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2004			2002
	BHSA (i)			APSA (iii)
Current assets	Ps.		(ii)	Ps.	56,178
Non-current assets			(ii)		1,144,861

Total assets		8,542,005			1,201,039

Current liabilities			(ii)		90,936
Non-current liabilities			(ii)		411,398

Total liabilities		6,672.109			502,334

Minority interest		32,604			17,290
Shareholders´ equity		1,837,292			681,415

Revenues		406,692			195,966
Gross profit		255,561			104,896
Net income (loss)	Ps.	161,643		Ps.	(11,352)

(i)	As from June 30, 2004 the Company’s investment in BHSA is accounted for under the equity method of accounting. Figures are presented in accordance with Argentine Banking GAAP.
(ii)	Balance sheets of banking entities are unclassified.
(iii)	As discussed in Note 2.b, APSA is included in the Company’s financial statements on a consolidated basis as from fiscal year 2003.

(o)	Capitalized interest

No interest costs were capitalized during the years ended June 30, 2004, 2003 and 2002 under Argentine GAAP. As described in Note 20.I.(u), under US GAAP the Company capitalized Ps. 1.3 million of interest costs during the year ended June 30, 2004. No interest costs were capitalized under US GAAP for the years ended June 30, 2003 and 2002.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(q)	Statements of cash flows

Under Argentine GAAP, the Company is required to present the statements of cash flows in the primary financial statements in accordance with RT 9, as amended. Guidance set forth in RT 9 (as amended) is similar to the guidelines set forth in SFAS No. 95, “Statements of Cash Flows” (SFAS No.95).

As described in Note 3.b., the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences do exist between cash flows from operating, investing, and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers.

Under Argentine GAAP, cash flow from purchases, sales and maturities of available-for-sale securities were reported as operating activities. Under US GAAP, these transactions would be classified as cash flows from investing activities. Also, under Argentine GAAP neither the effect of exchange rate changes on cash and cash equivalents, nor the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities as well as the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the consolidated statements of cash flows under US GAAP.

	For the year ended June 30,
	2004		2003		2002
Net cash provided by operating activities	Ps.	92,378	Ps.	55,135	Ps.	11,871
Net cash used in investing activities		(105,061)		(52,260)		(21,049)
Net cash (used in) provided by financing activities		(47,649)		109,439		(41,427)
Effect of exchange rate changes on cash and cash equivalents		(8,081)		51,743		2,043
Effect of inflation accounting		—		(1,472)		39,113

Net (decrease) increase in cash and cash equivalents	Ps.	(68,413)	Ps.	162,585	Ps.	(9,449)

Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. Note 19 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2004, 2003 and 2002.

	Year ended June 30,
	2004		2003 (Restated)		2002 (Restated)
Net income (loss) under US GAAP	Ps.	2,825	Ps.	235,126	Ps.	(901,515)
Other comprehensive income (loss):
Foreign currency translation adjustments		—		—		112,399
Unrealized loss on available-for-sale-securities		3,501		1,272		(13,562)
Unrealized loss on retained interest in transferred mortgage and credit card receivables		1,379		1,049		(646)
Unrealized gain on available-for-sale-securities on equity investees		14,426		5,746		(1,055)

Comprehensive income (loss)	Ps.	22,131		243,193	Ps.	(804,379)

Accumulated non-owner changes in equity (accumulated other comprehensive income) at June 30 were as follows:
	2004		2003 (Restated)		2002 (Restated)
Unrealized (loss) gain on available-for-sale securities	Ps.	2,646	Ps.	(855)	Ps.	(2,127)
Unrealized loss on retained interest in transferred mortgage and credit card receivables		1,782		403		(646)
Unrealized gain on available-for-sale-securities on equity investees		20,181		5,755		9

Accumulated other comprehensive income (loss)	Ps.	24,609	Ps.	5,303	Ps.	(2,764)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2004 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land		Buildings and improvement		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Av. de Mayo 595	Ps.	679	Ps.	4,906	Ps.	396	Ps.	5,302	Ps.	5,981	Ps.	1,562	Ps.	4,419	Julio 1992	March 1992	50
Alsina 934		354		1,421		0		1,421		1,775		318		1,457	-	August 1991	50
Constitución 1111		584		0		99		99		683		189		494	September 1994- March 1995	June 1994 – January 1994	50
Reconquista 823		4,942		15,872		958		16,830		21,772		4,039		17,733	June 1995	November 1993
Sarmiento 517		46		171		(95)		76		122		1		121	March 1995	December 1994- August 1994- July 1994	50
Av. Madero 942		1,303		1,160		239		1,399		2,702		489		2,213	-	July 1994- August 1994	50
Libertador 602		699		2,166		180		2,346		3,045		417		2,628		May 1996	50
Maipú 1300		10,294		35,665		6,674		42,339		52,633		7,201		45,432		September 1995	50
Madero 1020		6,222		1,579		(2,882)		(1,303)		4,919		872		4,047		December 1995	50
Libertador 498		11,731		29,710		7,831		37,541		49,272		6,593		42,679		December 1995	50
Laminar		6,595		23,353		3,565		26,918		33,513		2,387		31,126		March 1999	50
Intercontinental Plaza		8,669		49,585		2,797		52,382		61,051		(4,101)		65,152	June 1996	November 1997	50
Alto Palermo Plaza		1		0		(1)		(1)		0		0		0	December 1996- March 1997 and September 1997	November 1997	50
Alto Palermo Park		474		0		86		86		560		60		500	June 1996	November 1997	50
Hotel Libertador		3,027		60,615		0		60,615		63,642		30,283		33,359	October 1973- Noviembre 1990- December 1997	March 1998	50
Hotel Intercontinental		8,672		29,941		2,655		32,596		41,268		(2,409)		43,677	December 1994	November 1994	50
Hotel Llao Llao		3,073		25,838		901		26,739		29,812		3,786		26,026
Costeros Dique IV		2,726		15,466		2,832		18,298		21,024		901		20,123	-	June 2001	50
Dique II Edificio A y B		5,948		13,102		2,110		15,212		21,160		1,434		19,726	September 1998	March 1997	50
Abasto		9,752		249,800		0		249,800		259,552		48,856		210,696	November 1998		31
Alto Palermo		8,694		396,848		0		396,848		405,542		176,425		229,117	October 1990	November 1997- March 1998	26
Alto Avellaneda		17,349		159,231		0		159,231		176,580		69,247		107,333	October 1995	November 1997- December 1997	19
Paseo Alcorta		8,066		96,756		0		96,756		104,822		35,819		69,003	June 1992	June 1997	22
Shopping Rosario		41,100		11,309		886		12,195		53,295		0		53,295
Other		1,151		24,131		0		24,131		25,282		5,284		19,998
Suipacha 652		2,533		10,716		888		11,604		14,137		3,496		10,641	April-June 1994	November 1991	50
Alto Noa		357		38,026		0		38,026		38,383		8,794		29,589	September 1994	March 1995- September 1996- January 2000	23
Buenos Aires Desing		0		48,915		0		48,915		48,915		25,534		23,381	November 1993- December 1993	November 1997	20
Patio Bullrich		8,419		150,707		0		150,707		159,126		37,448		121,678	September 1988	October 1988	23

	Ps.	173,460	Ps.	1,496,989	Ps.	30,119	Ps.	1,527,108	Ps.	1,700,568	Ps.	464,925	Ps.	1,235,643

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2004		2003 (Restated)		2002 (Restated)
Balance, beginning of the year	Ps.	1,597,631	Ps.	427,819	Ps.	535,892
Additions during the year:
Acquisitions				1,156,166		—
Improvements		22,882		31,783		134
Transfers from real estate inventory		40		1,212		—
Recovery of impairment		49,157		18,177		—
Transfers from undeveloped parcels of land		51,501		—		—
Transfers from intangible assets		31		95		—
Transfers from leasehold improvements		—		7,022		—
Transfers from work-in-progress leasehold improvements		—		998		—
Advance payments on properties		—		—		21,196

		1,721,242		1,643,272		557,222

Deductions during the year:
Transfers to real estate inventory		(18,189)		(16,642)		(46,969)
Transfers to goodwill		(2,485)		—		—
Impairment loss		—		(23,711)		(82,434)
Sales		—		(5,288)		—

		(20,674)		(45,641)		(129,403)

Balance, end of the year	Ps.	1,700,568	Ps.	1,597,631	Ps.	427,819

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	12%	December 2007	Monthly	None		249		216	None
Customer B	12%	June 2007	Monthly	None		77		44	None
Customer C	14%	June 2014	Monthly	None		128		82	None
Customer D	16%	December 2006	Monthly	None		85		41	None
Customer E	16%	December 2014	Monthly	None		80		71	None
Customer F	14%	May 2014	Monthly	None		77		85	None
Customer G	12%	September 2009	Monthly	None		76		51	None
Customer H	16%	October 2009	Monthly	None		74		58	None
Customer I	12%	April 2015	Monthly	None		73		64	None
Customer J	14%	June 2014	Monthly	None		70		80	None
Customer K	16%	June 2014	Monthly	None		69		61	None
Customer L	15%	December 2009	Monthly	None		66		86	None
Customer M	14%	June 2009	Monthly	None		60		48	None
Customer N	15%	May 2009	Monthly	None		59		39	None
Customer O	14%	April 2014	Monthly	None		58		50	None
Customer P	16%	February 2010	Monthly	None		58		46	None
Customer Q	12%	April 2015	Monthly	None		53		47	None
Customer R	14%	February 2014	Monthly	None		52		45	None
Customer S	14%	February 2014	Monthly	None		50		49	None
Customer T	14%	March 2014	Monthly	None		48		41	None
Mortgage loans under US$ 30,000	14-16%	July 2003-April 2009	Monthly	None		101		26	None
Mortgage loans US$ 30,000-49,999	12-17%	July 2003-May 2009	Monthly	None		195		82	None
Mortgage loans US$ 50,000-69,999	9-14%	December 2006-January 2015	Monthly	None		182		21	None

					Ps.	2,040	Ps.	1,433

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

20.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Mortgage loans on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2004		2003		2002
Balance, beginning of year	Ps.	2,567	Ps.	5,050	Ps.	66,681
Additions during the year:
Mortgage loans acquired (APSA)		—		1,875		—
New mortgage loans		—		—		1.642
Deductions during the year:
Securitization		—		—		(43,121)
Collections of principal		(1,132)		(4,358)		(20,152)

Balance, end of year	Ps.	1,435	Ps.	2,567	Ps.	5,050

21.	Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Cost of sales, leases and services

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information

a.	Fixed assets

	Original value									Depreciation								Net carrying value as of June 30,
												Current year
Principal account	Value as of beginning of year		Additions, transfers and restoration of impairment			Deductions, transfers and impairment loss		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		2004		2003 (As restated)		2002 (As restated)
Facilities	Ps.	61,019	Ps.	956		Ps.	(81)	Ps.	61,894	Ps.	41,324	Ps.	(83)	Ps.	3,555	Ps.	44,796	Ps.	17,098	Ps.	19,695	Ps.	19,133
Furniture and fixtures		40,713		1,887			(123)		42,477		34,158		(123)		3,022		37,057		5,420		6,555		5,950
Machinery and equipment		5,020		187			(186)		5,021		4,728		(186)		172		4,714		307		292		343
Computer equipment		26,660		1,857			(54)		28,463		22,123		(50)		2,536		24,609		3,854		4,537		719
Vehicles		531		144			(44)		631		363		(44)		47		366		265		168		111
Leasehold improvements		12,721		1,899			(1,361)		13,259		10,507		(1,361)		1,105		10,251		3,008		2,214		2,320
Advances to suppliers		14		71			(14)		71		14		(14)		—		—		71		—		343
Properties
Alsina 934		1,775		—			—		1,775		290		—		28		318		1,457		1,485		1,513
Alto Palermo Park		474		86			—		560		54		—		6		60		500		420		802
Alto Palermo Plaza		1		—			(1)		—		(1)		(1)		2		—		—		2		847
Av. de Mayo 595		5,585		396			—		5,981		1,473		—		89		1,562		4,419		4,112		4,201
Av. Madero 942		2,463		239			—		2,702		457		—		32		489		2,213		2,006		4,655
Constitución 1111		584		99			—		683		181		—		8		189		494		403		408
Costeros Dique IV		18,192		2,832			—		21,024		626		—		275		901		20,123		17,566		17,841
Dique II Edificio A y B		19,050		2,110			—		21,160		1,113		—		321		1,434		19,726		17,937		18,255
Dique II Edificio C y D		—		—			—		—		—		—		—		—		—		—		5,565
Hotel Intercontinental		38,613		2,655			—		41,268		(2,350)		—		(59)		(2,409)		43,677		40,963		40,819
Hotel Libertador		63,642		—			—		63,642		29,028		—		1,255		30,283		33,359		34,614		35,598
Hotel Llao Llao		28,911		1,424			(523)		29,812		2,519		—		1,267		3,786		26,026		26,392		25,913
Hotel Piscis		—		—			—		—		—		—		—		—		—		—		583
Intercontinental Plaza		58,254		2,797			—		61,051		(5,474)		—		1,373		(4,101)		65,152		63,728		65,079
Laminar		29,948		3,565			—		33,513		1,927		—		460		2,387		31,126		28,021		28,479
Libertador 498		41,441		7,831			—		49,272		5,997		—		596		6,593		42,679		35,444		37,918
Libertador 602		2,865		180			—		3,045		377		—		40		417		2,628		2,488		2,528
Madero 1020		7,801		289			(3,171)		4,919		1,368		(565)		69		872		4,047		6,433		10,139
Maipu 1300		47,247		5,386			—		52,633		6,476		—		725		7,201		45,432		40,771		41,495
Reconquista 823		20,814		958			—		21,772		3,739		—		300		4,039		17,733		17,075		17,766
Sarmiento 517		217		41			(136)		122		51		(54)		4		1		121		166		259
Shopping Abasto		259,589		170			(207)		259,552		38,275		2,387		8,194		48,856		210,696		221,314		—
Shopping Alto Avellaneda		163,483		13,097			—		176,580		58,350		3,061		7,836		69,247		107,333		105,133		—
Shopping Alto Noa		31,247		7,136			—		38,383		7,437		—		1,357		8,794		29,589		23,810		—
Shopping Alto Palermo		405,481		61			—		405,542		158,004		—		18,421		176,425		229,117		247,477		—
Shopping Buenos Aires Design		48,891		24			—		48,915		23,051		—		2,483		25,534		23,381		25,840		—
Shopping Paseo Alcorta		104,641		181			—		104,822		31,951		—		3,868		35,819		69,003		72,690		—
Shopping Patio Bullrich		158,710		416			—		159,126		30,907		—		6,541		37,448		121,678		127,803		—
Shopping Rosario		—		72,198			(18,903)		53,295		—		—		—		—		53,295		—		—
Suipacha 652		13,249		888			—		14,137		3,304		—		192		3,496		10,641		9,945		10,139
Other		24,463		1,145			(326)		25,282		4,323		(20)		981		5,284		19,998		20,140		9,748

Total as of June 30, 2004	Ps.	1,744,309	Ps.	133,205	(ii)	Ps.	(25,130) (iii)	Ps.	1,852,384	Ps.	516,670	Ps.	2,947	Ps.	67,101	Ps.	586,718	Ps.	1,265,666

Total as of June 30, 2003	Ps.	527,254	Ps.	1,248,862		Ps.	(31,807)	Ps.	1,744,309	Ps.	117,785	Ps.	332,003	Ps.	66,882	Ps.	516,670			Ps.	1,227,639

Total as of June 30, 2002	Ps.	632,546	Ps.	25,110		Ps.	(130,402)	Ps.	527,254	Ps.	131,327	Ps.	(33,099)	Ps.	19,557	Ps.	117,785					Ps.	409,469

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (Continued)

a.	Fixed assets (Continued)

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 21.f.), except for Ps. 152 which are expensed.

(ii)	Includes:

-	Ps. 40 transfers from inventories;
-	Ps. 51,501 transfers from parcels of undeveloped lands;
-	Ps. 49,157 restoration of previously recognized impairment losses
-	Ps. (2,485) transfers to goodwill

(iii)	Includes

-	Ps. (18,189) transfers to inventories;
-	Ps. 31 transfer from intangible assets

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

b.	Intangible assets:

	Original value						Amortization								Net carrying value as of June 30,
									Current year
Principal account	Value as of beginning of year		Additions / (deductions) and impairment		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases)		Amount (i)		Accumulated as of end of year		2004		2003 (As restated)		2002 (As restated)
Preoperating and organization expenses	Ps.	15,464	Ps.	(9,595)	Ps.	5,869	Ps.	13,855	Ps.	(9,968)	Ps.	253	Ps.	4,140	Ps.	1,729	Ps.	1,609	Ps.	175
Deferred financing costs		24,292		(21,076)		3,216		24,292		(21,076)		—		3,216		—		—		2,842
Selling and advertising expenses		7,550		1		7,551		6,794		—		313		7,107		444		756		1,423
Trademarks		521		31		552		254		(8)		55		301		251		267		—
Expenses related to securitization of receivables		6,975		—		6,975		6,641		(193)		524		6,972		3		334		—
Advertising expenses		5,706		(5,706)		—		5,668		(5,706)		38		—		—		38		—
Investment projects		4,899		(4,899)		—		4,664		(4,899)		235		—		—		235		—

Total as of June 30, 2004	Ps.	65,407	Ps.	(41,244) (ii)	Ps.	24,163	Ps.	62,168	Ps.	(41,850)	Ps.	1,418	Ps.	21,736	Ps.	2,427

Total as of June 30, 2003	Ps.	29,050	Ps.	36,357	Ps.	65,407	Ps.	24,610	Ps.	23,893	Ps.	13,665	Ps.	62,168			Ps.	3,239

Total as of June 30, 2002	Ps.	35,814	Ps.	(6,764)	Ps.	29,050	Ps.	28,040	Ps.	(10,170)	Ps.	6,740	Ps.	24,610					Ps.	4,440

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in Note 21.f., except for Ps. 224 and Ps. 523 for the year ended 2004 allocated in “Cost” and “Net income (loss) in credit card trust” respectively and Ps. 3,105 and Ps. 4,357 for the year ended 2003 allocated in “Gain (loss) in credit card trust” and “Interest on discounting by liabilities” respectively, and Ps. 96 for the year ended 2002 included in “Other expenses, net (Note 9).
(ii)	Includes transfer to fixed asset of Ps. (31) and recovery of impairment of Ps. 34.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

c.	Allowances and provisions

						Carrying value of June 30,
Item	Balances as of beginning of year	Additions (i)		Deductions		2004	2003 (As restated)	2002 (As restated)
Deducted from current assets:
Allowance for doubtful accounts	46,774	64		(11,539)	(ii)	35,299	46,774	1,449

Total as of June 30, 2004	46,774	64		(11,539)		35,299

Total as of June 30, 2003	1,449	65,677		(20,352)			46,774

Total as of June 30, 2002	2,064	575		(1,190)				1,449

Deducted from non-current assets:
Allowance for doubtful accounts	54	—		(9)		45	54	—
Allowance for doubtful mortgage receivable	2,208	—		—		2,208	2,208	—
Allowance for impairment of fixed assets	79,044	5,213	(iii)	(59,625)	(iv)	24,632	79,044	55,896
Allowance for impairment of inventories	2,196	1,852	(v)	(3,577)	(vi)	471	2,196	12,647
Allowance for impairment of parcels of undeveloped land	44,026	—		(21,176)	(vii)	22,850	44,026	9,328
Allowance for impairment of intangible assets	1,633	—		(103)	(viii)	1,530	1,633	—
Allowance for impairment of non – current investments	7,474	—		(577)	(ix)	6,897	7,474	—

Total as of June 30, 2004	136,635	7,065		(85,067)		58,633

Total as of June 30, 2003	77,871	100,095		(41,331)			136,635

Total as of June 30, 2002	25	82,721		(4,875)				77,871

Included in current liabilities:
Provision for contingencies	12,402	3,200		(9,163)		6,439	12,402	8,866

Total as of June 30, 2004	12,402	3,200		(9,163)		6,439

Total as of June 30, 2003	8,866	8,889	(x)	(5,353)			12,402

Total as of June 30, 2002	9,869	575		(1,578)				8,866

Included in non-current liabilities:
Provision for contingencies	4,682	2,288		(421)		6,549	4,682	401

Total as of June 30, 2004	4,682	2,288		(421)		6,549

Total as of June 30, 2003	401	7,604	(xi)	(3,323)			4,682

Total as of June 30, 2002	232	372		(203)				401

(i)	The accounting allocation of the charges for the year ended June 30, 2004, 2003 and 2002 is the follows:
-	Doubtful accounts are disclosed in “Other Expenses”, Note 21.f..
-	Provision for contingencies is disclosed in “Other expenses, net” (Note 9), except for Ps. 114 allocate in “Other expenses” (Note 21.f.).
-	Impairment of fixed assets, inventories, parcels of undeveloped land and intangible assets are included in “Gain (loss) from operations and holdings of real estate assets”.
-	Impairment of non – current investments is included in “Equity in (losses) earnings on affiliated companies”.
-	Provision for contingencies is disclosed in “Other income (expenses), net” (Note 9)
(ii)	Includes recovery of allowance for doubtful account of Ps. 1,229 disclosed in “Other income (expenses), net” (Note 9).
(iii)	Corresponds to transfers from parcels of undeveloped lands of Ps. 4,766 and transfer from inventories of Ps. 447.
(iv)	Includes recovery of impairment of Ps. 49,157, disclosed in “Gain (loss) from operations and holdings of real estate assets, net” and Ps. 1,852 of transfers to inventories.
(v)	Corresponds to transfers from fixed assets.
(vi)	Includes transfer to fixed asset of Ps. 447 and recovery of impairment of Ps. 6, disclosed in “Gain (loss) from operations and holdings of real estate assets, net”.
(vii)	Includes transfers to fixed assets of Ps. 4,766 and the recovery of impairment of Ps. 15,146, disclosed in “Gain (loss) from operations and holdings of real estate assets, net”.
(viii)	Corresponds amortization of the year of Ps. 69 and recovery of impairment of Ps. 34, disclosed in “Gain (loss) from operations and holdings of real estate assets, net”.
(ix)	Includes recovery of impairment of Perez Cuesta S.A.C.I.
(x)	Includes additions due to consolidation of equity investees of Ps. 3,904.
(xi)	Includes additions due to consolidation of equity investees of Ps. 4,938.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

d.	Cost of sales, leases and services

	Year ended June 30,
	2004		2003 (As restated)		2002 (As restated)
I. Cost of sales
Stock as of beginning of year	Ps.	22,985	Ps.	79,159	Ps.	103,099
Plus:
Additions due to consolidation of equity investees		—		1,315		—
Expenses (Note 21.f.)		1,775		3,517		9,892
Transfers to fixed assets		(40)		(1,212)		—
Transfers from fixed assets		18,189		19,851		41,420
Transfers from undeveloped parcels of land		10,748		—		—
Transfers to undeveloped parcels of land		—		(39,529)		—
Transfers to other non – current receivables		(5,890)		—		—
Transfers to other receivables		(8,755)		—		—
Transfers from mortgages receivable		—		2,757		—
Transfers from mortgages payable		—		2,078		—
Less:
Adjustment to purchase price of inventory		15,916		2,297		(14,320)
Stock as of end of period		(29,221)		(22,985)		(79,159)

Subtotal		25,707		47,248		60,932

Plus:
Results from holding of real estate assets		6		(844)		(17,411)

Cost of properties sold		25,713		46,404		43,521

II. Cost of leases
Expenses (Note 21.f.)		68,205		67,439		12,392

Cost of properties leased		68,205		67,439		12,392

III. Cost of fees for services
Expenses (Note 21.f.)		1,484		1,232		767

Cost of fees for services		1,484		1,232		767

IV. Cost of hotel activities
Stock as of beginning of year		869		541		672
Purchases of the year		444		244		81
Expenses (Note 21.f.)		40,049		31,346		40,070
Stock as of end of period		(1,313)		(869)		(541)

Cost of hotel activities		40,049		31,262		40,282

V. Cost of credit card operations
Expenses (Note 21.f.)		11,965		8,330		—

Cost of credit card operations		11,965		8,330		—

TOTAL COSTS	Ps.	147,416	Ps.	154,667	Ps.	96,962

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2004		2003 (As restated)
Assets
Current assets
Cash and banks:
Cash	US$	1,281,784	0.002918	Ps.	3,740	Ps.	4,227
Cash	Euros	185	0.0035292		1		—
Cash	Travel	—			—		7
Bank accounts	US$	24,312,150	0.002918		70,943		66,985
Bank accounts	Euros	139,444	0.0035292		495		9,398
Checks to be deposited	US$	52,738	0.002918		154		41
Investments:
Government bonds	US$	7,207	0.002918		21		74
Mutual funds	US$	11,572,771	0.002918		33,769		93,190
Mutual funds	Euros	81,075	0.0035292		288		93
Time deposits	US$	—	—		—		27,440
Other investment	US$	11,643	0.002918		34		—
Mortgages and leases receivable	US$	24,110	0.002918		70		78
Other receivables and prepaid expenses:
Interest rate swap receivable	US$	4,671,760	0.002985		13,816		307
Prepaid expenses	US$	—	0.002918		—		165
Other	US$	10,747	0.002918		31		—
Related parties	US$	5,029,637	0.002958		14,878		—
Futures contracts receivables	US$	162,000	0.002918		474		—

Total current assets					138,714		202,005

Non-current assets
Other receivables and prepaid expenses:
Interest rate swap receivable	US$	—			—		8,172
Other	US$	5,000,463	0.002918		14,591		—

Total non-current assets					14,591		8,172

Total assets as of June 30, 2004					153,305

Total assets as of June 30, 2003				Ps.		Ps.	210,177

(i)	Official exchange rate prevailing as of June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities (continued)

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2004		2003 (As restated)
Liabilities
Current liabilities
Trade accounts payable	US$	673,724	0.002958	Ps.	1,993	Ps.	1,184
Mortgages payables	US$	750,000	0.002958		2,218		2,100
Customer advances	US$	193,141	0.002958		571		142
Short term debt	US$	17,539,870	0.002958		51,883		74,578
Taxes payable	US$	20,416	0.002958		60		76
Other liabilities
Related parties	US$	42,105	0.002958		125		—
Other	US$	7,905	0.002958		24		368

Total current liabilities					56,874		78,448

Non-current liabilities
Trade accounts payable	US$	968,547	0.002958		2,865		3,609
Long term debt	US$	159,050,552	0.002958		470,472		514,273
Other liabilities
Guarantee deposits	US$	928,694	0.002958		2,747		—

Total non-current liabilities					476,084		517,882

Total liabilities as of June 30, 2004					532,958

Total liabilities as of June 30, 2003				Ps.		Ps.	596,330

(i)	Official exchange rate prevailing as of June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

21.	Other financial statement information (continued)

f.	Other expenses

	EXPENSES
Items	Cost of properties leased		Cost of properties sold		Cost of fees for services		Cost of hotel activities		Cost of credit card operations		Administrative		Selling		Financing		Total for the year 2004		Total for the year 2003 (As restated)		Total for the year 2002 (As restated)
Depreciation and amortization	Ps.	56,814	Ps.	—	Ps.	—	Ps.	6,078	Ps.	740	Ps.	3,819	Ps.	169	Ps.	982	Ps.	68,602	Ps.	73,085	Ps.	26,201
Interest and index – adjustment		—		—		—		—		2,382		—		—		59,283		61,665		62,022		53,605
Salaries and bonuses		—		—		—		12,557		3,779		13,316		3,208		—		32,860		25,251		29,425
Maintenance of building		11,172		1,775		—		6,400		153		524		19		—		20,043		14,687		10,447
Fees and payments for services		—		—		—		1,868		1,522		9,368		222		—		12,980		12,958		10,994
Gross sales tax		—		—		—		—		—		—		9,385		—		9,385		6,427		3,076
Director’s fees		—		—		—		—		—		8,626		—		—		8,626		8,900		1,165
Taxes, rates and contributions		131		—		—		—		1,398		4,408		5		—		5,942		4,559		1,911
Advertising		—		—		—		—		—		24		5,889		—		5,913		3,982		3,831
Social security contributions		—		—		—		2,698		182		1,868		579		—		5,327		4,773		4,364
Commissions and property sales charges		—		—		—		598		—		1,067		1,331		—		2,996		5,338		9,113
Mail and telephone		—		—		—		1,603		712		279		108		—		2,702		1,713		1,626
Freight and transportation		—		—		—		138		220		797		439		—		1,594		1,500		909
Lease expense		88		—		—		—		450		876		—		—		1,414		1,031		507
Bank charges		—		—		—		—		—		339		—		380		719		719		825
Subscriptions and publications		—		—		—		—		—		264		—		—		264		175		—
Safe deposits box		—		—		—		—		—		159		—		—		159		310		203
Travel expenses		—		—		—		—				88		—		—		88		2,024		2,814
Allowance for doubtful accounts		—		—		—		—		—		—		64		—		64		9,251		604
Other		—		—		1,484		8,109		427		4,418		1,615		170		16,223		12,769		16,496

Total as of June 30, 2004	Ps.	68,205	Ps.	1,775	Ps.	1,484	Ps.	40,049	Ps.	11,965	Ps.	50,240	Ps.	23,033	Ps.	60,815	Ps.	257,566	Ps.		Ps.

Total as of June 30, 2003	Ps.	67,439	Ps.	3,517	Ps.	1,232	Ps.	31,346	Ps.	8,330	Ps.	45,194	Ps.	28,555	Ps.	65,861	Ps.		Ps.	251,474	Ps.

Total as of June 30, 2002	Ps.	12,392	Ps.	9,892	Ps.	767	Ps.	40,070	Ps.	—	Ps.	36,258	Ps.	14,246	Ps.	64,491	Ps.		Ps.		Ps.	178,116

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the consolidated balance sheets of Banco Hipotecario S.A. and subsidiaries (collectively referred to as the “Bank”) as of June 30, 2004 and 2003 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for the twelve-month periods ended June 30, 2004, 2003 and 2002 as well as their accompanying notes 1 to 37. These consolidated financial statements and notes are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the auditing standards generally accepted in Argentina and performed the auditing procedures required by the Banco Central de la República Argentina (the "Argentine Central Bank"). Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 1 and 6, the accompanying consolidated financial statements have been prepared in accordance with accounting rules prescribed by the Argentine Central Bank, which differ in certain respects from, and is a comprehensive basis of accounting other than, Argentine generally accepted accounting principles applicable to enterprises in general.

Accounting rules prescribed by Argentine Central Bank vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 17 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and subsidiaries at June 30, 2004 and 2003, and the results of operations, changes in shareholder's equity and cash flows for the twelve-month periods ended June 30, 2004, 2003 and 2002 in conformity with accounting rules prescribed by the Argentine Central Bank.

The quality of the Bank’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. The political and economic crisis of late 2001 and early 2002 in Argentina, and the Argentine government's actions to address such crisis, as mentioned in Note 2 have had a significant adverse effect on the Bank’s business activity. Currently, the Bank is significantly dependent on the Argentine Government’s ability to perform on its obligations to the Bank and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to approve and deliver government securities under various laws and regulations.

Price Waterhouse & Co S.R.L.

I. Javier Casas Rúa
Partner

Buenos Aires, Argentina

September 6, 2004

BANCO HIPOTECARIO S.A.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2004		2003
ASSETS

Cash and due from banks	Ps.	59,200	Ps.	46,222
Banks and correspondents		320,841		193,223

		380,041		239,445

Government and corporate securities (Note 9)		532,979		1,077,931

Loans (Note 11)
Mortgage loans		1,701,349		2,078,750
Other loans		729,621		1,048,645

		2,430,970		3,127,395
Plus: Accrued interest receivable		253,537		283,683
Less: Reserve for loan losses (Note 12)		(327,082)		(518,452)

		2,357,425		2,892,626

Other receivables from financial transactions (Note 13)
Amounts receivable under derivative financial instruments		544,188		—
Loans in trust pending securitization		334,471		319,166
Amounts receivable under reverse repurchase agreements of government and corporate securities		44,832		—
Receivable from Argentine Government compensating and hedge bonds (Note 2)		2,654,716		2,537,083
Miscellaneous (Note 13)		604,792		200,726

		4,182,999		3,056,975
Plus: Accrued interest receivable		20,866		14,514
Less: Reserve for loan losses (Note 12)		(40,732)		(27,999)

		4,163,133		3,043,490

Investments in other companies		19,407		2,863

Miscellaneous receivables, net (Note 14)		958,081		48,085

Bank premises and equipment, net (Note 15)		93,430		93,801

Miscellaneous assets, net (Note 16)		28,263		40,582

Intangible assets, net (Note 15)		4,022		8,775

In-process items		5,224		3,056

Total Assets	Ps.	8,542,005	Ps.	7,450,654

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A.

CONSOLIDATED BALANCE SHEETS – (Continued)

As of June 30, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2004		2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits
Checking accounts	Ps.	13,295	Ps.	12,553
Saving accounts		51,649		22,857
Time deposits		101,572		16,273
Other deposit accounts		13,753		42,834

		180,269		94,517
Plus: Accrued interest payable		1,098		10,967

		181,367		105,484
Other liabilities from financial transactions
Other banks and international entities (Note 19)		354,216		921,900
Bonds (Note 20)		2,735,793		2,589,855
Argentine Central Bank (Note 18)		2,193,546		2,085,254
Amounts payable under derivative financial instruments		540,920		1,015
Obligation to return collateral acquired under reverse repurchase agreements of government and private securities		49,485		—
Collections and other transactions on behalf of third parties		25,859		32,167
Miscellaneous		273,822		59,872

		6,173,641		5,690,063
Plus: Accrued interest payable		62,360		450,867

		6,236,001		6,140,930

Miscellaneous liabilities
Accrued taxes		5,490		5,868
Sundry creditors (Note 23)		38,496		28,838
Other (Note 23)		7,051		5,758

		51,037		40,464

Reserve for contingencies (Note 17)		201,135		156,241

In-process items		2,569		878

Minority interests		32,604		35,932

Total Liabilities		6,704,713		6,479,929

SHAREHOLDERS’ EQUITY

Common stock		1,500,000		1,500,000
Inflation adjustment of common stock		1,797,623		1,797,623
Paid-in-capital		1		1
Reserves		1,191,686		1,191,686
Accumulated deficit		(2,652,018)		(3,518,585)

Total Shareholders’ Equity		1,837,292		970,725

Total Liabilities and Shareholders’ Equity	Ps.	8,542,005	Ps.	7,450,654

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A.

CONSOLIDATED STATEMENTS OF INCOME

For the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2004		2003		2002
Financial income
Interest on loans and other receivables from financial transactions	Ps.	580,344	Ps.	511,895	Ps.	1,114,906
Income from government securities and temporary investments, net		110,338		—		—
Income from restructuring of bonds		231,998		—		—
Income from restructuring of financial loans		254,404		—		—
Other		702		735		4,776

		1,177,786		512,630		1,119,682

Financial expenses
Interest on deposits and other liabilities from financial transactions		198,447		1,120,326		863,171
Expenses on government securities and temporary investments, net		—		117,848		90,418
Contributions and taxes on financial income		10,053		3,539		19,001

		208,500		1,241,713		972,590

Provision for losses on loans (Note 12)		—		122,005		438,600
Income from services
Insurance premiums		46,300		46,785		100,714
Commissions (Note 24)		7,251		7,383		16,077
Other (Note 24)		17,485		30,288		44,680

		71,036		84,456		161,471

Expenses on services
Insurance claims		7,309		9,917		20,784
Commissions (Note 24)		23,965		30,559		59,415
Contributions and taxes on income from services		1,092		692		3,836

		32,366		41,168		84,035

Monetary loss from financial transactions		—		(224,005)		(2,229,578)
Administrative expenses
Salaries and social security contributions		72,567		69,096		138,519
Advertising expenses		2,680		583		3,385
Value added tax and other taxes		9,516		8,254		17,301
Directors’ and Syndics’ fees		7,174		2,895		3,202
Fees for administrative services		6,149		6,090		20,451
Maintenance and repairs		31,618		30,901		46,798
Other		3,558		2,111		4,780

		133,262		119,930		234,436

Monetary (loss) gain related to operating transactions		—		(1,005)		13,786

Net income (loss) from financial transactions	Ps.	874,694	Ps.	(1,152,740)	Ps.	(2,664,300)

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A.

CONSOLIDATED STATEMENTS OF INCOME – (Continued)

For the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2004	2003	2002
Miscellaneous income
Penalty interest	11,506	14,537	11,565
Loan loss recoveries	53,277	50,067	82,709
Gain on debt restructuring	88,016	—	—
Other	51,170	6,044	14,853

	203,969	70,648	109,127

Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	163,445	141,089	3,978
Others (Note 25)	37,293	62,474	27,559

	200,738	203,563	31,537
Monetary gain on other transactions	—	7,046	49,185

Income (loss) before income taxes, minority interests and income from absorption ad-referendum of the Bank Shareholders’ Meeting	877,925	(1,278,609)	(2,537,525)

Income taxes (Note 27)	3,563	—	2,625
Minority interests	(7,795)	7,882	19,286

Income (loss) before absorption	866,567	(1,270,727)	(2,520,864)
Absorption subject to the Approval of the Annual Shareholders Meeting (*)	—	—	359,231

Net income (loss)	866,567	(1,270,727)	(2,161,633)

(*)	Effect on the foreign currency position compensation.

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Common stock (Note 29)		Paid in capital		Inflation adjustment of common stock (Note 29)		Reserves				Unrealized valuation difference (*)		Accumulated deficit		Total shareholders’ equity
							Legal (Note 29)		Voluntary (Note 29)
Balance as of June 30, 2001	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,642,206	Ps.	169,608	Ps.	—	Ps.	(706,353)	Ps.	4,403,085

Net loss for the period before the absorption		—		—		—		—		—		—		(2,520,864)		(2,520,864)
Absorption subject to the approval of the Annual Shareholders Meeting (*)		—		—		—		—		—		359,231		—		359,231
Use of Unrealized valuation difference		—		—		—		—		—		(359,231)		359,231		—

Net loss after the absorption		—		—		—		—		—		—		(2,161,633)		(2,161,633)

Balance as of June 30, 2002	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,642,206	Ps.	169,608	Ps.	—	Ps.	(2,867,986)	Ps.	2,241,452

Transfers from earnings reserves		—		—		—		(620,128)		—		—		620,128		—
Net loss for the period		—		—		—		—		—		—		(1,270,727)		(1,270,727)

Balance as of June 30, 2003	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	—	Ps.	(3,518,585)	Ps.	970,725

Net income for the period		—		—		—		—		—		—		866,567		866,567

Balance as of June 30, 2004	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	—	Ps.	(2,652,018)	Ps.	1,837,292

(*)	Effect on the foreign currency position compensation

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

For the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2004		2003		2002
Cash flows from operating activities:
Net income (loss)	Ps.	866,567	Ps.	(1,270,727)	Ps.	(2,161,633)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Monetary adjustment		—		217,964		2,166,607
Provision for losses on loans and for contingencies and miscellaneous receivables, net of reversals		161,797		301,077		397,430
Capitalized interest on pre-restructuring loans		—		—		(1,407)
Net loss on government securities		(24,973)		305,109		(58,673)
Gain from restructuring debt		(783,698)		—		—
Depreciation and amortization		15,034		14,098		14,528
Net (gain) loss on sale of premises and equipment and miscellaneous assets		16,531		783		1,511
Absorption subject to the Approval of the Annual Shareholders Meeting		—		—		(359,231)
Equity in losses from unconsolidated subsidiaries		—		2,863		937
Indexing (CER and CVS) of loans		(159,940)		(163,259)		(203,843)
Unrealized foreign exchange gain (loss)		62,478		796,539		(560,168)
Interest and indexing (CER) of borrowings from Argentine Central Bank		82,615		217,752		402,101
Minority interest		7,795		(7,882)		(19,286)
Net change in trading investments		(92,853)		65,151		(41,912)
Net change in other assets and liabilities		78,151		(726,225)		297,223

Net cash provided by (used in) operating activities		229,504		(246,757)		(125,815)

Cash flows from investing activities:
Decrease in loans, net		268,629		144,934		234,226
Proceeds from securitization of US dollar-denominated loans		(15,389)		186,861		(68,436)
Purchase of available for sale government securities		(1,399,016)		(255,938)		(142,222)
Proceeds from available for sale government securities		1,201,501		303,216		476,172
Proceeds from maturities of available for sale investments		2,240		22,961		1
(Increase) decrease in investments in other companies		(16,544)		(513)		10,322
Purchases of premises and equipment, miscellaneous and intangible assets		(2,210)		(252)		(282)

Net cash provided by investing activities		39,211		401,269		509,781

Cash flows from financing activities:
Increase (decrease) in deposits, net		75,883		(21,938)		(338,179)
Principal payments on bonds, notes, and other debts		(317,636)		(135,220)		(535,596)
(Decrease) Increase in borrowings, net		113,635		75,994		412,494

Net cash used in financing activities		(128,118)		(81,164)		(461,281)

Net increase (decrease) in cash and cash equivalents		140,596		73,348		(77,316)
Cash and cash equivalents at the beginning of the period		239,445		166,097		243,413

Cash and cash equivalents at the end of the period	Ps.	380,041	Ps.	239,445	Ps.	166,097

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	190,781	Ps.	80,738	Ps.	244,893
Cash paid for income taxes		3,563		—		2,625

The amount of Ps. 1,794,925 for compensation bond, the amount receivable of Ps. 3,599,534 for the compensation and hedge bond to be received from the Argentine Government and the advance to be requested from Argentine Central Bank for subscription of the Hedge Bond, for Ps. 1,651,770, did not require the movement of cash as well as the pesification effect due to Decree N° 214/02.

As of June 30, 2004, the repayment of loans with national government securities of $ 125,654, the exchange of deposits for government bonds of Ps. 52,786, the sale of premises and equipment, intangible and miscellaneous assets of Ps. 18,825 and the swap of government debt instruments into secured bonds and loans amounting to Ps. 389,645 did not require the movement of cash.

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

1. General

a. Description of business

Banco Hipotecario S.A. (herein after referred to as the “Bank” or “BHSA”), is a commercial bank, organized under the laws of Argentina. The Bank provides individual residential mortgage loans and construction-project loans directly to customers as well as indirectly through selected banks and other financial intermediaries throughout Argentina. The Bank also engages in mortgage loan securitizations, mortgage loan servicing and mortgage-related insurance in connection with its lending activities.

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the policies of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribes the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”). A description of significant differences between Argentine Banking GAAP and Argentine GAAP are set forth in Note 6 to the consolidated financial statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include solely a reconciliation of net income (loss) and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the SEC. See Note 37 for details.

Certain disclosures required by the Argentine Banking GAAP have not been presented herein since they are not considered to be material to the accompanying consolidated financial statements taken as a whole.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. All significant intercompany transactions have been eliminated in consolidation.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

d. Presentation of financial statements in constant argentine pesos

For the period from January 1, 1995 to December 31, 2001, the Bank accounted for its financial transactions on the historical cost basis. Prior to January 1, 1995, the Bank’s consolidated financial statements were prepared on the basis of general price-level accounting, which reflected changes in the purchasing power of the Argentine peso in the historical financial statements. However, as a result of the inflationary environment in Argentina during 2002. Argentine Central Bank Communication “A” 3702, Resolution No.240/02 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and Resolution No.415/02 from the “Comisión Nacional de Valores de la República Argentina” (CNV) reinstated the application of inflation accounting in financial statements as from January 1, 2002. These resolutions provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

However, the Argentine government instructed the CNV to issue the necessary regulations to preclude public companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1199.

2. Economic and social situation prevailing in Argentina

During 2003 and 2004 the Argentine economy showed some signs of recovery after a four-year recession and one of the worst crises recorded in Argentina at the end of 2001. Interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing.

However, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The National Government’s ability to meet its obligations continues to be impaired.

A favorable outcome of the restructuring negotiations of the public debt being carried out with creditors is deemed to be essential to reduce uncertainty as to the fiscal financial outlook over the next few years.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law No. 25,561 (Law on public emergency and exchange system reform) that changed the economic model and amended the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic measures, which were implemented through various legal regulations that significantly affected the banking business and the exchange system.

Listed below are some of the measures adopted by the Government that have been enacted at the date of issue of these consolidated financial statements that affected or will affect the Bank’s economic and financial position.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Foreign exchange system

By Decree 260 (Exchange Regime) on February 11, 2002 a single free exchange market system was established, through which all transactions involving the exchange of foreign currency are to be traded at a exchange rate to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. Communication “A” 3471, complementary regulations and amendments established the necessary regulations for that market.

Loans in foreign currency

Under the terms of Law No 25,561, Decree No 214 and complementary rules and amendments, loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos according to the following guidelines:

(i) loans to the non-financial private sector, at the exchange rate of Ps. 1.00 per US dollar or its equivalent in any other foreign currency;

(ii) loans to the non-financial public sector, at the exchange rate of Ps. 1.40 per US dollar or its equivalent in any other foreign currency; and

(iii) loans to the financial sector, at the exchange rate of Ps. 1.40 per US dollar or its equivalent in any other foreign currency.

Those measures contemplated the application of CER from February 3, 2002, to the loans granted to the non-financial private sector and to the non-financial public sector plus a fixed interest rate, depending on the type of operation.

Decree No 762/02 (and additional Law No 25,713) of the Executive Branch amended the regulations mentioned in the preceding paragraph excluding from the application of CER those loans granted to individuals, as follows:

(i) loan secured by mortgages on the primary dwelling of debtors, originally agreed in US dollars up to Ps. 250,000,

(ii) consumer loans in original principal amount of up to Ps.12,000 or up to US$12,000 thousand or the equivalent in any other foreign currency, whether secured by a mortgage or not, and

(iii) pledge consumer loans in original principal amount of up to Ps.30,000 or US$30,000 thousand.

Those loans were adjusted as from October 1, 2002 by applying CVS.

Law 25,796 established the elimination of the CVS as from April 2004.

Repayment of loans

On April 12, 2002, the Argentine Central Bank issued Communication “A” 3562 establishing that, based on Decree No. 469, the customers of financial institutions as of November 2, 2001 may repay their loans in national government securities in lieu of cash.

Furthermore, Decree No. 905 established that financial institutions must receive as payment for single-family mortgage loans, Argentine Government Bonds (BODEN) in payment from individuals who are holders of those securities.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Public-sector debt

Decree No. 1387/01 dated November 1, 2001 established the possibility of financial institutions to exchange public-sector debt instruments and loans under the Promissory Note/Bond program for new loans called Secured Loans. Conversions were made at face value and at a one-to-one rate, in the same currency as that of the exchanged public-sector obligation.

Decree No. 471, dated March 8, 2002, established that the obligations of the national, provincial and municipal public sectors outstanding as of February 3, 2002, and denominated in US dollars or any other currency, governed by Argentine law, were to be converted into pesos at an exchange rate of Ps. 1.40 per US dollar, or its equivalent in other foreign currency, with their principal adjusted by the CER.

The obligations of the national public sector converted into pesos as explained above accrue interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt.

Decrees Nos. 644/02 and 79/03 established the steps to be taken by financial institutions to accept the new terms and conditions for receiving principal and/or interest payments on the secured loans. If financial institutions reject those terms and conditions, their situation will revert to the moment prior to the exchange.

On August 27, 2002, Decree No. 1579/02, instructed the Fiduciary Fund for Provincial Development to assume provincial debt instruments (government securities, bonds, treasury bills or loans) that were to be voluntarily converted into bonds (“BOGAR”) or loans (promissory notes) secured by the federal tax collection, under the terms established by such Decree.

Through Resolutions Nos. 539/02 and 611/02 dated October 25 and November 12, 2002, respectively, the Ministry of Economy established the unified calculation method applicable to debts encompassed by the conversion regime laid down by Decree No. 1579/02, and set a time limit for financial institutions having made offers to convert provincial public debt within the framework of Decree No. 1387/01 and complementary rules to declare their intention to withdraw those offers.

On November 19, 2002, the ministry of Economy issued Resolution No. 624/02, establishing the provincial public debt eligible to be exchanged for secured bonds and loans issued by the Fiduciary Fund for Provincial Development.

Deposits in foreign currency

Law No. 25,561 and Decree No. 214 of the Executive Branch established that all deposits in US dollars or other foreign currencies in the financial system as of January 6, 2002, were to be converted to Pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. These regulations also require financial institutions to make available such deposits to their customers in pesos. CER and a minimum interest rate will be applied to these deposits.

Executive Branch Decrees 905/02, 1836/02 and 2167/02 granted owners of deposits the possibility of opting to exchange those deposits for foreign and peso denominated government securities, the Argentine Central Bank granting advances to financial institutions for them to be able to meet exchange costs.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Lastly, by Decree 739/03 the Executive Branch authorized holders of deposits originally set up in US dollars and subsequently pesified to request total or partial settlement of their deposits or certificates from financial entities based on a schedule established according to the original amount of the deposit.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 25,563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, which was originally scheduled to last until December 10, 2003, and later extended until December 10, 2004.

On May 15, 2002, the National Congress passed Law 25,589, which amended the Bankruptcy Law, the main points of which are as follows:

•	Reinstatement of the mechanism established by Section 48 of Law 24,522, which allows creditors to acquire the share package of the debtor company, setting the conditions for preventing assets from being undervalued.

•	Other variables, such as the brand and the positioning on the market, have been established to determine the value of companies, in addition to the financial statements.

•	The term for the foreclosure of guarantees has been suspended for 180 calendar days, from the effective date of the above-mentioned law.

•	The exclusivity period for debtors to make creditors offers has been reduced from 180 days, under the previous law to 90-120 days.

•	Judges may revoke approval of the reorganization plan if they consider it to be grossly unfair for any of the parties.

•	Out-of-court reorganization plan: defaulting debtors or debtors undergoing general economic and financial difficulties may agree on an out-of-court reorganization plan with their creditors, subject to approval by the court. Upon approval of this reorganization plan all legal actions against the debtor will be suspended. The approved plan will have effects for all creditors.

Mortgage refinancing system

The following was established through Laws No. 25,798 dated November 6, 2003 and regulated by Decree No. 1284/03:

•	Creation of a refinancing system for mortgagors that envisages a state trust fund to take over the obligations of debtors granted amounts of up to 100,000 pesos for all types of loans guarantee by a single, permanently-inhabited home, who have defaulted between January 1, 2001 and September 11, 2003.

•	Creation of a restructuring unit for the purpose of analyzing the loans that become eligible within the terms of the current law, with the exception of the default, and which were granted prior to the effectiveness of the convertibility of the Austral established by Law 23,928.

Preventive measures

As a result of the measures adopted by the Argentine Government, a significant number of claims against the National State and financial institutions were filed before the courts, requesting that deposits be returned in the currency in which they were originally made, as the measures were in breach of constitutional rights. At the date of these financial statements, the final outcome and the amount of those claims were still unknown.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Financial System Restructuring Unit

On May 22, 2003, the Executive Branch issued Decree No. 1262 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero), which has been designed to define the strategy for the restructuring of the financial system. At the date of these financial statements, the Bank has complied with the requirements of that Unit.

Financial Regulation and Oversight Coordination Cabinet

Executive Branch Decree 476 dated April 20, 2004 established the creation of the Financial Regulation and Oversight Coordination Cabinet, the purpose of which will be to preserve the financial system stability, enhance financial intermediation and protect the users of financial services.

The impact generated by these circumstances on the Bank’s balance sheet and financial position as of June 30, 2004 was recognized in accordance with BCRA regulations and on the basis of estimates made by the Bank’s Management. At the date of issuance of these financial statements, it is not possible to foresee the future development of the economic situation and its effect on the Bank’s economic and financial position. Therefore, these financial statements should be read in the light of such circumstances.

Compensation granted by the National Government to financial institutions.

•	Asymmetric pesification

Through Decree 905, the Government established the issuance of “National Government Compensating Bonds” to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned regulations.

The Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

•	National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at Ps. 1.00, for the exchange rate difference of Ps. 0.40, converted into pesos at the Ps. 1.40 =US$ 1 rate: US$ 394,914 (consolidated amount).

•	National Government Hedge Bond in US dollars, due 2012 (Section 29, subsection e). Hedge Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$ 825,533 (consolidated amount).

In September 2002 the Argentine Central Bank credited US$ 356,015 in BODEN 2012 (consolidated amount), no bonds having been issued for the difference in the compensation amount requested.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities – Holdings in investment accounts, ii) the amount in respect of the right to collect the compensating and coverage bonds has been recorded in Other Receivables for financial Transactions – Receivable for Argentine Government Compensating and Hedge Bond - In foreign currency, iii) bonds delivered as collateral for Negotiable Obligations and

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

secured facilities to banks, in Miscellaneous Receivables, and iv) the amount of the obligation to be assumed as a counterpart for the Hedge Bond, in Other liabilities for financial transactions - Argentine Central Bank.

As a result of the foreign currency denominated financial debt restructuring process and the fact that the Government has not yet concluded the compensation process for the asymmetric pesification established by Decree 905/02, the Bank’s computation of the overall net foreign currency position is temporarily mismatched. This has already been communicated to the Central Bank.

•	Asymmetric indexation

Law 25,796, regulated by Decree 117/04, established a mechanism for compensating financial institutions for the effects generated by the application of the Salary Variation Index (CVS) to some of their assets, and the Reference Stabilization Index (CER), to some of their liabilities.

On March 12, 2004, BCRA Communication “A” 4114 established that financial institutions were to confirm their adherence to the compensation regime implemented by April 30, which included uncertain aspects regarding the compensation calculation method.

On April 29, 2004, the BCRA issued Communication “A” 4131 establishing an extension of the deadline for adhering to the regime laid down by Communication “A” 4114 for 15 calendar days as from the date on which the Ministry of Economy and Production answers the consultations made by the associations grouping financial institutions in the letter dated April 22, 2004.

Lastly, on May 3, 2004, Ministry of Economy and Production Resolution No. 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of “peso-denominated National Government Bonds accruing interest at variable rates and due 2013” to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

On May 18, 2004, the Bank submitted letter No. 194 informing the Central Bank that it will not adhere to this regime, and stating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and expressly reserving its right to seek relief.

The Bank has recorded the effects of the compensation for asymmetric pesification as a positive contingency in memorandum accounts, and reserved its rights to receive compensation for the losses generated by application of general regulations, as a result of which it has applied the Salary Variation index (CVS) to certain assets and the Reference Stabilization Index (CER) to certain liabilities, as well as any other compensation that may arise.

Rehabilitation and regularization plan

Through resolution No. 213/02, the Board of Directors of the Argentine Central Bank requested Banco Hipotecario S. A. to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of the Bank.

On April 17, 2002, the Bank submitted that Rehabilitation and Regularization plan to the Argentine Central Bank.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On August 21, 2002, new financial projections and complementary information were submitted to the Argentine Central Bank, which contemplated changes in the economic context subsequent to April 17, 2002; the variation between actual and original projected balances as of May 31, 2002; the status of the refinancing of the debts that fell due in 2002; the status of the liabilities renegotiation during the second semester of 2002 (debt restructuring), a summary of modified financial projections and the recovery of the amounts due to the Argentine Central Bank, as required by the whereas clause No. 9 of Resolution No. 213/02 issued by the Board of Directors of that Entity.

Through Resolution No. 227 dated May 29, 2003, the Board of Directors of the Argentine Central Bank requested from Banco Hipotecario SA the reformulation of the current Rehabilitation and Regularization Plan in order for the latter to contemplate the adequacy of the liquidity projections and to take the necessary steps to safeguard its solvency.

On June 18, 2003, the Bank submitted to the Argentine Central Bank the reformulation requested by the latter, stating the following points: i) progress in the negotiations for the restructuring of the external debt, ii) petitions for authorization to repay the assistance through the delivery of BODEN 2012 received from mortgage debtors, iii) expense reduction plan, iv) adherence to the procedure established by Section 8 of Decree 739/03 for the repayment of that assistance, with the alternative foreseen in Section 3 of Decree 1262/03, and v) certain analyses of the financial statements at December 31, 2002.

Treatment of assistance granted by the BCRA

Executive Branch Decree 739/03 and BCRA Communication “A” 3941 established that financial institutions which so request it shall repay the rediscount and advance balances in force at the date of that Decree and granted within the framework of Section 17 of Law 24144 and its amendments, in no more than 70 installments.

Subsequently, the Executive Branch issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and twenty (120) installments, each of which shall be equivalent to a percentage not lower than 0.40% of the adjusted principal amount.

On September 11, 2003, reformulated on February 4, 2004, the Bank submitted to the BCRA a schedule for the repayment of its debt for rediscounts received from the BCRA, as prescribed by Section 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen the Bank’s efficiency and profitability.

This schedule has been prepared on the basis of the balances of rediscounts and advances granted by the BCRA at March 28, 2003, which at that date amounted to Ps. 391,101, delivering as collateral for the assistance granted secured loans which, considered at their technical value, maintain a margin not lower than 125%. In that submission, the Bank contemplates the settlement of its debt over a maximum term of 89 months counted from March 31, 2004.

Through Resolution No. 3 dated February 5, 2004, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of the assistance established in Section 9, subset. b) of Decree 739/03, which was adapted by the Bank according to the schedule mentioned in the preceding paragraph.

At the date of these financial statements, the Bank had repaid principal and interest according to that schedule.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Situation of the Bank

The Public Emergency and Foreign Exchange reform Law No. 25561 had significant impact on the Bank. The Bank’s assets that were originally denominated in foreign currency were “pesofied” Ps. 4,506.7 million (83.4% of total assets denominated in foreign currency), whereas only 20.2% (or Ps. 892.9 million) of its total liabilities were pesofied. The principal US dollar or foreign currency equivalent assets including in the “pesofied” process were: i) post restructuring individual and construction mortgage loans, ii) Public sector loans, iii) Financial sector loans, iv) loans in trust pending securitization, v) certain Argentine government bonds, and vi) Certificates of participation and bonds in mortgage trusts. The interest rates on virtually all the Bank’s “pesofied” assets and liabilities were indexed to either CVS or CER.

This crisis has severely impacted the Bank’s liquidity to the extent that cash from operations has proved to be insufficient to cover both its operating costs and its debt service. Given the effects of the Argentine economic conditions the Bank was unable to meet its foreign currency obligations as they became due.

The “pesification” of the Bank’s assets created a substantial currency mismatch with its non –“pesofied” foreign currency debt. The Hedge Bonds to be issued by the Argentine Government are designed to eliminate this currency mismatch. However, the Hedge Bonds yield approximately 2% whereas the Bank’s foreign currency liabilities yield approximately 10%. In addition, the Hedge Bonds will be funded by peso-denominated Argentine Central Bank debt bearing interest at CER plus 2%.

As a result, on August 15, 2002 the Board of Directors resolved to start a debt restructuring plan comprising the Bank’s obligation in Bonds and loans received from foreign banks and entities.

On January 14, 2004 the Bank concluded its debt restructuring process in which approximately US$ 1,208.4 million principal amount of bond and bank debt was restructured. Completion of the transaction was a significant step forward inasmuch as in aligns the Bank’s principal and interest payments with its cash flow and attains a manageable debt profile.

Consummation of the debt restructuring has enabled the Bank to regain some of its financial stability and has improved its financial condition. The Bank also has fully hedged its foreign currency obligations and achieved a liability structure with an average life in excess of six years.

In addition to the positive effects derived from the Bank’s debt restructuring, the principal changes compared to the previous periods result from its loan portfolio due to the improvement in asset quality and the positive impact of the Coeficiente de Variación Salarial (CVS) index during the period.

Finally, the Bank made progress in the implementation of its business diversification initiatives,, including: I) an increase in loan products and lines of business and ii) development of new products, like credits cards (VISA) and pledge loans.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

3. Comprehensive financial debt restructuring

Due to the economical and social situation described in Note 2 and its impact on the financial system, on August 15, 2002 the Board of Directors of the Bank resolved to start a debt restructuring plan comprising the Bank’s obligations on approximately Ps. 2,849,254 and on approximately Ps. 889,551 of loans received from foreign banks and other entities, both balances at December 31, 2003.

As of August 16, 2002, following the Board’s resolution the Bank postponed the servicing of the debt until a successful restructuring is completed. The Bank reported the event to the Argentine Central Bank, the CNV and the Buenos Aires Stock Exchange on August 16, 2002.

On August 14, 2003, the Bank presented its restructuring proposal which consisted of the following:

•	Existing Dollar- or Euro-denominated noteholders were offered to exchange their notes for new notes at par due 2013 (“At-par Offering”). Creditors who select the At-par Offering will receive new notes for 90% of the face value of the notes surrendered plus new notes for 10% of the face value of the notes surrendered, if elections are made prior to September 15, 2003; and a cash payout for unpaid interest between August 16, 2002 and September 15, 2003. Creditors who select the At-par Offering are also entitled to participate in an additional second offering which will be concurrently done.

•	Under the second offering, noteholders may select a cash payment option (“Offering in cash”) or an option to receive new secured notes with a shorter maturity date (“Offering of secured negotiable obligations”).

•	Creditors who select the Offering in cash will receive a cash payment equal to 45% of the face value of the notes surrendered plus an additional cash payment for unpaid interest

•	Creditors who select the Offering of secured negotiable obligations will receive new secured notes for a face value equivalent to 70% of the face value of the notes surrendered plus a cash payment for unpaid interest. The new notes are secured by a trust comprised of BODEN securities and other secured loans for at least 110% of the face value of the new notes. Creditors will also be entitled to receive a contingent payment based on the appreciation in the value of the shares of the Bank (StARS). The StARS may be paid in cash, in Class D shares or a combination of both. The StARS will be paid only on the due date of the new secured notes based on the valuation method described in the offering documents. The StARS are not detachable from the new secured notes.

By means of the restructuring proposal, the Bank invited creditors to execute an out-of-court restructuring agreement provided that the restructuring plan is successful, consents to execute the plan are received for more than 75% of the Bank’s creditors and the plan is approved by at least 66.6% of each class of creditor affected by the plan. The plan will also require judicial approval.

The restructuring was subject to certain limitations and conditions, including the amounts available for “Offerings in cash” and the amounts of the new secured obligations to be issued. The Bank will earmark up to US$60,000 to the “Offering in cash” and issue new secured negotiable obligations for up to US$300,000. Bank creditors may also participate in the “Offering in cash” and the “Offering of secured negotiable obligations”.

The Offering was also subject to the restructuring of the bank debt (with a participation of at least 90%) and to the obtaining of a participation of at least 90% of the existing negotiable obligations.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The new notes would not be registered in the United States of America.

Finally, on December 29, 2003 the term for receiving exchange offers expired, the Bank accepted all existing validly offered securities in compliance with the conditions for the Bank’s exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, this debt was settled.

The total final principal on validly offered securities existing at December 29, 2003 was Ps. 2,662,242, representing approximately 93% of the total principal on the outstanding securities existing at that date. Of the final amounts validly offered, approximately 77% (Ps. 2,060,861) opted to receive long-term securities, approximately 7% (Ps. 168,054), cash and approximately 16% (Ps. 433,325), guaranteed securities.

Of a total principal amount of Ps. 889,551 on the bank debt existing at December 29, 2003, 100% participated in its simultaneous restructuring. Of the participating amounts, approximately 20% (Ps. 187,403) opted to receive long-term loans, approximately 10% (Ps. 98,354), cash and approximately 70% (Ps. 607,956), secured loans.

The following table shows the amounts and percentages of the existing securities offered for exchange by series (the amounts shown in foreign currency are expressed in thousands of US dollars or Euros).

Existing US dollar-denominated securities

Series	Description	Total outstanding principal amount		Total principal amount offered		Percentage of outstanding amount offered
Series I	Securities at 10% due April 17, 2003	US$	297,460	US$	282,459	95.0%
Series III	Securities at 10,625% due August 7, 2006	US$	13,108	US$	12,371	94.4%
Series IV	Securities at 13% due December 3, 2008	US$	4,810	US$	3,900	81.1%
Series VI	Securities at 12,25% due March 15, 2002	US$	7,598	US$	6,756	88.9%
Series XVI	Securities at 12,625% due February 17, 2003	US$	125,000	US$	113,729	91.0%
Series XXIV	Securities at 9% due March 15, 2005	US$	114,312	US$	105,745	92.5%
	Total	US$	562,288	US$	524,960	93.4%

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Existing Euro-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series XVII	Securities at 9% due March 27, 2002	€1,815	€1,079	59.4%
Series XXII	Securities at 8,75% due October 18, 2002	€3,713	€3,471	93.5%
Series XXIII	Securities at 10,75% due February 6, 2004	€150,000	€137,702	91.8%
Series XXV	Securities at 8% due June 15, 2005	€170,829	€163,021	95.4%
	Total	€326,357	€305,273	93.5%

The amounts in the preceding tables include US$ 29,342, equivalent to Ps. 86,061, corresponding to total principal on existing securities held by the Bank.

US dollar-denominated bank debt

Facility	Total outstanding principal amount		Total principal amount offered		Percentage of outstanding amount offered
IFC loan	US$	25,000	US$	25,000	100%
USCP loan	US$	102,500	US$	102,500	100%
OPIC loan	US$	81,736	US$	81,736	100%
Derivatives	US$	10,106	US$	10,106	100%
Total	US$	219,342	US$	219,342	100%

Peso-denominated bank debt

Facility	Total outstanding principal amount		Total principal amount offered		Percentage of outstanding amount offered
Syndicated loan	Ps.	105,000	Ps.	105,000	100%
Citibank facility plan		120,029		120,029	100%
Derivatives		21,191		21,191	100%
Total	Ps.	246,220	Ps.	246,220	100%

On January 14, 2004, the following amounts in new notes and cash were exchanged to existing noteholders.

New notes

Description	CUSIP	ISIN	Principal amount
US dollar-denominated securities due 2013	P1330H AZ 7	USP1330HAZ75	US$	410,904
Euro-denominated securities due 2013	—	XS0175068971		€256,218
Secured securities due 2010	P1330H BA 1	USP1330HBA 16	US$	107,941

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

New bank debt

Description	Due date	Principal amount
Secured facility in pesos	2010	Ps.	214,174
Secured facility in US dollars	2010	US$	86,333
Long-term facility in US dollars at a fixed rate	2013	US$	50,316
Long-term facility in US dollars at floating rates	2013	US$	13,579

Payments in cash

Description	Amounts in US dollars		Amounts in euros
Payments for offering in cash	US$	30,936	€8,746
Payments for accrued and unpaid interest (a)	US$	34,183	€11,497

(a)	Includes (i) payment to existing noteholders for accrued interest from August 16, 2002 to September 15, 2003 at an annual rate of 3% and (ii) interest payment on the new notes as if those notes would have been issued on September 15, 2003; such interest calculated at rates applicable to the new notes as described in the offering document issued on December 8, 2003.

Based on the final validly offered amounts, and on the simultaneous restructuring of the Bank’s existing bank debt, no proration factor has been applied to the cash or secured debt options.

As of June 30, 2004, the Bank recognized the effects of the restructuring as follows (i) a gain of Ps. 231,998 and Ps. 254,404 for restructuring of notes and financial loans, respectively, due to the reduction in principal amounts (under the “Gain on restructuring of notes” and “Gain on restructuring of financial loans” line items in the statement of income); (ii) a gain of Ps. 209,280 for lower interest accrued in 2003 (recorded as an adjustment to financial expenses); (iii) a gain of Ps. 88,016 for lower interest accrued in 2002 (recorded as an adjustment to other profits line item in the statement of income) and (iv) the establishment of a reserve for Ps. 59,271 for the StARS.

As discussed in the previous paragraphs, the new notes are secured by the establishment of a Trust under Argentine law. In December 2003, the Bank, as trustor, and ABN AMRO Bank N.V., as trustee, entered into a Trust Agreement, pursuant to which the Bank transferred government securities (BODEN 2012) and secured loans to the Trust. The Trust will maintain these assets for the benefit of the new secured noteholders. The Trust was established to secure principal and interest payments on the new notes. The Trust’s assets consist only of the securities and loans transferred by the Bank and their respective proceeds.

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At June 30, 2004, the face value of the obligations exchanged amounted to US$ 5,250 and Euro 8,126.

On August 2004, the Bank paid the first amortization installment.

The Bank’s financial debt restructuring includes various restrictive covenants, which among other things require the Bank to maintain certain financial ratios. At the date of issuance of these consolidated financial statements, the Bank is in compliance with all financial debt restructuring covenants.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4. Exposure to the Public Sector

As of the June 30, 2004, the Bank maintains Ps. 4,790,614, in government-related assets:

a)	Government securities for Ps. 527,531 , of which Ps. 487,889 corresponding to securities not subject to sovereign-debt restructuring (BODEN 2012 Ps. 160,131, BOCON PRO 12 Ps. 3,358, BODEN 2007 Ps. 24,949, BODEN 2008 Ps. 12,060, BOGAR Ps. 163,066 and LEBAC Ps. 124,325).

b)	Government-secured loans by the National Government for Ps. 608,216, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market.

c)	Loans to the provincial and municipal governments for Ps. 142,237.

d)	Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps. 2,654,717 pursuant to Sections 28 and 29 of Decree 905/02.

e)	Miscellaneous receivables for Ps. 857,913 corresponding to assets transferred to the trust as collateral for the bonds and secured facilities derived from the debt exchange, of which 59,835 correspond to Government-secured loans and Ps. 759,843, to BODEN 2012, Guaranteed Loans and BODEN 2012 deposited as collateral for the currency swap transaction for Ps. 1,739 and Ps. 36,496, respectively.

As of June 30, 2004, the Bank has Ps. 2,208,179 in government related liabilities refinanced advances and rediscounts to cover lack of liquidity for Ps. 399,679, included in the matching laid down by Decree 1262/02, and advances for Ps. 1,808,500 to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

As established by Decree 1262/03, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of assistance granted according to the schedule presented. Through the procedure described in the above-mentioned norms, the Bank has delivered its holding of secured loans as collateral for this obligation, and that assistance will be amortized with the proceeds of those assets. The average duration of the secured loans provided as collateral is longer than the term requested to refinance those advances.

In addition, Decree 905/02 envisages in its Section 17 that in the event of default by the National Government on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication “A” 4084 dated January 30, 2004, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In view of the above, the Bank’s high exposure to the National Public Sector must be considered in the light of the liabilities assumed with the BCRA.

5. Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of the consolidated financial statements.

5.1. Foreign Currency Assets and Liabilities

Foreign currency assets and liabilities are translated at the prevailing exchange rate at period-end. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transactions net gains or losses are recorded within “Financial income” or “Financial expenses” in the accompanying consolidated statements of income.

5.2. Government and Corporate Securities

Argentine Banking GAAP requires banks to classify government securities into two categories: “held for trading” and “investment account”.

Trading Securities are marked to market, and any difference between book value and their market value is recognized as a gain or loss in the consolidated income statement. Investment securities are carried at acquisition cost plus accretion of discount or amortization of premiums, and accrued interest, as applicable.

The BODEN US$ 2,012 government securities received as compensatory bonds are classified as “Investment Securities” and are recognized at their technical value (par value), in accordance with the clauses of Communication “A” 3,911, complementary rules and amendments issued by the BCRA. At the end of each twelve-month period, the technical value of those securities increases on the basis of interest accrued under the issue terms and conditions. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

The Argentine Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of Ps. 1.40 per US dollar, as provided for by Law No. 25561, Decree No. 214 and complementary rules and amendments.

Government and corporate securities, classified as trading securities, are carried at the Buenos Aires Stock Exchange spot quotation as of the respective balance sheet date. Realized and unrealized gains and losses and interest income on government and private securities classified as trading and recorded as "Income from government securities and temporary investments, net" in the accompanying consolidated statements of income.

The securities classified under “Unlisted Government Securities” have been valued at cost plus indexing and accrued interest at period-end.

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at present value, following the guidelines established by Communication “A” 3911, complementary rules and amendments.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.3. Loans

The portfolio of performing loans and loans due on ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

For purposes of these financial statements, Pre-restructuring Loans are those predating April 1, 1991 or individual loans stemming from global transactions arranged prior to that date, and Post-restructuring Loans are those originated after that date.

Secured loans were valued until February 28, 2003 according to their origin as i) received in exchange for Argentine government securities, in line with Decree 1387/01, have been valued at the ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), maintaining for such purpose the value at which those government securities had been recorded in investment accounts, ii) received in exchange for government securities accepted for the repayment of non-performing loans (Communication “A” 3348), have been valued at the higher of their face value less the related allowance for loan losses or their market value. The gain arising from the difference between the face value of the secured loans received and the value at which those exchanged securities had been recorded in investment accounts or the carrying value, as the case may be, accrues on a straight-line basis during the term of those loans. Secured Loans originally denominated in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of Ps. 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments, the CER having been applied to the amount of those loans as from February 3, 2002.

In accordance with Communication “A” 3911, complementary rules and amendments of the Argentine Central Bank, loans secured under Decree 1387/01 and other public sector loans are valued at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the Argentine Central Bank) or technical value (amount restated by the CER, where applicable, plus interest accrued in accordance with contract clauses). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an assets offsetting account, if the result is positive, and expensed if the result is a loss. The balance will be adjusted according to the amount resulting from the calculation of the differences between those items, until they are used up. Once the balance has been used up, any subsequent valuation difference will be expensed.

Secured loans incorporated after February 28, 2003 are valued at cost grossed up for interest accrued at their internal rate of return.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of Ps. 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, as provided for by Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of Ps. 1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Law 25796 established the elimination of the CVS as from April 2004.

5.4. Capitalization of Interest on Certain Pre-Restructuring Loans

The Bank recognizes a return of 9% per annum (“the reference rate”) on certain of its Pre-Restructuring Loans (“Pre-Restructuring Loans” refers to individual and construction project mortgage loans extended through 1989, additional construction project mortgage loans advanced under commitments existing in 1989 and individual loans extended for the purchase of housing units in such construction projects). However, the cash interest payable by customers as a component of the monthly mortgage loan installments is sometimes less than the reference rate. The difference between the reference rate and the cash interest payable on the monthly loan installments is capitalized and added to the principal of the related loan balances and is recorded in financial income under “Interest on loans and other receivables from financial transactions” in the accompanying consolidated statements of income. The increased interest rate and the recovery of the capitalized interest results in increasing monthly loan installments over time for affected borrowers. At June 30, 2004 and 2003 the Bank maintains a minimum numbers of loans in this situation.

The Bank discontinues the capitalization of interest when the related loan is over 90 days past due.

5.5. Interest accruals and adjustments of principal amounts (CER and CVS)

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency whose total term was more than 92 days, and interest accruals for loans overdue more than 90 days were discontinued.

Adjustments of principal amounts from application of the CER were accrued as established by Argentine Central Bank regulations, and interest accruals for loans overdue more than 90 days were discontinued.

5.6. Derivative Financial Instruments

During the twelve-month period ended June 30, 2004, the Bank entered into foreign currency swaps to manage its foreign exchange rate risk on foreign currency denominated borrowings (other than US dollar). The Bank recognizes a receivable and payable at the time of the agreements, which reflect the amount of currencies to be exchanged at the closing date. The foreign currency denominated receivable and payable arising from the swaps and the foreign currency-denominated borrowing are valued at face value plus interest accrued at the exchange rate outstanding at each period-end.

In view of the need to hedge the risk attached to the appreciation in the value of the Euro against the US dollar, given that the Bank has disclosed its liability in that currency, on January 5, 2004 options to purchase euros against US dollars were acquired for a notional amount of € 100,000 at a quotation of 1.2676, to be exercised within a term of one year.

5.7. Securitizations of Loans

The Bank recorded the transfer of US dollar-denominated and peso-denominated mortgage loans to a mortgage trust and the issuance of mortgage bonds as a sale and recorded its retained interest in the securitization trusts at their principal amounts. Retained interests relating to certificates of participation are adjusted monthly for the net results of the Bank's equity in the trusts. A gain or loss was recognized

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

for the difference between the cash proceeds received and the principal balance of mortgage loans underlying the mortgage bonds sold. Servicing assets or liabilities were not recognized at the time of sale.

5.8. Reserve for Loan Losses

Reserves for loan losses established at June 30, 2004 and 2003, cover the minimum reserves required by the Argentine Central Bank, which consist of the debtors payment capacity and cash-flows analysis for commercial loans and clients aging for consumer loans, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund, including the extraordinary contribution to that fund and the changes in certain estimates related to the loan portfolio.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of the individual project financed by the Bank.

Beginning April 1, 2000, the Bank has adopted a new policy regarding to provide reserves for non-performing individual loans. In general terms, this policy consists in the following:

a.	Maintaining for six months the classification and reserves in respect of all those loans subject to: i) the provision of article 13 of Law 24143 and ii) refinancing.

b.	After this period has expired, the Bank will proceed, as the case may be, as follows:

b.1. If the loan is no more than 30 days in arrears, it shall be reclassified under the “performing” category.

b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing.

c.	All individual loans, which are more than 24 months in arrears, must be 100% reserved. Loans and reserves are to be charge-off from the Bank’s assets three months after the date on which those loans were fully covered by such reserve.

d.	Those loans that had been charged off, according to c. above, and which had been restructured and are still performing, are re-recorded as asset if no delinquency greater than 30 days is showed during the next six months.

As a result of the policies adopted, it means loans and reserves charged off from the Bank’s assets three months after the date on which those loans were fully covered by 100% reserved, and in line with Argentine Central Bank rules, at June 30, 2004 and 2003 the Bank has recorded in memorandum accounts of Ps. 907,685 and Ps. 690,357, respectively.

Based on the foregoing, the Board of Directors of the Bank believes that the reserve for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Banking GAAP rules and Argentine GAAP.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.9. Mortgage Related Insurance

The Bank makes provision for incurred but not reported insurance claims and pending insurance claims based on historical loss experience. The Bank provides property damage, life and unemployment insurance for its mortgage loan customers as well as for debtors of loans which the Bank services. Income from insurance premiums is recognized as it is charged as a component of the monthly loan installment under “Income from services” in the accompanying consolidated statement of income.

The Bank discontinues accruing insurance premiums for individual loans when the related loan is over 90 days past due.

5.10. Loans in trust pending securitization

The Bank has executed various financial trust agreements under which it has transferred the fiduciary ownership of certain of its mortgage loans to First Trust of New York as trustee for the benefit of trust. Once the mortgage loans have been transferred, the trust fund, issues the corresponding debt securities and participation certificates and remits the proceeds to the Bank. The Bank may also retain an ownership interest in the trust in the form of securities or participation certificates.

These receivables, corresponding to pesofied mortgage loans registered in the name of the trustee, are recorded as an asset of the Bank as the trustee had not issued the corresponding securities and the Bank maintains the dual roles of trustor and sole beneficiary.

5.11 Investments in Other Companies

As of June 30, 2004 and 2003 investments in other companies include:

Company	Ownership Interest %	Basis of accounting
BHN Inmobiliaria SA	99.99%	Equity method
Mercado Abierto Electrónico SA	0.50%	Cost method
ACH SA	1.00%	Cost method

Although the Bank’s holds the controlling interests in BHN Inmobiliaria SA, this company’s financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged is not homogeneous or supplementary to those carried out by Banco Hipotecario S.A..

5.12 Bank Premises and Equipment and Miscellaneous Assets

Bank premises and equipment are recorded at cost, adjusted for inflation (as described in Note 1.d), less accumulated depreciation.

Depreciation is computed under the straight-line method over the estimated useful lives of the related assets. The estimated useful lives for bank premises and equipment are as follows:

Buildings	50 years
Furniture and fixtures	10 years
Machinery and equipment	5 years
Other	5 years

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The cost of maintenance and repairs of these properties is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

The Bank has recorded under “Miscellaneous assets” - properties received in lieu of payment. These assets are initially accounted at fair value, adjusted for inflation (as described in Note 1.d), less accumulated depreciation. Depreciation of Miscellaneous assets is also computed under the straight-line method over the estimated useful of the related assets.

5.13 Intangible Assets, Net

Intangible assets represent organization expenses incurred in the development of systems of Banco Hipotecario SA, as well as organization expenses incurred for the setting up and start-up of operations and software of BHN Sociedad de Inversión SA and BACS Banco de Crédito y Securitización SA. These assets are carried at cost, adjusted for inflation (as described in Note 1.d), less accumulated amortization. Intangible assets are amortized under the straight-line method over their estimated useful life.

5.14. Other Financial Instruments

On January 29, 2004, the Bank entered into a transaction as a partial hedging for the Stock Appreciation Right clause (“StARS”) included in the issuance of the Medium-term Secured Facility (Note 3). This transaction involves 7,110,000 Class D ordinary shares in Banco Hipotecario S. A.. The amount agreed under this transaction was US$17,519. The Bank recognized the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end.

During March 2004, the Bank executed a sale contract with DePfa Investment Bank Ltd. to repurchase bonds and Banco Hipotecario’s loans, by financing 50% of the eligible instruments purchase price. As of June 30, 2004 the Bank has recorded the payable with DePfa Investment Bank Ltd. and its accrued interest in “Other liabilities from financial transactions”

5.15 Minority interest

The breakdown of supplementary equity interests recorded in “Minority interests” in the accompanying consolidated balance sheets is as follows:

	%	Pesos
BHN Sociedad de Inversión SA	0.01%	Ps.	1
BACS Banco de Crédito y Securitización SA	30.00%	Ps.	32,603
Total		Ps.	32,604

5.16 Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2004, 2003 and 2002, the corporate tax rates were 35%. The Bank does not recognize deferred income taxes.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.17 Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of Statement of Financial Accounting Standards No. 95: Statement of Cash Flows (“SFAS No. 95”). SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect with the inflation adjusted financial statements. The effect of inflation and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item “Monetary loss”, and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks.”

5.18 Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include those required in the accounting of the reserve for loan losses and the reserve for contingencies. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which would have a positive or negative effect on future period results.

5.19 Advertising expenses

The Bank expenses advertising expenses as incurred. Advertising expenses were approximately Ps. 2,680, Ps. 583 and Ps. 3,385 for the twelve month periods ended June 30, 2004, 2003 and 2002.

5.20 Reclassifications

Certain balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2004 presentation.

6. Summary of differences between Argentine Banking GAAP and Argentine GAAP

The Bank’s accounting policies and financial statement presentation generally conform to the rules prescribed by the Argentine Central Bank which prescribes the reporting and disclosure policies for all banks and financial institutions in Argentina. These rules differ in certain respects from Argentine GAAP. The following is a summary of the principal differences between Argentine Banking GAAP and Argentine GAAP:

6.1 Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2004 and 2003, the Bank carries the government securities received and to be received in the “Government Securities – holdings in investment accounts” and “Other Receivables for financial transactions”

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

In addition, the Bank maintains BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under Argentine GAAP, those assets should be marked to market with the resulting gain or loss reflected in the income statement, unless the Bank demonstrates the ability and the intention to maintain these securities upon maturity.

b) Provision for allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under Argentine GAAP, the allowance for losses is recognized when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the terms of the agreements.

c) Accounting for income taxes

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under Argentine GAAP income tax must be recognized according to the liability method.

d) Net present value of secured loans, government and other similar securities

Through Resolution No. 87/03, the Consejo Profesional de la Ciudad Autónoma de Buenos Aires (CPCECABA) suspended the application of the criterion for measuring the present value, establishing the application of a relevant market interest rate on the basis of future income or disbursements of funds corresponding to loans, investments and other accounts receivable or payable generated by the specific activities carried out by financial institutions. This criterion differs from that established by Communication “A” 3911.

e) Restatement to constant currency

According to National Executive Branch Decree 664/2003, Argentine Central Bank Communication “A” 3921 and CNV Resolution No. 441, the Bank recognized the effect of inflation until February 28, 2003. Since Argentine GAAP required discontinuing inflation accounting as from October 1, 2003, the application of the abovementioned resolutions represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying consolidated financial statements.

6.2 Additional disclosure requirements

There are certain disclosure requirements established by Argentine GAAP, such as earnings per share and disclosures about segment information, that differ from what is required under Argentine Banking GAAP by Circular CONAU 1.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

7. Restricted Assets

At June 30, 2004, the Argentine Central Bank provided financial assistance to the Bank for Ps.385,046. As collateral for these transactions, senior pledges were set up on credit assets stemming from the 7% fixed rate guaranteed loan contract, due 2011, for approximately Ps.491,041. For such purpose, the financing obtained has been recorded in Other liabilities for financial transactions, and the balances representing the possible rights, in memorandum accounts.

As provided for by Decree 905, the BCRA will grant financing to financial institutions for the subscription of bonds issued by the National Government (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency position, requiring for such purpose assets as collateral for that financing. At the date of these financial statements all the assets to be offered by the Bank to the BCRA had not been identified.

In view of the commitments undertaken under the Bank’s external debt exchange offer (Note 2), a trust was created under Argentine law by means of a Trust Agreement entered into by and between the Bank and ABN AMRO BANK, Argentine Branch. At June 30, 2004, BODEN 2012 for Ps. 764,169 and the yield there on and National Government Secured Loans for Ps. 59,835 had been transferred to the trust. These guarantees have been recorded in “Miscellaneous Receivables”.

At June 30, 2004, the Bank has deposited BODEN 2012 for Ps. 36,496 and National Government Secured Loans for Ps. 1,739, as collateral for the currency swap transaction.

Additionally, BACS Banco de Crédito y Securitización S.A. (Consolidated Company) carries certificates of participation in the BACS II Financial Trust and BACS Funding I Mortgage Trust as collateral for the financing line held with International Finance Corporation (IFC).

8. Privatization

In accordance with The Privatization Law under which the Bank became a private company, provides that, until August 2007, the Bank will (i) continue to provide residential mortgage financing on a geographically balanced basis in Argentina; (ii) make available 10% of the Bank’s housing construction credit lines for housing in districts with populations of less than 50,000; and (iii) maintain a special reserve funded from 2% of the cash interest collected on its housing loans to subsidize the repayment of loans for borrowers adversely affected by emergency economic conditions.

Additionally, the Privatization Law preserved the right of the Bank to conduct its insurance activities without being subject to the supervision of the Argentine Superintendency of Insurance (the “Insurance Superintendency”). However, the Bank is required to comply with certain reserve requirements of the Insurance Superintendency.

On February 2, 1999, Banco Nación as trustee of the Fondo Fiduciario Federal de Infraestructura Regional (“FFFRI”) made a combined public offering of 42,000,000 Class D shares in American Depositary Shares (“ADS”) form and ordinary form and 270,000 options, each representing the right to purchase 100 ADSs from FFFRI. Investors must acquire a minimum number of ADSs in order to be eligible to be allocated options. The options are exercisable at any time after February 2, 2000 up to and including February 2, 2004. A total of 13,616,606 Class D shares and 61,289 options, each representing the right to purchase 100 ADSs, were sold in Argentina with the authorization of the CNV and 28,383,394 ADSs, each representing one Class D share and 208,711 options, each representing the right to purchase 100 ADSs, were sold in the international capital markets in reliance on Rule 144 A

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

under the United States Securities Act of 1933, as amended. Prior to the offering, all shares were under the ownership and control of the Argentine government. The Bank received no proceeds from this offering and will not receive any proceeds from the exercise of the aforementioned options.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 certain holders of those options acquired 17,909,500 class D shares.

9. Government and Corporate securities

Securities held by the Bank consist of the following balances:

	June 30,
	2004		2003
Held-for-investment - Quoted
Boden 2012 - compensating bond (US$)	Ps.	86,540	Ps.	815,112
Boden 2012 - prepayment loans (US$)		59,696		98,465
Trading - Quoted
Argentine government bonds (Pesos)		206,648		4,889
Argentine government bonds (US$)		13,895		—
Corporate equity securities (Pesos)		4,712		20,958
Argentine Central Bank bills (Pesos)		124,325		85,907
Corporate equity securities (US$)		734		873
- Unquoted
National and provincial government bonds (Pesos)		1,880		29,114
National government bonds (US$)		34,549		22,613

Total	Ps.	532,979	Ps.	1,077,931

10. Restructuring of the Mortgage Loan Portfolio

In late March 2000, the Bank adopted a package of significant measures intended to address certain issues related to both the Pre-Restructuring and Post-Restructuring loan portfolios. Issues affecting both portfolios emerged in the first quarter of 2000 from a weakening economic environment, certain potential limitations to the foreclosure proceedings and difficulties resulting from the capitalization of a portion of interest charged to customers.

Measures included, among other matters in constant pesos, (i) a Ps. 164,1 million increase in the reserve for loan losses to provide for an increase in non-performing loans; (ii) a Ps. 120,0 million increase in the reserve for loan losses for loans to construction projects that experienced difficulties in selling housing units since early 2000; (iii) the adoption of a more conservative classification methodology for delinquent consumer loans in the light of a weakening economic environment that caused an increased provision for loan losses of Ps. 380,6 million; (iv) a Ps. 77,2 million contribution to the Special Relief Fund set up to subsidize to individual borrowers in areas undergoing serious economic distress; (v) a Ps.357,9 million charges for loan losses to cover the write-down related to the capitalization of interest on Pre-Restructuring loans and certain other problems with local loans, and (vi) a Ps. 65,5 million provision to cover costs related to a program established to encourage the prepayment of Pre-Restructuring loans through forgiveness of a portion of the outstanding loans to debtors opting to pre-pay their debts.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

11. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

•	Public Loans – loans to National Government and Provinces

•	Mortgage loans

•	Construction project loans - loans made to various entities for the construction of housing units

•	Individual residential mortgage loans - mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

•	Other loans - certain financial and non-financial sector loans

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June 30,
	2004		2003
Non-financial public sector	Ps.	522,231	Ps.	653,148
Financial sector		588		35,435
Non-financial private sector
With preferred guarantees (a)		1,697,959		1,978,592
With other guarantees		210,192		460,220
Accrued interest receivable		253,537		283,683
Reserve for loan losses (see Note 12)		(327,082)		(518,452)

Total	Ps.	2,357,425	Ps.	2,892,626

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.

12. Reserve for loan losses

The activity in the reserve for loan losses of the Bank for the periods presented is as follows:

a)	Loans:

	June 30,
	2004		2003
Balance at beginning of period	Ps.	518,452	Ps.	615,614
Provision/(recovery) charged to income		(13,573)		122,005
Loans charged off		(177,797)		(153,105)
Monetary results		—		(66,062)

Balance at end of period	Ps.	327,082	Ps.	518,452

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

b)	Loans in trust pending securitization:

	June 30,
	2004		2003
Balance at beginning of period	Ps.	27,999	Ps.	31,356
Provision charged to income		12,733		—
Monetary results		—		(3,357)

Balance at end of period	Ps.	40,732	Ps.	27,999

13. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2004	2003
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.3,078,117	Ps.2,855,847
Unsecured guarantees	1,125,748	215,642

Subtotal	4,203,865	3,071,489
Less: Reserve for loan losses	(40,732)	(27,999)

Total	Ps.4,163,133	Ps.3,043,490

Miscellaneous other receivable from financial transactions for the periods indicated is as follows:

	June 30,
	2004		2003
Class B subordinated mortgage-backed bonds		88,530		65,730
Certificates of participation BHN II		21,361		15,818
Certificates of participation BHN III		9,323		—
Certificates of participation BHN IV		1,041		—
Certificates of participation BACS II		38,730		27,153
Certificates of participation BACS Funding I		16,978		17,558
Certificates of participation BACS Funding II		6,826		—
Certificates of participation CHA I		6,672		—
Bonds		234,743		28,260
Other		180,588		46,207

Total	Ps.	604,792	Ps.	200,726

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

14. Miscellaneous receivables, net

Miscellaneous receivables, net are comprised of the following for the periods indicated:

	June 30,
	2004		2003
Withholdings, credits and prepaid income tax	Ps.	5,259	Ps.	2,612
Receivables from governmental entities		7,896		5,293
Recoverable expenses, taxes, and advances to third parties		11,699		8,541
Bank correspondents		2,615		2,669
Guarantee deposit (*)		863,119		6,054
Receivables from master servicing activities		6,276		23,804
Other		84,896		31,432

Subtotal		981,760		80,405
Less: Reserve for collection risks		(23,679)		(32,320)

Total	Ps.	958,081	Ps.	48,085

(*)	As of June 30, 2004 guarantee deposits comprised mainly Boden 2012 for Ps. 759,843 and Secured Loans for Ps. 59,845 granted as collateral to secure principal and interest payments on the new notes (Guaranteed Bond) and Boden 2012 for Ps. 36,496 granted as collateral to secure the Euro/Dollar Swap Contract.

15. Bank Premises and Equipment, net and Intangible Assets, net

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2004		2003
Land and buildings	Ps.	99,278	Ps.	96,260
Furniture and fixtures		14,384		13,793
Machinery and equipment		38,853		36,291
Other		3,202		3,428
Accumulated depreciation		(62,287)		(55,971)

Total	Ps.	93,430	Ps.	93,801

Intangible assets, net of accumulated amortization, as of the end of periods indicated is as follows:

	December 31,
	2004		2003
Third parties fees, re-engineering, restructuring and capitalized software costs		4,022		8,775

Total	Ps.	4,022	Ps.	8,775

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

16. Miscellaneous assets, net

Miscellaneous assets, net consists of the following as of the end of each period:

	June 30,
	2004		2003
Properties to be sold	Ps.	26,430	Ps.	41,469
Assets leased to others		9,526		10,428
Other		4,398		195
Accumulated depreciation		(12,091)		(11,510)

Total	Ps.	28,263	Ps.	40,582

17. Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2004		2003
Contingencies	Ps.	101,135	Ps.	116,897
Incurred but not reported and pending insurance claims		9,428		9,791
Legal fees		4,308		5,702
Redundancy costs		16,005		23,065
Restructuring Debt-StAR		59,271		—
Other		10,988		786

Total	Ps.	201,135	Ps.	156,241

The amount of contingencies as of June 30, 2004 and 2003 includes an estimate of amounts payable in respect of various lawsuits and has been determined based on amounts claimed and the likelihood that losses will be incurred. For the twelve month period ended June 30, 2004 and 2003, it also includes benefit packages offered to employees for early retirement, claims from legal agents in connection with refinanced loans and outstanding commitments to extend credit.

The Bank considers that the claims have arisen in the ordinary course of its business and does not consider that any such claims, either individually or in the aggregate, would, if adversely determined, have a material adverse effect on the business, operations or financial position of the Bank.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

18. Other Liabilities from Financial Transactions - Argentine Central Bank

The amounts outstanding corresponding to the Argentine Central Bank debt and advances, as of the end of twelve month period are as follows:

	June 30,
	2004		2003
Advances to be incurred upon finalization of right to acquire Hedge Bonds	Ps.	1,808,500	Ps.	1,692,149
Assistance granted by Argentine Central Bank		385,046		393,105

Total	Ps.	2,193,546	Ps.	2,085,254

Advances to acquire Hedge Bonds includes CER plus interest at 2% until February 3, 2003.

Advances includes CER plus interest at 3.50%.

19. Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

		June 30,
Description	Due date	2004	2003
IFC A Loan	2010	—	70,188
USCP B Loan	2003	—	287,769
OPIC – insured floating rate notes	2005	—	229,474
Other Obligations (US$)	2003	—	28,373
Syndicated Loan A/B	2002	—	105,000
Other Liquidation Facility	2003	—	120,029
Other Facilities (Pesos)	2003	—	21,191
Warehousing Credit Line Agreement with IFC	2005	24,543	59,876
Secured facility in pesos	2010	68,491	—
Secured facility in US dollars	2010	169,040	—
Long-term facility in US dollars at a fixed rate	2013	74,318	—
Long-term facility in US dollars at floating rates	2013	17,824	—

Total		354,216	921,900

Contractual maturities of the loans are as follows as of June 30, 2004:

June 30, 2005	Ps.	58,486
June 30, 2006		33,943
June 30, 2007		33,943
June 30, 2008		33,943
June 30, 2009		49,293
Thereafter		144,608

Total	Ps.	354,216

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

20. Other Liabilities from Financial Transactions - Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Date of issue	Date of Maturity	Annual interest rate		2004	2003
EMTN (CHA)
Series III (US$ 100,000)	07/08/96	07/08/06	10.625	%(*)	2,093	36,801
GMTN
Series I (US$ 300,000)	17/04/98	17/04/03	10.000%		37,930	835,119
Series IV (US$ 175,000)	03/12/98	03/12/08	13.000	%(*)	1,599	13,504
Series VI (US$ 135,909)	15/03/99	15/03/02	12.250%		2,010	13,167
Series XVI (US$ 125,000)	17/02/00	17/02/03	12.625%		30,916	350,938
Series XVII (EURO 100,000)	27/03/00	27/03/02	9.000%		2,617	4,554
Series XXII (EURO 100,000)	18/10/00	18/10/02	8.750%		688	7,622
Series XXIII (EURO 150,000)	06/02/01	06/02/04	10.750%		21,898	482,790
Series XXIV (US$ 107,000)	15/03/02	15/03/05	9.000	%(*)	20,425	307,705
Series XXV (EURO 165,700)	15/03/02	15/06/05	8.000	%(*)	21,257	537,655
Guaranteed bond (US$107,941)	15/09/03	03/08/10	Libor + 2.5%		266,309	—
Long term bond (US$449,880)	15/09/03	01/12/13	3.0 – 6.0%		1,333,661	—
Long term bond (EURO 278,367)	15/09/03	01/12/13	3.0 – 6.0%		994,390	—

					2,735,793	2,589,855

The contractual maturities of bonds are as follows as of June 30, 2004:

Past due	Ps.	141,433
June 30, 2005		38,056
June 30, 2006		38,056
June 30, 2007		38,056
June 30, 2008		38,056
June 30, 2009		426,837
Thereafter		2,015,299

Total	Ps.	2,735,793

(*)	All the debt included in the restructuring process was considered Past due.

21. Prepayment of financial debt

During the twelve month period ended June 30, 2004 the Bank repurchased negotiable obligations and debt, according to the following detail:

1)	Guaranteed Bond (US$) for a face value of US$ 17,417, which represented a disbursement of US$ 15,234.

2)	Long-Term Bond (Euro) for a face value of Euros 1,000, which represented a disbursement of Euros 645.

3)	Secured Facilities (US$) for a face value of US$ 29,239, which represented a disbursement of US$ 23,687.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4)	Secured Facilities (Pesos) for a face value of Ps. 145,682, which represented a disbursement of Ps. 118,940.

5)	Long-term Facilities (US$) at a Fixed-rate for a face value of US$ 25,214, which represented a disbursement of US$ 16,907.

6)	Long-term Facilities (US$) at a Floating-rate for a face value of US$ 7,559, which represented a disbursement of Ps. 4,671.

The gain on of these transactions have been recorded under Financial Income.

22. Securitization of mortgage loans

During 1996, 1997, 2000, 2001, 2002 and 2004, the Bank established nine separate mortgage trusts (BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust BHSA I 2002 Mortgage Trust and CHA Financial Trust) under its US securitization program and “Cédulas Hipotecarias Argentina – program”. For each mortgage trust, the Bank transfers a portfolio of mortgages originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgages and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage loans conveyed to the trusts are no longer recorded as assets of the Bank.

23. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2004		2003
Sundry creditors:
Accrued fees and expenses	Ps.	23,249	Ps.	14,579
Unallocated collections		7,257		4,485
Loan guarantee funds		30		188
Withholdings and taxes payable		2,385		1,823
Other		5,575		7,763

Total	Ps.	38,496	Ps.	28,838

Other:
Directors accrued fees	Ps.	4,701	Ps.	3,025
Payroll withholdings and contributions		1,885		1,960
Other		465		773

Total	Ps.	7,051	Ps.	5,758

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

24. Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2004		2003		2002
Loan servicing fees from third parties	Ps.	2,701	Ps.	3,264	Ps.	7,952
Commissions from FONAVI		2,916		2,938		5,105
Other	Ps.	1,634	Ps.	1,181	Ps.	3,020

Total		7,251		7,383		16,077

Other income from services is comprised of the following for each period:

	June 30,
	2004		2003		2002
Reimbursement of loan expenses paid by third parties	Ps.	16,134	Ps.	18,695	Ps.	34,016
Other		1,351		11,593		10,664

Total	Ps.	17,485	Ps.	30,288	Ps.	44,680

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2004		2003		2002
Structuring and underwriting fees	Ps.	14,089	Ps.	23,201	Ps.	39,138
Retail bank originations		364		631		2,338
Collections		197		521		354
Banking services		9,093		6,141		15,161
Commissions paid to real state agents		222		65		2,424

Total	Ps.	23,965	Ps.	30,559	Ps.	59,415

25. Other Miscellaneous Expenses

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2004		2003		2002
Depreciation of miscellaneous assets	Ps.	637	Ps.	687	Ps.	679
Gross revenue tax		400		107		609
Other taxes		3,027		989		3,138
Equity in net loss of affiliates		—		2,863		937
Loss on sale and impairment of premises and equipment and miscellaneous assets		16,531		783		1,511
Benefits prepayments		8,179		51,787		2,098
Other		8,519		5,258		18,587

Total	Ps.	37,293	Ps.	62,474	Ps.	27,559

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

26. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

Assets:
Cash and due from banks	Ps.	282,064
Government and corporate securities		195,414
Loans		86,958
Other receivables from financial transactions		3,533,809
Miscellaneous receivables		802,867

Total as of June 30, 2004	Ps.	4,901,112

Total as of June 30, 2003	Ps.	3,982,095

Liabilities:
Deposits	Ps.	43
Other liabilities from financial transactions		3,728,463
Miscellaneous liabilities		1,287
In-process items		742

Total as of June 30, 2004	Ps.	3,730,535

Total as of June 30, 2003	Ps.	3,633,030

27. Income Tax

Prior to January 1, 1996, the Bank was exempt from the payment of income tax. Beginning January 1, 1996, the Bank was only exempt from the payment of income tax on income from its operations, assets, and interest income attributable to its residential mortgage lending activities. Effective October 1997, as a result of conversion to a sociedad anónima, the Bank subject to income tax in Argentina except on its income attributable to mortgage loan commitments made prior to that date.

As a general rule, the income tax law allows the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable revenues those expenses incurred to obtain jointly taxable and non –taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule gives prerogative to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make direct allocation of expenses to the taxable revenue.

The Bank currently has a tax net operating loss carry forward of Ps. 2,086,490 at June 30, 2004.

28. Asset Tax

The Bank is subject to asset tax. Pursuant to this tax regime, the Bank is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The asset tax provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. For financial entities, the taxable basis will be 20% of their computable assets.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

For the twelve month period ended June 30, 2004, 2003 and 2002, the Bank provided a full valuation allowance of its asset tax credit.

29. Shareholders’ Equity

The following information relates to the statements of changes in the Bank’s shareholders’ equity.

(a) Common Stock

Prior to June 30, 1997, the Bank’s capital stock consisted of assigned capital with no par value owned 100% by the Argentine government. In accordance with the by-laws approved as a result of the conversion of the Bank to a sociedad anónima, the Bank’s capital stock was established at Ps.1,500,000 and divided into four classes of ordinary common shares.

As of June 30, 2004, the Bank’s capital stock consists of 150 million of ordinary common shares authorized, issued, and outstanding with a face value of ten pesos each.

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI)	A	65,853,444	43.9%	1 vote	(b)
Banco Nación, as trustee for the Bank’s Programa de Propiedad Participada (a)	B	7,500,000	5.0%	1 vote
Argentine government (through FFFRI)	C	7,500,000	5.0%	1 vote
Public investors	D	69,146,556	46.1%	3 votes	(c)

		150,000,000	100%

(a)	The Bank’s Programa de Propiedad Participada (“PPP”) is the Bank’s employee stock ownership plan.

(b)	Under the Bylaws, the affirmative vote of the holders of Class A Shares is required in order to effectuate: (i) mergers or spin-offs; (ii) an acquisition of shares (constituting a Control Acquisition or resulting in the Bank being subject to a control situation); (iii) the transfer to third parties of a substantial part of the loan portfolio of the Bank, (iv) a change in the Bank’s corporate purpose; (v) the transfer of the Bank’s corporate domicile outside of Argentina, and (vi) the voluntary dissolution of the Bank.

(c)	For so long as Class A Shares represent more than 42% of the Bank’s capital, the Class D Shares shall be entitled to three votes per share, except that holders of Class D Shares will be entitled to one vote per share in the case of a vote on: (i) a fundamental change in the Bank’s corporate purpose; (ii) a change of the Bank’s domicile to be outside of Argentina; (iii) dissolution prior to the expiration of the Bank’s corporate existence; (iv) a merger or spin-off in which the Bank is not the surviving corporation; and (v) a total or partial recapitalization following a mandatory reduction of capital.

The Class B shares have been set aside for sale to the Bank’s employees in the future pursuant to the PPP on terms and conditions to be established by the Argentine government. Any Class B shares not acquired by the Bank’s employees at the time the Bank implements the PPP will automatically convert into Class A shares. The Class C shares are eligible for sale only to companies engaging in housing

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

construction or real estate activities. Any Class B shares transferred by an employee outside the PPP will automatically convert to Class D shares or Class C shares transferred to persons not engaged in construction or real estate activities will automatically convert into Class D shares.

(b) Inflation adjustment of common stock

As mentioned in Note 1.d. the Bank’s consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements until February 28, 2003. The inflation adjustments related to common stock were appropriated to inflation adjustment reserves that form part of shareholders’ equity. According to Argentine Banking GAAP, the balances of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Bank.

(c) Restriction on the distribution of profits

In accordance with the regulations of the Argentine Central Bank, 20% of the Bank’s annual net income net of any adjustments for prior periods must be allocated to a legal reserve. Legal reserve may be used to absorb losses.

Under Argentine law, cash dividends may be declared and paid only out of the Bank’s unrestricted retained earnings reflected in the audited annual financial statements and approved by the shareholders.

Argentine Central Bank Communication “A” 4152 dated June 2, 2004 left without effect the suspension of the distribution of profits established by Communication “A” 3574. However, those banks which proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

Furthermore, Argentine Central Bank Communication “A” 3785 dated October 29, 2002 restricted the distribution of cash dividends. Such rule establishes that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank’s by-laws.

In addition, under the contracts signed as a result of the restructuring of the Bank’s financial debt, there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

(d) Minimun Capital Requirements

Under the Argentine Central Bank regulations, the Bank is required to maintain minimum levels of capital, as defined (“minimum capital”). The minimum capital, is based upon risk-weighted assets, and the balances of Bank premises and equipment, intangible assets and unquoted equity investments. The required minimum capital and the Bank’s capital calculated under Argentine Central Bank requirements were as follows:

	Minimum Capital requirement		Shareholder’s Equity
June 30, 2004	Ps.	496,097	Ps	.1,804,274
June 30, 2003		—		—
June 30, 2002		—		—

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2003 and 2002, the Argentine Central Bank had suspended the regulation requiring minimum levels of capital.

As called for by Argentine Central Bank Communiqué “A” 3986, effective January 2004, financial institutions were to comply with regulations on minimum capital which had been suspended until that time. That Communiqué provided that effective January 2004, an “alpha 1 “ coefficient was to be applied to temporarily reduce the minimum capital requirement to cover credit risk attaching to holdings in investment accounts and financing granted to the national non-financial public sector until May 31, 2003. It also provided for the application of an “alpha 2” coefficient effective January 2004, to temporarily reduce the minimum capital requirement to cover interest rate risk.

30. Employee Benefit Plan

The Bank is obligated to make employer contributions to the National Pension Plan System determined on the basis of the total monthly payroll. These expenses are recorded in “Salaries and social security contributions” under the “Administrative expenses” caption in the accompanying consolidated statements of income.

31. Leases

The Bank leases properties to various governmental entities under lease terms ranging from two to nine years. The Bank received rental income from government entities of Ps.579, Ps. 651 and Ps. 1,536 during the twelve-month periods ended June 30, 2004, 2003 and 2002, respectively. Amounts receivable for rental income and related expenses from government entities were Ps. 3,057 and Ps 3,071 as of June 30, 2004 and 2003, respectively.

Cost and accumulated depreciation of the leased assets were Ps. 9,526 and Ps. 10,428 respectively, as of June 30, 2004 and Ps.3,786 and Ps.4,115 respectively, as of June 30, 2003.

32. Treasury shares

At August 22, 2000, the Board of Directors resolved to authorize the acquisition of shares representing the Bank’s own capital stock, within the terms of article 220, clause 2 of Law 19550. This authorization is due to the Bank’s need to protect the price of the share in view of the volatility affecting the market, the low liquidity of which could expose the share to undesirable price fluctuations. On May 31, 2001, the Ordinary General Assembly approved this measure.

On the basis of the authorization mentioned in the preceding paragraph, in December 2000, the Bank acquired its own shares. At the closing date of these quarterly financial statements, the Bank’s holding of its own shares has been recorded in the “Government and corporate securities” caption.

On January 20, 2004, the Bank sold 994,015 of its own class D shares, after the expiration of the time frame for shareholders to exercise their preemptive and accretion rights, according to the following detail:

a)	579,860 class D shares were awarded to the shareholders who exercised the preemptive right, for which the Bank collected a total amount of Ps. 4,018;

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

b)	414,155 class D shares were awarded to the shareholders who exercised the accretion right, for which the Bank collected a total amount of Ps. 2,870.

33. Contributions to the Deposit Guarantee Fund

The Argentine Central Bank established rules governing the deposit guarantee system and the methods of computing required contributions. The monthly contributions include a standard contribution of 0.015% of the monthly average of daily balances in demand, saving and time deposits recorded in the second to last month, plus an additional contribution of up to 100% of the standard contribution depending on various weighting factors established by the Argentine Central Bank. The Bank’s contributions to the deposit guarantee system amounted to Ps. 195, Ps.167 and Ps.526 during the twelve-month periods ended June 30, 2004, 2003 and 2002, respectively and are recorded in “Contributions and taxes on financial income” under the “Financial expenses” caption on the accompanying consolidated statements of income.

34. Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of its business in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. As of June 30, 2004 and 2003, the commitments to extend credit under these arrangements amounted to approximately Ps.5,661 and Ps.2,098, respectively.

In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties. The amounts of clearing items in process were Ps. 1,809 and Ps 1,498 as of June 30, 2004 and 2003, respectively.

Additionally, the Bank recorded in memorandum accounts: i) Guaranteed provided to the Argentine Central Bank for Ps. 508 and Ps. 391 as of June 30, 2004 and 2003 respectively, and ii) other guarantees provided not included in the debtor classification regulations for Ps.841 and Ps. 41 as of June 30, 2004 and 2003 respectively.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

35. Out-of-court reorganization plan

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters No. 14, Clerk’s Office No. 28. This court declared itself not to be a court of competent jurisdiction so, at the date of these financial statements for interim periods the Forum Court was debating which court and clerk’s office will eventually try the case. Notwithstanding the lack of jurisdiction issue not yet decided, the above-mentioned Federal Court of Original Jurisdiction on Commercial Matters No. 14, Clerk’s Office No. 28 has decreed that a certificate evidencing submission of a request for approval of an out-of-court reorganization plan be issued for it to be filed in the legal proceedings that must be suspended in conformity with Section 72 “in fine” of Law 24522.

36. Subsequent Events

36.1 Repurchase of Bank Debt

On July 27, 2004, the Bank repurchased the Secured Facilities in pesos for Ps. 30,000 at a 0.78 price, which represented an disbursement of Ps. 23,400, and the result of this transaction was Ps. 6,600.

36.2 Release of guarantees

In compliance with the commitments undertaken under the Bank’s external debt Exchange Offer (Note 3.) a trust was organized under Argentine laws by means of a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch. At June 30, 2004, BODEN 2012 for Ps. 764,169 and the yield thereon and National Government secured loans for Ps. 59,835 were transferred to the Trust.

In view of the excess guarantee deposited in trust, on August 4, 2004, BODEN 2012 for US$ 79,481 and National Government secured loans for Ps. 34,651, plus US$1,473 in cash were released.

This excess of guarantee was due to the following: i) the first secured debt principal amortization installment (see Note 3); ii) the repurchase and settlement of the secured debt as from the issue date (US$46,626 and Ps. 175,682), and iii) interest payments on BODEN 2012 made by the National Government.

37. Summary of Significant Differences between Argentine Banking GAAP and US GAAP

The Bank’s consolidated financial statements have been prepared in accordance with Argentine Banking GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the SEC. These consolidated financial statements include solely a reconciliation of net (loss) income and shareholders’ equity to US GAAP.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and regulations of the SEC.

The following reconciliation to US GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation through February 28, 2003, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

a. Loan origination costs

Under Argentine Banking GAAP, the Bank expenses loan origination costs on mortgage loans as incurred.

In accordance with U.S. GAAP, under SFAS No. 91, “Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

b. Public Sector Loan received from Bond Swap

During the fiscal year ended December 31, 2001, and as a consequence of Decree No. 1387/01, effective as of November 6, 2001, the Bank swapped part of its Argentine public-sector debt instruments, under the Promissory Note/Bond program, for secured loans.

As established by article 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of Ps. 1.0 = US$ 1.0 and in the same currency as that of the converted obligation.

The Argentine Central Bank provided that the difference between the nominal value of the secured loans and the book value of the public-sector debt instruments exchanged (in the case of securities, classified and valued as “investment accounts” or “for trading purposes”, under Argentine Central Bank rules) must be credited to income and added to the recorded amount included in Loans to the non-financial public sector on a monthly basis, in proportion to the term of each of the secured loans received. Consequently a discount of the current value of these loans has been recorded based on the interest rate determined on each period by the Central Bank.

In accordance with U.S.GAAP, specifically in the Emerging Issues Task Force No. 01-07 (“EITF 01-07”), satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in the case a secured loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the secured loan being received is significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market rate. The estimated fair value of the loan received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and amounts expected to be collected will be amortized on an effective yield basis over the life on the loan.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c. Loan losses reserve

The Bank’s accounting for its loan loss reserve differs in some significant respects with practices of US-based banks.

Under Argentine Banking GAAP, the Borrower Performance Reserve is calculated according to specific criteria. This criterion is different for the commercial loans (those in excess of Ps. 200,000) and consumer ones. Reserves calculations for commercial loans are principally based on the debtors’ payment capacity and cash-flows analysis. Consumer reserves are based on the client’s aging. Argentine banks may maintain other reserves to cover potential loan losses which management believes to be inherent in the loan portfolio, and other Argentine Central Bank required reserves.

Under US GAAP, the reserve for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Specifically:

All large commercial loans which are considered impaired in accordance with SFAS No. 114, Accounting by Creditors for an Impairment of a Loan (“SFAS No. 114”), as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures (“SFAS No. 118”), are valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate or at the fair value of the collateral if the loan is collateral dependent.

As of June 2002, the result of applying SFAS No. 114, showed that the Bank has provided for loan losses in deficit of this analysis for Ps.32,988. For U.S. GAAP purposes, this amount of provision has been charged.

As of June 30, 2004 and 2003, the result of applying SFAS No. 114, shows that the bank provided for loan losses in excess of this analysis for Ps. 14,326 and Ps. 30,052.

In addition, the Bank has performed a migration analysis for consumer loans following the SFAS 5 considerations.

As of June 2004 and 2002, the result of the migration analysis, showed that the Bank has provided for loan losses in deficit of this analysis for Ps.19,512 and Ps.70,078 .. For U.S. GAAP purposes, this amount of provision has been charged.

As of June 30, 2003, the result of the migration analysis shows that the bank provided for loan losses towards the range established by the analysis described above.

d. Derivative Instruments

On March 3, 2004 the Bank and Deutsche Bank AG entered into a Euro/dollars swap contract effective March 5, 2004, secured by BODEN 2012. The purpose of this transaction is to hedge the Bank in the event of appreciation / depreciation in the value of the euro against the dollar, taking into account the Bank’s Euro denominated obligations. The contract will expire on December 1, 2013.

The Bank earns interest on Euro 150,000 at a 3% rate and pays interest for US$ 182,205 at a 3.305% rate semiannually (June 1 and December 1 of each year). As from December 2008 the Bank will annually receive 24,990 euros in exchange for 30,355 dollars.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank recognizes a receivable and payable at the time of the swap which reflects the amount of currencies to be exchanged at the maturity date. The foreign currency-denominates receivable and payable arising from the contract and the foreign currency-denominated borrowing are revalued at the closing spot exchange rate as the respective balance sheet date.

The Bank accounts for the foreign currency swap on a basis different from that required under US GAAP. Under U.S. GAAP, the Bank accounts for derivative financial instruments in accordance with SFAS No.133 as amended by SFAS No.137, SFAS No.138 and SFAS No.149.

Under US GAAP, the bank’s estimates the fair value of the receivable and payable on the swap contract by applying discounted future cash flows which should be accounted for as a net amount. The difference between Argentine Banking GAAP and US GAAP amounts to Ps. 7,625. The Bank’s derivatives do not qualify for hedge accounting treatment under US GAAP.

Under US GAAP, the notional amount of the swap should be derecognized and the Bank’s assets and liabilities should decreased by approximately Ps. 539,000 at June 30, 2004.

As of June 2003 and June 2002 no significant differences between Argentine Banking GAAP and US GAAP existed.

e. Compensatory and hedge bonds

Central Bank Communication “A” 3650 established the regulations necessary to implement the provisions of Decree No.905/02 in connection with the compensation of the negative effects of the conversion into pesos at different exchange rates of financial institutions’ assets and liabilities and the resulting foreign currency mismatches left in their balance sheets. The amount of compensation so determined amounted to US$394.9 million (Compensatory Bond) and US$825.5 million (Hedge Bond).

In September 2002, the Central Bank deposited Compensatory Bonds in the Bank account in the amount of US$356.0 million. The subscribed amount of the Hedge Bonds is included as “Receivable for Argentine Government Compensatory and Hedge Bonds” under “Other receivables from financial transactions.” In order to purchase the subscribed Hedge Bonds, the Bank may enter into a credit agreement with the Central Bank, with interest payable at CER plus 2%. In the case of the Hedge bonds and the related financing to be obtained from the Central Bank, the transaction is retroactive to February 3, 2002. Banco Hipotecario S.A. may withdraw its request to purchase the Hedge Bonds and is not obligated to purchase the Hedge Bonds until such time as the transaction is approved by the Central Bank and the transaction is executed.

In connection with the Bank’s right (but not the obligation) to purchase the hedge bond, under Argentine Banking GAAP the Bank has recognized it at their equivalent value as if the Bank had the associated bonds in their possession, and recognized the associated liability to fund the hedge bonds as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable is denominated in U.S. dollars bearing interest at Libor whereas the liability to the Argentine Central Bank is denominated in pesos with interest being accrued at CER plus 2%, each retroactive to February 3, 2002.

Under U.S. GAAP, the right to purchase the hedge bond is not considered an asset under Financial Accounting Standards Board Statement of Concepts No, 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as “…probable future economic benefits obtained or controlled by an

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

entity as a result of past transactions or events”. In addition, one of the three essential characteristics of an asset includes that an entity can obtain the benefit and controls others’ access to it. As of June 30, 2004, the Bank cannot obtain the benefit of the hedge bond to be purchased until such time as the transaction becomes approved by the Argentine Central Bank and the Bank remits funds to the Argentine Central Bank. The liability under U.S. GAAP would be recognized when the Bank enters into the financing arrangement.

In connection with the Compensatory Bonds received or to be received by the Bank they were recognized at the technical value (nominal value plus interest accrued) according to Argentine Banking GAAP. Under U.S. GAAP such amounts should initially be recognized at their quoted market value (limited to the amounts of the loss BHSA suffered in connection with the asymmetric pesification). Thereafter, Compensatory Bonds received would be classified as available for sale securities and recognized at market with the gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with the Compensatory Bond to be received it has been recognized at market value with the gain or loss recognized through income statement.

Under U.S. GAAP, the activity of the compensation bonds have been reflected in the twelve months period results considering that the compensation bonds or the right to receive compensation bonds were adjusted to its market value. The activity includes (1) the effect of the exchange rate between the argentine pesos and the US dollars, (2) the cancellation of rights to receive compensatory bonds related to the Argentine Central Bank’s adjustments in amounts to be issued.

Included in this adjustment for the Boden is the Guarantee deposit mentioned in Note 14, that for US GAAP purposes should be considered as an investment. Such investment has been pledged as collateral to guarantee the Guaranteed bond mentioned in Note 20.

f. Other government securities

As discussed in Notes above, the Argentine Banking GAAP on government securities allow banks classify their government securities portfolios into two categories: trading and investment. The Bank’s government securities are classified as trading and are marked to market daily with the resulting gain or loss reflected in the income statements.

The criteria for classification of investments under Argentine Banking GAAP differ from those established by SFAS No. 115. Securities classified as available for sale under U.S. GAAP are reported at market value with unrealized holding gains and losses included as a separate component of shareholders’ equity in other comprehensive income.

Other than temporary impairment

The Bank has other Argentine government bonds that have matured but payment with respect to which has not been made to them. Such bonds are not quoted in the public market and the Bank do not have guarantees or other collateral to claim payment.

Under US GAAP the Bank evaluates whether there is a decline in the value of the security that is other than temporary as defined by SFAS No.115. As the Argentine government has not been able remit amounts due according to the contractual terms of the government securities, impairment has been determined for US GAAP purposes based upon estimated market values at each balance sheet date.

Government securities received in payment of loans have been accounted for under US GAAP at market value.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

g. Provincial Public Debt

As of June 2002, the Bank offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine National Government; however the exchange had not been finalized until 2003. As these loans were performing no provision were recorded under U.S. GAAP in accordance with SFAS No. 114.

In 2003, the Bank tendered in the exchange under Decree No.1579/02 almost all its portfolio of loans to provincial governments and received securities of the Argentine National Government (“BOGAR”).

For U.S. GAAP purposes and in accordance with EITF 01-07, satisfaction of one monetary asset (in this case a loan) by the receipt of another monetary asset (in this case BOGAR) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the BOGAR being received is significantly different in structure and in interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and the amount expected to be collected will be amortized on an effective yield basis over the life of the bond.

For US GAAP purposes, these BOGAR are classified by the Bank, as available for sale securities and subsequently accounted for at fair value with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income.

h. Trouble debt restructuring

On January 14, 2004, the Bank refinanced its outstanding defaulted debt. Under Argentine Banking GAAP the restructuring of the debt was treated as an exchange of debt instruments with substantially different terms. As a result, the Bank removed the original loans and its related accrued interest payable and recognized new debt instruments and associated cash payments for interest payable and for certain principal settlements, resulting in a gain on restructuring of Ps. 783,698.

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS No. 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts for some payables, the gain on restructuring recorded under US GAAP was lower than the gain recorded under Argentine Banking GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine Banking GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

During 2004 the Bank repurchased restructured negotiable obligations and debt. The difference between the carrying value of the repurchased debt under U.S. GAAP and the price paid by the Bank was recognized as a gain for U.S. GAAP purposes.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

i. Debt issuance cost

Under Argentine Banking GAAP the Bank recorded costs related to the issuance of debt as an expense in the accompanying income statement in the period incurred.

U.S. GAAP requires that debt issuance costs be accounted for as a deferred charge and amortized over the shorter of the term of the related debt or the put option date.

j. Securitization of mortgage loans

The Bank has securitized certain of their mortgage loans originated by the retail banks on their behalf through the transfer of such loans to a special purpose mortgage trust which issues multiple classes of mortgage bonds and certificates of participation.

Under Argentine Banking GAAP, the Bank accounted for its securitizations as sales of loans. The Bank retained certain interests in the transferred loans represented by the Class A and Class B bonds and the certificates of participation as applicable. The Class A and Class B bonds and the certificates of participation retained were originally recorded at their stated amounts which represent a percentage of the principal value of the underlying mortgage loans. The Class A and Class B bonds accrue interest at various rates. The certificates of participation accrue income based upon the net income of the securitization trust.

For the purposes of U.S. GAAP transactions of this type are covered by different accounting pronouncements depending on the transaction date. For transactions prior to January 1, 1997, SFAS No. 77, Accounting for Sales of Receivables with Recourse and FASB Technical Bulletin No. 85-2, Accounting for Collateralized Mortgage Obligations, provided the authoritative accounting guidance. Under this guidance, the BHN I securitization should be accounted for as a collateralized borrowing. The loans and the restated bond obligations would be reinstated on the balance sheet for U.S. GAAP purposes and would be accounted for in the normal manner as other mortgage loans and borrowings.

SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 125”) became effective for securitizations of receivables after December 31, 1996 (since amended by SFAS No. 140). SFAS No. 125 bases the accounting for transfers on the consistent application of a financial-components approach that focuses on control. Upon a transfer of assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes the financial assets when control has been surrendered. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are collateralized borrowings. Under SFAS No. 125, the BHN II and BHN III securitizations that occurred during the year ended December 31, 1997 would be accounted for as sales. For US GAAP purposes under SFAS No. 140, BHN IV and BACS I securitizations were considered sales. For that reason debt securities and certificates retained by the Bank are considered as “available for sale securities” under U.S. GAAP and the unrealized gains (losses) on these securities are reported as an adjustment to shareholder´s equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force No. 99-20. The unrealized loss on the retained interests at June 30, 2002 has been deemed to be other than temporary and such loss has been charged to income. The retained interests were initially recorded based on their allocated book value using the fair value allocation method. At the date of the securitization, the Bank recognized interests in the securitization

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

trust through the bonds and the certificates of participation hold and cease recognizing the loans over which they have surrendered control. The basis of retained interest and the sold interest are based upon a relative fair value allocation of the basis of the loans transferred.

Subsequent to the initial recognition, the retained interests in the securitizations would be accounted for like securities under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”) and accounted for as available for sale securities in accordance with SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. The retail banks perform servicing of the mortgage loans transferred and BHSA act as master servicer for the securitization trust. The Bank did not recognize any servicing asset due to the fact that the master service fee payable to BHSA was considered adequate to what would be demanded by the market.

Mortgage-backed securities created after a securitization of mortgages held for sale should be classified as either trading or available for sale security in accordance with SFAS No. 65, Accounting for Certain Mortgage Banking Activities and as amended by SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise.

Consequently, the adjustments to record the securitization of the portfolio under U.S. GAAP consists of:

•	The re-consolidation of the loans under BHN I, BACS Fundig I, BACS Fundig II, BHSA I CHA I and BACS II resulted in an adjustment.

•	The recognition of the effect of accounting for the retained interests in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment on the carrying values of such securities. Such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate.

k. Acquisition of Treasury shares

Under Argentine Banking GAAP, an acquisition by a company of its own shares is recognized as an asset and marked to market daily with the resulting gain or loss reflected in the statement of income. Such acquisitions and the own shares sales are adjusting the Shareholders´ Equity under US GAAP and the difference in quoted market prices between the acquisition date and the reporting date is reported as an adjustment to the income statement.

On January 29, 2004 BHSA entered in a transaction with Deutsche Bank AG (“DBAG”). Under this transaction Banco Hipotecario S.A. paid US 17.5 M and DBAG agreed to transfer the Bank 7.110.000 BHSA Class D shares on January 29, 2009 or at an earlier date, if requested by BHSA. Under Argentine Banking GAAP, BHSA recognized the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings. Under US GAAP, following the guidance of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” BHSA recognized the right to receive its shares at a future date as a reduction of equity and the changes in fair value as an adjustment through income.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

l. Intangible Assets

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain equity transaction. Such cost should be expensed as incurred under US GAAP.

Under Argentine Banking GAAP, the Bank capitalized costs relating to all three of the stages of software development.

Under U.S. GAAP SOP 98-1, effective for fiscal years beginning after December 15, 1998, defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized.

m. Impairment of fixed assets and foreclosed assets

Under Argentine Banking GAAP, fixed assets and foreclosed assets are restated for inflation using the WPI index at February 28, 2003. As such, the balances of fixed assets and foreclosed assets were increased approximately 120%.

In accordance with Statement of Accounting Standards No. 144, “Impairment of Long-lived Assets”, such assets are subject to impairment tests in certain circumstances. Because projected cash flows associated with fixed assets and foreclosed assets are insufficient to recover the restated carrying amounts of the assets, those assets should be tested for impairment. During 2002, in the absence of credible market values for our fixed and foreclosed assets, the Bank under U.S. GAAP reversed the restatement of fixed and foreclosed assets.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

As of June 2004 and 2003, no additional impairment was recorded in fixed and foreclosed assets.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

n. Minority Interest

This adjustment represents the effect on minority interest on the US GAAP reconciling items, as appropriate.

o. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For U.S. GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

p. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under US GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For US GAAP purposes the Bank has accounted these type of transactions under SFAS No. 60.

For this reason, for the twelve month period ended June 2004 technical reserves should be adjusted to US GAAP, while for previous periods, no adjustment was needed.

q. Deferred Income Tax

Argentine Banking GAAP requires income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes.

In accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, Accounting For Income Taxes, under U.S. GAAP income taxes are recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

For the twelve-month periods ended 2004, 2003 and 2002 Banco Hipotecario S.A. had significant accumulated tax losses and uncertainties with respect to the generation of taxable income in the near term. This situation constitutes significant negative evidence under FAS 109 as to the realizability of deferred tax assets and thus, a valuation allowance would be required for all deferred tax assets that are not assured of realization. For the twelve months periods 2004, 2003 and 2002 the Bank provided a full valuation allowance of its deferred tax assets.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

r. Items in process of collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

The Bank’s assets and liabilities would be increased by approximately Ps.1,793, Ps.1,485 and Ps.1,866, had U.S. GAAP been applied at June 30, 2004, 2003 and 2002, respectively.

s. Effects of Conforming to US GAAP

Reconciliation of shareholders’ equity

		June 30,
		2004	2003	2002
Total shareholders’ equity under Argentine Banking GAAP	Ps.	1,837,292	970,725	2,241,452
US GAAP adjustments:
- Loan origination costs	(a)	7,895	15,783	27,256
- Public Sector Loan received from Bond Swap	(b)	(90,092)	(102,292)	(136,126)
- Loan losses reserve	(c)	(5,184)	30,052	(103,066)
- Derivative Instruments	(d)	7,625	—	—
- Compensatory and Hedge Bonds	(e)	(1,102,008)	(1,072,853)	(3,005,515)
- Other government securities	(f)	(31,347)	(51,479)	(22,282)
- Provincial Public Debt	(g)	(59,082)	(81,996)	—
- Trouble debt Restructuring	(h)	(488,775)	—	—
- Debt issuance cost	(i)	—	9,965	17,949
- Securitization of mortgage loans.	(j)	(93,933)	(54,516)	(103,220)
- Acquisition of treasury shares.	(k)	(51,192)	(2,495)	(2,037)
- Intangible assets.	(l)	(87)	(3,692)	(5,308)
- Impairment of fixed and foreclosed assets.	(m)	(55,459)	(65,274)	(60,128)
- Minority Interest on US GAAP Adjustments	(n)	11,067	9,547	24,377
- Vacation provision	(o)	(2,706)	(3,342)	(8,333)
- Insurance technical reserve	(p)	(1,463)	—	—

Total Shareholders’ deficit under US GAAP	Ps	(117,449)	(401,867)	(1,134,981)

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income (loss):

		June 30,
		2004	2003	2002
Net income/(loss) as reported under Argentine Banking GAAP	Ps.	866,567	(1,270,727)	(2,161,633)
US GAAP adjustments:
- Loan origination costs	(a)	(7,888)	(11,473)	(30,381)
- Public Sector Loan received from Bond Swap	(b)	12,200	33,834	(136,126)
- Loan losses reserve	(c)	(35,236)	133,118	643,776
- Derivative instruments	(d)	7,625	—	—
- Compensatory and Hedge Bonds	(e)	(123,708)	1,844,561	(3,005,515)
- Other government securities	(f)	20,132	(29,197)	(22,282)
- Provincial public debt	(g)	10,280	(81,996)	—
- Trouble debt Restructuring	(h)	(496,201)	—	—
- Debt issuance cost	(i)	(2,539)	(7,984)	17,949
- Securitization of mortgage loans	(j)	(39,417)	48,704	49,454
- Acquisition of treasury shares	(k)	(4,044)	(458)	13,324
- Intangible assets	(l)	3,605	1,616	6,258
- Impairment of fixed and foreclosed assets	(m)	9,815	(5,146)	(60,128)
- Minority interest on US GAAP Adjustments	(n)	2,707	(13,724)	5,998
- Vacation provision	(o)	636	4,991	1,551
- Insurance technical reserve	(p)	(1,463)	—	—
- Deferred income tax	(q)	—	—	(315,161)

Net income /(loss) in accordance with U.S. GAAP	Ps.	223,071	646,119	(4,992,916)

Basic net income (loss) per share in accordance with U.S. GAAP		1.523	4.338	(33.522)
Average number of shares outstanding (in thousands)		146,472	148,946	148,946
Diluted net income (loss) per share in accordance with U.S. GAAP		1.523	4.338	(33.522)

Description of changes in shareholders’ equity under US GAAP:

	Total Shareholders’ Deficit
Balance as of June 30, 2002	Ps.	(1,134,981)
Other comprehensive Income		86,995
Net income for the twelve months period in accordance with US GAAP		646,119

Balance as of June 30, 2003	Ps.	(401,867)

Issuance of common stock from treasury		6,903
Acquisition of treasury shares		(51,556)
Other comprehensive Income		106,000
Net income for the twelve months period in accordance with US GAAP		223,071

Balance as of June 30, 2004	Ps.	(117,449)

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from non owner sources.

The following disclosure presented for the twelve months periods ended June 30, 2004, 2003 and 2002, shows all periods in Argentine Banking GAAP format reflecting US GAAP income and comprehensive statement adjustments.

	June 30,
	2004		2003		2002
Income Statement
Financial income	Ps.	564,652	Ps.	2,678,088	Ps.	(1,889,869)
Financial expenses		(208,500)		(1,241,713)		(972,590)
Net financial income		356,152		1,436,375		(2,862,459)
Provision for losses on loans		(35,236)		22,148		612,273
Income from services		60,609		60,160		117,622
Expenses on services		(32,366)		(41,168)		(84,035)
Monetary loss from financial transactions		—		(580,209)		(2,696,852)
Administrative expenses		(119,841)		(116,456)		(282,002)
Monetary gain (loss) related to operating transactions		—		(8,011)		7,482
Net income (loss) from financial transactions		229,318		772,839		(5,187,971)
Miscellaneous income		203,969		70,648		109,127
Miscellaneous expenses		(201,565)		(197,678)		(24,598)
Monetary gain on other transactions		—		6,152		43,797
Income (loss) before income taxes, minority interests and income from absorption ad-referendum of the Bank’s Shareholders Meeting		231,722		651,961		(5,059,645)
Income taxes		(3,563)		—		(317,786)
Minority interests		(5,088)		(5,842)		25,284

Absorption of the Compensation Bond effect (*)		—		—		359,231

Net income (loss) under U.S. GAAP		223,071		646,119		(4,992,916)

Other comprehensive income (loss):
Unrealized gains (losses) on securities		106,000		86,995		—

Other comprehensive income (loss)		106,000		86,995		—

Comprehensive income (loss)	Ps.	329,071	Ps.	733,114	Ps.	(4,992,916)

(*)	Effect on the foreign currency position compensation

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Concentration of risk – Total exposure to the public sector - Argentine government and provinces

The Bank has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of June 30, 2004 and 2003, the Bank had the following loans outstanding:

	June 30, 2004				June 30, 2003
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	669,790	Ps.	579,698	Ps.	587,528	Ps.	485,236
Argentine provincial debt		163,066		103,985		166,833		84,837
Other Argentine public-sector receivables (3)		452,400		420,814		563,894		512,415
Compensatory bond received		850,641		567,480		813,315		478,856
Compensatory and hedge bonds to be received (1) (2)		2,654,717		31,698		2,534,688		103,883

Total	Ps.	4,790,614	Ps.	1,703,675	Ps.	4,666,258	Ps.	1,665,227

(1)	Includes the compensatory bond to be received related to the asymetric pesification and the hedge bond, net of estimated unfavorable effects on resolution of matters challenged by the Argentine Central Bank.

(2)	The advance to be requested from the Argentine Central Bank for the subscription of the hedge bond was recorded in “Other Liabilities from Financial Transactions – Argentine Central Bank”, for Ps. 1,808,499 as of June 2004. Under U.S.GAAP, the hedge bond and the advanced to buy the hedge bond have been eliminated.

(3)	Includes bonds such as Fiscal Credit Certificates, Argentine Republic External Notes and national government bonds.

Risks and Uncertainties

The prospects of the Argentine economy and exchange markets that existed at the end of 2001 were widely uncertain. The increasing public sector deficit, the contracting economy and rumors and predictions that Argentina was abandoning the one-to-one currency parity policy, as well as the impending default on the country’s external obligations, contributed to a great uncertainty as to the future of Argentina and its economy. Significant measures were put in place in December 2001, such as the freezing of bank deposits and the introduction of exchange controls that restricted capital outflows.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2004, 2003 and 2002

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Subsequent measures put forth by the Argentine government added to the uncertainty, as many government decrees were issued, then subsequently changed, modified or repealed. Other decrees lacked specific and substantive guidance for implementing the new rules. Still others were being challenged in the Argentine judicial courts.

The quality of the Bank financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. Risks and uncertainties facing the Bank that are generally the result of the recent economic crisis and the resulting government actions, include the fact that an important amount of the Bank’s assets are concentrated in Argentine public-sector debt instruments.

As of June 30, 2004, the Bank’s exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 56.1% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government’s ability to successfully restructure its foreign debt, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

The Bank is entitled to receive compensation from the Argentine government for compensatory and hedge bonds in the amount of Ps. 2,654,717, net of associated borrowings from the Argentine Central Bank. The receipt of the hedge bond is contingent upon the Bank providing adequate and acceptable collateral to the Argentine Central Bank. Should the Bank be unable to provide collateral acceptable to the Argentine Central Bank, the carrying amounts of the “Compensation to be Received from the National Government” would be affected.

As described in Note 2, the receipt of these bonds is subject to the approval of the Argentine Central Bank. In addition, the market value of the bonds received or to be received will fluctuate significantly as the market for such bonds develops more fully. Therefore, the ultimate settlement of these bonds may differ significantly from the carrying value, at June 30, 2004 or any future date.

U.S. GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets, as established by the Bank for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds, and on retained interests in securitization trusts were significantly affected by higher discount rates at June 30, 2004, 2003 and 2002. Should the discount rates change in the future years, the carrying amounts and charges to income and shareholders’ equity will also change. In addition, as estimates to future cash flows change, so to will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Bank’s financial position and results of operations.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alto Palermo S.A. (APSA):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By		(Partner)
Carlos Martín Barbafina

Buenos Aires, Argentina

September 6, 2004

Alto Palermo S.A. (APSA)

Consolidated Balance Sheets

as of June 30, 2004 and 2003

(In Argentine Pesos, except as otherwise indicated)

	2004		2003
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 17.f.)	Ps.	43,925,295	Ps.	22,973,645
Investments (Notes 4.b. and 17.f.)		31,348,394		13,014,036
Accounts receivable, net (Note 4.c.)		26,978,691		28,961,402
Other receivables and prepaid expenses (Notes 4.d. and 17.f.)		23,842,543		4,851,462
Inventory (Note 17.e)		780,323		759,201

Total current assets		126,875,246		70,559,746

Non-Current Assets
Accounts receivable, net (Note 4.c.)		2,749,405		2,340,774
Other receivables and prepaid expenses, net (Notes 4.d. and 17.f.)		33,532,517		47,681,566
Inventory, net (Note 17.e)		43,401,281		25,030,000
Fixed assets, net (Note 17.a.)		895,140,242		918,697,764
Investments, net (Note 4.b)		20,608,826		11,094,539
Intangible assets, net (Note 17.b.)		1,918,529		2,402,626

Subtotal		997,350,800		1,007,247,269

Goodwill, net (Note 17.c.)		21,703,468		26,530,010

Total non-current assets		1,019,054,268		1,033,777,279

Total Assets	Ps.	1,145,929,514	Ps.	1,104,337,025

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.e. and 17.f.)	Ps.	31,824,357	Ps.	19,478,694
Short-term debt (Notes 4 f. and 17.f.)		95,587,742		24,699,280
Salaries and social security payable (Note 4.g)		5,743,776		3,783,026
Taxes payable (Note 4.h.)		7,179,150		5,812,218
Customer advances (Note 4.i.)		19,332,276		11,212,118
Related parties (Note 6)		8,432,719		7,444,981
Dividends payable (Note 6)		337,678		337,678
Other liabilities (Note 4.j.)		5,638,796		5,649,942

Total current liabilities		174,076,494		78,417,937

Non-Current Liabilities
Trade accounts payable (Notes 4.e. and 17.f.)		2,864,961		3,609,629
Long-term debt (Notes 4.f. and 17.f.)		145,064,875		218,138,833
Taxes payable (Note 4.h.)		3,917,747		—
Customer advances (Note 4.i.)		27,546,293		25,318,125
Other liabilities (Note 4.j.)		701,691		913,924

Total debts		180,095,567		247,980,511

Provisions (Note 4.k. and 17.d.)		5,995,698		3,927,125

Total non-current liabilities		186,091,265		251,907,636

Total Liabilities		360,167,759		330,325,573

Minority interest		15,388,057		14,760,545

SHAREHOLDERS’ EQUITY		770,373,698		759,250,907

Total Liabilities and Shareholders’ Equity	Ps.	1,145,929,514	Ps.	1,104,337,025

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Income for the years ended June 30, 2004, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	2004		2003		2002
Revenues	Ps.	143,250,046	Ps.	114,215,423	Ps.	195,966,227
Costs (Note 17.e.)		(71,998,172)		(67,574,867)		(91,070,566)

Gross profit		71,251,874		46,640,556		104,895,661

Selling expenses (Note 17.g.).		(10,871,847)		(17,593,537)		(63,211,826)
Administrative expenses (Note 17.g.)		(20,720,934)		(18,227,482)		(25,383,497)
Net income (loss) in credit card trust		260,941		(4,077,136)		(4,068,787)
Torres de Abasto unit contracts´ rescissions		—		9,682		60,394

Operating income		39,920,034		6,752,083		12,291,945

Equity loss from related companies		(1,126,516)		(12,072,175)		(4,895,042)
Amortization of goodwill (Note 17.c.)		(4,826,542)		(4,827,055)		(4,826,812)
Financial results, net (Note 7)		6,540,221		118,641,137		(91,188,955)
Other (expense) income, net (Note 8)		(4,800,199)		13,271,869		(10,839,258)

Income (loss) before taxes and minority interest		35,706,998		121,765,859		(99,458,122)

Income tax (expense) benefit (Note 14)		(16,311,318)		(46,755,101)		82,992,554
Minority interest		(558,140)		2,339,847		5,113,760

Net income (loss)	Ps.	18,837,540	Ps.	77,350,605	Ps.	(11,351,808)

Earnings per share (Note 13):
Basic net income (loss) per common share	Ps.	0.03	Ps.	0.11	Ps.	(0.02)
Diluted net income (loss) per common share	Ps.	0.02	Ps.	0.03	Ps.	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2004, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions				Appraisal revaluation (Note 3.e.)	Legal reserve (Note 5.c.)	(Accumulated deficit)/retained earnings	Shareholders’ equity
	Common stock (Note 5.a.)	Inflation adjustment of common stock (Note 5.b.)	Additional paid- in-capital	Total
Balances as of June 30, 2001	Ps.70,000,000	Ps.84,620,426	Ps.522,803,958	Ps.677,424,384	Ps.3,952,571	Ps.4,094,262	Ps.7,296,351	Ps.692,767,568
Increase in legal reserve	—	—	—	—	—	306,917	(306,917)	—
Net loss for the year	—	—	—	—	—	—	(11,351,808)	(11,351,808)

Balances as of June 30, 2002	Ps.70,000,000	Ps.84,620,426	Ps.522,803,958	Ps.677,424,384	Ps.3,952,571	Ps.4,401,179	Ps.(4,362,374)	Ps.681,415,760

Conversion of debt into common stock	482,974	483	1,085	484,542	—	—	—	484,542
Net income for the year	—	—	—	—	—	—	77,350,605	77,350,605

Balances as of June 30, 2003	Ps.70,482,974	Ps.84,620,909	Ps.522,805,043	Ps.677,908,926	Ps.3,952,571	Ps.4,401,179	Ps.72,988,231	Ps.759,250,907

Conversion of debt into common stock	2,285,251	—	—	2,285,251	—	—	—	2,285,251
Increase in legal reserve	—	—	—	—	—	3,649,412	(3,649,412)	—
Cash dividends	—	—	—	—	—	—	(10,000,000)	(10,000,000)
Net income for the year	—	—	—	—	—	—	18,837,540	18,837,540

Balances as of June 30, 2004	Ps.72,768,225	Ps.84,620,909	Ps.522,805,043	Ps.680,194,177	Ps.3,952,571	Ps.8,050,591	Ps.78,176,359	Ps.770,373,698

The accompanying notes are an integral part of these consolidated financial statement.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2004, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	2004		2003		2002
Cash flows from operating activities:
Net income (loss) for the year	Ps.	18,837,540	Ps.	77,350,605	Ps.	(11,351,808)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results		5,829,797		(119,808,435)		(71,317,143)
Depreciation and amortization		58,404,539		61,383,237		66,511,401
Impairment of long-lived assets		—		5,222,763		62,770,980
Recovery of impairment of long-lived assets		(26,908,076)		(15,696,125)		—
Gain from sale of intangible assets		—		(2,097,878)		—
Loss from sale of fixed assets		—		—		11,943
Allowance for doubtful accounts		—		11,344,462		52,870,664
Provision for contingencies		2,174,327		2,147,844		7,194,847
Recovery of allowance for doubtful accounts		(1,045,008)		(1,002,545)		(88,049)
Recovery of provision for contingencies		—		(26,982)		(117,306)
Allowance for doubtful mortgage receivable		—		—		2,855,832
Gain on early redemption of loans		(784,560)		—		—
Gain on repurchase of debt		—		(25,192,889)		(334,595)
Equity loss from related companies		1,126,516		12,072,175		4,895,042
Other provisions		4,776,171		3,600,436		—
Tax amnesty plan for gross sales tax		2,121,888		—		—
Net (income) loss in credit card trust		(78,336)		972,235		(805,686)
Minority interest		558,140		(2,339,847)		(5,113,760)
Income tax		16,311,318		46,755,101		(82,992,554)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable		(10,103,933)		(12,941,199)		(13,491,829)
Increase in other receivables and prepaid expenses		(4,755,013)		(423,711)		(6,580,914)
Increase in intangible assets		(598,651)		(613,624)		(5,213,771)
(Increase) decrease in investments		—		722,687		3,694,645
(Increase) decrease in inventory		(21,120)		564,080		7,097,579
Increase (decrease) in trade accounts payable		11,600,995		(169,228)		13,427,494
Increase (decrease) in customer advances		10,348,326		(598,675)		(18,032,461)
(Decrease) increase in taxes payable		(7,043,413)		(6,216,716)		12,802,734
Increase (decrease) in salaries and social security payable		1,960,750		2,371,125		(1,394,129)
Decrease in provision for contingencies		(105,754)		(3,326,005)		—
Decrease in other liabilities		(4,999,828)		(128,185)		(544,555)
Increase in due to related parties		187,000		2,859,094		2,711,282
Increase in accrued interest		538,576		6,130,730		33,853,323

Net cash provided by operating activities		78,332,191		42,914,530		53,319,206

Cash flows from investing activities:
Acquisition of fixed assets		(20,397,126)		(2,447,987)		(3,490,502)
Net proceeds from sale of fixed assets		—		—		177,384
Net proceeds from sale of intangible assets		—		2,097,950		—
Acquisition of inventory		(3,808)		(17,672)		(431,827)
Decrease in investments		2,681,011		(2,981,305)		—

Net cash used in investing activities		(17,719,923)		(3,349,014)		(3,744,945)

Cash flows from financing activities:
Proceeds from short-term and long-term debt		300,000		67,902,176		32,313,275
Payment of short-term and long-term debt		(10,903,120)		(17,032,063)		(73,120,498)
Payment of loans granted by related parties		—		—		(123,199,436)
Financing costs		—		(227,248)		(62,324)
Proceeds from loans granted by related parties		—		—		248,351,227
Cash contributions received from minority shareholders		—		—		184,322
Repurchase of debt		—		(78,380,284)		(28,888,076)
Derivative instruments collateral deposit		—		—		(109,909,097)
Payment of cash dividends		(10,000,000)		—		—

Net cash used in financing activities		(20,603,120)		(27,737,419)		(54,330,607)

Increase (decrease) in cash and cash equivalents		40,009,148		11,828,097		(4,756,346)
Cash and cash equivalents as of the beginning of the year		28,287,319		16,459,222		21,215,568

Cash and cash equivalents as of the end of the year	Ps.	68,296,467	Ps.	28,287,319	Ps.	16,459,222

The accompanying notes are an integral part of these consolidated financial statement.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2004, 2003 and 2002 (continued)

(In Argentine Pesos, except as otherwise indicated)

	2004		2003		2002
Supplemental cash flow information
Cash paid during the year for:
Interest	Ps.	28,684,283	Ps.	17,919,674	Ps.	48,538,156
Income tax		1,002,190		1,035,969		5,413,367
Non-cash activities:
Increase in inventory through a decrease in fixed assets		15,414,281		17,210		—
Retained interest in credit card receivables		11,103,478		2,057,275		7,604,529
Conversion of Convertible Notes into common shares		2,285,251		484,542		—
Increase in Trust debt securities through a decrease in credit card receivable		1,410,000		—		—
Increase in credit card receivable through a decrease in retained interest in transferred credit card receivable		209,543		4,426,873		—
Increase in fixed assets through a decrease in intangible assets		30,890		112,231		382,858
Conversion of balances with related parties into Convertible Notes		—		118,663,132		—
Increase in customer advances through a decrease in other liabilities		—		2,836,049		—
Increase in other receivables and prepaid expenses through a decrease in investments		—		—		98,918

The accompanying notes are an integral part of these consolidated financial statement.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

1.	Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)) an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) is primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2004, the Company’s direct and indirect principal shareholders are IRSA (53.8%), Parque Arauco (27.8%) and Goldman Sachs Emerging Markets AP/Holdings L.L.P. (“GSEM/AP Holdings L.L.P.”), a limited partnership indirectly owned by Goldman Sachs & Co. (Goldman Sachs Fund) (6.1%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

Since recommencing operations, the Company has continued to grow through a series of acquisitions. As of June 30, 2004, the Company owns a majority interest in, and operates, a portfolio of seven shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other, in the city of Salta (Alto NOA). The Company also has an 18.9% interest in Mendoza Plaza Shopping Center, located in the city of Mendoza, Argentina, through its 18.9% interest in Pérez Cuesta S.A.C.I. (“Pérez Cuesta”). The Company also constructs residential apartment buildings for sale and shopping centers in order to operate them.

Through Tarshop S.A. (“Tarshop”), a majority-owned subsidiary of the Company, the Company originates credit card accounts, which makes it more attractive for customers to purchase goods and services from the Company’s shopping centers retail and services businesses. Tarshop is a limited purpose credit card company and is not affiliated with any bank. As of June 30, 2004, “Tarshop card”, the credit card, accounted for approximately 24% of the total receivables of the Company. Tarshop has an ongoing securitization program through which it transfers a portion of the Company’s credit card customer receivable balances to a master trust (the “Master Trust”) that issues certificates to public and private investors. See Note 11 for details. In addition, the Company’s shopping centers also accept third party credit and debit cards such as VISA, MasterCard, American Express and others.

The Company is also engaged in e-commerce activities through its equity investment in E-Commerce Latina S.A. Through the website Altocity.Com, the Company replicates the shopping experience to consumers by offering the same selection of goods and services encountered at its shopping center properties.

2.	Preparation of financial statements

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the regulations of the Securities and Exchange Commission (SEC). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 16 to these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

a.	Basis of presentation (continued)

As discussed in Notes 2.c. and 3.j., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV resolutions represents a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

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

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (i)
	2004	2003	2002
Emprendimiento Recoleta S.A. (ii)	51%	51%	51%
Tarshop S.A.	80%	80%	80%
Shopping Neuquén S.A (iii)	95%	95%	95%
Inversora del Puerto S.A.	100%	100%	100%
Alto Research and Development S.A. (iv)	100%	100%	76%
Shopping Alto Palermo S.A.	100%	100%	100%
Fibesa S.A.	100%	100%	100%

(i)	Percentage of equity interest owned has been rounded.

(ii)	As of June 30, 2003 the shares of Emprendimiento Recoleta S.A. (“ERSA”) were pledged in favor of Banco de la Provincia de Buenos Aires as collateral for certain obligations of the Company under the concession of Buenos Aires Design shopping center. These obligations were fulfilled during the year ended June 30, 2004.

(iii)	On July 6, 1999, the Company had acquired a 94.6% interest in Shopping Neuquén for Ps. 4.2 million. Shopping Neuquén’s sole asset comprised of a piece of land with preliminary governmental approval for construction of a shopping center on the site. The Company had paid Ps. 0.9 million of the purchase price in September 1999 and agreed to pay the remaining Ps. 3.3 million on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001. During June 2001, the Company entered into negotiations with the Municipality of Neuquén to reschedule the original timing of construction. Also, the Company requested permission to sell a portion of the land to third parties. The Company proposed to commence construction on December 15, 2002. On December 20, 2002, the Municipality of Neuquén rejected the Company’s proposal, nullifying the purchase agreement. In view of this circumstance, Shopping Neuquén requested the revocation of the Municipality disposition and, after rejection of this request in May 2003, lodged a remedy before the Supreme Court of the Province of Neuquén.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

b.	Basis of consolidation (continued)

At the date of issuance of these financial statements, the Neuquén Supreme Court has not yet issued a decision regarding the Company’s remedy and the Company is negotiating with the Municipality of Neuquén the terms of a new agreement that will establish the conditions for the reactivation of the development and construction of the commercial shopping center. If the extension requested by the Company is not approved and no agreement is reached in this connection, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment. Furthermore, on August 15, 2003 the Company was informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against the Company, claiming collection of the purchase price balance in US dollars plus interest and legal costs. As a result, the Company has answered the complaint and started negotiations with the old shareholders of Shopping Neuquén to reach an agreement in this connection.

(iv) During the year ended June 30, 2003, the Company acquired the minority interest in Alto Research and Development S.A (formerly Alto Invest S.A.) for a total consideration of Ps. 0.2 million, resulting in the recognition of a Ps. 0.4 million gain.

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

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

d.	Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

e.	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include those required in the accounting for the allowance for doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the provision for contingencies and income taxes. Actual results could differ from those estimates.

3.	Significant accounting policies

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolutions (“RT”) No. 16, “Framework for the Preparation and Presentation of Financial Statements”; RT No. 17, “Overall Considerations for the Preparation of Financial Statements”; RT No. 18, “Specific Considerations for the Preparation of Financial Statements”; RT No. 19, “Amendments to Technical Resolutions No. 4, 5, 6, 8, 9, 11 and 14”; and RT No. 20, “Accounting for Derivative Instruments and Hedging Activities” issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which established new accounting and disclosure principles under Argentine GAAP. The Company adopted such standards on July 1, 2002, except for Technical Resolution No. 20 which was adopted on July 1, 2003. As required by Argentine GAAP, when issuing the 2003 financial statements the Company restated its prior year financial statements to give retroactive effect to the newly adopted accounting standards. These new accounting standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards.

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

a.	Revenue recognition

The Company primarily derives its revenues from leases and services operations, the sale and development of properties, credit card operations and to a lesser extent, from e-commerce activities. See Note 9 for details on the Company’s business segments.

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

In September 2000, the Company completed the acquisition of the 99.99% equity interest of Fibesa S.A. (“FIBESA”), a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

a.	Revenue recognition (continued)

•	Credit card operations

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

The Company and Telefónica agreed to: (i) make capital contributions of up to $ 10.0 million based on its ownership interest and, (ii) make optional capital contributions to be approved by E-Commerce Latina Board of Director’s of up to $ 12.0 million to develop new lines of business, of which 75% to be contributed by Telefónica and 25% by the Company. On April 30, 2001, the Company and Telefónica contributed Ps. 10.0 million (historical amount) based on its respective ownership interests.

During the years ended June 30, 2004, 2003 and 2002 Altocity.Com generated revenues of Ps. 1.7 million, Ps. 0.7 million and Ps. 1.5 million and net losses of Ps. 2.1 million, Ps. 6.6 million and Ps. 17.0 million, respectively.

•	Managerial, technological, commercial and financial training services

The Company also holds a 100% ownership interest in Alto Research and Development S.A. (formerly Alto Invest S.A.), a company currently engaged in the provision of managerial, technological, commercial and financial training, primarily focused on shopping center-related activities. The Company began providing these services in April 2004 by organizing courses, seminars and others. Revenues from these services are recognized when services are provided. Alto Invest S.A. was a web-based provider of comprehensive investing tools, planning and financial information which in the past generated revenues from website advertising and commissions charged to customers for on-line trading. During 2004, shareholders´ meeting of Alto Research and Development S.A. decided to broaden the scope of its corporate purpose.

b.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of mutual funds which invest in time deposits with original maturities of less than three months at purchase.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

c.	Investments

(i)	Current

Current investments include mutual funds and government bonds carried at their market value. Unrealized gains and losses on mutual funds and government bonds are included within financial results, net, in the consolidated statements of income.

Current investments also include a retained interest in transferred credit card receivables pursuant to the Company’s securitization program of credit card receivables (See Note 11 for details).

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

At June 30, 2003 the Company had recognized an impairment loss related to the equity investment in Pérez Cuesta amounting to Ps. 7.5 million. During fiscal year 2004, the Company reversed Ps. 0.6 million of such an impairment loss as a result of changes in estimates. Both the impairment charge and the impairment reversal have been included within “Equity loss from related companies” in the accompanying consolidated statements of income.

Non-current investments also include the non-current portion of the Company’s retained interest in transferred credit card receivables and trust debt securities pursuant to the securitization program of credit card receivables (See Note 11 for details).

d.	Inventory

Properties acquired for purposes of its development and subsequent sale are classified as inventory. Inventory is stated at cost (adjusted for inflation as described in Note 2.c.) less accumulated impairment charges. The cost of inventory is comprised of all direct contract costs, such as land, materials and construction fees associated with development properties, as well as capitalized interest when applicable. No interest cost was capitalized in inventory during the years ended June 30, 2004, 2003 and 2002. Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected. Inventory is charged to the statement of income as cost of revenues as the related revenue is recognized, using the percentage-of-completion method.

Inventory principally consists of pieces of land located near Paseo Alcorta Shopping Center and Rosario Shopping Center, where the Company expects the construction of an office building complex and a residential apartment complex, respectively. Inventory also includes the cost to acquire the right to construct new facilities above an existing Coto hipermarket and certain garages and stores of the Torres de Abasto construction project, a residential complex located near the Abasto Shopping Center which was completed in 2000.

During the year ended June 30, 2002, the Company had recognized an impairment loss amounting to Ps. 6.3 million in connection with certain properties classified as inventory. As a result of increases in their fair market values, during fiscal years 2003 and 2004 the Company partially reversed the 2002 impairment loss, recognizing a gain of Ps. 0.1 million and Ps. 2.9 million, respectively. The impairment loss and the gains associated with the partial restorations of the previously recognized impairment have been included within “Financial results, net” in the accompanying consolidated statements of income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

e.	Fixed assets, net

Properties purchased for rental purposes are classified as fixed assets. Fixed assets are stated at cost, adjusted for inflation (as described in Note 2.c), less accumulated depreciation, except for a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. This appraisal revaluation reserve will be charged against income once the land is disposed of or its value becomes impaired.

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
- Properties:
Shopping centers	Between 19 and 31
Other	Between 28 and 50
- Leasehold improvements	Between 5 and 8
- Facilities	10
- Furniture and fixtures	Between 3 and 10
- Vehicles	3
- Computer equipment	Between 3 and 4
- Software	Between 4 and 5
- Other	10

The Company capitalizes interest on real estate development projects. No real estate projects were developed during the years ended June 30, 2002 and 2003. Even though the Company resumed the Rosario project during the year ended June 30, 2004, no interests were capitalized since the Company had recognized an impairment charge in prior years and during 2004 the Company partially reversed such impairment up to the limit of its fair value.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

During the year ended June 30, 2002, the Company had recognized an impairment loss amounting to Ps. 56.5 million in connection with Alto Avellaneda, Alto Noa, Caballito Project, Shopping Neuquén and other properties. As a result of increases in their fair market values, during fiscal years 2003 and 2004 the Company partially reversed the 2002 impairment loss, recognizing a gain of Ps. 15.6 million and Ps. 24.0 million, respectively. The impairment loss and the gains associated with the restoration of the previously recognized impairment have been included within “Financial results, net” in the accompanying consolidated statements of income.

f.	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2004, 2003 and 2002 were Ps. 0.3 million, Ps. 0.4 million and Ps. 0.3 million, respectively. These costs are being amortized on a straight-line basis between 4 and 5 years.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

g.	Intangible assets, net

Intangible assets are stated at cost, adjusted for inflation (as described in Note 2.c), less accumulated amortization.

(i)	Trademarks

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

Represent primarily expenses incurred relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

(iv)	Advertising expenses

Advertising expenses relate to the Torres de Abasto project, which were fully amortized during fiscal year 2004 as permitted by the transition provisions of RT 17.

(v)	Tenant list – Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall, which is being amortized using the straight-line method over a five-year period.

h.	Goodwill, net

Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation (as described in Note 2.c), and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. As required by new accounting standards, goodwill is shown in a separate caption in the accompanying consolidated balance sheet.

i.	Foreign currency assets and liabilities

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

j.	Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all the periods presented.

The Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes, as prescribed by Resolution MD No. 11/2003 issued by the CPCECABA.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure did not have a significant effect on the accompanying consolidated financial statements.

k.	Asset tax provision

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

l.	Customer advances

Customer advances represent payments received in advance in connection with the lease of properties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

m.	Provisions for contingencies and allowances

The Company provides for losses relating to accounts and mortgage receivables. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

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

At the date of issuance of these financial statements, the Company’s management believes that there are no conditions present to foresee potential contingencies having a significant negative impact on these financial statements.

n.	Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. See note 3.g. (iv) for details. Advertising and promotion expenses were approximately Ps. 2.6 million, Ps. 1.5 million and Ps. 3.6 million for the years ended June 30, 2004, 2003 and 2002, respectively.

o.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

The Company does not sponsor any employee stock ownership plans.

p.	Impairment of long-lived assets

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

q.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

r.	Derivative financial instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and to lower its overall financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults. For details on the Company’s derivative instruments activity, see Note 12.

•	Interest rate swaps

Interest rate swap agreements are recognized in the balance sheet at their fair market values with changes reported in earnings.

•	Foreign currency forward-exchange contracts

Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. The foreign currency forward-exchange contracts are recognized in the financial statements at their fair market value, with changes reported in earnings.

s.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

t.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

u.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of related costs, plus accrued interest based on the interest rate estimated at the time of the transaction.

v.	Other receivables and liabilities

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

w.	Related party balances

Receivables and liabilities with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

x.	Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income (loss) for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the period with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of the outstanding convertible debt in calculating diluted EPS.

4.	Breakdown of the main captions

a.	Cash and banks:

	As of June 30,
	2004		2003
Cash in local currency	Ps.	636,754	Ps.	606,055
Cash in foreign currency		1,870,807		2,143,526
Banks in local currency		10,489,099		4,776,914
Banks in foreign currency		29,579,918		13,835,199
Saving accounts		1,348,717		1,611,951

	Ps.	43,925,295	Ps.	22,973,645

b.	Investments:

	As of June 30,
	2004		2003
Current
Mutual funds	Ps.	24,371,172	Ps.	5,313,674
Retained interests in transferred credit card receivables (i)		6,676,928		4,719,057
Government bonds (ii)		300,294		2,981,305

	Ps.	31,348,394	Ps.	13,014,036

Non-current
Retained interests in transferred credit card receivables (i)	Ps.	12,000,681	Ps.	2,567,194
Pérez Cuesta S.A.C.I (iii)		5,763,106		5,628,135
E-Commerce Latina S.A. (iv)		1,435,039		2,899,210
Trust debt securities (i)		1,410,000		—

	Ps.	20,608,826	Ps.	11,094,539

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

b.	Investments (continued):

(i) As part of its credit card securitization programs, the Company transfers credit card receivables to a Trust in exchange for cash and certificates representing undivided interests in such receivables. Trust debt securities represent debt certificates (TDFs) issued by the trust which are valued at amortized cost. Retained interests in transferred credit card receivables represent equity certificates (CPs) issued by the trust which are accounted for under the equity method of accounting (See Note 11 for details).

(ii) Not considered cash equivalents for purposes of presenting the consolidated statements of cash flows.

(iii) The Company owns an 18.9% interest in Pérez Cuesta.

(iv) The Company owns a 49% interest in Altocity.Com through a 50% interest in E-Commerce Latina.

c.	Accounts receivable, net:

	As of June 30,
	2004		2003
Current
Leases and services receivables	Ps.	9,278,338	Ps.	20,464,030
Credit card receivables		13,722,227		19,656,822
Checks to be deposited		9,809,994		6,177,030
Debtors under legal proceedings		23,068,116		22,054,254
Pass-through expenses receivables (i)		4,498,199		5,422,451
Mortgage receivables (ii)		206,092		305,895
Notes receivables		457,286		213,808
Less:
Allowance for doubtful accounts (Note 17.d)		(34,061,561)		(45,332,888)

	Ps.	26,978,691	Ps.	28,961,402

Non-current
Credit card receivables	Ps.	1,833,753	Ps.	1,235,845
Mortgage receivables (ii)		960,616		1,158,850
Less:
Allowance for doubtful accounts (Note 17.d)		(44,964)		(53,921)

	Ps.	2,749,405	Ps.	2,340,774

(i)	Pass-through expenses receivable primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by the Company on behalf of tenants.

(ii)	Mortgage receivables consists of fixed-rate mortgages. At June 30, 2004, the remaining principal balance consists of mortgage receivables from several borrowers. The amount due from the largest individual borrower was Ps. 82,150 at a contractual interest rate of 14%.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

d.	Other receivables and prepaid expenses, net:

	As of June, 30
	2004		2003
Current
Interest rate swap receivable (i)	Ps.	13,572,363	Ps.	—
Income tax credits		1,832,712		51,418
Prepaid services		1,620,580		330,356
Prepaid expenses		1,366,016		284,824
Guarantee deposits (ii)		1,319,334		889,951
Shareholders receivable		963,388		676,654
Asset tax credits		581,442		—
Related parties (Note 6)		546,825		1,093,466
Other tax credits		398,955		112,200
Prepaid gross sales tax		377,699		247,415
Interest receivable for swap guarantees of interest rates (i)		243,367		306,866
Prepaid property tax		150,139		—
Dividends receivable (Note 6)		75,000		75,000
Others		794,723		783,312

	Ps.	23,842,543	Ps.	4,851,462

Non-Current
Asset tax credits	Ps.	32,161,130	Ps.	25,771,356
Deferred income tax (Note 14)		—		12,173,390
Interest rate swap receivable (i)		—		8,172,241
Mortgage receivable (iii)		2,208,275		2,208,275
Value Added Tax (“VAT”) receivable		550,793		550,381
Prepaid gross sales tax		438,131		318,153
Guarantee deposits		—		646,666
Others		382,463		49,379
Less:
Allowance for doubtful mortgage receivable (Note 17.d)		(2,208,275)		(2,208,275)

	Ps.	33,532,517	Ps.	47,681,566

(i)	Represents the net amount of US$ 50.0 million deposited as collateral and US$ 45.4 million payable for the swap agreement (US$ 47.1 million at June 30, 2003). See Note 12 for details.

(ii)	At June 30, 2004 includes Ps. 0.3 million related to a deposit required as collateral for certain labor lawsuits of the Company and Ps. 0.8 million of cash reserves related to the Company’s securitization programs. See Note 11.

(iii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

e.	Trade accounts payable:

	As of June 30,
	2004		2003
Current
Suppliers	Ps.	26,949,435	Ps.	16,130,519
Accruals		3,866,561		2,384,358
Imports payable		1,008,361		963,817

	Ps.	31,824,357	Ps.	19,478,694

Non-current
Imports payable	Ps.	2,864,961	Ps.	3,609,629

	Ps.	2,864,961	Ps.	3,609,629

f.	Short-term and long-term debt:

Short-term debt consists of the following:

	As of June 30,
	2004		2003
Uncollateralized loans plus accrued interest (i)	Ps.	1,007,397	Ps.	5,983,770
Notes plus accrued interest (ii)		51,322,758		1,701,759
Senior Notes plus accrued interest (iii)		32,150,128		7,043,409
Accrued interest on Convertible Notes (iv) (Note 6)		6,560,919		6,308,960
Seller financing plus accrued interest (v)		5,781,165		5,491,231
Deferred financing costs (vi)		(1,276,417)		(1,873,143)
Mortgage loans (vii)		41,792		43,294

	Ps.	95,587,742	Ps.	24,699,280

Long-term debt consists of the following:

	As of June 30,
	2004		2003
Convertible Notes (iv) (Note 6)	Ps.	145,135,483	Ps.	139,561,845
Notes (ii)		—		49,621,000
Senior Notes (iii)		—		30,305,498
Deferred financing costs (vi)		(70,608)		(1,349,510)

	Ps.	145,064,875	Ps.	218,138,833

(i)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 9.0% and 9.6% as of June 30, 2004 and 2003, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. The Company had unused lines of credit under the short-term bank lines of Ps. 115.8 million at June 30, 2004.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

f.	Short-term and long-term debt (continued):

(ii)	On April 7, 2000, the Company issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the “Notes”). Interest on the Notes are payable semiannually on April 7 and October 7 of each year, commencing October 7, 2000. Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by the Company. The Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. During the years ended June 30, 2003, 2002 and 2001, the Company redeemed Ps. 1.8 million, Ps. 15.5 million and Ps. 18.1 million of the Notes, respectively, at different prices below par plus accrued interest. At June 30, 2004 and 2003 the balance was comprised of Ps. 49.6 million of principal and Ps. 1.7 million of accrued interest. Subsequent to June 30, 2004 the Company redeemed an additional Ps. 1.2 million of the Notes.

(iii)	On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of Senior Notes. The Senior Notes were issued in three classes: US$ 40.0 million aggregate principal amount of Class A-2 Senior Notes, due January 13, 2005, priced at 100%; US$ 5.0 million aggregate principal amount of Class B-1 Senior Notes, due January 13, 2005, priced at 100%; and US$ 75.0 million aggregate principal amount of Class B-2 Senior Notes, maturing at various dates through January 13, 2005, priced at 100%. Interest on Class A-2, Class B-1 and Class B-2 Senior Notes accrues at a Badlar rate (as defined below) plus 395 basis points, 90-day Libor plus 475 basis points and Badlar rate plus 395 basis points, respectively (“30-day Badlar” represents a referenced average interest rate payable by several private banks in Argentina to US dollar-denominated time deposits of US$ 1 million or more, as adjusted in accordance with a specified formula). Pursuant to Decree N° 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002, an adjusting index (CER) is being applied to the balances. During the year ended June 30, 2003 the Company repurchased Ps. 80.8 million of the Senior Notes; the Company used a portion of the proceeds received from the issuance of Convertible Notes to finance the repurchase of Senior Notes for Ps. 52.8 million. At June 30, 2003 the outstanding principal balance amounted to Ps. 20.8 million. During the year ended June 30, 2004 the Company made principal payments at maturity for Ps. 3.3 million. As of June 30, 2004 the outstanding principal balance was Ps. 17.5 million and the rate applied to this debt was 8% per annum. In August 2004 the Company repurchased Ps. 13.7 million of the Senior Notes. The Senior Notes are collateralized by a pledge on the shares of SAPSA. The Senior Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios.

(iv)	See Note 15, for details of the issuance of Convertible Notes.

(v)	As of June 30, 2004 this balance included a principal amount of Ps. 3.3 million relating to the seller financing obtained in the acquisition of Shopping Neuquén, and Ps. 1.8 million relating to the CER. Such seller financing accrues interest at six-month LIBOR. As of June 30, 2004, the six-month LIBOR was 1.94%.

(vi)	Deferred financing costs represent fees and expenses incurred in connection with the issuance of the Company’s short-term and long-term debt, which are being amortized to expense during the term of the related debt.

(vii)	This balance relates to a loan collateralized by a mortgage on certain property of the Company, which book value is Ps. 3.3 million as of June 30, 2004.

g.	Salaries and social security payable:

	As of June 30,
	2004		2003
Provision for vacation and bonuses	Ps.	3,344,538	Ps.	2,605,921
Social security payable		946,417		651,521
Salaries payable		778,445		360,886
Other		674,376		164,698

	Ps.	5,743,776	Ps.	3,783,026

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

h.	Taxes payable:

	As of June 30,
	2004		2003
Current
Asset tax payable, net	Ps.	2,350,850	Ps.	2,117,320
VAT payable, net		1,793,323		2,069,899
Other tax withholdings		1,016,696		575,858
Income tax, net		998,313		263,697
Gross sales tax provision		647,299		461,569
Gross sales tax withholdings		220,037		261,305
Tax amnesty plan for gross sales tax payable		138,892		—
Other taxes		13,740		28,359
Property tax provision		—		34,211

	Ps.	7,179,150	Ps.	5,812,218

Non-current
Tax amnesty plan for gross sales tax payable	Ps.	1,982,996	Ps.	—
Deferred income tax (Note 14)		1,934,751		—

	Ps.	3,917,747	Ps.	—

i.	Customer advances:

	As of June 30,
	2004		2003
Current
Admission rights (i)	Ps.	11,495,390	Ps.	7,442,488
Lease advances (ii)		7,789,084		3,713,828
Guarantee deposits		47,802		55,802

	Ps.	19,332,276	Ps.	11,212,118

Non-current
Admission rights (i)	Ps.	17,443,691	Ps.	14,044,014
Lease advances (ii)		10,046,226		11,198,147
Guarantee deposits		56,376		75,964

	Ps.	27,546,293	Ps.	25,318,125

(i)	Admission rights represent non-refundable fees received from tenants upon entering into lease agreements with the Company. These amounts are deferred and amortized to income under the straight-line basis over the respective terms of the agreements. Also, the current and non-current balance includes an advance of Ps. 0.1 million and 4.4 million, respectively, received from NAI in connection with the Rosario Project, which will be settled by offsetting it against the admission rights related to the lease space of the movie theater complex to be constructed by the Company.

(ii)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 7.3 million as of June 30, 2004, respectively, and Ps. 1.2 million and Ps. 8.2 million as of June 30, 2003, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2004 the six-month LIBOR was 1.94%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the space it rents.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

j.	Other liabilities:

	As of June 30,
	2004		2003
Current
Accrual for directors fees, net (Note 6)	Ps.	2,537,479	Ps.	3,164,123
Donations payable (Note 6)		2,460,000		1,558,305
Contributed leasehold improvements (i)		212,220		212,220
Others		429,097		715,294

	Ps.	5,638,796	Ps.	5,649,942

Non-current
Contributed leasehold improvements (i)	Ps.	689,691	Ps.	901,924
Directors’ guarantee deposits		12,000		12,000

	Ps.	701,691	Ps.	913,924

(i)	Contributed leasehold improvements relate to improvements made by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2004 and 2003.

k.	Provisions:

	As of June 30,
	2004		2003
Non-current
Provision for contingencies (i) (Note 17.d.)	Ps.	5,995,698	Ps.	3,927,125

	Ps.	5,995,698	Ps.	3,927,125

(i)	This reserve relates to:(a) labor lawsuits filed against the Company, (b) an assessment issued by the national fiscal authorities to the Company relating to differences in the computation of estimated useful lives of shopping centers, and (c) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2004, the Company had 727.7 million authorized and outstanding shares of common stock, having a par value of Ps. 0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There was no share activity during the year ended June 30, 2002. During fiscal years 2003 and 2004, certain holders of the Convertible Notes exercised its conversion rights and, as a result, the Company issued 4.8 million and 22.9 million shares of common stock, respectively.

b.	Inflation adjustment of common stock

As discussed in Note 2.c., the Company’s financial statements were prepared on the basis of general price-level accounting, which reflects changes in the purchasing power of the Argentine Peso in the historical financial statements, until February 28, 2003. Accordingly, the inflation adjustment related to common stock was appropriated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserve may be applied only towards the issuance of common stock to shareholders of the Company.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			(Expense) income included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2004		2003		2002		2004		2003
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	Ps.	—	Ps.	—	Ps.	—	Ps.	104,121	Ps.	121,869
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income from related parties		—		114,941		—		—		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest with related parties		(14,557,920)		22,635,144		23,759,081		—		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties		—		—		—		(5,393,996)		(4,585,754)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt		—		—		—		(4,135,725)		(3,914,817)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt		—		—		—		(91,487,245)		(86,600,503)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Income		59,319		—		—		—		—
IRSA Inversiones y Representaciones Sociedad Anónima.	Shareholder	Shared services - Salaries and bonuses		(122,826)		(72,627)		—		—		—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		—		680,049
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties		10,227		32,247		—		—		—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(14,505)		—
Dalor S.A.	Minority shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Current payable with related parties		—		—		—		(160,793)		(172,661)
Dalor S.A.	Minority shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Accrued interest		(23,672)		(52,133)		(25,656)		—		—
Dolphin PLC	Related	Current payable with related parties		—		—		—		—		(184,503)
Dolphin PLC	Related	Other current receivables and prepaid expenses		—		—		—		4,898		—
Goldman Sachs and Co.	Shareholder	Current payable with related parties		—		—		—		(6,512)		(6,512)
Goldman Sachs and Co.	Shareholder	Short-term debt		—		—		—		(409,370)		(387,504)
Goldman Sachs and Co.	Shareholder	Long-term debt		—		—		—		(9,055,769)		(8,572,060)
Goldman Sachs and Co.	Shareholder	Interest with related parties		(1,381,631)		1,654,048		—		—		—
Parque Arauco	Shareholder	Short-term debt		—		—		—		(1,998,936)		(1,892,164)
Parque Arauco	Shareholder	Long-term debt		—		—		—		(44,218,882)		(41,856,954)
Parque Arauco	Shareholder	Interest with related parties		(7,015,535)		11,062,277		(1,981,521)		—		—
Parque Arauco	Shareholder	Current payable with related parties		—		—		—		(2,424,070)		(2,154,970)
Pérez Cuesta S.A.C.I.	Equity investee	Other current receivables and prepaid expenses Dividends receivable		—		—		—		75,000		75,000
E Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses		—		—		—		16,986		16,566
Altocity.Com S.A.	Subsidiary of E Commerce Latina S.A.	Other current receivables and prepaid expenses		—		—		—		59,250		58,417
Altocity.Com S.A.	Subsidiary of E Commerce Latina S.A.	Current payable with related parties		—		—		—		(175,721)		(79,198)
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		175,133		216,565
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(87,359)		(261,383)
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties		21,384		—		—		—		—
Llao Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		24,632		—
Llao Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(6,000)		—
Red alternativa S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		1,210		—
Nuevas Fronteras S.A	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(4,239)		—
Grupo Bapro S.A	Minority shareholder of ERSA, a majority-owned subsidiary of the Company	Dividends payable		—		—		—		(303,221)		(303,221)
Buenos Aires Equity Investment N.V.	Minority shareholder of ERSA, a majority-owned subsidiary of the Company	Dividends payable		—		—		—		(34,457)		(34,457)
Directors and management	Directors and management	Other current receivables and prepaid expenses		—		—		—		160		—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties		—		—		—		(159,524)		—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services		(628,377)		(871,091)		(1,330,240)		—		—
Fundación IRSA	Related	Other current liabilities - Donations payable		—		—		—		(2,460,000)		(1,558,305)
Fundación IRSA	Related	Other (expense) income, net - Donations		(2,357,695)		(1,710,305)		(83,232)		—		—
Loans to personnel	Personnel	Other current receivables and prepaid expenses		—		—		—		160,435		—
Directors	Directors	Short-term debt		—		—		—		(11,138)		(10,543)
Directors	Directors	Long-term debt		—		—		—		(246,390)		(233,229)
Directors	Directors	Interest with related parties		(37,591)		45,003		—		—		—
Directors	Directors	Other current liabilities		—		—		—		(2,537,479)		(3,164,123)
Directors	Directors	Directors fees		(4,300,763)		(4,133,108)		(2,173,930)		—		—

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties (continued)

As discussed in Note 15, in August 2002 the Company issued US$ 50 million of Convertible Notes. IRSA, a shareholder of the Company, subscribed US$ 30.0 million of the Company’s Convertible Notes. For details of the issuance, see Note 15.

7.	Financial results, net

	Years ended June 30,
	2004		2003		2002
Generated by assets:
Impairment of long-lived assets	Ps.	—	Ps.	(5,222,763)	Ps.	(62,770,980)
Recovery of impairment of long-lived assets		26,908,076		15,696,125		—
Interest income		4,892,383		5,664,471		5,402,266
Interest income from related parties (Note 6)		31,611		147,188		—
Loss on exposure to inflation		—		(12,096,767)		(89,738,413)

	Ps.	31,832,070	Ps.	4,188,254	Ps.	(147,107,127)

Generated by liabilities:
Interest (expense) income	Ps.	(6,315,378)	Ps.	(62,572,994)	Ps.	157,864,386
Results from derivative instruments (Note 12)		11,238,451		79,874,409		(162,185,608)
Exchange differences, net		(6,817,940)		50,152,823		(862,045)
Interest and exchange differences with related parties (Note 6)		(22,992,677)		35,396,472		21,777,560
Gain on exposure to inflation		—		5,737,266		40,691,478
Gain on repurchase of debt (See Note 8 (i))		—		6,749,108		—
Others		(404,305)		(884,201)		(1,367,599)

	Ps.	(25,291,849)	Ps.	114,452,883	Ps.	55,918,172

	Ps.	6,540,221	Ps.	118,641,137	Ps.	(91,188,955)

8.	Other (expense) income, net

	Years ended June 30,
	2004		2003		2002
Donations (Note 6)	Ps.	(2,384,893)	Ps.	(1,944,025)	Ps.	(99,754)
Provision for contingencies, net		(2,174,327)		(2,147,844)		(7,194,847)
Tax amnesty plan for gross sales tax		(2,132,910)		—		—
Recovery of allowance for doubtful accounts, net		1,045,008		—		—
Gain on early redemption of loans		784,560		—		—
Gain (loss) on repurchase of debt (i)		—		13,029,776		(395,868)
Gain from sale of intangible assets		—		2,097,878		—
Loss from sale of fixed assets		—		—		(11,943)
Allowance for doubtful mortgage receivable		—		—		(2,855,832)
Recovery of provision for contingencies		—		26,982		117,306
Write off of abandoned investment projects		—		—		(333,222)
Others		62,363		2,209,102		(65,098)

	Ps.	(4,800,199)	Ps.	13,271,869	Ps.	(10,839,258)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

8.	Other (expense) income, net (continued)

(i) During the year ended June 30, 2003, the Company repurchased a portion of the Senior Notes and the Notes (Ps. 80.8 million and Ps. 1.8 million, respectively), at different prices below par plus accrued interest. In connection with the repurchase, the Company recorded a gain of Ps. 19.8 million (Ps. 12.9 million after tax). Such gain is net of a charge of Ps. 5.4 million (Ps. 3.5 million after tax) relating to the amortization of deferred financing costs associated with the repurchased obligations.

During the year ended June 30, 2002, the Company repurchased Notes for Ps. 17.4 million, at different prices below par plus accrued interest. In connection with the repurchase, the Company recorded a loss of Ps. 0.4 million (Ps. 0.3 million after tax). Such loss is net of a charge of Ps. 0.7 million relating to the amortization of deferred financing costs associated with the repurchased obligations.

9.	Segment information

General information

The Company is required to disclose segment information in accordance with RT 18. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. At June 30, 2004 the Company has three reportable segments. These segments are “leases and services”, “credit card operations” and “others”. Others primarily include sales and development properties and e-commerce activities.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop.

•	Others

As stated above, this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings properties (sales and development properties) and the Company’s equity in the results of E-Commerce Latina (e-commerce activities). This segment also includes the operating results of Alto Research and Development S.A. (formerly Alto Invest S.A.), a subsidiary currently engaged in the provision of managerial, technological, commercial and financial training, primarily focused on shopping center-related activities. In the past, Alto Invest S.A. was a web-based provider of comprehensive investing tools, planning and financial information which generated revenues from website advertising and commissions charged to customers for on-line trading. During fiscal year 2004, the shareholders of Alto Research and Development S.A. decided to broaden the scope of its corporate purpose.

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

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2004:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2004
Revenues	Ps.	113,437,829	Ps.	30,034,394	Ps.	64,153	Ps.	143,536,376	Ps	(i) (286,330)	Ps.	143,250,046
Costs		(60,004,671)		(13,821,151)		(28,440)		(73,854,262)		(i) (ii) 1,856,090		(71,998,172)

Gross profit	Ps.	53,433,158	Ps.	16,213,243	Ps.	35,713	Ps.	69,682,114	Ps.	1,569,760	Ps.	71,251,874

Selling expenses		(6,464,364)		(4,514,727)		(126,507)		(11,105,598)		233,751		(10,871,847)
Administrative expenses		(12,505,361)		(8,185,224)		(30,349)		(20,720,934)		—		(20,720,934)
Net income in credit card trust		—		260,941		—		260,941		—		260,941

Operating income (loss)	Ps.	34,463,433	Ps.	3,774,233	Ps.	(121,143)	Ps.	38,116,523	Ps.	1,803,511	Ps.	39,920,034

Equity gain (loss) from related companies		337,656		—		(1,464,172)		(1,126,516)		—		(1,126,516)
Amortization of goodwill		(4,584,275)		(242,267)		—		(4,826,542)		—		(4,826,542)
Financial results, net		4,850,232		172,888		3,086,861		8,109,981		(ii) (1,569,760)		6,540,221
Other (expense) income, net		(3,225,436)		792,666		(2,133,678)		(4,566,448)		(233,751)		(4,800,199)

Income (loss) before taxes and minority interest	Ps.	31,841,610	Ps.	4,497,520	Ps.	(632,132)	Ps.	35,706,998	Ps.	—	Ps.	35,706,998

Income tax		(14,389,040)		(1,927,565)		5,287		(16,311,318)		—		(16,311,318)
Minority interest		4,304		(562,444)		—		(558,140)		—		(558,140)

Net income (loss)	Ps.	17,456,874	Ps.	2,007,511	Ps.	(626,845)	Ps.	18,837,540	Ps.	—	Ps.	18,837,540

Depreciation and amortization		56,102,331		2,245,179		57,029		58,404,539		—		58,404,539
Additions of fixed assets		19,335,091		1,062,035		—		20,397,126		—		20,397,126
Investment in equity method investees (see note 4.b.(iii) and (iv))		5,763,106		—		1,435,039		7,198,145		—		7,198,145
Operating assets		860,199,739		14,427,482		46,833,910		921,461,131		—		921,461,131
Non operating assets		205,974,269		26,207,486		1,650,198		233,831,953		(iii) (9,363,570)		224,468,383

Total Assets	Ps.	1,066,174,008	Ps.	40,634,968	Ps.	48,484,108	Ps.	1,155,293,084	Ps.	(9,363,570)	Ps	.1,145,929,514

(i)	Represents inter-segment lease revenues and expenses.

(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9. Segment information (continued)

As of and for the year ended June 30, 2003:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2003
Revenues	Ps.	88,953,531	Ps.	24,934,629	Ps.	655,149	Ps.	114,543,309	Ps	(i) (327,886)	Ps.	114,215,423
Costs		(58,243,230)		(10,544,803)		(1,001,402)		(69,789,435)		(i) (ii) 2,214,568		(67,574,867)

Gross profit (loss)	Ps.	30,710,301	Ps.	14,389,826	Ps.	(346,253)	Ps.	44,753,874	Ps.	1,886,682	Ps.	46,640,556

Selling expenses		(7,251,012)		(10,246,197)		(96,328)		(17,593,537)		—		(17,593,537)
Administrative expenses		(12,321,778)		(5,886,895)		(18,809)		(18,227,482)		—		(18,227,482)
Net loss in credit card trust		—		(4,077,136)		—		(4,077,136)		—		(4,077,136)
Torres de Abasto unit contracts´ rescissions		—		—		9,682		9,682		—		9,682

Operating income (loss)	Ps.	11,137,511	Ps.	(5,820,402)	Ps.	(451,708)	Ps.	4,865,401	Ps.	1,886,682	Ps.	6,752,083

Equity loss from related companies		(8,818,720)		—		(3,253,455)		(12,072,175)		—		(12,072,175)
Amortization of goodwill		(4,584,787)		(242,268)		—		(4,827,055)		—		(4,827,055)
Financial results, net		118,459,391		557,476		1,510,952		120,527,819		(ii) (1,886,682)		118,641,137
Other income, net		12,532,691		10,777		728,401		13,271,869		—		13,271,869

Income (loss) before taxes and minority interest	Ps.	128,726,086	Ps.	(5,494,417)	Ps.	(1,465,810)	Ps.	121,765,859	Ps.	—	Ps.	121,765,859

Income tax		(48,786,860)		939,582		1,092,177		(46,755,101)		—		(46,755,101)
Minority interest		1,463,862		862,514		13,471		2,339,847		—		2,339,847

Net income (loss)	Ps.	81,403,088	Ps.	(3,692,321)	Ps.	(360,162)	Ps.	77,350,605	Ps.	—	Ps.	77,350,605

Depreciation and amortization		56,187,889		4,893,095		302,253		61,383,237		—		61,383,237
Additions of fixed assets		2,175,845		243,536		28,606		2,447,987		—		2,447,987
Investment in equity method investees (see note 4.b.(iii) and (iv))		5,628,135		—		2,899,210		8,527,345		—		8,527,345
Operating assets		870,859,020		20,788,426		3,122,850		894,770,296		—		894,770,296
Non operating assets		181,968,662		13,816,991		25,829,929		221,615,582		(iii) (12,048,853)		209,566,729

Total Assets	Ps.	1,052,827,682	Ps.	34,605,417	Ps.	28,952,779	Ps.	1,116,385,878	Ps.	(12,048,853)	Ps.	1,104,337,025

(i)	Represents inter-segment lease revenues and expenses.

(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2002:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2002
Revenues	Ps.	146,846,540	Ps.	45,840,408	Ps.	3,961,356	Ps.	196,648,304	Ps.	(i)(682,077)	Ps.	195,966,227
Costs		(72,746,300)		(16,724,098)		(5,723,141)		(95,193,539)		(i)(ii)4,122,973		(91,070,566)

Gross profit (loss)	Ps.	74,100,240	Ps.	29,116,310	Ps.	(1,761,785)	Ps.	101,454,765	Ps.	3,440,896	Ps.	104,895,661

Selling expenses		(41,696,110)		(21,034,672)		(481,044)		(63,211,826)		—		(63,211,826)

Administrative expenses		(13,302,480)		(12,031,436)		(49,581)		(25,383,497)		—		(25,383,497)

Net loss in credit card trust		—		(4,068,787)		—		(4,068,787)		—		(4,068,787)
Torres de Abasto unit contracts’ rescissions		—		—		60,394		60,394		—		60,394

Operating income (loss)	Ps.	19,101,650	Ps.	(8,018,585)	Ps.	(2,232,016)	Ps.	8,851,049	Ps.	3,440,896	Ps.	12,291,945

Equity gain (loss) from related companies		3,149,562		—		(8,044,604)		(4,895,042)		—		(4,895,042)

Amortization of goodwill		(4,584,557)		(242,255)		—		(4,826,812)		—		(4,826,812)

Financial results, net		(78,257,741)		(3,210,408)		(6,279,910)		(87,748,059)		(ii)(3,440,896)		(91,188,955)

Other expense, net		(10,280,349)		(153,364)		(405,545)		(10,839,258)		—		(10,839,258)

Loss before taxes and minority interest	Ps.	(70,871,435)	Ps.	(11,624,612)	Ps.	(16,962,075)	Ps.	(99,458,122)	Ps.	—	Ps.	(99,458,122)

Income tax		81,458,309		1,484,303		49,942		82,992,554		—		82,992,554

Minority interest		2,862,408		1,979,611		271,741		5,113,760		—		5,113,760

Net income (loss)	Ps.	13,449,282	Ps.	(8,160,698)	Ps.	(16,640,392)	Ps.	(11,351,808)	Ps.	—	Ps.	(11,351,808)

Depreciation and amortization		61,846,975		4,339,227		325,199		66,511,401		—		66,511,401

Additions of fixed assets		3,047,482		443,020		—		3,490,502		—		3,490,502
Investment in equity method investees (see note 4.b.(iii) and (iv))		14,469,008		—		6,152,668		20,621,676		—		20,621,676

Operating assets		963,515,893		11,920,402		2,767,843		978,204,138		—		978,204,138

Non operating assets		179,251,590		31,299,090		27,468,427		238,019,107		(iii)(15,183,870)		222,835,237

Total Assets	Ps.	1,142,767,483	Ps.	43,219,492	Ps.	30,236,270	Ps.	1,216,223,245	Ps.	(15,183,870)	Ps.	1,201,039,375

(i)	Represents inter-segment lease revenues and expenses.

(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2004 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Investments (1)	Ps.	24,291,026	Ps.	—	Ps.	—	Ps.	—	Ps.	13,410,681	Ps.	6,676,928	Ps.	380,440	Ps.	44,759,075
Accounts receivable, net		14,637,014		4,281,672		2,574,178		1,652,716		2,749,405		3,833,111		—		29,728,096
Other receivables and prepaid expenses, net		4,450,183		3,229,024		14,084,528		218,363		33,532,517		—		1,860,445		57,375,060

	Ps.	43,378,223	Ps.	7,510,696	Ps.	16,658,706	Ps.	1,871,079	Ps.	49,692,603	Ps.	10,510,039	Ps.	2,240,885	Ps.	131,862,231

Liabilities
Trade accounts payable	Ps.	25,150,688	Ps.	421,275	Ps.	274,443	Ps.	199,764	Ps.	2,864,961	Ps.	5,778,187	Ps.	—	Ps.	34,689,318
Customer advances		6,139,998		4,523,308		4,351,234		4,317,736		27,546,293		—		—		46,878,569
Short-term and long-term debt		7,181,361		26,822		38,848,517		49,489,251		145,064,875		—		41,791		240,652,617
Related parties		8,258,560		162,845		—		—		—		—		11,314		8,432,719
Other liabilities (2)		9,583,479		7,604,552		1,105,096		606,273		2,684,687		—		7,930,449		29,514,536

	Ps.	56,314,086	Ps.	12,738,802	Ps.	44,579,290	Ps.	54,613,024	Ps.	178,160,816	Ps.	5,778,187	Ps.	7,983,554	Ps.	360,167,759

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments (1)	Ps.	—	Ps.	—	Ps.	24,637,491	Ps.	—	Ps.	6,710,903	Ps.	13,410,681	Ps.	44,759,075
Accounts receivable, net		—		—		206,092		960,616		26,772,599		1,788,789		29,728,096
Other receivables and prepaid expenses, net		—		—		13,572,363		—		10,270,180		33,532,517		57,375,060

	Ps.	—	Ps.	—	Ps.	38,415,946	Ps.	960,616	Ps.	43,753,682	Ps.	48,731,987	Ps.	131,862,231

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	1,008,361	Ps.	2,864,961	Ps.	30,815,996	Ps.	—	Ps.	34,689,318
Customer advances		—		—		1,220,000		7,277,217		18,112,276		20,269,076		46,878,569
Short-term and long-term debt		68,427,207		145,064,875		27,160,535		—		—		—		240,652,617
Related parties		7,974,511		—		-—		—		458,208		—		8,432,719
Other liabilities (2)		138,892		1,982,996		-—		—		18,760,508		8,632,140		29,514,536

	Ps.	76,540,610	Ps.	147,047,871	Ps.	29,388,896	Ps.	10,142,178	Ps.	68,146,988	Ps.	28,901,216	Ps.	360,167,759

(1)	Represents mutual funds, government bonds, retained interest in transferred credit card receivables and trust debt securities.

(2)	Represents salaries and social security payable, taxes payable, dividends payable, other liabilities and provisions.

11.	Tarshop credit card receivables securitization

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under certain of these programs, in the past the Company acted as the servicer on the accounts and received a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Titulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At June 30, 2004 the Company has eight securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 108.2 million of its customer credit card receivable balances to Trusts in exchange for Ps. 90.7 million in cash proceeds, Ps. 1.4 million variable rate interest TDFs, and Ps. 16.1 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 33.1 million 9% fixed-rate interest TDFs, Ps. 11.1 million 10% fixed-rate interest TDFs, Ps. 4.1 million 13% fixed-rate interest TDFs, Ps. 11.0 million 14% fixed-rate interest TDFs, Ps. 0.9 million 15% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 11.9 million variable rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.8 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

12.	Derivative Instruments

The Company’s derivative activity during fiscal years 2004, 2003 and 2002 is presented below:

(i)	Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the revised agreement, the Company was required to make a deposit of US$ 50.0 million with the counterparty. The swap agreement is carried on the consolidated balance sheet at its fair market value. The fair market value of the swap agreement amounted to US$ (45.4) million and US$ (47.1) million at June 30, 2004 and 2003, respectively. See Note 4.d.(i) for details. During the years ended June 30, 2004, 2003 and 2002 the Company recognized a net gain (loss) of Ps. 11.2 million, Ps. 79.9 million and Ps. (162.2) million, respectively, in connection with the swap agreement which have been included within “Financial results, net” in the accompanying consolidated statement of income. The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

(ii)	Foreign currency forward-exchange contracts

In the past, consistent with the Company’s risk management policies, the Company used foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. At June 30, 2001, the Company had three outstanding foreign currency forward-exchange contracts with financial institutions to sell an aggregate amount of US$ 80.0 million with a final maturity through September 15, 2001. The Company recognized a net gain of Ps. 0.3 million during the years ended June 30, 2002 related to these contracts.

13.	Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2004		2003		2002
Numerator:
Net income (loss) available to common shareholders	Ps.	18,837,540	Ps.	77,350,605	Ps.	(11,351,808)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		14,283,721		14,636,950		—
Foreign currency exchange loss (gain) related to the Convertible Notes		7,857,459		(41,774,272)		—
Income tax effects		(7,749,413)		9,498,063		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	33,229,307	Ps.	59,711,346	Ps.	(11,351,808)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

13.	Earnings per share (continued)

	Year ended June 30,
	2004		2003		2002
Denominator:
Weighted-average number of shares outstanding	Ps.	716,436,002	Ps.	701,016,763	Ps.	700,000,000
Plus: incremental shares of assumed conversions:
Convertible Notes		1,451,354,820		1,326,531,395		—

Adjusted weighted-average number of shares	Ps.	2,167,790,822	Ps.	2,027,548,158	Ps.	700,000,000

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.03	Ps.	0.11	Ps.	(0.02)
Diluted net income (loss) per common share	Ps.	0.02	Ps.	0.03	Ps.	(0.02)

14.	Income taxes

As described in Note 3.j, the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense (benefit) for the years ended June 30, 2004, 2003 and 2002 consisted of the following:

	2004		2003		2002
Current income tax expense	Ps.	2,203,177	Ps.	729,521	Ps.	1,450,071
Deferred income tax expense (benefit)		14,108,141		46,025,580		(84,442,625)

Income tax expense (benefit)	Ps.	16,311,318	Ps.	46,755,101	Ps.	(82,992,554)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2004 and 2003 are presented below:

	2004
	Balances at beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Investments	Ps.	(184,170)	Ps.	184,170	Ps.	—
Accounts receivable		6,099,971		(3,697,590)		2,402,381
Other receivables and prepaid expenses		232,670		(339,172)		(106,502)
Inventory		(147,061)		—		(147,061)
Fixed assets		(9,025,257)		(1,218,127)		(10,243,384)
Intangible assets		(1,734,281)		1,237,186		(497,095)
Short-term and long-term debt		611,986		(681,840)		(69,854)
Other liabilities		1,521,859		(1,097,652)		424,207
Provisions		—		2,098,494		2,098,494
Tax loss carryforwards (i)		15,096,056		(10,736,948)		4,359,108
Valuation allowance		(298,383)		143,338		(155,045)

Net deferred income tax asset (liability)	Ps.	12,173,390	Ps.	(14,108,141)	Ps.	(1,934,751)

(i)	As of June 30, 2004 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 12.4 million, which expire at various dates beginning in 2005 and ending in 2009.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14.	Income taxes (continued)

Income tax expense (benefit) for the years ended June 30, 2004, 2003 and 2002 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	2004		2003		2002
Income tax expense (benefit) at statutory tax rate on pretax income (loss)	Ps.	12,497,449	Ps.	42,618,051	Ps.	(34,810,343)
Non-deductible expenses		1,606,662		4,836,124		2,018,238
Net loss in related companies		(3,879,640)		260,902		9,676,388
Change in valuation allowance		(143,338)		(1,117,840)		—
Inflation adjustment		6,252,192		(202,106)		(101,406,682)
Others, net		(22,007)		359,970		41,529,845

Income tax expense (benefit)	Ps.	16,311,318	Ps.	46,755,101	Ps.	(82,992,554)

15.	Issuance of Convertible Notes

On August 20, 2002 the Company issued US$ 50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes mature on July 19, 2006, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share . The conversion rate per U.S. dollar is the lesser amount of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of the Company’s common shares (Ps. 0.10). In the event all bondholders exercise their conversion right, the Company’s common shares would increase from 72.8 million to 217.9 million.

The issuance of the Convertible Notes was approved by the shareholders on December 4, 2001 and by the CNV on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002.

During fiscal years 2004 and 2003, holders of approximately US$ 0.8 million and US$ 0.2 million Convertible Notes exercised their conversion rights and, as a result, the Company issued 22,852,510 and 4,829,740 common shares, respectively. At June 30, 2004 the outstanding balance of Convertible Notes amounted to US$ 49.1 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the regulations of the SEC.

As discussed in Notes 2.c. and 3.j., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV resolutions represents a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

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

	Year ended June 30,
	2004		2003		2002
Reconciliation of net income (loss):
Net income (loss) as reported under Argentine GAAP	Ps.	18,837,540	Ps.	77,350,605	Ps.	(11,351,808)
US GAAP adjustments:
Revenue recognition from sales of development properties (Note 16.I.a)		—		—		220,772
Pre-operating and advertising expenses
-Original value (Note 16.I.c)		(561,090)		(181,963)		(406,541)
-Amortization (Note 16.I.c)		426,516		2,082,186		2,008,199
Software obtained for internal use (Note 16.I.d)		156,664		128,812		179,323
Amortization expense (Note 16.I.f)		4,826,542		4,827,055		(2,484,824)
Non-current investments in unconsolidated affiliated companies (Note 16.I.g)		1,752,963		197,438		(3,444,385)
Accounting for changes in interest in unconsolidated affiliated companies (Note 16.I.h)		—		—		(297,532)
Accounting for changes in interest in consolidated affiliated companies (Note 16.I.i)		—		(20,384)		—
Securitization accounting (Note 16.I.k)		(2,574,229)		5,244,746		(1,004,416)
Available-for-sale securities (Note 16.I.l)		159,930		(271,338)		(6,019)
Deferred charges (Note 16.I.m)		—		213,260		(62,359)
Amortization of fees related to the Senior Notes (Note 16.I.n)		597,117		503,664		(1,029,226)
Present-value accounting (Note 16.I.p)		(782,244)		1,281,622		—
Restoration of previously recognized impairment losses (Note 16.I.q)		(25,631,300)		(15,676,731)		—
Capitalization of interest costs (Note 16.I.r)		1,277,476		—		—
Deferred income tax (Note 16.I.s)		8,913,120		(10,993,063)		(147,026,476)
Minority interest (Note 16.I.t)		(147,904)		(828,755)		2,913,719

Net income (loss) under US GAAP	Ps.	7,251,101	Ps.	63,857,154	Ps.	(161,791,573)

Earnings per share under US GAAP (Note 16.II.k):
Basic net income (loss) per common share	Ps.	0.01	Ps.	0.09	Ps.	(0.23)
Diluted net income (loss) per common share	Ps.	0.01	Ps.	0.02	Ps.	(0.23)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

	As of June 30,
	2004		2003
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.	770,373,698	Ps.	759,250,907
US GAAP adjustments:
Appraisal revaluation of fixed assets (Note 16.I.b)		(3,952,571)		(3,952,571)
Pre-operating and advertising expenses
-Original value (Note 16.I.c)		(6,227,775)		(17,365,704)
-Accumulated amortization (Note 16.I.c)		4,566,326		15,838,829
Software obtained for internal use (Note 16.I.d)		(29,403)		(186,067)
Differences in basis relating to purchase accounting
-Original value (Note 16.I.e)		12,648,457		12,648,457
-Accumulated amortization (Note 16.I.f)		4,919,873		93,331
Non-current investments in unconsolidated affiliated companies (Note 16.I.g)		(2,485,277)		(4,238,240)
Securitization accounting (Note 16.I.k)		(1,387,448)		(813,198)
Amortization of fees related to the Senior Notes (Note 16.I.n)		(401,670)		(998,787)
Present-value accounting (Note 16.I.p)		499,378		1,281,622
Restoration of previously recognized impairment losses (Note 16.I.q)		(41,308,031)		(15,676,731)
Capitalization of interest costs (Note 16.I.r)		1,277,476		—
Deferred income tax (Note 16.I.s)		(145,850,027)		(154,119,130)
Minority interest (Note 16.I.t)		2,587,721		2,974,017

Shareholders’ equity under US GAAP	Ps	595,230,727	Ps.	594,736,735

Description of changes in shareholders’ equity under US GAAP:	Year ended June 30,
	2004		2003
Shareholders’ equity as of the beginning of the year	Ps.	594,736,735	Ps.	530,252,983
Cash dividends		(10,000,000)		—
Conversion of debt into common stock		2,285,251		484,542
Other comprehensive income		957,640		142,056
Net income under US GAAP		7,251,101		63,857,154

Shareholders’ equity as of the end of the year	Ps.	595,230,727	Ps.	594,736,735

a)	Revenue recognition issues

•	Revenue from sales of development properties

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

Following is a description of revenues from sales of development properties, their associated costs and related loss on Torres de Abasto unit contracts’ rescissions under US GAAP for the years ended June 30, 2004, 2003 and 2002, respectively.

	Year ended June 30,
	2004		2003		2002
Sales	Ps.	—	Ps.	462,020	Ps.	4,886,305
Costs		—		(699,141)		(6,060,260)
Torres de Abasto unit contracts’ rescissions	Ps.	—	Ps.	9,682	Ps.	60,394

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

a)	Revenue recognition issues (continued)

•	Other revenue recognition issues

As discussed in Note 3.a., certain of the Company’s lease contracts provide for the payment of additional rent based on a percentage of the tenant’s revenues. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, the Company does not have the inherent estimation process of a lessor that determines additional rent less frequently. Under Argentine GAAP, these contingent rents are not recognized until the required thresholds are exceeded. Under US GAAP, the Company considers that Emerging Issues Task Force 98-9 “Accounting for Contingent Rent” (“EITF 98-9”) is not applicable and that its accounting policy is consistent with the provisions of Staff Accounting Bulleting 101 (“SAB 101”) “Revenue Recognition”. As such, no difference exists between revenue recognized under Argentine GAAP and US GAAP.

As discussed in Note 3.a., certain of the Company’s lease contracts provide for schedule rent increases. Under US GAAP, the Company evaluated the guidance of FTB 85-3 and FTB 88-1 in accounting for its operating leases with scheduled rent increases. Under this guidance, rental income from leases with scheduled rent increases is to be recognized on a straight-line basis over the lease term. The Company determined that such guidance was not applicable for the Company’s lease operations. In reaching its conclusion, the Company has considered (i) that all of the Company’s lease contracts are cancelable as permitted under Argentine Law 24,808 (“Rentals Law”) provided that the lease has been in effect for at least six months and an insignificant penalty is paid by the tenant; and (ii) the level of past due lease accounts receivable and current delinquency rates.

b)	Appraisal revaluation of fixed assets

As discussed in Note 3.e., under Argentine GAAP, the Company recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore, this reserve has been reversed.

c)	Pre-operating and advertising expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre opening activities of the Company’s shopping centers. These costs are being amortized under the straight-line basis over 3 years. Under US GAAP, these costs are expensed as incurred.

In the past, under Argentine GAAP the Company also capitalized certain advertising and promotion costs related to certain shopping centers, which were amortized under the straight-line basis over 3 years. Under US GAAP, all of these costs were expensed as incurred.

d)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Company (i) expensed Ps. nil, Ps. nil and Ps. 0.2 million of capitalized software costs for the years ended June 30, 2004, 2003 and 2002, respectively, and (ii) reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.2 million, Ps. 0.1 million and Ps. 0.4 million for the years ended June 30, 2004, 2003 and 2002, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

e)	Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its acquisitions. Accordingly, the fair market value of the assets and liabilities acquired was estimated and the excess of the purchase price over the fair value is considered goodwill. The US GAAP adjustment for “Difference in basis relating to purchase accounting” reflects the application of certain US GAAP adjustments when estimating the fair value of such assets and liabilities.

f)	Amortization expense

The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP as described in Note 16.I.e. gave rise to differences in amortization expenses until June 30, 2002. Effective July 1, 2002 the Company adopted SFAS No. 142 and, as such, discontinued amortization of goodwill as from that date. As a result, the 2004 and 2003 US GAAP income adjustments represent the reversion of the amortization charges recorded under Argentine GAAP during those years.

g)	Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 1.8 million, Ps. 0.2 million and Ps. (3.4) million for the years ended June 30, 2004, 2003 and 2002, respectively. These adjustments relate principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting for certain assets and liabilities on a non-discounted basis, (iii) the reversal of a gain recognized under Argentine GAAP related to the restoration of a previously recognized impairment loss, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, (v) the accounting for available-for-sale securities, and (vi) the effect on deferred income taxes of the mentioned reconciled items, as appropriate.

h)	Accounting for changes in interest in unconsolidated affiliated companies

As discussed in Note 3.a, the Company formed E-Commerce Latina in December 1999. The issuance of stock by E-Commerce Latina to Telefónica decreased the Company’s percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina’s common stock issued under the transaction was substantially more than the Company’s carrying amount per share of E-Commerce Latina stock, thus triggering a change in the Company’s interest in E-Commerce Latina. Under Argentine GAAP, the change in the Company’s interest resulted in the recognition of a deferred gain of Ps. 9.8 million since E-Commerce Latina was in the early stage of development and the realizability of the gain was not assured. This gain was being amortized to income as the investee incurred operating losses. Under US GAAP, in accordance with Staff Accounting Bulletin (“SAB”) Topic 5H, as amended by SAB 84, the Company reflected the change of interest in E-Commerce Latina as a credit to additional paid-in-capital, and as a result, the amortized portion of deferred gain under Argentine GAAP was reversed. Amortization of deferred gain recognized under Argentine GAAP during fiscal year 2002 totaled Ps. 0.3 million.

i)	Accounting for changes in interest in consolidated affiliated companies

As discussed in Note 2.b., during fiscal year 2003 the Company acquired an additional 24% ownership interest in Alto Invest for a total consideration of Ps. 0.2 million. Under both Argentine GAAP and US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, was recognized in earnings. The difference with respect to the amount recognized under Argentine GAAP, totaling Ps. 20,384, relates to the effect of US GAAP adjustments at the date of acquisition. See Note 16.II.n, for the income statement classification difference of this gain.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

j)	Stock option agreement with CIM

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

Under US GAAP, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” in accounting for both stock option agreements. These Statements give the Company the option of either (i) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations while providing the disclosures required under SFAS No. 123, or (ii) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

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

The Company has determined that the stock options were granted, in substance, to compensate the management of Altocity.Com. In addition, as the exercise price is not known at date of grant, this option agreement is considered to be a “variable” plan. To date, no individual awards have been determined for participating employees under the option plan. At June 30, 2004, as the exercise price exceeds the estimated fair market value of Altocity.Com’s shares, no compensation expense has been recognized.

k)	Securitization Accounting

As discussed in Note 11, the Company entered into two-year revolving-period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, sold a portion of its customer credit card receivable balances to Trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent the certificates are sold to third parties, the related transferred balances qualify as sales for financial statement purposes and as such the receivables are removed from the Company’s consolidated balance sheet. The remaining receivables in the Trusts, which have not been sold to third parties, are reflected on the Company’s balance sheet as retained interests in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

k)	Securitization Accounting (continued)

Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements. Pursuant to certain agreements, in the past the Company remained the servicer on the accounts and received a fee for the services performed. Income from servicing activities was recognized as services were performed.

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

The following summarizes the Company’s securitization activity:

	Year ended June 30,
	2004		2003		2002
Proceeds from securitizations	Ps.	65,479,141	Ps.	4,950,000	Ps.	108,121,681
Servicing fees received		—		—		121,936

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

The following summarizes the changes in the balance of the Company’s retained interest for the years ended June 30, 2004, 2003 and 2002:

k)	Securitization Accounting (continued)

	Cost		Estimated unrealized gain (loss) (i)		Fair value
Balance at June 30, 2001	Ps.	15,648,615	Ps.	4,240,776	Ps.	19,889,391
Change in unrealized loss		—		(12,321,722)		(12,321,722)

Balance at June 30, 2002	Ps.	15,648,615	Ps.	(8,080,946)	Ps.	7,567,669
Liquidation of retained interest		(10,455,149)		5,705,404		(4,749,745)
Change in unrealized loss		—		(840,982)		(840,982)

Balance at June 30, 2003	Ps.	5,193,466	Ps.	(3,216,524)	Ps.	1,976,942
Increase in retained interest		5,903,139		—		5,903,139
Change in unrealized gain		—		1,999,979		1,999,979

Balance at June 30, 2004	Ps.	11,096,605	Ps.	(1,216,545)	Ps.	9,880,060

(i) As stated above, as the Company considered the decline in fair value as “other than temporary” unrealized losses at June 30, 2002 and 2003 had been recognized in earnings. Unrealized gains for the year ended June 30, 2004 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity. Such amount has been offset by a deferred tax expense of Ps. 0.7 million.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at 23%. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2003 to changes to key assumptions:

	Impact on fair value of
	5% adverse change		10% adverse change
Discount rate 23%	Ps.	(383,485)	Ps.	(728,983)

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

l)	Available-for-sale securities

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

m)	Deferred charges

Under Argentine GAAP, the Company had capitalized certain costs, which were amortized on a straight-line method over 3 years. Under US GAAP, such costs were expensed as incurred.

n)	Amortization of fees related to the Senior Notes

Under Argentine GAAP, fees and expenses relating to the Senior Notes are being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs are being amortized over the same period using the effective interest method of amortization. As discussed in Note 8(i), the Company redeemed a portion of its Notes and Senior Notes during fiscal years 2003, 2002 and 2001. Under both Argentine GAAP and US GAAP, the Company expensed the unamortized portion of fees and expenses related to the redeemed obligations.

o)	Accounting for derivatives and hedging activities

As discussed in Notes 3.r. and 12, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and to lower its overall borrowing costs. Under Argentine GAAP, the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings.

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

As a result, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

p)	Present-value accounting

As indicated in Note 3.v, under Argentine GAAP, asset tax credits have been measured based on the best estimate of the amount receivable discounted at the interest rate applicable to freely available saving accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. Under US GAAP, present valuing or discounting of these assets is precluded.

q)	Restoration of previously recognized impairment losses

As discussed in Notes 3.d. and 3.e., as a result of an increase in fair market values and as required by Argentine GAAP, during fiscal years 2003 and 2004 the Company partially reversed certain impairment charges that the Company had recognized during fiscal year 2002. Amounts reversed during fiscal years 2003 and 2004 amounted to Ps. 15.7 million and Ps. 26.9 million, respectively. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for fiscal year 2004 amounted to Ps. 1.3 million and is shown netted against the reversal of the restored impairment under Argentine GAAP.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

r)	Capitalization of interest costs

As discussed in Note 3.e., the Company resumed the Rosario development project during fiscal year 2004. However, under Argentine GAAP no interest costs were capitalized during fiscal year 2004 since the Company had recognized an impairment charge related to this project during fiscal year 2003 which was partially reversed during fiscal year 2004 up to the limit of its estimated fair value at year-end.

Under US GAAP, as indicated in Note 16.I.q, the Company did not reverse the impairment charges originally recorded. Since the Rosario development project is a qualifying asset under SFAS 34, “Capitalization of Interest Cost” during fiscal year 2004 the Company capitalized Ps. 1.3 million of interest costs.

s)	Deferred income tax

As discussed in Note 3.j, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

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

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

t)	Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

u)	Accounting for convertible securities

As indicated in Note 15, in August 2002 the Company issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Similar accounting treatment was adopted under Argentine GAAP.

II. Additional disclosure requirements

a)	Segment information

As described in Note 9, under Argentine GAAP the Company is required to disclose segment information in accordance with RT 18. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”. See Note 9 for details of the Company’s segment information.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

b)	Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next years, as of June 30, 2004, are as follows:

2005	Ps.	94,580,345
2006		—
2007		145,064,875

	Ps.	239,645,220

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

Included in lease revenues for the years ended June 30, 2004, 2003 and 2002 were contingent rentals of Ps. 16.6 million, Ps. 10.8 million and Ps. 6.0 million, respectively.

d)	Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

Donations: On October 31, 1997, the Company’s Board of Directors agreed to enter into an agreement with Fundacion IRSA, a charitable, not-for profit corporation of which Eduardo S. Elsztain is a Director and his wife is the President, whereby the Company granted to Fundación IRSA, the right to use 3,800 square meters of constructed area in Abasto for no charge for a period of 30 years. This area is used for a children’s museum called Museo de los Niños - Abasto, which is an interactive learning center for both children and adults. The museum opened in April 1999 and the Company expects that the children’s museum attracts additional customers to Abasto.

As of June 30, 2002, 2003 and 2004 donations to Fundación IRSA amounted to Ps. 0.1 million, Ps. 1.7 million and Ps. 2.4 million, respectively.

Loans from major shareholders: In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, the Company entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 the Company’s debt with IRSA and Parque Arauco S.A. in relation to those loan agreements was Ps. 45.6 million and Ps. 22.9 million respectively. In addition between May and July 2002, IRSA and Parque Arauco S.A. granted to the Company loans for US$ 10.1 million and US$ 4.9 million, respectively. Those loans granted by IRSA and Parque Arauco were used to subscribe for US$ 27.2 million and US$ 15.2 million, respectively, the Company’s offering of its US$ 50.0 million Convertible Notes, on August 20, 2002.

Repurchase agreement entered with the Company’s major shareholders: On February 17, 2003, the Company entered into a repurchase agreement with IRSA and Parque Arauco Argentina S.A. pursuant to which they granted the Company loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, the Company made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Notes with IRSA and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. On December 6, 2003, the Company agreed to repurchase the securities at a price of Ps. 4.5 million and Ps. 2.3 million to IRSA and Parque Arauco S.A., respectively. The Company expects to obtain a renewal upon expiration.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

d)	Disclosure of related parties transactions (continued)

Lease of office property: From December 2001 to December 2003, Cresud S.A.C.I.F.y A. (“Cresud”) subleased its headquarters from the Company. Cresud paid a monthly rent of Ps. 2,541. The agreement was terminated as a result of Cresud moving its headquarters.

As from December 2003, the Company leases its headquarters and ten parking spaces from Inversora Bolivar S.A. (“Inversora Bolivar”), a subsidiary of IRSA. The agreement has an initial duration of 60 months with an extension option of 36 additional months. The Company pays a monthly rent of US$ 5,958, with a grace period of two months. Certain directors of the Company are also directors of Inversora Bolivar.

Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

Options to Purchase Shares of Altocity.Com S.A.: see Note 16.I.j.

Legal services: During the years ended June 30, 2004, 2003 and 2002, the law firm Zang, Bergel & Viñes provided the Company legal services amounting to Ps. 0.7 million, Ps. 0.9 million and Ps. 1.3 million, respectively. The Company’s directors Saúl Zang, Juan M. Quintana and Juan C. Quintana Terán are members of the law firm Zang, Bergel & Viñes.

e)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 16.II.f) for details of concentration of credit risk.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

e)	Disclosure about fair value of financial instruments (continued)

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2004 and 2003 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of mutual funds, to be cash and cash equivalents. The carrying amount reported in the consolidated balance sheet approximates their fair value.

Mortgages and leases receivable, net

The carrying amount of mortgages and leases receivables reported in the consolidated balance sheet approximates its fair value.

Accounts and notes receivable, net

Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Retained interest in transferred credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2004 and 2003, the fair value of retained interests in transferred credit card receivables amounted to Ps. 9.9 million and Ps. 2.0 million, respectively.

Accounts and notes payable

The carrying amount of accounts and notes payable reported in the consolidated balance sheet approximates its fair value.

Short-term debt

The carrying amount of short-term debt reported in the consolidated balance sheet approximates fair value due to its short-term nature.

Long-term debt

As of June 30, 2004 and 2003, except for the Company´s Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates its fair value.

The fair value of the Company´s Convertible Notes was Ps. 508.0 million and Ps. 348.9 million as of June 30, 2004 and 2003, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the consolidated balance sheet approximates fair value due to their short-term nature.

Interest rate swap agreement

The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2004 and 2003, the fair market value of the swap agreement was Ps. (134.3) million and Ps. (131.8) million, respectively. The swap agreement is carried at fair market value on the consolidated balance sheet.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

f)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk primarily consist of cash and current investments. The Company places its cash and current investments in high quality financial institutions that are located in Argentina and United States of America. The Company’s policy is to limit the exposure with any one institution.

As of June 30, 2004 and 2003, approximately Ps. 65.8 million and Ps. 25.5 million included in the cash balances were held with 26 institutions, respectively. The Company has not experienced any significant losses in such accounts.

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

As of June 30, 2004 the Company has sold credit card receivables of Ps. 108.2 million through securitization transactions, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 18.7 million (equity value) and a Ps. 0.8 million escrow reserves for losses.

g)	Recently issued accounting standards

In August, 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company adopted the provisions of SFAS No. 143 effective July 1, 2003. The provisions of SFAS No. 143 did not have any impact on the Company’s consolidated financial statements.

On May 1, 2002, the FASB issued SFAS No. 145 “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002” (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. The Company adopted the provisions of this standard on April 1, 2002. As a result, gains and losses on extinguishment of debt are no longer reported as extraordinary items.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions became effective for the Company for fiscal year 2003 for all arrangements entered into after January 31, 2003. With respect to those arrangements entered into prior to February 1, 1003, the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which provides technical corrections and extended the effective date of FIN 46. The Company fully adopted FIN 46R for fiscal year 2004. The provisions of FIN 46 and FIN 46R did not have any impact on the Company’s consolidated financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. As the Company only has an interest rate swap agreement outstanding, which does not qualify for hedge accounting under SFAS No. 133, the adoption of SFAS 149 did not have any impact on the Company’s consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

g)	Recently issued accounting standards (continued)

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of SFAS No. 150 effective July 1, 2003. As the Company does not have any issued financial instrument within the scope of SFAS No. 150 (the Company’s Convertible Notes are out of the scope), the provisions of SFAS No. 150 did not have any impact on the Company’s consolidated financial statements.

During December 2003, the SEC issued Statement of Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which revised and rescinded portions of SAB 101. The issuance of SAB 104 did not impact the Company’s revenue recognition policies.

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

Real estate market operating risks: The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed (Coto Residential Project, Rosario Project and Alcorta Plaza Project), could have a material adverse effect on the Company.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

h)	Risks and uncertainties (continued)

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

No interest costs were capitalized during the years ended June 30, 2004, 2003 and 2002 under Argentine GAAP. As described in Note 16.I.r, under US GAAP the Company capitalized Ps. 1.3 million of interest costs during the year ended June 30, 2004. No interest costs were capitalized under US GAAP for the years ended June 30, 2003 and 2002.

j)	Statements of cash flows

Under Argentine GAAP, the Company is required to present the statements of cash flows in the primary financial statements in accordance with RT 9, as amended. Guidance set forth in RT 9 (as amended) is similar to the guidelines set forth in SFAS No. 95 “Statement of Cash Flows” (SFAS No. 95).

As described in Note 3.b., the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences do exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers.

Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the year shown in the consolidated statements of cash flows:

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

j)	Statements of cash flows (continued)

	As of June 30,
	2004	2003	2002
Cash and banks	43,925,295	22,973,645	14,430,077
Current investments	31,348,394	13,014,036	10,322,962

Total cash and banks and current investments as per balance sheet	75,273,689	35,987,681	24,753,039
Less: Items not considered cash and cash equivalents
- Retained interest in transferred credit card receivable	6,676,928	4,719,057	8,293,817
- Government bonds	300,294	2,981,305	—

Cash and cash equivalents as shown in the statement of cash flows	68,296,467	28,287,319	16,459,222

Under Argentine GAAP, all costs incurred in the development of software for internal use were reported as cash flows from investing activities. Under US GAAP, certain of these costs were not capitalized and accordingly would be classified as cash flows from operating activities. In addition, under Argentine GAAP neither the effect of exchange rate changes on cash and cash equivalents, nor the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the consolidated statements of cash flows under US GAAP:

	Year ended June 30,
	2004		2003		2002
Net cash provided by operating activities	Ps.	76,354,844	Ps.	44,625,369	Ps.	66,635,812
Net cash used in investing activities		(17,719,923)		(3,349,014)		(3,506,063)
Net cash used in financing activities		(20,603,120)		(27,737,419)		(54,330,607)
Effect of exchange rate changes on cash and cash equivalents		1,977,347		1,699,659		(53,063)
Effects of inflation accounting on cash and cash equivalents	Ps.	—	Ps.	(3,410,498)	Ps.	(13,502,425)

k)	Earnings per share

Under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 13 to the consolidated financial statements disclose the computation of basic and diluted net income (loss) per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No. 128). See Note 3.x, for details. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all years presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

As discussed in Note 16.II.n, under US GAAP the Company recorded an extraordinary gain amounting to Ps. 425,761 during fiscal year 2003. The effect of the extraordinary gain on the computation of basic and diluted net income per share is Ps. 0.0006 and Ps. 0.0002, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

k)	Earnings per share (continued)

The following tables set forth the computation of basic and diluted net income (loss) per common share under US GAAP for all periods presented:

	Year ended June 30,
	2004		2003		2002
Numerator:
Net income (loss) available to common shareholders	Ps.	7,251,101	Ps.	63,857,154	Ps.	(161,791,573)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		—		14,636,950		—
Foreign currency exchange loss (gain) related to the Convertible Notes		—		(41,774,272)		—
Income tax effects		—		9,498,063		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	7,251,101	Ps.	46,217,895	Ps.	(161,791,573)

Denominator:
Weighted-average number of shares outstanding		716,436,002		701,016,763		700,000,000
Plus: incremental shares of assumed conversions:
Convertible debt		—		1,326,531,395		—

Adjusted weighted-average number of shares	Ps.	716,436,002	Ps.	2,027,548,158		700,000,000

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.01	Ps.	0.09	Ps.	(0.23)
Diluted net income (loss) per common share		0.01		0.02		(0.23)

Diluted net income per share for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported amount of net income per share. The weighted-average number of potential common shares for the year ended June 30, 2004 totaled 1,451,354,820.

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

m)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified either as current or non-current, principally depending on the expected settlement dates. Under US GAAP, real estate enterprises generally do not present a classified balance sheet.

Under Argentine GAAP, the net deferred tax position has been classified as a non-current other receivable or as a non-current tax payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the deferred taxes are classified according to the expected reversal date of the temporary differences. As of June 30, 2004 and 2003, Ps. 5.7 million and Ps. 12.9 million, respectively, would have been classified as current assets; Ps. 1.6 million and Ps. 11.2 million, respectively, would have been classified as non-current assets; Ps. nil and Ps. 0.8 million, respectively, would have been classified as current liabilities; and Ps. 9.3 million and Ps. 11.1 million, respectively, would have been classified as non-current liabilities.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

n)	Statement of income classification differences

Gross revenue tax

Under Argentine GAAP, only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should be presented as operating costs, i.e. gross revenue taxes.

Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues. Net sales under US GAAP would have been Ps. 137.3 million, Ps. 109.8 million and Ps. 190.8 million for the years ended June 30, 2004, 2003 and 2002, respectively.

Operating income

Under US GAAP, certain expense items included in the Argentine GAAP financial statements of the Company within “Other (expense) income, net” and “Financial results, net” would have been included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other (expense) income, net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded. Operating income (loss) under US GAAP but using Argentine GAAP numbers would have been Ps. 63.6 million, Ps. 15.1 million and Ps. (60.7) million for the years ended June 30, 2004, 2003 and 2002, respectively.

Extraordinary items

As discussed in Note 16.I.i), during 2003 the Company acquired an additional 24% ownership interest in Alto Invest. Under US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, totaling Ps. 425,761 would have been recognized as an extraordinary item.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

o)	Equity investments

The investments in Pérez Cuesta and E-Commerce Latina are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses. The Company’s share of the losses of these affiliates was Ps. 1.1 million, Ps. 12.1 million and Ps. 4.9 million during the years ended June 30, 2004, 2003 and 2002, respectively, and its investment in these companies totaled Ps. 7.2 million at June 30, 2004 and Ps. 8.5 million at June 30, 2003. Summarized financial information of these affiliates (on a 100% basis) is as follows:

Pérez Cuesta	As of June 30,
	2004		2003
Current assets	Ps.	3,182,360	Ps.	2,550,914
Non-current assets		91,170,760		93,579,268

Total assets		94,353,120		96,130,182

Current liabilities		34,235,370		29,441,403
Non-current liabilities		32,778,982		36,910,287

Total liabilities		67,014,352		66,351,690

Shareholders’ equity	Ps.	27,338,768	Ps.	29,778,492

	For the year ended June 30,
	2004		2003
Sales	Ps.	7,704,964	Ps.	5,824,332
Operating income (loss)		1,143,242		(1,902,590)
Net loss	Ps.	(1,367,331)	Ps.	(5,469,589)

As of June 30, 2004 and 2003, accumulated losses of Pérez Cuesta totaled Ps. 5.0 million and Ps. 3.6 million, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

o)	Equity investments (continued)

E-Commerce Latina	As of June 30,
	2004		2003
Current assets	Ps.	1,912,604	Ps.	3,661,055
Non-current assets		1,922,256		2,013,001

Total assets		3,834,860		5,674,056

Current liabilities		947,110		649,328
Non-current liabilities		17,640		—

Total liabilities		964,750		649,328

Minority interest		35		(773,689)

Shareholders’ equity	Ps.	2,870,075	Ps.	5,798,417

	For the year ended June 30,
	2004		2003
Sales	Ps.	1,684,519	Ps.	698,258
Operating loss		(2,171,410)		(4,140,056)
Net loss	Ps.	(2,928,342)	Ps.	(6,506,913)

As of June 30, 2004 and 2003 accumulated losses of E-Commerce Latina totaled Ps. 41.1 million and Ps. 38.2 million, respectively.

p)	Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its investments in mutual funds as well as its investments in government bonds outstanding at June 30, 2004 as available-for-sale securities. At June 30, 2003 certain government bonds had been classified as held-to-maturity since the Company had the intent and ability to hold such securities until maturity. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2004 and 2003 were as follows:

	2004			2003
Instrument	Cost	Unrealized gain	Market value	Cost	Unrealized gain	Market value
Mutual funds	24,336,022	35,150	24,371,172	5,299,257	14,417	5,313,674
Government bonds	191,327	108,967	300,294	1,330,479	289,630	1,620,109

Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2004 and 2003 were Ps. 55.3 million and Ps. 32.3 million, respectively. Gross gains of Ps. 0.1 million and Ps. 0.1 million for the years ended June 30, 2004 and 2003, respectively, were realized on those sales.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

q) Comprehensive income (loss)

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

	Year ended June 30,
	2004		2003		2002
Net income (loss) under US GAAP	Ps.	7,251,101	Ps.	63,857,154	Ps.	(161,791,573)
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities of consolidated subsidiaries (net of minority interest and income taxes of Ps. 21,605 and Ps. 55,976, respectively, for 2004; Ps. 34,314 and Ps. 94,968, respectively, for 2003; and Ps. 1,825 and Ps. 2,107, respectively, for 2002)		(82,349)		142,056		2,087
Net change in unrealized holding gain on available-for-sale securities of equity investments (net of income taxes of Ps. nil)		—		—		(21,371)
Net change in unrealized holding gain on retained interest in transferred credit card receivables (net of income taxes and minority interest of Ps. 699,993 and Ps. 259,997, respectively, for 2004; Ps. 1,484,272 and Ps. 551,302, respectively, for 2002)		1,039,989		—		(2,205,203)

Comprehensive income (loss)	Ps.	8,208,741	Ps.	63,999,210	Ps.	(164,016,060)

	As of June 30,
	2004		2003		2002
Unrealized holding gains on available-for-sale securities of consolidated subsidiaries		76,716		159,065		17,009
Unrealized holding gains on retained interest in transferred credit card receivables		1,039,989		—		—

Accumulated other comprehensive income	Ps.	1,116,705	Ps.	159,065	Ps.	17,009

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

r) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2004 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land		Buildings and improvement		Impairment		Transfers		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Date of construction	Date acquired	Life on which depreciation in latest statements of income is computed
Shopping centers:
- Abasto		Ps.	9,752,107	Ps	241,646,684	Ps.	—	Ps.	—	Ps.	169,570		Ps.241,816,254	Ps.	251,568,361	Ps.	48,295,568	November,1998	n/a	31
- Alto Palermo			8,693,768		396,787,725		—		—		60,080		396,847,805		405,541,573		176,424,271	October, 1990	November,1997 and March, 1998	23
- Alto Avellaneda			17,348,759		159,116,047		—		—		114,910		159,230,957		176,579,716		69,246,369	October, 1995	November and December, 1997	19
- Paseo Alcorta			8,066,295		96,574,264		—		—		181,356		96,755,620		104,821,915		35,818,897	June, 1992	June, 1997	22
- Alto Noa			356,752		42,599,203		(3,222,436)		—		56,150		39,432,917		39,789,669		10,201,082	September, 1994	March,1995, September, 1996 and January, 2000	23
- Patio Bullrich			8,418,811		150,291,482		—		—		416,674		150,708,156		159,126,967		37,448,583	September, 1988	October, 1998	23
- Buenos Aires Design			—		48,890,520		—		—		23,700		48,914,220		48,914,220		25,533,648	Between November and December, 1993	November, 1997	20
Caballito			8,821,673		27,726,483		(6,830,711)		—		—		20,895,772		29,717,445		—	Under construction	October, 1998	n/a
Rosario Project			41,100,446		15,166,471		(3,488,799)		(15,383,391)		16,269,405		12,563,686		53,664,132		—	Under construction	August, 1998	n/a
Neuquén	Mortgage		3,313,623		8,852,212		(2,183,120)		—		—		6,669,092		9,982,715		—	Under construction	September, 1999	n/a
Other			1,151,113		11,001,730		(367,953)		—		—		10,633,777		11,784,890		710,801	n/a	n/a	n/a

Total		Ps.	107,023,347	Ps.	1,198,652,821	Ps.	(16,093,019)	Ps.	(15,383,391)	Ps.	17,291,845	Ps.	1,184,468,256	Ps.	1,291,491,603	Ps.	403,679,219

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

r)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2004			2003
Balance, beginning of the year	Ps.	1,264,055,325		Ps.	1,241,152,977
Additions during the year:
Improvements		17,291,845			835,897
Transfers from leasehold improvements		—			8,655,669
Transfers from intangible assets		30,890			112,231
Transfers from work-in-progress leasehold improvements		—			77,371
Amortization of impairment		1,606,941			2,888,218
Recovery of impairment (1)		23,920,883			15,572,935

	Ps.	1,306,905,884		Ps.	1,269,295,298

Deductions during the year:
Transfers to inventory		(15,414,281	) (2)		(17,210)
Impairment		—			(5,222,763	) (2)

	Ps.	(15,414,28	1)	Ps.	(5,239,973)

Balance, end of the year	Ps.	1,291,491,603		Ps.	1,264,055,325

(1)	As of June 30, 2004 includes Ps. 9,920,738 related to Alto Avellaneda, Ps. 7,078,879 related to Alto Noa, Ps. 3,717,444 related to Caballito, Ps. 1,443,781 related to Neuquén, Ps. 1,277,477 related to Rosario and Ps. 482,564 related to other properties.

As of June 30, 2003 includes Ps. 12,621,297 related to Alto Avellaneda, Ps. 2,615,689 related to Alto Noa, Ps. 146,624 related to Caballito, Ps. 19,394 related to Neuquén and Ps. 169,931 related to other properties.

(2)	Related to Rosario Project.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

s)	Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2004 prepared in accordance with SEC S-X 12-29.

	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None		127,677		82,150	None
Customer B	16%	December 2006	Monthly	None		84,750		41,398	None
Customer C	16%	December 2014	Monthly	None		79,960		71,485	None
Customer D	14%	May 2014	Monthly	None		77,163		85,172	None
Customer E	12%	September 2009	Monthly	None		76,000		51,360	None
Customer F	16%	October 2009	Monthly	None		74,214		58,256	None
Customer G	12%	April 2015	Monthly	None		72,801		63,843	None
Customer H	14%	June 2014	Monthly	None		70,165		79,660	None
Customer I	16%	June 2014	Monthly	None		69,300		61,088	None
Customer J	15%	December 2009	Monthly	None		65,910		86,297	None
Customer K	14%	June 2009	Monthly	None		60,000		47,761	None
Customer L	15%	May 2009	Monthly	None		59,200		39,429	None
Customer M	14%	April 2014	Monthly	None		57,802		50,011	None
Customer N	16%	February 2010	Monthly	None		57,539		46,089	None
Customer O	12%	April 2015	Monthly	None		53,173		46,627	None
Customer P	14%	February 2014	Monthly	None		51,750		45,173	None
Customer Q	14%	February 2014	Monthly	None		49,908		49,181	None
Customer R	14%	March 2014	Monthly	None		47,844		41,037	None
Mortgage Receivables under Ps. 30,000	14-16%	July 2003-April 2009	Monthly	None		88,800		17,126	None
Mortgages Receivables Ps. 30,000-Ps. 49,999	12-17%	July 2003-May 2009	Monthly	None		194,940		82,086	None
Mortgages Receivables Ps. 50,000-Ps. 69,999	9-14%	December 2006-January 2015	Monthly	None		182,368		21,479	None

					Ps.	1,701,264	Ps.	1,166,708

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Differences between Argentine GAAP and US GAAP (continued)

s)	Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2004		2003
Balance, beginning of the years	Ps.	1,464,745	Ps.	1,875,196
Deductions during the years:
Collections of principal		(298,037)		(410,451)	(1)

Balance, end of years	Ps.	1,166,708	Ps.	1,464,745

(1)	Includes exposure to inflation of Ps. 206,427.

17.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Goodwill, net

d. Allowances and provisions

e. Cost of leases and services, credit card operations and others

f. Foreign currency assets and liabilities

g. Other expenses

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17.	Other financial statement information (continued)

a.	Fixed assets, net

	Original value											Depreciation													Net carrying value as of June 30,
Principal account	Value as of beginning of year		Additions		Deductions		Transfers			Value as of end of year		Accumulated as of beginning of year		Current year						Accumulated as of end of year		Impairment			2004		2003
														Decrease		Transfers		Amount (1)
Properties:
Shopping Centers:
-Abasto	Ps.	251,398,791	Ps.	169,570	Ps.	—	Ps.	—		Ps.	251,568,361	Ps.	40,550,495	Ps.	—	Ps.	—	Ps.	7,745,073	Ps.	48,295,568	Ps.	—		Ps.	203,272,793	Ps.	210,848,296
-Alto Palermo		405,481,493		60,080		—		—			405,541,573		158,003,537		—		—		18,420,734		176,424,271		—			229,117,302		247,477,956
-Alto Avellaneda		176,464,806		114,910		—		—			176,579,716		60,442,747		—		—		8,803,622		69,246,369		—			107,333,347		105,133,444
-Paseo Alcorta		104,640,559		181,356		—		—			104,821,915		31,950,982		—		—		3,867,915		35,818,897		—			69,003,018		72,689,577
-Alto NOA		42,955,955		56,150		—		—			43,012,105		8,216,675		—		—		1,984,407		10,201,082		3,222,436			29,588,587		23,810,474
-Buenos Aires Design		48,890,520		23,700		—		—			48,914,220		23,050,456		—		—		2,483,192		25,533,648		—			23,380,572		25,840,064
-Patio Bullrich		158,461,876		57,620		—		—			158,519,496		30,907,527		—		—		6,541,056		37,448,583		—			121,070,913		127,554,349
-Neuquén		10,321,414		—		—		—			10,321,414		—		—		—		—		—		2,183,120			8,138,294		6,694,513
Rosario plots of land		41,100,446		—		—		(15,414,281)	(3)		25,686,165		—		—		—		—		—		—			25,686,165		41,100,446
Caballito plots of land		8,821,673		—		—		—			8,821,673		—		—		—		—		—		—			8,821,673		8,821,673
Other		12,152,843		—		—		—			12,152,843		547,871		—		—		162,930		710,801		367,953			11,074,089		10,742,882
Leasehold improvements		4,240,379		1,159,448		—		—			5,399,827		3,814,807		—		—		467,061		4,281,868		—			1,117,959		425,572
Facilities		11,858,402		160,928		—		—			12,019,330		9,687,568		—		—		902,528		10,590,096		—			1,429,234		2,170,834
Furniture and fixtures		11,430,168		477,351		—		—			11,907,519		9,470,784		—		—		629,883		10,100,667		—			1,806,852		1,959,384
Vehicles		125,341		—		(45,612)		—			79,729		125,341		(45,612)		—		—		79,729		—			—		—
Computer equipment		13,376,510		981,458		—		—			14,357,968		10,863,732		—		—		1,280,326		12,144,058		—			2,213,910		2,512,778
Software		4,680,183		326,096		—		—			5,006,279		3,436,022		—		—		810,354		4,246,376		—			759,903		1,244,161
Work-in-progress:
-Rosario		15,166,471		9,340,068		—		30,890	(4)		24,537,429		—		—		—		—		—		3,488,799			21,048,630		10,400,195
-Caballito		27,726,483		—		—		—			27,726,483		—		—		—		—		—		6,830,711			20,895,772		17,178,328
-Neuquén		1,844,421		—		—		—			1,844,421		—		—		—		—		—		—			1,844,421		1,844,421
-Patio Bullrich		248,417		359,054		—		—			607,471		—		—		—		—		—		—			607,471		248,417
Other		1,572		—		—		—			1,572		1,572		—		—		—		1,572		—			—		—
-Suppliers advances-Rosario		—		6,929,337		—		—			6,929,337		—		—		—		—		—		—			6,929,337		—

Total as of June 30, 2004	Ps.	1,351,388,723	Ps.	20,397,126	Ps.	(45,612)	Ps.	(15,383,391)		Ps.	1,356,356,846	Ps.	391,070,116	Ps.	(45,612)	Ps.	—	Ps.	54,099,081	Ps.	445,123,585	Ps.	16,093,019	(5)	Ps.	895,140,242	Ps.	—

Total as of June 30, 2003	Ps.	1,348,879,341	Ps.	2,447,987	Ps.	(33,626)	Ps.	95,021	(2)	Ps.	1,351,388,723	Ps.	336,419,341	Ps.	(33,626)	Ps.	—	Ps.	54,684,401	Ps.	391,070,116	Ps.	41,620,843	(6)	Ps.	—	Ps.	918,697,764

(1)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses” (Note 17.g.), except for Ps. 127,391 which are expensed.

(2)	Includes Ps. 112,231 reclassified from intangible assets and Ps. 17,210 reclassified to inventory.

(3)	Reclassified to inventory.

(4)	Reclassified from intangible assets.

(5)	Net of the amortization of the year of Ps. 1,606,941. See Note 17.g.

(6)	Net of the amortization of the year of Ps. 2,888,218. See Note 17.g.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17.	Other financial statement information (continued)

b.	Intangible assets, net

	Original value											Amortizations												Net carrying value as of June 30,
														Current year
Principal account	Value as of beginning of year		Additions		Deductions		Transfers			Value as of end of year		Accumulated as of beginning of year		Decreases		Transfers		Amount (1)		Accumulated as of end of year		Impairment		2004		2003
Trademarks	Ps.	587,916	Ps.	—	Ps.	(20,332)	Ps.	6,384		Ps.	573,968	Ps.	253,496	Ps.	(20,332)	Ps	—	Ps.	66,588	Ps.	299,752	Ps.	21,718	Ps.	252,498	Ps.	267,137
Expenses related to the securitization of receivables		6,975,576		—		—		287			6,975,863		6,641,011		—		(192,380)		522,650		6,971,281		—		4,582		334,565
Preoperating expenses		15,826,977		598,651		(10,160,292)		(37,561)			6,227,775		12,791,292		(10,160,292)		192,380		234,136		3,057,516		1,508,810		1,661,449		1,526,875
- Torres Abasto		4,167,541		—		(4,167,541)		—			—		4,128,786		(4,167,541)		—		38,755		—		—		—		38,755
- Abasto		1,538,727		—		(1,538,727)		—			—		1,538,727		(1,538,727)		—		—		—		—		—		—
Investment projects
- Multiespacio		90,112		—		(90,112)		—			—		90,112		(90,112)		—		—		—		—		—		—
Tenant list Patio Bullrich		4,706,707		—		(4,706,707)		—			—		4,471,413		(4,706,707)		—		235,294		—		—		—		235,294
Other		159,777		—		(159,777)		—			—		102,081		(159,777)		—		57,696		—		—		—		—

Total as of June 30, 2004	Ps.	34,053,333	Ps.	598,651	Ps.	(20,843,488)	Ps.	(30,890	)(2)	Ps.	13,777,606	Ps.	30,016,918	Ps.	(20,843,488)	Ps.	—	Ps.	1,155,119(3)	Ps.	10,328,549	Ps.	1,530,528(5)	Ps.	1,918,529	Ps.	—

Total as of June 30, 2003	Ps.	70,447,802	Ps.	613,624	Ps.	(36,895,862)	Ps.	(112,231	)(2)	Ps.	34,053,333	Ps.	62,152,709	Ps.	(36,895,790)	Ps.	—	Ps.	4,759,999(4)	Ps.	30,016,918	Ps.	1,633,789	Ps.	—	Ps.	2,402,626

(1)	The allocation of annual amortization charges in the statements of income is included in “Other expenses” (Note 17.g.).

(2)	Reclassified to fixed assets.

(3)	Includes Ps. 522,650 allocated in “Net income (loss) in credit card trust”.

(4)	Includes Ps. 3,104,901 allocated in “Net income (loss) in credit card trust”.

(5)	Net of the amortization of the year of Ps. 69,262. See Note 17.g.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17.	Other financial statement information (continued)

c.	Goodwill, net

	Original value				Amortizations						Net carrying value as of June 30,
Principal account	Value as of beginning of year		Value as of end of year		Accumulated as of beginning of year		Amount (1)		Accumulated as of end of year		2004		2003
- Old Alto Palermo	Ps.	24,628,438	Ps.	24,628,438	Ps.	14,161,487	Ps.	2,462,712	Ps.	16,624,199	Ps.	8,004,239	Ps.	10,466,951
- Tarshop S.A		2,422,536		2,422,536		1,211,280		242,241		1,453,521		969,015		1,211,256
- Fibesa S.A		21,217,024		21,217,024		6,365,221		2,121,589		8,486,810		12,730,214		14,851,803

Total as of June 30, 2004	Ps.	48,267,998	Ps.	48,267,998	Ps.	21,737,988	Ps.	4,826,542	Ps.	26,564,530	Ps.	21,703,468	Ps.	—

Total as of June 30, 2003	Ps.	48,267,998	Ps.	48,267,998	Ps.	16,910,933	Ps.	4,827,055	Ps.	21,737,988	Ps.	—	Ps	.26,530,010

(1)	The allocation of annual amortization charges in the statements of income is included in “ Amortization of goodwill”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17.	Other financial statement information (continued)

d.	Allowances and provisions

								Carrying value as of June 30,
Item	Balances as of begining of year		Additions		Deductions			2004		2003		2002
Deducted from current assets
Allowance for doubtful accounts	Ps.	45,332,888	Ps.	233,751	Ps.	(11,505,078)	(1)	Ps.	34,061,561	Ps.	45,332,888	Ps.	56,425,789

Total as of June 30, 2004	Ps.	45,332,888	Ps.	233,751	Ps.	(11,505,078)		Ps.	34,061,561	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	56,425,789	Ps.	11,344,462	Ps.	(22,437,363)	(2)	Ps.	—	Ps.	45,332,888	Ps.	—

Total as of June 30, 2002	Ps.	54,721,449	Ps.	52,866,555	Ps.	(51,162,215)	(7)	Ps.	—	Ps.	—	Ps.	56,425,789

Deducted from non current assets:
Allowance for doubtful accounts	Ps.	53,921	Ps.	—	Ps.	(8,957)		Ps.	44,964	Ps.	53,921	Ps.	74,877
Allowance for doubtful mortgage receivable		2,208,275		—		—			2,208,275		2,208,275		2,481,439
Impairment of inventory		6,154,771		—		(2,953,194)	(3)		3,201,577		6,154,771		6,277,961
Impairment of fixed assets		41,620,843		—		(25,527,824)	(4)		16,093,019		41,620,843		56,493,022
Impairment of intangible assets		1,633,789		—		(103,261)	(5)		1,530,528		1,633,789		—
Impairment of non- current investments		7,493,466		—		(596,076)	(6)		6,897,390		7,493,466		—

Total as of June 30, 2004	Ps.	59,165,065	Ps.	—	Ps.	(29,189,312)		Ps.	29,975,753	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	65,327,299	Ps.	14,350,018	Ps.	(20,512,252)		Ps.	—	Ps.	59,165,065	Ps.	—

Total as of June 30, 2002	Ps.	2,069,125	Ps.	65,630,926	Ps.	(2,372,752)		Ps.	—	Ps.	—	Ps.	65,327,299

Included in current liabilities:
Provision for contingencies	Ps.	—	Ps.	—	Ps.	—		Ps.	—	Ps.	—	Ps.	3,903,734

Total as of June 30, 2004	Ps.	—	Ps.	—	Ps.	—		Ps.	—	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	3,903,734	Ps.	—	Ps.	(3,903,734)		Ps.	—	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	—	Ps.	3,903,734	Ps.	—		Ps.	—	Ps.	—	Ps.	3,903,734

Included in non- current liabilities:
Provision for contingencies	Ps.	3,927,125	Ps.	2,174,327	Ps.	(105,754)		Ps.	5,995,698	Ps.	3,927,125	Ps.	4,938,067

Total as of June 30, 2004	Ps.	3,927,125	Ps.	2,174,327	Ps.	(105,754)		Ps.	5,995,698	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	4,938,067	Ps.	6,051,578		Ps. (7,062,520)	(8)	Ps.	—	Ps.	3,927,125	Ps.	—

Total as of June 30, 2002	Ps.	4,313,221	Ps.	3,291,113		Ps. (2,666,267)	(9)	Ps.	—	Ps.	—	Ps.	4,938,067

(1)	Includes recovery of allowance for doubtful accounts of Ps. 1,278,759 and off sets of Ps. 10,226,319.

(2)	Includes recovery of allowance for doubtful accounts of Ps. 1,002,545, off sets of Ps. 15,223,310 and exposure to inflation of Ps. 6,211,508.

(3)	Related to recovery of impairment. See Note 17.e

(4)	Includes amortization of the year of Ps. 1,606,941 and recovery of impairment of Ps. 23,920,883.

(5)	Includes amortization of the year of Ps. 69,262 and recovery of impairment of Ps. 33,999.

(6)	Includes recovery of impairment of Pérez Cuesta S.A.C.I.

(7)	Includes recovery of allowance for doubtful accounts of Ps. 88,049 and exposure to inflation of Ps. 51,074,166.

(8)	Includes Ps. 2,836,049 reclassified to customer advances, Ps. 3,226,159 paid during the year, recovery of provision for contingencies of Ps. 26,982 and Ps. 973,330 related to exposure to inflation.

(9)	Includes recovery of provision for contingencies of Ps. 117,306 and exposure to inflation of Ps. 2,548,961.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17.	Other financial statement information (continued)

e.	Cost of leases and services, credit card operations and others

	Year ended June 30,
	2004		2003		2002
1. Cost of leases and services
Expenses (Note 17.g.)		60,004,671		58,243,230		72,746,300

Cost of leases and services	Ps.	60,004,671	Ps.	58,243,230	Ps.	72,746,300

II. Cost of credit card operations
Expenses (Note 17.g.)		11,965,061		8,330,235		12,601,125

Cost of credit card operations	Ps.	11,965,061	Ps.	8,330,235	Ps.	12,601,125

III. Cost of others
Inventory as of the beginning of the years	Ps.	25,789,201	Ps.	26,195,430	Ps.	39,139,144
Plus:
Purchases of the years		24,928		105,098		431,827
Expenses (Note 17.g.)		28,440		349,675		718,501
Recovery of impairment of inventory		2,953,194		123,190		—
Reclassified from fixed assets		15,414,281		17,210		—
Less:
Impairment of inventory		—		—		(6,277,961)
Properties delivered		—		—		(2,092,940)
Stock as of the end of the years		(44,181,604)		(25,789,201)		(26,195,430)

Cost of others	Ps.	28,440	Ps.	1,001,402	Ps.	5,723,141

Total cost	Ps.	71,998,172	Ps.	67,574,867	Ps.	91,070,566

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17.	Other financial statement information (continued)

f.	Foreign currency assets and liabilities

	Currency	Amount of foreign currency		Current exchange rate	Total as of June 30,
Captions					2004		2003
Assets
Current assets
Cash and banks	US$	10,778,178		2.918	Ps.	31,450,725	Ps.	15,978,725
Investments	US$	11,643		2.918		33,975		38,911
Other receivables and prepaid expenses (*)	US$	4,671,760	(1)	2.958		13,815,730		306,866

Total current assets		15,461,581			Ps.	45,300,430	Ps.	16,324,502

Non-current assets
Other receivables and prepaid expenses (*)		—			Ps.	—	Ps.	8,172,241

Total non-current assets		—			Ps.	—	Ps.	8,172,241

Total assets as of June 30, 2004		15,461,581			Ps.	45,300,430	Ps.

Total assets as of June 30, 2003		8,960,711			Ps.	—	Ps.	24,496,743

Liabilities
Current liabilities
Trade accounts payable	US$	340,893		2.958	Ps.	1,008,361	Ps.	963,817
Short-term debt	US$	2,218,025		2.958		6,560,919		6,308,960

Total current liabilities		2,558,918			Ps.	7,569,280	Ps.	7,272,777

Non current liabilities
Trade accounts payable	US$	968,547		2.958	Ps.	2,864,961	Ps.	3,609,629
Long-term debt	US$	49,065,410		2.958		145,135,483		139,561,845

Total non-current liabilities		50,033,957			Ps.	148,000,444	Ps.	143,171,474

Total liabilities as of June 30, 2004		52,592,875			Ps.	155,569,724	Ps.	—

Total liabilities as of June 30, 2003		53,730,089			Ps.	—	Ps.	150,444,251

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 4.d.i.

(1)	Includes US$ 83,402 valued at the buyers’ rate of exchange.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17.	Other financial statement information (continued)

g.	Other expenses

	Expenses
Items	Cost of leases and services		Cost of credit card operations		Cost of others		Administrative		Selling		Total as of June 30, 2004		Total as of June 30, 2003		Total as of June 30, 2002
Depreciation and amortization	Ps.	51,306,574	Ps.	740,131	Ps.	18,271	Ps.	824,223	Ps.	38,757	Ps.	52,927,956	Ps.	53,451,281	Ps.	58,929,822
Condominium expenses		4,856,216		—		—		—		—		4,856,216		4,743,900		11,846,321
Taxes, rates, contributions and services		131,227		2,110,191		—		3,073,731		5,953,517		11,268,666		8,346,809		10,983,318
Fees for directors		—		—		—		4,300,763		—		4,300,763		4,133,108		2,173,930
Allowance for doubtful accounts		—		—		—		—		—		—		10,341,917		52,782,615
Parking		3,206,290		—		—		—		—		3,206,290		2,269,919		3,841,329
Fees and payments for services		—		1,522,392		—		3,937,125		9,360		5,468,877		3,957,086		5,634,672
Salaries and bonuses		—		3,778,626		—		5,064,985		1,913,528		10,757,139		7,091,671		14,066,285
Insurance		—		159,287		—		642,754		—		802,041		777,996		911,035
Maintenance and repairs		166,002		152,767		9,759		366,673		—		695,201		714,133		829,514
Commissions		—		2,668,222		—		—		—		2,668,222		2,026,229		2,147,550
Bank charges		—		—		—		308,664		—		308,664		326,618		417,512
Rental		88,343		163,492		—		541,235		—		793,070		824,815		1,881,216
Stationery		—		220,003		—		276,997		—		497,000		534,541		892,258
Personnel		—		161,896		—		328,602		—		490,498		370,472		627,253
Control authorities expenses		—		182,066		—		187,255		—		369,321		217,332		191,372
Social security contributions		—		—		—		310,264		243,807		554,071		303,723		820,065
Freight and transportation		—		—		—		133,479		—		133,479		99,707		145,985
Advertising		—		—		—		—		2,621,194		2,621,194		1,466,941		3,573,939
Computer services		—		—		—		—		—		—		—		119,104
Other		250,019		105,988		410		424,184		91,684		872,285		745,961		1,846,154

Total as of June 30, 2004	Ps.	60,004,671	Ps.	11,965,061	Ps.	28,440	Ps.	20,720,934	Ps.	10,871,847	Ps.	103,590,953	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	58,243,230	Ps.	8,330,235	Ps.	349,675	Ps.	18,227,482	Ps.	17,593,537	Ps.	—	Ps.	102,744,159	Ps.	—

Total as of June 30, 2002	Ps.	72,746,300	Ps.	12,601,125	Ps.	718,501	Ps.	25,383,497	Ps.	63,211,826	Ps.	—	Ps.	—	Ps.	174,661,249

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By:	/S/ EDUARDO S. ELSZTAIN
Eduardo S. Elsztain
Position:	Chief Executive Officer
Date:	December 29, 2004

S - 1