Form 20-F
period 2005-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2005-12-29
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2005 was 357,266,448

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

Item 17  ☐  Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

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

As used herein:

•	“GLA or gross leasable area”, in the case of offices and other rental properties refers to the total leasable area of the units in each property in which we own an interest, irrespective of our ownership interest in such units and excluding common and parking areas;

•	“GLA or gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, irrespective of our ownership interest in such property (excluding common areas and parking);

•	“net leasable area”, refers to the “gross leasable area” of the units in each property in which we own an interest, adjusted to give effect to our ownership interest in such units;

•	“GSA or gross salable area”, in the case of development properties refers, to the total area of the units or undeveloped land in each property in which we own an interest, held for sale upon completion of development and prior to the sale of any units, irrespective of our ownership interest in such property (including parking areas and storage facilities but excluding common areas);

•	“GSA or gross salable area”, in the case of undeveloped parcels of land, refers to the total area of undeveloped property, irrespective of our ownership interest in such property (including parking areas and storage facilities but excluding common areas);

•	“net salable area”, in the case of development properties, refers to the total area of the units or undeveloped land in each property in which we own an interest held for sale upon completion of development and prior to the sale of any units; and

•	“net salable area”, in the case of undeveloped parcels of land, refers to total area of undeveloped property, adjusted to give effect to our ownership interest and includes parking areas and storage facilities but excludes common areas.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report, references to “US$” and “U.S. Dollars” are to United States Dollars, and references to “Ps.”, “Peso” or “Pesos” are to Argentine Pesos.

This annual report contains our audited Consolidated Financial Statements as of June 30, 2005 and 2004 and for the years ended June 30, 2005, 2004 and 2003 (“the Consolidated Financial Statements”). Our Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein.

Except as discussed in the following paragraph, we prepare our Consolidated Financial Statements in thousands of Pesos and in accordance with Argentine GAAP and the regulations of the National Securities Commission (“Comisión Nacional de Valores”), which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. See Note 23 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 3.m to our Consolidated Financial Statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on our Consolidated Financial Statements.

Additionally, as discussed in Notes 2.c. to our Consolidated Financial Statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date.

Since Argentine GAAP required companies to discontinue inflation accounting only as from October 1, 2003, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on our Consolidated Financial Statements.

As a result of this matter, our Consolidated Financial Statements were prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso until February 28, 2003 in our historical financial statements using changes in the Argentine wholesale price index (“wholesale price index”), as published by Argentina’s National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos or “INDEC”), as follows:

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

Also contained in this annual report are Banco Hipotecario S.A.’s Consolidated Financial Statements as of June 30, 2005 and 2004 and for the years ended June 30, 2005, 2004 and 2003, which also have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein. As a result of the purchase of additional shares and the exercise of warrants of Banco Hipotecario S.A. (“Banco Hipotecario”), effective June 30, 2004 we changed the method of accounting for our investment in Banco Hipotecario from market value to the equity method of accounting. We recognized the cumulative effect of the change in earnings during the year ended June 30, 2004. The independent auditors’ report on Banco Hipotecario´s Consolidated Financial Statements includes an explanatory paragraph describing that Banco Hipotecario’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina and to the Argentine Government’s ability to perform on its obligations to Banco Hipotecario and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to deliver government securities under various laws and regulations.

During the year ended June 30, 2004 we adopted Technical Resolution No. 21 and, as a result, we began consolidating Llao Llao Resort S.A. As required by the transition provisions this standard was retrospectively applied for comparative purposes to reflect such investment on a consolidated basis.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2001, 2002, 2003, 2004 and 2005 are to the fiscal years ended June 30 of each such year.

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

A. Selected Financial Data

The following selected consolidated financial data has been derived from our Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2005, 2004 and 2003 and the selected consolidated balance sheet data as of June 30, 2005 and 2004 have been derived from our Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors.

The Consolidated Statements of Income for the years ended June 30, 2002 and 2001 and the selected consolidated balance sheet data as of June 30, 2003, 2002 and 2001 have been derived from our audited Consolidated Financial Statements that are not included herein.

As discussed in Note 2.d. to our Consolidated Financial Statements, contained elsewhere in this annual report, during 2003 the Professional Council of Economic Science of the City of Buenos Aires (Consejo de Profesionales de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires or “CPCECABA”) approved Technical Resolution No. 21 “Equity Method of Accounting Consolidation of Financial Statements and Related Transactions”, which became effective to us for the fiscal year ended June 30, 2004. The Comisión Nacional de Valores adopted this standard with certain amendments in March 2004. As a result of the adoption of RT No. 21, we started to consolidate Llao Llao Resort S.A. during fiscal year 2004. As required by the transition provisions, this standard was retrospectively applied for comparative purposes to reflect such investment on a consolidated basis.

Our Consolidated Financial Statements are presented in thousands of Pesos. Except as discussed in the following paragraph, our Consolidated Financial Statements are prepared in accordance with Argentine GAAP and the regulations of the Comisión Nacional de Valores, which differ in certain significant respects from U.S. GAAP. Note 23 to our Consolidated Financial Statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our consolidated figures and a reconciliation to U.S. GAAP of net income reported under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2005 and 2004. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and regulations of the SEC.

As discussed in Note 3.m. to our Consolidated Financial Statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on our Consolidated Financial Statements.

Additionally, as discussed in Note 2.c. to our Consolidated Financial Statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date.

Since Argentine GAAP required companies to discontinue inflation accounting only as from October 1, 2003, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on our Consolidated Financial Statements.

As a result of this, our Consolidated Financial Statements were prepared on the basis of general price-level accounting which reflected changes in the purchasing power of the Peso until February 28, 2003 in our historical financial statements using changes in the Argentine wholesale price index, as published by the INDEC, as follows:

•	we adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power;

•	we did not adjust monetary items, as such items were by their nature stated in terms of current general purchasing power in our Consolidated Financial Statements;

•	we recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items; and

•	we included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within “Financing results, net”.

Also contained elsewhere in this annual report are the Consolidated Financial Statements of Banco Hipotecario as of June 30, 2005 and 2004 and for the years ended June 30, 2005, 2004 and 2003, which also have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein. As a result of the purchase of additional shares and the exercise of warrants of Banco Hipotecario, effective June 30, 2004 we changed the method of accounting for our investment in Banco Hipotecario from market value to the equity method of accounting. We recognized the cumulative effect of the change in earnings during the year ended June 30, 2004. The independent auditors’ report on Banco Hipotecario´s Consolidated Financial Statements includes an explanatory paragraph describing that Banco Hipotecario’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina and to the Argentine Government’s ability to perform on its obligations to Banco Hipotecario and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to deliver government securities under various laws and regulations.

During the fiscal year ended June 30, 2004 we adopted Technical Resolution No. 21 and, as a result, we began consolidating Llao Llao Resort S.A. As required by the transition provisions this standard was retrospectively applied for comparative purposes to reflect such investment on a consolidated basis.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2001, 2002, 2003, 2004 and 2005 are to the fiscal years ended June 30 of each such year.

	As of and for the year ended June 30,
	2005	2005	2004	2003	2002	2001
	(US$ 000) (1)	(Ps.000) (2)	(Ps.000) (2)	(Ps.000) (2)	(Ps.000) (2)	(Ps.000) (2)
INCOME STATEMENT DATA
Argentine GAAP
Revenues	128,122	369,889	260,805	236,495	156,244	244,052
Costs	(57,778)	(166,805)	(147,416)	(154,667)	(96,962)	(140,226)

Gross profit	70,344	203,084	113,389	81,828	59,282	103,826
Gain from valuation of inventories at fair market value	5,998	17,317	—	—	—	—
Selling expenses	(13,122)	(37,882)	(21,988)	(28,555)	(14,246)	(26,284)
Administrative expenses	(24,151)	(69,724)	(50,240)	(45,194)	(36,258)	(44,798)
Gain on purchasers rescissions of sales contracts	—	—	—	9	—	—
Gain (loss) in credit card trust	147	423	261	(4,077)	—	—
Gain (loss) from operations and holdings of real estate assets, net (3)	9,677	27,938	63,066	21,507	(46,840)	(7,127)

Operating income (loss)	48,893	141,156	104,488	25,518	(38,062)	25,617
Amortization of goodwill	(576)	(1,663)	(2,904)	(6,631)	—	—
Equity gain (loss) from related parties	23,171	66,894	26,653	(14,701)	(4,571)	9,509
Financial results, net	(4,232)	(12,217)	11,823	315,301	(496,498)	(99,465)
Other expenses , net	(5,045)	(14,566)	(13,636)	(859)	(4,483)	(5,983)

Income (loss) before taxes and minority interest	62,211	179,604	126,424	318,628	(543,614)	(70,322)
Income and asset tax (expense) benefit	(18,430)	(53,207)	(25,720)	3,529	(1,086)	37,783
Minority interest	(8,019)	(23,152)	(12,842)	(35,712)	977	3,415

Ordinary net income (loss)	35,762	103,245	87,862	286,445	(543,723)	(29,124)
Extraordinary loss	—	—	—	—	—	(12,706)

Net income (loss)	35,762	103,245	87,862	286,445	(543,723)	(41,830)
Basic net income (loss) per share (4)	0.13	0.37	0.39	1.37	(2.62)	(0.20)
Basic net income (loss) per GDS (4)	1.27	3.68	3.90	13.65	(26.21)	(2.05)
Diluted net income (loss) per share (5)	0.08	0.23	0.23	0.57	(2.62)	(0.20)
Diluted net income (loss) per GDS (5)	0.80	2.31	2.26	5.65	(26.21)	(2.05)
Weighted - average number of shares outstanding	280,282	280,282	225,005	209,840	207,412	204,189
Adjusted weighted - average number of shares (5)	501,380	501,380	554,271	439,064	207,412	204,189
Capital Stock	357,267	357,267	248,803	212,013	207,412	207,412
Dividends declared per share	—	—	—	—	—	—
U.S. GAAP
Revenues	118,348	341,672	251,420	230,068	153,168	245,137
Operating Income (loss)	29,463	85,058	32,060	(35,206)	(45,957)	4,450
Net income (loss) (4)	44,821	129,398	2,825	235,126	(901,515)	19,420
Net income (loss) before extraordinary items and accounting changes	44,821	129,398	2,825	235,126	(901,515)	(4,479)
Basic net income (loss) per share (4)	0.16	0.46	0.01	1.12	(4.36)	0.10
Basic net income (loss) per GDS(4)	1.60	4.62	0.13	11.20	(43.46)	0.95
Basic net income (loss) before extraordinary items and accounting changes per share (4)	0.16	0.46	0.01	1.12	(4.35)	(0.022)
Diluted net income (loss) per share (4)	0.11	0.31	0.01	0.60	(4.35)	0.09
Diluted net income (loss) per GDS (5)	1.07	3.10	0.13	6.02	(43.46)	0.95
Diluted net (loss) income before extraordinary items and accounting changes per share (4)	0.11	0.31	0.01	0.60	(4.35)	(0.02)
Weighted - average common shares outstanding	280,282	280,282	225,005	209,840	207,412	204,189

Adjusted weighted - average number of shares (5)	475,489	475,489	225,005	338,416	207,412	204,189
BALANCE SHEET DATA
Argentine GAAP
Cash and banks and current investments	73,410	211,934	163,900	232,001	71,150	113,730
Inventories	41,249	119,086	45,125	23,854	79,733	104,004
Mortgages and leases receivable, net	25,371	73,246	37,267	39,181	18,164	117,761
Non-current investments	184,138	531,606	512,911	420,373	583,344	764,059
Fixed assets, net	497,620	1,436,628	1,265,666	1,227,639	409,469	501,245
Total current assets	134,997	389,735	261,651	297,476	157,969	260,823
Total assets	874,411	2,524,426	2,208,326	2,081,956	1,316,050	1,700,227
Short-term debt (6)	45,282	130,728	143,126	96,159	635,533	395,666
Total current liabilities	107,716	310,977	256,022	188,738	693,543	458,697
Long-term debt (7)	146,315	422,412	468,807	592,104	975	32,418
Total non-current liabilities	178,518	515,381	522,213	629,988	4,061	41,642
Minority interest	154,430	445,839	470,237	454,044	95,726	133,445
Shareholders’ equity	433,747	1,252,229	959,854	809,186	522,720	1,066,443
U.S. GAAP
Total assets	804,176	2,321,656		1,811,156	1,019,426	1,616,709
Total shareholders’ equity	319,264	921,716		587,740	197,124	988,523
CASH FLOW DATA
Argentine GAAP
Net cash provided by operating activities	32,383	93,490	74,691	93,945	54,313	106,994
Net cash (used in) provided by investing activities	(43,880)	(126,682)	(97,186)	(40,603)	(21,084)	81,559
Net cash provided by (used in) financing activities	18,312	52,868	(47,649)	109,439	(41,427)	(184,244)
U.S. GAAP
Net cash provided by operating activities	36,597	105,655	92,378	55,135	11,871	98,299
Net cash (used in) provided by investing activities	49,098	(141,746)	(105,061)	(52,260)	(21,049)	80,728
Net cash provided by (used in) financing activities	18,312	52,868	(47,649)	109,439	(41,427)	(173,958)
Effect of exchange rate changes on cash and cash equivalents	1,004	2,899	(8,081)	51,743	2,043	—
Effect of inflation accounting	—	—	—	(1,472)	39,113	—
OTHER FINANCIAL DATA
Argentine GAAP
Depreciation and amortization	25,799	74,961	68,519	80,547	26,297	28,281
Capital expenditures (8)	39,816	114,949	152,979	42,735	50,139	70,337
Ratio of current assets to current liabilities	1,253	1.253	1.022	1.576	0.228	0.569
Ratio of shareholders’ equity to total liabilities	1,515	1.515	1.233	0.988	0.749	2.131
Ratio of non-current assets to total assets	0.846	0.846	0.882	0.857	0.880	0.847
Profitability (9)	0.093	0.093	0.099	0.430	(0.684)	(0.037)

(1)	Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2005 which was Ps. 2.887 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Sums may not total due to rounding.

(2)	In thousands of constant Pesos of June 30, 2005, except for ratios and share data. Includes adjustment by inflation as of February 28, 2003. Sums may not total due to rounding.

(3)	Includes results from temporary investments in affiliated companies and gain (losses) from holding investment in real estate assets. See Note 7 to our Consolidated Financial Statements.

(4)	We have calculated earnings per share data under Argentine GAAP and U.S. GAAP based on the weighted average number of common shares outstanding during the respective period. Each GDS represents ten common shares.

(5)	Under both Argentine and U.S. GAAP we have considered the diluted effects of our outstanding convertible notes and warrants. However, under U.S. GAAP, we have used the treasury-stock method in calculating the diluted effect of the outstanding warrants. In addition, the computation of diluted net income per share / GDS under US GAAP for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share / GDS. Each GDS represents ten common shares.

(6)	Includes short-term debt, the current mortgages payable and the current portion of the seller financing.

(7)	Includes long-term debt, the non-current mortgages payable and the non-current portion of the seller financing.

(8)	Includes the purchase of fixed assets and long-term investments.

(9)	Net income (loss) / Average Shareholders’ Equity (simple average between the fiscal period’s shareholders equity and the shareholders’ equity for the same fiscal period of the immediately preceding year)

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. Dollars expressed in nominal Pesos per U.S. Dollar. On November 30, 2005, the applicable Peso/U.S. Dollar exchange rate was Ps. 2.946 to US$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

Nominal Exchange Rates

	Exchange Rate (5)
	High (1)	Low (2)	Average (3)	Period End
Fiscal Year 2001	1.0000	0.9990	0.9995	1.0000
Fiscal Year 2002 (4)	3.7400	0.9990	1.8206	3.7900
Fiscal Year 2003	3.7400	2.7120	3.2565	2.8000
Fiscal Year 2004	2.9510	2.7100	2.8649	2.9580
Fiscal Year 2005	3.0400	2.8460	2.9230	2.8670
Month Ended June 30, 2005	2.8760	2.8460	2.8640	2.8670
Month Ended July 31, 2005	2.8660	2.8410	2.8491	2.8410
Month Ended August 31, 2005	2.8930	2.8390	2.8682	2.8910
Month Ended September 30, 2005	2.9490	2.8840	2.8940	2.8950
Month Ended October 31, 2005	2.9980	2.8890	2.9475	2.9820
Month Ended November 30, 2005	2.9720	2.9190	2.9450	2.9460

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(3)	Average of month-end rates.

(4)	From December 23, 2001 through January 11, 2002 Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

(5)	All prices are mid market prices.

Source: Banco de la Nación Argentina. Bloomberg

Fluctuations in the exchange rate between the Peso and the U.S. Dollar may affect adversely our ability to service our Dollar-denominated debt and the U.S. Dollar value of our Global Depositary Shares. Since the repeal of the Convertibility Law in January 2002, the Peso has devaluated approximately 200 % vis-à-vis the U.S. Dollar. We cannot assure you that further devaluations will not take place in the future. Inflation and further devaluation of the Argentine currency could materially and adversely affect our operating results.

B. Capitalization and Indebtedness

This item is not applicable.

C. Reasons for the Offer and Use of Proceeds

This item is not applicable.

D. Risk Factors

You should consider the following risks associated with our business, taking into account the instability of the country in which we operate.

We may also face additional risks and uncertainties that are not presently affecting us, or that we currently deem immaterial, which may materially impair our business. In general, investing in companies which operate in emerging markets such as Argentina is more risky than investing in companies which operate in more stable markets such as the United States.

Risks Related to Argentina

We collect substantially all of our revenues in Argentina, thus the economic crisis suffered in this country has had and continues to have severe consequences in our financial condition.

We are a corporation (sociedad anónima) organized under the laws of the Republic of Argentina. We collect substantially all of our revenues in Argentina and substantially all of our operations, developments, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

During 2001 and 2002, Argentina underwent a period of severe political, economic and social instability that led to the early resignation of President De la Rúa, the default on substantially all of Argentina’s sovereign debt and the devaluation of the Peso after a ten-year period of one-to-one parity with the U.S. Dollar. Following a succession of interim Presidents during the course of ten days, on January 1, 2002, at a joint session of the Argentine Congress, Eduardo Duhalde, a senator for the Justicialist Party, was selected to complete the term in office left vacant by President de la Rúa which was due to expire in December 2003.

During his term in office, President Duhalde adopted a number of measures, including, but not limited to the following:

•	ratifying the suspension of payment of a portion of Argentina’s sovereign debt which had been previously declared suspended by interim President Rodriguez Saá;

•	ending the one-to-one Peso-U.S. Dollar parity that had been in place since April 1991;

•	converting certain U.S. Dollar-denominated loans by financial institutions in the Argentine financial system into Peso-denominated loans (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or “CER”) or in salaries (Coeficiente de Variación de Salarios or “CVS”), as the case may be;

•	converting U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00 plus an adjustment pursuant to CER;

•	requiring the obligatory sale, currently suspended, by all banks of all foreign currency held in Argentina to the Argentine Central Bank (“Banco Central de la República Argentina” or “Argentine Central Bank”) at an exchange rate of Ps.1.40 per US$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of other currencies);

•	converting most foreign currency-denominated obligations of entities in Argentina to non-financial institutions in Argentina into Peso-denominated obligations at a one-to-one exchange rate (in the case of obligations denominated in U.S. Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), plus an adjustment pursuant to the CER or the CVS, as the case may be, plus an equitable adjustment in certain cases;

•	restructuring the maturity of, and interest rates on, domestic bank deposits and maintaining restrictions on withdrawals of those deposits;

•	enacting an amendment to the Argentine Central Bank’s charter allowing it to (1) print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the Argentine government and (3) provide financial assistance to financial institutions in the Argentine financial system with liquidity constraints or solvency problems;

•	converting or “pesifying” public service tariffs, originally calculated in U.S. Dollars, into Pesos at a one-to-one exchange rate;

•	freezing public service tariffs without permitting indexation of any kind in contracts executed after the effective date of the Public Emergency Law;

•	authorizing the Argentine government to renegotiate tariffs in public utility service contracts;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions; and

•	requiring the deposit in the Argentine financial system of foreign currency earned from exports, subject to certain exceptions; and

•	enacting amendments to the Bankruptcy Law to protect debtors.

The measures set forth above resulted in a profound change to the Argentine monetary and foreign exchange regime and to the regulatory framework for all business sectors in Argentina. The impact of such measures on the Argentine economy was significant in the course of 2002 and throughout the first half of 2003. In accordance with data published by the INDEC, in 2002 Argentina’s gross domestic product (“GDP”) decreased 10.9%, unemployment increased to unsustainable levels and the persistent devaluation of the Peso led to an escalation in retail and wholesale prices of 41.4% and 118.2%, respectively. This led to a reduction of wages in real terms and of disposable income and resulted in changes in consumer behavior across all sectors of the Argentine population adversely affecting our shopping center and real estate businesses.

In 2003 the Argentine economy began to experience a recovery which may not be sustained if the government fails to achieve its proposed goals.

The increase in the level of demonstrations and violence in June 2002 led then-President Duhalde to announce his resignation on May 25, 2003 and to call presidential elections prior to the expiration of his term. Néstor Kirchner was elected President in the second round and went into office inaugurated on May 25, 2003. His term in office will expire on December 10, 2007. Although the economic policies implemented by Kirchner’s administration have succeeded in achieving the economic growth presented by Argentina in 2003 (estimated at 8.8% as compared to 2002) and 2004 (estimated at 9.0% as compared to 2003) and in the first six months of 2005 (estimated at 9.1% as compared to the first six months of 2004). There are still major issues pending resolution, such as the contracts with privatized public utility companies, the restructuring of the country’s financial system and continuing default of the pre-existing sovereign debt that did not participate in the government’s exchange offer. The Kirchner administration’s main challenge is to generate confidence and create conditions that allow for a transition from the current short-term stabilization economic policies to long-term and sustainable growth. We cannot assure you that the Kirchner administration will be able to implement the required reforms to engender economic growth and reestablish political confidence. If it is unable to do so this would likely have an adverse effect on the economy and financial system.

On October 23, 2005 midterm elections for Senators and Representatives took place in Argentina. Cristina Fernandez de Kirchner, the President’s wife, was elected as Senator for the Province of Buenos Aires by a wide difference among other candidates.

The government’s actions concerning the economy, including the ones with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had, and may continue to have, a material adverse effect on private entities, including us. Decisions with regards to those issues could paralyze investment and consumption decisions causing a reduction in retail sales, real estate sales and demand for office and commercial space. Consequently, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations.

The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future creating uncertainty as to Argentina’s economic future.

The economic policies of the Argentine government as well as any future depreciation of the Peso against the U.S. Dollar might have an adverse impact on our financial condition and the results of our operations. The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future.

Law No. 25,561, promulgated on January 6, 2002, called Public Emergency and Foreign Exchange Regime Reform Law (“Public Emergency Law”), put an end to over a decade of one-to-one parity between the U.S. Dollar and the Peso authorizing the Argentine government to set the exchange rate. Subsequent to the devaluation of the Peso in early 2002 and since the beginning of the economic crisis, there have been significant fluctuations in the value of the Peso causing repeated Argentine Central Bank interventions to stabilize the Peso through purchases and sales of U.S. Dollars. As of August 31, 2005, the exchange rate was Ps.2.911 per U.S. Dollar after a peak of Ps.3.90 per U.S. Dollar on June 25, 2002.

We collect substantially all of our revenues in Argentina, and as a result of the enactment of the Public Emergency Law, they are calculated and collected in Pesos. We cannot assure you that the policies to be implemented by the Argentine government in the future will stabilize the value of the Peso against foreign currencies. Therefore, the Peso may continue to be subject to significant fluctuations and further depreciations which might significantly and adversely affect our financial condition and the results of our operations.

Further depreciation of the Peso would have particular impact on:

•	revenues collected for services provided in Argentina, such as lease agreements;

•	our assets’ valuation; and

•	our Peso-denominated monetary assets and liabilities which could be affected by the introduction of different inflation adjustment indexes.

Argentina may not be able to attract foreign investment in the future.

Argentina’s recent social and economic instability, the Government’s emergency measures to address the instability and security concerns relating to an increase in crime (including the recent activities of organized picketers, or “piqueteros”) have made many foreign investors unwilling to invest in Argentina. Foreign investment is conducive in many respects to our economic recovery and future economic growth.

Argentina’s continuing inability to attract foreign investment may have an adverse effect on Argentina’s economy and prospects.

Inflation may escalate and further undermine the economy which could adversely affect our financial condition and results of operations.

On January 24, 2002, the Argentine government amended the Argentine Central Bank’s charter allowing it to print currency without having to maintain a fixed and direct ratio with the foreign currency and gold reserves. This amendment allows the Argentine Central Bank to make advances to the Argentine government to cover anticipated budget deficits and to provide financial assistance to financial institutions with liquidity problems. Furthermore, the devaluation of the Peso affected the domestic price system generating inflation in 2002. Through December 31, 2003, the CER and the wholesale price index exhibited increased by 3.7% and 4.3%, respectively, compared to 41.4% and 118.2%, respectively, for 2002. During 2004, the CER increased by 6.1% and the wholesale price index increased by 7.9%. Although in the course of 2003 and 2004 inflation has been relatively stable, there is great concern over the escalating levels of inflation by the end of 2005. After rising 0.8% and 1.5% in December 2004 and January 2005, respectively, prices increased by 1% in February, 1.5% in March 2005, 0.5% in April 2005, 0.6% in May 2005, 0.9% in June 2005, 1% in July 2005, 0.4% in August 2005, 1.2% in September 2005, 0.8% in October 2005 and 1.2% in November 2005, creating significant uncertainty regarding future inflation levels.

The devaluation of the Peso and related economic measures implemented by the Argentine government were intended primarily to remedy the effects of unemployment and to stimulate economic growth. To date, the objectives pursued have been achieved, but the sustainable success of such measures will depend on the ability of the Argentine government to generate confidence in the local and international financial markets. If current uncertainty regarding the government’s policies persists, it is likely that inflation rates will increase significantly, investment and economic activity will contract, unemployment will increase beyond current levels, tax collection will drop and the current fiscal surplus will erode, leading to fiscal deficit. Therefore, we cannot assure you that the value of the Peso will continue to be stable or that inflation will remain at current levels. Any significant increase in inflation or additional volatility in the financial markets could have a material adverse effect on our financial condition and results of operations.

The 2001 economic and financial crisis produced significant social and political tensions, which could worsen in the event of another shock and have a material adverse effect on Argentina’s economic growth.

During the height of its recent economic crisis, Argentina experienced significant social and political turmoil, evidenced by street demonstrations, strikes, increased rates of crime and the rapid succession of four interim administrations between President De la Rúa’s resignation in December 2001 and President Duhalde’s appointment in January 2002. Despite the beginning of an economic recovery, these increased social and political tensions continue and are exacerbated by high levels of poverty and unemployment. Picketers continue to employ street demonstrations and other disruptive tactics to oppose Government policies. In addition, the lack of any clear political consensus in favor of a particular set of economic policies has also given rise to, and may perpetuate, significant uncertainties about Argentina’s economic and political future. There can be no assurance that the significant domestic instability evident during 2001 and 2002 will not reemerge in response to an internal or external shock. Such instability could have a material adverse effect on Argentina’s economic growth. Furthermore, if unemployment rates do not decrease substantially, consumption of retail goods will be detrimentally affected which in turn will adversely affect the financial condition of our tenants, and consequently, our results of operations.

Future governmental policies will likely significantly affect the economy as well as the operations of financial institutions.

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Due to the Argentine crisis, in the last few months the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy as well as financial institutions in particular. We cannot assure you that laws and regulations currently governing the economy or the banking sector will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our foreign-currency denominated debt obligations and that of Banco Hipotecario in which we have a significant investment.

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

Future exchange controls may prevent us from servicing our foreign currency denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad. Although most restrictions in connection with repayments to foreign creditors have been lifted, these regulations have been changing constantly since they were first enacted, and we cannot assure you that they will not be put in place again and, if they are, whether they will be stricter than before. Currently, the government, through the Argentine Central Bank holds control over capital inflows and outflows, enacting the applicable rules. Decree No. 616/2005, issued on June 10, 2005, established that inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions incurred by local residents that may result in a foreign currency-denominated payment to non-residents, need to be registered with the Argentine Central Bank. Furthermore, as of May 26, 2005, the following situations have been subject to certain requirements and conditions: (a) inflows of funds derived from foreign loans by the private financial and non financial sector; and (b) inflows of foreign currency by non-residents for the purpose of: (i) holding a position in local currency, (ii) purchasing financial debt or assets and (iii) investing in government bonds in the secondary market. In these situations, the following requirements must be met: (i) inflows must remain in Argentina for 365 days to be computed as from the day they were negotiated in the local exchange market; (ii) the funds involved in the transactions covered by this decree must be deposited in a local bank account; (iii) a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction has to be made with the resulting proceeds. This deposit will only be reimbursed after the expiration of a 365 days term, cannot bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction. Such requirements do not apply to: (a) foreign direct investment, (b) primary placement of publicly traded debt or equity securities listed in one or more exchange markets, and (c) foreign trade and export finance related transactions.

Subsequently, Resolution No. 365/2005 from the Ministry of Economy and Production established that non-resident capital inflows used for the purchase of notes and income derived from the sale by residents of foreign assets for an amount greater than US$2 million per month, will also be subject to the aforementioned requirements. In addition, according to this resolution non-resident capital infows destined to the primary subscription of notes issued by the BCRA are also submitted to the non-transferable deposit requirement described above.

Moreover, said resolution provided certain exemptions to the non-transferable deposit requirement such as the following: (i) inflows derived from loans extended by multilateral and bilateral financial institutions and official credit agencies, and (ii) inflows derived from financial loans extended by foreign creditors, so long as they are devoted to investments in non-financial assets and the borrowed amounts are repaid at least 24 months after they were granted. However, neither Resolution No.365/2005 nor the relevant Argentine Central Bank Communications contain any definition or example as to what would constitute a non-financial asset that would fall under said exception. Therefore, inflows of foreign currency derived from loans extended by foreign creditors to residents destined to finance the acquisition or the construction of any real estate property are likely to be subject to the non-transferable deposit requirement even if such borrowings are to be repaid no earlier than 24 months after they were granted.

By contrast, according to Communication “C” 43075 dated September 26, 2005, inflows of foreign currency caused by a non-resident and devoted to the cancellation of payment obligations under a purchase agreement (including installment payments thereof) concerning a real estate property under construction may be registered as foreign direct investments provided that certain conditions are met.

Finally, Resolution No. 637/2005 from the Ministry of Economy and Production dated November 16, 2005 established that any inflow of foreign currency to the local exchange market used for the subscription of notes, bonds or participation certificates issued by the trustee of a trust, regardless of the channels in which they are traded (public or private offerings, or listings in self-regulated markets) is subject to the non-transferable deposit requirement established by Decree 616/2005 if such requirement would be deemed applicable to the acquisition of the underlying assets of the trust. See “Exchange Controls.”

Although most capital outflow restrictions with regards to imports of goods, payment of interest, utilities, dividends and financial debts, have been eliminated, there can be no assurance that the Argentine Central Bank will not reverse its position and once again restrict payments of principal and interest outside of Argentina. If more stringent restrictions are imposed by the Argentine Central Bank, we may be unable to make payments of principal and interest on our foreign currency-denominated debt obligations. If that were to occur, we would likely suffer payment defaults on our existing debt obligations, and such defaults would likely have a material adverse effect on our financial condition and prospects and our ability to service our external debt obligations.

Argentina’s sovereign debt restructuring may create certain additional uncertainties regarding future litigation and economic development.

On December 23, 2001, interim President Rodríguez Saá announced the suspension of the payment of all of Argentina’s sovereign indebtedness, which as of December 31, 2001 amounted to approximately US$144.5 billion. On January 2, 2002, then President Duhalde ratified this decision in relation to the portion of the debt corresponding to private-sector foreign debt holders. Subsequently, the leading international credit rating agencies downgraded Argentina’s sovereign debt rank. In November 2002, Argentina failed to honor certain payments then outstanding and payable to the World Bank.

On September 21, 2003, the Executive Board of the International Monetary Fund (“International Monetary Fund”) approved the restructuring of US$12.5 billion of Argentina’s sovereign debt outstanding with multilateral lenders. Pursuant to the terms of the agreement with the International Monetary Fund, the maturities of this debt were extended over the next three years. In addition, Argentina committed to achieving certain targets including a primary fiscal surplus of 3% of GDP for 2004, and left the primary fiscal surplus target for the following two years open for negotiation. Prior to arriving at an agreement, the Argentine government defaulted in a payment due to the International Monetary Fund that was cured by execution of a new standby agreement.

On September 23, 2003, the Argentine government announced the guidelines proposed for a restructuring plan in connection with approximately US$95 billion of debt held by the private sector. These guidelines set forth that the government could require existing debt holders to accept, among other decisions, a 75% reduction in principal, honoring only 25% of the outstanding principal on such indebtedness.

In accordance with the agreement reached with the International Monetary Fund, Argentina is subject to quarterly reviews. The first reviews were approved in January 2004 and in March 2004, respectively. In August 2004, the International Monetary Fund’s financial assistance program was suspended until the conclusion of the public debt restructuring process.

The Argentine debt exchange offer concluded on February 25, 2005. On March 18, 2005, the Argentine government announced the final results of the debt restructuring process, with a rate of participation by bondholders of approximately 76%. Despite the high levels of acceptance of the offer, the amounts not tendered for exchange totaled approximately US$20 billion which creates uncertainty as to the final resolution of the sovereign debt problem and its impact on the future performance of the Argentine economy. The settlement of the debt exchange was completed on June 2, 2005 due to a delay resulting from legal action commenced by certain bondholders who did not participate in the exchange offer in an attempt to attach the tendered bonds.

Following the settlement of Argentina’s sovereign debt restructuring, on May 18, 2005, the International Monetary Fund agreed to a one-year extension of Argentina’s rescheduled debt payment amounting to US$2.5 billion with maturities between May 20, 2005 and April 28, 2006. Additionally, certain companies have filed claims before the International Center for the Settlement of Investment Disputes. The claimants allege that the emergency measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Most of these claimants contend that the government’s actions had the effect of expropriating their investments without adequate compensation. Their pleadings are still pending resolution. We can give no assurance that further litigation to be initiated by holdouts will not result in material judgments against the Argentine government.

After the exchange offer Argentina’s sovereign debt exceeded US$120 billion. We cannot assure you that the Argentine government will honor its obligations either under the exchange offer or under the rescheduled agreement with the International Monetary Fund. Further defaults may result in additional litigation and affect Argentina’s credibility towards multilateral lenders. This would adversely affect economic growth. Under these circumstances, we cannot assure you that the economy will not suffer additional shocks which may adversely affect our business and results of operations.

The Recent suspension of the Mayor of the City of Buenos Aires and the institution of an impeachment proceeding against him is generating political and institutional instability in the City.

On November 14, 2005, the legislative body of the City of Buenos Aires suspended Mayor Aníbal Ibarra and instituted an impeachment proceeding against him under the charge of breach of his duties arising out of an incident that caused the death of 193 people when a fire started on December 30, 2004 in a local night club which did not comply with minimum safety standards required for the issuance of a municipal permit. If Mayor Ibarra is found guilty of the charges he could be removed from office.

This impeachment proceeding is the first one of its kind that has taken place in the history of the City of Buenos Aires. The confrontation among political parties in the legislative body of the City and the trial are generating political and institutional instability in the City where IRSA and Alto Palermo S.A. (APSA) (“APSA”) are located.

Recent changes in Kirchner’s cabinet of ministers produce uncertainty as of the future development of governmental policies

On November 28, 2005 President Kirchner announced the replacement of several Ministers of his cabinet. Felisa Josefina Miceli replaced Roberto Lavagna as head of the Ministry of Economy and Production, Jorge Enrique Taiana replaced Rafael Bielsa as head of the Ministry of Foreign Affairs, Nilda Garré replaced José Pampuro as head of the Ministry of Defense and Juan Carlos Nadalich replaced Alicia Kirchner as head of the Ministry of Social Development. After these announcements, some concerns have arisen, particularly with regards to the replacement of the Minister of Economy and Production. The most important concern is whether the new Minister will have the ability to continue the development of governmental policies favorable to the recovery of the local economy and effective in reducing the level of poverty in Argentina.

Risks Related to Our Business

Our high level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We have had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2005, our consolidated financial debt amounted to Ps.483.7 million (including accrued and unpaid interests and deferred financing costs). The fact that we are highly leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our high leverage could place us at a disadvantage compared to our competitors who are less leveraged and limit our ability to react to changes in market conditions, changes in the real estate industry and economic downturns. Although we have successfully restructured our debt we cannot assure you that we will not relapse and become unable to pay our obligations.

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

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain. As of November 30, 2005, such beneficial ownership consisted of:

•	931,852 of our common shares owned by Inversiones Financieras del Sur S.A. (“IFISA”), a company where Mr. Eduardo S. Elsztain is the beneficial owner;

•	77,850,702 of our common shares owned by Cresud S.A.C.I.F. y A. (“Cresud”), for which Mr. Eduardo S. Elsztain by reason of his position with Cresud, may be deemed to own all of our common shares held for the account of Cresud.

Conflicts of interest between our management, the Company and our affiliates may arise in the performance of our respective business activities. Mr. Elsztain also beneficially owns (i) approximately 20.2% of the common shares of Cresud, and (ii) approximately 61.6% of the common shares of our subsidiary APSA. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in our interest.

The devaluation of the Peso and the deterioration of the Argentine economy have had, and may continue to have, a material adverse effect on the results of our operations and financial condition.

While the Convertibility Law remained in effect, we had no exchange rate risk relating to our Peso-denominated revenues and our U.S. Dollar-denominated liabilities. However, with the repeal of the Convertibility Law on February 4, 2002, all U.S. Dollar-denominated obligations, which were within the Argentine banking sector and subject to Argentine Law, were mandatorily converted into Peso-denominated liabilities at an exchange rate of one Peso to one U.S. Dollar. The majority of our liabilities, such as the Unsecured Loan Agreement, the Series 03 Secured Notes due 2009 and the Hoteles Argentinos Loan are subject to New York law and thus have not been converted into Pesos. Moreover, our US$ 100 million Convertible Notes (US$ 57.0 million outstanding as of November 30, 2005) and APSA’s US$ 50 million Convertible Notes (US$ 47.3 million outstanding as of November 30, 2005) are U.S. Dollar-denominated. See: Item 5.B. “Liquidity and Capital Resources—Our indebtedness”.

We realize substantially all of our revenues in Pesos (such as lease contracts and seller financing) and, as a result, the devaluation of the Peso has adversely affected the U.S. Dollar value of our earnings and thus impaired our financial condition. Moreover, our Peso-denominated assets (which represent 91% of our total assets as of June 30, 2005) have depreciated against our indebtedness denominated in foreign currency. As of June 30, 2005, we had outstanding debt amounting to Ps. 483.7 million, of which 89% was denominated in U.S. Dollars. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition, and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The Argentine government may impose additional restrictions on the lease, operation and ownership of property.

In the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership or operation or leasing of properties in Argentina could materially and adversely affect our operations and profitability.

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

We currently hold certain investments in Argentine government debt, corporate debt and equity securities. In particular, we hold a significant interest in Banco Hipotecario, an Argentine bank that has recently suffered material losses. Although the holding of these Argentine investments, with the exception of Banco Hipotecario, tends to be short term, investments in such securities involve certain risks, including:

•	market volatility, higher than those typically associated with U.S. government and corporate securities; and

•	loss of principal.

Some of the issuers in which we have invested and may invest, including the Argentine government, have in the past experienced substantial difficulties in servicing their debt obligations, which led them to restructure their indebtedness. We cannot assure that the issuers in whom we have invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of our investments. In addition, such issuers and, therefore, such investments, are generally subject to many of the risks that are described in this section, which could also adversely affect the value of these investments.

Failure to sell planned properties will adversely affect our financial condition

We might have difficulty or fail to sell our futures developments. A failure or a delay in selling these properties would result in lower results of operations and have a material adverse effect on our financial condition.

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

Our ability to generate income from our properties sufficient to service our debt and cover other expenses may be adversely affected by the following factors, among others, some of which we cannot control:

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

•	increased competition from other real estate operators which might drive down our prices and profits;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

•	increases in operating expenses which could lower our profitability;

•	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

•	the need to periodically renovate, repair and release space and the higher costs thereof; and

•	the exercise by our tenants of their legal right to early termination of their leases.

In addition, other factors may adversely affect the productivity and value of our properties, including law reforms and governmental regulations (such as those governing usage, zoning and real property taxes), changes in interest rates (including the risk that increased interest rates may result in decreased sales of lots in the residential development properties) and the availability of financing. Increases in operating costs due to inflation and other factors may result in the inability or unwillingness of tenants to pay rent or expense increases. Certain significant expenditures, such as debt service, real estate taxes, and operating and maintenance costs, are generally not reduced in such circumstances, resulting in a reduction in income from the investment. The foregoing and any other factor or event that would impede our ability to respond to adverse changes in the performance of our investments could have a material adverse effect on our financial condition and results of operations.

Our business is subject to extensive regulation.

The real estate business is subject to extensive building and zoning regulations at the national, provincial and municipal levels. We are required to obtain approval from various governmental authorities for our development activities, and new laws or regulations could be adopted, enforced or interpreted in a manner that could adversely affect our results of operations and the level of cash flow necessary or available to meet our obligations. Development activities are also subject to risks relating to the inability to obtain or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. We and our affiliates’ operations are also subject to national, provincial and municipal environmental laws applicable in Argentina. We believe that such laws and regulations currently do not materially affect our business or results of operations. We cannot assure you, however, that those regulations will not change in a manner that could cause material adverse effects on our business.

Argentine Leasing Law No. 23,091 imposes restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•	lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for us to adjust the amounts owed to us under our lease agreements;

•	residential leases must comply with a mandatory minimum term of two years and retail leases must comply with a mandatory minimum term of three years except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six-month period. The exercise of such rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workload of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally last from six months to two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding office rental space has been very low, approximately 2%, and we have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on our financial condition and results of operation.

Our assets are concentrated in the Buenos Aires area.

Our principal properties are located in the City of Buenos Aires and the province of Buenos Aires and a substantial portion of our revenues are derived from such properties.

For the fiscal year ended June 30, 2005, a substantial part of our sales were derived from properties in the City of Buenos Aires and the province of Buenos Aires area. Although we own properties and may acquire or develop additional properties outside Buenos Aires, we expect to continue to depend to a very large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

If the court extends Inversora Dársena Norte S.A.’s bankruptcy to Puerto Retiro, we will lose the significant investment we made to acquire a unique waterfront land reserve by the City of Buenos Aires where we plan to develop a financial center.

On November 18, 1997, through the acquisition of the capital stock of the old Alto Palermo (Alto Palermo S.A., currently Inversora Bolivar S.A.), Pérez Companc’s real estate subsidiary, we indirectly acquired 35.2% capital stock of Puerto Retiro. The Old Alto Palermo had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In addition, pursuant to the execution of several stock purchase agreements in May and June 1999, we -through Inversora Bolívar S.A.- increased our interest in Puerto Retiro up to 50% of its capital stock.

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

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly government owned company privatized in 1991 engaged in the shipyard industry, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. Such property did not have (and still does not have) approved zoning established in the Urban Planning Code and therefore no project can be currently developed.

After the purchase of Tandanor by Indarsa, Tandanor sold “Planta 1” to Puerto Retiro for a sum of US$ 18 million, pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. The deed was executed in June, 1993.

Indarsa did not comply with the payment of the outstanding price for the purchase of the capital stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro, which acquired Planta 1 from Tandanor.

On April 18, 2001, the judicial procedure entered into trial stage. At the present time, a provisional measure prohibiting changes and disposition of this building is still in effect. We are currently awaiting the Court´s ruling on this matter.

We cannot assure the success of the outcome of this judicial proceeding. If the plaintiff’s claim is favored by the court or by the court of appeals, such decision may cause a material adverse effect on our financial situation, since all of the assets of Puerto Retiro will be used to pay the debts incurred by Indarsa.

The Company’s investment in Puerto Retiro amounts to Ps. 45.5 million at June 30, 2005.

We face a potential economic loss with regards to a judicial proceeding involving the acquisition of Llao Llao Hotel.

Llao Llao Holding S.A. purchased Hotel Llao Llao on November, 1997, from National Parks Administration. Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA), predecessor of Llao Llao Resorts S.A. was sued in 1997 by National Parks Administration to obtain collection of the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$ 2.87 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$ 2.87 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March 2, 2004, the Company made a payment deposit of Ps. 7.19 million with Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and deposited Argentine sovereign debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4.12 million. The total amount settled on that date was Ps. 9.15 million.

The court served notice of payment made on the plaintiff. On June 30, 2004 the plaintiff filed a brief rejecting said payment considering it partial and requested the court the determination of term for the deposit of funds until final payment of the total debt.

The trial court pesified the plaintiff’s credit and the plaintiff appealed this decision. The court of appeal ruled in favor of the plaintiff mantaining their credit in U.S. Dollars. We have appealed this decision and the appellate court declared it inadmissible. We appealed before the Federal Supreme Court and the final decision is still pending.

A report of the legal advisors states that the balance remains unpaid and outlines that the Company has deposited with the court the debt instruments determined in the unpaid balance, and an amount in cash of Ps. 7.19 million, whereas the unpaid balance approved in the court records was US$ 3.78 million. Consequently, as of June 30, 2005 our management recorded a reserve in the amount of Ps. 3.77 million which was determined calculating the difference between the amount claimed for in concept of compensatory and punitive interest (US$ 3.8 million) and the amount deposited in payment (Ps 7.19 million).

In September 2001 Llao Llao Resorts S.A. entered into an agreement with six of the plaintiff’s attorneys by which the company agreed to pay them the amount of US$ 1.2 million in concept of fees which would be paid in twelve equal monthly installments of US$ 100,000 each to be deposited with Banco de la Ciudad de Buenos Aires. The first three installments were paid before the devaluation of the Peso and the following nine installments were paid in Pesos after the devaluation.

One of the six attorneys never challenged these payments. The remaining five attorneys filed a motion alleging that that the amount agreed should have been paid in U.S. Dollars and not in Pesos and calculating the difference between the amounts paid in Pesos and the U.S. Dollar amount agreed in concept of fees which they understood amounted to US$ 384,000. In March 2005, at the request of two of the attorneys the court issued an order to attach the amount of Ps. 788,000 from the Company’s checking accounts. As of June 30, 2005 the attachment amounted to Ps. 861,000.

Our legal advisors challenged the liquidation performed by these two plaintiffs for several reasons. Firstly, the first three installments paid prior to the pesification need not be readjusted because they were made when the Peso was at a 1 to 1 parity with the U.S. Dollar. Secondly, the interest claim made by the plaintiffs is unlawful and exorbitant. On December 2, 2005 the court resolved ordering the payment of the currency difference with regards to the last nine installments which would be calculated using the exchange rate in force at the time the deposits were made and rejecting the interest claim considering that the relief sought was already covered by the readjustment ordered. This court order may be appealed by the plaintiffs.

We are currently negotiating an out-of-court agreement with the remaining three attorneys. The liquidation presented by them includes the amount of US$ 288,112.35 in concept of capital applied to the currency difference between the payments made in Pesos and the original fee agreement and US$ 72,528.78 in concept of interest which results in a total amount of US$ 360,641.13. We understand that they are willing to arrive at an agreement which could include an installment payment plan.

In accordance with the probable contingency reported by the lawyers as of June 30, 2005, the Company management has reserved the amount of Ps. 2.3 million.

If we cannot reach an agreement with the sellers regarding our acquisition of a significant interest in the Neuquén Project, the sale may be voided and we may not recover our original investment.

On July 6, 1999 APSA acquired 94.6% ownership of Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001 or at the completion of the construction of the shopping center, whichever happened first. We clarify that said amounts are in Pesos according to the emergency legislation in force. See Item 3.D. “Risks Factors”. However, Shopping Neuquén S.A.’s former shareholders have challenged the constitutionality of such legislation, and no final decision has been issued. As of November 30, 2005 the purchase price balance remains unpaid.

Shopping Neuquén S.A.’s sole asset is a plot of land of approximately 50,000 square meters on which a shopping center is proposed to be built. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex none of which have been commenced.

Legal issues with Shopping Neuquén S.A’s former shareholders

On August 15, 2003 APSA was informed that the former shareholders of Shopping Neuquén S.A., who had a 85.75% interest, filed a complaint against APSA seeking recovery of the purchase price balance, interest and legal costs. In September 2003, APSA answered the complaint opposing several defenses such as, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance according to the emergency legislation. Moreover, APSA filed a counterclaim alleging there should be a readjustment of the effects of the contract which became excessively burdensome for unforeseeable reasons given the 2001 economic, social and political crisis. In November 2003 the plaintiffs replied to APSA’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus APSA’s contract readjustment claim was inadmissible. As of November 30, 2005 the trial is under discovery stage.

Legal issues with the Municipality of Neuquén

In June 2001 Shopping Neuquén S.A. filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already performed by Shopping Neuquén S.A. would be lost and accrued in favor of the Municipality of Neuquén, leaving Shopping Neuquén S.A. with no right to compensation.

On January 21, 2003 Shopping Neuquén S.A. submitted its response to the Decree 1437/02 requesting its revocation. It also requested permission to submit a new construction timetable, which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting this. On June 25, 2003 Shopping Neuquén S.A. filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén S.A. had expired. The decision, however, is not final. APSA filed an appeal but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible APSA will file an appeal directly with the Federal Supreme Court.

Shopping Neuquén S.A. is currently seeking to negotiate with the Municipality of Neuquén the terms of an agreement that might permit reactivation of the proposed development. Nevertheless, we cannot give you any assurance that APSA will be able to achieve such an agreement on commercially reasonable terms, if at all, and if APSA cannot, the Municipality of Neuquén would be entitled to request the restitution of the property and APSA will likely lose all or substantially all of its investment which amounts to Ps. 10 million.

We maintain a provision of Ps. 2.3 million which represents our best estimate of the probable loss to be incurred in connection with these claims.

Our real estate activities through subsidiaries and joint ventures are subject to additional risks.

We conduct a substantial part of our real estate activities through subsidiaries and strategic alliances with other companies. One of our principal investments is in APSA, onto where we own a majority of the voting stock. In the future, we may increase our real estate activities through such vehicles. As a result, we depend to a certain extent on the successful operation of subsidiaries and strategic alliances and upon income, dividends and other distributions from these entities to maintain our profitability, liquidity and growth. Moreover, joint ownership of properties involves additional risks. For example, our partners or co-investors may:

•	become bankrupt or insolvent;

•	develop business objectives or goals which are different from ours; or

•	take actions that are contrary to our instructions or that are otherwise contrary to our interests.

Development and construction activities are inherently risky.

We are engaged in the development and construction of office, retail and residential properties, generally through third-party contractors. Risks associated with our development and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed our original estimates, making a project unprofitable;

•	occupancy rates and rents of a newly completed project may be insufficient to make such project profitable;

•	pre-construction buyers may default on their purchase contracts, or units in new buildings may remain unsold upon completion of construction;

•	we may be unable to obtain financing on favorable terms for the development of the project;

•	sale prices for residential units may be insufficient to cover development costs;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

•	we may be unable to obtain, or may face delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

We are subject to shopping center operating risks that may affect our profitability.

Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	the amount of rent collected from each shopping center rental unit; and

•	the fluctuations in occupancy levels in the shopping centers.

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

All of our shopping centers are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competitive properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the rent price or the sale price that we are able to charge. To date, there have been relatively few companies competing with us for shopping center properties, and, as additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

We are subject to the risk of payment defaults due to our investments in credit card businesses through our subsidiary APSA.

Investments in credit card businesses can be adversely affected by delinquency on credit card accounts, defaults in payments by credit card holders, difficulty in obtaining judicial enforcement for the collection of payments, doubtful accounts or loss of receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors, which among others include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	increase of unemployment; and

•	salary depreciation.

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

In recent years, we have provided mortgage financing to purchasers of units in our residential development properties. Before January 2002, our mortgage loans were U.S. Dollar-denominated and accrued interest at a fixed interest rate ranging generally from 10% to 15% per year and for terms ranging generally from 1 to 15 years. However, on March 13, 2002, the Argentine Central Bank converted all U.S. Dollar denominated debts into Pesos at the exchange rate of Ps. 1.00 to U.S. Dollars 1.00 and imposed maximum interest rate on mortgage loans of 3% for residential mortgage loans granted to individuals and 6% for mortgage loans granted to business organizations. These modifications adversely affected the U.S. Dollar value of our outstanding mortgage loans which at June 30, 2005, aggregated approximately Ps. 1.4 million.

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

Law No. 25,798 enacted on November 5, 2003 and regulated by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to refinance delinquent mortgage loans in order to prevent foreclosures of the housing units constituting the only dwelling of debtors (the “Mortgage Refinancing System”). The system comprises both delinquent debtors in the financial system and those outside the financial system. Pursuant to Law No. 25,798, a trust is created whose assets are composed of financial resources to be contributed by the Argentine government and the income derived from the amortization installments of refinanced loans. Banco de la Nación Argentina, in its capacity as Trustee of the trust, enters into refinancing agreements with the debtors under the following terms: a grace period of one year and amortization in monthly installments not to exceed 30% of the aggregate income of the family living in such housing unit. Banco de la Nación Argentina will then issue bonds that shall be delivered in lieu of payment to the mortgagee and will subrogate the mortgagee’s rights with regards to the debtors. The amounts to be refinanced may not exceed the appraisal value of the secured real property, after deduction of debts for taxes and maintenance expenses. The trust shall pay the mortgagee only the amount corresponding to overdue defaulted principal and, with regards to the outstanding debt, Banco de la Nación Argentina shall repay principal plus interest and adjustments according to the terms and conditions of the original mortgage loan agreement. The parties to secured loan agreements were given a period to express their decision to participate in the Mortgage Refinancing System. This term was extended twice first by Decree No. 352/2004 and then by Law No. 26,062, effective as of November 4, 2005. The latter not only extends the term 120 days from the day of its publication but also suspends foreclosure proceedings for the same period.

We cannot assure you that laws and regulations related to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect our business, financial condition or result of operations.

Our subordinated participations in securitized mortgage loans may have no value.

Additionally, on December 2001, we securitized almost the entire mortgage portfolio held by us since late 1992, amounting to Ps. 29.9 million, through the sale of this portfolio to Fideicomiso IRSA I. Banco Sudameris Argentina acted as trustee and collection agent for the trust. Fideicomiso IRSA I issued four classes of participation certificates under a scheme of complete subordination, in which each class is serviced only upon the total payment of the preceding senior class. We held all of the Class B, Class C and Class D participation certificates and approximately 10% of the Class A certificates. Class D certificates represent the most junior class. They have no fixed return and will yield the funds remaining in the trust after Classes A, B and C and all the expenses of the trust have been completely paid.

This portfolio was originally denominated in U.S. Dollars and mandatorily converted into Pesos in January 2002. Additionally, mortgages in the trust were subject to inflation adjustment between February and April 2002. Following these changes, the terms and conditions of the certificates of deposit issued by the trust were modified to reflect changes in the underlying assets. In May 2002, inflation adjustment on residential mortgages granted to individuals was eliminated until October 2002, when adjustment was performed according to the CVS a different inflation index. Pursuant to Decree 117/04 and Law No. 25,796, the CVS became unenforceable on April 1, 2004. The terms and conditions of the certificates of deposit were modified again to reflect this new change.

The portfolio value has declined due to the current economic crisis in Argentina, and as a result we cannot assure you that the trust will have sufficient funds to service the subordinated certificates held by us. If there are not sufficient funds, the value of these bonds might be considerably reduced or even equal to zero.

As of June 30, 2005, Classes A, B and C were completely amortized.

As of June 30, 2005, Class D’s equity value amounted to Ps. 3,259 for IRSA, Ps. 519 for Inversora Bolívar S.A and Ps.133 for Baldovinos S.A.

We cannot assure you that the theoretical cash flow to be generated by the participation certificates owned by us (and included in the annual report), will represent actual results. Successive changes in the terms and conditions of the underlying assets have been occurring since January 2002 and additional modifications might be introduced by fiscal authorities or the Ministry of Economy and Production, which could further affect respective cash flows.

We are subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which we operate our hotels is highly competitive. The operational success of our hotels is highly dependant on our ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. Our hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition to the general risks associated with investments in Argentina and in real estate discussed elsewhere in this section, the profitability of our hotels depends on:

•	our ability to form successful relationships with international operators to run our hotels;

•	changes in travel patterns, including seasonal changes; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

We are dependent on our senior manager and chairman Eduardo Elsztain.

Our success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, our chief executive officer, president and chairman of the board of directors. The loss of his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel.

Our investment in Banco Hipotecario subjects us to risks affecting the banking sector.

We have an investment in the banking sector, a different industry with different risks. As of June 30, 2005, we owned 11.76% of Banco Hipotecario, which represented 9% of our consolidated assets. Banco Hipotecario has been the leading mortgage lender, largest mortgage servicer and provider of mortgage-related insurance in Argentina. Substantially all of its operations, property and customers are located in Argentina. Accordingly, the quality of its loan portfolio, its financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003, and the Argentine government’s actions to address it, described below, have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

Banco Hipotecario strongly relies on mortgage lending and its ability to continue to develop its financial intermediation strategy depends in part on Banco Hipotecario’s ability to successfully implement a new business strategy.

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historical concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on (i) demand for new mortgage loans and (ii) the asset quality of outstanding mortgage loans.

In light of the economic conditions in Argentina for the foreseeable future, Banco Hipotecario cannot rely exclusively on mortgage lending and related services. Accordingly, Banco Hipotecario has adapted its business strategy to confront the challenges of these new market conditions. Banco Hipotecario’s ability to diversify its operation will depend on how successfully it diversifies product offerings and transforms itself into a financial institution that no longer relies solely on mortgage lending.

In the past two years Banco Hipotecario has made several investments designed to enable the development of retail banking activities. Banco Hipotecario must overcome significant challenges to achieve this goal including, among others, its lack of experience and client relationships outside the mortgage sector, the existence of large, well-positioned competitors, and significant political, regulatory and economic uncertainties in Argentina. As a result, Banco Hipotecario cannot give any assurance that it will be successful in developing significant retail banking activities in the foreseeable future, if at all. If Banco Hipotecario is unable to effectively transition to a new and viable operating model, it cannot assure that it will be able to comply with its debt obligations.

Banco Hipotecario cannot assure that its business or diversification strategy will be successfully achieved to the extent it requires concurrence or approval of the Argentine government, with whom it has recently disagreed.

Banco Hipotecario faces significant challenges in seeking to develop its business plan through internal growth and therefore continuously explores the possibility of acquiring other banks or financial institutions or a significant portion of their assets and liabilities. The fast pace of change in the Argentine financial system may require Banco Hipotecario to take advantage of opportunities and make decisions on an expedited basis, which may prove difficult to accomplish given applicable regulatory requirements and the requirement that the Argentine government, as one of its shareholders, approve certain transactions. These acquisition opportunities may require Banco Hipotecario to incur additional debt or other direct or contingent liabilities, and its ability to incur such liabilities is limited. In addition, any such acquisitions would likely divert a significant amount of its management’s attention to the integration of these businesses into Banco Hipotecario’s current operations.

The Argentine government, one of Banco Hipotecario’s major shareholders, has a “golden share”, meaning that it has an effective veto in respect of transactions involving any merger Banco Hipotecario may contemplate in the future. The Argentine government has also disagreed with Banco Hipotecario over other issues, such as board compensation. If we, as shareholders, are not able to receive government support to successfully implement new business strategies, Banco Hipotecario’s financial condition may be adversely affected.

The Argentine government may prevail in all matters to be decided at a general shareholders meeting.

According to the Privatization Law, there are no restrictions on the ability of the Argentine government to dispose of its Class A shares, and all but one of such shares could be sold to third parties in a public offering. Banco Hipotecario’s bylaws provide that if at any time the Class A shares represent less than 42% of its aggregate voting stock, Class D shares will automatically lose their triple voting rights. If this were to occur and if the Argentine government retained a sufficient number of Class A shares, the government would prevail in general shareholder meetings (except for certain decisions that require qualified majorities) and exercise effective control over the decisions to be submitted to the consideration of such meetings.

Banco Hipotecario operates in a highly regulated environment and its operations are subject to regulations adopted, and measures taken, by the Argentine Central Bank, the Comisión Nacional de Valores and other regulatory agencies.

Financial institutions are subject to significant regulation historically entrusted to the Argentine Central Bank and other regulatory authorities. Measures adopted by the Argentine Central Bank have had and may continue to have a material adverse effects on Banco Hipotecario’s financial condition and results of operations. On July 25, 2003, the Argentine Central Bank announced its intention to adopt new capital adequacy requirements, effective as of January 2004 that it will implement gradually through 2009. In addition, the International Monetary Fund and other multilateral agencies have been encouraging the Argentine government to impose minimum capital adequacy, solvency and liquidity requirements consistent with international standards, which could impose operating restrictions on Banco Hipotecario.

Similarly, the Comisión Nacional de Valores, which regulates the public markets in Argentina, has authority to impose sanctions on Banco Hipotecario and its board of directors for breaches of corporate governance and market regulatory standards.

Laws and decrees implemented during the outburst of the economic crisis in 2002 had substantially altered contractual obligations. Recently, various initiatives have been presented to Congress intended to reduce or eliminate a portion of its mortgage loan portfolio on the debt owed to Banco Hipotecario. Also, there were initiatives intended to review the terms pursuant to which Banco Hipotecario Nacional was privatized. As a result, we cannot assure you that the legislative branch will not enact new laws that will have a significant adverse effect on Banco Hipotecario’s shareholders’ equity or that, if this were to occur, the Argentine government would compensate Banco Hipotecario for the resulting loss.

Uncertainties affecting Banco Hipotecario’s business could negatively affect the value of our investment.

Banco Hipotecario’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The political and economic crisis of late 2001 and early 2002 and the Argentine government’s actions to address such crisis have had a significant adverse effect on Banco Hipotecario’s business activity. Currently, Banco Hipotecario is highly dependent on the Argentine Government’s ability to perform on its obligations owed to Banco Hipotecario and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and its obligation to approve and deliver government securities under various laws and regulations. As of June 30,

2005, we owned 11.76% of Banco Hipotecario, and 5.22% of such ownership is through our subsidiary Ritelco S.A. The future outcome of the uncertainties described above could have an adverse effect on the value of our investment in Banco Hipotecario.

Banco Hipotecario’s mortgage loan portfolio is not adequately indexed for inflation and any significant increase in inflation could have a material adverse effect on its financial condition.

In accordance with Emergency Decree 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the CER. On May 6, 2002, the executive branch issued a decree providing that mortgages originally denominated in U.S. Dollars and converted into Pesos pursuant to Decree No. 214/2002 on property constituting a borrower’s dwelling may be adjusted for inflation only pursuant to CVS index, which during 2002 was significantly less than inflation as measured by the wholesale price index. Through December 31, 2002, the wholesale price index and the CVS posted cumulative increases of 118.2% and 0.2%, respectively, and the CER increased 41.4%. During 2003, inflation rose by 4.3% as measured by the wholesale price index, 3.7% as measured by the CER and 15.8% as measured by the CVS. As a result, only 10% of Banco Hipotecario’s mortgage loans were adjusted for inflation in accordance with the CER, 30% were adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, Law No. 25,796 Section 1, effective April 1, 2004, eliminated the use of the CVS as an indexation mechanism, as applied to the relevant portion of Banco Hipotecario’s mortgage loans. The CVS increased until its repeal by 5.3%, whereas the increase in CER was 5.5% as of December 31, 2004 and the wholesale price index increased by 7.9%. Argentina’s history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. As a result of the high inflation in Argentina in 2002 and 2003, Banco Hipotecario’s mortgage loan portfolio experienced significant erosion in value. If inflation were to increase significantly once again, it might continue to materially erode value. Accordingly, an increase in Banco Hipotecario’s funding and other costs due to inflation might not be offset by indexation which could adversely affect its liquidity and results of operations.

If Banco Hipotecario’s ratio of non-performing loans increases significantly, Banco Hipotecario’s operations results could be materially adversely affected.

Banco Hipotecario has traditionally been an active lender to individuals in the middle and lower-middle income segment of the population. The quality of Banco Hipotecario’s loan portfolio to such individuals is highly dependent on household income. In 2000, Banco Hipotecario established a Ps.550.2 million provision for loan losses in an effort to rectify recurring asset quality problems in its pre-1991 loans (and in certain post-1991 loans). The overall asset quality of Banco Hipotecario’s mortgage loan portfolio has been materially and adversely affected by the Argentine crisis of 2002 and 2003 and its aftermath. According to INDEC the official unemployment rate was 12.1% in the second quarter of 2005, and household disposable income decreased significantly as a result of continuing high inflation rates. As of June 30, 2005, Banco Hipotecario’s non-performing mortgage loans represented 10.1% of its total loan portfolio compared to 11.3% as of December 31, 2004. Should political and macroeconomic uncertainties persist, including further high levels of inflation, such circumstances might lead to continuing increases in the level of Banco Hipotecario’s non-performing loan portfolio, provisions for loan losses and charge-offs, all of which would have a substantial adverse effect on its financial condition and results of operations.

Banco Hipotecario’s ability to foreclose on mortgaged collateral has been materially impaired.

Like other mortgage lenders, the ability to foreclose on mortgaged collateral to recover delinquent mortgage loans is very important in conducting a business. In February 2002, the Argentine government amended Argentina’s Bankruptcy Law, suspending bankruptcies and foreclosures on real estate that constitutes the debtor’s primary residence, initially for a six-month period and subsequently extended until November 14, 2002. By agreement reached between the Argentine Banking Association and the Argentine government, Banco Hipotecario and other large financial institutions “voluntarily” agreed to continue the suspension of bankruptcy and foreclosure proceedings due to the likelihood of significant social and political resistance to any collection efforts, particularly in light of social protests at the time directed at commercial banks. Moreover, on June 2, 2003, the Congress passed a law formally suspending Banco Hipotecario’s ability to foreclose on mortgaged properties for a term of ninety days (ending on November 14, 2003), reinstating the earlier “formal” suspension on foreclosures.

Moreover, on January 17, 2005, the Province of Buenos Aires enacted Law No. 13,302 suspending foreclosures on real estate that constitutes the debtor’s primary dwelling within the territory of such province for a period of 180 days, provided that the current tax value of such real estate does not exceed Ps.90,000. This limitation of Law No. 13,302 has expired. Furthermore, this provincial law establishes that the above mentioned foreclosure suspension on the debtor’s primary dwelling will be extended to one year for unemployed borrowers, as of the date of enactment of that law.

Law No. 25,798 enacted on November 5, 2003 and regulated by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to refinance delinquent mortgage loans in order to prevent foreclosures of the housing units constituting the only dwelling of debtors (“the Mortgage Refinancing System”). The system comprises both delinquent debtors in the financial system and those outside the financial system. Financial institutions are free to participate in the system, and should they decide to do so, they may refinance their mortgage loan portfolio eligible for foreclosure either in whole or in part. Pursuant to Law No. 25,798, a trust is created whose assets are composed of financial resources to be contributed by the Argentine government and the income derived from the amortization installments of refinanced loans. Banco de la Nación Argentina, in its capacity as Trustee of the trust, enters into refinancing agreements with the debtors under the following terms: a grace period of one year and amortization in monthly installments not to exceed 30% of the aggregate income of the family living in such housing unit. Banco de la Nación Argentina will then issue bonds that shall be delivered in lieu of payment to mortgagees and will subrogate the mortgagees’ rights with regards to the debtors. The amounts to be refinanced may not exceed the appraisal value of the secured real property, after deduction of debts for taxes and maintenance expenses. The trust shall pay the mortgagee institutions only the amount corresponding to overdue defaulted principal and with regards to the outstanding debt, Banco de la Nación Argentina shall repay principal plus interest and adjustments according to the terms and conditions of the original mortgage loan agreement. Financial institutions were given a period that expired on June 22, 2004 to express their decision to participate in the this Mortgage Refinancing System. This period was extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The latter not only extends the term 120 days as from the day of its publication but also suspends foreclosure proceedings for the same period.

We cannot assure you that laws and regulations related to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect Banco Hipotecario’s business, financial condition or result of operations.

Banco Hipotecario’s mortgage loan portfolio was materially and adversely affected by the devaluation of the Peso and may be further impacted by future fluctuations in exchange rates.

While the one-to-one Peso-U.S. Dollar parity was in effect, Banco Hipotecario had no exchange rate risk with respect to its Peso-denominated revenues. However, its repeal on January 7, 2002 and the subsequent devaluation of the Peso have had the effect of significantly reducing its shareholders’ equity and Banco Hipotecario’s net income. This is also a consequence of the mismatch between Banco Hipotecario’s Peso-denominated revenues and its significant U.S. Dollar obligations, particularly in light of the pesification of its U.S. Dollar-denominated mortgage loans described below. On January 11, 2002, the Peso began to float freely for the first time in eleven years trading at Ps.1.40 = US$1.00; however, the Peso has devalued significantly, trading as low as Ps.3.90 = US$1.00 in June 2002, as reported by Banco de la Nación Argentina. Since then, the value of the Peso has begun to recover and on November 30, 2005, the exchange rate as reported by Banco de la Nación Argentina was approximately Ps.2.96 = US$1.00.

Beginning on February 3, 2002, the Argentine government converted (i) certain foreign currency-denominated debts into Peso-denominated debts at a one-to-one exchange rate, (ii) certain foreign currency-denominated public sector debts into Peso-denominated assets at an exchange rate of Ps.1.40 per US$1.00 and (iii) foreign currency-denominated bank deposits into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00. As a result, 100% of Banco Hipotecario’s mortgage loans denominated in foreign currency were converted to Pesos at a one-to-one exchange rate and 100% of the Argentine government securities Banco Hipotecario held, including federal, provincial and municipal bonds, were converted to Pesos at an exchange rate of Ps.1.40 per US$1.00. On the other hand, less than 8% of its liabilities denominated in foreign currency were converted to Pesos at an exchange rate of Ps.1.40 per US$1.00, and the remainder of its liabilities remained denominated in foreign currency.

Due to the fact that Banco Hipotecario’s loan portfolio now generates interest income only in Pesos, any further devaluation of the Peso against the U.S. Dollar or the Euro will further impair its ability to make payments on its liabilities denominated in such currencies. Moreover, although the Argentine government has issued National Government Compensating Bonds (“BODEN”), notes that are intended to compensate Banco Hipotecario in part for its losses resulting from pesification, Banco Hipotecario cannot assure us that the Argentine government will honor its obligations to deliver the additional BODEN to which Banco Hipotecario is entitled, or that any BODEN it may receive will be sufficient to compensate adequately for the harm caused by the asymmetric pesification of its assets and liabilities. Additionally, Banco Hipotecario cannot assure us that future exchange rate policies to be implemented by the Argentine government will not further affect its financial condition and the results of its operations; and if such were the case, Banco Hipotecario cannot ensure that the Argentine government will compensate such differences nor up to which amount.

Due to interest rate and currency mismatches of Banco Hipotecario’s assets and liabilities, Banco Hipotecario has significant currency exposure.

The asymmetric pesification of Banco Hipotecario’s assets and liabilities created a significant currency inconsistency between Banco Hipotecario’s pesified loans and non-pesified debt denominated in foreign currencies. On September 16, 2002, Banco Hipotecario requested the Argentine government to deliver US$418.5 million U.S. Dollar-denominated BODEN issued as compensation for the negative effects of pesification. Further, Banco Hipotecario has elected to acquire US$ 812.2 million additional BODEN to eliminate this currency inconsistency. In April 2005, Banco Hipotecario made a new filing of the calculation of compensations in response to the Argentine Central Bank’s objections and requested amendments to its original request, requiring US$ 374.7 million of BODEN as compensation for the pesification and an additional US$ 845.7 million of BODEN to eliminate the currency inconsistency. To the extent domestic inflation exceeds the rate of devaluation of the Peso against the U.S. Dollar, the value of Banco Hipotecario’s BODEN holdings will erode. Moreover, the BODEN are long-term bonds denominated in U.S. Dollars that currently bear interest at a rate equal to six-month LIBOR, while their plan to purchase additional BODEN with Central Bank advances adjusted by CER that bear interest at a rate of 2%.

As of June 30, 2005 and at December 31, 2004, Banco Hipotecario’s foreign currency-denominated assets exceeded its foreign currency denominated liabilities by US$ 350.4 million and US$ 350 million, respectively. Substantially all of Banco Hipotecario’s foreign currency assets consist of dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not depreciate against the Peso or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

Because of Banco Hipotecario’s large holdings of BODEN and guaranteed government loans, Banco Hipotecario has significant exposure to the Argentine public sector.

On June 1, 2002, the Argentine government announced that it would issue BODEN to compensate financial institutions for the adverse effects of pesification. Accordingly, on September 16, 2002, Banco Hipotecario notified the Argentine Central Bank its option to (i) receive US$418.5 million in U.S. Dollar-denominated BODEN, as compensation for the pesification of certain of its assets and liabilities at different exchange rates, and (ii) purchase US$812.2 million in additional U.S. Dollar-denominated BODEN, as compensation for the currency inconsistency between Banco Hipotecario’s non-pesified liabilities and pesified assets. [In April 2005, Banco Hipotecario filed a recalculation of compensation in response to the Argentine Central Bank’s objections and requests for amendments to Banco Hipotecario’s original calculation, requiring US$ 374.7 million of BODEN in U.S. Dollars issued as compensation for the pesification and an additional US$ 845.7 million of BODEN designed to eliminate the currency mismatch]. On June 30, 2005, Banco Hipotecario had received approximately US$356.0 million of BODEN issued as compensation for the pesification, but no BODEN was issued to eliminate the currency asymetry. As a result, including the additional BODEN that Banco Hipotecario expects to acquire (recorded at nominal value), as of June 30, 2005 Banco Hipotecario’s holdings of Argentine government securities and loans to the Argentine government represented approximately 53.8% of Banco Hipotecario’s total assets.

On December 23, 2001, the Argentine government declared the suspension of payments on most of its sovereign debt, which as of December 31, 2001 totaled approximately US$144.5 billion a substantial portion of which was restructured by the issuance of new bonds in mid-2005. Additionally, the Argentine government has incurred, and is expected to continue to incur, significant new debt obligations, including the issuance of compensatory bonds to financial institutions. Given Banco Hipotecario’s BODEN holdings, Banco Hipotecario has a significant exposure to the Argentine government’s solvency. Further, defaults by the Argentine government on its debt obligations, including the BODEN and other government securities (such as the guaranteed government loans) held by Banco Hipotecario, would materially and adversely affect its financial condition which would in turn affect our investment.

Banco Hipotecario faces potential material litigation which could adversely affect its financial condition and results of operations.

On May 31, 2005, approximately 3,894 borrowers of pre-1991 loans had initiated legal proceedings against Banco Hipotecario, alleging that the write-downs performed on the balance of such loans have been insufficient and did not complying wih the Privatization Law. As of that date those loans had an aggregate outstanding balance of approximately Ps.87 million. If Banco Hipotecario does not prevail in these proceedings or settles the claims, or if more borrowers bring similar claims against them, Banco Hipotecario may need to effect substantial write-downs on the affected loans. The majority of the borrowers involved in this litigation have obtained a preliminary injunction ordering Banco Hipotecario to charge a lower service of capital and interest with respect to the amount previously determined. Banco Hipotecario can not assure you that additional borrowers will not bring similar lawsuits against them, objecting to the adequacy of the write-down on balances under the Privatization law, nor that the courts will not issue other decisions against Banco Hipotecario such lawsuits. In the event that Banco Hipotecario loses this litigation, is unable to settle claims or more borrowers bring similar claims against it, they may be required to write-down significant amounts that they had previously capitalized. Any one or more of these events may materially and adversely affect Banco Hipotecario’s business, financial condition or results of operations.

In May 2003, an Argentine court entered a judgment directing Banco Hipotecario to pay an amount that, at the date of the judgment, was approximately Ps.40 million in connection with a proceeding initiated by a private developer who received financing for the construction of certain projects. The developer alleged that Banco Hipotecario breached certain of the original conditions of the loan agreement, including failure to make funds available. Banco Hipotecario currently faces other similar claims by other private developers or construction companies that involve approximately Ps.300 million in the aggregate. Although Banco

Hipotecario has appealed the May 2003 judgment and believes that its appeal may be successful, the possible confirmation of the judgment and/or eventual extension of the ruling to other proceedings could materially adversely impact Banco Hipotecario’s financial condition and results of operations.

In addition, an Argentine social security agency has filed suit seeking summary judgment against Banco Hipotecario alleging that it owes Ps.335 million in employer contributions to the pension plan that were not made by Banco Hipotecario’s predecessor, Banco Hipotecario. This claim has been dismissed in a judgment entered by the lower court. Although the plaintiff has filed an appeal, Banco Hipotecario considers that the Privatization Law under which it was privatized clearly precludes them from being liable for these payments and establishes that this is an exclusive obligation of the Argentine government. Nonetheless, a court may rule against Banco Hipotecario and this may have a material adverse effect on its financial condition and results of operations.

A number of lawsuits filed against Banco Hipotecario by certain holders of their bonds could adversely affect Banco Hipotecario’s liquidity.

In the course of the last two years Banco Hipotecario has been sued in Argentine courts by individual bondholders seeking summary judgments (juicios ejecutivos) based on Banco Hipotecario’s defaulted payment of amounts due on their notes issued prior to their debt restructuring. In each of these lawsuits, the lower courts had rendered a decision favorable to holders of Banco Hipotecario’s existing notes. At the closing of Banco Hipotecario’s exchange offer, existing bondholders, representing 5% of the principal amount subject to restructuring did not participate in the offering. Currently, approximately 3% of this debt remains outstanding. To the extent such bondholders initiate other lawsuits against Banco Hipotecario, Banco Hipotecario may be required to make additional payments to settle or satisfy possible adverse judgments which may adversely affect its liquidity.

Risks Related to the Global Depositary Shares and the Shares

Shares eligible for sale could adversely affect the price of our shares and Global Depositary Shares.

The market prices of our common shares and Global Depositary Shares could decline as a result of sales by our existing shareholders of common shares or Global Depositary Shares in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The Global Depositary Shares are freely transferable under U.S. securities laws, including shares sold to our affiliates. Cresud, which as of November 30, 2005 owns approximately 21.4% of our common shares (or approximately 77,850,702 common shares which may be exchanged for an aggregate of 7,785,070.2 Global Depositary Shares), are free to dispose of any or all of its common shares or Global Depositary Shares at any time in its discretion. Sales of a large number of our common shares and/or Global Depositary Shares would likely have an adverse effect on the market price of our common shares and the Global Depositary Shares. Different Corporate Disclosure and Accounting Standards.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There is less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires than information publicly available about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

We are exempted from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempted from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt as to whether the Argentine courts will enforce to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of our equity securities would suffer negative consequences.

The Company has not made a determination as to whether it is, or may be, a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the fiscal year ending June 30, 2005. Because the determination of whether we are a PFIC is an annual determination based upon the composition of our assets and income, it is possible that we may be a PFIC in the current year or that we may become a PFIC in the future. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. If we are or become a PFIC, United States holders of our shares or Global Depositary Shares will be subject to certain United States federal income tax rules which will have negative consequences on them such as additional tax and an interest charge upon certain distributions or upon sales or other disposition of our shares or Global Depositary Shares at a gain, as well as reporting requirements. See Item 10.E “United States Taxation—Passive Foreign Investment Company Rules” for a more detailed discussion of the consequences of the Company being deemed a PFIC. Investors are urged to consult their tax advisors regarding the application of the PFIC rules to them.

ITEM 4.	Information on the Company

A. History and Development of the Company

General Information

Our legal name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943 under Argentine law as a sociedad anónima (stock corporation), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and Global Depositary Shares representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54 (11) 4323-7400, and our website is www.irsa.com. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is P.O. Box 11258 Church Street Station, New York, New York 10286, and whose telephone is +1-610-312-5315.

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

Since 1996, through our subsidiary APSA, we expanded our real estate activities into the shopping center segment. As of June, 30, 2005, we had a controlling interest in a portfolio of nine shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto Noa Shopping, Abasto, Patio Bullrich, Mendoza Plaza Shopping and Alto Rosario Shopping. Since 1996, we also entered into the residential real estate market through the development and construction of multi-tower apartment complexes in the City of Buenos Aires and through the development of private residential communities in greater Buenos Aires.

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche and the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired the Sheraton Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest to an affiliate of Sheraton Hotels.

In September 2002, we acquired the Piscis Hotel located in Valle de Las Leñas, an important ski resort in Argentina, for US$ 1.4 million. During that month, we also acquired 30.9% of the share ownership of Valle de Las Leñas S.A. and US$ 3.7 million convertible notes due October 31, 2005, issued by that company, for US$ 2.4 million. Valle de Las Leñas S.A. is the operator of the ski resort. In March 2003, we sold the Piscis Hotel and our stake in Valle de Las Leñas S.A. for a total consideration of US$ 7.7 million.

On October 15, 2002, we initiated a preemptive rights offering for 100 million units consisting of US$ 100.0 million of 8% convertible notes (the “Convertible Notes”) due 2007 and non-detachable warrants to purchase shares of our common stock. The Convertible Notes may be converted into shares of our common stock after December 13, 2002, and until maturity on November 14, 2007, at the initial conversion price of US$ 0.5450 per common share. Each warrant will be exercisable on or after conversion of the convertible note to which it is attached at the same conversion price plus a 20% premium (US$ 0.6541). The rights offering to holders of our common shares and Global Depositary Shares expired on November 13, 2002. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 66.7 million and they have exercised their accretion rights for US$ 10.7 million, adding together US$ 77.4 million. During the allocation of the remainder, new investors have subscribed the remaining 22.6 million units completing the US$ 100 million offering.

During fiscal years 2003, 2004 and 2005, certain holders of our Convertible Notes, for a total amount of US$ 41.5 million, exercised their conversion rights and, as a result, we issued 12,531 shares, 23,734,388 shares and 52,448,952 shares of common stock, respectively. At June 30, 2005 the outstanding balance of our Convertible Notes amounted to US$ 58.5 million. Subsequent to 2005 fiscal year-end, we issued 2,738,039 shares as a result of the conversion of US$ 1,492,234 of our Convertible Notes. As of November 30, 2005 the outstanding balance of our Convertible Notes amounts to US$ 57.0 million.

In addition, during fiscal years 2004 and 2005, we issued 13.1 million shares and 56.0 million shares of common stock in exchange for US$ 8.5 million and US$ 36.6 million in cash, respectively, as a result of the exercise of warrants. At November 30, 2005 the number of outstanding warrants amounts to 57.8 million.

During fiscal year 2004 we increased our ownership interest in Banco Hipotecario. For details, see Note 2.f. to our Consolidated Financial Statements. As a result of this transaction and considering the exercise of significant influence and the intention to maintain the participation in Banco Hipotecario as a long-term investment, during fiscal year 2004 we changed the accounting method for our investment in Banco Hipotecario from fair market value to the equity method. For details on the accounting for this accounting change under Argentine GAAP and US GAAP see Notes 3.c. and 23.I (a) to our Consolidated Financial Statements, respectively.

On September 29, 2004 we entered, through our subsidiary APSA, into a purchase agreement pursuant to which we acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.) for US$ 5.3 million. Through this acquisition, we became holders of 68.8% of the capital stock of Mendoza Plaza Shopping S.A., the main activity of which is the exploitation of the Mendoza Plaza Shopping S.A. center in the City of Mendoza. In addition, in May 2005 our ownership interest in Mendoza Plaza Shopping S.A. increased to 85.4% as a result of a capital increase made by Mendoza Plaza Shopping S.A. through the conversion of debt owed to APSA. For details, see Note 2.f to our Consolidated Financial Statements. As a result of gaining control, the results of operations of Mendoza Plaza Shopping S.A. were included in the consolidated statement of income from October 1, 2004.

On November 9, 2004 APSA opened Alto Rosario Shopping, with 99% of the units already leased. The first stage required an investment of approximately Ps. 55 million, which was fully financed with our cash flows from operations.

On November 30, 2004, we purchased from GSEM/AP Holdings LP (“GSEM/AP”), a wholly-owned subsidiary of Goldman Sachs, 3,061,450 units of APSA’s Convertible Notes with a nominal value of US$ 1 per note and 4,458,080 shares of APSA, for a total consideration of US$ 15.3 million. At the same time, in accordance with the shareholders agreement entered into with Parque Arauco S.A., we sold to Parque Arauco S.A. 1,004,866 units of APSA’s Convertible Notes and 1,463,284 shares at the same price paid to GSEM/AP, totaling US$ 5.1 million. As a result of this transaction, our ownership interest in APSA increased from 53.81% to 60.69%.

During fiscal year 2005 our offices continued showing an important recovery both in respect of rooms occupied and rental prices. The excellent prospects of this business have pushed us to make an important investment in this segment by acquiring Bouchard 710, covering 15,014 square meters of rentable premium surface, for a total purchase price of US$ 24.6 million plus acquisition cost of US$ 0.5 million. We intend to construct a building at Dock IV of Puerto Madero, which will have approximately 14,100 square meters of rentable surface.

Capital Expenditures

During the fiscal year ended June 30, 2005, we had capital expenditures of Ps. 114.9 million. We made investments in fixed assets of Ps. 79.3 million, primarily in shopping centers totaling Ps. 50.9 million and in the acquisition of Bouchard 710 for Ps. 20.4 million. We also made investments in our subsidiaries of Ps. 4.2 million for the acquisition of the additional ownership in Mendoza Plaza Shopping and Ps. 30.8 million for the increase in our ownership interest in APSA. We also invested Ps. 0.7 million in undeveloped parcels of land.

During the fiscal year ended June 30, 2004 we had capital expenditures of Ps. 97.2 million. We made a net investment in our equity investee Banco Hipotecario of Ps. 70.3 million. We also made investments in fixed assets of Ps. 26.4 million primarily in shopping centers of Ps. 21.7 million and in the Llao Llao Hotel of Ps. 3.3 million. We also invested Ps. 0.6 million in undeveloped parcels of land.

During the fiscal year ended June 30, 2003 we had capital expenditures of Ps. 42.7 million. We made investments in our subsidiaries of Ps. 31.7 million primarily in APSA. We also made investments in fixed assets of Ps. 10.8 million, primarily in the segments of shopping centers and hotels. In addition, we made investments in undeveloped parcels of land of Ps. 0.2 million.

We believe our assets have potential for growth. Our level of indebtedness, most of which is long-term, and the cash proceeds from the exercise of warrants attached to our convertible debt, places us in a good position to finance new projects and seek expansion opportunities.

B. Business Overview

Operations and Principal Activities

We are one of Argentina’s leading real estate companies. We are engaged directly, or indirectly through subsidiaries and joint ventures in a range of real estate activities in Argentina.

Our principal activities consist of:

•	the acquisition and development of residential properties primarily for sale;

•	the acquisition, development and operation of office and other non-shopping center retail properties primarily for rental purposes;

•	the acquisition, development and operation of shopping center properties;

•	the acquisition and operation of luxury hotels; and

•	the acquisition of undeveloped land reserves for future development or sale.

Overview of properties

As of June 30, 2005, we, either directly or through our subsidiaries and joint ventures, owned significant interests in a portfolio of 53 properties in Argentina, located principally in Buenos Aires. The following table sets forth certain information concerning our operation and property portfolio.

Consolidated Operating Income

	Years ended June 30, (1)
	2005	2004	2003
	(in thousands of Pesos)
Offices and other non-shopping center rental properties	13,768	30,229	2,297
Shopping centers	95,229	63,261	14,093
Development and sale of properties	21,132	799	2,913
Hotels operations	11,066	10,138	6,176
Financial operations and others	(39)	61	39
Total Operating Income	141,156	104,488	25,518

(1)	At June 30, 2005, 2004 and 2003 includes Ps. 27.9 million, Ps. 63.1 million and Ps. 21.5 million gain (loss) from operations and holdings of real estate assets, net distributed as follows: Offices and other non-shopping center rental properties Ps. 12.2 million, Ps. 27.7 million and Ps. (1.9) million, Shopping centers Ps. 13.1 million, Ps. 25.6 million and Ps. 10.5 million. Development and Sale of properties Ps. 0.5 million, Ps. 7.0 million and Ps. 12.9 million and Hotels operations Ps. 2.1 million, Ps. 2.7 million and Ps. nil. At June 30, 2005 Development and sale of properties includes Ps. 17.3 million from gain from valuation of inventories at fair market value.

Consolidated Revenues by Geographic Area

	Total revenues for the fiscal years Ps./000
	2005	2004	2003
Offices and other non-shopping center leased properties
City of Buenos Aires	19,402	15,144	17,770
Province of Buenos Aires	29	—	—
Shopping Centers
City of Buenos Aires	192,400	125,747	101,629
Province of Buenos Aires	19,149	14,734	10,038
Province of Salta	3,829	2,769	2,087
Province of Santa Fé	5,497	—	—
Province of Mendoza	9,212	—	—
Development and sale of properties
City of Buenos Aires	27,278	11,035	22,515
Province of Buenos Aires	5,033	19,222	14,189
Province of Mendoza	—	—	9,912
Hotels operations
City of Buenos Aires	53,784	41,729	33,826
Province of Rio Negro	33,336	29,566	23,560
Province of Mendoza	—	—	344

Total City of Buenos Aires	292,864	193,655	175,740
Total Province of Buenos Aires	24,211	33,956	24,227
Total Province of Rio Negro	33,336	29,566	23,560
Total Province of Santa Fé	5,497	—	—
Total Province of Salta	3,829	2,769	2,087
Total Province of Mendoza	9,212	—	10,256

TOTAL	368,949	259,946	235,870

Offices and other non-shopping center leased properties

We are engaged in the acquisition, development and management of offices and other non-shopping center leased properties in Argentina. As of June 30, 2005, we, directly and indirectly owned interests in 22 office and other non-shopping center rental properties in Argentina that comprised 177,800 square meters of gross leasable area. Of these properties, 15 were office properties that comprised 98,199 square meters of gross leasable area. For the fiscal year 2005, we had net revenues from office and other non-shopping center rental properties of Ps.19.4 million.

Most of our office rental properties in Argentina are located in the City of Buenos Aires. All of these properties are rented to various different premium tenants. For the year ended June 30, 2005, the average occupancy rate for all our properties in the Offices and other non-shopping center rental property segment was approximately 94%. Seven different tenants accounted for approximately 31.84 % of our monthly office rental and 24.20 % of our total revenues for the fiscal year 2005. Our seven main office rental tenants are: Grupo Total Austral, Unilever Argentina S.A., Procter & Gamble S.C., Finterbusch Pickenhayn Sibille S.C. (“KPMG”), Microsoft Argentina S.A., Grupo Danone and Vintage Oil Argentina.

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

Offices and other non-shopping center leased properties

	Date of Acquisition	Leasable area m2 (1)	Occupancy rate (2)	IRSA’s effective interest	Monthly rental income Ps./000 (3)	Total revenues for the fiscal years Ps./000			Book Value
						2005	2004	2003	Ps./000 (4)
Offices
Intercontinental Plaza (5)	11/18/97	22,535	96%	67%	489	5,289	4,108	5,648	67,741
Bouchard 710	06/01/05	15,014	100%	100%	412	412	—	—	72,222
Libertador 498	12/20/95	10,533	94%	100%	284	3,061	2,524	2,359	43,307
Maipú 1300	09/28/95	10,325	96%	100%	244	2,797	2,040	2,100	44,581
Laminar Plaza	03/25/99	6,521	95%	100%	193	2,346	2,288	2,902	30,577
Madero 1020	12/21/95	215	100%	100%	4	47	104	876	1,665
Reconquista 823/41	11/12/93	6,100	—	100%	—	—	—	—	19,355
Suipacha 652/64	11/22/91	11,453	80%	100%	91	621	530	576	11,749
Edificios Costeros	03/20/97	6,389	100%	100%	113	1,242	820	403	19,358
Costeros Dock IV	08/29/01	5,437	100%	100%	133	1,378	744	695	21,849
Others (6)	N/A	3,678	100%	N/A	78	804	628	602	10,208

Subtotal		98,200	89%		2,041	17,997	13,786	16,161	342,612
Other rental properties
Commercial properties (7)	N/A	4,200	97%	N/A	17	139	153	191	3,107
Other properties (8)	N/A	75,400	100%	N/A	107	761	623	742	16,966

Subtotal	N/A	79,600	100%	N/A	124	900	776	933	20,073
Related expenses
Management fees	N/A	N/A	N/A	N/A	N/A	534	582	676	N/A

TOTAL	N/A	177,800	94%	N/A	2,165	19,431	15,144	17,770	362,685

(1)	Total leasable area for each property. Excludes common areas and parking.

(2)	Calculated dividing occupied square meters by leasable area.

(3)	Pursuant to agreements in force as of 06/30/05.

(4)	Cost of acquisition, plus improvements (adjusted for inflation until 02/28/03), less accumulated depreciation and impairment allowances.

(5)	Through Inversora Bolívar S.A. (“IBSA”)

(6)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768 and Sarmiento 517 (through IRSA).

(7)	Includes the following properties: Constitución 1111, Alsina 934 and commercial stores “Abril” (through IRSA and IBSA)

(8)	Includes the following properties: Thames, one unit in Alto Palermo Park (through IBSA), Santa Maria del Plata and Constitución 1159 (through IRSA). Cumulative revenues include in fiscal year 2003, the revenues from Alto Palermo Plaza (fully sold).

The following table shows a schedule of the lease expirations of our office and other non-shopping center properties for leases outstanding as of June 30, 2005, assuming that the tenants neither exercise renewal options nor terminate their leases early. Most of these leases contain renewal clauses.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases (m2)	Percentage of total square meters subject to expiration (%)	Annual rental income under expiring leases (Ps.)	Percentage of total rental income under expiring leases (%)
2006 (1)	24	42,407	25.44	1,568,712	6.09
2007	28	54,310	32.58	4,891,296	19.00
2008	54	51,595	30.96	8,488,440	32.97
2009	34	13,127	7.88	8,179,698	31.77
2010	9	5,100	3.06	2,563,275	9.96
2011	1	136	0.08	55,430	0.21

Total	150	166,675	100	25,746,851	100

(1)	Includes Offices which have contracts that have not been renewed and vacant stores as of June 30, 2005

The following table shows the average occupancy rate for our offices during the last three fiscal years ended June 30, 2005, 2004 and 2003.

	Occupancy Rate Fiscal year ended June 30 (1),
	2005	2004	2003
	(%)	(%)	(%)
Offices
Intercontinental Plaza	96	84	73
Bouchard 710 (2)	100	N/A	N/A
Libertador 498	94	88	53
Maipú 1300	96	92	70
Laminar Plaza	95	95	90
Madero 1020	100	16	100
Reconquista 823/41	0	0	0
Suipacha 652/64	80	45	45
Edificios Costeros	100	98	63
Costeros Dock IV (3)	100	87	48
Others (4)	100	100	45

(1)	Calculated by dividing square meters leased under leases in effect as of June 30, 2005, 2004 and 2003 by the total gross leasable area of offices in the same periods.

(2)	Lease commenced on the fourth quarter of fiscal year 2005.

(3)	Lease commenced on first quarter fiscal year 2002.

(4)	Fiscal years 2005, 2004 and 2003 include the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

The following table shows the average annual rent per square meter for our offices for the last three fiscal years ended June 30, 2005, 2004 and 2003.

	Average Annual rent Per Square Meter Fiscal year ended June 30 (1),
	2005	2004	2003
	(Ps./m2)	(Ps./m2)	(Ps./m2)
Offices
Intercontinental Plaza	293	262	251
Bouchard 710 (2)	27	N/A	N/A
Libertador 498	330	323	224
Maipú 1300	286	235	203
Laminar Plaza	379	381	445
Madero 1020	219	281	350
Suipacha 652/64	95	104	50
Reconquista 823/41	0	—	—
Edificios Costeros	196	154	63
Costeros Dock IV (3)	265	226	128
Others (4)	219	307	169

(1)	Calculated dividing annual rents per gross leasable area of offices according to our interest in each building.

(2)	Lease commenced during the forth quarter of fiscal year 2005.

(3)	Leases commenced during first quarter fiscal year 2002.

(4)	Fiscal years 2005, 2004 and 2003 includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

Properties. Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building which has floors averaging 900 square meters. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Vintage Oil Argentina Inc. Sucursal Argentina, IRSA, APSA and Cresud.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building located in the Retiro area, close to the intersection of avenues Leandro Alem and Córdoba. The building is a 12 story tower, with an average surface per floor of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Finterbusch Pickenhayn Sibille S.C. (“KPMG”), FST S.A. and Microsoft de Argentina S.A, which, in addition, rents the building billboard for an annual amount of US$ 120,000.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower located at the intersection of Avenida 9 de Julio, Avenida del Libertador and Autopista Illia, three of the most important thoroughfares of the City of Buenos Aires, making it accessible from the north, west and south of the city. We own 17 floors with floor plans averaging 620 square meters. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include Voridiam Argentina S.R.L., MTV Networks Argentina S.R.L., Epson Argentina S.A., Cervecería y Maltería Quilmes, Yara Argentina S.A., Farmanet S.A., Alfaro Abogados S.C. and Daimler Chrysler Argentina S.A., which leased the billboard for an annual rent of Ps. 120,000 through June 30, 2005.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower located on the San Martín Plaza, a prime office zone, on Avenida del Libertador, a major north-south thoroughfare. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has floor plans measuring 440 square meters on most floors. The building’s principal tenants currently include Allende & Brea, Carlson Wagonlint Travel Argentina S.A. and PPD Argentina S.A.

Laminar Plaza, City of Buenos Aires. Laminar Plaza is a 20-story office building located in Catalinas, the City of Buenos Aires’ most exclusive office district. Each floor plans measures 1,453 square meters, including common areas. We own 5 floors and 66 parking spaces. The main tenants, among others, are as follows: Cisco Systems, CRM Movicom, Chubb Argentina de Seguros S.A. and Bank Hapoalim B.M.

Madero 1020, City of Buenos Aires. Madero 1020 is a 25-story office tower located in the center of the Catalinas area, a prime office zone, with spectacular views of the Port of Buenos Aires, the Río de la Plata and down town Buenos Aires. As of June 30, 2004 we owned 2 non-contiguous floors averaging 572 square meters and 8 parking spaces. As of June 30, 2005 both floors were sold.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-floor office building located in the office district of the City of Buenos Aires. We own the entire building which has floor plans that are unusually large, measuring 1,580 square meters on most floors. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Procter & Gamble Interaméricas Inc., Monitor de Medios Publicitarios S.A., Organización de Servicios Director Empresarios (“OSDE”) and APSA’s subsidiary, Tarshop S.A.

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which consists of 3 basements, 52 parking spaces and 15 floors of office space. The building has floors averaging 540 square meters each. This building is currently vacant.

Edificios Costeros Dock II, City of Buenos Aires. Costeros A and B are two 4-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,399 square. In September 1999 we completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are Leo Burnett Worldwide Invest. Inc., Reckitt Benckiser Argentina S.A., Red Alternativa S.A., Martina Di Trento, Loyalty Marketing Group S.A., Italcred S.A. and Somos Tres S.R.L.

Costeros Dock IV, City of Buenos Aires. On August 29, 2001 we purchased “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6”. The property is located at Pierina Daelessi street No. 340, over the East Side of Dock 4 of Puerto Madero and has approximately 5,500 square meters of gross leasable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerenses S.R.L., LG Electronics Argentina S.A., London Suply S.A.C.I.F.I., Deportes Peña S.A. and Petroenergy S.A.

Other office properties. We also have interests in three other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings none of which contributed more than Ps. 0.8 million in annual rental income for fiscal year 2005. Among these properties are Madero 942, Libertador 602, Av. De Mayo 595/599, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. Our portfolio of rental properties includes nine rental properties that are leased as street retail, a warehouse and various other uses. Most of these properties are located in the City of Buenos Aires. These properties include Constitución 1111, Alsina 934, and “Abril” commercial stores

Shopping centers

We are also engaged in purchasing, developing and managing shopping centers through our subsidiary APSA. As of June 30, 2005, APSA operated and owned majority interests in nine shopping centers, five of which are located in the City of Buenos Aires, one shopping center in greater Buenos Aires and the rest in the cities of Salta, Rosario and Mendoza. During fiscal year 2005 APSA increased its ownership interest in Mendoza Plaza Shopping from 18.9% to 85.4%. In addition to purchasing, developing and managing shopping centers, APSA owns an 80% interest in Tarshop, a limited purpose credit card company which originates credit card accounts to promote sales from APSA’s tenants and other selected retailers.

APSA’s shopping centers comprised a total of 214,487 square meters of gross leasable area (including Mendoza Plaza Shopping and excluding space occupied by hypermarkets which are not APSA’s tenants) which accounts for approximately 52.27% of the gross leasable area in the City of Buenos Aires and 10.49% of the gross leasable area in greater Buenos Aires area. For the year ended June 30, 2005, the average occupancy rate of the shopping center portfolio was approximately 98.4%. For the fiscal year 2005, we had revenues from shopping centers of Ps. 165.5 million (excluding revenues from credit card operations).

Management and administration. As a result of the acquisition of several shopping centers and of the corporate reorganization of APSA, we were able to reduce expenses by centralizing management of the shopping centers in APSA. As manager, APSA is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

As of June 30, 2005 we owned 60.69% of APSA. As of June 30, 2005, 29.6% of APSA’s shares were held by Parque Arauco S.A. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq Stock Market in the form of American Depositary Shares (NASDAQ symbol: APSA).

Leases. APSA enters into lease contracts for terms between three to ten years, with most leases having terms no longer than five years. APSA charges tenants a rent which consists of a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales) with a minimum monthly base rent (the “Base Rent”). Pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Tenants are also required to pay for the expenses of their units, such as electricity, water, telephone and air conditioning, as well as their proportional common area expenses. These leases do not generally include renewal clauses.

In addition to rent, tenants are generally charged an admission right paid upon entering into a lease and upon lease renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to the expiration date. In the event of early termination, a tenant will not be refunded the admission right without APSA’s consent.

The following table shows certain information concerning our shopping centers:

Shopping center properties

	Date of Acquisition	Leasable Area m2 (1)	APSA’s Effective interest (6)	Occupancy rate (2)	Total revenues for the fiscal years Ps./000			Book Value Ps./000(3)
					2005	2004	2003
Shopping Centers (4)
Alto Palermo	11/18//97	18,055	99.9%	100.0%	37,888	28,341	24,598	210,822
Abasto	07/17/94	39,329	100.0%	100.0%	34,583	26,478	20,531	202,776
Alto Avellaneda	11/18/97	27,313	100.0%	99.1%	19,149	14,734	10,038	98,750
Paseo Alcorta	06/06/97	14,821	100.0%	99.7%	19,734	15,434	12,216	65,816
Patio Bullrich	10/01/98	10,780	100.0%	98.6%	17,819	12,744	10,610	115,602
Nuevo NOA Shopping	03/29/95	18,880	100.0%	99.5%	3,829	2,769	2,087	30,883
Buenos Aires Design	11/18/97	14,598	51.0%	96.8%	7,082	5,936	3,801	20,935
Alto Rosario	11/09/04	30,579	100%	98.0%	5,497	N/A	N/A	79,117
Mendoza Plaza Shopping	12/02/04	40,132	85.4%	95.5%	9,212	N/A	N/A	83,706
Fibesa and others (5)		N/A	99.0%	N/A	10,736	6,780	4,910	N/A
Revenues Tarjeta Shopping		N/A	80.0%	N/A	64,558	30,034	24,935	N/A

TOTAL		214,487	N/A	99.1%	230,087	143,250	113,754	908,407

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.

(2)	Calculated dividing occupied square meters by leaseable area.

(3)	Cost of acquisition or development plus improvements (adjusted for inflation until 02/28/03), less accumulated depreciation and impairment allowances.

(4)	Through Alto Palermo S.A. (APSA)

(5)	Includes revenues from Fibesa S.A. and Alto Invest S.A.

(6)	Effective participation of APSA in each one of its business units. IRSA has a 60.69% participation in APSA.

The following table shows a schedule of lease expirations for our shopping centers as of June 30, 2005, assuming that none of the tenants exercises renewal options nor terminates its lease early.

Lease expirations, as of June 30, 2005

Lease Expiration as of June 30,	Number of Leases Expiring (2)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2006	462	87,008	41	31,790,080	37
2007	283	27,899	13	21,057,882	25
2008	184	26,321	12	17,688,671	21
2009+	189	73,259	34	15,139,852	18

Total	1,118	214,487	100	85,676,485	100

(1)	Includes only the basic rental income amount. Does not give effect to our ownership interest.

(2)	Includes contracts that have not yet been renewed and vacant stores as of June 30, 2005.

The following table shows the average occupancy rate expressed as a percentage of the Gross Leasable Area for the fiscal years ended June 30, 2005, 2004 and 2003:

Average occupancy rates

	Fiscal Years Ended June 30,
	2005	2004	2003
	%
Abasto de Buenos Aires	100.0	98.9	99.4
Alto Palermo Shopping	100.0	100.0	94.1
Alto Avellaneda	99.1	99.2	99.5
Paseo Alcorta	99.7	99.4	91.9
Patio Bullrich	98.6	99.6	91.7
Alto Noa	99.5	96.8	90.3
Buenos Aires Design	96.8	97.9	94.3
Alto Rosario	98.0	N/A	N/A
Mendoza Plaza Shopping	95.5	96.3	96.2

Total Average	99.1	98.3	95.8

The following table shows the annual average revenues per square meter for the last three fiscal years ended June 30, 2005, 2004 and 2003:

Annual average revenues per square meter

	Fiscal Year Ended June 30, (1)
	2005	2004	2003
	(Ps./m2)	(Ps./m2)	(Ps./m2)
Abasto de Buenos Aires	706	591	436
Alto Palermo Shopping	1,667	1,456	1,151
Alto Avellaneda	788	516	352
Buenos Aires Design	425	340	196
Paseo Alcorta	1,196	1,023	799
Patio Bullrich	1,309	1,009	750
Alto Noa	334	141	108
Mendoza Plaza	463	N/A	N/A
Alto Rosario	329	N/A	N/A

(1)	Annual revenues per gross leasable square meter reflect the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Properties. Set forth below is information regarding our main shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 150-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown City of Buenos Aires and has nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 64,574 square meters that consists of 18,055 square meters of gross leasable area. The shopping center has a food court with 21 restaurants. Alto Palermo Shopping Center is spread out over four levels and has 647 parking spaces. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps. 1,667 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Zara, Frávega, Garbarino, Just For Sport and Librerías Yenny.

Alto Avellaneda, Avellaneda, greater Buenos Aires area. Alto Avellaneda is a 152-store shopping center that opened in October 1995 and is located in the highly populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 97,655 square meters that includes 27,313 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 16 -restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 788 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Rodo, Bingo Avellaneda, Musimundo, Red Megatone and Compumundo.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 116-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown City of Buenos Aires. Paseo Alcorta has a total constructed area of approximately 54,728 square meters that consists of 14,821 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 16-restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,300 parking spaces. Carrefour purchased the space it now occupies but it pays proportional expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales of Ps.1,196 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Frávega, Rapsodia, Musimundo, Kartun and Prune.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 175-store shopping center located in the City of Buenos Aires. Abasto Shopping is directly accessible from the Carlos Gardel subway station and is located six blocks from the Once railway terminal and a few blocks from the highway to Ezeiza International Airport. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for City of Buenos Aires. The property was converted into a 115,905 square meter shopping center, with approximately 39,329 square meters of gross leasable area. Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with 23 restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto”, a museum for children. Abasto Shopping is spread out over five levels and has a 2,500-car parking lot. Tenants in Abasto have generated estimated average monthly retail sales of Ps. 706 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Rodo, Zara, Hoyts Cinemas, Frávega and Musimundo.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is a 87-store shopping center located in Recoleta, a popular tourist zone in the City of Buenos Aires a short distance from the Caesar Park and Hyatt hotels. Patio Bullrich has a total constructed area of 28,211 square meters that consists of 10,780 square meters of gross leasable area. The four-story shopping center includes a 17-restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 228 spaces. Tenants in Patio Bullrich have generated estimated average monthly retail sales of Ps. 1,309 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Etiqueta Negra, Rapsodia, Christian Dior, Casa Lopez and Cacharel Damas.

Alto Noa, Salta, Province of Salta. Alto Noa is a 84-store shopping center located in the city of Salta, the capital of the province of Salta. The shopping center consists of 41,700 square meters of total constructed area that consists of 18,880 square meters of gross leasable area and includes a 13-restaurant food court, a large entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants have generated estimated average monthly retail sales of Ps. 334 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Supermercado Norte, Frávega, Slots, Repsol Y.P.F. and Hoyts General Cinema.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design Center is a 59-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 51% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular neighborhoods in Buenos Aires for tourists. Buenos Aires Design has a total constructed area of 31,645 square meters that consists of 14,598 square meters of gross leasable area. The shopping center has 6 restaurants, is divided into two floors and has a 174-car parking lot. Tenants in this shopping have generated estimated average monthly retail sales of Ps. 425 per square meter for the fiscal year ended June 30, 2005. Principal tenants currently include Morph, Barugel Azulay, Hard Rock Café, Kalpakian and OKKO.

Alto Rosario, City of Rosario, Santa Fe. Alto Rosario is a shopping center of 144 stores, located in the City of Rosario, Province of Santa Fe. The shopping center has 105,809 square meters of fully covered surface, and 30,579 square meters of gross leasable area. It is a modern shopping inaugurated in November 2004 that targets the greater metropolitan area surrounding Rosario. This shopping center is devoted to clothing and entertainments. It includes a food patio with 20 stores, a children entertainment area, 14 movie theaters and a parking lot for 1,800 vehicles. The monthly average retail sale by tenants was Ps. 329 per square meter for fiscal year ended June 30, 2005. Its principal tenants are Frávega, C&A, Sport 78, Compumundo and Red Megatone.

Mendoza Plaza, City of Mendoza, Province of Mendoza. Mendoza Plaza is a 151-store shopping center located in the City of Mendoza in the Province of Mendoza. It consists of 40,133 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,515 square meters, the Chilean department store Falabella, a food court, an entertainment center and a supermarket.

Tenants in this shopping center have generated estimated average monthly retail sales of Ps. 463 per square meter for the fiscal year 2005. During fiscal year 2005 we increased our indirect ownership in Mendoza Plaza Shopping S.A. from 18.9% to 85.4%. Its principal tenants currently include Falabella, Super Vea Plaza, Frávega, Garbarino and Village Cinemas.

Credit cards.

Tarshop S.A. On June 4, 1998, our subsidiary APSA acquired an 80% equity interest in Tarshop S.A. (“Tarshop”), for US$ 7.3 million. Tarshop is a limited purpose credit card company engaged in credit card operations and is not affiliated to any bank and bears all of the credit and collection risk inherent in extending credit to its customers. APSA believes that the acquisition of Tarshop helps to improve the expansion range of our services not only to tenants but also to customers who are used to visiting our shopping centers. APSA certainly expects that said acquisition will be useful as a marketing and promotional tool to attract customers to our shopping centers.

As the Argentine economy is strengthening the upward economic trend, APSA faced increased competition from the banking sector, and recorded significant growth in our portfolio, our sales and our number of cardholders, while at the same time maintaining low delinquency rates. The improvement in credit quality of loans led to a notable drop in bad debt charges, which fell from Ps. 0.2 million at June 30, 2004 to just Ps. 1.3 million in the year ended June 30, 2005. Tarshop sales rose 115%, from Ps. 30 million in fiscal year 2004 to Ps. 64.6 million in fiscal year 2005. The increase in bad debt charges from Ps. 0.2 million in fiscal year 2004 to Ps. 1.3 million in fiscal year 2005 was due the sales expansion.

Our portfolio (including securitized receivables) has shown high growth. As of June 30, 2005 our portfolio amounted to Ps. 204.0 million as compared to Ps. 92.0 million as of June 30, 2004. This growth is also reflected in the increase in the number of monthly credit card statements delivered to customers, which rose 90% in the fiscal year ended June 30, 2005 as compared to the fiscal year ended June 30, 2004. In addition, during this fiscal year there was a strong improvement in the number of participating stores, which totaled 16,800 as of June 2005.

During fiscal year 2005, six new branches were inaugurated and an alliance with Metronec S.A. was accomplished. The issuance of Metroshop Shopping Card as an outcome of this alliance allowed Tarjeta Shopping access to the subway’s network and all the other facilities.

Given the strength of this business unit and the future prospects for growth, APSA were able to place seven new issues under our Securitization Program for a total aggregate principal amount of Ps. 135.0 million in senior notes. As of June 30, 2005, our securitized portfolio amounted to Ps. 167.4 million aggregate principal amount. See Item 5.A. “Operating and Financial Review and Prospects—Loan Securitization Program”

Net income rose sharply from 2.8 million for the fiscal year 2004 to 7.4 million for the fiscal year 2005 following the trend of the last years.

For the fiscal year ended June 30, 2005, Tarshop’s total net revenues were Ps. 64.5 million, representing approximately 28.0% of our consolidated net revenues for such year.

Development and sale of properties

Undeveloped parcels of land

Residential development properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. In residential communities, we acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In fiscal year 2005 revenues from the sales and developments segment reached the sum of Ps. 32.3 million, compared to Ps. 30.3 million in fiscal year 2004. The local currency was stable during fiscal year 2005, there was a little appreciation taking the beginning and closing of 2005 as the baseline. The real estate business was bolstered by the increase in overall demand for real estate, whether office buildings, households, commercial stores and other. The current context provides incentives for the development of projects related to our real estate activity. Therefore, during fiscal year 2006 we purport to finish not only the projects but also to analyze new developments.

Construction and renovation works on our residential development properties are performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction including architectural design are performed by third parties.

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

The following table provides an overview of our sales and development properties:

Development Properties

	Date of acquisition	Estimated Actual Cost (Ps. 000) (1)	Area destinated for sale (2)	Total units or lots (3)		Percentage constructed	Percentage sold	Accumulated Sales (Ps. 000) (5)	Revenues for fiscal years ended June 30 (6)			Book value as of June 30, 2005 (Ps. 000)(7)
					IRSA’s Effective Interest				2005	2004	2003
									(Ps. 000)	(Ps. 000)	(Ps. 000)
Residential apartments
Torres Jardín	07/18/96	56,579	32,339	490	100%	100%	97%	70,049	21	—	161	468
Torres de Abasto (8)	07/17/94	74,810	35,630	545	61%	100%	100%	109,266	21	—	462	518
Edificios Cruceros (17)	07/22/03	5,740	3,633	40	100%	84%	—	—	—	—	—	8,141
San Martín de Tours	03/2003	12,171	2,891	1	100%	85%	—	—	—	—	—	11,743
Concepción Arenal	12/20/96	15,069	6,913	70	100%	100%	99%	11,626	—	9	100	65
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	67%	100%	100%	47,467	—	—	5,305	—
Others (10)	N/A	50,196	23,900	184	N/A	N/A	99%	57,325		349	3,989	13

Subtotal		250,521	115,794	1,402	N/A	N/A	N/A	295,733	42	358	10,017	20,948
Residential communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	83%	100%	95%	213,374	3,820	7,369	14,161	10,453
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100%	100%	99%	13,952	—	—	28	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100%	100%	100%	9,505	—	23	—	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	N/A	236,831	3,820	7,392	14,189	10,496
Parcels of undeveloped land
Puerto Retiro (9)	05/18/97	—	82,051	—	33%	0%	—	—	—	—	—	46,493
Caballito	11/03/97	—	20,968	—	100%	0%	—	—	—	—	—	19,898
Santa María del Plata	07/10/97	—	675,952	—	100%	0%	—	—	—	—	—	112,771
Pereiraola (11)	12/16/96	—	1,299,630	—	83%	0%	—	—	—	—	—	21,875
Dock 4 (ex Soc del Dock)	12/02/97	—	4,653	—	100%	0%	50%	12,310	—	—	—	6,490
Benavídez	11/18/97	—	989,423	—	67%	0%	100%	11,830	—	11,830	—	8,542
Others (13)	N/A	—	3,599,629	—	N/A	—	—	—	—	—	—	100,180

Subtotal		—	6,672,306	—	N/A	N/A	N/A	24,140		11,830	—	316,249
Others
Hotel Piscis	09/30/02	5,231	—	1	100%	100%	100%	9,912	—	—	9,912	—
Santa Fe 1588	11/02/94	8,341	2,713	20	100%	100%	100%	8,166	—	—	—	—
Rivadavia 2243/65	05/02/94	8,166	2,070	4	100%	100%	100%	3,660	—	—	—	—
Libertador 498	12/20/95	7,452	2,191	3	100%	100%	100%	5,931	—	—	2,313	—
Constitución 1159	06/16/94	2,314	2,430	1	100%	100%	100%	1,988	—	—	1,988	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	100%	16,471	3,543	4,774	5,626	—
Madero 940	08/31/94	2,867	772	1	100%	100%	100%	1,649	—	—	1,649	—
Dock III (12)	09/09/99	25,836	10,474	3	100%	0%	30%	23,624	23,624	—	—	56,560
Other properties (14)	N/A	75,125	38,115	269	N/A	100%	92%	103,709	1,282	5,903	922	1,605

Subtotal	N/A	151,340	63,821	310	N/A	N/A	N/A	175,110	28,449	10,677	22,410	58,165

TOTAL (16)	N/A	540,008	8,395,169	3,385	N/A	N/A	N/A	731,814	32,311	30,257	46,616	405,858

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03.

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.

(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

(4)	The percentage sold is calculated dividing the square meters sold by the total salable square meters.

(5)	Includes only the cumulative sales consolidated by the RT21 method and adjusted for inflation until 02/28/03.

(6)	Corresponds to the company’s consolidated revenues. Excludes turnover tax deduction.

(7)	Cost of acquisition plus improvement, plus capitalized interest of properties consolidated in portfolio as of June 30, 2005, adjusted for inflation at 02/28/03, less allowance for impairment in value, plus recovery of allowances if corresponded.

(8)	Through APSA.

(9)	Through IBSA

(10)	Includes the following properties: Dorrego 1916 through IRSA, República de la India 2785 (fully sold), Arcos 2343 (fully sold), Fco. Lacroze 1732 (fully sold), Yerbal 855 (fully sold), Pampa 2966 (fully sold) and J.M. Moreno 285 (fully sold) through Baldovinos and Alto Palermo Plaza (fully sold) through IBSA

(11)	Directly through IRSA and indirectly through IBSA.

(12)	Through Buenos Aires Trade & Finance Center S.A.

(13)	Includes the following land reserves: Torre Jardín IV, Constitución 1159, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through IBSA) and Terrenos Alcorta, Neuquén, Rosario, Caballito, and the Coto project (through APSA).

(14)	Includes the following properties: Puerto Madero Dock 13 (through IRSA), Montevideo 1975 (Rosario) (fully sold) Sarmiento 517, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768 and Serrano 250 (fully sold through IRSA).

(15)	Through APSA.

(16)	Corresponds to the “Sales and Developments” business unit mentioned in Note [6] to the Consolidated Financial Statements.

(17)	Represents a change in the exposure criteria, which takes as inventories certain receivables for exchange.

Residential apartments

In the apartment building market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeted towards the middle-income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, five minutes from Abasto Shopping. The project originally included four 23-story towers targeted to the middle-income market, however, we decided not to construct Torres Jardín IV. Torres Jardín I, II and III have been completed and consist of 490 one, two and three bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2005 there are only one apartment and 37 parking spaces remain available for sale.

Torres de Abasto, City of Buenos Aires. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through APSA, located one block from Abasto Shopping. The project consists of three 28-story buildings and one 10-story building targeted to the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security, four retail stores on the ground floor of one of the buildings and 310 underground parking spaces. As of June 30, 2005, nearly all units in the complex were sold.

Cruceros, Dock 2. This is a unique project in Puerto Madero. This residential block of 6,400 square meters is built alongside the “Edificios Costeros” office buildings. It is aimed at the upper-income segment and most condominium areas have spectacular views of the river. During fiscal year 2004 we sold the parcel of land in exchange for housing units of the building being constructed. The project has a progress level of 84% and we started the pre-sale of the units by means of “money advances” for fixing the price.

San Martin de Tours. In March 2003 we purchased a plot located on San Martin de Tours Street in the Barrio Parque district, the most exclusive residential zone in the City of Buenos Aires. With the signature of the sales contract, a prepayment of US$ 80,000 was made and at the time of the transfer of the title deed in June 2003, US$ 230,000 were paid. At that time, a mortgage was set up in favor of Providence for US$ 750,000 as a guarantee of 25% of the functional units that IRSA must hand over when the building is completed. IRSA financed with its own working capital the construction of the high-quality “house-type” residence complex unlike any other property available aimed at the high-income segment. As of June 30, 2005 the project was in its final stage.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted to at middle-income market.

Alto Palermo Park, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks away from Alto Palermo shopping center in the exclusive neighborhood of Palermo. Apartments in the building are targeted the upper-income market. The building is also located next to its twin, Alto Palermo Plaza. The building is composed of 3 and 4-room apartments with an average area of 158 square meters. This building was included in the assets we acquired from Pérez Companc S.A. As of June 30, 2005 there is only one apartment available for sale in Alto Palermo Park, and it is currently rented.

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

An important factor of the suburbanization trend has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways which significantly reduce traveling time, encouraging a large number of families to move to the new residential neighborhoods. Also, the improvement in public train, subway and bus transportation since their privatization further influences the trend to adopt this lifestyle.

Abril, Hudson, greater Buenos Aires area. Abril is one of our private residential communities. It is a 312-hectare property located near Hudson town, approximately 34 kilometers south of the City of Buenos Aires. Abril is a private residential community for the construction of single family homes targeted to the upper-middle-income market. As of June 30, 2005, this residential community had a total of 77,686 square meters of gross salable area. The property includes 20 neighborhoods subdivided into 1,273 lots consisting of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodland, a 4,000 square meter shopping and entertainment facility, a trilingual school, horse stables, and sports centers. Construction of the shopping and entertainment center, which was concluded in 1999.

In March 2003, we sold 40 lots to Pulte S.R.L. for Ps. 3.2 million. Pulte S.R.L. completed the payment by returning 27 previously purchased lots, amounting to Ps. 2.8 million, and paying the balance of Ps. 0.5 million in cash.

The neighborhoods have been completed and as of June 30, 2005, 95% of the property had been sold.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-lot residential community of single family homes located in the neighborhood of Villa Celina, on the southeastern edge of the City of Buenos Aires, a short distance from the intersection of the Ricchieri highway and the Avenida General Paz beltway. We have been developing this property in several stages since 1994. The first three stages represent 219 lots, each measuring 347 square meters on average and the two last stages represent 181 lots. As of June 30, 2005 100% of the residential community was sold.

Undeveloped parcels of land

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2005, our land reserve totaled 14 properties consisting of approximately 652 hectares (excluding Rosario, Neuquén, Caballito and COTO air space owned by APSA).

City of Buenos Aires

Puerto Madero Dock III. Plot “5M”, located in Dock 3, eastern side of Puerto Madero, comprises 10,474 square meters and is subdivided in three plots.

On September 7, 2004, we, through our wholly-owned subsidiary Buenos Aires Trade & Finance Center S.A. (“Trade”) and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a barter and option contract whereby DYPSA proposed to acquire from us plots 1c) and 1e) of Dock III (undeveloped land) at a price of US$ 8.0 million and US$ 10.8 million, respectively, for the construction, at its own expense and under its own responsibility, of two buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver to us, within a maximum term of 36 months, housing units, parking lots and storage spaces representing in the aggregate 28.50% of the housing unit area to be built in the first building. Furthermore, DYPSA has an option to acquire plot 1e), mentioned above, within a maximum term of 548 days counted from the signing of the deed of conveyance of plot 1c) and subject to the work progress in the first building. In this case, DYPSA agreed to deliver to us in exchange, within a maximum term of 36 months, housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area to be built in the second building. On November 25, 2004 we signed the deed of conveyance of title of the plot 1c) in favor of DYPSA and the option of DYPSA to acquire plot 1e) as explained before. As a guarantee of this transaction, DYPSA set up a first degree mortgage on plot 1c) for US$ 8.0 million in favor of the Company. The option to exchange plot 1e) is subject to the construction of the 13th floor of the building to be built on lot 1c). These barter transactions were ultimately approved by Corporación Antiguo Puerto Madero during the second quarter of fiscal year ended June 30, 2005. In addition, on May 18, 2005 we entered into a preliminary agreement with DYPSA pursuant to which we will sell to DYPSA plot 1d) for a total consideration of US$ 8.5 million. We received an advance payment of US$ 2.2 million and the balance of US$ 6.3 million will be paid by DYPSA at the time of signing the pertinent deed and subsequent transfer of property, which is scheduled for January 2006. For details on the accounting for these inventories at June 30, 2005, see Note 4.e. to our Consolidated Financial Statements.

Puerto Retiro. Puerto Retiro is an 8.3-hectare undeveloped riverside property bounded by Catalinas and Puerto Madero office areas to the west, Retiro, a major transit hub, to the north and Río de la Plata to the south and east. It is one of the only two significant privately owned waterfront properties in the City of Buenos Aires. Puerto Retiro may currently be utilized only for port activities. We have initiated negotiations with municipal authorities to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launch date has not been settled and consequently, the estimated cost and financing method have not been decided yet. We own 67% of our subsidiary IBSA, which owns a 50% interest in Puerto Retiro.

Santa María del Plata. Santa María del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to the City of Buenos Aires nature reserve. The development will be targeted at the high-income market and will include different residential projects, taking advantage of the river and related nautical activities. The plan includes three different housing concepts: high-rise apartment buildings, smaller condominiums and neighborhoods of single-family homes. Common areas for recreation, offices, and a hotel are also included. We propose to look for a partner for the development of this project or to provide assistance through the advance sale of land to finance the cost of the infrastructure. We plan to seek a partner to provide development skills and capital for the development of this project. The framework plan is still pending final approval by the authorities. The public forum on environmental matters has already taken place and we forecast its approval shortly. Currently awaiting the necessary municipal permits to start the project, there is a surface of 40,000 Sqm rented to “Terminales Río de La Plata S.A.” for US$ 17,000 monthly.

Dock IV. This is a new office class “AAA” undertaking having a total surface of approximately 14,100 square meters that will be devoted to rent and will also offer large office surface and plant versatility. The division alternative of the stories will allow them to be occupied both by companies requiring areas of 200 square meters and corporations that need a full floor. The first stage of the work is currently undergoing a bidding process for the underground and lobby, and the work documentation allowing bidding of the second stage is pending.

Caballito. This is a property of 2.1 hectares, located at the North of the residential neighborhood of Caballito. This property has two different plots close to each other having public plazas at each corner. The intention is to develop a household complex offering a variety of types. The total area is estimated at approximately 18,000 square meters.

Caballito, Ferro Project. This is a property of approximately 25,539 square meters in the neighborhood of Caballito, one of the most densely populated in the City of Buenos Aires. APSA purchased this property in October 1998. This plot will host a shopping center, a hypermarket, a movie theatre complex, and several recreational and entertainment activity areas. We are currently working to define the commercial project. A proper authorization from the relevant municipal authorities of the City of Buenos Aires is needed for the development of the project.

Alcorta Plaza. With respect to the plot located on the Figueroa Alcorta Avenue, in front of Paseo Alcorta, we are working on a commercial project that may involve an office building and/or apartment complex.

Province of Buenos Aires

Pereiraola, Hudson. We own an 83% interest in Pereiraola S.A., a company whose main asset is a 130 hectare undeveloped property adjacent to our Abril community. We intend to use this property to develop a private community where single family homes will be constructed, which targets the middle-income market. We have not yet established the costs and financing method for this proposed project.

Benavídez, Tigre. Benavídez is a 98.9 hectare undeveloped land reserve property located in Tigre, 35 kilometers to the north of downtown of the city of Buenos Aires. On May 21, 2004 the title deed was executed through which Desarrolladora El Encuentro S.A. (“DEESA”) undertook to pay our subsidiary Inversora Bolívar S.A. US$ 3,980,000, of which US$ 979,537 were paid during the current quarter and the balance of US$ 3,000,463 will be settled with the barter of 110 residential plots that have already been chosen and established in the purchase option contract for Benavídez, included in the contract dated December 3, 2003. On that occasion, DEESA set up a senior mortgage in favor of Inversora Bolívar S.A. on the property in the amount of US$ 3,000,463, in guarantee of compliance of the transaction and handed Inversora Bolívar S.A. US$ 500,000 in guarantee deposit and surety of compliance with each and every obligation assumed. This amount will not accrue interest for DEESA and will be returned as follows: 50% of the balance with the certification of 50% completion, and the remaining 50% with the certification of 90% of completion.

Pilar. Pilar is a 74.0-hectare undeveloped land reserve property located close to the City of Pilar, 55 kilometers to the northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property, including the development of a residential community or the sale of this property as is and, therefore, we currently do not have a cost estimate nor a financing plan.

Other undeveloped parcels of land in the City of Buenos Aires

Our land reserve portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities.

Other provinces

Torres Rosario, City of Rosario. We own a plot of land spanning a surface of approximately 50,000 square meter in the city of Rosario in the same place where our local Shopping Center, Alto Rosario, is located.

In this land we are planning to construct a residential complex center and during the fiscal year, 2005 we entered into a preliminary agreement with Villa Hermosa S.A. (“VHSA”) to sell VHSA a plot of this land, for a total consideration of Euros 3.0 million according to the conditions expressly established in the contract. VHSA plans to construct a luxury hotel on this land. VHSA has given us an advance payment amounting to Euros 0.3 million.

Neuquén Project, Province of Neuquén. On July 6, 1999 APSA acquired 94.6% ownership of Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001 or at the completion of the construction of the shopping center, whichever happened first. We clarify that said amounts are in Pesos according to the emergency legislation in force. See Item 3.D. “Risks

Factors”. However, Shopping Neuquén S.A.’s former shareholders have challenged the constitutionality of such legislation, and no final decision has been issued. As of November 30, 2005 the purchase price balance remains unpaid.

Shopping Neuquén S.A.’s sole asset is a plot of land of approximately 50,000 square meters on which a shopping center is proposed to be built. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex none of which have been commenced.

Legal issues with Shopping Neuquén S.A’s former shareholders

On August 15, 2003 APSA was informed that the former shareholders of Shopping Neuquén S.A., who had a 85.75% interest, filed a complaint against APSA seeking recovery of the purchase price balance, interest and legal costs. In September 2003, APSA answered the complaint opposing several defenses such as, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance according to the emergency legislation. Moreover, APSA filed a counterclaim alleging there should be a readjustment of the effects of the contract which became excessively burdensome for unforeseeable reasons given the 2001 economic, social and political crisis. In November 2003 the plaintiffs replied to APSA’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus APSA’s contract readjustment claim was inadmissible. As of November 30, 2005 the trial is under discovery stage.

Legal issues with the Municipality of Neuquén

In June 2001 Shopping Neuquén S.A. filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already performed by Shopping Neuquén S.A. would be lost and accrued in favor of the Municipality of Neuquén, leaving Shopping Neuquén S.A. with no right to compensation.

On January 21, 2003 Shopping Neuquén S.A. submitted its response to the Decree 1437/02 requesting its revocation. It also requested permission to submit a new construction timetable, which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting this. On June 25, 2003 Shopping Neuquén S.A. filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén S.A. had expired. The decision, however, is not final. APSA filed an appeal but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible APSA will file an appeal directly with the Federal Supreme Court.

Shopping Neuquén S.A. is currently seeking to negotiate with the Municipality of Neuquén the terms of an agreement that might permit reactivation of the proposed development. Nevertheless, we cannot give you any assurance that APSA will be able to achieve such an agreement on commercially reasonable terms, if at all, and if APSA cannot, the Municipality of Neuquén would be entitled to request the restitution of the property and APSA will likely lose all or substantially all of its investment which amounts to Ps. 10 million.

We maintain a provision of Ps. 2.3 million which represents our best estimate of the probable loss to be incurred in connection with these claims.

Laguna Azul Project, Province of Córdoba. In July 2005 we acquired a 38.4% ownership interest in Canteras Natal Crespo S.A. (“CNC”) for a total consideration of US$ 1.3 million. In addition, we have the obligation to buy an additional 11.5% ownership interest if the remaining shareholders decide to sell their shareholdings for a total consideration of US$ 0.4 million. CNC is a company located in the Province of Córdoba that will be engaged in the sale and development of land, buildings and other real estate activities. ECIPSA S.A., an unrelated party, is our partner in this project.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A.C. (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton group.

The following chart shows certain information regarding our luxury hotels:

Hotel properties

Hotel	Date of acquisition	IRSA’s Effective interest %	Number of Rooms	Average occupancy % (1)	Avg. price per room Ps.(2)	Revenues for fiscal years ended June 30, (Ps.000)			Book value as of June 30, 2005 (Ps. 000)
						2005	2004	2003
Intercontinental (3)	11/97	51	309	71.5	275	33,228	26,079	22,297	57,073
Sheraton Libertador (4)	03/98	80	200	85.2	231	20,556	15,650	11,529	36,700
Llao Llao (5)	06/97	50	158	70.8	547	33,336	29,566	23,560	33,097
Hotel Piscis (6)	09/02	—	—	—	—	—	—	344	—

Total Hotels		N/A	667	75.4	320	87,120	71,295	57,730	126,870

Notes:

(1)	Accumulated average during fiscal year 2005.

(2)	Accumulated average during fiscal year 2005.

(3)	Through Nuevas Fronteras S.A. (Subsidiary of IBSA)

(4)	Through Hoteles Argentinos. S.A.

(5)	Through Llao Llao Resorts S.A.

(6)	The Piscis Hotel was sold on March 19, 2003.

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

Currently, the hotel is under an expansion construction. The number of suites of the hotel is being extended to 200 rooms, increasing its capacity by 25%. The total amount of the expantion investment is approximately US$ 7 million, including improvements in the kitchen and laundry-room, and the construction of a high technology water purifying plant. The first stage of the earthmoving is in the final process, and the second stage of the construction, which includes reinforced concrete, masonry and facilities, started in December 2005. Completion is scheduled for December 2006.

Hotel Intercontinental, City of Buenos Aires. Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. This property was also a part of the acquisition of Old Alto Palermo from Pérez Companc. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 569 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation, a United States corporation.

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

The hotel is under renovation construction involving the the upgrade of its guest rooms and meeting rooms, and the improvement of elevators is undergoing a bidding process. Also, new wall to wall carpets are being placed in different hotel sectors (lobby bar, saloons, circulating corridor). The estimated total amount of the renovation investment is US$ 2.5 million and is scheduled to end in November 2006

Hotel Piscis and Valle de Las Leñas S.A., Province of Mendoza. On March 18, 2003, we sold Hotel Piscis and 31% of the shares and convertible negotiable bonds of Valle de Las Leñas S.A., which we had purchased eight months earlier. Valle de Las Leñas is the operator of a leading Argentine ski resort and Hotel Piscis is a five-star hotel located in this resort. The stock was sold for US$ 6.5 million and the hotel was sold for US$ 3.2 million. This transaction yielded a profit of US$ 5.9 million.

Financial operations and others

E-Commerce

Altocity.com S.A. Altocity.com S.A. is a retail e-commerce company, and a company rendering services to large and medium size companies that allow electronic sales of their products both country and world-wide.

Altocity.com S.A. (“Altocity”) is a company resulting from our partnership with Telefónica de Argentina S.A. (“Telefónica”). Altocity enables us to expand our physical business to include a new sales channels through the Internet, and at the same time allows Telefónica to enter in the e-retailing business and sale of e-commerce services. Telefónica is a telecommunications leader in all Spanish and Portuguese speaking countries. Also, Telefónica is the largest Spanish multinational company and in Argentina is one of the media leaders, having a significant share in the two most important TV broadcasters in the country, and also has radio and other companies related to media.

Five years from its launch, Altocity offers an attractive integral product selection, with a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image.

Monthly average sales increased from Ps. 299,674 to Ps.396,673 between fiscal years 2004 and 2005 respectively, representing a positive variation of 32%. Also, in respect of traffic, clients´ portfolio and transactions, all these items show an improvement in comparison with the previous period.

	June 30, 2004	June 30, 2005
Unique visitors per month	300,000	352,000
Daily average	13,000	16,000
Registered citizens to date	55,000	82,000
Transactions to date	52,000	76,000

Altocity has devoted resources towards developing the following areas:

•	Marketing of the portal through loyalty building activities and to new customers;

•	e-commerce services;

•	Barter and reward program.

Investments in Banco Hipotecario S.A.

We have a significant investment in Banco Hipotecario which represents 9% of our consolidated assets as of June 30, 2005. Established in 1886 by the Argentine government, Banco Hipotecario has historically been the leading mortgage lender in Argentina, the largest mortgage servicer and largest provider of mortgage-related insurance. Substantially all of Banco Hipotecario’s operations, property and customers are located in Argentina.

In 1996, the Argentine government announced its intention to privatize Banco Hipotecario and, pursuant to the Privatization Law, converted its predecessor, Banco Hipotecario Nacional, to Banco Hipotecario S.A., a corporation (sociedad anónima), effective September 28, 1997.

Banco Hipotecario has historically engaged in three main business activities:

•	lending to individuals and developers for the purchase, construction and improvement of housing units;

•	underwriting credit life, property damage and unemployment insurance related to its mortgage lending activities; and

•	servicing its own and third-party mortgage loan portfolios.

It has a nationwide network of 25 branches and 3 sales offices, and in the past it had also, to a lesser extent, distributed its products through a network of approximately 24 commercial banks which did not develop their own mortgage operations.

The Economic Crisis and its Adverse Effect on the Bank’s Business

The Argentine economy has experienced a persistent recession since the end of 1998. In December 2001, the recession deepened into an unprecedented political and economic crisis, which disrupted Argentina’s financial system and effectively paralyzed its economy. In response to the crisis, the Argentine government has undertaken numerous and far-reaching initiatives that have changed and continue to change the macroeconomic and regulatory environment for doing business in Argentina, generally, and for the financial sector in particular. The crisis and the recent governmental measures adopted to countermand its effects have materially and adversely affected Banco Hipotecario’s liquidity, financial condition, results of operations and business prospects.

The Argentine financial system as a whole has been harmed by the 2001 crisis, and the following governmental measures have had an adverse effect on Banco Hipotecario in particular:

Asymmetric “Pesification” of Its Assets and Liabilities. All of its mortgage loans denominated in foreign currency were converted to Pesos at a one-to-one exchange rate (which was substantially less than the market value of the Peso), but substantially all of its liabilities remained denominated in foreign currencies. The resulting mismatch of its assets and liabilities has significantly contributed to Banco Hipotecario’s inability to generate sufficient revenue to comply with payment obligations on its outstanding debt obligations and has had a significant adverse impact on its ability to operate as a going concern.

Inadequate Adjustment of its Loans for Inflation. Notwithstanding the devaluation of the Peso and the significant inflation in Argentina, Banco Hipotecario was not permitted to make any inflation adjustment to approximately 60% of its mortgage loans. Moreover, it was permitted to adjust an additional 30% of its loans only pursuant to CVS which during 2002 was significantly less than inflation as measured by the WPI. Lastly, approximately 10% of its loan portfolio was adjusted by the

CER, which in 2002 was substantially lower than the WPI. As a result, during 2002 Banco Hipotecario’s mortgage loan portfolio and related revenues suffered, and may continue to suffer, a very significant erosion in value.

Cap on its Interest Rates. Pursuant to decree 1242/02 issued by the Argentine government, the interest rates on Banco Hipotecario’s pesified mortgage loans that were adjusted for inflation have been capped at (i) between 3.5% to 5% for mortgage loans to individuals indexed by CER and (ii) 12.3% for mortgage loans to individuals indexed by the CVS. As a result, during 2002 its interest income was substantially less than its interest expense.

Impairment of Its Ability to Foreclose. Like other mortgage lenders, Banco Hipotecario depends on the right to foreclose on properties which have been mortgaged to secure its loans. However, Banco Hipotecario’s ability to foreclose on mortgaged properties was suspended by the Argentine government effective February 2002, and this suspension has been effectively extended several times until November 14, 2002. On February 4, 2003, the Executive Branch enacted Decree 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law 25,737 which suspends foreclosures for an additional period of 90 days. In September 2003, Banco Hipotecario, together with other financial institutions, voluntarily agreed not to foreclose on its mortgage loans until a new law proposed by the government that would extend mortgage credit to the debtors is approved by Congress. As a result, Banco Hipotecario’s ability to recover on its non-performing loans has been, and continues to be, materially impaired.

Rescheduling of the mortgage debts. On November 5, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule the mortgage debts financed by a Trust (paid by the Argentine Government) which buys the portfolio mortgage debts and reschedules the maturity dates. Financial institutions were given a period to accept this mortgage refinancing system that expired on June 22, 2004. This term was extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The latter not only extends the term 120 days as from the day of its publication but also suspends foreclosure proceedings for the same period.

Banco Hipotecario’s restructuring plan: The Exchange Offers

In December 8, 2003, as part of an ambitious plan to restructure a substantial portion of its financial debt, Banco Hipotecario launched an offer to exchange its existing notes for U.S. Dollar-denominated long-term notes, Euro-denominated long-term notes, guaranteed notes and cash.

The following results illustrate the successful completion of the exchange offers which concluded Banco Hipotecario’s voluntary debt restructuring process that commenced in August 2002:

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

•

Of the US$302.4 million aggregate principal amount of existing bank indebtedness outstanding as of December 29, 2003 (including the Dollar equivalent of Peso-denominated bank debt), 100% participated in the concurrent restructuring of Banco Hipotecario’s existing debt. Of the amount that participated, approximately 20% (US$60 million) elected to receive long-term loans, approximately 10% (US$31 million) elected to receive cash and approximately 70% (US$211 million) elected to receive guaranteed loans.

Competition

We have a large and difficult to determine number of small competitors in each of the different markets in which we operate.

Offices and Others

With respect to the segment of office and other non-shopping center rental properties, most of our Argentine properties are located in developed areas. There are numerous other offices, retail and residential properties within the market area of each of our properties. The number of competitive properties in a particular area could have a material adverse effect on our ability to lease or sell units in our properties and on the rental and sale price that we are able to charge. Historically, there have been relatively few companies competing with us for rental or development property acquisitions. This is a very atomized market, with no large participants, so there is no important competitor. We own Santa María del Plata and Puerto Retiro, two unique waterfront land reserves near the City of Buenos Aires which are not developed yet and where we do not face competition. However, in the future, other companies, domestic or foreign, may become active in the real estate acquisition and development markets in Argentina, as well as in the markets outside of Argentina in which we would participate.

Hotels

We own three five-star hotels in Argentina which are managed through strategic alliances by international operators such as Sheraton Overseas Management Corporation, Intercontinental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A., which also manages the Hotel Alvear. The Hotel Llao Llao is unique for its landscape and beauty and is well known around the world. Our other two hotels, that is, Hotel Intercontinental and Hotel Sheraton Libertador, are located in the City of Buenos Aires and account for 24% of the total available rooms for this five-star hotel category. The following table shows the breakdown of five-star hotels in the City of Buenos Aires as of June 30, 2005:

Hotel	Number of rooms	Occupancy rate (2)	Revenue generation index (1)	Average daily rate in US$
Crowne Plaza	388	76%	0.88	85.11
Hilton	421	81%	1.29	124.75
Sheraton (Main)	742	71%	0.93	89.48
Marriott Plaza	325	74%	1.04	100.33
Intercontinental	309	69%	1.02	97.99
Sofitel Madero	193	71%	1.00	96.64
Sheraton Libertador	200	85%	0.83	80.24
Total/average	2578	74%	1.00	96.36

(1)	The revenue generation index is the relative participation of the Revpar (revenue per available room) of each hotel with respect to the average of the market.

(2)	Occupancy rate as of June 30, 2005

Source: Companies related in the table above have exchanged their information with IRSA

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

The following table shows the breakdown of the main owners and operators of shopping centers in Argentina:

Main owners and operators of Argentine shopping centers

Companies	Location (1)	Gross Leasable Area	Stores	% of national gross leasable area (2)	% Stores (2)
APSA
Alto Avellaneda (5)	GBA	58,267	152	4.64	3.49
Abasto de Buenos Aires	CBA	39,329	175	3.13	4.01
Mendoza Plaza Shopping (5)	Mendoza	40,133	151	3.20	3.46
Paseo Alcorta (5)	CBA	53,471	116	4.26	2.66
Alto Palermo Shopping	CBA	18,055	150	1.44	3.44
Buenos Aires Design (4)	CBA	14,598	59	1.16	1.35
Patio Bullrich	CBA	10,780	87	0.86	2.00
Alto Noa (5)	Salta	18,880	84	1.50	1.93
Alto Rosario (5)	Rosario	41,579	144	3.31	3.30

Subtotal		295,092	1,118	23.50	25.64

Cencosud
Unicenter Shopping (5)	GBA	90,869	287	7.24	6.58
Plaza Oeste Shopping (5)	GBA	38,720	138	3.09	3.17
Quilmes Factory (5)	GBA	31,373	47	2.50	1.08
Lomas center Shopping (5)	GBA	24,271	50	1.93	1.15
San Martin Factory (5)	GBA	24,388	31	1.94	0.71
Parque Brown Factory (5)	GBA	23,553	41	1.88	0.94
Las Palmas del Pilar Shopping (5)	GBA	37,662	102	3.00	2.34
Jumbo Palermo Centro Comercial (5)	CBA	22,763	46	1.81	1.06
El Portal de la Patagonia (5)	Neuquén	21,700	45	1.73	1.03
El Portal de Escobar (5)	GBA	18,886	24	1.50	0.55
El Portal de los Andes (5)	Mendoza	22,962	40	1.83	0.92
El Portal de Rosario (5)	Rosario	57,419	182	4.58	4.17

Subtotal		414,566	1,033	33.03	23.70

Other Operators
Subtotal		545,295	2,209	43.45	50.67

Totals		1,254,952	4,360	100	100

(1)	“GBA” means Greater Buenos Aires and “CBA” means the City of Buenos Aires.

(2)	Percentage of the total shopping centers in Argentina. Sums may not total due to rounding.

(3)	APSA directly owns an 85.4% interest in Mendoza Plaza Shopping.

(4)	APSA directly owns a 51% interest in ERSA, the company that operates the concession of this property.

(5)	Includes gross leasable area occupied by supermarkets and hypermarkets.

Sources: Argentine Chamber of Shopping Centers and APSA.

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, are applicable to the development and operation of our properties.

Currently, Argentine law does not specifically regulate shopping center lease agreements. Since our shopping center leases generally differ from ordinary commercial leases, we have created model provisions that govern the relationship with our shopping center tenants. In compliance with applicable laws and our own policies, we have established specific provisions regarding store hours, fines and other penalties, tenants’ sales information duties, centralized administration, control and supervision.

Leases

Argentine Law imposes certain restrictions on landlords, including:

•	a prohibition to include price adjustment clauses based on inflation increases in lease agreements; and

•	the imposition of a three-year minimum lease term for retail property, except in the case of stands and/or space for special exhibitions.

Although our lease agreements were U.S. Dollar-denominated, Decree N° 214, Decree N° 762 and Law N° 25,820 that amended the Public Emergency Law, provided that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provided for payments in U.S. Dollars were subject to the following rules:

•	the obligations were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for commercial leases;

•	from October 1, 2002 and until March 31, 2004 for residential leases, the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CVS;

•	if because of the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide about the difference in each particular case and

•	Pursuant to Decree 117/04 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable on April 1, 2004.

In addition, there are currently conflicting policy pronouncements and judicial decisions as to whether rent may be increased during the term of a lease. For example, section 10 of the Public Emergency Law prohibited lease agreements that adjusted rents for inflation based on an official index such as the Argentine Consumer Price Index or Wholesale Price Index. Most of our lease agreements contain rent escalation clauses, but they are not based on an official index. To date, no tenant has filed a judicial action or used in court an argument against us based on the existence of escalation clauses, but no assurance can be given that such actions will not be taken in the future, which if they prevail could materially and adversely affect us.

Under the Argentine Civil Code and the Lease Law No. 23,091, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options –leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Law No. 23,091, as amended by Law No. 24,808 provides that tenants may rescind commercial lease agreements after the first six months by sending a written notice at least 60 days before the termination of the contract. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.

Argentine Law permits the parties to a lease agreement to freely set their rights and obligations thereunder. However, in the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine Government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited the eviction of tenants even for failure to pay rent. These regulations discouraged both property rental and the construction of new housing.

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

Argentine Civil Proceedings permits us to collect unpaid rent in an ordinary proceeding, although under certain special conditions (e.g. low amount of unpaid rent) the judge may decide for an expedited summary proceeding. While it is a special procedure to evict tenants, historically, the heavy workload of the courts that hear these matters and the existence of numerous procedural steps required have tended to delay efforts of lessors to evict tenants. Moreover, the lessor must provide written notice to the tenant at least ten days prior to commencing the eviction proceedings.

Despite the amendment of the Argentine Civil Procedure Code by which the lessor may, by posting a bond, obtain the immediate eviction of the tenant, eviction proceedings generally take from six months to two years from the date of filing of the suit to the time of actual eviction. However, historically we have generally attempted to negotiate with defaulting tenants the termination of lease agreements in order to avoid legal proceedings.

The Public Emergency Law, as amended by Law No. 25,640, suspended for the term of 270 days from the enactment of that law (ended on November 15, 2002) the auction of the debtor’s property or the property used by the debtor for production, service rendering or trade activities and the enforcement of precautionary measures resulting in the divestiture of property used by the debtor. On February 4, 2003, the Executive Branch enacted Decree 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law No. 25,737 which suspends foreclosures for an additional period of 90 days, ended on August 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine Congress enacted a new Law (No. 26,062) that extended the foreclosures suspension for an additional 120 days period.

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust (paid by the Argentine Government) which would purchase the mortgage debts and reschedule the maturity date. Financial institutions were given until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. This term was extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The latter not only extends the term 120 days as from the day of its publication but also suspends foreclosure proceedings for the same period. The parties to secured loan agreements were given a term to express their adhesion System. This term was however extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The latter not only extends the term 120 days as from the day of its publication but also suspends foreclosure proceedings for an additional 120 days period.

Development and Land Use

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building and environmental regulations. In the city of Buenos Aires, where the vast majority of our real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

Buenos Aires Building Code. The Buenos Aires Building Code complements the Buenos Aires Urban Planning Code (Código de la Edificación de la Ciudad de Buenos Aires) and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services of architectural plans for review, to assure compliance therewith.

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales and Ownership

Real Estate Installment Sales Act. The Real Estate Installment Sales Act Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, imposes a series of requirements on contracts for the sale of subdivided plots of land when the sale price is paid in installments and the deed is not conveyed until final payment. The provisions of this law require, among other things:

•	the registration of the sale in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property; such Registry provides crucial information such as the liens and encumbrances which the property is subject to; and

•	the registration of any contract with the Real Estate Registry within 30 days of execution.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the installment sales contract prevails.

Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property. As of September 2005, the House of Representatives passed a bill aimed at suspending foreclosure proceeding for a period of 120 days. Such act is currently being reviewed by the Senate.

Consumer Protection Act. Consumer Protection Act Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the formation and execution of contracts.

The Consumer Protection Act purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread.

For said reason, the Consumer Protection Act deems void and unenforceable certain contractual provisions in consumer contracts, including:

•	warranty and liability disclaimers;

•	waiver of rights, and

•	changes of the burden of proof.

In addition, the Consumer Protection Act imposes fines to induce compliance from sellers.

The Consumer Protection Act defines consumers or users, as the individuals or legal entities that contract for a price for final use or their own benefit or their family or social group:

•	the acquisition or hiring of personal property things;

•	the supply of services; and

•	the acquisition of new real estate intended for housing, including plots of land acquired with the same intent, when the offer is public and directed to undetermined persons.

It also establishes that the following will not be considered consumers or users, those who acquire, store, utilize or consume goods or services to integrate them into a production, transformation, commercialization or supplying to third parties process.

In addition, the Consumer Protection Act defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The following are excluded from the application of the Consumer Protection Act:

•	services supplied by professionals that require a registration in officially recognized professional organizations or by a governmental authority and

•	the contracts involving second-hand assets, executed between consumers.

The Consumer Protection Act determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

With regard to services, the Consumer Protection Act provides that those who supply services of any nature are obliged to respect the terms, conditions, and other circumstances according to which they have been offered, published or accepted.

On June 2005, Resolution No. 104/05, which complements the Consumer Protection Law, adopted MERCOSUR’s Resolution on which requires that those who engage in commerce over the Internet (E-Business) to disclose in a precise and clear manner not only the products and/or services offered but also the sale terms.

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for later subdivision into strata title. Under this law, developers must inform potential purchasers of the future existence of a strata regime or co-proprietorship proposal, as well as of all sale conditions, and the size of each unit in relation to the whole.

The sale of these units are subject to subdivision approval and in orden to be included in the title regime must be registered with the Real Estate Registry.

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

Mortgage Regulation. The Argentine Civil Code of 1871, as amended, regulates mortgages both as a contract and as a right over property. There are no special provisions in the Civil Code aimed at protecting mortgagors. Nevertheless, any agreement entered into by a mortgagor and a mortgagee at the time of execution of the mortgage or prior to the default of the mortgagor allowing the mortgagee to recover the property without a public auction of the property will not be enforced by the courts as contrary to Argentine public policy.

In an attempt to facilitate the development of a strong secondary market for mortgages, Law No. 24,441, enacted in 1995, sets forth a new alternative proceeding to collect unpaid amounts secured by a mortgage. The new rules introduced by Law No. 24,441 are aimed at overcoming the difficulties and delays of the traditional ordinary proceeding.

Until the enactment of Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a summary proceeding regulated by the Code of Civil and Commercial Procedure. The heavy caseload on the courts that hear such matters usually delays the summary proceeding, which currently took an average of 12 months to complete.

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

On the other hand, the Public Emergency Law, as amended established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) would be suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 days more by Law No. 25,589 and afterwards for 90 days more by Law No. 25,640 of September 2002, expiring on February, 2003.

On February 4, 2003, the Executive Branch enacted Decree No. 204/2003 creating a mediation proceeding, for a limited period of 90 days, to be conducted through the Emergency Legal Units (Unidades de Emergencias Legales) depending from the Ministry of Labor, Employment and Social Security and the Ministry of Production. Such Emergency Legal Units shall intervene at the request of debtors or creditors in foreclosure cases.

The mediation proceeding is voluntary and free. Proposals and negotiations made by the parties during these mediation proceedings are subject to the confidentiality of ordinary mediations. No mediation proceeding will result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

The Emergency Legal Units will try to approximate the parties’ proposals to reach an agreement enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Emergency Legal Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of force of 90 days.

On May 8, 2003 the Congress enacted Law No. 25,737 which suspended foreclosures for a period of 90 days more. Afterwards, private and financial entities have voluntarily decided to suspend foreclosures. On November 2005, the Argentine Congress enacted a new Law (No. 26,062) which extended the foreclosures suspension for an additional 120 days.

On November 5, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule the mortgage debts by creating a Trust (paid by the Argentine Government) which will purchase the portfolio of mortgage debts and reschedule them in a more profitable way. Financial institutions were given until June 22, 2004 to accept this mortgage reschedule system. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions for the incorporation of mortgage loans that were under to judicial or private execution proceedings to this mortgage refinancing system. The period for financial institutions to participate in this mortgage reschedule system was extended twice, first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The latter not only extends the term 120 days as of the day of its publication but also suspends foreclosure proceedings for the same period.

Most mortgages executed by us provide that we are empowered to declare the anticipated expiration of the loan upon non-payment of an installment. This enables us to recover the unpaid amounts through the sale of the relevant property pursuant to the Civil and Commercial Procedure Code of Argentina as Law No. 24,441.

Pursuant to the Argentine law, fees and expenses related to collection procedures must be borne by the debtor, and the proceeds from any auction of the property may be used for the settlement of such obligation.

Although our mortgages are U.S. Dollar-denominated, Decree No. 214/02 and Decree No. 762/02 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. Dollars are subject to the following rules:

•	the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for loans granted for the acquisition of commercial properties guaranteed by mortgages, or

•	since October 1, 2002 and until March 31, 2004, for residential leases, the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CVS; and

•	if because of the application of these provisions the amount of the installment were higher or lower that the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If in the event the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case.

•	Pursuant to Decree 117/04 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable on April 1, 2004.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided.

Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility-impaired individuals.

Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility-impaired individuals, are exempted from the fulfillment of these requirements.

The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Differential architectural requirements refer to pathways, stairs, ramps and parking spaces.

Credit Cards Law. Law No. 25,065 regulates different aspects of the business known as “credit card system”. The regulations impose minimum contractual contents and the approval thereof by the Argentine Secretariat of Antitrust, Deregulation and Consumer Protection, as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system.

The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop S.A.

Antitrust Law. Law No. 25,156 prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls a company are considered as an economic concentration. Whenever an economic concentration involves a company or companies (i) which hold 25% or more of the relevant market or (ii) which exceed the accumulated sales volume by approximately Ps. 200 million in Argentina or Ps. 2,500 million worldwide; then the respective concentration should be submitted for approval to the National Antitrust Commission. The request for approval may be filed, either prior to the transaction or within a week after its completion.

The antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in total Ps. 20.0 million or Ps. 60.0 million in the last 36 months. As the consolidated annual sales volume of APSA and IRSA exceed Ps. 200.0 million, we should give notice to the National Antitrust Commission of any concentration provided for by the Antitrust Law. Currently, there is no transaction that must be notified. Antitrust Law does not affect our ongoing business.

C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2005.

Subsidiary	Activity	Country of incorporation	Percentage ownership (1)	Percentage of voting power (1)	Percentage of our total net revenues
Palermo Invest	Investment	Argentina	66.7	66.7	0.0
Inversora Bolívar	Real Estate	Argentina	66.7	66.7	1.9
Ritelco	Investment	Uruguay	100.0	100.0	0.0
Nuevas Fronteras S.A.	Hotel	Argentina	50.9	50.9	9.0
Pereiraola S.A.	Real Estate	Argentina	83.3	83.3	0.0
Abril S.A.	Real Estate	Argentina	83.3	83.3	0.0
Baldovinos S.A.	Real Estate	Argentina	83.3	83.3	0.8
Buenos Aires Trade & Finance Center S.A.	Real Estate	Argentina	100.0	100.0	6.4
Hoteles Argentinos S.A.	Hotel	Argentina	80.0	80.0	5.6
APSA (2)	Shopping Centers	Argentina	60.69	60.69	62.2
Llao Llao Resorts S.A.	Hotel	Argentina	50.0	50.0	9.0

(1)	It does not contemplate irrevocable contributions.

(2)	APSA’s Consolidated Information

We have a significant interest in Banco Hipotecario S.A. (“Banco Hipotecario”), an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2005, we owned 11.76% of Banco Hipotecario, and 5.22% of such ownership was through our subsidiary Ritelco S.A. Also, as of June 30, 2005, the voting power held by IRSA and Ritelco S.A. in Banco Hipotecario were 10.20% and 8.15%, respectively.

The following is our organizational chart and our principal subsidiaries as of June 30, 2005:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
LEGAL
ENTITIES
67%
Palermo Invest
100%
Commerce
Inversora Bolívar
61%
APSA
100%
Ritelco
5%
Banco Hipotecario S.A.
49%
IRSA Telecomunicaciones
100%
ASSETS
100%
Office Buildings
Libertador 498
Madero 1020
Reconquista 823/41
Maipú 1300
Suipacha 652/664
Others
Banks
Banco Hipotecario S.A. (7%)
Banco de Crédito y Securitización S.A. (5%)
100%
Office Buildings
Intercontinental Plaza
Others
50%
Hotel
Llao Llao
80%
Hotel
Libertador
76%
Hotel
Intercontinental
100%
Shopping Centers
Alto Palermo
Paseo Alcorta
Alto Avellaneda
Abasto
Patio Bullrich
Alto Noa
Alto Rosario
51%
Shopping Centers
Buenos Aires Design
69%
Shopping Centers
Mendoza Plaza
95%
Shopping Centers
Neuquén
80%
Credit Card
Tarshop
50%
Internet Companies
E.Commerce Latina S.A.
98%
Internet Companies
Altocity.Com
50%
Credit Card
Metroshop
Internet Companies
Red Alternativa
100%
Apartments
Torres Jardín
Others
100%
Land Reserves
Puerto Madero
Caballito
Santa Maria del Plata
Others
100%
Residential Apartments
Villa Celina
50%
Residential Apartments
Abril
50%
Land Reserves
Pereiraola
50%
50%
Land Reserves
Puerto Retiro (50%)
Others(100%)
100%
Apartments
Alto Palermo Park
Others
100%
Apartments
Torres de Abasto
100%
Land Reserves
Caballito
Others
Legal Entities
Office & Rental Properties
Shopping Centers
Hotels
Banks
Developments
Internet Companies
Credit Card

Footnote: All participations reflect percetange of total capital. Percentages have been rounded

In February, 2002 we sold all of our participation in Brazil Realty. After June 30, 2005 we sold our participation in IRSA Telecomunicaciones

D. Property, Plant and Equipment

As of June 30, 2005, all of our property, consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector and Shoppings Centers through our subsidiary APSA, was located in Argentina. We lease our headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to two lease agreements that expire on February 28, 2014 and November 30, 2008, respectively

The following table sets forth certain information about our properties that are held in fee:

Property	Date Of Acquisition	Leaseable/ Saleable Area m2 (1)	Location	Book Value Ps./ 000 (2)	Encumbrance	Outstanding principal amount Ps./000	Maturity date	Balance due at maturity	Rate	Use
Intercontinental Plaza (3)	11/18/97	22,535	City of Buenos Aires	67,741	—	—	—	—		Office Rental
Bouchard 710	06/01/05	15,014	City of Buenos Aires	72,222	Mortgage (16)	39.3	May-08	1.3	Fixed Rate 8.5%	Office Rental
Libertador 498	12/20/95	10,533	City of Buenos Aires	43,307	Mortgage (4)	102.5	Nov-09	10.8	Libor 3M + 200 bps	Office Rental
Maipú 1300	09/28/95	10,325	City of Buenos Aires	44,581	—	—	—	—		Office Rental
Laminar Plaza	03/25/99	6,521	City of Buenos Aires	30,577	Mortgage (4)	102.5	Nov-09	10.8	Libor 3M + 200 bps	Office Rental
Madero 1020	12/21/95	215	City of Buenos Aires	1,665	—	—	—	—		Office Rental
Reconquista 823/41	11/12/93	6,100	City of Buenos Aires	19,355	—	—	—	—		Office Rental
Suipacha 652/64	11/22/91	11,453	City of Buenos Aires	11,749	—	—	—	—		Office Rental
Edificios Costeros	03/20/97	6,389	City of Buenos Aires	19,358	—	—	—	—		Office Rental
Costeros Dock IV	08/29/01	5,437	City of Buenos Aires	21,849	Mortgage (4)	102.5	Nov-09	10.8	Libor 3M + 200 bps	Office Rental
Madero 942	08/31/94	768	City of Buenos Aires	2,401	—	—	—	—		Office Rental
Av. De Mayo 595/99	08/19/92	1,958	City of Buenos Aires	4,574	—	—	—	—		Office Rental
Av. Libertador 602	01/05/96	638	City of Buenos Aires	2,985	—	—	—	—		Office Rental
Rivadavia 2774	09/19/91	274	City of Buenos Aires	164						Office Rental
Sarmiento 517	01/12/94	39	City of Buenos Aires	84	—	—	—	—		Office Rental
Constitución 1111	06/16/94	312	City of Buenos Aires	545	—	—	—	—		Comercial Rental
Alsina 934/44	01/08/91	3,750	City of Buenos Aires	1,429	—	—	—	—		Comercial Rental
Santa María del Plata	07/10/97	40,000	City of Buenos Aires	12,109						Others rentals
Constitución 1159	06/16/94	2,072	City of Buenos Aires	1,324						Others rentals
Other Properties (5)		33,468	City and Province of Buenos Aires	4,666	—	—	—	—		Office Rental
Alto Palermo Shopping Center (6) (7)	11/18/97	18,055	City of Buenos Aires	210,822	—	—	—	—		Shopping Center
Abasto (6)	07/17/94	39,329	City of Buenos Aires	202,776	—	—	—	—		Shopping Center
Alto Avellaneda (6)	11/18/97	27,313	City of Avellaneda	98,750	—	—	—	—		Shopping Center
Paseo Alcorta (6)	06/06/97	14,821	City of Buenos Aires	65,816	—	—	—	—		Shopping Center
Patio Bullrich (6)	10/01/98	10,780	City of Buenos Aires	115,602	—	—	—	—		Shopping Center
Nuevo Noa (6)	03/29/95	18,880	City of Salta	30,883	—	—	—	—		Shopping Center
Buenos Aires Desing (6)	11/18/97	14,598	City of Buenos Aires	20,935	—	—	—	—		Shopping Center
Alto Rosario	11/09/04	30,579	City of Rosario	79,117	—	—	—	—		Shopping Center
Mendoza Plaza	12/01/94	40,132	City of Mendoza	83,706	—	—	—	—		Shopping Center
Dock III (8)	09/09/99	10,474	City of Buenos Aires	56,560	—	—	—	—		Land Reserve
Puerto Retiro (3)	05/18/97	82,051	City of Buenos Aires	46,493	—	—	—	—		Land Reserve
Caballito	11/03/97	20,968	City of Buenos Aires	19,898	—	—	—	—		Land Reserve
Santa Marìa del Plata	07/10/97	675,952	City of Buenos Aires	112,771	—	—	—	—		Land Reserve
Pereiraola (9)	12/16/96	1,299,630	Province of Buenos Aires	21,875	—	—	—	—		Land Reserve
Dock IV	12/02/97	4,653	City of Buenos Aires	6,490	—	—	—	—		Land Reserve
Others City of Buenos Aires (10)		62,973	City of Buenos Aires	76,161	—	—	—	—		Land Reserve
Others Province of Buenos Aires (11)		3,564,220	Province of Buenos Aires	43,884	—	—	—	—		Land Reserve
Other Neuquén (12)		52,286	City of Neuquén	9,983	Mortgage (13)	—	—	—		Land Reserve
Intercontinental	11/01/97	37,742	City of Buenos Aires	45,269	—	—	—	—		Hotel
Sheraton Libertador (14)	03/01/98	17,463	City of Buenos Aires	32,051	Mortgage	32.0	Jan-06	18.2	Libor 3M + 401/476 bps	Hotel
Llao Llao	06/01/97	15,000	City of Bariloche	27,652	—	—	—	—		Hotel
San Martín de Tours	06/26/03	2,891	City of Buenos Aires	11,743	Mortgage (15)	2.2	End of construction	2.2		Development

(1)	Total leaseable area for each property. Excludes common areas and parking spaces.

(2)	Cost of acquisition or development, plus improvements, (adjusted for inflation until 02/28/03) less accumulated depreciation and impairment allowances.

(3)	Through IBSA.

(4)	We have mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dock IV) in connection with the issuance of the Collateralized Notes. On June 30, 2005 mortgaged properties had a net book value of Ps. 85.5 million and an outstanding principal amount of Ps. 102.5 million. The balance due at maturity is Ps. 10.8 million.

(5)	Includes Thames, one unit in Alto Palermo Park (through IBSA) and Commercial places “Abril” (through IRSA and IBSA).

(6)	Through APSA. We own a 51% interest in ERSA. Currently our shares of Emprendimiento Recoleta S.A. are pledged.

(7)	Shopping Alto Palermo (“SAPSA”) is owned by APSA. On January 18, 2001, (i) APSA issued Series A Senior Notes for US$ 40 million and (ii) APSA and SAPSA co-issued Series B Senior Notes for US$ 80 million that will be severally paid by APSA and SAPSA. The Series A and B Senior Notes are due in 2005. The payment of the total amount of the Senior Notes is guaranteed by a Trust Agreement pursuant to which all of APSA’s shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 between APSA and Ritelco, as shareholders of SAPSA and as Trustors, Río Trust S.A., as Trustee, and the holders of the Senior Notes as Beneficiaries. At June 30, 2005, we fully cancelled the Senior Notes outstanding.

(8)	Through Buenos Aires Trade & Finance Center S.A. on November 2004, we signed an exchange deed for one of the three parcels in which our plot is divided whereby DYPSA agreed to pay US$ 8,030,000 through the exchange of 28.50% of the total meters to be constructed.

(9)	Directly through IRSA and indirectly through IBSA.

(10)	Includes the following land reserves: Torres Jardín IV, Edificios Cruceros, Concepción Arenales, Dorrego 1916, Padilla 902 and Puerto Madero Dock 13 (through IRSA), Intercontinental Plaza II (through IBSA) and Terrenos Alcorta, Caballito Torres Abasto and the Coto project (through APSA).

(11)	Includes the following land reserves: Terrenos Pilar and Villa Celina (through IRSA), Pontevedra, Merlo and Benavídez (thorough IBSA), Terrenos Rosario (through APSA); lots “Abril” (through IRSA, IBSA and Baldovinos S.A.)

(12)	Included Terrenos Neuquén (through APSA).

(13)	At June 30, 2005, Shopping Neuquén S.A. included a Ps. 41,792 loan secured by a mortgage on the land.

(14)	In January 2001 our subsidiary Hoteles Argentinos, owner of 100% of the Sheraton Libertador, obtained a loan from Bank Boston N.A. for US$ 12.0 million. Subsequently, Bank Boston sold this loan to Marathon Master Fund Ltd. This loan is due in January 2006 with interest being payable quarterly at Libor plus a spread ranging between 401 and 476 basis points, depending on the value of certain financial ratios. This loan was not converted into Pesos and it is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. This loan is with no recourse to us. On December 16, 2004, our wholly-owned subsidiary Ritelco S.A. acquired 100% of the debt Hoteles Argentinos had with Marathon Master Fund, Ltd. Ritelco S.A. paid a total amount of US$ 8.0 million. In March 2005 Credit Suisse First Boston International (“CSFB”) purchased the credit on the HASA debt and we entered into an agreement with CSFB pursuant to which, among other things, we guarantee the payment of the debt owed by HASA and in the event of non-compliance we shall repurchase the loan agreement for US$ 8.0 million. As guarantee for this transaction, we made a payment of US$ 2.0 million. HASA must present a restructuring plan of the loan prior to March 15, 2006. The loan is collateralized by a mortgage on this property.

(15)	In connection with the purchase of the plot of land where we are currently constructing “San Martin de Tours” project, we have assumed a mortgage payable which will be settled at the end of the construction through the delivery of certain apartments. This debt is valued at the higher of the purchase price or the estimated cost of construction and subsequent transfer of the units to be delivered.

(16)	The Company has a first mortgage on this property as guarantee of the amount owed for its purchase which totaled US$ 17.3 million at June 30, 2005. On July 1, 2005 we paid US$ 0.4 million related to the first installment of the mortgage and on July 26, 2005 we signed an amendment to the mortgage pursuant to which we made a partial prepayment of US$ 3.2 million and agreed to settle the balance of US$ 13.6 million in 34 monthly equal and consecutive installments of US$ 0.5 million each (including interest at a rate of 8.5%).

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2005, 2004 and 2003 relate to the fiscal years ended June 30, 2005, 2004 and 2003 respectively.

Our financial statements are presented in thousands of Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP and the Comisión Nacional de Valores regulations, which differ in certain significant respects from U.S. GAAP. Note 23 to our Consolidated Financial Statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our consolidated figures and a reconciliation to U.S. GAAP of net income reported under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2005 and 2004. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and regulations of the SEC.

As discussed in Notes 2.c. and 3.m. to our Consolidated Financial Statements, contained elsewhere in this annual report, in order to comply with Comisión Nacional de Valores regulations, we discontinued inflation accounting as of March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, such departures have not had a material effect on our Consolidated Financial Statements.

Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	debt restructuring;

•	deferred income tax;

•	asset tax credits

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles used in Argentina and regulations of the Comisión Nacional de Valores which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC.

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

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. We determine the fair market value primarily using independent appraisal valuations and utilizing anticipated cash flows discounted at a rate commensurate to the risk involved.

Under Argentine GAAP a previously recognized impairment loss is reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying value of the asset is the lower of its fair market value or the net carrying value the asset would have had if no impairment would have been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. US GAAP prohibits the reversal of a previously recognized impairment charge.

We believe that the accounting policy related to the impairment of long-lived assets is a “critical accounting policy” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and costs, future vacancy rates and future prices; and

•	the impact that recognizing or reversing an impairment would have on assets reported on our balance sheet, as well as on the results of our operations, could be material. Estimates about future prices and future vacancy rates require significant judgment because actual prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

As of June 30, 2002 we reviewed our assets related to Development and sales of properties, Office and others, Hotels and Shopping Centers segments for impairments due to the continued deterioration of the Argentine economy. As a result, as of June 30, 2002 we had recognized an impairment of Ps. 140.6 million. During the years ended June 30, 2003 and 2005 we also recognized impairment losses totaling Ps. 14.0 million and Ps. 0.2 million, respectively. As a result of increases in their fair market values, during the years ended June, 30, 2003, 2004 and 2005 we partially reversed the impairment losses, recognizing gains of Ps. 25.4 million, Ps. 63.1 million and Ps. 28.2 million, respectively. Assets related to those four segments represent approximately 92% of our total long-lived assets as of June 30, 2005 and 2004.

The fair market value of our office and retail buildings was determined following the rent value method, considering each property’s future cash flow, competition and historical vacancy rates. The price per square meter of our properties varies based on the category and the type of building. For Class A buildings the average price per square meter used was Ps. 45 while for Class A/B buildings the average was Ps. 32.5 and for Class B/C buildings was Ps. 17.5. The average vacancy rates were calculated taking into account the last ten years. The performance of a sensitivity analysis, which reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2005 of Ps. 3.7 million.

Valuation of shopping centers was performed according to the rent value method. We calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and cash flow. The average discount rates we used were between 12.5% and 15.5%, the average price per leasable square meter was Ps. 6,904 and the average vacancy rate was calculated taking into consideration the actual vacancy. The performance of a sensitivity analysis, which reduced prices per square meter by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2005 of Ps. 0.6 million.

We used the open market method for determining the fair market value of our land reserve and inventories. The performance of a sensitivity analysis, which reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2005 of Ps. 2.7 million.

Debt restructuring

In November 2002 we completed the refinancing of our debt for a total amount of US$ 103.4 million and we also completed the arrangement with our lenders to refinance the Syndicate Loan for US$ 80 million and our Notes for US$ 37 million.

Since the conditions of the new debt instruments were substantially different from the original conditions (as defined by Technical Resolution No. 17), we removed the original loans from the consolidated balance sheet and recognized the new debt instruments at the present value discounted at an 8% market interest rate. This rate was determined taking into consideration the rates that we used in reference to our local borrowings. As a result of the debt restructuring in 2003, we recognized a gain of Ps. 36.5 million (Ps. 31.7 million net of expenses incurred in the restructuring), which represents the difference between the present value of the new debt instruments and the carrying value of the old debts.

We believe that the accounting estimate related to debt restructuring was a “critical accounting estimate” because if we had calculated the present value of our debts using higher interest rates than 8%, we would have had a material impact on our debts reported on our balance sheet as well as on our financing results.

The utilization of interest rates other than 8% in calculating the present value of the new debts instruments would have the following effects on the related results for the fiscal year 2003:

Interest Rates	Gain in millions Ps.	Impact on Net Income	Impact on Shareholder’s equity
11%	16	5.59%	1.98%
16%	47	16.40%	5.81%
23%	73	25.49%	9.02%

Deferred income tax

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

We provided a valuation allowance for a portion of our net deferred tax assets, as we do not consider the realization of the full tax benefit to be more likely than not. We considered all evidence, both positive and negative, in determining if a valuation allowance is needed for some portion or all our deferred tax assets. These evidences consist primarily in:

•	Limitations in the use of certain deferred tax assets, primarily tax loss carry forwards

•	Reversals of existing taxable temporary differences

•	Business projections

As a result of the evaluation of this evidence, we accounted for a valuation allowance of approximately 46% of our deferred tax assets, amounting to Ps. 42 million. Net deferred tax assets as of June 30, 2005 were to Ps. 92.2 million.

A decrease and an increase of 10%, 20% and 30% in the net result of our projections utilized in determining the valuation allowance of our deferred tax assets would have had the following impact:

Premises fluctuation	Valuation allowance in million	Additional (loss) /gain in million of Ps.	Impact on Net income	Impact on Shareholder’s equity
-10%	47	-5	-4.8%	-0.4%
-20%	52	-10	-9.7%	-0.8%
-30%	57	-15	-14.5%	-1.2%
10%	37	5	4.8%	0.4%
20%	32	10	9.7%	0.8%
30%	27	15	14.5%	1.2%

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and

•	the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of income could be material.

Asset tax credits

We calculate the asset tax provision by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. Our tax obligation in each year will coincide with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess can be offset against income tax arising in any of the following ten years.

We have recognized the asset tax provision paid in previous years as a credit as we estimate that it will offset future years’ income tax.

We believe that the accounting policy related to asset tax provision is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our future results that are highly susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Overview

As described below, economic and political factors affecting Argentina as well as changes in interest rates and foreign currency have a substantial impact on our financial performance.

Effect on us of devaluation and economic crisis

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to a four-year-old recession, the Argentine economy has deteriorated sharply. However, during year 2003 certain signals of recovery appeared in the economy, which continued strengthening during 2004 and 2005.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001, during the second half of 2001. Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001. In 2003, the economy began to recover, closing the year with year-on-year growth of 11.7%. Exceeding growth expectations, in 2004 the GDP increased 9.0% in comparison with 2003. Estimates are that during 2005 the GDP will increase 7.5% in comparison with 2004, consolidating the economy expansion.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified his decision. On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso are settled in the Domestic Exchange Market (“Mercado Unico y Libre de Cambios”) at a floating market rate depending on supply and demand. This new legislation had a material adverse impact on our financial position and the results of our operations in fiscal year 2002, which was mostly offset during fiscal year 2003, 2004 and 2005.

During fiscal year 2005, the Government of President Néstor Kirchner submitted a proposal to creditors to continue the payments of the external debt. We would mention that the official offer of the sovereign debt exchange obtained very good results and was 76.07% supported by creditors. The Government was able to record a partial remission of the debt of 65.2% in terms of current value, which exceeds any remission recorded in any other debt restructuring process in other countries. This significant advancement represented an opportunity for the country to recover international market confidence and permitted the formation of a more feasible economic environment, which in turn will encourage the confirmation of future investments.

Effects of inflation

The devaluation of the Argentine Peso by the Executive Power encompasses the risk of a significant inflation increase.

The Argentine Ministry of Economy has published the following inflation indexes which reflect variations with respect to the same month of the previous year.

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2001	-0.3%	-1.6%
2002	28.4%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%
2005	9.0%	7.7%

In 2005, inflation was one of the main topics of the economy. Retail prices accumulated an important increase during the first part of the year, generating concern about the future retail prices, as it is difficult to estimate an inflation rate for year-end which would be lower than the high level of 10.5% estimated by the Ministry of Economy and Production at the beginning of 2005. Such an increase of the inflation risk could erode the macroeconomic stability currently attained and would adversely impact our operation.

Effects of interest rate fluctuations

Most of our U.S. Dollar denominated debt accrues interest at a floating rate. An increase in interest rates implies a significant increase of our financial costs and materially affects our financial condition and our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. Dollars. Therefore, a devaluation of the Argentine Peso against the U.S. Dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Due to the fact that many of our customers have their cash flows in Pesos, a fluctuation of exchange rate may increase their U.S. Dollar-denominated liabilities. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. Dollars, affecting our ability to service our U.S. Dollar denominated liabilities.

Operating costs and expenses

Allocation of selling expenses to business segments

Selling expenses related to the shopping centers and hotels segments are directly allocated to such segments because such segments are individually managed and clearly identifiable. The remaining selling expenses are allocated among the development and sale of properties and offices and other non-shopping center rental properties segments, excluding, if existing, those located in shopping centers and hotels, based on the cost center which originated them.

Allocation of administrative expenses to business segments

Administrative expenses related to our shopping centers and hotel business segments are directly attributable to such segments because such segments are individually managed and are clearly identifiable. The remaining administrative expenses are allocated as follows:

•	57.80% of the Administrative expenses, without considering the original cost center, have been assigned to the Sales and Development segment, and 42.20% to the Offices and Other buildings for rental segment. Such percentages are calculated on the basis of operating assets and on revenues generated by each segment.

•	Administration expenses of the APSA cost center or hotels are assigned directly to the Shopping Centers and Hotels segments.

Allocation of results from the rescission of towers

These results derived from the rescinding of purchase agreements for units in Torres de Abasto in APSA and were allocated to “Sales and Developments”.

Allocation of profits from our interest in the Tarjeta Shopping trust funds

This allocation of profits stems from the retained interests of APSA in the Tarjeta Shopping trusts. These profits have been allocated to the “Shopping Centers” segment.

Allocation of results from operations and holding of real estate assets

These results are allocated to the segment that generates them.

Allocation of the goodwill amortization

This includes mainly the amortization of goodwill stemming from the acquisition of APSA and APSA’s subsidiaries, which is allocated to the “Shopping Centers” segment.

Allocation of other expenses and revenues to business segments

Financial Results. Includes interest income, interest on discounting assets and liabilities, gain on financial operations, financial expenses, gain on exposure to inflation, exchange gain (loss) and other financial results which can be allocated to each segment, as described below:

•	Gain on financial operations. Only income related to Shopping Centers and Hotels were segregated by segment, as in these cases each of them manages the financial surplus recorded. The remaining amounts are recognized under “Financial Operations and Others” as they are not directly related to any specific segment.

•	Interest income, interest on discounting of assets and liabilities and financial expenses. Only the results generated by APSA and Hotels are recorded in the Shopping Centers and Hotels segments. The remaining results are prorated among Sales and Development, Offices and Others, Hotels, Shopping Centers and “Financial Operations and Others” in proportion to the corresponding assets of each segment.

•	Gain on exposure to inflation, exchange gain (loss) and other financial results. In the case of Shopping Centers and Hotels, they are charged to the segments giving rise to them. The remaining items are recorded in “Financial and Other operations” as they are not directly related to any segment.

Gain on equity investments. It is allocated to the corresponding segments. Gain on equity investments carrying out activities not falling under any of our segments are recorded under “Financial and Other operations”.

Other expenses, net. Only those associated to Shopping Centers and Hotels are segregated by segment. The remaining items are allocated to “Financial and Other operations” as they are not directly related to any segment.

Minority interest. This result is allocated among the segments of the company that generate it.

Income tax and asset tax. The corresponding income tax and asset tax is allocated to each segment.

Business Segment Reporting

We have determined that our reportable segments are those that are based on our method of internal reporting. Accordingly, we have five reportable segments. These segments are “development and sales of properties”, “office and other non-shopping center rental properties”, “shopping centers”, “hotel operations” and “financial operations and others”. The Consolidated Financial Statements were prepared in accordance with the procedure established by Technical Resolution No. 21 of the F.A.C.P.C.E. (“Federación Argentina de Consejos Profesionales de Ciencias Económicas”), which requires the consolidation of every line of our balance sheets, statements of income and statements of cash flows, with the financial statements of those companies in which we have direct or indirect control.

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

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on net income. We do not depend on any single client.

The following tables show certain operating data by business activity:

	For the fiscal year 2005 (in millions of Pesos)
	Development and sale of properties	Offices and other non- shopping center leased properties (a)	Shopping centers	Hotel operations	Financial operations and others	Total
Revenues	32.3	19.4	230.2	87.1	0.9	369.9
Costs	(16.9)	(7.7)	(92.4)	(48.9)	(0.9)	(166.8)
Gross profit	15.4	11.7	137.8	38.2	—	203.1
Gain from valuation of inventories at fair market value	17.3	—	—	—	—	17.3
Selling expenses	(2.6)	(0.9)	(24.6)	(9.8)	—	(37.9)
Administrative expenses	(9.5)	(9.2)	(31.6)	(19.4)	—	(69.7)
Gain in credit card trust	—	—	0.4	—	—	0.4
Gain from operations and holdings of real estate assets, net	0.5	12.2	13.1	2.1	—	27.9

Operating income	21.1	13.8	95.2	11.1	(0.0)	141.2

Amortization of goodwill	—	—	(1.7)	—	—	(1.7)
Financial results, net	(5.8)	(4.3)	(17.3)	(4.2)	19.4	(12.2)
Equity (loss) gain from related companies	—	—	(2.3)	12.2	57.0	66.9
Other (expenses) income, net	—	—	(8.1)	0.2	(6.7)	(14.6)
Income before taxes and minority interest	15.3	9.5	65.9	19.3	69.6	179.6

Income tax and asset tax	(13.1)	(1.8)	(33.6)	(1.2)	(3.5)	(53.2)
Minority interest	—	(2.1)	(17.3)	(3.8)	—	(23.2)

Net income	2.2	5.6	15.0	14.3	66.1	103.2

Total assets	399.2	423.2	1,135.4	135.2	431.4	2,524.4

(a)	Includes offices, stores and residential buildings.

	For the fiscal year 2004 (in millions of Pesos)
	Development and sale of properties	Offices and other non-shopping center leased properties (a)	Shopping centers	Hotel operations	Financial operations and others	Total
Revenues	30.3	15.1	143.2	71.3	0.9	260.8
Costs	(25.9)	(8.3)	(72.4)	(40.0)	(0.8)	(147.4)
Gross profit	4.4	6.8	70.8	31.3	0.1	113.4
Selling expenses	(4.0)	—	(9.8)	(8.2)	—	(22.0)
Administrative expenses	(6.7)	(4.3)	(23.6)	(15.6)	—	(50.2)
Gain in credit card trust	—	—	0.3	—	—	0.3
Gain from operations and holdings of real estate assets, net	7.0	27.7	25.7	2.7	—	63.1

Operating income	0.7	30.2	63.4	10.2	0.1	104.6

Amortization of goodwill	—	—	(2.9)	—	—	(2.9)
Equity (loss) gain from related companies	(0.2)	—	(1.1)	—	28.0	26.7
Financial results, net	(6.1)	(6.2)	(12.5)	(4.9)	41.3	11.6
Other expenses, net	—	—	(5.8)	(2.1)	(5.7)	(13.6)
(Loss) Income before taxes and minority interest	(5.6)	24.0	41.1	3.2	63.7	126.4

Income tax and asset tax	(0.5)	(3.3)	(16.2)	(3.1)	(2.6)	(25.7)
Minority interest	0.4	(1.3)	(9.2)	(2.7)	—	(12.8)

Net (loss) income	(5.7)	19.4	15.7	(2.6)	61.1	87.9

Total assets	355.2	331.2	1,056.9	138.5	326.6	2,208.3

(a)	Includes offices, stores and residential buildings.

	For the fiscal year 2003 (in millions of Pesos) (1)
	Development and sale of properties	Offices and other non-shopping center properties	Shopping centers	Hotel operations	Financial operations and others	Total
Revenues	46.6	17.8	113.8	57.7	0.6	236.5
Costs	(46.5)	(9.1)	(67.1)	(31.4)	(0.6)	(154.7)
Gross profit	0.1	8.7	46.7	26.3	—	81.8
Selling expenses	(4.0)	(0.1)	(17.6)	(6.9)	—	(28.6)
Administrative expenses	(6.1)	(4.4)	(21.4)	(13.3)	—	(45.2)
Gain on purchasers’ rescissions of sale contracts	0.0	—	—	—	—	0.0
Loss in credit card trust	—	—	(4.1)	—	—	(4.1)
Gain (loss) from operations and holdings of real estate assets, net	12.9	(1.9)	10.5	—	—	21.5

Operating income	2.9	2.3	14.2	6.1	0.0	25.5

Amortization of goodwill	—	—	(6.6)	—	—	(6.6)
Financial results, net	(2.1)	(2.1)	83.2	11.1	225.2	315.3
Equity loss from related companies	(0.3)	—	(12.1)	—	(2.3)	(14.7)
Other income (expenses), net	—	—	13.2	(3.7)	(10.4)	(0.9)
Income before taxes and minority interest	0.5	0.2	91.9	13.5	212.5	318.6

Income tax and asset tax benefit (expense)	0.7	(1.0)	(46.8)	1.4	49.2	3.5
Minority interest	5.1	(1.4)	(35.2)	(4.2)	—	(35.7)

Net income (loss)	6.3	(2.2)	9.9	10.7	261.7	286.4

Total assets	342.9	293.4	1,044.2	138.8	262.7	2,082.0

Results of Operations for the fiscal years ended June 30, 2005 and 2004.

Revenues

Revenues increased by 41.8% from Ps. 260.8 million for the fiscal year ended June 30, 2004 to Ps. 369.9 million for the fiscal year ended June 30, 2005. This increase is due to an increase in revenues from all our business units.

Development and Sale of Properties. Revenues from development and sale of properties increased by 6.8%, from Ps. 30.3 million for the fiscal year ended June 30, 2004, to Ps. 32.3 million for the fiscal year ended June 30, 2005. The increase in revenues in the development and sale of properties segment was mainly attributable to the net effect of (i) the Ps. 23.6 million increase in sales of Dock III; (ii) the Ps. 3.5 million decrease in sales from the residential communities of Abril, which decreased by 48%; (iii) the Ps. 11.8 million decrease in sales of undeveloped parcels of land arising from non-recurring sales during the past fiscal year of Benavídez; and (iv) the decrease of Ps. 5.9 million in the sale of other real estate, due to the non-recurring sale of Dock II for Ps. 5.2 million.

Offices and other non shopping center rental properties. Revenues from Offices and other non shopping center rental properties increased by 28.3%, from Ps. 15.1 million for the fiscal year ended

June 30, 2004, to Ps. 19.4 million for the fiscal year ended June 30, 2005. This increase is mainly due to a 29.7% increase in revenues from office rents, from Ps. 13.8 million in the fiscal year ended June 30, 2004, to Ps. 17.9 million for the fiscal year ended June 30, 2005. This increase in revenues is attributed to (i) the increase in the occupancy rates and monthly rental income of the majority of the buildings, principally in Intercontinental Plaza Tower for Ps. 1.2 million, Maipú 1300 for Ps. 0.8 million, Costeros Dock IV for Ps. 0.6 million and Libertador 498 for Ps. 0.5 million, and (ii) the purchase of Bouchard 710, a new building for lease which provided revenues of Ps. 0.4 million during June 2005. The percentage of room occupied in this segment increased by 13% from 76% as of June 2004 to 89% as of June 2005.

Shopping Centers. Revenues from Shopping centers increased by 60.6 % from Ps. 143.2 million during the fiscal year ended June 30, 2004, to Ps. 230.2 million during the fiscal year ended June 30, 2005. The increase is attributed principally to (i) an increase of 46.2% in revenues from leases and services, from Ps. 113.2 million to 165.5 million mainly due to a sustained increase of 29.6% in sales of our tenants (from Ps. 1.148 million in 2004 to Ps. 1.488 million in 2005) shown in the growth of our revenues from rental and admission rights for Ps. 37.7 million, the inclusion of Mendoza Plaza Shopping´s revenues of Ps. 9.2 million resulting from the consolidation of such company as from October 1, 2004 due to gaining control as a result of the acquisition of an additional 49.9% interest and the inauguration of Alto Rosario Shopping that took place on November 9, 2004 which produced an increase in revenues of Ps. 5.5 million and (ii) an increase of 114.9% in revenues from credit card operations from Ps. 30.0 million to Ps. 64.6 million due to the growth of our customer portfolio, our sales and the number of cardholders, all driven by the economic recovery that has taken place during the year, which led Tarjeta Shopping to the opening of new branches in different cities country-wide. This last fact generated a significant growth of the credit portfolio, which went from Ps. 92 million in fiscal year 2004 to Ps. 204 million in 2005 (the securitized portfolio included). The percentage of occupancy rates of our Shopping centers stayed at 99% during this year.

Hotels. Revenues from hotel operations increased by 22.2%, from Ps. 71.3 million for the fiscal year ended June 30, 2004 to Ps. 87.1 million for the fiscal year ended June 30, 2005, due to an increase in average price per room from Llao Llao from Ps. 460 during fiscal year 2004 to Ps. 547 during fiscal year 2005 and an increase in average occupancy in all our hotels, from 68% during the fiscal year 2004 to 75% during the fiscal year 2005. Revenues from Hotel Sheraton Libertador increased by Ps. 4.9 million, revenues from the Hotel Intercontinental increased by Ps. 7.1 million and revenues from Hotel Llao Llao increased by Ps. 3.8 million.

Financial operations and others. Revenues from Financial operations and others remained constant at Ps. 0.9 million both fiscal years. Revenues included in this line represent fees for services with no specific allocation to any of the previous segments.

Costs

Costs increased by 13.2%, from Ps. 147.4 million during the fiscal year ended June 30, 2004 to Ps. 166.8 million for the fiscal year ended June 30, 2005. This variation is mainly due to the net effect of (i) an increase in costs in the Shopping centers and Hotels and (ii) a decrease in costs in the Development and sale of properties and Offices and other non-shopping rental property segments. Costs as a percentage of revenues decreased from 56.5% for the fiscal year ended June 30, 2004 to 45.1% for the fiscal year ended June 30, 2005.

Development and Sale of Properties. Costs related to Development and Sale of Properties decreased by 34.5%, from Ps. 25.9 million for the fiscal year ended June 30, 2004 to Ps. 16.9 million for the fiscal year ended June 30, 2005 as a result of a decrease in the operation volume of sales as well as to a low cost of sales in the case of Dock III in comparison with costs of sales recorded in the cases of Benavídez and Dock II. Costs relating to Development and Sale of Properties as a percentage of revenues from the segment decreased from 85.1% during the fiscal year ended June 30, 2004 to 52.5% during the fiscal year ended June 30, 2005.

Offices and other non shopping center rental properties. Costs of Offices and other non shopping center rental properties decreased by 7.2%, from Ps 8.3 million during the fiscal year ended June 30, 2004 to Ps. 7.7 million during the fiscal year ended June 30, 2005. This decrease in cost of “Offices and other” segment was mainly due to a reduction in maintenance expenses of vacant space in our buildings during this year as a result of higher occupancy rates in our buildings. The main component of cost of offices is the depreciation of leased properties.

Shopping Centers. Costs related to Shopping centers increased by 27.3% from Ps. 72.4 million in the fiscal year ended June 2004 to Ps. 92.4 million in the fiscal year ended June 30, 2005. This increase is due to: (i) an increase of 14.2% in leases and services costs mainly due to a Ps. 4.9 million cost resulting from the opening of Alto Rosario Shopping and a Ps. 3.2 million cost relating to the consolidation of Mendoza Plaza Shopping S.A. as of October 2004. The expenses that were modified are charges for amortization and non-recovered expenses; and (ii) a 77.1% increase of credit card operations cost due to an increase of Ps. 3.6 million in expenses arising from salaries and social security charges and of Ps. 1.5 million in taxes, duties and contributions as a result of the expansion and opening of new branches, a higher charge in commissions and interest of Ps. 2.3 million and an increase in fee and services expenses of Ps. 1.6 million, due to the new issues of the securitization program.

Hotels. Costs from hotel operations increased by 22.2%, from Ps. 40.0 million during the fiscal year ended June 30, 2004 to Ps. 48.9 million during the fiscal year ended June 30, 2005, primarily due to the increase in revenues. Higher costs of hotels are also due to an increase in depreciation and salaries and social security contributions. Costs relating to hotel operations as a percentage of revenues from the segment remained constant at 56.2% for both fiscal years.

Financial operations and Others. Costs from Financial operations and other segments increased by 25% from Ps. 0.8 million for the fiscal year ended June 30, 2004 to Ps. 0.9 million for the fiscal year ended June 30, 2005. Costs included in this line represent expenses incurred in the rendering of services that generate revenues.

Gross Profit

As a result of the foregoing, the gross profit increased by 79.1%, from Ps. 113.4 million during the fiscal year ended June 30, 2004 to Ps 203.1 million during the fiscal year ended June 30, 2005.

Gain from valuation of inventories at fair market value

This line was generated during the current year and arises as a result of valuing at fair market value those inventories on which we have received advances that fix prices, and the contract terms and conditions of the transactions that we have signed assure the effective conclusion of the sale and the gain. Such a valuation criteria was principally applied to the “Cruceros” and “Dock III” undertakings in a total amount of Ps. 17.3 million.

Selling Expenses

Selling expenses increased by 72.3%, from Ps. 22.0 million during the fiscal year ended June 30, 2004 to Ps. 37.9 million during the fiscal year ended June 30, 2005, primarily due to the net effect of (i) a decrease in sales and developments selling expenses and (ii) an increase in Offices and others, Shopping Centers and Hotels selling expenses. Selling expenses as a percentage of revenues increased from 8.4% during the fiscal year ended June 30, 2004, to 10.2% during the fiscal year ended June 30, 2005.

Development and Sale of Properties. Selling expenses from Development and Sale of Properties decreased by 35.2%, from Ps. 4.0 million during the fiscal year ended June 30, 2004 to Ps. 2.6 million during the fiscal year ended June 30, 2005, as a consequence of the decrease in sales operations during this fiscal year and due to the fact that the principal sale transaction of the current period, Dock III, had no direct commercial expenses or significant commissions. Main components of selling expenses of Development and Sale of Properties are commissions and expenses from sales, sealing and gross sales tax.

Offices and other non shopping center rental properties. Selling expenses relating to Offices and other non shopping center rental properties increased from Ps. 0.05 million during the fiscal year ended June 30, 2004 to Ps. 0.9 million during the fiscal year ended June 30, 2005. The increase of marketing expenses is principally related to the increase in revenues in such segment.

Shopping Centers. Selling expenses relating to Shopping centers increased by 150.4% from Ps. 9.8 million during the fiscal year ended June 30, 2004 to Ps. 24.6 million during the fiscal year ended June 30, 2005. The increase was mainly due to the following: (i) selling expenses from leases and services increased by 109.4%, from Ps. 5.2 million for the fiscal year ended June 30, 2004 to Ps. 10.9 million for the fiscal year ended June 30, 2005, mainly due to an increase of Ps. 3.4 million in provision for bad debts, an increase of Ps. 1.4 million in turnover taxes in line with our higher revenues, the inclusion of expenses of Mendoza Plaza Shopping for 1.3 million due to its consolidation, and stamp taxes due to the opening of Alto Rosario of Ps. 0.4 million; and (ii) marketing expenses of Credit Cards increased from Ps. 4.5 million during year 2004 to Ps. 13.5 million during fiscal year 2005 due to an increase of Ps. 6.3 million in advertising expenses, a higher charge of Ps. 2.1 million in turnover taxes as a result of our higher revenues, and an increase in bad debts of Ps. 0.5 million in line with the growth of our credit portfolio.

Hotels. Selling expenses relating to Hotel’s operations increased by 20.1% from Ps. 8.2 million during fiscal year 2004 to Ps. 9.8 million during fiscal year 2005, manly due to an increase in the gross sales tax, salary and social security and the tourism agencies commissions due to an increase in revenues in the segment in line with higher activities.

Administrative Expenses

Administrative expenses increased by 38.8%, from Ps. 50.2 million during fiscal year 2004 to Ps. 69.7 million during fiscal year 2005, due to an increase in administrative expenses relating to all business units. The main components of administrative expenses are salaries and social security, fees and compensation for services, and depreciation and amortization.

Development and Sale of Properties. Administrative expenses of Development and Sale of Properties increased by 42.2%, from Ps. 6.7 million during the fiscal year ended June 30, 2004 to Ps. 9.5 million for the fiscal year ended June 30, 2005, primarily due to (i) a Ps. 1.1 million increase in salary and social security; (ii) a Ps. 0.6 million increase in Directors fees; and (iii) the change in percentages of pro-rata allocation of the administration expenses between both fiscal years among this segment, and Offices and other non-shopping center leased properties segment. Administrative expenses of Development and Sale of Properties as a percentage of revenues from this segment increased from 22.1% during the fiscal year ended June 30, 2004 to 29.5% during the fiscal year ended June 30, 2005.

Offices and other non-shopping center leased properties. Administrative expenses of Offices and other non-shopping center leased properties increased by 113.0%, from Ps. 4.3 million during the fiscal year ended June 30, 2004 to Ps. 9.2 million during the fiscal year ended June 30, 2005. The increase is mainly due to the change in percentages of pro-rata allocation of the administration expenses between both fiscal years among this segment and the Development and Sale of Properties segment and, in a lesser degree, a Ps. 0.8 million increase in salaries and social security charges and a Ps. 0.4 million increase in Directors fees.

Shopping Centers. Administrative expenses of Shopping centers increased by 33.7%, from Ps. 23.6 million during the fiscal year ended June 30, 2004 to Ps. 31.6 million during the fiscal year ended June 30, 2005, primarily as a result of (i) the increase in administrative expenses from leases and services as a result of: the consolidation of Mendoza Plaza Shopping’s administrative expenses of Ps. 1.3 million, an increase of the board of directors´ fees of Ps. 1.5 million, an increase of the amount of salaries, bonuses and social security charges of Ps. 1.4 million and an increase of tax charges, duties and contributions of Ps. 1.1 million, mainly due to an increase of the financial transactions tax; (ii) the increase in administrative expenses from credit card operations of Ps. 6.7 million mainly due to: increases in the amount of salaries, bonuses and social security charges as a consequence of an increase in the Company’s payroll, in fees and third parties services related to new issues of our securitization programs and in tax charges, duties and contributions and rent expenses due to the opening of new branches and (iii) the decrease of Ps. 4.0 million in other administrative expenses allocated to Shopping Centers segment due to the change in percentages of pro-rata between both fiscal years.

Hotels. Administrative expenses of Hotels increased by 24.5%, from Ps. 15.6 million for the fiscal year ended June 30, 2004 to Ps. 19.4 million during the fiscal year ended June 30, 2005, mainly due to (i) a Ps. 2.6 million increase from Hotel Llao Llao as a consequence of the increase in taxes, services and salaries, which was mainly due to the higher payroll and higher salaries attributable to the increase in the hotel activity. The increase in taxes and rates is mainly due to the higher municipal tax and the financial transaction tax; (ii) a Ps. 0.9 million increase from Sheraton Libertador hotels, as a consequence of the increase in fees and compensation for services; and (iii) a Ps. 1.0 million increase from Hotel Intercontinental. Administrative expenses of Hotels as a percentage of revenues from hotel operations increased from 21.9% during the fiscal year ended June 30, 2004 to 22.3% during the fiscal year ended June 30, 2005.

Gain in Credit Card Trust

This result stems from the retained interests held by Alto Palermo in the Tarjeta Shopping Credit Card Trusts. The results of Credit Card trusts increased from Ps. 0.3 million during fiscal year 2004 to Ps. 0.4 million during fiscal year 2005.

Gain from Operations and Holdings of Real Estate Assets, net

The results from operations and holdings of real estate assets, net, decreased from one year to another by Ps. 35.2 million, from a gain of Ps. 63.1 million for the fiscal year ended June 30, 2004 to a gain of Ps. 27.9 million for the fiscal year ended June 30, 2005. The lower income generated during the present year in comparison with the previous year is due to a lower amount of recovery of the allowance for the impairment of real estate assets.

Operating Income

As a result of the foregoing, our operating income increased by 35.1% from a profit of Ps. 104.6 million during the fiscal year ended June 30, 2004 to a profit of Ps. 141.2 million during fiscal year 2005.

Development and Sale of Properties. Operating income from Development and Sales of properties increased from Ps. 0.7 million during the fiscal year ended June 30, 2004 to Ps. 21.1 million for the fiscal year ended June 30, 2005.

Offices and other non-shopping center rental properties. Operating income from Offices and other non-shopping center leased properties decreased from Ps. 30.2 million during the fiscal year ended June 30, 2004 to Ps. 13.8 million for fiscal year 2005.

Shopping Centers. Operating income from Shopping Centers increased from Ps. 63.4 million during fiscal year 2004 to Ps. 95.2 million during fiscal year 2005.

Hotels. Operating income from hotels increased by 9.1% from Ps. 10.2 million during fiscal year 2004 to Ps. 11.1 million during fiscal year 2005.

Financial operations and Others. Operating income from Financial Operations and Others segment decreased by Ps. 0.1 million from a gain of Ps. 0.06 million for the year ended June 30, 2004 to a loss of Ps. 0.04 million for the fiscal year ended June 30, 2005.

Amortization of goodwill

The loss reported under this heading mainly includes (i) the amortization of goodwill stemming from the acquisition of APSA’s subsidiaries: Shopping Alto Palermo S.A. (SAPSA), Fibesa S.A. and Tarshop S.A.; and (ii) the amortization of the negative goodwill from the purchase of stock in APSA. Amortization of goodwill decreased by 42.7% from Ps. 2.9 million during fiscal year 2004 to Ps. 1.7 million during fiscal year 2005, largely due to positive amortization related to an increase in negative goodwill during the current year.

Financial results, net

Financial results, net showed a variation of Ps. 23.8 million, from a gain of Ps. 11.6 million during the fiscal year ended June 30, 2004 to a loss of Ps. 12.2 million during the fiscal year ended June 30, 2005. The main reasons for this variation were: (i) the exchange difference gain with regard to the previous year amounting to Ps. 17.0 million, owing to the appreciation of the Peso to the U.S. Dollar from 2.958 in 2004 to 2.887 in 2005; (ii) a gain of Ps. 48.7 million generated in the previous year from Banco Hipotecario shares, that, as a result of a change in valuation criteria, were recorded using the equity method of accounting, disclosed under “Equity gain (loss) from related parties” in the Income Statement, (iii) the lower discounts obtained this year amounting to Ps. 5.0 million; and (iv) the Ps. 13.2 million decrease of financial costs due mainly to the decrease in financial debt as a consequence of conversions of our convertible notes made by holders and the settlement of APSA Notes and Senior Notes.

Equity gain (loss) from related companies

Gain from related companies increased by Ps. 40.2 million from Ps. 26.7 million during the fiscal year ended June 30, 2004 to Ps. 66.9 million during the fiscal year ended June 30, 2005. This increase is mainly due to: (i) a higher gain of Ps. 29.0 million recorded in the current year compared to previous year related to our investment in Banco Hipotecario, and (ii) a gain of Ps. 12.2 million during the fiscal year 2005 corresponding to the hotels segment.

Other expenses, net

Other expenses, net increased by Ps. 1.0 million, from a loss of Ps. 13.6 million during the fiscal year ended June 30, 2004 to a loss of Ps. 14.6 million during the fiscal year ended June 30, 2005, primarily due to the net effect of (i) an increase of Ps. 2.9 million in the tax on personal assets of shareholders; (ii) an increase in donations for Ps. 1.5 million; and (iii) a decrease of Ps. 3.3 million in the charge for contingencies due to lower exposures from lawsuits.

Income before Taxes and Minority Interest

As a result of the foregoing, income before taxes and minority interest increased by 42.1%, from Ps. 126.4 million during the fiscal year ended June 30, 2004, to Ps. 179.6 million during fiscal year 2005.

Minority Interest

Minority interest increased by 80.3% from a loss of Ps. 12.8 million during fiscal year 2004 to a loss of Ps. 23.2 million during fiscal year 2005, mainly due to (i) the increase in the results of the Shopping Center segment which increased the results of the minority shareholders, net of the increase in the Company’s ownership interest in APSA; and (ii) the increase in the results of our subsidiary Palermo

Invest which increased the results of the minority shareholders from Ps. 0.8 million during fiscal year 2004 to Ps. 2.1 million during fiscal year 2005.

Income Tax and Asset tax

Income tax and asset tax increased by Ps. 27.5 million, from Ps. 25.7 million during the fiscal year ended June 30, 2004, to Ps. 53.2 million during the fiscal year ended June 30, 2005. The effective tax rates for fiscal years 2005 and 2004 were 30% and 20%, respectively. These effective rates differ from the statutory tax rate mainly due to non-deductible amortization and depreciation charges originated by inflation accounting and the inventories’ costs considering that it have been adjusted by inflation in accordance with accounting principles. We record income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes as prescribed by Argentine GAAP.

Net income

As a result of the foregoing, net income increased by 17.5% from a gain of Ps. 87.9 million during the fiscal year ended June 30, 2004 to a gain of Ps. 103.2 million during the fiscal year ended June 30, 2005.

Results of Operations for the fiscal years ended June 30, 2004 and 2003.

Revenues

Revenues increased by 10.3%, from Ps. 236.5 million for the fiscal year ended June 30, 2003, to Ps. 260.8 million for the fiscal year ended June 30, 2004. This increase reflects a rise in revenues from the Shopping Center and Hotels segments, partially offset by a decrease in revenues from the Development and Sale of Properties and Offices and Other Non-shopping Center Leased Properties segments as discussed in detail below.

Development and Sale of Properties. Revenues from Development and Sale of Properties decreased by 35.0%, from Ps. 46.6 million for the fiscal year ended June 30, 2003, to Ps. 30.3 million for the fiscal year ended June 30, 2004. This decrease was attributable to (i) a Ps. 9.7 million reduction in sales of housing units principally in Alto Palermo Park as a result of the sale of this property during 2003; (ii) a Ps. 6.8 million decrease in sales of residential communities mainly Abril, which fell by 50%; and (iii) a Ps. 11.7 million decrease in sales of other properties due to the sale of Hotel Piscis for Ps. 9.9 million during 2003. Such decreases were partially offset by the sale of Benavídez in 2004 for Ps. 11.8 million.

Offices and other Non-shopping center leased properties. Revenues from Offices and other Non-shopping center leased properties decreased by 14.8%, from Ps. 17.8 million during the fiscal year ended June 30, 2003, to Ps. 15.1 million during the fiscal year ended June 30, 2004. This decrease is mainly due to a decrease in revenues from leases primarily as a result of a decrease in the average rates and in the average occupancy level, from Ps. 16.2 million in the fiscal year ended June 30, 2003 to Ps. 13.8 million in the fiscal year ended June 30, 2004. This decrease in revenues from leases was attributed to (i) the decrease in monthly rental income during fiscal year 2004, especially in Intecontinental Plaza Tower (Ps. 1.5 million decrease) and Laminar Plaza (Ps. 0.6 million decrease), and (ii) the sale of three floors and several parking spaces in Madero 1020, which generated a reduction in leases of Ps. 0.8 million. This decrease was partially offset by a Ps. 0.4 million increase in revenue from Edificios Costeros, where the average occupancy level rose from 63% to 98%.

Shopping Centers. Revenues from Shopping Centers increased by 25.8%, from Ps. 113.8 million during the fiscal year ended June 30, 2003, to Ps. 143.2 million during the fiscal year ended June 30, 2004. The increase was attributed principally to a 26.5% increase in income from leases and services, from Ps. 88.8 million to Ps. 113.2 million, and an increase of 20.5% from Tarjeta Shopping’s revenues, from Ps. 24.9 million to Ps. 30.0 million. The percentage of occupancy ratios of our Shopping Centers increased from 96% in fiscal year 2003 to 99% in fiscal year 2004.

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

Financial operations and others. Revenues from Financial operations and others increased by 37.4% from Ps. 0.6 during the fiscal year ended June 30, 2003, to Ps. 0.9 million for the fiscal year ended June 30, 2004. Revenues included in this line represent fees for services with no specific allocation to any of the previous segments.

Costs

Total costs decreased by 4.7%, from Ps. 154.7 million during the fiscal year ended June 30, 2003 to Ps. 147.4 million for the fiscal year ended June 30, 2004. This reduction is the net result of (i) an increase in costs in the Shopping Centers and Hotels’ segments and (ii) a decrease in costs in the Development and Sale of Properties and Offices and Other Non-shopping Rental Properties segments.

Development and Sale of Properties. Costs related to Development and Sale of Properties decreased by 44.4%, from Ps. 46.5 million in the fiscal year ended June 30, 2003 to Ps. 25.9 million for the fiscal year ended June 30, 2004 mainly as a result of a decrease in total costs per square meter sold due to lower sales and to a lesser degree, as a result of a decrease in maintenance expenses of the available for sale properties due to a small portfolio. Costs relating to Development and Sale of Properties as a percentage of revenues from the segment decreased from 99.7% during the fiscal year ended June 30, 2003 to 86.2% during the fiscal year ended June 30, 2004.

Offices and other Non-shopping center leased properties. Costs of Offices and other Non-shopping center leased properties decreased by 9%, from Ps 9.1 million during the fiscal year ended June 30, 2003 to Ps. 8.3 million during the fiscal year ended June 30, 2004 due to a decrease in maintenance expenses of the available for rent properties. The main component of cost of Offices and Other is represented by the depreciation of leased properties, which remained stable.

Shopping Centers. Costs related to Shopping Centers increased by 8.0%, from Ps. 67.1 million in the fiscal year ended June 30, 2003 to Ps. 72.4 million in the fiscal year ended June 30, 2004. This increase was due to: (i) a 2.5% increase in leases and services costs resulting mainly from higher costs derived from car-parking of Ps. 0.9 million, increases in the number of personnel and an increase in security and cleaning costs, and to a lesser extent, because of (a) an increased depreciation charge of Ps. 0.6 million, (b) an increase in maintenance and repair costs of Ps. 0.2 million, that enable us to make changes to the areas to be leased, and (c) an increase in condominium expenses not recovered of Ps. 0.1 million because of the decision not to pass on the total amount of the increase in shared expenses to our tenants; and (ii) a 43.6% increase in costs from the credit card operation, due to the expansion that took place during the year, which included increasing personnel in the customer and store service departments and adapting the telephone assistance centers to new customer volumes.

Hotels. Costs from hotel operations increased by 27.7%, from Ps. 31.4 million during the fiscal year ended June 30, 2003 to Ps. 40.0 million during the fiscal year ended June 30, 2004, primarily due to an increase of Ps. 2.8 million in salaries due to an increase in the staff of the hotels; (ii) an increase of Ps. 2.8 million in maintenance expenses and (iii) an increase of Ps. 1.5 million in direct costs such as food and beverages. Costs of hotels are primarily composed of depreciation, food and beverages, salaries and social security contributions. Costs relating to hotel operations as a percentage of revenues from the segment increased from 54.3% during the fiscal year ended June 30, 2003 to 56.2% during the fiscal year ended June 30, 2004.

Financial operations and Others. Costs from Financial operations and others segment increased by 36.2% from Ps. 0.6 for the fiscal year ended June 30, 2003 to Ps. 0.8 million for the fiscal year ended June 30, 2004. Costs included in this line represent expenses incurred in the rendering of services that generate revenues.

Gross Profit

As a result of the foregoing, gross profit increased by 38.6%, from Ps. 81.8 million during the fiscal year ended June 30, 2003 to Ps 113.4 million during the fiscal year ended June 30, 2004.

Selling Expenses

Selling expenses decreased by 23.0%, from Ps. 28.6 million during the fiscal year ended June 30, 2003 to Ps. 22.0 million during the fiscal year ended June 30, 2004, primarily due to the net effect of (i) a decrease in selling expenses in Development and Sale of Properties and Offices and other Non-shopping center leased properties of Ps. 0.1 million and (ii) a decrease in selling expenses of Shopping Centers and Hotels of Ps. 6.5 million. Selling expenses as a percentage of revenues decreased from 12.1% during the fiscal year ended June 30, 2003, to 8.4% during the fiscal year ended June 30, 2004.

Development and Sale of Properties. Selling expenses from Development and Sale of Properties decreased by 1.6%, from Ps. 4.0 million during the fiscal year ended June 30, 2003 to Ps. 4.0 million during the fiscal year ended June 30, 2004, due to the decrease in sales during this fiscal year, which generated less direct selling expenses. The main components of selling expenses of Development and Sale of Properties are commissions and expenses from sales, advertising and gross sales tax.

Offices and other Non-shopping center leased properties. Selling expenses relating to Offices and other Non-shopping center leased properties decreased by 32.5%, from Ps. 0.1 million during the fiscal year ended June 30, 2003 to Ps. 0.05 million during the fiscal year ended June 30, 2004.

Shopping Centers. Selling expenses relating to Shopping Centers decreased by 44.1%, from Ps. 17.6 million during the fiscal year ended June 30, 2003 to Ps. 9.8 million during the fiscal year ended June 30, 2004. This decrease was mainly due to a 73.2% decrease in the allowance for doubtful accounts, from Ps. 5.6 million during fiscal year 2003 to 1.5 million during fiscal year 2004, as a consequence of the improvement during the year in the collection activities carried out by our shopping centers which was partly offset by (i) a 36% increase in gross sales tax, from Ps. 4.4 million during the fiscal year ended June 30, 2003 to Ps. 6.0 million during 2004, due to a similar increase in our revenues, (ii) a 106.8% increase in advertising expenses, from Ps. 1.3 million in fiscal year 2003 to Ps. 2.6 million in fiscal year 2004, and (iii) an 80 % increase in the cost of personnel, from Ps. 1.2 million during fiscal year 2003 to Ps. 2.2 million during fiscal year 2004.

Hotels. Selling expenses relating to Hotel operations increased by 18.8%, from Ps. 6.9 million during fiscal year 2003 to Ps. 8.2 million during fiscal year 2004, mainly due to an increase in advertising expenses and an increase in the gross sales tax as a consequence of an increase in revenues.

Administrative Expenses

Administrative expenses increased by 11.2%, from Ps. 45.2 million during the fiscal year 2003 to Ps. 50.2 million during the fiscal year 2004, due to an increase in administrative expenses relating to all our business units due to (i) an increase of Ps. 2.8 million in salaries and (ii) an increase of Ps. 1.5 million in fees and payments for services, except for Offices and other Non-shopping center leased properties which showed a slight decrease. The main components of administrative expenses are salaries, social security, fees, compensation for services, depreciation and amortization.

Development and Sale of Properties. The administrative expenses from Development and Sale of Properties increased by 9.5%, from Ps. 6.1 million during the fiscal year ended June 30, 2003 to Ps. 6.7 million for the fiscal year ended June 30, 2004. This variation was primarily due to (i) a Ps. 1.0 million increase in salary, social security, and depreciation, and (ii) a Ps. 0.4. million decrease in Directors’ fees. Administrative expenses of Development and Sale of Properties as a percentage of revenues from this segment increased from 12.9% during the fiscal year ended June 30, 2003 to 21.5% during the fiscal year ended June 30, 2004.

Offices and other Non-shopping center leased properties. Administrative expenses from Offices and other Non-shopping center leased properties decreased by 1.8%, from Ps. 4.4 million during the fiscal year ended June 30, 2003 to Ps. 4.3 million during the fiscal year ended June 30, 2004. This decrease of Ps. 0.1 million was due to (i) Ps. 1.1 million increase in salary; (ii) a Ps. 0.5 million decrease in Directors’ fees and (iii) a Ps. 0.5 million decrease in fees allocated to this segment.

Shopping Centers. Administrative expenses of Shopping Centers increased by 10.5%, from Ps. 21.4 million during the fiscal year ended June 30, 2003 to Ps. 23.6 million during the fiscal year ended June 30, 2004, primarily due to increases in salary, bonuses, social security contributions, fees and payments for services and taxes.

Hotels. Administrative expenses of Hotels increased by 17.2%, from Ps. 13.3 million for the fiscal year ended June 30, 2003 to Ps. 15.6 million during the fiscal year ended June 30, 2004, primarily due to the Ps. 1.2 million increase attributable to Hotel Llao Llao as a result of the increase in taxes, services and salaries, and the Ps. 0.9 million increase attributable to Sheraton Libertador, as a result of the increase in fees and services. Administrative expenses of Hotels as a percentage of revenues from hotel operations decreased from 23.1% during the fiscal year ended June 30, 2003 to 21.9% during the fiscal year ended June 30, 2004.

Gain on Purchasers’ Rescissions of Sales Contracts

This line showed a 100% decrease from Ps. 0.009 million during fiscal year 2003 to zero during fiscal year 2004. The 2003 gain relates to the rescission of Torres de Abasto sales contracts.

Gain (Loss) in Credit Card Trust

The results of our participation in the Credit Card Trusts increased, from a loss of Ps. 4.1 million during fiscal year 2003 to a gain of Ps. 0.3 million during fiscal year 2004.

Gain from Operations and Holdings of Real Estate Assets, net

Gain from Operations and Holdings of Real Estate Assets, net, increased by Ps. 41.6 million, from Ps. 21.5 million for the fiscal year ended June 30, 2003 to Ps. 63.1 million for the fiscal year ended June 30, 2004. The increase was mainly due to the net impact of (i) the Ps. 64.3 million gain attributed to the net recovery of the allowance for the impairment of real estate during fiscal year 2004 in comparison to the Ps. 11.4 million gain recorded in fiscal year 2003 and (ii) the non-recurring gain on the sale of stock in Valle de Las Leñas of Ps. 10.0 million

Operating Income

As a result of the foregoing, Operating Income increased from Ps. 25.5 million during the fiscal year ended June 30, 2003 to Ps. 104.6 million during fiscal year 2004.

Development and Sale of Properties. Operating results from Development and Sale of Properties decreased by 72.9%, from a profit of Ps. 2.9 million during the fiscal year ended June 30, 2003 to a profit of Ps. 0.7 million for the fiscal year ended June 30, 2004.

Offices and other Non-shopping center leased properties. Operating results from Offices and other Non-shopping center leased properties increased from a profit of Ps. 2.3 million during the fiscal year ended June 30, 2003 to a profit of Ps. 30.2 million for fiscal year 2004.

Shopping Centers. Operating results from Shopping Centers increased from a profit of Ps. 14.2 million during fiscal year 2003 to a profit of Ps. 63.4 million during fiscal year 2004.

Hotels. Operating results from Hotels increased 64.2%, from a profit of Ps. 6.1 million during fiscal year 2003 to a profit of Ps. 10.2 million during fiscal year 2004.

Financial operations and Others. Operating income from Financial operations and Others segment increased from a gain of Ps. 0.04 million for the year ended June 30, 2003 to a gain of Ps. 0.06 million for the fiscal year ended June 30, 2004.

Amortization of Goodwill

The loss reported under this heading mainly includes (i) the amortization of goodwill stemming from the acquisition of APSA subsidiaries: SAPSA, Fibesa and Tarshop S.A., and (ii) the amortization of the negative goodwill from the purchase of stock in APSA during the current fiscal year. The amortization of goodwill decreased by 56.2%, from a loss of Ps. 6.6 million during fiscal year 2003 to a loss of Ps. 2.9 million during fiscal year 2004 due to the positive amortization of negative goodwill mentioned before.

Financial Results, net

Financial results, net decreased by Ps. 303.7 million, from a gain of Ps. 315.3 million during the fiscal year ended June 30, 2003 to a gain of Ps. 11.6 million during the fiscal year ended June 30, 2004. This variation was due to (i) a Ps. 201.7 million decrease in exchange differences with regard to the previous year, owing to the depreciation of the Peso against the U.S. Dollar from 2.80 in 2003 to 2.958 in 2004, (ii) the Ps. 39.1 million loss on the financing of assets compared to the previous year, mainly due to the drop in the results generated by APSA and as a result of exchange differences and derivatives as caused by the 5.6 % depreciation of the Peso with respect to the Dollar (in 2003 the value of the currency had a reverse behavior, appreciating by 26%). This depreciation negatively affected the value of the interest rate swap; (iii) the drop in the discounts obtained during fiscal year 2004, which amounted to Ps. 7.2 million, on the purchase of loans with HSBC abroad, compared with the previous year in which the discounts obtained had amounted to Ps. 36.9 million through the prepayment of the debt to GSEM for approximately Ps. 26.0 million and from the accounting measurement as of June 30, 2004 of the debt to HSBC as compared with the amount settled subsequent to the financial closing date, which generated a discount of Ps. 10.7 million according to Argentine GAAP; (iv) the Ps. 32.1 million gain obtained during fiscal year 2003 as a result of the adjustment made to our liabilities to fair market value at the established 8% annual market rate, changing the value of these debts which previously had a book value calculated at the rate in force at the time of refinancing; and (v) a Ps. 5.0 million decrease in financing expenses resulting from the repurchase of the loans with HSBC banks and the conversions made by holders of our convertible notes.

Equity (Loss) Gain from Related Companies

The net results derived from affiliated companies increased by Ps. 41.4 million, from a loss of Ps. 14.7 million during the fiscal year ended June 30, 2003 to a gain of Ps. 26.7 million during the fiscal year ended June 30, 2004. This increase was mainly due to (i) the gain of Ps. 30.1 million recorded in the fiscal year 2004 as a result of the change in the valuation criterion applied to Banco Hipotecario from net realization value to proportional equity value, and (ii) a lower loss of Ps. 11.0 million from our investments in Alto Palermo, Pérez Cuesta and E-Commerce Latina, which decreased from a Ps. 12.1 million loss during fiscal year 2003 to a Ps. 1.1 million loss during fiscal year 2004.

Other Expenses, net

Other Expenses, net increased Ps. 12.7 million, from a loss of Ps. 0.9 million during the fiscal year ended June 30, 2003 to a loss of Ps. 13.6 million during the fiscal year ended June 30, 2004, primarily due to the net fluctuation generated by (i) the non-recurrence of the Ps. 13.0 million gain recorded in 2003 from the repurchase of APSA Notes and Senior Notes in the open market; (ii) the loss related to tax on personal assets of shareholders recorded in 2004 of Ps. 4.1 million (this tax regime did not exist in 2003); (iii) a lower charge of donations of Ps. 3.2 million as compared to fiscal year 2003; (iv) a non-recurring loss of Ps. 2.1 million related to gross sales tax recorded in fiscal year 2004, and (v) a decrease in the charge for contingencies of Ps. 2.3 million as compared to fiscal year 2003.

Income before Minority Interest and Taxes

As a result of the foregoing, Income before Minority Interest and Taxes decreased from Ps. 318.6 million during the fiscal year ended June 30, 2003 to Ps. 126.4 million during fiscal year 2004.

Minority Interest

Minority Interest decreased by 64%, from a Ps. 35.7 million loss during fiscal year 2003 to a Ps. 12.8 million loss during fiscal year 2004, mainly due to (i) the reduction in our minority interest in Alto Palermo and the interests held by Alto Palermo in its subsidiaries, which decreased from a Ps. 35.2 million loss during the fiscal year ended June 30, 2003 to a Ps. 9.2 million loss during the year ended June 30, 2004 and (ii) the reduction in our minority interests in Palermo Invest, which decreased from a Ps. 3.7 million gain during fiscal year 2003 to a Ps. 0.8 million loss during fiscal year 2004.

Income Tax and Asset Tax

Income Tax and Asset Tax decreased by Ps. 29.2 million, from a Ps. 3.5 million benefit during the fiscal year ended June 30, 2003, to a Ps. 25.7 million expense during the fiscal year ended June 30, 2004. The Ps. 29.2 million change was mainly due to the net impact of (i) the difference in the income tax charge corresponding to IRSA which represented an expense of Ps. 52.6 million, from a Ps. 48.9 million benefit corresponding to fiscal year 2003 to a Ps. 3.7 million expense during fiscal year 2004 (ii) the Ps. 30.5 million variation in the income tax charge for Alto Palermo, from a Ps. 46.8 million expense during the fiscal year ended June 30, 2003 to a Ps. 16.2 million expense during the fiscal year ended June 30, 2004 and (iii) the Ps. 4.3 million (expense) variation in the income tax charge for Llao Llao Resort S.A. between both fiscal years. The effective tax rates for fiscal years 2004 and 2003 were 20% and 1%, respectively. These effective rates differ from the statutory tax rate mainly due to non-deductibe amortization and depreciation charges originated by inflation accounting and the inventories’ costs considering that it have been adjusted by inflation in accordance with accounting principles. We record income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes as prescribed by Argentine GAAP.

Net income for the year

As a result of the foregoing, net income for the year decreased from a profit of Ps. 286.4 million during the fiscal year ended June 30, 2003, to a profit of Ps. 87.9 million during the fiscal year ended June 30, 2004.

Banco Hipotecario S.A.’s Results of Operations

Overview

We do not consolidate the Consolidated Financial Statements of our subsidiary Banco Hipotecario. However, according to Rule 3-09 of Regulation S-X, IRSA is required to include the separate financial statements of Banco Hipotecario in this Form 20-F because Banco Hipotecario is a significant equity affiliate of IRSA. This Operating and Financial Review and Prospects should be read together with Banco Hipotecario’s Consolidated Financial Statements contained in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “expects”, “anticipates”, “intends”, “believes” and similar language. The actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this prospectus.

Banco Hipotecario maintains its financial book and records in Pesos and prepares its financial statements in conformity with Argentine Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”). A description of significant differences between Argentine Banking GAAP and Argentine GAAP are set forth in Note 6 to the Consolidated Financial Statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and regulations of the SEC. See Note 35 to the Consolidated Financial Statements of Banco Hipotecario for a description of the principal differences between Argentine Banking GAAP and US GAAP as they relate to Banco Hipotecario, and the reconciliation to US GAAP of net income (loss) and shareholder’s equity.

Since 2003, a remarkable improvement has been recorded by the Argentine economy, which put an end to the economic recession that had started in the second half of 1998, and worsened at the end of 2001 and the first half of 2002. Certain economic indicators have shown signs of recovery, though still at low levels. Also, interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowings.

In spite of the change in the economic trends mentioned above, the current situation is characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average.

Argentine Public Debt Restructuring Process

On March 18, 2005, the Republic of Argentina announced the final results of its offer to exchange certain of its outstanding debt securities with an aggregate eligible amount (representing principal and past-due interest as described in Argentina’s offering document) of approximately US$81.8 billion, consisting of a total of 11 series of Par Bonds, Quasi-par Bonds and Discount Bonds (collectively, the “New Bonds”) and five series of GDP-linked Securities. Pursuant to the terms of the offer, all currency conversions were made using currency exchange rates in effect on December 31, 2003.

Eligible creditors holding approximately 76% of the government’s securities participated in the offer, which expired on February 25, 2005. In the offer, US$62.3 billion equivalent aggregate principal amount of the government’s securities were tendered and accepted for exchange. Settlement of the offer was scheduled to begin on April 1, 2005 and was postponed to June 2, 2005. On that date Argentina issued US$35.3 billion equivalent aggregate principal amount of New Bonds.

Argentina’s exchange offer is expected to alleviate the economic crisis and should have an overall positive impact on the condition of the financial system.

Current Situation

Beginning in December 2001 through the first quarter of 2003, Argentina experienced a deep economic crisis that resulted from unprecedented political and economic disruptions. This crisis paralyzed Argentina’s economy and adversely affected Banco Hipotecario’s business.

During 2003 and 2004 the Argentine economy showed signs of recovery reflected in most leading economic indicators. Based on existing data, the Argentine economy appears to have regained part of the ground lost in 2002. Though positive, the effects of the economic crisis continue to affect the economy and by no means can there be any assurance that economic recovery will continue. The Argentine economy continues to suffer the consequences from the pending restructuring programs of private issuers (including public utilities) and the reestablishment of long-term rules and regulations for the financial system that are still pending.

During 2003 and 2004, GDP increased by 8.8% and 9% according to INDEC estimates. In US Dollar terms, GDP increased from US$69.8 billion in 2002 to US$87.2 billion in 2003. As of December 31, 2004, GDP amounted to US$93.3 billion according to INDEC estimates. The official unemployment rate decreased to 13.0% as of the first quarter of 2005, according to INDEC. As of June 30, 2004, approximately 40% of the population was below the poverty line as compared to 38.3% in 1999, according to INDEC.

Additionally, in 2003 and 2004, Argentina posted a fiscal surplus of approximately Ps.1,805.3 million and Ps.11,657.8 million, respectively. As of July 31, 2005, Argentina recorded a fiscal surplus of approximately Ps.7,500 million. After the settlement of its exchange offer, Argentina’s sovereign debt outstanding amounted to US$125.35 billion, representing 134.3% of the GDP (“Gross Domestic Product”) estimated for the year ending December 31, 2004.

During 2003 and 2004, inflation increased by 4.3% and 7.9% as measured by the wholesale price index, and 3.7% and 6.1% as measured by the CPI, compared to the levels posted in 2002 and 2003, respectively. As of June 30, 2005, inflation increased by 3.6% as measured by the wholesale price index, and by 6.1% as measured by the CPI. The preceding information is based on data published by the Ministry of Economy and the Argentine Central Bank.

Notwithstanding the gradual improvement of Argentine economy during 2003 and 2004, political and economic conditions in Argentina continue to change and remain subject to significant uncertainties.

Changes to the legal system which have severely affected Banco Hipotecario’s business

Banco Hipotecario’s financial condition and results of operations have been materially and adversely affected by the drastic political, economic and legal changes that took place in Argentina in 2002. Following is a summary of the principal changes that were implemented in the past three years.

•	Loans in foreign currency. Pursuant to Law 25,561, Decree 214/02 and subsequent regulations (i) certain foreign currency-denominated debts were converted into peso-denominated debts at a one-to-one exchange rate, (ii) certain foreign currency-denominated public sector debts were converted into peso-denominated debts at an exchange rate of Ps.1.40 per US$1.00 and (iii) foreign currency-denominated bank deposits were converted into peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00. Effective February 3, 2002, those measures contemplated the application of CER to the loans granted to the non-financial private sector and to the non-financial public sector plus a fixed interest rate, depending on the type of operation.

•

CER and CVS. Decree 762/02 amended the regulations mentioned in the preceding paragraph excluding from the application of CER those loans granted to individuals by financial institutions, as follows: (i) loans secured by mortgages on the only family dwelling of debtors, originally issued in US dollars up to Ps.250,000, (ii) consumer loans originally issued for up to Ps.12,000 or the equivalent in any other foreign currency, whether or not secured by a mortgage, and (iii) pledge consumer loans originally issued for up to Ps.30,000, or the equivalent in any other currency. Those loans were adjusted effective October 1, 2002 by applying the CVS, as published by the INDEC. Decree 762/02 was subsequently amended by law 25,796, which requires that the CER index that was applied to loans denominated in dollars or another currency other than pesos, be re-adjusted to take account of changes in the CVS as reported by the INDEC. Such re-adjustment could be made in the period from October 1, 2003 through March 31, 2004. From April 1, 2004, no further adjustments have been made in respect of any index.

•	Public-sector debt. Decree 1387/01 dated November 1, 2001, established the possibility of financial institutions to exchange public-sector debt instruments and loans under the Promissory Note/Bond program for new loans issued by the Government. Conversion was made at face value and at a one-to-one rate, in the same currency as that of the exchanged public-sector obligation.

Decree 471, dated March 8, 2002, established that the obligations of the national, provincial and municipal public sectors outstanding as of February 3, 2002, and denominated in US dollars or any other currency, that were incurred pursuant to contracts governed by Argentine law, were to be converted into pesos at an exchange rate of Ps.1.40 per US dollar, or its equivalent in other foreign currency, with their principal adjusted by the CER. The obligations of the national public sector converted into pesos accrued interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt.

On August 27, 2002, Decree 1579/02, mandated the Fiduciary Fund for Provincial Development to assume provincial debt instruments (government securities, bonds, treasury bills or loans) that were to be voluntarily converted into bonds (“BOGAR”) or loans (promissory notes) secured by federal tax collections.

Through Resolutions 539/02 and 611/02 dated October 25 and November 12, 2002, respectively, the Ministry of Economy established the unified calculation method applicable to debts encompassed by the conversion regime established by Decree 1579/02, and set a time limit for financial institutions having made offers to convert provincial public debt within the framework of Decree 1387/01 and complementary rules to declare their intention to withdraw those offers.

On November 19, 2002, the Ministry of Economy issued Resolution 624/02, establishing the provincial public debt eligible to be exchanged for secured bonds and loans issued by the Fiduciary Fund for Provincial Development.

•	Foreclosures. On February 14, 2002, Law 25,563 amending Law 25,589 was enacted providing for the suspension of certain bankruptcies and foreclosures (including foreclosures on mortgage loans) for a period of 180 days from the law’s effective date. Such period was extended for 180 days more by Law No. 25,589 and afterwards for 90 days more by Law No. 25,640 of September 2002, expiring on February, 2003. Moreover, on January 17, 2005, the province of Buenos Aires enacted law 13,302, suspending for 180 days foreclosures on real estate loans where the loan related to the debtor’s primary dwelling provided that the real estate current tax value does not exceed Ps.90,000. This law further provides that the suspension of foreclosures on a debtor’s primary dwelling will be extended by one year if the borrower was unemployed on the date of enactment of such law. Finally on November 2, 2005, the National Congress passed law 26,062 which suspends for 120 days the enforcement of all court decisions establishing the mortgage foreclosure on real state properties intended for sole family dwelling due to eligible loans complying with the requirements and maximum amount set forth by law 25,798.

•

Compensation granted by the Argentine government to financial institutions. Through Decree 905, the Government established the issuance of “National Government Compensating Bonds” or BODEN, to compensate financial institutions for the negative effects on their assets conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos. In September 2002 and October 2005, the Argentine Central Bank credited US$356.0 million and US$ 16.8 million, respectively in BODEN due 2012, completing the compensation process for conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency. From September 28, 2005 through December 13, 2005, the Argentine Central Bank credited US$652 million in BODEN due 2012 corresponding to the compensation to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos. The amount received represents approximately 77% of the total. Bank’s right for compensation for this concept. The remaining amount is expected to be subscribed by the Bank in the period ending June 30, 2006.

Treatment of assistance granted by the Central Bank

Effective April 1, 2003, the Argentine government issued Decree 739/03 which set forth the rescheduling of the balances owed by financial institutions under rediscounts and advances granted to them by the Argentine Central Bank that were effective as of the date of said Decree. This Decree allows financial institutions to restructure the repayment of the unpaid balances under such transactions, in no more than 70 installments. See “Argentina Banking System and Regulation Foreign Deposits and Foreign Exchange - Rescheduling of the financial institutions’ obligations under rediscount and advance transactions”. Subsequently, the executive power issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and twenty (120) installments, each of which shall be equivalent to a percentage not lower than 0.40% of the adjusted principal amount due to the Argentine Central Bank. On September 11, 2003, amended on February 4, 2004, Banco Hipotecario submitted to the Argentine Central Bank a schedule for the repayment of Banco Hipotecario’s debt for rediscounts received from the Argentine Central Bank, as prescribed by Section 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen Banco Hipotecario’s efficiency and profitability. Through Resolution No. 308 dated November 4, 2004, the Board of Directors of the Argentine Central Bank resolved that Banco Hipotecario should repay the assistance loan granted by the Argentine Central Bank as a portion of any foreign debt repurchase. In this regard, on November 11 and December 1, 2004, Banco Hipotecario prepaid the financial assistance loan granted by the Argentine Central Bank in the amounts of Ps.10.0 million and Ps.30.0 million, respectively, in order to settle in advance Banco Hipotecario’s repurchase of restructured foreign debt. On January 20 and February 25, 2005, Banco Hipotecario participated in the tender offers established by the Argentine Central Bank in accordance with the guidelines of Communications “A” 4268 and 4282, the amounts of Ps.63.8 million and Ps.16.9 million, respectively, having been accepted in settlement of the previously refinanced debt. Finally, on May 3, 2005, Banco Hipotecario repaid in advance all the assistance loans granted by the Argentine Central Bank. The total amount paid was Ps.233.5 million, including principal and accrued interest.

Restructuring of all of Banco Hipotecario’s financial liabilities

As a result of the recession in Argentina and the government measures described above, Banco Hipotecario experienced a severe liquidity crisis during 2002 and 2003. Due to the unavailability of financing from any source, on August 16, 2002, Banco Hipotecario suspended payment on all of Banco Hipotecario’s debt obligations and initiated the negotiation of a comprehensive debt restructuring plan comprising Banco Hipotecario’s obligations that as of December 31, 2003 totaled approximately Ps.2,849.2 million and on approximately Ps.889.5 million of loans due to foreign banks and other entities.

As of August 16, 2002, following Banco Hipotecario Board’s resolution to suspend payment on Banco Hipotecario’s debt obligations, Banco Hipotecario postponed servicing of its debt until a successful restructuring was completed. Banco Hipotecario reported the event to the Argentine Central Bank, the Comisión Nacional de Valores and the Buenos Aires Stock Exchange on August 16, 2002. On August 14, 2003, Banco Hipotecario launched an exchange offer for all series of its then outstanding notes and total bank debt.

On December 29, 2003, the date on which the exchange offer participation period expired, Banco Hipotecario accepted all validly tendered securities in compliance with the conditions for the exchange offers and the simultaneous restructuring of all of Banco Hipotecario’s outstanding debt with Banco Hipotecario’s bank creditors. On January 14, 2004, settlement of the offers took place.

The aggregate principal amount of outstanding bond debt that participated in the exchange offer was Ps.2,662.2 million, representing approximately 93% of the aggregate principal amount of Banco Hipotecario’s bond debt outstanding at that date. Of the principal amounts validly offered, approximately 77% (Ps.2,060.9 million) opted to receive long-term securities (bonds due 2013), approximately 7% (Ps.168.1 million) opted to receive cash, and approximately 16% (Ps.433.3 million) opted to receive medium-term guaranteed notes due 2010.

Of an aggregate principal amount of Ps.889.6 million of bank debt outstanding at December 29, 2003, 100% participated in the simultaneous restructuring. Of that amount, approximately 20% (Ps.187.4 million) opted to receive long-term loans, approximately 10% (Ps.98.4 million) opted to receive cash and approximately 70% (Ps.608.0 million) opted to receive medium-term guaranteed loans due 2010.

As of December 31, 2003, Banco Hipotecario recognized in Banco Hipotecario’s financial statements the effects of the restructuring as follows (i) a gain of Ps.232.0 million and Ps.254.4 million relating to the restructuring of Banco Hipotecario’s notes and bank debt, respectively, due to the reduction in principal amounts outstanding; (ii) a gain of Ps.209.3 million attributable to lower interest accrued in 2003 (recorded as an adjustment to financial expenses); (iii) a gain of Ps.88.0 million in interest savings accrued in 2002 (recorded as an adjustment to other profits line item in the statements of income); and (iv) the establishment of a reserve for Ps.59.3 million related to the issuance of stock appreciation rights, or “Stars”, that were made available as a feature of Banco Hipotecario’s medium-term guaranteed debt.

The medium-term guaranteed debt issued in the exchange offers is secured by a trust under Argentine law. In December 2003, Banco Hipotecario, as trustor, and ABN AMRO Bank N.V., as trustee, entered into a Trust Agreement, pursuant to which Banco Hipotecario transferred government securities (BODEN 2012) and secured loans to the Trust. The Trust maintains these assets for the benefit of the holders of the medium-term guaranteed debt. The Trust was established to secure principal and interest payments on the new notes. The Trust’s assets consist only of the securities and loans transferred by Banco Hipotecario and their respective proceeds.

After January 14, 2004, the exchange transaction settlement date, Banco Hipotecario continued to exchange old notes with holders who did not participate in the offers. As of June 30, 2005, the face value of the obligations exchanged amounted to US$7.0 million and Euro 8.5 million. At that date, Banco Hipotecario had an aggregate of US$45.5 million (equivalent principal amount) of old notes outstanding after giving effect to these post-settlement date exchanges.

In August 2004, Banco Hipotecario made the first amortization payment due on Banco Hipotecario’s medium-term guaranteed debt issued in the restructuring and subsequently has made all payments corresponding on such debt.

In November 2005, Banco Hipotecario repurchased the remaining stock of our medium term guaranteed bond issued in connection with the restructuring in January 2004. As a result of that repurchase, Banco Hipotecario triggered a mandatory redemption of the medium term guaranteed notes that had been issued to bondholders in the restructuring and which Banco Hipotecario were required to redeem per the terms of the supplemental indenture under which those notes were issued. Banco Hipotecario issued a notice of redemption in respect of these medium term guaranteed notes on December 7, 2005 and announced that the mandatory redemption was scheduled for January 13, 2006.

Summary of measures adopted by Banco Hipotecario

Following the financial crisis in Argentina, Banco Hipotecario implanted the following key measures designed to improve solvency, liquidity and return on capital:

•	Restructuring all Banco Hipotecario’s financial liabilities, amounting to approximately US$1,208.4 million, thus aligning principal and interest payments with Banco Hipotecario’s cash flow without having to rely on the stock or flow of deposits, thus becoming the first financial institution in Argentina to achieve this objective.

•	Reducing Banco Hipotecario’s debt by US$361.0 million, extending the average life or its outstanding debt, and reducing average interest rates, thus matching the term of lending and borrowing transactions, achieving proper financial intermediation margins and full hedging of foreign currency-denominated liabilities.

•	Achieving high liquidity levels, as reflected in the significant stock of liquid assets, stable cash flow from operations and low uses of funds projected for the medium term.

•	Positioning Banco Hipotecario as one of the private banks with highest net worth in Argentina, with high asset/equity ratios and high provisioning of non-performing loans, which implies a low exposure to credit risk from the private sector.

•	Reducing Banco Hipotecario’s equity exposure to the public sector risk by matching most of its assets exposed to public sector risk with borrowings from the Argentine Central Bank.

•	Attaining high profitability rates by controlling operating expenses and generating stable operating results.

•	Re-establishing access to the domestic Argentine capital markets, where since June 2004, Banco Hipotecario led the sale of four series of Cédulas Hipotecarias in aggregate principal amount of approximately Ps.227.2 million, issued under Banco Hipotecario’s “Cédulas Hipotecarias Argentinas” Global Program.

•	Develop new lines of credit outside of the mortgage sector.

•	Provide commercial banking and related services.

•	Expand Banco Hipotecario’s retail network and related services.

•	Develop new construction financing and mortgage-related products.

•	Develop Banco Hipotecario’s base of depositors and increase deposit taking.

On August 3, 2004, Banco Hipotecario serviced the first principal payment under Banco Hipotecario’s medium-term guaranteed notes due 2010 in an amount of US$21.0 million and Ps.5.5 million. In addition, on August 4, 2004 Banco Hipotecario released excess collateral under such debt in an aggregate amount of US$79.5 million of BODEN due 2012 and US$32.4 million of guaranteed loans. On September 2, 2004, Banco Hipotecario obtained short term financing granted by a foreign entity for US$20 million, being the first Argentine bank to obtain foreign financing since the crisis. In addition, on September 30, 2004, and January 28, 2005, Banco Hipotecario accessed new foreign financing in an aggregate principal amount of US$65 million and US$30 million respectively.

On August 3, 2005, Banco Hipotecario made the second principal payment in the amount of US$16.7 million and the fourth interest coupon payment in the amount of US$2.8 million in respect of Banco Hipotecario’s medium-term guaranteed debt. In addition, on August 4, 2005 Banco Hipotecario requested ABN Amro, as trustee, to release from the assets held in trust as collateral for the medium-term guaranteed debt, US$34 million of BODEN due 2012, US$1.2 million of guaranteed governments loans and US$24.2 million in cash. The excess of assets deposited in trust as collateral for such debt results from the repayment of principal, buyback and subsequent cancellation of a substantial portion of the referred debt and the interest payments made by the Argentine government on the BODEN due 2012 given as collateral for the medium-term guaranteed debt.

Factors Affecting Comparability of Financial Data

Banco Hipotecario’s consolidated results of operations for the twelve-months periods ended June 30, 2005, 2004 and 2003, and Banco Hipotecario’s financial condition at those dates reflect significant ongoing changes in the nature of Banco Hipotecario’s business, the composition of Banco Hipotecario’s loan and investment portfolios, changes in Banco Hipotecario’s sources of funding and in the regulatory environment. Subsequent to the economic crisis in Argentina the Bank have complemented his traditional mortgage lending with other types of banking services. As a result of these changes, Banco Hipotecario’s results of operations for the twelve months period ended June 30, 2005 and 2004 are not comparable in many important respects to the results for preceding periods and are not necessarily indicative of Banco Hipotecario’s future results.

As of January 1, 2002, Banco Hipotecario resumed the application of inflation adjustments pursuant to the Central Bank’s, the FACPCE’s and CNV’s Resolutions which established that financial statements for periods ended in 2002 would be restated for inflation from January 1, 2002 by applying the WPI as follows:

•	non-monetary items and income statement amounts are adjusted in terms of the then-current general purchasing power;

•	monetary items are not adjusted as such items are, by their nature, stated in terms of their current general purchasing power; and

•	monetary gains and losses are recognized in the income statement, reflecting the effect of holding monetary assets and liabilities in periods of inflation.

On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003 and on April 8, 2003 the Central Bank discontinued inflation accounting effective as of March 1, 2003. For comparison purposes, Banco Hipotecario’s financial statements as of and for the year ended December 31, 2002 have been restated in constant Argentine pesos as of February 28, 2003. The WPI increased approximately 0.74% from January 1, 2003 to February 28, 2003.

Principal Accounting Policies

Government and corporate securities

Government securities – Compensatory bonds

Argentine Central Bank accounting rules regarding investments in government securities allow banks to classify their portfolio of government securities into two balance sheet categories: trading and investing securities. Trading securities are marked to market daily with the resulting gain or loss reflected in the statements of income. Investing securities are carried at cost plus accretion of discount or amortization of premiums and accrued interest, as applicable.

The compensatory bonds Banco Hipotecario receives are classified as “Investing securities” at par value based on Argentine Central Bank accounting rules, notwithstanding that the estimated market value of such bonds is lower than such par value. As of June 30, 2005, the BODEN were trading in the secondary market at a price of approximately US$89 for every US$100 of nominal value. As market conditions change, adjustments to the estimated market value of the BODEN are not reflected in Banco Hipotecario’s financial position. Future sales or settlements of the BODEN will reflect the market conditions at the time and may result in a significant gain or loss that represents the difference between the settlement amount and the then carrying value.

Other accounts receivable with the government – Additional bonds

Banco Hipotecario’s right to receive BODEN that are issued in hedge transactions is classified as “Other receivables from financial transactions” and is being recognized at par value of the BODEN to be issued, notwithstanding that the estimated market value of the BODEN linked to such right is significantly below such carrying value. As of June 30, 2004 and June 30, 2005, the BODEN were trading in the secondary market at a price of approximately US$84.7 and US$88.7, respectively, for every US$100 of nominal value.

Reserve for loan losses

Banco Hipotecario’s reserve for loan losses is maintained in accordance with the regulations established by the Argentine Central Bank. Under such regulations, a minimum allowance for loan losses is calculated primarily based upon the past due status of Banco Hipotecario’s mortgage loan borrowers. Although Banco Hipotecario is required to follow the methodology and guidelines for determining Banco Hipotecario’s reserve for loan loss as set forth by the Argentine Central Bank, Banco Hipotecario is allowed to provide additional allowances for loan loss reserves. The determination of the allowance for loan losses requires significant use of estimates.

Banco Hipotecario classifies its loans based upon their past due status consistent with the requirements of the Argentine Central Bank. Minimum loss percentages required by the Argentine Central Bank are also applied to the totals in each loan classification. Balances of loans and reserves are charged-off and reflected on Banco Hipotecario’s balance sheets three months from the date on which the loans were fully covered by Banco Hipotecario’s loan loss reserves.

Bank premises, foreclosed assets and intangible assets

Argentine Central Bank’S rules required us to restate for inflation our bank premises, foreclosed assets and intangible assets, using the WPI index ( see note 1 to the Consolidated Financial Statements of BH SA). Future sales of such assets will reflect market values at the time and may differ from the carrying value at the balance sheet date.

Twelve month periods ended June 30, 2005 and 2004

General

The following table sets forth the principal components of Banco Hipotecario’s net income for the twelve-month periods ended June 30, 2005 and 2004.

	Period ended June 30,		% Change
	2005	2004	2005/2004
	(in millions of Pesos, except for percentages)
Financial income	681.5	1,177.8	(42.1)
Financial expenses	(388.9)	(208.5)	86.5

Net financial income	292.6	969.3	(69.8)
Provision for losses on loans	(16.7)	—	100.0
Net contribution from insurance (1)	37.0	39.0	(5.1)
Other income from services	43.7	24.7	76.5
Other expenses on services	(14.8)	(25.1)	(40.8)
Administrative expenses	(147.0)	(133.3)	10.3
Miscellaneous income, net (2)	(42.3)	3.2	NM
Minority interest	5.6	(7.8)	172.1
Income tax	(7.0)	(3.6)	95.6

Net income	151.0	866.6	(82.6)

(1)	Insurance premiums minus insurance claims paid.

(2)	Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the year ended June 30, 2005 of Ps. 151.0 million was Ps.715.6 million lower than the Ps.866.6 million recorded for the year ended June 30, 2004, principally due to:

•	higher financial income resulting from the suspension of the CVS index on pesified mortgage loans, lower income as a result of a cut off in the principal amount of bonds and debt with financial institutions in the period ended June 30, 2005 and lower income from mortgage backed securities and other investments;

•	higher financial expenses from Argentine Central Bank borrowings due to the greater impact of the CER index during the period, partially offset by lower average outstanding balances, and higher interest due on foreign currency-denominated financing due to the increase in interest rates;

•	the adverse effect of the appreciation of the Peso against the US dollar on Banco Hipotecario’s net foreign currency position in 2005; and

•	higher administrative expenses due to Banco Hipotecario’s increased level of business activities.

These factors were partially offset by:

•	higher income from derivative transactions aimed at reducing the effect of the appreciation in the price of Banco Hipotecario’s shares and currency swaps to hedge net financial income against the effect of changes in the CER on indexed liabilities;

higher income from services due to the new products offered by Banco Hipotecario; and

Financial Income

The following table sets forth the principal components of Banco Hipotecario’s financial income for the twelve-month periods ended June 30, 2005 and 2004.

	Periods ended June 30,		% Change
	2005	2004	2005/2004
	(in millions of Pesos, except for percentages)
Mortgage loans and other financial transactions	189.7	335.5	(43.4)
Income from restructuring of bonds	—	232.0	—
Income from restructuring of financial loans	—	254.4	—
Government guaranteed loans	92.1	54.9	67.9
Compensatory and other BODEN	59.9	29.2	105.3
Buyback of restructured debt	109.1	85.7	27.3
Hedges	76.4	—	—
Mortgage-backed securities	36.3	32.4	12.2
Other loans	22.1	34.4	(35.7)
Government and Private Securities	82.6	98.3	(16.0)
Cash and due from banks	1.0	0.7	35.8
Interbank Loans	1.2	0.3	100.0
Others	10.9	20.0	(46.5)

Total	681.5	1,177.8	(42.1)

Banco Hipotecario’s financial income decreased by 42.1% to Ps.681.5 million for the period ended June 30, 2005 as compared to Ps.1,177.8 million for the period ended June 30, 2004 primarily as a result of:

•	the positive effect of the CVS index on pesified mortgage loans recorded during the twelve months period ended on June 30, 2004 which did not occur in the twelve month period ended on June 30, 2005;

•	the effect of the restructuring of bonds and financial loans in the period ended June 30, 2004;

•	lower income from mortgage–backed securities as a result of lower income from investments in financial trusts; and

•	lower income from government and private securities as a result of lower market prices.

These factors were partially offset by:

•	higher income from compensatory and additional BODEN resulting from the increase in the Libor rate during the period ended on June 30, 2005;

•	higher income from guaranteed loans and other public sector loans due to the increase in the CER index;

•	higher income from the buyback of restructured financial indebtedness at market prices; and

•	higher income from derivative operations resulting from hedging transactions, including Banco Hipotecario’s total return swap.

Financial Expenses

The following table sets forth information regarding Banco Hipotecario’s financial expenses for the periods ended June 30, 2005 and 2004.

	Periods ended June 30,		% Change
	2005	2004	2005/2004
	(in millions of Pesos, except for percentages)
Bonds and similar obligations	109.8	(44.1)	NM
Borrowings from Argentine Central Bank	219.2	127.4	72.1
Borrowings from banks	28.8	27.3	5.3
Effects of changes in exchange rates	6.1	70.5	(91.3)
Time deposits	18.0	1.1	NM
Other(1)	2.5	16.3	(84.8)
Contributions and taxes on financial income	14.5	10.1	44.2

Total	388.9	208.5	86.5

(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the period ended June 30, 2005 increased 86.5% to Ps.388.9 million from Ps. 208.5 million for the period ended June 30, 2004 primarily as a result of:

•	the higher impact of the CER index accrued on Argentine Central Bank borrowings partially offset by lower average balances;

•	higher financial expenses from foreign currency-denominated liabilities due to new external financing and higher interest accrued on restructured debt, partially offset by lower average balances of restructured debt and the effect in the cut off in the interest rates of Banco Hipotecario’s external restructuring debt and

•	higher interest liabilities resulting from increased average balances on savings accounts and time deposits.

These effects were partially offset by the negative effect of the appreciation of the peso against the US dollar on Banco Hipotecario’s net foreign currency position.

Provision for Losses on Loans

The following table sets forth Banco Hipotecario’s provision for loan losses for the periods ended June 30, 2005 and 2004.

	Periods ended June 30,		% Change
	2005	2004	2005/2004
	(in millions of Pesos, except for percentages)
Provision for loan losses	16.7	—	NM
Charge-offs	72.8	177.8	(59.0)

Banco Hipotecario’s provision for loan losses for the period ended June 30, 2005 amounts to Ps. 16.7 million. During the period ended June 30, 2004, Banco Hipotecario did not record any provision for loan losses as a result of the increase in the asset quality.

Net Contribution from Insurance

The following table sets forth the principal components of Banco Hipotecario’s net contribution from insurance for the periods ended June 30, 2005 and 2004.

	Periods ended June 30		% Change
	2005	2004	2005/2004
	(in millions of Pesos, except for percentages)
Insurance premiums earned:
Life	12.9	14.5	(10.9)
Property damage	27.8	28.0	(0.9)
Unemployment	1.6	1.8	(8.7)
Other	2.5	2.0	22.9

Total premiums earned	44.8	46.3	(3.3)

Insurance claims paid:
Life	0.4	0.2	91.7
Property damage	6.9	6.6	4.1
Unemployment	0.2	0.2	(32.8)
Other	0.3	0.2	25.7

Total claims paid	7.7	7.3	5.9

Net contribution from insurance	37.0	39.0	(5.1)

Banco Hipotecario’s net contribution from insurance activities of Ps.37.0 million during the period ended June 30, 2005 decreased by 5.1% or Ps.39.0 million, compared to the period ended June 30, 2004. This decrease was primarily a consequence of lower premiums earned during the year as a result of prepayments and lack of mortgage loan originations, partially offset by new products launched and the improvements in the quality of Banco Hipotecario’s portfolio.

Other Income from Services

The following table includes the principal components of Banco Hipotecario’s other income from services for the periods ended June 30, 2005 and 2004.

	Periods ended June 30,		% Change
	2005	2004	2005/2004
	(in millions of Pesos, except for percentages)
Loan servicing fees from third parties	2.1	2.7	(23.9)
FONAVI commissions	3.0	2.9	4.3
Other Commissions	26.8	1.6	NM

Total commissions	31.9	7.3	NM
Recovery of loan expenses	9.1	16.1	(43.4)
Other	2.7	1.4	97.3

Total	43.7	24.7	76.5

Banco Hipotecario’s income from services increased to Ps.43.7 million for the period ended June 30, 2005 from Ps.24.7 million in the same period of 2004, as a result of higher commissions for technological services partially offset by lower recoveries of loans expenses as a result of lower balances on mortgages loans.

Other Expenses on Services

The following table includes the principal components of Banco Hipotecario’s other expenses on services for the periods ended June 30, 2005 and 2004:

	Periods ended June 30,		% Change
	2005	2004	2005/2004
	(in millions of Pesos, except for percentages)
Structuring and underwriting fees	5.0	14.1	(64.7)
Banking services	7.0	9.1	(23.0)
Commissions on third party originations	0.3	0.4	(29.4)
Collections	0.2	0.2	9.6
Others	0.9	0.2	NM

Total	13.3	24.0	(44.5)
Contributions and taxes on income from services	1.5	1.1	56.6

Total	14.8	25.1	(40.8)

Banco Hipotecario’s other expenses on services decreased 40.8% to Ps.14.8 million for the period ended June 30, 2005 from Ps.25.1 million in the period ended June 30, 2004, primarily due to lower commissions paid in connection with structuring and underwriting fees.

Administrative Expenses

The following table sets forth the principal components of Banco Hipotecario’s administrative expenses for the periods ended June 30, 2005 and 2004.

	Periods ended June 30,		% Change
	2005	2004	2005/2004
	(in millions of Pesos, except for percentages)
Salaries and social security contributions	73.1	72.6	0.7
Advertising expenses	7.2	2.7	169.3
Value added tax and other taxes	10.2	9.5	7.0
Directors and syndic’s fees	2.8	7.2	(60.3)
Fees for administrative services	13.2	6.1	115.4
Maintenance and repairs	36.3	31.2	14.6
Other	4.2	3.6	17.0

Total	147.0	133.3	10.3

Administrative expenses for the period ended June 30, 2005 increased 10.3% to Ps. 147.0 million from Ps. 133.3 million for the period ended June 30, 2004. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina, higher advertising expenses related to the launch of Banco Hipotecario’s new products and an increase in other fees related to the actions adopted by Banco Hipotecario in developing its retail banking business.

Miscellaneous Income

The following table sets forth Banco Hipotecario’s miscellaneous income for the periods ended June 30, 2005 and 2004.

	Periods ended June 30,		% Change
	2005	2004	2005/2004
	(in millions of Pesos as, except for percentages)
Penalty interest	9.6	11.5	(16.9)
Loan loss recoveries	59.2	53.3	11.1
Gain on restructuring debt	—	88.0	—
Recovery provisions of loan losses	—	30.0	—
Other	15.3	21.1	NM

Total	84.0	203.9	(31.3)

Banco Hipotecario’s miscellaneous income decreased 31.3% to Ps. 84.0 million for the period ended June 30, 2005 from Ps.203.9 million for the year ended June 30, 2004 primarily as a result of gain proceed from restructuring debt and recovery of provision for loan losses on Public Sector in 2004.

Miscellaneous Expenses

The following table sets forth the principal components of Banco Hipotecario’s miscellaneous expenses for the period ended June 30, 2005 and 2004:

	Periods ended June 30,		% Change
	2005	2004	2005/2004
	(in millions of Pesos, except for percentages)
Provision for lawsuit contingencies	1.3	37.8	(96.5)
Provision for miscellaneous receivables and others	4.6	4.5	1.4
Provision StAR granted creditors under guaranteed debt	15.0	59.3	(74.7)
Provision for administrative organization	92.2	61.8	49.0
Other	13.3	37.3	(64.3)

Total	126.4	200.7	(37.0)

Banco Hipotecario’s miscellaneous expenses decreased 37.0% to Ps.126.4 million for the periods ended June 30, 2005 from Ps.200.7 million for 2004 primarily as a result of:

•	higher provisions recorded in the period ended June 30, of 2004 related to lawsuit contingencies, and

•	charges recorded during the first half of 2005 in order to provision for the contingent effects related to the appreciation in the trading price of our Class D shares, which is designed to account for the higher value attributable to the stock appreciation rights issued with and attached to our Medium Term Guaranteed Debt due 2010 and Banco Hipotecario’s management compensation plan, which was approved by the Bank’s shareholders at their meeting dated May 31, 2004.

This effect was partially offset by higher provision for administrative organization , principally as a result of certain differences under discussion with Argentine Central Bank related to the asymmetric pesification compensation.

Twelve month periods ended June 30, 2004 and 2003

General

The following table sets forth the principal components of Banco Hipotecario’s net income for the period ended June 30, 2004 and 2003.

	Periods ended June 30,		% Change
	2004	2003	2004/2003
	(in millions of Pesos except for percentages)
Financial income	1,177.8	512.6	129.8
Financial expenses	(208.5)	(1,241.7)	(83.2)
Net financial income	969.3	(729.1)	233.0
Provision for losses on loans	—	(122.0)	(100.0)
Net contribution from insurance	39.0	36.9	5.7
Other income from services	24.7	37.7	(34.2)
Other expenses on services	(25.1)	(31.3)	(19.8)
Administrative expenses	(133.3)	(119.9)	11.2
Miscellaneous income (loss), net	3.2	(132.9)	(102.4)
Monetary adjustment	—	(218.0)	(100.0)
Minority interest	(7.8)	7.9	(198.7)
Income tax	(3.6)	—	100.0

Net income (loss)	866.6	(1,270.7)	(168.2)

Net Income (Loss)

Banco Hipotecario’s net income increased to Ps.866.6 million for the period ended June 30, 2004 from a net loss of Ps. (1,270.7) million for the period ended June 30, 2003. This increase was primarily as a result of:

•	a higher financial income as a result of the reduction in the principal amounts of bonds and financial debt with financial entities and the positive effect of the prepayment of financial debt, as a result of the CVS index application in the individual loan portfolio previously pesified,

•	lower financial expenses due to the lower interest rate offered to creditors in Banco Hipotecario’s debt restructuring process, and as a result of lower interest rates and CER on Argentine Central Bank loans and advances,

•	higher net miscellaneous income, as a result of lower interest rates offered to creditors corresponding to the period according to the effective date of restructuring debt, partially offset by higher miscellaneous expenses as a result of provisions related to taxes and expenses due to Banco Hipotecario’s debt restructuring process and the recording of the Stock Appreciation Right granted to creditors under the medium–term guaranteed debt,

•	no provision for losses on loans due to an improvement in Banco Hipotecario’s individuals loan portfolio and no significant additional impairment of the individual loan portfolio,

•	there were no monetary adjustments due to the suspension of the inflation adjustment application effective as of March 1, 2003, and

•	higher minority interest due to the improvement in the income from the activity of Banco Hipotecario’s consolidated subsidiaries.

Financial Income

The following table sets forth the principal components of Banco Hipotecario’s financial income, for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,		% Change
	2004	2003	2004/2003
	(in millions of Pesos except for percentages and basis points)
Financial Income:
Interest on loans and other receivables	226.4	262.1	(13.6)
Income from restructuring of bonds	232.0	—	100.0
Income from restructuring of financial loans	254.4	—	100.0
Income from Guaranteed loans	54.9	35.9	52.9
CVS index on pesified loans	121.3	11.8	927.9
CER index on pesified loans	40.0	156.8	(74.5)
Prepayment bonds and other financial loans restructured at discount	66.2	—	100.0
Government securities and other investment	130.7	—	100.0
Compensatory and hedge bonds	29.2	21.6	35.2
Others	22.6	24.4	(7.4)

Total	1,177.8	512.6	129.8

Banco Hipotecario’s financial income increased 129.8 % to Ps. 1,177.8 million for the period ended June 30, 2004 as compared to Ps. 512.6 million for the period ended June 30, 2003 primarily as a result of:

•	a reduction in the principal amount of bonds and financial debt with financial entities, as a result of Banco Hipotecario’s financial debt restructuring,

•	the positive effect of the prepayment of financial debt,

•	application of the CVS index on Banco Hipotecario’s mortgage loan portfolio to individuals previously pesified,

•	higher income from government securities and other investments due to the appreciation of certificates of participation in financial trust and the appreciation of marketable securities held by Banco Hipotecario,

•	higher income from guaranteed loans, as a result of higher average balance,

•	higher income from Compensatory Bonds and Hedge Bonds as a result of accrued interest,

These factors were partially offset by:

•	lower income from pesified loans due to a decrease in the CER index,

•	lower income from loan portfolio as a result of lower average balances, partially offset by an improvement of Banco Hipotecario’s asset quality.

Financial Expenses

The following table sets forth information regarding Banco Hipotecario’s financial expenses, for the periods ended June 30, 2004 and 2003.

	Period ended June 30,		% Change
	2004	2003	2004/2003
	(in millions of Pesos, except for percentages and basis points)
Financial Expenses:
Bonds and similar obligations	(44.1)	121.5	(136.3)
Borrowings from Argentine Central Bank	127.4	316.1	(59.7)
Borrowings from banks	27.3	509.0	(94.6)
Effects of changes in exchange rates	70.5	287.5	(75.5)
Other	17.3	4.1	321.9
Contributions and taxes on financial income	10.1	3.5	188.6

Total	208.5	1,241.7	(83.2)

Banco Hipotecario’s financial expenses for the period ended June 30, 2004 decreased 83.2% from Banco Hipotecario’s financial expenses for the period ended June 30, 2003 primarily as a result of:

•	the impact of a decrease in interest rates on bonds and interbank loans which were restructured, from an average annual interest rate of 10% to approximately 3% during the twelve month period ended June 30, 2004;

•	a decrease in interest rates and CER on Argentine Central Bank borrowings and borrowing from banks; and

•	lower effects of changes in exchange rates as a result of the stabilization of the Argentine Economy.

Provision for Losses on Loans

The following table sets forth Banco Hipotecario’s provision for loan losses for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,		% Change
	2004	2003	2004/2003
	(in millions of Pesos, except for percentages)
Provision for loan losses	—	122	(100.0)

Total	—	122	(100.0)
Charge-offs	177.8	155.7	14.2

During the period ended June 30, 2004 Banco Hipotecario did not record any provision for loan losses as a result of the increase in the asset quality. During the period ended June 30, 2003, Banco Hipotecario recorded a Ps. 122.0 million provision related to Banco Hipotecario’s post-1991 loans portfolio due to the increase in non-performing construction loans and related to Banco Hipotecario’s pre-1991 and post-1991 loans to individuals to reflect Banco Hipotecario’s policy adopted in 2002 to maintain loan loss reserves in an amount of approximately 70% of all non-performing loans to individuals.

Net Contribution from Insurance

The following table sets forth the principal components of Banco Hipotecario’s net contribution from insurance for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,		% Change
	2004	2003	2004/2003
	(in millions of Pesos except for percentages)
Insurance premiums earned:
Life	28.0	29.4	(4.8)
Property damage	14.5	13.9	4.3
Unemployment	1.8	1.9	(5.3)
Other	2.0	1.4	42.9

Total premiums earned	46.3	46.8	(1.0)
Insurance claims paid:
Life	6.6	8.0	(17.5)
Property damage	0.2	1.0	(80.0)
Unemployment	0.2	0.7	(57.1)
Other	0.2	—	100.0

Total claims paid	7.3	9.9	(26.3)

Net contribution from insurance	39.0	36.9	5.7

Banco Hipotecario’s net contribution from insurance increased by 5.7 % for the period ended June 30, 2004 compared to the period ended June 30, 2003 primarily due to a 26.3% decrease in insurance claims paid (life and property damage), partially offset by lower premiums earned due to lower average loan balances.

Other Income from Services

The following table includes the principal components of Banco Hipotecario’s other income from services for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,		% Change
	2004	2003	2004/2003
	(in millions of Pesos except for percentages)
Loan servicing fees from third parties	2.7	3.3	(18.2)
The investments of loans expenses paid by share parties	16.1	18.7	(13.9)
FONAVI commissions	2.9	2.9	—
Other	3.3	12.9	(74.4)

Total	24.7	37.7	(34.2)

Banco Hipotecario’s other income from services decreased 34.2 % for the period ended June 30, 2004 compared to the period ended June 30, 2003 primarily due to lower average loan balances.

Other Expenses on Services

The following table includes the main components of Banco Hipotecario’s other expenses on services for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,		% Change
	2004	2003	2004/2003
	(in millions of Pesos, except for percentages)
Structuring and underwriting fees	14.1	23.2	(39.1)
Commissions on third party originations	0.4	0.6	(33.3)
Collections	0.2	0.6	(8.3)
Banking services	9.1	6.1	110.0
Other	0.2	0.1	(30.4)

Total	24.0	30.6	(21.6)

Contributions and taxes on income from services	1.1	0.7	57.1

Total	25.1	31.3	(19.8)

Banco Hipotecario’s other expenses on services decreased 19.8% from Ps.31.3 million in the period ended June 30, 2003 to Ps.25.1 million for the period ended June 30, 2004, primarily due to lower commissions paid in connection with structuring and underwriting fees. This decrease in other expenses on services was partially offset by an increase in banking services as a result of higher expenses on services incurred by Banco Hipotecario in connection with its new financial products.

Administrative Expenses

The following table sets forth the principal components of Banco Hipotecario’s administrative expenses for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,		% Change
	2004	2003	2004/2003
	(in millions of Pesos, 2004, except for percentages)
Salaries and social security contributions	72.6	69.1	5.1
Fees and external administrative services	6.1	6.1	—
Directors and syndics fees	7.2	2.9	148.3
Maintenance and repair	31.6	30.9	2.6
Advertising expenses	2.7	0.5	40.0
Value added tax and other taxes	9.5	8.3	14.5
Other	3.6	2.1	66.7

Total	133.3	119.9	11.2

Banco Hipotecario’s administrative expenses increased 11.2 % from Ps.119.9 million for the period ended June 30, 2003 to Ps.133.3 million for the period ended June 30, 2004 primarily as a result of:

•	an increase in advertising expenses related to Banco Hipotecario’s efforts to develop its strategy of becoming a diversified financial institution,

•	higher fees and administrative services as a result of Banco Hipotecario’s financial debt restructuring advisory services,

•	an increase in taxes related to higher advertising expenses, and

•	an increase in salaries and social contributions due to higher salaries in Banco Hipotecario’s subsidiaries.

Miscellaneous Income

The following table sets forth Banco Hipotecario’s miscellaneous income for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,		% Change
	2004	2003	2004/2003
	(in millions of Pesos except for percentages)
Penalty interest	11.5	14.5	(20.7)
Loan loss recoveries	53.3	50.1	6.4
Gain on restructuring debt	88.0	—	100.0
Recovery provisions of loan losses	30.0	—	100.0
Other	21.1	6.0	251.6

Total	203.9	70.6	188.8

Banco Hipotecario’s miscellaneous income increased to Ps.203.9 million for the period ended June 30, 2004 from Ps. 70.6 million for the period ended June 30, 2003 primarily as a result of:

•	the reduction in interest rates corresponding to prior years as a result of the debt restructuring process,

•	higher income from subsidiaries included in Other Miscellaneous Income, and

•	recovery of provision for loan losses on Public Sector.

Miscellaneous Expenses

The following table sets forth the principal components of Banco Hipotecario’s miscellaneous expenses for the periods ended June 30, 2004 and 2003.

	Periods ended June 30,		% Change
	2004	2003	2004/2003
	(in millions of Pesos except for percentages)
Provision for lawsuit contingencies	37.8	36.0	(5.0)
Provision for other contingencies and miscellaneous receivables	4.5	7.5	(40.0)
Provision StAR granted creditors under guaranteed debt	59.3	—	100.0
Miscellaneous assets loss	9.7	—	100.0
Prepayment mortgage loans at discount	8.2	51.6	(84.1)
Provision for taxes	32.0	—	100.0
Provision for administrative organization	3.9	48.0	(91.9)
Difference in compensatory and hedge bonds	4.7	49.3	(84.1)
Provision for restructuring expenses	36.5	—	100.0
Other	4.1	11.2	(40.3)

Total	200.7	203.6	(1.4)

Banco Hipotecario’s miscellaneous expenses decreased to Ps. 200.7 million for the period ended June 30, 2004 from Ps.203.6 million for the period ended June 30, 2003, primarily as a result of:

•	lower provisions for administrative organization related to severance payments and the early retirement plan implemented during late 2002;

•	lower provisions for certain differences under discussion with Argentine Central Bank related to the asymmetric pesification compensation; and

•	lower expenses attributable to the campaign during 2002 which promoted the early prepayments of pre-1991 and post-1991 loans at a discount.

This decrease was partially offset by:

•	provisions due to the recording of the stock appreciation rights granted to creditors under the guaranteed debt;

•	expenses and taxes related to expenses paid on Banco Hipotecario’s financial debt restructuring process; and

•	loss on sales of miscellaneous asset.

Income Tax

Prior to January 1, 1996, Banco Hipotecario was exempt from payment of income tax. Beginning January 1, 1996, Banco Hipotecario was only exempt from payment of income tax on income attributable to its residential mortgage lending activities. Effective October 1997, as a result of its conversion to a “sociedad anónima”, Banco Hipotecario became subject to payment of income tax in Argentina except on its income attributable to mortgage loan commitments made prior to that date.

As a general rule, Argentine tax law allows the deduction of expenses related to a business activity if profits from that activity are taxable. If an enterprise engages in both taxable and non-taxable businesses activities, as Banco Hipotecario does, the portion of its business expenses related to the taxable business may be determined by direct allocation of expenses to particular business activities or by the apportionment method. The Argentine tax code gives preference to the direct allocation method of accounting over the apportionment method in determining deductible expenses, providing that the apportionment method may only be used in circumstances where it is not possible to make direct allocation of expenses to taxable income.

Until December 31, 1998, Banco Hipotecario determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income. Since the year ended December 31, 1999, income tax has been calculated taking account of the direct relationship between expenses and the taxable or non-taxable income to which those expenses relate. The apportionment method has only been used for those expenses that are not directly allocable to the income producing sources.

Banco Hipotecario has filed income tax returns for each of 2002, 2003 and 2004, which were prepared in compliance with the aforementioned methodologies. As a result, Banco Hipotecario has recorded tax loss carry forwards for each of 2002, 2003 and 2004 of Ps. 162,7 million, Ps. 3,131.6 million, and Ps. 2,086.5 million, respectively. Banco Hipotecario expect to have no income tax payable for 2005. Currently, the application of such methodologies for tax deductions is subject to review by the Administración Federal de Ingresos Públicos - Dirección General Impositiva, the Federal Public Income Administration or “AFIP”, and as of the date hereof the AFIP has not rendered a ruling in connection with this matter either upholding or rejecting the methodology described above.

Interest Rate Sensitivity

A key element of Banco Hipotecario’s asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity measures the change in net financial income as assets and liabilities re-price following a change in market interest rates. An asset and liability structure is matched when an equal amount of assets and liabilities re-price as a result of a change in interest rates. Any difference between re-pricing assets and liabilities results in a gap or mismatch and a change in net financial income when interest rates change.

The following table shows Banco Hipotecario’s interest-earning assets and interest-bearing liabilities positions by re-pricing period as of June 30, 2005. The table shows the impact that an increase in short-term interest rates (less than twelve months) results in a reduction in Banco Hipotecario’s net interest income as a higher amount of liabilities than assets reprices, while a decrease in short-term interest rates has the opposite effect.

	As of June 30, 2005
	Immediately	1 Through 6 months	6 Through 12 months	1 Through 3 years	3 Through 5 years	5 to 10 years	10 to 15 years	Over 15 years	Non-rate Sensitive	Total
	(in millions of Pesos, except for percentages)
INTEREST EARNING ASSETS
Cash and due from banks	61.3	—	—	—	—	—	—	—	169.5	230.8
Government and private securities	—	128.6	12.1	79.5	198.5	198.4	19.3	51.8	35.5	723.7
Pre-1991 loans-individual mortgage	—	24.9	25.0	100.7	98.1	209.7	113.1	130.1	6.5	708.1
Post-1991 loans-individual mortgages	—	30.0	30.5	125.4	115.1	223.4	123.4	12.6	29.7	690.1
Other loans	—	274.3	47.6	224.7	78.1	613.6	102.8	—	7.0	1,348.1
Other receivables from financial transactions	—	11.6	—	—	—	2,919.2	138.0	32.7	—	3,101.5
Other receivables	—	—	76.7	155.5	160.4	230.0	—	—	—	622.6
Total interest earning assets	61.3	469.4	191.9	685.8	650.2	4,394.3	496.6	227.2	248.2	7,424.8

Cumulative interest earning assets	61.3	530.7	722.4	1,408.3	2,058.4	6,452.9	6,949.5	7,176.6	7,424.8	—

INTEREST-BEARING LIABILITIES
Bonds	176.7	28.1	––	24.7	738.1	1,433.1	—	—	—	2,400.7
Other banks and international entities	58.2	220.6	57.8	133.9	47.2	41.0	—	—	—	558.7
Argentine Central Bank	—	—	—	—	—	2,042.4	—	—	—	2,042.4
Deposits	335.2	91.0	—	—	—	—	—	—	—	426.2
Total interest bearing liabilities	570.1	339.7	57.8	158.6	785.3	3,516.5	—	—	—	5,428.0

Asset/liability gap	(508.8)	129.7	134.1	527.2	(135.1)	877.8	496.6	227.2	248.2	1,997.0
Cumulative gap	(508.8)	(379.0)	(245.1)	282.1	(147.0)	1,025.0	1,521.6	1,748.7	1,997.0	—
Ratio of cumulative gap to cumulative total interest earning assets	(829)%	(71)%	(34)%	20%	7%	16%	22%	24%	27%	—

Exchange Rate Sensitivity

Banco Hipotecario’s exposure to foreign currency fluctuations arises from its foreign currency-denominated assets and liabilities. On June 30, 2005 and June 30, 2004, Banco Hipotecario’s total foreign currency-denominated liabilities were Ps.3,970.6 million and Ps.3,730.5 million, respectively, all of which were US dollar-and Euro-denominated obligations. On June 30, 2005 and June 30, 2004, Banco Hipotecario’s US dollar-denominated assets (including BODEN) were Ps.4,023.8 million and Ps.4,198.4 million, respectively, and Banco Hipotecario’s Euro-denominated assets were Ps.959.6 million and Ps.702.7 million, respectively, while Banco Hipotecario’s U.S. Dollar-denominated liabilities were Ps.2,986.2 million and Ps.2,666.1 million, respectively, and Banco Hipotecario’s Euro-denominated liabilities were Ps.984.3 million and Ps.1,064.5 million, respectively.

Liquidity

Banco Hipotecario’s general policy has been to maintain liquidity adequate to meet Banco Hipotecario’s operational needs and financial obligations. At June 30, 2005, Banco Hipotecario’s liquid assets consisted of:

•	Ps.314.1 million of cash and due from banks;

•	Ps.275.2 million of Argentine government and corporate securities classified as held for trading; and

•	Ps.155.5 million of Argentine Central Bank Bills.

Cash Flows from Operating Activities. The changes in cash flows from operating activities were mainly due to the change in:

•	Provision for losses on loans and for contingencies and miscellaneous receivables, net of reversals,

•	Net (gain) loss on government securities, and

•	Net change in other assets and liabilities.

Cash Flows From Investing Activities. The changes in cash flow from investing activities were due to changes in net loans from Ps.268.6 million in June 2004 and Ps.297.7 million in June 2005 respectively.

Cash Flows from Financing Activities. The changes in cash flows from financing activities were mainly due to the decrease in proceeds from principal payments on Bonds, Notes and Long Term debts, as a result of the changes in Banco Hipotecario’s restructuring financial debt in 2004 and 2003.

Funding

Historically, Banco Hipotecario financed Banco Hipotecario’s lending operations mainly through:

•	the issuance of fixed and floating rate securities in the international capital markets,

•	other financing arrangements with international and domestic financial institutions,

•	securitizations of mortgage loans,

•	cash flow from existing loans,

•	deposits, and

•	Argentine Central Bank long term loans.

At June 30, 2005 and 2004, Banco Hipotecario had four principal funding sources: bonds, Argentine Central Bank advances, other liabilities from financial institutions and deposits. The table below sets forth Banco Hipotecario’s liabilities outstanding with respect to each of Banco Hipotecario’s sources of funding as of the dates indicated.

	At June 30,		% Change
	2005	2004	2005/2004
Bonds (1)	2,345.8	2,735.8	(14.3)
Borrowings from Argentine Central Bank	2,042.4	2,193.5	(6.9)
Borrowings from banks and international entities	542.8	354.2	53.2
Deposits	423.4	181.4	133.4

Total	5,354.4	5,464.9	(2.0)

(1)	Excludes accrued interest.

On May 3, 2005 Banco Hipotecario prepaid outstanding balances due to the Argentine Central Bank of approximately Ps.233.5 million in respect of advances. The outstanding amount reflected above as due to the Argentine Central Bank includes debt to be incurred in connection with the subscription of BODEN.

As result of the subscription process of Hedge BODEN 2012, the advances to be incurred for the acquisition of National Government Bonds, were reduced in approximately Ps. 1,662.2 million until December 13, 2005.

The restructuring resulted in a reduction of Banco Hipotecario’s debt by approximately US$361.3 million, the extension of terms to an average life of approximately 6.5 years and a 5% reduction in average interest rates. Consummation of the debt restructuring has enabled Banco Hipotecario to regain financial stability and bolstered its financial condition, allowing it to reach remarkable liquidity and solvency ratios unparalleled in the Argentine financial System.

Bonds

On June 30, 2005, the contractual residual nominal value of Bonds amounted to Ps.2,345.8 million. This amount includes Argentine Mortgage Bonds issued under Banco Hipotecario’s Global “Euro Medium Term Notes” (“EMTN”) Program, ordinary Bonds not convertible into shares under the Global Medium Term Notes (“GMTN”) Program, and new debt issued in connection with Banco Hipotecario’s restructuring.

The principal amount values of the different series of notes Banco Hipotecario has issued and outstanding is as follows:

	Date of issue	Maturity Date	Annual interest rate	Residual face value at June 30, 2005
			(%)	(millions of Pesos)
EMTN (CHA)
Series III (US$100,000,000)	Aug. 7, 1996	Aug. 7, 2006	10.625	2.0
GMTN
Series I (US$300,000,000)	Apr. 17, 1998	Apr. 17, 2003	10.000	34.8
Series IV (US$175,000,000)	Dec. 3, 1999	Dec. 3, 2008	13.000	1.6
Series VI (US$135,909,000)	Mar. 15, 1999	Mar. 15, 2002	12.250	2.0
Series XVI (US$125,000,000)	Feb. 17, 2000	Feb. 17, 2003	12.625	29.5
Series XVII (EURO 100,000,000)	Mar. 27, 2000	Mar. 27, 2002	9.000	2.5
Series XXII (EURO 100,000,000)	Oct. 18, 2000	Oct. 18, 2000	8.750	0.6

	Date of issue	Maturity Date	Annual interest rate	Residual face value at June 30, 2005
Series XXIII (EURO 150,000,000)	Feb. 6, 2001	Feb. 6, 2004	10.750	20.6
Series XXIV (US$107,000,000)	Mar. 15, 2002	Mar. 15, 2005	9.000	17.7
Series XXV (EURO 165,700,000)	Mar. 15, 2002	June 15, 2005	8.000	20.2
Subtotal				129.5
Notes Issued in Restructuring:
Guaranteed bonds (US$107,941,000)	Sep. 15, 2003	Aug. 3, 2010	Libor + 2.5	148.4
Long term bonds (US$449,880,000)	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0	1,142.3
Long term bonds (Euro 278,367,000)	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0	923.6

Accrued interest				54.8

Total				2,400.6

During 2004, Banco Hipotecario redeemed a portion of Banco Hipotecario’s outstanding notes issued in the restructuring, as follows:

•	Medium-term guaranteed bonds (US$) for a face value of US$33.7 million.

•	Long-term bonds (US$) for a face value of US$7.7 million.

•	Long-term bonds (Euro) for a face value of Euro 4.5 million.

During the first six months of 2005, Banco Hipotecario redeemed a portion of Banco Hipotecario’s outstanding notes issued in the restructuring, as follows:

•	Medium-term guaranteed bonds (US$) for a face value of US$5.2 million.

•	Long-term bonds (US$) for a face value of US$25.1 million.

•	Long-term bonds (Euro) for a face value of Euro 5.7 million.

The results of these operations have been recorded under financial income in Banco Hipotecario’s income statements.

Borrowings from Banks and International Entities

During 2004 and 2005, Banco Hipotecario incurred the following indebtedness:

•	On September 2, 2004, Banco Hipotecario obtained a loan from Credit Suisse First Boston International in an aggregate principal amount of US$65.0 million, due August 25, 2005.

•	On September 30, 2004, Banco Hipotecario obtained a loan from Deutsche Bank AG, London Branch in an aggregate principal amount of US$20.0 million, due March 31, 2006.

•	On January 28, 2005, Banco Hipotecario obtained a loan from Deutsche Bank AG, London Branch in an aggregate principal amount of US$30.0 million, due July 28, 2006.

•	On August 25, 2005, Banco Hipotecario obtained a loan from Deutsche Bank AG, London Branch in an aggregate principal amount of US$50.0 million, due August 28, 2006.

Borrowings from the Argentine Central Bank

On November 11 and December 1, 2004, Banco Hipotecario pre-paid the financial assistance loans granted by the Argentine Central Bank in amounts totaling Ps.10.0 million and Ps.30.0 million,

respectively, in order to settle in advance restructured foreign debt. On January 20, 2005 and February 25, 2005, Banco Hipotecario took part in the tender offer established by the Argentine Central Bank, for Ps.63.8 million and Ps.16.9 million, respectively, having been accepted in settlement of the previously refinanced debt. On May 3, 2005 Banco Hipotecario fully prepaid all outstanding balances due on this indebtedness of approximately Ps.233.5 million. As of June 30, 2005, Banco Hipotecario has recorded in Banco Hipotecario’s financial statements borrowings from the Argentine Central Bank totaling Ps.2,042.4 million in respect of advances Banco Hipotecario expects to incur in the future for its right to subscribe additional BODEN.

Loan Securitization Program

In 1996, 1997, 2000, 2001, 2002, 2004 and 2005, Banco Hipotecario established twelve separate mortgage trusts under Banco Hipotecario off-balance sheet securitization program. For each mortgage trust, Banco Hipotecario transferred a portfolio of Banco Hipotecario loans to a trustee, which then issued senior bonds, subordinated bonds and certificates of participation. The payment obligations of these instruments are secured by the trust assets consisting of the portfolio of individual residential mortgage loans and any reserve fund established by Banco Hipotecario for such purpose. The holders of the securities have no recourse against Banco Hipotecario if the trustee defaults in its payment obligations. Notwithstanding this fact, certain holders of bonds issued by the mortgage trusts have sued Banco Hipotecario for the effects of the devaluation of the Peso and its impact on the value of the trust assets.

The first mortgage fund (BHN I Mortgage Fund) was established in October 1996 with approximately US$93.0 million of mortgage loans and a reserve fund of US$9.7 million. The second mortgage trust (BHN II Mortgage Trust) was established in May 1997 with approximately US$106.6 million of mortgage loans and a reserve fund of US$1.4 million. The third mortgage trust (BHN III Mortgage Trust) was established in October 1997 with approximately US$105.4 million of mortgage loans and a reserve fund of US$1.4 million. The fourth mortgage trust (BHN IV Mortgage Trust) was established in March 2000 with approximately US$195.0 million of mortgage loans and a reserve fund of US$8.1 million. The fifth mortgage trust (BACS I) was established in February 2001 with approximately US$115.9 million of mortgage loans and a reserve fund of US$3.1 million. The sixth mortgage trust (BACS Funding I) was established in November 2001, with approximately Ps.29.9 million of mortgage loans. The seventh mortgage trust (BACS Funding II) was established in November 2001 with approximately Ps.12.1 million of mortgage loans. The eighth mortgage trust (Banco Hipotecario I) was established in February 2002 with approximately Ps.43.4 million of mortgage loans. The ninth trust (“Cédulas Hipotecarias Argentinas” Series I, 2004 – 1) was established in June 2004, with approximately Ps.50.0 million of mortgage loans. The tenth trust (Argentine Mortgage Bonds Financial Trust Series II, 2004 – 2) was established in November 2004, with approximately Ps.50.0 million of mortgage loans. The eleventh trust (Argentine Mortgage Bonds Financial Trust Series III, 2005 – 1) was established in April 2005, with approximately Ps.62.5 million of mortgage loans. The twelfth trust (Argentine Mortgage Bonds Financial Trust Series IV, 2005 – 2) was established in June 2005, with approximately Ps.64.6 million of mortgage loans. We acquired subordinated debt notes relating to the BHN I, the BHN III, BHN IV and BACS I issued in respect of the fifth mortgage trusts. See note 21 to Banco Hipotecario audited financial statements.

On June 25, 2004, Banco Hipotecario led the sale of the first series of “Cédulas Hipotecarias Argentinas” in the local capital market. The aggregate amount of the offering was Ps.50 million, consisting of Ps.40 million of Senior Bonds and Ps.10 million of Subordinated and Certificates of Participation issued under the Ps.500 million Program. The issue was largely oversubscribed and attracted interest from a large number of retail and institutional investors. The securities are collateralized by residential mortgage loans and were rated “AAA” by Standard & Poor’s.

On November 17, 2004, Banco Hipotecario successfully closed its second series of Cédulas Hipotecarias in the local capital market for an aggregate amount of Ps.50 million, issued under the “Cédulas Hipotecarias Argentinas” under the Ps. 500 million Program. The offer was oversubscribed by approximately three times the authorized amount issued. The bonds accrue variable interest at the higher of CER + 3% and the interest rate for time deposits between Ps. 0.1 million and Ps. 0.5 million, up to 59 days, reported by Argentine Central Bank + 4% subject to a floor of 8% per annum and a ceiling of 15% per annum. The securities are collateralized by residential mortgage loans and were rated “ra AA” by Standard and Poor’s.

On April 7, 2005, Banco Hipotecario successfully closed its third series of Cédulas Hipotecarias in the local capital market for an aggregate amount of 62.5 million, issued under the “Cédulas Hipotecarias Argentinas” under the Ps.500 million Program. The offer was oversubscribed by approximately three times the authorized amount issued. The bonds accrue variable interest at the higher of CER + 1% and the interest rate for time deposits between Ps. 0.1 million and Ps. 0.5 million, up to 59 days, reported by Argentine Central Bank + 2% subject to a floor of 8% per annum and a ceiling of 15%per annum. The securities are collateralized by residential mortgage loans and were rated “ra AA” by Standard and Poor’s.

On June 16, 2005, Banco Hipotecario successfully closed its fourth series of Cédulas Hipotecarias in the local capital market for an aggregate amount of 64.6 million, issued under the “Cédulas Hipotecarias Argentinas” under the Ps.500 million Program. The offer was oversubscribed by approximately four times the authorized amount issued. The bonds accrue variable interest at the higher of CER + 1% and the interest rate for time deposits between Ps.100.000 and Ps.500.000, up to 59 days, reported by Argentine Central Bank + 2% subject to a floor of 8% per annum and a ceiling of 15% per annum. The securities are collateralized by residential mortgage loans and were rated “ra AA+” by Standard and Poor’s.

Deposits

Pursuant to a Argentine Central Bank requirement, historically Banco Hipotecario could not accept deposits other than savings accounts that were assumed in November 1994 from Caja Nacional de Ahorro y Seguros (the Argentine postal savings system), deposits related to Banco Hipotecario lending transactions and institutional deposits in excess of Ps.1.0 million.

Banco Hipotecario bylaws contained an identical restriction on Banco Hipotecario’s ability to accept deposits. Although Banco Hipotecario did not historically rely upon deposits as a principal source of funding, Banco Hipotecario engaged in limited deposit taking activities. Banco Hipotecario’s other deposits consist of checking accounts maintained by different provincial housing funds and agencies representing Argentine government contributions from the collection of federal taxes which have been set aside for use by the provinces for special purposes and transferred to these accounts.

In December 2001 Banco Hipotecario received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended Banco Hipotecario’s bylaws accordingly, with approval of a majority of Banco Hipotecario’s shareholders as required by Argentine Corporate Law. At June 30, 2005 and 2004 Banco Hipotecario’s total deposits consisted of the following:

	At June 30, 2005	At June 30, 2004	% Change
			2005/2004
Checking accounts	19.9	13.3	(49.6)
Saving accounts	115.9	51.6	124.6
Time deposits	269.6	101.6	165.4
Other deposits accounts	14.7	13.8	6.5
Accrued interest payable	3.2	1.1	1.9

Total	423.4	181.4	133.4

Banco Hipotecario’s current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop Banco Hipotecario’s financing activities.

B. Liquidity and Capital Resources

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowing and long-term debt, capital financing and sales of real estate investments.

As of June 30 2005, we had a working capital of Ps. 78.8 million. At the same date, we had cash and cash equivalents totaling Ps. 142.6 million, an increase of 16.0 % from Ps. 122.9 million of cash and cash equivalents held as of June 30, 2004.

Our operating activities resulted in net cash inflows of Ps. 93.5 million, Ps. 74.7 million and Ps. 93.9 million for fiscal years 2005, 2004 and 2003, respectively. The operating cash inflows for fiscal year 2005 primarily resulted from operating gains of Ps. 127.2 million, an increase in customer advances, salaries and social security payable and taxes payable of Ps. 12.0 million, and an increase in trade accounts payable of Ps. 21.0 million, partially offset by an increase in mortgages and leases receivables for Ps. 49.2 million and a decrease in other liabilities of Ps. 17.7 million. The operating cash inflows for fiscal year 2004 primarily resulted from operating gains of Ps. 90.6 million and an increase in trade accounts payable of Ps. 14.4 million, partially offset by a decrease in other liabilities of Ps. 24.6 million. The operating cash inflows for fiscal year 2003 primarily resulted from operating gains of Ps. 16.4 million, an increase in accrued interest of Ps. 56.5 million and a decrease in inventories of Ps. 35.3 million, partially offset by an increase in mortgages and leases’ receivables of Ps. 9.2 million.

Our investing activities resulted in net cash outflows of Ps. 126.7 million, Ps. 97.2 million and Ps. 40.6 million for fiscal years 2005, 2004 and 2003, respectively. In fiscal year 2005 we made investments in fixed assets of Ps. 79.3 million, primarily as a result of (i) the development of Alto Rosario Shopping and improvements made in other shopping centers totaling Ps. 50.9 million, and (ii) the partial payment for the acquisition of Bouchard 710 building for Ps. 20.4 million. In fiscal year 2005 we invested Ps. 35.0 million in the acquisition of additional shares and convertible notes of APSA and in the partial payment for the acquisition of the additional 49.9% of Mendoza Plaza Shopping. We also made a payment of US$ 4 million (Ps. 11.7 million) in connection with a contract entered into with CSFB in June 2005, pursuant to which we are committed to acquire in specific circumstances a loan with a mortgage guarantee on an office building in the City of Buenos Aires for US$ 10.0 million. In fiscal year 2004 we made a net investment of Ps. 70.3 million in shares of Banco Hipotecario and we also invested in fixed assets for Ps. 26.4 million primarily in connection with the development of Alto Rosario Shopping. In fiscal year 2003 we made investments in our subsidiaries for Ps. 31.7 million (primarily in APSA) and in fixed assets for Ps. 10.8 million.

Our financing activities resulted in net cash inflows (outflows) of Ps. 52.9 million, Ps. (47.6) million and Ps. 109.4 million for fiscal years 2005, 2004 and 2003, respectively. Our net cash provided by financing activities for fiscal year 2005 was due to the issuance of common stock as a result of the exercise of warrants of Ps. 105.7 million, proceeds from issuance of short-term and long-term debt totaling Ps. 117.2 million and proceeds from the settlement of the swap agreement for Ps. 15.8 million, partially offset by the payment of short-term and long-term debt for Ps. 167.3 million, the payment of dividends by our subsidiaries to minority shareholders totaling Ps. 10.3 million, the settlement of debt owed to minority shareholders for Ps. 2.5 million and the payment of Ps. 5.8 million to CSFB as guarantee of the debt owed by our subsidiary HASA. Our net cash used in financing activities for fiscal year 2004 was primarily due to the payment of short-term and long-term debt, and seller financing totaling Ps. 67.8 million and the payment of dividends by our subsidiaries to minority shareholders of Ps. 4.9 million, partially offset by the proceeds from the issuance of common stock as a result of the exercise of warrants for Ps. 24.8 million. Our net cash provided by financing activities for fiscal year 2003 was primarily due to the proceeds from issuance of short-term and long-term debt of Ps. 397.3 million, partially offset by the payment of short-term and long-term debt, seller financing and mortgages payable totaling Ps. 281.7 million.

We believe our assets have potential for growth. Our level of indebtedness, most of which is long-term, and the cash proceeds from the exercise of warrants attached to our Convertible Notes, place us in a good position to finance new projects and seek expansion opportunities.

Our indebtedness

Our total outstanding debt as of June 30, 2005, amounted to Ps. 483.7 million, as compared to the Ps. 603.9 million as of June 30, 2004. This decrease is attributed to the conversion of IRSA’s and APSA’s Convertible Notes for US$ 29.0 million and US$ 1.8 million respectively and to several debt buybacks and reductions conducted during the year, as described below.

Pursuant to Decree No. 214/02, part of our indebtedness was “pesified,” although a large portion, governed by foreign laws, continued to be U.S. Dollar-denominated. “Pesified” indebtedness is to be adjusted by the CER index.

On May 24, 2000, we entered into a US$ 80.0 million Syndicated Loan Agreement (the “Syndicated Loan Agreement”) arranged by Bank Boston N.A. Loans under this Syndicated Loan Agreement bear interest at three-month LIBOR plus a margin of 500 basis points.

Amounts owing under the Syndicated Loan Agreement were payable in U.S. Dollars. Although final maturity on the loan agreement was on August 30, 2002, due to the continuing effects of economic recession, the unavailability of financing sources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, we could not make the scheduled payment on that date. As explained below, we renegotiated this Syndicated Loan Agreement under new conditions.

On December 18, 2000, we issued US$ 43.5 million unsecured Class 2 Floating Rate Notes due December 24, 2001 (the “Class 2 Floating Rate Notes”). Proceeds from this issuance were used to repay certain outstanding short-term indebtedness. Our Class 2 Floating Rate Notes matured in December 2001, and we were unable to pay the principal then due. As a result of such non-payment, in December 2001, we entered into negotiations with the holders of our Class 2 Floating Rate Notes and on February 8, 2002, we agreed with our holders to replace the Class 2 floating interest rate for an annual fixed interest rate of 12%. Pursuant to a new deferral, granted on October 31, 2002, the principal of and interest on our Class 2 Floating Rate Notes were due in full on November 14, 2002 and were further renegotiated as explained below. We also agreed with our holders on a capitalization of the interest due on October 31, 2002. On May 15, 2002, we had repurchased from Banco Sudameris its participation in the mentioned Class 2 Floating Rate Notes of US$ 6.8 million.

On November 15, 2002, we signed a Framework Refinancing Agreement (the “Framework Refinancing Agreement”) to refinance the Syndicated Loan Agreement of US$ 80.0 million and the Class 2 Floating Rate Notes amounting, at that time, to US$ 37.0 million through the following schedule:

•	US$ 13.6 million were paid in cash, reducing the principal;

•	US$ 15.0 million were exchanged for Convertible Notes at a rate of 8% and maturing in the year 2007;

•	US$ 37.4 million in Series 03 Secured Notes due 2009 with a 90-day LIBOR plus 200 base points and maturing in the year 2009. These notes are secured by a first mortgage drawn out on some of our properties for an amount equivalent to 50% of the debt; and

•	US$ 51.0 million Unsecured Loan Agreement (the “Unsecured Loan Agreement”) expiring in the year 2009. 69% of this loan accrues interest at a ninety-day LIBOR plus 200 base points, whereas the remainder accrues interest at a phased fixed rate starting at 5.5% and reaching 6.5%.

The offer of Convertible Notes into ordinary shares was successfully completed on November 21, 2002, for a total amount of US$ 100 million. These notes are accompanied by a warrant that offers the option to purchase additional shares. The subscription price was 100% of the face value of the Convertible Notes, which accrue interest at an annual 8% payable semiannually and maturing in November 2007. The conversion price is US$ 0.5450 per ordinary share, in other words each note may be converted into 1.8349 ordinary shares. The funds generated by the issue were mainly allocated to the settlement and restructuring of the liabilities existent at the date, and to finance our working capital and for other general corporate purposes.

Due to the distribution of 4,587,285 treasury shares, we have adjusted the conversion price of our Convertible Notes according to the subscription clauses. The conversion price of the Convertible Notes decreased from US$ 0.5571 to US$ 0.5450 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

During fiscal years 2003, 2004 and 2005, certain holders of our Convertible Notes for a total amount of US$ 41.5 million exercised their conversion rights and, as a result, we issued 12,531 shares, 23,734,388 shares and 52,448,952 shares of common stock, respectively. At June 30, 2005 the outstanding balance of our Convertible Notes amounted to US$ 58.5 million. Subsequent to 2005 fiscal year-end, we issued 2,738,039 shares as a result of the conversion of US$ 1,492,234 of our Convertible Notes. As of November 30, 2005 the outstanding balance of our Convertible Notes amounts to US$ 57.0 million.

In addition, during fiscal years 2004 and 2005, we issued 13.1 million shares and 56.0 million shares of common stock in exchange for US$ 8.5 million and US$ 36.6 million in cash, respectively, as a result of the exercise of warrants. At November 30, 2005 the number of outstanding warrants amounts to 57.8 million.

On December 4, 2002, we paid off our debt with GSEM/AP Holdings, L.P. (“Goldman Sachs”) which amounted to US$ 16.3 million including the principal and accrued interest, with a total payment of US$ 11.1 million.

On July 25, 2003, we made a prepayment to HSBC Bank Argentina S.A. of US$ 16 million under the US$ 51.0 million Unsecured Loan Agreement whose final expiration is in November 2009. This transaction involved a payment of US$ 10.9 million, representing 68% of the face value of the debt and a discount of US$ 5.1 million.

On March 17, 2004 we repurchased from HSBC Bank London Plc. US$ 12 million under the US$ 51 million Unsecured Loan Agreement, maturing in November 2009. The transaction value totaled US$ 8.6 million, was at a discount of 28%, and resulted in a US$ 3.4 million discount.

On October 24, 2005, we issued an offer for repurchasing our debt for up to 85% of our outstanding nominal amount. The offer is addressed to all the holders of our Series 03 Secured Notes and Syndicated Loan. The deadline for effective payment was November 21, 2005, but none of the holders accepted our repurchasing offer.

In January 2001, our subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12.0 million from BankBoston N.A. Subsequently, Bank Boston N.A sold this loan to Marathon Master Fund Ltd. This loan expires in January 2006 and accrues a quarterly interest at the LIBOR plus a markup ranging between 401 and 476 basis points, according to the value of certain financial indicators. This loan was not converted to Pesos and is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. This loan is with no recourse to us. On December 16, 2004, our wholly-owned subsidiary Ritelco S.A. acquired 100% of the debt Hoteles Argentinos had with Marathon Master Fund, Ltd. Ritelco S.A. paid a total amount of US$ 8.0 million.

On March 23, 2005 Ritelco S.A. sold to CSFB the loan agreement for US$ 8 million in cash and we entered into an agreement with CSFB pursuant to which, among other things, we guarantee the payment of the debt owed by HASA once the debt is restructured and in the event of non-compliance we shall repurchase the loan agreement for US$ 8.0 million. As guarantee for this transaction, we made a payment of US$ 2.0 million to CSFB which is disclosed as a collateral deposit within “Other receivables and prepaid expenses, net” in our consolidated balance sheet. In connection with the restructuring process being carrying out, HASA must present a restructuring plan of the collateralized loan prior to March 15, 2006. The debt owed by HASA has been valued at US$ 8.0 million in our consolidated balance sheet.

On June 2, 2005 we entered into an agreement with CSFB pursuant to which we are committed to acquire from CSFB in specific circumstances a loan with a mortgage guarantee on an office building in the City of Buenos Aires for US$ 10.0 million. We made a payment of US$ 4 million in connection with this contract. The loan has a nominal value of US$ 12.8 million and CSFB is actually the creditor.

On June 16, 2005 we entered into an interest rate swap agreement with Deutsche Bank AG maturing in November 2009 to effectively convert our Uncollateralized Loan Agreement and Floating Rate Notes to fixed rate debt. The Uncollateralized Loan Agreement and the Floating Rate Notes accrue interest at

LIBOR plus 2%. Pursuant to this agreement, we will pay interest at a fixed rate of 4.27% and collect interest at LIBOR. As a result of this agreement, we had fixed the interest rate of the Uncollateralized Loan Agreement and the Floating Rate Notes at 6.27%. However, on October 24, 2005 we canceled the swap agreement, receiving US$ 0.4 million representing the fair market value of the swap at the termination date.

Complying with the payment schedule established in the Standard Agreement entered into in November 2002, during the current year the capital installments of the financial debt started to be paid.

With respect to Floating Rate Notes for US$ 37.4 million and the Unsecured Loan Agreement, two capital installments for US$ 0.93 million and US$ 0.58 million respectively each, were paid in February and May, 2005.

The following table sets forth our outstanding debt as of June 30, 2005 (excluding APSA):

IRSA Debt	Ps. (million)(1)	Principal (US$ MM)		Interest Rate	Maturity
Unsecured Loan Agreement	63.2	21.9	(2)	LIBOR + 200 bps	November 2009
Series 03 Secured Notes due 2009	102.5	35.5	(2)	LIBOR + 200 bps	November 2009
Hoteles Argentinos Loan	23.1	8.0		LIBOR + 500 bps	June 2013
Total Debt	188.8	65.4
ONC	168.9	58.5		8%	November 2007

(1)	Accrued interest is not included.

(2)	As required by RT 17 for an exchange of debt with substantially different terms, we originally recorded the issuance of these debts on a discounted basis considering an 8% market interest rate. At June 30, 2005 and for accounting purposes, the carrying value of these debts is as follows: Unsecured Loan Agreement US$ 19.1 million and Floating Rate Notes US$ 31.1 million.

APSA’s Indebtedness

On January 18, 2001, APSA issued US$ 120.0 million of secured Senior Notes (the “Senior Notes”) due on January 13, 2005 in three classes: (i) US$ 40.0 million of Class A-2 notes due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$ 5.0 million of Class B-1 notes, which APSA issued together with APSA’s wholly-owned subsidiary SAPSA, and which are due on January 13, 2005, at a 90-day LIBOR plus 475 basis points, and (iii) US$ 75.0 million of Class B-2 notes, which APSA issued together with SAPSA, maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. The proceeds from the issuance of the Senior Notes were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. Pursuant to Decree N° 214, debts in U.S. dollars in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and adjusted based on the Coeficiente de Estabilización de Referencia (CER). In addition, a fixed interest rate between 6% and 8% was established by the Argentine Central Bank for debts converted to pesos. By June 30, 2005 APSA had fully paid the Senior Notes. During fiscal years 2001, 2002, 2003, 2004 and 2005 APSA repurchased and/or made principal payments at their maturity amounting to Ps. 2.5 million, Ps. 11.3 million, Ps. 85.4 million, Ps. 3.3 million and Ps. 17.5 million, respectively. The Senior Notes were collateralized by a pledge on the shares of APSA’s subsidiary SAPSA and included various restrictive covenants, which among other things required APSA to maintain certain financial ratios.

On April 7, 2000, APSA issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the “Notes”). Proceeds from this issuance were used to repay outstanding bridge financing. The Notes included various restrictive covenants, which among other things required APSA to maintain certain financial ratios. During the years ended June 30, 2001, 2002, 2003 and 2005, APSA redeemed Ps. 18.1 million, Ps. 15.5 million, Ps. 1.8 million and Ps. 1.2 million of the Notes, respectively, at different prices below par plus accrued interest. On April 7, 2005 APSA paid the balance of the Notes amounting to Ps. 48.4 million.

In order to cancel the balance of the Notes, on April 5, 2005 APSA tookout a syndicated loan for Ps. 50 million with Banco Rio de la Plata and Bank Boston N.A. This loan will be amortized in four equal and consecutive semiannual installments of Ps. 12.5 million beginning October 5, 2005. The syndicated loan accrues interest at a fixed rate of 7.875% during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require us to maintain certain financial ratios. As of June 30, 2005 APSA amply met APSA’s financial covenants. On July 5, 2005 APSA paid the first interest installment of this loan.

In connection with the issuance of the Notes, APSA entered into an interest rate swap agreement with Morgan Guaranty Trust to reduce the related financing costs of the Notes. Pursuant to this agreement APSA had converted APSA’s peso-denominated fixed-rate debt (Notes) to peso-denominated floating-rate debt. This swap agreement initially allowed APSA to reduce the net cost of APSA’s debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation prevailing at that moment in Argentina. Under the terms of the revised agreement, APSA converted APSA’s peso-denominated fixed rate debt (Notes) to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As collateral for the revised agreement, APSA was required to make a deposit of US$ 50.0 million with the counterparty. As a result of the devaluation of the Argentine peso, APSA recorded net losses totalling US$ 45.0 million in connection with the swap agreement. On April 1, 2005, the swap agreement became due and as a result APSA collected US$ 5.5 million in cash (including US$ 0.5 million of interest on the collateral deposit). This amount represents the net amount of the collateral deposit (including interest) and the amount payable for the swap agreement at its maturity.

In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, APSA entered into loan agreements with IRSA and Parque Arauco. As of June 30, 2002 APSA’s debt with IRSA and Parque Arauco under those loan agreements amounted to Ps. 45.6 million and Ps. 22.9 million respectively. In addition, between May and July 2002, IRSA and Parque Arauco granted to APSA loans for US$ 10.1 million and US$ 4.9 million respectively. The annual interest rate for such loans was 10%. The funds obtained under these loans have been used to fully cancel APSA’s short-term bank debt for the total amount of Ps. 43.8 million plus the accrued CER adjustment. On February 17, 2003, APSA entered into a repurchase agreement (the “Repurchase Agreement”) with IRSA and Parque Arauco in which each company granted to APSA loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the Repurchase Agreement, APSA made a collateral deposit of Ps. 15.5 million Senior Notes with IRSA and other of Ps. 7.8 million Senior Notes with Parque Arauco. On November 5, 2004, APSA agreed to repurchase on January 7, 2005 the securities at a price of Ps. 5.1 million and Ps. 2.6 million from IRSA and Parque Arauco, respectively. The amounts APSA owed under the loans which were granted to APSA from IRSA and Parque Arauco, were used by IRSA and Parque Arauco to partially subscribe APSA’s offering of US$ 50.0 million Convertible Notes on August 20, 2002 (the “Convertible Notes”). IRSA and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively of APSA’s Convertible Notes.

On August 20, 2002 APSA issued US$ 50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities with APSA’s shareholders. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent and the offer was subscribed in full. Proceeds from the issuance of Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes mature on July 19, 2006, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of APSA’s common shares. During fiscal years 2005 and 2004, holders of approximately US$ 2.72 million of APSA’s Convertible Notes exercised their conversion rights and, as a result, APSA issued 52,741,380 and 22,852,510 common shares, respectively. By November 30, 2005 the outstanding balance of APSA’s Convertible Notes amounted to US$ 47.3 million. In the event all the bondholders exercise their conversion rights, APSA’s common shares would increase from 780.4 million (Ps. 78.0 million) to 2,239.7 million (Ps. 224.0 million).

On September 29, 2004, APSA entered into a purchase agreement pursuant to which APSA acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.) for US$ 5.3 million. The Company paid US$ 1.77 million on December 2, 2004 and the remaining balance will be paid in two equal annual installments of US$ 1.77 million each beginning on September 29, 2005. APSA also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

•	Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to APSA two defaulted credit agreements amounting to US$ 18 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the above mentioned credit facilities to APSA in exchange for US$ 8.5 million (Ps. 24.8 million).

•	Call option with HSBC Bank Argentina S.A. (“HSBC”), whereby APSA was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. was obliged to transfer, a defaulted loan agreement originally granted to Mendoza Plaza Shopping amounting to US$ 7.0 million. As a result of the economic measures issued in Argentina in 2002, this financial agreement had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed by the reference stabilization index (CER). On March 29, 2005 APSA transferred the purchase option to Mendoza Plaza Shopping, which exercised the option paying Ps. 6.8 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million net of rental fees collected by HSBC Bank Argentina S.A. as guarantee amounting to Ps. 0.4 million). This cash payment was funded through a loan granted by APSA.

APSA also entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to APSA (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3.0 million. The put option can be exercised until the last business day of October 2008. At the date of issuance of this annual report, Falabella has not exercised the put option.

On May 31, 2005 the shareholders of Mendoza Plaza Shopping approved the conversion of debt owed to APSA totaling Ps. 36.1 million into common shares. As a result of this transaction, APSA increased APSA’s ownership interest in Mendoza Plaza Shopping from 68.8% to 85.4%.

On March 4, 2005 Deutsche Bank S.A. granted APSA an US$ 11 million loan, of which US$ 5 million were repaid by the Company on April 4, 2005 with proceeds received in connection with the settlement of the swap agreement. The balance of the loan will be amortized in two equal installments on February 1, 2006 and August 1, 2006. The loan accrues interest at LIBOR plus 3.25%. Proceeds from this loan were used to settle the debt owed by Mendoza Plaza Shopping as a result of the exercise of the put option with Banco de Chile and the call option with HSBC.

The following table shows APSA’s significant outstanding debt as of June 30, 2005 (accrued interest not included):

	Ps. (million)	U.S.$(2) (million)	Interest Rate	Maturity
Deutsche Bank Loan	17.3	6.0	Libor + 3.25%	August 2006
Syndicated Loan	50.0	17.3	7.875%(1)	April 2007
Subtotal	67.3	23.3
Convertible Notes	136.5	47.3	10%	July 2006
Total Debt	203.8	70.7

(1)	Adjusted Encuesta Rate plus 3% for the second year

(2)	Solely for the convenience of the reader, APSA have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 2005 which was Ps. 2.887 per US$1.0. APSA make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.

Capital expenditures

During the fiscal year ended June 30, 2005 we had capital expenditures of Ps. 114.9 million. We made investment in fixed assets of Ps. 79.3 million primarily in shopping centers of Ps. 50.9 million and for the acquisition of Bouchard 710 of Ps. 20.4 million. We also made investments in our subsidiaries of Ps. 4.2 million for the acquisition of Perez Cuesta S.A. and Ps. 30.8 million for the increase in our ownership interest in APSA. We also invested Ps. 0.7 million in undeveloped parcels of land.

During the fiscal year ended June 30, 2004 we had capital expenditures of Ps.97.2 million. We made a net investment of Ps. 70.3 million for the purchase of shares and options of Banco Hipotecario. We also made investments in fixed assets of Ps. 26.4 million primarily in APSA of Ps. 21.7 million and in the Llao Llao Hotel of Ps. 3.3 million. We also invested Ps. 0.6 million in undeveloped parcels of land.

During the fiscal year ended June 30, 2003 we had capital expenditures of Ps. 42.7 million. We made investments in our subsidiaries of Ps. 31.7 million primarily in APSA. We also made investments in fixed assets of Ps. 10.8 million primarily in the shopping center and hotel segments. In addition we made investments in undeveloped parcels of land of Ps. 0.2 million.

U.S. GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. U.S. GAAP application would have affected the determination of amounts shown as net income for each of the three years in the period ended June 30, 2005, and the amounts of total shareholders’ equity as of June 30, 2005 and 2004, to the extent summarized in Note 23 to our Consolidated Financial Statements.

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

(i)	the impact of certain U.S. GAAP adjustments on equity investees;

(ii)	the accounting for marketable securities;

(iii)	the accounting for the non-contributory management stock ownership plan;

(iv)	the application of different useful lives for depreciation purposes;

(v)	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

(vi)	the accounting for a mortgage payable with no stated interest;

(vii)	the accounting for securitization programs;

(viii)	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

(ix)	the present-value accounting;

(x)	the restoration of previously recognized impairment losses accounting;

(xi)	the accounting for convertible notes;

(xii)	the accounting for troubled debt restructuring;

(xiii)	the accounting for real estate barter transactions;

(xiv)	the accounting for the appraisal revaluation of fixed assets;

(xv)	the accounting for deferred charges;

(xvi)	the amortization of fees related to the Senior Notes;

(xvii)	the accounting for software obtained for internal use;

(xviii)	the accounting for changes in interest in consolidated affiliated companies;

(xix)	the accounting for increasing rate debt;

(xx)	the accounting for certain inventories to which we have received advance payments that fix sales price and the contractual terms assure the closing of the sale and the realization of the gain;

(xxi)	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences in accounting for deferred income tax calculation purposes while under US GAAP are treated as temporary differences;

(xxii)	the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate; and

(xxiii)	the effect on minority interest of the above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 23 to our Consolidated Financial Statements, included elsewhere in this annual report for details.

Net income under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003 was Ps. 103.2 million, Ps. 87.9 million, and Ps. 286.4 million, respectively, as compared to Ps. 129.4 million, Ps. 2.8 million and Ps. 235.1 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2005 and 2004, was Ps. 1,252.2 million and Ps. 959.9 million, respectively, as compared to Ps. 921.7 million and Ps. 587.7 million, respectively, under U.S. GAAP.

C. Research and Development, Patents and Licenses, etc.

This item is not applicable.

D. Trend Information

During fiscal year 2005, the Argentine economy experienced a significant recovery. As a consequence of the currency policy and price stabilization, internal consumption became one of the main engines for economic growth. We experienced a significant increase in operating income which rose 33.5% to Ps. 141.2 million in fiscal year 2005 from Ps. 105.8 million in fiscal 2004. The increase was mainly due to a 41.8% yearly increase in revenues, 13.2% increase in operating costs and 56.6% reduction in results from operations and holdings of real estate assets due to a lower amount of recovery of the allowance for the impairment of long lived assets. There was a considerable improvement in the performance of our sales and development, office, shopping center and hotel segments, which recorded increases in revenues of 7%, 28%, 61% and 22%, respectively, compared to the previous fiscal year.

In the end of 2005, the real estate business regained strength in all of its segments. Construction has increased and the retail market is improving, mainly in the shopping center segment, driven by the increase in consumption in the highest purchasing power sectors and the increased inflow of tourists. These conditions also favored the hotel segment, which took advantage of Dollar revenues versus Peso costs. Moreover, those companies which after the devaluation had been forced to move their offices to cheaper peripheral areas as part of their cost cut down strategy, have now returned to premium areas encouraged by rising, but still low, prices.

Although we expect the positive economic trends to continue, we cannot assure this will occur. Our business is largely affected by economic downturns. Any decrease in investment and consumption decisions could cause a reduction in retail sales, sales of real state and demand for office and commercial space.

We have an asset portfolio of Ps. 2,524 million book value, in attractive locations and with top-level lessees. Cash flow generation from our business is growing at different paces according to each segment. The shopping center segment experienced the greatest recovery, reaching high occupancy and low default rates that surpassed historical records. Hotels have also shown a notable improvement in both tariffs and occupancy levels. Offices recorded sustained increases in occupancy rates and prices, the sales value of property in the locations where our developments are established has been escalating, and there has been considerable increase in the demand for such properties. This activity, however, has not been fully reflected in terms of value, yet. We believe our assets have a great intrinsic value that makes them attractive due to their potential for growth. Our low level of indebtedness, most of which is long-term, and the cash proceeds from the exercise of warrants attached to our convertible debt, will enable us to finance new projects and continue our expansion efforts.

Development and sale of properties

In fiscal year 2005, the sales and developments segment recorded revenues of Ps. 32.3 million, compared to Ps. 30.3 million in fiscal year 2004.

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

Cruceros, Dock II: This is a unique project in Puerto Madero. This residential block of 6,400 square meters is built alongside the “Edificios Costeros” office buildings. It is aimed at the upper-income segment and most condominium areas have spectacular views of the river. During fiscal year 2004 we sold the parcel of land in exchange for housing units of the building being constructed. The project has a progress level of 84% and we started the pre-sale of the units by means of “money advances” for fixing the price.

Benavidez: In March 2004, Desarrolladora El Encuentro S.A. (“DEESA”) decided to exercise its option to acquire the plot in Benavidez that had been granted to it by our controlled company IBSA. DEESA agreed to pay IBSA a total price of US$ 4.0 million. On May 21, 2004, the title deed was executed, and US$ 0.7 million was paid by DEESA. The cash balance of US$ 0.3 million was paid on June 22, 2004. The remaining US$ 3.0 million will be collected in kind, with IBSA receiving 110 residential lots in the projected complex. We are planning the pre-sale for the first quarter of 2006.

San Martín de Tours: In March 2003 we purchased a plot located on San Martin de Tours Street in the Barrio Parque district, the most exclusive residential zone in the City of Buenos Aires. With the signature of the sales contract, a prepayment of US$ 80,000 was made and at the time of the transfer of the title deed in June 2003, US$ 230,000 were paid. At that time, a mortgage was set up in favor of Providence for US$ 750,000 as a guarantee of 25% of the functional units that IRSA must hand over when the building is completed. IRSA financed with its own working capital the construction of the high-quality “house-type” residence complex unlike other property available aimed at the high-income segment. As of June 30, 2005 the project was in its final stage.

Santa María del Plata: Santa María del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to the City of Buenos Aires’s nature reserve. Approval has been granted for the construction of 715,952 squared meters. The development will be targeted at the high-income market. The relevant authorities of the City of Buenos Aires are expected to sign the authorization for the development of Santa María del Plata in fiscal year 2006.

Dock III: On September 7, 2004, we, through our wholly-owned subsidiary Buenos Aires Trade and Finance Center S.A. (“Trade”), and DYPSA, Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a barter and option contract whereby DYPSA proposed to acquire from us plots 1c) and 1e) of Dock III (undeveloped land) at a price of US$ 8.0 million and US$ 10.8 million, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver to us, within a maximum term of 36 months, housing units, parking lots and storage spaces representing in the aggregate 28.50% of the housing unit area to be built in the first building. Furthermore, DYPSA has an option to acquire plot 1e) mentioned above within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the work progress in the first building. In this case, DYPSA agreed to deliver to us in exchange, within a maximum term of 36 months, housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area to be built in the second building. These barter transactions were subject to the approval by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably during the second quarter of fiscal year ended June 30, 2005. As a result, on November 25, 2004 we signed the deed of conveyance of title of the plot 1c) in favor of DYPSA and the option of DYPSA to acquire plot 1e) as explained before. As a guarantee of this transaction, DYPSA set up a first degree mortgage on plot 1c) for US$ 8.0 million in favor of the Company. The option to exchange plot 1 e) is subject to the construction of the 13th floor of the building to be built on lot 1 c). In addition, on May 18, 2005 we entered into a preliminary agreement with DYPSA pursuant to which we will sell to DYPSA plot 1d) for a total consideration of US$ 8.5 million. We received an advance payment of US$ 2.2 million and the balance of US$ 6.3 million will be paid by DYPSA at the time of signing the pertinent deed and subsequent transfer of property, which is scheduled for January, 2006. For details on the accounting for these inventories at June 30, 2005 see Note 4.e. to our Consolidated Financial Statements.

New projects: At June 30, 2005, it remains the second part of the project of Alto Rosario Shopping that involves the construction of a residential complex center on approximately 50,000 square meters. We have signed a preliminary agreement with Villa Hermosa S.A., an unrelated party, to sell a plot of land that is currently an integral part of the land on which we plan the construction of the residential complex. The sale transaction is subject to certain conditions. We have received an advance payment of Euros 0.3 million from Villa Hermosa S.A. in connection with this preliminary agreement.

Also, we have recently acquired a share in a project to develop a unique residential community in the Province of Córdoba.

Offices and other non-shopping center rental properties

During the fiscal year ended June 30, 2005, income from rental properties totaled Ps.19.4 million as compared to Ps.15.1 million during fiscal year 2004.

The leased property segment was among the most affected by the economic crisis. The devaluation of the Peso against the Dollar had a strong impact on the value of leases of class A offices, which fell more than 70% and remained at those levels until the end of 2004, when demand and prices began to increase.

During fiscal year 2005, our offices showed a significant recovery in occupancy rates, with rising rental prices, although still much lower than those reached when the convertibility law was in effect. While in 2000 our premium offices were rented at US$ 30 per square meter, during the crisis these values plummeted to US$ 7.0 per square meter. Currently we are entering into three-year contracts at a final rate of US$ 13 per square meter. Average occupancy in our buildings recovered during the fiscal year, reaching 89% compared to 76% during the previous fiscal year. Increased occupancy have reduced common expenses payable with respect to vacant properties.

The excellent prospects of this business have pushed us to make an important investment in this segment by acquiring the Bouchard Tower covering 15,014 square meters of leasable premium surface, totaling US$ 24.6 million.

Our positive perspective of the business of rent of offices have taken to us to begin the construction of a rental building located in Dock 4 of Puerto Madero, which will have 14,100 square meters of rentable surface and 139 parking spaces.

The occupancy level of our offices continues to recover and is above market average. This improvement in demand has enabled us to obtain more favorable lease terms. We estimate that in the short term our portfolio will reach full occupancy at increased prices per square meter, backed by three-year leases denominated in Dollars with higher prices agreed upon for the second and third year.

Shopping centers

As of June 30, 2005, we had a 60.7% interest in APSA, the company that operates our shopping centers.

Our performance enabled us to distinguish ourselves from our competitors in the shopping center market in the City of Buenos Aires and the greater Buenos Aires area, while maintaining the efficiency gap obtained over the past fiscal year. For the twelve-month period ended June 30, 2005 our tenants sold an average of Ps. 11,309 per square meter, 87% more than our competitors, in the City of Buenos Aires and the greater Buenos Aires area. Our competitors’ sales per square meter are determined by calculating the difference between total square meters of gross leasable area, in the City of Buenos Aires and greater Buenos Aires area, and the square meters of our gross leasable area. Our tenants’ sales increased 33.4% to Ps. 1,697.9 million during this period in comparison with the Ps. 1,272.6 million reached during fiscal year 2004.

Due to increased activity in the retail sector, we have been able to negotiate more favorable leasing conditions with our new tenants and existing tenants upon renewal.

Favorable macroeconomic conditions, allowed us to focus on our core business and to execute some of our projects. In November 2004, we inaugurated the first stage of Alto Rosario Shopping with a 98% occupancy rate. The shopping center offers top quality entertainment areas and services.

Moreover, on September 29, 2004, our subsidiary APSA entered into an agreement for the purchase of an additional 49.9% ownership interest in Mendoza Plaza Shopping S.A., a company mainly engaged in the operation of Mendoza Plaza Shopping, a shopping center in the city of Mendoza with 37,090 square meters of gross leaseable area, 144 retail stores, sales per square meter of US$ 135 and an occupancy rate of 96%. The transaction was consummated on December 2, 2004, after APSA obtained approval from the Antitrust Authorities. As a result of this transaction and of a subsequent capitalization of debt owed to APSA, APSA currently owns a 85.4% interest in this shopping center.

We plan to remodel Alto Avellaneda. We intend to change its image with a new façade, larger floor area, new cinema screens, new entrances and a renovated parking area.

As part of our business strategy we will continue making changes to attract new customers, including new offerings in our shopping centers. We have created several exclusive products and marketing strategies to attract tourists from abroad, including publicity at hotels, harbors and airports. We have implemented advertising campaigns at a national and international level, and our customer service centers are available to respond to questions and confirm the receipt of orders.

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

Hotels

During fiscal 2005, the hotel market continued to improve due to an increase in tourism, mainly foreign, which increased demand and fostered the recovery of prices.

Our accumulated average occupancy rates for the twelve month period ended June 30, 2005 was 75% as compared to 68% in fiscal year 2004. Average rates increased 18.5% from Ps.270 during fiscal year 2004 to Ps.320 reached during fiscal year 2005.

The high cash generation also produced by this business unit allowed us to start the expansion of 42 rooms in Llao Llao Hotel, unique in Argentina both for services rendered and excellent location. In the same context, we have also started work for improving and remodeling the Libertador Sheraton Hotel, located downtown in the City of Buenos Aires.

E. Off-Balance Sheet Arrangements

There are no transactions, agreements or other contractual agreements to which an entity unconsolidated with us is a party that are not currently reflected on our consolidated balance sheet.

However, we have ongoing revolving period securitization programs through which our consolidated subsidiary Tarshop transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors. Under the securitization programs, the Trust issues two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. At the time of the securitization, Tarshop transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified within the caption “Other receivables and prepaid expenses” in our consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in our consolidated balance sheets. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Gain (loss) in credit card trust” in our consolidated statements of income. See note 16 to our Consolidated Financial Statements.

During fiscal year 2002, we also entered into a securitization program with Banco Sudameris (“BS”), under which we sold an aggregate amount of US$ 26.6 million mortgages receivables to a trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgages receivables sold under this program were excluded from accounts receivable in the consolidated balance sheet. Our retained interests in Class A, B and C debt securities were valued at cost plus accrued interest. As of June 30, 2004 debt certificates had been fully amortized. Our retained interest in Class D securities is accounted for under the equity method amounting to Ps. 3.91 million at June 30, 2005. Our credit risk exposure is contractually limited to the subordinated Class D securities. However, we do not expect losses since the receivables are collateralized by mortgages having a fair value in excess of their carrying value. See note 15 to our Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the Company’s contractual obligations as of June 30, 2005:

	Payments due by period
Detail	Less than 1 year	1-3 year	3-5 year	More than 5 years	Total
Long-term debt	101,150	216,064	82,205	—	399,419
Purchase obligation	13,195	8,324	308	—	21,827
Other long term obligation	1,017	1,854	542	1,739	5,152
Total	115,362	226,242	83,055	1,739	426,398

G. Safe Harbor

This section is not applicable.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Composition of the Board of Directors

We are managed by a board of directors. Our by-laws lay down that the Board will be made up of a minimum of eight and a maximum of fourteen full directors and eight to fourteen alternate directors. Currently the board of directors is composed of twelve directors and three alternate directors. Our directors and alternate directors are elected for three year terms by our shareholders by a majority vote at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

The table sets below shows information about our Directors and Alternate directors elected at shareholders’ meetings held on October 22, 2004, August 2, 2005 and November 29, 2005:

Name	Date of birth (m/d/y)	Occupation in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2003	2006	1991
Saúl Zang	12/30/1945	First Vice- Chairman	2003	2006	1994
Alejandro G. Elsztain	31/03/1966	Second Vice- Chairman	2004	2007	2001
Oscar P. Bergotto	06/19/1943	Director	2003	2006	1994
Fernando A. Elsztain	01/04/1961	Director	2005	2008	1999
Ricardo Esteves	05/25/1949	Director	2005	2008	2005
Cedric D. Bridges	11/09/1935	Director	2003	2006	2003
Marcos Fischman	04/09/1960	Director	2003	2006	2003
Fernando Barenboim	09/02/1960	Director	2004	2007	2004
Fernando Rubín	06/20/1966	Director	2004	2007	2004
Gary S. Gladstein	07/07/1944	Director	2004	2007	2004
Mario Blejer	07/07/1944	Director	2005	2008	2005
Salvador D. Bergel	04/17/1932	Alternate director	2005	2008	1996
Juan C. Quintana Terán	06/11/1937	Alternate director	2005	2008	1996
Emilio Cárdenas	08/13/1942	Alternate director	2003	2006	2003

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of APSA, SAPSA, Cresud, Consultores Asset Management and BACS Banco de Crédito & Securitización among others; he is also vice-chairman of

Banco Hipotecario and E-Commerce Latina S.A., among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from Universidad de Buenos Aires. He is member of the International Bar Association (Asociación Internacional de Abogados) and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He is founding partner of Zang, Bergel & Viñes law firm. He is also the first vice-chairman of SAPSA and Cresud and vice-chairman of Puerto Retiro, APSA and Fibesa; director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from Universidad de Buenos Aires. He is the second vice-chairman of Cresud and executive vice-chairman of APSA and SAPSA. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos and director of IBOSA. He is the brother of chairman Eduardo S. Elsztain and cousin of director Fernando A. Elsztain.

Oscar P, Bergotto. Mr. Bergotto is the chief treasury officer of our company since 1991. He has also worked in various other real estate companies. He is director of APSA.

Fernando A. Elsztain. Mr. Elsztain studied architecture at Universidad de Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a family owned real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of APSA, SAPSA, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro among others. He is Alejandro Elsztain’s and Eduardo S. Elsztain’s cousin.

Ricardo Esteves. He has a degree in Political Science granted by the El Salvador University. He formed part of the Boards of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox, Disco Supermarkets. He was one of the founders of CEAL (Consejo Empresario de América Latina), and presently forms part of the Board of Directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

Cedric D, Bridges. Mr. Bridges is qualified as a certified public accountant in the United Kingdom. From 1992 through 1998, he served as chief financial officer of YPF S.A. Mr. Bridges was also financial director of Hughes Tool Argentina, chief executive officer of Hughes Tool in Brazil and Hughes’ corporate vice-president for South American Operations. He is director of Banco Hipotecario.

Marcos Fischman. Mr. Fischman is pioneer in individual and corporate coaching in Argentina. He studied at the Hebrew University of Jerusalem. He provides consulting services to businessmen, scholars and artists. Since 1993, he provides our company with consulting services in organizational communication and development.

Fernando Barenboim. Mr. Barenboim studied architecture at Universidad de Buenos Aires. He also attended post-graduate courses in the same university and the UNESCO. He has a master’s degree from the Argentine Catholic University (Universidad Católica Argentina). He joined IRSA in 1991. He is manager of the real estate portfolio of Banco Hipotecario and is currently IRSA’s commercial manager.

Fernando Rubín. Mr. Rubin has a degree in Psychology awarded by Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001 he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for IRSA, director of human resources for Moet Hennessy Louis Vuitton (“LVMH”) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partners-International Management Consultants.

Gary S. Gladstein. Mr. Gladstein has a degree in Economics awarded by University of Connecticut and a master’s degree in Business Administration from Columbia University. He performed as operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC. He is also director of Soros Fund Management LLC.

Mario Blejer. Dr. Blejer obtained a degree from Hebrew University and a PhD from University of Chicago. He lectured courses at Hebrew University, Boston University and New York University. He has published several articles on macroeconomic and financial stability subjects. He served for twenty years in different departments of the International Monetary Fund. In 2002 he was appointed chairman of the Argentine Central Bank and during 2003 was appointed director of the Center for Studies of Argentine Central Banks of the Bank of England.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad del Litoral). He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from Universidad of de Buenos Aires. He is a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of Cresud; Banco Hipotecario and Nuevas Fronteras S.A.

Emilio J. Cárdenas. Mr. Cárdenas obtained a law degree from Universidad de Buenos Aires and a master’s degree from University of Michigan. He has been a member of our board of directors since 1996. He was chairman of ABRA, founding partner of Cárdenas, Cassagne & Asociados law firm, Argentina’s Permanent Representative to the United Nations, member of United Nations Security Council and is currently a member of the board of directors of HSBC Banco Roberts.

CNV proceedings

Proceeding initiated in July 2005

On July 22, 2005, the Comisión Nacional de Valores served formal notice to Banco Hipotecario, its board of directors, the members of its supervisory committee and its market relationship manager that the Comisión Nacional de Valores had initiated a proceeding (a “sumario”) against each and everyone of them and Banco Hipotecario, in which it questioned the validity and amount of certain payments made in 2005 (in connection with the fiscal year 2004) to the members of Banco Hipotecario’s executive committee and to certain of its senior managers under the management compensation plan, as well as the publicity given to them. Banco Hipotecario’s management compensation plan was approved by Banco Hipotecario’s shareholders at the shareholders meetings held on April 28, 1999 and May 31, 2004.

The members of Banco Hipotecario’s executive committee voluntarily deposited the amount of fees received by them in escrow accounts maintained with Banco Hipotecario, pending the shareholders’ meeting specially called by its board of directors to approve the objected payments, and filed (as Banco Hipotecario and the other charged parties did) their defenses before the Comisión Nacional de Valores.

At the shareholders meeting held on August 31, 2005, 97.89% of our capital stock was represented and voted. The compensation payments that were the subject matter of the sumario presented by the Comisión Nacional de Valores and, in particular, the amounts of Ps. 2.8 million paid for profit sharing and Ps.17.5 million paid for stock appreciation rights, that accrued during the course of the fiscal year ended December 31, 2004, were approved at the shareholders meeting by the favorable vote of a majority of the shares present. The Argentine government, in its capacity as shareholder, voted against the approval of these compensation payments.

On September 30, 2005, the Comisión Nacional de Valores issued Resolution No. 15,205, whereby it imposed on Banco Hipotecario a fine of Ps.1,000,000, to be paid jointly by the members of our executive committee, in the understanding that all of them breached certain rules and regulations in force. In addition, it released the rest of the directors from certain charges and imposed on them admonition sanctions on account of other charges, and issued warnings against the members of the supervisory committee and market relations manager.

On October 25, 2005 Banco Hipotecario and the members of the executive committee appealed the fine and the entire decision. Some of our director’s are members of the executive committee of Banco Hipotecario.

Proceeding initiated in August 2005

On August 25, 2005, the Comisión Nacional de Valores initiated a second sumario, against certain principal shareholders and directors of Banco Hipotecario, alleging manipulation in the market price of Banco Hipotecario’s shares supposedly achieved by an increase in the volume of shares traded from November 1, 2004 through February 14, 2005. One of our shareholder’s and some of our directors are involved in the above described sumario. The Comisión Nacional de Valores based its sumario on the fact that the increase in Banco Hipotecario’s share price, which was in the range of approximately 79% during the period in question, could solely be due to the market intervention and manipulation by shareholders and individuals referred to in the sumario. Such intervention that reportedly consisted in sales of shares by two of them and sales and purchases of shares by the third shareholder.

We understand that: (a) the legal representatives of the shareholders argued that the Comisión Nacional de Valores did not have standing to sue them; and (b) the shareholders and the other charged parties filed a series of substantive defenses aimed at establishing that there was no market manipulation whatsoever, arguing that: (i) there is no causal relationship between the increased trading of Banco Hipotecario’s shares and the higher market price; (ii) there are different variables, both internal and external to Banco Hipotecario, that explain their market price and prospects of Banco Hipotecario, as well as the appreciation of the shares that occurred during the period under investigation, which relate to Banco Hipotecario’s favorable results, sound fundamentals, and the relative lagging of its market prices prior to this period compared to securities of other financial institutions in Argentina; (iii) no direct relationship was proven to exist between the appreciation in the value of the shares and the transactions carried out by the charged parties; (iv) a significant portion of the shareholders’ sales volume is explained by new, genuine, direct demand from foreign institutional investors; and (v) the apparent significance of the shareholders’ share in the trading volume has an almost linear relationship with their shareholding percentage, given their capacity as principal shareholders who own more than 40% of the Class D shares.

This proceeding can be lengthy and its outcome is uncertain. Under its regulations, the Comisión Nacional de Valores may impose penalties (which might include monetary fines and other measures as provided by the applicable law) to the charged parties, if it were proven that the increase in the traded volumes was the direct and exclusive cause of the increase in the price of Banco Hipotecario’s shares from November 2004 through February 2005.

Employment Contracts with our Directors

We do not have any employment contracts with our directors,

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five directors, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain as members, and Mr. Oscar P. Bergotto as alternative member. The executive committee is responsible for the management of the day to day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bylaws authorize the executive committee to:

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

Information about Members of the Supervisory Committee

The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting held on November 29, 2005:

Name	Date of birth	Position	Current position held since
José D. Abelovich	07/20/1956	Member	1992
Marcelo H. Fuxman	11/30/1955	Member	1992
Roberto Murmis	04/07/1959	Member	2005
Silvia De Feo	10/07/1958	Alternate member	2003
Maria Marta Anzizar	09/24/1960	Alternate member	2005
Sergio Kolaczyk	11/28/1964	Alternate member	2005

Set forth below is a brief biographical description of each member of our supervisory committee,

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

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires, He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the supervisory committee of APSA, SAPSA and Inversora Bolívar.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires,. Mr. Murmis is a partner at Abelovich, Polano & Asociados / SC International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of SAPSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados/ SC International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the supervisory committees of SAPSA, Inversora Bolivar S.A. and Baldovinos S.A.

María Marta Anzizar. Mrs. Anzizar obtained a degree in accounting from the Universidad de Buenos Aires. She is a manager at Abelovich, Polano and Associates, an accounting firm in Argentina and is an external audits of Alto Palermo S.A.(APSA), Shopping Alto Palermo S.A., Emprendimiento Recoleta S.A. and Mendoza Shopping S.A. among other companies of the holding group.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires. He is a professional of Abelovich, Polano & Asociados , a member firm of S C Intenational. He is also a member of the supervisory committee suplend of APSA, Cresud, S.A. IRSA.

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

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA -Centro de Estudios Macroeconómicos Argentinos-) and in the IAE (Universidad Austral). He formerly worked as a senior securities trader in Citibank. He also held several management positions related to investment banking and capital markets at Banco Río (BSCH) and was financial director of the Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of APSA and Cresud.

David A. Perednik. Mr. Perednik obtained a degree in accounting from Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as financial manager from 1986 to 1997. He also worked as a senior consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He also serves as chief administrative officer of APSA and Cresud.

B. Compensation

Compensation of Directors

Under Argentine law, if the compensation of the members of the board of directors and the supervisory committee is not established in the bylaws of a company, it should be determined at the shareholders meeting. The maximum total compensation for the members of the board of directors and the supervisory committee, including compensation for technical or administrative activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased in proportion to the distribution.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine corporation’s law, taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results, their responsibilities, the amount of time devoted to their functions, their capability, their professional reputation and the market value of the services they perform. Once the amounts are determined, they are considered at the shareholders meeting.

At the shareholders meeting held on November 29, 2005, the shareholders approved by a majority of 99.96% the decision to pay a compensation of Ps. 7.4 million to the board of directors for the services performed in fiscal year ended June 30, 2005.

Compensation of Senior Management.

We pay our senior management pursuant to a fixed amount which accounts for their background, skills and experience as well as an annual bonus which varies according to their individual performance and our overall results.

The aggregate cash compensation of our senior management for the fiscal year ended 2005 was Ps. 3.8 million.

Compensation of Supervisory Committee.

The shareholders meeting held on November 29, 2005 approved by a majority of 99.96% of votes the decision not to pay compensation to our Supervisory Committee.

Benefit Plans

Currently there are no variable compensation, no plans providing for pension or retirement, nor any other kind of compensation or remuneration other than the arrangements described above for the members of the board of directors, supervisory committee and senior management.

Audit Committee

Pursuant to the System governing the Transparency of Public Offers established through Decree 677/01, the rules of the Comisión Nacional de Valores, Comisión Nacional de Valores Resolution Nº 400 and 402 and as from the first fiscal year subsequent to the effectiveness of Decree 677/01, the Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors whose main function will be to assist the Board in performing its duty of exercising due care, diligence and competence in issues relating to our company, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

On May 27, 2004, the board officially notified the Comisión Nacional de Valores of the establishment of the Audit Committee, as required by article 15 of the Regime for Transparency in Public Offering approved by Decree 677/01 and section 13 of Resolution 400/2002.

In accordance with Decree 677/01 and with the Regulations of the Comisión Nacional de Valores our Audit Committee was formed by three directors, two of which were independent directors under Argentine Law Standards. The NYSE Regulations establish that as of July 31, 2005 foreign companies listing securities in the United States must have an Audit Committee fully formed by independent directors.

Therefore, our board of directors appointed three independent members, Messrs. Mario Blejer (independent), Cedric Bridges (independent) and Ricardo Esteves (independent), which were selected in the board of directors meeting held on December 21, 2005.

Compensation of Audit Committee

The members of the Audit Committee do not receive additional compensation to the one received for their services as members of the board of directors

C. Board Practices

Benefits upon Termination of Employment

Under the Executive Employment Agreements entered into with Messrs. Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto, if we terminate the Executive Employment Agreements without cause, we will be liable to the relevant executive for two years of compensation.

D. Employees

As of October 31, 2005, we had 2,288 employees. Our employees are not represented by any union nor other collective bargaining organization, except for our hotel workers, who are members of a union. We have never experienced a work stoppage. We believe that our relations with our employees are good.

The following table sets forth the number of employees in our various businesses at the dates shown:

	Argentine Real Estate	Shopping Centers	Hotels	Telecommu- nication	Credit Card	Total Staff (1)
As of June 30, 2003	140	605	628	51	222	1,646
As of June 30, 2004	129	681	688	51	390	1,939
As of June 30, 2005 (2)	154	872	497	75	556	2,154
As of October 31, 2005 (3)	167	876	545	0	700	2,288

•	Real Estate Argentina includes IRSA, IBSA, BALDOVINOS, MADERO, LIBERTADOR 498 (Madero is not included since dic-03)

•	Shopping Centers includes ALTOCITY (e-commerce) since 6/2000 and Alto Research since 12/2003.

•	Hotels includes INTERCONTINENTAL, SHERATON LIBERTADOR, LLAO LLAO

•	Telecommunications Companies includes RED ALTERNATIVA, ALTERNATIVA GRATIS

•	Credit Card includes Tarshop.

(1)	All employees are geographically located in Argentina.

(2)	Not included in the report: 3 temporary employees were working at the Shopping Centers and 110 in the Hotels

(3)	Not included in the report: 8 temporary employees were working at the Shopping Centers and 110 in the Hotels

The most significant changes in the number of employees in our shopping center segment are due to the opening of Shopping Center Alto Rosario on November 9, 2004 and the consolidation of Mendoza Plaza Shopping after the purchase of an additional 49.9% ownership interest on September 29, 2004.

E. Share Ownership

Share Ownership by Directors, Members of the Executive Committee, Members of the Supervisory Committee and Senior Management.

The following tables set forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, senior management and members of the audit committee as of November 30, 2005.

Name	Position	Share Ownership
		Number of Shares		Percentage(*)
Boards of Directors
Eduardo S. Elsztain	Chairman, member of the executive committee and Chief Executive Officer.	78,782,554	(1)	21.4%
Saúl Zang	First Vice-Chairman and member of the executive committee.	703		0.00%
Alejandro G. Elsztain	Second Vice-Chairman and member of executive committee.	82,849		0.02%
Oscar P. Bergotto	Director and alternate member of the executive committee.	—		—
Fernando A. Elsztain	Director and member of executive committee.	—		—
Ricardo Esteves	Director	—		—
Cedric D. Bridges	Director	—		—
Marcos Fischman	Director, alternate member of the executive committee	—		—
Fernando Barenboim	Director and Chief Commercial Officer.	—		—
Fernando Rubín	Director.	—		—
Gary Gladstein	Director.	21,003		0.01%
Mario Blejer	Director	—		—
Salvador D. Bergel	Alternate director.	—		—
Juan C. Quintana Terán	Alternate director.	—		—
Emilio Cárdenas	Alternate director.	—		—
Senior Management
Gabriel Blasi	Chief Financial Officer.	—		—
David A. Perednik	Chief Administrative Officer.	—		—
Supervisory Committee
José D. Abelovich	Member.	—		—
Marcelo H. Fuxman	Member.	—		—
Roberto Murmis	Alternate member.	—		—
Silvia De Feo	Alternate member.	—		—
Maria Marta Anzizar	Alternate member.	—		—
Sergio Kolaczyk	Alternate member.	—		—

(1)	Includes (i) 77,850,702 shares of common stock owned by Cresud (by reason of his position with Cresud, he may be deemed to own all of our common stock shares held for the account of Cresud) and (ii) 931,852 shares of common stock beneficially owned by Inversiones Financieras del Sur (IFISA). The number of shares beneficially owned will be 222,538,690 in case of full conversion of the notes and warrants issued pursuant to 39,173,547 units.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table shows, as of November 30, 2005, the information known by us, regarding the beneficial ownership of our outstanding common stock by:

•	each person known to us to be beneficial owner of more than 5% of our outstanding common shares.

•	each of our named executive officers;

•	each director; and

•	all current directors and executive officers as a group.

Name	Share Ownership
	Number of Shares		Percentage(*)
Eduardo S. Elsztain	78,782,554	(1)	21.4
Saúl Zang	703		0.00%
Oscar P. Bergotto	27,805		0.019%
Fernando A. Elsztain	—		—
Alejandro G. Elsztain	82.849		0.02%
Carlos R. Esteves	—		—
Cedric D. Bridges	—		—
Marcos Fischman	—		—
Fernando Barenboim			—
Fernando Rubín	—		—
Gary Gladstein	21,003		0.01%
Mario Blejer	—		—
Salvador D. Bergel	—		—
Juan C. Quintana Terán	—		—
Emilio Cárdenas	—		—
Senior Management
Gabriel Blasi	—		—
Directors and executive officers in the aggregate	78,866,106		21.4%
Pension Funds in the aggregate(2)	20,803,441		5.6%
Templeton Investment Counsel	33,085,170		9.0%
Emerging Markets Investors Corp	19,800,000		5.4%
Newgate LLP	19,711,140		5.3%

(1)	Includes (i) 71,225,786 shares of common stock owned by Cresud by reason of his position with Cresud, he may be deemed to own all of our common stock shares held for the account of Cresud) and (ii) 1,000 shares of common stock beneficially owned by Inversiones Financieras del Sur (IFISA). The number of shares beneficially owned will be 246,344,606 in case of full conversion of the notes and warrants issued pursuant to 47,544,606 units.

(2)	Based on estimations from the Superintendence of AFJP (“Administradora de Fondos de Jubilaciones y Pensiones”). None of the pension funds individually own more than 5.0% of our common stock. The highest percentage owners of the shares are Consolidar with 1.4%, with 1.2%, and Origenes with 1.0%.

Changes in Share Ownership

	Share Ownership as of
Shareholder	Nov. 30, 2005 (%)	June 30, 2005 (%)	June 30, 2004 (%)	June 30, 2003 (%)	June 30, 2002 (%)
Eduardo S. Elsztain	21.4	23.7	25.42	26.52	31.93
Cresud	21.1	22.4	25.42	22.86	19.85
Templeton Investment Counsel	9.0	1.3	10.81	16.73	16.76
Capital Gurdian Trust Co.	5.4	5.9	—	2.92	5.06
Newgate LLP	5.3	5.2	5.51	5.51

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

Securities held in the host country

As of November 30, 2005, there were approximately 28,426,800 Global Depositary Shares (representing 284,268,000 of our common shares, or 77.2% of all of our outstanding shares) held in the United States. Additionally, as of such date, there were approximately 87 registered holders represented by American Depositary Shares in the United States.

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

As of November 30, 2005, the number of Convertible Notes outstanding amounts to US$ 56,980,997, the number of warrants currently outstanding amounts to 57,754,471, while 368,447,883 of our shares are outstanding.

As of November 30, 2005 our directors and senior officers controlled, directly or indirectly, approximately 21.4% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. Related Party Transactions

Fundación Museo de los Niños

On October 31, 1997, our shareholders approved the execution of an agreement granting Fundación IRSA, a non profit organization whose chairmain is Eduardo Elsztain, the free right to use approximately 2,670 square meters of constructed area in the Abasto Shopping Center for a 30-year period. The commercial value of the area in question is approximately Ps. 21,000 per month.

We increased our investment in Banco Hipotecario S.A. in fiscal year 2004

On December 30, 2003, we purchased 4,116,267 shares of Banco Hipotecario at US$ 2.3868 per share and 37,537 warrants at US$ 33.86 each with the right to purchase 3,753,700 additional shares. We paid US$ 11.1 million for such securities. On February 2, 2004, we exercised a substantial portion of the warrants acquired during fiscal year 2004 as well as warrants we had previously acquired. As a result, we acquired 4,774,000 shares of Banco Hipotecario for a total consideration of Ps. 33.4 million. During the last quarter of fiscal year 2004, we sold 2,487,571 shares of Banco Hipotecario to IFIS S.A. (indirect shareholders) for a total consideration of US$ 6.1 million (market value equivalent to Ps.7.0 per share). We recognized a loss in connection with the sale amounting to Ps.1.6 million. See Note 3.c. to the Consolidated Financial Statements for details on the accounting for this investment. Also, as of June 30, 2005, the voting power held by IRSA and Ritelco S.A. in Banco Hipotecario were 10.20% and 8.15%, respectively.

As of June 30, 2005, we owned 11.76% of Banco Hipotecario, 5.22% of such ownership is through our subsidiary Ritelco S.A. Also, as of June 30, 2005, the voting power held by IRSA and Ritelco S.A. in Banco Hipotecario were 10.20% and 8.15%, respectively.

Some of our directors are also directors of Banco Hipotecario.

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

As of November 30, 2005, 21.1% of our common shares are property of Cresud. During fiscal year 2005, Cresud decided to convert US$ 5.0 million of Convertible Notes as part of its long-term strategy intending to revert the reduction in its equity interest as a consequence of the conversion and exercise of Warrants by third parties during the year. Assuming Cresud exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, Cresud would own 33.3% of our common shares. In the case all shareholders exercise their conversion rights and Cresud exercise them as well, Cresud would own 30.6% of our common stock

Purchase of our shares by Cresud

As of June 30, 2005, Cresud had invested Ps. 197.4 million in us through the purchase of our shares and convertibles notes. As of June 30, 2005, Cresud held approximately 22.4% of our common shares. Eduardo S. Elsztain and Saúl Zang, are chairman, and vice-chairman, respectively, of our board of directors as well as our shareholders. They are also chairman and vice-chairman, respectively, of the board of directors of Cresud. Mr. Eduardo S. Elsztain and Saúl Zang are also shareholders of Cresud.

Lease of our Headquarters

Our Chairman offices are located at Bolivar 108, City of Buenos Aires. We have leased from Elsztain e Hijos S.C.A., company controlled by relatives of Eduardo S. Elsztain, our chairman and also from Hamonet S.A., a company controlled by Fernando a. Elsztain, one of our Directors, and certain of his relatives. A lease agreement was signed among us, APSA, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease has a term of 120 months and rent of Ps.8,490 payable on a monthly basis. We, APSA and Cresud each pay one-third of such rent, that is Ps.2,830 each.

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

On the basis of this program, the Parties entered into the Shared Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party maintains its own strategies commercial independence, records and accounting systems. This agreement does not adversely affect internal control systems or external audit tasks. Each party continues to have separated assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program and Mr. Abraham Perelman was appointed as the responsible individual. Such individual shall be member of the Parties’ Audit Committees. The main duties to be performed under this project are (a) monitoring the implementation of the project in accordance with the agreement; (b) reviewing the billing report of each party on a monthly basis to analyze and check it against the provisions of the agreement, and –in the event of discrepancies or deviations – preparing a report to submit to the General Coordinator, and the Parties’ boards of directors and (c) assessing, on a permanent basis, the results derived from the project’s implementation and suggesting changes to the General Coordinator in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

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

The Shared Services Agreement has been reported in a report on Form 6-K dated July 1, 2004.

Lease of office property

We have entered into lease agreements for offices with Altocity.com and Red Alternativa S.A. in the Costero building located in Puerto Madero, Buenos Aires. Under the leases the monthly rents payables are Ps. 0.005 million and Ps. 0.008 million plus CER, respectively. The agreement with Altocity.com expired in October 2004. Although the agreement with Red Alternativa S.A. expired in May 2004 and does not contemplate an automatic extension, the parties are still performing as though the agreement is still in effect and negotiating a contract renewal.

In December 2003 Cresud moved its administrative offices to the 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. Cresud leased its administrative offices and five parking lot attendants from our subsidiary Inversora Bolivar S.A. pursuant to a lease agreement. This agreement has an initial term of 60 months with an optional extension for 36 additional months. Cresud pays a monthly rent of US$ 0.003 million with the first two months free.

Legal Services

During the fiscal years ended June 30, 2005, 2004 and 2003 we paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.1.1 million, Ps. 1.1 million and Ps. 1.4 milliion, respectively, as payments for legal services. Our director, Saúl Zang, and our alternate director, Salvador D. Bergel, are partners of, and Juan C. Quintana Terán, our alternate director, is of counsel of the law firm. Ernesto Manuel Viñes, partner of the firm, is a member of the board of directors of our subsidiary Banco Hipotecario.

Investment fund

Since 1996, we have investments in Dolphin Fund Plc, an open-ended investment fund which is related to our director Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to our net gain on holding Dolphin Fund Plc. for the years ended June 30, 2005, 2004 and 2003 are Ps.16.3 million, Ps. 4.4 million and Ps. 13.1 million, respectively.

Donations to Fundación IRSA and Museo de los Niños

During the years ended June 30, 2005, 2004, and 2003, we made donations to two not-for-profit organizations, namely Fundación IRSA and Fundación Museo de los Niños, for a total amount of Ps. 4.1 million, Ps. 2.4 million and Ps. 5.0 million, respectively. Eduardo S. Elsztain is the President of these organizations.

Agreement with Inversiones Falabella Argentina S.A.

Simultaneously with the purchase-sale of the shares of Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.), we entered into an Agreement with Inversiones Falabella Argentina S.A. establishing as follows:

1. Capitalization terms were agreed in the event that the Company or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through Company’s contributions.

2. Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) and Inversiones Falabella Argentina S.A., the Company will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3. In its capacity as surety, the Company will ensure payment by Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) to Inversiones Falabella Argentina S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4. Inversiones Falabella Argentina S.A. have an irrevocable right to sell its shares in Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) (put option) to the Company, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

As of November 30, 2005, the events of the agreement established in point 1 and 3 took place.

Options to Purchase Shares of Altocity.Com S.A.

In January 2000, E-Commerce Latina, a company owned 50% by us and 50% by Telefónica Argentina, granted Consultores Internet Managers Ltd. an option to purchase certain of its class B shares of Altocity.Com S.A. Consultores Internet Managers Ltd. is a special-purpose Cayman Islands’

corporation created to act on behalf of its management and is represented by an independent attorney-in-fact.

The option granted to Consultores Internet Managers represents 15% of the capital stock of Altocity.Com S.A. and was granted for a period of eight years.

Pursuant to the terms of the agreement, the exercise price is equal to the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.Com S.A. by E-Commerce Latina, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option, over (ii) the total number of class B shares owned by E-Commerce Latina at the exercise date of the option.

The option was granted to Consultores Internet Managers Ltd. to be allocated by it among the management of Altocity.Com S.A. as an incentive compensation for their services, but as of today, no individual awards have been determined for participating employees under this option. Upon exercise of the option, Consultores Internet Managers Ltd.’ sole asset will be its 15% interest in Altocity.Com S.A.

C. Interests of Experts and Counsel

This section is not applicable

ITEM 8.	Financial information

A. Consolidated Statements and Other Financial Information

See Item 18 for our Consolidated Financial Statements.

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

IRSA

Puerto Retiro

On November 18, 1997, through the acquisition of the capital stock of the Old Alto Palermo (currently IBSA), Pérez Company’s real estate subsidiary, we indirectly acquired 35.2% capital stock of Puerto Retiro. The Old Alto Palermo had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In addition, pursuant to the execution of several stock purchase agreements in May and June 1999, we, through Inversora Bolívar S.A., increased our interest in Puerto Retiro up to 50% of its capital stock.

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

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly government owned company privatized in 1991 and engaged in the shipyard industry, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. The property did not have (and still does not have) approved zoning established in the Urban Planning Code and no project can be currently developed.

After the purchase of Tandanor by Indarsa, Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$ 18 million, pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. The deed was executed in June, 1993.

Indarsa did not comply with the payment of the outstanding price for the purchase of the capital stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its shareholdings in Tandanor, the Ministry of Defense is extending the bankruptcy to other companies or individuals which, according to its view, acted as an economic group, and therefore, requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

On April 18, 2001, the judicial procedure entered into trial stage. At the present time, a provisional measure prohibiting changes and disposition of this building is still in effect. We are currently awaiting the Court’s ruling on this matter.

We cannot assure the succeed of the outcome of this judicial proceeding.

If the plaintiff’s claim is favored by the court or by the court of appeals, such decision may cause a material adverse effect on our financial situation, since all of the assets of Puerto Retiro will be used to pay the debts incurred by Indarsa. The Company’s investment in Puerto Retiro amounts to Ps. 45.5 million as of June 30, 2005.

Llao Llao Holding S.A.

Llao Llao Holding S.A. purchased Hotel Llao Llao on November, 1997, from National Parks Administration. Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA), predecessor of Llao Llao Resorts S.A. was sued in 1997 by National Parks Administration to obtain collection of the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$ 2.87 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$ 2.87 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March 2, 2004, the Company made a payment deposit of Ps. 7.19 million with Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and deposited Argentine sovereign debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4.12 million. The total amount settled on that date was Ps. 9.15 million.

The court served notice of payment made on the plaintiff. On June 30, 2004 the plaintiff filed a brief rejecting said payment considering it partial and requested the court the determination of term for the deposit of funds until final payment of the total debt.

The trial court pesified the plaintiff´s credit and the plaintiff appealed this decision. The court of appeal ruled in favor of the plaintiff maintaining their credit in U.S. Dollars. We have appealed this decision and the appellate court declared it inadmissible. We appealed before the Federal Supreme Court and the final decision is still pending.

A report of the legal advisors states that the balance remains unpaid and outlines that the Company has deposited with the court the debt instruments determined in the unpaid balance, and an amount in cash of Ps. 7.19 million, whereas the unpaid balance approved in the court records was US$ 3.78 million. Consequently, as of June 30, 2005 our management recorded a reserve in the amount of Ps. 3.77 million which was determined calculating the difference between the amount claimed for in concept of compensatory and punitive interest (US$ 3.8 million) and the amount deposited in payment (Ps 7.19 million).

In September 2001 Llao Llao Resorts S.A. entered into an agreement with six of the plaintiff’s attorneys by which the company agreed to pay them the amount of US$ 1.2 million in concept of fees which would be paid in twelve equal monthly installments of US$ 100,000 each to be deposited with Banco de la Ciudad de Buenos Aires. The first three installments were paid before the devaluation of the Peso and the following nine installments were paid in Pesos after the devaluation.

One of the six attorneys never challenged these payments. The remaining five attorneys filed a motion alleging that that the amount agreed should have been paid in U.S. Dollars and not in Pesos and calculating the difference between the amounts paid in Pesos and the U.S. Dollar amount agreed in concept of fees which they understood amounted to US$ 384,000. In March 2005, at the request of two of the attorneys the court issued an order to attach the amount of Ps. 788,000 from the Company’s checking accounts. As of June 30, 2005 the attachment amounted to Ps. 861,000.

Our legal advisors challenged the liquidation performed by these two plaintiffs for several reasons. Firstly, the first three installments paid prior to the pesification need not be readjusted because they were made when the Peso was at a 1 to 1 parity with the U.S. Dollar. Secondly, the interest claim made by the plaintiffs is unlawful and exorbitant. On December 2, 2005 the court resolved ordering the payment of the currency difference with regards to the last nine installments which would be calculated using the exchange rate in force at the time the deposits were made and rejecting the interest claim considering that the relief sought was already covered by the readjustment ordered. This court order may be appealed by the plaintiffs.

We are currently negotiating an out-of-court agreement with the remaining three attorneys. The liquidation presented by them includes the amount of US$ 288,112.35 in concept of capital applied to the currency difference between the payments made in Pesos and the original fee agreement and US$ 72,528.78 in concept of interest which results in a total amount of US$ 360,641.13. We understand that they are willing to arrive at an agreement which could include an installment payment plan.

In accordance with the probable contingency reported by the lawyers as of June 30, 2005, the Company management has reserved the amount of Ps. 2.3 million.

Neuquén Project

On July 6, 1999 APSA acquired 94.6% ownership of Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001 or at the completion of the construction of the shopping center, whichever happened first. We clarify that said amounts are in Pesos according to the emergency legislation in force. See Item 3.D. “Risks Factors”. However, Shopping Neuquén S.A.’s former shareholders have challenged the constitutionality of such legislation, and no final decision has been issued. As of November 30, 2005 the purchase price balance remains unpaid.

Shopping Neuquén S.A.’s sole asset is a plot of land of approximately 50,000 square meters on which a shopping center is proposed to be built. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex none of which have been commenced.

Legal issues with Shopping Neuquén S.A’s former shareholders

On August 15, 2003 APSA was informed that the former shareholders of Shopping Neuquén S.A., who had a 85.75% interest, filed a complaint against APSA seeking recovery of the purchase price balance, interest and legal costs. In September 2003, APSA answered the complaint opposing several defenses such as, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance according to the emergency legislation. Moreover, APSA filed a counterclaim alleging there should be a readjustment of the effects of the contract which became excessively burdensome for unforeseeable reasons given the 2001 economic, social and political crisis. In November

2003 the plaintiffs replied to APSA’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus APSA’s contract readjustment claim was inadmissible. As of November 30, 2005 the trial is under discovery stage.

Legal issues with the Municipality of Neuquén

In June 2001 Shopping Neuquén S.A. filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already performed by Shopping Neuquén S.A. would be lost and accrued in favor of the Municipality of Neuquén, leaving Shopping Neuquén S.A. with no right to compensation.

On January 21, 2003 Shopping Neuquén S.A. submitted its response to the Decree 1437/02 requesting its revocation. It also requested permission to submit a new construction timetable, which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting this. On June 25, 2003 Shopping Neuquén S.A. filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén S.A. had expired. The decision, however, is not final. APSA filed an appeal but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible APSA will file an appeal directly with the Federal Supreme Court.

Shopping Neuquén S.A. is currently seeking to negotiate with the Municipality of Neuquén the terms of an agreement that might permit reactivation of the proposed development. Nevertheless, we cannot give you any assurance that APSA will be able to achieve such an agreement on commercially reasonable terms, if at all, and if APSA cannot, the Municipality of Neuquén would be entitled to request the restitution of the property and APSA will likely lose all or substantially all of its investment which amounts to Ps. 10 million.

We maintain a provision of Ps. 2.3 million which represents our best estimate of the probable loss to be incurred in connection with these claims.

Other Litigation

We are involved in other litigation which derives from the ordinary course of our business. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimates of the outcomes of these matters and the lawyers’ experience in contesting, litigating and settling similar matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

Dividend Policy

Pursuant to the Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statements approved by the shareholders. The Board of Directors may declare interim dividends, in which case each Board member and Supervisory Committee member will be joint and severally responsible for the return of such dividends if, at the end of the fiscal year in which such interim dividends were paid, the realized profits were insufficient to allow the payment of such dividends. The amount and payment of dividends are subject to the approval of our Annual Ordinary Shareholders Meeting. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

In light of the principal shareholders’ ability to exercise significant influence over the selection of board members, they have the power to control the declaration, amount and payment of dividends, subject to Argentine legislation and the Company’s by-laws.

The Board submits the annual report and balance sheet of the Company for the previous fiscal year, together with the reports from the Audit and Supervisory Committee, for the approval during the annual general meeting of shareholders. The annual ordinary shareholders’ meeting, called to approve the annual report and financial statements and to determine the distribution of the Company’s net income for the year, must be held prior to October 30 each year. Pursuant to the Law of Corporations and our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

•	5% to the legal reserve fund until reaching 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated for the compensation of our directors and members of the supervisory committee; and

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders determine at the shareholders’ meeting.

According to rules issued by the Argentine Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered within three months of the holding of the annual general meeting that were to have approved them.

If and when our Company declares and pays dividends on its ordinary shares, the holders of global share certificates in the Company, each representing the right to receive 10 ordinary shares (the “GDS”) at the corresponding registration date shall have the right to receive the dividends due on the ordinary shares underlying the GDS subject to the term of the Modified and Ordered Deposit Contract dated December 12, 1994 signed between our Company. The Bank of New York and the eventual holders of the Global Depositary Shares. Cash dividends are to be paid in Pesos, and except in certain circumstances they will be converted by the Depository into dollars at the rate of exchange in force at the date of conversion and shall be paid to the holders of the Global Depositary Shares net of any commission on the distribution of dividends, costs and conversion charges, taxes and official dues.

In the past, we paid dividends in cash and stock that averaged Ps. 0.11 per share. At our shareholder’s meeting held on October 30, 2000, our shareholders approved the distribution of 20,729,472 treasury shares on a pro rata basis.

With regard to the fiscal year ended June 30, 2001, there was a loss of Ps. 59.9 million. In order to keep adequate liquidity level, to reduce the outstanding debt and the financial burden, we did not pay any cash dividends.

During fiscal year 2002 the Company reported a loss of Ps. 539.1 million. Consequently, we maintained our policy not to distribute cash dividends. However, the shareholders’ meeting held on November 5, 2002 resolved the distribution of a total of 4,587,285 treasury shares (purchased at an average approximate price of Ps. 2.15 per share) prorated and in proportion to the corresponding shareholdings.

In accordance with certain obligations assumed by the Company, there are limitations on the dividends that we can distribute. Under the Unsecured Loan Agreement for US$ 51 million, our company: (i) shall not be able to pay dividends or make any distribution or repurchase of debt or shares except for restricted payments from our subsidiaries to our company, (ii) restricted payments can be made as long as no event of default shall have occurred and be continuing or would occur as a consequence thereof, and no breach of the financial covenants shall have occurred in the calculation period immediately preceding the proposed date of such restricted payment.

The Fourth Supplemental Indenture that governs the terms of the Series 03 Secured Notes due 2009 for US$ 37.4 million contains the same restrictions on the payment of dividends, although limited to the existence of outstanding Series 03 Secured Notes due 2009.

As from fiscal year 2003 we reported profits each year, although owing to the restrictions arising from our debt instruments we were prevented from distributing dividends.

The Company is temporarily restricted in the distribution of dividends until November 2009 due to the financial commitments assumed in its debt restructuring. Although we expect to distribute cash dividends in the future, we cannot assure that we will be able to do so.

The table that follows presents the dividend payment ratio and the total amount of dividends paid for each fully paid-in common share for the mentioned years. Figures in Pesos are stated in historical Pesos at the corresponding date.

	Payments (1)
Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—

Note:

(1)	Corresponds to per share payments. To calculate the dividends paid per Global Depositary Shares, the payment per share should be multiplied by ten.

Although our intentions are to distribute cash dividends in the future, there can be no assurance that we will be able to do it.

B. Significant Changes

Conversion of Notes

As of December 23, 2005, the holders of our Convertible Notes exercised their conversion rights. The total number of notes converted were 43,019,003 with a face value of US$ 1 each in exchange for 54,220,773 shares with a face value of Ps.1 each. Also warrants issued by our company were exercised for a total of 42,245,529 face value, resulting in the issuance of 77,514,700 shares. Total proceeds from this transaction were US$ 50,702,369 million.

As of December 23, 2005, 2005 the number of Convertible Notes currently outstanding amounted to 56,980,997. The number of warrants currently outstanding amount to 57,754,471, while 368,447,883 of our shares are outstanding.

Acquisition of Canteras Natal Crespo S.A.

In July 2005 we acquired 38.45% ownership interest in Canteras Natal Crespo s.a. (“CNC”) for a total consideration of US$1.3 million.

In addition, we have the obligation to buy an additional 11.55% ownership interest if the remaining sharesholders decide to sell their shareholdings for a total consideration of US$ 0.4 million. CNC is a company located in the Province of Cordoba that will be engaged in the sale and development of plots, house-buildings and other real estate activities. ECIPSA S.A. is our partner in this project.

Mortgage payable restructuring

On July 1, 2005 we paid US$ 0.4 million related to the first installment of the mortgage payable for the purchase of the property identified as “Bouchard 710”. In addition, on July 26, 2005 we signed an amendment to the mortgage pursuant to which we made a partial prepayment of US$ 3.2 million and agreed to settle the balance of US$ 13.6 million in 34 monthly equal and consecutive installments of US$ 0.5 million each (including interest at a rate of 8.5%).

Investment in IRSA Telecomunicaciones N.V. (“ITNV”)

As of June 30, 2005 we owned a 49.36% interest in ITNV. In the past, we had discontinued applying the equity method of accounting for this investment due to the existence of mandatorily redeemable preferred shares issued by ITNV to other shareholders and considering that we had neither guaranteed the ITNV obligations nor had we committed ourselves to provide financial support to ITNV. As a result, the investment in ITNV was valued at zero at June 30, 2004. On August 19, 2005, ITNV repurchased all the shares held by us for a total consideration of US$ 0.6 million. Therefore and considering that this transaction occurred before the issuance of our consolidated financial statements, we resumed the equity method of accounting up to the limit of the fair market value at June 30, 2005. As such, we recognized a gain of US$ 0.6 million during the year ended June 30, 2005.

Agreement with Argentimo S.A. and Constructora San José Argentina S.A.

We, through our subsidiary APSA, together with Argentimo S.A. and Constructora San José Argentina S.A. have entered into a standard agreement a negotiating process to project, register, organize, construct and develop a Shopping center and an apartment building and/or office building.

In the context of the contract referred to above, we opened an escrow account in the Deutsche Bank (Escrow Agent) in favor of Argentimo S.A. in an amount of US$ 3 million, which will remain deposited until a series of requirements of the project are complied with, and which will be computed as payment on account of the transaction on a timely basis.

If towards the ending of negotiating terms, the Parties have not entered into all the final agreements, notwithstanding the reason, the Escrow Agent shall return to us the amount of the escrow added the respective interest, without generating any right whatsoever in favor of Argentimo S.A.

On December 5, 2005, the Parties decided to postpone the deadline for the negotiation terms and conditions of the Final Agreement. A Specific Agreement of such terms was signed, which included a clause establishing a new date by means of executing a specific agreement as of December, 2005.

ITEM 9.	The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our securities are listed

Our common shares are listed on the BCBA and our Global Depositary Shares on the NYSE.

As of November 30, 2005, holders of our Convertible Notes exercised their conversion rights for the total of 43,019,003 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 78,933,910 with a face value of Ps.1.0 each.

As of November 30, 2005, 42,245,529 warrants were exercised resulting in cash inflow of US$ 50.7 million and the issuance of 77,514,700 shares with a face value of Ps. 1 each.

As of November 30, 2005, the number of Convertible Notes outstanding amounted to 56,980,997 the number of warrants outstanding amounts to 57,754,471, while the number of our outstanding shares were 368,447,883.

The ordinary stock has one vote per share. All of the shares of the common stock are validly issued, fully paid and non-assessable.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Form 20-F , and the provisions of applicable Argentine Law.

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “IRSA”. The shares began trading on the Bolsa de Comercio de Buenos Aires on the year 1948. The following table shows, for the periods indicated, the high and low closing sales price of our common shares on the Bolsa de Comercio de Buenos Aires. On November 30, 2005, the closing price for our common shares on the Bolsa de Comercio de Buenos Aires was, approximately, Ps 3.75 per share.

	Pesos per Share
Fiscal Year	High	Low
2005	5.05	1.99
2004	3.40	1.88
2003	2.88	1.44
2002	1.88	0.58
2001	2.23	1.30

	Pesos per Share
Fiscal Quarter	High	Low
2005
4th quarter	3.80	3.22
3rd quarter	5.05	3.22
2nd quarter	3.43	2.38
1st quarter	2.42	1.99

2004
4th quarter	2.85	1.88
3rd quarter	3.40	2.62
2nd quarter	3.32	2.58
1st quarter	2.70	2.09

2003
4th quarter	2.88	2.32
3rd quarter	2.53	1.82
2nd quarter	2.25	1.75
1st quarter	2.20	1.44

	Pesos per Share
Month	High	Low
November (Fiscal Year 2006)	3.75	3.48
October (Fiscal Year 2006)	3.60	3.35
September (Fiscal Year 2006)	3.65	3.42
August (Fiscal Year 2006)	3.60	3.35
July (Fiscal Year 2006)	3.67	3.34
June (Fiscal Year 2005)	3.68	3.25

Source: Bloomberg.

Price history of our stock on the NYSE

Our Global Depositary Shares, each representing 10 common shares, are listed and traded on the NYSE under the trading symbol “IRS”. The Global Depositary Shares began trading on the NYSE on December 20, 1994 and were issued by the Bank of New York, Inc., acting as Global Depositary Shares Depositary. It should not be assumed, however, that the Global Depositary Shares will actually trade at a multiple of 10 times the price per common share. The following table shows, for the periods indicated, the high and low closing sales price of the Global Depositary Shares on the NYSE. On November 30, 2005, the closing price of our Global Depositary Shares on the NYSE was US$ 12.58.

	U.S. Dollar per Global Depositary Shares
Fiscal year	High	Low
2005	17.10	6.63
2004	11.62	6.50
2003	10.36	3.86
2002	16.08	3.66
2001	22.22	13.00

	U.S. Dollar per Global Depositary Shares
Fiscal Quarter	High	Low
2005
4th quarter	12.84	11.12
3rd quarter	17.10	11.00
2nd quarter	11.43	8.11
1st quarter	8.12	6.63

2004
4th quarter	9.98	6.50
3rd quarter	11.62	9.01
2nd quarter	11.60	8.65
1st quarter	9.55	7.10

2003
4th quarter	6.11	3.86
3rd quarter	6.02	6.79
2nd quarter	8.00	5.50
1st quarter	10.36	7.96

	U.S. Dollar per Global Depositary Shares
Month	High	Low
November (FY 2006)	12.58	11.72
October (FY 2006)	12.28	11.15
September (FY 2006)	12.52	11.93
August (FY 2006)	12.50	11.61
July (FY 2006)	13.00	11.97
June (FY 2005)	12.70	11.43

Source: Bloomberg.

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of the Republic of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Bolsa de Comercio de Buenos Aires. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

There are 10 securities exchanges in Argentina, the main exchange for the Argentine securities market is the Bolsa de Comercio de Buenos Aires, which handles approximately 99% of all equity trading in the country.

The Bolsa de Comercio de Buenos Aires is a complex, non-profit and self-regulated organization. One of its particular characteristics is that various markets require different self-organizations of brokers within the Bolsa de Comercio de Buenos Aires. The most important and traditional of such markets is Mercado de Valores S.A. (“MERVAL”).

The securities that may be listed on the Bolsa de Comercio de Buenos Aires are: Stocks, Notes, Convertible Notes, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Bolsa de Comercio de Buenos Aires is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Bolsa de Comercio de Buenos Aires works very close with the Comisión Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Bolsa de Comercio de Buenos Aires for simultaneous processing.

The MERVAL is a self-regulated incorporated business organization. The capital stock of such entity is divided into 133 stocks, the holders of which (natural or artificial persons) are thereby entitled to act as individual brokers or brokerage firms; i.e. to execute securities purchase and sale transactions in their own name and on behalf of third parties. Brokers receive a commission for their services.

The primary functions of the MERVAL are concerned with the settlement, surveillance and guarantee of market trades. This entity is also qualified to take disciplinary actions against individual brokers or brokerage firms who might violate the statutory rules in vigor, and/or the rules and regulations governing the Argentine Stock Market System.

Furthermore, the MERVAL regulates, coordinates and implements each and every aspect connected with stock exchange trading, types of securities, market mechanisms, terms and conditions of payment, and the like. Jointly with the Bolsa de Comercio de Buenos Aires, the MERVAL has implemented the stock-watch mechanism.

The MERVAL counts with a trading mechanism applicable to corporate securities and government bonds called Concurrent Market, where trades are executed screen-based or in the traditional open out-cry mode on the floor of the Bolsa de Comercio de Buenos Aires in an automated order-matching system. The MERVAL guarantees the settlement of all trades executed in the Concurrent Market.

Also trades on government and Notes may be executed on the Continuous Trading Session (with or without MERVAL’s settlement guarantee).

The cash mechanism (standard maturity) in the Concurrent Market admits the following operating forms:

•	Automated trade execution based on orders entered from “Sistema Integral de Negociación Asistida por Computadora” work-stations or through open out-cry Floor-trade order slips.

•	Open out-cry Floor-trade executions are subsequently inputted through order slips.

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

Block trading is allowed in a minimum amount of Ps. 0.2 million for leading companies which are listed on the leader panel of the Bolsa de Comercio de Buenos Aires, and Ps. 0.1 million for the companies listed on the general panel of the Bolsa de Comercio de Buenos Aires. Block trading takes place on the floor of the Bolsa de Comercio de Buenos Aires and is conducted in Spanish by continuous open outcry. Transactions of more than Ps. 1.0 million are announced on the floor and are put on stand by for approximately 30 minutes. For transactions of more than Ps. 5.0 million, a certificate of the units from the Securities Central Depositary (Caja de Valores S.A.) is additionally required.

As to the electronic system, its outstanding characteristics are:

•	trades are executed based on bids and offers entered in work-stations, i.e. computers linked to the Stock Exchange information network;

•	trades are executed automatically; and

•	offers are recorded as per price-time priority, privileging the best of them.

These trades have the MERVAL guarantee.

Brokers and brokerage firms may trade in this segment, either by buying or selling government and Notes for their own account, executing trades with another broker or brokerage firm or any other intermediary, by means of direct negotiations. In this system the best-offer rule does not apply and traders’ compensations as well as stock market and stock exchange fees are implicit in the price agreed upon.

Trades must be reported in real-time for their dissemination, registration and publication. Counterpart trades are settled by MERVAL, and may be channeled through the guaranteed or the non-guaranteed segment.

Over the Counter Market, MAE

The Electronic Open Market (Mercado Abierto Electronico, or “MAE”) is an exchange organized under the laws of the Argentine Republic, which operates as a self-regulatory organization under the supervision of the Comisión Nacional de Valores.

The MAE works as an electronic environment to process Over the Counter transactions. It is an electronic exchange where both government securities and Notes are traded through spot and forward contracts.

MAE has 90 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be MAE’s brokers/dealers.

Securities to be traded must be registered with the pertinent supervising authorities and may be traded in MAE, in other exchanges or in both of them concurrently.

Securities Central Depositary, Caja de Valores S.A.

Caja de Valores S.A. is a corporation, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the Comisión Nacional de Valores.

Those authorized to make deposits of securities with the Caja de Valores S.A. are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Bolsa de Comercio de Buenos Aires and the Mercado de Valores de Buenos Aires S.A. (49.98% each).

Certain information regarding the Buenos Aires Stock Exchange

	As of June 30, 2005	As of December 31,
		2004	2003	2002
Market capitalization (Ps. Billon)	672.4	689.9	542.4	348.0
Average daily trading volume (Ps. Million)	68.8	52.6	34.0	17.7
Number of listed companies	106	107	110	114

Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires.

As of June 30, 2005, approximately 106 companies had equity securities listed on the Bolsa de Comercio de Buenos Aires. As of June 30, 2005, approximately 15.47% of the total market capitalization of the Bolsa de Comercio de Buenos Aires was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 78% increase through September 30, 2002, measured in Pesos, and a 77% increase through October 31, 2003, a 38% increase through October 29, 2004, and a 33,09% increase through October 24, 2005 also measured in Pesos. To control volatility, the Bolsa de Comercio de Buenos Aires operates a system by which trades of an issuer’s stock are suspended for one-half hour when such issuer’s share price changes by more than 10% from its opening price.

The New York Stock Exchange

Our Global Depositary Shares are listed on the New York Stock Exchange under the trading symbol “IRS”.

D. Selling Shareholders

This item is not applicable.

E. Dilution

This item is not applicable.

F. Expenses of the Issue

This item is not applicable.

ITEM 10.	Additional Information

A. Share Capital

This item is not applicable.

B. Memorandum and Articles of Incorporation

Our corporate purpose

Our legal name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated under the laws of Argentina on April 30, 1943 as a stock corporation (sociedad anónima) and were registered with the IGJ on June 25, 1943 under number 284, on page 291, book 46 of volume A.

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

The related person with an interest in the transaction should submit all the relevant documentation to the approval of the board of directors. The directors must request a report (i) of the audit committee stating if the conditions of the operation may be reasonably considered adequate according to normal market conditions; or (ii) of two independent evaluating firms that shall have informed about the same matter and about the other operation conditions. Immediately after being approved by the board of directors the transaction has to be informed to the Comisión Nacional de Valores.

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

Approval of compensation of the members of the Board of Directors and Supervisory Committee

Our bylaws do not establish the compensation to be paid to members of the board of directors and the supervisory committee, and therefore pursuant to Section 261 of the Law of Corporations No.19,550, it should be approved by the shareholders. The maximum amount that may be paid as compensation to members of the board of directors and the supervisory committee should not exceed 25% of the realized and net earnings of the company and 5% when there is no distribution of dividends. If the company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of the shareholders.

Provisions have been made for compensations of the members of the board of directors for the fiscal year ended 2005, for an amount of Ps. 7.4 million as approved at the shareholders meeting held on November 29, 2005. At the same meeting the shareholders approved by a mayority of 99.96% of votes the decision not to pay compensation to our supervisory committee.

Powers of directors

Our bylaws establish, in Section 18, that the board of directors has full and broad powers to organize, manage and direct us to fulfilling the corporate purpose.

Retirement of directors

Our bylaws do not establish any requirements or provisions regarding age limits for director’s retirement, nor do they require a number of shares a director must own to qualify for the position.

Rights, preferences and restrictions attaching to the common shares

Dividend rights

The Law of Corporations No.19,550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual balance sheet approved by the shareholders. The board of directors submits our financial statements for the previous fiscal year, together with the reports of the supervisory committee, to the annual ordinary shareholders’ meeting. This meeting must be held by October 31 of each year to approve the financial statements and decide on the allocation of our net income for the fiscal year. The distribution, amount and payment of dividends if any, must be approved by the affirmative vote of the majority of the present votes with right to vote at the meeting. Under the applicable regulations of the Comisión Nacional de Valores, cash dividends must be paid to the shareholders pro rata according to the interest held by shareholders within 30 days of the decision approving their distribution. If stock dividends are declared, the corresponding shares must be delivered to the shareholders within three months of the shareholders’ meeting approving them. The right of shareholders to collect the dividends expires upon the end of three-years’ term since they were placed at the disposal of shareholders.

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

When we declare and pay dividends on the common shares, the holders of our Global Depositary Shares, each representing the right to receive ten ordinary shares, outstanding on the corresponding registration date, shall be entitled to receive the dividends due on the common shares underlying the Global Depositary Shares, subject to the terms of the Modified and Ordered Deposit Contract dated December 12, 1994 executed by and between us, the Bank of New York (the “Depository”) and the eventual holders of Global Depositary Shares (the “Deposit Contract”). The cash dividends are to be paid in Pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. Dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the Global Depositary Shares net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges. From 1989 to December 3, 2001, there were no exchange controls restricting the Peso-U.S. Dollar translation or the remittance of U.S. Dollars abroad. From December 3, 2001 to January 2, 2003, remittances of foreign currency, except for certain transactions, should be authorized by the Argentine Central Bank, including payments made by Argentine debtors in connection with financial debts principal. Nowadays, in general, exchange transactions can be freely performed in Argentina, however, the Argentine Central Bank has imposed restrictions on certain exchange transactions. Therefore, we cannot assure you that in the future we shall be able to transfer abroad the payment of dividends to the holders of our Global Depositary Shares. See “Taxation-Argentine Taxes-Taxation of Dividends”.

Voting rights and staggered elections

Our stock capital is composed by book-entry common shares with face value of Ps. 1 per share and entitled to one vote each.

All directors and alternate directors are elected for a three-year term.

Our by laws do not consider staggered elections.

Rights to share in IRSA’s profits

The holders of our common shares have the right to participate in our net and realized profits on a pro rata basis of their respective interests.

Pursuant to the Law of Corporations and Section 29 of our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

•	allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of our capital stock;

•	the sum established by the shareholders’ meeting as remuneration of the board of Directors and the supervisory committee; and

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders determine at the shareholders’ meeting.

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

Ordinary and extraordinary shareholders’ meetings

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. However, foreign shareholders must fulfill certain requirements with the IGJ (“Inspección General de Justicia”) in order to assure that they will be able to properly exercise their voting rights. General Resolution No. 7 passed in September 2003 by the IGJ, and other related regulations set forth certain requirements for foreign entities registered with the IGJ. It provides, among other requirements, disclosure of information related to their proprietary interests in assets located outside Argentina to be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118 Argentine Corporate Law), or (2) exercise their ownership rights in Argentine Companies (Section 123 Argentine Corporate Law). In cases where the IGJ has concluded that the entities (a) do not have assets outside Argentina; or (b) have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their by-laws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine

Corporate Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: (1) the IGJ may not register corporate decisions adopted by the Argentine Company when its off-shore shareholder votes as a shareholder and when that vote is essential in attaining a majority. Any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes; (2) whether or not the vote of the off-shore entity is necessary for purposes of determining quorum or majority, the IGJ may register the decision without considering that vote; and (3) the directors of the Argentine Company may be held personally liable for actions taken by the Argentine Company.

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

Compliance with NYSE listing standards on corporate governance

New York Stock Exchange and Argentine Corporate Governance Requirements

IRSA’s corporate governance practices are governed by the applicable Argentine law; particularly, the Corporations Law, Decree N°677/01 and the Standards of the Comisión Nacional de Valores, as well as by its Corporate Bylaws. IRSA has securities that are registered with the SEC and are listed on the New York Stock Exchange (the “NYSE”), and is therefore subject to corporate governance requirements applicable to NYSE-listed non-US companies (a “NYSE-listed” company).

NYSE-listed non-US companies that are categorized as “Foreign Private Issuers” may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the “NYSE Sections”) codified in Section 303A of the NYSE’s Listed Company Manual. However, Foreign Private Issuers must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and 303A.12(c). Foreign Private Issuers must comply with Section 303A.06 prior to July 31, 2005 and with Sections 303A.11 and 303A.12(b) prior to the first annual meeting of shareholders held after January 15, 2004, or by October 31, 2004.

NYSE Section 303A.11 requires that Foreign Private Issuers disclose any significant ways in which their corporate governance practices differ from US companies under NYSE standards. A Foreign Private Issuer is simply required to provide a brief, general summary of such significant differences to its US investors either 1) on the company’s website (in English) or 2) in Form 20-F as distributed to their US investors. In order to comply with Section 303A.11, IRSA has prepared and has updated the comparison in the table below.

The most relevant differences between IRSA’s corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices
Section 303A.01 A NYSE-listed company must have a majority of independent directors on its board of directors.	IRSA follows Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Section 303A.02 This section establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)), and emphasizes that the concern is independence from management. The board is also required to express an opinion with regard to the independence or lack of independence, on a case by case basis, of each individual director.	Comisión Nacional de Valores’s standards (General Resolution Nº 400) for purposes of identifying an independent director are substantially similar to NYSE’s standards. Comisión Nacional de Valores standards provide that independence is required with respect to the Company itself and to its shareholders with direct or indirect material holdings (35% or more). To qualify as an independent director, such person must not perfom executive functions within the company. Close relatives of any persons who would not qualify as “independent directors” shall also not be considered “independent”. When directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

Section 303A.03 Non-management directors must meet at regularly scheduled executive meetings not attended by management.

Neither Argentine law nor IRSA’s bylaws require that any such meetings be held.

IRSA’s board of directors as a whole is responsible for monitoring the company’s affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the Company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring legal compliance by the Company under Argentine law and compliance with its by-laws.

NYSE Standards for US companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices

Section 303A.05(a) Listed companies shall have a “Compensation Committee” comprised entirely of independent directors.	Neither Argentine law nor IRSA’s bylaws require the formation of a “Compensation Committee”. Under Argentine law, if the compensation of the members of the board of directors and the supervisory committee is not established in the bylaws of a company, it should be determined at the shareholders meeting.

Section 303A.05(b). The “Compensation Committee” shall have a written charter addressing the committee’s purpose and certain minimum responsibilities as set forth in Section 303A.05(b)(i) and (ii).	Neither Argentine law nor IRSA’s bylaws require the formation of a “Compensation Committee”.

Section 303A.06 Listed companies must have an “Audit Committee” that satisfies the requirements of Rule 10 A-3 under the 1934 Exchange Act (the “Exchange Act”). Foreign private issuers must satisfy the requirements of Rule 10 A-3 under the Exchange Act as of July 31, 2005.	Pursuant to Decree Nº 677/01 and Comisión Nacional de Valores Standards, as from May 27, 2004 IRSA has appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

Section 303A.07(a) The Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	In accordance with Argentine law, a public Company must have an Audit Committee with a minimum of three members of the board of directors, the majority of which shall be independent pursuant to the criteria established by the Comisión Nacional de Valores. There is no requirement related to the financial expertise of the members of the Audit Committee. However, our Audit Committee has a financial expert. The committee creates it own written internal code that addresses among others: (i) its purpose; (ii) an annual performance evaluation of the committee; and (iii) its duties and responsibilities.

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

Import and Export of Capital

Import of Capital

Currently, there are no laws, executive orders or regulations nor any exchange controls in force in Argentina which limits the import of capital.

Pursuant to the Argentine Foreign Investment Law No. 21,382, and Decree No. 1,853/93, enacted in 1993, the purchase by foreign investors (any natural or legal person domiciled out of Argentina or an Argentine company of “foreign capital”) of capital participation in a company existing in Argentina (according to the Foreign Investment Act) shall constitute a foreign investment.

At present there are no restrictions on foreign investments in industries other than public broadcasting media, and no prior authorization is required to make foreign investments.

Therefore, no prior authorization is required in order to purchase our securities.

See Item 3: “Key Information – Exchange Rates”

Export of Capital, including the availability of cash or cash equivalents

From 1989 to December 3, 2001, there were no exchange controls restricting the Peso-U.S. Dollar translation or the remittance of U.S. Dollars abroad. In compliance with the economic measures set forth by the Government by means of Decree No. 1570/2001 dated December 3, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money could not be transferred abroad, unless expressly authorized by the Argentine Central Bank.

For purposes of having access to the funds deposited with financial institutions, clients were allowed to make electronic transfers between accounts of the same institution or others and in favor of the same holder or other persons; pay expenses by means of debit cards, checks, automatic debits and credit cards. Additionally, the Decree declared that new foreign currency deposits can only be received as time deposits, and no demand accounts denominated in foreign currency may be opened. Such restrictions were later relaxed and deposits of foreign currency in savings accounts by residents were allowed (cajas de ahorro). Law No. 25,561 declared a public emergency in social, economic, administrative, financial and foreign exchange market matters, delegating to the Argentine executive branch until December 10, 2003, the powers to reorganize the financial, banking and foreign exchange system, reactivate the performance of the economy and improve the employment level and distribution of income, focusing on a program for the development of regional economies, creating the conditions for a sustainable economic growth, consistent with the public debt restructuring, and restructuring outstanding obligations affected by the new foreign exchange system. Such period was extended until December 31, 2005 by Law No. 25,792. Among other provisions, this law put an end to the convertibility system that had been in effect since April 1991, whereby Pesos were convertible to U.S. Dollars at a rate of Ps.1.00 per dollar.

As consequence of the enactment of Decree 260/02, as of February 8, 2002 a single and free exchange market was implemented, through which all foreign currency exchange transactions are made. Exchange transactions are freely entered into by parties, but subject to the regulations and requirements set forth by the Argentine Central Bank. The Argentine Central Bank issued Communication “A” 3471, as amended, establishing restrictions or special requirements for exchange transactions. Lack of compliance with requirements and conditions shall result in the application of sanctions established by the Criminal Law Exchange Regime.

Such regulation has been modified several times and, therefore, only the most important provisions currently in force are mentioned below:

•	Argentine persons and companies are authorized to buy up to US$2,000,000 per month;

•	the sale of foreign currency to non-residents, with the exception of international organizations, in an aggregate monthly amount exceeding US$5,000 shall also be previously authorized by the Argentine Central Bank, except when it is evidenced that the amounts used to purchase foreign currency (i) come from the payment of a resident to the non-resident which orders the transfer; and (ii) the payment is performed in relation to imports, services, revenues or other commercial transfers for which the resident should have accessed to the exchange market in accordance to the exchange rules that regulated payments abroad to the commercial account;

•

foreign currency exchange or arbitrage transactions with financial institutions located abroad must be previously authorized by the Argentine Central Bank, except where such financial institutions are located in countries which are members of the Basle Committee and have an international credit rating not lower than “A” granted by international rating agencies registered with the Argentine

Central Bank, or where such transactions are entered into with branches of Argentine official banks located abroad;

•	future operations in regulated markets, options or forwards transactions and any other type of derivatives entered into and cancelled in Argentina and settled in local currency are not subject to any restriction, provided, however, that: (i) such operations do not contemplate any payment or transfer obligation of a resident to a foreign country; (ii) any inflow of foreign currency into the local exchange market for the purposes of such an operation by a non resident who is party to such a transaction is subject to a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction for a period of 365 days in accordance to such further conditions as indicated bellow; and, (iii) transfer of foreign currency abroad by a non resident derived from such transactions involving an aggregate monthly amount exceeding US$5,000 shall also be previously authorized by the Argentine Central Bank;

•	Communication “A” 4285 dated January 17, 2005, relaxed restrictions on foreign currency transactions by abrogating the requirement of prior approval of the Argentine Central Bank for the execution of certain future and forward operations and for the access to the foreign exchange market for their cancellation. These operations include: (i) transactions executed by the financial system for the acquisition of certain time deposits having variable retribution; (ii) agreements for the coverage of foreign currencies and interest rates, (iii) agreements executed by exporters or importers for the coverage of commodity prices, as long as they are related to argentine foreign trade transactions; and (iv) the execution of external transactions in the form of Repos provided that they are executed for a term of at least 180 days. With the exception of inflows related to the external transactions in the form of Repos mentioned in (iv), any other inflow of foreign currency devoted to future or forward operations mentioned in (i) to (iii) is exempted from the obligation to constitute the non- transferable deposit;

•	financial institutions must obtain prior authorization of the Argentine Central Bank in order to purchase any kind of asset, where the payment for such a transaction is made against delivery of foreign currency or any other kind of foreign denominated asset that is part of the General Exchange Position (Posición General de Cambios or “GEP”) of these financial institutions;

•	new imports of goods may be fully paid in advance, without consideration of the kind of good, as well as debts for imports with any maturity date;

•	access to the free and sole exchange market is allowed for payment of expired capital services originated in financial debts, except for financial entities subject to advance refinancings and discounts granted by the Argentine Central Bank and restructuring of its foreign debt (Decree No. 739/03 and Communication “A” 3940);

•	non-residents may have access to the exchange market for purposes of transferring funds in foreign currency collected in Argentina, originated from the amortization installments from national public bonds issued in foreign currency, to accounts in foreign banks;

•	there are no restrictions to make payments abroad for services rendered by non-residents on any basis (freight, insurance, royalties, technical advise, fees, etc.);

•	transfers abroad for the payment of indebtedness of private entities (comprising both financial and non-financial institutions) and government owned entities; provided that they fulfill certain regulatory requirements such as (i) a sworn statement affirming the fulfillment of Communication “A” 3602 informative requirements; (ii) the possession of documents which evidence the genuineness of the operation being cancelled, i.e., the entry into the country of the finance proceed and/or its use to cancel the financial or commercial debt, etc.; (iii) the amounts to be transferred have been adjusted, as the case may be, in accordance to Decree 214/02 as amended; and (iv) the fact that the inflows have remained in the county for the legal minimum term (180 days until May 26, 2005 or 365 for funds entered into after that date) has been verified;

•	effective as of January 8, 2003, Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements of local companies without prior Argentine Central Bank approval and transfers of funds abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement from the Superintendent of Insurance Board (Superintendencia de Seguros de la Nación) (the regulatory authority on insurance matters) with respect to the reason and amount to be transferred;

•	there is an obligation to enter the funds received as payment for the export of goods and services into the exchange market and to convert them into local currency within a period established by the Ministry of Economy and Production; and

•	foreign currency obtained from the collection of exports corresponding to bills of lading shall be sold at the reference exchange rate when the foreign currency so obtained was not clear at the exchange market within the applicable legal terms, in accordance with applicable regulation;

•	before September 2005, inflows of foreign currency which would be applied to export advances and prefinancing were allowed into the local exchange market avoiding the non-transferable deposit requirement established by Decree No. 616/2005, issued on June 10, 2005 by providing a sworn statement stating that foreign funds would be used for a specific purchase transaction entered into with the buyer. Subsequently, the Argentine Central Bank by means of the Communication “A” 4415 substituted the sworn statement requirement with the exhibition of the shipping contract involved in said transaction. Later, on November 22, 2005 Argentine Central Bank’s Communication “A”4443 relaxed this requirement exempting exporters from providing such documentary evidence if they proved that the inflow of funds would not exceed more than 25% of the amount they received during the last year for similar transactions.

The government, through the Argentine Central Bank, holds control over capital inflows and outflows, enacting the applicable rules in this regard. Decree No. 616/2005, issued on June 10, 2005, established that inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions incurred by local residents that may result in a foreign currency-denominated payment to non-residents, need to be registered with the Argentine Central Bank. Furthermore, as from May 26, 2005, the following situations will be subject to certain requirements and conditions: (a) inflows of funds derived from foreign borrowing by the private financial and non financial sector; and (b) inflows of foreign currency by non-residents for the purpose of: (i) holding a position in local currency, (ii) purchasing financial debt or assets (iii) investing in government bonds in the secondary market. In these situations, the following requirements must be met: (i) inflows must remain in Argentina for 365 days to be computed from the day they were negotiated in the local exchange market; (ii) the funds involved in the transactions covered by this decree must be deposited in a local bank account; (iii) a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction has to be made with the resulting proceeds. This deposit will only be reimbursed after the expiration of a 365 days term, cannot bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction. Such requirements do not apply to: (a) foreign direct investment, (b) primary placement of publicly traded debt or equity securities listed in one or more exchange markets, and (c) foreign trade and export finance related transactions.

Subsequently, Resolution No. 365/2005 from the Ministry of Economy and Production established that non-resident capital inflows devoted to the primary subscription of notes for the monetary regulation issued by the Argentine Central Bank and income derived from the sale by residents of foreign assets for an amount greater than US$2 million per month, will also be subject to the aforementioned requirements.

Moreover, said resolution provided certain exemptions to the non-transferable deposit requirement such as: (i) inflows derived from borrowings extended by multilateral and bilateral financial institutions and official credit agencies, and (ii) inflows derived from financial borrowings extended by foreign creditors, so long as they are devoted to investments in non-financial assets and the borrowed amounts are repaid at least 24 months after they were granted. However, neither Resolution No.365/2005 nor the relevant Argentine Central Bank Communications contain any definition or example as to what would constitute a non-financial asset that would fall under said exception. Therefore, inflows of foreign currency derived from loans extended by foreign creditors to residents devoted to finance the acquisition or the construction of any real estate property are likely to be subject to the non-transferable deposit requirement even if such borrowings are to be repaid no earlier than 24 months after they were granted.

By contrast, according to Communication “C” 43075 dated September 26, 2005, inflows of foreign currency caused by a non-resident and devoted to the cancellation of payment obligations under a purchase agreement (including installment payments thereof) concerning a real estate property under construction may be registered as foreign direct investments provided that certain conditions are met.

Finally, Resolution No. 637/2005 from the Ministry of Economy and Production dated November 16, 2005 established that any inflow of foreign currency to the local exchange market devoted to the primary subscription of notes, bonds or participation certificates issued by the trustee of a trust, regardless of the channels in which they are traded (public or private offerings, or listings in self-regulated markets) is subject to the non-transferable deposit requirement established by Decree 616/2005 if such requirement would be deemed applicable to the acquisition of the underlying assets of the trust.

Reporting requirements on Direct Investments

On March 4, 2005 the Argentine Central Bank issued Communication “A” 4305 that regulates the reporting system of direct investments and real estate investments carried out by non-residents in Argentina and by Argentine residents abroad, which had been implemented through Communication “A” 4237 dated November 10, 2004.

Direct investments in Argentina of non-Argentine residents

Non-Argentine residents are compelled to comply with the reporting regime if the value of their investments in Argentina reaches or surpasses the equivalent of US$500,000 – measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If the investments do not reach such amount, the compliance with such regime is optional.

According to Communication “A” 4237, companies in which non-Argentine residents participate in and administrators of real estate pertaining to non-Argentine residents are those obliged to comply with the reporting regime.

Direct investments made abroad by Argentine residents

Argentine investors are compelled to comply with the reporting regime if the value of their investments abroad reaches or surpasses the equivalent of US$1,000,000 – measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own.

If the value of those investments abroad does not exceed the equivalent of US$5,000,000, the declaration could be carried out annually instead of semiannually. If the investments do not reach the equivalent of US$1,000,000, the compliance with such regime is optional.

The first declarations will correspond to the semester ended on December 31, 2004, and will have to be filed within 90 calendar days as of such date.

Conclusions:

While the foreign exchange market system in Argentina has become increasingly flexible under recent regulations, Decree No. 616/2005 severely deters short term inflows of foreign currency which are presumed to be of a speculative nature. Such determination on the part of the government is associated also to another short term economic policy goal and combined measures aimed at pegging or reasonably adjusting the U.S. Dollar value around Ps. 3 per US$1. We cannot assess whether these policies will be maintained in the longer run and how changes made therein may affect the economy and our business perspectives. Furthermore, we cannot predict how changes in the evolution of the world economy and commodity prices which constitutes an important part of Argentina’s exports may influence exchange rates and control policies. Moreover, failure of government to comply with financial commitments with the International Monetary Fund or failure to reach an agreement with said institution may have an impact on the foreign exchange system. No assurance can be made as to the extent to which all such factors may lead to future restrictions that might further tighten foreign exchange controls or otherwise change the current foreign exchange system.

E. Taxation

United States taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and Global Depositary Shares as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that purchase the shares or Global Depositary Shares as capital assets This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding the shares or Global Depositary Shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of the voting stock of our company;

•	an investor in a pass-through entity; or

•	a United States person whose “functional currency” is not the United States Dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the Global Depositary Shares, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR GLOBAL DEPOSITARY SHARES YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

“U.S. Holder” means a beneficial owner of a share or GDS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds shares or Global Depositary Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or Global Depositary Shares, you should consult your tax advisors.

Global Depositary Shares

In general, for United States federal income tax purposes, U.S. Holders of Global Depositary Shares will be treated as the owners of the underlying shares that are represented by the Global Depositary Shares. However, the United States Treasury has expressed concerns that parties to whom depositary shares are released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of Global Depositary Shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each discussed below, could be affected by actions taken by parties to whom the Global Depositary Shares are released. Deposits or withdrawals of shares by U.S. Holders for Global Depositary Shares will not be subject to United States federal income tax.

Distributions on Shares or Global Depositary Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on the shares or Global Depositary Shares, (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the GDS depositary, in the case of Global Depositary Shares. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or Global Depositary Shares backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Global Depositary Shares (which are listed on the NASDAQ), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by Global Depositary Shares currently meet the conditions required for these reduced tax rates. There can be no assurance that our Global Depositary Shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend paid in Pesos will equal the United States Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the GDS depositary, in the case of Global Depositary Shares, regardless of whether the Pesos are converted into United States Dollars. If the Pesos received are not converted into United States Dollars on the day of receipt, you will have a basis in the Pesos equal to their United States Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares or Global Depositary Shares will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

•	have held Global Depositary Shares or shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Global Depositary Shares or shares. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Global Depositary Shares or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the Global Depositary Shares or shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Argentine withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of shares or Global Depositary Shares, you generally will recognize capital gain or loss equal to the difference between the United States Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or Global Depositary Shares, determined in United States Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or Global Depositary Shares for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of a GDS or Share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company Rules

The Company has not made a determination as to whether it is, or may be, a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the fiscal year ending June 30, 2005. Because the determination of whether we are a PFIC is an annual determination based upon the composition of our assets and income, it is possible that we may be a PFIC in the current year or that we may become a PFIC in the future. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. If we are or become a PFIC, United States holders of our shares or Global Depositary Shares will be subject to certain United States federal income tax rules which will have negative consequences on them such as additional tax and an interest charge upon certain distributions or upon sales or other disposition of our shares or Global Depositary Shares at a gain, as well as reporting requirements.

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

The determination of whether we are a PFIC is made annually. If we are a PFIC for any taxable year during which you hold shares or Global Depositary Shares in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our shares or Global Depositary Shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such shares or Global Depositary Shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shortest of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the Global Depositary Shares because the Global Depositary Shares will be listed on the NASDAQ, which constitutes a qualified exchange under the regulations, although there can be no assurance that the Global Depositary Shares will be regularly traded. You should note that only the Global Depositary Shares and not the shares are listed on the NASDAQ. The shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The Global Depositary Shares or shares would need to be regularly traded on such exchanges in order for the Global Depositary Shares or shares to be potentially eligible for the mark-to-market election.

If we are a PFIC in any taxable year in which you hold our shares or Global Depositary Shares, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

If you make an effective mark-to-market election, you will include in income each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your PFIC shares or Global Depositary Shares at the end of the taxable year over your adjusted tax basis in the shares or Global Depositary Shares and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such shares or Global Depositary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the shares or Global Depositary Shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the shares or Global Depositary Shares will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or Global Depositary Shares are no longer regularly traded on a qualified securities exchange or the Internal Revenue Service (“IRS”) consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which are not a PFIC, but would resume if they subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

Alternatively, a United States Holder of shares or Global Depositary Shares in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

A United States Holder who owns shares or Global Depositary Shares during any year that we are a PFIC must file IRS Form 8621.

You should consult your own tax advisors concerning the United States federal income tax consequences of holding the shares or Global Depositary Shares if we are considered a PFIC in any taxable year.

Argentine Personal Assets Taxes

Amounts paid on account of the Argentine Personal Assets Taxes, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information-reporting requirements will apply to distributions on shares or Global Depositary Shares and to the proceeds of sale of a share or GDS paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient (such as a corporation). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the IRS.

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the Global Depositary Shares by an individual holder that is not domiciled or resident in Argentina and a legal entity that is not organized under the laws of Argentina and does not have a permanent establishment in Argentina or is not otherwise doing business in Argentina on a regular basis (a “Foreign Holder”). The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

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

Taxation of Capital Gains

Pursuant to Decree No. 2,284/91 gains on sales or other dispositions of shares or Global Depositary Shares by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from income tax. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or Global Depositary Shares are not listed, sales or other dispositions of such shares or Global Depositary Shares are taxable at the rate of 17,5%.

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

Gains on sales or other dispositions of listed shares or Global Depositary Shares by resident individuals are currently exempt from taxation. In the case of non-listed shares or Global Depositary Shares its sale or other dispositions are taxable at the rate of 9% up to 15%, but the losses generated by such transactions may only be offset against income from the same type of transactions.

Gains on the sale or other dispositions of shares or Global Depositary Shares by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.

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

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF THE SHARES OR GLOBAL DEPOSITARY SHARES.

Value Added Tax

The sale, exchange, disposition, or transfer of shares or Global Depositary Shares is not subject to Value Added Tax.

Personal Assets Tax

Law No. 25,585 issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on shares and Global Depositary Shares held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the shares and Global Depositary Shares, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the proportional equity value of the shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

At the Shareholder’s Ordinary and Extraordinary General Meeting held on October 22, 2004, the shareholders approved taxes on personal assets and the absorption of such tax by the Company for the years 2002 and 2003.

There can be no assurance that in the future this tax will be absorbed by the Company.

Tax on Minimum Notional Income (Impuesto a la Ganancia Minima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, shares and Global Depositary Shares issued by entities subject to such tax, are exempt from paying the IGMP.

Gross Revenue Tax

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

In the City of Buenos Aires, the stamp tax has been repealed for all those acts that do not imply an onerous conveyance of real property. However, most provincial tax authorities maintain this tax in effect for all acts in general; therefore, the instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or Global Depositary Shares, executed in other jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the shares or Global Depositary Shares in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. No Argentine tax is imposed on the deposit or withdrawal of shares in exchange for Global Depositary Shares. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in shares or Global Depositary Shares. At present, there is no national tax specifically applicable to the transfer of securities.

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

We place our cash and current investments in high quality financial institutions in the United States, Europe and Argentina. Our policy is to limit exposure with any individual institution. Our investment portfolio primarily consists of income securities and local market stocks. As of June 30, 2005 we had cash and cash equivalents (money market funds and time deposits) of Ps. 123 million and marketable securities (Tbills and Notes in pesos) totaling Ps. 88.9 million. In view of the nature of our total portfolio, a 100 BPs parallel shift movement in the interest rate curve would not have a significant impact on the total value of our portfolio as of June 30, 2005.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations. The instruments’ actual cash flows are denominated in U.S. Dollars. Our interest expense is sensitive to changes in the general level of interest rates because most of our long-term debt -floating rate note and syndicated loan- arrangements bear interest at floating rates. In order to fix our interest rate expenses in June 2005 we contracted two interest rate swaps with Deutsche Bank AG. Both of them are exact mirrors of FRN and syndicated loan schedules. Due to the swaps we shall pay a fixed rate of 4.27% receiving from Deutshe Bank Libor 3 m. However, on October 24, 2005 we canceled the swap agreement, receiving US$ 0.4 million representing the fair market value of the swap at the termination date.

Based on the nature and current levels of our long-term debt, however, we have concluded that:

- An immediate 100 BPs shift change in the interest rates would not have a material effect on the cash flow expense value of our Convertible Note debt because it bears a fixed rate interest. It would not have an important effect in the present value neither because the convertibility condition and warrant optinonality are deep in the money. Its intrinsic value is 3.28 US$ per 1 US$ face value. Due to this fact its present value is not sensitive to interest rate curve movements.

- An immediate and unique 100 BPs shift change in the Libor 3 m woud have an increase of 984.000 US$ total FRN interest expenses and 603.400 US$ in total syndicated loan interest payments.

For debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in U.S. Dollars.

	June 30, 2005 Expected Maturity Date (US$ Equivalent in million)
Liabilities	FY2006	FY2007	FY2008	FY2009	FY2010	FY2011	TOTAL
Fixed Rate (US$) (1)	49.07	87.36					136.43
Average interest rate	10%	8%
Fixed Rate (Pesos)	—	—	—
Average interest rate
Floating Rate (US$) (2)	15.63	9.06	12.08	18.11	12.08		66.95
Average interest rate (3)	5.73%	6.01%	6.06%	6.13%	6.22%

(1)	Includes IRSAs and APSAs Convertible Notes.

(2)	It Includes US$ 11.1 million loan of our subsidiary Hoteles Argentinos. In January 2001, our subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12.0 million from BankBoston N.A. This loan expires in January 2006 and accrues a quarterly interest at the LIBOR plus a markup ranging between 401 and 476 basis points, according to the value of certain financial indicators. This loan was not converted to Pesos and is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. As of the date of this filing, we are negotiating the terms of payments of this liability with Credit Suisse First Boston., the current owner of the loan. This loan was not converted into Pesos and it is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. This loan is with no recourse to us. On March 2005, Credit Suisse First Boston acquired 100% of the debt Hoteles Argentinos had Ritelco S.A. paying a total amount of US$ 8.0 million.

(3)	The FRN and Syndicated loan pays a spread over LIBOR of 200 BPs. The average interest rate was estimated from implied forward rates.

As a matter of policy, we use derivative instruments only to minimize our financing costs. However, there can be no assurance that such risks would be managed in the future through a variety of strategies, including the use of hedging transactions.

At June 30, 2005, our subsidiary company Ritelco had outstanding futures and options as follows:

Crop	Contracts	Maintenance Margin Requirement as of 06/30/05 (Ps.000)	Average Long Price (US$)	Fair Market Value Open Position as of 06/30/05 (Ps.000)	Market Value Loss of Open Position (Gain) as of 06/30/05 (Ps.000)
FUTURES
Purchase
Silver	35	358	7.075	3,574	89
Total	35	358	7.075	3,574	89

The figures were converted to U.S. Dollar at an exchange rate of Ps. 2.887 per Dollar.

The deposit margin on open futures as of June 30, 2005 were Ps.358,000 and futures market value open position were Ps. 3.6 million generating an unrealized loss of Ps. 89,000. A one cent upward in futures prices would implie an unrealized profit of Ps. 5,000.

The fair value of our futures contracts is determined calculating the market value of futures contracts and the margin deposits of these contracts. We do not use valuation models and none of the happened changes in fair market value is consequence of changes in valuation method.

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

The primary economic change implemented by the current Argentine government in January 2002 was the announcement of the devaluation of the Peso. Most of our lease contracts and most of our liabilities were denominated in U.S. Dollars. Decree No. 214/02 and Decree No. 762/02 mandatorily converted into pesos, all monetary obligations in U.S. Dollars entered into between parties under Argentine Law. Consequently, all of our leases were pesified at a one-to-one exchange rate and, additionally, inflation adjusted by the CER index. On the other hand, most of our debt obligations, which are governed by the laws of the State of New York, remained U.S. Dollar-denominated.

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

We have entered into foreign currency forward exchange contracts with maturities of one year or less. Consistent with our risk management policy, we have used foreign currency forward exchange contracts as a supplement to reduce our overall borrowing costs. The forward foreign exchange contracts are recognized in our Consolidated Financial Statements at their fair value. At June 30, 2005, we had no outstanding foreign currency forward contracts.

Based on our historical foreign currency rate movements, we do not believe that reasonably possible near-term changes in foreign currency will result in a material effect on our future earnings, fair values or cash flows.

The foreign exchange net gain during fiscal year 2005 was Ps. 4.0 million.

Due to an important part of our income stream is basically in pesos we are exposed to foreign exchange risk by our liabilities:

	June 30, 2005 Expected Maturity Date (US$ Equivalent in million)
Liabilities	FY2006	FY2007	FY2008	FY2009	FY2010	FY2011	TOTAL
Fixed Rate (US$) (1)	49.07	87.36					136.43
Average interest rate	10%	8%
Floating Rate (US$) (2)	15.63	9.06	12.08	18.11	12.08		66.95
Average interest rate (3)	5.73%	6.01%	6.06%	6.13%	6.22%

(1)	Includes IRSAs and APSAs Convertible Notes.

(2)	It Includes US$ 11.1 million loan of our subsidiary Hoteles Argentinos. In January 2001, our subsidiary Hoteles Argentinos S.A., holder of 100% of the Hotel Sheraton Libertador, obtained a loan of US$ 12.0 million from BankBoston N.A. This loan expires in January 2006 and accrues a quarterly interest at the LIBOR plus a markup ranging between 401 and 476 basis points, according to the value of certain financial indicators. This loan was not converted to Pesos and is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. As of the date of this filing, we are negotiating the terms of payments of this liability with Credit Suisse First Boston., the current owner of the loan. This loan was not converted into Pesos and it is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. This loan is with no recourse to us. On March 2005, Credit Suisse First Boston acquired 100% of the debt Hoteles Argentinos had Ritelco S.A. paying a total amount of US$ 8.0 million.

(3)	The FRN and Syndicated loan pays a spread over LIBOR of 200 BPs. The average interest rate was estimated from implied forward rates.

ITEM 12.	Description of Other than Equity Securities

This item is not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

Pursuant to a restructuring and reorganization plan we set forth the necessary measures to restore the liquidity position of our company. Consequently, we are currently in payment of our outstanding debts.

Hoteles Argentinos S.A. mortgage loan

In January 2001 our subsidiary Hoteles Argentinos S.A. (“HASA”), owner of 100% of the Sheraton Libertador, obtained a loan from Bank Boston N.A. for US$ 12.0 million. Subsequently, Bank Boston N.A. sold this loan to Marathon Master Fund Ltd. This loan is due in January 2006 with interest being payable quarterly at Libor plus a spread ranging between 401 and 476 basis points, depending on the value of certain financial ratios. This loan was not converted into Pesos and it is stated in U.S. Dollars because it is governed by the laws of the State of New York. There are currently installments of the principal and interest that are overdue and unpaid. On December 16, 2004 our wholly-owned subsidiary Ritelco S.A. acquired 100% of the debt Hoteles Argentinos had with Marathon Master Fund, Ltd. Ritelco S.A. paid a total amount of US$ 8.0 million. On March 23, 2005 Ritelco S.A. sold to CSFB the loan agreement for US$ 8 million in cash and we entered into an agreement with CSFB pursuant to which, among other things, we guarantee the payment of the debt owed by HASA once the debt is restructured, and in the event of non-compliance we shall repurchase the loan agreement for US$ 8.0 million. As guarantee for this transaction, we made a payment of US$ 2.0 million to CSFB which is disclosed as a collateral deposit within “Other receivables and prepaid expenses, net” in our consolidated balance sheet. In connection with the restructuring process being carrying out, HASA must present a restructuring plan of the collateralized loan prior to March 15, 2006. The debt owed by HASA has been valued at US$ 8.0 million in our consolidated balance sheet

Neuquén Project

On July 6, 1999 APSA acquired 94.6% ownership of Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001 or at the completion of the construction of the shopping center, whichever happened first. We clarify that said amounts are in Pesos according to the emergency legislation in force. See Item 3.D. “Risks Factors”. However, Shopping Neuquén S.A.’s former shareholders have challenged the constitutionality of such legislation, and no final decision has been issued. As of November 30, 2005 the purchase price balance remains unpaid.

Shopping Neuquén S.A.’s sole asset is a plot of land of approximately 50,000 square meters on which a shopping center is proposed to be built. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex none of which have been commenced.

Legal issues with Shopping Neuquén S.A’s former shareholders

On August 15, 2003 APSA was informed that the former shareholders of Shopping Neuquén S.A., who had a 85.75% interest, filed a complaint against APSA seeking recovery of the purchase price balance, interest and legal costs. In September 2003, APSA answered the complaint opposing several defenses such as, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance according to the emergency legislation. Moreover, APSA filed a counterclaim alleging there should be a readjustment of the effects of the contract which became excessively burdensome for unforeseeable reasons given the 2001 economic, social and political crisis. In November 2003 the plaintiffs replied to APSA’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus APSA’s contract readjustment claim was inadmissible. As of November 30, 2005 the trial is under discovery stage.

Legal issues with the Municipality of Neuquén

In June 2001 Shopping Neuquén S.A. filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already performed by Shopping Neuquén S.A. would be lost and accrued in favor of the Municipality of Neuquén, leaving Shopping Neuquén S.A. with no right to compensation.

On January 21, 2003 Shopping Neuquén S.A. submitted its response to the Decree 1437/02 requesting its revocation. It also requested permission to submit a new construction timetable, which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting this. On June 25, 2003 Shopping Neuquén S.A. filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén S.A. had expired. The decision, however, is not final. APSA filed an appeal but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible APSA will file an appeal directly with the Federal Supreme Court.

Shopping Neuquén S.A. is currently seeking to negotiate with the Municipality of Neuquén the terms of an agreement that might permit reactivation of the proposed development. Nevertheless, we cannot give you any assurance that APSA will be able to achieve such an agreement on commercially reasonable terms, if at all, and if APSA cannot, the Municipality of Neuquén would be entitled to request the restitution of the property and APSA will likely lose all or substantially all of its investment which amounts to Ps. 10 million.

We maintain a provision of Ps. 2.3 million which represents our best estimate of the probable loss to be incurred in connection with these claims.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Fair Price Provision

At our annual meeting held on October 30, 2000, our shareholders approved an amendment to our bylaws which included the adoption of a fair price provision (the “Fair Price Provision”). On March 8, 2002 our shareholders decided to make a new amendment to Article Nine of our by laws including, among others, an increase in the minimum percentage of capital obliged to comply with the Fair Price Provision, from twenty percent (20%) to thirty five percent (35%), according to Decree No. 677/2001. The following description is a summary of the main provisions of the Fair Price Provision, which constitutes Article Nine of our bylaws and does not contain a description of all of the terms of the Fair Price Provision. The Fair Price Provision prohibits a party seeking to acquire, directly or indirectly, either control or (together with such party’s other holdings) thirty five percent (35%) or more of our capital stock without complying with the procedural and price requirements described below. Acquisitions made in violation of the Fair Price Provision are deemed ineffective against us and will not be registered in our share registry. Shares acquired in violation of the Fair Price Provision shall have no voting or equity rights until the Fair Price Provision has been complied with. The Fair Price Provision applies to transactions involving shares of our common stock and any securities convertible in shares of our common stock, including, without limitation, convertible debentures and bonds and our global depositary receipts (“GDRs”). The Fair Price Provision excludes certain acquisitions of shares in certain limited circumstances.

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

The Fair Price Provision requires the offering party to notify use of the tender offer simultaneously with its filing of the public tender offer with the Comisión Nacional de Valores. The notice to us is required to set forth all of the terms and conditions of any agreement that the offering party has made with any other of our shareholders with respect to the proposed transaction and to provide, among other things, the following information:

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

The Fair Price Provision requires that the consideration paid in the tender offer be paid in cash and that the price paid for each share in the tender offer be the same and not less than the highest price per share derived from the five following alternative valuation methods:

•	the highest price per share of our common stock paid by the offering party, or on behalf of the offering party, for any acquisition of shares or convertible securities within the 2 years prior to the commencement of the tender offer;

•	the highest closing selling price of a share of our common stock on the Bolsa de Comercio de Buenos Aires during the thirty day period immediately preceding the commencement of the tender offer;

•	the highest price resulting from the calculations made according to the provisions of (i) and (ii) above multiplied by a fraction the numerator of which is such highest price and the denominator of which is the lowest closing price of a share of our common stock on the Bolsa de Comercio de Buenos Aires during the two-year period prior to the period referred to in sub-sections (i) or (ii), as applicable;

•	our aggregate net earnings per share during our preceding four completed fiscal quarters prior to the commencement of the tender offer, multiplied by our highest price to earnings ratio during the two-year period immediately preceding the commencement of the tender offer. Such multiples shall be determined considering the average closing selling price of our common stock on the Bolsa de Comercio de Buenos Aires, and our aggregate net income from our preceding four completed fiscal quarters; and,

•	the book value per share of our common stock at the time the tender offer is commenced, multiplied by the highest ratio determined by a fraction the numerator of which is the closing selling price of a share of our common stock on the Bolsa de Comercio de Buenos Aires on each day during the two year period prior to the commencement of the tender offer and the denominator of which is the latest known book value per share of our common stock on each such date.

B. Limitations on the payment of dividends.

The Company is temporarily restricted in the distribution of dividends due to the financial commitments assumed in its debt restructuring. Under the Unsecured Loan Agreement for US$ 51 million, the Company: (i) shall not be able to pay dividends or make any distribution or repurchase of debt or shares except for restricted payments from our subsidiaries to us , (ii) restricted payments can be made as long as no event of default shall have occurred and be continuing or would occur as a consequence thereof, and no breach of the financial covenants shall have occurred in the calculation period immediately preceding the proposed date of such restricted payment.

The Fourth Supplemental Indenture that governs the terms of the Series 03 Secured Notes due 2009 for US$ 37.4 million contains the same restrictions on the payment of dividends, although limited to the existence of outstanding Series 03 Secured Notes due 2009.

As from fiscal year 2003 we reported profits each year, although owing to the restrictions arising from our debt instruments we were prevented from distributing dividends. See Item 8 A. “Dividend policy”.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of fiscal 2005, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls that materially affected, or are reasonably likely to materially affect our internal controls.

ITEM 16.

A. Audit Committee Financial Expert

Pursuant to the System governing the Transparency of Public Offers established through Decree No. 677/01, the rules of the Comisión Nacional de Valores (Resolutions No 400 and 402), the board of directors established that the Audit Committee shall be a Committee of the Board of Directors on May 27, 2004. The Audit Committee focuses on assisting the board in exercising its duty of care, the enforcement of the accounting policies, disclosure requirements, the management of our business risk, the management of our internal control systems, the ethical conduct of the company’s business, the maintenance of the integrity of our financial statements, compliance with legal provisions, the independence and capability of our independent auditor and the performance of our internal audit function and of our external auditors.

On December 21, 2005, the board appointed Mario Blejer and Ricardo Esteves as members of the audit committee. Cedric Bridges, the third member, was previously appointed on May 27, 2004. The board of directors named Mario Blejer as the audit committee’s financial expert according to the rules adopted by the SEC. Consequently, as of December 21, 2005, Mario Blejer is both a financial expert, as defined by NYSE regulations, and an independent audit committee member, as defined by NYSE regulations. Therefore, as of December 21, 2005, our Audit Committee is comprised of fully independent members, in accordance with NYSE regulations.

16 B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted in our website www.irsa.com.ar. On July 25 2005, our Code of Ethics was amended by our board of directors. The amendment was reported in a report on Form 6-K on August 1, 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provision we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next annual report and we will post it in our website.

16 C. Main Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2005 and June 30, 2004, we were billed for a total amount of Ps.1.3 million and Ps.0.8 million respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements, performance of the audit or review of our interim financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2005 and June 30, 2004, we were billed for a total amount of Ps.0.04 million and Ps.0.03 million respectively, for professional services rendered by our principal accountants mainly related to the issuance of covenants certificates and other certifications.

Tax Fees

During the fiscal years ended June 30, 2005 and June 30, 2004, we were billed for a total of Ps.0.06 million and Ps.0.05 million, respectively, amount for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal years ended June 30, 2005 and June 30, 2004, we were billed for a total amount of Ps.0.04 million and Ps.0.007 million respectively, for professional services rendered by our principal accountants including fees mainly related to special assignments and courses.

As of May 27, 2004, our audit committee approves, in advance, the engagement of auditors and their fees for audit and non audit services pursuant to paragraph (c)(7)(i)(C) of Rule 2 01 of Regulation S X.

Audit Committee Pre-Approval Policies and Procedures

Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

Require any additional and complementary documentation related to this analysis.

•	Verify the independence of the external auditors;

•	Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

•	Inform the fees billed by the external auditor, separating the services related to the Audit Committee and other special services that could be not included as fees related to the Audit Committee;

•	Take notice of any strategy proposed by of the external auditors and review it in accordance with the reality other business and the risks involved;

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

•	Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency;

•	Evaluate the performance of external auditors and their opinion regarding the Financial Statements.

16 D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

16 E. Purchase of Equity Securities by the Issuer and its Affiliates

This section is not applicable.

PART III

ITEM 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-197.

ITEM 19.	Exhibits

Index to Financial Statements (see page F-1).

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

3.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

4.1**	Unit Agreement between the registrant and the Bank of New York.

4.2**	Indenture between the registrant and the Bank of New York.

4.2**	Warrant Agreement between the registrant and the Bank of New York, as warrant agent.

4.3***	Exchange of Operating Services Agreement.

11.1****	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 ot the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 ot the Sarbanes-Oxley Act of 2002.

21.1**	Subsidiaries of the registrant.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 33-86792)

**	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form F-1 (File No. 333-89660)

***	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form 6-K (File No. 001-13542)

****	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (File No. 001-13542)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By:	/s/ EDUARDO S. ELSZTAIN
Eduardo S. Elsztain
Position: Chief Executive Officer
Date: December 23, 2005

S - 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ Andrés Suarez (Partner)
Andrés Suarez

Buenos Aires, Argentina

September 8, 2005, except for Note 23,

as to which the date is December 23, 2005

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

	2005		2004
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 24.e.)	Ps.	98,244	Ps.	93,096
Investments (Notes 4.b. and 24.e.)		113,690		70,804
Mortgages and leases receivable, net (Notes 4.c. and 24.e.)		65,481		34,431
Other receivables and prepaid expenses (Notes 4.d. and 24.e.)		46,694		52,748
Inventories (Note 4.e.)		65,626		10,572

Total current assets		389,735		261,651

Non-Current Assets
Mortgages and leases receivable, net (Note 4.c. )		7,765		2,836
Other receivables and prepaid expenses (Notes 4.d. and 24.e.)		112,538		116,585
Inventories (Note 4.e.)		53,460		34,553
Investments (Note 4.b.)		531,606		512,911
Fixed assets, net (Note 24.a.)		1,436,628		1,265,666
Intangible assets, net (Note 24.b.)		5,880		2,427

Subtotal		2,147,877		1,934,978

Goodwill, net		(13,186)		11,697

Total non-current assets		2,134,691		1,946,675

Total Assets	Ps.	2,524,426	Ps.	2,208,326

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f. and 24.e.)	Ps.	66,881	Ps.	43,008
Mortgages payable (Notes 4.l. and 24.e.)		25,462		2,218
Customer advances (Notes 4.g. and 24.e.)		50,924		25,454
Short-term debt (Notes 4.i. and 24.e.)		93,918		135,127
Salaries and social security payable (Note 4.h.)		12,336		7,981
Taxes payable (Notes 4.j. and 24.e.)		22,352		11,641
Other liabilities (Notes 4.k. and 24.e.)		39,104		30,593

Total current liabilities		310,977		256,022

Non-Current Liabilities
Trade accounts payable (Notes 4.f. and 24.e.)		1,949		2,865
Mortgages payable (Notes 4.l. and 24.e.)		27,627		—
Customer advances (Note 4.g.)		39,868		28,802
Long-term debt (Notes 4.i. and 24.e.)		389,755		468,807
Taxes payable (Note 4.j.)		21,772		11,589
Other liabilities (Note 4.k. and 24.e.)		34,410		10,150

Total non-current liabilities		515,381		522,213

Total Liabilities		826,358		778,235

Minority interest		445,839		470,237

SHAREHOLDERS’ EQUITY		1,252,229		959,854

Total Liabilities and Shareholders’ Equity	Ps.	2,524,426	Ps.	2,208,326

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

	2005		2004		2003
Revenues	Ps.	369,889	Ps.	260,805	Ps.	236,495
Costs (Note 24.d)		(166,805)		(147,416)		(154,667)

Gross profit		203,084		113,389		81,828

Gain from valuation of inventories at fair market value		17,317		—		—
Selling expenses		(37,882)		(21,988)		(28,555)
Administrative expenses		(69,724)		(50,240)		(45,194)

Subtotal		(90,289)		(72,228)		(73,749)

Gain on purchasers rescissions of sales contracts		—		—		9
Gain (loss) in credit card trust		423		261		(4,077)
Gain from operations and holdings of real estate assets, net (Note 7)		27,938		63,066		21,507

Operating income		141,156		104,488		25,518

Amortization of goodwill		(1,663)		(2,904)		(6,631)
Equity gain (loss) from related companies		66,894		26,653		(14,701)
Financial results, net (Note 8)		(12,217)		11,823		315,301
Other expenses, net (Note 9)		(14,566)		(13,636)		(859)

Income before taxes and minority interest		179,604		126,424		318,628

Income and asset tax (expense) benefit		(53,207)		(25,720)		3,529
Minority interest		(23,152)		(12,842)		(35,712)

Net income	Ps.	103,245	Ps.	87,862	Ps.	286,445

Earnings per share (Note 18):
Basic net income per share	Ps.	0.37	Ps.	0.39	Ps.	1.37

Diluted net income per share	Ps.	0.23	Ps.	0.23	Ps.	0.57

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 5.a.)		Treasury stock (Note 5.b.)		Inflation adjustment of common stock (Note 5.c.)		Inflation adjustment of treasury stock (Note 5.c.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.d.)		Accumulated deficit		Shareholders’ equity
Balances as of June 30, 2002	Ps.	207,412	Ps.	4,588	Ps.	268,524	Ps.	5,863	Ps.	569,481	Ps.	1,055,868	Ps.	19,447	Ps.	(552,595)	Ps.	522,720

Conversion of debt into common shares		13		—		—		—		8		21		—		—		21
Distribution of treasury stock		4,588		(4,588)		5,863		(5,863)		—		—		—		—		—
Net income for the year		—		—		—		—		—		—		—		286,445		286,445

Balances as of June 30, 2003	Ps.	212,013	Ps.	—	Ps.	274,387	Ps.	—	Ps.	569,489	Ps.	1,055,889	Ps.	19,447	Ps.	(266,150)	Ps.	809,186

Conversion of debt into common shares		23,734		—		—		—		14,313		38,047		—		—		38,047
Exercise of warrants		13,056		—		—		—		11,703		24,759		—		—		24,759
Net income for the year		—		—		—		—		—		—		—		87,862		87,862

Balances as of June 30, 2004	Ps.	248,803	Ps.	—	Ps.	274,387	Ps.	—	Ps.	595,505	Ps.	1,118,695	Ps.	19,447	Ps.	(178,288)	Ps.	959,854

Conversion of debt into common shares		52,449		—		—		—		31,001		83,450		—		—		83,450
Exercise of warrants		56,015		—		—		—		49,665		105,680		—		—		105,680
Net income for the year		—		—		—		—		—		—		—		103,245		103,245

Balances as of June 30, 2005	Ps.	357,267	Ps.	—	Ps.	274,387	Ps.	—	Ps.	676,171	Ps.	1,307,825	Ps.	19,447	Ps.	(75,043)	Ps.	1,252,229

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

	2005		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	103,245	Ps.	87,862	Ps.	286,445
Plus (less) income and asset tax expense (benefit) accrued for the year		53,207		25,720		(3,529)
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization		74,961		68,519		80,547
Minority interest		23,152		12,842		35,712
Allowances and provisions		13,700		8,447		5,406
Sundry provisions		14,538		12,414		11,543
Gain from the sale of intangible assets		—		—		(2,132)
Equity (gain) loss from related companies		(66,894)		(26,653)		14,701
Gain from operations and holdings of real estate assets, net		(27,938)		(63,066)		(11,386)
Gain on early repurchase of debt		—		—		(25,192)
Financial results		(27,918)		(35,451)		(375,673)
Gain from valuation of inventories at fair market value		(17,317)		—		—
Gain from sale of inventories		(15,501)		—		—
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
(Increase) decrease in current investments		(4,532)		4,418		(4,604)
Increase in non-current investments		—		(10,729)		(2,362)
Increase in mortgages and leases receivables		(49,189)		(9,415)		(9,235)
Decrease (increase) in other receivables		8,763		(1,256)		12,382
(Increase) decrease in inventories		(7,418)		6,894		35,293
Increase in intangible assets		(2,323)		(603)		(580)
Increase (decrease) in trade accounts payable		21,048		14,442		(154)
Increase (decrease) in customer advances, salaries and social security payable and taxes payable		11,975		2,765		(8,307)
Cash dividends received		—		—		608
Decrease in other liabilities		(17,667)		(24,648)		(2,053)
Increase in accrued interest		5,598		2,189		56,515

Net cash provided by operating activities		93,490		74,691		93,945

CASH FLOWS FROM INVESTING ACTIVITIES:
Advance for the purchase of a loan		(11,733)		—		—
Payment for acquisition of ownership interests in subsidiary companies net of cash acquired		(34,952)		—		(31,744)
Purchase of shares and options of Banco Hipotecario S.A.		—		(127,348)		—
Sale of shares of Banco Hipotecario S.A.		—		57,070		—
Payment for acquisition of undeveloped parcels of land		(681)		(558)		(208)
Purchase and improvements of fixed assets		(79,316)		(26,350)		(10,783)
Net proceeds from the sale of intangible assets		—		—		2,132

Net cash used in investing activities		(126,682)		(97,186)		(40,603)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from settlement of swap agreement		15,840		—		—
Financing costs		—		—		(6,265)
Contributions received by subsidiaries from minority shareholders		—		—		142
Proceeds from short-term and long-term debt		117,241		300		397,310
Payment of short-term and long-term debt		(167,255)		(66,698)		(270,962)
Payment of seller financing		—		(1,150)		(1,182)
Collateral deposit		(5,822)		—		—
Exercise of warrants		105,680		24,759		—
Dividends paid by subsidiaries to minority shareholders		(10,300)		(4,860)		—
Settlement of debt with minority shareholders		(2,516)		—		—
Decrease in mortgages payable		—		—		(9,604)

Net cash provided by (used in) financing activities		52,868		(47,649)		109,439

Net increase (decrease) in cash and cash equivalents		19,676		(70,144)		162,781
Cash and cash equivalents as of the beginning of the year		122,913		193,057		30,276

Cash and cash equivalents as of the end of the year	Ps.	142,589	Ps.	122,913	Ps.	193,057

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2005, 2004 and 2003 (continued)

(Amounts in thousands, except share data and as otherwise indicated)

	2005		2004		2003
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	47,768	Ps.	58,921	Ps.	31,249
Income tax		1,452		1,002		1,044
Non-cash activities:
Increase in fixed assets through a decrease in undeveloped parcels of land	Ps.	13,371	Ps.	51,501	Ps.	—
Conversion of debt into common shares		83,450		38,047		—
Increase in inventory through a decrease in fixed assets		6,084		18,189		19,851
Increase in other receivables through a decrease in non-current investments		—		14,878		—
Increase in credit card receivables		7,501		12,513		—
Increase in inventory through a decrease in undeveloped parcels of land		25,979		10,748		—
Increase in other receivables through a decrease in inventory		—		8,755		—
Increase in non-current other receivables through a decrease in inventory		—		5,890		—
Increase in other receivables through an increase in taxes payable		—		2,854		—
Liquidation of interest in credit card receivables		3,004		210		—
Increase in fixed assets through a decrease in inventory		123		40		1,212
Increase in intangible assets through a decrease in fixed assets		2,126		31		—
Increase in undeveloped parcels of land through a decrease in inventory		—		—		39,529
Increase in short and long term-debt through a decrease in other liabilities		—		—		35,341
Increase in customer advances through a decrease in other liabilities		—		—		2,856
Increase in inventory through a decrease in mortgages receivable		—		—		2,757
Increase in fixed assets through an increase in mortgages payable		49,749		—		928
Increase in inventory through an increase in mortgages payable		—		—		2,078
Decrease in investments through an increase in mortgages and leases receivable		—		—		1,966
Decrease in short and long term-debt through a decrease in intangible assets		—		—		966
Increase in fixed assets through a decrease in other receivables		103		—		—
Increase in investments through a decrease in mortgages and leases receivables		—		—		760
Increase in fixed assets through a decrease in non-current investments		596		—		—
Increase in non-current investments through a decrease in other receivables		—		—		117
Increase in fixed assets through an increase in trade accounts payable		926		—		—

	2005		2004		2003
Acquisition of ownership interests in subsidiary companies
Investments, net of cash acquired, when applicable		34,952		—		31,744

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

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

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulations of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 23 to these Consolidated Financial Statements.

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

Amounts included in the Consolidated Financial Statements are expressed in thousands of Argentine Pesos (“Ps.”), except as otherwise indicated.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

b.	Principles of consolidation (continued)

A description of the subsidiaries over which the Company has or had effective control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2005	2004	2003
Controlled companies
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”)	66.67%	66.67%	66.67%
Abril S.A. (“Abril”) (ii)	83.33%	83.33%	83.33%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”) (ii)	83.33%	83.33%	83.33%
Baldovinos S.A. (“Baldovinos”) (ii)	83.33%	83.33%	83.33%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”)	100.00%	100.00%	100.00%
Alto Palermo S.A. (“APSA”) (iii)	60.69%	53.81%	54.79%
Llao Llao Resorts S.A. (“LLR”) (iv)	50.00%	50.00%	50.00%

(i)	Percentage of equity interest owned has been rounded and does not contemplate the effects of the potential conversion of irrevocable contributions into common shares.

(ii)	The Company and Palermo Invest each own 50% of the total ownership interest of this subsidiary.

(iii)	See Note 2.f. for details of the increase in the ownership interest occurred during the year ended June 30, 2005.

(iv)	As a result of the adoption of RT No. 21, the Company started to consolidate LLR during the year ended June 30, 2004. This standard was retrospectively applied for comparative purposes.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

d.	New accounting and disclosure standard

During 2003 the CPCECABA approved RT No. 21, “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, which became effective to the Company for the fiscal year ended June 30, 2004. The CNV adopted this standard with certain amendments in March 2004. As a result of the adoption of RT No. 21, the Company started to consolidate LLR during fiscal year 2004. As required by the transition provisions, this standard was retrospectively applied for comparative purposes.

e.	Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

f.	Acquisition, disposition and development of businesses

In the preparation of these Consolidated Financial Statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s Consolidated Financial Statements since the date of the respective acquisition.

Year ended June 30, 2005

Purchase of additional shares and convertible notes of APSA

On November 30, 2004, the Company purchased from GSEM/AP, a Goldman Sachs subsidiary, 3,061,450 units of APSA Convertible Notes with a nominal value of US$ 1 per note and 4,458,080 shares of APSA, for a total consideration of US$ 15.3 million. At the same time, in accordance with the shareholders agreement entered into with Parque Arauco S.A., the Company sold to Parque Arauco S.A. 1,004,866 units of APSA Convertible Notes and 1,463,284 shares at the same price paid to Goldman Sachs, totaling US$ 5.1 million. As a result of this transaction, the Company’s ownership interest in APSA increased from 53.81% to 60.69%.

Acquisition of Mendoza Plaza Shopping by APSA

On September 29, 2004, APSA entered into a purchase agreement pursuant to which APSA acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.) (“Mendoza Plaza Shopping”) for US$ 5.3 million. APSA paid US$ 1.77 million on December 2, 2004 and the remaining balance will be paid in two equal annual installments of US$ 1.77 million each beginning on September 29, 2005. Through this acquisition, APSA became holder of 68.8% of the capital stock of Mendoza Plaza Shopping, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Mendoza. APSA also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

(i) Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to APSA two defaulted credit agreements amounting to US$ 18 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the abovementioned credit facilities to APSA in exchange for US$ 8.5 million ($24.8 million).

(ii) Call option with HSBC Bank Argentina S.A., whereby APSA was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. was obliged to transfer, a defaulted loan agreement originally granted to Mendoza Plaza Shopping amounting to US$ 7.0 million. As a result of the economic measures issued in Argentina in 2002, this financial agreement was converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed by the reference stabilization index (CER). On March 29, 2005 APSA transferred the purchase option to Mendoza Plaza Shopping, which exercised the option paying Ps. 6.8 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million net of rental fees collected by HSBC Bank Argentina S.A. as guarantee amounting to Ps. 0.4 million). This cash payment was funded through a loan granted by APSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

f.	Acquisition, disposition and development of businesses (continued)

APSA also entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to APSA (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3 million. The put option can be exercised until the last business day of October 2008. At the date of issuance of these financial statements, Falabella has not exercised the put option.

On May 31, 2005 the shareholders of Mendoza Plaza Shopping approved the conversion of debt owed to APSA totaling Ps. 36.1 million into common shares. As a result of this transaction, APSA increased its ownership interest in Mendoza Plaza Shopping from 68.8% to 85.4%.

Development of Alto Rosario Shopping

On November 9, 2004 APSA opened a new developed shopping center, Alto Rosario, in the city of Rosario, Province of Santa Fe.

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

Year ended June 30, 2003

Valle de Las Leñas S.A.

In September 2002, the Company had acquired a 30.955% ownership interest in the capital stock and US$ 3.7 million convertible negotiable bonds issued by Valle de Las Leñas S.A. for approximately US$ 2.4 million. On March 4, 2003, the Company sold these ownership interests in Valle de Las Leñas S.A. for US$ 6.5 million.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

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

The percentage-of-completion method of accounting requires company’s management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

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

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “Admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. An admission

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

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

Revenues derived from credit card transactions include commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

b.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalent consist of time deposits and mutual funds which invest in time deposits with original maturities of less than three months at purchase.

c.	Investments

(i)	Current

Current investments primarily include time deposits, mutual funds, and government and mortgage bonds. Time deposits have original maturities of three months or less and are valued at cost plus accrued interest at year-end. Mutual funds and government and mortgage bonds are carried at market value at year-end. Unrealized gains and losses on these investments are included within “Financial results, net” in the accompanying consolidated statements of income.

Current investments also include the current portion of the retained interests in transferred receivables pursuant to the securitization programs (See Notes 15 and 16).

(ii)	Non-current

a)	Equity investments

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

As a result of the purchase of additional shares and the exercise of warrants of BHSA mentioned in Note 2.f. and considering the exercise of significant influence and the intention to maintain the participation as a long-term investment, during fiscal year 2004 the Company changed the method of accounting for its investments in BHSA and Banco de Crédito y Securitización S.A. (“BACSA”, a subsidiary of BHSA) from fair market value and cost, respectively, to the equity method of accounting. As permitted by Argentine GAAP, the Company recognized the cumulative effect of the change amounting to Ps. 27.7 million within “Equity gain (loss) from related parties” in the accompanying consolidated statements of income. In accordance with regulations of the Banco Central de la República Argentina and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA.

b)	Retained interests in securitization programs

Non-current investments also include the Company’s retained interests in transferred credit card and mortgages receivables pursuant to the securitization programs entered into by the Company (see Notes 15 and 16 for details).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

c.	Investments (continued)

c)	Undeveloped parcels of land

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost (adjusted for inflation as described in Note 2.c.) or estimated fair market value, whichever is lower. Land and land improvements are transferred to inventories when construction commences or when the Company determines that the properties are to be marketed for sale.

At June 30, 2002 the Company had recognized impairment losses amounting to Ps. 30,999 in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata, Torres Jardín IV, Caballito Project, Alcorta Plaza, Coto air space and Neuquén). During the year ended June 30, 2003 the Company recognized an additional impairment loss totaling Ps. 9,628 in connection with other parcels of undeveloped land (mainly Padilla 902, Pilar, Constitución 1111, Benavidez and Rosario Project). As a result of an increase in their fair market values, during the years ended June 30, 2003, 2004 and 2005, the Company partially reversed the abovementioned impairment losses, recognizing gains of Ps. 9,851 (Santa Maria del Plata, Caballito Project, Alcorta Plaza, Coto air space and Neuquén), Ps. 15,146 (Caballito Project, Alcorta Plaza, Coto air space, Neuquén, Terrenos de Caballito, Pilar, Torres Jardin IV and Constitución 1111) and Ps. 3,585 (Torres Jardín IV, Padilla 902, Neuquén, Caballito Project, Alcorta Plaza and Coto air space), respectively. The impairment losses and gains associated with the reversion of previously recognized impairment charges have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

d.	Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at acquisition or construction cost (adjusted for inflation as described in Note 2.c.) or estimated fair market value, whichever is lower. The Company maintains an impairment allowance for certain inventories which have market values lower than costs. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the year ended June 30, 2005 the Company capitalized interest costs amounting to Ps. 418 in connection with the development of “San Martin de Tours” project. No interest costs were capitalized during the years ended June 30, 2003 and 2004. Total contract costs and selling costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

Inventories, on which the Company received payments in advance that fix the sales price and the terms and conditions of the contract assure the closing of the transaction and the realization of the gain, are valued at fair market value. See “Gain from valuation of inventories at fair market value” in the accompanying consolidated statements of income for details of the results recognized during the year ended June 30, 2005 in this connection.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2002 and 2003 the Company recognized impairment losses amounting to Ps. 12,621 and Ps. 844, respectively, in connection with certain properties classified as inventories (identified as Av. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardin, Sarmiento 517, parking lots in Dock 13, Constitución 1111, Terrenos de Caballito and Padilla 902). As a result of an increase in their fair market values, during the years ended June 30, 2004 and 2005 the Company partially reversed previously recognized impairment losses, recognizing a gain of Ps. 6 (Rivadavia 2768) and Ps. 297 (primarily in connection with Torres Jardín, Minetti D and parking lots in Dock 13). The impairment losses and gains associated with the reversion of previously recognized impairment charges have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

e.	Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers) and other property and equipment held for use by the Company.

•	Rental properties (including Shopping Centers)

Rental are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and impairment charges. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for office buildings and related improvements and between 17 and 31 years for shopping centers. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and impairment charges of the assets are eliminated from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. During the years ended June 30, 2005 and 2004 the Company capitalized interest costs amounting to Ps. 2.1 million and Ps. 1.2 million, respectively, in connection with the construction of Alto Rosario Shopping Center. No interest costs were capitalized during the year ended June 30, 2003.

At June 30, 2002 the Company had recognized impairment losses amounting to Ps. 96,996 in connection with certain properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames, Hotel Intercontinental, Alto Avellaneda, Alto Noa, Abasto and other properties). During the years ended June 30, 2003 and 2005 the Company also recognized impairment losses totaling Ps. 1,892 in connection with certain properties (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942, and Sarmiento 517) and Ps. 245 in connection with certain properties (identified as Lotes Abril Club de Campo), respectively. As a result of increases in their fair market values, during the years ended June 30, 2003, 2004 and 2005 the Company partially reversed the impairment losses, recognizing gains of Ps. 15,532, Ps. 47,880 and Ps. 24,301, respectively. The impairment losses and gains associated with the reversion of previously recognized impairments have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

•	Other property and equipment

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	Between 3 and 5
Software	Between 3 and 5
Computer equipment	Between 3 and 4
Furniture and fixtures	Between 5 and 10
Other	10

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and impairment charges are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2005, 2004 and 2003 were not significant. These costs are being amortized on a straight-line basis over a period of 3 years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

f.	Intangible assets, net

Intangible assets are carried at cost, (adjusted for inflation as described in Note 2.c.), less accumulated amortization and impairment charges.

•	Preoperating and organization expenses

This item represents expenses incurred by the Company relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

•	Selling and advertising expenses

Expenses incurred relating to the marketing of development properties, including advertising, commissions and other expenses, are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method.

•	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

•	Expenses related to the securitization of receivables

Expenses related to the securitization of receivables represent expenses related to the on-going securitization programs of credit card receivables. These expenses are amortized on a straight-line basis over a two-year period.

•	Deferred financing costs

Expenses incurred in connection with the issuance of debt are amortized over the term of the debt. Deferred financing costs are classified within short-term or long-term debts, as appropriate. Amortization of deferred financing costs is included within “Financial results, net” in the accompanying statements of income as a greater financing expense.

g.	Goodwill, net

Goodwill, net includes (a) the excess of cost over the fair value of net identifiable assets acquired related to the acquisitions of certain subsidiaries (Goodwill) and (b) the excess of the fair value of the assets acquired over the consideration paid for the acquisition of additional ownership interest in APSA (Negative goodwill). Goodwill and Negative goodwill are stated at cost as well as (adjusted for inflation as described in Note 2.c) less accumulated amortization. Goodwill is being amortized under the straight-line method over its estimated economic life, not exceeding 10 years. Amortization of negative goodwill is calculated on a straight-line basis over the weighted-average remaining useful lives of the assets acquired, calculated as 18 years.

Goodwill and negative goodwill are shown in a separate caption in the accompanying consolidated balance sheets.

h.	Foreign currency assets and liabilities

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

i.	Other receivables and liabilities

Certain other receivables and liabilities (asset tax credits, cash reserves and guarantee deposits) have been measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. The remaining other receivables and liabilities have been valued at their nominal value plus interest, if any.

j.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interests based on the interest rate estimated at the time of the transaction.

k.	Mortgages and leases receivable and trade accounts payable

Mortgages and leases receivable and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

l.	Related parties balances and other transactions

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

m.	Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all the periods presented.

The Company records income taxes using the deferred tax method required by RT No. 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

n.	Asset tax provision

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

o.	Customer advances

Customer advances represent payments received in advance in connection with the sale and lease of properties.

p.	Mortgages payable

Mortgages payable includes the debt assumed in the acquisition of Bouchard 710 (see Notes 13 (iv) and 22 for details) as well as the debt assumed in the purchase of a plot of land where the Company is currently constructing “San Martin de Tours” project. The latter will be settled at the end of the construction through the delivery of certain apartments and has been valued at the higher of the purchase price or the estimated cost of construction and subsequent transfer of the units to be delivered.

q.	Provisions for allowances and contingencies

The Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flow or the fair value of collateral if the loan is collateral dependent, when applicable. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

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

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects and to launch new shopping centers. Advertising and promotion expenses were approximately Ps. 12.2 million, Ps. 5.9 million and Ps. 4.0 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Advertising and promotion expenses to market real estate projects and to launch new shopping centers are capitalized as advertising expenses and preoperating expenses, respectively, within intangible assets.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

t.	Impairment of long-lived assets

The Company periodically assess the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

RT No. 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

See Notes 3.c., 3.d., and 3.e. for details of the impairment loss charges recognized in previous years and the impairment loss reversals recognized during the years ended June 30, 2005, 2004 and 2003 as a result of changes in estimates.

u.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

v.	Derivative financial instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. Derivative financial instruments are carried at their fair market value at year-end with changes reported in earnings. For details on the Company’s derivative instruments activity, see Note 14.

w.	Monetary assets and liabilities

Monetary assets and liabilities are disclosed at their par value, adding or deducting the corresponding financial results.

x.	Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts

a.	Cash and banks:

	As of June 30,
	2005		2004
Bank accounts	Ps.	90,189	Ps.	87,502
Cash		7,367		4,646
Checks to be deposited		688		948

	Ps.	98,244	Ps.	93,096

b.	Investments:

	As of June 30,
	2005		2004
Current
Mutual funds	Ps.	87,944	Ps.	61,998
Time deposits		6,039		1,466
Retained interests in transferred credit card receivables (i)		10,488		6,677
Retained interest in transferred mortgages receivables (i)		558		252
Government bonds		4,563		365
Mortgage bonds issued by BHSA (Note 11)		3,523		—
Other investments		575		46

	Ps.	113,690	Ps.	70,804

Non-Current
Equity investments:
BHSA (ii)	Ps.	213,265	Ps.	158,069
Banco de Crédito y Securitización S.A.		4,448		4,590
Mendoza Plaza Shopping (iii)		—		5,763
IRSA Telecomunicaciones N.V. (“ITNV”) (iv)		1,719		—
E-Commerce Latina S.A.		808		1,435
Others		530		918
Retained interests in securitization programs:
Retained interests in transferred credit card receivables (i)		19,033		12,001
Retained interest in transferred mortgages receivables (i)		3,353		5,675
Trust debt securities (v)		223		1,410
Parcels of undeveloped land (vi):
Ciudad Deportiva de la Boca (SMP)		112,771		124,783
Puerto Retiro (Note 13 (i))		46,493		46,424
Caballito		31,065		29,717
Dique III (Note 4.e (ii))		—		25,979
Pereiraola		21,875		21,875
Caballito plots of land		19,898		19,898
Alcorta Plaza		18,048		17,545
Air space Supermercado Coto		11,695		10,442
Neuquén (Note 20)		9,987		9,983
Dique IV		6,490		6,160
Pilar		3,408		3,408
Torre Jardín IV		3,030		2,568
Constitución 1111		—		1,261
Padilla 902		89		71
Other parcels of undeveloped land		3,378		2,936

	Ps.	531,606	Ps.	512,911

(i)	Represents retained interests in the Company’s securitization programs described in Notes 15 and 16.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

b.	Investments (continued):

(ii)	This investment is accounted for under the equity method of accounting at the end of the year. There are certain uncertainties that could affect BHSA primarily in connection with the effect of the matters that are still pending resolution by the Government regarding the settlement of the receivables recognized as a result of the asymmetric pesification and indexation. In addition, BHSA has a significant credit exposure to the public sector. As of June 30, 2005, the investment in BHSA accounts for approximately 9% of the total consolidated assets of the Company. The future outcome of the uncertainties described before could have an adverse effect in the valuation of this investment.

(iii)	At June 30, 2004 the Company owned an 18.9% interest in Mendoza Plaza Shopping. As discussed in Note 2.f), during the year ended June 30, 2005 the Company increased its ownership interest in Mendoza Plaza Shopping from 18.9% to 85.4%. As a result of gaining control, the results of operations of Mendoza Plaza Shopping were included in the consolidated statements of income as from October 1, 2004. At June 30, 2003 the Company had recognized an impairment loss related to the equity investment in Mendoza Plaza Shopping amounting to Ps. 7.5 million. During fiscal years 2004 and 2005, the Company reversed Ps. 0.6 million and Ps. 6.9 million, respectively, of such an impairment loss as a result of changes in estimates. Both the impairment charge and the impairment reversals have been included within “Equity gain (loss) from related companies” in the accompanying consolidated statements of income.

(iv)	As of June 30, 2005 the Company owned a 49.36% interest in ITNV. In the past, the Company had discontinued applying the equity method of accounting for this investment due to the existence of mandatorily redeemable preferred shares issued by ITNV to other shareholders and considering that the Company had neither guaranteed the ITNV obligations nor it had committed itself to provide financial support to ITNV. As a result, the investment in ITNV was valued at zero at June 30, 2004. On August 19, 2005, ITNV repurchased all the shares held by the Company for a total consideration of US$ 604. Therefore and considering that this transaction occurred before the issuance of these consolidated financial statements, the Company resumed the equity method of accounting up to the limit of the fair market value at June 30, 2005. As such, the Company recognized a gain of US$ 604 during the year ended June 30, 2005.

(v)	Represents debt certificates issued by the trusts in connection with the Company’s securitization programs described in Note 16.

(vi)	The book value of parcels of undeveloped land is presented net of the impairment loss mentioned in Note 3.c.

c.	Mortgages and leases receivable, net:

	As of June 30,
	2005		2004
Current
Credit card receivables	Ps.	28,859	Ps.	13,722
Leases and services receivables		17,289		10,203
Checks to be deposited		20,319		9,810
Debtors under legal proceedings (i)		25,032		26,360
Pass-through expenses receivables (ii)		5,108		4,498
Hotel receivables		4,876		4,299
Receivable from the sale of properties		1,569		371
Mortgage receivables (iii)		538		388
Related parties (Note 11)		146		79
Less:
Allowance for doubtful accounts (Note 24.c.)		(38,255)		(35,299)

	Ps.	65,481	Ps.	34,431

Non-Current
Mortgage receivables (iii)	Ps.	835	Ps.	1,047
Credit card receivables		7,899		1,834
Less:
Allowance for doubtful accounts (Note 24.c.)		(969)		(45)

	Ps.	7,765	Ps.	2,836

(i)	Comprised of Ps. 2.3 million and Ps. 2.5 million related to mortgage receivables and Ps. 22.7 million and Ps. 23.9 million related to leases receivables, at June 30, 2005 and 2004, respectively.

(ii)	Pass-through expenses receivables primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by the Company on behalf of tenants.

(iii)	Mortgage receivables consist of fixed-rate mortgages receivables from several borrowers. At June 30, 2005, the amount due from the largest individual borrower was Ps. 104 at a contractual interest rate of 14%. At June 30, 2005, principal payments on mortgage receivable become due as follows: 2006 – Ps. 214; 2009 – Ps. 17; 2010 – Ps. 4; 2014 – Ps. 54; 2015 – Ps. 11.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

d.	Other receivables and prepaid expenses:

	As of June 30,
	2005		2004
Current
Asset tax credits	Ps.	18,009	Ps.	1,009
Miscellaneous debtors		7,166		5,221
Prepaid expenses		7,009		4,473
Cash reserves related to the securitization programs (Note 16)		4,090		870
Value Added Tax (“VAT”) receivable		3,838		1,010
Related parties (Note 11)		2,055		20,377
Income tax advances		1,332		2,860
Guarantee deposits (ii)		1,140		500
Prepaid gross sales tax		1,037		407
Tax on personal assets to be recovered		497		969
Future contracts receivable (iii)		269		474
Debtors under legal proceedings		96		119
Interest rate swap receivable (i)		—		13,816
Tax credit certificates		—		563
Others		156		80

	Ps.	46,694	Ps.	52,748

Non-Current
Deferred income tax (Note 17)		61,761		58,721
Asset tax credits	Ps.	25,694	Ps.	56,522
Advance for the purchase of a loan (v)		11,434		—
Collateral deposit (Note 4.i. (vii))		5,694		—
Value Added Tax (“VAT”) receivable		5,173		1,428
Cash reserves related to the securitization programs (Note 16)		2,549		433
Mortgage receivable (iv)		2,208		2,208
Allowance for doubtful mortgage receivable (Note 24.c.)		(2,208)		(2,208)
Prepaid gross sales tax		782		438
Related parties (Note 11)		46		12
Others		469		415
Less:
Present value – other receivables		(1,064)		(1,384)

	Ps.	112,538	Ps.	116,585

(i)	Represents the net amount of US$ 50.1 million deposited as collateral (including interest of US$ 0.1 million) and US$ 45.4 million payable for the swap agreement. See Note 14 for details.

(ii)	At June 30, 2005 the balance is comprised of Ps. 0.3 million related to a deposit required as collateral for certain labor lawsuits of the Company and Ps. 0.8 million related to attached funds in connection with Llao Llao Litigation (See Note 21 for details).

(iii)	The Company maintained a deposit of Ps. 358 and Ps. 694 at June 30, 2005 and 2004, respectively, as collateral for the future contracts (Ps. 269 and Ps. 474 net of the fair value of the future contracts). See Note 14 for details.

(iv)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company recognized an allowance for the entire balance based on the opinion of its legal counsel.

(v)	Represents a payment of US$ 4 million made by the Company in connection with a contract entered into with Credit Suisse First Boston (“CSFB”) pursuant to which the Company is committed to acquire in specific circumstances a loan with a mortgage guarantee on an office building in the City of Buenos Aires for US$ 10 million. The loan has a nominal value of US$ 12.8 million and CSFB is actually the creditor.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

e.	Inventories:

	As of June 30,
	2005		2004
Current
San Martín de Tours	Ps.	11,743	Ps.	4,744
Abril/Baldovinos		7,671		3,239
Torres de Abasto		518		555
Torres Jardín		468		245
Resale merchandise		302		138
Rivadavia 2768		—		124
Bonus merchandise		69		87
Villa Celina		43		43
Dock 13 Puerto Madero		1,605		37
Minetti “D”		65		33
Credit from barter of “Edificios Cruceros” (i)		8,141		—
Plot 1 d) Dique III (ii)		23,923		—
Plot 1 e) Dique III (ii)		9,776		—
Other inventories		1,302		1,327

	Ps.	65,626	Ps.	10,572

Non-Current
Torres Rosario	Ps.	19,275	Ps.	15,414
Abril/Baldovinos		2,782		4,548
Credit from barter of Plot 1c) Dique III (ii)		22,861		—
Credit from barter of “ Edificios Cruceros” (i)		—		5,836
Credit from barter of Benavidez (iii)		8,542		8,755

	Ps.	53,460	Ps.	34,553

(i)	During the year ended June 30, 2004 the Company sold a parcel of land in exchange for 40 housing units of the building to be constructed in the acquired land. The housing units to be received were originally valued at the price established in the contract amounting to Ps. 5.8 million and as a result the Company recognized a loss of Ps. 0.8 million. During the year ended June 30, 2005 the Company signed promissory sales contracts with third parties to sell 9 housing units, receiving advance payments equal to 40% of the sales price. Subsequent to year-end the Company collected an additional 40% of the sales price. The remaining 20% will be collected at the time of signing the pertinent deed and subsequent transfer of property scheduled for December 2005. Housing units for which the Company signed promissory sales contracts have been valued at their fair market value. As a result, the Company recognized a gain of Ps. 2.4 million which is included within “Gain from valuation of inventories at fair market value” in the accompanying consolidated balance sheets.

(ii)	On September 7, 2004, the Company and DYPSA, Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a barter and option contract whereby DYPSA proposed to acquire from the Company plots 1c) and 1e) of Dique III (undeveloped land) at a price of US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver to the Company, within a maximum term of 36 months, housing units, parking lots and storage spaces representing in the aggregate 28.50% of the housing unit area to be built in the first building. Furthermore, DYPSA has an option to acquire plot 1e) mentioned above within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the work progress in the first building. In this case, DYPSA agreed to deliver to the Company in exchange, within a maximum term of 36 months, housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area to be built in the second building. These barter transactions were subject to the approval by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably during the second quarter of fiscal year ended June 30, 2005. As a result, on November 25, 2004 the Company signed the deed of conveyance of title of the plot 1c) in favor of DYPSA and the option of DYPSA to acquire plot 1e) as explained before. As a guarantee of this transaction, DYPSA set up a first degree mortgage on plot 1c) for US$ 8,030 in favor of the Company. The option to exchange plot 1 e) is subject to the construction of the 13th floor of the building to be built on lot 1 c). As a result of this transaction, the Company has valued the units to be received from DYPSA as consideration for the exchange of lot 1c) at the fair market value of the plot recognizing a gain of Ps. 15.0 million. Plot 1e) remains valued at cost since the option has not been exercised by DYPSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

e.	Inventories (continued)

In addition, on May 18, 2005 the Company entered into a preliminary agreement with DYPSA pursuant to which the Company will sell to DYPSA plot 1d) for a total consideration of US$ 8,500. The Company received an advance payment of US$ 2,150 and the balance of US$ 6,350 will be paid by DYPSA at the time of signing the pertinent deed and subsequent transfer of property, which is scheduled for January, 2006. As a result of this transaction, this plot of land has been valued at its fair market value. As such, the Company recognized a gain of Ps. 15.0 which is included within “Gain from valuation of inventories at fair market value” in the accompanying consolidated balance sheets.

(iii)	On May 21, 2004 the Company sold to Desarrolladora El Encuentro S.A. (DEESA) an undeveloped parcel of land located in Benavidez, Province of Buenos Aires, in exchange for US$ 980 in cash and 110 residential plots to be subdivided by DEESA in the acquired land which were valued at US$ 3,000. As a guarantee of the obligations assumed for this transaction, DEESA set up a first mortgage on the acquired land in favor of the Company amounting to US$ 3,000 and made a guarantee payment of US$ 500 to the Company. This balance does not accrue interest and will be returned as work progresses (50% at the time of certification of 50% of progress and the remaining upon certification of 90% of work progress). As a result of this transaction, the Company recognized a gain of Ps. 907 during the year ended June 30, 2004.

f.	Trade accounts payable:

	As of June 30,
	2005		2004
Current
Accruals	Ps.	17,253	Ps.	10,916
Suppliers		47,769		30,771
Foreign suppliers		973		1,008
Related parties (Note 11)		729		251
Other		157		62

	Ps.	66,881	Ps.	43,008

Non-Current
Foreign suppliers	Ps.	1,871	Ps.	2,865
Accruals		78		—

	Ps.	1,949	Ps.	2,865

g.	Customer advances:

	As of June 30,
	2005		2004
Current
Advance payments from customers	Ps.	20,911	Ps.	8,508
Admission rights (Note 3.a.)		18,041		11,495
Lease advances (i)		10,966		5,451
Advance for the sale of a plot of land (ii)		1,006		—

	Ps.	50,924	Ps.	25,454

Non-Current
Admission rights (Note 3.a.)	Ps.	26,061	Ps.	17,444
Lease advances (i)		13,807		11,358

	Ps.	39,868	Ps.	28,802

(i)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 6.1 million as of June 30, 2005 respectively, and Ps. 1.2 million and Ps. 7.2 million as of June 30, 2004, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2005 the six-month LIBOR was 3.7%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the spaces it rents.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

g.	Customer advances (continued):

(ii)	Represents a payment of Euros 300 received from Villa Hermosa S.A. in connection with a preliminary sale contract for a plot of land that is currently an integral part of the property located in Rosario, on which the Company plans to build buildings for housing. The sale transaction is subject to certain conditions. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A.

h.	Salaries and social security payable:

	As of June 30,
	2005		2004
Provision for vacation and bonuses	Ps.	7,428	Ps.	4,721
Salaries and social security payable		4,587		2,526
Other		321		734

	Ps.	12,336	Ps.	7,981

i.	Short-term and long-term debt:

	As of June 30,
	2005		2004
Short-term debt
IRSA Convertible Notes (i)	Ps.	1,726	Ps.	2,632
APSA Convertible Notes (ii)		2,016		2,310
Collateralized Notes (iii)		11,364		5,930
Uncollateralized Loan Agreement (iv)		6,994		3,630
APSA Senior Notes (v)		—		31,469
APSA Notes (vi)		—		50,793
Collateralized loans (vii)		23,138		37,356
Uncollateralized loans (viii)		22,752		1,007
APSA Syndicated Loan (ix)		25,928		—

	Ps.	93,918	Ps.	135,127

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

Long-term debt
IRSA Convertible Notes (i)	Ps.	168,059	Ps.	255,922
APSA Convertible Notes (ii)		44,821		53,578
Collateralized Notes (iii)		88,670		98,643
Uncollateralized Loan Agreement (iv)		54,544		60,664
Uncollateralized loans (viii)		8,661		—
APSA Syndicated Loan (ix)		25,000		—

	Ps.	389,755	Ps.	468,807

In November 2002 the Company completed the refinancing of the financial debts for US$ 117 million. According to the agreements, the lenders agreed to receive (i) a cash settlement of US$ 13.6 million, and (ii) new debt instruments in exchange for the balance. As a result, the Company issued US$ 37.4 million Collateralized Notes, a US$ 51 million Uncollateralized Loan Agreement and US$ 15 million of IRSA Convertible Notes. See footnotes below for a description of the terms and conditions of each issuance. The Company accounted for the refinancing in accordance with RT 17. Since the conditions of the new debt instruments were substantially different from the original conditions (as defined by RT 17), the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. As a result of the debt restructuring, the Company recognized a Ps. 36.5 million gain in 2003 (Ps. 31.7 million net of expenses incurred in the restructuring), which represented the difference between the present value of the new debt instruments and the carrying value of the old debts.

(i)	See Note 10 for details of the issuance of IRSA Convertible Notes.

(ii)	On August 20, 2002 APSA issued US$ 50 million of uncollateralized convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of APSA Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes matures on July 19, 2006, accrues interest (payable semiannually) at a fixed annual interest rate of 10% and are convertible, at any time, at the option of the holder into APSA common shares of Ps. 0.10 par value per share. The conversion rate per U.S. dollar is the lesser amount of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of APSA’s common shares (Ps. 0.10). The issuance of the APSA Convertible Notes was approved by its shareholders on December 4, 2001 and by the National Securities Commission on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. At June 30, 2005 the outstanding balance of APSA Convertible Notes amounted to US$ 47.3 million, of which US$ 31.7 million correspond to IRSA holdings. The Company has eliminated in consolidation the intercompany balances and, as a result, the balance of APSA Convertible Notes with third parties shown in the consolidated balance sheets at June 30, 2005 and 2004 amounts to US$ 15.6 million and US$ 18.1 million, respectively.

(iii)	In connection with the debt restructuring mentioned above, on November 20, 2002 the Company issued US$ 37.4 million collateralized notes due November 20, 2009 (the “Collateralized Notes”). The Collateralized Notes bear interest at 3-month LIBOR plus 200 basis points. Interest is payable quarterly, commencing February 2003. In accordance with RT 17, the Company has recorded the debt on a discounted basis considering an 8% market interest rate. As of June 30, 2005, the Company has settled the first two installments totaling US$ 1.9 million; consequently, the carrying value of the debt amounts to US$ 31.1 million (equivalent to US$ 35.5 million discounted at an interest rate of 8%). The Collateralized Notes require the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on distributions of dividends, incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As collateral, the Company has mortgaged certain real estate properties (See Note 13 for details).

(iv)	In connection with the debt restructuring mentioned above, on November 20, 2002 the Company also issued a US$ 51 million uncollateralized loan agreement due November 20, 2009 (the “Uncollateralized Loan Agreement”) payable in 20 quarterly equal installments beginning in February 2005. The Uncollateralized Loan Agreement accrues interest as follows: US$ 35 million accrue interest at 3-month LIBOR plus 200 basis points, and US$ 16 million accrue at a fixed interest rate. Interest is payable quarterly, commencing February 2003.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

The Uncollateralized Loan Agreement requires the Company to meet certain financial ratios and to comply with certain other covenants, including restrictions on distributions of dividends, incurrence of debt and liens, mergers, acquisitions, asset dispositions and certain payments, as well as, contain limitations on investments and capital expenditures. As required by RT 17 for an exchange of debt with substantially different terms, the Company originally recorded the issuance on a discounted basis considering an 8% market interest rate. On July 25, 2003 the Company repurchased the abovementioned US$ 16 million portion of the Uncollateralized Loan Agreement for US$ 10.9 million in cash. In addition, on March 17, 2004 the Company repurchased US$ 12 million of the US$ 35 million portion of the Uncollateralized Loan Agreement for US$ 8.6 million in cash. Additionally, at June 30, 2005 the Company has settled the two first installments totaling to US$ 1.2 million. Consequently, at June 30, 2005 the outstanding balance amounts to US$ 19.1 million (equivalent to US$ 21.9 million discounted at the interest rate of 8%).

(v)	On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of Senior Notes (“APSA Senior Notes”). APSA Senior Notes were issued in three classes, maturing at various dates through January 13, 2005 and accruing interest at different variable rates. Pursuant to Decree N° 214, debts in U.S. dollars in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and adjusted based on the Coeficiente de Estabilización de Referencia (CER). During the years ended June 30, 2001 and 2002, APSA repurchased Ps. 2.5 million of the Senior Notes and made principal payments at their maturity for Ps. 11.3 million, respectively. During the year ended June 30, 2003, APSA repurchased Ps. 80.8 million of the Senior Notes and made principal payments at their maturity for Ps. 4.6 million. During the year ended June 30, 2004, the Company made principal payments at their maturity for Ps. 3.3 million. As of June 30, 2004 the outstanding principal balance was Ps. 17.5 million and the rate applied to this debt was 8% per annum. During the year ended June 30, 2005, the Company repurchased Ps. 13.7 million of the Senior Notes and paid the balance of Ps. 3.8 million at their maturity. APSA Senior Notes were collateralized by a pledge on the shares of SAPSA and included various restrictive covenants, which among other things required APSA to maintain certain financial ratios.

(vi)	On April 7, 2000, APSA issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the “APSA Notes”). Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by APSA. The APSA Notes included various restrictive covenants, which among other things required APSA to maintain certain financial ratios. During the years ended June 30, 2001, 2002 and 2003, APSA redeemed Ps. 18.1 million, Ps. 15.5 million and Ps. 1.8 million of the Notes, respectively, at different prices below par plus accrued interest. At June 30, 2004 the balance was comprised of Ps. 49.6 million of principal and Ps. 1.7 million of accrued interest. During the year ended June 30, 2005 APSA redeemed an additional Ps. 1.2 million of the Notes and paid the balance of Ps. 48.4 million at their maturity.

(vii)	At June 30, 2005 the balance relates to a collateralized loan in process of restructuring with its creditor. This collateralized loan amounting to US$ 12 million had been obtained by Hoteles Argentinos S.A. (“HASA”, a subsidiary of the Company) from Bank Boston N.A. in January 2001. At June 30, 2004 the Company had not paid 11 principal and 9 interest installments already matured as a result of the financial crisis and lack of credit in the bank system. On March 5, 2004, Bank Boston N.A. formally notified HASA that as from March 10, 2004 it assigned to Marathon Master Fund Ltd. (“Marathon”) all the rights and obligations arising from this loan agreement together with all related amendments, guarantees and insurance policies. On December 16, 2004 Ritelco S.A. (“Ritelco”, a wholly-owned subsidiary of the Company) purchased the loan agreement paying to Marathon US$ 7,925 in cash. On March 23, 2005 Ritelco sold to CSFB the loan agreement for US$ 8 million in cash and the Company entered into an agreement with CSFB pursuant to which, among other things, (a) the Company guarantees the payment of the debt owed by HASA, (b) HASA must present a restructuring plan of the loan prior to September 15, 2005, and (c) in the event of non-compliance the Company shall repurchase the loan agreement for US$ 8,000. As guarantee for this transaction, the Company made a payment of US$ 2,000 to CSFB which is disclosed as a collateral deposit within “Other receivables and prepaid expenses, net” in the accompanying consolidated balance sheet. The loan is collateralized by real estate properties with a net book value of Ps. 32.1 million at June 30, 2005.

(viii)	At June 30, 2005 uncollateralized loans include US$ 6 million related to a loan granted by Deustche Bank S.A. to APSA for US$ 11 million in March 2005, of which US$ 5 million were repaid in April 4, 2005 with the proceeds received in connection with the settlement of the swap agreement. The balance of the loan will be amortized in two equal installments on February 1, 2006 and August 1, 2006. The loan accrues interest at LIBOR plus 3.25%. Uncollateralized loans also include short-term loans and overdraft facilities totaling Ps. 13.8 million at June 30, 2005. The weighted average interest rates on short-term loans were 7.6% and 9.0% as of June 30, 2005 and 2004, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

(ix)	On April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted APSA a syndicated loan in a total amount of Ps. 50 million (“APSA Syndicated Loan”), which will be amortized in four six-month equal and consecutive installments beginning October 5, 2005. The syndicated loan accrues interest at a fixed rate of 7.875% during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. Proceeds from this loan were used to repay the balance of the APSA Notes at their maturity for Ps. 48.4 million. See footnote (vi) for details. On July 5, 2005 the Company paid the first interest installment of this loan.

j.	Taxes payable:

	As of June 30,
	2005		2004
Current
Income tax provision, net	Ps.	6,409	Ps.	2,008
Asset tax payable, net		4,894		4,565
VAT payable		4,333		2,483
Gross sales tax payable		2,495		956
Provision for tax on personal assets		2,241		—
Income tax withholdings		731		384
Value added tax withholdings		339		62
Other		910		1,183

	Ps.	22,352	Ps.	11,641

Non-Current
Gross sales tax payable	Ps.	2,848	Ps.	3,120
Deferred income tax (Note 17)		18,924		8,469

	Ps.	21,772	Ps.	11,589

k.	Other liabilities:

	As of June 30,
	2005		2004
Current
Seller financings (i)	Ps.	11,348	Ps.	5,781
Provision for contingencies (Note 24.c.) (ii)		9,776		6,439
Accrual for directors fees, net of advances (Note 11)		7,052		6,862
Donations payable (Note 11)		3,960		3,029
Related parties (Note 11)		2,829		3,150
Guarantee deposits		924		503
Contributed leasehold improvements (iii)		525		212
Accruals		514		690
Unearned income (iv)		110		—
Dividends payable (Note 11)		39		2,379
Others		2,027		1,548

	Ps.	39,104	Ps.	30,593

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

k.	Other liabilities (continued)

	As of June 30,
	2005		2004
Non-Current
Contributed leasehold improvements (iii)	Ps.	11,473	Ps.	690
Provision for contingencies (Note 24.c.) (ii)		11,027		6,549
Seller financings (i)		5,030		—
Guarantee deposits		2,787		3,030
Unearned income (iv)		2,345		—
Related parties (Note 11)		1,732		—
Other		20		20
Less:
Present value – other liabilities		(4)		(139)

	Ps.	34,410	Ps.	10,150

(i)	As of June 30, 2005 the balances were primarily comprised of (a) Ps. 3.3 million of principal plus Ps. 2.3 million of CER and Ps. 0,8 million of accrued interests relating to the seller financing obtained in the acquisition of Shopping Neuquén, which accrues interest at six-month LIBOR (3.7% as of June 30, 2005) (See Note 20), and (b) Ps. 9.7 million relating to the seller financing obtained in the acquisition of Mendoza Plaza Shopping (Ps. 4.7 million due September 29, 2005 and Ps. 5.0 million due September 29, 2006) (included imputed interest).

(ii)	This reserve relates to: (a) labor lawsuits filed against the Company, (b) tax matters related to differences in basis in the computation of certain tax contributions, (c) the claims related to Shopping Neuquén as disclosed in Note 20, (d) the Llao Llao litigation as disclosed in Note 21 and (e) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management’s attention.

(iii)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2005, 2004 and 2003.

(iv)	Unearned income relates to a contract entered into with Riocruz S.C.S. (Tienda C&A) in 1999 pursuant to which Mendoza Plaza Shopping granted Riocruz S.C.S. a perpetual mutual right of way in exchange for US$ 2.9 million as consideration for the first ten years and subsequently free of charge. Unearned income is amortized to income over the remaining useful life of Mendoza Plaza Shopping.

l.	Mortgages payable

	As of June 30,
	2005		2004
Current
Mortgage payable Bouchard 710		22,527		—
Mortgage payable San Martín de Tours	Ps.	2,935	Ps.	2,218

	Ps.	25,462	Ps.	2,218

Non-Current
Mortgage payable Bouchard 710	Ps.	27,627	Ps.	—

	Ps.	27,627	Ps.	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2005, the Company had 357,266,448 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2003, 2004 and 2005:

	Common Stock					Approved by
	Shares issued	Par value		Additional paid-in-capital		Body	Date	Date of registration
Balances as of June 30, 2002	207,411,988	Ps.	207,412	Ps.	569,481

Distribution of treasury stock	4,587,285		4,588		—	Ordinary and Extraordinary Shareholders’ Meeting	November 5 and 27, 2002	November 5, 2002
Conversion of debt into common shares (Note 10)	12,531		13		8	Board of Directors Meeting	August 22, 2003	August 22, 2003

Balances as of June 30, 2003	212,011,804	Ps.	212,013	Ps.	569,489

Conversion of debt into common shares (Note 10)	23,734,388		23,734		14,312	Board of Directors Meeting	August 22, December 31, 2003; March 31, June 30, 2004	Pending
Exercise of warrants (Note 10)	13,056,801		13,056		11,704

Balances as of June 30, 2004	248,802,993	Ps.	248,803	Ps.	595,505

Conversion of debt into common shares (Note 10)	52,448,952		52,449		31,001	Board of Directors Meeting	September 30, December 30, 2004; March 31, June 30, 2005	Pending
Exercise of warrants (Note 10)	56,014,503		56,015		49,665

Balances as of June 30, 2005	357,266,448	Ps.	357,267	Ps.	676,171

b.	Capital nature transactions

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

d.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital (including inflation adjustment). This legal reserve may be used only to absorb losses. In addition, certain of the Company’s financial debts contain covenants, which restrict the company’s ability to pay dividends.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

5.	Shareholders’ equity (continued)

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

The Company is required to disclose segment information in accordance with RT 18. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations and Financial operations and others.

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

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to the banking activity, internet, telecommunications and other technology-related activities of the Company.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2005:

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	32,311	Ps.	19,431	Ps.	230,087	Ps.	87,120	Ps.	940	Ps.	369,889
Costs		(16,939)		(7,746)		(92,217)		(48,924)		(979)		(166,805)

Gross profit (loss)		15,372		11,685		137,870		38,196		(39)		203,084
Gain from valuation of inventories at fair market value		17,317		—		—		—		—		17,317
Selling expenses		(2,564)		(922)		(24,604)		(9,792)		—		(37,882)
Administrative expenses		(9,514)		(9,223)		(31,553)		(19,434)		—		(69,724)
Gain in credit card trust		—		—		423		—		—		423
Gain from operations and holdings of real estate assets, net		521		12,228		13,093		2,096		—		27,938

Operating income (loss)		21,132		13,768		95,229		11,066		(39)		141,156
Amortization of goodwill		—		—		(1,663)		—		—		(1,663)
Equity (loss) gain from related companies		—		—		(2,302)		12,197		56,999		66,894
Financial results, net		(5,846)		(4,283)		(17,284)		(4,189)		19,385		(12,217)
Other (expenses) income, net		—		—		(8,047)		223		(6,742)		(14,566)

Income before taxes and minority interest		15,286		9,485		65,933		19,297		69,603		179,604
Income tax and asset tax		(13,089)		(1,784)		(33,615)		(1,179)		(3,540)		(53,207)
Minority interest		—		(2,112)		(17,216)		(3,824)		—		(23,152)

Net income		2,197		5,589		15,102		14,294		66,063		103,245
Additions of fixed assets and intangible assets		—		20,370		50,921		8,025		—		79,316
Depreciation and amortization (a)		252		6,672		58,343		8,824		—		74,091
Non-current investments in affiliated companies		—		—		808		—		219,432		220,240
Operating assets		343,803		364,420		1,124,780		133,035		—		1,966,038
Non-operating assets		55,442		58,766		10,678		2,136		431,366		558,388

Total assets	Ps.	399,245	Ps.	423,186	Ps.	1,135,458	Ps.	135,171	Ps.	431,366	Ps.	2,524,426

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2004:

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	30,257	Ps.	15,144	Ps.	143,250	Ps.	71,295	Ps.	859	Ps.	260,805
Costs		(25,849)		(8,273)		(72,447)		(40,049)		(798)		(147,416)

Gross profit		4,408		6,871		70,803		31,246		61		113,389
Selling expenses		(3,957)		(54)		(9,827)		(8,150)		—		(21,988)
Administrative expenses		(6,689)		(4,331)		(23,607)		(15,613)		—		(50,240)
Gain in credit card trust		—		—		261		—		—		261
Gain from operations and holdings of real estate assets, net		7,037		27,743		25,631		2,655		—		63,066

Operating income		799		30,229		63,261		10,138		61		104,488
Amortization of goodwill		—		—		(2,904)		—		—		(2,904)
Equity (loss) gain from related companies		(189)		—		(1,127)		—		27,969		26,653
Financial results, net		(6,127)		(6,205)		(12,266)		(4,930)		41,351		11,823
Other expenses, net		—		—		(5,845)		(2,116)		(5,675)		(13,636)

(Loss) income before taxes and minority interest		(5,517)		24,024		41,119		3,092		63,706		126,424
Income tax and asset tax expense		(462)		(3,268)		(16,311)		(3,060)		(2,619)		(25,720)
Minority interest		429		(1,279)		(9,275)		(2,717)		—		(12,842)

Net (loss) income		(5,550)		19,477		15,533		(2,685)		61,087		87,862
Additions of fixed assets		232		54		21,674		4,390		—		26,350
Depreciation and amortization (a)		(1,217)		5,962		52,612		8,134		—		65,491
Non-current investments in affiliated companies		—		—		7,198		—		162,659		169,857
Operating assets		295,869		275,849		992,036		131,478		—		1,695,232
Non-operating assets		59,335		55,321		64,851		7,019		326,568		513,094

Total assets	Ps.	355,204	Ps.	331,170	Ps.	1,056,887	Ps.	138,497	Ps.	326,568	Ps.	2,208,326

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2003:

	Development and sale of properties		Office and other non- shopping center rental properties		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	46,616	Ps.	17,770	Ps.	113,754	Ps.	57,730	Ps.	625	Ps.	236,495
Costs		(46,527)		(9,093)		(67,088)		(31,373)		(586)		(154,667)

Gross profit		89		8,677		46,666		26,357		39		81,828
Selling expenses		(4,023)		(80)		(17,594)		(6,858)		—		(28,555)
Administrative expenses		(6,106)		(4,409)		(21,356)		(13,323)		—		(45,194)
Gain on purchasers rescissions of sales contracts		9		—		—		—		—		9
Loss in credit card trust		—		—		(4,077)		—		—		(4,077)
Gain (loss) from operations and holdings of real estate assets, net		12,944		(1,891)		10,454		—		—		21,507

Operating income		2,913		2,297		14,093		6,176		39		25,518
Amortization of goodwill		—		—		(6,631)						(6,631)
Equity loss from related companies		(285)		—		(12,072)		—		(2,344)		(14,701)
Financial results, net		(2,132)		(2,095)		83,301		11,056		225,171		315,301
Other income (expenses), net		—		—		13,272		(3,734)		(10,397)		(859)

Income before taxes and minority interest		496		202		91,963		13,498		212,469		318,628
Income tax and asset tax benefit (expense)		663		(1009)		(46,755)		1,433		49,197		3,529
Minority interest		5,135		(1,386)		(35,212)		(4,249)		—		(35,712)

Net income (loss)		6,294		(2,193)		9,996		10,682		261,666		286,445
Additions of fixed assets		6,606		5,469		3,449		3,150		—		18,674
Depreciation and amortization (a)		3,637		5,961		52,641		7,198		—		69,437
Non-current investments in affiliated companies		—		—		8,527		—		30,684		39,211
Operating assets		299,024		255,890		994,917		130,534		—		1,680,365
Non-operating assets		43,835		37,511		49,307		8,255		262,683		401,591

Total assets	Ps.	342,859	Ps.	293,401	Ps.	1,044,224	Ps.	138,789	Ps.	262,683	Ps.	2,081,956

(a)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

7.	Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2005		2004		2003
Income from transactions related to shares of related companies	Ps.	—	Ps.	—	Ps.	10,121
Gain from holding of investment in real estate		27,938		63,066		11,386

	Ps.	27,938	Ps.	63,066	Ps.	21,507

8.	Financial results, net:

	Year ended June 30,
	2005		2004		2003
Generated by assets:
Financial operating net results	Ps.	17,752	Ps.	52,858	Ps.	29,704
Exchange (loss) gain		(3,519)		16,543		(73,993)
Results from derivative instruments		6,533		17,641		79,874
Interest income		4,870		5,261		10,825
Interest on discounting assets		173		1,695		(1,697)
Loss on exposure to inflation		—		—		(13,754)

	Ps.	25,809	Ps.	93,998	Ps.	30,959

Generated by liabilities:
Discounts	Ps.	2,205	Ps.	7,235	Ps.	36,868
Gain on exposure to inflation		—		—		11,847
Interest on discounting liabilities		(134)		(294)		32,063
Exchange gain (loss)		7,504		(29,578)		262,676
Gain on repurchase of debt (Note 9 (i))		—		—		6,749
Financial expenses		(47,601)		(59,538)		(65,861)

		(38,026)		(82,175)		284,342

Financial results, net	Ps.	(12,217)	Ps.	11,823	Ps.	315,301

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

9.	Other expenses, net:

	Year ended June 30,
	2005		2004		2003
Other income:
Recovery of allowance for doubtful account, net	Ps.	78	Ps.	184	Ps.	—
Gain on early redemption of loans		—		785		—
Gain from the sale of intangible assets		7		252		2,976
Gain on repurchase of debt (i)		—		—		13,030
Gain from the sale of fixed assets		—		—		768
Other		608		1,448		2,372

	Ps.	693	Ps.	2,669	Ps.	19,146

Other expenses:
Provision for contingencies	Ps.	(2,044)	Ps.	(5,374)	Ps.	(7,651)
Tax on personal assets		(6,977)		(4,076)		—
Donations		(4,203)		(2,685)		(5,944)
Loss from the sale of fixed assets		(35)		—		—
Tax amnesty plan for gross sales tax payable		—		(2,133)		—
Tax on bank accounts operations		(745)		(780)		(955)
Unrecoverable VAT		(839)		(727)		(1,178)
Other		(416)		(530)		(4,277)

		(15,259)		(16,305)		(20,005)

Other expenses, net	Ps.	(14,566)	Ps.	(13,636)	Ps.	(859)

(i)	During the year ended June 30, 2003, the Company repurchased a portion of the APSA Senior Notes and the APSA Notes (Ps. 80.8 million and Ps. 1.8 million, respectively) from third parties, at different prices below par plus accrued interest. In connection with the repurchase, the Company recorded a gain of Ps. 19.8 million. Such gain is net of a charge of Ps. 5.4 million relating to the amortization of deferred financing costs associated with the repurchase obligations.

10.	Issuance of IRSA Convertible Notes

On November 21, 2002, the Company issued US$ 100 million of 8% convertible notes due 2007 (“IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85 million in cash and the settlement of certain liabilities (See Note 4.i.). In accordance with the agreement, IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. In accounting for this issuance, no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of IRSA Convertible Notes were mainly used to the settlement and restructuring of the debts outstanding at that date and to finance Company’s working capital.

As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price and the warrants exercise price was decreased to US$ 0.54505 and to US$ 0.65406, respectively.

During the years ended June 30, 2003, 2004 and 2005, certain holders of IRSA Convertible Notes for a total amount of US$ 41.5 million exercised their conversion rights and, as a result, the Company issued 12,531 shares, 23,734,388 shares and 52,448,952 shares of common stock, respectively. During the years ended June 30, 2004 and 2005, the Company also issued 69,071,304 shares of common stock in exchange for US$45.2 million cash as a result of the exercise of warrants. At June 30, 2005 the outstanding balance of IRSA Convertible Notes amounted to US$58.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of Transaction /caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2005		2004		2003		2005		2004
Red Alternativa S.A.	Subsidiary of ITNV, equity investee of the Company	Mortgages and leases receivables, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	9	Ps.	53
		Other receivables and prepaid expenses (current)		—		—		—		—		1
		Rental Income		168		137		119		—		—
		Sales and Development		30		16		—		—		—
		Expenses to be recovered		—		—		65		—		—

Altocity.com S.A.	Subsidiary of E-Commerce S.A., an equity investee of the Company	Mortgages and leases receivables, net (current)		—		—		—		10		4
		Other receivables and prepaid expenses (current)		—		—		—		139		59
		Other liabilities (current)		—		—		—		(188)		(176)
		Rental income		19		97		102		—		—
		Sales and developments		30		46		—		—		—
		Trade account payable (current)		—		—		—		(11)		—

Alternativa Gratis S.A.	Subsidiary of ITNV, equity investee of the Company	Mortgages and leases receivables, net (current)		—		—		—		—		16
		Sales and development		38		38		—		—		—

Hoteles Sheraton de Argentina S.A.C	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—		—		(198)		(119)

BHSA	Equity investee of the Company (i)	Investments (current)		—		—		—		3,523		—
		Results from holding and operations		—		12,300		5,136		—		—

Compañía. de servicios Hoteleros S.A.	Related party	Trade account payable (current)		—		—		—		(37)		—

Banco Provincia S.A.	Minority shareholder of ERSA, a subsidiary of the Company	Other liabilities - Dividends payable		—		—		—		—		(303)

Buenos Aires Equity Investment N.V.	Minority shareholder of ERSA, a subsidiary of the Company	Other liabilities - Dividends payable		—		—		—		—		(34)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2005		2004		2003		2005		2004
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Mortgages and leases receivables, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	56	Ps.	6
		Other receivables and prepaid expenses (current)		—		—		—		232		175
		Trade accounts payable (current)		—		—		—		(12)		(1)
		Other liabilities (current)		—		—		—		(39)		(87)
		Short and long-term debts- IRSA Convertible Notes								(106,566)		(132,942)
		Accrued interest		9,965		21		(197)		—		—
		Sales and developments		405		361		—		—		—
		Cost of services		(53)		(92)		—		—		—

Dolphin Fund Management S.A.	Related party (iii)
		Other receivables and prepaid expenses (current)		—		—		—		—		4,920
		Sales and developments				20		17		—		—
		Accrued interest		—		—		(32)		—		—
		Cost of services		—		(109)		—		—		—
		Rental expense		—		(138)		(200)		—		—
		Results from holding and operations		16,269		1,298		—		—		—

Valle de Las Leñas S.A.	Equity investee	Accrued interest		—		—		76		—		—

Dalor	Minority shareholder of Tarshop S.A., a subsidiary of the Company	Other liabilities (current)		—		—		—		(161)		(161)

Goldman Sachs	Shareholder of APSA until November 30, 2004	Other Liabilities (current)		—		—		—		—		(6)
		Other Liabilities (current) - Dividends		—		—		—		—		(2,042)
		Bank and financial loans (current)		—		—		—		—		(409)
		Bank and financial loans (non current)		—		—		—		—		(9,055)
		Accrued interest		—		(1,382)		—		—		—

E-Commerce Latina S.A.	Equity investee	Other receivables and prepaid expenses (current)		—		—		—		19		17

Estudio Zang	Legal services	Cost of services		(1,083)		(243)		(376)		—		—
		Other liabilities (current)		—		—		—		—		(160)
		Trade accounts payable (current)		—		—		—		(289)		(23)
		Mortgages and leases receivables, net (current)		—		—		—		27		—

Grupo Sutton	Shareholder of Llao Llao Resorts S.A., subsidiary of the Company	Accrued interest		—		61		—		—		—

Fundación IRSA	Related party (iv)	Donations		(4,053)		(2,389)		(5,007)		—		—

		Other liabilities- Donations Payable- (current)		—		—		—		(3,960)		(3,029)

IFIS S.A.	Indirect shareholder	Other receivables and prepaid expenses (current)		—		—		—		—		14,878
		Accrued interest		—		54		—		—		—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2005		2004		2003		2005		2004
Bass Hotels & Resorts BV	Shareholder of Nuevas Fronteras S.A., subsidiary of the Company	Trade accounts payable (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	(166)	Ps.	(227)
		Sales and developments		2,110		1,560		—		—		—

IRSA Telecomunicaciones N.V.	Equity investee of the Company	Other liabilities (current)		—		—		—		(17)		(17)

Managers, Directors and other staff of the Company	Related parties (ii)	Other receivables and prepaid expenses (current) (personnel loans)		—		—		—		410		327
		Other receivables and prepaid expenses (non-current)		—		—		—		46		12
		Expenses to be recovered		6		5		3		—		—

Mendoza Plaza Shopping S.A.	Equity investee until September 30, 2004	Dividends receivable		—		—		—		—		75

Falabella S.A.	Minority shareholder of Mendoza Plaza Shopping, a subsidiary of the Company	Other liabilities (current)		—		—		—		(773)		—
		Other receivables and prepaid expenses (current)		—		—		—		454		—
		Other liabilities (non-current)		—		—		—		(1,732)		—
		Accrued interest		79		—		—		—		—
		Other liabilities - Dividends		—		—		—		(39)		—

Starwood	Shareholder of HASA, subsidiary of the Company	Mortgages and leases receivables, net (current)		—		—		—		19		16

Halac	Minority shareholder of Tarshop S.A., subsidiary of the Company	Other liabilities (current)		—		—		—		(1,322)		—

Consultores Assets Management S.A.	Related parties	Mortgages and leases receivables, net (current)		—		—		—		25		—

Metronec S.A.	Tarshop S.A. shareholder equity investee	Other liabilities (current)		—		—		—		(126)		—

Metroshop S.A.	Subsidiary of Tarshop S.A., subsidiary of APSA	Other receivables and prepaid expenses (current)		—		—		—		800		—

		Trade accounts payable		—		—		—		(214)		—

Museo de los niños	Related party	Other receivables and prepaid expenses (current)		—		—		—		1		—

Parque Arauco S.A.	Shareholder of APSA	Other liabilities (current)		—		—		—		(5)		(2,424)
		Bank and financial loans (current)		—		—		—		(2,007)		(1,998)
		Bank and financial loans (non current)		—		—		—		(44,669)		(44,219)

Directors	Related party	Other liabilities, accrual for directors fees		—		—		—		(7,052)		(6,862)
		Administrative expenses		(11,168)		(8,626)		(8,807)		—		—
		Director’s guarantee deposits		—		—		—		(12)		(20)
		Bank and financial loans (current)		—		—		—		(8)		(11)
		Bank and financial loans (non current)		—		—		—		(183)		(246)
		Short and long-term debts –IRSA Convertible Notes		—		—		—		—		(370)

(i)	The Company is a shareholder of BHSA and BACSA. During the year ended June 30, 2004 the Company changed the method of accounting for these investments from fair market value and cost, respectively, to the equity method of accounting. See note 3.c. (ii) a) for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

(ii)	The Company provided loans and advances to employees and directors, the balances of which amounted to Ps. 458 and Ps. 339 as of June 30, 2005 and 2004, respectively. Such balances are to be repaid via scheduled payroll deductions.

(iii)	An open -ended investment fund which is related to our chairman Eduardo Elsztain.

(iv)	A not-for-profit organization whose chairman is Eduardo Elsztain.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

12.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2005 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term
													Current		Non-Current		Total
Assets
Investments	Ps.	28,351	Ps.	2,812	Ps.	1,572	Ps.	9,887	Ps.	19,739	Ps.	—	Ps.	71,068	Ps.	511,867	Ps.	645,296
Mortgages and leases receivable, net		31,251		9,338		5,221		2,881		7,765		15,796		994		—		73,246
Other receivables and prepaid expenses		13,838		25,944		243		2,146		43,533		930		3,593		69,005		159,232

	Ps.	73,440	Ps.	38,094	Ps.	7,036	Ps.	14,914	Ps.	71,037	Ps.	16,726	Ps.	75,655	Ps.	580,872	Ps.	877,774

Liabilities
Trade accounts payable	Ps.	64,072	Ps.	205	Ps.	278	Ps.	205	Ps.	1,949	Ps.	2,121	Ps.	—	Ps.	—	Ps.	68,830
Customer advances		14,688		18,897		8,066		9,262		39,868		11		—		—		90,792
Salaries and social security payable		10,634		156		1,546		—		—		—		—		—		12,336
Mortgages payable		15,816		3,148		3,215		3,283		27,627		—		—		—		53,089
Short and long term debt		22,221		17,160		13,599		17,090		389,755		—		23,848		—		483,673
Taxes payable		11,325		8,117		633		2,277		2,848		—		—		18,924		44,124
Other liabilities		3,433		20,433		330		493		23,382		405		14,010		11,028		73,514

	Ps.	142,189	Ps.	68,116	Ps.	27,667	Ps.	32,610	Ps.	485,429	Ps.	2,537	Ps.	37,858	Ps.	29,952	Ps.	826,358

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	31,333	Ps.	482	Ps.	11,215	Ps.	19,256	Ps.	71,142	Ps.	511,868	Ps.	645,296
Mortgages and leases receivable, net		669		30		353		769		64,459		6,966		73,246
Other receivables and prepaid expenses		52		34		—		—		46,642		112,504		159,232

	Ps.	32,054	Ps.	546	Ps.	11,568	Ps.	20,025	Ps.	182,243	Ps.	631,338	Ps.	877,774

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	972	Ps.	1,871	Ps.	65,909	Ps.	78	Ps.	68,830
Customer advances		—		—		1,220		6,109		49,703		33,760		90,792
Salaries and social security payable		—		—		—		—		12,336		—		12,336
Mortgages payable		22,528		27,627		—		—		2,934		—		53,089
Short and long term debt		48,642		212,878		42,625		176,877		2,651		—		483,673
Taxes payable		—		281		—		—		22,352		21,491		44,124
Other liabilities		14,266		8,593		(6,259)		—		31,097		25,817		73,514

	Ps.	85,436	Ps.	249,379	Ps.	38,558	Ps.	184,857	Ps.	186,982	Ps.	81,146	Ps.	826,358

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

13.	Restricted assets

(i)	In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, Puerto Retiro, the sole asset of which is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition of Puerto Retiro by the Company, Puerto Retiro had acquired the abovementioned land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result, the Federal Government, through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, requested the bankruptcy of Puerto Retiro. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land previously acquired from Tandanor. The Company is vigorously defending against this case. The Company’s management and legal counsel believes that the extension of bankruptcy will be dismissed by the Court. The Company’s investment in Puerto Retiro amounts to Ps. 46.5 million at June 30, 2005.

(ii)	During fiscal year 2003, the Company acquired a parcel of land in Barrio Parque (San Martin de Tours) for US$ 310 in cash plus US$ 750 to be paid through the transfer of title of 25% of the apartments to be built on this land. The Company has mortgaged the land in favor of the seller as collateral for the obligations assumed in the acquisition.

(iii)	The Labor Court N° 55 decided the judicial attachments of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is codefendant.

(iv)	The Company gave a first mortgage on the property identified as “Bouchard 710” as guarantee of the amount owed for its purchase. The mortgage payable is payable in quarterly installments maturing in May 26, 2008 and accrues interest at a rate of 8.5%. At June 30, 2005, the mortgage payable amounted to US$ 17,250.

(v)	As of June 30, 2003 the shares of Emprendimiento Recoleta S.A. (“ERSA”) had been pledged in favor of Banco de la Provincia de Buenos Aires as collateral for certain obligations of the Company under the concession of the Buenos Aires Design shopping center. These obligations have been fulfilled as of June 30, 2005.

(vi)	The Company has mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV) in connection with the issuance of the Collateralized Notes. At June 30, 2005 mortgaged properties had a net book value of Ps. 83.9 million.

(vii)	The Company has mortgaged certain real estate properties (Sheraton Libertador Hotel) as guarantee for the payment of a loan obtained by Hoteles Argentinos S.A., a subsidiary of the Company. The real estate properties had a net book value of Ps. 32.1 million at June 30, 2005. For details of the debt, see Note 4.i.(vii.)

(viii)	Other current liabilities include a liability of Ps. 42 related to a mortgage set up on acquired land for Ps. 3,314.

(ix)	At June 30, 2005, the Company had restricted funds amounting to Ps. 1.1 million of which Ps. 0.3 million relates to certain labor lawsuits of the Company and Ps. 0.8 relates to the Llao Llao litigation. Restricted funds are classified within other current receivables.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

14.	Derivative instruments

The Company’s derivative activity during fiscal years 2005, 2004 and 2003 is presented below:

- Interest rate swap agreements

(a) In order to minimize its financing costs, during fiscal year 2000 APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, APSA had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through April 2005. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation prevailing at that moment. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As collateral for the revised agreement, APSA was required to make a deposit of US$ 50 million with the counterparty. At June 30, 2004 the swap agreement had a fair market value of US$ (45.4) million. The swap agreement was fully settled at its maturity and, as a result, the Company collected US$ 5.5 million in cash representing the net amount of the collateral deposit and the fair market value of the swap at its maturity. During the years ended June 30, 2005, 2004 and 2003 the Company recognized gains of Ps. 5.2 million, Ps. 11.2 million and Ps. 79.9 million, respectively, in connection with the swap agreement, which have been included within “Financial results, net” in the accompanying consolidated statements of income.

(b) On June 16, 2005 the Company entered into an interest rate swap agreement with Deutsche Bank AG maturing in November 2009 to effectively convert certain dollar-denominated variable rate debt (Uncollateralized Loan Agreement and Collateralized Notes) to dollar-denominated fixed rate debt. The Uncollateralized Loan Agreement and the Collateralized Notes accrue interest at LIBOR plus 2%. Pursuant to this agreement, the Company will pay interest at a fixed rate of 4.27% and collect interest at LIBOR. As a result of this agreement, the Company has fixed the interest rate of the Uncollateralized Loan Agreement and the Collateralized Notes at 6.27%. At June 30, 2005 the fair market value of the swap agreement was not significant.

- Option and future contracts to purchase metals

The Company also engages in trading of certain financial instruments. At June 30, 2004 the Company had three futures contracts outstanding to purchase 300 ounces of silver at an average price of US$ 6.075 maturing in December 2004. At June 30, 2005 the Company had 35 contracts to purchase silver maturity in September 2005 at an average price of US$ 7.075. As collateral for these agreements the Company maintained deposits of Ps. 358 and Ps. 694 at June 30, 2005 and 2004, respectively. The fair market value of the derivative financial instruments outstanding at June 30, 2005 and 2004 amounted to Ps. (89) and Ps. (220), respectively. The amounts of the deposits are disclosed net of the fair market values within “Other receivables and prepaid expenses” in the accompanying consolidated balance sheet. The Company recognized gains of Ps. 1,311 and Ps. 4,172 in trading of financial instruments during the years ended June 30, 2005 and 2004, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

15.	Mortgage receivable securitization

On November 2, 2001 the Company entered into a securitization program with Banco Sudameris (“BS”). Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgages receivable to a Trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgages receivable sold under this program were excluded from accounts receivable in the consolidated financial statements. The Company’s retained interest in Class A, B and C debt securities were valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method. At June 30, 2005 the Company’s retained interest in Class D equity security amounted to Ps. 3,259. Class A, B and C debt certificates had been fully amortized at June 30, 2004.

16.	Tarshop credit card receivables securitization

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors.

Under the securitization programs, the trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Gain (loss) in credit card trust” in the accompanying consolidated statements of income.

At June 30, 2005 the Company has ten securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps.188.4 million of its customer credit card receivable balances to Trusts in exchange for Ps.156.7 million in cash proceeds, Ps. 14.2 million variable rate interest TDFs, and Ps. 17.5 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 15.3 million 7.25% fixed-rate interest TDFs, Ps. 13.0 million 7.50% fixed-rate interest TDFs, Ps. 10.0 million 8.00% fixed-rate interest TDFs, Ps. 68.8 million 9.00% fixed-rate interest TDFs, Ps. 11.1 million 10.00%fixed-rate interest TDFs, Ps. 27.5 million 10.25% fixed-rate interest TDFs, and Ps. 11.0 million 14.00% fixed-rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 6.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

17.	Income and asset tax

As described in Note 3.m., the Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense (benefit) for the years ended June 30, 2005, 2004 and 2003 consists of the following:

	2005		2004		2003
Current income and asset tax expense	Ps.	45,792	Ps.	8,303	Ps.	3,532
Deferred income tax expense (benefit)		7,415		17,417		(7,061)

Income and asset tax expense (benefit)	Ps.	53,207	Ps.	25,720	Ps.	(3,529)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2005 and 2004 are presented below:

	Balances at beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Investments	Ps.	(6,612)	Ps.	(1,531)	Ps.	(8,143)
Accounts receivable		2,412		297		2,709
Other receivables and prepaid expenses		(1,471)		(6,994)		(8,465)
Inventory		655		2,116		2,771
Fixed assets		(14,089)		(9,048)		(23,137)
Intangible assets		(561)		199		(362)
Short-term and long-term debt		7,713		(3,520)		4,193
Other liabilities		5,181		4,508		9,689
Tax loss carryforwards		103,879		2,491		106,370
Valuation allowance		(46,855)		4,067		(42,788)

Net deferred income tax asset	Ps.	50,252	Ps.	(7,415)	Ps.	42,837

Income tax expense (benefit) for the years ended June 30, 2005, 2004 and 2003 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2005		2004		2003
Pretax income	Ps.	179,604	Ps.	126,424	Ps.	318,628
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		62,861		44,248		111,520
Non-deductible expenses		(1,930)		4,405		5,854
Net loss in related companies net of intercompany transactions		4,950		8,256		57,213
Change in valuation allowance		3,005		4,947		(133,085)
Inflation adjustment, net of impairment effect		(14,107)		(33,192)		(12,898)
Others, net		(1,572)		(2,944)		(32,133)

Income and asset tax expense (benefit)	Ps.	53,207	Ps.	25,720	Ps.	(3,529)

As of June 30, 2005, the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 303.4 million, which expire at various dates beginning 2006 and ending 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

18.	Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2005		2004		2003
Numerator:
Net income available to common shareholders	Ps.	103,245	Ps.	87,862	Ps.	286,445
Plus: income impact of assumed conversions:
Interest expense on convertible debt		17,856		22,082		14,064
Foreign currency exchange (gain) loss		(5,250)		15,583		(72,999)
Income tax effects		—		—		20,627

Net income available to common shareholders plus assumed conversions	Ps.	115,851	Ps.	125,527	Ps.	248,137

Denominator:
Weighted-average number of shares outstanding	Ps.	280,282	Ps.	225,005	Ps.	209,840
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		221,098		329,266		229,209

Adjusted weighted-average number of shares	Ps.	501,380	Ps.	554,271	Ps.	439,049

Basic and diluted EPS:
Basic EPS	Ps.	0.37	Ps.	0.39	Ps.	1.37
Diluted EPS	Ps.	0.23	Ps.	0.23	Ps.	0.57

19.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2005	2004	2003
Cash and banks	98,244	93,096	89,883
Current investments	113,690	70,804	142,118

Total cash and banks and current investments as per balance sheet	211,934	163,900	232,001
Less: Items not considered cash and cash equivalents
- Mutual funds	49,638	33,647	29,740
- Retained interest in transferred credit card receivable	10,488	6,677	4,719
- Government bonds	4,563	365	3,124
- Retained interest in transferred mortgages receivable	558	252	1,323
- Mortgage bonds issued by BHSA.	3,523	—	—
- Other investments	575	46	38

Cash and cash equivalents as shown in the consolidated statement of cash flows	142,589	122,913	193,057

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

20.	Shopping Neuquén S.A.

On July 6, 1999, APSA had acquired a 94.6% interest in Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps. 4.2 million. Shopping Neuquén’s sole asset is a piece of land with preliminary governmental approval for construction of a shopping center on the site. APSA had paid Ps. 0.9 million of the purchase price in September 1999 and agreed to pay the remaining Ps. 3.3 million on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001.

During June 2001, Shopping Neuquén entered into negotiations with the Municipality of Neuquén to reschedule the original timing of construction. Also, Shopping Neuquén requested permission to sell a portion of the land to third parties. The Company proposed to commence construction on December 15, 2002. On December 20, 2002, the Municipality of Neuquén rejected Shopping Neuquén’s proposal, nullifying the purchase agreement. In view of this circumstance, Shopping Neuquén requested the revocation of the Municipality disposition and, after rejection of this request in May 2003, lodged a remedy before the Supreme Court of the Province of Neuquén. On December 21, 2004 Shopping Neuquén was notified a resolution by the Supreme Court of Neuquén communicating the expiration of the administrative procedural action. The Court decision is not final. Notwithstanding the foregoing, the Company is currently negotiating with the Municipality of Neuquén the terms of a new agreement that will establish the conditions for the reactivation of the development and construction of the shopping center. If the extension requested by the Company is not approved and no agreement is reached, the Municipality of Neuquén could request the reconveyance of the real estate previously sold to Shopping Neuquen, in which case Shopping Neuquén runs the risk of not recovering its initial investment which amounts to Ps. 10.0 million.

Furthermore, on August 15, 2003 the Company was informed that 85.75% of the previous shareholders of Shopping Neuquén filed a complaint against the Company, claiming collection of the unpaid balance of the purchase price in US dollars plus interest and legal costs.

The Company maintains a provision of Ps. 2.3 million which represents the Company’s best estimate of the probable loss to be incurred in connection with these claims.

21.	Llao Llao Resorts S.A.

Llao Llao Holding S.A. (in the process of dissolution due to the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) in the operation of the “Hotel Llao Llao” was sued in 1997 by the National Parks Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A decision of the court confirmed the claim. The sentence was appealed and the Court of Appeals confirmed the judgment demanding payment from LLR of US$ 3,800 in Argentine external debt securities (principal plus interest) plus lawyers’ fees.

On March 2, 2004, LLR made a deposit of Ps. 7,191 in cash and Ps. 1,964 in Argentine external debt securities (with a nominal value of US$ 4,127) in the Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration. The intervening court served notice to the plaintiff of the payment made and on June 30, 2004 the plaintiff presented a statement rejecting the payment, considering it as a partial settlement of the debt, and requesting the setting up of a time deposit automatically renewable every thirty days until payment of the total debt. Based on the opinion of the Company’s lawyers the Company has recorded a provision of Ps. 3,779 for the differences in the settlement of interest and expense due and payable.

In addition, during the year ended June 30, 2005 the plaintiff’s lawyers filed a claim in relation to their fees, as they understand that the amounts originally agreed should have been paid in U.S. dollars and not in Argentine pesos, requesting the payment of an additional amount of US$ 1,920. The court in a provisional remedy issued an order to attach the Company’s banks accounts in the amount of Ps. 861. The Company’s legal advisors challenged the amount claimed based on several reasons. The Company is currently awaiting the resolution of the submitted challenges. Based on the opinion of the Company’s lawyers the Company has recorded a provision of Ps. 2,300 in connection with this claim.

At the date of issuance of these financial statements the litigation has not been resolved. All information available in connection with this matter was taken into account in assessing the potential loss contingency recorded at June 30, 2005, which represents the Company’s best estimate of the probable loss to be incurred in this connection.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2005, 2004 and 2003

(Amounts in thousands, except share data and as otherwise indicated)

22.	Subsequent events

Acquisition of Canteras Natal Crespo S.A.

In July 2005 the Company acquired a 38.45% ownership interest in Canteras Natal Crespo S.A. (“CNC”) for a total consideration of US$ 1,307. In addition, the Company has the obligation to buy an additional 11.55% ownership interest if the remaining shareholders decide to sell their shareholdings for a total consideration of US$ 392. CNC is a company located in the Province of Cordoba that will be engaged in the sale and development of plots, homes, buildings and other real estate activities. ECIPSA S.A. is the Company’s partner in this project.

Mortgage payable restructuring

On July 1, 2005 the Company paid US$ 422 related to the first installment of the mortgage payable for the purchase of the property identified as “Bouchard 710”. In addition, on July 26, 2005 the Company signed an amendment to the mortgage pursuant to which the Company made a partial prepayment of US$ 3,203 and agreed to settle the balance of US$ 13,625 in 34 monthly equal and consecutive installments of US$ 452 each (including interest at a rate of 8.5%).

Agreement with Argentimo S.A. and Constructora San José Argentina S.A.

Subsequent to year-end, APSA entered into an agreement with Argentimo S.A. and Constructora San José Argentina S.A. pursuant to which the parties have established the bases and guidelines to carry forward a negotiation process in order to project the development of a commercial center and an apartment or office building. In connection with the agreement, APSA made a collateral bank deposit of US$ 3 million (escrow account) in favor of Argentimo S.A. This collateral deposit will remain deposited until a series of requirements of the project is complied with and will be computed as payment for the transaction when the final agreement is executed. If the parties do not reach an agreement to execute the project, the Company will collect the deposit plus accrued interest. The negotiation term to execute the final agreement will terminate on December 6, 2005, unless all the parties decide to postpone such date through executing a specific agreement.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the regulations of the SEC.

As discussed in Notes 2.c. and 3.m., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of the CNV regulations represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying consolidated financial statements.

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

	Year ended June 30,
	2005		2004		2003
Reconciliation of net income:
Net income under Argentine GAAP	Ps.	103,245	Ps.	87,862	Ps.	286,445
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 23.I.(b))		71,796		(46,814)		48,041
Accounting for marketable securities (Note 23.I.(c))		(15,372)		(5,297)		(2,092)
Non-contributory management stock ownership plan (Note 23.I.(e))		—		—		(38,941)
Depreciation of fixed assets (Note 23.I.(f))		417		(3,822)		(2,396)
Pre-operating and organization expenses (Note 23.I.(g))		(3,362)		(151)		5,175
Depreciation and amortization expense (Notes 23.I.(h) and (j))		3,290		4,151		4,795
Securitization accounting (Note 23.I.(i))		4,168		(1,787)		5,469
Present-value accounting (Note 23.I.(k))		(345)		9,271		(8,026)
Restoration of previously recognized impairment losses (Note 23.I.(l))		(23,939)		(61,790)		(25,384)
Accounting for convertible notes (Note 23.I.(m))		(8,521)		(7,931)		(10,468)
Reversal of gain recognized on troubled debt restructuring (Note 23.I.(n))		4,436		11,972		(30,153)
Accounting for real estate barter transactions (Note 23.I.(o))		(14,985)		(681)		—
Reversal of the gain from valuation of inventories at fair market value (Note 23.I.(p))		(18,087)		—		—
Deferred charges (Note 23.I.(r))		—		—		213

Carry forward	Ps.	102,741	Ps.	(15,017)	Ps.	232,678

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

	Year ended June 30,
	2005		2004		2003
Reconciliation of net income:
Brought forward	Ps.	102,741		(15,017)	Ps.	232,678
Amortization of fees related to APSA Senior Notes (Note 23.I.(s))		402		597		503
Software obtained for internal use (Note 23.I.(t))		(49)		157		129
Accounting for changes in interest in consolidated affiliated companies (Note 23.I.(u))		—		—		(20)
Accounting for increasing rate debt (Note 23.I.(v))		(194)		—		—
Deferred income tax (Note 23.I.(w))		18,460		13,192		(722)
Minority interest (Note 23.I.(x))		8,038		3,896		2,558

Net income under US GAAP	Ps.	129,398		2,825	Ps.	235,126

Earnings per share under US GAAP (Note 23.II.(k):
Basic net income per common share	Ps.	0.46	Ps.	0.01	Ps.	1.12
Diluted net income per common share	Ps.	0.31	Ps.	0.01	Ps.	0.60

	As of June 30,
	2005		2004
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.	1,252,229	Ps.	959,854
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 23.I.(b))		(79,524)		(160,079)
Depreciation of fixed assets (Note 23.I.(f))		(9,022)		(9,439)
Pre-operating and organization expenses (Note 23.I.(g))		(5,123)		(1,761)
Mortgage payable with no stated interest rate (Note 23.I.(h))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 23.I.(j))		48,197		18,305
Depreciation and amortization expense (Note 23.I.(h) and (j))		8,139		4,849
Securitization accounting (Note 23.I.(i))		3,132		(660)
Present-value accounting (Note 23.I.(k))		1,060		1,245
Restoration of previously recognized impairment losses (Note 23.I.(l))		(111,709)		(87,174)
Accounting for convertible notes (Note 23.I.(m))		9,271		17,792
Reversal of gain recognized on troubled debt restructuring (Note 23.I.(n))		(13,745)		(18,181)
Accounting for real estate barter transactions (Note 23.I.(o))		(15,666)		(681)
Reversal of the gain from valuation of inventories at fair market value (Note 23.I.(p))		(18,087)		—
Appraisal revaluation of fixed assets (Note 23.I.(q))		(3,953)		(3,953)
Amortization of fees related to APSA Senior Notes (Note 23.I.(s))		—		(402)
Software obtained for internal use (Note 23.I.(t))		(78)		(29)
Accounting for increasing rate debt (Note 23.I.(v))		(194)
Deferred income tax (Note 23.I.(w))		(229,959)		(221,750)
Minority interest (Note 23.I.(x))		88,777		91,833

Shareholders’ equity under US GAAP	Ps.	921,716	Ps.	587,740

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

	For the year ended June 30,
	2005		2004
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	587,740	Ps.	502,803
Issuance of common stock upon conversion of debt and exercise of warrants		108,464		36,790
Additional paid-in-capital common stock		81,907		22,271
Additional paid-in-capital warrants		(1,241)		3,745
Unrealized gain on available-for-sale securities		9,978		3,501
Unrealized (loss) gain on retained interest in securitization programs		(821)		1,379
Unrealized gain on available-for-sale securities on equity investees		6,291		14,426
Net income under US GAAP		129,398		2,825

Shareholders’ equity under US GAAP at the end of the year	Ps.	921,716	Ps.	587,740

(a)	Retrospective application of accounting standards

Consolidation of LLR

As discussed in Note 2.d., under Argentine GAAP and as a result of the adoption of RT No. 21, the Company began consolidating LLR during fiscal year 2004. As required by the transition provisions, this new standard was retrospectively applied for comparative purposes. Therefore, the 2003 US GAAP reconciliation was modified to reflect the US GAAP adjustments of LLR on a consolidated basis.

Change to the equity method of accounting

As discussed in Note 3.c.(ii)a), during fiscal year 2004 the Company changed the accounting method for its investments in BHSA’s and BACSA’s shares from market value and cost, respectively, to the equity method of accounting. Under Argentine GAAP, the Company recognized the cumulative effect of the change in earnings during fiscal year 2004. Under US GAAP, the financial statements of prior years were retroactively adjusted as required by APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”), to reflect the investments under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. Under US GAAP, the investment in BHSA had been originally classified as available-for-sale securities in accordance with Statements of Financial Accounting Standards N° 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and accordingly unrealized gains and losses had been excluded from income and reported as a separate component of shareholders’ equity, except when the decline in fair value was considered “other-than temporary”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(a)	Retrospective application of accounting standards (continued)

The impact of the retrospective application of the equity method of accounting on previously reported US GAAP amounts of net income for the year ended June 30, 2003 and of shareholders’ equity at June 30, 2003 is presented in the following table:

	2003
	Shareholders’ equity		Net income
Amounts as originally reported	Ps.	630,693	Ps.	191,248
Impact of US GAAP adjustments on equity investees		(125,477)		39,481
Accounting for marketable securities		—		6,765
Deferred income tax		(4,825)		(2,368)
Minority interest		2,412		—

Amounts as adjusted	Ps.	502,803	Ps.	235,126

The effect of the retrospective application of the equity method of accounting on originally reported US GAAP amounts of comprehensive income for the year ended June 30, 2003 and of accumulated other comprehensive income at June 30, 2003 is as follows:

	2003
	Accumulated other comprehensive income		Comprehensive income
Amounts as originally reported	Ps.	3,945	Ps.	197,957
Amounts as adjusted	Ps.	5,303	Ps.	243,193

The effect of the retrospective application of the equity method of accounting on originally reported US GAAP amounts of basic and diluted net income per share for the year ended June 30, 2003 is as follows:

	As originally reported		As adjusted
Basic net income per share	Ps.	0.91	Ps.	1.12
Diluted net income per share	Ps.	0.47	Ps.	0.60

(b)	Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 71.8 million, Ps. (46.8) million and Ps. 48.0 million for the years ended June 30, 2005, 2004 and 2003, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Impact of US GAAP adjustments on equity investees (continued)

This adjustment primarily includes the effect of the different accounting treatment between Argentine GAAP and US GAAP in accounting for the Company’s investment in BHSA and BACSA until June 30, 2004. As discussed in Note 3.c.(ii)a), during fiscal year 2004 the Company changed the accounting method for its investments in BHSA’s and BACSA’s shares from market value and cost, respectively, to the equity method of accounting. Under Argentine GAAP, the Company recognized the cumulative effect of the change in earnings during fiscal year 2004. Under US GAAP, the financial statements of prior years were retroactively adjusted as required by APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”), to reflect the investments under the equity method of accounting in a manner consistent with the accounting for a step acquisition of a subsidiary. As from fiscal year 2004, under both Argentine GAAP and US GAAP the investments in BHSA and BACSA are accounted for under the equity method of accounting. However, there are significant US GAAP adjustments that affect the Company’s equity investments in BHSA and BACSA reported under Argentine GAAP, which relate primarily to: (a) the accounting for compensatory and hedge bonds received by BHSA from the Argentine Government as compensation of the negative effects of the conversion into pesos of financial institutions’ assets and liabilities at different exchange rates; (b) the accounting for the restructuring of its debts; (c) the accounting for securitization programs of mortgage loans; (d) the accounting for secured loans received from the Argentine Government in exchange for Argentine public-sector debt instruments; and (e) the accounting for impairments of fixed and foreclosed assets.

This adjustment also includes the effects of US GAAP adjustments of other equity investees related principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting for certain assets and liabilities on a non-discounted basis, (iii) the reversal of a gain recognized under Argentine GAAP related to the restoration of a previously recognized impairment loss, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, (v) the accounting for available-for-sale securities, and (vi) the effect on deferred income taxes of the above mentioned reconciling items, as appropriate.

(c) Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds and government and mortgage bonds are carried at market value with unrealized gains and losses, if any, included in the statement of income.

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

During the years ended June 30, 2005, 2004 and 2003, proceeds from the sale of available-for-sale securities were Ps. 284.6 million, Ps. 120.0 million and Ps. 263.7 million, respectively. Gross realized gain (loss) was Ps. 0.3 million, Ps. 3.2 million and Ps. (6.0) million for the years ended June 30, 2005, 2004 and 2003, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(c)	Accounting for marketable securities (continued)

The Company’s investments consist of the following (in thousands):

					Gross Unrealized
	Cost		Fair Value		Gain		Loss
June 30, 2003
Dolphin Fund	Ps.	31,198	Ps.	29,738	Ps.	—	Ps.	1,460
O’higgins Fund (i)		8,460		7,450		—		1,010
Morgan Stanley FCI (i)		27,019		26,333		—		686
Citibank Fund (i)		12,941		9,863		—		3,078
Río Bank Fund (i)		1,538		1,536		—		2
Optium Fund		714		717		3		—
Raymond Fund		2,417		2,417		—		—
ABN- Asset Management		1,534		1,540		6		—
Deutche Fund (i)		20,198		17,277		—		2,921
Other mutual funds		5,299		5,314		15		—
Government bonds		1,330		1,620		290		—

	Ps.	112,648	Ps.	103,805	Ps.	314	Ps.	9,157

June 30, 2004
Dolphin Fund	Ps.	27,883	Ps.	31,866	Ps.	3,983	Ps.	—
NCH Development Partner		1,787		1,781		—		6
Raymond Fund		998		1,025		27		—
Rembrandt Fund		1,755		1,759		4		—
Other mutual funds		24,336		24,371		35		—
Government bonds		191		299		108		—

	Ps.	56,950	Ps.	61,101	Ps.	4,157	Ps.	6

June 30, 2005
Dolphin Fund	Ps.	27,883	Ps.	46,886	Ps.	19,003	Ps.	—
NCH Development Partner		1,787		1,738		—		49
Gainvest Fund		1,000		1,013		13		—
Bank Boston Fund		471		471		—		—
BNY Hamilton Money Fund		17,274		17,326		52		—
Río Bank Fund		1,114		1,115		1		—
Mortgage bonds		3,418		3,523		105		—
Other mutual funds		19,250		19,395		145		—
Government bonds		4,310		4,563		253		—

	Ps.	76,507	Ps.	96,030	Ps.	19,572	Ps.	49

(i)	The decline in the fair market value of these investments was considered other-than temporary in accordance with SFAS No. 115 and, as a result, reported in earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

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

Under US GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”) as from July 1, 2000. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under US GAAP, the Company’s derivative instruments outstanding at June 30, 2005 and 2004 do not qualify for hedge accounting treatment under SFAS No.133. As such, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

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

In connection with the Company’s issuance of restricted stock to executive officers during the year ended June 30, 1999, the Company recorded unearned stock compensation of Ps. 97,355 for the difference between the issuance price of the restricted stock at date of issuance and the fair value of the shares of common stock subject to the awards. This amount was included as a reduction of stockholder’s equity and was being amortized to expense on a straight-line basis over 7 years. The Company had recognized stock compensation expense of Ps. 13,908 for each of the two years in the period ended June 30, 2000.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Noncontributory management stock ownership plan (continued)

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

In March 2000, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation” - an interpretation of APB Opinion No. 25 (FIN 44). FIN 44 clarifies the application of APB No. 25 for only certain issues. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. The Company adopted FIN 44 beginning July 1, 2000. FIN 44 stipulates that a modification to accelerate the vesting of a fixed award effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested). Compensation cost is measured on the modification date. That cost is calculated as the excess of the award’s intrinsic value on the modification date over the award’s intrinsic value on the original measurement date, if any. That cost would be recognized as compensation cost if, absent the acceleration, the award would have been forfeited unexercisable (unvested) pursuant to the original terms. On September 11, 2000, the EITF issued EITF 00-23 “Issues Related to the Accounting for Stock Compensation” which further clarified this matter. The Task Force reached a consensus in EITF 00-23, that if the former employee is providing no substantive services to the grantor subsequent to the termination, the award should continue to be accounted for under Opinion 25, and the modification should be accounted for under FIN 44. Since the award’s intrinsic value on the modification date (Ps. 1.03 per share) was less than the award’s intrinsic value on the original measurement date (Ps. 4.62 per share), no additional compensation cost was recognized on the modification. However, the unearned compensation expense was recognized to expense on the date the accelerated vesting occurred. As such, the Company recorded an additional loss of Ps. 3,710 for the year ended June 30, 2001. Total compensation expense was Ps. 17,618 and Ps. 12,980 for the years ended June 30, 2001 and 2002, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Noncontributory management stock ownership plan (continued)

Had compensation cost for the awards under the NMSOP been determined based on the grant date fair values consistent with the method required under SFAS No 123, the Company’s net income under US GAAP would have been decreased to the pro forma amounts indicated below:

	Year ended June 30, 2003
	As reported	Pro forma
Net income	235,126	238,499
Net income before accounting changes	235,126	238,499
Basic net income per share	1.12	1.14
Diluted net income per share	0.60	0.70

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected lives in days	129 days
Risk free interest rates	9.00%
Dividend yield	0.00%
Volatility	36.72%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Depreciation of fixed assets

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

(h)	Mortgage payable with no stated interest rate

In 1991, the Company obtained a non-interest bearing mortgage with a face value of US$ 3.3 million to acquire a property (Suipacha 652/64). Under Argentine GAAP, the Company did not make any fair value adjustment for this non-interest bearing mortgage. Under US GAAP however, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, the non-interest bearing mortgage held by the Company was recorded at the estimated market value of the note. The Company used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt. This mortgage was fully repaid in November 1996. As a result, the carrying value of the acquired property was decreased by Ps. 2.0 million. This adjustment gives rise to differences in depreciation expense.

(i)	Securitization accounting

As discussed in Notes 15 and 16, the Company has entered into securitization programs, through which the Company transferred a portion of its mortgage receivables and credit card receivables to the trusts in exchange for cash, debt certificates (TDFs) and retained interests in the trusts (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to the Company on a monthly basis according to a schedule until all TDFs are fully paid. In the past the Company remained the servicer on the accounts and received a fee for the services performed. Income from servicing activities was recognized as services were performed.

Under Argentine GAAP, the Company recognizes a result on the sale of receivables when the carrying value of transferred receivables differs from the amount of cash, TDFs and CPs received. Results recognized on the sale of receivables are reported as a component of “Gain (loss) in credit card trust” in the accompanying statements of income. Cash reserves are stated at cost and are classified within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. TDFs are valued at amortized costs and CPs are carried at their equity value based on financial statements issued by the trusts. TDFs and CPs are classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of receivables are capitalized and amortized over the term of the agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Securitization accounting (continued)

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

The retained interests in mortgage and credit card receivables are treated as debt securities classified as available-for-sale in accordance with SFAS No. 115 and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

Provided below is an analysis of the securitization accounting adjustments, including a description of each significant component, where appropriate.

- The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts are carried at their equity value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with SFAS 115 and, as a result, are carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2005 and 2004 are as follows:

	2005		2004
Equity value as reported under Argentine GAAP	Ps.	33,432	Ps.	24,605
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(9,476)		(7,413)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	23,956	Ps.	17,192
Estimated fair market value of retained interests related to securitization programs that qualified as a sale under US GAAP		27,088		16,532

US GAAP adjustment	Ps.	3,132	Ps.	(660)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Securitization accounting (continued)

- The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003 are as follows:

	2005		2004		2003
Reversal of results recognized under Argentine GAAP (1)	Ps.	2,654	Ps.	621	Ps.	6,020
Recognition of results under US GAAP (2)		1,514		(2,408)		(551)

US GAAP adjustment	Ps.	4,168	Ps.	(1,787)	Ps.	5,469

(1)	Includes the reversal of results reported in “Gain (loss) in credit card trust” in the Company’s consolidated statements of income as well as the reversal of inflation accounting results reported within “Financial results, net” in the Company’s consolidated statements of income.

(2)	Primarily includes the gain or loss recorded on the sale of receivables plus unrealized losses on retained interests considered other-than-temporary.

Regarding receivables transferred in connection with the Company’s securitization programs that qualified for sale treatment under US GAAP, neither the Company nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the TDF holders. Furthermore, the agreements relating to the securitization stipulate that the rights of the beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or the Company. The agreements also state that the transfer qualifies as a non-recourse transfer of receivables since if receivables are not collected in full, neither the trustee nor the Company is obligated to use its own cash flows to cover any potential shortfall or collection failure.

During the years ended June 30, 2005, 2004 and 2003 proceeds from securitization programs were Ps. 166.7 million, 65.5 million and Ps. 5.0 million, respectively.

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2005, 2004 and 2003:

	Cost		Estimated unrealized (loss) gain		Fair value
Balance at June 30, 2002	Ps.	4,672	Ps.	(1,045)	Ps.	3,627
Incorporation of APSA (i)		2,818		—		2,818
Impairment of value		(839)		—		(839)
Unrealized net gain (ii)		—		1,697		1,697

Balance at June 30, 2003	Ps.	6,651	Ps.	652	Ps.	7,303
Retained interest in portfolios sold		5,903		—		5,903
Unrealized net gain		—		3,326		3,326

Balance at June 30, 2004	Ps.	12,554	Ps.	3,978	Ps.	16,532
Retained interest in portfolios sold		12,909		—		12,909
Liquidation of retained interest		(1,977)		—		(1,977)
Unrealized loss		—		(376)		(376)

Balance at June 30, 2005	Ps.	23,486	Ps.	3,602	Ps.	27,088

(i)	Represents the retained interest on transferred credit card receivables of APSA at the date of consolidation, net of retained interest liquidated during the year. The related amount is disclosed net of unrealized losses of Ps. 2,376 recognized by APSA in earnings during fiscal year 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Securitization accounting (continued)

As of June 30, 2005 and 2004, the gross net unrealized gain has been offset by a deferred tax loss of Ps. 1,261 and Ps. 1,392, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. At June 30, 2005, the estimated cash flows have been discounted at 9.9% for mortgage receivables and 14% for credit card receivables. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2005 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(1,362)	Ps.	(2,613)

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

The differences in the carrying amount of negative goodwill give rise to differences in depreciation expense. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP gave rise to differences in amortization expense until June 30, 2002. Effective July 1, 2002, the Company adopted SFAS No. 142 and, as such, discontinued amortization of goodwill as from that date. As a result, the US GAAP income adjustments primarily represent the reversion of the amortization charges recorded under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(k)	Present-value accounting

As indicated in Note 3.i, under Argentine GAAP, certain other receivables and liabilities are measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available saving accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

In addition, as mentioned in Note 4.i.(iv), subsequent to June 30, 2003 the Company repurchased US$ 16 million of the Uncollateralized Loan Agreement. As required by Argentine GAAP, at June 30, 2003 the Company recorded this portion of the Uncollateralized Loan Agreement at its settlement cost, recognizing a gain on early redemption of debt of Ps. 10.7 million. Under US GAAP, such a gain was recorded during fiscal year 2004 when settlement occurred.

(l)	Restoration of previously recognized impairment losses

As discussed in Notes 3.c.(ii).c), 3.d. and 3.e, as a result of an increase in fair market values and as required by Argentine GAAP, during fiscal year 2005, 2004 and 2003 the Company partially reversed certain impairment charges that the Company had recognized during fiscal years 2002 and 2003. Amounts reversed during fiscal years 2005, 2004 and 2003 amounted to Ps. 28.0 million, Ps. 63.1 million and Ps. 25.4 million, respectively. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP during fiscal years 2005 and 2004 amounted to Ps. 4.1 million and Ps. 1.3 million, respectively, and are shown netted against the reversal of the restored impairment under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Accounting for convertible notes

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

Under US GAAP, the Company applied EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF No. 00-27), which address how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. In EITF No. 00-27, the Task Force reached a tentative conclusion that the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. In EITF No. 00-27 the Task Force also reached a consensus that the Issue 98-5 model should be modified for convertible instruments that have a stated redemption date to require a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. EITF 00-27 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense. As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Total discount amortization recognized during the years ended June 30, 2005, 2004 and 2003 totaled Ps. 8,183, Ps. 9,362 and Ps. 3,102, respectively (included accelerated amortization recognized as a result of conversions made during those years). As IRSA Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gains (losses) reversed under US GAAP totaled Ps. 338, Ps. (1,431) and Ps. 7,185 during the years ended June 30, 2005, 2004 and 2003, respectively. The Company also recognized a loss of Ps. 181 during the year ended June 30, 2003 related to inflation accounting.

During the years ended June 30, 2005, 2004 and 2003 certain holders of IRSA Convertible Notes for a total amount of US$ 41.5 million, exercised its conversion rights and, as a result, the Company issued 52,448,952, , 23,734,388 and 12,531 shares of common stock, respectively. Upon conversion, during the years ended June 30, 2005 and 2004 the Company issued US$ 28.6 million and US$ 12.9 million of warrants, of which US$ 30.5 million and US$ 7.1million were exercised during fiscal year ended June 30, 2005 and 2004, respectively. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified a net amount of Ps. (1,241) and Ps. 3,745, respectively from additional paid-in capital of common stock to additional paid-in capital of warrants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

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

The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 4.0 million, Ps. 5.0 million and Ps. 3.8 million for the years ended June 30, 2005, 2004 and 2003, respectively. As the Company’s new debt instruments are denominated in US Dollars, the US GAAP adjustment also includes the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange gains (losses) recorded under US GAAP totaled Ps. 0.4 million, Ps. (1.7) million and Ps. 10.2 million during the years ended June 30, 2005, 2004 and 2003, respectively.

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

(o)	Accounting for real estate barter transactions

During the years ended June 30, 2005 and 2004 the Company entered into certain non-monetary transactions with third parties pursuant to which the Company sold parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 4.e. for details of the transactions.

Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss were recognized at the time of the exchange. As a result, the Company recorded a gain of Ps. 14,985 million during the year ended June 30, 2005; and a loss of Ps. 763 and a gain of Ps. 907 during the year ended June 30, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Accounting for real estate barter transactions (continued)

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

Under US GAAP the barter transactions were accounted for as follows:

- The Company recorded the exchange of “Cruceros” in 2004 at its fair market value since the Company incurred a loss of Ps. 763 in the exchange. As a result no difference existed in accounting for this transaction between Argentine and US GAAP.

- In connection with the exchange of “Benavidez” in 2004, as monetary consideration represented less than 25% of the fair value of the exchange, the Company recognized a pro-rata gain amounting to Ps. 226. As a result, the US GAAP adjustment represents the partial reversal of the gain recognized under Argentine GAAP amounting to Ps. 907.

- The Company recorded the exchange of plot 1c) of Dique III in 2005 at the book value of the land given up, thus not recording any gain on the exchange. As a result, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP amounting to Ps. 14,985.

(p)	Reversal of the gain from valuation of inventories at the fair market value

As discussed in footnotes (i) and (ii) of Note 4.e., during fiscal year 2005 the Company signed promissory sales contracts to sell 9 housing units of Cruceros and also entered into a preliminary agreement to sell plot 1d) of Dique III. These sales transactions have not been consummated at year-end. However, as the Company received payments in advance that fixed the sales prices and the terms and conditions of the contracts assure the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued these inventories at their estimated fair market value. As a result, the Company recognized a gain of Ps. 18,087 during the year ended June 30, 2005. Under US GAAP, inventories are valued at acquisition cost. As such, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP.

(q)	Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million. Under US GAAP, this parcel of land was recorded at original cost.

(r)	Deferred charges

Under Argentine GAAP, the Company had capitalized certain costs, which were amortized on a straight-line method over 3 years. Under US GAAP, such costs were expensed as incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Amortization of fees related to APSA Senior Notes

Under Argentine GAAP, fees and expenses relating to APSA Senior Notes were being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs were being amortized over the same period using the effective interest method of amortization.

(t)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires certain costs be expensed as incurred. As such, the Company (i) expensed Ps. 0.09 million of capitalized software costs for the year ended June 30, 2005, and (ii) reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.05 million, Ps. 0.16 million and Ps. 0.13 million for the years ended June 30, 2005, 2004 and 2003, respectively.

(u)	Accounting for changes in interest in consolidated affiliated companies

During fiscal year 2003 APSA acquired an additional 24% ownership interest in Alto Research and Development S.A. for a total consideration of Ps. 0.2 million. Under both Argentine GAAP and US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, was recognized in earnings. The difference with respect to the amount recognized under Argentine GAAP, totaling Ps. 20, relates to the effect of US GAAP adjustments at the date of acquisition. See Note 23.II.(b), for the income statement classification difference of this gain.

(v)	Accounting for increasing rate debt

As discussed in Note 4.i.(ix), on April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted APSA a syndicated financial loan in a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The syndicated loan accrues interest at a fixed rate of 7.875% during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year.

Under Argentine GAAP, interest is recognized based on the interest rate applicable to each interest period. Under US GAAP, in accordance with EITF 86-15, “Increasing Rate Debt”, the Company is recognizing the periodic interest cost related to the syndicated loan using the effective interest method over the period it is estimated that the loan will be outstanding.

(w)	Deferred income tax

As discussed in Note 3.m, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(w)	Deferred income tax (continued)

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

(x)	Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

(y)	Accounting for APSA Convertible Notes

As indicated in Note 4.i.(ii), in August 2002 APSA issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. In considering the accounting treatment of APSA Convertible Notes under US GAAP the Company took account of the guidance provided in EITF 98-5. EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis the Company performed, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero). Similar accounting treatment was adopted under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

(a)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate entities typically are unclassified.

In addition, under Argentine GAAP the Company has classified the net deferred tax asset amounting to Ps. 42.9 million and 50.2 million at June 30, 2005 and 2004, respectively, as follows: Ps. 61.8 million and Ps. 58.7 million, respectively, as non-current other receivables; and Ps. 18.9 million and Ps. 8.5 million, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2005 and 2004, Ps. 6.0 million and Ps. 8.1 million, respectively, would have been classified as current assets, and Ps. 36.9 million and Ps. 42.1 million, respectively, would have been classified as non-current assets.

As these differences have no effect on net income or on shareholders´ equity, no reconciling items are presented for US GAAP purposes.

(b)	Statement of Income classification differences

Revenues

Under Argentine GAAP, only returns and other allowances should be deducted from net revenues, while direct taxes and other costs directly associated with revenues should be presented as operating costs, i.e. gross revenue taxes.

Under US GAAP, direct taxes and other costs directly associated with revenues should be deducted from revenues. Net revenues under US GAAP but using Argentine GAAP numbers would have been Ps. 356.7 million, Ps. 251.4 million and Ps. 230.1 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Operating income

In addition, under US GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net would have been included in the determination of operating income.

Accordingly, operating income under US GAAP but using Argentine GAAP numbers would have been Ps. 137.6 million, Ps. 96.0 million and Ps. 15.7 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Extraordinary items

As discussed in Note 23.I.(u), during 2003 APSA acquired an additional 24% ownership interest in Alto Research and development S.A. Under US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, totaling Ps. 426 would have been recognized as an extraordinary item.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(c)	Statement of changes in shareholders’ equity classification differences

As discussed in Note 5.b., the Company repurchases outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace. Under Argentine GAAP, the Company records the acquisitions of treasury shares as a reduction in retained earnings. Under US GAAP, these acquisitions would have been accounted for under the cost method, resulting in a reduction of capital stock.

(d)	Segment information

As described in Note 6, the Company is required to disclose segment information in accordance with RT 18. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. As a result, no additional information is presented in this reconciliation footnote.

(e)	Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion), as of June 30, 2005, are as follows:

2007	Ps.	104,630
2008		202,922
2009		52,295
2010		29,908

	Ps.	389,755

(f)	Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2005, 2004 and 2003.

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2005, 2004 and 2003 were contingent rentals of Ps. 29.4 million, Ps 16.6 million, and Ps. 10.8 million respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions

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

- Purchase of the Company’s shares by Cresud: As of June 30, 2005, Cresud had invested in the Company’s shares and Convertible Notes for a total amount of Ps. 197.4 million, resulting in a 22.4 % ownership at June 30, 2005. Certain directors and shareholders of the Company, are also shareholders and/or directors of Cresud.

- Issue of Convertible Notes by Cresud: On October 15, 2002, Cresud initiated a preemptive-right offering to subscribe for 50,000,000 units consisting of US$ 50.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase shares of its common stock. The offering was fully subscribed and the funds were fully received by Cresud. Proceeds of the offering were applied to subscribe US$ 50.0 million of the Company’s Convertible Notes. As of November 30, 2005, 21.1% of the Company’s common shares are property of Cresud. During fiscal year 2005, Cresud decided to convert 5 million of Convertible Notes as part of its long-term strategy intending to revert the reduction in its equity interest as a consequence of the conversion and exercise of warrants by third parties during the year. Assuming Cresud exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of the Company’s other bondholders, Cresud would own 33.3% of the Company’s common shares. In the case all shareholders exercise their conversion rights and Cresud exercise them as well, Cresud would own 30.6% of the Company’s common stock.

- IRSA Management ownership plan: On October 30, 1997 the Company’s shareholders authorized IRSA to enter into a management ownership plan with certain executive officers. See Note 5.e. for further details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

- Donations: During the years ended June 30, 2005, 2004, and 2003, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, for a total amount of Ps. 4.1 million, Ps. 2.4 million and Ps. 5.0 million, respectively. A director and shareholder of the Company is the President of these organizations.

- Lease agreements: Our principal executive offices are located at Bolívar 108, in the City of Buenos Aires. In the past we subleased a portion of our headquarters from Consultores Assets Management S.A. (formerly Dolphin Fund Management) pursuant to two lease agreements dated June 30, 1997. As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Assets Management S.A. and the other remains as Dolphin Fund Management S.A. In respect of Consultores Assets Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock. Consultores Assets Management S.A. (formerly Dolphin Fund Management) leased such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our director, and certain of his relatives. Rental expenses incurred under these leases for the fiscal years ended June 30, 2004 and 2003 amounted to Ps. 0.2 million and Ps. 0.2 million , respectively, plus CER.

These lease and sublease agreements were cancelled on February, 2004 and a new lease agreement was signed by the Company, APSA, Cresud and Isaac Elsztain e Hijos S.C.A. We have leased our headquarters located in Bolivar 108, City of Buenos Aires pursuant to this agreement since March 2004. This lease has a term of 120 months and rent of Ps. 8,490 is payable monthly. The Company, APSA and Cresud each pay one-third of such rent in an amount of Ps. 2,830 each.

The Company has entered into lease agreements for offices located in Costero, a building located in Puerto Madero with Altocity.Com and Red Alternativa S.A. The agreement with Altocity.com expired in October 2004. Although the agreement with Red Alternativa S.A. expired in May 2004 it is still in effect. The leases are for monthly rents of Ps. 8.3 plus CER.

- Options to Purchase Shares of Altocity.Com S.A.: In January 2000, E-Commerce Latina, a company owned 50% by APSA and 50% by Telefónica Argentina, granted Consultores Internet Managers Ltd. an option to purchase certain of its class B shares of Altocity.Com S.A. Consultores Internet Managers Ltd. is a special-purpose Cayman Islands’ corporation created to act on behalf of its management and is represented by an independent attorney-in-fact. The option granted to Consultores Internet Managers represents 15% of the capital stock of Altocity.Com S.A. and was granted for a period of eight years. Pursuant to the terms of the agreement, the exercise price is equal to the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.Com S.A. by E-Commerce Latina, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option, over (ii) the total number of class B shares owned by E-Commerce Latina at the exercise date of the option. The option was granted to Consultores Internet Managers Ltd. to be allocated by it among the management of Altocity.Com S.A. as an incentive compensation for their services, but as of today, no individual awards have been determined for participating employees under this option. Upon exercise of the option, Consultores Internet Managers Ltd.’ sole asset will be its 15% interest in Altocity.Com S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Disclosure of related party transactions (continued)

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

The Company recognized net gains of Ps. 16.3 million, Ps. 4.4 million and Ps. 13.1 million, for the years ended June 30, 2005, 2004 and 2003 respectively.

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

As a result of the purchase of additional shares and the exercise of warrants of BHSA and considering the exercise of significant influence and the intention to maintain the participation as a long-term investment, during fiscal year 2004 the Company changed the method of accounting for its investments in BHSA from fair market value to the equity method of accounting.

- Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, Cresud and APSA (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party. On the basis of this program, the Parties entered into the Shared Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party maintains its own strategies commercial independence, records and accounting systems. This agreement does not adversely affect internal control systems or external audit tasks. Each party continues to have separated assets and liabilities. In the future and in order to continue with the Company’s policy of achieving a more efficient allocation of corporate resources, the Company may extend the areas in which it shares corporate services with APSA and Cresud. Certain of the Company’s directors are also directors of Cresud and APSA.

- Legal services: During the years ended June 30, 2005, 2004 and 2003, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 1.1 million, Ps. 1.1 million and Ps. 1.4 million, respectively, for legal services. Certain directors or alternative directors of the Company, are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 23.II.(i) for details of concentration of credit risk.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2005 and 2004 are as follows:

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Disclosure about fair value of financial instruments (continued)

Retained interest in transferred mortgage and credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2005 and 2004, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 27.1 million and Ps. 16.5 million, respectively.

Accounts payable

The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt

As of June 30, 2005 and 2004, except for the Convertible Notes issued by IRSA and APSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible Notes was Ps. 287.2 million and Ps. 187.8 million at June 30, 2005 and 2004, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Convertible Notes was Ps. 553.2 million and Ps. 350.5 million at June 30, 2005 and 2004, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

Other receivables and other liabilities

The carrying amounts of other receivables and other liabilities reported in the consolidated balance sheets approximate fair value due to their short-term nature.

Interest rate swap agreement

The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2004, the fair market value of the swap agreement was Ps. (134.3) million. The swap agreement was carried at fair market value on the consolidated balance sheet.

Options and future contracts to purchase metals

The fair value of the futures contracts is based on the estimated amount at which they could be settled based on future market prices. The fair value of options and future contracts outstanding at June 30, 2004 and 2005 was Ps. (0.2) million and Ps. (0.09) million, respectively. Future contracts are reported at their fair market value on the consolidated balance sheet.

Seller financings

The fair value of the seller financings is estimated based on quoted market prices for the same or similar payables or on current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates fair value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Concentration of credit risk

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

As of June 30, 2005 the Company has eleven securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 33.4 million (equity value), TDFs held by the Company representing Ps. 0.2 million, and a Ps. 6.6 million escrow reserves for losses.

(j)	Recently issued accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the types of costs that should be expensed rather than capitalized as inventory. SFAS No. 151 also clarifies the circumstances under which fixed overhead costs associated with operating facilities involved in inventory processing should be capitalized. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The Company’s management has not assessed the potential impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R is effective for fiscal years beginning after June 15, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Recently issued accounting pronouncements (continued)

In December 2004, the FASB issued SFAS No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (“SOP”) 04-2, Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005. The Company’s management has not assessed the potential impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets”, which amends Opinion No. 29 to eliminate the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with a general exception from fair value measurements for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In May 30, 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, that replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement (1) requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, (2) defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity, (3) redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, (4) requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, (5) carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate and (6) carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(k)	Earnings per share

As described in Note 3.x., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 18 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128).

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

As disclosed in Note 18, in calculating diluted net income per common share under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003 the Company has considered the dilutive effects of outstanding warrants, but not using the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 195,207 shares, 226,794 shares and 128,577 shares respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003 using the treasury-stock method, would have been Ps. 0.24, Ps. 0.28 and Ps. 0.73, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2005		2004		2003
Numerator:
Net income available to common shareholders	Ps.	129,398	Ps.	2,825	Ps.	235,126
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		26,039		—		17,166
Foreign currency exchange gain		(4,912)		—		(65,633)
Income tax effects		(2,982)		—		16,963

Net income available to common shareholders plus assumed conversions	Ps	.147,543	Ps.	2,825	Ps.	203,622

Denominator:
Weighted-average number of shares outstanding		280,282		225,005		209,840
Plus: incremental shares of assumed conversions:
Warrants (i)		50,346		—		13,973
Convertible Notes		144,861		—		114,603

Adjusted weighted-average number of shares		475,489		225,005		338,416

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.46	Ps.	0.01	Ps.	1.12
Diluted net income per common share	Ps.	0.31	Ps.	(ii)0.01	Ps.	0.60

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

(ii)	The computation of diluted net income per share for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share.

As discussed in Note 23.II.(b), under US GAAP the Company recorded an extraordinary gain amounting to Ps. 426 during fiscal year 2003. The effect of the extraordinary gain on the computation of basic and diluted net income per share under US GAAP for the year ended June 30, 2003 is Ps. 0.002 and Ps. 0.001, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Risks and uncertainties (continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(n)	Summarized financial information of unconsolidated equity investees

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

The Company’s share of the income (loss) of these affiliates was Ps. 66.9 million in 2005, Ps. 26.7 million in 2004 and Ps. (14.7) million in 2003, and its investment in these companies totaled Ps. 220.8 million and Ps. 170.8 million at June 30, 2005 and 2004, respectively.

Summarized financial information of BHSA a significant equity investee (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2005			2004
Current assets	Ps.		(ii)		(ii)
Non-current assets			(ii)		(ii)

Total assets		8,916,884		8,542,005
Current liabilities			(ii)		(ii)
Non-current liabilities			(ii)		(ii)

Total liabilities		6,842,321		6,672,109
Minority interest		30,236		32,604
Shareholders’ equity		2,044,327		1,837,292
Revenues		368,767		406,692
Gross profit		116,514		255,561
Net income (loss)	Ps.	80,519		161,643

(i)	As from June 30, 2004 the Company’s investment in BHSA is accounted for under the equity method of accounting. Figures are presented in accordance with Argentine Banking GAAP.

(ii)	Balance sheets of banking entities are unclassified.

(o)	Severance indemnities

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(p)	Statements of cash flows

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

	For the year ended June 30,
	2005		2004		2003
Net cash provided by operating activities	Ps.	105,655	Ps.	92,378	Ps.	55,135
Net cash used in investing activities		(141,746)		(105,061)		(52,260)
Net cash provided by (used in) financing activities		52,868		(47,649)		109,439
Effect of exchange rate changes on cash and cash equivalents		2,899		(8,081)		51,743
Effect of inflation accounting		—		—		(1,472)

Net increase (decrease) in cash and cash equivalents	Ps.	19,676	Ps.	(68,413)	Ps.	162,585

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(q)	Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2005, 2004 and 2003.

	Year ended June 30,
	2005		2004		2003
Net income under US GAAP	Ps.	129,398	Ps.	2,825	Ps.	235,126
Other comprehensive income (loss):
Unrealized gain on available-for-sale-securities		9,978		3,501		1,272
Unrealized (loss) gain on retained interest in transferred mortgage and credit card receivables		(821)		1,379		1,049
Unrealized gain on available-for-sale-securities of equity investees		6,291		14,426		5,746

Comprehensive income	Ps.	144,846	Ps.	22,131	Ps.	243,193

Accumulated non-owner changes in equity (accumulated other comprehensive income) at June 30 were as follows:

	2005		2004		2003
Unrealized gain (loss) on available-for-sale securities	Ps.	12,624	Ps.	2,646	Ps.	(855)
Unrealized gain on retained interest in transferred mortgage and credit card receivables		961		1,782		403
Unrealized gain on available-for-sale-securities on equity investees		26,472		20,181		5,755

Accumulated other comprehensive income	Ps.	40,057	Ps.	24,609	Ps.	5,303

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2005 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land		Buildings and improvement		Impairment		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alsina 934	Ps.	354	Ps.	1,422	Ps.		Ps.	—	Ps.	1,422	Ps.	1,776	Ps.	347	Ps.	1,429	N/A	August 1991	50
Alto Palermo Park		474		130		(29)		—		101		575		75		500	June 1996	November 1997	50
Alto Palermo Plaza		1		(1)		—		—		(1)		—		—		—	December 1996-March 1997 and September 1997	November 1997	50
Av. de Mayo 595		679		6,660		(985)		—		5,675		6,354		1,780		4,574	July 1992	March 1992	50
Av. Madero 942		1,303		1,974		(301)		—		1,673		2,976		575		2,401	N/A	July 1994- August 1994	50
Bouchard 710		725		71,734		—		—		71,734		72,459		237		72,222	N/A
Constitución 1111		584		754		(545)		—		209		793		248		545	September 1994- March 1995	June 1994 – January 1994	50
Constitución 1159		7,966		796		(7,438)		—		(6,642)		1,324		—		1,324	N/A
Costeros Dique IV		2,726		20,611		—		—		20,611		23,337		1,488		21,849	N/A	June 2001	50
Dique II Edificio A y B		5,948		15,212		—		—		15,212		21,160		1,802		19,358	September 1998	March 1997	50
Hotel Intercontinental		8,672		41,069		(531)		(1,893)		38,645		47,317		2,048		45,269	December 1994	November 2004	50
Hotel Libertador		3,027		60,613		—		—		60,613		63,640		31,589		32,051	October 1973-November 1990- December 1997	March 1998	50
Hotel Llao Llao		3,073		26,736		—		2,992		29,728		32,801		5,149		27,652	N/A
Intercontinental Plaza		8,669		55,957		—		1,699		57,656		66,325		(1,416)		67,741	June 1996	November 1997	50
Laminar		6,595		26,918		—		—		26,918		33,513		2,936		30,577	N/A	March 1999	50
Libertador 498		11,731		39,421		—		—		39,421		51,152		7,845		43,307	N/A	December 1995	50
Libertador 602		699		2,787		—		—		2,787		3,486		501		2,985	N/A	May 1996	50
Madero 1020		6,222		716		(183)		(4,750)		(4,217)		2,005		340		1,665	N/A	December 1995	50
Maipú 1300		10,294		42,338		—		—		42,338		52,632		8,051		44,581	N/A	September 1995	50
Reconquista 823		4,942		19,772		(746)		—		19,026		23,968		4,613		19,355	June 1995	November 1993	50
Rivadavia 2768		—		334		(164)		—		170		170		6		164	N/A
Santa María del Plata		11,618		491		—		—		491		12,109		—		12,109	N/A
Sarmiento 517		46		76		(387)		360		49		95		11		84	March 1995	December 1994- August 1994- July 1994	50
Suipacha 652		2,533		14,477		(1,284)		—		13,193		15,726		3,977		11,749	April-June 1994	November 1991	50
Abasto		9,752		249,800		—		254		250,054		259,806		57,030		202,776	November 1998	N/A	31
Alto Palermo		8,694		396,848		—		122		396,970		405,664		194,842		210,822	October 1990	November 1997-March 1998	26
Alto Avellaneda		17,349		159,231		—		224		159,455		176,804		78,054		98,750	October 1995	November 1997- December 1997	19
Paseo Alcorta		8,066		96,756		—		729		97,485		105,551		39,735		65,816	June 1992	June 1997	22
Alto Noa		357		42,655		—		59		42,714		43,071		12,188		30,883	September 1994	March 1995- September 1996- January 2000	23
Buenos Aires Desing		—		48,915		—		22		48,937		48,937		28,002		20,935	November 1993- December 1993	November 1997	20
Patio Bullrich		8,419		150,707		—		607		151,314		159,733		44,131		115,602	September 1988	October 1998	23
Alto Rosario		25,686		32,375		(4,685)		26,932		54,622		80,308		1,191		79,117	November 2004	N/A	28
Mendoza Plaza Shopping		10,530		84,738		—		9,188		93,926		104,456		20,750		83,706	June 1994	December 2004	22
Other		1,151		25,105		(245)		(582)		24,278		25,429		6,881		18,548	N/A

	Ps.	188,885	Ps.	1,738,127	Ps.	(17,523)	Ps.	35,963	Ps.	1,756,567	Ps.	1,945,452	Ps.	555,006	Ps.	1,390,446

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2005		2004		2003
Balance, beginning of the year	Ps.	1,700,568	Ps.	1,597,631	Ps.	427,819
Additions during the year:
Acquisitions		72,459		—		1,156,166
Acquisition of Mendoza Plaza Shopping S.A. /formerly Pérez Cuesta S.A.C.I)		95,268		—		—
Improvements		40,822		24,159		31,783
Recovery of impairment		24,301		47,880		18,177
Transfers from work-in-progress leasehold improvements		—		—		998
Transfers from undeveloped parcels of land		13,371		51,501		—
Transfer from non-current investments		9,138		—		—
Transfers from leasehold improvements		—		—		7,022
Transfers from intangible assets		—		31		95
Transfers from real estate inventory		123		40		1,212
Transfers from other receivables		103		—		—

		1,956,153		1,721,242		1,643,272

Deductions during the year:
Transfers to real estate inventory		(8,575)		(18,189)		(16,642)
Transfers to intangible assets		(2,126)		(2,485)		—
Impairment loss		—		—		(23,711)
Sales		—		—		(5,288)

		(10,701)		(20,674)		(45,641)

Balance, end of the year	Ps.	1,945,452	Ps.	1,700,568	Ps.	1,597,631

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	12%	December 2009	Monthly	None		249		214	None
Customer B	14%	June 2014	Monthly	None		128		79	None
Customer C	16%	December 2014	Monthly	None		80		69	None
Customer D	14%	May 2014	Monthly	None		77		95	None
Customer E	12%	September 2009	Monthly	None		76		44	None
Customer F	12%	April 2015	Monthly	None		73		62	None
Customer G	14%	June 2014	Monthly	None		70		89	None
Customer H	14%	June 2009	Monthly	None		70		104	None
Customer I	16%	June 2014	Monthly	None		69		59	None
Customer J	14%	July 2009	Monthly	None		60		92	None
Customer K	14%	April 2014	Monthly	None		58		52	None
Customer L	16%	February 2010	Monthly	None		58		43	None
Customer M	12%	April 2015	Monthly	None		53		45	None
Customer N	14%	February 2014	Monthly	None		50		56	None
Mortgage receivables under Ps. 30,000	14-16%	June 2007-September 2009	Monthly	None		32		21	None
Mortgage receivables Ps.30,000-Ps.49,999	12-17%	June 2007-March 2014	Monthly	None		308		173	None
Mortgage receivables Ps.50,000-Ps.69,999	14%	June 2009-July 2014	Monthly	None		112		49	None
Mortgage receivables Ps.70,000-Ps.89,999	16%	December 2006- October 2009	Monthly	None		159		27	None

					Ps.	1,782	Ps.	1,373

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

23.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Mortgage loans on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2005		2004		2003
Balance, beginning of year	Ps.	1,435	Ps.	2,567	Ps.	5,050
Additions during the year:
Mortgage loans acquired (APSA)		—		—		1,875
New mortgage loans		—		—		—
Deductions during the year:
Securitization		—		—		—
Collections of principal		(62)		(1,132)		(4,358)

Balance, end of year	Ps.	1,373	Ps.	1,435	Ps.	2,567

24.	Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Cost of sales, leases and services

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information

a.	Fixed assets

Principal account	Original value								Depreciation										Net carrying value as of June 30,
	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year		Impairment (As restated)		2005		2004		2003
											Increases / (decreases) and transfers		Amount (i)
Facilities	Ps.	61,894	Ps.	33,942	Ps.	(10,138)	Ps.	85,698	Ps.	44,796	Ps.	8,361	Ps.	4,498	Ps.	57,655	Ps.	—	Ps.	28,043	Ps.	17,098	Ps.	19,695
Furniture and fixtures		42,477		8,836		(2,092)		49,221		37,056		875		3,201		41,132		—		8,089		5,420		6,555
Machinery and equipment		5,021		408		—		5,429		4,714		186		170		5,070		—		359		307		292
Computer equipment		28,463		6,674		—		35,137		24,609		2,383		2,455		29,447		—		5,690		3,854		4,537
Vehicles		631		251		—		882		366		(2)		99		463		—		419		265		168
Leasehold improvements		13,259		882		(17)		14,124		10,251		76		1,120		11,447		—		2,677		3,008		2,214
Advances to suppliers		71		1,568		(720)		919		—		14		—		14		—		905		71		—
Properties
Alsina 934		1,776		—		—		1,776		319		—		28		347		—		1,429		1,457		1,485
Alto Palermo Park		604		—		—		604		65		—		10		75		29		500		500		420
Alto Palermo Plaza		—		—		—		—		—		—		—		—		—		—		—		2
Av. de Mayo 595		7,339		—		—		7,339		1,648		—		132		1,780		985		4,574		4,419		4,112
Av. Madero 942		3,277		—		—		3,277		520		—		55		575		301		2,401		2,213		2,006
Bouchard 710		—		72,459		—		72,459		—		—		237		237		—		72,222		—		—
Constitución 1111		1,338		—		—		1,338		227		—		21		248		545		545		494		403
Constitución 1159		—		8,762		—		8,762		—		—		—		—		7,438		1,324		—		—
Costeros Dique IV		23,337		—		—		23,337		1,109		—		379		1,488		—		21,849		20,123		17,566
Dique II Edificio A y B “Edificios Cruceros”		21,160		—		—		21,160		1,434		—		368		1,802		—		19,358		19,726		17,937
Hotel Intercontinental		49,741		—		(1,893)		47,848		743		—		1,305		2,048		531		45,269		43,677		40,963
Hotel Libertador		63,640		—		—		63,640		30,281		—		1,308		31,589		—		32,051		33,359		34,614
Hotel Llao Llao		29,809		3,648		(656)		32,801		3,783		—		1,366		5,149		—		27,652		26,026		26,392
Intercontinental Plaza		64,626		8,656		(6,957)		66,325		(3,119)		—		1,703		(1,416)		—		67,741		65,152		63,728
Laminar Plaza		33,513		—		—		33,513		2,387		—		549		2,936		—		30,577		31,126		28,021
Libertador 498		51,152		—		—		51,152		7,043		—		802		7,845		—		43,307		42,679		35,444
Libertador 602		3,486		—		—		3,486		447		—		54		501		—		2,985		2,628		2,488
Madero 1020		6,938		—		(4,750)		2,188		945		(647)		42		340		183		1,665		4,047		6,433
Maipu 1300		52,632		—		—		52,632		7,200		—		851		8,051		—		44,581		45,432		40,771
Reconquista 823		24,714		—		—		24,714		4,218		—		395		4,613		746		19,355		17,733		17,075
Rivadavia 2768		—		334		—		334		—		—		6		6		164		164		—		—
Santa María del Plata		—		12,109		—		12,109		—		—		—		—		—		12,109		—		—
Sarmiento 517		122		360		—		482		1		—		10		11		387		84		121		166
Suipacha 652		17,010		—		—		17,010		3,688		—		289		3,977		1,284		11,749		10,641		9,945
Shopping Centers
Shopping Abasto		259,552		254		—		259,806		48,856		—		8,174		57,030		—		202,776		210,696		221,314
Shopping Alto Palermo		405,542		122		—		405,664		176,425		—		18,417		194,842		—		210,822		229,117		247,477
Shopping Alto Avellaneda		176,579		225		—		176,804		69,246		—		8,808		78,054		—		98,750		107,333		105,133
Shopping Paseo Alcorta		104,822		729		—		105,551		35,819		—		3,916		39,735		—		65,816		69,003		72,690
Shopping Alto Noa		43,012		59		—		43,071		10,201		—		1,987		12,188		—		30,883		29,589		23,810
Shopping Buenos Aires Design		48,915		22		—		48,937		25,534		—		2,468		28,002		—		20,935		23,381		25,840
Shopping Patio Bullrich		159,126		1,461		(854)		159,733		37,448		—		6,683		44,131		—		115,602		121,678		127,803
Shopping Alto Rosario		58,061		90,389		(63,457)		84,993		—		—		1,191		1,191		4,685		79,117		53,295		—
Mendoza Plaza Shopping		—		104,456		—		104,456		—		19,152		1,598		20,750		—		83,706		—		—
Other		26,256		2,201		(2,783)		25,674		5,729		(206)		1,358		6,881		245		18,548		19,998		20,140

Total as of June 30, 2005	Ps.	1,889,895	Ps.	(ii)358,807	Ps.	(iii)(94,317)	Ps.	2,154,385	Ps.	593,989	Ps.	(vi)30,192	Ps.	76,053	Ps.	700,234	Ps.	(iv)17,523	Ps.	1,436,628	Ps.	—	Ps.	—

Total as of June 30, 2004	Ps.	1,826,012	Ps.	85,796	Ps.	(21,913)	Ps.	1,889,895	Ps.	519,329	Ps.	2,687	Ps.	71,973	Ps.	593,989	Ps.	(v) 30,240	Ps.	—	Ps.	1,265,666	Ps.	—

Total as of June 30, 2003	Ps.	618,302	Ps.	1,248,449	Ps.	(40,739)	Ps.	1,826,012	Ps.	117,256	Ps.	332,026	Ps.	70,047	Ps.	519,329	Ps.	79,044	Ps.	—	Ps.	—	Ps.	1,227,639

(i)	The Allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 24 f.), except for Ps. 441 allocated in “Costs” and Ps. 238 for the year 2005 and Ps. 152 for the year 2004 which are expensed.

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (Continued)

a.	Fixed assets (Continued)

(ii)	Includes:

Ps. 103 reclassified from “Other receivables and prepaid expenses”.

Ps. 123 transfers from inventories.

Ps. 13,371 transfers from parcels of undeveloped land.

Ps. 9,138 reclassified from non-current investments.

Ps. 114,550 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.).

(iii)	Includes:

Ps (8,575) transfers to inventories

Ps. (2,126) reclassified to intangible assets.

(iv)	Net of the depreciation of the year for Ps. 1,935

(v)	Net of the depreciation of the year for Ps. 4,839

(vi)	Related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.).

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

b.	Intangible assets, net:

	Original value						Amortization						Net carrying value as of June 30,
							Current year
Principal account	Value as of beginning of year		Additions / (deductions)		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases)		Amount (i)		Accumulated as of end of year		Impairment		2005		2004		2003
Preoperating and organization expenses	Ps.	7,342	Ps.	10,350	Ps.	17,692	Ps.	4,104	Ps.	6,069	Ps.	989	Ps.	11,162	Ps.	1,407	Ps.	5,123	Ps.	1,729	Ps.	1,609
Deferred financing costs		3,216		—		3,216		3,216		—		—		3,216		—		—		—		—
Selling and advertising expenses		7,551		—		7,551		7,107		—		(87)		7,020		—		531		444		756
Trademarks		586		13		599		314		—		59		373		—		226		251		267
Expenses related to securitization of receivables		6,975		(315)		6,660		6,972		(317)		5		6,660		—		—		3		334
Advertising expenses		—		—				—		—		—		—		—		—		—		38
Investment projects		—		—				—		—		—		—		—		—		—		235

Total as of June 30, 2005	Ps.	25,670	Ps.	(ii) 10,048	Ps.	35,718	Ps.	21,713	Ps.	(iii) 5,752	Ps.	966	Ps.	28,431	Ps.	(iv) 1,407	Ps.	5,880	Ps.	—	Ps.	—

Total as of June 30, 2004	Ps.	67,040	Ps.	(41,370)	Ps.	25,670	Ps.	62,168	Ps.	(41,943)	Ps.	1,488	Ps.	21,713	Ps.	(v) 1,530	Ps.	—	Ps.	2,427	Ps.	—

Total as of June 30, 2003	Ps.	29,049	Ps.	37,991	Ps.	67,040	Ps.	24,610	Ps.	23,893	Ps.	13,665	Ps.	62,168	Ps.	1,633	Ps.	—	Ps.	—	Ps.	3,239

(i)	The allocation of annual amortization charges in the statements of income is included in “Other expenses” (Note 24.f.); except for Ps. 5 for the year ended 2005 and Ps. 523 for the year ended 2004 allocated in “Gain (loss) in credit card trust”, Ps. 224 allocated in “Cost” and Ps. 3,105 and Ps. 4,357 for the year ended 2003 allocated in “Gain (loss) in credit card trust” and “Interest on discount liabilities” respectively.

(ii)	Includes

Ps. 2,126 reclassified from fixed assets

Ps. (18) reclassified to inventory

Ps. 6,082 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I)

(iii)	Includes Ps. 6,070 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.)

(iv)	Net of the amortization of the year of Ps. 123. See Note 24.f.

(v)	Net of the amortization of the year Ps. 103. See Note 24.f.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

c.	Allowances and provisions

						Carrying value of June 30,
Item	Balances as of beginning of year	Additions		Deductions		2005	2004	2003
Deducted from current assets:
Allowance for doubtful accounts	35,299	(i)	6,657	(ii)	(3,701)	38,255	35,299	46,774

Total as of June 30, 2005	35,299		6,657		(3,701)	38,255	—	—

Total as of June 30, 2004	46,774		64		(11,539)	—	35,299	—

Total as of June 30, 2003	1,449		65,677		(20,352)	—	—	46,774

Deducted from non-current assets:
Allowance for doubtful accounts	45		924		—	969	45	54
Allowance for doubtful mortgage receivable	2,208		—		—	2,208	2,208	2,208
Allowance for impairment of fixed assets	30,240	(iii)	14,857	(iv)	(27,574)	17,523	30,240	79,044
Allowance for impairment of inventories	3,673	(v)	3,365	(vi)	(1,777)	5,261	3,673	2,196
Allowance for impairment of parcels of undeveloped land	19,629		—	(vii)	(11,089)	8,540	19,629	44,026
Allowance for impairment of intangible assets	1,530		—	(viii)	(123)	1,407	1,530	1,633
Allowance for impairment of non – current investments	6,897		—	(ix)	(6,897)	—	6,897	7,474

Total as of June 30, 2005	64,222		19,146		(47,460)	35,908	—	—

Total as of June 30, 2004	136,635		11,377		(83,790)	—	64,222	—

Total as of June 30, 2003	77,871		100,095		(41,331)	—	—	136,635

Included in current liabilities:
Provision for contingencies	6,439	(x)	3,965	(xiii)	(628)	9,776	6,439	12,402

Total as of June 30, 2005	6,439		3,965		(628)	9,776	—	—

Total as of June 30, 2004	12,402		3,200		(9,163)	—	6,439	—

Total as of June 30, 2003	8,866	(xi)	8,889		(5,353)	—	—	12,402

Included in non-current liabilities:
Provision for contingencies	6,549	(x)	6,880	(xiii)	(2,402)	11,027	6,549	4,682

Total as of June 30, 2005	6,549		6,880		(2,402)	11,027	—	—

Total as of June 30, 2004	4,682		2,288		(421)	—	6,549	—

Total as of June 30, 2003	401	(xii)	7,604		(3,323)	—	—	4,682

(i)	Doubtful accounts are disclosed in “Other expenses” (Note 24.f.), except for Ps. 3,920 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

c.	Allowances and provisions (continued)

(ii)	Includes recovery of allowance of Ps. 78 disclosed in “Other expenses, net” (Note 9), recovery of allowance of Ps. 711 through APSA and off-sets of the year.

(iii)	Includes: (a) transfers from parcels of undeveloped lands of Ps. 7,504, (b) transfer from non-current investments of Ps. 6,897, (c) transfers from inventories of Ps. 211 and (d) impairment of the year of Ps. 245 allocated in “Gain from operations and holdings of real estate assets, net”.

(iv)	Includes recovery of impairment of Ps. 24,301 disclosed in “Gain from operations and holdings of real estate assets, net”, Ps. 1,338 of transfers to inventories and the depreciation of the year of Ps. 1,935.

(v)	Corresponds to transfers from fixed assets Ps. 1,338 and the impairment of the year of Ps. 2,027 allocated in “Costs”.

(vi)	Includes transfers to fixed assets of Ps. 211, recovery of impairment of Ps. 297 disclosed in “Gain from operations and holdings of real estate assets, net” and Ps. 1,269 of sales of the year.

(vii)	Includes transfers to fixed assets of Ps. 7,504 and recovery of impairment of Ps. 3,585 disclosed in “Gain from operations and holdings of real estate assets, net”.

(viii)	Related to the amortization of the year of Ps. 123.

(ix)	Corresponds to transfer to fixed assets of Ps. 6,897.

(x)	Provision for contingencies is disclosed in “Other expenses, net” (Note 9), except for Ps. 1,468 allocated in “Other expenses” (Note 24.f.), disclosed in “Others”, Ps. 2, 033 of transfers from provision for contingencies (non-current), Ps. 4,459 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.) and Ps. 398 allocated in “Financial results, net”.

(xi)	Includes additions due to consolidation of equity investees of Ps. 3,904.

(xii)	Includes additions due to consolidation of equity investees of Ps. 4,938.

(xiii)	Includes transfers to provision for contingencies (current) of Ps. 2,033 and recovery of the year of Ps. 443.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

d.	Cost of sales, leases and services

	Year ended June 30,
	2005		2004	2003
I. Cost of sales
Stock as of beginning of year	Ps.	43,812	22,985	79,159
Plus:
Additions due to consolidation of equity investees		—	—	1,315
Expenses (Note 24.f.)		1,652	1,775	3,517
Transfers to fixed assets		(123)	(40)	(1,212)
Transfers from investments		240	—	—
Transfers from fixed assets		8,575	18,189	19,851
Transfer from undeveloped parcels of land		25,979	10,748	—
Transfers to undeveloped parcels of land		—	—	(39,529)
Transfers from mortgages receivable		—	—	2,757
Transfers from mortgages payable		—	—	2,078
Capitalized interest		418	—	—
Adjustment to purchase price of inventory		33,722	15,862	2,297
Stock as of end of period		(117,797)	(43,812)	(22,985)

Subtotal		(3,522)	25,707	47,248

Plus:
Gain from valuation of inventories at fair market value		18,087	—	—
Results from holding of real estate assets		297	6	(844)
Impairment of the year		2,027	—	—

Cost of properties sold		16,889	25,713	46,404

II. Cost of leases
Expenses (Note 24.f.)		76,298	68,205	67,439

Cost of properties leased		76,298	68,205	67,439

III. Cost of fees for services
Expenses (Note 24.f.)		1,591	1,484	1,232

Cost of fees for services		1,591	1,484	1,232

IV. Cost of hotel activities
Stock as of beginning of year		1,313	869	541
Purchases of the year		(24)	444	244
Expenses (Note 24.f.)		48,925	40,049	31,346
Stock as of end of period		(1,289)	(1,313)	(869)

Cost of hotel activities		48,925	40,049	31,262

V. Cost of credit card operations
Expenses (Note 24.f.)		23,102	11,965	8,330

Cost of credit card operations		23,102	11,965	8,330

TOTAL COSTS	Ps.	166,805	147,416	154,667

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities

					Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)		2005		2004
Assets
Current assets
Cash and banks:
Cash	US$	1,805,844	2.	847	Ps.	5,143	Ps.	3,740
Cash	Euros	1,584	3.	440		5		1
Cash	Reales	2,238	1.	050		2		—
Bank accounts	US$	24,858,936	2.	847		70,774		70,943
Bank accounts	Euros	389,085	3.	440		1,338		495
Checks to be deposited	US$	62,668	2.	847		179		154
Investments:
Government bonds	US$	9,863	2.	847		28		21
Bono Banco Ciudad	Euros	113,879	3.	440		391		—
Mutual funds	US$	23,207,977	2.	847		66,072		33,769
Mutual funds	Euros	—	3.	440		—		288
Other investments	US$	13,515		2,847		38		34
Mortgages and leases receivable	US$	285,922	2.	847		814		70
Mortgages and leases receivable	Euros	6,000	3.	440		21		—
Other receivables and prepaid expenses:
Related parties	US$	—	2.	887		—		14,878
Interest rate swap receivable	US$	—	2.	847		—		13,816
Future contracts receivables	US$	—		—		—		474
Other	US$	38,373	2.	847		109		31
Stock operations	US$	94,500	2.	847		269		—

Total current assets						145,183		138,714

Non-current assets
Investments:
Bono Banco Ciudad	Euros	140,000	3.	440		482		—
Other receivables and prepaid expenses:
Guarantee receivable	US$	6,016,308	2.	847		17,128		—

Total non-current assets						17,610		—

Total assets as of June 30, 2005					Ps.	162,793	Ps.

Total assets as of June 30, 2004					Ps.		Ps.	138,714

(i)	Official exchange rate prevailing as of June 30, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities (continued)

					Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)		2005		2004
Liabilities
Current liabilities
Trade accounts payable	US$	733,043	2.	887	Ps.	2,117	Ps.	1,993
Customer advances	US$	3,023,885	2.	887		8,730		571
Mortgages payables	US$	8,819,536	2.	887		25,462		2,218
Taxes payable	US$	29,602	2.	887		85		60
Short term debt	US$	20,468,193	2.	887		59,092		51,883
Other liabilities
Guarantee deposits	US$	123,071	2.	887		355		—
Related parties	US$	308,939	2.	887		891		125
Other	US$	1,503	2.	887		4		24

Total current liabilities						96,736		56,874

Non-current liabilities
Trade accounts payable	US$	647,940	2.	887		1,871		2,865
Mortgages payables	US$	9,569,303	2.	887		27,627		—
Long term debt	US$	128,365,120	2.	887		370,590		470,472
Other liabilities
Related parties	US$	600,000	2.	887		1,732		—
Guarantee deposits	US$	928,015	2.	887		2,679		2,747

Total non-current liabilities						404,499		476,084

Total liabilities as of June 30, 2005					Ps.	501,235	Ps.

Total liabilities as of June 30, 2004					Ps.		Ps.	532,958

(i)	Official exchange rate prevailing as of June 30, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

24.	Other financial statement information (continued)

f.	Other expenses

	EXPENSES
Items	Cost of properties leased		Cost of properties sold		Cost of fees for services		Cost of hotel activities		Cost of credit card operations		Administrative		Selling		Financing		Total for the year 2005		Total for the year 2004		Total for the year 2003
Director’s fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	11,168	Ps.	—	Ps.	—	Ps.	11,168	Ps.	8,626	Ps.	8,900
Fees and payments for services		—		—		—		2,176		3,144		13,380		324		—		19,024		12,980		12,958
Salaries and bonuses		—		—		—		16,398		7,550		20,747		3,330		—		48,025		32,860		25,251
Social security contributions		—		—		—		3,390		—		2,146		691		—		6,227		5,327		4,773
Depreciation and amortization		63,503		46		—		6,403		468		3,801		56		841		75,118		68,602		73,085
Maintenance of building		12,290		1,606		131		9,481		377		719		24		—		24,628		20,043		14,687
Mail and telephone		79		—		—		2,045		1,350		308		121		—		3,903		2,702		1,713
Advertising		—		—		—		—		—		49		12,192		—		12,241		5,913		3,982
Lease expense		134		—		—		—		613		871		—		—		1,618		1,414		1,031
Bids lost		—		—		—		—		—		—		—		—		—
Commissions and property sales charges		—		—		—		730		6,564		1,405		2,376		—		11,075		2,996		5,338
Freight and transportation		—		—		—		157		402		1,163		511		—		2,233		1,594		1,500
Taxes, rates and contributions		292		—		—		—		2,894		6,319		4		—		9,509		5,942		4,559
Subscriptions and publications		—		—		—		—		—		204		—		—		204		264		175
Interest and index – adjustment		—		—		—		—		(1,026)		—		—		46,263		45,237		61,665		62,022
Results from Trust		—		—		—				—		—		—		—		—
Bank charges		—		—		—		—		—		496		—		369		865		719		719
Safe deposits box		—		—		—		—		—		324		—		54		378		159		310
Allowance for doubtful accounts		—		—		—		—		—		—		2,952		—		2,952		64		9,251
Condominium expenses		—		—		—		—		—		—		—		—		—
Travel expenses		—		—		—		—		—		313		—		—		313		88		2,024
Food and beverages		—		—		—		5,234		—		—		—		—		5,234
Insurances		—		—		—		—		324		1,307		—		—		1,631
Surveillance		—		—		—		—		—		340		—		—		340
Training courses		—		—		—		—		—		112		—		—		112
Other		—		—		1,460		2,911		442		4,552		2,069		74		11,508		16,223		12,769
Expenses from Club de Campo		—		—		—		—		—		—		—		—		—
Gross sales tax		—		—		—		—		—		—		13,232		—		13,232		9,385		6,427

Total as of June 30, 2005	Ps.	76,298	Ps.	1,652	Ps.	1,591	Ps.	48,925	Ps.	23,102	Ps.	69,724	Ps.	37,882	Ps.	47,601	Ps.	306,775	Ps.	—	Ps.	—

Total as of June 30, 2004	Ps.	68,205	Ps.	1,775	Ps.	1,484	Ps.	40,049	Ps.	11,965	Ps.	50,240	Ps.	23,033	Ps.	60,815	Ps.	—	Ps.	257,566	Ps.	—

Total as of June 30, 2003	Ps.	67,439	Ps.	3,517	Ps.	1,232	Ps.	31,346	Ps.	8,330	Ps.	45,194	Ps.	28,555	Ps.	65,861	Ps.	—	Ps.	—	Ps.	251,474

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Hipotecario SA

We have audited the consolidated balance sheets of Banco Hipotecario SA and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2005 and 2004 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2005. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the auditing standards generally accepted in Argentina and performed the auditing procedures required by the Banco Central de la República Argentina (the “Argentine Central Bank”). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 1 and 6, the accompanying consolidated financial statements have been prepared in accordance with accounting rules prescribed by the Argentine Central Bank, which are a comprehensive basis of accounting that differs in certain respects from Argentine generally accepted accounting principles applicable to enterprises in general.

Accounting rules prescribed by Argentine Central Bank also differ in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 17 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario SA and its subsidiaries at June 30, 2005 and 2004, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three twelve-month periods in the period ended June 30, 2005 in conformity with accounting rules prescribed by the Argentine Central Bank.

The quality of the Bank’s financial condition and results of operations depends to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina and to the Argentine Government’s ability to perform on its obligations to the Bank and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to deliver government securities under various laws and regulations.

Price Waterhouse & Co S.R.L.

/s/ I. Javier Casas Rúa
I. Javier Casas Rúa
Partner

Buenos Aires, Argentina

September 1, 2005, except for Notes 35 and 37,

as to which date is December 16, 2005

BANCO HIPOTECARIO S.A.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2005		2004
ASSETS
Cash and due from banks	Ps.	55,850	Ps.	59,200
Banks and correspondents		258,209		320,841

		314,059		380,041
Government and corporate securities (Note 9)		723,630		532,979
Loans (Note 10)
Mortgage loans		1,555,503		1,701,349
Other loans		941,003		729,621

		2,496,506		2,430,970
Plus: Accrued interest receivable		326,517		253,537
Less: Reserve for loan losses (Note 11)		(258,372)		(327,082)

		2,564,651		2,357,425
Other receivables from financial transactions (Note 12)
Collateral receivable under repurchase agreements		192,448		—
Amounts receivable under derivative financial instruments		897,774		544,188
Loans in trust pending securitization		150,348		334,471
Amounts receivable under reverse repurchase agreements of government and corporate securities		—		44,832
Receivable from Argentine Government compensating and hedge bonds (Note 2)		2,649,926		2,654,716
Miscellaneous (Note 12)		618,828		604,792

		4,509,324		4,182,999
Plus: Accrued interest receivable		13,659		20,866
Less: Reserve for loan losses (Note 11)		(52,963)		(40,732)

		4,470,020		4,163,133
Investments in other companies		6,194		19,407
Miscellaneous receivables, net (Note 13)		716,136		958,081
Bank premises and equipment, net (Note 14)		89,907		93,430
Miscellaneous assets, net (Note 15)		23,575		28,263
Intangible assets, net (Note 14)		7,560		4,022
In-process items		1,152		5,224

Total Assets	Ps.	8,916,884	Ps.	8,542,005

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A.

CONSOLIDATED BALANCE SHEETS – (Continued)

As of June 30, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2005		2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits
Checking accounts	Ps.	19,943	Ps.	13,295
Saving accounts		115,902		51,649
Time deposits		269,613		101,572
Other deposit accounts		14,710		13,753

		420,168		180,269
Plus: Accrued interest payable		3,218		1,098

		423,386		181,367
Other liabilities from financial transactions
Other banks and international entities (Note 18)		542,841		354,216
Bonds (Note 19)		2,345,817		2,735,793
Argentine Central Bank (Note 17)		2,042,362		2,193,546
Amounts payable under derivative financial instruments		900,940		540,920
Borrowings under repurchase agreements collateralized by government securities		122,886		—
Obligation to return collateral acquired under reverse repurchase agreements of government and private securities		—		49,485
Collections and other transactions on behalf of third parties		17,221		25,859
Miscellaneous		68,827		273,822

		6,040,894		6,173,641
Plus: Accrued interest payable		66,539		62,360

		6,107,433		6,236,001
Miscellaneous liabilities
Accrued taxes		6,290		5,490
Sundry creditors (Note 22)		43,354		38,496
Other (Note 22)		10,612		7,051

		60,256		51,037
Reserve for contingencies (Note 16)		250,433		201,135
In-process items		813		2,569
Minority interests		30,236		32,604

Total Liabilities		6,872,557		6,704,713

SHAREHOLDERS’ EQUITY
Common stock		1,500,000		1,500,000
Inflation adjustment of common stock		1,797,623		1,797,623
Paid-in-capital		1		1
Reserves		1,191,686		1,191,686
Accumulated deficit		(2,444,983)		(2,652,018)

Total Shareholders’ Equity		2,044,327		1,837,292

Total Liabilities and Shareholders’ Equity	Ps.	8,916,884	Ps.	8,542,005

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A.

CONSOLIDATED STATEMENTS OF INCOME

For the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2005		2004		2003
Financial income
Interest on loans and other receivables from financial transactions	Ps.	502,052	Ps.	580,344	Ps.	511,895
Income from government securities and temporary investments, net		178,477		110,338		—
Income from restructuring of bonds		—		231,998		—
Income from restructuring of financial loans		—		254,404		—
Other		953		702		735

		681,482		1,177,786		512,630
Financial expenses
Interest on deposits and other liabilities from financial transactions		374,389		198,447		1,120,326
Expenses on government securities and temporary investments, net		—		—		117,848
Contributions and taxes on financial income		14,493		10,053		3,539

		388,882		208,500		1,241,713
Provision for losses on loans (Note 11)		16,699		—		122,005
Income from services
Insurance premiums		44,764		46,300		46,785
Commissions (Note 23)		31,862		7,251		7,383
Other (Note 23)		11,802		17,485		30,288

		88,428		71,036		84,456
Expenses on services
Insurance claims		7,776		7,309		9,917
Commissions (Note 23)		13,312		23,965		30,559
Contributions and taxes on income from services		1,521		1,092		692

		22,609		32,366		41,168
Monetary loss from financial transactions		—		—		(224,005)
Administrative expenses
Salaries and social security contributions		73,096		72,567		69,096
Advertising expenses		7,217		2,680		583
Value added tax and other taxes		10,184		9,516		8,254
Directors’ and Syndics’ fees		2,843		7,174		2,895
Fees for administrative services		13,247		6,149		6,090
Maintenance and repairs		36,260		31,618		30,901
Other		4,163		3,558		2,111

		147,010		133,262		119,930
Monetary loss related to operating transactions		—		—		(1,005)

Net income (loss) from financial transactions	Ps.	194,710	Ps.	874,694	Ps.	(1,152,740)

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A.

CONSOLIDATED STATEMENTS OF INCOME – (Continued)

For the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2005	2004	2003
Miscellaneous income
Penalty interest	9,567	11,506	14,537
Loan loss recoveries	59,180	53,277	50,067
Gain on debt restructuring	—	88,016	—
Other	15,272	51,170	6,044

	84,022	203,969	70,648
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	113,043	163,445	141,089
Others (Note 24)	13,322	37,293	62,474

	126,365	200,738	203,563
Monetary gain on other transactions	—	—	7,046

Income (loss) before income taxes and minority interests	152,367	877,925	(1,278,609)

Income taxes (Note 26)	6,968	3,563	—
Minority interests	5,623	(7,795)	7,882

Net income (loss)	151,022	866,567	(1,270,727)

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Common stock (Note 28)		Paid in capital		Inflation adjustment of common stock (Note 28)		Reserves				Accumulated deficit		Total shareholders’ equity
							Legal (Note 28)		Voluntary (Note 28)
Balance as of June 30, 2002	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,642,206	Ps.	169,608	Ps.	(2,867,986)	Ps.	2,241,452

Transfers from earnings reserves		—		—		—		(620,128)		—		620,128		—
Net loss for the period		—		—		—		—		—		(1,270,727)		(1,270,727)

Balance as of June 30, 2003	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(3,518,585)	Ps.	970,725

Net income for the period		—		—		—		—		—		866,567		866,567

Balance as of June 30, 2004 as reported	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,652,018)	Ps.	1,837,292

Prior period adjustment (Note 36)												56,013		56,013
Balance as of June 30, 2004 as restated	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,596,005)	Ps.	1,893,305

Net income for the period		—		—		—		—		—		151,022		151,022

Balance as of June 30, 2005	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,444,983)	Ps.	2,044,327

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

For the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2005		2004		2003
Cash flows from operating activities:
Net income (loss)	Ps.	151,022	Ps.	866,567	Ps.	(1,270,727)
Adjustments to reconcile net income (loss) to net cash (used in) provided by Cash Flows from operating activities:
Monetary adjustment		—		—		217,964
Provision for losses on loans and for contingencies and miscellaneous receivables, net of reversals		129,742		161,797		301,077
Net (gain) loss on investment government securities		(19,916)		(24,973)		305,109
Gain from restructuring debt		—		(783,698)		—
Depreciation and amortization		5,279		15,034		14,098
Net loss (gain) on sale of premises and equipment and miscellaneous assets		(5,476)		16,531		783
Equity (gain) losses from unconsolidated subsidiaries		(283)		—		2,863
Net Indexing (CER and CVS) of loans and deposit		(66,645)		(159,940)		(163,259)
Unrealized foreign exchange gain (loss)		—		62,478		796,539
Interest and indexing (CER) of borrowings from Argentine Central Bank		149,015		82,615		217,752
Minority interest		(5,623)		7,795		(7,882)
Net change in trading investments		(175,173)		(92,853)		65,151
Net change in other assets and liabilities		(125,669)		78,151		(726,225)

Net cash provided by (used in) operating activities		36,273		229,504		(246,757)

Cash flows from investing activities:
(Increase) Decrease in loans, net		(318,801)		268,629		144,934
Proceeds from securitization of US dollar-denominated loans		184,822		(15,389)		186,861
Purchase of available for sale government securities		—		(1,399,016)		(255,938)
Proceeds from available for sale government securities		—		1,201,501		303,216
Proceeds from maturities of available for sale investments		4,438		2,240		22,961
(Increase) decrease in investments in other companies		—		(16,544)		(513)
Proceeds from sale of premises and equipment		5,476		—		—
Purchases of premises and equipment, miscellaneous and intangible assets		(11,469)		(2,210)		(252)

Net cash (used in) provided by investing activities		(135,534)		39,211		401,269

Cash flows from financing activities:
Increase (decrease) in deposits, net		239,899		75,883		(21,938)
Principal payments on bonds, notes, and other debts		(575,788)		(317,636)		(135,220)
(Decrease) Increase in borrowings, net		374,437		113,635		75,994

Net cash provided by (used in) financing activities		38,548		(128,118)		(81,164)

Net (decrease) increase in cash and cash equivalents		(60,713)		140,596		73,348
Cash and cash equivalents at the beginning of the period		380,041		239,445		166,097
Effect of foreign exchange changes on cash and cash equivalents		(5,269)		—		—

Cash and cash equivalents at the end of the period	Ps.	314,059	Ps.	380,041	Ps.	239,445

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	164,373	Ps.	190,781	Ps.	80,738
Cash paid for income taxes		—		3,563		—
Cash paid for presumptive minimum income tax		14,516		10,592		9,121

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

1.	General

a. Description of business

Banco Hipotecario SA (herein after referred to as the “Bank” or “BHSA”), is a commercial bank, organized under the laws of Argentina. The Bank provides general banking services, focused on individual residential mortgage loans and construction-project loans directly to customers as well as indirectly through selected banks and other financial intermediaries throughout Argentina. The Bank also engages in mortgage loan securitizations, mortgage loan servicing, credit card, personal loans, other corporate loans and mortgage-related insurance in connection with its lending activities.

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the policies of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribes the accounting reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to companies in general. The significant differences between Argentine Banking GAAP and Argentine GAAP are described in Note 6 to the consolidated financial statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include solely a reconciliation of net income (loss) and shareholders’ equity (deficit) to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the SEC. See Note 35 for details.

Certain disclosures required by the Argentine Banking GAAP have not been presented herein since they are not required under US GAAP or the SEC and are not considered to be relevant to the accompanying consolidated financial statements taken as a whole.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. All significant intercompany accounts and transactions have been eliminated in consolidation.

d. Presentation of financial statements in constant argentine pesos

For the period from January 1, 1995 to December 31, 2001, the Bank accounted for its financial transactions on the historical cost basis. Prior to January 1, 1995, the Bank’s consolidated financial statements were prepared on the basis of general price-level accounting, which reflected changes in the purchasing power of the Argentine peso in the historical financial statements. However, as a result of the inflationary environment in Argentina during 2002. Argentine Central Bank, Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and “Comisión Nacional de Valores de la República Argentina” (CNV) reinstated the application of inflation accounting in financial statements as from January 1, 2002. These regulators provided that all recorded amounts restated for inflation

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

As a result of the stabilization of the WPI during the first half of 2003, the Argentine government instructed the CNV to issue the necessary regulations to preclude public companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003.

2.	Economic and social situation prevailing in Argentina

Since 2003 the Argentine economy showed some signs of recovery after a four-year recession and one of the worst crises recorded in Argentina at the end of 2001. Interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing.

On March 18, 2005, Argentina announced the final outcome of its global offer to exchange certain public debt instruments (the “Eligible Securities”), payment of which has been deferred, for an aggregate eligible amount of approximately US$ 81,800 million (representing the face value and past due and unpaid interest) for a total of eleven series of Par Bonds, Quasi Par Bonds and Discount Bonds and five series of Gross Domestic Product (“GDP”)-linked units.

Eligible bondholders holding approximately 76.15% of the amount subject to restructuring, equivalent to approximately US$ 62,300 million participated in the debt swap that started on January 14 and ended on February 25, 2005.

On August 4, 2005, the National Government made the first principal payment of the BODEN 2012, the major security issued by it after the sovereign debt default declared in December 2001, for approximately US$ 1,580 million.

Economic measures adopted by the National Government since the political and financial crisis

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law on public emergency and exchange system reform) changed the economic model and amended the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic measures, which were implemented through various legal regulations that significantly affected the banking business and the exchange system.

Listed below are some of the measures adopted by the Government that have been enacted at the date of issue of these consolidated financial statements that affected or will affect the Bank’s economic and financial position.

Foreign exchange system

By Decree 260 (Exchange Regime) on February 11, 2002 a single free exchange market system was established, through which all transactions involving the exchange of foreign currency were traded at a freely agreed exchange rate, observing the requirements subsequently laid down by the Argentine Central Bank. Communication “A” 3471, complementary regulations and amendments established the necessary regulations for that market.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Loans in foreign currency

Under the terms of Law 25561, Decree N° 214 and complementary rules and amendments, loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos according to the following guidelines:

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

Those measures required the application of CER (stabilization reference coefficient) or CVS (salary variation coefficient), from February 3, 2002 and October 1, 2002, respectively, to the loans granted to the non-financial private sector and to the non-financial public sector plus a fixed interest rate, depending on the type of operation. CVS indexation was discontinued in April 2004.

Deposits in foreign currency

Deposits in U.S. dollars or other foreign currencies in the financial system have been converted to pesos at the exchange rate of $ 1.4 per US$ 1. It was also established that financial institutions were to return such deposits in pesos. A reference stabilization index (CER) and a minimum interest rate was applied to these deposits. Subsequently, owners of deposits were granted the possibility of opting to exchange those deposits for foreign and peso denominated government securities, by means of advances to financial institutions for them to be able to meet exchange costs.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, which was originally scheduled to last until December 10, 2003, and later extended until December 10, 2004.

On May 15, 2002, the National Congress passed Law 25589, which amended the Bankruptcy Law. Law 25589 allows creditors to acquire the share package of the debtor company, suspends the term for the foreclosure of guarantees for 180 calendar days, reduces the exclusivity period for debtors to make creditors offers and implements the out-of-court reorganization plan (APE).

On January 17, 2005, Law 13302 of de province of Buenos Aires was enacted, establishing that foreclosures of mortgages on real estate properties intented for sole family dwelling will be suspended for 180 business days within the jurisdiction of that Province, provided that their current tax value does not exceed Ps. 90,000. Furthermore, this provincial law establishes that the above-mentioned suspension of foreclosure on sole family dwellings whatever the origin of the obligation, will be extended to one (1) year in the case of unemployed borrowers at the date of enactment of the law.

Mortgage refinancing system

On November 6, 2003, Law 25798, regulated by Decree N° 1284/03, established the creation of a system for the refinancing of mortgage loans and of a restructuring unit for the purpose of analyzing loans arranged prior to the application of the Convertibility Law 23928.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

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

On October 26, 2004, the Supreme Court of Justice of the Nation ruled on a case that claimed reimbursement of a deposit in its original currency, confirming with the votes of five of its members the conversion to pesos of deposits at $1.40 per US dollar, adjusted by applying the CER.

Conversion of provincial public debt

By Decree 1579/02, the Executive Branch established that the Trust Fund for Provincial Development was to assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. This Fund, through Banco de la Nación Argentina, in its capacity as trustee, issued Secured Bonds to offer them as payment of the debt held by the provinces with banks and financial institutions.

Financial System Restructuring Unit

On May 22, 2003, the Executive Branch issued Decree N° 1262 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero), which has been designed to define the strategy for the restructuring of the financial system. At the date of these financial statements, the Bank has complied with the requirements of that Unit.

Compensation granted by the National Government to financial institutions.

(i) Asymmetric pesification

Through Decree 905, the Government established the issuance of “National Government Compensating Bonds” to compensate financial institutions for the negative effects on their equities of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned regulations.

The Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

•	National Government Compensating Bond in US dollars, due 2012: compensating bond - difference between assets and liabilities converted into pesos at Ps. 1.00, for the exchange rate difference of Ps. 0.40, converted into pesos at the Ps. 1.40 =US$ 1 rate: US$ 374,713 (consolidated amount).

•	National Government Hedge Bond in US dollars, due 2012. Hedge Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$ 845,663 (consolidated amount).

In September 2002 the Argentine Central Bank credited BODEN 2012 for US$ 356,015 (consolidated amount).

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On June 23, 2005, BACS Banco de Crédito y Securitización SA made a filing before the Central Bank requesting a revision of the calculation of the compensatory bonds.

On August 1, 2005 a filing was made before the Central Bank agreeing to the amounts of BODEN verified by the Superintendency of Financial and Exchange Institutions and expressing that, subject to their effective crediting and delivery, the Bank is fully, solely and finally compensated for the events set forth in Sections 28 and 29 of Decree 905/02, and therefore waives any future claim for such reasons.

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

(ii) Asymmetric indexation

Law 25796, regulated by Decree 117/04, established a mechanism for compensating financial institutions for the effects generated by the application of the Salary Variation Index (CVS) to some of their assets, and the Reference Stabilization Index (CER), to some of their liabilities.

On May 3, 2004, Ministry of Economy and Production Resolution N° 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of “peso-denominated National Government Bonds accruing interest at variable rates and due 2013” to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

On May 18, 2004, the Bank submitted letter N° 194 informing the Central Bank that it will not adhere to this regime, and stating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and expressly reserving its right to seek relief.

As of June 30, 2005 and 2004, the Bank has recorded the effects of the compensation for asymmetric pesification as a positive contingency in memorandum accounts for Ps. 81,645 (for both periods).

Rehabilitation and regularization plan

Through resolution N° 213/02, the Board of Directors of the Argentine Central Bank requested Banco Hipotecario SA to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of the Bank.

By means of Resolution N° 269 of the Superintendent of Financial and Exchange Institutions, on October 27, 2004 the Regularization and Rehabilitation Plan submitted by the Bank as required under BCRA Board Resolutions Nos. 213/02 and 227/03 was deemed to have been duly fulfilled.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Treatment of assistance granted by the BCRA

On May 3, 2005, the Bank repaid in advance all the assistance loans granted by the BCRA, as envisaged in Decrees Nos. 739/03 and 1262/03. The total amount paid was Ps. 233,487, including principal, CER and interest.

Situation of the Bank

The Public Emergency and Foreign Exchange reform Law 25561 had significant impact on the Bank. The Bank’s assets originally denominated in foreign currency that were “pesofied” amounted to Ps. 4,506.7 million (83.4% of total assets denominated in foreign currency), whereas only 20.2% (or Ps. 892.9 million) of its total liabilities were pesofied. The principal US dollar or foreign currency equivalent assets including in the “pesofied” process were: i) post restructuring individual and construction mortgage loans, ii) Public sector loans, iii) Financial sector loans, iv) loans in trust pending securitization, v) certain Argentine government bonds, and vi) Certificates of participation and bonds in mortgage trusts. The interest rates on virtually all the Bank’s “pesofied” assets and liabilities were indexed to either CVS or CER.

This crisis has severely impacted the Bank’s liquidity to the extent that cash from operations has proved to be insufficient to cover both its operating costs and its debt service. Given the effects of the Argentine economic conditions the Bank was unable to meet its foreign currency obligations as they became due.

The “pesification” of the Bank’s assets created a substantial currency mismatch with its non –”pesofied” foreign currency debt. The Hedge Bonds to be issued by the Argentine Government are designed to eliminate this currency mismatch. However, the Hedge Bonds yield approximately 2% whereas the Bank’s foreign currency liabilities yield approximately 10%. In addition, the Hedge Bonds will be funded by peso-denominated Argentine Central Bank debt bearing interest at CER plus 2%.

As a result, on August 15, 2002 the Board of Directors resolved to start a debt restructuring plan comprising the Bank’s obligation in Bonds and loans received from foreign banks and entities.

On January 14, 2004 the Bank concluded its debt restructuring process in which approximately US$ 1,208.4 million principal amount of bonds and bank debt was restructured. Completion of the transaction was a significant step forward inasmuch as in aligns the Bank’s principal and interest payments with its cash flow and attains a manageable debt profile.

Consummation of the debt restructuring has enabled the Bank to regain some of its financial stability and has improved its financial condition. The Bank also has fully hedged its foreign currency obligations and achieved a liability structure with an average life in excess of six years.

Finally, the Bank made progress in the implementation of its business diversification initiatives, including: I) an increase in loan products and lines of business and ii) development of new products, like credits cards (VISA) and pledge loans.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

3.	Comprehensive financial debt restructuring

Due to the economical and social situation described in Note 2 and its impact on the financial system, on August 15, 2002 the Board of Directors of the Bank resolved to start a debt restructuring plan comprising the Bank’s obligations of approximately Ps. 2,849,254 and of approximately Ps. 889,551 of loans received from foreign banks and other entities, both balances at December 31, 2003.

As of August 16, 2002, following the Board’s resolution the Bank postponed the servicing of the debt until a successful restructuring is completed. The Bank reported the event to the Argentine Central Bank, the CNV and the Buenos Aires Stock Exchange on August 16, 2002.

On August 14, 2003, the Bank launched an Offering involving all its series of negotiable obligations and total bank debt.

On December 29, 2003 the term for receiving exchange offers expired and the Bank accepted all existing validly offered securities in view of compliance with the conditions for the Bank’s exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, this debt was settled.

The total final principal on validly offered securities existing at December 29, 2003 was Ps, 2,662,242, representing approximately 93% of the total principal on the outstanding securities existing at that date.

Of a total principal amount of Ps. 889,551 on the bank debt existing at December 29, 2003, 100% participated in its simultaneous restructuring.

At December 31, 2003, the Bank had recorded i) the positive impact of the reductions in principal amounts in the “Gain on restructuring of negotiable obligations” and “Gain on restructuring of financial loans” lines, for Ps. 231,998 and Ps. 254,404, respectively, under the Financial Income caption, ii) the lower interest for Ps. 209,280 accrued in fiscal 2003, adjusting the Financial Expenses caption, iii) the lower interest for Ps. 88,016 accrued in fiscal 2002, in the Miscellaneous Profits caption, and iv) set up a provision for Ps. 59,271 for the Stock Appreciation Right (“StARS”) covenant included in the negotiable obligation and mid-term secured facilities issue indenture.

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. The only purpose of the Trust is to secure interest payments and repayment of principal due on the restructured guaranteed financial debt, and its assets shall consist exclusively of BODEN, loans guaranteed by the government and their proceeds.

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. As of June 30, 2005, the face value of the obligations exchanged amounted to US$ 7,022 and Euro 8,514.

At the date of these financial statements, the Bank had honored the Secured Debt amortization installments according to the contractual terms.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.	Exposure to the Public Sector

As of the June 30, 2005, the Bank maintains Ps. 4,795,711, in government-related assets:

a)	Government securities for Ps.532,554, ( BODEN 2012 Ps.71,095, BODEN 2007 Ps.40,369, BODEN 2008 Ps.75,841, BOCON PRE 8 Ps.41,800, BOGAR Ps.226,040, BOCON PRO 12 Ps.19,708, BOCON PRE V Ps. 263, BOCON PRO VII 240, BODEN 2014 Ps. 5,447, PAR BONDS 2038 Ps. 7,009, DISCOUNTS BONDS 2033 Ps. 44,742).

b)	Government-secured loans by the National Government for Ps. 733,926, which were originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market.

c)	Loans to the provincial and municipal governments for Ps. 126,490.

d)	Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps. 2,604,630 pursuant to Sections 28 and 29 of Decree 905/02.

e)	Other receivables from financial transactions for Ps. 191,935 corresponding to BODEN 2012 under the Repo transaction with DePfa Investment Bank Ltd.

f)	Miscellaneous receivables for Ps. 606,176 corresponding to assets transferred to the trust that holds the collateral for the bonds and secured facilities derived from the debt exchange, of which Ps. 9,616 correspond to Government-secured loans and Ps. 477,780, to BODEN 2012, and BODEN 2012 deposited as collateral for currency swap transactions for Ps. 118,780.

As of June 30, 2005, the Bank has Ps. 2,042,362 in advances granted by the BCRA to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

The net exposure to the Public Sector, without considering liquid assets in accounts opened at the BCRA, amounts to Ps. 2,749,497 and Ps. 2,582,435 at June 30, 2005 and 2004, respectively.

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

On January 30, 2004, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

In view of the above, the Bank’s high exposure to the National Public Sector must be considered in the light of the liabilities assumed with the BCRA.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

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

Trading Securities are marked to market, at the Buenos Aires Stock Exchange spot quotation, and any difference between book value and their market value is recognized as a gain or loss in the consolidated income statement. Investment securities are carried at acquisition cost plus accretion of discount or amortization of premiums, and accrued interest, as applicable.

The BODEN US$ 2012 government securities received as compensatory bonds are classified as “Investment Securities” and are recognized at their technical value (par value), in accordance with the rules issued by the BCRA. At the end of each twelve-month period, the technical value of those securities increases on the basis of interest accrued under the issue terms and conditions. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

The Bank has recorded Secured Bonds (“BOGAR”) issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at present value as required by the BCRA.

Discount Bonds exchanged for sovereign debt have been stated at the lower value arising from comparing the aggregate nominal cash flow until maturity, under the issue conditions of the new securities, to the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds.

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

Secured loans were valued until February 28, 2003 according to their origin as i) received in exchange for Argentine government securities, in line with Decree 1387/01, have been valued at the ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), maintaining for such purpose the value at which those

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

government securities had been recorded in investment accounts, ii) received in exchange for government securities accepted for the repayment of non-performing loans, have been valued at the higher of their face value less the related allowance for loan losses or their market value. The gain arising from the difference between the face value of the secured loans received and the value at which those exchanged securities had been recorded in investment accounts or the carrying value, as the case may be, accrues on a straight-line basis during the term of those loans. Secured Loans originally denominated in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of Ps. 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments, the CER having been applied to the amount of those loans as from February 3, 2002.

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

Until 2004, the Bank recognized a return of 9% per annum (“the reference rate”) on certain of its Pre-Restructuring Loans (“Pre-Restructuring Loans” refers to individual and construction project mortgage loans extended through 1989, additional construction project mortgage loans advanced under commitments existing in 1989 and individual loans extended for the purchase of housing units in such construction projects). However, the cash interest payable by customers as a component of the monthly mortgage loan installments is sometimes less than the reference rate. The difference between the reference rate and the cash interest payable on the monthly loan installments is capitalized and added to the principal of the related loan balances and is recorded in financial income under “Interest on loans and other receivables from financial transactions” in the accompanying consolidated statements of income. The increased interest rate and the recovery of the capitalized interest result in increasing

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

monthly loan installments over time for affected borrowers. At June 30, 2004 the Bank maintains a minimum numbers of loans in this situation.

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

Interest is recognized on a cash basis on loans past-due for more than 90 days after reducing the balance of accrued interest.

5.6.	Derivative Financial Instruments

During the twelve-month period ended June 30, 2004, the Bank entered into foreign currency swaps to manage its foreign exchange rate risk on foreign currency denominated borrowings (other than US dollar). The Bank recognizes a receivable and payable at the time of the agreements, which reflect the amount of currencies to be exchanged at the closing date. The foreign currency -denominated receivable and payable arising from the swaps and the foreign currency-denominated borrowing are valued at face value plus interest accrued at the exchange rate outstanding at each period-end.

On March 5, and October 29, 2004, the Bank with Deutsche Bank AG and Credit Suisse First Boston executed currency swap contracts (Cross Currency Swap) for Euros 150,000 thousands and Euros 100,000 thousands, respectively. The purpose of these transactions is to reduce variations in the Bank’s results generated by the volatility of the Euro quotation, in view of the net liability position of that currency. Both transaction are secured by BODEN 2012.

On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 438,870 adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a principal of US$ 150,000.

On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston as a hedge for its liability exposure to CER index-adjustable peso denominated obligations. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps.87,537 adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a principal of US$30,000.

The purpose of these transactions is to reduce the volatility of the Bank’s results derived from variations in the CER index, in view of the net liability position of CER-index adjustable instruments held by the Bank. Both transaction is secured by BODEN 2012.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On May 23, 2005, the Bank purchased a gold sales option involving 495 contracts of 100 ounces each, for a 180-day term and at a strike price of 400 U.S. dollars per gold ounce, recorded at fair market value, under Argentine Banking GAAP.

5.7.	Securitizations of Loans

The Bank recorded the transfer of US dollar-denominated and peso-denominated mortgage loans to a mortgage trust and the issuance of mortgage bonds as a sale and recorded its retained interest in the securitization trusts at their principal amounts. Retained interests relating to certificates of participation are adjusted monthly for the net results of the Bank’s equity in the trusts. A gain or loss was recognized for the difference between the cash proceeds received and the principal balance of mortgage loans underlying the mortgage bonds sold. Servicing assets or liabilities were not recognized at the time of sale.

Financial trust debt securities have been stated at face value, index-adjusted applying the CER, where applicable, plus interest accrued until the end of the period or year, as the case may be.

5.8.	Reserve for Loan Losses

Reserves for loan losses established at June 30, 2005 and 2004, cover the minimum reserves required by the Argentine Central Bank, which consist of the debtors payment capacity and cash-flows analysis for commercial loans and clients aging for consumer loans, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund, including the extraordinary contribution to that fund and the changes in certain estimates related to the loan portfolio.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of the individual project financed by the Bank.

Since 2000, the Bank has adopted a policy with regards to reserves for restructured individual loans. In general terms, this policy consists in the following:

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

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

d.	Those loans that had been charged off, according to c. above, and which had been restructured and are still performing, are re-recorded as asset if no delinquency greater than 30 days is showed during the next six months.

As a result of the policies adopted, and in line with Argentine Central Bank rules, at June 30, 2005 and 2004 the Bank has recorded in memorandum accounts of Ps. 980,879 and Ps. 907,685, respectively, for loans charged off from the Bank’s assets three months after the date on which those loans were fully covered by 100% reserved.

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

The Bank has executed various financial trust agreements under which it has transferred the fiduciary ownership of certain of its mortgage loans to other financial entities as trustees for the benefit of trust. Once the mortgage loans have been transferred, the trust fund issues the corresponding debt securities and participation certificates and remits the proceeds to the Bank. The Bank may also retain an ownership interest in the trust in the form of securities or participation certificates.

These receivables, corresponding to pesofied mortgage loans registered in the name of the trustee, are recorded as an asset of the Bank as the trustee had not issued the corresponding securities and the Bank maintains the dual roles of trustor and sole beneficiary.

All the loans in trust at June 30, 2005 are held in a trust where the Bank is the only beneficiary and are not intended to be securitized

5.11.	Investments in Other Companies

Investments in Other Companies include equity investments in companies where a minority interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists.

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the bank’s share of the net book value of the investee.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2005 and 2004 investments in other companies include:

Company	Ownership Interest %	Basis of accounting
BHN Inmobiliaria SA	99.99%	Equity method
Mercado Abierto Electrónico SA	0.50%	Cost method
ACH SA	1.00%	Cost method

Although the Bank’s holds the controlling interests in BHN Inmobiliaria SA, this company’s financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by Banco Hipotecario SA.

5.12.	Bank Premises and Equipment and Miscellaneous Assets

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

The cost of maintenance and repairs of these properties is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

The Bank has recorded under “Miscellaneous assets” - properties received in lieu of payment. These assets are initially recognized at fair value and subsequently, adjusted for inflation (as described in Note 1.d), and depreciation. Depreciation of Miscellaneous assets is also computed under the straight-line method over the estimated useful of the related assets.

5.13.	Intangible Assets, Net

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

On January 29, 2004, the Bank entered into a transaction as a partial hedging for the Stock Appreciation Right clause (“StARS”) included in the issuance of the Medium-term Secured Facility (Note 3). This transaction involves the purchase of 7,110,000 Class D ordinary shares in Banco

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Hipotecario SA for US$17,519 thousand. The Bank recognized the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end.

During March 2004, the Bank executed a sale contract with DePfa Investment Bank Ltd. to repurchase bonds and Banco Hipotecario’s loans, by financing 50% of the eligible instruments purchase price. As of June 30, 2005 the Bank has recorded the payable with DePfa Investment Bank Ltd. and its accrued interest in “Other liabilities from financial transactions”

In order to match its assets and liabilities denominated in foreign currency and adjustable by the CER index, on August 1, 2005 the Bank entered into a repo transaction with Deutsche Bank AG, for a par value of US$ 16,700 involving Ps. 44,000 in BOGAR 2018. This transaction accrues interest at 180-day LIBOR plus 1.2% and matures on August 3, 2007.

In addition, for the same purpose, on August 2, 2005, the Bank entered into a repo transaction with DEPFA Investment Bank Ltd, for a par value of US$ 9,000 in BODEN 2012, at a market value of 78%. This transaction accrues interest at 180-day LIBOR plus 1.4% and matures on May 2, 2007.

5.15.	Minority interest

The breakdown of supplementary equity interests recorded in “Minority interests” in the accompanying consolidated balance sheets is as follows:

	%		Pesos
BHN Sociedad de Inversión SA	0.	01%	Ps.	1
BACS Banco de Crédito y Securitización SA	30.	00%	Ps.	30,235
Total			Ps.	30,236

5.16.	Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2005, 2004 and 2003, the corporate tax rate was 35%. The Bank does not recognize deferred income taxes.

5.17.	Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of Statement of Financial Accounting Standards N° 95: Statement of Cash Flows (“SFAS N° 95”). SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect with the inflation adjusted financial statements. The effect of inflation and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item “Monetary loss”, and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks”.

5.18.	Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

assets and liabilities as of the financial statement dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include those required in the accounting of the reserve for loan losses, the reserve for contingencies and the fair value of derivative instruments. Since management’s judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which would have a positive or negative effect on future period results.

5.19.	Advertising expenses

The Bank expenses advertising expenses as incurred. Advertising expenses were approximately Ps. 7,217, Ps. 2,680 and Ps. 583 for the twelve month periods ended June 30, 2005, 2004 and 2003.

5.20.	Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff. The disbursements in respect thereof are charged to the results for the year in which they occur.

5.21.	Reclassifications

Certain balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2005 presentation.

6.	Summary of differences between Argentine Banking GAAP and Argentine GAAP

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

6.1.	Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2005 and 2004, the Bank carries the government securities received and to be received in the “Government Securities – holdings in investment accounts” and “Other Receivables for financial transactions” captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

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

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

events, it is probable that the Bank will be unable to collect all amounts due according to the terms of the agreements.

c) Accounting for income taxes

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, income tax must be recognized according to the deferred tax method and, therefore, deferred tax assets or liabilities based on temporary differences must be recognized.

d) Secured loans, government and other similar securities

In view of Decree N° 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National State national government securities (classified and valued as “Investment accounts”, according to the criteria established by the BCRA) for national secured loans which, at June 30, 2005 and 2004 were recorded under “Loans to the Public Sector”. Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at June 30, 2005 and 2004 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by the BCRA, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under Argentine GAAP, at June 30, 2005 and 2004 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

e) Valuation at equity value

For purposes of calculating the equity value, under Argentine GAAP, the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criteria that differs from Argentine Central Bank regulations. Under Argentine GAAP, the same valuation criteria is also to be applied to all subsidiaries.

f) Derivatives

Currency swap transactions carried out as a hedge for the Bank’s exposure to CER index-adjustable peso denominated liabilities, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities. This criterion differs from Argentine GAAP.

6.2.	Additional disclosure requirements

There are certain disclosure requirements established by Argentine GAAP, such as earnings per share and disclosures about segment information, that differ from what is required under Argentine Banking GAAP by Circular CONAU 1.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

7.	Restricted Assets

In view of the commitments undertaken under the Bank’s external debt exchange offer (Note 3), a trust was created under Argentine law by means of a Trust Agreement entered into by and between the Bank and ABN AMRO BANK, Argentine Branch. At June 30, 2005 and 2004, BODEN 2012 for Ps. 477,780 and Ps. 794,169 and the yield there on and National Government Secured Loans for Ps. 9,616 and Ps. 59,835, respectively had been transferred to the trust. These guarantees have been recorded in “Miscellaneous Receivables”.

At June 30, 2005 and 2004, the Bank has deposited BODEN 2012 for Ps. 118,780 and 38,235 as collateral for the currency swap transactions.

At June 30, 2005 the “Miscellaneous Receivables” caption includes shares securing call options written for Ps. 12,340.

As of June 30, 2005, although the financial assistance received from the Argentine Central Bank has been repaid, the collateral given as security for such assistance has not been released. The collateral consists of a first ranking lien on the credit assets derived from the (7%) fixed-rate guaranteed loan agreement due 2011 for approximately Ps. 237,754 par value. Therefore, the balances representing such potential rights have been recorded in memorandum accounts. As of June 30, 2004 the collateral granted amounted to Ps. 491,041.

Additionally, BACS Banco de Crédito y Securitización SA (Consolidated Company) carries certificates of participation in the BACS II Financial Trust and BACS Funding I Mortgage Trust as collateral for the financing line held with International Finance Corporation (IFC).

8.	Privatization

In accordance with The Privatization Law under which the Bank became a private company, until August 2007, the Bank will (i) continue to provide residential mortgage financing on a geographically balanced basis in Argentina; (ii) make available 10% of the Bank’s housing construction credit lines for housing in districts with populations of less than 50,000; and (iii) maintain a special reserve funded from 2% of the cash interest collected on its housing loans to subsidize the repayment of loans for borrowers adversely affected by emergency economic conditions.

Additionally, the Privatization Law preserved the right of the Bank to conduct its insurance activities without being subject to the supervision of the Argentine Superintendency of Insurance (the “Insurance Superintendency”). However, the Bank is required to comply with certain reserve requirements of the Insurance Superintendency.

On February 2, 1999, Banco Nación as trustee of the Fondo Fiduciario Federal de Infraestructura Regional (“FFFRI”) made a combined public offering of 42,000,000 Class D shares in American Depositary Shares (“ADS”) form and ordinary form and 270,000 options, each representing the right to purchase 100 ADSs from FFFRI. Investors must acquire a minimum number of ADSs in order to be eligible to be allocated options. The options were exercisable at any time after February 2, 2000 up to and including February 2, 2004. A total of 13,616,606 Class D shares and 61,289 options, each representing the right to purchase 100 ADSs, were sold in Argentina with the authorization of the CNV and 28,383,394 ADSs, each representing one Class D share and 208,711 options, each representing the right to purchase 100 ADSs, were sold in the international capital markets in reliance on Rule 144 A under the United States Securities Act of 1933, as amended. Prior to the offering, all shares were under

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

the ownership and control of the Argentine government. The Bank received no proceeds from this offering and will not receive any proceeds from the exercise of the aforementioned options.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 certain holders of those options acquired 17,909,500 class D shares.

9.	Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2005		2004
Held-for-investment- Quoted
Boden 2012- compensating bond (US$)	Ps.	55,705	Ps.	86,540
Boden 2012- prepayment loans (US$)		—		59,696
Trading
- Quoted
Argentine government bonds (Pesos)		224,185		43,581
Argentine government bonds (US$)		15,390		13,895
Corporate equity securities (Pesos)		7,960		4,712
Argentine Central Bank bills - Lebacs (Pesos)		155,450		124,329
Corporate equity securities (US$)		27,665		734
- Unquoted
National and Guaranteed government bonds (Pesos)		237,275		164,943
National government bonds (US$)		—		34,549

Total	Ps.	723,630	Ps.	532,979

10.	Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

•	Public Loans – loans to National Government and Provinces

•	Mortgage loans

•	Construction project loans - loans made to various entities for the construction of housing units

•	Individual residential mortgage loans - mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

•	Other loans - certain financial and non-financial sector loans including loans to credit cardholders and to individuals

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2005		2004
Non-financial public sector	Ps.	558,104	Ps.	522,231
Financial sector		9,546		588
Non-financial private sector
With preferred guarantees (a)		1,554,853		1,697,959
With other guarantees		374,003		210,192
Accrued interest receivable		326,517		253,537
Reserve for loan losses (see Note 11)		(258,372)		(327,082)

Total	Ps.	2,564,651	Ps.	2,357,425

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.

11.	Reserve for loan losses

The activity in the reserve for loan losses of the Bank for the periods presented is as follows:

a)	Loans:

	June 30,
	2005		2004
Balance at beginning of period	Ps.	327,082	Ps.	518,452
Provision/(recovery) charged to income (1)		4,502		(13,573)
Loans charged off		(73,212)		(177,797)

Balance at end of period	Ps.	258,372	Ps.	327,082

(1)	Recovery is included in Miscellaneous income as of June 30, 2004.

b)	Loans in trust:

	June 30,
	2005		2004
Balance at beginning of period	Ps.	40,732	Ps.	27,999
Provision charged to income		12,197		12,733
Prior reserve reversed		34		—

Balance at end of period	Ps.	52,963	Ps.	40,732

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

12.	Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2005		2004
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	3,053,770	Ps.	3,078,117
Unsecured guarantees		1,469,213		1,125,748

Subtotal		4,522,983		4,203,865
Less: Reserve for loan losses		(52,963)		(40,732)

Total	Ps.	4,470,020	Ps.	4,163,133

Miscellaneous other receivable from financial transactions for the periods indicated is as follows:

	June 30,
	2005		2004
Class B subordinated mortgage-backed bonds		117,794		88,530
Certificates of participation BHN II		27,113		21,361
Certificates of participation BHN III		9,174		9,323
Certificates of participation BHN IV		—		1,041
Certificates of participation BACS II		38,341		38,730
Certificates of participation BACS Funding I		14,745		16,978
Certificates of participation BACS Funding II		5,806		6,826
Certificates of participation CHA I		8,869		6,672
Certificates of participation CHA II		5,076		—
Certificates of participation CHA III		7,320		—
Certificates of participation CHA IV		5,599		—
Bonds		221,231		234,743
Treasury shares receivable (See Note 5.14)		99,540		51,192
Other		58,220		129,396

Total	Ps.	618,828	Ps.	604,792

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

13.	Miscellaneous receivables, net

Miscellaneous receivables, net are comprised of the following for the periods indicated:

	June 30,
	2005		2004
Withholdings, credits and prepaid income tax	Ps.	6,048	Ps.	5,259
Receivables from governmental entities		3,823		7,896
Recoverable expenses, taxes, and advances to third parties		12,439		11,699
Bank correspondents		513		2,615
Guarantee deposit (1)		606,176		863,119
Presumptive minimum income – Credit tax (Note 27)		25,107		—
Receivables from master servicing activities		5,963		6,276
Directors fees		20,292		—
Other Directors fees		6,802		4,768
Other		51,027		80,128

Subtotal		738,190		981,760
Less: Reserve for collection risks		(22,054)		(23,679)

Total	Ps.	716,136	Ps.	958,081

(1)	As of June 30, 2005 and 2004 guarantee deposits comprised mainly BODEN 2012 granted as collateral to: i) Ps. 118,780 and Ps. 38,235 deposit securing financial agreements, respectively, and ii) Ps. 487,396 and Ps. 819,678 deposit securing ABN AMRO BANK trust (Guaranteed Bond), respectively.

14.	Bank Premises and Equipment, net and Intangible Assets, net

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2005		2004
Land and buildings	Ps.	99,278	Ps.	99,278
Furniture and fixtures		15,062		14,384
Machinery and equipment		40,361		38,853
Other		4,447		3,202
Accumulated depreciation		(69,241)		(62,287)

Total	Ps.	89,907	Ps.	93,430

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2005		2004
Third parties fees, re-engineering, restructuring and capitalized software costs		7,560		4,022

Total	Ps.	7,560	Ps.	4,022

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

15.	Miscellaneous assets, net

Miscellaneous assets, net consists of the following as of the end of each period:

	June 30,
	2005		2004
Properties to be sold	Ps.	21,346	Ps.	26,430
Assets leased to others		9,475		9,526
Other		1,947		4,398
Accumulated depreciation		(9,193)		(12,091)

Total	Ps.	23,575	Ps.	28,263

16.	Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2005		2004
Legal Contingencies (1)	Ps.	102,461	Ps.	101,135
Incurred but not reported and pending insurance claims (2)		10,219		9,428
Contingency risks (3)		122,910		75,276
Tax Provision		9,973		10,360
Other		4,870		4,937

Total	Ps.	250,433	Ps.	201,135

(1)	Includes legal contingencies and expected legal fees to be incurred.

(2)	As of June 30, 2005 and 2004, it is comprised of: technical commitments for Ps. 886 and Ps. 712 (pending risks for Ps. 886 and Ps. 712, without generating charges against the reserve for insufficient premiums), Debts to insured for Ps. 1,830 and Ps. 1,516 (outstanding claims for Ps. 918 and Ps. 904, IBNR for Ps. 314 and Ps. 14, and Reserves for FFAA claims for Ps. 598 and Ps. 598) and Allowances for Ps. 7,503 and Ps. 7,200 (Catastrophe allowance).

(3)	Comprised of: Ps. 74,271 and Ps. 59,271 under the Stock Appreciation Rights (StARS) clause; Ps. 30,215 relating to the profit-sharing and stock appreciation compensation plans and Ps. 18,424 and Ps. 16,005 of Provision for early retirement, in all cases as of June 30, 2005 and 2004.

17.	Other Liabilities from Financial Transactions - Argentine Central Bank

The amounts outstanding corresponding to the Argentine Central Bank debt and advances, as of the end of twelve month periods are as follows:

	June 30,
	2005		2004
Advances to be incurred for the acquisition of National government bonds in U.S. Dollars (1)	Ps.	2,042,362	Ps.	1,808,500
Financial assistance granted by Argentine Central Bank (2)		—		385,046

Total	Ps.	2,042,362	Ps.	2,193,546

(1)	Advance for the purchase of the hedge bond accrued interest plus CER was Ps.858,341 and Ps.652,659 at June 30, 2005 and 2004, respectively. The maturity of this advance will be determined when the Hedge Bond is received. Includes CER plus interest at 2% until February 3, 2003.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(2)	See Note 2 “Treatment of the assistance granted by the Argentine Central Bank”. As of June 30, 2004 advances includes CER plus interest at 3.50%.

18.	Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

	Due date	June 30,
Description		2005	2004
Warehousing Credit Line Agreement with IFC	2005	—	24,543
Secured facility in pesos	2010	—	68,491
Secured facility in US dollars	2010	141,464	169,040
Long-term facility in US dollars at a fixed rate	2013	—	74,318
Long-term facility in US dollars at floating rates	2013	17,403	17,824
Loan granted by CSFB	2005	187,902	—
Loan granted by Deutsche Bank	2006	57,816	—
Loan granted by Deutsche Bank	2006	86,724	—
Interbank loans in pesos	2005	51,532	—

Total		542,841	354,216

Due date of the loans are as follows as of June 30, 2005:

June 30, 2006	Ps.	320,827
June 30, 2007		110,301
June 30, 2008		23,577
June 30, 2009		26,477
June 30, 2010		26,477
Thereafter		35,182

Total	Ps.	542,841

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

19.	Other Liabilities from Financial Transactions - Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

	Date of issue	Date of Maturity	Annual interest rate	June 30,
				2005	2004
EMTN (CHA)
Series III (US$ 100,000)	07/08/96	07/08/06	10.625%	2,044	2,093
GMTN
Series I (US$ 300,000)	17/04/98	17/04/03	10.000%	34,811	37,930
Series IV (US$ 175,000)	03/12/98	03/12/08	13.000%	1,561	1,599
Series VI (US$ 135,909)	15/03/99	15/03/02	12.250%	1,963	2,010
Series XVI (US$ 125,000)	17/02/00	17/02/03	12.625%	29,547	30,916
Series XVII (EURO 100,000)	27/03/00	27/03/02	9.000%	2,513	2,617
Series XXII (EURO 100,000)	18/10/00	18/10/02	8.750%	635	688
Series XXIII (EURO 150,000)	06/02/01	06/02/04	10.750%	20,562	21,898
Series XXIV (US$ 107,000)	15/03/02	15/03/05	9.000%	17,683	20,425
Series XXV (EURO 165,700)	15/03/02	15/06/05	8.000%	20,166	21,257
Guaranteed bond (US$107,941)	15/09/03	03/08/10	Libor + 2.5%	148,395	266,309
Long term bond (US$449,880)	15/09/03	01/12/13	3.0 – 6.0%	1,142,317	1,333,661
Long term bond (EURO 278,367)	15/09/03	01/12/13	3.0 – 6.0%	923,620	994,390

				2,345,817	2,735,793

The contractual maturities of bonds are as follows as of June 30, 2005:

Past due (*)	Ps.	131,485
June 30, 2006		24,733
June 30, 2007		24,733
June 30, 2008		24,733
June 30, 2009		368,918
June 30, 2010		368,918
Thereafter		1,402,297

Total	Ps.	2,345,817

(*)	Includes debtors which not accepted the restructuring process, all are considered Past due.

20.	Prepayment of financial debt

During the twelve month period ended June 30, 2005 the Bank repurchased negotiable obligations and debt, according to the following detail:

1)	Guaranteed Bond (US$) for a face value of US$ 21,476.

2)	Long-Term Bond (US$) for a face value of US$ 32,824.

3)	Long-Term Bond (Euro) for a face value of Euros 9,238.

The gain on these transactions has been recorded under Financial Income.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

21.	Securitization of mortgage loans

During 1996, 1997, 2000, 2001, 2002, 2004 and 2005, the Bank established twelve separate mortgage trusts (BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust BHSA I 2002 Mortgage Trust, CHA I Financial Trust, CHA II Financial Trust, CHA III Financial Trust and CHA IV Financial Trust) under its US securitization program and “Cédulas Hipotecarias Argentina – program”. For each mortgage trust, the Bank transfers a portfolio of mortgages originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgages and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage loans conveyed to the trusts are no longer recorded as assets of the Bank.

22.	Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2005		2004
Sundry creditors:
Accrued fees and expenses	Ps.	19,171	Ps.	23,249
Unallocated collections		11,486		7,257
Loan guarantee funds		19		30
Withholdings and taxes payable		7,882		2,385
Other		4,796		5,575

Total	Ps.	43,354	Ps.	38,496

Other:
Directors accrued fees	Ps.	6,773	Ps.	4,701
Payroll withholdings and contributions		2,901		1,885
Other		938		465

Total	Ps.	10,612	Ps.	7,051

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

23.	Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2005		2004		2003
Loan servicing fees from third parties	Ps.	2,055	Ps.	2,701	Ps.	3,264
Commissions from FONAVI		3,041		2,916		2,938
Other (1)		26,766		1,634		1,181

Total	Ps.	31,862	Ps.	7,251	Ps.	7,383

(1)	Includes Ps. 22,786 as of June 30, 2005 of Commissions for technological services (MSI).

Other income from services is comprised of the following for each period:

	June 30,
	2005		2004		2003
Reimbursement of loan expenses paid by third parties	Ps.	9,137	Ps.	16,134	Ps.	18,695
Other		2,665		1,351		11,593

Total	Ps.	11,802	Ps.	17,485	Ps.	30,288

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2005		2004		2003
Structuring and underwriting fees	Ps.	4,978	Ps.	14,089	Ps.	23,201
Retail bank originations		257		364		631
Collections		216		197		521
Banking services		7,002		9,093		6,141
Commissions paid to real state agents		859		222		65

Total	Ps.	13,312	Ps.	23,965	Ps.	30,559

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

24.	Other Miscellaneous Expenses

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2005		2004		2003
Depreciation of miscellaneous assets	Ps.	438	Ps.	637	Ps.	687
Gross revenue tax		889		400		107
Other taxes		2,519		3,027		989
Equity in net loss of affiliates		—		—		2,863
Loss on sale and impairment of premises and equipment and miscellaneous assets		—		16,531		783
Benefits prepayments		1,725		8,179		51,787
Other		7,751		8,519		5,258

Total	Ps.	13,322	Ps.	37,293	Ps.	62,474

25.	Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

Assets:
Cash and due from banks	Ps.	217,920
Government and corporate securities		98,761
Loans		93,427
Other receivables from financial transactions		3,974,664
Miscellaneous receivables		598,667

Total as of June 30, 2005	Ps.	4,983,439

Total as of June 30, 2004	Ps.	4,901,112

Liabilities:
Deposits	Ps.	33,736
Other liabilities from financial transactions		3,934,311
Miscellaneous liabilities		2,515

Total as of June 30, 2005	Ps.	3,970,562

Total as of June 30, 2004	Ps.	3,730,535

26.	Income Tax

Prior to January 1, 1996, the Bank was exempt from the payment of income tax. Beginning January 1, 1996, the Bank was only exempt from the payment of income tax on income from its operations, assets, and interest income attributable to its residential mortgage lending activities. Effective October 1997, as a result of conversion to a sociedad anónima, the Bank is subject to income tax in Argentina except on its income attributable to mortgage loan commitments made prior to that date.

As a general rule, the income tax law allows the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable revenues those expenses incurred to obtain jointly taxable and non –taxable income, expenses should be segregated accordingly.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Furthermore, the fiscal rule gives prerogative to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make direct allocation of expenses to the taxable revenue.

The Bank currently has a tax net operating loss carry forward of Ps. 2,090,323 at June 30, 2005.

27.	Presumptive Minimum Income Tax

The Bank is subject to presumptive minimum income tax. Pursuant to this tax regime, the Bank is required to pay the greater of the income tax or the presumptive minimum income tax. Any excess of the presumptive minimum income tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The presumptive minimum income tax provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. For financial entities, the taxable basis is 20% of their computable assets.

As accepted by the BCRA, at June 30, 2005 the Bank capitalized only the Ps. 25,107 tax credit corresponding to the fiscal years 2003 and 2004 on the basis of projections of accounting and taxable results included in the Business Plan submitted to the BCRA and estimates of the main macroeconomic variables and fluctuations in the financial system for the next 10 fiscal years. This tax credit is expected to be used in fiscal years 2013 and 2014.

The tax credit balances held by the Bank at the closing date of these financial statements for interim periods are the following:

Year	Tax credit balance
1999	4,401
2000	6,034
2001	5,084
2002	9,121
2003	10,592
2004	14,515

28.	Shareholders’ Equity

The following information relates to the statements of changes in the Bank’s shareholders’ equity.

(a)	Common Stock

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

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2005, the Bank’s capital stock consists of 150 million of ordinary common shares authorized, issued, and outstanding with a face value of ten pesos each.

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

The Class B shares have been set aside for sale to the Bank’s employees in the future pursuant to the PPP on terms and conditions to be established by the Argentine government. Any Class B shares not acquired by the Bank’s employees at the time the Bank implements the PPP will automatically convert into Class A shares. The Class C shares are eligible for sale only to companies engaging in housing construction or real estate activities. Any Class B shares transferred by an employee outside the PPP will automatically convert to Class D shares or Class C shares transferred to persons not engaged in construction or real estate activities will automatically convert into Class D shares.

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

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

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

Argentine Central Bank left without effect the suspension of the distribution of profits on June 2, 2004. However, those banks which proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

Furthermore, on October 29, 2002 Argentine Central Bank restricted the distribution of cash dividends and established that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank’s by-laws.

In addition, under the contracts signed as a result of the restructuring of the Bank’s financial debt, there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

(d)	Minimum Capital Requirements

Under the Argentine Central Bank regulations, the Bank is required to maintain minimum levels of capital (“minimum capital”). The minimum capital is based upon risk-weighted assets, and the balances of Bank premises and equipment, intangible assets and unquoted equity investments. The required minimum capital and the Bank’s capital calculated under Argentine Central Bank requirements were as follows:

	Minimum Capital requirement		Shareholders’ Equity
June 30, 2005	Ps.	662,238	Ps.	2,051,751
June 30, 2004		496,097		1,804,274

As of June 30, 2003 the Argentine Central Bank had suspended the regulation requiring minimum levels of capital.

As established for by Argentine Central Bank, effective January 2004, financial institutions were to comply with regulations on minimum capital which had been suspended until that time. Effective January 2004, an “alpha 1” coefficient is to be applied to temporarily reduce the minimum capital requirement to cover credit risk attaching to holdings in investment accounts and financing granted to the national non-financial public sector until May 31, 2003. It also provides for the application of an “alpha 2” coefficient effective January 2004, to temporarily reduce the minimum capital requirement to cover interest rate risk.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

29.	Employee Benefit Plan

The Bank is obligated to make employer contributions to the National Pension Plan System determined on the basis of the total monthly payroll. These expenses are recorded in “Salaries and social security contributions” under the “Administrative expenses” caption in the accompanying consolidated statements of income.

30.	Leases

The Bank leases properties to various governmental entities under lease terms ranging from two to nine years. The Bank received rental income from government entities of Ps.682, Ps. 579 and Ps. 651 during the twelve-month periods ended June 30, 2005, 2004 and 2003, respectively. Amounts receivable for rental income and related expenses from government entities were Ps. 3,020 and Ps 3,057 as of June 30, 2005 and 2004, respectively.

Cost and accumulated depreciation of the leased assets were Ps. 9,475 and Ps. 3,895 respectively, as of June 30, 2005 and Ps.9,526 and Ps.10,428 respectively, as of June 30, 2004.

31.	Contributions to the Deposit Guarantee Fund

The Argentine Central Bank established rules governing the deposit guarantee system and the methods of computing required contributions. The monthly contributions include a standard contribution of 0.015% of the monthly average of daily balances in demand, saving and time deposits, plus an additional contribution of up to 100% of the standard contribution depending on various weighting factors established by the Argentine Central Bank. The Bank’s contributions to the deposit guarantee system amounted to Ps. 535, Ps.195 and Ps.167 during the twelve-month periods ended June 30, 2005, 2004 and 2003, respectively and are recorded in “Contributions and taxes on financial income” under the “Financial expenses” caption on the accompanying consolidated statements of income.

32.	Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. As of June 30, 2005 and 2004, the commitments to extend credit under these arrangements amounted to approximately Ps.43,794 and Ps.5,661, respectively. Furthermore, the Bank has a unilateral and irrevocable right to reduce or change the credit card limit, thus it considered there is no off-balance sheet risk. The total unused credit card limit at June 30, 2005 amounts to Ps. 32,285.

In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties. The amounts of clearing items in process were Ps. 1,693 and Ps 1,809 as of June 30, 2005 and 2004, respectively.

Additionally, the Bank recorded in memorandum accounts: i) Guarantees provided to the Argentine Central Bank for Ps. 863,103 and Ps. 508,505 as of June 30, 2005 and 2004 respectively, and ii) other guarantees provided not included in the debtor classification regulations for Ps.623,056 and Ps. 840,075 as of June 30, 2005 and 2004 respectively

33.	Out-of-court reorganization plan

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters N° 14, Clerk’s Office N° 28. On October 29, 2004 that court rejected the plan submitted, because it considered that financial institutions may not resort to this type of proceeding. The Bank has lodged an appeal against the lower court decision, which has been admitted and is currently being heard by the corresponding appellate court.

34.	Resolution N° 15119 issued by the Argentine Securities Commission

Under its Resolution N° 15119 dated July 21, 2005, the Argentine Securities Commission (CNV) resolved to initiate a proceeding against BHSA and its:

i)	regular directors for potential violation of Sections: 59, 261 and 269 of Business Companies Law 19550; Sections 43, 44 and 67 of the Commercial Code; Sections 1908 and 1198 of the Civil Code; and Section 5 Subsection a) –as specified in Section 3, Subsection 30), Chapter XXI of the Regulations (NT 2001)- and Section 8, Subsection a) of the Public Offering Transparency Regulations approved by Decree 677/01;

ii)	regular syndics for potential violation of Sections 294, Subsection 9, of Business Companies Law 19550 and Section 5, Subsection a) -as specified in Section 3, Subsection 30), Chapter XXI of the Regulations (NT 2001)- and Section 8, Subsection a) of the Public Offering Transparency Regulations approved by Decree 677/01; and

iii)	market relations officer for potential violation of Section 5, Subsection a) of the Public Offering Transparency Regulations approved by Decree 677/01, as specified in Section 3, Subsection 30), Chapter XXI of the Regulations (NT 2001).

In the referred proceeding, initiated in connection with certain payments of fees resolved upon in favor of the Bank’s Executive Committee members under the profit-sharing and stock appreciation compensation plans approved by the General Shareholders’ Meeting dated April 28, 1999 and May 31, 2004, and paid in June 2005, the CNV alleges that (i) to be valid, such payments required prior approval of the Bank’s shareholders; (ii) it was necessary, given the fact that the Bank is a public company, to give notice to the CNV of changes in the compensation method; and (iii) the amount of the payments was not consistent with market standards.

At its meeting dated July 21, 2005, the Bank’s Board of Directors had resolved to submit the above mentioned fees to a shareholders’ meeting to be held as soon as possible within the statutory term. Therefore, at its meeting dated July 25, 2005, the Board decided to call a General ordinary Shareholders’ Meeting to be held on August 31, 2005. The Agenda for this meeting includes the consideration of the fees payable to the directors who are members of the Executive Committee for

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Ps. 2,771 as profit-sharing and Ps. 17,521 as stock appreciation, accrued during the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission.

In addition, the directors who are members of the Executive Committee that received fees under the above mentioned items returned them in the form of time deposits held by the Bank, net of tax withholdings, pending the decision to be adopted by the shareholders’ meeting on August 31, next.

In the financial statements as of June 30, 2005, provisions were recorded against Miscellaneous Losses for Ps. 30,215, to reflect the respective estimated liabilities due under the profit-sharing and stock appreciation compensation plans. In addition, the Bank’s assets as of June 30, 2005 include Ps. 20,292 under Miscellaneous Receivables – Advance Fees to Directors, in connection with the above referred amounts.

35.	Summary of Significant Differences between Argentine Banking GAAP and US GAAP

The Bank’s consolidated financial statements have been prepared in accordance with Argentine Banking GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the SEC. These consolidated financial statements include solely a reconciliation of net (loss) income and shareholders’ equity (deficit) to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and regulations of the SEC.

The following reconciliation to US GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation through February 28, 2003, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

a. Loan origination costs

Under Argentine Banking GAAP, the Bank expenses loan origination costs on mortgage, personal and credit card loans as incurred.

In accordance with US GAAP, under SFAS N° 91, “Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

b. Public Sector Loan received from Bond Swap

During the fiscal year ended December 31, 2001, and as a consequence of Decree N° 1387/01, effective as of November 6, 2001, the Bank swapped part of its Argentine public-sector debt instruments, under the Promissory Note/Bond program, for secured loans.

As established by article 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of Ps. 1.0 = US$ 1.0 and in the same currency as that of the converted obligation.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

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

In accordance with US GAAP, specifically in the Emerging Issues Task Force N° 01-07 (“EITF 01-07”), satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in the case a secured loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the secured loan being received is significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market rate. The estimated fair value of the loan received constitutes the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and amounts expected to be collected is amortized on an effective yield basis over the life on the loan.

c. Loan losses reserve

The Bank’s accounting for its loan loss reserve differs in some significant respects with practices of US-based banks.

Under Argentine Banking GAAP, the Borrower Performance Reserve is calculated according to specific criteria. This criterion is different for the commercial loans (those in excess of Ps. 200) and consumer ones. Reserves calculations for commercial loans are principally based on the debtors’ payment capacity and cash-flows analysis. Consumer reserves are based on the client’s aging. Argentine banks may maintain other reserves to cover potential loan losses which management believes to be inherent in the loan portfolio, and other Argentine Central Bank required reserves.

Under US GAAP, the reserve for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Specifically:

All large commercial loans which are considered impaired in accordance with SFAS N° 114, Accounting by Creditors for an Impairment of a Loan (“SFAS N° 114”), as amended by SFAS N° 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures (“SFAS N° 118”), are valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate or at the fair value of the collateral if the loan is collateral dependent.

As of June 30, 2005, 2004 and 2003, the result of applying SFAS N° 114, shows that the bank provided for loan losses in excess of this analysis for Ps. 4,011, Ps. 14,326 and Ps. 30,052.

In addition, the Bank has performed a migration analysis for mortgage consumer loans following the SFAS 5 considerations.

As of June 30, 2005, the result of the migration analysis shows that the bank provided for loan losses in excess of this analysis for Ps. 11,120. For US GAAP purposes, this amount of provision has been reversed.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Furthermore, for other consumer loans (such as personal, car and credit card loans) the Bank, as does not have past experience in terms of delinquency, it determined loan loss reserves based on recovery banks estimations and the market past experience with loans with similar risk characteristics. The result of this analysis shows that the Bank provided for loan losses in deficit for Ps. 8,055 for US GAAP purposes as of June 30, 2005. This technique is consistent with the requirement for a creditor to make its best estimate of expected future cash flows.

As of June 2004, the result of the migration analysis, showed that the Bank has provided for loan losses in deficit of this analysis for Ps.19,510. For US GAAP purposes, this amount of provision has been charged.

As of June 30, 2003, the result of the migration analysis shows that the bank provided for loan losses towards the range established by the analysis described above.

d. Derivative Instruments

As mentioned in Note 5.6 the Bank entered into foreign currency swaps transactions to hedge against the exchange rate risk attached to liabilities denominated in euros and in pesos plus CER, and assets denominated in US dollars (BODEN 2012). These swaps involve receiving cash flows in euros or pesos plus CER, based on a nominal value plus a fixed interest rate and paying cash flows in US dollars, also at a fixed rate.

The Bank recognizes a receivable and payable at the time of the swap which reflects the amount of currencies to be exchanged at the maturity date. The foreign currency-denominates receivable and payable arising from the contract and the foreign currency-denominated borrowing are revalued at the closing spot exchange rate as the respective balance sheet date.

The Bank accounts for the foreign currency swap on a basis different from that required under US GAAP. Under US GAAP, the Bank accounts for derivative financial instruments in accordance with SFAS N°133 as amended by SFAS N°137, SFAS N°138 and SFAS N°149.

SFAS N° 133 establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments embedded within contracts (collectively referred to as derivatives) and hedging activities. This statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure of future cash flows and (c) a hedge for the exposure of foreign currency. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions, that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

Under US GAAP, the Bank’s estimates the fair value of the receivable and payable on the swap contract by applying discounted future cash flows which should be accounted for as a net amount. As of June 30, 2005 and 2004 the difference between Argentine Banking GAAP and US GAAP amounts to Ps. 19,855 and Ps. 7,625.

The Bank’s derivatives do not qualify for hedge accounting treatment under US GAAP, so gains and losses are charged against earnings in each period.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under US GAAP, the notional amount of the swap should be derecognized and the Bank’s assets and liabilities should decreased by approximately Ps. 875,000 and Ps. 539,000 at June 30, 2005 and 2004 respectively.

As of June 2003 no significant differences between Argentine Banking GAAP and US GAAP existed.

e. Compensatory and hedge bonds

In connection with the Bank’s right (but not the obligation) to purchase the hedge bond, under Argentine Banking GAAP the Bank has recognized it at their equivalent value as if the Bank had the associated bonds in their possession (technical value), and recognized the associated liability to fund the hedge bonds as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable is denominated in U.S. dollars bearing interest at Libor whereas the liability to the Argentine Central Bank is denominated in pesos with interest being accrued at CER plus 2%, each retroactive to February 3, 2002.

Under US GAAP, as of June 30, 2004 and 2003, the right to purchase the hedge bond was not considered an asset under Financial Accounting Standards Board Statement of Concepts N° 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as “…probable future economic benefits obtained or controlled by an entity as a result of past transactions or events”. In addition, one of the three essential characteristics of an asset includes that an entity can obtain the benefit and controls others’ access to it.

As of June 30, 2005, the Bank obtained the benefit of the hedge bond to be purchased as the transaction was approved by the Argentine Central Bank. During September 2005, the Bank started to purchase the bonds.

Therefore, the receivable and payable for the Hedge Bonds are not reversed and the cumulative gain is recognized in the current year for US GAAP purposes. In relation to the Hedge Bonds receivable, for US GAAP purposes, such amount is recognized at its market value.

In connection with the Compensatory Bonds received or receivable by the Bank they were recognized at the technical value (nominal value plus interest accrued) according to Argentine Banking GAAP. Under US GAAP such amounts should initially be recognized at their quoted market value (limited to the amounts of the loss BHSA suffered in connection with the asymmetric pesification). Thereafter, Compensatory Bonds received are classified as available for sale securities and recognized at market value with the gains or losses recognized as a charge or credit to equity through other comprehensive income. In connection with the Compensatory Bond to be received it has been recognized at market value with the gain or loss recognized through income statement.

f. Other government securities

As discussed in Notes above, the Argentine Banking GAAP on government securities allow banks classify their government securities portfolios into two categories: trading and investment. The Bank’s government securities are classified as trading and are marked to market daily with the resulting gain or loss reflected in the income statements.

The criteria for classification of investments under Argentine Banking GAAP differ from those established by SFAS N° 115. For US GAAP, there is a third category of investments (available for

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

sale) that includes those securities that nor are kept for the purpose of active trading neither the Bank has the ability and intention to keep then until maturity. Securities classified as available for sale under U.S. GAAP (BODEN 2012 and Discount bonds) are reported at market value with unrealized holding gains and losses included as a separate component of shareholders’ equity in other comprehensive income.

Other than temporary impairment

As of June 30, 2004 the Bank had other Argentine government bonds that have matured but payment with respect to which has not been made to them. Such bonds were not quoted in the public market and the Bank did not have guarantees or other collateral to claim payment.

Under US GAAP the Bank evaluates whether there is a decline in the value of the security that is other than temporary as defined by SFAS N°115 and SAB 59. As that date the Argentine government had not been able remit amounts due according to the contractual terms of the government securities, an other than temporary impairment had been determined for US GAAP purposes based upon estimated market values at each balance sheet date.

On January 2005, the Bank accepted the offer to exchange its overdue government securities (principally External Notes), for “Discount Bonds in pesos” and “Par Bonds” issued under the Argentine debt restructuring. On April 1, 2005 the government securities were exchanged.

In accordance with US GAAP, specifically the Emerging Issues Task Force N° 01-07 (“EITF 01-07”), satisfaction of one monetary asset (in this case defaulted government securities) by the receipt of another monetary asset (in the case “Par and Discount” Bonds”) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities and notes swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

Under US GAAP, after initial recognition at fair value, Discount Bonds are considered available for sale securities since the Bank does not intend to actively trade with them and it does not have intention to keep them until maturity, recording them at market value with unrealized gains and losses included as a separate component of shareholders’ equity in other comprehensive income as of June 30, 2005.

Furthermore, Par Bonds, after initial recognition at fair value, are considered by the Bank as trading securities, recording them as of June 30, 2005 at market value with gains and losses reflected in the income statement.

In connection with estimating the fair value of the Discount and Par Bonds, the Bank used quoted market values.

Government securities received in payment of loans have been accounted for under US GAAP at market value as of June 30, 2005 and 2004.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

g. Provincial Public Debt

As of June 2002, the Bank offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine National Government; however the exchange had not been finalized until 2003. As these loans were performing no provision was recorded under US GAAP in accordance with SFAS N° 114.

In 2003, the Bank tendered in the exchange under Decree N°1579/02 almost all its portfolio of loans to provincial governments and received securities of the Argentine National Government (“BOGAR”).

For US GAAP purposes and in accordance with EITF 01-07, satisfaction of one monetary asset (in this case a loan) by the receipt of another monetary asset (in this case BOGAR) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the BOGAR being received is significantly different in structure and in interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and the amount expected to be collected will be amortized on an effective yield basis over the life of the bond.

For US GAAP purposes, these BOGAR are classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

As mentioned in note 36 the Argentine Central Bank established a change of criteria for the valuation of BOGAR, from net present value to technical value, resulting in a gain under Argentine Banking GAAP, which in addition with the CER accrued were de-recognized in order to value the BOGAR under US GAAP.

h. Trouble debt restructuring

On January 14, 2004, the Bank refinanced its outstanding defaulted debt. Under Argentine Banking GAAP the restructuring of the debt was treated as an exchange of debt instruments with substantially different terms. As a result, the Bank removed the original loans and its related accrued interest payable and recognized new debt instruments and associated cash payments for interest payable and for certain principal settlements, resulting in a gain on restructuring of Ps. 783,698. Under Argentine Banking GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS N° 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS N° 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS N° 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms, and only for the difference between the book value of the old debt and the future cash flows of the new debt. The total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts for some payables. The gain on restructuring recorded under US GAAP was lower than the gain recorded under Argentine Banking GAAP and therefore, the carrying amount of the new debt instruments under US GAAP was greater than the amount recorded under Argentine Banking GAAP

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

During 2004 and 2005, the Bank repurchased restructured negotiable obligations and debt. The difference between the carrying value of the repurchased debt under US GAAP and the price paid by the Bank was recognized as a gain for US GAAP purposes.

i. Debt issuance cost

Under Argentine Banking GAAP the Bank recorded costs related to the issuance of debt as an expense in the accompanying income statement in the period incurred.

US GAAP requires that debt issuance costs be accounted for as a deferred charge and amortized over the shorter of the term.

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

For the purposes of US GAAP transactions of this type are covered by different accounting pronouncements depending on the transaction date. For transactions prior to January 1, 1997, SFAS N° 77, Accounting for Sales of Receivables with Recourse and FASB Technical Bulletin N° 85-2, Accounting for Collateralized Mortgage Obligations, provided the authoritative accounting guidance. Under this guidance, the BHN I securitization should be accounted for as a collateralized borrowing. The loans and the restated bond obligations would be reinstated on the balance sheet for US GAAP purposes and would be accounted for in the normal manner as other mortgage loans and borrowings.

SFAS N° 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS N° 125”) became effective for securitizations of receivables after December 31, 1996 (since amended by SFAS N° 140). SFAS N° 125 bases the accounting for transfers on the consistent application of a financial-components approach that focuses on control. Upon a transfer of assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes the financial assets when control has been surrendered. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are collateralized borrowings. Under SFAS N° 125, the BHN II and BHN III securitizations that occurred during the year ended December 31, 1997 would be accounted for as sales. For US GAAP purposes under SFAS N° 140, BHN IV and BACS I securitizations were considered sales. For that reason debt securities and certificates retained by the Bank are considered as “available for sale securities” under U.S. GAAP and the unrealized gains (losses) on these securities are reported as an

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

adjustment to shareholder’s equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force N° 99-20. The unrealized loss on the retained interests at June 30, 2002 has been deemed to be other than temporary and such loss has been charged to income. The retained interests were initially recorded based on their allocated book value using the fair value allocation method. At the date of the securitization, the Bank recognized interests in the securitization trust through the bonds and the certificates of participation hold and cease recognizing the loans over which they have surrendered control. The basis of retained interest and the sold interest are based upon a relative fair value allocation of the basis of the loans transferred.

Subsequent to the initial recognition, the retained interests in the securitizations would be accounted for like securities under SFAS N° 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS N° 115”) and accounted for as available for sale securities in accordance with SFAS N° 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. The retail banks perform servicing of the mortgage loans transferred and BHSA act as master servicer for the securitization trust. The Bank did not recognize any servicing asset due to the fact that the master service fee payable to BHSA was considered adequate to what would be demanded by the market.

Mortgage-backed securities created after a securitization of mortgages held for sale should be classified as either trading or available for sale security in accordance with SFAS N° 65, Accounting for Certain Mortgage Banking Activities and as amended by SFAS N° 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise.

Consequently, the adjustments to record the securitization of the portfolio under U.S. GAAP consists of:

•	The re-consolidation of the loans under BHN I, BACS Funding I, BACS Funding II, BHSA I, and BACS II resulted in an adjustment.

•	The recognition of the effect of accounting for the retained interests in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment on the carrying values of such securities. Such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate.

•	The fair value recognition of those certificates of participation and debt securities held by the Bank from certain securitization trusts (CHA I, CHA II, CHA III and CHA IV) considered sales under US GAAP and classification as available for sale securities.

k. Acquisition of Treasury shares

Under Argentine Banking GAAP, an acquisition by a company of its own shares is recognized as an asset and marked to market daily with the resulting gain or loss reflected in the statement of income. Under US GAAP acquisitions of the Bank’s shares adjust Shareholders’ Equity and the difference in quoted market prices between the acquisition date and the reporting date is reversed as it shouldn’t be recognized.

On January 29, 2004 BHSA entered in a transaction with Deutsche Bank AG (“DBAG”). Under this transaction Banco Hipotecario SA paid US 17.5 M and DBAG agreed to transfer the Bank 7.110.000

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

BHSA Class D shares on January 29, 2009 or at an earlier date, if requested by BHSA. Under Argentine Banking GAAP, BHSA recognized the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings. Under US GAAP, following the guidance of SFAS N° 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” BHSA recognized the right to receive its shares at a future date as a reduction of equity and de-recognized the subsequent charges to income for changes in the market value.

l. Intangible Assets

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain equity transaction are recognized as an intangible asset and amortized in a maximum of five years. Such cost should be expensed as incurred under US GAAP.

Under Argentine Banking GAAP, the Bank capitalizes costs relating to all three of the stages of software development. Under US GAAP SOP 98-1, effective for fiscal years beginning after December 15, 1998, defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized.

m. Impairment of fixed assets and foreclosed assets

Under Argentine Banking GAAP, fixed assets and foreclosed assets are restated for inflation using the WPI index at February 28, 2003. As such, the balances of fixed assets and foreclosed assets were increased approximately 120%.

In accordance with Statement of Accounting Standards N° 144, “Impairment of Long-lived Assets”, such assets are subject to impairment tests in certain circumstances. Because projected cash flows associated with fixed assets and foreclosed assets are insufficient to recover the restated carrying amounts of the assets, those assets should be tested for impairment. During 2002, in the absence of credible market values for our fixed and foreclosed assets, the Bank under US GAAP reversed the restatement of fixed and foreclosed assets.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

As of June 2005 and 2004, no additional impairment was recorded in fixed and foreclosed assets.

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

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

p. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under US GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For US GAAP purposes the Bank has accounted these type of transactions under SFAS N° 60.

For this reason, for the twelve months periods ended June 2004 and 2005 technical reserves should be adjusted to US GAAP, while for previous periods, no adjustment was needed.

q. Deferred Income Tax

Argentine Banking GAAP requires income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes.

In accordance with Statement of Financial Accounting Standards, or SFAS, N° 109, Accounting For Income Taxes, under U.S. GAAP income taxes are recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

For the twelve-month periods ended 2005, 2004 and 2003 Banco Hipotecario SA had significant tax loss carry forwards and uncertainties with respect to the generation of taxable income in the near term, which would allow the utilization of the tax losses carry forwards before its expiration. Based on this situation, for the twelve months periods 2005, 2004 and 2003 the Bank provided a full valuation allowance of its deferred tax assets, as it considered that it is more likely than not that they would not be recovered.

However, its principal subsidiary, BACS Banco de Crédito y Securitización SA, as of June 30, 2005, recognized a deferred tax liability that amounted to Ps. 1,816.

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

The Bank’s assets and liabilities would be increased by approximately Ps. 1,663 and Ps. 1,793, had US GAAP been applied at June 30, 2005 and 2004, respectively.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

s. Adjustment to prior year results

As fully described in Note 36, under Argentine Banking GAAP, the Bank recorded adjustments to prior year results.

The Prior year adjustment of certain bonds recorded was the result of changes of valuation criteria under Argentine Banking GAAP (as established by the BCRA), during financial year 2004. Under US GAAP, these bonds had been already valued at fair value (see Note 35.g.), therefore, this prior year adjustment is reversed under US GAAP, as the accounting method did not change for US GAAP purposes.

t. Effects of Conforming to US GAAP

Reconciliation of shareholders’ equity

	June 30,
	2005		2004	2003
Total shareholders’ equity under Argentine Banking GAAP	Ps.	2,044,327	1,893,305	970,725
US GAAP adjustments:
- Prior year adjustments recorded under Argentine Banking GAAP	(s)	—	(56,013)	—
- Loan origination costs	(a)	6,476	7,895	15,783
- Public Sector Loan received from Bond Swap	(b)	(79,907)	(90,092)	(102,292)
- Loan losses reserve	(c)	7,076	(5,184)	30,052
- Derivative Instruments	(d)	19,855	7,625	—
- Compensatory and Hedge Bonds	(e)	(393,435)	(1,102,008)	(1,072,853)
- Other government securities	(f)	(11,349)	(31,347)	(51,479)
- Provincial Public Debt	(g)	(48,208)	(59,082)	(81,996)
- Trouble debt Restructuring	(h)	(319,280)	(488,775)	—
- Debt issuance cost	(i)	—	—	9,965
- Securitization of mortgage loans	(j)	(119,705)	(93,933)	(54,516)
- Acquisition of treasury shares	(k)	(99,540)	(51,192)	(2,495)
- Intangible assets	(l)	(1,449)	(87)	(3,692)
- Impairment of fixed and foreclosed assets	(m)	(51,405)	(55,459)	(65,274)
- Minority Interest on US GAAP Adjustments	(n)	6,769	11,067	9,547
- Vacation provision	(o)	(3,199)	(2,706)	(3,342)
- Insurance technical reserve	(p)	1,927	(1,463)	—
- Deferred Income Tax	(q)	(1,816)	—	—

Total Shareholders’ Equity (deficit) under US GAAP	Ps.	957,137	(117,449)	(401,867)

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income (loss):

	June 30,
	2005		2004		2003
Net income/(loss) as reported under Argentine Banking GAAP	Ps.	151,022		922,580		(1,270,727)
US GAAP adjustments:
- Prior year adjustments recorded under Argentine Banking GAAP	(s)	56,013		(56,013)		—
- Loan origination costs	(a)	(1,419)		(7,888)		(11,473)
- Public Sector Loan received from Bond Swap	(b)	10,185		12,200		33,834
- Loan losses reserve	(c)	12,260		(35,236)		133,118
- Derivative instruments	(d)	12,231		7,625		—
- Compensatory and Hedge Bonds	(e)	685,508		(123,708)		1,844,561
- Other government securities	(f)	17,958		20,132		(29,197)
- Provincial public debt	(g)	(30,938)		10,280		(81,996)
- Trouble debt Restructuring	(h)	169,495		(496,201)		—
- Debt issuance cost	(i)	—		(2,539)		(7,984)
- Securitization of mortgage loans	(j)	(11,727)		(39,417)		48,704
- Acquisition of treasury shares	(k)	(48,348)		(4,044)		(458)
- Intangible assets	(l)	(1,362)		3,605		1,616
- Impairment of fixed and foreclosed assets	(m)	4,054		9,815		(5,146)
- Minority interest on US GAAP Adjustments	(n)	(2,902)		2,707		(13,724)
- Vacation provision	(o)	(494)		636		4,991
- Insurance technical reserve	(p)	3,390		(1,463)		—
- Deferred income tax	(q)	(1,816)		—		—

Net income in accordance with U.S. GAAP	Ps.	1,023,110		223,071		646,119

Basic net income (loss) per share in accordance with U.S. GAAP		7.160	1.	523	4.	338
Average number of shares outstanding (in thousands)		142,890		146,472		148,946
Diluted net income (loss) per share in accordance with U.S. GAAP		7.160	1.	523	4.	338

Description of changes in shareholders’ equity under US GAAP:

	Total Shareholders’ Deficit
Balance as of June 30, 2003	Ps.	(401,867)
Issuance of common stock from treasury		6,903
Acquisition of treasury shares		(51,556)
Other comprehensive Income		106,000
Net income for the twelve months period in accordance with US GAAP		223,071

Balance as of June 30, 2004	Ps.	(117,449)
Other comprehensive Income		51,476
Net income for the twelve months period in accordance with US GAAP		1,023,110

Balance as of June 30, 2005	Ps.	957,137

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Comprehensive income

SFAS N° 130 “Reporting Comprehensive Income” establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2005, 2004 and 2003, shows all periods in Argentine Banking GAAP format reflecting US GAAP income and comprehensive statement adjustments.

	June 30,
	2005		2004		2003
Income Statement
Financial income	Ps.	1,485,845	Ps.	564,652	Ps.	2,678,088
Financial expenses		(388,882)		(208,500)		(1,241,713)
Net financial income		1,096,963		356,152		1,436,375
Provision for losses on loans		(4,439)		(35,236)		22,148
Income from services		87,009		60,609		60,160
Expenses on services		(22,609)		(32,366)		(41,168)
Monetary loss from financial transactions		—		—		(580,209)
Administrative expenses		(144,318)		(119,841)		(116,456)
Monetary gain (loss) related to operating transactions		—		—		(8,011)
Net income (loss) from financial transactions		1,012,606		229,318		772,839
Miscellaneous income		140,035		203,969		70,648
Miscellaneous expenses		(123,469)		(201,565)		(197,678)
Monetary gain on other transactions		—		—		6,152
Income (loss) before income taxes, minority interests and income from absorption ad-referendum of the Bank’s Shareholders Meeting		1,029,173		231,722		651,961
Income taxes		(8,783)		(3,563)		—
Minority interests		3,407		(5,088)		(5,842)

Net income (loss) under U.S. GAAP		1,023,110		223,071		646,119

Other comprehensive income (loss):
Unrealized gains (losses) on securities		51,476		106,000		86,995

Other comprehensive income (loss)		51,476		106,000		86,995

Comprehensive income (loss)	Ps.	1,074,586	Ps.	329,071	Ps.	733,114

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Concentration of risk – Total exposure to the public sector - Argentine government and provinces

The Bank has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of June 30, 2005 and 2004, the Bank had the following loans outstanding:

	June 30, 2005				June 30, 2004
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	743,542	Ps.	663,635	Ps.	669,790	Ps.	579,698
Argentine provincial debt		207,233		159,025		163,066		103,985
Other Argentine public-sector receivables (3)		396,106		384,757		452,400		420,814
Compensatory bond received		844,200		735,467		850,641		567,480
Compensatory and hedge bonds to be received (1) (2)		2,604,630		2,319,928		2,654,717		31,698

Total	Ps.	4,795,711	Ps.	4,262,812	Ps.	4,790,614	Ps.	1,703,675

(1)	Includes the compensatory bond to be received related to the asymetric pesification and the hedge bond.

(2)	The advance to be requested from the Argentine Central Bank for the subscription of the hedge bond was recorded in “Other Liabilities from Financial Transactions – Argentine Central Bank”, for Ps. 2,042,362 as of June 2005.

(3)	Includes bonds such as Fiscal Credit Certificates and national government bonds, such as Discount and Par Bonds.

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

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

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

As of June 30, 2005, the Bank’s exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 53.8% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government’s ability to successfully restructure its foreign debt, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

The market value of the bonds received or to be received from the government will fluctuate significantly as the market for such bonds develops more fully. Therefore, the ultimate settlement of these bonds or the proceeds that would result from their sale may differ significantly from their estimated fair values or carrying values at June 30, 2005.

Furthermore, and as mentioned before, the quality of the Bank financial condition and results of operations depend to on macroeconomic and political conditions in Argentina, it is reasonably possible than the actual loan losses and other contingent liabilities will differ materially from the amounts recorded.

U.S. GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets, as established by the Bank for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds, and on retained interests in securitization trusts were significantly affected by higher discount rates at June 30, 2005, 2004 and 2003. Should the discount rates change in the future years, the carrying amounts and charges to income and shareholders’ equity will also change. In addition, as estimates to future cash flows change, so too will the carrying amounts which are dependent on such cash flows.

36.	Prior year adjustments

On January 30, 2004, BCRA Communication “A” 4084 established a change of criteria for the valuation of assets delivered to the public sector. The effect of this change, which was a gain of Ps. 56,013, was recorded as a Prior year adjustments, as established by BCRA Communication “A” 4095.

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

37.	Subsequent Events

37.1.	Compensation granted by the National Government to financial institutions (see Note 2).

On October 7, 2005 the Argentine Central Bank credited and US$ 16,761 thousands in BODEN 2012, completing the compensation process for conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency.

In September 2005 the subscription process for hedge BODEN 2012, corresponding to the compensation to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, began and was carried out in the following stages:

	Subscription BODEN 2012 (thousands of US$)	Reduced Central Bank Debt Ps.
September 28, 2005	55.174	148.655
September 30, 2005	175.778	440.000
October 6, 2005	77.283	196.666
October 21, 2005	25.453	64.187
November 11, 2005	50.046	127.246
November 16, 2005	171.223	436.011
November 25, 2005	47.480	121.239
December 13, 2005	49.875	128.155

Total	652,312	1,662,159

As a result of the subscription process, the advances to be incurred for the acquisition of National Government Bonds were reduced by approximately Ps. 1,662,159.

37.2.	Resolution No 15119 issued by the Argentine Securities Commission (see Note 34.1).

Through Resolution N° 15205 of September 30, 2005, the Argentine Securities Commission concluded its preliminary investigations and decided to fine the Bank for one million pesos (Ps. 1,000) to be jointly paid by the members of the Executive Committee, to send a warning to the remaining directors and a penalty to the members of the Syndic’s Committee and the Market Relationship Manager, which have been appealed before the relevant Courts.

37.3.	Securitization of mortgage loans (See Note 21).

On October 20, 2005, CHA Series V under “Cédulas Hipotecarias Argentinas” – program” was issued for a face value of Ps. 65,000.

37.4.	Issuance of Bonds Series IV under Global Medium Term Note Program US$ 1,200,000,000.

On November 09, 2005 the subscription period for Negotiable Obligations Series IV was closed, which had been opened on October 24 of this year. The final amount of this transaction amounted to US$150,000 due on 2010 and with a 9.75% annual coupon rate payable semiannually. The closing date

BANCO HIPOTECARIO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2005, 2004 and 2003

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

for the placement process and public offering pursuant to General Resolution No. 470/04 of the Argentine Securities Commission was on November 16, 2005.

37.5.	Repurchase of medium-term guaranteed loans (see Notes 3 and 17).

On November 23, 205 Banco Hipotecario reported it repurchased at par all of the medium-term guaranteed loans that were outstanding as of that date, which the Bank had issued to financial institutions that had participated in the restructuring of the Bank’s indebtedness consummated in January 2004. Pursuant to the terms of the indenture under which the medium-term guaranteed notes were issued, the repurchase of the medium-term guaranteed loans from IFC and the other financial institutions required the Bank to make a full redemption, at par (plus accrued and unpaid interest), of the medium-term guaranteed notes outstanding. At the time the redemption becomes effective, all outstanding medium-term guaranteed notes will be cancelled and the attached StARs will remain outstanding and become separately traded securities.

37.6.	Mandatory redemption of all outstanding medium-term guaranteed notes due 2010 (see Notes 3 and 18).

On December 13, 2005 Banco Hipotecario SA announced that it initiated a mandatory redemption of all of its outstanding medium–term guaranteed notes due 2010 (the “Notes”). All Notes will be redeemed on January 13, 2006 at the principal amount plus accrued and unpaid interest until January 13, 2006. The Notes must be presented to HSBC Bank USA, National Association, as paying agent for the redemption, on or prior to January 13, 2006, at the address set forth in the Redemption Notice, which was sent to all registered holders on December 7, 2005.

Interest on the Notes will cease to accrue on and after January 13, 2006 and the only remaining right of holders of the Notes will be to receive payment of the redemption price upon surrender to the paying agent, plus accrued and unpaid interest up to, but not including, January 13, 2006.