Form 20-F
period 2006-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2006-12-28
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2006

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

Bolívar 108

(C1066AAB) Buenos Aires, Argentina

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2006 was 435,448,510

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer   ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward looking statements.

This annual report includes forward-looking statements, principally under the captions “Summary” “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, business, political, legal, social or other conditions in Argentina or Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	inflation;

•	government regulation;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations and declines in the value of Argentine public debt;

•	competition in the real estate, shopping centers, hotel and related industries;

•	deterioration in regional and national business and economic conditions in Argentina;

•	fluctuations and declines in the exchange rate of the Argentine Peso; and

•	the risk factors discussed under “Risk Factors”.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward looking statements.

In this annual report, references to “US$” and “U.S. Dollars” are to United States Dollars, and references to “Ps.”, “Peso” or “Pesos” are to Argentine Pesos.

This annual report contains our audited consolidated financial statements as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004 (“the Consolidated Financial Statements”). Our Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PricewaterhouseCoopersindependent a registered public accounting firm whose report is included herein.

Except as discussed in the following paragraph, we prepare our Consolidated Financial Statements in thousands of Pesos and in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores, The National Securities and Exchange Commission in Argentina, ( “CNV”), which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by generally accepted accounting principles in the United States of America (“U.S. GAAP”) and regulations of the SEC. See Note 27 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 3.m to our Consolidated Financial Statements, contained elsewhere in this annual report, in order to comply with regulations of the CNV, we recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on our Consolidated Financial Statements.

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

Since Argentine GAAP required companies to discontinue inflation accounting only as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on our Consolidated Financial Statements.

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

Also contained in this annual report are the’s Consolidated Financial Statements of Banco Hipotecario S.A. (“Banco Hipotecario”) as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004, which also have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein. As a result of the purchase of additional shares and the exercise of warrants of Banco Hipotecario, effective June 30, 2004 we changed the method of accounting for our investment in Banco Hipotecario from market value to the equity method of accounting. We recognized the cumulative effect of the change in earnings during the year ended June 30, 2004. The accountants’ report on Banco Hipotecario´s Consolidated Financial Statements includes an explanatory paragraph describing that Banco Hipotecario’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina and to the Argentine Government’s ability to perform on its obligations to Banco Hipotecario in connection with Federal secured loans, federal government.

The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards will be effective for the Company for the year ended June 30, 2007.

The most significant change included in the accounting standards adopted by the CNV relates to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent if this policy had been applied by the Company prior to the adoption of the standard. As such, the Company is allowed to continue treating differences as permanent. As of June 30, 2006, the estimated effect of treating differences as temporary will be a decrease in shareholders equity of Ps. 188,442 against retained earnings.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2002, 2003, 2004, 2005 and 2006 are to the fiscal years ended June 30 of each such year.

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

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Selected Financial Data

The following selected consolidated financial data has been derived from our Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of June 30, 2006 and 2005 have been derived from our Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PriceWaterhouse Coopers, an independent registered public accounting firm.

The selected consolidated statement of income data for the years ended June 30, 2003 and 2002 and the selected consolidated balance sheet data as of June 30, 2004 and 2003 have been derived from our audited consolidated financial statements as of June 30, 2004 and 2003 and for each of the three years in the period ended June 30, 2004 which are not included herein.

The selected consolidated balance sheet data as of June 30, 2002 has been derived from our audited consolidated financial statements as of June 30, 2003 and 2002 and for each of the three years in the period ended June 30, 2003 which are not included herein

Adoption by CNV of accounting standards

The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards will be effective for the Company for the year ended June 30, 2007.

The most significant change included in the accounting standards adopted by the CNV relates to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting allows companies to treat these differences as either temporary or permanent differences. Accordingly, the Company will continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent for the year ended June 30, 2007. As of June 30, 2006, the estimated effect of treating differences as temporary will be a decrease in shareholders equity of Ps. 188,442 against retained earnings.

Our Consolidated Financial Statements are presented in thousands of Pesos. Except as discussed in the following paragraph, our Consolidated Financial Statements are prepared in accordance with Argentine GAAP and the regulations of the CNV which differ in certain significant respects from U.S. GAAP. See Note 27 to our Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and regulations of the SEC.

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

Additionally, as discussed in Note 2.c.of our 2006 audited Consolidated Financial Statements contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of a prior decree relating to inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with this resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date. Since Argentine GAAP required companies to discontinue inflation accounting only as of October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on our Consolidated Financial Statements.

As a result of the foregoing, we prepared our Consolidated Financial Statements on the basis of general price-level accounting which reflected changes in the purchasing power of the Peso until February 28, 2003 in our historical financial statements using changes in the Argentine wholesale price index, as published by the INDEC, as follows:

•	we adjusted non-monetary items and consolidated statements of income amounts to reflect the current general purchasing power;

•	we did not adjust monetary items as such items were, by their nature, stated in terms of current general purchasing power in our Consolidated Financial Statements;

•	we recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items, and

•	we included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within financing results.

Also contained elsewhere in this annual report are the Consolidated Financial Statements of Banco Hipotecario as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004, which also have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm whose report is included herein. As a result of the purchase of additional shares and the exercise of warrants of Banco Hipotecario, effective June 30, 2004 we changed the method of accounting for our investment in Banco Hipotecario from market value to the equity method of accounting. We recognized the cumulative effect of the change in earnings during the year ended June 30, 2004. The accountants’ report on Banco Hipotecario´s Consolidated Financial Statements

includes an explanatory paragraph describing that Banco Hipotecario’s financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina and to the Argentine Government’s ability to perform on its obligations to Banco Hipotecario in connection with Federal secured loans, federal government securities.

Certain amounts, which appear in this annual report (including percentage amounts), may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2002, 2003, 2004, 2005 and 2006 are to the fiscal years ended June 30 of each such year.

	As of and for the year ended June 30,
	2006	2006	2005	2004	2003	2002
	(US$ 000) (1)	(Ps.000) (2)	(Ps.000) (2)	(Ps.000) (2)	(Ps.000) (2)	(Ps.000) (2)
INCOME STATEMENT DATA

Argentine GAAP
Revenues	187,194	577,680	369,889	260,805	236,495	156,244
Costs	(79,012)	(243,831)	(168,074)	(147,416)	(154,667)	(96,962)

Gross profit	108,182	333,849	201,815	113,389	81,828	59,282
Gain from valuation of inventories at fair market value	2,937	9,063	17,317	—	—	—
Selling expenses	(19,477)	(60,105)	(36,826)	(21,988)	(28,555)	(14,246)
Administrative expenses	(30,986)	(95,624)	(69,556)	(50,240)	(45,194)	(36,258)
Gain on purchasers rescissions of sales contracts	—	—	—	—	9	—
Gain (loss) in credit card trust	851	2,625	423	261	(4,077)	—
Gain (loss) from operations and holdings of real estate assets, net (3)	4,088	12,616	27,938	63,066	21,507	(46,840)

Operating income (loss)	65,595	202,424	141,111	104,488	25,518	(38,062)
Amortization of goodwill	(350)	(1,080)	(1,663)	(2,904)	(6,631)	—
Equity gain (loss) from relatedcompanies	13,499	41,657	67,207	26,653	(14,701)	(4,571)
Financial results, net	(13,409)	(41,381)	(12,217)	11,823	315,301	(496,498)
Other expenses, net	(6,178)	(19,066)	(14,834)	(13,636)	(859)	(4,483)

Income (loss) before taxes and minority interest	59,157	182,554	179,604	126,424	318,628	(543,614)
Income and asset tax (expense) benefit	(19,051)	(58,791)	(53,207)	(25,720)	3,529	(1,086)
Minority interest	(8,811)	(27,190)	(23,152)	(12,842)	(35,712)	977

Ordinary net income (loss)	31,295	96,573	103,245	87,862	286,445	(543,723)
Extraordinary loss	—	—	—	—	—	—

Net income (loss)	31,295	96,573	103,245	87,862	286,445	(543,723)
Basic net income (loss) per share (4)	0.08	0.25	0.37	0.39	1.37	(2.62)
Basic net income (loss) per ADS (4)	0.82	2.54	3.68	3.90	13.65	(26.21)
Diluted net income (loss) per share (5)	0.07	0.23	0.23	0.23	0.57	(2.62)
Diluted net income (loss) per ADS (5)	0.74	2.28	2.31	2.26	5.65	(26.21)
Weighted - average number of shares outstanding	379,506	379,506	280,282	225,005	209,840	207,412
Adjusted weighted - average number of shares (5)	522,636	522,636	501,380	554,271	439,064	207,412
Capital Stock	435,448	435,448	357,267	248,803	212,013	207,412
Dividends declared per share	—	—	—	—	—	—

U.S. GAAP
Revenues	201,030	620,378	426,844	319,328	280,690	234,086
Operating income (loss)	40,102	123,756	84,745	32,060	(35,206)	(45,957)
Net income (loss) (4)	29,146	89,946	129,398	2,825	235,126	(901,515)
Net income (loss) before extraordinary items and accounting changes	29,146	89,946	129,398	2,825	235,126	(901,515)
Basic net income (loss) per share (4)	0.08	0.24	0.46	0.01	1.12	(4.36)
Basic net income (loss) per ADS (4)	0.77	2.37	4.62	0.13	11.20	(43.46)
Basic net income (loss) before extraordinary items and accounting changes per share (5)	0.08	0.24	0.46	0.01	1.12	(4.35)
Diluted net income (loss) per share (4)	0.07	0.23	0.31	0.01	0.60	(4.35)
Diluted net income (loss) per ADS (5)	0.75	2.30	3.10	0.13	6.02	(43.46)
Diluted net (loss) income before extraordinary items and accounting changes per share (5)	0.07	0.23	0.31	0.01	0.60	(4.35)
Weighted - average common shares outstanding	379,506	379,506	280,282	225,005	209,840	207,412
Adjusted weighted - average number of shares (5)	518,606	518,606	475,489	225,005	338,416	207,412

BALANCE SHEET DATA

Argentine GAAP
Cash and banks and current investments	75,644	233,438	211,934	163,900	232,001	71,150
Inventories	52,531	162,110	99,811	29,711	23,854	79,733
Mortgages and leases receivable, net	47,944	147,955	73,246	37,267	39,181	18,164
Non-current investments	209,974	647,981	542,863	519,499	412,789	583,344
Fixed assets, net	457,943	1,413,212	1,445,551	1,274,675	1,235,223	409,469
Total current assets	156,121	481,788	389,735	261,651	297,476	157,969
Total assets	887,920	2,740,121	2,524,426	2,208,326	2,081,956	1,316,050
Short-term debt (6)	46,060	142,140	130,728	143,126	96,159	635,533
Total current liabilities	135,848	419,228	310,977	256,022	188,738	693,543
Long-term debt (7)	95,684	295,282	422,412	468,807	592,104	975
Total non-current liabilities	124,802	385,138	515,381	522,213	629,988	4,061
Minority interest	145,816	449,989	445,839	470,237	454,044	95,726
Shareholders’ equity	481,454	1,485,766	1,252,229	959,854	809,186	522,720

U.S. GAAP
Total assets	756,394	2,334,233	2,090,880	1,745,170	1,693,698	1,176,801
Minority interest	115,160	355,385	357,062	378,404	367,012	108,947
Total shareholders’ equity	375,361	1,158,364	921,716	587,740	502,801	370,250

CASH FLOW DATA

Argentine GAAP
Net cash provided by operating activities	63,087	194,685	93,490	74,691	93,945	54,313
Net cash used in investing activities	(44,254)	(136,567)	(126,682)	(97,186)	(40,603)	(21,084)
Net cash (used in) provided by financing activities	(11,914)	(36,767)	52,868	(47,649)	109,439	(41,427)
U.S. GAAP
Net cash provided by operating activities	62,407	192,589	105,655	92,378	55,135	11,871
Net cash used in investing activities	(41,700)	(128,687)	(141,746)	(105,061)	(52,260)	(21,049)
Net cash provided by (used in) financing activities	(11,914)	(36,767)	52,868	(47,649)	109,439	(41,427)
Effect of exchange rate changes on cash and cash equivalents	(1,874)	(5,784)	2,899	(8,081)	51,743	2,043
Effect of inflation accounting	—	—	—	—	(1,472)	39,113

OTHER FINANCIAL DATA

Argentine GAAP
Depreciation and amortization	26,349	81,313	74,961	68,519	80,547	26,297
Capital expenditures (8)	37,121	116,201	79,997	26,908	10,991	28,427
Ratio of current assets to current liabilities	1.149	1.149	1.253	1.022	1.576	0.228
Ratio of shareholders’ equity to total liabilities	1.847	1.847	1.515	1.233	0.988	0.749
Ratio of non-current assets to total assets	0.824	0.824	0.846	0.882	0.857	0.880
Profitability (9)	0.071	0.071	0.093	0.099	0.430	(0.684)

(1)	Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina as of June 30, 2006 which was Ps. 3.086 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Sums may not total due to rounding.
(2)	In thousands of constant Pesos of June 30, 2006, except for ratios and share data. Includes adjustment by inflation as of February 28, 2003. Sums may not total due to rounding.

(3)	Includes results from temporary investments in affiliated companies and gain (loss) from holding investment in real estate assets. See Note 7 to our Consolidated Financial Statements.
(4)	We have calculated earnings per share data under Argentine GAAP and U.S. GAAP based on the weighted average number of common shares outstanding during the respective period. Each Global Depositary Shares (“ADS”) represents ten common shares.
(5)	Under both Argentine and U.S. GAAP we have considered the diluted effects of our outstanding convertible notes and warrants. However, under U.S. GAAP, we have used the treasury-stock method in calculating the diluted effect of the outstanding warrants. In addition, the computation of diluted net income per share / ADS under U.S. GAAP for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share / ADS. Each ADS represents ten common shares.
(6)	Includes short-term debt, the current mortgages payable and the current portion of the seller financing.
(7)	Includes long-term debt, the non-current mortgages payable and the non-current portion of the seller financing.
(8)	Includes the purchase of fixed assets and undeveloped parcels of lands..
(9)	Ratio of net income (loss) to average Shareholders’ Equity (simple average between the fiscal year’s shareholders equity and the shareholders’ equity for the preceding year).
(10)	As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. The Company does not charge any mark up on reimbursable costs. These expenses are incurred and paid by the Company and then passed through to tenants as reimbursable costs. Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the financial statements. Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, "Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred," and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet. Prior year amounts have been modified to reflect this disclosure difference.

Exchange Rates

The following table presents the high, low, average and period closing exchange rate for the purchase of dollars stated in nominal Pesos per dollar. The exchange rate between Peso and dollar prevailing on October 31, 2006, was Ps.3.089 = US$1.00.

Nominal Exchange Rates

	Exchange Rate(4)
	High (1)	Low (2)	Average (3)	Period Closing
Fiscal year ended June 30, 2002	3.7400	0.9990	1.8206	3.7900
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Month ended July 31, 2006	3.0860	3.0720	3.0813	3.0720
Month ended August 31, 2006	3.0970	3.0690	3.0799	3.0960
Month ended September 30, 2006	3.1070	3.0940	3.1002	3.1040
Month ended October 31, 2006	3.1070	3.0890	3.0982	3.0890

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(3)	Average month closing exchange rates.
(4)	All prices are mid market prices

Source: Central Bank.

Fluctuations in the Peso-dollar exchange rate may affect the equivalent in dollars of the price in Pesos of securities on the Buenos Aires Stock Exchange. Increases in Argentine inflation or devaluation of the Argentine currency could have a material adverse effect on our operating results.

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

Risks Related to Argentina

Argentina’s current growth and stabilization may not be sustainable

During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past three years, uncertainty remains as to whether the current growth and relative stability are sustainable. The Argentine economy remains fragile for the following reasons:

•	unemployment remains high;

•	the availability of long-term fixed rate credit remains low;

•	investment as a percentage of GDP remains low;

•	the current fiscal surplus could become a fiscal deficit;

•	the current trade surplus could reverse into a trade deficit;

•	inflation has risen recently and threatens to accelerate;

•	the regulatory framework continues to be uncertain;

•	the country’s public debt remains high and international financing is limited; and

•	the recovery has been dependent to some extent on high commodity prices which are volatile and outside the control of the country, and excess capacity which has reduced considerably.

Substantially all of our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the economic conditions prevailing in Argentina. Although the economic situation in Argentina has improved, instability is still prevalent and no assurance can be given that macroeconomic conditions in Argentina will note deteriorate again.

Inflation may rise again, causing adverse effects on the Argentine real estate markets as well as the Argentine economy generally

After several years of price stability, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002, before substantially stabilizing in 2003. However, inflationary pressures have since reemerged with consumer prices increasing by 6.1% per annum during 2004 and increasing by 12.3% in 2005. As of October 31, 2006, inflation had an annual increase of 10.5%.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment could slow the rebound in the real estate market and may also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

Argentina’s sovereign debt restructuring and the early prepayment to the International Monetary Fund (the “IMF”) may create certain additional uncertainties, and the Argentine government may face future litigation that could have an impact on Argentina’s ability to obtain financing from international markets and economic growth.

After defaulting on over US$144.5 billion in external debt and as part of the debt restructuring process, the Argentine government consummated a debt exchange offer in the first quarter of 2005 with a rate of participation by bondholders of approximately 76% and an aggregate tendered amount of US$62.3 billion. The settlement of the debt exchange was completed on June 2, 2005 due to a delay resulting from legal action by certain bondholders who did not participate in the exchange offer that attempted to attach the tendered bonds. Despite the high levels of acceptance of the exchange offer, the amounts not tendered for exchange totaled approximately US$20 billion. Some bondholders in the United States, Italy and Germany filed legal actions against Argentina that are still pending resolution, and holdout creditors may initiate new suits in the future. Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with holdout creditors may prevent the Argentine government from accessing the international capital markets for the foreseeable future. Moreover, after consummation of the exchange offer, Argentina’s sovereign debt is still significant and may inhibit economic growth and result in lower fiscal surpluses that could further restrict the ability to repay outstanding debt. Under these circumstances, we cannot assure you that the economy will not suffer additional shocks.

Following settlement of Argentina’s sovereign debt restructuring, the IMF agreed to a one-year extension of Argentina’s scheduled repayment of debt due to the IMF and on December 15, 2005, the Argentine government announced its intention to prepay all of its outstanding debt with the IMF, totaling US$9.5 billion, using reserves available at the Argentine Central Bank (“Central Bank”). On January 3, 2006, the Argentine government made the prepayment of its outstanding debt with the IMF using foreign reserves of the Central Bank that were in excess of the amounts necessary to support 100% of Argentina’s monetary base. The reduction of the Central Bank’s foreign-currency reserves may weaken Argentina’s ability to overcome economic deterioration however, in October 2006 the Central Bank recovered the reserves level previous to the prepayment of its outstanding debt with the IMF. Without international private financing Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Central Bank to adopt measures to combat inflation and could adversely affect Argentina’s economic growth and public finances, which could adversely affect our business, financial conditions or results of operations. In addition, without the restrictions on spending imposed by the IMF arrangement, Argentina may again experience significant government spending which could result in renewed inflation and other adverse economic consequences.

The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future creating uncertainty as to Argentina’s economic future what may have a material adverse effect on the results of our operations and financial condition.

The economic policies of the Argentine government as well as any future depreciation of the Peso against the U.S. Dollar might have an adverse impact on our financial condition and the results of our operations. The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future.

Law No. 25,561, promulgated on January 6, 2002, called Public Emergency and Foreign Exchange Regime Reform Law (“Public Emergency Law”), put an end to over a decade of one-to-one parity between the U.S. Dollar and the Peso authorizing the Argentine government to set the exchange rate. Subsequent to the devaluation of the Peso in early 2002 and since the beginning of the economic crisis, there have been significant fluctuations in the value of the Peso causing repeated Central Bank interventions to stabilize the Peso through purchases and sales of U.S. Dollars. As of November 30, 2006, the exchange rate was Ps. 3.0693 per U.S. Dollar after a peak of Ps.3.90 per U.S. Dollar on June 25, 2002.

Substantially all of our revenues and assets as of June 30, 2006 are located in Argentina and as a result of the enactment of the Public Emergency Law, they are calculated and collected in Pesos. Consequently, our total assets have depreciated against our indebtedness denominated in foreign currency. However, as of June 30, 2006, 89% of our outstanding debt, amounting to Ps.176.9 million (equivalent to approximately US$58.3 million ) , was denominated in U.S. Dollars. Moreover, our US$100 million convertible notes (US$27.6 million outstanding as of November 9, 2006) and Alto Palermo’s US$50 million convertible notes (US$47.3 million outstanding as of October 11, 2006) are U.S. Dollar-denominated.

Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition, and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues. Moreover, our Peso-denominated monetary assets and liabilities could be affected by the introduction of different inflation adjustment indexes. We cannot assure you that the policies to be implemented by the Argentine government in the future will stabilize the value of the Peso against foreign currencies. Therefore, the Peso may continue to be subject to significant fluctuations and further depreciations that might significantly and adversely affect our financial condition and the results of our operations.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy

During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s ongoing economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. Future government policies to avoid or address social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited and can be expected to continue to limit the availability of international credit and may prevent us from servicing our foreign currency denominated debt obligations

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the Peso. In addition, the government issued Decree No. 616/2005 that established new controls on capital inflows that could result in less availability of international credit. Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede our ability to make payments abroad and your ability to receive payments of principal and interest as a holder of notes.

By contrast, according to Communication “C” 43075 dated September 26, 2005, inflows of foreign currency by a non-resident and to be applied to payment obligations under a purchase agreement (including installment payments) concerning real estate under construction may be registered as foreign direct investments, provided that certain conditions are met.

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

Although most capital outflow restrictions with regards to imports of goods, payment of interest, utilities, dividends and financial debts, have been eliminated, there can be no assurance that the Central Bank will not reverse its position and once again restrict payments of principal and interest outside of Argentina. If more stringent restrictions are imposed by the Central Bank, we may be unable to make payments of principal and interest on our foreign currency-denominated debt obligations. If that were to occur, we would likely suffer payment defaults on our existing debt obligations, and such defaults would likely have a material adverse effect on our financial condition and prospects and our ability to service our external debt obligations.

The Argentine economy could be adversely affected by economic developments in other global markets

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy.

Shocks of a similar magnitude to the international markets in the future can be expected to affect adversely the Argentine economy and therefore our business.

You may not be able to enforce your claims in Argentina.

We are a corporation (sociedad anónima) organized under the laws of Argentina. Most of our shareholders, directors, members of our supervisory committee, members of our executive committee, officers and certain experts named herein reside principally in Argentina and substantially all of our assets are located in Argentina. Under Argentine law, enforcement of foreign judgments would be recognized provided that the requirements of Articles 517 through 519 of the National Code of Civil and Commercial Procedure are complied with, including, that the judgment does not violate principles of public policy of Argentine law, as determined by the Argentine courts. We cannot assure you that an Argentine court would not deem the enforcement of foreign judgments requiring us to make payments under the notes in foreign currency outside of Argentina to be contrary to Argentine public policy, if at that time there are legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina to cancel indebtedness.

Risks Related to our Business

Our performance is subject to risks associated with our properties and with the real estate industry.

Our economic performance and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•	downturns in the national, regional and local economic climate;

•	competition from other office, industrial and commercial buildings;

•	local real estate market conditions, such as oversupply or reduction in demand for office, or other commercial or industrial space;

•	changes in interest rates and availability of financing;

•	the exercise by our tenants of their legal right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•	significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•	declines in the financial condition of our tenants and our ability to collect rents from our tenants;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property; and

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes).

Our investment in property development or redevelopment may be less profitable than we anticipate.

We are engaged in the development and construction of office space, retail and residential properties, frequently through third-party contractors. Risks associated with our development, re-development and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed our original estimates for reasons including raises in interest rates, or increases in the costs of materials and labor, making a project unprofitable;

•	occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investment;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	the unavailability of favorable financing alternatives in the private and public debt markets;

•	sale prices for residential units may be insufficient to cover development costs;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

•	we may be unable to obtain, or may face delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or we may be affected by building moratoria and anti-growth legislation.

We face risks associated with property acquisitions.

We have in the past acquired, and intend to acquire in the future, properties, including large properties (such as our acquisition of Abasto de Buenos Aires or Alto Palermo Shopping) that would increase our size and potentially alter our capital structure. Although we believe that the acquisitions that we have completed in the past and that we expect to undertake in the future have, and will, enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	we may not be able to obtain financing for acquisitions on favorable terms;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;

•	acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures; and

•	we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies.

Acquired properties may subject us to unknown liabilities.

Properties that we acquire may be subject to unknown liabilities for which we would have no recourse, or only limited recourse, to the former owners of such properties. As a result, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes);

•	liabilities incurred in the ordinary course of business.

Demand for our premium properties which target the high-income demographic, might be insufficient.

We have focused on development projects intended to cater to upper-middle income individuals and have entered into property swap agreements pursuant to which we contribute our undeveloped properties to ventures with developers who will deliver to us units in full-service apartments in premium locations of downtown Buenos Aires, such as the Renoir towers. These developments are currently estimated to be completed in 2008 and will bring to the market over 11,500 square meters of high quality residential apartments. At the time the developers return these properties to us, demand for premium apartments could be significantly lower than we currently project. In such case, we would be unable to sell these apartments at the prices or in the time frame we estimated, which could have a material adverse effect on our financial condition and results of operations.

Some of the land we purchase is not zoned for development purposes, and we may be unable to obtain, or may face delays in obtaining the necessary zoning and other permits.

We own several plots of land which are not currently zoned for development purposes or for the type of developments we propose, including Santa María del Plata, Puerto Retiro and Terrenos de Caballito. In addition, we do not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorization, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, we may be affected by building moratoria and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

We currently carry liability, fire, extended coverage and rental loss insurance on all of our properties. Although we believe the policy specifications and insured limits of these policies are generally customary, there are types of losses, such as lease and other contract claims and terrorism and acts of war that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property.

In addition, we cannot assure you that we will be able to renew insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive. Moreover, we do not purchase life or disability insurance for any of our key employees. If any of our key employees were to die or become incapacitated, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

It may be difficult to buy and sell real estate quickly, and transfer restrictions apply to some of our properties.

Real estate investments are relatively illiquid, and this tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. A significant portion of our properties are mortgaged to secure payment of indebtedness, and if we are unable to meet our mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In transactions of this kind, we may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

The loss of significant tenants could adversely affect both the operating revenues and value of our shopping center and other rental properties.

If certain of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be materially affected. Our shopping centers and, to a lesser extent, our office buildings are typically anchored by well-known department stores and other significant tenants who generate shopping traffic at the mall. A decision by anchor tenants to cease operations at our shopping centers or office buildings could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of operations. The closing of anchor tenants may induce other anchors and/or tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. The bankruptcy and/or closure of significant tenants, if we are not able to successfully re-tenant the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

The real estate industry in Argentina is increasingly competitive

Our real estate and construction activities are highly concentrated in the Buenos Aires metropolitan area, an area where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors.

Furthermore, the Argentine real estate industry generally is highly competitive and fragmented, and does not have high-entry barriers restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including foreign companies working in partnerships with local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

Our shopping center business is subject to competition.

Many of our properties are located close to other shopping centers, numerous retail stores and residential properties. The number of comparable properties located in the vicinity of our properties could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the rent price or the sale price that we are able to charge. Although to date there have been few companies competing with us for shopping center properties, we cannot assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. As additional companies become active in the Argentine shopping center market, such increased competition could have a material adverse effect on our results of operations.

We are subject to risks inherent to the operation of shopping centers that may affect our profitability.

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

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation would reduce consumer spending in Argentina, lowering tenants’ sales and forcing some of them to leave our shopping centers. This could affect the revenues from the shopping center activity.

We are subject to payment default risks due to our investments in credit card businesses through our subsidiary Alto Palermo.

Our subsidiary Alto Palermo owns an 80% interest in Tarshop S.A., a credit card company which originates credit card accounts to promote sales from Alto Palermo’s tenants and other selected retailers. During the fiscal year ended June 30, 2006, Tarshop had net revenues of Ps.122.9 million, representing 34% of Alto Palermo’s revenues and 21.3% of our consolidated revenues for such fiscal year. Credit card businesses such as Tarshop are adversely affected by defaults or late payments by card holders on credit card accounts, by difficulties enforcing collection of payments, by fraudulent accounts and by the writing off of past due receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond our control which among others, include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	increases in unemployment; and

•	erosion of real and/or nominal salaries.

These and other factors may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s credit card business. In addition, if our credit card business is adversely affected by one or more of the above factors, the quality of our securitized receivables is also likely to be adversely affected. Therefore, we would be adversely affected to the extent that we hold an interest in any such securitized receivables.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We have had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2006, our consolidated financial debt amounted to Ps.391.4 million (including accrued and unpaid interest and deferred financing costs). The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could place us at a disadvantage compared to our competitors who are less leveraged and limit our ability to react to changes in market conditions, changes in the real estate industry and economic downturns. Although we have successfully restructured our debt we cannot assure you that we will not relapse and become unable to pay our obligations.

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

The full-service segment of the lodging industry in which our hotels operate is highly competitive. The operational success of our hotels is highly dependant on our ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. Our hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition, the profitability of our hotels depends on:

•	our ability to form successful relationships with international and local operators to run our hotels;

•	changes in tourism and travel patterns, including seasonal changes; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection and other requirements, all of which affect our ability to acquire land, develop and build projects and negotiate with customers. In addition, the companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintain our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or interpret existing laws and regulations in a more restrictive manner, which may force us to spend funds to comply with such new rules. Development activities are also subject to risks relating to the inability to obtain or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such actions from the public authorities may have an adverse effect on our business.

In the past, in response to housing shortages, high rates of inflation and difficulties in accessing to credit, the Argentine government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of our leases provide that the tenants pay all costs and taxes related to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership or operation or leasing of properties in Argentina could negatively affect the Argentine real estate market and the rental market and materially and adversely affect our operations and profitability.

Our development activities depend on our ability to obtain and maintain zoning, environmental, land-use and other governmental approvals

We own several substantial plots of land which are not zoned for the type of development we propose, including Santa María del Plata, Puerto Retiro and Terrenos de Caballito. In addition, we do not yet have the required building, occupancy and other governmental permits and authorizations that we will need to be able to develop these properties as we currently propose. As a result, we cannot assure you that we will be successful in our attempts to rezone such land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, we may be affected by building moratoria and anti-growth legislation, particularly in the City of Buenos Aires. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects, we may be forced to make unwanted modifications to such projects or abandon them altogether which could have a material adverse effect on our financial condition and results of operations.

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

As a result of the foregoing, we are exposed to the risk of increases of inflation under our leases and the exercise of rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workload of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally takes between six months and two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding office rental space has been very low, approximately 2%, and we have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on our financial condition and results of operation.

Our assets are concentrated in the Buenos Aires area.

Our principal properties are located in the City of Buenos Aires and the Province of Buenos Aires, and a substantial portion of our revenues are derived from such properties. For the fiscal year ended June 30, 2006, more than 85% of our consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although we own properties and may acquire or develop additional properties outside Buenos Aires, we expect to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations.

We face risks associated with potential expansion to other Latin American Markets.

From 1994 to 2002 we had substantial investments outside of Argentina, including Brazil Realty, which we sold in 2002 and Fondo de Valores Inmobiliario in Venezuela, which we sold in 2001. We continue to believe that Brazil and other Latin American countries offer attractive opportunities for growth in the real estate sector. We will continue to consider investment opportunities outside of Argentina as they arise.

Investments in Brazil and other Latin American countries are subject to significant risks including sovereign risks and risks affecting these countries’ real estate sector. These risks include competition by well-established as well as new developers, unavailability of financing or financing on terms that are not acceptable to us, exchange rate fluctuations, lack of liquidity in the market, rising construction costs and inflation, extensive and potentially increasing regulation and bureaucratic procedures for obtaining permits and authorizations, political and economic instability that may result in sharp shifts in demand for properties, risks of default in payment and difficulty of evictions for defaulting tenants.

If the court extends Inversora Dársena Norte S.A.’s bankruptcy to Puerto Retiro we will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On November 18, 1997, in connection with our acquisition of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine Federal Government seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”).

In 1991, Indarsa had purchased 90% of Tandanor, a formerly government owned company, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993 Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. The Argentine Government sustains the Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result of this, , through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and persons.. In particular, the Argentine Government has requested the extension of Indarsa’s bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

On April 18, 2001, the trial began, and a measure prohibiting our disposition of this plot of land is still in effect. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps 46.5 million as of June 30, 2006, would be lost. As of June 30, 2006, we had not established any reserve in respect of this contingency.

The management and legal advisors of Puerto Retiro S.A. estimates that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

If Alto Palermo cannot reach an agreement with sellers regarding our acquisition of a significant interest in the Neuquén Project, the sale may be voided and Alto Palermo may not recover its original investment.

On July 6, 1999, Alto Palermo acquired 94.6% ownership of Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps.4.2 million. Shopping Neuquén’s sole asset is a plot of land of approximately 50,000 square meters on which we seek to build a shopping center. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex, none of which have begun. Alto Palermo paid Ps.0.9 million on September 1, 1999, and the remaining Ps.3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. Alto Palermo did not pay the balance of the purchase price. On August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against Alto Palermo seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs. In September 2003, Alto Palermo answered the complaint and raised several defenses including, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. Alto Palermo also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to Alto Palermo’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus Alto Palermo’s contract readjustment claim was inadmissible. The matter is currently subject to appeal, as the ruling of the trial court was appealed by both former shareholders of Shopping Neuquén and Alto Palermo. If Alto Palermo cannot reach agreement with the former owners of Shopping Neuquén, Alto Palermo would be compelled to pay the sum the court determines. As of June 30, 2006, the Ps.3.3 million deferred balance of the purchase price remains unpaid.

Alto Palermo is engaged in litigation with the Municipality of Neuquén

In June 2001, Shopping Neuquén filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already made by Shopping Neuquén would be lost and passed on to the Municipality of Neuquén, leaving Shopping Neuquén with no right to compensation.

On January 21, 2003, Shopping Neuquén submitted its response to the Decree 1437/02 requesting its revocation and requesting permission to submit a new construction timetable., which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting these requests. On June 25, 2003, Shopping Neuquén filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén had expired. The decision, however, is not final. Alto Palermo filed an appeal, but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible Alto Palermo will file an appeal directly with the Federal Supreme Court.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new time table to implement the commercial and housing project. In addition, Shopping Neuquén will be empowered to transfer to third parties further subdivisions of the plot of land owned by Shopping Neuquén, provided that the plot to be transferred is not the one in which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disapproved by the City Council, such agreement will be void.

Property ownership through joint ventures may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in the shopping center segment, we own 61.5 % of Alto Palermo Shopping, while Parque Arauco S.A. owns another 29.6%. In the development and sale segment, we have a majority ownership interests in various properties, including 61.5% ownership of Predio Phillips, 83% ownership of Pereiraola, 83% of Abril/Baldovinos. We also hold a minority interest of 50% in Puerto Retiro. In the hotels segment, we own 50% of the Llao Llao Hotel, while another 50% is owned by the Sutton Group. We own 80% of the Hotel Libertador, while 20% is owned by Hoteles Sheraton de Argentina S.A. On the financial services sector, we own 11.8% of Banco Hipotecario, while the Argentine government has a controlling interest in it.

We could become engaged in a dispute with one or more of our joint venture partners that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners may have competing interests in our markets that could create conflicts of interest. If the objectives of our joint venture partners are inconsistent with our own objections, we will not be able to act exclusively in our interests.

If one or more of the investors in any of our jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on our financial performance. Should a joint venture partner become bankrupt, we could become liable for our partner’s share of joint venture liabilities.

We may not be able to recover the mortgage loans we have provided to purchasers of units in our residential development properties.

In recent years, we provided mortgage financing to purchasers of units in our residential development properties. Before January 2002, our mortgage loans were U.S. Dollar-denominated and accrued interest at a fixed interest rate generally ranging from 10% to 15% per year and for terms generally ranging from one to fifteen years. However, on March 13, 2002, the Central Bank converted all U.S. Dollar denominated debts into Peso denominated debts at the exchange rate of Ps.1.00 to U.S. Dollars 1.00. In addition, the Central Bank imposed maximum interest rates of 3% for residential mortgage loans to individuals and 6% for mortgage loans to businesses. These regulations adversely affected the U.S. Dollar value of our outstanding mortgages, which on June 30, 2006, approximately Ps. 33.1 million.

Beside risks normally associated with providing mortgage financing, including the risk of default on principal and interest, other regulatory risks such as suspension of foreclosure enforcement proceedings could adversely affect our cash flow. Argentine law imposes significant restrictions on our ability to foreclose and auction properties. Thus, when there is a default under a mortgage, we do not have the right to foreclose on the unit. Instead, in accordance with Law No. 24,441, in order to reacquire a property we are required to purchase it at a court ordered public auction, or at an out-of-court auction. However, the Public Emergency Law temporarily suspended all judicial and non-judicial mortgage and pledge enforcement actions. Several laws and decrees extended this mortgage foreclosure suspension period, most recently on June 14, 2006 which established a 180-day suspension period for mortgage foreclosure proceedings affecting debtors’ only dwellings and where the original loan was no higher than Ps.100,000.

Law No. 25,798 enacted November 5, 2003, and implemented by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to restructure delinquent mortgage payments to prevent foreclosures on debtor’s only dwelling (the “Mortgage Refinancing System”). The Mortgage Refinancing System establishes a trust over assets contributed by the Argentine government and income from restructured mortgage loans. Banco de la Nación Argentina, in its capacity as trustee of said trust, enters into debt restructuring agreements with delinquent mortgage debtors establishing the following terms: (i) a grace period on the mortgage loan of one year and (ii) monthly installment payments on the mortgage loan not to exceed 30% of the aggregate income of the family living in the mortgaged property. Banco de la Nación Argentina then subrogates the mortgagee’s rights against the debtor, by issuing notes delivered to the mortgagee to settle the amounts outstanding on the mortgage loan. The sum restructured under the Mortgage Refinancing System may not exceed the appraisal value of the property securing the mortgage after deducting any debts for taxes and maintenance. The Mortgage Refinancing System was established for a limited period of time, during which parties to a mortgage loan agreements could opt to participate in it. However, it was extended by a number of decrees and laws.

Recently enacted Law No. 26.167 established a special proceeding to replace ordinary trials regarding the enforcement of mortgage loans, by virtue of which creditors have 10 days to inform the amounts owed to them and later agree with the debtor on the amount and terms of payment. In case of failure by the parties to reach an agreement, payment conditions are to be determined by the judge.

We cannot assure you that laws and regulations relating to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect our business, financial condition or result of operations.

We are dependent on our chairman Eduardo Elsztain and certain other senior managers.

Our success depends on the continued employment of Eduardo S. Elsztain, our chief executive officer, president and chairman of the board of directors, who possess significant expertise and knowledge of our business and industry. The loss of or interruption in his services for any reason could have a material adverse effect on our business. We cannot assure you that we would be able to find an appropriate replacement should the need arise. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, and if we are not it would likely have a material adverse effect on our financial condition and results of operations.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain. As of September 30, 2006, such beneficial ownership consisted of:

•	6,243,354 of our common shares owned by Inversiones Financieras del Sur S.A. (“IFISA”), a company to which Mr. Eduardo S. Elsztain is the sole beneficial owner;

•	116,305,767 of our common shares owned by Cresud S.A.C.I.F. y A. (“Cresud”), a company controlled by Mr. Eduardo S. Elsztain.

Conflicts of interest between our management, our Company and our affiliates may arise in the performance of our respective business activities. Mr. Elsztain also beneficially owns (i) approximately 21.13% of the common shares of Cresud, and (ii) approximately 61.54% of the common shares of our subsidiary Alto Palermo. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we have significant currency exposure.

As of September 30, 2006, the majority of our liabilities, such as our unsecured loan agreement, our Series 3 secured floating rate notes due 2009, the mortgage loan to Hoteles Argentinos, our convertible notes and Alto Palermo’s convertible notes are denominated in U.S. Dollars while our revenues and most of our assets as of September 30, 2006 are denominated in Pesos. This currency gap exposes us to risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition, and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

Our subordinated interest in Tarshop’s securitized assets may have no value.

Tarshop S.A., an Alto Palermo subsidiary, is a credit card company that originates credit card accounts to promote sales from Alto Palermo’s tenants and other selected retailers. Tarshop’s accounts receivables, which consist of cash flows from sales on credit, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but it also remains a beneficiary of these trust accounts by holding, as of September 30, 2006, Ps. 49.7 million worth of these participation certificates.

We cannot assure you that collection of payments from credit card accounts will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation.

Risks Related to our Investment in Banco Hipotecario

Our investment in Banco Hipotecario subjects us to risks affecting Argentina’s highly regulated banking sector.

As of June 30, 2006, we owned 11.8% of Banco Hipotecario which represented 9.5% of our consolidated assets at such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of its loan portfolio, its financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003, and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

Financial institutions in Argentina are subject to significant regulation by the Central Bank and certain other regulatory authorities. Measures adopted by the Central Bank have had and may continue to have a material adverse effect on Banco Hipotecario’s financial condition and results of operations. On July 25, 2003, the Central Bank announced its intention to adopt new capital adequacy requirements that it will implement gradually through 2009. In addition, the IMF and other multilateral agencies encouraged the Argentine Government to impose minimum capital adequacy, solvency and liquidity requirements consistent with international standards, which could impose material operating restrictions on Banco Hipotecario.

Laws and decrees implemented during the economic crisis in 2001 and 2002 have substantially altered contractual obligations affecting Argentina’s financial sector. Recently, various initiatives have been presented to the Argentine Congress intended to reduce or eliminate a portion of the mortgage loan portfolio on the debt owed to Banco Hipotecario. Also, there have been certain initiatives intended to review the terms pursuant to which Banco Hipotecario was privatized. As a result, we cannot assure you that the Argentine legislature will not enact new laws that will have a significant adverse effect on Banco Hipotecario’s shareholders’ equity or that, if this were to occur, the Argentine Government would compensate Banco Hipotecario for the resulting loss. The future outcome of the uncertainties described above could have an adverse effect on the value of our investment in Banco Hipotecario.

Government intervention on mortgage loans may have an adverse effect on Banco Hipotecario’s mortgage loans performance.

On November 29, 2006, Law No. 26,177 created the “Unidad de Reestructuración” which will consider the possibility of restructuring the whole mortgage loans, between the debtors and the old Banco Hipotecario (state-owned corporation). These and other measures may have a future impact in Banco Hipotecario’s mortgage loans performance.

Banco Hipotecario relies on mortgage lending and may not be able to implement successfully its new diversification strategy.

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historical concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on the demand for new mortgage loans and the asset quality of outstanding mortgage loans.

In light of the economic conditions in Argentina, Banco Hipotecario cannot rely exclusively on mortgage lending and related services. Although Banco Hipotecario has adopted a new business strategy to diversify its banking business, it must overcome significant challenges to implement this strategy including, among others, its lack of experience and client relationships outside the mortgage sector, the existence of large, well-positioned competitors and significant political, regulatory and economic uncertainties in Argentina. As a result, we cannot give any assurance that Banco Hipotecario will be successful in developing significant retail banking activities in the future. If Banco Hipotecario is unable to effectively transition to a new and viable operating model, the value of our substantial investment in Banco Hipotecario would likely be materially and adversely affected.

Banco Hipotecario may not be successful in its diversification strategy given recent disagreements with the Argentine government.

Banco Hipotecario faces significant challenges in seeking to develop its business plan through internal growth and therefore continuously explores acquisition opportunities. The pace of change in the Argentine financial system may require Banco Hipotecario to take advantage of opportunities and make decisions on an expedited basis, which may prove difficult to accomplish given applicable regulatory requirements and the requirement that the Argentine government, as one of its shareholders, approve certain transactions. These acquisition opportunities may require Banco Hipotecario to incur additional debt or other direct or contingent liabilities, and its ability to incur such liabilities is limited. In addition, any such acquisitions would likely divert a significant amount of its management’s attention to the integration of these businesses into Banco Hipotecario’s current operations.

The Argentine government, one of Banco Hipotecario’s major shareholders, has a “golden share”, meaning that it has an effective veto in respect of transactions involving any merger Banco Hipotecario may contemplate. In 2005, Banco Hipotecario entered into an agreement to acquire an important bank in Argentina, but the Argentine Government did not approve the proposed acquisition and as a result it was not consummated. If we, as shareholders, are not able to receive government support to successfully implement new business strategies, Banco Hipotecario’s ability to implement such strategies may be materially and adversely affected.

The Argentine government may prevail in all matters to be decided at a Banco Hipotecario’s general shareholders meeting.

According to the Privatization Law and Banco Hipotecario’s by-laws, holders of Class A and Class D Shares have special voting rights relating to certain corporate decisions. Whenever such special rights do not apply (with respect to the Class A Shares and the Class D Shares) and in all cases (with respect to the Class B Shares and the Class C Shares), each share of common stock entitles the holder to one vote. Pursuant to Argentine regulations, Banco Hipotecario may not issue new shares with multiple votes.

The holders of Class D Shares have the right to elect nine of Banco Hipotecario’s board members and their respective alternates. In addition, for so long as Class A Shares represent more than 42.0% of Banco

Hipotecario’s capital, the Class D Shares shall be entitled to three votes per share, provided that holders of Class D Shares will be entitled to only one vote per share in the case of a vote on:

•	a fundamental change in Banco Hipotecario’s corporate purpose;

•	a change in Banco Hipotecario’s domicile outside of Argentina;

•	dissolution prior to the expiration of Banco Hipotecario’s corporate existence;

•	a merger or spin-off after which Banco Hipotecario would not be the surviving corporation;

•	a total or partial recapitalization following a mandatory reduction of capital; and

•	approval of voluntary reserves, other than legally mandated reserves, when their amount exceeds Banco Hipotecario’s capital stock and its legally mandated reserves.

In addition, irrespective of what percentage of Banco Hipotecario’s outstanding capital stock is represented by Class A Shares, the affirmative vote of the holders of Class A Shares is required to adopt certain decisions. Class D Shares will not be converted into Class A Shares, Class B Shares or Class C Shares by virtue of their reacquisition by the Argentine government, PPP (Programa de Propiedad Participada) participants or companies engaged in housing development or real estate activities.

According to the Privatization Law, there are no restrictions on the ability of the Argentine government to dispose of its Class A shares, and all but one of such shares could be sold to third parties in a public offering. If the Class A shares represent less than 42% of Banco Hipotecario’s total voting stock as a result of the issuance of new shares other than Class A shares, or otherwise, the Class D shares we hold will automatically lose their triple voting rights. If this were to occur, we would likely lose our current ability, together with our affiliates that also hold Class D shares of Banco Hipotecario, to exercise substantial influence over decisions submitted to the vote of Banco Hipotecario’s shareholders.

Banco Hipotecario’s mortgage loan portfolio is not adequately indexed for inflation and any significant increase in inflation could have a material adverse effect on its financial condition.

In accordance with Emergency Decree 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002, by application of the Coeficiente de Estabilización de Referencia, or CER, a consumer price inflation coefficient. On May 6, 2002, the executive branch issued a decree providing that mortgages originally denominated in U.S. Dollars and converted into Pesos pursuant to Decree No. 214/2002 on property constituting a borrower’s dwelling may be adjusted for inflation only pursuant to CVS index, which during 2002 was significantly less than inflation as measured by the wholesale price index. Law No. 25,796 Section 1, effective April 1, 2004, eliminated the use of the CVS as an indexation mechanism, as applied to the relevant portion of Banco Hipotecario’s mortgages. During 2005, the CER was 11.75% and the wholesale price index 10.7%, while for the six months of 2006 the CER and wholesale price index increased by 5.77% and 5.0%, respectively. Argentina’s history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. As a result of the high inflation in Argentina in 2002 and 2003, Banco Hipotecario’s mortgage portfolio experienced significant erosion in value. If inflation were to increase significantly once again, it may continue to materially erode value. Accordingly, an increase in Banco Hipotecario’s funding and other costs due to inflation may not be offset by indexation, which could adversely affect its liquidity and results of operations.

Banco Hipotecario’s mortgage loan portfolio was materially and adversely affected by the devaluation of the Peso and may be further impacted by future fluctuations in exchange rates.

While the one-to-one Peso-U.S. Dollar parity was in effect, Banco Hipotecario had no exchange rate risk with respect to its Peso-denominated revenues. However, its repeal on January 7, 2002, and the subsequent devaluation of the Peso have had the effect of significantly reducing its shareholders’ equity and Banco Hipotecario’s net income. This is also a consequence of the mismatch between Banco Hipotecario’s Peso-denominated revenues and its significant U.S. Dollar obligations, particularly in light of the pesification of its U.S. Dollar-denominated mortgage loans described below. On January 11, 2002, the Peso began to float freely for the first time in eleven years trading at Ps.1.40 = US$1.00; however, the Peso has devalued significantly, trading as low as Ps.3.90 = US$1.00 in June 2002, as reported by Banco de la Nación Argentina. Since then, the value of the Peso has begun to recover and on October 31, 2006, the exchange rate as reported by Banco de la Nación Argentina was approximately Ps.3.089 = US$1.00.

Beginning on February 3, 2002, the Argentine government converted (i) certain foreign currency-denominated debts into Peso-denominated debts at a one-to-one exchange rate, (ii) certain foreign currency-denominated public sector debts into Peso-denominated debts at an exchange rate of Ps.1.40 per US$1.00 and (iii) foreign currency-denominated bank deposits into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00. As a result, 100% of Banco Hipotecario’s mortgage loans denominated in foreign currency were converted to Pesos at a one-to-one exchange rate and 100% of the Argentine government securities Banco Hipotecario held, including federal, provincial and municipal bonds, were converted to Pesos at an exchange rate of Ps.1.40 per US$1.00. On the other hand, less than 8% of its liabilities denominated in foreign currency were converted to Pesos at an exchange rate of Ps.1.40 per US$1.00, and the remainder of its liabilities remained denominated in foreign currency.

Due to the fact that Banco Hipotecario’s loan portfolio now generates interest income only in Pesos, any further devaluation of the Peso against the U.S. Dollar will further impair its ability to make payments on its liabilities denominated in such currencies. Moreover, although the Argentine government has issued National Government Compensating Bonds (“BODEN”), notes that are intended to compensate Banco Hipotecario in part for its losses resulting from pesification, Banco Hipotecario cannot assure us that the Argentine government will honor its obligations to deliver the additional BODEN to which Banco Hipotecario is entitled, or that any BODEN it may receive will be sufficient to compensate adequately for the harm caused by the asymmetric pesification of its assets and liabilities. Additionally, Banco Hipotecario cannot assure you that future exchange rate policies to be implemented by the Argentine government will not further affect its financial condition and the results of its operations; and if such were the case, Banco Hipotecario cannot ensure you that the Argentine government will compensate such differences nor up to which amount.

Due to interest rate and currency mismatches of Banco Hipotecario’s assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2006, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign currency denominated assets by approximately US$101 million. Substantially all of Banco Hipotecario’s foreign currency assets consist of dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not depreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

Because of Banco Hipotecario’s large holdings of BODEN and guaranteed government loans, Banco Hipotecario has significant exposure to the Argentine public sector.

On December 23, 2001, the Argentine government declared the suspension of payments on most of its sovereign debt, which as of December 31, 2001, totaled approximately US$144.5 billion, a substantial portion of which was restructured by the issuance of new bonds in the middle of 2005. Additionally, the Argentine government has incurred, and is expected to continue to incur, significant new debt obligations, including the issuance of compensatory bonds to financial institutions. As of September 30, 2006 Banco Hipotecario had a total of US$888.9 million of BODEN issued by the Argentine Government. At that same date, Banco Hipotecario also had a total of approximately US$50.2 million of guaranteed government loans. Given Banco Hipotecario’s BODEN holdings, Banco Hipotecario has a significant exposure to the Argentine government’s solvency. Further, defaults by the Argentine government on its debt obligations, including the BODEN and other government securities (such as the guaranteed government loans) held by Banco Hipotecario, would materially and adversely affect its financial condition which would in turn affect our investment.

Banco Hipotecario faces potential material litigation which could adversely affect its financial condition and results of operations.

As of August 31, 2006, approximately 3,895 borrowers of pre-1991 loans had initiated legal proceedings against Banco Hipotecario, alleging that the write-downs performed on the balance of such loans have been insufficient and did not comply with the Privatization Law. As of that date those loans had an aggregate outstanding balance of approximately Ps.88.5 million. If Banco Hipotecario does not prevail in these proceedings or settle the claims, or if more borrowers bring similar claims against them, Banco Hipotecario may need to effect substantial write-downs on the affected loans. The majority of the borrowers involved in this litigation have obtained a preliminary injunction ordering Banco Hipotecario to charge a lower service of capital and interest with respect to the amount previously determined. Banco Hipotecario can not assure you that additional borrowers will not bring similar lawsuits against them, objecting to the adequacy of the write-down on balances under the Privatization Law, nor that the courts will not issue other decisions against Banco Hipotecario’s lawsuits. In the event that Banco Hipotecario loses this litigation, is unable to settle claims or more borrowers bring similar claims against it, they may be required to write-down significant amounts that they had previously capitalized. Any one or more of these events may materially and adversely affect Banco Hipotecario’s business, financial condition or results of operations.

In addition, in May 2003, an Argentine court entered a judgment directing Banco Hipotecario to pay an amount that, at the date of the judgment, was approximately Ps.40 million in connection with a proceeding initiated by a private developer who received financing for the construction of certain projects. The developer alleged that Banco Hipotecario breached certain of the original conditions of the loan agreement, including failure to make funds available. Banco Hipotecario currently faces other similar claims by other private developers or construction companies that involve approximately Ps.269 million in the aggregate. Although Banco Hipotecario has appealed the judgment to the National Supreme Court and believes that its appeal may be successful, the possible confirmation of the judgment and/or eventual extension of the ruling to other proceedings could materially adversely impact Banco Hipotecario’s financial condition and results of operations.

An Argentine social security agency has also filed suit seeking summary judgment against Banco Hipotecario alleging that it owes Ps.335 million in employer contributions to the pension plan that were not made by Banco Hipotecario prior to its privatization by the Argentine government. This claim has been dismissed in a judgment entered by the lower court. Although the plaintiff has filed an appeal, Banco Hipotecario considers that the Privatization Law under which it was privatized clearly precludes them from being liable for these payments and establishes that this is an exclusive obligation of the Argentine government. Nonetheless, a court may rule against Banco Hipotecario and this may have a material adverse effect on its financial condition and results of operations.

A number of lawsuits filed against Banco Hipotecario by certain holders of their bonds could adversely affect Banco Hipotecario’s liquidity.

In the course of the last two years Banco Hipotecario has been sued in Argentine courts by individual bondholders seeking summary judgments (juicios ejecutivos) based on Banco Hipotecario’s defaulted payment of amounts due on its notes issued prior to its debt restructuring. In each of these lawsuits, the lower courts had rendered a decision favorable to holders of Banco Hipotecario’s existing notes. At the closing of Banco

Hipotecario’s exchange offer, existing bondholders, representing 5% of the principal amount subject to restructuring did not participate in the offering. Currently, approximately 2.5% of this debt remains outstanding. To the extent such bondholders initiate other lawsuits against Banco Hipotecario, Banco Hipotecario may be required to make additional payments to settle or satisfy possible adverse judgments which may adversely affect its liquidity.

Risks Related to the Global Depositary Shares and the Shares

Shares eligible for sale could adversely affect the price of our shares and Global Depositary Shares

The market prices of our common shares and Global Depositary Shares could decline as a result of sales by our existing shareholders of common shares or Global Depositary Shares in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The Global Depositary Shares are freely transferable under U.S. securities laws, including shares sold to our affiliates. Cresud, which as of June 30, 2006 owns approximately 26.7% of our common shares (or approximately 116,305,767 common shares which may be exchanged for an aggregate of 11,630,576 Global Depositary Shares), are free to dispose of any or all of its common shares or Global Depositary Shares at any time in its discretion. Sales of a large number of our common shares and/or Global Depositary Shares would likely have an adverse effect on the market price of our common shares and the Global Depositary Shares. Different Corporate Disclosure and Accounting Standards.

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

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a Passive Foreign Investment Company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2006, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, United States Holders of our shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADSs at a gain, as well as reporting requirements. Please see ‘‘Taxation-United States Taxation’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

ITEM 4. Information on the Company

A. History and Development of the Company

General Information

Our legal name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943 under Argentine law as a sociedad anónima (stock corporation), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and Global Depositary Shares representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54 (11) 4323-7400, and our website is www.irsa.com. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is P.O. Box 11258 Church Street Station, New York, New York 10286, and whose telephone is +1-610-312-5315.

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

Since 1996, through our subsidiary Alto Palermo, we expanded our real estate activities into the shopping center segment. As of June 30, 2006, Alto Palermo operated and owned majority interests in nine shopping centers, five of which are located in the City of Buenos Aires. Our shopping center segment had assets of Ps.1,243.1 million at June 30, 2006, representing 45.4% of our consolidated assets, and generated operating income of Ps.130.4 million during our 2006 fiscal year, representing 64.4% of our consolidated operating income for such year.

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche and we acquired a 50% interest in the Intercontinental Hotel in the City of Buenos Aires (76% through our subsidiary Palermo Invest S.A.). In 1998, we also acquired the Sheraton Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest to an affiliate of Sheraton Hotels.

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

During fiscal years 2004, 2005 and 2006, certain holders of our Convertible Notes, for a total amount of US$ 72,019,058 million, exercised their conversion rights and, as a result, we issued 23,734,388 shares, 53,270,357 shares and 55,140,270 shares of common stock, respectively. At June 30, 2006 the outstanding balance of our Convertible Notes amounted to US$ 27,974,112 million. Subsequent to 2006 fiscal year-end, we issued 1,683,845 shares as a result of the conversion of US$ 917,697 of our Convertible Notes. As of November 27, 2006 the outstanding balance of our Convertible Notes amounts to US$ 27,056,415 million.

In addition, during fiscal years 2006 and 2005, we issued 22,220,387 million shares and 56,014,503 million shares of common stock in exchange for US$ 14,534,355 million and US$ 36,639,086 million in cash, respectively, as a result of the exercise of warrants. At September 30, 2006 the number of outstanding warrants amounts to 49,498,311 million.

During fiscal year 2004 we increased our ownership interest in Banco Hipotecario. For details, see Note 2.f. to our Consolidated Financial Statements. As a result of this transaction and considering the exercise of significant influence and the intention to maintain the participation in Banco Hipotecario as a long-term investment, during fiscal year 2004 we changed the accounting method for our investment in Banco Hipotecario from fair market value to the equity method. For details on the accounting for this accounting change under Argentine GAAP and US GAAP see Notes 3.c. and 27.I (a) to our Consolidated Financial Statements, respectively.

On September 29, 2004 we entered, through our subsidiary Alto Palermo, into a purchase agreement pursuant to which we acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping S.A. for US$ 5.3 million. Through this acquisition, we became holders of 68.8% of the capital stock of Mendoza Plaza Shopping S.A., the main activity of which is the exploitation of the Mendoza Plaza Shopping S.A. center in the City of Mendoza. In addition, in May 2005 our ownership interest in Mendoza Plaza Shopping S.A. increased to 85.4% as a result of a capital increase made by Mendoza Plaza Shopping S.A. through the conversion of debt owed to Alto Palermo. For details, see Note 2.f) to our Consolidated Financial Statements. As a result of gaining control, the results of operations of Mendoza Plaza Shopping S.A. were included in the consolidated statement of income from October 1, 2004.

On November 9, 2004 Alto Palermo opened Alto Rosario Shopping, with 99% of the units already leased. The first stage required an investment of approximately Ps. 55 million, which was fully financed with our cash flows from operations.

On November 30, 2004, we purchased from GSEM/AP Holdings LP (“GSEM/AP”), a wholly-owned subsidiary of Goldman Sachs, 3,061,450 units of Alto Palermo’s Convertible Notes with a nominal value of US$ 1 per note and 4,458,080 shares of Alto Palermo, for a total consideration of US$ 15.3 million. At the same time, in accordance with the shareholders agreement entered into with Parque Arauco S.A., we sold to Parque Arauco S.A. 1,004,866 units of Alto Palermo’s Convertible Notes and 1,463,284 shares at the same price paid to GSEM/AP, totaling US$ 5.1 million. As a result of this transaction, our ownership interest in Alto Palermo increased from 53.81% to 60.69% on November 30, 2004.

During fiscal year 2006 our offices continued showing an important recovery both in respect of rooms occupied and rental prices. The excellent prospects of this business had pushed us to make an important investment in this segment by acquiring on fiscal year 2005 Bouchard 710, covering 15,014 square meters of rentable premium surface, for a total purchase price of US$ 24.6 million plus acquisition cost of US$ 0.5 million. We intend to construct a building at Dock IV of Puerto Madero, which will have approximately 14,100 square meters of rentable surface.

Capital Expenditures

During the fiscal year ended June 30, 2006, we had capital expenditures of Ps. 116.2 million. We made investment in fixed assets of Ps. 54.1 million primarily in shopping centers totaling Ps. 33.6 million and in the hotel segment of Ps. 20.1 million. We also invested Ps. 62.1 million in undeveloped parcels of land primarily from Alto Palermo.

During the fiscal year ended June 30, 2005, we had capital expenditures of Ps. 80.0 million. We made investments in fixed assets of Ps. 79.3 million, primarily in shopping centers totaling Ps. 50.9 million and in the acquisition of Bouchard 710 for Ps. 20.4 million. We also invested Ps. 0.7 million in undeveloped parcels of land.

During the fiscal year ended June 30, 2004, we had capital expenditures of Ps. 26.9 million. We also made investments in fixed assets of Ps. 26.4 million primarily in shopping centers of Ps. 21.7 million and in the Llao Llao Hotel of Ps. 3.3 million. We also invested Ps. 0.6 million in undeveloped parcels of land.

Information regarding the Company´s material commitments for Capital Expenditures

Dock del Plata. On November 15, 2006, we acquired 8,900 square meters of an office building called “Dock del Plata” in Puerto Madero, in the City of Buenos Aires, for a total purchase price of US$8.8 million. This purchase increased our total holding of office space by 9.2% to 105,481 square meters and includes 1,357 square meters of parking lots.

Recent Developments

On July 21, 2006, the Company incorporated together with Pereiraola S.A a company named Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice. On August 7, 2006, Ritelco S.A and Pereiraola S.A. entered into a shares purchase-sales contract by which Ritelco S.A. acquired 30% of Patagonian Investment S.A. capital stock. Subsequent to such transaction, the Company holds 70% of Patagonian Investment S.A. capital stock, and Ritelco S.A. the remaining 30%.

On October 4, 2006, we acquired from GSEM/AP Holdings L.P. 26,083,596 Class B voting shares of Palermo Invest S.A. for a total price of US$18.0 million. We paid US$9.0 million at the time of the acquisition and will pay the balance in three installments of US$3.0 million due October 2007, 2008 and 2009, together with interest at 9% per annum. As a result, we now own 100% of Palermo Invest, directly and indirectly. Palermo Invest’s main asset is its 99.99% equity investment in Inversora Bolívar S.A., through which it carries out business activities in our Offices and Other Non-Shopping Center Rental Properties, Sales and Developments, Land Reserves and Hotels segments. In the Offices and Other Non-Shopping Center segment, Palermo Invest is the indirect owner of the Intercontinental Plaza, a 24-floor building, located in downtown Buenos Aires. In the case of our Sales and Developments and Land Reserves segments, Palermo Invest owns land reserves in the City of Buenos Aires and in the Province of Buenos Aires, including Abril, Puerto Retiro and Pereiraola.

On October 31, 2006 our shareholders approved the creation of a Global Note Program for up to US$ 200,000,000 (or its equivalent in other currencies). This program was approved by the Comisión Nacional de Valores on December 7, 2006 by Resolution No. 15,529. We are analyzing the issuance of notes under this Program in the near future.

On November 15, 2006, we acquired 8,900 square meters of an office building called “Dock del Plata” in Puerto Madero, in the City of Buenos Aires, for a total purchase price of US$8.8 million. This purchase increased our portfolio of office buildings by 9.2% in terms of square meters, increasing our total holding of office space to 105,481 square meters and includes 1,357 square meters of parking lots. On the same date, we terminated a credit default swap agreement we had entered into in 2005 with Credit Suisse International relating to our acquisition of a mortgage loan secured by the office space we acquired in Dock del Plata. In connection with such termination, we received from Credit Suisse International a termination payment equal to US$4.0 million.

On December 1, 2006, Alto Palermo S.A. entered into a construction, administration and commercialization agreement with Centro Comercial Panamericano, S.A. (“Centro Comercial Panamericano”) in relation to the future shopping mall and housing complex to be built on two properties located in the neighborhood of Saavedra, in the City of Buenos Aires owned by Panamerican Mall S.A. (“PAMSA”). Alto Palermo S.A. sold one of these properties (a plot of land acquired from Philips Argentina S.A.) to PAMSA. The remaining property was acquired by PAMSA from Centro Comercial Panamericano.PAMSA is a corporation recently constituted in which we hold 80% of its capital stock. Centro Comercial Panamericano holds the remaining 20%. PAMSA was organized in order to carry out the agreement entered into between Alto Palermo S.A. and Centro Comercial Panamericano. In connection with the aforementioned project, Alto Palermo S.A. made a capital contribution of Ps. 158,280,260 to PAMSA.Commencement of construction of the proposed project remains subject to receipt of certain governmental approvals.

On December 12, 2006 the Company purchased from different holders 34,710 shares of Canteras Natal Crespo for a total amount of US$ 0.6 million. After this transaction, the Company´s interest on Canteras (jointly with our partner ECIPSA) increased up to 98.45%.

On December 19, 2006, we were notified of the acceptance of its Ps.32.5 million submitted in a public bid organized by Corporación Inmobiliaria Córdoba S.A. for the sale of a property in the City of Córdoba known as Edificio Ex Escuela Gobernador Vicente de Olmos. The acquired property is the subject of a concession granted in 1990 by the Province of Cordoba to an unaffiliated joint venture “Regam S.C.A. y Corrientes Palace S.A. Unión Transitoria de Empresas”. After notification of the acceptance of its bid, we made a Ps.9.7 million down payment in accordance to the bid rules. On December 13, 2006, we were notified by a public notary that on December 5, 2006, an objection had been filed with the Comisión Nacional de Defensa de la Competencia, the Argentine antitrust authority, seeking to enjoin the Company from accepting the award made pursuant to the bid. To date, neither we nor Alto Palermo have not received any notification from the Comisión Nacional de Defensa de la Competencia.

On December 20, 2006, our subsidiary Llao Llao Resorts S.A. acquired in the province of Río Negro, Argentina, for a total consideration of US$7,000,000, the following plots of land:

•	A plot of land with an extension of 34,576.21 square meters, nomenclature: 19-1-B-012-01A, Registration No. 16-409, in Colonia Nahuel Huapí;

•	A plot of land with an extension of 31,352.65 square meters, nomenclature: 19-1-B-012-01C, Registration No. 19-410, in Paraje Llao Llao;

•	A plot of land with an extension of 10,677.16 square meters, nomenclature: 19-1-B-124-01, Registration No. 19-492, in Colonia Nahuel Huapí; and

•	A plot of land with an extension of 52,927.43 square meters, nomenclature: 19-1-B-013-01, Registration No. 19-411, in Colonia Nahuel Huapí.

On December 22, 2006 we signed with Banco Comafi S.A., acting as trustee (the “Trustee”) of the “Fideicomiso República” trust fund, an option to purchase a building located in the City of Buenos Aires, known as Edificio Tucuman 1- República (“Edificio República”), which the Trustee acquired recently in a public auction. The option to purchase is subject to the following conditions (i) the option must be exercised within 60 days of the fulfillment of certain requirements regarding the title of the trustee in relation to the building; (ii) the deed shall be signed within 90 days as of the date the option is exercised; (iii) the the purchase price would be U$S 74.000.000; (iv) the purchase price must be paid 50% on the date the deed is signed and the other 50% in five annual installments with a fix interest rate of 8% payable semiannually and a mortgage on the property. On the other hand, during the term of our option, the Trustee has also an option to sale the Edificio República to us under the same conditions described above.

B. Business Overview

Operations and Principal Activities

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged directly and indirectly through subsidiaries and joint ventures in a range of diversified real estate activities in Argentina, including:

•	the acquisition, development and operation of shopping centers and credit card operations,

•	the acquisition and development of residential properties and undeveloped land reserves for future development or sale,

•	the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes,

•	the acquisition of luxury hotels, and

•	the financial operations and others.

Overview of properties

As of June 30, 2006, we, either directly or through our subsidiaries and joint ventures, owned significant interests in a portfolio of 56 properties in Argentina, located principally in Buenos Aires. The following table sets forth certain information concerning our operation and property portfolio.

Consolidated Operating Income

	Years ended June 30, (1)
	2004	2005	2006
	(in thousands of Ps.)
Offices and other non-shopping center rental properties	30,229	13,768	12,453
Shopping centers	63,261	95,184	130,419
Development and sale of properties (2)	799	21,132	44,944
Hotels operations	10,138	11,066	14,552
Financial operations and others	61	(39)	56
Total Operating Income	104,488	141,111	202,424

(1)	At June 30, 2006 includes Ps. 12.6 million gain from operations and holdings of real estate assets, net distributed as follows: Offices and other non-shopping center rental properties Ps. 2.6 million, Shopping centers Ps. 9.5 million, Developments and Sales Ps. 0.05 million and Hotels Ps. 0.4 million.
(2)	Also, in the current 2006 year, Results for valuation of inventories are included at the net realizable value for Ps. 9.1 fully allocated to the business unit Sales and Development.

Consolidated Revenues by Geographic Area

	Revenues for fiscal years ended June30, (1) (2)
	2004	2005	2006
	(in thousands of Pesos)
Offices and other non-shopping center leased properties:
The City of Buenos Aires	15,144	19,402	29,918
Buenos Aires Province	—	29	647

Shopping Centers:
The City of Buenos Aires	125,747	192,400	281,119
Buenos Aires Province	14,734	19,149	25,151
Salta Province	2,769	3,829	5,243
Santa Fe Province	—	5,497	11,823
Mendoza Province	—	9,212	14,636

Sales and Developments:
The City of Buenos Aires	11,035	27,278	99,949
Buenos Aires Province	19,222	5,033	3,942
Córdoba Province	—	—	75

Hotels:
The City of Buenos Aires	41,729	53,784	64,607
Rio Negro Province	29,566	33,336	39,156
Mendoza Province	—	—	—

Total The City of Buenos Aires	193,655	292,864	475,593
Total Buenos Aires Province	33,956	24,211	29,740
Total Rio Negro Province	29,566	33,336	39,156
Total Santa Fe Province	—	5,497	11,823
Total Salta Province	2,769	3,829	5,243
Total Córdoba Province			75
Total Mendoza Province	—	9,212	14,636
Total	259,946	368,949	576,266

(1)	Shopping centers do not include income for sales and developments.
(2)	Revenues do not includes our income from “Financial operations and others” segment.

Offices and other non-shopping center leased properties

We are engaged in the acquisition, development and management of offices and other non-shopping center leased properties in Argentina. As of September 30, 2006, we, directly and indirectly, owned interests in 21 office and other non-shopping center leased properties in Argentina which comprised 193,075 square meters of gross leasable area. Of these properties, 15 were office properties which comprised 97,070 square meters of gross leasable area. For the fiscal year 2006, we had revenues from office and other non-shopping center leased properties of Ps.30.6 million.

All of our office rental properties in Argentina are located in the City of Buenos Aires. All of these properties are rented to various different premium tenants. For the year ended June 30, 2006, the average occupancy rate for all our properties in the offices and other rental property segment was approximately 96.87%. Seven different tenants accounted for approximately 32.90% of our monthly office rental and 29.50% of our total revenues for the fiscal year 2006 for the same concept. Our seven main office rental tenant are: Grupo Total Austral, Finterbusch Pickenhayn Sibille S.C. (KPMG), Microsoft Argentina S.A., Grupo Danone, Vintage Oil Argentina , Allende Brea Sociedad Civil and Cisco Systems Argentina S.A.

Administration and Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our units not rented, in which case we absorb the cost. Our leasable space is marketed through commissioned brokers, the media and directly by us.

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

Offices and other non-shopping center leased properties

	Date of acquisition	Leaseable area m2 (1)	Occupancy rate (2)	IRSA’S effective interest	Monthly revenues Ps./000 (3)	Total revenues for fiscal years Ps./000			Net book value Ps./000 (4)
						2006	2005	2004
Offices
Bouchard 710	06/01/05	15,014	100%	100%	521	5,813	412	—	70,786
Intercontinental Plaza (5)	11/18/97	22,535	100%	67%	634	5,436	5,289	4,108	66,277
Maipú 1300	09/28/95	10,280	95%	100%	434	3,515	2,797	2,040	43,726
Libertador 498	12/20/95	10,533	100%	100%	405	3,872	3,061	2,524	42,490
Laminar Plaza	03/25/99	6,521	100%	100%	366	3,059	2,346	2,288	30,032
Costeros Dock IV	08/29/01	5,437	100%	100%	157	1,736	1,378	744	21,463
Reconquista 823	11/12/93	5,016	0%	100%	—	—	—	—	19,560
Dock II – Edificio A y B “Edificios Cruceros”	03/20/97	6,389	95%	100%	180	1,760	1,242	820	19,020
Suipacha 652	11/22/91	11,453	100%	100%	125	1,055	621	530	11,808
Madero 1020	12/21/95	215	100%	100%	8	78	47	104	1,818
Others (6)	N/A	3,677	100%	N/A	90	1,041	804	628	10,617
Subtotal		97,070	94%		2,920	27,365	17,997	13,786	337,597

Other non-shopping center leased properties
Santa María del Plata	7/10/97	60,100	100%	100%	68	1,234	N/A	N/A	10,513
Thames (5)	11/1/97	33,191	100%	67%	51	607	N/A	N/A	3,033
Commercial properties (7)	N/A	642	75%	N/A	21	175	139	153	2,168
Other properties (9)	N/A	2,072	100%	N/A	5	106	761	623	2,519
Subtotal		96,005	100%	N/A	145	2,122	900	776	18,233

Management fees	N/A	N/A	N/A	N/A	N/A	1,078	534	582	N/A
Total (9)	N/A	193,075	97%	N/A	3,065	30,565	19,431	15,144	355,830

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated by dividing occupied square meters as of June 30, 2006, by leaseable area.
(3)	Pursuant to agreements in force as of June 30, 2006
(4)	Cost of acquisition (adjusted as discussed in Note 2.c. to the Consolidated Financial Statements), plus improvements, less accumulated depreciation, less allowances.
(5)	Through Inversora Bolivar S.A. (“IBSA”)
(6)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768, Dock 5 Puerto Madero and Sarmiento 517 (through IRSA)
(7)	Includes the following properties: Constitución 1111, Alsina 934 (fully sold), Crucero I; commercial stores in Abril and Casona in Abril (through IRSA and Inversora Bolívar)
(8)	Includes the following properties: one unit in Alto Palermo Park (through Inversora Bolivar S.A) and Constitución 1159 (through IRSA).
(9)	Corresponds to the “Offices and Other Non-shopping center leased properties” business unit mentioned in Note 6 to our Consolidated Financial Statements.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2006, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(sqm)	(%)	(Ps./000)	(%)
2007(1)	57	99,951	54%	9,117	25%
2008	40	56,720	30%	12,464	34%
2009	42	22,638	12%	12,808	35%
2010+	6	7,225	4%	2,003	6%
Total	145	186,534	100%	36,392	100%

(1)	Includes stores whose contracts have not yet been renewed but where the tenant is still occupying the premises and paying rent at June 30, 2006. Does not include square meters that are vacant.

The following table shows our offices occupancy percentage during fiscal years ended June 30, 2004, 2005 and 2006:

	Occupancy Percentage
	Fiscal year ended June 30, (1)
	2006	2005	2004
	(%)	(%)	(%)
Offices
Bouchard 710 (2)	100	100	N/A
Intercontinental Plaza	100	96	84
Maipú 1300	95	96	92
Libertador 498	100	94	88
Laminar Plaza	100	95	95
Costeros Dock IV	100	100	87
Reconquista 823/41	0	0	0
Edificios Costeros	95	100	98
Suipacha 652/64	100	80	45
Madero 1020	100	100	16
Others (3)	100	100	100

(1)	Calculated by dividing eased square meters in accordance with lease agreements in effect as of June 30, 2006, 2005 and 2004 by the total leaseable office area for each year.
(2)	Lease agreement was entered into in the fourth quarter of fiscal year 2005.
(3)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2004, 2005 and 2006:

Annual average income per square meter

	Fiscal year ended June 30, (1)
	2006	2005	2004
	(Ps/sqm)	(Ps/sqm)	(Ps/sqm)
Offices
Bouchard 710 (2)	387	27	N/A
Intercontinental Plaza	299	293	262
Maipú 1300	373	286	235
Libertador 498	374	330	323
Laminar Plaza	479	379	381
Costeros Dock IV (3)	259	265	226
Reconquista 823/41	—	—	—
Edificios Costeros	278	196	154
Suipacha 652/64	119	95	104
Madero 1020	362	219	281
Others (4)	285	219	307

(1)	Calculated considering Annual Leases to total leaseable office area, in accordance with our percentage of ownership in each building

(2)	Lease agreement was entered into in the fourth quarter of fiscal year 2005.
(3)	Lease agreement was entered into in the first quarter fiscal year 2002.
(4)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768

Properties.

Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Vintage Oil Argentina Inc. Sucursal Argentina, IRSA, Alto Palermo and Cresud.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by us in June, 2005, located in the Retiro area close to the intersection of avenues Leandro N. Alem and Córdoba. The building is a 12-story tower, with an average surface per plant of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Finterbusch Pickenhayn Sibille S.C. (KPMG), FST S.A. and Microsoft de Argentina S.A, which in addition rents the building poster for an annual amount of US$0.12 millions.

Libertador 498, City of Buenos Aires. Libertador 498 is a 23-story office tower located at the intersection of Avenida 9 de Julio, Avenida del Libertador and Autopista Illia, three of the most important thorough fares of the City of Buenos Aires, making it accessible from the north, west and south of the city. We own 17 floors with floor plates averaging 620 square meters and 281 parking spaces. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include Voridiam Argentina S.R.L., MTV Networks Argentina S.R.L., Epson Argentina S.A., Cervecería y Maltería Quilmes, Yara Argentina S.A., Farmanet S.A., Alfaro Abogados S.C. and CTI PCS S.A. leases the billboard for an annual rent of US$0.12 millions through February 13, 2009.

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

Madero 1020, City of Buenos Aires. Madero 1020 is a 25-story office tower located in the center of Catalinas, an important office area, with views of the Buenos Aires Port, the River Plate and the city’s downtown area. As of June 20, 2006, we own a 215-square meter lockup.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the city of Buenos Aires. We own the entire building and 70 parking spaces. The building has floor plates unusually large, measuring 1,580 square meters on most floors. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Procter & Gamble Interaméricas Inc., Monitor de Medios Publicitarios S.A, Organización de Servicios Director Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which is made up of three basements, space for 52 cars in the car parks, ground floor and 15 floors of office space. The building has floor plates averaging 540 square meters. As of October 31, 2006, we have an occupancy rate of 95.5%.

Edificios Costeros, Dock II, City of Buenos Aires. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,389 square meters. In September 1999 we completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Reckitt Benchiser Argentina S.A., Martina Di Trento S.A., Loyalty Marketing Group S.A., Italcred S.A., Olga Cosenttini 1545 S.A. and Somos Tres S.R.L.

Dock del Plata. On November 15, 2006, we acquired 8,900 square meters of an office building called “Dock del Plata” in Puerto Madero, in the City of Buenos Aires, for a total purchase price of US$8.8 million. This purchase increased our total holding of office space by 9.2% to 105,481 square meters and includes 1,357 square meters of parking lots.

Edificios Costeros, Dock IV, City of Buenos Aires. On August 29, 2001, we signed for the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6”. The property is located in Pierina Daelessi street No. 340, over the East Side of Dock IV of Puerto Madero and has approximately 5,500 square meters of gross leasable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., LG Electronics Argentina S.A., London Supply S.A.C.I.F., Deportes Peña S.A. and Trafigura Argentina, S.A.

Other office properties. We also have interests in three smaller office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps.0.8 million in annual rental income for fiscal year 2006. Among these properties are Madero 942, Libertador 602, Av. De Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. Our portfolio of non-shopping center leased properties includes nine non-shopping center leased properties that are leased as street retail, a warehouse, two leased undeveloped parcels of land and various other uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Edificio Crucero I, “Abril” commercial stores, Thames and Santa María del Plata.

Shopping centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo. As of June 30, 2006, Alto Palermo operated and owned majority interests in nine shopping centers, five of which are located in the City of Buenos Aires, one of which is located in the greater Buenos Aires metropolitan area and the rest are in the interior cities of Salta, Rosario and Mendoza. In addition to purchasing, developing and managing shopping centers, Alto Palermo owns an 80% interest in Tarshop S.A., a credit card company which originates credit card accounts to promote sales from Alto Palermo’s tenants and other selected retailers.

As of June 30, 2006 we owned 61.5% of Alto Palermo, and Parque Arauco S.A. (“Parque Arauco”) owned 29.6%. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq National Market (USA) under the symbol “Alto Palermo”. In addition, as of June 30, 2006, we own US$31.7 million of Alto Palermo’s convertible notes due 2014. If we and all other holders of such Convertible Notes were to exercise our option to convert the Convertible Notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 65.2% of its fully diluted capital.

Through Tarshop S.A. (“Tarshop”), a majority-owned subsidiary of Alto Palermo, the Company originates credit card accounts, which generates revenues primarily of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; and (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis.

Tarshop is a limited purpose credit card company and is not affiliated with any bank. Tarshop has ongoing securitization programs through which it transfers a portion of the Company's credit card customer receivable balances to master trusts that issue certificates to public and private investors. In addition, the Company’s shopping centers also accept third party credit and debit cards such as VISA, MasterCard, American Express and others.

At June 30, 2006, Alto Palermo’s shopping centers comprised a total of 212,709 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For the fiscal year ended June 30, 2006, the average occupancy rate of Alto Palermo’s shopping centers was approximately 99.1%. For the fiscal year ended 2006, we had revenues from shopping centers of Ps. 338.0 million.

After the end of the fiscal year ended June 30, 2006, Alto Palermo entered into an agreement with Grupo Roggio pursuant to which it has the right, to acquire all of the shares of Empalme S.A., a company which owns Córdoba Shopping Villa Cabrera, a shopping center in the Villa Cabrera neighborhood of the City of Córdoba. Córdoba Shopping Villa Cabrera has 35,000 square meters of surface area, 160 commercial stores, 12 movie theatres and a parking lot for 1,500 vehicles.

The following table shows certain information concerning our shopping centers.

	Date of Acquisition	Leaseable Area sqm (1)	Alto Palermo’s Effective Interest (7)	Occupancy Rate (2)	Total revenues for the fiscal years Ps./000			Book Value Ps./000 (3)
					2006 (8)	2005	2004
Shopping Centers (4)
Abasto	07/17/1994	39,473	100.0%	99.9%	44,739	34,583	26,478	194,892
Alto Palermo	11/18/1997	18,079	100.0%	100.0%	47,730	37,888	28,341	193,513
Patio Bullrich	10/01/1998	10,749	100.0%	98.6%	21,425	17,819	12,744	109,409
Mendoza Plaza	2/12/2004	39,065	85.4%	97.8%	14,636	9,212	N/A	88,601
Alto Avellaneda	11/18/1997	27,251	100.0%	97.0%	25,151	19,149	14,734	86,289
Alto Rosario	11/09/2004	30,013	100.0%	100.0%	11,823	5,497	N/A	85,516
Paseo Alcorta	06/06/1997	14,704	100.0%	99.2%	24,562	19,734	15,434	62,260
Alto NOA	03/29/1995	18,779	100.0%	100.0%	5,243	3,829	2,769	29,016
Buenos Aires Design	11/18/1997	14,598	54.0%	100.0%	8,619	7,082	5,936	18,517
Subtotal		212,709			203,928	154,793	106,436	868,013
Fibesa and others (5)			100.0%		34,459	10,736	6,780	N/A
Revenues Tarjeta Shopping			80.0%		122,969	64,558	30,034	N/A
Neuquén Project (9)	06/07/1999		100.0%	N/A	N/A	N/A	N/A	10,012
Subtotal other revenues					157,428	75,294	36,814	10,012

Total (6)		212,709	N/A	99.1%	361,356	230,087	143,250	878,025

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.

(2)	Calculated by dividing occupied square meters by leaseable area.
(3)	Cost of acquisition of fixed assets (adjusted as discussed in Note 2.c. to the Consolidated Financial Statements), plus improvements, less accumulated depreciation, less allowances.
(4)	Owned through our subsidiary Alto Palermo.
(5)	Includes revenues from Fibesa S.A. and Alto Invest S.A. For fiscal year 2006, includes Ps.23.0 million resulting from the sale of the Alcorta Plaza.
(6)	Corresponds to the “Shopping Centers” business unit mentioned in Note 6 to our Consolidated Financial Statements.
(7)	Alto Palermo’s effective interest in each of its business units. We have a 61.5% interest in Alto Palermo.
(8)	Includes other revenues for 0.3 million as disclosed in Note 6 to our Consolidated Financial Statements, within the “Sales and Developments” segment.
(9)	Fixed asset to be used as a shopping center.

The following table shows a schedule of lease expirations for our shopping center properties as of June 30, 2006, assuming that none of the tenants exercise renewal options or terminate their leases early.

Lease Expirations as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(sqm)	(%)	(Ps.)	(%)
2007(2)	540	90,529	43%	30,029	17%
2008	381	68,524	32%	80,955	46%
2009	153	23,264	11%	46,316	26%
2010+	30	30,392	14%	20,305	11%

Total	1,104	212,709	100%	177,605	100%

(1)	Includes only the basic rental income amount. Does not give effect to our ownership interests in the respective shopping centers.
(2)	Includes stores whose contracts have not yet been renewed but where the tenant is still occupying the premises and paying rent and vacant stores at June 30, 2006.

The following table shows the average occupancy rate of each shopping center, expressed as a percentage of gross leaseable area, during fiscal years ended June 30, 2006, 2005 and 2004:

	Average Occupancy Rate
	Fiscal year ended June 30,
	2006	2005	2004
	(%)	(%)	(%)
Abasto	99.9	100.0	98.9
Alto Palermo	100.0	100.0	100.0
Patio Bullrich	100.0	98.6	99.6
Mendoza Plaza	97.8	95.5	96.3
Alto Avellaneda	96.6	99.1	99.2
Alto Rosario	100.0	98.0	N/A
Paseo Alcorta	99.2	99.7	99.4
Nuevo NOA Shopping	100.0	99.5	96.8
Buenos Aires Design	100.0	96.8	97.9
Total average occupancy rate	99.1	96.8	98.3

The next schedule shows the annual average income per square meter by shopping center during fiscal years ended June 30, 2006, 2005 and 2004:

	Annual average income per square meter
	Fiscal year ended June 30,
	2006	2005	2004
	(Ps./sqm)	(Ps./sqm)	(Ps./sqm)
Abasto de Buenos Aires	903	706	591
Alto Palermo Shopping	2,029	1,667	1,456
Alto Avellaneda	1,014	788	516
Buenos Aires Design	541	425	340
Paseo Alcorta	1,533	1,196	1,023
Patio Bullrich	1,546	1,309	1,009
Alto Noa	468	334	141
Mendoza Plaza	626	463	N/A
Alto Rosario	418	329	N/A

Properties. Set forth below is information regarding our main shopping centers.

Alto Palermo, City of Buenos Aires. Alto Palermo Shopping is a 150-store shopping center that opened in 1990 and is located in the well-known and densely populated neighborhood of Palermo in City of Buenos Aires. Alto Palermo Shopping is located at the intersection of Santa Fe and Coronel Díaz Avenues, only a few minutes from downtown Buenos Aires and with nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 64,672 square meters that consists of 18,077 square meters of gross leasable area. The shopping center has a food court with 22 restaurants. Alto Palermo Shopping Center is spread out over four levels and has a 647-car parking lot. Tenants in this shopping center generated average monthly retail sales of approximately Ps.2,029 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Zara, Frávega, Garbarino, Just For Sport and Musimundo. Alto Palermo Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.3% of its gross leasable area at June 30, 2006 and approximately 10.0% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires Area. Alto Avellaneda is a 148-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 97,655 square meterswith 27,251 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 16-restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average monthly retail sales of Ps.1,014 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Frávega, Rodo, Bingo, Red Megatone and Garbarino. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 16.1% of its gross leasable area at June 30,2006 and approximately 17.6% of its annual base rent for the fiscal year ended on such date.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 113-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 54, 728 square meters that consists of 14,704 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 16 restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,500 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center. Tenants in Paseo Alcorta generated average monthly retail sales of Ps.1,533 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Zara, Frávega, Rapsodia, Musimundo, and Etiqueta Negra. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 19.1% of Paseo Alcorta’s gross leasable area at June 30, 2006 and approximately 9.8% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 172-store shopping center located in City of Buenos Aires. Abasto Shopping is directly accessible from the Carlos Gardel subway station and is located six blocks from the Once railway terminal and a few blocks from the highway to Ezeiza International Airport. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 115,905 square meter shopping center with approximately 39,473 square meters of gross leasable area, Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with 24 restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto”, a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. Tenants in Abasto generated average monthly sales of Ps.903 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Rodo, Zara, Hoyts Cinemas, Frávega and Musimundo. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.4% of the annual base rent for the fiscal year ended on such date.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is a 85-store shopping center located in Recoleta, a popular tourist zone in the City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 28,211 square meters that consists of 10,780 square meters of gross leasable area. The four-story shopping center includes a 15 restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 212 spaces. Patio Bullrich is one of the highest income shopping center in Argentine, with average monthly sales of Ps.1,546 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Etiqueta Negra, Rapsodia, Christian Dior, La Martina and Casa López. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 9.9% of Patio Bullrich’s gross leasable area at June 30, 2006 and approximately 10.1% of its annual base rent for the fiscal year ended on such date.

Alto Noa, Salta, Province of Salta. Alto Noa is a 85-store shopping center located in Salta City, the capital of the province of Salta. The shopping center consists of 41,700 square meters of total constructed area that consists of 18,779 square meters of gross leasable area and includes a 13-restaurant food court, a large entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants in Alto Noa generated average monthly sales of Ps.468 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Supermercado Norte, Garbarino, Frávega, Slots and Y.P.F. Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 51.0% of Alto Noa’s gross leasable area at June 30, 2006 and approximately 15.6% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design Center is a 59-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.7% interest in Emprendimientos Recoleta which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist neighborhoods in the City of Buenos Aires. Buenos Aires Design has a total constructed area of 31,645 square meters that consists of 14,598 square meters of gross leasable area. The shopping center has 10 restaurants, is divided into two floors and has a 174-car parking lot. Tenants in Buenos Aires Design Center generated average monthly sales of Ps.541 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Morph, Barugel Azulay, Garbarino, Hard Rock Café and Bazar Geo. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 29.3% of Buenos Aires Design’s gross leasable area and 22.6% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fé, City of Rosario. Alto Rosario is a shopping center of 145 stores, located in Rosario City, in the Province of Santa Fe. It was inaugurated in November 2004 and has 53,928 square meters of fully covered surface and 30,013 square meters of gross leasable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a childrens’ entertainment area, a 14-cinema complex and a parking lot for almost 1,736 vehicles. Tenants in this shopping center generated average monthly sales of Ps.418 per square meter for the fiscal year ended June 30, 2006. Principal tenants are Frávega, Cines Rosario, Sport 78, Compumundo and Red Megatone. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 9.8% of Alto Rosario’s gross leasable area and 10.1% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 146-store shopping center located in the City of Mendoza in the Province of Mendoza. It consists of 39,065 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court, an entertainment center and a supermarket which is also a tenant. Tenants in this shopping center generated average monthly sales of Ps.626 per square meter for the fiscal year 2006. During our 2004 fiscal year we acquired a 68.8% interest in Mendoza Plaza from Pérez Cuesta, increasing our overall interest in the shopping center to 85.4%. Principal tenants currently include Falabella, Super Vea Plaza, Frávega, Garbarino and Red Megatone. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.8% of Mendoza Plaza’s gross leasable area at June 30, 2006 and approximately 24.7% of its annual base rent for the fiscal year ended on such date.

Tarjeta Shopping

In addition to purchasing, developing and managing shopping centers, Alto Palermo owns an 80% interest in Tarshop S.A., a credit card company which originates credit card accounts to promote sales from Alto Palermo's tenants and other selected retailers. Tarshop is not affiliated to any bank and originates credit card accounts to encourage customers to purchase goods and services inside and outside our shopping centers. Tarjeta Shopping is currently accepted at all of our shopping centers and at an extensive network of supermarkets and stores.

At June 30, 2006, Tarshop had total current assets of approximately Ps.69.4 million and a net worth of Ps.28.8 million. During the year ended June 30, 2006 Tarshop had total net revenues of Ps.122.9 million, representing approximately 34.0% of Alto Palermo's revenues for such fiscal year and had net income of Ps.14.5 million.

As the Argentine economy is strengthening, we face increased competition from the banking sector, and have recorded significant growth in our portfolio, our sales and our number of cardholders, while at the same time maintaining low delinquency rates. Tarshop sales rose 90%, from Ps. 64.6 million in fiscal year 2005 to Ps. 122.9 million in fiscal year 2006. Bad debt increased from Ps. 1.3 million in fiscal year 2005 to Ps. 7.5 million in the fiscal year 2006, as a result of sales expansion. Our portfolio (including securitized receivables) has shown high growth. As of June 30, 2006 our portfolio amounted to Ps. 393.0 million as compared to Ps. 204.0 million as of June 30, 2005. This growth is also reflected in the increase in the number of monthly credit card statements delivered to customers, which rose by 92% in the fiscal year ended June 30, 2006 as compared to the fiscal year ended June 30, 2005.

From time to time we consider strategic alternatives with respect to our investment in Tarshop which, due to its recent growth in size and profitability, competes increasingly with credit card companies that are substantially larger than it. As a result, we intend to consider alternatives to maximize the value of our investment in Tarshop including its possible merger with, or sale to, another financial institution actively engaged in the Argentine credit card sector

Development and sale of properties

Undeveloped parcels of land

Residential development properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In our fiscal year ended June 30, 2006, revenues from our sales and development segment were Ps.104 million, compared to Ps.32.3 million in fiscal 2005. The local currency remained stable throughout the 2006 fiscal year; there was a slight appraisal if we take as a reference the opening and closing thereof; the real estate market was promoted by the increase in the demand for all types of properties, whether office buildings, housings, retail premises or other. Likewise, the current framework provides incentives for the development of projects linked to our real estate activity. For 2007 fiscal year we expect not only the completion of projects already underway but also an analysis of new undertakings.

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

Another modality for the development of residential undertakings is the exchange of land for constructed meters. In this way, IRSA delivers undeveloped pieces of land and another firm is in charge of building the project. Eventually, IRSA receives finished square meters for commercialization, without taking part in the construction works.

Prior to the commencement of construction of a residential project, we conduct an advertising program that continues after the launching of the sales of the units.

The following table shows certain information and gives an overview regarding our sales and development properties.

	Date of acquisition	Estimated Cost / Real Cost (Ps. 000) (1)	Area intended for sale (sqm) (2)	Total Units or Lots (3)	IRSA´s Effective Interest	Percentage constructed	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of June 30 for fiscal years (6) (Ps. 000)			Book Value (Ps. 000) (7)

									06	05	04
									(Ps. 000)	(Ps. 000)	(Ps. 000)
Residential Apartments
Torres Jardín	18/7/96	56,579	32,339	490	100%	100%	97.4%	70,049	—	21	—	472
Torres de Abasto (8)	17/7/94	74,810	35,630	545	62%	100%	100.0%	109,266	—	21	—	312
Edificios Cruceros	22/7/03	5,740	3,633	40	100%	100%	49.8%	10,031	10,031	—	—	3,629
Barrio Chico	03/2003	12,171	2,891	1	100%	99%	0.0%	—	—	—	—	14,211
Concepción Arenal	20/12/96	15,069	6,913	70	100%	100%	98.9%	11,626	—	—	9	72
Alto Palermo Park (9)	18/11/97	35,956	10,488	72	67%	100%	100.0%	47,530	63	—	—	—
Torre Caballito Mz 36 (15)	3/11/97	22,815	6,833	118	100%	0%	0.0%	—	—	—	—	22,663
Torres Renoir (15)	09/09/1999	22,861	5,511	28	100%	32%	0.0%	—	—	—	—	22,861
Torres Renoir II (15)	3/11/97	41,808	6,294	37	100%	0%	0.0%	—	—	—	—	41,808
Others (10)		31,245	18,151	163	N/A	N/A	100.0%	36,222	—	—	349	13

Subtotal		319,054	128,683	1,564	N/A	N/A	N/A	284,724	10,094	42	358	106,041

Residential Communities
Abril/Baldovinos (11)	3/1/95	130,955	1,408,905	1,273	83%	100%	95.5%	217,316	3,942	3,820	7,369	8,542
Benavidez (15)	18/11/97	20,544	989,423	110	67%	50%	100.0%	11,830	—	—	11,830	8,542
Villa Celina I, II y III	26/5/92	4,742	75,970	219	100%	100%	98.9%	13,952	—	—	—	43
Villa Celina IV y V	17/12/97	2,450	58,373	181	100%	100%	100.0%	9,505	—	—	23	—
Other properties		—	—	—	N/A	—	0.0%	—	—	—	—	—

Subtotal		158,691	2,532,671	1,783	N/A	N/A	N/A	252,603	3,942	3,820	19,222	17,127

Land reserve
Puerto Retiro (9)	18/5/97	—	82,051	—	33%	0%	0.0%	—	—	—	—	46,518
Caballito	3/11/97	—	20,968	—	100%	0%	40.1%	22,815	22,815	—	—	9,223
Santa María del Plata	10/7/97	—	675,952	—	100%	0%	0.0%	—	—	—	—	114,397
Pereiraola (11)	16/12/96	—	1,299,630	—	83%	0%	0.0%	—	—	—	—	21,875
Dique 4 (ex Soc del Dock)	2/12/97	—	4,653	—	100%	0%	50.0%	12,310	—	—	—	6,704
Predio Phillips (8)	29/6/06	—	28,741	—	62%	0%	0.0%	—	—	—	—	59,837
Canteras Natal Crespo	27/7/05	—	4,320,000	—	43%	0%	0.0%	75	75	—	—	4,427
Alcorta Properties	7/7/98	—	1,925	—	62%	0%	100.0%	22,969	22,969	—	—	—
Others (12)		—	3,545,418	—	N/A	—	0.0%	—	—	—	—	84,900

Subtotal			9,979,338		N/A	N/A	N/A	58,169	45,859	—	—	347,881
Others
Alsina 934	20/8/92	705	3,750	1	100%	100%	100.0%	11,745	1,833	—	—	—
Madero 1020	21/12/95	16,008	5,056	8	100%	100%	100.0%	16,471	—	3,543	4,774	—
Dique 3	9/9/99	25,836	10,474	3	100%	18%	68.1%	65,432	41,808	23,624	—	25,549
Other properties (13)		23,871	11,352	61	N/A	100%	95.7%	30,310	430	1,282	5,903	1,605

Subtotal		66,420	30,632	73	N/A	N/A	N/A	123,958	44,071	28,449	10,677	27,154

TOTAL (14)		544,165	12,671,324	3,420	N/A	N/A	N/A	719,454	103,966	32,311	30,257	498,203

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03.

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02.28.03.
(6)	Corresponds to our total sales consolidated by the RT4 method.
(7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio at June 30, 2006, adjusted for inflation at 02/28/03. Through Alto Palermo.
(8)	Indirectly owned through Alto Palermo S.A.
(9)	Indirectly owned through Inversora Bolivar S.A.
(10)	Includes the following properties: Dorrego 1916 through IRSA and Arcos 2343 fully sold (through Baldovinos)
(11)	Directly through IRSA and indirectly through Inversora Bolivar S.A.
(12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolivar S.A.) and Caballito, Torres Rosario and the Coto Project (through Alto Palermo)
(13)	Includes the following properties: Puerto Madero Dock 13 and Dock II, Sarmiento 517 and Rivadavia 2768 (fully sold through IRSA)
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 6 to our Consolidated Financial Statements.
(15)	Corresponds to a change in the disclosure criterion that regards those receivables from swaps as inventories.
(16)	Represent a change in the exposure criteria, wich takes as inventories certain receivables for exchange.

Residential apartments

In the apartment building market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle-income market. These are equipped with modern comforts and services, such as open “green areas” , swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Residential apartment projects under development

Edificios Cruceros, Dock II. A unique project in the district of Puerto Madero, this apartment building has a surface area of 6,400 square meters of which we own 3,633 square meters. Construction was completed by June 30, 2006, and we recently began our initial sales efforts. We have collected down payments which have the effect of fixing the housing units’ purchase price. These receivables were reported in our Consolidated Financial Statements as Inventory, and will continue to be reported as Inventory until the sale is consummated. During the 2006 fiscal year, deeds were executed for the housing units reserved during the building’s construction stage. Currently, 13 units remain unsold.

Barrio Chico. In March 2003 we purchased a lot on San Martin de Tours Street in the district of Barrio Parque, an exclusive residential zone in the City of Buenos Aires. At the time the sales contract was signed, US$0.08 million were prepaid. In June 2003 at the time the deed of title was transferred, US$0.23 million were paid. At that time, the property was mortgaged to Providence for US$0.75 million, to guarantee 25% of the housing units IRSA was obligated to deliver upon the building’s completion. IRSA financed with its own working capital the construction of this luxury residential complex designed for high-income customers. As of September 30, 2006, the project is in its final stage. Sales in this residential complex were launched in May 2006 with encouraging early results. At the close of fiscal 2006, 40% of the total housing units were already booked..

Puerto Madero, Dock III. On November 25, 2004 a deed of conveyance of title for lot 1.c. was executed in favor of Desarrollos y Proyectos Sociedad Anónima (DYPSA). This deed establishes in kind consideration for the sale, and at the same time granted DYPSA the option to acquire in barter lot 1.e. This option acts as an alternative to the construction of the 13th floor of the building to be developed on lot 1.c. As a guaranty for this transaction, DYPSA established a first lien mortgage for US$8.03 on lot 1.c. and for US$10.8 on lot 1.e. DYPSA contracted an obligation to transfer 4.642 square meters at the building constructed on plot 1c, representing 28.5% of the apartment surface of such building, and 6.421 square meters at the building constructed on plot 1e, representing 31.5% of the total apartment surface of that building. During December, 2006 we began the commercialization of the available units.

On May 18, 2005, Buenos Aires Trade & Finance Center S.A. (Trade) signed a purchase agreement relating to lot 1.d., with then owner of this lot, DYPSA. On that date Trade paid DYPSA US$2.15 million. On January 19, 2006, a partial payment of the outstanding balance of US$1.0 million was made. As of September 30, 2006, the outstanding balance for this sale recorded in accounts receivable is US$5.35 million. This sum is expected to be collected within the first three months of fiscal year 2007, when the deed of title is executed and the property transferred.

Caballito. This undeveloped 2.1 hectare property is situated in the northern area of Caballito’s residential neighborhood. On May 4, 2006, we and Koad S.A. (Koad), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which we sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo.” Koad has agreed to develop a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. The total area of this apartment complex that will be for sale is estimated to be approximately 28,000 square meters. On August 2009, we will be entitled to ownership of 26.7% of the total square meters and 25% of the parking lots of the entire complex, representing 118 apartments and 55 parking lots located in Tower 1. As a result of an incentive scheme agreed to with Koad, the number of square meters we will receive could vary according to the project’s date of completion. As a result of this transaction, Koad granted to us a first lien mortgage on the property to secure up to US$7.4 million of its obligations to us and posted a surety bond in our favor supporting an additional US$2.0 million of Koad’s obligations to us.

Residential apartment projects developed in prior years

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2006, one apartment and 35 parking spaces were pending sale. The project originally included four 23-story towers targeting the middle-income market, but we decided not to construct Torres Jardín IV and may consider a barter transaction with a third party for its construction.

Torres de Abasto, City of Buenos Aires. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through our subsidiary Alto Palermo, located one block from Abasto Shopping. The project consists of three 28-story buildings and one 10-story building targeted to the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security, four retail stores on the ground floor of one of the buildings and 331 underground parking spaces. As of September 30, 2006, 100% of the units in the complex had been sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City just a ten minute drive from downtown. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units and 165 parking spaces. As of September 30, 2006, all of the loft units in the complex had been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted to at middle-income market.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza, and each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired in 1997 from Pérez Companc S.A. As of June 30, 2006, 100% of the apartments in Alto Palermo Plaza had been sold, and one apartment remains to be sold in Alto Palermo Park.

Residential communities

In the residential communities market, we acquire undeveloped properties located in suburban areas or neighborhoods near the big cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sport facilities and security. We seek to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a large number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization has also influenced the trend to adopt this lifestyle.

As of June30, 2006, our residential communities for the construction of single-family homes for sale in Argentina had a total of 65,303 square meters of salable area in the Abril, residential communities located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of September 30, 2006, 95.5% of the property had been sold for Ps.217.32 million, with 62,900 square meters left to be sold.

Benavidez, Tigre. Benavidez is an undeveloped 98.9 hectare plot located in the area of Tigre, 35 kilometers north of downtown Buenos Aires. On May 21, 2004, a contract was signed whereby DEESA agreed to pay US$3.98 million to Inversora Bolívar S.A., of which US$0,98 million were paid and the balance of US$3.0 million was agreed to be paid in the form of 110 residential plots already chosen and identified in the option contract signed December 3, 2003. DEESA established a first lien mortgage on its real property in favor of Inversora Bolívar S.A. amounting to US$3.0 million, and made a deposit of US$0,5 million to Inversora Bolívar S.A. guaranteeing DEESA’s obligations. The amount deposited will not accrue interest, and will be returned to DEESA as follows: 50% upon delivery of a certificate of 50% project completion, and the remaining upon delivery of a certificate of 90% project completion. As of September 30, 2006, 55% of the work has been completed. As of this document’s filing date, the mentioned deposit has not been paid back.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-lot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires, a short distance from the intersection of the Ricchieri highway and the Avenida General Paz. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of September 30, 2006, 100% of the residential community had been sold.

Undeveloped parcels of land

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth, As of June 30, 2006, our land reserve totaled 17 properties consisting of approximately 998 hectares (including Rosario, Caballito, Predio Phillips and COTO air space owned by Alto Palermo).

Land Reserves in the City of Buenos Aires

Santa María del Plata. Santa María del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to The City of Buenos Aires nature reserve. The proposed development will likely target the high-income market and is currently expected to include different residential projects to take advantage of the river and related nautical activities. The current plan includes three different housing concepts: high-rise apartment buildings, smaller condominiums and neighborhoods of single-family homes. Common areas for recreation, offices and a hotel are also contemplated. The public forum on environmental matters has taken place, and we hope that approval will be granted shortly. The framework plan is still pending final approval by the municipal authorities, and while we wait for the municipal permits needed to start the project, we have rented a parcel with a surface area of 40,000 square meters to “Terminales Río de La Plata S.A.” for Ps. 68,000 per month. We believe that approximately 675,952 square meters of this 70-hectare property are suitable for construction. At September 30, 2006, the book value of the property was Ps.114.4 million. We are currently seeking a partner to provide development skills and capital for the development of this project and have evaluated certain possible candidates.

Puerto Retiro. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in The City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities. We have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own 66.67% of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), who owns a 50% interest in Puerto Retiro. (See “Legal Proceedings – Puerto Retiro”)

Dock IV. This luxury office building has a total surface area of approximately 22,000 Sqm, and will offer 11,000 sqm of large and versatile office space for lease. The building’s idiosyncratic layout welcomes both companies requiring smaller office space, averaging 200 square meters, and corporations in need of an entire floor. The building’s development is currently at its first stage, bid submission for the buildings’ foundations and lobby. The building will be a nine floors building with offices and commercial shops on the first floor. Paper work seeking permits for bid submissions for the second stage is still pending.

Caballito, Ferro Project. It is a property of approximately 25,539 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in October 1998. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. The approval of the authorization of the Government of The City of Buenos Aires is awaited for the development of a shopping center in this plot.

Alcorta Plaza. With respect to the plot located in the Figueroa Alcorta avenue, in front of Paseo Alcorta on December 22, 2005, our subsidiary Alto Palermo subscribed a preliminary purchase contract with possession, by which Alto Palermo sold to RAGHSA S.A. the plot denominated Alcorta Plaza for a total price of US$7.7 million. The terms and conditions of payment agreed were determined in four installments of US$1.9 million, the first installment to be due at the date of the preliminary sales contract and the second one collected on March 30, 2006, date on which the final deed was signed. Two installments are pending collection which matures on March 30, 2007 an 2008, respectively.

Phillips Argentina’s Plot. Alto Palermo, our subsidiary in the shopping centers operating business, purchased a plot belonging to Phillips Argentina Sociedad Anónima at a private silent auction. The deed of title has been executed, and the real estate has been transferred to Alto Palermo. This land is located in the northern area of the City of Buenos Aires, in the district of Saavedra, and has a surface area approximately of 2,741 square meters. The agreed purchase price amounted to US$17.9 million, which was paid as follows: US$1.7 million as a down-payment, paid on September 14, 2005, US$3.6 million when the purchase agreement was executed on December 29, 2005, and the outstanding US$12.5 million on June 29, 2006 when the deed of transfer was recorded.

On December 1, 2006 we entered into a construction, administration and commercialization agreement with Centro Comercial Panamericano S.A. regarding a proposed shopping mall and housing complex to be built on the plot purchased from Phillips Argentina Sociedad Anónima. In connection with this agreement, Alto Palermo transferred cash and this plot of land to a subsidiary in which it has an 80% interest, for an aggregate capital contribution valued at Ps.158.3 million. Commencement of construction of the proposed project remains subject to receipt of certain governmental approvals.

Rummaala. We entered into an agreement to purchase all of the capital stock of Rummaala S.A. for an aggregate purchase price of (i) US$4.5 million, of which a down payment of US$0.5 million was made and (ii) certain units of the building to be constructed on the plot of land owned by Rummaala. Such property is located in the neighborhood of Vicente López, in the Province of Buenos Aires and constitutes the principal asset of Rummaala. At the same time, we entered into an agreement with Verdier S.A. to acquire a parcel of land adjacent to the Rummaala plot of land for an aggregate purchase price of (i) US$0.5 million and (ii) the transfer to Verdier of certain units in our Edificios Crucero I and II apartment buildings and certain units in the building to be constructed on such acquired land. The closing of both transactions is subject to, among other conditions precedent, approval by the Comisión Nacional de Defensa de la Competencia, the Argentine antitrust authority.

Other Undeveloped Parcels in the City and Province of Buenos Aires

Our land reserve portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra.

Land Reserves in the Province of Buenos Aires

Pereiraola, Hudson. We own an 83.3% interest in Pereiraola S.A., a company whose principal asset is a 130 hectare undeveloped property adjacent to our Abril community. We intend to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project, but we have already obtained the necessary municipal permits. The plot’s book value is estimated to be Ps.21.87 millions.

Pilar. Pilar is a 74 hectare undeveloped land reserve property located close to Pilar City, 55 kilometers northwest of downtown of the City of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate or a financing plan.

Land Reserves in Other Provinces

Rosario Project, City of Rosario, Province of Santa Fe. On August 25, 1998, together with Coto Centro Integral de Comercialización S.A. (“Coto”) our subsidiary Alto Palermo acquired a 213,372 square meter development property located in the City of Rosario, Argentina’s third largest city in terms of population.

On December 17, 1999, Alto Palermo obtained an exclusive title to a part of this property upon which it plan to develop a residential complex, and where we built the Alto Rosario Shopping having a covered surface of 53,928 square meters and a leasable gross area of 30,579 square meters. This shopping center opened on November 9, 2004. Currently, 98% of the 144 commercial stores are occupied.

The proposed project is composed of two parts: the first part involved the construction of a shopping center and the second part involves the construction of a residential complex of approximately 50,000 square meters. The Coto hypermarket was opened on December 1, 2004. Furthermore, Showcase Cinemas has 14 state-of-the-art cinemas with 3,400 seats will that opened in June 2005. The shopping center will provide proposals in line with the needs of its public, top-quality entertainment areas and first-class services. As in the case of our other shopping centers, we seek to ensure our customers are identified with our product.

This flow of investments in the area is already having a positive economic impact. It is estimated that 4,000 job positions have been generated by this undertaking, and the community is already noticing an urban revaluation of the area. Investments have been made in road works and repair of facades, and we have made donations to improve parks near its premises.

On December 9, 2005 a preliminary revenues contract between Alto Palermo and Villa Hermosa S.A. for the revenue of 10.027 square meter of the land where Alto Palermo plan to developr esidential complex, was subscribed. As of June 30, 2006, the deed has not yet been formalized and Alto Palermo received a pre-payment for this transaction amounting to Euros 0,6 million.

Neuquén Project, Province of Neuquén. On July 6, 1999, Alto Palermo acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps.4.2 million. Alto Palermo paid Ps.0.9 million on September 1, 1999, and the remaining Ps.3.3 million were to be paid on July 5, 2001, or at the time of the opening of the shopping center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of June30, 2006 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a shopping center would be built. The project included the building of a shopping center, a hypermarket, hotel and housing building.

During June 2001, Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant to the commercial development to be constructed would be able to build on its own land.

On December 20, 2002, the Municipality of Neuquén issued Decree 1,437/02 by which Shopping Neuquén S.A.’s request for an extension in the original construction schedule and request to transfer several plots of its land to third parties were denied. Decree 1,437/02 also established that Shopping Neuquén S.A.’s rights arising under Ordinance 5,178 had lapsed, what resulted in the termination of the land purchase agreement, forfeiting any improvements to the land and related expenses in favor of the Municipality of Neuquén, and leaving Shopping Neuquén S.A. with no right to indemnification.

On January 21, 2003, Shopping Neuquén S.A. submitted a response to the above-mentioned ordinance and requested its revocation. In its response, Shopping Neuquén S.A. included the reasons why such annulment was guaranteed. It also requested permission to submit a new construction schedule, which would include reasonable short and medium term projections.

Decree 585/03 denied Shopping Neuquén S.A.’s requests. Consequently, on June 25, 2003, Shopping Neuquén S.A. filed an administrative action with the Supreme Court of Neuquén, requesting among other issues, the annulment of Decrees 1,437/02 and 585/03. On December 21, 2004, Shopping Neuquén S.A. was notified of a Supreme Court of Neuquén resolution establishing that its administrative action against the Municipality of Neuquén had lapsed. This decision is not final.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new time table to implement the commercial and housing project. In addition, Shopping Neuquén will be empowered to transfer to third parties further subdivisions of the plot of land owned by Shopping Neuquén, provided that the plot to be transferred is not the one in which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disapproved by the City Council, such agreement will be void.

Canteras Natal Crespo, Province of Córdoba. During fiscal year 2006, we acquired from Ecipsa Holding S.A. (ECIPSA) 43.18% of the equity of Canteras Natal Crespo S.A. for a total price of US$1.54 million.

On December 12, 2006 the Company purchased from several sellers 34,710 shares of Canteras Natal Crespo for a total amount of US$ 597,968.75. After this transaction, the Company´s interest on Canteras (jointly with our partner ECIPSA) increased up to 98.45%.

Canteras Natal Crespo S.A. is a company located in the province of Córdoba, active in the business of real estate transactions, in the development of urban land and of gated communities through the construction of housing units, and in the development of quarries. Canteras Natal Crespo S.A. develops land it owns, or land belonging to third parties, both for sale and for lease.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group.

The following chart shows certain information regarding our luxury hotels:

Hotel	Date of acquisition	IRSA’s effective Interest %	Number of rooms	Average occupancy % (1)	Avg. price per room Ps.	Revenues for fiscal years ended June 30, (Ps.000) ()			Book value as of June, 30, 2006 (Ps.000)
						2006	2005	2004
Intercontinental (2)	11/1997	51	309	71.6%	339	39,305	33,228	26,079	55,573
Llao Llao (4)	06/1997	50	158	73.2%	607	39,156	33,336	29,566	44,096
Sheraton Libertador (3)	03/1998	80	200	82.0%	286	25,302	20,556	15,650	38,196

Total			667	75.1%	379	103,763	87,120	71,295	137,865

1)	Accumulated average in the fiscal year ended 2006.
2)	Indirectly owned through Nuevas Fronteras S.A. (“Nuevas Fronteras”), a subsidiary of Inversora Bolívar
3)	Indirectly owned through Hoteles Argentinos S.A.
4)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 we acquired 92% of the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao península, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of “The Leading Hotels of the World”. The Leading Hotels of the World, Ltd. is the prestigious luxury hospitality organization representing 430 of the world's finest hotels, resorts and spas. The hotel is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires.

Currently, the hotel is being expanded at an expected cost of approximately US$10.9 million. The number of suites in the hotel is being increased to 200 rooms, improvements are being made in the kitchen and laundry room, and a high technology water purifying plant is to be constructed. The first stage of the earthmoving is in the final process, and the second stage of the construction, which includes reinforced concrete, masonry and facilities, started in December 2005.

Hotel Intercontinental, City of Buenos Aires. In November 1997 we acquired 51% of the Hotel Intercontinental from the Pérez Companc Group. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. 25% of the Hotel Intercontinental is currently owned by Intercontinental Hotels Corporation. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation, a United States corporation.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires at the corner of the streets Córdoba and Maipú, one block from Galerías Pacífico. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

The hotel is currently under renovation. We are upgrading its guest rooms and meeting rooms, and are soliciting bids for the improvement of its elevators. In addition, we are improving the hotel’s corridors and the lobby bar and are replacing the carpets in the main reception area. We currently believe that the total cost of these improvements is likely to be approximately US$4.0 million.

Financial operations and others

E-Commerce

Altocity.Com, is a company engaged in delivering e-commerce services providing customers with the information necessary to make personalized online buying decisions and giving retailers the ability to reach a large customer base. Altocity.Com, is a wholly owned subsidiary of E-Commerce Latina S.A., (“E-Commerce Latina”), an Internet venture between Alto Palermo and Telefónica de Argentina S.A. (“Telefónica”), where each of them have a 50% interest. Previously, Alto Palermo’s partner in the venture was Telinver S.A., a wholly owned subsidiary of Telefónica; but on April 27, 2001, Telinver notified Alto Palermo that it had transferred its holdings in E-commerce Latina to Telefónica.

Altocity.Com’s goal is to make the shopping experience informed, quick, interactive and personalized. Altocity.Com primarily derives its revenues from sales of products on its website and to a lesser extent from sales of advertising and sponsorships and a fixed amount charged to retailers.

Altocity.Com began operating its web site on June 1, 2000, and by June 30, 2002, had 30,000 registered users. The site offers a product supply of more than 320,000 items from over 66 retailers that are classified into 16 categories such as apparel, books, music and home appliances. The site’s “url address” www.altocity.com, is visited monthly by approximately 84,077 visitors on average.

For the fiscal years ended June 30, 2004, 2005 and 2006, Altocity.Com’s net revenues totaled Ps.1.7 million, Ps.2.6 million and Ps.5.6 million, respectively. For the fiscal years 2004, 2005 and 2006 Altocity.com had net losses of Ps.2.1 million, Ps.1.2 million and Ps.1.3 million, respectively. Of its revenues for such period, approximately 14.22% were derived from fixed amounts charged to retailers and 85.78% represented product sales and commissions earned. Alto Palermo accounts for its 50% indirect equity investment in Altocity.Com under the equity method of accounting.

In connection with the formation of E-Commerce Latina, on December 15, 1999, Alto Palermo entered into a shareholders’ agreement with Telinver. On April 27, 2001, Telinver notified Alto Palermo that it had assigned that agreement to Telefónica. Pursuant to the shareholders agreement, Telinver contributed to E-Commerce Latina US$5 million upon execution, and an additional US$5.0 million on June 15, 2000 in return for its 50% ownership position. Alto Palermo contributed intellectual property rights in exchange for its 50% ownership interest. Alto Palermo and Telinver made additional capital contributions of US$5 million each, during April 2001, and agreed to make optional capital contributions to be approved by E-Commerce Latina’s board of directors of up to US$12.0 million to develop new lines of business, of which 75% is to be contributed by Telinver and 25% is to be contributed by Alto Palermo.

The shareholders’ agreement also sets forth the rights and obligations of each party over the operation of E-commerce Latina. The significant provisions of the shareholders agreement include:

•	our obligation to remain as Alto Palermo’s controlling shareholder and of Grupo Telefónica to control Telinver or any successor;

•	the determination of the election of the members of the board of directors;

•	terms for notices of the shareholders meetings; and

•	certain restrictions on transfers of shares for the first two years, and thereafter reciprocal first refusal and “tag along” rights.

On October 24, 2006 Alto Palermo acquired 808,354 outstanding ordinary shares of E-Commerce Latina S.A., and 11 outstanding ordinary shares of Altocity.com S.A., for a total amount of Ps. 85,876.

Investments in Banco Hipotecario S.A.

We have a significant investment in Banco Hipotecario which represents 9.5 % of our consolidated net assets as of June 30, 2006. Established in 1886 by the Argentine government, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. Banco Hipotecario was privatized in 1999. All of its operations and customers are located in Argentina, where it operates a nationwide network of 25 branches and three sales offices.

As of June 30, 2006, Banco Hipotecario ranked second in the financial system in terms of shareholders’ equity, second in terms of net income and seventh in terms of total assets. As of June 30, 2006, its shareholders’ equity was Ps.2,353.4 million, its assets amounted to Ps.8,941.7 million, and its net income for the first six months of 2006 was Ps.136.3 million. As of December 31, 2005, its shareholders’ equity was Ps.2,217.1 million compared to Ps.1,959.2 million in 2004, its net income was Ps.253.3 million compared to Ps.279.1 million in 2004, and its assets amounted to Ps.8,160.7 million compared to Ps.9,134.9 million in 2004.

As of June 30, 2006 and December 31, 2005, Banco Hipotecario posted a return on average shareholders’ equity of 11.4% and 11.7% respectively, and administrative expenses over assets of 2.0% and 1.9% respectively. Also, during the last twelve months it has improved its liquidity by subscribing BODEN 2012 for US$773.5 million and reducing its CER adjusted liabilities for Ps.1,844.0 million. The ratio of their non-performing loans to total loans as of June 30, 2006 decreased to 6.2% from 7.44% as of December 31, 2005. Total loan reserves were 105.7% as of June 30, 2006 compared to 106.5% as of December 31, 2005.

Banco Hipotecario’s business strategy is focused on leveraging its financial position and developing a diversified banking business built on its existing mortgage franchise. Since its debt restructuring in 2004, it began to make progress in its business diversification strategy, growing its lending business and developing new business lines, implementing integrated technological solutions to enable its entry into retail banking, extending its marketing network and creating back-office services to support its diversified business strategy.

In 2004, as part of its business diversification strategy, Banco Hipotecario expanded its product offerings and began offering personal loans, resumed mortgage lending and launched pledge loans. It expanded its corporate loan product offerings and implemented certain customer loyalty strategies. In response to sustained demand for retail and wholesale time deposits and savings accounts, Banco Hipotecario started offering personal checking accounts and launched the Visa Banco Hipotecario credit card, which has steadily grown in terms of market penetration and transaction size. Banco Hipotecario also continued its strategy of expanding the offering of non-mortgage related insurance products it offers, including combined family, life, unemployment, health, personal accident and ATM robbery insurance.

In 2005, it continued expanding these business lines as non-financial private sector loans increased on Ps.363.2 million, or 20%, principally as a result of retail and consumer loan originations, which more than doubled when compared to 2004. Commercial loans to the private sector also increased by 19.2% during 2005 compared to 2004.

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2006, it portfolio of non-mortgage loans increased to 29% of its total loan portfolio compared to 20% as of June 30, 2005. In addition, mortgage loan origination increased 12% compared to June 30, 2005, and disbursements were Ps.79 million higher than in the same period of the previous year.

During 2005 and the first half of 2006, Banco Hipotecario also experienced continued increases in deposits, including savings accounts and time deposits. Accordingly, during the last twelve months the Bank’s deposits grew 43% or Ps.186 million, mainly as a result of a 57% increase in time deposits along with higher savings account balances, which rose 22%.

As a result of its diversified funding strategy, the weighted average life of our liabilities was 4.6 and 6.1 years as of December 31, 2005 and June 30, 2006, respectively, and the amortization schedule of its existing debt is gradual, accruing interest at a weighted average rate of 6.3% and 6.9%, respectively. Banco Hipotecario’s aggregate external funding at December 31, 2005 and at June 30, 2006 was approximately US$1.0 billion and US$1.1 billion, respectively, and their liquid assets and cash generation capacity has reduced their re-financing risk.

Summary Financial and Other Information of Banco Hipotecario

The following table presents summary historical financial and other information for Banco Hipotecario as of the dates and for the periods indicated. Banco Hipotecario´s year-end is December 31. The financial information as of December 31, 2004 and 2005 and for each year in the three-year period ended December 31, 2005 has been derived from Banco Hipotecario’s audited consolidated financial statements not included in this annual report. The following data should be read in conjunction with, and is qualified in its entirety by reference to Banco Hipotecario audited consolidated financial statements that appear in this annual report.

The summary historical financial information as of and for the six-month periods ended June 30, 2006 and June 30, 2005 has been derived from Banco Hipotecario’s unaudited financial statements not included in this annual report. In addition, investors should understand that Banco Hipotecario’s results of operations reflected in its interim financial statements are not necessarily indicative of the results that it may achieve for the full year.

Banco Hipotecario maintains its financial book and records in Pesos and prepares its financial statements in conformity with Argentine Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from Argentine GAAP. A narrative description of significant differences between Argentine Banking GAAP and Argentine GAAP are set forth in Note 6 to the Banco Hipotecario´s Consolidated Financial Statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and regulations of the SEC. See Note 37 to the Banco Hipotecario’s Consolidated Financial Statements for a description of the principal differences between Argentine Banking GAAP and US GAAP as they relate to Banco Hipotecario, and the reconciliation to US GAAP of net income (loss) and shareholder’s equity. Banco Hipotecario’s shareholders’ equity at December 31, 2004 and 2005, reconciled to Argentine GAAP or to U.S. GAAP, is materially lower than its shareholders’ equity as presented under Central Bank accounting rules.

Effective January 1, 1995 pursuant to Resolution No. 388 of the Central Bank’s Superintendency of Financial and Exchange Institutions, Banco Hipotecario discontinued its prior practice of adjusting its financial statements for inflation. Effective January 1, 2002, however, as a result of the application of Communication “A” 3702 which repealed any regime that did not allow companies to restate their accounting balances at period-end currency values, Banco Hipotecario resumed the application of the adjustment for inflation. On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003 and on April 8, 2003, the Central Bank issued Communication “A” 3921 discontinuing inflation accounting effective as of March 1, 2003. As a result, Banco Hipotecario’s audited consolidated financial statements as of December 31, 2004 and 2005 do not include the effects of inflation.

	As of or for the Twelve Months Ended June 30,
	2006		2006		2005
	(in thousands of US Dollars, except ratios) (18)
INCOME STATEMENT DATA:
Financial income	US$	237,877	Ps.	733,803	Ps.	681,482
Financial expenditures(1)		(133,618)		(412,184)		(388,882)
Net financial income		104,259		321,619		292,600
Provision for losses on loans		(3,403)		(10,498)		(16,699)
Net contribution from insurance(2)		14,551		44,886		36,988
Other income from services, net(3)		5,494		16,949		28,831
Administrative expenses		(60,033)		(185,190)		(147,010)
Miscellaneous income (loss) net(4)		40,363		124,511		(42,343)
Income taxes		(428)		(1,321)		(6,968)
Minority interest		(609)		(1,878)		5,623
Net income	US$	100,194	Ps.	309,078	Ps.	151,022

BALANCE SHEET DATA:
Assets
Cash and due from banks	US$	13,907	Ps.	42,900	Ps.	55,850
Banks and correspondents		92,374		284,956		258,209
Government and corporate securities		908,455		2,802,402		723,630
Mortgage-backed securities(5)		110,223		340,015		239,837
Loans:
Pre-Restructuring Loans		257,212		793,449		907,290
Post-Restructuring Loans		228,110		703,673		646,617
Public sector loans		59,717		184,216		556,024
Corporate and other loans		249,540		769,780		386,575
Total loans(6)		794,579		2,451,118		2,496,506
Accrued interest receivable		30,618		94,451		326,517
Reserve for loan losses		(47,101)		(145,297)		(258,372)
Net loans		778,096		2,400,272		2,564,651
Other receivables from financial transactions:
Loans in trust pending securitization(7)		32,492		100,231		150,348
Government compensatory bonds BODEN(8)		81,325		250,872		2,649,926
Other(9)		760,346		2,345,515		1,482,872
Reserve for loan losses		(10,970)		(33,840)		(52,963)
Total other receivables		863,193		2,662,778		4,230,183
Bank premises and equipment, net		35,744		110,264		113,482
Other assets		96,650		298,145		731,042
Total assets	US$	2,898,642	Ps.	8,941,732	Ps.	8,916,884

Liabilities and Shareholders’ Equity
Borrowings from Central Bank	US$	64,292	Ps.	198,329	Ps.	2,042,362
Other banks and international entities		125,480		387,081		542,841
Bonds		1,054,782		3,253,792		2,345,817
Deposits		199,296		614,787		423,386
Amounts payable under derivative instruments		312,744		964,753		900,940
Reserve for contingencies		66,642		205,577		250,433
Other liabilities(10)		312,502		964,008		366,778
Total liabilities		2,135,738		6,588,327		6,872,557
Shareholders’ equity		762,904		2,353,405		2,044,327
Total liabilities and shareholders’ equity	US$	2,898,642	Ps.	8,941,732	Ps.	8,916,884

	As of or for the Twelve Months Ended June 30,
	2006	2005
SELECTED RATIOS:
Profitability
Return on average assets	3.6%	1.7%
Return on average shareholders’ equity	13.5%	7.3%
Average rate of interest on mortgage loan portfolio (11)	10.0%	9.9%
Net interest margin (12)	4.3%	3.9%
Efficiency (13)	46.0%	39.0%
Insurance loss ratio (14)	16.6%	17.4%

Asset Quality (15) (16)
Pre-1991 loans to individuals:
Non-performing pre-1991 loans to individuals as a % of such loans	10.6%	19.2%
Reserve for pre-1991 individual loan losses as a % of such loans	14.4%	22.3%
Reserve for pre-1991 individual loan losses as a % of such non-performing loans	135.0%	116.1%
Post-1991 loans to individuals:
Non-performing post-1991 loans to individuals as a % of such loans	5.9%	15.9%
Reserve for post-1991 individual loan losses as a % of such loans	3.4%	11.8%
Reserve for post-1991 individual loan losses as a % of such non-performing loans	57.3%	74.0%

Total loans:
Non-performing loans as a percentage of total loans	6.2%	10.1%
Reserve for loan losses as a percentage of total loans	6.5%	10.0%
Reserve for loan losses as a percentage of non-performing loan	105.7%	99.0%
Charge-offs:
Charge-offs as a percentage of average loans	3.2%	3.2%
Pre-1991 loans charge-offs as a percentage of average pre-1991 Loans	8.6%	4.8%
Post-1991 loans charge-offs as a percentage of average post-1991 loans	9.1%	3.0%

Capital
Total shareholders’ equity / Total assets	26.3%	22.9%

(1)	Financial expenditures consist primarily of interest on deposits and other liabilities from financial transactions and contributions, and taxes on financial income.
(2)	Consists of insurance premiums earned minus insurance claims paid.
(3)	Income from services other than insurance premiums minus expenditures on services other than insurance claims.
(4)	Miscellaneous income minus miscellaneous expenses.
(5)	We hold subordinated bonds and certificates of participation issued in connection with our prior securitization activities.
(6)	Total loans exclude loans in trust pending securitization.
(7)	We transferred these loans to a trust pending their proposed securitization. Although not included in our “loans” for accounting purposes, these loans are included in our total loan portfolio for purposes of classifying our loans and establishing loan loss reserves in accordance with Central Bank requirements.
(8)	Includes the positive effects resulting from our option, pursuant to Argentine Central Bank Communication “A” 3800, to offset anticipated future losses by recognizing in advance compensation to be received from the Argentine government for our net financial position of -denominated assets and liabilities at December 31, 2001 converted at the exchange rate of Ps.1.40 to US$1.00.
(9)	Includes Ps.1,036.0 million and Ps.897.8 million of amounts receivable under derivative financial instruments for twelve months ended June 30, 2006 and 2005, respectively.
(10)	Includes Ps.95.3 million and Ps.66.5 million of accrued interest payable at June 30, 2006 and 2005, respectively.
(11)	Aggregate financial income earned on pre-1991 and post-1991 loans divided by average pre-1991 and post-1991 loans.
(12)	Net financial income divided by average interest earning assets. Included in financial income are net gains (losses) on government securities.

(13)	Administrative expenses divided by the sum of (i) net financial income, (ii) contribution from insurance and (iii) other income from services, net. Excludes severance payments and bonuses that totaled Ps.8.8 million and Ps.7.3 million for the twelve months ended June 30, 2006 and 2005, respectively.
(14)	Insurance claims paid divided by insurance premiums earned.
(15)	Non-performing loans consist of (i) in the case of consumer loans, those classified under Central Bank regulations as “Deficient Performance,” “Difficult Collection,” “Uncollectible” and “Uncollectible for Technical Reasons” and (ii) in the case of commercial loans, those classified under Central Bank regulations as “Problematic,” “High Risk of Insolvency,” “Uncollectible” and “Uncollectible for Technical Reasons.” See “Selected Statistical Information—Central Bank’s Loan Classification System and Reserves for Loan Losses” in this offering memorandum. We have used a variety of different methodologies for classifying the “non-performance” of our mortgage loans. As a result, information regarding non-performing loans is not necessarily comparable from one period to another. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Data,” “Selected Statistical Information—Central Bank’s Loan Classification System and Reserves for Loan Losses” and “—Classification of Loan Portfolio According to Central Bank Criteria” in this offering memorandum.
(16)	For purposes of Central Bank loan classifications and our establishment of loan loss reserves, total loans include accrued interest and loans in trust pending securitization.
(17)	Except for margins and ratios.
(18)	The US dollar convenience translation at June 30, 2006 is based on the peso/dollar exchange rate of Ps.3.0848=US$1.00, prevailing as of such date. Such translation should not be construed as a representation that the local currency amounts represent, or have been or could be converted into, US dollars at that or any other rate.

Competition

Shopping centers

In the shopping center sector we compete through our subsidiary Alto Palermo. Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Companies	Location (1)	Gross Leasable Area	Stores	% of national gross leasable area (2)	Stores (2)
				(%)	(%)
Alto Palermo S.A.
Alto Avellaneda (5)	GBA	58,205	149	4.6	3.4
Abasto Shopping Center	CBA	39,473	172	3.1	3.9
Mendoza Plaza (3) (5)	Mendoza	39,065	146	3.1	3.4
Paseo Alcorta (5)	CBA	53,354	113	4.2	2.6
Alto Palermo	CBA	18,079	150	1.4	3.4
Buenos Aires Design Center (4)	CBA	14,598	59	1.2	1.3
Patio Bullrich	CBA	10,749	85	0.8	1.9
Alto Noa (5)	Salta	18,779	85	1.5	1.9
Alto Rosario (5)	Rosario	41,011	145	3.2	3.2
Subtotal		293,314	1,104	23.2	25.0

Cencosud S.A.
Unicenter Shopping (5)	GBA	90,869	287	7.2	6.4
Plaza Oeste Shopping (5)	GBA	38,720	138	3.1	3.1
Quilmes Factory (5)	GBA	31,373	47	2.5	1.1
Lomas Center Shopping (5)	GBA	24,271	50	1.9	1.1
San Martin Factory (5)	GBA	24,388	31	1.9	0.7
Parque Brown Factory Outlet (5)	GBA	23,553	41	1.9	0.9
Las Palmas Pilar (5)	GBA	37,662	102	3.0	2.3
Portal Palermo (5)	CBA	22,763	46	1.8	1.0
Portal de la Patagonia (5)	GBA	21,700	45	1.7	1.0
Portal de Escobar (5)	GBA	18,886	24	1.5	0.5
Portal de los Andes	Mendoza	22,962	40	1.8	0.9
Portal de Rosario	Rosario	57,419	182	4.5	4.1
Subtotal		414,566	1,033	32.7	23.1

Other Operators		558,334	2,331	44,1	52.2

Totals		1,266,214	4,468	100.0	100.0

(1)	“GBA” means Gran Buenos Aires and “CBA” means Ciudad de Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding
(3)	The effective interest of Alto Palermo in Mendoza Plaza Shopping is 85.4%
(4)	Alto Palermo has an effective interest of 51% in ERSA, company that operates the concession of this building.
(5)	Includes total leaseable area occupied by supermarkets and hypermarkets.
(6)	Source: APSA.
(7)	Source: Argentine Chamber of Shopping Centers. We have not independently verified the information obtained from Argentine Chamber of Shopping Centers

Offices and Other

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There are a great number of office buildings, shopping malls, retail and residential premises in the areas where our properties are located. The abundance of comparable properties in the vicinity of ours may adversely affect our ability to rent or sell office space and other real estate, and may affect the sale and lease price of our premises. Historically, only a few companies have competed with us for the purchase of office buildings or other properties for development. This is a highly fragmented market.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitor.

The following chart shows certain information relative to the most important owners and operators of offices and other non-shopping centers properties in Argentina:

Offices
IRSA
Intercontinental Plaza	22,535	3,55
Bouchard 710	15,014	2,36
Suipacha 652/64	11,453	1,80
Libertador 498	10,533	1,66
Maipú 1300	10,280	1,62
Laminar Plaza	6,521	1,03
Edificios Costeros	6,389	1,01
Costeros Dock IV	5,437	0,86
Reconquista 823/41	5,016	0,79
Madero 1020	215	0,03
Others	3,677	0,58
Subtotal	97,070	15,29

Market
Torre Bank Boston	39,000	6,14
Catalinas Plaza	25,443	4,01
Av Paseo Colón 505	25,000	3,94
Alem Plaza	24,443	3,85
La Nación	24,384	3,84
San Martín 344	23,243	3,66
Torre Bouchard	22,383	3,53
Torre IBM	21,340	3,36
American express	20,800	3,28
República	19,887	3,13
Torre Olivetti	19,742	3,11
Shell	19,500	3,07
Av E Madero	18,682	2,94
Laminar	17,030	2,68
Torre Sk	16,000	2,52
Av E Madero 1020	15,960	2,51
Av LN Alem 1110	13,904	2,19
Colonos Plaza Sur	12,869	2,03
Chacofi II	12,802	2,02
Malecon	12,000	1,89
Fortabat	11,800	1,86
Puerto Mapfre	11,821	1,78
Chacofi I	11,220	1,77
Blue Sky	11,000	1,73
Colonos Plaza Norte	8,528	1,34
Brisas	7,655	1,21
Puerto Viamonte I	7,200	1,13
Puerto Viamonte II	7,200	1,13
Puerto del Centro	5,764	0,91
Puerto del Centro	5,764	0,91
Carlos Pellegrini 855	5,600	0,88
Porteño Plaza I	5,495	0,85
Bureau del Plata	5,240	0,83
Reconquista 1166	5,184	0,82
Porteño Plaza III	4,845	0,76
Prourban	4,507	0,71
Carlos Pellegrini 1427	3,800	0,60
Porteño Plaza II	2,308	0,36
Subtotal	538,443	84,71

Total	635,513	100

Other IRSA´s non-shopping center leased properties
Santa María del Plata	60,100
Thames	33,191
Commercial properties	642
Other properties	2,072
Subtotal	96,005

Related fees	N/A
Total IRSA´s leaseable area	193,075

Hotels

We own three five-star hotels in Argentina which are managed through strategic alliances by international operators such as Sheraton Overseas Management Corporation, Intercontinental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A., which manages the Hotel Alvear. The Hotel Llao Llao is unique for its landscape and beauty and is well known around the world. Our other two hotels, Hotel Intercontinental and Hotel Sheraton Libertador, are located in the City of Buenos Aires and account for 24% of the actual market share for this five-star hotel category.

The following table shows the breakdown of the market share of five-star hotels in the City of Buenos Aires as of June 30, 2006:

Hotel	Number of rooms	Market Share (%)
IRSA
Intercontinental	309	6.26
Sheraton Libertador	200	4.05

	509	10.31
Competition
Abasto Plaza	126	2.55
Alvear Palace	210	4.25
Caesar Park	172	3.48
Claridge	157	3.18
Emperador	265	5.37
Feir´s Park	115	2.33
Four Seasons	165	3.34
Hilton	418	8.46
Loi Suites	112	2.27
Marriot Plaza	320	6.48
Meliá	209	4.23
NH City	303	6.13
Panamericano	386	7.82
Sheraton	742	15.02
Sofitel	144	2.92
Madero	193	3.91
MayFlower	80	1.62
Etoile	96	1.94
Faena	108	2.19
Regal Pacific	109	2.21

	4430	89.69

TOTAL	4939	100

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, are applicable to the development and operation of our properties.

Currently, Argentine law does not specifically regulate shopping center lease agreements. Since our shopping center leases generally differ from ordinary commercial leases, we have created standard provisions that govern the relationship with our shopping center tenants.

Leases

Argentine law imposes certain restrictions on landlords, including:

•	a prohibition to include price adjustment clauses based on inflation increases in lease agreements; and

•	the imposition of a three-year minimum lease term for retail property, except in the case of stands and/or space in markets and fairs.

Although our lease agreements were U.S. Dollar-denominated, Decree No. 214/2002, Decree No. 762/2002 and Law N° 25,820 that amended the Public Emergency Law, provided that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provided for payments in U.S. Dollars were subject to the following rules:

•	financial obligations were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CER for commercial leases;

•	from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CVS;

•	if because of the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide about the difference in each particular case; and

•	pursuant to Decree 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

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

While current argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. On August 16, 2006, economy minister Felisa Miceli announced a loosening of requirements on mortgage loans up to Ps.300,000. Banks were enabled to finance 100 percent of house purchases on property valued at up to Ps.200,000 and 90 percent of purchases of property worth up to Ps.300,000. The duration of these loans will be up to 30 years. These measures were taken in response to the escalating cost of leases and the difficulties in accessing the mortgage loan market. These measures became effective in September, 2006.

The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” where lessees fail to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the instrument of the debt itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to evictions proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

On February 4, 2003, the Executive Branch enacted Decree 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in May 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine Congress enacted a new Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property will be suspended until December 2006.

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust by means of which the Executive Branch will refinance the mortgage debts and reschedule the maturity date. Financial institutions were given until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion System. The term for financial institutions to accept the mechanism was extended in several occasions by Decree No. 352/2004, Law No. 26,062, Decree No. 352/2004, Law No. 26,062, Law No. 26,084 and finally by Law No. 26,103.

This term was however extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The above mentioned law extends the term 120 days as from the day of its publication and suspends foreclosure proceedings for an additional 120 days period. In addition, Law No. 26,103 extended the duration of these measures to 180 days from the expiration of the extension established by Law 26,062.

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

Buenos Aires Building Code. The Buenos Aires Building Code (Código de la Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales and Ownership

Real Estate Installment Sales Act. The Real Estate Installment Sales Act No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, imposes a series of requirements on contracts for the sale of subdivided plots of land when the sale price is paid in installments and the deed is not conveyed until final payment. The provisions of this law require, among other things:

•	the registration of the intention to sell the property in subdivided plots in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regards to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division.

•	the preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act, unless seller registers his decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the installment sales contract prevails. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property.

Consumer Protection Act No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Act purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Act deems void and unenforceable certain contractual provisions in consumer contracts, including:

•	warranty and liability disclaimers;

•	waiver of consumer rights;

•	extension of seller rights; and

•	shifting of the burden of proof against consumers.

In addition, the Consumer Protection Act imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Act defines consumers or users, as the individuals or legal entities that contract for a price for final use or their own benefit or their family or social group:

•	the acquisition or rental of movable property;

•	the supply of services; and

•	the acquisition of new real estate intended for housing, including plots of land acquired with the same purpose, when the offer is public and directed to undetermined persons.

It also establishes that those who acquire, store, utilize or consume goods or services to integrate them into a production, transformation, commercialization or supplying to third parties process will not be considered consumers or users.

In addition, the Consumer Protection Act defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The following are excluded from the application of the Consumer Protection Act:

•	services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority; and

•	contracts involving used assets, executed between consumers.

The Consumer Protection Act determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer. On June 2005, Resolution No. 104/05, which complements the Consumer Protection Act, adopted MERCOSUR’s Resolution on which requires that those who engage in commerce over the Internet (E-Business) to disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms.

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for later subdivision into condominium (Propiedad Horizontal). Under this law, developers must inform potential purchasers of their intention to sell the building as a condominium, as well as of all sale conditions, and the size of each unit in relation to the whole building. The sale of these units is subject to subdivision approval and in order to be included in Buildings Law regime must be registered with the Real Estate Registry (Registro de la Propiedad Inmueble). This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers.

Mortgage Regulation. The Argentine Civil Code regulates mortgages both as a contract and as a right over property. There are no special provisions in the Civil Code aimed at protecting mortgagors. Any agreement entered into by a mortgagor and a mortgagee at time of execution of the mortgage or prior to the default of the mortgagor allowing the mortgagee to recover the property without a public auction of the property will not be enforced by the courts as contrary to Argentine public policy.

Until the enactment of Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a proceeding regulated by the Civil and Commercial Procedure Code. The heavy caseload on the courts that hear such matters usually delays the summary proceeding, which currently takes 1 to 2 years to complete.

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

On the other hand, the Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were be suspended for a period of 180 days from the law’s effective date. Such period was extended for 90 days more by Law No. 25,640 dated September 2002, expiring on February, 2003.

On February 4, 2003, the Executive Branch enacted Decree No. 204/2003 creating a mediation proceeding, for a limited period of 90 days, to be conducted through the Legal Emergency Units (Unidades de Emergencias Legales) depending from the Ministry of Labor, Employment and Social Security and the Ministry of Production. Such Legal Emergency Units shall intervene at the request of debtors or creditors in foreclosure cases.

The mediation proceeding is voluntary and free. Proposals and negotiations made by the parties during the mediation proceedings are subject to the confidentiality of ordinary mediations. No mediation proceeding will result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

The Legal Emergency Units will attempt to facilitate an agreement between the parties, enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Legal Emergency Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of force of 90 days.

Most mortgages executed by us provide that we are empowered to declare the anticipated expiration of the loan upon non-payment of an installment. This enables us to recover the unpaid amounts through the sale of the relevant property pursuant to the Civil and Commercial Procedure Code and Law No. 24,441.

Pursuant to the argentine law, fees and expenses related to collection procedures must be borne by the debtor, and the proceeds from any auction of the property may be used for the settlement of such obligation.

Although our mortgages are U.S. Dollar-denominated, Decree No. 214/02 and Decree No. 762/2002 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. Dollars are subject to the following rules:

•	financial obligations were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CER for commercial leases;

•	from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CVS;

•	if because of the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide about the difference in each particular case; and

•	pursuant to Decree 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

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

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010, regulates different aspects of the business known as “credit card system”. The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop S.A.

Antitrust Law. Law No. 25,156 prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies (i) which hold 25% or more of the relevant market or (ii) which exceed the accumulated sales volume by approximately Ps.200 million in Argentina or Ps.2,500 million worldwide; then the respective concentration should be submitted for approval to the National Antitrust Commission. The request for approval may be filed, either prior to the transaction or within a week after its completion.

The antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in total Ps.20.0 million or Ps.60.0 million in the last 36 months, these transactions must be notified to the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia). As the consolidated annual sales volume of Alto Palermo and IRSA exceed Ps.200.0 million, we should give notice to the National Antitrust Commission of any concentration provided for by the Antitrust Law. As of November 2006, two of the Company’s transactions fall under the scope of this law: i) the Company is in the process of acquiring a company and a plot of land in the province of Buenos Aires, and ii) the Company is in the process of acquiring 808,354 outstanding ordinary shares of E-COMMERCE LATINA S.A. and 11 outstanding ordinary shares of Altocity.com S.A. The National Antitrust Commission was notified of these transactions prior to execution.. Antitrust Law does not affect our ongoing business.

C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2006.

Subsidiary	Activity	Country of incorporation	Percentage ownership (1)	Percentage of voting power (1)	Total revenue percentage
Palermo Invest S.A.	Investment	Argentina	66.7%	66.7%	0.0
Inversora Bolívar S.A.	Real Estate	Argentina	66.7%	66.7%	1.3
Ritelco S.A.	Investment	Uruguay	100.0%	100.0%	0.0
Nuevas Fronteras S.A.	Hotel	Argentina	50.9%	50.9%	6.8
Pereiraola S.A.	Real Estate	Argentina	83.3%	83.3%	0.0
Abril S.A.	Real Estate	Argentina	83.3%	83.3%	0.0
Baldovinos S.A.	Real Estate	Argentina	83.3%	83.3%	0.2
Hoteles Argentinos S.A.	Hotel	Argentina	80.0%	80.0%	4.4
Alto Palermo (2)	Shopping Centers	Argentina	61.5%	61.5%	62.6
Llao Llao Resorts S.A.	Hotel	Argentina	50.0%	50.0%	6.8
Canteras Natal Crespo S.A. (3)	Sale of arids	Argentina	43.2%	43.2%	0.0

(1)	It does not contemplate irrevocable contributions.
(2)	Alto Palermo’s Consolidated Information.
(3)	The Company holds joint control of Canteras Natal Crespo S.A. with ECIPSA, See Note 2.f.

We have a significant interest in Banco Hipotecario S.A. (“Banco Hipotecario”), an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2006, we owned 11.8% of Banco Hipotecario, and 5.0% of such ownership was through our subsidiary Ritelco S.A. Also, as of June 30, 2006, the voting power held by IRSA and Ritelco S.A. in Banco Hipotecario were 10.20% and 8.15%, respectively. We do not currently lease any material properties other than our headquarters.

The following is our organizational chart and our principal subsidiaries as of June 30, 2006:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
67%
Palermo Invest
100%
Inversora Bolívar
Commerce
62%
APSA
100%
Ritelco
5%
Banco Hipotecario S.A.
LEGAL ENTITIES
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
Tarshop
Banks
Banco Hipotecario S.A. (7%)
Banco de Crédito y Securitización S.A. (5%)
50%
Hotel
Llao Llao
80%
Hotel
Libertador
76%
Hotel
Intercontinental
50%
Internet Companies
E.Commerce Latina S.A.
98%
Internet Companies
Altocity.Com
50%
Credit Card
Metroshop
100%
Apartments
Torres Jardín
Others
100%
Land Reserves
Puerto Madero
Caballito
Santa María del Plata
Others
100%
Residential Apartments
Villa Celina
50%
Residential Apartments
Abril
50%
50%
Land Reserves
Pereiraola
50%
Land Reserves
Puerto Retiro (50%)
Others (100%)
100%
Apartments
Alto Palermo Park
Others
100%
Apartments
Torres de Abasto
100%
Land Reserves
Caballito
Others
Legal Entities
Office & Rental Properties
Shopping Centers
Hotels
Banks
Developments
Internet Companies
Credit Card

Foot note: all participations reflect percentage of total capital. Percentages have been rounded

In February, 2002 we sold all of our participation in Brazil Realty. After June 30, 2005 we sold our participation IRSA Telecomunicaciones

D. Property, Plant and Equipment

Property

As of June 30, 2006, all of our property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, and shopping centers) was located in Argentina. We lease our headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to two lease agreements that expire on February 28, 2014 and November 30, 2008, respectively.

The following table sets forth certain information about our properties that are held in fee:

Property	Date of Acquisition	Leaseable/ Saleable m2	Location	Net book Value Ps./000	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use
Intercontinental Plaza (3)	11/18/97	22,535	City of Buenos Aires	66,277	—	—	—	—		Office Rental
Bouchard 710	06/01/05	15,014	City of Buenos Aires	70,786	Mortgage (16)	39.3	May-08	1.3	Fixed Rate 8.5%	Office Rental
Libertador 498	12/20/95	10,533	City of Buenos Aires	42,490	Mortgage (4)	102.5	Nov-09	10.8	Libor 3M + 200 bps	Office Rental
Maipú 1300	09/28/95	10,325	City of Buenos Aires	43,726	—	—	—	—		Office Rental
Laminar Plaza	03/25/99	6,521	City of Buenos Aires	30,032	Mortgage (4)	102.5	Nov-09	10.8	Libor 3M + 200 bps	Office Rental
Madero 1020	12/21/95	215	City of Buenos Aires	1,818	—	—	—	—		Office Rental
Reconquista 823	11/12/93	6,100	City of Buenos Aires	19,560	—	—	—	—		Office Rental
Suipacha 652	11/22/91	11,453	City of Buenos Aires	11,808	—	—	—	—		Office Rental
Dock II Edificio A y B . “Edificios Cruceros”	03/20/97	6,389	City of Buenos Aires	19,020	—	—	—	—		Office Rental
Costeros Dock IV	08/29/01	5,437	City of Buenos Aires	21,463	Mortgage (4)	102.5	Nov-09	10.8	Libor 3M + 200 bps	Office Rental
Madero 942	08/31/94	768	City of Buenos Aires	2,651	—	—	—	—		Office Rental
Av. De Mayo 595	08/19/92	1,958	City of Buenos Aires	4,630	—	—	—	—		Office Rental
Av. Libertador 602	01/05/96	638	City of Buenos Aires	2,929	—	—	—	—		Office Rental
Rivadavia 2774	09/19/91	274	City of Buenos Aires	321	—	—	—	—		Office Rental
Sarmiento 517	01/12/94	39	City of Buenos Aires	86	—	—	—	—		Office Rental
Constitución 1111	06/16/94	312	City of Buenos Aires	760	—	—	—	—		Comercial Rental

Alsina 934	01/08/91	3,750	City of Buenos Aires	1,429	—	—	—	—	Comercial Rental
Santa María del Plata	07/10/97	40,000	City of Buenos Aires	10,513	—	—	—	—	Others rentals
Constitución 1159	06/16/94	2,072	City of Buenos Aires	2,000	—	—	—	—	Others rentals
Other Properties (5)		33,468	City and Province of Buenos Aires	4,667	—	—	—	—	Office Rental
Alto Palermo Shopping Center (6) (7)	11/18/97	18,055	City of Buenos Aires	193,513	—	—	—	—	Shopping Center
Abasto (6)	07/17/94	39,329	City of Buenos Aires	194,892	—	—	—	—	Shopping Center
Alto Avellaneda (6)	11/18/97	27,313	City of Avellaneda	86,289	—	—	—	—	Shopping Center
Paseo Alcorta (6)	06/06/97	14,821	City of Buenos Aires	62,260	—	—	—	—	Shopping Center
Patio Bullrich (6)	10/01/98	10,780	City of Buenos Aires	109,409	—	—	—	—	Shopping Center
Nuevo Noa (6)	03/29/95	18,880	City of Salta	29,016	—	—	—	—	Shopping Center
Buenos Aires Desing (6)	11/18/97	14,598	City of Buenos Aires	18,517	—	—	—	—	Shopping Center
Alto Rosario	11/09/04	30,579	City of Rosario	85,516	—	—	—	—	Shopping Center
Mendoza Plaza	12/01/94	40,132	City of Mendoza	88,601	—	—	—	—	Shopping Center
Dock III (8)	09/09/99	10,474	City of Buenos Aires	90218	—	—	—	—	Land Reserve
Puerto Retiro (3)	05/18/97	82,051	City of Buenos Aires	46,518	—	—	—	—	Land Reserve
Caballito	11/03/97	20,968	City of Buenos Aires	9,223	—	—	—	—	Land Reserve
Santa Marìa del Plata	07/10/97	675,952	City of Buenos Aires	114,397	—	—	—	—	Land Reserve
Pereiraola (9)	12/16/96	1,299,630	Province of Buenos Aires	21,875	—	—	—	—	Land Reserve
Dock IV	12/02/97	4,653	City of Buenos Aires	6,704	—	—	—	—	Land Reserve
Others City of Buenos Aires (10)		62,973	City of Buenos Aires	76,161	—	—	—	—	Land Reserve
Others Province of Buenos Aires (11)		3,564,220	Province of Buenos Aires	43,884	—	—	—	—	Land Reserve

Other Neuquén (12)		52,286	City of Neuquén	10,012	Mortgage (13)	—	—	—		Land Reserve
Hotel Llao Llao	06/01/97	15,000	City of Bariloche	44,096	—	—	—	—		Hotel
Hotel Intercontinental	11/01/97	37,742	City of Buenos Aires	55,573	—	—	—	—		Hotel
Hotel Libertador (14)	03/01/98	17,463	City of Buenos Aires	38,196	Mortgage	18.5	Mar 10	15.6	Libor 3M +450bps	Hotel
San Martín de Tours	06/26/03	2,891	City of Buenos Aires	14,211	Mortgage (15)	2.2	End of construc-tion	2.2		Develop-ment

(1)	Total leaseable area for each property. Excludes common areas and parking spaces.
(2)	Cost of acquisition or development (adjusted as discussed in Note 2.c. to the Consolidated Financial Statements), plus improvements, less accumulated depreciation, less allowances.
(3)	Through Inversora Bolívar.
(4)	We have mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dock IV) in connection with the issuance of the Collateralized Notes. On June 30, 2005 mortgaged properties had a net book value of Ps.85.5 million and an outstanding principal amount of Ps.102.5 million. The balance due at maturity is Ps.10.8 million.
(5)	Includes Thames, one unit in Alto Palermo Park (through Inversora Bolívar) and Commercial places “Abril” (through IRSA and Inversora Bolívar).
(6)	Through Alto Palermo. We own a 51% interest in ERSA. Currently our shares of Emprendimiento Recoleta S.A. are pledged.
(7)	Shopping Alto Palermo (“SAPSA”) is owned by Alto Palermo. On January 18, 2001, (i) Alto Palermo issued Series A Senior Notes for US$40 million and (ii) Alto Palermo and SAPSA co-issued Series B Senior Notes for US$80 million that will be severally paid by Alto Palermo and SAPSA. The Series A and B Senior Notes are due in 2005. The payment of the total amount of the Senior Notes is guaranteed by a Trust Agreement pursuant to which all of Alto Palermo’s shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 between Alto Palermo and Ritelco, as shareholders of SAPSA and as Trustors, Río Trust S.A., as Trustee, and the holders of the Senior Notes as Beneficiaries. At June 30, 2005, we fully cancelled the Senior Notes outstanding.
(8)	On May 18, 2005, the Company had entered into a preliminary agreement with an unrelated party, DYPSA, Desarrollos y Proyectos S.A., pursuant to which the Company would sell to DYPS an undeveloped plot of land of Dique III (identifies as plot d) for a total purchase price of US$8,500. See Note 4.d. (i) to the Consolidated Financial Statements. On September 7, 2004 the Company entered into a barter and option agreement with the unrelated party DYPSA. In May 2006, Dypsa accepted the option to acquire plot 1 e on an exchange basis. See Note 4.d.(ii) to the Consolidated Financial Statements. Through Buenos Aires Trade & Finance Center S.A. on November 2004, we signed an exchange deed for one of the three parcels in which our plot is divided whereby DYPSA agreed to pay US$8,030,000 through the exchange of 28.50% of the total meters to be constructed.
(9)	Directly through IRSA and indirectly through Inversora Bolívar.
(10)	Includes the following land reserves: Torres Jardín IV, Edificios Cruceros, Concepción Arenales, Dorrego 1916, Padilla 902 and Puerto Madero Dock 13 (through IRSA), Intercontinental Plaza II (through Inversora Bolívar) and Terrenos Alcorta, Caballito Torres Abasto and the Coto project (through Alto Palermo).
(11)	Includes the following land reserves: Terrenos Pilar and Villa Celina (through IRSA), Pontevedra, Merlo and Benavídez (thorough Inversora Bolívar), Terrenos Rosario (through Alto Palermo); lots “Abril” (through IRSA, Inversora Bolívar and Baldovinos S.A.)
(12)	Included Terrenos Neuquén (through Alto Palermo).
(13)	At June 30, 2005, Shopping Neuquén included a Ps.41,792 loan secured by a mortgage on the land.
(14)	In January 2001 our subsidiary Hoteles Argentinos, owner of 100% of the Hotel Libertador, obtained a loan from Bank Boston N.A. for US$12.0 million. Subsequently, Bank Boston sold this loan to Marathon Master Fund Ltd. This loan was due in January 2006 with interest being payable quarterly at Libor plus a spread ranging between 401 and 476 basis points, depending on the value of certain financial ratios. This loan was not converted into Pesos and it is stated in U.S. Dollars because it is governed by the laws of the State of New York. On December 16, 2004, our wholly-owned subsidiary Ritelco S.A. acquired 100% of the debt Hoteles Argentinos had with Marathon Master Fund, Ltd. Ritelco S.A. paid a total amount of US$8.0 million. In March 2005 Credit Suisse First Boston International (“CSFB”) purchased the credit on the Hoteles Argentinos debt and we entered into an agreement with CSFB pursuant to which, among other things, we guarantee the payment of the debt owed by Hoteles Argentinos and in the event of non-compliance we shall repurchase the loan agreement for US$8.0 million. As guarantee for this transaction, we made a payment of US$2.0 million. Hoteles Argentinos must present a restructuring plan of the loan prior to March 15, 2006. The loan is collateralized by a mortgage on this property.
(15)	In connection with the purchase of the plot of land where we are currently constructing “San Martin de Tours” project, we have assumed a mortgage payable which will be settled at the end of the construction through the delivery of certain apartments. This debt is valued at the higher of the purchase price or the estimated cost of construction and subsequent transfer of the units to be delivered.

(16)	The Company have a first mortgage on this property as guarantee of the amount owed for its purchase which totaled US$17.3 million at June 30, 2005. On July 1, 2005 we paid US$0.4 million related to the first installment of the mortgage and on July 26, 2005 we signed an amendment to the mortgage pursuant to which we made a partial prepayment of US$3.2 million and agreed to settle the balance of US$13.6 million in 34 monthly equal and consecutive installments of US$0.5 million each (including interest at a rate of 8.5%).

Insurance

We carry insurance policies with insurance companies we consider to be financially sound. We employ multi-risk insurance for our shopping centers, which covers fire damage and negligence liability, electrical and water damages, theft and business interruption. We have had to make few claims under our shopping centers' insurance, including a recent claim for a fire at Alto Avellaneda Shopping on March 5, 2006 and to date have been able to recover substantially all of those claims from our insurers.

In our development and sale of properties segment, we only maintain insurance when we retain property ownership over the land under development or when we develop the property ourselves. Our liability and fire insurance policies cover potential risks such as property damages, business interruption, fire, falls, collapse, lightning and gas explosion. Such insurance policies have specifications, limits and deductibles which we believe are customary. We maintain insurance policy for our properties after the end of construction only if we retain ownership, primarily in the offices and other non-shopping center rental properties segment.

We carry directors and officers’ insurance covering management’s civil liability, as well as legally mandated insurance, including employee personal injury. We do not purchase, as a beneficiary, life or disability insurance for our key employees. We believe our insurance policies are adequate to protect us against the risks for which we are covered. However, no assurances can be given that the amount of insurance we carry will be sufficient to protect us from material loss. See “Risk Factors—Risks Related to our Business—Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive”.

Item 4 A. Unresolved Staff Comments.

This section is not applicable.

ITEM 5. Operating and Financial Review and Prospects

A. Operating Results

The following Operating and Financial Review and Prospects should be read together with Item 3: “Key Information—Selected Financial Data” and our Consolidated Financial Statements appearing elsewhere in this annual report. This “Operating and Financial Review and Prospects” discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, t the words “expects”, “anticipates”, “intends”, “believes” and similar language. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many risk factors, including those set forth elsewhere in this annual report.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2006, 2005 and 2004 relate to the fiscal years ended June 30, 2006, 2005 and 2004 respectively.

Our Consolidated Financial Statements are presented in thousands of Pesos. Except as discussed in the following paragraph, our Consolidated Financial Statements are prepared in accordance with Argentine GAAP and the CNV regulations, which differ in certain significant respects from U.S. GAAP. Note 27 to our Consolidated Financial Statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our consolidated figures and a reconciliation to U.S. GAAP of net income reported under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2006 and 2005. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and regulations of the SEC.

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

Critical Accounting Policies and Estimates

In connection with the preparation of the Consolidated Financial Statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	revenue recognition:

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	debt restructuring;

•	deferred income tax;

•	asset tax credits

Revenue recognition

Accounting for real estate barter transactions

During the years ended June 30, 2006, 2005 and 2004 the Company entered into certain non-monetary transactions with third parties pursuant to which the Company sold parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties.

Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss were recognized at the time of the exchange.

We believe that this accounting policy is a “critical accounting policy” because the impact of accounting for real estate barter transactions under this method could have a material effect on our consolidated balance sheet as well as on the results of our operations.

The performance of a sensitivity analysis, which reduced the fair market value of the assets by 5%, would have resulted in a smaller revenue of Ps. 3.2 million.

Recognition of inventories at net realizable value

Inventories, on which the Company received down payments that fix the sales price and the terms and conditions of the contract assure reasonably the closing of the transaction and the realization of the gain, are valued at net realizable value.

Ps.9.1 million were valued according to this criteria, which was principally applied to the following developments: “Cruceros” for Ps.4.6 million, “Torres Rosario”, for Ps.3.5 million, and “Dock III – Plot Z”, for Ps.1.6 million and “San Martín de Tours” for Ps.0.6 million in losses.

We believe that the accounting policy related to recognition of inventories at net realizable value is a “critical accounting policy” because the impact of accounting under this method could have a material effect on our consolidated balance sheet as well as on the results of our operations.

The performance of a sensitivity analysis, which reduced the market value of the properties by 5%, would have resulted in a smaller “Gain from recognition of inventories at net realizable value” of Ps. 0.8 million.

Provisions for allowances and contingencies

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

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, from such asset is separately identifiable and less than its carrying value. We determine the fair market value primarily using independent appraisals and utilizing anticipated cash flows discounted at a rate commensurate with the risk involved. The reposition value is mainly determined using independent appraisals or projections of future cash flows. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Impairments are allocated to the results of the year.

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

We believe that the accounting policy related to impairment of long-lived assets is a “critical accounting policy” because:

•	it is highly susceptible to change from year to year because it requires company management to make assumptions, such as future revenues and costs, future vacancy rates and future prices. Estimates about future prices and future vacancy rates require significant judgment because actual prices and vacancy rates have fluctuated in the past and are expected to continue to do so; and

•	the impact that recognizing or reversing an impairment would have on assets reported on our balance sheet as well as on the results of our operations, could be material.

As of June 30, 2002 we reviewed our assets related to Development and sale of properties, Office and others, Hotels and Shopping Centers segments for impairments due to the continued deterioration of the Argentine economy. As a result, as of June 30, 2002 we had recognized an impairment of Ps. 140.6 million. During the years ended June 30, 2003 and 2005 we also recognized impairment losses totaling Ps. 14.0 million and Ps. 0.2 million, respectively. As a result of increases in their fair market values, during the years ended June 30, 2003, 2004, 2005 and 2006 we partially reversed the impairment losses, recognizing gains of Ps. 25.4 million, Ps. 63.1 million, Ps. 28.2 million and Ps. 12.6, respectively. Assets related to those four segments represent approximately 92% of our total long-lived assets as of June 30, 2006.

The fair market value of our office and retail buildings was determined following the rent value method, considering each property’s future cash flow, competition and historical vacancy rates. The price per square meter of our properties varies based on the category and the type of building as well as each projected variation. Vacancy rates are today the lowest in the past 15 years and no new stock will be incorporated in the next 36 months in Buenos Aires class A/B office market. For the analysis a 5% flat vacancy was considered in all cash flows. For Class A buildings the average price per square meter used was Ps. 55.53 while for Class A/B buildings the average was Ps. 42.5 and for Class B/C buildings was Ps. 20.0. The performance of a sensitivity analysis, which reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2006 of Ps. 2.2 million.

As regards hotels, the discounted cash flows methodology was applied by taking the forecasts of each hotel in a 10-year flow and discounting such estimated amounts at rates according to risk, location, etc. The cash flows to be discounted considered revenues per room, per guest, per additional charge as well as the fixed and variable expenditures related to the transaction. Rate increases and occupancy variations were estimated based on the information supplied by each hotel's management and comparing them to industry-specific data in the local market. Tourism activities and related industries grew by 19% over the last 12 months at the national level, even though at a worldwide level these industries only grew by 3%. Argentina has then become a major attraction for tourists.

As regards IRSA’s hotel portfolio, it goes hand in hand with the growth shown by tourism and occupancy rates in the City of Buenos Aires and on top of that it offers an additional advantage: because of its location and its history, Llao Llao is a unique hotel in its niche. The Sheraton Libertador hotel has regained after the crisis a healthy position and hosts major volumes of regional guests, as these are the visitors that have increased the most and we forecast sustained occupancy levels with a stepwise increase in rates. Mirroring the opening of high-end 5-star hotels in Recoleta and Puerto Madero, the Intercontinental Hotel has posted increases in occupancy rates resulting from a larger number of tourists and business guests that cannot be accommodated by the city's most expensive hotels and is starting to rank as the best 5-star alternative in the city given its infrastructure, amenities and prices. Thanks to this outlook, the level of revenues from IRSA’s hotel portfolio is estimated to improve over the coming 24 months.

The performance of a sensitivity analysis, which reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2006 of Ps. 0.3 million.

Valuation of shopping centers was performed according to the rent value method. We calculated discount rates considering each property’s location, competition in its market, its historical rents income, vacancy rates and cash flow. The average discount rates we used were between 8.0% and 12.0%, and the average vacancy rate was projected in a 5% flat, taking into consideration the actual vacancy is less than 2%. The performance of a sensitivity analysis, which reduced prices per square meter by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2006 of Ps. 3.3 million.

We used the open market method for determining the fair market value of our parcels of undeveloped land (taking into consideration the cost participation of the land per saleable surface in each site) and inventories. The performance of a sensitivity analysis, which reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses as of June 30, 2006 of Ps. 1.4 million.

Debt restructuring

Extension of Alto Palermo´s Convertible Notes’ maturity date

On August 20, 2002, APSA issued an aggregate amount of US$ 50 million of uncollateralized convertible notes (the "Convertible Notes") in exchange for cash and the settlement of certain liabilities. The Convertible Notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares of Ps. 0.10 par value per share and originally matured on July 19, 2006. On May 2, 2006 a meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged.

Under Argentine GAAP, from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument The new debt instrument should be initially recorded at fair value and that amount should be used to determine the extinguishment gain or loss to be recognized.

Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instrument are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows.

We believe that the accounting policy related to the extension of our Convertible Notes’ maturity date is a “critical accounting policy” because it required management to make an estimate of the present value of the future cash flows, using an estimated discount rate which is highly susceptible to changes from period to period, and as such the impact on the fair market value of our debt instruments could be material.

Based on the analysis performed, we concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized.

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

We provided a valuation allowance for a portion of our net deferred tax assets, as we do not consider the realization of the full tax benefit to be more likely than not. We considered all evidence, both positive and negative, in determining if a valuation allowance is needed for some portion or all our deferred tax assets. This evidence consist primarily of:

•	Limitations in the use of certain deferred tax assets, primarily tax loss carry forwards

•	Reversals of existing taxable temporary differences

•	Business projections

As a result of the evaluation of this evidence, we accounted for a valuation allowance of approximately 42% of our deferred tax assets, amounting to Ps.27 million. Net deferred tax assets as of June 30, 2006 were Ps.65 million. A decrease and an increase of 10%, 20% and 30% in the net result of our projections utilized in determining the valuation allowance of our deferred tax assets would have had the following impact:

Premises fluctuation	Valuation allowance in million	Additional (loss) / gain in million of Ps.	Impact on Net income	Impact on Shareholder´s equity
-10%	34	-7	-7,25%	-0,47%
-20%	42	-15	-15,53%	-1,01%
-30%	50	-23	-23,82%	-1,55%
10%	21	6	6,21%	0,40%
20%	16	11	11,39%	0,74%
30%	10	17	17,60%	1,14%

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and

•	the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of income could be material.

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

Effect on us of devaluation and economic crisis

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to a four-year-old recession, the Argentine economy has deteriorated sharply. However, during year 2003 certain signals of recovery appeared in the economy, which continued strengthening during 2004, 2005 and 2006.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001, during the second half of 2001. Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001. In 2003, the economy began to recover, closing the year with year-on-year growth of 11.7%. Exceeding growth expectancies, in 2004 the GDP increased 9.0% in comparison with 2003. Estimates are that during 2006 the GDP will increase 8.6% in comparison with 2005, consolidating the economy expansion.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified his decision. On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso are settled in the Domestic Exchange Market (“Mercado Unico y Libre de Cambio”) at a floating market rate depending on supply and demand. This new legislation had a material adverse impact on our financial position and the results of our operations in fiscal year 2002, which was mostly offset during fiscal year 2003, 2004 and 2005.

During fiscal year 2005, the Government of President Néstor Kirchner submitted a proposal to creditors to continue the payments of the external debt. We would mention that the official offer of the sovereign debt exchange obtained very good results and was 76.07% supported by creditors. The Government was able to record a partial remission of the debt in terms of current value of 65.2%, which exceeds any remission recorded in any other debt restructuring process in other countries.

On the other hand, in February 2006 the government paid the total debt to the IMF through the payment of US$ 9.530 million, reducing significantly the sobereing debt of the country.

This significant advancement represented an opportunity for the country to recover the international market reliability and allowed generating an economic context of higher feasibility, which in turn will encourages the concretion of future investments.

Effects of inflation

The Argentine Peso devaluation by the Executive Power carries the risk of a significant inflation increase.

Following are the annual inflation indices that reflect the variation with respect to equal month of the previous year published by the Argentine Ministry of Economy:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%
2005	9.0%	7.7%
2006	11.0%	12.2%

The inflationary risk increase may erode macroeconomic stability held at present in the country, which would cause a negative impact on the development of our operations.

Retail prices accumulated a significant increase during 2005, which turned inflation into one of the main issues of the economy. In order to hold back inflation, the government intervened through trade agreements, among which negotiations within the foods and textiles sector stand out. In this way, the CPI accumulated increase for the first semester of 2006 accounted for 4.9% and 5.1% for the Wholesale Price Index (“IPIM”), thus showing signs of desacceleration in the price increase for the rest of calendar year 2006.

Effects of interest rate fluctuations

Most of our U.S. dollar denominated debt accrued interest at a floating rate. An increase in interest rates implied significant increase of our financial costs and materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

A portion of our financial debt is denominated in U.S. dollars. Foreign currency exchange rate fluctuations significantly increases the risk of default on our mortgages and lease receivables, since many of our customers have cash flows in pesos and consequently will therefore experience a relative increase in their U.S. denominated liabilities compared to their Peso denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar- denominated liabilities.

Business Segment Reporting

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have five reportable segments. These segments are “shopping centers”, “development and sales of properties”, “office and other non-shopping center rental properties”, “hotel operations” and “financial operations and others”. A general description of each segment follows:

Shopping centers. This segment includes the operating results of our shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; and (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis.

Development and sale of properties. This segment includes the operating results of our construction and ultimate sale of residential buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results from our lease and service revenues for office space and other non-retail building properties.

Hotel operations. This segment includes the operating results of our hotels principally comprised of room, catering and restaurant revenues.

Financial operations and others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on net income. We do not depend on an only client.

Allocation of certain expenses and other gains to business segments

Allocation of administrative expenses

Administrative expenses directly attributable to the shopping centers and hotel business segments are directly allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the sales and development segment and the office space and other rental building segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 53.11% and 46.89% of administrative expenses (excluding expenses directly attributable to the shopping centers and hotels segments) are allocated to the sales and development segment and the office space and other rental building segments, respectively.

Allocation of net income from retained interest in securitized receivables

Alto Palermo’s profits from its interests in Tarjeta Shopping are allocated to our shopping centers segment.

Allocation of the amortization of goodwill

The amortization of goodwill from the acquisition of Alto Palermo and Alto Palermo’s subsidiaries are allocated to our shopping center segment.

Allocation of financial results, net

Includes interest income, interest on discounting of assets and liabilities, gain on financial operations, financial expenses, exchange gain (loss) and other financial results allocated to each segment, as described below.

Allocation of gain (loss) on financial operations

The shopping centers and hotels segments each manage their financial operations individually, as such, results generated on such operations are directly allocated to these segments. The remaining financial gains or losses are shown in the Financial Operations and Others segment since they are not specifically identified as to being generated by any other separate segment.

Allocation of interest income, interest on discounting of assets and liabilities and financial expenses

Only the results generated by Alto Palermo and our hotels are recorded in the shopping centers and hotels segments. The remaining results are prorated among sales and development, office and others, hotels, shopping centers and “Financial Operations and Others” in proportion to the corresponding assets to each segment.

Allocation, exchange gain (loss) and other financial results

In the case of shopping centers and hotels, the above mentioned are attributed to the segments giving rise to them. The remaining items are recorded in financial and other operations as they are not directly related to any segment.

Allocation of gain (loss) from related parties

Gain on equity investments is allocated to the corresponding segments. Gain on equity investments carrying out activities not falling under any of our segments of activity are recorded under “Financial Operations and Others.”

Allocation of other expenses, net.

The shopping centers and hotels segments each manage their expenses individually, as such, results generated on such operations are directly allocated to these segments. The remaining expenses are shown in the Financial Operations and Others segment since they are not specifically identified as to being generated by any other separate segment.

The following tables show certain operating data by business activity:

	For the fiscal year 2006 (in millions of Pesos)
	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Financial operations and others	Total
Revenues	104.0	30.6	338.0	103.8	1.4	577.7
Costs	(54.2)	(9.0)	(121.3)	(58.0)	(1.4)	(243.8)
Gross profit	49.8	21.6	216.7	45.8	0.1	333.8
Gain from recognition of inventories net realizable value	9.1	—	—	—	—	9.1
Selling expenses	(1.8)	(1.0)	(46.6)	(10.7)	—	(60.1)
Administrative expenses	(12.1)	(10.7)	(51.8)	(21.0)	—	(95.6)
Net Income from retained interest in securitized receivables	—	—	2.6	—	—	2.6
Gain from operations and holdings of real estate assets, net	0.1	2.6	9.5	0.4	—	12.6

Operating income	44.9	12.5	130.4	14.6	0.1	202.4

Amortization of goodwill	—	—	(1.1)	—	—	(1.1)
Financial results, net	(5.6)	(4.8)	(23.2)	(1.9)	(5.9)	(41.4)
Equity (loss) gain from related companies	—	—	(1.6)	0.1	43.1	41.7
Other expenses, net	—	—	(9.8)	(0.4)	(8.9)	(19.1)
Income (loss) before taxes and minority interest	39.3	7.7	94.8	12.3	28.4	182.6

Income and asset tax expense	(2.1)	(2.5)	(48.5)	(3.9)	(2.0)	(58.8)
Minority interest	—	(1.1)	(22.0)	(4.2)	—	(27.2)

Net (loss) income	37.3	4.1	24.4	4.3	26.4	96.6

Total assets	436.4	405.9	1,243.1	159.1	495.7	2,740.1

(a)	Includes offices, stores and residential buildings.
(b)	Sums may not total due to rounding.

	For the fiscal year 2005 (in millions of Pesos)
	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Financial operations and others	Total
Revenues	32.3	19.4	230.1	87.1	0.9	369.9
Costs	(17.5)	(7.7)	(92.9)	(48.9)	(1.0)	(168.1)
Gross profit	14.8	11.7	137.2	38.2	—	201.8
Gain from recognition of inventories at net realizable value	17.3	—	—	—	—	17.3
Selling expenses	(2.0)	(0.9)	(24.2)	(9.8)	—	(36.8)
Administrative expenses	(9.5)	(9.2)	(31.4)	(19.4)	—	(69.6)
Net Income from retained interest in securitized receivables	—	—	0.4	—	—	0.4
Gain from operations and holdings of real estate assets, net	0.5	12.2	13.1	2.1	—	27.9

Operating income	21.1	13.8	95.2	11.1	(0.0)	141.1

Amortization of goodwill	—	—	(1.7)	—	—	(1.7)
Financial results, net	(5.8)	(4.3)	(17.3)	(4.2)	19.4	(12.2)
Equity (loss) gain from related companies	—	—	(2.0)	12.2	57.0	67.2
Other (expenses) income, net	—	—	(8.3)	0.2	(6.7)	(14.8)
Income before taxes and minority interest	15.3	9.5	65.9	19.3	69.6	179.6

Income and asset tax expense	(13.1)	(1.8)	(33.6)	(1.2)	(3.5)	(53.2)
Minority interest	—	(2.1)	(17.2)	(3.8)	—	(23.2)

Net income	2.2	5.6	15.1	14.3	66.1	103.2

Total assets	399.2	423.2	1,135.5	135.2	431.4	2,524.4

(a)	Includes offices, stores and residential buildings
(b)	Sums may not total due to rounding.

	For the fiscal year 2004 (in millions of Pesos)
	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Financial operations and others	Total
Revenues	30.3	15.1	143.2	71.3	0.9	260.8
Costs	(25.9)	(8.3)	(72.4)	(40.0)	(0.8)	(147.4)
Gross profit	4.4	6.8	70.8	31.3	0.1	113.4
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—
Selling expenses	(4.0)	—	(9.8)	(8.2)	—	(22.0)
Administrative expenses	(6.7)	(4.3)	(23.6)	(15.6)	—	(50.2)
Net Income from retained interest in securitized receivables	—	—	0.3	—	—	0.3
Gain from operations and holdings of real estate assets, net	7.0	27.7	25.7	2.7	—	63.1

Operating income	0.8	30.2	63.3	10.1	0.1	104.5

Amortization of goodwill	—	—	(2.9)	—	—	(2.9)
Financial results, net	(6.1)	(6.2)	(12.2)	(4.9)	41.4	11.8
Equity (loss) gain from related companies	(0.2)	—	(1.1)	—	28.0	26.7
Other (expenses) income, net	—	—	(5.8)	(2.1)	(5.7)	(13.6)
Income before taxes and minority interest	(5.5)	24.0	41.1	3.1	63.7	126.4

Income and asset tax expense	(0.5)	(3.3)	(16.3)	(3.1)	(2.6)	(25.7)
Minority interest	0.4	(1.3)	(9.3)	(2.7)	—	(12.8)

Net income	(5.8)	19.5	15.5	(2.7)	61.1	87.9

Total assets	355.2	331.2	1,056.9	138.5	326.6	2,208.3

(a)	Sums may not total due to rounding.

Results of Operations for the Fiscal Years Ended June 30, 2006 and 2005

Revenues

Revenues increased 56.2% from Ps.369.9 million for our 2005 fiscal year to Ps.577.7 million for our 2006 fiscal year, primarily as a result of increases in revenues in our Shopping Center and Development and Sale of Properties segments.

Shopping Centers

Revenues from our Shopping Center segment increased 46.9% from Ps.230.1 million for our 2005 fiscal year to Ps.338.0 million for our 2006 fiscal year. The increase is attributed principally to a 30.2% increase in revenues from leases and services (from Ps.165.8 million to Ps.215.9 million) mainly due to (i) increased revenues of Ps.48.1 million from leases and admission rights of our Shopping Centers, as a consequence of the 33.9% increase in sales by our tenants from Ps.1,698.1 million for our 2005 fiscal year to Ps.2,273.3 million for our 2006 fiscal year and (ii) a 90.5% increase (from Ps.64.6 million to Ps.123.0 million) in revenues from credit cards reflecting improved macroeconomic conditions and a related increase in the level of private consumption which enabled us to open new branches, increase the number of credit cards issued and expand the number of shops that accept our credit cards. The average occupancy rate in our shopping centers was 99.1% for our 2006 fiscal year similar to 99% in our 2005 fiscal year.

Development and Sale of Properties

Revenues from our Development and Sale of Properties segment increased 221.8% from Ps.32.3 million for our 2005 fiscal year to Ps.104.0 million for our 2006 fiscal year. The increase in revenues from this segment was attributable principally to: (i) Ps.23.0 million of revenues from Alto Palermo’s sale of Alcorta Plaza, a plot of land by Paseo Alcorta shopping center; (ii) Ps.22.8 million of revenues from the sale of block 36 of plot named “Terrenos de Caballito” in our 2006 fiscal year; (iii) Ps.41.8 million of revenues from our sale of plot Y of Dock III during our 2006 fiscal year; and (iv) Ps.10.0 million of revenues from our sale of units of Edificios Cruceros in our 2006 fiscal year, partially offset by the absence in our 2006 fiscal year of Ps.23.6 million of revenues from the sale of plot X of Dock III and Ps.3.5 million of revenues from the sale of Madero 1020, both of which we sold during our 2005 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Revenues from our Offices and Other Non-Shopping Center Rental Properties segment increased 57.3%, from Ps.19.4 million for our 2005 fiscal year to Ps.30.6 million for our fiscal year. This increase was mainly due to: (i) a 52.0% increase in revenues from office rents, from Ps.27.4 million in our 2005 fiscal year, to Ps.18.0 million for our 2006 fiscal year. This increase in revenues is attributed to a 3 % increase in average occupancy rates in our 2006 fiscal year and a 41.5 % increase in average monthly rates of the majority of the buildings, principally due to the increase in accumulated annual rents in Bouchard 710 for Ps.5.4 million, Libertador 498 for 0.8 million, Maipú 1300 for Ps.0.7 million, Laminar Plaza for 0.7 million, Suipacha 652 for Ps.0.4 million and Edificios Costeros Dock IV for Ps.0.5 million; and (ii) a 135.9% increase in revenues of other properties from Ps.0.9 million in our 2005 fiscal year to Ps 2.1 million for our 2006 fiscal year, mainly due to Santa María del Plata for an amount of Ps.1.2 million. The rate of occupancy in this segment increased from 94.0% on June 2005 to 97.0% on June 2006.

Hotels operations

Revenues from our hotel operations increased 19.1% from Ps.87.1 million for our 2005 fiscal year to Ps.103.8 million for our 2006 fiscal year, mainly due to a 18.4% increase in average price per room of our hotels from Ps.320 in 2005 to Ps.379 in 2006. On the other hand, our average occupancy rates remained stable at 78.7% during our 2006 fiscal year compared to 75.4% in our 2005 fiscal year. Revenues from Hotel Intercontinental increased by Ps.6.1 million, revenues from the Hotel Llao Llao increased by Ps.5.8 million from Ps.33,336 to 39,156 and revenues from Hotel Sheraton Libertador increased by Ps.4.7 million.

Financial Operations and Other

Revenues from our Financial Operations and Other segment increased 55.5% from Ps.0.9 million for our 2005 fiscal year, to Ps.1.4 million for our 2006 fiscal year. Revenues included in this segment represent fees for services with no specific allocation to any of the previous segments.

Costs

Our costs increased 45.1% from Ps.168.1 million for our 2005 fiscal year to Ps.243.8 million for our 2006 fiscal year, reflecting an increase in costs in each of our business segments during our 2006 fiscal year. Total costs as a percentage of revenues decreased from 45.4% for our 2005 fiscal year to 42.2% for our 2006 fiscal year.

Shopping Centers

Costs related to Shopping Centers increased 30.6% from Ps.92.9 million for our 2005 fiscal year to Ps.121.3 million for our 2006 fiscal year. This increase was primarily due to: (i) an increase in depreciation an amortization expense of Ps.4.5 million and an increase in the charges of unrecoverable expenses of Ps.2.6 million and (ii) an 86.0% increase in the cost of sales relating to credit cards operations from Ps.24.5 million for our 2005 fiscal year to Ps.45.5 million for our 2006 fiscal year, mainly due to a cost increase of Ps.6.2 million in salaries and social security charges, of Ps.3.0 million in taxes, dues and contributions, of Ps.1.3 million of electricity and telephone expenses as a result of the expansion of our operations; a higher charge in commissions and interest by a margin of Ps.5.6 million and an increase in fees and services of Ps.2.3 million mainly due to the new issues under the securitization program.

Development and Sale of Properties

Costs related to Development and Sale of Properties increased 209.0%, from Ps.17.5 million for our 2005 fiscal year to Ps.54.2 million for our 2006 fiscal year. The increase in costs from this segment is mainly due to the following occurring: (i) Ps.18.4 million in costs related to the sale of Alcorta Plaza (through Alto Palermo); (ii) Ps.11.3 million in costs related to the sale of block 36 of the plot named “Terrenos de Caballito”; (iii) Ps.7.9 million in costs related to the sale of plot Y of Dock III; (iv) of Ps.8.8 million in costs related to the sale of units of Edificios Cruceros, (v) a decrease due to the sale of plot X of Dock III during our 2005 fiscal year for Ps.23.6 million and (vi) a decrease of Ps.3.5 million in connection with the sale of Madero 1020 during the previous fiscal year. Costs relating to Development and Sale of Properties as a percentage of revenues from this segment decreased from 54.3% for our 2005 fiscal year to 52.1% for our 2006 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Costs of Offices and Other Non-Shopping Center Rental Properties increased by 16.0% from Ps.7.7 million for our 2005 fiscal year to Ps.9.0 million for our 2006 fiscal year, mainly due to the amortization in our 2006 fiscal year of Bouchard 710 which we acquired in June 2005. The main component of cost for offices is the depreciation of leased properties.

Hotels operations

Costs from hotel operations increased 18.5% from Ps.48.9 million for our 2005 fiscal year to Ps.58.0 million for our 2006 fiscal year, primarily due to revenue increases. Higher costs for Hotels are primarily due to an increase in the depreciation of the assets, food and beverages, salaries and social security contributions. Costs from Llao Llao Hotel increased Ps.5.3 million, costs from Hotel Intercontinental increased Ps.2.0 million and costs from Hotel Sheraton Libertador increased Ps.1.8 million. Costs from hotel operations as a percentage of revenues from this segment decreased from 56.2% in our 2005 fiscal year to 55.9% in our 2006 fiscal year.

Financial operations and Other

Costs from the Financial Operations and Other segment increased by Ps.0.4 million from Ps.1.0 million for our 2005 fiscal year to Ps.1.4 million for our 2006 fiscal year. Costs included in this line represent expenses incurred for the rendering of services that generate revenues.

Gross Profit

As a result of the foregoing, the gross profit increased 65.4% from Ps.201.8 million for our 2005 fiscal year to Ps.333.8 million for our 2006 fiscal year.

Gain from recognition of inventories at net realizable value

This line is generated as a result of valuing at the net realizable value those inventories for which we have received purchase price or advances that fix prices, and the contract terms and conditions of the transactions that we signed states the consummation of the sale and the gain. Ps.9.1 million were valued according to this criteria, which was principally applied to the following developments: “Cruceros” for Ps.4.6 million, “Torres Rosario”, for Ps.3.5 million, and “Dock III – Plot Z”, for Ps.1.6 million and “San Martín de Tours” for Ps.0.6 million in losses.

Selling Expenses

Selling expenses increased 63.2% from Ps.36.8 million for our 2005 fiscal year to Ps.60.1 million for our 2006 fiscal year primarily due to an increase in selling expenses in our Shopping Center and Hotel segments. Selling expenses as a percentage of revenues increased from 10.0% for our 2005 fiscal year to 10.4% for our 2006 fiscal year.

Shopping Centers

Selling expenses relating to Shopping Centers increased 93.0% from Ps.24.2 million for our 2005 fiscal year to Ps.46.6 million for our 2006 fiscal year. The increase was mainly due to the following: (i) a 34.1% increase in selling expenses from leases and services (from Ps.11.0 million for our 2005 fiscal year to Ps.14.8 for our 2006 fiscal year), principally due to an increase of Ps.2.0 million in the charge for gross sales taxes in line with our higher revenues, an increase of Ps.1.1 million in the charge for provision of bad debts and an increase of Ps.0.5 million in the charge of advertising and (ii) charges from credit cards increased from Ps.13.5 million for our 2005 fiscal year to Ps.30.9 million for our 2006 fiscal year, mainly due to an increase of Ps.6.7 million in advertising expenses, a higher charge of Ps.3.8 million in gross sales taxes as a result of our higher revenues, and an increase in the charge for bad debts of Ps.6.2 million in line with the growth of our credit portfolio.

Development and Sale of Properties

Selling expenses from Development and Sale of Properties decreased 8.4% from Ps.2.0 million for our 2005 fiscal year to Ps.1.8 million for our 2006 fiscal year. Selling expenses for Development and Sale of Properties are mainly commissions and expenses from sales, sealing and gross sales tax.

Offices and Other Non-Shopping Center Rental Properties

Selling expenses relating to Offices and Other Non-Shopping Center Rental Properties increased 10,6% from Ps.0.9 million for our 2005 fiscal year 2005 to Ps.1.0 million for our 2006 fiscal year.

Hotels operations

Selling expenses relating to our Hotel operations increased 9.2% from Ps.9.8 million for our 2005 fiscal year to Ps.10.7 million for our 2006 fiscal year, mainly due to an increase in the gross sales tax, salary and social security and the tourism agencies commissions due to an increase in revenues in the segment in line with higher levels of activity.

Administrative Expenses

Administrative expenses increased 37.5%, from Ps.69.6 million for our 2005 fiscal year to Ps.95.6 million for our 2006 fiscal year, due to an increase in administrative expenses for our Shopping Center segment and, to a lesser extent, each of our other business segments. The main components of administrative expenses are salaries and social security, Directors’ fees, fees and compensation for services, and depreciation and amortization.

Shopping Centers

Administrative expenses of our Shopping Centers increased 64.9%, from Ps.31.4 million for our 2005 fiscal year to Ps.51.8 million for our 2006 fiscal year primarily as a result of (i) an increase in expenses from leases and services reflecting an increase in directors’ fees of Ps.3.4 million, an increase in the fees and services of third parties of Ps.3.2 million, an increase in salaries, bonuses and social security charges of Ps.1.9 million, and an increase in taxes, rates and assessments of Ps.0.6 million, mainly due to the financial transactions tax; and (ii) a Ps.11.4 million increase in credit card administrative expenses, from Ps.14.9 million in our 2005 fiscal year to Ps.26.3 million in our 2006 fiscal year, basically due to a Ps.5.9 million increase in salaries, bonuses and social security charges, Ps.2.4 million increase in fees and compensations for services, Ps.1.3 million increase in taxes and rent, and of Ps.1.6 million in insurance, amortization and others due to an expansion and increase of our operations.

Development and Sale of Properties

Administrative expenses of Development and Sale of Properties increased 27.6%, from Ps.9.5 million for our 2005 fiscal year to Ps.12.1 million for our 2006 fiscal year, primarily due to (i) increases in expenses related to the design and implementation of our new system; (ii) an increase of Ps.0.8 million in salary and social security charges, and (iii) an increase in directors’ fees of Ps.0.3 million. Administrative expenses for Development and Sale of Properties as a percentage of revenues from this segment decreased from 29.5% for our 2005 fiscal year to 11.7% for our 2006 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Administrative expenses of Offices and Other increased 16.3%, from Ps.9.2 million for our 2005 fiscal year to Ps.10.7 million for our 2006 fiscal year. The increase is mainly due to an increase of Ps.0.7 million in salaries and social security charges and a Ps.0.3 million increase in Directors’ fees.

Hotels operations

Administrative expenses of our Hotels increased 8.0%, from Ps.19.4 million for our 2005 fiscal year to Ps.21.0 million for our 2006 fiscal year, primarily due to (i) a Ps.1.0 million increase from Hotel Intercontinental mainly due to an increase of 0.7 million of fees and services to third parties, of Ps.0.1 million of salaries and social security charges and Ps.0.1 million of depreciations; (ii) an increase of Ps.1.0 million in Hotel Sheraton Libertador mainly due to an increase of Ps.0.5 million in fees and compensation for services and of Ps.0.4 million in salaries and social security charges; partially offset by a decrease of Ps.0.4 million in Hotel Llao Llao mainly due to a decrease of Ps.1.5 million related to lawsuits and to an increase of Ps.0.4 million in salaries and social security charges, an increase of Ps.0.3 million in taxes, duties and contributions, an increase of Ps.0.2 million in fees and compensation for services and to an increase of Ps.0.1 million in depreciation and amortization. Administrative expenses of Hotels as a percentage of revenues from hotel operations decreased from 22.3% for our 2005 fiscal year to 20.2% for our 2006 fiscal year.

Net income in from retained interest in securitized receivables

This gain results from the interest held by Alto Palermo in the Tarjeta Shopping Credit Card Trusts. The results of these credit card trusts increased 520.6% from Ps.0.4 million for our 2005 fiscal year to Ps.2.6 million for our 2006 fiscal year as a result of the expansion of our credit card business segment through Tarshop, Alto Palermo’s subsidiary.

Gain from Operations and Holdings of Real Estate Assets, net

The results from operations and holdings of real estate assets, net, decreased 54.8%, from a gain of Ps.27.9 million for our 2005 fiscal year to a gain of Ps.12.6 million for our 2006 fiscal year. The decrease in income from the previous year is due to a lower amount of recovery on the allowance for impairment of long lived assets.

Operating Income

Our operating income increased 43.5% from Ps.141.1 million for our 2005 fiscal year to Ps.202.4 million for our 2006 fiscal year primarily as a result of increases in our Shopping Center and Development and Sale of Properties segments, partially offset by a small decrease in our Offices and Other Non-Shopping Center Rental Properties segment. Operating income as a percentage of revenues increased from 36.7% from our 2005 fiscal year to 109.61% for our 2006 fiscal year primarily as a result of a greater increase in revenues of 56.2% compared to a 45.1% increase in costs.

Shopping Centers

Operating income from Shopping Centers increased 37.0% from Ps.95.2 million for our 2005 fiscal year to Ps.130.4 million for our 2006 fiscal year primarily due to a 46.9% increase in revenues mainly due to increases in sales and the expansion of our credit card business. Operating income from Shopping Centers as a percentage of revenues from this segment decreased from 41.4% for fiscal year 2005 to 38.6% for our 2006 fiscal year. This is mainly attributable to an increase of 46.9% in revenues accompanied by an increase of 30.6% in costs and an increase of 93.0% in selling expenses for this segment.

Development and Sale of Properties

Operating income from Development and Sales of properties increased 112.7%, from Ps.21.1 million for our 2005 fiscal year to Ps.44.9 million for our 2006 fiscal year. Operating income from the Development and Sale of Properties segment as a percentage of revenues from this segment decreased from 65.4% for our 2005 fiscal year to 43.2% for our 2006 fiscal year primarily as a result of an increase of 209.0% in costs which was accompanied by an increase of 221.8% in revenues for this segment.

Offices and Other Non-Shopping Center Rental Properties

Operating income from Offices and Other Non-Shopping Center Rental Properties decreased 9.6% from Ps.13.8 million for our 2005 fiscal year to Ps.12.5 million for our 2006 fiscal year. Operating income from Offices and Other Non-Shopping Center Rental Properties as a percentage of revenues from this segment decreased from 70.9% for our 2005 fiscal year to 40.7% in our 2006 fiscal year primarily as a result of an increase of 57.3% in revenues accompanied with an increase of 16.0% in costs from this segment.

Hotels operations

Operating income from Hotels increased 31.5% from Ps.11.1 million for our 2005 fiscal year to Ps.14.6 for our 2006 fiscal year. Operating income from Hotels as a percentage of revenues from this segment increased from 12.7% for fiscal year 2005 to 14.0% in fiscal year 2006 primarily as a result of a 18.5% increase in costs compared to a 19.1% increase in revenues.

Financial Operations and Other

Operating income from Financial Operations and Other segment increased 150% from a loss of Ps.0.04 million for our 2005 fiscal year to a gain of Ps.0.1 million for our 2006 fiscal year. Operating income from Financial Operations and other as a percentage of revenues from this segment increased from -4.1% for our 2005 fiscal year to 4.0% for our 2006 fiscal year. This is mainly attributable to an increase of 50.4% in revenues accompanied with an increase of 38.7% in costs from this segment.

Amortization of goodwill

Amortization of goodwill mainly includes: (i) the amortization of goodwill, during this fiscal year, for the goodwill from the following subsidiaries of Alto Palermo: Shopping Alto Palermo S.A., Fibesa S.A., Tarshop S.A. and Emprendimiento Recoleta S.A., with no significant variation and (ii) the depreciation, during this year, of our own negative goodwill due to the purchase of Alto Palermo stock. Amortization of goodwill decreased 35.1% from a loss of Ps.1.7 million for fiscal year 2005 to a loss of Ps.1.1 million for fiscal year 2006, as a result the incorporation of new negative goodwill as described in point (ii) above.

Financial results, net

Financial results, net showed a variation of 238.7%, from a loss of Ps.12.2 million for our 2005 fiscal year to a loss of Ps.41.4 million for our 2006 fiscal year. The main reasons for this variation were: (i) a Ps.21.7 million increase in our loss attributable to variation in exchange rates, owing to the depreciation of the Peso to the U.S. dollar from Ps.2.887 in our 2005 fiscal year to 3.086 in our 2006 fiscal year; (ii) the non-recurrency of Ps.2.2 million of discounts obtained in 2005 due to the cancellation with discount of financial loans owed by Mendoza Plaza Shopping S.A.; (iii) a loss with respect to the previous fiscal year of Ps.2.6 million of financial results mainly due to interest and other expenses in connection with the loan of Hoteles Argentinos Sociedad Anónima (“Hoteles Argentinos”) and financial expenses from Alto Palermo, and (iv) the decrease of Ps.10.6 million in financial operations, due to Dolphin Fund PLC decrease in profits by Ps.16.3 million and NCH Development Partner Fund increase in profits by Ps.4.6 million and the gains from the interest rate swap agreement entered into with Deustche Banc AG for Ps.1.2 million, and (v) the increase of Ps.7.4 million on interest gain as a result of the refinancing of the Hoteles Argentinos loan.

Equity gain (loss) from related companies

Our gain on equity investments decreased 38.0% from a gain of Ps.67.2 million for our 2005 fiscal year to a gain of Ps.41.7 million for our 2006 fiscal year. This lower gain is mainly due to: (i) a lower gain by Banco Hipotecario of Ps.8.2 million from Ps. 57.0 million to Ps. 43.1 million as a result of a lower gain from Banco Hipotecario’s investment in Sovereign Bonds (BODEN), (ii) a gain of Ps.12.2 million corresponding to the hotels segment, and (iii) the negative impact of the dilution of our interest in Alto Palermo amounting to Ps.0.9 million.

Other expenses, net

Other expenses, net increased 28.5% from net expenses of Ps.14.8 million for our 2005 fiscal year to net expenses of Ps.19.1 million for our 2006 fiscal year, primarily due to the effect of (i) an increase of Ps.7.5 million in the allowance for doubtful accounts; (ii) an increase of Ps.1.9 million from non recoverable value added tax, (iii) a gain of Ps.2.4 million due to the accelerated accrual of unrealized revenues, (iv) a decrease of Ps.1.3 million in donation charges and (v) a lower charge of Ps.1.2 million for personal assets tax.

Income before Taxes and Minority Interest

As a result of the foregoing, income before taxes and minority interest increased 1.6%, from a gain of Ps.179.6 million for our 2005 fiscal year, to a gain of Ps.182.6 million for our 2006 fiscal year.

Minority Interest

Minority interest increased 17.4% from a loss of Ps.23.2 million for our 2005 fiscal year to a loss of Ps.27.2 million for our 2006 fiscal year, mainly as a result of an increase in net income from the Shopping Centers segment that generated an increase in the results of minority interest.

Income and Asset tax expense

Income and asset tax expense increased 10.5%, from Ps.53.2 million for our 2005 fiscal year, to Ps.58.8 million for our 2006 fiscal year. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The variation of Ps.5.6 million was mainly due to the net impact of (i) a Ps.14.9 million increase in Alto Palermo’s income tax expense, from Ps.33.6 million for our 2005 fiscal year to Ps.48.5 million for our 2006 fiscal year; (ii) increased income tax expense of Nuevas Fronteras., Baldovinos, Inversora Bolívar and Llao Llao Resort which during our 2006 fiscal year were Ps.1.9 million, Ps.1.0 million, Ps.0.8 million and Ps.0.5 million higher, respectively, than during our 2005 fiscal year; (iii) a Ps.1.1 million increase in IRSA’s income tax expense, and (iv) the variation in income tax expense for Buenos Aires Trade & Finance Center S.A. which changed from a Ps.12.6 million expense for our 2005 fiscal year to a Ps.0.2 million gain for our 2006 fiscal year.

Net income

As a result of the foregoing, net income decreased 6.5% from a gain of Ps.103.2 million for our 2005 fiscal year to a gain of Ps.96.6 million for our 2006 fiscal year.

Results of Operations for the Fiscal Years Ended June 30, 2005 and 2004

Revenues

Revenues increased 41.8% from Ps.260.8 million for our 2004 fiscal year to Ps.369.9 million for our 2005 fiscal year. This increase is due to an increase in revenues from all our business units.

Shopping Centers

Revenues from Shopping Centers increased 60.6 % from Ps.143.2 million for our 2004 fiscal year, to Ps.230.1 million for our 2005 fiscal year. The increase primarily attributable to an increase of 46.2% in revenues from leases and services from Ps.113.2 million to 165.5 million as a result of increases in our tenants’ sales, and an increase of 114.9% in revenues from credit card operations from Ps.30.0 million to Ps.64.6 million as a result of greater sales from all our tenants. The occupancy rates of our shopping centers stayed constant at 99% during both fiscal years.

Development and Sale of Properties

Revenues from Development and Sale of Properties increased 6.8%, from Ps.30.3 million for our 2004 fiscal year, to Ps.32.3 million for our 2005 fiscal year. The increase in revenues in the Development and Sale of Properties segment was attributable principally to the net effect of (i) Ps.23.6 million of revenues from our sale of units of Dock III during our 2005 fiscal year; (ii) a Ps.3.5 million decrease in sales from the residential communities of Abril, which decreased 48%; (iii) a Ps.11.8 million decrease in sales of land reserves due to the non-recurring sale of Benavides in our 2004 fiscal year; and (iv) a Ps.5.9 million decrease in the sale of other real estate, principally due to the non-recurring sale of Dock II for Ps.5.2 million in our 2004 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Revenues from Offices and Other Non-Shopping Center Rental Properties increased 28.3%, from Ps.15.1 million for our 2004 fiscal year, to Ps.19.4 million for our 2005 fiscal year. This increase is mainly due to a 29.7% increase in revenues from office rents, from Ps.13.8 million in our 2004 fiscal year, to Ps.17.9 million for our 2005 fiscal year. This increase in revenues is attributed to (i) the increase of the occupancy rate and of monthly average rates of the majority of the buildings, principally in Intercontinental Plaza Tower for Ps.1.2 million, Maipú 1300 for Ps.0.8 million, Costeros Dock IV for Ps.0.6 million and Libertador 498 for Ps.0.5 million, and (ii) the purchase of Bouchard 710, a new building for rent which provided revenues of Ps.0.4 million during June 2005. The room occupancy rate in this segment increased by 13% from 76% as of June 2004 to 89% as of June 2005.

Hotels operations

Revenues from hotel operations increased 22.2%, from Ps.71.3 million for our 2004 fiscal year to Ps.87.1 million for our 2005 fiscal year, due to an increase in average price per room at the Llao Llao Hotel, and an increase in average occupancy in all our hotels, from 68% for our 2004 fiscal year to 75% for our 2005 fiscal year. Revenues from Hotel Sheraton Libertador increased by Ps.4.9 million, revenues from the Hotel Intercontinental increased by Ps.7.1 million and revenues from Hotel Llao Llao increased by Ps.3.8 million.

Financial operations and other

Revenues from Financial Operations and Other remained constant at Ps.0.9 million for both fiscal years. Revenues included in this line represent fees for services that cannot be specifically allocated to any of the previous segments.

Costs

Costs increased 14%, from Ps.147.4 million for our 2004 fiscal year to Ps.168.1 million for our 2005 fiscal year. This variation is mainly due to the net effect of an increase in costs in our Shopping Centers and Hotel segments, partially offset by a decrease in costs in our Development and Sale of Properties and our Offices and Other Non-Shopping Center Rental Properties segments. Costs as a percentage of revenues decreased from 56.5% for our 2004 fiscal year to 45.4% for our 2005 fiscal year.

Shopping Centers

Costs related to Shopping centers increased by 28.2% from Ps.72.4 million in our 2004 fiscal year to Ps.92.9 million in our 2005 fiscal year. This increase is due to: (i) an increase of 15.3% in leases and services costs mainly due to a Ps.4.9 million cost resulting from the opening of Alto Rosario Shopping and a Ps.3.2 million cost relating to our consolidation of Mendoza Plaza Shopping S.A. as of October 2004; and (ii) a 77.1% increase of credit card operations cost due to an increase of Ps.3.6 million in expenses arising from salaries and social security charges and of Ps.1.5 million in taxes, duties and contributions as a result of the expansion and opening of new branches, a higher charge in commissions and interest of Ps.2.3 million and an increase in fee and services expenses of Ps.1.6 million, due to the new offerings of the securitization program.

Development and Sale of Properties

Costs related to Development and Sale of Properties decreased 32.1%, from Ps.25.8 million for our 2004 fiscal year to Ps.17.5 million for our 2005 fiscal year as a result of a decrease in the operation volume of sales as well as to a low cost of sales in the case of Dock III in comparison with costs of sales recorded in the cases of Benavidez and Dock II. Costs relating to Development and Sale of Properties as a percentage of revenues from the segment decreased from 85.4% for our 2004 fiscal year to 54.3% for our 2005 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Costs of Offices and Other decreased 6.4%, from Ps 8.3 million for our 2004 fiscal year to Ps.7.7 million for our 2005 fiscal year. This decrease in cost of Offices and Other segment did not follow the increase in revenues from this segment mainly due to a reduction in maintenance expenses relating to vacant space in our buildings during this year, as a result of higher occupancy rates in our buildings. The main component of cost for Offices is represented by the depreciation of leased properties.

Hotels operations

Costs from Hotel operations increased 22.2%, from Ps.40.0 million for our 2004 fiscal year to Ps.48.9 million for our 2005 fiscal year, primarily due to the increase in revenues. Higher costs of Hotels are also due to an increase in depreciation, salaries and social security contributions. Costs relating to hotel operations as a percentage of segment revenues remained constant at 56.2% for both fiscal years.

Financial operations and Other

Costs from the Financial Operations and Other segment increased 22.7% from Ps.0.8 million for our 2004 fiscal year to Ps.1.0 million for our 2005 fiscal year. Costs included in this line represent expenses incurred for the rendering of services that generate revenues.

Gross Profit

As a result of the foregoing, the gross profit increased 78% from Ps.113.4 million for our 2004 fiscal year to Ps 201.8 million for our 2005 fiscal year.

Gain from recognition of inventories at net realizable value

This line was generated for the current year and arose as a result of valuing at fair market value those inventories for which we have received purchase price or lease advances that fix prices, and the contract terms and conditions we signed assure the effective conclusion of the sale and the gain. Such a valuation criteria was principally applied to the “Cruceros” and “Dock III” undertakings in a total amount of Ps.17.3 million.

Selling Expenses

Selling expenses increased 67.5%, from Ps.22.0 million for our 2004 fiscal year to Ps.36.8 million for our 2005 fiscal year, primarily due to the net effect of an increase in selling expenses of our Shopping Centers, Offices and Other Non-Shopping Center Rental Properties and Hotel segments, partially offset by a decrease in selling expenses of our Development and Sale of Properties segment. Selling expenses as a percentage of revenues increased from 8.4% for our 2004 fiscal year, to 10% for our 2005 fiscal year.

Shopping Centers

Selling expenses relating to Shopping centers increased 145.8% from Ps.9.8 million for our 2004 fiscal year to Ps.24.2 million for our 2005 fiscal year. The increase was mainly due to the following: (i) a 112.7% increase in selling expenses from leases and services from Ps.5.2 million for our 2004 fiscal year to Ps.11 for our 2005 fiscal year, principally due to an increase of Ps.2.7 million in the charge for provision of bad debts, an increase of Ps.1.4 million in the charge for turnover taxes in line with our higher revenues, the inclusion of the expenses of Mendoza Plaza Shopping amounting to 1.3 million due to its consolidation, and Ps.0.4 million in stamp taxes resulting from the opening of Alto Rosario; and (ii) an increase in marketing expenses of our credit cards segment from Ps.4.5 million for our 2004 fiscal year to Ps.13.5 million for our 2005 fiscal year due to an increase of Ps.6.3 million in advertising expenses, a higher charge of Ps.2.1 million in gross sales taxes as a result of our higher revenues, and an increase in the charge for bad debts of Ps.0.5 million in line with the growth of our credit portfolio.

Development and Sale of Properties

Selling expenses from Development and Sale of Properties decreased 50.4%, from Ps.4.0 million for our 2004 fiscal year to Ps.2 million for our 2005 fiscal year, as a consequence of the decrease in sales operations during this fiscal year and due to the fact that the principal sale transaction of the current period, Dock III, had no direct commercial expenses or significant commissions. Main components of selling expenses of Development and Sale of Properties are commissions and expenses from sales, sealing and gross sales tax.

Offices and Other Non-Shopping Center Rental Properties

Selling expenses relating to Offices and Other Non-Shopping Center Rental Properties increased 1,607.4%, from Ps.0.1 million for our 2004 fiscal year to Ps.0.9 million for our 2005 fiscal year. The increase of marketing expenses is directly related to the increase in revenues in such segment.

Hotels operations

Selling expenses relating to Hotels operations increased 20.1% from Ps.8.2 million for our 2004 fiscal year to Ps.9.8 for our 2005 fiscal year, mainly due to an increase in the gross sales tax, salaries and social security charges and the tourism agencies commissions due to an increase in revenues in the segment in line with higher activities.

Administrative Expenses

Administrative expenses increased 38.4%, from Ps.50.2 million for our 2004 fiscal year to Ps.69.6 million for our 2005 fiscal year, due to an increase in administrative expenses relating to all business units. The main components of administrative expenses are salaries and social security, fees and compensation for services, and depreciation and amortization.

Shopping Centers

Administrative expenses of Shopping centers increased 32.9%, from Ps.23.6 million for our 2004 fiscal year to Ps.31.4 million for our 2005 fiscal year, primarily as a result of an increase in administrative expenses from leases and services, due to the consolidation of Mendoza Plaza Shopping’s administrative expenses amounting to Ps.1.3 million, and as a result of increases in salaries, bonuses, and social security contributions, directors’ fees, and taxes.

Development and Sale of Properties

Administrative expenses for Development and Sale of Properties increased 42.2%, from Ps.6.7 million for our 2004 fiscal year to Ps.9.5 million for our 2005 fiscal year, primarily due to (i) a

Ps.1.1 million increase in salary and social security; (ii) a Ps.0.6 million increase in directors’ fees; and (iii) the change between fiscal years in percentages of pro-rata allocation of administration expenses among this segment, and Offices and other non-shopping center leased properties segment. Administrative expenses of Development and Sale of Properties as a percentage of revenues from this segment increased from 22.1% for our 2004 fiscal year to 29.4% for our 2005 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Administrative expenses of Offices and other non-shopping center rental properties increased by 113.0%, from Ps.4.3 million for our 2004 fiscal year to Ps.9.2 million for our 2005 fiscal year. The increase is mainly due to the change between fiscal years in percentages of pro-rata allocation of administrative expenses among this segment and the Development and Sale of Properties segment, and to a lesser extent to, a Ps.0.8 million increase in salaries and social security charges and a Ps.0.4 million increase in Directors fees.

Hotels operations

Administrative expenses of Hotels increased 24.5%, from Ps.15.6 million for our 2004 fiscal year to Ps.19.4 million for our 2005 fiscal year, primarily due to (i) a Ps.2.6 million increase from Hotel Llao Llao as a consequence of the increase in taxes, duties, services and salaries attributable to the hotel’s higher level of activity; (ii) a Ps.0.9 million increase from Sheraton Libertador hotels, as a consequence of the increase in fees and compensations for services; and (iii) a Ps.1.0 million increase from Hotel Intercontinental. Administrative expenses of Hotels as a percentage of revenues from hotel operations increased from 21.9% for our 2004 fiscal year to 22.3% for our 2005 fiscal year.

Net Income from retained interest in securitized receivables

This result stems from an interest held by Alto Palermo in the Tarjeta Shopping Credit Card Trusts. Credit card trusts increased from Ps.0.3 million for our 2004 fiscal year to Ps.0.4 million for our 2005 fiscal year.

Gain from Operations and Holdings of Real Estate Assets, net

The results from operations and holdings of real estate assets, net, decreased from one year to another by Ps.35.1 million, from a gain of Ps.63.1 million for our 2004 fiscal year to a gain of Ps.27.9 million for our 2005 fiscal year. The lower income generated during the present year in comparison with the previous year is due to a lower amount of recovery of the allowance for the impairment of real estate assets.

Operating Income

As a result of the foregoing, our operating income increased 35% from Ps.104.5 million for our 2004 fiscal year to Ps.141.1 million for our 2005 fiscal year primarily as a result of increases in our Shopping Center, Development and Sale of Properties and Hotels segments, partially offset by a decrease in our Offices and Other Non-Shopping Center Rental Properties segment. Operating income as a percentage of revenues decreased from 40.1% for our 2004 fiscal year to 38.2 % for our 2005 fiscal year.

Shopping Centers

Operating income from Shopping Centers increased from Ps.63.3 million for our 2004 fiscal year to Ps.95.2 million for our 2005 fiscal year. Operating income from Shopping Centers as a percentage of revenues for this segment decreased from 45.0% for our 2004 fiscal year to 41.4% for our 2005 fiscal year. This is mainly attributable to an increase of 60.6% in revenues accompanied with an increase of 28.2% in costs.

Development and Sale of Properties

Operating income from Development and Sales of properties increased from Ps.0.8 million for our 2004 fiscal year to Ps.21.1 million for our 2005 fiscal year. Operating income from Development and Sales of Properties as a percentage of revenues for this segment increased from 2.6% to 65.4% primarily as a result of an increase of 32.1% in costs, accompanied by an increase of 6.8% in revenues for this segment and an increase of Ps. 17.3 million from gain from valuation at fair market value.

Offices and Other Non-Shopping Center Rental Properties

Operating income from Offices and Other decreased from Ps.30.2 million for our 2004 fiscal year to Ps.13.8 million for our 2005 fiscal year. Operating income from Offices and Other Non-Shopping Center Rental Properties as a percentage of revenues for this segment decreased from 199.6% for our 2004 fiscal year to 70.9% in our 2005 fiscal year primarily as a result of an increase of 28.3% in revenues accompanied by a decrease of 7.2% in costs and a decrease of Ps. 15.5 million as a result of a lower gain from operations and holdings of real estate assets.

Hotels operations

Operating income from Hotels increased 9.2% from Ps.10.1 million for our 2004 fiscal year to Ps.11.1 for our 2005 fiscal year. Operating income from Hotels as a percentage of revenues for this segment decreased from 14.2% for fiscal year 2004 to 12.7% in our 2005 fiscal year primarily as a result of a 22.2% increase in costs accompanied with an increase of 22.2% in revenues for this segment and an increase of 24.5% in administrative expenses.

Financial operations and Other

Operating income from Financial Operations and Other decreased by Ps.0.1 million from operating income of Ps.0.06 million for our 2004 fiscal year to an operating loss of Ps.0.04 million for our 2005 fiscal year. Operating income from Financial Operations and other as a percentage of revenues for this segment decreased from 7.1% for our 2004 fiscal year to -4.1% for our 2005 fiscal year. This is mainly attributable to an increase of 0.0 % in revenues for this segment accompanied with an increase of 22.7% in costs from this segment.

Amortization of goodwill

This heading mainly includes (i) the amortization of goodwill stemming from the acquisition of Alto Palermo subsidiaries: Shopping Alto Palermo S.A. (SAPSA), Fibesa S.A. and Tarshop S.A.; and (ii) the amortization of the negative goodwill from the purchase of Alto Palermo stock. Amortization of goodwill decreased 42.7% from a loss of Ps.2.9 million for our 2004 fiscal year to a loss of Ps.1.7 million for our 2005 fiscal year, largely due to positive amortization related to an increase in negative goodwill during the fiscal year.

Financial results, net

Financial results, net showed a variation of Ps. 24.0 million, from a gain of Ps.11.8 million for our 2004 fiscal year to a loss of Ps.12.2 million for our 2005 fiscal year. The main reasons for this variation were: (i) the exchange difference gain with regard to the previous year amounting to Ps.17.0 million, owing to the appreciation of the Peso to the U.S. dollar from 2.958 in 2004 to 2.887 in 2005;

(ii) a gain of Ps.48.7 million generated in the previous year from Banco Hipotecario shares, that, as a result of a change in valuation criteria, during this year were valued by using the equity method of accounting, disclosed under “Equity gain (loss) from related companies” in the Income Statement, whereas in the preceding fiscal year they were valued at quotation as to May 2004; (iii) the lower discounts obtained this year amounting to Ps.5.0 million; and (iv) the Ps.13.2 million decrease of financial costs due mainly to the decrease in financial debt as a consequence of conversions of our negotiable obligations made by holders and the settlement of Alto Palermo negotiable obligations.

Equity gain (loss) from related companies

Gain from related companies increased by Ps.40.6 million from a gain of Ps.26.7 million for our 2004 fiscal year to a gain of Ps.67.2 million for our 2005 fiscal year. This increase is mainly due to: (i) a higher gain of Ps.29.0 million recorded in current year compared to previous year because of the change of criterion of valuation in Banco Hipotecario from market value to the equity method, and (ii) a gain of Ps.12.2 million for our 2005 fiscal year corresponding to the Hotels segment.

Other expenses, net

Other expenses, net increased by Ps.1.2 million, from a loss of Ps.13.6 million for our 2004 fiscal year to a loss of Ps.14.8 million for our 2005 fiscal year, primarily due to the net effect of (i) an increase of Ps.2.9 million in the personal assets tax having an incidence on shareholders; (ii) an increase in donations for Ps.1.5 million; and (iii) a decrease of Ps.3.3 million in the charge for contingencies due to lower exposures from lawsuits.

Income before Taxes and Minority Interest

As a result of the foregoing, income before taxes and minority interest increased 42.1%, from Ps.126.4 million for our 2004 fiscal year, to Ps.179.6 million for our 2005 fiscal year.

Minority Interest

Minority interest increased 80.3% from a loss of Ps.12.8 million for our 2004 fiscal year to a loss of Ps.23.2 million for our 2005 fiscal year, mainly due: (i) the decrease in our minority interest in Alto Palermo and of Alto Palermo in its subsidiaries, which increased from a Ps.9.3 million loss for our 2004 fiscal year to a Ps.17.2 million loss for the year 2005 and (ii) the increase of our minority interest results in Palermo Invest, which increased from a Ps.0.8 million loss during the previous year to a Ps.2.1 million loss during the current year.

Income and Asset tax expense

Income tax and asset tax increased by Ps.27.5 million, from Ps.25.7 million for our 2004 fiscal year, to Ps.53.2 million for our 2005 fiscal year. The effective tax rates for fiscal years 2005 and 2004 were 30% and 20%, respectively. These effective rates differ from the statutory tax rate mainly due to non-deductible amortization and depreciation charges originated by inflation accounting and the inventories’ costs considering that it have been adjusted by inflation in accordance with accounting principles. We record income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes as prescribed by Argentine GAAP. The Ps.27.5 million increase is mainly due to the net impact of (i) a Ps.17.3 million increase in Alto Palermo’s income tax expense, from Ps.16.3 million for our 2004 fiscal year to Ps.33.6 million for our 2005 fiscal year; and (ii) a Ps.12.5 million increase in the income tax expense of Buenos Aires Trade & Finance Center S.A. during our 2005 fiscal year, partially offset by a Ps.2.3 million reduction in the income tax expense of the Llao Llao Hotel during our 2005 fiscal year.

Net income

As a result of the foregoing, net income increased 17.5% from Ps.87.9 million for our 2004 fiscal year to Ps.103.2 million for our 2005 fiscal year.

Banco Hipotecario SA ’s Results of Operations

Overview

Banco Hipotecario S.A. (hereinafter “Banco Hipotecario”, “BHSA” or the “Bank”) is a investee not under our control accounted under the equity method. Therefore, we do not consolidate its separate Consolidated Financial Statements but, according to Rule 3-09 of Regulation S-X, we are required to include them in this Form 20-F for meeting the 20% significance test prescribed by the SEC.. This Operating and Financial Review and Prospectus should be read together with Banco Hipotecario’s Consolidated Financial Statements contained in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Banco Hipotecario maintains its books and records in Pesos and prepares its financial statements in conformity with Argentine Central Bank’ policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”). A description of significant differences between Argentine Banking GAAP and Argentine GAAP are set forth in Note 6 to the Consolidated Financial Statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and regulations of the SEC. See Note 37 to the Consolidated Financial Statements of Banco Hipotecario for a description of the principal differences between Argentine Banking GAAP and US GAAP as they relate to Banco Hipotecario, and the reconciliation to US GAAP of net income and shareholder’s equity.

Events in Argentina and their impact on the Bank

BHSA business and results of operations are dependent on, and significantly impacted by, the macroeconomic situation prevailing in Argentina. As such, BHSA business and results of operations were materially and adversely affected by the acute Argentine economic crisis that began in 2001 and prevailed throughout most of 2002. Since 2003, the Argentine economy has shown signs of recovery compared to 2001 and 2002 and GDP has grown in each of 2003, 2004, 2005 and 2006. In addition, interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording a significant increase in deposits and the level of loan originations began to grow, especially in 2005 and 2006. Based on current data, the Argentine economy during 2003, 2004 and 2005, GDP increased by 8.8%, 9.0% and 9.0% according to INDEC estimates. Based on INDEC estimates, in US dollar terms GDP increased from US$69.8 billion in 2002 to US$182.1 billion in 2005, and unemployment decreased to 10.1% as of the fourth quarter of 2005. As of December 31, 2005, approximately 40% of the population was below the poverty line according to INDEC. In 2003, 2004, and 2005 Argentina recorded a fiscal surplus of approximately Ps.1,805.3 million, Ps.11,657.8 million and Ps.19,661.0 million, respectively. After the settlement of its exchange offer, Argentina’s sovereign debt outstanding amounted to US$126,466.0 million, representing approximately 69.4% of the GDP estimated for the year ending December 31, 2005.

During 2003, 2004 and 2005, inflation increased by 4.3%, 7.9% and 10.7% as measured by the WPI, and 3.7%, 6.1% and 12.3% as measured by the CPI. The preceding information is based on data published by the Ministry of Economy and the Argentine Central Bank.

Banco Hipotecario’s Response to the Crisis

The economic crisis of 2001 and 2002 had devastating effects on the Argentine financial system and particularly on Banco Hipotecario’s mortgage business as the pesification of Banco Hipotecario’s assets without the corresponding reduction in the portfolio of BAnco Hipotecario’s foreign-currency denominated liabilities resulted in a severe mismatch of Banco Hipotecario’s asset and liability positions. In response to the crisis, Banco Hipotecario undertook various measures designed to shore up its business. These included the following key initiatives:

(i) recovering financial stability and strengthening liquidity,

(ii) maximizing the present value of the loan assets in their loan portfolio,

(iii) improving operating efficiency,

(iv) reconstituting financial brokerage and service businesses,

(v) strengthening financial position and

(vi) minimizing interest rate, maturity and currency mismatch risks.

The success Banco Hipotecario achieved in implementing this plan has allowed us to:

Restructure all Banco Hipotecario’s financial liabilities, amounting to approximately US$1,208.4 million, thus aligning principal and interest payments with Banco Hipotecario’s cash flow, thus becoming the first financial institution in Argentina to achieve this objective.

Reduce Banco Hipotecario’s debt by US$361.0 million, extending the average life of Banco Hipotecario’s outstanding debt, and reducing average interest rates, thus matching the term of lending and borrowing transactions, achieving proper financial intermediation margins and full hedging of foreign currency-denominated liabilities.

Achieve high liquidity levels, as reflected in the significant stock of liquid assets, stable cash flow from operations and low uses of funds projected for the medium term.

Manage to position Banco Hipotecario as one of the leading private banks in terms of equity in Argentina, with high asset/equity ratios well above those of most other financial institutions and fully provisioning non-performing loans, which eliminates exposure to credit risk from the private sector.

Reduce Banco Hipotecario’s exposure to the public sector risk.

Attain high profitability rates by controlling operating expenses and generating stable operating results.

Set a business diversification strategy aimed at developing a universal banking business on the basis of Banco Hipotecario’s traditional franchise in the mortgage business.

Since 2001, Banco Hipotecario overcame significant challenges and reached various milestones in Banco Hipotecario’s history as a financial institution. Banco Hipotecario’s major achievements include the following:

Banco Hipotecario recorded net income of Ps.309.1 million for the twelve periods ended June 30, 2006, Ps.151.0 million in 2005 and Ps.866.6 million in 2004.

Banco Hipotecario achieved a significant expansion in lending to the private sector, developing new lines of credit outside of the mortgage sector, such as consumer loans, credit card financing, pledge loans and corporate loans.

Banco Hipotecario expanded Banco Hipotecario’s retail network and related services.

Banco Hipotecario developed new construction financing and mortgage-related products.

Banco Hipotecario developed Banco Hipotecario’s base of depositors, backed by improved performance in the retail segment.

Banco Hipotecario re-established access to the domestic Argentine capital markets in 2004 by leading the sale of seven series of Cédulas Hipotecarias for an aggregate principal amount of Ps. 432.6 million, issued under Banco Hipotecario’s “Cédulas Hipotecarias Argentinas” Global Program.

During 2005 Banco Hipotecario became the first Argentine financial institution to access the international capital markets after its debt restructuring, issuing a total amount of US$ 500.0 million of notes due 2010 and 2016.

Banco Hipotecario was the first bank to obtain foreign financing after the Argentine crisis, accessing to borrowings from foreign institutions.

Additionally during 2005 Banco Hipotecario substantially reduced Banco Hipotecario’s indebtedness levels, retiring all of its medium term guaranteed debt and long term debt for an amount of US$285.2 million and reducing Banco Hipotecario’s liabilities with the Argentine Central Bank adjusted by inflation by more than Ps.1,844.0 million.

Banco Hipotecario subscribed BODEN due 2012 for a total value of US$773.5 million under the compensation scheme granted to financial institutions.

Banco Hipotecario had unparalleled profitability and efficiency ratios, and higher liquidity and solvency levels than the average recorded by the Argentine financial system.

Banco Hipotecario significantly improved its asset quality.

Restructuring of all of Banco Hipotecario’s financial liabilities

As a result of the economic crisis, Banco Hipotecario suspended payment on all of Banco Hipotecario’s debt obligations in 2003 and negotiated a comprehensive debt restructuring plan comprising Banco Hipotecario’s obligations that at December 31, 2003 totaled approximately Ps.2,849.2 million and on approximately Ps.889.6 million of loans due to foreign banks and other private and bilateral entities. This process culminated with the participation in the exchange offer of Ps.2,662.2 million, representing approximately 93% of the aggregate principal amount of Banco Hipotecario’s bond debt outstanding at that date. Of the principal amounts validly offered, approximately 77% (Ps.2,060.9 million) opted to receive long-term securities (bonds due 2013), approximately 7% (Ps.168.1 million) opted to receive cash, and approximately 16% (Ps.433.3 million) opted to receive medium-term guaranteed notes due 2010. Of an aggregate principal amount of Ps.889.6 million of bank debt outstanding at December 29, 2003, 100% participated in the simultaneous restructuring. Of that amount, approximately 20% (Ps.187.4 million) opted to receive long-term loans, approximately 10% (Ps.98.4 million) opted to receive cash and approximately 70% (Ps.608.0 million) opted to receive medium-term guaranteed loans due 2010. After settlement of the exchange offer, Banco Hipotecario continued to exchange old notes with holders who did not participate in the offers and Banco Hipotecario concluded a Tender Offer to purchase non-restructured Notes, being the outstanding amount, as of June 30, 2006, of all series of bonds that did not participate in the exchange after such offer, US$ 22.9 million and Euro 8.9 million.

In November 2005, Banco Hipotecario repurchased the remaining principal amount of medium term guaranteed bank debt issued in connection with Banco Hipotecario’s restructuring. As a result of that repurchase, Banco Hipotecario triggered a mandatory redemption of the medium term guaranteed notes that had been issued to bondholders in the restructuring and which Banco Hipotecario was required to redeem per the terms of the medium term notes. Banco Hipotecario issued a notice of redemption in respect of these medium term guaranteed notes on December 7, 2005 and redeemed the notes on January 13, 2006. As a result, Banco Hipotecario has cancelled all of the medium term guaranteed debt (bank and bond debt) previously outstanding, which totaled US$268 million as of the restructuring date. The Stock Appreciation Rights (StARs) attached to the medium term bonds remain outstanding. On May 3, 2006, Banco Hipotecario repurchased in cash, through an offer commenced on April 4, 2006, US$ 129.8 million and Euro 20.7 million of long term bond due to 2013.

On June 30, 2006, the Bank commenced an offer to purchase, in cash, all currently nonperforming securities. The offer is intended to repurchase all securities that failed to be exchanged within the framework of the exchange offer commenced by the Bank in January, 2004, after the economic crisis in Argentina. The Bank will pay 108% on the principal amount of the securities and no additional amounts will be paid as regards accrued and unpaid interests or due interests. The due date of the offer, which was originally July 31, 2006, was rescheduled to September 18, 2006. The purchase offer is not carried out in Italy.

On September 18, 2006 ended the purchase offer by the Bank to purchase, in cash, all nonperforming securities, which were not exchanged within the framework of the exchange offer implemented in January 2004. As a result of this transaction, securities were bought back for US$ 5,515 thousand (19.4%) and Euros 1,423 thousand (13.7%). The purchase offer was not carried out in Italy.

Subscription of Additional BODEN

As of June 30,2006 Banco Hipotecario had subscribed additional BODEN due 2012 in principal amount of US$773.5 million, for cash in aggregate principal amount of Ps.1,966.0 million. Banco Hipotecario has received principal and interest payments in aggregate amount of US$145.6 million related to these BODEN. After giving effect to the subscription of these BODEN, Banco Hipotecario is due to receive approximately US$59.3 million of the US$845.7 million principal amount of additional BODEN that were approved by the Argentine Government to be allocated to Banco Hipotecario in connection with the pesification of Banco Hipotecario’s assets during the Argentine economic crisis in 2002 and 2003.

Factors Affecting Comparability of Financial Data

Banco Hipotecario’s consolidated results of operations for the twelve-months periods ended June 30, 2006, 2005 and 2004, and Banco Hipotecario’s financial condition at those dates reflect significant ongoing changes in the nature of Banco Hipotecario’s business, the composition of Banco Hipotecario’s loan and investment portfolios, changes in Banco Hipotecario’s sources of funding and in the regulatory environment. Subsequent to the economic crisis in Argentina Banco Hipotecario had complemented his traditional mortgage lending with other types of banking services. As a result of theses changes, Banco Hipotecario’s results of operations for the twelve months periods ended June 30, 2006, 2005 and 2004 are not comparable in many important respects to Banco Hipotecario’s results for preceding periods and are not necessarily indicative of Banco Hipotecario’s future results.

As of January 1, 2002, Banco Hipotecario resumed the application of inflation adjustments pursuant to the Argentine Central Bank’s, the FACPCE and CNV’s Resolution which established that financial statements for periods ended in 2002 would be restated for inflation from January 1, 2002 by applying the WPI as follows:

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

Critical Accounting Policies

Banco Hipotecario believes that the following are the critical accounting policies, as they are important to the portrayal of Banco Hipotecario’s financial condition and results of operations and require Banco Hipotecario’s most difficult, subjective and complex judgment and the need to make estimates about the effect of matters that are inherently uncertain.

Reserve for loan losses

Banco Hipotecario’s reserve for loan losses is maintained in accordance with the regulations established by the Argentine Central Bank. Under such regulations, a minimum reserve for loan losses is calculated primarily based upon the classification of Banco Hipotecario’s commercial loan borrowers and the past due status of Banco Hipotecario’s individual loan borrowers. Although Banco Hipotecario is required to follow the methodology and guidelines for determining Banco Hipotecario’s reserve for loan loss as set forth by the Argentine Central Bank, are allowed to provide additional allowances for loan loss reserves.

Banco Hipotecario classify individual loans based upon their past due status consistent with the requirements of the Argentine Central Bank. Minimum loss percentages required by the Argentine Central Bank are also applied to the totals in each loan classification. Balances of loans and reserves are charged-off and reflected on Banco Hipotecario’s balance sheets three months from the date on which the loans were fully covered by Banco Hipotecario’s loan loss reserves.

For commercial loans, Banco Hipotecario required to classify all of Banco Hipotecario’s commercial loan borrowers. In order to perform the classification, Banco Hipotecario must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower’s payment history and ability to service the debt, the capability of the borrower’s internal information and control systems and the risk in the sector n which the borrower operates. Banco Hipotecario applies the minimum loss percentages required by the Argentine Central Bank to Banco Hipotecario´s commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantees, of the loan. In addition, based on the overall risk of the portfolio, Banco Hipotecario considers whether or not additional loan loss reserves in excess of the minimum required are warranted.

Hedge Bond

In connection with the Bank’s right to purchase the Hedge Bond, following Argentine Banking GAAP and U.S. GAAP, the Bank has recognized the Hedge Bond as if it was already acquired and the associated liability to fund the Hedge Bond as if the Bank had already executed the debt agreement with the Argentine Central Bank. The receivable for the right to purchase the Hedge Bond is denominated in U.S. dollars and accrues interest at 2%. The liability to the Argentine Central Bank is denominated in pesos and accrues interest at CER plus 2.0%, retroactive to February 3, 2002, as provided by Decree No. 905/02. The net asset recognized amounted to Ps.52.5 million as of June 30, 2006.

Other Receivables from Financial Transactions and Miscellaneous Receivables

Banco Hipotecario carries other receivables from financial transactions and miscellaneous receivables net of allowances for uncollectible amounts. Banco Hipotecario’s judgment regarding the ultimate collectivity is performed on an account-by-account basis and considers Banco Hipotecario’s assessment of the borrower’s ability to pay based on factors such as the borrower’s financial condition, past payment history, guarantees and past-due status.

Minimum Presumed Income Tax

Banco Hipotecario has recognized the minimum presumed income tax accrued as of June 30, 2006 and paid in prior years as an asset as of June 30, 2006, because Banco Hipotecario started to generate taxable income and Banco Hipotecario expect to be able to compute it as a payment on account of income tax in future years. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies.

Underlying estimates and assumptions can change over time, influencing Banco Hipotecario’s overall tax positions, as a result of unanticipated events or circumstances. This criterion does not differ between US GAAP and Argentine Banking GAAP.

U.S. GAAP – Critical Accounting Policies

Additional information in connection with critical accounting policies for U.S. GAAP purposes follows.

Reserve for loan losses

Reserve for loan losses represents the estimate of probable losses in the loan portfolio. Determining the reserve for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events are likely to differ from the estimates and assumptions used in determining the allowance for loan losses. Additional provisions for loan losses could be required in the future.

Fair Value Estimates

A portion of Banco Hipotecario’s assets and liabilities is carried at fair value. As of June 30, 2006 and 2005, approximately Ps.3,612.5 million and Ps.3,653.2 million, respectively, of Banco Hipotecario’s assets and Ps.34.8 million and Ps. 74.3 million, respectively, of Banco Hipotecarios’s liabilities were recorded at fair value, which included the following:

	June 30,
	2006	2005
	(in millions of pesos)
Assets
Argentine provincial debt	202.1	159.0
Other Argentine public-sector receivables	364.5	384.8
Compensatory bond received	2,711.1	735.5
Compensatory and hedge bonds to be received	211.0	2,320.0
Loans transferred to financial trusts recorded as sales - AFS	69.5	35.2
Derivative Financial Instruments	54.3	18.7
Liabilities
Sock Appreciation Rights (StARS)	34.8	74.3

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of Banco Hipotecario’s assets reported at fair value are based on quoted market prices, which provide the best indication of fair value. If quoted market prices are not available, Banco Hipotecario discounts the expected cash flows using market interest rates which take into account the credit quality and duration of the investment.

The degree of management’s judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices When observable market prices and parameters do not exist, management’s judgment is necessary to estimate fair value, in terms of estimating the future cash flows, based on variable terms of the instruments and the credit risk and in defining the applicable interest rate to discount those cash flows.

As of June 30, 2006 and 2005, Banco Hipotecario’s assets fair valued using discounted cash flows and other valuation techniques amounted to Ps. 123.8 million and Ps. 53.9 million, respectively, and mainly included retained interests in financial trusts and derivative financial instruments. The Stock Appreciation Rights were also valued using valuation techniques that required significant management judgment.

Cost Estimates

In order to determine the cost basis of certain available for sale securities and loans received in exchange of other assets or retained interests in transfers of financial of assets, it was necessary to determine its fair value at the exchange date using discounted cash flows techniques, as quoted market prices were not available. The main financial instruments for which these techniques were performed were the BOGAR, Secured Loans and retained interests in assets transferred to financial trusts.

The cost basis has an impact in the following manner: i) when compared to the carrying amount of the previous assets, it will determine the gain or loss on the exchange, which is recorded as income, ii) when compared to the future cash flows of the asset, it will determine the yield at which it will accrue interest against income during its life, and iii) in the case of available for sale securities, it will determine the unrealized gain or loss to be charged to other comprehensive income, when compared to the market price at each reporting date and after considering the accrual of the yield.

Deferred Tax Asset Valuation Allowance

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. Banco Hipotecario had a significant amount of deferred tax assets as of June 30, 2006, 2005 and 2004. Recognition of those deferred tax assets is subject to management’s judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. Management’s judgment on the likelihood that deferred tax assets can be realized is subjective and involves estimates and assumptions about matters that are inherently uncertain. This judgment involves estimating future taxable income and the timing at which the temporary differences between book and taxable income will be reversed. Underlying estimates and assumptions can change over time, influencing Banco Hipotecario’s overall tax positions, as a result of unanticipated events or circumstances.

Based on the generation of significant tax losses until fiscal year 2003, and the uncertainty with respect to the generation of taxable income in the near term, a full valuation reserve was recognized on the net deferred tax assets, which amounted to Ps. 263.4 million, Ps. 644.5 million and Ps. 412.6 million at June 30, 2006, 2005 and 2004, respectively.

In the event that all of Banco Hipotecario’s net deferred tax assets in the future become realizable, an adjustment to Banco Hipotecario’s deferred tax assets would be credited to income tax expense in the period the determination was made.

Securitizations

Under U.S. GAAP, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from Banco Hipotecario’s consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in its consolidated balance sheet. The second key determination to be made is whether the securitization entity must be consolidated and be included in Banco Hipotecario’s consolidated balance sheet or whether such entity is sufficiently independent that it does not need to be consolidated.

If the securitization entity’s activities are sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the securitization entity is not consolidated by the seller of the transferred assets. Additionally, under FASB Interpretation No. 46, if securitization entities other than QSPEs meet the definition of a variable interest entity (VIE), Banco Hipotecario must evaluate whether it is the primary beneficiary of the entity and, if so, must consolidate it. Most of Banco Hipotecario’s securitization transactions meet the criteria for sale accounting and non-consolidation.

During the twelve months periods ended June 2006 and 2005, we participated in securitization transactions for Ps. 201.0 million and Ps. 177.1 million, respectively, of which Ps 66.9 million at June 30, 2006 were not considered sales and consolidated in the consolidated financial statements.

Twelve month periods ended June 30, 2006 and 2005

General

The following table sets forth the principal components of Banco Hipotecario’s net income for the twelve months periods ended June 30, 2006 and 2005.

	Period ended June 30,				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Financial income	Ps.	733.8	Ps.	681.5	7.7
Financial expenses		(412.2)		(388.9)	6.0
Net financial income		321.6		292.6	9.9
Provision for losses on loans		(10.5)		(16.7)	(37.1)
Net contribution from insurance (1)		44.9		37.0	21.4
Other income from services		47.6		43.7	8.9
Other expenses on services		(30.6)		(14.8)	106.8
Administrative expenses		(185.2)		(147.0)	26.0

	Period ended June 30,				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Miscellaneous income, net (2)		124.5		(42.3)	NM
Minority interest		(1.9)		5.6	(133.9)
Income tax		(1.3)		(7.0)	(81.4)
Net income	Ps.	309.1	Ps.	151.0	104.7

(1)	Insurance premiums minus insurance claims paid.
(2)	Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the twelve months period ended June 30, 2006 of Ps.309.1 million was higher than Ps.151.0 for the twelve months period ended June 30, 2005, principally due to:

Higher financial income principally as a result of higher income from government and private securities, and

Higher net miscellaneous income as a result of reversal of certain provisions, and the capitalization of minimum presumed income tax.

These factors were partially offset by:

Higher financial expenses as a result of higher financial expenses from foreign currency denominated liabilities and,

Higher administrative expenses mainly related to advertising campaigns and higher salaries and social security contributions.

Financial Income

The following table sets forth the principal components of Banco Hipotecario’s financial income for the twelve months periods ended June 30, 2006 and 2005.

	Periods ended June 30,				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Mortgage loans and other financial transactions	Ps.	170.2	Ps.	189.7	(10.3)
Government guaranteed loans		96.2		92.1	4.4
Government and Private Securities		190.7		82.6	130.9
Compensatory and other BODEN		24.6		59.9	(58.9)
Buyback of restructured debt		51.2		109.1	(53.0)
Hedges		37.5		76.4	(50.9)
Mortgage-backed securities		27.6		36.3	(23.9)
Other loans		16.7		15.1	10.7
Credit Cards loans		7.0		0.6	NM
Personal loans		38.5		6.4	NM
Advance loans		18.3		6.8	167.4
Effects of changes in exchange rates		46.2		0	NM
Cash and due from banks		3.5		1.0	266.1
Interbank Loans		1.8		1.2	46.4
Others		3.6		4.1	(12.7)
Total	Ps.	733.8	Ps.	681.5	7.7

Banco Hipotecario’s financial income increase 7.7% to Ps.733.8 million for the twelve month-period ended June 30, 2006 as compared to Ps.681.5 million for the period ended June 30, 2005 primarily as a result of:

Higher income from government and private securities as a result of higher market prices and higher LIBO rate accrued during this period on the stock of BODEN US$ 2012 recorded in investment account.

Higher income of credit cards, personal loans and new consumer products as a result of higher bank activity.

Higher income as a result of effect of changes in exchange rates during the year ended on June 2006.

These factors were partially offset by:

lower income from compensatory and additional BODEN, resulting from the receipt of BODEN US$ 2012 a compensation granted to financial institutions,

Lower income from the buyback of restructured financial debts at market prices, and

Lower income from hedges, as a result of lower impact in derivatives adjusted by CER.

Financial Expenses

The following table sets forth information regarding Banco Hipotecario’s financial expenses for the twelve-month periods ended June 30, 2006 and 2005.

	Periods ended June 30,				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Bonds and similar obligations	Ps..	222.2	Ps.	109.8	102.4
Borrowings from Argentine Central Bank		121.9		219.2	(44.4)
Borrowings from banks		30.0		28.8	4.4
Effects of changes in exchange rates		0		6.1	NM
Time deposits		17.7		8.0	121.9
Other(1)		6.5		2.5	160.0
Contributions and taxes on financial income		13.8		14.5	(4.6)
Total	Ps.	412.2	Ps.	388.9	6.0

(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the twelve-month period ended June 30, 2006 increased 6.0% to Ps.412.2 million from Ps.388.9 million for the twelve-month period ended June 30, 2005 primarily as a result of:

higher financial expenses from foreign currency-denominated liabilities due to new external financing mainly due to higher interest paid on bonds resulting from newly issued notes and strengthening the Bank’s position in the international capital markets, and higher interest liabilities resulting from increased average balances on savings accounts and time deposits, related to the growth of private sector.

These effects were partially offset by lower financial expenditures principally as result of the substantial reduction of Argentine Central Bank borrowings.

Provision for Losses on Loans

The following table sets forth Banco Hipotecario’s provision for loan losses for the periods ended June 30, 2006 and 2005.

	Periods ended June 30,				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Provision for loan losses	Ps.	10.5	Ps.	16.7	(37.1)
Charge-offs		103.6		72.8	42.3

Banco Hipotecario’s provision for loan losses for the twelve-month period ended June 30, 2006 decreased to Ps.10.5 million from Ps.16.7 million in the period ended on June 30, 2005. This decreased provision reflects the improvement in the portfolio of performing loans. As of result of this improvement, the Risk and Credit Committee decided to maintain a maximum 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing. Reserves and funds created in connection with the special reserve envisaged by Section 13 of Law 24,143 and the Special fund created by a resolution of the board of Directors of the Bank dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Net Contribution from Insurance

The following table sets forth the principal components of Banco Hipotecario’s net contribution from insurance for the twelve-month periods ended June 30, 2006 and 2005.

	Periods ended June 30				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Insurance premiums earned:
Life	Ps.	12.6	Ps.	12.9	(2.2)
Property damage		37.1		27.8	33.5
Unemployment		1.4		1.6	(13.8)
Other		2.8		2.5	9.4
Total premiums earned	Ps.	53.9	Ps.	44.8	20.2

	Periods ended June 30				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Insurance claims paid:
Life		0.4	Ps.	0.4	8.7
Property damage		8.0		6.9	16.4
Unemployment		0.2		0.2	(2.6)
Other		0.3		0.3	(2.8)
Total claims paid	Ps.	9.0	Ps.	7.7	14.7

Net contribution from insurance	Ps.	44.9	Ps.	37.0	21.3

Banco Hipotecario’s net contribution from insurance activities of Ps. 44.9 million during the period ended June 30, 2006 increased 21.3% from Ps.37.0 million, compared to the period ended June 30, 2005. This increased was primarily a consequence of higher premiums resulted from an increase in new loan origination and an expansion or insurance products offered. However, these effects were partially offset by higher claims paid during the quarter.

Other Income from Services

The following table includes the principal components of Banco Hipotecario’s other income from services for the twelve-month periods ended June 30, 2006 and 2005.

	Periods ended June 30,				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Loan servicing fees from third parties	Ps.	1.4	Ps.	2.1	30.0
FONAVI commissions		3.3		3.0	9.7
Other Commissions		18.1		4.1	344.5
Commissions for technological services		12.0		22.7	(47.4)
Total commissions		34.8		31.9	9.2

	Periods ended June 30,				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Recovery of loan expenses		7.7		9.1	(15.2)
Other		5.0		2.7	88.3
Total	Ps.	47.6	Ps.	43.7	8.9

Banco Hipotecario’s income from services increased to Ps.47.6 million for the period ended June 30, 2006 from Ps 43.7 million in the same period of 2005, as a result of higher commissions derived from credit cards, origination of mortgage loans and new consumer products, as a result of higher bank activity. These effects were partially offset by commissions for technological services.

Other Expenses on Services

The following table includes the principal components of Banco Hipotecario’s other expenses on services for the twelve-month periods ended June 30, 2006 and 2005:

	Periods ended June 30,				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Structuring and underwriting fees	Ps.	9.2	Ps.	5.0	84.0
Banking services		16.2		7.0	131.6
Commissions on third party originations		0.2		0.3	(33.3)
Collections		0.3		0.2	0.5
Others		3.0		0.9	250.1
Total		28.8		13.3	116.7
Contributions and taxes on income from services		1.7		1.5	13.3
Total	Ps.	30.6	Ps.	14.8	106.3

Banco Hipotecario’s other expenses on services increased 106.3% to Ps.30.6 million for the period ended June 30, 2006 from Ps.14.8 million in the period ended June 30, 2005. This increase was mainly to commissions recorded in other expenditures on services related to the VISA credit card as a consequence of higher credit card financings and increased customer base, and higher structuring and underwriting expenses associated with the issue of bonds and financial trusts.

Administrative Expenses

The following table sets forth the principal components of Banco Hipotecario’s administrative expenses for the twelve-month periods ended June 30, 2006 and 2005.

	Periods ended June 30,				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Salaries and social security contributions	Ps.	98.9	Ps.	83.2	18.9
Fees and external administrative services		24.6		16.1	52.7
Maintenance and repair		4.4		4.2	6.1
Advertising and publicity		15.7		7.2	117.4
Nonrecoverable VAT and other taxes		11.8		10.2	16.1
Electricity and communications		7.1		5.5	28.6
Depreciation of bank premises and equipment		7.1		7.3	-2.0
Amortization of organizational expenses		2.9		2.2	29.3
Other		12.6		11.1	13.9
Total	Ps.	185.2	Ps.	147.0	26.0

Administrative expenses for the period ended June 30, 2006 increased 26.0% to Ps. 185.2 million from Ps. 147.0 million for the period ended June 30, 2005. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina, higher advertising expenses related to the launch of Banco Hipotecario’s new products and an increase in other fees related to the actions adopted by the Bank in developing its retail banking business.

Miscellaneous Income

The following table sets forth Banco Hipotecario’s miscellaneous income for the twelve-month periods ended June 30, 2006 and 2005.

	Periods ended June 30,				% Change
	2006		2005		2006/2005
	(in millions of pesos as, except for percentages)
Penalty interest		5.9		9.6	(38.2)
Loan loss recoveries		87.8		58.9	49.1
Capitalization of presumed income tax		24.6		—	NM
Reversal of reserve for loan losses		10.2		—	NM
Reversal of provision for contingencies		25.4		0.2	NM
Other		19.8		15.3	29.4
Total	Ps.	173.7	Ps.	84.0	106.7

Banco Hipotecario’s miscellaneous income increased 106.7% to Ps.173.7 million for the period ended June 30, 2006 from Ps.84.0 million for the year ended June 30, 2005 primarily as a result of:

A reversal of reserve for loan losses and higher income from recovered loans due to the continued improvement in Banco Hipotecario’s loan portfolio.

A capitalization of minimum presumed income tax paid for the fiscal years 1999, 2000 and 2001, resulting from the bank to charge the minimum presumed income tax credit held by it against future income tax liabilities.

A reversal of provision for contingences principally as a result of recovery of reserves for Director’s fees established in compliance with shareholders’ resolutions and recovery of stock appreciation rights.

Miscellaneous Expenses

The following table sets forth the principal components of Banco Hipotecario’s miscellaneous expenses for the twelve-month periods ended June 30, 2006 and 2005:

	Periods ended June 30,				% Change
	2006		2005		2006/2005
	(in millions of pesos, except for percentages)
Provision for lawsuit contingencies	Ps.	—	Ps.	1.3	NM
Provision for miscellaneous receivables and others		—		4.6	NM
Provision StAR granted creditors under guaranteed debt		—		71.3	NM
Provision SAR.		—		26.9	NM
Provision for administrative organization		12.3		8.9	38.2
Bogar and Guarantee loans adjustment		20.8		—	NM
Other		16.1		13.3	21.1
Total	Ps.	49.2	Ps.	126.4	(61.1)

Banco Hipotecario’s miscellaneous expenses decreased 61.1% % to Ps.49.2 million for the period ended June 30, 2006 from Ps.126.4 million for 2005 primarily as a result of:

provisions recorded in the period ended June 30, of 2005 related to the appreciation in the trading price of Banco Hipotecario’s Class D shares, which is designed to account for the higher value attributable to the stock appreciation rights issued with and attached to Banco Hipotecario’s Medium Term Guaranteed Debt due 2010 and Banco Hipotecario’s management compensation plan .

This effect was partially offset by an extraordinary adjust on changes in the valuation of public sector assets given as collateral for Argentine Central Bank borrowings (BOGAR and Guarantee loans).

Twelve month periods ended June 30, 2005 and 2004

General

The following table sets forth the principal components of Banco Hipotecario’s net income for the twelve-month periods ended June 30, 2005 and 2004.

	Period ended June 30,				% Change
	2005		2004		2005/2004
	(in millions of pesos, except for percentages)
Financial income	Ps.	681.5	Ps.	1,177.8	(42.1)
Financial expenses		(388.9)		(208.5)	86.5
Net financial income		292.6		969.3	(69.8)
Provision for losses on loans		(16.7)		—	100.0
Net contribution from insurance (1)		37.0		39.0	(5.1)
Other income from services		43.7		24.7	76.5
Other expenses on services		(14.8)		(25.1)	(40.8)

	Period ended June 30,				% Change
	2005		2004		2005/2004
	(in millions of pesos, except for percentages)
Administrative expenses		(147.0)		(133.3)	10.3
Miscellaneous income, net (2)		(42.3)		3.2	NM
Minority interest		5.6		(7.8)	172.1
Income tax		(7.0)		(3.6)	95.6
Net income	Ps.	151.0	Ps.	866.6	(82.6)

(1)	Insurance premiums minus insurance claims paid.
(2)	Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the twelve-month period ended June 30, 2005 of Ps.151.0 million was Ps.715.6 million lower than the Ps.866.6 million recorded for the period ended June 30, 2004, principally due to:

•	higher financial income resulting from the suspension of the CVS index on pesified mortgage loans, lower income as a result of a cut off in the principal amount of bonds and debt with financial institutions in the period ended June 30, 2005 and lower income from mortgage back securities and other investments;

•	higher financial expenses from Argentine Central Bank borrowings due to the greater impact of the CER index during the period, partially offset by lower average outstanding balances, and higher interest due on foreign currency-denominated financing due to the increase in interest rates;

•	the adverse effect of the appreciation of the Peso against the US dollar on Banco Hipotecario’s net foreign currency position in 2005, and

•	higher administrative expenses due to Banco Hipotecario’s increased level of business activities.

These factors were partially offset by:

•	higher income from derivative transactions aimed at reducing the effect of the appreciation in the price of Banco Hipotecario’s shares and currency swaps to hedge net financial income against the effect of changes in the CER on indexed liabilities; and

•	higher income from services due to the new products offered by Banco Hipotecario.

Financial Income

The following table sets forth the principal components of Banco Hipotecario’s financial income for the twelve-month periods ended June 30, 2005 and 2004.

	Periods ended June 30,				% Change
	2005		2004		2005/2004
	(in millions of pesos, except for percentages)
Mortgage loans and other financial transactions	Ps.	189.7	Ps.	335.5	(43.4)
Income from restructuring of bonds		—		232.0	—
Income from restructuring of financial loans		—		254.4	—
Government guaranteed loans		92.1		54.9	67.9
Compensatory and other BODEN		59.9		29.2	105.3
Buyback of restructured debt		109.1		85.7	27.3
Hedges		76.4		—	—
Mortgage-backed securities		36.3		32.4	12.2
Other loans		22.1		34.4	(35.7)
Government and Private Securities		82.6		98.3	(16.0)
Cash and due from banks		1.0		0.7	35.8
Interbank Loans		1.2		0.3	100.0
Others		10.9		20.0	(46.5)
Total	Ps.	681.5	Ps.	1,177.8	(42.1)

Banco Hipotecario’s financial income decreased 42.1% to Ps.681.5 million for the period ended June 30, 2005 as compared to Ps.1,177.8 million for the period ended June 30, 2004 primarily as a result of:

•	the positive effect of the CVS index on pesified mortgage loans recorded during the twelve months period ended on June 30, 2004, which did not occur in the twelve month period ended on June 30, 2005;

•	the effect of the restructuring of bonds and financial loans in the period ended June 30, 2004;

•	lower financial income from mortgage–backed securities as a result of lower income from investments in financial trusts; and

•	lower income from government and private securities as a result of lower market prices.

These factors were partially offset by:

•	higher income from compensatory and additional BODEN resulting from the increase in the Libor rate during the period ended on June 30, 2005;

•	higher income from guaranteed loans and other public sector loans due to the increase in the CER index;

•	Higher income from the buyback of restructured financial indebteness at market prices; and

•	higher income from derivative operations resulting from hedging transactions, including Banco Hipotecario’s total return swap.

Financial Expenses

The following table sets forth information regarding Banco Hipotecario’s financial expenses for the twelve-month periods ended June 30, 2005 and 2004.

	Periods ended June 30,				% Change
	2005		2004		2005/2004
	(in millions of pesos, except for percentages)
Bonds and similar obligations	Ps.	109.8	Ps.	(44.1)	NM
Borrowings from Argentine Central Bank		219.2		127.4	72.1%
Borrowings from banks		28.8		27.3	5.3
Effects of changes in exchange rates		6.1		70.5	(91.3)
Time deposits		18.0		1.1	NM
Other(1)		2.5		16.3	(84.8)
Contributions and taxes on financial income		14.5		10.1	44.2
Total	Ps.	388.9	Ps.	208.5	86.5

(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the period ended June 30, 2005 increased 86.5% to Ps.388.9 million from Ps. 208.5 million for the period ended June 30, 2004 primarily as a result of:

•	the higher impact of the CER index accrued on Argentine Central Bank borrowings partially offset by lower average balances;

•	higher financial expenses from foreign currency-denominated liabilities due to new external financing and higher interest accrued on restructured debt, partially offset by lower average balances of restructured debt and the effect in the cut off in the interest rates of Banco Hipotecario’s external restructuring debt; and

•	higher interest liabilities resulting from increased average balances on savings accounts and time deposits.

This effects were partially offset by the negative effect of the appreciation of the peso against the US dollar on Banco Hipotecario’s net foreign currency position.

Provision for Losses on Loans

The following table sets forth Banco Hipotecario’s provision for loan losses for the twelve-month periods ended June 30, 2005 and 2004.

	Periods ended June 30,				% Change
	2005		2004		2005/2004
	(in millions of pesos, except for percentages)
Provision for loan losses	Ps.	16.7	Ps.	—	NM

Charge-offs	Ps.	73.2	Ps.	177.8	(59.0)%

Banco Hipotecario’s provision for loan losses for the period ended June 30, 2005 amounts to Ps. 16.7 million. During the period ended June 30, 2004, Banco Hipotecario did not record any provision for loan losses as a result of the increase on the asset quality.

Net Contribution from Insurance

The following table sets forth the principal components of Banco Hipotecario’s net contribution from insurance for the twelve-month periods ended June 30, 2005 and 2004.

	Periods ended June 30				% Change
	2005		2004		2005/2004
	(in millions of pesos, except for percentages)
Insurance premiums earned:
Life	Ps.	12.9	Ps.	14.5	(10.9)%
Property damage		27.8		28.0	(0.9)
Unemployment		1.6		1.8	(8.7)
Other		2.5		2.0	22.9
Total premiums earned	Ps.	44.8	Ps.	46.3	(3.3)

Insurance claims paid:
Life	Ps.	0.4	Ps.	0.2	91.7
Property damage		6.9		6.6	4.1
Unemployment		0.2		0.2	(32.8)
Other		0.3		0.2	25.7
Total claims paid	Ps.	7.7	Ps.	7.3	5.9

Net contribution from insurance	Ps.	37.0	Ps.	39.0	(5.1)

Banco Hipotecario’s net contribution from insurance activities of Ps.37.0 million during the period ended June 30, 2005 decreased by 5.1% or Ps.39.0 million, compared to the period ended June 30, 2004. This decrease was primarily a consequence of lower premiums earned during the period as a result of prepayments and lack of mortgage loan originations, partially offset by new products launched and the improvements in the quality of Banco Hipoecario’s portfolio.

Other Income from Services

The following table includes the principal components of Banco Hipotecario’s other income from services for the twelve-month periods ended June 30, 2005 and 2004.

	Periods ended June 30,				% Change
	2005		2004		2005/2004
	(in millions of pesos, except for percentages)
Loan servicing fees from third parties	Ps.	2.1	Ps.	2.7	(23.9)
FONAVI commissions		3.0		2.9	4.3
Other Commissions		26.8		1.6	NM
Total commissions		31.9		7.3	NM
Recovery of loan expenses		9.1		16.1	(43.4)
Other		2.7		1.4	97.3
Total	Ps.	43.7	Ps.	24.7	76.5

Banco Hipotecario’s income from services increased to Ps.43.7 million for the period ended June 30, 2005 from Ps.24.7 million in the same period of 2004, as a result of higher commissions for technological services partially offset by lower recoveries of loans expenses as a result of lower balances on mortgages loans.

Other Expenses on Services

The following table includes the principal components of Banco Hipotecario’s other expenses on services for the twelve-month periods ended June 30, 2005 and 2004:

	Periods ended June 30,				% Change
	2005		2004		2005/2004
	(in millions of pesos, except for percentages)
Structuring and underwriting fees	Ps.	5.0	Ps.	14.1	(64.7)
Banking services		7.0		9.1	(23.0)
Commissions on third party originations		0.3		0.4	(29.4)
Collections		0.2		0.2	9.6
Others		0.9		0.2	NM
Total		13.3		24.0	(44.5)

Contributions and taxes on income from services		1.5		1.1	56.6
Total	Ps.	14.8	Ps.	25.1	(40.8)

Banco Hipotecario’s other expenses on services decreased 40.8% to Ps.14.8 million for the period ended June 30, 2005 from Ps.25.1 million in the period ended June 30, 2004, primarily due to lower commissions paid in connection with structuring and underwriting fees.

Administrative Expenses

The following table sets forth the principal components of Banco Hipotecario’s administrative expenses for the twelve-month periods ended June 30, 2005 and 2004.

	Periods ended June 30,				% Change
	2005		2004		2005/2004
	(in millions of pesos, except for percentages)
Salaries and social security contributions	Ps.	86.7	Ps.	72.6	19.5
Fees and external administrative services		12.6		13.3	(5.2)
Maintenance and repair		4.2		4.0	3.0
Advertising and publicity		7.2		2.7	169.3
Nonrecoverable VAT and other taxes		10.2		9.5	7.0
Electricity and communications		5.5		9.6	(42.5)
Depreciation of bank premises and equipment		7.3		7.0	3.0
Amortization of organizational expenses		2.2		4.7	(53.2)
Other		11.1		9.7	13.8
Total	Ps.	147.0	Ps.	133.3	10.3

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

Miscellaneous Income

The following table sets forth Banco Hipotecario’s miscellaneous income for the twelve-month periods ended June 30, 2005 and 2004.

	Periods ended June 30,				% Change
	2005		2004		2005/2004
	(in millions of pesos as, except for percentages)
Penalty interest	Ps.	9.6	Ps.	11.5	(16.9)
Loan loss recoveries		59.2		53.3	11.1
Gain on restructuring debt		—		88.0	—
Recovery provisions of loan losses		—		30.0	—
Other		15.3		21.1	NM
Total	Ps.	84.0	Ps.	203.9	(31.3)

Banco Hipotecario’s miscellaneous income decreased 31.3% to Ps.84.0 million for the period ended June 30, 2005 from Ps.203.9 million for the period ended June 30, 2004 primarily as a result of gain proceed from restructuring debt and recovery of provision for loan losses on Public Sector in 2004.

Miscellaneous Expenses

The following table sets forth the principal components of Banco Hipotecario’s miscellaneous expenses for the twelve-month periods ended June 30, 2005 and 2004:

	Periods ended June 30,				% Change
	2005		2004		2005/2006
	(in millions of pesos, except for percentages)
Provision for lawsuit contingencies	Ps.	1.3	Ps.	37.8	(96.5)
Provision for miscellaneous receivables and others		4.6		4.5	1.4
Provision StAR granted creditors under guaranteed debt		15.0		59.3	(74.7)
Provision for administrative organization		92.2		61.8	49.0
Other		13.3		37.3	(64.3)
Total	Ps.	126.4	Ps.	200.7	(37.0)

Banco Hipotecario’s miscellaneous expenses decreased 37.0% to Ps.126.4 million for the periods ended June 30, 2005 from Ps.200.7 million for 2004 primarily as a result of:

•	higher provisions recorded in the period ended June 30, of 2004 related to lawsuit contingencies, and

•	charges recorded during the first half of 2005 in order to provision for the contingent effects related to the appreciation in the trading price of Banco Hipotecario’s Class D shares, which is designed to account for the higher value attributable to the stock appreciation rights issued with and attached to Banco Hipotecario’s Medium Term Guaranteed Debt due 2010 and Banco Hipotecario’s management compensation plan, which was approved by the Bank’s shareholders at their meeting dated May 31, 2004.

This effect was partially offset by higher provision for administrative organization, principally as a result of certain differences under discussion with Argentine Central Bank related to the asymmetric pesification compensation.

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

Banco Hipotecario has filed income tax returns for each of 2002, 2003, 2004 and 2005, which were prepared in compliance with the aforementioned methodologies. As a result, Banco Hipotecario has recorded tax loss carry forwards for each of 2002, 2003, 2004 and 2005 of Ps. 162,7 million, Ps. 3,131.6 million, Ps. 2,086.5, and Ps.1,132.5 million, respectively. Banco Hipotecario expects to have no income tax payable for the fiscal year 2006.

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

The following table shows Banco Hipotecario’s interest-earning assets and interest-bearing liabilities positions by re-pricing period as of June 30, 2006. The table shows the impact that an increase in short-term interest rates (less than twelve months) results in a reduction in Banco Hipotecario’s net interest income as a higher amount of liabilities than assets reprices, while a decrease in short-term interest rates has the opposite effect.

	As of June 30, 2006
	Immediately	1 Through 6 months	6 Through 12 months	1 Through 3 years	3 Through 5 years	5 to 10 years	10 to 15 years	Over 15 years	Non-rate Sensitive	Total
	(in millions of pesos, except for percentages)
INTEREST EARNING ASSETS
Cash and due from banks	127.9	—	—	—	—	—	—	—	200.0	327.9
Government and private securities	—	290.7	50.9	815.1	641.2	619.4	175.0	33.5	176.6	2,802.4
Pre-1991 loans-individual mortgage	4.7	23.4	28.2	111.8	105.9	213.0	105.5	120.7	3.7	716.9
Post-1991 loans-individual mortgages	5.5	31.5	33.2	129.7	126.5	243.6	172.8	18.1	15.3	776.2
Other loans	351.7	136.0	74.7	186.9	122.5	78.4	89.2	0.0	7.1	1,046.5
Other receivables from financial transactions	71.6	—	—	—	—	542.3	127.3	66.4	—	807.7
Other receivables	—	15.9	—	31.8	31.8	47.7	—	—	—	127.3
Total interest earning assets	561.3	497.5	187.0	1,275.3	1,027.9	1,744.6	669.7	238.7	402.8	6,604.8
Cumulative interest earning assets	561.3	1,058.8	1,245.8	2,521.1	3,549.0	5,293.6	5,963.3	6,202.0	6,604.8	—

INTEREST-BEARING LIABILITIES
Bonds	187.1	28.7	—	535.4	1,306.6	1,283.3	—	—	—	3,341.1
Other banks and international entities	—	395.1	—	—	—	—	—	—	—	395.1
Floating rates notes	—	—	—	—	—	—	—	—	—	—
Argentine Central Bank	—	—	—	—	—	198.3	—	—	—	198.3
Deposits	440.4	169.7	4.6	—	—	0.1	—	—	—	614.8
Total interest bearing liabilities	627.5	593.4	4.6	535.4	1,306.6	1,481.8	—	—	—	4,549.3
Asset/liability gap	(66.2)	(95.9)	182.4	739.8	(278.7)	262.8	669.7	238.7	402.8	2,055.5
Cumulative gap	(66.2)	(162.1)	20.3	760.2	481.5	744.3	1,414.0	1,652.7	2,055.5	—
Ratio of cumulative gap to cumulative total interest earning assets	(12)%	(15)%	2%	30%	14%	14%	24%	27%	31%	—

Exchange Rate Sensitivity

Banco Hipotecario’s exposure to foreign currency fluctuations arises from Banco Hipotecario’s foreign currency-denominated assets and liabilities. On June 30, 2006 and 2005 Banco Hipotecario’s total foreign currency-denominated liabilities were Ps. 5,234.6 million and Ps. 3,970.6 million, respectively, all of which were US dollar-and Euro-denominated obligations. On June 30, 2006 and 2005, Banco Hipotecario’s US dollar-denominated assets (including BODEN) were Ps. 3,842.2 million and Ps. 4,023.8 million, respectively, and Banco Hipotecario’s Euro-denominated assets were Ps. 1,081.2 million and Ps. 959.6 million, respectively, while Banco Hipotecario’s US dollar-denominated liabilities were Ps. 4,214.8 million and Ps. 2,986.2 million, respectively, and Banco Hipotecario’s Euro-denominated liabilities were Ps.1,019.8 million and Ps. 984.3 million, respectively.

Liquidity

Banco Hipotecario’s general policy has been to maintain liquidity adequate to meet Banco Hipotecario’s operational needs and financial obligations. At June 30, 2006, Banco Hipotecario’s liquid assets consisted of:

Ps.327.9 million of cash and due from banks;

Ps.387.1 million of Argentine government and corporate securities classified as held for trading, and

Ps.218.1 million of Argentine Central Bank Bills.

At June 30, 2005, Banco Hipotecario’s liquid assets consisted of:

Ps.314.1 million of cash and due from banks;

Ps.275.2 million of Argentine government and corporate securities classified as held for trading; and

Ps.155.5 million of Argentine Central Bank Bills.

Cash Flows from Operating Activities. The changes in cash flows from operating activities were principally due to the change in:

Provision for losses on loans and for contingencies and miscellaneous receivables, net of reversals,

Net (gain) loss on government securities,

Net indexing of loans, deposits and other debt, and

Net change in other assets and liabilities.

Cash Flows from Investing Activities. The changes in cash flow from investing activities were due to subscription of Argentine Government Hedge BODENs.

Cash Flows from Financing Activities. The changes in cash flows from financing activities were principally due to the issuance of notes Series IV partially offset by payments on Argentine Central Bank debt, Bonds, Notes and Long Term debts, as a result of the changes in Banco Hipotecario’s restructuring financial debt in 2004 and 2003.

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

At June 30, 2006 and 2005, Banco Hipotecario had four principal funding sources: bonds, Argentine Central Bank, other liabilities from financial institutions and deposits. The table below sets forth Banco Hipotecario’s liabilities outstanding with respect to each of Banco Hipotecario’s sources of funding as of the dates indicated.

	At June 30,				% Change
	2006		2005		2006/2005
Bonds (1)	Ps.	3253.8	Ps.	2,345.8	38.7
Borrowings from Argentine Central Bank		198.3		2,042.4	NM
Borrowings from banks and international entities		376.9		542.8	(30.6)
Floating rates notes		110.2		0	NM
Deposits		610.		423.4	44.1
Total	Ps.	4,449.2	Ps.	5,354.4	(16.9)

(1)	Excludes accrued interest.

Bonds

The principal amount values of the different series of notes Banco Hipotecario has issued and outstanding is as follows:

	Outstanding principal amount at June 30, 2006		Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)				(%)
Bonds issued prior to restructuring(1)	Ps.	128.4

GMTN (US$1,200,000,000)
Notes Issued in Restructuring:
Long term bonds (US$449,880,000)		651.0	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Long term bonds (Euro 278,367,000)		955.3	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0

Series 4 - 9.75% Notes due 2010 (US$150,000,000)		454.0	Nov. 16, 2005	Nov. 16, 2010	9.75

Series 4 Tranche II (US$100.000 miles)		307.8	Jan. 26, 2006	Nov. 16, 2010	9.75
Series 5 (US$250.000 miles)(3)		757.4	Abr. 27, 2006	Abr. 27, 2016	9.75
Accrued interest		87.3
Total	Ps.	3,341.0

(1)	Banco Hipotecario has 10 series of bonds issued prior to the restructuring that have outstanding amounts that were not tendered in the restructuring process consummated in January 2004.

Borrowings from Banks and International Entities

Banco Hipotecario incurred the following indebtedness, which have been already fully paid with the proceeds obtained from other financings:

On September 2, 2004, Banco Hipotecario obtained a loan from Credit Suisse First Boston International in an aggregate principal amount of US$65.0 million, due August 25, 2005.

On September 28, 2004, Banco Hipotecario obtained a loan from Deutsche Bank AG, London Branch in an aggregate principal amount of US$20.0 million, due March 31, 2006.

On January 25, 2005, Banco Hipotecario obtained a loan from Deutsche Bank AG, London Branch in an aggregate principal amount of US$30.0 million, due July 28, 2006.

On August 23, 2005, Banco Hipotecario obtained a loan from Deutsche Bank AG, London Branch in an aggregate principal amount of US$50.0 million, due August 28, 2006.

Borrowings from the Argentine Central Bank

On November 11 and December 1, 2004, Banco Hipotecario pre-paid the financial assistance loans granted by the Argentine Central Bank in amounts totaling Ps.10.0 million and Ps.30.0 million, respectively, in order to settle in advance restructured foreign debt. On January 20, 2005 and February 25, 2005, Banco Hipotecario took part in the tender offer established by the Argentine Central Bank for Ps.63.8 million and Ps.16.9 million, respectively, having been accepted in settlement of the previously refinanced debt. On May 3, 2005 Banco Hipotecario fully prepaid all outstanding balances due on this indebtedness of approximately Ps.233.5 million. As of June 30, 2006, Banco Hipotecario recorded in Banco Hipotecario’s financial statements borrowings from the Argentine Central Bank totaling Ps. Ps.198.3 million, respectively, in respect of advances Banco Hipotecario expect to incur in the future for Banco Hipotecario’s right to subscribe additional BODEN.

Loan Securitization Program

Banco Hipotecario has various series of bonds under Banco Hipotecario securitization program that existed and that were issued prior to Banco Hipotecario’s restructuring. These bonds remain outstanding under Banco Hipotecario’s off-balance sheet securitization program. For each mortgage trust, Banco Hipotecario transferred a portfolio of Banco Hipotecario’s loans to a trustee, which then issued senior bonds, subordinated bonds and certificates of participation. The payment obligations of these instruments are secured by the trust assets consisting of the portfolio of individual residential mortgage loans and any reserve fund established by us for such purpose. The holders of the securities have no recourse against us if the trustee defaults in its payment obligations. Notwithstanding this fact, certain holders of bonds issued by the mortgage trusts have sued Banco Hipotecario for the effects of the devaluation of the peso and its impact on the value of the trust assets. See “Business—Litigation”.

On June 25, 2004, Banco Hipotecario led the sale of the first series of “Cédulas Hipotecarias Argentinas” in the local capital market. The aggregate amount of the offering was Ps.50 million, consisting of Ps.40 million of Senior Bonds and Ps.10 million of Subordinated and Certificates of Participation issued under the Ps.500 million Program. On November 17, 2004, Banco Hipotecario closed a second series of Cédulas Hipotecarias in the local capital market for an aggregate amount of Ps.50 million, issued under the Ps.500 million Program. The bonds accrue variable interest at the higher of CER + 3% and the interest rate for time deposits between Ps.100.000 and Ps.500.000, up to 59 days, reported by Argentine Central Bank + 4% subject to a floor of 8% per annum and a ceiling of 15% per annum. On April 7, 2005, Banco Hipotecario closed a third series of Cédulas Hipotecarias for an aggregate amount of Ps.62.5 million. On June 16, 2005, Banco Hipotecario closed a fourth series of Cédulas Hipotecarias market for an aggregate amount of Ps.64.6 million. On October 20, 2005, Banco Hipotecario closed a fifth series of Cédulas Hipotecarias for an aggregate amount of Ps.65.0 million. These last three series of bonds accrue variable interest at the higher of CER + 1% and the interest rate for time deposits between Ps100.000 and Ps.500.000, up to 59 days, reported by Argentine Central Bank + 2% subject to a floor of 9% per annum and a ceiling of 16% per annum. On March 27, 2006, Banco Hipotecario began offering a new series VI of Cédulas Hipotecarias of up to Ps. 69.0 million in aggregate principal amount. This new series of bonds accrues variable interest at the higher of CER +

1% and the interest rate for time deposits between Ps.100,000 and Ps.500,000, up to 59 days, reported by Argentine Central Bank + 2% subject to a floor of 9% per annum and a ceiling of 19% per annum. On September 22, 2006 closed a seventh series of Cédulas Hipotecarias for an aggregate amount of Ps.71.4 million. This series of bonds accrue variable interest at the higher of CER + 2,5% and the interest rate for time deposits between Ps100.000 and Ps.500.000, up to 59 days, reported by Argentine Central Bank + 2,5% subject to a floor of 9% per annum and a ceiling of 23% per annum. All series are collateralized by residential mortgage loans and were rated “ra AAA” on a local scale by Standard and Poor’s.

Deposits

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

In December 2001 Banco Hipotecario received authorization from the Argentine Central Bank to accept time deposits for individuals as well as institutions and amended Banco Hipotecario’s bylaws accordingly, with approval of a majority of Banco Hipotecario’s shareholders as required by Argentine Corporate Law. At June 30, 2006 and 2005 Banco Hipotecario’s total deposits consisted of the following:

	At June 30, 2006		At June 30, 2005		% Change 2006/2005
Checking accounts	Ps.	11.5	Ps.	19.9	(42.2)
Saving accounts		141.7		115.9	22.3
Time deposits		434.5		269.6	61.2
Other deposits accounts		22.3		14.7	51.7
Accrued interest payable		4.8		3.2	50
Total	Ps.	614.8	Ps.	423.4	45.2

Banco Hipotecario’s current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop Banco Hipotecario’s financing activities.

B. Liquidity and Capital Resources

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2006, we had a working capital of Ps.62.6 million. At the same date, we had cash and cash equivalents totaling Ps.163.9 million, an increase of 15.0 % from the Ps.142.6 million of cash and cash equivalents held as of June 30, 2005.

As of June 30 2005, we had a working capital of Ps. 78.8 million. At the same date, we had cash and cash equivalents totaling Ps. 142.6 million, an increase of 16.0 % from Ps. 122.9 million of cash and cash equivalents held as of June 30, 2004.

Operating Activities

2006 Fiscal Year. Our operating activities resulted in net cash inflows of Ps.194.7 million for fiscal year 2006 primarily as a result of operating gains of Ps.218.5 million, an increase in trade accounts payable of Ps.56.0 million, a decrease in inventories of Ps.25.1 million, an increase in accrued interest of Ps. 14.0 million and a decrease in current investments of Ps.10.3 million partially offset by an increase in mortgages and leases receivables of Ps.80.3 million, a decrease in customer advances, salaries and social security payable and taxes payable of Ps.28.4 million and an increase in non-current investments of Ps.26.4.

2005 Fiscal Year. Our operating activities resulted in net cash inflows of Ps. 93.5 million for fiscal years 2005. The operating cash inflows for fiscal year 2005 primarily resulted from operating gains of Ps.127.2 million, an increase in customer advances, salaries and social security payable and taxes payable of Ps.12.0 million and an increase in trade accounts payable of Ps.21.0 million partially offset by an increase in mortgages and leases receivables for Ps.49.2 million and a decrease in other liabilities of Ps.17.7 million.

2004 Fiscal Year. Our operating activities resulted in net cash inflows of Ps. 74.7 million for fiscal years 2004. The operating cash inflows for fiscal year 2004 primarily resulted from operating gains of Ps.90.6 million and an increase in trade accounts payable of Ps.14.4 million, partially offset by a decrease in other liabilities of Ps.24.6 million.

Investment Activities

2006 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.136.6 million for fiscal year 2006, primarily as a result of investments in fixed assets of Ps.54.1 million due to (i) improvements made in shopping centers amounting to Ps.33.6 million and (ii) improvements in the Hotel operations segment for Ps.20.1 million. We also invested Ps.62.1 million in undeveloped parcels of land primarily through our subsidiary Alto Palermo. We also made investments of Ps.4.3 million to increase our ownership interest in Alto Palermo, and Ps.4.2 million in the acquisition of 43.18% of Canteras Natal Crespo S.A. Additionally, we posted a guaranty deposit for Ps.8.6 million at Deustche Bank guaranteeing our obligations to Argentimo S.A. relating to an agreement entered into between Alto Palermo, Argentimo S.A. and Constructora San José Argentina S.A. for the acquisition of land for the development of a shopping center and a dwelling and/or office building.

On December 12, 2006 the Company purchased from different holders 34,710 shares of Canteras Natal Crespo for a total amount of US$ 597,968.75. After this transaction, the Company’s interest on Canteras (jointly with our partner ECIPSA) increased up to 98.45%.

2005 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.126,7 million for fiscal year 2005, primarily as a result of investments in fixed assets of Ps.79.3 million, due to (i) the development of Alto Rosario Shopping and improvements made in other shopping centers totaling Ps.50.9 million, and (ii) partial payment for the acquisition of Bouchard 710 for Ps.20.4 million. We also invested Ps.35.0 million in the acquisition of an additional ownership interest of 49.9% in Mendoza Plaza Shopping and we also made a payment of US$4 million (Ps.11.7 million) in connection with a contract entered into with Credit Suisse in June 2005, pursuant to which, subject to the satisfaction of certain conditions, we expect to take out a loan for US$10.0 million, establishing a mortgage on an office building in the City of Buenos Aires.

2004 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.97.2 million for fiscal year 2004, primarily as a result of a net investment of Ps.70.3 million in shares of Banco Hipotecario. We also invested in fixed assets for Ps.26.4 million primarily in connection with the development of Alto Rosario Shopping.

Financing Activities

2006 Fiscal Year. Our financing activities resulted in net cash outflows of Ps.36.8 million. Our net cash spent on financing activities for fiscal year 2006 was primarily related to the payment of short-term and long-term debt for Ps.82.5 million, the payment of dividends by our subsidiaries to minority shareholders totaling Ps.12.7 million, the repayment of debt owed to minority shareholders for Ps.5.2 million and a partial repayment of Ps.25.6 million of a mortgage payable, partially offset by our issuance of common stock as a result of the exercise of warrants for Ps.43.6 million and proceeds from issuance of short-term and long-term debt totaling Ps.45.1 million.

2005 Fiscal Year. Our financing activities resulted in net cash inflows of Ps.52.9 million. Our net cash provided by financing activities for fiscal year 2005 relates to our issuance of common stock as a result of the exercise of warrants for Ps.105.7 million, proceeds from issuance of short-term and long-term debt totaling Ps.117.2 million and proceeds from the settlement of a swap agreement for Ps.15.8 million, partially offset by the payment of short-term and long-term debt for Ps.167.3 million, the payment of dividends by our subsidiaries to minority shareholders totaling Ps.10.3 million, and the payment of Ps.5.8 million to Credit Suisse, establishing a guarantee for the debt of our subsidiary Hoteles Argentinos.

2004 Fiscal Year. Our financing activities resulted in net cash outflows of Ps.47.6 million. Our net cash spent on financing activities for fiscal year 2004 was primarily related to the repayment of short-term and long-term debt, and to seller financing amounting to Ps.67.8 million, and the payment of dividends by our subsidiaries to minority shareholders for Ps.4.9 million, partially offset by the proceeds from the issuance of common stock as a result of the exercise of warrants for Ps.24.8 million.

Our Indebtedness

Our total outstanding debt as of June 30, 2006 was Ps.391.4 million, of which 83% was dollar-denominated and 28% was short-term.

	Maturity or Amortization Schedule
	Currency	Less than 1 year	More than 1 up to 2 years	More than 2 up to 3 years	More than 3 up to 5 years	More 5 years	Total(1)	Average Annual Interest Rate
	(in millions of constant Pesos as of June 30, 2006)(2)%
Unsecured loan	US$	10.7	14.2	21.3	14.2	—	60.3	7.55
Collateralized notes	US$	17.3	23.1	34.6	23.1	—	98.1	7.55
Alto Palermo / Banco Río de la Plata	Ps.	25.0	—	—	—	—	25.0	10.20
Hoteles Argentinos	US$	—	0.7	1.4	16.4	—	18.5	12.55
		53.0	38.0	57.3	53.7	—	201.9

(1)	The sum of the amortization of each year could be different than the amount that figures in the Total column due to rounding.
(2)	Exchange rate as of June 30, 2006 US$1= Ps.3.086.

Uncollateralized Loan Agreement

On November 21, 2002, we consummated a debt restructuring with six creditor banks (Banca Nazionale del Lavoro, BankBoston, Banco Ciudad, HSBC, Banco Itaú and Banco Nación) of a US$80 million unsecured agreement loan and the US$37.0 million of non-convertible secured floating rate notes for US$37.0 million. In connection with this restructuring we incurred Ps.51.0 million of Uncollateralized Loan Agreement of which at June 30, 2006, US$19.5 million was outstanding. These loans bear interest at three-month LIBOR plus 200 basis points and amortize quarterly until maturity in November 2009. This loan agreement contains a number of covenants requiring us to comply with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require us to maintain:

•	a ratio of consolidated EBITDA for the most recent four consecutive fiscal quarters to consolidated financial expense for such period of at least 1 to 1.40;

•	maximum consolidated indebtedness not to exceed the greater of (i) US$222,905,000 and (ii) 2.8 times consolidated EBITDA for the most recent four consecutive fiscal quarters

Collateralized Notes

In connection with our 2002 debt restructuring, we issued US$37.4 million of Collateralized Notes of which as of June 30, 2006 US$31.8 million was outstanding. The secured floating rate notes bear interest at three-month LIBOR plus 200 basis points and amortize quarterly until maturity in November 2009. The floating rate notes are secured by a first mortgage lien on (i) 13 units in our office building at Libertador 498, (ii) 71 units at Laminar Plaza and (iii) 19 units at Dock IV. The secured floating rate notes contain the same financial maintenance covenants as our unsecured loan agreement.

IRSA Convertible Notes

On November 21, 2002, we issued US$100 million of convertible notes due November 2007. The convertible notes accrue interest at 8% per annum, payable on a semi-annual basis. The conversion price is US$0.5450 per common share, which means that each Convertible Note may be exchanged for 1.8347 common shares. Additionally each Convertible Note contain a warrant attached that grants an option to acquire 1.8347 shares at a price of US$0.6541 each.

From the date of issuance through September 30, 2006, the holders of our convertible notes exercised their conversion rights for a total of 72.0 million units with a face value of US$1 each,

issuing 132.2 million common shares with a face value of Ps.1 each. In addition, from the date of issuance through September 30, 2006, warrants issued by us were exercised for a total amount of US$49.8 million, and 91.3 million shares were issued in exchange. We received funds aggregating US$59.7 million.

As of June 30, 2006, the outstanding amount of our convertible notes and warrants was US$28.0 million and US$50.2 million, respectively, and the amount of our outstanding shares was 435,448,510. On June 30, 2006 our shares traded at US$1.437 per share. Hence, if on October 31, 2006 convertible note holders had exercised their rights to convert and sold their underlying shares, they would have received for each convertible note approximately US$2.636. Moreover, if on such date holders had exercised the warrants and sold their underlying shares, they would have received another US$2.636 per share, paying the exercise price of US$1.2 per warrant. If all the holders of our convertible notes and warrants were to exercise their conversion and exercise rights, the amount of our shares outstanding would be increased to 578,971,665, and we would receive cash proceeds of approximately US$60.3 million.

Alto Palermo Convertible Notes

On August 20, 2002, Alto Palermo issued US$50.0 million of unsecured convertible notes (the “Alto Palermo´s convertible notes”) in exchange for cash and the settlement of certain liabilities owed to its shareholders. Alto Palermo convertible notes mature on July 19, 2014, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps.0.10 par value per share. The conversion rate per U.S. Dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of Alto Palermo’s common shares. As of September 30, 2006, as a result of conversions previously made, the outstanding principal amount of Alto Palermo’s convertible notes was US$47.2 million. In the event all the bondholders exercise their conversion rights, Alto Palermo’s common shares would increase from 782.0 million (Ps.78.2 million) to 2,237.5 million (Ps.223.7 million). As of September 30, 2006, we held US$31.7 million of Alto Palermo´s convertible notes.

Alto Palermo Unsecured Loan Agreement

On April 5, 2005, Alto Palermo borrowed Ps.50.0 million from Banco Rio de la Plata and Bank Boston N.A. Three of the four scheduled amortization payments of principal have already been made, reducing the outstanding principal amount to Ps.12.5 million which is due April 5, 2007. This loan currently bears interest at a variable rate (Encuesta) plus 3%.

Hoteles Argentinos

On March 23, 2005, Credit Suisse International acquired the US$11.1 million indebtedness incurred by Hoteles Argentinos which had been in default since January 2002. On April 21, 2006, Hoteles Argentinos reduced the outstanding principal amount to US$6.0 million with a prepayment, and the unpaid balance was restructured to mature in March 2010 with scheduled amortization payments as described below:

March 15, 2008	US$	213
September 15, 2008	US$	225
March 15, 2009	US$	239
September 15, 2009	US$	253
March 15, 2010	US$	5,070

Interest accrues on the unpaid principal of this loan at six-month LIBOR plus 7%.

In addition, we and Credit Suisse International entered into a credit default swap agreement which, among other stipulations, secures payment of Hoteles Argentinos’ indebtedness and provides that, in the event of default, we will be required to acquire the loan. Simultaneously with the amendment of Hoteles Argentinos' loan agreement, we amended the credit default swap with Credit Suisse International. Thus, we would only assume 80.0% of Hoteles Argentinos’ indebtedness in the event of default. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder in Hoteles Argentinos, which has also been instrumented through a credit default swap. To secure performance of our obligations under the agreement with Credit Suisse International, we made an escrow deposit of US$1.2 million.

Creation of a Global Note Program

On October 31, 2006 our shareholders approved the creation of a Global Note Program for up to US$ 200,000,000 (or its equivalent in other currencies). This program was approved by the Comisión Nacional de Valores on December 7, 2006 by Resolution No. 15,529. We are analyzing the issuance of notes under this Program in the near future.

Capital Expenditures

. During the fiscal year ended June 30, 2006, we had capital expenditures of Ps. 116.2 million. We made investment in fixed assets of Ps. 54.1 million primarily in shopping centers totaling Ps. 33.6 million and in the hotel segment of Ps. 20.1 million. We also invested Ps. 62.1 million in undeveloped parcels of land primarily from Alto Palermo.

. During the fiscal year ended June 30, 2005, we had capital expenditures of Ps. 80.0 million. We made investments in fixed assets of Ps. 79.3 million, primarily in shopping centers totaling Ps. 50.9 million and in the acquisition of Bouchard 710 for Ps. 20.4 million. We also invested Ps. 0.7 million in undeveloped parcels of land.

. During the fiscal year ended June 30, 2004, we had capital expenditures of Ps. 26.9 million. We also made investments in fixed assets of Ps. 26.4 million primarily in shopping centers of Ps. 21.7 million and in the Llao Llao Hotel of Ps. 3.3 million. We also invested Ps. 0.6 million in undeveloped parcels of land.

U.S. GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. U.S. GAAP application would have affected the determination of amounts shown as net income for each of the three years in the period ended June 30, 2006, and the amounts of total shareholders’ equity as of June 30, 2006 and 2005, to the extent summarized in Note 27 to our Consolidated Financial Statements.

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

(i)	the impact of certain U.S. GAAP adjustments on equity investees;

(ii)	the accounting for marketable securities;

(iii)	the application of different useful lives for depreciation purposes;

(iv)	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

(v)	the accounting for a mortgage payable with no stated interest;

(vi)	the accounting for securitization programs;

(vii)	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

(viii)	the present-value accounting;

(ix)	the restoration of previously recognized impairment losses accounting;

(x)	the accounting for convertible notes;

(xi)	the accounting for troubled debt restructuring;

(xii)	the accounting for real estate barter transactions;

(xiii)	the accounting for the appraisal revaluation of fixed assets;

(xiv)	the accounting for deferred charges;

(xv)	the amortization of fees related to the Senior Notes;

(xvi)	the accounting for software obtained for internal use;

(xvii)	the accounting for increasing rate debt;

(xviii)	the accounting for certain inventories to which we have received advance payments that fix sales price and the contractual terms assure the closing of the sale and the realization of the gain;

(xix)	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences in accounting for deferred income tax calculation purposes while under US GAAP are treated as temporary differences;

(xx)	the effect of the reversal of gain from recognition of financial receivables at net realizable value.

(xxi)	the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate;

(xxii)	the effect on minority interest of the above-mentioned reconciling items, as appropriate; and

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 27 to our Consolidated Financial Statements, included elsewhere in this annual report for details.

Net income under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004 was Ps. 96.6 million, Ps. 103.2 million, and Ps. 87.9 million, respectively, as compared to Ps. 90.0 million, Ps. 129.4 million and Ps. 2.8 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2006 and 2005, was Ps. 1,485.8 million and Ps. 1,252.2 million, respectively, as compared to Ps. 1,158.4 million and Ps. 921.7 million, respectively, under U.S. GAAP.

C. Research and Development, Patents and Licenses, etc.

We do not have any research, development, patents or licenses that are material for the conduct of our business

D. Trend Information

During fiscal year 2006, the Argentine economy continued its recovery. As a consequence of the expansion of credit, internal consumption became one of the main engines for economic growth. We experienced a significant increase in operating income which rose 43.4% to Ps. 202.4 million in fiscal year 2006 from Ps. 141.1 million in fiscal 2005. The increase was mainly due to a 56.2% yearly increase in revenues, 45.1% increase in operating costs and 54.8% reduction in results from operations and holdings of real estate assets due to a lower amount of recovery of the allowance for the impairment of long lived assets. There was a considerable improvement in the performance of our sales and development, office, shopping center and hotel segments, which recorded increases in revenues of 221.8%, 57.3%, 46.9% and 19.1%, respectively, compared to the previous fiscal year.

In the end of 2006, the real estate business regained strength in all of its segments. Construction has increased and the retail market is improving, mainly in the shopping center segment, driven by the increase in consumption in the highest purchasing power sectors and the increased inflow of tourists. These conditions also favored the hotel segment, which took advantage of Dollar revenues versus Peso costs. Moreover, those companies which after the devaluation had been forced to move their offices to cheaper peripheral areas as part of their cost cut down strategy, have now returned to premium areas encouraged by rising, but still low, prices.

Although we expect the positive economic trends to continue, we cannot assure this will occur. Our business is largely affected by economic downturns. Any decrease in investment and consumption decisions could cause a reduction in retail sales, sales of real state and demand for office and commercial space.

We have an asset portfolio of Ps. 2,740 million book value in attractive locations and with top-level lessees. Cash flow generation from our business is growing at different paces according to each segment. The shopping center segment experienced the greatest recovery, reaching high occupancy and low default rates that surpassed historical records. Hotels have also shown a notable improvement in both tariffs and occupancy levels. Offices recorded sustained increases in occupancy rates and prices, the sales value of property in the locations where our developments are established has been escalating, and there has been considerable increase in the demand for such properties. This activity, however, has not been fully reflected in terms of value, yet. We believe our assets have a great intrinsic value that makes them attractive due to their potential for growth. Our low level of indebtedness, most of which is long-term, and the cash proceeds from the exercise of warrants attached to our convertible debt, will enable us to finance new projects and continue our expansion efforts.

Development and sale of properties

In fiscal year 2006, revenues from the sales and developments segment amounted to Ps. 104 million, compared to Ps. 32.3 million recorded in fiscal 2005.

The current scenario encourages the development of projects related to our real estate activities. Therefore, forecasts for 2007 include not only the completion of projects already in progress but also the analysis of new undertakings.

Regarding the main projects currently in development, we can mention the positive expectations raised by “Torres Renoir”, located in the Puerto Madero area. In turn, as part of the search for new urban areas for housing unit developments, works started at the “Proyecto Caballito” a residential complex in the geographical center of the City of Buenos Aires.

Edificios Cruceros, Dock II. This is a unique project in the Puerto Madero area consisting in an apartment building with a surface area of 6,400 sqm of which 3,633 sqm are owned by the Company. At the close of this fiscal year, works had been fully completed. The preliminary sales stage has started with “down payments” that work as mechanisms to fix the price. Such receivables have been disclosed in these financial statements as “inventories” until the transaction is consummated. During this fiscal year the deeds for the housing units booked during the construction stage were executed, and there are presently 13 units available estimated to be sold during the next fiscal year.

Torres Renoir, Dock III. In view of the steady demand for residential properties in the area of Puerto Madero, during fiscal year 2006 we closed swap agreements that allowed us to start construction of these two exclusive residential buildings of 37 and 40 floors. In the light of the development boom in this area, the project has aroused great expectations in the market, given its outstanding features. At the close of the fiscal year, the degree of progress of the works in this project was 32%. During the last quarter of our 2007 fiscal year we began the commercialization of the available units.

Barrio Chico (formerly San Martín de Tours). This is a unique project in Barrio Parque, the most exclusive residential area in the city of Buenos Aires. As of June 30, 2006 the project was in its final stage. Sales in this project were launched in May this year, with a high degree of success. Previously, efforts had been made to develop the image of the product, in whose context the designation chosen was “Barrio Chico” and was accompanied by advertising in the most important printing media. At the close of fiscal 2006 bookings had been accepted for 40% of the total units, which will be formalized in the coming year and sales are estimated to be completed in the coming six-month period.

Caballito. This is an undeveloped 2.1 hectare property situated in the Northern sector of Caballito’s residential neighborhood. On May 4, 2006 we entered into a swap agreement with KOAD S.A. in order for it to develop a residential complex in which two block towers will be constructed with 34 floors each. They shall be units of 1, 2 and 3 rooms with surface areas ranging from 40 to 85 square meters, and the complex will also benefit from a broad variety of amenities and services. It will have an estimated total surface area of 28,000 sqm for sale. We are scheduled to receive 26.7% of the total square meters and 25% of the parking lots of the total project upon the expiration of a 39-month period. In total we shall receive 118 apartments and 55 parking lots that will be located in Tower 1.

Benavidez, Tigre. Benavidez is an undeveloped 99.8 hectare plot located in the area of Tigre, 35 kilometers north from downtown Buenos Aires. In this property we plan to develop a gated residential complex that will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. Given the rise in the values of land in the Northern part of the Province of Buenos Aires, above all in the area in which the development is located, our expectations regarding the sales of the lots to be received pursuant to the swap agreement are highly positive.

Canteras Natal Crespo, Province of Córdoba. In the course of fiscal 2006 we acquired 128,804 shares that represent 43% of the equity of Canteras Natal Crespo S.A. for a total price of US$ 1.5 million. Canteras Natal Crespo S.A. is a company located in the province of Córdoba whose main corporate purpose shall be the urbanization of own or third-party lands, gated communities, lots for sale or lease, development of quarries, real estate transactions and construction of housing units. The preliminary guidelines for the development of the project were designed during the period. As from the moment in which the Chilean architecture firm URBE was hired, progress was made in the design of the Master Plan draft project. The development will offer a luring, diversified suite of residential plots and low and medium density housing areas, and each of the neighborhoods will have full-service infrastructure. The project will stand out for being embedded in the unique hillside setting of Sierras Chicas, in the province of Córdoba.

On December 12, 2006 the Company purchased from different holders 34,710 shares of Canteras Natal Crespo for a total amount of US$ 597,968.75. After this transaction, the Company’s interest on Canteras (jointly with our partner ECIPSA) increased up to 98.45%.

Offices and other non-shopping center rental properties

During the fiscal year ended June 30, 2006, income from rental properties increased by 57.3%, totaling Ps. 30.6 million, compared to Ps. 19.4 million in the same period of fiscal year 2005, mainly due to a sustained increase in our portfolio’s occupancy rate and higher rental prices.

The rental property segment was among those most affected by the economic crisis. The effect of the devaluation of the peso against the dollar had a strong impact on the value of leases of class A and AAA offices which fell more than 70% and remained at those levels for several months until they started to reflect a slow, yet steady, upturn of prices.

During fiscal year 2006, our offices showed a significant recovery in occupancy rates, with rising rental prices, although still somewhat lower than those in force during the effectiveness of the convertibility law. While in 2000 our premium offices were rented at US$ 28.0 per Sqm, during the crisis these values plummeted to US$ 7.0 per Sqm per month. At present we are entering contracts at a rate of US$ 21.0 per square meter per month for the class A segment.

Given the scarcity in the supply of offices for lease, with occupancy levels close to 94% in the AAA and A segments and insufficient stock for the future due to the lack of investments during the years following the 2001 crisis, the favorable conditions in the sector are expected to continue in the medium term. The future of this sector is highly promising as the new agreements are expected to reach values close to 30 US$/sqm for 2008. It should be noted that as most lease agreements are executed for a 36-month term, the effect of this recovery will be shown in the results for the successive years.

Shopping centers

Our subsidiary Alto Palermo had an outstanding performance during the fiscal year ended June 30, 2006. The information below corresponds to data included in the balance sheet of our shopping center operator subsidiary, Alto Palermo S.A., in which as of June 30, 2006 we had a 61.5% participation.

Alto Palermo’s net income for fiscal year 2006 was Ps. 47.7 million, a substantial 43.5% rise compared to the previous fiscal year. In addition, its operating income and EBITDA 1 increased by 58.1% and 37.7% respectively, reaching Ps. 128.7 million and Ps. 192.3 million in each case.

This significant growth in Alto Palermo’s results mainly reflects the 30.2% increase in income from Leases and Services mainly due to higher income from leases and goodwill charges in our

[1]	Operating income plus depreciation and amortization charges.

shopping centers which now amount to Ps. 48.1 million as a result of the 33.9 % increase in the sales of our lessees and the 90.5% increase in income from Credit Cards as a result of favorable macroeconomic conditions, the general rise in consumption and the outstanding performance of our business unit, which has expanded its services opening new branches and increasing the rate of authorization of cards for use and the amount of retail stores accepting such cards thereby generating a major increase in the credit portfolio. The average occupancy rate at our Shopping Centers was in the region of 99.1% during the fiscal year ended June 30, 2006.

Given the good conditions prevailing in the sector, Alto Palermo has entered into a purchase agreement to acquire Córdoba Shopping, the Company’s tenth shopping center. Located in the Villa Cabrera neighborhood in the city of Córdoba, Córdoba Shopping has a total surface area of 35,000 sqm with 160 retail stores, 12 movie theaters and parking space for 1,500 vehicles. Through this transaction Alto Palermo S.A. continues with the implementation of its plan to expand in the region and to strengthen its market leading position establishing a presence in the Province of Córdoba, the fourth city in terms of purchasing power in Argentina.

Additionally, Alto Palermo acquired a land reserve to build a shopping center in the Saavedra neighborhood in the City of Buenos Aires, an area of major commercial relevance as it is the nexus between the City of Buenos Aires and North Greater Buenos Aires. In addition, Alto Palermo has implemented major improvements in Shopping Mendoza Plaza, which Alto Palermo started to manage in the course of the prior fiscal year.

Hotels operations

Revenues from the hotel segment for the twelve month period ended June 30, 2006 amounted to Ps. 103.8 million, compared to Ps. 87.1 million recorded for fiscal 2005.

During this fiscal year the hotel market in which we take part continued consolidating its excellent performance boosted by tourism, mainly foreign, which encouraged demand and the recovery of prices.

In this scenario, our hotels showed an excellent performance. Accumulated average occupancy rates for the twelve month period ended June 30, 2006 increased notably, reaching 78.7% at the end of fiscal 2006 compared to 75.4% in the previous year. Average rates also increased by 18.4% reaching Ps. 379.

The excellent cash flow generation derived from this business segment allowed us to start the expansion of the Llao Llao hotel, a first-class resort, unique in Argentina both for its services and location. The expansion includes 42 new rooms. In the course of the fiscal year we continued with the construction of rooms on the Lago Moreno lake, scheduled to open in the year 2007. Also in this respect we have started improvement and refurbishment works at the Sheraton Libertador Hotel, located in the downtown area of Buenos Aires.

E. Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or significant transactions with unconsolidated entities not reflected in our Consolidated Financial Statements. All of our interests in and/or relationships with our subsidiaries or jointly-controlled entities are recorded in our Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth the Company’s contractual obligations as of June 30, 2006:

	Payments due by period
Detail	Less than 1 year	1-3 year	3-5 year	More than 5 years	Total
Long-term debt	79,708,030	181,473,157	81,183,936	47,811,298	390,176,421
Purchase obligation	15,171,043	1,935,950	—	—	17,106,993
Other long term obligation	1,556,928	1,464,381	596,937	1,372,287	4,990,533
Total	96,436,001	184,873,488	49,183,585	49,183,585	412,273,946

(1)	Does not include unaccrued interests. The weighted average interest was 8.23%. As of June 30, 2006.

G. Safe Harbor

This section is not applicable.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Composition of the Board of Directors

We are managed by a board of directors. Our by-laws provide that our board of directors will consist of a minimum of eight and a maximum of fourteen full directors and eight to fourteen alternate directors. Currently our board of directors is composed of twelve directors and three alternate directors. Our directors and alternate directors are elected for three-year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

The table sets below shows information about our directors and alternate directors elected at shareholders’ meetings held on October 22, 2004, August 2, 2005, November 29, 2005 and October 31, 2006:

Name	Date of birth (m/d/y)	Position	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2006	2009	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2006	2009	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2004	2007	2001
Oscar P. Bergotto	06/19/1943	Director	2006	2009	1994
Fernando A. Elsztain	01/04/1961	Director	2005	2008	1999
Ricardo Esteves	05/25/1949	Director	2005	2008	2005
Cedric D. Bridges	11/09/1935	Director	2006	2009	2003
Marcos Fischman	04/09/1960	Director	2006	2009	2003
Fernando Barenboim	09/02/1960	Director	2004	2007	2004
Fernando Rubín	06/20/1966	Director	2004	2007	2004
Gary S. Gladstein	07/07/1944	Director	2004	2007	2004
Mario Blejer	07/07/1944	Director	2005	2008	2005
Mauricio Wior	10/23/1956	Director	2006	2009	2006
Juan C. Quintana Terán	06/11/1937	Alternate director	2005	2008	1996
Emilio Cárdenas	08/13/1942	Alternate director	2006	2009	2003
Salvador D. Bergel	04/17/1932	Alternate director	2005	2008	1996

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied economic sciences at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of Alto Palermo, Cresud, Consultores Asset Management and BACS Banco de Crédito & Securitización among others. He is also vice-chairman of Banco Hipotecario, E-Commerce Latina S.A. and BrasilAgro, among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes law firm. He is also vice-chairman of Alto Palermo, the first vice-chairman of Cresud and vice-chairman of Puerto Retiro, Alto Palermo and Fibesa, and a director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A. and BrasilAgro.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. Currently, he is chairman of BrasilAgro, second vice-chairman of Cresud and executive vice-chairman of Alto Palermo and SAPSA. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos and director of Inversora Bolivar, among other companies. He is the brother of Chairman Eduardo S. Elsztain and a cousin of director Fernando A. Elsztain.

Oscar P. Bergotto. Mr. Bergotto has been our chief treasury officer since 1991. He has also worked in various other real estate companies. He is director of Alto Palermo.

Fernando A. Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a family-owned real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Alto Palermo, SAPSA, Hoteles Argentinos and Tarshop and an alternate director of Banco Hipotecario and Puerto Retiro, among others. He is Alejandro Elsztain’s and Eduardo S. Elsztain’s cousin.

Ricardo Esteves. He has a degree in Political Science from the Universidad El Salvador. He was a member of the Board of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox and Supermercados Disco. He was one of the founders of CEAL (Consejo Empresario de América Latina) and is a member of the board of directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

Cedric D. Bridges. Mr. Bridges is qualified as a certified public accountant in the United Kingdom. From 1992 through 1998, he served as chief financial officer of YPF S.A. Mr. Bridges was also financial director of Hughes Tool Argentina, chief executive officer of Hughes Tool in Brazil and Hughes’ corporate vice-president for South American operations. He is also a director of Banco Hipotecario.

Marcos Fischman. Mr. Fischman studied at the Hebrew University of Jerusalem. He is a pioneer in individual and corporate coaching in Argentina. He provides consulting services to businessmen, scholars and artists. Since 1993, he has provided us with consulting services in organizational communication and development.

Fernando Barenboim. Mr. Barenboim studied architecture at Universidad de Buenos Aires. He also attended post-graduate courses in the same university and the UNESCO. He has a master’s degree from the Universidad Católica Argentina. He joined IRSA in 1991 and is manager of the real estate portfolio of Banco Hipotecario and is currently IRSA’s development manager.

Fernando Rubín. Mr. Rubin has a degree in psychology from the Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001, he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for IRSA, director of human resources for Moet Hennessy Louis Vuitton (“LVMH”) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partners-International Management Consultants.

Gary S. Gladstein. Mr. Gladstein has a degree in economics from the University of Connecticut and a master’s degree in business administration from Columbia University. He was operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC.

Mario Blejer. Dr. Blejer obtained a degree from Hebrew University and a Ph.D. from the University of Chicago. He lectured courses at Hebrew University, Boston University and New York University. He has published several articles on macroeconomic and financial stability subjects. He served for twenty years in different departments of the IMF. In 2002, he was appointed chairman of the Central Bank and during 2003 was appointed director of the Center for Studies of Central Banks of the Bank of England.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from the Universidad del Litoral. He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud.

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth, where he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas latinoamericanas (FIEL) and Tzedaka.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from the Universidad of de Buenos Aires. He is a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of Cresud, Banco Hipotecario and Nuevas Fronteras.

Emilio J. Cárdenas. Mr. Cárdenas obtained a law degree from the Universidad de Buenos Aires and a Ph.D. from University of Michigan. He has been a member of our board of directors since 1996. He was chairman of ABRA, founding partner of Cárdenas, Cassagne & Asociados law firm, Argentina’s Permanent Representative to the United Nations, member of United Nations Security Council and is currently a member of the board of directors of HSBC Bank S.A.

Employment Contracts with our Directors

We do not have any employment contracts with our directors.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five directors and one alternative director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Mr. Eduardo S. Elsztain, Mr. Saúl Zang, Mr. Alejandro Elsztain and Mr.Fernando Elsztain as members, and Mr. Oscar P. Bergotto as alternative member. The executive committee meets as needed by the business of the Company, or at request of one or more of its members.

The executive committee is responsible for the management of the day to day business delegated by the Board of Directors in accordance with applicable law and our by-laws. Our by-laws authorize the executive committee to:

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

Supervisory Committee

Our supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our by-laws and resolutions adopted at the shareholders’ meetings. The members of the supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term. The supervisory committee is composed of three members and three alternate members and pursuant to Section 294 of Law No. 19,550, as amended, must meet at least every three months.

The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting, held on October 31, 2006:

Name	Date of birth	Position	Current position held since
José D. Abelovich	07/20/1956	Member	1992
Marcelo H. Fuxman	11/30/1955	Member	1992
Roberto Murmis	04/07/1959	Member	2005
Silvia De Feo	10/07/1958	Alternate member	2003
Sergio Kolaczyk	11/28/1964	Alternate member	2005
Alicia Rigueira	02/12/1951	Alternate member	2006

Set forth below is a brief biographical description of each member of our supervisory committee,

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados/SC

International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Alto Palermo, SAPSA, Hoteles Argentinos and Inversora Bolívar, among other companies.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Alto Palermo, SAPSA and Inversora Bolívar.

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

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires. He is a professional of Abelovich, Polano & Asociados SC International. He is also an alternate member of the supervisory committee of Alto Palermo and Cresud.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados, affiliated with SC International. From 1974 to 1998, Mrs. Rigueira held various positions in the medium size business auditing and consulting departments of Estudio Harteneck, López y Cía, affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the Facultad de Ciencias Económicas de la Universidad de Lomas de Zamora.

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

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA -Centro de Estudios Macroeconómicos Argentinos-) and in the IAE (Universidad Austral). He formerly worked as a senior securities trader in Citibank. He also held several management positions related to investment banking and capital markets at Banco Río (BSCH) and was financial director of the Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of Alto Palermo and Cresud.

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as financial manager from 1986 to 1997. He also worked as a senior consultant in the administration and systems department of Deloitte & Touche. He also serves as chief administrative officer of Alto Palermo and Cresud.

B. Compensation

Compensation of Directors

Under Argentine law, if the compensation of the members of the board of directors and the supervisory committee is not established in the by-laws of a company, it should be determined at the shareholders meeting. The maximum total compensation for the members of the board of directors and the supervisory committee, including compensation for technical or administrative activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased in proportion to the distribution.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine corporation’s law, taking into consideration whether the directors perform technical or administrative activities and our fiscal year’s results, their responsibilities, the amount of time devoted to their functions, their capability, their professional reputation and the market value of the services they perform. Once the amounts are determined, they are considered at the shareholders meeting.

At our shareholders meeting held on October 31, 2006, our shareholders approved the decision to pay compensation of Ps.7.4 million to our board of directors for the services performed in fiscal year ended June 30, 2006.

Under the executive employment agreements entered into with Messrs. Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto, if we terminate any of these executive employment agreements without cause, we will be liable to the relevant executive for two years of compensation.

Compensation of Senior Management

We pay our senior management pursuant to a fixed amount which takes into account their background, skills and experience as well as an annual bonus which varies according to their individual performance and our overall results. The aggregate cash compensation of our senior management for the fiscal year ended June 30, 2006 was Ps. 4.3 million.

Compensation of Supervisory Committee

The shareholders meeting held on October 31, 2006, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Benefit Plans

Voluntary compensation plan for key employees

The Company is planning to start during fiscal year 2007 a special compensation plan for its key managers (the “Plan”) by means of contributions to be made by the employees and by the Company.

The Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions.

Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2,5% of their monthly salary and up to 15% of their annual bonus.

This Plan is intended to improve the compensation benefits of the key management employees who are encouraged to increase his/her compensation package by getting an extraordinary reward at the end of the Plan for those who have met certain conditions mentioned below.

Our contribution will be 200% of the employees´ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds arising out of the Participants’ contributions will initially flow to a special independent vehicle created and located in Argentina as a Common Investment Fund (Fondo Común de Inversión) to be approved by the Comisión Nacional de Valores (CNV). The Plan will fulfill all the Argentine requirements for this type of instruments. Such funds (including the rents derived thereof) will be freely redeemable upon request of the participants.

Funds arising out of our contributions under the Plan will flow to another separate and independent vehicle (e.g., a trust fund).

Participants or their assigns, as the case may be, would have access to 100% of the benefits of the Plan (that is, the Company’s contributions made on their behalf to the specially created vehicle) under the following circumstances:

☐	ordinary retirement in accordance with applicable labor regulations;

☐	total or permanent incapacity or disability;

☐	death.

In case of resignation or termination without good cause, the manager will get the amounts arising out of the Company’s contribution only if he or she has participated in the Plan for at least 5 years.

C. Board Practices

Benefits upon Termination of Employment

Under the Executive Employment Agreements entered into with Messrs. Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto, if we terminate the Executive Employment Agreements without cause, we will be liable to the relevant executive for two years of compensation.

Audit Committee

Pursuant to the System governing the Transparency of Public Offers established through Decree 677/01, the rules of the CNV, Resolution No. 400 and 402, the board of directors established that the Audit Committee shall be a committee of the board of directors. The main function of the Audit Committee is to assist the board of directors in performing its duty of exercising due care, diligence and competence in issues relating to our company, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

The Audit Committee must meet at least once a year.

On May 27, 2004, the board of directors officially notified the CNV of the establishment of the Audit Committee, as required by article 15 of the Regime for Transparency in Public Offering approved by Decree 677/01 and section 13 of Resolution 400/2002. The current members of the Audit Committee are: Mario Blejer, Cedric D. Bridges and Ricardo Esteves.

In accordance with Decree 677/01 and with the Regulations of the CNV our Audit Committee is conformed by three directors, two of which are required to be independent directors under Argentine Law Standards. The NYSE Regulations establish that as of July 31, 2005, foreign companies listing securities in the United States must have an Audit Committee fully formed by independent directors.

Therefore, our board of directors appointed three independent members, Messrs. Mario Blejer (independent), Cedric Bridges (independent) and Ricardo Esteves (independent), to form Audit Committee at the board of directors meeting held on December 21, 2005.

Pursuant to Resolution No. 400/2002 of the CNV, a director will be considered independent if he or she does not possess any of the following characteristics:

•	Dependency on shareholders having a “significant stake” in the company, or being a director of another company where said shareholders, directly or indirectly, hold a “significant stake”, or where said shareholders have significant influence;

•	Being employed by the company, or having been employed by the company during the three previous fiscal years;

•	Maintain a business relationship with, participate in a professional association that maintains a business relationship with, or receive honoraries or fees from (other than compensation received for acting as director for the company) from the company or any shareholder that, directly or indirectly, holds a significant stake in the company;

•	Directly or indirectly holding a “significant stake” in the company, or in a company holding a “significant stake” in the company or possessing significant influence over the company;

•	Directly or indirectly providing goods or services to the company, or to shareholders, directly or indirectly, holding a “significant stake” in the company or having a significant influence over the company, which is substantially greater than the fees received as compensation for serving as a director for the company;

•	Being married to, or a blood relative up to the fourth degree or an in-law relative up to the second degree of, a person that, were she or he to be a director, would not be in independent.

Resolution No. 400/2002 defines “significant stake” as holding at least 35% of the company’s equity, or a lesser percentage in those cases where the shares held entitle a shareholder to appoint more than one director per share class, or where an agreement with other shareholders exists regarding the governance or administration of the issuer or its controlling company. “Significant influence” has the meaning set forth by Argentine professional accounting rules.

Compensation of Audit Committee

The members of the Audit Committee do not receive additional compensation to the one received for their services as members of the board of directors

D. Employees

As of June 30, 2006, we had 3,154 employees, an 37.8% increase over the 2288 employees we had as of October 31, 2005. Our employees are not represented by any union other than our hotel workers who are members of Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina (UTHGRA). We have not experienced a strike or significant work stoppage in the last ten years and believe that our relations with our employees are good.

The following table sets forth the number of employees in our various businesses as of June 30, 2006:

	Argentine Real Estate (1)	Shopping Centers (2)	Hotels (3)	Telecommunication (4)	Credit Cards (5)	Total
As of June 30, 2002	150	600	618	45	226	1,639
As of June 30, 2003	140	605	628	51	222	1,646
As of June 30, 2004	129	681	688	51	390	1,939
As of June 30, 2005	154	872	497	75	556	2,518
As of June 30, 2006	185	966	1,024	0	979	3,154

(1)	Argentine Real Estate includes IRSA, Inversora Bolívar, Baldovinos, Madero, Libertador 498
(2)	Starting June 2000, Shopping Centers includes Altocity (e-commerce) and does not include Mendoza Plaza
(3)	Hotels includes Intercontinental, Sheraton, Libertador and Llao Llao
(4)	Telecommunications include Red Alternativa and Alternative Gratis
(5)	Credit Cards include Tarshop

E. Share Ownership

Share Ownership by Directors, Members of the Executive Committee, Members of the Supervisory Committee and Senior Management.

Supervisory Committee and Senior Management.

The following tables set forth the amount and percentage of our shares beneficially owned by our directors, as of September 30, 2006.

		Share Ownership
Name	Position	Number of Shares		Percentage(*)
Eduardo S. Elsztain	Chairman, member of the executive committee and Chief Executive Officer	122,549,121	(1)	33.3%

Saúl Zang	First Vice-Chairman and member of the executive committee	703		0.00%

Alejandro G. Elsztain	Second Vice-Chairman and member of executive committee	114,205		0.02%

(1)	Includes (i) 116,305,767 shares of common stock owned by Cresud (by reason of his position with Cresud, he may be deemed to own all of our common stock shares held for the account of Cresud) and (ii) 6,243,354 shares of common stock beneficially owned by IFISA. The number of shares beneficially owned will be 214,709,325 in case of full conversion of the notes and warrants issued pursuant to 35,592,661 units.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares and all our directors and officers as a group.

	Share Ownership as of November 30, 2006
Shareholder	Number of Shares	Percentage
Cresud (1)	116,305,767	26.5%
IFISA (2)	6,243,354	1.4%
Directors and officers including Eduardo. Elsztain (3)	124,100,329	28.3%
Directors and officers excluding Eduardo. Elsztain (4)	1,153,208	0.3%
Argentine pension funds in the aggregate (5)	21,252,321	4.8%

Total	269,054,979	61.3%

(1)	Eduardo S. Elsztain is the beneficial owner of 35,467,651 shares of Cresud, representing 16.0% of its total share capital. As a result of his 16.0% in interest in Cresud, Mr. Elsztain has an 8.8% indirect economic interest in us. Although Mr. Elsztain does not have a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his influence at such company, he would be the beneficial owner of 16.0% of our shares (without taking into account his indirect interest in us through IFISA).

(2)	Eduardo S. Elsztain is the Chairman of the board of directors of IFISA and is the beneficial owner of shares representing 23.8% of its capital stock. If Mr. Elsztain were to be considered the beneficial owner of IFISA due to his influence at such company, he would be deemed to be the beneficial owner of an additional 1.4% of our shares (without taking into account his indirect interest in us through Cresud).
(3)	Including the 122,549,121 shares beneficially owned by Mr. Eduardo Elsztain through Cresud and IFISA if he is considered the beneficial owner of both such companies.
(4)	Excluding the 122,549,121 shares beneficially owned by Mr. Eduardo Elsztain through Cresud and IFISA if he is considered the beneficial owner of both such companies.
(5)	Based on estimates from the Superintendence of AFJP (“Administradora de Fondos de Jubilaciones y Pensiones”). None of the pension funds individually own more than 4.8% of our common stock. The highest percentage owners of the shares are Consolidar with approximately 1.2%, Met with approximately 1.0% and Orígenes with approximately 0.9%.

Cresud is a leading Argentine producer of basic agricultural products. Cresud’s shares began trading on the Buenos Aires Stock Market on December 12, 1960, under the trading symbol “CRES” and on March 1997 its American Depositary Shares (ADSs) began trading on the Nasdaq Stock Market under the trading symbol “CRESY.” Cresud’s market capitalization as of June 30, 2006, was US$298,257,350.25. The number of shares beneficially owned by Mr. Elsztain would increase to 217,186,147 upon full conversion of our convertible notes and warrants.

As of September 30, 2006, Cresud owned US$12.0 million of our convertible notes and US$33.0 million of our warrants. Assuming Cresud converts all such convertible notes and exercises all such warrants, its shareholding in us would increase from 26.6% to 38.2% (assuming no such conversion or exercise by any of the other holders of our convertible notes or warrants) or 34.3% (assuming all of our outstanding convertible notes and warrants are converted or exercised, as appropriate, by the other holders thereof).

Parque Arauco is a significant shareholder in our subsidiary Alto Palermo. Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of November 30, 2006, there were approximately 31,173,374 Global Depositary Shares (representing 311,733,740 of our common shares, or 71.1% of all of our outstanding shares) held in the United States. Additionally, as of such date, there were approximately 53 registered holders represented by American Depositary Shares in the United States.

On October 15, 2002, we initiated a preemptive rights offering of rights to subscribe for 100,000,000 units consisting of US$100.0 million of 8% Convertible Notes due 2007 and non-detachable warrants to purchase shares of our common stock. The Convertible Notes may be converted into shares of our common stock at an exercise price of US$ 0.545. Existing shareholders have subscribed through the exercise of their preemptive rights for US$ 66.7 million and they have exercised their accretion rights for US$ 10.7 million, amounting to a total of US$ 77.4 million. During the allocation of the remainder new investors have subscribed the remaining 22.6 million units completing the US$ 100 million offering.

As of November 30, 2006, the number of Convertible Notes outstanding amounts to US$ 27,056,415, the number of warrants currently outstanding amounts to 49,498,311, while 438,504,274 of our shares are outstanding.

As of November 30, 2006 our directors and senior officers controlled, directly or indirectly, approximately 28.3% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. Related Party Transactions

Free space for Fundación IRSA

On October 31, 1997, our shareholders approved the execution of an agreement granting Fundación IRSA the free right to use 3,800 square meters of constructed area in the Abasto Shopping Center for a 30-year period.

Moreover, on November 29, 2005, our shareholders approved the execution of an agreement granting Fundación Museo de los Niños, the free right to use approximately 2,670.11 square meters of constructed area in the Shopping Rosario for a 30-year period.

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Our Chairman Eduardo S. Elsztain is also the Chairman of IRSA. Fundación IRSA has used the available area to house a museum called “Museo de los Niños, Abasto”, an interactive learning center for both children and adults which was opened to the public in April 1999. On September 27, 1999 Fundación IRSA assigned and transferred for free, the Museo de los Niños, Abasto’s total rights and obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a charitable non-profit organization created by the same founders of Fundación IRSA and has the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the developments of “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario”. On October 29, 1999, our shareholders approved the assignment of “Museo de los Niños, Abasto” agreement to Fundación Museo de los Niños, and on December 12, 2005, the agreement granting the free right to use of the space designated for “Museo de los Niños, Rosario” was signed.

During the fiscal years ended June 30, 2004, 2005 and 2006 we made unconditional promises to give money to Fundación IRSA amounted our donation to Ps. 2.4 million, Ps. 4.0 million and Ps. 2.5 million, respectively. These donations are paid in the subsequent year. On June 30, 2006 donations related to fiscal year 2006 have not yet been paid.

We increased our investment in Banco Hipotecario S.A., in fiscal year 2004

Several of our directors are also directors of Banco Hipotecario.

On December 30, 2003, we purchased 4,116,267 shares of Banco Hipotecario at US$2.3868 per share and 37,537 warrants at US$33.86 each with the right to purchase 3,753,700 additional shares. We paid US$11.1 million for such securities. On February 2, 2004, we exercised a substantial portion of the warrants acquired. As a result, we acquired 4,774,000 shares of Banco Hipotecario for a total consideration of Ps.33.4 million. During the last quarter of fiscal year 2004, we sold 2,487,571 shares of Banco Hipotecario to IFIS Ltd. (indirect shareholders) for a total consideration of US$6.1 million (market value equivalent to Ps.7.0 per share). We recognized a loss in connection with the sale amounting to Ps.1.6 million. See Note 3.c. to our Consolidated Financial Statements for details on the accounting for this investment.

As of September 30, 2006, we owned directly and indirectly Class D shares representing 11.8% of Banco Hipotecario and currently affording us the right to cast 18.36% of the total votes that may be cast at a shareholders’ meeting of Banco Hipotecario. As of September 30, 2006, we and other companies affiliated with our chairman, Eduardo Elsztain (including IFIS Ltd.), owned in the aggregate Class D shares representing 13.7% of Banco Hipotecario’s shares, currently affording us and such other affiliated companies the right to cast, in the aggregate, 21.4% of the total votes that may be cast at a shareholders meeting and to nominate 6 of Banco Hipotecario’s 12 directors.

Purchase of IRSA shares and notes by IFISA

IRSA Convertible Notes

In September 2005, 2.0 million IRSA Convertible Notes were sold.

On October 18, 2005 Refco filed for Chapter 11 bankruptcy protection and informed of a deal to sell its brokerage business to private investors. In connection therewith, IFISA acknowledged that Refco had disputed the ownership of its account assets.

IFISA had an equity financing with Refco, dated August 10, 2005. 0.86 million Cresud ADRs and 2.5 million IRSA Convertible Bonds were placed as a collateral.

On July 17, 2006, IFISA has duly asserted the Proof of Claim against Refco for a total amount of $10.8 million.

On October 10, 2006, Marc S. Kirschner as the chapter 11 Trustee of Refco (the “Trustee”), informed the customers that he is planning to liquidate substantially all of the Refco securities portfolio, by soliciting bids from multiple independent/dealers and by other means consistent with good market practice. The Trustee may also elect to solicit additional bids from former Refco customers for particular securities, provided however, that neither the Trustee nor Refco shall have any obligation to contact IFISA when selling the above mentioned securities.

In timely manner, IFISA expressed its willingness to acquire the securities that were formerly in IFISA´s account at REFCO that include 2.5 million IRSA Convertible Notes and 0.86 million of Cresud ADRs. Between October 2006 and November 2006, IFISA purchased 3.2 million IRSA Convertible Notes including 2.5 million IRSA Convertible Notes, which were purchased from Refco Trustee at the prevailing market price.

IRSA Shares

During the fiscal year ended on June 30, 2006, IFISA’s net sales amounted to 1.0 million IRSA common shares.

From July 1, 2006 to November 30, 2006, IFISA’s net purchases amounted to 2.5 million IRSA common shares..

As of November 30, 2006, IFISA owned 6.2 million of IRSA’s common shares, representing 1.4% of total outstanding shares and 3.3 million IRSA Convertible Notes, representing 12.2% of total outstanding Convertible Notes. On a fully diluted basis, considering the full conversion of outstanding convertible notes and the full exercise of the warrants, total ownership of IFISA in IRSA was 3.2% as of November 30, 2006.

Issuance of Convertible Notes by Cresud

On October 15, 2002, Cbresud launched an offering of 50,000,000 units of 8% convertible notes due 2007 amounting to US$50.0 million, and of non-detachable warrants for the purchase shares of its common stock, both containing preemptive rights. The offering was fully subscribed and the funds have already been received by Cresud. Proceeds of the offering were applied to subscribe US$50.0 million of our convertible notes.

As of August 31, 2006, 26.7% of our common shares was held by Cresud. In addition, Cresud held US$12.0 million in our Convertible Bonds and 33.0 million of our warrants. In the event that Cresud exercised its conversion rights and exercised the warrants, and that none of the other holders exercised such rights, Cresud would hold up to 38.3% of our common shares. If all the shareholders exercised their conversion rights and Cresud exercised its own rights, Cresud would hold 34.3% of our common shares.

Purchase of our shares and convertible notes by Cresud

During November and December 2002, Cresud purchased 49.7 million Convertible Notes issued by us and during July and November 2003, Cresud purchased an additional 0.25 million Convertible Notes.

In May 2004, Cresud decided to exercise their option to convert 5.0 million aggregate principal amount of our Convertible Notes. As a result of this conversion, Cresud has received 9.2 million of our common shares.

In July 2004, Cresud purchased 0.35 million of convertible notes issued by us for US$ 0.5 million.

On September 30, 2004, Cresud exercised 5.0 million of its Warrants for 9.2 ordinary shares at a total cost of US$ 6 million.

In February 2006 and April 2006, Cresud purchased 5.0 million and 16.0 million of convertible notes issued by us for 9.2 million and 29.3 million ordinary shares.

As of November 30, 2006 Cresud owned 28% of our common shares.

Lease of our Headquarters

Our headquarters are located at Bolivar 108, 1st floor, City of Buenos Aires. We have leased this property from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, and from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and several of his relatives. A lease agreement was signed between us, Alto Palermo, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease establishes a term of 120 months and monthly rental payments of Ps.8,490. IRSA, Alto Palermo and Cresud each pay one-third, or Ps.2,830, of such rent.

Corporate Services Rendered to Alto Palermo and Cresud

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003, by the Company, Cresud and Alto Palermo (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

On the basis of this program, the Parties entered into the Shared Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party maintains its own strategies, commercial independence, records and accounting systems. This agreement does not adversely affect internal control systems or external audit tasks. Each Party continues to have separated assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program and Mr. Abraham Perelman was appointed as the program’s manager. The main duties to be performed under this project are (a) monitoring the implementation of the project in accordance with the agreement; (b) reviewing the billing report of each party on a monthly basis to analyze and check it against the provisions of the agreement, and –in the event of discrepancies or deviations – preparing a report to submit to the General Coordinator, and the Parties’ boards of directors and (c) assessing, on a permanent basis, the results derived from the project’s implementation and suggesting changes to the General Coordinator in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

In the future and in order to continue with our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with Alto Palermo and Cresud.

Our chairman is also the chairman of Cresud and Alto Palermo and our vice-chairman is also the vice-chairman of Cresud and Alto Palermo.

We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market for agreements between unaffiliated parties. The Shared Services Agreement was disclosed in Form 6-K on July 1, 2004.

Office Space Lease

In December 2003, Alto Palermo, Fibesa S.A. (a wholly owned subsidiary of Alto Palermo) and Cresud leased their administrative headquarters in the Intercontinental Plaza tower, located at Moreno 877, City of Buenos Aires, from our subsidiary Inversora Bolívar S.A. The lease agreements’ initial term is 60 months, subject to an optional extension for 36 additional months. Alto Palermo, Fibesa S.A. and Cresud pay a monthly rent of US$0.011 million, US$0.003 million and US$0.003 million, respectively, to Inversora Bolivar S.A.. In addition, IRSA, Cresud and Alto Palermo split between them the rent for the twenty-fourth floor of the above mentioned building, which amounts to US$ 0.003 million per month.

Tarshop S.A., a company which is 80% owned by Alto Palermo, leases the second floor of the Intercontinental Plaza tower from Inversora Bolivar S.A. for a monthly rent of US$0.004 million. In addition, Tarshop S.A. leases from IRSA floors five and seven of the building located at Suipacha 664 for a monthly rent of US$ 0.007 million.

Legal Services

During the fiscal years ended June 30, 2006, 2005 and 2004 we paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.1.9 million, Ps.1.1 million and Ps.1.4 million, respectively, as payments for legal services. Our director, Saúl Zang, and our alternate director, Salvador D. Bergel, are partners of this law firm. Juan C. Quintana Terán, our alternate director, is of counsel of this law firm. Ernesto Manuel Viñes, partner of the firm, is a member of the board of directors of our subsidiary Banco Hipotecario.

Dolphin Fund

Since 1996, we have invested in Dolphin Fund Plc, an open-ended investment fund which is related to our director Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to our net gain on holding Dolphin Fund Plc. for the years ended June 30, 2006, 2005 and 2004 are Ps.2.5. million, Ps.16.3 million and Ps.4.4 million, respectively.

Donations to Fundación IRSA and Museo de los Niños

During the fiscal years ended June 30, 2006, 2005 and 2004, we made donations to two charitable institutions, namely Fundación IRSA and Fundación Museo de los Niños, for a total amount of Ps.4.3 million, Ps.4.1 million and Ps.2.4 million, respectively. Eduardo S. Elsztain is Chairman of the two above mentioned institutions.

Options to Purchase Shares of Altocity.Com

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

On October 24, 2006 Alto Palermo acquired 808,354 outstanding ordinary shares of E-commerce Latina S.A. and 11 outstanding ordinary shares of Altocity.com S.A. for a total amount of Ps.85,876, which were fully paid. Such agreement is subordinated to the approval of the National Commission for the Defense of Competitiveness.

Through this operations, Alto Palermo has obtained total share control of E-Commerce Latina S.A.

Convertible Notes of Alto Palermo

At a noteholders’ meeting held on May 2, 2006, Alto Palermo’s noteholders unanimously approved an extension on the maturity date of Alto Palermo’s series I convertible notes in a principal amount of US$50 million. The convertible notes’ original four year term from their date of issuance on June 19, 2002 was extended to a new maturity date on July 19, 2014.

On September 30, 2006, the outstanding principal amount of convertible notes was US$47,227,934. If all the holders of Alto Palermo’s convertible notes were to exercise their conversion rights, the amount of Alto Palermo’s shares outstanding would be increased to 782,064,214. On September 30, 2006, we owned US$31,738,262 worth of convertible notes.

Loan agreements with members of the Senior Management of Banco Hipotecario S.A

As of November 30, 2006 several members of the Senior Management of Banco Hipotecario S.A. had loan agreements with the bank for a total amount of Ps. 341,061.22 with an average interest rate of 11%

C. Interests of Experts and Counsel

This section is not applicable

ITEM 8. Financial information

A. Consolidated Statements and Other Financial Information

See Item 18 for our Consolidated Financial Statements.

Legal or Arbitration Proceedings

Legal Proceedings

Set forth below is a description of certain material legal proceedings to which we are a party. We are not engaged in any other material litigation or arbitration and no other material litigation or claim is known to us to be pending or threatened against us or our subsidiaries. Nevertheless, we may be involved in other litigation from time to time in the ordinary course of business.

Puerto Retiro

On November 18, 1997, in connection with our acquisition of our subsidiary Inversora Bolívar (Perez Companc´s real estate subsidiary), we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock.

On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine Federal Government seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”).

In 1991, Indarsa had purchased 90% of Tandanor, a formerly government owned company, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993 Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina.

The Argentine Government sustains the Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result of this, , through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and persons. In particular, the Argentine Government has requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

On April 18, 2001, the trial began, and a measure prohibiting our disposition of this plot of land is still in effect. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps. 46.5 million as of June 30, 2006, would be lost. As of September 30, 2006, we had not established any reserve in respect of this contingency.

Llao Llao Holding S.A.

Llao Llao Holding S.A. purchased Hotel Llao Llao in November, 1997, from the National Parks Administration. Llao Llao Holding S.A., the predecessor of Llao Llao Resorts S.A., was sued in 1997 by National Parks Administration to collect the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$2.87 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$2.87 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March 2, 2004, we deposited a payment of Ps.7.19 million with Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and deposited Argentine sovereign debt securities class FRB - FRB L+13/16 2005 having a total principal amount of US$4.12 million. The total amount paid on that date was Ps.9.15 million.

On June 30, 2004, the plaintiff filed a brief rejecting our payment as a partial payment and requested that the court determine when final payment of the total debt should be paid. The trial court pesified the sum outstanding of plaintiff’s credit to us and the plaintiff appealed this decision. The court of appeals ruled in favor of the plaintiff maintaining the sum due was payable in U.S. Dollars. We have appealed this decision but the appellate court declared it inadmissible. We appealed before the Federal Supreme Court and the final decision is still pending.
As of June 30, 2006, we had established a reserve in the amount of Ps.4.5 million which we determined by calculating the difference between the amount claimed for compensatory and punitive interest (US$3.8 million) and the amount we have deposited in favor of the National Parks Administration (Ps7.19 million). In addition, as of such date we had established an additional reserve of Ps.1.9 million to cover our possible liability for the fees of the plaintiff’s attorneys.

Neuquén Project

On July 6, 1999, Alto Palermo acquired 94.6% ownership of Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps.4.2 million. Shopping Neuquén’s sole asset is a plot of land of approximately 50,000 square meters on which we seek to build a shopping center. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex, none of which have begun. Alto Palermo paid Ps.0.9 million on September 1, 1999, and the remaining Ps.3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. Alto Palermo did not pay the balance of the purchase price, and on August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against Alto Palermo seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs. In September 2003, Alto Palermo answered the complaint and raised several defenses including, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. Alto Palermo also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to Alto Palermo’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus Alto Palermo’s contract readjustment claim was inadmissible. The matter is currently subject to appeal, as the ruling of the trial court was appealed by both former shareholders of Shopping Neuquén and Alto Palermo. If we cannot reach agreement with the former owners of Shopping Neuquén, Alto Palermo would be compelled to pay the sum the court determines. As of September 30, 2006, the Ps.3.3 million deferred balance of the purchase price remains unpaid.

Legal issues with the Municipality of Neuquén

In June 2001, Shopping Neuquén filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already made by Shopping Neuquén would be lost and passed on to the Municipality of Neuquén, leaving Shopping Neuquén with no right to compensation.

On January 21, 2003, Shopping Neuquén submitted its response to the Decree 1437/02 requesting its revocation and requesting permission to submit a new construction timetable. The Municipal Executive issued Decree 585/2003 rejecting these requests. On June 25, 2003, Shopping Neuquén filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén had expired. The decision, however, is not final. Alto Palermo filed an appeal, but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible Alto Palermo will file an appeal directly with the Federal Supreme Court.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new time table to implement the commercial and housing project. In addition, Shopping Neuquén will be empowered to transfer to third parties further subdivisions of the plot of land owned by Shopping Neuquén, provided that the plot to be transferred is not the one in which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disproved by the City Council, such agreement will be void.

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

Dividend Policy

Pursuant to Argentine law, distribution and payment of dividends to shareholders are permitted only if they arise from our realized net earnings pursuant to annual financial statements approved by our shareholders. The Board of Directors may declare interim dividends, in which case, all board members and members of the Supervisory Committee would be jointly and severally responsible for the return to us of the sum disbursed as dividends, if at the end of the fiscal year in which interim dividends were paid the realized liquid profits were insufficient to permit the payment of such dividends. The declaration, amount and payment of dividends must be approved at our annual ordinary shareholders meeting. That approval requires the affirmative vote of the majority of the shares entitled to vote represented at the shareholders’ meeting. Considering their relative ownership interests in our capital stock, our main shareholders have the power to significantly influence the election of the members of the Board of Directors and the approval, amount and payment of dividends. This power is, however, subject to Argentine legal requirements and to our by-laws.

The Board of Directors submits our annual report and financial statements for the previous fiscal year, together with the Supervisory Committee reports, for approval at our annual ordinary shareholders’ meeting. The annual ordinary shareholder’s meeting, called to approve the annual report and financial statements and to determine the distribution of our net income for the year, must be held prior to October 31 each year. Pursuant to Argentine laws governing corporations and to our by-laws, liquidated and realized profits of each fiscal year shall be distributed as follows:

•	5% to a legal reserve fund, up to 20% of our capital stock;

•	an amount determined at the shareholders’ meeting is allocated to compensation of our directors and members of the Supervisory Committee;

•	dividends, and additional dividends to preferred shares, if any, and

•	optional reserve funds, contingency reserves, a new account, or whatever purpose the shareholders’ meeting determines.

According to rules issued by the CNV, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

Under our US$51 million Unsecured Loan Agreement, we cannot pay dividends or make any distribution or repurchase of debt or shares (except for restricted payments from our subsidiaries to our company) unless no event of default shall have occurred and be continuing or would occur as a consequence thereof, and no breach of the financial covenants shall have occurred in the calculation period immediately preceding the proposed date of such restricted payment. Our secured floating rate notes due November 2009 contain the same restrictions on the payment of dividends.

Although our shareholders decided at our October 31, 2006 shareholders’ meeting that we would not pay a dividend at this time, we are likely to resume dividend payments in the near future.

The table that follows presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date. See “Exchange Rates”.

Year declared	Cash dividends(1)	Stock dividends(1)	Total per share
	(Pesos)	(Pesos)	(Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—
2006	—	—	—

(1)	Corresponds to per share payments.

B. Significant Changes

Conversion of Notes

As of November 30, 2006, the holders of our Convertible Notes exercised their conversion rights. The total number of notes converted were 72,943,585 with a face value of US$ 1 each in exchange for 133,841,391 shares with a face value of Ps.1 each. Also warrants issued by our company were exercised for a total of 50,501,689 face value, resulting in the issuance of 92,663,610 shares. Total proceeds from this transaction were US$ 60,611,271 million.

As of November 30, 2006, the number of Convertible Notes currently outstanding amounted to 27,056,415. The number of warrants currently outstanding amount to 49,498,311, while 438,504,274 of our shares are outstanding.

Repayment of third principal payment and interest payment under the Secured Notes and Unsecured Loan.

In the month of August 2006, the third principal payment was made under the Secured Notes, or US$ 0.93 million and under the Unsecured Loan for US$ 0.58 million, resulting in a residual nominal amount of US$ 30.84 million and US$ 19.0 million, respectively. In addition, interest payments of US$ 0.58 million and US$ 0.36 million, respectively, were made.

Amendment of certain terms and conditions of the indebtedness.

On August 2, 2006, two agreements were executed for the purpose of amending certain terms and conditions in the Company’s indebtedness agreements, Secured Notes and Unsecured Loan. The amendments mentioned, that came into orce as from July 17, 2006 and mainly provide the Company with higher operating and financial flexibility, come as a result of obvious improvements in the Company’s financial condition and the extraordinary recovery in the Argentine macroeconomic context.

Upgrading in the risk rating of our US$ 250 Million Global Note Program (with 30.8 million still outstanding).

In August 2006, Fitch Argentina Calificadora de Riesgo S.A. rating company upgraded the rating of our US$ 250 Million Global Note Program from BB+ (Arg) to BBB (Arg). In this manner, IRSA has reached Investment Grade once again at the local level.

The upgrade is based on the positive evolution shown by the various businesses in which the Company is engaged and in the favorable prospects for the real estate sector in the medium term. This translates into an expected increase in IRSA’s cash flows, both in those generated directly by office rentals and the sales and development segment and in those received from its share in the robust business of shopping centers through its controlled company Alto Palermo. In addition, the upgrade in the rating is also based on the low level of indebtedness in relation to the assets held by the Company.

Acquisition of Palermo Invest S.A. stock from GSEM/AP Holdings L.P.

On October 4, 2006, we acquired from GSEM/AP Holdings L.P. 26,083,596 Class B voting shares of Palermo Invest S.A. for a total price of US$18.0 million. We paid US$9.0 million at the time of the acquisition and will pay the balance in three installments of US$3.0 million due October 2007, 2008 and 2009, together with interest at 9% per annum. As a result, we now own 100% of Palermo Invest, directly and indirectly. Palermo Invest’s main asset is its 99.99% equity investment in Inversora Bolívar S.A., through which it carries out business activities in our Offices and Other Non-Shopping Center Rental Properties, Sales and Developments, Land Reserves and Hotels segments. In the Offices and Other Non-Shopping Center segment, Palermo Invest is the indirect owner of the Intercontinental Plaza, a 24-floor building, located in downtown Buenos Aires. In the case of our Sales and Developments and Land Reserves segments, Palermo Invest owns land reserves in the City of Buenos Aires and in the Province of Buenos Aires, including Abril, Puerto Retiro and Pereiraola.

Nuevas Fronteras capital reduction.

On August 25, 2006, the General Shareholders’ Meeting of our subsidiary Nuevas Fronteras., owner of the Intercontinental hotel, resolved to reduce its cash stock capital by Ps.17.0 million, down from Ps.92.0 million to Ps.75.0 million.

Therefore, it was resolved to distribute and make available to the shareholders an amount of Ps.17.0 million, or its dollar equivalent at an exchange rate of Ps.3.10 per dollar, according to the respective interest percentages held by them.

Creation of Global Note Program.

The General Ordinary Shareholders’ Meeting, held on October 31, 2006, approved by majority vote the creation of a Global Program for the issuance of unsecured, unconvertible Notes for a principal amount of up to US$ 200 million or its equivalent in other currencies, in accordance with the provisions of Argentine Law No. 23,576 (Negotiable Obligations Law) as amended and supplemented.

Alto Palermo – Acquisition of Córdoba Shopping.

On July 7, 2006, our shopping center subsidiary Alto Palermo entered into an agreement with Grupo Roggio to start a process that will conclude in the transfer to Alto Palermo of all the shares of Empalme S.A., owner of Shopping Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center that has a total area of 35,000 sq.m., with 160 shops, 12 cinemas and parking space for 1,500 vehicles, and is located in the Villa Cabrera neighborhood of the City of Córdoba.

On December 18, 2006 the transaction was approved and consummated by the Antitrust Agency through Resolution SCI N° 67 of the Secretary of Commerce. This investment will be an opportunity for Alto Palermo to grow in the shopping center segment, in line with its strategy of expanding and gaining foothold in the main markets of the Argentine provinces.

Alto Palermo – Distribution of dividends and creation of Global Note Program.

The General Ordinary Shareholders’ Meeting of our subsidiary Alto Palermo, held on October 31, 2006, approved by majority vote the distribution of a cash dividend in the amount of Ps.47.0 million and the allocation of Ps.2.2 million to the legal reserve. In addition, the meeting approved the creation of a Global Program for the issuance of unsecured, unconvertible Notes for a principal amount of up to US$ 200 million or its equivalent in other currencies, in accordance with the provisions of Law No. 23,576 (Negotiable Obligations Law) as amended and supplemented.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our securities are listed

Our common shares are listed on the BCBA and our Global Depositary Shares on the NYSE.

As of November 30, 2006, holders of our Convertible Notes exercised their conversion rights for the total of 72,943,585 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 133,841,391 with a face value of Ps.1.0 each.

As of November 30, 2006, 50,501,689 warrants were exercised resulting in cash inflow of US$ 60,611,271 million and the issuance of 92,663,610 shares with a face value of Ps. 1 each.

As of November 30, 2006, the number of Convertible Notes outstanding amounted to 27,056,415 the number of warrants outstanding amounts to 50,501,689, while the number of our outstanding shares were 438,504,274.

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

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “IRSA”. The shares began trading on the Bolsa de Comercio de Buenos Aires on the year 1948. The following table shows, for the periods indicated, the high and low closing sales price of our common shares on the Bolsa de Comercio de Buenos Aires. On November 30, 2006, the closing price for our common shares on the Bolsa de Comercio de Buenos Aires was, approximately, Ps 4.9 per share.

	Pesos per Share
Fiscal Year	High	Low
2006	4.20	3.34
2005	5.05	1.99
2004	3.40	1.88
2003	2.88	1.44
2002	1.88	0.58
2001	2.23	1.30

	Pesos per Share
Fiscal Quarter	High	Low
2006
4th quarter	4.20	3.35
3rd quarter	4.13	3.35
2nd quarter	3.79	3.35
1st quarter	3.67	3.34

2005
4th quarter	3.80	3.22
3rd quarter	5.05	3.22
2nd quarter	3.43	2.38
1st quarter	2.42	1.99

2004
4th quarter	2.85	1.88
3rd quarter	3.40	2.62
2nd quarter	3.32	2.58
1st quarter	2.70	2.09

2003
4th quarter	2.88	2.32
3rd quarter	2.53	1.82
2nd quarter	2.25	1.75
1st quarter	2.20	1.44

	Pesos per Share
Month	High	Low
November (Fiscal Year 2007)	4.925	4.06
October (Fiscal Year 2007)	4.53	4.00
September (Fiscal Year 2007)	3.96	3.65
August (Fiscal Year 2007)	3.72	3.50
July (Fiscal Year 2007)	3.59	3.26
June (Fiscal Year 2006)	3.70	3.35

Source: Bloomberg.

Price history of our stock on the NYSE

Our Global Depositary Shares, each representing 10 common shares, are listed and traded on the NYSE under the trading symbol “IRS”. The Global Depositary Shares began trading on the NYSE on December 20, 1994 and were issued by the Bank of New York, Inc., acting as Global Depositary Shares Depositary. It should not be assumed, however, that the Global Depositary Shares will actually trade at a multiple of 10 times the price per common share. The following table shows, for the periods indicated, the high and low closing sales price of the Global Depositary Shares on the NYSE. On June 30, 2006, the closing price of our Global Depositary Shares on the NYSE was US$16.35.

	U.S. Dollar per Global Depositary Shares
Fiscal year	High	Low
2006
2005	17.10	6.63
2004	11.62	6.50
2003	10.36	3.86
2002	16.08	3.66

	U.S. Dollar per Global Depositary Shares
Fiscal Quarter	High	Low
2006
4th quarter	13.92	10.73
3rd quarter	13.33	10.79
2nd quarter	12.57	11.10
1st quarter	12.99	11.80

2005
4th quarter	12.84	11.12
3rd quarter	17.10	11.00
2nd quarter	11.43	8.11
1st quarter	8.12	6.63

2004
4th quarter	9.98	6.50
3rd quarter	11.62	9.01
2nd quarter	11.60	8.65
1st quarter	9.55	7.10
	12.84	11.12

	U.S. Dollar per Global Depositary Shares
Month	High	Low
November (FY 2007)	16.31	13.22
October (FY 2007)	14.64	13.00
September (FY 2007)	12.86	11.77
August (FY 2007)	12.15	11.32
July (FY 2007)	11.57	10.59
June (FY 2006)	12.02	10.73

Source: Bloomberg.

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

The CNV is a separate governmental entity with jurisdiction covering the territory of the Republic of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The CNV supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and investors' activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the CNV, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the Bolsa de Comercio de Buenos Aires. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the Bolsa de Comercio de Buenos Aires.

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

The securities that may be listed on the Bolsa de Comercio de Buenos Aires are: Stocks, Notes, Convertible Notes, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Bolsa de Comercio de Buenos Aires is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV. Furthermore, the Bolsa de Comercio de Buenos Aires works very close with the CNV in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Bolsa de Comercio de Buenos Aires for simultaneous processing.

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

Also trades on government and Notes may be executed on the Continuous Trading Session (with or without MERVAL's settlement guarantee).

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

Securities Central Depositary, Caja de Valores S.A.

Caja de Valores S.A. is a corporation, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Law No. 20,643, and it is supervised by the CNV.

Those authorized to make deposits of securities with the Caja de Valores S.A. are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Bolsa de Comercio de Buenos Aires and the Mercado de Valores de Buenos Aires S.A. (49.98% each).

Certain information regarding the Buenos Aires Stock Exchange

	As of June 30, 2006	As of December 31,
		2005	2004	2003
Market capitalization (Ps. Billon)	1,006.8	771.3	689.9	542.4
Average daily trading volume (Ps. Million)	74.0	74.6	52.6	34.0
Number of listed companies	105	104	107	110

Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies' stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires.

As of June 30, 2006, approximately 105 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2006, approximately 10.20% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 78% increase through September 30, 2002, measured in Pesos, and a 77% increase through October 31, 2003, a 38% increase through October 29, 2004, and a 33,09% increase through October 24, 2005 also measured in Pesos. To control volatility, the Bolsa de Comercio de Buenos Aires operates a system by which trades of an issuer's stock are suspended for one-half hour when such issuer's share price changes by more than 10% from its opening price.

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

The Argentine Corporations Law No. 19,550 establishes in Section 271 that directors may contract with the company when the contract is related to the regular activities of the company and its terms and conditions are established on market terms. All other contracts with directors should be approved by the shareholders.

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

Notwithstanding that, Section 272 of the Corporations Law No.19,550 provides that when a director has an opposite interest to the one of the company, he or she should notify that situation to the board of directors and the supervisory committee and abstain to vote in that respect. The violation of this provision results in the director being jointly and severally unlimitedly liable.

In the event that the results of the reports are not favorable to the transaction, its approval should be considered by the shareholders’ meeting.

Approval of compensation of the members of the Board of Directors and Supervisory Committee

Our bylaws do not establish the compensation to be paid to members of the board of directors and the supervisory committee, and therefore pursuant to Section 261 of the Corporations Law No.19,550, it should be approved by the shareholders. The maximum amount that may be paid as compensation to members of the board of directors and the supervisory committee should not exceed 25% of the realized and net earnings of the company and 5% when there is no distribution of dividends. If the company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of the shareholders.

Provisions have been made for compensations of the members of the board of directors for the fiscal year ended 2005, for an amount of Ps. 7.4 million as approved at the shareholders meeting held on November 29, 2005. At the same meeting the shareholders approved by a majority of 99.96% of votes the decision not to pay compensation to our supervisory committee.

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

Rights, preferences and restrictions attaching to the common shares

Dividend rights

The Corporations Law No.19,550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual balance sheet approved by the shareholders. The board of directors submits our financial statements for the previous fiscal year, together with the reports of the supervisory committee, to the annual ordinary shareholders’ meeting. This meeting must be held by October 31 of each year to approve the financial statements and decide on the allocation of our net income for the fiscal year. The distribution, amount and payment of dividends if any, must be approved by the affirmative vote of the majority of the present votes with right to vote at the meeting. Under the applicable regulations of the CNV, cash dividends must be paid to the shareholders pro rata according to the interest held by shareholders within 30 days of the decision approving their distribution. If stock dividends are declared, the corresponding shares must be delivered to the shareholders within three months of the shareholders’ meeting approving them. The right of shareholders to collect the dividends expires upon the end of three-years’ term since they were placed at the disposal of shareholders.

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

When we declare and pay dividends on the common shares, the holders of our Global Depositary Shares, each representing the right to receive ten ordinary shares, outstanding on the corresponding registration date, shall be entitled to receive the dividends due on the common shares underlying the Global Depositary Shares, subject to the terms of the Modified and Ordered Deposit Contract dated December 12, 1994 executed by and between us, the Bank of New York (the “Depository”) and the eventual holders of Global Depositary Shares (the “Deposit Contract”). The cash dividends are to be paid in Pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. Dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the Global Depositary Shares net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges. From 1989 to December 3, 2001, there were no exchange controls restricting the Peso-U.S. Dollar translation or the remittance of U.S. Dollars abroad. From December 3, 2001 to January 2, 2003, remittances of foreign currency, except for certain transactions, should be authorized by the Central Bank, including payments made by Argentine debtors in connection with financial debts principal. Nowadays, in general, exchange transactions can be freely performed in Argentina, however, the Central Bank has imposed restrictions on certain exchange transactions. Therefore, we cannot assure you that in the future we shall be able to transfer abroad the payment of dividends to the holders of our Global Depositary Shares. See “Taxation-Argentine Taxes-Taxation of Dividends”.

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

Pursuant to the Corporations Law and Section 29 of our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

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

Procedure to change the rights of stockholders

The rights of holders of stock are established in the Corporations Law and in the bylaws. The rights of shareholders provided for by the Corporations Law may not be diminished by the bylaws. Section 235 of the Corporations Law establishes that the amendment of the bylaws should be approved by the absolute majority of our shareholders at an extraordinary shareholders meeting.

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

Compliance with NYSE listing standards on corporate governance

New York Stock Exchange and Argentine Corporate Governance Requirements

IRSA’s corporate governance practices are governed by the applicable Argentine law; particularly, the Corporations Law, Decree N°677/01 and the Standards of the CNV, as well as by its Corporate Bylaws. IRSA has securities that are registered with the SEC and are listed on the New York Stock Exchange (the “NYSE”), and is therefore subject to corporate governance requirements applicable to NYSE-listed non-US companies (a “NYSE-listed” company).

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

The most relevant differences between IRSA’s corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices

Section 303A.01 A NYSE-listed company must have a majority of independent directors on its board of directors.	IRSA follows Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV.

Section 303A.02 This section establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)), and emphasizes that the concern is independence from management. The board is also required to express an opinion with regard to the independence or lack of independence, on a case by case basis, of each individual director.	CNV’s standards (General Resolution Nº 400) for purposes of identifying an independent director are substantially similar to NYSE’s standards. CNV standards provide that independence is required with respect to the Company itself and to its shareholders with direct or indirect material holdings (35% or more). To qualify as an independent director, such person must not perfom executive functions within the company. Close relatives of any persons who would not qualify as “independent directors” shall also not be considered “independent”. When directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

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

NYSE Standards for US companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices

Section 303A.05(a) Listed companies shall have a “Compensation Committee” comprised entirely of independent directors.	Neither Argentine law nor IRSA’s bylaws require the formation of a “Compensation Committee”. Under Argentine law, if the compensation of the members of the board of directors and the supervisory committee is not established in the bylaws of a company, it should be determined at the shareholders meeting.

Section 303A.05(b). The “Compensation Committee” shall have a written charter addressing the committee’s purpose and certain minimum responsibilities as set forth in Section 303A.05(b)(i) and (ii).	Neither Argentine law nor IRSA’s bylaws require the formation of a “Compensation Committee”.

Section 303A.06 Listed companies must have an “Audit Committee” that satisfies the requirements of Rule 10 A-3 under the 1934 Exchange Act (the “Exchange Act”). Foreign private issuers must satisfy the requirements of Rule 10 A-3 under the Exchange Act as of July 31, 2005.	Pursuant to Decree Nº 677/01 and CNV Standards, as from May 27, 2004 IRSA has appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

Section 303A.07(a) The Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	In accordance with Argentine law, a public Company must have an Audit Committee with a minimum of three members of the board of directors, the majority of which shall be independent pursuant to the criteria established by the CNV. There is no requirement related to the financial expertise of the members of the Audit Committee. However, our Audit Committee has a financial expert.The committee creates it own written internal code that addresses among others: (i) its purpose; (ii) an annual performance evaluation of the committee; and (iii) its duties and responsibilities.

C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the Related Party Transactions and Our Indebtedness sections.

D. Exchange Controls

Foreign Currency Regulation

All transactions involving the purchase of foreign currency must be carried out on the free exchange market where the Central Bank purchases and sells foreign currency.

Import and export of capitals

Import of capitals

Under Argentine Foreign Investment Law No. 21,832, as amended, and the wording restated under Decree No. 1853/93, the purchase of stock of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine “foreign capital" company (as defined under the Foreign Investment Law) represents a foreign investment.

Under Decree No. 616/2005, as amended, the Argentine Government imposed some restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, to wit:

(a)	The new indebtedness entered into the exchange market and the debt renewals by persons domiciled abroad entered into the exchange market must be agreed and cancelled within periods not shorter than 365 calendar days, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to:

(i)	Foreign trade financing; and

(ii)	Primary public offering of debt instruments issued under the public offering procedure, listed on a self-regulated market.

A registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from external debt; offers involving shares issued by companies domiciled in Argentina that are not listed on self-regulated markets, except in case they are direct investments and other transactions that may imply the inflow of foreign currency or indebtedness of a resident towards a non-resident. However, the primary offers of debt instruments issued under the public offering system and listed on a self-regulated market are exempted from such requirements. Central Bank

No prior authorization is required to purchase the Notes or to exercise the economic or corporate rights related the Notes.

Export of capitals, including the availability of cash or cash equivalents

Under Decree 260/2002, the Argentine Government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 3471, as amended, the Central Bank established some restrictions and requirements for foreign currency exchange transactions. If such restrictions and requirements are not met, the penalties established under the exchange criminal system shall be applied.

Such regulations have been amended on several occasions, and therefore only the most relevant ones are mentioned below.

•	Individuals and legal entities domiciled in Argentina are authorized to purchase up to US$2,000,000 a month; such amount may be exceeded in case the funds are purchased to make portfolio investments abroad in addition to the maximum amounts mentioned above, provided that the investments and their income are used between 360 days following access to the exchange market to repay principal and interest of financial debts abroad under securities issued abroad, syndicated financial loans abroad, financial loans granted by foreign banks, and other direct debts or debts secured by official credit institutions from abroad and provided that the conditions set forth in Communication “A” 4570 of the Central Bank are met.

•	The sale of foreign currency to persons domiciled abroad, with the exception of international institutions, exceeding US$5,000 must also be previously authorized by the Central Bank, unless the amounts used to purchase foreign currency (i) derive from payments to nonresidents made by residents ordering the transfer; and (ii) payment is made in connection with imports, services, income or other kind of commercial transfer whereby the resident had to resort to the exchange market pursuant to the regulations applicable to the referred payment.

•	Financial institutions must obtain the prior authorization of the Central Bank to purchase any assets if the payment of such transaction is made against delivery of foreign currency or any foreign currency denominated asset that falls under the General Exchange Position or GEP of those financial institutions;

•	The new imports of assets must be fully paid in advance, irrespective of the kind of asset, as well as the debts for imports irrespective of their maturity date;

•	Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank and which have restructured their debt with foreign creditors (Decree 739/2003 and Communication “A” 3940);

•	Nonresidents may have access to the exchange market for purposes of transferring funds to foreign currency-denominated accounts held with foreign banks that have been collected in Argentina when such funds derive from repayments of principal amounts of Argentine government securities issued in foreign currency;

•	No restriction is imposed on the payment abroad of services rendered by nonresidents, irrespective of the reference (freight, insurance, royalties, technical advice, fees, etc);

•	As from January 8, 2003, Argentine companies may freely transfer corporate income and dividends related to the audited financial statements of domestic companies without being required to obtain the prior authorization of the Argentine Central Bank, and transfers of funds abroad to pay reinsurance premiums shall be subject only to the issue of an opinion by the Argentine Insurance Commissioner on the amount and reasons for such transfer.

Requirements related to Direct Investments

On March 4, 2005 the Central Bank issued Communication “A” 4305 that contains the requirements about the information to be furnished on direct investments and real property investments made by nonresidents in Argentina and by residents abroad, that was implemented under Communication “A” 4237 in November 2004.

Direct Investments in Argentina made by nonresidents

Persons domiciled abroad must meet the reporting requirements if the amount of the investment in Argentina reaches or exceeds US$500,000 – measured in terms of the net value of the company where they hold an interest or the tax value of the property purchased. If no such amounts are reached, the reporting system is optional.

Under Communication “A” 4237, those reporting requirements must be met by companies in which nonresidents, or managers of real property belonging to nonresidents have interests.

Direct investments made outside Argentina by Argentine residents

Argentine investors are required to meet the reporting requirements if the value of their investments abroad reaches or exceeds the equivalent to US$1,000,000, measured in terms of the net value of the company where they hold an interest or the tax value of the real property they own.

If the value of such investment abroad does not exceed the equivalent to US$5,000,000, the report must not be made half-annually, but annually instead. If the investments do not reach the equivalent to US$1,000,000, fulfillment of reporting requirements is optional.

E. Taxation

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding the shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of the voting stock of our company;

•	a partnership or other pass-though entity for United States Federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. Dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR ADSS YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

“U.S. Holder” means a beneficial owner of a share, or ADS that is for United States federal income tax purposes:

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

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.

ADSs

In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying shares that are represented by the ADSs. However, the United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of a ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of a ADS and our company. Deposits or withdrawals of shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

Distributions on Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on the shares or ADSs, (including net amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the ADS Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend paid in Pesos will equal the U.S. Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the ADSs Depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. Dollars. If the Pesos received are not converted into U.S. Dollars on the day of receipt, you will have a basis in the Pesos equal to their U.S. Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive income Further, in certain circumstances, if you:

•	have held ADSs or shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Argentine withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of an ADS or Share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

The determination of whether we are a PFIC is made annually. If we are a PFIC for any taxable year during which you hold shares or ADSs in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs will be listed on the Nasdaq, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the shares are listed on the Nasdaq. The shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or shares would need to be regularly traded on such exchanges in order for the ADSs or shares to be potentially eligible for the mark-to-market election.

If we are a PFIC in any taxable year in which you hold our shares or ADSs, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

If you make an effective mark-to-market election, you will include in income each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your PFIC shares or ADSs at the end of the taxable year over your adjusted tax basis in the shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the shares or ADSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a qualified securities exchange or the IRS consents to the revocation of the election. Under proposed Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which are not a PFIC, but would resume if they subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

Alternatively, a United States Holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

A United States Holder who owns shares or ADSs during any year that we are a PFIC must file IRS Form 8621.

You should consult your own tax advisors concerning the United States federal income tax consequences of holding the shares or ADSs if we are considered a PFIC in any taxable year.

Argentine Personal Assets Taxes

Amounts paid on account of the Argentine Personal Assets Taxes, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions on shares or ADSs and to the proceeds of sale of a share or ADS paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient (such as a corporation). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the IRS.

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the ADSs by an individual holder that is not domiciled or resident in Argentina and a legal entity that is not organized under the laws of Argentina and does not have a permanent establishment in Argentina or is not otherwise doing business in Argentina on a regular basis (a “Foreign Holder”). The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

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

Taxation of Capital Gains

Pursuant to Decree No. 2,284/91 gains on sales or other dispositions of listed shares or ADSs by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from income tax.

Gains on sales or other dispositions of listed shares or ADSs by resident individuals are currently exempt from taxation.

Gains on the sale or other dispositions of listed shares or ADSs by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF THE SHARES OR ADS’s.

Value Added Tax

The sale, exchange, disposition, or transfer of shares or ADSs is not subject to Value Added Tax.

Personal Assets Tax

Law No. 25,585 issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on shares and ADSs held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the shares and ADSs, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the proportional equity value of the shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

The shareholders approved the absorption of personal asset tax by the Company for the years 2002 to 2005.

There can be no assurance that in the future this tax will be absorbed by the Company.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, shares and ADSs issued by entities subject to such tax are exempt from paying the IGMP.

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

There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries. Those investors who customarily perform, or who are deemed to perform, transactions in any jurisdiction in which they obtain their income from the sale of shares and/or the collection of dividends are subject to this tax at an average rate of 3%, unless an exemption is applicable to them.

Stamp Tax

The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain territorial jurisdiction or outside a certain territorial jurisdiction but with effects in such jurisdiction.

In the City of Buenos Aires, the stamp tax has been repealed for all those acts that do not imply an onerous conveyance of real property. However, most provincial tax authorities maintain this tax in effect for all acts in general; therefore, the instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or ADSs, executed in other jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.

Tax on Credits and Debits in Bank Accounts

This tax is levied upon debits and credits in bank accounts and upon other transactions which, due to their special nature and characteristics, are similar or could be used in substitution for a checking account, such as payments on behalf of or in the name of third parties, procedures for the collection of securities or documents, drafts and transfers of funds made by any means, when these transactions are performed by local banks.

The tax law and its regulations provide several exemptions to this tax. For example, it does not apply to entities recognized as exempt from income tax, to debits and credits relating to salaries, to retirement and pension emoluments credited directly by banking means and withdrawals made in connection with such credits, to credits in checking accounts originating from bank loans, and to transfers of cheques by endorsement.

The general rate of the tax is 0.6%. An increased rate of 1.2% applies in cases in which there has been a substitution for the use of a checking account.

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the shares or ADS’s in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. No Argentine tax is imposed on the deposit or withdrawal of shares in exchange for ADSs. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in shares or ADSs. At present, there is no national tax specifically applicable to the transfer of securities.

Tax Treaties

Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

F. Dividends and Paying Agents

This section is not applicable.

G. Statement by Experts

This section is not applicable.

H. Documents on display

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.irsa.com. It should be noted that nothing on our website should be considered part of this annual report. You may request a copy of these filings at no cost, by writing or calling the offices of IRSA, Moreno 877, (C1091AAQ) Buenos Aires, Argentina. Our telephone number is +54-11-4323-7400.

I. Subsidiary Information

This section is not applicable.

Item 11. Quantitative and qualitative disclosures about market risk

In the normal course of business, we are exposed to commodity price, interest rate and exchange rates risks, primarily related to our integrated crop production activities and changes in exchanges rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as it relates to the type and volume of them. The use of financial derivatives instruments is oriented to our core business and is supervised by internal control policies.

The following discusses our exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this Form 20-F. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

Investments in both fixed rate and floating rate interest earning instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. To date, we have not utilized derivative financial instruments to hedge interest rate risk; however, there can be no assurance as to the employment of hedging strategies in the future.

Foreign Exchange Risk

From April 1, 1991, until the beginning of 2002, Convertibility Law No. 23,928 was applicable to Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was obliged to sell U.S. Dollars to any person at a fixed rate of one Peso per U.S. Dollar. Accordingly, the foreign currency fluctuations were reduced to a minimum level, during this period.

The primary economic change implemented by the current Argentine government in January 2002 was the announcement of the devaluation of the Peso. Due to the end of the Convertibility Plan, our foreign exchange exposure has increased considerably.

Foreign currency exchange rate fluctuations could impact our cash flow in Pesos, since some of our products and inputs are payable in U.S. Dollars. Although most of our liabilities are denominated in Pesos, a small percentage is in U.S. Dollars, and fluctuations in the foreign currency exchange rate may affect us.

Foreign currency exchange restrictions imposed by the Argentine government in the future could prevent or restrict our access to U.S. Dollars, thus affecting our ability to service our U.S. Dollar-denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. Dollar may adversely affect the U.S. Dollar equivalent of the Peso price of our common shares on the Buenos Aires Stock Exchange, and as a result would likely affect the market price of our ADSs in the United States.

As of June 30, 2006
Expected contractual maturity date
	Average Interest Rate(1)	More than 1 and not more than 2 years	More than 2 and not more than 3 years	More than 3 and not more than 5 years	More than 5 and not more than 10 years	Total Long- Term Debt (incl. 2006 maturities)
(in millions of constant Ps. as of June 30, 2006)
Long-Term Debt:
Fixed rate
(US$-denominated)(2)	—	—	—	—	—	—
Variable rate
(US$. denominated)(2)	9.22	117.3	176.8	165.7	—	459.8
Fixed rate
(Ps.denominated)	—	—	—	—	—	—
Variable rate
(Ps.denominated)					—

(1)	Average interest rate means the weighted average prevailing interest rate as of June 30, 2006.
(2)	These figures were calculated based on the observed exchange rate published by the Central Bank as of June 30, 2006 which was Ps.3.086 = US$1.00.

Sensitivity to Exchange Rates and Interest rates

We estimate, based on composition of oyr balance sheet as of June 30, 2006, that every variation in the exchange rate of P$0.10 against the U.S. dollars, plus or minus, would result in a variation of approximately P$14.9 million of or consolidated financial indebtness.

We estimate, based on the current composition of our balance sheet as of June 30, 2006, that every variation in the interest rate of 100 basis points, plus or minus, to our current floating-rate consolidated debt would result in a variation of approximately P$4.6 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness. This analysis is based on the assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which our actual debt is exposed.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of our market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis..

ITEM 12. Description of Other than Equity Securities

This item is not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

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

The Fair Price Provision requires the offering party to notify use of the tender offer simultaneously with its filing of the public tender offer with the CNV. The notice to us is required to set forth all of the terms and conditions of any agreement that the offering party has made with any other of our shareholders with respect to the proposed transaction and to provide, among other things, the following information:

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

C. This section is not applicable.

D. This section is not applicable.

ITEM 15. Controls and Procedures

A. Disclosure Controls and Procedures

As of the end of fiscal 2006, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls that materially affected, or are reasonably likely to materially affect our internal controls.

B Management´s annual report on internal control over financial reporting

This section is not applicable.

C Attestation report of the registered public accounting firm.

This section is not applicable.

D Changes in internal control over financial reporting.

This section is not applicable.

ITEM 16.

A. Audit Committee Financial Expert

Pursuant to the System governing the Transparency of Public Offers established through Decree No. 677/01, the rules of the CNV (Resolutions No 400 and 402), the board of directors established that the Audit Committee shall be a Committee of the Board of Directors on May 27, 2004. The Audit Committee focuses on assisting the board in exercising its duty of care, the enforcement of the accounting policies, disclosure requirements, the management of our business risk, the management of our internal control systems, the ethical conduct of the company's business, the maintenance of the integrity of our financial statements, compliance with legal provisions, the independence and capability of our independent auditor and the performance of our internal audit function and of our external auditors.

On December 21, 2005, the board appointed Mario Blejer and Ricardo Esteves as members of the audit committee. Cedric Bridges, the third member, was previously appointed on May 27, 2004.. The board of directors named Mario Blejer as the audit committee’s financial expert according to the rules adopted by the SEC. Consequently, as of December 21, 2005, Mario Blejer is both a financial expert, as defined by NYSE regulations, and an independent audit committee member, as defined by NYSE regulations. Therefore, as of December 21, 2005, our Audit Committee is comprised of fully independent members, in accordance with NYSE regulations.

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

C. Main Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2006 and June 30, 2005, we were billed for a total amount of Ps. 1.6 million and Ps. 1.3 million respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements, performance of the audit or review of our interim financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2006 and June 30, 2005, we were billed for a total amount of Ps.0.01 million and Ps.0.04 million respectively, for professional services rendered by our principal accountants mainly related to the issuance of covenants certificates and other certifications.

Tax Fees

During the fiscal years ended June 30, 2006 and June 30, 2005, we were billed for a total of Ps.0.03 and Ps.0.06 million, respectively, amount for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal years ended June 30, 2006 and June 30, 2005, we were billed for a total amount of Ps.0.09 million and Ps.0.04 million respectively, for professional services rendered by our principal accountants including fees mainly related to special assignments and courses.

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

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-158.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filling on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By:	/s/ Eduardo Elsztain
Name:	Eduardo Elsztain
Position:	Chief Executive Officer
Date:	December 28, 2006

S-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	(Partner)
Andrés Suarez

Buenos Aires, Argentina
December 21, 2006

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

	2006		2005
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 28.e.)	Ps.	103,018	Ps.	98,244
Investments (Notes 4.b. and 28.e.)		130,420		113,690
Mortgages and leases receivable, net (Notes 4.c. and 28.e.)		114,911		65,481
Other receivables and prepaid expenses (Notes 4.d. and 28.e.)		52,159		46,694
Inventories (Note 4.e.)		81,280		65,626

Total current assets		481,788		389,735

Non-Current Assets
Mortgages and leases receivable, net (Note 4.c.)		33,044		7,765
Other receivables and prepaid expenses (Notes 4.d. and 28.e.)		97,882		112,538
Inventories (Note 4.e.)		80,830		34,185
Investments (Note 4.b.)		647,981		542,863
Fixed assets, net (Note 28.a.)		1,413,212		1,445,551
Intangible assets, net (Note 28.b.)		3,599		4,975

Subtotal		2,276,548		2,147,877

Goodwill, net		(18,215)		(13,186)

Total non-current assets		2,258,333		2,134,691

Total Assets	Ps.	2,740,121	Ps.	2,524,426

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f. and 28.e.)	Ps.	127,369	Ps.	66,881
Mortgages payable (Notes 4.l. and 28.e.)		18,407		25,462
Customer advances (Notes 4.g. and 28.e.)		64,847		50,924
Short-term debt (Notes 4.i. and 28.e.)		110,799		93,918
Salaries and social security payable (Note 4.h.)		14,823		12,336
Taxes payable (Notes 4.j. and 28.e.)		33,928		22,352
Other liabilities (Notes 4.k. and 28.e.)		49,055		39,104

Total current liabilities		419,228		310,977

Non-Current Liabilities
Trade accounts payable (Notes 4.f. and 28.e.)		1,196		1,949
Mortgages payable (Notes 4.l. and 28.e.)		14,722		27,627
Customer advances (Note 4.g.)		41,482		39,868
Long-term debt (Notes 4.i. and 28.e.)		280,560		389,755
Taxes payable (Note 4.j.)		14,926		21,772
Other liabilities (Notes 4.k. and 28.e.)		32,252		34,410

Total non-current liabilities		385,138		515,381

Total Liabilities		804,366		826,358

Minority interest		449,989		445,839

SHAREHOLDERS’ EQUITY		1,485,766		1,252,229

Total Liabilities and Shareholders’ Equity	Ps.	2,740,121	Ps.	2,524,426

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

	2006		2005		2004
Revenues	Ps.	577,680	Ps.	369,889	Ps.	260,805
Costs (Note 28.d)		(243,831)		(168,074)		(147,416)

Gross profit		333,849		201,815		113,389

Gain from recognition of inventories at net realizable value		9,063		17,317		—
Selling expenses		(60,105)		(36,826)		(21,988)
Administrative expenses		(95,624)		(69,556)		(50,240)

Subtotal		(146,666)		(89,065)		(72,228)

Net income from retained interest in securitized receivables (Note 16)		2,625		423		261
Gain from operations and holdings of real estate assets, net (Note 7)		12,616		27,938		63,066

Operating income		202,424		141,111		104,488

Amortization of goodwill		(1,080)		(1,663)		(2,904)
Equity gain from related companies		41,657		67,207		26,653
Financial results, net (Note 8)		(41,381)		(12,217)		11,823
Other expenses, net (Note 9)		(19,066)		(14,834)		(13,636)

Income before taxes and minority interest		182,554		179,604		126,424

Income and asset tax expense		(58,791)		(53,207)		(25,720)
Minority interest		(27,190)		(23,152)		(12,842)

Net income	Ps.	96,573	Ps.	103,245	Ps.	87,862

Earnings per share (Note 18):
Basic net income per share	Ps.	0.25	Ps.	0.37	Ps.	0.39

Diluted net income per share	Ps.	0.23	Ps.	0.23	Ps.	0.23

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.c.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.d.)		Retained earnings (Accumulated deficit)		Shareholders’ equity
Balances as of June 30, 2003	Ps.	212,013	Ps.	274,387	Ps.	569,489	Ps.	1,055,889	Ps.	19,447	Ps.	(266,150)	Ps.	809,186

Conversion of debt into common shares		23,734		—		14,313		38,047		—		—		38,047
Exercise of warrants		13,056		—		11,703		24,759		—		—		24,759
Net income for the year		—		—		—		—		—		87,862		87,862

Balances as of June 30, 2004	Ps.	248,803	Ps.	274,387	Ps.	595,505	Ps.	1,118,695	Ps.	19,447	Ps.	(178,288)	Ps.	959,854

Conversion of debt into common shares		52,449		—		31,001		83,450		—		—		83,450
Exercise of warrants		56,015		—		49,665		105,680		—		—		105,680
Net income for the year		—		—		—		—		—		103,245		103,245

Balances as of June 30, 2005	Ps.	357,267	Ps.	274,387	Ps.	676,171	Ps.	1,307,825	Ps.	19,447	Ps.	(75,043)	Ps.	1,252,229

Conversion of debt into common shares		55,961		—		37,360		93,321		—		—		93,321
Exercise of warrants		22,220		—		21,423		43,643		—		—		43,643
Accumulated losses absorption of approved by shareholders meeting held 11/29/05		—		—		(75,043)		(75,043)		—		75,043		—
Net income for the year		—		—		—		—		—		96,573		96,573

Balances as of June 30, 2006	Ps.	435,448	Ps.	274,387	Ps.	659,911	Ps.	1,369,746	Ps.	19,447	Ps.	96,573	Ps.	1,485,766

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

	2006		2005		2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	96,573	Ps.	103,245	Ps.	87,862
Adjustments to reconcile net income to net cash flows from operating activities:
Plus income and asset tax expense accrued for the year		58,791		53,207		25,720
Depreciation and amortization		81,313		74,961		68,519
Minority interest		27,190		23,152		12,842
Accruals for director’s fees		13,778		13,700		8,447
Allowances and provisions		23,916		14,538		12,414
Equity gain from related companies		(41,657)		(67,207)		(26,653)
Gain from operations and holdings of real estate assets, net		(12,616)		(27,938)		(63,066)
Financial results		24,252		(27,605)		(35,451)
Gain from recognition of inventories at net realizable value		(9,063)		(17,317)		—
Gain from sale of inventories		(44,020)		(15,501)		—
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Decrease (increase) in current investments		10,279		(4,532)		4,418
Increase in non-current investments		(26,433)		—		(10,729)
Increase in mortgages and leases receivables		(80,339)		(49,189)		(9,415)
Decrease (increase) in other receivables		8,128		8,763		(1,256)
Decrease (increase) in inventories		25,070		(7,418)		6,894
Decrease (increase) in intangible assets		112		(2,323)		(603)
Increase in trade accounts payable		55,980		21,048		14,442
(Decrease) increase in customer advances, salaries and social security payable and taxes payable		(28,378)		11,975		2,765
Decrease in other liabilities		(2,157)		(17,667)		(24,648)
Increase in accrued interest		13,966		5,598		2,189

Net cash provided by operating activities		194,685		93,490		74,691

CASH FLOWS FROM INVESTING ACTIVITIES:
Credit default swap agreement		—		(11,733)		—
Payment for acquisition of ownership interests in subsidiary companies net of cash acquired		(4,231)		(4,163)		—
Purchase of shares and options of Banco Hipotecario S.A.		—		—		(127,348)
Sale of shares of Banco Hipotecario S.A.		—		—		57,070
Acquisition of undeveloped parcels of land		(62,082)		(681)		(558)
Acquisition of fixed assets		(54,119)		(79,316)		(26,350)
Increase in non-current investments		(2,302)		(17,017)		—
Decrease in minority interest		(6,567)		(13,772)		—
Guarantee deposit		(8,610)		—		—
Sale of IRSA Telecommunications N.V.		1,719		—		—
Loans granted to third parties		(375)		—		—

Net cash used in investing activities		(136,567)		(126,682)		(97,186)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from settlement of swap agreement		1,190		15,840		—
Proceeds from short-term and long-term debt		45,066		117,241		300
Payment of short-term and long-term debt		(82,474)		(167,255)		(66,698)
Payment of seller financing		—		—		(1,150)
Collateral deposit		—		(5,822)		—
Exercise of warrants		43,642		105,680		24,759
Payment of cash dividends by subsidiaries to minority shareholders		(12,715)		(10,300)		(4,860)
Payment of seller financing of Mendoza Plaza Shopping S.A.		(5,150)		—		—
Decrease in mortgages payable		(25,561)		—		—
Settlement of debt with related companies		(765)		(2,516)		—

Net cash (used in) provided by financing activities		(36,767)		52,868		(47,649)

Net increase (decrease) in cash and cash equivalents		21,351		19,676		(70,144)
Cash and cash equivalents as of the beginning of the year		142,589		122,913		193,057

Cash and cash equivalents as of the end of the year	Ps.	163,940	Ps.	142,589	Ps.	122,913

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2006, 2005 and 2004 (continued)

(Amounts in thousands, except share data and as otherwise indicated)

	2006		2005		2004
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	51,342	Ps.	47,768	Ps.	58,921
Income tax		11,440		1,452		1,002

Non-cash investing and financing activities:
Conversion of debt into common shares	Ps.	93,322	Ps.	83,450	Ps.	38,047
Increase in inventory through a decrease in undeveloped parcels of land		33,006		25,979		10,748
Liquidation of interest in credit card receivables		10,364		3,348		210
Increase in undeveloped parcels of land through a decrease in fixed assets		1,626		13,371		51,501
Increase in inventory through a decrease in fixed assets		1,422		6,084		18,189
Increase in fixed assets through an increase in other receivables and prepaid expenses		348		—		—
Increase in fixed assets through a decrease in inventory		293		123		40
Increase in other receivables through a decrease in fixed assets		71		—		—
Increase in other receivables through a decrease in intangible assets		12		—		—
Increase in fixed assets through a decrease in other investments		8		—		—
Increase in intangible assets through a decrease in fixed assets		6		2,126		31
Increase in fixed assets through an increase in mortgages payable		—		49,749		—
Increase in credit card receivables		—		7,501		12,513
Increase in fixed assets through a decrease in other receivables		—		103		—
Increase in fixed assets through a decrease in non-current investments		—		596		—
Increase in fixed assets through a decrease in trade accounts payable		—		926		—
Increase in other receivables through a decrease in non-current investments		—		—		14,878
Increase in other receivables through a decrease in inventory		—		—		8,755
Increase in non-current other receivables through a decrease in inventory		—		—		5,890
Increase in other receivables through an increase in taxes payable		—		—		2,854

	2006		2005		2004
Acquisitions of subsidiary companies:
cash and cash equivalents		—		1,238		—
Fair market value of fixed assets acquired		—		85,675		—
Fair market value of other assets acquired (1)		4,320		11,902		—
Fair market value of liabilities assumed		(89)		(67,516)		—

Net assets acquired		4,231		31,230		—

Minority interest		—		16,310		—

Purchase price		4,231		14,989		—
Seller financing		—		9,587		—

Purchase price paid		4,231		5,402		—
Less: cash and cash equivalents acquired		—		(1,238)		—

Net cash paid for the acquisition		4,231		4,163		—

(1)	Includes fair market value of undeveloped parcels of lands for 4,222

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

1. Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is a real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries and joint ventures (IRSA and subsidiaries are collectively referred hereinafter as “IRSA” or the “Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale, (ii) the acquisition, development and operation of office and other non-retail buildings primarily for rental purposes, (iii) the development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the acquisition of undeveloped land reserves either for future development or sale, (vi) e-commerce activities and, (vii) other non-core activities. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2. Preparation of financial statements

a. Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 27 to these consolidated financial statements.

As discussed in Notes 2.c. and 3.m., in order to comply with regulations of the CNV, the Company (i) discontinued inflation accounting as from February 28, 2003 and (ii) recognized deferred income tax assets and liabilities on an undiscounted basis. The application of these CNV regulations represents a departure from argentine GAAP. However, such departures did not have a material effect on the accompanying consolidated financial statements.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Investment in joint ventures and/or jointly controlled operations in which the company exercises joint control are accounted for under the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

A description of the subsidiaries over which the Company has effective control, with their respective percentage of capital stock owned, is presented as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

b. Principles of consolidation (continued)

	Percentage of capital stock owned as of June 30, (i)
	2006	2005	2004
Controlled companies
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”)	66.67%	66.67%	66.67%
Abril S.A. (“Abril”) (ii)	83.33%	83.33%	83.33%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”) (ii)	83.33%	83.33%	83.33%
Baldovinos S.A. (“Baldovinos”) (ii)	83.33%	83.33%	83.33%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”) (iv)	—	100.00%	100.00%
Alto Palermo S.A. (“APSA”) (iii)	61.54%	60.69%	53.81%
Llao Llao Resorts S.A. (“LLR”)	50.00%	50.00%	50.00%

(i)	Percentage of equity interest owned has been rounded and does not contemplate the effects of the potential conversion of irrevocable contributions into common shares.
(ii)	Equity interest in Abril, Pereiraola and Baldovinos are held 50 % directly by the Company and 50 % indirectly through its subsidiary Palermo Invest.
(iii)	See Note 2.f. for details.
(iv)	Merged with and into the Company effective December 1, 2005.

Proportionate consolidation

The Company exercises joint control over Metroshop and Canteras Natal Crespo. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, proportionate consolidation has been applied to these investments. Accordingly, these financial statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis.

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

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

c. Presentation of financial statements in constant Argentine pesos (continued)

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, due to the low level of inflation rates during the period from March to September 2003, such a departure did not have a material effect on the accompanying consolidated financial statements.

d. Adoption by CNV of accounting standards

The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards will be effective for the Company for the year ended June 30, 2007.

The most significant change included in the accounting standards adopted by the CNV relates to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent if this policy had been applied by the Company prior to the adoption of the standard. As such, the Company is allowed to continue treating differences as permanent. As of June 30, 2006, the estimated effect of treating differences as temporary will be a decrease in shareholders equity of Ps. 188,442 against retained earnings.

e Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation. Balance sheet reclassifications mainly relate to the reclassification of Ps. 19.3 million, Ps. 1.0 million and Ps. 0.9 million from inventories, fixed assets and intangible assets, respectively, to undeveloped parcels of land, and of Ps. 10.0 million from undeveloped parcels of lands to fixed assets. This reclassification does not affect current, non-current or total assets, and was completed to conform to current year presentation.

f. Significant acquisitions, dispositions and development of businesses

In the preparation of these consolidated financial statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s consolidated financial statements since the date of the respective acquisition.

Year ended June 30, 2006

Acquisition of Canteras Natal Crespo S.A.

During the fiscal year ended June 30, 2006, the Company acquired from Ecipsa Holding S.A. (ECIPSA), a 43.18 equity interest in Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$ 1,541.

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba, Argentina, which primary operations are the development of own or third-party plots, countries, sale or rent of plots of land, real estate and house-building.

General Paz plot of land

On June 29, 2006 the Company’s subsidiary, APSA acquired from Philips Argentina S.A. a plot of land located in the northern area of Buenos Aires, covering 28,741 square meters of surface area. The purchase price was US$ 17.9 million, which was fully paid.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

f. Significant acquisition, disposition and development of businesses (continued)

Purchase of additional shares and convertible notes of APSA

During the fiscal year ended June 30, 2006 the Company acquired 759,393 shares of APSA for a total amount of Ps. 4.3 million. As a result of this transaction, the Company’s ownership interest in APSA increased from 60,69 % to 61.54%.

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

Acquisition of Mendoza Plaza Shopping

On September 29, 2004, the Company’s subsidiary, APSA, entered into a purchase agreement pursuant to which APSA acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping for US$ 5.3 million. APSA paid US$ 1.77 million on December 2, 2004 and the remaining balance was paid in two equal annual installments of US$ 1.77 million each on September 29, 2005 and 2006. Through this acquisition, APSA became the holder of record of 68.8% of the capital stock of Mendoza Plaza Shopping, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Mendoza. APSA also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

(i) Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to APSA two defaulted credit agreements amounting to US$ 18 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the credit facilities to APSA in exchange for US$ 8.5 million ($24.8 million).

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

(iii) APSA also entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to APSA (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3 million. The put option can be exercised until the last business day of October 2008. As of the date of these financial statements, Falabella has not exercised the put option.

On May 31, 2005 the shareholders of Mendoza Plaza Shopping approved the conversion of debt owed to APSA totaling Ps. 36.1 million into common shares. As a result of this transaction, APSA increased its ownership interest in Mendoza Plaza Shopping from 68.8% to 85.4%.

Alto Rosario Shopping

On November 9, 2004, the Company’s subsidiary, APSA opened a new developed shopping center, Alto Rosario, in the city of Rosario, Province of Santa Fe, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

f. Significant acquisition, disposition and development of businesses (continued)

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

g. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions and allowances for contingencies, impairment of long-lived assets, debt restructuring, deferred income asset and asset tax credit. Actual results could differ from those estimates and evaluations made at the date of preparation of these financial statements.

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

for the years ended June 30, 2006, 2005 and 2004

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. For the years ended June 30, 2006, 2005 and 2004, the majority of the tenants were charged the percentage rent.

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

Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

The Company also derives revenues for parking lot fees charged to visitors. Parking revenues are recognized as services are performed.

•	Credit card operations

The Company, through its indirect subsidiary, Tarshop, derives revenues from credit card transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; and (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

b. Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalent consist of time deposits and mutual funds which invest in time deposits with original maturities of less than three months at date of purchase.

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

Current investments also include the current portion of the retained interests in transferred receivables pursuant to the securitization programs of APSA’s subsidiary, Tarshop S.A. (See Notes 15 and 16).

(ii)	Non-current

a)	Equity investments

The Company has an 11.76 % investment in Banco Hipotecario S.A. (“BHSA”). This investment is accounted for under the equity method due to the significant influence of the Company on the decisions of BHSA and to the intention of holding the investment permanently. In accordance with regulations of the Banco Central de la República Argentina and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA.

At June 30, 2003 APSA had recognized an impairment loss related to the equity investment in Mendoza Plaza Shopping S.A. amounting to Ps. 7.5 million. During fiscal years 2004 and 2005, the Company reversed Ps. 0.3 million and Ps. 6.6 million, respectively, of this impairment loss as a result of increases in the respective fair value. Both the impairment charge and the impairment reversal of 2004 have been included within “Equity loss from related companies” in the accompanying consolidated statements of income. The impairment reversal recognized in 2005 has been included within “Financial results, net” in the accompanying consolidated statements of income due to the consolidation of Mendoza Plaza Shopping as from October 1, 2004.

b)	Retained interests in securitization programs

Non-current investments also include the Company’s retained interests in securitized receivables pursuant to the securitization programs entered into by the Company (See Notes 15 and 16 for details).

c)	Undeveloped parcels of land

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost (adjusted for inflation as described in Note 2.c.) or estimated fair market value, whichever is lower. Land and land improvements are transferred to inventories or fixed assets, as appropriate, when the Company determines that the properties are to be marketed for sale, when construction commences or the land is leased.

During year ended June 30, 2002, the Company had recognized impairment losses amounting to Ps. 30,999 in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata, Torres Jardín IV, Caballito Project, Alcorta Plaza, Coto air space and Neuquén). During the year ended June 30, 2003, the Company had recognized additional impairment losses totaling Ps. 9,628 in connection with other parcels of undeveloped land (mainly Padilla 902, Pilar, Constitución 1111, Benavidez and Rosario Project). As a result of an increase in their respective fair market values, during the years ended June 30, 2004, 2005 and 2006, the Company partially reversed these impairment losses, recognizing gains of, Ps 15,146 (Caballito Project, Alcorta Plaza, Coto air space, Neuquén, Terrenos de Caballito, Pilar, Torres Jardin IV and

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

c. Investments (continued)

Constitución 1111), Ps 3,585 (Torres Jardín IV, Padilla 902, Neuquén, Caballito Project, Alcorta Plaza and Coto air space), and Ps. 6,421 (primarily Caballito Project, Coto air space and Merlo) respectively. The impairment losses and gains associated with the reversal of previously recognized impairment charges have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

d. Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at acquisition or construction cost (adjusted for inflation as described in Note 2.c.) or estimated fair market value, whichever is lower. The Company records impairment losses for certain inventories which have market values lower than costs. Costs include land and land improvements, direct construction costs, interest on indebtedness and real estate taxes. During the years ended June 30, 2006 and 2005, the Company capitalized interest costs amounting to Ps. 222 and 418, respectively in connection with the development of “San Martin de Tours” project.

Inventories on which the Company received down payments that fix the sales price and the terms and conditions of the contract assure reasonably the closing of the transaction and realization of the gain, are valued at net realizable value. See “Gain from valuation of inventories at net realizable value” in the accompanying consolidated statements of income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2002, 2003 and 2006 the Company recognized impairment losses amounting to Ps. 12,621, Ps. 844 and Ps. 206, respectively, in connection with certain properties classified as inventories (identified as Av. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardin, Sarmiento 517, parking lots in Dock 13, Constitución 1111, Terrenos de Caballito, Padilla 902 and Torres de Abasto). As a result of an increase in their fair market values, during the years ended June 30, 2004, 2005 and 2006 the Company partially reversed previously recognized impairment losses, recognizing a gain of Ps. 6 (Rivadavia 2768), Ps. 297 (primarily in connection with Torres Jardín, Minetti D and parking lots in Dock 13) and Ps. 11 (primarily in connection with Minetti D and Torres Jardín). The impairment losses and gains associated with the reversal of previously recognized impairment charges have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

e. Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers) and other property and equipment held for use by the Company.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and impairment charges (net of reversals). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for office buildings and related improvements and between 17 and 31 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and impairment charges of the assets are removed from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. During the year ended June 30, 2005 APSA capitalized interest costs amounting to Ps 2.1 million, in connection with the construction of the Alto Rosario Shopping Center.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

e. Fixed assets, net (continued)

During the year ended June 30, 2002, the Company had recognized impairment losses amounting to Ps. 96,996 in connection with certain properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames, Hotel Intercontinental, Alto Avellaneda, Alto Noa, Abasto and other properties). During the years ended June 30, 2003 and 2005, the Company also had recognized impairment losses totaling Ps. 1,892 in connection with certain properties (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942, and Sarmiento 517) and Ps. 245 in connection with certain properties (identified as Lotes Abril Club de Campo), respectively. As a result of increases in their fair market values, during the years ended June 30, 2003, 2004, 2005 and 2006 the Company partially reversed the impairment losses, recognizing gains of Ps. 15,532, Ps. 47,880, Ps. 24,301 and Ps. 6,390 (primarily Shopping Alto Rosario, Constitución 1159, Reconquista 823, Hotel Intercontinental, Suipacha 652, Av. Madero 942, Constitución 1111 and Rivadavia 2768) respectively. The impairment losses and gains associated with the reversal of previously recognized impairments have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

•	Other property and equipment

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	lesser of lease term or asset useful life
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	Between 3 and 5
Software	Between 3 and 5
Computer equipment	Between 3 and 4
Furniture and fixtures	Between 5 and 10
Other	10

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

The Company capitalizes certain costs associated with the development of computer software for internal use. Such costs are being amortized on a straight-line basis since its implementation.

f. Intangible assets, net

Intangible assets are carried at cost, adjusted for inflation (as described in Note 2.c.), less accumulated amortization and impairment charges.

•	Preoperating and organization expenses

Represents primarily expenses incurred relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

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

for the years ended June 30, 2006, 2005 and 2004

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

i. Other receivables and liabilities

Certain other receivables and liabilities (asset tax credits, value added tax, cash reserves and guarantee deposits) have been measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. The remaining other receivables and liabilities have been valued at their nominal value plus interest, if any.

j. Financial receivables and liabilities

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

m. Income tax

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the years presented. The statutory income tax rate was 35% for all the years presented.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

m. Income tax (continued)

The Company records income taxes using the deferred tax method required by Technical Resolution No 17 “Overall Considerations for the Preparation of Financial Statements” (“RT 17”). Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

As discussed in note 2.d The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

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

p. Mortgages payable

Mortgages payable includes the debt assumed in the acquisition of Bouchard 710 (see Notes 13 for details) as well as the debt assumed in the purchase of a plot of land where the Company is currently constructing “San Martin de Tours” project. The latter will be settled at the end of the construction through the delivery of certain apartments and is remeasured each period at the higher of the purchase price or the estimated cost of construction and subsequent transfer of the units to be delivered.

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

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

r. Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects and to launch new shopping centers. Advertising and promotion expenses were approximately Ps. 19.5 million, Ps. 12.2 million and Ps. 5.9 million for the years ended June 30, 2006, 2005 and 2004, respectively.

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

t. Impairment of long-lived assets

The Company periodically assesses the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

RT No. 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

See Notes 3.c., 3.d., and 3.e. for details of the impairment loss charges recognized in previous years and the impairment loss reversals recognized during the years ended June 30, 2006, 2005 and 2004 as a result of changes in estimates.

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

x. Earnings per share

The Company is required to disclose earnings per share information for all years presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the years by the weighted-average number of common shares outstanding during the year. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income for the year by the weighted-average number of common shares and potential common shares outstanding during the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

x. Earnings per share (continued)

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

4. Details of balance sheet accounts

a. Cash and banks:

	As of June 30,
	2006		2005
Bank accounts	Ps.	97,194	Ps.	90,189
Cash on hand		4,760		7,367
Checks to be deposited		1,064		688

	Ps.	103,018	Ps.	98,244

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

b. Investments

	As of June 30,
	2006		2005
Current
Mutual funds	Ps.	108,732	Ps.	87,944
Retained interests in securitized receivables (i)		10,319		10,488
Time deposits		6,431		6,039
Mortgage bonds issue by BHSA (Note 11)		2,704		3,523
Government bonds		1,287		4,563
TDFs (iv)		324		—
Retained interest in securitized receivables (i)		184		558
Other investments		439		575

	Ps.	130,420	Ps.	113,690

Non-Current
Equity investments:
BHSA (ii)	Ps.	260,300	Ps.	213,265
Banco de Crédito y Securitización S.A.		4,782		4,448
E-Commerce Latina S.A.(vii)		129		808
IRSA Telecomunicaciones N.V. (“ITNV”) (iii)		—		1,719
Others		1,404		530
Retained interests in securitization programs:
Retained interests in securitized receivables (i)		37,814		19,033
Retained interest in securitized mortgage receivables (i)		2,126		3,353
TDFs (iv)		752		223
Undeveloped parcels of land (v):
Santa María del Plata		114,397		112,771
General Paz plot of land (vi)		59,837		—
Puerto Retiro (Note 13 (i))		46,518		46,493
Caballito		36,622		31,396
Pereiraola		21,875		21,875
Torres Rosario		16,079		19,849
Air space Supermercado Coto – Agüero 616		13,143		11,695
Caballito plot of land		9,223		19,898
Dique IV		6,704		6,490
Canteras Natal Crespo		4,427		—
Pilar		3,408		3,408
Torre Jardin IV		3,030		3,030
Alcorta Plaza		—		18,048
Padilla 902		92		89
Others		5,319		4,442

	Ps.	647,981	Ps.	542,863

(i)	Represents retained interests in the Company’s securitization programs described in Notes 15 and 16.
(ii)	BHSA has a significant credit exposure to the public sector. As of June 30, 2006, the investment in BHSA accounts for approximately 9 % of the total consolidated assets of the Company.
(iii)	Sold in 2006.
(iv)	Represents debt certificates issued by the trusts in connection with the Company’s securitization programs described in Note 16.
(v)	Shown net of impairment losses mentioned in Note 3.c.
(vi)	See note 2.f for details
(vii)	APSA owns a 49% interest in Altocity.com through a 50% interest in E-Commerce Latina. E-Commerce Latina is a holding company organized in Argentina in December 1999 as an internet joint venture between the Company and Telefónica de Argentina S.A. (“Telefónica”). Altocity.Com, primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

c. Mortgages and leases receivable, net:

	As of June 30,
	2006		2005
Current
Credit card receivables	Ps.	58,316	Ps.	28,859
Checks to be deposited		26,155		20,319
Debtors under legal proceedings (i)		25,202		25,032
Leases and services receivables		24,119		17,289
Pass-through expenses receivables (ii)		10,014		5,108
Receivable from the sale of properties		8,313		1,569
Hotel receivables		5,595		4,876
Mortgage receivables (iii)		945		538
Related parties (Note 11)		295		146
Less:
Allowance for doubtful accounts (Note 28.c.)		(44,043)		(38,255)

	Ps.	114,911	Ps.	65,481

Non-Current
Credit card receivables	Ps.	21,076	Ps.	7,899
Receivables from the sale of properties		12,213
Mortgage receivables (iii)		1,088		835
Less:
Allowance for doubtful accounts (Note 28.c.)		(1,333)		(969)

	Ps.	33,044	Ps.	7,765

(i)	Comprised of Ps 2.0 million and Ps. 2.3 million related to mortgage receivables and Ps 23.3 million and Ps. 22.7 million related to leases receivables, as of June 30, 2006 and 2005, respectively.
(ii)	Represents receivables for common area maintenance and other operating expenses passed through to tenants of shopping centers.
(iii)	Mortgage receivables consist of fixed-rate mortgages receivables from several borrowers. At June 30, 2006, the amount due from the largest individual borrower was Ps. 838 at a contractual interest rate of 10%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

d. Other receivables and prepaid expenses:

	As of June 30,
	2006		2005
Current
Guarantee deposits (i)	Ps.	11,352	Ps.	5,230
Miscellaneous debtors		8,164		7,166
Prepaid expenses		7,322		7,009
Asset tax credits		7,321		18,009
Related parties (Note 11)		6,542		2,055
Value Added Tax (“VAT”) receivable		5,344		3,838
Advance for acquisitions (ii)		2,064		—
Income tax advances		1,638		1,332
Tax on personal assets to be recovered		836		497
Prepaid gross sales tax		790		1,037
Debtors under legal proceedings		470		96
Guarantee of defaulted credits (Note 23)		280		—
Future contracts receivable (iii)		—		269
Others		36		156

	Ps.	52,159	Ps.	46,694

Non-Current
Deferred income tax (Note 17)	Ps.	47,936	Ps.	61,761
Asset tax credits		26,000		25,694
Credit default swap agreements (iv)		12,234		11,434
Guarantee deposits (Note 16) (vi)		6,020		2,549
Mortgage receivable (v)		2,208		2,208
Allowance for doubtful mortgage receivable (v) (Note 28.c.)		(2,208)		(2,208)
Guarantee of defaulted credits (Note 23)		3,655		5,694
Value Added Tax (“VAT”) receivable		1,186		5,173
Prepaid gross sales tax.		883		782
Related parties (Note 11)		51		46
Others		669		469
Less:
Present value – other receivables		(752)		(1,064)

	Ps.	97,882	Ps.	112,538

(i)	At June 30, 2006 the balance is mainly comprised of a guarantee deposit held by Deutsche Bank in favor of the owner of an undeveloped land, Argentimo S.A. amounting to US$ 3 million. The deposit was part of an agreement between APSA, Argentimo and a developer, Constructora San José S.A., pursuant to which the Company will acquire the land to build a commercial center and/or office buildings. The remaining balance consists of the current portion of cash reserves related to APSA´s securitizations programs (See Note 16 for details), and Ps. 0.1 million related to a deposit required as collateral for certain labor lawsuits of the Company, Ps. 0.2 million of other guarantees and Ps 0.9 million related to attached funds in connection with Llao Llao Litigation (See Note 21 for details).
(ii)	Represents advances paid for the acquisition, in commission, of a company and a plot of land. As of the date of these financial statements, these transactions are subject to suspensive conditions for closing.
(iii)	The Company maintained a deposit of Ps. 358 at June 30, 2005, as collateral for the future contracts (Ps. 269 net of the fair value of the future contracts). See Note 14 for details.
(iv)	Represents a guarantee deposit payment of US$ 4 million under a credit default swap agreement (the “Agreement”) entered into by the Company and Credit Suisse First Boston (CSFB). Under the Agreement, the Company is obligated to acquire a loan collateralized by a mortgage on an office building for US$ 10 million provided the certain conditions are met. The creditor of record is CSFB. Under the Agreement, the Company is obligated to pay quarterly interest to CSFB on a principal amount of US$ 6 million. Interest paid amounted to US$ 535 for the year ended June 30, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

d. Other receivables and prepaid expenses (continued)

(v)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company recognized an allowance for the entire balance based on the opinion of its legal counsel.
(vi)	Mainly comprise of the non-current portion of cash reserves related to the Company’s securitization programs.

e. Inventories:

	As of June 30,
	2006		2005
Current
Plot 1 d) Dique III (i)	Ps.	25,549	Ps.	23,923
Plot 1 c) Dique III (ii)		15,587		—
San Martín de Tours		14,211		11,743
Rosario Plot of land		7,325		—
Abril/Baldovinos		5,670		7,671
“Edificios Cruceros” (iii)		3,629		8,141
Benavidez (iv)		2,329		—
Advance for acquisition of inventories (v)		1,773		—
Dock 13 Puerto Madero		1,605		1,605
Plot 1 e) Dique III (ii)		—		9,776
Other inventories		3,602		2,767

	Ps.	81,280	Ps.	65,626

Non-Current

Plot 1 e) Dique III (ii)	Ps.	41,808	Ps.	—
Caballito (vi)		22,663		—
Plot 1c) Dique III (ii)		7,274		22,861
Benavidez		6,213		8,542
Abril / Baldovinos		2,872		2,782

	Ps.	80,830	Ps.	34,185

(i)	On May 18, 2005, the Company entered into a preliminary agreement with an unrelated party, DYPSA Desarrollos y Proyectos S.A. (“DYPSA”) pursuant to which the Company would sell to DYPSA an undeveloped plot of land of Dique III (identified as plot 1d) for a total purchase price of US$ 8,500. The Company received US$ 2,150 as down payment and the remaining balance of US$ 6,350 was to be received at the time of signing the deed and effective transfer of property which was originally scheduled for November 2005. The inventory was valued at net realizable value (Ps. 23.9 million) as of June 30, 2005 and a gain of Ps. 15 million recognized accordingly. After several postponements, DYPSA paid an additional US$ 1,000 out of the remaining balance. The transfer of property and signing of deed and property documents was executed on July 17, 2006, at which time the Company received the outstanding balance of US$ 5,350.
(ii)	On September 7, 2004, the Company entered into a barter and option agreement with DYPSA pursuant to which the Company (i) exchanged an undeveloped parcel of land of Dique III (identified as plot 1c) of its property for the future delivery of housing units, parking lots and storage spaces representing an aggregate 28.5% of the housing area of a 37-storey building to be constructed by DYPSA on plot 1c within a maximum period of 36 months and (ii) granted an option to DYPSA to acquire an undeveloped plot of land of Dique III (identified as plot 1e) of its property within a maximum term of 548 days as from the signing date of the deed on plot 1c and subject to the completion of certain work-in-progress in the 37-storey building. These transactions were subject to the approval of Corporacion Antiguo Puerto Madero (CAPM) which was obtained in the quarter ended December 31, 2004. As a result, the Company signed the deed of conveyance of plot 1c and the option for plot 1e in November 2004. The parties valued the transactions at a price of US$ 8,030 and US$ 10,800 for plots 1c and 1e, respectively. As guarantee for the first transaction, DYPSA set up a first degree mortgage on plot 1c in favor of the Company for the total value of the respective transaction. In May 2006, DYPSA accepted the option to acquire plot 1e on an exchange basis and both parties increased the value of the transaction to US$ 13,530. As consideration for plot 1e, DYPSA will deliver housing units, individual storage spaces and parking lots representing an aggregate 31.5% of the housing area of a 40-storey building to be constructed by DYPSA on plot 1e within a maximum period of 36 months. As guarantee for this transaction, DYPSA set up a first degree mortgage on plot 1e in favor of the Company for the original value of the respective transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

e. Inventories (continued)

(iii)	During the year ended June 30, 2004, the Company sold a parcel of land in exchange for 40 housing units of the building to be constructed in the acquired land. The housing units to be received were originally valued at the price established in the contract amounting to Ps. 5.8 million and as a result the Company recognized a loss of Ps. 0.8 million. As of June 30, 2006, there were three housing units for which the Company signed promissory sale contracts which have been valued at their fair market value. As a result, the Company recognized a gain of Ps. 4.6 million and Ps. 2.4 million for the years ended June 30, 2006 and 2005 which is included within “Gain from valuation of inventories at net realizable value” in the accompanying consolidated balance sheets.
(iv)	On May 21, 2004, the Company sold to Desarrolladora El Encuentro S.A. (DEESA) an undeveloped parcel of land located in Benavidez, Province of Buenos Aires, in exchange for US$ 980 in cash and 110 residential plots to be subdivided by DEESA in the acquired land which were valued at US$ 3,000. As a guarantee of the obligations assumed for this transaction, DEESA set up a first mortgage on the acquired land in favor of the Company amounting to US$ 3,000 and made a guarantee payment of US$ 500 to the Company. This balance does not accrue interest and will be returned as work progresses (50% at the time of certification of 50% of progress and the remaining upon certification of 90% of work progress). As a result of this transaction, the Company recognized a gain of Ps. 907 during the year ended June 30, 2004.
(v)	See Note 4 d (ii).
(vi)	On May 4, 2006, the Company entered into a barter agreement with an unrelated party, Koad S.A. (Koad) pursuant to which the Company exchanged an undeveloped parcel of land of its property for the future delivery of units of property in a building complex to be constructed by Koad on the land. Both parties valued the transaction in US$ 7,500. As consideration for the transaction, Koad made a down payment of US$ 50 and will settle the remaining balance through the delivery of 118 apartments and 55 parking units within a maximum period of 1,188 days. However, the final number of units to be received is subject to certain adjustments, depending on completion of milestone dates contemplated in the agreement. Koad encumbered the yet-to-be constructed building with a first-degree mortgage in favor of the Company in the amount of US$ 7,450 and two insurance policies aggregating US$ 2,500.

f. Trade accounts payable:

	As of June 30,
	2006		2005
Current
Suppliers	Ps.	96,407	Ps.	47,769
Accruals		26,300		17,253
Related parties (Note 11)		2,904		729
Foreign suppliers		1,024		973
Other		734		157

	Ps.	127,369	Ps.	66,881

Non-Current
Foreign suppliers	Ps.	1,010	Ps.	1,871
Accruals		36		78
Related parties (Note 11)		150		—

	Ps.	1,196	Ps.	1,949

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

g. Customer advances:

	As of June 30,
	2006		2005
Current
Advance payments from customers	Ps.	26,520	Ps.	20,911
Admission rights (Note 3.a.)		23,659		18,041
Lease advances (i)		12,302		10,966
Advance for the sale of a plot of land (ii)		2,366		1,006

	Ps.	64,847	Ps.	50,924

Non-Current
Admission rights (Note 3.a.)	Ps.	29,803	Ps.	26,061
Lease advances (i)		11,679		13,807

	Ps.	41,482	Ps.	39,868

(i)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 5.0 million as of June 30, 2006 respectively, and Ps. 1.2 million and Ps. 6.1 million as of June 30, 2005, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2006 the six-month LIBOR was 4.99%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the spaces it rents.
(ii)	As of June 30, 2006 and 2005, represents a payment received from Villa Hermosa S.A. in connection with a preliminary sale contract for a plot of land that is currently an integral part of the property located in Rosario. As of the date of these financial statements the deed has not been signed yet. Plot is valued at its net realizable value. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A.

h. Salaries and social security payable:

	As of June 30,
	2006		2005
Provision for vacation and bonuses	Ps.	10,632	Ps.	7,428
Salaries and social security payable		3,852		4,587
Other		339		321

	Ps.	14,823	Ps.	12,336

i. Short-term and long-term debt:

	As of June 30,
	2006		2005
Short-term debt
IRSA Convertible Notes (i)	Ps.	882	Ps.	1,726
APSA Convertible Notes (ii)		2,161		2,016
Collateralized Notes (iii)		18,067		11,364
Uncollateralized Loan Agreement (iii)		11,116		6,994
HASA collateralized loan (note 23)		783		23,138
Uncollateralized loans (iv)		52,208		22,752
APSA Syndicated Loan (v)		25,582		25,928

	Ps.	110,799	Ps.	93,918

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

i. Short-term and long-term debt (continued)

Long-term debt
IRSA Convertible Notes (i)	Ps.	86,120	Ps.	168,059
APSA Convertible Notes (ii)		47,812		44,821
Collateralized Notes (iii)		79,265		88,670
Uncollateralized Loan Agreement (iii)		48,749		54,544
Uncollateralized loans (iv)		98		8,661
APSA Syndicated Loan (v)		—		25,000
HASA collateralized loan (Note 23)		18,516		—

	Ps.	280,560	Ps.	389,755

(i)	See Note 10 for details of the issuance of IRSA Convertible Notes.
(ii)	On August 20, 2002, the Company´s subsidiary, APSA, issued an aggregate amount of US$ 50 million of uncollateralized convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The issuance was approved by the meeting of shareholders on December 4, 2001 and subsequently by the CNV on March 15, 2002. The issuance was authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. Proceeds from the issuance were used to repay certain short-term debt aggregating Ps. 27.3 million and the redemption of previously issued APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly, the old instrument was not derecognized. The outstanding balance was reclassified to non-current in these consolidated financial statements. The outstanding balance of the Convertible Notes as of June 30, 2006 amounts to US$ 47.2 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2006 amounts to US$ 47.2 million, of which US$ 31.7 million is held by the Company. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations..
(iii)	In November 2002 the Company completed the refinancing of the financial debts for US$ 117 million. The restructuring comprised a cash settlement –of US$ 13.6 million and new debt instruments in exchange for the balance. As a result, the Company issued US$ 37.4 million Collateralized Notes, a US$ 51 million Uncollateralized Loan Agreement and US$ 15 million of IRSA Convertible Notes. The Company issued US$ 37.4 million Collateralized Notes are due November 20, 2009 (the “Collateralized Notes”). The Collateralized Notes bear interest at 3-month LIBOR plus 200 basis points. Interest is payable quarterly, having commenced in February 2003. Under Argentine GAAP, the new debt instrument was discounted using an 8% interest rate. The Collateralized Notes require the Company to meet certain financial ratios and to comply with certain covenants, including restrictions on distribution of dividends, incurrence of debt and liens, mergers, acquisitions, asset dispositions, and certain payments, as well as, contains limitations on investments and capital expenditures. In addition, the Company has mortgaged certain real estate properties (See Note 13 for details). The outstanding balance of the Collateralized Notes amounts to US$ 31.5 million (equivalent to US$ 31.8million discounted at an interest rate of 8%).. The Uncollateralized Loan Agreement due November 20, 2009 payable in 20 quarterly equal installments having commencing in February 2005. The Uncollateralized Loan Agreement accrues interest at differentiated rates as follows: US$ 35 million of principal amount accrues interest at 3-month LIBOR plus 200 basis points while the remaining US$ 16 million of principal amount accrues interest at a fixed rate that is progressively increased. Interest is payable quarterly having commenced in February 2003. The Uncollateralized Loan Agreement contains similar restrictions and covenants as the Collateralized Notes. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled six installments amounting to US$ 3.45 million. As of June 30, 2006, the outstanding balance of the Uncollateralized

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

i. Short-term and long-term debt (continued)

Loan Agreement amounts to US$ 19.4 million (equivalent to US$ 19.6 million discounted at the interest rate of 8%).

(iv)	At June 30, 2006 uncollateralized loans include US$ 3 million related to a loan granted by Deutsche Bank S.A. to APSA for US$ 11 million in March 2005, of which US$ 5 million were repaid in April 4, 2005 with the proceeds received in connection with the settlement of the swap agreement and US$ 3 million repaid in February 1, 2006. The balance of the loan will be amortized in one installment on August 1, 2006. The loan accrues annual interest equivalent to Libor rate plus 3.25%. As of closing, the Company has cancelled the totality of the capital installments plus accrued interest. Uncollateralized loans also include short-term loans and overdraft facilities totaling Ps. 41.1 million and Ps. 13.8 million at June 30, 2006 and 2005. Also is included the APSA’s Interest payable to credit card trust.
(v)	On April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted APSA a syndicated loan in a total amount of Ps. 50 million (“APSA Syndicated Loan”), which will be amortized in four six-month equal and consecutive installments beginning October 5, 2005. The syndicated loan accrued interest at a 7.875% fixed rate during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. Proceeds from this loan were used to repay the balance of the APSA Notes at their maturity for Ps. 48.4 million. On October 5, 2005, April 5, 2006 and October 5, 2006, the first, second and third principal installments of Ps. 12.5 million were cancelled. On July 5, 2006 the Company cancelled the fifth interest falling due of the loan.

j. Taxes payable:

	As of June 30,
	2006		2005
Current
Income tax provision, net	Ps.	15,347	Ps.	6,409
Asset tax payable, net		4,061		4,894
VAT payable		5,676		4,333
Gross sales tax payable		3,217		2,495
Provision for tax on personal assets		3,150		2,241
Income tax withholdings		1,045		731
Value added tax withholdings		555		339
Other		877		910

	Ps.	33,928	Ps.	22,352

Non-Current
Gross sales tax payable	Ps.	2,881	Ps.	2,848
Deferred income tax (Note 17)		12,045		18,924

	Ps.	14,926	Ps.	21,772

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

k. Other liabilities:

	As of June 30,
	2006		2005
Current
Seller financings (i)	Ps.	12,934	Ps.	11,348
Accrual for directors fees, net of advances (Note 11)		13,478		7,052
Provision for contingencies (Note 28.c.) (ii)		8,755		9,776
Donations payable (Note 11)		2,500		3,960
Related parties (Note 11)		3,906		2,829
Guarantee deposits		3,658		924
Accruals		682		514
Contributed leasehold improvements (iv)		526		525
Unearned income (iii)		—		110
Dividends payable (Note 11)		—		39
Others		2,616		2,027

	Ps.	49,055	Ps.	39,104

	As of June 30,
	2006		2005
Non-Current
Contributed leasehold improvements (iv)	Ps.	10,947	Ps.	11,473
Provision for contingencies (Note 28.c.) (ii)		10,942		11,027
Related parties (Note 11)		7,801		1,732
Guarantee deposits		2,475		2,787
Seller financings (i)		—		5,030
Unearned income (iii)		—		2,345
Document liability		92		—
Other		20		20
Less:
Present value – other liabilities		(25)		(4)

	Ps.	32,252	Ps.	34,410

(i)	As of June 30, 2006 the balances were primarily comprised of (a) Ps. 6.4 million related to the financing of the acquisition of Shopping Neuquén S.A.’s shares. This loan accrues interest equivalent to LIBOR for six months at the beginning of the six-month period from February 2, 2002. At June 30, 2006 the applicable LIBO rate was the one at March 1, 2006 of 4.99%, and (b) Ps. 5.4 million maturing on September 29, 2006 corresponding to the financed acquisition of Mendoza Plaza Shopping shares (See Note 2.f.)
(ii)	This reserve relates to: (a) labor lawsuits filed against the Company, (b) a tax assessment issued by the authorities relating to differences in the computation of estimated useful lives of shopping centers (c) the claims related to Shopping Neuquén further discussed in Note 20, (d) the Llao Llao litigation further discussed in Note 21 and (e) other claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management’s attention.
(iii)	On February 2, 1999 Mendoza Plaza Shopping S.A. (indirect subsidiary of the Company) entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2.9 million, which was accrued over a period of the properly appreciation, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping acquired the store that belonged to Riocruz S.C.S. (C&A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of Ps. 2.4 million, due to accelerated depreciation which is shown in “Other expenses, net” of the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

k. Other liabilities (continued)

(iv)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2006, 2005 and 2004.

l. Mortgages payable

	As of June 30,
	2006		2005
Current
Mortgage payable Bouchard 710 (Note 13) (i)	Ps.	14,809	Ps.	22,527
Mortgage payable San Martín de Tours (Note 13)		3,598		2,935

	Ps.	18,407	Ps.	25,462

Non-Current
Mortgage payable Bouchard 710 (Note 13) (i)	Ps.	14,722	Ps.	27,627

	Ps.	14,722	Ps.	27,627

(i)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 422. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, mensual and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of June 30, 2006 the company has cancelled eleven principal installments for an amount of US$ 4,056, being the balance of principal US$ 9,569.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

5. Shareholders’ equity

a. Common stock

As of June 30, 2006, the Company had 435,448,510 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2004, 2005 and 2006:

	Common Stock					Approved by
	Shares issued	Par value		Additional paid-in-capital		Body	Date	Date of registration
Balances as of June 30, 2003	212,011,804	Ps.	212,013	Ps.	569,489

Conversion of debt into common shares (Note 10)	23,734,388		23,734		14,312	Board of Directors Meeting	August 22, December 31, 2003; March 31, June 30, 2004	Pending
Exercise of warrants (Note 10)	13,056,801		13,056		11,704

Balances as of June 30, 2004	248,802,993	Ps.	248,803	Ps.	595,505

Conversion of debt into common shares (Note 10)	52,448,952		52,449		31,001	Board of Directors Meeting	September 30, December 30, 2004; March 31, June 30, 2005	Pending
Exercise of warrants (Note 10)	56,014,503		56,015		49,665

Balances as of June 30, 2005	357,266,448	Ps.	357,267	Ps.	676,171

Conversion of debt into common shares (Note 10)	55,961,675		55,961		37,360	Board of Directors Meeting	January 17, February 3, February 20, March 30, April 17, September 29, 2006	Pending
Exercise of warrants (Note 10)	22,220,387		22,220		21,423
Accumulated losses absorption of approved by shareholders meeting held 11/29/05					(75,043)

Balances as of June 30, 2006	435,448,510	Ps.	435,448	Ps.	659,911

b. Capital nature transactions

From time to time, the Company may repurchase outstanding shares of common stock when it believes that its stock price is undervalued in the marketplace There are no treasury shares as of any of the years presented.

c. Inflation adjustment of common stock

As mentioned in Note 2.c. the Company’s consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements through February 28, 2003. The inflation adjustments related to common stock and treasury stock were appropriated to inflation adjustment reserves that form part of shareholders’ equity. According to Argentine GAAP, the balances of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

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

6. Segment information

The Company is required to disclose segment information in accordance with Technical Resolution No 18 “Specific Considerations for the Preparation of Financial Statements” (“RT 18”). RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company´s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and sales of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations and Financial operations and others.

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

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions, financing income and results from securitized receivables operations..

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2006:

	Development and sale of properties		Office and other non- shopping center rental properties (a)		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	103,966	Ps.	30,565	Ps.	337,972	Ps.	103,763	Ps.	1,414	Ps.	577,680
Costs		(54,200)		(8,987)		(121,315)		(57,971)		(1,358)		(243,831)

Gross profit		49,766		21,578		216,657		45,792		56		333,849
Gain from valuation of inventories at net realizable value		9,063		—		—		—		—		9,063
Selling expenses		(1,797)		(1,020)		(46,600)		(10,688)		—		(60,105)
Administrative expenses		(12,140)		(10,724)		(51,762)		(20,998)		—		(95,624)
Net income from retained interest in securitized receivables		—		—		2,625		—		—		2,625
Gain from operations and holdings of real estate assets, net		52		2,619		9,499		446		—		12,616

Operating income		44,944		12,453		130,419		14,552		56		202,424
Amortization of goodwill		—		—		(1,080)		—		—		(1,080)
Equity (loss) gain from related companies		—		—		(1,599)		146		43,110		41,657
Financial results, net		(5,629)		(4,788)		(23,167)		(1,935)		(5,862)		(41,381)
Other expenses, net		—		—		(9,761)		(415)		(8,890)		(19,066)

Income before taxes and minority interest		39,315		7,665		94,812		12,348		28,414		182,554
Income tax and asset tax		(2,053)		(2,451)		(48,458)		(3,852)		(1,977)		(58,791)
Minority interest		—		(1,077)		(21,956)		(4,157)		—		(27,190)

Net income		37,262		4,137		24,398		4,339		26,437		96,573
Acquisitions of fixed assets and intangible assets		619		320		33,110		20,070		—		54,119
Depreciation and amortization (b)		253		7,903		63,152		9,671		—		80,979
Non-current investments in affiliated companies		—		—		129		—		265,082		265,211

Operating assets		386,740		359,725		1,213,915		145,796		—		2,106,176
Non-operating assets		49,624		46,158		29,191		13,310		495,662		633,945

Total assets	Ps.	436,364	Ps.	405,883	Ps.	1,243,106	Ps.	159,106	Ps.	495,662	Ps.	2,740,121

Operating liabilities		15,183		52,688		227,622		21,281		—		316,774
Non-operating liabilities		81,414		72,126		256,575		59,030		18,447		487,592

Total liabilities	Ps.	96,597	Ps.	124,814	Ps.	484,197	Ps.	80,311	Ps.	18,447	Ps.	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2005:

	Development and sale of properties		Office and other non- shopping center rental properties (a)		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	32,311	Ps.	19,431	Ps.	230,087	Ps.	87,120	Ps.	940	Ps.	369,889
Costs		(17,542)		(7,746)		(92,883)		(48,924)		(979)		(168,074)

Gross profit (loss)		14,769		11,685		137,204		38,196		(39)		201,815
Gain from valuation of inventories at net realizable value		17,317		—		—		—		—		17,317
Selling expenses		(1,961)		(922)		(24,151)		(9,792)		—		(36,826)
Administrative expenses		(9,514)		(9,223)		(31,385)		(19,434)		—		(69,556)
Net income from retained interest in securitized receivables		—		—		423		—		—		423
Gain from operations and holdings of real estate assets, net		521		12,228		13,093		2,096		—		27,938

Operating income (loss)		21,132		13,768		95,184		11,066		(39)		141,111
Amortization of goodwill		—		—		(1,663)		—		—		(1,663)
Equity (loss) gain from related companies		—		—		(1,989)		12,197		56,999		67,207
Financial results, net		(5,846)		(4,283)		(17,284)		(4,189)		19,385		(12,217)
Other (expenses) income, net		—		—		(8,315)		223		(6,742)		(14,834)

Income before taxes and minority interest		15,286		9,485		65,933		19,297		69,603		179,604
Income tax and asset tax		(13,089)		(1,784)		(33,615)		(1,179)		(3,540)		(53,207)
Minority interest		—		(2,112)		(17,216)		(3,824)		—		(23,152)

Net income		2,197		5,589		15,102		14,294		66,063		103,245
Acquisitions of fixed assets and intangible assets		—		20,370		50,921		8,025		—		79,316
Depreciation and amortization (b)		252		6,672		58,343		8,824		—		74,091
Non-current investments in affiliated companies		—		—		808		—		219,432		220,240

Operating assets		343,803		364,420		1,124,780		133,035		—		1,966,038
Non-operating assets		55,442		58,766		10,678		2,136		431,366		558,388

Total assets	Ps.	399,245	Ps.	423,186	Ps.	1,135,458	Ps.	135,171	Ps.	431,366	Ps.	2,524,426

Operating liabilities		11,040		68,129		147,915		20,313		—		247,397
Non-operating liabilities		96,332		72,266		308,153		44,735		57,475		578,961

Total liabilities	Ps.	107,372	Ps.	140,395	Ps.	456,068	Ps.	65,048	Ps.	57,475	Ps.	826,358

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2004:

	Development and sale of properties		Office and other non- shopping center rental properties (a)		Shopping centers		Hotel operations		Financial operations and others		Total
Revenues	Ps.	30,257	Ps.	15,144	Ps.	143,250	Ps.	71,295	Ps.	859	Ps.	260,805
Costs		(25,849)		(8,273)		(72,447)		(40,049)		(798)		(147,416)

Gross profit		4,408		6,871		70,803		31,246		61		113,389
Selling expenses		(3,957)		(54)		(9,827)		(8,150)		—		(21,988)
Administrative expenses		(6,689)		(4,331)		(23,607)		(15,613)		—		(50,240)
Net income from retained interest in securitized receivables		—		—		261		—		—		261
Gain from operations and holdings of real estate assets, net		7,037		27,743		25,631		2,655		—		63,066

Operating income		799		30,229		63,261		10,138		61		104,488
Amortization of goodwill		—		—		(2,904)		—		—		(2,904)
Equity (loss) gain from related companies		(189)		—		(1,127)		—		27,969		26,653
Financial results, net		(6,127)		(6,205)		(12,266)		(4,930)		41,351		11,823
Other expenses, net		—		—		(5,845)		(2,116)		(5,675)		(13,636)

(Loss) income before taxes and minority interest		(5,517)		24,024		41,119		3,092		63,706		126,424
Income tax and asset tax expense		(462)		(3,268)		(16,311)		(3,060)		(2,619)		(25,720)
Minority interest		429		(1,279)		(9,275)		(2,717)		—		(12,842)

Net (loss) income		(5,550)		19,477		15,533		(2,685)		61,087		87,862
Acquisitions of fixed assets		232		54		21,674		4,390		—		26,350
Depreciation and amortization (b)		(1,217)		5,962		52,612		8,134		—		65,491

Non-current investments in affiliated companies		—		—		7,198		—		162,659		169,857

Operating assets		295,869		275,849		992,036		131,478		—		1,695,232
Non-operating assets		59,335		55,321		64,851		7,019		326,568		513,094

Total assets	Ps.	355,204	Ps.	331,170	Ps.	1,056,887	Ps.	138,497	Ps.	326,568	Ps.	2,208,326

Operating liabilities		6,598		6,652		94,386		14,330		—		121,966
Non-operating liabilities		105,598		107,362		191,289		36,733		215,287		656,269

Total liabilities	Ps.	112,196	Ps.	114,014	Ps.	285,675	Ps.	51,063	Ps.	215,287	Ps.	778,235

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

7. Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2006		2005		2004
Gain from holding of investment in real estate assets, net	Ps.	12,616	Ps.	27,938	Ps.	63,066

	Ps.	12,616	Ps.	27,938	Ps.	63,066

8. Financial results, net:

	Year ended June 30,
	2006		2005		2004
Generated by assets:
Exchange gain (loss)	Ps.	21,546	Ps.	(3,519)	Ps.	16,543
Interest income		12,312		4,870		5,261
Financial operating net results		10,782		17,752		52,858
Results from derivative instruments (Note 14)		2,942		6,533		17,641
Interest on discounting assets		456		173		1,695

	Ps.	48,038	Ps.	25,809	Ps.	93,998

Generated by liabilities:
Discounts	Ps.	—	Ps.	2,205	Ps.	7,235
Interest on discounting liabilities		20		(134)		(294)
Exchange (loss) gain		(39,274)		7,504		(29,578)
Financial expenses (Note 28.f)		(50,165)		(47,601)		(59,538)

		(89,419)		(38,026)		(82,175)

Financial results, net	Ps.	(41,381)	Ps.	(12,217)	Ps.	11,823

9. Other expenses, net:

	Year ended June 30,
	2006		2005		2004
Other income:
Recovery of allowance for doubtful accounts, net	Ps.	8	Ps.	78	Ps.	184
Gain on early redemption of loans		—		—		785
Easement income (i)		2,428		—		—
Other		822		615		1,700

	Ps.	3,258	Ps.	693	Ps.	2,669

Other expenses:
Provision for contingencies	Ps.	(373)	Ps.	(2,312)	Ps.	(5,374)
Tax on personal assets		(5,848)		(6,977)		(4,076)
Donations		(2,921)		(4,203)		(2,685)
Loss on fire damages and reimbursed expenses		(7,531)		—		—
Tax amnesty plan for gross sales tax payable		—		—		(2,133)
Tax on bank accounts operations		(803)		(745)		(780)
Unrecoverable VAT		(2,743)		(839)		(727)
Other		(2,105)		(451)		(530)

		(22,324)		(15,527)		(16,305)

Other expenses, net	Ps.	(19,066)	Ps.	(14,834)	Ps.	(13,636)

(i)	See note 4.k. (iii)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

10. Issuance of IRSA Convertible Notes

On November 21, 2002, the Company issued US$ 100 million of 8% convertible notes due 2007 (the “IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85 million in cash and the settlement of certain liabilities (See Note 4.i.). In accordance with the agreement, the IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares of the Company. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. Under Argentine GAAP no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of the IRSA Convertible Notes were mainly used to the settlement and restructuring of the debts outstanding at that date and for working capital needs.

As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price and the warrants exercise price was decreased to US$ 0.54505 and to US$ 0.65406, respectively.

During the years ended June 30, 2003, 2004, 2005 and 2006, certain holders of IRSA Convertible Notes (aggregating US$ 72.0 million) exercised their conversion rights and, as a result, the Company issued 12,531 shares, 23,734,388 shares, 52,448,952 shares and 55,961,675 shares of common stock, respectively. During the years ended June 30, 2004, 2005 and 2006, the Company also issued 91,291,691 shares of common stock in exchange for US$ 59.7 million in cash as a result of the exercise of warrants. As of June 30, 2006, the outstanding balance of the IRSA Convertible Notes amounted to U$S 28.0 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction /caption	2006		2005		2004		2006		2005
Red Alternativa S.A.	Subsidiary of ITNV, equity investee of the Company (sold in 2006)	Mortgages and leases receivables, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	9
		Rental Income		—		168		137		—		—
		Sales and Development		—		30		16		—		—

Altocity.com S.A.	Subsidiary of E-Commerce S.A., an equity investee of the Company	Mortgages and leases receivables, net (current)		—		—		—		—		10
		Other receivables and prepaid expenses (current)		—		—		—		596		139
		Other liabilities (current)		—		—		—		(471)		(188)
		Rental income		—		19		97		—		—
		Sales and developments		2		30		46		—		—
		Trade account payable (current)		—		—		—		(1)		(11)

Alternativa Gratis S.A.	Subsidiary of ITNV, equity investee of the the Company	Sales and development		—		38		38		—		—

Hoteles Sheraton de Argentina S.A.C	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—		—		(77)		(198)

BHSA	Equity investee of the Company (i)	Investments (current)		—		—		—		2,704		3,523
		Results from holding and operations		49		—		12,300		—		—
		Short term debts		—		—		—		(2)		—
		Long term debts		—		—		—		(22)		—

Compañía. de servicios Hoteleros S.A.	Minority Shareholder of HASA	Trade account payable (current)		—		—		—		—		(37)

Banco de Crédito	Subsidiary of BHSA,	Mortgages and leases receivables, net (current)		—		—		—		23		—

Cresud S.A.C.I.F. y A.	Shareholder of the Company	Mortgages and leases receivables, net (current)		—		—		—		133		56
		Other receivables and prepaid expenses (current)		—		—		—		878		232
		Trade accounts payable (current)		—		—		—		(1,550)		(12)
		Trade accounts payable (non-current)		—		—		—		(150)		—
		Other liabilities (current)		—		—		—		—		(39)
		Short and long-term debts- IRSA Convertible Notes		—		—		—		(37,411)		(106,566)
		Accrued interest		(7,124)		9,965		21		—		—
		Sales and developments		607		405		361		—		—
		Cost of services		—		(53)		(92)		—		—

Dolphin Fund Management S.A.	Related party (iii)	Sales and developments		—		—		20		—		—
		Cost of services		—		—		(109)		—		—
		Rental expense		—		—		(138)		—		—
		Results from holding and operations		(32)		16,269		1,298		—		—

Dalor	Minority shareholder of Tarshop S.A., a subsidiary of the Company	Other Liabilities (current)		—		—		—		(100)		(161)

Goldman Sachs	Shareholder of APSA until November 30, 2004	Accrued interest		—		—		(1,382)		—		—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2006		2005		2004		2006	2005
E-Commerce Latina S.A.	Equity investee	Other receivables and prepaid expenses (current)	Ps.	—	Ps.	—	Ps.	—	Ps. 25	Ps. 19
		Investments (current/non- current)		—		—		—	129	—

Estudio Zang (legal advisory)	Shareholders of law firm are directors of the Company	Cost of legal services		(1,612)		(1,083)		(243)	—	—
		Other liabilities (current)		—		—		—	—	—
		Trade accounts payable (current)		—		—		—	(179)	(289)
		Mortgages and leases receivables, net (current)		—		—		—	—	27

Grupo Sutton	Shareholder of Llao Llao Resorts S.A., subsidiary of the Company	Accrued interest		(244)		—		61	—	—
		Other liabilities (current)		—		—		—	(118)	—
		Other liabilities (non-current)		—		—		—	(6,875)	—

Fundación IRSA	(iv)	Donations		(2,597)		(4,053)		(2,389)	—	—
		Other liabilities-Donations Payable- (current)		—		—		—	(2,500)	(3,960)
		Sales and developments		14		—		—	—	—
		Mortgages and leases receivables, net (current)		—		—		—	14	—

Bass Hotels & Resorts BV	Shareholder of Nuevas Fronteras S.A., subsidiary of the Company	Trade accounts payable (current)		—		—		—	(318)	(166)
		Sales and developments		2,629		2,110		1,560	—	—

IRSA Telecomunicaciones N.V.	Equity investee of the Company	Other liabilities (current)		—		—		—	—	(17)

IFIS S.A.	Indirect shareholder	Accrued interest		—		—		54	—	—

Managers, Directors and other staff of the Company	(ii)	Other receivables and prepaid expenses (current) (personnel loans)		—		—		—	803	410
		Other receivables and prepaid expenses (non- current)		—		—		—	51	46
		Expenses to be recovered		8		6		5	—	—
		Interest and exchange differences		(7)		—		—	—	—

Falabella S.A.	Minority shareholder of Mendoza Plaza Shopping, a subsidiary of the Company	Other liabilities (current)		—		—		—	(989)	(773)
		Other receivables and prepaid expenses (current)		—		—		—	164	454
		Other liabilities (non- current)		—		—		—	(926)	(1,732)
		Accrued interest		(305)		79		—	—	—
		Other liabilities - Dividends		—		—		—	—	(39)

Starwood	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—		—	(113)	—
		Mortgages and leases receivables, net (current)		—		—		—	34	19

Halac	Minority shareholder of Tarshop S.A., subsidiary of the Company	Other liabilities (current)		—		—		—	(771)	(1,322)

Consultores Assets Management S.A.	(v)	Mortgages and leases receivables, net (current)		—		—		—	75	25
		Other receivables (current)		—		—		—	13	—
		Trade accounts payable (current)		—		—		—	(1)	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction /caption	2006		2005		2004		2006		2005
Metronec S.A.	Tarshop S.A. shareholder equity investee	Other liabilities (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,242)	Ps.	(126)
		Trade accounts payable (current)		—		—		—		(855)		—

Metroshop S.A.	Subsidiary of Tarshop S.A., subsidiary of APSA	Other receivables and prepaid expenses (current)		—		—		—		4,057		800
		Trade accounts payable (current)		—		—		—		—		(214)

Museo de los niños	Related party	Other receivables and prepaid expenses (current)		—		—		—		6		1

Parque Arauco S.A.	Shareholder of APSA	Other liabilities (current)		—		—		—		—		(5)
		Bank and financial loans (current)		—		—		—		(2,158)		(2,007)
		Bank and financial loans (non current)		—		—		—		(47,748)		(44,669)

Directors	Related party	Other liabilities, accrual for directors fees		—		—		—		(13,478)		(7,052)
		Administrative expenses		(14,859)		(11,168)		(8,626)		—		—
		Director’s guarantee deposits		—		—		—		—		(12)
		Bank and financial loans (current)		—		—		—		(1)		(8)
		Bank and financial loans (non current)		—		—		—		(41)		(183)
		Mortgages and leases receivables, net (current)		—		—		—		8		—

ECIPSA Holding S.A.		Mortgages and leases receivables, net (current)		—		—		—		8		—
		Other liabilities (current)		—		—		—		(25)		—

(i)	The Company is a shareholder of BHSA and Banco de Crédito y Securitización S.A... During the year ended June 30, 2004 the Company changed the method of accounting for these investments from fair market value and cost, respectively, to the equity method of accounting. See note 3.c. (ii) a) for details.
(ii)	The Company provided loans and advances to employees and directors, the balances of which amounted to Ps. 854 and Ps. 458 as of June 30, 2006 and 2005, respectively. Such balances are to be repaid via scheduled payroll deductions.
(iii)	An open -ended investment fund which is related to our chairman Eduardo Elsztain.
(iv)	A not-for-profit organization whose chairman is Eduardo Elsztain.
(v)	A shareholder and director of Cresud (Shareholder of the Company) owns 85% of the capital stock of CAM. Remaining 15% is owned by Cresud´s first vice chairman of Board

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

12. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2006 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments	Ps.	11,430	Ps.	3,944	Ps.	2,072	Ps.	1,507	Ps.	39,930	Ps.	1,520	Ps.	109,947	Ps.	608,051	Ps.	778,401
Mortgages and leases receivable, net		46,638		16,433		11,568		8,307		33,044		30,580		1,385		—		147,955
Other receivables and prepaid expenses		804		10,228		2,755		3,166		48,147		6,502		28,704		49,735		150,041

	Ps.	58,872	Ps.	30,605	Ps.	16,395	Ps.	12,980	Ps.	121,121	Ps.	38,602	Ps.	140,036	Ps.	657,786	Ps.	1,076,397

Liabilities
Trade accounts payable	Ps.	106,617	Ps.	12,064	Ps.	1,129	Ps.	268	Ps.	1,196	Ps.	3,891	Ps.	3,400	Ps.	—	Ps.	128,565
Customer advances		28,982		10,509		9,712		11,474		41,482		205		3,965		—		106,329
Salaries and social security payable		13,409		54		1,360		—		—		—		—		—		14,823
Mortgages payable		7,184		3,662		3,741		3,820		14,722		—		—		—		33,129
Short and long term debt		61,071		17,772		9,333		21,833		280,560		748		42		—		391,359
Taxes payable		14,046		16,136		65		3,656		2,906		—		25		12,020		48,854
Other liabilities		19,083		7,610		8,636		559		21,302		440		12,727		10,950		81,307

	Ps.	250,392	Ps.	67,807	Ps.	33,976	Ps.	41,610	Ps.	362,168	Ps.	5,284	Ps.	20,159	Ps.	22,970	Ps.	804,366

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	23,538	Ps.	117	Ps.	10,744	Ps.	39,813	Ps.	96,138	Ps.	608,051	Ps.	778,401
Mortgages and leases receivable, net		560		502		5,378		12,542		108,973		20,000		147,955
Other receivables and prepaid expenses		607		26		1		3,655		51,551		94,201		150,041

	Ps.	24,705	Ps.	645	Ps.	16,123	Ps.	56,010	Ps.	256,662	Ps.	722,252	Ps.	1,076,397

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	1,024	Ps.	1,010	Ps.	126,345	Ps.	186	Ps.	128,565
Customer advances		—		—		1,220		5,045		63,627		36,437		106,329
Salaries and social security payable		—		—		—		—		14,823		—		14,823
Mortgages payable		14,809		14,722		—		—		3,598		—		33,129
Short and long term debt		78,834		152,754		27,950		122,006		4,015		5,800		391,359
Taxes payable		251		2,316		—		—		33,677		12,610		48,854
Other liabilities		4,280		7,799		6,068		—		38,707		24,453		81,307

	Ps.	98,174	Ps.	177,591	Ps.	36,262	Ps.	128,061	Ps.	284,792	Ps.	79,486	Ps.	804,366

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

13. Restricted assets

In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, Puerto Retiro, the sole asset of which is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition of Puerto Retiro by the Company, Puerto Retiro had acquired the above mentioned land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustains the Indarsa did not cancel the outstanding balance of the purchase price of Tandanor, and as a result of this, through its Ministry of Defense, petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government is seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and persons. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land previously acquired from Tandanor. The Company is vigorously defending against this case. The management and legal advisors of the Company believe that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 46.5 million at June 30, 2006.

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

The Company gave a first mortgage on the property identified as “Bouchard 710” as guarantee of the amount owed for its purchase. The mortgage payable is maturing in May 26, 2008. At June 30, 2006 and 2005, the mortgage payable amounted to US$ 13,625.

The Company has mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV) in connection with the issuance of the Collateralized Notes. At June 30, 2006 mortgaged properties had a net book value of Ps. 84.0 million.

The Company has mortgaged certain real estate properties (Sheraton Libertador Hotel) as guarantee for the payment of a loan obtained by Hoteles Argentinos S.A., a subsidiary of the Company. The real estate properties had a net book value of Ps. 30.7 at June 30, 2006. For details of the debt, see Note 23.

At June 30, 2006, the Company had restricted funds amounting to Ps. 1 million of which Ps. 0.1 million relates to certain labor lawsuits of the Company and Ps. 0.9 relates to the Llao Llao litigation. Restricted funds are classified within other current receivables.

On July 5, 2005 the AFIP (tax authorities) filed a precautionary measure for a claim of $3,000 approximately related to a disagreement in the accrual calculation of the rights of admission of income tax. The measure was opposed in the file named “Alto Palermo S.A. against Tax Revenues Administration on Recourse of Appeal”, record no. 25,030-i, Court a, 3rd nomination. APSA and its legal advisors opine that the AFIP claim is technically unfounded.

As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed with the Federal Court for Administrative proceedings a preliminary injunction for an aggregate amount of Ps. 3,689, plus and added amount –provisionally estimated– of Ps. 900 in order to respond to legal costs and interests. The main dispute is about the amount due of the admission rights of the capital gains tax. In first instance AFIP pleaded for a general restraining order. As of November 29, 2006, the Federal Court ordered to substitute said order for an attachment on the plot of land where we have our Caballito Project.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

14. Derivative financial instruments

The Company’s derivative activity during fiscal years 2006, 2005 and 2004 is presented below:

-	Interest rate swap agreements

(a)	To minimize exposure on interest rate risk, on June 16, 2005 the Company entered into an interest rate swap agreement with Deutsche Bank AG (“the Agreement”) maturing in November 2009 to effectively convert certain dollar-denominated variable rate debt (Uncollateralized Loan Agreement and Collateralized Notes) to dollar-denominated fixed rate debt. The Uncollateralized Loan Agreement and the Collateralized Notes accrue interest at LIBOR plus 2%. Pursuant to this Agreement, the Company will pay interest at a fixed rate of 4.27% and collect interest at LIBOR. The purpose of such swap arrangements was to fully cover the risk of interest rates of the above-mentioned debts. The amortization scheme, the dates for payment of interest and principal, the dates for determining interest rates, the referential index for calculating interests and the calculation basis for the interest agreed in both swap contracts totally coincided with the issuance conditions of each one of the debts. On October 24, 2005, the Company settled the Agreement and realized the gain of US$ 402. At June 30, 2005 the fair market value of the Agreement was not significant.

(b)	Also, to minimize exposure on interest rate risk, the Company´s subsidiary, APSA, entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 30, 2001, APSA had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through April 2005. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation prevailing at that time. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As collateral for the revised agreement, APSA was required to deposit US$ 50.0 million with the counterparty. At June 30, 2004 the swap agreement had a fair market value of US$ (45.4) million. The swap agreement was settled at maturity and, as a result, the Company collected US$ 5.5 million in cash representing the net amount of the collateral deposit and the fair market value of the swap at its maturity. During the years ended June 30, 2005 and 2004 the Company recognized gains of Ps. 5.2 million and Ps. 11.2 million, respectively, in connection with the swap agreement, which have been included within “Financial results, net” in the accompanying consolidated statements of income.

-	Option and future contracts to purchase metals

From time to time the Company engages in derivative instrument activity for trading purposes. As of June 30, 2006, there were no outstanding future contracts or guarantees or deposits related to derivative financial instruments. As of June 30, 2005, the Company had approximately 35 future contracts to purchase silver at an average price of US$ 7.7075 per ounce with maturities through September 2005. As collateral for these contracts, the Company maintained deposits amounting to Ps. 358 as of June 30, 2005. The fair market value of these contracts amounted to Ps. (89) as of June 30, 2005. The deposit net of their fair market value was shown within other receivables and prepaid expenses in the accompanying balance sheet. During the years ended June 30, 2006 and 2005, the Company recognized gains of Ps. 2,942 and Ps. 1,311 related to these contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

15. Mortgage receivable securitization

On November 2, 2001 the Company entered into a securitization program with Banco Sudameris (“BS”). Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgages receivable to a trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgages receivable sold under this program were excluded from accounts receivable in the consolidated financial statements. The Company’s retained interest in Class A, B and C debt securities were valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method. At June 30, 2006 the Company’s retained interest in Class D equity security amounted to Ps. 2,311. Class A, B and C debt certificates had been fully amortized at June 30, 2004.

16. Tarshop credit card receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors.

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

At the time of the securitization, Tarshop transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Gain or losses on CPs are reported as a component of net income in credit card trust. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income (loss) in credit card trust” in the accompanying statements of income. Expenses related to the securitization of receivables are expensed as incurred.

At June 30, 2006 the Company has twelve securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 312.4 million of its customer credit card receivable balances to Trusts in exchange for Ps. 258.8 million in cash proceeds, Ps. 25.5 million variable rate interest TDFs, and Ps. 28.1 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 14.4 million 7.75% fixed-rate interest TDFs, Ps. 38.5 million 9.00% fixed-rate interest TDFs, Ps. 27.5 million 10.25% fixed-rate interest TDFs, Ps. 16.0 million 10.50% fixed-rate interest TDFs, Ps. 18.2 million 11.50% fixed-rate interest TDFs, Ps. 58.9 million 12.00% fixed-rate interest TDFs, Ps. 22.0 million 12.50% fixed-rate interest TDFs, Ps. 61.9 million 13.00% fixed-rate interest TDFs, and Ps. 1.6 million 12.00% fixed-rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 6.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

17. Income and asset tax

As described in Note 3.m., the Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2006, 2005 and 2004 consists of the following:

	2006		2005		2004
Current income and asset tax expense	Ps.	51,858	Ps.	45,792	Ps.	8,303
Deferred income tax expense		6,933		7,415		17,417

Income and asset tax expense	Ps.	58,791	Ps.	53,207	Ps.	25,720

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2006 and 2005 are presented below:

	Balances at beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Investments	Ps.	(8,557)	Ps.	(1,454)	Ps.	(10,011)
Accounts receivable		2,709		3,038		5,747
Other receivables and prepaid expenses		(8,465)		(276)		(8,741)
Inventory		2,771		(9,773)		(7,002)
Fixed assets		(22,723)		8,164		(14,559)
Intangible assets		(362)		(268)		(630)
Short-term and long-term debt		4,193		(4,264)		(71)
Liabilities		9,689		924		10,613
Tax loss carryforwards		106,370		(15,997)		90,373
Valuation allowance		(42,788)		12,960		(29,828)

Net deferred income tax asset	Ps.	42,837	Ps.	(6,946)	Ps.	35,891

Income tax expense for the years ended June 30, 2006, 2005 and 2004 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2006		2005		2004
Pretax income	Ps.	182,554	Ps.	179,604	Ps.	126,424
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		63,894		62,861		44,248
Non-deductible expenses		4,416		(1,930)		4,405
Equity gain from related company		(14,580)		(23,522)		(9,329)
Change in valuation allowance		(14,453)		3,005		4,947
Inflation adjustment, net of impairment effect		17,566		14,365		(15.607)
Others, net		1,948		(1,572)		(2,944)

Income and asset tax expense	Ps.	58,791	Ps.	53,207	Ps.	25,720

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

17. Income and asset tax (continued)

As of June 30, 2006, the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 258.2 million, which expire at various dates beginning 2006 and ending 2011.

18. Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2006		2005		2004
Numerator:
Net income available to common shareholders	Ps.	96,573	Ps.	103,245	Ps.	87,862
Plus: income impact of assumed conversions:
Interest expense on convertible debt		11,832		17,856		22,082
Foreign currency exchange loss (gain) on convertible debt		10,836		(5,250)		15,583

Net income available to common shareholders plus assumed conversions	Ps.	119,241	Ps.	115,851	Ps.	125,527

Denominator:
Weighted-average number of shares outstanding	Ps.	379,506	Ps.	280,282	Ps.	225,005
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		143,130		221,098		329,266

Adjusted weighted-average number of shares	Ps.	522,636	Ps.	501,380	Ps.	554,271

Basic and diluted EPS:
Basic EPS	Ps.	0.25	Ps.	0.37	Ps.	0.39
Diluted EPS	Ps.	0.23	Ps.	0.23	Ps.	0.23

19. Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2006	2005	2004
Cash and banks	103,018	98,244	93,096
Current investments	130,420	113,690	70,804

Total cash and banks and current investments as per balance sheet	233,438	211,934	163,900
Less: Items not considered cash and cash equivalents
- Mutual funds	54,241	49,638	33,647
- Retained interest in transferred credit card receivable	184	10,488	6,677
- Government bonds	644	4,563	365
- Retained interest in transferred mortgages receivable	10,319	558	252
- Mortgage bonds issued by BHSA.	2,704	3,523	—
- Other investments	1,406	575	46

Cash and cash equivalents as shown in the consolidated statement of cash flows	163,940	142,589	122,913

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

20. Shopping Neuquén S.A.

On July 6, 1999, APSA acquired 95% ownership of Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps.4.2 million. Shopping Neuquén’s sole asset is a plot of land of approximately 50,000 square meters in which the Company seek to develop a shopping center. The proposed project also contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex, none of which have begun. APSA paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. The balance of the purchase price has not been paid. On August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against us seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs. In September 2003, APSA answered the complaint and raised several defenses including, plaintiffs’ non-compliance with her duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. APSA also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to our counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus our contract readjustment claim was inadmissible. The matter is currently subject to appeal, as the ruling of the trial court was appealed by both former shareholders of Shopping Neuquén and us. If APSA cannot reach agreement with the former owners of Shopping Neuquén, and would be compelled to pay the sum that the court determines. As of September 30, 2006, the Ps. 3.3 million deferred balance of the purchase price remains unpaid. APSA maintains a provision of Ps. 2.5 million which represents APSA’s best estimate of the probable loss to be incurred in connection with these claims.

In June 2001, Shopping Neuquén filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already made by Shopping Neuquén would be lost and passed on to the Municipality of Neuquén, leaving Shopping Neuquén with no right to compensation.

On January 21, 2003, Shopping Neuquén submitted its response to the Decree 1437/02 requesting its revocation and requesting permission to submit a new construction timetable. The Municipal Executive issued Decree 585/2003 rejecting these requests. On May, 2003, Shopping Neuquén filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén had expired. The decision, however, is not final. APSA filed an appeal, but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the Supreme Court of Neuquén declares the appeal admissible, the final decision will then be made by the Federal Supreme Court, but if it is declared inadmissible APSA will then file an appeal directly with the Federal Supreme Court.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new time table to implement the commercial and housing project. In addition, Shopping Neuquén will be empowered to transfer to third parties further subdivisions of the plot of land owned by Shopping Neuquén, provided that the plot to be transferred is not the one in which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disapproved by the City Council, such agreement will be void.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

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

On March 2, 2004, LLR made a deposit of Ps. 7,191 in cash and Ps. 1,964 in Argentine external debt securities (with a nominal value of US$ 4,127) in the Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration. The intervening court served notice to the plaintiff of the payment made and on June 30, 2004 the plaintiff presented a statement rejecting the payment, considering it as a partial settlement of the debt, and requesting the setting up of a time deposit automatically renewable every thirty days until payment of the total debt. Based on the opinion of the Company’s lawyers the Company has recorded a provision of Ps. 4,535 for the differences in the settlement of interest and expense due and payable.

In addition, during the year ended June 30, 2005 the plaintiff’s lawyers filed a claim in relation to their fees, as they understand that the amounts originally agreed should have been paid in U.S. dollars and not in Argentine pesos, requesting the payment of an additional amount of US$ 1,920. The court in a provisional remedy issued an order to attach the Company’s banks accounts in the amount of Ps. 861. The Company’s legal advisors challenged the amount claimed based on several reasons. Based on the opinion of the Company’s lawyers the Company has recorded a provision of Ps. 1,944 in connection with this claim.

At the date of issuance of these financial statements the litigation has not been resolved. All information available in connection with this matter was taken into account in assessing the potential loss contingency recorded at June 30, 2006, which represents the Company’s best estimate of the probable loss to be incurred in this connection.

22. Investment in Banco Hipotecario S.A.

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 and Decree 905- Compensation to Financial Entities, as follows:

National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at $ 1.00 for the rate of exchange difference of $ 0,40, translated at $ 1.40 per US$ dollar: US$ 360,811.

National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005, the coverage BODEN 2012 subscription process commenced. As of June 30, 2006 the subscription of BODEN 2012 amounted to US$ 773,531.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

22. Investment in Banco Hipotecario S.A. (continued)

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to $ 3,875,776. On the other hand, liabilities to the Argentine Central Banks recorded as of June 30, 2006 amount to $ 163,619, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to $ 3,712,157 and $ 2,749,497 as of June 30, 2006 and June 30, 2005, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceed the mentioned limit (representing 44% and 54%, approximately, of Assets as of June 30, 2006 and 2005, respectively), on January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

23. Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (“HASA”, subsidiary of the company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300 in the due date. The agreement was signed on January 26, 2001.

Interest payments must be paid quarterly in arrears at an annual interest rate equivalent to LIBO for 12 months loans plus the applicable mark-up as per the contract, which consists of a variable interest rate applicable in the debt’s interest payment periods.

As a result of the economic situation of the country, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 each falling due as from January 26, 2002 and the interest installments for a total amount of US$ 2,459 falling due as from July 29, 2002, were not paid by HASA. On March 5, 2004, Bank Boston N.A. formally notified HASA that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 with HASA as borrower and Bank Boston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract.

Consequently, all pending obligations of HASA must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that the Company’s controlled subsidiary Hoteles Argentinos S.A. (80%) owed Marathon Master Fund, Ltd. for US$ 7,925.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

23. Hoteles Argentinos S.A. mortgage loan (continued)

On March 23, 2005 Ritelco S.A. sold to Credit Suisse International (“CSI” formerly Credit Suisse First Boston) the loan agreement for US$ 8,000 in cash and the Company entered into an agreement with CSI pursuant to which, among other things, the Company guarantees the payment of the debt owed by HASA and in the event of non-compliance the Company shall repurchase the loan agreement mentioned. As guarantee for this transaction, the Company made a payment of US$ 2,000 to CSI which is disclosed as a “guarantee of defaulted credit” within “Other receivables”. If HASA punctually complies with its obligations, the Company will receive for this transaction periodical funds flow.

In the mentioned refinancing context the board of directors of HASA, in the meeting held on April 17, 2006, made an evaluation of the matters related to the original debt refinancing and decided to modify and amend the Amended and Restated Loan Agreement in order to reduce the outstanding amount of the original loan capital and postpone its maturity to March 15, 2010.

On April 21, 2006, HASA and Credit Suisse, entered into a Modified Loan contract in the following terms:

As condition precedent for carrying out the mentioned re-structuring, Credit Suisse compelled the payment of US$ 2,000 for partial cancellation of the matured and unpaid original debt. Also, the payment capital conditions of the modified loan and interest were agreed as follows:

a) Principal cancellations:

-	Maturity date	Amount
-	03-15-2008	US$	213
-	09-15-2008	US$	225
-	03-15-2009	US$	239
-	09-15-2009	US$	253
-	03-15-2010	US$	5,070

b) The principal installments will be paid with interest on the outstanding principal loan to be amortized as stated in clause 2.3 of the Modified Loan Contract:

•	Period 03-15-2006 to the effective day of the contract (04-21-2006), interest will be accrued on US$ 8,000 at an annual 12.07% rate. HASA will not pay any other interest accrued up to the effective date, including interest on loan arrears.

•	From 04-21-2006 to 09-15-2006, interest on the outstanding principal at an annual 12.07% rate.

•	As from 09-15-2006, the loan will accrue:

(A) Interest at an annual rate equal to six-month LIBO, as determined by CSI the second working day prior to each interest period, plus the applicable margin of 7,0% (the “Interest Rate”), and

(B) Interest will accrue as from the first day of each interest period inclusive and will be payable twice a year on arrears on each interest payment date.

Once HASA has credited the amount of US$ 2,000 made on April 21, 2006, the mortgage was partially cancelled reducing the original amount to the total of US$ 6,000. Consequently, the fourth paragraph of such instrument was changed and it was established that the asset mortgaged assure the proper compliance in time of all the Obligations arising from the Modified Loan Contract.

In addition to the Modified Loan Contract entered into with HASA and its financial creditor CSI, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, this being an amendment of the previous one signed, and the other one is a credit default swap between Starwood Hotels and Resorts Worldwide Inc. (Starwood) indirect minority shareholder of HASA and CSI for 20% of the restructured debt value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

23. Hoteles Argentinos S.A. mortgage loan (continued)

In line with the Company’s labor and experience in financial matters and in debt restructuring and –having already acted in favor of HASA in the negotiations with the previous creditors of the Original Loan- HASA hired the services of the Company for advising, consulting, defending and negotiating the interests of HASA in respect of the debt restructuring. As payment for this professional service, HASA will pay the Company a fee of US$ 1,377 plus taxes.

In its capacity as shareholder of HASA, Hoteles Sheraton de Argentina S.A.C. has agreed HASA to pay to the Company a valuable consideration for its management of the debt restructuring process. To such end, Sheraton will loan HASA the amount of US$ 341 (the “Sheraton Loan”), and immediately after having received this loan, HASA will pay the Company 20% of the fees for services rendered.

HASA binds itself to pay the debt to Sheraton in five semi-annual consecutive installments, as follows:

Installment I	09.15.2006	US$ 62
Installment II	03.15.2007	US$ 65
Installment III	09.15.2007	US$ 68
Installment IV	03.15.2008	US$ 72
Installment V	09.15.2008	US$ 75

Together with each capital installment, HASA will pay a semi-annual interest service, except for the first installment for which the interest service will not be semi-annual but the period from 08.18.2006 to 09.15.2006 with an applicable interest rate of 5.48813% plus 450 basic percent points. For the period starting 09.15.2006 and the next ones the capital will accrue an interest equivalent to LIBO rate for 180 days effective at the 48 bank working hours immediately prior to the date of maturity of the immediate prior installment, plus 540 basic percent points.

On August 18, 2006, the Company and Hoteles Argentinos S.A. entered into a “Debt Acceptance and Payment Commitment” contract by which HASA accepts that it owes the payment of fees at the mentioned date in the amount of US$ 1,366.

Under the requirement of HASA, the parties agree in refinancing the debt in five semi-annual consecutive installments, in accordance with the following dates and amounts:

Installment I	09.15.2006	US$ 247
Installment II	03.15.2007	US$ 260
Installment III	09.15.2007	US$ 272
Installment IV	03.15.2008	US$ 286
Installment V	09.15.2008	US$ 300

The Debt Acceptance and Payment Commitment entered into with IRSA contains identical terms of applicable rate and dates for interest service that those of the Sheraton Loan Contract.

The Company and Sheraton, when agreeing the terms in which HASA will pay, have taken into account and given priority to the Sheraton Libertador Hotel restoration plan, so that cancellation of both obligations allow HASA to count with the funds to carry out such a plan.

In April 2006, the Company received US$ 800 for reimbursement of the contract’s compliance guarantee.

In August 2006, the Company received US$ 341 (taxes included) for payment of fees for professional services.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

24. Sale of the Alcorta Plaza plot of land

On December 22, 2005, APSA subscribed a preliminary purchase contract with possession, by which APSA sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of US$ 7.7 million. On March 13, 2006, the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located in Buenos Aires. The mortgage amounted to US$ 4.4 million. The total price will be collected in four installments of US$ 1.9 million and bear 7.5% annual interest on the balance. The first two installments were collected at the date of these financial statements.

25. Damages in Alto Avellaneda

On March 5, 2006, one of the shopping centers of APSA, Alto Avellaneda Shopping Mall was affected by a fire caused by an electrical failure in one the stores. The fire produced no injuries to persons, or casualties, but caused significant damages to the property. The total area damaged by the fire represented 36 stores or 15.7% of the square meters built. The area was reopened for normal business between June and August 2006. APSA carries insurance coverage which covers fire damage. Final assessments, and corresponding reimbursements, by the insurance companies are not completed as of the date of these financial statements. As of June 30, 2006 APSA recognized a loss of 5.8 related to the fire net of insurance recoveries.

26. Subsequent events

Incorporation of Patagonian Investment S.A.

On July 21, 2006, the Company incorporated together with Pereiraola S.A a company named Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

On August 7, 2006, Ritelco S.A and Pereiraola S.A. entered into a shares purchase-sales contract by which Ritelco S.A. acquired 30% of Patagonian Investment S.A. capital stock.

Subsequent to such transaction, the Company holds 70% of Patagonian Investment S.A. capital stock, and Ritelco S.A. the remaining 30%.

Agreement for purchase of shares

During July 2006, APSA entered into an agreement with Grupo Roggio pursuant to which acquire, subject to completion of a successful due diligence and the fulfillment of certain conditions, the total outstanding shares of Empalme S.A, owner of Córdoba Shopping Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center covering a surface area of 35,000 square meters, having 160 commercial stores, a multiplex cinema with 12 movie theatres and a parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of the city of Córdoba, the second largest city of Argentina.

On December 18, 2006 the transaction was approved and consummated by the Antitrust Agency through Resolution SCI N° 67 of the Secretary of Commerce. This investment will be an opportunity for APSA to grow in the shopping center segment, in line with its strategy of expanding and gaining foothold in the main markets of the Argentine provinces

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

26. Subsequent events (continued)

Acquisition of garages

On September 1, 2006 the Company entered into a contract for constructing and purchasing garages that will be located in the building close to the Paseo Alcorta commercial centre, covering 12,000 square meters, approximately, of surface area. This operation is subject to obtaining the approval of the Enterprising by the Government of the Buenos Aires City. The sales price of the units was fixed as follows: (i) the amount of US$ 1,883 (fixed price), plus (ii) the cost of building the garages. As guarantee for the operation, APSA has transferred the amount of the fixed price to an escrow account under the name of both parties.

Acquisition of the Palermo Invest S.A. shareholding

On October 4, 2006, the Company acquired 26,083,596 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of U$S 18,000, at the date of the contract paying U$S 9,000. The remaining balance will be paid en three equal and consecutive installments of U$S 3,000 due on October 4, 2007, 2008 and 2009 which will accrue 9% annual interest to be paid quarterly.

Simultaneously, a contract on assignment of shares was entered into between the Company (the assignor) and Patagonian Investment S.A. (the assignee), by which it was established that the assignor sells, assigns and transfers to the assignee 1,565,016 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. The price established in the contract is U$S 1,080, which Patagonian Investment S.A. will pay within 90 days counted as from the date the contract is signed.

Subsequent to the above-mentioned transactions, the Company owns 98% of Palermo Invest S.A. and Patagonian Investment S.A. the remaining 2%.

Ordinary and Extraordinary Shareholder´s Meeting of APSA.

The majority shareholders of the Ordinary and Extraordinary Shareholder´s Meeting of APSA., held on October 31, 2006 approved the appropriation of dividends in cash of Ps. 47 million and the allocation to legal reserve of Ps. 2.2 million. In addition, the shareholders resolved to create a global program for issuing simple negotiable obligations, non convertible into shares, of up to U$S 200 million or its equivalent in other currencies, under the terms of the negotiable obligations law number 23,576 and other addenda.

Purchase of Shares

On October 24, 2006, APSA entered into a shares purchase agreement with Telefónica Argentina S.A., by which it acquired 808,354 common shares issued and outstanding of E-Commerce Latina S.A., and 11 common shares issued and outstanding of Altocity.Com S.A. in a total price of Ps. 86, which were fully paid. Such agreement is subordinated to the approval of the National Commission for the Defense of Competitiveness.

Through this operation, APSA has obtained the total share control of E-Commerce Latina S.A.

Paramerican Mall Project

On December 1, 2006, APSA entered into a construction, administration and commercialization agreement with Centro Comercial Panamericano, S.A. (“Centro Comercial Panamericano”) in relation to the future shopping mall and housing complex to be built on two properties located in the neighborhood of Saavedra, in the City of Buenos Aires owned by Panamerican Mall S.A. (“PAMSA”). APSA sold one of these properties (a plot of land acquired from Philips Argentina S.A.) to PAMSA. The remaining property was acquired by PAMSA from Centro Comercial Panamericano.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2006, 2005 and 2004

(Amounts in thousands, except share data and as otherwise indicated)

26. Subsequent events (continued)

PAMSA is a corporation recently constituted in which the Company hold 80% of its capital stock. Centro Comercial Panamericano holds the remaining 20%. PAMSA was organized in order to carry out the agreement entered into between us and Centro Comercial Panamericano. In connection with the aforementioned project, APSA made a capital contribution of Ps. 158,280,260 to PAMSA.

Commencement of construction of the proposed project remains subject to receipt of certain governmental approvals.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the SEC.

As discussed in Notes 2.c. and 3.m., in order to comply with regulations of the CNV, the Company (i) discontinued inflation accounting as from February 28, 2003 and (ii) recognized deferred income tax assets and liabilities on an undiscounted basis. The application of the CNV regulations represents a departure from Argentine GAAP. However, such departure has not have a material effect on the accompanying consolidated financial statements.

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

Reconciliation of net income:

	Year ended June 30,
	2006		2005		2004
Net income under Argentine GAAP	Ps.	96,573	Ps.	103,245	Ps.	87,862
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 27.I.(a))		23,753		71,796		(46,814)
Accounting for marketable securities (Note 27.I.(b))		(6,262)		(15,372)		(5,297)
Depreciation of fixed assets (Note 27.I.(d))		(1,210)		417		(3,822)
Pre-operating and organization expenses (Note 27.I.(e))		1,120		(3,362)		(151)
Depreciation and amortization expense (Notes 27.I.(f) and (h))		2,715		3,290		4,151
Securitization accounting (Note 27.I.(g))		(6,739)		4,168		(1,787)
Present-value accounting (Note 27.I.(i))		(333)		(345)		9,271
Restoration of previously recognized impairment losses (Note 27.I.(j))		(7,431)		(23,939)		(61,790)
Accounting for convertible notes (Note 27.I.(k))		(6,758)		(8,521)		(7,931)
Reversal of gain recognized on troubled debt restructuring (Note 27.I.(l))		3,081		4,436		11,972
Accounting for real estate barter transactions (Note 27.I.(m))		(44,172)		(14,985)		(681)
Reversal of the gain from valuation of inventories at net realizable value (Note 27.I.(n))		(3,705)		(18,087)		—

Carry forward	Ps.	50,632	Ps.	102,741	Ps.	(15,017)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income:

	Year ended June 30,
	2006		2005	2004
Brought forward	Ps.	50,632	102,741	Ps.	(15,017)

Amortization of fees related to APSA Senior Notes (Note 27.I.(p))		—	402		597
Software obtained for internal use (Note 27.I.(q))		(101)	(49)		157
Accounting for increasing rate debt (Note 27.I.(r))		(9)	(194)		—
Convertible Notes accounting (Note 27.I.(u))		(18)	—		—
Reversal of gain from recognition of financial receivables at net realizable value (Note 27.I.(w))		(8,219)	—		—
Deferred income tax (Note 27.I.(s))		40,068	18,460		13,192
Minority interest (Note 27.I.(t))		7,593	8,038		3,896

Net income under US GAAP	Ps.	89,946	129,398	Ps.	2,825

Earnings per share under US GAAP (Note 27.II.(k):
Basic net income per common share	Ps.	0.24	0.46	Ps.	0.01
Diluted net income per common share	Ps.	0.23	0.31	Ps.	0.01

Reconciliation of shareholders’ equity:

	As of June 30,
	2006		2005
Total shareholders’ equity under Argentine GAAP	Ps.	1,485,766	Ps.	1,252,229
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 27.I.(a))		(52,227)		(79,524)
Depreciation of fixed assets (Note 27.I.(d))		(10,232)		(9,022)
Pre-operating and organization expenses (Note 27.I.(e))		(4,003)		(5,123)
Mortgage payable with no stated interest rate (Note 27.I.(f))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 27.I.(h))		48,197		48,197
Depreciation and amortization expense (Note 27.I.(f) and (h))		10.854		8,139
Securitization accounting (Note 27.I.(g))		672		3,132
Present-value accounting (Note 27.I.(i))		727		1,060
Restoration of previously recognized impairment losses (Note 27.I.(j))		(119,140)		(111,709)
Accounting for convertible notes (Note 27.I.(k))		2,513		9,271
Reversal of gain recognized on troubled debt restructuring (Note 27.I.(l))		(10,664)		(13,745)
Accounting for real estate barter transactions (Note 27.I.(m))		(59,838)		(15,666)
Reversal of the gain from valuation of inventories at fair market value (Note 27.I.(n))		(21,792)		(18,087)
Appraisal revaluation of fixed assets (Note 27.I.(o))		(3,953)		(3,953)
Software obtained for internal use (Note 27.I.(q))		(179)		(78)
Accounting for increasing rate debt (Note 27.I.(r))		(203)		(194)
Convertible Notes accounting (Note 27.I.(u))		1,091		—
Reversal of gain from recognition of financial receivables at net realizable value (Note 27.I.(w))		(8,219)		—
Deferred income tax (Note 27.I.(s))		(193,581)		(229,959)
Minority interest (Note 27.I.(t))		94,604		88,777

Shareholders’ equity under US GAAP	Ps.	1,158,364	Ps.	921,716

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

Description of changes in shareholders’ equity under US GAAP:

	For the year ended June 30,
	2006		2005
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	921,716	Ps.	587,740

Issuance of common stock upon conversion of debt and exercise of warrants		78,181		108,464
Additional paid-in-capital common stock		47,580		81,907
Additional paid-in-capital warrants		12,312		(1,241)
Unrealized gain on available-for-sale securities		4,042		9,978
Unrealized loss on retained interest in securitization programs		1,043		(821)
Unrealized gain on available-for-sale securities on equity investees		3,544		6,291
Net income under US GAAP		89,946		129,398

Shareholders’ equity under US GAAP at the end of the year	Ps.	1,158,364	Ps.	921,716

(a) Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. For the years ended June 30, 2006 and 2005, the equity investees of the Company are BHSA, BACSA, Puerto Retiro directly held by the company and indirectly E-commerce Latina held by APSA. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 23.8 million, Ps. 71.8 million and Ps. (46.8) million for the years ended June 30, 2006, 2005 and 2004, respectively.

Under both Argentine GAAP and US GAAP the investments in BHSA and BACSA are accounted for under the equity method of accounting. However, there are significant US GAAP adjustments that affect the Company’s equity investments in BHSA and BACSA reported under Argentine GAAP, which relate primarily to: (a) the accounting for compensatory and hedge bonds received by BHSA from the Argentine Government as compensation of the negative effects of the conversion into pesos of financial institutions’ assets and liabilities at different exchange rates; (b) the accounting for the restructuring of its debts; (c) the accounting for securitization programs of mortgage loans and (d) the accounting for the acquisition of treasury shares. There were no US GAAP differences in the accounting for the Company´s investments in Puerto Retiro and E-commerce Latina for all the years presented.

For the years ended June 30, 2004 and the three-month period ended September 30, 2004 this adjustment also includes the effects of US GAAP adjustments on the investment in Mendoza Plaza Shopping related principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting for certain assets and liabilities on a non-discounted basis, (iii) the reversal of a gain recognized under Argentine GAAP related to the restoration of a previously recognized impairment loss, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, (v) the accounting for available-for-sale securities, and (vi) the effect on deferred income taxes of the above mentioned reconciling items, as appropriate. Mendoza Plaza Shopping was consolidated as from October 1, 2004. Therefore as from that date the US GAAP adjustment related to this investment are included line by line in the US GAAP reconciliation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(b) Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds, government and mortgage bonds are carried at market value, with unrealized gains and losses included in the statement of income.

Under US GAAP, the Company has classified these investments as available-for-sale and carried them at market value with unrealized gains and losses, if any, included in stockholders’ equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). The Company’s investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

During the years ended June 30, 2006, 2005 and 2004, proceeds from the sale of available-for-sale securities were Ps. 316.3 million, Ps. 284.6 million and Ps. 120.0 million, respectively. Gross realized gain was Ps. 6.7 million, Ps. 0.3 million and Ps. 3.2 million for the years ended June 30, 2006, 2005 and 2004, respectively.

The Company’s available-for-sale investments consist of the following (in thousands):

					Gross unrealized
	Cost		Fair Value		Gain		Loss
June 30, 2004
Dolphin Fund	Ps.	27,883	Ps.	31,866	Ps.	3,983	Ps.	—
NCH Development Partner		1,787		1,781		—		6
Raymond Fund		998		1,025		27		—
Rembrandt Fund		1,755		1,759		4		—
Other mutual funds		24,336		24,371		35		—
Government bonds		191		299		108		—

	Ps.	56,950	Ps.	61,101	Ps.	4,157	Ps.	6

June 30, 2005
Dolphin Fund	Ps.	27,883	Ps.	46,886	Ps.	19,003	Ps.	—
NCH Development Partner		1,787		1,738		—		49
Gainvest Fund		1,000		1,013		13		—
Bank Boston Fund		471		471		—		—
BNY Hamilton Money Fund		17,274		17,326		52		—
Río Bank Fund		1,114		1,115		1		—
Mortgage bonds		3,418		3,523		105		—
Other mutual funds		19,250		19,395		145		—
Government bonds		4,310		4,563		253		—

	Ps.	76,507	Ps.	96,030	Ps.	19,572	Ps.	49

June 30, 2006
Dolphin Fund	Ps.	27,882	Ps.	49,976	Ps.	22,094	Ps.	—
NCH Development Partner		1,789		3,174		1,385		—
Gainvest Fund		1,000		1,091		91		—
Bank Boston Fund		3,705		3,787		82		—
BNY Hamilton Money Fund		34,041		35,894		1,853		—
Río Bank Fund		326		327		1		—
Mortgage bonds		2,712		2,704		—		8
Other mutual funds		13,740		13,994		254		—
Government bonds		1,254		1,287		33		—

	Ps.	86,449	Ps.	112,234	Ps.	25,793	Ps.	8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(c) Accounting for derivatives and hedging activities

As discussed in Note 3.v., from time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and as a supplement to reduce its overall financing costs. The Company also engages in trading of certain financial instruments. As of June 30, 2006 and 2005 there were no outstanding derivative financial instruments.

Under Argentine GAAP, the Company applies Technical Resolution No. 20 (“RT 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change.

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

The Company’s policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked to market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated, or exercised; when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

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

27. Differences between Argentine GAAP and US GAAP (continued)

(d) Depreciation of fixed assets

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

(e) Pre-operating and organization expenses

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

(f) Mortgage payable with no stated interest rate

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

(g) Securitization accounting

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(g) Securitization accounting (continued)

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

- The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts are carried at their equity value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with SFAS 115 and, as a result, are carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2006 and 2005 are as follows:

	2006		2005
Equity value as reported under Argentine GAAP	Ps.	49,539	Ps.	33,432
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(20,010)		(9,476)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	29,529	Ps.	23,956
Estimated fair market value of retained interests related to securitization programs that qualified as a sale under US GAAP		30,201		27,088

US GAAP adjustment	Ps.	672	Ps.	3,132

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(g) Securitization accounting (continued)

- The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004 are as follows:

	2006		2005		2004
Reversal of results recognized under Argentine GAAP (1)	Ps.	1,150	Ps.	2,654	Ps.	621
Recognition of results under US GAAP (2)		(7,889)		1,514		(2,408)

US GAAP adjustment	Ps.	(6,739)	Ps.	4,168	Ps.	(1,787)

(1)	Includes the reversal of results reported in “Gain (loss) in credit card trust” in the Company’s consolidated statements of income as well as the reversal of inflation accounting results reported within “Financial results, net” in the Company’s consolidated statements of income.
(2)	Primarily includes the gain or loss recorded on the sale of receivables plus unrealized losses on retained interests considered other-than-temporary.

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

During the years ended June 30, 2006, 2005 and 2004 proceeds from securitization programs were Ps. 193.9 million, 166.7 million and Ps. 65.5 million, respectively.

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2006, 2005 and 2004:

	Cost		Estimated unrealized (loss) gain		Fair value
Balance at June 30, 2003	Ps.	6,651	Ps.	652	Ps.	7,303
Retained interest in portfolios sold		5,903		—		5,903
Unrealized net gain		—		3,326		3,326

Balance at June 30, 2004	Ps.	12,554	Ps.	3,978	Ps.	16,532
Retained interest in portfolios sold		12,909		—		12,909
Liquidation of retained interest		(1,977)		—		(1,977)
Unrealized loss		—		(376)		(376)

Balance at June 30, 2005	Ps.	23,486	Ps.	3,602	Ps.	27,088
Retained interest in portfolios sold		10,833		—		10,833
Liquidation of retained interest		(11,999)		—		(11,999)
Unrealized loss		—		4,279		4,279

Balance at June 30, 2006	Ps.	22,320	Ps.	7,881	Ps.	30,201

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(g) Securitization accounting (continued)

As of June 30, 2006, 2005 and 2004, the gross net unrealized gain has been offset by a deferred tax loss of Ps 2,758, Ps. 1,261 and Ps. 1,392, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. At June 30, 2005, the estimated cash flows have been discounted at 11,5 % for mortgage receivables and discount rates including charge for losses for credit card receivables. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2006 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(1,762)	Ps.	(3,316)

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

(h) Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its business acquisitions. Accordingly, the fair market value of identifiable tangible and intangible assets and liabilities acquired is estimated and the excess of the purchase price over the fair value, if any, is considered goodwill. In the event the fair value of the net assets acquired exceeds the consideration paid, the excess is amortized on a straight-line basis over the weighted-average remaining useful lives of the assets acquired. Under Argentine GAAP, such excess is classified as negative goodwill in the consolidated balance sheet. Under US GAAP, such excess would have been allocated to reduce the carrying value of the assets acquired.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(i) Present-value accounting

As indicated in Note 3.i, under Argentine GAAP, certain other receivables and liabilities are measured at present-values as of year-end. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

(j) Restoration of previously recognized impairment losses

As a result of increases in the fair marker value of property and equipment and inventories, and as required by Argentine GAAP, during fiscal years 2006, 2005 and 2004 the Company partially reversed certain impairment losses that had been previously recognized during fiscal years 2002 and 2003. Amounts reversed during fiscal years 2006, 2005 and 2004 amounted to Ps. 13 million, Ps. 28.0 million and Ps. 63.1 million, respectively, given rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense and sales of properties reversed under US GAAP during fiscal years 2006, 2005 and 2004 amounted to Ps. 5.6 million, Ps. 4.1 million and Ps. 1.3 million, respectively, and are shown netted against the reversal impairment losses under Argentine GAAP.

(k) Accounting for convertible notes

As discussed in Note 10, in November 2002, the Company issued US$ 100 million of IRSA Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, the IRSA Convertible Notes are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP purposes, no proceeds were allocated to the conversion feature and non-detachable warrants.

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

As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Total discount amortization recognized during the years ended June 30, 2006, 2005 and 2004 totaled Ps. 7,338, Ps. 8,183 and Ps. 9,362, respectively (included accelerated amortization recognized as a result of conversions made during those years). As IRSA Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange (losses) gains reversed under US GAAP totaled Ps. (580), Ps. 338 and Ps. (1,431) during the years ended June 30, 2006, 2005 and 2004, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(k) Accounting for convertible notes (continued)

During the years ended June 30, 2006, 2005, 2004 and 2003 certain holders of IRSA Convertible Notes for a total amount of US$ 72.0 million, exercised its conversion rights and, as a result, the Company issued 55.961.675, 52,448,952, 23,734,388 and 12,531 shares of common stock, respectively. Upon conversion, during the years ended June 30, 2006, 2005, 2004 and 2003 the Company issued US$ 30.5 million, US$ 28.6 million, US$ 12.9 million and US$ 0.0 of warrants, of which U$S 12.1 million, US$ 30.5 million and US$ 7.1million were exercised during fiscal year ended June 30, 2006, 2005 and 2004, respectively. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified in 2006 and 2005 a net amount of Ps 12,312 and Ps. (1,241), respectively from additional paid-in capital of common stock to additional paid-in capital of warrants.

(l) Reversal of gain recognized on trouble debt restructuring

As explained in Note 4.iii., in November 2002 the Company completed the refinancing of certain financial debts amounting to US$ 117 million. Under Argentine GAAP, the restructuring of these debts was treated as an exchange of debt instruments with substantially different terms. As a result, the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. Gain on restructuring recorded in fiscal year 2003 amounted to Ps. 36.5 million (Ps. 31.7 million net of related expenses). Under Argentine GAAP the Company also recognized a gain of Ps. 7.6 million from interest expense reductions.

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

The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 4.0 million, Ps. 4.0 million and Ps. 5.0 million for the years ended June 30, 2006, 2005 and 2004, respectively. As the Company’s new debt instruments are denominated in US Dollars, the US GAAP adjustment also includes the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange (losses) gains recorded under US GAAP totaled Ps. (0.9) million, Ps. 0.4 million and Ps. (1.7) million during the years ended June 30, 2006, 2005 and 2004, respectively.

As discussed in Note 4.i.(iv) during the year ended June 30, 2004 the Company repurchased US$ 28 million of the Uncollateralized Loan Agreement. As the carrying value under US GAAP of the repurchased debt was greater than the carrying value under Argentine GAAP, under US GAAP the Company recognized a greater gain on repurchase of debt of Ps. 8.7 million.

(m) Accounting for real estate barter transactions

During the years ended June 30, 2006, 2005 and 2004 the Company entered into certain non-monetary transactions with third parties pursuant to which the Company sold parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 4.e. for details of the transactions.

Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss was recognized at the time of the exchange. As a result, the Company recorded a gain of Ps. 44,172, Ps. 14,985 and Ps. 681 for the years ended June 30, 2006, 2005 and 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(m) Accounting for real estate barter transactions (continued)

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 153, Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29. This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. SFAS 153 amends APB Opinion No. 29 (Opinion 29), Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by SFAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaced it with a broader exception for exchanges of nonmonetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, thus are effective for all non-monetary exchanges entered into by the Company for the year ended June 30, 2006.

As discussed in Note 4.e.(ii), in May 2006, DYPSA accepted the option to acquire plot 1.e. of Dique III on an exchange basis. The Company and DYPSA established the price of the transaction in US$ 13,530. As consideration for plot 1.e., DYPSA will deliver housing units, individual storage spaces and parking lots representing an aggregate 31.5% of the housing area of a 40-storey building to be constructed by DYPSA on the plot within a maximum period of 36 months. The Company applied the provisions of SFAS 153 and determined that the transaction has commercial substance, and therefore the transaction should be measured at fair value. However, since there was no down payment involved, the Company would apply the deposit method prescribed by SFAS 66 “Accounting for Sales of Real Estate” in accounting for this transaction. Under the deposit method, the seller does not recognize any profit, does not record notes receivables, continues to report in its financial statements the property and related liabilities even if it has been assumed by the buyer, and discloses that those items are subject to a sales contract. Accordingly, under US GAAP, the Company reversed the gain recognized on the transaction and continued to report the property on its balance sheet.

As discussed in Note 4.e.(vii), in May 2006, the Company entered into a barter agreement with Koad pursuant to which the Company exchanged an undeveloped parcel of land for the future delivery of housing units to be constructed by Koad. Both parties valued the transaction in US$ 7,500. As consideration, Koad made a down payment of US$ 50 and will settle the remaining balance through the delivery of units within a maximum period of 1,188 days. The Company also applied the provisions of SFAS 153 and determined that the transaction has commercial substance, and therefore the transaction should be measured at fair value. However, since the cumulative payments received by the Company are less than 10% of the sales price, the Company would also apply the deposit method prescribed by SFAS 66 “Accounting for Sales of Real Estate” in accounting for this transaction, as discussed in the preceding paragraph above. Accordingly, under US GAAP, the Company reversed the gain recognized on the transaction and continued to report the property on its balance sheet.

Prior to the adoption of SFAS No 153, under US GAAP, the Company applied the provisions APB Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB 29”). APB 29 stated that exchanges of real estate held for sale in the ordinary course of business in exchange for real estate to be sold in the same line of business are transactions not resulting in a culmination of the earnings process (referred to as “like-kind” exchanges). The recognition of gain on like-kind exchanges depends on whether monetary consideration is received and, if so, how much. If no monetary consideration is involved in the exchange, the property received is recorded at the book value of the property given up and no gain is recorded in the exchange. If monetary consideration is involved in the exchange, the recognition of gain depends on whether the amount of the monetary consideration is less than 25% of the fair value of the exchange. When monetary consideration is less than 25%, the Company should recognize a portion of any gain on the transaction in the ratio of cash received to total consideration (cash plus fair value of the asset received). If monetary consideration is 25% or more of the exchange, the transaction should be allocated between the monetary and non-monetary component based on the relative fair values of the components at the time of the transaction. Any loss on the exchange should be recognized immediately.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(m) Accounting for real estate barter transactions (continued)

Under US GAAP the barter transactions entered into by the Company prior to July 1, 2005 were accounted for as follows:

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

(n) Reversal of the gain from recognition of inventories at net realizable value

As discussed in footnotes (i) and (ii) of Note 4.e., during fiscal year 2005 the Company signed promissory sales contracts to sell 9 housing units of Cruceros and also entered into a preliminary agreement to sell plot 1d) of Dique III. Additionally in fiscal year 2006 the Company signed transfer deeds for some of the housing units of Cruceros and one preliminary agreement. The pending transfer deeds of Curceros and plot 1 d) of Dique III have not been consummated at year-end. However, as the Company received payments in advance that fixed the sales prices and the terms and conditions of the contracts assure the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued these inventories at their estimated fair market value. As a result, the Company recognized a gain of Ps. 18,087 during the year ended June 30, 2005. Under US GAAP, inventories are valued at acquisition cost. As such, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP in 2005 and the recognition of the gain under US GAAP from deeds executed for the housing units of Cruceros in 2006 of 1,534. In addition the 2006 includes the Company recognized an exchange gain difference in connection with the receivable recorded under Argentine GAAP in an amount of 1,741, which under US GAAP should be reverse.

Also as discussed in footnote (ii) of Note 4.g., during fiscal year 2006 the Company signed promissory sale contract to a plot of land. This sale transaction has not been consummated at year-end. However, as the Company received payments in advance that fixed the sales prices and the terms and conditions of the contracts assure the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued these inventories at their estimated fair market value. As a result, the Company recognized a gain of Ps. 3.498 million during the year ended June 30, 2006. Under US GAAP, inventories are valued at acquisition cost. As such, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP.

(o) Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million. Under US GAAP, this parcel of land was recorded at original cost.

(p) Amortization of fees related to APSA Senior Notes

For the years ended June 30, 2005 and 2004 under Argentine GAAP, fees and expenses relating to APSA Senior Notes were amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs were amortized over the same period using the effective interest method of amortization. The Senior notes were paid in January and April 2005

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(q) Software developed or obtained for internal use

During fiscal years, 2006 and 2005, under Argentine GAAP, the Company capitalized certain costs amounting to Ps. 0.2 million and Ps. 0.1 million, respectively, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The US GAAP adjustment for the fiscal years 2006 and 2005 represents the effect net of (i) expenses such costs and (ii) reversal of depreciation charges for 2006 and 2005 and previously capitalized costs under Argentine GAAP and expenses under US GAAP.

During fiscal year 2004, the US GAAP adjustment represents the reversal of depreciation charges for such fiscal year amounting to Ps. 0.2 million related to the reversal of depreciation charges for previously capitalized costs under Argentine GAAP which were expensed under US GAAP.

(r) Accounting for increasing rate debt

As discussed in Note 4.i.(vi), on April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted APSA a syndicated financial loan in a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The syndicated loan accrues interest at a fixed rate of 7.875% during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year.

Under Argentine GAAP, interest is recognized based on the interest rate applicable to each interest period. Under US GAAP, in accordance with EITF 86-15, “Increasing Rate Debt”, the Company is recognizing the periodic interest cost related to the syndicated loan using the effective interest method over the period it is estimated that the loan will be outstanding.

(s) Deferred income tax

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

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes (See Note 2.e). Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the US GAAP adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

(t) Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(u) Debtor’s accounting for a modification of APSA convertible debt instruments

As indicated in Note 4.i (ii), in August 2002 APSA issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. In considering the accounting treatment of the Convertible Notes under US GAAP the Company took account of the guidance provided in EITF 98-5. EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis the Company performed, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

As discussed in Note 4.i (ii), the terms of the convertible debt instrument were modified to extend the maturity date through July 19, 2014. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized. The outstanding balance was reclassified to non-current in these consolidated financial statements.

Under US GAAP, in November 2006, the EITF reached a final consensus in EITF Issue 06-6 “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”. EITF 06-6 reconsidered the original consensus in Issue 05-7 “Accounting for Modification to Conversion Options Embedded in Debt Instruments and Related Issues” that the change in fair value of an embedded conversion option should be included in the cash flow analysis under EITF Issue 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” in determining whether a debt instrument has been modified or extinguished. This Issue considers the accounting for a modification of debt terms (or exchange in debt instruments) when a change in the fair value of an embedded conversion option has occurred or an embedded conversion option has been added or eliminated from the debt instrument. This Issue also amended the guidance in EITF Issue 96-19.

The consensus stipulates that, in evaluating whether a convertible debt instrument has been modified or extinguished, three aspects of the modification (or exchange of debt instruments) must be considered.

1.	Change in cash flows: If the change in cash flows as prescribed by the analysis under Issue 96-19 is greater than 10% of the carrying value of the original debt instrument, the modification (or exchange of debt instruments) should be accounted for as an extinguishment. This test would not include any changes in fair value to the embedded conversion option.

2.	Change in fair value of the embedded conversion option: If the change in the fair value of the embedded conversion option is greater than 10% of the carrying value of the original debt instrument immediately before the change (or exchange of debt instruments), the modification (or exchange) should be accounted for as an extinguishment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(u) Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

3.	Addition or removal of an embedded conversion option: The addition or removal of a substantive conversion option would automatically result in extinguishment accounting. Whether an embedded conversion option is substantive would be assessed as of the modification date and would be based on the definition of substantive in EITF Issue 05-1, “Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option.”

Any one of the three criteria needs to be met to account for the modification of the debt instrument (or exchange of debt instruments) as an extinguishment. When the result of the three-pronged evaluation above results in a conclusion that a convertible debt instrument has been modified (and not extinguished), the Task Force affirmed as a final consensus that any increase in the fair value of the embedded conversion option should reduce the carrying value of the debt instrument (with a corresponding increase to additional paid-in capital), but any decrease in the fair value of the embedded conversion option is ignored.

Based on the analysis performed, neither of criteria 1, 2 or 3 above are met. Accordingly, the change of the debt instrument has not been accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital). This resulted in an increase in interest expense prospectively.

(v) Stock option agreement with CIM

E-Commerce Latina entered into a stock option agreement with Consultores Internet Managers Ltd. (“CIM”), pursuant to which options were granted, to purchase class B shares of Altocity.Com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands´ corporation created to act on behalf of the Company’s management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.Com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option over (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. Upon exercise of the option, CIM’s sole asset will be its 15% interest in Altocity.Com. As of the date of these financial statements, the options were not individually allocated. As such, there was no grant date established.

In December 2004, the FASB issued SFAS No. 123R (Share-Based Payment). SFAS No. 123R revises SFAS No. 123 and requires entities to recognize compensation expense for all share-based payment transactions in an amount equal to the fair value of share-based payments granted to employees. SFAS No. 123R requires a company to record compensation expense for all awards granted after the date of adoption of SFAS No. 123R and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB 25, which was permitted under SFAS No. 123, as originally issued. The Company will apply the provisions of SFAS 123R as from the grant date of the options which will be allocated to management on an individual basis.

(w) Reversal of gain from recognition of financial receivables at net realizable value

Under Argentine GAAP APSA has accounts receivables originated in financial transactions which are accounted at its net realizable value as of June 30, 2006.

Under US GAAP, those accounts receivable are accounted at fair value.

The difference between the net realizable value and the fair value of those financial accounts receivables as of June 30, 2006 is Ps. 8.2 million (see note 28.f.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

(a) Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate entities typically are unclassified.

In addition, under Argentine GAAP the Company has classified the net deferred tax asset amounting to Ps. 35.9 million and 42.9 million at June 30, 2006 and 2005, respectively, as follows: Ps. 47.9 million and Ps. 61.8 million, respectively, as non-current other receivables; and Ps. 12.0 million and Ps. 18.9 million, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2006 and 2005, Ps. 7.7 million and Ps. 6.0 million, respectively, would have been classified as current assets, and Ps. 49.1 million and Ps. 36.9 million, respectively, would have been classified as non-current assets. As June 30, 2006 Ps 4.1 would have been classified as current liabilities and Pd. 16.8 would have been classified as non-current liabilities.

As these differences have no effect on net income or on shareholders´ equity, no reconciling items are presented for US GAAP purposes.

(b) Statement of Income classification differences

Revenues

Gross vs. net presentation

As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. The Company does not charge any mark up on reimbursable costs. These expenses are incurred and paid by the Company and then passed through to tenants as reimbursable costs.

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the financial statements. However, Note 28.f shows the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount therefore having no impact in the consolidated costs of the Company. No amount is shown as revenues.

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 107.3 million, Ps. 79.8 million and Ps. 67.3 million for the years ended June 30, 2006, 2005 and 2004, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Net revenues under US GAAP would have been Ps. 674.7 million, Ps. 441.7 million and Ps. 320.8 million for the years ended June 30, 2006, 2005 and 2004, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(b) Statement of Income classification differences (continued)

As discussed in Note 3.a., certain of the Company’s lease contracts provide for the payment of additional rent based on a percentage of the tenant’s revenues. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, the Company does not have the inherent estimation process of a lessor that determines additional rent less frequently. Under both Argentine GAAP and US GAAP, these contingent rents are not recognized until the required thresholds are exceeded.

Operating income

In addition, under US GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net would have been included in the determination of operating income.

Accordingly, operating income under US GAAP but using Argentine GAAP numbers would have been Ps. 191.5 million, Ps. 137.3 million and Ps. 96.0 million for the years ended June 30, 2006, 2005 and 2004, respectively.

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

(d) Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion), as of June 30, 2006, are as follows:

2008	Ps.	26,164
2009		57,366
2010		51,274
2011		145,756

	Ps.	280,560

(e) Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2006, 2005 and 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(e) Operating leases (continued)

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2006, 2005 and 2004 were contingent rentals of Ps 40.9 million, Ps 29.4 million, and Ps. 16.6 million respectively.

(f) Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

- Acquisition of IRSA Units by Cresud: During November and December 2002, Cresud purchased 49.7 million Convertible Notes issued by us and during July and November 2003, Cresud purchased an additional 0.25 million Convertible Notes.

In May 2004 Cresud decided to exercise their option to convert 5.0 million aggregate principal amount of our Convertible Notes. As a result of this conversion, Cresud has received 9.2 million of our common shares.

In July 2004, Cresud purchased 0.35 million of convertible notes issued by us for US$ 0.5 million.

On September 30, 2004, Cresud exercised 5.0 million of our Warrants for 9.2 ordinary shares at a total cost of US$ 6 million.

In February 2006 and April 2006, Cresud purchased 5.0 million and 16.0 million of convertible notes issued by us for 9.2 million and 29.3 million ordinary shares.

As of November 30, 2006 Cresud owned 28% of our common shares.

- Donations: During the years ended June 30, 2006, 2005, and 2004, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, for a total amount of Ps. 4.3 million, Ps. 4.1 million and Ps. 2.4 million, respectively. A director and shareholder of the Company is the President of these organizations.

- Lease agreements: Our principal executive offices are located at Bolívar 108, in the City of Buenos Aires. In the past we subleased a portion of our headquarters from Consultores Assets Management S.A. (formerly Dolphin Fund Management) pursuant to two lease agreements dated June 30, 1997. As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Assets Management S.A. and the other remains as Dolphin Fund Management S.A. In respect of Consultores Assets Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock. Consultores Assets Management S.A. (formerly Dolphin Fund Management) leased such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our director, and certain of his relatives. Rental expenses incurred under these leases for the fiscal year ended June 30, 2004 amounted to Ps. 0.2 million plus CER.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(f) Disclosure of related parties transactions (continued)

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

The Company recognized net gains of Ps 2.5 million, Ps. 16.3 million and Ps. 4.4 million, for the years ended June 30, 2006, 2005 and 2004 respectively.

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

- Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, Cresud and APSA (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party. On the basis of this program, the Parties entered into the Shared Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(f) Disclosure of related parties transactions (continued)

primarily through the provision of services in other areas. Through this agreement, each party maintains its own strategies commercial independence, records and accounting systems. This agreement does not adversely affect internal control systems or external audit tasks. Each party continues to have separated assets and liabilities. In the future and in order to continue with the Company’s policy of achieving a more efficient allocation of corporate resources, the Company may extend the areas in which it shares corporate services with APSA and Cresud. Certain of the Company’s directors are also directors of Cresud and APSA.

- Legal services: During the years ended June 30, 2006, 2005 and 2004, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps 1.9 million, Ps. 1.1 million and Ps. 1.1 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

- Convertible Notes of Alto Palermo: At a noteholders’ meeting held on May 2, 2006, Alto Palermo’s noteholders unanimously approved an extension on the maturity date of Alto Palermo’s series I convertible notes in a principal amount of US$50 million. The convertible notes’ original four year term from their date of issuance on June 19, 2002 was extended to a new maturity date on July 19, 2014.

On September 30, 2006, the outstanding principal amount of convertible notes was US$ 47.2 million. If all the holders of Alto Palermo’s convertible notes were to exercise their conversion rights, the amount of Alto Palermo’s shares outstanding would be increased to 782.064,214. On September 30, 2006, we owned US$ 31.7 million worth of convertible notes.

(g) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 27.II.(i) for details of concentration of credit risk.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(g) Disclosure about fair value of financial instruments (continued)

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2006 and 2005 are as follows:

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

Retained interest in transferred mortgage and credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2006 and 2005, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 30.2 million and Ps. 27.1 million, respectively.

Accounts payable

The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt

As of June 30, 2006 and 2005, except for the Convertible Notes issued by IRSA and APSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible Notes was Ps. 320.3 million and Ps. 287.2 million at June 30, 2006 and 2005, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Convertible Notes was Ps. 252.1 million and Ps. 553.2 million at June 30, 2006 and 2005, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(g) Disclosure about fair value of financial instruments (continued)

Options and future contracts to purchase metals

The fair value of the futures contracts is based on the estimated amount at which they could be settled based on future market prices. The fair value of options and future contracts outstanding at June 30, 2005 was Ps. (0.09) million. Future contracts are reported at their fair market value on the consolidated balance sheet.

Seller financings

The fair value of the seller financings is estimated based on quoted market prices for the same or similar payables or on current rates offered to the Company for debt of the same remaining maturities. The carrying value approximates fair value.

(h) Concentration of credit risk

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

As of June 30, 2006 the Company has thirteen securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 50.4 million (equity value) and a Ps. 6.4 million escrow reserves for losses.

(i) Recently issued accounting pronouncements

In May 30, 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, that replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement (1) requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, (2) defines retrospective application as the application of a different accounting principle to prior accounting

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity, (3) redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, (4) requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, (5) carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate and (6) carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This standard will be effective for the Company´s fiscal year ended June 30, 2007. The Company expects the adoption of this standard will not have a material effect on the Company´s financial position or results of its operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which resolves issues addressed in FASB SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. Among other things, it permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”, which permits an entity to choose either the amortization method or fair value method for each class of separately recognized servicing assets and servicing liabilities. This statement is effective for an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions accounted for under SFAS No. 109 upon initial adoption. The standard will be effective for the Company’s fiscal year ended June 30, 2008. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the provisions of FIN 48 and its impact, if any, on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”, which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities. This statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets about a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within the hierarchy. While the statement does not add any new fair value measurements, it does change current practice. Changes to practice include (a) a requirement for an entity to include its own credit standing in the measurement of its liabilities, (b) a modification of the transaction price presumption, (c) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies, (d) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. This standard will be effective for the Company’s fiscal year ended June 30, 2009. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), which expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB No. 108 is effective for the Company on June 30, 2007 financial statements. The Company is currently evaluating the potential impact of SAB No. 108 on its consolidated financial statements.

(j) Earnings per share

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

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants using the if converted method. Under US GAAP, the Company applied the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 139,100 shares, 195,207 shares and 226,794 shares respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004 using the treasury-stock method, would have been Ps. 0.23, Ps. 0.24 and Ps. 0.28, respectively.

(k) Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2006		2005		2004
Numerator:
Net income available to common shareholders	Ps.	89,946	Ps.	129,398	Ps.	2,825
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		19,170		26,039		—
Foreign currency exchange gain on convertible debt		10,257		(4,912)		—
Income tax effects		(2,366)		(2,982)		—

Net income available to common shareholders plus assumed conversions	Ps.	117,007	Ps.	147,543	Ps.	2,825

Denominator:
Weighted-average number of shares outstanding	Ps.	379,506	Ps.	280,282	Ps.	225,005
Plus: incremental shares of assumed conversions:
Warrants (i)		46,985		50,346		—
Convertible Notes		92,115		144,861		—

Adjusted weighted-average number of shares	Ps.	518,606	Ps.	475,489	Ps.	225,005

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.24	Ps.	0.46	Ps.	0.01
Diluted net income per common share	Ps.	0.23	Ps.	0.31	Ps.	(ii) 0.01

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

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

27. Differences between Argentine GAAP and US GAAP (continued)

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

Risks associated with development properties activities: Include (i) the potential abandonment of development opportunities; (ii) construction costs may exceed the Company’s original estimates, possibly making a project uneconomical; (iii) occupancy rates and rents at a newly completed project may be insufficient to make the project profitable; (iv) the Company’s inability to obtain financing on favorable terms for the development of the project; (v) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and (vi) the Company’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; (vii) preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions. (viii) sales prices for residential units may be insufficient to cover development cost.

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

27. Differences between Argentine GAAP and US GAAP (continued)

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

The Company’s share of the income of these affiliates was Ps. 41.6 million in 2006, Ps. 67.2 million in 2005 and Ps. 26.7 million in 2004, and its investment in these companies totaled Ps. 265.4 million and Ps. 220.8 million at June 30, 2006 and 2005, respectively.

Summarized financial information of BHSA a significant equity investee (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2006			2005
Current assets	Ps.	(i	)	Ps.	(i	)
Non-current assets		(i	)		(i	)

Total assets		8,941,732			8,916,884

Current liabilities		(i	)		(i	)
Non-current liabilities		(i	)		(i	)

Total liabilities		6,556,693			6,842,321

Minority interest		31,634			30,236
Shareholders´ equity	Ps.	2,353,405		Ps.	2,044,327

	For the twelve-month period ended
	2006		2005		2004
Revenues	Ps.	733,803	Ps.	681,482	Ps.	1,777,786
Gross profit		321,619		292,600		969,286
Net income	Ps.	309,078	Ps.	151,022	Ps.	866,567

(i)	Balance sheets of banking entities are unclassified.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(n) Severance indemnities

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

(o) Statements of cash flows

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

Under Argentine GAAP, the Company is required to present the statement of cash flows in the primary financial statements in accordance with l Technical Resolution No. 9, (“RT No. 9”), as amended. Guidance prescribed by RT No. 9 is similar in most respects to the guidelines set forth in SFAS No. 95, “Statements of Cash Flows” (“SFAS No. 95”).

Under US GAAP, the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as those dates. Note 19 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows.

As described in Note 3.b., under Argentine GAAP, the Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. Therefore, there are no differences in the type of items considered as cash equivalents under US GAAP. However, as discussed in Note 2.c, under Argentine GAAP, the Company consolidates the accounts of Metroshop and Canteras Natal Crespo on a pro rata basis. Under US GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over these investments. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared using US GAAP numbers. In addition, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared using US GAAP numbers since each line item would exclude the pro rata equity interest of the accounts of Metroshop and Canteras Natal Crespo.

The following table presents the cash flows from operating, investing and financing activities as well as the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows using Argentine GAAP numbers but following the guidelines prescribed by SFAS No. 95. Therefore, the effect of the elimination of the proportionate consolidation has not been considered in the preparation of the following reconciliation:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(o) Statements of cash flows (continued)

	For the year ended June 30,
	2006		2005		2004
Net cash provided by operating activities	Ps.	192,589	Ps.	105,655	Ps.	92,378
Net cash used in investing activities		(128,687)		(141,746)		(105,061)
Net cash provided by (used in) financing activities		(36,767)		52,868		(47,649)
Effect of exchange rate changes on cash and cash equivalents		(5,784)		2,899		(8,081)
Net increase (decrease) in cash and cash equivalents	Ps.	21,351	Ps.	19,676	Ps.	(68,413)

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

(p) Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2006, 2005 and 2004.

	Year ended June 30,
	2006		2005		2004
Net income under US GAAP	Ps.	89,946	Ps.	129,398	Ps.	2,825
Other comprehensive income:
Unrealized gain on available-for-sale-securities		4,042		9,978		3,501
Unrealized gain (loss) on retained interest in transferred mortgage and credit card receivables		1,043		(821)		1,379
Unrealized gain on available-for-sale-securities of equity investees		3,544		6,291		14,426

Comprehensive income	Ps.	98,575	Ps.	144,846	Ps.	22,131

Accumulated non-owner changes in equity (accumulated other comprehensive income) at June 30 were as follows:

	2006		2005		2004
Unrealized gain (loss) on available-for-sale securities	Ps.	16,666	Ps.	12,624	Ps.	2,646
Unrealized gain on retained interest in transferred mortgage and credit card receivables		2,004		961		1,782
Unrealized gain on available-for-sale-securities on equity investees		30,016		26,472		20,181

Accumulated other comprehensive income.	Ps.	48,686	Ps.	40,057	Ps.	24,609

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(q) Pro-rata consolidation of Natal Crespo S.A. and Metroshop S.A.

As discussed in footnote (v) of Note 2.b. under Argentine GAAP the Company consolidates the accounts of Natal Crespo S.A. on a pro-rata basis and also, APSA consolidates Metroshop S.A. on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

Presented below is the consolidated condensed information of the Company at June 30, 2006 and 2005 considering Natal Crespo S.A. and Metroshop S.A. as an equity investee:

	As of and for the year ended June 30, 2006
	As reported		Eliminations of Metroshop S.A. and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A. and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	481,788	Ps.	1,163	Ps.	—	Ps.	482,951
Non-current assets		2,258,333		(1,694)		224		2,256,863

Total assets		2,740,121		(531)		224		2,739,814

Current liabilities		419,228		(385)		—		418,843
Non-current liabilities		385,138		—		78		385,216

Total liabilities		804,366		(385)		78		804,059

Minority interest		449,989		—		—		449,989
Shareholders’ equity		1,485,766		—		—		1,485,766

Revenues		577,680		(1,773)		—		575,907
Gross profit		333,849		(1,016)		—		332,833
Net income	Ps.	96,573	Ps.	—	Ps.	—	Ps.	96,573

	As of and for the year ended June 30, 2005
	As reported		Eliminations of Metroshop S.A. and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A. and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	389,735	Ps.	(13)	Ps.	—	Ps.	389,722
Non-current assets		2,134,691		(298)		57		2,134,450

Total assets		2,524,426		(311)		57		2,524,172

Current liabilities		310,977		(254)		—		310,723
Non-current liabilities		515,381		—		—		515,381

Total liabilities		826,358		(254)		—		826,104

Minority interest		445,839		—		—		445,839
Shareholders’ equity		1,252,229		—		—		1,252,229

Revenues		369,889		(329)		—		369,560
Gross profit		201,815		(107)		—		201,708
Net income	Ps.	103,245	Ps.	—	Ps.	—	Ps.	103,245

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(r) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2006 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land		Buildings and improvement		Impairment		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alsina 934	Ps.	354	Ps.	1,422	Ps.	—	Ps.	(1,776)	Ps.	(354)	Ps.	—	Ps.	—	Ps.	—	N/A	August 1991	50
Alto Palermo Park		474		130		—		—		130		604		85		519	June 1996	November 1997	50
Alto Palermo Plaza		1		(1)		—		—		(1)		—		—		—	December 1996-March 1997 and September 1997	November 1997	50
Av. de Mayo 595		679		6,660		(795)		—		5,865		6,544		1,914		4,630	July 1992	March 1992	50
Av. Madero 942		1,303		1,974		—		—		1,974		3,277		626		2,651	N/A	July 1994- August 1994	50
Bouchard 710		725		71,734		—		1		71,735		72,460		1,674		70,786	N/A
Constitución 1111		584		754		(309)		—		445		1,029		269		760	September 1994- March 1995	June 1994 – January 1994	50
Constitución 1159		7,966		796		(6,762)		—		(5,966)		2,000		—		2,000	N/A
Costeros Dique IV		2,726		20,611		—		—		20,611		23,337		1,874		21,463	N/A	June 2001	50
Dique II Edificio A y B “Edificios Cruceros”		5,948		15,212		—		24		15,236		21,184		2,164		19,020	September 1998	March 1997	50
Hotel Intercontinental		8,672		39,176		—		123		39,299		47,971		3,199		44,772	December 1994	November 2004	50
Hotel Libertador		3,027		60,613		—		—		60,613		63,640		32,899		30,741	October 1973- Noviembre 1990- December 1997	March 1998	50
Hotel Llao Llao		3,073		29,728		—		12,033		41,761		44,834		6,622		38,212	N/A
Intercontinental Plaza		8,669		57,656		—		72		57,728		66,397		120		66,277	June 1996	November 1997	50
Laminar Plaza		6,595		26,918		—		—		26,918		33,513		3,481		30,032	N/A	March 1999	50
Libertador 498		11,731		39,421		—		—		39,421		51,152		8,662		42,490	N/A	December 1995	50
Libertador 602		699		2,787		—		—		2,787		3,486		557		2,929	N/A	May 1996	50
Store Cruceros		59		234		—		—		234		293		—		293	N/A
Madero 1020		6,222		(4,034)		—		—		(4,034)		2,188		370		1,818	N/A	December 1995	50
Maipú 1300		10,294		42,338		—		—		42,338		52,632		8,906		43,726	N/A	September 1995	50
Reconquista 823		4,942		19,772		(145)		—		19,627		24,569		5,009		19,560	June 1995	November 1993	50
Rivadavia 2768		—		334		—		—		334		334		13		321	N/A
Santa María del Plata		11,618		491		—		(1,596)		(1,105)		10,513		—		10,513	N/A
Sarmiento 517		46		436		(376)		—		60		106		20		86	March 1995	December 1994- August 1994- July 1994	50
Suipacha 652		2,533		14,477		(937)		—		13,540		16,073		4,265		11,808	April-June 1994	November 1991	50
Shopping Abasto		9,752		250,054		—		356		250,410		260,162		65,270		194,892	November 1998	N/A	31
Shopping Alto Palermo		8,694		396,970		—		1,159		398,129		406,823		213,310		193,513	October 1990	November 1997- March 1998	26
Shopping Alto Avellaneda		17,349		159,455		—		(10,867)		148,588		165,937		79,648		86,289	October 1995	November 1997- December 1997	19
Shopping Paseo Alcorta		8,066		97,485		—		420		97,905		105,971		43,711		62,260	June 1992	June 1997	22
Alto Noa		357		42,714		—		147		42,861		43,218		14,202		29,016	September 1994	March 1995- September 1996- January 2000	23
Buenos Aires Design		—		48,937		—		49		48,986		48,986		30,469		18,517	November 1993- December 1993	November 1997	20
Patio Bullrich		8,419		151,315		—		531		151,846		160,265		50,856		109,409	September 1988	October 1998	23
Alto Rosario		25,686		58,030		—		5,107		63,137		88,823		3,307		85,516	November 2004	N/A	28
Mendoza Plaza Shopping		10,530		93,926		—		8,069		101,995		112,525		23,924		88,601	June 1994	December 2004	22
Neuquén Project		3,313		8,852		(2,154)		1		6,699		10,012		—		10,012	Under construction	September 1999	N/A
Other		1,150		23,459		(245)		883		24,097		25,247		7,348		17,899	N/A

	Ps.	192,256	Ps.	1,780,836	Ps.	(11,723)	Ps.	14,736	Ps.	1,783,849	Ps.	1,976,105	Ps.	614,774	Ps.	1,361,331

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(r) Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2006		2005		2004
Balance, beginning of the year	Ps.	1,945,452	Ps.	1,700,568	Ps.	1,597,631
Additions during the year:
Acquisitions		—		72,459		—
Acquisition of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I)		—		95,268		—
Improvements		18,138		40,822		24,159
Recovery of impairment		5,800		24,301		47,880
Transfers from undeveloped parcels of land		12,165		13,371		51,501
Transfer from non-current investments		—		9,138		—
Transfers from intangible assets		—		—		31
Transfers from real estate inventory		293		123		40
Transfers from other receivables		—		103		—

		1,981,848		1,956,153		1,721,242

Deductions during the year:
Transfers to real estate inventory		(1,776)		(8,575)		(18,189)
Transfers to intangible assets		—		(2,126)		(2,485)
Transfers to undeveloped parcels of land		(2,690)		—		—
Sales		(1,277)		—		—

		(5,743)		(10,701)		(20,674)

Balance, end of the year	Ps.	1,976,105	Ps.	1,945,452	Ps.	1,700,568

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(s) Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	10%	October 2008	Biannual	None	Ps.	1,005	Ps.	838	None
Customer B	12%	December 2007	Monthly	None		249		217	None
Customer C	14%	June 2014	Monthly	None		128		80	None
Customer D	16%	December 2014	Monthly	None		80		65	None
Customer E	14%	May 2014	Monthly	None		77		104	None
Customer F	14%	June 2014	Monthly	None		70		99	None
Customer G	14%	June 2009	Monthly	None		70		110	None
Customer H	14%	July 2009	Monthly	None		60		97	None
Customer I	14%	February 2014	Monthly	None		50		62	None
Mortgage receivables under Ps. 30,000	14-16%	March 2007 – September 2009	Monthly	None		32		20	None
Mortgage receivables Ps. 30,000-Ps.49,999	12-17%	March 2007 - September 2007 - September 2009 - January 2011	Monthly	None		201		70	None
Mortgage receivables Ps. 50,000-Ps.69,999	12-16%	May 2009 -February 2010 - April 2014 - July 2014 - April 2015	Monthly	None		280		168	None
Mortgage receivables Ps. 70,000-Ps.89,999	12-16%	December 2006 - September 2009 - April 2015	Monthly	None		234		103	None

					Ps.	2,536	Ps.	2,033

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

(s) Mortgage loans on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2006		2005		2004
Balance, beginning of year	Ps.	1,373	Ps.	1,435	Ps.	2,567
Deductions during the year:
New mortgage loans		1,005		—		—
Collections of principal		(345)		(62)		(1,132)

Balance, end of year	Ps.	2,033	Ps.	1,373	Ps.	1,435

28. Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Cost of sales, leases and services

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information

a. Fixed assets

	Original value								Depreciation								Net carrying value as of June 30,
											Current year
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment (As restated)		2006		2005		2004
Facilities	Ps.	85,698	Ps.	3,617	Ps.	(66)	Ps.	89,249	Ps.	57,655	Ps.	(31)	Ps.	4,806	Ps.	62,430	Ps.	—	Ps.	26,819	Ps.	28,043	Ps.	17,098
Furniture and fixtures		49,221		3,619		(962)		51,878		41,132		(820)		3,179		43,491		—		8,387		8,089		5,420
Machinery and equipment		5,429		338		—		5,767		5,070		—		246		5,316		—		451		359		307
Computer equipment		35,137		6,242		(17)		41,362		29,447		(127)		3,470		32,790		—		8,572		5,690		3,854
Vehicles		882		28		—		910		463		—		133		596		—		314		419		265
Leasehold improvements		14,124		3,819		(330)		17,613		11,447		(13)		1,455		12,889		—		4,724		2,677		3,008
Advances to suppliers		919		2,550		(841)		2,628		14		—		—		14		—		2,614		905		71
Properties:
Alsina 934		1,776		—		(1,776)		—		347		(354)		7		—		—		—		1,429		1,457
Alto Palermo Park		604		—		—		604		75		—		10		85		—		519		500		500
Av. de Mayo 595		7,339		—		—		7,339		1,780		—		134		1,914		795		4,630		4,574		4,419
Av. Madero 942		3,277		—		—		3,277		575		—		51		626		—		2,651		2,401		2,213
Bouchard 710		72,459		1		—		72,460		237		—		1,437		1,674		—		70,786		72,222		—
Constitución 1111		1,338		—		—		1,338		248		—		21		269		309		760		545		494
Constitución 1159		8,762		—		—		8,762		—		—		—		—		6,762		2,000		1,324		—
Costeros Dique IV		23,337		—		—		23,337		1,488		—		386		1,874		—		21,463		21,849		20,123
Dique II Edificio A y B “Edificios Cruceros”		21,160		24		—		21,184		1,802		—		362		2,164		—		19,020		19,358		19,726
Hotel Intercontinental		47,848		123		—		47,971		2,048		—		1,151		3,199		—		44,772		45,269		43,677
Hotel Libertador		63,640		—		—		63,640		31,589		—		1,310		32,899		—		30,741		32,051		33,359
Hotel Llao Llao		32,801		12,889		(856)		44,834		5,149		—		1,473		6,622		—		38,212		27,652		26,026
Intercontinental Plaza		66,325		72		—		66,397		(1,416)		—		1,536		120		—		66,277		67,741		65,152
Laminar Plaza		33,513		—		—		33,513		2,936		—		545		3,481		—		30,032		30,577		31,126
Libertador 498		51,152		—		—		51,152		7,845		—		817		8,662		—		42,490		43,307		42,679
Libertador 602		3,486		—		—		3,486		501		—		56		557		—		2,929		2,985		2,628
Madero 1020		2,188		—		—		2,188		340		—		30		370		—		1,818		1,665		4,047
Maipu 1300		52,632		—		—		52,632		8,051		—		855		8,906		—		43,726		44,581		45,432
Reconquista 823		24,714		—		—		24,714		4,613		—		396		5,009		145		19,560		19,355		17,733
Rivadavia 2768		334		—		—		334		6		—		7		13		—		321		164		—
Santa María del Plata		12,109		30		(1,626)		10,513		—		—		—		—		—		10,513		12,109		—
Sarmiento 517		482		—		—		482		11		—		9		20		376		86		84		121
Store Cruceros		—		293		—		293		—		—		—		—		—		293		—		—
Suipacha 652		17,010		—		—		17,010		3,977		—		288		4,265		937		11,808		11,749		10,641
Shopping Centers:
Shopping Abasto		259,806		356		—		260,162		57,030		—		8,240		65,270		—		194,892		202,776		210,696
Shopping Alto Palermo		405,664		1,159		—		406,823		194,842		—		18,468		213,310		—		193,513		210,822		229,117
Shopping Alto Avellaneda		176,804		2,571		(13,438)		165,937		78,054		(7,045)		8,639		79,648		—		86,289		98,750		107,333
Shopping Paseo Alcorta		105,551		420		—		105,971		39,735		—		3,976		43,711		—		62,260		65,816		69,003
Shopping Alto Noa		43,071		147		—		43,218		12,188		—		2,014		14,202		—		29,016		30,883		29,589
Shopping Buenos Aires Design		48,937		56		(7)		48,986		28,002		—		2,467		30,469		—		18,517		20,935		23,381
Shopping Patio Bullrich		159,733		587		(55)		160,265		44,131		—		6,725		50,856		—		109,409		115,602		121,678
Shopping Alto Rosario		83,716		5,200		(93)		88,823		1,191		—		2,116		3,307		—		85,516		79,117		53,295
Mendoza Plaza Shopping		104,456		8,069		—		112,525		20,750		—		3,174		23,924		—		88,601		83,706		—
Neuquén Project		12,165		1		—		12,166		—		—		—		—		2,154		10,012		9,987		9,983
Other		24,610		2,708		(1,826)		25,492		6,881		(172)		639		7,348		245		17,899		17,484		19,024

Total as of June 30, 2006	Ps.	2,164,209	Ps.	(ii)54,919	Ps.	(iii)(21,893)	Ps.	2,197,235	Ps.	700,234	Ps.	(8,562)	Ps.	80,628	Ps.	772,300	Ps.	(iv)11,723	Ps.	1,413,212	Ps.	—	Ps.	—

Total as of June 30, 2005	Ps.	1,899,720	Ps.	358,806	Ps.	(94,317)	Ps.	2,164,209	Ps.	593,989	Ps.	30,192	Ps.	76,053	Ps.	700,234	Ps.	(v) 18,424	Ps.	—	Ps.	1,445,551	Ps.	—

Total as of June 30, 2004	Ps.	1,837,114	Ps.	84,519	Ps.	(21,913)	Ps.	1,899,720	Ps.	519,329	Ps.	2,687	Ps.	71,973	Ps.	593,989	Ps.	(vi)31,056	Ps.	—	Ps.	—	Ps.	1,274,675

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (Continued)

a. Fixed assets (Continued)

(i)	The Allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 28 f.), except for Ps. 6 and Ps. 441 for the year 2005 allocated in “Costs” and Ps. 301, Ps. 238 for the year 2005 and Ps. 152 for the year 2004 passed- through to tenants.

(ii)	Includes:
Ps. 8 reclassified from “Other investments”.
Ps. 293 transfers from inventories.

(iii)	Includes:
Ps (71) reclassified to Other receivables.
Ps. (1,422) transfers to inventories.
Ps. (1,626) reclassified to Other parcels of undeveloped land.

(iv)	Net of the depreciation of the year for Ps. 388.

(v)	Net of the depreciation of the year for Ps. 1,935.

(vi)	Net of the depreciation of the year for Ps. 4,839.

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

b. Intangible assets, net:

	Original value						Amortization										Net carrying value as of June 30,
							Current year
Principal account	Value as of beginning of year		Additions / (deductions)		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases)		Amount		Accumulated as of end of year		Impairment		2006		2005		2004
Preoperating and organization expenses	Ps.	15,735	Ps.	33	Ps.	15,768	Ps.	11,162	Ps.	—	Ps.	1,509	Ps.	12,671	Ps.	—	Ps.	3,097	Ps.	4,218	Ps.	1,546
Selling and advertising expenses		7,551		—		7,551		7,020		—		205		7,225		—		326		531		444
Trademarks		599		—		599		373		—		50		423		—		176		226		251
Expenses related to securitization of receivables		6,660		—		6,660		6,660		—		—		6,660		—		—		—		3

Total as of June 30, 2006	Ps.	30,545	Ps.(ii)	33	Ps.	30,578	Ps.	25,215	Ps.	—	Ps.	1,764	Ps.	26,979	Ps.(v)	—	Ps.	3,599	Ps.	—	Ps.	—

Total as of June 30, 2005	Ps.	21.220	Ps.(iii)	9,325	Ps.	30.545	Ps.	18.498	Ps.(iv)	5,751	Ps.	966	Ps.	25.215	Ps.(vi)	355	Ps.	—	Ps.	4,975	Ps.	—

Total as of June 30, 2004	Ps.	62,773	Ps.	(41,553)	Ps.	21.220	Ps.	58,952	Ps.	(41,942)	Ps.	1,488	Ps.	18.498	Ps.	478	Ps.	—	Ps.	—	Ps.	2,244

(i)	The allocation of annual amortization charges in the statements of income is included in “Other expenses, net” (Note 28.f.); except for Ps. 8 for the year ended 2006 allocated in “Costs” and Ps. 5 for the year ended 2005 and Ps. 523 and Ps. 224 for the year ended 2004 allocated in “Net income in credit card trust” and “Costs” respectively.
(ii)	Includes:
Ps. (12) reclassified to Other receivables.
(iii)	Includes:
Ps. 2,126 reclassified from fixed assets.
Ps. (18) reclassified to inventory.
Ps. 6,082 related to the acquisition of Mendoza Plaza Shopping.
(iv)	Includes Ps. 6,070 related to the acquisition of Mendoza Plaza Shopping.
(v)	Net of the amortization of the year of Ps. 152. (See Note 28.f.) and recovery of impairment of Ps. 203.
(vi)	Net of the amortization of the year Ps. 123. See Note 28.f.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

c. Allowances and provisions

Item	Balances as of beginning of year		Additions		Deductions		Carrying value of June 30,
							2006		2005		2004
Deducted from current assets:

Allowance for doubtful accounts	Ps.	38,255	Ps.(i)	13,306	Ps.(ii)	(7,518)	Ps.	44,043	Ps.	38,255	Ps.	35,299

Total as of June 30, 2006	Ps.	38,255	Ps.	13,306	Ps.	(7,518)	Ps.	44,043		—		—

Total as of June 30, 2005	Ps.	35,299	Ps.	6,657	Ps.	(3,701)		—	Ps.	38,255		—

Total as of June 30, 2004	Ps.	46,774	Ps.	64	Ps.	(11,539)		—		—	Ps.	35,299

Deducted from non-current assets:

Allowance for doubtful accounts		969	(i)	364		—		1,333		969		45
Allowance for doubtful mortgage receivable		2,208		—		—		2,208		2,208		2,208
Allowance for impairment of fixed assets		18,424		—	(iii)	(6,701)		11,723		18,424		31,056
Allowance for impairment of inventories		2,056	(iv)	211	(x)	(38)		2,229		2,056		471
Allowance for impairment of undeveloped plots of land		9,592		190	(v)	(8,024)		1,758		9,592		20,681
Allowance for impairment of intangible assets		355		—	(vi)	(355)		—		355		478
Allowance for impairment of non – current investments		—		—		—		—		—		6,897

Total as of June 30, 2006	Ps.	33,604	Ps.	765	Ps.	(15,118)	Ps.	19,251		—		—

Total as of June 30, 2005	Ps.	61,836	Ps.	19,228	Ps.	(47,460)		—	Ps.	33,604		—

Total as of June 30, 2004	Ps.	136,635	Ps.	13,560	Ps.	(88,359)		—		—	Ps.	61,836

Included in current liabilities:

Provision for contingencies		9,776	(vii)	1,047	Ps.(viii)	(2,068)		8,755		9,776		6,439

Total as of June 30, 2006	Ps.	9,776	Ps.	1,047	Ps.	(2,068)	Ps.	8,755		—		—

Total as of June 30, 2005	Ps.	6,439	Ps.	3,965	Ps.	(628)		—	Ps.	9,776		—

Total as of June 30, 2004	Ps.	12,402	Ps.	3,200	Ps.	(9,163)		—		—	Ps.	6,439

Included in non-current liabilities:

Provision for contingencies		11,027	(vii)	821	(ix)	(906)		10,942		11,027		6,549
Total as of June 30, 2006	Ps.	11,027	Ps.	821	Ps.	(906)	Ps.	10,942		—		—

Total as of June 30, 2005	Ps.	6,549	Ps.	6,880	Ps.	(2,402)		—	Ps.	11,027		—

Total as of June 30, 2004	Ps.	4,682	Ps.	2,288	Ps.	(421)		—		—	Ps.	6,549

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

c. Allowances and provisions (continued)

(i)	Doubtful accounts are disclosed in “Other expenses” (Note 28.f.), except for Ps. 2,637 related to the allowance of the cancelled trusts in the period (Series VI, VII, IX, XII y XIII).
(ii)	Related to off set and recovery of the year.
(iii)	Includes recovery of impairment of Ps. 6,390 disclosed in “Gain from operations and holdings of real estate assets, net” and the depreciation of the year of Ps. 388.
(iv)	Corresponds to the impairment of the year of Ps. 206 (Torres de Abasto) and Ps. 5 of Llao Llao included in “Other expenses” (Note 28.f.)
(v)	Corresponds to the utilization of the year of Ps. 1,603 and recovery of provision impairment of Ps. 6,421.
(vi)	Includes amortization of the year of Ps. 152 and recovery of impairment of Ps. 203.
(vii)	Provision for contingencies is disclosed in “Other expenses, net” (Note 9), except for Ps. 404 allocated in “Other expenses, net” disclosed in “Others”, and Ps. 1, 091 allocated in “Other expenses” (Note 28.f.)
(viii)	Correspond to payments made during the year.
(ix)	Includes utilization of the year of Ps. 634 and recovery of provision of Ps. 97.
(x)	Includes recovery of impairment of Ps. 11 disclosed in “Gain from operations and holdings of real estate assets, net”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

d. Cost of sales, leases and services

	Year ended June 30,
	2006		2005		2004
I. Cost of sales
Stock as of beginning of year	Ps.	98,522	Ps.	28,398	Ps.	22,985
Plus:
Expenses (Note 28.f.)		2,384		2,255		1,775
Transfers to fixed assets		(293)		(123)		(40)
Transfers from investments		—		240		—
Transfers from fixed assets		1,422		4,715		2,775
Transfer to other receivables and prepaid expenses		(1,516)		—		—
Transfer from undeveloped parcels of land		33,006		25,979		10,748
Capitalized interest		222		418		—
Adjustment to purchase price of inventory		70,740		33,721		15,862
Stock as of end of year		(159,774)		(98,522)		(28,398)

Subtotal		44,713		(2,919)		25,707

Plus:
Gain from valuation of inventories at fair market value		9,727		18,087		—
Results from holding of real estate assets		13		297		6
Impairment of the year		—		2,027		—

Cost of properties sold		54,453		17,492		25,713

II. Cost of leases
Expenses (Note 28.f.)		85,120		76,964		68,205

Cost of properties leased		85,120		76,964		68,205

III. Cost of fees for services
Expenses (Note 28.f.)		2,354		1,591		1,484

Cost of fees for services		2,354		1,591		1,484

IV. Cost of hotel activities
Stock as of beginning of year		1,289		1,313		869
Purchases of the year		1,047		(24)		444
Expenses (Note 28.f.)		57,971		48,925		40,049
Stock as of end of year		(2,336)		(1,289)		(1,313)

Cost of hotel activities		57,971		48,925		40,049

V. Cost of credit card operations
Expenses (Note 28.f.)		43,933		23,102		11,965

Cost of credit card operations		43,933		23,102		11,965

TOTAL COSTS	Ps.	243,831	Ps.	168,074	Ps.	147,416

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

e. Foreign currency assets and liabilities

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)		Total as of June 30,
					2006		2005
Assets
Current assets
Cash and banks:
Cash	U$S	807,974		3.046	Ps.	2,460	Ps.	5,143
Cash	Euros	1,941		3.892		7		5
Cash	Reales	1,100		1.261		2		2
Cash	U$S	381		5.624		2		—
Bank accounts	U$S	16,388,700		3.046		49,919		70,774
Bank accounts	Euros	420,871		3.892		1,638		1,338
Savung Accounts	U$S	9,410,947		3.046		28,666		—
Checks to be deposited	U$S	135,955		3.046		414		179
Investments:
Government bonds	U$S	8,882		3.046		27		28
Bono Banco Ciudad	Euros	112,767		3.892		439		391
Mutual funds	U$S	29,277,893		3.046		89,180		66,072
Other investments	U$S	45,000	(ii)			42		38
Mortgages and leases receivable	U$S	2,361,908		3.046		7,193		814
Related parties	U$S	25,504		3.086		76		—
Mortgages and leases receivable	Euros	1,500		3.892		6		21
Other receivables and prepaid expenses:
Prepaid expenses	U$S	34,349		3.046		106		—
Credito Default swap	U$S	91,724		3.046		279		—
Guarantee deposits	U$S	3,015,000		3.046		9,184		—
Other	U$S	10,786		3.046		33		109
Stock operations	U$S	—		3.046		—		269

Total current assets						189,673		145,183

Non-current assets
Investments:
Bono Banco Ciudad	Euros	30,000		3.892		117		482
Mortgages and leases receivable	U$S	4,157,573		3.046		12,663		—
Mortgages and leases receivables	Euros	3,000		3.892		12		—
Guarantee receivable	U$S	5,216,308		3.046		15,889		17,128
Prepaid expenses	U$S	48,607		3.086		150		—

Total non-current assets						28,831		17,610

Total assets as of June 30, 2006					Ps.	218,504	Ps.	—

Total assets as of June 30, 2005					Ps.	—	Ps.	162,793

(i)	Official exchange rate prevailing as of June 30, 2006.
(ii)	Valuated at fair market value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

e. Foreign currency assets and liabilities (continued)

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2006		2005
Liabilities
Current liabilities
Trade accounts payable	U$S	693,201	3.086	Ps.	2,139	Ps.	2,117
Customer advances	U$S	3,759,433	3.086		11,602		8,730
Customer advances	Euros	600,000	3.943		2,366		—
Mortgages payables	U$S	4,798,737	3.086		14,809		25,462
Taxes payable	U$S	58,263	3.086		180		85
Short term debt	U$S	15,626,268	3.086		48,221		59,092
Other Liabilities
Guarantee deposits	U$S	332,124	3.086		1,025		355
Collections on behalf of third parties	U$S	4,271	3.086		13		—
Related parties	U$S	490,869	3.086		1,516		891
Other	U$S	—			—		4

Total current liabilities					81,871		96,736

Non-current liabilities
Trade accounts payable	U$S	375,940	3.086		1,160		1,871
Mortgages payables	U$S	4,770,566	3.086		14,722		27,627
Long term debt	U$S	90,980,469	3.086		280,766		370,590
Other Liabilities
Related parties	U$S	167,982	3.086		518		1,732
Guarantee deposits	U$S	778,726	3.086		2,403		2,679

Total non-current liabilities					299,569		404,499

Total liabilities as of June 30, 2006				Ps.	381,440	Ps.	—

Total liabilities as of June 30, 2005				Ps.	—	Ps.	501,235

(i)	Official exchange rate prevailing as of June 30, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Other financial statement information (continued)

f. Other expenses

	EXPENSES
Items	Cost of properties leased		Cost of properties sold		Cost of fees for services		Cost of hotel activities		Cost of credit card operations		Administrative		Selling		Financing		Total for the year 2006		Total for the year 2005		Total for the year 2004
Director’s fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	5,492	Ps.	14,859	Ps.	—	Ps.	—	Ps.	20,351	Ps.	11,168	Ps.	8,626
Fees and payments for services		—		368		—		2,347		—		22,402		323		—		25,440		18,893		12,980
Salaries and bonuses		—		—		—		20,599		13,773		30,171		3,968		—		68,511		48,025		32,860
Social security contributions		—		—		—		4,413		—		3,153		830		—		8,396		6,227		5,327
Depreciation and amortization		69,207		—		—		7,164		825		4,273		68		545		82,082		75,118		68,602
Maintenance of building		14,882		1,712		—		10,162		348		826		25		—		27,955		24,628		20,043
Mail and telephone		—		—		—		2,573		—		313		142		—		3,028		3,903		2,702
Advertising		—		—		—		—		—		7		19,458		—		19,465		12,241		5,913
Lease expense		42		—		—		—		1,547		1,008		—		—		2,597		1,618		1,414
Commissions and property sales charges		—		—		—		968		10,744		1,531		2,227		—		15,470		11,075		2,996
Freight and transportation		—		—		—		197		739		1,509		301		—		2,746		2,233		1,594
Taxes, rates and contributions		39		—		—		—		8,600		8,481		4		—		17,124		9,509		5,942
Subscriptions and publications		—		—		—		—		—		199		—		—		199		204		264
Interest and index – adjustment		—		—		—		—		—		—		—		49,125		49,125		45,237		60,388
Bank charges		—		—		—		—		—		432		10		455		897		865		719
Safe deposits box		—		—		—		—		—		495		—		20		515		378		159
Allowance for doubtful accounts		—		—		—		—		—		—		11,033		—		11,033		2,952		64
Travel expenses		—		—		—		—		—		398		—		—		398		313		88
Food and beverages		—		—		—		5,892		—		—		—		—		5,892		5,234		—
Personnel		—		—		—		—		388		705		—		—		1,093		753		490
Training expenses		—		304		—		—		—		—		—		—		304		131		—
Contingencies (i)		458		—		—		—		507		—		—		—		965		666		—
Insurances		—		—		—		—		657		1,589		—		—		2,246		1,631		—
Surveillance		—		—		—		—		—		446		—		—		446		340		—
Training courses		—		—		—		—		—		22		—		—		22		112		—
Other		492		—		2,354		3,656		313		2,805		1,695		20		11,335		10,134		14,688
Gross sales tax		—		—		—		—		—		—		20,021		—		20,021		13,232		9,385

Total as of June 30,2006	Ps.	85,120	Ps.	2,384	Ps.	2,354	Ps.	57,971	Ps.	43,933	Ps.	95,624	Ps.	60,105	Ps.	50,165	Ps.	397,656	Ps.	—	Ps.	—

Total as of June 30,2005	Ps.	76,964	Ps.	2,255	Ps.	1,591	Ps.	48,925	Ps.	23,102	Ps.	69,556	Ps.	36,826	Ps.	47,601	Ps.	—	Ps.	306,820	Ps.	—

Total as of June 30,2004	Ps.	68,205	Ps.	1,775	Ps.	1,484	Ps.	40,049	Ps.	11,965	Ps.	50,240	Ps.	21,988	Ps.	59,538	Ps.	—	Ps.	—	Ps.	255,244

(i)	Includes Ps. 97 related to a recovery of Provision of contingencies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2006 and 2005 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2006. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2006 in conformity with accounting rules prescribed by the BCRA.

The quality of the Bank’s financial condition and results of operations depends to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina and to the Argentine Government’s ability to perform on its obligations to the Bank, in connection with federal secured loans and federal government securities.

As described in Notes 6 and 37 to the consolidated financial statements, respectively, accounting rules prescribed by the BCRA differ in certain significant respects from, and is a comprehensive basis of accounting other than, accounting principles generally accepted in Argentina for enterprises in general (“Argentine GAAP”) and accounting principles generally accepted in the United States of America and as allowed by Item 17 to Form 20-F (“US GAAP”). Information relating to the nature and effect of the differences between accounting rules prescribed by the BCRA and US GAAP is presented in Note 37 to the consolidated financial statements.

Price Waterhouse & Co S.R.L.

Diego Sisto
Partner

Buenos Aires, Argentina

December 21, 2006

BANCO HIPOTECARIO SA

CONSOLIDATED BALANCE SHEETS

As of June 30, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2006		2005
ASSETS

Cash and due from banks	Ps.	42,900	Ps.	55,850
Banks and correspondents		284,956		258,209

		327,856		314,059

Government and corporate securities (Note 9)		2,802,402		723,630

Loans (Note 10)
Mortgage loans		1,547,869		1,555,503
Other loans		903,249		941,003

		2,451,118		2,496,506
Plus: Accrued interest receivable		94,451		326,517
Less: Reserve for loan losses (Note 11)		(145,297)		(258,372)

		2,400,272		2,564,651
Other receivables from financial transactions (Note 12)
Collateral receivable under repurchase agreements		908,147		192,448
Amounts receivable under derivative financial instruments		1,035,997		897,774
Loans in trust pending securitization		100,231		150,348
Receivable from Argentine Government compensating and hedge bonds (Note 2)		250,872		2,649,926
Miscellaneous (Note 12)		731,085		618,828

		3,026,332		4,509,324
Plus: Accrued interest receivable		10,301		13,659
Less: Reserve for loan losses (Note 11)		(33,840)		(52,963)

		3,002,793		4,470,020

Investments in other companies		38,472		6,194

Miscellaneous receivables, net (Note 13)		254,190		716,136

Bank premises and equipment, net (Note 14)		86,224		89,907

Miscellaneous assets, net (Note 15)		24,040		23,575

Intangible assets, net (Note 14)		5,412		7,560

In-process items		71		1,152

Total Assets	Ps.	8,941,732	Ps.	8,916,884

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA

CONSOLIDATED BALANCE SHEETS – (Continued)

As of June 30, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2006		2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits
Checking accounts	Ps.	11,533	Ps.	19,943
Saving accounts		141,724		115,902
Time deposits		434,497		269,613
Other deposit accounts		22,269		14,710

		610,023		420,168
Plus: Accrued interest payable		4,764		3,218

		614,787		423,386
Other liabilities from financial transactions
Other banks and international entities (Note 18)		387,081		542,841
Bonds (Note 19)		3,253,792		2,345,817
Argentine Central Bank (Note 17)		198,329		2,042,362
Amounts payable under derivative financial instruments		964,753		900,940
Borrowings under repurchase agreements collateralized by government securities		637,719		122,886
Collections and other transactions on behalf of third parties		22,940		17,221
Miscellaneous		104,791		68,827

		5,569,405		6,040,894
Plus: Accrued interest payable		95,274		66,539

		5,664,679		6,107,433

Miscellaneous liabilities
Accrued taxes		5,152		6,290
Sundry creditors (Note 23)		54,304		43,354
Other (Note 23)		8,673		10,612

		68,129		60,256

Reserve for contingencies (Note 16)		205,577		250,433

In-process items		3,521		813

Minority interests		31,634		30,236

Total Liabilities		6,588,327		6,872,557

SHAREHOLDERS’ EQUITY

Common stock		1,500,000		1,500,000
Inflation adjustment of common stock		1,797,623		1,797,623
Paid-in-capital		1		1
Reserves		1,191,686		1,191,686
Accumulated deficit		(2,135,905)		(2,444,983)

Total Shareholders’ Equity		2,353,405		2,044,327

Total Liabilities and Shareholders’ Equity	Ps.	8,941,732	Ps.	8,916,884

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA

CONSOLIDATED STATEMENTS OF INCOME

For the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2006		2005		2004
Financial income
Interest on loans and other receivables from financial transactions	Ps.	443,845	Ps.	502,052	Ps.	580,344
Income from government securities and temporary investments, net		286,469		178,477		110,338
Income from restructuring of bonds		—		—		231,998
Income from restructuring of financial loans		—		—		254,404
Other		3,489		953		702

		733,803		681,482		1,177,786
Financial expenses
Interest on deposits and other liabilities from financial transactions		398,355		374,389		198,447
Contributions and taxes on financial income		13,829		14,493		10,053

		412,184		388,882		208,500
Provision for losses on loans (Note 11)		10,498		16,699		—
Income from services
Insurance premiums		53,851		44,764		46,300
Commissions (Note 24)		34,796		31,862		7,251
Other (Note 24)		12,759		11,802		17,485

		101,406		88,428		71,036
Expenses on services
Insurance claims		8,965		7,776		7,309
Commissions (Note 24)		28,860		13,312		23,965
Contributions and taxes on income from services		1,746		1,521		1,092

		39,571		22,609		32,366
Administrative expenses
Salaries and social security contributions		84,440		73,096		72,567
Advertising expenses		15,692		7,217		2,680
Value added tax and other taxes		11,819		10,184		9,516
Directors’ and Syndics’ fees		3,109		2,843		7,174
Fees for administrative services		21,455		13,247		6,149
Maintenance and repairs		44,258		36,260		31,618
Other		4,417		4,163		3,558

		185,190		147,010		133,262

Net income from financial transactions	Ps.	187,766	Ps.	194,710	Ps.	874,694

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA

CONSOLIDATED STATEMENTS OF INCOME – (Continued)

For the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2006	2005	2004
Miscellaneous income
Penalty interest	5,912	9,567	11,506
Loan loss recoveries	123,450	59,180	53,277
Gain on debt restructuring	—	—	88,016
Other (Note 25)	44,346	15,275	51,170

	173,708	84,022	203,969

Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	12,275	113,043	163,445
Other (Note 25)	36,922	13,322	37,293

	49,197	126,365	200,738

Income before income taxes and minority interests	312,277	152,367	877,925

Income taxes (Note 27)	1,321	6,968	3,563
Minority interests	(1,878)	5,623	(7,795)

Net income	309,078	151,022	866,567

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Common stock (Note 29)		Paid in capital		Inflation adjustment of common stock (Note 29)		Reserves				Accumulated deficit		Total shareholders’ equity
							Legal (Note 29)		Voluntary (Note 29)
Balance as of June 30, 2003	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(3,518,585)	Ps.	970,725

Net income for the period		—		—		—		—		—		866,567		866,567

Balance as of June 30, 2004 as reported	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,652,018)	Ps.	1,837,292

Prior period adjustment (Note 38)												56,013		56,013

Balance as of June 30, 2004 as restated	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,596,005)	Ps.	1,893,305

Net income for the period		—		—		—		—		—		151,022		151,022

Balance as of June 30, 2005	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,444,983)	Ps.	2,044,327

Net income for the period		—		—		—		—		—		309,078		309,078

Balance as of June 30, 2006	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,135,905)	Ps.	2,353,405

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA

CONSOLIDATED STATEMENTS OF CASH FLOW

For the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2006		2005		2004
Cash flows from operating activities:
Net income	Ps.	309,078	Ps.	151,022	Ps.	866,567
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for losses on loans and for contingencies and miscellaneous receivables, net of reversals		22,773		129,742		161,797
Net gain on investment government securities		(99,240)		(19,916)		(24,973)
Gain on derivative financial instruments		(41,635)		—		—
Gain from restructuring debt		—		—		(783,698)
Depreciation and amortization		10,364		5,279		15,034
Net loss (gain) on sale of premises and equipment and miscellaneous assets		—		(5,476)		16,531
Equity gain from unconsolidated subsidiaries		—		(283)		—
Net Indexing (CER and CVS) of loans and deposit		328,442		(66,645)		(159,940)
Unrealized foreign exchange loss		—		—		62,478
Interest and indexing (CER) of borrowings from Argentine Central Bank		79,271		149,015		82,615
Minority interest		1,878		(5,623)		7,795
Net change in trading investments		(1,107)		(175,173)		(92,853)
Net change in other assets and liabilities		546,998		(125,669)		78,151

Net cash provided by operating activities		1,156,822		36,273		229,504

Cash flows from investing activities:
(Increase) decrease in loans, net		(88,886)		(318,801)		268,629
Proceeds from securitization of US dollar-denominated loans		110,003		184,822		(15,389)
Purchase of government securities		(2,437,897)		—		(1,399,016)
Proceeds from government securities		41,645		—		1,201,501
Proceeds from maturities of investments		278,965		4,438		2,240
Increase in investments in other companies		—		—		(16,544)
Proceeds from sale of premises and equipment		4,849		5,476		—
Purchases of premises and equipment, miscellaneous and intangible assets		(12,807)		(11,469)		(2,210)

Net cash (used in) provided by investing activities		(2,104,128)		(135,534)		39,211

Cash flows from financing activities:
Increase in deposits, net		189,855		239,899		75,883
Proceeds from issuance of bonds, notes and other long term debts.		1,542,400		—		—
Proceeds from borrowings from Banks		154,240		—		—
Principal payments on bonds, notes, and other debts		(1,261,274)		(575,788)		(317,636)
Increase in borrowings, net		316,849		374,437		113,635

Net cash provided by (used in) financing activities		942,070		38,548		(128,118)

Net (decrease) increase in cash and cash equivalents		(5,236)		(60,713)		140,596
Cash and cash equivalents at the beginning of the period		314,059		380,041		239,445
Effect of foreign exchange changes on cash and cash equivalents		19,033		(5,269)		—

Cash and cash equivalents at the end of the period	Ps.	327,856	Ps.	314,059	Ps.	380,041

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	53,178	Ps.	164,373	Ps.	190,781
Cash paid for income taxes		—		—		3,563
Cash paid for presumptive minimum income tax		12,709		14,516		10,592

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

d. Presentation of financial statements in constant argentine pesos

For the period from January 1, 1995 to December 31, 2001, the Bank accounted for its financial transactions on the historical cost basis. Prior to January 1, 1995, the Bank’s consolidated financial statements were prepared on the basis of general price-level accounting, which reflected changes in the purchasing power of the Argentine peso in the historical financial statements. However, as a result of the inflationary environment in Argentina during 2002. Argentine Central Bank, Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and “Comisión Nacional de Valores de la República Argentina” (“CNV”) reinstated the application of inflation accounting in financial statements as from January 1, 2002. These regulators provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a result of the stabilization of the WPI during the first half of 2003, the Argentine government instructed the CNV to issue the necessary regulations to preclude public companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Bank complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003.

2. Economic and social situation prevailing in Argentina

The socio economic situation in Argentina substantially improved since the year 2003, thus leaving behind the recession stage that started back in the second half of 1998, which worsened by the end of 2001 and the first half of 2002. The strong economic recovery that was evidenced through a sustained increase of the Gross Domestic Product (“GDP”), a drop in interest rates and stabilization of the foreign exchange market, became real through high positive indicators in the country. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in all types of borrowing. At the same time, levels of financial brokerage activities increased, the exposure to the Public Sector decreased and the reduction of BCRA liabilities speeded up.

In March, 2005, Argentina announced the final outcome of its global offer to exchange certain public debt instruments (the “Eligible Securities”), payment of which has been deferred, for an aggregate eligible amount of approximately US$ 81,800 million (representing the face value and past due and unpaid interest) for a total of eleven series of Par Bonds, Quasi Par Bonds and Discount Bonds and five series of GDP-linked units. Eligible bondholders holding approximately 76.15% of the amount subject to restructuring, equivalent to approximately US$ 62,300 million (representing around US$ 62,500 million, which are equivalent to a nominal amount not yet redeemed) participated in the debt swap. This process ended in June, 2005, with the delivery of the new debt securities.

On August 4, 2005 and on August 3, 2006, the National Government made a payment of approximately US$ 1,580 million and US$ 2,339 million, respectively, in repayment of capital of BODEN 2012, the main security created after the default declared in December 2001.

On January 3, 2006, the National Government fully paid its debt with the International Monetary Fund, amounting to approximately US$ 9,500 million.

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

Listed below are some of the main measures adopted by the National Government, which impacted banking operations and, particularly, the Bank: i) a single free exchange market system was established, ii) Deposits and Loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos, iii) compensations to the Financial System for the effects of the asymmetric pesification process, iv) certain adjustments to the Reorganization and Bankruptcy Laws and v) conversion of provincial public debt.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

The Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

-	National Government Compensating Bond in US dollars, due 2012: compensating bond - difference between assets and liabilities converted into pesos at Ps. 1.00, for the exchange rate difference of Ps. 0.40, converted into pesos at the Ps. 1.40 =US$ 1 rate: US$ 374,647 thousand (consolidated amount).

-	National Government Hedge Bond in US dollars, due 2012. Hedge Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$ 845,729 thousand (consolidated amount).

In September 2002 and October 2005 the Argentine Central Bank credited US$ 356,015 thousand and US$ 16,761 thousand in BODEN 2012, respectively, as compensation (consolidated amount).

Finally, in September 2005 the subscription process for hedge BODEN 2012 began and was carried out in the following stages:

•	September 30, 2005: direct exchange of US$ 55,174 thousand in BODEN 2012 through the delivery of Government-Secured Loans for a face value of US$ 59,584 thousand, being its book value Ps.125,740 pursuant to the provisions of Communication “A” 3911.

•	September 30, 2005: direct subscription of US$ 175,778 thousand in cash with funds obtained from the sale of Government-Secured Loans at market price for US$ 192,001 thousand, being its book value Ps. 393,555 pursuant to the provisions of Communication “A” 3911.

•	October 6, 2005: direct subscription of US$ 77,283 thousand in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank’s portfolio and from the Bank’s own funds.

•	October 21, 2005: direct subscription of US$ 25,453 thousand in cash with funds obtained from the issuance of CHA Series V under “Cédulas Hipotecarias Argentina – program”.

•	November 11, 2005: direct subscription of US$ 50,046 thousand in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank’s portfolio and from the sale of Secured Loans at market price for US$ 48,663 thousand, being its book value Ps. 91,512 pursuant to the provisions of Communication “A” 3911.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•	November 16, 2005: direct subscription of US$ 171,223 thousand in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank’s portfolio and from the Bank’s own funds.

•	November 25, 2005: direct subscription of US$ 47,480 thousand in cash with funds obtained from the collection of amortization and interest services on BODEN 2012 held in the Bank’s portfolio and from the Bank’s own funds.

•	December 13, 2005: direct subscription of US$ 49,875 thousand in cash with Bank’s own funds.

•	January 24, 2006: direct exchange of US$ 4,943 thousand in BODEN 2012 through the delivery of Government-Secured Loans for a face value of US$ 5,241 thousand, being its book value Ps.7,540 pursuant to the provisions of Communication “A” 3911.

•	January 27, 2006: direct subscription of US$ 116,276 thousand in cash with Bank’s own funds.

On June 27, 2005 and July 18, 2006, BACS Banco de Crédito y Securitización SA and the Bank submitted (jointly on the latter date) notes to the BCRA, requesting a review on the calculated amount of the compensation bonds.

The Bank is under the collateral provision process in order to obtain assistance loans from the Argentine Central Bank for the subscription of the remaining hedge BODEN.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities – Held-for-investment, ii) the amount in respect of the right to collect the compensating and coverage bonds has been recorded in Other receivables for financial transactions – Receivable for Argentine Government compensating and hedge bond - In foreign currency, iii) bonds delivered as collateral for Negotiable Obligations and secured facilities to banks, in Miscellaneous receivables, and iv) the amount of the obligation to be assumed as a counterpart for the hedge bond, in Other liabilities for financial transactions - Argentine Central Bank.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2006 and 2005, the Bank has recorded the effects of the compensation for asymmetric pesification as a positive contingency in memorandum accounts for Ps. 81,645 (for both periods).

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

3. Comprehensive financial debt restructuring

The financial debt restructuring process resulting from the significant adverse changes that took place in Argentina in 2002, which affected the Bank’s balance sheet and financial position, ended on December 29, 2003. On that date the term for receiving exchange offers expired and the Bank accepted all existing validly offered securities in view of compliance with the conditions for the Bank’s exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, the total final principal on validly offered securities of Ps. 2,662,242, representing approximately 93% of the total principal on the outstanding securities existing at that date, was settled.

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. Given the fact the sole object of the trust was to guarantee the payment of interests due on the restructures guaranteed financial debt and that debt was completely cancelled on January 13, 2006, this trust is in liquidation and only the total return of the assets that were a part of the trust remains pending.

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At June 30, 2006, the face value of the obligations exchanged amounted to US$ 8,895 thousand and Euro 10,688 thousand.

At the date of these financial statements, the Bank had honored the total amount of amortization and interest according to the contractual terms.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4. Exposure to the Public Sector

As of the June 30, 2006, the Bank maintains Ps. 3,927,109, in government-related assets:

a)	Government securities for Ps.2,407,712, (BODEN 2012 Ps.2,011,582, BODEN 2007 Ps.50,947, BODEN 2008 Ps.33,785, BODEN 2014 Ps.9,600, BOCON PRE 8 Ps.71,585, BOGAR Ps.174,961, BOCON PRE V Ps.287, BOCON PRO VII Ps.305, BOCON PRO XII Ps.21,159, PAR BONDS 2038 Ps.180, DISCOUNTS BONDS 2033 Ps.33,290, NOGOTIABLE BONDS PBI Ps.31).

b)	Government-secured loans by the National Government for Ps.127,324, originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market.

c)	Loans to the provincial and municipal governments for Ps.123,617.

d)	Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps.250,872 pursuant to Sections 28 and 29 of Decree 905/02.

e)	Other receivables for financial transactions for Ps.890,321 of which Ps.778,629 corresponds to BODEN 2012 repo transactions and Ps. 111,692 corresponds to swap transactions (BODEN 2012 Ps.10,194, BODEN 2014 Ps. 6,722, BOGAR Ps.69,157, BODEN 2008 Ps.10.965, BOCON PRO XII Ps.14.654).

f)	Miscellaneous receivables for Ps.127,263 to BODEN 2012 deposited as collateral for the currency swap transaction.

As of June 30, 2006, the Bank has Ps. 198,329 in government related advances to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

The net exposure to the Public Sector, without considering liquid assets in accounts opened at the BCRA, amounts to Ps.3,728,780 and Ps. 2,753,349 at June 30, 2006 and 2005, respectively.

It is the Bank’s intention to deliver as collateral for the allocation of the advance to the financing of the subscription of the hedge bonds, as indicated by Section 29 of Decree 905/02, the remaining public sector asset portfolio.

Through letters dated August 26 and December 28, 2004, Banco Hipotecario informed the BCRA that it had reserved secured bonds for a face value of 126,675,947 and freely available secured loans for a face value of 109,391,930, to be used as collateral for the advance from the BCRA for the subscription of the hedge bonds to which the Bank is entitled (pursuant to Section 29, subsect. f) and g) of Decree 905/02). In order to sort the collateral to be offered to the BCRA for the request of assistance loans and pursuant to the direct subscription and matching repayment processes, on October 21, 2005 the Bank submitted a new note containing a breakdown of secured bonds and freely available secured loans holdings for a face value of 123,151,984 and 127,900,865, respectively.

Pursuant to the amounts subscribed in hedge BODEN US$ 2012, on March 01, 2006, the Bank informed the BCRA that it shall keep the Secured Bonds mentioned in the above paragraph to be delivered as guarantee for future financial assistance for the remaining amount of the unsubscribed Hedge Bonds. In addition, on July 12, 2006, a report was sent to the BCRA, indicating that the Bank had reserved BOGAR with a face value of 83,011,882 and an accounting balance of 142,723,955.12 as collateral for the assistance loans necessary to subscribe the amount of the remaining coverage bonds.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

January 01, 2006 was the effective date of the provisions of item 12 of Communication “A” 3911 (Communication “A” 4455) indicating financial assistance to the Public Sector, covering all concepts (average), may not exceed 40% of total Assets as of the last day of the previous month. The Bank’s exposure to the public sector stems from compensations allocated by the National of assets and liabilities in currency. Therefore, and taking into account that assets to the Public Sector exceed said limit, on January 19, 2006, the Bank informed the BCRA that it would gradually reduce the ratio of assets subject to exposure to the Public Sector to the extent of the amortization and settlement carried out by the Government on bonds received for asymmetric compensation, in the currency of issuance; and there have been no objections to date.

Communication “A” 4546 dated July 9, 2006, provided that, as from July 1, 2007, financial assistance to the Public Sector, covering all concepts (average), may not exceed 35% of total Assets as of the last day of the previous month.

Furthermore, the same criterion will be used by the Bank in the event of being forced to receive financial instruments issued by the Trustee of the Mortgage Loan Refinancing Trust as compensation for Private Sector debts—Law 25798.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

As of June 30, 2005, loans reserved to be used as collateral for the advances granted by the BCRA for the subscription of the Hedge Bonds established by Decree 905/02, were recorded at their average book value established by Communication “A” 3756.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.5. Derivative Financial Instruments

The Bank entered into foreign currency swaps and into interest rate swap to manage its foreign exchange rate risk on foreign currency denominated borrowings (other than US dollar) and its interest rate risk. The Bank recognizes a receivable and payable at the time of the agreements, which reflect the amount of currencies to be exchanged at the closing date. The foreign currency -denominated receivable and payable arising from the swaps and the foreign currency-denominated borrowing are valued at face value plus interest accrued at the exchange rate outstanding at each period-end.

On March 5, and October 29, 2004, the Bank executed currency swap contracts (Cross Currency Swap) with Deutsche Bank AG and Credit Suisse First Boston for Euros 150,000 thousand and Euros 100,000 thousand, respectively. The purpose of these transactions is to reduce variations in the Bank’s results generated by the volatility of the Euro quotation, in view of the net liability position of that currency. Both transaction are secured by BODEN 2012.

On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 438,870 adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a principal of US$ 150,000 thousand.

On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston as a hedge for its liability exposure to CER index-adjustable peso denominated obligations. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps.87,537 adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a principal of US$30,000 thousand.

The purpose of these transactions was to reduce the volatility of the Bank’s results derived from variations in the CER index, in view of the net liability position of CER-index adjustable instruments held by the Bank. Both transaction is secured by BODEN 2012.

On March 23, 2006, the Bank subscribed with Deutsche Bank AG a currency swap contract involving US$ 100,000 thousand and Ps. 307,500. The due date agreed upon was March 23, 2046. This transaction was carried out in order to offset the net global position in foreign currency.

On May 11, 2006, the Bank and Deutsche Bank AG executed an interest rate swap contract for US$ 100,000 thousand. According to this transaction, the Bank will receive a fixed rate of 9.75% and will pay a 7.75% rate during the first year and, from year 2 through 10, will pay a floating 6-month LIBOR rate plus a spread ranging between 3.3% and 6.2%, according to US short and long term rate s and the level of the 6-month LIBOR rate. The due date has been scheduled for April 27, 2016. This transaction has been carried out for the purpose of covering the position relative to issuance of debt at fixed rate and giving consideration to the holdings of floating rate securities.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.6. Securitizations of Loans

The Bank recorded the transfer of US dollar-denominated and peso-denominated mortgage loans to a mortgage trust and the issuance of mortgage bonds as a sale and recorded its retained interest in the securitization trusts at their principal amounts. Retained interests relating to certificates of participation are adjusted monthly for the net results of the Bank’s equity in the trusts. A gain or loss is recognized for the difference between the cash proceeds received and the principal balance of mortgage loans underlying the mortgage bonds sold. Servicing assets or liabilities are not recognized at the time of sale.

Financial trust debt securities have been stated at face value, index-adjusted applying the CER, where applicable, plus interest accrued until the end of the period or year, as the case may be.

5.7. Reserve for Loan Losses

Reserves for loan losses established at June 30, 2006 and 2005, cover the minimum reserves required by the Argentine Central Bank, which consist of the debtors payment capacity and cash-flows analysis for commercial loans and clients aging for consumer loans, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund, including the extraordinary contribution to that fund and the changes in certain estimates related to the loan portfolio.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a result of the policies adopted, and in line with Argentine Central Bank rules, at June 30, 2006 and 2005 the Bank has recorded in memorandum accounts Ps. 1,076,256 and Ps. 980,879, respectively, for loans charged off from the Bank’s assets three months after the date on which those loans were fully covered by reserves.

As of December 31, 2005 the Risk and Credit Committee decided to charge off Ps. 49,333 corresponding to individual mortgage loans classified as uncollectible which have been reformulated or restructured at least once between June 30, 2000 and June 30, 2005.

As of June 30, 2006, the Risk and Credit Committee decided to maintain a maximum 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing. Reserves and funds created in connection with the special reserve envisaged by section 13 of Law N° 24143 and the Special fund created by a resolution of the Board dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Based on the foregoing, the Board of Directors of the Bank believes that the reserve for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Banking GAAP rules and Argentine GAAP.

5.8. Mortgage Related Insurance

The Bank makes provisions for incurred but not reported insurance claims and pending insurance claims based on historical loss experience. The Bank provides property damage, life and unemployment insurance for its mortgage loan customers as well as for debtors of loans which the Bank services. Income from insurance premiums is recognized as it is charged as a component of the monthly loan installment under “Income from services” in the accompanying consolidated statement of income.

The Bank has set up a technical reserve of Ps.12,013, which is included in Shareholders’ Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 11,733 and Ps. 10,219 as of June 30, 2006 and 2005, respectively.

The Bank discontinues accruing insurance premiums for individual loans when the related loan is over 90 days past due.

5.9. Loans in trust pending securitization

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

These receivables, corresponding to pesified mortgage loans registered in the name of the trustee, are recorded as an asset of the Bank as the trustee had not issued the corresponding securities and the Bank maintains the dual roles of trustor and sole beneficiary.

All the loans in trust at June 30, 2006 are held in a trust where the Bank is the only beneficiary and are not intended to be securitized.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.10 Investments in Other Companies

Investments in Other Companies include equity interest in companies where a minority interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists.

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the Bank’s share of the net book value of the investee.

As of June 30, 2006 and 2005 investments in other companies include:

Company	Ownership Interest %	Basis of accounting
BHN Inmobiliaria SA (1)	99.99%	Equity method
Mercado Abierto Electrónico SA	0.50%	Cost method
ACH SA	1.00%	Cost method

(1)	As of June 30, 2005.

Although at June 30, 2005 the Bank’s holds the controlling interests in BHN Inmobiliaria SA, this company’s financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by Banco Hipotecario SA.

5.11 Bank Premises and Equipment and Miscellaneous Assets

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

The Bank has recorded under “Miscellaneous assets” - properties received in lieu of payment of loans. These assets are initially recognized at the lower of market value or the value of the loan, net of allowances and subsequently, adjusted for inflation (as described in Note 1.d), and depreciation. Depreciation of Miscellaneous assets is also computed under the straight-line method over the estimated useful of the related assets.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.12 Intangible Assets, Net

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

5.13. Other Financial Instruments

On January 29, 2004, the Bank entered into a transaction as a partial hedging for the Stock Appreciation Right clause (“StARS”) included in the issuance of the Medium-term Secured Facility. This transaction involves the purchase of 7,110,000 Class D ordinary shares of Banco Hipotecario SA for US$17,519 thousand. The Bank recognized the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end.

In order to match its assets and liabilities denominated in foreign currency and adjustable by the CER index, several repo transactions were carried out:

On April 28, 2005, the Bank entered into a repo transaction with DEPFA Investment Bank Ltd. for a face value of US$ 65,600 thousand in BODEN 2012, at a 83.25% market price (US$ 54,612 thousand). This transaction accrues interest at LIBOR plus 1.4% and matures on August 3, 2007.

On August 2, 2005 the Bank entered into a repo transaction with Deutsche Bank AG, for a par value of US$ 16,700 thousand involving Ps. 28,000 in BODEN 2012. This transaction accrues interest at 180-day LIBOR plus 1.2% and matures on August 3, 2007.

On August 2, 2005, the Bank entered into a repo transaction with DEPFA Investment Bank Ltd, for a par value of US$ 9,000 thousand in BODEN 2012, at a market value of 78%. This transaction accrues interest at 180-day LIBOR plus 1.4% and matures on May 2, 2007.

On August 25, 2005, the Bank entered into a repo transaction with Deutsche Bank AG. for a face value of US$ 15,000 thousand involving Ps. 25,300 in BODEN 2012. This transaction accrues interest at 6-month LIBOR plus 1.15% and matures on August 3, 2007.

In November, 2005, the Bank entered into a repo transactions with DEPFA Investment Bank Ltd., for a face value of US$ 30,000 thousand involving Ps. 49,118 in BODEN 2012. These transactions accrue interests at 6-month LIBOR plus 1.15% and matures in May 2008.

In November and December, 2005, the Bank entered into a repo transactions with Credit Suisse First Boston, for a face value of US$ 8,200 thousand involving Ps. 13,598 in BODEN 2012. These transactions accrue interests at 6-month LIBOR plus 1.15% and matures in August, 2007.

On January 12, 2006, the Bank carried out a repo transaction with Deutsche Bank AG. for a face value of US$ 13,500 thousand involving Ps. 22,050 in BODEN 2012. This transaction accrues interest at 6-month LIBOR plus 1.15% and will expire on August 3, 2007.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On January 12, 2006, the Bank carried out a repo transaction with Credit Suisse First Boston, for a face value of US$ 21,800 thousand involving Ps. 36,151 in BODEN 2012. This transaction accrues interest at 6-month LIBOR plus 1.1% and will expire on May 23, 2008.

On March 31, 2006, the Bank carried out a repo transaction with Credit Suisse First Boston, for a face value of US$ 20,000 thousand involving Ps. 32,200 in BODEN 2012. This transaction accrues interest at 6-month LIBOR plus 0.83% and will expire on March 31, 2008.

Underlying assets of repo transactions with BODEN 2012 have been valued following the criteria mentioned in the third paragraph of point 5.2.

5.14 Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

The balances of the accounts reflecting the contingent liabilities assumed as a result of the call options written are adjusted at closing date market price of the securities traded and recorded under memorandum accounts.

5.15 Minority interest

The breakdown of supplementary equity interests recorded in “Minority interests” in the accompanying consolidated balance sheets is as follows:

	%	June 30
		2006		2005
BHN Sociedad de Inversión SA	0.01%	Ps.	1	Ps.	1
BACS Banco de Crédito y Securitización SA	30.00%	Ps.	31,633	Ps.	30,235

Total		Ps.	31,634	Ps.	30,236

5.16 Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2006, 2005 and 2004, the corporate tax rate was 35%. The Bank does not recognize deferred income taxes.

5.17 Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of Statement of Financial Accounting Standards N° 95: Statement of Cash Flows (“SFAS 95”). SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect with the inflation adjusted financial statements.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks”.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

5.19 Advertising expenses

The Bank expenses advertising expenses as incurred. Advertising expenses were approximately Ps. 15,692, Ps. 7,217 and Ps. 2,680 for the twelve month periods ended June 30, 2006, 2005 and 2004.

5.20 Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff. The disbursements in respect thereof are charged to the results for the year in which they occur.

5.21 Reclassifications

Certain balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2006 presentation.

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

6.1 Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2006 and 2005, the Bank carries the government securities received and to be received in the “Government Securities – holdings in investment accounts” and “Other Receivables for financial transactions” captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

d) Secured loans, government and other similar securities

In view of Decree N° 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National State national government securities (classified and valued as “Investment accounts”, according to the criteria established by the BCRA) for national secured loans which, at June 30, 2006 and 2005 were recorded under “Loans to the Public Sector”. Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at June 30, 2006 and 2005 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by the BCRA, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under Argentine GAAP, at June 30, 2006 and 2005 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

Discount Bonds have been valued pursuant to the provisions of Communication “A” 4270, supplementary rules and amendments thereof. Under professional accounting standards, those bonds should be valued at their quotation value less estimated selling expenses.

The Bank has recorded as a prior year adjustment, in the twelve months period ended June 30, 2005, the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Hedge Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication “A” 4095 (see Note 38). Under professional accounting standards, this item should be charged to the result for that year, because it was accrued that year.

e) Valuation at equity value

For purposes of calculating the equity value, under Argentine GAAP, the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criteria that differs from Argentine Central Bank regulations. Under Argentine GAAP, the same valuation criteria is also to be applied to all subsidiaries.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

f) Derivatives

Currency swap transactions carried out as a hedge for the Bank’s exposure to foreign currency denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets. This criterion differs from Argentine GAAP.

g) Monetary assets and liabilities

Under Argentine GAAP, certain loans and monetary liabilities transactions must be accounted for based on the best possible valuation of receivable and payable amounts discounted at a market rate that reflects market valuations on the time value of money and the specific risks of such assets and liabilities. Said transactions are valued under BCRA standards based on the rates contractually agreed upon and, as the case may be, the risk is measured pursuant to the classification and provisioning criteria specifically set forth.

6.2 Additional disclosure requirements

There are certain disclosure requirements established by Argentine GAAP, such as earnings per share and disclosures about segment information, that differ from what is required under Argentine Banking GAAP by Circular CONAU 1.

7. Restricted Assets

At June 30, 2006 and 2005, the Bank has deposited BODEN 2012 for Ps. 127,263 and Ps. 118,780, respectively as collateral for the currency swap transaction.

As of June 30, 2006 and 2005 the “Miscellaneous Receivables” caption includes shares securing call options written for Ps. 11,256 and Ps. 12,340.

On July 07, 2006, BACS Banco de Crédito y Securitización SA assigned Senior trust debt securities of the BACS III Mortgage Trust as collateral under the “Warehousing Credit Line Agreement” executed with International Finance Corporation.

In view of the commitments undertaken under the Bank’s external debt exchange offer, a trust was created under Argentine law by means of a Trust Agreement entered into by and between the Bank and ABN AMRO BANK, Argentine Branch. At June 30, 2005, BODEN 2012 for Ps. 477,780 and the yield there on and National Government Secured Loans for Ps. 9,616 had been transferred to the trust. These guarantees have been recorded in “Miscellaneous Receivables”.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

9. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2006		2005
Held-for-investment- Quoted
Boden 2012- compensating bond (US$)	Ps.	1,992,485	Ps.	55,705
Trading
- Quoted
Argentine government bonds (Pesos)		191,397		224,185
Argentine government bonds (US$)		19,097		15,390
Corporate equity securities (Pesos)		84,925		7,960
Argentine Central Bank bills - Lebacs (Pesos)		218,068		155,450
Corporate equity securities (US$)		91,697		27,665
- Unquoted
National and Guaranteed government bonds (Pesos)		204,733		237,275

Total	Ps.	2,802,402	Ps.	723,630

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2006		2005
Non-financial public sector	Ps.	185,530	Ps.	558,104
Financial sector		15,871		9,546
Non-financial private sector
With preferred guarantees (a)		1,548,456		1,554,853
Without preferred guarantees		701,261		374,003
Accrued interest receivable		94,451		326,517
Reserve for loan losses (see Note 11)		(145,297)		(258,372)

Total	Ps.	2,400,272	Ps.	2,564,651

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.

11. Reserve for loan losses

The activity in the reserve for loan losses of the Bank for the periods presented is as follows:

a) Loans:

	June 30,
	2006		2005
Balance at beginning of period	Ps.	258,372	Ps.	327,082
Provision charged to income		737		4,502
Loans charged off		(113,812)		(73,212)

Balance at end of period	Ps.	145,297	Ps.	258,372

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

b) Loans in trust:

	June 30,
	2006		2005
Balance at beginning of period	Ps.	52,963	Ps.	40,732
Provision charged to income		9,761		12,197
Loans charged off		(28,884)		—
Prior reserve reversed		—		34

Balance at end of period	Ps.	33,840	Ps.	52,963

12. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2006		2005
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps.	701,419	Ps.	3,053,770
Unsecured guarantees		2,335,214		1,469,213

Subtotal		3,036,633		4,522,983
Less: Reserve for loan losses		(33,840)		(52,963)

Total	Ps.	3,002,793	Ps.	4,470,020

Miscellaneous other receivable from financial transactions for the periods indicated is as follows:

	June 30,
	2006		2005
Class B subordinated mortgage-backed bonds	Ps.	196,665	Ps.	117,794
Certificates of participation BHN I		10,174		—
Certificates of participation BHN II		24,220		27,113
Certificates of participation BHN III		11,615		9,174
Certificates of participation BACS II		—		38,341
Certificates of participation BACS Funding I		12,088		14,745
Certificates of participation BACS Funding II		4,666		5,806
Certificates of participation BHSA II		18,620		—
Certificates of participation CHA I		10,057		8,869
Certificates of participation CHA II		5,978		5,076
Certificates of participation CHA III		9,005		7,320
Certificates of participation CHA IV		7,530		5,599
Certificates of participation CHA V		13,721		—
Certificates of participation CHA VI		14,673		—
Certificates of participation BACS III		1,003		—
Bonds		244,979		221,231
Treasury shares receivable (See Note 5.13)		78,921		99,540
Other		67,170		58,220

Total	Ps.	731,085	Ps.	618,828

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

13. Miscellaneous receivables, net

Miscellaneous receivables, net are comprised of the following for the periods indicated:

	June 30,
	2006		2005
Withholdings, credits and prepaid income tax	Ps.	9,361	Ps.	6,048
Receivables from governmental entities		495		3,823
Recoverable expenses, taxes, and advances to third parties		10,332		12,439
Bank correspondents		30		513
Guarantee deposit (1)		127,263		606,176
Presumptive minimum income – Credit tax (Note 28)		62,457		25,107
Receivables from master servicing activities		5,389		5,963
Directors fees (2)		20,292		20,292
Other Directors fees		2,503		6,802
Other		21,172		51,027

Subtotal		259,294		738,190
Less: Reserve for collection risks		(5,104)		(22,054)

Total	Ps.	254,190	Ps.	716,136

(1)	As of June 30, 2006 and 2005 guarantee deposits comprised mainly BODEN 2012 granted as collateral to: i) Ps. 127,263 and Ps. 118,780 deposit securing financial agreements, respectively, and ii) Ps. 487,396, as of June 30, 2005 deposit securing ABN AMRO BANK trust (Guaranteed Bond).
(2)	Approved by the General Shareholders’ Meeting held on August 31, 2005. From such amount, Ps. 6,307 relate to income tax withholdings made (see Notes 16 and 36).

14. Bank Premises and Equipment, net and Intangible Assets, net

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2006		2005
Land and buildings	Ps.	99,278	Ps.	99,278
Furniture and fixtures		15,922		15,062
Machinery and equipment		43,544		40,361
Other		2,143		4,447
Accumulated depreciation		(74,663)		(69,241)

Total	Ps.	86,224	Ps.	89,907

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2006		2005
Third parties fees, re-engineering, restructuring and capitalized software costs		5,412		7,560

Total	Ps.	5,412	Ps.	7,560

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

15. Miscellaneous assets, net

Miscellaneous assets, net consists of the following as of the end of each period:

	June 30,
	2006		2005
Properties to be sold	Ps.	21,886	Ps.	21,346
Assets leased to others		8,157		9,475
Other		2,505		1,947
Accumulated depreciation		(8,508)		(9,193)

Total	Ps.	24,040	Ps.	23,575

16. Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2006		2005
Legal Contingencies (1)	Ps.	94,577	Ps.	102,461
Incurred but not reported and pending insurance claims (2)		11,733		10,219
Contingency risks (3)		90,856		122,910
Tax Provision		8,411		9,973
Other		—		4,870

Total	Ps.	205,577	Ps.	250,433

(1)	Includes legal contingencies and expected legal fees.
(2)	As of June 30, 2006 and 2005, it is composed of: technical commitments for Ps. 2,253 and Ps. 886 (pending risks for Ps.2,253 and Ps. 886, without generating charges against the reserve for insufficient premiums), Debts to insured for Ps. 1,630 and Ps. 1,830 (outstanding claims for Ps. 1,090 and Ps. 918, IBNR for Ps. 540 and Ps. 314 and Reserves for FFAA claims for Ps. 598 at June 30, 2005) and Catastrophe Allowances for Ps. 7,850 and Ps. 7,503, respectively.
(3)	Composed of:

	June 30,
	2006		2005
Stock Appreciation Rights (StAR)	Ps.	34,790	Ps.	74,271
Profit-Sharing Plan		3,133		510
Stock Appreciation Compensation Plan		16,439		12,978
Directors Fees (*)		10,527		20,292
Provision BHN Inversion – MSI		9,978		—
Other Contingencies		15,989		14,859

Total	Ps.	90,856	Ps.	122,910

(*)	Net of Income Tax as of June 30, 2006.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

17. Other Liabilities from Financial Transactions - Argentine Central Bank

The amounts outstanding corresponding to the Argentine Central Bank debt and advances, as of the end of twelve month periods are as follows:

	June 30,
	2006		2005
Advances to be incurred for the acquisition of National government bonds in U.S. Dollars (1)	Ps.	198,329	Ps.	2,042,362

Total	Ps.	198,329	Ps.	2,042,362

(1)	Advance for the purchase of the hedge bond accrued interest plus CER was Ps.97,254 and Ps.858,341 at June 30, 2006 and 2005, respectively. The maturity of this advance will be determined when the Hedge Bond is received. Includes CER plus interest at 2% until February 3, 2003.

The Bank has been reducing the advances to be incurred for the acquisition of National government bonds in U.S. Dollars by subscription additional BODEN’s (see Note 2).

18. Other Liabilities from Financial Transactions—Other Banks and International Entities

The breakdown of the bank debt is as follows:

		June 30,
Description	Due date	2006	2005
Secured facility in US dollars	2010	—	141,464
Long-term facility in US dollars at floating rates	2013	—	17,403
Loan granted by CSFB	2005	—	187,902
Loan granted by Deutsche Bank	2006	—	57,816
Loan granted by Deutsche Bank	2006	92,544	86,724
Loan granted by Deutsche Bank	2006	154,240	—
Interbank loans in pesos	2005	140,297	51,532

Total		387,081	542,841

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

19. Other Liabilities from Financial Transactions - Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

				June 30,
	Date of issue	Date of Maturity	Annual interest rate	2006	2005
EMTN (CHA)
Series III (US$ 100,000 thousand)	07/08/96	07/08/06	10.625%	2,181	2,044
GMTN
Series I (US$ 300,000 thousand)	17/04/98	17/04/03	10.000%	34,602	34,811
Series IV (US$ 175,000 thousand)	03/12/98	03/12/08	13.000%	1,666	1,561
Series VI (US$ 135,909 thousand)	15/03/99	15/03/02	12.250%	2,095	1,963
Series XVI (US$ 125,000 thousand)	17/02/00	17/02/03	12.625%	30,635	29,547
Series XVII (EURO 100,000 thousand)	27/03/00	27/03/02	9.000%	2,801	2,513
Series XXII (EURO 100,000 thousand)	18/10/00	18/10/02	8.750%	493	635
Series XXIII (EURO 150,000 thousand)	06/02/01	06/02/04	10.750%	20,042	20,562
Series XXIV (US$ 107,000 thousand)	15/03/02	15/03/05	9.000%	16,531	17,683
Series XXV (EURO 165,700 thousand)	15/03/02	15/06/05	8.000%	17,390	20,166
Guaranteed bond (US$107,941 thousand)	15/09/03	03/08/10	Libor + 2.5%	—	148,395
Long term bond (US$449,880 thousand)	15/09/03	01/12/13	3.0 – 6.0%	650,964	1,142,317
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	3.0 – 6.0%	955,262	923,620
Series 4 (US$ 150,000 thousand)	16/11/05	16/11/10	9.750%	453,968	—
Series 4 - Tranche II (US$ 100,000 thousand)	26/01/06	16/11/10	9.750%	307,805	—
Series 5 (US$ 250,000 thousand)	27/04/06	27/04/16	9.750%	757,357	—

				3,253,792	2,345,817

The contractual maturities of bonds are as follows as of June 30, 2006:

Past due (*)	Ps.	128,436
June 30, 2009		267,598
June 30, 2010		267,598
June 30, 2011		1,029,371
June 30, 2012		267,598
Thereafter		1,293,191

Total	Ps.	3,253,792

(*)	Includes debtors which not accepted the restructuring process, all are considered Past due.

20. Prepayment of financial debt

On January 13, 2006, the Bank proceeded to fully redeem the Guaranteed Bond in US Dollars, which had been issued for debt restructuring purposes and was due in August, 2010, for US$ 36,798 thousand.

On May 03, 2006, the Bank repurchased in cash, through an offer commenced on April 04, 2006, US dollar denominated Negotiable Obligations due in 2013 for a capital amount of US$ 129,763,869 and Euro denominated Negotiable Obligations due in 2013 for a capital amount of Euro 20,626,433.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On June 30, 2006, the Bank commenced an offer to purchase, in cash, all currently nonperforming securities. The offer is intended to repurchase all securities that failed to be exchanged within the framework of the exchange offer commenced by the Bank in January, 2004, after the economic crisis in Argentina. The Bank will pay 108% on the principal amount of the securities and no additional amounts will be paid as regards accrued and unpaid interests or due interests. The due date of the offer, which was originally July 31, 2006, was rescheduled to September 18, 2006. The purchase offer is not carried out in Italy.

On September 18, 2006 ended the purchase offer by the Bank to purchase, in cash, all nonperforming securities, which were not exchanged within the framework of the exchange offer implemented in January 2004. As a result of this transaction, securities were bought back for US$ 5,515 thousand (19.4%) and Euros 1,423 thousand (13.7%). The purchase offer was not carried out in Italy.

21. Level I American Depositary Receipts Program

On March 27, 2006 the US Securities and Exchange Commission (SEC) has made effective the Level I American Depositary Receipts, “ADR” program.

This program allows foreign investors to buy the Bank’s stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

22. Securitization of mortgage loans

The Bank established fourteen separate mortgage trusts (BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust BHSA I 2002 Mortgage Trust, CHA I Financial Trust, CHA II Financial Trust, CHA III Financial Trust, CHA IV Financial Trust, CHA V Financial Trust and CHA VI Financial Trust) under its US securitization program and “Cédulas Hipotecarias Argentina – program”. For each mortgage trust, the Bank transfers a portfolio of mortgages originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A Senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgages and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage loans conveyed to the trusts are no longer recorded as assets of the Bank.

At the date of these financial statements for interim periods, the following trust funds have been set up:

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
BHN I – Issued on 10.29.96 (*)	60,292	18,778	9,302	4,652	93,024
Face value in Ps.	05.25.2005	09.25.2001	01.25.2014	01.25.2014
Declared Maturity Date

BHN II – Issued on 05.09.97 (*)
Face value in Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2001	07.25.2009	03.25.2012	05.25.2013

BHN III – Issued on 10.29.97 (*)
Face value in Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018

BHN IV – Issued on 03.15.00 (*)
Face value in Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020

BACS I – Issued on 02.15.2001 (*)
Face value in Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.31.2020	06.31.2020

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
BACS Funding I Issued on 11.15.2001 (*)
Face value in Ps.				29,907	29,907
Declared Maturity Date				11.15.2031

BACS Funding II Issued on 11.23.2001 (*)
Face value in Ps.				12,104	12,104
Declared Maturity Date				11.23.2031

BHSA I Issued on 02.01.2002
Face value in Ps.				43,412	43,412
Declared Maturity Date				02.01.2021

CHA I Issued on 6.25.2004
Face value in Ps.	40,000		5,000	5,000	50,000
Declared Maturity Date	12.31.2010		03.31.2012	03.31.2012

CHA II Issued on 11.19.2004
Face value in Ps.	39,950		4,995	5,002	49,947
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2013

CHA III Issued on 04.07.2005
Face value in Ps.	50,000		6,250	6,270	62,520
Declared Maturity Date	04.30.2012		12.31.2013	01.31.2020

CHA IV Issued on 6.22.2005
Face value in Ps.	54,900		4,848	4,849	64,597
Declared Maturity Date	01.31.2013		07.31.2023	07.31.2023

CHA V Issued on 10.20.2005
Face value in Ps.	53,301			11,700	65,001
Declared Maturity Date	12.31.2014			04.30.2023

CHA VI Issued on 04.07.2006
Face value in Ps.	56,702			12,447	69,149
Declared Maturity Date	12.31.2016			12.31.2026

(*)	Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

23. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2006		2005
Sundry creditors:
Accrued fees and expenses	Ps.	36,998	Ps.	19,171
Unallocated collections		7,094		11,486
Withholdings and taxes payable		7,561		7,882
Other		2,651		4,815

Total	Ps.	54,304	Ps.	43,354

Other:
Directors accrued fees	Ps.	3,909	Ps.	6,773
Payroll withholdings and contributions		2,539		2,901
Other		2,225		938

Total	Ps.	8,673	Ps.	10,612

24. Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2006		2005		2004
Loan servicing fees from third parties	Ps.	1,438	Ps.	2,055	Ps.	2,701
Commissions from FONAVI		3,335		3,041		2,916
Other (1)		30,023		26,766		1,634

Total	Ps.	34,796	Ps.	31,862	Ps.	7,251

(1)	Includes Ps. 11,950 and Ps. 22,786 of Commissions for technological services (MSI) and Ps. 12,287 and Ps. 1,475 of Commissions for credit card, as of June 30, 2006 and 2005, respectively. As of June 30, 2004, the Bank not recorded Commissions for these items.

Other income from services is comprised of the following for each period:

	June 30,
	2006		2005		2004
Reimbursement of loan expenses paid by third parties	Ps.	7,748	Ps.	9,137	Ps.	16,134
Other		5,011		2,665		1,351

Total	Ps.	12,759	Ps.	11,802	Ps.	17,485

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2006		2005		2004
Structuring and underwriting fees	Ps.	9,195	Ps.	4,978	Ps.	14,089
Retail bank originations		165		257		364
Collections		273		216		197
Banking services		16,220		7,002		9,093
Commissions paid to real state agents		3,007		859		222

Total	Ps.	28,860	Ps.	13,312	Ps.	23,965

25. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income are comprised of the following for each year:

	June 30,
	2006		2005		2004
Income on operations with premises and equipment and miscellaneous assets	Ps.	3,497	Ps.	1,674	Ps.	—
Recovery of Director’s fees		9,765		—		—
Capitalization of the minimum notional income tax		24,640		—		—
Other		6,444		13,601		51,170

Total	Ps.	44,346	Ps.	15,275	Ps.	51,170

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2006		2005		2004
Depreciation of miscellaneous assets	Ps.	380	Ps.	438	Ps.	637
Gross revenue tax		344		889		400
Other taxes		7,727		6,350		3,027
BOGAR and Secured Loans valuation adjustment		20,806		—		—
Loss on sale and impairment of premises and equipment and miscellaneous assets		—		—		16,531
Benefits prepayments		—		1,725		8,179
Other		7,665		3,920		8,519

Total	Ps.	36,922	Ps.	13,322	Ps.	37,293

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

26. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

Assets:
Cash and due from banks	Ps.	255,398
Government and corporate securities		2,103,279
Loans		135,243
Other receivables from financial transactions		2,298,772
Miscellaneous receivables		130,800

Total as of June 30, 2006	Ps.	4,923,492

Total as of June 30, 2005	Ps.	4,983,439

Liabilities:
Deposits	Ps.	73,530
Other liabilities from financial transactions		5,160,305
Miscellaneous liabilities		717
In-process items		2

Total as of June 30, 2006	Ps.	5,234,554

Total as of June 30, 2005	Ps.	3,970,562

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

The Bank has a tax net operating loss carry forward of Ps. 1,136,313 and Ps. 2,090,323 at June 30, 2006 and 2005, respectively.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

28. Presumptive Minimum Income Tax

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

As accepted by the BCRA, at June 30, 2006 the Bank capitalized only the Ps. 62,457 tax credit corresponding to the fiscal years 2003, 2004 and 2005 on the basis of projections of accounting and taxable results included in the Business Plan submitted to the BCRA and estimates of the main macroeconomic variables and fluctuations in the financial system for the next 10 fiscal years. This tax credit is expected to be used in fiscal years 2013 and 2014.

The tax credit balances held by the Bank at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance
1999	4,401
2000	6,034
2001	5,084
2002	9,121
2003	10,592
2004	14,516
2005	12,709

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

As of June 30, 2006, the Bank’s capital stock consists of 150 million of ordinary common shares authorized, issued, and outstanding with a face value of ten pesos each.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The General and Special Shareholders’ Meeting held on July 21, 2006, decided to change the par value of each share, maintaining the same Capital Stock. For this purpose, said Shareholders’ Meeting decided that the Capital Stock should be of Ps. 1,500,000, fully subscribed and paid-in, represented by one thousand and five hundred million (1,500,000,000) ordinary book-entry shares, with a face value of one peso (Ps. 1) each and one vote per share, except for the special multiple vote right for the Class D shares envisaged by the Bank’s by-laws. Therefore, each share shall automatically be converted into ten (10) shares with a new face value; therefore, shareholder’s face value will be maintained, but with a greater number of shares.

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

Those banks which proceed to distribution of profits must be previously authorized by the Financial and Exchange Institutions Superintendency.

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

In addition, for the purposes of determining distributable balances, the minimum presumed income tax asset shall be deducted from retained earnings.

On April 24, 2006, the BCRA established that when the Legal Reserve is used to absorb losses, earnings shall not be distributed until the reimbursement thereof. Should the balance prior to the absorption exceed 20% of the Capital Stock plus the Capital Adjustment, profits may be distributed once the latest value is reached.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

	Minimum Capital requirement		Shareholders’ Equity
June 30, 2006	Ps.	1,040,941	Ps.	2,343,701
June 30, 2005		712,155		2,051,751
June 30, 2004		559,314		1,804,274

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

31. Leases

The Bank leases properties to various governmental entities under lease terms ranging from two to nine years. The Bank received rental income from government entities of Ps. 604, Ps.682 and Ps. 579 during the twelve-month periods ended June 30, 2006, 2005 and 2004, respectively. Amounts receivable for rental income and related expenses from government entities were Ps. 383 and Ps 3,020 as of June 30, 2006 and 2005, respectively.

Cost and accumulated depreciation of the leased assets were Ps. 8,157 and Ps. 3,384 respectively, as of June 30, 2006 and Ps.9,475 and Ps.3,895 respectively, as of June 30, 2005.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Contributions to the Deposit Guarantee Fund

The Argentine Central Bank established rules governing the deposit guarantee system and the methods of computing required contributions. The monthly contributions include a standard contribution of 0.015% of the monthly average of daily balances in demand, saving and time deposits, plus an additional contribution of up to 100% of the standard contribution depending on various weighting factors established by the Argentine Central Bank. The Bank’s contributions to the deposit guarantee system amounted to Ps. 726, Ps.535 and Ps.195 during the twelve-month periods ended June 30, 2006, 2005 and 2004, respectively and are recorded in “Contributions and taxes on financial income” under the “Financial expenses” caption on the accompanying consolidated statements of income.

33. Technical Ratios

33.1. Exposure to the Public Sector

January 01, 2006 was the effective date of the provisions of item 12 of Communication “A” 3911 (Communication “A” 4455) indicating financial assistance to the Public Sector, covering all concepts (average), may not exceed 40% of total Assets as of the last day of the previous month. The Bank’s exposure to the public sector stems from compensations allocated by the National of assets and liabilities in currency (Note 6). Therefore, and taking into account that assets to the Public Sector exceed said limit, on January 19, 2006, the Bank informed the BCRA that it would gradually reduce the ratio of assets subject to exposure to the Public Sector to the extent of the amortization and settlement carried out by the Government on bonds received for asymmetric compensation, in the currency of issuance; and there have been no objections to date.

Communication “A” 4546 dated July 9, 2006, provided that, as from July 1, 2007, financial assistance to the Public Sector, covering all concepts (average), may not exceed 35% of total Assets as of the last day of the previous month.

Furthermore, the same criterion will be used by the Bank in the event of being forced to receive financial instruments issued by the Trustee of the Mortgage Loan Refinancing Trust as compensation for Private Sector debts - Law 25798 (see Note 4).

33.2. Net Global Position in Foreign Currency

As a result of the issuance of negotiable obligations and subscription of hedge BODEN US$ 2012 (Note 6), the Bank exceeded the limits established by Communication “A” 4503, supplementary rules and amendments, for the Net Global Position in Foreign Currency corresponding to the months of February and March (average liability position exceeding 30% of the Computable Regulatory Capital as of the previous month’s end). Said situation was corrected as to the date of these financial statements for interim periods, thus complying with the regulations in force by means of a swap transaction (Note 5.5).

Communication “A” 4577 dated September 28, 2006, the BCRA established that as from January 1, 2007 the average liability position shall not exceed 15% of the computable regulatory capital as of prior month’s end.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

34. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. As of June 30, 2006 and 2005, the commitments to extend credit under these arrangements amounted to approximately Ps.112,710 and Ps.43,794, respectively. Furthermore, the Bank has a unilateral and irrevocable right to reduce or change the credit card limit, thus it considered there is no off-balance sheet risk. The total unused credit card limit at June 30, 2005 amounts to Ps. 158,016.

In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties. The amounts of clearing items in process were Ps. 27,670 and Ps 1,693 as of June 30, 2006 and 2005, respectively.

Additionally, the Bank recorded in memorandum accounts: i) Guarantees provided to the Argentine Central Bank for Ps. 142,724 and Ps. 863,103 as of June 30, 2006 and 2005 respectively, and ii) other guarantees provided not included in the debtor classification regulations for Ps.127,263 and Ps. 623,056 as of June 30, 2006 and 2005 respectively

35. Out-of-court reorganization plan

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters N° 14, Clerk’s Office N° 28. On October 29, 2004 that court rejected the plan submitted, because it considered that financial institutions may not resort to this type of proceeding. The Bank has lodged an appeal against the lower court decision, which was rejected by a decision issued by Division D of the Federal Court of Appeals in Commercial Matters; notice thereof was served in May 31, 2006.

On June 15, 2006, the Bank filed an extraordinary appeal before the Argentine Supreme Court of Justice because of considering the legal basis were sufficient for grounding the Bank’s proceedings.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

36. Directors’ Fees

On June 22, 2006 the General and Special Shareholders’ Meeting decided to repeal the resolution issued by the General Shareholders’ Meeting No. 56 held on August 31, 2005, which had approved payment of Ps. 2,771 and Ps. 17,521 for profit sharing and stock appreciation, respectively, to the Executive Committee Directors. Such resolution would have grounded the summary proceedings provided by CNV’s Resolution N° 15119. In addition, considering the executive functions carried out during the fiscal year ended December 31, 2004, said Directors’ fees were established in Ps. 10,527 and, therefore, the fixed term deposits that had been created by those Directors with the funds authorized by General meeting N° 56 were reversed on behalf of the Bank. The repeal of the meeting’s resolution dated August 31, 2005, by the Meeting held on June 22, 2006, caused the effects indicated by the second part of Section 254 of the Corporations Law regarding court objections against the resolutions, thus ending the case captioned “National Government – Ministry of Economy w/Banco Hipotecario SA o/non-expedited trial,” filed before Clerk’s Office N° 17 of the Federal Court in Commercial Matters N° 9.

On the other hand, a resolution issued by the General and Special Shareholders’ Meeting held on July 21, 2006, amended section 14 of the Bylaws, indicating that, in the event of no profit distribution, the maximum amount of the directors’ fees would account for 5% of the profits net of taxes and that, in the event profits were distributed in cash, such amount would increase proportionally up to a maximum 15% of the taxable profits.

It is worth mentioning that the financial statements for the fiscal years ended December 31, 2004 and 2005, include liability provisions charged to Miscellaneous Losses for Ps. 21,870 and Ps. 33,557, respectively, which reflect the calculations made to cover the liabilities inherent to profit sharing and stock appreciation rights. Likewise, these financial statements include Liabilities’ provisions for Ps. 30,099 deriving from the calculations made to cover the following: the new Directors’ fees approved by a Resolution issued by the Shareholders’ Meeting held on June 22, 2006; the Directors’ fees covering all concepts for fiscal year 2005, approved by a resolution issued by the Shareholders’ Meeting held on July 21, 2006; the re-calculation of the amount allocated to the Executive Committee Directors for the fiscal year 2004, approved by a Resolution issued by the Shareholders’ Meeting held on June 22, 2006; and the Managers’ wages. On the other hand, as of June 30, 2006, Ps. 13,985 had been recorded under Miscellaneous Receivables for advances of fiscal year 2004 wages. On July 24, 2006, such advances were cancelled by fixed term placements with the Bank, made by the abovementioned Directors.

37. Summary of Significant Differences between Argentine Banking GAAP and US GAAP

The Bank’s consolidated financial statements have been prepared in accordance with Argentine Banking GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the SEC. These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and regulations of the SEC.

The following reconciliation to US GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation through February 28, 2003, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under Argentine Banking GAAP, the Loan Losses Reserve is calculated according to specific criteria. This criterion is different for the commercial loans (those in excess of Ps. 200) and consumer ones. Reserves calculations for commercial loans are principally based on the debtors’ payment capacity and cash-flows analysis. Consumer reserves are based on the client’s aging. Argentine banks may maintain other reserves to cover potential loan losses which management believes to be inherent in the loan portfolio, and other Argentine Central Bank required reserves.

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

As of June 30, 2006, 2005 and 2004, the result of applying SFAS N° 114, shows that the bank provided for loan losses in excess of this analysis for Ps. 3,290, Ps. 4,011 and Ps. 14,326.

In addition, the Bank has performed a migration analysis for mortgage consumer loans following the SFAS 5 considerations.

As of June 30, 2006 and 2005, the result of the migration analysis shows that the bank provided for loan losses in excess of this analysis for Ps. 16,036 and Ps. 11,120. For US GAAP purposes, this amount of provision has been reversed.

As of June 2004, the result of the migration analysis, showed that the Bank has provided for loan losses in deficit of this analysis for Ps.19,510. For US GAAP purposes, this amount of provision has been charged.

Furthermore, for other consumer loans (such as personal and pledge loans), as in 2005 the Bank did not have past experience in terms of delinquency, it determined loan loss reserves as of June 30, 2005 based on recovery banks estimations and the market past experience with loans with similar risk characteristics. The result of this analysis shows that the Bank provided for loan losses in deficit for Ps. 8,055 for US GAAP purposes as of June 30, 2005. These techniques are consistent with the requirement for a creditor to make its best estimate of expected future cash flows.

In addition, for US GAAP purposes, the Bank write-off all credit card loans balances that are over 90 days past due.

d. Derivative Instruments

As mentioned in Note 5.5 the Bank entered into foreign currency swaps transactions to hedge against the exchange rate risk attached to liabilities denominated in euros and in pesos plus CER, and assets denominated in US dollars (BODEN 2012) and entered into interest rate swaps to manage its interest rate risk. These swaps involve receiving cash flows in euros or pesos plus CER, based on a nominal value plus a fixed interest rate and paying cash flows in US dollars, also at a fixed rate.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

The Bank accounts for the foreign currency swap on a basis different from that required under US GAAP. Under US GAAP, the Bank accounts for derivative financial instruments in accordance with SFAS N°133 as amended.

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

Under US GAAP, the Bank’s estimates the fair value of the receivable and payable on the swap contract by applying discounted future cash flows which should be accounted for as a net amount. As of June 30, 2006, 2005 and 2004 the difference between Argentine Banking GAAP and US GAAP amounts to Ps. (18,087), Ps. 19,855 and Ps. 7,625.

The Bank’s derivatives do not qualify for hedge accounting treatment under US GAAP, so gains and losses are charged against earnings in each period.

Under US GAAP, the notional amount of the swap should be derecognized and the Bank’s assets and liabilities should decreased by approximately Ps. 990,000, Ps. 875,000 and Ps. 539,000 at June 30, 2006, 2005 and 2004 respectively.

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

Under US GAAP, as of June 30, 2004, the right to purchase the hedge bond was not considered an asset under Financial Accounting Standards Board Statement of Concepts N° 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as “…probable future economic benefits obtained or controlled by an entity as a result of past transactions or events”. In addition, one of the three essential characteristics of an asset includes that an entity can obtain the benefit and controls others’ access to it.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2005, the Bank obtained the benefit of the hedge bond to be purchased as the transaction was approved by the Argentine Central Bank. During September 2005, the Bank started to purchase the bonds.

Therefore, the receivable and payable for the Hedge Bonds were not reversed and the cumulative gain was recognized in the period ended June 30, 2005 for US GAAP purposes. In relation to the Hedge Bonds receivable, for US GAAP purposes, such amount is recognized at its market value as of June 30, 2006 and 2005.

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

The criteria for classification of investments under Argentine Banking GAAP differ from those established by SFAS N° 115. For US GAAP, there is a third category of investments (available for sale) that includes those securities that nor are kept for the purpose of active trading neither the Bank has the ability and intention to keep then until maturity. Securities classified as available for sale under U.S. GAAP (BODEN 2012 and Discount bonds) are reported at market value with unrealized holding gains and losses included as a separate component of shareholders’ equity in other comprehensive income.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

Furthermore, Par Bonds, after initial recognition at fair value, are considered by the Bank as trading securities, recording them as of June 30, 2006 and 2005 at market value with gains and losses reflected in the income statement.

In connection with estimating the fair value of the Discount and Par Bonds, the Bank used quoted market values.

Government securities received in payment of loans have been accounted for under US GAAP at market value as of June 30, 2006, 2005 and 2004.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As mentioned in note 38 the Argentine Central Bank established a change of criteria for the valuation of BOGAR, from net present value to technical value, resulting in a gain under Argentine Banking GAAP, which in addition with the CER accrued were de-recognized in order to value the BOGAR under US GAAP.

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

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS N° 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS N° 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS N° 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms, and only for the difference between the book value of the old debt and the future cash flows of the new debt. The total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts for some payables. The gain on restructuring recorded under US GAAP was lower than the gain recorded under Argentine Banking GAAP and therefore, the carrying amount of the new debt instruments under US GAAP was greater than the amount recorded under Argentine Banking GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

During 2004, 2005 and 2006, the Bank repurchased restructured negotiable obligations and debt. The difference between the carrying value of the repurchased debt under US GAAP and the price paid by the Bank was recognized as a gain for US GAAP purposes.

i. Debt issuance cost

Until June 2002 the Bank recorded costs related to the issuance of debt as an expense in the accompanying income statement in the period incurred.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

SFAS N° 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS N° 125”) became effective for securitizations of receivables after December 31, 1996 (since amended by SFAS N° 140). SFAS N° 125 bases the accounting for transfers on the consistent application of a financial-components approach that focuses on control. Upon a transfer of assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred and derecognizes the financial assets when control has been surrendered. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are collateralized borrowings. Under SFAS N° 125, the BHN II and BHN III securitizations that occurred during the year ended December 31, 1997 would be accounted for as sales. For US GAAP purposes under SFAS N° 140, BHN IV and BACS I securitizations were considered sales. For that reason debt securities and certificates retained by the Bank are considered as “available for sale securities” under U.S. GAAP and the unrealized gains (losses) on these securities are reported as an adjustment to shareholder’s equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force N° 99-20. The unrealized loss on the retained interests at June 30, 2002 has been deemed to be other than temporary and such loss has been charged to income. The retained interests were initially recorded based on their allocated book value using the fair value allocation method. At the date of the securitization, the Bank recognized interests in the securitization trust through the bonds and the certificates of participation hold and cease recognizing the loans over which they have surrendered control. The basis of retained interest and the sold interest are based upon a relative fair value allocation of the basis of the loans transferred.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

Consequently, the adjustments to record the securitization of the portfolio under U.S. GAAP consists of:

-	The re-consolidation of the loans under BHN I, BACS Funding I, BACS Funding II, BHSA I, BACS II and BACS III resulted in an adjustment.

-	The recognition of the effect of accounting for the retained interests in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment on the carrying values of such securities. Such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate.

-	The fair value recognition of those certificates of participation and debt securities held by the Bank from certain securitization trusts (CHA I, CHA II, CHA III, CHA IV, CHA V and CHA VI) considered sales under US GAAP and classification as available for sale securities.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

As of June 2006 and 2005, no additional impairment was recorded in fixed and foreclosed assets.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

For this reason, for the twelve months periods ended June 2004, 2005 and 2006 technical reserves should be adjusted to US GAAP, while for previous periods, no adjustment was needed.

q. Capitalization of interest cost

Under Argentine Banking GAAP, during the process of construction of an asset the capitalization of interest is not recognized.

For US GAAP purposes, as stated in paragraph 12 of FAS 34, the amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.

The amount capitalized in an accounting period shall be determined by applying an interest rate to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period.

The total amount of interest cost capitalized in an accounting period shall not exceed the total amount of interest cost incurred by the enterprise in that period.

r. Deferred Income Tax

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

For the twelve-month periods ended 2006, 2005 and 2004 Banco Hipotecario SA had significant tax loss carry forwards and uncertainties with respect to the generation of taxable income in the near term, which would allow the utilization of the tax losses carry forwards before its expiration. Based on this situation, for the twelve months periods 2006, 2005 and 2004 the Bank provided a full valuation allowance of its deferred tax assets, as it considered that it is more likely than not that they would not be recovered.

However, its principal subsidiary, BACS Banco de Crédito y Securitización SA, as of June 30, 2006 and 2005, recognized a deferred tax liability that amounted to Ps. 6,019 and Ps. 1,816.

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

The Bank’s assets and liabilities would be increased by approximately Ps. 27,624, Ps. 1,663 and Ps.1,793, had US GAAP been applied at June 30, 2006, 2005 and 2004, respectively.

t. Adjustment to prior year results

As fully described in Note 38, under Argentine Banking GAAP, the Bank recorded adjustments to prior year results.

The Prior year adjustment of certain bonds recorded was the result of changes of valuation criteria under Argentine Banking GAAP (as established by the BCRA), during financial year 2004. Under US GAAP, these bonds had been already valued at fair value (see Note 37.g.), therefore, this prior year adjustment is reversed under US GAAP, as the accounting method did not change for US GAAP purposes.

u. Effects of Conforming to US GAAP

Reconciliation of shareholders’ equity

	June 30,
	2006		2005
Total shareholders’ equity under Argentine Banking GAAP	Ps.	2,353,405	2,044,327
US GAAP adjustments:
- Loan origination costs	(a)	6,757	6,476
- Public Sector Loan received from Bond Swap	(b)	(23,326)	(79,907)
- Loan losses reserve	(c)	19,326	7,076
- Derivative Instruments	(d)	(18,087)	19,855
- Compensatory and Hedge Bonds	(e)	(256,486)	(393,435)
- Other government securities	(f)	(12,602)	(11,349)
- Provincial Public Debt	(g)	(42,046)	(48,208)
- Trouble debt Restructuring	(h)	(169,903)	(319,280)
- Securitization of mortgage loans	(j)	(147,707)	(119,705)
- Acquisition of treasury shares	(k)	(78,921)	(99,540)
- Intangible assets	(l)	(3,490)	(1,449)
- Impairment of fixed and foreclosed assets	(m)	(49,380)	(51,405)
- Minority Interest on US GAAP Adjustments	(n)	8,143	6,769
- Vacation provision	(o)	(2,945)	(3,199)
- Insurance technical reserve	(p)	2,294	1,927
- Capitalization of interest cost	(q)	963	—
- Deferred Income Tax	(r)	6,019	(1,816)

Total Shareholders’ Equity(deficit) under US GAAP	Ps.	1,592,014	957,137

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income (loss):

	June 30,
	2006		2005	2004
Net income as reported under Argentine Banking GAAP	Ps.	309,078	151,022	922,580
US GAAP adjustments:
- Prior year adjustments recorded under Argentine Banking GAAP	(t)	—	56,013	(56,013)
- Loan origination costs	(a)	281	(1,419)	(7,888)
- Public Sector Loan received from Bond Swap	(b)	56,581	10,185	12,200
- Loan losses reserve	(c)	12,250	12,260	(35,236)
- Derivative instruments	(d)	(37,942)	12,231	7,625
- Compensatory and Hedge Bonds	(e)	112,927	685,508	(123,708)
- Other government securities	(f)	(3,063)	17,958	20,132
- Provincial public debt	(g)	10,121	(30,938)	10,280
- Trouble debt Restructuring	(h)	149,377	169,495	(496,201)
- Debt issuance cost	(i)	—	—	(2,539)
- Securitization of mortgage loans	(j)	(36,183)	(11,727)	(39,417)
- Acquisition of treasury shares	(k)	20,619	(48,348)	(4,044)
- Intangible assets	(l)	(2,041)	(1,362)	3,605
- Impairment of fixed and foreclosed assets	(m)	2,025	4,054	9,815
- Minority interest on US GAAP Adjustments	(n)	1,551	(2,902)	2,707
- Vacation provision	(o)	254	(494)	636
- Insurance technical reserve	(p)	367	3,390	(1,463)
- Capitalization of interest of cost	(q)	963	—	—
- Deferred income tax	(r)	7,835	(1,816)	—

Net income in accordance with U.S. GAAP	Ps.	605,000	1,023,110	223,071

Basic and diluted net income per share in accordance with U.S. GAAP		4,234	7,160	1,523
Average number of shares outstanding (in thousands)		142,890	142,890	146,472

Description of changes in shareholders’ equity under US GAAP:

	Total Shareholders’ Deficit
Balance as of June 30, 2004	Ps.	(117,449)
Other comprehensive Income		51,476
Net income for the twelve months period in accordance with US GAAP		1,023,110

Balance as of June 30, 2005	Ps.	957,137
Other comprehensive Income		29,877
Net income for the twelve months period in accordance with US GAAP		605,000

Balance as of June 30, 2006	Ps.	1,592,014

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

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

The following disclosure presented for the twelve-month periods ended June 30, 2006, 2005 and 2004, shows all periods in Argentine Banking GAAP format reflecting US GAAP income and comprehensive statement adjustments.

	June 30,
	2006		2005		2004
Income Statement
Financial income	Ps.	1,006,240	Ps.	1,485,845	Ps.	564,652
Financial expenses		(412,184)		(388,882)		(208,500)
Net financial income		594,056		1,096,963		356,152
Provision for losses on loans		1,752		(4,439)		(35,236)
Income from services		101,687		87,009		60,609
Expenses on services		(39,571)		(22,609)		(32,366)
Administrative expenses		(184,243)		(144,318)		(119,841)
Net income from financial transactions		473,681		1,012,606		229,318
Miscellaneous income		173,708		140,035		203,969
Miscellaneous expenses		(48,576)		(123,468)		(201,565)
Income before income taxes, minority interests		598,813		1,029,173		231,722
Income taxes		6,515		(8,783)		(3,563)
Minority interests		(328)		2,720		(5,088)

Net income under U.S. GAAP		605,000		1,023,110		223,071

Other comprehensive income:
Unrealized gains on securities		29,877		51,476		106,000

Other comprehensive income		29,877		51,476		106,000

Comprehensive income	Ps.	634,877	Ps.	1,074,586	Ps.	329,071

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Concentration of risk – Total exposure to the public sector - Argentine government and provinces

The Bank has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of June 30, 2006 and 2005, the Bank had the following loans outstanding:

	June 30, 2006				June 30, 2005
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	127,324	Ps.	103,998	Ps.	743,542	Ps.	663,635
Argentine provincial debt		244,118		202,072		207,233		159,025
Other Argentine public-sector receivables (3)		377,127		364,525		396,106		384,757
Compensatory bond received		2,927,668		2,711,071		844,200		735,467
Compensatory and hedge bonds to be received (1) (2)		250,872		210,983		2,604,630		2,319,928

Total	Ps.	3,927,109	Ps.	3,592,649	Ps.	4,795,711	Ps.	4,262,812

(1)	Includes the compensatory bond to be received related to the asymetric pesification and the hedge bond.
(2)	The advance to be requested from the Argentine Central Bank for the subscription of the hedge bond was recorded in “Other Liabilities from Financial Transactions – Argentine Central Bank”, for Ps. 198,329 as of June 2006.
(3)	Includes bonds such as national government bonds, Discount and Par Bonds.

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

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2006, the Bank’s exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 43.9% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government’s ability to successfully restructure its foreign debt, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

The market value of the bonds received or to be received from the government will fluctuate significantly as the market for such bonds develops more fully. Therefore, the ultimate settlement of these bonds or the proceeds that would result from their sale may differ significantly from their estimated fair values or carrying values at June 30, 2006.

Furthermore, and as mentioned before, the quality of the Bank financial condition and results of operations depend to on macroeconomic and political conditions in Argentina, it is reasonably possible than the actual loan losses and other contingent liabilities will differ materially from the amounts recorded.

U.S. GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets, as established by the Bank for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds, and on retained interests in securitization trusts were significantly affected by higher discount rates at June 30, 2005 and 2004. However discount rates at June 30, 2006 decreased. Should the discount rates change in the future years, the carrying amounts and charges to income and shareholders’ equity will also change. In addition, as estimates to future cash flows change, so too will the carrying amounts which are dependent on such cash flows.

38. Prior year adjustments

On January 30, 2004, BCRA Communication “A” 4084 established a change of criteria for the valuation of assets delivered to the public sector. The effect of this change, which was a gain of Ps. 56,013, was recorded as a Prior year adjustments, as established by BCRA Communication “A” 4095.

39. Subsequent Events

39.1. Total absorption of Accumulated Deficit

The General and Special Shareholders’ Meeting held on July 21, 2006, issued a decision to fully absorb the Accumulated Deficit amounting to Ps. 2,272,195, by using the following: Voluntary Reserves of Ps. 169,608, Legal Reserves of Ps. 1,022,078, Paid in Capital of Ps. 1 and Inflation Adjustment of Common Stock of Ps. 1,080,508.

39.2. Mortgage refinancing system

On December 12, 2006, the National Congress approved Law 26177 modifying the Mortgage Refinancing System. The new law establishes the Reestructuring Unit, which will be in charge of the analysis and proposal of refinancing of mortgage loans agreed among awardees and the ex Banco Hipotecario Nacional, settled before the Convertibility Law (Law 23928).

BANCO HIPOTECARIO SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2006, 2005 and 2004

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

39.2. Offer to purchase negotiable obligations

On December 12, 2006, the Bank has launched a public tender offer pursuant to Article 102 of Legislative Decree N° 58 of 1998, as amended (the “Italian Offer”) with respect to all currently nonperforming notes and held by Italian residents. The Italian Offer is part of a wider transaction, aimed at repurchasing all outstanding notes, which consists of, besides the Italian Offer launched in Italy, in a tender offer pursuant to the same terms and conditions of the Italian Offer carried out in other countries and closed on September 18, 2006 (see Note 20). The acceptance period will end on January 19, 2007.