Form 20-F
period 2007-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2007-12-27
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2007

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2007 was 464,969,156.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:

☐  Yes            ☐  No

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

This annual report includes forward-looking statements, principally under the captions “Summary” “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfer;

•	unexpected developments in pending litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report where we refer to “Peso,” “Pesos,” or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “U.S. dollars,” or “US$” we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank” we mean the Argentine Central Bank.

This annual report contains our audited consolidated financial statements as of June 30, 2007 and 2006 and for the fiscal years ended June 30, 2007, 2006 and 2005 (our audited consolidated financial statements), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

We prepare our consolidated financial statements as of June 30, 2007 and 2006 in thousands of Pesos and in accordance with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores, which differ in certain significant respects from accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 28 to our consolidated financial statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

In order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP for the years ended June 30, 2006 and 2005. However, such departure has not had a material effect on our consolidated financial statements. As further discussed below, the CPCECABA issued revised accounting standards, one of which required companies to account for deferred income taxes on an undiscounted basis, thus aligning its accounting practices with that of the Comisión Nacional de Valores. Since the Comisión Nacional de Valores adopted the CPCECABA standards effective for our fiscal year beginning July 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the Comisión Nacional de Valores regulations.

Additionally, after considerable inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments only as of October 1, 2003, the application of the Comisión Nacional de Valores resolution represented a departure from

Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on our consolidated financial statements.

In compliance with Rule 3-09 of Regulation S-X, also contained in this annual report are the consolidated financial statements of Banco Hipotecario S.A. (“Banco Hipotecario”) as of June 30, 2007 and 2006 and for the twelve months ended June 30, 2007, 2006 and 2005, which also have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

The Comisión Nacional de Valores issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively, which adopted, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were effective for our fiscal year ended June 30, 2007. The most significant changes included in the accounting standards adopted by the Comisión Nacional de Valores related to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting. Under the new standards, the carrying value of a long-lived asset is considered impaired when the expected cash flows from such asset are separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The new standards also provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary but allows a one-time accommodation to continue treating those differences as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent. In addition, the new standards provide for the recognition of deferred income taxes on a non-discounted basis.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by the Central Bank for June 30, 2007, which was Ps.3.093 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2003, 2004, 2005, 2006 and 2007 are to the fiscal years ended June 30 of each such years.

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

A. Selected Financial Data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2007, 2006, and 2005 and the selected consolidated balance sheet data as of June 30, 2007 and 2006 have been derived from our consolidated financial statements as of June 30, 2007 and 2006 which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated income statement data for the years June 30, 2004 and 2003 and the selected consolidated balance sheet data as of June 30, 2005 and 2004 have been derived from our audited consolidated financial statements as of June 30, 2005 and 2004 and for the three years in the period ended June 30, 2005 which are not included herein. Certain reclassifications have been made to the audited consolidated financial statements as of June 30, 2005 and 2004 and for the three years in the period ended June 30, 2005 to conform to current year presentation.

The selected consolidated balance sheet data as of June 30, 2003 have been derived from our audited consolidated financial statements as of June 30, 2004 and 2003 and for each of the three years in the period ended June 30, 2004 which are not included herein. Certain reclassifications have been made to the audited consolidated financial statements as of June 30, 2004 and 2003 and for the three years in the period ended June 30, 2004 to conform to current year presentation.

Summary Consolidated Financial and Other Information for IRSA

	As of and for the year ended June 30,
	(in thousands of US$, except ratios)	(in thousands of Ps., except ratios(2))
	2007(1)	2007	2006	2005	2004	2003
INCOME STATEMENT DATA
Argentine GAAP
Revenues:
Development and sale of properties	24,491	75,751	103,966	32,311	30,257	46,616
Office and other non-shopping center rental properties	18,003	55,683	30,565	19,431	15,144	17,770
Shopping centers	87,380	270,266	215,003	165,529	113,216	88,819
Credit card operations	68,854	212,965	122,969	64,558	30,034	24,935
Hotel operations	39,664	122,681	103,763	87,120	71,295	57,730
Financial operations and others	456	1,410	1,414	940	859	625
Total revenues	238,848	738,756	577,680	369,889	260,805	236,495
Costs	(100,759)	(311,647)	(243,831)	(168,074)	(147,416)	(154,667)
Gross profit:
Development and sale of properties	5,796	17,928	49,766	14,769	4,408	89
Office and other non-shopping center rental properties	12,604	38,984	21,578	11,685	6,871	8,677
Shopping centers	57,922	179,154	137,621	95,748	52,734	30,061
Credit card operations	44,201	136,714	79,036	41,456	18,069	16,605
Hotel operations	17,369	53,721	45,792	38,196	31,246	26,357
Financial operations and others	197	608	56	(39)	61	39
Total gross profit	138,089	427,109	333,849	201,815	113,389	81,828
Gain from recognition of inventories at net realizable value	6,704	20,737	9,063	17,317	—	—
Selling expenses	(36,763)	(113,709)	(60,105)	(36,826)	(21,988)	(28,555)
Administrative expenses	(45,725)	(141,427)	(96,882)	(70,670)	(51,400)	(46,493)
Gain on purchasers’ rescissions of sales	—	—	—	—	—	9
Net (loss) income from retained interest in securitized receivables	1,052	3,254	2,625	423	261	(4,077)
Gain from operations and holdings of real estate assets, net	830	2,568	12,616	27,938	63,066	21,507

	As of and for the year ended June 30,
	(in thousands of US$, except ratios)	(in thousands of Ps., except ratios(2))
	2007(1)	2007	2006	2005	2004	2003
Operating income (loss):
Development and sale of properties	1,997	6,177	44,277	20,566	183	2,262
Office and other non-shopping center rental properties	6,345	19,626	11,862	13,220	29,685	1,688
Shopping centers	40,360	124,832	105,583	81,638	58,771	18,709
Credit card operations	10,552	32,636	24,836	13,546	4,490	(4,616)
Hotel operations	4,737	14,653	14,552	11,066	10,138	6,176
Financial operations and others	197	608	56	(39)	61	—
Total operating income	64,188	198,532	201,166	139,997	103,328	24,219
Amortization of goodwill	(476)	(1,472)	(1,080)	(1,663)	(2,904)	(6,631)
(Loss) gain on equity investees	12,941	40,026	41,657	67,207	26,653	(14,701)
Financial results, net	1,325	4,099	(40,926)	(11,848)	12,203	315,645
Other income (expenses), net	(4,559)	(14,100)	(18,263)	(14,089)	(12,856)	96
Income before taxes and minority interest	73,419	227,085	182,554	179,604	126,424	318,628
Income tax and minimum presumed income tax	(28,302)	(87,539)	(58,791)	(53,207)	(25,720)	3,529
Minority interest	(10,491)	(32,449)	(27,190)	(23,152)	(12,842)	(35,712)
Net income	34,626	107,097	96,573	103,245	87,862	286,445
Basic net income (loss) per share(3)	0.08	0.24	0.25	0.37	0.39	1.37
Basic net income (loss) per GDS(3)	0.78	2.41	2.54	3.68	3.90	13.65
Diluted net income (loss) per share(4)	0.06	0.20	0.23	0.23	0.23	0.57
Diluted net income (loss) per GDS(4)	0.66	2.03	2.28	2.31	2.26	5.65
Weighted - average number of shares outstanding	444,904	444,904	379,506	280,282	225,005	209,840
Adjusted weighted - average number of shares(4)	558,594	558,594	522,636	501,380	554,271	439,064
Capital Stock	464,969	464,969	435,448	357,267	248,803	212,013
Dividends declared per share	—	—	—	—	—	—
U.S. GAAP
Revenues	280,457	867,452	621,012	426,499	327,424	280,690
Costs	(133,837)	(413,957)	(321,788)	(235,341)	(216,742)	(208,149)
Gross profit	146,620	453,495	299,224	191,158	110,682	72,541

	As of and for the year ended June 30,
	(in thousands of US$, except ratios)	(in thousands of Ps., except ratios(2))
	2007(1)	2007	2006	2005	2004	2003
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—
Selling expenses	(33,947)	(104,997)	(66,278)	(36,255)	(23,937)	(28,555)
Administrative expenses	(46,141)	(142,714)	(97,956)	(77,451)	(57,928)	(50,139)
Gain on purchasers’ rescissions of sales	—	—	—	—	—	9
Net income (loss) from retained interest in securitized receivables	(37)	(115)	(12,274)	4,591	(1,526)	1,392
Operating (loss) income	66,495	205,669	121,716	82,043	27,291	(4,752)
(Loss) gain on equity investees	13,888	42,957	64,697	138,560	(20,161)	(5,621)
Financial results, net	(14,130)	(43,705)	(50,854)	(31,072)	21,195	265,753
Other incomes (expenses), net	(4,343)	(13,433)	(7,338)	(10,271)	(4,026)	9,880
Income before taxes and minority interest	61,910	191,488	128,221	179,259	24,299	265,260
Income tax and minimum presumed income tax	(12,666)	(39,176)	(18,678)	(34,747)	(12,528)	3,020
Minority interest	(15,871)	(49,090)	(19,597)	(15,114)	(8,946)	(33,154)
Net income	33,373	103,222	89,946	129,398	2,825	235,126
Basic net income (loss) per share(3)	0.07	0.23	0.24	0.46	0.01	1.12
Basic net income (loss) per GDS(3)	0.75	2.32	2.37	4.62	0.13	11.20
Basic net income (loss) before extraordinary items and accounting changes per share(3)	0.07	0.23	0.24	0.46	0.01	1.12
Diluted net income (loss) per share(4)	0.06	0.20	0.23	0.31	0.01	0.60
Diluted net income (loss) per GDS(4)	0.66	2.05	2.30	3.10	0.13	6.02
Diluted net income (loss) before extraordinary items and accounting changes per share(4)	0.06	0.20	0.23	0.31	0.01	0.60
Weighted - average number of shares outstanding	444,904	444,904	379,506	280,282	225,005	209,840
Adjusted weighted - average number of shares(4)	540,822	540,822	518,606	475,489	225,005	338,416
BALANCE SHEET DATA
Argentine GAAP

	As of and for the year ended June 30,
	(in thousands of US$, except ratios)	(in thousands of Ps., except ratios(2))
	2007(1)	2007	2006	2005	2004	2003
Cash and banks and current investments	276,983	856,707	233,438	211,934	163,900	232,001
Inventories	82,833	256,203	162,110	99,811	29,711	23,854
Mortgages and lease receivables, net	68,563	212,065	147,955	73,246	37,267	39,181
Non-current investments(5)	217,676	673,273	647,981	542,863	519,499	412,789
Fixed assets, net	655,451	2,027,311	1,413,212	1,445,551	1,274,675	1,235,223
Total current assets	380,145	1,175,790	481,788	389,735	261,651	297,476
Total assets	1,340,090	4,144,899	2,740,121	2,524,426	2,208,326	2,081,956
Short-term debt(6)	69,251	214,193	142,140	130,728	143,126	96,159
Total current liabilities	210,825	652,082	419,228	310,977	256,022	188,738
Long-term debt(7)	395,222	1,222,423	295,282	422,412	468,807	592,104
Total non-current liabilities	451,242	1,395,693	385,138	515,381	522,213	629,988
Minority interest	145,623	450,410	449,989	445,839	470,237	454,044
Shareholders’ equity	532,400	1,646,714	1,485,766	1,252,229	959,854	809,186
U.S. GAAP
Cash and banks and current investments	276,857	856,318	233,032	212,855	163,435	231,293
Inventories	52,040	160,961	61,720	46,702	25,374	23,584
Mortgages and lease receivables, net	66,365	205,267	145,718	72,577	37,267	39,181
Other receivables and prepaid expenses	78,130	241,656	131,502	113,395	127,114	80,799
Non-current investments(5)	190,962	590,646	599,679	436,063	327,883	281,583
Fixed assets, net	618,318	1,912,457	1,360,136	1,392,626	1,230,020	1,221,859
Intangible assets, net	7,186	22,226	468	712	666	1,629
Total current assets	382,524	1,183,147	471,053	386,051	270,883	313,595
Total assets	1,292,343	3,997,217	2,503,812	2,291,808	1,923,456	1,874,299
Trade accounts payable	94,899	293,522	136,362	68,372	46,414	30,432
Other liabilities	32,901	101,764	94,655	90,106	46,524	40,382
Short-term debt(6)	70,103	216,829	120,172	111,994	135,661	83,217
Total current liabilities	216,613	669,983	431,422	314,939	260,521	202,679
Long-term debt(7)	396,124	1,225,212	298,570	413,812	465,099	600,616
Total non-current liabilities	518,509	1,603,747	558,951	698,344	696,791	801,806
Minority interest	118,455	366,381	355,385	357,062	378,404	367,012
Shareholders’ equity	439,295	1,358,739	1,158,364	921,718	587,740	502,803
CASH FLOW DATA
Argentine GAAP
Net cash provided by operating activities	52,732	163,099	194,685	93,490	74,691	93,945
Net cash used in investing activities	(165,139)	(510,774)	(136,567)	(126,682)	(97,186)	(40,603)
Net cash provided by (used in) financing activities	288,477	892,258	(36,767)	52,868	(47,649)	109,439

	As of and for the year ended June 30,
	(in thousands of US$, except ratios)	(in thousands of Ps., except ratios(2))
	2007(1)	2007	2006	2005	2004	2003
U.S. GAAP(8)
Net cash provided by operating activities	36,190	111,936	192,589	105,655	92,378	55,135
Net cash used in investing activities	(152,059)	(470,318)	(128,687)	(141,746)	(105,061)	(52,260)
Net cash provided by (used in) financing activities	291,273	900,907	(36,767)	52,868	(47,649)	109,439
Effect of exchange rate changes on cash and cash equivalents	665	2,058	(5,784)	2,899	(8,081)	51,743
Effect of inflation accounting	—	—	—	—	—	(1,472)
OTHER FINANCIAL DATA
Argentine GAAP
Capital expenditures(9)	138,385	428,026	116,201	79,997	26,908	10,991
Depreciation and amortization(10)	31,360	96,996	80,979	74,091	65,491	69,437
Ratio of current assets to current liabilities	1.803	1.803	1.149	1.253	1.022	1.576
Ratio of shareholders’ equity to total liabilities	0.804	0.804	1.847	1.515	1.233	0.988
Ratio of non-current assets to total assets	0.716	0.716	0.824	0.846	0.882	0.857
Working capital(11)	169,320	523,708	62,560	78,758	5,629	108,738

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2007 which was Ps.3. 093 per US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates and Exchange Controls.” Sums may not total due to rounding.

(2)	In thousands of Pesos of June 30, 2007. Includes adjustment for inflation through February 28, 2003. Sums may not total due to rounding.

(3)	We have calculated earnings per share data under Argentine GAAP and U.S. GAAP based on the weighted average number of common shares outstanding during the respective period. Each Global Depositary Shares (“GDS”) represents ten common shares.

(4)	Under both Argentine and U.S. GAAP we have considered the diluted effects of our outstanding convertible notes and warrants. However, under U.S. GAAP, we have used the treasury-stock method in calculating the diluted effect of the outstanding warrants. In addition, the computation of diluted net income per share / GDS under U.S. GAAP for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share / GDS. Each GDS represents ten common shares.

(5)	Includes our 11.8% investment in Banco Hipotecario and our investments in undeveloped plots of land.

(6)	Includes short-term debt (including the current portion of seller financing) and current mortgages payable.

(7)	Includes long-term debt (including the non-current portion of seller financing) and non-current mortgages payable.

(8)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of SFAS No. 95 under U.S. GAAP. See Note 28 to our audited consolidated financial statements included elsewhere in this annual report for details of the differences in classifications affecting the categories of cash flows.

(9)	Includes the purchase of fixed assets (including facilities and equipment), undeveloped plots of land and renovation and remodeling of hotels and shopping centers.

(10)	Corresponds to depreciation and amortization included in operating income.

(11)	Working capital is calculated by subtracting consolidated current liabilities from consolidated current assets.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. Since June 30, 2002, the Peso has appreciated versus the U.S. dollar from an exchange rate of Ps.3.80 =US$1.00 to an exchange rate of Ps3.140=US$1.00 at December 17, 2007 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. The Central Bank may indirectly affect this market through its active participation.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate(4)
	High(1)	Low(2)	Average(3)	Period Closing
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Fiscal year ended June 30, 2007	3.1080	3.0480	3.0862	3.0930
June 2007	3.0930	3.0720	3.0793	3.0930
July 2007	3.1800	3.0910	3.1131	3.1210
August 2007	3.1780	3.1330	3.1530	3.1560
September 2007	3.1650	3.1310	3.1477	3.1500
October 2007	3.1790	3.1420	3.1597	3.1420
November 2007	3.1500	3.1240	3.1357	3.1450
December 2007 (through December 17, 2007)	3.1420	3.1320	3.1381	3.1400

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.

(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.

(3)	Average month-end closing exchange rates.

(4)	All prices are market prices.

Fluctuations in the Peso-U.S. dollar exchange rate may affect the equivalent in dollars of the price in Pesos of our shares on the Buenos Aires Stock Exchange. Increases in Argentine inflation or devaluation of the Argentine currency could have a material adverse effect on our operating results.

B. Capitalization and Indebtedness

This item is not applicable.

C. Reasons for the Offer and Use of Proceeds

This item is not applicable.

D. Risk Factors

You should carefully consider the risks described below, in addition to the other information contained in this annual report, before making an investment decision. We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares and GDSs involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Relating to Argentina

Argentina’s current growth and stabilization may not be sustainable.

During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past three years, uncertainty remains as to whether the current growth and relative stability are sustainable. Sustainable economic growth is dependant on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers as well as foreign and domestic investors and stable and relatively low inflation.

The Argentine economy remains fragile for the following reasons:

unemployment remains high;

the availability of long-term fixed rate credit is limited;

investment as a percentage of GDP remains low;

the current fiscal surplus could become a fiscal deficit;

the current trade surplus could reverse into a trade deficit;

inflation has risen recently and threatens to accelerate;

the country’s public debt remains high and international financing is limited; and

the recovery has depended to some extent on high commodity prices, which are volatile and outside the control of the country, and excess capacity, which has reduced considerably.

A substantial part of our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the economic conditions prevailing in Argentina. Although the economic situation in Argentina has improved, instability is still prevalent and no assurance can be given that macroeconomic conditions in Argentina will not deteriorate again.

The continuing rise of inflation may have an adverse effect on the economy.

After several years of price stability, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation substantially stabilized. However, inflationary pressures have since reemerged with consumer prices increasing by 6.1% during 2004 and increasing by 12.3% in 2005. As a result of the execution of fixed price agreements and restrictions on, and in certain cases, suspension of, exports, consumer prices only increased by 9.8% in 2006. As of November 30, 2007, according to the argentine statistics and census agency, or INDEC, consumer prices increased by 8.5% on an annualized basis.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment could slow the rebound in the long term credit market and real estate market and may also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted which could have an adverse effect on our business.

Argentina’s ability to obtain financing from international markets is limited which may affect its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As of March 31, 2007, the Argentine government announced that as a result of the restructuring, it had approximately US$136.3 billion in total outstanding debt remaining. Of this amount, approximately US$26.5 billion are defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Centre for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth which could have a material adverse effect on the country’s economy and, consequently, our business.

Significant devaluation of the Peso against the U.S. dollar may adversely affect the Argentine economy as well as our financial performance.

Despite the positive effects of the real depreciation of the Peso in 2002 on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative impact on the Argentine economy and on businesses and individuals’ financial condition. The devaluation of the Peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, initially led to very high inflation, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations.

If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. Moreover, it would likely result in a decline in the value of our common shares and the GDSs as measured in U.S. dollars.

Significant appreciation of the Peso against the U.S. dollar may adversely affect the Argentine economy.

A substantial increase in the value of the Peso against the U.S. dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. dollar negatively impacts the financial condition of entities whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities, such as us. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. The appreciation of the Peso against the U.S. dollar could have an adverse effect on the Argentine economy and our business.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy.

During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s ongoing economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited and can be expected to continue to limit the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the Peso. In addition, the government issued Decree No. 616/2005 in June 2005 that established new controls on capital inflows that could result in less availability of international credit. Pursuant to such Decree, the Ministry of Economy’s Resolution No. 292/2005 was repealed and it was established that any indebtedness in favor of foreign creditors by individuals and legal entities residing in Argentina and conducting business in the private sector must be settled in Argentina and must mature no earlier than 365 days irrespective of the manner of settlement, except in the following cases: transactions related to foreign trade financing, and original issuances of debt instruments admitted to public offering and listed in self-regulated stock exchanges.

Therefore, (a) any cash inflows in the domestic foreign exchange market arising from debts incurred with foreign creditors by individuals or legal entities in the private sector and (b) transfer by non-residents to acquire financial assets or liabilities of any kind in the financial and non-financial private sector, excluding direct foreign investment and original issuances of debt instruments admitted to public offering and listed on self-regulated stock exchanges must meet the following requirements: (i) they may be remitted abroad only after expiration of a term of at least 365 days counted after the date on which such funds officially entered the Argentine foreign exchange market; (ii) the amounts resulting from the exchange rate settlement transaction are to be deposited in an account opened at an Argentine banking system institution, (iii) a non-transferable, non-interest bearing deposit of 30% of the amount being settled is to be made in the name of the depositor for a term of 365 days and (iv) such deposit is to be held in U.S. dollars at one of the Argentine banking system institutions and may not be used as guarantee or collateral of any loan. Non-compliance with the requirements laid down in Decree 616/2005 shall be punished in accordance with the Criminal Foreign Exchange Regime.

Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of GDSs.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning on February 2002, any payment of dividends, irrespective of amount, outside Argentina needed prior authorization from the Central Bank. In December 2002 the rule was amended through Communication “A” 3845 which required Argentine companies to obtain prior authorization from the Central Bank to purchase currency in excess of US$150,000 (in the aggregate) per calendar month. This rule applied, among others, to the payment of dividends.

On January 7, 2003, the Central Bank issued communication “A” 3859 which is still enforceable and pursuant to which Argentine companies have no limitation on their ability to purchase foreign currency and transfer it outside Argentina to pay dividends, to the extent such dividend payments result from an approved and audited financial statement. In the future, similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the GDSs.

The stability of the Argentine banking system is uncertain.

During 2001 and the first half of 2002, a very significant amount of deposits were withdrawn from financial institutions. This massive withdrawal of deposits was largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain peso-dollar parity in the context of its solvency crisis.

To prevent a run on the U.S. dollar reserves of local banks, the government restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. The government subsequently imposed new restrictions and released a schedule stating how and when deposits would become available.

These measures taken by the government to protect the solvency of the banking system, in particular the emergency laws that converted certain U.S. dollar-denominated debts into Pesos, generated significant opposition directly against banks from depositors frustrated by the loss of their savings. Many depositors instituted court challenges, eventually at the Supreme Court level, on constitutional grounds seeking restitution of their deposits in their original currency. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendants in the case, although lower courts tend to follow precedent set by the Supreme Court. Initial Supreme Court rulings struck down on constitutional grounds pesification pursuant to Law No. 25,561 (the “Public Emergency Law”). However, the Supreme Court has found in subsequent holdings that emergency laws enacted by the Argentine Congress were necessary to mitigate the crisis, the regulations were not disproportionate to the emergency, and the measures did not violate the constitutional property rights of those affected. For instance, the Supreme Court held on December 27, 2006 in Massa, Juan Agustin vs. Poder Ejecutivo Nacional y Otro that banks should repay deposits originally denominated in U.S. dollars in Pesos at an exchange rate of Ps.1.40 per US$1.00, subject to CER or Coeficiente de Estabilización de Referencia indexation, plus interest, at a 4% annual rate. Notwithstanding the foregoing, however, numerous other cases challenging the constitutionality of the pesification pursuant to the Public Emergency Law are still pending. We cannot assure you that the Supreme Court will consistently uphold the views expressed in its latest rulings, or that future rulings will not negatively affect the banking system as a whole. If the Argentine government is called upon to provide additional financial assistance to the banks through the issuance of additional government debt, this could add to Argentina’s outstanding debt and would increase the burdens of the public sector.

While the condition of Argentina’s financial system has improved and depositors affected by the restrictions imposed in 2001 and 2002 have regained access to their deposits, albeit mainly in Pesos and subject to certain restrictions, you should not underestimate the long-term implications of the most recent crisis for Argentina’s economy and the credibility of its financial system. Adverse economic developments, even if not related to or attributable to the financial system, could easily result in deposits flowing out of the banks and into the foreign exchange market, as depositors seek to shield their financial assets from a new crisis. Any run on deposits could create liquidity or even solvency problems for financial institutions and bring about similar measures or other government interventions.

The Argentine economy could be adversely affected by economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be adversely affected by events in developed economies which are trading partners or that impact the global economy.

In the future, political and economic crises in the international markets can be expected to adversely affect the Argentine economy and its financial system and therefore our business.

Recent Presidential and Congressional elections may adversely affect the Argentine economy.

On October 28, 2007, presidential and congressional elections took place in Argentina. Cristina Fernández de Kirchner was elected as President, the ruling party maintained the majority in Congress and as a result there exists uncertainty regarding the economic policy to be carried out by the new government. There are no assurances that future uncertainties preceding and resulting from the Congressional and the Presidential elections will not negatively impact the Argentine economy and/or local bonds and stock markets.

Risks Relating to our Business

Our performance is subject to risks associated with our properties and with the real estate industry.

Our economic performance and the value of our real estate assets, and consequently the value of the securities issued by us, are subject to the risk that if our properties do not generate sufficient revenues to meet its operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

downturns in the national, regional and local economic climate;

volatility and decline in discretionary spending;

competition from other office, industrial and commercial buildings;

local real estate market conditions, such as oversupply or reduction in demand for office, or other commercial or industrial space;

changes in interest rates and availability of financing;

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

declines in the financial condition of our tenants and our ability to collect rents from them;

changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property; and

law reforms and governmental regulations (such as those governing usage, zoning and real property taxes).

If any one or more of the foregoing conditions were to affect our business, it could have a material adverse effect on our financial condition and results of operations.

Our investment in property development or redevelopment may be less profitable than we anticipate.

We are engaged in the development and construction of office space, retail and residential properties, frequently through third-party contractors. Risks associated with our development, re-development and construction activities include the following, among others:

abandonment of development opportunities and renovation proposals;

construction costs of a project may exceed its original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

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

sale prices for residential units may be insufficient to cover development costs;

construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

we may be unable to obtain, or may face delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or we may be affected by building moratoria and anti-growth legislation.

The real estate industry in Argentina is increasingly competitive.

Our real estate and construction activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors.

Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high-entry barriers restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

In addition, many of our shopping centers are located in close proximity to other shopping centers, numerous retail stores and residential properties. The number of comparable properties located in the vicinity of our properties could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the rent price or the sale price that we are able to charge. We cannot assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. As additional companies become active in the Argentine shopping center market, such increased competition could have a material adverse effect on our results of operations.

We face risks associated with property acquisitions.

We have in the past acquired, and intend to acquire in the future, properties, including large properties (such as the acquisition of Abasto de Buenos Aires or Alto Palermo Shopping) that would increase our size and potentially alter our capital structure. Although we believe that the acquisitions that we have completed in the past and that we expect to undertake in the future, have, and will, enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

we may not be able to obtain financing for acquisitions on favorable terms;

acquired properties may fail to perform as expected;

the actual costs of repositioning or redeveloping acquired properties may be higher than we estimate;

acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures; and

we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies.

Some of the land we have purchased is not zoned for development purposes, and we may be unable to obtain, or may face delays in obtaining the necessary zoning permits and other authorizations.

We own several plots of land which are not zoned for development purposes or for the type of developments we intend to propose, including Santa María del Plata, Puerto Retiro and Terrenos de Caballito. In addition, we do not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, we may be affected by building moratoria and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

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

liabilities for clean-up of undisclosed environmental contamination;

law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

liabilities incurred in the ordinary course of business.

Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

We currently carry liability, fire, business interruption, flood, extended coverage and rental loss insurance on all of our properties. Although we believe the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims and terrorism and acts of war that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property.

In addition, we cannot assure you that we will be able to renew our insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive. Moreover, we do not purchase life or disability insurance for any of our key employees. If any of our key employees were to die or become incapacitated, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

Demand for our premium properties which target the high-income demographic may be insufficient.

We have focused on development projects intended to cater to affluent individuals and have entered into property swap agreements pursuant to which we contribute our undeveloped properties to ventures with developers who will deliver to us units in full-service apartments in premium locations of downtown Buenos

Aires, such as the Renoir towers. These developments are currently estimated to be completed in 2008 and will bring to the market over 11,500 square meters of high quality residential apartments. At the time the developers return these properties to us, demand for premium apartments could be significantly lower than we currently project. In such case, we would be unable to sell these apartments at the prices or in the time frame we estimated, which could have a material adverse effect on our financial condition and results of operations.

It may be difficult to buy and sell real estate quickly and transfer restrictions apply to some of our properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary its portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. A significant portion of our properties are mortgaged to secure payment of indebtedness, and if we are unable to meet our mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In transactions of this kind, we may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We have had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2007, our consolidated financial debt was Ps.1,414.5 million (including accrued and unpaid interest and deferred financing costs). The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could place us at a disadvantage compared to our competitors who are less leveraged and limit our ability to react to changes in market conditions, changes in the real estate industry and economic downturns. Although we have successfully restructured our debt, we cannot assure you that we will not relapse and become unable to pay our obligations.

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

the intrinsic attractiveness of the shopping center;

the flow of people and the level of sales of each shopping center rental unit;

increasing competition from internet sales;

the amount of rent collected from each shopping center rental unit; and

the fluctuations in occupancy levels in the shopping centers.

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. If this were to occur again, it could have a material adverse effect on the revenues from the shopping center activity.

The loss of significant tenants could adversely affect both the operating revenues and value of our shopping center and other rental properties.

If certain of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be adversely affected. Our shopping centers and, to a lesser extent, our office buildings are typically anchored by significant tenants, such as well known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at our shopping centers or office buildings could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of operations. The closing of one or more significant tenants may induce other tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. If we are not able to successfully lease the affected space again, the bankruptcy and/or closure of significant tenants, could have an adverse effect on both the operating revenues and underlying value of the properties involved.

We are subject to payment default risks due to our investments in credit card businesses through our subsidiary Alto Palermo.

Our subsidiary Alto Palermo owns an 80% interest in Tarshop S.A., or Tarshop, a credit card company that originates credit card accounts to promote sales from Alto Palermo’s tenants and other selected retailers. During the fiscal year ended June 30, 2007, Tarshop had net revenues of Ps.213.0 million, representing 44.1% of Alto Palermo’s revenues and 28.8% of our consolidated revenues for such fiscal year. Credit card businesses such as Tarshop are adversely affected by defaults or late payments by card holders on credit card accounts, difficulties enforcing collection of payments, fraudulent accounts and the writing off of past due receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond our control, which, among others, include:

adverse changes in the Argentine economy;

adverse changes in the regional economies;

political instability;

increases in unemployment; and

erosion of real and/or nominal salaries.

These and other factors may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s credit card business. In addition, if our credit card business is adversely affected by one or more of the above factors, the quality of our securitized receivables is also likely to be adversely affected. Therefore, we could be adversely affected to the extent that we hold an interest in any such securitized receivables.

Our subordinated interest in Tarshop’s securitized assets may have no value.

Tarshop S.A., an Alto Palermo subsidiary, is a credit card company that originates credit card accounts to promote sales from Alto Palermo’s tenants and other selected retailers. Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps.77.8 million in debt certificates as of June 30, 2007.

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

changes in tourism and travel patterns, including seasonal changes; and

taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection and other requirements, all of which affect our ability to acquire land, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or interpret existing laws and regulations in a more restrictive manner, which may force us to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on our business.

In the past, the Argentine government imposed strict and burdensome regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of our leases provide that the tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of properties in Argentina could negatively affect the Argentine real estate market and the rental market and materially and adversely affect our operations and profitability.

Lease Law No. 23,091 imposes restrictions that limit our flexibility.

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

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

Historically, delinquency regarding our office rental space has been very low, approximately 2%, and we have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new

Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on our financial condition and results of operation.

Our assets are concentrated in the Buenos Aires area.

Our principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of our revenues are derived from such properties. For the fiscal year ended June 30, 2007, more than 87% of our consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although we own properties and may acquire or develop additional properties outside Buenos Aires, we expect to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations.

We face risks associated with potential expansion to other Latin American markets.

From 1994 to 2002, we had substantial investments outside of Argentina, including Brazil Realty, which was sold in 2002, and Fondo de Valores Inmobiliarios in Venezuela, which was sold in 2001. We continue to believe that Brazil and other Latin American countries offer attractive opportunities for growth in the real estate sector. We will continue to consider investment opportunities outside of Argentina as they arise.

Investments in Brazil and other Latin American countries are subject to significant risks including sovereign risks and risks affecting these countries’ real estate sectors. These risks include competition by well-established as well as new developers, unavailability of financing or financing on terms that are not acceptable to us, exchange rate fluctuations, lack of liquidity in the market, rising construction costs and inflation, extensive and potentially increasing regulation and bureaucratic procedures to obtain permits and authorizations, political and economic instability that may result in sharp shifts in demand for properties, risks of default in payment and difficulty evicting defaulting tenants.

If the bankruptcy of Inversora Dársena Norte is extended to our subsidiary Puerto Retiro S.A., we will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On November 18, 1997, in connection with the acquisition of our subsidiary Inversora Bolívar S.A., or “Inversora Bolívar,” we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, through Inversora Bolívar, we increased our interest in Puerto Retiro to 50.0% of its capital stock.

On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”). Puerto Retiro appealed the restraining order which was confirmed by the court on December 14, 2000.

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

Indarsa failed to pay to the Argentine government the outstanding price for its purchase of the stock of Tandanor. As a result the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend the bankruptcy to the companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of the bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.9 million, as of June 30, 2007. As of June 30, 2007, we had not established any reserve in respect of this contingency.

Property ownership through joint ventures may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in the Shopping Center segment, we own 62.5% of Alto Palermo, while Parque Arauco S.A. owns 29.5%. In the Development and Sale segment, we have a majority ownership interests in various properties, including 100% ownership of Pereiraola S.A. and 100% of Caballito. We also have ownership of 50% in Puerto Retiro and Cyrsa. In the Hotel operations segment, we own 50% of the Llao Llao Hotel, while another 50% is owned by the Sutton Group. We own 80% of the Hotel Libertador, while 20% is owned by Hoteles Sheraton de Argentina S.A. In the financial services sector, we own 11.8% of Banco Hipotecario, while the Argentine government has a controlling interest in it.

We could become engaged in a dispute with one or more of our joint venture partners that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners may have competing interests in our markets that could create conflicts of interest. If the objectives of our joint venture partners are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

If one or more of the investors in any of our jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on our financial performance. Should a joint venture partner be declared bankrupt, we could become liable for our partner’s share of joint venture liabilities.

We may not be able to recover the mortgage loans we have provided to purchasers of units in our residential development properties.

In recent years, we have provided mortgage financing to purchasers of units in our residential development properties. Before January 2002, our mortgage loans were U.S. dollar-denominated and accrued interest at a fixed interest rate generally ranging from 10% to 15% per year and for terms generally ranging from one to fifteen years. However, on March 13, 2002, the Central Bank converted all U.S. dollar denominated debts into Peso denominated debts at the exchange rate of Ps.1.00 = US$1.00. In addition, the Central Bank imposed maximum interest rates of 3% for residential mortgage loans to individuals and 6% for mortgage loans to businesses. These regulations adversely affected the U.S. dollar value of our outstanding mortgages.

Beside risks normally associated with providing mortgage financing, including the risk of default on principal and interest, other regulatory risks such as suspension of foreclosure enforcement proceedings could adversely affect our cash flow. Argentine law imposes significant restrictions on our ability to foreclose and auction properties. Thus, when there is a default under a mortgage, we do not have the right to foreclose on the unit. Instead, in accordance with Law No. 24,441, in order to reacquire a property we are required to purchase it at a court ordered public auction, or at an out-of-court auction. However, the Public Emergency Law temporarily suspended all judicial and non-judicial mortgage and pledge enforcement actions. Several laws and decrees extended this mortgage foreclosure suspension period. On June 14, 2006, a new suspension period was approved, which established a 180-day suspension period for mortgage foreclosure proceedings affecting debtors’ only dwellings and where the original loan was no higher than Ps.100,000.

Law No. 25,798 enacted November 5, 2003, and implemented by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to restructure delinquent mortgage payments to prevent foreclosures on a debtor’s only dwelling (the “Mortgage Refinancing System”). The Mortgage Refinancing System establishes a trust over assets contributed by the Argentine government and income from restructured mortgage loans. Banco de la Nación Argentina, in its capacity as trustee of said trust, enters into debt restructuring agreements with delinquent mortgage debtors establishing the following terms: (i) a grace period on the mortgage loan of one year and (ii) monthly installment payments on the mortgage loan not to exceed 30% of the aggregate income of the family living in the mortgaged property. Banco de la Nación Argentina then subrogates the mortgagee’s rights against the debtor, by issuing notes delivered to the mortgagee to settle the amounts outstanding on the mortgage loan. The sum restructured under the Mortgage Refinancing System may not exceed the appraisal value of the property securing the mortgage after deducting any debts for taxes and maintenance. The Mortgage Refinancing System was established for a limited period of time, during which parties to a mortgage loan agreement could opt to participate in it. However, it was extended by a number of decrees and laws.

Law No. 26,167, enacted in November, 2006 established a special proceeding to replace ordinary trials regarding the enforcement of mortgage loans. Such special proceedings give creditors ten days to inform the debtor of the amounts owed to them and later agree with the debtor on the amount and terms of payment. If the parties fail to reach an agreement, payment conditions are to be determined by the judge.

We cannot assure you that laws and regulations relating to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect our business, financial condition or result of operations.

We are dependent on our chairman Eduardo Elsztain and certain other senior managers.

Our success depends on the continued employment of Eduardo S. Elsztain, our chief executive officer, president and chairman of the board of directors, who has significant expertise and knowledge of our business and industry. The loss of or interruption in his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel. A failure to hire or retain qualified personnel may have a material adverse effect on our financial condition and results of operations.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud. As of November 30, 2007, such beneficial ownership consisted of: (i) 199,312,028 shares held by Cresud, (ii) 7,998,522 shares held by IFISA, (iii) 586,000 shares held by Consultores Venture Capital Limited, a stock corporation organized under the laws of Cayman Islands, (iv) 1,154,279 held by Dolphin Fund PLC, a limited liability company organized under the laws of Isle of Man and (v) 311,367 shares held directly by Mr. Elsztain.

Conflicts of interest between our management, us and our affiliates may arise in the performance of our respective business activities. As of November 30, 2007, Mr. Elsztain also beneficially owned (i) approximately 31.8% of Cresud’s common shares and (ii) approximately 62.5% of the common shares of our subsidiary Alto Palermo. Although Mr. Elsztain does not have a majority of our shares, he is our largest shareholder and exercises substantial influence over us. If Mr. Elsztain were considered the beneficial owner of IRSA due to his substantial influence over us, he would be the beneficial owner of 62.5% of our subsidiary Alto Palermo shares.

We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we have significant currency exposure.

As of June 30, 2007, the majority of our liabilities, such as our unsecured loan agreement, our Series 3 secured floating rate notes due 2009, our 8.5% notes due 2017, Alto Palermo’s Series I Notes, the mortgage loan to our subsidiary Hoteles Argentinos S.A., our 8% convertible notes and Alto Palermo’s convertible notes are denominated in U.S. dollars while our revenues and most of our assets as of June 30, 2007 are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

Risks Relating to our Investment in Banco Hipotecario

Our investment in Banco Hipotecario is subject to risks affecting Argentina’s financial system.

As of June 30, 2007, IRSA owned 11.8% of Banco Hipotecario, which represented 7.3% of IRSA’s consolidated assets at such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of its loan portfolio, its financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003 and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

Financial institutions are subject to significant regulation relating to functions that historically have been mandated by the Central Bank and other regulatory authorities. Measures adopted by the Central Bank have had, and future regulations may have, a material adverse effect on Banco Hipotecario’s financial condition and results of operations.

On July 25, 2003, the Central Bank announced its intention to adopt new capital adequacy requirements that it will implement gradually through to 2009. In addition, the IMF and other multilateral agencies encouraged the Argentine government to impose minimum capital adequacy, solvency and liquidity requirements consistent with international standards, which could impose material operating restrictions on Banco Hipotecario.

Laws and decrees implemented during the economic crisis in 2001 and 2002 have substantially altered contractual obligations affecting Argentina’s financial sector. Recently, the Argentine Congress has considered various initiatives intended to reduce or eliminate a portion of the mortgage loan portfolio on the debt owed to Banco Hipotecario. Also, there have been certain initiatives intended to review the terms pursuant to which Banco Hipotecario was privatized. As a result, we cannot assure you that the Argentine legislature will not enact new laws that will have a significant adverse effect on Banco Hipotecario’s shareholders’ equity or that the Argentine government would compensate Banco Hipotecario for the resulting loss. These uncertainties could have a material adverse effect on the value of our investment in Banco Hipotecario.

Banco Hipotecario relies heavily on mortgage lending, and the value of our investment in it depends in part on its ability to implement successfully its new business diversification strategy.

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historic concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on (i) demand for new mortgage loans and (ii) the asset quality of outstanding mortgage loans. The last economic crisis had a material adverse effect on its liquidity, financial conditions and results of operations. In addition, a number of governmental measures that apply to the financial sector have had a material adverse effect particularly on Banco Hipotecario, impairing its financial condition.

In light of the economic conditions in Argentina for the foreseeable future, Banco Hipotecario cannot rely exclusively on mortgage lending and related services. Accordingly, Banco Hipotecario has adapted its business strategy to confront the challenges of these new market conditions. Banco Hipotecario’s ability to diversify its operation will depend on how successfully it diversifies its product offerings and transforms itself into a financial institution that no longer relies solely on mortgage lending.

In the past years Banco Hipotecario has made several investments that are designed to enable it to develop retail banking activities. Banco Hipotecario must overcome significant challenges to achieve this goal including, among others, its lack of experience and client relationships outside the mortgage sector, the existence of large, well-positioned competitors and significant political, regulatory and economic uncertainties in Argentina. As a result, we cannot give you any assurance that Banco Hipotecario will be successful in developing significant retail banking activities in the foreseeable future, if at all. If Banco Hipotecario is unable to diversify its operations by developing its retail banking activities and other non-mortgage banking activities, the value of our substantial investment in Banco Hipotecario would likely be materially and adversely affected.

Banco Hipotecario’s mortgage loan portfolio is not adequately indexed for inflation and any significant increase in inflation could have a material adverse effect on its financial condition.

In accordance with Emergency Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia, or CER, a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a decree providing that mortgages originally denominated in U.S. dollars and converted into Pesos pursuant to Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. Through December 31, 2002, the WPI and the CVS posted cumulative increases of 118.2% and 0.2%, respectively, and the CER increased 41.4%. During 2003, inflation rose by 4.3% as measured by the WPI, 3.7% as measured by the CER and 15.8% as measured by the CVS. As a result, only 10% of Banco Hipotecario’s mortgage loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. The CVS increased until it was repealed by 5.3%, whereas the increase in CER was 5.5% as of December 31, 2004 and the WPI increased by 7.9%. During 2005 the CER was 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased by 10.3% and 7.1%, respectively.

Argentina’s history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. As a result of the high inflation in Argentina from 2002 onwards, Banco Hipotecario’s mortgage loan portfolio experienced a significant decrease in value and if inflation were to increase significantly once again, it might continue to undergo a major decrease in value. Accordingly, an increase in Banco Hipotecario’s funding and other costs due to inflation might not be offset by indexation, which could adversely affect its liquidity and results of operations.

Legislation limiting Banco Hipotecario’s ability to foreclose on mortgaged collateral may have an adverse effect on it.

Like other mortgage lenders, the ability to foreclose on mortgaged collateral to recover on delinquent mortgage loans impacts the conduct of Banco Hipotecario’s business. In February 2002, the Argentine government amended Argentina’s Bankruptcy Law, suspending bankruptcies and foreclosures on real estate that constitutes the debtor’s primary residence, initially for a six-month period and subsequently extended until November 14, 2002. Since 2003, the Argentine government has approved various laws that have suspended, in some cases, foreclosures for a period of time in accordance with Law No. 25,972 enacted on December 18, 2004, and, in some cases, temporarily suspended all judicial and non-judicial mortgage and pledge enforcement actions. Several laws and decrees extended this mortgage foreclosure suspension period. Most recently, on June 14, 2006, Argentine Law 26,103 was enacted which established a 180-day suspension period for mortgage foreclosure proceedings affecting debtors where the subject mortgage related to the debtor’s sole residence and where the original loan was not greater than Ps.100,000.

Law No. 25,798, enacted November 5, 2003, and implemented by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to restructure delinquent mortgage payments to prevent foreclosures on a debtor’s sole residence (the “Mortgage Refinancing System”). The Mortgage Refinancing System establishes a trust composed of assets contributed by the Argentine government and income from restructured mortgage loans. Banco de la Nación Argentina, in its capacity as trustee of said trust, enters into debt restructuring agreements with delinquent mortgage debtors establishing the following terms: (i) a grace period on the mortgage loan of one year and (ii) monthly installment payments on the mortgage loan not to exceed 30% of the aggregate income of the family living in the mortgaged property. Banco de la Nación Argentina then subrogates the mortgagee’s rights against the debtor, by issuing notes delivered to the mortgagee to settle the amounts outstanding on the mortgage loan. The sum restructured under the Mortgage Refinancing System may not exceed the appraisal value of the property securing the mortgage after deducting any debts for taxes and maintenance. The Mortgage Refinancing System was established for a limited period of time, during which parties to mortgage loan agreements could opt to participate and was subsequently extended by a number of decrees and laws.

Law No. 26,167 enacted on November 29, 2006, suspended foreclosures and also established a special proceeding for the enforcement of certain mortgage loans. Such special proceedings give creditors a 10-day period to inform the court of the amounts owed under the mortgage loan. Soon thereafter, the judge will call the parties for a hearing in order to reach an agreement on the amount and terms of payment thereunder. In case of failure by the parties to reach such agreement, they will have a 30-day negotiation period, and if the negotiations do not result in an agreement, then, payment and conditions will be determined by the courts.

On November 29, 2006, Law No. 26,177 created the Unidad de Reestructuración, a government agency responsible for the revision of each of the mortgage loans granted by the state-owned Banco Hipotecario Nacional, the predecessor of Banco Hipotecario, before the enactment of the Convertibility Law in 1991. The Unidad de Reestructuración also makes non-binding recommendations to facilitate the restructuring of such mortgage loans. If no agreement is reached, the Unidad de Reestructuración will submit a proposal to the National Congress, which may recommend forgiveness or other write-off of such loans, extensions of their scheduled maturities or other subsidies that adversely affect Banco Hipotecario’s ability to foreclose on such mortgage loans.

Recently enacted Law No. 26,313 established mandatory restructuring of certain mortgage loans granted by the former Banco Hipotecario Nacional prior to April 1, 1991. The language of the law is to a certain degree unclear as concern its scope of application. Neither the Ministry of Economy nor the Central Bank have issued corresponding regulations explaining the application of the law as yet. Banco Hipotecario’s management interpretation is that the law only applies to non-performing mortgage loans granted before April 1, 1991, which were already restructured according to former regulations. However, although we regard the following scenario as unlikely, if the regulations to be issued under the law were to interpret or provide that that the new recalculation is applicable to all mortgage loans granted prior to April 1, 1991, including performing loans, depending on the way in which such regulations were made, Banco Hipotecario S.A., as legal successor to the former Banco Hipotecario Nacional, might suffer a material financial loss to the extent that the law has not contemplated the payment of any damages or compensation to the Bank in such regard.

We cannot assure you that the Argentine government will not enact further new laws restricting Banco Hipotecario’s ability to enforce its rights as creditors. Any such limitation on its ability to successfully implement foreclosures could have a material adverse effect on its financial condition and results of operations.

Banco Hipotecario’s non-mortgage loan portfolio has grown rapidly and is concentrated in the low- and middle-income segments.

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between December 31, 2004 and June 30, 2007, Banco Hipotecario’s portfolio of non-mortgage loans grew 799.3% from Ps.232.2 million to Ps.1,855.9 million. A very substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, in the future Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, we cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of BODEN and other public securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank accounting rules which differ in certain material respects from Argentine GAAP. During 2002, Central Bank accounting rules were modified in several respects that materially increased certain discrepancies between Central Bank accounting rules and Argentine GAAP. In accordance with Central Bank accounting rules, Banco Hipotecario’s consolidated balance sheet as of June 30, 2007 includes US$816.6 million of BODEN issued by the Argentine government as compensation for pesification, as well as US$ 84.4 million representing its right to acquire additional BODEN. Banco Hipotecario’s consolidated balance sheet at June 30, 2007 also includes Ps.218.0 million representing Central Bank borrowings which Banco Hipotecario incurred to finance its acquisition of the additional BODEN. Also, since September 30, 2005 Banco Hipotecario has subscribed BODEN 2012 for US$773.5 million and reduced Central Bank borrowings for Ps.1,844.0 million. Additionally, its most recent consolidated annual income statements include the accrual of interest to be received on BODEN not yet received and interest to be paid adjusted by CER on Central Bank borrowings.

In accordance with Central Bank accounting rules, the BODEN reflected on its consolidated balance sheets as of June 30, 2007 have been recorded at 100% of face value. However, the BODEN are unsecured debt obligations of the Argentine government, which has defaulted on a significant portion of its indebtedness although the government is current in respect of payments due on the BODEN and has restructured a substantial portion of its sovereign debt. As of June 30, 2007, the BODEN were not rated and were trading in the secondary market at a price of approximately US$97.20 for every US$100 of outstanding value. Carrying BODEN at a value equal to their full face value, which is in excess of their current market value, has the effect of increasing Banco Hipotecario’s total assets recorded on its consolidated balance sheet. In this important respect, its most recent consolidated audited annual financial statements are not comparable to its historic financial statements and have been prepared according to accounting principles that differ materially from Argentine GAAP.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2007, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign currency denominated assets by approximately US$118 million. Substantially all of Banco Hipotecario’s foreign currency assets consist of dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

Because of its large holdings of BODEN and guaranteed government loans, Banco Hipotecario has significant exposure to the Argentine public sector.

On December 23, 2001, the Argentine government declared the suspension of payments on most of its sovereign debt, which as of December 31, 2001, totaled approximately US$144.5 billion, a substantial portion of which was restructured by the issuance of new bonds in the middle of 2005. Additionally, the Argentine government has incurred, and is expected to continue to incur, significant new debt obligations, including the issuance of compensatory bonds to financial institutions. As of June 30, 2007 Banco Hipotecario had a total of US$901.1 million of BODEN issued by the Argentine Government. At that same date, Banco Hipotecario also had a total of approximately US$0.2 million of guaranteed government loans. Given Banco Hipotecario’s BODEN holdings, Banco Hipotecario has a significant exposure to the Argentine government’s solvency. Further, defaults by the Argentine government on its debt obligations, including the BODEN and other government securities (such as the guaranteed government loans) held by Banco Hipotecario, would materially and adversely affect its financial condition which would in turn affect our investment.

Banco Hipotecario operates in a highly regulated environment, and its operations are subject to regulations adopted, and measures taken, by the Central Bank, the Comisión Nacional de Valores and other regulatory agencies.

Financial institutions are subject to significant regulation relating to functions that historically have been mandated by the Central Bank and other regulatory authorities. Measures adopted by the Central Bank have had, and future regulations may have, a material adverse effect on Banco Hipotecario’s financial condition and results of operations. For example, on July 25, 2003, the Central Bank announced its intention to adopt new capital adequacy requirements that it will implement gradually through to 2009. In addition, the IMF and other multilateral agencies encouraged the Argentine Government to impose minimum capital adequacy, solvency and liquidity requirements consistent with international standards, which could impose material operating restrictions on Banco Hipotecario.

Similarly, the Comisión Nacional de Valores, which authorizes Banco Hipotecario’s offerings of securities and regulates the public markets in Argentina, has the authority to impose sanctions on Banco Hipotecario and its board of directors for breaches of corporate governance. Under applicable law, the Comisión Nacional de Valores has the authority to impose penalties that range from minor regulatory enforcement sanctions to significant monetary fines, to disqualification of directors from performing board functions for a period of time, and (in an extreme case) prohibiting issuers from making public offerings, if they were to determine that there was wrongdoing or material violation of law. Although Banco Hipotecario is not currently party to any proceeding before the Comisión Nacional de Valores, we cannot assure you that the Comisión Nacional de Valores will not initiate new proceedings against Banco Hipotecario, its shareholder or directors or impose further sanctions.

Commencing in early 2002, laws and decrees have been implemented that have substantially altered the prevailing legal regime and obligations established in contract. In the recent past, various initiatives have been presented to Congress intended to reduce or eliminate the debt owed to Banco Hipotecario on a portion of its mortgage loan portfolio and there were initiatives intended to review the terms pursuant to which Banco Hipotecario Nacional was privatized. As a result, we cannot assure you that the legislative branch will not enact new laws that will have a significant adverse impact on Banco Hipotecario’s shareholders’ equity or that, if this were to occur, the Argentine government would compensate us for the resulting loss.

The Argentine government may prevail in all matters to be decided at a Banco Hipotecario’s general shareholders meeting.

According to the Privatization Law and Banco Hipotecario’s by-laws, holders of Class A and Class D Shares have special voting rights relating to certain corporate decisions. Whenever such special rights do not apply (with respect to the Class A Shares and the Class D Shares) and in all cases (with respect to the Class B

Shares and the Class C Shares), each share of common shares entitles the holder to one vote. Pursuant to Argentine regulations, Banco Hipotecario may not issue new shares with multiple votes.

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

a fundamental change in Banco Hipotecario’s corporate purpose;

a change in Banco Hipotecario’s domicile outside of Argentina;

dissolution prior to the expiration of Banco Hipotecario’s corporate existence;

a merger or spin-off after which Banco Hipotecario would not be the surviving corporation;

a total or partial recapitalization following a mandatory reduction of capital; and

approval of voluntary reserves, other than legally mandated reserves, when their amount exceeds Banco Hipotecario’s capital stock and it’s legally mandated reserves.

In addition, irrespective of what percentage of Banco Hipotecario’s outstanding capital stock is represented by Class A Shares, the affirmative vote of the holders of Class A Shares is required to adopt certain decisions. Class D Shares will not be converted into Class A Shares, Class B Shares or Class C Shares by virtue of their reacquisition by the Argentine government, PPP or Programa de Propiedad Participada (the Shared Property Program) participants or companies engaged in housing development or real estate activities.

According to the Privatization Law, there are no restrictions on the ability of the Argentine government to dispose of its Class A shares, and all but one of such shares could be sold to third parties in a public offering. If the Class A shares represent less than 42% of Banco Hipotecario’s total voting stock as a result of the issuance of new shares other than Class A shares, or otherwise the Class D shares IRSA holds will automatically lose their triple voting rights. If this were to occur, we would likely lose ours current ability, together with our affiliates that also hold Class D shares of Banco Hipotecario, to exercise substantial influence over decisions submitted to the vote of Banco Hipotecario’s shareholders.

Banco Hipotecario will continue to consider acquisition opportunities which may not be successful.

From time to time in recent years, Banco Hipotecario has considered certain possible acquisitions or business combinations, and Banco Hipotecario expects to continue considering acquisitions that it believe offer attractive opportunities and are consistent with its business strategy. We cannot assure you, however, that Banco Hipotecario will be able to identify suitable acquisition candidates or that Banco Hipotecario will be able to acquire promising target financial institutions on favorable terms. Additionally, its ability to obtain the desired effects of such acquisitions will depend in part on its ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

unforeseen difficulties in integrating operations and systems;

problems assimilating or retaining the employees of acquired businesses;

challenges retaining customers of acquired businesses;

unexpected liabilities or contingencies relating to the acquired businesses; and

the possibility that management may be distracted from day-to-day business concerns by integration activities and related problem solving.

Risks Related to the Global Depositary Shares and the Shares

Shares eligible for sale could adversely affect the price of our common shares and Global Depositary Shares.

The market prices of our common shares and GDS could decline as a result of sales by our existing shareholders of common shares or GDSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The GDSs are freely transferable under US securities laws, including shares sold to our affiliates. Cresud, which as of November 30, 2007, owned approximately 34.4% of our common shares (or approximately 199,312,028 common shares which may be exchanged for an aggregate of 19,931,202 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and the GDS.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There is less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires than information publicly available about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

We are exempted from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempted from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S. limiting their recovery of any foreign judgment.

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them, in United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt as to whether the Argentine courts will enforce to the same extent and in as timely a manner as a US or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. holders of our equity securities would suffer negative consequences.

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2007, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, U.S. holders of our equity securities will be subject to certain United States federal income tax rules that have negative consequences for U.S. holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our equity securities at a gain, as well as additional reporting requirements. See “Taxation – Certain United States Federal Income Tax Consequences – Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the US securities markets or markets in some other jurisdictions. In addition, rules and policies against self–dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and GDSs at a potential disadvantage.

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a US company.

Holders of common shares may determine to not pay any dividends.

In accordance with Argentine corporate law we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our ability to pay dividends is limited by law, by our by-laws and by certain restrictive covenants in our debt instruments.

In accordance with Argentine corporate law, we may pay dividends in Pesos only out of retained earnings, if any, to the extent set forth in our audited financial statements prepared in accordance with Argentine GAAP. In addition, our ability to pay dividends on our common shares is limited by certain restrictive covenants in our debt instruments.

On February 2, 2007, we issued our 8.5% notes due 2017 in an aggregate principal amount of US$150.0 million. These bonds contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

50% of our cumulative consolidated net income; or

75% of our cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 3.0 to 1; or

100% of cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 4.0 to 1; or

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our equity capital or to the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due 2017, or (b) any issuance and sale subsequent to the issuance of our notes due 2017, of our indebtedness, or of the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock.

As a result, we cannot give you any assurance that in the future we will pay any dividends in respect of our common shares.

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

Since 1996, we have, through our subsidiary APSA, expanded our real estate activities into the shopping center segment by acquiring controlling interests in ten shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto Noa, Abasto Shopping, Patio Bullrich, Mendoza Plaza Shopping, Alto Rosario and Córdoba Shopping Villa Cabrera. Since 1996, we also entered into the residential real estate market through the development and construction of multi-tower apartment complexes in the City of Buenos Aires and through the development of private residential communities in greater Buenos Aires.

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche and the Inter-Continental Hotel in the City of Buenos Aires. In 1998, we also acquired the Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest to an affiliate of Sheraton Hotels.

In 2002, we issued US$100.0 million of convertible notes due November 2007, accruing a 8% per annum interest rate, payable on a semi-annual basis. A warrant is attached to each convertible note and grants its holder an option to acquire additional shares. As of today, there are no outstanding convertible notes and warrants. As a result of the conversions and exercises our outstanding capital stock increased to 578,676,460.

During the 2004 fiscal year we increased our ownership interest in Banco Hipotecario, reflecting the intention to maintain the participation in Banco Hipotecario as a long-term investment.

During the 2005 fiscal year we increased our ownership interest in Mendoza Plaza Shopping S.A. from 68.8% to 85.4% through our subsidiary Alto Palermo. We also opened Alto Rosario Shopping.

The excellent prospects of the offices business had pushed us to make an important investment in this segment by acquiring Bouchard 710 on fiscal year 2005, covering 15,014 square meters of rentable premium surface.

In the 2007 fiscal year, we consolidated our cash generating rental businesses, consummating various significant acquisitions in the shopping center and office building business segments.

We purchased Edificio Bouchard Plaza, also known as Edificio La Nación, a 23-floor AAA office building with a total leaseable area of 33,324 sqm., located in downtown Buenos Aires. We also purchased Edificio Dock del Plata which has a gross leaseable area of 7,921 sqm located in the exclusive area of Puerto Madero. With these new purchases, our premium office leaseable area has increased above 70%, raising our share in this market segment close to 20%. In addition, we suscribed a purchase option for Edificio República, one of the most emblematic buildings in the City, designed by architect César Pelli. This building has 20 floors and 19,800 sqm. of gross leaseable area of class AAA offices. We also launched the development of an office building at Dock IV of Puerto Madero, which will have approximately 11,000 sqm. of leasable surface.

In December 2006, we started to operate our tenth shopping center. Located in the neighborhood of Villa Cabrera in the city of Cordoba, Cordoba Shopping has a 35,000 sqm. total area, 106 stores, 12 cinema screens and a parking lot for 1,500 vehicles. Moreover, through its subsidiaries, we have started construction works in a shopping center in the neighborhood of Saavedra, City of Buenos Aires, in the intersection of the Panamericana Highway and General Paz Avenue.

In order to finance the investments and developments detailed above, in February 2007 we issued 8.5% US$150 million ten-year notes. Bids were received for up to 350% the offer price, showing the investor’s community strong support to the Company’s business plan. In addition, in May 2007 APSA issued 7.875% US$120 million ten year notes and 11% Ps.154 million five year notes.

Capital Expenditures

2007 Fiscal Year. During the fiscal year ended June 30, 2007, we had capital expenditures of Ps.419.4 million. We made investments in fixed assets of Ps.410.1 million primarily in the acquisition of Bouchard 551 for Ps.243.2 million, Ps.96.4 million thorough Alto Palermo primarily for the improvement of Shopping Centers and Ps.57.1 million in the Hotel Segment, primarily in Llao Llao for Ps.49.4 million. We also invested Ps.9.3 million in undeveloped plots of land.

2006 Fiscal Year. During the fiscal year ended June 30, 2006, we had capital expenditures of Ps.116.2 million. We made investments in fixed assets of Ps.54.1 million primarily in shopping centers totaling Ps.33.6 million and in Hotel segment of Ps.20.1 million.

2005 Fiscal Year. During the fiscal year ended June 30, 2005, we had capital expenditures of Ps.80.0 million. We made investments in fixed assets of Ps.79.3 million, primarily in shopping centers totaling Ps.50.9 million and in the acquisition of Bouchard 710 for Ps.20.4 million. We also invested Ps.0.7 million in undeveloped plots of land.

Recent Developments

Agreement with Cyrela Brazil Realty. On August 14, 2007, we signed an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Participações (“Cyrela”) pursuant to which we and Cyrela propose to develop residential projects in Argentina targeted to diverse market segments. We and Cyrela formed a new company, Cyrsa S.A., to carry out the proposed development projects, and have each agreed to make an initial investment of US$30 million in such company. Cyrela is a public company in Brazil and is one of the largest developers of residential real estate in the cities of Sao Paulo and Rio de Janeiro. We and our principal shareholder Cresud have a long-standing commercial relationship with Cyrela as reflected by our substantial investment in Brazil Realty S.A. from 1994 to 2002 and Cresud’s recent investment in BrasilAgro, a company focused on agricultural opportunities in Brazil that was founded by, among others, Cresud and another company owned by Mr. Elie Horn, Cyrela’s controlling shareholder and current chief executive officer.

Cyrsa is currently developing a parcel of land in Vicente Lopez, province of Buenos Aires.

Acquisition of BankBoston Tower. On August 27, 2007, we signed a deed that entitles us to an undivided 50% ownership interest in an office building known as the BankBoston Tower, located at 265 Carlos Maria Della Paolera in the City of Buenos Aires. This modern property was designed by the recognized Architect Cesar Pelli and has a gross leasable area of 31,670 square meters. The transaction was consummated for an aggregate purchase price of US$108 million (including taxes), of which we paid US$54 million.

Torres Renoir, Dock III. On September 7, 2004, we entered into a barter and option agreement with DYPSA under which we (i) exchanged an undeveloped parcel of land which forms part of our property, Dock III (identified as plot 1c) for the future delivery of residential units, parking lots and storage spaces representing an aggregate of 28.5% of the housing area of a 37-storey building to be constructed by DYPSA on plot 1c within 36 months or less and (ii) granted an option to DYPSA to acquire an undeveloped plot of land of Dique III (identified as plot 1e) of its property within 548 days or less from the date of signing the deed of conveyance for plot 1c and subject to the completion of certain work-in-progress in the 37-storey building. As a result, we signed the deed of conveyance of plot 1c at a price of US$8.0 million and the option for plot 1e at US$10.8 million in November 2004. As guarantee for the first transaction, DYPSA set up a first degree mortgage on plot 1c in our favor for the total value of the property. In May 2006, DYPSA exercised the option to acquire plot 1e and both parties increased their valuation of the barter agreement to US$ 13.5 million. As consideration for plot 1e, DYPSA would deliver housing units, individual storage spaces and parking lots representing an aggregate 31.5% of the housing area of a 40-storey building to be constructed by DYPSA on plot 1e within 36 months or less. As guarantee for this transaction, DYPSA set up a first degree mortgage on plot 1e in our favor for the original value of the respective transaction. On November 2, 2007, we and the developer decided to replace the barter agreement for plot 1e for a payment of US$18.2 million, US$4.6 million of which were paid on that date and the balance of which will be paid to us over the next six months. The income resulting from this transaction amounts to approximately US$4.7 million.

Solares de Santa María, City of Buenos Aires (ex Santa María del Plata).

Background

In 1997, we acquired the property which the National Executive Branch declared would be used as the athletic residences for the Olympic Games if Buenos Aires was selected to host the Olympic Games (former Boca Juniors Football Club sports town), currently owned by our subsidiary Solares de Santa María S.A. Since purchasing the property, we have sought approval for a mixed use development project (hereinafter the Project) to be built in the lot, including filing the dossier and meeting all the requirements set forth in the Rule passed by the Legislative Branch of the City of Buenos Aires in 1992 (Ordinance 45,665/92). This rule passed by the City Council of the City of Buenos Aires provides general urban standards in relation to the development of a lot and requires that the site design be submitted to the approval of the Urban Planning Council (Consejo de Planificación Urbana—COPUA) (Executive Branch).

The Project met the requirements under the Rule and was recently approved under Decree 1584/2007, issued by the Executive Branch of the Government of the City of Buenos Aires. Under the Planning Code 50% of the Lot shall be donated for public use and convenience, (357,975m2) inside which a common, nautical and recreation areas, roads, pedestrian lanes and so forth will be found.

Evolution of Approval Instances

Since commencing the Project, we have made various changes and filed an application for final approval, in response to changes in the building regulations and the interpretation of other legal requirements by the various authorities in office since commencing the Project. We have been dealing with a different of authorities and regulatory bodies in order to obtain the final authorization of the Project. For example:

•

In 2000, we filed a Master Plan for Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office, who takes part in the process to grant final approve of the Project.

•

In 2002, by Decree 405/02, the government issued a notice of public hearing to be held in June 2002, which was carried out with presence of several professional and private entities and assessed by all Competent Agencies.

•	In June 2003, we prepared an environmental impact statement in accordance with Resolution 1004- SSEPyDU-03.
•	On August 12, 2003, we filed a plan to amend the Project in response to the recommendations made by the public hearing.
•	In December 2005, the Hydraulic General Bureau gave its consent to the project.
•	In July 2006, COPUA made some recommendations in relation to the project.
•	On December 13, 2006, we filed an amendment to the Project to adjust it to the recommendations made by COPUA, that included the following:

1.	The project met the Guidelines of the Environmental Urban Plan

2.	The project was comprised within the proposals for the strategic development of the City’s Southern Area.

3.	A perimetrical pedestrian lane was designed along the entire site on the Río de la Plata bank.

4.	Maximum integration with the city was planned, continuing with the surrounding urban landscape, designing a shore park on Río de la Plata bank and providing vehicle access to the avenues surrounding the site.

5.	Donation of 50% of the Lot to the GCBA was proposed for Public Use and Convenience, which is the maximum amount set forth in the Planning Code.

6.	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

•

On March 29, 2007, COPUAM, an advisory body of government composed of advisors from the legislative and executive branches) released the 145-COPUAM-07 REPORT, in which it states that it has no objections in relation to the Project and requested the General Treasury issue a decision concerning the ruling scope proposed.

•	In May 2007, the Traffic Undersecretary took part at the request of the General Treasury, requesting a new traffic study for the area.
•

In July and November 2007, the General Treasury carried out a comprehensive studies of the urban proposal and bill of Decree submitted for consideration, stating that there is no legal challenge the Bill of Decree.

•

Prior to its enactment, the Decree was reviewed and approved by the Minister of Planning and Public Works, the Traffic and Transport Undersecretary, the Treasury Department and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works.

•

Having complied with all legal and technical requirements during the last 11 years since dossier was prepared and during 15 years, from the date when the general ruling on the site was passed by the Town Council, the Chief of Government of the City passed Decree No 1584/07 on November 9, 2007, which provides with the required approval for the Project.

•	On December 1, 2007, Decree No 1584 was published in the Official Gazette No.2815, fulfilling all legal rules in force.

Next steps

Notwithstanding the issuance of Decree No. 1584/07, other matters concerning operation and implementation of the Project, under the different sectors of urban agencies of the City of Buenos Aires, are still pending.

We have also learned that the Decree has been judicially challenged on formal and procedural grounds. At the time of this report, we have not been duly notified about any decision issued by the authorities concerning said objections.

In that sense, and if appropriate, we will eventually evaluate what measures to take in order to protect the acquired rights.

Patio Olmos Building. On September 25, 2007 we signed the transfer deed to purchase the real estate in which the Patio Olmos commercial center is currently operating from the Government of the Province of Córdoba. We also signed the transfer deed to purchase the related concession contract relating to the use the property. The balance of Ps. 22.7 million for the property and the concession was also paid on this date.

Neuquén Project. On September 20, 2007 the Municipality of Neuquén declared the urban project and environmental impact study are feasible. Shopping Neuquén S.A. has 150 days to submit the work plans from the date of the declaration. See “—Legal Proceedings—Legal issues with the City Hall of Neuquén.”

Torres Rosario, City of Rosario. We own a plot of land spanning a surface of approximately 50,000 square meters in the City of Rosario in the same place where our local Shopping Center, Alto Rosario, is located.

On October 11, 2007, we entered into a barter agreement with Condominios del Alto S.A. whereby Condominios del Alto S.A. proposed to acquire plot G, located in the City of Rosario, Province of Santa Fe, Argentina, which belongs to us, for the construction at its own expense and under its own responsibility of a housing building. As consideration for the barter over the plot, Condominios de Alto S.A. agreed to deliver: (i) fifteen housing units, with an own constructed surface of 1,504.45 square meters, which will represent upon completion in aggregate 14.85% of the area of housing units to be build in Plot G (ii) fifteen garages, which will represent upon completion in aggregate 15% of the area of garage units to be build in the same building.

As additional consideration in our favor, Condominios del Alto S.A. will pay us US$15,300 and guarantee its obligations: (i) Condominios del Alto S.A. granted a first degree mortgage in our favor on plot G in the amount of US$1,100,000; (ii) established a security insurance of which we will be assigner of the insured amount of US$1,600,000, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$800,000.

Finally, we granted to Condominios del Alto S.A. an option to enter into a barter agreement in relation to Plot 2h, close to the transferred plot G.

National Congress enacted the Law No. 26,313

Recently enacted Law No. 26,313, established mandatory restructuring of certain mortgage loans granted by the former Banco Hipotecario Nacional prior to April 1, 1991. Neither the Ministry of Economy nor the Central Bank have issued corresponding regulations explaining the application of the law as yet. Our interpretation is that this law only applies to non-performing mortgage loans granted before April 1, 1991, which are restructured convertibility period. However, it is possible that the regulations will provide for the restructuring of all mortgage loans granted prior to April 1, 1991, including performing loans.

Incorporation of Financel. On September 25, 2007, we formed a new company, Financel Communications S.A. (“Financel”), with our partner Prisma Investments S.A. with ownership of 80% and 20%, respectively. Financel’s purpose is to create innovative solutions for collections and payments in Argentina through the use of mobile telephony. Financel, together with CTI Móvil and Tarshop, have set-up “Compra Móvil,” the first shopping system for mobile telephones in Argentina which we believe will allow CTI customers to expand their options in an easy and secure way for payments of consumer purchases through the use of their mobile telephones.

Exercise of our Warrants and Conversion of Convertible Notes. On September 30, 2007, Cresud exercised 20.5 million warrants to acquire an additional 37.6 million of our common shares for a total cost of US$24.6 million. Additionally, on October 25, 2007, Cresud exercised 12.5 million warrants to acquire an additional 22.9 million of our common shares for a total cost of US$ 15.0 million. On September 25, 2007, Cresud converted US$ 12.0 million of our convertible notes into 22.0 million of our common shares. After this exercise of warrants and conversion of convertible notes, Cresud has no outstanding warrants or convertible notes of our Company. The term for the exercise of our outstanding warrants and the conversion of our outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Throughout the conversion and exercise periods, holders of our warrants and convertible notes exercised an aggregate of 99,896,806 warrants and converted an aggregate of 99,942,343 convertible notes, respectively, increasing our capital stock to 578,676,460 issued and outstanding shares. As of the date of this annual report, there are no outstanding warrants or convertible notes to acquire our shares. As a result of these exercises and conversions, Cresud’s investment in our common shares increased from 25% on June 30, 2007 to 34.4% on November 16, 2007.

Prepayment of our Outstanding Indebtedness. On October 21, 2007 we notified the holders of our secured floating rate notes due November 2009 and the lenders under our US$51 million syndicated bank loan agreement of our intention to redeem such notes and repay such loans in full, together with interest accrued to the redemption and repayment date, as applicable. On October 29, 2007 we prepaid US$ 24.3 million of principal and US$0.35 million of accrued interest under the notes, and US$14.95 million of principal and US$0.21 million of accrued interest under the loans.

Capital increase. On our shareholders’ meeting held on October 10, 2007, our shareholders approved a capital increase by a nominal amount of up to Ps.280,000,000, through the issuance of up to 280,000,000 of new common shares, par value Ps.1.00 each. On September 25, 2007, we filed a Registration Statement with the SEC. As of the date of this Form 20-F, the final terms of this rights offering are pending of approval and we cannot give any assurance in relation to the proposed timing of the offering about the issue date of the new common shares.

B. Business Overview

Operations and principal activities

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•	the acquisition, development and operation of shopping centers,

•	the origination and securitization of credit card loans,

•	the acquisition and development of residential properties and undeveloped land reserves for future development and sale,

•	the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, and

•	the acquisition and operation of luxury hotels.

As of June 30, 2007, we had total assets of Ps.4,144.9 million and shareholders’ equity of Ps.1,646.7 million. Our net income for the fiscal years ended June 30, 2005, 2006, and 2007 was Ps.103.2 million, Ps.96.6 million, Ps.107.1 million, respectively. We are the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

Consolidated Revenues by Geographic Area

	Revenues for fiscal years ended June 30, (1) (2)
	2005	2006	2007
	(in thousands of Pesos)
Offices and other non-shopping center leased properties:
The City of Buenos Aires	19,402	29,918	55,032
Buenos Aires Province	29	647	651
Shopping Centers and credit card operations:
The City of Buenos Aires	192,400	281,119	407,294
Buenos Aires Province	19,149	25,151	31,249
Salta Province	3,829	5,243	6,635
Santa Fe Province	5,497	11,823	15,464
Mendoza Province	9,212	14,636	18,779
Córdoba Province	—	—	3,810
Sales and Developments:
The City of Buenos Aires	27,278	99,949	74,536
Buenos Aires Province	5,033	3,942	1,124
Córdoba Province	—	75	91

	Revenues for fiscal years ended June 30, (1) (2)
	2005	2006	2007
	(in thousands of Pesos)
Hotels:
The City of Buenos Aires	53,784	64,607	74,601
Rio Negro Province	33,336	39,156	48,080
Mendoza Province	—	—	—
Total The City of Buenos Aires	292,864	475,593	611,463
Total Buenos Aires Province	24,211	29,740	33,024
Total Rio Negro Province	33,336	39,156	48,080
Total Santa Fe Province	5,497	11,823	15,464
Total Salta Province	3,829	5,243	6,635
Total Córdoba Province	—	75	3,901
Total Mendoza Province	9,212	14,636	18,779
Total	368,949	576,266	737,346

(1)	Shopping centers do not include income for sales and developments.

(2)	Revenues do not includes our income from “Financial operations and others” segment.

Shopping Centers. We are engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo. Alto Palermo operates and owns majority interests in ten shopping centers, six of which are located in the Buenos Aires metropolitan area, and the other four of which are located in the Provinces of Mendoza, Rosario, Córdoba and Salta. Our Shopping Center segment had assets of Ps.1,375.2 million as of June 30, 2007, representing 33.2% of our consolidated assets at such date, and generated operating income of Ps.124.8 million during our 2007 fiscal year, representing 62.9% of our consolidated operating income for such year.

Credit Cards. We operate a credit card consumer finance business through our majority-owned subsidiary, Tarshop. Our credit card operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card activities through securitization of the receivables underlying the accounts we originate. Our revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for processing and printing cardholders’ account statements. Our Credit Card segment had assets of Ps.158.4 million as of June 30, 2007, representing 3.8% of our consolidated assets at such date, and generated operating income of Ps.32.6 million during our 2007 fiscal year, representing 16.4% of our consolidated operating income for such year.

Residential Properties. The acquisition and development of residential apartment complexes and residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. In residential communities, we acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. Our Development and Sale of Properties segment had assets of Ps.539.3 million as of June 30, 2007, representing 13.0% of our consolidated assets at such date, and generated operating income of Ps.6.2 million during our 2007 fiscal year, representing 3.1% of our consolidated operating income for such year.

Office Buildings. In December 1994, we launched our office rental business by acquiring three prime office towers in Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020. As of June 30, 2007, we, directly and indirectly, owned interests in 24 offices and other non-shopping center leased properties in Argentina that in the aggregate represented 234,320 square meters of gross leasable area. Our Offices and Other Non-Shopping Center leased properties segment had assets of Ps.700.0 million as of June 30, 2007, representing 16.9% of our consolidated assets at such date, and generated operating income of Ps.19.6 million during our 2007 fiscal year, representing 9.9% of our consolidated operating income for such year.

Hotels. In 1997, we acquired the Hotel Llao Llao and an indirect controlling interest in the Hotel Intercontinental in Buenos Aires. In March 1998, we acquired the Hotel Sheraton Libertador in Buenos Aires. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. Our Hotels segment, which consists of these three hotels, had assets of Ps.208.4 million as of June 30, 2007, representing 5.0% of our consolidated assets at such date, and generated income of Ps.14.7 million during our 2007 fiscal year, representing 7.4% of our consolidated operating income for such year.

Banco Hipotecario. We currently own 11.8% of Banco Hipotecario, Argentina’s leading mortgage lender in terms of outstanding mortgage loans. We acquired 2.9% of Banco Hipotecario for Ps.30.2 million when it was privatized in 1999. During 2003 and 2004, we increased our investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, we sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, one of our controlling shareholders, for Ps.6.0 million, generating a loss of Ps.1.6 million. Our 11.8% investment in Banco Hipotecario is held in the form of Class D shares, which are currently entitled to three votes per share, affording us the right to vote approximately 18.36% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2007, our investment in Banco Hipotecario represented 7.3% of our consolidated assets, and during our fiscal years ended June 30, 2005, 2006 and 2007, this investment generated gains of Ps.55.2 million, Ps.47.0 million and Ps.41.4 million, respectively.

Business Strategy

We seek to take advantage of our position as a leading company in Argentina dedicated to owning, developing and managing real estate. Our business strategy seeks to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by selectively acquiring strategically located properties by taking advantage of development opportunities, and (iii) enhance the margins of our sales and developments segment through timely transformation of our land reserves into developed residential and commercial properties.

Shopping centers. In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit. We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, (i) a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and (ii) a level of shopping center penetration that we consider low compared to many developed countries. We seek to improve our leading position in the shopping center industry in Argentina by taking advantage of economies of scale to improve the operating margins of our diversified portfolio of existing shopping centers and by developing new properties at strategic locations in Buenos Aires and other important urban areas, including in Argentine provinces and elsewhere in Latin America. The shopping center business is at present the strongest source of cash generation of our business segments.

Credit cards. We believe that our credit card operations complement our shopping center business and offer attractive prospects for long-term growth due to improved macroeconomic conditions and an expansion in consumer credit. We seek to grow our credit card business and intend to maintain low levels of credit exposure through continuing securitization of our credit card loans. From time to time we consider strategic alternatives with respect to our investment in Tarshop which, due to its recent growth in size and profitability, competes increasingly with domestic and international banks and credit card companies that are substantially larger than Tarshop. As a result, we are considering alternatives to maximize the value of our investment in Tarshop including its possible merger with, or sale to, another financial institution actively engaged in the Argentine credit card industry. Although we are actively considering a range of such strategic alternatives, we cannot give you any assurance if or when any of them will be in fact be implemented.

Residential property. During the economic crisis in Argentina in 2001 and 2002 and its aftermath, a scarcity of mortgage financing restrained growth in middle class home purchases. As a result, we decided to focus on projects for affluent individuals who do not need to finance their home purchases. We believe that there are attractive opportunities in the residential segment, as construction costs have remained low and property values have recovered significantly. We seek to take advantage of this opportunity, as well as of improvements in highway and other transportation infrastructure in and around Buenos Aires, by focusing on the development of residential properties for medium- and high-income individuals. In urban areas, we seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. We recently entered into a partnership with Cyrela Brazil Realty S.A. Empreendimentos e Participações, a leading Brazilian developer of residential real estate, to develop residential real estate projects in Argentina and to increase our presence in such business. In suburban areas, we seek to develop residential communities by acquiring undeveloped properties with convenient access to Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units.

Office buildings. During the Argentine economic crisis in 2001 and 2002, little new investment was made in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for desirable office space in Buenos Aires. We seek to purchase, develop and operate premium office buildings in strategically-located business districts in the City of Buenos Aires and other locations that we believe offer potential for rental income and long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings and will consider opportunities to acquire existing properties or construct new buildings depending on the location and circumstances.

Hotels. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. We seek to continue our strategy of investing in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation. We currently intend to renovate and expand Hotel Llao Llao and to remodel the Hotel Sheraton Libertador.

Banco Hipotecario. We believe that our investment in Banco Hipotecario has attractive prospects for long-term appreciation. After the 2002 economic crisis in Argentina mortgage loan originations have increased, and we believe they are likely to continue to increase as salaries, consumer purchasing power and investments in residential construction grow. We believe that, unlike certain other countries in Latin America, Argentina has a low level of mortgages outstanding, particularly if measured in terms of GDP and believe that Banco Hipotecario is currently valued at a level that is attractive compared to most other Argentine listed banks. Finally, we believe that the mortgage origination business and our real estate development business (which we expect to be bolstered through our recent partnership with Cyrela mentioned above) may potentially experience synergies that enhance operational efficiencies and cross selling opportunities that may promote the development of our undeveloped land reserves.

Land reserves. We continuously seek to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In all cases, our intention is to purchase land with significant development or appreciation potential for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

International. In the past, we have made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. Although we cannot assure you that we will make further investments outside of Argentina, we believe that Brazil and certain other Latin American countries offer certain interesting real estate opportunities. We expect to continue to evaluate actively such regional opportunities as they arise.

Shopping Centers

Overview

We are engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo. As of June 30, 2007, Alto Palermo operated and owned majority interests in ten shopping centers, five of which are located in the City of Buenos Aires, one of which is located in the greater Buenos Aires metropolitan area and the remaining are located in the interior Argentine cities of Salta, Rosario, Mendoza and Córdoba.

As of September 30, 2007, we owned approximately 62.5% of Alto Palermo, and Parque Arauco S.A. (“Parque Arauco”) owned 29.6%. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of September 30, 2007, we owned US$31.7 million of Alto Palermo’s convertible notes due 2014. If we and all other holders of such convertible Notes were to exercise our option to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 65.6% of its fully diluted capital.

At June 30, 2007, Alto Palermo’s shopping centers comprised a total of 224,138 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants and the surface area of the Panamerican Mall that includes several projects one of which is the construction of a shopping center). For the year ended June 30, 2007, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 97.0%.

In December 2006, Alto Palermo acquired a 100% of Empalme S.A. which owns Córdoba Shopping, a shopping center covering 35,000 square meters of surface area, having 160 commercial stores, 12 movie theatres and parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of Córdoba City.

As a result of our acquisition of several shopping centers and a corporate reorganization of Alto Palermo, we recently centralized management of our shopping centers in Alto Palermo. Alto Palermo is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our shopping centers.

	Date of Acquisition	Leaseable Area sqm(1)	Alto Palermo’s Effective Interest(3)	Occupancy Rate(2)	Annual Rental Income for the fiscal years(4)			Book Value (in thousands Ps.)(5)
					2005	2006	2007
					(in thousands Ps.)
Shopping Centers(6)
Alto Palermo	12/23/97	18,210	100.0%	99.6%	37,889	47,730	57,345	175,517
Abasto de Buenos Aires	07/17/94	39,683	100.0%	97.0%	34,583	44,739	56,380	187,436
Alto Avellaneda	12/23/97	27,336	100.0%	95.0%	19,149	25,151	31,249	89,664
Paseo Alcorta	06/06/97	14,403	100.0%	99.0%	19,734	24,562	31,241	64,432
Patio Bullrich	10/01/98	10,978	100.0%	100.0%	17,819	21,425	25,368	103,137
Alto NOA Shopping	03/29/95	18,831	100.0%	100.0%	3,829	5,243	6,635	27,040
Buenos Aires Design	11/18/97	13,988	53.7%	100.0%	7,082	8,619	10,359	16,082
Alto Rosario	11/09/04	30,261	100.0%	93.4%	5,497	11,823	15,464	84,145
Mendoza Plaza Shopping	12/02/04	39,392	85.4%	95.9%	9,212	14,636	18,779	89,004
Córdoba Shopping Villa Cabrera	12/31/06	11,056	100.0%	99.0%	N/A	N/A	3,810	75,508
Panamerican Mall S.A.(11)	12/01/06	28,741	80.0%	N/A	N/A	N/A	N/A	167,606
Fibesa and others(7)	N/A	N/A	100.0%	N/A	10,735	11,075	13,636	N/A
Income from Tarjeta Shopping	N/A	N/A	80.0%	N/A	64,558	122,969	212,965	N/A
Neuquén(8)	07/06/99	N/A	94.6%	N/A	N/A	N/A	N/A	12,302
Total(7)		252,879	N/A	97.0%	230,087	337,972	483,231	1,091,873

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.

(2)	Calculated dividing occupied square meters by leaseable area.

(3)	Effective participation of Alto Palermo in each business unit. We have a 62.48% in Alto Palermo.

(4)	Represents the total consolidated leases according to the RT21 method.

(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.

(6)	Owned through our subsidiary Alto Palermo.

(7)	Includes revenues from Fibesa S.A.

(8)	Parcel of land for developing a shopping center.

(9)	The project includes the construction of a shopping center, a hypermarket, a movie theater complex and an office and/or dwelling building.

(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the consolidated financial statements. Includes profits for the Tarshop credit card.

(11)	Meters represent only the land surface.

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the periods shown.

	Fiscal Year Ended June 30,(1)
	2005	2006	2007
	Ps.	Ps.	Ps.
Abasto	333,216,597	453,871,445	573,814,588
Alto Palermo	362,089,242	436,244,953	502,220,444
Alto Avellaneda	259,630,930	308,900,404	418,349,117
Paseo Alcorta	212,617,732	264,060,375	321,948,304
Patio Bullrich	170,679,604	195,877,528	226,200,714
Alto Noa	75,648,232	104,529,187	130,318,508
Buenos Aires Design	73,906,709	91,921,046	110,722,931
Mendoza Plaza	159,206,234	275,864,008	337,757,597
Alto Rosario	50,895,239	143,806,266	204,430,069

Total retail sales(2)	1,697,890,519	2,275,075,212	2,825,762,272

Lease expirations as of June 30,	Number of leases expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases(1)	Percentage of Total Base Rent Under Expiring Leases
		(square meters)	(%)	(Ps.)	(%)
2008(2)	703	134,815	63%	49,763,778	28%
2009	277	35,413	17%	66,336,108	38%
2010	96	17,564	8%	41,939,740	24%
2011	25	25,290	12%	17,961,963	10%

Total	1,101	213,082	100%	176,001,589	100%

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

Lease Expirations

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2007, assuming that none of the tenants exercise renewal options or terminate their lease early.

(1)	Includes only the basic rental income amount. Does not give effect to our ownership interest.

(2)	Includes stores which contracts have not been renewed yet and vacant stores at June 30, 2007.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2005, 2006 and 2007:

	Occupancy Percentage
	Fiscal year ended June 30,
	2005	2006	2007
	(%)	(%)	(%)
Abasto de Buenos Aires	100.0	99.9	97.0
Alto Palermo Shopping	100.0	100.0	99.6
Alto Avellaneda	99.1	96.6	95.0
Paseo Alcorta	99.7	99.2	99.0
Patio Bullrich	98.6	100.0	100.0
Alto Noa	99.5	100.0	100.0
Buenos Aires Design	96.8	100.0	100.0
Alto Rosario	98.0	100.0	93.4
Mendoza Plaza Shopping	95.5	97.8	95.9
Córdoba Shopping Villa Cabrera	N/A	N/A	99.0
Average occupancy rate	98.4	99.1	97.0

Rental Price

The following table shows the annual/period average income per square meter for the fiscal years ended June 30, 2004, 2005, 2006 and 2007:

	Fiscal Year Ended June 30,(1)
	2005	2006	2007
	(in Ps. per square meter)
Abasto	779.7	1,021.5	1,273.2
Alto Palermo	1,926.2	2,432.2	2,925.0
Alto Avellaneda	678.0	899.7	1,099.8
Buenos Aires Design	399.9	501.4	633.7
Paseo Alcorta	1,295.5	1,628.7	2,074.2
Patio Bullrich	1,455.0	1,791.6	2,051.1
Alto Noa	193.1	280.0	343.9
Alto Rosario	274.1	376.0	484.2
Mendoza Plaza	203.2	353.8	455.6

(1)	Annual / six month rental price per gross leasable square meter reflects the sum of base rent, percentage rent, stands and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Principal Terms of our Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Our lease agreements are generally denominated in Pesos.

Leasable space in our shopping centers is marketed through an exclusive arrangement with our real estate broker Fibesa S.A. We have a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

We charge our tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Risk Factors—Risks Related to Our Business” for a more detailed discussion.

In addition to rent, we charge most of our tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without our consent.

We are responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. We also provide the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. We determine this percentage based on the tenant’s gross leasable area and the location of its store. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to increase attendance to our shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. We may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues for our fiscal years ended June 30, 2005, 2006 and 2007.

	Fiscal Year ended June 30,
	2005	2006	2007
	(in Pesos)
Fixed monthly minimum rent	78,701,727	104,548,288	129,594,156
Variable rent dependent on sales	29,421,020	40,896,378	51,872,357
Stand and kiosk rentals	14,650,061	17,711,770	21,303,064
Admission fees	19,068,915	26,254,296	34,477,499
Various	16,286,582	17,035,196	23,012,445
Parking	7,349,610	8,523,290	9,872,453

Total rent and services	165,477,915	214,969,218	270,131,974
Tarjeta Shopping revenues	64,557,977	122,968,616	212,965,332
Other revenues from other segments	51,219	0	133,848
Total shopping center revenues	230,087,111	337,971,664	483,231,154

Description of Each Shopping Center

Set forth below is information regarding our principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 150-store shopping center that opened in 1990 and is located in the well known and densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 64,574 square meters that consists of 18,210 square meters of gross leasable area. The shopping center has a food court with 21 restaurants. Alto Palermo Shopping is spread out over four levels and has a 647 car-parking lot. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps.2,298 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Zara, Frávega, Garbarino, Just For Sport and Musimundo. Alto Palermo Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 15.4% of its gross leasable area at June 30, 2007 and approximately 9.6% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 145-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of Buenos Aires. Alto Avellaneda has a total constructed area of 97,655 square meters that includes 27,336 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 16-restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps.1,275 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Frávega, Rodo, Bingo, Garbarino and Compumundo. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.4% of its gross leasable area at June 30, 2007 and approximately 12.4% of its annual base rent for the fiscal year ended on such date

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 113-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 54,728 square meters that consists of 14,403 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17 restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps.1,863 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Zara, Frávega, Musimundo, Kartun and Etiqueta Negra. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.3% of Paseo Alcorta’s gross leasable area at June 30, 2007 and approximately 9.3% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Shopping is a 171-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 115,905 square meter shopping center, with approximately 39,683 square meters of gross leasable area. Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with 24 restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto,” a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.1,205 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Zara, Hoyts Cinemas, Frávega, Hiper Rodo and Garbarino. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 11.3% of the annual base rent for the fiscal year ended on June 30, 2007.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 83-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 28,211 square meters that consists of 10,978 square meters of gross leasable area. The four-story shopping center includes a 14 restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 212 spaces. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.1,717 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Etiqueta Negra, Rapsodia, Christian Dior, Casa López and Rouge International. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 14.9% of Patio Bullrich’s gross leasable area at June 30, 2007, and approximately 9.4% of its annual base rent for the fiscal year ended on such date.

Alto Noa, Salta, Province of Salta. Alto Noa is an 84 store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 41,700 square meters of total constructed area that consists of 18,831 square meters of gross leasable area and includes a 13-restaurant food court, a large entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.577 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Supermercado Norte, Frávega, Garbarino, Y.P.F. and Slots. Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 32.8% of Alto Noa’s gross leasable area at June 30, 2007, and approximately 8.0% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 61-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 54% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 31,645 square meters that consists of 13,988 square meters of gross leasable area. The shopping center has 6 restaurants, is divided into two floors and has a 174-car parking lot. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.1,660 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Morph, Barugel Azulay, Garbarino, Hard Rock Café and Prima Fila. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 29.5% of Buenos Aires Design’s gross leasable area and 17.6% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 146 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 105,809 square meters of fully covered surface, and 30,261 square meters of gross leasable area. This center is primarily devoted to clothing and entertainment and includes a food patio with 18 stores, a childrens’ entertainment area, a 14-cinema complex and parking lot for almost 1,736 vehicles. Tenants in this shopping center generated average monthly sales of approximately Ps.563 per square meter, for fiscal year ended June 30, 2007. Principal tenants are Frávega, Sport 78, McDonald’s, Compumundo and Red Megatone. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 6.5% of Alto Rosario’s gross leasable area and 6.9% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 148-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 39,392 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court, with 23 stores, an entertainment center and a supermarket which is also a tenant. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.715 per square meter for the fiscal year 2007. During the year 2005 a 68.8% interest was acquired to Pérez Cuesta, increasing up to 85.4%. Principal tenants currently include Falabella, Super Plaza Vea, Frávega, Garbarino and Red Megatone. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33.7% of Mendoza Plaza’s gross leasable area at June 30, 2007, and approximately 22.3% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, Córdoba. Córdoba Shopping is a 106 shops commercial center located in Villa Cabrera, Province of Córdoba. It covers 11,056 square meters of gross locative area. The Córdoba Shopping has a movie theatre complex with 12 units and approximately 6,929 square meters, a food patio and an entertainment area. Tenants in this shopping center generated estimated average monthly sales of approximately Ps.115 per square meter for the fiscal year 2007. Principal lessees are New Sport, Musimundo, Dexter, McDonald’s and Plenty.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a part of the Patio Olmos shopping center, which operates in four commercial plants and two underground parking lots. This shopping center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts. The building is under a concession contract, effective for a 40-year term expiring in February 2032, in which we act as grantor. Such contract establishes a monthly payment which is increased by Ps.2,513 every 47 months. As of the date of this annual report (i) the concession is in its 181st month with a monthly payment of Ps.10,052, being the next monthly increase in the 186th month to Ps.12,565, and (ii) the transfer deed document is not yet effective. Our offer bid was for Ps.32.5 million, of which Ps.9.7 million was paid on the awarding of the building and Ps.22.8 million was paid on the date of the execution of the transfer deed. On November 20, 2006, we were notified that the bid was awarded to us, and we paid the 30% of the offer bid in accordance with the terms and conditions established in the bid.

We were ordered by the Corporación Inmobiliaria Córdoba S.A. to execute the deed documents on May 15, 2007. We answered such order by indicating our willingness to sign the related deed documents for the purchase and sale agreement and the assignment of the concession agreement, respectively, provided the bidding terms are respected.

On January 15, 2007 we were notified of two claims filed against us before the Argentine Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing this transaction. On February 1, 2007 we responded the claims.

On June 26, 2007, we were advised that the Argentine Antitrust Authority initiated a summary proceeding to determine whether their prior consent was required to complete this transaction. As of the date of this annual report the result of this proceeding is yet to be determined.

On September 25, 2007, we purchased the building known as Ex Escuela Gobernador Vicente de Olmos from the Corporación Inmobiliaria Córdoba S.A., pursuant to the terms and conditions of “Bid No. 10/06 for the sale of the property located in the Province of Cordoba”. The aggregate purchase price was Ps.32.5 million. As part of this transaction, the Province of Cordoba has also assigned us its rights and obligations under the concession contract.

Panamerican Mall Project. In December 2006 we entered into a series of agreements for the construction, marketing and management of a new shopping center to be developed in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A., a recently formed company in which our subsidiary Alto Palermo has an 80% shareholding. The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building and/or housing building. This is currently one of our most significant development projects. We have started the construction of this shopping center and currently seek to complete it during our fiscal year ending June 30, 2009.

Credit Card Operations

Through our 80% owned subsidiary Tarshop, we are engaged in the credit card business through the issuance of our Tarjeta Shopping and Tarjeta Shopping Metroshop credit cards which have a strong presence in our shopping centers and nearby hypermarkets and street stores. In addition to increasing sales and traffic in our shopping centers, we also seek to achieve a financial return by facilitating access to credit for an underbanked segment of the Argentine population.

We target all customers of our shopping centers as well as customers in nearby hypermarkets and street stores. We attract customers by offering a credit card which is easy to obtain and use and by promotions suited to the commercial needs of our tenants and that are also regarded by customers as more convenient than other means of payment. One of the most important benefits granted to customers is the welcome discount which provides a 10% discount on all purchases made on the customer’s first day. One of the most aggressive promotions includes offering up to a 20% discount at stores designated at random, and as a result, affording accessible prices to a wide range of customers. Many of Tarjeta Shopping’s customers also have access to the Banelco and Link ATM networks, allowing them to make cash withdrawals from any ATM in Argentina.

We are currently considering strategic alternatives with respect to our investment in Tarshop which, due to its recent growth in size and profitability, competes increasingly with credit card companies that are substantially larger. As a result, we are currently considering alternatives to maximize the value of our investment in Tarshop, including its possible merger with, or sale to, another entity engaged in the credit card industry.

History of our Credit Card Business

The credit card business in Argentina started in the 1960s, but its development was limited until companies such as Visa and Mastercard entered the Argentine market in the early 1980s. During this first stage, and as a consequence of an inflationary economy, the surcharges imposed by merchants for credit card sales were high, burdensome and curtailed the growth of the credit card business in Argentina. With the implementation of the Convertibility Plan in April 1991 the inflation was curbed, and the consumer financing market, in pesos as well as in dollars, rapidly developed.

Our Tarjeta Shopping card was introduced in 1996 mainly to develop a private credit card that would be offered to customers of the Alto Avellaneda shopping center and accepted at all its stores, including the Wal-Mart Avellaneda superstore located next to Alto Avellaneda. In light of the initial success of the Tarjeta Shopping card in Alto Avellaneda, we determined to use it as our platform for expanding our credit card business to our other shopping centers.

In late 2004, we introduced our Tarjeta Shopping Metroshop credit card through a 50.0% owned joint venture with Metronec S.A., a company which issues the Tarjeta Subtecard credit card. The Tarjeta Shopping Metroshop credit card has the same characteristics and benefits as our Tarjeta Shopping card as well as the Tarjeta Subtecard. The Tarjeta Shopping Metroshop credit card allows us access to the users of the subway of the City of Buenos Aires and the General Urquiza Railway. Holders of the Tarjeta Shopping Metroshop credit card can pay credit card bills at Metroshop’s branches, subway stations ticket counters and through other collection agents, and are entitled to participate in exclusive promotions and specially designed financing plans. This alliance allows us to develop a consumer credit business using the captive customer base, experience and know how in the marketing of financial products in high-transit areas and its use in the more than 30,000 participating stores, the best chains and the Banelco and Link ATM networks.

Metroshop currently has 11 branches distributed in the main stations of the A, B, C, and D and E subway lines in the City of Buenos Aires, one in the City of Mar del Plata and more than twenty outsourced participating points of sale located in the subway network of the City of Buenos Aires.

Since 2003, our credit card business has expanded its customer base and its area of influence, particularly in the south area of Buenos Aires and in other provinces. For the fiscal years ended June 30, 2000, 2003, 2006 and 2007 the evolution of Tarshop’s customers base was as follows:

Fiscal year ended June 30,	Shopping Centers	Street Stores and Other Non-Shopping Center Stores
2000	87.0%	13.0%
2003	56.0%	44.0%
2006	16.0%	84.0%
2007	13.9%	73.7%

Our Tarjeta Shopping card has become one of the main credit cards in Alto Avellaneda shopping center with more than 33% of the credit card sales made, and in Abasto de Buenos Aires with a share exceeding 15%. In addition, we have increased our Tarjeta Shopping customer base to almost 600,000 accounts by the end of 2006, with an activation of more than 70%, sales of almost $1 billion in the year and more than 30,000 participating stores.

The table below sets forth information with respect to the growth of our credit card business during the periods indicated:

	For the fiscal year ended June 30,
	2005	2006
	(in millions of Ps.)
Revenues:
Interest income	14.8	29.9
Merchants’ commissions	14.5	22.7
Other fees and commissions	0.0	0.1
Compensatory, punitive and other interest	3.1	5.9
Account maintenance charges	12.7	22.2
Charges for life and disability insurance	19.4	41.6
Income from Metroshop	0.1	0.4
Other services	0.0	0.1
Credit cards reissued	0.0	0.1

Total	64.6	123.0
Credit card receivables(1)	209.2	384.6
Credit cards issued	0.4	0.5
Branches(2)	19	20
Participating stores(2)	21,500	25,900

(1)	Including the securitized portion.

(2)	In constant Ps.

The table below sets forth information with respect to the growth of our credit card business during fiscal year 2007, considering the last classification of revenues in Tarshop’s financial statements:

For the fiscal year ended June 30, 2007
(in million of Ps.)
Revenues:
Merchants’ commissions	38.2
Income for services	74.2
Interest income	63.8
Other fees and commissions	2.6
Credit card reissued	1.5
Account maintenance charges	32.0
Income from Metroshop	0.7

Total	213.0

Credit card receivables(1)	723.6

Credit cards issued	0.7

Branches(2)	23

Participating stores(2)	38,200

(1)	Including the securitized portion.

(2)	In units.

Distribution Network

Today, Tarjeta Shopping has 22 branches, including in our Alto Avellaneda, Alto Palermo, Abasto and Paseo Alcorta shopping centers, as well as street offices such as the ones located in the Avellaneda District, in the downtown area of Buenos Aires, and in the cities of Lomas de Zamora, Morón and Quilmes, among others. This growth has been accompanied by the significant expansion throughout the rest of the country by the opening of branches in the provinces of Córdoba, Tucumán, Salta and San Salvador de Jujuy. In addition, we have stands for promotion, opening of accounts and distribution of cards at the Wal-Mart Avellaneda superstore and the Coto supermarkets located in the cities of Lanús, Sarandí and Temperley. We have also entered into strategic alliances at the point of sale of certain important household appliance and motorcycle stores where it is possible to obtain instant credit through the so-called “First Transaction” scheme where no card is needed for the first purchase.

Each branch is organized as an autonomous and independent business unit that handles the resources necessary to achieve its business goals, such as invoicing and number of accounts opened. In addition, Tarjeta Shopping has its own ATM structure for payment of bills and extension of automatic cash loans to customers in its branches, applying facilities and procedures for the management and movement of cash comparable to those used by bank branches.

Credit Risk Management

Credit Approval Process

Applications for issue of credit cards submitted are subjected to an evaluation process that undergoes various controls. First, the applicant’s identity is verified and its credit information is collected from credit bureau agencies. Based on the information filed by the applicant and the credit bureau data obtained, in the absence of any negative background, the applicant is given a card with a provisional limit set according to its score level. Simultaneously, the data provided by the applicant himself are verified directly and by cross-checking by means of inquiries to credit databases and governmental agencies, and if necessary, telephone verifications and validations are made at the relevant domicile.

Credit Limits

The credit limit assigned to each card applicant is determined on the basis of the family income and other requirements established by Tarshop based on its experience up to a maximum of Ps.20,000. The credit limit is the maximum amount of unmatured installment payments available to the client and its additional cardholders to make purchases, services and cash advances, after having analyzed the client’s indebtedness to other financial institutions.

Applications to increase credit limits are evaluated on the basis of the applicant’s seniority and payment behavior and financial condition vis-à-vis other financial institutions. In addition, Tarshop from time to time reviews the card’s limit based on the card holder’s payment behavior.

Payment Plans

Tarshop handles a single billing cycle that matures on the 25th day of each month. The bill contemplates a grace period for non-interest accruing payments that expires on the 9th day of the following month, and a second due date subject to delayed payment charges on the 20th day of the following month. Bills are payable at any Tarshop office and in our major collection facilities.

Accounts with unpaid bills as of the 20th day of each month fall in arrears, and are blocked until payment is effected. During the first 30 days of arrears, the client receives automatic and manual calls and letters of reminder. As from the 31st day of arrears, telephone collection officers arrange an interview with the delinquent client at the branches, so as to continue collection activities in person.

Credit Monitoring and Collection Procedures

Delinquent collection management proceedings start with a reminder call sent to clients who have failed to pay on the first due date, by using an automatic call system. Approximately 40 to 120 days after the due date, the actions involve a combination of telephone calls, interviews with collection officers at the Tarshop’s branches and home visits, aimed at obtaining a discharge of the debt or a payment rescheduling, accompanied by the execution of a debt acknowledgment instrument by the client. Finally, accounts with arrears of more than 120 days are transferred to the attorneys for the filing of legal actions, unless there is evidence of the debtor’s insolvency.

Tarshop’s collection procedures are similar to those established in the trust, see “Funding and Securitization Activities” below.

As concerns loan loss provisions, the policies we apply are similar to those established by the Argentine Central Bank. We make provisions in relation to the credit portfolio category based on the following:

Performing	Provision
Past due:
0-30 days	1.0%
31-89 days	5.0%
90-180 days	25.0%
181-365 days	50.0%

The table below sets forth information with respect to the credit card receivables (including the securitized portion):

	As of June 30,
	2005		2006		2007
	Ps.	%	Ps.	%	Ps.	%
Portfolio Status
Performing(1)	264.1	90.5	338.6	88.2	627.4	86.7
Past due:
31-89 days	8.1	2.8	13.3	3.5	26.2	3.6
90-180 days	10.2	3.5	16.8	4.4	37.8	5.2
181-365 days	9.4	3.2	15.0	3.9	32.2	4.5

Total	291.8	100.0	383.7	100.0	723.6	100.0
Over 365 days and legal proceedings(2)	30.9	—	35.5	—	55.0	—
Loan loss allowance as % of past due loans	—	37.8	—	29.5	—	20.3
Loan loss allowance as % of all loans	—	3.5	—	3.5	—	2.7

(1)	Performing loans not past due more than 30 days.

(2)	These claims are subject to a 100% loan loss allowance.

Funding and Securitization Activities

Tarshop’s main liquidity needs and capital resources include: payment of sales made by retail stores, working capital needs, investment in new technology, the opening and improvement of branches and holding of cash to take advantage of opportunities that may arise. Tarshop has significantly expanded its business by securitizing its credit card receivables pursuant to the Tarjeta Shopping Trust Program. By resorting to this innovative financial engineering mechanism, Tarjeta Shopping has led one of the largest issues in the market and successfully placed 29 series for more than Ps.1,250 million, and was assigned the highest rating by Standard & Poor’s.

Throughout its history, Tarshop has incurred liabilities mainly in local currency and to a lesser extent in foreign currency, and leveraged twice the coverage for its commitments incurred in foreign currency.

Receivables Portfolio Securitization

Tarshop has its own $450 million Trust Security Program. An application was filed with the Comisión Nacional de Valores to obtain authorization for extending this amount to $900 million in order to accompany the expected growth of its business.

To date, 29 series have been issued aggregating Ps.1,265 million in bonds and certificates of participation. In 2006, 9 series were issued for $ 348 million, and in 2005 8 series were issued for $ 210 million. Total terms under each issue range from 20 to 30 months. The applicable nominal interest rates for Class A and B Bonds are approximately 13% and 15%, respectively. The interest accrued on both Bonds is subject to a floor and ceiling rates. Class A Bonds in both the revolving and non-revolving structures have an AAA rating granted by S&P.

Liquidity Policies

Tarshop’s policy is to maintain cash and bank account balances for an average of approximately $ 1.5 million, and to invest any excess in interest-accruing accounts and in mutual investment funds redeemable upon request within 48 or 24 hours. All balances and reserves are denominated in local currency.

Technology

Information systems are an essential element for credit card companies, as the processing of a large number of transactions in constant expansion is required. This has prompted Tarjeta Shopping to procure state-of-the art technology, and for this reason the current data and transaction processing systems maintain all branches linked through its local intranet, allowing expediency and confidentiality in the handling and transmission of data. In addition, its administrative headquarters are capable of being connected via PosNetworks to the participating stores, ensuring the possibility of adding stores and carrying out transactions around the clock.

The expansion of the call center and our credit department required a significant investment in technology and communications, resulting in an aggressive growth in the number of transactions and inquiries attended and increase in processing speed. The Area has four sectors: Systems Development, Technology, New Projects and

Server Management and IT Security. Tarjeta Shopping operates with proprietary information systems, developed and suited to the company’s business. Its main systems are developed in 4GL language with Informix DS Data Base Engine, currently, migrating to a new context developed under .net under Oracle DFG Data Base. The main systems’ platform is composed of SUN Spark servers, with Solaris 10 operating system.

All business processes, from origination to account opening, issue of plastics, transaction validation, loan management, customer management, generation and printing of bills, payments, collections, delinquency management and processing, are supported by these system.

The systems allow the on-line capturing and validation of purchases, receiving transactions through Posnet, LaPos (Visa), and direct communication with the major Shopping Center, Hypermarket and Department Store chains, and cash withdrawal transactions through Banelco and Link ATMs.

Tarjeta Shopping’s equipment and IT systems are comparable to those used by large-scale credit card companies, which will allow it to respect its current cost structure while still maintaining the speed in the growth of accounts and portfolio it has been showing so far.

Summary Balance Sheet and Other Data

The following table sets forth certain balance sheet and other data for Tarshop as of June 30, 2005, 2006 and 2007:

	As of June 30,
	2005	2006	2007
	(in million Ps., except percentage)
Balance Sheet Data
Current assets:
Cash and banks	5.74	4.65	8.83
Investments	10.76	10.79	35.29
Accounts receivable	20.09	46.06	67.72
Other receivables	6.62	6.66	16.16
Total current assets	43.21	68.16	128.00
Non-current assets:
Other receivables	2.11	7.43	24.31
Property, plant and equipment	2.88	4.88	9.68
Investments	19.26	39.81	55.68
Accounts receivable	6.93	19.74	40.58
Intangible Assets net	0.04	0.03	0.02
Other assets	0.00	0.03	0.01
Total non-current assets	31.22	71.92	130.28
Total assets	74.43	140.08	258.28
Current liabilities:
Accounts payable	39.69	87.68	156.90
Customer advances	1.31	2.20	4.40
Short-term debt	3.11	5.83	12.28
Related parties	8.38	6.77	3.19
Salaries and social security payable	2.21	2.15	5.02
Taxes payable	5.44	6.44	21.78
Other liabilities	0.00	0.07	0.73
Total current liabilities	60.14	111.14	204.30
Non-current liabilities:
Long-term debt	0.00	0.00	5.60
Other liabilities	0.00	0.10	0.53
Total non-current liabilities	0.00	0.10	6.13
Total liabilities	60.14	111.24	210.43
Shareholders’ equity	14.29	28.84	47.85
Total liabilities and shareholders’ equity	74.43	140.08	258.28

	As of June 30,
	2005	2006	2007
	(in million Ps., except percentage)
Other Financial Data
Return on assets	10.0%	10.4%	7.4%
Return on shareholders’ equity	107.7%	101.8%	65.9%
Net interest margin	62.08%	62.84%	64.72%
Non-performing loans as a percentage of total loans	26.65%	25.20%	24.48%
Reserve for loan losses as a percentage of total loans	26.37%	16.80%	15.17%
Reserve for loan losses as a percentage of non-performing loans	98.98%	66.65%	61.98%

Development and Sale of Properties

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

In our fiscal year ended June 30, 2007, revenues from our Sales and Development segment were Ps.75.8 million, compared to Ps.104.0 million in fiscal year 2006. The local currency remained stable throughout the 2007 fiscal year; the real estate market was promoted by the increase in the demand for all types of properties, whether office buildings, housings, retail premises or other. Likewise, the current framework provides incentives for the development of projects linked to our real estate activity. Therefore, during the 2008 fiscal year we expect to complete the projects under development, as well as to analyze new undertakings.

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

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. Eventually, we receive finished square meters for commercialization, without taking part in the construction works.

Prior to the commencement of construction of a residential project, we conduct an advertising program that continues after the launching of the sales of the units.

The following table shows certain information and gives an overview regarding our sales and development properties:

Sales and Development Properties

	Date of acquisition	Estimated Cost / Real Cost	Area intended for sale	Total Units or Lots(3)	IRSA’s Effective Interest	Percentage constructed	Percentage sold(4)	Accumulated Sales	Sales for the year ended June, 30,			Book Value 2007
		(Ps. thousand)(1)	(sqm)(2)					(Ps. thousand)(5)		(Ps. thousand)		(Ps. thousand)
									2007	2006	2005
Residential Apartment
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	97.40%	70,049	—	—	21	472
Torres de Abasto(8)	07/17/94	74,810	35,630	545	62.36%	100.00%	100.00%	109,266	—	—	21	622
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	91.40%	18,414	8,383	10,031	—	487
Barrio Chico	03/2003	12,171	2,891	20	100.00%	100.00%	85.20%	8,557	8,557	—	—	3,929
Concepción Arenal	12/20/96	15,069	6,913	70	100.00%	100.00%	98.90%	11,626	—	—	—	72
Alto Palermo Park(9)	11/18/97	35,956	10,488	72	100.00%	100.00%	100.00%	47,920	390	63	—	—
Torre Caballito Mz 36(15)	11/03/97	22,815	8,404	118	100.00%	4.00%	0.00%	—	—	—	—	22,663
Torres Renoir(15)	09/09/99	22,861	5,383	28	100.00%	78.26%	76.40%	—	—	—	—	39,868
Torres Renoir II(15)	11/03/97	41,808	6,294	37	100.00%	4.50%	0.00%	—	—	—	—	41,808
Other Residential Apartments(10)		31,245	22,804	163	100.00%	100.00%	100.0%	48,532	—	—	—	13

Subtotal Residential Apartments		319,055	128,554	1,583	N/A	N/A	N/A	302,054	17,330	10,094	42	109,934
Residential Communities
Abril/Baldovinos(11)	01/03/95	130,955	1,408,905	1,273	100.00%	100.00%	95,50%	218,440	1,124	3,942	3,820	9,307
Benavidez(15)	11/18/97	20,544	989,423	110	100.00%	90.00%	100,00%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	98,90%	13,952	—	—	—	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100.00%	100.00%	100,00%	9,505	—	—	—	—
Other Residential Communities		—	—	—	N/A	N/A	N/A	—	—	—	—	—

Subtotal Residential Communities		158,691	2,532,671	1,783	N/A	N/A	N/A	253,727	1,124	3,942	3,820	19,345
Land Reserves
Puerto Retiro(9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,861
Caballito	11/03/97	—	20,968	—	100.00%	0.00%	40.10%	22,815	—	22,815	—	9,223
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.00%	31,000	31,000	—	—	135,785
Pereiraola(11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Canteras Natal Crespo	07/27/05	—	4,320,000	—	55.93%	0.00%	0.00%	166	91	75	—	5,559
Terrenos Alcorta	07/07/98	—	1,925	—	67.67%	0.00%	100.00%	22,969	—	22,969	—	—
Vicente López	01/16/07	—	29,564	—	100.00%	0.00%	0.00%	—	—	—	—	115,623
Other Land Reserves(12)			14,368,591	—	89.18%	0.00%	2.00%	—	—	—	—	80,623

Subtotal Land Reserves			20,798,681	—	N/A	N/A	N/A	76,950	31,091	45,859	—	423,391
Other
Alsina 934	08/20/92	705	3,750	1	100.00%	100.00%	100.00%	11,745	—	1,833	—	—
Madero 1020	12/21/95	16,008	5,056	8	100.00%	100.00%	100.00%	16,471	—	—	3,543	—
Dique 3	09/09/99	25,836	10,474	3	100.00%	0.00%	100.00%	91,638	26,206	41,808	23,624	—
Other Properties(13)		23,871	11,352	61	100.00%	80.00%	88.20%	30,310	—	430	1,282	1,595

Subtotal Other		66,420	30,632	73	N/A	N/A	N/A	150,164	26,206	44,071	28,449	1,595

Total(14)		544,166	23,490,538	3,439	N/A	N/A	N/A	782,895	75,751	103,966	32,311	554,265

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03.

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.

(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.

(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02.28.03.

(6)	Corresponds to our total sales consolidated by the RT4 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.

(7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio at June 30, 2007, adjusted for inflation at 02/28/03.

(8)	Indirectly owned through Alto Palermo.

(9)	Indirectly owned through Inversora Bolivar.

(10)	Includes the following properties: Dorrego 1916 through IRSA, Yerbal 855 and Arcos 2343 through Baldovinos (fully sold).

(11)	Directly through IRSA and indirectly through Inversora Bolivar. Includes sale of Abril shares.

(12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II and Isla Sirgadero (through Inversora Bolivar) and Caballito, Torres Rosario and the Coto Project (through Alto Palermo).

(13)	Includes the following properties: Puerto Madero Dock XIII and Dique II, Sarmiento 517, Income from Termination, Alto Palermo’s Real Properties Sales and Rivadavia 2768 (fully sold through IRSA).

(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to our consolidated financial statements.

(15)	Corresponds to receivables from swaps disclosed as “Inventories” in the consolidated financial statements.

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

Apartment Projects Under Development

Torre Caballito, City of Buenos Aires. This undeveloped 1.8 hectare property is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which we sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo.” Koad has agreed to develop a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. The total area of this apartment complex that will be for sale is estimated to be approximately 28,000 square meters. On August 2009, we will be entitled to ownership of 26.7% of the total square meters and 25% of the parking lots of the entire complex, representing 118 apartments and 55 parking lots located in Tower 1. As a result of an incentive scheme agreed to with Koad, the number of square meters we will receive could vary according to the project’s date of completion. As a result of this transaction, Koad granted to us a first lien mortgage on the property to secure up to US$7.4 million of its obligations to us and posted a surety bond in our favor supporting an additional US$2.0 million of Koad’s obligations to us.

Dock IV, City of Buenos Aires. This luxury office building has a total surface area of approximately 22,000 square meters, and will offer 11,000 square meters of large and versatile office space for lease. The building’s layout welcomes both companies requiring smaller office space, averaging 200 square meters, and corporations in need of an entire floor. The building’s development is currently at its first stage, bid submission for the foundations and lobby. The building will have nine floors with offices and commercial shops on the first floor. Paper work seeking permits for bid submissions for the second stage is still pending.

Torres Renoir, Dock III. On November 25, 2004 a deed of conveyance of title for a certain plot known as plot 1.c. was executed in favor of Desarrollos y Proyectos Sociedad Anónima (“DYPSA”). This deed establishes in kind consideration for the sale, and at the same time granted DYPSA the option to acquire in barter another plot known as plot 1.e. This option acts as an alternative to the construction of the 13th floor of the building to be developed on plot 1.c. As a guaranty for this transaction, DYPSA established a first lien mortgage for US$8.03 on plot 1.c. and for US$10.8 on plot 1.e. DYPSA contracted an obligation to transfer 4.642 square meters at the building constructed on certain plot known as plot 1c, representing 28.5% of the apartment surface of such building, and 6.421 square meters at the building constructed on certain plot known as plot 1e, representing 31.5% of the total apartment surface of that building. During December 2006 we began the sales of the available units.

On May 18, 2005, Buenos Aires Trade & Finance Center S.A. (“Trade”) signed a purchase agreement relating to certain plot known as plot 1.d., with then owner of this plot, DYPSA. On that date Trade paid DYPSA US$2.15 million. On January 19, 2006, a partial payment of the outstanding balance of US$1.0 million was made.

On July 17, 2006 the balance of price was received and the transfer deed was signed together with the taking possession of plot 1d with Alvear Palace Hotel S.A. and Desarrollos Premium Plus S.A.

To provide for the sustained increase in the demand for residential apartments in the Puerto Madero area, during fiscal year 2006 we entered into bartering contracts allowing to start the construction of these two exclusive dwelling towers of 37 and 40-storey. In line with the boom of developments in the area, the market has great expectations on the project given its exceptional features. On September 30, 2006 due to the interest shown in this project, the marketing of plot 1c was launched as the rate of progress was 78.3%. During fiscal year 2007 preliminary sales contracts were signed for 76.4% of the units available. In respect of plot 1e works started and the percentage of work completed is 4.5%. On November 2, 2007, the Company and the developer decided to replace the swap agreement for plot 1e for a payment of US$18.2 million, US$4.6 million of which were paid on that date and the balance will be received by the Company over the next six months. The income resulting from this transaction amounts to approximately US$4.7 million.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2007 there is one apartment and 35 parking spaces pending sale. The project originally included four 23-story towers targeting the middle-income market, but we decided not to construct Torres Jardín IV and may consider a barter transaction with a third party for its construction.

Torres de Abasto, City of Buenos Aires. Torres de Abasto is a 545-apartment high-rise residential apartment complex developed through our subsidiary Alto Palermo, located one block from Abasto Shopping. The project consists of three 28-story buildings and one 10-story building targeted to the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security, four retail stores on the ground floor of one of the buildings and 310 underground parking spaces. As of June 30, 2007, 100% of the units in the complex had been sold.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area of which 3,633 belong to us, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views of the river. This development was partially financed through the anticipated sale of its apartments. Works are 100% finished and as of June 30, 2007 more than 90% of the units had been sold.

Barrio Chico, City of Buenos Aires. In March 2003 we purchased a plot of land on San Martin de Tours Street in the district of Barrio Parque, an exclusive residential zone in the City of Buenos Aires. At the time the sales contract was signed, US$0.08 million were prepaid. In June 2003 at the time the deed of title was transferred, US$0.23 million were paid. At that time, the property was mortgaged to Providence for US$0.75 million, to guarantee 25% of the housing units we were obligated to deliver upon the building’s completion. We financed with its own working capital the construction of this luxury residential complex designed for high-income customers. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2007 the project is finished and only 3 units remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units and 165 parking spaces. As of June 30, 2007, all of the loft units in the complex had been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2007, 98.9% of the units had been sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired in November 1997 from Pérez Companc S.A. As of June 30, 2007, 100% of Alto Palermo Plaza was sold and there was only one unit to be sold in the Alto Palermo Park.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina on the southwestern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2007, 100% of the residential community had been sold.

Residential Communities

In the residential communities market, we acquire undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. We seek to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization has also influenced the trend to adopt this lifestyle.

As of June 30, 2007, our residential communities for the construction of single-family homes for sale in Argentina had a total of 62,990 square meters of salable area in the Abril, residential communities located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2007, 95.5% of the property had been sold for an aggregate of Ps.217.41 million, with 62,900 square meters left to be sold.

Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 km north from downtown Buenos Aires, we are developing a 99.8 hectare gated residential complex known as “El Encuentro”, which will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$3.98 million to Inversora Bolívar, of which US$0.98 million were paid and the balance of US$3.0 million will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed in December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar on real property amounting to US$3.0 million in guarantee of compliance with the operation and delivered US$0.5 million to Inversora Bolívar corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% of the outstanding balance at the time of certification of 50% of the progress of work and the remaining upon certification of 90% of work progress. Considering the high price of the plots in the north of the province of Buenos Aires, mostly in the place in which this enterprise is placed, IRSA has great expectations for marketing the land through the bartering system. We estimate that the sale of the units may be launched in early 2008. As of June 30, 2007, the work progress degree is 90%.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth, As of June 30, 2007, our land reserves totaled 17 properties consisting of approximately 3079 hectares (including Rosario, Caballito, Vicente Lopez and Coto C.I.C.S.A. (“Coto”) air space owned by Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa María, City of Buenos Aires (ex Santa María del Plata). Solares de Santa María is a 70 hectares property facing the Río de la Plata in the South of Puerto Madero, 10 minutes from the National Government House. This is an urbanization project developed through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”), which was recently incorporated. This project has a residential profile and mixed uses, it is currently expected to have offices, stores, hotels, sport and nautical clubs, service areas with schools, supermarkets, parking lots, etc.

The project ultimately submitted for approval to government authorities included various proposals made by advisors of the Urban Environmental Plan Council (Consejo del Plan Urbano Ambiental) and contemplates the assignment of 358,000 square meters to become public parks including a 90,000 square meter green sector, boulevards designated for access to and walking around the neighborhood and the transference of all water areas (especially the zone in front of the commercial area) for public use. The river presence in this part of the city has been reserved for general public use, including space for a marina which may be built in the future.

While we await the city government approvals and authorizations, we have contacted national and international investors with experience in this type of real state developments.

As part of the project, we sold 31,491,932 shares for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. This sale represents the 10% of Solares de Santa María capital stock and is to be paid as follows: (i) an initial payment of US$1,500,000; and (ii) the balance of US$9,100,000 payable on December 26, 2007. Under the purchase agreement a first grade pledge on certain assets owned by the buyer was granted to us and our subsidiary Palermo Invest S.A., the sellers, in order to secure the payment price.

Puerto Retiro. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in The City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities. We have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% interest in Puerto Retiro through our wholly-owned subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”). See “–Legal Proceedings –Puerto Retiro.”

Caballito, Ferro Project. This is a property of approximately 25,539 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in October 1998. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. The approval of the authorization of the government of the City of Buenos Aires for the development of a shopping center, an office building and a private hospital in this plot has not been granted.

Terreno Figueroa Alcorta. With respect to the plot located in the Figueroa Alcorta avenue, in front of Paseo Alcorta on December 22, 2005, our subsidiary Alto Palermo subscribed a preliminary purchase contract with possession, by which Alto Palermo sold to RAGHSA S.A. the plot denominated Alcorta Plaza for a total price of US$7.7 million. The terms and conditions of payment agreed were determined in four installments of US$1.9 million, the first installment to be due at the date of the preliminary sales contract and the second one collected on March 30, 2006, date on which the final deed was signed. The third installment was paid in March 2007 and the fourth installment is due in March 2008.

Land Reserves in the Province of Buenos Aires

Pereiraola, Hudson. Through Inversora Bolivar, we own a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130 hectare undeveloped property adjacent to our Abril community. We intend to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project, but we have already obtained the necessary municipal permits. The plot’s book value is estimated to be Ps.21.7 million as of June 30, 2007.

Pilar. Pilar is a 74 hectare undeveloped land reserve property located close to Pilar City, 55 kilometers northwest of downtown of the City of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate or a financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2007.

Vicente López, Olivos, Provincia de Buenos Aires. On January 16, 2007, we acquired the total shares of Rummaala S.A. (“Rummaala”), the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs.

As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property for a total consideration of US$15.00 million, payable as follows: (i) US$0.50 million in cash; (ii) by delivering certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) by delivering certain units of the building to be constructed in the land acquired for a total consideration of US$13.25 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs.

Other Undeveloped Plots in the City and Province of Buenos Aires. Our land reserve portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra.

Land Reserves in Other Provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. IRSA’s subsidiary Alto Palermo owns a plot of land covering approximately 50,000 square meters of surface area in the city of Rosario, in the place in which the Alto Rosario Shopping Center is located. A residential complex will be built in this plot of land.

Neuquén Project, Province of Neuquén. On July 6, 1999, Alto Palermo acquired a 94.6% share in Shopping Neuquén amounting to Ps.4.2 million. Alto Palermo paid Ps.0.9 million on September 1, 1999, and the remaining Ps.3.3 million were to be paid on July 5, 2001, or at the time of the opening of the shopping center to be constructed in the building owned by Shopping Neuquén, whichever happened first. As of June 30, 2007 the remaining was paid.

The only asset of Shopping Neuquén is a plot of land of 50,000 square meters approximately, in which we hope to build a shopping center. On September 20, 2007 the Municipality of Neuquén declared the urban project and environmental impact study are feasible. Shopping Neuquén S.A. has 150 days to submit the work plans from the date of the declaration. See “—Legal Proceedings—Legal issues with the City Hall of Neuquén.”

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Offices and Other Non-shopping Center Leased Properties

Overview

We are engaged in the acquisition, development and management of offices and other rental properties in Argentina. As of June 30, 2007, we directly and indirectly, owned interests in 24 office and other rental properties in Argentina which comprised 234,320 square meters of gross leaseable area. Of these properties, 17 were office properties which comprised 138,315 square meters of gross leaseable area. For fiscal year 2007, we had revenues from office and non- shopping center leases properties of Ps.55.7 million.

All our office rental property in Argentina is located in Buenos Aires City. All of these properties are rented to various different premium tenants. For the year ended June 30, 2007 the average occupancy rate for all IRSA’s properties in the Offices and other rental property segment was approximately 97.37%. Seven different tenants accounted for approximately 26.75% of IRSA’s monthly office rental and 28.91% of IRSA’s total revenues for fiscal year 2007 for the same concept. IRSA’s seven main office rental tenants are: Grupo Total Austral, Finterbusch Pickenhayn Sibille S.C. (KPMG), Microsoft Argentina S.A., Techint Cia. Tecnica Int. SACeI, Occidental Argentina , Exploration and Production Inc., Marval & O’Farrel and Cisco Systems Argentina S.A.

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

Leases. We lease our offices and other properties pursuant to contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three additional years at the tenant’s option. Contracts for the rental of property not located in shopping malls are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center leased properties.

	Date of Acquisition	Leaseable Area sqm(1)	Occupancy Rate(2)	IRSA’S Effective Interest	Monthly Rental Income Ps./000(3)	Annual Rental Income for fiscal years Ps./000(4)			Book Value (in thousands pesos)(5)
						2007	2006	2005
Offices
Intercontinental Plaza(6)	11/18/97	22,535	100.00%	100.00%	1,115	10,977	5,436	5,289	94,992
Dock Del Plata	11/15/06	7,921	100.00%	100.00%	450	3,103	N/A	N/A	26,194
Libertador 498	12/20/95	10,533	100.00%	100.00%	651	6,307	3,872	3,061	41,061
Maipú 1300	09/28/95	10,280	100.00%	100.00%	590	6,006	3,515	2,797	42,347
Laminar Plaza	03/25/99	6,521	100.00%	100.00%	416	4,631	3,059	2,346	29,187
Reconquista 823/41	11/12/93	5,016	100.00%	100.00%	173	1,139	N/A	N/A	19,093
Suipacha 652/64	11/22/91	11,453	100.00%	100.00%	188	1,398	1,055	621	12,292
Edificios Costeros	03/20/97	6,389	95.73%	100.00%	282	3,124	1,760	1,242	18,471
Costeros Dique IV	08/29/01	5,437	96.01%	100.00%	222	1,987	1,736	1,378	20,875
Bouchard 710	06/01/05	15,014	100.00%	100.00%	767	8,900	5,813	412	68,390
Bouchard 551	03/15/07	33,324	100.00%	100.00%	1,124	3,925	N/A	N/A	241,899
Madero 1020	12/21/95	215	100.00%	100.00%	8	97	78	47	1,694
Works in progress Dique IV(11)	12/02/97	N/A	N/A	100.00%	N/A	N/A	N/A	N/A	9,684
Others(7)	N/A	3,677	100.00%	N/A	110	1,289	1,041	804	10,826

Subtotal Offices		138,315	99.36%		6,095	52,883	27,364	17,997	637,005
Other rental properties
Commercial properties(8)	N/A	642	83.00%	N/A	20	242	175	139	4,156
Thames(6)	11//01/97	33,191	100.00%	100.00%	51	607	607	580	3,899
Santa María del Plata	7/10/97	60,100	100.00%	100.00%	68	1,043	1,234	57	12,494
Other properties(9)	N/A	2,072	100.00%	N/A	5	168	106	124	2,610

Subtotal		96,005	95.75%	N/A	144	2,060	2,122	900	23,159
Related fees	N/A	N/A	N/A	N/A	N/A	740	1,079	534	N/A

Total offices and other(10)	N/A	234,320	97.37%	N/A	6,239	55,683	30,565	19,431	660,164

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.

(2)	Calculated dividing occupied square meters by leaseable area.

(3)	Agreements in force as of 06/30/07 for each property were computed.

(4)	Total consolidated leases, according to the RT21 method.

(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.

(6)	Indirectly owned through Inversora Bolivar.

(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774, Dock 5 Puerto Madero and Sarmiento 517 (through IRSA)

(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Retail stores in Abril and Casona in Abril (through IRSA and Inversora Bolivar).

(9)	Includes the following properties: one unit in Alto Palermo Park (through IBSA) and Constitución 1159 (through IRSA).

(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to our audited consolidated financial statements included elsewhere in this annual report.

(11)	Work in progress of an AAA office building in Puerto Madero.

The following table shows a schedule of the lease expirations of IRSA’s office and other properties for leases outstanding as of June 30, 2007, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring (1)	Square meters subject to expiring leases (2)	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(in square meters)	(%)	(Ps.)	(%)
2008	75	144,085	62%	20,056,180	27%
2009	52	37,736	16%	20,622,695	28%
2010	42	30,493	13%	20,072,355	27%
2011+	11	21,102	9%	13,892,432	18%

Total	180	233,416	100%	74,643,662	100%

(1)	Includes Offices which contract has not been renewed and vacant stores as of June 30, 2007.

(2)	Does not include vacant leased square meters.

The following table shows our offices occupancy percentage during fiscal years ended June 30, 2005, 2006 and 2007:

	Occupancy Percentage
	Fiscal year ended June 30,(1)
	2005	2006	2007
		(in percentage)
Offices
Intercontinental Plaza	96	100	100
Bouchard 710	100	100	100
Bouchard 557	N/A	N/A	100
Dock del Plata	N/A	N/A	100
Libertador 498	94	100	100
Maipu 1300	96	95	100
Laminar Plaza	95	100	100
Madero 1020	100	100	100
Reconquista 823/41	—	—	100
Suipacha 652/64	80	100	100
Edificios Costeros	100	95	96
Costeros Dock IV	100	100	96
Others(2)	100	100	100

(1)	Leased square meters in accordance with lease agreements in effect as of June 30, 2007, 2006 and 2005 considering the total leaseable office area for each year.

(2)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2007, 2006 and 2005:

	Fiscal year ended June 30,(1)
	2005	2006	2007
	(Ps. per square meter)
Offices
Intercontinental Plaza	293	299	487
Bouchard 710(2)	27	387	623
Bouchard 557(3)	N/A	N/A	118
Dock del Plata	N/A	N/A	392
Libertador 498	330	374	634
Maipu 1300	286	373	597
Laminar Plaza	379	479	710
Madero 1020	219	362	450
Suipacha 652/64	95	119	123
Reconquista 823/41	—	—	236
Edificios Costeros	196	278	504
Costeros Dock IV	265	259	387
Others(4)	219	285	429

(1)	Calculated considering Annual Leases to total leaseable office area, in accordance with IRSA’s percentage of ownership in each building.

(2)	Lease agreement beginning in the fourth quarter of fiscal year 2005.

(3)	Lease agreement beginning in the third quarter of fiscal year 2007, consequently income is for only three months.

(4)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

Properties

Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Occidental Argentina Exploration and Production Inc, IRSA, Alto Palermo and Cresud.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Finterbusch Pickenhayn Sibille S.C. (KPMG), and Microsoft de Argentina S.A.

Bouchard 551, City of Buenos Aires. Bouchard 551 is a Class A office building we acquired in March 2007, for a total price of US$84.1 million, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and the Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. Principal lessees include La Nación S.A., Price Waterhouse & Co., AS. EM. S.R.L. and Techint Cía. Técnica Internacional S.A.C.e I.

Dock del Plata, City of Buenos Aires. Dock del Plata is a Class A office building we acquired in November 2006, for a total purchase price of US$8.8 million, located in the Puerto Madero area at Alicia Moreau de Justo 400. The building is 4-story high, with an average surface per plant of 1,500 square meters and parking lot for 309 units. The principal lessees are Veco S.A., Davila 380 S.A., Farmacity S.A., Rosso Alba, Francia y Ruiz Romero, Converse Argentina S.A., AT & T Communications Serv. S.R.L., MCO LEX S.R.L., Garfin Agropecuaria S.A., CA Argentina S.A. and Dell América Latina Corp.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower located at the intersection of three of the most important fares thorough of the City of Buenos Aires, making it accessible from the north, west and south of the city. We own 17 floors with an average area per floor of 620 square meters and 281 parking spaces. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include MTV Networks Argentina S.R.L., Epson Argentina S.A., Cervecería y Maltería Quilmes, Yara Argentina S.A., Alfaro Abogados S.C., Julius Baer Financial Consultancy S.A., LG Electronics Argentina S.A., Eastman Chemical Argentina S.R.L., Allergan Productos Farmaceuticos S.A. and Alto Palermo’s subsidiary, Tarshop S.A.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower located on the San Martín Plaza, a prime office zone. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Carlson Wagonlint Travel Argentina S.A. and PPD Argentina S.A.

Laminar Plaza, City of Buenos Aires. Laminar Plaza is a 20-story office building located in Catalinas, the City of Buenos Aires’ most exclusive office district. Each floor has an average area of 1,453 square meters, including common areas. We own 5 floors and 66 parking spaces. The main tenants, among others, are as follows: Cisco Systems, Telefónica Moviles de Argentina S.A., Chubb Argentina de Seguros S.A., Hewitt Associates S.A., Apache Petrolera Argentina S.A., Natural Energy S.A. and Bank Hapoalim B.M.

Madero 1020, City of Buenos Aires. Madero 1020 is a 25-story office tower located in the center of Catalinas, an important office area, with views of the Port of Buenos Aires, the Río de la Plata and the city’s downtown area. As of June 30, 2007, we own a 215-square meter lockup.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. We own the entire building and 70 parking spaces. The building has unusually large floor, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Director Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which is made up of three basements, space for 52 cars in the car parks, the ground floor and 15 floors of office space. The building has floors with an average area of 540 square meters. As of June 30, 2007, we have an occupancy rate of 100.0%. The building’s principal tenants include Marval & O’Farrel and Tracker S.R.L.

Edificios Costeros, Dique II, City of Buenos Aires. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,319 square meters. In September 1999 we completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Reckitt Benchiser Argentina S.A., Martina Di Trento S.A., Loyalty Marketing Group S.A., Italcred S.A., Minera Agua Rica L.L.C. and Somos Tres S.R.L.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leasable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Supply S.A.C.I.F.I., Techint Cía. Técnica Internacional S.A.C.I. and Trafigura Argentina S.A.

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

Retail and other properties. Our portfolio of non-shopping center leased properties includes nine non-shopping center leased properties that are leased as street retail, a warehouse, two leased undeveloped plots of land and various other uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Edificio Crucero I, “Abril” commercial stores, Thames and Santa María del Plata.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding our hotels:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room	Sales in Ps.000 as of June 30 of fiscal(3) (in thousands Ps.)			Book value as of 06/30/07
					Ps.(2)	2007	2006	2005
Intercontinental(3)	11/97	76	309	69.4%	413	45,263	39,305	33,228	61,404
Sheraton Libertador(4)	3/98	80	200	82.9%	336	29,338	25,302	20,556	40,950
Llao Llao(5)	6/97	50	158	71.8%	768	48,080	39,156	33,336	66,992
Plots in Bariloche(5)	12/07	50	N/A			N/A	N/A	N/A	21,900
Total			667	74.0%	469	122,681	103,763	87,120	191,246

(1)	Accumulated average in the twelve-month period.

(2)	Accumulated average in the twelve-month period.

(3)	Indirectly owned through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.).

(4)	Indirectly owned through Hoteles Argentinos S.A.

(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao península, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires.

Currently, the hotel is being expanded at an expected cost of approximately US$12.7 million. The number of suites in the hotel is being increased to 200 rooms, improvements are being made in the kitchen and laundry room, and a high technology water purifying plant is to be constructed. The first stage of construction is in the final process, and the second stage of the construction, which includes reinforced concrete, masonry and facilities, started in December 2005. As of June 30, 2007 the progress of the works is 70.68% and works are estimated to be completed by the first quarter of fiscal year 2008. 18 rooms have been opened to the public and 25 more are expected to be available by the end of December 2007.

Hotel Intercontinental, City of Buenos Aires. In November 1997, we acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 25% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

The hotel is currently under renovation. We are upgrading the hotel’s guest rooms and meeting rooms, and are soliciting bids for the improvement of its elevators. In addition, we are improving the hotel’s corridors and the lobby bar and are replacing the carpets in the main reception area. We currently believe that the total cost of these improvements is likely to be approximately US$5.0 million works are estimated to be completed by the end of year 2008.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7.0 million, of which US$4.2 million were paid cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural environment and it has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

Our Investment in Banco Hipotecario

We have a significant investment in Banco Hipotecario which represented 7.3% of our consolidated assets as of June 30, 2007. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 33 branches and 47 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. As of June 30, 2007, Banco Hipotecario ranked second in the Argentine financial system in terms of shareholders’ equity, second in terms of net income and ninth in terms of total assets. As of June 30, 2007, Banco Hipotecario’s shareholders’ equity was

Ps.2,711.3 million, its assets were Ps.10,167.6 million, and its net income for the first six months of 2007 was Ps.149.8 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

Banco Hipotecario’s business strategy is focused on leveraging its financial position and developing a diversified banking business built on its existing mortgage franchise. Since its debt restructuring in 2004, it began to make progress in this diversification strategy, growing its lending business and developing new business lines, implementing integrated technological solutions to enable its entry into retail banking, extending its marketing network and creating back-office services to support its new operations.

In 2004, as part of its business diversification strategy, Banco Hipotecario expanded its product offerings and began offering personal loans, resumed mortgage lending and launched asset-backed loans. It expanded its corporate loan product offerings and implemented certain customer loyalty strategies. In response to demand for retail and wholesale time deposits and savings accounts, Banco Hipotecario started offering personal checking accounts and launched the Visa Banco Hipotecario credit card which has steadily grown in terms of market penetration and transaction size. Banco Hipotecario also continued its strategy of expanding the offering of non-mortgage related insurance products it offers, including combined family, life, unemployment, health, personal accident and ATM theft insurance.

As of June 2007, it continued expanding these business lines, as non-financial private sector loans increased to Ps.748.6 million, principally as a result of retail and consumer loan originations which more than doubled compared to June 2006. Commercial loans to the private sector also increased 55.7% during the same period.

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2007, its portfolio of non-mortgage loans increased to 51.2% of its total loan portfolio compared to 36.9% as of June 30, 2006.

During 2006 and 2007, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	As of December 31,		As of June 30
	2005	2006	2007
Checking accounts	Ps. 21.1	Ps. 18.7	Ps. 39.3
Saving accounts	126.1	165.6	183.9
Time deposits	358.2	428.6	613.4
Other deposit accounts	19.2	23.4	27.9
Accrued interest payable	3.1	3.6	4.1

Total	Ps. 527.7	Ps. 639.9	Ps. 868.6
Seasonality

Our business unit of “shopping centers” is directly related to the seasonality which affects the level of sales of our tenants. During the summer holiday season (January and February) our tenants experience their minimum sales levels, compared to the winter holiday season (July) and

December (Christmas) when our tenants tend to reach their peak sales figures. Clothing and footwear tenants tend to change their collections in the spring and fall. This has a positive effect on the sales of stores. Discount sales at the end of each season are also a major source of impact on our business.

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

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
Alto Palermo
	Alto Avellaneda(5)	GBA	49,604	152	3.77%	3.08%
	Abasto de Buenos Aires	BA	39,683	171	3.01%	3.47%
	Mendoza Plaza Shopping(3)(5)	Mendoza	39,392	151	2.99%	3.06%
	Paseo Alcorta(5)	BA	48,893	116	3.71%	2.35%
	Alto Palermo Shopping	BA	18,210	150	1.38%	3.04%
	Buenos Aires Design(4)	BA	13,988	61	1.06%	1.24%
	Patio Bullrich	BA	10,978	83	0.83%	1.68%
	Alto Noa(5)	Salta	18,831	85	1.43%	1.72%
	Córdoba Shopping(5)	Córdoba	23,428	108	1.78%	2.19%
	Alto Rosario(5)	Rosario	40,415	143	3.07%	2.90%

	Subtotal		303,422	1.220	23.04%	24.72%
Cencosud
	Unicenter Shopping(5)	GBA	90,869	287	6.90%	5.82%
	Plaza Oeste Shopping(5)	GBA	38,720	138	2.94%	2.80%
	Quilmes Factory(5)	GBA	31,373	47	2.38%	0.95%
	Lomas Center Shopping(5)	GBA	24,271	50	1.84%	1.01%
	San Martin Factory(5)	GBA	24,388	31	1.85%	0.63%
	Parque Brown Factory(5).	GBA	23,553	41	1.79%	0.83%
	Las Palmas del Pilar Shopping(5)	GBA	37,662	102	2.86%	2.07%
	Jumbo Palermo Centro Comercial(5)	BA	22,763	46	1.73%	0.93%

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
	El Portal de la Patagonia(5)	Neuquén	21,700	45	1.65%	0.91%
	El Portal de Escobar(5)	GBA	18,886	24	1.43%	0.49%
	El Portal de los Andes(5)	Mendoza	22,962	40	1.74%	0.81%
	Portal de Madryn(5)	Chubut	0	0	0.00%	0.00%
	El Portal de Rosario(5)	Rosario	57,419	182	4.36%	3.69%
	Subtotal		414,566	1.033	31.48%	20.93%
Other Operators
	Subtotal		598,862	2.682	45.48%	54.35%
Total			1,316,850	4.935	100%	100%

Source: Argentine Chamber of Shopping Centers.

(1)	“GBA” means Gran Buenos Aires, the Buenos Aires metropolitan area, and “BA” means the city of Buenos Aires.

(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.

(3)	The effective interest of Alto Palermo in Mendoza Plaza Shopping is 85.4%.

(4)	Alto Palermo has an effective interest of 54% in ERSA, a company that operates the concession of this building.

(5)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Credit Card Operations

The credit card market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina, most of which have substantially greater financial resources than we do and (ii) the strong market position of both Visa and Mastercard in Argentina. Our principal competitors in various segments of the credit card market include:

•	International and domestic Cards: Visa, Master, AMEX, Cabal, Diners and Carta Franca.

•	Regional cards: Naranja, Provencred, Efectivo Sí and Credilogros.

•	Zonal cards: Italcred, Carta Sur, Crédito Actual and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Century.

•	Banks: Columbia, Itaú, Comafi, Privado and others.

•	International financial companies: GE Capital and Cetelem.

Development and Sale of Properties

A large number of companies are currently competing with us in the development and sale of properties in Argentina. This segment is highly fragmented, and an increasing number of companies are taking advantage of low construction costs and attractive property values, making this segment highly competitive. In addition, there is a substantial supply of comparable properties in the vicinity of our developed properties which may adversely affect our ability to sell our developed properties at prices that generate a positive return on our investment.

Offices and Other Non-Shopping Center Rentals

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There is a great number of office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Hotels

We own three luxury hotels in Argentina which are managed through strategic alliances by international operators including Sheraton Overseas Management Corporation, Intercontinental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear. The Hotel Llao Llao is unique for its landscape and beauty, and our other two hotels, Hotel Intercontinental and Hotel Sheraton Libertador, are located in the City of Buenos Aires. We compete with many other leading luxury hotels in the City of Buenos Aires including, among others: Abasto Plaza, Alvear Palace, Caesar Park, Claridge, Emperador, Feir’s Park, Four Seasons, Hilton, Loi Suites, Marriot Plaza, Meliá, NH City, Panamericano, Sheraton, Sofitel, Madero, MayFlower, Etoile, Faena, and Regal Pacific.

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

Leases

Argentine law imposes certain restrictions on landlords, including:

a prohibition to include price adjustment clauses based on inflation increases in lease agreements; and

the imposition of a three-year minimum lease term for retail property, except in the case of stands and/or spaces in markets and fairs.

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

if because of the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide about the difference in each particular case; and

pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Under the Argentine Civil Code and the Lease Law No. 23,091, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options –leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Lease Law No. 23,091, as amended by Law No. 24,808 provides that tenants may rescind commercial lease agreements after the first six months by sending a written notice at least 60 days before the termination of the contract. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.

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

On February 4, 2003, the Argentine government enacted Decree No. 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in May 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property will be suspended until December 2006.

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust by means of which the Executive Branch will refinance the mortgage debts and reschedule the maturity date. Financial institutions were given until a period of 60 business days from the enactment of the law to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion System. The term for financial institutions to accept the mechanism was extended in several occasions by Decree No. 352/2004, Law No. 26,062, Decree No. 352/2004, Law No. 26,062, Law No. 26,084 and Law No. 26,103.

This term was however extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The above mentioned law extends the term 120 days as of the day of its publication and suspends foreclosure proceedings for an additional 120 days period. In addition, Law No. 26,103 extended the duration of these measures to 180 days from the expiration of the extension established by Law 26,062. Recently enacted Law No. 26,167 established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. Such special proceedings give creditors ten days to inform to the debtor the amounts owed to them and thereafter agree with the debtor on the amount and terms of payment. In case of failure by the parties to reach an agreement, payment conditions are to be determined by the judge.

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

Sales and Ownership

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided plots of land regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment. The provisions of this law require, among other things:

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

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act, unless seller registers his decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument will obtain the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property.

Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including those which:

warranty and liability disclaimers;

waiver of consumer rights;

extension of seller rights; and

shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that contract for a price for final use or that of their own benefit or their family or social group:

the acquisition or rental of movable property;

the supply of services; and

the acquisition of new real estate intended for housing, including plots of land acquired with the same purpose, when the offer is public and directed to undetermined persons.

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

The following are excluded from the application of the Consumer Protection Law:

services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority; and

contracts involving used assets, executed between consumers.

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

Until the enactment of Trust Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a proceeding regulated by the Civil and Commercial Procedure Code. The heavy caseload on the courts that hear such matters usually delays the proceeding, which currently takes 1 to 2 years to complete.

Chapter V of Trust Law No. 24,441 institutes a new procedure which may expedite collection of unpaid amounts secured by a mortgage. To be applicable, the new rules, which allow an out-of-court auction, need to be expressly agreed to by the parties in the mortgage contract.

Currently, we include in our mortgages a clause enabling the enforcement of Law No. 24,441. However, there can be no assurance that such collection provisions will accelerate the recovery of unpaid amounts under mortgage guarantees.

On the other hand, the Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 90 days more by Law No. 25,640 dated September 2002, expiring on February, 2003.

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

Pursuant to Argentine law, fees and expenses related to collection procedures must be borne by the debtor, and the proceeds from any auction of the property may be used for the settlement of such obligation.

Although our mortgages are U.S. dollar-denominated, Decree No. 214/2002 and Decree No. 762/2002 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

financial obligations were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CER for commercial leases;

from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CVS;

if because of the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide about the difference in each particular case; and

pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

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

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010, regulates different aspects of the business known as “credit card system.” The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop S.A.

Antitrust Law. Law No. 25,156 prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies (i) which hold 25% or more of the relevant market or (ii) which exceed the accumulated sales volume by approximately Ps.200.0 million in Argentina or Ps.2,500 million worldwide; then the respective concentration should be submitted for approval to the Comisión Nacional de Defensa de la Competencia, or Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in total Ps.20.0 million or Ps.60.0 million in the last 36 months, these transactions must be notified to the Antitrust Authority. As the consolidated annual sales volume of Alto Palermo and IRSA exceed Ps.200.0 million, IRSA should give notice to the Antitrust Authority of any concentration provided for by the Antitrust Law. After our acquisition of Bouchard 557, we asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised us that we were in fact required to so notify it, and we challenged such opinion in the local courts. We filed a new request for the Antitrust Authority’s opinion regarding our acquisition of Bank Boston Tower on August 30, 2007, and it advised us that we were in fact required to so notify it, and we challenged such opinion in the local courts.

C. Organizational Structure

The following is our organizational chart and our principal subsidiaries as of June 30, 2007:

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2007.

Subsidiary	Activity	Country of Incorporation	Ownership percentage(1)	Voting power percentage(1)	Total net income percentage
Ritelco S.A.	Investment	Uruguay	100%	100%	0.0%
Patagonian Investment S.A.	Investment	Argentina	100%	100%	0.0%
Palermo Invest S.A.	Investment	Argentina	100%	100%	0.0%
Rummaala S.A	Real estate	Argentina	100%	100%	0.0%
Solares de Santa María S.A.	Real estate	Argentina	90%	90%	0.01%
CYRSA	Real estate	Argentina	100%	100%	0.0%
Pereiraola S.A.	Real estate	Argentina	100%	100%	0.0%
Inversora Bolivar S.A(4)	Real estate	Argentina	100%	100%	7.75%
Hoteles Argentinos S.A.	Hotel	Argentina	80%	80%	3.97%
Llao Llao Resorts S.A.	Hotel	Argentina	50%	50%	6.51%
Alto Palermo S.A.(2)	Shopping Centers	Argentina	62.48%	62.48%	65.41%
Canteras Natal Crespo S.A.(3)	Real estate	Argentina	50%	50%	0.01%

(1)	It does not contemplate irrevocable contributions.

(2)	Alto Palermo’s Consolidated Information.

(3)	We have joint control of Canteras Natal Crespo S.A., a land reserve for a future development, with ECIPSA. See Note 2.6 to our audited consolidated financial statements.

(4)	Percentage of total net income based upon Inversora Bolivar’s consolidated results which include those of Nuevas Fronteras S.A.

We have a significant interest in Banco Hipotecario, an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2007, we owned 11.76% of Banco Hipotecario, and 5.0% of such ownership was through our subsidiary Ritelco S.A. Also, as of June 30, 2007, the voting power held by IRSA and Ritelco S.A. in Banco Hipotecario was 18.4%.

D. Property, Plant and Equipment

Property

As of June 30, 2007, all of our property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, and shopping centers) was located in Argentina. We lease our headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to two lease agreements that expire on February 28, 2014 and November 30, 2008, respectively. We do not currently lease any material properties other than our headquarters.

The following table sets forth certain information about our properties:

Property(12)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./ 000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate(13)
Intercontinental Plaza(3)	11/18/97	22,535	City of Buenos Aires	94,992	—	—	—	—	—	Office Rental	100.0%
Dock del Plata	11/15/06	7,921	City of Buenos Aires	26,194	—	—	—	—	—	Office Rental	100.0%
Bouchard 710	06/01/05	15,014	City of Buenos Aires	68,390	Mortgage(9)	14.8	May-08	1.3	Fixed Rate 8.5%	Office Rental	100.0%
Bouchard 551	03/15/07	33,324	City of Buenos Aires	241,899	—		—	—	—	Office Rental	100.0%
Libertador 498	12/20/95	10,533	City of Buenos Aires	41,061						Office Rental	100.0%
Maipú 1300	09/28/95	10,280	City of Buenos Aires	42,347	—	—	—	—	—	Office Rental	100.0%
Laminar Plaza	03/25/99	6,521	City of Buenos Aires	29,187						Office Rental	100.0%
Madero 1020	12/21/95	215	City of Buenos Aires	1,694	—	—	—	—	—	Office Rental	100.0%
Reconquista 823/41	11/12/93	5,016	City of Buenos Aires	19,093	—	—	—	—	—	Office Rental	100.0%
Suipacha 652/64	11/22/91	11,453	City of Buenos Aires	12,292	Mortgage(8)	41.1	Abr-10	41.1	—	Office Rental	100.0%
Edificios Costeros	03/20/97	6,389	City of Buenos Aires	18,471	—	—	—	—	—	Office Rental	95.7%

Property (12)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./ 000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (13)
Costeros Dique IV	08/29/01	5,437	City of Buenos Aires	20,875						Office Rental	96.0%
Works in progress Dique IV	12/02/97	N/A	City of Buenos Aires	9,684	—	—	—	—	—	Office Rental	N/A
Madero 942	08/31/94	768	City of Buenos Aires	2,468	—	—	—	—	—	Office Rental	100.0%
Av. De Mayo 595/99	08/19/92	1,958	City of Buenos Aires	5,134	—	—	—	—	—	Office Rental	100.0%
Av. Libertador 602	01/05/96	638	City of Buenos Aires	2,831	—	—	—	—	—	Office Rental	100.0%
Rivadavia 2774	09/19/91	274	City of Buenos Aires	295	—	—	—	—	—	Office Rental	100.0%
Sarmiento 517	01/12/94	39	City of Buenos Aires	98	—	—	—	—	—	Office Rental	100.0%
Constitución 1111	06/16/94	312	City of Buenos Aires	777	—	—	—	—	—	Commercial Rental	48.0%
Santa María del Plata	07/10/97	60,100	City of Buenos Aires	12,494	—	—	—	—	—	Others Rentals	100.0%
Thames(3)	11/01/97	33,191	Province of Buenos Aires	3,899	—	—	—	—	—	Others Rentals	100.0%
Constitución 1159	06/16/94	2,072	City of Buenos Aires	2,050	—	—	—	—	—	Others Rentals	100.0%
Other Properties(10)	N/A	331	City and Province of Bs. As.	3,209	—	—	—	—	—	Office Rental	N/A

Property (12)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance		Outstanding principal amount Ps./ 000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (13)
Alto Palermo Shopping(5)(4)	11/18/97	18,210	City of Buenos Aires	175,517	—		—	—	—	—	Shopping Center	99.6%
Abasto(4)	07/17/94	39,683	City of Buenos Aires	187,436	—		—	—	—	—	Shopping Center	97.0%
Alto Avellaneda(4)	11/18/97	27,336	City of Avellaneda	89,664	—		—	—	—	—	Shopping Center	95.0%
Paseo Alcorta(4)	06/06/97	14,403	City of Buenos Aires	64,432	—		—	—	—	—	Shopping Center	99.0%
Patio Bullrich(4)	10/01/98	10,978	City of Buenos Aires	103,137	—		—	—	—	—	Shopping Center	100.0%
Alto Noa(4)	03/29/95	18,831	City of Salta	27,040	—		—	—	—	—	Shopping Center	100.0%
Buenos Aires Design(4)	11/18/97	13,988	City of Buenos Aires	16,082	—		—	—	—	—	Shopping Center	100.0%
Alto Rosario(4)	11/09/04	30,261	City of Rosario	84,145	—		—	—	—	—	Shopping Center	93.4%
Mendoza Plaza(4)	12/02/94	39,392	City of Mendoza	89,004	—		—	—	—	—	Shopping Center	95.9%
Córdoba Shopping(4)	12/27/07	11,056	City of Córdoba	75,508	Mortgage	(9)	16.3	Oct-37	—	Libor + 1.5%	Shopping Center	99.0%
Panamerican Mall(4)	06/29/06	28,741	City of Buenos Aires	167,606	—		—	—	—	—	Shopping Center (in construction)	N/A

Property (12)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./ 000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (13)
Neuquén(4)	07/08/99	N/A	Province of Neuquén	12,302	—	—	—	—	—	Shopping Center (in construction)	N/A
Puerto Retiro(3)	05/18/97	82,051	City of Buenos Aires	54,861	—	—	—	—	—	Land Reserve	N/A
Caballito	11/03/97	20,968	City of Buenos Aires	9,223	—	—	—	—	—	Land Reserve	N/A
Santa María del Plata	07/10/97	675,952	City of Buenos Aires	135,785	—	—	—	—	—	Land Reserve	N/A
Pereiraola(6)	12/16/96	1,299,630	Province of Buenos Aires	21,717	—	—	—	—	—	Land Reserve	N/A
Canteras Natal Crespo	07/27/05	4,320,000	Province of Córdoba	5,559	—	—	—	—	—	Land Reserve	N/A
Vicente López	01/16/07	29,564	Province of Buenos Aires	115,623	—	—	—	—	—	Land Reserve	N/A
Others Reserves of Land(7)	N/A	14,628,354	City and Province of Bs.As.	80,623	—	—	—	—	—	Land Reserve	N/A
Residential apartments, communities and others(11)	N/A	80,761	City and Province of Bs.As.	211,497	—	—	—	—	—	Residential apartments and others	N/A
Hotel Llao Llao	06/01/97	15,000	City of Bariloche	66,992	—	—	—	—	—	Hotel	71.8%
Hotel Intercontinental	11/01/97	37,742	City of Buenos Aires	61,404	—	—	—	—	—	Hotel	69.4%

Property (12)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./ 000(2)	Encumbrance	Outstanding principal amount Ps./ 000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (13)
Hotel Libertador	03/01/98	17,463	City of Buenos Aires	40,950	Mortgage	18.6	Mar-10	15.6	Libor 3M+450bps	Hotel	82.9%
Terrenos Bariloche	12/01/06	N/A	Province of Rio Negro	21,900	Mortgage	7.3	Dic-09	0.3	Libor Rate+700Bps	Hotel	N/A

(1)	Total leaseable area for each property. Excludes common areas and parking spaces.

(2)	Cost of acquisition or development (adjusted as discussed in Note 2.c to the consolidated financial statements), plus improvements, less accumulated depreciation, less allowances.

(3)	Through IBSA.

(4)	Through Alto Palermo. We own a 54% interest in ERSA. Currently our shares of Emprendimiento Recoleta S.A. are pledged.

(5)	Shopping Alto Palermo (“SAPSA”) is owned by Alto Palermo. On January 18, 2001, (i) Alto Palermo issued Series A Senior Notes for US$40 million and (ii) Alto Palermo and SAPSA co-issued Series B Senior Notes for US$80 million that will be severally paid by Alto Palermo and SAPSA. The Series A and B Senior Notes (the “Senior Notes”) are due in 2005. The payment of the total amount of the Senior Notes is guaranteed by a Trust Agreement pursuant to which all of Alto Palermo’s shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 between Alto Palermo and Ritelco, as shareholders of SAPSA and as Trustors, Río Trust S.A., as Trustee, and the holders of the Senior Notes as beneficiaries. At June 30, 2005, we fully cancelled the Senior Notes outstanding.

(6)	Directly through IRSA and indirectly through IBSA.

(7)	Includes the following land reserves: Terrenos Pilar, Padilla 902 and Terreno Torre Jardín IV (through IRSA), Terreno Pontevedra; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II and Merlo (through IBSA), and Terreno Rosario, Terreno Caballito and the Coto project (through Alto Palermo).

(8)	As security for compliance with the construction of the future building to be constructed in a plot of land in Vicente Lopez, Province or Buenos Aires and transfer of the future units, the company’s property located at Suipacha 652 was mortgaged.

(9)	Right over real property granted by a debtor to a creditor whereby the creditor is authorized to receive the income from such property to cancel interest and/or principal under existing debt.

(10)	Includes the following properties: retail stores in Abril (through IRSA and Inversora Bolivar) and Crucero I (through IRSA).

(11)	Includes the following properties: Torre Jardín, Edificios Cruceros; Barrio Chico, Concepción Arenal, Torre Caballito, Torre Renoir I and II, Lotes de Abril, Villa Celina I, II and III; Rivadavia 2768, Dock XIII and Sarmiento 517 (through IRSA).

(12)	All assets are owned by IRSA or through any our subsidiary.

(13)	Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.

On October 29, 2007 we paid US$ 24.3 million of principal and US$ 0.35 million of accrued interest of our secured floating rate notes due November 2009 and US$ 14.95 million of principal and US$ 0.21 million of accrued interest of our unsecured loan agreement. The payment of such debt produced the cancellation of the mortgages that we had in connection with the issuance of the collateralized notes (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV).

Insurance

We carry insurance policies with insurance companies we consider to be financially sound. We employ multi-risk insurance for our shopping centers, which covers fire damage and negligence liability, electrical and water damages, theft and business interruption. We have had to make a limited number of claims under our shopping centers’ insurance, including a claim for a fire at Alto Avellaneda Shopping on March 5, 2006 and to date we have been able to recover substantially all of those claims from our insurers.

In our Development and Sale of properties segment, we only maintain insurance when we retain ownership of the land under development or when we develop the property ourselves. Our liability and fire insurance policies cover potential risks such as property damages, business interruption, fire, falls, collapse, lightning and gas explosion. Such insurance policies have specifications, limits and deductibles which we believe are customary. We maintain insurance policies for our properties after the end of construction only if we retain ownership, primarily in the Offices and Other Non-Shopping Center Rental Properties segment.

We carry directors and officers’ insurance covering management’s civil liability, as well as legally mandated insurance, including employee personal injury. We do not provide life or disability insurance for our key employees as benefits. We believe our insurance policies are adequate to protect us against the risks for which we are covered. However, no assurances can be given that the amount of insurance we carry will be sufficient to protect us from material loss. See “Risk Factors—Risks Related to our Business—Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.”

Item 4A.	Unresolved Staff Comments.

This section is not applicable.

ITEM 5.	Operating and Financial Review and Prospects

A. Operating Results

The following Operating and Financial Review and Prospects should be read in conjunction with Item 3: “Key Information-Selected Financial Data” and our audited consolidated financial statements and related notes appearing elsewhere in this annual report. This “Operating and Financial Review and Prospects” discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “will,” “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many risk factors, including those set forth elsewhere in this annual report.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2007, 2006 and 2005 relate to our fiscal years ended June 30, 2007, 2006 and 2005, respectively.

We maintain our financial books and records in Pesos. We prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 17 to our audited consolidated financial statements included elsewhere in this annual report herein for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income and shareholders’ equity.

In order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP for the years ended June 30, 2006 and 2005.

However, such departure had not had a material effect on our consolidated financial statements. As further discussed below, the CPCECABA issued revised accounting standards, one of which required companies to account for deferred income taxes on an undiscounted basis, thus aligning its accounting practices with that of the Comisión Nacional de Valores. Since the Comisión Nacional de Valores adopted the CPCECABA standards effective for our fiscal year beginning July 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the Comisión Nacional de Valores regulations.

Our Results of Operations

Overview

Our historical financial results have been, and are expected to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in Argentina (and in particular in the Buenos Aires metropolitan area where our activities and investments are concentrated). From December 2001 through most of 2002, Argentina experienced a crisis that virtually paralyzed its economy and led to radical changes in government policies. Argentina’s trade and fiscal deficits and the rigidity of its fixed exchange rate system (known as the convertibility regime), combined with the country’s excessive reliance on foreign capital and with its mounting external debt, resulted in a deep contraction of the economy and in banking and fiscal crises when capital started to leave the country.

In response to the political and economic crisis, the Argentine government undertook a number of far-reaching initiatives that significantly changed the monetary and foreign exchange regime and the regulatory framework for conducting business in Argentina. Between December 2001 and January 2002, Argentina abolished the fixed parity between the Peso and the U.S. dollar, rescheduled bank deposits, asymmetrically pesified debts and suspended payment on a significant portion of its public debt.

Most sectors of the Argentine economy were severely affected by the crisis and regulatory changes. In April 2002, the economy started its path to stabilization and realized a clear improvement of economic variables during the second half of the year, mainly as a result of expanding exports and decreasing imports. While the devaluation of the Peso had significant adverse consequences, it did result in a positive balance for Argentina’s current account, which fostered a reactivation of domestic production. The sharp decline in the Peso’s value against foreign currencies, together with a decline in production costs in U.S. dollar terms, made Argentine products relatively inexpensive in the export markets. At the same time, the costs of imported goods increased significantly due to the devaluation of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

During the second half of 2002, Argentina’s GDP increased 4.4%, and the consumer price index inflation was 8.0% for the six-month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. The improving economic conditions, particularly the reduction of capital outflows from the Argentine economy and the banking system, allowed the government to begin lifting restrictions on bank withdrawals in November 2002.

Despite the improvement in economic conditions during the second half of 2002, Argentina’s overall GDP contracted 10.9% for the full year, receding to 1993 values, investment collapsed (with, for example, negative growth of 43% in the second quarter compared to the second quarter of 2001), and inflation increased sharply. The main impact of the crisis was the tremendous social hardship. Unemployment rose from 12.9% to 19.7% between 1998 and 2002, real wages declined 24% in 2002, and the poverty index increased from 29% of the population in 2000 to 52% in 2002.

In May 2003, Argentina’s political environment was reorganized when Dr. Néstor Kirchner took office as president. The economy continued to show indications of recovery, as GDP grew 8.8% in 2003. A combination of sound fiscal and monetary policies kept consumer price inflation under control at 3.5% in 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation (amounting to Ps.7.8 billion), and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. The unemployment rate decreased to 17.3% in 2003 and real wages began to recover.

During 2004 and 2005, the Argentine economy continued to grow. GDP grew 9.0% in 2004 and 9.0% in 2005 according to the Central Bank’s survey of independent forecasting firms. Inflation remained relatively low in 2004 although it almost doubled to 6.1% from 2003, and it increased to 12.3% during 2005 and 9.8% during 2006.

In June 2005, the Argentine government completed a restructuring of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms. Approximately US$19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding.

Over the past four years, the Argentine economy has recovered significantly from the crisis, and the business environment has largely stabilized. We believe that the current recovery has led to significant improvements and sets the stage for growth opportunities. Nevertheless, we cannot assure you that the favorable economic conditions that Argentina has experienced in recent years will continue. See “Risk Factors—Risks Related to Argentina.”

Economic Recovery and Improvements in our Business Segments

Shopping centers

The profitability of our shopping center business is highly sensitive to consumer spending, overall GPD growth in Argentina and availability of financing. The contraction in consumer spending and the greater reliance on informal and low quality products that characterized the Argentine economy during the crisis has been significantly lessened along with an increase in GPD growth. This economic reactivation has significantly increased the revenues of Alto Palermo, our subsidiary engaged in shopping center ownership and operation. During the fiscal years ended June 30, 2005, 2006 and 2007, our shopping center revenues were Ps.165.5 million, Ps.215.0 million and Ps.270.3 million respectively.

Credit card operations

Tarshop S.A. is a subsidiary of Alto Palermo through which we have rolled out a credit card business. Economic reactivation and the consequent increase in consumer spending have been fueling the growth in this business as in the case of the shopping center segment. Conceived originally as a marketing tool intended to stimulate sales at our shopping centers, Tarshop’s credit card business has extended beyond our shopping centers, becoming one of the fastest growing credit card businesses in the consumer credit industry in Argentina. As of June 30, 2007, Tarshop had 712,000 outstanding credit card accounts with more than Ps.700 million in outstanding loans most of which had been securitized as of such date. During the fiscal years ended June 30, 2005, 2006 and 2007, the revenues of our credit card operations were Ps.64.6 million, Ps.123.0 million and Ps.213.0 million, respectively.

Development and sale of properties

Demand for new residential units is influenced by a number of factors, including employment rates, short-term and long-term interest rates, availability of government-sponsored and private mortgage financing programs and products, consumer confidence, governmental policies, demographic factors and, to a lesser extent, changes in property taxes, energy costs and federal income tax rates. In addition, the feasibility of developing and marketing new residential units depends on a number of factors such as the inventory of existing units, zoning restrictions, government policies, cost and availability of land, construction and sales costs and the availability of financing on reasonable terms, among other factors. At the time of the crisis, residential sales came to a virtual standstill and real estate prices fell sharply. During the last four years, the market has begun to recover, making gradual progress. This continuing market stabilization accounts for much of the revenue increase in our development and sale of properties segment. During the fiscal years ended June 30, 2005, 2006 and 2007, our development and sale of properties segment had revenues of Ps.32.3 million, Ps.104.0 million and Ps.75.8 million, respectively.

Offices and other non-shopping center rental properties

The profitability of offices and other non-shopping center rental properties segment is similarly affected by the macroeconomic factors described above. Favorable market conditions and the incidence of bankruptcy are also closely related to levels of vacancy and to the price at which we can lease our premises which in turn adversely affect our revenues in this segment. During the 2001 Argentine economic crisis and its aftermath, few development projects were built in Argentina. However, demand for office space and rental properties has increased substantially during the last four years, significantly raising prices. During the fiscal years ended June 30, 2005, 2006 and 2007, our offices and other non-shopping center rental properties segment had revenues of Ps.19.4 million, Ps.30.6 million and Ps.55.7 million, respectively.

Hotel operations

The revenues from our hotel business are also highly sensitive to market conditions. For example, the devaluation of the Peso following the repeal of the Convertibility Law made Argentina a less expensive, and therefore a more attractive, tourist destination, significantly increasing the influx of foreign tourists. The appreciation of foreign currency also rendered domestic travel destinations more appealing to the Argentines, many of whom replaced foreign travel with local travel. During fiscal years ended June 30, 2005, 2006 and 2007, our Hotel operations segment had revenues of Ps.87.1 million, Ps.103.8 million and Ps.122.7 million, respectively.

Factors Affecting Comparability of Results of Operations

Described below are certain considerations that will facilitate an understanding of our overall operating results. These factors are based upon the information which is currently available to us and do not represent all of the factors that are relevant to an understanding of our current and future results of operations.

Recent gains on equity investees

We currently own 11.8% of Banco Hipotecario, Argentina’s leading mortgage lender in terms of mortgage loans granted and provider of mortgage-related insurance and mortgage loan services. Banco Hipotecario consummated a restructuring of its financial indebtedness in 2004 and since that time has recorded improving results of operations. For fiscal years ended June 30, 2006 and 2007, our investment in Banco Hipotecario generated a gain of Ps.47.0 million and Ps.41.4 million respectively. The gains we recorded in our 2006 and 2007 fiscal years represented 48.7% and 38.6%, respectively, of our consolidated net income for such years. We cannot give you any assurance that our investment in Banco Hipotecario will continue to generate similar gains, if any, in the future.

Variability of results due to substantial property acquisitions and dispositions

The development and sale of large residential and other properties does not yield a stable, recurring stream of revenue. On the contrary, large acquisitions and sales significantly affect revenues for a reporting period, making it difficult to compare our year-to-year results. For example, the Ps.31.0 million sale to a third party of 10% of the plot known as Santa María de Plata and the Ps.26.2 million sale of plot Z of Dique III have significantly impacted our results for our 2007 fiscal year. Our historical revenues have varied from period to period depending upon the timing of sales of properties, and our future period-on-period results of operations are likely to continue to vary, perhaps significantly, as a result of periodic acquisitions and dispositions of properties.

Critical Accounting Policies and Estimates

In connection with the preparation of the our consolidated financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms our judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

revenue recognition;

purchase accounting of real estate assets;

useful lives of real estate assets;

provision for allowances and contingencies;

impairment of long-lived assets;

debt restructuring;

deferred income tax; and

minimum presumed income tax.

Revenue recognition

We primarily derive our revenues from domestic office space and shopping center leases and services operations, from the development and sale of properties, from credit card operations and from hotel operations.

Accounting for real estate barter transactions. During the years ended June 30, 2007, 2006 and 2005 we entered into certain non-monetary transactions with third parties pursuant to which we sold plots of land in the ordinary course of business in exchange for cash and/or other real estate properties. Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss was recognized at the time of the exchange. We believe that this accounting policy is a “critical accounting policy” because the impact of accounting for real estate barter transactions under this method could have a material effect on our consolidated balance sheet as well as on our results of operations.

Recognition of inventories at net realizable value. Inventories, on which we received payments in advance that establishes the sales price and the terms and conditions of the contract assuring the closing of the transaction and the realization of the gain, are valued at net realizable value. At June 30, 2007, payments for Ps.20.7 million were valued according to these criteria, which was principally applied to the following developments: “Dock III – Plot X” for Ps.18.4 million and “San Martín de Tours” for Ps.1.5 million. We believe that the accounting policy related to recognition of inventories at net realizable value is a “critical accounting policy” because the impact of accounting under this method could have a material effect on our consolidated balance sheet as well as on our results of operations. The performance of a sensitivity analysis, which reduced the market value of the properties by 5%, would have resulted in a smaller “Gain from recognition of inventories at net realizable value” by Ps.2.3 million for our fiscal year ended June 30, 2007.

Leases and services from shopping center operations. We account for our leases with tenants as operating leases. We generally charge tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Certain of our lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, we do not recognize contingent rents until the required thresholds are exceeded.

Our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties of one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. We recognize administration fees monthly when earned. In addition to rent, we generally charge tenants admission rights. Admission rights are non-refundable admission fees that tenants may be required to pay upon entering into a lease or upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. We recognize admission rights using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

We also derive revenues for parking lot fees charged to visitors. We recognize parking revenues as services are performed.

Leases and services from office and other buildings. We account for our leases with tenants as operating leases. We charge tenants a base rent on a monthly basis. We recognize rental income on a straight-line basis over the term of the leases.

Development and sale of properties. We record revenue from the sale of properties when all of the following criteria are met: (a) the sale has been consummated (a sale is not considered consummated until (i) the parties are bound by the terms of a contract, (ii) all consideration has been exchanged, (iii) any permanent financing for which the seller is responsible has been arranged and (iv) all conditions precedent to the closing have been performed); (b) we determine that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property (the adequacy of a buyer’s initial investment is measured by (i) its composition and (ii) its size compared with the sales value of the property); (c) our receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer); and (d) we have transferred to the buyer the risk and rewards of ownership and does not have a continuing involvement in the property.

We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements. The balance of the purchase price is due upon delivery of the constructed and completed unit.

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

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property and/or unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Credit card operations.We derive revenues from credit card transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; and (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis.

Hotel operations We recognize revenues from occupation of rooms, catering, and restaurant facilities as earned on the close of each business day.

Purchase accounting of real estate assets

We allocate the purchase price to assets acquired and liabilities assumed on a gross basis based on their fair values at the date of acquisition pursuant to the provisions of Technical Resolution No. 18 Specific Considerations for the Preparation of Financial Statements (“RT No. 18”). In estimating the fair value of the tangible and intangible assets and liabilities acquired, we consider information obtained about each property as a result of our due diligence, marketing and leasing activities. It applies various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. Depending upon the size of the acquisition, we may engage an outside appraiser to perform a valuation of the tangible and intangible assets acquired. We are required to make subjective estimates in connection with these valuations and allocations.

When the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases and tenant relationships, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

Useful lives of real estate assets

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on our net income. If we would lengthen or shorten the expected useful life of a particular asset, it would be depreciated over more or less years and result in less or more depreciation expense and higher or lower net income.

Provisions for allowances and contingencies

We provide for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the terms of our agreements. Allowances are determined on a case-by-case basis, where applicable, by considering the present value of expected future cash flow or the fair market value of collateral if the loan is securitized. Determinations that an allowance should be recognized are dependent on information available at the time of the determination. As a result, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used at the time of the determination. We have considered all events and/or transactions subject to reasonable and standard estimation procedures. The consolidated financial statements reflect these considerations.

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

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. We determine the fair market value of a long-lived asset primarily using independent appraisals and utilizing anticipated cash flows discounted at a rate commensurate with the risk involved. The reposition value is mainly determined using independent appraisals or projections of future cash flows. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Impairments are allocated to the results of the period.

Under Argentine GAAP a previously recognized impairment loss is reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying value of the asset is the lower of its fair market value or the net carrying value the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. U.S. GAAP prohibits the reversal of a previously recognized impairment charge.

We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management and/or independent appraisers to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices, which requires significant adjustments because actual prices and vacancy rates have fluctuated in the past and are expected to continue to do so; and

•

the impact that recognizing an impairment would have on assets reported on our balance sheet as well as on the results of our operations could be material. Independent appraisals about future sales prices and future vacancy rates require significant judgment because actual sales prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

As of June 30, 2002 we had reviewed our assets in all segments for impairments due to the continued deterioration of the Argentine economy. As a result, as of June 30, 2002, we had recognized an impairment of Ps.140.6 million. During fiscal years 2003 and 2005, we also recognized, impairment losses totaling Ps.14.0 million and Ps.0.2 million, respectively. As a result of increases in the fair market values of the assets for which we had recognized impairment losses, we partially reversed those impairment losses, recognizing gains of Ps.25.4 million, Ps.63.0 million, Ps.28.2 million , Ps.12.6 million and Ps.2.6 million, for the years ended June 30, 2003, 2004, 2005, 2006 and 2007 respectively. Assets related to our business segments represented approximately 98.5% of our total long-lived assets as of June 30, 2007.

The fair market value of our office and rental properties was determined following the rent value method, taking into consideration each property’s future cash flow, its comparability with other properties in the market and its historic vacancy rates. The price per square meter of our properties varies according to the category and type of building, and to each property’s idiosyncratic traits. Vacancy rates are the lowest in history with rates below 2%. Moreover, we currently believe that a significant amount of new office space, comparable to our existing buildings, is not likely to become available in the City of Buenos Aires during our next two or three fiscal years. We applied an assumed 5% vacancy rate in preparing our cash flow analyses. For buildings we consider to be Class A (those having the best location and condition) the average price per square meter used was between Ps.68 and Ps.74 per square meter per month, while for buildings we consider to be Class A/B (having very good location and/or condition) the average price was between Ps.37 and Ps.49 per square meter per month, and for buildings we consider Class B/C (those having good location and/or condition) it was Ps.31 per square meter per month. The performance of a sensitivity analysis, which would have reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses of Ps.0.4 million, as of June 30, 2007.

With respect to our Hotel Operations segment, the discounted cash flows methodology was applied by taking the forecasts of each hotel in a 10-year flow and discounting such estimated amounts at rates according to risk, location and other relevant factors. The cash flows to be discounted considered revenues per room, per guest, per additional charge as well as the fixed and variable expenditures related to the transaction. Rate increases and occupancy variations were estimated based on the information supplied by each hotel’s management and comparing them to industry-specific data in the local market. We believe that tourism activities and related industries in Argentina have grown in the range of 13% to 18% over the last 12 months, well above worldwide figures, according to inbound traveling and spending statistics provided by the National Tourism Agency.

Shopping centers were valued according to the rent value method. We calculated discount rates considering each property’s location, its comparability with other properties in the market, its historic rental income, vacancy rates and cash flow. The average discount rates we used ranged between 10.0% and 10.4%, and the average price per leasable square meter was Ps.7,043 and the average vacancy rate was calculated taking into consideration the real vacancy.

We used the open market method for determining the fair market value of our land reserves and inventories. We estimated the value of each site by taking into consideration the value of the property according to its surface area and location, as well as the availability of inventory. The performance of a sensitivity analysis, which would have reduced the fair market value of these properties by 5% would have resulted in increased recognition of impairment losses as of June 30, 2007, of Ps.0.7 million.

Debt restructuring

Extension of the maturity date of Alto Palermo’s Convertible Notes. On August 20, 2002, Alto Palermo issued an aggregate amount of US$50.0 million of unsecured convertible notes in exchange for cash and the settlement of certain liabilities. These convertible notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares (at a conversion ratio of US$0.3240 per share) and originally matured on July 19, 2006. On May 2, 2006, Alto Palermo’s noteholders resolved to extend the maturity date of these convertible notes through July 19, 2014, the remaining terms and conditions remained unchanged.

Under Argentine GAAP, an exchange or modification of debt instruments is deemed to result in a substantially different debt instrument if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value, and that amount should be used to determine the extinguishment gain or loss to be recognized.

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

We believe that the accounting policy related to the extension of Alto Palermo’s convertible notes’ maturity date is a “critical accounting policy” because it required our management to make an estimate of the present value of the future cash flows, using an estimated discount rate which is highly susceptible to changes from period to period. The impact on the fair market value of our debt instruments could be material. Based on the analysis performed, we concluded that the instruments were not substantially different and accordingly the old instrument was not extinguished.

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

Minimum presumed income tax

We calculate the minimum presumed income tax provision by applying the current 1% rate on computable assets at the end of the year. This tax complements the income tax. Our tax obligation each year will coincide with the highest amount due under either of these two taxes. However, if the minimum presumed income tax provision exceeds income tax in a given year, the amount in excess of income tax can be offset against income tax arising in any of the following ten years.

We have recognized the minimum presumed income tax provision paid in previous years as a credit as we estimate that it will offset future years’ income tax.

We believe that the accounting policy relating to the minimum presumed income tax provision is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our future results that are highly susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Business Segment Reporting

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are “shopping centers,” “credit card operations,” “development and sale of properties,” “offices and other non-shopping center rental properties,” “hotel operations” and “financial operations and others.”

A general description of each segment follows:

Shopping centers. This segment includes the operating results of our shopping centers principally consisting of lease and service revenues from tenants.

Credit card operations. We operate a credit card consumer finance business through Alto Palermo’s majority-owned subsidiary Tarshop. Our Credit card operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card activities through securitization of the receivables underlying the accounts we originate. Our revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance and fees for data processing which consist of processing and printing cardholder’s account statement.

Development and sale of properties. This segment includes the operating results of our construction and/or sale of residential buildings business.

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

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on net income. We do not depend on any one customer for the majority of our business.

Allocation of expenses and other gains to business segments

Allocation of selling expenses to business segments

Selling expenses directly attributable to the shopping centers, credit card operations and hotel operations segments are directly allocated to these segments. These expenses are incurred individually by these segments. All other selling expenses are allocated appropriately among the remaining segments based on the specific segment which incurred the expenses.

Allocation of administrative expenses to business segments

Administrative expenses directly attributable to the shopping centers, credit card operations and hotel operations segments are directly allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties segment and the offices and other non-shopping center rental properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 53.1% and 46.9% of administrative expenses (excluding expenses directly attributable to the shopping centers, credit card operations and hotel operations segments) are allocated to the development and sale of properties segment and the offices and other non-shopping center rental properties segments, respectively.

Allocation of results from retained interest in securitized receivables to business segments

Alto Palermo’s profits from its interest in Tarjeta Shopping are allocated to our credit card operations segment.

Allocation of results from operations and holdings of real estate assets, net

These results are allocated to the segment that generates them, which are shopping centers, development and sales of properties, offices and other non-shopping center rental properties and hotel operations.

Allocation of the amortization of goodwill

Includes, principally, the amortization of goodwill generated from (i) the acquisition of Alto Palermo, (ii) the acquisition of Alto Palermo’s subsidiaries, (iii) the purchase of Alto Palermo’s Convertible Notes and (iv) the acquisition of 33% interest in Palermo Invest. The amortization is allocated to the segment that generates the corresponding goodwill.

Allocation of financial results to business segments

Financial results, net

Includes interest income, interest on discounting of assets and liabilities, gain on financial operations, financial expenses, exchange gain (loss) and other financial results allocated to each segment, as described below.

Gain (loss) on financial operations

The Shopping centers, Credit card operations and Hotel operations segments each manage their financial operations individually. The results generated on such operations are directly allocated to these segments. The remaining financial gains or losses are shown in the Financial operations and others segment since they are not specifically generated by any other separate segment.

Interest income, interest on discounting of assets and liabilities and financial expenses

Only the results generated by Alto Palermo, Tarjeta Shopping and our hotels are recorded in the Shopping centers, Credit card operations and Hotel operations segments, respectively. The remaining results are prorated among Development and sale of properties, Offices and other non-shopping center rental properties, Shopping centers, Credit card operations, Hotel operations and Financial operations and others in proportion to the corresponding assets to each segment.

Exchange gain (loss) and other financial results

In the case of Shopping centers, Credit card operations and Hotel operations, exchange gains (losses) and other financial results are attributed to the segments giving rise to them. The remaining items are recorded in Financial Operations and Others as they are not directly related to any segment.

Allocation of (Loss) gain on equity investees

(Loss) gain on equity investees is allocated to the corresponding segments. (Loss) gain on equity investees carrying out activities not falling under any of our segments of activity are recorded under Financial operations and Others.

Allocation of other expenses, net

The Shopping centers, Credit card operations and Hotel operations segments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the Financial operations and others segment since they are not specifically generated by any other separate segment.

Allocation of minority interest

Minority interests are allocated among our respective segments that generate them.

Allocation of income tax and minimum presumed income tax

The corresponding income tax is allocated to the segment that generates it and minimum presumed income tax is prorated among the Development and sale of properties, the Offices and other non-shopping center rental properties and the Financial Operations and Others segments.

The following tables show certain operating data by business activity:

As of and for year ended June 30, 2007	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card operations	Financial operations and others	Total
	(in thousands Ps.)
Income Statement Data
Revenues	75,751	55,683	270,266	122,681	212,965	1,410	738,756
Costs	(57,823)	(16,699)	(91,112)	(68,960)	(76,251)	(802)	(311,647)

Gross profit	17,928	38,984	179,154	53,721	136,714	608	427,109
Gain from recognition of inventories at net realizable value	20,737	—	—	—	—	—	20,737
Selling expenses	(12,846)	(4,376)	(22,346)	(12,175)	(61,966)	—	(113,709)
Administrative expenses	(19,624)	(16,827)	(32,717)	(26,893)	(45,366)	—	(141,427)
Net income from retained interest in securitized receivables	—	—	—	—	3,254	—	3,254
(Loss) gain from operations and holdings of real estate assets, net	(18)	1,845	741	—	—	—	2,568

Operating income	6,177	19,626	124,832	14,653	32,636	608	198,532
Amortization of goodwill	286	1,044	(2,802)	—	—	—	(1,472)
(Loss) gain on equity investees	(491)	—	(818)	(412)	—	41,747	40,026
Financial results, net	(7,088)	(6,256)	(28,190)	(5,268)	825	50,076	4,099
Other income (expenses), net	—	—	(6,382)	160	3,034	(10,912)	(14,100)
Income before taxes and minority interest	(1,116)	14,414	86,640	9,133	36,495	81,519	227,085
Income tax and minimum presumed income tax	(11,786)	(1,987)	(40,798)	(3,102)	(15,455)	(14,411)	(87,539)
Minority interest	(4)	(326)	(22,000)	(1,400)	(8,719)	—	(32,449)
Net income	(12,906)	12,101	23,842	4,631	12,321	67,108	107,097

As of and for year ended June 30, 2007	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card operations	Financial operations and others	Total
	(in thousands Ps.)
Gross margin(b)	0.24	0.70	0.66	0.44	0.64	0.43	0.58
Operating margin(c)	0.08	0.35	0.46	0.12	0.15	0.43	0.27
Net margin(d)	(0.17)	0.22	0.09	0.04	0.06	47.59	0.14
Depreciation and amortization(e)	39	16,256	67,046	12,358	1,297	—	96,996
Balance Sheet Data
Operating assets	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non operating assets	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899
Operating liabilities	31,472	83,073	199,616	23,304	165,713	—	503,178
Non operating liabilities	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(a)	Includes offices, commercial and residential premises.

(b)	Gross profit divided by revenues.

(c)	Operating income divided by revenues.

(d)	Net income divided by revenues.

(e)	Included in operating income.

As of and for year ended June 30, 2006	Development and sale of properties	Offices and other non-shopping center rental properties (1)	Shopping centers	Hotel operations	Credit card operations	Financial operations and others	Total
	(in thousands Ps.)
Income Statement Data
Revenues	103,966	30,565	215,003	103,763	122,969	1,414	577,680
Costs	(54,200)	(8,987)	(77,382)	(57,971)	(43,933)	(1,358)	(243,831)

Gross profit	49,766	21,578	137,621	45,792	79,036	56	333,849
Gain from recognition of inventories at net realizable value	9,063	—	—	—	—	—	9,063
Selling expenses	(1,797)	(1,020)	(15,700)	(10,688)	(30,900)	—	(60,105)
Administrative expenses	(12,807)	(11,315)	(25,837)	(20,998)	(25,925)	—	(96,882)
Net income from retained interest in securitized receivables	—	—	—	—	2,625	—	2,625
Gain from operations and holdings of real estate assets, net	52	2,619	9,499	446	—	—	12,616

Operating income	44,277	11,862	105,583	14,552	24,836	56	201,166
Amortization of goodwill	—	—	(856)	—	(224)	—	(1,080)
(Loss) gain on equity investees	—	—	(1,599)	146	—	43,110	41,657
Financial results, net	(5,383)	(4,579)	(23,273)	(1,935)	106	(5,862)	(40,926)
Other expenses, net	—	—	(9,636)	(415)	(125)	(8,087)	(18,263)
Income before taxes and minority interest	38,894	7,283	70,219	12,348	24,593	29,217	182,554
Income tax and minimum presumed income tax	(2,053)	(2,451)	(40,220)	(3,852)	(8,238)	(1,977)	(58,791)
Minority interest	—	(1,077)	(14,582)	(4,157)	(7,374)	—	(27,190)
Net income	36,841	3,755	15,417	4,339	8,981	27,240	96,573
Gross margin(2)	0.48	0.71	0.64	0.44	0.64	0.04	0.58
Operating margin(3)	0.43	0.39	0.49	0.14	0.20	0.04	0.35
Net margin(4)	0.35	0.12	0.07	0.04	0.07	19.26	0.17
Depreciation and amortization(5)	253	7,903	62,337	9,671	815	—	80,979
Balance Sheet Data
Operating assets	386,740	359,725	1,139,767	145,796	74,148	—	2,106,176
Non operating assets	49,624	46,158	18,536	13,310	10,655	495,662	633,945
Total assets	436,364	405,883	1,158,303	159,106	84,803	495,662	2,740,121
Operating liabilities	15,183	52,688	129,653	21,281	97,969	—	316,774
Non operating liabilities	81,414	72,126	243,303	59,030	13,272	18,447	487,592
Total liabilities	96,597	124,814	372,956	80,311	111,241	18,447	804,366

(1)	Includes offices, commercial and residential premises.

(2)	Gross profit divided by revenues.

(3)	Operating income divided by revenues.

(4)	Net income divided by revenues.

(5)	Included in operating income.

As of and for year ended June 30, 2005	Development and sale of properties	Offices and non- shopping center rental properties (1)	Shopping centers	Hotel operations	Credit card operations	Financial operations and others	Total
	(in thousands Ps.)
Income Statement Data
Revenues	32,311	19,431	165,529	87,120	64,558	940	369,889
Costs	(17,542)	(7,746)	(69,781)	(48,924)	(23,102)	(979)	(168,074)

Gross profit	14,769	11,685	95,748	38,196	41,456	(39)	201,815
Gain from recognition of inventories at net realizable value	17,317	—	—	—	—	—	17,317
Selling expenses	(1,961)	(922)	(10,655)	(9,792)	(13,496)	—	(36,826)
Administrative expenses	(10,080)	(9,771)	(16,548)	(19,434)	(14,837)	—	(70,670)
Net income from retained interest in securitized receivables	—	—	—	—	423	—	423
Gain from operations and holdings of real estate assets, net	521	12,228	13,093	2,096	—	—	27,938

Operating income (loss)	20,566	13,220	81,638	11,066	13,546	(39)	139,997
Amortization of goodwill	—	—	(1,421)	—	(242)	—	(1,663)
(Loss) gain on equity investees	—	—	(1,989)	12,197	—	56,999	67,207
Financial results, net	(5,633)	(4,127)	(17,380)	(4,189)	96	19,385	(11,848)
Other (expenses) income, net	—	—	(8,371)	223	56	(5,997)	(14,089)
Income before taxes and minority interest	14,933	9,093	52,477	19,297	13,456	70,348	179,604
Income tax and minimum presumed income tax	(13,089)	(1,784)	(28,751)	(1,179)	(4,864)	(3,540)	(53,207)
Minority interest	—	(2,112)	(16,317)	(3,824)	(899)	—	(23,152)
Net income	1,844	5,197	7,409	14,294	7,693	66,808	103,245
Gross margin(2)	0.46	0.60	0.58	0.44	0.64	(0.04)	0.55
Operating margin(3)	0.64	0.68	0.49	0.13	0.21	(0.04)	0.38
Net margin(4)	0.06	0.27	0.04	0.16	0.12	71.07	0.28
Depreciation and amortization(5)	252	6,672	57,885	8,824	458	—	74,091
Balance Sheet Data
Operating assets	343,803	364,420	1,093,242	133,035	31,538	—	1,966,038
Non-operating assets	55,442	58,766	3,586	2,136	7,092	431,366	558,388
Total assets	399,245	423,186	1,096,828	135,171	38,630	431,366	2,524,426
Operating liabilities	11,040	68,129	99,139	20,313	48,776	—	247,397
Non operating liabilities	96,332	72,266	296,788	44,735	11,365	57,475	578,961
Total liabilities	107,372	140,395	395,927	65,048	60,141	57,475	826,358

(1)	Includes offices, commercial and residential premises.

(2)	Gross profit divided by revenues.

(3)	Operating income divided by revenues.

(4)	Net income divided by revenues.

(5)	Included in operating income.

Results of Operations for the Fiscal Years ended June 30, 2006 and 2007.

Revenues

Revenues increased 27.9% from Ps.577.7 million in fiscal year 2006 to Ps.738.8 million in fiscal year 2007, primarily due to increases in the revenues of each of our credit card operations, shopping centers, offices and other non-shopping center rental properties and hotel operations segments, partially offset by a decrease in the revenues of our development and sale of properties segment.

Shopping Centers

Revenues from our shopping centers segment increased 25.7% from Ps.215.0 million in fiscal year 2006 to Ps.270.3 million in fiscal year 2007. This increase was principally due to a Ps.55.3 million increase in revenues from rentals and admission rights as a consequence of: (i) an 18.0% increase in the average rental price per square meter and (ii) a 24.3% increase in the total sales of our lessees, from Ps.2,273.3 million during fiscal year 2006 to Ps.2,825.8 million during fiscal year 2007, resulting in a Ps.552.5 million increase in revenues from variable rental payments. The average occupancy rate of our shopping centers decreased from 99.1% in fiscal year 2006 to 97.0%in fiscal year 2007.

Credit Card Operations

Revenues from our Credit Card segment increased 73.2% from Ps.123.0 million during fiscal year 2006 to Ps.213.0 million during fiscal year 2007. This increase resulted from:

favorable macroeconomic conditions in fiscal year 2007, which showed a general increase in consumption;

an increase of 201,114 in the number of newly issued credit cards;

the opening of four new branches;

a 90.5% increase in sales made with our shopping card and a 49% increase in the number of stores accepting our card; and

an increase of income from financial operations and others.

Revenues from our Financial Operations and Others segment remained stable with respect to fiscal year 2006. Revenues included in this segment represents fees for services unrelated to our Others segments.

Development and Sale of Properties

Revenues from our development and sale of properties segment decreased 27.1% from Ps.104.0 million in fiscal year 2006 to Ps.75.8 million in fiscal year 2007. This business segment generally does not show consistently recurring revenues due to the nature of our business. As a result, period-on-period comparisons may vary significantly depending on the projects that we are developing and their degree of completion. The decrease of the revenues of this segment in fiscal year 2006 was principally due to the absence in fiscal year 2007 of Ps.104.0 million of revenues which were recognized during fiscal year 2006 principally arising from the following operations:

Ps.41.8 million from the sale of parcel Y, Dock III;

Ps.23.0 million from the sale by our subsidiary Alto Palermo of a parcel of land near its Paseo Alcorta shopping center;

Ps.22.8 million from the sale of block 36 of the parcel called “Terrenos de Caballito;” and

Ps.10.0 million from the sale of Edificios Cruceros units.

The absence in fiscal year 2007 of the Ps.104.0 million of revenues mentioned above was partially offset by the following revenues recognized during fiscal year 2007:

Ps.31.0 million from the sale to third parties of 10% of our Santa María del Plata land reserve;

Ps.26.2 million from the sale of plot “Z,” Dock III;

Ps.8.6 million from the sale of units in San Martín de Tours and

Ps.8.4 million from the sale of Edificios Cruceros units.

Offices and Other Non-Shopping Center Rental Properties

Revenues from our Offices and Other Non-Shopping Center Rental Properties increased 82.2% from Ps.30.6 million in fiscal year 2006 to Ps.55.7 million in fiscal year 2007. This increase was primarily due to a Ps.25.5 million increase in the revenues from office rentals, from Ps.27.4 million in fiscal year 2006 to Ps.52.9 million in fiscal year 2007. This increase in revenues from office rentals was due to:

an increase, from 94.0% in fiscal year 2006 to 99.1% in fiscal year 2007, in our average occupancy rates in offices for lease due to our inclusion in fiscal year 2007 of Dock del Plata and Bouchard 551 and Reconquista 823 (which were 100.0% occupied);

a 93.3% increase in annual rentals from offices for lease arising principally from (i) price increases in the following buildings which increased our total leasable area of Class A buildings by 53% from 78.115 to 119.360 square meters: Intercontinental Plaza resulting in higher rents of Ps.5.5 million, Bouchard 710 resulting in higher rents of Ps.3.1 million, Maipú 1300 resulting in higher rents of Ps.2.5 million and Libertador 498 resulting in higher rents of Ps.2.4 million (ii) the acquisition of two new premium buildings: Bouchard 551 (acquired in March 2007) which generated rental revenues in fiscal year 2007 of Ps.3.9 million and Dock del Plata (acquired in November 2006) which generated rental revenues in fiscal year 2007of Ps.3.1 million; and

The occupancy rate of the offices and other non-shopping center rental properties segment increased from 96.9% in fiscal year 2006 to 97.4% during fiscal year 2007.

Hotel Operations

Revenues from our hotel operations increased 18.2% from Ps.103.8 million in fiscal year 2006 to Ps.122.7 million in fiscal year 2007, principally due a 23.7% increase in the average price per room in our hotels, from Ps.379.0 in fiscal year 2006 to Ps.469.0 in fiscal year 2007. In fiscal year 2007, revenues from the Hotel Llao Llao increased Ps.8.9 million, revenues from the Hotel Intercontinental increased Ps.6.0 million and revenues from the Hotel Sheraton Libertador increased Ps.4.0 million, in each case compared to fiscal year 2006. These improvements in fiscal year 2007 were partially offset by a decrease in average occupancy rates from 78.7% in fiscal year 2006 to 74.0% during fiscal year 2007.

Costs

Our costs increased 27.8% from Ps.243.8 million in fiscal year 2006 to Ps.311.6 million in fiscal year 2007 as a result of an increase in costs of each of our business segments during fiscal year 2007 other than Financial Operations and Others. Our total costs as a percentage of our revenues remained flat at 42.2% for each of fiscal year 2006 and 2007.

Credit Card Operations

Cost of the Credit card operations segment increased 73.6%, from Ps.43.9 million during fiscal year ended June 30, 2006 to Ps.76.3 million during fiscal year ended June 30, 2007. This increase, which reflected the expansion of our credit card operations in fiscal year 2007, was primarily due to:

•	a Ps.11.0 million increase in the cost of salaries and social security charges;

•	a Ps.9.8 million increase in expenses for interest and commissions;

•	a Ps.5.7 million increase in charges for taxes, rates, contributions and services; and

•	a Ps.2.8 million increase in fees and services payable to third parties.

The cost of Credit card operations as percentage of revenues from such segment remained flat at 35.8% in each of fiscal years 2006 and 2007.

Financial Operations and Others

The cost of the Financial Operations and Others segment decreased Ps.0.6 million, from Ps.1.4 million in fiscal year 2006 to Ps.0.8 million in fiscal year 2007. Costs included in this line represent expenses unrelated to our other segments.

Shopping Centers

Costs of the Shopping Centers segment increased 17.7%, from Ps.77.4 million in fiscal year 2006 to Ps.91.1 million in fiscal year 2007. This increase was primarily due to:

•	a Ps.6.6 million increase in costs related to renovation of shopping centers’ common areas;

•	a Ps.4.7 million increase in depreciation and amortization charges due to the depreciation of fixed assets; and

•	a Ps.2.3 million increase in costs for unrecovered expenses.

The cost of the Shopping Centers segment as percentage of the revenues from such segment decreased from 36.0% in fiscal year 2006 to 33.7% during fiscal year 2007.

Development and Sale of Properties

Costs related to Development and Sale of Properties increased 6.7%, from Ps.54.2 million in fiscal year 2006 to Ps.57.8 million in fiscal year 2007. This business segment generally does not show consistently recurring costs due to the nature of our business. As a result, period-on-period comparisons may vary significantly depending on the projects that we are developing and their degree of completion. The increase in costs of this segment was principally due to the following costs incurred in fiscal year 2007:

•	Ps.26.2 million related to the sale of plot “Z” of Dock III;

•	Ps.12.9 million related to the sale of 10% of the Santa María del Plata land reserve;

•	Ps.8.2 million related to the sale of San Martín de Tours units; and

•	Ps.3.2 million related to the sale of Edificio Cruceros units.

The foregoing cost increases in fiscal year 2007 were partially offset by the non-recurrence in fiscal year 2007 of the following costs which were incurred in fiscal year 2006:

•	Ps.18.4 million in costs related to the sale of Alcorta Plaza (through Alto Palermo);

•	Ps.11.3 million of costs related to the sale of block 36 of the plot called “Terrenos de Caballito”;

•	Ps.9.7 million of costs related to the sale of plot “Y,” Dock III; and

•	Ps.8.8 million of costs related to the sale of Edificios Cruceros units.

Costs included in this segment as percentage of revenues from such segment increased from 52.1% in fiscal year 2006 to 76.3% in fiscal year 2007.

Offices and Other Non-Shopping Center Rental Properties

Costs of the Offices and Other Non-Shopping Center Rental Properties segment increased 85.5%, from Ps.9.0 million in fiscal year 2006 to Ps.16.7 million in fiscal year 2007. The principal cost component in this office segment is the depreciation of buildings rented, and the increase in fiscal year 2007 was principally due to (i) Ps.3.1 million higher depreciation in fiscal year 2007 as a result of the addition of two new rental properties, Dock del Plata and Bouchard 551 and (ii) Ps.5.9 million higher depreciation as a result of a change in the determination of remaining useful life of our rental buildings, which decreased from an average of 496 months in fiscal year 2006 to an average of 253 months in fiscal year 2007.

Hotel Operations

Costs of Hotel Operations increased 19.0%, from Ps.58.0 million in fiscal year 2006 to Ps.69.0 million in fiscal year 2007 principally due to increases in depreciation of assets, fees for commissions and services, food and beverages and salaries and social security charges in each case related to increasing revenues from such segment. Costs of Hotel Llao Llao increased Ps.6.0 million, those of Hotel Intercontinental increased Ps.2.6 million and those of Hotel Sheraton Libertador increased Ps.2.4 million. Costs of hotel operations as percentage of revenues of such segment increased from 55.9% in fiscal year 2006 to 56.2% in fiscal year 2007.

Gross profit

As a result of the above, gross profit increased 27.9% from Ps.333.8 million in fiscal year 2006 to Ps.427.1 million in fiscal year 2007. Our gross margin, calculated as our gross profit divided by our revenues, remained at 57.8% in fiscal years 2006 and 2007 primarily as a result of improvements in the gross margin of our Shopping Centers and Financial Operations and Others segments, partially offset by a decrease in the gross margin of our Development and Sale of Properties, Offices and Other Non-Shopping Center Rental Properties, Hotel Operations and Credit card operations segments.

Gain from recognition of inventories at net realizable value

This line reflects the valuation at net realization value of inventories in respect of which we received prepayments of rentals pursuant to contractual terms which establish the consummation of the sales and the resulting profits. This business segment generally does not show consistently recurring gains, and as a result, period-on-period comparisons may vary significantly depending on the projects that we are developing and their degree of completion. During fiscal year 2007, we recognized Ps.20.7 million gain which was principally applied to the following developments:

•	“Dock III - Plot X” in an amount equal to Ps.18.4 million; and

•	“San Martín de Tours” in an amount equal to Ps.1.5 million.

During fiscal year 2006, we recognized a gain of Ps.9.1 million primarily in respect of: “Edificios Cruceros” in an amount equal to Ps.4.6 million, “Torres Rosario” in an amount equal to Ps.3.5 million, “Dock III – Plot Z” in an amount equal to Ps.1.6 million and “San Martín de Tours” in an amount equal to Ps.(0.6) million.

Selling expenses

Selling expenses increased 89.2% from Ps.60.1 million in fiscal year 2006 to Ps.113.7 million in fiscal year 2007 principally due to an increase in the selling expenses of the Credit card operations and Shopping Centers segments of Ps.31.1 million and Ps.6.6 million, respectively. Selling expenses as a percentage of revenues increased from 10.4% in fiscal year 2006 to 15.4% in fiscal year 2007.

Shopping Centers

Selling expenses for the Shopping Centers segment increased 42.3%, from Ps.15.7 million in fiscal year 2006 to Ps.22.3 million in fiscal year 2007 due to: (i) a Ps.2.0 million increase in the costs of salaries and social security charges; (ii) a Ps.1.4 million increase in the charge for turnover tax; and (iii) a Ps.1.2 million increase in the charge for bad debts. Selling expenses related to Shopping Centers as a percentage of revenues from such segment increased from 7.3% in fiscal year 2006 to 8.3% in fiscal year 2007.

Credit Card Operations

Selling expenses for the Credit Card Operations segment increased 100.5%, from Ps.30.9 million in the fiscal year ended June 30, 2006 to Ps.62.0 million in the fiscal year ended June 30, 2007 principally due to:

•	a Ps.11.7 million increase in advertising expenses;

•	a Ps.11.8 million increase in the charge for bad debts; and

•	a Ps.5.8 million increase in the charge for turnover tax.

Selling expenses of Credit Card Operations as a percentage of the revenues from such segment increased from 25.1% in the fiscal year 2006 to 29.1% in fiscal year 2007.

Development and Sale of Properties

Selling expenses for this segment consist of commissions and expenses derived from sales, stamp tax and on gross sales (gross revenues). Selling expenses for Development and Sale of Properties increased Ps.11.0 million in fiscal year 2007 principally due to a higher turnover tax charge during such fiscal year as a result of our sale of Solares de Santa María.

Offices and Other Non-Shopping Center Rental Properties

Selling expenses for the Offices and Other Non-Shopping Center Rental Properties segment increased Ps.3.4 million, from Ps.1.0 million in fiscal year 2006 to Ps.4.4 million in fiscal year 2007 due to a Ps.1.9 million higher charge for bad debtors by our subsidiary Inversora Bolívar, and higher charges for turnover tax and real estate commissions.

Hotel Operations

Selling expenses for the Hotel segment increased 13.9% from Ps.10.7 million in fiscal year 2006 to Ps.12.2 million in fiscal year 2007 principally due to increases in turnover tax, salaries and social security charges and commissions for tourism agencies, in each case reflecting an increase in the revenues of the segment in line with higher activity.

Administrative expenses

Administrative expenses increased 46.0% from Ps.96.9 million in fiscal year 2006 to Ps.141.4 million in fiscal year 2007 primarily due to an increase in administrative expenses in the Credit card operations segment and, to a lesser extent, increases in each of the remaining segments. Principal components of administrative expenses are salaries and social security charges, directors’ fees, fees and remunerations for services and depreciation of fixed assets. Administrative expenses as a percentage of revenues increased from 16.8% in fiscal year 2006 to 19.1% in fiscal year 2007.

Shopping Centers

Administrative expenses of the Shopping Centers segment increased 26.6%, from Ps.25.8 million in fiscal year 2006 to Ps.32.7 million in fiscal year 2007 principally due to (i) a Ps.3.7 million increase in expenses for fees and third parties’ services; (ii) a Ps.2.0 million increase in the charge for directors’ fees and (iii) a Ps.1.3 million increase in expenses for taxes, rates and contributions mostly due to the tax on bank debits and credits. Administrative expenses of the Shopping Centers segment as a percentage of the revenues from such segment remained essentially flat, increasing from 12.0% in fiscal year 2006 to 12.1% in fiscal year 2007.

Credit Card Operations

Administrative expenses of the Credit card operations segment increased 75.0%, from Ps.25.9 million in fiscal year 2006 to Ps.45.4 million in fiscal year 2007. This increase was primarily due to:

•	a Ps.11.4 million increase in expenses for salaries, compensation, social security charges and personnel;

•	a Ps.2.4 million increase in expenses for rentals, taxes, rates and contributions; and

•	a Ps.3.0 million increase in expenses for fees and third parties services.

Administrative expenses of Credit card operations as a percentage of revenues from such segment increased from 21.1% in fiscal year ended 2006 to 21.3% during fiscal year 2007 as a result of a higher proportional average of these expenses in respect of the revenues increase of this segment.

Development and Sale of Properties

Administrative expenses of the Development and Sale of Properties segment increased 53.2%, from Ps.12.8 million in fiscal year 2006 to Ps.19.6 million in fiscal year 2007 due to: (i) a Ps.4.5 million increase for salaries, bonds and social security charges and directors’ fees and (ii) a Ps.2.1 million increase in bank expenses. Administrative expenses of Development and Sale of Properties as a percentage of revenues from this segment increased from 12.3% in fiscal year 2006 to 25.9% in fiscal year 2007.

Offices and Other Non-Shopping Center Rental Properties

Administrative expenses of the Offices and Other Non-Shopping Center Rental Properties segment increased 48.7% from Ps.11.3 million in fiscal year 2006 to Ps.16.8 million in fiscal year 2007. The increase is principally due to an increase of Ps.4.0 million in salaries, bonds and social security charges and fees to directors and to a Ps.1.8 million increase in bank expenses. Administrative expenses of Offices and Other Non-Shopping Center Rental Properties as a percentage of revenues from such segment decreased from 37.0% in fiscal year 2006 to 30.2% in fiscal year 2007.

Hotel Operations

Administrative expenses of the Hotel segment increased 28.1% from Ps.21.0 million in fiscal year 2006 to Ps.26.9 million in fiscal year 2007, principally due to: (i) a Ps.1.7 million increase in administrative expenses of Hotel Intercontinental mostly due to an increase in salaries and social security charges, commissions and depreciation of fixed assets, (ii) a Ps.1.4 million increase in administrative expenses of Hotel Sheraton Libertador principally due to an increase in fees for services and in salaries and social security charges and (iii) a Ps.2.8 million increase in administrative expenses of Hotel Llao Llao principally due to increases in salaries and social security charges, fees for services due to higher sales and taxes, rates and contributions. Administrative expenses of Hotel Operations as a percentage of revenues from such segment increased from 20.2% in fiscal year 2006 to 21.9% in fiscal year 2007.

Net income from retained interest in securitized receivables (Tarjeta Shopping)

This gain reflects the result generated by Alto Palermo’s participation in the Tarjeta Shopping credit card trusts. This gain increased 24.0% , from Ps.2.6 million in fiscal year 2006 to Ps.3.3 million in fiscal year 2007, primarily due to the creation in fiscal year 2007 of new credit card trusts in connection with new securitizations in such year.

Results from the operations and holdings of real estate assets, net

This line reflects the impairment losses and gains associated with the reversal of previously recognized impairment charges. Results from the operation and holding of real estate assets decreased 79.6%, from a gain of Ps.12.6 million in fiscal year 2006 to a gain of Ps.2.6 million in fiscal year 2007, principally recorded in Neuquén Project for Ps.2.2. million, Suipacha 652 for Ps.0.9 million, Avenida de Mayo 589 for Ps.0.7 million and Torres de Abasto for Ps.0.1 million, partially offset by a loss of Ps.1.5 million corresponding to Torres Rosario. During fiscal year 2006 the gain of Ps.12.6 million had been attributable to Caballito for Ps.6.5 million, Alto Rosario for Ps.3.5 million, Espacio Aereo Coto for Ps.1.4 million, Torre Constitución for Ps.0.7 million and Reconquista 823 for Ps.0.6 million.

Operating income

Operating income decreased 1.3% million from Ps.201.2 million in fiscal year 2006 to Ps.198.5 million in fiscal year 2007 mainly due to a decrease in the operating income of the Development and Sale of Properties segment that was partially offset by increases in operating income of each of our other segments. Our operating margin, calculated as our operating income divided by our revenues, decreased from 34.8% for fiscal year 2006 to 26.9% for fiscal year 2007 primarily as a result of decreases in the operating margins of our Development and Sale of Properties, Offices and other non-Shopping Center Rental Properties, Shopping Centers, and Credit Card segments, partially offset by an increase in the operating margin of our Financial Operations and Others segment.

Shopping Centers

Operating income of Shopping Centers increased 18.2%, from Ps.105.6 million in fiscal year 2006 to Ps.124.8 million in fiscal year 2007 mostly due to a 25.7% increase in the revenues from this segment that was partially offset by increases of 17.7% in costs, 42.3% in selling expenses and 26.6% in administrative expenses. The operating income of this segment as a percentage of revenues from such segment decreased from 49.1% during fiscal year 2006 to

46.2% during fiscal year 2007 primarily as a result of a decrease during fiscal year 2007 in the gain generated by the reversal of previously recognized impairment charges which was only Ps.0.7 million in fiscal year 2007 compared to Ps.9.5 million in fiscal year 2006.

Credit Card Operations

Operating income of the Credit Card segment increased 31.4%, from Ps.24.8 million in fiscal year 2006 to Ps.32.6 million in fiscal year 2007 primarily due to a 73.2% increase in revenues from this segment that were partially offset by increases of 73.6% in costs, 100.5% in selling expenses and 75.0% in administrative expenses. The operating income of this segment as a percentage of the revenues from such segment decreased from 20.2% during fiscal year 2006 to 15.3% during fiscal year 2007 primarily as a result of the increase in selling expenses of almost 101% while the revenues from this segment increased 73.2%. Our selling expenses in this segment increased at a greater rate than our revenues from this segment as a result of a Ps.11.9 million increase in the charge for bad debts.

Development and Sale of Properties

Operating income from the Development and Sale of Properties segment decreased 86.0% from Ps.44.3 million in fiscal year 2006 to Ps.6.2 million in fiscal year 2007 primarily due to a decrease in the revenues from this segment and increases in selling and administrative expenses, partially offset by higher gain from recognition of inventories at their net realizable value during fiscal year 2007. The operating income of this segment as a percentage of the revenues from such segment decreased from 42.6% during fiscal year 2006 to 8.2% during fiscal year 2007.

Offices and Other Non-Shopping Center Rental Properties

Operating income from the Offices and Other Non-Shopping Center Rental Properties segment increased 65.5%, from Ps.11.9 million in fiscal year 2006 to Ps.19.6 million in fiscal year 2007 primarily due to an 82.2% increase in the revenues from this segment. The operating income of this segment as a percentage of the revenues from such segment decreased from 38.8% during fiscal year 2006 to 35.2% during the fiscal year 2007 primarily as a result of the effect during fiscal year 2007 of the adjustment in the remaining useful life of our rental buildings which generated a loss of Ps.5.9 million reflected in the cost of this segment. Without considering this effect our operating income as a percentage of our revenues would have been 45.8% instead of 35.2%.

Hotel Operations

Operating income of Hotel Operations increased from Ps.14.6 million in fiscal year 2006 to Ps.14.7 million in fiscal year 2007 mostly due to an increase in revenues from this segment that was partially offset by increases in costs and expenses. The operating income of this segment as a percentage of the revenues from such segment decreased from 14.0% during fiscal year 2006 to 11.9% during fiscal year 2007, primarily as a Ps.2.4 million increase in depreciation due to a change in the determination of the remaining useful life of our three hotels, which decreased from an average of 408 months in fiscal year 2006 to an average of 207 months in fiscal year 2007.

Financial Operations and Others

Operating income of the Financial Operations and other operations segment increased Ps.0.5 million from Ps.0.1 million in fiscal year 2006 to Ps.0.6 million in fiscal year 2007. Operating revenues of this segment as a percentage of the revenues from such segment increased from 4.0% in fiscal year 2006 to 43.1% in fiscal year 2007 primarily as a result of a 40.9% decrease in the costs of this segment.

Amortization of goodwill

The amortization of the goodwill includes: (i) amortization of the goodwill of the following subsidiaries of Alto Palermo: Shopping Alto Palermo S.A., FIBESA, Tarshop, ERSA and Empalme and (ii) of our own negative goodwill generated by our purchase of Alto Palermo and Palermo Invest S.A. shares. Amortization of goodwill increased (Ps.0.4 million), from a charge of Ps.1.1 million in fiscal year 2006 to a charge of Ps.1.5 million in fiscal year 2007.

Financial results, net

Financial results, net increased Ps.45.0 million, from a net loss of Ps.40.9 million in fiscal year 2006 to a net gain of Ps.4.1 million in fiscal year 2007. The principal causes for this variation were:

•

the increase of Ps.40.4 million in results of financial operations mainly due to an increase of Ps.46.9 million in the fair market value of our investment in the mutual investment fund, Dolphin Fund Plc.;

•	a Ps.12.1 million positive exchange difference compared to fiscal year 2006 due to a lower depreciation during fiscal year 2007 of the Peso versus the US dollar; and

•	Ps.9.9 million due to higher interest income in fiscal year 2007 of which Ps.7.6 million resulted from financial investments.

•

These improvements were partially offset by a Ps.16.5 million increase in financial expenses in fiscal year 2007, principally due to higher interest expense resulting from the issuance of bonds by us and Alto Palermo during fiscal year 2007.

Gain on equity investees

Gain from related companies decreased 3.9% from a gain of Ps.41.7 million in fiscal year 2006 to a gain of Ps.40.0 million in fiscal year 2007. This decrease principally resulted from a Ps.5.7 million decrease in the gain of Banco Hipotecario, from Ps.47.0 million in fiscal year 2006 to Ps.41.4 million in fiscal year 2007. This decrease was partially offset by the absence in fiscal year 2007 of the Ps.4.0 million loss incurred in fiscal year 2006 from our investment in Abril S.A.

Other income and expenses, net

Other income and expenses, net, decreased 22.8%, from a net expense of Ps.18.3 million in fiscal year 2006 to a net expense of Ps.14.1 million in fiscal year 2007 principally due to: (i) a Ps.7.5 million decrease in the allowance for uncollectible loans and (ii) a Ps.3.1 million increase for the recovery of allowances, which were partially offset in fiscal year 2007 by: (i) a Ps.4.5 million increase in charges for donations and (ii) a Ps.2.7 million increase in contingencies for lawsuits.

Income before taxes and minority interest

As a result of the above mentioned issue, income before taxes and minority interest increased 24.4% passing for an income of Ps.182.6 million in fiscal year 2006 to an income of Ps.227.1 million in fiscal year 2007.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax increased 48.9%, from Ps.58.8 million in fiscal year 2006 to Ps.87.5 million in fiscal year 2007. We applied the deferred tax method to calculate our income tax for the two fiscal years, recognizing the temporary differences in the accounting and in tax assets and liabilities. Our effective tax rate in the fiscal year 2007 was 38.5% compared to 32.2% in fiscal year 2006.

The Ps.28.7 million variation was principally caused by the net impact of:

•

Ps.23.6 million increase in the expense for income tax for our company, from Ps.4.0 million during fiscal year 2006 to Ps.27.6 million during fiscal year 2007 due to the charge during fiscal year 2007 for Ps.11.6 million of deferred tax mostly caused by the sale of Santa María del Plata;

•	a Ps.12.9 million allowance for income tax in fiscal year 2007 mostly caused by the sale of shares in Banco Hipotecario and ownership units in Dolphin Fund Plc.;

•	a of Ps.7.8 million increase in the expense for income tax of Alto Palermo, from Ps.48.5 million in fiscal year 2006 to Ps.56.3 million in fiscal year 2007; and

•	a Ps.0.5 million increase in the expense for income tax of Nuevas Fronteras S.A.

Minority interest

The negative result caused by third parties’ participation in subsidiaries increased 19.3% from a charge of Ps.27.2 million in fiscal year 2006 to a charge of Ps.32.4 million in fiscal year 2007 as a consequence of an increase in the income accounts of related companies in which we have a minority interest (principally in the Shopping Centers and Credit card operations segments).

Net income

Due to the above-mentioned issues, net income increased 10.9% from Ps.96.6 million in fiscal year 2006 to Ps.107.1 million in fiscal year 2007.

Results of Operations for the Fiscal Years ended June 30, 2006 and 2005.

Revenues

Our revenues increased 56.2% from Ps.369.9 million for our 2005 fiscal year to Ps.577.7 million for our 2006 fiscal year, primarily as a result of increases in revenues in our Shopping Center and Development and Sale of Properties segments.

Credit Card Operations

Revenues from credit card operations increased 90.5% from Ps.64.6 million in fiscal year 2005 to Ps.123.0 million in fiscal year 2006, reflecting improved macroeconomic conditions and a related increase in the level of private consumption which enabled us to open new branches, increase the number of credit cards issued and expand the number of shops that accept our credit cards.

Shopping Centers

Revenues from our Shopping Center segment increased 29.9% from Ps.165.5 million for our 2005 fiscal year to Ps.215.0 million for our 2006 fiscal year. The increase is attributed principally to an increase of Ps.48.1 million in revenues from leases and admission rights of our Shopping Centers, as a consequence of the 33.9% increase in sales by our tenants from Ps.1,698.1 million for our 2005 fiscal year to Ps.2,273.3 million for our 2006 fiscal year. The average occupancy rate in our shopping centers was 99.1% for our 2006 fiscal year similar to 99% in our 2005 fiscal year.

Development and Sale of Properties

Revenues from our Development and Sale of Properties segment increased 221.8% from Ps.32.3 million for our 2005 fiscal year to Ps.104.0 million for our 2006 fiscal year. The increase in revenues from this segment was attributable principally to: (i) Ps.23.0 million of revenues from Alto Palermo’s sale of Alcorta Plaza, a plot of land by Paseo Alcorta shopping center; (ii) Ps.22.7 million of revenues from the sale of block 36 of the plot named “Terrenos de Caballito” in our 2006 fiscal year; (iii) Ps.41.8 million of revenues from the sale of plot Y of Dock III during our 2006 fiscal year; and (iv) Ps.10.0 million of revenues from our sale of units of Edificios Cruceros in our 2006 fiscal year, partially offset by the absence in our 2006 fiscal year of Ps.23.6 million of revenues from the sale of a plot of Dock III and Ps.3.5 million of revenues from the sale of Madero 1020, both of which we sold during our 2005 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Revenues from our Offices and Other Non-Shopping Center Rental Properties segment increased 57.3%, from Ps.19.4 million for our 2005 fiscal year to Ps.30.6 million for our 2006 fiscal year. This increase was mainly due to: (i) a 52.1% increase in revenues from office rents, from Ps.18.0 million in our 2005 fiscal year, to Ps.27.4 million for our 2006 fiscal year. This increase in revenues is attributed to a 3.0% increase in average occupancy rates in our 2006 fiscal year and a 41.5% increase in average monthly rates of the majority of the buildings, principally due to the increase in accumulated annual rents in Bouchard 710 for Ps.5.4 million, Libertador 498 for 0.8 million, Maipú 1300 for Ps.0.7 million, Laminar Plaza for Ps.0.7 million, Suipacha 652 for Ps.0.4 million and Edificios Costeros Dock IV for Ps.0.5 million; and (ii) a 135.8% increase in revenues of other properties from Ps.0.9 million in our 2005 fiscal year to Ps 2.1 million for our 2006 fiscal year, mainly due to Santa María del Plata for an amount of Ps.1.2 million. The rate of occupancy in this segment increased 3.2% from 94.0% in June 2005 to 97.0% in June 2006.

Hotel Operations

Revenues from our hotel operations increased 19.1% from Ps.87.1 million for our 2005 fiscal year to Ps.103.8 million for our 2006 fiscal year, mainly due to an 18.2% increase in average price per room of our hotels from Ps.320 in 2005 to Ps.379.0 in 2006. On the other hand, our average occupancy rates remained stable at 78.7% during our fiscal year 2006 compared to 75.4% in our 2005 fiscal year. Revenues from Hotel Intercontinental increased by Ps.6.1 million, revenues from the Hotel Llao Llao increased by Ps.5.8 million and revenues from Hotel Sheraton Libertador increased by Ps.4.7 million.

Financial Operations and Others

Revenues from our Financial Operations and Others segment increased 50.4% from Ps.0.9 million for our 2005 fiscal year, to Ps.1.4 million for our 2006 fiscal year. Revenues included in this segment represent fees for services with no specific allocation to any of the previous segments.

Costs

Our costs increased 45.1% from Ps.168.1 million for our 2005 fiscal year to Ps.243.8 million for our 2006 fiscal year, reflecting an increase in costs in each of our business segments during our 2006 fiscal year. Total costs as a percentage of revenues decreased from 45.4% for our 2005 fiscal year to 42.2% for our 2006 fiscal year.

Credit Card Operations

The cost of sales relating to Credit Card operations rose 90.2% from Ps.23.1 million for our 2005 fiscal year to Ps.43.9 million for our 2006 fiscal year, mainly due to (i) a cost increase of Ps.6.2 million in salaries and social security charges, Ps.3.0 million in taxes, dues and contributions and Ps.1.3 million of electricity and telephone expenses mainly as a result of the expansion of our operations, (ii) a higher charge in commissions and interest by a margin of Ps.5.6 million and (iii) an increase in fees and services of Ps.2.3 million mainly due to the new issues under the securitization program.

Shopping Centers

Costs related to Shopping Centers increased 10.9% from Ps.69.8 million for our 2005 fiscal year to Ps.77.4 million for our 2006 fiscal year. This increase was primarily due to an increase in depreciation and amortization expenses of Ps.4.5 million and an increase in the charges of unrecoverable expenses of Ps.2.6 million.

Development and Sale of Properties

Costs related to Development and Sale of Properties increased 209.0%, from Ps.17.5 million for our 2005 fiscal year to Ps.54.2 million for our 2006 fiscal year. The increase in costs from this segment is mainly due to the following occurring: (i) Ps.18.4 million in costs related to the sale of Alcorta Plaza (through Alto Palermo); (ii) Ps.11.3 million in costs related to the sale of block 36 of the plot named “Terrenos de Caballito”; (iii) Ps.9.7 million in costs related to the sale of plot Y of Dock III; (iv) of Ps.8.8 million in costs related to the sale of units of Edificios Cruceros, (v) a decrease due to the sale of a plot of Dock III during our 2005 fiscal year for Ps.23.6 million and (vi) a decrease of Ps.3.5 million in connection with the sale of Madero 1020 during the previous fiscal year. Costs relating to Development and Sale of Properties as a percentage of revenues from this segment decreased from 54.3% for our 2005 fiscal year to 52.1% for our 2006 fiscal year.

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

Hotel Operations

Costs from hotel operations increased 18.5% from Ps.48.9 million for our 2005 fiscal year to Ps.58.0 million for our 2006 fiscal year, primarily due to revenue increases. Higher costs for Hotel Operations are primarily due to an increase in the depreciation of the assets, salaries and social security contributions. Costs from Llao Llao Hotel increased Ps.5.3 million, costs from Hotel Intercontinental increased Ps.2.3 million and costs from Hotel Sheraton Libertador increased Ps.1.8 million. Costs from hotel operations as a percentage of revenues from this segment decreased from 56.2% in our 2005 fiscal year to 55.9% in our 2006 fiscal year.

Financial Operations and Others

Costs from the Financial Operations and Others segment increased by Ps.0.4 million from Ps.1.0 million for our’s 2005 fiscal year to Ps.1.4 million for our 2006 fiscal year. Costs included in this line represent expenses incurred for the rendering of services that generate revenues.

Gross profit

As a result of the foregoing, the gross profit increased by 65.4%, from Ps.201.8 million during the fiscal year ended June 30, 2005 to Ps.333.8 million during the fiscal year ended June 30, 2006.

Gain from recognition of inventories at net realizable value

This line is generated as a result of valuing at the net realizable value those inventories for which we have received purchase price or lease advances that fix prices, and the contract terms and conditions of the transactions that we signed state the consummation of the sale and the gain. Ps.9.1 million were valued according to this criteria, which was principally applied to the following developments: “Cruceros” for Ps.4.6 million, “Torres Rosario,” for Ps.3.5 million, and “Dock III – Plot Z,” for Ps.1.6 million and “San Martín de Tours” for Ps.0.6 million in losses.

Selling expenses

Selling expenses increased 63.2% from Ps.36.8 million for our 2005 fiscal year to Ps.60.1 million for our 2006 fiscal year primarily due to an increase in selling expenses in our Credit Card, Shopping Center and Hotel segments. Selling expenses as a percentage of revenues increased from 10.0% for our 2005 fiscal year to 10.4% for our 2006 fiscal year.

Credit Card Operations

Selling expenses of the Credit Card segment increased 129.0%, from Ps.13.5 million for our 2005 fiscal year to Ps.30.9 million for our 2006 fiscal year, mainly due to an increase of Ps.6.7 million in advertising expenses, a higher charge of Ps.3.8 million in gross sales taxes as a result of our higher revenues, and an increase in the charge for bad debts of Ps.6.2 million in line with the growth of our credit portfolio.

Shopping Centers

Selling expenses relating to Shopping Centers increased 47.3% from Ps.10.7 million for our 2005 fiscal year to Ps.15.7 million for our 2006 fiscal year. The increase was mainly due to an increase of Ps.2.0 million in the charge for gross sales taxes in line with our higher revenues, an increase of Ps.1.1 million in the charge for provision of bad debts and an increase of Ps.0.5 million in the charge of advertising.

Development and Sale of Properties

Selling expenses from Development and Sale of Properties decreased 8.4% from Ps.2.0 million for our 2005 fiscal year to Ps.1.8 million for our 2006 fiscal year. Selling expenses for Development and Sale of Properties are mainly commissions and expenses from sales, sealing and gross sales tax.

Offices and Other Non-Shopping Center Rental Properties

Selling expenses relating to Offices and Other Non-Shopping Center Rental Properties increased 10.6% from Ps.0.9 million for our 2005 fiscal year 2005 to Ps.1.0 million for our 2006 fiscal year.

Hotel Operations

Selling expenses relating to our Hotel Operations increased 9.2% from Ps.9.8 million for our 2005 fiscal year to Ps.10.7 million for our 2006 fiscal year, mainly due to an increase in the gross sales tax, salaries and social security charges and the tourism agencies commissions due to an increase in revenues in the segment in line with higher levels of activity.

Administrative expenses

Administrative expenses increased 37.1%, from Ps.70.7 million for our 2005 fiscal year to Ps.96.9 million for our 2006 fiscal year, due to an increase in administrative expenses for our Shopping Center segment and, to a lesser extent, each of our other business segments. The main components of administrative expenses are salaries and social security charges, Directors’ fees, fees and compensation for services, and depreciation and amortization.

Credit Card Operations

Administrative expenses from the Credit Card segment increased 74.7%, from Ps.14.8 million in our 2005 fiscal year to Ps.25.9 million in our 2006 fiscal year, basically due to a Ps.5.9 million increase in salaries, bonuses and social security charges, Ps.2.4 million increase in fees and compensations for services, Ps.1.3 million increase in taxes and rent, and of Ps.1.6 million in insurance, amortization and others due to an expansion and increase of our operations.

Shopping Centers

Administrative expenses of our Shopping Centers increased 56.1%, from Ps.16.5 million for our 2005 fiscal year to Ps.25.8 million for our 2006 fiscal year primarily as a result of an increase in directors’ fees of Ps.3.4 million, an increase in the fees and services of third parties of Ps.3.2 million, an increase in salaries, bonuses and social security charges of Ps.1.9 million, and an increase in taxes, rates and assessments of Ps.0.6 million, mainly due to the financial transactions tax.

Development and Sale of Properties

Administrative expenses of Development and Sale of Properties increased 27.1%, from Ps.10.1 million for our 2005 fiscal year to Ps.12.8 million for our 2006 fiscal year, primarily due to (i) increases in expenses related to the design and implementation of our new system; (ii) an increase of Ps.0.8 million in salaries and social security charges, and (iii) an increase in directors’ fees of Ps.0.3 million. Administrative expenses for Development and Sale of Properties as a percentage of revenues from this segment decreased from 31.2% for our 2005 fiscal year to 12.3% for our 2006 fiscal year.

Offices and Other Non-Shopping Center Rental Properties

Administrative expenses of Offices and Other increased 15.8%, from Ps.9.8 million for our 2005 fiscal year to Ps.11.3 million for our 2006 fiscal year. The increase is mainly due to an increase of Ps.0.7 million in salaries and social security charges and a Ps.0.3 million increase in directors’ fees.

Hotel Operations

Administrative expenses of our Hotel Operations increased 8.0%, from Ps.19.4 million for our 2005 fiscal year to Ps.21.0 million for our 2006 fiscal year, primarily due to (i) a Ps.1.0 million increase from Hotel Intercontinental mainly due to an increase of Ps.0.7 million of fees and services to third parties, of Ps.0.1 million of salaries and social security charges and Ps.0.1 million of depreciations; (ii) an increase of Ps.1.0 million in Hotel Sheraton Libertador mainly due to an increase of Ps.0.5 million in fees and compensation for services and of Ps.0.4 million in salaries and social security charges; and due to (iii) a decrease of Ps.0.4 million in Hotel Llao Llao mainly due to a decrease of Ps.1.5 million related to lawsuits and to an increase of Ps.0.4 million in salaries and social security charges, an increase of Ps.0.3 million in taxes, duties and contributions, an increase of Ps.0.2 million in fees and compensation for services and an increase of Ps.0.1 million in depreciation and amortization. Administrative expenses of Hotel Operations as a percentage of revenues from hotel operations decreased from 22.3% for our 2005 fiscal year to 20.2% for our 2006 fiscal year.

Net income from retained interest in securitized receivables

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

Operating income

Our operating income increased 43.7% from Ps.140.0 million for our 2005 fiscal year to Ps.201.2 million for our 2006 fiscal year primarily as a result of increases in our Shopping centers, Developments and sale of properties, Credit card operations and Hotel Operations segments, partially offset by a small decrease in our Offices and Other Non-Shopping Center Rental Properties segment. Operating income as a percentage of revenues increased from 37.8% from our 2005 fiscal year to 34.8% for our 2006 fiscal year.

Shopping Centers

Operating income from Shopping Centers increased 29.3% from Ps.81.6 million for our 2005 fiscal year to Ps.105.6 million for our 2006 fiscal year primarily due to a 29.9% increase in revenues, accompanied by an increase of 10.9% in costs and an increase of 56.1% and 47.3% in selling and administrative expenses for this segment, respectively.

Credit Cards Operations

Operating income from the Credit Card segment increased 83.3%, from Ps.13.5 million in fiscal year 2005 to Ps.24.8 million in fiscal year 2006. Operating income from the Credit Card segment as a percentage of revenue from this segment decreased from 21.0% from fiscal year 2005 to 20.2% in fiscal year 2006.

Development and Sale of Properties

Operating income from Development and Sales of properties increased 115.3%, from Ps.20.6 million for our 2005 fiscal year to Ps.44.3 million for our 2006 fiscal year. Operating income from the Development and Sale of Properties segment as a percentage of revenues from this segment decreased from 63.7% for our 2005 fiscal year to 42.6% for our 2006 fiscal year primarily as a result of an increase of 209.0% in costs which was accompanied by an increase of 221.8% in revenues for this segment.

Offices and Other Non-Shopping Center Rental Properties

Operating income from Offices and Other Non-Shopping Center Rental Properties decreased 10.3% from Ps.13.2 million for our 2005 fiscal year to Ps.11.9 million for our 2006 fiscal year. Operating income from Offices and Other Non-Shopping Center Rental Properties as a percentage of revenues from this segment decreased from 68.0% for our 2005 fiscal year to 38.8% in our 2006 fiscal year primarily as a result of an increase of 57.3% in revenues accompanied with an increase of 16.0% in costs from this segment.

Hotel Operations

Operating income from Hotel Operations increased 31.5% from Ps.11.1 million for our 2005 fiscal year to Ps.14.6 million for our 2006 fiscal year. Operating income from Hotel Operations as a percentage of revenues from this segment increased from 12.7% for fiscal year 2005 to 14.0% in fiscal year 2006 primarily as a result of a 18.5% increase in costs compared to a 19.1% increase in revenues.

Financial Operations and Others

Operating income from Financial Operations and Others segment increased 243.6% from a loss of Ps.0.04 million for our 2005 fiscal year to a gain of Ps.0.1 million for our 2006 fiscal year. Operating income from Financial Operations and Other as a percentage of revenues from this segment increased from a loss of 4.1% for our 2005 fiscal year to a gain of 4.0% for our 2006 fiscal year. This is mainly attributable to an increase of 50.4% in revenues accompanied with an increase of 38.7% in costs from this segment.

Amortization of goodwill

Amortization of goodwill mainly includes: (i) the amortization of goodwill during this fiscal year, for the goodwill from the following subsidiaries of Alto Palermo: Shopping Alto Palermo S.A., Fibesa S.A., Tarshop S.A. and Emprendimiento Recoleta S.A., with no significant variation and (ii) the depreciation, during this year, of our own negative goodwill due to the purchase of Alto Palermo stock. Amortization of goodwill decreased 35.1% from a loss of Ps.1.7 million for fiscal year 2005 to a loss of Ps.1.1 million for fiscal year 2006, as a result of the incorporation of new negative goodwill as described in point (ii) above.

Financial results, net

Financial results, net showed a variation of 245.4%, from a loss of Ps.11.8 million for our 2005 fiscal year to a loss of Ps.40.9 million for our 2006 fiscal year. The main reasons for this variation were: (i) a Ps.21.7 million increase in our loss attributable to variation in exchange rates, owing to the depreciation of the Peso to the U.S. dollar from Ps.2.887 in our 2005 fiscal year to Ps.3.086 in our 2006 fiscal year; (ii) the non-recurrence of Ps.2.2 million of discounts obtained in 2006 due to the cancellation with discount of financial loans owed by Mendoza Plaza Shopping S.A.; (iii) a loss with respect to the previous fiscal year of Ps.2.6 million of financial results mainly due to interest and other expenses in connection with the loan of Hoteles Argentinos S.A. and financial expenses from Alto Palermo, and (iv) the decrease of Ps.10.6 million in income from financial operations, due to Dolphin Fund PLC decrease in profits by Ps.16.3 million and NCH Development Partner Fund increase in profits by Ps.4.6 million and the gains from the interest rate swap agreement entered into with Deutsche Bank AG for Ps.1.2 million, and (v) the increase of Ps.7.4 million on interest gain as a result of the refinancing of the Hoteles Argentinos loan.

Gain on equity investees

Our gain on equity investments decreased 38.0% from a gain of Ps.67.2 million for our 2005 fiscal year to a gain of Ps.41.7 million for our 2006 fiscal year. This lower gain is mainly due to: (i) a lower gain by Banco Hipotecario of Ps.8.2 million from Ps.55.2 million to Ps.47.0 million as a result of a lower gain from Banco Hipotecario’s investment in Sovereign Bonds (BODEN), (ii) a gain of Ps.12.2 million corresponding to the Hotel segment, and (iii) the negative impact of the dilution of our interest in Alto Palermo amounting to Ps.0.9 million.

Other expenses, net

Other expenses, net increased 29.6% from net expenses of Ps.14.1 million for our 2005 fiscal year to net expenses of Ps.18.3 million for our 2006 fiscal year, primarily due to the effect of (i) an increase of Ps.7.5 million in the allowance for doubtful accounts; (ii) an increase of Ps.1.9 million from non recoverable value added tax, (iii) a gain of Ps.2.4 million due to the accelerated accrual of unrealized revenues, (iv) a decrease of Ps.1.3 million in donation charges and (v) a lower charge of Ps.1.1 million for minimum presumed income tax.

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

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax expense increased 10.5%, from Ps.53.2 million for our 2005 fiscal year, to Ps.58.8 million for our 2006 fiscal year. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The variation of Ps.5.6 million was mainly due to the net impact of:

•

a Ps.14.8 million increase in Alto Palermo’s income tax expense, from Ps.33.6 million for our 2005 fiscal year to Ps.48.5 million for our 2006 fiscal year, due to an increase in taxable income resulting from our 57.0% increase in revenues during fiscal year 2006;

•

increased income tax expense of Nuevas Fronteras S.A., Baldovinos S.A., Inversora Bolívar S.A. and Llao Llao Resorts S.A. which during our 2006 fiscal year were Ps.1.9 million, Ps.1.0 million, Ps.2.7 million and Ps.0.5 million higher, respectively, than during our 2005 fiscal year;

•	a Ps.1.1 million decrease in our income tax expense, and

•

the variation in income tax expense for Buenos Aires Trade & Finance Center S.A. which changed from a Ps.12.6 million expense for our 2005 fiscal year to a Ps.0.2 million expense for our 2006 fiscal year, as a result of the swap agreement entered into in connection with plot 1.c) of Dock III and the purchase agreement entered into in connection with plot 1.d) of Dock III.

Our effective tax rate increased to 32.2% in fiscal year 2006 from 29.6% in fiscal year 2005.

Net income

As a result of the foregoing, net income decreased 6.5% from a gain of Ps.103.2 million for our 2005 fiscal year to a gain of Ps.96.6 million for our 2006 fiscal year.

Banco Hipotecario SA ‘s Results of Operations

Overview

We do not consolidate the consolidated financial statements of our investee Banco Hipotecario. However, according to Rule 3-09 of Regulation S-X, we are required to file separate financial statements of significant investees. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with Banco Hipotecario’s consolidated financial statements contained elsewhere in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “expects,” “anticipates,” “intends,” “believes” and similar language. The actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this annual report.

Banco Hipotecario maintains its financial books and records in Pesos and prepares its financial statements in conformity with the polices of the Argentine Central Bank which prescribes the reporting and disclosure requirements for banks and financial institutions in Argentina (“Central Bank accounting rules”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”). A description of significant differences between Central Bank accounting rules and Argentine GAAP are set forth in Note 6 to Banco Hipotecario’s consolidated financial statements. Central Bank accounting rules and Argentine GAAP also differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. See Note 37 to the consolidated financial statements of Banco Hipotecario included elsewhere in this annual report for a description of the principal differences between Central Bank accounting rules and U.S. GAAP, as they relate to Banco Hipotecario, and a reconciliation to U.S. GAAP of Banco Hipotecario’s net income (loss) and shareholder’s equity.

Events in Argentina and Their Adverse Impact on Banco Hipotecario

Banco Hipotecario’s business and results of operations are dependent on, and significantly impacted by, the macroeconomic situation prevailing in Argentina. As such, its business and results of operations were materially and adversely affected. Argentine economic crisis began in 2001 and prevailed throughout most of 2002. Since 2003, the Argentine economy has shown signs of recovery compared to 2001 and 2002 and GDP has grown in each of 2003, 2004, 2005 and 2006. In addition, interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording a significant increase in deposits and the level of loan originations began to grow, especially in 2005 and 2006. Based on current data, the Argentine economy during 2004, 2005 and 2006, GDP increased by 9.0%, 9.0% and 8.5% according to INDEC estimates. Based on INDEC estimates, in US dollar terms GDP increased from US$69.8 billion in 2002 to US$208.1 billion estimated in 2006, and unemployment decreased to 8.7% as of the fourth quarter of 2006. As of December 31, 2006, approximately 30% of the population was below the poverty line according to INDEC. In

2004, 2005, and 2006 Argentina posted a fiscal surplus of approximately Ps.11,657.8 million and 19,661.0 million, and Ps.23,158.0 million respectively. After the settlement of its exchange offer, Argentina’s sovereign debt outstanding amounted to US$126,466.0 million, representing approximately 60% of the GDP estimated for the year ending December 31, 2006.

During 2005 and 2006 inflation increased by 10.7 and 7.1 as measured by the WPI, and 12.3%, and 9.8% as measured by the CPI. The preceding information is based on data published by the Ministry of Economy and the Central Bank.

Banco Hipotecario’s Response to the Crisis

The economic crisis of 2001 and 2002 had devastating effects on the Argentine financial system and particularly on its mortgage business as the pesification of its assets without the corresponding reduction in the portfolio of its foreign-currency denominated liabilities resulted in a severe mismatch of its asset and liability positions. In response to the crisis, Banco Hipotecario undertook various measures designed to shore up its business. These included the following key initiatives:

(i)	Recovering financial stability and strengthening liquidity,

(ii)	Maximizing the present value of the loan assets in its loan portfolio,

(iii)	Improving operating efficiency,

(iv)	Reconstituting financial brokerage and service businesses,

(v)	Strengthening financial position and

(vi)	Minimizing interest rate, maturity and currency mismatch risks.

The success Banco Hipotecario achieved in implementing its plan has allowed it to:

•

Restructure all its financial liabilities, amounting to approximately US$1,208.4 million, thus aligning principal and interest payments with its cash flow, thus becoming the first financial institution in Argentina to achieve this objective.

•

Reduce its debt by US$361.0 million, extending the average life of its outstanding debt, and reducing average interest rates, thus matching the term of lending and borrowing transactions, achieving proper financial intermediation margins and full hedging of foreign currency-denominated liabilities.

•	Improve its liquidity levels.

•	Position itself as one of the leading private banks in terms of equity in Argentina, with full provisioning of non-performing loans.

•	Reduce its exposure to the public sector risk.

•	Improve profitability by controlling operating expenses and generating stable operating results.

Factors Affecting Comparability of Financial Data

Banco Hipotecario’s consolidated results of operations for the twelve month periods ended June 30, 2007, 2006 and 2005 and its financial condition at those dates reflect significant ongoing changes in the nature of its business, the composition of its loan and investment portfolios, changes in its sources of funding and in the regulatory environment. Subsequent to the economic crisis in Argentina, Banco Hipotecario has complemented its traditional mortgage lending with other types of banking services. As a result, its results of operations for the periods ended June 30, 2007, 2006 and 2005 are not comparable in many important respects to its results for preceding periods and are not necessarily indicative of its future results.

Argentina experienced a high rate of inflation in 2002. Therefore, on July 17, 2002, through Decree No. 1269/02, the Argentine Government reestablished the practice of restating financial information to account for inflation for periods beginning on or after January 1, 2002. This was regulated by Communiqué “A” 3702 of the Argentine Central Bank, Resolution No. 415/02 of the Comisión Nacional de Valores. Starting on January 1, 2002, Banco Hipotecario began to adjust its financial statements for inflation based on changes in the wholesale price index published by the National Institute of Statistics and Census, or “INDEC.” Through Decree No. 664/03, Argentine Central Bank’s Communiqué “A” 3921 and Resolution No. 441/03 of the Comisión Nacional de Valores, dated April 8, 2003, the Government eliminated the requirement that financial statements be prepared in constant currency, effective for financial periods ending on or after March 1, 2003.

Critical Accounting Policies

Banco Hipotecario believes that the following are the critical accounting policies under Central Bank accounting rules and U.S. GAAP, as they are important to the portrayal of its financial condition and results of operations and require its most difficult, subjective and complex judgment and the need to make estimates about the effect of matters that are inherently uncertain.

Reserve for Loan Losses

Banco Hipotecario’s reserve for loan losses are maintained in accordance with Central Bank accounting rules. Under such regulations, a minimum reserve for loan losses is calculated primarily based upon the classification of Banco Hipotecario’s commercial loan borrowers and the past due status of Banco Hipotecario’s individual loan borrowers. Although the Banco Hipotecario is required to follow the methodology and guidelines for determining its reserve for loan loss as set forth by the Central Bank, is allowed to provide additional allowances for loan loss reserves.

Banco Hipotecario classifies individual loans based upon their past due status, pursuant to the requirements of the Central Bank. Minimum loss percentages required by the Central Bank are also applied to the totals in each loan classification. Balances of loans and reserves are charged-off and reflected on its balance sheets three months from the date on which the loans were fully covered by its loan loss reserves.

For commercial loans, Banco Hipotecario is required to classify all of its commercial loan borrowers. In order to perform the classification, Banco Hipotecario must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower’s payment history and ability to service the debt, the capability of the borrower’s internal information and control systems and the risk in the sector in which the borrower operates. Banco Hipotecario applies the minimum loss percentages required by the Central Bank to Banco Hipotecario’s commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantees, of the loan. In addition, based on the overall risk of the portfolio, Banco Hipotecario considers whether or not additional loan loss reserves in excess of the minimum required are warranted.

Under U.S. GAAP reserve for loan losses represents the estimate of probable losses in the loan portfolio. Determining the reserve for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events are likely to differ from the estimates and assumptions used in determining the allowance for loan losses. Additional provisions for loan losses could be required in the future.

Fair Value Estimates

Banco Hipotecario prepares its financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments.

U.S. GAAP requires financial instruments to be valued at fair value. Banco Hipotecario estimated the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value was best evidenced by a quoted market price, if one existed. In cases where quoted market prices were not available, fair value estimation was based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which were significantly affected by the assumptions used.

For a detailed description of the applicable accounting principles, please see Note 5 to Banco Hipotecario’s consolidated financial statements included elsewhere in this annual report.

Government Securities – BODEN

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

The compensatory and hedge bonds Banco Hipotecario receives are classified as “Investing securities” at par value based on Central Bank accounting rules, notwithstanding that the estimated market value of such bonds is lower than such par value. As of June 30, 2006 the BODEN were trading in the secondary market at a price of approximately US$94.5 for every US$100 of nominal value. As market conditions change, adjustments to the estimated market value of the BODEN are not reflected in its financial position. Future sales or settlements of the BODEN will reflect the market conditions at the time and may result in a significant gain or loss that represents the difference between the settlement amount and the then carrying value. See note to its audited financial statements.

Its right to receive BODEN that are issued in hedge transactions is classified as “Other receivables from financial transactions” and is being recognized at par value of the BODEN to be issued, notwithstanding that the estimated market value of the BODEN linked to such right is significantly below such carrying value. As of June 30, 2007, the BODEN were trading in the secondary market at a price of approximately US$95.15 for every US$100 of nominal value.

As of the date of this information Banco Hipotecario had subscribed additional BODEN due 2012 in principal amount of US$403.7 million, for cash in aggregate principal amount of Ps.1,247.9 million.

Under U.S. GAAP compensatory and hedge bonds are valued at fair value. See “Fair Value Estimates” above.

Other Receivables from Financial Transactions and Miscellaneous Receivables,

Banco Hipotecario carries other receivables from financial transactions and miscellaneous receivables net of allowances for uncollectible amounts. Its judgment regarding the ultimate collectibility is performed on an account-by-account basis and considers its assessment of the borrower’s ability to pay based on factors such as the borrower’s financial condition, past payment history, guarantees and past-due status.

Minimum Presumed Income Tax

Banco Hipotecario recognized the minimum presumed income tax accrued as of June 30, 2007 and paid in prior years as an asset as of June 30, 2007, because Banco Hipotecario started to generate taxable income and Banco Hipotecario expects to be able to compute it as a payment on account of income tax in future years. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies.

Underlying estimates and assumptions can change over time, influencing its overall tax positions, as a result of unanticipated events or circumstances.

Twelve month periods ended June 30, 2007 and 2006

General

The following table sets forth the principal components of its net income for the twelve-month periods ended June 30, 2006 and 2007.

	Twelve months ended June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos, except for percentages)
Financial income	Ps.	733.8	Ps.	882.2	20.2%
Financial expenses		(412.2)		(374.7)	(9.1)
Net financial income		321.6		507.6	57.8
Provision for losses on loans		(10.5)		(43.7)	316.0
Net contribution from insurance(1)		44.9		69.8	55.6

	Twelve months ended June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos, except for percentages)
Other income from services		47.6		83.4	75.3
Other expenses on services		(30.6)		(67.8)	121.6
Administrative expenses		(185.2)		(270.8)	46.2
Miscellaneous income, net(2)		124.5		81.4	(34.6)
Minority interest		(1.9)		(0.9)	(51.7)
Income tax		(1.3)		(1.0)	(23.8)

Net income	Ps.	309.1	Ps.	357.9	15.8%

(1)	Insurance premiums minus insurance claims paid.

(2)	Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the twelve-month period ended June 30, 2007 of Ps.357.9 million was higher than Ps.309.1 for the twelve-month period ended June 30, 2006, principally due to:

•	Higher financial income principally as a result of higher income from government and private securities, hedging transactions and the increase of new consumer products.

•	Higher net contributions from insurance as a result of an increase in new loan origination and an expansion on insurance products offered.

•	Higher income from services as a result of higher bank activity.

These factors were partially offset by:

•	Higher administrative expenses mainly related to social security contributions, and fees related to actions adopted by Banco Hipotecario in developing its retail banking business.

•	Higher expenses on services mainly to commissions related to Visa Credit Cards, scoring and origination of personal loans and higher structuring and underwriting expenses.

Financial Income

The following table sets forth the principal components of its financial income for the twelve-month periods ended June 30, 2006 and 2007.

	Twelve months ended June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos, except for percentages)
Mortgage loans and other financial transactions	Ps.	170.2	Ps.	177.7	4.4%
Government guaranteed loans		96.2		10.6	(89.0)
Government and Private Securities		190.7		273.1	43.2
Compensatory and other BODEN		24.6		9.6	(61.0)
Buyback of restructured debt		51.2		12.9	(74.8)
Hedges		37.5		140.8	275.2
Mortgage-backed securities		27.6		51.3	85.8
Other loans		16.7		32.3	93.4
Credit Cards loans		7.0		32.5	366.9
Personal loans		38.5		82.1	113.4
Advance loans		18.3		24.3	33.0
Effects of changes in exchange rates		46.2		19.3	(58.3)
Cash and due from banks		3.5		4.4	25.4
Interbank Loans		1.8		5.2	190.4
Others		3.6		6.0	67.0

Total	Ps.	733.8	Ps.	882.2	20.2%

Banco Hipotecario’s financial income increase 20.2% to Ps.882.2 million for the twelve-month period ended June 30, 2007 as compared to Ps.733.8 million for the twelve-month period ended June 30, 2006 primarily as a result of:

•	Higher income from some government and private securities as a result of higher market prices.

•	Higher income from the increase of LIBOR rate accrued during this period on the stock of BODEN US$2012 recorded in investment account.

•	Higher income from credit cards, personal loans and new consumer products as a result of a significant increase in the volume of such loans granted during 2007.

•	Higher income from derivate operations resulting from hedging transactions including its total return swap.

These factors were partially offset by:

•	Lower income from hedge bond, as a result of the subscription made.

•	Lower income from the repurchase of restructured financial debts at market prices.

•	Lower income from Secured loans as a consequence of the reduction of the stock.

Financial Expenses

The following table sets forth information regarding its financial expenses for the twelve-month periods ended June 30, 2006 and 2007.

	Twelve months ended June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos, except for percentages)
Bonds and similar obligations	Ps.	222.2	Ps.	278.6	25.4%
Borrowings from Central Bank		121.9		20.1	(83.5)
Borrowings from banks		30.0		16.2	(46.0)
Time deposits		17.7		36.5	106.4
Other(1)		6.5		3.5	(45.9)
Contributions and taxes on financial income		13.8		19.7	42.4

Total	Ps.	412.2	Ps.	374.7	(9.1)%

(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the twelve-month period ended June 30, 2007 decreased 9.1% to Ps.374.7 million from Ps.412.2 million for the twelve-month period ended June 30, 2006 primarily as a result of lower financial expenditures principally due to the substantial reduction of borrowings from the Central Bank and other Banks. This effect was partially offset by higher interest liabilities resulting from increased average balances on savings accounts and time deposits, related to the growth of the private sector.

Provision for Losses on Loans

The following table sets forth its provision for loan losses for the twelve month periods ended June 30, 2006 and 2007.

	Twelve months ended June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos, except for percentages)
Provision for loan losses	Ps.	10.5	Ps.	43.7	316.0%
Charge-offs	Ps.	142.7	Ps.	52.0	(63.6)%

Banco Hipotecario’s provision for loan losses for the twelve-month period ended June 30, 2007 increased to Ps.43.7 million from Ps.10.5 million in the twelve-month period ended on June 30, 2006 in connection with the significant increase in the volume of the loans granted during 2007.

Banco Hipotecario’s Risk and Credit Committee decided to maintain a maximum 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing, consequently a recovery of Ps.100 million was recorded. Reserves and funds created in connection with the special reserve envisaged by Section 13 of Law 24,143 and the Special fund created by a resolution of the board of directors of Banco Hipotecario dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the twelve-month periods ended June 30, 2006 and 2007.

	Twelve months ended June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos, except for percentages)
Insurance premiums earned:
Life	Ps.	37.1	Ps.	60.0	61.8%
Property damage		12.6		12.1	(4.0)
Unemployment		1.4		1.2	(14.5)
Other		2.8		Ps.3.7	33.2

Total premiums earned	Ps.	53.9		77.0	43.0
Insurance claims paid:
Life		8.0		6.1	(23.7)
Property damage		0.4		0.3	(19.5)
Unemployment		0.2		0.2	(2.6)
Other		0.3		0.5	57.2

Total claims paid	Ps.	9.0		7.2	(20.0)
Net contribution from insurance	Ps.	44.9	Ps.	69.8	55.6%

Banco Hipotecario’s net contribution from insurance activities of Ps.69.8 million during the twelve-month period ended June 30, 2007 increased 55.6% from Ps.44.9 million, compared to the twelve-month period ended June 30, 2006. This increased was primarily a consequence of higher premiums resulted from an increase in new loan origination and an expansion of insurance products offered.

Other Income from Services

The following table includes the principal components of its other income from services for the twelve-month periods ended June 30, 2006 and 2007.

Other Income from Services

The following table includes the principal components of its other income from services for the twelve-month periods ended June 30, 2006 and 2007.

	Twelve months ended June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos, except for percentages)
Loan servicing fees from third parties	Ps.	1.4	Ps.	1.8	27.3%
FONAVI commissions		3.3		4.1	22.5
Other commissions		1.4		1.5	7.4
Credit card commissions		12.3		47.9	290.0
Saving accounts commissions		3.2		5.5	70.6
Current accounts commissions		1.1		3.2	178.5
Commissions for technological services (MSI)		12.0		—	NM
Total commissions		34.8		64.0	84.1

Recovery of loan expenses		7.7		13.0	67.7
Other		5.0		6.3	26.2

Total	Ps.	47.6	Ps.	83.4	75.3%

Banco Hipotecario’s income from services increased to Ps.83.4 million for the twelve-month period ended June 30, 2007 from Ps.47.6 million in the same period of 2006, as a result of higher commissions derived from credit cards, origination of mortgage loans and new consumer products. This higher income was attributable not only to the greater number of credit cards, but also to the greater average purchases made with such cards recorded during the period.

Other Expenses on Services

The following table includes the principal components of its other expenses on services for the twelve-month periods ended June 30, 2006 and 2007:

	Twelve months ended June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos, except for percentages)
Structuring and underwriting fee	Ps.	9.2	Ps.	9.5	3.8
Banking services		4.7		5.8	23.2
Commissions on third party originations		0.2		0.1	(36.4)
Collections		0.3		0.4	56.4
Commissions on Visa		9.9		38.1	284.7
Commissions on saving accounts		1.6		2.4	52.4
Commissions on scoring		2.0		6.6	231.6
Commissions paid to real estate agents		1.0		1.6	60.8
Total		28.9		64.7	124.0

Contributions and taxes on income from services		1.7		3.2	82.1

Total	Ps.	30.6	Ps.	67.8	121.6

Banco Hipotecario’s other expenses on services increased 121.6% to Ps.67.8 million for the twelve-month period ended June 30, 2007 from Ps.30.6 million in the period ended June 30, 2006. This increase was mainly to commissions recorded in other expenditures on services related to the VISA credit card and scoring, in connection with the higher number of credit cards managed.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the twelve-month periods ended June 30, 2006 and 2007.

	Twelve months ended June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos, except for percentages)
Salaries and social security contributions	Ps.	84.4	Ps.	111.4	31.9
Fees and external administrative services		24.6		55.3	125.1
Maintenance and repair		4.4		4.9	11.8
Advertising and publicity		15.7		20.9	33.3
Nonrecoverable VAT and other taxes		11.8		17.0	43.7
Electricity and communications		7.1		10.9	52.6
Depreciation of bank premises and equipment		7.1		6.7	(6.2)
Amortization of organizational expenses		2.9		3.0	4.5
Corporate personnel benefits		14.5		20.6	42.1
Other		12.6		20.2	59.5

Total	Ps.	185.2	Ps.	270.8	46.2

Administrative expenses for the twelve-month period ended June 30, 2007 increased 46.2% to Ps.270.8 million from Ps.185.2 million for the twelve-month period ended June 30, 2006. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina, higher advertising expenses related to the launch of its new products and an increase in other fees related to the actions adopted by Banco Hipotecario in developing its retail banking business.

Miscellaneous Income

The following table sets forth its miscellaneous income for the twelve-month periods ended June 30, 2006 and 2007.

	Twelve months ended June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos as, except for percentages)
Penalty interest	Ps.	5.9	Ps.	6.4	8.9
Loan loss recoveries		87.2		207.2	135.9
Capitalization of presumed income tax		24.6		—	NM
Reversal of reserve for loan losses		10.2		—	NM
Reversal of provision for contingencies		25.4		13.5	(46.7)
Other		19.7		4.6	(76.4)

Total	Ps.	173.7	Ps.	231.8	33.5

Banco Hipotecario’s miscellaneous income increased 33.5% to Ps.231.8 million for the twelve-month period ended June 30, 2007 from Ps.173.7 million for the twelve-month ended June 30, 2006 primarily as a result of a reversal of reserve for loan losses of the restructured loans and for the result of the two sales of a portion of non performing portfolio recorded in memorandum accounts for approximately Ps.120 million.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the twelve-month periods ended June 30, 2006 and 2007:

	Twelve months ended June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos, except for percentages)
Provision for lawsuit contingencies		—		14.6	NM	(1)
Provision for miscellaneous receivables and others		—		—	NM
Provision StAR granted creditors under guaranteed debt		—		35.1	NM
Provision SAR		—		39.4	NM
Provision for insurance contingence		1.5		3.0	98.4
Provision for administrative organization		10.8		34.9	223.1
Bogar and Guarantee loans adjustment		20.8		—	NM
Other taxes		7.7		9.1	17.2
Contingency related to the sale of non-performing mortgage portfolio		—		8.0	NM
Other		8.4		6.3	(25.0)

Total	Ps.	49.2	Ps.	150.4	205.8

(1)	Not material

Banco Hipotecario’s miscellaneous expenses increased 205.8% to Ps.150.4 million for the twelve-month period ended June 30, 2007 from Ps.49.2 million for 2006 primarily as a result of:

•

Higher provisions related to the appreciation in the trading price of its Class D shares, which is designed to account for the higher value attributable to the stock appreciation rights issued with and attached to its Medium Term Guaranteed Debt due 2010 and its management compensation plan.

•	Higher provision for: Stock Appreciation Compensation plan, Lawsuits contingences, administrative organization and for the sale of a portion of its non performing portfolio.

These increases were partially offset by an extraordinaire adjust on changes in the valuation of public sector assets given as collateral for Central Bank borrowings (BOGAR and Secured loans).

Twelve month periods ended June 30, 2005 and 2006

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2005 and 2006.

	Twelve months ended June 30,				% Change
	2005		2006		2005/2006
	(in millions of pesos, except for percentages)
Financial income	Ps.	681.5	Ps.	733.8	7.7
Financial expenses		(388.9)		(412.2)	6.0

Net financial income		292.6		321.6	9.9
Provision for losses on loans		(16.7)		(10.5)	(37.1)
Net contribution from insurance(1)		37.0		44.9	21.4
Other income from services		43.7		47.6	8.9
Other expenses on services		(14.8)		(30.6)	106.8
Administrative expenses		(147.0)		(185.2)	26.0
Miscellaneous income, net(2)		(42.3)		124.5	NM
Minority interest		5.6		(1.9)	(133.9)
Income tax		(7.0)		(1.3)	(81.4)

Net income	Ps.	151.0	Ps.	309.1	104.7

(1)	Insurance premiums minus insurance claims paid.

(2)	Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the twelve-month period ended June 30, 2006 of Ps.309.1 million was higher than Ps.151.0 for the twelve-month period ended June 30, 2005, principally due to:

•	Higher financial income principally as a result of higher income from government and private securities, and

•	Higher miscellaneous income as a result of reversal of certain provisions and a capitalization of minimum presumed income tax.

These factors were partially offset by:

•	Higher financial expenses as a result of higher financial expenses from foreign currency denominated liabilities,

•	An extraordinaire adjust on changes in the valuation of public sector assets given as collateral for Central Bank borrowings (Bogar and Guarantee loans) and,

•	Higher administrative expenses mainly related to advertising campaigns and higher salaries and social security contributions.

Financial Income

The following table sets forth the principal components of its financial income for the twelve month periods ended June 30, 2005 and 2006.

	Twelve months ended June 30,				% Change
	2005		2006		2005/2006
	(in millions of pesos, except for percentages)
Mortgage loans and other financial transactions	Ps.	189.7	Ps.	170.2	(10.3)
Government-guaranteed loans		92.1		96.2	4.4
Government and private securities		82.6		190.7	130.9
Compensatory and other BODEN		59.9		24.6	(58.9)
Buyback of restructured debt		109.1		51.2	(53.0)
Hedges		76.4		37.5	(50.9)
Mortgage-backed securities		36.3		27.6	(23.9)
Other loans		15.1		16.7	10.7
Credit Cards loans		0.6		7.0	NM
Personal loans		6.4		38.5	NM
Advance loans		6.8		18.3	167.4
Effects of changes in exchange rates		—		46.2	NM
Cash and due from banks		1.0		3.5	266.1
Interbank loans		1.2		1.8	46.4
Others		4.1		3.6	(12.7)

Total	Ps.	681.5	Ps.	733.8	7.7

Banco Hipotecario’s financial income increased 7.7% to Ps.733.8 million for the twelve-month period ended June 30, 2006 as compared to Ps.681.5 million for the twelve-month period ended June 30, 2005 primarily as a result of:

•	Higher income from government and private securities as a result of higher market prices and higher libor rate accrued during this period on the stock of BODEN US$2012 recorded in investment account,

•	Higher income of credit cards, origination of personal loans and new consumer products as a result of higher bank activity, and

•	Higher income as a result of effect of changes in exchange rates during the year ended on June 2006.

These factors were partially offset by:

•	lower income from compensatory and additional BODEN, resulting from the receipt of BODEN US$2012 a compensation granted to financial institutions,

•	Lower income from the buyback of restructured financial debts at market prices, and

•	Lower income from hedges, as a result of lower impact in derivatives adjusted by CER.

Financial Expenses

The following table sets forth information regarding its financial expenses for the twelve-month periods ended June 30, 2005 and 2006.

	Twelve months ended June 30,				% Change
	2005		2006		2005/2006
	(in millions of pesos, except for percentages)
Bonds and similar obligations	Ps.	109.8	Ps.	222.2	102.4
Borrowings from Central Bank		219.2		121.9	(44.4)
Borrowings from banks		28.8		30.0	4.4
Effects of changes in exchange rates		6.1		—	NM
Time deposits		8.0		17.7	121.9
Other(1)		2.5		6.5	160.0
Contributions and taxes on financial income		14.5		13.8	(4.6)

Total	Ps.	388.9	Ps.	412.2	6.0

(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the twelve-month period ended June 30, 2006 increased 6.0% to Ps.412.2 million from Ps.388.9 million for the twelve-month period ended June 30, 2005 primarily as a result of:

•

higher financial expenses from foreign currency-denominated liabilities due to new external financing mainly due to higher interest paid on bonds resulting from newly issued notes and strengthening Banco Hipotecario’s position in the international capital markets, and

•	Higher interest liabilities resulting from increased average balances on savings accounts and time deposits, related to the growth of private sector.

This effect was partially offset by lower financial expenditures principally as result of the substantial reduction of Central Bank borrowings.

Provision for Losses on Loans

The following table sets forth its provision for loan losses for the twelve-month periods ended June 30, 2005 and 2006.

	Twelve months ended June 30,				% Change
	2005		2006		2005/2006
	(in millions of pesos, except for percentages)
Provision for loan losses	Ps.	16.7	Ps.	10.5	(37.1)
Charge-offs	Ps.	73.2	Ps.	142.7	94.9

Banco Hipotecario’s provision for loan losses for the period ended June 30, 2006 decreased to Ps.10.5 million from Ps.16.7 million in the period ended on June 30, 2005. This decreased provision reflects the improvement in the portfolio of performing loans. As of result of this improvement, the Risk and Credit Committee decided to maintain a maximum 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing. Reserves and funds created in connection with the special reserve envisaged by Section 13 of Law 24,143 and the Special fund created by a resolution of the board of Directors of Banco Hipotecario dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the twelve-month periods ended June 30, 2005 and 2006.

	Twelve months ended June 30				% Change
	2005		2006		2005/2006
	(in millions of pesos, except for percentages)
Insurance premiums earned:
Life	Ps.	27.8	Ps.	37.1	33.5
Property damage		12.9		12.6	(2.2)
Unemployment		1.6		1.4	(13.8)
Other		2.5		2.8	9.4

Total premiums earned	Ps.	44.8	Ps.	53.9	20.2
Insurance claims paid:
Life	Ps.	6.9		8.0	16.4
Property damage		0.4		0.4	8.7
Unemployment		0.2		0.2	(2.6)
Other		0.3		0.3	(2.8)

Total claims paid	Ps.	7.7	Ps.	9.0	14.7
Net contribution from insurance	Ps.	37.0	Ps.	44.9	21.3

Banco Hipotecario’s net contribution from insurance activities of Ps.44.9 million during the twelve-month period ended June 30, 2006 increased 21.3% from Ps.37.0 million, compared to the twelve-month period ended June 30, 2005. This increased was primarily a consequence of higher premiums resulted from an increase in new loan origination and an expansion or insurance products offered. However, these effects were partially offset by higher claims paid during the quarter.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2005 and 2006.

	Twelve months ended June 30,		% Change
	2005	2006	2005/2006
	(in millions of pesos, except for percentages)
Loan servicing fees from third parties	Ps. 2.1	Ps. 1.4	30.0
FONAVI commissions	3.0	3.3	9.7
Other Commissions	4.1	18.1	344.5
Commissions for technological services (MSI)	22.7	12.0	(47.4)
Total commissions	31.9	34.8	9.2

Recovery of loan expenses	9.1	7.7	(15.2)
Other	2.7	5.0	88.3

Total	Ps. 43.7	Ps. 47.6	8.9

Banco Hipotecario’s income from services increased to Ps.47.6 million for the twelve-month period ended June 30, 2006 from Ps.43.7 million in the same period of 2005, as a result of higher commissions derived from credit cards, origination of mortgage loans and new consumer products, due to higher bank activity. These effects were partially offset by commissions for technological services in Banco Hipotecario’s subsidiary MSI.

Other Expenses on Services

The following table includes the principal components of its other expenses on services for the periods ended June 30, 2005 and 2006:

	Twelve months ended June 30,		% Change
	2005	2006	2005/2006
	(in millions of pesos, except for percentages)
Structuring and underwriting fees	Ps. 0.2	Ps. 0.3	25.9%
Banking services	5.0	9.2	84.5
Commissions on third party originations	7.0	16.2	131.6
Collections	0.3	0.2	(35.8)
Others	0.9	3.0	250.1

Total	13.3	28.8	116.7
Contributions and taxes on income from services	1.5	1.7	13.3

Total	Ps. 14.8	Ps. 30.6	106.3%

Banco Hipotecario’s other expenses on services increased 106.3% to Ps.30.6 million for the twelve-month period ended June 30, 2006 from Ps.14.8 million in the twelve-month period ended June 30, 2005. This increase was mainly to commissions recorded in other expenditures on services related to the VISA credit card as a consequence of higher credit card financings and increased customer base, and higher structuring and underwriting expenses associated with the issue of bonds and financial trusts.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2005 and 2006.

	Twelve months ended June 30,				% Change
	2005		2006		2005/2006
	(in millions of pesos, except for percentages)
Salaries and social security contributions	Ps.	83.2	Ps.	98.9	18.9%
Fees and external administrative services		16.1		24.6	52.7
Maintenance and repair		4.2		4.4	6.1
Advertising and publicity		7.2		15.7	117.4
Nonrecoverable VAT and other taxes		10.2		11.8	16.1
Electricity and communications		5.5		7.1	28.6
Depreciation of bank premises and equipment		7.3		7.1	(2.0)
Amortization of organizational expenses		2.2		2.9	29.3
Other		11.1		12.6	13.9

Total	Ps.	147.0	Ps.	185.2	26.0%

Administrative expenses for the twelve-month period ended June 30, 2006 increased 26.0% to Ps.185.2 million from Ps.147.0 million for the twelve month period ended June 30, 2005. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina, higher advertising expenses related to the launch of its new products and an increase in other fees related to the actions adopted by Banco Hipotecario in developing its retail banking business.

Miscellaneous Income

The following table sets forth its miscellaneous income for the twelve-month periods ended June 30, 2005 and 2006.

	Twelve months ended June 30,				% Change
	2005		2006		2005/2006
	(in millions of pesos as, except for percentages)
Penalty interest	Ps.	9.6	Ps.	5.9	(38.2)%
Loan loss recoveries		58.9		87.2	49.1
Capitalization of presumed income tax		—		24.6	NM
Reversal of reserve for loan losses		—		10.2	NM
Reversal of provision for contingencies		0.2		25.4	NM
Other		15.3		19.7	29.0

Total	Ps.	84.0	Ps.	173.7	106.7%

Banco Hipotecario’s miscellaneous income increased 106.7% to Ps.173.7 million for the twelve-month period ended June 30, 2006 from Ps.84.0 million for the twelve-month period ended June 30, 2005 primarily as a result of:

•	A reversal of reserve for loan losses and higher income from recovered loans due to the continued improvement in its loan portfolio.

•

A capitalization of minimum presumed income tax paid for the fiscal years 1999, 2000 and 2001, resulting from Banco Hipotecario intention to charge the minimum presumed income tax credit held by it against future income tax liabilities.

•

A reversal of provision for contingences principally as a result of recovery of reserves for director’s fees established in compliance with shareholder resolutions and recovery of stock appreciation rights.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the twelve month periods ended June 30, 2005 and 2006:

	Twelve months ended June 30,				% Change
	2005		2006		2005/2006
	(in millions of pesos, except for percentages)
Provision for lawsuit contingencies	Ps.	1.3	Ps.	—	NM
Provision for miscellaneous receivables and others		4.6		—	NM
Provision StAR granted creditors under guaranteed debt		71.3		—	NM
Provision SAR		26.9		—	NM
Provision for administrative organization		8.9		12.3	38.2
Bogar and Guarantee loans adjustment		—		20.8	NM
Other		13.3		16.1	21.1

Total	Ps.	126.4	Ps.	49.2	(61.1)%

Banco Hipotecario’s miscellaneous expenses decreased 61.1% to Ps.49.2 million for the twelve-month period ended June 30, 2006 from Ps.126.4 million for 2005 primarily as a result of:

•

Higher provisions recorded in the twelve-month period ended June 30, of 2005 related to the appreciation in the trading price of its Class D shares, which is designed to account for the higher value attributable to the stock appreciation rights issued with and attached to its Medium Term Guaranteed Debt due 2010 and its management compensation plan.

This effect was partially offset by an extraordinary adjustment on changes in the valuation of public sector assets given as collateral for central Bank borrowings (Bogar and Guarantee loans).

Exchange Rate Sensitivity

Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Hipotecario’s net financial income resulting from the revaluation of Banco Hipotecario’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Hipotecario’s net financial income depends on whether Banco Hipotecario has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a short foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate derives in a gain/loss, respectively. In the second case, an increase/decrease derives in a loss/gain, respectively.

At June 30, 2007 and June 30, 2006 its total foreign currency-denominated liabilities were Ps.4,850 million and 5,210 million, respectively, all of which were US dollar-and Euro-denominated obligations. At June 30, 2007, its US dollar-denominated assets (including BODEN) were Ps.3,349 million, and its Euro-denominated assets were Ps.1,097 million, while its US dollar-denominated liabilities were Ps.3,862 million, and its Euro-denominated liabilities were Ps.988 million.

Liquidity

Its general policy has been to maintain liquidity adequate to meet its operational needs and financial obligations. At June 30, 2007, its liquid assets consisted of:

•	Ps.327.6 million of cash and due from banks;

•	Ps.330.9 million of Argentine government and corporate securities classified as held for trading, and

•	Ps.403.9 million of Argentine Central Bank Bills.

•	At June 30, 2006, its liquid assets consisted of:

•	Ps.327.9 million of cash and due from banks;

•	Ps.387.1 million of Argentine government and corporate securities classified as held for trading; and

•	Ps.87.9 million of Argentine Central Bank Bills.

Cash Flows from Operating Activities. The changes in cash flows from operating activities were principally due to the change in:

(i)	Provision for losses on loans and for contingencies and miscellaneous receivables, net of reversals,

(ii)	Net (gain) loss on government securities,

(iii)	Net indexing of loans, deposits and other debt, and

(iv)	Net change in other assets and liabilities.

Cash Flows from Investing Activities. The changes in cash flow from investing activities were due to subscription of Argentine Government Hedge BODENs.

Cash Flows from Financing Activities. The changes in cash flows from financing activities were principally due to the issuance of notes Series IV partially offset by payments on Central Bank debt, Bonds, Notes and Long Term debts, as a result of the changes in its restructuring financial debt in 2004 and 2003.

Funding

Historically, Banco Hipotecario financed its lending operations mainly through:

•	the issuance of fixed and floating rate securities in the international capital markets,

•	other financing arrangements with international and domestic financial institutions,

•	securitizations of mortgage loans,

•	cash flow from existing loans,

•	deposits, and

•	Central Bank long term loans.

At June 30, 2006 and 2007, Banco Hipotecario had four principal funding sources: bonds, Central Bank, other liabilities from financial institutions and deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	As of June 30,				% Change
	2006		2007		2006/2007
	(in millions of pesos, except for percentages)
Bonds(1)	Ps.	3,253.8	Ps.	3,587.20	10.2%
Borrowings from Central Bank		198.3		218.0	9.9
Borrowings from banks and international entities		376.9		231.7	(40.1)
Deposits		610		864.5	41.7

Total	Ps.	4,449.2	Ps.	4,901.4	(10.2)%

(1)	Excludes accrued interest.

Non-performing Mortgage Loans

On June 29, 2007, Banco Hipotecario accepted the offer for the creation of a Private Financial Trust, with the purpose of assigning certain non-performing mortgage loans originated by Banco Hipotecario S.A. As of March 31, 2007, such loan portfolio had a book value of Ps.124,743,918 and such loans were mainly registered in memorandum accounts.

Bonds

The principal amount values of the different series of notes Banco Hipotecario has issued and outstanding is as follows:

	Outstanding principal amount at June 30, 2007		Date of Issue	Maturity Date	Annual Interest rate
	(millions of pesos)				(%)
Bonds issued prior to restructuring(1)	Ps.	92.9
GMTN (US$1,200,000,000)
Notes Issued in Restructuring:
Guaranteed bonds (US$107,941,000)		—	09/15/2003	08/03/2010	Libor + 2.5
Long term bonds (US$449,880,000)		563	09/15/2003	12/01/2013	3.0 – 6.0
Long term bonds (Euro 278,367,000)		946.2	09/15/2003	12/01/2013	3.0 – 6.0
Series 4-9.75% Notes due 2010 (US$150,000,000)		456.9	11/16/2005	11/16/2010	9.75
Series 4 Tranche II (US$100.000 miles)		308.6	01/26/2006	11/16/2010	9.75
Series 5 (US$250.000 miles)		760.2	04/27/2006	04/27/2016	9.75
Series 6		459.4	06/27/2007	06/21/2010	11.25
Accrued interest		82.3
Total	Ps.	3,669.5

(1)	Banco Hipotecario S.A. has 10 series of bonds issued prior to the restructuring that have outstanding amounts that were not tendered in the restructuring process consummated in January 2004.

On January 2006, Banco Hipotecario repurchased the remaining stock of its medium term guaranteed bonds for a face value of US$36.8 million issued in connection with its restructuring in January 2004.

On May 03, 2006, Banco Hipotecario repurchased in cash, through an offer commenced on April 04, 2006, US dollar denominated Negotiable Obligations due in 2013 for a capital amount of US$129,763,869 and Euro denominated Negotiable Obligations due in 2013 for a capital amount of Euro 20,626,433.

On June 30, 2006, Banco Hipotecario commenced an offer to purchase, in cash, all currently non-performing securities. The offer was intended to repurchase all securities that failed to be exchanged within the framework of the exchange offer commenced by Banco Hipotecario in January, 2004, after the economic crisis in Argentina. Banco Hipotecario will pay 108% on the principal amount of the securities and no additional amounts will be paid with respect to accrued and unpaid interest or due interest. The due date of the offer, which was originally July 31, 2006, was extended to September 18, 2006.

As a result of this transaction, securities were bought back for US$ 5.51 million (19.4%) and Euro 1.42 million (13.7%). As an integral part of the offer described above and pursuant to Section 102 of Legislative Decree No. 58 of 1998 of the Republic of Italy, on December 12, 2006 an offer was made to residents of Italy to repurchase defaulted bonds. On January 19, 2007, the offer expired and securities were repurchased for US$ 0.1 million and Euro 3.41 million.

On June 21, 2007 Banco Hipotecario issued an ARS- Linked US$150 mm bond due 2010. The notes accrue interest at a fixed rate equal to 11.25%

Borrowings from Banks and International Entities

Banco Hipoetcario incurred the following indebtedness, which have been already fully paid with the proceeds obtained from other financings:

•	Banco Hipotecario obtained interbank loans in pesos in an aggregate principal amount of pesos 190.7 million.

•	Banco Hipotecario obtained a loan from Warehousing Credit Line Agreement with IFC in an aggregate principal amount of Pesos 40.9 million.

Borrowings from the Central Bank

On November 11 and December 1, 2004, Banco Hipotecario pre-paid the financial assistance loans granted by the Central Bank in amounts totaling Ps.10.0 million and Ps.30.0 million, respectively, in order to settle in advance restructured foreign debt. On January 20, 2005 and February 25, 2005, Banco Hipotecario took part in the tender offer established by the Central Bank in accordance with the guidelines of Communications “A” 4268 and 4282, the amount of Ps.63.8 million and Ps.16.9 million, respectively, having been accepted in settlement of the previously refinanced debt. On May 3, 2005 Banco Hipotecario fully prepaid all outstanding balances due on this indebtedness of approximately Ps.233.5 million. As of June 30, 2007, Banco Hipotecario recorded in its financial statements borrowings from the Central Bank totaling Ps.218 million, respectively, in respect of advances Banco Hipotecario expects to incur in the future for its right to subscribe additional BODEN.

Loan Securitization Program

Banco Hipotecario has various series of bonds under its securitization program that existed and that were issued prior to its restructuring. These bonds remain outstanding under its off-balance sheet securitization program. For each mortgage trust, Banco Hipotecario transferred a portfolio of its loans to a trustee, which then issued senior bonds, subordinated bonds and certificates of participation. The payment obligations of these instruments are secured by the trust assets consisting of the portfolio of individual residential mortgage loans and any reserve fund established by us for such purpose. The holders of the securities have no recourse against us if the trustee defaults in its payment obligations. Notwithstanding this fact, certain holders of bonds issued by the mortgage trusts have sued us for the effects of the devaluation of the peso and its impact on the value of the trust assets. See “Business—Legal Proceedings.”

On June 25, 2004, Banco Hipotecario led the sale of the first series of “Cédulas Hipotecarias Argentinas” in the local capital market. The aggregate amount of the offering was Ps.50 million, consisting of Ps.40 million of Senior Bonds and Ps.10 million of Subordinated and Certificates of Participation issued under the Ps.500 million Program. On November 17, 2004, Banco Hipotecario closed a second series of Cédulas Hipotecarias in the local capital market for an aggregate amount of Ps.50 million, issued under the Ps.500 million Program. The bonds accrue variable interest at the higher of CER + 3% and the interest rate for time deposits between Ps.100.000 and Ps.500.000, up to 59 days, reported by Central Bank + 4% subject to a floor of 8% per annum and a ceiling of 15% per annum. On April 7, 2005, Banco Hipotecario closed a third series of Cédulas Hipotecarias for an aggregate amount of Ps.62.5 million. On June 16, 2005, Banco Hipotecario closed a fourth series of Cédulas Hipotecarias market for an aggregate amount of Ps.64.6 million. On October 20, 2005, Banco Hipotecario closed a fifth series of

Cédulas Hipotecarias for an aggregate amount of Ps.65.0 million. These last three series of bonds accrue variable interest at the higher of CER + 1% and the interest rate for time deposits between Ps100.000 and Ps.500.000, up to 59 days, reported by Central Bank + 2% subject to a floor of 9% per annum and a ceiling of 16% per annum. On March 27, 2006, Banco Hipotecario began offering a new series VI of Cédulas Hipotecarias of up to Ps.69.0 million in aggregate principal amount. This new series of bonds accrues variable interest at the higher of CER + 1% and the interest rate for time deposits between Ps.100,000 and Ps.500,000, up to 59 days, reported by Central Bank + 2% subject to a floor of 9% per annum and a ceiling of 19% per annum. On September 22, 2006 closed a seventh series of Cédulas Hipotecarias for an aggregate amount of Ps.71.4 million. This series of bonds accrue variable interest at the higher of CER + 2,5% and the interest rate for time deposits between Ps100.000 and Ps.500.000, up to 59 days, reported by Central Bank + 2,5% subject to a floor of 9% per annum and a ceiling of 23% per annum. All series are collateralized by residential mortgage loans and were rated “ra AAA” on a local scale by Standard and Poor’s. On March 26, 2007, Series VIII Savings Mortgage Bonds (CHA) was issued for a face value of Ps.74.497.

Deposits

Banco Hipotecario did not historically rely upon deposits as a principal source of funding, Banco Hipotecario engaged in limited deposit taking activities. Its other deposits consist of checking accounts maintained by different provincial housing funds and agencies representing Argentine government contributions from the collection of federal taxes which have been set aside for use by the provinces for special purposes and transferred to these accounts.

In December 2001 Banco Hipotecario received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its by-laws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2006 and 2007 its total deposits consisted of the following:

	At June 30,		At June 30,		%Change
	2006		2007		2006/2007
Checking accounts	Ps.	11.5	Ps.	39.3	(42.2)%
Saving accounts		141.7		183.9	22.3
Time deposits		434.5		613.4	61.2
Other deposits accounts		22.3		27.9	51.7
Accrued interest payable		4.8		4.1	50

Total	Ps.	614.8	Ps.	868.6	45.2%

Banco Hipotecario’s current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop its financing activities.

Contractual Obligations

In connection with its operating activities, Banco Hipotecario enters into certain contractual obligations. The following table shows the principal amounts plus accrued interests of its contractual obligations and their contractual interest rates as of June 30, 2007:

		Annual	Total	Past	Less than	1 to 3	3 to 5	Over 5
	Maturity	Interest Rate	Ps.	Due	1 year	years	years	years
Bonds
Defaulted bonds US$(1)			110.3	110.3	—	—	—	—
Defaulted bonds EURO(1)			35.3	35.3	—	—	—	—
Serie 4 i	Nov-2010	9.75%	462.5	—	5.7	—	456.9	—
Serie 4 II	Nov-2010	9.75%	312.3	—	3.8	—	308.6	—
Serie 5	Apr-2016	9.75%	773.6	—	13.4	—	—	760.2
Serie 6	Jun-2010	11.25%	460.8	—	1.4	459.4	—	—
Long term bond US$	Dec-2013	3% - 6%	565.4	—	2.4	187.67	187.7	187.7
Long term bond EURO	Dec-2013	3% - 6%	950.6	—	4.4	315.42	315.4	315.4
Loans
Repurchase Agreement, Deutsche Bank	Aug-2007	Libor 180d + 1.2%	53.3	—	53.3	—	—	—
Repurchase Agreement, Deutsche Bank	Aug-2007	Libor 180d + 1.15%	47.9	—	47.9	—	—	—
Repurchase Agreement, Deutsche Bank	Jul-2008	Libor 180d + 1.10%	43.1	—	1.4	41.7	—	—
Repurchase Agreement, DEPFA Bank	Feb-2008	Libor 180d + 1.1%	16.9	—	16.9	—	—	—
Repurchase Agreement, DEPFA Bank	Feb-2008	Libor 180d + 1.1%	67.2	—	67.2	—	—	—
Repurchase Agreement, Credit Suisse	Jul-2008	Libor 180d + 1.1%	18.2	—	0.6	17.6	—	—
Repurchase Agreement, Credit Suisse	Jul-2008	Libor 180d + 1.1%	8.0	—	0.3	7.7	—	—
Repurchase Agreement, Credit Suisse	Jul-2008	Libor 180d + 1.1%	69.6	—	2.2	67.4	—	—
Repurchase Agreement, Credit Suisse	Mar-2008	Libor 180d + 0.83%	63.7	—	63.7	—	—	—
Repurchase Agreement, Merrill Lynch	May-2010	Libor 180d + 0.55%	63.7	—	1.9	61.8	—	—
Repurchase Agreement, Barclays	May-2010	Libor 180d + 0.49%	63.7	—	1.8	61.8	—	—
IFC	Jul-2009	Libor 30d + 3.25%	41.1	—	0.1	41.0	—	—
Argentine Central Bank
Acquisition of the Hedge Bond	Aug-2012	CER + 2%	218,0	—	—	—	—	218.0
TOTAL			4,445.2	145.6	288.3	1,261.5	1,268.5	1,481.3

(1)	Includes debtors who did not accept the restructuring process

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	cash generated by operations;

•	cash from borrowings and financings arrangements; and

•	cash proceeds from the sale of real estate.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	capital expenditures for property, plant and equipment;

•	interest payments and repayments of short-term and long-term debt;

•	payments of dividends; and

•	acquisitions or purchases of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2007, we had a working capital of Ps.523.7 million. At the same date, we had cash and cash equivalents totaling Ps.708.5 million, an increase of 332.2% from the Ps.163.9 million of cash and cash equivalents held as of June 30, 2006.

As of June 30, 2006, we had a working capital of Ps.62.6 million. At the same date, we had cash and cash equivalents totaling Ps.163.9 million, an increase of 15.0% from the Ps.142.6 million of cash and cash equivalents held as of June 30, 2005.

As of June 30 2005, we had a working capital of Ps.78.8 million. At the same date, we had cash and cash equivalents totaling Ps.142.6 million, an increase of 16.0% from Ps.122.9 million of cash and cash equivalents held as of June 30, 2004.

Cash Flow Information

Operating Activities

2007 Fiscal Year. Our operating activities resulted in net cash inflows of Ps.163.1 million for fiscal year 2007 primarily as a result of operating gains of Ps.276.0 million, an increase in trade accounts payable of Ps.65.1 million, a decrease in inventories of Ps.29.0 million, and an increase in accrued interest of Ps.21.5 million partially offset by an increase in mortgages and leases receivables of Ps.79.7 million, and increase in Other receivables and prepaid expenses of Ps.79.6 million, an increase in non-current investments of Ps.35.6 million and an increase in current investments of Ps.29.8 million.

2006 Fiscal Year. Our operating activities resulted in net cash inflows of Ps.194.7 million for fiscal year 2006 primarily as a result of operating gains of Ps.218.5 million, an increase in trade accounts payable of Ps.56.0 million, a decrease in inventories of Ps.25.1 million, an increase in accrued interest of Ps.14.0 million and a decrease in current investments of Ps.10.3 million partially offset by an increase in mortgages and leases receivables of Ps.80.3 million, a decrease in customer advances, salaries and social security payable and taxes payable of Ps.28.4 million and an increase in non-current investments of Ps.26.4 million.

2005 Fiscal Year. Our operating activities resulted in net cash inflows of Ps.93.5 million for fiscal years 2005. The operating cash inflows for fiscal year 2005 primarily resulted from operating gains of Ps.127.2 million, an increase in customer advances, salaries and social security payable and taxes payable of Ps.12.0 million and an increase in trade accounts payable of Ps.21.0 million partially offset by an increase in mortgages and leases receivables for Ps.49.2 million and a decrease in other liabilities of Ps.17.7 million.

Investment Activities

2007 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.510.8 million for fiscal year 2007, primarily as a result of investments in fixed assets of Ps.410.1 million due to (i) the acquisition of Bouchard 551 for Ps.243.2 million, (ii) Ps.96.4 million thorough Alto Palermo primarily for improvements made in shopping centers (iii) improvements in the Hotel Operations segment for Ps.57.1 million, principally in Llao Llao for Ps.49.4 million, and as a result of a decrease in minority interest of Ps.40.4 million principally due to the increase in our ownership in Palermo Invest and in Alto Palermo for Ps.27.5 million and Ps.7.2 million, respectively.

On December 12, 2006 we purchased from different holders 34,710 shares of Canteras Natal Crespo for a total amount of Ps.1.8 million. After this transaction, our interest on Canteras (jointly with our partner ECIPSA) increased up to 98.45%.

2006 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.136.6 million for fiscal year 2006, primarily as a result of investments in fixed assets of Ps.54.1 million due to (i) improvements made in shopping centers amounting to Ps.33.6 million and (ii) improvements in the Hotel Operations segment for Ps.20.1 million. We also invested Ps.62.1 million in undeveloped parcels of land primarily through our subsidiary Alto Palermo. We also made investments of Ps.4.3 million to increase our ownership interest in Alto Palermo, and Ps.4.2 million in the acquisition of 43.2% of Canteras Natal Crespo S.A. Additionally, we posted a guaranty deposit for Ps.8.6 million at Deustche Bank guaranteeing our obligations to Argentimo S.A. relating to an agreement entered into between Alto Palermo, Argentimo S.A. and Constructora San José Argentina S.A. for the acquisition of land for the development of a shopping center and a dwelling and/or office building.

2005 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.126.7 million for fiscal year 2005, primarily as a result of investments in fixed assets of Ps.79.3 million, due to (i) the development of Alto Rosario Shopping and improvements made in other shopping centers totaling Ps.50.9 million, and (ii) partial payment for the acquisition of Bouchard 710 for Ps.20.4 million. We also invested Ps.35.0 million in the acquisition of an additional ownership interest of 49.9% in Mendoza Plaza Shopping and we also made a payment of US$4 million (Ps.11.7 million) in connection with a contract entered into with Credit Suisse in June 2005, pursuant to which, subject to the satisfaction of certain conditions, we expect to take out a loan for US$10.0 million, establishing a mortgage on an office building in the City of Buenos Aires.

Financing Activities

2007 Fiscal Year. Our financing activities resulted in net cash inflows of Ps.892.2 million. Our net cash provided by financing activities for fiscal year 2007 was primarily related to (i) the proceeds from short-term and long-term debt for Ps.1,199.7 million, primarily due to the issuance of our notes and Alto Palermo notes (ii) our issuance of common shares as a result of the exercise of warrants for Ps.26.0 million, partially offset by (i) the payment of short-term and long-term debt for Ps.292.2 million, (ii) the payment of dividends to minority shareholders for Ps.23.2 million and (iii) a the partial repayment of Ps.18.0 million of a mortgage payable.

2006 Fiscal Year. Our financing activities resulted in net cash outflows of Ps.36.8 million. Our net cash spent on financing activities for fiscal year 2006 was primarily related to the payment of short-term and long-term debt for Ps.82.5 million, the payment of dividends by our subsidiaries to minority shareholders totaling Ps.12.7 million, the repayment of debt owed to minority shareholders for Ps.5.2 million and a partial repayment of Ps.25.6 million of a mortgage payable, partially offset by our issuance of common shares as a result of the exercise of warrants for Ps.43.6 million and proceeds from issuance of short-term and long-term debt totaling Ps.45.1 million.

2005 Fiscal Year. Our financing activities resulted in net cash inflows of Ps.52.9 million. Our net cash provided by financing activities for fiscal year 2005 relates to our issuance of common shares as a result of the exercise of warrants for Ps.105.7 million, proceeds from issuance of short-term and long-term debt totaling Ps.117.2 million and proceeds from the settlement of a swap agreement for Ps.15.8 million, partially offset by the payment of short-term and long-term debt for Ps.167.3 million, the payment of dividends by our subsidiaries to minority shareholders totaling Ps.10.3 million, and the payment of Ps.5.8 million to Credit Suisse, establishing a guarantee for the debt of our subsidiary Hoteles Argentinos.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2007:

	Currency	Less than 1 year(1)	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total(2)	Average annual interest rate
			(in millions of Pesos)(3)				%	%
Bank and other debt
Unsecured bank loans(5)	US$	14.6	21.4	13.8	—	—	49.8	7.36
Unsecured bank loans	Ps.	52.9	4.7	1.4	—	—	59.0	11.80
Secured floating rate notes due(5) 2009	US$	23.8	34.7	22.5	—	—	81.0	7.36
Hoteles Argentinos secured loan	US$	1.2	17.9	—	—	—	19.1	12.36
Alto Palermo 10% convertible notes due 2014	US$	2.1	—	—	—	47.9	50.0	10.00
IRSA 8% convertible notes due 2007(4)	US$	59.0	—	—	—	—	59.0	8.00
Alto Palermo 11% Series II notes(4)	Ps.	1.8	21.4	43.7	43.9	43.9	154.7	11.00
Alto Palermo 7.875% Series I notes due 2017(4)	US$	3.6	(0.8)	(0.8)	(0.8)	369.8	371.0	7.87
IRSA 8.5% notes due 2017(4)	US$	15.1	(0.9)	(0.9)	(0.9)	459.0	471.5	8.50
Debt related to purchase of subsidiaries	US$	22.4	15.5	9.3	—	52.1	99.2	7.80

Total bank and other debt		196.7	113.9	89.0	42.2	972.7	1,414.5

	Currency	Less than 1 year(1)	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total(2)	Average annual interest rate
			(in millions of Pesos)(3)				%	%
Mortgages payable
Mortgage payable Bouchard 710	US$	14.8	—	—	—	—	14.8	8.50
Mortgage payable Terrenos Bariloche	US$	2.8	3.0	1.6	—	—	7.3	7.00

Total mortgages payable		17.5	3.0	1.6	—	—	22.1
Total debt		214.2	116.9	90.6	42.2	972.7	1,436.6

(1)	Includes accrued interest.

(2)	Figures may not sum due to rounding.

(3)	Exchange rate as of June 30, 2007: US$1.00 = Ps.3.093.

(4)	Includes issuance expenses (under Argentine GAAP expenses incurred in connection with the issuance of debt are classified as short-term or long-term debts, as appropriate).

(5)	Repaid on October 29, 2007.

Hoteles Argentinos secured loan

On March 23, 2005, Credit Suisse First Boston International acquired the US$11.1 million indebtedness incurred by Hoteles Argentinos which had been in default since January 2002. On April 21, 2006, Hoteles Argentinos reduced the outstanding principal amount to US$6.0 million with a prepayment, and the unpaid balance was restructured to mature in March 2010 with scheduled amortization payments as described below:

Date	Amount due
(US$ thousands)
March 15, 2008	213
September 15, 2008	225
March 15, 2009	239
September 15, 2009	253
March 15, 2010	5,070

Interest accrues on the unpaid principal of this loan at six-month LIBOR plus 7.0%.

In addition, we entered into a credit default swap agreement with Credit Suisse International which, among other stipulations, secures payment of Hoteles Argentinos’ indebtedness and provides that, in the event of default, we will be required to acquire the loan. Simultaneously with the amendment of Hoteles Argentinos’ loan agreement, we amended the credit default swap with Credit Suisse International. Thus, we would only assume 80.0% of Hoteles Argentinos’ indebtedness in the event of default. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder in Hoteles Argentinos, which has also been instrumented through a credit default swap. To secure performance of our obligations under the agreement with Credit Suisse International, we made an escrow deposit of US$1.2 million.

The loan agreement of Hoteles Argentinos provides that it may not declare or pay any dividends or make any distribution on our capital stock, or purchase, redeem, retire, defease or otherwise acquire any of our own shares, or make any distribution of assets, capital stock, warrants, rights, options, obligations or securities to our shareholders, except in an amount not to exceed the lesser of (i) Hoteles Argentino’s excess cash flow for the preceding year, or (ii) our consolidated retained earnings and consolidated profits earned; and then only if, after giving pro forma effect to such action, no default or event of default would occur as a consequence thereof.

Alto Palermo 10% convertible notes due 2014

On August 20, 2002 Alto Palermo issued US$50.0 million unsecured convertible notes in exchange for cash and the liquidation of determined liabilities owed to our shareholders. These convertible notes mature on July 19, 2014, in accordance with the extension of the initially scheduled maturity date approved at a meeting of holders of such convertible notes on May 2, 2006. Such securities accrue interest payable biannually at a fixed annual rate of 10% and are convertible at any time at the option of the holder into common shares, face value of Ps.0.10 per share. The conversion rate per US dollar is the lesser of (i) 30.8642 and (ii) the result obtained by dividing the rate of exchange effective on the date of conversion by the face value of the common shares of Alto Palermo. As of June 30, 2007, as a result of conversions previously made, the outstanding principal amount of Alto Palermo’s convertible notes was US$47.2 million. In the event all the bondholders exercise their conversion rights, Alto Palermo’s common shares would increase from 782.0 million shares (having a face value of Ps.78.2 million) to 223.5 million shares (having a face value of Ps.223.9 million). As of June 30, 2007, we held US$31.7 million of Alto Palermo’s convertible notes.

Our 8% convertible notes due 2007

On November 21, 2002, we issued US$100.0 million of convertible notes due November 2007. The convertible notes accrue interest at 8% per annum, payable on a semi-annual basis. The conversion price is US$0.545 per common share, which means that each US$1.00 principal amount of such convertible note may be exchanged for 1.8347 common shares. Additionally, each convertible note contains a warrant attached that grants its holder an option to acquire 1.8347 shares at a price of US$0.6541 each.

From the date of issuance through June 30, 2007, the holders of our convertible notes exercised their conversion rights for a total of 81.1 million units with a face value of US$1.0 each, issuing 148.8 million common shares with a face value of Ps.1.0 each. In addition, from the date of issuance through June 30, 2007, warrants issued by us were exercised for a total amount of US$56.8 million, and 104.2 million shares were issued in exchange. We received funds aggregating US$68.1 million.

As of June 30, 2007, the outstanding amount of our convertible notes and warrants was US$18.9 million and 43.2 million, respectively, and the amount of our outstanding shares was 464,969,156. After this date, 18.85 million convertible notes were converted and 43.12 million of warrants were exercised. As a result of the expiration of the conversion of convertible notes and exercises of warrants, our outstanding capital stock increased from 464,969,156 at June 30, 2007 to 578,676,460 as of the date of this annual report.

Alto Palermo series I and series II notes

On May 11, 2007, Alto Palermo issued two new series of notes in an aggregate principal amount of US$170 million. Series I consists of US$120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017.

Series II consists of Ps.154 million (equivalent to US$50 million) of notes which mature in seven, equal and consecutive semi-annual installments commencing on June 11, 2009, and which accrue interest at 11% per annum, payable on June 11 and December 11 of each year commencing on December 11, 2007.

Our 8.5% notes due 2017

On February 2, 2007, we issued our 2017 fixed rate notes for a total amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

This bond also contains a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 4.0 to 1; or

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our equity capital or to the capital stock of its restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of our notes due 2017, or (b) issuance and sale subsequent to the issuance of our notes due 2017 of our indebtedness or of the indebtedness of its restricted subsidiaries that has been converted into or exchanged for its qualified capital stock.

Capital Expenditures

2007 Fiscal Year. During the fiscal year ended June 30, 2007, we had capital expenditures of Ps.419.4 million. We made investments in fixed assets of Ps.410.1 million primarily in the acquisition of Bouchard 551 for Ps.243.2 million, Ps.96.4 million thorough Alto Palermo primarily for the improvement of Shopping Centers and Ps.57.1 million in the Hotel Segment, primarily in Llao Llao for Ps.49.4 million. We also invested Ps.9.3 million in undeveloped plots of land.

2006 Fiscal Year. During the fiscal year ended June 30, 2006, we had capital expenditures of Ps.116.2 million. We made investments in fixed assets of Ps.54.1 million primarily in shopping centers totaling Ps.33.6 million and in Hotel segment of Ps.20.1 million.

2005 Fiscal Year. During the fiscal year ended June 30, 2005, we had capital expenditures of Ps.80.0 million. We made investments in fixed assets of Ps.79.3 million, primarily in shopping centers totaling Ps.50.9 million and in the acquisition of Bouchard 710 for Ps.20.4 million. We also invested Ps.0.7 million in undeveloped plots of land.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the impact of certain U.S. GAAP adjustments on equity investees;

•	the accounting for marketable securities;

•	the application of different useful lives for depreciation purposes;

•	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the accounting for a mortgage payable with no stated interest;

•	the accounting for securitization programs;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the present-value accounting;

•	the restoration of previously recognized impairment losses accounting;

•	the accounting for convertible notes;

•	the accounting for troubled debt restructuring;

•	the accounting for real estate barter transactions;

•	the accounting for the appraisal revaluation of fixed assets;

•	the revenue recognition of deferred brokerage commissions over the term of the respective leases;

•	the escalation rental revenue under straight-line method over the term of the leases;

the deferral of certain revenues from life and disability insurance and origination fees;

•	the amortization of fees related to the Senior Notes;

•	the accounting for software obtained for internal use;

•	the accounting for increasing rate debt;

•	the accounting for certain inventories to which we have received advance payments that fix sales price and the contractual terms assure the closing of the sale and the realization of the gain;

•

the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences in accounting for deferred income tax calculation purposes while under U.S. GAAP are treated as temporary differences;

•	the effect of the reversal of gain from recognition of financial receivables at net realizable value.

•	the effect of the reversal of capitalized exchange differences.

•	the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate;

•	the effect on minority interest of the above-mentioned reconciling items, as appropriate; and

•	the cumulative effect of initial application of SAB 108.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See note 17 to our audited consolidated financial statements included elsewhere in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2005, 2006 and 2007 was approximately Ps.103.2 million, Ps.96.6 million and Ps.107.1 million, respectively, compared to approximately Ps.129.4 million, Ps.89.9 million and Ps.103.2 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2006 and 2007, was Ps.1,485.8 million and Ps.1,646.7 million, respectively, compared to Ps.1,158.4 million and Ps.1,358.7 million, respectively, under U.S. GAAP.

C. Research and Development, Patents and Licenses, etc.

We do not have any research, development, patents or licenses that are material for the conduct of our business.

D. Trend Information

Subsequent to the strong progress shown during calendar year 2006, the economy activity continued its growing path during the current calendar year principally pushed by the internal expense and the favorable evolution of the price of commodities. Although operating income decreased 1.3% from Ps. 201.6 million in fiscal year 2006 to Ps. 198.5 million in 2007, if we exclude the Sales and Developments segment from the computation and take into account only those activities that generate continued cash flow (office leases, shopping centers and hotels) operating income amounts to Ps. 192.4 million, 22.6% higher than in the previous fiscal year.

Consumption has continued on the rise. Considering the average for the first 10 months of 2007, shopping center sales have shown a positive development in the whereabouts of 28.1% (source INDEC) compared to the same period of the previous year. The positive expansion of these indicators is testament to the good momentum of our tenants’ stores in the various shopping centers. Construction rates have shown increasing costs (the construction cost rate projects a 20% annual increase for 2007) and the growth rate of the summary indicator of construction activities (ISAC in Spanish), although positive, is lower than the one recorded in the past years. This shows the higher competition recently observed in the industry, a factor that weighted in our decision to make progress in the organization of IRSA-Cyrela, an alliance through which we seek to take advantage of our partners’ know-how of the building industry and develop our future projects even more efficiently. The hotel segment, and five stars hotels in particular, have been favored in the last five years by the increase in the number of tourists with high purchasing power. According to data released by the INDEC, the inflow of foreign tourists to Argentina increased 14% during the first six months of calendar 2007 compared to the same period of the previous year, resulting in a 25.8% growth in the tourists’ total spending during the period. In addition, the demand for four and five star hotels increased 8.3%, whereas high category hotel guests’ spending reached 9.4%.

Although we expect the positive economic trends to continue, we cannot assure this will occur. Our business is largely affected by economic downturns. Any decrease in investment and consumption decisions could cause a reduction in retail sales, sales of real state and demand for office and commercial space.

We have an asset portfolio of Ps.4,145 million book value in attractive locations and with top-level lessees. Cash flow generation from our business is growing at different paces according to each segment. The shopping center segment is our largest cash flow generator while reaching high occupancy levels. The credit card business segment is growing at a significant pace, being the second segment in sales during 2007 fiscal year. Rentals in the Offices segment has experienced a substantial increase in income due to the addition of new properties as well as sustained increases in occupancy rates and rising prices included in lease agreements to match increasing market demand. Hotels have also shown an improvement in both tariffs and occupancy levels. The sales value of property in the locations where our developments are located has been escalating, and there has been considerable increase in the demand for such properties. This activity, however, has not been fully reflected in terms of value, yet, because of revenue recognition accounting principles. We believe our assets have a great intrinsic value that makes them attractive due to their potential for growth.

Development and sale of properties

In our fiscal year ended June 30, 2007, revenues from our Sales and Development segment were Ps.75.8 million, compared to Ps.104.0 million in fiscal year 2006.

Likewise, the current scenario provides incentives for the development of projects linked to our real estate activity. Therefore, during the 2008 fiscal year we expect to complete the projects under development, as well as to analyze new undertakings.

Apartment Projects Under Development

Torre Caballito, City of Buenos Aires. This undeveloped 1.8 hectare property is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which we sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo.” Koad has agreed to develop a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. The total area of this apartment complex that will be for sale is estimated to be approximately 28,000 square meters. On August 2009, we will be entitled to ownership of 26.7% of the total square meters and 25% of the parking lots of the entire complex, representing 118 apartments and 55 parking lots located in Tower 1. As a result of an incentive scheme agreed to with Koad, the number of square meters we will receive could vary according to the project’s date of completion. As a result of this transaction, Koad granted to us a first lien mortgage on the property to secure up to US$7.4 million of its obligations to us and posted a surety bond in our favor supporting an additional US$2.0 million of Koad’s obligations to us.

Dock IV, City of Buenos Aires. This luxury office building has a total surface area of approximately 22,000 square meters, and will offer 11,000 square meters of large and versatile office space for lease. The building’s layout welcomes both companies requiring smaller office space, averaging 200 square meters, and corporations in need of an entire floor. The building’s development is currently at its first stage, bid submission for the foundations and lobby. The building will have nine floors with offices and commercial shops on the first floor. Paper work seeking permits for bid submissions for the second stage is still pending.

Torres Renoir, Dock III. On November 25, 2004 a deed of conveyance of title for a certain plot known as plot 1.c. was executed in favor of Desarrollos y Proyectos Sociedad

Anónima (“DYPSA”). This deed establishes in kind consideration for the sale, and at the same time granted DYPSA the option to acquire in barter another plot known as plot 1.e. This option acts as an alternative to the construction of the 13th floor of the building to be developed on plot 1.c. As a guaranty for this transaction, DYPSA established a first lien mortgage for US$8.03 on plot 1.c. and for US$10.8 on plot 1.e. DYPSA contracted an obligation to transfer 4.642 square meters at the building constructed on certain plot known as plot 1c, representing 28.5% of the apartment surface of such building, and 6.421 square meters at the building constructed on certain plot known as plot 1e, representing 31.5% of the total apartment surface of that building. During December 2006 we began the sales of the available units.

On May 18, 2005, Buenos Aires Trade & Finance Center S.A. (“Trade”) signed a purchase agreement relating to certain plot known as plot 1.d., with then owner of this plot, DYPSA. On that date Trade paid DYPSA US$2.15 million. On January 19, 2006, a partial payment of the outstanding balance of US$1.0 million was made.

On July 17, 2006, Trade paid the outstanding balance and the parties signed the transfer deed. On this date, Trade took possession of plot 1d with Alvear Palace Hotel S.A. and Desarrollos Premium Plus S.A.

To provide for the sustained increase in the demand for residential apartments in the Puerto Madero area, during fiscal year 2006 we entered into bartering contracts allowing to start the construction of these two exclusive dwelling towers of 37 and 40-storey. In line with the boom of developments in the area, the market has great expectations on the project given its exceptional features. On September 30, 2006 due to the interest shown in this project, the marketing of plot 1c was launched as the rate of progress was 78.3%. During fiscal year 2007 preliminary sales contracts were signed for 76.4% of the units available. In respect of plot 1e works started and the percentage of work completed is 4.5%. On November 2, 2007, the Company and the developer decided to replace the swap agreement for plot 1e for a payment of US$18.2 million, US$4.6 million of which were paid on that date and the balance will be received by the Company over the next six months. The income resulting from this transaction amounts to approximately US$4.7 million.

Completed Apartment Projects

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area of which 3,633 belong to us, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views of the river. This development was partially financed through the anticipated sale of its apartments. Works are 100% finished and as of June 30, 2007 more than 90% of the units had been sold.

Barrio Chico, City of Buenos Aires. In March 2003 we purchased a plot of land on San Martin de Tours Street in the district of Barrio Parque, an exclusive residential zone in the City of Buenos Aires. At the time the sales contract was signed, US$0.08 million were prepaid. In June 2003 at the time the deed of title was transferred, US$0.23 million were paid. At that time, the property was mortgaged to Providence for US$0.75 million, to guarantee 25% of the housing units we were obligated to deliver upon the building’s completion. We financed with its own working capital the construction of this luxury residential complex designed for high-income customers. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2007 the project is finished and only 3 units remain to be sold.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2007, 100% of the residential community had been sold.

Residential Communities

In the residential communities market, we acquire undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. We seek to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization has also influenced the trend to adopt this lifestyle.

As of June 30, 2007, our residential communities for the construction of single-family homes for sale in Argentina had a total of 62,990 square meters of salable area in the Abril, residential communities located in the province of Buenos Aires.

Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 km north from downtown Buenos Aires, we are developing a 99.8 hectare gated residential complex known as “El Encuentro”. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$3.98 million to Inversora Bolívar, of which US$0.98 million were paid and the balance of US$3.0 million will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed in December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar on real property amounting to US$3.0 million in guarantee of compliance with the operation and delivered US$0.5 million to Inversora Bolívar corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% of the outstanding balance at the time of certification of 50% of the progress of work and the remaining upon certification of 90% of work progress. Within this property, a closed quarter called “El Encuentro” is developed, with a direct access to highway 9 that facilitates the way into and out of the city. Considering the high price of the plots in the north of the province of Buenos Aires, mostly in the place in which this enterprise is placed, IRSA has great expectations for marketing the land through the bartering system. We estimate that the sale of the units may be launched in early 2008. As of June 30, 2007, the work progress degree is 90%.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth, As of June 30, 2007, our land reserves totaled 17 properties consisting of approximately 3079 hectares (including Rosario, Caballito, Vicente Lopez and Coto C.I.C.S.A. (“Coto”) air space owned by Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa María, City of Buenos Aires (ex Santa María del Plata). Solares de Santa María is a 70 hectares property facing the Río de la Plata in the South of Puerto Madero, 10 minutes from the National Government House. This is an urbanization project developed through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”), which was recently incorporated. This project has a residential profile and mixed uses, it is currently expected to have offices, stores, hotels, sport and nautical clubs, service areas with schools, supermarkets, parking lots, etc.

The project ultimately submitted for approval to government authorities included various proposals made by advisors of the Urban Environmental Plan Council (Consejo del Plan Urbano Ambiental) and contemplates the assignment of 358,000 square meters to become public parks including a 90,000 square meter green sector, boulevards designated for access to and walking around the neighborhood and the transference of all water areas (especially the zone in front of the commercial area) for public use. The river presence in this part of the city has been reserved for general public use, including space for a marina which may be built in the future.

While we await the city government approvals and authorizations, we have contacted national and international investors with experience in this type of real state developments.

As part of the project, we sold 31,491,932 shares for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. This sale represents the 10% of Solares de Santa María capital stock and is to be paid as follows: (i) an initial payment of US$1,500,000; and (ii) the balance of US$9,100,000 payable on December 26, 2007. Under the purchase agreement a first grade pledge on certain assets owned by the buyer was granted to us and our subsidiary Palermo Invest S.A., the sellers, in order to secure the payment price.

Puerto Retiro. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in The City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities. We have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% interest in Puerto Retiro through our wholly-owned subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”). See “–Legal Proceedings –Puerto Retiro.”

Caballito, Ferro Project. This is a property of approximately 25,539 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city,

which Alto Palermo purchased in October 1998. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. The approval of the authorization of the government of the City of Buenos Aires for the development of a shopping center, an office building and a private hospital in this plot has not been granted.

Land Reserves in the Province of Buenos Aires

Pereiraola, Hudson. Through Inversora Bolivar, we own a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130 hectare undeveloped property adjacent to our Abril community. We intend to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project, but we have already obtained the necessary municipal permits. The plot’s book value is estimated to be Ps.21.7 million as of June 30, 2007.

Pilar. Pilar is a 74 hectare undeveloped land reserve property located close to Pilar City, 55 kilometers northwest of downtown of the City of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate or a financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2007.

Vicente López, Olivos, Provincia de Buenos Aires. On January 16, 2007, we acquired 90% and 10%, respectively, of the total shares of Rummaala S.A. (“Rummaala”), the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs.

As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property for a total consideration of US$15.00 million, payable as follows: (i) US$0.50 million in cash; (ii) by delivering certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) by delivering certain units of the building to be constructed in the land acquired for a total consideration of US$13.25 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs.

Other Undeveloped Plots in the City and Province of Buenos Aires. Our land reserve portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra.

Land Reserves in Other Provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. IRSA’s subsidiary Alto Palermo owns a plot of land covering approximately 50,000 square meters of surface area in the city of Rosario, in the place in which the Alto Rosario Shopping Center is located. A residential complex will be built in this plot of land.

Neuquén Project, Province of Neuquén. On July 6, 1999, Alto Palermo acquired a 94.6% share in Shopping Neuquén amounting to Ps.4.2 million. Alto Palermo paid Ps.0.9 million on September 1, 1999, and the remaining Ps.3.3 million were to be paid on July 5, 2001, or at the time of the opening of the shopping center to be constructed in the building owned by Shopping Neuquén, whichever happened first. As of June 30, 2007 the remaining was paid.

The only asset of Shopping Neuquén is a plot of land of 50,000 square meters approximately, in which we hope to build a shopping center. On September 20, 2007 the Municipality of Neuquén declared the urban project and environmental impact study are feasible. Shopping Neuquén S.A. has 150 days to submit the work plans from the date of the declaration. See “—Legal Proceedings—Legal issues with the City Hall of Neuquén.”

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Offices and other non-shopping center rental properties

We are engaged in the acquisition, development and management of offices and other rental properties in Argentina. As of June 30, 2007, we directly and indirectly, owned interests in 24 office and other rental properties in Argentina which comprised 234,320 square meters of gross leaseable area. Of these properties, 17 were office properties which comprised 138,315 square meters of gross leaseable area. For fiscal year 2007, we had revenues from office and non- shopping center leases properties of Ps.55.7 million.

All our office rental property in Argentina is located in Buenos Aires City. All of these properties are rented to various different premium tenants. For the year ended June 30, 2007 the average occupancy rate for all IRSA’s properties in the Offices and other rental property segment was approximately 97.37%. Seven different tenants accounted for approximately 26.75% of IRSA’s monthly office rental and 28.91% of IRSA’s total revenues for fiscal year 2007 for the same concept. IRSA’s seven main office rental tenants are: Grupo Total Austral, Finterbusch Pickenhayn Sibille S.C. (KPMG), Microsoft Argentina S.A., Techint Cia. Tecnica Int. SACeI, Occidental Argentina , Exploration and Production Inc., Marval & O’Farrel and Cisco Systems Argentina S.A.

Credit Card Operations

Revenues from our Credit Card segment increased 73.2% from Ps.123.0 million in fiscal year 2006 to Ps.213.0 million in fiscal year 2007. This increase was caused by a number of factors, including: favorable macroeconomic conditions in fiscal year 2007, which showed a general increase in consumption; an increase of 201,114 in the number of newly issued credit cards; the opening of four new branches; an increase og 90.5% in sales made with our shopping card and an increase of 49% in the number of stores accepting our card; and an increase of income from financial operations and others.

We are currently considering strategic alternatives with respect to our investment in Tarshop which, due to its recent growth in size and profitability, competes increasingly with credit card companies that are substantially larger. As a result, we are currently considering alternatives to maximize the value of our investment in Tarshop, including its possible merger with, or sale to, another entity engaged in the credit card industry.

Shopping centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo. As of June 30, 2007, Alto Palermo operated and owned majority interests in ten shopping centers, five of which are located in the City of Buenos Aires, one of which is located in the greater Buenos Aires metropolitan area and the remaining are located in the interior Argentine cities of Salta, Rosario, Mendoza and Córdoba.

At June 30, 2007, Alto Palermo’s shopping centers comprised a total of 224,138 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants and the surface area of the Panamerican Mall that includes several projects one of which is the construction of a shopping center). For the year ended June 30, 2007, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 97.0%.

In December 2006, Alto Palermo acquired a 100% of Empalme S.A. which owns Córdoba Shopping, a shopping center covering 35,000 square meters of surface area, having 160 commercial stores, 12 movie theatres and parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of Córdoba City.

As a result of our acquisition of several shopping centers and a corporate reorganization of Alto Palermo, we recently centralized management of our shopping centers in Alto Palermo. Alto Palermo is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

Hotels operations

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

E. Off-Balance Sheet Arrangements

At June 30, 2007, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(Ps. millions)
Short term debt obligations	—	—	—	—	—
Long term debt obligations
Unsecured bank loans(1)	109	68	41	—	—
Secured floating rate notes due 2009(2)	81	24	57	—	—
Hoteles Argentinos S.A. secured loan(3)	19	1	18	—	—
Alto Palermo 10% convertible notes due 2014(4)	50	2	—	48	—
IRSA 8% convertible notes due 2007(5)	59	59	—	—	—
Alto Palermo 11% Series II notes(6)	155	2	65	88	—
Alto Palermo 7.875% Series I notes due 2017(7)	371	4	(2)	—	369
IRSA 8.5% notes due 2017(8)	472	15	(2)	(2)	461

	1,316	175	177	503	461
Purchase Obligations
Seller financing for acquisition of Palermo Invest S.A.(9)	29	10	19	—	—
Seller financing for acquisition of Empalme(10)	18	12	6	—	—
Seller financing for acquisition of Rummaala	52	—	—	52	—
Debt for the purchase of Rummaala	41	—	—	41	—
Suppliers	1	1	—	—	—
Mortgage payable – Bouchard 170(11)	15	15	—	—	—
Mortgage payable – Llao Llao(12)	8	3	5	—	—
	764	41	30	93	—

Other long term obligations
Guarantee deposits	7	4	3	—	—
Others	3	—	1	1	1
	10	4	4	1	1
Total	1,491	221	212	597	462

(1)	Accrued interest at Libor rate + 200 bps

(2)	Accrued interest at Libor rate + 200 bps

(3)	Accrued interest at Libor rate + 700 bps

(4)	Accrued interest at fixed rate of 10% per annum

(5)	Accrued interest at fixed rate of 8% per annum

(6)	Accrued interest at fixed rate of 11% per annum

(7)	Accrued interest at fixed rate of 7.875% per annum

(8)	Accrued interest at fixed rate of 8.5% per annum

(9)	Accrued interest at fixed rate of 8% per annum.

(10)	Accrued interest at fixed rate of 6% per annum.

(11)	Accrued interest at fixed rate of 8.50% per annum.

(12)	Accrued interest at fixed rate of 7% per annum.

(13)	Not including unaccrued interest.

G. Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward Looking Statements” in the introduction of this annual report for the forward looking safe harbor provisions.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Composition of the Board of Directors

We are managed by a board of directors. Our by-laws provide that our board of directors will consist of a minimum of eight and a maximum of fourteen full directors and eight to fourteen alternate directors. Currently our board of directors is composed of twelve directors and six alternate directors. Our directors and alternate directors are elected for three-year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

Alternate directors will be summoned to exercise their functions in case of absence, vacancy of death of a full director up to a new director were designated.

The table below shows information about our directors and alternate directors:

Name	Date of birth	Position	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2006	2009	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2006	2009	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2007	2010	2001
Oscar P. Bergotto	06/19/1943	Director	2006	2009	1994
Fernando A. Elsztain	01/04/1961	Director	2005	2008	1999
Ricardo Esteves	05/25/1949	Director	2005	2008	2005
Cedric D. Bridger	11/09/1935	Director	2006	2009	2003
Marcos Fischman	04/09/1960	Director	2006	2009	2003
Fernando Rubín	06/20/1966	Director	2007	2010	2004
Gary S. Gladstein	07/07/1944	Director	2007	2010	2004
Mario Blejer	07/07/1944	Director	2005	2008	2005
Mauricio Wior	10/23/1956	Director	2006	2009	2006
Juan C. Quintana Terán	06/11/1937	Alternate director	2005	2008	1996
Emilio Cárdenas	08/13/1942	Alternate director	2006	2009	2003
Salvador D. Bergel	04/17/1932	Alternate director	2005	2008	1996
Enrique Antonini	03/16/50	Alternate director	2007	2010	2007
Daniel Ricardo Elsztain	12/22/1972	Alternate director	2007	2010	2007
Gabriel Adolfo Gregorio Reznik	11/18/1958	Alternate director	2007	2010	2007

Ricardo Esteves, Cedric Bridger, Mario Blejer, Mauricio Wior, Emilio Cárdenas, Gabriel Adolfo Gregorio Reznik and Enrique Antonini are independent directors, pursuant to Comisión Nacional de Valores’ Resolution No. 400/2002.

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied economic sciences at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of Alto Palermo, Shopping Alto Palermo S.A., Cresud, Consultores Asset Management and BACS Banco de Crédito & Securitización among others. He is also vice-chairman of Banco Hipotecario, E-Commerce Latina S.A. and Director of BrasilAgro, among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes law firm. He is also vice-chairman of Alto Palermo, the first vice-chairman of Shopping Alto Palermo S.A. and Cresud and vice-chairman of Puerto Retiro, Alto Palermo and Fibesa, and a director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop, Palermo Invest S.A. and BrasilAgro.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. Currently he is chairman of BrasilAgro, second vice-chairman of Cresud and executive vice-chairman of Alto Palermo and SAPSA. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos and director of IBOSA. He is the brother of Chairman Eduardo S. Elsztain and a cousin of Director Fernando A. Elsztain.

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

Ricardo Esteves. He has a degree in Political Science from the Universidad El Salvador. He was a member of the Boards of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox and Supermercados Disco. He was one of the founders of CEAL (Consejo Empresario de América Latina) and is a member of the board of directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

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

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth were he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Insituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from the Universidad of de Buenos Aires. He is a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of Cresud, Alto Palermo and Nuevas Fronteras S.A.

Emilio J. Cárdenas. Mr. Cárdenas obtained a law degree from the Universidad de Buenos Aires and a Ph.D. from University of Michigan. He has been a member of our board of directors since 1996. He was chairman of ABRA, founding partner of Cárdenas, Cassagne & Asociados law firm, Argentina’s Permanent Representative to the United Nations, member of United Nations Security Council and is currently a member of the board of directors of HSBC Bank S.A (Bank Roberts).

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from the Universidad del Litoral. He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He also served as a director of Inversiones y Representaciones S.A. from 1993 to 2002. He is a member of the Banking Lawyers Committee and the International Bar Association.

Daniel R. Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Masers in Business Administration. He has been our Commercial Director since 1998. Mr. Elsztain is the brother of both the Chairman of the Board of Directors, Mr. Eduardo S. Elzstain, and of the Vice-Chairman, Mr. Alejandro G. Elzstain and cousin of the Director Fernance A. Elzstain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad deBuenos Aires). He worked for IRSA from 1992 until May 2005 when he resigned. He has also worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop S.A. and Fibesa, as well as member of the board of Banco Hipotecario, and a number of other companies.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an executive committee consisting of five directors and one alternative director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain as members, and Mr. Oscar P. Bergotto as alternative member.

The executive committee meets as needed by our business, or at the request of one or more of its members.

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

Supervisory Committee

Our supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our by-laws and resolutions adopted at the shareholders’ meetings. The members of the supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term. The supervisory committee is composed of three members and three alternate members and pursuant to Section 294 of the Argentine Corporations Law No. 19,550, as amended, must meet at least every three months.

The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting, held on October 10, 2007:

Name	Date of birth	Position	Expiration Date	Current position held since
José D. Abelovich	07/20/1956	Member	2008	1992
Marcelo H. Fuxman	11/30/1955	Member	2008	1992
Roberto Murmis	04/07/1959	Member	2008	2005
Silvia De Feo	10/07/1958	Alternate member	2008	2003
Sergio Kolaczyk	11/28/1964	Alternate member	2008	2005
Alicia Rigueira	12/02/1951	Alternate member	2008	2006

Set forth below is a brief biographical description of each member of our supervisory committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Alto Palermo, Cresud, SAPSA, Hoteles Argentinos and Inversora Bolívar, among other companies.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Alto Palermo, Cresud, SAPSA and Inversora Bolívar.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados / SC International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of SAPSA, Cresud, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados/ SC International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the supervisory committees of SAPSA, Cresud, Inversora Bolivar S.A. and Baldovinos S.A.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires. He is a professional of Abelovich, Polano & Asociados SC International. He is also an alternate member of the supervisory committee of Alto Palermo and Cresud.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados, affiliated with SC International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the Facultad de Ciencias Económicas de la Universidad de Lomas de Zamora.

Senior Management

The Board of Directors appoints and removes senior management. Senior management performs its duties in accordance with the instructions of the Board of Directors. The following table shows information about our current senior management:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
Fernando Barenboim	09/02/1960	Chief Commercial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	2002

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA—Centro de Estudios Macroeconómicos Argentinos—) and in the IAE (Universidad Austral). He formerly worked as a senior securities trader in Citibank. He also held several management positions related to investment banking and capital markets at Banco Río (BSCH) and was financial director of the Argentine Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of Alto Palermo and Cresud.

Fernando Barenboim. Mr. Barenboim studied architecture at Universidad de Buenos Aires. He also attended post-graduate courses in the same university and the UNESCO. He has a master’s degree from the Universidad Católica Argentina. He joined us in 1991 and is manager of the real estate portfolio of Banco Hipotecario.

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

B. Compensation

Directors

Under Argentine law, if the compensation of the members of the board of directors is not established in the by-laws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased proportionally to the distribution.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to Argentine Law and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered at the shareholders’ meeting.

At our shareholders meeting held on October 10, 2007, the shareholders approved an aggregate compensation of Ps.8.2 million for all of our directors for the fiscal year ended June 30, 2007.

Under the executive employment agreements entered into with Messrs. Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto, if we terminate any of these executive employment agreements without cause, we will be liable to the relevant executive for two years of compensation.

We do not have written contracts with our directors. However, Mr. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, Oscar Bergoto, Marcos Fischman and Fernando Rubín are employed by us under the Labor Contract Law No. 20.744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2007 was Ps.4.05 million.

Supervisory Committee

The shareholders meeting held on October 10, 2007, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Benefit Plans

Compensation plan for executive management

During fiscal year 2007 we developed a special compensation plan for our key managers (the “Plan”) by means of contributions to be made by the employees and by us. Such Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions. Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he or she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 15.0% of their annual bonus.

This Plan is intended to improve the compensation benefits of the key management employees who are encouraged to increase his or her compensation package by receiving extraordinary reward at the end of the Plan for those who have met certain conditions mentioned below.

Our contribution will be 200% of the employees’ monthly contributions and 300% of the extraordinary employees’ contributions. The funds collected as a result of the Participants’ contributions are transferred to a special independent vehicle created in Argentina as an Investment Fund approved by the Comisión Nacional de Valores. Such funds (including the rents derived thereof) are freely redeemable upon request of the Participants. Contributions made by us under the Plan are transferred to another separate and independent vehicle (e.g., trust fund).

Participants or their assignees, as the case may be, will have access to 100% of the benefits of the Plan (that is, our contributions made on the Participants’ behalf to the specially created vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability; and

•	death.

In case of resignation or termination without legal justification, the Participant may redeem amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

As of June 30, 2007 we and our subsidiaries contributions amounted to Ps.0.9 million.

C. Board Practices

Benefits upon Termination of Employment

Under the executive employment agreements entered into with Messrs. Eduardo S. Elsztain, Saúl Zang and Oscar P. Bergotto, if we terminate any of these executive employment agreements without cause, we will be liable to the relevant executive for two years of compensation.

Audit Committee

Pursuant to the System governing the Transparency of Public Offers established through Decree No. 677/2001, the rules of the Comisión Nacional de Valores, its Resolution No. 400 and 402, the board of directors established that the Audit Committee shall be a committee of the board of directors. The main function of the Audit Committee is to assist the board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

On December 4, 2006, our board of directors appointed Cedric Bridger, Mauricio Wior, and Mario Blejer, all of them independent members, as members of the audit committee. The board of directors named Cedric Bridger as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).

Compensation of Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our board of directors.

D. Employees

As of June 30, 2007, we had 3,298 employees. Our employees are not represented by any union other than our hotel workers who are members of Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina (UTHGRA). We have not experienced a strike or significant work stoppage in the last ten years and believe that our relations with our employees are good.

The following table sets forth the number of employees in our various businesses at the dates indicated:

	Argentine Real Estate(1)	Shopping Centers(2)	Hotels(3)	Telecommunication(4)	Credit Cards(5)	Total
As of June 30, 2003	140	605	628	51	222	1,646
As of June 30, 2004	129	681	688	51	390	1,939
As of June 30, 2005	154	872	861	75	556	2,518
As of June 30, 2006	185	966	1,024	0	979	3,154
As of June 30, 2007	228	983	785	0	1,302	3,298

(1)	Argentine Real Estate includes IRSA, Inversora Bolívar, Baldovinos, Madero, Libertador 498.

(2)	Starting June 2000, Shopping Centers includes Altocity (e-commerce) and does not include Mendoza Plaza prior to fiscal year 2005.

(3)	Hotels include Intercontinental, Sheraton, Libertador and Llao Llao.

(4)	Telecommunications include Red Alternativa and Alternativa Gratis.

(5)	Credit cards include Tarshop.

E. Share Ownership

Share ownership of directors, members of the Supervisory Committee, members of the executive committee and senior management as of November 30, 2007.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, Supervisory Committee senior management and members of the audit committee as of November 30, 2007:

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain(1)	Chairman	8,309,889	1.43%
Saúl Zang	First Vice-Chairman	849,823	0.15%
Alejandro G. Elsztain	Second Vice- Chairman	1,567,995	0.3%
Oscar P. Bergotto	Director	—	—
Fernando A. Elsztain	Director	—	—
Ricardo Esteves	Director	—	—
Cedric D. Bridger	Director	—	—
Marcos Fischman	Director	20,000	<0.01%
Fernando Rubín	Director	—	—
Gary S. Gladstein	Director	—	—
Mario Blejer	Director	6,000	<0.01%
Mauricio Wior	Director	—	—
Juan C. Quintana Terán	Alternate director	—	—
Emilio Cárdenas	Alternate Director	—	—
Salvador D. Bergel	Alternate director	—	—
Enrique Antonini	Alternate Director	—	—
Daniel Ricardo Elsztain	Alternate director	4,517	<0.01%
Gabriel Adolfo Gregorio Reznik	Alternate director	—	—

Name	Position	Number of Shares	Percentage
Senior Management
Eduardo S. Elsztain	Chief executive officer	8,309,889	1.43%
Gabriel Blasi	Chief financial officer	106,933	0.02%
Fernando Barenboim	Chief commercial officer	—	—
David A. Perednik	Chief administrative officer	66,540	0.1%
Supervisory Committee
José D. Abelovich	Member	—	—
Marcelo H. Fuxman	Member	—	—
Roberto Murmis	Member	—	—
Silvia C. De Feo	Alternate member	—	—
Sergio Kolaczyk	Alternate member	—	—
Alicia Rigueira	Alternate member	—	—
Executive Committee
Eduardo S. Elsztain	Member	8,309,889	1.43%
Saúl Zang	Member	849,823	0.15%
Alejandro G. Elsztain	Member	1,567,995	0.27%
Fernando A. Elsztain	Member	—	—
Oscar P. Bergotto	Alternate Member	—	—

(1)

Includes (i) 7,998,522 common shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control Inversiones Financieras del Sur S.A. and (ii) 311,367 common shares owned directly by Eduardo S. Elsztain

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares and all our directors and officers as a group.

	Share Ownership as of November 30, 2007
Shareholder	Number of Shares	Percentage(5)
Cresud(1)	199,312,028	34.4%
IFISA(2)	7,998,522	1.4%
Directors and officers including Eduardo Elsztain(3)	2,729,185	0.5%
Argentine pension funds in the aggregate(4)	22,485,215	3.9%

Total	232,524,950	40.2%

(1)	Eduardo S. Elsztain is the beneficial owner of 102,013,754 shares of Cresud, representing 31.8% of its total share capital. As a result of his 31.8% interest in Cresud, Mr. Elsztain has an 11.0% indirect economic interest in us. Although Mr. Elsztain does not own a majority of the shares of Cresud, he exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 31.9% of our shares by virtue of his investment in Cresud, without taking into account his indirect interest in us through IFISA.

(2)	Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited (“IFIS”), a corporation organized under the laws of Bermuda and IFISA, a corporation organized under the laws of Uruguay. Mr. Elsztain, by virtue of his position and voting power in IFIS, is the beneficial owner of 43.5% of the shares of IFIS. Although Mr. Elsztain does not own a majority of shares of IFIS, he exercises effective control over IFIS, which in turn controls IFISA. As a result, Mr. Elsztain may be deemed to be the beneficial owner of an additional 1.4% of our shares due to IFISA’s 1.4% interest in us, without taking into account his indirect interest in us through Cresud.

(3)	As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 35.8% of our outstanding shares consisting of (i) 199,312,028 shares held by Cresud and (ii) 7,998,522 shares held by IFISA. In addition, Mr. Elsztain is the beneficial owner of an additional 0.4% of our outstanding shares consisting of (i) 586,000 shares held by Consultores Venture Capital Limited, a stock corporation organized under the laws of Cayman Islands, (ii) 1,154,279 held by Dolphin Fund PLC, a limited liability company organized under the laws of Isle of Man and (iii) 311,367 shares held directly by Eduardo Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 209,362,196 common shares, representing 36.2% of our outstanding shares, without taking into account any increase in his beneficial ownership that would result from the exercise by Cresud of its holdings of warrants to purchase additional common shares.

(4)	Based on estimates from the Superintendency of AFJP (“Administradora de Fondos de Jubilaciones y Pensiones”). None of the pension funds individually own more than 3.9% of our common stock. The highest percentage owners of the shares are Consolidar with approximately 0.8%, Met with approximately 0.71% and Orígenes with approximately 0.6%.

(5)	As of November 30, 2007, the number of outstanding was 578,676,460. The term for the exercise of our outstanding warrants and the conversion of our outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Throughout the conversion and exercise periods, holders of our warrants and convertible notes exercised an aggregate of 99,896,806 warrants and converted an aggregate of 99,942,343 convertible notes, respectively, increasing our capital stock to 578,676,460 issued and outstanding shares. As of the date of this annual report, there are no outstanding warrants or convertible notes to acquire our shares. As a result of these exercises and conversions, Cresud’s investment in our common shares increased from 25% on June 30, 2007 to 34.4% on November 16, 2007.

Cresud is a leading Argentine producer of basic agricultural products. Cresud’s shares began trading on the Bolsa de Comercio de Buenos Aires on December 12, 1960, under the trading symbol “CRES” and on March 1997 its ADSs began trading on the Nasdaq Stock Market under the trading symbol “CRESY.”

Between June 30, 2007 and November 30, 2007, Cresud converted all of our 8% convertible notes that it owned and exercised all of its warrants entitling it to purchase additional common shares. As a result of these conversions and exercises, Cresud’s shareholding in us increased from 25.0% at June 30, 2007 to 34.4%.

As of November 30, 2007, IFISA had exercised all of its warrants and owned 1.4% of our shares.

Parque Arauco is a significant shareholder in our subsidiary Alto Palermo. Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

Changes in Share Ownership

Changes in Share Ownership	Share Ownership as of (5)
Shareholder	Nov. 30, 2007(%)	June 30, 2007(%)	June 30, 2006(%)	June 30, 2005(%)	June 30, 2004(%)
Cresud(1)	34.4	25	26.7	22.4	25.42

IFISA(2)	1.4	1.2	0.8	1.4	0
Directors and officers including Eduardo Elsztain(3)	0.5	0.3	0.2	< 0.01	<0.01
Argentine pension funds in the aggregate(4)	3.9	4.8	4.7	6.0	8.5
Total	40.2	31.3	32.4	29.8	33.9

(1)	Eduardo S. Elsztain is the beneficial owner of 102,013,754 shares of Cresud, representing 31.8% of its total share capital. As a result of his 31.8% interest in Cresud, Mr. Elsztain has an 11.0% indirect economic interest in us. Although Mr. Elsztain does not own a majority of the shares of Cresud, he exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 31.9% of our shares by virtue of his investment in Cresud, without taking into account his indirect interest in us through IFISA.

(2)	Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited (“IFIS”), a corporation organized under the laws of Bermuda and IFISA, a corporation organized under the laws of Uruguay. Mr. Elsztain, by virtue of his position and voting power in IFIS, is the beneficial owner of 43.5% of the shares of IFIS. Although Mr. Elsztain does not own a majority of shares of IFIS, he exercises effective control over IFIS, which in turn controls IFISA. As a result, Mr. Elsztain may be deemed to be the beneficial owner of an additional 1.4% of our shares due to IFISA’s 1.4% interest in us, without taking into account his indirect interest in us through Cresud.

(3)	As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 35.8% of our outstanding shares consisting of (i) 199,312,028 shares held by Cresud and (ii) 7,998,522 shares held by IFISA. In addition, Mr. Elsztain is the beneficial owner of an additional 0.4% of our outstanding shares consisting of (i) 586,000 shares held by Consultores Venture Capital Limited, a stock corporation organized under the laws of Cayman Islands, (ii) 1,154,279 held by Dolphin Fund PLC, a limited liability company organized under the laws of Isle of Man and (iii) 311,367 shares held directly by Eduardo Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 209,362,196 common shares, representing 36.2% of our outstanding shares, without taking into account any increase in his beneficial ownership that would result from the exercise by Cresud of its holdings of warrants to purchase additional common shares.

(4)	Based on estimates from the Superintendency of AFJP (“Administradora de Fondos de Jubilaciones y Pensiones”). None of the pension funds individually own more than 3.9% of our common stock. The highest percentage owners of the shares are Consolidar with approximately 0.8%, Met with approximately 0.71% and Orígenes with approximately 0.6%.

(5)	As of November 30, 2007, the number of outstanding was 578,676,460. The term for the exercise of our outstanding warrants and the conversion of our outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Throughout the conversion and exercise periods, holders of our warrants and convertible notes exercised an aggregate of 99,896,806 warrants and converted an aggregate of 99,942,343 convertible notes, respectively, increasing our capital stock to 578,676,460 issued and outstanding shares. As of the date of this annual report, there are no outstanding warrants or convertible notes to acquire our shares. As a result of these exercises and conversions, Cresud’s nvestment in our common shares increased from 25% on June 30, 2007 to 34.4% on November 16, 2007.

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

Securities held in the host country

As of November 30, 2007, there were approximately 32,234,059 Global Depositary Shares (representing 322,340,590 of our common shares, or 60.9% of all of our outstanding shares) held in the United States. Additionally, as of such date, there were approximately 90 registered holders represented by American Depositary Shares in the United States.

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

As of the maturity date on November 14, 2007, as a a result of the conversion of convertible notes and the exercise of warrants, the debt related to the convertible notes has been totally cancelled and the company’s capital stock has been fixed in the amount of Ps. 578,676,460, representing 578,676,460 common shares face value Ps. 1 and with a right to one vote each.

As of November 30, 2007 our directors and senior officers controlled, directly or indirectly, approximately 36.4% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. Related Party Transactions

For convenience of the reader only, we disclose certain intercompany transactions which have been eliminated in consolidation. Therefore, those transactions are not shown in our consolidated financial statements.

We increased our investment in Banco Hipotecario in fiscal year 2004

Several of our directors are also directors of Banco Hipotecario.

On December 30, 2003, we purchased 4,116,267 shares of Banco Hipotecario at US$2.3868 per share and 37,537 warrants at US$33.86 each with the right to purchase 3,753,700 additional shares. We paid US$11.1 million for such securities. On February 2, 2004, we exercised a substantial portion of the warrants acquired. As a result, we acquired 4,774,000 shares of Banco Hipotecario for a total consideration of Ps.33.4 million. During the last quarter of fiscal year 2004, we sold 2,487,571 shares of Banco Hipotecario to IFIS (indirect shareholders) for a total consideration of US$6.1 million (market value equivalent to Ps.7.0 per share). We recognized a loss in connection with the sale amounting to Ps.1.6 million. See Note 3.c. to our consolidated financial statements for details on the accounting for this investment.

As of June 30, 2007, we owned directly and indirectly Class D shares representing 11.8% of Banco Hipotecario, currently affording us the right to cast 18.4% of the total votes that may be cast at a shareholders’ meeting of Banco Hipotecario.

As of June 30, 2007, other companies affiliated with our chairman, Eduardo Elsztain (including IFIS, to which IFISA is a wholly owned subsidiary), owned Class D shares representing 13.7% of Banco Hipotecario and currently affording such holders the right to cast 21.3% of the total votes that may be cast at a shareholders’ meeting of Banco Hipotecario. As a result, as of June 30, 2007, we and other affiliated companies owned in the aggregate Class D shares representing 25.4% of Banco Hipotecario’s shares, currently affording us and such other affiliated companies the right to cast, in the aggregate, 39.7% of the total votes that may be cast at a shareholders meeting and to nominate 6 of Banco Hipotecario’s 12 directors.

Free space for Fundación IRSA and Fundación Museo de los Niños

On October 31, 1997, our subsidiary Alto Palermo approved the execution of an agreement granting Fundación IRSA the free right to use 3,800 square meters of constructed area in the Abasto Shopping Center for a 30-year period.

Moreover, on November 29, 2005, Alto Palermo approved the execution of an agreement granting Fundación Museo de los Niños, the free right to use approximately 2,670.11 square meters of constructed area in the Shopping Rosario for a 30-year period.

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Fundación IRSA has used the available area to house a museum called “Museo de los Niños, Abasto,” an interactive learning center for children and adults, which opened to the public in April 1999. On September 27, 1999, Fundación IRSA assigned and transferred for free, the entirety of Museo de los Niños, as well as Abasto’s rights and obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a charitable non-profit organization established by the same founders of Fundación IRSA and run by the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the development of Museo de los Niños, Abasto and Museo de los Niños, Rosario. On October 29, 1999, Alto Palermo approved the assignment of Museo de los Niños, Abasto’s agreement to Fundación Museo de los Niños. In addition, on December 12, 2005, an agreement granting the free right to use of the space designated for Museo de los Niños, Rosario was signed.

Donations for Fundación IRSA and Fundacion Museo de los Ninos

During the fiscal years ended June 30, 2005, 2006 and 2007, we made donations to Fundación IRSA and Fundación Museo de los Niños for a total amount of Ps.4.1 million, Ps.4.3 million and Ps.2.5 million, respectively. Eduardo S. Elsztain is the chairman of Fundación IRSA and Fundación Museo de los Niños.

Our Shares

As of November 30, 2007, IFISA converted all of its convertible notes and warrants. After this exercise of warrants and conversion of convertible notes, IFISA has no outstanding warrants or convertible notes of our Company. As a result, IFISA owns 8.0 million of our common shares, representing 1.4% of our total outstanding common shares.Cresud’s acquisition of our convertible notes and warrants

Eduardo S. Elsztain and Saúl Zang are, respectively, Chairman and Vice Chairman of our board of directors and are also shareholders of our company. They are also, respectively, chairman and vice-chairman of the board of directors of Cresud and are also shareholders of Cresud.

During November and December 2002, Cresud purchased US$49.7 million of our 8% convertible notes due 2007 and during July and November 2003, Cresud purchased an additional US$0.25 million of such convertible notes.

Our convertible notes, which were offered on October 15, 2002 for 100 million units consisting of US$100.0 million of 8% convertible notes due 2007, are convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant.

In May 2004, Cresud decided to exercise their option to convert 5.0 million aggregate principal amount of our Convertible Notes as part of our long term strategy, in order to revert the reduction of Cresud ownership percentage, which was diluted by the conversion of notes and the exercise of warrants by third parties. As a result of this conversion, Cresud has received 9.2 million of our common shares.

In July 2004, Cresud converted 0.35 million of convertible notes issued by us for US$0.5 million. On September 30, 2004, Cresud exercised 5.0 million of our Warrants for 9.2 million ordinary shares at a total cost of US$6 million. In February 2006, Cresud converted 5.0 million of convertible notes issued by us for 9.2 million ordinary shares. In April 2006, Cresud converted 16.0 million of convertible notes issued by us for 29.3 million ordinary shares.

As of June 30, 2007 Cresud owned 25.01 % of our common shares, 12.0 million convertible notes and 33.0 million warrants. In the case all noteholders exercise their conversion rights Cresud would own 34.3% of our common stock.

After this date, 12.0 million convertible notes were converted and 33.0 million warrants were exercised. After this exercise of warrants and conversion of convertible notes, Cresud has no outstanding warrants or convertible notes of our Company. As a result, Cresud owns 34.4 % of our common shares.

Lease of our Headquarters

Our headquarters are located at Bolívar 108, 1st floor, City of Buenos Aires. We lease this property from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, and from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and several of his relatives. A lease agreement was signed among us, Alto Palermo, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease establishes a term of 120 months and monthly rental payments of Ps.8,490. We, Alto Palermo and Cresud each pay one-third, or Ps.2,830, of such rent.

Office Space Lease

Cyrsa S.A., a company which is 50% owned by us, leases from us the fourth floor of the building located at Libertador 498 for a monthly rent of U$S 0.018 million.

Llao Llao Resorts S.A., a company which is 50% owned by us, leases from us part of the first floor and a commercial unit, both at the building located in Maipu 1300 for a monthly rent of U$S 0.004 million.

In December 2003, Alto Palermo, Fibesa S.A. (a wholly owned subsidiary of Alto Palermo) and Cresud leased their administrative headquarters in the Intercontinental Plaza tower, located at Moreno 877, City of Buenos Aires, from our subsidiary Inversora Bolívar S.A. The lease agreements’ initial term is 60 months, subject to an optional extension for 36 additional months. Alto Palermo, Fibesa S.A. and Cresud pay a monthly rent of US$0.011 million, US$0.003 million and US$0.003 million, respectively, to Inversora Bolivar S.A. In addition, IRSA, Cresud and Alto Palermo split between them the rent for the twenty-fourth floor of the above mentioned building, which amounts to US$0.003 million per month.

Tarshop, a company which is 80% owned by Alto Palermo, leases the second floor of the Intercontinental Plaza tower from Inversora Bolivar S.A. for a monthly rent of US$0.004 million. In addition, Tarshop leases from us floors five and seven of the building located at Suipacha 664 for a monthly rent of US$0.007 million.

Legal Services

During the fiscal years ended June 30, 2005, 2006 and 2007 we paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.1.1 million, Ps.1.9 million and Ps.3.3 million, respectively, as payments for legal services. Our director, Saúl Zang, and our alternate director, Salvador D. Bergel, are partners of this law firm. Juan C. Quintana Terán, our alternate director, is of counsel of this law firm. Ernesto Manuel Viñes, a partner of the firm, is a member of the board of directors of our equity investee Banco Hipotecario.

Intercompany Loans

As of September 30, 2007, we, as lender, had two loan agreements with Llao Llao Resort S.A. (50% owned by us), as borrower: (i) a loan agreement for Ps.20.6 million, with an annual interest rate of 12%, which is scheduled to mature on December 19, 2007; (ii) a loan agreement for up to US$. 4.0 million, with an annual interest rate of 7%, which is scheduled to mature on October14, 2010. Both loan agreements were granted for working capital purposes in the ordinary course of business. As of September 30, 2007, the outstanding amounts were Ps.20.6 million and US$ 1.3 million, respectively.

As such date, we, as borrower, also had a line of credit with Ritelco (100% owned by us), as lender, for up to US$. 5.0 million, with an interest rate of Libor, which is scheduled to mature on November 28, 2008. The line of credit was granted for working capital purposes in the ordinary course of business. As of September 30, 2007, the outstanding amount was US$4.5 million.

Dolphin Fund

Since 1996, we have invested in Dolphin Fund Plc, an open-ended investment fund which is related to our director and principal shareholder Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to our net gain on holding Dolphin Fund Plc. for the years ended June 30, 2005, 2006 and 2007 are Ps.16.3 million, Ps.2.5 million and Ps.46.8 million, respectively.

Purchase of E-Commerce Latina S.A. from Alto Palermo as part of its corporate restructuring

On November 6, 2007, as part of a corporate restructuring, Alto Palermo redefined its organizational structure, with the purpose of optimizing its operations. Accordingly, Alto Palermo sold to us the interest it held in its controlled non-operative company E-Commerce Latina S.A., which consisted of 1,616,702 common shares for an aggregate price of Ps. 3,495,217.

Options to Purchase Shares of Comercializadora Los Altos S.A. (formerly known as Altocity.com S.A.)

In January 2000, E-Commerce Latina, a company owned 50% by us and 50% by Telefónica Argentina, granted Consultores Internet Managers Ltd. an option to purchase certain of its class B shares of Comercializadora Los Altos S.A. (formerly known as Altocity.com S.A.) Consultores Internet Managers Ltd. is a special-purpose Cayman Islands’ corporation created to act on behalf of its management and is represented by an independent attorney-in-fact.

The option granted to Consultores Internet Managers represents 15% of the capital stock of Comercializadora Los Altos S.A. (formerly known as Altocity.com S.A.) and was granted for a period of eight years.

Pursuant to the terms of the agreement, the exercise price is equal to the quotient of (i) the original value of class B shares at the time of the contribution to Comercializadora Los Altos S.A. (formerly known as Altocity.com S.A.) by E-Commerce Latina, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option, over (ii) the total number of class B shares owned by E-Commerce Latina at the exercise date of the option.

The option was granted to Consultores Internet Managers Ltd. to be allocated by it among the management of Comercializadora Los Altos S.A. (formerly known as Altocity.com S.A.) as an incentive compensation for their services, but as of today, no individual awards have been determined for participating employees under this option. Upon exercise of the option, Consultores Internet Managers Ltd.’ sole asset will be its 15% interest in Comercializadora Los Altos S.A. (formerly known as Altocity.com S.A.).

On October 24, 2006 Alto Palermo acquired 808,354 outstanding ordinary shares of E-commerce latina S.A. and 11 outstanding ordinary shares of Comercializadora Los Altos S.A. (formerly known as Altocity.com S.A.) for a total amount of Ps.85,876. Such agreement was subject to approval by the Comisión Nacional de Defensa de la Competencia. By the end of December 2006, the commission approved the transaction and in January 2007 the agreed upon price was settled and the shareholders duly transferred their shares.

Through this operation, Alto Palermo have obtained total share control of E-Commerce Latina. During January 2007, the total price agreed was fully paid.

As of April 17, 2007, Alto Palermo’s subsidiary Altocity.com S.A. change its name to Comercializadora Los Altos S.A.

On November 6, 2007, E-Commerce Latina sold its 90% equity interest in Comercializadora Los Altos S.A. (formerly know as Altocity.com S.A.), a 10% to Alto Palermo’s subsidiary Shopping Alto Palermo S.A. and the remaining 80% to Alto Palermo; and furthermore Alto Palermo sold their 100% equity interest in E-Commerce Latina, a 90% to us and the remaining 10% to Patagonian Investment S.A.

Loan agreements with members of the Senior Management of Banco Hipotecario

As of June 30, 2007, several members of the senior management of Banco Hipotecario had loans from Banco Hipotecario for a total amount of approximately Ps.0.021 million with an average interest rate of 25%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Agreement for Shared Corporate Services with Cresud and Alto Palermo

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, we entered into an Exchange of Operating Services Agreement with Cresud and Alto Palermo, on June 30, 2004. This agreement has a term of two years, which may be renewed for an equal term unless any of the parties decides to terminate it. Pursuant to this agreement tasks are performed by one or more of the companies for the benefit of one or more of other companies in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each company continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each company’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each company will continue to maintain separate assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program and the program is operated and implemented by Cedric Bridger for us, Gabriel Adolfo Gregorio Reznik for Cresud and Abraham Perelman for Alto Palermo, all of whom are directors and members of the Supervisory Committees of their respective companies. The main duties for implementation of the project are (a) monitoring the project’s implementation in accordance with the agreement; (b) reviewing the billing report on a monthly basis to analyze and check it against the provisions of the agreement, and, in the event of’ discrepancies or deviations, preparing a report to submit for the consideration of the General Coordinator, and by each company’s boards of directors and (c) assessing, on a permanent basis, the results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

The areas originally involved were Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Messenger Services, Contracts, Operations and Directors’ Assistants, among others. This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each company.

Currently, the program includes Internal Audit and the other Shared Corporate Services, while the sharing of Directors’ Assistants has been dropped.

In the future and in order to continue our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with Cresud and Alto Palermo. Our chairman is also chairman of Cresud and Alto Palermo and our vice-chairman is also vice-chairman of Cresud and Alto Palermo. We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

The Share Services Agreement was filed with the SEC in a report on Form 6-K dated July 1, 2004 and an amendment to this agreement was filed in a report on Form 6-K dated September 19, 2007. See Note 8 to our audited consolidated financial statements contained elsewhere in this annual report.

Convertible Notes of Alto Palermo

At a noteholders’ meeting held on May 2, 2006, the holders of Alto Palermo’s Series I convertible notes unanimously approved an extension to July 19, 2014 of the maturity date of such notes which had initially been scheduled to mature in June 2006.

On November 30, 2007, the outstanding principal amount of such convertible notes was US$47.2 million, and we owned US$31.7 million principal amount of such convertible notes on such date. If all the holders of Alto Palermo’s convertible notes were to exercise their conversion rights, the amount of Alto Palermo’s shares outstanding would be increased from 782.0 million to 2,239.7 million.

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

Puerto Retiro

On November 18, 1997, in connection with our acquisition of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine Government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”). Puerto Retiro appealed the restraining order which was confirmed by the Court on December 14, 2000.

In 1991, Indarsa had purchased 90% of Tandanor, a former government-owned company, which owned a piece of land near Puerto Madero of approximately 8 hectares, divided into two parcels: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993, Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the

Argentine government the price for its purchase of the stock of Tandanor, and as a result the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend Indarsa’s bankruptcy to other companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of Indarsa’s bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.9 million as of June 30, 2007, would be lost. As of June 30, 2007, we had not established any reserve in respect of this contingency.

Llao Llao Holding

Llao Llao Holding S.A. purchased Hotel Llao Llao in November, 1997, from the Argentine National Parks Administration. Llao Llao Holding S.A., the predecessor of Llao Llao Resorts S.A., was sued in 1997 by the National Parks Administration to collect the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$2.9 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$2.9 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March 2, 2004, Llao Llao Resorts S.A. deposited a payment of Ps.7.2 million with Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and deposited Argentine sovereign debt securities class FRB – FRB L+13/16 2005 having a total principal amount of US$4.1 million. The aggregate amount deposited on that date was Ps.9.2 million.

On June 30, 2004, the plaintiff filed a brief rejecting Llao Llao Holding Resorts payment on the grounds that it was a partial payment and requesting the court to determine the term for the deposit of funds amounting to final payment of the total debt. The trial court pesified the outstanding amount of plaintiff’s ruling against Llao Llao Resorts S.A., as well as the unpaid fee of the plaintiff’s attorneys. The plaintiff appealed this decision. The court of appeals ruled in favor of the plaintiff maintaining the unpaid amounts were payable in U.S. dollars. Llao Llao Resorts S.A. filed an appeal, which was rejected. Llao Llao Resorts S.A. subsequently filed an additional appeal in response to the refusal to allow the appeal and this action is still pending.

The plaintiff filed a petition requesting that the above mentioned deposit amount be transferred to a savings account. Llao Llao Holding S.A. did not oppose this petition maintaining that its obligations would be cancelled upon such payment. Notwithstanding the appeal the complaint filed by Llao Llao Resorts S.A., the plaintiff has continued the procedure for the collection of the oustanding amount.

As of September 30, 2007, Llao Llao Resorts S.A. had established a reserve in the amount of Ps.4.78 million which it determined by calculating the difference between the amount claimed for compensatory and punitive interest (US$3.8 million) and the amount Llao Llao Resorts S.A. has deposited in favor of the National Parks Administration (Ps.7.2 million). In addition, as of such date Llao Llao Resorts S.A. had established an additional reserve of Ps.1.12 million to cover its possible liability for the fees of the plaintiff’s attorneys.

Neuquén Project

On July 6, 1999, Alto Palermo acquired 94.6% ownership of Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps.4.2 million. Shopping Neuquén’s sole asset is a parcel of land of approximately 50,000 square meters in which Alto Palermo seek to develop a shopping center. Alto Palermo paid Ps.0.9 million on September 1, 1999, and the remaining Ps.3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. On August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against Alto Palermo seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs. In September 2003, Alto Palermo answered the complaint and raised several defenses including, plaintiffs’ non-compliance with her duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. Alto Palermo also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to Alto Palermo’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus its contract readjustment claim was inadmissible. On February 2, 2007, Alto Palermo reached an agreement with Shopping Neuquén S.A. former shareholders, in which both parties decided to accept the judge’s ruling. On that date, and pursuant to the aforementioned agreement, Alto Palermo paid the amount of US$3.45 million to the former shareholders of Shopping Neuquén S.A., not having the latter anything else to claim to Alto Palermo.

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City Hall of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. The City Hall Executive Branch previously rejected this request under Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms, taking account of the current situation and including reasonable short and medium term projections. The City Hall Executive Branch rejected this request in Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Decrees 1,437/2002 and 585/2003 issued by the City Hall Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City Hall of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court, which is yet to be decided.

On December 13, 2006, Shopping Neuquén signed an agreement with both the City Hall and the Province of Neuquén stipulating a new timetable for construction of the commercial and housing enterprises (the “Agreement”). Also, Shopping Neuquén was permitted to transfer certain parcels to third parties so that each participant in the commercial development to be constructed would be able to build on its own land, with the exception of the land in which the shopping center will be constructed. The Legislative Council of the City Hall of Neuquén duly ratified the Agreement. The City Hall Executive Branch promulgated the ordinance issued on February 12, 2007.

The Agreement also provides that Shopping Neuquén will submit, within 120 days after the Agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision, which the City Hall of Neuquén will approve or disapprove within 30 days after its presentation. If the project is approved, Shopping Neuquén will submit the final maps of the works to the City Hall within 150 days of this decision and construction must commence within a maximum period of 90 days thereafter. The first stage of construction (including minimum construction of 21,000 square meters of the shopping center and 10,000 square meters of the hypermarket) is expected to be completed within a maximum period of 22 months. The Agreement is conditional upon the City Hall declaring the feasibility of the draft project submitted, and upon the terms and conditions of this decision being accepted by Shopping Neuquén S.A. The City Hall of Neuquén reserves its right to rescind the Agreement and file the legal actions it deems pertinent if its conditions are contravened.

On March 28, 2007, Shopping Neuquén submitted the new project draft and revised environmental impact survey to the City Hall of Neuquén. On May 10, 2007, the City Hall of Neuquén, requested certain explanations and made recommendations for our consideration before issuing an opinion on the feasibility of the draft project. On July 17, 2007, Shopping Neuquén answered the City Hall’s requests and on September 20, 2007, the City Hall approved the feasibility of the project.

Other Litigation

As of July 5, 2006, the AFIP filed a preliminary injunction with the Federal Court for Administrative Proceedings for an aggregate amount of Ps.3,689,485.5, plus an added amount, provisionally estimated, of Ps.900,000 for legal fees and interest. The main dispute is about the capital gains tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center.

After our acquisition of Bouchard 557, we requested that the Antitrust Authority indicate whether it was necessary to notify it of such acquisition. The Antitrust Authority advised us that we were in fact required to so notify it, and we challenged such opinion in the courts. The court (Cámara Nacional de Casación Penal) confirmed the opinion of the Antitrust Authority. We subsequently appealed such confirmation and our appeal is still pending.

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

Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee; and

•	additional amounts may be allocated for the payment of dividends or to optional reserve funds, or to establish reserves or for whatever other purpose our shareholders determine.

According to rules issued by the Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

On February 2, 2007 we issued our 2017 fixed rate notes for a total amount of US$150.0 million at an annual interest rate of 8.5% payable semi-annual and mature on February 2, 2017. This bond limits our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 3.0 to 1; or

•	100% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 4.0 to 1.

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by its restricted subsidiaries from (a) any contribution to our equity capital or to the capital stock of its restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of our notes due 2017, or (b) issuance and sale subsequent to the issuance of our notes due 2017 of our indebtedness or of the indebtedness of its restricted subsidiaries that has been converted into or exchanged for its qualified capital stock.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Amounts in Pesos are stated in historical Pesos of their respective payment date. See “Exchange Rates and Exchange Controls.”

Year declared	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in Pesos)
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—
2006	—	—	—
2007	—	—	—

(1)	Corresponds to payments per common share.

B. Significant Changes

Agreement with Cyrela Brazil Realty. On August 14, 2007, we signed an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Participações (“Cyrela”) pursuant to which we and Cyrela propose to develop residential projects in Argentina targeted to diverse market segments. We and Cyrela formed a new company, Cyrsa S.A., to carry out the proposed development projects, and have each agreed to make an initial investment of US$30 million in such company. Cyrela is a public company in Brazil and is one of the largest developers of residential real estate in the cities of Sao Paulo and Rio de Janeiro. We and our principal shareholder Cresud have a long-standing commercial relationship with Cyrela as reflected by our substantial investment in Brazil Realty S.A. from 1994 to 2002 and Cresud’s recent investment in BrasilAgro, a company focused on agricultural opportunities in Brazil that was founded by, among others, Cresud and another company owned by Mr. Elie Horn, Cyrela’s controlling shareholder and current chief executive officer.

Cyrsa is currently developing a parcel of land in Vicente Lopez, province of Buenos Aires.

Acquisition of BankBoston Tower. On August 27, 2007, we signed a deed that entitles us to an undivided 50% ownership interest in an office building known as the BankBoston Tower, located at 265 Carlos Maria Della Paolera in the City of Buenos Aires. This modern property was designed by the recognized Architect Cesar Pelli and has a gross leasable area of 31,670 square meters. The transaction was consummated for an aggregate purchase price of US$108 million (including taxes), of which we paid US$54 million.

Torres Renoir, Dock III. On September 7, 2004, we entered into a barter and option agreement with DYPSA under which we (i) exchanged an undeveloped parcel of land which forms part of our property, Dock III (identified as plot 1c) for the future delivery of residential units, parking lots and storage spaces representing an aggregate of 28.5% of the housing area of a 37-storey building to be constructed by DYPSA on plot 1c within 36 months or less and (ii) granted an option to DYPSA to acquire an undeveloped plot of land of Dique III (identified as plot 1e) of its property within 548 days or less from the date of signing the deed of conveyance for plot 1c and subject to the completion of certain work-in-progress in the 37-storey building. As a result, we signed the deed of conveyance of plot 1c at a price of US$8.0 million and the option for plot 1e at US$10.8 million in November 2004. As guarantee for the first transaction, DYPSA set up a first degree mortgage on plot 1c in our favor for the total value of the property. In May 2006, DYPSA exercised the option to acquire plot 1e and both parties increased their valuation of the barter agreement to US$ 13.5 million. As consideration for plot 1e, DYPSA would deliver housing units, individual storage spaces and parking lots representing an aggregate 31.5% of the housing area of a 40-storey building to be constructed by DYPSA on plot 1e within 36 months or less. As guarantee for this transaction, DYPSA set up a first degree mortgage on plot 1e in our favor for the original value of the respective transaction. On November 2, 2007, we and the developer decided to replace the barter agreement for plot 1e for a payment of US$18.2 million, US$4.6 million of which were paid on that date and the balance of which will be paid to us over the next six months. The income resulting from this transaction amounts to approximately US$4.7 million.

Solares de Santa María, City of Buenos Aires (ex Santa María del Plata).

Background

In 1997, we acquired the property which the National Executive Branch declared would be used as the athletic residences for the Olympic Games if Buenos Aires was selected to host the Olympic Games (former Boca Juniors Football Club sports town), currently owned by our subsidiary Solares de Santa María S.A. Since purchasing the property, we have sought approval for a mixed use development project (hereinafter the Project) to be built in the lot, including filing the dossier and meeting all the requirements set forth in the Rule passed by the Legislative Branch of the City of Buenos Aires in 1992 (Ordinance 45,665/92). This rule passed by the City Council of the City of Buenos Aires provides general urban standards in relation to the development of a lot and requires that the site design be submitted to the approval of the Urban Planning Council (Consejo de Planificación Urbana—COPUA) (Executive Branch).

The Project met the requirements under the Rule and was recently approved under Decree 1584/2007, issued by the Executive Branch of the Government of the City of Buenos Aires. Under the Planning Code 50% of the Lot shall be donated for public use and convenience, (357,975m2) inside which a common, nautical and recreation areas, roads, pedestrian lanes and so forth will be found.

Evolution of Approval Instances

Since commencing the Project, we have made various changes and filed an application for final approval, in response to changes in the building regulations and the interpretation of other legal requirements by the various authorities in office since commencing the

Project. We have been dealing with a different of authorities and regulatory bodies in order to obtain the final authorization of the Project. For example:

•

In 2000, we filed a Master Plan for Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office, who takes part in the process to grant final approve of the Project.

•

In 2002, by Decree 405/02, the government issued a notice of public hearing to be held in June 2002, which was carried out with presence of several professional and private entities and assessed by all Competent Agencies.

•	In June 2003, we prepared an environmental impact statement in accordance with Resolution 1004- SSEPyDU-03.
•	On August 12, 2003, we filed a plan to amend the Project in response to the recommendations made by the public hearing.
•	In December 2005, the Hydraulic General Bureau gave its consent to the project.
•	In July 2006, COPUA made some recommendations in relation to the project.
•	On December 13, 2006, we filed an amendment to the Project to adjust it to the recommendations made by COPUA, that included the following:

1.	The project met the Guidelines of the Environmental Urban Plan

2.	The project was comprised within the proposals for the strategic development of the City’s Southern Area.

3.	A perimetrical pedestrian lane was designed along the entire site on the Río de la Plata bank.

4.	Maximum integration with the city was planned, continuing with the surrounding urban landscape, designing a shore park on Río de la Plata bank and providing vehicle access to the avenues surrounding the site.

5.	Donation of 50% of the Lot to the GCBA was proposed for Public Use and Convenience, which is the maximum amount set forth in the Planning Code.

6.	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

•

On March 29, 2007, COPUAM, an advisory body of government composed of advisors from the legislative and executive branches) released the 145-COPUAM-07 REPORT, in which it states that it has no objections in relation to the Project and requested the General Treasury issue a decision concerning the ruling scope proposed.

•	In May 2007, the Traffic Undersecretary took part at the request of the General Treasury, requesting a new traffic study for the area.
•

In July and November 2007, the General Treasury carried out a comprehensive studies of the urban proposal and bill of Decree submitted for consideration, stating that there is no legal challenge the Bill of Decree.

•

Prior to its enactment, the Decree was reviewed and approved by the Minister of Planning and Public Works, the Traffic and Transport Undersecretary, the Treasury Department and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works.

•

Having complied with all legal and technical requirements during the last 11 years since dossier was prepared and during 15 years, from the date when the general ruling on the site was passed by the Town Council, the Chief of Government of the City passed Decree No 1584/07 on November 9, 2007, which provides with the required approval for the Project.

•	On December 1, 2007, Decree No 1584 was published in the Official Gazette No.2815, fulfilling all legal rules in force.

Next steps

Notwithstanding the issuance of Decree No. 1584/07, other matters concerning operation and implementation of the Project, under the different sectors of urban agencies of the City of Buenos Aires, are still pending.

We have also learned that the Decree has been judicially challenged on formal and procedural grounds. At the time of this report, we have not been duly notified about any decision issued by the authorities concerning said objections.

In that sense, and if appropriate, we will eventually evaluate what measures to take in order to protect the acquired rights.

Patio Olmos Building. On September 25, 2007 we signed the transfer deed to purchase the real estate in which the Patio Olmos commercial center is currently operating from the Government of the Province of Córdoba. We also signed the transfer deed to purchase the related concession contract relating to the use the property. The balance of Ps. 22.7 million for the property and the concession was also paid on this date.

Neuquén Project. On September 20, 2007 the Municipality of Neuquén declared the urban project and environmental impact study are feasible. Shopping Neuquén S.A. has 150 days to submit the work plans from the date of the declaration. See “—Legal Proceedings—Legal issues with the City Hall of Neuquén.”.

Torres Rosario, City of Rosario. We own a plot of land spanning a surface of approximately 50,000 square meters in the City of Rosario in the same place where our local Shopping Center, Alto Rosario, is located.

On October 11, 2007, we entered into a barter agreement with Condominios del Alto S.A. whereby Condominios del Alto S.A. proposed to acquire plot G, located in the City of Rosario, Province of Santa Fe, Argentina, which belongs to us, for the construction at its own expense and under its own responsibility of a housing building. As consideration for the barter over the plot, Condominios de Alto S.A. agreed to deliver: (i) fifteen (15) housing units, with an own constructed surface of 1,504.45 square meters, which will represent upon completion in aggregate 14.85% of the area of housing units to be build in Plot G (ii) fifteen garages, which will represent upon completion in aggregate 15% of the area of garage units to be build in the same building.

As additional consideration in our favor, Condominios del Alto S.A. will pay us US$15,300 and guarantee its obligations: (i) Condominios del Alto S.A. granted a first degree mortgage in our favor on plot G in the amount of US$1,100,000; (ii) established a security insurance of which we will be assigner of the insured amount of US$1,600,000, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$800,000.

Finally, we granted to Condominios del Alto S.A. an option to enter into a barter agreement in relation to Plot 2h, close to the transferred plot G.

The National Congress enacted the Law No. 26,313. Recently enacted Law No. 26,313, established mandatory restructuring of certain mortgage loans granted by the former Banco Hipotecario Nacional prior to April 1, 1991. Neither the Ministry of Economy nor the Central Bank have issued corresponding regulations explaining the application of the law as yet. Banco Hipotecario’s management interpretation is that this law only applies to non-performing mortgage loans granted before April 1, 1991, which are restructured convertibility period. However, it is possible that the regulations will provide for the restructuring of all mortgage loans granted prior to April 1, 1991, including performing loans.

Incorporation of Financel. On September 25, 2007, we formed a new company, Financel Communications S.A. (“Financel”), with our partner Prisma Investments S.A. with ownership of 80% and 20%, respectively. Financel’s purpose is to create innovative solutions for collections and payments in Argentina through the use of mobile telephony. Financel, together with CTI Móvil and Tarshop, have set-up “Compra Móvil,” the first shopping system for mobile telephones in Argentina which we believe will allow CTI customers to expand their options in an easy and secure way for payments of consumer purchases through the use of their mobile telephones.

Exercise of our Warrants and Conversion of Convertible Notes. On September 30, 2007, Cresud exercised 20.5 million warrants to acquire an additional 37.6 million of our common shares for a total cost of US$24.6 million. Additionally, on October 25, 2007, Cresud exercised 12.5 million warrants to acquire an additional 22.9 million of our common shares for a total cost of US$ 15.0 million. On September 25, 2007, Cresud converted US$ 12.0 million of our convertible notes into 22.0 million of our common shares. After this exercise of warrants and conversion of convertible notes, Cresud has no outstanding warrants or convertible notes of our Company. The term for the exercise of our outstanding warrants and the conversion of our outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007. Throughout the conversion and exercise periods, holders of our warrants and convertible notes exercised an aggregate of 99,896,806 warrants and converted an aggregate of 99,942,343 convertible notes, respectively, increasing our capital stock to 578,676,460 issued and outstanding shares. As of the date of this annual report, there are no outstanding warrants or convertible notes to acquire our shares. As a result of these exercises and conversions, Cresud’s investment in our common shares increased from 25% on June 30, 2007 to 34.4% on November 16, 2007.

Prepayment of our Outstanding Indebtedness. On October 21, 2007 we notified the holders of our secured floating rate notes due November 2009 and the lenders under our US$51 million syndicated bank loan agreement of our intention to redeem such notes and repay such loans in full, together with interest accrued to the redemption and repayment date, as applicable. On October 29, 2007 we prepaid US$ 24.3 million of principal and US$0.35 million of accrued interest under the notes, and US$14.95 million of principal and US$0.21 million of accrued interest under the loans.

Capital increase. On our shareholders’ meeting held on October 10, 2007, our shareholders approved a capital increase by a nominal amount of up to Ps.280,000,000, through the issuance of up to 280,000,000 of new common shares, par value Ps.1.00 each. On September 25, 2007, we filed a Registration Statement with the SEC. As of the date of this Form 20-F, the final terms of this rights offering are pending of approval and we cannot give any assurance in relation to the proposed timing of the offering about the issue date of the new common shares.

ITEM 9.	The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Exchange and our Global Depositary Shares on the NYSE.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Form 20-F , and the provisions of applicable Argentine Law.

Price history of our stock on the Bolsa de Comercio de Buenos Aires and NYSE

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “IRSA.” Since 1994, our GDSs, each presenting 10 common shares, have been listed on the NYSE under the trading symbol “IRS.” The Bank of New York is the depositary with respect to the GDSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2002 through December 17, 2007. The table also shows the high and low daily closing prices of our GDSs in U.S. dollars and the quarterly trading volume of our GDSs on the NYSE for the first quarter of 2002 through December 17, 2007. Each GDS represents ten common shares.

	Buenos Aires Stock Exchange			NYSE
	Share Volume	Ps. per Share		GDS Volume	US$ per GDS
		High	Low		High	Low
2002
1st Quarter	5,368,206	1.42	0.71	1,083,752	6.25	4.16
2nd Quarter	5,658,444	1.84	1.42	776,905	5.48	3.58
3rd Quarter	5,543,385	2.20	1.44	812,784	6.12	3.87
4th Quarter	9,071,828	2.25	1.75	2,060,029	6.02	4.79
Annual	25,641,863	2.25	0.71	4,733,470	6.25	3.58
2003
1st Quarter	9,003,627	2.53	1.82	3,905,500	8.00	5.10
2nd Quarter	2,924,874	2.88	2.32	3,884,500	10.36	7.96
3rd Quarter	2,809,542	2.68	2.10	2,376,400	9.22	7.25
4th Quarter	6,813,720	3.29	2.60	5,876,600	11.43	8.85
Annual	21,551,763	3.29	1.82	16,043,000	11.43	5.10

	Buenos Aires Stock Exchange			NYSE
	Share	Ps. per Share		GDS	US$ per GDS
	Volume	High	Low	Volume	High	Low
2004
1st Quarter	8,325,595	3.34	2.63	4,714,500	11.52	9.10
2nd Quarter	2,877,067	2.80	1.90	3,214,000	9.88	6.50
3rd Quarter	3,977,195	2.42	1.99	2,918,100	8.12	6.65
4th Quarter	8,723,019	3.43	2.38	5,266,000	11.45	8.11
Annual	23,902,876	3.43	1.90	16,112,600	11.52	6.50
2005
1st Quarter	6,954,604	5.05	3.22	14,019,100	17.10	11.00
2nd Quarter	5,182,675	3.80	3.22	6,986,500	12.84	11.12
3rd Quarter	2,849,409	3.67	3.34	5,473,500	13.00	11.61
4th Quarter	1,824,160	3.79	3.35	4,884,000	12.58	11.15
Annual	16,810,848	5.05	3.22	31,363,100	17.10	11.00
2006
1st Quarter	3,229,234	4.13	3.35	11,372,300	13.35	10.80
2nd Quarter	11,204,101	4.20	3.35	13,396,000	13.96	10.74
3rd Quarter	5,154,760	3.96	3.26	8,678,100	12.86	10.60
4th Quarter	3,619,656	5.20	4.00	15,941,800	16.98	12.90
Annual	23,207,751	5.20	3.26		16.98	10.60
2007
1st Quarter	3,403,858	5.90	4.84	10,414,573	19.13	15.75
2nd Quarter	11,349,045	6.60	5.70	12,487,722	21.52	18.50
3rd Quarter	8,409,557	6.45	4.68	12,302,000	20.84	14.45
4th Quarter	11,105,417	6.60	5.70	12,073,872	21.52	18.5
Annual	34,267,877	6.60	4.68	47,278,167	21.52	14.45
June 2007	6,892,162	6.45	5.70	3,858,200	21.52	18.50
July 2007	3,044,751	6.45	5.77	3,839,300	20.84	18.17
August 2007	2,260,654	6.05	4.68	4,612,700	18.69	14.45
September 2007	3,104,152	5.36	4.75	3,850,000	16.90	14.73
October 2007	3,772,271	5.67	4.93	5,268,200	18.05	15.48
November 2007	2,806,909	5.75	4.72	3,420,190	17.89	14.77
December 2007 (through December 17, 2007)	926,761	4.95	4.55	1,101,000	16.06	14.95

Source: Bloomberg

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer,” increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Buenos Aires Stock Exchange . This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange .

Securities Exchange in Argentina. There are 10 securities exchanges in Argentina, of which the principal exchange for the Argentine securities market is the Buenos Aires Stock Exchange, which handles approximately 99% of all equity trading in the country.

The Buenos Aires Stock Exchange is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Buenos Aires Stock Exchange, which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores S.A. (“MERVAL”).

The securities that may be listed on the Buenos Aires Stock Exchange are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Buenos Aires Stock Exchange is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Buenos Aires Stock Exchange works very closely with the Comisión Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Buenos Aires Stock Exchange for simultaneous processing.

Buenos Aires Stock Exchange

The Buenos Aires Stock Exchange is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Buenos Aires Stock Exchange , which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores S.A. (“MERVAL”).

The securities that may be listed on the Buenos Aires Stock Exchange are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Buenos Aires Stock Exchange is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Buenos Aires Stock Exchange works very closely with the Comisión Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Buenos Aires Stock Exchange for simultaneous processing.

MERVAL

The MERVAL is a corporation whose 133 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the Buenos Aires Stock Exchange . Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business trading day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through a Sistema Integrado de Negociación Asistida por Computación (“SINAC”). SINAC is a computer trading system that permits trading in debt securities and equity securities. SINAC is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed notes and listed government securities can be effected through SINAC.

Over the Counter Market

The Electronic Open Market (Mercado Abierto Electrónico or “MAE”) is an exchange organized under the laws of Argentina, which operates as a self-regulatory organization under the supervision of the Comisión Nacional de Valores.

The MAE works as an electronic environment to process Over The Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

The MAE has 90 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be the MAE’s brokers/dealers.

Securities to be traded must be registered with the pertinent supervising authorities and may be traded in the Mercado Abierto Electrónico, in other exchanges or in both of them concurrently.

Securities Central Depositary

Caja de Valores S.A. is a corporation organized under the laws of Argentina, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the Comisión Nacional de Valores.

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Certain information regarding the Buenos Aires Stock Exchange

	As of December 31,		As of June 30,
	2004	2005	2006	2007
Market capitalization (Ps. billion)	689.9	771.3	1,229.3	1,335.91
Average daily trading volume (Ps. million)	52.6	74.6	61.4	69.9
Number of listed companies	107	104	106	107

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange , in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange .

As of June 30, 2007, approximately 107 companies had equity securities listed on the Buenos Aires Stock Exchange . As of June 30, 2007, approximately 9.63% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 34% increase in 2006 and a 5% increase for the six month period ended June 30, 2007. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15- minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 – minute successive suspension periods.

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

B. Memorandum and Articles of Association

Our corporate purpose

Our legal name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated under the laws of Argentina on April 30, 1943 as a sociedad anónima (stock corporation) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our by-laws, our term of duration expires on April 5, 2043.

Pursuant to article 4 of our by-laws our purpose is to perform the following activities:

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

Approval of compensation of the members of the Board of Directors, Senior Management and Supervisory Committee

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

At our shareholders meeting held on October 10, 2007, the shareholders approved an aggregate compensation of Ps.8.2 million for all of our directors for the fiscal year ended June 30, 2007.

The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2007 was Ps.4.05 million.

The shareholders meeting held on October 10, 2007, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

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

Rights, preferences and restrictions attaching to the common shares

Dividend rights

The Argentine Corporation Law No. 19,550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual balance sheet approved by the shareholders. Our board of directors submits our financial statements for the previous financial year, together with the reports of our Supervisory Committee, to the Annual Ordinary Shareholders’ Meeting. This meeting must be held by October 30 of each year to approve the financial statements and decide on the allocation of our net income for the year under review. The distribution, amount and payment of dividends, if any, must be approved by the affirmative vote of the majority of the present votes with right to vote at the meeting.

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

When we declare and pay dividends on the common shares, the holders of our GDRs, each representing the right to receive ten ordinary shares, outstanding on the corresponding registration date, are entitled to receive the dividends due on the common shares underlying the GDRs, subject to the terms of the Deposit Agreement dated March 18, 1997 executed by and between us, The Bank of New York, as depositary and the eventual holders of GDRs. The cash dividends are to be paid in Pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the GDRs net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges. Since January 2002 and due to the devaluation of the Peso, the exchange rate for the dividends will occur at a floating market rate, which, as of the date of this Form 20-F is Ps.3.145.for each U.S. dollar.

Our dividend policy is proposed from time to time by our board of directors and is subject to shareholders’ approval at an ordinary shareholders’ meeting. Declarations of dividends are based upon our results of operations, financial condition, cash requirements and future prospects, as well as restrictions under debt obligations and other factors deemed relevant by our board of directors and our shareholders.

Dividends may be lawfully paid only out of our retained earnings determined by reference to the financial statements prepared in accordance with Argentine GAAP. In accordance with the Argentine Companies Law, net income is allocated in the following order: (i) 5% is retained in a legal reserve until the amount of such reserve equals 20% of the Company’s outstanding capital; (ii) dividends on preferred stock or common shares or other amounts may be retained as a voluntary reserve, contingency reserve or new account, or (iii) for any other purpose as determined by the Company’s shareholders at an ordinary shareholders’ meeting.

Our legal reserve is not available for distribution. Under the applicable regulations of the Comisión Nacional de Valores, dividends are distributed pro rata in accordance with the number of shares held by each holder within 30 days of being declared by the shareholders for cash dividends and within 90 days of approval in the case of dividends distributed as shares. The right to receive payment of dividends expires three years after the date on which they were made available to shareholders. The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In such case, all and each of the members of the board of directors and the supervisory committee will be jointly and severally liable for the refund of those dividends if, at the end of the respective fiscal year, the realized and net earnings of the Company are not sufficient to allow for the payment of dividends.

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

Rights to share in any surplus in the event of liquidation

In the event of liquidation, dissolution or winding-up of our company, our assets are:

•	to be applied to satisfy its liabilities; and

•

to be proportionally distributed among holders of preferred stock in accordance with the terms of the preferred stock. If any surplus remains, our shareholders are entitled to receive and share proportionally in all net assets available for distribution to our shareholders, subject to the order of preference established by our by-laws.

Provisions related to a shareholder’s ownership of certain amount of shares

Section 9 of our by-laws provides that the acquisition by any person or group, directly or indirectly of our shares, convertible securities, rights to receive any of those securities that may grant that person the control of our company or 35% or more of our capital stock may only be done by complying with certain tender offer rules for all of our shares, except for:

•	acquisitions by persons holding or controlling shares or convertible securities in accordance to Decree No. 677/2001, notwithstanding the provisions of the Comisión Nacional de Valores; and

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

Our shareholders modified the first of the above exceptions in their shareholder meeting on October 10, 2007, to include the control concept under Decree No. 677/2001, which provides for the effective control regularly held in addition to the legal control.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly listed, should notify the Comisión Nacional de Valores on a monthly basis, of their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

In addition, the Comisión Nacional de Valores must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly listed to hold 5% or more of the voting power and of every change in the holdings of such person that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares of a company or who otherwise have voting control of a company, as well as directors, officers and members of the supervisory committee, must provide the Comisión Nacional de Valores with annual reports setting forth their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

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

Ordinary and extraordinary shareholders’ meetings

Our by-laws provide that shareholders’ meetings may be called by our board of directors or by our Supervisory Committee or at the request of the holders of shares representing no less than 5% of the common shares. Any meetings called at the request of shareholders must be held within 30 days after the request is made. Any shareholder may appoint any person as its duly authorized representative at a shareholders meeting, by granting a proxy. Co-owners of shares must have single representation.

In general, the following matters can be considered only at a special shareholders’ meeting (asamblea extraordinaria):

•	matters that may not be approved at an ordinary shareholders’ meeting;

•	the amendment of our by-laws;

•	reductions in our share capital;

•	redemption, reimbursement and amortization of our shares;

•	mergers, and other corporate changes, including dissolution and winding-up;

•	limitations or suspensions to preemptive rights to the subscription of the new shares; and

•	issuance of debentures, convertible negotiable obligations and bonds that not qualify as notes (obligaciones negociables).

In addition, pursuant to Decree 677/2001, at an ordinary shareholders’ meeting, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business; (ii) the execution of administration or management agreements; and (iii) whether to approve the payment of any agreement providing assets or services to us as long as such payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity.

In accordance with our by-laws, ordinary and special shareholders’ meetings (asamblea extraordinaria) are subject to a first and second quorum call, the second to occur upon the failure of the first. The first and second notice of ordinary shareholders’ meetings may be made simultaneously. In the event that both are made on the same day, the second must occur at least one hour after the first. If simultaneous notice was not given, the second notice must be given within 30 days after the failure to reach quorum at the first. Such notices must be given in compliance with applicable regulations.

A quorum for an ordinary shareholders’ meeting on the first call requires the presence of a number of shareholders holding a majority of the shares entitled to vote and, on the second call, the quorum consists of the number of shareholders present, whatever that number. Decisions at ordinary shareholders’ meetings must be approved by a majority of the votes validly exercised by the shareholders.

A quorum for a special shareholders’ meeting (asamblea extraordinaria) on the first call requires the presence of persons holding 60% of the shares entitled to vote and, on the second call, the quorum consists of the number of shareholders present, whatever that number. Decisions at special shareholders’ meeting (asamblea extraordinaria) generally must be approved by a majority of the votes validly exercised.

However, pursuant to the Argentine Corporations Law No. 19,550, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions:

•	advanced winding-up of the company;

•	transfer of the domicile of the company outside of Argentina;

•	fundamental change in the purpose of the company;

•	total or partial mandatory repayment by the shareholders of the paid-in capital; and

•	a merger or a spin-off, when our company will not be the surviving company.

Holders of common shares are entitled to one vote per share. Owners of common shares represented by GDRs exercise their voting rights through the GDR Depositary, who acts upon instructions received from such shareholders and, in the absence of instructions, votes in the same manner as our majority of the shareholders present in the shareholders’ meeting.

The holders of preferred stock are not entitled to voting rights. However, in the event that no dividends are paid to such holders for their preferred stock, the holders of preferred stock are entitled to voting rights. Holders of preferred stock are also entitled to vote on certain special matters, such as a transformation of the corporate type, early dissolution, change to a foreign domicile, fundamental change in the corporate purposes, total or partial replacement of capital losses, mergers in which our company is not the surviving entity, and spin-offs. The same exemption will apply in the event the preferred stock is traded on any stock exchange and such trading is suspended or canceled.

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

Ownership threshold above which ownership should be disclosed

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly listed, should notify the Comisión Nacional de Valores on a monthly basis, of their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

In addition, the Comisión Nacional de Valores must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly listed to hold 5% or more of the voting power and of every change in the holdings of such person that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares of a company or who otherwise have voting control of a company, as well as directors, officers and members of the supervisory committee, must provide the Comisión Nacional de Valores with annual reports setting forth their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

Recent amendments to our by-laws

On the shareholders’ meeting held on October 10, 2007, our shareholders decided to amend the following sections of the by-laws: (i) Section Thirteen in order to adapt the performance bonds granted by directors to current rules and regulations, and (ii) Section Sixteen in order to incorporate the possibility of holding remote board meetings pursuant the provisions of section 65 of Decree 677/01. Such amendment is attached hereto as Exhibit 1.2.

Compliance with NYSE listing standards on corporate governance

New York Stock Exchange and Argentine Corporate Governance Requirements

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Corporations Law, Decree N°677/01 and the Standards of the Comisión Nacional de Valores, as well as by our corporate by-laws. We have securities that are registered with the Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), and is therefore subject to corporate governance requirements applicable to NYSE-listed non-US companies (a “NYSE-listed” company).

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

NYSE Section 303A.11 requires that Foreign Private Issuers disclose any significant ways in which their corporate governance practices differ from US companies under NYSE standards. A Foreign Private Issuer is simply required to provide a brief, general summary of such significant differences to its US investors either 1) on the company’s website (in English) or 2) in Form 20-F as distributed to their U.S. investors. In order to comply with Section 303A.11, we have prepared and have updated the comparison in the table below.

The most relevant differences between our corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices
Section 303A.01 A NYSE-listed company must have a majority of independent directors on its board of directors.	IRSA follows Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Section 303A.02 This section establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)), and emphasizes that the concern is independence from management. The board is also required to express an opinion with regard to the independence or lack of independence, on a case by case basis, of each individual director.	Comisión Nacional de Valores’ standards (General Resolution Nº 400) for purposes of identifying an independent director are substantially similar to NYSE’s standards. Comisión Nacional de Valores standards provide that independence is required with respect to the Company itself and to its shareholders with direct or indirect material holdings (35% or more). To qualify as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as “independent directors” shall also not be considered “independent.” When directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

Section 303A.03 Non-management directors must meet at regularly scheduled executive meetings not attended by management.

Neither Argentine law nor IRSA’s by-laws require that any such meetings be held.

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

Section 303A.05(a) Listed companies shall have a “Compensation Committee” comprised entirely of independent directors.	Neither Argentine law nor IRSA’s by-laws require the formation of a “Compensation Committee.” Under Argentine law, if the compensation of the members of the board of directors and the supervisory committee is not established in the by-laws of a company, it should be determined at the shareholders meeting.

NYSE Standards for US companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices
Section 303A.05(b). The “Compensation Committee” shall have a written charter addressing the committee’s purpose and certain minimum responsibilities as set forth in Section 303A.05(b)(i) and (ii).	Neither Argentine law nor IRSA’s by-laws require the formation of a “Compensation Committee.”

Section 303A.06 Listed companies must have an “Audit Committee” that satisfies the requirements of Rule 10 A-3 under the 1934 Exchange Act (the “Exchange Act”). Foreign private issuers must satisfy the requirements of Rule 10 A-3 under the Exchange Act as of July 31, 2005.	Pursuant to Decree Nº 677/01 and Comisión Nacional de Valores Standards, as from May 27, 2004 IRSA has appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

Section 303A.07(a) The Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	In accordance with Argentine law, a public Company must have an Audit Committee with a minimum of three members of the board of directors, the majority of which shall be independent pursuant to the criteria established by the Comisión Nacional de Valores. There is no requirement related to the financial expertise of the members of the Audit Committee. However, our Audit Committee has a financial expert. The committee creates it own written internal code that addresses among others: (i) its purpose; (ii) an annual performance evaluation of the committee; and (iii) its duties and responsibilities.

C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the Related Party Transactions, the Recent Developments and Our Indebtedness sections.

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

See Item 3: “Key Information – Exchange Rates”

Export of Capital, including the availability of cash or cash equivalents

From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. Dollar translation or the remittance of U.S. Dollars abroad. In compliance with the economic measures set forth by the Government by means of Decree No. 1570/01 dated December 3, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money could not be transferred abroad, unless expressly authorized by the Argentine Central Bank.

For purposes of accessing the funds deposited with financial institutions, clients were allowed to make electronic transfers between accounts of the same institution or others and in favor of the same holder or other persons; pay expenses by means of debit cards, checks, automatic debits and credit cards. Additionally, the Decree declared that new foreign currency deposits can only be received as time deposits, and no demand accounts denominated in foreign currency may be opened. Such restrictions were later relaxed and deposits of foreign currency in savings accounts (“cajas de ahorro”) by residents were allowed. Law No. 25,561 declared a public emergency in social, economic, administrative, financial and foreign exchange market matters, delegating to the Argentine executive branch until December 10, 2003, the powers to reorganize the financial, banking and foreign exchange system, reactivate the performance of the economy and improve the employment level and distribution of income, focusing on a program for the development of regional economies, creating the conditions for a sustainable economic growth, consistent with the public debt restructuring, and restructuring outstanding obligations affected by the new foreign exchange system. Such period was extended until December 31, 2006 by Law No. 26,077. Among other provisions, this law put an end to the convertibility system that had been in effect since April 1991, whereby pesos were convertible to U.S. Dollars at a rate of Ps. 1.0 per U.S Dollar.

As a consequence of the enactment of Decree 260/02, as of February 8, 2002 a single and free exchange market was implemented, through which all foreign currency exchange transactions are made. Exchange transactions are freely entered into by parties, but subject to the regulations and requirements set forth by the Central Bank. The Central Bank issued Communication “A” 3471, as amended, establishing restrictions or special requirements for exchange transactions. Lack of compliance with requirements and conditions shall result in the application of sanctions established by the Criminal Law Exchange Regime.

Such regulation has been modified several times and, therefore, only the most important provisions currently in force are mentioned below:

•	Argentine individuals and companies are authorized to buy up to US$ 2,000,000 per month;

•

the sale of foreign currency to non-residents, with the exception of international organizations, in an aggregate monthly amount exceeding US$ 5,000 shall also be previously authorized by the Central Bank, except when it is evidenced that the amounts used to purchase foreign currency (i) come from the payment of a resident to the non-resident which orders the transfer; and (ii) the payment is performed in relation to import, services, revenues or other commercial transfers for which the resident should have accessed to the exchange market in accordance to the exchange rules that regulated payments abroad to commercial account;

•

foreign currency exchange or arbitrage transactions with financial institutions located abroad must be previously authorized by the Central Bank, except where such financial institutions are located in countries which are members of the Basel Committee and have an international credit rating not lower than “A” granted by international rating agencies registered with the Central Bank, or where such transactions are entered into with branches of Argentine official banks located abroad;

•

future operations in regulated markets, options or forwards transactions and any other type of derivatives entered into and cancelled in Argentina and settled in local currency are not subject to any restriction, provided, however, that: (i) such operations do not contemplate any payment or transfer obligation of a resident to a foreign country; (ii) any inflow of foreign currency into the local exchange market for the purposes of such an operation by a non resident who is party to such a transaction is subject to a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction for a period of 365 days in accordance to such further conditions as indicated bellow (the “Non- Transferable Deposit”); and (iii) transfer of foreign currency abroad by a non resident derived from such transactions involving an aggregate monthly amount exceeding US$ 5,000 shall also be previously authorized by the Central Bank.

•

Communication “A” 4285 dated January 17, 2005, relaxed restrictions on foreign currency transactions by abrogating the requirement of prior approval of the Central Bank for the execution of certain future and forward operations and for the access to the foreign exchange market for their cancellation. These operations include: (i) transactions executed by the financial system for the acquisition of certain time deposits having variable retribution; (ii) agreements for the coverage of foreign currencies and interest rates, (iii) agreements executed by exporters or importers for the coverage of commodity prices, as long as they are related to argentine foreign trade transactions; and (iv) the execution of external transactions in the form of Repos provided that they are executed for a term of at least 180 days. With the exception of inflows related to the external transactions in the form of Repos mentioned in (iv), any other inflow of foreign currency devoted to future or forward operations mentioned in (i) to (iii) is exempted from the obligation to constitute the Non- Transferable Deposit.

•

financial institutions must obtain prior authorization of the Central Bank in order to purchase any kind of asset, where the payment for such a transaction is made against delivery of foreign currency or any other kind of foreign denominated asset that is part of the General Exchange Position (Posición General de Cambios) (the “GEP”) of these financial institutions;

•	new imports of goods may be fully paid in advance, without consideration of the kind of good, as well as debts for imports with any maturity date;

•

access to the free and sole exchange market is allowed for payment of expired capital services originated in financial debts, except for financial entities subject to advance refinancings and rediscounts granted by the Central Bank and restructuring of its foreign debt (Decree No. 739/03 and Communication “A” 3940);

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

•

transfers abroad for the payment of indebtedness of private entities (comprising both financial and non-financial institutions) and government owned entities; provided that they fulfill certain regulatory requirements?among others?such as (i) a sworn statement affirming the fulfillment of Communication “A” 3602 informative requirements; (ii) the possession of documents which evidence the genuineness of the operation being cancelled, i.e., the entry into the country of the finance proceed and/or its use to cancel the financial or commercial debt, etc.; (iii) the amounts to be transferred have been adjusted, as the case may be, in accordance to Decree 214/02 as amended; and (iv) the fact that the inflows have remained in the county for the legal minimum term (180 days until May 26, 2005 or 365 for funds entered into after that date) has been verified;

•

effective as of January 8, 2003, Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements of local companies without prior Central Bank approval and transfers of funds abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement from the regulatory authority on insurance matters Superintendencia de Seguros de la Nación (“Superintendent of Insurance Board”), with respect to the reason and amount to be transferred;

•

there is an obligation to enter the funds received as payment for the export of goods and services into the exchange market and to convert them into local currency within a time limit established by the Ministry of Economy and Production;

•

foreign currency obtained from the collection of exports corresponding to bills of lading shall be sold at the reference exchange rate when the foreign currency so obtained was not clear at the exchange market within the applicable legal terms, in accordance with applicable regulation.

•

before September 2005, inflows of foreign currency which would be applied to export advances and prefinancing were allowed into the local exchange market avoiding the non-transferable deposit requirement established by Decree No. 616/05, issued on June 10, 2005 by providing a sworn statement stating that foreign funds would be used for a specific purchase transaction entered into with the buyer. Subsequently, the BCRA by means of the Communication “A” 4415 substituted the sworn statement requirement with the exhibition of the shipping contract involved in said transaction. Later, on November 22, 2005 BCRA’s Communication “A”4443 relaxed this requirement exempting exporters from providing such documentary evidence if they proved that the inflow of funds would not exceed more than 25% of the amount they received during the last year for similar transactions.

The Government, through the Central Bank, holds control over capital inflows and outflows, enacting the applicable rules in this regard. Decree No. 616/05, issued on June 10, 2005, established that inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions incurred by local residents that may result in a foreign currency-denominated payment to non-residents, need to be registered with the Central Bank. Furthermore, as from May 26, 2005, the following situations will be subject to certain requirements and conditions: (a) inflows of funds derived from foreign borrowing by the private financial and non financial sector, and (b) inflows of foreign currency by non-residents for the purpose of (i) holding a position in local currency, (ii) purchasing financial debt or assets and (iii) investing in government bonds in the secondary market. In these situations, the following requirements must be met: (i) inflows must remain in Argentina for 365 days to be computed as from the day they were negotiated in the local exchange market; (ii) the funds involved in the transactions covered by this decree must be deposited in a local bank account; (iii) a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction has to be made with the resulting proceeds. This deposit will only be reimbursed after the expiration of a 365 term, cannot bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction. Such requirements do not apply to: (a) foreign direct investment, (b) primary placement of publicly traded debt or equity securities listed in one or more exchange markets, and (c) foreign trade and export finance debt related transactions.

Subsequently, Resolution No. 365/2005 from the Ministry of Economy and Production established that non-resident capital inflows destined for the primary subscription of Argentine Central Bank notes and income derived from the sale by residents of foreign assets for an amount greater than US$ 2 million per month, will also be subject to the aforementioned requirements.

Moreover, said resolution provided certain exemptions to the requirement of making the non-transferable deposit requirement such as: (i) inflows derived from borrowings extended by multilateral and bilateral financial institutions and official credit agencies, and (ii) inflows derived from financial borrowings extended by foreign creditors, so long as they are devoted to investments in non-financial assets and the borrowed amounts are repaid at least 24 months after they were granted.

In that sense, non-financial assets include:

(i) investments recorded in the category “PP&E” of the financial statements (Notice 42303);

(ii) “intangible assets related to mine cost” and/or “research, prospection and exploration expenses” (Notice 42884);

(iii) “acquisition of rights to use” that had been recorded for accounting purposes in the category “intangible assets” of the company’s financial statements ( Notice 44670); and

(iv) investments in assets that are comparable to intellectual property rights, which are commercialized through the assignment of rights to use and should be recorded for accounting purposes in the category “intangible assets” of the company’s financial statements (Notice 46394).

This exemption automatically expires when the reported use is modified. In that case, the deposit established in item 6 of Communication “A” 4359 must be made within 10 business days of such event.

Communications “A” 4554 and “A” 4711, both dated September 24, 2007, established certain requirements and terms to file the documentation evidencing the correct classification of the transaction under the above mentioned exemption.

By contrast, according to Communication “C” 43075 dated September 26, 2005, inflows of foreign currency caused by a non-resident and devoted to the cancellation of payment obligations under a purchase agreement (including installment payments thereof) concerning a real estate property under construction may be registered as foreign direct investments provided that certain conditions are met.

Finally, Resolution No. 637/2005 from the Ministry of Economy and Production dated November 16, 2005 established that any inflow of foreign currency to the local exchange market devoted to the primary subscription of notes, bonds or participation certificates issued by the trustee of a trust, regardless of the channels in which they are traded (public or private offerings, or listings in self-regulated markets) is subject to the non-transferable deposit requirement established by Decree 616/05 if such requirement would be deemed applicable to the acquisition of the underlying assets of the trust.

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

Direct investments in Argentina of non-Argentine residents

Non-Argentine residents are compelled to comply with the reporting regime if the value of their investments in Argentina reaches or surpasses the equivalent of US$ 500,000 – measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If the investments do not reach such amount, the compliance with such regime is optional.

According to Communication “A” 4237, companies in which non-Argentine residents participate in and administrators of real estate pertaining to non-Argentine residents are those obliged to comply with the reporting regime.

Direct investments made abroad by Argentine residents

Argentine investors are compelled to comply with the reporting regime if the value of their investments abroad reaches or surpasses the equivalent of US$ 1,000,000 – measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own.

If the value of those investments abroad does not exceed the equivalent of US$ 5,000,000, the declaration could be carried out annually instead of semiannually. If the investments do not reach the equivalent of US$ 1,000,000, the compliance with such regime is optional.

The first declarations will correspond to the semester ended on December 31, 2004, and will have to be filed within 90 calendar days as of such date.

Conclusions:

While the foreign exchange market system in Argentina has become increasingly flexible under recent regulations, Decree No. 616/05 severely deters short term inflows of foreign currency which are presumed to be of a speculative nature. Such determination on the part of the government is associated also to another short term economic policy goal and combined measures aimed at pegging or reasonably adjusting the United States Dollar value around Ps. 3.10 per U.S. Dollar. We cannot assess whether these policies will be maintained in the longer run and how changes made therein may affect the economy and our business perspectives. Furthermore, we cannot predict how changes in the evolution of the world economy and commodity prices which constitutes an important part of Argentina’s exports may influence exchange rates and control policies. Moreover, failure of the government to comply with financial commitments with the IMF or failure to reach an agreement with said institution may have an impact on the foreign exchange system. No assurance can be made as to the extent to which all such factors may lead to future restrictions that might further tighten foreign exchange controls or otherwise change the current foreign exchange system.

E. Taxation

United States Taxation

Certain United States Federal Income Tax Consequences

The following summary describes certain United States federal income tax consequences of the ownership of GDS rights, common share rights, common shares, GDSs and warrants (collectively, “Equity Securities”) by U.S. Holders (as defined below) as of the date hereof. Except where noted, it deals only with Equity Securities held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding Equity Securities as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning 10% or more of our voting stock, persons liable for alternative minimum tax, investors in pass-through entities or persons whose “functional currency” is not the U.S. dollar.

As used herein, the term “U.S. Holder” means a beneficial holder of an Equity Security that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust:

•	if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the GDS depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF EQUITY SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

If a partnership holds Equity Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partners of a partnership holding Equity Securities should consult their own tax advisors.

Issuance of GDS Rights, Common Share Rights or Warrants

A U.S. Holder will not be subject to United States federal income taxation with respect to the receipt of GDS rights, common share rights or warrants.

Basis and Holding Period of the GDS Rights and Common Share Rights

Except as provided in the following sentence, the basis of the GDS rights or common share rights distributed to a U.S. Holder will be zero. However, if either (i) the fair market value of the GDS rights or common share rights is 15% or more of the fair market value (on the date of distribution ) of the GDSs or common shares with respect to which they are distributed or (ii) the U.S. Holder of the GDS rights or common share rights irrevocably elects, in such holder’s United States federal income tax return for the taxable year in which the GDS rights or common share rights are received, to allocate part of the basis of such GDSs or common shares to such GDS rights or common share rights, then upon exercise or sale of the GDS rights or common share rights the U.S. Holder’s basis in such GDSs or common shares will be allocated between such GDSs or common shares and the GDS rights or common share rights in proportion to the fair market values of each on the date of distribution of the GDS rights or common share rights. No basis will be allocated to any such GDS rights or common share rights that lapse. A U.S. Holder will include its holding period in GDSs or common shares with respect to which the GDS rights or common share rights were distributed in determining the holding period of the GDS rights or common share rights.

Sale of Common Share Rights

Subject to the discussion under “—Passive Foreign Investment Company” below, for United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss upon the sale or other disposition of common share rights (including the sale by the GDS rights agent of common share rights corresponding to unexercised GDS rights of a U.S. Holder) in an amount equal to the difference between the amount realized for the common share rights (or, in the case of unexercised GDS rights, distributions by the depositary with respect to the sale of the underlying common share rights) and the U.S. Holder’s tax basis in the GDS rights or common share rights. Such gain or loss will generally be treated as capital gain or loss. Capital gain of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Gain or loss recognized by a U.S. Holder on a sale of common share rights generally will be treated as United States source gain or loss for United States foreign tax credit purposes.

Exercise of the GDS Rights or Common Share Rights

U.S. Holders of GDS rights or common share rights will not recognize any gain or loss upon the exercise of the GDS rights or common share rights. The aggregate basis of GDSs or common shares and warrants acquired upon exercise of GDS rights or common share rights will be equal to the sum of such U.S. Holder’s basis in the GDS rights or common share rights exercised and the amount paid upon exercise of those GDS rights or common share rights. The basis of the GDSs or common shares and warrants will be determined by allocating such aggregate basis among the GDSs or common shares and the warrants received in proportion to the relative fair market values of these securities on the date the GDS rights or common share rights are exercised. The holding period of GDSs or common shares and warrants acquired upon exercise of GDS rights or common share rights will begin on the date the GDS rights or common share rights are exercised.

GDSs

If you hold GDSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such GDSs. Accordingly, deposits or withdrawals of common shares for GDSs will not be subject to United States federal income tax.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between holders of GDSs and the issuer of the securities underlying the GDSs may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of GDSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentinean taxes and the availability of the reduced rate of tax for dividends received by certain non-corporate holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an GDS and our company.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, distributions on our common shares or GDSs (including amounts withheld to reflect Argentinean withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will be includable in your gross profit as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our GDSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations. With respect to United States non-corporate investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or GDSs backed by such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our GDSs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that do not underlie GDSs currently meet the conditions required for these reduced tax rates. Furthermore, there can be no assurance that our GDSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

The amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our GDSs, regardless of whether the Pesos are converted into U.S. dollars. If the Pesos received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the Pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain complex conditions and limitations, Argentinean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or GDSs will be treated as income from sources outside the United States and will generally constitute passive income. If you do not elect to claim a credit for any foreign taxes paid during a taxable year, you may instead claim a deduction in respect of such foreign taxes. Further, in certain circumstances, if you:

•	have held our common shares or GDSs for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our common shares or GDSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Argentinean withholding taxes) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or GDSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our common shares or GDSs), and thereafter as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Argentinean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of our common shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income taxes.

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2007, and we do not currently expect to become a PFIC, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross profit is passive income; or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties, and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of that other corporation’s assets and receiving our proportionate share of its income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in the fair market value of our assets or income composition. If we are a PFIC for any taxable year during which you hold our Equity Securities, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold any of our Equity Securities, you will be subject to special tax rules with respect to any gain realized from a sale or other disposition, including a pledge, of such Equity Securities. If we are a PFIC for any taxable year during which you hold our common shares or GDSs, you will also be subject to special tax rules with respect to any “excess distribution” received. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or GDSs will be treated as excess distributions. Under these special tax rules:

•	the gain will be allocated ratably over your holding period for the Equity Securities;

•	the excess distribution will be allocated ratably over your holding period for our common shares or GDSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we become a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any taxable year during which you hold our Equity Securities and any of our non- United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the common shares of the lower tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our Equity Securities in any year in which we are classified as a PFIC.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on our common shares and GDSs as ordinary income under a mark-to-market method, provided that our common shares or GDSs are regularly traded on a qualified exchange or other market. Our common shares are listed on the Buenos Aires Stock Exchange , which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will continue to be “regularly traded” for purposes of the mark-to-market election. Our GDSs are currently listed on the NYSE, which constitutes a qualified market, although there can be no assurance that the GDSs are or will be “regularly traded.” The mark to market election is currently not available with respect to GDS rights, common share rights and warrants.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of our common shares or GDSs at the end of the year over your adjusted tax basis in our common shares or GDSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in our common shares or GDSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in our common shares or GDSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares or GDSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

In some cases, holders of commons shares or GDSs (but not holders of GDS rights, common share rights or warrants) in a PFIC may be able to avoid the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. This option will not be available to you because we do not intend to comply with certain calculation and reporting requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding our Equity Securities if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

Subject to the discussion under “—Passive Foreign Investment Company” above, for United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange, redemption or other taxable disposition of our Equity Securities in an amount equal to the difference between the amount realized for the common shares or GDSs and your tax basis in the common shares or GDSs. Such gain or loss will generally be treated as capital gain or loss. Capital gains of non-corporate shareholders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Equity Securities and the proceeds from the sale, exchange or redemption of our Equity Securities that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the GDSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina and (iv) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

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

Taxation of Capital Gains

Due to certain amendments made to the Argentine Income Tax Law, it is not entirely clear whether certain amendments concerning payment of income tax on capital gains arising from the sale, exchange or other disposition of shares are in effect or not. Although Opinion No. 351 of the National Treasury General Attorney Office clarified the legal status of certain matters affecting the tax treatment of capital gains certain issues still remain unclear.

Resident individuals

Under what we believe to be a reasonable interpretation of existing applicable tax laws and regulations: (i) income derived from the sale, exchange or other disposition of shares or GDSs by resident individuals who do not sell or dispose of Argentine shares on a regular basis would not be subject to Argentine income tax, and (ii) although there still exists uncertainty regarding this issue, income derived from the sale, exchange or other disposition of shares or GDSs by resident individuals who sell or disposes of Argentine shares on a regular basis should be exempt from Argentine income tax.

Foreign beneficiaries

Capital gains obtained by non residents or foreign entities from the sale, exchange or other disposition of shares or GDSs are exempt from income tax. Pursuant to a reasonable interpretation of existing applicable laws and regulations, and although the matter is not completely free from doubt, such treatment should also apply to those foreign beneficiaries that qualify as “offshore entities” for Argentine tax law purposes, when the shares are not listed in Argentina or in other jurisdictions. For this purpose, an offshore entity is any foreign legal entity which pursuant to its by-laws or to the applicable regulatory framework: (i) its principal activity is to invest outside the jurisdiction of its incorporation and/or (ii) cannot perform in such jurisdiction certain transactions.

Local entities

Capital gains obtained by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or GDSs are subject to income tax at the rate of 35%.

Losses arising from the sale, exchange or other disposition of shares and GDSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF SHARES AND GDSs.

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

The shareholders approved the absorption of personal asset tax by the Company for the years 2002 to 2006. There can be no assurance that in the future this tax will be absorbed by the Company.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, shares and GDSs issued by entities subject to such tax are exempt from paying the IGMP.

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of shares and GDSs, and/or the collection of dividends at an average rate of 3%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving shares and/or the collection of dividends and revaluations is exempt from this tax.

There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries.

Stamp Tax

The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain territorial jurisdiction or outside a certain territorial jurisdiction but with effects in such jurisdiction.

In the City of Buenos Aires, the stamp tax has been repealed for all those acts that do not imply an onerous conveyance of real property or the lease of real property. However, most provincial tax authorities maintain this tax in effect for all acts in general; therefore, the instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or GDSs, executed in other jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.

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

The tax law and its regulations provide several exemptions to this tax. For example, it does not apply to entities recognized as exempt from income tax, to debits and credits relating to salaries, to retirement and pension emoluments credited directly by banking means and withdrawals made in connection with such credits, to credits in checking accounts originating from bank loans, and to transfers of checks by endorsement.

The general rate of the tax is 0.6%. An increased rate of 1.2% applies in cases in which there has been a substitution for the use of a checking account.

Pursuant to Argentine Regulatory Decree 380/2001, as amended, 34% of the tax paid on credits levied at the 0.6% rate and 17% of the tax paid on transactions levied at the 12% tax rate can be used, to its exhaustion, as a credit against income tax, tax on minimum notional income and/or the special contribution on cooperatives capital.

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the shares or GDS’s in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

The City of Buenos Aires imposes a special contribution to the Lawyers’ Social Security System (“CASSABA Contribution”), in addition to the court tax of 3.0%. The CASSABA Contribution will be equal to 3.0% of the amount of the court tax imposed as a result of the claim.

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

In the normal course of business, we are exposed to interest rate and exchange rates risks, primarily related to changes in exchanges rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of such financial instruments. The use of financial derivatives instruments is to our core business and is supervised by internal control policies.

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

Interest Rate Risk

The primary objective of our investment activities is to preserve capital while maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

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

We are also exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations. Our interest expense is sensitive to changes in the general level of interest rates because part of our long-term debt (i.e., our secured floating rate notes and syndicated loan, which as of the date of this annual report have been cancelled) bear interest at floating rates.

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

Foreign currency exchange restrictions imposed by the Argentine government in the future could prevent or restrict our access to U.S. Dollars, thus affecting our ability to service our U.S. Dollar-denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. Dollar may adversely affect the U.S. Dollar equivalent of the Peso price of our common shares on the Buenos Aires Stock Exchange, and as a result would likely affect the market price of our GDSs in the United States.

IRSA Indebtedness

	As of June 30, 2007 Expected contractual maturity date
	Average Interest Rate	More than 1 and not more than 2 years	More than 2 and not more than 3 years	More than 3 and not more than 5 years	More than 5 and not more than 10 years	Total Long- Term Debt (incl. 2007 maturities)	Fair value(2)
	(in millions of constant Ps. as of June 30, 2007)
Long-Term Debt:
Fixed rate (US$-denominated)(1)	8.5%	—	—	—	464	464	458
Variable rate (US$ denominated)(1)	Libor + 200	56	37.4	—	—	130.8	131.8

(1)	These figures were calculated based on the observed exchange rate published by the Central Bank as of June 30, 2007 which was Ps.3.093 = US$1.00.

(2)	It includes accrued interest

Alto Palermo Indebtedness

	As of June 30, 2007 Expected contractual maturity date
	Average Interest Rate	More than 1 and not more than 2 years	More than 2 and not more than 3 years	More than 3 and not more than 5 years	More than 5 and not more than 10 years	Total Long- Term Debt (incl. 2007 maturities) (2)	Fair value (4)
Liabilities
Fixed Rate Debt (US$)
Principal Payment(1)				146.1		146.1	2085.3
Average interest rate	10%
Fixed Rate Debt (US$)
Principal Payment(2)					371.2	271.2	375.2
Average interest rate	7,875%
Fixed Rate Debt (Pesos)
Principal Payment(2) (3)		22.0	44.0	44.0	44.0	154.0	156.4
Average interest rate(3)	11%

(1)	It corresponds to Convertible Note.

(2)	It corresponds to the series I Note due 2017.

(3)	Dollars-denominated loans were converted to Pesos at an exchange rate of Ps. 3.093 per U.S. Dollar.

(4)	It includes accrued interest.

Sensitivity to Exchange Rates and Interest rates

We are also exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations. Our interest expense is sensitive to changes in the general level of interest rates because part of our long-term debt (i.e., our secured floating rate notes and syndicated loan, which as of the date of this annual report have been cancelled) bear interest at floating rates.

As of October 29, 2007, we cancelled our secured floating rate notes and syndicated loan and as a result our interest expenses are not sensitive to changes in the general level of interest rate. As of the date of this Form 20-F, outstanding indebtedness represented by our notes due 2017 accrues interest at a fix rate of 8.5% per year. It’s fair market value trends to drop 5.8% per 100 Bps of increase in interest rate level.

Also, a change of 1% in Ps. / US$ exchange rate would imply a Ps. 4.6 million change in the Peso equivalent of our debt face value and increases our interest expenses in Ps. 0.4 million annually.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of our market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis

ITEM 12.	Description of Other than Equity Securities

This item is not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Fair Price Provision

At our annual meeting held on October 30, 2000, our shareholders approved an amendment to our bylaws which included the adoption of a fair price provision (the “Fair Price Provision”). On March 8, 2002 our shareholders decided to make a new amendment to Article Nine of our by laws including, among others, an increase in the minimum percentage of capital obliged to comply with the Fair Price Provision, from twenty percent (20%) to thirty five percent (35%), according to Decree No. 677/2001. On October 10, 2007, our shareholders decided to make a new amendment to Article Nine of our bylaws, to include the control concept under Decree No. 677/2001, which provides for the effective control regularly held in addition to the legal control.

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

There are cases excluded from the tender offer requirements:

•

acquisitions by existing shareholders or by those exercising control over shares or convertible securities in accordance with the provisions under Decree 677/2001, irrespective of the application of the regulations imposed by the Comisión Nacional de Valores; and holdings of more than 35%, which derive from the distribution of shares or dividends paid in shares approved by the shareholders, or the issuance of shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder’s account, or prior to the holding of our shareholders meeting, whatever occurs first.

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

The Comisión Nacional de Valoresregulations require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comisión Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

On February 2, 2007 we issued our 2017 fixed rate notes for a total amount of US$150.0 million at an annual interest rate of 8.5% payable semi-annual and mature on February 2, 2017. This bond limits our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 3.0 to 1; or

•	100% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 4.0 to 1.

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by its restricted subsidiaries from (a) any contribution to our equity capital or to the capital stock of its restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of our notes due 2017, or (b) issuance and sale subsequent to the issuance of our notes due 2017 of our indebtedness or of the indebtedness of its restricted subsidiaries that has been converted into or exchanged for its qualified capital stock.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15T.

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2007. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2007.

B. Management’s Annual Report on Internal Control Over Financial Reporting

The management of IRSA Inversiones y Representaciones S.A. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2007, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report on internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report on internal control over financial reporting in this annual report.

D. Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 20 F, the company has implemented a new ERP software. Our internal control over financial reporting has been adapted accordingly, for the change in our accounting system. After carrying out an evaluation under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures, we concluded that our disclosure controls and procedures were effective.

ITEM 16.

A. Audit Committee Financial Expert

Pursuant to the System governing the Transparency of Public Offers established through Decree No. 677/2001, the rules of the Comisión Nacional de Valores, its Resolution No. 400 and 402, the board of directors established that the Audit Committee shall be a committee of the board of directors. The main function of the Audit Committee is to assist the board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

On December 4, 2006, our board of directors appointed Cedric Bridger, Mauricio Wior, and Mario Blejer, all of them independent members, as members of the audit committee. The board of directors named Cedric Bridger as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).

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

C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2007 and June 30, 2006, we were billed for a total amount of Ps.2.3 million and Ps.1.6 million respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements, performance of the audit or review of our interim financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2007 and June 30, 2006, we were billed for a total amount of Ps.0.71 million and Ps.0.01 million respectively, for professional services rendered by our principal accountants mainly related to the issuance of covenants certificates and other certifications.

Tax Fees

During fiscal years ended June 30, 2007 and June 30, 2006, we were billed for a total amount of Ps.0.03 million and Ps.0.03 million, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal year ended June 30, 2007 and June 30, 2006 we were billed for professional services rendered by our principal accountants including fees mainly related to special assignments and courses for a total amount of Ps. 0.00 and Ps. 0.09 million, respectevely.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA INVERSIONES Y
REPRESENTACIONES
SOCIEDAD ANÓNIMA

/s/ Eduardo S. Elsztain
Eduardo S. Elsztain Chief Executive Officer

Date: December 27, 2007

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2	English translation of the amendment to the bylaws.

2.1	Indenture dated May 11, 2007, between the Company as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Río de la Plata S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated June 30, 2007.

4.2	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated August 23, 2007.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-3 (File No. 333-7984) filed with the SEC on November 18, 1997.

**	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on July 6, 2004.

***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on August 1, 2005.

INDEX TO THE FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ Andrés Suarez (Partner)
Andrés Suarez

Buenos Aires, Argentina

August 31, 2007

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

	2007		2006
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 29.e.)	Ps	. 218,356	Ps.	103,018
Investments (Notes 4.b. and 29.e.)		638,351		130,420
Mortgages and leases receivable, net (Notes 4.c. and 29.e.)		169,623		114,911
Other receivables and prepaid expenses (Notes 4.d. and 29.e.)		114,085		52,159
Inventories (Note 4.e.)		35,375		81,280

Total current assets		1,175,790		481,788

Non-Current Assets
Mortgages and leases receivable, net (Notes 4.c. and 29.e.)		42,442		33,044
Other receivables and prepaid expenses (Notes 4.d. and 29.e.)		81,202		97,882
Inventories (Note 4.e.)		220,828		80,830
Investments (Notes 4.b. and 29.e.)		673,273		647,981
Fixed assets, net (Note 29.a.)		2,027,311		1,413,212
Intangible assets, net (Note 29.b.)		2,822		3,599

Subtotal		3,047,878		2,276,548

Negative goodwill, net		(78,769)		(18,215)

Total non-current assets		2,969,109		2,258,333

Total Assets	Ps.	4,144,899	Ps.	2,740,121

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f. and 29.e.)	Ps.	195,870	Ps.	127,369
Mortgages payable (Notes 4.l. and 29.e.)		17,538		18,407
Customer advances (Notes 4.g. and 29.e.)		88,810		64,847
Short-term debt (Notes 4.i. and 29.e.)		196,655		123,733
Salaries and social security payable (Note 4.h.)		26,841		14,823
Taxes payable (Notes 4.j. and 29.e.)		64,712		33,928
Other liabilities (Notes 4.k. and 29.e.)		61,656		36,121

Total current liabilities		652,082		419,228

Non-Current Liabilities
Trade accounts payable (Notes 4.f. and 29.e.)		40,942		1,196
Mortgages payable (Notes 4.l. and 29.e.)		4,557		14,722
Customer advances (Note 4.g.)		63,908		41,482
Long-term debt (Notes 4.i. and 29.e.)		1,217,866		280,560
Taxes payable (Note 4.j.)		29,556		14,926
Other liabilities (Notes 4.k. and 29.e.)		38,864		32,252

Total non-current liabilities		1,395,693		385,138

Total Liabilities		2,047,775		804,366

Minority interest		450,410		449,989

SHAREHOLDERS’ EQUITY		1,646,714		1,485,766

Total Liabilities and Shareholders’ Equity	Ps.	4,144,899	Ps.	2,740,121

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

	2007		2006		2005
Revenues	Ps.	738,756	Ps.	577,680	Ps.	369,889
Costs (Note 29.d)		(311,647)		(243,831)		(168,074)

Gross profit		427,109		333,849		201,815

Gain from recognition of inventories at net realizable value		20,737		9,063		17,317
Selling expenses		(113,709)		(60,105)		(36,826)
Administrative expenses		(141,427)		(96,882)		(70,670)

Subtotal		(234,399)		(147,924)		(90,179)

Net income from retained interest in securitized receivables (Note 16)		3,254		2,625		423
Gain from operations and holdings of real estate assets, net (Note 7)		2,568		12,616		27,938

Operating income		198,532		201,166		139,997

Amortization of goodwill		(1,472)		(1,080)		(1,663)
Gain on equity investees		40,026		41,657		67,207
Financial results, net (Note 8)		4,099		(40,926)		(11,848)
Other expenses, net (Note 9)		(14,100)		(18,263)		(14,089)

Income before taxes and minority interest		227,085		182,554		179,604

Income tax and MPIT		(87,539)		(58,791)		(53,207)
Minority interest		(32,449)		(27,190)		(23,152)

Net income	Ps.	107,097	Ps.	96,573	Ps.	103,245

Earnings per share (Note 18):
Basic net income per share	Ps.	0.24	Ps.	0.25	Ps.	0.37

Diluted net income per share	Ps.	0.20	Ps.	0.23	Ps.	0.23

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders´ contributions
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.c.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.d.)		Reserve for new developments (note 5.c)		Retained earnings (Accumulated deficit)		Shareholders’ equity
Balances as of June 30, 2004	Ps.	248,803	Ps.	274,387	Ps.	595,505	Ps.	1,118,695	Ps.	19,447	Ps.	—	Ps.	(178,288)	Ps.	959,854

Conversion of debt into common shares		52,449		—		31,001		83,450		—		—		—		83,450
Exercise of warrants		56,015		—		49,665		105,680		—		—		—		105,680
Net income for the year		—		—		—		—		—		—		103,245		103,245

Balances as of June 30, 2005	Ps.	357,267	Ps.	274,387	Ps.	676,171	Ps.	1,307,825	Ps.	19,447	Ps.	—	Ps.	(75,043)	Ps.	1,252,229

Conversion of debt into common shares		55,961		—		37,360		93,321		—		—		—		93,321
Exercise of warrants		22,220		—		21,423		43,643		—		—		—		43,643
Accumulated losses absorption of approved by shareholders meeting held 11/29/05		—		—		(75,043)		(75,043)		—		—		75,043		—
Net income for the year		—		—		—		—		—		—		96,573		96,573

Balances as of June 30, 2006	Ps.	435,448	Ps.	274,387	Ps.	659,911	Ps.	1,369,746	Ps.	19,447	Ps.	—	Ps.	96,573	Ps.	1,485,766

Conversion of debt into common shares		16,641		—		11,252		27,893		—		—		—		27,893
Exercise of warrants		12,880		—		13,078		25,958		—		—		—		25,958
Appropriation of retained earnings approved by shareholders meeting held 10/31/06		—		—		—		—		4,829		91,744		(96,573)		—
Net income for the year		—		—		—		—		—		—		107,097		107,097

Balances as of June 30, 2007	Ps.	464,969	Ps.	274,387	Ps.	684,241	Ps.	1,423,597	Ps.	24,276	Ps.	91,744	Ps.	107,097	Ps.	1,646,714

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

	2007		2006		2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	107,097	Ps.	96,573	Ps.	103,245
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and MPIT		87,539		58,791		53,207
Depreciation and amortization		98,299		81,313		74,961
Minority interest		32,449		27,190		23,152
Accruals for director’s fees		14,464		13,778		13,700
Allowances and provisions		38,612		23,916		14,538
Gain on equity investees		(40,026)		(41,657)		(67,207)
Gain from operations and holdings of real estate assets, net		(2,568)		(12,616)		(27,938)
Financial results		(39,716)		24,252		(27,605)
Gain from recognition of inventories at net realizable value		(20,737)		(9,063)		(17,317)
Goodwill impairment		635		—		—
Gain from sale of inventories		—		(44,020)		(15,501)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
(Increase) decrease in current investments		(29,833)		10,279		(4,532)
Increase in non-current investments		(35,587)		(26,433)		—
Increase in mortgages and leases receivables		(79,732)		(80,339)		(49,189)
(Increase) decrease in other receivables		(79,555)		8,128		8,763
Decrease (increase) in inventories		28,967		25,070		(7,418)
(Increase) decrease in intangible assets		(762)		112		(2,323)
Increase in trade accounts payable		65,148		55,980		21,048
(Decrease) increase in customer advances, salaries and social security payable and taxes payable		(12,759)		(28,378)		11,975
Increase (decrease) in other liabilities		9,622		(2,157)		(17,667)
Increase in accrued interest		21,542		13,966		5,598

Net cash provided by operating activities		163,099		194,685		93,490

CASH FLOWS FROM INVESTING ACTIVITIES:
Credit default swap agreement		—		—		(11,733)
Payment for acquisition of subsidiary net of cash acquired		(56,093)		(4,231)		(4,163)
Acquisition of undeveloped parcels of land		(9,297)		(62,082)		(681)
Acquisition of fixed assets		(410,080)		(54,119)		(79,316)
Increase in non-current investments		—		(2,302)		(13,772)
Decrease in minority interest		(40,420)		(7,251)		(17,017)
Guarantee deposit		9,111		(8,610)		—
Sale of IRSA Telecommunications N.V.		—		1,719		—
Loans granted to third parties		(3,995)		—		—
Increase in goodwill		—		684		—
Loans granted to related parties		—		(375)		—

Net cash used in investing activities		(510,774)		(136,567)		(126,682)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from settlement of swap agreement		—		1,190		15,840
Proceeds from short-term and long-term debt		1,199,675		45,066		117,241
Payment of short-term and long-term debt		(292,158)		(82,474)		(167,255)
Collateral deposit		—		—		(5,822)
Exercise of warrants		25,958		43,642		105,680
Payment of cash dividends by subsidiaries to minority shareholders		(23,175)		(12,715)		(10,300)
Payment of seller financing of Mendoza Plaza Shopping S.A.		—		(5,150)		—
Decrease in mortgages payable		(18,042)		(25,561)		—
Settlement of debt with related companies		—		(765)		(2,516)

Net cash provided (used in) by financing activities		892,258		(36,767)		52,868

Net increase in cash and cash equivalents		544,583		21,351		19,676
Cash and cash equivalents as of the beginning of the year		163,940		142,589		122,913

Cash and cash equivalents as of the end of the year	Ps.	708,523	Ps.	163,940	Ps.	142,589

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2007, 2006 and 2005 (continued)

(Amounts in thousands, except share data and as otherwise indicated)

	2007		2006		2005
Supplemental cash flow information:
Cash paid during the year for:
Interest	Ps.	43,968	Ps.	51,342	Ps.	47,768
Income tax		17,603		11,440		1,452

Non-cash investing and financing activities:
Conversion of debt into common shares	Ps.	27,893	Ps.	93,322	Ps.	83,450
Increase in inventory through a decrease in undeveloped parcels of land		—		33,006		25,979
Liquidation of interest in credit card receivables		8,873		10,364		3,348
Increase in fixed assets through a decrease in undeveloped parcels of land		66,958		1,626		13,371
Increase in inventory through a decrease in fixed assets		—		1,422		6,084
Increase in fixed assets through an increase in other receivables and prepaid expenses		12,161		348		—
Increase in fixed assets through a decrease in inventory		1,521		293		123
Increase in other receivables through a decrease in fixed assets		—		71		—
Increase in other receivables through a decrease in intangible assets		—		12		—
Increase in fixed assets through a decrease in other investments		—		8		—
Increase in intangible assets through a decrease in fixed assets		—		6		2,126
Increase in fixed assets through an increase in mortgages payable		—		—		49,749
Increase in credit card receivables		—		—		7,501
Increase in fixed assets through a decrease in other receivables		—		—		103
Increase in fixed assets through a decrease in non-current investments		—		—		596
Increase in fixed assets through a decrease in trade accounts payable		—		—		926
Increase in costs of issuance of debt through an increase in trade accounts payables		1,691		—		—
Increase in short-term and long-term debt through a decrease in other liabilities		2,614		—		—
Decrease in inventory through a decrease in mortgages payables		3,632		—		—
Seller financing for acquisition of Palermo Invest S.A.		27,522		—		—
Increase in fixed assets through an increase in mortgages payable		8,649		—		—

	2007		2006		2005
Acquisitions of subsidiary companies:
Cash and cash equivalents		29,417		—		1,238
Fair market value of inventories		66,057		—		—
Fair market value of fixed assets acquired		158,549		—		85,675
Fair market value of other assets acquired (1)		5,661		4,320		11,902
Fair market value of liabilities assumed		(47,491)		(89)		(67,516)

Net assets acquired		212,193		4,231		31,299
Minority interest		(36,029)		—		(16,310)
Goodwill		(10,036)		—		—

Purchase price		166,128		4,231		14,989
Seller financing		(80,618)		—		(9,587)

Purchase price paid		85,510		4,231		5,402
Less: cash and cash equivalents acquired		(29,417)		—		(1,238)

Net cash paid for the acquisition		56,093		4,231		4,164

	2007
Acquisitions of minority interest:
Fair market value of inventories acquired		2,111
Fair market value of fixed assets acquired		42,599
Fair market value of other assets acquired		24,615
Fair market value of liabilities assumed		(1,098)

Net assets acquired		68,227
Minority interest		47,689
Goodwill		(48,004)

Purchase price		67,912
Seller financing		(27,492)

Purchase price paid		40,420

(1)	In 2006, includes fair market value of undeveloped parcels of lands for 4,222.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

1.	Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is a real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries and joint ventures (IRSA and subsidiaries are collectively referred hereinafter as “IRSA” or the “Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale and the acquisition of undeveloped land reserves either for future development or sale, (ii) the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, (iii) the acquisition, development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) credit card operations and (vi) other non-core activities. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2.	Preparation of financial statements

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). In addition, the Company must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina. Argentine GAAP and the regulations of the CNV, as applicable, differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 28 to these consolidated financial statements.
Additionally as discussed in Note 3.m. in order to comply with the regulations of the CNV, the Company recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represented a departure from Argentine GAAP but did not have a material effect on the consolidated financial statements for the years ended June 30, 2006 and 2005. As further discussed in Note 2.d., in December 2005 and January 2006, the CPCECABA issued revised accounting standards. One of these standards requires companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for fiscal years beginning as from January 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the CNV regulations.

As discussed in Note 2.c., in order to comply with the regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. The application of this CNV regulation represented a departure from Argentine GAAP. However, such departure did not have a material effect on the consolidated financial statements.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Investments in joint ventures and/or jointly controlled operations in which the company exercises joint control are accounted for under the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated in consolidation.

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

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

b.	Principles of consolidation (continued)

A description of the subsidiaries over which the Company has effective control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2007	2006	2005
Controlled companies
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”) (v)	100.00%	66.67%	66.67%
Abril S.A. (“Abril”) (ii)	—	83.33%	83.33%
Pereiraola S.A. (“Pereiraola”) (ii)	100.00%	83.33%	83.33%
Baldovinos S.A. (“Baldovinos”) (ii)	—	83.33%	83.33%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Patagonian Investment S.A. (Patagonian Investment) (iii) and (vi)	100.00%	—	—
Buenos Aires Trade & Finance Center S.A. (“BAT&FCSA”) (iv)	—	—	100.00%
Alto Palermo S.A. (“Alto Palermo” or “APSA”)	62.48%	61.54%	60.69%
Llao Llao Resorts S.A. (“Llao Llao Resorts” or “LLR”)	50.00%	50.00%	50.00%
Rummaala S.A. (“Rummaala”) (iii) and (Note 27)	100.00%	—	—
Canteras Natal Crespo S.A. (“Canteras Natal Crespo”)	50.00%	43.18%	—
CYRSA S.A. (“CYRSA”) (vii)	100.00%	—	—
Solares de Santa María S.A. (“Solares de Santa María”) (iii)	90.00%	—	—
Inversora Bolívar S.A.(“Inversora Bolívar”)	100.00%	66.67%	—

(i)	Percentage of equity interest owned has been rounded and does not contemplate the effects of the potential conversion of irrevocable contributions into common shares.
(ii)	Equity interest in Abril, Pereiraola and Baldovinos were held 50% directly by the Company and 50% indirectly through its subsidiary Palermo Invest. In fiscal year 2007, Baldovinos was merged with and into Inversora Bolívar, subsidiary consolidated with Palermo Invest. See Note 2.f. for details.
(iii)	See Note 2.f. for details.
(iv)	Merged with and into the Company effective December 1, 2005.
(v)	Equity interest in Palermo Invest was held 98% directly by the Company and 2% indirectly through its wholly owned subsidiary Patagonian Investment.
(vi)	Formed on July 21, 2006.
(vii)	Formed on April 13, 2007 to develop specific projects.

Proportionate consolidation

The Company exercises joint control over Metroshop (through APSA) and Canteras Natal Crespo. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, the Company accounted for this investment under the proportionate consolidation method. Accordingly, these financial statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis.

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

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

c.	Presentation of financial statements in constant Argentine pesos (continued)

However, as a result of the inflationary environment in Argentina in 2002, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

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

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to the low level of inflation rates during the period from March to September 2003, such a departure did not have a material effect on the consolidated financial statements.

d.	Adoption by the CNV of CPCECABA accounting standards

The CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively adopting, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards were effective for the Company for the year ended June 30, 2007.

The most significant changes included in the accounting standards adopted by the CNV relate to (i) changes in the impairment test of long-lived assets, (ii) changes to deferred income tax accounting and (iii) accounting of deferred income taxes on a non-discounted basis.

Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when the expected cash flows from such asset is separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary differences but allows a one-time accommodation to continue treating these differences as permanent at the time of adoption of the standard. As a result, the Company elected to continue treating differences as permanent. As of June 30, 2007, the estimated effect of treating the differences as temporary would have been an increase in total liabilities of Ps. 176.0 million against (i) a decrease in retained earnings of Ps. 188.4 million and (ii) an additional gain of Ps. 12.4 million for the year ended June 30, 2007.

e.	Reclassifications

Certain reclassifications of prior year’s information have been made to conform to the current year presentation.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

f.	Significant acquisitions, dispositions and development of businesses (continued)

Year ended June 30, 2007

Acquisition of plots of land in Bariloche

In December 2006, the Company’s subsidiary, LLR acquired from an unrelated party a 129,533 square meters plot of land located in Colonia Nahuel Huapi, Bariloche in the Province of Rio Negro, Argentina, for an aggregate purchase price of US$ 7 million. The transaction was financed US$ 4.2 million in cash and US$ 2.8 million through the assumption of a first-degree mortgage on the property. The mortgage, bearing interest at a fixed rate of 7% per annum, will be payable in 36 monthly installments of US$ 86 each, beginning on January 14, 2007.

Acquisition of additional interest in Palermo Invest

In October 2006, the Company acquired the remaining 33,33% of Palermo Invest from GSEM/AP Holdings, L.P. for an aggregate purchase price of US$ 18 million. Palermo Invest is a corporation whose main activity is the purchase and holding of equity securities of entities which principal businesses are real estate and investment in equity securities and other form of investment. The transaction was financed US$ 9.0 million in cash and US$ 9.0 million through a note payable in three annual installments of US$ 3.0 million each, beginning on October 4, 2007. The note will accrue interest at a fixed rate of 9% per annum.

Purchase of additional 50% of E-Commerce Latina S.A. shares

On January 2007, the Company’s subsidiary APSA acquired the remaining 50% in E-commerce Latina S.A., through which the Company offered its products via internet on the altocity.com website. Effective March 1st, 2007, the website was deactivated. However, E-commerce Latina S.A. started new business activities. E-commerce Latina S.A. restructured its business activities away from internet-based operations. Activity was not significant as of June 30, 2007.

Bid for the acquisition of Patio Olmos

In November 2006, the Company’s subsidiary APSA submitted a bid for the acquisition of a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Cordoba, Argentina for Ps. 32.5 million. The Company made a down payment of Ps. 9.7 million under the terms of the bidding process. The property, which is located in the City of Cordoba, is a 5,147 square meter four-story building comprising commercial space, parking lots and movie theatres. The property is subject to a 40-year concession contract granted to an unrelated party for the commercial use of the building. Pursuant to the concession granted in 1990 from the Provincial Government of Cordoba, the licensee should pay the owner of the building a monthly concession fee actually amounting to Ps. 10.1 increasing in Ps. 2.5 every 47 months. The closing of the purchase is subject to several regulatory approvals. On January 15, 2007, the Company was served notice of certain objections from the Argentine Antitrust Authority seeking to enjoin the Company from completing the bid. In addition, in January 2007, the National Commission for the Defense of Competition notified the Company of two claims filed against it. One claim was filed by an individual and the other by the actual licensee of the concession. As of the date of these financial statements, these claims are still pending resolution.

Acquisition of Rummaala

On January 16, 2007, the Company acquired the total shares of the company named Rummaala, the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$ 21,172, payable as follows: (i) US$ 500 in cash paid in April 2006; (ii) US$ 3,752 in cash and (iii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$ 16,920, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged. Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash paid in April 2006; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

f.	Significant acquisitions, dispositions and development of businesses (continued)

Panamerican Mall Project

In June 2006, the Company acquired from an unrelated party, Phillips Argentina S.A., a 28,741 square meters plot of land (the “Phillips land”) located in Saavedra, a neighborhood in the northern area of Buenos Aires, for an aggregate purchase price of US$ 17.9 million. The Company developed a project for the construction of a mall including a hypermarket, a movie theatre complex and office and/or residential buildings. For that purpose, in December 2006, the Company entered into a Construction, Management and Commercialization Agreement with an unrelated party, Centro Comercial Panamericano S.A. (“CCP”) to partner in the project. The Company incorporated Panamerican Mall S.A. (“PAMSA”) for this purpose. The Company contributed cash and the Phillips land to PAMSA amounting to Ps. 158.3 million. PAMSA acquired from CCP an adjacent property amounting to Ps. 36.9 million through cash and 20% of the stock of PAMSA. In addition, the Company and CCP committed to make capital contributions amounting to US$ 37.8 million and US$ 9.4 million, respectively, to complete the project.

Córdoba Shopping

On December 27, 2006, the Company acquired 100% interest in the Cordoba Shopping Villa Cabrera located in Cordoba, Argentina owned by Empalme S.A.I.C.F.A.I.G. (“Empalme”). The property, which is located in the Villa Cabrera neighborhood of the city of Cordoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500-vehicle parking lot. The interest was acquired for US$ 13.3 million. The Company paid US$ 7.3 million in cash and financed the remaining portion of the purchase price in three equal installments of US$ 2 million each due every six months as from December 2007. This financing accrues interest at a fixed rate of 6% per annum. Governmental approval was obtained in December 2006.

Incorporation of Solares de Santa Maria – Sale of Santa Maria del Plata and sale of shares

In May 2007, the Company formed Solares de Santa Maria (“Solares”) and contributed cash in the amount of Ps. 310,000. Solares acquired the Ex Ciudad Deportiva Boca Juniors (Santa Maria del Plata) plot of land located in Buenos Aires for US$ 100,000. On June 26, 2007, the Company sold in commission a 10% interest in Solares to Israel Sutton Dabbah.

Transfer of the administration of Abril

On May 24, 2006, the Company, together with its subsidiaries, Inversora Bolívar and Baldovinos revised the May 4, 2005 proposal submitted to the Residents Committee of Abril Club de Campo (the “Club”) pursuant to which the Company would transfer the Club’s management and shares of Abril to the residents (the “Letter of Offer”). Under the Letter of Offer, the Company and its subsidiary Inversora Bolívar, will:

1-	Contribute cash to Abril for Ps. 650 and repave the Club’s roads and streets;

2-	Transfer to Abril of two plots of land;

3-	Pay severance to one dismissed employee of Abril;

4-	Grant Abril a free and perpetual right of way and covenant not to build on certain premises;

5-	Settle unpaid municipal taxes claimed by the Municipality where the Club is located if higher than amounts recognized as of September 30, 2005.

In June 2007, after compliance of the letter of Office, the Company transferred the Class A and Class B shares of Abril to a trust. The trustee, as instructed by the residents of the Club, elected three directors of the Board of Directors of Abril.

Acquisition of additional shares of Canteras Natal Crespo

In a series of transactions between December 2006 and January 2007, the Company increased its ownership interest in Canteras Natal Crespo to 55.93% for an aggregate purchase price of US$ 645. Subsequently, in April 2007, the Company sold 5.93% to ECIPSA for US$ 312. The Company´s interest in Canteras Natal Crespo is 50% as of the date of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

f.	Significant acquisition, dispositions and development of businesses (continued)

Acquisition of the Bouchard Building

On March 15, 2007, the Company acquired from an unrelated party a 33,324 square meter office building known as “Bouchard Building” for an aggregate purchase price of US$ 84,100. The transaction was fully paid in cash as of the date of these financial statements. The Argentine Antitrust Authority issued a resolution requiring the Company to inform the transaction as one of concentrating interests. The Company rejected this requirement and the case is still pending resolution.

Purchase option of Edificio República

On December 22, 2006, the Company entered into a Put and Call Option Agreement (the “Agreement”) with Banco Comafi S.A., as trustee of the Fideicomiso República (“República Trust”), for the acquisition of an office building known as Tucuman 1—República Building, located in Buenos Aires. The exercise of the call and put option is subject to certain conditions for closing and is exercisable within 60 days as from the fulfillment of those conditions. Upon transfer of title, the Company has to pay 50% of the purchase price of US$ 74,000, while the remaining 50% has to be paid semi-annually in 5 installments accruing interest at a fixed rate of 8% per annum. The balance will be secured by a mortgage on the property.

Acquisition of the Dock Del Plata Building

In June 2005, the Company entered into a Credit Default Swap Agreement (the “Agreement”) with Credit Suisse International (“CSI”) pursuant to which the Company, provided certain conditions were met, would acquire a mortgage receivable for US$ 10,000 on a 8,900 square meter office building known as Dock del Plata Building located in Puerto Madero, Buenos Aires. As guarantee for the Agreement, the Company paid a deposit US$ 4,000. The Agreement was rescinded in November 2006 and the guarantee deposit was released. The Company executed the mortgage and acquired the building for US$ 8,800 (using US$ 4,000 of the deposit guarantee plus available cash of US$ 4,800).

Year ended June 30, 2006

Investment in IRSA Telecomunicaciones N.V. (ITNV)

On August, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco and Dolphin Fund PLC (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders for US$ 0.1470333852 per share. The amount of this transaction is US$ 850, of which US$ 604 correspond to Ritelco. On that date, ITNV cancelled the total amount of the transaction.

Acquisition of Canteras Natal Crespo

During the fiscal year ended June 30, 2006, the Company acquired from Ecipsa Holding S.A. (ECIPSA), a 43.18% equity interest in Canteras Natal Crespo. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$ 1,541.

Canteras Natal Crespo is a company located in the Province of Cordoba, Argentina, which primary operations are the development of own or third-party plots, countries, sale or rent of plots of land, real estate and house-building.

General Paz plot of land

On June 29, 2006 the Company’s subsidiary, APSA acquired from Philips Argentina S.A. a plot of land located in the northern area of Buenos Aires, covering 28,741 square meters of surface area. The purchase price was US$ 17.9 million, which was fully paid.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

f.	Significant acquisition, dispositions and development of businesses (continued)

Purchase of additional shares and convertible notes of APSA

During the fiscal year ended June 30, 2006 the Company acquired 759,393 shares of APSA for a total amount of Ps. 4.3 million. As a result of this transaction, the Company’s ownership interest in APSA increased from 60.69% to 61.54%.

Sale of the Alcorta Plaza plot of land

On December 22, 2005, the Company subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of US$ 7.7 million. On March 13, 2006 the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located in Buenos Aires. The mortgage amounted to US$ 4.4 million. The agreed terms and conditions of payment were determined in four installments of US$ 1.9 million and 7.5% annual interest on the balance. The first three installments have been collected at the date of these financial statements.

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

Mendoza Plaza Shopping

On September 29, 2004, the Company’s subsidiary, APSA, entered into a purchase agreement pursuant to which APSA acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping for US$ 5.3 million. APSA paid US$ 1.77 million on December 2, 2004 and the remaining balance was paid in two equal annual installments of US$ 1.77 million each on September 29, 2005 and 2006. Through this acquisition, APSA became the holder of record of 68.8% of the capital stock of Mendoza Plaza Shopping, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Mendoza. APSA also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

(i) Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to APSA two defaulted credit agreements amounting to US$ 18 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the credit facilities to APSA in exchange for US$ 8.5 million (Ps. 24.8 million).

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

f.	Significant acquisition, dispositions and development of businesses (continued)

(iii) APSA also entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to APSA (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3.0 million. The put option can be exercised until the last business day of October 2008. As of the date of issuance of these financial statements, such option has not been excercised.

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

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions and allowances for contingencies, impairment of long-lived assets, debt restructuring, deferred income asset and asset tax credit. Future actual results could differ from those estimates and evaluations made at the date of preparation of these financial statements.

3.	Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

a.	Revenue recognition

The Company primarily derives its revenues from domestic office and shopping center leases and services operations, credit card operations, the development and sale of properties, hotel operations and other non-core activities. See Note 6 for details on the Company’s business segments.

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

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

a.	Revenue recognition (continued)

•	Leases and services from office and other buildings

Leases with tenants are accounted for as operating leases. Tenants are charged a monthly rent. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

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

For the years ended June 30, 2007, 2006 and 2005, the majority of the tenants were charged with the Percentage Rent.

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

The Company also derives revenues for parking lot fees charged to visitors. Parking revenues are recognized as services are performed.

•	Lease agent operations

The Company’s subsidiaries FIBESA S.A. and Comercializadora Los Altos S.A. (formerly Altocity.com S.A.), wholly owned APSA´s subsidiary act as leasing agents for the retail space available in certain of the Company’s shopping centers. FIBESA’s and Comercializadora Los Altos S.A. revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Credit card operations

The Company, through its indirect subsidiary through APSA, Tarshop S.A. (“Tarshop”), derives revenues from credit card transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis and (iv) interest income generated by financing by financing and lending activitities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

a.	Revenue recognition (continued)

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

b.	Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalent consist of time deposits with original maturities of less than three months at date of purchase and mutual funds. Mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice.

c.	Investments

(i)	Current

Current investments primarily include mutual funds, time deposits and mortgage and government bonds. Time deposits are valued at cost plus accrued interest at year-end. Mutual funds and mortgage and government bonds are carried at market value at year-end.

Unrealized gains and losses on these investments are included within “Financial results, net” in the accompanying consolidated statements of income.

Current investments also include the current portion of the retained interests in transferred receivables pursuant to the securitization programs of Tarshop (See Note 16) and the retained interest in transferred mortgage receivables (See Note 15).

(ii)	Non-current

a)	Equity investments

The Company has an 11.76% investment in Banco Hipotecario S.A. (“BHSA”). This investment is accounted for under the equity method due to the significant influence of the Company on the decisions of BHSA and to the intention of holding the investment permanently. In accordance with regulations of the Banco Central de la República Argentina (“BCRA”) and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA. The Company also has a 5.10% investment in Banco de Crédito y Securitización S.A. (“BACSA”).

The financial statements of BHSA and BACSA are prepared in accordance with BCRA standards. For the purpose of valuation of the investment in the Company adjustments necessary to adequate the financial statements to Argentine GAAP have been considered.

The Company’s purchase of Empalme, Palermo Invest and certain other businesses have been accounted for following the guidance in Technical Resolution No. 18, “Specific Considerations for the Preparation of Financial Statements” as explained in Note 2.f. The purchase price was allocated based on the fair value of each component. However, since the sum of the individual fair values of the identifiable tangible and intangible assets exceeded the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases and tenant relationships, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line method over the remaining weighted average useful life at the main tangible assets acquires Accordingly, pursuant to Argentine GAAP, the amount of negative goodwill was fully allocated to reduce the value of intangible assets acquired to zero and the remaining unallocated amount is amortized.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

c.	Investments (continued)

b)	Retained interests in securitization programs

Non-current investments also include the retained interests in transferred receivables pursuant to the securitization programs of APSA’s subsidiary, Tarshop (see Note 16).

Also include the Company’s retained interests in securitized mortgage receivables pursuant to the securitization programs entered into by the Company (see Note 15).

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

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

During year ended June 30, 2002 and due to Argentina’s crisis, the Company had recognized significant impairment losses in connection with certain parcels of undeveloped land (identified as Santa Maria del Plata, Torres Jardín IV, Caballito Project, Alcorta Plaza, Coto air space and Neuquén). In addition, during the years ended June 30, 2003 and 2007, the Company also recognized additional impairment losses totaling Ps. 9,628 and Ps. 20, respectively, in connection with other parcels of undeveloped land (mainly Padilla 902, Pilar, Constitución 1111, Benavidez and Rosario Project and Torres Jardín IV ). As a result of an increase in their respective fair market values, during the years ended June 30, 2004, 2005, 2006 and 2007, the Company partially reversed these impairment losses, recognizing gains of Ps. 15,146 (Caballito Project, Alcorta Plaza, Coto Air Space, Neuquén, Torres de Caballito, Pilar, Torres Jardín IV and Constitución 1111), Ps. 3,585 (Torres Jardín IV, Padilla 902, Neuquén, Caballito Project, Alcorta Plaza and Coto air space), Ps. 6,421 (primarily Caballito Project, Coto air space and Merlo), and Ps. 20 (primarily Conil and Padilla 902) respectively. The impairment losses and gains associated with the reversal of previously recognized impairment charges have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

d.	Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at acquisition or construction cost (adjusted for inflation as described in Note 2.c.) less allowances for impairment or estimated fair market value, whichever is lower. The Company records impairment losses for certain inventories which have market values lower than costs. Costs include land and land improvements, direct construction costs, interest on indebtedness and real estate taxes. During the year ended June 30, 2006, the Company capitalized interest costs amounting to Ps. 222, in connection with the development of “San Martin de Tours” project.

Inventories on which the Company received down payments that fix the sales price and the terms and conditions of the contract assure reasonably the closing of the transaction and realization of the gain, are valued at net realizable value. See “Gain from recognition of inventories at net realizable value” in the consolidated statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

d.	Inventories (continued)

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

In addition, inventory includes receivables representing the rights to receive certain property units. The units relating to the buildings called “Torres Caballito”, “Benavidez” and “Dique III” have been valued at acquisition or construction cost, as applicable.

During the years ended June 30, 2002 and due to Argentina’s crisis, the Company had recognized significant impairment losses and during the years ended June 30, 2003 and 2006 the Company also recognized additional impairment losses totaling Ps. 844 and Ps. 206, respectively, in connection with certain properties classified as inventories (identified as Av. Madero 1020, Rivadavia 2768, Minetti D, Torres Jardín, Sarmiento 517, parking lots in Dock 13, Constitución 1111, Terrenos de Caballito, Padilla 902 and Torres de Abasto). As a result of an increase in their fair market values, during the years ended June 30, 2004, 2005, 2006 and 2007 the Company partially reversed previously recognized impairment losses, recognizing a gain of Ps. 6 (Rivadavia 2768), Ps. 297 (primarily in connection with Torres Jardín, Minetti D and parking lots in Dock 13), Ps. 11 (primarily in connection with Minetti D and Torres Jardín), and Ps. 101 (only Torres de Abasto). The impairment losses and gains associated with the reversal of previously recognized impairment charges have been included within “Gain (loss) from operations and holdings of real estate assets, net” in the consolidated statements of income.

e.	Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by the Company.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. The Company capitalizes interest on long-term construction projects. During the year ended June 30, 2007 and 2005 APSA capitalized financial costs amounting to Ps. 7.1 million and Ps. 2.1 million, in connection with the construction of the Panamerican Mall and Shopping Alto Rosario.

During the year ended June 30, 2002 and due to Argentina’s crisis the Company had recognized significant impairment losses in connection with certain properties (identified as Libertador 498, Maipú 1300, Avda. Madero 1020, Suipacha 652, Laminar Plaza, Reconquista 823, Constitución 1111, Dique 2 M10- Edificio C-. Libertador 602, Dock 2 M10 -Building A-, Avda. Madero 942, Avda. De Mayo 595, Costeros Dique IV and Sarmiento 517, Intercontinental Plaza, Alto Palermo Park, Alto Palermo Plaza, Thames, Hotel Intercontinental, Alto Avellaneda, Alto Noa, Abasto and other properties). In addition, during the years ended June 30, 2003 and 2005, the Company also recognized impairment losses totaling Ps. 1,892 in connection with certain properties (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942, and Sarmiento 517) and Ps. 245 in connection with certain properties (identified as Lotes Abril Club de Campo), respectively. As a result of increases in their fair market values, during the years ended June 30, 2003, 2004, 2005, 2006 and 2007 the Company partially reversed the impairment losses, recognizing gains of Ps. 15,532, Ps. 47,880, Ps. 24,301, Ps. 6,390 and 2,467 (primarily Neuquén, Suipacha 654, Av. de Mayo 589, Reconquista 823, Constitución 1111, Torre Constitución 1159, and Sarmiento 517), respectively. The impairment losses and gains associated with the reversal of previously recognized impairments have been included within “Gain from operations and holdings of real estate assets, net” in the accompanying consolidated statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

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

During the year ended June 30, 2007, independent appraisals reassessed the appropriateness of the useful lives of the Company’s office buildings and other properties. As a result of the work, the Company changed the useful lives of these properties and recognized an additional depreciation of Ps. 8.6 million related to these assets.

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

•	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

g.	Negative goodwill, net

Goodwill represents the excess of cost over the fair value of net identifiable assets. Goodwill is being amortized under the straight-line method over a period not to exceed 10 years.

When the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases and tenant relationships, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

h.	Other receivables and liabilities

Certain other receivables and liabilities (value added tax, cash reserves and guarantee deposits) have been measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate that reflect the time-value of money and the estimate specific transactions risks at the time of incorporation to assets and liabilities, respectively. The remaining other receivables and liabilities have been valued at their nominal value plus interest, if any.

i.	Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interests based on the interest rate estimated at the time of the transaction. In the case, the Company has the intention and feasibility of selling financial receivables after the year-end, those receivables are valued at their net realizable value.

j.	Mortgages and leases receivable and trade accounts payable

Mortgages and leases receivable and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

k.	Related party balances and other transactions

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

l.	Income tax

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the years presented. The statutory income tax rate was 35% for all the years presented.

The Company records income taxes using the deferred tax method required by Technical Resolution No. 17 “Overall Considerations for the Preparation of Financial Statements” (“RT 17”). Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

As discussed in note 2.d the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP required (for the Company’s fiscal years ended June 30, 2006 and 2005) the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represented a departure from generally accepted accounting principles until the Company’s fiscal year ended June 30, 2006. However, such a departure did not have a significant effect on the 2006 and 2005 consolidated financial statements. As from July 1, 2006, there is no such difference between CNV regulations and Argentine GAAP, as discussed in Note 2.d.

m.	Minimum Presumed Income Tax

The company and its subsidiaries are subject to the Minimum Presumed Income Tax Law (“Impuesto a la Ganancia Mínima Presunta” or “MPIT”). The MPIT is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to Income Tax and the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over MPIT occurring within the subsequent ten years. In the opinion of that the Company will utilize

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

m.	Minimum Presumed Income Tax (continued)

such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated MPIT charge within “Other current and non-current receivables”, as appropriate, in the accompanying consolidated balance sheet. This tax credit has been recorded at its nominal value.

n.	Customer advances

Customer advances represent payments received in advance in connection with the sale and lease of properties.

o.	Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of Bouchard 710 and LLR (see Notes 13 for details). For the year ended June 30, 2006 also included the debt assumed in the purchase of a plot of land where the Company constructed “San Martin de Tours” project.

p.	Provisions for allowances and contingencies

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

q.	Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects and to launch new shopping centers.

Advertising and promotion expenses were approximately Ps. 31.7 million, Ps. 19.5 million and Ps. 12.2 million for the years ended June 30, 2007, 2006 and 2005, respectively.

Advertising and promotion expenses to market real estate projects and to launch new shopping centers are capitalized as advertising expenses and preoperating expenses, respectively, within intangible assets.

r.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute. The Company does not sponsor any employee stock ownership plans.

s.	Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

s.	Impairment of long-lived assets (continued)

Under Argentine GAAP, the impairment loss is recorded in the income statement against a liability account. This liability account is a contra account to fixed assets, which means that it is presented on the balance sheet as a direct reduction from the book value of the fixed assets to arrive at the fixed asset’s carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings.

t.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

u.	Derivative financial instruments

As part of its risk management, the Company may use financial instruments. The Company also engages in trading of certain financial instruments. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. The Company applies Technical Resolution No. 20 (“RT No. 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT No. 20 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT No. 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. For details on the Company’s derivative instruments activity, see Note 14.

v.	Monetary assets and liabilities

Monetary assets and liabilities are disclosed at their face value, adding or deducting the corresponding financial results.

w.	Earnings per share

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

x.	Deferred debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the term of the debt, applying effective interest method. Deferred financing costs are classified within short-term or long-term debts, as appropriate. Amortization of deferred financing costs is included within “Financial results, net” in the accompanying statements of income as a greater financing expense.

4.	Details of balance sheet accounts

a.	Cash and banks:

	As of June 30,
	2007		2006
Bank accounts	Ps.	213,478	Ps.	97,194
Cash on hand		4,067		4,760
Checks to be deposited		811		1,064

	Ps.	218,356	Ps.	103,018

b.	Investments:

	As of June 30,
	2007		2006
Current
Mutual funds (iv)	Ps.	600,919	Ps.	108,732
Retained interests in securitized receivables (i)		22,104		10,319
Time deposits		5,024		6,431
Mortgage bonds issued by BHSA (Note 11)		2,073		2,704
Government bonds		6,620		1,287
TDFs		—		324
Retained interest in securitized mortgage receivables (ii)		106		184
Other investments		1,505		439

	Ps.	638,351	Ps.	130,420

Non-Current
Equity investments:
BHSA	Ps.	301,672	Ps.	260,300
BACSA		5,181		4,782
E-Commerce Latina S.A. (Note 2.f.)		—		129
Retained interests in securitization programs:
Retained interests in securitized receivables (i)		55,683		37,814
TDFs		—		752
Retained interest in securitized mortgage receivables (ii)		687		2,126
Undeveloped parcels of land (iii):
Santa María del Plata		135,785		114,397
Puerto Retiro (Note 13)		54,861		46,518
Caballito (v)		36,681		36,622
Pereiraola		21,717		21,875
Torres Rosario		16,111		16,079
Air space Supermercado Coto – Agüero 616		13,143		13,143
Caballito plot of land		9,223		9,223
Canteras Natal Crespo		5,559		4,427
Pilar		3,408		3,408
Torre Jardín IV		3,010		3,030
Share’s purchase advances		1,108		—
Padilla 902		94		92
General Paz plot of land (vi)		—		59,837
Dique IV		—		6,704
Others		9,310		5,319
Others		40		1,404

	Ps.	673,273	Ps.	647,981

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

b.	Investments (continued):

(i)	As part of its credit card securitization programs, Tarshop transfers credit card receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 16 for details).
(ii)	Represents retained interests in the Company’s securitization program described in Note 15.
(iii)	Shown net of allowances for impairment losses mentioned in Note 3.c.
(iv)	As of June 30, 2007 includes: Ps. 96,687 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 3,085 corresponding to NCH Development Partner fund, Ps. 1,749 corresponding to Goal Capital Plus - Class B - Banco Itau fund, Ps. 3,056 corresponding to Premier Renta Plus - Banco Superville fund, Ps. 6,280 corresponding to Delta Ahorro Pesos - Raymond James Argentina fund, Ps. 1,813 corresponding to Fima Ahorro - Banco Galicia fund, Ps. 2,603 corresponding to 1784 Ahorro Pesos - Class A - Standard Bank fund, Ps. 503 corresponding to Gainvest fund not considered as cash for the purpose of the statement of cash flows, and as of June 30, 2006: Ps. 3.174 corresponding to NCH Development Partner fund, Ps. 49,976 corresponding to common investment fund “Dolphin Fund PLC” and Ps. 1,091 corresponding to Gainvest funds not considered as cash for the purpose of the statement of cash flows.
(v)	Encumbered in relation with a tax claim from the Federal Administration of Public Revenues (“AFIP”)
(vi)	Transferred to fixed assets

c.	Mortgages and leases receivable, net:

	As of June 30,
	2007		2006
Current
Credit card receivables	Ps.	86,333	Ps.	58,316
Leases and services receivables		51,079		24,119
Checks to be deposited		31,626		26,155
Debtors under legal proceedings (i)		24,905		25,202
Pass-through expenses receivables (ii)		15,342		10,014
Hotel receivables		7,910		5,595
Receivables from the sale of properties (iv)		6,735		8,313
Related parties (Note 11)		910		295
Mortgage receivables (iii)		859		945
Less:
Allowance for doubtful accounts (Note 29.c.)		(56,076)		(44,043)

	Ps.	169,623	Ps.	114,911

Non-Current
Credit card receivables	Ps.	43,509	Ps.	21,076
Mortgage receivables (iii)		888		1,088
Receivables from the sale of properties		—		12,213
Less:
Allowance for doubtful accounts (Note 29.c.)		(1,955)		(1,333)

	Ps.	42,442	Ps.	33,044

(i)	Comprised of Ps. 1.3 million and Ps. 2.0 million related to mortgage receivables and Ps. 23.6 million and Ps. 23.3 million related to leases receivables, as of June 30, 2007 and 2006, respectively.
(ii)	Represents receivables for common area maintenance and other operating expenses passed through to tenants of shopping centers.
(iii)	Mortgage receivables consist of fixed-rate mortgage receivables from several borrowers. At June 30, 2007, the amount due from the largest individual borrower was Ps. 478 at a contractual interest rate of 10%.
(iv)	Mainly relates to one pending installment of US$ 1.9 million accruing interest at a rate of 7.5% per annum from the sale of Alcorta Plaza land.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

d.	Other receivables and prepaid expenses:

	As of June 30,
	2007		2006
Current
Related parties (Note 11)	Ps.	38,904	Ps.	6,542
Prepaid expenses and services		20,028		7,322
Value Added Tax (“VAT”)		17,640		5,344
MPIT		16,595		7,321
Loans Granted		4,290		—
Miscellaneous debtors		3,303		8,164
Receivable from trust guarantee fund (v) and (Note 16)		2,926		1,100
Gross revenue tax prepayment		1,242		790
Guarantee deposits (i)		1,208		10,252
Income tax prepayment		978		1,638
Guarantee of defaulted credits (Note 23)		785		280
Tax on personal assets to be recovered		287		836
Future contracts receivable		129		—
Down payments for acquisitions (ii)		—		2,064
Debtors under legal proceedings		—		470
Others		5,770		36

	Ps.	114,085	Ps.	52,159

Non-Current
Deferred income tax (Note 17)	Ps.	25,402	Ps.	47,936
MPIT		21,250		26,000
Receivable from trust guarantee fund (v) and (Note 16)		18,976		5,586
VAT		10,637		1,186
Guarantee of defaulted credits (Note 23)		3,096		3,655
Mortgage receivable (iv)		2,208		2,208
Allowance for doubtful mortgage receivable (iv) and (Note 29 c.)		(2,208)		(2,208)
Gross revenue tax prepayment.		1,153		883
Guarantee deposits		606		434
Related parties (Note 11)		84		51
Credit default swap agreements (iii)				12,234
Others		781		669
Less:
Present value – other receivables		(783)		(752)

	Ps.	81,202	Ps.	97,882

(i)	As of June 30, 2006 the balance relates to a guarantee deposit held by Deutsche Bank in favor of the owner of an undeveloped land, Argentimo S.A. amounting to US$ 3 million. The deposit was part of an agreement between APSA, Argentimo S.A. and a developer, Constructora San José S.A., pursuant to which the Company acquired a parcel of land to build a commercial center and a dwelling and/or office buildings. The guarantee deposit was released on December 26, 2006 (See Note 2.f.). At June 30, 2007 the balance is mainly comprised of restricted cash of Ps. 0.3 million related to deposits required as collateral for certain labor lawsuits of the Company and Ps. 0.9 million related to attached funds in connection with Llao Llao Litigation (See Note 21 for details).
(ii)	Represents advances paid for the acquisition of Rummaala (see Note 2.f.).
(iii)	As of June 30, 2006, represents a guarantee deposit payment of US$ 4 million under a credit default swap agreement (the “Agreement”). (See Note 2.f. for details).
(iv)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company recognized an allowance for the entire balance based on the opinion of its legal counsel.
(v)	The accounts receivable financial trusts as credit protection for investors include the contingency funds of financial trust that as of June 30, 2007 amounted to Ps. 11.9 million. They are restricted availability credits until settlement in accordance with the respective prospectuses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

e.	Inventories:

	As of June 30,
	2007		2006
Current
Plot 1 c) Dique III (ii)	Ps.	13,068	Ps.	15,587
Torres de Rosario (vii)		6,338		7,325
San Martín de Tours		3,929		14,211
Abril / Baldovinos		2,646		5,670
Benavidez (iv)		2,722		2,329
Dock 13 Puerto Madero		1,595		1,605
“Edificios Cruceros” (iii)		487		3,629
Plot 1 d) Dique III (i)		—		25,549
Down payment (v)		—		1,773
Other inventories		4,590		3,602

	Ps.	35,375	Ps.	81,280

Non-Current
Rummaala plot of land (Vicente Lopez) (v)	Ps.	115,623	Ps.	—
Plot 1 e) Dique III (ii)		41,808		41,808
Plot 1 c) Dique III (ii)		26,799		7,274
Caballito (vi)		22,663		22,663
Benavidez (iv)		7,273		6,213
Abril / Baldovinos		6,662		2,872

	Ps.	220,828	Ps.	80,830

(i)	On May 18, 2005, the Company entered into a preliminary agreement with an unrelated party, DYPSA Desarrollos y Proyectos S.A. (“DYPSA”) pursuant to which the Company would sell to DYPSA an undeveloped plot of land of Dique III (identified as plot 1d) for a total purchase price of US$ 8,500. The Company received US$ 2,150 as down payment and the remaining balance of US$ 6,350 was to be received at the time of signing the deed and effective transfer of property which was originally scheduled for November 2005. The inventory was valued at net realizable value (Ps. 23.9 million) as of June 30, 2005 and a gain of Ps. 15 million recognized accordingly. After several postponements, in January 2006 DYPSA paid an additional US$ 1,000 out of the remaining balance. The transfer of property and signing of deed and property documents was executed with Alvear Palace Hotel S.A. and Desarrollos Premium Plus S.A. on July 17, 2006, at which time the Company received the outstanding balance of US$ 5,350.
(ii)	On September 7, 2004, the Company entered into a barter and option agreement with DYPSA pursuant to which the Company (i) exchanged an undeveloped parcel of land of Dique III (identified as plot 1c) of its property for the future delivery of housing units, parking lots and storage spaces representing an aggregate 28.5% of the housing area of a 37-storey building to be constructed by DYPSA on plot 1c within a maximum period of 36 months and (ii) granted an option to DYPSA to acquire an undeveloped plot of land of Dique III (identified as plot 1e) of its property within a maximum term of 548 days as from the signing date of the deed on plot 1c and subject to the completion of certain work-in-progress in the 37-storey building. As a result, the Company signed the deed of conveyance of plot 1c and the option for plot 1e in November 2004. The parties valued the transactions at a price of US$ 8,030 and US$ 10,800 for plots 1c and 1e, respectively. As guarantee for the first transaction, DYPSA set up a first degree mortgage on plot 1c in favor of the Company for the total value of the respective transaction. In May 2006, DYPSA accepted the option to acquire plot 1e on an exchange basis and both parties increased the value of the transaction to US$ 13,530. As consideration for plot 1e, DYPSA will deliver housing units, individual storage spaces and parking lots representing an aggregate 31.5% of the housing area of a 40-storey building to be constructed by DYPSA on plot 1e within a maximum period of 36 months. As guarantee for this transaction, DYPSA set up a first degree mortgage on plot 1e in favor of the Company for the original value of the respective transaction. On March 29, 2007, DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1 c).
(iii)	During the year ended June 30, 2004, the Company sold a parcel of land in exchange for 40 housing units of the building to be constructed in the acquired land. The housing units to be received were originally valued at the price established in the contract amounting to Ps. 5.8 million and as a result the Company recognized a loss of Ps. 0.8 million.
(iv)	On May 21, 2004, the Company sold to Desarrolladora El Encuentro S.A. (DEESA) an undeveloped parcel of land located in Benavidez, Province of Buenos Aires, in exchange for US$ 980 in cash and 110 residential

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

e.	Inventories (continued)

plots to be subdivided by DEESA in the acquired land which were valued at US$ 3,000. As a guarantee of the obligations assumed for this transaction, DEESA set up a first mortgage on the acquired land in favor of the Company amounting to US$ 3,000 and made a guarantee payment of US$ 500 to the Company. This balance does not accrue interest and will be returned as work progresses (50% at the time of certification of 50% of progress and the remaining upon certification of 90% of work progress). On December 26, 2006 the Company reimbursed US$ 250 of the guarantee deposit to DEESA.

(v)	See Note 2.f.

(vi)	On May 4, 2006, the Company entered into a barter agreement with an unrelated party, Koad S.A. (Koad) pursuant to which the Company exchanged an undeveloped parcel of land of its property for the future delivery of units of property in a building complex to be constructed by Koad on the land. Both parties valued the transaction in US$ 7,500. As consideration for the transaction, Koad made a down payment of US$ 50 and will settle the remaining balance through the delivery of 118 apartments and 55 parking units within a maximum period of 1,188 days. However, the final number of units to be received is subject to certain adjustments, depending on completion of milestone dates contemplated in the agreement. Koad encumbered the yet-to-be constructed building with a first-degree mortgage in favor of the Company in the amount of US$ 7,450 and two insurance policies aggregating US$ 2,500.

(vii)	Valued at net realizable value.

f.	Trade accounts payable:

	As of June 30,
	2007		2006
Current
Suppliers (i)	Ps.	159,152	Ps.	96,407
Accruals		34,094		26,300
Related parties (Note 11)		1,149		2,904
Foreign suppliers		1,010		1,024
Other		465		734

	Ps.	195,870	Ps.	127,369

Non-Current
Debt for the purchase of plot of land (see Note 4 e.(v))	Ps.	40,806	Ps.	—
Suppliers		95		—
Related parties (Note 11)		41		150
Foreign suppliers		—		1,010
Accruals		—		36

	Ps.	40,942	Ps.	1,196

(i) Includes accounts payable to merchants for credit card operations. g. Customer advances:
	As of June 30,
	2007		2006
Current
Admission rights	Ps.	30,563	Ps.	23,659
Lease advances (i)		28,839		12,302
Customers advances		26,898		26,520
Down payment received for the sale of Rosario plot of land (ii)		2,510		2,366

	Ps.	88,810	Ps.	64,847

Non-Current
Admission rights (Note 3.a.)	Ps.	35,531	Ps.	29,803
Lease advances (i)		28,377		11,679

	Ps.	63,908	Ps.	41,482

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

g.	Customer advances (continued):

(i)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 3.7 million as of June 30, 2007 respectively, and Ps. 1.2 million and Ps. 5.0 million as of June 30, 2006, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2007 the six-month LIBOR was 5.39%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the spaces it rents. As mentioned in Note 26, as of June 30, 2007 includes Ps. 16.3 million related to advances received from NAI International II, Inc. for the acquisition of a movie theater complex and a portion of parking facilities in the Cordoba Shopping.

(ii)	As of both June 30, 2007 and 2006 represents a payment received from Villa Hermosa S.A. in connection with a preliminary sale contract for a plot of land that is currently an integral part of the property located in Rosario (Torres de Rosario), on which the Company plans to build a residential building. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A. The preliminary purchase contract referred to above was subscribed on December 9, 2005.

h.	Salaries and social security payable:

	As of June 30,
	2007		2006
Provision for vacation and bonuses	Ps.	20,257	Ps.	10,632
Salaries and social security payable		6,385		3,852
Other		199		339

	Ps.	26,841	Ps.	14,823

i. Short-term and long-term debt:
	As of June 30,
	2007		2006
Short-term debt
IRSA Non-Convertible and Convertible Notes (i)	Ps.	75,076	Ps.	882
Deferred debt issuance costs (i)		(910)		—
APSA Non-Convertible and Convertible Notes (ii)		8,539		2,161
Deferred debt issuance costs (ii)		(1,016)		—
Collateralized Notes (iii)		23,785		18,067
Uncollateralized Loan Agreement (iii)		26,763		11,116
Seller financings (v)		22,357		12,934
HASA collateralized loan (Note 23)		1,228		783
Bank overdrafts including accrued interests		40,833		52,208
APSA Syndicated Loan (iv)		—		25,582

	Ps.	196,655	Ps.	123,733

Long-term debt
IRSA Non-Convertible and Convertible Notes (i)	Ps.	463,950	Ps.	86,120
Deferred debt issuance costs (i)		(7,580)		—
APSA Non-Convertible and Convertible Notes (ii)		573,090		47,812
Deferred debt issuance costs (ii)		(4,823)		—
Seller financing (v)		76,841		—
Collateralized Notes (iii)		57,191		79,265
Uncollateralized Loan Agreement (iii)		35,164		48,749
HASA collateralized loan (Note 23)		17,900		18,516
Uncollateralized loans (vi)		6,133		98

	Ps.	1,217,866	Ps.	280,560

(i) See Note 10 for details of the issuance of IRSA Notes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued):

(ii)	In May 2007, APSA issued an aggregate amount of US$ 170.0 million of non-convertible notes (the APSA Non-Convertible Notes) under the Global Program for up to US$ 200 million authorized by the CNV on April 19, 2007. The APSA Non-Convertible Notes were issued at par in two series. Out of the total amount, US$ 120.0 million were issued as Series I of APSA Non-Convertible Notes due May 11, 2017 and Ps. 154.0 million (equivalent to US$ 50.0 million) were issued as Series II of APSA Non-Convertible Notes due June 11, 2012. Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I of APSA Non-Convertible Notes pay interest in cash semi-annually in arrears on May 11 and November 11 of each year, beginning on November 11, 2007. Series II of APSA Non-Convertible Notes pay interest in cash semi-annually in arrears on June 11 and December 11 of each year, beginning on December 11, 2007. Principal on the Series I APSA Non-Convertible Notes is fully paid at maturity while principal on the Series II APSA Non-Convertible Notes is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009.

On August 20, 2002, the Company’s subsidiary, APSA, issued an aggregate amount of US$ 50 million of uncollateralized convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The issuance was approved by the meeting of shareholders on December 4, 2001 and subsequently by the CNV on March 15, 2002. The issuance was authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. Proceeds from the issuance were used to repay certain short-term debt aggregating Ps. 27.3 million and the redemption of previously issued APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10% payable semi-annually, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly, the old instrument was not derecognized. The outstanding balance was reclassified as non-current in these consolidated financial statements. The outstanding balance of the APSA Convertible Notes as of June 30, 2007 amounts to US$ 47.2 million, of which US$ 31.7 million is held by the Company. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations.

(iii)	In November 2002 the Company completed the refinancing of the financial debts for US$ 117 million. The restructuring comprised a cash settlement –of US$ 13.6 million and new debt instruments in exchange for the balance. As a result, the Company issued US$ 37.4 million Collateralized Notes, a US$ 51 million Uncollateralized Loan Agreement and US$ 15 million of IRSA Convertible Notes.

The Company issued US$ 37.4 million Collateralized Notes which are due on November 20, 2009 (the “Collateralized Notes”). The Collateralized Notes bear interest at 3-month LIBOR plus 200 basis points. Interest is payable quarterly, having commenced in February 2003. Under Argentine GAAP, the new debt instrument was discounted using an 8% interest rate. The terms of the Collateralized Notes require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments. In addition, the Company has mortgaged certain real estate properties (See Note 13 for details). The outstanding balance of the Collateralized Notes amounts to US$ 21.7 million (equivalent to US$ 26.1 million discounted at an interest rate of 8%). The Uncollateralized Loan Agreement due November 20, 2009 payable in 20 quarterly equal installments having commencing in February 2005. The Uncollateralized Loan Agreement accrues interest at differentiated rates as follows: US$ 35 million of principal amount accrues interest at 3-month LIBOR plus 200 basis points while the remaining US$ 16 million of principal amount accrues interest at a fixed rate that is progressively increased. Interest is payable quarterly having commenced in February 2003. The Uncollateralized Loan Agreement contains similar restrictions and

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued)

covenants as the Collateralized Notes. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled ten installments amounting to US$ 6.9 million. As of June 30, 2007, the outstanding balance of the Uncollateralized Loan Agreement amounts to US$ 13.4 million (equivalent to US$ 16.1 million discounted at the interest rate of 8%).

(iv)	On April 5, 2005 Banco Rio de la Plata S.A. and Bank Boston N.A. granted the Company a syndicated loan in a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning on October 5, 2005. The syndicated loan accrued interest at a 7.875% fixed rate during the first year and accrues interest at a variable rate (Encuesta) plus 3% during the second year payable quarterly as from July 2005. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. Proceeds from this loan were used to repay the balance of the Notes at their maturity for Ps. 48.4 million originally issued for an amount Ps. 85 million. On April 9, 2007 the total amount of the debt was cancelled.

(v)	The balance as of June 30, 2007 mainly includes: (a) Ps. 18.6 million of the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrues 6% nominal annual interest, payable in 3 installments of US$ 2.0 million each, due on December 22, 2007; June 19, 2008 and December 16, 2008. On June 25, the first installment was paid; (b) US$ 9.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest (See note 2.f.) and (c) US$ 16.9 million related to the purchase of parcels of land in Vicente Lopez (See note 4.e.(v)).

(vi)	Mainly includes the banking and financial loans accounts include a loan from Banco de la Ciudad de Buenos Aires to Tarshop S.A. for Ps. 5.0 million, which is secured by Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XII, XIV, XVI and XVIII. Additionally, Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XXI, XXIII, XXV and XXVI for Ps. 11.7 million were granted as a pledge to the Standard Bank (formerly Bank Boston N.A.) as guarantee.

j.	Taxes payable:

	As of June 30,
	2007		2006
Current
Income tax provision, net	Ps.	38,743	Ps.	15,347
VAT payable		9,912		5,676
Gross revenue tax		4,226		3,217
Income tax withholdings		5,520		1,045
Provision for tax on shareholders’ personal assets		3,163		3,150
MPIT		1,661		4,061
VAT withholdings		178		555
Other		1,309		877

	Ps.	64,712	Ps.	33,928

Non-Current
Deferred income tax (Note 17)	Ps.	27,300	Ps.	12,045
Gross revenue tax		2,256		2,881

	Ps.	29,556	Ps.	14,926

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

k.	Other liabilities:

	As of June 30,
	2007		2006
Current
Related parties (Note 11)	Ps.	25,682	Ps.	3,906
Accrual for directors fees, net of advances paid (Note 11) (iii)		13,089		13,478
Provision for contingencies (Note 29.c.) (i)		7,595		8,755
Provision for donations committed (Note 11)		4,363		2,500
Guarantee deposits		4,029		3,658
Contributed leasehold improvements (ii)		526		526
Others		6,372		3,298

	Ps.	61,656	Ps.	36,121

Non-Current
Provision for contingencies (Note 29.c.) (i)	Ps.	12,732	Ps.	10,942
Related parties (Note 11)		11,070		7,801
Contributed leasehold improvements (ii)		10,421		10,947
Guarantee deposits		2,859		2,475
Other		1,918		112
Less:
Present value – other liabilities		(136)		(25)

	Ps.	38,864	Ps.	32,252

(i)     This reserve relates to labor, tax and other miscellaneous matters. This balance also includes reserves the claims related to Shopping Neuquén further discussed in Note 20 and the Llao Llao litigation further discussed in Note 21. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management’s attention.

(ii)    Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. Leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Leasehold improvements are amortized to income over the term of the leases. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2007 and 2006.

(iii)  Net of advances for Ps. 1,375 and Ps. 325 for the years ended June 30, 2007 and 2006.

l.       Mortgage payables

	As of June 30,
	2007		2006
Current
Mortgage payable Bouchard 710 (Note 13) (i)	Ps.	14,755	Ps.	14,809
Mortgage payable San Martín de Tours (Note 13)		—		3,598
Mortgage payable Llao Llao (Note 13)		2,783		—

	Ps.	17,538	Ps.	18,407

Non-Current
Mortgage payable Llao Llao (Note 13)	Ps.	4,557	Ps.	—
Mortgage payable Bouchard 710 (Note 13) (i)		—		14,722

	Ps.	4,557	Ps.	14,722

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

l.	Mortgage payables (continued)

(i)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 422. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, monthly and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of June 30, 2007 the company has cancelled twenty three principal installments for an amount of US$ 8,854, being the balance of principal US$ 4,771.

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2007, the Company had 464,969,156 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2005, 2006 and 2007:

	Common Stock						Approved by
	Shares issued		Par value		Additional paid-in- capital		Body	Date	Date of registration
Balances as of June 30, 2004	Ps.	248,802,993	Ps.	248,803	Ps.	595,505

Conversion of debt into common shares (Note 10.a)		52,448,952		52,449		31,001	Board of	September 30, December 30, 2004;	February 13,
Exercise of warrants (Note 10.a)		56,014,503		56,015		49,665	Directors Meeting	March 31, June 30, 2005	2006

Balances as of June 30, 2005	Ps.	357,266,448	Ps.	357,267	Ps.	676,171

Conversion of debt into common shares (Note 10.a)		55,961,675		55,961		37,360
Exercise of warrants (Note 10.a)		22,220,387		22,220		21,423	Board of Directors	January 17, February 3, February 20,	February 13, December 5, November 29,
Appropriation of accumulated deficit approved by shareholders meeting held 11/29/05						(75,043)	Meeting	March 30, April 17, September 29, 2006	2006 February 2, 2007

Balances as of June 30, 2006	Ps.	435,448,510	Ps.	435,448	Ps.	659,911

Conversion of debt into common shares (Note 10.a)		16,640,658		16,641		11,252	Board of	September, 29, 2006, January 11, April 11, June 29 2007	November 29, 2006, February 28, June 26, 2007. 11,412 shares are pending registration.
Exercise of warrants (Note 10.a)		12,879,988		12,880		13,078	Directors Meeting

Balances as of June 30, 2007	Ps.	464,969,156	Ps.	464,969	Ps.	684,241

b.	Inflation adjustment of common stock

As mentioned in Note 2.c. the Company’s consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements through February 28, 2003. The inflation adjustments related to common stock and treasury stock were appropriated to inflation adjustment reserves that form part of shareholders’ equity. According to CNV Rules, the

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

5.	Shareholders’ equity (continued)

b.	Inflation adjustment of common stock (continued)

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

By virtue of the Company’s Uncollateralized Loan Agreement for US$ 51 million and Collateralized Notes to become mature in November 2009, there are certain restrictions as regards payment of dividend and distributions or re-purchase of debt or shares (“Restricted Payments”). Restricted Payment will be done if the conditions that follow are complied with: (i) that at the time of becoming effective and as a consequence of same it did not happen nor it happen an assumption of non-compliance, and (ii) that during the previous calculation period it does not happen a violation of the financial commitments assumed by virtue of the above-mentioned contracts.

d.	Reserve for new developments

Pursuant to a resolution of the Inspección General de Justicia, companies should indicate the intended use of the accumulated retained earnings balance of the period. Accordingly, a special reserve labeled as “Reserve for New Developments” is created. The accumulated retained earnings balance is transferred to this equity account. This reclassification has no impact on the total shareholders equity of the Company.

6.	Segment information

The Company is required to disclose segment information in accordance with RT 18. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of Properties, Office and Other Non-Shopping Center Rental Properties, Shopping Centers, Credit Card Operations, Hotel Operations and Financial Operations and Others.

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

This segment includes the operating result from operations with credit cards, which include commissions, financing income, charges to users by life and incapacity insurance and accounts’ summaries, among others.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

•	Hotel Operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial Operations and Others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the gains or losses on in equity investees of the Company relating to the banking activity.

Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 3.

As of and for the year ended June 30, 2007:

	Development and sale of properties		Office and other non- shopping center rental properties (a)		Shopping centers		Credit card operations		Hotel operations		Financial operations and others		Total
Revenues	Ps.	75,751	Ps.	55,683	Ps.	270,266	Ps.	212,965	Ps.	122,681	Ps.	1,410	Ps.	738,756
Costs		(57,823)		(16,699)		(91,112)		(76,251)		(68,960)		(802)		(311,647)

Gross profit P		17,928		38,984		179,154		136,714		53,721		608		427,109
Gain from valuation of inventories at net realizable value		20,737		—		—		—		—		—		20,737
Selling expenses		(12,846)		(4,376)		(22,346)		(61,966)		(12,175)		—		(113,709)
Administrative expenses		(19,624)		(16,827)		(32,717)		(45,366)		(26,893)		—		(141,427)
Net income from retained interest in securitized receivables		—		—		—		3,254		—		—		3,254
(Loss) Gain from operations and holdings of real estate assets, net		(18)		1,845		741		—		—		—		2,568

Operating income		6,177		19,626		124,832		32,636		14,653		608		198,532
Amortization of goodwill		286		1,044		(2,802)		—		—		—		(1,472)
(Loss) Gain on equity investees		(491)		—		(818)		—		(412)		41,747		40,026
Financial results, net		(7,088)		(6,256)		(28,190)		825		(5,268)		50,076		4,099
Other (expenses) income, net		—		—		(6,382)		3,034		160		(10,912)		(14,100)

(Loss) Income before taxes and minority interest		(1,116)		14,414		86,640		36,495		9,133		81,519		227,085
Income tax and MPIT		(11,786)		(1,987)		(40,798)		(15,455)		(3,102)		(14,411)		(87,539)
Minority interest		(4)		(326)		(22,000)		(8,719)		(1,400)		—		(32,449)

Net (loss) income		(12,906)		12,101		23,842		12,321		4,631		67,108		107,097
Acquisitions of fixed assets and intangible assets		2,895		263,104		157,857		—		57,115		—		480,971
Depreciation and amortization (b)		39		16,256		67,046		1,297		12,358		—		96,996
Non-current investments in affiliated companies		—		—		—		—		—		306,853		306,853
Operating assets		508,742		675,321		1,336,166		139,657		202,113		—		2,861,999
Non-operating assets		30,516		24,662		39,073		18,771		6,318		1,163,560		1,282,900

Total assets	Ps.	539,258	Ps.	699,983	Ps.	1,375,239	Ps.	158,428	Ps.	208,431	Ps.	1,163,560	Ps.	4,144,899

Operating liabilities		31,472		83,073		199,616		165,713		23,304		—		503,178
Non-operating liabilities		278,615		247,763		734,370		44,722		153,117		86,010		1,544,597

Total liabilities	Ps.	310,087	Ps.	330,836	Ps.	933,986	Ps.	210,435	Ps.	176,421	Ps.	86,010	Ps.	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2006:

	Development and sale of properties		Office and other non- shopping center rental properties (a)		Shopping centers		Credit card operations		Hotel operations		Financial operations and others		Total
Revenues	Ps.	103,966	Ps.	30,565	Ps.	215,003	Ps.	122,969	Ps.	103,763	Ps.	1,414	Ps.	577,680
Costs		(54,200)		(8,987)		(77,382)		(43,933)		(57,971)		(1,358)		(243,831)

Gross profit		49,766		21,578		137,621		79,036		45,792		56		333,849
Gain from valuation of inventories at net realizable value		9,063		—		—		—		—		—		9,063
Selling expenses		(1,797)		(1,020)		(15,700)		(30,900)		(10,688)		—		(60,105)
Administrative expenses		(12,807)		(11,315)		(25,837)		(25,925)		(20,998)		—		(96,882)
Net income from retained interest in securitized receivables		—		—		—		2,625		—		—		2,625
Gain from operations and holdings of real estate assets, net		52		2,619		9,499		—		446		—		12,616

Operating income		44,277		11,862		105,583		24,836		14,552		56		201,166
Amortization of goodwill		—		—		(856)		(224)		—		—		(1,080)
(Loss) Gain on equity investees		—		—		(1,599)		—		146		43,110		41,657
Financial results, net		(5,383)		(4,579)		(23,273)		106		(1,935)		(5,862)		(40,926)
Other expenses, net		—		—		(9,636)		(125)		(415)		(8,087)		(18,263)

Income before taxes and minority interest		38,894		7,283		70,219		24,593		12,348		29,217		182,554
Income tax and MPIT		(2,053)		(2,451)		(40,220)		(8,238)		(3,852)		(1,977)		(58,791)
Minority interest		—		(1,077)		(14,582)		(7,374)		(4,157)		—		(27,190)

Net income		36,841		3,755		15,417		8,981		4,339		27,240		96,573
Acquisitions of fixed assets and intangible assets		619		320		29,524		3,586		20,070		—		54,119
Depreciation and amortization (b)		253		7,903		62,337		815		9,671		—		80,979
Non-current investments in affiliated companies		—		—		129		—		—		265,082		265,211

Operating assets		386,740		359,725		1,139,767		74,148		145,796		—		2,106,176
Non-operating assets		49,624		46,158		18,536		10,655		13,310		495,662		633,945

Total assets	Ps.	436,364	Ps.	405,883	Ps.	1,158,303	Ps.	84,803	Ps.	159,106	Ps.	495,662	Ps.	2,740,121

Operating liabilities		15,183		52,688		129,653		97,969		21,281		—		316,774
Non-operating liabilities		81,414		72,126		243,303		13,272		59,030		18,447		487,592

Total liabilities	Ps.	96,597	Ps.	124,814	Ps.	372,956	Ps.	111,241	Ps.	80,311	Ps.	18,447	Ps.	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2005:

	Development and sale of properties		Office and non-shopping center rental properties (a)		Shopping centers		Credit card operations		Hotel operations		Financial operations and others		Total
Revenues	Ps.	32,311	Ps.	19,431	Ps.	165,529	Ps.	64,558	Ps.	87,120	Ps.	940	Ps.	369,889
Costs		(17,542)		(7,746)		(69,781)		(23,102)		(48,924)		(979)		(168,074)

Gross profit (loss)		14,769		11,685		95,748		41,456		38,196		(39)		201,815
Gain from valuation of inventories at net realizable value		17,317		—		—		—		—		—		17,317
Selling expenses		(1,961)		(922)		(10,655)		(13,496)		(9,792)		—		(36,826)
Administrative expenses		(10,080)		(9,771)		(16,548)		(14,837)		(19,434)		—		(70,670)
Net income from retained interest in securitized receivables		—		—		—		423		—		—		423
Gain from operations and holdings of real estate assets, net		521		12,228		13,093		—		2,096		—		27,938

Operating income (loss)		20,566		13,220		81,638		13,546		11,066		(39)		139,997
Amortization of goodwill		—		—		(1,421)		(242)		—		—		(1,663)
(Loss) Gain on equity investees		—		—		(1,989)		—		12,197		56,999		67,207
Financial results, net		(5,633)		(4,127)		(17,380)		96		(4,189)		19,385		(11,848)
Other (expenses) income, net		—		—		(8,371)		56		223		(5,997)		(14,089)

Income before taxes and minority interest		14,933		9,093		52,477		13,456		19,297		70,348		179,604
Income tax and MPIT		(13,089)		(1,784)		(28,751)		(4,864)		(1,179)		(3,540)		(53,207)
Minority interest		—		(2,112)		(16,317)		(899)		(3,824)		—		(23,152)

Net income		1,844		5,197		7,409		7,693		14,294		66,808		103,245
Acquisitions of fixed assets and intangible assets		—		20,370		48,458		2,463		8,025		—		79,316
Depreciation and amortization (b)		252		6,672		57,885		458		8,824		—		74,091
Non-current investments in affiliated companies		—		—		808		—		—		219,432		220,240

Operating assets		343,803		364,420		1,093,242		31,538		133,035		—		1,966,038
Non-operating assets		55,442		58,766		3,586		7,092		2,136		431,366		558,388

Total assets	Ps.	399,245	Ps.	423,186	Ps.	1,096,828	Ps.	38,630	Ps.	135,171	Ps.	431,366	Ps.	2,524,426

Operating liabilities		11,040		68,129		99,139		48,776		20,313		—		247,397
Non-operating liabilities		96,332		72,266		296,788		11,365		44,735		57,475		578,961

Total liabilities	Ps.	107,372	Ps.	140,395	Ps.	395,927	Ps.	60,141	Ps.	65,048	Ps.	57,475	Ps.	826,358

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

7.	Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2007		2006		2005
Gain from operation and holdings of real estate assets, net	Ps.	2,568	Ps.	12,616	Ps.	27,938

	Ps.	2,568	Ps.	12,616	Ps.	27,938

8.	Financial results, net:

	Year ended June 30,
	2007		2006		2005
Generated by assets:
Net unrealized gain on investments and others	Ps.	53,441	Ps.	10,782	Ps.	17,752
Interest income		22,197		12,312		4,870
Gain on derivative instruments (Note 14)		665		2,942		6,533
Interest on discounting assets		(31)		456		173
Foreign exchange (loss) gain		(4,893)		21,546		(3,519)

	Ps.	71,379	Ps.	48,038	Ps.	25,809

Generated by liabilities:
Interest expense and others (Note 29.f.)	Ps.	(66,642)	Ps.	(49,710)	Ps.	(47,232)
Foreign exchange (loss) gain		(749)		(39,274)		7,504
Interest on discounting liabilities		111		20		(134)
Discounts		—		—		2,205

		(67,280)		(88,964)		(37,657)

Financial results, net	Ps.	4,099	Ps.	(40,926)	Ps.	(11,848)

9.	Other expenses, net:

	Year ended June 30,
	2007		2006		2005
Other income:
Recovery of allowance for doubtful accounts, net	Ps.	3,127	Ps.	8	Ps.	78
Easement income (i)		—		2,428		—
Other		1,892		822		615

	Ps.	5,019	Ps.	3,258	Ps.	693

Other expenses:
Provision for contingencies	Ps.	(3,031)	Ps.	(373)	Ps.	(2,312)
Tax on shareholders’ personal assets		(7,110)		(5,848)		(6,977)
Donations		(7,390)		(2,921)		(4,203)
Recovery (loss) on fire damages (net of insurance recoveries)		1,773		(5,788)		—
Unreimbursed expenses		(298)		(1,743)		—
Unrecoverable VAT		(2,252)		(2,743)		(839)
Other		(811)		(2,105)		(451)

		(19,119)		(21,521)		(14,782)

Other expenses, net	Ps.	(14,100)	Ps.	(18,263)	Ps.	(14,089)

(i)	As of June 30, 2006, the charge relates to the termination of the easement agreement with Riocruz S.C.S. On February 2, 1999, Mendoza Plaza Shopping S.A. had entered into an easement agreement with one anchor tenant, C&A, for an aggregate purchase price of US$ 2.9 million. Easement revenue was amortized to income under the straight-line method over the term of the agreement. In September 2005, Mendoza Plaza Shopping S.A. acquired from Riocruz S.C.S. the retail space where the C&A store was located, and consequently, the easement agreement was terminated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

10.	Issuance of IRSA Notes

a)	Convertible Notes

On November 21, 2002, the Company issued US$ 100 million of 8% convertible notes due 2007 (the “IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85.0 million in cash and the settlement of certain liabilities (See Note 4.i.). In accordance with the agreement, the IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares of the Company. The agreement provides for an original conversion price of US$ 0.55713, which only can be adjusted as a result of anti-dilution provisions. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants is also adjusted as a result of anti-dilution provisions. Under Argentine GAAP no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of the IRSA Convertible Notes were mainly used to the settlement and restructuring of the debts outstanding at that date and for working capital needs.

As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price and the warrants exercise price was decreased to US$ 0.54505 and to US$ 0.65406, respectively.

During the years ended June 30, 2003, 2004, 2005, 2006 and 2007, certain holders of IRSA Convertible Notes (aggregating US$ 81.1 million) exercised their conversion rights and, as a result, the Company issued 12,531 shares, 23,734,388 shares, 52,448,952 shares, 55,961,675 shares and 16,640,658 shares of common stock, respectively. During the years ended June 30, 2004, 2005, 2006 and 2007, the Company also issued 104,171,679 shares of common stock in exchange for US$ 68.1 million in cash as a result of the exercise of warrants. As of June 30, 2007, the outstanding balance of the IRSA Convertible Notes amounted to US$ 18.9 million.

b)	Issuance of Non-Convertible Note

In February 2007, the Company issued US$ 150.0 million of non-convertible notes (the Non-Convertible Notes) due February 2017 under the Global Program for up to US$ 200 million authorized by the CNV in December 2006. The Non-Convertible Notes bear interest at a fixed rate of 8.5% per annum. The Non-Convertible Notes pay interest in cash semi-annually in arrears on February 2 and August 2 of each year, beginning on August 2, 2007. Principal on the Non-Convertible Notes is fully paid at maturity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of Transaction /caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2007		2006		2005		2007		2006
Red Alternativa S.A.	Subsidiary of ITNV, equity investee of the Company (sold in 2006)	Rental Income	Ps.	—	Ps.	—	Ps.	168	Ps.	—	Ps.	—
		Sales and Developments		—		—		30		—		—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A., an equity investee of the Company	Other receivables and prepaid expenses (current)		—		—		—		—		596
		Other liabilities (current)		—		—		—		—		(471)
		Rental income		—		—		19		—		—
		Sales and developments		—		2		30		—		—
		Trade accounts payable (current)		—		—		—		—		(1)
Alternativa Gratis S.A.	Subsidiary of ITNV, equity investee of the Company	Sales and development		—		—		38		—		—
Hoteles Sheraton de Argentina S.A.C.	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—		—		(452)		(77)
		Other liabilities (non current)		—		—		—		(232)		—
BHSA	Equity investee of the Company (i)	Other receivables and prepaid expenses (current)		—		—		—		113		—
		Investments (current)		—		—		—		2,073		2,704
		Results from holding and operations		12		49		—		—		—
		Short term debts		—		—		—		—		(2)
		Long term debts		—		—		—		—		(22)
		Other liabilities (current)		—		—		—		(56)		—
BACSA	Equity investee of the Company and subsidiary of BHSA (i)	Mortgages and leases receivables, net (current)		—		—		—		56		23
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Mortgages and leases receivables, net (current)		—		—		—		430		133
		Other receivables and prepaid expenses (current)		—		—		—		1,895		878
		Trade accounts payable (current)		—		—		—		(232)		(1,550)
		Trade accounts payable (non-current)		—		—		—		(41)		(150)
		Other liabilities (current)		—		—		—		(919)		—
		Short and long-term debts- IRSA Convertible Notes		—		—		—		(37,495)		(37,411)
		Accrued interest		(2,960)		(7,124)		9,965		—		—
		Sales and developments		2,146		607		405		—		—
		Cost of services		(390)		—		(53)		—		—
Dolphin Fund Management S.A.	Related party (iii)	Accrued interest		1,400		—		—		—
		Results from holding and operations		46,817		(32)		16,269		—		—
Dalor	Related company of a minority shareholder of Tarshop	Other Liabilities (current)		—		—		—		—		(100)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

Company	Relation	Description of Transaction /caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2007		2006		2005		2007		2006
E-Commerce Latina S.A.	Equity investee	Other receivables and prepaid expenses (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps. 25
		Investments (non-current)		—		—		—		—	129
Estudio Zang (legal advisory)	Shareholders of law firm are directors of the Company	Cost of legal services		(3,286)		(1,612)		(1,083)		—	—
		Trade accounts payable (current)		—		—		—		(303)	(179)
Grupo Sutton	Shareholder of Llao Llao Resorts S.A., subsidiary of the Company	Accrued interest		—		(244)		—		—	—
		Other liabilities (current)		—		—		—		(18,221)	(118)
		Other liabilities (non-current)		—		—		—		(10,826)	(6,875)
		Other receivables and prepaid expenses (current)		—		—		—		26,652	—
Fundación IRSA	(iv)	Donations		(2,543)		(2,597)		(4,053)		—	—
		Sales and developments		—		14		—		—	—
		Mortgages and leases receivables, net (current)		—		—		—		14	14
		Other receivables and prepaid expenses (current)		—		—		—		4	—
Bass Hotels & Resorts BV	Shareholder of Nuevas Fronteras S.A., subsidiary of the Company	Trade accounts payable (current)		—		—		—		(535)	(318)
		Sales and developments		—		2,629		2,110		—	—
Cactus S.A.	Subsidiary of Cresud S.A.	Other receivables and prepaid expenses (current)		—		—		—		5	—
Futuros y Opciones.com S.A.	Subsidiary of Cresud S.A.	Other receivables and prepaid expenses (current)		—		—		—		1	—
Managers, Directors and other staff of the Company	(ii)	Mortgages and lease receivables (Director’s Guarantee deposits)		—		—		—		101	—
		Other receivables and prepaid expenses (current) (personnel loans)		—		—		—		1,266	803
		Other receivables and prepaid expenses (non-current) (personnel loans)		—		—		—		84	51
		Trade accounts payable (current)		—		—		—		(78)	—
		Other liabilities (current)		—		—		—		(931)	—
		Expenses to be recovered		(520)		8		6		—	—
		Interest and exchange differences		(5)		(7)		—		—	—
Mendoza Plaza Shopping S.A.		Accrued interest		—		—		(80)		—	—
Falabella S.A.	Minority shareholder of Mendoza Plaza Shopping S.A., a subsidiary of the Company	Other liabilities (current)		—		—		—		(959)	(989)
		Other receivables and prepaid expenses (current)		—		—		—		268	164
		Other liabilities (non-current)		—		—		—		—	(926)
		Accrued interest		(80)		(305)		79		—	—
		Other liabilities - Dividends				—		—		—	—
Starwood	Shareholder of HASA, subsidiary of the Company	Other liabilities (current)		—		—		—		(447)	(113)
		Mortgages and leases receivables, net (current)		—		—		—		—	34
Leon Halac	Minority shareholder of Tarshop S.A., subsidiary of the Company	Other liabilities (current)		—		—		—		—	(771)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

Company	Relation	Description of Transaction / caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2007		2006		2005		2007	2006
Consultores Assets Management S.A.	(v)	Mortgages and leases receivables, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps. 193	Ps. 75
		Other receivables and prepaid expenses (current)		—		—		—	48	13
		Trade accounts payable (current)		—		—		—	—	(1)
Metronec S.A.	Metroshop S.A. shareholder	Other liabilities (current)		—		—		—	(729)	(1,242)
		Trade accounts payable (current)		—		—		—	—	(855)
Metroshop S.A.	Subsidiary of Tarshop S.A., subsidiary of APSA	Other receivables and prepaid expenses (current)		—		—		—	8,320	4,057
		Trade accounts payable (current)		—		—		—	—	—
		Other liabilities (current)		—		—		—	(2,226)	—
Museo de los Niños	Related party	Other receivables and prepaid expenses (current)		—		—		—	57	6
		Montages and leases receivables (current)		—		—		—	21	—
Parque Arauco S.A.	Shareholder of APSA	Accrued interest		(4,887)		(7,787)		(4,035)	—	—
		Short term debt (current)		—		—		—	(2,124)	(2,158)
		Long term debt (non-current)		—		—		—	(47,856)	(47,748)
Directors	Related party	Other liabilities, accrual for directors fees		—		—		—	—	—
		Administrative expenses		(14,727)		(14,859)		(11,168)	—	—
		Other liabilities (current) (Director’s fees)		—		—		—	(13,089)	(13,478)
		Short term debt (current)		—		—		—	(1)	(1)
		Long term debt (non-current)		—		—		—	(41)	(41)
		Mortgages and leases receivables, net (current)		—		—		—	72	8
		Other liabilities (current)		—		—		—	(519)	—
		Other liabilities (non-current)		—		—		—	(12)	—
ECIPSA Holding S.A.		Mortgages and leases receivables, net (current)		—		—		—	23	8
		Other liabilities (current)		—		—		—	(223)	(25)
		Other receivables (current)		—		—		—	275	—
		Trade accounts Payable (current)		—		—		—	(1)	—

(i)	The Company is a shareholder of BHSA and Banco de Crédito y Securitización S.A.
(ii)	The Company provided loans and advances to employees, the balances of which amounted to Ps. 1,386 and Ps. 854 as of June 30, 2007 and 2006, respectively. Such balances are to be repaid via scheduled payroll deductions.
(iii)	An open -ended investment fund which is related to our chairman Eduardo Elsztain.
(iv)	A not-for-profit organization whose chairman is Eduardo Elsztain.
(v)	A shareholder and director of Cresud (Shareholder of the Company) own 85% of the capital stock of Consultores Asset Management S.A. (“CAM”). Remaining 15% is owned by Cresud’s first vice chairman of Board.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2007	2006	2005	2007	2006	2005
BACSA	Equity investee of the Company and subsidiary of BHSA	Expenses recovery	48	—	—	—	—	—
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Shared services	734	257	222	173	116	86
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Expenses recovery	130	150	89	145	66	9
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Director’s fees	—	—	41	—	—	—
Fundación IRSA	(i)	Director’s fees	14	14	—	—	—	—
Consultores Assets Management S.A.	(ii)	Expenses recovery	50	34	—	—	—	—
Personnel	Employees	Interests	9	8	6	—	—	—

(i)	A not-for-profit organization whose chairman is Eduardo Elsztain.
(ii)	A shareholder and director of Cresud (Shareholder of the Company) own 85% of the capital stock of CAM. Remaining 15% is owned by Cresud’s first vice chairman of Board.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

12.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2007 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments	Ps.	461,062	Ps.	5,962	Ps.	3,721	Ps.	8,702	Ps.	55,683	Ps.	—	Ps.	158,904	Ps.	617,590	Ps.	1,311,624
Mortgages and leases receivable, net		70,613		16,750		16,920		14,306		42,442		50,894		140		—		212,065
Other receivables and prepaid expenses		40,149		55,093		6,425		7,063		52,893		2,622		2,733		28,309		195,287

	Ps.	571,824	Ps.	77,805	Ps.	27,066	Ps.	30,071	Ps.	151,018	Ps.	53,516	Ps.	161,777	Ps.	645,899	Ps.	1,718,976

Liabilities
Trade accounts payable	Ps.	178,531	Ps.	11,793	Ps.	1,743	Ps.	2,357	Ps.	135	Ps.	1,323	Ps.	123	Ps.	40,807	Ps.	236,812
Customer advances		29,385		17,671		16,252		18,367		63,908		4,945		2,190		—		152,718
Salaries and social security payable		23,443		16		3,301		—		—		—		81		—		26,841
Mortgage payables		4,588		4,685		4,782		3,483		4,557		—		—		—		22,095
Short and long term debt		75,436		92,479		10,973		17,676		1,217,866		—		91		—		1,414,521
Taxes payable		22,092		38,911		746		2,963		2,256		—		—		27,300		94,268
Other liabilities		17,612		12,566		19,506		5,044		25,716		567		6,361		13,148		100,520

	Ps.	351,087	Ps.	178,121	Ps.	57,303	Ps.	49,890	Ps.	1,314,438	Ps.	6,835	Ps.	8,846	Ps.	81,255	Ps.	2,047,775

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	461,923	Ps.	—	Ps.	128,515	Ps.	56,370	Ps.	47,913	Ps.	616,903	Ps.	1,311,624
Mortgages and leases receivable, net		2,054		372		4,365		414		163,204		41,656		212,065
Other receivables and prepaid expenses		39,433		21,955		16,829		—		57,823		59,247		195,287

	Ps.	503,410	Ps.	22,327	Ps.	149,709	Ps.	56,784	Ps.	268,940	Ps.	717,806	Ps.	1,718,976

Liabilities
Trade accounts payable	Ps.	—	Ps.	115	Ps.	1,323	Ps.	—	Ps.	194,547	Ps.	40,827	Ps.	236,812
Customer advances		—		—		1,220		3,686		87,590		60,222		152,718
Salaries and social security payable		—		—		—		—		26,841		—		26,841
Mortgage payables		17,538		4,557		—		—		—		—		22,095
Short and long term debt		146,999		1,119,540		31,936		51,210		17,720		47,116		1,414,521
Taxes payable		—		—		46		192		64,666		29,364		94,268
Other liabilities		16,414		1,483		—		15,311		45,242		22,070		100,520

	Ps.	180,951	Ps.	1,125,695	Ps.	34,525	Ps.	70,399	Ps.	436,606	Ps.	199,599	Ps.	2,047,775

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

13.	Restricted assets

In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, Puerto Retiro, whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by the Company, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. The Company is vigorously defending against this case. The management and legal advisors of the Company believe that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 54.9 million at June 30, 2007.

During fiscal year 2003, the Company acquired a parcel of land in Barrio Parque (San Martin de Tours) for US$ 310 in cash plus US$ 750 to be paid through the transfer of title of 25% of future apartments to be built on the land. The Company mortgaged the land in favor of the seller as collateral. The property was transferred in March 2007.

The Company gave a first mortgage on the property identified as “Bouchard 710” as guarantee of the amount owed for its purchase. The mortgage payable matures is in May 26, 2008. At June 30, 2007, the mortgage payable amounted to US$ 13,625.

The Company mortgaged certain real estate properties (13 functional units at Libertador 498, 71 complementary units in Laminar Plaza and 19 complementary units in Dique IV) in connection with the issuance of the Collateralized Notes. At June 30, 2007 mortgaged properties had a net book value of Ps. 81.0 million.

The Company gave a mortgage on the plot of land acquired in Bariloche. The mortgage matures is in December 14, 2009. The mortgage payable amounted to US$ 2,800 (see Note 2.f.).

The Company mortgaged the Sheraton Libertador Hotel property as guarantee for the payment of a loan obtained by Hoteles Argentinos, a subsidiary of the Company. The property had a net book value of Ps. 33.0 at June 30, 2007. For details of the debt, see Note 23.

At June 30, 2007, the Company had restricted cash amounting to Ps. 1.2 million of which Ps. 0.3 million are related to certain labor lawsuits of the Company and Ps. 0.9 are related to the Llao Llao litigation. Restricted cash is classified within other current receivables and prepaid expenses.

As security for the purchase of Rummaala’s shares, the Company has pledged total shares acquired.

As security for the purchase of the plot of land adjacent to Rummaala’s property, the Company has set up a first mortgage on a Company’s real estate in the amount of US$ 13,253 (see Note 2.f.).

Alto Palermo Group - Restricted assets

a)	Short and long-term debt include Shopping Neuquén S.A.’s liability amounting to Ps. 42, corresponding to a mortgage set up on acquired land for Ps. 3,314.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

13.	Restricted assets (continued)

b)	Short and long term debt includes a loan from Banco de la Ciudad de Buenos Aires from Tarshop S.A. (subsidiary of APSA) for Ps. 5.0 million, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII. Additionally, it has granted commercial pledge to Standard Bank (ex Bank Boston N.A.) Sucursal Buenos Aires, as guarantee, Participation Certificates of the Tarjeta Shopping Financial Trusts Series XXI, XXIII, XXV and XXVI for Ps. 11.7 million.

c)	Fixed assets include the cinema building located in the Córdoba Shopping Villa Cabrera which is levied with antichresis in rem right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI Internacional II Inc. (See Note 2.f.)

d)	In the caption name “receivable for trust guarantee fund” as credit protection for investors are included the contingency funds of the financial trusts that as of June 30, 2007 amount to Ps. 11.9 million. These are credits of restricted availability up to the time of liquidation, in accordance with the respective prospectus.

e)	As of June 30, 2007, under other current receivables, APSA has restricted funds according to the following detail:

I.	Ps. 21, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others about dismissal”

II.	Ps. 20, in relation to the case “La Meridional Cía. de Seguros against Alto Palermo S.A.” by collecting in pesos.

III.	Ps. 53, in relation to the case “Palma Claudio against Alto Palermo S.A. about dismissal”.

f)	In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in 367 Olegario Andrade Avenue, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36.7 million as of June 30, 2007 (recorded in non-current investments – Undeveloped parcels of land).

g)	As of June 30, 2007 the amount of Ps. 32.6 million is recorded for pledged shares of Empalme S.A.I.C.F.A. y G.

14.	Derivative financial instruments

Option and future contracts to purchase metals

From time to time the Company engages in derivative instrument activity for trading purposes. As of June 30, 2007 the Company has 30 contracts for the purchase of 100 ounces of “gold” due in December 2007 at an average market price of US$ 0.7. As guarantee for such contracts, the Company has deposits in the amount of US$ 81 (equivalent to Ps. 247). As of June 30, 2006, there were no outstanding future contracts or guarantees or deposits related to derivative financial instruments. As of June 30, 2005, the Company had approximately 35 future contracts to purchase silver at an average price of US$ 0.007075 per ounce with maturities through September 2005. As collateral for these contracts, the Company maintained deposits amounting to Ps. 358 as of June 30, 2005. The fair market value of these contracts amounted to Ps. (89) as of June 30, 2005. The deposit net of their fair market value was shown within other receivables and prepaid expenses in the accompanying balance sheet. During the years ended June 30, 2007, 2006 and 2005, the Company recognized gains of Ps. 665, Ps. 2,942 and 1,311 related to these contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

15.	Mortgage receivable securitization

On November 2, 2001 the Company entered into a securitization program with Banco Sudameris (“BS”). Under this program, during the year ended June 30, 2002, the Company sold an aggregate amount of US$ 26.6 million mortgage receivables to a trust in exchange for US$ 10.0 million in cash, US$ 3.3 million senior debt certificates (Class A), US$ 2.6 million subordinated debt certificates (Classes B and C) and a US$ 10.7 million equity interest (Class D). Mortgage receivables sold under this program were excluded from accounts receivable in the consolidated financial statements. The Company’s retained interest in Class A, B and C debt securities were valued at cost plus accrued interest while the retained interest in Class D securities is accounted for under the equity method. At June 30, 2007 the Company’s retained interest in Class D equity security amounted to Ps. 793. Class A, B and C debt certificates had been fully amortized at the end of the year.

16.	Tarshop credit card receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Gain or losses on CPs are reported as a component of net income in credit card trust. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the accompanying statements of income. Expenses related to the securitization of receivables are expensed as incurred.

At June 30, 2007 the Company has twenty securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 751.7 million of its customer credit card receivable balances to Trusts in exchange for Ps. 642.0 million in cash proceeds, Ps. 43.3 million variable rate interest TDFs, and Ps. 66.4 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 27.5 million 10.25% fixed-rate interest TDFs, Ps. 18.2 million 11.50% fixed-rate interest TDFs, Ps. 60.5 million 12.00% fixed-rate interest TDFs, Ps. 253.40 million 12.50% fixed-rate interest TDFs and Ps. 282.4 million 13.00% fixed-rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts has established cash reserves for losses amounting to Ps. 11.9 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

17.	Income tax and MPIT

The Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2007, 2006 and 2005 consists of the following:

	2007		2006		2005
Current income and MPIT expense	Ps.	49,751	Ps.	51,858	Ps.	45,792
Deferred income tax expense		37,788		6,933		7,415

Income and MPIT expense	Ps.	87,539	Ps.	58,791	Ps.	53,207

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2007 and 2006 are presented below:

	Balances as of beginning of year	Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Cash equivalents	Ps. —	Ps.	583	Ps.	583
Investments	(10,011)		(14,853)		(24,864)
Accounts receivable	5,747		3,894		9,641
Other receivables and prepaid expenses	(8,733)		68,296		59,563
Inventory	(7,002)		(19,847)		(26,849)
Fixed assets	(14,559)		(15,290)		(29,849)
Intangible assets	(630)		428		(202)
Short-term and long-term debt	(71)		(4,944)		(5,015)
Liabilities	10,613		(1,139)		9,474
Tax loss carryforwards (i)	90,808		(81,843)		8,965
Valuation allowance	(30,271)		26,926		(3,345)

Net deferred income tax asset (liability)	Ps.35,891	Ps.	(37,789)	Ps.	(1,898)

(i)	Includes the effect of deferred taxes of the acquisition of Empalme and the PAMSA transaction, which do not impact earnings of the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

17.	Income and MPIT (continued)

Income tax expense for the years ended June 30, 2007, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2007		2006		2005
Pretax income	Ps.	227,085	Ps.	182,554	Ps.	179,604
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		79,480		63,894		62,861
Non-deductible expenses		5,888		4,416		(1,930)
Gain on equity investees		(14,009)		(14,580)		(23,522)
Change in valuation allowance		(32,019)		(14,453)		3,005
Inflation adjustment		35,449		17,566		14,365
Others, net		12,750		1,948		(1,572)

Income and MPIT expense	Ps.	87,539	Ps.	58,791	Ps.	53,207

As of June 30, 2007, the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 14.9 million, which expire at various dates beginning 2007 and ending 2011.

18.	Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all years presented:

	Year ended June 30,
	2007		2006		2005
Numerator:
Net income available to common shareholders	Ps.	107,097	Ps.	96,573	Ps.	103,245
Plus: income impact of assumed conversions:
Interest expense on convertible debt		6,174		11,832		17,856
Foreign currency exchange loss (gain) on convertible debt		38		10,836		(5,250)

Net income available to common shareholders plus assumed conversions	Ps.	113,309	Ps.	119,241	Ps.	115,851

Denominator:
Weighted-average number of shares outstanding	Ps.	444,904	Ps.	379,506	Ps.	280,282
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		113,690		143,130		221,098

Adjusted weighted-average number of shares	Ps.	558,594	Ps.	522,636	Ps.	501,380

Basic and diluted EPS:
Basic EPS	Ps.	0.24	Ps.	0.25	Ps.	0.37
Diluted EPS	Ps.	0.20	Ps.	0.23	Ps.	0.23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

19.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2007	2006	2005
Cash and banks	218,356	103,018	98,244
Current investments	638,351	130,420	113,690

Total cash and banks and current investments as per balance sheet	856,707	233,438	211,934
Less: Items not considered cash and cash equivalents
- Mutual funds	115,776	54,241	49,638
- Retained interest in transferred credit card receivable	106	184	10,488
- Government bonds	6,620	1,287	4,563
- Retained interest in transferred mortgage receivables	22,104	10,319	558
- Mortgage bonds issued by BHSA.	2,073	2,704	3,523
- Other investments	1,505	763	575

Cash and cash equivalents as shown in the consolidated statement of cash flows	708,523	163,940	142,589

20.	Shopping Neuquén S.A.

APSA´s subsidiary, Shopping Neuquén S.A.´s sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where APSA intends to develop a commercial project including the construction of a shopping center, a hypermarket, a hotel and residential buildings. In June 2001, Shopping Neuquén requested the Neuquén Municipality the extension of original deadlines for the completion of the project and the authorization to sell to third parties certain parcels of the acquired plot. The Municipal Government of Neuquén had originally rejected the request and had declared that the purchase of the plot was void. Accordingly, in January 2003, Shopping Neuquén requested an injunction measure and submitted all pertinent documents sustaining the reasons underlying the delay of the project. Shopping Neuquén also requested permission to submit a new schedule considering the economic situation of the country after the 2002 crisis. Since this new request had also been rejected by the Municipal Government, Shopping Neuquén filed an action before the Supreme Court of Neuquén seeking to declare all municipal decrees and resolutions against the Company null and void. In December 2004, Shopping Neuquén was served notice by the Supreme Court of Neuquén of the rejection of APSA´s subsidiary action against the Municipal Government. Accordingly, Shopping Neuquén filed a petition seeking the case be brought before the National Supreme Court. This petition has not been resolved yet.

In December 2006, Shopping Neuquén signed an agreement of understanding (the “Agreement”) with the Municipality of Neuquén and the Provincial Government pursuant to which the rescheduling of the project’s deadline as well as the sale of parcels to third parties was authorized and accepted. The Municipal Government of Neuquén enacted the ordinance on January 12, 2007. The Agreement provides for the submission of a new urban project and updated environmental studies within 120 days as from the date of the Agreement. The new project and studies were submitted by Shopping Neuquén on March 28, 2007. The Agreement establishes that Shopping Neuquén should submit all construction plans within a 150-day period after approval of the project plan by the Municipal Government. On May 10, 2007, the Municipal Government requested further explanations and delivered comments and recommendations on the project’s plan. On July 17, 2007, Shopping Neuquén S.A. answered the Municipal Government´s request and is currently waiting for the Municipal Government´s decision over the feasibility of the project. When the construction plans are approved and registered with the Municipal Government, construction has to begin within a 90-day as from the registration date. The first stage of the project should comprise the construction of 21,000 square meter of the shopping center plus 10,000 square meter of the hypermarket, both to be completed within 22 months as from the commencement of construction. Should the Company default on the Agreement’s obligations, the Agreement is declared null and void regardless of any potential actions brought against the Company by the Municipal and Provincial Governments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

21.	Llao Llao Resorts

LLao Llao Holdings S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts (“LLR”), as operator of the Llao Llao Hotel was sued in 1997 by the National Parks Administration (“NPA”), a governmental entity, seeking collection of US$ 2,870 in Argentine External Debt Bonds (“EDB”) relating to the unpaid balance of the additional sales price. The Court of First Instance sustained the demand. The Company appealed the sentence but it was rejected by the Court of Appeals which demanded the Company to pay NPA an amount of US$ 3,799 including interest, penalties and attorney’s fees. In March 2004, LLH paid NPA $9,156 in cash and Argentine EDBs. In June 2004, NPA rejected the payment alleging that the amount deposited by LLH represented a partial payment and demanded that LLH made a 30-day renewable time deposit of that amount until the total debt was satisfied. The Court requested LLH to make the time deposit until the case is sentenced. Based on the Company’s legal counsel, the Company reserved Ps. 4,561 (based on the difference between the amount paid and the claimed amount). All but one of the plaintiff’s six attorneys filed a motion demanding their fees to paid in US dollars and not in Argentine pesos. The Court sustained the claim and restricted Company’s funds for an amount of Ps. 861. The Company contested vigorously and believes the demand is unjustified and onerous. However, based on the Company’s legal counsel, the Company reserved an additional Ps. 1,021 to cover for potential losses on the case for two out of the six attorneys. The Company settled the claim with other three out of the six attorneys and agreed to pay each of them US$ 68 in installments until February 2008. The sixth attorney, who had not appealed the pesification of her fees, filed a motion claiming payment for US$ 95. The Company believes this claim is unjustified based on the sentence dictating the pesification of the fees. The case is still pending resolution. Based on the opinion of the Company’s legal counsel, the Company reserved Ps. 155.

22.	Investment in Banco Hipotecario S.A.

To help prevent widespread insolvencies, the Argentine government pledged to provide offsetting compensation to banks. The general principles of the compensation scheme were to: (1) maintain the peso value of each bank’s net worth, and (2) leave the banks hedged in terms of currency. To that end, the Argentine government issued two types of bonds to banks. BHSA filed a presentation to seek compensation in the amounts of US$ 360,811 in BODEN 2012 compensation bonds and US$ 832,827 in BODEN 2012 coverage bonds. In September 2002 and October 2005, the BCRA credited US$ 344,050 and US$ 16,761 in BODEN 2012 compensation bonds, respectively, as compensation. BODEN 2012 compensation bonds are US-dollar denominated bonds that the BCRA offered to affected banks at a discounted price of Ps. 1.40 plus CER indexation to US$ 1.00, to compensate for the consequences of creating a mismatch between a bank’s dollar and peso position as a result of the pesification. In September 2005, the subscription process for BODEN 2012 coverage bonds commenced. As of June 30, 2007, the subscription amounts to US$ 773,531.

In addition, in July 2007 the Bank requested an advance of Ps. 83,012 (through Dossier 27.551/07) to purchase US$ 59,294 in “National Government Bonds in US Dollars Libor Due 2012” (“BODEN 2012”) pursuant to the provisions of Section 29, subsections f) and g) of Decree No. 905/02 of the Executive Branch and regulations.

In order to guarantee the advance to be received, the Bank submitted as collateral a) Secured Bonds (BOGAR) for a face value of Ps. 83,012 and b) Mortgage Securities granted customers of the non-financial private sectors, in Situation 1, equivalent to Ps. 26,163.

As of June 30, 2007, BHSA has an aggregate asset receivable position with the non-financial public sector amounting to Ps. 3,234,211. On the other hand, liabilities from BCRA amount to Ps. 180,590, representing advances to subscribe BODEN 2012 bonds. The net exposure to the public sector (without considering liquid assets in BCRA accounts) amounts to Ps. 3,053,621 and Ps. 3,712,157 as of June 30, 2007 and 2006, respectively. BHSA intends to use a portion of the assets receivable with the public sector towards the subscription of BODEN 2012 coverage bonds.

Effective January 1, 2006, Communiqué “A” 3911 establishes that the exposure to the public sector cannot be higher than 40% of the total assets measured as of the last day of the previous month. On July 9, 2006, Communiqué

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

22.	Investment in Banco Hipotecario S.A. (continued)

“A” 4546 established that such limit be reduced to 35% effective July 1, 2007. BHSA´s exposure to the public sector principally arises from the government’s compensation for the asymmetric pesification. BHSA´s exposure was 31% and 41% as of June 30, 2007 and 2006, respectively.

23.	Hoteles Argentinos mortgage loan

On January 5, 2001, the Extraordinary Shareholders Meeting of Hoteles Argentinos (HASA), subsidiary of the Company, entered into a long-term mortgage loan (the “Mortgage Loan”) with Bank Boston N.A. for US$ 12,000, the proceeds of which were used to refinance existing debt. The loan was payable in 19 quarterly installments of US$ 300 each and a final payment of US$ 6,300 at maturity in January 2006. Following the crisis in Argentina, HASA defaulted on the loan after January 26, 2002. In March 2004, Bank Boston N.A. notified HASA of the loan assignment in favor of Marathon Master Fund Ltd. (“MMF”). In December 2004, the Company repurchased the loan from MMF and subsequently, in March 2005, sold the loan to Credit Suisse International (CSI). In April 2006, HASA and CSI entered into an agreement to revise the terms of the Mortgage Loan (the “Revised Mortgage Loan”). Under the Revised Mortgage Loan, HASA paid US$ 2,000 as a partial payment. The remaining principal balance is payable as follows: US$ 213 on March 15, 2008; US$ 225 on September 15, 2008; US$ 239 on March 15, 2009; US$ 253 on September 15, 2009 and US$ 5,070 on March 15, 2010. Interest was payable at a fixed rate of 12.07% per annum for the period March 15, 2006 through September 15, 2006. As from September 15, 2006, interest is payable semi-annually in arrears at a rate of six-month LIBO plus 7%. As part of the restructuring of the debt, a deed was signed between the Company and HASA’s creditor, CSI, for the 80% of the value of the reorganized debt where the Company guarantees the fulfillment of HASA’s debt. As a reward for the guarantee, the Company charges an interest at 6-month LIBOR plus 450 basis points.

24.	Damages in Alto Avellaneda

On March 5, 2006, one of the shopping centers of APSA, Alto Avellaneda Shopping Mall was affected by a fire caused by an electrical failure in one of the stores. The fire produced no injuries to persons, or casualties, but caused significant damages to the property. The total area damaged by the fire represented 36 stores or 15.7% of the square meters built. The area was reopened for normal business between June and August 2006. APSA carries insurance coverage which covers fire damage. Days after June 30, 2007 part of the liquidation process related with the reconstruction work has been finished. The final indemnification amount obtained for this item amounts to Ps. 6.8 million. As of the issuance date of the financial statements, the final liquidation process is pending because of other items in the policies mentioned above, and the amount of Ps. 0.3 million has been collected as early payment.

25.	Compensation plan for executive management

During fiscal year 2007, the Company’s subsidiary APSA has developed a special compensation plan for its key managers (the “Plan”) by means of contributions to be made by the employees and by APSA.

Such Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions. Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is up to 2.5% of their monthly salary and up to 15% of their annual bonus.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

25.	Compensation plan for executive management (continued)

This Plan is intended to improve the compensation benefits of the key management employees who are encouraged to increase his/her compensation package by getting an extraordinary reward at the end of the Plan for those who have met certain conditions mentioned below.

APSA’s contribution will be 200% of the employees’ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds arising out of the Participants’ contributions are transferred to a special independent vehicle created and located in Argentina as an Investment Fund approved by the National Securities Commission (CNV). Such funds (including the rents derived thereof) are freely redeemable upon request of the participants.

Funds arising out of contributions made by APSA under the Plan are transferred to another separate and independent vehicle (e.g., a trust fund).

Participants or their assigns, as the case may by, will have access to 100% of the benefits of the Plan (that is, APSA’s contributions made on their behalf to the specially created vehicle) under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager will get the amounts arising out of APSA’s contribution only if he or she has participated in the Plan for at least 5 years.

As of June 30, 2007 APSA’s contributions amounted to Ps. 0.9 million.

26.	Financing and occupation agreement with NAI Internacional II, INC.

As discussed in Note 2.f., the Company acquired Empalme in December 2006. Prior to the Company’s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Cordoba Shopping for up to US$ 8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997, renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loans balance remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

27.	Subsequent events

Call option exercised

During August 2007, the Company exercised a call option for the acquisition of the 75% of the capital stock and votes of a company primarily dedicated to the development of a cultural and recreational property in the Palermo neighborhood in the City of Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

to the years ended June 30, 2007, 2006 and 2005

(Amounts in thousands, except share data and as otherwise indicated)

27.	Subsequent events (continued)

Said option is subject to the accomplishment of certain basic conditions as the approvement of the project by the respective authorities and the acquisition transaction by the Argentine Antitrust Authority, among others, which are pending as of the date of issuance of these financial statements.

The call option price was set in the amount of US$ 0.6 million, which was fully offset as of the date of issuance of these financial statements. Should the conditions above-mentioned timely and properly complied with, the Company will make a total investment of US$ 24.4 million to be performed not before than year 2008.

Acquisition of BankBoston Tower

On August 27, 2007, the Company acquired from an unrelated party the 50% of 31,635 square meter of leasable area office building known as “BankBoston Tower” for an aggregate purchase price of US$ 54.000. The transaction was fully paid in cash. The Company is in the process of determining the purchase price allocation.

Agreement with Cyrela Brazil Realty S.A.

On August 14, 2007, the Company signed an agreement with Cyrela Brazil Realty S.A. Emprendimentos y Participacoes (“CYRELA”) under which CYRSA S.A., which will operate under the IRSA- CYRELA brandname, will develop residential projects in Argentina.

Both the Company and CYRELA are publicly traded companies and market leaders in each of their home countries. The companies and their shareholders have built a close and lengthy commercial relationship given past developments they have jointly been involved in such as Brazil Realty S.A. and BrasilAgro, both of them in Brazil. In this new partnership they both bring together their track records and expertise to position CYRSA S.A. as a solid, reliable player in the real estate market.

CYRSA S.A. will develop real estate projects targeted to diverse market segments, comprising high construction quality and a new concept of central infrastructure and amenities that will allow its customers to enjoy a new lifestyle, based on safety, comfort and service. At this stage, CYRSA S.A. will start up its operations with an initial investment of US$ 60 million contributed by both partners on an equal basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the SEC.

As discussed in Notes 2.c, in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. The application of the CNV regulations represented a departure from Argentine GAAP. However, such departure had not had a material effect on the accompanying consolidated financial statements.

In addition, in accordance with the CNV regulations, deferred income taxes have been accounted for on an undiscounted basis. The CNV resolution represented a departure from Argentine GAAP. Such departure did not have a significant impact on these consolidated financial statements. However, as further discussed in Note 2.e. below, the CPCECABA issued revised accounting standards. One of these standards requires companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for fiscal years beginning January 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the CNV regulations.

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

Reconciliation of net income:

	Year ended June 30,
	2007		2006		2005
Net income under Argentine GAAP	Ps.	107,097	Ps.	96,573	Ps.	103,245
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 28.I.(a))		4,229		23,753		71,796
Accounting for marketable securities (Note 28.I.(b))		(49,105)		(6,262)		(15,372)
Depreciation of fixed assets (Note 28.I.(c))		541		(1,210)		417
Pre-operating and organization expenses (Note 28.I.(d))		694		1,120		(3,362)
Depreciation and amortization expense (Notes 28.I.(e) and (g))		6,477		2,715		3,290
Securitization accounting (Note 28.I.(f))		2,101		(6,739)		4,168
Present-value accounting (Note 28.I.(h))		(87)		(333)		(345)
Reversal of previously recognized impairment losses (Note 28.I.(i))		1,905		(7,431)		(23,939)
Accounting for convertible notes (Note 28.I.(j))		(2,047)		(6,758)		(8,521)
Reversal of gain recognized on troubled debt restructuring (Note 28.I.(k))		3,756		3,081		4,436
Accounting for real estate barter transactions (Note 28.I.(l))		—		(44,172)		(14,985)
Reversal of the result from valuation of inventories at net realizable value (Note 28.I.(m))		631		(3,705)		(18,087)
Reversal of capitalized exchange difference (Note 28.I.(w))		(432)		—		—
Revenue recognition – real estate (Note 28.I.(x.1))		(1,522)		—		—

Carry forward	Ps.	74,238	Ps.	50,632	Ps.	102,741

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income:

	Year ended June 30,
	2007		2006		2005
Brought forward	Ps.	74,238	Ps.	50,632	Ps.	102,741

Amortization of fees related to APSA Senior Notes (Note 28.I.(o))		—		—		402
Software developed or obtained for internal use (Note 28.I.(p))		5		(101)		(49)
Accounting for increasing rate debt (Note 28.I.(q))		203		(9)		(194)
Debtor’s accounting for a modification of convertible debt instruments (Note 28.I.(t))		(161)		(18)		—
Deferred revenues – insurance & fees (Note 28.I.(v) and (y))		(5,330)		(8,219)		—
Revenue recognition – deferred commissions (Note 28.I.(x.3))		(2,132)		—		—
Revenue recognition – scheduled rent increases (Note 28.I.(x.2))		4,554		—		—
Deferred income tax (Note 28.I.(r))		48,486		40,068		18,460
Minority interest (Note 28.I.(s))		(16,641)		7,593		8,038

Net income under US GAAP	Ps.	103,222	Ps.	89,946	Ps.	129,398

Earnings per share under US GAAP (Note 28.II.(i):
Basic net income per common share	Ps.	0.23	Ps.	0.24	Ps.	0.46
Diluted net income per common share	Ps.	0.20	Ps.	0.23	Ps.	0.31

Reconciliation of shareholders’ equity:

	As of June 30,
	2007		2006
Total shareholders’ equity under Argentine GAAP	Ps.	1,646,714	Ps.	1,485,766
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 28.I.(a))		(31,712)		(52,227)
Depreciation of fixed assets (Note 28.I.(c))		(9,691)		(10,232)
Pre-operating and organization expenses (Note 28.I.(d))		(3,309)		(4,003)
Mortgage payable with no stated interest rate (Note 28.I.(e))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 28.I.(g.1))		48,197		48,197
Depreciation and amortization expense (Note 28.I.(e) and (g))		17,331		10,854
Securitization accounting (Note 28.I.(f))		3,361		672
Present-value accounting (Note 28.I.(h))		640		727
Reversal of previously recognized impairment losses (Note 28.I.(i))		(117,235)		(119,140)
Accounting for convertible notes (Note 28.I.(j))		466		2,513
Reversal of gain recognized on troubled debt restructuring (Note 28.I.(k))		(6,908)		(10,664)
Accounting for real estate barter transactions (Note 28.I.(l))		(59,838)		(59,838)
Reversal of the result from valuation of inventories at net realizable value (Note 28.I.(m))		(21,161)		(21,792)
Appraisal revaluation of fixed assets (Note 28.I.(n))		(3,953)		(3,953)
Reversal of capitalized exchange difference (Note 28.I.(w))		(432)		—
Revenue recognition – real estate (Note 28.I.(x.1))		(1,522)		—
Software obtained for internal use (Note 28.I.(p))		(174)		(179)
Accounting for increasing rate debt (Note 28.I.(q))		—		(203)
Debtor’s accounting for a modification of convertible debt instruments (Note 28.I.(t))		930		1,091
Deferred revenues – insurance & fees (Note 28.I.(v) and (y))		(13,549)		(8,219)

Carryfoward	Ps.	1,446,126	Ps.	1,257,341

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

Brought forward	Ps.	1,446,126	Ps.	1,257,341
Cumulative effect of initial application of SAB 108 (Note 28.I.(y))		(3,755)		—
Revenue recognition – Deferred commissions (Note 28.I.(x.3))		(2,132)		—
Revenue recognition – Scheduled rent increases (Note 28.I.(x.2))		4,554		—
Deferred income tax (Note 28.I.(r))		(162,487)		(193,581)
Minority interest (Note 28.I.(s))		76,433		94,604

Shareholders’ equity under US GAAP	Ps.	1,358,739	Ps.	1,158,364

Description of changes in shareholders’ equity under US GAAP:

	For the year ended June 30,
	2007		2006
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	1,158,364	Ps.	921,716

Cumulative effect of the initial application of SAB No. 108 (Note 28.I.(y))		(3,755)
Issuance of common stock upon conversion of debt and exercise of warrants		29,521		78,181
Additional paid-in-capital common stock		22,951		47,580
Additional paid-in-capital warrants		1,379		12,312
Unrealized gain on available-for-sale securities		30,945		4,042
Unrealized loss on retained interest in securitization programs		(174)		1,043
Unrealized gain on available-for-sale securities on equity investees		16,286		3,544
Net income under US GAAP		103,222		89,946

Shareholders’ equity under US GAAP at the end of the year	Ps.	1,358,739	Ps.	1,158,364

(a)	Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. For the year ended June 30, 2007, the equity investees of the Company are BHSA, BACSA and Puerto Retiro. The fiscal year 2006 and 2005 also includes E-commerce Latina. Accordingly, the Company recognized a net gain of Ps. 4.2 million, Ps. 23.8 million and Ps. 71.8 million for the years ended June 30, 2007, 2006 and 2005, respectively.

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

During the years ended June 30, 2007, 2006 and 2005, proceeds from the sale of available-for-sale securities were Ps. 1,307.7 million, Ps. 316.3 million and Ps. 284.6 million, respectively. Gross realized gain was Ps. 8.8 million, Ps. 6.7 million and Ps. 0.3 million for the years ended June 30, 2007, 2006 and 2005, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Accounting for marketable securities (continued)

The Company’s available-for-sale investments consist of the following:

	Cost		Fair Value		Gross unrealized Gain (loss)
June 30, 2005
Mutual funds	Ps.	40,896	Ps.	41,058	Ps.	162
Dolphin Fund		27,883		46,886		19,003
Mortgage bonds		3,418		3,523		105
Government bonds		4,310		4,563		253

	Ps.	76,507	Ps.	96,030	Ps.	19,523

June 30, 2006
Mutual funds	Ps.	54,601	Ps.	58,267	Ps.	3,666
Dolphin Fund		27,882		49,976		22,094
Mortgage bonds		2,712		2,704		(8)
Government bonds		1,254		1,287		33

	Ps.	86,449	Ps.	112,234	Ps.	25,785

June 30, 2007
Mutual funds	Ps.	496,440	Ps.	502,212	Ps.	5,772
Dolphin Fund		27,882		96,687		68,805
Mortgage bonds		2,069		2,073		4
Government bonds		6,311		6,620		309

	Ps.	532,702	Ps.	607,592	Ps.	74,890

(c)	Depreciation of fixed assets

Prior to 2007, certain office and apartment buildings of the Company were being depreciated over a useful life of 50 years under Argentine GAAP. For US GAAP purposes, these buildings were being depreciated over a useful life of 40 years. Accordingly, the US GAAP adjustment reflected higher depreciation charges for US GAAP purposes. As a result of this adjustment, the net book value of these assets for US GAAP purposes differs from the book value for Argentine GAAP purposes. As discussed in Note 3.e, in the year ended June 30, 2007, independent appraisers reassessed the appropriateness of the useful lives of the Company’s office buildings and other properties. As a result of the work, the remaining useful lives of certain of these properties were reduced and no difference exists in the remaining useful life of these assets between Argentine GAAP and US GAAP . However, due to the different cost base of fixed assets for Argentine GAAP and US GAAP purposes, a US GAAP reconciling item for depreciation still exists.

(d)	Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-operating activities of the Company’s shopping centers and expenses incurred in the organization of subsidiaries. These expenses are generally amortized on a straight-line basis over periods ranging from 3 to 5 years commencing upon the opening of the shopping center and/or launching of a project. Under US GAAP, these expenses are charged to expense as incurred.

(e)	Mortgage payable with no stated interest rate

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Securitization accounting

As discussed in Notes 15 and 16, the Company directly or through subsidiaries enters into two-year revolving-period securitization programs, through which the Company and Tarshop, a majority-owned subsidiary of the Company transferres a portion of its mortgage receivables and credit card receivables to the trusts in exchange for cash and retained interests in the trusts (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to the Company on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the accompanying statements of income. Cash reserves are stated at cost and are classified as “receivables from trust guarantee funds” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and are classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 was issued in September 2000 and replaced, in its entirety, SFAS No. 125. The Company was required to adopt the provisions of SFAS No. 140 prospectively for transactions beginning after March 31, 2001. Although SFAS No. 140 has changed many of the rules regarding securitizations under SFAS No. 125, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 and SFAS No. 125 also require an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was de minimus. In determining the estimated fair value, the Company considered the fees received as compensation for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values).

The retained interests in mortgage and credit card receivables are treated as debt securities classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities” and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

Provided below is an analysis of the securitization accounting adjustments, including a description of each significant component, where appropriate.

- The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts are carried at their equity value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with SFAS 115 and, as a result, are carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2007 and 2006 are as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Securitization accounting (continued)

	2007		2006
Equity value as reported under Argentine GAAP	Ps.	74,145	Ps.	49,539
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(14,379)		(20,010)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	59,766	Ps.	29,529
Estimated fair market value of retained interests related to securitization programs that qualified as a sale under US GAAP		63,127		30,201

US GAAP adjustment	Ps.	3,361	Ps.	672

- The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2007, 2006 and 2005 are as follows:

	2007		2006		2005
Reversal of results recognized under Argentine GAAP (1)	Ps.	3,394	Ps.	1,150	Ps.	2,654
Recognition of results under US GAAP (2)		(1,294)		(7,889)		1,514

US GAAP adjustment	Ps.	2,100	Ps.	(6,739)	Ps.	4,168

(1)	Includes the reversal of results reported in “Net income from retained interest in securitized receivables” in the Company’s consolidated statements of income as well as the reversal of inflation accounting results reported within “Financial results, net” in the Company’s consolidated statements of income.
(2)	Primarily includes the gain or loss recorded on the sale of receivables plus unrealized losses on retained interests considered other-than-temporary.

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

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2007, 2006 and 2005:

	Cost		Estimated unrealized (loss) gain (i)		Fair value
Balance at June 30, 2004	Ps.	12,554	Ps.	3,978	Ps.	16,532
Retained interest in portfolios sold		12,909		—		12,909
Liquidation of retained interest		(1,977)		—		(1,977)
Unrealized loss		—		(376)		(376)

Balance at June 30, 2005	Ps.	23,486	Ps.	3,602	Ps.	27,088
Retained interest in portfolios sold		10,833		—		10,833
Liquidation of retained interest		(11,999)		—		(11,999)
Unrealized loss		—		4,279		4,279

Balance at June 30, 2006	Ps.	22,320	Ps.	7,881	Ps.	30,201
Retained interest in portfolios sold		39,062		—		39,062
Liquidation of retained interest		(6,725)		—		(6,725)
Unrealized gain		—		589		589

Balance at June 30, 2007	Ps.	54,657	Ps.	8,470	Ps.	63,127

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Securitization accounting (continued)

(i) Unrealized gains for the years ended June 30, 2004, 2005, 2006 and 2007 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2007 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(980)	Ps.	(1,898)

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

The Company’s managed credit card receivables consist of retained interests in mortgage and credit card receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interests in mortgage and credit card receivables securitizations on the consolidated balance sheet.

(g)	Purchase accounting

(g.1)	Differences in basis relating to purchase accounting

The reconciling item of Ps. 48.2 million relates to various adjustments related to purchase accounting for business combinations which occurred prior to 2001. These adjustments resulted in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP.

In addition, as discussed in Note 3.c.(ii) a), under Argentine GAAP, the Company followed the guidance in RT No. 18 in accounting for the acquisition of Empalme S.A.I.C.F.A. y G., the remaining 33% interest in Palermo Invest, and the acquisition of two buildings, Bouchard and Dock del Plata. The purchase price was allocated based on the fair value of each component. A portion of the purchase price was allocated to tangible assets considering the value of the property as if it were vacant. In addition, a portion of the purchase price was allocated to below-market leases and in-place leases. No customer relationships were identified as part of the in-place leases. The sum of the individual fair values of the identifiable tangible and intangible assets exceeded the purchase price paid. Under Argentine GAAP, the amount of negative goodwill was fully allocated to reduce the value of intangible assets acquired to zero. The remaining amount of negative goodwill is amortized under the straight-line method over the remaining weighted average useful life at the main tangible assets acquired. Under US GAAP, upon acquisitions of real estate, the Company also assesses the fair value of acquired assets (including land, buildings and improvements, and identified intangibles such as above and below market leases and acquired in-place leases and customer relationships) and acquired liabilities in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, and allocates purchase price based on these assessments. There is no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under US GAAP, when negative goodwill exists, eligible assets (tangible and intangible) are subject to pro rata reduction. Accordingly, under US GAAP, a liability for below-market leases and intangible assets for in-place leases amounting to Ps. 28.6 million and Ps. 23.0 million, respectively, were recognized. The fair value of below market leases is recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis. Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There is no US GAAP adjustment to equity for this item. The US GAAP adjustment to net income as described in note 28.I.(g.2) represents the net effect of (i) reversing the amortization of the negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on fixed assets under US GAAP, (iii) amortization charges for intangible assets recognized under US GAAP and (iv) amortization of below-market leases.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Purchase accounting (continued)

(g.1)	Differences in basis relating to purchase accounting (continued)

Also, in 2006 APSA acquired an additional 2.7% in ERSA. Under Argentine GAAP, the unallocated portion of negative goodwill is amortized over the average remaining useful lives of tangible assets acquired, mainly the shopping center property. Under US GAAP, a pro rata reduction was performed following the guidance in SFAS No. 141. This reduction resulted in lower depreciation charges under US GAAP. Since the amortization of negative goodwill under Argentine GAAP equals the lower depreciation charge of the assets acquired under US GAAP (after pro rata reduction), there is no effect in the US GAAP reconciliation.

(g.2)	Purchase accounting - Amortization and depreciation expense

This reconciling item includes adjustments related to purchase accounting for business combinations which occurred prior to 2005. These adjustments resulted in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP. Therefore, the differences in the carrying amount of negative goodwill give rise to differences in depreciation expense. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP of Ps. 48.2 million gave rise to differences in amortization expense until June 30, 2002. Annual amortization expense recorded in this connection totaled Ps. 5.4 million. Effective July 1, 2002, the Company adopted SFAS No. 142 and, as such, discontinued amortization of goodwill as from that date. Consequently, amortization expense recorded under Argentine GAAP was reversed under US GAAP in the amount of Ps. 5.4 million for all of the years presented.

In addition, the differences in the carrying amount of fixed assets, intangible assets and liabilities (below-market leases) acquired between Argentine GAAP and US GAAP and the reversing of the amortization of the negative goodwill recorded under Argentine GAAP as described above gave rise (i) amortization charges for intangible assets recognized under US GAAP, (ii) higher amortization of deferred revenues (below-market leases), (iii) lower (higher) depreciation charges on fixed assets and (iv) reversing the amortization of the negative goodwill recorded under Argentine GAAP, amounting to a net lower effect of Ps. 1.1 million, Ps. (2.7) million and Ps. (2.1) million during fiscal years 2007, 2006 and 2005, respectively.

(h)	Present-value accounting

As indicated in Note 3.i, under Argentine GAAP, certain other tax receivables and liabilities are measured at present-values as of year-end. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

(i)	Reversal of previously recognized impairment losses

As a result of increases in the fair market value of property, equipment and inventories, undeveloped parcels of land and as required by Argentine GAAP, during 2005, 2006 and 2007 the Company partially reversed impairment losses recognized in 2002 and 2003. Amounts reversed in 2007, 2006 and 2005 amounted to Ps. 2.6 million, Ps. 13 million and Ps. 28.0 million, respectively, given rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense and sales of properties reversed under US GAAP for the years ended June 30, 2007, 2006 and 2005 amounted to Ps. 4.4 million, Ps. 5.6 million and Ps. 4.1 million, respectively, and are shown netted against the reversal impairment losses under Argentine GAAP.

(j)	Accounting for convertible notes

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Accounting for convertible notes (continued)

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

As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Total discount amortization recognized during the years ended June 30, 2007, 2006 and 2005 totaled Ps. 2,039, Ps. 7,338 and Ps. 8,183, respectively (included accelerated amortization recognized as a result of conversions made during those years). As IRSA Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gain (losses) gains reversed under US GAAP totaled Ps. 8, Ps. (580) and Ps. 338 during the years ended June 30, 2007, 2006 and 2005, respectively.

During the years ended June 30, 2007, 2006, 2005 and 2004 certain holders of IRSA Convertible Notes for a total amount of US$ 81.1 million, exercised its conversion rights and, as a result, the Company issued 16,640,658, 55,961,675, 52,448,952, and 23,734,388 shares of common stock, respectively. Upon conversion, during the years ended June 30, 2007, 2006, 2005, 2004 and 2003 the Company issued US$ 9.1 million, US$ 30.5 million, US$ 28.6 million, US$ 12.9 million and US$ 0 of warrants, of which US$ 7 million, US$ 12.1 million and US$ 30.5 million were exercised during fiscal year ended June 30, 2007, 2006 and 2005, respectively. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified in 2007 and 2006 a net amount of Ps. 1,379 and Ps. 12,312, respectively from additional paid-in capital of common stock to additional paid-in capital of warrants.

(k)	Reversal of gain recognized on trouble debt restructuring

As explained in Note 4.i.(iii) in November 2002 the Company completed the refinancing of certain financial debts amounting to US$ 117 million. Under Argentine GAAP, the restructuring of these debts was treated as an exchange of debt instruments with substantially different terms. As a result, the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. Gain on restructuring recorded in fiscal year 2003 amounted to Ps. 36.5 million (Ps. 31.7 million net of related expenses). Under Argentine GAAP the Company also recognized a gain of Ps. 7.6 million from interest expense reductions.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(k)	Reversal of gain recognized on trouble debt restructuring (continued)

The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 3.8 million, Ps. 4.0 million and Ps. 4.0 million for the years ended June 30, 2007, 2006 and 2005, respectively. As the Company’s new debt instruments are denominated in US Dollars, the US GAAP adjustment also includes the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange (losses) gains recorded under US GAAP totaled Ps. (0.9) million and Ps. 0.4 million during the years ended June 30, 2006 and 2005, respectively.

As discussed in Note 4.i.(iii) during the year ended June 30, 2004 the Company repurchased US$ 28 million of the Uncollateralized Loan Agreement. As the carrying value under US GAAP of the repurchased debt was greater than the carrying value under Argentine GAAP, under US GAAP the Company recognized a greater gain on repurchase of debt of Ps. 8.7 million.

(l)	Accounting for real estate barter transactions

During the years ended June 30, 2007, 2006 and 2005 the Company entered into certain non-monetary transactions with third parties pursuant to which the Company sold parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 4.e. for details of the transactions.

Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss was recognized at the time of the exchange. As a result, the Company recorded a gain of Ps. 44,172, and Ps. 14,985 for the years ended June 30, 2006 and 2005.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 153, Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29. SFAS 153 amends APB Opinion No. 29 (Opinion 29), Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by SFAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaced it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, thus are effective for all non-monetary exchanges entered into by the Company for the years ended on and after June 30, 2006.

As discussed in Note 4.e.(ii), in May 2006, DYPSA accepted the option to acquire plot 1.e. of Dique III on an exchange basis. The Company and DYPSA established the price of the transaction in US$ 13,530. As consideration for plot 1.e., DYPSA will deliver housing units, individual storage spaces and parking lots representing an aggregate 31.5% of the housing area of a 40-storey building to be constructed by DYPSA on the plot within a maximum period of 36 months. The Company applied the provisions of SFAS 153 and determined that the transaction has commercial substance, and therefore the transaction should be measured at fair value. However, since there was no down payment involved, the Company would apply the deposit method prescribed by SFAS 66 “Accounting for Sales of Real Estate” in accounting for this transaction. Under the deposit method, the seller does not recognize any profit, does not record notes receivables, continues to report in its financial statements the property and related liabilities even if it has been assumed by the buyer, and discloses that those items are subject to a sales contract. Accordingly, under US GAAP, the Company reversed in fiscal year ended June 30, 2006 the gain recognized on the transaction and continued to report the property on its balance sheet.

As discussed in Note 4.e.(vi), in May 2006, the Company entered into a barter agreement with Koad pursuant to which the Company exchanged an undeveloped parcel of land for the future delivery of housing units to be constructed by Koad. Both parties valued the transaction in US$ 7,500. As consideration, Koad made a down payment of US$ 50 and will settle the remaining balance through the delivery of units within a maximum period of 1,188 days. The Company also applied the provisions of SFAS 153 and determined that the transaction has commercial substance,

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Accounting for real estate barter transactions (continued)

and therefore the transaction should be measured at fair value. However, since the cumulative payments received by the Company are less than 10% of the sales price, the Company would also apply the deposit method prescribed by SFAS 66 “Accounting for Sales of Real Estate” in accounting for this transaction, as discussed in the preceding paragraph above. Accordingly, under US GAAP, the Company reversed in fiscal year ended June 30, 2006 the gain recognized on the transaction and continued to report the property on its balance sheet.

Prior to the adoption of SFAS No. 153, under US GAAP, the Company applied the provisions APB Opinion No. 29, “Accounting for Non-monetary Transactions” (“APB 29”). APB 29 stated that exchanges of real estate held for sale in the ordinary course of business in exchange for real estate to be sold in the same line of business are transactions not resulting in a culmination of the earnings process (referred to as “like-kind” exchanges). The recognition of gain on like-kind exchanges depends on whether monetary consideration is received and, if so, how much. If no monetary consideration is involved in the exchange, the property received is recorded at the book value of the property given up and no gain is recorded in the exchange. If monetary consideration is involved in the exchange, the recognition of gain depends on whether the amount of the monetary consideration is less than 25% of the fair value of the exchange. When monetary consideration is less than 25%, the Company should recognize a portion of any gain on the transaction in the ratio of cash received to total consideration (cash plus fair value of the asset received). If monetary consideration is 25% or more of the exchange, the transaction should be allocated between the monetary and nonmonetary component based on the relative fair values of the components at the time of the transaction. Any loss on the exchange should be recognized immediately.

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

(m)	Reversal of the result from valuation of inventories at net realizable value

During fiscal year 2007, 2006 and 2005 the Company signed promissory sales contracts to sell units of Cruceros, Renoir, San Martin de Tours, Villa Hermosa and plot 1d) of Dique III. The pending transfer deeds of those agreements have not been consummated at each year-end. However, as the Company received payments in advance that fixed the sales prices and the terms and conditions of the contracts assure the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued these inventories at net realizable value. As a result, the Company recognized a gain of Ps. 17,663, Ps. 3,498 and Ps. 18,087 during the years ended June 30, 2007, 2006 and 2005, respectively. Under US GAAP, inventories are valued at acquisition cost. As such, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP in 2007, 2006 and 2005 and the recognition of the gain under US GAAP from deeds executed for the units in 2007 and 2006 of Ps. 18,294 and Ps. 1,534 respectively. In addition in 2006 the Company recognized an exchange gain difference in connection with the receivable recorded under Argentine GAAP in an amount of Ps. 1,741, which under US GAAP was reversed and recognized in 2007 together with the sale of the property.

(n)	Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million. Under US GAAP, this parcel of land was recorded at original cost.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Amortization of fees related to APSA Senior Notes

For the year ended June 30, 2005 under Argentine GAAP, fees and expenses relating to APSA Senior Notes were amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs were amortized over the same period using the effective interest method of amortization. The Senior notes were paid in January and April 2005.

(p)	Software developed or obtained for internal use

During the year ended June 30, 2006, under Argentine GAAP, the Company capitalized certain costs amounting to Ps. 0.1 million, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The US GAAP adjustment for the year 2006 represents the effect net of (i) expenses such costs and (ii) reversal of depreciation charges for 2007 and 2006 and previously capitalized costs under Argentine GAAP and expenses under US GAAP.

(q)	Accounting for increasing rate debt

The syndicated loan discussed in Note 4.i.(iv), accrued interest at a fixed rate of 7.875% per annum during the first year and “Encuesta” variable rate plus 3% thereafter. The outstanding balance of the syndicated loan was fully paid in April 2007. Under Argentine GAAP, interest was recognized based on the interest rate applicable to each interest period. Under US GAAP, the Company followed the guidance in EITF 86-15, “Increasing Rate Debt”. In EITF 86-15, the Task Force reached a consensus that the borrower’s periodic interest cost should be determined using the interest method based on the estimated outstanding term of the debt.

(r)	Deferred income tax

The Company accounts for income taxes using the liability method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in SFAS No. 109 “Accounting for Income Taxes”. However, as discussed in Note 2.e, following CNV Resolutions 485 and 487, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

(s)	Minority interest

This adjustment represents the effect on minority interest of the reconciling items, as appropriate.

(t)	Debtor’s accounting for a modification of APSA convertible debt instruments

As indicated in Note 4.i.(ii), in August 2002 APSA issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. In considering the accounting treatment of the Convertible Notes under US GAAP the Company took account of the guidance provided in EITF 98-5. This regulation, EITF 98-5, requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis the Company performed, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

As discussed in Note 4.i.(ii), the terms of the convertible debt instrument were modified to extend the maturity date through July 19, 2014. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized. The outstanding balance was reclassified to non-current in these consolidated financial statements.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

Based on the analysis performed, neither of criteria 1, 2 or 3 above are met. Accordingly, the change of the debt instrument has not been accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively.

(u)	Stock option agreement with CIM

E-Commerce Latina entered into a stock option agreement with Consultores Internet Managers Ltd. (“CIM”), pursuant to which options were granted, to purchase class B shares of Altocity.com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands’ corporation created to act on behalf of the Company’s management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option over (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. Upon exercise of the option, CIM’s sole asset will be its 15% interest in Altocity.com. As of the date of these financial statements, the options were not individually allocated. As such, there was no grant date established.

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

(v)	Deferred revenues – insurance & fees

Under Argentine GAAP, APSA, through its subsidiary Tarshop, accounts for revenues from life and disability insurance and origination fees on an up-front basis.

Under US GAAP, said revenues from life and disability insurance and origination fees are recognized to income on a straight-line basis over the term of the respective financial receivable.

(w)	Reversal of capitalized exchange differences

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the year ended June 30, 2007. The capitalization related to the PAMSA project. The Company did not capitalize any financial costs for the year ended June 30, 2006. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition of PAMSA for an amount of Ps. 0.4 million.

(x)	Revenue recognition

(x.1)	Real estate

The Company signed preliminary agreements to sell units of San Martín de Tours and has delivered possession rights to the purchasers. Under Argentine GAAP revenue is recognized with the delivery of the property, therefore the Company recognized Ps. 1,564 million gain on the sale.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(x)	Revenue recognition (continued)

(x.1)	Real estate (continued)

Under US GAAP in accordance with SFAS No. 66 “Sales of Real Estate” profit on real estate shall not be recognized by the full accrual method until a sale is consummated. A sale shall not be considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing for which the seller is responsible has been arranged, and (d) all conditions precedent to closing have been performed. Usually, those four conditions are met at the time of closing or after closing, not when an agreement to sell is signed or at a preclosing.

Since the Company has not signed a final deed including the legal transfer of the property, consummation is not fulfilled. Therefore, the deposit method shall be used until a sale is consummated. Under the deposit method the seller does not recognize any profit, does not record notes receivable, continues to report in its financial statements the property and the related existing debt even if it has been assumed by the buyer, and discloses that those items are subject to a sales contract. Cash received from the buyer, including the initial investment and subsequent collections of principal and interest, is reported as a deposit on the contract. Consequently, under US GAAP, the Company reversed the gain for an amount of Ps. 1,522 million, which includes the reversal of exchange difference of Ps. 42.

(x.2)	Scheduled rent increases

As discussed in Note 3.a., pursuant to rent escalation clauses in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Under Argentine GAAP, rental revenue pursuant to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under US GAAP, effective July 1, 2006, the Company applied the provisions of SFAS No. 13 and FTB 85-3 and accordingly, recognized escalated rental revenue under the straight-line method over the term of the leases.

(x.3)	Deferred commissions

As discussed in Note 3.a., under Argentine GAAP, brokerage commissions earned are recognized at the time a transaction is successfully completed. Under US GAAP, brokerage commissions are deferred and amortized to income over the term of the respective leases.

(y)	Cumulative effect of the initial application of SAB No. 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB No. 108), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides guidance on quantifying financial statement misstatements. SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006.

Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the roll-over method and the iron curtain method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the Company’s application of the guidance in SAB No. 108, the Company’s management used the roll-over method for quantifying financial statement misstatements both for Argentine GAAP and US GAAP purposes.

In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a dual approach because it requires quantification of errors under both the iron curtain and the roll-over methods.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(y)	Cumulative effect of the initial application of SAB No. 108 (continued)

SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the dual approach had always been applied or (ii) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. Under US GAAP, the Company elected to record the effects of applying SAB No. 108 using the cumulative effect transition method. The misstatements that have been corrected are described below.

As discussed in Note 3.a, the Company primarily derives its revenues from leases and services. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Under US GAAP, prior to the application of SAB No. 108, rental revenue was recognized when the escalated rental payment was due rather than recognizing the effects of scheduled rent increases on a straight-line basis over the lease term in accordance with SFAS No. 13 and FTB 85-3. This accounting treatment results in an understatement of rental revenue at a given month-end. However, due to occupancy rates and sales volumes in all of the Company’s properties, the majority of the tenants were charged the percentage rent for all of the periods presented. In those cases, percentage rents charged were higher than amounts derived from straight-line recognition of scheduled rent increases. Hence, the understatement of rental revenue only affects those property rentals where the Base Rent is higher than the Percentage Rent. The Company’s management previously quantified these errors under the roll-over method and concluded that they were immaterial. In its initial application of SAB No. 108, the Company corrected the errors by increasing the balance of accounts receivable against retained earnings in the amount of Ps. 5.4 million. The correction also required adjustment for deferred income taxes and minority interest.

Additionally, as discussed in Note 3.a, the Company derives revenues from brokerage commissions paid by tenants calculated as a percentage of the final rental income value for both the lessee and the Company. Under US GAAP prior to the application of SAB 108, brokerage commissions were recognized at the time that the transaction was successfully concluded, rather than defer and amortize them over the term of the lease. A transaction is considered successfully concluded when both parties have signed the related lease contract. This accounting treatment resulted in an overstatement of rental revenue. The Company’s management previously quantified these errors under the roll-over method and concluded that they were immaterial. In its initial application of SAB No. 108, the Company corrected the errors by increasing deferred revenues against retained earnings in the amount of Ps. 12.4 million. The correction also required adjustment for deferred income taxes and minority interest.

In addition, as further explained in Note 3.a., APSA, through its subsidiary Tarshop, derives revenues from life and disability insurance and origination fees. Under US GAAP, prior to the application of SAB 108, revenues from life and disability insurance and origination fees related to securitized receivables which did not qualify as a sale under US GAAP, were recognized up-front, rather than deferred and recognized in income over the term of the financial receivable. This accounting treatment resulted in an overstatement of revenues. The Company´s management previously quantified this error under the roll-over method and concluded that it was immaterial. In its initial application of SAB No. 108, the Company corrected the error by increasing deferred revenues against retained earnings in the amount of Ps. 3.7 million. The correction also required adjustment for deferred income taxes and minority interest. Effective July 1, 2006, the Company defers said revenues from life and disability insurance and origination fees over the term of the respective securitized receivables.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(y)	Cumulative effect of the initial application of SAB No. 108 (continued)

These correcting entries and the balance sheet line items that were affected and the respective amounts before tax effects are summarized in the following table:

Adjustment	Adjustment recorded as of June 30, 2006
Revenue recognition – deferred commissions	Ps.	(12,436)
Revenue recognition – scheduled rent increases		3,253
Revenue recognition – deferred insurance & fees		(1,480)
Minority interest		3,308
Deferred income tax		3,600

Cumulative effect of initial application of SAB No. 108	Ps.	(3,755)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

(a)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real companies generally do not present a classified balance sheet.

In addition, under Argentine GAAP the Company has classified the net deferred tax liability as of June 30, 2007 amounting to Ps. 1.9 million and the net deferred tax assets as of June 30, 2006 amounting to Ps. 35.9 million, as follows: Ps. 25.4 million and Ps. 47.9 million as of June 30, 2007 and 2006, respectively, as non-current other receivables and prepaid expenses; and Ps. 27.3 million and Ps. 12.0 million as of June 30, 2007 and 2006, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2007 and 2006, Ps. 13.7 million and Ps. 7.7 million, respectively, would have been classified as current assets, and Ps. 21.5 million and Ps. 49.1 million, respectively, would have been classified as non-current assets. As June 30, 2007 and 2006 Ps. 6.4 million and Ps. 4.1 million, respectively, would have been classified as current liabilities and Ps. 30.7 million and Ps. 16.8 million, respectively, would have been classified as non-current liabilities.

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, issue costs should be reported as deferred charges as of Ps. 14,329.

As these differences have no effect on net income or on shareholders’ equity, no reconciling items are presented for US GAAP purposes.

(b)	Statement of income classification differences

Should a US GAAP income statement be presented, certain items shown in some line items of the income statement under Argentine GAAP would have to be reclassified to affect other line items. The following reclassifications are intended to present Argentine GAAP numbers using a different criterion of classification under US GAAP. The numbers included below are not US GAAP numbers.

Revenues

Gross vs. net presentation

As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. The Company does not charge any mark up on reimbursable costs. These expenses are incurred and paid by the Company and then passed through to tenants as reimbursable costs.

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the consolidated financial statements. However, Note 29.f shows the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount therefore having no impact in the consolidated costs of the Company. No amount is shown as revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Statement of income classification differences (continued)

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 134.4 million, Ps. 107.3 million and Ps. 79.8 million for the years ended June 30, 2007, 2006 and 2005, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the EITF 01-14 be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 873.1 million, Ps. 685 million and Ps. 449.7 million for the years ended June 30, 2007, 2006 and 2005, respectively.

Operating income

Under US GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net” would have been included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other expenses, net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 201.3 million, Ps. 194.7 million, and Ps. 140.1 million for the years ended June 30, 2007, 2006 and 2005, respectively.

(c)	Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion and capitalized costs of issuance of debt - See Note 28.II.(a)), as of June 30, 2007, are as follows:

2009	Ps.	115,718
2010		90,588
2011		43,588
Thereafter 2012		980,375

	Ps.	1,230,269

(1)	Not including deferred debt issuance costs in the amount of Ps. 12,403.

(d)	Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2007, 2006 and 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(d)	Operating leases (continued)

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2007, 2006 and 2005 were contingent rentals of Ps. 51.9 million, Ps. 40.9 million, and Ps. 29.4 million, respectively.

(e)	Disclosure of related parties transactions

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

In April 2006, Cresud converted 16.0 million of convertible notes issued by us for 29.3 million ordinary shares.

As of June 30, 2007 Cresud owned 25% of our common shares

- Donations: For the years ended June 30, 2007, 2006, and 2005, the Company made unconditional promises to give money to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps. 2.5 million, Ps. 4.3 million and Ps. 4.1 million, respectively. Unconditional promises are paid in the subsequent year. A director and shareholder of the Company is the President of these organizations.

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

These lease and sublease agreements were cancelled on February, 2004 and a new lease agreement was signed by the Company, APSA, Cresud and Isaac Elsztain e Hijos S.C.A. We have leased our headquarters located in Bolivar 108, City of Buenos Aires pursuant to this agreement since March 2014. This lease has a term of 120 months and rent of Ps. 8.5 is payable monthly. The Company, APSA and Cresud each pay one-third of such rent in an amount of Ps. 2.8 each.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Disclosure of related parties transactions (continued)

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

The Company recognized net gains of Ps. 46.8 million, Ps. 2.5 million and Ps. 16.3 million, for the years ended June 30, 2007, 2006 and 2005 respectively.

- Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, and its subsidiary APSA and Cresud (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement (being renewed for an equal period of time unless any of the Parties decides to terminate it) by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party continues to maintain its strategies and commercial independence, while increasing operating efficiency.

In the ordinary course of business, the Company shares corporate services (finance, human resources, procurement, internal audit, systems, administration, etc.) with APSA and Cresud under an Exchange of Operating Services Agreement entered into by all three companies in 2004. The Company pays a fee, primarily through the provision of services to the other parties.

- Options to purchase shares of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company): see Note 28.I.(u). for details.

In January 2000, E-Commerce Latina S.A., granted Consultores Internet Managers Ltd. an option to purchase certain of its class B shares of Altocity.com. Consultores Internet Managers Ltd. is a special-purpose Cayman Islands’ corporation created to act on behalf of its management and is represented by an independent attorney-in-fact. The option granted to Consultores Internet Managers represents 15% of the capital stock of Altocity.com and was granted for a period of eight years.

Pursuant to the terms of the agreement, the exercise price is equal to the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.com by E-Commerce Latina S.A., plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option, over (ii) the total number of class B shares owned by E-Commerce Latina S.A. at the exercise date of the option.

The option was granted to Consultores Internet Managers Ltd. to be allocated by it among the management of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) as an incentive compensation for their services, but as of today, no individual awards have been determined for participating employees under this option. Upon exercise of the option, Consultores Internet Managers Ltd.’s sole asset will be its 15% interest in Altocity.com.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Disclosure of related parties transactions (continued)

- Legal services: During the years ended June 30, 2007, 2006 and 2005, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 3.3 million, Ps. 1.9 million and Ps. 1.1 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

(f)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 28.II. (g) for details of concentration of credit risk.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2007 and 2006 are as follows:

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Disclosure about fair value of financial instruments (continued)

Mortgages and leases receivable, net

The carrying value of mortgages and lease receivables reported in the consolidated balance sheet approximates its estimated fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Retained interest in transferred mortgage and credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2007 and 2006, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 92.7 million and Ps. 30.2 million, respectively.

Accounts payable

The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt (includes current portion of the non-current item)

As of June 30, 2007 and 2006, except for the Convertible Notes issued by IRSA and APSA and IRSA Notes, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible Notes was Ps. 794.3 million and Ps. 375.6 million at June 30, 2007 and 2006, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Convertible Notes was Ps. 325.3 million and Ps. 252.1 million at June 30, 2007 and 2006, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

The fair value of IRSA Notes (see Note 10) was Ps. 142.8 million at June 30, 2007 and was determined based on quoted market prices of the notes.

Other receivables and other liabilities

The carrying amounts of other receivables and other liabilities reported in the consolidated balance sheets approximate fair value.

Options and future contracts to purchase metals

The fair value of the futures contracts is based on the estimated amount at which they could be settled based on future market prices. The fair value of future contracts outstanding at June 30, 2007 was Ps. (0.13) million. Future contracts are reported at their fair market value on the consolidated balance sheet. There were no future contracts in 2006.

Seller financings

The fair value of the seller financings is estimated based on discounted cash flows using rates offered to the Company for debt of the same remaining maturities. The carrying value approximates fair value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, accounts receivable, and short-term investments. The Company places its cash and cash equivalents, investments, and other financial investments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The Company has not experienced any significant losses in such accounts.

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

Credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment

As of June 30, 2007 the Company has sold credit card receivables of Ps. 751.7 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 77.8 million (equity value) and Ps. 21.9 million escrow reserves for losses.

(h)	Recently issued accounting pronouncements

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Recently issued accounting pronouncements (continued)

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

In September 2006, the FASB EITF issued EITF 06-07 “Issuers Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133” which states that an issuer should account for a previously bifurcated conversion option in a convertible debt instrument if the embedded conversion option no longer meets the bifurcation criteria in Statement 133 by reclassifying the carrying value of the liability for the conversion option to shareholders’ equity. Any debt discount recorded at the issuance of the convertible debt should continue to be amortized. The guidance in this Issue should be applied to all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in Statement 133 in the interim or annual periods beginning after December 15, 2006 irrespective of whether the debt instrument was entered into prior or subsequent to the effective date of this Issue.

In September 2006, the FASB EITF issued EITF 06-8 “Applicability of the Assessment of a Buyer’s Continuing Investment under FASB Statement No. 66 for Sales of Condominiums” which states that an entity should evaluate the adequacy of the buyer’s initial and continuing investment pursuant to paragraph 12 of FASB Statement No. 66, “Accounting for Sales of Real Estate”, to recognize profit under the percentage-of-completion method. An entity can meet the continuing investment criterion in paragraph 12 of Statement 66 by requiring the buyer to either (a) make additional payments during the construction term at least equal to the level annual payment to fund principal and interest on a customary mortgage for the remaining purchase price of the property or (b) increase the minimum initial investment by an equivalent aggregate amount. The remaining purchase price should be determined based on the sales price of the property. If a transaction initially failed this test and changed circumstances later occur, the entity should evaluate the adequacy of the buyer’s investment from the reassessment date on a prospective basis. If an entity is unable to meet the initial or continuing investment tests in paragraphs 8–12 of Statement 66, then an entity should use the deposit method to recognize profit as described in paragraphs 65–67 of Statement 66. FASB ratified the consensus on November 29, 2006. The guidance in this Issue is effective for the first annual reporting period beginning after March 15, 2007 and is effective for the Company for fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Recently issued accounting pronouncements (continued)

On February 15, 2007, the FASB issued Statement 159, “The Fair Value Option (FVO) for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115”, which permits an entity to measure certain financial assets and financial liabilities at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. Entities that elect the FVO will report unrealized gains and losses in earnings. The FVO may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety, and is irrevocable, unless a new election date occurs. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. If an entity chooses to elect the FVO for existing items at the date of adoption, the difference between their carrying amount and fair value is included in a cumulative-effect adjustment to the opening balance of retained earnings. This standard will be effective for the Company’s fiscal year ended June 30, 2009. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

(i)	Earnings per share

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

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants using the if converted method. Under US GAAP, the Company applied the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 95,918 shares, 139,100 shares and 195,207 shares, for the years ended June 30, 2007, 2006 and 2005, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2007, 2006 and 2005 using the treasury-stock method, would have been Ps. 0.20, Ps. 0.23 and Ps. 0.24, respectively.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2007		2006		2005
Numerator:
Net income available to common shareholders	Ps.	103,222	Ps.	89,946	Ps.	129,398
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		8,213		19,170		26,039
Foreign currency exchange gain on convertible debt		46		10,257		(4,912)
Income tax effects		(716)		(2,366)		(2,982)

Net income available to common shareholders plus assumed conversions	Ps.	110,765	Ps.	117,007	Ps.	147,543

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Earnings per share (continued)

Denominator:
Weighted-average number of shares outstanding	Ps.	444,904	Ps.	379,506	Ps.	280,282
Plus: incremental shares of assumed conversions:
Warrants (i)		49,317		46,985		50,346
Convertible Notes		46,601		92,115		144,861

Adjusted weighted-average number of shares	Ps.	540,822	Ps.	518,606	Ps.	475,489

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.23	Ps.	0.24	Ps.	0.46
Diluted net income per common share	Ps.	0.20	Ps.	0.23	Ps.	0.31

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

(j)	Risks and uncertainties

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Risks and uncertainties (continued)

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

(k)	Summarized financial information of unconsolidated equity investees

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

The Company’s share of the income of these affiliates was Ps. 40.0 million in 2007, Ps. 41.7 million in 2006 and Ps. 67.2 million in 2005, and its investment in these companies totaled Ps. 306.9 million, and Ps. 265.2 million at June 30, 2007 and 2006, respectively.

Summarized financial information in accordance with Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”) of BHSA a significant equity investee (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2007			2006
Current assets	Ps.	(i	)	Ps.	(i	)
Non-current assets		(i	)		(i	)

Total assets		10,167,649			8,941,732

Current liabilities		(i	)		(i	)
Non-current liabilities		(i	)		(i	)

Total liabilities		7,423,415			6,556,693

Minority interest		32,938			31,634
Shareholders’ equity	Ps.	2,711,296		Ps.	2,353,405

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(k)	Summarized financial information of unconsolidated equity investees (continued)

	For the year ended June 30,
	2007		2006		2005
Revenues	Ps.	882,220	Ps.	733,803	Ps.	681,482
Gross profit		507,554		321,619		292,600
Net income	Ps.	357,891	Ps.	309,078	Ps.	151,022

(i)	Balance sheets of banking entities are unclassified.

(l)	Severance indemnities

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

(m)	Statements of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts.

Under Argentine GAAP, the Company considers all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under SFAS No. 95 “Statement of Cash Flows”, the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise.

Therefore, for US GAAP purposes, certain mutual funds are not considered to be cash equivalents. As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared following SFAS 95 provisions.

The following tables set forth the amounts of cash and cash equivalents at the beginning and end of each year and corresponding increases and/or decreases that would be reported in a statement of cash flow following SFAS 95 provisions:

	For the year ended June 30,
	2007		2006		2005
Cash and cash equivalents under US GAAP as of the beginning of the year	Ps.	163,940	Ps.	142,589	Ps.	122,913
Cash and cash equivalents under US GAAP as of year-end		270,416		163,940		142,589

Net increase in cash and cash equivalents under US GAAP	Ps.	106,476	Ps.	21,351	Ps.	19,676

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Statements of cash flows classification differences (continued)

Differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95. Due to the difference in the definition of cash and cash equivalents, cash flows from purchasing and selling of mutual funds would be reported as cash flows from investing activities following SFAS 95 provisions.

In addition, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	For the year ended June 30,
	2007		2006		2005
Net cash provided by operating activities	Ps.	111,936	Ps.	192,589	Ps.	105,655
Net cash used in investing activities		(470,318)		(128,687)		(141,746)
Net cash provided by (used in) financing activities		900,907		(36,767)		52,868
Effect of exchange rate changes on cash and cash equivalents		2,058		(5,784)		2,899

Net increase in cash and cash equivalents	Ps.	544,583	Ps.	21,351	Ps.	19,676

Additionally, under Argentine GAAP, the Company consolidates the accounts of Metroshop S.A. and Canteras Natal Crespo S.A. on a pro rata basis. Under US GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over this investment. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers. For this reason, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared under US GAAP using Argentine GAAP since each line item would exclude the pro rata equity interest of the accounts of Metroshop S.A. and Canteras Natal Crespo S.A.

(n)	Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2007, 2006 and 2005.

	Year ended June 30,
	2007		2006		2005
Net income under US GAAP	Ps.	103,222	Ps.	89,946	Ps.	129,398
Other comprehensive income:
Unrealized gain on available-for-sale-securities (i)		30,945		4,042		9,978
Unrealized gain (loss) on retained interest in transferred mortgage and credit card receivables		(174)		1,043		(821)
Unrealized gain on available-for-sale-securities of equity investees		16,286		3,544		6,291

Comprehensive income	Ps.	150,279	Ps.	98,575	Ps.	144,846

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(n)	Comprehensive income (continued)

Accumulated non-owner changes in equity (accumulated other comprehensive income) for the years ended June 30, 2007, 2006 and 2005 were as follows:

	2007		2006		2005
Unrealized gain on available-for-sale securities (i)	Ps.	47,611	Ps.	16,666	Ps.	12,624
Unrealized gain on retained interest in transferred mortgage and credit card receivables		1,830		2,004		961
Unrealized gain on available-for-sale-securities on equity investees		46,302		30,016		26,472

Accumulated other comprehensive income	Ps.	95,743	Ps.	48,686	Ps.	40,057

(i)	Net of minority interest and income taxes of Ps. 973 and Ps. 17,187, respectively, for 2007, Ps. 29 and Ps. 2,192, respectively, for 2006; and Ps. 13 and Ps. 5,830, respectively, for 2005.

(o)	Pro-rata consolidation of Canteras Natal Crespo S.A. and Metroshop S.A.

As discussed in footnote (v) of Note 2.b. under Argentine GAAP the Company consolidates the accounts of Natal Crespo S.A. on a pro-rata basis and also, APSA consolidates Metroshop S.A. on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

Presented below is the consolidated condensed information of the Company at June 30, 2007 and 2006 considering Natal Crespo S.A. and Metroshop S.A. as an equity investee:

	As of and for the year ended June 30, 2007
	As reported		Eliminations of Metroshop S.A. and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A. and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	1,175,790	Ps.	2,185	Ps.	—	Ps.	1,177,975
Non-current assets		2,969,109		(6,950)		3,133		2,965,292

Total assets		4,144,899		(4,765)		3,133		4,143,267

Current liabilities		652,082		(1,632)		—		650,450
Non-current liabilities		1,395,693		—		—		1,395,693

Total liabilities		2,047,775		(1,632)		—		2,046,143

Minority interest		450,410		—		—		450,410
Shareholders’ equity		1,646,714		—		—		1,646,714

Revenues		738,756		(5,620)		—		733,136
Gross profit		427,109		(3,606)		—		423,503
Net income	Ps.	107,097	Ps.	—	Ps.	—	Ps.	107,097

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Pro-rata consolidation of Canteras Natal Crespo S.A. and Metroshop S.A. (continued)

	As of and for the year ended June 30, 2006
	As reported		Eliminations of Metroshop S.A. and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A. and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	481,788	Ps.	1,163	Ps.	—	Ps.	482,951
Non-current assets		2,258,333		(1,694)		224		2,256,863

Total assets		2,740,121		(531)		224		2,739,814

Current liabilities		419,228		(385)		—		418,843
Non-current liabilities		385,138		—		78		385,216

Total liabilities		804,366		(385)		78		804,059

Minority interest		449,989		—		—		449,989
Shareholders’ equity		1,485,766		—		—		1,485,766

Revenues		577,680		(1,773)		—		575,907
Gross profit		333,849		(1,016)		—		332,833
Net income	Ps.	96,573	Ps.	—	Ps.	—	Ps.	96,573

(p)	Business combinations

1) Fair values of assets and liabilities acquired

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition for each transaction (in millions):

	Palermo Invest S.A.	Bouchard 551	Dock del Plata	Empalme S.A.I.C.F.A. y G.
Working capital	7.7			(17.7)
Fixed assets	40.3	254.2	30.9	57.6
In place leases	1.2	12.6	1.8	7.3
Below market leases	(1.6)	(19.6)	(5.1)	(2.4)
Deferred income tax	7.3	(2.7)	(0.7)	(4.0)

Net assets acquired	55.0	244.5	26.9	40.8

2) Acquisition of Palermo Invest S.A., Empalme S.A.I.C.F.A. y G., Bouchard and Dock del Plata (unaudited)

The following schedule presents 2007 and 2006 supplemental unaudited pro forma information as if the transactions of Palermo Invest, Empalme, Dock del Plata and Bouchard had occurred on July 1, 2005. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(p)	Business combinations (continued)

The following table summarizes the pro forma income statement information of the Company for the fiscal years ended 2007 and 2006:

	Year ended June 30,
	2007		2006
Revenues	Ps.	751,389	Ps.	600,907
Net income		109,653		102,622
Earning per share under Argentine GAAP		0.25		0.27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(q)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2007 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Impairment	Improvements	Total buildings and improvements	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	130	—	57	187	661	101	560	June 1996	November 1997	23

Alto Palermo Plaza	1	—	—	—	—	1	—	1	December 1996-March 1997 and September 1997	November 1997	50
Av. de Mayo 595	679	6,659	(57)	—	6,602	7,281	2,147	5134	July 1992	March 1992	19

Av. Madero 942	1,302	1,975	—	—	1,975	3,277	809	2,468	N/A	July 1994-August 1994	10
Bouchard 551	4,798	—	—	239,750	239,750	244,548	2,649	241,899		March, 2007	30
Bouchard 710	725	71,735	—	—	71,735	72,460	4,070	68,390		May, 2005	28

Constitución 1111	583	754	(249)	—	505	1,088	311	777	September 1994- March 1995	June 1994 – January 1994	18

Constitución 1159	7,966	796	(6,712)	—	(5,916)	2,050	—	2,050			50

Costeros Dique IV	2,726	20,611	—	—	20,611	23,337	2,462	20,875	N/A	June 2001	28
Dique II Edificio A y B “Edificios Cruceros”	5,948	15,236	—	—	15,236	21,184	2,713	18,471	September 1998	March 1997	28

Dock del Plata	26	—	—	26,918	26,918	26,944	750	26,194	N/A	November, 2006	23

Hotel Intercontinental	8,672	39,299	—	8,367	47,666	56,338	4,941	51,397	December 1994	November 1994	24

Hotel Libertador	3,027	60,612	—	4,472	65,084	68,111	35,150	32,961	October 1973-Novembre 1990-December 1997	March 1998	16

Hotel Llao Llao	3,073	41,764	—	44,398	86,162	89,235	8,702	80,533			15

Intercontinental Plaza	8,669	57,726	—	31,565	89,291	97,960	2,968	94,992	June 1996	November 1997	23

Laminar Plaza	6,595	26,918	—	—	26,918	33,513	4,326	29,187	N/A	March 1999	27

Libertador 498	11,729	39,421	—	—	39,421	51,150	10,089	41,061	N/A	December 1995	22

Libertador 602	698	2,787	—	—	2,787	3,485	654	2,831	N/A	May 1996	22

Store Cruceros	59	234	—	—	234	293	8	285			30

Madero 1020	2,188	—	—	—	—	2,188	494	1,694	N/A	December 1995	10

Maipú 1300	10,294	42,338	—	—	42,338	52,632	10,285	42,347	N/A	September 1995	23

Reconquista 823	4,942	19,772	—	42	19,814	24,756	5,663	19,093	June 1995	November 1993	22

Rivadavia 2768	—	334	—	—	334	334	39	295	N/A		10

Santa María del Plata	10,513	—	—	1,981	1,981	12,494	—	12,494	N/A		50

Sarmiento 517	48	438	(350)	—	88	136	38	98	March 1995	December 1994- August 1994- July 1994	19

Suipacha 652	2,533	14,477	—	—	14,477	17,010	4,718	12,292	April-June 1994	November 1991	22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(q)	Investments in real estate and accumulated depreciation (continued)

Torre Renoir		306		—		—		1,214		1,214		1,520		5		1,515	April, 2007	April, 2007	50

Obras en Curso Dique IV		—		—		—		9,684		9,684		9,684		—		9,684	Under Construction

Shopping Abasto		9,750		250,410		—		745		251,155		260,905		73,469		187,436	November 1998	N/A	31

Shopping Alto Palermo		8,694		398,127		—		456		398,583		407,277		231,760		175,517	October 1990	November 1997-March 1998	26

Shopping Alto Avellaneda		18,089		147,848		—		12,053		159,901		177,990		88,326		89,664	October 1995	November 1997- December 1997	19

Shopping Paseo Alcorta		8,066		97,905		—		6,177		104,082		112,148		47,716		64,432	June 1992	June 1997	22

Alto Noa		358		42,861		—		89		42,950		43,308		16,268		27,040	September 1994	March 1995- September 1996- January 2000	22

Buenos Aires Design		—		48,986		—		34		49,020		49,020		32,938		16,082	November 1993 - December 1993	November 1997	23

Patio Bullrich		8,420		151,846		—		485		152,331		160,751		57,614		103,137	September 1988	October 1998	20

Alto Rosario		25,686		61,914		—		2,353		64,267		89,953		5,808		84,145	November 2004	N/A	29

Mendoza Plaza Shopping		10,821		101,704		—		3,859		105,563		116,384		27,380		89,004	June 1994	December 2004	22

Neuquén Project		3,315		8,851		—		136		8,987		12,302		—		12,302	Under construction	September 1999	N/ A

Panamerican Mall		123,568		—		—		44,038		44,038		167,606		—		167,606	Under construction	November, 2006	N/ A

Córdoba Shopping - Villa Cabrera -		5,009		—		—		88,388		88,388		93,397		17,889		75,508	March, 1990	December, 2006	34

Other		—		8,018		(245)		3,035		10,808		10,808		3,821		6,987	N/A	N/A	N/ A

Total	Ps.	320,350	Ps.	1,782,486	Ps.	(7,613)	Ps.	530,296	Ps.	2,305,169	Ps.	2,625,519	Ps.	707,081	Ps.	1,918,438

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(q)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2007		2006		2005
Balance, beginning of the year	Ps.	1,976,105	Ps.	1,945,452	Ps.	1,700,568
Additions during the year:
Acquisition of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I)		—		—		95,268
Acquisitions and improvements		566,309		18,138		113,281
Recovery of impairment		2,466		5,800		24,301
Transfers from undeveloped parcels of land		66,958		12,165		13,371
Transfers from non-current investments		—		—		9,138
Transfers from real estate inventory		1,521		293		123
Transfers from other receivables		12,160		—		103

		2,625,519		1,981,848		1,956,153

Deductions during the year:
Transfers to real estate inventory		—		(1,776)		(8,575)
Transfers to intangible assets		—		—		(2,126)
Transfers to undeveloped parcels of land		—		(2,690)		—
Sales		—		(1,277)		—

		—		(5,743)		(10,701)

Balance, end of the year	Ps.	2,625,519	Ps.	1,976,105	Ps.	1,945,452

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None	Ps.	128	Ps.	73	None
Customer B	14%	May 2014	Monthly	None		77		129	None
Customer C	12%	April 2015	Monthly	None		73		57	None
Customer D	14%	June 2014	Monthly	None		70		149	None
Customer E	14%	July 2009	Monthly	None		60		141	None
Customer F	12%	November 2007	Monthly	None		125		227	None
Customer G	9%	November 2008	Monthly	None		472		163	None
Customer H	10%	October 2008	Monthly	None		1,006		478	None
Customer I	14%	February 2014	Monthly	None		50		76	None
Mortgage receivables Ps. 30,000-Ps. 49,999	14-17%	September 2007 – September 2009- January 2011	Monthly	None		96		74	None
Mortgage receivables Ps. 50,000 -Ps.69,999	14-16%	May 2009 – July 2014	Monthly	None		280		152	None
Mortgage receivables Ps. 70,000-Ps.89,999	14-16%	June 2009-December 2014	Monthly	None		311		30	None

					Ps.	2,748	Ps.	1,749

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Mortgage loans on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2007		2006		2005
Balance, beginning of year	Ps.	2,033	Ps.	1,373	Ps.	1,435
Deductions during the year:
New mortgage loans		163		1,005		—
Collections of principal		(447)		(345)		(62)

Balance, end of year	Ps.	1,749	Ps.	2,033	Ps.	1,373

29.	Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Allowances and provisions

d. Cost of sales, leases and services

e. Foreign currency assets and liabilities

f. Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

a.	Fixed assets

Principal account	Original value								Depreciation										Net carrying value as of June 30,
	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year		Impairment		2007		2006		2005
											Increases / (decreases) and transfers		Amount (i)
Facilities	Ps.	89,249	Ps.	6,282	Ps.	(29)	Ps.	95,502	Ps.	62,430	Ps.	1,261	Ps.	5,144	Ps.	68,835	Ps.	—	Ps.	26,667	Ps.	26,819	Ps.	28,043

Furniture and fixtures		51,878		6,372		(43)		58,207		43,491		651		3,468		47,610		—		10,597		8,387		8,089
Machinery and equipment		5,767		215		—		5,982		5,316		—		318		5,634		—		348		451		359
Computer equipment		41,362		13,477		(60)		54,779		32,790		4,859		5,213		42,862		—		11,917		8,572		5,690
Vehicles		910		175		(35)		1,050		596		23		132		751		—		299		314		419
Leasehold improvements		17,613		1,658		(1,126)		18,145		12,889		651		1,297		14,837		—		3,308		4,724		2,677
Advances to suppliers		2,628		45,508		(7,904)		40,232		14		—		—		14		—		40,218		2,614		905
Properties:
Alsina 934		—		—		—		—		—		—		—		—		—		—		—		1,429
Alto Palermo Park		604		57		—		661		85		—		16		101		—		560		519		500

Av. de Mayo 595		7,339		—		(1)		7,338		1,914		—		233		2,147		57		5,134		4,630		4,574
Av. Madero 942		3,277		—		—		3,277		626		—		183		809		—		2,468		2,651		2,401
Bouchard 551		—		244,548		—		244,548		—		—		2,649		2,649		—		241,899		—		—
Bouchard 710		72,460		—		—		72,460		1,674		—		2,396		4,070		—		68,390		70,786		72,222
Constitución 1111		1,338		—		(1)		1,337		269		—		42		311		249		777		760		545
Constitución 1159		8,762		—		—		8,762		—		—		—		—		6,712		2,050		2,000		1,324
Costeros Dique IV		23,337		—		—		23,337		1,874		—		588		2,462		—		20,875		21,463		21,849
Dique II Edificio A y B “Edificios Cruceros”		21,184		—		—		21,184		2,164		—		549		2,713		—		18,471		19,020		19,358
Dock del Plata		—		26,944		—		26,944		—		—		750		750		—		26,194		—		—
Hotel Intercontinental		47,971		8,367		—		56,338		3,199		—		1,742		4,941		—		51,397		44,772		45,269
Hotel Libertador		63,640		4,472		(1)		68,111		32,899		—		2,251		35,150		—		32,961		30,741		32,051
Hotel Llao Llao		44,834		44,825		(424)		89,235		6,622		—		2,080		8,702		—		80,533		38,212		27,652
Intercontinental Plaza		66,397		31,565		(2)		97,960		120		—		2,848		2,968		—		94,992		66,277		67,741
Laminar Plaza		33,513		—		—		33,513		3,481		—		845		4,326		—		29,187		30,032		30,577
Libertador 498		51,152		—		(2)		51,150		8,662		—		1,427		10,089		—		41,061		42,490		43,307
Libertador 602		3,486		—		(1)		3,485		557		—		97		654		—		2,831		2,929		2,985
Av. Madero 1020		2,188		—		—		2,188		370		—		124		494		—		1,694		1,818		1,665
Maipu 1300		52,632		—		—		52,632		8,906		—		1,379		10,285		—		42,347		43,726		44,581
Reconquista 823		24,714		42		—		24,756		5,009		—		654		5,663		—		19,093		19,560		19,355
Rivadavia 2768		334		—		—		334		13		—		26		39		—		295		321		164
Santa María del Plata		10,513		1,981		—		12,494		—		—		—		—		—		12,494		10,513		12,109
Sarmiento 517		482		3		—		485		20		(4)		21		37		350		98		86		84
Store Cruceros		293		—		—		293		—		—		8		8		—		285		293		—
Suipacha 652		17,010		—		—		17,010		4,265		—		453		4,718		—		12,292		11,808		11,749

Work-in-progress
Dique IV		—		9,684		—		9,684		—		—		—		—		—		9,684		—		—
Shopping Centers:
Shopping Abasto		260,162		772		(29)		260,905		65,270		—		8,199		73,469		—		187,436		194,892		202,776
Shopping Alto Palermo		406,823		457		(3)		407,277		213,310		(1)		18,451		231,760		—		175,517		193,513		210,822
Shopping Alto Avellaneda		165,937		12,053		—		177,990		79,648		—		8,678		88,326		—		89,664		86,289		98,750
Shopping Paseo Alcorta		105,971		6,177		—		112,148		43,711		—		4,005		47,716		—		64,432		62,260		65,816
Shopping Alto Noa		43,218		93		(3)		43,308		14,202		(4)		2,070		16,268		—		27,040		29,016		30,883
Shopping Buenos Aires Design		48,986		79		(45)		49,020		30,469		—		2,469		32,938		—		16,082		18,517		20,935
Shopping Patio Bullrich		160,265		510		(24)		160,751		50,856		—		6,758		57,614		—		103,137		109,409		115,602

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

a.	Fixed assets (continued)

Principal account	Original value								Depreciation										Net carrying value as of June 30,
	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year		Impairment		2007		2006		2005
											Increases / (decreases) and transfers		Amount (i)
Shopping Alto Rosario	Ps.	88,823	Ps.	5,185	Ps.	(4,055)	Ps.	89,953	Ps.	3,307	Ps.	—	Ps.	2,501	Ps.	5,808		—	Ps.	84,145	Ps.	85,516	Ps.	79,117

Shopping Córdoba		—		93,397		—		93,397		—		15,708		2,181		17,889		—		75,508		—		—
Mendoza Plaza Shopping		112,525		4,410		(551)		116,384		23,924		—		3,456		27,380		—		89,004		88,601		83,706
Neuquén Project		12,166		136		—		12,302		—		—		—		—		—		12,302		10,012		9,987
Panamerican Mall		—		167,606		—		167,606		—		—		—		—		—		167,606		—		—
Other		25,492		7,358		(304)		32,546		7,348		(304)		1,235		8,279		245		24,022		17,899		17,484

Total as of June 30, 2007	Ps.	2,197,235	Ps.	744,408	Ps.	(14,643)	Ps.	2,927,000	Ps.	772,300	Ps.	22,840	Ps.	96,936	Ps.	892,076	Ps.	(ii) 7,613	Ps.	2,027,311

Total as of June 30, 2006	Ps.	2,164,209	Ps.	54,919	Ps.	(21,893)	Ps.	2,197,235	Ps.	700,234	Ps.	(8,562)	Ps.	80,628	Ps.	772,300	Ps.	(ii) 11,723			Ps.	1,413,212		—

Total as of June 30, 2005	Ps.	1,899,720	Ps.	358,806	Ps.	(94,317)	Ps.	2,164,209	Ps.	593,989	Ps.	30,192	Ps.	76,053	Ps.	700,234	Ps.	(ii) 18,424					Ps.	1,445,551

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 29 f.), except for Ps. (250), Ps. 6 and Ps. 441 for the years ended 2007, 2006 and 2005, respectively allocated in “Costs” and Ps. 316, Ps. 301 and Ps. 238 for the years ended June 30, 2007, 2006 and 2005, respectively, passed-through to tenants.
(ii)	Net of the depreciation of the year for Ps. 112, Ps. 388 and Ps. 1,935 for the years ended June 30, 2007, 2006 and 2005 and recovery of impairment of Ps. 3,998 for the year ended 2007.

IRSA Inversiones y Representaciones Sociedad Anónima and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

b.	Intangible assets, net:

Principal account	Original value						Amortization										Net carrying value as of June 30,
	Value as of beginning of year		Additions / (deductions)		Value as of end of year		Current year				Amount (i)		Accumulated as of end of year		Impairment		2007		2006		2005
							Accumulated as of beginning of year		Increases / (decreases)
Preoperating and organization expenses	Ps.	23,319	Ps.	(5,306)	Ps.	18,013	Ps.	19,896	Ps.	(6,070)	Ps.	1,487	Ps.	15,313	Ps.	—	Ps.	2,700	Ps.	3,423	Ps.	4,749
Trademarks		599		—		599		423		—		54		477		—		122		176		226
Expenses related to securitization of receivables		6,660		(6,660)		—		6,660		(6,660)		—		—		—		—		—		—

Total as of June 30, 2007	Ps.	30,578	Ps.	(11,966)	Ps.	18,612	Ps.	26,979	Ps.	(12,730)	Ps.	1,541	Ps.	15,790	Ps.	—	Ps.	2,822

Total as of June 30, 2006	Ps.	30,545	Ps.	(ii) 33	Ps.	30,578	Ps.	25,215	Ps.	—	Ps.	1,764	Ps.	26,979	Ps.	(v)			Ps.	3,599

Total as of June 30, 2005	Ps.	21,220	Ps.	(iii) 9,325	Ps.	30,545	Ps.	18,498	Ps.	(iv) 5,751	Ps.	966	Ps.	25,215	Ps.	(vi) 355					Ps.	4,975

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in “Other expenses, net” (Note 29.f.); except for Ps. 1 and Ps. 8 for the years ended 2007 and 2006, respectively, allocated in “Costs” and Ps. 5 for the year ended 2005 allocated in “Net income from retained interest in securitized receivables”.
(ii)	Includes:

Ps. (12) reclassified to Other receivables.

(iii) Includes:

Ps. 2,126 reclassified from fixed assets.

Ps. (18) reclassified to inventory.

Ps. 6,082 related to the acquisition of Mendoza Plaza Shopping.

(iv)	Includes Ps. 6,070 related to the acquisition of Mendoza Plaza Shopping.
(v)	Net of the amortization of the past year of Ps. 152. (See Note 29.f.) and recovery of impairment of Ps. 203.
(vi)	Net of the amortization of the past year of Ps. 123. (See Note 29.f.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

c.	Allowances and provisions

Item	Balances as of beginning of year		Additions		Deductions		Carrying value of June 30,
							2007		2006		2005
Deducted from current assets:
Allowance for doubtful accounts		44,043	(i)	36,014	(ii)	(23,981)		56,076		44,043		38,255

Total as of June 30, 2007	Ps.	44,043	Ps.	36,014	Ps.	(23,981)	Ps.	56,076

Total as of June 30, 2006	Ps.	38,255	Ps.	13,306	Ps.	(7,518)			Ps.	44,043

Total as of June 30, 2005	Ps.	35,299	Ps.	6,657	Ps.	(3,701)					Ps.	38,255

Deducted from non-current assets:
Allowance for doubtful accounts		1,333	(i)	622		—		1,955		1,333		969
Allowance for doubtful mortgage receivable		2,208		—		—		2,208		2,208		2,208
Allowance for impairment of fixed assets		11,723		—	(iii)	(4,110)		7,613		11,723		18,424
Allowance for impairment of inventories		2,229		79		(1,167)		1,141		2,229		2,056
Allowance for impairment of undeveloped plots of land		1,758		17		(335)		1,440		1,758		9,592
Allowance for impairment of intangible assets		—		—		—		—		—		355

Total as of June 30, 2007	Ps.	19,251	Ps.	718	Ps.	(5,612)	Ps.	14,357

Total as of June 30, 2006	Ps.	33,604	Ps.	765	Ps.	(15,118)			Ps.	19,251

Total as of June 30, 2005	Ps.	61,836	Ps.	19,228	Ps.	(47,460)					Ps.	33,604

Included in current liabilities:
Provision for contingencies		8,755		603		(1,763)		7,595		8,755		9,776

Total as of June 30, 2007	Ps.	8,755	Ps.	603	Ps.	(1,763)	Ps.	7,595

Total as of June 30, 2006	Ps.	9,776	Ps.	1,047	Ps.	(2,068)			Ps.	8,755

Total as of June 30, 2005	Ps.	6,439	Ps.	3,965	Ps.	(628)					Ps.	9,776

Included in non-current liabilities:
Provision for contingencies		10,942	(iv)	5,166	(v)	(3,376)		12,732		10,942		11,027

Total as of June 30, 2007	Ps.	10,942	Ps.	5,166	Ps.	(3,376)	Ps.	12,732

Total as of June 30, 2006	Ps.	11,027	Ps.	821 8216,8806	Ps.	(906)			Ps.	10,942

Total as of June 30, 2005	Ps.	6,549	Ps.	6,880	Ps.	(2,402)					Ps.	11,027

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

c.	Allowances and provisions (continued)

(i)	Doubtful accounts are disclosed in “Other expenses” (Note 29.f.), except for Ps. 1,041 and Ps. 5,136 related to the allowance of the cancelled trusts in the period and Ps. 22 allocated in fees and payments for services.
(ii)	Related to off set and recovery of the year.
(iii)	Includes recovery of impairment of Ps. 3,998 disclosed in “Gain from operations and holdings of real estate assets, net” and the depreciation of the year of Ps. 112.
(iv)	Includes Ps. 3,370 shown in “Other expenses, net” (Note 9), Ps. 323 shown in Note 29.f. and Ps. 1,457 related to the incorporation of E-Commerce Latina S.A. and Empalme S.A.I.C.F.A.y G.
(v)	Includes utilization of the year of Ps. 3,023 and recovery of provision of Ps. 353.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

d.	Cost of sales, leases and services

	Year ended June 30,
	2007		2006		2005
I. Cost of sales
Stock as of beginning of year	Ps.	159,774	Ps.	98,522	Ps.	28,398
Plus:
Expenses (Note 29.f.)		2,728		2,384		2,255
Transfers to fixed assets		(3,399)		(293)		(123)
Transfers from investments		—		—		240
Transfers from fixed assets		10,513		1,422		4,715
Transfers to other receivables and prepaid expenses		(1,773)		(1,516)		—
Transfers from undeveloped parcels of land		4,465		33,006		25,979
Capitalized interest		—		222		418
Decrease in mortgage loans		(3,632)		—		—
Exchange gain		133		—		—
Transfer from intangible assets		2,217		—		—
Merger		978		—		—
Adjustment to purchase price of inventory		124,538		70,740		33,721
Stock as of end of year		(253,246)		(159,774)		(98,522)

Subtotal		43,296		44,713		(2,919)

Plus:
Gain from valuation of inventories at fair market value		15,750		9,727		18,087
Results from holding of real estate assets		165		13		297
Impairment of the year		(1,599)		—		2,027

Cost of properties sold		57,612		54,453		17,492

II. Cost of leases
Expenses (Note 29.f.)		107,063		85,120		76,964

Cost of properties leased		107,063		85,120		76,964

III. Cost of fees for services
Expenses (Note 29.f.)		1,505		2,354		1,591

Cost of fees for services		1,505		2,354		1,591

IV. Cost of hotel activities
Stock as of beginning of year		2,336		1,289		1,313
Purchases of the year		621		1,047		(24)
Expenses (Note 29.f.)		69,216		57,971		48,925
Stock as of end of year		(2,957)		(2,336)		(1,289)

Cost of hotel activities		69,216		57,971		48,925

V. Cost of credit card operations
Expenses (Note 29.f.)		76,251		43,933		23,102

Cost of credit card operations		76,251		43,933		23,102

TOTAL COSTS	Ps.	311,647	Ps.	243,831	Ps.	168,074

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)		Total as of June 30,
					2007		2006
Assets
Current assets
Cash and banks:
Cash	U$S	231,022	3.053		Ps.	706	Ps.	2,460
Cash	Euros	6,551	4.130			27		7
Cash	Reales	945	1.410			1		2
Cash	Libras	381	6.120			2		2
Bank accounts	U$S	17,675,126	3.053			53,962		49,919
Bank accounts	Euros	423,560	4.130			1,749		1,638
Saving Accounts	Yens	1,174,070	24.760			29,070		28,666
Checks to be deposited	U$S	140,021	3.053			427		414
Investments:
Government bonds	U$S	7,944	3.053			25		27
Bono Banco Ciudad	Euros	30,466	4.130			126		439
Mutual funds	U$S	138,710,122	3.053			423,483		89,180
Other investments	U$S	—	(ii	)		—		42
Mortgages and leases receivable, net	U$S	4,018,396	3.053			12,268		7,193
Related parties	U$S	18,410	3.093			57		76
Mortgages and leases receivable	Euros	—	4.130			—		6
Other receivables and prepaid expenses:
Related parties	U$S	8,745,137	3.093			27,049		—
Prepaid expenses	U$S	46,203	3.053			141		106
Credit Default swap	U$S	257,135	3.053			785		279
Guarantee deposits	U$S	1,760	3.053			5		9,184
Other	U$S	168,435	3.053			515		33

Total current assets						550,398		189,673

Non-current assets
Investments:
Bono Banco Ciudad	Euros	—	4.130			—		117
Other	U$S	363,000	3.053			1,108		—
Mortgages and leases receivable	U$S	148,917	3.053			454		12,663
Mortgages and leases receivable	Euros	3,000	4.130			12		12
Guarantee receivable	U$S	1,013,931	3.053			3,096		15,889
Prepaid expenses	U$S	—	3.093			—		150
Other receivables and prepaid expenses:
Other	U$S	44,949	3.053			137		—

Total non-current assets						4,807		28,831

Total assets as of June 30, 2007					Ps.	555,205

Total assets as of June 30, 2006							Ps.	218,504

(i)	Official exchange rate prevailing as of June 29, 2007.
(ii)	Valuated at fair market value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities (continued)

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2007		2006
Liabilities
Current liabilities
Trade accounts payable	U$S	698,672	3.093	Ps.	2,161	Ps.	2,139
Trade accounts payable	Euros	4,251	4.184		18		—
Customer advances	U$S	7,262,064	3.093		22,461		11,602
Customer advances	Euros	600,000	4.184		2,510		2,366
Mortgages payables	U$S	5,670,427	3.093		17,538		14,809
Taxes payable	U$S	393,817	3.093		1,218		180
Short-term debt	U$S	44,356,305	3.093		137,194		48,221
Other liabilities
Guarantee deposits	U$S	751,265	3.093		2,324		1,025
Provision for discount	U$S	233,686	3.093		723		—
Collections on behalf of third parties	U$S	—	3.093		—		13
Related parties	U$S	765,845	3.093		2,368		1,516
Other	U$S	322,952	3.093		998		—

Total current liabilities					189,513		81,871

Non-current liabilities
Trade accounts payable	U$S	43,425	3.093		135		1,160
Mortgages payables	U$S	1,473,220	3.093		4,557		14,722
Long-term debt	U$S	332,584,124	3.093		1,028,683		280,766
Other liabilities
Related parties	U$S	—	3.093		—		518
Guarantee deposits	U$S	899,192	3.093		2,781		2,403

Total non-current liabilities					1,036,156		299,569

Total liabilities as of June 30, 2007				Ps.	1,225,669

Total liabilities as of June 30, 2006						Ps.	381,440

(i)	Official exchange rate prevailing as of June 29, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

f.	Other expenses

Items	Cost of properties leased		Cost of properties sold		Cost of fees and services		Cost of hotel activities		Cost of credit card operations		Cost of pass-through expenses		Cost of collective promotion fund		Cost of expenses recovery		Administrative		Selling		Financing		Total as of June 30, 2007		Total as of June 30, 2006		Total as of June 30, 2005
Director’s fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	16,395	Ps.	—	Ps.	—	Ps.	16,395	Ps.	20,351	Ps.	11,168
Fees and payments for services		—		—		—		3,075		8,335		5,053		63		(5,116)		30,519		401		—		42,330		25,440		18,893
Salaries and bonuses		—		—		—		24,391		24,870		40,092		5,104		(45,196)		53,403		7,213		—		109,877		68,511		48,025
Social security contributions		—		—		—		5,670		—		—		—		—		1,596		571		—		7,837		8,396		6,227
Depreciation and amortization		82,417		20		—		9,274		1,302		299		17		(316)		5,250		36		—		98,299		82,082		75,118
Maintenance of building		24,041		2,708		—		10,122		469		26,868		86		(26,954)		1,157		12		—		38,509		27,955		24,628
Mail and telephone		—		—		—		3,001		—		2,140		—		(2,140)		496		114		—		3,611		3,028		3,903
Advertising		—		—		—		—		—		107		29,157		(29,264)		—		31,720		—		31,720		19,465		12,241
Lease expense		—		—		—		—		1,362		894		46		(940)		836		3		—		2,201		2,597		1,618
Commissions and property sales charges		—		—		—		715		21,916		—		—		—		1,601		3,567		—		27,799		15,470		11,075
Freight and transportation		—		—		—		227		1,136		1,543		95		(1,638)		2,092		499		—		3,954		2,746		2,233
Taxes, rates and contributions		281		—		—		—		14,192		14,732		1,583		(16,315)		12,901		2		—		27,376		17,124		9,509
Subscriptions and publications		—		—		—		—		—		142		—		(142)		166		—		—		166		199		204
Interest and index – adjustment		—		—		—		—		—		22		—		(22)		—		—		66,622		66,622		49,125		45,237
Bank charges		—		—		—		—		—		27		—		(27)		5,000		6		—		5,006		1,700		1,610
Safe deposits box		—		—		—		—		—		—		—		—		510		—		20		530		515		378
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		—		26,110		—		26,110		11,033		2,952
Travel expenses		—		—		—		443		—		17		—		(17)		1,060		—		—		1,503		398		313
Food and beverages		—		—		—		8,882		—		—		—		—		—		—		—		8,882		5,892		5,234
Personnel		—		—		—		—		1,385		45		—		(45)		2,007		404		—		3,796		1,093		753
Training expenses		—		—		—		—		—		—		—		—		—		—		—		—		304		131
Contingencies (i)		—		—		—		—		—		—		—		—		—		—		—		—		965		666
Insurances		—		—		—		174		1,252		703		17		(720)		2,246		—		—		3,672		2,246		1,631
Surveillance		—		—		—		—		—		1,171		—		(1,171)		783		—		—		783		446		340
Training courses		—		—		—		—		—		1		—		(1)		327		—		—		327		22		112
(Recovery) Change for contingencies for lawsuits		324		—		—		—		—		—		—		—		—		—		—		324		—		—
Gross sales tax		—		—		—		—		—		5		—		(5)		—		40,027		—		40,027		20,021		13,232
Expenses recovery		—		—		—		—		—		(97,732)		(36,650)		134,382		—		—		—		—		—		—
Unrecovered expenses		—		—		—		—				423		—		(423)		—		—		—		—		—		—
Other		—		—		1,505		3,242		32		3,448		482		(3,930)		3,082		3,024		—		10,885		11,335		10,134

Total as of June 30,2007		107,063		2,728		1,505		69,216		76,251		—		—		—		141,427		113,709		66,642		578,541

Total as of June 30,2006		85,120		2,384		2,354		57,971		43,933		—		—		—		96,882		60,105		49,710				398,459

Total as of June 30,2005		76,964		2,255		1,5911		48,925		23,102		—		—		—		70,670		36,826		47,232						307,565

(i)	Includes Ps. 323 related to a recovery of Provision for contingencies.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2007 and 2006 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2007. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2007 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Price Waterhouse & Co S.R.L.

/s/ Diego Sisto Diego Sisto
Partner

Buenos Aires, Argentina

August 31, 2007

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of June 30, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2007		2006
ASSETS
Cash and due from banks	Ps.	54,578	Ps.	42,900
Banks and correspondents		273,095		284,956

		327,673		327,856

Government and corporate securities (Note 9)		2,159,941		2,802,402

Loans (Note 10)
Mortgage loans		1,767,133		1,547,869
Other loans		1,855,887		903,249

		3,623,020		2,451,118
Plus: Accrued interest receivable		38,496		94,451
Less: Allowance for loan losses (Note 11)		(136,120)		(145,297)

		3,525,396		2,400,272

Other receivables from financial transactions (Note 12)
Securities receivable under repurchase agreements		1,261,850		908,147
Amounts receivable under derivative financial instruments (Note 22)		1,133,603		1,035,997
Loans in trust pending securitization		81,378		100,231
Amounts receivable under reverse repurchase agreements of government and corporate securities		3,573		—
Receivable from Argentine Government compensatory and hedge bonds (Note 2)		260,960		250,872
Other (Note 12)		961,258		731,085

		3,702,622		3,026,332
Plus: Accrued interest receivable		9,757		10,301
Less: Allowance for loan losses (Note 11)		(34,684)		(33,840)

		3,677,695		3,002,793

Investments in other companies		11		38,472

Miscellaneous receivables (Note 13)		325,977		254,190

Bank premises and equipment (Note 14)		105,000		86,224

Miscellaneous assets (Note 15)		16,183		24,040

Intangible assets (Note 14)		29,666		5,412

In-process items		107		71

Total Assets	Ps.	10,167,649	Ps.	8,941,732

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (Continued)

As of June 30, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2007		2006
LIABILITIES AND SHAREHOLDERS' EQUITY LIABILITIES
Deposits
Checking accounts	Ps.	39,288	Ps.	11,533
Saving accounts		183,903		141,724
Time deposits		613,382		434,497
Other deposit accounts		27,927		22,269

		864,500		610,023
Plus: Accrued interest payable		4,060		4,764

		868,560		614,787
Other liabilities from financial transactions
Other banks and international entities (Note 18)		231,619		387,081
Bonds (Note 19)		3,587,186		3,253,792
Argentine Central Bank (Note 17)		218,031		198,329
Amounts payable under derivative financial instruments (Note 22)		968,395		964,753
Borrowings under repurchase agreements collateralized by government securities		965,803		637,719
Obligation to return securities acquired under reverse repurchase agreements of government and private securities		4,159		—
Collections and other transactions on behalf of third parties		22,236		22,940
Other		144,729		104,791

		6,142,158		5,569,405
Plus: Accrued interest payable		84,485		95,274

		6,226,643		5,664,679
Miscellaneous liabilities
Taxes		1,511		5,152
Sundry creditors (Note 24)		38,520		54,304
Other (Note 24)		23,433		8,673

		63,464		68,129
Reserve for contingencies (Note 16)		262,214		205,577
In-process items		2,534		3,521
Minority interests		32,938		31,634

Total Liabilities		7,456,353		6,588,327

SHAREHOLDERS' EQUITY
Common stock		1,500,000		1,500,000
Inflation adjustment of common stock		717,115		1,797,623
Paid-in-capital		—		1
Reserves		68,868		1,191,686
Retained earning / (Accumulated deficit)		425,313		(2,135,905)

Total Shareholders' Equity		2,711,296		2,353,405

Total Liabilities and Shareholders' Equity	Ps.	10,167,649	Ps.	8,941,732

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2007		2006		2005
Financial income
Interest on loans and other receivables from financial transactions	Ps.	547,246	Ps.	443,845	Ps.	502,052
Income from government and corporate securities		330,598		286,469		178,477
Other		4,376		3,489		953

		882,220		733,803		681,482
Financial expenses
Interest on deposits and other liabilities from financial transactions		354,969		398,355		374,389
Contributions and taxes on financial income		19,697		13,829		14,493

		374,666		412,184		388,882
Provision for loan losses (Note 11)		43,673		10,498		16,699
Income from services
Insurance premiums		76,999		53,851		44,764
Commissions (Note 25)		64,044		34,796		31,862
Other (Note 25)		19,318		12,759		11,802

		160,361		101,406		88,428
Expenses for services
Insurance claims		7,172		8,965		7,776
Commissions (Note 25)		64,653		28,860		13,312
Contributions and taxes on income from services		3,179		1,746		1,521

		75,004		39,571		22,609
Administrative expenses
Salaries and social security contributions		111,364		84,440		73,096
Advertising expenses		20,914		15,692		7,217
Value added tax and other taxes		16,987		11,819		10,184
Directors’ and Syndics’ fees		17,541		3,109		2,843
Fees for administrative services		37,744		21,455		13,247
Maintenance and repairs		61,325		44,258		36,260
Other		4,938		4,417		4,163

		270,813		185,190		147,010

Net income from financial transactions	Ps.	278,425	Ps.	187,766	Ps.	194,710

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME – (Continued)

For the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2007	2006	2005
Miscellaneous income
Penalty interest	6,437	5,912	9,567
Loans recoveries	220,745	123,450	59,180
Other (Note 26)	4,642	44,346	15,275

	231,824	173,708	84,022
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	127,046	12,275	113,043
Other (Note 26)	23,398	36,922	13,322

	150,444	49,197	126,365

Income before income taxes and minority interests	359,805	312,277	152,367

Income taxes (Note 28)	1,007	1,321	6,968
Minority interests	(907)	(1,878)	5,623

Net income for the period	357,891	309,078	151,022

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Common stock (Note 30)		Paid in capital		Inflation adjustment of common stock (Note 30)		Reserves				Retained earnings / (Accumulated deficit)		Total shareholders´ equity
							Legal (Note 30)		Voluntary (Note 30)
Balance as of June 30, 2004	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,596,005)	Ps.	1,893,305

Net income for the period		—		—		—		—		—		151,022		151,022

Balance as of June 30, 2005	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,444,983)	Ps.	2,044,327

Net income for the period		—		—		—		—		—		309,078		309,078

Balance as of June 30, 2006	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,135,905)	Ps.	2,353,405

Absorption of accumulated deficit approved by the General Shareholders’ Meeting held on July 21, 2006		—		(1)		(1,080,508)		(1,022,078)		(169,608)		2,272,195		—
Retained earnings distribution approved by the General Shareholders’ Meeting held on April 12, 2007 – Legal Reserve		—		—		—		68,868		—		(68,868)		—
Net income for the period		—		—		—		—		—		357,891		357,891

Balance as of June 30, 2007	Ps.	1,500,000	Ps.	—	Ps.	717,115	Ps.	68,868	Ps.	—	Ps.	425,313	Ps.	2,711,296

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2007		2006		2005
Cash flows from operating activities:
Net income	Ps.	357,891	Ps.	309,078	Ps.	151,022
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		170,719		22,773		129,742
Net gain on investment government securities		(138,070)		(99,240)		(19,916)
Gain on derivative financial instruments		(81,935)		(41,635)		—
Depreciation and amortization		10,000		10,364		5,279
Net gain on sale of premises and equipment and miscellaneous assets		(2,806)		—		(5,476)
Equity gain from unconsolidated subsidiaries		—		—		(283)
Net Indexing (CER and CVS) of loans and deposit		137,689		328,442		(66,645)
Net Interest and indexing (CER) of borrowings and compensations from Argentine Central Bank		9,614		555,021		(146,386)
Loss on sale of the equity investment		16,466		—		—
Minority interest		907		1,878		(5,623)
Net change in trading investments		64,271		(1,107)		(175,173)
Net reverse repurchase agreements of government and corporate securities		(29,192)		(200,866)		(197,101)
Net change in other assets		(301,530)		298,776		210,681
Net change in other liabilities		(120,039)		(26,662)		156,152

Net cash provided by operating activities		93,986		1,156,822		36,273

Cash flows from investing activities:
Increase in loans, net		(1,149,879)		(88,886)		(318,801)
Proceeds from securitization of US dollar-denominated loans		117,115		110,003		184,822
Purchase of government securities		—		(2,437,897)		—
Proceeds from government securities		—		41,645		—
Proceeds from maturities of investments		540,669		278,965		4,438
Sales of investments in other companies		9,272		—		—
Proceeds from sale of premises and equipment		21,463		4,849		5,476
Purchases of premises and equipment, miscellaneous and intangible assets		(66,427)		(12,807)		(11,469)

Net cash used in investing activities		(527,787)		(2,104,128)		(135,534)

Cash flows from financing activities:
Increase in deposits, net		254,477		189,855		239,899
Proceeds from issuance of bonds, notes and other long term debts.		461,205		1,542,400		—
Proceeds from borrowings from Banks		—		154,240		—
Principal payments on bonds, notes, and other debts		(442,359)		(1,261,274)		(575,788)
Increase in borrowings, net		159,086		316,849		374,437

Net cash provided by financing activities		432,409		942,070		38,548

Net decrease in cash and cash equivalents		(1,392)		(5,236)		(60,713)
Cash and cash equivalents at the beginning of the period		327,856		314,059		380,041
Effect of foreign exchange changes on cash and cash equivalents		1,209		19,033		(5,269)

Cash and cash equivalents at the end of the period	Ps.	327,673	Ps.	327,856	Ps.	314,059

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	69,366	Ps.	53,178	Ps.	164,373
Cash paid for presumptive minimum income tax		15,432		12,709		14,516
Non-cash transactions involving securitizations		28,757		24,147		32,214

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

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

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the rules of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribes the accounting reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to companies in general. The significant differences between Argentine Banking GAAP and Argentine GAAP are described in Note 6 to the consolidated financial statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the SEC. See Note 37 for details.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

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

2. Economic and social situation prevailing in Argentina

The argentine economy continues to undergo a sustained economic growth accompanied by an important fiscal and commercial surplus. Within this context, there is an important recovery of the financial system, supported by more stable exchange rates, longer terms for new transactions, lower exposure to the public sector and higher levels of consumer loans.

Against this backdrop, the Bank has increased its profit levels and achieved an important capital strengthening, mainly based on the increase in financial brokerage, the consolidation of its financial margin, and a continuing improvement in all financial indicators as well as an important expansion in their business network.

The Bank is currently one of the strongest contributors to credit growth in the financial system, being the most important aspects the increase in consumer loans and the expansion in the credit card financing market. In addition, the Bank continues to lead the mortgage loans segment.

The situation described above overcame the crisis mainly underwent during 2001 and 2002, during which the National government adopted measures that influenced the banking activity, and specifically the Bank’s activity, among which were: i) a single free exchange market system was established, ii) Deposits and Loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos, iii) compensations to the Financial System for the effects of the asymmetric pesification process, iv) certain adjustments to the Reorganization and Bankruptcy Laws and v) conversion of provincial public debt.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905—Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

•

National Government Compensating Bond in US dollars, due 2012: Compensatory bond—difference between assets and liabilities converted into pesos at Ps. 1.00, for the exchange rate difference of Ps. 0.40, converted into pesos at the Ps. 1.40 =US$ 1 rate: US$ 374,647 thousand (consolidated amount).

•	National Government Hedge Bond in US dollars, due 2012: Hedge Bond—difference between assets and liabilities in US dollars, net of the compensating bond: US$ 845,729 thousand (consolidated amount).

In September 2002 and October 2005 the Argentine Central Bank credited US$ 356,015 thousand and US$ 16,761 thousand in BODEN 2012, respectively, as compensation (consolidated amount).

Finally, between September 2005 and January 2006, hedge BODEN 2012 for US$ 773,531 were subscribed.

In addition, in July 2007 the Bank requested an advance of Ps. 83,012 to purchase US$ 59,294,200 in “National Government Bonds in US Dollars Libor Due 2012” (“BODEN 2012”) pursuant to the provisions of Section 29, subsections f) and g) of Decree No. 905/02 of the Executive Branch and regulations.

In order to guarantee the advance to be received, the Bank submitted as collateral a) Secured Bonds (BOGAR) for a face value of 83,011,880, and b) Mortgage Securities granted customers of the non-financial private sectors, in Situation 1, equivalent to Ps. 26,163.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities – Held-for-investment, ii) the amount in respect of the right to receive the Compensatory and Hedge bonds has been recorded in Other receivables for financial transactions – Receivable for Argentine Government—Compensatory and Hedge bond—In foreign currency, iii) bonds delivered as collateral for Negotiable Obligations and secured facilities to banks, have been recorded in Miscellaneous receivables, and iv) the advance to be requested for the acquisition of the Hedge bond, has been recorded in Other liabilities for financial transactions—Argentine Central Bank.

(ii) Asymmetric indexation

Law 25796, regulated by Decree 117/04, established a mechanism to compensate financial institutions for the effects generated by the application of the Salary Variation Index (CVS) to certain assets, and the Reference Stabilization Index (CER), to certain liabilities.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2007 and 2006, the Bank has recorded the effects of the compensation for the asymmetric pesification as a gain contingency in memorandum accounts for an amount of Ps. 81,645 as of the end of each period.

Mortgage refinancing system

On November 6, 2003, Law 25798, regulated by Decree N° 1284/03, established the creation of a system for the refinancing of mortgage loans and of a restructuring unit for the purpose of analyzing loans arranged prior to the application of the Convertibility Law 23928.

On December 12, 2006, the National Congress approved Law 26177 modifying the Mortgage Refinancing System. The new law establishes the Restructuring Unit, which will be in charge of the analysis and proposal of refinancing of mortgage loans agreed among awardees and the ex Banco Hipotecario Nacional, settled before the Convertibility Law (Law 23928).

3. Comprehensive financial debt restructuring

The financial debt restructuring process resulting from the significant adverse changes that took place in Argentina in 2002, which affected the Bank’s balance sheet and financial position, ended on December 29, 2003. On that date, the term for receiving exchange offers expired and the Bank accepted all existing validly offered securities in view of compliance with the conditions for the Bank’s exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, the total final principal on validly offered securities of Ps. 2,662,242, representing approximately 93% of the total principal on the outstanding securities existing at that date, was settled.

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, where the Bank transferred as trustor, BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. Given the fact that the sole purpose of the trust was to guarantee the payment of interests due on the restructures guaranteed financial debt and that such debt was completely cancelled on January 13, 2006, this trust is in liquidation.

After January 14, 2004, the settlement date of the transaction, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At June 30, 2007, the face value of the obligations exchanged amounted to US$ 8,995 thousand and Euro 10,695 thousand.

At the date of these financial statements, the Bank had honored the total amount of amortization and interest according to the contractual terms.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4. Exposure to the Public Sector

As of the June 30, 2007, the Bank maintains Ps. 3,314,611, in government-related assets:

a)	Government securities for Ps.1,592,200, (BODEN 2012 Ps.1,276,225, BODEN 2008 Ps.4,009, BODEN 2014 Ps.11, BOCON PRE 8 Ps.152,307, BOGAR Ps.147,736, BOCON PRE V Ps.235, BOCON PRO VII Ps.369, BONAR V Ps.9,460, PAR BONDS 2038 Ps.66, DISCOUNT BONDS 2033 Ps.551, NOGOTIABLE BONDS PBI Ps.1,231).

b)	Secured Loans granted by the National Government for Ps.769, originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market.

c)	Loans to the provincial and municipal governments for Ps.116,232.

d)	Rights to receive BODEN 2012 (Compensatory and Hedge bonds) for Ps.260,960 pursuant to Sections 28 and 29 of Decree 905/02.

e)	Other receivables for financial transactions for Ps.1,230,197 of which Ps.719,049 corresponds to repo transactions with BODEN 2012 and Ps. 511,148 corresponds to swap transactions with BODEN 2012 for Ps.414,618, BOGAR for Ps.60,391 and DISCOUNT BONDS 2033 for Ps.36.139.

f)	Miscellaneous receivables of Ps.114,253 related to BODEN 2012 deposited as collateral for the currency swap transaction.

As of June 30, 2007, the Bank has Ps. 218,031 in advances to be requested from Argentine Central Bank for the acquisition of the Hedge Bond (BODEN 2012).

The net exposure to the Public Sector, without considering liquid assets in accounts opened at the BCRA, amounts to Ps.3,096,580 and Ps. 3,728,780 at June 30, 2007 and 2006, respectively.

On June 27, 2005 and July 18, 2006, BACS Banco de Crédito y Securitización SA and the Bank submitted (jointly on the latter date) notes to the BCRA, requesting a review on the calculated amount of the compensation bonds. On September 26, 2006, the BCRA responds to said submittal stating that the Bank is not entitled to any additional compensation whatsoever under the provisions of Decree 905/02.

On December 12, 2006, both banks submitted a note to the Ministry of Economy reporting the illegitimacy of the administrative decision taken by the Argentine Central Bank.

In addition, Decree 905/02 states that in the event of default by the National Government on the payment of principal or interest of BODEN, Secured Loans or BOGAR, of more than 30 days following the respective maturity dates, each financial institution will be entitled to repay in advance, either fully or partially, the advances received for the acquisition of the Hedge bond, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication “A” 4084 dated January 30, 2004, the BCRA resolved that the assets granted as collateral for the advances received for the acquisition of the Hedge bonds, may be excluded from being accounted for at present, technical or theoretical values at the discretion of the institutions, for the total or partial amount of the advances, in which case they should be recorded at the value established by the BCRA.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

January 1, 2006 was the effective date of the provisions of item 12 of Communication “A” 3911 (Communication “A” 4455), indicating that the financial assistance to the Public Sector, may not exceed 40% of total assets as of the last day of the previous month. The Bank’s exposure to the public sector stems from compensations received from the National Government. Therefore, and considering that the exposure to the Public Sector exceed said limit, on January 19, 2006 the Bank informed the BCRA that it would gradually reduce the ratio of its exposure to the Public Sector, to the extent that bonds received from the National Government, as compensation for the asymmetric pesification will start amortizing principal. As of the date of issuance of these financial statements, there were no objections from the BCRA.

Furthermore, the same criterion will be used by the Bank in the event of being forced to receive financial instruments issued by the Trustee of the Mortgage Loan Refinancing Trust as compensation for Private Sector debts—Law 25798.

Communication “A” 4546 dated July 9, 2006, stated that, as from July 1, 2007, exposure to the Public Sector, may not exceed 35% of total assets as of the last day of the previous month.

As of June 30, 2007 the Bank’s exposure to the public sector represents 32.6% of its total assets.

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

Securities classified as “held for trading” are marked to market, at the Buenos Aires Stock Exchange spot quotation, and any changes in their market value is recognized as a gain or loss in the consolidated income statement. Investment securities are carried at acquisition cost plus accrued interest, and discount or amortization of premiums, as applicable.

BODEN US$ 2012 received as compensatory bonds, are classified as “Investment Securities” and are recognized at their technical value (the adjusted balance of each instrument according to contractual conditions), in accordance with the rules issued by the BCRA.

Secured Bonds (“BOGAR”) issued by the Provincial Government within the framework of Decree 1579/02, are recorded at present value as required by the BCRA.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Discount Bonds exchanged for sovereign debt, have been recorded at the lower of (a) the aggregate nominal cash flow until maturity, under the contractual conditions of the new securities, and (b) the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds.

5.3. Loans

The portfolio of performing loans and loans with 90 days or less past due, has been recorded at principal amounts, net of amortization, adjusted by CER, and CVS, where applicable, plus accrued interest and net of allowance for loan losses.

Secured loans issued under Decree 1387/01 and other public sector loans, are valued at the lower of present value (net present value of cash flows according to contract conditions, discounted at the rates established by the BCRA) or technical value (amount adjusted by CER, where applicable, plus interest accrued in accordance with contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, plus CER, where applicable). The differences resulting from this comparison are recorded as an asset offsetting account, if the difference is positive, and expensed if the difference is negative. The balance will be adjusted according to the amount resulting from the calculation of the differences between those items, until they are settled. Once the balance has been settled, any subsequent valuation difference will be expensed.

Secured loans incorporated after February 28, 2003 are valued at cost plus accrued interest at their internal rate of return.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of Ps. 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, as provided for by Decree 1579/02, if those assets were subject to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency prior to December 2001 have been converted into pesos at the exchange rate of Ps. 1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

Law 25796 established the elimination of the CVS since April 2004.

5.4. Interest accruals and adjustments of principal amounts (CER and CVS)

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency whose total terms were more than 92 days. Interest accruals for loans past due more than 90 days, were discontinued.

Adjustments of principal amounts from the application of the CER, were accrued as established by BCRA regulations, and interest accruals for loans past due more than 90 days, were discontinued.

Interest is recognized on a cash basis on past due loans of more than 90 days, after reducing the balance of accrued interest.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.5. Derivative Financial Instruments

The rights and obligations arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been recorded at the exchange rate of that currency following the criterion described in Note 5.1.

Currency swap transactions carried out as a hedge for the Bank’s exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been recorded according to the net asset or liability position derived from variations in the underlying assets and variations in the US dollar exchange rate plus interest agreed for liabilities.

Interest rate swap transactions carried out for purposes of hedging assets and liabilities with fixed and floating rates, have been recorded on an accrual basis, based on the agreed upon lending and borrowing interests rates.

The CER swap, linked to Secured loans due in 2008 and External Debt transaction, has been recorded on an accrual basis, based on the agreed upon lending and borrowing interests rates.

5.6. Securitizations of Loans

The Bank accounted for the transfer of US dollar-denominated and peso-denominated mortgage loans to a mortgage trust and the issuance of mortgage bonds, as a sale and recorded its retained interest in the securitization trusts at their principal amounts. Retained interests relating to certificates of participation are adjusted on a monthly basis to reflect the net results of the Bank's equity in the trusts. A gain or loss is recognized for the difference between the cash proceeds received and the principal balance of mortgage loans underlying the mortgage bonds sold.

Debt securities have been recorded at face value, adjusted by CER, where applicable, plus accrued interest.

5.7. Allowance for Loan Losses

Allowances for loan losses recorded at June 30, 2007 and 2006, cover the minimum reserves required by the BCRA, which consist of the debtors payment capacity and cash-flows analysis for commercial loans and clients aging for consumer loans, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund, including the extraordinary contribution to that fund and the changes in certain estimates related to the loan portfolio.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

b.	After this period expires, the Bank will proceed, as the case may be, as follows:

b.1. If the loan is no more than 30 days past due, it shall be reclassified as “performing” loan.

b.2. If the loan is more than 30 days past due, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing.

c.	All individual loans, which are more than 24 months past due, must be fully reserved. Loans and reserves are charged-off from the Bank’s assets, three months after the date on which those loans were fully reserved.

d.	Those loans that had been charged off, according to c. above, which had been restructured and are still performing, are re-recognized as assets if no delinquency greater than 30 days is showed during the following six months.

As a result of the policies adopted, and in line with BCRA rules, at June 30, 2007 and 2006 the Bank has recorded in memorandum accounts Ps. 816,237 and Ps. 1,076,256, respectively, for loans charged off from the Bank’s assets three months after the date on which those loans were fully reserved.

As of June 30, 2006, the Bank’s Risk and Credit Committee decided to maintain a 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing. Reserves and funds created in connection with the special reserve envisaged by section 13 of Law N° 24143 and the Special fund created by a resolution of the Board dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Based on the foregoing, the Board of Directors of the Bank believes that the allowance for loan losses set up are sufficient to cover the minimum reserves required by Argentine Banking GAAP rules.

5.8. Mortgage Related Insurance

The Bank records provisions for incurred but not reported insurance claims and pending insurance claims based on historical loss experience. The Bank provides property damage, life and unemployment insurance for its mortgage loan customers as well as for debtors of loans which the Bank services. Income from insurance premiums is recognized as it is charged as a component of the monthly loan installment under “Income from services” in the accompanying consolidated statement of income.

The Bank has set up a reserve for pending insurance claims for Ps. 10,947 and Ps. 11,733 as of June 30, 2007 and 2006, respectively.

The Bank discontinues accruing insurance premiums for individual loans when the related loan is over 90 days past due.

5.9. Loans in trust pending securitization

The Bank has executed various financial trust agreements under which it has transferred the fiduciary ownership of certain of its mortgage loans to other financial entities as trustees for the benefit of trust. Once the mortgage loans have been transferred, the trust fund issues the corresponding debt securities and certificates of participation and remits the proceeds to the Bank. The Bank may also retain an ownership interest in the trust in the form of debt securities or certificates of participation.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

These receivables, corresponding to pesified mortgage loans registered in the name of the trustee, are recorded as an asset of the Bank, since the trustee has not issued yet the corresponding debt securities and certificates participation, and therefore the Bank maintains the dual roles of trustor and sole beneficiary.

All the loans in trust at June 30, 2007 are held in a trust where the Bank is the only beneficiary and are not intended to be securitized.

5.10. Investments in Other Companies

Investments in Other Companies include equity interest in companies where a minority interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists.

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the equity method.

As of June 30, 2007 and 2006, investments in other companies include:

Company	Ownership Interest %	Basis of accounting
Mercado Abierto Electrónico SA	0.50%	Cost method
ACH SA	1.00%	Cost method

In order to reinstate the capital of BHN Vida SA, a Company controlled by BHN Sociedad de Inversión SA, the Bank's Board of Directors, through minutes N° 198 dated September 6, 2006, approved an irrevocable contribution of Ps. 2,250 to BHN Sociedad de Inversión SA for future capital increases. Said amount was paid-in on September 26, 2006.

On May 18, 2007 BHN Sociedad de Inversión SA sold its equity investment in Mortgage Systems International LLC ("MSI") to Contactsoft Corp. and Mr. Harold J. Friedman for an amount of US$ 3,000,000.

5.11. Bank Premises and Equipment and Miscellaneous Assets

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank has recorded under “Miscellaneous assets”—properties received in lieu of payment of loans. These assets are initially recognized at the lower of market value or the value of the loan, net of allowances and subsequently, adjusted for inflation (as described in Note 1.d), and depreciation. Depreciation of Miscellaneous assets is also computed under the straight-line method over the estimated useful of the related assets.

5.12. Intangible Assets, Net

Intangible assets represent software expenses as well as start-up costs. These assets are carried at cost, adjusted for inflation (as described in Note 1.d), less accumulated amortization. Intangible assets are amortized under the straight-line method over their estimated useful life.

5.13. Other Financial Instruments

On January 29, 2004, the Bank entered into a transaction as a partial hedging for the Stock Appreciation Right clause (“StARS”) included in the issuance of the Medium-term Secured Facility. This transaction includes the acquisition of 71,100,000 Class D ordinary shares of Banco Hipotecario SA (see Note 30.a.). The amount agreed under this transaction was US$17,519. The Bank recognized the right to receive its shares as an asset, which is marked to market based on the market value of its shares at year end. The maturity date is January 30, 2009.

The rights arising from this purchase have been valued at the lower of the market price of the underlying asset or average quotation price for the last two months. This criteria was implemented as from March 31, 2007. As of June 30, 2006 the rights arising from this purchase have been valued at market value of the underlying asset.

In order to offset the CER index-adjustable foreign currency assets and liabilities the Bank enter into several repurchase agreemensts with certain international entities, which, in aggregate amounted to US$ 300,615 of face value of BODEN 2012. The asset position for these transactions as of June 30, 2007 amounts to Ps. 696,856.

Underlying assets of repurchase agreements with BODEN 2012 have been recorded following the criteria mentioned in the third paragraph of Note 5.2.

As of June 30, 2007, the Bank recorded Ps. 542,654 (asset position) as reverse repurchase agreements involving government securities.

5.14. Valuation of options

Premiums on written and purchased call options have been accrued on a straigth-line basis during the life of the contract.

The balances of the accounts reflecting the contingent liabilities assumed as a result of the written call options are adjusted at the market price of the securities traded at the closing date, and recorded under memorandum accounts.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.15. Minority interest

The breakdown of supplementary equity interests recorded in “Minority interests” in the accompanying consolidated balance sheets is as follows:

	%	June 30
		2007		2006
BHN Sociedad de Inversión SA	0.01%	Ps.	1	Ps.	1
BACS Banco de Crédito y Securitización SA	30.00%	Ps.	32,937	Ps.	31,633
Total		Ps.	32,938	Ps.	31,634

5.16. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2007, 2006 and 2005, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

5.17. Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of Statement of Financial Accounting Standards N° 95: Statement of Cash Flows (“SFAS 95”).

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

5.19. Dismissal indemnities

The disbursements in respect to dismissal indemnities are expensed in the year in which they occur.

5.20. Personnel benefits

The Bank has set up provisions recorded at the present value of the remaining payment for its employees’ retirement plans.

5.21. Reclassifications

Certain balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2007 presentation.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

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

Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2007 and 2006, the Bank carries the government securities received and to be received in the “Government Securities – holdings in investment accounts” and “Other Receivables for financial transactions” captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under Argentine GAAP, those assets should be marked to market with the resulting gain or loss reflected in the income statement, unless the Bank demonstrates the ability and the intention to maintain these securities upon maturity.

b) Loans to the non-financial public sector – allowances for loan losses

Current regulations on the setting up of allowances issued by the BCRA provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under Argentine GAAP, the allowance for losses is recognized when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the terms of the agreements.

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

d) Secured Loans, government and other similar securities

In view of Decree N° 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National State national government securities (classified and valued as “Investment accounts”, according to the criteria established by the BCRA) for national secured loans which, at June 30, 2007 and 2006 were recorded under “Loans to the Public Sector”. Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at June 30, 2007 and 2006 have been disclosed under Government and Corporate Securities.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by the BCRA, except for those granted as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under Argentine GAAP, at June 30, 2007 and 2006 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

Discount Bonds have been valued pursuant to the provisions of Communication “A” 4270, supplementary rules and amendments thereof. Under professional accounting standards, those bonds should be valued at their quotation value less estimated selling expenses.

e) Derivatives

Under Argentine Banking GAAP, derivatives financial instruments have been valued according to the criterion described in Note 5.5. Under Argentine GAAP, the derivatives financial instruments are recorded at fair value.

f) Receivables and debts stemming from refinancing

Under Argentine GAAP, when certain receivables and debts are replaced by others the terms and conditions thereof are substantially different to the original ones, the existing account shall be closed and a new receivable or debt shall be recorded, the accounting measurement thereof shall be made on the best possible estimate of the amount payable or receivable, discounted at a market rate that reflects market valuations on the time value of money and the specific risks of such assets and liabilities. Said transactions are valued under Argentine Banking GAAP standards based on the rates contractually agreed upon and, as the case may be, the risk is measured pursuant to the classification and provisioning criteria specifically set forth.

g) Financial Trusts

Under Argentine Banking GAAP, the certificates of participation in financial trusts have been valued according to the equity method of accounting. In addition, debt securities issued by the trust are recorded at face value, adjusted by CER, when applicable, plus accrued interest and less the negative amount of the equity method applied to the certificates of participation, when applicable. Under Argentine GAAP the certificates of participation and debt securities must be recorded at the lesser of the amortized cost and the market value.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

7. Restricted Assets

At June 30, 2007 and 2006, the Bank has deposited BODEN 2012 for Ps. 114,253 and Ps. 127,263, respectively as collateral for the currency swap transaction.

As of June 30, 2006, “Miscellaneous Receivables”, includes shares under written call options for Ps. 11,256.

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

9. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2007		2006
Held-for-investment- Quoted
BODEN 2012- Compensatory bond (denominated in US$)	Ps.	1,276,225	Ps.	1,992,485
Trading
- Quoted
Argentine government bonds (denominated in Pesos)		167,141		191,397
Argentine government bonds (denominated in US$)		—		19,097
Corporate equity securities (denominated in Pesos)		117,462		84,925
Argentine Central Bank bills—Lebacs (denominated in Pesos) -		403,902		218,068
Corporate equity securities (denominated in US$)		46,377		91,697
- Unquoted
National and Guaranteed government bonds (denominated in Pesos)		148,834		204,733

Total	Ps.	2,159,941	Ps.	2,802,402

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

10. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

•	Public Loans – loans to National Government and Provinces

•	Mortgage loans

•	Construction project loans—loans made to various entities for the construction of housing units

•	Individual residential mortgage loans—mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

•	Other loans—certain financial and non-financial sector loans including loans to credit cardholders and to individuals

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2007		2006
Non-financial public sector	Ps.	113,516	Ps.	185,530
Financial sector		88,604		15,871
Non-financial private sector
With preferred guarantees (a)		1,768,215		1,548,456
Without preferred guarantees (b)		1,652,685		701,261
Accrued interest receivable		38,496		94,451
Reserve for loan losses (see Note 11)		(136,120)		(145,297)

Total	Ps.	3,525,396	Ps.	2,400,272

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)	Includes personal loans for Ps. 509,186 and Ps. 237,324, credit cards loans for Ps. 381,132 and Ps. 102,830, overdraft facilities Ps. 419,797 and Ps. 241,082 and other loans for Ps. 342,570 and Ps. 120,025, as of June 30, 2007 and 2006, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

11. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

a) Loans:

	June 30,
	2007		2006
Balance at beginning of period	Ps.	145,297	Ps.	258,372
Provision charged to income		42,782		737
Loans charged off		(51,959)		(113,812)

Balance at end of period	Ps.	136,120	Ps.	145,297

b) Loans in trust:

	June 30,
	2007		2006
Balance at beginning of period	Ps.	33,840	Ps.	52,963
Provision charged to income		891		9,761
Loans charged off		(47)		(28,884)
Balance at end of period	Ps.	34,684	Ps.	33,840

12. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2007		2006
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	758,275	Ps.	701,419
Unsecured guarantees (1)		2,954,104		2,335,214

Subtotal		3,712,379		3,036,633
Less: Allowance for loan losses		(34,684)		(33,840)

Total	Ps.	3,677,695	Ps.	3,002,793

(1)	Includes Ps. 1,261,850 and Ps. 908,147 of Securities receivables under repurchase agreements and Ps. 1,133,603 and Ps. 1,035,997 of Amounts receivable under derivative financial instruments, as of June 30, 2007 and 2006.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2007		2006
Class B subordinated mortgage-backed bonds	Ps.	222,018	Ps.	196,665
Certificates of participation		223,372		143,350
Bonds held in the Bank’s portfolio (1)		139,997		244,979
Treasury shares receivable (See Note 5.13)		219,272		78,921
Assignment of outstanding mortgage loans (2)		52,137		—
Other		104,461		67,170

Total	Ps.	961,258	Ps.	731,085

(1)	The Bank carries long-term Negotiable Obligations for Ps. 116,945 and Ps. 129,990 as of June 30, 2007 and 2006, respectively, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.
(2)	On June 29, 2007, the Bank accepted the offer to assign certain mortgage loans under collection enforcement proceedings with a book value of Ps. 124,744 as of March 31, 2007, most of which were recorded in memorandum accounts.

13. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2007		2006
Withholdings, credits and prepaid income tax	Ps.	3,863	Ps.	9,361
Receivables from governmental entities		477		495
Recoverable expenses, taxes, and advances to third parties		241		6,130
Attachments for non-restructured ON		91,626		4,202
Guarantee deposit (1)		114,253		127,263
Guarantee for options		—		11,256
Presumptive minimum income – Credit tax (Note 29)		77,888		62,457
Receivables from master servicing activities		4,828		5,389
Directors fees		—		20,292
Other Directors fees		2,548		2,503
Other		34,123		9,946

Subtotal		329,847		259,294
Less: Allowance for collection risks		(3,870)		(5,104)

Total	Ps.	325,977	Ps.	254,190

(1)	As of June 30, 2007 and 2006 guarantee deposits comprised mainly BODEN 2012 granted as collateral to Ps. 114,253 and Ps. 127,263 deposit securing financial agreements, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

14. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2007		2006
Land and buildings	Ps.	107,609	Ps.	99,278
Furniture and fixtures		20,265		15,922
Machinery and equipment		55,507		43,544
Other		2,965		2,143
Accumulated depreciation		(81,346)		(74,663)

Total	Ps.	105,000	Ps.	86,224

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2007		2006
Third parties fees, re-engineering, restructuring and capitalized software costs		29,666		5,412

Total	Ps.	29,666	Ps.	5,412

15. Miscellaneous assets

Miscellaneous assets consists of the following as of the end of each period:

	June 30,
	2007		2006
Properties held for sale	Ps.	11,109	Ps.	21,886
Assets leased to others		5,977		8,157
Other		6,700		2,505
Accumulated depreciation		(7,603)		(8,508)

Total	Ps.	16,183	Ps.	24,040

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

16. Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2007		2006
Legal Contingencies (1)	Ps	. 103,463	Ps.	94,577
Incurred but not reported and pending insurance claims (2)		10,947		11,733
Contingency risks (3)		139,655		90,856
Tax Provision		8,149		8,411

Total	Ps.	262,214	Ps.	205,577

(1)	Includes legal contingencies and expected legal fees.
(2)	As of June 30, 2007 and 2006, it is composed of: technical commitments for Ps. 856 and Ps. 2,253 (pending risks for Ps.856 and Ps. 2,253, without generating charges against the reserve for insufficient premiums), Debts to insured for Ps. 1,841 and Ps. 1,630 (outstanding claims for Ps. 1,228 and Ps. 1,090, IBNR for Ps. 613 and Ps. 540) and Catastrophe Allowances for Ps. 8,250 and Ps. 7,850, respectively.
(3)	Comprised of:

	June 30,
	2007		2006
Stock Appreciation Rights (StAR)	Ps.	67,064	Ps.	34,790
Stock Appreciation Compensation Plan		40,588		26,966
Directors Fees		—		3,133
Provision BHN Inversion – MSI		—		9,978
Contingency sale of non-performing mortgage portfolio		7,000		—
Retirement plans		25,003		15,989

Total	Ps.	139,655	Ps.	90,856

17. Other Liabilities from Financial Transactions—Argentine Central Bank

The amounts outstanding corresponding to the Argentine Central Bank debt and advances, as of the end of twelve month periods are as follows:

	June 30,
	2007		2006
Advances to be requested for the acquisition of the Hedge bond (1)	Ps.	218,031	Ps.	198,329

Total	Ps.	218,031	Ps.	198,329

(1)	Accrued interest plus CER amounted to Ps.116,911 and Ps.97,254 at June 30, 2007 and 2006, respectively. The maturity of this advance will be determined once the Hedge bond is received. Includes CER plus interest at 2% until February 3, 2003.

The Bank has been paying the advances to be requested for the acquisition of the Hedge bond for a face value of US$ 773,531 thousand.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

18. Other Liabilities from Financial Transactions—Other Banks and International Entities

The breakdown of the bank debt is as follows:

				June 30,
Description	Annual interest rate		Maturity date	2007	2006
Warehousing Credit Line Agreement with IFC	8.60%		2009	40,953	—
Loan granted by Deutsche Bank	—		—	—	92,544
Loan granted by Deutsche Bank	—		—	—	154,240
Interbank loans in pesos	(	*)	2007	190,666	140,297

Total				231,619	387,081

(*)	fixed interest rate ranging from 7.70% to 8.80%.

On January 17, 2006 BACS Banco de Crédito y Securitización SA executed a Warehousing Credit Line Agreement with International Finance Corporation. Under this agreement IFC grants the Bank line of credit for up to of US$ 50,000 in two tranches of US$ 25,000 for a term of three years.

19. Other Liabilities from Financial Transactions—Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date		Annual interest rate	2007	2006
EMTN (CHA)
Series III (US$ 100,000 thousand)	07/08/96	07/08/06	a	10.625%	1,113	2,181
GMTN
Series I (US$ 300,000 thousand)	17/04/98	17/04/03	a	10.000%	27,669	34,602
Series IV (US$ 175,000 thousand)	03/12/98	03/12/08	a	13.000%	1,360	1,666
Series VI (US$ 135,909 thousand)	15/03/99	15/03/02	a	12.250%	464	2,095
Series XVI (US$ 125,000 thousand)	17/02/00	17/02/03	a	12.625%	26,797	30,635
Series XVII (EURO 100,000 thousand)	27/03/00	27/03/02	a	9.000%	2,554	2,801
Series XXII (EURO 100,000 thousand)	18/10/00	18/10/02	a	8.750%	—	493
Series XXIII (EURO 150,000 thousand)	06/02/01	06/02/04	a	10.750%	14,319	20,042
Series XXIV (US$ 107,000 thousand)	15/03/02	15/03/05	a	9.000%	12,551	16,531
Series XXV (EURO 165,700 thousand)	15/03/02	15/06/05	a	8.000%	6,068	17,390
Long term bond (US$449,880 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	563,012	650,964
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	946,246	955,262
Series 4 (US$ 150,000 thousand)	16/11/05	16/11/10	a	9.750%	456,855	453,968
Series 4-Tranche II (US$ 100,000 thousand)	26/01/06	16/11/10	a	9.750%	308,559	307,805
Series 5 (US$ 250,000 thousand)	27/04/06	27/04/16	a	9.750%	760,242	757,357
Series 6 (US$ 150,000 thousand)	21/06/07	21/06/10	a	11.250%	459,377	—

					3,587,186	3,253,792

(a)	fixed interest rate
(b)	variable interest rate

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The contractual maturities of bonds are as follows as of June 30, 2007:

Past due (*)	Ps.	92,895
June 30, 2009		251,443
June 30, 2010		710,820
June 30, 2011		1,016,857
June 30, 2012		251,443
Thereafter		1,263,728

Total	Ps.	3,587,186

(*)	Includes debtors who did not accept the restructuring process.

On June 21, 2007, the placement of Negotiable obligations 6 Series (Argentine Peso-Linked Note) launched on June 4, 2007 was closed. The total amount of this transaction amounted to US$ 150,000 thousand due on 2010 and at a fixed interest rate estimated in pesos equal to 11.25%. The Bank will use the net proceedings derived for issuance to grant loans pursuant to the BCRA standards.

20. Prepayment of financial debt

On September 18, 2006 ended the tender offer to purchase, in cash, all nonperforming securities, which were not exchanged within the framework of the exchange offer implemented on January 2004. As a result of this transaction, US$ 5,515 thousand (19.4%) and Euros 1,423 thousand (13.7%) of securities were repurchase, respectively. The tender offer was not carried out in Italy.

As an integral part of the offer above mentioned and pursuant to Section 102 of Legislative Decree N° 58 of 1998 of the Republic of Italy, on December 12, 2006 a tender offer was launched for residents of that country to repurchase defaulted bonds. The tender offer closed on January 19, 2007, and securities were repurchased for US$ 100 thousand and Euros 3,415 thousand.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

22. Derivative Financial Instruments

1.	Cross Currency Swaps: Cross currency swaps were carried out in order to reduce the volatility of the Bank’s results derived from variations in the Euro quotation, in view of the net liability position of that currency, stemming from the restructuring of Euro-denominated negotiable obligations. Through these transactions, the Bank receives Euros, in exchange for a certain amount of US dollars, guaranteed with BODEN 2012. The Bank records the changes in the assets and liabilities position in Euros and US dollars plus the corresponding interest rate. Within this framework, the following transactions have been carried out:

•	On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract for Euros 150,000 thousand which due date shall be December 1, 2013.

•	On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract for Euros 100,000 thousand which due date shall be December 1, 2013.

2.	Credit Currency Swaps: in order to reduce the volatility of the Bank’s results derived from variations in the CER index, in view the net liability position stemming from obligations in pesos adjustable by said index, related to the financial assistance to be requested from the Argentine Central Bank for the subscription of BODEN 2012 pursuant to the provisions of Section 29, subsect. g) of Decree 905/02, the Bank carried out currency swap transactions paying US dollars and receiving in exchange CER index. These transactions are guaranteed with BODEN 2012. The Bank records positive results for its assets position in CER and allocates its results stemming from its liabilities position in accordance with the US dollar variations plus the interest rate agreed upon. Within this framework, the following transactions have been carried out:

•

On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG. According to this transaction, the Bank receives interest at a rate of 2% on a notional principal of Ps. 438,870 adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a notional principal of US$ 150,000 thousand without transfer of principal on each due date.

•

On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 87,537 adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a principal of US$ 30,000 thousand.

3.	Forward contracts: as a result of direct subscriptions of BODEN 2012 to be received from the National Government and partially carried out with funds stemming from the issuance of Negotiable Obligations in foreign currencies, the Bank carried out forward transactions under which it commits to receive US dollars and deliver pesos. Within this framework, on March 23, 2006, the Bank and Deutsche Bank AG entered into a currency swap contract involving US$ 100,000 thousand and Ps. 307,500. The maturity date is March 23, 2046.

4.

Interest rate Swaps: In order to hedge the position relative to issuance of debt at fixed rate and giving consideration to the holdings of floating rate securities, interest rate swap agreements have been subscribed for transactions in foreign currencies through which the Bank receives fixed rate and pays the rate agreed upon during the first year and a variable rate for the remaining term. Within this framework, on May 11, 2006, the Bank and Deutsche Bank AG executed an interest

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

rate swap contract for US$ 100,000 thousand. According to this transaction, the Bank will receive a fixed rate of 9.75% and will pay a 7.75% rate during the first year and, from year 2 through 10, will pay a floating 6-month LIBOR rate plus a spread ranging between 3.3% and 6.2%, according to US short and long term rate s and the level of the 6-month LIBOR rate.

With the same purpose of the former transaction, during the period from April to June 2007 interest rate swap agreements were subscribed with different financial institutions for Ps. 115,000. According to these transactions, the Bank receives a fixed rate (established in 9.20% and 10.20%) and pay a variable rate BADLAR. The due date of the last of these transactions shall be June 2010.

5.	CER Swap linked to Secured Loans due 2008 and External Debt: On February 23, 2007, the Bank entered into a currency swap contract with Deutsche Bank AG applying local legislation through which on an initial notional principal of Ps. 621,496 adjusted by CER an annual 2.5% rate is paid and an annual 4% annual rate with monthly exchanges is received. Amortization shall be carried out in 6 half-yearly installments as from June 2009, the last installment falling due on December 2011. The Swap’s objective is to adjust performance curves of sovereign bonds adjusted by CER, that of Secured Loans adjusted by CER and the existing difference between sovereign bonds with local and foreign legislation.

In addition to the interest rate paid, the Bank assumed the credit risk of the Secured Loans issued by the National Government. In any event of default of those loans, the Bank committed to pay the defaulted amount to Deutsche Bank.

6.	On July 17, 2006, BACS entered into a currency swap contract with a local Financial Entity. According to this transaction, the Bank receives argentine pesos adjusted by CER on a notional principal of Ps. 48,300 and pays interest fixed rates of 12.3% without transfer of principal on each due date.

23. Securitization of mortgage loans

The Bank created sixteen separate mortgage trusts (BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust BHSA I 2002 Mortgage Trust, CHA I Financial Trust, CHA II Financial Trust, CHA III Financial Trust, CHA IV Financial Trust, CHA V Financial Trust, CHA VI Financial Trust, CHA VII and CHA VIII Financial Trust) under its US securitization program and “Cédulas Hipotecarias Argentina – program”. For each mortgage trust, the Bank transfers a portfolio of mortgages originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgages and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage loans conveyed to the trusts are no longer recorded as assets of the Bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

At the date of these financial statements the following trust funds have been set up:

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
BHN I – Issued on 10.29.96 (*)	60,292	18,778	9,302	4,652	93,024
Face value in Ps.	05.25.2005	09.25.2001	01.25.2014	01.25.2014
Declared Maturity Date

BHN II – Issued on 05.09.97 (*)
Face value in Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2001	07.25.2009	03.25.2012	05.25.2013

BHN III – Issued on 10.29.97 (*)
Face value in Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018

BHN IV – Issued on 03.15.00 (*)
Face value in Ps.	36,500	119,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020

BACS I – Issued on 02.15.2001 (*)
Face value in Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020

BACS Funding I Issued on 11.15.2001 (*)
Face value in Ps.	—	—	—	29,907	29,907
Declared Maturity Date				11.15.2031

BACS Funding II Issued on 11.23.2001 (*)
Face value in Ps.	—	—	—	12,104	12,104
Declared Maturity Date				11.23.2031

BHSA I Issued on 02.01.2002
Face value in Ps.	—	—	—	43,412	43,412
Declared Maturity Date				02.01.2021

CHA I Issued on 6.25.2004
Face value in Ps.	40,000	—	5,000	5,000	50,000
Declared Maturity Date	12.31.2010		03.31.2012	03.31.2012

CHA II Issued on 11.19.2004
Face value in Ps.	39,950	—	4,995	5,002	49,947
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2013

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
CHA III Issued on 04.07.2005
Face value in Ps.	50,000	—	6,250	6,270	62,520
Declared Maturity Date	04.30.2012		12.31.2013	01.31.2020

CHA IV Issued on 6.22.2005
Face value in Ps.	54,900	—	4,848	4,849	64,597
Declared Maturity Date	01.31.2013		07.31.2023	07.31.2023

CHA V Issued on 10.20.2005
Face value in Ps.	53,301	—	—	11,700	65,001
Declared Maturity Date	12.31.2014			04.30.2023

CHA VI Issued on 04.07.2006
Face value in Ps.	56,702	—	—	12,447	69,149
Declared Maturity Date	12.31.2016			12.31.2026

CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	—	—	12,848	71,375
Declared Maturity Date	08.31.2017			02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61.088	—	—	13.409	74.497
Declared Maturity Date	08.31.2024			08.31.2028

(*)	Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

24. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2007		2006
Sundry creditors:
Accrued fees and expenses	Ps.	22,919	Ps.	36,998
Unallocated collections		7,881		7,094
Withholdings and taxes payable		3,439		7,561
Other		4,281		2,651

Total	Ps.	38,520	Ps.	54,304

Other:
Directors and Syndics accrued fees	Ps.	6,421	Ps.	3,909
Payroll withholdings and contributions		6,395		2,539
Gratifications		6,598		—
Salaries and social securities		4,019		2,225

Total	Ps.	23,433	Ps.	8,673

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

25. Income from Services and Expenses on Services

Income from Services—Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2007		2006		2005
Loan servicing fees from third parties	Ps.	1,830	Ps.	1,438	Ps.	2,055
Commissions from FONAVI		4,086		3,335		3,041
Commissions for credit cards		47,914		12,287		1,475
Other (1)		10,214		17,736		25,291

Total	Ps.	64,044	Ps.	34,796	Ps.	31,862

(1) Includes Ps. 11,950 and Ps. 22,786 of Commissions for technological services (MSI), as of June 30, 2006 and 2005, respectively.

Other income from services is comprised of the following for each period:

	June 30,
	2007		2006		2005
Reimbursement of loan expenses paid by third parties	Ps.	12,995	Ps.	7,748	Ps.	9,137
Other		6,323		5,011		2,665

Total	Ps.	19,318	Ps.	12,759	Ps.	11,802

Expenses on Services—Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2007		2006		2005
Structuring and underwriting fees	Ps.	9,543	Ps.	9,195	Ps.	4,978
Retail bank originations		105		165		257
Collections		427		273		216
Banking services		46,339		16,220		7,002
Commissions paid to real state agents		8,239		3,007		859

Total	Ps.	64,653	Ps.	28,860	Ps.	13,312

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

26. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income are comprised of the following for each year:

	June 30,
	2007		2006		2005
Income on operations with premises and equipment and miscellaneous assets	Ps.	939	Ps.	3,497	Ps.	1,674
Recovery of Director’s fees		—		9,765		—
Capitalization of the presumptive minimum income tax		—		24,640		—
Other		3,703		6,444		13,601

Total	Ps.	4,642	Ps.	44,346	Ps.	15,275

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2007		2006		2005
Depreciation of miscellaneous assets	Ps.	417	Ps.	380	Ps.	438
Gross revenue tax		590		344		889
Other taxes		9,085		7,727		6,350
BOGAR and Secured Loans valuation adjustment		—		20,806		—
Equity in loss of affiliates		6,141		—		—
Benefits prepayments		—		—		1,725
Other		7,165		7,665		3,920

Total	Ps.	23,398	Ps.	36,922	Ps.	13,322

27. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

Assets:
Cash and due from banks	Ps.	215,695
Government and corporate securities		1,322,601
Loans		145,452
Other receivables from financial transactions		2,567,719
Miscellaneous receivables		185,176

Total as of June 30, 2007	Ps.	4,526,643

Total as of June 30, 2006	Ps.	4,923,492

Liabilities:
Deposits	Ps.	153,855
Other liabilities from financial transactions		4,736,356
Miscellaneous liabilities		571
In-process items		686

Total as of June 30, 2007	Ps.	4,891,468

Total as of June 30, 2006	Ps.	5,234,554

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

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

The Bank has a tax net operating loss carry forward of Ps. 838,675 and Ps. 1,122,184 at June 30, 2007 and 2006, respectively.

29. Presumptive Minimum Income Tax

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

As accepted by the BCRA, at June 30, 2007 the Bank capitalized the Ps. 77,888 tax credit corresponding to the fiscal years between 1999 and 2006 on the basis of projections of accounting and taxable results included in the Business Plan submitted to the BCRA and estimates of the main macroeconomic variables and fluctuations in the financial system for the next 10 fiscal years.

The tax credit balances held by the Bank at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance
1999	4,401
2000	6,034
2001	5,084
2002	9,121
2003	10,592
2004	14,516
2005	12,709
2006	15,431

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

30. Shareholders’ Equity

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

As of June 30, 2007, the Bank’s capital stock consists of 1,500 million of ordinary common shares authorized, issued, and outstanding with a face value of one peso each (according to the decision made by the General and Extraordinary Shareholder’s Meeting held on July 21, 2006).

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI)	A	658,530,880	43.9%	1 vote	(b)
Banco Nación, as trustee for the Bank’s Programa de Propiedad Participada (a)	B	75,000,000	5.0%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors	D	691,469,120	46.1%	3 votes	(c)

		150,000,000	100%

(a)	The Bank’s Programa de Propiedad Participada (“PPP”) is the Bank’s employee stock ownership plan.
(b)	Under the Bylaws, the affirmative vote of the holders of Class A Shares is required in order to effectuate: (i) mergers or spin-offs; (ii) an acquisition of shares (constituting a Control Acquisition or resulting in the Bank being subject to a control situation); (iii) the transfer to third parties of a substantial part of the loan portfolio of the Bank, (iv) a change in the Bank’s corporate purpose; (v) the transfer of the Bank’s corporate domicile outside of Argentina, and (vi) the voluntary dissolution of the Bank.
(c)	For so long as Class A Shares represent more than 42% of the Bank’s capital, the Class D Shares shall be entitled to three votes per share, except that holders of Class D Shares will be entitled to one vote per share in the case of a vote on: (i) a fundamental change in the Bank’s corporate purpose; (ii) a change of the Bank’s domicile to be outside of Argentina; (iii) dissolution prior to the expiration of the Bank’s corporate existence; (iv) a merger or spin-off in which the Bank is not the surviving corporation; and (v) a total or partial recapitalization following a mandatory reduction of capital.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

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

On October 29, 2006, the BCRA established a general procedure to authorize financial institutions to distribute profits.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

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

	Minimum Capital requirement		Shareholders’ Equity
June 30, 2007	Ps.	1,874,897	Ps.	2,689,044
June 30, 2006		1,040,941		2,343,701
June 30, 2005		712,155		2,051,751

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

31. Employee Benefit Plan

The Bank is obligated to make employer contributions to the National Pension Plan System determined on the basis of the total monthly payroll. These expenses are recorded in “Salaries and social security contributions” under the “Administrative expenses” caption in the accompanying consolidated statements of income.

32. Leases

The Bank leases properties to various governmental entities under lease terms ranging from two to nine years. The Bank received rental income from government entities of Ps. 380, Ps.604 and Ps. 682 during the twelve-month periods ended June 30, 2007, 2006 and 2005, respectively. Amounts receivable for rental income and related expenses from government entities were Ps. 364 and Ps 383 as of June 30, 2007 and 2006, respectively.

Cost and accumulated depreciation of the leased assets were Ps. 5,977 and Ps. 2,423 respectively, as of June 30, 2007 and Ps.8,157 and Ps.3,384 respectively, as of June 30, 2006.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

33. Contributions to the Deposit Guarantee Fund

The Argentine Central Bank established rules governing the deposit guarantee system and the methods of computing required contributions. The monthly contributions include a standard contribution of 0.015% of the monthly average of daily balances in demand, saving and time deposits, plus an additional contribution of up to 100% of the standard contribution depending on various weighting factors established by the Argentine Central Bank. The Bank’s contributions to the deposit guarantee system amounted to Ps. 1,111, Ps.726 and Ps.535 during the twelve-month periods ended June 30, 2007, 2006 and 2005, respectively and are recorded in “Contributions and taxes on financial income” under the “Financial expenses” caption on the accompanying consolidated statements of income.

34. Technical Ratios

Net Global Position in Foreign Currency

As a result of the issuance of negotiable obligations and subscription of the Hedge bond (Note 6), the Bank exceeded the limits established by Communication “A” 4503, supplementary rules and amendments, for the Net Global Position in Foreign Currency corresponding to the months of February and March (average liability position exceeding 30% of the Computable Regulatory Capital as of the previous month’s end). Said situation was corrected as to the date of these financial statements for interim periods, thus complying with the regulations in force by means of a swap transaction (Note 5.5).

Communication “A” 4577 dated September 28, 2006, the BCRA established that as from January 1, 2007 the average liability position shall not exceed 15% of the computable regulatory capital as of prior month’s end.

On November 17, 2006, and through Communication “A” 4598, the Argentine Central Bank established that, with the same effective date as Communication “A” 4577, the top limit for the Net global position in foreign currencies may be increased by 15 percentage points if certain conditions set forth therein are met.

35. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. As of June 30, 2007 and 2006, the commitments to extend credit under these arrangements amounted to approximately Ps.147,914 and Ps.112,710, respectively. Furthermore, the Bank has a unilateral and irrevocable right to reduce or change the credit card limit, thus it considered there is no off-balance sheet risk. The total unused credit card limit at June 30, 2007 and 2006 amounts to Ps. 592,048 and Ps. 158,016.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties. The amounts of clearing items in process were Ps. 74,549 and Ps 27,670 as of June 30, 2007 and 2006, respectively.

Additionally, the Bank recorded in memorandum accounts: i) Guarantees provided to the Argentine Central Bank for Ps. 101,353 and Ps. 142,724 as of June 30, 2007 and 2006 respectively, and ii) other guarantees provided not included in the debtor classification regulations for Ps.114,253 and Ps. 127,263 as of June 30, 2007 and 2006 respectively.

36. Out-of-court reorganization plan

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters N° 14, Clerk’s Office N° 28. On October 29, 2004 that court rejected the plan submitted, because it considered that financial institutions may not resort to this type of proceeding. The Bank filed an appeal against the lower court decision, which was rejected by a decision issued by Division D of the Federal Court of Appeals in Commercial Matters; notice thereof was served in May 31, 2006. Against this last Resolution, on June 15, 2006, the Bank filed an extraordinary appeal before the ante la Argentine Supreme Court of Justice, which was granted on October 13, 2006; therefore, this court shall make the final decision on the issue.

On April 23, 2007, the Bank was notified of the decision taken by Argentine Supreme Court of Justice, through which all court proceedings are submitted to Division D of the Federal Court of Appeals in Commercial Matters, in order to, after a decision on the origin of the Extraordinary Appeal lodged by the Bank is made, notification shall be given to the Argentine Central Bank.

Through Resolution N° 282 dated August 16, 2006, the Superintendent of Financial and Exchange Institutions of the BCRA decided to conduct a preliminary investigation on the Bank, its Directors, members of the Syndics Committee and the Financial area Manager (who held office at that time), since it considered the provisions of item 1.3 of Resolution by the BCRA Board of Directors N° 301 dated July 24, 2003, have been violated, since it established that the Bank needed to eliminate all references to an out-of-court reorganization plan, to the terms of the external liabilities restructuring plan submitted before the monetary authority, within the framework of the provisions of Communication “A” 3940. This was informed to the National Securities Commission (CNV) on September 29, 2006. The Bank, as well as its Directors, members of the Supervisory Committee and the Financial area Manager have duly submitted the corresponding deposition requesting to be exempted from any kind of penalty, since to the best of their knowledge no punishable actions took place.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

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

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans.

In accordance with US GAAP, under SFAS N° 91, “Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

b. Public Sector Loan – Exchange of Public Debt

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

During the period ended June 30, 2007, the Bank sold its remaining position in Secured Loans. Therefore, no US GAAP shareholders’ equity adjustment has been recorded as of June 30, 2007.

c. Allowance for loan losses

The Bank’s accounting for its allowance for loan losses differs in some significant respects with practices of US-based banks.

Under Argentine Banking GAAP, the allowance for loan losses is calculated according to specific criteria. This criteria is different for commercial loans (those in excess of Ps. 500) and consumer loans. Loan loss reserves for commercial loans are principally based on the debtors’ payment capacity and cash-flows analysis. Loan loss reserves for consumer loans are based on the client’s aging. Argentine banks may maintain other reserves to cover potential loan losses which management believes to be inherent in the loan portfolio, and other Argentine Central Bank required reserves.

Under US GAAP, the allowance for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Specifically:

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

As of June 30, 2007, 2006 and 2005, the result of applying SFAS N° 114, shows that the Bank recorded under Argentine Banking GAAP for loan losses in excess of this analysis for Ps. 8,878, Ps. 3,290 and Ps. 4,011, respectively.

In addition, the Bank has performed a migration analysis for mortgage consumer loans following the SFAS 5 considerations.

Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, if they do not show delinquency of more than 30 days over a term of six consecutive months. Under US GAAP recoveries of loans previously charged off should be recorded when received.

As of June 30, 2007, the result of the migration analysis showed that the Bank has provided for loan losses in deficit of this analysis for Ps.46,813. For US GAAP purposes, this amount of provision has been charged.

As of June 30, 2006 and 2005, the result of the migration analysis showed that the bank provided for loan losses in excess of this analysis for Ps. 16,036 and Ps. 11,120. For US GAAP purposes, this amount of provision has been reversed.

In addition, for US GAAP purposes, the Bank charges-off all credit card loans balances that are over 180 days past due.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

d. Derivative Instruments

As mentioned in Note 22 the Bank entered into foreign currency swaps transactions to hedge the exchange rate risk attached to liabilities denominated in euros and in pesos plus CER, and assets denominated in US dollars (BODEN 2012) and entered into interest rate swaps to manage its interest rate risk. These swaps involve receiving cash flows in euros or pesos plus CER, based on a nominal value plus a fixed interest rate and paying cash flows in US dollars, also at a fixed rate.

The Bank recognizes a receivable and payable which reflect the amounts to be exchanged at the maturity date. The foreign currency-denominates receivable and payable arising from the contract and the foreign currency-denominated borrowing are revalued at the closing spot exchange rate as the respective balance sheet date.

Under US GAAP, the Bank accounts for derivative financial instruments in accordance with SFAS N° 133 as amended, which establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments embedded within contracts (collectively referred to as derivatives) and hedging activities. This statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure of future cash flows and (c) a hedge for the exposure of foreign currency. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions, that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

Under US GAAP, the Bank’s estimates the fair value of the receivable and payable on the swap contract. As of June 30, 2007, 2006 and 2005 the difference between Argentine Banking GAAP and US GAAP amounts to Ps. (50,188), Ps. (18,087) and Ps. 19,855, respectively.

The Bank’s derivatives do not qualify for hedge accounting treatment under US GAAP. Therefore gains and losses are recorded in earnings in each period.

Under US GAAP, derivatives should be recorded at fair value, on a net basis, and therefore the Bank's assets and liabilities should both be decreased by approximately Ps. 1,047,000, Ps. 990,000 and Ps. 875,000 at June 30, 2007, 2006 and 2005, respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Therefore, for US GAAP purposes, the Bank started recognizing the fair value of the option to receive the Hedge bond in the period ended June 30, 2005. The remaining portion of the Hedge bond to be received as of June 30, 2007 and 2006 is also recognized at their fair value for US GAAP purposes, in accordance with SFAS 133.

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

f. Other government securities

As discussed in Notes above, the Argentine Banking GAAP on government securities allow banks to classify their government securities portfolios into two categories: trading and investment. The Bank’s government securities are classified as trading and are marked to market daily with the resulting gain or loss reflected in the income statement.

The criteria for classification of investments under Argentine Banking GAAP differ from those established by SFAS N° 115. For US GAAP, there is a third category of investments (available for sale) that includes those securities that nor are kept for the purpose of active trading neither the Bank has the ability and intention to keep them until maturity. Securities classified as available for sale under U.S. GAAP (BODEN 2012 and Discount bonds) are reported at market value with unrealized holding gains and losses included as a separate component of shareholders’ equity in other comprehensive income.

Other than temporary impairment

As of June 30, 2004 the Bank held certain defaulted Argentine government bonds. Such bonds were not quoted in the public market and the Bank did not have guarantees or other collateral to claim such payment.

Under US GAAP the Bank evaluates whether there is a decline in the value of the security that is other than temporary as defined by SFAS N°115 and SAB 59. As that date the Argentine government defaulted its debt according to the contractual terms of the securities, an other than temporary impairment had been determined for US GAAP purposes based upon estimated market values at each balance sheet date.

On January 2005, the Bank accepted the offer to exchange its defaulted government securities (principally External Notes), for “Discount Bonds in pesos” and “Par Bonds” issued under the Argentine debt restructuring. On April 1, 2005 the government securities were exchanged.

In accordance with US GAAP, specifically the Emerging Issues Task Force N° 01-07 (“EITF 01-07”), satisfaction of one monetary asset (in this case defaulted government securities) by the receipt of another monetary asset (in the case “Par and Discount Bonds”) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Bonds being received are significantly different in structure and in interest rates than the securities and notes swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

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

Furthermore, Par Bonds, after initial recognition at fair value, are considered by the Bank as trading securities, recording them as of June 30, 2007 and 2006 at market value with gains and losses reflected in the income statement.

In connection with estimating the fair value of the Discount and Par Bonds, the Bank used quoted market values.

Government securities received in payment of loans have been accounted for under US GAAP at market value as of June 30, 2007, 2006 and 2005.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

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

During 2005, 2006 and 2007, the Bank repurchased restructured negotiable obligations and debt. The difference between the carrying value of the repurchased debt under US GAAP and the price paid by the Bank was recognized as a gain for US GAAP purposes.

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

For US GAAP purposes, these types of transactions are covered by different accounting pronouncements depending on the transaction date. For transactions prior to January 1, 1997, SFAS N° 77, Accounting for Sales of Receivables with Recourse and FASB Technical Bulletin N° 85-2, Accounting for Collateralized Mortgage Obligations, provided the authoritative accounting guidance. Under this guidance, the BHN I securitization should be accounted for as a collateralized borrowing. The loans and the restated bond obligations would be reinstated on the balance sheet for US GAAP purposes and would be accounted for in the normal manner as other mortgage loans and borrowings.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

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

Subsequent to the initial recognition, any retained interests in the securitizations should be recorded for as securities under SFAS N° 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS N° 115”) and accounted for as available for sale securities. The retail banks perform servicing of the mortgage loans transferred and BHSA act as master servicer for the securitization trust. The Bank did not recognize any servicing asset or liabilities due to the fact that the master service fee payable to BHSA was considered adequate to what would be demanded by the market.

Mortgage-backed securities created after a securitization of mortgages held for sale should be classified as either trading or available for sale securities in accordance with SFAS N° 65, Accounting for Certain Mortgage Banking Activities and as amended by SFAS N° 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise.

Consequently, the adjustments to record the securitization of the portfolio under U.S. GAAP consists of:

•	The re-consolidation of the loans under BHN I, BACS Funding I, BACS Funding II, BHSA I, BACS II and BACS III resulted in an adjustment. See Note 37.c. for allowance for loan losses.

•

The recognition of the effect of accounting for the certificates of participation in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment for a 100% of the carrying values of such securities as of June 30, 2005 and 2006, considering the economic projections as of those dates and the declarative actions mentioned in Note 23. During the twelve-month period ended June 30, 2007, expectations about the recoverability of such securities have significantly changed considering among others, (a) decisions of the Supreme Court related to pesification matters and (b) new expectations about the CER, which adjusts the

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

face value of the senior debt securities issued by the trust. The fair value of the securities is determined based on expected cash flows, discounted at a market interest rate. Increases in the fair value of these securities are recorded in other comprehensive income. As of June 30, 2007, such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate.

•

The fair value recognition of those certificates of participation and debt securities held by the Bank from certain securitization trusts (CHA I, CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII) considered sales under US GAAP and classification as available for sale securities.

j. Acquisition of Treasury shares

Under Argentine Banking GAAP, an acquisition by a company of its own shares is recognized as an asset and marked to market daily with the resulting gain or loss reflected in the statement of income (see Note 5.13.). Under US GAAP acquisitions of the Bank’s shares adjust Shareholders’ Equity and changes in quoted market prices between the acquisition date and the reporting date are not recognized.

On January 29, 2004 BHSA entered in a transaction with Deutsche Bank AG ("DBAG"). Under this transaction Banco Hipotecario SA paid US$ 17.5 M and DBAG agreed to transfer to the Bank 71,100,000 BHSA Class D shares on January 29, 2009 or at an earlier date, if requested by BHSA (see Note 30.a.). Under Argentine Banking GAAP, BHSA recognized the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings. Under US GAAP, following the guidance of SFAS N° 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” BHSA recognized the right to receive its shares at a future date at cost, as a reduction of equity. Subsequent charges in the market value of the shares are not recognized.

k. Intangible Assets

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain equity transactions are recognized as an intangible asset and amortized in a maximum of five years. Such cost should be expensed as incurred under US GAAP.

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

l. Impairment of fixed assets and foreclosed assets

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

As of June 2007 and 2006, no additional impairment was recorded in fixed and foreclosed assets.

m. Minority Interest

This adjustment represents the effect on minority interest on the US GAAP reconciling items, as appropriate.

n. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For U.S. GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

o. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under US GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For US GAAP purposes the Bank has accounted these type of transactions under SFAS N° 60.

Therefore, the technical reserves for the twelve month periods ended June 2005, 2006 and 2007 were adjusted for US GAAP.

p. Capitalization of interest cost

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

q. Deferred Income Tax

Argentine Banking GAAP requires income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes.

In accordance with Statement of Financial Accounting Standards, or SFAS, N° 109, Accounting For Income Taxes, under US GAAP income taxes are recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is more likely than not that it will not be recoverable.

For the twelve-month periods ended June 30, 2006 and 2005, the Bank believed it was more likely than not, that it would not generate future taxable income sufficient to absorb any of its net deferred tax assets. For that reason, the Bank provided a full reserve of its net deferred tax assets for such years.

As of June 30, 2007 and based on the analysis performed on the realizability of the tax loss carryforwards, the Bank believes it will recover only a portion of the net operating tax loss carryforwards and all the temporary differences, with future taxable income. Therefore, the remaining portion of the net operating tax loss carryforward is more likely than not to be recovered in the carryforwards periods, and hence, a valuation allowance was provided against it.

In a consolidated basis, the Bank has recognized a net deferred tax asset that amounted to Ps. 215,185 and Ps. 6,019, as of June 30, 2007 and 2006, respectively.

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

The Bank’s assets and liabilities would be increased by approximately Ps. 74,443, Ps. 27,624 and Ps.1,663, had US GAAP been applied at June 30, 2007, 2006 and 2005, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

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

t. Effects of Conforming to US GAAP

Reconciliation of shareholders’ equity

		June 30,
		2007		2006
Total shareholders' equity under Argentine Banking GAAP		Ps.	2,711,296	2,353,405
US GAAP adjustments:
- Loan origination fees and costs	(a)		9,252	6,757
- Public Sector Loan received from Bond Swap	(b)		—	(23,326)
- Loan losses reserve	(c)		(89,874)	19,326
- Derivative Instruments	(d)		(50,188)	(18,087)
- Compensatory and Hedge Bonds	(e)		(183,969)	(256,486)
- Other government securities	(f)		(9,110)	(12,602)
- Provincial Public Debt	(g)		(18,446)	(42,046)
- Trouble debt Restructuring	(h)		(158,589)	(169,903)
- Securitization of mortgage loans	(i)		(47,428)	(147,707)
- Acquisition of treasury shares	(j)		(219,272)	(78,921)
- Intangible assets	(k)		(3,513)	(3,490)
- Impairment of fixed and foreclosed assets	(l)		(46,590)	(49,380)
- Minority Interest on US GAAP Adjustments	(m)		5,238	8,143
- Vacation provision	(n)		(4,548)	(2,945)
- Insurance technical reserve	(o)		(1,716)	2,294
- Capitalization of interest cost	(p)		1,471	963
- Deferred Income Tax	(q)		215,185	6,019

Total Shareholders’ Equity under US GAAP		Ps.	2,109,199	1,592,014

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income:

		June 30,
		2007		2006	2005
Net income as reported under Argentine Banking GAAP		Ps.	357,891	309,078	151,022
US GAAP adjustments:
- Prior year adjustments recorded under Argentine Banking GAAP	(s)		—	—	56,013
- Loan origination fees and costs	(a)		2,495	281	(1,419)
- Public Sector Loan received from Bond Swap	(b)		23,326	56,581	10,185
- Loan losses reserve	(c)		(109,200)	12,250	12,260
- Derivative instruments	(d)		(32,101)	(37,942)	12,231
- Compensatory and Hedge Bonds	(e)		74,431	112,927	685,508
- Other government securities	(f)		411	(3,063)	17,958
- Provincial public debt	(g)		8,860	10,121	(30,938)
- Trouble debt Restructuring	(h)		11,314	149,377	169,495
- Securitization of mortgage loans	(i)		(14,708)	(36,183)	(11,727)
- Acquisition of treasury shares	(j)		(140,351)	20,619	(48,348)
- Intangible assets	(k)		(23)	(2,041)	(1,362)
- Impairment of fixed and foreclosed assets	(l)		2,790	2,025	4,054
- Minority interest on US GAAP Adjustments	(m)		(313)	1,551	(2,902)
- Vacation provision	(n)		(1,603)	254	(494)
- Insurance technical reserve	(o)		(4,010)	367	3,390
- Capitalization of interest of cost	(p)		508	963	—
- Deferred income tax	(q)		209,166	7,835	(1,816)

Net income in accordance with US GAAP		Ps.	388,883	605,000	1,023,110

Basic and diluted net income per share in accordance with U.S. GAAP			2,722	4,234	7,160
Average number of shares outstanding (in thousands)			1,428,900	1,428,900	1,428,900

Description of changes in shareholders’ equity under US GAAP:

	Total Shareholders’ Deficit
Balance as of June 30, 2005	Ps.	957,137
Other comprehensive Income		29,877
Net income for the twelve months period in accordance with US GAAP		605,000

Balance as of June 30, 2006	Ps.	1,592,014
Other comprehensive Income		128,302
Net income for the twelve months period in accordance with US GAAP		388,883

Balance as of June 30, 2007	Ps.	2,109,199

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Comprehensive income

SFAS N° 130 "Reporting Comprehensive Income" establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2007, 2006 and 2005, shows all periods in Argentine Banking GAAP format reflecting US GAAP income and comprehensive statement adjustments.

	June 30,
	2007		2006		2005
Income Statement
Financial income	Ps.	813,402	Ps.	1,006,240	Ps.	1,485,845
Financial expenses		(374,666)		(412,184)		(388,882)
Net financial income		438,736		594,056		1,096,963
Provision for loan losses		(152,873)		1,752		(4,439)
Income from services		162,856		101,687		87,009
Expenses for services		(75,004)		(39,571)		(22,609)
Administrative expenses		(267,538)		(184,243)		(144,318)
Net income from financial transactions		106,177		473,681		1,012,606
Miscellaneous income		231,824		173,708		140,035
Miscellaneous expenses		(156,057)		(48,576)		(123,468)
Income before income taxes and minority interests		181,944		598,813		1,029,173
Income taxes		208,160		6,515		(8,783)
Minority interests		(1,221)		(328)		2,720

Net income under U.S. GAAP		388,883		605,000		1,023,110

Other comprehensive income:
Unrealized gains on securities		128,302		29,877		51,476

Other comprehensive income		128,302		29,877		51,476

Comprehensive income	Ps.	517,185	Ps.	634,877	Ps.	1,074,586

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Concentration of risk.

1) Total exposure to the public sector—Argentine government and provinces

The Bank has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of June 30, 2007 and 2006, the Bank had the following assets outstanding (excluding balances with the BCRA):

	June 30, 2007				June 30, 2006
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	769	Ps.	769	Ps.	127,324	Ps.	103,998
Argentine provincial debt		208,127		189,681		244,118		202,072
Other Argentine public-sector receivables (3)		320,610		311,500		377,127		364,525
Compensatory bond received		2,524,145		2,402,174		2,927,668		2,711,071
Compensatory and hedge bonds to be received (1) (2)		260,960		198,962		250,872		210,983

Total	Ps.	3,314,611	Ps.	3,103,086	Ps.	3,927,109	Ps.	3,592,649

(1)	Includes the compensatory bond to be received related to the asymetric pesification and the hedge bond.
(2)	The advance to be requested from the Argentine Central Bank for the subscription of the hedge bond was recorded in "Other Liabilities from Financial Transactions – Argentine Central Bank", for Ps. 218,031 as of June 2007.
(3)	Includes bonds such as national government bonds, Discount and Par Bonds.

Risks and Uncertainties

The quality of the Bank financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. Risks and uncertainties facing the Bank that are generally the result of the recent economic crisis and the resulting government actions, include the fact that an important amount of the Bank's assets are concentrated in Argentine public-sector debt instruments.

As of June 30, 2007, the Bank’s exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 32.6% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government's ability to comply with its payment obligations, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2007, 2006 and 2005

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The market value of the bonds received or to be received from the government will fluctuate significantly as the market for such bonds develops more fully. Therefore, the ultimate settlement of these bonds or the proceeds that would result from their sale may differ significantly from their estimated fair values or carrying values at June 30, 2007.

2) Concentration of deposits

As of June 30, 2007 and 2006, the concentration of deposits is a follow:

	2007		2006
Number of customers	Balance	% of total portfolio	Balance	% of total portfolio
10 largest customers	168,072	19.35%	85,824	13.96%
50 following largest customers	175,079	20.16%	101,170	16.45%
100 following largest customers	61,456	7.07%	33,168	5.40%
Rest of customers	463,953	53.42%	394,625	60.19%

Total	868,560	100%	614,687	100%

Furthermore, and as mentioned before, the quality of the Bank financial condition and results of operations depend to on macroeconomic and political conditions in Argentina, it is reasonably possible than the actual loan losses and other contingent liabilities will differ materially from the amounts recorded.

US GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets, as established by the Bank for US GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds, and on retained interests in securitization trusts were significantly affected by higher discount rates at June 30, 2005. However discount rates at June 30, 2007 and 2006 decreased. Should the discount rates change in the future years, the carrying amounts and charges to income and shareholders' equity will also change. In addition, as estimates to future cash flows change, so too will the carrying amounts which are dependent on such cash flows.

38. Prior year adjustments

On January 30, 2004, BCRA Communication “A” 4084 established a change of criteria for the valuation of assets delivered to the public sector. The effect of this change, which was a gain of Ps. 56,013, was recorded as a Prior year adjustments, as established by BCRA Communication “A” 4095.