Form 20-F
period 2008-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2008-12-30
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

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

Gabriel Blasi

Chief Financial Officer

Tel +(5411) 4323-7449 – finanzas@irsa.com.ar

Moreno 877 22nd Floor

(C1091AAQ) Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2008 was 578,676,460.

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

☒  Yes            ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer  ☐            Accelerated filer  ☒            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by ☐ the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

This annual report includes forward-looking statements, principally under the captions “Summary,” “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

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

This annual report contains our audited consolidated financial statements as of June 30, 2008 and 2007 and for the fiscal years ended June 30, 2008, 2007 and 2006 (our audited consolidated financial statements), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

We prepare our consolidated financial statements as of June 30, 2008 and 2007 in thousands of Pesos and in accordance with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores, which differ in certain significant respects from accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 28 to our consolidated financial statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

In order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income taxes on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP for the years ended June 30, 2006. However, such departure has not had a material effect on our consolidated financial statements. As further discussed below, the CPCECABA issued revised accounting standards, one of which required companies to account for deferred income taxes on an undiscounted basis, thus aligning its accounting practices with that of the Comisión Nacional de Valores. Since the Comisión Nacional de Valores adopted the CPCECABA standards effective for our fiscal year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the Comisión Nacional de Valores regulations.

In order to comply with the regulations of the Comisión Nacional de Valores, we discontinued inflation accounting as of February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of Comisión Nacional de Valores resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the consolidated financial statements.

In compliance with Rule 3-09 of Regulation S-X, also contained in this annual report are the consolidated financial statements of Banco Hipotecario S.A. (“Banco Hipotecario”) as of June 30, 2008 and 2007 and for the twelve months ended June 30, 2008, 2007 and 2006, which also have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

The Comisión Nacional de Valores issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively, adopting with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were effective for our fiscal year ended June 30, 2007. The most significant changes included in the accounting standards adopted by the Comisión Nacional de Valores related to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting. Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when its value in use or its net realizable value, whichever is greater, is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the assets less costs to sell. The new standards also provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandated companies to treat these differences as temporary but allowed a one-time accommodation to continue treating those differences as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by the Central Bank for June 30, 2008, which was Ps.3.025 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2004, 2005, 2006, 2007 and 2008 are to the fiscal years ended June  30 of each such year.

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

A. Selected Financial Data

The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2008, 2007, and 2006 and the selected consolidated balance sheet data as of June 30, 2008 and 2007 have been derived from our consolidated financial statements which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated income statement data for the years June 30, 2005 and 2004 and the selected consolidated balance sheet data as of June 30, 2006 and 2005 have been derived from our audited consolidated financial statements as of June 30, 2006 and 2005 and for the three years in the period ended June 30, 2006 which are not included herein. Certain reclassifications have been made to financial data derived from the audited consolidated financial statements as of June 30, 2006 and 2005 and for the three years in the period ended June 30, 2006 to conform to the presentation of our fiscal year ended June 30, 2008. The reclassifications had no impact on previously reported net income, net income per share, shareholders equity or cash flows.

The selected consolidated balance sheet data as of June 30, 2004 have been derived from our audited consolidated financial statements as of June 30, 2005 and 2004 and for each of the three years in the period ended June 30, 2005, which are not included herein. Certain reclassifications have been made to financial data derived from the audited consolidated financial statements as of June 30, 2005 and 2004 and for the three years in the period ended June 30, 2005 to conform to the presentation of our fiscal year ended June 30, 2008. The reclassifications had no impact on previously reported net income, net income per share, shareholders equity or cash flows.

Summary Consolidated Financial and Other Information for IRSA

	As of and for the year ended June 30,
	(in thousands of US$, except ratios)	(in thousands of Ps., except ratios(2))
	2008(1)	2008	2007	2006	2005	2004
STATEMENT OF INCOME DATA
Argentine GAAP
Revenues:
Development and sale of properties	65,061	196,811	75,751	103,966	32,311	30,257
Office and other non-shopping center rental properties	33,385	100,989	55,683	30,565	19,431	15,144
Shopping centers	114,180	345,395	270,266	215,003	165,529	113,216
Consumer financing	96,208	291,030	212,965	122,969	64,558	30,034
Hotel operations	49,206	148,847	122,681	103,763	87,120	71,295
Financial operations and others	387	1,170	1,410	1,414	940	859
Total revenues	358,427	1,084,242	738,756	577,680	369,889	260,805
Costs	(161,871)	(489,661)	(311,647)	(243,831)	(168,074)	(147,416)
Gross profit (loss):
Development and sale of properties	15,179	45,917	17,928	49,766	14,769	4,408
Office and other non-shopping center rental properties	24,850	75,171	38,984	21,578	11,685	6,871
Shopping centers	81,395	246,220	179,154	137,621	95,748	52,734
Consumer financing	53,555	162,005	136,714	79,036	41,456	18,069
Hotel operations	21,364	64,627	53,721	45,792	38,196	31,246
Financial operations and others	212	641	608	56	(39)	61
Total gross profit	196,556	594,581	427,109	333,849	201,815	113,389
Gain from recognition of inventories at net realizable value	936	2,832	20,737	9,063	17,317	—
Selling expenses	(54,210)	(163,986)	(113,709)	(60,105)	(36,826)	(21,988)
Administrative expenses	(59,502)	(179,994)	(141,427)	(96,882)	(70,670)	(51,400)
Net (loss) income from retained interest in securitized receivables	(417)	(1,261)	3,254	2,625	423	261
Gain from operations and holdings of real estate assets, net	883	2,670	2,568	12,616	27,938	63,066
Operating income (loss):
Development and sale of properties	6,370	19,270	6,177	44,277	20,566	183
Office and other non-shopping center rental properties	17,286	52,289	19,626	11,862	13,220	29,685
Shopping centers	60,252	182,261	124,832	105,583	81,638	58,771
Consumer financing	(5,838)	(17,659)	32,636	24,836	13,546	4,490
Hotel operations	5,964	18,040	14,653	14,552	11,066	10,138
Financial operations and others	212	641	608	56	(39)	61
Total operating income	84,245	254,842	198,532	201,166	139,997	103,328
Amortization of negative goodwill, net	541	1,638	(1,472)	(1,080)	(1,663)	(2,904)
(Loss) gain on equity investees	(4,367)	(13,209)	40,026	41,657	67,207	26,653
Financial results, net	(25,369)	(76,742)	4,099	(40,926)	(11,848)	12,203
Other expenses, net	(1,865)	(5,642)	(14,100)	(18,263)	(14,089)	(12,856)
Income before taxes and minority interest	53,186	160,887	227,085	182,554	179,604	126,424
Income tax and MPIT	(25,822)	(78,112)	(87,539)	(58,791)	(53,207)	(25,720)
Minority interest	(9,223)	(27,900)	(32,449)	(27,190)	(23,152)	(12,842)
Net income	18,140	54,875	107,097	96,573	103,245	87,862
Basic net income per share(3)	0.03	0.10	0.24	0.25	0.37	0.39
Basic net income per GDS(3)	0.33	1.00	2.41	2.54	3.68	3.90
Diluted net income per share(4)	0.03	0.10	0.20	0.23	0.23	0.23

	As of and for the year ended June 30,
	(in thousands of US$, except ratios)	(in thousands of Ps., except ratios(2))
	2008(1)	2008	2007	2006	2005	2004
Diluted net income per GDS(4)	0.33	1.00	2.03	2.28	2.31	2.26
Weighted - average number of shares outstanding	549,277	549,277	444,904	379,506	280,282	225,005
Adjusted weighted - average number of shares(4)	549,277	549,277	558,594	522,636	501,380	554,271
Capital Stock	578,676	578,676	464,969	435,448	357,267	248,803
U.S. GAAP
Revenues	405,884	1,227,797	867,452	621,012	426,499	327,424
Costs	(201,182)	(608,575)	(413,957)	(321,788)	(235,341)	(216,742)
Gross profit	204,701	619,222	453,495	299,224	191,158	110,682
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—
Selling expenses	(46,624)	(141,037)	(104,997)	(66,278)	(36,255)	(23,937)
Administrative expenses	(60,154)	(181,965)	(142,714)	(98,956)	(77,451)	(57,928)
Gain on purchasers’ rescissions of sales	—	—	—	—	—	—
Net (loss) income from retained interest in securitized receivables	(4,604)	(13,928)	(115)	(12,274)	4,591	(1,526)
Operating (loss) income	92,305	279,223	205,669	121,716	82,043	27,291
(Loss) gain on equity investees	(2,398)	(7,253)	42,957	64,697	138,560	(20,161)
Financial results, net	(4,841)	(14,644)	(43,705)	(50,854)	(31,072)	21,195
Other incomes (expenses), net	(2,039)	(6,167)	(13,433)	(7,338)	(10,271)	(4,026)
Income before taxes and minority interest	81,623	246,911	191,488	128,221	179,259	24,299
Income tax and MPIT	(25,896)	(78,336)	(39,176)	(18,678)	(34,747)	(12,528)
Minority interest	(15,358)	(46,459)	(49,090)	(19,597)	(15,114)	(8,946)
Net income	40,369	122,116	103,222	89,946	129,398	2,825
Basic net income (loss) per share(3)	0.07	0.22	0.23	0.24	0.46	0.01
Basic net income (loss) per GDS(3)	0.73	2.22	2.32	2.37	4.62	0.13
Basic net income (loss) before extraordinary items and accounting changes per share(3)	0.07	0.22	0.23	0.24	0.46	0.01
Diluted net income (loss) per share(4)	0.07	0.22	0.20	0.23	0.31	0.01
Diluted net income (loss) per GDS(4)	0.71	2.16	2.05	2.30	3.10	0.13
Diluted net income (loss) before extraordinary items and accounting changes per share(4)	0.07	0.22	0.20	0.23	0.31	0.01
Weighted - average number of shares outstanding	549,277	549,277	444,904	379,506	280,282	225,005
Adjusted weighted - average number of shares(4)	570,472	570,472	540,822	518,606	475,489	225,005
BALANCE SHEET DATA
Argentine GAAP
Cash and banks and current investments	180,229	545,192	856,707	233,438	211,934	163,900
Inventories	60,423	182,780	256,203	162,110	99,811	29,711
Accounts receivable, net	64,930	196,412	215,175	148,462	73,466	37,402
Non-current investments(5)	275,495	833,373	673,273	647,981	542,863	519,499
Fixed assets, net	836,410	2,530,141	2,027,311	1,413,212	1,445,551	1,274,675
Total current assets	295,485	893,842	1,175,790	481,788	389,735	261,651
Total assets	1,478,338	4,471,972	4,144,899	2,740,121	2,524,426	2,208,326
Short-term debt(6)	62,860	190,153	214,193	142,140	130,728	143,126
Total current liabilities	245,378	742,267	652,082	419,228	310,977	256,022

	As of and for the year ended June 30,
	(in thousands of US$, except ratios)	(in thousands of Ps., except ratios(2))
	2008(1)	2008	2007	2006	2005	2004
Long-term debt(7)	370,666	1,121,264	1,222,423	295,282	422,412	468,807
Total non-current liabilities	445,888	1,348,812	1,395,693	385,138	515,381	522,213
Minority interest	150,980	456,715	450,410	449,989	445,839	470,237
Shareholders’ equity	636,092	1,924,178	1,646,714	1,485,766	1,252,229	959,854
U.S. GAAP
Cash and banks and current investments	175,728	531,575	856,318	233,032	212,855	163,435
Inventories	12,861	38,905	160,961	61,720	46,702	25,374
Accounts receivable, net	64,552	195,269	208,377	146,225	72,797	37,402
Other receivables and prepaid expenses	82,365	249,153	238,546	130,995	113,175	126,979
Non-current investments(5)	247,455	748,550	590,646	599,679	436,063	327,883
Fixed assets, net	770,808	2,331,695	1,827,263	1,276,181	1,311,386	1,206,866
Intangible assets, net	5,550	16,789	22,226	468	712	666
Total current assets	301,605	912,354	1,183,147	471,053	386,051	270,883
Total assets	1,384,839	4,219,383	3,997,217	2,503,812	2,291,808	1,923,456
Trade accounts payable	104,115	314,948	293,522	136,362	68,372	46,414
Other liabilities	44,057	133,273	101,764	94,655	90,106	46,524
Short-term debt(6)	62,860	190,153	216,829	120,172	111,994	135,661
Total current liabilities	247,771	749,505	669,983	431,422	314,939	260,521
Long-term debt(7)	370,333	1,120,257	1,225,212	298,570	413,812	465,099
Total non-current liabilities	478,623	1,447,833	1,603,747	558,951	698,344	696,791
Minority interest	127,590	385,959	366,381	355,385	357,062	378,404
Shareholders’ equity	542,435	1,640,864	1,358,739	1,158,364	921,718	587,740
CASH FLOW DATA
Argentine GAAP
Net cash provided by operating activities	105,763	319,933	163,099	194,685	93,490	74,691
Net cash used in investing activities	(260,693)	(788,597)	(510,774)	(136,567)	(126,682)	(97,186)
Net cash provided by (used in) financing activities	49,304	149,145	892,258	(36,767)	52,868	(47,649)
U.S. GAAP(8)
Net cash provided by operating activities	119,904	362,711	111,936	192,589	105,655	92,378
Net cash used in investing activities	(275,549)	(833,536)	(470,318)	(128,687)	(141,746)	(105,061)
Net cash provided by (used in) financing activities	49,304	149,145	900,907	(36,767)	52,868	(47,649)
Effect of exchange rate changes on cash and cash equivalents	714	2,161	2,058	(5,784)	2,899	(8,081)
OTHER FINANCIAL DATA
Argentine GAAP
Capital expenditures(9)	254,115	768,699	419,377	116,201	79,997	26,908
Depreciation and amortization(10)	37,633	113,841	96,996	80,979	74,091	65,491
Ratio of current assets to current liabilities	1.204	1.204	1.803	1.149	1.253	1.022
Ratio of shareholders’ equity to total liabilities	0.920	0.920	0.804	1.847	1.515	1.233
Ratio of non-current assets to total assets	0.800	0.800	0.716	0.824	0.846	0.882
Working capital(11)	50,107	151,575	523,708	62,560	78,758	5,629

(1)

Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2008 which was Ps.3.025 per US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates and Exchange Controls.” Sums may not total due to rounding.

(2)	In thousands of Pesos of June 30, 2008. Sums may not total due to rounding.

(3)	We have calculated earnings per share data under Argentine GAAP and U.S. GAAP based on the weighted average number of common shares outstanding during the respective period. Each Global Depositary Shares (“GDS”) represents ten common shares.

(4)	Under both Argentine and U.S. GAAP we have considered the diluted effects of our outstanding convertible notes and warrants. However, under U.S. GAAP, we have used the treasury-stock method in calculating the diluted effect of the outstanding warrants. In addition, the computation of diluted net income per share / GDS under U.S. GAAP for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share / GDS. Each GDS represents ten common shares.

(5)	Includes our 11.8% investment in Banco Hipotecario and our investments in undeveloped parcels of land.

(6)	Includes short-term debt and current mortgages payable.

(7)	Includes long-term debt and non-current mortgages payable.

(8)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of SFAS No. 95 under U.S. GAAP. See Note 28 to our consolidated financial statements for details of the differences in classifications affecting the categories of cash flows.

(9)	Includes the purchase of fixed assets (including facilities and equipment), undeveloped parcels of land and renovation and remodeling of hotels and shopping centers. Also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets.

(10)	Corresponds to depreciation and amortization included in operating income.

(11)	Working capital is calculated by subtracting consolidated current liabilities from consolidated current assets.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. Since June 30, 2002, the Peso has appreciated versus the U.S. dollar from an exchange rate of Ps.3.80 =US$1.00 to an exchange rate of Ps.3.4060=US$1.00 at December 17, 2008 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During the fiscal year 2008, the Central Bank has indirectly affected the exchange rate market, through active participation, in order to counteract external shocks.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Fiscal year ended June 30, 2007	3.1080	3.0480	3.0862	3.0930
Fiscal year ended June 30, 2008	3.1840	3.0160	3.13958	3.0250
June 2008	3.1110	3.0160	3.0485	3.0250
July 2008	3.0440	3.0140	3.0230	3.0440
August 2008	3.0520	3.0250	3.0333	3.0300
September 2008	3.1350	3.0280	3.0833	3.1350
October 2008	3.3880	3.1340	3.2423	3.3880
November 2008	3.3870	3.2850	3.3264	3.3730
December 2008	3.4680	3.3830	3.4175	3.4060

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.

(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.

(3)	Average month-end closing exchange rates.

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

C. Reasons for the Offer and Use of Proceeds

This item is not applicable.

D. Risk Factors

You should carefully consider the risks described below, in addition to the other information contained in this annual report. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares and GDSs involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Related to Argentina

Argentina’s recent growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, in particular the energy sector, operating near full capacity. Additionally, the current global financial crisis and economic downturn has begun to have a significant adverse impact on the country’s performance and could worsen in the foreseeable future. Commodities prices, particularly those related to Argentine exports such as soybean, have declined significantly recently. Access to international financing, already limited as a result of the sovereign default in 2002, is currently virtually unavailable. Moreover, the country’s relative stability since 2002 has been affected recently, by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. A deterioration in the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilizing in 2003. However, inflationary pressures have since reemerged with consumer prices increasing by 12.3% in 2005. In 2006 and in 2007, inflation was 9.8% and 8.5%, respectively, in part due to actions implemented by the Argentine government to control inflation, which included limitations on exports and price arrangements agreed to with private sector companies. However, in spite of this decline in inflation, uncertainty surrounding future inflation may impact the country’s growth.

As of November 30, 2008, according to the argentine statistics and census agency, or INDEC, consumer prices increased by 7.9% on an annualized basis.

In the past, inflation has undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment would impact in the long term credit market and real estate market and may also affect Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists as well as the international and Argentine press have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing inflation. At the time that INDEC adopted this change in methodology, the Argentine government also replaced several key personnel at INDEC, prompting complaints of governmental interference from the technical staff at INDEC . In addition, the International Monetary Fund, or IMF, has requested that the government clarify its inflation rates. More recently, in June 2008, INDEC published a new consumer price index that eliminates nearly half of the items included in previous surveys and introduces adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a study of a national household consumption survey from 2004 to 2005 in addition to other sources; however, the new index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports,. In addition, if it is determined that it is necessary to correct the consumer price index and the other INDEC indexes derived from the consumer price index, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.

Argentina’s ability to obtain financing from international markets is limited which may affect its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately US$126.6 billion in total outstanding debt remaining. Of this amount, approximately US$19.5 billion are defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt. As of June 30, 2008, the total outstanding debt was approximately US$ 149.8 billion.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Centre for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. As of the date of this annual report, the ICSID has rendered decisions in eight cases, requiring the Argentine government to pay approximately US$ 1.0 billion plus interest in claims.

Argentina has recently reinitiated discussions with holdout creditors and certain multilateral institutions. However, Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth which could have a material adverse effect on the country’s economy and, consequently, our business. In addition, the difficulties Argentina faces to access financing in the international markets could have an adverse effect on our capacity to obtain financing in the international markets in order to finance our operations and growth.

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

If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. Moreover, it would likely result in a decline in the value of our common shares and the ADSs as measured in U.S. dollars.

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

The Argentine government has historically exercised significant influence over the country’s economy. Additionally, the country’s legal and regulatory frameworks have at times suffered radical changes, undue political influence and significant uncertainties. Moreover, during its crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

The nationalization of Argentina’s pension funds will adversely affect local capital markets.

In December 2008, the Argentina government transferred the approximately Ps. 94.4 billion (US$29.3 billion) in assets held by the country’s ten private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the government-run social security agency (ANSES).

AFJPs were the largest participants in the country’s local capital market. With the nationalization of their assets, the local capital market is expected to diminish in size and be substantially concentrated in the hands of the government. In addition, the government will become a significant shareholder in many of the country’s private companies. As a result, access to liquidity may be further limited, funding costs may rise and the government may have greater influence over the operations of private companies.

The nationalization of the AFJPs has adversely affected investor confidence in Argentina. In addition, we cannot assure you that the government will not take similar measures in the future that interfere with private sector businesses and adversely affect the economy.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Many of these restrictions were substantially eased after the crisis. However, in June 2005, the government issued decree No. 616/2005, that established additional controls on capital inflows, including the requirement that, subject to limit exemptions, 30% of funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. This measure increases the cost of obtaining foreign funds and limits access to these funds.

The Argentine government may impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in the future, for example in response to capital flight or depreciation of the peso. These restrictions may have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859 eliminating the limitation on companies´ ability to purchase foreign currency and transfer it outside Argentina to pay dividends. However similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the ADSs. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

The stability of the Argentine banking system is uncertain.

During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions. This massive withdrawal of deposits was largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain peso-dollar parity in the context of its solvency crisis. To prevent a run on the U.S. dollar reserves of local banks, the government restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. While the condition of the financial system has improved, adverse economic developments, even if not related to or attributable to the financial system, could result in deposits flowing out of the banks and into the foreign exchange market, as depositors seek to shield their financial assets from a new crisis. Any run on deposits could create liquidity or even solvency problems for financial institutions, resulting in a contraction of available credit.

In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth.

The Argentine economy could be adversely affected by economic developments in other global markets, in particular the current global financial crisis and economic downturn.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including Argentina and the availability of funds for issuers in such countries. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility.

The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina may also be affected by the economic conditions of major trade partners, such as Brazil, or countries such as the United States, that are significant trade partners and/or have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be impacted by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

In 2008, particularly in recent months, the global financial system has been experiencing unprecedented volatility and disruption. The current financial turmoil has led to a significant tightening of credit, low levels of liquidity, extreme volatility in fixed income, credit, currency and equity markets and capital outflows away from emerging markets, including Argentina. This financial crisis has also begun to significantly and adversely impact global economic conditions. Countries around the world are currently experiencing a significant deterioration in economic conditions, including the United States which is currently in a pronounced recession. These conditions have had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future. Although the extent of the impact is difficult to predict at this time, current global financial and economic conditions are expected to have a material adverse effect on Argentina’s economy, and consequently on our business.

If the decline in international prices for Argentina’s main commodity exports continues it could have an adverse effect on Argentina’s economic growth and on our business

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control.

Argentina’s recovery from the crisis at 2001 and 2002 has depended to a significant extent on the rise in commodity the prices, particularly prices of its main commodity exports, such as soybean. High commodity prices have contributed significantly to government revenues from taxes on exports. In recent months, the prices of the commodities that Argentina exports have decline significantly. If commodity prices continue to decline, the growth of the Argentine economy, could be adversely affected. Such occurrence would have a negative impact on the levels of government revenues and the government’s ability to service its debt.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of several years of recession, and the forced conversion into Pesos and subsequent freeze of gas and electricity tariffs, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints. The federal government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production and transportation capacity and energy generation and transportation capacity over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed.

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

We own several plots of land which are not zoned for development purposes or for the type of developments we intend to propose, including Santa María del Plata (through Solares de Santa María S.A.) and Puerto Retiro (through Puerto Retiro S.A.C.I. y N (“Puerto Retiro”)). In addition, we do not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, we may be affected by building moratoria and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

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

We currently carry liability and fire insurance policies that cover potential risks such as property damage, negligence liability, fire, falls, collapse, lightning and gas explosion, electrical and water damages, theft and business interruption on all of our properties. Although we believe the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims and terrorism and acts of war that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property.

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

We have focused on development projects intended to cater to affluent individuals and have entered into property swap agreements pursuant to which we contribute our undeveloped properties to ventures with developers who will deliver to us units in full-service apartments in premium locations. At the time the developers return these properties to us, demand for premium apartments could be significantly lower than we currently project. In such case, we would be unable to sell these apartments at the prices or in the time frame we estimated, which could have a material adverse effect on our financial condition and results of operations.

It may be difficult to buy and sell real estate quickly and transfer restrictions apply to some of our properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary its portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. A significant portion of our properties are mortgaged to secure payment of indebtedness, and if we are unable to meet its mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, it might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In transactions of this kind, we may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

We may be negatively affected by the financial crisis in the U.S. and global and capital markets.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

The capital and credit markets have been experiencing extreme volatility and disruption during the last months. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

The current economic environment for real estate companies and credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of available credit for acquisitions would be likely to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, and value added properties where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we need access to equity capital and also debt financing.

Current disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Presently, access to capital and debt financing options are severely restricted and it is uncertain how long current economic circumstances may last. Any consideration of sales of existing properties or portfolio interests may be tempered by current decreasing property values. Our ability to make scheduled payments or to refinance our indebtedness´ obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. There can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We have had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2008, our consolidated financial debt was Ps.1,311.4 million (including accrued and unpaid interest and deferred financing costs). Although we are generating sufficient funds from operating cash flows to satisfy our debt service requirements and our capacity to obtain new financing is adequate, given the current availability of credit lines with banks, we cannot assure you that we will maintain such cash flow and adequate financial structure in the future. The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, current disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Presently, access to capital and debt financing options are severely restricted and it is uncertain how long current economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could place us at a disadvantage compared to our competitors who are less leveraged and limit our ability to react to changes in market conditions such as the current international crisis, changes in the real estate industry and economic downturns. Although we have successfully restructured our debt, we cannot assure you that we will not relapse and become unable to pay our obligations.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. Also, the illiquidity of the international capital markets and the illiquidity of the local capital market, due to the nationalization of the Argentine private pension funds, may create us additional difficulties to obtain future financing. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

The current credit crisis could have a negative impact on our major customers which in turn could materially adversely affect our results of operations and liquidity.

The current credit crisis is having a significant negative impact on businesses around the world. Although we believe that our cash provided by operations and available borrowing capacity under the current conditions will provide us with sufficient liquidity through the current credit crisis, the impact of the crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in the demand for leasable spaces and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. If the international financial crisis has a substantial impact on economic activity in Argentina, it will likely have a material adverse effect on the revenues from the shopping center activity.

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

We are subject to payment default risks due to our investments in consumer financing through our subsidiary Alto Palermo.

Through our subsidiary Alto Palermo we own as of November 30, 2008 a 93.4% interest in Tarshop S.A., or Tarshop, a company dedicated to the consumer financing business that originates credit cards accounts and personal loans to promote sales from Alto Palermo’s tenants and other selected retailers. For the fiscal year ended June 30, 2008, Tarshop had net revenues of Ps 291.0 million, representing 45.5 % of Alto Palermo’s consolidated revenues and 26.8% of our consolidated revenues for such fiscal period and incurred a net loss of Ps 18.6 million. For the three months ended September 30, 2008, Tarshop had net revenues of Ps. 48.8 million, representing for such period 33.9 % of Alto Palermo’s consolidated revenues and 22.3% of our consolidated revenues for such fiscal period, and incurred a net loss of Ps. 57.1 million.

Consumer financing businesses such as Tarshop are adversely affected by defaults or late payments by borrowers and card holders on credit card accounts, difficulties enforcing collection of payments, fraudulent accounts and the writing off of past due receivables. Alto Palermo may face higher liquidity risks due to the nationalization of the AFJPs. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the current credit crisis and other conditions, some customers experienced delays in payments and delinquency rates increased during the year ended June 30, 2008. Moreover, delinquency rates further increased as of September 30, 2008 and thereafter. Tarshop has increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates.

The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond our control, which, among others, include:

adverse changes in the Argentine economy;

adverse changes in the regional economies;

political instability;

changes in regulations;

increases in unemployment; and

erosion of real and/or nominal salaries.

Recent months have witnessed an unprecedented, and largely unpredicted, turmoil in financial markets in the US and in global economies. This contraction and the factors described above may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s consumer financing business.

In addition, if our consumer financing business is adversely affected by one or more of the above factors, the quality of Alto Palermo’s securitized receivables is also likely to be adversely affected. Therefore, Alto Palermo could be adversely affected to the extent that Alto Palermo holds an interest in any such securitized receivables.

Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps.156.8 million in equity certificates as of June 30, 2008.

The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps.156.8 million and Ps.19.4 escrow reserves for losses. As of September 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps.161.2 million and Ps.17.9 million escrow reserves for loses. Due to the factors mentioned above, as of June 30, 2008, Tarshop recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect current fair value. For the three months ended September 30, 2008 no additional impairment charge of related to the retained interests in securitized receivables was necessary.

Alto Palermo cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation. The Company may also face higher liquidity risks on financial trusts.

Our subordinated interest in Tarshop’s securitized assets may have no value.

Tarshop S.A., an Alto Palermo subsidiary, is a consumer financing company that originates credit card accounts and personal loans to promote sales from Alto Palermo’s tenants and other selected retailers. Tarshop operates in the issuance, processing and marketing of its own non-banking credit card called Tarjeta Shopping and grants loans and personal credits.Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps.156.8 million in participation certificates as of June 30, 2008. As of June 30, 2008, the Company has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests in securitized receivables to reflect current fair value of the participation certificates.

We cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation. In addition, as the nationalization of the AFJPs may cause cost an increase in funding costs, we may also face higher liquidity risks on financial trusts.

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

affluence of tourists, which can be affected by a slowdown in global economy; and

taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land, buildings and shoppings, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, cancellation of licenses, and revocation of authorizations. In addition, public authorities may issue new and stricter standards, or enforce or interpret existing laws and regulations in a more restrictive manner, which may force us to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on our business.

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

Our principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of our revenues are derived from such properties. For the fiscal year ended June 30, 2008, more than 88% of our consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although we own properties and may acquire or develop additional properties outside Buenos Aires, we expect to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations.

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

If the bankruptcy of Inversora Dársena Norte is extended to our subsidiary Puerto Retiro, we will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

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

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.5 million, as of June 30, 2008, would be lost. As of June 30, 2008, we had not established any reserve in respect of this contingency.

Property ownership through joint ventures may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in the Shopping Center segment, we own 63.3% of Alto Palermo, while Parque Arauco S.A. owns 29.6%. We own 80% of Panamerican Mall S.A., while 20% is owned by Centro Comercial Panamericana S.A. In the Development and Sale segment, we have a majority ownership interests in various properties, including 100% ownership of Pereiraola S.A. We also have ownership of 50% in Puerto Retiro and Cyrsa. In addition we have a 90% stake in Solares de Santa María S.A., while Sutton Group owns the remaining 10%. In the Hotel operations segment, we own 50% of the Llao Llao Hotel, while another 50% is owned by the Sutton Group. We own 80% of the Hotel Libertador, while 20% is owned by Hoteles Sheraton de Argentina S.A. In the financial services sector, we own 11.8% of Banco Hipotecario, while the Argentine government has a controlling interest in it. Finally, after the end of fiscal year ended June 30, 2008 we acquired a 30% interest in Metropolitan 885 Third Avenue LLC.

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

On November 6, 2003 Law No. 25,798 was enacted. It established a system to restructure debts resulting from unpaid mortgage loans, by creating a trust by means of which the Executive Branch will refinance the mortgage debts and reschedule the maturity date. Financial institutions were given up to 60 business days from the enactment of the law to accept said terms. This law was partially modified by Law No. 25,908 (enacted on

July 13, 2004), which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion to such system. The term for financial institutions to accept the system was extended in several occasions by Decree No. 352/2004, Law No. 26,062, Law No. 26,084 and Law No. 26,103.

On November 8, 2006, Law No. 26,167 was enacted. It established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. Such special proceedings give creditors ten days to inform the debtor the amounts owed to them and thereafter agree with the debtor on the amount and terms of payment. In case of failure by the parties to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgments, judicial and extrajudicial auctions, evictions and other proceedings related to the mortgage loans contemplated in such law.

We cannot assure you that laws and regulations relating to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect our business, financial condition or result of operations.

Dividend restrictions in our subsidiaries’ debt agreements may adversely affect us.

We have subsidiaries and hence an important source of funds for us is cash dividends and other permitted payments from our subsidiaries. The debt agreements of our subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness.

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

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud. As of November 30, 2008, such beneficial ownership consisted of: (i) 290,654,653 shares held by Cresud, (ii) 1,503,602 shares held by IFISA, (iii) 661,000 shares held by Consultores Assets Management S.A., (iv) 4,425,439 held by Dolphin Fund PLC, a limited liability company organized under the laws of Isle of Man, (v) 21,874,790 shares held by Agrology S.A., a subsidiary of Cresud, and (vi) 342,197 shares held directly by Mr. Elsztain.

Conflicts of interest between our management, us and our affiliates may arise in the performance of our respective business activities. As of November 30, 2008, Mr. Elsztain also beneficially owned (i) approximately 33.4% of Cresud’s common shares and (ii) approximately63.3% of the common shares of our subsidiary Alto Palermo. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that their affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we have significant currency exposure.

As of June 30, 2008, the majority of our liabilities, such as our 8.5% notes due 2017, Alto Palermo’s Series I Notes, the mortgage loan to our subsidiary Hoteles Argentinos S.A. and Alto Palermo’s convertible notes are denominated in U.S. dollars while our revenues and most of our assets as of June 30, 2008 are denominated in

Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers.

During the last years, retail sales by means of the Internet have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

Risks Relating to our Investment in Banco Hipotecario

Our investment in Banco Hipotecario is subject to risks affecting Argentina’s financial system.

As of June 30, 2008, IRSA owned 11.8% of Banco Hipotecario which represented 6.5% of our consolidated assets at such date. Banco Hipotecario recorded losses of Ps. 91.0 million for the year ended June 30, 2008. Moreover, for the three months ended September 30, 2008, Banco Hipotecario recorded losses of Ps. 239.6 million and might record new losses for the rest of the fiscal year. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of its loan portfolio, its financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003 and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

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

Over the past few months, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. Despite the actions taken by central countries, the international markets’ future is still uncertain.

As regards Argentina, and after June 30, 2008, stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates, a situation that is still ongoing as of the date of issuance of this report. Banco Hipotecario considers that these situations did not exist as of June 30, 2008, but arose subsequent to that date.

As a result of the situation described above, the market value of the BODEN 2012, BOGAR and Discount bonds as of December 15, 2008, decreased approximately by Ps.806,451 compared to its market value as of June 30, 2008. The decrease in the prices of government securities plus the increase in the Argentine credit risk originated the necessity to increase the guarantees deposited for swap and repo transactions.

In addition, as a consequence of the financial situation described above, the decrease in the quotation of Banco Hipotecario’s shares have caused a decrease in the fair value of the Total Return Swap approximately by Ps.37,328 as of December 15, 2008 compared to its fair value as of June 30, 2008.

The net position of the derivative financial instruments have experienced a decline of Ps.114,388 as of September 30, 2008, compared to June 30, 2008, as a consequence of the financial crisis described above. Subsequently, and as of the date of issuance of this report, the main variables that determine fair value (EURO/US Dollar/BADLAR/LIBOR/Country Risk), continue being affected by the market volatility mentioned before.

Banco Hipotecario’s management is monitoring the effects derived from the above situation described in order to implement the necessary measures to mitigate its effect. This document must be analyzed taking into consideration the scenario described above.

Banco Hipotecario relies heavily on mortgage lending and the value of our investment in it depends in part on its ability to implement successfully its new business diversification strategy.

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

In accordance with Emergency Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia, or CER, a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a decree providing that mortgages originally denominated in U.S. dollars and converted into Pesos pursuant to Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. Through December 31, 2002, the WPI and the CVS posted cumulative increases of 118.2% and 0.2%, respectively, and the CER increased 41.4%. During 2003, inflation rose by 4.3% as measured by the WPI, 3.7% as measured by the CER and 15.8% as measured by the CVS. As a result, only 10% of Banco Hipotecario’s mortgage loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. The CVS increased until it was repealed by 5.3%, whereas the increase in CER was 5.5% as of December 31, 2004 and the WPI increased by 7.9%. During 2005, the CER was 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased by 10.3% and 7.1%, respectively. In 2007, CER and WPI increased by 8.5% and 14.4% respectively. For the six months period ended June 30, 2008, the CER increased 6%.

Argentina’s history prior to the adoption of the Convertibility Law, which set the exchange rate of the Argentine Peso to the U.S. dollar at Ps.1.00 = US$1.00, raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. As a result of the high inflation in Argentina from 2002 onwards, Banco Hipotecario’s mortgage loan portfolio experienced a significant decrease in value and if inflation continues increasing, it might continue to undergo a major decrease in value. Accordingly, an increase in Banco Hipotecario’s funding and other costs due to inflation might not be offset by indexation, which could adversely affect its liquidity and results of operations.

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

Law No. 26,167, enacted on November 29, 2006, suspended foreclosures and also established a special proceeding for the enforcement of certain mortgage loans. Such special proceedings give creditors a 10-day period to inform the court of the amounts owed under the mortgage loan. Soon thereafter, the judge will call the parties for a hearing in order to reach an agreement on the amount and terms of payment thereunder. In case of failure by the parties to reach such agreement, they will have a 30-day negotiation period, and if the negotiations do not result in an agreement, then, payment and conditions will be determined by the courts.

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

On December 7, 2007 Law No. 26,313 was enacted, establishing a mandatory restructuring of certain mortgage loans that were granted by the former Banco Hipotecario Nacional prior to April 1, 1991, for the purchase, improvement, construction and/or expansion of single family residences, or for the repayment of loans that were used for any of such purposes. On December 19, 2008, through Decree 2107/08, the government issued regulations explaining its scope of application. This law applies only to non-performing mortgage loans granted before April 1, 1991, and requires a new balance calculation for loans affected. Banco Hipotecario S.A., as legal successor to the former Banco Hipotecario Nacional, has estimated that it has enough loan allowances to face possible negative economic effects that could arise from this situation.

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

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between June 30, 2005 and June 30, 2008, Banco Hipotecario’s portfolio of non-mortgage loans grew 150.9% from Ps.911.0 million to Ps.2,361.4 million. A substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, in the future Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, we cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of BODEN and other public securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank accounting rules which differ in certain material respects from Argentine GAAP. During 2002, Central Bank accounting rules were modified in several respects that materially increased certain discrepancies between Central Bank accounting rules and Argentine GAAP. In accordance with Central Bank accounting rules, Banco Hipotecario’s consolidated balance sheet as of June 30, 2008 includes US$684.7 million of BODEN issued by the Argentine government as compensation for pesification, as well as an US$84.4 million asset representing its right to acquire additional BODEN. Banco Hipotecario’s consolidated balance sheet as of June 30, 2008 also includes Ps.239.1 million representing Central Bank borrowings which Banco Hipotecario incurred to finance its acquisition of the additional BODEN. Since September 30, 2005 Banco Hipotecario has subscribed additional BODEN 2012 in the amount of US$773.5 million and reduced Central Bank borrowings in the amount of Ps.1,844.0 million. Additionally, its most recent consolidated annual income statements include the accrual of interest income to be received on BODEN not yet received and interest to be paid adjusted by CER on Central Bank borrowings.

In accordance with Central Bank accounting rules, the BODEN reflected on Banco Hipotecario’s consolidated balance sheet as of June 30, 2008 have been recorded at 100% of face value. The fair value of the Boden 2012 as of June 30, 2008, decreases the shareholder’s equity in Ps.212.6 million.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2008, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign currency-denominated assets by approximately US$238.3 million. Substantially all of Banco Hipotecario’s foreign currency assets consist of dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

Because of its large holdings of BODEN and other government securities, Banco Hipotecario has significant exposure to the Argentine public sector.

On December 23, 2001, the Argentine government declared the suspension of payments on most of its sovereign debt, which as of December 31, 2001, totaled approximately US$144.5 billion, a substantial portion of which was restructured by the issuance of new bonds in the middle of 2005. Banco Hipotecario has a significant exposure to the Argentine government’s solvency. As of June 30, 2008, the net exposure of Banco Hipotecario to the Argentine public sector, without considering liquid assets in accounts opened at the BCRA, amounts to Ps. 2,526,723. The market value of Boden and other government securities as of December 15, 2008, decreased by approximately Ps.877.1 million compared to its market value as of June 30, 2008. Further, defaults by the Argentine government on its debt obligations, including Boden and other government securities held by Banco Hipotecario, would materially and adversely affects its financial condition which would in turn affect our investment.

The market value of lower-case and other government securities as of October 31, 2008, decreased by approximately Ps.1.029 million compared to its market value as of June 30, 2008.

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

In addition, irrespective of what percentage of Banco Hipotecario’s outstanding capital stock is represented by Class A Shares, the affirmative vote of the holders of Class A Shares is required to adopt certain decisions. Class D Shares will not be converted into Class A Shares, Class B Shares or Class C Shares by virtue of their reacquisition by the Argentine government, PPP, or Programa de Propiedad Participada (or the Shared Property Program), participants or companies engaged in housing development or real estate activities.

According to the Privatization Law, there are no restrictions on the ability of the Argentine government to dispose of its Class A shares, and all but one of such shares could be sold to third parties in a public offering. If the Class A shares represent less than 42% of Banco Hipotecario’s total voting stock as a result of the issuance of new shares other than Class A shares or otherwise, the Class D shares we hold will automatically lose their triple voting rights. If this were to occur, we would likely lose its current ability, together with our affiliates that also hold Class D shares of Banco Hipotecario, to exercise substantial influence over decisions submitted to the vote of Banco Hipotecario’s shareholders.

Banco Hipotecario will continue to consider acquisition opportunities which may not be successful.

From time to time in recent years, Banco Hipotecario has considered certain possible acquisitions or business combinations, and Banco Hipotecario expects to continue considering acquisitions that it believes offer attractive opportunities and are consistent with its business strategy. We cannot assure you, however, that Banco Hipotecario will be able to identify suitable acquisition candidates or that Banco Hipotecario will be able to acquire promising target financial institutions on favorable terms. Additionally, its ability to obtain the desired effects of such acquisitions will depend in part on its ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

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

The GDSs are freely transferable under US securities laws, including shares sold to our affiliates. Cresud, which as of November 30, 2008, owned approximately 54.0% of our common shares (or approximately 312,529,443 common shares which may be exchanged for an aggregate of 31,252,944 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and the GDS.

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

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2008, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, U.S. holders of our equity securities will be subject to certain United States federal income tax rules that have negative consequences for U.S. holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our equity securities at a gain, as well as additional reporting requirements. See “Taxation – Certain United States Federal Income Tax Consequences – Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the US securities markets or markets in some other jurisdictions. In addition, rules and policies against self dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and GDSs at a potential disadvantage.

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

A. History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943 under Argentine law as a sociedad anónima (stock corporation), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and Global Depositary Shares representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Bolívar 108 1st floor, Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Buenos Aires, Argentina. Our telephone is

+54 (11) 4323-7400, and our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is P.O. Box 11258 Church Street Station, New York, New York 10286, and whose telephone is +1-610-312-5315.

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

The excellent prospects of the offices business had pushed us to make an important investment in this segment by acquiring Bouchard 710 building on fiscal year 2005, covering 15,014 square meters of rentable premium surface.

In the 2007 fiscal year, we consolidated our cash generating rental businesses, consummating various significant acquisitions in the shopping center and office building business segments.

We purchased Edificio Bouchard Plaza, also known as Edificio La Nación, a 23-floor AAA office building with a total leaseable area of 33,324 sqm., located in downtown Buenos Aires. We also purchased Edificio Dock del Plata which has a gross leaseable area of 7,921 sqm located in the exclusive area of Puerto Madero. With these new purchases, we increased our premium office leaseable area by 70%, our share in this market segment raised close to 20%. We also launched the development of an office building at Dock IV of Puerto Madero, which will have approximately 11,000 sqm. of leasable surface.

In December 2006, we started to operate our tenth shopping center. Located in the neighborhood of Villa Cabrera in the city of Cordoba, Cordoba Shopping has a 35,000 sqm. total area, 104 stores, 12 cinema screens and a parking lot for 1,500 vehicles. Moreover, through our subsidiaries, we have started the construction of one of our most important projects; The Panamerican Mall, placed in the neighborhood of Saavedra, City of Buenos Aires, in the intersection of the Panamericana Highway and General Paz Avenue. The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office building and/or a residential building.

In order to finance the investments and developments detailed above, in February 2007 we issued 8.5% US$150 million ten-year notes. Bids were received for up to 350% of the offer price, showing the investor community’s strong support for our business plan. In addition, in May 2007 APSA issued 7.875% US$120 million ten year notes and 11% Ps.154 million five year notes.

On August 27, 2007, we acquired a 50% ownership interest in an office building including in place leases of 31,670 square meters of gross leaseable area, known as the BankBoston Tower for the total consideration of US$54 million including in place leases. This modern property is located at 265 Carlos María Della Paolera in the City of Buenos Aires, and was designed by the recognized Architect Cesar Pelli.

On December 28, 2007, Alto Palermo entered into an agreement with INCSA, an unrelated party, for the acquisition of the Soleil Factory shopping center business, for US$ 20.7 million, of which US$ 8.1 million were paid and recorded as supplier advances. The transaction is subject to certain conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will begin to accrue fixed interest at 5% per year. This balance will be paid in seven annual installments starting one year after the signing of the contract. As part of the same agreement, Alto Palermo entered into an offer to acquire, construct and operate a shopping center on land belonging to INCSA located in San Miguel de Tucuman, Province of Tucuman, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction, among other suspensive conditions. The parties determined the value of this transaction to be US$ 1.3 million.

In April 2008, we acquired a building known as “República Building”, a property located in the City of Buenos Aires. This property, designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,533 gross leaseable square meters to our portfolio. We paid US$ 70.2 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 33.6 million accruing interest at a fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009. On May 6, 2008, we filed with the Antitrust Authority a request for its opinion as to the need to notify the Comisión Nacional de Defensa de la Competencia (or Antitrust Authority) the acquisition of Edificio República. The Antitrust Authority advised us that we were in fact required to so notify it. We challenged this opinion in the local courts.

On June 27, 2008, Alto Palermo acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Shopping Alto Palermo”. The transaction was executed for a total price of US$17.8 million.

On July 2, 2008, we acquired a 30% interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company organized under the laws of Delaware, United States of America. The main asset of Metropolitan is a 34 story building known as the Lipstick Building located at third avenue between 53rd and 54th streets in Manhattan, New York City. In addition to this asset, the acquired company also includes the debt related to this building. The purchase price paid was US$ 22.6 million. The property has approximately 59,000 square meters of leasable space. Also, we acquired the right ( “put right”) to sell the 50% of our stake in a period starting 6 months after this transaction until the third year anniversary of this transaction. Additionally, we acquired the right of first offer for 60% of the 5% currently held by of one of the shareholders of Metropolitan.

Capital Expenditures

Five months period-Fiscal Year 2009. For the five months of fiscal year 2009 we invested Ps. 116.9 million in capital expenditures of which mainly (i) Ps. 70.9 million were related to the construction of Panamerican Mall; (ii) Ps.

19.4 million in improvements in Dique IV, (iii) Ps. 10.2 million were related to the improvements of our shopping center properties and (iv) Ps. 7.4 million in the Hotel segment, of which Ps. 4.2 million were invested in Sheraton Libertador Hotel. Regarding the capital expenditures for the rest of fiscal year 2009, they could vary according to the potential events described in our risk factors section.

2008 Fiscal Year. For the fiscal year ended June 30, 2008, we invested Ps.768.7 million of which Ps.419.0 million were related to the acquisition of business and assets, mainly the purchase of two buildings (including their in place leases) known as “Edificio República” and “Torre Bank Boston” for Ps.228.3 million and Ps.173.9 million, respectively. We also made investments in fixed assets of Ps. 332.5 million of which, Ps.257.7 million were invested million through Alto Palermo primarily in the partial construction of the Panamerican Mall for Ps.114.4 million, improvements of shopping centers for Ps.50.0 million, in the initial payment for the transfer of Soleil Factory shopping center for Ps.25.6 million, and Ps.40.0 million in the Hotel segment of which Ps. 30.7 million were invested in Hotel Llao Llao. We also invested Ps. 23.1 million relating to Patio Olmos Building and Ps. 16.1 were related to advance payment for a plot of land located at Beruti 3571.We also invested Ps.17.2 million in undeveloped parcels of land.

2007 Fiscal Year. For the fiscal year ended June 30, 2007, we invested Ps.419.4 million of which Ps.410.1 million, were related to the acquisition of Bouchard 551 for Ps.243.2 million, Ps.96.4 million through Alto Palermo primarily for the improvement of shopping centers and Ps.57.1 million in the Hotel segment, of which Ps.49.4 million were invested in Hotel Llao Llao. We also invested Ps.9.3 million in undeveloped parcels of land.

2006 Fiscal Year. For the fiscal year ended June 30, 2006, we invested Ps.116.2 million of which Ps.54.1 million were related to our shopping centers totaling Ps.33.6 million, and in the Hotel segment of Ps.20.1 million.

We believe that our two principal developments projects, the construction of Panamerican Mall through our subsidiary Alto Palermo and our residential project Horizons through CYRSA, will be finished in the first half of 2009 and in early 2011, respectively. However, in view of the current market conditions, construction might suffer some delays. In addition, during the construction period we may need additional financing, which will be dependent the prevailing market conditions at the moment we need the funds.

Recent Developments

Impact of recent credit crisis. During recent months, the world’s principal financial markets have suffered the impact of volatility, lack of liquidity, and uncertainty. Consequently, stock market indexes showed a significant decline worldwide as a result of an evident economic slowdown. Although many countries took immediate action, the future of the international markets is uncertain. We do not yet know direct effects of the crisis on the market value of major financial assets, particularly equity and debt instruments.

In Argentina, stock markets also showed a pronounced downward trend in the price of equity and debt instruments. We also saw increases in interest rates, country risk and foreign exchange rates. As of the date of this annual report, these effects persist. Management is closely evaluating and monitoring the effects of the current liquidity crisis and will take all corrective actions that are necessary.

In addition, we and our subsidiaries have experienced declines in our respective stock prices during the three months ended September 30, 2008 as compared to the prior quarter. Management believes that this decline is reflective of the current macro-economic conditions and is not related to our operating performance. The stability of our tenants (measured by the levels of occupancy in our properties as well as the delinquency or uncollectibility rates) as well as the market value of our properties has not been significantly affected by the current credit crisis as of the date of this annual report. We believe that the stock prices have declined due to reasons unrelated to our business fundamentals. As of the date of these annual report , management believes that the declines in stock prices are temporary.

Furthermore, we have a 11.8 % equity interest in Banco Hipotecario as of June 30, 2008 and carried this investment under the equity method of accounting. Banco Hipotecario recorded losses of Ps. 91.0 million for the year ended June 30, 2008. Moreover, for the three months ended September 30, 2008, Banco Hipotecario recorded losses of Ps. 239.6 million and could record losses for the rest of the fiscal year. Such losses are primarily due to the decline in the market value of the Argentine government bonds Banco Hipotecario received as compensation and held in its portfolio. In spite of these losses, Banco Hipotecario remains well-capitalized in compliance with regulatory guidelines as of June 30, 2008 and thereafter.

Banco Hipotecario also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of Banco Hipotecario.

We considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) our ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for us; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying our business. The evaluation of other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. As of the date of these annual report, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

In addition, the other business segment affected by the current credit crisis is Consumer financing. This segment includes the origination of consumer loans and credit card receivables and securitization through the indirect subsidiary Tarshop activities.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by our shopping centers, hypermarkets and street stores, and financing and lending activities. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. We provide an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management’s judgment.

Due to the current credit crisis and other conditions, some customers experienced delays in payments and delinquency rates increased during the year ended June 30, 2008. Moreover, delinquency rates further increased as of September 30, 2008 and thereafter. Tarshop has increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7million as of September 30, 2008. We are closely monitoring the delays, delinquency and uncollectibility rates.

Tarshop´s generated a net loss of Ps. 18.6 million for the year ended June 30, 2008. For the three months ended September 30, 2008, Tarshop generated an additional net loss of Ps. 57.1 million. After year-end, we contributed an additional Ps. 60.0 million and increased its interest from 80% to 93.4% as of November 30, 2008. We have committed to support Tarshop financially under a credit line up to a maximum amount of Ps. 120.0 million, including the Ps. 86 million already contributed. At present we are evaluating the suitability of capitalizing these loans. We have taken several actions to enhance Tarshop’s capital base from streamlining operations to closing redundant stores to revising and making credit criteria more stringent. The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008 Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses, respectively. As of September 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps.161.2 million and Ps.17.9 escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008, Tarshop has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect current fair value. For the three months ended September 30, 2008 no additional impairment charge of related to the retained interests in securitized receivables was necessary.

Acquisition of ownership interest. On July 2, 2008, we acquired a 30% interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company organized under the laws of Delaware, United States of America. The main asset of Metropolitan is a 34 story building known as the Lipstick Building located at third avenue between 53rd and 54th streets in Manhattan, New York City. In addition to this asset, the acquired company also includes the debt related to this building. The purchase price paid was US$ 22.6 million. The property has approximately 59,000 square meters of leasable space. Also, we acquired the right ( “put right”) to sell the 50% of our stake in a period starting 6 months after this transaction until the third year anniversary of this transaction. Additionally, we acquired the right of first offer for 60% of the 5% currently held by of one of the shareholders of Metropolitan.

Coto Air Space – Barter commitment between Alto Palermo and CYRSA. In July, 2008 Alto Palermo entered into a barter agreement with CYRSA pursuant to which Alto Palermo, subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for a small cash payment (US$0.09 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Dique IV, Puerto Madero. Our current portfolio of projects includes the addition of 11,000 square meters of leasable area in Dique IV in Puerto Madero, currently under construction and entailing a total projected investment of approximately Ps.50.5 million. Completion is scheduled for the beginning of calendar year 2009.

Torres Renoir, Dock III. On November 24, 2008, the Decree of Co-Ownership and Administration of the Renoir building developed on plot 1.c. was granted. The first lien mortgages established by DYPSA on plot 1.c. and on plot 1.e were cancelled, and a new first lien mortgage was established on the functional units to be delivered to IRSA and on an additional functional unit. On the same date, DYPSA began the process of registration of deeds of the units to be delivered to IRSA as consideration in kind for the sale of the plot. The deeds will be granted to IRSA or its assignees within 45 days.

Acquisition of ours shares and consolidation of financial statements. In the first quarter of fiscal year 2009, Cresud purchased 32,539,475 of our shares. As a result of this acquisition, Cresud’s investment in our common shares increased from 42.13% as of June 30, 2008 to 47.76% as of September 30, 2008.

From July 1, 2008 to December 17, 2008 Cresud acquired an additional 68,712,005 of our shares on the open market for US$ 47,423,279. Thus, Cresud’s direct and indirect interest in us through Cresud’s affiliates amounts to 54.01%. Therefore Cresud consolidates us as from that date.

Cresud´s purchase of our Notes. As of November 25, 2008, Cresud had acquired nominal value US$25.21 million of our 8.500% Series No. 1 Notes due 2017, for an average weighted price of US$ 0.4844952 per Note, totaling US$ 12,214,124.

Tarshop. As a result of the current international financial scenario, a high volatility has been observed in interest rates and systemic delinquency has increased, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have resulted in the need to review the general economic and the business specific prospects.

In order to face the growing volatility in the international financial markets and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 Alto Palermo decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased its equity interest in Tarshop S.A. from 80% to 93.4%.

In addition, Alto Palermo implemented several actions aimed at improving Tarshop S.A.’s performance, including the revision of the point of sale structure, a 17% headcount reduction, the closing of 13 points of sale and a 10% reduction in leased centralized areas.

In line with the commercial actions, various other measures have been implemented, including:

(i)	A new distribution channel structure.

(ii)	Changes in cash lending plans and shops financing, which involved tightening its credit origination and credit limits in order to improve our delinquency rates.

(iii)	Renegotiation of conditions with shops.

In addition, the recent changes introduced in the tax treatment of financial trusts and other reforms made by the National Executive Branch result in the need to monitor Tarshop S.A. and fine-tune its positioning strategy to gear with the changing conditions.

On October 2008 in the light of the difficult market conditions and in compliance with the strategic plan devised and implemented by Alto Palermo, subordinated loans were granted to Tarshop S.A. for a total amount of Ps. 51 million to improve its financial position given the particular moment by which the financial trust segment is going through, that is a source in Tarshop’s financing.

On November 25, 2008, Alto Palermo completed a disbursement of Ps. 35 million to Tarshop S.A. This disbursement was subject to the revision and verification of the debt portfolio of Tarshop S.A. by Alto Palermo’s Management and the Board of Directors. The amount was part of a credit line of up to Ps. 120 million, Alto Palermo granted to Tarshop S.A. to strengthen it financially, to fund its operating costs and to reposition Tarshop S.A. given the complex situation existing temporarily in the Financial Trusts markets. Out of the credit line approved, as of November 25, 2008, Ps. 86 million were disbursed. At present, Alto Palermo is evaluating the suitability of capitalizing these loans.

Repurchase of Alto Palermo’s Notes. On September 12, 2008 Alto Palermo announced the repurchase of its Serie II Notes for a face value of US$ 3.0 million. As a result, the amount of Alto Palermo’s Notes in its portfolio had a face value of US$ 4.8 million. On November 25, 2008, Alto Palermo announced the repurchase of its Fixed Rate Notes due 2017, Serie I for a face value of US$ 5.00 million.

Cresud’s Purchase of Alto Palermo´s Notes. As of November 25, 2008, Cresud had acquired nominal value US$5.00 million of Alto Palermo’s Series I Notes due 2017, for an average weighted price of US$ 0.4185 per Note, totaling US$ 2.1 million.

Purchase of Alto Palermo´s Notes. On November 25, 2008, we announced the acquisition of nominal value US$8.03 million of Alto Palermo’s Series I Notes due 2017, for an average weighted price of US$0.39820 per Note and for a total amount of US$ 3.2 million

Torres Rosario Project. On November 27, 2008, Alto Palermo executed the deed of barter transfer, resulting from the execution of the option granted to Condominios del Alto S.A. to purchase parcel 2-h. This parcel represents 11,686 square meters. As consideration for its acquisition Condominios del Alto S.A. agreed to deliver forty two housing units, with a total constructed surface area of 3,182 square meters, representing 22% of the apartment area of the building and 47 parking spaces, representing 22% of the parking area of the building.

Luján. In May 2008, we entered into a preliminary purchase contract with transfer of possession with Birafriends S.A. (an unrelated party) for the acquisition of a plot of land in Luján, Province of Buenos Aires, for a total purchase price of US$ 3.0 million. We paid US$ 1.2 million and the remaining balance will be paid at the time of the signing of the deed. On December 2008, we assigned the preliminary purchase contract to Cresud. Cresud will pay the remaining balance at the time of the signing of the deed, and will also refund us the amount we paid at the time of the signing of the preliminary purchase.

B. Business Overview

Operations and principal activities

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•	the acquisition, development and operation of shopping centers,

•	the origination of consumer loans and the securitization of corresponding receivables,

•	the acquisition and development of residential properties and undeveloped land reserves for future development and sale,

•	the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, and

•	the acquisition and operation of luxury hotels.

As of June 30, 2008, we had total assets of Ps.4,472.0 million and shareholders’ equity of Ps.1,924.2 million. Our net income for the fiscal years ended June 30, 2006, 2007, and 2008 was Ps.96.6 million, Ps.107.1 million, Ps.54.9 million, respectively. We are the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

Consolidated Revenues by Geographic Area

	Revenues for fiscal years ended June 30, (1) (2)
	2006	2007	2008
	(in thousands of Pesos)
Offices and other non-shopping center leased properties:
City of Buenos Aires	29,918	55,032	100,384
Buenos Aires Province	647	651	605
Shopping Centers and Consumer Financing Operations:
City of Buenos Aires	281,119	407,294	532,020
Buenos Aires Province	25,151	31,249	39,958
Salta Province	5,243	6,635	9,598
Santa Fe Province	11,823	15,464	20,040
Mendoza Province	14,636	18,779	24,232
Córdoba Province	—	3,810	10,577
Sales and Developments:
City of Buenos Aires	99,949	74,536	189,296
Buenos Aires Province	3,942	1,124	4,030
Córdoba Province	75	91	57
Salta Province	—	—	3,428
Hotels:
The City of Buenos Aires	64,607	74,601	92,043
Rio Negro Province	39,156	48,080	56,804
Mendoza Province	—	—	—
Total The City of Buenos Aires	475,593	611,463	913,743
Total Buenos Aires Province	29,740	33,024	44,593
Total Rio Negro Province	39,156	48,080	56,804
Total Santa Fe Province	11,823	15,464	23,468
Total Salta Province	5,243	6,635	9,598
Total Córdoba Province	75	3,901	10,634

	Revenues for fiscal years ended June 30, (1) (2)
	2006	2007	2008
	(in thousands of Pesos)
Total Mendoza Province	14,636	18,779	24,232
Total	576,266	737,346	1,083,072

(1)	Shopping centers do not include income for sales and developments.

(2)	Revenues do not includes our income from “Financial operations and others” segment.

Shopping Centers. We are engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo. Alto Palermo operates and owns majority interests in ten shopping centers, six of which are located in the Buenos Aires metropolitan area, and the other four of which are located in the Provinces of Mendoza, Rosario, Córdoba and Salta. Our Shopping Center segment had assets of Ps.1,705.0 million as of June 30, 2008, representing 38.1% of our consolidated assets at such date, and generated operating income of Ps.182.3 million during our 2008 fiscal year, representing 71.5% of our consolidated operating income for such year.

Consumer Financing. We operate a consumer financing business through our majority-owned subsidiary, Tarshop S.A. Tarshop originates consumer loans and credit card accounts and generally securitizes a portion of its portfolio of receivables. Tarshop’s consumer financing operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card activities through securitization of the receivables underlying the accounts we originate. Our revenues from credit card operations are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. Our consumer financing segment had assets of Ps. 134.1 million as of June 30, 2008, representing 3.0% of our consolidated assets and generated an operating loss of Ps. 17.7 million during our fiscal year ended June 30, 2008 representing (6.9%) of our consolidated operating income.

Residential Properties. The acquisition and development of residential apartment complexes and residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. In residential communities, we acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. Our Development and Sale of Properties segment had assets of Ps.462.9 million as of June 30, 2008, representing 10.4% of our consolidated assets at such date, and generated operating income of Ps.19.3 million during our 2008 fiscal year ended June 30, 2008, representing 7.6% of our consolidated operating income for such year.

Office Buildings. In December 1994, we launched our office rental business by acquiring three prime office towers in Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020. As of June 30, 2008, we, directly and indirectly, owned interests in 28 office buildings and other non-shopping center rental properties in Argentina that in the aggregate represented 260,866 square meters of gross leasable area. Our Offices and Other Non-Shopping Center Rental Properties segment had assets of Ps.1.056,5 million as of June 30, 2008, representing 23.6% of our consolidated assets at such date, and generated operating income of Ps.52,3 million during our 2008 fiscal year, representing 20.5% of our consolidated operating income for such year.

Hotels. In 1997, we acquired the Hotel Llao Llao and an indirect controlling interest in the Hotel Intercontinental in Buenos Aires. In March 1998, we acquired the Hotel Sheraton Libertador in Buenos Aires. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. Our Hotels segment, which consists of these three hotels, had assets of Ps. 252.0 million as of June 30, 2008, representing 5.6% of our consolidated assets at such date, and generated income of Ps.18.0 million during our 2008 fiscal year, representing 7.1% of our consolidated operating income for such year.

Banco Hipotecario. We currently own 11.8% of Banco Hipotecario, Argentina’s leading mortgage lender in terms of outstanding mortgage loans. We acquired 2.9% of Banco Hipotecario for Ps.30.2 million when it was privatized in 1999. During 2003 and 2004, we increased our investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, we sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, one of our controlling shareholders, for Ps.6.0 million, generating a loss of Ps.1.6 million. Our 11.8% investment in Banco Hipotecario is held in the form of Class D shares, which are currently entitled to three votes per share, affording us the right to vote approximately 18.36% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2008, our investment in Banco Hipotecario represented 6.5% of our consolidated assets, and during our fiscal years ended June 30, 2006, 2007 and 2008, this investment generated gains of Ps.47.0 million and Ps.41.4 million and a loss of Ps.12.4 million, respectively.

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

Consumer financing. We operate a consumer financing business through Tarshop S.A., our controlled subsidiary. Tarshop’s operations consist primarily of lending and servicing activities relating to the consumer financing products we offer to consumers at shopping centers, hypermarkets and street stores. We seek to consolidate the operations of our consumer financing business and intend to maintain low levels of credit exposure through the securitization of our credit card loans. From time to time we consider strategic alternatives to maximize the value of our investment in Tarshop including its possible merger with, or sale to, another financial institution actively engaged in the Argentine credit card industry. Although we are actively considering a range of such strategic alternatives, we cannot give you any assurance if or when any of them will be in fact be implemented.

Residential properties. During the economic crisis in Argentina in 2001 and 2002, a scarcity of mortgage financing restrained growth in middle class home purchases. As a result, in recent years, we focused on projects for affluent individuals who did not need to finance their home purchases, by concentrating on the development of residential properties for medium- and high-income individuals. In urban areas, we seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. In suburban areas, we seek to develop residential communities by acquiring undeveloped properties with convenient access to Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. During fiscal year 2008, we entered into a partnership with Cyrela Brazil Realty S.A. Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate new market segments. IRSA-CYRELA will develop residential real estate projects in Argentina and increase its presence in this business by offering financing to its customers.

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

Hotel operations. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. Our strategy has been investing in high-quality properties which are operated by leading international hotel companies to capitalize on our operating experience and international reputation. We are currently remodeling the Hotel Sheraton Libertador and the Hotel Intercontinental. In December, 2007, we inaugurated 43 new suites in the Hotel Llao Llao in Bariloche, Argentina.

Banco Hipotecario. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium sized companies and large corporations. Banco Hipotecario is a leader in this segment in Argentina. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange, and since 2006 it has participated in the Level 1 ADR program of the Bank of New York. We believe that our 11.8% investment in Banco Hipotecario has attractive prospects for long-term appreciation. Unlike certain other countries in Latin America, Argentina has a low level of mortgages outstanding, particularly if measured in terms of GDP; accordingly, a significant potential growth is expected for this sector in the future. Finally, we believe that the mortgage origination business and our real estate development business (which we expect to be bolstered through our recent partnership with Cyrela mentioned above) may potentially benefit from synergies that enhacing operational efficiencies and cross selling opportunities that may promote the development of our projects.

Land reserves. We continuously seek to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In all cases, our intention is to purchase land with significant development or appreciation potential for subsequent sale. We believe that holding a portfolio of desirable undeveloped parcels of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

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

Shopping Centers

Overview

We are engaged in the ownership, acquisition, development, leasing, management and operation of shopping centers through our subsidiary Alto Palermo, and is one of the largest owners and managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. As of June 30, 2008, Alto Palermo owned a majority interest in, and operated, a portfolio of ten shopping centers in Argentina, of which five are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich and Buenos Aires Design), one is located in the greater Buenos Aires area (Alto Avellaneda), and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

As of June 30, 2008, we owned approximately 63.3% of Alto Palermo, and Parque Arauco S.A. (“Parque Arauco”) owned 29.6%. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2008, we owned US$31.7 million of Alto Palermo’s convertible notes due 2014. If we and all other holders of such convertible Notes were to exercise our option to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 65.9% of its fully diluted capital.

Alto Palermo’s shopping centers comprise a total of 232,659 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants and the surface area of our subsidiary Panamerican Mall that includes several projects one of which is the construction of a shopping center). Total tenant sales in Alto Palermo’s shopping centers, excluding Córdoba Shopping, as reported by retailers, were approximately Ps. 3,581.5 million for the fiscal year ended June 30, 2008 and Ps. 2,825.8 million for the fiscal year ended June 30, 2007 (with Córdoba Shopping Villa Cabrera, the total sales to June 30, 2008 were of Ps. 3,702.3 millions). Tenant sales at Alto Palermo’s shopping centers are relevant to its revenues and profitability because they are one of the factors that determine the amount of rent that Alto Palermo charge its tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

During the fiscal year ended June 30, 2008, the income from Alto Palermo’s largest tenants who are the biggest tenants of each shopping center, was 4.8% of consolidated sales from revenues and services.

As of June 30, 2008, Alto Palermo owned and/or operated the following ten shopping centers in Argentina:

Shopping Center	Interest owned(4)	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo(1)	100%	City of Buenos Aires, Argentina
Buenos Aires Design(2)	54%	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera(3)	100%	Córdoba, Argentina

(1)	Alto Palermo have a 99.99% interest in Alto Palermo through a 99.99% interest in our subsidiary Shopping Alto Palermo S.A. (“SAPSA”).

(2)	Alto Palermo have a 54% equity interest of Emprendimiento Recoleta S.A. (“ERSA”), which holds the concession to operate the Buenos Aires Design Shopping Center.

(3)	Alto Palermo have a 100% interest in Córdoba Shopping Villa Cabrera through a 100% interest in our subsidiary Empalme S.A.I.C.F.A.G. y A.

(4)	Percentage of equity interest owned has been rounded

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which Alto Palermo had an interest for the fiscal years ended June 30, 2006, 2007 and 2008:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	Ps	Ps	Ps
Abasto	453,871,445	573,814,588	720,398,373
Alto Palermo	436,244,953	502,220,444	631,821,667
Alto Avellaneda	308,900,404	418,349,117	560,693,754
Paseo Alcorta	264,060,375	321,948,304	385,515,939
Patio Bullrich	195,877,528	226,200,714	271,411,516
Alto Noa	104,529,187	130,318,508	173,998,891
Buenos Aires Design	91,921,046	110,722,931	132,952,563
Mendoza Plaza	275,864,008	337,757,597	433,394,266
Alto Rosario	143,806,266	204,430,069	271,331,827
Córdoba Shopping—Villa Cabrera	—	—	120,827,838
Total sales (2)	2,275,075,212	2,825,762,272	3,702,346,634

(1)	Retail sales based upon information provided to Alto Palermo by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases Alto Palermo owns less than 100% of such shopping centers.

(2)	Excludes sales from stands and spaces used for special exhibitions.

The following table shows certain information on shopping centers in which Alto Palermo held an interest as of June 30, 2008:

	Acquisition date	Gross leaseable area (1)	Number of stores	Occupation percentage (2)	Interest percentage	Book value as of June 30, 2008(3)
		(m2)		(%)	(%)	(thousands of Ps )
Abasto (4)	7/94	39,642	171	99.6	100	174,725.3
Alto Palermo (5)	11/97	18,551	143	100	100	170,512,9
Alto Avellaneda (6)	11/97	37,030	142	99.8	100	95,905,2
Paseo Alcorta	6/97	14,465	111	99.5	100	56,006,9
PatioBullrich	10/98	11,685	80	100.0	100	98,063.3
Alto Noa (7)	3/95	18,851	89	100.0	100	25,039.3
Buenos Aires Design (8)	11/97	14,069	63	100.0	54	13,568.4
Mendoza Plaza (9)	12/94	39,688	152	97.7	100	88,363.2
Alto Rosario (10)	11/04	28,561	145	99.2	100	83,146.8
Córdoba Shopping – Villa Cabrera - (11) (12)	12/06	10,117	104	97.2	100	71,186.1
Total		232,659	1,200	99.3		876,517.5

(1)	Excludes the gross leaseable area occupied by hypermarkets that are not Alto Palermo’s tenants.

(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2008.

(3)	Book value equals cost of acquisition of fixed assets or development plus improvements, (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges / recovery.

(4)	Excludes approximately 3,800 square meters of space occupied by Museo de los Niños, Abasto

(5)	On November 18, 1997, Alto Palermo acquired a 75% interest in the property and on December 23, 1997, Alto Palermo acquired the remaining 25%.

(6)	On November 18, 1997, Alto Palermo acquired a 50% interest in the property and on December 23, 1997, Alto Palermo acquired the remaining 50%.

(7)	In March 1995, September 1996 and January 2000, Alto Palermo acquired a 50%, 30% and 20% interest in the property, respectively.

(8)	Alto Palermo owns a 54% interest in the company which holds the concession to operate this property. Alto Palermo consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased. During May 2006, Alto Palermo acquired an additional 3% interest, increasing its interest from 51% to 54%.

(9)	During the fiscal year ended June 30, 2008, Alto Palermo increased its interest in Mendoza Plaza Shopping S.A. from 85.4% to 100%.

(10)	Excludes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario.

(11)	Excludes 12,371 square meters of space occupied by movie theaters and a supermarket.

(12)	On December 27, 2006, Alto Palermo acquired a 100% interest in the property.

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area for the fiscal years ended June 30, 2006, 2007 and 2008:

	As of June 30
	2006	2007	2008
		%
Abasto	99.9	97.0	99.6
Alto Palermo	100.0	99.6	100.0
Alto Avellaneda	96.6	95.0	99.8
Paseo Alcorta	99.2	99.0	99.5
Patio Bullrich	100.0	100.0	100.0
Alto Noa	100.0	100.0	100.0
Buenos Aires Design	100.0	100.0	100.0
Mendoza Plaza	97.8	95.9	97.7
Alto Rosario	100.0	93.4	99.2
Córdoba Shopping Villa Cabrera	—	—	97.2
Overall Average	99.3	97.8	99.3

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2006, 2007 and 2008:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	(Ps )	(Ps )	(Ps )
Abasto	1,021.5	1,273.2	1,436.8
Alto Palermo	2,432.2	2,925.0	3,058.5
Alto Avellaneda(2)	899.7	1,099.8	972.4
Buenos Aires Design	501.4	633.7	672.8
Paseo Alcorta	1,628.7	2,074.2	2,313.8
Patio Bullrich	1,791.6	2,051.1	2,095.6
Alto Noa	280.0	343.9	461.2
Alto Rosario	376.0	484.2	608.6
Mendoza Plaza	353.8	455.6	537.0
Córdoba Shopping – Villa Cabrera			870.6

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent, stands and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

(2)	Alto Avellaneda´s revenue fall per square meter in fiscal year 2008, is due to the inclusion of 11.600 m2 belonging to Falabella.

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for Alto Palermo’s shopping centers for leases in effect as of June 30, 2008, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,(3)	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (2)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2009	554	103,092	44	64,177,684	40
2010	291	39,340	17	40,347,812	25
2011	288	37,885	16	41,529,159	26
2012 and subsequent years	67	52,342	23	13,216,865	9
Totall(2)	1,200	232,659	100	159,271,520	100

(1)	Including the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.

(2)	Including the base rent and does not reflect Alto Palermo’s ownership interest in each property.

(3)	Even though the leases are cancelable by law, Alto Palermo consider them to be non-cancelable for these purposes. See note 19.Is) to Alto Palermo’s consolidated financial statements for more information as to how we considered this definition.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see Alto Palermo’s consolidated financial statements.

Detailed Information About Each of Alto Palermo’s Shopping Centers

Set forth below is information regarding Alto Palermo’s shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto, City of Buenos Aires.

Abasto is a 171-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. Alto Palermo invested approximately

US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. Alto Palermo converted the property into an 116,646 square meter shopping center with approximately 39,642 square meters of gross leasable area. Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, Alto Palermo’s developed residential apartment complex, and to Coto supermarket.

Abasto includes a food court with 24 restaurants, a multiplex cinema with 12 movie theaters and seating for approximately 3,100 people covering an area of 9,890 square meters, entertainment facilities and a 3,800 square meter children’s museum that is not included in the gross leasable area. The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters (excluding the supermarket).

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which Alto Palermo believes represent a significant portion of the population in this area of Buenos Aires.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales of approximately Ps. 720,4 million, representing sales per square meter of approximately Ps. 18,172.6. Revenues from leases increased from approximately Ps. 56,4 million for the fiscal year 2007 to Ps. 70.3 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps. 118.4 in 2007 and Ps. 147.8 in 2008. As of June 30, 2008, the occupancy rate in Abasto was 99.6%.

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 11.8% of Abasto’s gross leasable area as of June 30, 2008 and approximately 8.7% of the annual base rent for the fiscal year ended on such date.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 143-store shopping center which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters that consists of 18,551 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. In 1992 Alto Palermo was awarded a prize from the International Council of Shopping Centers for its overall design and appearance. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40. In January 2007 Alto Palermo started a substantial renovation of this shopping center that was partially finished in May, 2008. This renovation includes the modification of Coronel Díaz’s front, the low bridge of this street Arenales, the access on Santa Fe, the food court, and general renovations inside the mall.

During fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales of approximately Ps. 631,8 million, which represented sales per square meter of approximately Ps. 34,058.6. Revenues from leases increased from approximately Ps.57.7 million for the fiscal year 2007 to Ps.70.3 million for the fiscal year 2008, which represented monthly revenues per gross leasable square meter of Ps. 264.2 in 2007 and Ps.315.9 in 2008. As of June 30, 2008, the occupancy rate in Alto Palermo was 100%.

Alto Palermo’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.4% of its gross leasable area at June 30, 2008 and approximately 9.2% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 142-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of

108,598.8 square meters which consists of 37,030 square meters of gross leasable area and common areas covering 23,712 square meters. The shopping center has a multiplex cinema with six movie theatres, the first Wal-Mart superstore in Argentina, a bowling center, an entertainment center, a food court with 17 restaurants and an anchor store, Falabella, that opened April 28, 2008. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center is contained mostly on one floor, with the cinema located on the second floor, and has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales of approximately Ps.560.7 million which represents sales per square meter of approximately Ps.15, 141.6. Revenues from leases increased from approximately Ps.31.2 million for the fiscal year 2007 to Ps.40.5 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps.95.3 in 2007 and Ps.91.2 in 2008. As of June 30, 2008, the occupancy rate in Alto Avellaneda was 99.8%.

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.7% of its gross leasable area as of June 30, 2008 and approximately 12.2% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 63 stores specialized in interior and home decoration stores which opened in 1993. Alto Palermo owns a 54% interest in Emprendimiento Recoleta S.A. (“ERSA”), the company which has the concession to operate Buenos Aires Design. The other shareholder of ERSA is o Grupo Bapro S.A.with a 44% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration. The concession agreement provides for ERSA to pay the City of Buenos Aires a monthly amount of Ps. 20,168. It establishes that the concession may be terminated for any of the following reasons, among others:

•

material breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) non payment of the monthly fee for two consecutive periods;

•	destruction or abandonment of the area under concession;

•	bankruptcy or liquidation;

•	restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, Alto Palermo entered into an agreement with the shareholders of ERSA providing Alto Palermo’s administration of Buenos Aires Design for a monthly administration fee of approximately Ps. 12,000 plus VAT.

Buenos Aires Design is in a high-income neighborhood named Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas. Many exclusive hotels and restaurants are located in this area, and the shopping center is close to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 14,069 gross meters of leasable area. The shopping center has five restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 132.9 million which represents sales per square meter of approximately Ps. 9,450. Revenues from leases increased from approximately Ps. 10.4 million for the fiscal year 2007 to Ps. 12 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps. 61.7 in 2007 and Ps. 71.2 in 2008. As of June 30, 2008, the occupancy rate in Buenos Aires Design was 100%.

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 22.9% of Buenos Aires Design’s gross leasable area on June 30, 2008 and approximately 20.1% of its annual base rent for the fiscal year ended on such date.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 111-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires, has a total constructed area of approximately 87,553.8 square meters that consists of 14,465 square meters of gross leasable area. Paseo Alcorta has a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center. Paseo Alcorta is spread out over three shopping center levels and has a parking lot for approximately 1,300 cars. Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.385.5 million which represents sales per square meter of approximately Ps.26,652. Revenues from leases increased from approximately Ps 31.2 million for the fiscal year 2007 to Ps.37.4 million for the fiscal year 2008, which represent monthly revenues per gross leasable square meter of Ps.180.8 in 2007 and Ps.215.5 in 2008 As of June 30, 2008, the occupancy rate in Paseo Alcorta was 99.5%.

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.2% of Paseo Alcorta’s gross leasable area at June 30, 2008 and approximately 9.2% of its annual base rent for the fiscal year ended on such date.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 80-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. Alto Palermo acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of prestigious hotels and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters that consist of 11,685 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a multiplex cinema with four- movie theatres complex with 1,381 seats, an entertainment area of 3,066 square meters and a food court of 14 restaurants. The center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals aged 45 and above.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales of approximately Ps. 271.4 million that represent sales per square meter of approximately Ps. 23,227. Revenues from leases increased from approximately Ps. 25.4 million for the fiscal year 2007 to Ps. 28.9 million for the fiscal year 2008, which represent monthly revenues per gross leasable square meter of Ps. 192.6 in 2007 and Ps. 205.9 in 2008. As of June 30, 2008, the occupancy rate in Patio Bullrich was 100%.

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 18.3% of Patio Bullrich’s gross leasable area at June 30, 2008 and approximately 12.7% of its annual base rent for the fiscal year ended on such date.

Alto Noa, City of Salta

Alto Noa is an 89-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters which consists of 18,851 square meters of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight movie theatres. The shopping center is contained on one floor and has a free parking lot for 551 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

On May 29, 1998, Alto Palermo entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. As of October 2000, borrowings under the facility totaled US$ 4.0 million. These borrowings accrue interest at the six-month LIBOR plus 2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts Cinema. The amount outstanding under this loan as of June 30, 2008 was Ps 3.7 million. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 173.9 million, which represents sales per square meter of approximately Ps. 9,230. Revenues from leases increased from approximately Ps. 6.6 million for the fiscal year 2007 to Ps. 9.6 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps. 29.4 in 2007 and Ps. 42.5 in 2008. As of June 30, 2008, the occupancy rate in Alto Noa was 100%.

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33% of Alto Noa’s gross leasable area at June 30, 2008 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 152-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2008 Alto Palermo owns a 100% interest in Mendoza Plaza Shopping S.A.. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 39,688 square meters of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,659 square meters with ten movie theatres, the Chilean department store Falabella, a food court with 20 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2008, shopping center visitors generated total retail sales in nominal value of approximately Ps.433.4 million, which represents sales per square meter of approximately Ps.10,920. Revenues from leases increased from approximately Ps. 18.8 million for the fiscal year 2007 to Ps.24.2 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps.39.7 in 2007 and Ps.50.9 in 2008. As of June 30, 2008, the occupancy rate in Mendoza Plaza Shopping was approximately 97.7%.

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33.5% of Mendoza Plaza’s gross leasable area at June 30, 2008 and approximately 21% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, City of Rosario

Alto Rosario is a 145-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters, which consists of 28,561 square meters of gross leasable area. Alto Rosario has a food court with 15 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie theatres. The shopping center occupies on one floor and has a free parking lot for 1,736 cars. Alto Rosarios’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 271.3 million, which represents sales per square meter of approximately Ps. 9,500. Revenues from leases increased from approximately Ps. 15.5 million for the fiscal year 2007 to Ps. 20.0 million for the fiscal year 2008, which represent monthly revenues per gross leasable square meter of Ps. 42.6 in 2007 and Ps. 58.5 in 2008. As of June 30, 2008, the occupancy rate in Alto Rosario was 99.2%.

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.4% of Alto Rosario’s gross leasable area at June 30, 2008 and approximately 10.3% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping Villa Cabrera.

On July 7, 2006, Alto Palermo executed a share purchase agreement jointly with Alto Palermo’s subsidiary Shopping Alto Palermo S.A. for the acquisition of all the shares held by Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. The price agreed upon for such transaction was set at a gross amount of US$12.0 million plus a variable amount (originally established in the contract), that was determined at Ps.4 million. The Company’s incorporation was effective on December 31, 2006. To date, Alto Palermo’s and its subsidiary Shopping Alto Palermo S.A. paid over US$10 million and the amount related to the “year-end adjustment”. As of June 30, 2008, one US$2.0 million installments is pending payment; such installment will become due and payable semi-annually as from December 2008, accruing interest at 6.0% p.a. To secure the unpaid payment price, Alto Palermo has pledged in favor of the sellers 100% of Alto Palermo’s equity interests in Empalme. Upon repaying each of the remaining installments, the encumbrance will be partially lifted.

As of December 16, 2008 the fourth installment was cancelled and the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, which consists of 10,117 square meters of gross leasable area. Córdoba Shopping has 104 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for us a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 120.8 million, which represents sales per square meter of approximately Ps. 11,943. Revenues from leases for the fiscal year 2008 were Ps. 10.6 million, which represent monthly revenues per gross leasable square meter of Ps. 87.1. As of June 30, 2008, the occupancy rate was 97.2%.

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.7% of Córdoba Shopping’s gross leasable area at June 30, 2008 and approximately 7.6% of its annual base rent for the fiscal year ended on such date.

New Projects and Undeveloped Properties.

Renovation works at existing shopping centers.

During the fiscal year ended June 30, 2008, Alto Palermo completed several renovation projects in its shopping centers. Alto Palermo continued the construction of parking spaces in Paseo Alcorta shopping center which is expected to open shortly. The anchor store, Falabella was opened in Alto Avellaneda shopping center.

In Patio Bullrich, Alto Palermo finished the Yenny store during the first days after the closing of the quarter, and made progress in the construction of the buildings adjacent to the Shopping center. Alto Palermo also renovated the Coronel Díaz avenue facade, the Santa Fe avenue access, and the food court of the Alto Palermo shopping center and as of June 30, 2008, Alto Palermo was close to finishing the under-bridge in Arenales Street and improvements to the shopping centers’ interiors. Alto Palermo Shopping Center’s re-launching was accompanied by the addition of new tenants, which has generated a higher number of customers and, enhanced the sales of the other tenants.

Panamerican Mall Project, Buenos Aires City.

In December 2006, Alto Palermo entered into several agreements for the construction, commercialization, and administration of a new shopping center to be developed in the Saavedra neighborhood, in the City of Buenos Aires, by Panamerican Mall S.A. This project includes the construction of a shopping center, a hypermarket, cinemas, and an office building and/or a residential building. The completed project will cover an area of over 50,000 m2 of gross leasable area. This is one of the most important project in Alto Palermo’s pipeline. In the first half of March 2007, Alto Palermo started the construction of the shopping center, and Alto Palermo believes that it will be open in the first half of 2009.

Barter transaction agreement.

In October 2007, Alto Palermo entered into a barter agreement with Condominios del Alto S.A. pursuant to which Alto Palermo bartered a plot of land located in Rosario, Province of Santa Fe for 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, Alto Palermo will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total value of the transaction is US$ 1.1 million. Upon signing the agreement, Condominios del Alto S.A. paid Alto Palermo US$ 15,300 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by mortgaging the land in favor of Alto Palermo for US$ 1.1 million; (ii) established a security insurance of US$ 1.6 million in Alto Palermo’s favor; and (iii) made the shareholders of Condominios del Alto S.A. guarantors of its obligations up to the amount of US$ 0.8 million.

Alto Palermo also, entered into another barter agreement with Condominios del Alto S.A. pursuant to which Alto Palermo bartered another plot of land for 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, Alto Palermo will have 22% of the total square meters covered by the apartments and garages, respectively. The total value of the transaction is US$ 2.3 million.

Torres Rosario, City of Rosario.

Alto Palermo owns a plot of land of about 50,000 m2 in theCity of Rosario , in the same place where Alto Palermo’s shopping center Alto Rosario Shopping . On October 11, 2007, entered into a barter agreement with Condominios del Alto S.A. whereby Alto Palermo exchanged a fraction of lot 2-g, with a total area of 7,901.30 m2, for 15 units to be built with an area of 1,504.45 m2 and 15 parking spaces. During the fiscal year ended, there has been work progress in the site, its completion being estimated for the first months of the calendar year 2009.

Acquisition of Patio Olmos.

In November 2006, Alto Palermo acquired from the Provincial Government of Cordoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Cordoba, Argentina for an aggregate purchase price of Ps. 32.5 million, of which Alto Palermo made a down payment of Ps. 9.7 million as of that date. The property, which is located in the City of Cordoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. Alto Palermo did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and the remaining balance paid.

Caballito Project.

Alto Palermos is the owners of a plot of land with an area of approximately 25,539 m2 in the City of Buenos Aires, in the Caballito neighborhood. This land could be allocated to the construction of a shopping center. Alto Palermo has not yet obtained the authorization from the Government of the City of Buenos Aires to develop the shopping center in this site, and Alto Palermo cannot assure you that Alto Palermo will obtain it.

Exercise of option.

In August 2007, Alto Palermo exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. Alto Palermo paid US$ 0.6 million for the option which is accounted for under non current investments. The purchase is subject to certain approvals by the regulatory authorities which have not been obtained as of the date of this annual report. Should the approvals be obtained, Alto Palermo has committed to invest approximately US$ 24.4 million.

Coto Residential Project.

Alto Palermo is the owners of an air space of about 24,000 m2 above Coto Hypermarket, close to Alto Palermo’s Abasto Shopping Center, in downtown Buenos Aires. Alto Palermo S.A and Coto Centro Integral de Comercialización S.A. (Coto) executed a public deed on September 24, 1997, whereby Alto Palermo acquired the rights to receive parking units and the rights to construct above the building located between Agüero, Lavalle, Guardia Vieja and Gallo Streets, in the Abasto neighborhood of Buenos Aires.

In July, 2008 Alto Palermo entered into a barter agreement with CYRSA pursuant to which Alto Palermo is subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for deminimis cash (US$ 0.9 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Acquisition of Soleil Factory, Province of Buenos Aires.

On December 28, 2007, Alto Palermo entered into an agreement with INCSA, an unrelated party, for the acquisition of the Soleil Factory shopping center for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million were paid and recorded as supplier advances. The transaction is subject to certain conditions. Upon fulfilment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will accrue fixed interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, Alto Palermo entered into an offer to acquire, construct and operate a shopping center on land belonging to INCSA located in San Miguel de Tucuman, Province of Tucuman, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other conditions. The parties determined the value of this transaction to be US$ 1.3 million.

Acquisition of Beruti Plot of Land.

In fiscal year 2008, Alto Palermo S.A. acquired a plot of land located at Beruti 3351/9, in the Palermo neighborhood, of the City of Buenos Aires. The property is 3,207 m2 and was acquired for US$ 17.8 million. The significance of this acquisition lies on the strategic location of the property, close to Alto Palermo, its main shopping center.

Neuquén Project.

The main asset of Shopping Neuquén S.A. is a 50,000 m2 undeveloped parcel of land located in Neuquén, Argentina, where Alto Palermo intends to develop a commercial project including the construction of a shopping center, and a hypermarket.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén which rescheduled the terms of the commercial and residential venture and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land, provided that it is not the one on which the Shopping Center will be built. This agreement was conditional on the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and on the approval of the architectonic project and the extension of the environmental impact research study by the Municipality.

After registering the blueprints for the project, Shopping Neuquén S.A. has to start the works within a term of 90 days. The first stage of the work (a minimum of 21,000 square meters of the Shopping Center and 10,000 square meters of the hypermarket) should be concluded in a maximum of 22 months from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement.

This agreement put an end to the lawsuit “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” before the High Court of Neuquén.

Principal Terms of Alto Palermo’s Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Alto Palermo’s lease agreements are generally denominated in Pesos.

Decree No. 214/2002 and Decree No. 762/2002, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in U.S. dollars and which are not related to the financial system as of January 7, 2002 are subject to the following:

•	obligations will have to be paid in Pesos at a rate of Ps.1.00 = US$1.00. Additionally, these obligations are subject to inflation adjustment through the CER index;

•

if, as a consequence of this adjustment, the agreement is unfair to any of the parties, as long as the party that has the obligation to pay is not overdue and the adjustment is applicable, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision in order to preserve the continuity of the contract relation in a fair way; and

•	new lease agreements may be freely entered into between parties, even U.S. dollar denominated lease agreements.

Leasable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with Alto Palermo’s real estate brokers Fibesa S.A. and Comercializadora Los Altos S.A.. Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which Alto Palermo uses for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 12% each year during the term of the lease. Although many of Alto Palermo’s lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that Alto Palermo may be able to enforce such clauses contained in Alto Palermo’s lease agreements.

In addition to rent, Alto Palermo charges most of its tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on the tenant’s gross leasable area and the location of its store. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase attendance to Alto Palermo’s shopping centers. These activities are paid for with the tenants´ contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. Alto Palermo may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. Alto Palermo has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Control Systems

Alto Palermo has computer systems to monitor tenants’ sales in all of its shopping centers. Alto Palermo also conducts regular manual audits of its tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a computerized cash register that is linked to a main computer server in the administrative office of such shopping center. Alto Palermo uses the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto Noa, Empalme and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system.

Related Business

Consumer Financing Segment

Alto Palermo participates in the consumer financing business through its subsidiary Tarshop, in which its holds a 93.4% interest as of November 30, 2008. Tarshop is a non-regulated entity, operating in the issue, processing and marketing of its own non-banking credit card called Tarjeta Shopping, and grants loans and personal credits.

Tarshop competes in the two key businesses of the consumer financing market: purchase and credit cards and personal loans. In addition, Tarshop competes in the personal loans segment on the basis of two clearly differentiated product lines: cash loans and direct financing at stores.

As a result of a new commercial strategy implemented by Tarshop based on its positioning as one of the leading companies in the consumer financing market, and in view of the progress in personal loans reflected in the total sales of Tarshop, Alto Palermo has decided to change the name of its Credit Card segment to Consumer financing, to more accurately reflect Tarshop’s business.

As of June 30, 2008, Tarshop had 894,000 customer accounts of which 640,000 had unpaid balances, an average indebtedness of Ps. 1,630 per account. The total loan portfolio amounted to Ps. 1,044.6 million, 78% of which was securitized through the Tarjeta Shopping Financial Trusts Program.

Alto Palermo derives major sales from the credit card line, which in the fiscal year ended on June 30, 2008, accounted for 74% of total sales, amounting to Ps. 1,413.8 million (an average monthly amount of Ps. 117.8 million). As of this filing Tarshop has issued 958,000 cards including main holders and additional holders, and since 2005, it has issued, an average of over 11,000 cards for main holders each year.

During the same period, the personal loans business line generated 26% of the average monthly sales. In recent years, personal loans granted have increased, amounting Ps. 502 million for the fiscal year ended on June 30, 2008.

As of June 30, 2008, Tarshop had a commercial network that, comprised 29 points of sale, spread in the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta, and Jujuy. As at June 30, 2008, there were over 45,000 stores accepting its credit cards, 46% of which regularly made transactions and generated over 7.5 million transactions during the year.

Tarshop also owns 50% of the capital stock of Metroshop S.A.; the remaining 50% is owned by Metronec S.A., a subsidiary of Roggio S.A. This company is engaged in marketing credit cards by the addition of a chip that grants automatic access to the main means of transport by marking and personal loans through an independent distribution network. Tarshop processes the products marketed by Metroshop.

The table below contains information about Alto Palermo’s consumer financing business for the relevant fiscal years:

	Fiscal year ended on June 30,
	2005	2006	2007
	(In constant million Ps.)
Revenue:
Interest collected	14.8	29.9	52
Commissions to merchants	14.7	22.7	35.8
Other fees and commissions	0.0	0.1	4.8
Interest, default interest, and other interest	3.1	5.9	14.8
Charges for account maintenance	12.7	22.2	33.2
Charges for life and disability insurance	19.4	41.6	73.2
Income of metroshop	0.1	0.4	1.7
Other services	0.0	0.1	2.4
Reissued credit cards	0.0	0.1	1.5

Total	64.8	123	219.4
Total credits (1)	209.2	384.6	723.5
Issued credit cards	0.4	0.5	0.6
Branches (2)	19	20	25
Adhered stores (2)	21,500	25,900	38,100

(1)	Including securitized fraction

(2)	Figures expressed in amounts

The table below contains information about Alto Palermo’s consumer financing business for fiscal year ended on June 30, 2008, according to income statement of Tarshop:

Fiscal year ended on June 30, 2008
(In constant million Ps.)
Tariffs to stores and loans	41.5
Income from services	163.8
Interest	74.6
Other income from services	6.3
Account statements	3.9
Income from Metroshop services	2.8
Less: Revenues discounts	-2.0
Total Revenues	290.9

Purchase and credit card

Tarshop operates in this business not only as an issuing and financing company as processor of its own card trademark, and as payer to the network of stores accepting the product. These characteristics are typical of a closed purchase and credit card system.

Tarjeta Shopping is accepted in over 45,000 affiliated stores, as of June 30, 2008, including the main supermarket, household appliances chains, and shopping centers.

Tarshop provides a wide variety of benefits, such as exclusive discounts and promotions, financing plans in installments, cash advances through Banelco and Link networks all over the country, balance financing through minimum payments, payment through automatic teller machine networks “Banelco” and “Link;” through the Internet using the “Pago mis cuentas” service; or through direct debit payment, and, through Alto Palermo owns network of branches.

A differentiating element of Tarshop’s competitive strategy is its ability to establish the eligibility of customers, and grant them their credit card immediately, which allows the customers to have immediately use of the product.

The main channels for attracting customers are Alto Palermo’s branch offices, and by stands and points of sale in its shopping centers and retail stores.

Cash loans and consumer financing at stores

Tarshop’s loans business operates through two distinct modalities:

•	Personal loans granting cash amounts without a fixed use, called “Préstamos Tarshop.”

•	Consumer financing at stores, granting loans to individuals intending to purchase a specific good, for a fixed amount in a store, called “Créditos Tarshop.”

Cash loans are granted in fixed installments in pesos and the terms offered vary according to market conditions.

Credit is granted immediately, upon the customer’s submittal of the relevant documents. The store submits this documentation to its processing center where, after the relevant analysis of the documents, Alto Palermo decides whether the credit is granted. Alto Palermo is developing a now software tool which will allow affiliated stores to determine eligibility at once in its centralized databases.

“Crédito Tarshop” is a powerful product since it turns each affiliated store into a small branch office to attract more customers.

Distribution Network

As of June 30, 2008, Tarshop had 29 branches, including Alto Palermo’s shopping centers Alto Avellaneda, Alto Palermo and Abasto, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno, Merlo, among others.It also has branches in the Provinces of Córdoba, Tucumán, Catamarca, Salta and San Salvador de Jujuy.

Alto Palermo has promotion stands, and account representatives at Wal-Mart Avellaneda, Supermercados Coto in the cities of Lanús, Sarandi, Temperley and Supermercado Hyper Libertar located in the city of Salta. Alto Palermo has strategic alliances with certain major household appliances and motorcycle stores, where credit can be granted on the spot.

Each branch is organized as an independent business unit, responsible for achieving its commercial goals, such as invoicing and account opening. Tarshop also has its own ATM structure in branches that allow for the collection of payables and for granting of cash loans to customers.

Assessment

Applications for issue of credit products are subject to a credit assessment process. The steps followed for assessment are classified per activity as follows: verification and control of documents submitted, confirmation through an automated and sequential software that consults credit information supplied to the company by different providers, and finally, and whenever required, the data reported by the customer is validated via telephone verification. Upon completion of all data verification, and analysis a determination of the account credit limit ais made.

Credit Limit Allocation

The allocation of a credit limit consists, as of June 30, 2008, in the assessment of the amount to be granted according to the level of indebtedness, income and risk score. Calculation of income may take into account income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as a guarantee. The limit under the current credit policy shall not exceed the sum of Ps 30,000. Any credit exceeding this amount must be duly authorized. Based on the information submitted by the applicant, and the verifications performed, the corresponding credit limit is allocated. The credit limit allocated to an account is established by using a limit simulator, a program that calculates credit limits according to predefined variables per area, channel and product.

Tarshop assess aplications based on the applicant’s seniority and payment history. Tarshop regularly updates the credit limit of an account, according to the analysis performed by the Portfolio Analysis and Maintenance Group.

Invoicing Cycle

Tarshop handles an invoicing cycle which ends on the 20th day of each month and fixes a first maturity date between the 7th and the 11 th day of the month to be closed. The statement fixes a second maturity date accruing interest on the 20th day each month. Amounts due appearing on account statements may be paid in any branch or in any payment outlet belonging to the mass collection agents contracted by Tarshop for that purpose. On the 20th day of the month, unpaid amounts are considered in default and accounts are blocked for use until the customer makes a payment.

Collection Process

Tarshop’s collection process is carried out according to the strategy defined by its Risk Management group. It is divided into different tranches of default and, preventive action is taken through a system of automatic calls to accounts deemed by the Company as prospectively risky. The internal management process starts on the 23rd day each month through a telephone call by the Collection Group Call Center, which is simultaneously supplemented by letters and automatic messages. This process is enhanced as account default moves forward. When internal management is unsuccessful, collection management is referred in a pre-litigation instance to external law firms hired for that purpose. Upon expiration of the term for external pre-litigation Alto Palermo perform, a portfolio analysis and the accounts that may be subject to judicial proceedings are grouped together. Any accounts not fulfilling the requirements to bring legal action are referred to Collection Agents who visit the defaulting customers personally at their home address. Throughout the process the use of mitigation tools is assessed, ranging from, refinancing to payment reduction settlements.

The policies for allowances for bad debts as of June 30, 2008, are similar to those established by the Banco Central de la República Argentina (Central Bank of the Republic of Argentina)1.

[1]

Allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligation default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Banco Central de la República Argentina have been applied.

Further, the Company verifies coverage capabilities of the allowance resulting from the application of the procedure indicated in the previous paragraph, by evaluating the default risk portfolio according to its behavior.

Even if the Company uses the information available to carry out assessments, some future adjustments to allowance may be necessary if economic conditions substantially differ from the hypotheses used to perform the assessments. The Company has considered all the facts and/or operations subject to reasonable and normal assessment methods, which are reflected in the basic financial statements.

The table below shows the percentages of allowance calculated by Tarshop, as of June 30, 2008, based on the rules issued by the Banco Central:

Delay	Allowance (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50
Unrecoverable	Over 365	100

The table below provides information about Alto Palermo’s credit card loans (including securitized fraction):

	As of June 30, 2008
	2007		2008
	(1)		(1)
Portfolio Condition
Regular Compliance (2)	627.4	86.71%	779.3	83.36%
Matured:
31-89 days	26.2	3.62%	33.2	3.55%
90-180 days	37.8	5.22%	55.5	5.94%
181-365 days	32.2	4.45%	66.9	7.16%
Total	723.6	100.00%	934.9	100.00%
Over 365 days and under legal proceedings (3)	55	—	109.7	—
Allowance for Bad Debts of Portfolio Effective as Percentage of Defaulting Portfolio	—	34.5%	—	36.5%
Allowance for Bad Debts of Portfolio Effective as Percentage of Effective Portfolio	—	4.6%	—	6.1%

(1)	In millions of Pesos

(2)	Loans under regular conditions, with delay not exceeding 30 days.

(3)	These credits are subject to a 100% allowance for bad debts.

Funding and Securitization Activities

Tarshop’s main liquidity needs and capital uses include: payment of sales made by retail stores, working capital needs, investment in new technology, the opening and improvement of branches and holding of cash to take advantage of investment opportunities that may arise. Tarshop has significantly expanded its business by securitizing its credit card receivables pursuant to the Tarjeta Shopping Trust Program. By resorting to this innovative financial tool, Tarjeta Shopping has led one of the largest issues in the market and successfully placed 48 series for more than Ps.2.0 billion.Tarjeta Shopping was assigned the highest rating by Standard & Poor’s.

Tarshop has historically incurred liabilities mainly in local currency and to a lesser extent in foreign currency, and has leveraged twice the coverage for its commitments incurred in foreign currency.

Receivables Portfolio Securitization

Tarshop has its own Ps.900 million Trust Securitization Program. As of June 30, 2008, 43 series have been issued aggregating Ps.1,670 million in bonds and certificates of participation. During the first semester of 2008, 6 series were issued for Ps. 386 million, while in the same period in 2007, 4 series were issued for Ps.261 million. Total terms under each issue range from 20 to 30 months. The applicable nominal interest rates for Class A and B Bonds are approximately 15.3% and 21.7%, respectively. Interest rates were higher as compared to the previous year as a result of the prevailing local financial market conditions. The interest accrued on both Bonds is subject to floor and ceiling rates. Class A Bonds in both the revolving and non-revolving structures have an AAA rating granted by S&P. Due to the current financial crisis and the increase in delinquency rates, ratings agencies have increased the financial trust’s requirements of subordination, resulting in an increase of the percentage of certificates respect to Class A and B Bonds, such increase was lower than 10%.

Regarding the receivables transferred in connection with Tarshop’s Trust Securitization Program that qualified for sale treatment, neither Tarshop nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the bond holders. Due to the legal structure of securitization process set forth by Law No. 24,441 the agreements related to the securitization stipulate that the rights of beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or Tarshop. The agreements also state that the transfer qualifies as a non-recourse transfer of receivables since if receivables are not collected in full, neither Tarshop or the trustee is obliged to use their own cash flows to cover any potential shortfall or collection failure.

Liquidity Policy

Tarshop’s policy is to maintain cash and bank account balances for an average of approximately Ps.2.0 million. All balances and reserves are stated in local currency.

Technology

Information systems are an essential element for credit card companies, as the processing of a large number of transactions and the management of unusual transaction volumes in certain key sales dates is required. This has prompted Tarjeta Shopping to procure state-of-the art technology, and for this reason the current data and transaction processing systems maintain all branches linked through its local intranet, allowing expediency and confidentiality in the handling and transmission of data. In addition, the participating stores may carry out transactions on-line 24 hours a day via POS networks operating in Argentina.

The expansion of the call center, Alto Palermo’s credit department and number of branches required a significant investment in technology and communications, resulting in an aggressive growth in the number of transactions and inquiries answered, granting of accounts and increases in transaction processing speed.

The technology group´s resources are divided into four sectors: Systems Development, Technology, Server Management and IT Security. Business growth has enabled us to incorporate highly trained professionals, training programs and, better practice methods.

Tarjeta Shopping operates with proprietary information systems, developed and suited to the company’s business. Its main systems are developed in 4GL language and Java with Informix 10 Data Base Engine, migrating to a new system developed on visual technologies under Oracle 10G Data Base. The main system platform is composed of SUN Spark servers, with Solaris 10 operating systems.

All business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments, collections, delinquency management and processing, are supported by these systems.

The systems allows the on-line capturing and validation of on-line purchases, receiving transactions through POS networks (mainly Posnet and LaPos), as well as cash withdrawal transactions through Banelco and Link ATMs.

Tarjeta Shopping’s equipment and IT systems are comparable to those used by large-scale credit card companies, which will allow it to mantain its current cost structure while maintaining the growth of accounts it has been showing so far.

Summary Financial and Other Data

The following table sets forth certain balance sheet and other data for Tarshop as of June 30, 2006, 2007 and 2008:

	As of June 30,
	2006	2007	2008
	(in million Ps., except percentages)
Income Statement Data
Revenues	122.97	212.97	291.03
Costs	(45.53)	(77.42)	(131.86)
Gross profit	77.44	135.55	159.17
Selling expenses	(30.90)	(61.97)	(111.42)
Administrative expenses	(26.35)	(46.23)	(68.55)
Net (loss) income from retained interest in securitized receivables	2.62	3.25	(1.26)
Operating income	22.81	30.60	(22.06)
Financial results, net	0.11	0.83	1.22
Other income (expenses), net	(0.13)	3.03	3.81
Income before taxes and minority interest	22.79	34.46	(17.03)
Income tax expense	(8.24)	(15.45)	(1.52)
Net income	14.55	19.01	(18.55)
Financial results, net	0.11	0.83	1.22
Other income (expenses), net	(0.13)	3.03	3.81
Balance Sheet Data
Current assets:
Cash and banks	4.65	8.83	11.33
Investments	10.79	35.29	54.12
Accounts receivable	46.57	70.83	56.31
Other receivables	6.16	13.06	36.19
Inventory	0.03	0.0	0.0
Total current assets	68.19	128.01	157.95
Non-current assets:
Other receivables	7.43	24.31	21.57
Property, plant and equipment	4.88	9.68	12.32
Investments	39.81	55.68	111.10
Accounts receivable	19.74	40.58	7.72
Intangible Assets net	0.03	0.02	0.01
Total non-current assets	71.89	130.27	152.72
Total assets	140.08	258.28	310.67
Current liabilities:
Accounts payable	88.53	157.62	173.09
Customer advances	2.20	4.40	0.00
Short-term debt	5.89	12.90	61.57
Related parties	5.92	2.47	24.11
Salaries and social security payable	1.65	4.41	5.23
Taxes payable	6.44	21.78	13.52
Other liabilities	0.51	0.72	0.43
Total current liabilities	111.14	204.30	277.95
Non-current liabilities:
Accounts payable	0.00	0.00	3.24
Long-term debt	0.10	6.13	0.19
Other liabilities	0.00	0.00	0.00
Total non-current liabilities	0.10	6.13	3.44
Total liabilities	111.24	210.43	281.39
Shareholders’ equity	28.84	47.85	29.29
Total liabilities and shareholders’ equity	140.08	258.28	310.68
Other Financial Data
Return on assets	10.4%	7.4%	(6.0)%
Return on shareholders’ equity	101.8%	65.9%	(38.8)%
Net interest margin	62.84%	64.72%	55.01%
Non-performing loans as a percentage of total loans	25.20%	24.48%	46.31%
Reserve for loan losses as a percentage of total loans	16.80%	15.17%	47.97%
Reserve for loan losses as a percentage of non-performing loans	66.65%	61.98%	103.60%

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

In our fiscal year ended June 30, 2008, revenues from our Development and Sale of Properties segment were Ps.196.8 million, compared to Ps.75.8 million in fiscal year 2007. The local currency remained stable throughout the 2007 fiscal year; the real estate market was promoted by the increase in the demand for all types of properties, whether office buildings, housings, retail premises or other. Likewise, the current framework provides incentives for the development of projects linked to our real estate activity. Therefore, during the 2009 fiscal year we expect to complete the projects under development, as well as to analyze new undertakings.

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

In the first quarter of the fiscal year ended June 30, 2008, in order to strengthen our presence in the development properties segment, we, together with CYRELA, a Brazilian developer, created a venture that operates under the name IRSA-CYRELA (CYRSA) to develop high end residential units in Argentina.

IRSA-CYRELA’s first project, located on two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. This development will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings, totaling 59,000 sqm of construction distributed in 467 units. Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas and an aerobic trail. As of June 30, 2008, we had executed preliminary sales agreements for 96% of the available units, and the clients have made advance payments. We expect that the units will be completed and delivered in early 2011. We consolidate the results of this venture in our financial statements, with revenues accruing as work is completed.

The following table shows certain information and gives an overview regarding our sales and development properties:

Sales and Development Properties

	Date of acquisition	Estimated Cost / Real Cost	Area intended for sale	Total Units or Lots(3)	IRSA’s Effective Interest	Percentage constructed	Percentage sold(4)	Accumulated Sales	Sales for the year ended June, 30,			Book Value 2008
		(Ps. thousand)(1)	(sqm)(2)					(Ps. thousand)(5)	(Ps. thousand)			(Ps. thousand)
									2008	2007	2006
Residential Apartment
Torres Jardín	18/07/96	56,579	32,339	490	100.00%	100.00%	99.80%	70,626	577	—	—	212
Torres de Abasto (8)	17/07/94	74,810	35,630	545	63.33%	100.00%	100.00%	109,561	295	—	—	325
Edificios Cruceros	22/07/03	5,740	3,633	40	100.00%	100.00%	100.00%	19,676	1,262	8,383	10,031	19
Barrio Chico	03/2003	12,171	2,891	20	100.00%	100.00%	77.20%	10,916	2,359	8,557	—	1,886
Minetti D	20/12/96	15,069	6,913	70	100.00%	100.00%	98.89%	11,675	49	—	—	58
Alto Palermo Park (9)	18/11/97	35,956	10,488	72	100.00%	100.00%	100.00%	47,920	—	390	63	—
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	94.00%	96.00%	—	—	—	—	42,485-
Torres Renoir II (15)	03/11/97	41,808	6,294	37	100.00%	N/A	100.00%	56,591	56,591	—	—	—
Torres de Rosario (8)	30/04/99	—	1,504	15	63.33%	0.00%	0.00%	—	—	—	—	3,379
Terrenos de Caballito (16)	03/11/97	—	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit for barter transaction Terreno Caballito (Cyrsa) (15)	03/11/97	—	7,451	0	100.00%	0.00%	0.00%	—	—	—	—	19,742
Credit for barter transaction Terreno Caballito (KOAD) (15)	03/11/97	22,815	6,833	118	100.00%	50.00%	100.00%	22,815	—	—	22,815	22,663
Libertador 1703 y 1755 (16)	16/01/07	—	59,000	467	50.00%	0.53%	98.00%	—	—	—	—	64,300
Other residential apartments (10)	N/A	31,101	18,061	162	100.00%	100.00%	100.00%	36,110	—	—	—	13

Subtotal Residential Apartments		318,910	206,204	2,065	N/A	N/A	N/A	385,890	61,133	17,330	32,909	159,511
Residential Communities
Abril/Baldovinos (11)	03/01/95	130,955	1,408,905	1273	100.00%	100.00%	95.90%	222,091	4,030	1,124	3,942	7,729
Benavidez (15)	18/11/97	20,544	127,717	110	100.00%	97.00%	100.00%	11,830	—	—	—	9,995
Villa Celina I, II y III	26/05/92	4,742	75,970	219	100.00%	100.00%	98.95%	13,952	—	—	—	43

Subtotal Residential Communities		156,241	1,612,592	1,602	N/A	N/A	N/A	247,873	4,030	1,124	3,942	17,767
Land Reserves
Puerto Retiro (9)	18/05/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,498
Santa María del Plata	10/07/97	—	675,952	—	90.00%	0.00%	10.00%	31,000	—	31,000	—	135,785
Pereiraola (11)	16/12/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Terrenos Alcorta (8)	07/07/98	—	1,925	—	63.33%	0.00%	100.00%	22,969	—	—	22,969	—
Terreno Rosario (8)	30/04/99	—	42,620	—	63.33%	0.00%	19.85%	3,428	3,428	—	—	17,093
Caballito Mz 35	03/11/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	19,152	—	—	—
Canteras Natal Crespo	27/07/05	—	4,320,000	—	50.00%	0.00%	0.00%	223	57	91	75	5,555
Luján	30/05/08	—	1,160,000	—	100.00%	0.00%	0.00%	—	—	—	—	9,510
Terreno Beruti (8)	24/06/08	—	3,238	—	63.33%	0.00%	0.00%	—	—	—	—	52,030
Pilar	29/05/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Padilla 902	21/07/97	—	125	—	100.00%	0.00%	0.00%	—	—	—	—	101
Air Space Coto (8)	24/09/97	—	19,755	—	63.33%	0.00%	0.00%	—	—	—	—	13,143
Torres Jardín IV	18/07/96	—	3,201	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito (8)	03/11/97	—	23,389	—	63.33%	0.00%	0.00%	—	—	—	—	36,696
Patio Olmos	25/09/07	22,700	5,147	—	100.00%	100.00%	100.00%	—	—	—	—	32,944
Other land reserves (12)	N/A	—	13,537,620	—	81.67%	0.00%	0.00%	—	—	—	—	11,439

Subtotal Land Reserves		22,700	21,924,674	—	N/A	N/A	N/A	76,772	22,637	31,091	23,044	396,949
Other
Alsina 934	20/08/92	705	3,750	1	100.00%	100.00%	100.00%	11,745	—	—	1,833	—
Bouchard 551	15/03/07	244,148	9,946	N/A	100.00%	100.00%	100.00%	108,423	108,423	—	—	—
Madero 1020	21/12/95	16,008	5,056	8	100.00%	100.00%	100.00%	16,947	476	—	—	—
Dique III	09/09/99	25,836	10,474	3	100.00%	0.00%	100.00%	91,638	—	26,206	41,808	—
Other Properties (13)	N/A	14,418	7,017	33	100.00%	100.00%	99.22%	21,468	112	—	430	1,566

Subtotal Other		301,115	36,243	45	N/A	N/A	N/A	250,221	109,011	26,206	44,071	1,566

Total (14)		798,966	23,779,713	3,712	N/A	N/A	N/A	960,756	196,811	75,751	103,966	575,793

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03.

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.

(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.

(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02.28.03.

(6)	Corresponds to our total sales consolidated by the RT4 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.

(7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio at June 30, 2008, adjusted for inflation at 02/28/03.

(8)	Indirectly owned through Alto Palermo.

(9)	Indirectly owned through Inversora Bolivar.

(10)	Includes the following properties: Dorrego 1916 through IRSA.

(11)	Directly through IRSA and indirectly through Inversora Bolivar. Includes sale of Abril shares.

(12)	Includes the following land reserves: Isla Sirgadero, Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, advance purchase of San Luis (through Inversora Bolivar) and C.Gardel 3134, C.Gardel 3128, Aguero 596, Zelaya 3102, Conil and others APSA (through Alto Palermo).

(13)	Includes the following properties: Puerto Madero Dock XIII (through IRSA).

(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to our consolidated financial statements.

(15)	Corresponds to receivables from swaps disclosed as “Inventories” in the consolidated financial statements.

(16)	Indirectly owned through CYRSA S.A.

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

Apartment Projects Under Development

Torre Caballito, City of Buenos Aires. This undeveloped 2.1 hectare property is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which we sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo”. Koad has agreed to develop a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. The total area of this apartment complex that will be for sale is estimated to be approximately 28,000 square meters. On August 2009, we will be entitled to ownership of 26.7% of the total square meters and 25% of the parking lots of the entire complex, representing 118 apartments and 55 parking lots located in Tower 1. As a result of an incentive scheme agreed to with Koad, the number of square meters we will receive could vary according to the project’s date of completion. As a result of this transaction, Koad granted to us a first lien mortgage on the property to secure up to US$7.4 million of its obligations to us and posted a surety bond in our favor supporting an additional US$2.0 million of Koad’s obligations to us.

Torres Renoir, Dock III. In September 2004, we and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a barter contract whereby we delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, housing units, parking lots and parking spaces, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8.0million. As a security for the transaction, DYPSA set up a first degree mortgage for US$ 8.0 million in our favor. During the fiscal year ended June 30, 2008 DYPSA transferred us the possession of all of the individual storage spaces and parking lots totaling US$ 0.5 million. We signed preliminary sales agreements for certain units to be received which where valued at their net realizable value. The increase for this method of valuation amounted to Ps. 21.0 million; of which Ps. 2.6 million and Ps. 18.4 million were recorded as of June 30, 2008 and 2007, respectively.

In June 2006, we signed a barter contract with DYPSA whereby we delivered DYPSA plot 1e) of Dique III in exchange for receiving, within a maximum term of 36 months, house units, parking and storages spaces representing in the aggregate 31.50% of the square meters built in the building to be constructed by DYPSA. The value of the transaction amounts to US$ 13.5 million. In November 2007, we and DYPSA resolved the substitution of the mentioned barter exchange for a payment of US$ 18.3 million, which was fully collected as of June 30, 2008. The gain on the substitution was Ps. 14.8 million.

Vicente López, Olivos, Provincia de Buenos Aires. On January 16, 2007, we acquired the total shares of Rummaala S.A. (“Rummaala”), the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever occurs last. As security for compliance with the construction of the building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the above mentioned transaction, Rummaala acquired a plot of land adjacent to its own property for a total consideration of US$15.00 million, payable as follows: (i) US$0.50 million in cash; (ii) by delivering certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) by delivering certain units of the building to be constructed in the land acquired for a total consideration of US$13.25 million, within a 40-month term starting from the approval date of the plans by the related authorities or when the facilities be vacated, whichever occurs last. As security for compliance with the construction of the building and transfer of the units, the property located at Suipacha 652 was mortgaged.

In April 2007, we constituted CYRSA S.A. in order to develop high-end residential units in Argentina. To that end, we contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $21.5 million, whereas CYRELA contributed $21.5 million (an amount equivalent to the value of the shares that we contributed).

We also entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in Argentina through CYRSA S.A., which will operate under the name of IRSA - CYRELA.

Cyrsa is presently developing this plot of land. As of June 30, 2008 we had executed preliminary sales agreements representing 96% of the units to be sold.

The sale prices set forth in these preliminary sales contracts consist of a fixed part and a variable part to be determined in line with future construction expenses.

The client can choose from these purchase plans:

•	The price determined will be paid on installments and be fully paid at the time of transfer / signature of deeds.

•	Partial payment in installments payable up to the time of transfer / signatures of deeds and, the remaining balance is financed for 90 months, with the units mortgaged in our favor as guarantees.

We are committed to transfer the functional units by February 2011.

Torres Rosario Project, City of Rosario, Province of Santa Fe. IRSA’s subsidiary Alto Palermo owns a plot of land of approximately 42,620 (without parcel 7 already permuted) square meters in the city of Rosario, near the Alto Rosario Shopping Center. On October 11, 2007, we entered into a barter agreement with Condominios del Alto S.A. pursuant to which our subsidiary Alto Palermo S.A. bartered a fraction of parcel 2-g representing a total of 7,901.30 square meters for the construction of a residential complex. As consideration for this parcel, Condominios de

Alto S.A. will deliver fifteen housing units, with a total constructed surface area of 1,504.45 square meters and fifteen parking spaces. In addition, APSA granted to Condominios an option to purchase through barter parcel 2-h.

Terreno Caballito, CYRSA. In June 2008 we entered into a barter agreement with CYRSA (the 50-50 joint venture with Cyrela) in which we bartered a 9,784 square meter property in the Caballito neighborhood in the city of Buenos Aires.

CYRSA agreed to develop a residential project comprised of a first stage of two towers and a third tower to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$0.12 million and agreed to transfer to IRSA certain home units in the buildings to be built which will represent 25% of the area constructed. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$12.6 million. If CYRSA does not construct the third building by June 2010, then IRSA will receive the functional units and have the right to construct the third building in the future.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2008 there are 20 parking spaces pending sale. The project originally included four 23-story towers targeting the middle-income market, but we decided not to construct Torres Jardín IV and may consider a barter transaction with a third party for its construction.

Torres de Abasto, City of Buenos Aires. In May 1999, we completed the construction of “Torres de Abasto,” a 545-apartment high-rise residential complex located one block from Abasto in the center of the City of Buenos Aires. The complex had a construction cost of US$34.3 million and consists of three 28-story buildings and one 10-story building, all of which target the middle-income market. The complex has a swimming pool, a terrace, 24-hour security, approximately 310 underground parking spaces and four retail stores on the ground floor of one of the buildings. As of June 30, 2008, 100% of the units in the complex had been sold.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This building covers 6,400 square meters of surface area of which 3,633 belong to us, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views of the river. This development was partially financed through the advance sale of its apartments. As of June 30, 2008, the project was completed and 100% of the units had been sold.

Barrio Chico, City of Buenos Aires. In March 2003 we purchased a plot of land on San Martin de Tours Street in the district of Barrio Parque, an exclusive residential zone in the City of Buenos Aires. At the time the sales contract was signed, US$0.08 million were prepaid. In June 2003 at the time the deed of title was transferred, US$0.23 million were paid. At that time, the property was mortgaged to Providence for US$0.75 million, to guarantee 25% of the housing units we were obligated to deliver upon the building’s completion. We financed the construction of this luxury residential complex designed for high-income customers with its own working capital. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. As of June 30, 2008 the project was completed and only 2 units and 8 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of the City of Buenos Aires, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units and 165 parking spaces. As of June 30, 2008, all of the loft units in the complex had been sold.

Minetti D., City of Buenos Aires. Minetti D. is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2008, 98.9% of the units had been sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired in November 1997 from Pérez Companc S.A. As of June 30, 2008, all of the units in Alto Palermo Plaza were sold and there was only one unit to be sold in the Alto Palermo Park.

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

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization have also influenced the trend to adopt this lifestyle.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2008, 95.9% of the property had been sold for an aggregate of Ps.222.1 million, with 53,628 square meters left to be sold.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 km north from downtown Buenos Aires, we are developing a 99.8 hectare gated residential complex known as “El Encuentro”, which will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$3.98 million to Inversora Bolívar, of which US$0.98 million were paid and the balance of US$3.0 million will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed on December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar on real property amounting to US$3.0 million in guarantee of compliance with the operation. As of June 30, 2008, the neighborhood was equipped with all the utilities: power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc. However, the underground tunnel and the Bancalari-Benavidez road are still pending completion. In mid-fiscal year 2008, the preliminary marketing of the complex started.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina on the southwestern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2008, only one plot had not been sold.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth, As of June 30, 2008, our land reserves totaled 27 properties consisting of approximately 2,195 hectares (including Rosario, Terreno Beruti, Caballito, and Coto C.I.C.S.A. (“Coto”) air space owned by Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa María, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. This is an urbanization project developed through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”). This project is currently expected to have residential complexes as well as offices, stores, hotels, sports, water areas, services areas with schools, supermarkets and parking lots.

As part of the project, we sold 10% of the capital stock of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million is payable on December 23, 2009.

Background

A rule passed by the Legislative Branch of the City of Buenos Aires in 1992 (Ordinance 45,665/92), provided general urban standards for the site, and call for a proposal to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana—COPUA). In 1997 we acquired the site which the National Executive Branch had assigned to be the athlete residence of the Olympic Games (Olympic Village) in case Buenos Aires was chosen as host city to hold the Olympic Games (former Boca Juniors Football Club sports town). This property is currently owned by our subsidiary Solares de Santa María S.A. From that date forward, we have sought the approval of a mixed-use development project to be built on the site before the governmental authorities of the City of Buenos Aires.

Evolution of Approval Instances

In 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the City Treasurer’s Office, for approval.

In 2002, by Decree 405/02, the Government called for a public hearing to be held in June 2002, which was attended by professional and private entities and assessed by all competent agencies.

In July 2006, the COPUA made its recommendations about the project. On December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, that included the following:

•	The project met the Guidelines of the Environmental Urban Plan.

•	The project was included in the proposals for the strategic development of the City’s Southern Area.

•	A pedestrian lane was designed along the permiter of the entire site on the Río de la Plata bank.

•

Integration with the city was prioritized respecting the surrounding urban landscape, designing a waterfront along the Río de la Plata bank, and providing vehicular integration with the avenues surrounding the site.

•	We proposed the donation of 50% of the site to the City of Buenos Aires which is the maximum amount set forth in the Planning Code.

•	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

On March 29, 2007, COPUAM (formerly COPUA) passed the 145-COPUAM-07 REPORT which stated that it had no objections to the company’s proposal and requested that the General Attorney render a decision concerning the ruling proposed.

In May 2007, the Traffic Bureau requested a new traffic study for the area. This new study was carried out and the report and traffic simultarion were discussed with the authorities.

Prior to its execution, the Decree was approved by the Minister of Planning and Public Works, the Traffic and Transport Bureau, the General Attorney and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works. On November 9, 2007, 11 years after the dossier was opened and 15 years after the general ruling on the site was issued by the City Council, the Government chief of the City of Buenos Aires executed Decree No. 1584/07. On December 1, 2007 Decree No. 1584 was published in the City Official Gazette No. 2815. The assignment of space for public use and convenience is the maximum provided for in the Planning Code: 50% of the site will be donated for public use (357,975 sqm).

Notwithstanding this approval, several operational and legal issues remain in the implementation of this project. The Decree has been challenged by an appeal for legal protection (acción de amparo) and as a result, we cannot give you any assurances as to when we will be able to kick off this project.

As of October 30, 2008, our internal team completed the Urban Development project draft for Solares de Santa María. Feasibility studies have been filed with the service companies and we have held multiple informative meetings with several governmental agencies aimed at defining the development of the draft project.

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

Caballito, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, purchased by Alto Palermo in November, 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. The authorization of the government of the City of Buenos Aires for the development of a shopping center, an office building and a private hospital in this plot has not been granted yet, and we cannot give assurance that it will be granted.

Terreno Figueroa Alcorta. On December 22, 2005, our subsidiary Alto Palermo s sold the plot of land denominated Alcorta Plaza for a total price of US$7.7 million to RAGHSA S.A.. The agreed terms and conditions of payment were determined in four installments of US$ 1.9 million and 7.5% annual interest on the balance. The four installments had been collected as of the fiscal year ended June 30, 2008.

Terreno Beruti. On June 24, 2008, Alto Palermo acquired a plot of land situated at Beruti 3351/3359, in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center “Shopping Alto Palermo”. The transaction involved a surface area of 3,238 square meters for a price of US$ 17.8 million. This is a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

Coto Air Space. Alto Palermo is the owners of an air space of about 19,755 m2 above Coto Hypermarket, close to its Abasto Shopping Center, in downtown Buenos Aires. Alto Palermo S.A and Coto Centro Integral de Comercialización S.A. (Coto) executed a public deed on September 24, 1997, whereby Alto Palermo acquired the rights to receive parking units and the rights to construct above the building located between Agüero, Lavalle, Guardia Vieja and Gallo Streets, in the Abasto neighborhood of Buenos Aires.

In July, 2008 Alto Palermo entered into a barter agreement with CYRSA pursuant to which Alto Palermo, subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for deminimis cash (US$ 0.9 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Land Reserves in the Province of Buenos Aires

Pereiraola, Hudson. Through Inversora Bolivar, we own a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130 hectare undeveloped property adjacent to our Abril community. We intend to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project, but we have already obtained the necessary municipal permits. The plot’s book value is estimated to be Ps.21.7 million as of June 30, 2008.

Pilar. Pilar is a 74 hectare undeveloped land reserve property located close to Pilar City, 55 kilometers northwest of the City of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate or a financing plan. The plot’s book value is estimated to be Ps. 3.4 million as of June 30, 2008.

Luján. In May 2008, we entered into a preliminary purchase contract with transfer of possession with Birafriends S.A. (an unrelated party) for the acquisition of a plot of land in Luján, Province of Buenos Aires, for a total purchase price of US$ 3.0 million. We paid US$ 1.2 million and the remaining balance will be paid at the time of the signing of the deed. On December 2008, we assigned the preliminary purchase contract to Cresud. Cresud will pay the remaining balance at the time of the signing of the deed, and will also refund us the amount we paid at the time of the signing of the preliminary purchase.

Other Undeveloped Parcels in the City and Province of Buenos Aires. Our land reserve portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the outskirts of the City of Santa Fe called Isla Sirgadero.

Land Reserves in Other Provinces

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November, 2006 we participated in a public bidding process called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. The building contains a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex, legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we act as grantor. This contract establishes a monthly rent payment and increases of Ps.2,513 every 47 months. On September 25, 2007, Alto Palermo signed with the Government of the Province of Córdoba the title deed of the property where the Patio Olmos Shopping Center is currently operating and the concession agreement was also transferred. The agreed purchase price balance of Ps.22.7 million was paid. As of June 30, 2008, the concession is in its 196th month with a monthly payment of Ps.12,565.

Canteras Natal Crespo, Province of Córdoba. The initail guidelines for the development of this project are in process on the basis of the master plan of the Chilean architect firm URBE. Preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government of Córdoba.

This project consists of a mix of residential and commercial buildings and will be located in an attractive natural setting in the mountains of Córdoba. Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as its main activity the development of this project

Office and Other Non-shopping Center Rental Properties

Overview

We are engaged in the acquisition, development and management of offices and other non-shopping center rental properties in Argentina. As of June 30, 2008, we directly and indirectly, owned interests in 28 office and other rental properties in Argentina which comprised 260,866 square meters of gross leaseable area. Of these properties, 19 were office properties which comprised 163,724 square meters of gross leaseable area. For the fiscal year ended June 30, 2008, we had revenues from office and non shopping center rental properties of Ps.101,0 million.

All of our office rental property in Argentina is located in the City of Buenos Aires. All of these properties are rented to various different premium tenants. For the year ended June 30, 2008 the average occupancy rate for all IRSA’s properties in the Offices and Other Rental Property segment was approximately 93.55%. Nine different tenants accounted for approximately 27.0% of our total revenues for the fiscal year ended June 30, 2008. IRSA’s seven main office rental tenants are: Grupo Total Austral, Price Waterhouse, Apache Energía, Exxon Mobile Business Center, Sibille S.C. (KPMG), Microsoft de Argentina S.A., and Unilever Argentina.

Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our units that are not rented, in which case we absorb the cost. Our leasable space is marketed through commissioned brokers, the media, and directly by us.

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

	Date of Acquisition	Leaseable Area sqm(1)	Occupancy Rate(2)	IRSA’S Effective Interest	Monthly Rental Income Ps./000(3)	Annual Rental Income for fiscal years Ps./000(4)			Book Value (in thousands pesos)(5)
						2008	2007	2006
Offices
Intercontinental Plaza(6)	11/18/97	22,535	100%	100%	1,368	12,496	10,977	5,436	90,526
Dock Del Plata	11/15/06	7,921	100%	100%	533	6,945	3,103	N/A	25,654
Libertador 498	12/20/95	10,533	100%	100%	782	8,551	6,307	3,872	39,632
Maipú 1300	09/28/95	10,280	100%	100%	701	8,107	6,006	3,515	41,029
Laminar Plaza	03/25/99	6,521	100%	100%	499	5,607	4,631	3,059	28,342
Reconquista 823/41	11/12/93	5,016	100%	100%	185	2,256	1,139	N/A	18,445
Suipacha 652/64	11/22/91	11,453	100%	100%	357	2,480	1,398	1,055	11,840
Edificios Costeros	03/20/97	6,389	89%	100%	325	3,896	3,124	1,760	17,922
Costeros Dique IV	08/29/01	5,437	100%	100%	394	4,603	1,987	1,736	20,287
Bouchard 710	06/01/05	15,014	100%	100%	1,184	12,931	8,900	5,813	67,305
Bouchard 551	03/15/07	23,378	100%	100%	1,674	12,678	3,925	N/A	155,226
Madero 1020	12/21/95	215	100%	100%	7	89	97	78	696
Della Paolera 265	08/27/07	15,822	100%	100%	1,303	15,688	N/A	N/A	165,463
Edificio República	04/28/08	19,533	19%	100%	203	203	N/A	N/A	228,767
Other Offices(7)	N/A	3,677	100%	N/A	140	1,385	1,289	1,040	10,606

Subtotal Offices		163,724	90%	N/A	9,655	97,915	52,883	27,364	921,740

Other rental properties
Other rental properties(8)	N/A	504	56%	N/A	17	188	242	175	4,150
Works in Progress Dique IV(11)	12/02/97	N/A	N/A	100%	N/A	—	N/A	N/A	36,387
Museo Renault	12/06/07	1,275	100%	100%	30	204	—	—	4,970
Thames(6)	11/01/97	33,191	100%	100%	51	607	607	607	3,899
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	67	958	1,043	1,234	12,494
Other Properties(9)	N/A	2,072	100%	N/A	16	220	168	106	6,142

Subtotal		97,142	100%	N/A	181	2,177	2,060	2,122	68,042
Related fees(12)	N/A	N/A	N/A	N/A	N/A	897	740	1,079
Total offices and other(10)	N/A	260,866	94%	N/A	9,836	100,989	55,683	30,565	989,782
Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.

(2)	Calculated dividing occupied square meters by leaseable area.

(3)	Agreements in force as of June 30, 2008 for each property were computed.

(4)	Total consolidated leases, according to the RT21 method.

(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.

(6)	Indirectly owned through Inversora Bolivar S.A.

(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768, and Sarmiento 517.

(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Retail stores in Abril (wholly assigned to Abril S.A.) and Casona in Abril (through IRSA and Inversora Bolivar).

(9)	Includes the following properties: one unit in Alto Palermo Park (through IBSA) and Constitución 1159 (through IRSA).

(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to our audited consolidated financial statements included elsewhere in this annual report.

(11)	Work in progress of an AAA office building in Puerto Madero.

(12)	Income from building management fees.

The following table shows a schedule of the lease expirations of IRSA’s office and other properties for leases outstanding as of June 30, 2008, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring (1)	Square meters subject to expiring leases (2)(3)	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
2009	52	47,890	52%	21,713,170	19%
2010	56	52,583	22%	40,081,509	35%
2011	54	55,537	23%	46,227,909	40%
2012+	9	7,652	3%	6,626,334	6%

Total	171	163,662	100%	114,648,922	100%

(1)	Includes Offices which contract has not been renewed and vacant stores as of June 30, 2008.

(2)	Does not include vacant leased square meters.

(3)	Does not include square meters or revenues from parking spaces.

The following table shows our office occupancy percentage during fiscal years ended June 30, 2006, 2007 and 2008:

	Occupancy Percentage
	Fiscal year ended June 30,(1)
	2006	2007	2008
	(in percentage)
Offices
Intercontinental Plaza	100	100	100
Bouchard 710	100	100	100
Bouchard 557	N/A	100	100
Dock del Plata	N/A	100	100
Libertador 498	100	100	100
Maipu 1300	95	100	100
Laminar Plaza	100	100	100
Madero 1020	100	100	100
Reconquista 823/41	—	100	100
Suipacha 652/64	100	100	100
Edificios Costeros	95	96	89
Costeros Dock IV	100	96	100
Della Paolera 265	N/A	N/A	100
Edificio República	N/A	N/A	19
Others(2)	100	100	100

(1)	Leased square meters in accordance with lease agreements in effect as of June 30, 2008, 2007 and 2006 considering the total leaseable office area for each year.

(2)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2006, 2007 and 2008:

	Fiscal year ended June 30,(1)
	2006	2007	2008
	(Ps. per square meter)
Offices
Intercontinental Plaza	299	487	555
Bouchard 710	387	623	861
Bouchard 557(2)	N/A	118	458
Dock del Plata	N/A	392	877
Libertador 498	374	634	812
Maipu 1300	373	597	789
Laminar Plaza	479	710	860
Madero 1020	362	450	414
Suipacha 652/64	119	123	217
Reconquista 823/41	—	236	450
Edificios Costeros	278	504	610
Costeros Dock IV	259	387	847
Della Paolera 265(3)	N/A	N/A	992
Edificio República(4)	N/A	N/A	55
Others(4)	285	429	448

(1)	Calculated considering Annual Leases to total leaseable office area, in accordance with IRSA’s percentage of ownership in each building.

(2)	Lease agreement beginning in the third quarter of fiscal year ended June 30, 2007, consequently income is for only three months of that fiscal year. In the third quarter of fiscal year 2008, 9,946 sqm were sold.

(3)	The property was acquired on August 27, 2008, consequently income is for only ten months of fiscal year ended June 30, 2008.

(4)	The property was acquired on April 28, 2008 and construction works were in progress, consequently income is for only 1 month of the fiscal year ended June 30, 2008.

(5)	Includes the following buildings: Madero 942, Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

Properties

Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo and Cresud.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Finterbusch Pickenhayn Sibille S.C. (KPMG), and Microsoft de Argentina S.A.

Bouchard 551, City of Buenos Aires. Bouchard 551 is a Class A office building we acquired in March 2007, for a total price of US$84.1 million, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and the Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. On January 9, 2008, we sold a 29.9% stake in the building, which represented an attractive opportunity for us to realize the appreciation of our portfolio assets. The transaction included a surface area of 9,946 sqm plus 133 parking spaces and amounted to US$ 34.4 million. Principal lessees include La Nación S.A. and Price Waterhouse & Co. and AS. EM. S.R.L.

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

Della Paolera 265, BankBoston Tower. In August 2007, we acquired a 50% interest in the “Bank Boston Tower”, a 31,670 square meter property located in Buenos Aires, for a total consideration of US$54 million. As of June 30, 2008, the occupancy rate of the BankBoston Tower was 100%. The principal tenants include Standard Bank, Exxon Mobile, Kimberly Clark de Argentina, Hope, Duggan & Silva S.C. and Apache Energía.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower located at the intersection of three of the most important fares thorough of the City of Buenos Aires, making it accessible from the north, west and south of the city. We own 17 floors with an average area per floor of 620 square meters and 281 parking spaces. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include MTV Networks Argentina S.R.L., Epson Argentina S.A., Yara Argentina S.A., Alfaro Abogados S.C., Julius Baer Financial Consultancy S.A., LG Electronics Argentina S.A., Allergan Productos Farmaceuticos S.A. and our subsidiary CYRSA S.A.

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

Laminar Plaza, City of Buenos Aires. Laminar Plaza is a 20-story office building located in Catalinas, the City of Buenos Aires’ most exclusive office district. Each floor has an average area of 1,453 square meters, including common areas. We own 5 floors and 66 parking spaces. The main tenants, among others, are as follows: Cisco Systems, Telefónica Moviles de Argentina S.A., Chubb Argentina de Seguros S.A., Hewitt Associates S.A., Apache Petrolera Argentina S.A., Natural Energy S.A. and Fertiva Latinoamérica S.A.

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

Reconquista 823/41, City of Buenos Aires. Reconquista 823/41 is a 15-story office tower located in the Catalinas area. We own the entire building which is made up of three basements,

space for 52 cars in the car parks, the ground floor and 15 floors of office space. The building has floors with an average area of 540 square meters. As of June 30, 2008, we have an occupancy rate of 100.0%. The building’s principal tenants include Marval & O’Farrel and Tracker S.R.L.

Edificios Costeros, Dique II, City of Buenos Aires. Costeros A and B are two four-story buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,319 square meters. In September 1999 we completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Reckitt Benchiser Argentina S.A., Martina Di Trento S.A., Italcred S.A., Minera Agua Rica L.L.C. and Somos Tres S.R.L.

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

Edificio República. In April 2008, we acquired and paid US$70.2 million for the property. The acquisition was partially financed by a mortgage loan from Banco Macro of US$33.6 million accruing interest at a fixed rate of 12% per annum and payable in five installments beginning in April 2009. This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds 19,533 gross leaseable square meters to our portfolio. The building has 20 floors, 16 of which were vacated at the time of acquisition. As of June 30, 2008, we executed agreements for 9,000 sqm with several important tenants, including Apache Energía, Deutsche Bank, Estudio Beccar Varela and Banco Itaú, at values of US$37 and US$39 per square meter.

Dock IV, City of Buenos Aires. This luxury office building has a total surface area of approximately 20,668 square meters, and will offer 11,000 square meters of large and versatile office space for lease. The building’s layout welcomes both companies requiring smaller office space, averaging 200 square meters, and corporations in need of an entire floor. The total projected investment amounts to approximately Ps.50.5 million. As of October 31, 2008, approximately 82% of the project had been completed.

Other office properties. We also have interests in three smaller office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps.1.4 million in annual rental income for fiscal year 2008. Among these properties are Madero 942, Libertador 602, Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. Our portfolio of non-shopping center leased properties includes ten non-shopping center leased properties that are leased as street retail, a warehouse, two leased undeveloped parcels of land and various other uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Edificio Crucero I, Thames and Santa María del Plata.

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

The following chart shows certain information regarding our hotels:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room	Sales in Ps.000 as of June 30 of fiscal(3) (in thousands Ps.)			Book value as of 06/30/08
					Ps.(2)	2008	2007	2006
Intercontinental(3)	11/97	76.34%	309	76.1%	486	57,517	45,263	39,305	59,402
Sheraton Libertador(4)	3/98	80.00%	200	89.3%	400	34,526	29,338	25,302	46,501
Llao Llao(5)	6/97	50.00%	201	62.4%	933	56,804	48,080	39,156	92,868
Plots in Bariloche(5)	12/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total			710	76%	557	148,847	122,681	103,763	220,671

(1)	Accumulated average in the twelve-month period.

(2)	Accumulated average in the twelve-month period.

(3)	Indirectly owned through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.).

(4)	Indirectly owned through Hoteles Argentinos S.A.

(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. The Sutton Group currently owns a 50% stake in the hotel. The Hotel Llao Llao is located on the Llao Llao península, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires.

During 2007, the hotel was expanded at a cost of approximately US$12.7 million. The number of suites in the hotel increased to 201 rooms, improvements were made in the kitchen and laundry room, and a high technology water purifying plant was constructed. As of June 30, 2008, the works were completed and 43 additional rooms were being offered to the public.

Hotel Intercontinental, City of Buenos Aires. In November 1997, we acquired 51% of the Hotel Intercontinental from Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 25% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

During the fiscal year ended June 30, 2008, we invested US$1.5 million in improvements to the rooms (standard and junior suites), corridors and floors of the “Club Continental” sector. These improvements were aimed at providing greater comfort for hotel guests, according to the standards of Intercontinental Hotels worldwide.

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

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7.0 million, of which US$4.2 million were paid cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural setting and has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

Our Investment in Banco Hipotecario

We have a significant investment in Banco Hipotecario which represented 6.5% of our consolidated assets as of June 30, 2008. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 41 branches and 50 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. As of June 30, 2008, Banco Hipotecario ranked third in the Argentine financial system in terms of shareholders’ equity and tenth in terms of total assets. As of June 30, 2008, Banco Hipotecario’s shareholders’ equity was Ps.2,651.7 million, its assets were Ps.10,572.3 million, and its net income for the first six months of 2008 was Ps.9.5 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

As of June 2008, it continued expanding these business lines, as non-financial private sector loans increased to Ps.669.6 million, principally as a result of retail and consumer loan originations, which represent a 70.5% increase over the amount at June 2007. Commercial loans to the private sector decreased 17.5% during the same period.

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2008, its portfolio of non-mortgage loans increased to 51.7% of its total loan portfolio compared to 51.2% as of June 30, 2007

During 2007 and the six-month period ended June 30, 2008, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	As of December 31,				As of June 30
	2006		2007		2008
Checking accounts	Ps.	18.7	Ps.	35.5	Ps.	40.3
Saving accounts		165.6		190.9		178.1
Time deposits		428.6		1,069.0		1,657.3
Other deposit accounts		23.4		29.3		32.4
Accrued interest payable		3.6		10.1		18.2

Total	Ps.	639.9	Ps.	1,334.8	Ps.	1,926.3

Seasonality

Our “shopping centers” business unit is subject to strong seasonality. During the summer holiday season (January and February) our tenants experience their minimum sales levels, compared to the winter holiday season (July) and December (Christmas) when our tenants tend to reach their peak sales figures. Clothing and footwear tenants tend to change their collections in the spring and fall. This has a positive effect on the sales of stores. Discount sales at the end of each season also have a major impact on our business.

Competition

Shopping centers

We compete in the shopping center sector through our subsidiary Alto Palermo. Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
Alto Palermo
	Alto Avellaneda(4)	CBA	49,604	142	3.73%	2.98%
	Abasto de Buenos Aires	BA	39,642	171	2.98%	3.58%
	Mendoza Plaza Shopping(4)	Mendoza	39,421	152	2.96%	3.19%
	Paseo Alcorta(4)	BA	48,893	111	3.68%	2.33%
	Alto Palermo Shopping	BA	18,551	143	1.39%	3.00%
	Buenos Airess Design(3)	BA	14,069	63	1.06%	1.32%
	Patio Bullrich	BA	11,685	80	0.88%	1.68%
	Alto Noa(4)	Salta	18,851	89	1.42%	1.87%
	Córdoba Shopping(4)	Córdoba	23,428	104	1.76%	2.18%
	Alto Rosario (4)	Rosario	40,415	145	3.04%	3.04%

	Subtotal		304,559	1200	22.89%	25.16%
Cencosud
	Unicenter Shopping(4)	GBA	95,204	287	7.16%	6.02%
	Plaza Oeste Shopping(4)	GBA	42,083	146	3.16%	3.06%
	Quilmes Factory(4)	GBA	43,228	48	3.25%	1.01%
	Portal Lomas(4)	GBA	34,188	50	2.57%	1.05%
	San Martín Factory(4)	GBA	35,183	31	2.64%	0.65%
	Parque Brown Factory(4)	GBA	31,227	91	2.35%	1.91%
	Las Palmas del Pilar Shopping(4)	GBA	51,862	106	3.90%	2.22%
	Portal de Palermo(4)	BA	33,023	9	2.48%	0.19%
	Portal de la Patagonia(4)	Neuquén	34,279	50	2.58%	1.05%
	Portal de Escobar(4)	GBA	31,937	24	2.40%	0.50%
	Portal de los Andes(4)	Mendoza	31,380	40	2.36%	0.84%
	Portal de Madryn	Chubut	4,100	26	0.31%	0.55%
	Portal de Tucumán(4)	Tucumán	30,679	94	2.31%	1.97%
	Portal de Rosario(4)	Rosario	66,361	182	4.99%	3.82%
	Subtotal		564,734	1184	42.45%	24.82%
Other Operators
	Subtotal		461,031	2386	34.66%	50.02%
Total			1,330,324	4770	100.00%	100.00%

Source: Argentine Chamber of Shopping Centers.

(1)	“GBA” means Gran Buenos Aires, the Buenos Aires metropolitan area, and “BA” means the city of Buenos Aires.

(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.

(3)	Alto Palermo has an effective interest of 53,7% in ERSA, a company that operates the concession of this building.

(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Financing

The credit card market in Argentina is highly competitive due to (i) the active participation in this market of significantly all international and domestic banks conducting business in Argentina, most of which have significantly greater financial resources than we do and (ii) the strong market position of both Visa and Mastercard in Argentina. Our principal competitors in various segments of the credit card market include:

•	International and domestic Cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional cards: Naranja, Provencred, Efectivo Sí and Credilogros.

•	Zonal cards: Italcred, Carta Sur, Crédito Actual and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Hipotecario, Macro, StandardBank

•	International financial companies: GE Money, Cetelem and AIG (Efectivo Sí).

Development and Sale of Properties

A large number of companies are currently competing with us in the development and sale of properties in Argentina. This segment is highly fragmented, and an increasing number of companies have been taking advantage of low construction costs and attractive property values, making this segment highly competitive. In addition, there is a large supply of comparable properties in the vicinity of our developed properties. This may adversely affect our ability to sell our developed properties at prices that generate a positive return on our investment.

Office and Other Non-Shopping Center Rental Properties

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

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

Under the Argentine Civil Code and the Lease Law No. 23,091, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options –leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years. Despite this restriction, in November 2007, the judicial courts authorized Alto Palermo to enter into a lease agreement with Wal Mart Argentina SRL for a term of 30 years. This exception was authorized taking into consideration the size of the investment required and the amount of time that was necessary to recoup this investment. In June 2008, Alto Palermo requested the judicial courts a new authorization to enter into a lease agreement with Falabella for a term of 30 years. In August 2008, the judicial courts rejected the request and in November 2008 Alto Palermo appealed this decision. As of the date of this filing, the court’s decision is still pending.

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

While current argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. On August 16, 2006, former economy minister Felisa Miceli announced a loosening of requirements on mortgage loans up to Ps.300,000. Banks were enabled to finance 100 percent of house purchases on property valued at up to Ps.200,000 and 90 percent of purchases of property worth up to Ps.300,000. The duration of these loans will be up to 30 years. These measures were taken in response to the escalating cost of leases and the difficulties in accessing the mortgage loan market. These measures became effective in September, 2006.

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

On February 4, 2003, the Argentine government enacted Decree No. 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in May 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property was suspended until December 2006.

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

On November 8, 2006, Law No. 26,167 was enacted. It established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. Such special proceedings give creditors ten days to inform the debtor of the amounts owed to them and thereafter agree with the debtor on the amount and terms of payment. In case of failure by the parties to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgments, judicial and extrajudicial auctions, evictions and other proceedings related to the mortgage loans contemplated in this law.

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

the registration of the intention to sell the property in subdivided plots in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regards to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division;

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

Consumer Protection Law. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including those which:

warranty and liability disclaimers;

waiver of consumer rights;

extension of seller rights; and

shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that acquire or use goods or services free of charge or for a price for final use for of their own benefit or that of their family or social group. It also includes the acquisition of rights on a time-share leasing, country club, private cemetery, among others.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promotes the services of such professionals.

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

The Argentine Government has tried to avoid the massive foreclosure of mortgages since the 2001 crisis. The Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 90 days more by Law No. 25,640 dated September 2002, expiring on February, 2003.

On February 4, 2003, the Executive Branch enacted Decree No. 204/2003 creating a mediation proceeding, for a limited period of 90 days, to be conducted through the Legal Emergency Units (Unidades de Emergencias Legales) depending from the Ministry of Labor, Employment and Social Security and the Ministry of Production.

On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in May 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property was suspended until December 2006.

On November 8, 2006, Law No. 26,167 was enacted. It established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. These special proceedings give creditors ten days to inform the debtor of the amounts owed to them and agree with the debtor on the amount and terms of payment. In case the parties fail to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgments, judicial and extrajudicial auctions, evictions and other proceedings related to the mortgage loans contemplated in this law.

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

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010 and Law No. 26,361, regulates different aspects of the business known as “credit card system.” The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop S.A.

Antitrust Law. Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies which exceed the accumulated sales volume by approximately Ps.200.0 million in Argentina; then the respective concentration should be submitted for approval to the Comisión Nacional de Defensa de la Competencia, or Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the Antitrust Authority may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

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

After our acquisition of Bouchard 557, we asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised us that we were in fact required to notify it, and the pertinent court ratified such decision. Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. As of the date of this annual report, this matter is still to be resolved.

After we sold the 29.85% interest in Bouchard 557, to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial, we asked the Antitrust Authority if it was necessary to notify this operation. On July 4, 2008, the Antitrust Authority informed us that it was not necessary to report this sale.

We filed a new request for the Antitrust Authority’s opinion regarding our acquisition of Bank Boston Tower on August 30, 2007. The Antitrust Authority advised us that we were in fact required to so notify it, and we challenged this opinion in the local courts.

On May 6, 2008, we filed with the Antitrust Authority a request for its opinion as to the need to notify the Antitrust Authority the acquisition of Edificio República. The Antitrust Authority advised us that we were in fact required to so notify it. We challenged this opinion in the local courts.

On January 15, 2007 we were notified of two claims filed against us before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 we responded the claims. On June 26, 2007, the Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this filing the result of this proceeding has not been determined.

On January 22, 2008, Alto Palermo requested the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center. As of the date of this filing, the Antitrust Authority has not reached a decision.

For more information see Item 3 “Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

C. Organizational Structure

The following is our organizational chart showing our principal subsidiaries, as of June 30, 2008:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
100%
Palermo Invest
98,16%
1.84%
Inversora Bolivar
100%
E-Commerce Latina S.A.
Ritelco 100%
5.1%
APSA 63.3%
Banks
Banco Hipotecario (12%)
70%
Banco de Crédito Y Securitización
LEGAL ENTITIES
100%
100%
ASSETS
Office buildings
Dock del Plata
Bouchard 710
Bouchard 551
Libertador 498
Maipú 1300
Laminar Plaza
Madero 1020
Reconquista 823/41
Suipacha 652/64
Edificios Costeros
Costeros Dique IV
Della Paolera 265 (50%)
República
Others
Office buildings
Intercontinental Plaza
Others
100%
Shopping centers
Alto Palermo
Paseo Alcorta
Alto Avellaneda
Abasto
Patio Bullrich
Alto Noa
Alto Rosario
Empalme
Mendoza
54%
Shopping centers
Buenos Aires Design
95%
Shopping centers
Neuquén
80%
Shopping centers
Panamerican Mall
80%
Consumer financing
Tarshop
Residential Developments
50%
Consumer financing
Metroshop
Lease agent operations
Comercializadora Los Altos S.A.
FIBESA
100%
50%
80%
76%
Hotel
Llao Llao
Hotel
Sheraton Libertador
Hotel
Intercontinental
100%
100%
50%
50%
100%
100%
100%
50%
50%
Land Reserves
Solares Santa María del Plata 90%
Canteras Natal Crespo 50%
Residential Appartments
Torres Jardín
Others
Residential Appartments
Villa Celina
Land reserves
Pereiraola
Land reserves
Puerto Retiro
Others
Residential Appartments
Alto Palermo Park
Others
Residential Appartments
Torres de Abasto
Residential Appartments
Caballito
Others
Residential Appartments
Horizons
Land Reserves
Terrenos de Caballito
Offices and rental properties
Hotel
Shopping Centers
Banks
Internet Companies
Consumer financing
Land reserves
Legal entities
Residential appartments
Residential developments

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2008.

Subsidiary	Activity	Country of Incorporation	Ownership percentage(1)	Voting power percentage(1)	Total revenues percentage
Ritelco S.A.	Investment	Uruguay	100%	100%	0.00%
Patagonian Investment S.A.	Investment	Argentina	100%	100%	0.00%
Palermo Invest S.A.	Investment	Argentina	100%	100%	0.00%
Solares de Santa María S.A.	Real estate	Argentina	90%	90%	0.09%
CYRSA S.A.(4)	Real estate	Argentina	50%	50%	0.00%
Pereiraola S.A.I.C.I.F.y A.	Real estate	Argentina	100%	100%	0.00%
Inversora Bolivar S.A.(3)	Real estate	Argentina	100%	100%	6.76%
Hoteles Argentinos S.A.	Hotel	Argentina	80%	80%	3.18%
Llao Llao Resorts S.A.	Hotel	Argentina	50%	50%	5.24%
Rummaala S.A.	Real estate	Argentina	50%	50%	50%
Alto Palermo S.A.(2)	Shopping Centers	Argentina	63.34%	63.34%	59.04%
Quality Invest S.A.	Real estate	Argentina	100%	100%	0.00%
E-Commerce Latina S.A.	Investment	Argentina	100%	100%	0.00%

Subsidiary	Activity	Country of Incorporation	Ownership percentage(1)	Voting power percentage(1)	Total revenues percentage
Financel Communications S.A.	Electronic Payments of goods and services	Argentina	80%	80%	0.00%
Canteras Natal Crespo S.A.(2)	Real estate	Argentina	50%	50%	0.01%

(1)	It does not contemplate irrevocable contributions.

(2)	We have joint control of Canteras Natal Crespo S.A., a land reserve for a future development, with ECIPSA. See Note 2.f. to our audited consolidated financial statements.

(3)	Percentage of total revenues based upon Inversora Bolivar’s consolidated results which include those of Nuevas Fronteras S.A.

(4)	We have joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões.

We have a significant interest in Banco Hipotecario, an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2008, we owned 11.8% of Banco Hipotecario, and 6.76% of such ownership was through our subsidiaries Inversora Bolívar S.A. and Ritelco S.A. Also, as of June 30, 2008, the voting power held by IRSA, Inversora Bolívar S.A. and Ritelco S.A. in Banco Hipotecario was 18.36%.

D. Property, Plants and Equipment

Property

As of June 30, 2008, all of our property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, and shopping centers) was located in Argentina. We lease our headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to two lease agreements that expire on February 28, 2014 and November 30, 2008, respectively. We do not currently lease any material properties other than our headquarters.

The following table sets forth certain information about our properties:

Property(10)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./ 000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (11)
Intercontinental Plaza(3)	11/18/97	22,535	City of Buenos Aires	90,526	—	—	—	—	—	Office Rental	100.0%
Dock del Plata	11/15/06	7,921	City of Buenos Aires	25,654	—	—	—	—	—	Office Rental	100.0%
Bouchard 710	06/01/05	15,014	City of Buenos Aires	67,305	—	—	—	—	—	Office Rental	100.0%
Bouchard 551	03/15/07	23,378	City of Buenos Aires	155,226	—	—	—	—	—	Office Rental	100.0%
Libertador 498	12/20/95	10,533	City of Buenos Aires	39,632	—	—	—	—	—	Office Rental	100.0%
Maipú 1300	09/28/95	10,280	City of Buenos Aires	41,029	—	—	—	—	—	Office Rental	100.0%
Laminar Plaza	03/25/99	6,521	City of Buenos Aires	28,342	—	—	—	—	—	Office Rental	100.0%
Madero 1020	12/21/95	215	City of Buenos Aires	696	—	—	—	—	—	Office Rental	100.0%
Reconquista 823/41	11/12/93	5,016	City of Buenos Aires	18,445	—	—	—	—	—	Office Rental	100.0%
Suipacha 652/64	11/22/91	11,453	City of Buenos Aires	11,840	Mortgage (7)	—	—	—	—	Office Rental	100.0%
Edificios Costeros	03/20/97	6,389	City of Buenos Aires	17,922	—	—	—	—	—	Office Rental	88.7%
Costeros Dique IV	08/29/01	5,437	City of Buenos Aires	20,287	—	—	—	—	—	Office Rental	100.0%
Edificio República	4/28/08	19,533	City of Buenos Aires	228,767	Mortgage	101,5	Abr-13	20,3	annual nominal 12% over balances	Office Rental	19.0%
Works in progress Dique IV	12/02/97	N/A	City of Buenos Aires	36,387	—	—	—	—	—	Office Rental	N/A
Madero 942	08/31/94	768	City of Buenos Aires	2,285	—	—	—	—	—	Office Rental	100.0%
Av. De Mayo 595/99	08/19/92	1,958	City of Buenos Aires	4,957	—	—	—	—	—	Office Rental	100.0%
Av. Libertador 602	01/05/96	638	City of Buenos Aires	2,732	—	—	—	—	—	Office Rental	100.0%
Rivadavia 2768	09/19/91	274	City of Buenos Aires	269	—	—	—	—	—	Office Rental	100.0%

Property(10)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./ 000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (11)
Sarmiento 517	01/12/94	39	City of Buenos Aires	363	—	—	—	—	—	Office Rental	100.0%
Constitución 1111	06/16/94	312	City of Buenos Aires	983	—	—	—	—	—	Commercial Rental	11.8%
Della Paolera 265	8/27/07	15,822	City of Buenos Aires	165,463	—	—	—	—	—	Office Rental	100.0%
Museo Renault	12/6/07	1,275	City of Buenos Aires	4,970	—	—	—	—	—	Commercial Rental	100.0%
Local comercial Cruceros	3/20/97	192	City of Buenos Aires	277	—	—	—	—	—	Commercial Rental	100.0%
Santa María del Plata	07/10/97	60,100	City of Buenos Aires	12,494	—	—	—	—	—	Others Rentals	100.0%
Thames(3)	11/01/97	33,191	Province of Buenos Aires	3,899	—	—	—	—	—	Others Rentals	100.0%
Constitución 1159	06/16/94	2,072	City of Buenos Aires	4,100	—	—	—	—	—	Others Rentals	100.0%
Other Properties(8)	N/A	N/A	City and Province of Bs. As.	4,932	—	—	—	—	—	Office Rental	N/A
Alto Palermo Shopping(4)	12/23/97	18,551	City of Buenos Aires	178,622	—	—	—	—	—	Shopping Center	100.0%
Abasto(4)	07/17/94	39,641	City of Buenos Aires	180,972	—	—	—	—	—	Shopping Center	99.6%
Alto Avellaneda(4)	12/23/97	37,030	City of Avellaneda	96,271	—	—	—	—	—	Shopping Center	99.8%
Paseo Alcorta(4)	06/06/97	14,465	City of Buenos Aires	72,144	—	—	—	—	—	Shopping Center	99.5%
Patio Bullrich(4)	10/01/98	11,685	City of Buenos Aires	101,291	—	—	—	—	—	Shopping Center	100.0%
Alto Noa(4)	03/29/95	18,851	City of Salta	25,039	—	—	—	—	—	Shopping Center	100.0%
Buenos Aires Design(4)	11/18/97	14,069	City of Buenos Aires	13,617	—	—	—	—	—	Shopping Center	100.0%
Alto Rosario(4)	11/09/04	28,562	City of Rosario	81,630	—	—	—	—	—	Shopping Center	99.2%
Mendoza Plaza(4)	12/02/94	39,688	City of Mendoza	88,363	—	—	—	—	—	Shopping Center	97.7%

Property(10)	Date of Acquisition	Leaseable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./ 000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (11)
Córdoba Shopping(4)	12/31/06	10,117	City of Córdoba	72,464	Mortgage	6,1	Dic-08	6,1	Fix Rate 6%	Shopping Center	97.2%
Panamerican Mall(4)	12/01/06	37,404	City of Buenos Aires	283,361	—	—	—	—	—	Shopping Center (in construction)	N/A
Neuquén(4)	07/06/99	N/A	Province of Neuquén	12,912	—	—	—	—	—	Shopping Center (in construction)	N/A
Puerto Retiro(3)	05/18/97	82,051	City of Buenos Aires	54,498	—	—	—	—	—	Land Reserve	N/A
Santa María del Plata	07/10/97	675,952	City of Buenos Aires	135,785	—	—	—	—	—	Land Reserve	N/A
Pereiraola(5)	12/16/96	1,299,630	Province of Buenos Aires	21,717	—	—	—	—	—	Land Reserve	N/A
Terreno Torres de Rosario (4)	4/30/99	42,620	City of Rosario	17,093	—	—	—	—	—	Land Reserve	N/D
Canteras Natal Crespo	07/27/05	4,320,000	Province of Córdoba	5,555	—	—	—	—	—	Land Reserve	N/A
Luján	5/30/08	1,160,000	Province of Buenos Aires	9,510	—	—	—	—	—	Land Reserve	N/A
Terreno Beruti (4)	6/24/08	3,238	City of Buenos Aires	52,030	Mortgage	27	40.210	14	not accrues interests	Land Reserve	N/A
Patio Olmos (4)	9/25/07	5,147	Province of Córdoba	32,944	—	—	—	—	—	Land Reserve	N/A
Others Reserves of Land(6)	N/A	14,324,327	Ciudad y Provincia de Buenos Aires	67,817	—	—	—	—	—	Land Reserve	N/A
Residential apartments, communities and others(9)	N/A	N/A	City and Province of Bs.As.	178,845	—	—	—	—	—	Residential apartments and others	N/A
Hotel Llao Llao	06/01/97	15,000	City of Bariloche	92,868	—	—	—	—	—	Hotel	62.4%

Property(10)	Date of Acquisition	Leaseable/ Salem2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./ 000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (11)
Hotel Intercontinental (3)	11/01/97	37,742	City of Buenos Aires	59,402	—	—	—	—	—	Hotel	76.1%
Hotel Libertador	03/01/98	17,463	City of Buenos Aires	46,501	Mortgage	17,5	Mar-10	15,3	Libor 6M + 700 pb	Hotel	89.3%
Terrenos Bariloche	12/01/06	N/A	Province of Rio Negro	21,900	Mortgage	4,5	Dic-09	0,3	Fix Rate 7%	Hotel	N/A

(1)	Total leaseable area for each property. Excludes common areas and parking spaces.

(2)	Cost of acquisition or development (adjusted as discussed in Note 2.c. to the consolidated financial statements), plus improvements, less accumulated depreciation, less allowances.

(3)	Through IBSA.

(4)	Through Alto Palermo.

(5)	Directly through IRSA and indirectly through IBSA.

(6)	Includes the following land reserves: Terrenos Pilar, Padilla 902 and Terreno Torre Jardín IV (through IRSA), Terreno Pontevedra; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, advance purchase San Luis and Merlo (through IBSA), and Terreno Caballito, the Coto project, C. Gardel 3128/34, Agüero 596, Zelaya 3102 and Conil (through Alto Palermo).

(7)	As security for compliance with the construction of the future building to be constructed in a plot of land in Vicente Lopez, Province or Buenos Aires and transfer of the future units, the company’s property located at Suipacha 652 was mortgaged.

(8)	Includes the following properties: Abril and Alto Palermo Park (through and Inversora Bolivar) and Torre Renoir I (through IRSA).

(9)	Includes the following properties: Torres Jardín, Torres Abasto, Edificios Cruceros; Barrio Chico, Concepción Arenal, Torres Renoir II, Torres Rosario Swap receivables Terreno Caballito (Cyrsa), Swap receivables Terreno Caballito (KOAD) Torre Caballito, Horizons, Dorrego1916, Abril/Baldovinos, Benavidez, V.Celina and Dock 13 (through IRSA).

(10)	All assets are owned by IRSA or through any our subsidiary.

(11)	Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.

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

Insurance.

We carry insurance policies with insurance companies that we consider to be financially sound.

In our Development and Sale of Properties segment, we only maintain insurance when we retain ownership of the land under development or when we develop the property ourselves.

Our liability and fire insurance policies cover potential risks such as property damage, negligence liability, fire, falls, collapse, lightning and gas explosion, electrical and water damages, theft, and business interruption. Such insurance policies have specifications, limits and deductibles which we believe are customary.

We maintain insurance policies for our properties after the end of construction only if we retain ownership, primarily in the Offices and Other Non-Shopping Center Rental Properties segment.

We carry directors and officer’s insurance covering management’s civil liability, as well as legally mandated insurance, including employee personal injury.

We also provide life or disability insurance for our employees as benefits.

We believe our insurance policies are adequate to protect us against the risks for which we are covered. Nevertheless, some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive. See “Risk Factors—Risks Related to our Business—Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.”

Item 4A.	Unresolved Staff Comments.

None.

ITEM 5.	Operating and Financial Review and Prospects

A. Operating Results

The following Operating and Financial Review and Prospects should be read in conjunction with Item 3: “Key Information-Selected Financial Data” and our audited consolidated financial statements and related notes appearing elsewhere in this annual report. This “Operating and Financial Review and Prospects” discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “will,” “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many risk factors, including those set forth elsewhere in this annual report. See Item 3 “Risk Factors” for a more complete discussion of the economic and industry-wide factors relevant to us and the opportunities and challenges as a result of the global economic crisis, and risks on which we are focused.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2008, 2007 and 2006 relate to our fiscal years ended June 30, 2008, 2007 and 2006, respectively.

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

Our Results of Operations

Overview

Effects of the economic crisis since 2001 Our historical financial results have been, and are expected to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in Argentina, where all of our assets are located and our operations are performed. From December 2001 through most of 2002, Argentina experienced a crisis that virtually paralyzed its economy and led to radical changes in government policies. Argentina’s trade and fiscal deficits and the rigidity of its fixed exchange rate system (known as the convertibility regime), combined with the country’s excessive reliance on foreign capital and with its mounting external debt, resulted in a deep contraction of the economy and in banking and fiscal crises when capital started to leave the country.

In response to the political and economic crisis, the Argentine government undertook a number of far-reaching initiatives that significantly changed the monetary and foreign exchange regime and the regulatory framework for conducting business in Argentina. Between December 2001 and January 2002, Argentina abolished the fixed parity between the Peso and the U.S. dollar, rescheduled bank deposits, converted dollar denominated debts into pesos, and suspended payment on a significant portion of its public debt.

Most sectors of the Argentine economy were severely affected by the crisis and regulatory changes. In April 2002, the economy started its path to stabilization and realized a clear improvement of economic variables during the second half of the year, mainly as a result of expanding exports and decreasing imports. While the devaluation of the Peso had significant adverse consequences, it resulted in a positive balance for Argentina’s current account, which fostered a reactivation of domestic production. The sharp decline in the Peso’s value against foreign currencies, together with a decline in production costs in U.S. dollar terms, made Argentine products relatively inexpensive in the export markets. At the same time, the costs of imported goods increased significantly due to the devaluation of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

During the second half of 2002, Argentina’s Gross Domestic Product (GDP) increased 4.4%, and the consumer price index inflation was 8.0% for the six-month period ended

December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. The improving economic conditions, particularly the reduction of capital outflows from the Argentine economy and the banking system, allowed the government to begin lifting restrictions on bank withdrawals in November 2002.

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

In May 2003, Argentina’s political environment was reorganized when Néstor Kirchner took office as president. The economy continued to show indications of recovery, as GDP grew 8.8% in 2003. A combination of sound fiscal and monetary policies kept consumer price inflation under control at 3.5% in 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation (amounting to Ps.7.8 billion), and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. The unemployment rate decreased to 17.3% in 2003 and real wages began to recover.

During 2004 and 2005, the Argentine economy continued to grow. GDP grew 9.0% in 2004 and 9.0% in 2005 according to the Central Bank’s survey of independent forecasting firms. Inflation remained relatively low in 2004 although it almost doubled to 6.1% from 2003, and it increased to 12.3% during 2005, 9.8% during 2006, 8,5% during 2007 and 4,7% as of the first semester of 2008.

In June 2005, the Argentine government completed a restructuring of a substantial portion of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms. Approximately US$19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding.

During 2008, the international scenario has shown signs of deterioration, as a consequence of the subprime mortgages collapse. Thus, from the standpoint of economics and finance, uncertainty has grown and global growth expectations have been revised down, not only with respect to the developed countries, but also to the emerging ones.

Therefore, Argentina faces a global economic slow-down that may significantly impair economic growth. However, Argentina can continue to generate positive export balances through the export of primary commodities and industrial manufactures.

Although the Argentine economy has recovered significantly from the crisis occurred un 2002, the effects of the global economic slow down on Argentina cannot be predicted. See “Risk Factors—Risks Related to Argentina.”

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ since 2002 published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008(1)	9.3%	13.8%

The increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations.

During 2006 and 2007 retail prices increased significantly, making inflation one of the main economic issues. In order to hold back inflation, the government signed trade agreements, primarily within the food and textile sectors. In this regard, the Wholesale Price Index (“IPIM”) increased by 9.1% in the first eleven months of 2008. This shows that inflation is one of the most important problems facing Argentina today.

Effects of interest rate fluctuations

Most of our U.S. dollar denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in our financial costs and may not materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation of the Argentine Peso against the U.S. dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Due to the fact that many of our customers have their cash flows in Pesos, a fluctuation of exchange rate may increase their U.S. dollar-denominated liabilities. Foreign currency exchange restrictions that may be imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated liabilities.

Evolution of our Business Segments

Shopping centers

The profitability of our shopping center business is highly sensitive to consumer spending, overall GDP growth in Argentina and availability of financing. The contraction in consumer spending and the greater reliance on informal and low quality products that characterized the Argentine economy during the crisis has been significantly lessened along with an increase in GDP growth. This economic reactivation has significantly increased the revenues of Alto Palermo, our subsidiary engaged in shopping center ownership and operation. During the fiscal years ended June 30, 2006, 2007 and 2008, our shopping center revenues were Ps.215.0 million, Ps.270.3 million and Ps.345.4 million respectively.

Consumer Financing operations.

Tarshop S.A. is a subsidiary of Alto Palermo through which we have rolled out a consumer financing business. Economic reactivation and the consequent increase in consumer spending have been fueling the growth in this business as in the case of the shopping center segment. Conceived originally as a marketing tool intended to stimulate sales at our shopping centers, Tarshop’s credit card business has extended beyond our shopping centers, becoming one of the fastest growing consumer financing businesses in the consumer financing industry in Argentina. As of June 30, 2008, Tarshop had 894,000 customer accounts of which 640,000 had unpaid balances, an average indebtedness of Ps. 1,630 per account. Total portfolio amounted to Ps. 1,044.6 million, 78% of which was securitized through the Tarjeta Shopping Financial Trusts Program. During the fiscal years ended June 30, 2006, 2007 and 2008, the revenues of our credit card operations were Ps.123.0 million, Ps.213.0 million and Ps.291.0 million, respectively.

As a result of the current international financial scenario, we have observed a high volatility in interest rates and increases in systemic delinquency, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have forced us to review the general economic and the business prospects of Tarshop S.A. We are focused on improving Tarshop’s capital base and operating performance in order to consolidate its position in the industry. For more information about our consumer financing Segment, please see “Recent Developments” section.

Development and sale of properties

Demand for new residential units is influenced by a number of factors, including employment rates, short-term and long-term interest rates, availability of government-sponsored and private mortgage financing programs and products, consumer confidence, governmental policies, demographic factors and, to a lesser extent, changes in property taxes, energy costs and federal income tax rates. In addition, the feasibility of developing and marketing new residential units depends on a number of factors such as the inventory of existing units, zoning restrictions, government policies, cost and availability of land, construction and sales costs and the availability of financing on reasonable terms, among other factors. At the time of the crisis, residential sales came to a virtual standstill and real estate prices fell sharply. During the last four years, the market has begun to recover, making gradual progress. This continuing market stabilization accounts for much of the revenue increase in our Development and Sale of Properties segment. During the fiscal years ended June 30, 2006, 2007 and 2008, our Development and sale of properties segment had revenues of Ps.104.0 million, Ps.75.8 million and Ps. 196.8 million, respectively.

Office and other non-shopping center rental properties

The profitability of offices and other non-shopping center rental properties segment is similarly affected by the macroeconomic factors described above. Favorable market conditions and the incidence of bankruptcy are also closely related to levels of vacancy and to the price at which we can lease our premises which in turn adversely affect our revenues in this segment. During the 2001 Argentine economic crisis and its aftermath, few development projects were built in Argentina. However, demand for office space and rental properties has increased substantially during the last four years, significantly raising prices. During the fiscal years ended June 30, 2006, 2007 and 2008, our offices and other non-shopping center rental properties segment had revenues of Ps.30.6 million, Ps.55.7 million and Ps.101.0 million, respectively.

Hotel operations

The revenues from our hotel business are also highly sensitive to market conditions. For example, the devaluation of the Peso following the repeal of the Convertibility Law made Argentina a less expensive, and therefore a more attractive, tourist destination, significantly increasing the influx of foreign tourists. The appreciation of foreign currency also rendered domestic travel destinations more appealing to the Argentines, many of whom replaced foreign travel with local travel. During fiscal years ended June 30, 2006, 2007 and 2008, our Hotel operations segment had revenues of Ps.103.8 million, Ps.122.7 million and Ps.148.8 million, respectively.

Factors Affecting Comparability of Results of Operations

Described below are certain considerations that will facilitate an understanding of our overall operating results. These factors are based upon the information which is currently available to us and do not represent all of the factors that are relevant to an understanding of our current and future results of operations.

Recent results on equity investees

We currently own 11.8% of Banco Hipotecario, Argentina’s leading mortgage lender in terms of mortgage loans granted and provider of mortgage-related insurance and mortgage loan services. For fiscal years ended June 30, 2007 and 2008, our investment in Banco Hipotecario generated a gain of Ps.41.4 million and a loss of Ps.12.4 million respectively. The results we recorded in our 2007 and 2008 fiscal years represented 38.6% and (22.5)%, respectively, of our consolidated net income for such years.

Variability of results due to substantial property acquisitions and dispositions

The development and sale of large residential and other properties does not yield a stable, recurring stream of revenue. On the contrary, large acquisitions and sales significantly affect revenues for a reporting period, making it difficult to compare our year-to-year results. For example, the Ps.108.4 million sale of Bouchard 551 and the Ps.56.6 million sale of plot Y of Dique III have significantly impacted our results for our 2008 fiscal year. Our historical revenues have varied from period to period depending upon the timing of sales of properties, and our future period-on-period results of operations are likely to continue to vary, perhaps significantly, as a result of periodic acquisitions and dispositions of properties.

Critical Accounting Policies and Estimates

In connection with the preparation of our consolidated financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms our judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

revenue recognition;

business combinations;

useful lives of real estate assets;

provision for allowances and contingencies;

impairment of long-lived assets;

debt restructuring;

deferred income tax;

minimum presumed income tax; and

negative goodwill, net

Revenue recognition

We primarily derive our revenues from domestic office space and shopping center leases and services operations, from the development and sale of properties, from consumer financing operations and from hotel operations.

Accounting for real estate barter transactions. During the years ended June 30, 2008 and 2006 we entered into certain non-monetary transactions with third parties pursuant to which we sold plots of land in the ordinary course of business in exchange for cash and/or other real estate properties. Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss was recognized at the time of the exchange. We believe that this accounting policy is a “critical accounting policy” because the impact of accounting for real estate barter transactions under this method could have a material effect on our consolidated balance sheet as well as on our results of operations.

Recognition of inventories at net realizable value. Inventories, on which we received payments in advance that establish the sales price and the terms and conditions of the contract assuring the closing of the transaction and the realization of the gain, are valued at net realizable value. At June 30, 2008, payments for Ps.2.8 million were valued according to these criteria, which were principally applied to the following developments: Torre Renoir Dock III for Ps.2.6 million and “Torres Rosario” for Ps.0.2 million. We believe that the accounting policy related to recognition of inventories at net realizable value is a “critical accounting policy” because the impact of accounting under this method could have a material effect on our consolidated balance sheet as well as on our results of operations. The performance of a sensitivity analysis, which reduced the fair market value of the properties by 5%, would have resulted in a smaller “Gain from recognition of inventories at net realizable value” by Ps.2.1 million for our fiscal year ended June 30, 2008.

Leases and services from shopping center operations. We account for our leases with tenants as operating leases. We generally charge tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Certain of our lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, we do not recognize contingent rents until the required thresholds are exceeded.

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

Leases and services from office and other non-shopping center rental properties. We account for our leases with tenants as operating leases. We charge tenants a base rent on a monthly basis. We recognize rental income on a straight-line basis over the term of the leases.

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

Consumer financing. We derive revenues from origination of consumer loans and consumer financing transactions and securitization of corresponding receivables. Revenues from credit card transaction are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an upfront basis, and (iv) interest income generating by financing and lending activities. Revenue from financing and lending activities are comprised of interest income generating by financing and lending activities. Revenue from financing and lending activities are comprised of interest income which is recognized on an accrual basis.

Hotel operations. We recognize revenues from occupation of rooms, catering, and restaurant services as earned at the close of each business day.

Business combinations

Acquisitions are accounted for under the purchase method of accounting. Under the purchase method of accounting, we allocate the purchase price of properties to tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of Technical Resolution No. 18. In making estimates of fair values for the purpose of allocating purchase price, our management uses a number of sources. We also consider information about each property obtained as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of tangible and intangible assets acquired. We allocate a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally, we determine the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management uses independent sources or management’s determination of the relative fair values of the respective in-place lease values. Our estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. We also estimate costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant. We have not identified any lessee with whom we have developed a type of relationship allowing the recognition of an intangible asset.

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

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have material effect on our future results of operations and financial condition or liquidity.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when its value in use or its net realizable value, whichever is greater, is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the assets less costs to sell.

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

During the years ended June 30, 2002, 2003, and 2005 we recognized impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement.

The fair market value of our office and rental properties was determined following the rent value method, taking into consideration each property’s future cash flow, its comparability with other properties in the market and its historic vacancy rates. The price per square meter of our properties varies according to the category and type of building, and to each property’s idiosyncratic traits. Vacancy rates are the lowest in history with rates below 1%. Moreover, we currently believe that a significant amount of new office space, comparable to our existing buildings, is not likely to become available in the City of Buenos Aires during our next two or three fiscal years. We applied an assumed 5% vacancy rate in preparing our cash flow analyses. For buildings we consider to be Class A (those having the best location and condition) the average price per square meter used was between Ps.80 and Ps.120 per square meter per month, while for buildings we consider to be Class A/B (having very good location and/or condition) the average price was between Ps.52 and Ps.69 per square meter per month, and for buildings we consider Class B/C (those having good location and/or condition) it was Ps.36 per square meter per month. The performance of a sensitivity analysis, which would have reduced the fair market value of these properties by 5%, would have resulted in a smaller reversal of impairment losses of Ps.0.2 million, as of June 30, 2008.

With respect to our Hotel Operations segment, the discounted cash flows methodology was applied by taking the forecasts of each hotel in a 10-year flow and discounting such estimated amounts at rates according to risk, location and other relevant factors. The cash flows to be discounted considered revenues per room, per guest, per additional charge as well as the fixed and variable expenditures related to the transaction. Rate increases and occupancy variations were estimated based on the information supplied by each hotel’s management and comparing them to industry-specific data in the local market. We believe that tourism activities and related industries in Argentina have increased by 8% to 12% over the last 12 months, above worldwide figures, according to inbound traveling and spending statistics provided by the National Tourism Agency.

Shopping centers were valued according to the rent value method. We calculated discount rates considering each property’s location, its comparability with other properties in the market, its historic rental income, vacancy rates and cash flow. The average discount rates we used ranged between 14.5% and 16.5%, the average price per leasable square meter was Ps.7,043 and the average vacancy rate was calculated taking into consideration a permanent vacancy rate of 5%.

We used the open market method for determining the fair market value of our land reserves and inventories. We estimated the value of each site by taking into consideration the value of the property according to its surface area and location, as well as the availability of inventory. The performance of a sensitivity analysis, which would have reduced the fair market value of these properties by 5% would have resulted in a smaller reversal of impairment losses of Ps.0.02 million, and an increased recognition of impairment losses of Ps. 0.02 million, as of June 30, 2008.

Debt restructuring

Extension of the Alto Palermo’s Convertible Notes’ maturity date. On August 20, 2002, Alto Palermo issued an aggregate amount of US$50.0 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The Convertible Notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares of Ps. 0.10 par value per share and originally matured on July 19, 2006. On May 2, 2006 a Meeting of Noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014, leaving the remaining terms and conditions unchanged.

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value, and that amount should be used to determine the extinguishment gain or loss to be recognized.

Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instrument are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, we concluded that the instruments were not substantially different and accordingly the original Convertible Notes were not considered to have been extinguished.

We believe that the accounting policy related to the extension of Alto Palermo’s Convertible Notes’ maturity date is a “critical accounting policy” because it required us to make an estimate of the present value of the future cash flows, using an estimated discount rate which is highly susceptible to changes from period to period, and as a result the impact on the fair market value of our debt instruments could be material.

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

Minimum presumed income tax (“MPIT”)

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

Negative Goodwill, net

Negative goodwill

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

Goodwill

Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed its respective estimated recoverable value at the end of this year.

Business Segment Reporting

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are “Shopping centers,” “Consumer financing,” “Development and sale of properties,” “Offices and other non-shopping center rental properties,” “Hotel operations” and “Financial operations and others.”

A general description of each segment follows:

Shopping centers. This segment includes the operating results of our shopping centers principally consisting of lease and service revenues from tenants.

Consumer financing. We operate a consumer financing business through Alto Palermo’s majority-owned subsidiary Tarshop. Consumer financing operations consist primarily of lending and servicing activities relating to the credit card and personal loans products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card and personal loans consumer financing activities through securitization of the receivables underlying the accounts we originate. Our revenues from consumer financing transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance and fees for data processing and printing cardholders’ account statement.

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

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on operating income. The company is not dependent on any single customer.

Allocation of expenses and other income to business segments

Allocation of selling expenses to business segments

Selling expenses directly attributable to the Shopping centers, Consumer financing and Hotel operations segments are directly allocated to these segments. These expenses are individually incurred by each segment. All other selling expenses are allocated to the remaining segments based on the expenses incurred by each segment.

Allocation of administrative expenses to business segments

Administrative expenses directly attributable to the Shopping centers, Consumer financing, and Hotel operations segments are directly allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties and the Offices and other non-shopping center rental properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 45.8% and 54.2% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing, and Hotel operations segments) are allocated to the Development and sale of properties and the Offices and other non-shopping center rental properties segments, respectively.

Allocation of results from retained interest in securitized receivables to business segments

Alto Palermo’s results from its interest in Tarjeta Shopping trusts are allocated to our Consumer financing segment.

Allocation of results from operations and holding of real estate assets, net

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

Allocation of financial results to business segments

Financial results, net

Includes interest income, interest on discounting assets and liabilities, gain (loss) on financial operations, financial expenses, exchange gain (loss), and other financial results allocated to each segment, as described below.

Gain (loss) on financial operations

The gains (losses) on financial operations related to the Shopping centers, Consumer financing, and Hotel operations segments are directly allocated to these segments as each of them manages their financial results separately. The remaining financial gains or losses are shown in the Financial operations and others segment since they are not specifically generated by any other separate segment.

Interest income, interest on discounting assets and liabilities and financial expenses

Only the results generated by Alto Palermo, Tarjeta Shopping, and our hotels are recorded in the Shopping centers, Consumer financing and Hotel operations segments, respectively. The remaining results are prorated among Development and sale of properties, Offices and other non-shopping center rental properties, Shopping centers, Consumer financing, Hotel operations, and Financial operations and others in proportion to the corresponding assets to each segment.

Exchange gain (loss) and other financial results

In the case of Shopping centers, Consumer financing, and Hotel operations, exchange gains (losses) and other financial results are attributed to the segments that give rise to them. The remaining items are recorded in Financial operations and others as they are not directly related to any segment.

Allocation of (Loss) gain on equity investees

(Loss) gain on equity investees is allocated to the corresponding segments. (Loss) gain on equity investees carrying out activities not falling under any of our segments of activity are recorded under Financial operations and others.

Allocation of other (income) expenses, net

The Shopping centers, Consumer financing, and Hotel operations segments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the Financial operations and others segment since they are not specifically generated by any other separate segment.

Allocation of minority interest

Minority interests are allocated among our respective segments that generate them.

Allocation of income tax and MPIT

The corresponding taxes are allocated to the segment that generates them, with the exception of our taxes that are prorated among the Development and sale of properties, the Offices and other non-shopping center rental properties and the Financial operations and others segments.

The following tables show certain operating data by business activity:

As of and for year ended June 30, 2008	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing (f)	Financial operations and others	Total
	(in thousands Ps.)
Statement of Income Data
Revenues	196,811	100,989	345,395	148,847	291,030	1,170	1,084,242
Costs	(150,894)	(25,818)	(99,175)	(84,220)	(129,025)	(529)	(489,661)

Gross profit	45,917	75,171	246,220	64,627	162,005	641	594,581
Gain from recognition of inventories at net realizable value	2,832	—	—	—	—	—	2,832
Selling expenses	(7,696)	(3,458)	(24,809)	(16,608)	(111,415)	—	(163,986)
Administrative expenses	(21,849)	(22,028)	(39,150)	(29,979)	(66,988)	—	(179,994)
Net loss from retained interest in securitized receivables	—	—	—	—	(1,261)	—	(1,261)
Gain from operations and holding of real estate assets, net	66	2,604	—	—	—	—	2,670

Operating income (loss)	19,270	52,289	182,261	18,040	(17,659)	641	254,842
Amortization of goodwill	488	1,782	(390)	—	(242)	—	1,638
Loss on equity investees	(1,065)	—	(33)	(23)	—	(12,088)	(13,209)
Financial results, net	(8,502)	(10,069)	(23,585)	(5,884)	(375)	(28,327)	(76,742)
Other income (expenses), net	—	—	4,975	(5,713)	3,800	(8,704)	(5,642)
Income (loss) before taxes and minority interest	10,191	44,002	163,228	6,420	(14,476)	(48,478)	160,887
Income tax and MPIT	1,820	1,679	(74,992)	(4,010)	(1,522)	(1,087)	(78,112)
Minority interest	1	—	(36,347)	863	7,458	125	(27,900)
Net income (loss)	12,012	45,681	51,889	3,273	(8,540)	(49,440)	54,875
Gross margin (b)	0.23	0.74	0.71	0.43	0.56	0.55	0.55
Operating margin (c)	0.10	0.52	0.53	0.12	(0.06)	0.55	0.24
Net margin (d)	0.06	0.45	0.15	0.02	0.03	(42.26)	0.05
Depreciation and amortization (e)	577	24,908	73,185	13,283	1,888	—	113,841
Balance Sheet Data
Operating assets	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non operating assets	26,519	57,433	62,649	18,246	21,068	861,419	1,047,514
Total assets	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972
Operating liabilities	25,530	100,430	250,957	33,115	205,671	—	615,703
Non operating liabilities	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(a)	Includes offices, commercial and residential premises.

(b)	Gross profit divided by revenues.

(c)	Operating income divided by revenues.

(d)	Net income divided by revenues.

(e)	Included in operating income.

(f)	Formerly known as “Credit Card Operations”

As of and for year ended June 30, 2007	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing (f)	Financial operations and others	Total
	(in thousands Ps.)
Statement of Income Data
Revenues	75,751	55,683	270,266	122,681	212,965	1,410	738,756
Costs	(57,823)	(16,699)	(91,112)	(68,960)	(76,251)	(802)	(311,647)

Gross profit	17,928	38,984	179,154	53,721	136,714	608	427,109
Gain from recognition of inventories at net realizable value	20,737	—	—	—	—	—	20,737
Selling expenses	(12,846)	(4,376)	(22,346)	(12,175)	(61,966)	—	(113,709)
Administrative expenses	(19,624)	(16,827)	(32,717)	(26,893)	(45,366)	—	(141,427)
Net income from retained interest in securitized receivables	—	—	—	—	3,254	—	3,254
(Loss) gain from operations and holding of real estate assets, net	(18)	1,845	741	—	—	—	2,568

Operating income	6,177	19,626	124,832	14,653	32,636	608	198,532
Amortization of goodwill	286	1,044	(2,802)	—	—	—	(1,472)
(Loss) gain on equity investees	(491)	—	(818)	(412)	—	41,747	40,026
Financial results, net	(7,088)	(6,256)	(28,190)	(5,268)	825	50,076	4,099
Other income (expenses), net	—	—	(6,382)	160	3,034	(10,912)	(14,100)
(Loss) Income before taxes and minority interest	(1,116)	14,414	86,640	9,133	36,495	81,519	227,085
Income tax and minimum presumed income tax	(11,786)	(1,987)	(40,798)	(3,102)	(15,455)	(14,411)	(87,539)
Minority interest	(4)	(326)	(22,000)	(1,400)	(8,719)	—	(32,449)
Net (loss) income	(12,906)	12,101	23,842	4,631	12,321	67,108	107,097
Gross margin (b)	0.24	0.70	0.66	0.44	0.64	0.43	0.58
Operating margin (c)	0.08	0.35	0.46	0.12	0.15	0.43	0.27
Net margin (d)	(0.17)	0.22	0.09	0.04	0.06	47.59	0.14
Depreciation and amortization (e)	39	16,256	67,046	12,358	1,297	—	96,996
Balance Sheet Data
Operating assets	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non operating assets	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899
Operating liabilities	31,472	83,073	199,616	23,304	165,713	—	503,178
Non operating liabilities	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(a)	Includes offices, commercial and residential premises.

(b)	Gross profit divided by revenues.

(c)	Operating income divided by revenues.

(d)	Net income divided by revenues.

(e)	Included in operating income.

(f)	Formerly known as “Credit Card Operations”

As of and for year ended June 30, 2006	Development and sale of properties	Offices and other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing (f)	Financial operations and others	Total
	(in thousands Ps.)
Statement of Income Data
Revenues	103,966	30,565	215,003	103,763	122,969	1,414	577,680
Costs	(54,200)	(8,987)	(77,382)	(57,971)	(43,933)	(1,358)	(243,831)
Gross profit	49,766	21,578	137,621	45,792	79,036	56	333,849
Gain from recognition of inventories at net realizable value	9,063	—	—	—	—	—	9,063
Selling expenses	(1,797)	(1,020)	(15,700)	(10,688)	(30,900)	—	(60,105)
Administrative expenses	(12,807)	(11,315)	(25,837)	(20,998)	(25,925)	—	(96,882)
Net income from retained interest in securitized receivables	—	—	—	—	2,625	—	2,625
Gain from operations and holding of real estate assets, net	52	2,619	9,499	446	—	—	12,616
Operating income	44,277	11,862	105,583	14,552	24,836	56	201,166
Amortization of goodwill	—	—	(856)	—	(224)	—	(1,080)
(Loss) gain on equity investees	—	—	(1,599)	146	—	43,110	41,657
Financial results, net	(5,383)	(4,579)	(23,273)	(1,935)	106	(5,862)	(40,926)
Other expenses, net	—	—	(9,636)	(415)	(125)	(8,087)	(18,263)
Income before taxes and minority interest	38,894	7,283	70,219	12,348	24,593	29,217	182,554
Income tax and minimum presumed income tax	(2,053)	(2,451)	(40,220)	(3,852)	(8,238)	(1,977)	(58,791)
Minority interest	—	(1,077)	(14,582)	(4,157)	(7,374)	—	(27,190)
Net income	36,841	3,755	15,417	4,339	8,981	27,240	96,573
Gross margin (b)	0.48	0.71	0.64	0.44	0.64	0.04	0.58
Operating margin (c)	0.43	0.39	0.49	0.14	0.20	0.04	0.35
Net margin (d)	0.35	0.12	0.07	0.04	0.07	19.26	0.17
Depreciation and amortization (e)	253	7,903	62,337	9,671	815	—	80,979
Balance Sheet Data
Operating assets	386,740	359,725	1,139,767	145,796	74,148	—	2,106,176
Non operating assets	49,624	46,158	18,536	13,310	10,655	495,662	633,945
Total assets	436,364	405,883	1,158,303	159,106	84,803	495,662	2,740,121
Operating liabilities	15,183	52,688	129,653	21,281	97,969	—	316,774
Non operating liabilities	81,414	72,126	243,303	59,030	13,272	18,447	487,592
Total liabilities	96,597	124,814	372,956	80,311	111,241	18,447	804,366

(a)	Includes offices, commercial and residential premises.

(b)	Gross profit divided by revenues.

(c)	Operating income divided by revenues.

(d)	Net income divided by revenues.

(e)	Included in operating income.

(f)	Formerly known as “Credit Card Operations”

Results of Operations for the Fiscal Years ended June 30, 2007 and 2008.

Revenues

Revenues from sales, leases and services rose 46.8%, from Ps. 738.8 million for fiscal year 2007 to Ps. 1,084.2 million in fiscal year 2008, due mainly to an increase in revenues from our Development and sale of properties, Consumer financing, Shopping centers, Offices and other non-shopping center rental properties, and Hotel operations segments.

Development and Sale of Properties

The revenues of our Development and sale of properties segment rose 159.8% from Ps. 75.8 million for fiscal year 2007 to Ps. 196.8 million in fiscal year 2008. Revenues associated with this segment commonly sustain significant period-on-period variations arising from: (i) the number of properties sold and their prices, (ii) the properties in construction and the degree of progress of such projects.

This increase in revenues was primarily due to the revenues generated during fiscal year 2008 by (i) the sale of 29.9% of the Bouchard Plaza building, commonly known as “Edificio La Nación”, for Ps. 108.4 million; (ii) the sale of Parcel Y at Dock III for Ps. 56.6 million; (iii) a barter agreement through which a plot of land in the project known as “Terreno Caballito” was exchanged for home units and parking lots appraised at Ps. 19.2 million and (iv) a barter agreement through which a plot of land in the project known as “Terreno Rosario” was exchanged for home units and parking lots appraised at Ps. 3.4 million.

Offices and Other Non-Shopping Center Rental Properties

The revenues of our Offices and other non-shopping center rental properties segment increased 81.4%, from Ps. 55.7 million for fiscal year 2007 to Ps. 101.0 million in fiscal year 2008. This increase was mainly due to Ps. 45.0 million increase in revenues from office rentals which rose from Ps. 52.9 million in fiscal year 2007 to Ps. 97.9 million in fiscal year 2008. This Ps. 45 million increase in revenues was mainly attributable to: (i) Ps. 28.3 million in revenues from rentals in the following recently acquired Class A office buildings: Della Paolera 265, purchased in August 2007 generated revenues of Ps. 15.7 million, Bouchard 551, acquired in March 2007, generated revenues of Ps. 8.8 million, and Dock del Plata, acquired in November 2006, generated revenues of Ps. 3.8 million; and (ii) Ps. 16.1 million in revenues from rentals due to the increase in prices charged per square meter and similar increases in occupancy rates (which increased from 94% during fiscal year 2007 to 93.6% during fiscal year 2008).

Shopping Centers

The revenues of our Shopping centers segment rose by 27.8% from Ps. 270.3 million for fiscal year 2007 to Ps. 345.4 million in fiscal year 2008. This increase was due mainly due to a Ps. 62.6 million increase in revenues from rentals and admission rights. This increase was due in turn to a 31.0% increase in the total sales of our tenants which went up from Ps. 2,825.8 million in fiscal year 2007 to Ps. 3,702.3 million in fiscal year 2008. The average occupancy rate at our shopping centers rose from 99.1% in fiscal year 2007 to 99.3% during fiscal year 2008.

Hotel Operations

The revenues of the Hotel operations segment rose by 21.3% from Ps. 122.7 million in fiscal year 2007 to Ps. 148.8 million in fiscal year 2008, mainly due to (i) an 18.8% increase in the average price per room at the hotels (from Ps. 469.0 per night in fiscal year 2007 to Ps. 557.0 per night in fiscal year 2008), (ii) an increase in the average occupancy rate from 74% in fiscal year 2007 to 76% in fiscal year 2008, and (iii) a 27.2% increase in the number of rooms available at Hotel Llao Llao, which were added during fiscal year 2008.

Consumer financing

The revenues of the Consumer financing segment rose by 36.7%, up from Ps. 213.0 million during fiscal year 2007 to Ps. 291.0 million during fiscal year 2008. This was mainly due to (i) the favorable macroeconomic conditions prevailing in Argentina in 2008 and the consequent rise in consumption, (ii) the continuous enhancement in the services rendered to Tarshop customers, (iii) an increase in the fees charged for the issuance of credit card statements and for the issuance of credit cards.

Financial Operations and Others

The revenues of the Financial operations and others segment decreased by Ps. 0.2 million, from Ps. 1.4 million during fiscal year 2007 to Ps. 1.2 million during fiscal year 2008.

Costs

Costs increased by 57.1%, from Ps. 311.6 million for fiscal year 2007 to Ps. 489,7 million in fiscal year 2008, due to an increase in the costs of the following segments: Development and sale of properties, Consumer financing, Hotel operations, Offices and other non-shopping center rental properties, and Shopping centers. When measured as a percentage of IRSA’s revenues, costs went up from 42.2% during fiscal year 2007 to 45.2% during fiscal year 2008.

Development and Sale of Properties

The costs of the Development and sale of properties segment increased by 161.0%, from Ps. 57.8 million for fiscal year 2007 to Ps. 150.9 million in fiscal year 2008. The costs associated with this segment commonly sustain major period-on-period variations according to: (i) the number of properties sold and their prices and (ii) the properties in construction and the degree of progress of such projects.

The increase in costs in fiscal year 2008 was mainly due to: (i) the sale of a 29.9% stake in the Bouchard Plaza building, commonly known as “Edificio La Nación”, for Ps. 89.4 million, (ii) the sale of Parcel Y at Dock III for Ps. 41.8 million, (iii) a barter agreement through which a plot of land in the project known as “Terreno Caballito” was exchanged for home units and parking lots for Ps. 10,1 million, and (iv) Ps. 3.6 million cost of a barter agreement through which a plot of land in the project known as “Terreno Rosario” was exchanged for home units and parking lots. When measured as a percentage of IRSA’s revenues, the costs associated with the Development and sale of properties segment rose from 76.3% during fiscal year 2007 to 76.7% during fiscal year 2008.

Offices and Other Non-Shopping Center Rental Properties

The costs of the Offices and other non-shopping center rental properties segment rose by 54.6%, from Ps. 16.7 million for fiscal year 2007 to Ps. 25.8 million in fiscal year 2008. Depreciation accounts for the most significant portion of the costs associated with this segment.

The increase in the costs for fiscal year 2008 when compared to fiscal year 2007 was mainly due to increased depreciation expenses which amounted to Ps. 4.8 million, as a consequence of the addition to IRSA’s portfolio of three new buildings to be allocated to our rentals business, namely, Edificio República, Della Paolera 265 and Museo Renault. When measured as a percentage of the segment’s revenues, the costs associated with the Offices and other non-shopping center rental properties segment dropped from 30.0% during fiscal year 2007 to 25.6% during fiscal year 2008.

Shopping Centers

The costs of the Shopping centers segment rose by 8.8% from Ps. 91.1 million for fiscal year 2007 to Ps. 99.2 million in fiscal year 2008, primarily due to: (i) a Ps. 6.2 million increase in depreciation and amortization, (ii) higher costs resulting from lawsuit-related contingencies in the amount of Ps. 1.6 million, (iii) an increase in parking-lot related expenses in the amount of Ps. 1.4 million, and (iv) an increase in costs associated with unrecoverable expenses in the amount of Ps. 1.1 million, offset in part by (v) a decrease in the costs related to refurbishments and changes in leasable areas in the amount of Ps. 2.2 million. When measured as a percentage of the segment’s revenues, the costs associated with the Shopping centers segment dropped from 33.7% during fiscal year 2007 to 28.7% during fiscal year 2008.

Hotel Operations

The costs of the Hotel operations segment rose by 22.1%, from Ps. 69.0 million for fiscal year 2007 to Ps. 84.2 million in fiscal year 2008, mainly due to salary increases and increased social security contributions, increases in the costs of food and beverages, repairs and maintenance, public utilities, and fees and commissions paid. When measured as a percentage of IRSA’s revenues, the costs associated with the Hotel operations segment rose from 56.2% in fiscal year 2007 to 56.6% in fiscal year 2008.

Consumer financing

The costs of the Consumer financing segment rose by 69.2% from Ps. 76.3 million during fiscal year 2007 to Ps. 129.0 million during fiscal year 2008 mainly as a result of: (i) an increase in the expenses related to interest and fees originating in the outsourcing of collection and other related services; (ii) an increase in expenses related to salaries and social security contributions; (iii) an increase in the fees for services; and (iv) an increase in taxes, charges, contributions and tax-related services.

When measured as a percentage of the segment revenues, the costs associated with the Consumer financing segment went up from 35.8% during fiscal year 2007 to 44.3% during fiscal year 2008.

Financial Operations and Others

The costs of the Financial operations and others segment decreased by Ps. 0.3 million, from Ps. 0.8 million for fiscal year 2007 down to Ps. 0.5 million in fiscal year 2008.

Gross profit

As a result of the above, gross profit rose by 39.2%, from Ps. 427.1 million for fiscal year 2007 to Ps. 594.6 million in fiscal year 2008, mainly due to the increase in gross profit from the Shopping centers, Offices and other non-shopping center rental properties, Development and sale of properties, Consumer financing, and Hotel operations segments. When measured as a percentage of the segment’s revenues, gross profit dropped from 57.8% for fiscal year 2007 to 54.8% for fiscal year 2008.

Gain from recognition of inventories at net realizable value

During fiscal year 2008, IRSA recorded a Ps. 2.8 million gain from recognition of inventories at net realizable value, primarily in connection with “Torre Renoir” for Ps. 2.6 million, compared to a Ps. 20.7 million gain during fiscal year 2007, primarily related to “Dock III – Parcel X” for Ps. 18.7 million and to “San Martín de Tours” for Ps. 1.5 million.

Selling expenses

Selling expenses rose by 44.2%, from Ps. 113.7 million for fiscal year 2007 to Ps. 164.0 million in fiscal year 2008, mainly due to an increase in the selling expenses of Consumer financing operations segment and to a lesser extent, to increases in the Hotel operations and Shopping centers segments, which were offset in part by the decreases in the Development and sale of properties, and Offices and other non-shopping center rental properties segments. When measured as a percentage of revenues, Selling expenses decreased from 15.4% for fiscal year 2007 to 15.1% in fiscal year 2008.

Development and Sale of Properties

The selling expenses associated with the Development and sale of properties segment include a turnover tax, commissions and expenses derived from sales, advertising and promotion and the allowance for doubtful accounts. Selling expenses dropped by 40.1%, from Ps. 12.8 million during fiscal year 2007 to Ps. 7.7 million during fiscal year 2008, primarily as a result of a Ps. 7.2 million decrease in turnover tax, offset in part by a Ps. 2.1 million increase in advertising and promotion expenses. When measured as a percentage of the segment’s revenues, the Selling expenses related to the Development and sale of properties segment fell from 17.0% during fiscal year 2007 to 3.9% during fiscal year 2008.

Offices and Other Non-Shopping Center Rental Properties

The selling expenses of the Offices and other non-shopping center rental properties segment decreased by Ps. 0.9 million from Ps. 4.4 million for fiscal year 2007 to Ps. 3.5 million in fiscal year 2008 mainly due to the reduction in the allowance for doubtful accounts and to the decrease in advertising and promotion expenses; which were offset in part by an increase in turnover tax. When measured as a percentage of the segment’s revenues, the Selling expenses associated with the Offices and other non-shopping center rental properties segment fell from 7.9% during fiscal year 2007 to 3.4% during fiscal year 2008.

Shopping Centers

The selling expenses of the Shopping centers segment rose by 11.0% from Ps. 22.3 million for fiscal year 2007 to Ps. 24.8 million in fiscal year 2008 as a result of: (i) a Ps. 2.1 million increase in salaries and social security contributions; (ii) a Ps. 0.9 million increase in exhibitions and events; and (iii) a Ps. 0.7 million increase in turnover tax; (iv) offset in part by a Ps. 1.2 million decrease in the allowance for doubtful accounts. When measured as a percentage of the segment’s revenues, the selling expenses associated with the Shopping centers segment decreased from 8.3% during fiscal year 2007 to 7.2% during fiscal year 2008.

Hotel Operations

The selling expenses of the Hotel operations segment rose by 36.4% from Ps. 12.2 million for fiscal year 2007 to Ps. 16.6 million for fiscal year 2008. This increase was primarily due to (i) an increase in the commissions of travel agents and credit cards in the amount of Ps. 2.1 million, indicative of the increase in the level of activities; and (ii) a Ps. 0.9 million increase in advertising. When measured as a percentage of the segment’s revenues, the Selling expenses associated with the Hotel operations segment went up from 9.9% during fiscal year 2007 to 11.2% during fiscal year 2008.

Consumer financing

Selling expenses from the Consumer Financing segment increased 79.8%, from Ps.62.0 million during fiscal year ended June 30, 2007 to Ps.111,4 million during fiscal year ended June 30, 2008, mainly due to: (i) an increase in allowance for doubtful accounts of Ps. 38.5 million. In this case it is important to note that as of June 30, 2008 a higher bad debt chargeoff of Ps. 21.8 million resulted from an increase in overdue accounts; (ii) a Ps. 5.5 million increase in advertising expenses and rewards; and (iii) a Ps. 4.7 million increase in turnover tax expenses. When measured as a percentage of the segment’s revenues, the Selling expenses associated with Consumer financing operations increased from 29.1% during fiscal year 2007 to 38.3% during fiscal year 2008.

Administrative expenses

Administrative expenses rose by 27.3%, from Ps. 141.4 million for fiscal year 2007 to Ps. 180.0 million in fiscal year 2008, mainly due to the increase in the activities of the Consumer financing operations segment, and to a lesser extent, to the increases sustained by each one of the remaining segments. The main components of administrative expenses are salaries and social security contributions for administrative personnel, fees and payments for services, directors’ fees, banking expenses, fixed asset depreciation, and taxes (except for turnover tax). When measured as a percentage of revenues, Administrative expenses went down from 19.1% in fiscal year 2007 to 16.6% in fiscal year 2008.

Development and Sale of Properties

The administrative expenses of the Development and sale of properties segment rose by 11.3%, from Ps. 19.6 million for fiscal year 2007 to Ps. 21.8 million in fiscal year 2008, mainly due to a Ps. 1.6 million increase in fees and compensation for services. When measured as a percentage of the segment’s revenues, the administrative expenses associated with the Development and sale of properties segment dropped from 25.9% for fiscal year 2007 to 11.1% in fiscal year 2008.

Offices and Other Non-Shopping Center Rental Properties

The administrative expenses related to the Offices and other non-shopping center rental properties segment rose by 30.9%, from Ps. 16.8 million for fiscal year 2007 to Ps. 22.0 million in fiscal year 2008. The increase was mainly due to (i) a Ps. 2.5 million increase in fees and compensation for services, and (ii) a Ps. 0.7 million increase in salaries and social security contributions. When measured as a percentage of the segment’s revenues, the administrative expenses associated with the Offices and other non-shopping center rental properties segment dropped from 30.2% for fiscal year 2007 to 21.8% in fiscal year 2008.

Shopping Centers

The administrative expenses related to the Shopping centers segment rose by 19.7%, from Ps. 32.7 million for fiscal year 2007 to Ps. 39.2 million in fiscal year 2008 mainly due to (i) a Ps. 3.3 million increase in salaries and social security contributions, (ii) a Ps. 1.7 million increase in taxes, mainly related to the tax on bank debits and credits, and (iii) a Ps. 1.3 million increase in directors’ fees. When measured as a percentage of the segment’s revenues, the Administrative expenses associated with the Shopping centers segment, decreased from 12.1% during fiscal year 2007 to 11.3% during fiscal year 2008 as a result of the current financial crisis and the increase in delinquency rates.

Hotel Operations

The administrative expenses related to the Hotel operations segment rose by 11.5%, from Ps. 26.9 million for fiscal year 2007 to Ps. 30.0 million in fiscal year 2008, mainly as a result of (i) a Ps. 1.9 million increase in salaries and social security contributions, and (ii) a Ps. 1.6 million increase in fees and compensation for services; offset in part by (iii) a Ps. 1.3 million decrease in commissions. When measured as a percentage of the segment’s revenues, the administrative expenses associated with the Hotel operations segment decreased from 21.9% for fiscal year 2007 to 20.1% for fiscal year 2008.

Consumer financing

The administrative expenses related to the Consumer financing segment rose by 47.7%, jumping from Ps. 45.4 million during fiscal year 2007 to Ps. 67.0 million during fiscal year 2008. This increase was mainly due to (i) a Ps. 9.1 million increase in salaries and social security contributions; (ii) a Ps. 7.5 million increase in fees and compensation for services; and (iii) increased expenses associated with property rentals and taxes of Ps. 4.2 million. When measured as a percentage of the segment’s revenues, the administrative expenses associated with the Consumer financing segment rose from 21.3% during fiscal year 2007 to 23.0% during fiscal year 2008.

Net loss from retained interest in securitized receivables

Income/loss from retained interest in securitized receivables dropped by Ps. 4.5 million, from income of Ps. 3.3 million for the fiscal year ended June 30, 2007 to a Ps. 1.3 million loss for fiscal year ended June 30, 2008 due to the outcome of the placement of new issuances related to credit card trusts and the appraisal of our interest therein. A loss at the time of placement of new issuances is recognized when, as a consequence of prevailing market conditions, there is an increase in interest rates payable to Tarshop Trust Bond holders resulting in a tightening of the spreads at which receivables underlying such issues are financed. As of June 30, 2008, we increased an allowance for impairment by Ps. 12.0 million, to adjust the book amount of our certificates of interest to their estimated recoverable value.

Gain from operations and holding of real estate assets, net

This item reflects the income and loss resulting from impairment and the reversal of charges for impairment recognized in the past. Results from operation and holding of real estate assets rose by 4.0% from Ps. 2.6 million income for fiscal year 2007 to Ps. 2.7 million income in fiscal year 2008 recognized mainly in relation to the building located at Constitución 1159 for Ps. 2.1 million. During fiscal year 2007, income for Ps. 2.6 million had been attributed mainly as follows: Neuquén Project: Ps. 2.2 million, Suipacha 652: Ps. 0.9 million, and Av. de Mayo 589 for Ps. 0.7 million, offset in part by a loss of Ps. 1.5 million in connection with Torres Rosario.

Operating income (loss)

Operating income rose by 28.4% from Ps. 198.5 million for fiscal year 2007 to Ps. 254.8 million in fiscal year 2008, mainly due to an increase in the Shopping centers, Offices and other non-shopping center rental properties, Development and sale of properties, and Hotel operations segments, offset in part by a decrease in the Operating income of the Consumer financing segment. When measured as a percentage of revenues, operating income decreased from 26.9% in fiscal year 2007 to 23.5% for fiscal year 2008.

Development and Sale of Properties

Operating income in the Development and sale of properties segment rose by Ps. 13.1 million up from Ps. 6.2 million for fiscal year 2007 to Ps. 19.3 million for fiscal year 2008, due to increases in revenues and a decrease in selling expenses, partially offset by (i) increased costs, (ii) a reduction in income from the recognition of inventories at net realizable value and (iii) an increase in administrative expenses. When measured as a percentage of revenues for the segment, Operating income in the Development and sale of properties segment rose from 8.2% during fiscal year 2007 to 9.8% during fiscal year 2008.

Offices and Other Non-Shopping Center Rental Properties

Operating income in the Offices and other non-shopping center rental properties segment rose by 166.4%, from Ps. 19.6 million for fiscal year 2007 to Ps. 52.3 million in fiscal year 2008, due to an increase in revenues and a decrease in selling expenses, partially offset by increased costs and an increase in Administrative expenses. When measured as a percentage of revenues for the segment, operating income for the Offices and other non-shopping center rental properties segment, rose from 35.2% during fiscal year 2007 to 51.8% during fiscal year 2008.

Shopping Centers

Operating income in the Shopping centers segment rose by 46.0%, from Ps. 124.8 million for fiscal year 2007 to Ps. 182.3 million in fiscal year 2008, due to an increase in revenues, partially offset by an increase in costs, an increase in administrative expenses and an increase in selling expenses. When measured as a percentage of revenues for the segment, Operating income for the Shopping centers segment, increased from 46.2% during fiscal year 2007 to 52.8% during fiscal year 2008.

Hotel Operations

Operating income in the Hotel operations segment rose by 23.1% from Ps. 14.7 million for fiscal year 2007 to Ps. 18.0 million in fiscal year 2008, due to an increase in revenues, partially offset by an increase in costs, an increase in administrative expenses and an increase in selling expenses. When measured as a percentage of revenues for the segment, operating income for the Hotel operations segment increased from 11.9% during fiscal year 2007 to 12.1% during fiscal year 2008.

Consumer financing

Operating income in the Consumer financing segment decreased by 154.1% from Ps. 32.6 million income for fiscal year 2007 to a Ps. 17.7 million loss in fiscal year 2008, due to increases in costs, in selling expenses and in administrative expenses and to a reduction in income from retained interest in securitized receivables concerning Tarjeta Shopping trusts, partially offset by an increase in revenues. When measured as a percentage of revenues for the segment, operating income for the Consumer financing segment decreased from 15.3% for fiscal year 2007 to (6.1)% during fiscal year 2008.

Financial operations and others

Operating income in the Financial operations and others segment remained at Ps. 0.6 million for the fiscal years 2007 and 2008. When measured as a percentage of revenues operating income for the Financial operations and others segment increased from 43.1% for fiscal year 2007 to 54.8% for fiscal year 2008.

Amortization of negative goodwill, net

Amortization of goodwill includes: (i) the amortization of goodwill corresponding to the following Alto Palermo subsidiaries: Shopping Alto Palermo S.A., Fibesa S.A, Tarshop Sociedad Anónima, Emprendimiento Recoleta S.A. and Empalme S.A.I.C.F.A y G as well as (ii) the amortization of IRSA’s negative goodwill resulting from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Amortization of goodwill rose by Ps. 3.1 million, from a Ps. 1.5 million loss for fiscal year 2007 to Ps. 1.6 million income in fiscal year 2008.

Loss on equity investees

Results from related companies dropped by Ps. 53.2 million, from Ps. 40.0 million income for fiscal year 2007 to a Ps. 13.2 million loss in fiscal year 2008. This decrease was mainly due to a Ps. 53.7 million reduction in Banco Hipotecario’s profit from Ps. 41.4 million in fiscal year 2007 to a Ps. 12.4 million loss in fiscal year 2008.

This loss is primarily due to the decline in the market value of the Argentine government bonds Banco Hipotecario received as compensation and held in its portfolio. In spite of these losses, Banco Hipotecario remains well-capitalized in regards to regulatory guidelines as of June 30, 2008 and thereafter.

Banco Hipotecario also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of Banco Hipotecario. For more information please see “Recent Developments”.

Financial results, net

Financial results, net decreased by Ps. 80.8 million, from Ps. 4.1 million income for fiscal year 2007 to a Ps. 76.7 million loss in fiscal year 2008. This loss was mainly due to: (i) a Ps. 88.1 million decrease in results from financial operations, primarily due to a Ps. 85.2 million decrease in the fair value of our holdings of mutual funds; (ii) Ps. 33.5 million increase resulting from higher financing expenses, primarily due to the increase in interest charges paid as a consequence of the issuance of notes by IRSA and Alto Palermo during this fiscal year, partially offset by (iii) a decrease in the interest paid due to the redemption in October 2007 of IRSA’s floating rate secured notes in the amount of US$ 37.4 million, (iv) and the repayment of an unsecured loan for US$ 51 million. These reductions were partially offset by (i) foreign exchange gains in the amount of Ps. 26.3 million compared to fiscal year 2007, as a consequence of a variation in the US Dollar selling exchange rate during the fiscal year (from 3.093 Argentine Pesos per U.S. dollar as of June 30, 2007 to 3.025 Argentine Pesos per U.S. dollar as of June 30, 2008), in contrast to the previous year when the Argentine Peso/US Dollar exchange rate had increased significantly (from 3.086 Argentine Pesos per U.S. dollar as of June 30, 2006 to 3.093 Argentine Pesos per U.S. dollar as of June 30, 2007), and (ii) a Ps. 20.0 million increase due to the interest earned during fiscal year 2008 compared to fiscal year 2007, as a consequence of investments and other interest earned by Alto Palermo.

Other income (expenses), net

Other income (expenses), net, decreased by 60.0% from net expenses of Ps. 14.1 million in fiscal year 2007 to net expenses of Ps. 5.6 million in fiscal year 2008, primarily due to (i) the reversal of a provision for contingencies in the amount of Ps. 5.6 million, and (ii) a decrease in charges for personal property tax of Ps. 1.2 million which, according to Argentine regulations, we must realize on behalf of our shareholders.

Income before taxes and minority interest

Income before taxes and minority interest dropped by Ps. 66.2 million, from Ps. 227.1 million for fiscal year 2007, to income of Ps. 160.9 million in fiscal year 2008.

Income tax and MPIT

Income tax and minimum presumed income tax dropped by 10.8% from Ps. 87.5 million for fiscal year 2007 to Ps. 78.1 million in fiscal year 2008. We applied the deferred tax method in calculating our income tax for the fiscal years 2007 and 2008, thus recognizing the temporary differences in our tax assets and liabilities.

Minority interest

This item includes our proportional equity interest in the subsidiaries in which we own a minority interest. The loss resulting from third-party interests in these subsidiaries dropped by 14%, from a Ps. 32.4 million loss for fiscal year 2007 to a Ps. 27.9 million loss for fiscal year 2008, mainly due to the increase in the income statement accounts of the companies in which we have a minority interest and to the acquisition of the remaining 33.33% stake in Palermo Invest S.A., which eliminated the effect of the minority interest in this company during fiscal year 2008.

Net income

Therefore, net income decreased by Ps. 52.2 million from Ps. 107.1 million for fiscal year 2007 to Ps. 54.9 million in fiscal year 2008.

Results of Operations for the Fiscal Years ended June 30, 2006 and 2007.

Revenues

Revenues increased 27.9% from Ps.577.7 million in fiscal year 2006 to Ps.738.8 million in fiscal year 2007, primarily due to increases in the revenues of each of our Consumer financing, Shopping centers, Offices and other non-shopping center rental properties and Hotel operations segments, partially offset by a decrease in the revenues of our Development and sale of properties segment.

Shopping Centers

Revenues from our shopping centers segment increased 25.7% from Ps.215.0 million in fiscal year 2006 to Ps.270.3 million in fiscal year 2007. This increase was principally due to a Ps.55.3 million increase in revenues from rentals and admission rights as a consequence of (i) a 22.1% increase in the average rental price per square meter and (ii) a 24.3% increase in the total sales of our lessees, from Ps.2,273.3 million during fiscal year 2006 to Ps.2,825.8 million during fiscal year 2007, resulting in a Ps.552.5 million increase in revenues from variable rental payments. The average occupancy rate of our shopping centers decreased from 99.1% in fiscal year 2006 to 97.0% in fiscal year 2007.

Consumer financing

Revenues from our Consumer Financing segment increased 73.2% from Ps.123.0 million during fiscal year 2006 to Ps.213.0 million during fiscal year 2007. This increase resulted from:

•	favorable macroeconomic conditions in fiscal year 2007, which showed a general increase in consumption;

•	an increase of 201,114 in the number of newly issued credit cards;

•	the opening of four new branches;

•	a 90.5% increase in sales made with our shopping card and a 47.1% increase in the number of stores accepting our card; and

•	an increase of income from financial operations and others.

Revenues from our Financial Operations and Others segment remained stable with respect to fiscal year 2006. Revenues included in this segment represent fees for services unrelated to our Others segments.

Development and Sale of Properties

Revenues from our development and sale of properties segment decreased 27.1% from Ps.104.0 million in fiscal year 2006 to Ps.75.8 million in fiscal year 2007. This business segment generally does not show consistently recurring revenues due to the nature of our business. As a result, period-on-period comparisons may vary significantly depending on the projects that we are developing and their degree of completion. The decrease of the revenues of this segment in fiscal year 2006 was principally due to the absence in fiscal year 2007 of Ps.104.0 million of revenues which were recognized during fiscal year 2006 principally arising from the following operations:

•	Ps.41.8 million from the sale of parcel Y, Dock III;

•	Ps.23.0 million from the sale by our subsidiary Alto Palermo of a parcel of land near its Paseo Alcorta shopping center;

•	Ps.22.8 million from the sale of block 36 of the parcel called “Terrenos de Caballito;” and

•	Ps.10.0 million from the sale of Edificios Cruceros units.

The absence in fiscal year 2007 of the Ps.104.0 million of revenues mentioned above was partially offset by the following revenues recognized during fiscal year 2007:

•	Ps.31.0 million from the sale to third parties of 10% of our Santa María del Plata land reserve;

•	Ps.26.2 million from the sale of plot “Z,” Dock III;

•	Ps.8.6 million from the sale of units in San Martín de Tours and

•	Ps.8.4 million from the sale of Edificios Cruceros units.

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

•

an increase, from 94.0% in fiscal year 2006 to 99.1% in fiscal year 2007, in our average occupancy rates in offices for lease due to our inclusion in fiscal year 2007 of Dock del Plata and Bouchard 551 and Reconquista 823 (which were 100.0% occupied);

•

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

•	the occupancy rate of the offices and other non-shopping center rental properties segment increased from 96.9% in fiscal year 2006 to 97.4% during fiscal year 2007.

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

Consumer financing

Costs of the Consumer financing segment increased 73.6%, from Ps.43.9 million during fiscal year ended June 30, 2006 to Ps.76.3 million during fiscal year ended June 30, 2007. This increase, which reflected the expansion of our Consumer financing segment in fiscal year 2007, was primarily due to:

•	a Ps.11.0 million increase in the cost of salaries and social security charges;

•	a Ps.9.8 million increase in expenses for interest and commissions;

•	a Ps.5.7 million increase in charges for taxes, rates, contributions and services; and

•	a Ps.2.8 million increase in fees and services payable to third parties.

The cost of Consumer financing as percentage of revenues from such segment remained flat at 35.8% in each of fiscal years 2006 and 2007.

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

Offices and Other Non-Shopping Center Rental Properties

Costs of the Offices and Other Non-Shopping Center Rental Properties segment increased 85.5%, from Ps.9.0 million in fiscal year 2006 to Ps.16.7 million in fiscal year 2007. The principal cost component in this office segment is the depreciation of buildings rented, and the increase in fiscal year 2007 was principally due to (i) Ps.3.4 million higher depreciation in fiscal year 2007 as a result of the addition of two new rental properties, Dock del Plata and Bouchard 551 and (ii) Ps.5.9 million higher depreciation as a result of a change in the determination of remaining useful life of our rental buildings, which decreased from an average of 496 months in fiscal year 2006 to an average of 253 months in fiscal year 2007.

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

Gross profit

As a result of the above, gross profit increased 27.9% from Ps.333.8 million in fiscal year 2006 to Ps.427.1 million in fiscal year 2007. Our gross margin, calculated as our gross profit divided by our revenues, remained at 57.8% in fiscal years 2006 and 2007 primarily as a result of improvements in the gross margin of our Shopping Centers and Financial Operations and Others segments, partially offset by a decrease in the gross margin of our Development and Sale of Properties, Offices and Other Non-Shopping Center Rental Properties, Hotel Operations and Consumer financing segments.

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

Selling expenses

Selling expenses increased 89.2% from Ps.60.1 million in fiscal year 2006 to Ps.113.7 million in fiscal year 2007 principally due to an increase in the selling expenses of the Consumer financing and Shopping Centers segments of Ps.31.1 million and Ps.6.6 million, respectively. Selling expenses as a percentage of revenues increased from 10.4% in fiscal year 2006 to 15.4% in fiscal year 2007.

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

Consumer financing

Selling expenses for the Consumer financing segment increased 100.5%, from Ps.30.9 million in the fiscal year ended June 30, 2006 to Ps.62.0 million in the fiscal year ended June 30, 2007 principally due to:

•	a Ps.11.7 million increase in advertising expenses;

•	a Ps.11.8 million increase in the charge for bad debts; and

•	a Ps.5.8 million increase in the charge for turnover tax.

Selling expenses of Consumer financing as a percentage of the revenues from such segment increased from 25.1% in the fiscal year 2006 to 29.1% in fiscal year 2007.

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

Administrative expenses

Administrative expenses increased 46.0% from Ps.96.9 million in fiscal year 2006 to Ps.141.4 million in fiscal year 2007 primarily due to an increase in administrative expenses in the Consumer financing segment and, to a lesser extent, increases in each of the remaining segments. Principal components of administrative expenses are salaries and social security charges, directors’ fees, fees and remunerations for services and depreciation of fixed assets. Administrative expenses as a percentage of revenues increased from 16.8% in fiscal year 2006 to 19.1% in fiscal year 2007.

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

Consumer financing

Administrative expenses of the Consumer financing segment increased 75.0%, from Ps.25.9 million in fiscal year 2006 to Ps.45.4 million in fiscal year 2007. This increase was primarily due to:

•	a Ps.11.4 million increase in expenses for salaries, compensation, social security charges and personnel;

•	a Ps.2.4 million increase in expenses for rentals, taxes, rates and contributions; and

•	a Ps.3.0 million increase in expenses for fees and third parties services.

Administrative expenses of Consumer financing as a percentage of revenues from such segment increased from 21.1% in fiscal year ended 2006 to 21.3% during fiscal year 2007 as a result of a higher proportional average of these expenses in respect of the revenues increase of this segment.

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

Gain from the operations and holdings of real estate assets, net

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

Operating income

Operating income decreased 1.3% million from Ps.201.2 million in fiscal year 2006 to Ps.198.5 million in fiscal year 2007 mainly due to a decrease in the operating income of the Development and Sale of Properties segment that was partially offset by increases in operating income of each of our other segments. Our operating margin, calculated as our operating income divided by our revenues, decreased from 34.8% for fiscal year 2006 to 26.9% for fiscal year 2007 primarily as a result of decreases in the operating margins of our Development and Sale of Properties, Offices and other non-Shopping Center Rental Properties, Shopping Centers, and Consumer Financing segments, partially offset by an increase in the operating margin of our Financial Operations and Others segment.

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

Consumer financing

Operating income of the Consumer Financing segment increased 31.4%, from Ps.24.8 million in fiscal year 2006 to Ps.32.6 million in fiscal year 2007 primarily due to a 73.2% increase in revenues from this segment that were partially offset by increases of 73.6% in costs, 100.5% in selling expenses and 75.0% in administrative expenses. The operating income of this segment as a percentage of the revenues from such segment decreased from 20.2% during fiscal year 2006 to 15.3% during fiscal year 2007 primarily as a result of the increase in selling expenses of almost 101% while the revenues from this segment increased 73.2%. Our selling expenses in this segment increased at a greater rate than our revenues from this segment as a result of a Ps.11.9 million increase in the charge for bad debts.

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

Amortization of negative goodwill, net

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

Other income (expenses), net

Other income (expenses), net, decreased 22.8%, from a net expense of Ps.18.3 million in fiscal year 2006 to a net expense of Ps.14.1 million in fiscal year 2007 principally due to: (i) a Ps.7.5 million decrease in the allowance for uncollectible loans and (ii) a Ps.3.1 million increase for the recovery of allowances, which were partially offset in fiscal year 2007 by: (i) a Ps.4.5 million increase in charges for donations and (ii) a Ps.2.7 million increase in contingencies for lawsuits.

Income before taxes and minority interest

As a result of the above mentioned issue, income before taxes and minority interest increased 24.4% passing for an income of Ps.182.6 million in fiscal year 2006 to an income of Ps.227.1 million in fiscal year 2007.

Income tax and MPIT

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

Minority interest

The negative result caused by third parties’ participation in subsidiaries increased 19.3% from a charge of Ps.27.2 million in fiscal year 2006 to a charge of Ps.32.4 million in fiscal year 2007 as a consequence of an increase in the income accounts of related companies in which we have a minority interest (principally in the Shopping Centers and Consumer financing segments).

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

Banco Hipotecario maintains its financial books and records in Pesos and prepares its financial statements in conformity with the polices of the Argentine Central Bank which prescribes the reporting and disclosure requirements for banks and financial institutions in Argentina (“Central Bank accounting rules”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”). A description of significant differences between Central Bank accounting rules and Argentine GAAP are set forth in Note 6 to Banco Hipotecario’s consolidated financial statements. Central Bank accounting rules and Argentine GAAP also differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. See Note 38 to the consolidated financial statements of Banco Hipotecario included elsewhere in this annual report for a description of the principal differences between Central Bank accounting rules and U.S. GAAP, as they relate to Banco Hipotecario, and a reconciliation to U.S. GAAP of Banco Hipotecario’s net income (loss) and shareholders’ equity.

Events in Argentina and Their Adverse Impact on Banco Hipotecario

Banco Hipotecario’s business and results of operations are dependent on, and significantly impacted by, the macroeconomic situation prevailing in Argentina. As such, its business and results of operations were materially and adversely affected by the Argentine economic crisis which began in 2001 and prevailed throughout most of 2002. Since 2003, the Argentine economy has shown signs of recovery compared to 2001 and 2002 and GDP has grown in each of 2003, 2004, 2005, 2006 and 2007. In addition, interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording a significant increase in deposits and the level of loan originations began to grow, especially in 2005 and 2006. Based on current data, the Argentine economy during 2004, 2005, 2006 and 2007, GDP increased by 9.0%, 9.0%, 8.5% and 8.7% according to INDEC estimates. Based on INDEC estimates, in US dollar terms GDP increased from US$69.8 billion in 2002 to US$257.8 billion in 2007, and unemployment decreased to 7.5% as of the fourth quarter of 2007. As of December 31, 2007, approximately 20% of the population was below the poverty line according to INDEC. In 2004, 2005, 2006 and 2007 Argentina posted a fiscal surplus of approximately Ps.11,657.8 million and 19,661.0 million, Ps.23,158.0 million and Ps.25,718 million respectively. After the settlement of its exchange offer, Argentina’s sovereign debt outstanding amounted to US$149,847.4 million, representing approximately 57.8% of the GDP estimated for the year ending December 31, 2007.

During 2006 and 2007 inflation was 7.1% and 14.6% as measured by the WPI, and 9.8%, and 8.5% as measured by the CPI. The preceding information is based on data published by the Ministry of Economy and the Central Bank.

Over the past few months, the global financial markets have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and a marked economic slow-down. Despite the actions taken by the US and other G7 countries, the future of the international markets is still uncertain.

In Argentina, stock markets have shown significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk premiums and exchange rates. This situation is still ongoing as of the date of issue of these financial statements.

Banco Hipotecario’s management is permanently monitoring the effects derived from the above situation in order to implement the necessary measures to mitigate its effects. These uncertainties could have a material adverse effect on the value or IRSA’s investment in Banco Hipotecario.

Critical Accounting Policies

Banco Hipotecario believes that the following are the critical accounting policies under Argentine Banking GAAP and US GAAP, as they are important to the portrayal of its financial condition and results of operations and require its most difficult, subjective and complex judgment and the need to make estimates about the effect of matters that are inherently uncertain.

Reserve for loan losses

Banco Hipotecario reserves for loan losses are maintained in accordance with Argentine Banking GAAP. Under such regulations, a minimum reserve for loan losses is calculated primarily based upon the classification of Banco Hipotecario’s commercial loan borrowers and the past due status of Banco Hipotecario’s individual loan borrowers. Although Banco Hipotecario are required to follow the methodology and guidelines for determining its reserve for loan loss as set forth by the Central Bank, they are allowed to provide additional allowances for loan loss reserves.

Banco Hipotecario classifies individual loans based on their past due status consistent with the requirements of the Central Bank. Minimum loss percentages required by the Central Bank are also applied to the totals of each loan classification. Balances of loans and reserves are charged-off and reflected on its balance sheets three months from the date on which the loans were fully covered by its loan loss reserves.

For commercial loans, Banco Hipotecario is required to classify all of Banco Hipotecario’s commercial loan borrowers. In order to perform the classification, Banco Hipotecario must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower’s payment history and ability to service the debt, the capability of the borrower’s internal information and control systems and the risk in the sector in which the borrower operates. Banco Hipotecario applies the minimum loss percentages required by the Central Bank to Banco Hipotecario’s commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantees, of the loan. In addition, based on the overall risk of the portfolio, Banco Hipotecario considers whether or not additional loan loss reserves in excess of the minimum required are warranted.

Under US GAAP, reserve for loan losses represents the estimate of probable losses in the loan portfolio. Determining the reserve for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events are likely to differ from the estimates and assumptions used in determining the allowance for loan losses. Additional provisions for loan losses could be required in the future.

Fair Value Estimates

Banco Hipotecario prepares its financial statements in accordance with the rules of the Central Bank related thereto, which differ from US GAAP in valuing financial instruments.

US GAAP requires financial instruments to be valued at fair value. Banco Hipotecario estimated the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value was best evidenced by a quoted market price, if one existed. In cases where quoted market prices were not available, fair value estimation was based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which were significantly affected by the assumptions used.

For a detailed description of the applicable accounting principles, please see Note 5. To the Consolidated Financial Statements.

Government securities – BODEN

The compensatory and hedge ( additional Boden 2012 subscribed) bonds Banco Hipotecario S.A. receives are classified as “Investing securities” at par value based on Central Bank accounting rules, notwithstanding that the estimated market value of such bonds is lower than such par value. The right to receive BODEN that are issued in hedge transactions is classified as “Other receivables from financial transactions” and is recognized at par value of the BODEN to be issued, notwithstanding that the estimated market value of the BODEN linked to such right is significantly below such carrying value. The fair value of the Boden 2012 as of June 30, 2008 decreases the shareholder’s equity in $ 212,577.

Under US GAAP compensatory and hedge bonds are valued at fair value. See “Fair Value Estimates” above.

Other Receivables from Financial Transactions and Miscellaneous Receivables,

Banco Hipotecario carries other receivables from financial transactions and miscellaneous receivables net of allowances for uncollectible amounts. Its judgment regarding the ultimate collectibility is performed on an account-by-account basis considering its assessment of the borrower’s ability to pay based on factors such as the borrower’s financial condition, past payment history, guarantees and past-due status.

Minimum Presumed Income Tax

Banco Hipotecario has recognized the minimum presumed income tax accrued as of June 30, 2008 and paid in prior years as an asset as of June 30, 2008, that expects to be able to compute it as a payment of account of income in future years because Banco Hipotecario started to generate taxable income. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies.

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

In accordance with Statement of Financial Accounting Standards, or SFAS, N° 109, Accounting For Income Taxes, under US GAAP income taxes are recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets when it is more likely than not that it will not be recoverable.

As of June 30, 2007, and based on the analysis performed on the realizability of the tax loss carryforwards, Banco Hipotecario believes it will recover only a portion of the net operating tax loss carryforwards and all the temporary differences, with future taxable income. Therefore, the remaining portion of the net operating tax loss carryforward is more likely than not to be recovered in the carryforwards periods, and hence, a valuation allowance was provided against it.

As of June 30, 2008, and based on the analysis performed on the realizability of the tax loss carryforwards, Banco Hipotecario believes it will recover only the temporary differences, with future taxable income. Therefore, the net operating tax loss carryforward is more likely than not to be recovered in the carryforwards periods, and hence, a valuation allowance was provided against it.

Financial Accounting Standards Board (FASB) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, (FIN 48) was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) No. 109. FIN 48 became effective for the Group on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Banco Hipotecario classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on Banco Hipotecario’s overall financial position or results of operations.

Twelve month periods ended June 30, 2008 and 2007

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2008 and 2007.

	Period ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)
Financial income	Ps.	696.6	Ps.	882.2	(21.0)
Financial expenses		(550.7)		(374.7)	47.0
Net financial income		145.9		507.6	(71.3)
Provision for losses on loans		(149.9)		(43.7)	243.1
Net contribution from insurance (1)		87.2		69.8	24.9
Other income from services		194.4		83.4	133.2
Other expenses on services		(92.1)		(67.8)	35.7
Administrative expenses		(382.7)		(270.8)	41.3

Net income from financial operations		(197.2)		278.4	(170.8)
Miscellaneous income, net (2)		146.9		81.4	80.5
Minority interest		(5.6)		(0.9)	512.3
Income tax		(3.7)		(1.0)	270.8

Net (loss) income	Ps.	(59.6)	Ps.	357.9	(116.6)

(1)	Insurance premiums minus insurance claims paid.

(2)	Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario S.A.’s net loss for the period ended June 30, 2008 of Ps. (59.6) million was lower than the Ps 357.9 net income for the period ended June 30, 2007, principally due to:

•	Lower financial income as a result of lower income from government and private securities and hedging transactions partially off set by the increase of financial income from new consumer products.

•	Higher financial expenditures as a result of higher interest liabilities resulting from increased average balances on time deposits and the increase of interest rates on bonds and similar obligations.

•	Higher administrative expenses mainly related to social security contributions, and fees related to actions adopted by Banco Hipotecario in developing its retail banking business.

•	Higher expenses on services mainly related to commissions related to Visa Credit Cards, scoring and origination of personal loans and higher structuring and underwriting expenses.

•	Higher loan loss provisions resulting from increased balance on mortgage and other loans.

These factors were partially offset by:

•	Higher net contributions from insurance as a result of an increase in new loan origination and an expansion on insurance products offered.

•	Higher income from services as a result of higher bank activity.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)
Mortgage loans and other financial transactions	Ps.	229.0	Ps.	177.7	28.9
Government guaranteed loans		11.2		10.6	(49.5)
Government and Private Securities		143.9		273.1	(47.7)
Compensatory and other BODEN		7.5		9.6	(22.2)
Buyback of restructured debt		31.3		12.9	142.4
Hedges		(137.6)		140.8	(197.7)
Mortgage-backed securities		28.3		51.3	(44.8)
Other loans		20.2		32.3	9.9
Credit Cards loans		91.4		32.5	181.1
Personal loans		149.4		82.1	81.9
Advance loans		34.8		24.3	43.1
Effects of changes in exchange rates		61.7		19.3	220.1
Cash and due from banks		5.7		4.4	30.0
Interbank Loans		8.0		5.2	53.5
Others		11.5		6.0	91.6

Total	Ps.	696.6	Ps.	882.2	(21)

Banco Hipotecario S.A.’s financial income decreased 21% to Ps. 696.6 million for the period ended June 30, 2008 as compared to Ps.882.2 million for the period ended June 30, 2007 primarily as a result of:

•	Lower income from government and private securities as a result of lower market prices.

•	Losses from derivate operations resulting from hedging transactions including its total return swap.

These factors were partially offset by:

•	Higher income from credit cards, personal loans and new consumer products as a result of a significant increase in the volume of such loans granted during the year.

•	Higher income from the repurchase of restructured financial debts at market prices.

•	Higher income from changes in exchange rates as a result of higher exchange rates.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)
Bonds and similar obligations	Ps.	387.1	Ps.	278.6	38.9
Borrowings from Central Bank		20.3		20.1	0.9
Borrowings from banks		8.0		16.2	(50.4)
Time deposits		111.0		36.5	203.8
Other(1)		1.5		3.5	(57.1)
Contributions and taxes on financial income		22.8		19.7	15.6

Total	Ps.	550.7	Ps.	374.7	47.0

(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario S.A.’s financial expenses for the period ended June 30, 2008 increased 47.0% to Ps.550.7 million from Ps. 374.7 million for the period ended June 30, 2007 primarily as a result of:

•	Higher interest liabilities resulting from increased average balances on time deposits, related to the growth of the private sector.

•	Higher interest liabilities as a result of the increase in interest on bonds and similar obligations.

This effect was partially offset by:

•	Lower financial expenditures as a result of the reduction of other bank borrowings.

Provision for Losses on Loans

The following table sets forth its provision for loan losses for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)
Provision for loan losses	Ps.	149.9	Ps.	43.7	243.1
Charge-offs	Ps.	71.4	Ps.	52.5	36.0

Banco Hipotecario S.A.’s provision for loan losses for the period ended June 30, 2008 increased to Ps. 149.9 million from Ps. 43.7 million in the period ended on June 30, 2007 in connection with the significant increase in the volume of the loans granted during 2007.

The Risk and Credit Committee decided to maintain a maximum 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing. Reserves and funds created by Risk and Credit Committee dated June 2, 2008, ( Ex - Section 13 of Law 24,143) and the Special fund created by a resolution of the board of Directors of Banco Hipotecario dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2008 and 2007.

	Periods ended June 30				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)
Insurance premiums earned:
Life	Ps.	75.7	Ps.	60.0	26.1
Property damage		11.0		12.1	(9.3)
Unemployment		0.9		1.2	(23.7)
Other		7.5		3.7	103.6

Total premiums earned		95.1	Ps.	77.0	23.5

Insurance claims paid:
Life		6.9		6.1	12.7
Property damage		0.2		0.3	(34.5)
Unemployment		0.1		0.2	(61.8)
Other		0.7		0.5	27.2

Total claims paid		7.9	Ps.	7.2	9.7

Net contribution from insurance	Ps.	87.2	Ps.	69.8	24.9

Banco Hipotecario S.A.’s net contribution from insurance activities of Ps. 87.2 million during the period ended June 30, 2008 increased 24.9 % from Ps.69.8 million, compared to the period ended June 30, 2007. This increased was primarily a consequence of higher premiums resulted from an increase in new loan origination and an expansion of insurance products offered.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)
Loan servicing fees from third parties	Ps.	2.6	Ps.	1.8	42.0
FONAVI commissions		5.7		4.1	38.5
Other Commissions		2.6		1.5	67.9
Credit Card Commissions		104.6		47.9	118.4
Saving accounts commissions		9.5		5.5	72.9
Current accounts commissions		6.1		3.2	90.8
BHN Inversión commissions		20.1			NM
Total commissions		151.1		64.0	136.0

Recovery of loan expenses		33.2		13.0	155.5
Other		10.0		6.3	58.6

Total	Ps.	194.4	Ps.	83.4	133.2

Banco Hipotecario S.A.’s income from services increased to Ps. 194.4 million for the period ended June 30, 2008 from Ps 83.4 million in the same period of 2007, as a result of higher commissions derived from credit cards, origination of mortgage loans and new consumer products, and the commissions derived from the insurance activities developed since July 2008 by BHSA subsidiary BHN Inversión.

Other Expenses on Services

The following table includes the principal components of its other expenses on services for the periods ended June 30, 2008 and 2007:

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)
Structuring and underwriting fees	Ps.	8.2	Ps.	9.5	(14.0)
Banking services		12.9		5. 8	120.9
Commissions on third party originations		0.1		0.1	(50.5)
Collections		0.4		0.4	(15.7)
Commissions on Visa		47.3		38.1	24.2
Commissions on saving accounts		2.9		2.4	19.2
Commissions on scoring		12.4		6.6	87.3
Commissions paid to real estate agents		1.7		1.6	1.5
Total		85.7		64.7	32.6

Contributions and taxes on income from services		6.4		3.2	99.9

Total	Ps.	92.1	Ps.	67.8	35.7

Banco Hipotecario S.A.’s other expenses on services increased 35.7 % to Ps. 92.1 million for the period ended June 30, 2008 from Ps. 67.8 million in the period ended June 30, 2007. This increase was mainly due to commissions recorded in other expenditures on services related to the VISA credit card and scoring, in connection with the higher number of credit cards managed.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)
Salaries and social security contributions	Ps.	160.6	Ps	111.4	44.2
Fees and external administrative services		80.3		55.3	45.3
Maintenance and repair		7.6		4.9	53.4
Advertising and publicity		16.4		20.9	(21.8)
Nonrecoverable VAT and other taxes		21.8		17.0	28.1
Electricity and communications		16.6		10.9	52.4
Depreciation of bank premises and equipment		11.5		6.7	71.9
Amortization of organizational expenses		7.3		3.0	144.8
Corporate personnel benefits		31.9		20.6	54.6
Rent		11.5		4.8	139.1
Other		23.1		15.3	50.5

Total	Ps.	388.5	Ps.	270.8	43.4

Administrative expenses for the period ended June 30, 2008 increased 43.4 % to Ps. 388.5 million from Ps. 270.8 million for the period ended June 30, 2007. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina, and an increase in other fees related to the actions adopted by Banco Hipotecario in developing its retail banking business.

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos as, except for percentages)
Penalty interest	Ps.	6.7		6.4	4.8
Loan loss recoveries		106.3		207.2	(48.7)
Reversal of provision for lawsuit		14.7		—	NM
Reversal of provision for STAR		21.4		—	NM
Reversal of provision for contingencies		11.6		13.5	(14.3)
Other		23.3		4.6	402.8

Total	Ps.	184.1	Ps.	231.8	(20.6)

Banco Hipotecario S.A.’s miscellaneous income decreased 20.6 % to Ps. 184.1 million for the period ended June 30, 2008 from Ps.231.8 million for the year ended June 30, 2007 primarily as a result of the two sales of a portion of non performing portfolio recorded in memorandum accounts for approximately Ps. 120 million during the period ended June 30, 2007.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2008 and 2007:

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)
Provision for lawsuit contingencies	Ps.	3.0		Ps. 14.6	(79.7)
Provision StAR granted creditors under guaranteed debt		—		35.1	NM
Provision SAR		—		39.4	NM
Provision for insurance contingences		0.4		3.0	(85.6)
Provision for administrative organization		13.6		34.9	(58.9)
Other taxes		7.6		9.1	(16.5)
Contingency related to the sale of non-performing mortgage portfolio		1.0		8.0	NM
Other		6.0		6.3	(25.2)
Total	Ps.	31.4	Ps.	150.4	(79.1)

Banco Hipotecario S.A.’s miscellaneous expenses decreased 79.1 % to Ps. 31.4 million for the period ended June 30, 2008 from Ps. 150.4 million for 2007 primarily as a result of lower provisions for the appreciation in the trading price of its Class D shares, designed to account for the higher value attributable to the stock appreciation rights issued with and attached to its Medium Term Guaranteed Debt due 2010 and its management compensation plan, and for Stock

Appreciation Compensation plan, Lawsuits contingences, administrative organization and for the sale of a portion of its non-performing portfolio.

Twelve month periods ended June 30, 2007 and 2006

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2007 and 2006.

	Period ended June 30,				% Change
	2007		2006		2007/2006
	(in millions of pesos, except for percentages)
Financial income	Ps.	882.2	Ps.	733.8	20.2
Financial expenses		(374.7)		(412.2)	(9.1)
Net financial income		507.6		321.6	57.8
Provision for losses on loans		(43.7)		(10.5)	316
Net contribution from insurance (1)		69.8		44.9	55.6
Other income from services		83.4		47.6	75.3
Other expenses on services		(67.8)		(30.6)	121.6
Administrative expenses		(270.8)		(185.2)	46.2
Miscellaneous income, net (2)		81.4		124.5	(34.6)
Minority interest		(0.9)		(1.9)	(51.7)
Income tax		(1.0)		(1.3)	(23.8)

Net income	Ps.	357.9	Ps.	309.1	15.8

(1)	Insurance premiums minus insurance claims paid.

(2)	Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario S.A.’s net income for the period ended June 30, 2007 of Ps. 357.9 million was higher than Ps 309.1 for the period ended June 30, 2006, principally due to:

•	Higher financial income principally as a result of higher income from government and private securities, hedging transactions and the increase of new consumer products.

•	Higher net contributions from insurance as a result of an increase in new loan origination and an expansion on insurance products offered.

•	Higher income from services as a result of higher bank activity.

These factors were partially offset by:

•	Higher administrative expenses mainly related to social security contributions, and fees related to actions adopted by Banco Hipotecario in developing its retail banking business.

•	Higher expenses on services mainly to commissions related to Visa Credit Cards, scoring and origination of personal loans and higher structuring and underwriting expenses.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2007 and 2006.

	Periods ended June 30,				% Change
	2007		2006		2007/2006
	(in millions of pesos, except for percentages)
Mortgage loans and other financial transactions	Ps.	177.7	Ps.	170.2	4.4
Government guaranteed loans		10.6		96.2	(89.0)
Government and Private Securities		273.1		190.7	43.2
Compensatory and other BODEN		9.6		24.6	(61.0)
Buyback of restructured debt		12.9		51.2	(74.8)
Hedges		140.8		37.5	275.2
Mortgage-backed securities		51.3		27.6	85.8
Other loans		32.3		16.7	93.4
Credit Cards loans		32.5		7.0	366.9
Personal loans		82.1		38.5	113.4
Advance loans		24.3		18.3	33.0
Effects of changes in exchange rates		19.3		46.2	(58.3)
Cash and due from banks		4.4		3.5	25.4
Interbank Loans		5.2		1.8	190.4
Others		6.0		3.6	67.0

Total	Ps.	882.2	Ps.	733.8	20.2

Banco Hipotecario S.A.’s financial income increase 20.2 % to Ps. 882.2 million for the period ended June 30, 2007 as compared to Ps.733.8 million for the period ended June 30, 2006 primarily as a result of:

•	Higher income from some government and private securities as a result of higher market prices.

•	Higher income from the increase of LIBO rate accrued during this period on the stock of BODEN US$ 2012 recorded in investment account.

•	Higher income from credit cards, personal loans and new consumer products as a result of a significant increase in the volume of such loans granted during 2007.

•	Higher income from derivate operations resulting from hedging transactions including its total return swap.

These factors were partially offset by:

•	Lower income from hedge bond, as a result of the subscription made.

•	Lower income from the repurchase of restructured financial debts at market prices.

•	Lower income from Secured loans as a consequence of the reduction of the stock.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2007 and 2006.

	Periods ended June 30,				% Change
	2007		2006		2007/2006
	(in millions of pesos, except for percentages)
Bonds and similar obligations	Ps.	278.6	Ps.	222.2	25.4
Borrowings from Central Bank		20.1		121.9	(83.5)
Borrowings from banks		16.2		30.0	(46.0)
Time deposits		36.5		17.7	106.4
Other(1)		3.5		6.5	(45.9)
Contributions and taxes on financial income		19.7		13.8	42.4

Total	Ps.	374.7	Ps.	412.2	(9.1)

(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario S.A.’s financial expenses for the period ended June 30, 2007 decreased 9.1% to Ps.374.7 million from Ps. 412.2 million for the period ended June 30, 2006 primarily as a result of:

•	Lower financial expenditures principally as result of the substantial reduction of Central Bank and others Banks borrowings.

This effect was partially offset by:

•	Higher interest liabilities resulting from increased average balances on savings accounts and time deposits, related to the growth of private sector.

Provision for Losses on Loans

The following table sets forth its provision for loan losses for the periods ended June 30, 2007 and 2006.

	Periods ended June 30,				% Change
	2007		2006		2007/2006
	(in millions of pesos, except for percentages)
Provision for loan losses	Ps.	43.7	Ps.	10.5	316.0
Charge-offs	Ps.	52.5	Ps.	142.7	(63.6)

Banco Hipotecario S.A.’s provision for loan losses for the period ended June 30, 2007 increased to Ps. 43.7 million from Ps. 10.5 million in the period ended on June 30, 2006 in connection with the significant increase in the volume of the loans granted during 2007.

The Risk and Credit Committee decided to maintain a maximum 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing, consequently a recovery of Ps. 100 million was recorded. Reserves and funds created in connection with the special reserve envisaged by Section 13 of Law 24,143 and the Special fund created by a resolution of the board of Directors of Banco Hipotecario dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2007 and 2006.

	Periods ended June 30				% Change
	2007		2006		2007/2006
	(in millions of pesos, except for percentages)
Insurance premiums earned:
Life	Ps.	60.0	Ps.	37.1	61.8
Property damage		12.1		12.6	(4.0)
Unemployment		1.2		1.4	(14.5)
Other		3.7		2.8	33.2

Total premiums earned		77.0	Ps.	53.9	43.0

Insurance claims paid:
Life		6.1		8.0	(23.7)
Property damage		0.3		0.4	(19.5)
Unemployment		0.2		0.2	(2.6)
Other		0.5		0.3	57.2

Total claims paid		7.2	Ps.	9.0	(20.0)

Net contribution from insurance	Ps.	69.8	Ps.	44.9	55.6

Banco Hipotecario S.A.’s net contribution from insurance activities of Ps. 69.8 million during the period ended June 30, 2007 increased 55.6 % from Ps.44.9 million, compared to the period ended June 30, 2006. This increased was primarily a consequence of higher premiums resulted from an increase in new loan origination and an expansion of insurance products offered.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2007 and 2006.

	Periods ended June 30,				% Change
	2007		2006		2007/2006
	(in millions of pesos, except for percentages)
Loan servicing fees from third parties	Ps.	1.8	Ps.	1.4	27.3
FONAVI commissions		4.1		3.3	22.5
Other Commissions		1.5		1.4	7.4
Credit Card Commissions		47.9		12.3	290.0
Saving accounts commissions		5.5		3.2	70.6
Current accounts commissions		3.2		1.1	178.5
Commissions for technological services (MSI)		—		12.0	393.6
Total commissions		64.0		34.8	84.1

Recovery of loan expenses		13.0		7.7	67.7
Other		6.3		5.0	26.2

Total	Ps.	83.4	Ps.	47.6	75.3

Banco Hipotecario S.A.’s income from services increased to Ps. 83.4 million for the period ended June 30, 2007 from Ps 47.6 million in the same period of 2006, as a result of higher commissions derived from credit cards, origination of mortgage loans and new consumer products. This higher income was attributable not only to the greater number of credit cards, but also to the greater average purchases made with such cards recorded during the period.

Other Expenses on Services

The following table includes the principal components of its other expenses on services for the periods ended June 30, 2007 and 2006:

	Periods ended June 30,				% Change
	2007		2006		2007/2006
	(in millions of pesos, except for percentages)
Structuring and underwriting fees	Ps.	9.5	Ps.	9.2	3.8
Banking services		5.8		4.7	23.2
Commissions on third party originations		0.1		0.2	(36.4)
Collections		0.4		0.3	56.4
Commissions on Visa		38.1		9.9	284.7
Commissions on saving accounts		2.4		1.6	52.4
Commissions on scoring		6.6		2.0	231.6
Commissions paid to real estate agents		1.6		1.0	60.8
Total		64.7		28.9	124.0

Contributions and taxes on income from services		3.2		1.7	82.1

Total	Ps.	67.8	Ps.	30.6	121.6

Banco Hipotecario S.A.’s other expenses on services increased 121.6 % to Ps. 67.8 million for the period ended June 30, 2007 from Ps. 30.6 million in the period ended June 30, 2006. This increase was mainly to commissions recorded in other expenditures on services related to the VISA credit card and scoring, in connection with the higher number of credit cards managed.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2007 and 2006.

	Periods ended June 30,				% Change
	2007		2006		2007/2006
	(in millions of pesos, except for percentages)
Salaries and social security contributions	Ps.	111.4	Ps	84.4	31.9
Fees and external administrative services		55.3		24.6	125.1
Maintenance and repair		4.9		4.4	11.8
Advertising and publicity		20.9		15.7	33.3
Nonrecoverable VAT and other taxes		17.0		11.8	43.7
Electricity and communications		10.9		7.1	52.6
Depreciation of bank premises and equipment		6.7		7.1	(6.2)
Amortization of organizational expenses		3.0		2.9	4.5
Corporate personnel benefits		20.6		14.5	42.1
Other		20.2		12.6	59.5

Total	Ps.	270.8	Ps.	185.2	46.2

Administrative expenses for the period ended June 30, 2007 increased 46.2 % to Ps. 270.8 million from Ps. 185.2 million for the period ended June 30, 2006. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina, higher advertising expenses related to the launch of its new products and an increase in other fees related to the actions adopted by Banco Hipotecario in developing its retail banking business.

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2007 and 2006.

	Periods ended June 30,				% Change
	2007		2006		2007/2006
	(in millions of pesos as, except for percentages)
Penalty interest	Ps.	6.4		5.9	8.9
Loan loss recoveries		207.2		87.2	135.9
Capitalization of presumed income tax		—		24.6	NM
Reversal of reserve for loan losses		—		10.2	NM
Reversal of provision for contingencies		13.5		25.4	(46.7)
Other		4.6		19.7	(76.4)

Total	Ps.	231.8	Ps.	173.7	33.5

Banco Hipotecario S.A.’s miscellaneous income increased 33.5 % to Ps. 231.8 million for the period ended June 30, 2007 from Ps.173.7 million for the year ended June 30, 2006 primarily as a result of a reversal of reserve for loan losses of the restructured loans and for the result of the two sales of a portion of non performing portfolio recorded in memorandum accounts for approximately Ps. 120 million,.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2007 and 2006:

	Periods ended June 30,				% Change
	2007		2006		2007/2006
	(in millions of pesos, except for percentages)
Provision for lawsuit contingencies	Ps.	14.6	Ps.	—	NM
Provision for miscellaneous receivables and others		—		—	NM
Provision StAR granted creditors under guaranteed debt		35.1		—	NM
Provision SAR		39.4		—	NM
Provision for insurance contingences		3.0		1.5	98.4
Provision for administrative organization		34.9		10.8	223.1
Bogar and Guarantee loans adjustment		—		20.8	NM
Other taxes		9.1		7.7	17.2
Contingency related to the sale of non-performing mortgage portfolio		8.0		—	NM
Other		6.3		8.4	(25.0)

Total	Ps.	150.4	Ps.	49.2	205.8

Banco Hipotecario S.A.’s miscellaneous expenses increased 205.8 % to Ps. 150.4 million for the period ended June 30, 2007 from Ps. 49.2 million for 2006 primarily as a result of:

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

This effect was partially offset by an extraordinaire adjust on changes in the valuation of public sector assets given as collateral for central Bank borrowings (BOGAR and Secured loans).

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

At June 30, 2008 and June 30, 2007 its total foreign currency-denominated liabilities were Ps. 5,068 million and 4.850 million, respectively, all of which were US dollar-and Euro-denominated obligations. At June 30, 2008, its US dollar-denominated assets (including BODEN) were Ps. 3,197 million, and its Euro-denominated assets were Ps. 1,131 million, while its US dollar-denominated liabilities were Ps.4,129 million, and its Euro-denominated liabilities were Ps.938 million.

Liquidity

Its general Banco Hipotecario’s policy has been to maintain adequate liquidity to meet its operational needs and financial obligations. At June 30, 2008, its liquid assets consisted of:

•	Ps.248.8 million of cash and receivables from banks;

•	Ps.111.8 million of Argentine government debt classified as held for trading, and

•	Ps.516.7 million of Argentine Central Bank Bills.

At June 30, 2007, its liquid assets consisted of:

•	Ps.206.1 million of cash and receivables from banks;

•	Ps.167.1 million of Argentine government debt classified as held for trading; and

•	Ps. 525.5 million of Argentine Central Bank Bills.

Cash Flows from Operating Activities. The changes in cash flows from operating activities were principally due to the change in:

•	Provision for losses on loans and for contingencies and miscellaneous receivables, net of reversals,

•	Net (gain) loss on government securities,

•	Net indexing of loans, deposits and other debt, and

•	Net change in other assets and liabilities.

Cash Flows from Investing Activities. The changes in cash flow from investing activities were due to subscription of Argentine Government Hedge BODENs.

Cash Flows from Financing Activities. The changes in cash flows from financing activities were principally due to the issuance of notes Series IV partially offset by payments on Central Bank debt, Bonds, Notes and Long Term debts, as a result of the changes from its restructuring of its financial debt in 2004 and 2003.

Funding

Historically, Banco Hipotecario S.A. financed its lending operations mainly through:

•	the issuance of fixed and floating rate securities in the international capital markets,

•	other financing arrangements with international and domestic financial institutions,

•	securitizations of mortgage loans,

•	cash flow from existing loans,

•	deposits, and

•	Central Bank long term loans.

At June 30, 2008 and 2007, Banco Hipotecario S.A. had four principal funding sources: bonds, Central Bank, other liabilities from financial institutions, and deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	At June 30,				% Change
	2008		2007		2008/2007
Bonds (1)	Ps.	3,210.2	Ps.	3587.2	(10.5)
Borrowings from Central Bank		239.1		218.0	9.7
Borrowings from banks and international entities		61.1		231.7	(73.6)
Deposits		1908.9		864.5	120.8

Total	Ps.	5,419.3	Ps.	4,901.4	10.6

(1)	Excludes accrued interest.

Bonds

The principal amounts of the different series of notes that Banco Hipotecario S.A. has issued and are outstanding are as follows:

	Outstanding principal amount at June 30, 2008		Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)				(%)
Bonds issued prior to restructuring(1)	Ps.	55.3
GMTN (US$1,200,000,000)
Notes Issued in Restructuring:
Guaranteed bonds (US$107,941,000)		—	Sep. 15, 2003	Aug. 3, 2010	Libor + 2.5
Long term bonds (US$449,880,000)		478.1	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Long term bonds (Euro 278,367,000)		895.8	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Series 4-9.75% Notes due 2010 (US$150,000,000)		635.1	Nov. 16, 2005	Nov. 16, 2010	9.75
Series 5 (US$250.000 miles)		756.1	Abr. 27, 2006	Abr. 27, 2016	9.75
Series 6		406.9	June, 27, 2007	June, 21, 2010	11.25
Total	Ps.	3,227.3

(1)	Banco Hipotecario S.A. has 10 series of bonds issued prior to the restructuring that have outstanding amounts that were not tendered in the restructuring process consummated in January 2004.

During January, 2008, out of court settlements were reached with holders of negotiable obligations that were in default and had not accepted Banco Hipotecario’s exchange offer in January 2004. The current settlements reached a face value of US$ 290 thousand.

On January 29, 2008, Banco Hipotecario launched an offer to purchase in cash up to US$ 56,000 of the total Negotiable Obligations in US dollars due in 2013 and the equivalent to a principal amount of up to US$ 56,000 in Euro-denominated negotiable obligations due in 2013. The purchase offer expired on February 27, 2008. As a result of the transaction, securities were bought back for US$ 16,536 and US$ 44,517 for the series in US dollars and Euros, respectively.

Borrowings from Banks and International Entities

We incurred the following indebtedness, which have been fully paid with the proceeds obtained from other financings:

•	Banco Hipotecario S.A. obtained Interbank loans in pesos in an aggregate principal amount of Ps.18.7 million.

•	Banco Hipotecario S.A. obtained a loan from Warehousing Credit Line Agreement with IFC in an aggregate principal amount of Ps. 42.4 million.

Borrowings from the Central Bank

On November 11 and December 1, 2004, Banco Hipotecario S.A. pre-paid the financial assistance loans granted by the Central Bank in amounts totaling Ps.10.0 million and Ps.30.0 million, respectively, in order to settle in advance restructured foreign debt. On January 20, 2005 and February 25, 2005, Banco Hipotecario S.A. took part in the tender offer established by the Central Bank in accordance with the guidelines of Communications “A” 4268 and 4282, the amount of Ps.63.8 million and Ps.16.9 million, respectively, having been accepted in settlement of the previously refinanced debt. On May 3, 2005 Banco Hipotecario S.A. fully prepaid all outstanding balances due on this indebtedness of approximately Ps.233.5 million. As of June 30, 2008, Banco Hipotecario S.A. recorded in its financial statements borrowings from the Central Bank totaling Ps.239.1 million, respectively, in respect to advances Banco Hipotecario S.A. expects to incur in the future for its right to subscribe additional BODEN.

Loan Securitization Program

Banco Hipotecario has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage and consumer loans of the loan portfolio to different financial institutions as trustee. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans ceded by Banco Hipotecario.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

As of June 30, 2008 Banco Hipotecario recorded Ps 70.4 million in respect of mortgage loans and Ps 9.9 million in respect of accrued interest and adjustment from application of the CER receivable.

In 2004, Banco Hipotecario created a Global Trust Program “Cedulas Hipotecarias Argentinas” Under this program eight series of Argentine Mortgage Bonds Financial Funds (CHA) were created for the face value of Ps 50.0 million, Ps. 49.9 million, Ps 62.5 million, Ps 64.6 million, Ps 65.0 million, Ps. 69.1 million, Ps 71.4 million and Ps 74.5 million corresponding to Series I, II, III, IV, V, VI, VII and VIII respectively.

Under BACS’s Global Trust Securities Program dated April 3, 2008, Series I of the Cédulas Personales Financial Trust was issued for an amount of Ps. 59.4 million.

Deposits

Banco Hipotecario S.A. did not rely historically on deposits as a principal source of funding. Banco Hipotecario S.A. engaged in limited deposit taking activities. Its other deposits consist of checking accounts maintained by different provincial housing funds and agencies representing Argentine government contributions from the collection of federal taxes which have been set aside for use by the provinces for special purposes and transferred to these accounts.

In December 2001 Banco Hipotecario S.A. received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with the approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2008 and 2007 its total deposits consisted of the following:

	At June 30,		At June 30,		%Change
	2008		2007		2008/2007
Checking accounts	Ps.	40.3	Ps.	39.3		2.5
Saving accounts		178.1		183.9		(3.2)
Time deposits		1657.3		613.4		170.2
Other deposits accounts		32.4		27.9		16.0
Accrued interest payable		18.2		4.1		349.0
Total	Ps.	1926.3	Ps.	868.6	Ps,	121.8

Its current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop its financing activities.

Contractual Obligations

In connection with our operating activities, we enter into certain contractual obligations. The following table shows the principal amounts plus accrued interests of our contractual obligations and their contractual interest rates as of June 30, 2008:

	Maturity	Annual Interest Rate	Total PS.	Past Due	Less than 1 year	1 to 3 Years	3 to 5 Years	Over 5 Years
Bonds
Defaulted bonds US$ (1)			56.6	56.6	—	—	—	—
Defaulted bonds EURO (1)			36.1	36.1	—	—	—	—
Serie 4	Nov-2010	9,75%	637.8	—	7.7	630.1	—	—
Serie 5	Apr-2016	9,75%	758.3	—	13.1	—	—	745.2
Serie 6	Jun-2010	11,25%	407.0	—	1.3	405.7	—	—
Long term bond US$	Dec-2013	3% - 6%	480.5	—	2.4	239.0	239.1	—
Long term bond EURO	Dec-2013	3% - 6%	900.1	—	4.3	447.7	448.1	—
Loans
Repurchase Agreement, Deutsche Bank	Jul-2008	Libor 180d + 1,10%	41.9	—	41.9	—	—	—
Repurchase Agreement, Credit Suisse	Jul-2008	Libor 180d + 1,1%	17.3	—	17.3	—	—	—
Repurchase Agreement, Credit Suisse	Jul-2008	Libor 180d + 1,1%	7.6	—	7.6	—	—	—
Repurchase Agreement, Credit Suisse	Jul-2008	Libor 180d + 1,1%	66.3	—	66.3	—	—	—
Repurchase Agreement, Merrill Lynch	May-2010	Libor 180d + 0.55%	64.8	—	—	64.8	—	—
Repurchase Agreement, Barclays	May-2010	Libor 180d + 0.49%	64.8	—	—	64.8	—	—
Agreement Barclays	May 2010	3.9150%	29.4	—	—	29.4	—	—
Repurchase Agreement DEPFA Bank	Dec 2009	3.0413%	129.8	—	—	129.8	—	—
Repurchase Agreement Barclays	Dec 2009	6.3288%	194.2	—	—	194.2	—	—
Repurchase Agreement DEPFA Bank	May 2009	3.7156%	47.1	—	47.1	—	—	—
Repurchase Agreement Deutsche Bank	Aug 2009	3.9988%	176.0	—	—	176.0	—	—
Repurchase Agreement DEPFA Bank	Aug 2009	3.6300%	63.5	—	—	63.5	—	—
Repurchase Agreement Macquire Bank	Aug 2009	4.0156%	33.4	—	—	33.4	—	—
Argentine Central Bank
Acquisition of the Hedge Bond	Aug-2012	CER + 2%	239.1	—	—	—	239.1
TOTAL			4,451.6	92.7	209.0	2,478.4	926.3	745.2

(1)	Includes debtors who did not accept the restructuring process

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	cash generated by operations;

•	cash generated by the issuance of debt securities;

•	cash from borrowings and financings arrangements; and

•	cash proceeds from the sale of real estate.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	capital expenditures for property, plant and equipment;

•	interest payments and repayments of short-term and long-term debt;

•	acquisition of shares in companies;

•	payments of dividends; and

•	acquisitions or purchases of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2008, we had a working capital of Ps.151.6 million and cash equivalents totaling Ps.389.0 million, a decrease of 45.1% from the Ps.708.5 million of cash and cash equivalents held as of June 30, 2007.

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

The current credit market turmoil may affect our ability to obtain additional capital; however, as of the date of this annual report, we have been able to complete some transactions and do not believe this may severely impact the execution of our business plan. If market conditions continue to deteriorate, we may have the ability to delay the funding of certain new development outlays. Also, we may need to raise additional funds in order to support more rapid expansion, develop or acquire new properties, respond to competitive pressures, or take advantage of unanticipated opportunities.

We believe our working capital (calculated by subtracting current liabilities from current assets) and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or selective assets sales. For more information about liquidity please see “Risk Factors” section.

Cash Flow Information

Operating Activities

2008 Fiscal Year. Our operating activities resulted in net cash inflows of Ps.319.9 million for fiscal year 2008, primarily as a result of operating gains of Ps.368.7 million, a decrease in inventories of Ps. 129.7 million and an increase in trade accounts payable of Ps.40.8 million. These were partially offset by an increase in accounts receivable, net of Ps.121.1 million, an increase in other receivables and prepaid expenses, net of Ps.51.1 million, a decrease in customer advances, salaries and social security payable and taxes payable of Ps.30.4 million and an increase in current investments of Ps.22.7 million.

2007 Fiscal Year. Our operating activities resulted in net cash inflows of Ps.163.1 million for fiscal year 2007 primarily as a result of operating gains of Ps.276.0 million, an increase in trade accounts payable of Ps.65.1 million, a decrease in inventories of Ps.29.0 million, and an increase in accrued interest of Ps.21.5 million partially offset by an increase in accounts receivables, net of Ps.79.7 million, and increase in other receivables and prepaid expenses, net of Ps.79.6 million, an increase in non-current investments of Ps.35.6 million and an increase in current investments of Ps.29.8 million.

2006 Fiscal Year. Our operating activities resulted in net cash inflows of Ps.194.7 million for fiscal year 2006 primarily as a result of operating gains of Ps.218.5 million, an increase in trade accounts payable of Ps.56.0 million, a decrease in inventories of Ps.25.1 million, an increase in accrued interest of Ps.14.0 million and a decrease in current investments of Ps.10.3 million partially offset by an increase in account receivable, net of Ps.80.3 million, a decrease in customer advances, salaries and social security payable and taxes payable of Ps.28.4 million and an increase in non-current investments of Ps.26.4 million.

Investment Activities

2008 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.788.6 million for fiscal year 2008, of which Ps.419.0 million were related to the acquisition of business and assets, mainly to the purchase of two buildings (including their in place leases) known as “Edificio República” and “Torre Bank Boston” for Ps.228.3 million and Ps.173.9 million, respectively. We also made investments in fixed assets of Ps. 332.5 million of which, Ps.257.7 million were invested through Alto Palermo primarily in the partial construction of the Panamerican Mall for Ps.114.4 million, improvements of shopping centers for Ps.50.0 million, in the initial payment for the transfer of Soleil Factory shopping center for Ps.25.6 million, and Ps.40.0 million in the Hotel segment of which Ps. 30.7 million were invested in Hotel Llao Llao. We also invested Ps. 23.1 million relating to Patio Olmos Building and Ps. 16.1 were related to advance payment for a plot of land located at Beruti 3571. We also invested Ps.17.2 million in undeveloped parcels of land.

2007 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.510.8 million for fiscal year 2007, primarily as a result of investments in fixed assets of Ps.410.1 million due to (i) the acquisition of Bouchard 551 for Ps.243.2 million, (ii) Ps.96.4 million thorough Alto Palermo primarily for improvements made in shopping centers (iii) improvements in the Hotel Operations segment for Ps.57.1 million, principally in Llao Llao for Ps.49.4 million, and as a result of a decrease in minority interest of Ps.41.0 million principally due to the increase in our ownership in Palermo Invest and in Alto Palermo for Ps.27.5 million and Ps.7.2 million, respectively.

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

Financing Activities

2008 Fiscal Year. Our financing activities resulted in net cash inflows of Ps.149.1 million. Our net cash provided by financing activities for fiscal year 2008 was primarily related to (i) an increase in short-term and long-term debt of Ps.183.5 million, mainly due to the takeover of the Macro bank loan for the acquisition of Edificio República, (ii) our issuance of common shares as a result of the exercise of warrants for Ps.163.4 million, (iii) a capital contribution by minority owners in related parties of Ps.32.5 million. This was partially offset by (i) the repurchase of debt of Ps.138.6 million (ii) the payment of dividends by subsidiaries to minority shareholders of Ps.24.3 million, and (iii) the partial repayment of Ps.18.4 million of a mortgage obligation.

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

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2008:

Maturity Schedule
	Currency	Less than 1 year(1)	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total(2)	Average annual interest rate
	(in millions of Pesos)(3)%							%
Bank and other debt
Bank loans	Ps. / US$	139.8	32.9	20.3	20.3	20.3	233.6
Hoteles Argentinos secured loan	US$	1.9	16.1	—	—	—	18.0	9.7
Alto Palermo 10% convertible notes due 2014	US$	2.1	—	—	—	46.9	49.0	10.0
Alto Palermo 11% Series II notes(4)	Ps.	0.2	43.5	43.8	44.0	16.7	148.1	11.0
Alto Palermo 7.875% Series I notes due 2017(4)	US$	3.5	-0.5	-0.5	-0.5	360.4	362.4	7.9
IRSA 8.5% notes due 2017(4)	US$	15.1	-0.9	-0.9	-0.9	449.7	462.1	8.5
Debt related to purchase of subsidiaries	US$	24.6	9.1	—	—	—	33.7
Debt related to purchase of subsidiaries	Ps.	0.1	—	—	—	—	0.1

Total bank and other debt		187.3	100.2	62.7	62.9	894	1,307.0

Mortgages payable
Mortgage payable Terrenos Bariloche	US$	2.9	1.5	—	—	—	4.5	7.0

Total mortgages payable		2.9	1.5	0	0	0	4.5

Total debt		190.2	101.7	62.7	62.9	894	1,311.4

(1)	Includes accrued interest.

(2)	Figures may not sum due to rounding.

(3)	Exchange rate as of June 30, 2008: US$1.00 = Ps.3.025.

(4)	Includes issuance expenses (under Argentine GAAP expenses incurred in connection with the issuance of debt are classified as short-term or long-term debts, as appropriate).

Prepayment of our Outstanding Indebtedness

On October 21, 2007, we notified the holders of our secured notes due November 2009 and the creditors under our US$51 million syndicated bank loan agreement dated November 21, 2002 of our intention to redeem all outstanding notes and repay such loans in full, plus interest accrued until the redemption and repayment date, as applicable. On October 29, 2007, we prepaid US$ 24.3 million of principal and US$0.3 million of interest accrued on the notes, and US$14.9 million of principal and US$0.2 million of interest accrued on the loans.

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

In addition, we entered into a credit default swap agreement with Credit Suisse International which, among other provisions, secures the payment of Hoteles Argentinos’ indebtedness and provides that in the event of default we should acquire the loan. Simultaneously with the amendment to Hoteles Argentinos’ loan agreement, we amended the credit default swap agreement with Credit Suisse International. Thus, we would only assume 80.0% of Hoteles Argentinos’ indebtedness in the event of default. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder of Hoteles Argentinos, which has also been instrumented through a credit default swap agreement. To secure performance of our obligations under the agreement with Credit Suisse International, we made an escrow deposit of US$1.2 million.

The loan agreement of Hoteles Argentinos provides that it may not declare or pay any dividends or make any distribution on capital stock, or purchase, redeem, retire, defease or otherwise acquire any of its own shares, or make any distribution of assets, capital stock, warrants, rights, options, obligations or securities to shareholders, except in an amount not to exceed the lesser of (x) Hoteles Argentinos’ excess cash flow for the preceding fiscal year, or (y) the consolidated retained earnings and consolidated profits earned; and then only if, after giving pro forma effect to such action, no default or event of default would occur as a consequence thereof.

On March 15, 2008 we repaid an installment of principal of US$ 0.2 million.

Alto Palermo 10% convertible notes due 2014

On August 20, 2002, Alto Palermo issued US$ 50.0 million unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. These convertible notes mature on July 19, 2014, according to the maturity date extension approved at the meeting of holders of such convertible notes on May 2, 2006. The convertible notes accrue interest (payable semi-annually) at a 10.0% fixed annual interest rate and are convertible at any time at the holder’s option into shares of common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) 30.8642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. As of June 30, 2008, as a result of the conversions made, the aggregate outstanding amount of Alto Palermo’s convertible notes was US$47.2 million. If all the noteholders exercise their conversion rights, Alto Palermo’s common shares would increase from 782.0 million (Ps. 224.0 million par value) to 2,239.7 million (Ps. 224.0 million par value). As of June 30, 2008, we hold US$31.7 million of Alto Palermo’s convertible notes.

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

From the date of issuance through June 30, 2007, the holders of our convertible notes exercised their conversion rights for a total of 81.1 million units with a face value of US$1.0 each, issuing 148.8 million common shares with a face value of Ps. 1.0 each. In addition, from the date of issuance through June 30, 2007, the warrants issued by us were exercised for a total amount of US$56.8 million, and 104.2 million shares were issued in exchange thereof. We received funds aggregating US$68.1 million. As of September 30, 2007 the outstanding amount of convertible notes and warrants amounted to 0.9 million and 14.0 million respectively, and the amount of outstanding shares was 551,779,869.

The exercise period of the outstanding warrants and the conversion period of the convertible notes, issued on November 21, 2002, expired on November 14, 2007. During the exercise and conversion periods, the holders of warrants and convertible notes exercised a total of 99,896,806 warrants and converted a total of 99,942,343 convertible notes, increasing our capital stock to 578,676,460 common shares. As of December 31, 2007, there were no warrants or convertible notes remaining.

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

These notes also contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 4.0 to 1; or

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due 2017, or (b) issuance and sale subsequent to the issuance of our notes due 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock.

Debt for the acquisition of Edificio República

On April 28, 2008 we executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent us US$33.6 million which we applied to the repayment of the outstanding balance relating to the acquisition of Edificio República for a total term of 5 years. The principal must be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12%. Interest must be repaid in semi-annual installments, maturing on April and October 28, of each year. The “Edificio República” has been mortgaged as security for the amount of the loan.

Capital Expenditures

Five months period-Fiscal Year 2009. For the five months of fiscal year 2009 we invested Ps. 116.9 million in capital expenditures of which mainly (i) Ps. 70.9 million were related to the construction of Panamerican Mall; (ii) Ps. 19.4 million in improvements in Dique IV, (iii) Ps. 10.2 million were related to the improvements of our shopping center properties and (iv) Ps. 7.4 million in the Hotel segment, of which Ps. 4.2 million were invested in Sheraton Libertador Hotel. Regarding the capital expenditures for the rest of fiscal year 2009, they could vary according to the potential events described in our risk factors section.

2008 Fiscal Year. For the fiscal year ended June 30, 2008, we invested Ps.768.7 million of which Ps.419.0 million were related to the acquisition of business and assets, mainly the purchase of two buildings (including their in place leases) known as “Edificio República” and “Torre Bank Boston” for Ps.228.3 million and Ps.173.9 million, respectively. We also made investments in fixed assets of Ps. 332.5 million of which, Ps.257.7 million were invested million through Alto Palermo primarily in the partial construction of the Panamerican Mall for Ps.114.4 million, improvements of shopping centers for Ps.50.0 million, in the initial payment for the transfer of Soleil Factory shopping center for Ps.25.6 million, and Ps.40.0 million in the Hotel segment of which Ps. 30.7 million were invested in Hotel Llao Llao. We also invested Ps. 23.1 million relating to Patio Olmos Building and Ps. 16.1 were related to advance payment for a plot of land located at Beruti 3571. We also invested Ps.17.2 million in undeveloped parcels of land.

2007 Fiscal Year. For the fiscal year ended June 30, 2007, we invested Ps.419.4 million of which Ps.410.1 million, were related to the acquisition of Bouchard 551 for Ps.243.2 million, Ps.96.4 million through Alto Palermo primarily for the improvement of shopping centers and Ps.57.1 million in the Hotel segment, of which Ps.49.4 million were invested in Hotel Llao Llao. We also invested Ps.9.3 million in undeveloped parcels of land.

2006 Fiscal Year. For the fiscal year ended June 30, 2006, we invested Ps.116.2 million of which Ps.54.1 million were related to our shopping centers totaling Ps.33.6 million, and in the Hotel segment of Ps.20.1 million.

We believe that our two principal developments projects, the construction of Panamerican Mall through our subsidiary Alto Palermo and our residential project Horizons through CYRSA, will be finished in the first half of 2009 and in early 2011, respectively. However, in view of the current market conditions, construction might suffer some delays. In addition, during the construction period we may need additional financing, which will be dependent the prevailing market conditions at the moment we need the funds.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the impact of certain U.S. GAAP adjustments on equity investees;

•	the accounting for marketable securities;

•	the application of different useful lives for depreciation purposes;

•	the deferral of certain preoperating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the accounting for a mortgage payable with no stated interest;

•	the accounting for securitization programs;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the present-value accounting;

•	the restoration of previously recognized impairment losses accounting;

•	the accounting for convertible notes;

•	the accounting for troubled debt restructuring;

•	the accounting for real estate barter transactions;

•	the accounting for the appraisal revaluation of fixed assets;

•	the revenue recognition of deferred brokerage commissions over the term of the respective leases;

•	the escalation rental revenue under straight-line method over the term of the leases;

•	the deferral of certain revenues from life and disability insurance and origination fees;

•	the amortization of fees related to the Senior Notes;

•	the accounting for software obtained for internal use;

•	the accounting for increasing rate debt;

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

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 28 to our audited consolidated financial statements included elsewhere in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2006, 2007 and 2008 was approximately Ps. 96.6 million, Ps.107.1 million and Ps. 54.9 million, respectively, compared to approximately Ps. 89.9 million, Ps.103.2 million and Ps.122.1 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2007 and 2008, was Ps.1,646.7 million and Ps.1,924.2 million, respectively, compared to Ps.1,358.7 million and Ps.1,640.9 million, respectively, under U.S. GAAP.

C. Research and Development, Patents and Licenses, etc.

We do not have any research, development, patents or licenses that are material for the conduct of our business.

D. Trend Information

We believe the deteriorating international economic conditions may lead to reduced liquidity in the global economy, which in turn may lower global economic growth. This may have a negative impact on the level of economic activity in Argentina and hence on the level of financing of the public budget and foreign trade balances which during the past years have been showing signs of strength. Within this context, we believe our business lines are well positioned to face a scenario of reduced economic growth thanks to our levels of cash flow generation and long term debt maturity profiles.

According to official data for September 2008, the Monthly Estimate of Economic Activities (Estimador Mensual de la Actividad Económica, EMAE) pointed to 7.4% growth compared to the first nine months of the year 2007. Therefore, although some signs of a slow-down in economic growth have started to be perceived, the data available as of the month of September 2008 showed the sixty-ninth consecutive month of economic expansion since December 2002. For more information see Item 3 “Risk Factors—Risk related to Argentina—There are concerns about the accuracy of Argentina’s official inflation statistics.”

Argentina’s public finances, fiscal accounts, foreign trade current account balances, and the reserves held by the Central Bank of Argentina (Banco Central de la República Argentina, BCRA) have performed well this year. During the first ten months of calendar year 2008, Argentina’s primary fiscal surplus showed a year-on-year 20.3% increase driven by high tax revenues. Argentina’s external accounts posted a US$ 11.362 million surplus in the first ten months of calendar 2008. As a result, the Central Bank strengthened its position in reserves and accumulated as of November 30, 2008 US$46,072 million, which allows the Central Bank to manage the increased volatility in the inflows and outflows of capital caused by the current environment in financial markets.

The construction industry continues to expand, though at a more moderate pace compared to previous periods. According to the data shown by the Summary Indicator of Construction Activities (Indicador Sintético de la Actividad de la Construcción, ISAC) prepared by the National Institute of Statistics and Censuses (Instituto Nacional de Estadísiticas y Censos, INDEC), for the first nine months of calendar 2008 this index has shown a 7.6% increase compared to the same period of the previous year. Compared to the same month of the previous year, during the month of September, the index has shown a positive 5.7% change without accounting for seasonality and a 9.4% change in the series that accounts for seasonality.

As regards the demand for homes in the residential real estate market, on one hand it may be influenced by the impact of a cooler economy and on the other hand, it may be pushed by the impact of local investors’ preference for channeling their savings to the real estate sector in times of volatility in financial markets. What seems to be more apparent, is that our market should not expect to see a crisis in sub-prime mortgage loans affecting the value of homes as has been the case in other economies basically because home mortgage loans in the Argentine market remain at hardly 2% of the country’s GDP.

According to the Argentine Chamber of Medium Sized Companies (Cámara Argentina de la Mediana Empresa, CAME) in October 2008 retail sales dropped by 14.3% compared to the same month of 2007 as a result of the uncertain global and local economic conditions. In contrast, our Shopping Center segment continued to perform favorably over the first quarter of fiscal year 2009 and showed a year-on-year increase in sales. We believe the leading position of our shopping centers and our strong cash flow generation compared to the long-term profile of our debt maturities put our business in a favorable position to face a more adverse economic context.

Regarding the consumer finance market, as a result of the current international financial scenario, a high volatility has been observed in interest rates and increasing loan delinquencies have materially and adversely affected the performance and financing of consumer finance companies including Tarshop. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have resulted in less favorable general economic and business prospects for Tarshop S.A. In this sense, we will continue to seek stabilization of Tarshop’s operating performance towards reversing its operating losses and consolidating its position in the industry.

The Office Rental market in Buenos Aires: up to now, the local market had benefited from the absence of available office space which in turn led to a stepwise increase in prices. In our premium locations, rentals had even largely exceeded the amounts charged in Argentina in the years when the Convertibility Law was in force. Recently, certain caution has been noticed among lessees regarding the decision to lease larger areas. However, this circumstance has not yet had an impact on prices or available space. According to Richard Ellis, the rental prices for AAA class offices in the areas of Plaza San Martín, Catalinas and Plaza Roma are on average above US$35/square meter/month, and the rentals charged in the Plaza Roma area have reached approximately US$40/square meter/month.

The Hotel market, and particularly the five-star hotel sector, has been favored over the past five years by the increase in the number of tourists with high purchasing power and by a nominal exchange rate that has favored industry competitiveness. According to official sources, the receptive tourism between January and September 2008 rose by 3.7% compared to the same period in 2007.

Regarding the financial market, as a result of the current international and local scenario, stock markets reflected significant drops in the prices of government and corporate securities, liquidity restrictions, as well as an increase in interest rates, country risk and exchange rates. In addition, the market is showing a deceleration in private consumption, restriction in loans originations and increasing loan delinquencies. This situation could affect adversely the performance of financial system including Banco Hipotecario.

Nevertheless, the local market should not expect to see a crisis in sub-prime mortgage loan affecting the value of properties as has been the case of other economies. At the date of issuance of this document, the situation is still ongoing and the market’s future is still uncertain. Banco Hipotecario’s management is permanently evaluating and monitoring the effects derived from the above situation in order to implement the necessary measures to mitigate its effect.

At the date of issuance of this document, the situation is still ongoing and the market’s future is still uncertain. Banco Hipotecario’s management is permanently evaluating and monitoring the effects derived from the above situation in order to implement the necessary measures to mitigate its effect.

We believe our business segments continue to show a strong position in the current macroeconomic conditions, and that given our healthy cash flows and our long-term financing, we will be capable of sustaining our leading market position.

Development and sale of properties

In our fiscal year ended June 30, 2008, revenues from our Sales and Development segment were Ps.196.8 million, compared to Ps. 75.8 million in fiscal year 2007.

Apartment Projects Under Development

Torre Caballito, City of Buenos Aires. This undeveloped 2.1 hectare property is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which we sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo”. Koad has agreed to develop a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. The total area of this apartment complex that will be for sale is estimated to be approximately 28,000 square meters. On August 2009, we will be entitled to ownership of 26.7% of the total square meters and 25% of the parking lots of the entire complex, representing 118 apartments and 55 parking lots located in Tower 1. As a result of an incentive scheme agreed to with Koad, the number of square meters we will receive could vary according to the project’s date of completion. As a result of this transaction, Koad granted to us a first lien mortgage on the property to secure up to US$7.4 million of its obligations to us and posted a surety bond in our favor supporting an additional US$2.0 million of Koad’s obligations to us.

Torres Renoir, Dock III. In September 2004, we and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a barter contract whereby we delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, housing units, parking lots and parking spaces, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8.0 million. As a security for the transaction, DYPSA set up a first degree mortgage for US$ 8.0 million in our favor. During the fiscal year ended June 30, 2008 DYPSA transferred us the possession of all of the individual storage spaces and parking lots totaling US$ 0.5 million. We signed preliminary sales agreements for certain units to be received which where valued at their net realizable value. The increase for this method of valuation amounted to Ps. 21.0 million; of which Ps. 2.6 million and Ps. 18.4 million were recorded as of June 30, 2008 and 2007, respectively.

In June 2006, we signed a barter contract with DYPSA whereby we delivered DYPSA plot 1e) of Dique III in exchange for receiving, within a maximum term of 36 months, house units, parking and storages spaces representing in the aggregate 31.50% of the square meters built in the building to be constructed by DYPSA. The value of the transaction amounts to US$ 13.5 million. In November 2007, we and DYPSA resolved the substitution of the mentioned barter exchange for a payment of US$ 18.3 million, which was fully collected as of June 30, 2008. The gain on the substitution was Ps. 14.8 million.

Vicente López, Olivos, Provincia de Buenos Aires. On January 16, 2007, we acquired the total shares of Rummaala S.A. (“Rummaala”), the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever occurs last. As security for compliance with the construction of the building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the above mentioned transaction, Rummaala acquired a plot of land adjacent to its own property for a total consideration of US$15.00 million, payable as follows: (i) US$0.50 million in cash; (ii) by delivering certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) by delivering certain units of the building to be constructed in the land acquired for a total consideration of US$13.25 million, within a 40-month term starting from the approval date of the plans by the related authorities or when the facilities be vacated, whichever occurs last. As security for compliance with the construction of the building and transfer of the units, the property located at Suipacha 652 was mortgaged.

In April 2007, we constituted CYRSA S.A. in order to develop high-end residential units in Argentina. To that end, we contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares that we contributed).

We also entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in Argentina through CYRSA S.A., which will operate under the name of IRSA—CYRELA.

Cyrsa is presently developing this plot of land. As of June 30, 2008 we had executed preliminary sales agreements representing 96% of the units to be sold.

The sale prices set forth in these preliminary sales contracts consist of a fixed part and a variable part to be determined in line with future construction expenses.

The client can choose from these purchase plans:

•	The price determined will be paid on installments and be fully paid atto the time of transfer / signature of deeds.

•	Partial payment in installments payable up to the time of transfer / signatures of deeds and, the remaining balance is financed for 90 months, with the units mortgaged in our favor as guarantees.

We are committed to transfer the functional units by February 2011.

Torres Rosario Project, City of Rosario, Province of Santa Fe. IRSA’s subsidiary Alto Palermo owns a plot of land of approximately 42,620 square meters (without parcel 7 already permuted) in the city of Rosario, near the Alto Rosario Shopping Center. On October 11, 2007, we entered into a barter agreement with Condominios del Alto S.A. pursuant to which our subsidiary Alto Palermo S.A. bartered a fraction of parcel 2-g representing a total of 7,901.30 square meters for the construction of a residential complex. As consideration for this parcel, Condominios de Alto S.A. will deliver fifteen housing units, with a total constructed surface area of 1,504.45 square meters and fifteen parking spaces. In addition, APSA granted to Condominios an option to purchase through barter parcel 2-h.

Terreno Caballito, CYRSA. In June 2008 we entered into a barter agreement with CYRSA (the 50-50 joint venture with Cyrela) in which we bartered a 9,784 square meter property in the Caballito neighborhood in the city of Buenos Aires.

CYRSA agreed to develop a residential project comprised of a first stage of two towers and a third tower to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to transfer to IRSA certain home units in the buildings to be built which will represent 25% of the area constructed. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$ 12.6 million. If CYRSA does not construct the third building by June 2010, then IRSA will receive the functional units and have the right to construct the third building in the future.

Completed Apartment Projects

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This building covers 6,400 square meters of surface area of which 3,633 belong to us, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views of the river. This development was partially financed through the advance sale of its apartments. As of June 30, 2008, the project was completed and 100% of the units had been sold.

Barrio Chico, City of Buenos Aires. In March 2003 we purchased a plot of land on San Martin de Tours Street in the district of Barrio Parque, an exclusive residential zone in the City of Buenos Aires. At the time the sales contract was signed, US$0.08 million were prepaid. In June 2003 at the time the deed of title was transferred, US$0.23 million were paid. At that time, the property was mortgaged to Providence for US$0.75 million, to guarantee 25% of the housing units we were obligated to deliver upon the building’s completion. We financed the construction of this luxury residential complex designed for high-income customers with its own working capital. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. As of June 30, 2008 the project was completed and only 2 units and 8 parking spaces remain to be sold.

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

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 km north from downtown Buenos Aires, we are developing a 99.8 hectare gated residential complex known as “El Encuentro”, which will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$3.98 million to Inversora Bolívar, of which US$0.98 million were paid and the balance of US$3.0 million will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed on December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar on real property amounting to US$3.0 million in guarantee of compliance with the operation. As of June 30, 2008, the neighborhood was equipped with all the utilities: power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc. However, the underground tunnel and the Bancalari-Benavidez road are still pending completion. In mid-fiscal year 2008, the preliminary marketing of the complex started.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina on the southwestern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2008, only one plot had not been sold.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth, As of June 30, 2008, our land reserves totaled 27 properties consisting of approximately 2,195 hectares (including Rosario, Terreno Beruti, Caballito and Coto C.I.C.S.A. (“Coto”) air space owned by Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa María, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. This is an urbanization project developed through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”). This project is currently expected to have residential complexes as well as offices, stores, hotels, sports, water areas, services areas with schools, supermarkets and parking lots.

As part of the project, we sold 10% of the capital stock of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million is payable on December 23, 2009.

Background

A rule passed by the Legislative Branch of the City of Buenos Aires in 1992 (Ordinance 45,665/92), provided general urban standards for the site, and call for a proposal to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - COPUA). In 1997 we acquired the site which the National Executive Branch had assigned to be the athlete residence of the Olympic Games (Olympic Village) in case Buenos Aires was chosen as host city to hold the Olympic Games (former Boca Juniors Football Club sports town). This property is currently owned by our subsidiary Solares de Santa María S.A. From that date forward, we have sought the approval of a mixed-use development project to be built on the site before the governmental authorities of the City of Buenos Aires.

Evolution of Approval Instances

In 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the City Treasurer’s Office, for approval.

In 2002, by Decree 405/02, the Government called for a public hearing to be held in June 2002, which was attended by professional and private entities and assessed by all competent agencies.

In July 2006, the COPUA made its recommendations about the project. On December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, that included the following:

•	The project met the Guidelines of the Environmental Urban Plan.

•	The project was included in the proposals for the strategic development of the City’s Southern Area.

•	A pedestrian lane was designed along the permiter of the entire site on the Río de la Plata bank.

•

Integration with the city was prioritized respecting the surrounding urban landscape, designing a waterfront along the Río de la Plata bank, and providing vehicular integration with the avenues surrounding the site.

•	We proposed the donation of 50% of the site to the City of Buenos Aires which is the maximum amount set forth in the Planning Code.

•	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

On March 29, 2007, COPUAM (formerly COPUA) passed the 145-COPUAM-07 REPORT which stated that it had no objections to the company’s proposal and requested that the General Attorney render a decision concerning the ruling proposed.

In May 2007, the Traffic Bureau requested a new traffic study for the area. This new study was carried out and the report and traffic simultarion were discussed with the authorities.

Prior to its execution, the Decree was approved by the Minister of Planning and Public Works, the Traffic and Transport Bureau, the General Attorney and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works. On November 9, 2007, 11 years after the dossier was opened and 15 years after the general ruling on the site was issued by the City Council, the Government chief of the City of Buenos Aires executed Decree No. 1584/07. On December 1, 2007 Decree No. 1584 was published in the City Official Gazette No. 2815. The assignment of space for public use and convenience is the maximum provided for in the Planning Code: 50% of the site will be donated for public use (357,975 sqm).

Notwithstanding this approval, several operational and legal issues remain in the implementation of this project. The Decree has been challenged by an appeal for legal protection (acción de amparo) and as a result, we cannot give you any assurances as to when we will be able to kick off this project.

As of October 30, 2008, our internal team completed the Urban Development project draft for Solares de Santa María. Feasibility studies have been filed with the service companies and we have held multiple informative meetings with several governmental agencies aimed at defining the development of the draft project.

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

Caballito, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, purchased by Alto Palermo in November, 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. The authorization of the government of the City of Buenos Aires for the development of a shopping center, an office building and a private hospital in this plot has not been granted yet, and we cannot give assurance that it will be granted.

Terreno Figueroa Alcorta. On December 22, 2005, our subsidiary Alto Palermo s sold the plot of land denominated Alcorta Plaza for a total price of US$7.7 million to RAGHSA S.A. The agreed terms and conditions of payment were determined in four installments of US$ 1.9 million and 7.5% annual interest on the balance. The four installments had been collected as of the fiscal year ended June 30, 2008.

Terreno Beruti. On June 24, 2008, Alto Palermo acquired a plot of land situated at Beruti 3351/3359, in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center “Shopping Alto Palermo”. The transaction involved a surface area of 3,238 square meters for a price of US$ 17.8 million. This is a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

Coto Air Space. Alto Palermo is the owners of an air space of about 19,755 m2 above Coto Hypermarket, close to its Abasto Shopping Center, in downtown Buenos Aires. Alto Palermo S.A and Coto Centro Integral de Comercialización S.A. (Coto) executed a public deed on September 24, 1997, whereby Alto Palermo acquired the rights to receive parking units and the rights to construct above the building located between Agüero, Lavalle, Guardia Vieja and Gallo Streets, in the Abasto neighborhood of Buenos Aires.

In July, 2008 Alto Palermo entered into a barter agreement with CYRSA pursuant to which Alto Palermo, subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for deminimis cash (US$ 0.9 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Land Reserves in the Province of Buenos Aires

Pereiraola, Hudson. Through Inversora Bolivar, we own a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130 hectare undeveloped property adjacent to our Abril community. We intend to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project, but we have already obtained the necessary municipal permits. The plot’s book value is estimated to be Ps.21.7 million as of June 30, 2008.

Pilar. Pilar is a 74 hectare undeveloped land reserve property located close to Pilar City, 55 kilometers northwest of the City of Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate or a financing plan. The plot’s book value is estimated to be Ps. 3.4 million as of June 30, 2008.

Luján. In May 2008, we entered into a preliminary purchase contract with Birafriends S.A. (an unrelated party) for the acquisition of a plot of land in Luján, Province of Buenos Aires, for a total purchase price of US$ 3.0 million we were granted the possession of the plot of land at the time of the signature of the preliminary purchase contract. IRSA paid US$ 1.2 million and the remaining balance will be paid at the time of the signing of the deed.

Other Undeveloped Parcels in the City and Province of Buenos Aires. Our land reserve portfolio also includes nine land reserve properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the outskirts of the City of Santa Fe called Isla Sirgadero.

Land Reserves in Other Provinces

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November, 2006 we participated in a public bidding process called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. The building contains a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex, legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we act as grantor. This contract establishes a monthly rent payment and increases of Ps.2,513 every 47 months. On September 25, 2007, Alto Palermo signed with the Government of the Province of Córdoba the title deed of the property where the Patio Olmos Shopping Center is currently operating and the concession agreement was also transferred. The agreed purchase price balance of Ps.22.7 million was paid. As of June 30, 2008, the concession is in its 196th month with a monthly payment of Ps.12,565.

Canteras Natal Crespo, Province of Córdoba. The initial guidelines for the development of this project are in process on the basis of the master plan of the Chilean architect firm URBE. Preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government of Córdoba.

This project consists of a mix of residential and commercial buildings and will be located in an attractive natural setting in the mountains of Córdoba. Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as its main activity the development of this project

Offices and other non-shopping center rental properties

We are engaged in the acquisition, development and management of offices and other non-shopping center rental properties in Argentina. As of June 30, 2008, we directly and indirectly, owned interests in 28 office and other rental properties in Argentina which comprised 260,866 square meters of gross leaseable area. Of these properties, 19 were office properties which comprised 163,724 square meters of gross leaseable area. For fiscal year 2008, we had revenues from office and non- shopping center rental properties of Ps.101.0 million.

All our office rental property in Argentina is located in the City Buenos Aires. All of these properties are rented to various different premium tenants. For the year ended June 30, 2008 the average occupancy rate for all IRSA’s properties in the Offices and other rental property segment was approximately 93.55%. Nine different tenants accounted for approximately 27.0% of IRSA’s total revenues for fiscal year 2008. IRSA’s seven main office rental tenants are: Grupo Total Austral, Apache Energía, Exxon Mobile Business Center, Sibille S.C. (KPMG), Microsoft Argentina S.A. and Unilever Argentina.

Consumer Financing

Revenues from our Consumer Financing segment increased 36.7% from Ps.213.0 million in fiscal year 2007 to Ps.291.0 million in fiscal year 2008. This was a result of the favorable macroeconomic conditions, the increase in general consumption levels, and the continuing expansion of our services, as reflected by (i) an increase in sales at stores and supermarkets, and (ii) an increase in the bills/statements of accounts issued.

However, the net income results of the segment were affected by an increased delinquency rate due to a lower real salary of the portfolio customers, coupled with a rise of financing and company infrastructure costs amidst the difficult global economic conditions. We believe that, despite the decrease in margins, it is still possible for us to improve the performance of this business segment so that Tarshop can maintain its position in the market.

Shopping centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo. As of June 30, 2008, Alto Palermo operated and owned majority interests in ten shopping centers, five of which are located in the City of Buenos Aires, one of which is located in the greater Buenos Aires metropolitan area and the remaining are located in the interior Argentine cities of Salta, Rosario, Mendoza and Córdoba.

At June 30, 2008, Alto Palermo’s shopping centers comprised a total of 232,659 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants and the surface area of the Panamerican Mall that includes several projects one of which is the construction of a shopping center). For the year ended June 30, 2008, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 99.3%.

As a result of our acquisition of several shopping centers and the corporate reorganization of Alto Palermo, we recently centralized management of our shopping centers owned by our subsidiary Alto Palermo.

Hotels operations

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao in Bariloche, Argentina, our first luxury hotel. Some months later, as part of the acquisition of the Old Alto Palermo from Pérez Companc, we acquired an indirect 50% interest in the Hotel Intercontinental in the City of Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

E. Off-Balance Sheet Arrangements

At June 30, 2008, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2008:

	Payments due by period(2)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	2,033,839	272,662	359,072	306,230	1,095,875
Purchase Obligations	71,008	13,498	11,059	46,451	—
Other Long-Term Obligations	12,155	4,244	5,276	1,716	919
Total(1)	2,117,002	290,404	375,407	354,397	1,096,794

(1)	Includes our main financial and related parties debts, foreign suppliers and tax amnesty plan for gross sales tax payable.

(2)	Includes accrued interest and prospected interest.

G. Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward Looking Statements” in the introduction of this annual report for the forward looking safe harbor provisions.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Composition of the Board of Directors

We are managed by a board of directors. Our by-laws provide that our board of directors will consist of a minimum of eight and a maximum of fourteen full directors and an equal or minor number of alternate directors. Currently our board of directors is composed of fourteen directors and five alternate directors. Our directors and alternate directors are elected for three-year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

Alternate directors will be summoned to exercise their functions in case of absence, vacancy of death of a full director up to a new director were designated.

The table below shows information about our directors and alternate directors:

Name	Date of birth	Position	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2006	2009	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2006	2009	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2007	2010	2001
Oscar P. Bergotto	06/19/1943	Director	2006	2009	1994
Fernando A. Elsztain	01/04/1961	Director	2008	2011	1999
Carlos Ricardo Esteves	05/25/1949	Director	2008	2011	2005
Cedric D. Bridger	11/09/1935	Director	2006	2009	2003
Marcos Fischman	04/09/1960	Director	2006	2009	2003
Fernando Rubín	06/20/1966	Director	2007	2010	2004
Gary S. Gladstein	07/07/1944	Director	2007	2010	2004
Mario Blejer	07/07/1944	Director	2008	2011	2005
Mauricio Wior	10/23/1956	Director	2006	2009	2006
Gabriel A. G. Reznik	11/18/1958	Director	2008	2011	2008
Ricardo Liberman	12/18/1959	Director	2008	2011	2008
Juan C. Quintana Terán	06/11/1937	Alternate director	2008	2011	1996
Emilio Cárdenas	08/13/1942	Alternate director	2006	2009	2003
Salvador D. Bergel	04/17/1932	Alternate director	2008	2011	1996
Enrique Antonini	03/16/1950	Alternate director	2007	2010	2007
Daniel Ricardo Elsztain	12/22/1972	Alternate director	2007	2010	2007

Carlos Ricardo Esteves, Cedric Bridger, Mario Blejer, Mauricio Wior, Emilio Cárdenas, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to Comisión Nacional de Valores’ Resolution No. 400/2002. The following is a brief biographical description of each member of our board of directors:

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

Carlos Ricardo Esteves. He has a degree in Political Science from the Universidad El Salvador. He was a member of the Boards of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox and Supermercados Disco. He was one of the founders of CEAL (Consejo Empresario de América Latina) and is a member of the board of directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

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

Ricardo Liberman. Mr. Liberman obtained a degree in accounting from the Universidad de Buenos Aires. He is an independent consultant, specialized in the areas of auditing and taxes.

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

Daniel R. Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration. He has been our Commercial Director since 1998. Mr. Elsztain is the brother of both the Chairman of the Board of Directors, Mr. Eduardo S. Elzstain, and of the Vice-Chairman, Mr. Alejandro G. Elzstain and cousin of the Director Fernando A. Elzstain.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an executive committee consisting of a minimum of five and a maximum of nine directors, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain as members, and Mr. Oscar P. Bergotto as alternative member. The executive committee meets as needed by our business, or at the request of one or more of its members.

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

The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting, held on October 31, 2008:

Name	Date of birth	Position	Expiration Date	Current position held since
José D. Abelovich	07/20/1956	Member	2009	1992
Marcelo H. Fuxman	11/30/1955	Member	2009	1992
Roberto Murmis	04/07/1959	Member	2009	2005
Silvia De Feo	10/07/1958	Alternate member	2009	2003
Sergio Leonardo Kolaczyk	11/28/1964	Alternate member	2009	2005
Alicia Graciela Rigueira	12/02/1951	Alternate member	2009	2006

Set forth below is a brief biographical description of each member of our supervisory committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Alto Palermo, Cresud, SAPSA, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A., among other companies.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Alto Palermo, Cresud, SAPSA, Inversora Bolívar and Banco Hipotecario S.A.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of SAPSA, Cresud, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the supervisory committees of SAPSA, Cresud, Inversora Bolivar S.A. and Baldovinos S.A.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires. He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of the supervisory committee of Alto Palermo and Cresud.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados S.R.L./ Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the Facultad de Ciencias Económicas de la Universidad de Lomas de Zamora.

Senior Management

The Board of Directors appoints and removes senior management. Senior management performs its duties in accordance with the instructions of the Board of Directors. The following table shows information about our current senior management:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
Jorge Cruces	11/07/1966	Chief Real Estate Officer	2007
Daniel R. Elsztain	12/22/1972	Chief Real Estate Business Officer	2007
David A. Perednik	11/15/1957	Chief Administrative Officer	2002

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA—Centro de Estudios Macroeconómicos Argentinos) and in the IAE (Universidad Austral). He formerly worked as a senior securities trader in Citibank. He also held several management positions related to investment banking and capital markets at Banco Río (BSCH) and was financial director of the Argentine Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of Alto Palermo and Cresud.

Jorge Cruces. Mr. Jorge Cruces obtained the degree of Architect and a Master in Business Administration, Finance Mention and Strategic Management Mention, at the University of Belgrano. Before becoming part of the group, he worked as Business Development – Real Estate Manager in Diveo Diginet and as Real Estate Projects Manager of Giménez Zapiola Binswagner. At present he serves as Chief Real Estate Officer of IRSA and APSA. He is also Academic coordinator and Professor of the Cluster Portfolio and Asset Management of the Executive program of Real Estate Management at the Torcuato Di Tella University.

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

At our shareholders meeting held on October 31, 2008, the shareholders approved an aggregate compensation of Ps.4.2 million for all of our directors for the fiscal year ended June 30, 2008.

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

Senior Management

We pay our senior management a fixed amount, established by taking into consideration their background, capacity and experience, and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2008 was Ps.3.91 million.

During this period our contributions to compensation plan for our senior management amounted to Ps.0.48 million.

Supervisory Committee

The shareholders meeting held on October 31, 2008, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Compensation plan for executive management

We have a defined contribution plan covering its key managers in Argentina. The Plan was effective from 01/01/2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.0.4 million and Ps 0.2 million for the years ended June 30, 2008 and June 30, 2007, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability; and

•	death.

In case of resignation or termination without good cause, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

C. Board Practices

Audit Committee

Pursuant to the System governing the Transparency of Public Offers established through Decree No. 677/2001, the rules of the Comisión Nacional de Valores, its Resolution No. 400 and 402, the board of directors established that the Audit Committee shall be a committee of the board of directors. The main function of the Audit Committee is to assist the board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, the audit committee may be requested by the board of directors to report if the conditions of a related party transaction may be reasonably considered adequate according to normal market conditions.

On November 3, 2008, our board of directors appointed Ricardo Liberman as member of the audit committee. As of the date of this annual report, the members of the audit committee are Cedric Bridger, Ricardo Liberman and Mario Blejer, all of them independent members. Cedric Bridger is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).

Compensation of Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our board of directors.

D. Employees

As of June 30, 2008, IRSA had 3,349 employees. IRSA’s employees corresponding to Argentine real estate are represented by the Commerce Union (approximately 15%) -SEC: Sindicato de Empleados de Comercio- by Horizontal Property Union -SUTERH- (approximately 3% of workers) and the Administrative Construction Union –UECARA- (approximately 5% ). Shopping Centers and Consumer financing employees are also represented by the Commerce Union; approximately 66% of total workers are under commerce collective labor agreements. Hotel workers are represented by the Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina (UTHGRA).

The following table sets forth the number of employees in our various businesses at the dates indicated:

	Argentine Real Estate(1)	Shopping Centers(2)	Hotels(3)	Telecommunication(4)	Credit Cards(5)	Total
As of June 30, 2004	129	681	688	51	390	1,939
As of June 30, 2005	154	872	861	75	556	2,518
As of June 30, 2006	185	966	1,024	0	979	3,154
As of June 30, 2007	228	983	785	0	1,302	3,298
As of June 30, 2008	243	1,043	764	0	1,298	3,349

(1)	Argentine Real Estate includes IRSA, Inversora Bolívar, Baldovinos, Madero, Libertador 498.

(2)	Starting June 2000, Shopping Centers includes Altocity (e-commerce) and does not include Mendoza Plaza prior to fiscal year 2005.

(3)	Hotels include Intercontinental, Sheraton Libertador and Llao Llao.

(4)	Telecommunications include Red Alternativa and Alternativa Gratis.

(5)	Credit cards include Tarshop.

E. Share Ownership

Share ownership of directors, members of the supervisory committee, members of the executive committee and senior management as of November 30, 2008.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, supervisory committee and senior management as of November 30, 2008:

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain(1)	Chairman	319,461,681	55.21%
Saúl Zang	First Vice-Chairman	1,400,323	0.24%
Alejandro G. Elsztain	Second Vice- Chairman	2,339,615	0.40%
Oscar P. Bergotto	Director	—	—
Fernando A. Elsztain	Director	—	—
Carlos Ricardo Esteves	Director	—	—
Cedric D. Bridger	Director	—	—
Marcos Fischman	Director	20,000	—
Fernando Rubín	Director	—	—
Gary S. Gladstein	Director	210,030	0.04%
Mario Blejer	Director	60,000	0.01%
Mauricio Wior	Director	—	—
Gabriel Adolfo Gregorio Reznik	Director	—	—
Ricardo Liberman	Director	—	—
Juan C. Quintana Terán	Alternate director	—	—
Emilio Cárdenas	Alternate Director	—	—
Salvador D. Bergel	Alternate director	—	—
Enrique Antonini	Alternate Director	—	—
Daniel Ricardo Elsztain	Alternate director	—	—
Senior Management
Gabriel Blasi	Chief financial officer	422,360	0.07%
Jorge Cruces	Chief real estate officer	58,851	0.01%
David A. Perednik	Chief administrative officer	65,540	0.01%
Supervisory Committee
José D. Abelovich	Member	—	—
Marcelo H. Fuxman	Member	—	—
Roberto Murmis	Member	—	—
Silvia C. De Feo	Alternate member	—	—
Sergio Kolaczyk	Alternate member	—	—
Alicia Rigueira	Alternate member	—	—

(1)	Includes (i) 290,654,653 common shares beneficially owned by Cresud S.A., (ii) 21,874,790 common shares beneficially owned by Agrology S.A., (iii) 4,425,439 common shares beneficially owned by Dolphin Fund Plc., whose investment manager is a company beneficially owned by Eduardo Elsztain, (iv) 1,503,602 common shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (v) 661,000 common shares beneficially owned by Consultores Assets Management S.A., and (vi) 342,197 common shares owned directly by Eduardo S. Elsztain

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares and all our directors and officers as a group.

	Share Ownership as of November 30, 2008
Shareholder	Number of Shares	Percentage(5)
Cresud(1)	290,654,653	50.2%
IFISA(2)	1,503,602	0.3%
D.E. Shaw & Co. Inc.	44,955,170	7.8%
Directors and officers including Eduardo Elsztain(3)	4,918,916	0.9%
Argentine pension funds in the aggregate(4)	24,039,391	4.2%

Total	321,116,562	55.5%

(1)	Eduardo S. Elsztain is the beneficial owner of 167,401,788 shares of Cresud, representing 33.4% of its total share capital. As a result of his 33.4% interest in Cresud, Mr. Elsztain has an 18.4% indirect economic interest in us. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 50.2% of our shares by virtue of his investment in Cresud.

(2)	Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited (“IFIS”), a corporation organized under the laws of Bermuda and IFISA, a corporation organized under the laws of Uruguay. Mr. Elsztain, is the beneficial owner of 40.93% of IFIS capital stock, which owns 100% of IFISA. As a result, Mr. Elsztain may be deemed to be the beneficial owner of an additional 0.3% of our shares due to IFISA’s 0.3% interest in us, without taking into account his indirect interest in us through Cresud.

(3)	As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 55.2% of our outstanding shares consisting of (i) 290,654,653 shares held by Cresud and (ii) 1,503,602 shares held by IFISA. In addition, Mr. Elsztain is the beneficial owner of an additional 0.9% of our outstanding shares consisting of (i) 661,000 shares held by Consultores Assets Management S.A., (ii) 4,425,439 held by Dolphin Fund PLC, a limited liability company organized under the laws of Isle of Man, (iii) 21,674,790 shares held by Agrology S.A., Cresud’s subsidiary, and (iv) 342,197 shares held directly by Eduardo Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 319,461,681 common shares, representing 55.2% of our outstanding shares.

(4)	Based on estimates from the Superintendency of AFJP (“Administradora de Fondos de Jubilaciones y Pensiones”). None of the pension funds individually own more than 4.2% of our common stock. The highest percentage owners of the shares are Consolidar with approximately 0.9%, Met with approximately 0.7% and Nación with approximately 0.6%. On December 9, 2008, Law 26,425 was enacted. The law approved the government’s plan to nationalized the country’s ten private Retirement and Pension Fund Managements (AFJPs) and transfer the Ps. 94,4 billion (approximately US$ 29,3 billion) they held in assets as of the end of September 2008 to the social security agency (ANSES).

(5)	As of November 30, 2008, the number of outstanding shares was 578,676,460.

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

As of November 30, 2008 Cresud´s shareholding in us increased to 50.2% through purchases in the market.

As of November 30, 2007, IFISA had exercised all of its warrants and owned 1.4% of our shares. As of November 30, 2008, IFISA´s shareholding in us decreased to 0.3%.

Parque Arauco is a significant shareholder in our subsidiary Alto Palermo. Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

Changes in Share Ownership

Changes in Share Ownership	Share Ownership as of(6)
Shareholder	Nov. 30, 2008 (%)	June 30, 2008 (%)	June 30, 2007 (%)	June 30, 2006 (%)	June 30, 2005 (%)
Cresud(1)	50.2	38.4	25	26.7	22.4
IFISA(2)(3)	0.3	1.6	1.2	0.8	1.4
D.E. Shaw & Co. Inc.	7.8	6.7	0.2	—	—
Directors and officers(4)	0.9	0.5	0.3	0.2	< 0.01
Argentine pension funds in the aggregate(4)	4.2	4.1	4.8	4.7	6.0
Total	59.2	44.6	31.3	32.4	29.8

(1)	Eduardo S. Elsztain is the beneficial owner of 167,401,788 shares of Cresud, representing 33.4% of its total share capital. As a result of his 33.4% interest in Cresud, Mr. Elsztain has an 18.4% indirect economic interest in us. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 50.2% of our shares by virtue of his investment in Cresud, without taking into account his indirect interest in us through IFISA.

(2)	Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited (“IFIS”), a corporation organized under the laws of Bermuda and IFISA, a corporation organized under the laws of Uruguay. Mr. Elsztain, is the beneficial owner of 40.93% of IFIS capital stock, which owns 100% of IFISA. As a result, Mr. Elsztain may be deemed to be the beneficial owner of an additional 0.3% of our shares due to IFISA’s 0.3% interest in us, without taking into account his indirect interest in us through Cresud.

(3)	As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 55.2% of our outstanding shares consisting of (i) 290,654,653 shares held by Cresud and (ii) 1,503,602 shares held by IFISA. In addition, Mr. Elsztain is the beneficial owner of an additional 0.9% of our outstanding shares consisting of (i) 661,000 shares held by Consultores Assets Management S.A., (ii) 4,425,439 held by Dolphin Fund PLC, a limited liability company organized under the laws of Isle of Man, (iii) 21,874,790 shares held by Agrology, S.A., Cresud’s subsidiary, and (iv) 342,197 shares held directly by Eduardo Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 319,461,681 common shares, representing 55.2% of our outstanding shares.

(4)	Includes only direct ownership of our Directors and Senior Management.

(5)	Based on estimates from the Superintendency of AFJP (“Administradora de Fondos de Jubilaciones y Pensiones”). None of the pension funds individually own more than 4.2% of our common stock. The highest percentage owners of the shares are Consolidar with approximately 0.9%, Met with approximately 0.7% and Nación with approximately 0.6%. On December 9, 2008, Law 26,425 was enacted. The law approved the government’s plan to nationalized the country’s ten private Retirement and Pension Fund Managements (AFJPs) and transfer the Ps. 94,4 billion (approximately US$ 29,3 billion) they held in assets as of the end of September 2008 to the social security agency (ANSES).

(6)	As of November 30, 2008, the number of outstanding shares was 578,676,460.

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

Securities held in the host country

As of November 30, 2008, the Company’s total issued outstanding capital stock outstanding consisted of 578.676.460 common shares. As of November 30, 2008, there were approximately 35,466,359 Global Depositary Shares (representing 354,663,590 of our common shares, or 63.0% of all or our outstanding shares) held in the United States by approximately 86 registered holders of Global Depositary Shares.

As of November 30, 2008 our directors and senior officers controlled, directly or indirectly, approximately 55.9% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. Related Party Transactions

We increased our investment in Banco Hipotecario in fiscal year 2004

Several of our directors are also directors of Banco Hipotecario.

On December 30, 2003, we purchased 4,116,267 shares of Banco Hipotecario at US$2.3868 per share and 37,537 warrants at US$33.86 each with the right to purchase 3,753,700 additional shares. We paid US$11.1 million for these securities. On February 2, 2004, we exercised a substantial portion of the warrants acquired. As a result, we acquired 4,774,000 shares of Banco Hipotecario for a total consideration of Ps.33.4 million. During the last quarter of fiscal year 2004, we sold 2,487,571 shares of Banco Hipotecario to IFIS (indirect shareholders) for a total consideration of US$6.1 million (market value equivalent to Ps.7.0 per share). We recognized a loss in connection with the sale amounting to Ps.1.6 million. See Note 3.c. to our consolidated financial statements for details on the accounting for this investment.

As of June 30, 2008, we owned directly and indirectly Class D shares representing an 11.8% state in Banco Hipotecario, which give us the right to cast 18.36% of the total votes that may be cast at a shareholders’ meeting of Banco Hipotecario.

As of June 30, 2008, other companies affiliated with our chairman, Eduardo Elsztain (including IFIS, of which IFISA is a wholly owned subsidiary), owned Class D shares representing 9.77% of Banco Hipotecario and currently affording such holders the right to cast 15.25% of the total votes that may be cast at a shareholders’ meeting of Banco Hipotecario. As a result, as of June 30, 2008, we and other affiliated companies owned in the aggregate Class D shares representing 21.53% of Banco Hipotecario’s shares, currently affording us and such other affiliated companies the right to cast, in the aggregate, 33.61% of the total votes that may be cast at a shareholders meeting and to nominate 6 of Banco Hipotecario’s 12 directors.

Space for Fundación IRSA and Fundación Museo de los Niños at No Cost

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

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Fundación IRSA has used the available area to house a museum called “Museo de los Niños, Abasto,” an interactive learning center for children and adults, which opened to the public in April 1999. On September 27, 1999, Fundación IRSA assigned and transferred at no cost, the entirety of Museo de los Niños, as well as Abasto’s rights and obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a charitable non-profit organization established by the same founders of Fundación IRSA and run by the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the development of Museo de los Niños, Abasto and Museo de los Niños, Rosario. On October 29, 1999, Alto Palermo approved the assignment of Museo de los Niños, Abasto’s agreement to Fundación Museo de los Niños. In addition, on December 12, 2005, an agreement granting the right to use of the space designated for Museo de los Niños, Rosario, at no cost, was signed.

Donations for Fundación IRSA and Fundacion Museo de los Ninos

During the fiscal years ended June 30, 2006, 2007 and 2008, we made donations to Fundación IRSA and Fundación Museo de los Niños for a total amount of Ps.4.3 million, Ps.2.5 million and Ps.4.8 million, respectively. Eduardo S. Elsztain is the chairman of Fundación IRSA and Fundación Museo de los Niños.

Our Shares

As of November 30, 2007, IFISA converted all of its convertible notes and warrants. After this exercise of warrants and conversion of convertible notes, IFISA had no outstanding warrants or convertible notes of our Company. As a result, IFISA owned as of November, 2007 8.0 million of our common shares, representing 1.4% of our total outstanding common shares.

Between November 30, 2007 and November 30, 2008, IFISA decreased its ownership in us to 0.3%, by selling in the market around 6,494,920 of our shares.

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

In May 2004, Cresud decided to exercise its option to convert 5.0 million aggregate principal amount of our Convertible Notes as part of our long term strategy, in order to revert the reduction of Cresud’s ownership percentage, which was diluted by the conversion of notes and the exercise of warrants by third parties. As a result of this conversion, Cresud received 9.2 million of our common shares.

In July 2004, Cresud converted 0.35 million convertible notes issued by us for US$0.5 million. On September 30, 2004, Cresud exercised 5.0 million Warrants for 9.2 million ordinary shares at a total cost of US$6 million. In February 2006, Cresud converted 5.0 million convertible notes issued by us for 9.2 million ordinary shares. In April 2006, Cresud converted 16.0 million of convertible notes issued by us for 29.3 million ordinary shares.

Between June 2007 and November 2007, 12.0 million convertible notes were converted and 33.0 million warrants were exercised. After this exercise of warrants and conversion of convertible notes, Cresud had no outstanding warrants or convertible notes of our Company. As of November 30, 2007 Cresud owned 34.4% of our common shares.

As of June 30, 2008 Cresud increased its participation in our Company to 38.4 % of our common shares by acquisitions in the open market.

As of November 30, 2008 Cresud´s ownership of our Company was 54.01%.

Lease of our Headquarters

Our headquarters are located at Bolívar 108, 1st floor, City of Buenos Aires. We lease this property from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, and from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and several of his relatives. A lease agreement was signed among us, Alto Palermo, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease establishes a term of 120 months and monthly rental payments of Ps.8.5 million. We, Alto Palermo, and Cresud each pay one-third, or Ps.2.8 million, of such rent.

Office Space Lease

In December 2003, Alto Palermo, Fibesa S.A. (a wholly owned subsidiary of Alto Palermo) and Cresud leased their administrative headquarters in the Intercontinental Plaza tower, located at Moreno 877, City of Buenos Aires, from our subsidiary Inversora Bolívar S.A. The lease agreements’ initial term is 60 months subject to an optional extension of 36 months. Alto Palermo, Fibesa S.A. and Cresud pay a monthly rent of US$0.045 million, US$0.003 million and US$0.003 million, respectively, to Inversora Bolivar S.A. In addition, IRSA, Cresud and Alto Palermo split between them the rent for the twenty-fourth floor of the above mentioned building, which amounts to US$0.003 million per month.

Legal Services

During the fiscal years ended June 30, 2006, 2007 and 2008 we paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.1.9 million, Ps.3.3 million and Ps.3.8 million, respectively, as payments for legal services. Our director, Saúl Zang, and our alternate director, Salvador D. Bergel, are partners of this law firm. Juan C. Quintana Terán, our alternate director, is of counsel of this law firm. Ernesto Manuel Viñes, a partner of the firm, is a member of the board of directors of our equity investee Banco Hipotecario.

Dolphin Fund

Since 1996, we have invested in Dolphin Fund Plc, an open-ended investment fund which is related to our director and principal shareholder Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to our net (loss) gain on holding Dolphin Fund Plc. for the years ended June 30, 2006, 2007 and 2008 were Ps.(0.0) million, Ps.46.8 million and Ps.(37.8) million, respectively.

Loan agreements with members of the Senior Management of Banco Hipotecario

As of June 30, 2008, several members of the senior management of Banco Hipotecario had loans from Banco Hipotecario for a total amount of approximately Ps.4.1 million with an average interest rate of 10%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public, and was made on market terms.

Agreement for Shared Corporate Services with Cresud and Alto Palermo

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, we entered into an Agreement for Shared Corporate Services with Cresud and Alto Palermo, on June 30, 2004, and amended it on August 23, 2007. This agreement has a term of two years, which may be renewed for an equal term unless any of the parties decide to terminate it. Pursuant to this agreement tasks are performed by one or more of the companies for the benefit of one or more of other companies in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each company continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each company’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each company will continue to maintain separate assets and liabilities.

On August 15, 2008, we signed the Second Amendment for Shared Corporate Services (Segundo Convenio de Instrumentación de Modificciones al Contrato de Servicios Compartidos) with Cresud and Alto Palermo. Alejandro Gustavo Elsztain is the General Coordinator of the program, which is operated and implemented by Cedric Bridger for us, Gabriel Adolfo Gregorio Reznik for Cresud and Abraham Perelman for Alto Palermo, all of whom are directors and members of the Audit Committees of their respective companies. The main duties for implementation of the project are (a) monitoring the project’s implementation in accordance with the agreement; (b) reviewing the billing report on a monthly basis to analyze and check it against the provisions of the agreement, and, in the event of’ discrepancies or deviations, preparing a report to submit for the consideration of the General Coordinator, and by each company’s boards of directors and (c) assessing, on a permanent basis, the results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

Currently, the areas involved are: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism and Risks and Processes.

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

The Share Services Agreement was filed with the SEC in a report on Form 6-K dated July 1, 2004. Amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007 and the Second Agreement for Shared Corporate Services was filed on form 6K on August 19, 2008. See Exhibit 4.3 and Note 8 to our audited consolidated financial statements contained elsewhere in this annual report.

Convertible Notes of Alto Palermo

At a noteholders’ meeting held on May 2, 2006, the holders of Alto Palermo’s Series I convertible notes unanimously approved an extension of the maturity date to July 19, 2014, which had initially been scheduled to mature in July 2006.

On November 30, 2008, the outstanding principal amount of such convertible notes was US$47.2 million, and we owned US$31.7 million principal amount of such convertible notes on such date. If all the holders of Alto Palermo’s convertible notes were to exercise their conversion rights, the amount of Alto Palermo’s shares outstanding would be increased from 782.1 million to 2,210.7 million.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.5 million, as of June 30, 2008, would be lost. As of June 30, 2008, we had not established any reserve with respect of this contingency.

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

On June 30, 2004, the plaintiff filed a brief rejecting Llao Llao Resorts S. A. payment on the grounds that it was a partial payment and requesting the court to determine the term for the deposit of funds amounting to final payment of the total debt. The trial court pesified the outstanding amount of plaintiff’s ruling against Llao Llao Resorts S.A., as well as the unpaid fee of the plaintiff’s attorneys. The plaintiff appealed this decision. The court of appeals ruled in favor of the plaintiff maintaining the unpaid amounts were payable in U.S. dollars. Llao Llao Resorts S.A. filed an appeal, which was rejected. Llao Llao Resorts S.A. subsequently filed with the National Supreme Court an additional appeal in response to the refusal to allow the appeal and this action is still pending.

The plaintiff filed a petition requesting that the above mentioned deposit amount be transferred to a savings account. Llao Llao Resorts S.A. did not oppose this petition maintaining that its obligations would be cancelled upon such payment. Notwithstanding the appeal the complaint filed by Llao Llao Resorts S.A., the plaintiff has continued the procedure for the collection of the outstanding amount.

The plaintiff requested the court of original jurisdiction to initiate an incidental proceeding for the execution of the judgment. Llao Llao Resorts S.A. contested this settlement and requested the plaintiff to provide additional information in order to evaluate the amount of the settlement. Also, Llao Llao Resorts S.A. requested that the execution be suspended until there is a final judgment in the appeal filed with the National Supreme Court.

Llao Llao Resorts S.A.’s request was denied and on July 14, 2008, the court of appeals announced by means of a decree dated June 18, 2008, that it had confirmed the settlement approved by the court of original jurisdiction. In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recovered by virtue of the Court sentence amounts to Ps. 10.2 million as of September 30, 2008, such amount being recorded in Other current liabilities.

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

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms, taking account of the current situation and including reasonable short and medium term projections. The City Hall Executive Branch rejected this request in Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Decrees 1,437/2002 and 585/2003 issued by the City Hall Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City Hall of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

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

Shopping Neuquén submitted the final maps of the project to City Hall. Once these maps are registered, Shopping Neuquén S.A. will have to start the works within 90 days’.

The agreement referred to above put an end to the legal proceeding between Shopping Neuquén and the City Hall of Neuquén before the High Court of Neuquén.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos or AFIP filed a preliminary injunction with the Federal Court for Administrative Proceedings against Alto Palermo for an aggregate amount of Ps.3,689,485.5, plus an added amount, provisionally estimated, of Ps.900,000 for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center.

After our acquisition of Bouchard 557 we asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised us that we were in fact required to notify it, and the pertinent court ratified such decision. Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. As of the date of this annual report, such matter is still to be resolved.

After we sold the 29.85% interest of Bouchard 557 to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial, we asked the Antitrust Authority if it was necessary to notify such operation. On July 4, 2008, the Antitrust Authority informed us that it was not necessary to report such sale.

We filed a new request for the Antitrust Authority’s opinion regarding our acquisition of Bank Boston Tower on August 30, 2007. The Antitrust Authority advised us that we were in fact required to so notify it, and we challenged this opinion in the local courts.

On May 6, 2008, we filed with the Antitrust Authority a request for its opinion as to the need to notify the Antitrust Authority the acquisition of Edificio República. The Antitrust Authority advised us that we were in fact required to so notify it. We challenged this opinion in the local courts.

On January 15, 2007 Alto Palermo and we were notified of two claims filed against Alto Palermo and us before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing Alto Palermo’s acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 Alto Palermo and we responded the claims. On June 26, 2007, the Antitrust Authority notified Alto Palermo and us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this filing the result of this proceeding has not been determined.

On January 22, 2008, Alto Palermo requested the Antitrust Authority’s clearance of the transfer of the Soleil Factory shopping center. As of the date of this filing, the Antitrust Authority has not reached a decision.

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

For more information see Item 4 “Regulation and Government Supervision” and Item 3 “Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.

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

On February 2, 2007 we issued our 2017 fixed rate notes for a total amount of US$150.0 million at an annual interest rate of 8.5% payable semi-annual and mature on February 2, 2017. This bond limits our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 3.0 to 1; or

•	100% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 4.0 to 1; or

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

Year declared	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in Pesos)
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—
2006	—	—	—
2007	—	—	—
2008	—	—	—

(1)	Corresponds to payments per common share.

B. Significant Changes.

Recent Developments

Impact of recent credit crisis. During recent months, the world’s principal financial markets have suffered the impact of volatility, lack of liquidity, and uncertainty. Consequently, stock market indexes showed a significant decline worldwide as a result of an evident economic slowdown. Although many countries took immediate action, the future of the international markets is uncertain. We do not yet know direct effects of the crisis on the market value of major financial assets, particularly equity and debt instruments.

In Argentina, stock markets also showed a pronounced downward trend in the price of equity and debt instruments. We also saw increases in interest rates, country risk and foreign exchange rates. As of the date of this annual report, these effects persist. Management is closely evaluating and monitoring the effects of the current liquidity crisis and will take all corrective actions that are necessary.

In addition, we and our subsidiaries have experienced declines in our respective stock prices during the three months ended September 30, 2008 as compared to the prior quarter. Management believes that this decline is reflective of the current macro-economic conditions and is not related to our operating performance. The stability of our tenants (measured by the levels of occupancy in our properties as well as the delinquency or uncollectibility rates) as well as the market value of our properties has not been significantly affected by the current credit crisis as of the date of this annual report. We believe that the stock prices have declined due to reasons unrelated to our business fundamentals. As of the date of these annual report, management believes that the declines in stock prices are temporary.

Furthermore, we have a 11.8 % equity interest in Banco Hipotecario as of June 30, 2008 and carried this investment under the equity method of accounting. Banco Hipotecario recorded losses of Ps. 91.0 million for the year ended June 30, 2008. Moreover, for the three months ended September 30, 2008, Banco Hipotecario recorded losses of Ps. 239.6 million and could record losses for the rest of the fiscal year. Such losses are primarily due to the decline in the market value of the Argentine government bonds Banco Hipotecario received as compensation and held in its portfolio. In spite of these losses, Banco Hipotecario remains well-capitalized in compliance with regulatory guidelines as of June 30, 2008 and thereafter.

Banco Hipotecario also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of Banco Hipotecario.

We considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) our ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for us; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying our business. The evaluation of other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. As of the date of these annual report, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

In addition, the other business segment affected by the current credit crisis is Consumer financing. This segment includes the origination of consumer loans and credit card receivables and securitization activities through our indirect subsidiary Tarshop.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by our shopping centers, hypermarkets and street stores, and financing and lending activities. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. We provide an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management’s judgment.

Due to the current credit crisis and other conditions, some customers experienced delays in payments and delinquency rates increased during the year ended June 30, 2008. Moreover, delinquency rates further increased as of September 30, 2008 and thereafter. Tarshop has increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. We are closely monitoring the delays, delinquency and uncollectibility rates.

Tarshop´s generated a net loss of Ps. 18.6 million for the year ended June 30, 2008. For the three months ended September 30, 2008, Tarshop generated an additional net loss of Ps. 57.1 million. After year-end, we contributed an additional Ps. 60.0 million and increased its interest from 80% to 93.4% as of November 30, 2008. We have committed to support Tarshop financially under a credit line up to a maximum amount of Ps. 120.0 million, including the Ps. 86 million already contributed. At present we are evaluating the suitability of capitalizing these loans. We have taken several actions to enhance Tarshop’s capital base from streamlining operations to closing redundant stores to revising and making credit criteria more stringent. The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008 Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses, respectively. As of September 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps.161.2 million and Ps.17.9 escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008,

Tarshop has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect current fair value. For the three months ended September 30, 2008 no additional impairment charge of related to the retained interests in securitized receivables was necessary.

Acquisition of ownership interest. On July 2, 2008, we acquired a 30% interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company organized under the laws of Delaware, United States of America. The main asset of Metropolitan is a 34 story building known as the Lipstick Building located at third avenue between 53rd and 54th streets in Manhattan, New York City. In addition to this asset, the acquired company also includes the debt related to this building. The purchase price paid was US$ 22.6 million. The property has approximately 59,000 square meters of leasable space. Also, we acquired the right ( “put right”) to sell the 50% of our stake in a period starting 6 months after this transaction until the third year anniversary of this transaction. Additionally, we acquired the right of first offer for 60% of the 5% currently held by of one of the shareholders of Metropolitan.

Coto Air Space – Barter commitment between Alto Palermo and CYRSA. In July, 2008 Alto Palermo entered into a barter agreement with CYRSA pursuant to which Alto Palermo, subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for deminimis cash (US$0.09 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Dique IV, Puerto Madero. Our current portfolio of projects includes the addition of 11,000 square meters of leasable area in Dique IV in Puerto Madero, currently under construction and entailing a total projected investment of approximately Ps.50.5 million. Completion is scheduled for the beginning of calendar year 2009.

Torres Renoir, Dock III. On November 24, 2008, the Decree of Co-Ownership and Administration of the Renoir building developed on plot 1.c. was granted. The first lien mortgages established by DYPSA on plot 1.c. and on plot 1.e were cancelled, and a new first lien mortgage was established on the functional units to be delivered to IRSA and on an additional functional unit. On the same date, DYPSA began the process of registration of deeds of the units to be delivered to IRSA as consideration in kind for the sale of the plot. The deeds will be granted to IRSA or its assignees within 45 days.

Acquisition of ours shares and consolidation of financial statements. In the first quarter of fiscal year 2009, Cresud purchased 32,539,475 of our shares. As a result of this acquisition, Cresud’s investment in our common shares increased from 42.13% as of June 30, 2008 to 47.76% as of September 30, 2008.

From July 1, 2008 to December 17, 2008 Cresud acquired 68,712,005 additional shares of us on the open market for US$ 47,423,279. Thus, Cresud’s direct and indirect interest in us through Cresud’s affiliates amounts to 54.01%. Therefore Cresud consolidates us as from that date.

Cresud´s purchase of our Notes. As of November 25, 2008, Cresud had acquired nominal value US$25,210,000 of our 8.500% Series No. 1 Notes due 2017, for an average weighted price of US$ 0.4844952 per Note, totaling US$ 12,214,124.

Tarshop. As a result of the current international financial scenario, a high volatility has been observed in interest rates and systemic delinquency has increased, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have resulted in the need to review the general economic and the business specific prospects.

In order to face the growing volatility in the international financial markets and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 Alto Palermo decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased its equity interest in Tarshop S.A. from 80% to 93.4%.

In addition, Alto Palermo implemented several actions aimed at improving Tarshop S.A.’s performance, including the revision of the point of sale structure, a 17% headcount reduction, the closing of 13 points of sale and a 10% reduction in leased centralized areas.

In line with the commercial actions, various other measures have been implemented, including:

(i)	A new distribution channel structure.

(ii)	Changes in cash lending plans and shops financing, which involved tightening its credit origination and credit limits in order to improve our delinquency rates.

(iii)	Renegotiation of conditions with shops.

In addition, the recent changes introduced in the tax treatment of financial trusts and other reforms made by the National Executive Branch result in the need to monitor Tarshop S.A. and fine-tune its positioning strategy to gear with the changing conditions.

On October 2008 in the light of the difficult market conditions and in compliance with the strategic plan devised and implemented by Alto Palermo, subordinated loans were granted to Tarshop S.A. for a total amount of Ps. 51 million to improve its financial position given the particular moment by which the financial trust segment is going through, that is a source in Tarshop’s financing.

On November 25, 2008, Alto Palermo completed a disbursement of Ps. 35 million to Tarshop S.A. This disbursement was subject to the revision and verification of the debt portfolio of Tarshop S.A. by Alto Palermo’s Management and the Board of Directors. The amount was part of a credit line of up to Ps. 120 million, Alto Palermo granted to Tarshop S.A. to strengthen it financially, to fund its operating costs and to reposition Tarshop S.A. given the complex situation existing temporarily in the Financial Trusts markets. Out of the credit line approved, as of November 25, 2008, Ps. 86 million were disbursed. At present, Alto Palermo is evaluating the suitability of capitalizing these loans.

Repurchase of Alto Palermo’s Notes. On September 12, 2008 Alto Palermo announced the repurchase of its Serie II Notes for a face value of US$ 4.8 millions. As a result, the amount of Alto Palermo’s Notes in its portfolio had a face value of US$ 4.8 millions. On November 25, 2008, Alto Palermo announced the repurchase of its Fixed Rate Notes due 2017, Serie I for a face value of US$ 5 million.

Cresud’s Purchase of Alto Palermo´s Notes. As of November 25, 2008, Cresud had acquired nominal value US$5 million of Alto Palermo’s Series I Notes due 2017, for an average weighted price of US$ 0.4185 per Note, totaling US$ 2.1 million.

Purchase of Alto Palermo´s Notes. As of November 25, 2008, we acquired nominal value 8.00 million of Alto Palermo’s Series I Notes due 2017, for an average weighted price of US$ 0.39820 per Note and for a total amount of US$ 3.2 million

Torres Rosario Project. On November 27, 2008, Alto Palermo executed the deed of barter transfer, resulting from the execution of the option granted to Condominios del Alto S.A. to purchase parcel 2-h. This parcel represents 11,686 square meters. As consideration for its acquisition Condominios del Alto S.A. agreed to deliver forty two housing units, with a total constructed surface area of 3,182 square meters, representing 22% of the apartment of the building and 47 parking spaces, representing 22% of the parking of the building.

Luján. In May 2008, we entered into a preliminary purchase contract with transfer of possession with Birafriends S.A. (an unrelated party) for the acquisition of a plot of land in Luján, Province of Buenos Aires, for a total purchase price of US$ 3.0 million. We paid US$ 1.2 million and the remaining balance will be paid at the time of the signing of the deed. On December 2008, we assigned the preliminary purchase contract to Cresud. Cresud will pay the remaining balance at the time of the signing of the deed, and will also refund us the amount we paid at the time of the signing of the preliminary purchase.

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

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2002 through December 17, 2008. The table also shows the high and low daily closing prices of our GDSs in U.S. dollars and the quarterly trading volume of our GDSs on the NYSE for the first quarter of 2002 through December 17, 2008. Each GDS represents ten common shares.

	Buenos Aires Stock Exchange			NYSE
	Share	Ps. per Share		GDS	US$ per GDS
	Volume	High	Low	Volume	High	Low
2002
1st Quarter	5,368,206	1.42	0.71	1,083,752	6.25	4.16
2nd Quarter	5,658,444	1.84	1.42	776,905	5.48	3.58
3rd Quarter	5,543,385	2.20	1.44	812,784	6.12	3.87
4th Quarter	9,071,828	2.25	1.75	2,060,029	6.02	4.79
Annual	25,641,863	2.25	0.71	4,733,470	6.25	3.58
2003
1st Quarter	9,003,627	2.53	1.82	3,905,500	8.00	5.10
2nd Quarter	2,924,874	2.88	2.32	3,884,500	10.36	7.96
3rd Quarter	2,809,542	2.68	2.10	2,376,400	9.22	7.25
4th Quarter	6,813,720	3.29	2.60	5,876,600	11.43	8.85
Annual	21,551,763	3.29	1.82	16,043,000	11.43	5.10
2004
1st Quarter	8,325,595	3.34	2.63	4,714,500	11.52	9.10
2nd Quarter	2,877,067	2.80	1.90	3,214,000	9.88	6.50
3rd Quarter	3,977,195	2.42	1.99	2,918,100	8.12	6.65
4th Quarter	8,723,019	3.43	2.38	5,266,000	11.45	8.11
Annual	23,902,876	3.43	1.90	16,112,600	11.52	6.50
2005
1st Quarter	6,954,604	5.05	3.22	14,019,100	17.10	11.00
2nd Quarter	5,182,675	3.80	3.22	6,986,500	12.84	11.12
3rd Quarter	2,849,409	3.67	3.34	5,473,500	13.00	11.61
4th Quarter	1,824,160	3.79	3.35	4,884,000	12.58	11.15
Annual	16,810,848	5.05	3.22	31,363,100	17.10	11.00
2006
1st Quarter	3,229,234	4.13	3.35	11,372,300	13.35	10.80
2nd Quarter	11,204,101	4.20	3.35	13,396,000	13.96	10.74
3rd Quarter	5,154,760	3.96	3.26	8,678,100	12.86	10.60
4th Quarter	3,619,656	5.20	4.00	15,941,800	16.98	12.90
Annual	23,207,751	5.20	3.26		16.98	10.60
2007
1st Quarter	3,403,858	5.90	4.84	10,414,573	19.13	15.75
2nd Quarter	11,349,045	6.60	5.70	12,487,722	21.52	18.50
3rd Quarter	8,409,557	6.45	4.68	12,302,000	20.84	14.45
4th Quarter	11,105,417	6.60	5.70	12,073,872	21.52	18.5
Annual	34,267,877	6.60	4.68	47,278,167	21.52	14.45
2008
1st Quarter	8,223,304	6.45	4.68	12,236,600	20.84	14.45
2nd Quarter	7,824,963	5.75	4.60	11,040,908	18.05	14.43
3rd Quarter	14,655,868	4.65	3.98	12,673,507	14.31	12.54
4th Quarter	4,415,141	4.78	3.62	13,062,516	15.10	11.19
Annual	35,119,276	6.45	3.62	49,013,531	20.84	11.19
June 2008	827,183	4.41	3.62	4,671,261	13.94	11.19
July 2008	2,256,482	3.57	3.30	2,281,963	12.00	10.40
August 2008	272,858	3.36	2.71	2,905,306	10.80	8.73
September 2008	1,232,829	3.57	2.26	3,307,471	8.77	7.27
October 2008	3,117,575	2.25	1.35	7,438,600	7.11	3.59
November 2008	1,066,805	1.73	1.15	463,900	4.80	3.15
December 2008 (through December 17, 2008)	4,848,520	1.43	1.18	377,500	4.04	3.08

Source: Bloomberg

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in this market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer,” increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Buenos Aires Stock Exchange. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange.

Securities Exchanges in Argentina

There are 10 securities exchanges in Argentina, of which the principal exchange for the Argentine securities market is the Buenos Aires Stock Exchange, which handles approximately 99% of all equity trading in the country.

Buenos Aires Stock Exchange

The Buenos Aires Stock Exchange is a complex, non-profit, and self-regulated organization. The various markets require different self-organizations of brokers within the Buenos Aires Stock Exchange, which is one of its particular characteristics. The most important and traditional of these markets is Mercado de Valores S.A. (“MERVAL”).

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

MERVAL

The MERVAL is a corporation whose 134 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business trading day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through the automated trading platform, Sistema Integrado de Negociación Asistida por Computación (“SINAC”). SINAC is a computer trading system that permits trading in debt securities and equity securities. SINAC is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed notes and listed government securities can be effected through SINAC.

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

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of December 31,		As of June 30,
	2006	2007	2007	2008
Market capitalization (Ps. billion)	1,229.3	1,773.0	1,335.9	1,822.3
Average daily trading volume (Ps. million)	61.4	88.6	69.9	95.9
Number of listed companies	106	111	107	111

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2008, approximately 111 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2008, approximately 6.75% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 34% increase in 2006, a 2.93% increase in 2007 and a 2.04% decrease for the six month period ended June 30, 2008. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15- minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 – minute successive suspension periods.

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

Pursuant to article 4 of our by-laws our purpose is to perform the following activities:

•	Invest, develop and operate real estate developments;

•	Invest, develop and operate personal property, including securities;

•	Construct and operate works, services and public property;

•	Manage real or personal property, whether owned by us or by third parties;

•	Build, recycle, or repair real property whether owned by us or by third parties;

•	Advise third parties with respect to the aforementioned activities;

•	Finance projects, undertakings, works and/or real estate transactions of third parties;

•	Finance, create, develop and operate projects related to Internet.

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

Further, Section 73 of Decree No. 677/01 establishes a specific procedure for transactions of a company whose securities are publicly offered, entered into with its directors, members of the supervisory committee, or senior managers and which involve a relevant amount. The transaction is considered to have a relevant amount when it exceeds: (i) one percent (1%) of the corporate capital, measured pursuant to the last approved financial statements, and (ii) the equivalent of three hundred thousand Pesos (Ps. 300,000).

The related person with an interest in the transaction should submit all the relevant documentation to the approval of the board of directors. The directors shall request a report of the audit committee stating if the conditions of the operation may be reasonably considered adequate according to normal market conditions and additionally, they may request a report of two independent evaluating firms that shall have informed about the same matter and about the other operation conditions. Immediately after being approved by the board of directors the transaction has to be informed to the Comisión Nacional de Valores.

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

At our shareholders meeting held on October 31, 2008, the shareholders approved an aggregate compensation of Ps.4.2 million for all of our directors for the fiscal year ended June 30, 2008.

The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2008 was Ps.4.05 million.

The shareholders meeting held on October 31, 2008, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

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

When we declare and pay dividends on the common shares, the holders of our GDRs, each representing the right to receive ten ordinary shares, outstanding on the corresponding registration date, are entitled to receive the dividends due on the common shares underlying the GDRs, subject to the terms of the Deposit Agreement dated as of May 24, 1994, as amended and restated as of December 12, 1994, as further amended and restated as of November 15, 2000, executed by and between us, The Bank of New York, as depositary and the eventual holders of GDRs. The cash dividends are to be paid in Pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the GDRs net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges. Since January 2002 and due to the devaluation of the Peso, the exchange rate for the dividends will occur at a floating market rate, which, as of the date of this annual report is Ps.3.406 for each U.S. dollar.

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

Rights to share in any surplus in the event of liquidation

In the event of liquidation, dissolution or winding-up of our company, our assets are:

•	to be applied to satisfy our liabilities; and

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

Holders of common shares are entitled to one vote per share. Owners of common shares represented by GDRs exercise their voting rights through the GDR Depositary, who acts upon instructions received from such shareholders and, in the absence of instructions, votes in accordance with the instructions given to the GDR Depositary by the board of directors as set forth in a written notice delivered to the GDR Depositary prior to the meeting.

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

Compliance with NYSE listing standards on corporate governance

New York Stock Exchange and Argentine Corporate Governance Requirements

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Corporations Law, Decree N 677/01 and the Standards of the Comisión Nacional de Valores, as well as by our corporate by-laws. We have securities that are registered with the Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), and is therefore subject to corporate governance requirements applicable to NYSE-listed non-US companies (a “NYSE-listed” company).

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

The most relevant differences between our corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for US companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices
Section 303A.01 A NYSE-listed company must have a majority of independent directors on its board of directors.	IRSA follows Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Section 303A.02 This section establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)), and emphasizes that the concern is independence from management. The board is also required to express an opinion with regard to the independence or lack of independence, on a case by case basis, of each individual director.	Comisión Nacional de Valores’ standards (General Resolution No. 400, as amended) for purposes of identifying an independent director are substantially similar to NYSE’s standards. Comisión Nacional de Valores standards provide that independence is required with respect to the Company itself and to its shareholders with direct or indirect material holdings (35% or more). To qualify as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as “independent directors” shall also not be considered “independent.” When directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

NYSE Standards for US companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices
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

Section 303A.05(a) Listed companies shall have a “Compensation Committee” comprised entirely of independent directors.	Neither Argentine law nor IRSA’s by-laws require the formation of a “Compensation Committee.” Under Argentine law, if the compensation of the members of the board of directors and the supervisory committee is not established in the by-laws of a company, it should be determined at the shareholders meeting.

Section 303A.05(b). The “Compensation Committee” shall have a written charter addressing the committee’s purpose and certain minimum responsibilities as set forth in Section 303A.05(b)(i) and (ii).	Neither Argentine law nor IRSA’s by-laws require the formation of a “Compensation Committee.”

Section 303A.06 Listed companies must have an “Audit Committee” that satisfies the requirements of Rule 10 A-3 under the 1934 Exchange Act (the “Exchange Act”). Foreign private issuers must satisfy the requirements of Rule 10 A-3 under the Exchange Act as of July 31, 2005.	Pursuant to Decree No. 677/01 and Comisión Nacional de Valores Standards, as from May 27, 2004 IRSA has appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

Section 303A.07(a) The Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	In accordance with Argentine law, a public Company must have an Audit Committee with a minimum of three members of the board of directors, the majority of which shall be independent pursuant to the criteria established by the Comisión Nacional de Valores. There is no requirement related to the financial expertise of the members of the Audit Committee. However, our Audit Committee has a financial expert. The committee creates it own written internal code that addresses among others: (i) its purpose; (ii) an annual performance evaluation of the committee; and (iii) its duties and responsibilities.

C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the sections Related Party Transactions, Recent Developments, and Our Indebtedness.

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

•

transfers abroad for the payment of indebtedness of private entities (comprising both financial and non-financial institutions) and government owned entities; provided that they fulfill certain regulatory requirements among others such as (i) a sworn statement affirming the fulfillment of Communication “A” 3602 informative requirements; (ii) the possession of documents which evidence the genuineness of the operation being cancelled, i.e., the entry into the country of the finance proceed and/or its use to cancel the financial or commercial debt, etc.; (iii) the amounts to be transferred have been adjusted, as the case may be, in accordance to Decree 214/02 as amended; and (iv) the fact that the inflows have remained in the county for the legal minimum term (180 days until May 26, 2005 or 365 for funds entered into after that date) has been verified;

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

Direct investments m7ade abroad by Argentine residents

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

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust.

•	if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2008, and we do not currently expect to become a PFIC, although there can be no assurance in this regard.

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

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the GDSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina and (iv) a permanent business establishment in Argentina owned by a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this annual report, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Taxation of Dividends

Dividends, either in cash, shares, or kind approved by our shareholders are currently exempt from Argentine withholding or other taxes.

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

Taxation of Capital Gains

Due to certain amendments made to the Argentine Income Tax Law, it is not entirely clear whether certain amendments concerning payment of income tax on capital gains arising from the sale, exchange, or other disposition of shares are in effect or not. Although Opinion No. 351 of the National Treasury General Attorney Office clarified the legal status of certain matters affecting the tax treatment of capital gains certain issues still remain unclear.

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

Losses arising from the sale, exchange or other disposition of shares or GDSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

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

Our shareholders approved the absorption of personal asset tax by the Company for the years 2002 to 2008. There can be no assurance that in the future this tax will be absorbed by the Company.

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

The tax law and its regulations provide several exemptions to this tax. For example, it does not apply to entities recognized as exempt from income tax, to debits and credits relating to salaries, to retirement and pension emoluments credited directly by banking means and withdrawals made in connection with such credits, to credits in checking accounts originated from bank loans, and to transfers of checks by endorsement.

The general rate of the tax is 0.6%. An increased rate of 1.2% applies in cases in which there has been a substitution for the use of a checking account.

Pursuant to Argentine Regulatory Decree 380/2001, as amended, 34% of the tax paid on credits levied at the 0.6% rate and 17% of the tax paid on transactions levied at the 1.2% tax rate can be used, to its exhaustion, as a credit against income tax, tax on minimum notional income and/or the special contribution on cooperatives capital.

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

F. Dividends and Paying Agents

This Section is not applicable.

G. Statement by Experts

This section is not applicable.

H. Documents on display

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-

800-SEC-0330. Our Internet address is http://www.irsa.com.ar. It should be noted that nothing on our website should be considered part of this annual report. You may request a copy of these filings at no cost, by writing or calling the offices of IRSA, Moreno 877, (C1091AAQ) Buenos Aires, Argentina. Our telephone number is +54-11-4323-7400.

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

We are also exposed to changes in interest rates as a result of Tarshop S.A.´s retained interests in securitized credit card receivables which fair value depends, among others factors, on the TDFs interest rate. Under securitization programs, TDFs pay the variable interest rate published by Argentine Central Bank, known as “BADLAR” plus a fixed spread. The spread level is set according to general market conditions at the time of issuance. Both TDFs “A” and “B” have different cap and floor settings in order to mitigate interest rate risk exposure. Regarding to the fair value calculation, revolving series have less interest rate risk than non revolving series.

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

IRSA Indebtedness

	As of June 30, 2008 Expected contractual maturity date (Ps. million)
	Average Interest Rate	Total Long- Term Outstanding Debt 2008	Under 1 year	More than 1 and not more than 2 years	More than 2 and not more than 3 years	More than 3 and not more than 5 years	More than 5 and not more than 10 years	Fair Value(2)
Long-Term Debt:
Fixed rate
(US$ denominated)(1)(3)	8.5%	469,71	15,96	—	—	—	453,75	357,64
(US$ denominated)(1)(4)	12%	103,58	22,37	20,30	20,30	40,61		103,58

(1)	Dollars-denominated loans were converted to Pesos at an exchange rate of Ps. 3.025 per U.S. Dollar.

(2)	It includes accrued interest

(3)	It corresponds to the Note due 2017

(4)	Dollar-denominated bank loan.

Alto Palermo Indebtedness

	As of June 30, 2008 Expected contractual maturity date
	Average Interest Rate	Total Long- Term Outstanding Debt 2008	Under 1 year	More than 1 and not more than 2 years	More than 2 and not more than 3 years	More than 3 and not more than 5 years	More than 5 and not more than 10 years	Fair Value(4)
Long-Term Debt:
Fixed rate Debt (US$)(5)
Principal Payment and accrued interest(1)		149,40	6,54			142,86		1729,81
Average Interest Rate	10%
Fixed rate Debt (US$)(5)
Principal Payment and accrued interest(2)		366,89	3,89				363,00	264,34
Average Interest Rate	7,875%
Fixed rate Debt (Pesos)
Principal Payment and accrued interest(3)		154,91	22,90	44,01	44,01	44,01		129,22
Average Interest Rate	11%

(1)	It corresponds to Convertible Note.

(2)	It corresponds to the series I Note due 2017.

(3)	It corresponds to the series II Note due 2012

(4)	It includes accrued interest.

(5)	Dollars-denominated loans were converted to Pesos at an exchange rate of Ps. 3.025 per U.S. Dollar.

Sensitivity to Exchange Rates and Interest rates

We are also exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations. Our interest expense is sensitive to changes in the general level of interest rates because part of our long-term debt (i.e., our secured floating rate notes and syndicated loan, which as of the date of this annual report have been repaid) bear interest at floating rates.

As of the date of this annual report we do not have any floating rate notes or loans, as a result our interest expenses are not sensitive to changes in the general level of interest rates.

As of the date of this Form 20-F, outstanding indebtedness represented by our notes due 2017 accrues interest at a fix rate of 8.5% per year. Its fair market value tends to drop 5.3% per 100 Bps of increase in interest rate levels. In addition, APSA’s Series I fair market value tends to drop 5.5% and Series II 1.99% per 100 Bps of increase in interest rate levels.

Also, a change of 1% in Ps. / US$ exchange rate would imply a Ps. 5.6 million change in the Peso equivalent of our debt face value and increases our interest expenses in Ps. 0.5 million annually. In addition, a change of 1% in Ps. / US$ exchange rate would imply a Ps. 5.1 million change in the Peso equivalent of APSA’s debt face value and increases their interest expenses in Ps. 0.4 million annually.

Since June 30, 2008, the Peso has deppreciated versus the U.S. dollar from an exchange rate of Ps.3.025 =US$1.00 to an exchange rate of Ps.3.4060=US$1.00 at December 17, 2008 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. The devaluation of the Peso against the U.S. dollar during such period was 12,6%.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of our market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis

Current Situation

Although during the six months after the close of fiscal year ended June 30, 2008, the nominal value of our debt did not change, variations in market prices and in exchange rates produced significant variations on the fair value of our debt.

As of December 10, 2008, the fair market value of the outstanding indebtedness was Ps. 216.5 millions. The fair market value of our debt tends to drop 4.6% per 100 Bps of increase in interest rate levels. In addition, APSA’s Series I fair market value tends to drop 4.1% and Series II 0.8% per 100 Bps of increase in interest rate levels.

Also, a change of 1% in Ps. / US$ exchange rate would imply a Ps. 6.3 million change in the Peso equivalent of our debt face value and would increase our interest expenses in Ps. 0.6 million annually. In addition, a change of 1% in Ps. / US$ exchange rate would imply a Ps. 5.7 million change in the Peso equivalent of APSA’s debt face value and increases their interest expenses in Ps. 0.5 million annually.

As of December 10, 2008 the amount of cash, cash equivalents and current investments was reduced by approximately 75% since Junes 30, 2008. A 100 BPs parallel change in the interest rate curve would not have a significant impact on the value of our investment portfolio, its value tends to drop in Ps. 0.17 millions per 100 Bps of increase in interest rate level. Also, an increase of 1% in Pesos / dollars exchange rate would imply an increase of Ps. 0.1 million in the value of our investments in foreign currency.

The resuts of Alto Palermo’s subsidiary Tarshop S.A., might be negatively impacted by a reduction in revenues because of lower transaction volumes following a general slowdown in the economy, increased competition or regulation and increased perceived risk thatmay prompt Tarshop to reduce its credit exposure. A drop in interest rates on customer accounts may reduce revenues as a result of increased regulations or more competition in the marketplace. Results may also be affected negatively because of higher funding costs that result from negative conditions in global and local financial markets, higher levels of subordination upon the underwriting of Credit Card Trusts as a result of increasing delinquency levels, lack of traditional sources of funding such as Pension Funds or increased financial trust operating costs. We cannot assure you that it will be able to seek funding through financial trusts in the furture. Results may also be adversely affected because of increases in bad loans and write offs caused by a decrease in the purchasing power of cardholders or a slowdown of the economy, extending our credit portfolio average duration.

ITEM 12.	Description of Other than Equity Securities

This item is not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Fair Price Provision

At our annual meeting held on October 30, 2000, our shareholders approved an amendment to our bylaws which included the adoption of a fair price provision (the “Fair Price Provision”). On March 8, 2002 our shareholders decided to make a new amendment to Article Nine of our bylaws including, among others, an increase in the minimum percentage of capital obliged to comply with the Fair Price Provision, from twenty percent (20%) to thirty five percent (35%), according to Decree No. 677/2001. On October 10, 2007, our shareholders decided to make a new amendment to Article Nine of our bylaws, to include the control concept under Decree No. 677/2001, which provides for the effective control regularly held in addition to the legal control.

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

On February 2, 2007 we issued our 2017 fixed rate notes for a total amount of US$150 million at an annual interest rate of 8.5% payable semi-annual and mature on February 2, 2017. This bond limits our ability to pay dividends which may not exceed the sum of:

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

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2008. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2008.

B. Management’s Annual Report on Internal Control Over Financial Reporting

The management of IRSA Inversiones y Representaciones S.A. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Argentine generally accepted accounting principles and reconciling the Argentine GAAP figures to US GAAP.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2008, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The Company’s independent registered public accounting firm, Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina -member firm of PricewaterhouseCoopers-, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

D. Changes in Internal Control Over Financial Reporting

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

A. Audit Committee Financial Expert

Pursuant to the System governing the Transparency of Public Offers established through Decree No. 677/2001, the rules of the Comisión Nacional de Valores, its Resolution No. 400 and 402, the board of directors established that the Audit Committee shall be a committee of the board of directors. The main function of the Audit Committee is to assist the board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, the audit committee may be requested by the board of directors to report if the conditions of a related party transaction may be reasonably considered adequate according to normal market conditions.

On November 3, 2008, our board of directors appointed Ricardo Liberman as member of the audit committee. As of the date of this annual report, the members of the audit committee are Cedric Bridger, Ricardo Liberman, and Mario Blejer, all of them independent members. Cedric Bridger is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).

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

C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2008 and June 30, 2007, we were billed a total amount of Ps. 3.8 million and Ps.2.4 million respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements, performance of the audit or review of our interim financial statements, and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2008 and June 30, 2007, we were billed a total amount of Ps.0.02 million and Ps.0.3 million respectively, for professional services rendered by our principal accountants mainly related to the issuance of covenants certificates and other certifications.

Tax Fees

During the fiscal years ended June 30, 2008 and June 30, 2007, we were billed a total amount of Ps.0.1 million and Ps.0.00 million, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning.

All Other Fees

During fiscal year ended June 30, 2008 and June 30, 2007 we were billed for professional services rendered by our principal accountants, including fees mainly related to special assignments and courses, a total amount of Ps. 0.4 million and Ps. 0.0 million, respectively.

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

D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

E. Purchase of Equity Securities by the Issuer and its Affiliates

This section is not applicable.

PART III

ITEM 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-171.

Index to Financial Statements (see page F-1).

ITEM 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

2.1****	Indenture dated February 2, 2007, between the Company as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Río de la Plata S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated June 30, 2007.

4.2****	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated August 23, 2007.

4.3	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

8.1	List of Subsidiaries.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-3 (File No. 333-7984) filed with the SEC on November 18, 1997.

**	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on July 6, 2004.

***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on August 1, 2005.

****	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 27, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA INVERSIONES Y REPRESENTACIONES
SOCIEDAD ANÓNIMA

/s/ Eduardo S. Elsztain
Eduardo S. Elsztain Chief Executive Officer

Date: December 30, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit for the year ended June 30 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ Andrés Suarez (Partner)
Andrés Suarez

Buenos Aires, Argentina

December 30, 2008

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

	2008		2007
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 29.e.)	Ps.	161,748	Ps.	218,356
Investments (Notes 4.b. and 29.e.)		383,444		638,351
Accounts receivable, net (Notes 4.c. and 29.e.)		186,017		172,733
Other receivables and prepaid expenses (Notes 4.d. and 29.e.)		109,031		110,975
Inventories (Note 4.e.)		53,602		35,375

Total current assets		893,842		1,175,790

Non-Current Assets
Accounts receivable, net (Notes 4.c. and 29.e.)		10,395		42,442
Other receivables and prepaid expenses (Notes 4.d. and 29.e.)		140,314		81,202
Inventories (Note 4.e.)		129,178		220,828
Investments (Notes 4.b. and 29.e.)		833,373		673,273
Fixed assets, net (Note 29.a.)		2,530,141		2,027,311
Intangible assets, net (Note 29.b.)		8,612		2,822

Subtotal Non-Current Assets		3,652,013		3,047,878

Negative goodwill, net		(73,883)		(78,769)

Total non-current assets		3,578,130		2,969,109

Total Assets	Ps.	4,471,972	Ps.	4,144,899

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f. and 29.e.)	Ps.	242,063	Ps.	195,870
Mortgages payable (Notes 4.l. and 29.e.)		2,919		17,538
Customer advances (Notes 4.g. and 29.e.)		104,584		88,810
Short-term debt (Notes 4.i. and 29.e.)		187,234		196,655
Salaries and social security payable (Note 4.h.)		33,955		26,841
Taxes payable (Notes 4.j. and 29.e.)		76,708		64,712
Other liabilities (Notes 4.k. and 29.e.)		94,804		61,656

Total current liabilities		742,267		652,082

Non-Current Liabilities
Trade accounts payable (Notes 4.f. and 29.e.)		55,140		40,942
Mortgages payable (Notes 4.l. and 29.e.)		1,538		4,557
Customer advances (Note 4.g.)		98,797		63,908
Long-term debt (Notes 4.i. and 29.e.)		1,119,726		1,217,866
Taxes payable (Note 4.j.)		35,327		29,556
Other liabilities (Notes 4.k. and 29.e.)		38,284		38,864

Total non-current liabilities		1,348,812		1,395,693

Total Liabilities		2,091,079		2,047,775

Minority interest		456,715		450,410

SHAREHOLDERS’ EQUITY		1,924,178		1,646,714

Total Liabilities and Shareholders’ Equity	Ps.	4,471,972	Ps.	4,144,899

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

	2008		2007		2006
Revenues	Ps.	1,084,242	Ps.	738,756	Ps.	577,680
Costs (Note 29.d)		(489,661)		(311,647)		(243,831)

Gross profit		594,581		427,109		333,849

Gain from recognition of inventories at net realizable value		2,832		20,737		9,063
Selling expenses		(163,986)		(113,709)		(60,105)
Administrative expenses		(179,994)		(141,427)		(96,882)

Subtotal		(341,148)		(234,399)		(147,924)

Net (loss) income from retained interest in securitized receivables (Note 16)		(1,261)		3,254		2,625
Gain from operations and holdings of real estate assets, net (Note 7)		2,670		2,568		12,616

Operating income		254,842		198,532		201,166

Amortization of negative goodwill, net		1,638		(1,472)		(1,080)
(Loss) gain on equity investees		(13,209)		40,026		41,657
Financial results, net (Note 8)		(76,742)		4,099		(40,926)
Other expenses, net (Note 9)		(5,642)		(14,100)		(18,263)

Income before taxes and minority interest		160,887		227,085		182,554

Income tax and MPIT		(78,112)		(87,539)		(58,791)
Minority interest		(27,900)		(32,449)		(27,190)

Net income	Ps.	54,875	Ps.	107,097	Ps.	96,573

Earnings per share (Note 18):
Basic net income per share	Ps.	0.10	Ps.	0.24	Ps.	0.25

Diluted net income per share	Ps.	0.10	Ps.	0.20	Ps.	0.23

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders´ contributions
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.d.)		Reserve for new developments (note 5.d.)		Retained earnings (Accumulated deficit)		Shareholders’ equity
Balances as of June 30, 2005	Ps.	357,267	Ps.	274,387	Ps.	676,171	Ps.	1,307,825	Ps.	19,447	Ps.	—	Ps.	(75,043)	Ps.	1,252,229

Conversion of debt into common shares		55,961		—		37,360		93,321		—		—		—		93,321
Exercise of warrants		22,220		—		21,423		43,643		—		—		—		43,643
Accumulated losses absorption of approved by shareholders meeting held November 29, 2005		—		—		(75,043)		(75,043)		—		—		75,043		—
Net income for the year		—		—		—		—		—		—		96,573		96,573

Balances as of June 30, 2006	Ps.	435,448	Ps.	274,387	Ps.	659,911	Ps.	1,369,746	Ps.	19,447	Ps.	—	Ps.	96,573	Ps.	1,485,766

Conversion of debt into common shares		16,641		—		11,252		27,893		—		—		—		27,893
Exercise of warrants		12,880		—		13,078		25,958		—		—		—		25,958
Appropriation of retained earnings approved by shareholders meeting held October 31, 2006		—		—		—		—		4,829		91,744		(96,573)		—
Net income for the year		—		—		—		—		—		—		107,097		107,097

Balances as of June 30, 2007	Ps.	464,969	Ps.	274,387	Ps.	684,241	Ps.	1,423,597	Ps.	24,276	Ps.	91,744	Ps.	107,097	Ps.	1,646,714

Conversion of debt into common shares		34,582		—		24,591		59,173		—		—		—		59,173
Exercise of warrants		79,125		—		84,291		163,416		—		—		—		163,416
Appropriation of retained earnings approved by shareholders meeting held October 10, 2007		—		—		—		—		5,355		101,742		(107,097)		—
Net income for the year		—		—		—		—		—		—		54,875		54,875

Balances as of June 30, 2008	Ps.	578,676	Ps.	274,387	Ps.	793,123	Ps.	1,646,186	Ps.	29,631	Ps.	193,486	Ps.	54,875	Ps.	1,924,178

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

	2008		2007		2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	54,875	Ps.	107,097	Ps.	96,573
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and MPIT		78,112		87,539		58,791
Depreciation and amortization		116,631		98,299		81,313
Minority interest		27,900		32,449		27,190
Accruals for director’s fees		15,658		14,464		13,778
Allowances and provisions		75,745		38,612		23,916
Loss (gain) on equity investees		13,209		(40,026)		(41,657)
Gain from operations and holdings of real estate assets, net		(2,670)		(2,568)		(12,616)
Financial results		6,566		(39,716)		24,252
Gain from recognition of inventories at net realizable value		(2,832)		(20,737)		(9,063)
Goodwill impairment		—		635		—
Gain from sale of inventories		(14,541)		—		(44,020)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
(Increase) decrease in current investments		(22,721)		(29,833)		10,279
Increase in non-current investments		(1,400)		(35,587)		(26,433)
Increase in accounts receivable, net		(121,069)		(79,732)		(80,339)
(Increase) decrease in other receivables and prepaid expenses, net		(51,089)		(79,555)		8,128
Decrease in inventories		129,729		28,967		25,070
(Increase) decrease in intangible assets		(1,619)		(762)		112
Increase in trade accounts payable		40,755		65,148		55,980
Decrease in customer advances, salaries and social security payable and taxes payable		(30,408)		(12,759)		(28,378)
Increase (decrease) in other liabilities		1,489		9,622		(2,157)
Increase in accrued interest		7,613		21,542		13,966

Net cash provided by operating activities		319,933		163,099		194,685

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses and assets net of cash acquired (i)		(419,020)		(56,093)		(4,231)
Acquisition of undeveloped parcels of land		(17,225)		(9,297)		(62,082)
Acquisition of fixed assets		(332,454)		(410,080)		(54,119)
Increase in equity investees and non-current investments		(23,892)		—		(1,618)
Decrease in minority interest		—		(41,013)		(7,251)
Guarantee deposit		—		9,111		(8,610)
Sale of IRSA Telecommunications N.V.		—		—		1,719
Advance payments for the acquisition of shares		(683)		(3,995)		—
Loans granted to related parties		—		—		(375)
Cash collected from insurance claims		4,677		593		—

Net cash used in investing activities		(788,597)		(510,774)		(136,567)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from settlement of swap agreement		—		—		1,190
Increase in short-term and long-term debt		183,485		1,199,675		45,066
Payment of short-term and long-term debt		(48,950)		(292,158)		(82,474)
Exercise of warrants		163,416		25,958		43,642
Dividends paid by subsidiaries to minority shareholders		(24,332)		(23,175)		(12,715)
Payment of seller financing of Mendoza Plaza Shopping S.A.		—		—		(5,150)
Decrease in mortgages payable		(18,425)		(18,042)		(25,561)
Settlement of debt with related companies		—		—		(765)
Re purchase of debt		(138,583)		—		—
Capital contribution by minority owners in related parties		32,534		—		—

Net cash provided by (used in) financing activities		149,145		892,258		(36,767)

Net (decrease) increase in cash and cash equivalents		(319,519)		544,583		21,351
Cash and cash equivalents as of the beginning of the year		708,523		163,940		142,589

Cash and cash equivalents as of the end of the year	Ps.	389,004	Ps.	708,523	Ps.	163,940

(i)	Includes Ps. 228.3 million for the acquisition of the República Building (asset acquisition). See Note 2.g. for details.

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2008, 2007 and 2006 (continued)

(Amounts in thousands, except share data and as otherwise indicated)

	2008		2007	2006
Supplemental cash flow information:
Cash paid during the year for:
Interest paid	Ps.	125,063	Ps. 43,968	Ps. 51,342
Income tax paid		63,743	17,603	11,440

Non-cash investing and financing activities:
Conversion of debt into common shares	Ps.	59,174	Ps. 27,893	Ps. 93,322
Increase in inventory through a decrease in undeveloped parcels of land		—	—	33,006
Liquidation of interest in credit card receivables		56,573	8,873	10,364
Increase in fixed assets through a decrease in undeveloped parcels of land		—	66,958	1,626
Increase in inventory through a decrease in fixed assets		—	—	1,422
Increase in fixed assets through an increase in other receivables		—	12,161	348
Increase in undeveloped parcels of land through an increase in accounts payable		5,445	—	—
Increase in fixed assets through a decrease in inventory		—	1,521	293
Increase in other receivables through a decrease in fixed assets		—	—	71
Increase in other receivables through a decrease in intangible assets		—	—	12
(Decrease) Increase in fixed assets through an (increase) decrease in other investments		(49,872)	59,912	8
Increase in intangible assets through a decrease in fixed assets		—	—	6
Decrease in undeveloped parcels of land through an increase in inventories		9,223	—	—
Transfer of inventories to long-term investment		705	—	—
Increase in non current investment through an increase in long-term debt		23,212	27,522	—
Increase in fixed assets through an increase in accounts payable		1,069	—	—
Increase in accounts receivable through a decrease in inventories		365	—	—
Increase in costs of issuance of debt through an increase in trade accounts payables		—	1,691	—
Increase in short-term and long-term debt through a decrease in other liabilities		—	2,614	—
Decrease in inventory through a decrease in mortgages payables		—	3,632	—
Seller financing for acquisition of subsidiaries and minority interest		9,090	27,522	—
Increase in long-term investment through a decrease in other receivables		3,995	—	—
Increase in fixed assets through an increase in mortgages payable		—	8,649	—

	2008		2007	2006
Acquisitions of business or net assets:
Cash and cash equivalents		—	29,417	—
Fair market value of inventories		—	66,057	—
Fair market value of fixed assets acquired (i)		405,446	158,549	—
Fair market value of intangible assets acquired (i)		6,533	—	—
Fair market value of other assets acquired		5,398	5,661	4,320
Fair market value of liabilities assumed (i)		(13,028)	(47,491)	(89)

Net assets acquired		404,349	212,193	4,231
Minority interest		20,049	(36,029)	—
Goodwill (negative goodwill)		3,712	(10,036)	—

Purchase price		428,110	166,128	4,231
Seller financing		(9,090)	(80,618)	—

Purchase price paid		419,020	85,510	4,231
Less: cash and cash equivalents acquired		—	(29,417)	—

Net cash paid for the acquisition		419,020	56,093	4,231

(i)	Includes Ps. 229.9 million, Ps. 0.6 million and Ps. 2.2 million relating to the fair market value of fixed and intangible assets acquired and liabilities assumed for the acquisition of República Building (asset acquisition). See Note 2.g. for details.

The accompanying notes are an integral part of these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

1.	Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is a real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries and joint ventures (IRSA and subsidiaries are collectively referred hereinafter as the “Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale and the acquisition of undeveloped land reserves either for future development or sale, (ii) the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, (iii) the acquisition, development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the origination of consumer loans and credit card receivables and securitization activities and (vi) other non-core activities. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

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

Additionally as discussed in Note 3.n. in order to comply with regulations of the CNV, the Company recognized deferred income taxes on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP but did not have a material effect on the consolidated financial statements for the year ended June 30, 2006. As further discussed in Note 2.d., in December 2005 and January 2006, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning its accounting practices with that of the CNV. Since the CNV adopted the CPCECABA standards effective for the Company for the fiscal year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the CNV regulations.

As discussed in Note 2.c., in order to comply with the regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the consolidated financial statements.

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

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

b.	Basis of consolidation (continued)

A description of the subsidiaries over which the Company has effective control and joint control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2008	2007	2006
Controlled and jointly controlled companies
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”) (iii) and (iv)	100.00%	100.00%	66.67%
Abril S.A. (“Abril”) (ii) and (iii)	—	—	83.33%
Pereiraola S.A. (“Pereiraola”) (ii)	100.00%	100.00%	83.33%
Baldovinos S.A. (“Baldovinos”) (ii)	—	—	83.33%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Patagonian Investment S.A. (“Patagonian Investment”) (v)	100.00%	100.00%	—
Alto Palermo S.A. ( “APSA”)	63.34%	62.48%	61.54%
Llao Llao Resorts S.A. (“LLR”)	50.00%	50.00%	50.00%
Rummaala S.A. (“Rummaala”) (iii)	50.00%	100.00%	—
Canteras Natal Crespo S.A. (“Canteras Natal Crespo”)	50.00%	50.00%	43.18%
CYRSA S.A. (“CYRSA”) (vi)	50.00%	100.00%	—
Solares de Santa María S.A. (“Solares de Santa María”) (iii)	90.00%	90.00%	—
Inversora Bolívar S.A.(“Inversora Bolívar”)	100.00%	100.00%	66.67%
Quality Invest S.A. (iii)	100.00%	—	—
E-Commerce Latina S.A. (“E-Commerce”) (iii)	100.00%	—	—
Financel Communications S.A. (iii)	80.00%	—	—

(i)	Percentage of equity interest owned has been rounded and does not consider the effects of the potential conversion of irrevocable contributions into common shares.
(ii)	Equity interests in Pereiraola are held 50% directly by IRSA and 50% indirectly through its subsidiary Inversora Bolívar. Equity interests in Abril and Baldovinos were held 50% directly by IRSA and 50% indirectly through its subsidiary Inversora Bolívar. In the fiscal year ended June 30, 2007, Baldovinos was merged with and into Inversora Bolívar. In the fiscal year June 30, 2007 IRSA transferred the shares of Abril (See Note 2.g. for details)
(iii)	See Note 2.g. for details.
(iv)	Equity interest in Palermo Invest is held 98% directly by IRSA and 2% indirectly through Patagonian Investment.
(v)	Formed on July 21, 2006.
(vi)	Formed on April 13, 2007 to develop specific projects. See Note 2.g.

Proportionate consolidation

The Company exercises joint control over Metroshop (through APSA), Canteras Natal Crespo, Rummaala and CYRSA. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, the Company accounted for these investments under the proportionate consolidation method. Accordingly, these financial statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis.

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

for the years ended June 30, 2008, 2007 and 2006

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

The most significant changes included in the accounting standards adopted by the CNV related to (i) changes in the impairment test of long-lived assets, (ii) changes to deferred income tax accounting and (iii) accounting of deferred income taxes on a non-discounted basis.

Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when its value in use or its net realizable value, whichever is greater, is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable is determined by the selling price of the assets costs to sell.

The new standards provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent at the time of adoption of the standard. As a result, the Company elected to continue treating differences as permanent. Should the inflation adjustment be treated as a temporary difference for deferred income tax purposes, the shareholders´ equity as of June 30, 2008 would have decreased approximately Ps. 155.4 million with a corresponding effect of Ps. 20.6 million and Ps. 176.0 million in the in statement of income of the year ended June 30, 2008 and retained earnings, respectively.

In accordance with the Company’s Management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

e.	Reclassifications

Certain reclassifications of prior year’s information have been made to conform to the current year presentation. The reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

f.	Functional currency and reporting currency

The Company’s functional and reporting currency is the Argentine Peso. Solely for the convenience of the reader certain amounts are alternatively expressed in Argentine Pesos or US Dollars in the notes to the financial statements. Translations should not be construed as a representation that the amounts shown could have been, or could be, converted into US Dollars at that or any other rate.

g.	Significant acquisitions, dispositions and development of businesses

In the preparation of these consolidated financial statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s consolidated financial statements since the date of the respective acquisition.

Year ended June 30, 2008

Financel Communications S.A.

In August 2007, the Company together with an unrelated party, Prisma Investments S.A., formed Financel Communications S.A. (“Financel”) for the purpose of creating innovative solutions for collections and payments through the use of cell phones. Financel together with Tarjeta Shopping S.A. (a subsidiary of APSA) and CTI Móvil (a cell phone company in Argentina) created “Compra Móvil”, a cell phone purchase system by which CTI cell users would be able to complete purchase transactions in a quick and secure fashion. As of the date of these financial statements, Financel has not started operations yet.

Quality Invest S.A.

In August 2007, the Company formed Quality Invest S.A. for the purpose of investing in different individual or corporate businesses, as well as, transacting with financial instruments except for transactions which would require registration of the company under the law for financial institutions. As of the date of these financial statements, Quality Invest has not started operations yet.

Exercise of option

In August 2007, APSA exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. APSA paid US$ 0.6 million for the option and is accounted for under non current investments. The purchase is subject to certain approvals by the regulatory authorities which have not been obtained as of the date of these financial statements. Should the approvals be obtained, APSA committed to invest approximately US$ 24.4 million.

Barter transaction agreement

In October 2007, APSA entered into a barter agreement with an unrelated party Condominios del Alto S.A. pursuant to which APSA bartered a plot of land located in Rosario, Province of Santa Fe for future 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, APSA will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$ 1.1 million. Upon signing of the agreement, Condominios del Alto S.A. paid APSA US$ 15 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of APSA for US$ 1.1 million; (ii) established a security insurance of which APSA will be assignor of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 0.8 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Acquisition of Soleil Factory shopping center business

On December 28, 2007, APSA entered into an agreement with INCSA, an unrelated party, for the acquisition of Soleil Factory shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million were paid. The transaction is subject to certain suspensive conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will accrue fixed interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, APSA entered into an offer to acquire, construct and operate a shopping center on land property of INCSA located in San Miguel de Tucumán, Province of Tucumán, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other suspensive conditions. The parties determined the value of this transaction to be US$ 1.3 million, of which a de minimis amount was paid in January 2008.

Acquisition of plot of land

On June 24, 2008, APSA purchased from Dowler Company S.A, an unrelated party,. a plot of land located at Beruti street No. 3351/3359 in the vicinity of the Alto Palermo shopping mall. The purchase price was US$ 17.8 million of which, as of the date of these financial statements, US$ 8.9 million was paid. The unpaid balance will be paid in two annual and consecutive installments of US$ 4.4 million due on February 2009 and 2010. The plot of land was mortgaged in favor of Dowler Company S.A..

Acquisition of 50% of Bank Boston building.

In August 2007, the Company acquired a 50% interest in the building (including in place leases) known as “Bank Boston Tower”, a 31,670 sq. meter property located in Buenos Aires, for total consideration of US$ 54 million. The acquisition has been accounted for as a business acquisition.

Offer for the acquisition of Uruguayan company.

In May 2008, the Company offered to acquire an Uruguayan company owner of several plots of land in Montevideo, Uruguay for approximately US$ 7 million. The Company intends to develop an urban project on the site. As of the date of these financial statements, the transaction has not been closed yet.

Acquisition of a plot of land in Luján

In May 2008, IRSA entered into a preliminary purchase contract with transfer of possession with Birafriends S.A. (an unrelated party) for the acquisition of a plot of land in Luján, Province of Buenos Aires, for a total purchase price of US$ 3.0 million. IRSA paid US$ 1.2 million and the remaining balance will be paid at the time of the signing of the deed. On December 2008, IRSA assigned the preliminary purchase contract to Cresud. Cresud will pay the remaining balance at the time of the signing of the deed, and will also refund IRSA the amount the Company paid at the time of the signing of the preliminary purchase.

Barter transaction with CYRSA

The Company signed with CYRSA a deed of exchange for US$ 12,600 by which IRSA handed over to CYRSA a plot of land in the Caballito neighborhood. On its part, CYRSA committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon CYRSA´s election. As consideration CYRSA will pay US$ 120 and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land. If CYRSA decides not to construct the third building by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building. To guarantee the compliance with its obligations CYRSA has mortgaged the plot of land in the amount of US$ 12,600. This transaction generated a gross result before taxes of Ps. 29,100, which was eliminated in accordance with the ownership of CYRSA S.A. On July 31, 2008, the title deed to the land was executed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Acquisition of Museo Renault

In December 2007 the Company acquired certain functional units (including in place lease) of the “Palacio Alcorta” (also known as “Museo Renault”) real estate for the total consideration of US$ 3,200. The acquisition has been accounted for as a business acquisition.

Acquisition of minority interest in Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., APSA signed an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping S.A., pursuant to which, among other things, Falabella had the irrevocable right to sell to APSA (put option) its ownership interest in Mendoza Plaza Shopping S.A. for a total consideration of US$ 3.0 million.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sells to APSA 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share, thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A. (“SAPSA”).

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3.0 million established in the respective option agreement (equivalent to Ps. 9.1 million). Such price was fully paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

The shares acquired on behalf of SAPSA were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1.0 million will be returned to APSA on October 2, 2008.

Sale of Bouchard building

On January 9, 2008, the Company sold to Techint Compañía Técnica International S.A.C.I. (Techint) an undivided 29.85% interest in the building known as Bouchard Plaza Building including in-place lease contracts for an aggregate price of US$ 34.4 million. The gain on the sale was Ps. 19 million.

Acquisition of Patio Olmos

In November 2006, APSA acquired from the Provincial Government of Cordoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Córdoba, Argentina for an aggregate purchase price of Ps. 32.5 million, of which APSA made a down payment of Ps. 9.7 million as of that date. The property, which is located in the City of Córdoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. APSA did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and remaining balance paid.

As part of the agreement, two spaces of the building aggregating 931 sq. meters had been reserved for public use from governmental authorities until 2032. Thus, APSA was unable to exploit the space through that date. However, in November 2007, the Government enacted a law declaring the spaces as for public use and subject to expropriation procedures for the spaces subject to payment of Ps. 0.5 million. APSA challenged the valuation before the corresponding authorities. As of the date of these financial statements, expropriation has not taken place and final payment has not been negotiated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Acquisition of Edificio República.

In April 2008, the Company acquired a building known as “República Building”, a property located in Buenos Aires. The Company paid US$ 70.2 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 33.6 million accruing interest at a fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009. The Company consulted with the Argentine Antitrust Commission whether or not this transaction should be reported as a transaction regarded as infringing antitrust laws. The Commission resolved unfavorably and the Company challenged this ruling judicially. As of the date of these financial statements, there was no final sentence as to this matter.

Commercialization of Dique III

•	Plot 1c) Dique III

In September 2004, the Company and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, housing unit, parking lots and parking spaces, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8,030. As a guaranty for the transaction, DYPSA set up a first degree mortgage for US$ 8,030 plot in favor of IRSA. During the fiscal year DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1c). The Company signed preliminary sales agreements for certain units to be received which where valued at its net realizable value. The increase for this method of valuation amounted to Ps. 21,012; of which Ps. 2,618 and Ps. 18,394 were recorded as of June 30, 2008 and 2007, respectively.

•	Plot 1e) Dique III

In June 2006, the Company and DYPSA signed a barter contract whereby the Company delivered DYPSA plot 1e) of Dique III in exchange for receiving, within a maximum term of 36 months, house units, parking and storages representing in the aggregate 31.50% of the square meters built in the building to be constructed by DYPSA. The value of the transaction to amount of US$ 13,530. In November 2007, the Company and DYPSA resolved the substitution of the mentioned exchange for a payment of US$ 18,250, which was fully collected as of June 30, 2008. The gain on the substitution was Ps. 14.8 million.

Purchase of additional shares of APSA

During the fiscal year ended June 30, 2008 the Company acquired 672,639 shares of APSA for a total amount of Ps. 7,071. As a result of this transaction, as of the date of these financial statements, IRSA’s ownership interest in APSA is 63.34%.

Year ended June 30, 2007

Acquisition of plots of land in Bariloche

In December 2006, LLR acquired from an unrelated party a plot of land located in Bariloche in the Province of Río Negro, Argentina, for an aggregate purchase price of US$ 7,000. The company paid US$ 4,200 in cash and the remaining US$ 2,800 was financed through the assumption of a first-degree mortgage on the property. The mortgage, bearing interest at a fixed rate of 7% per annum, will be payable in 36 monthly installments of US$ 86 each, beginning on January 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Acquisition of additional interest in Palermo Invest

In October 2006, the Company acquired the remaining 33,33% of Palermo Invest from GSEM/AP Holdings, L.P. for an aggregate purchase price of US$ 18,000. Palermo Invest is a corporation whose main activity is the purchase and holding of equity securities of entities which principal businesses are real estate and investment in equity securities and other form of investment. The transaction was financed US$ 9,000 in cash and US$ 9,000 through a note payable in three annual installments of US$ 3.0 million each, beginning on October 4, 2007. The note will accrue interest at a fixed rate of 9% per annum.

Acquisition of plot of land in Vicente López and creation of CYRSA

On January 16, 2007, the Company acquired the total shares of the company named Rummaala, the main asset of which was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21,172, payable as follows: (i) US$ 500 in cash paid in April 2006; (ii) US$ 3,752 in cash and (iii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 16,920, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged. Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash paid in April 2006; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

In April, 2007, the Company constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, Cyrela Brazil Realty S.A. Emprendimentos e Partiçipacões (“CYRELA”) is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, the Company contributed 100% of the shareholding of Rummaala S.A. and the liability in kind related to the acquisition of the plot of land to CYRSA in the amount of Ps. 21,500 and CYRELA contributed Ps. 21,500 (amount equivalent to the net value of the shares contributed by the Company).

The Company has subscribed with CYRELA an agreement, by which through CYRSA, operating under the name IRSA- CYRELA will start developing housing units in the Argentine Republic.

During May and June 2008 the Company (through Rummaala) continued the marketing process of the building units to be constructed on the plot referred to above called “Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 96% of the units to be marketed, which are disclosed in customer advances.

The sales price in the preliminary sales contracts consist of a fixed portion and a variable portion that will be determined according to future construction expenses. The buyer can choose from the following purchase plans:

- The balance is cancelled in installments and is fully paid at the time of transfer and signature of the deeds.

- The balance can be partially cancelled by the time of transfer and signatures of the deeds, with the remaining balance financed for 90 months, with the units mortgaged as security.

The Company has committed to transfer the functional units by February, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Panamerican Mall Project

In June 2006, APSA acquired from an unrelated party, Phillips Argentina S.A., a 28,741 square meters plot of land (the “Phillips land”) located in Saavedra, a neighborhood in the northern area of Buenos Aires, for an aggregate purchase price of US$ 17.9 million. APSA developed a project for the construction of a mall including a hypermarket, a movie theatre complex and office and/or residential buildings. For that purpose, in December 2006, APSA entered into a Construction, Management and Commercialization Agreement with an unrelated party, Centro Comercial Panamericano S.A. (“CCP”). APSA incorporated Panamerican Mall S.A. (“PAMSA”) for this purpose. APSA contributed cash and the Phillips land to PAMSA amounting to Ps. 158.3 million. APSA acquired from CCP an adjacent property amounting to Ps. 36.9 million through cash and 20% of the stock of PAMSA. In addition, APSA and CCP committed to make capital contributions amounting to US$ 37.8 million and US$ 9.4 million, respectively, to complete the project.

During the fiscal year ended June 30, 2008, APSA and CCP made irrevocable contributions to PAMSA for Ps. 87.5 million and Ps. 21.9 million, respectively.

Córdoba Shopping

On December 27, 2006, APSA acquired 100% interest in the Cordoba Shopping Villa Cabrera located in Cordoba, Argentina, owned by Empalme S.A.I.C.F.A.I.G. (“Empalme”). The property, which is located in the Villa Cabrera neighborhood of the city of Cordoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500 vehicle parking lot.

The interest was acquired for US$ 13.3 million. APSA paid US$ 5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$ 2.0 million each due every six months as from December 2007. This financing accrues interest at a fixed rate of 6% per annum. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006. Subsequent to year end, on December 11, 2008, the fourth installment was paid.

APSA’s purchase of Empalme has been accounted for following the guidance in Technical Resolution No. 18 (RT No. 18), as explained in Note 3.i. The purchase price was allocated based on the fair value of each component. However, since the sum of the individual fair values of the identifiable tangible and intangible assets exceeded the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases and tenant relationships, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

Incorporation of Solares de Santa María – Sale of Santa María del Plata and sale of shares

In May 2007, the Company formed Solares de Santa María (“Solares”) and contributed cash in the amount of Ps. 310,000. Solares acquired the Ex Ciudad Deportiva Boca Juniors (Santa María del Plata) plot of land located in Buenos Aires for US$ 100,000. On June 26, 2007, the Company sold in commission a 10% interest in Solares to Israel Sutton Dabbah.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

Transfer of the administration of Abril

On May 24, 2006, the Company revised the May 4, 2005 proposal submitted to the Residents Subcommision of Abril Club de Campo (the “Club”) pursuant to which the Company would transfer the Club’s management and shares of Abril to the residents (the “Letter of Offer”).The proposal included monetary and non monetary renderies to be done by the company.

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

In June 2007, after compliance of the Letter of Offer, IRSA transferred the shares of Abril to a trust. The trustee, as instructed by the residents of the Club, elected three directors of the Board of Directors of Abril. The mentioned transaction transferred Abril S.A. shareholding to the owners of plots of land of Abril Club de Campo.

Acquisition of additional shares of Canteras Natal Crespo

In a series of transactions between December 2006 and January 2007, the Company increased its ownership interest in Canteras Natal Crespo to 55.93% for an aggregate purchase price of US$ 645. Subsequently, in April 2007, the Company sold 5.93% to ECIPSA for US$ 312. The Company’s interest in Canteras Natal Crespo is 50% as of the date of these financial statements.

Acquisition of the Bouchard Building

On March 15, 2007, the Company acquired from an unrelated party a 33,324 square meter office building and the related lease contracts known as “Bouchard Building” for an aggregate purchase price of US$ 84,100. The transaction was fully paid in cash as of the date of these financial statements. In April 22, 2008 the notice of the operation was filed with the Argentine Antitrust Authority. As of the date of these financial statements the Commission has not issued the resolution yet.

Acquisition of the Dock Del Plata Building

In June 2005, the Company entered into a Credit Default Swap Agreement (the “Agreement”) with Credit Suisse International (“CSI”) pursuant to which the Company, provided certain conditions were met, would acquire a mortgage receivable for US$ 10,000 on a 8,900 square meter office building known as Dock del Plata Building located in Puerto Madero, Buenos Aires. As guarantee for the Agreement, the Company paid a deposit US$ 4,000. The Agreement was rescinded in November 2006 and the guarantee deposit was released. The Company executed the mortgage and acquired the building (including in place leases) for US$ 8,800 (using US$ 4,000 of the deposit guarantee plus available cash of US$ 4,800).

Year ended June 30, 2006

Investment in IRSA Telecomunicaciones N.V. (ITNV)

On August, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco and Dolphin Fund PLC (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders for US$ 0.147 per share. The amount of this transaction was US$ 850, of which US$ 604 correspond to Ritelco. On that date, ITNV cancelled the total amount of the transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

2.	Preparation of financial statements (continued)

g.	Significant acquisitions, dispositions and development of businesses (continued)

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

Purchase of additional shares and convertible notes of APSA

During the fiscal year ended June 30, 2006 the Company acquired 759,393 shares of APSA for a total amount of Ps. 4,300. As a result of this transaction, the Company’s ownership interest in APSA increased from 60.69% to 61.54%.

Sale of the Alcorta Plaza plot of land

On December 22, 2005, APSA subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of US$ 7.7 million. On March 13, 2006 the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located in Buenos Aires. The mortgage amounted to US$ 4.4 million. The agreed terms and conditions of payment were determined in four installments of US$ 1.9 million and 7.5% annual interest on the balance. During December, 2007, the last installment was collected.

h.	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires the company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions for allowances and contingencies, impairment of long-lived assets, depreciation and amortization, current value of assets acquired in business combination and assets acquisition, deferred income asset and asset tax credit. Future actual results could differ from those estimates and evaluations made at the date of preparation of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

a.	Revenue recognition

The Company primarily derives its revenues from domestic office and shopping center leases, the development and sale of properties, hotel operations, origination of consumer loans and credit card receivables and other non-core activities. See Note 6 for details on the Company’s business segments.

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

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total budget cost. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2008, 2007 and 2006, the majority of the tenants were charged with the Percentage Rent.

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

The Company also charges its tenants a monthly administration fee relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

In September 2000, APSA completed the acquisition of the 99.99% equity interest of Fibesa S.A. (“Fibesa”). Fibesa acts as the leasing agent bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Consumer Financing

The Company, through APSA subsidiary’s Tarshop S.A. (“Tarshop”) is engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income which is recognized on an accrual basis. For securitization activity see Note 16 for details.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

b.	Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of time deposits with original maturities of less than three months at date of purchase and mutual funds. Mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice.

c.	Investments

(i)	Current

Current investments primarily include mutual funds, time deposits, government bonds and mortgage bonds. Time deposits are valued at cost plus accrued interest at year-end. Mutual funds, government bonds and mortgage bonds are carried at market value at year-end.

Unrealized gains and losses on these investments are included within “Financial results, net” in the accompanying consolidated statements of income.

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Tarshop (See Note 16) and the retained interest in securitized mortgage receivables (See Note 15).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

b)	Retained interests in securitization programs

Non-current investments also include the non-current portion of the Company’s retained interests in securitized receivables (evidenced as “Certificates of Participation” or “CPs”) and trust debt securities (“TDFs”) pursuant to the securitization programs of credit card and personal loans receivables (See Note 16 for details).

This balance also includes a residual amount related to a retained interests in securitized mortgage receivables pursuant to the securitization programs entered into by the Company back in 2001 (see Note 15).

c)	Undeveloped parcels of land

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost (adjusted for inflation as described in Note 2.c.) less allowances for impairment or estimated fair market value, whichever is lower. Land and land improvements are transferred to inventories or fixed assets, as appropriate, when the Company determines that the properties are to be marketed for sale, when construction commences or the land is leased.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

During the years ended June 30, 2002 and 2003 the Company recognized significant impairment. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of undeveloped parcels of land amounts to Ps. 360, Ps. 458 and Ps. 1,758 for the years ended June 30, 2008, 2007 and 2006, respectively. See Note 3.t. for details on accounting for impairment losses.

d.	Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at acquisition or construction cost (adjusted for inflation as described in Note 2.c.) less allowances for impairment or estimated fair market value, whichever is lower. The Company records impairment losses for certain inventories which have market values lower than costs. Costs include land and land improvements, direct construction costs, construction overhead cost, interest on indebtedness and real estate taxes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

d.	Inventories (continued)

Inventories on which the Company received down payments that fix the sales price and the terms and conditions of the contract provide reasonable assurance the closing of the transaction and realization of the gain are valued at net realizable value. See “Gain from recognition of inventories at net realizable value” in the consolidated statements of income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

In addition, inventory includes receivables representing the rights to receive certain property units. The units relating to the projects called “Caballito (CYRSA)”, “Caballito (Koad)”, “Benavidez”, “Rosario” and “Dique III” have been valued at acquisition or construction cost, as applicable.

During the years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2004 until 2007. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of inventory amounts to Ps. 1,111, Ps. 1,140 and Ps. 2,229 for the years ended June 30, 2008, 2007 and 2006, respectively. See Note 3.t. for details on accounting for impairment losses.

e.	Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by the Company.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. The Company capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 10,509 Ps. 7,100 and Ps. 2,100 for the years ended June 30, 2008, 2007 and 2006, respectively, mainly in connection with the construction of the Panamerican Mall and Shopping Alto Rosario.

During the year ended June 30, 2002, 2003 and 2005 the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of fixed assets amounts to Ps. 4,974. Ps. 7,613 and Ps. 11,723 for the years ended June 30, 2008, 2007 and 2006, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	Lesser of lease term or asset useful life
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	5
Software	3
Computer equipment	3
Furniture and fixtures	Between 5 and 10
Other	10

f.	Intangible assets, net

Intangible assets are carried at cost, adjusted for inflation (as described in Note 2.c.), less accumulated amortization.

•	Preoperating and organization expenses

Represents primarily expenses incurred relating to pre-opening activities of certain shopping centers and development projects. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center or the sale of the project.

•	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight line basis over 10 years.

•	Above and below market leases an In-place leases

See Note 3.g. for details on accounting for these intangibles.

g.	Business combinations

Acquisitions are accounted for under the purchase method of accounting. Under the purchase method of accounting, the Company allocates the purchase price of properties to tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of Technical Resolution No. 18. In making estimates of fair values for the purpose of allocating purchase price, management utilized a number of sources. The Company also considers information about each property obtained as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of tangible and intangible assets acquired. The Company allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally the Company determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

g.	Business combinations (continued)

management’s determination of the relative fair values of the respective in-place lease values. The Company´s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. The Company also estimates costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with the respective tenant. The Company has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset.

h.	Negative goodwill, net

Negative goodwill, net represents the net effect of goodwill and negative goodwill arising out of business combinations.

(i)	Negative goodwill:

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

(ii)	Goodwill:

Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

i.	Other receivables and liabilities

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

k.	Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

l.	Liabilities in kind related to barter transactions

Obligations to deliver units to be built are valued at the higher of (i) the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor, or (ii) the value of the barter agreed by the parties. Liabilities in kind are disclosed in the “Trade accounts payable”.

m.	Related party balances and other transactions

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

As discussed in note 2.d. the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP required (for the Company’s fiscal year ended June 30, 2006) the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represented a departure from generally accepted accounting principles until the Company’s fiscal year ended June 30, 2006. However, such a departure did not have a significant effect on the 2006 consolidated financial statements. As from July 1, 2006, there is no such difference between CNV regulations and Argentine GAAP, as discussed in Note 2.d..

o.	Minimum Presumed Income Tax (MPIT)

The company and its subsidiaries are subject to the Minimum Presumed Income Tax Law (“Impuesto a la Ganancia Mínima Presunta” or “MPIT”). The MPIT is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to Income Tax and the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over MPIT occurring within the subsequent ten years. In the opinion of that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated MPIT charge within “Other current and non-current receivables”, as appropriate, in the accompanying consolidated balance sheet. This tax credit has been recorded at its nominal value.

p.	Customer advances

Customer advances represent payments received in advance in connection with the sale and lease of certain properties and have been valued at the amount collected.

q.	Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of Bouchard 710 and LLR (see Notes 13 and 2.g., respectively, for details) and have been valued at the amount collected net of expenses plus accrued interests based on the interest rate estimated at the time of the transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax claims and labor. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

s.	Advertising expenses

The Company generally expenses advertising and promotion costs as incurred.

Advertising and promotion expenses were approximately Ps. 37,375, Ps. 31,720 and Ps. 19,495 for the years ended June 30, 2008, 2007 and 2006, respectively.

t.	Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when its value in use or its net realizable value, whichever is grater, is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the greater of the value in use or the net realizable value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the assets less costs to sell.

Under Argentine GAAP, the impairment loss is recorded in the income statement against a liability account. This liability account is a contra account to fixed assets or undeveloped parcels of land or inventories, which means that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is greater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is greater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

u.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

3.	Significant accounting policies (continued)

v.	Derivative financial instruments

As part of its risk management strategy, the Company may use derivative financial instruments. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. The Company applies Technical Resolution No. 20 (“RT No. 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT No. 20 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT No. 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change.

The Company also engages in trading of certain financial instruments. For details on the Company’s derivative instruments activity, see Note 14.

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

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. For the fiscal year ended June 30, 2008 the Company does not have convertible debt and warrants outstanding. For the year ended June 30, 2007 and 2006 the Company considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

y.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the term of the debt, applying effective interest method. Debt issuance costs are classified within short-term or long-term debts, as appropriate. In the case of redemption or conversion of these debts, the related expenses are amortized using the accelerated depreciation method. Amortization of debt issuance costs are included within “Financial results, net” in the accompanying statements of income as a greater financing expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts

a.	Cash and banks:

	As of June 30,
	2008		2007
Bank accounts	Ps.	154,260	Ps.	213,478
Cash on hand		5,861		4,067
Checks to be deposited		1,627		811

	Ps.	161,748	Ps.	218,356

b.	Investments:

	As of June 30,
	2008		2007
Current
Mutual funds (iv)	Ps.	150,123	Ps.	600,919
Time deposits		138,232		5,024
Retained interests in securitized receivables (i)		57,106		22,104
U.S. Treasury Bonds		24,448		—
Government bonds		21,429		6,620
TDFs (i)		2,243		—
Other investments		—		1,505
Mortgage bonds issued by BHSA (see Note 11)		1,286		2,073
Retained interest in securitized mortgage receivables (ii)		—		106
Allowance for impairment of CPs (i)		(11,423)		—

	Ps.	383,444	Ps.	638,351

Non-Current
Equity investments:
Banco Hipotecario S.A.	Ps.	289,298	Ps.	301,672
Manibil S.A.		23,508		—
Banco de Crédito y Securitización S.A.		5,444		5,181
Advance payments for the acquisition of shares		6,383		1,108
Others		40		40
Retained interests in securitization programs:
Retained interests in securitized receivables (i)		111,675		55,683
Retained interest in securitized mortgage receivables (ii)		653		687
Allowance for impairment of CPs (i)		(577)		—
Undeveloped parcels of land (iii):
Santa María del Plata		135,785		135,785
Puerto Retiro (Note 13)		54,498		54,861
Terreno Beruti plots of land (Note 2.g.)		52,030		—
Caballito (v) (Note 13)		36,696		36,681
Patio Olmos (Note 2.g.)		32,944		—
Pereiraola		21,717		21,717
Torres Rosario		17,093		16,111
Air space Supermercado Coto – Agüero 616		13,143		13,143
Luján (Note 2.g.)		9,510		—
Canteras Natal Crespo		5,555		5,559
Pilar		3,408		3,408
Torre Jardín IV		3,030		3,010
Padilla 902		101		94
Caballito plot of land		—		9,223
Others		11,439		9,310

	Ps.	833,373	Ps.	673,273

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

b.	Investments (continued)

(i)	As part of its credit card and personal loans securitization programs, Tarshop transfers credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 16 for details).
(ii)	Represents retained interests in the Company’s securitization program described in Note 15.
(iii)	Shown net of allowances for impairment losses mentioned in Note 3.c.
(iv)	As of June 30, 2008 and 2007 includes an amount of Ps.61,099 and Ps.115,776, respectively, relates to investment in mutual funds which has not been considered as cash equivalents for purposes of the statement of cash flow. See Note 19 for additional details.
(v)	This asset is restricted in relation to certain tax claims.

c.	Accounts receivable, net:

	As of June 30,
	2008		2007
Current
Consumer financing receivables (Tarshop)	Ps.	116,972	Ps.	86,329
Leases and services receivables		59,903		51,083
Checks to be deposited		52,244		31,626
Debtors under legal proceedings (i)		29,550		24,905
Pass-through expenses receivables (ii)		14,843		15,342
Hotel receivables		10,076		7,910
Receivables with collection agents (Tarshop)		3,829		3,110
Related parties (Note 11)		1,730		910
Receivables from the sale of properties (iii) (iv)		1,591		7,594
Less:
Allowance for doubtful accounts (Note 29.c.)		(104,721)		(56,076)

	Ps.	186,017	Ps.	172,733

Non-Current
Consumer financing receivables (Tarshop)	Ps.	9,684	Ps.	42,532
Leases and services receivables		2,117		977
Receivables from the sale of properties (iv)		550		888
Less:
Allowance for doubtful accounts (Note 29.c.)		(1,956)		(1,955)

	Ps.	10,395	Ps.	42,442

(i)	Comprised of Ps. 1.4 million and Ps. 1.3 million related to mortgage receivables and Ps. 28.1 million and Ps. 23.6 million related to leases receivables, as of June 30, 2008 and 2007, respectively.
(ii)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(iii)	As of June 30, 2007 corresponds mainly to the balance of the receivable for the sale of the Alcorta Plaza’s land. During December 2007, the last installment of US$ 1,900 was collected, plus interests.
(iv)	Include fixed-rate mortgage receivables from several borrowers. At June 30, 2007, the amount due from the largest individual borrower was Ps. 328 at a contractual interest rate of 10% (see Note 28.II. s.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

d.	Other receivables and prepaid expenses:

	As of June 30,
	2008		2007
Current
Receivables from the sale of shares	Ps.	27,527	Ps.	26,652
Related parties (Note 11)		26,582		11,984
Prepaid expenses and services		21,892		16,918
MPIT		7,799		16,595
Miscellaneous debtors (iii)		6,891		7,861
Guarantee deposits re. securitization programs (Note 16)		6,497		2,926
Value Added Tax (“VAT”)		1,811		17,640
Receivable for third party services offered in Tarshop stores		1,578		966
Income tax prepayment		1,208		978
Gross revenue tax prepayment		840		1,242
Guarantee deposits (i)		508		1,208
Guarantee of defaulted credits (Note 23)		457		785
Others		5,441		5,220

	Ps.	109,031	Ps.	110,975

Non-Current
Deferred income tax (Note 17)	Ps.	70,055	Ps.	25,402
VAT		31,064		10,637
MPIT		23,536		21,251
Guarantee deposits re. securitization programs (Note 16)		12,931		18,976
Guarantee of defaulted credits (Note 23)		3,178		3,096
Mortgage receivable (ii)		2,208		2,208
Allowance for doubtful mortgage receivable (ii)		(2,208)		(2,208)
Gross revenue tax prepayment.		1,173		1,154
Guarantee deposits		392		606
Related parties (Note 11)		4		84
Others		3,568		779
Less:
Present value – other receivables		(5,587)		(783)

	Ps.	140,314	Ps.	81,202

(i)	At June 30, 2008 the balance is mainly comprised of restricted cash of Ps. 0.4 million related to deposits required as collateral for certain labor lawsuits/claims of the Company.
(ii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.
(iii)	As of June 30, 2007 includes a loan granted by the Company for Ps. 3,995 to the shareholders of Baicom Networks S.A. (“Baicom”). At the same time the Company signed a purchase option with the shareholders of Baicom due on December 4, 2007 for Ps. 3,995 which represented 50% of Baicom shares. As of June 30, 2008 the Company had exercised the option referred to above. The amount of the option is included, as of June 30, 2008 in Non-Current investments.

.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

e.	Inventories:

	As of June 30,
	2008		2007
Current
Plot 1 c) Dique III (i)	Ps.	42,485	Ps.	13,068
Abril / Baldovinos		4,377		2,646
San Martín de Tours		1,158		3,929
Dock 13 Puerto Madero		1,250		1,595
Torres de Rosario (v)		—		6,338
Benavidez (iii)		—		2,722
Other inventories		4,332		5,077

	Ps.	53,602	Ps.	35,375

Non-Current
Horizons (vi)	Ps.	64,300	Ps.	115,623
Caballito (iv)		22,663		22,663
Credit from barter transaction of Caballito (CYRSA) (Note 2.g.)		18,970		—
Benavidez (iii)		9,995		7,273
Caballito plot of land		5,201		—
Credit from barter transaction of Rosario		3,379		—
Abril / Baldovinos		3,352		6,662
San Martin de Tours		728		—
Dock 13 Puerto Madero		317		—
Plot 1 e) Dique III (ii)		—		41,808
Plot 1 c) Dique III (i)		—		26,799
Other inventories		273		—

	Ps.	129,178	Ps.	220,828

(i)	On September 2004, the Company and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, housing unit, parking lots and parking spaces, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8,030. As a guaranty for the transaction, DYPSA set up a first degree mortgage for US$ 8,030 plot in favor of IRSA. During the fiscal year DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487. The Company signed preliminary sales agreements for certain units to be received which where valued at its net realizable value. The increase for this method of valuation amounted to Ps. 21,012; of which Ps. 2,618 and Ps. 18,394 were recorded as of June 30, 2008 and 2007, respectively.
(ii)	On June 2006, the Company and DYPSA signed a barter contract whereby the Company delivered DYPSA plot 1e) of Dique III in exchange for receiving, within a maximum term of 36 months, house units, parking and storages representing in the aggregate 31.50% of the square meters built in the building to be constructed by DYPSA. The value of the transaction to amount of US$ 13,530. In November 2007, the Company and DYPSA resolved the substitution of the mentioned exchange for a payment of US$ 18,250, which was fully collected as of June 30, 2008.
(iii)	On May 21, 2004, the Company sold to Desarrolladora El Encuentro S.A. (DEESA) an undeveloped parcel of land located in Benavidez, Province of Buenos Aires, in exchange for US$ 980 in cash and 110 residential plots to be subdivided by DEESA in the acquired land which were valued at US$ 3,000. As a guarantee of the obligations assumed for this transaction, DEESA set up a first mortgage on the acquired land in favor of the Company amounting to US$ 3,000 of guarantee for the transaction.
(iv)	On May 4, 2006, the Company entered into a barter agreement with an unrelated party, Koad S.A. (Koad) pursuant to which the Company exchanged an undeveloped parcel of land of its property for the future delivery of units of property in a building complex to be constructed by Koad on the land. Both parties valued the transaction in US$ 7,500. As consideration for the transaction, Koad made a down payment of US$ 50 and will settle the remaining balance through the delivery of 118 apartments and 55 parking units within a maximum period of 1,188 days. However, the final number of units to be received is subject to certain adjustments, depending on completion of milestone dates contemplated in the agreement. Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7,450 and constituted insurance for US$ 2,000 and is going to constitute another one for US$ 500 at the time the units are transferred. During the fiscal year, the building was included in the Pre-apartments Regime and the complementary deed was signed. Such deed includes a detail of the units to be received by the Company.
(v)	Valued at net realizable value.
(vi)	See note 2.g.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

f.	Trade accounts payable:

	As of June 30,
	2008		2007
Current
Suppliers (i)	Ps.	197,150	Ps.	161,162
Accruals		38,645		34,094
Related parties (Note 11)		1,099		614
Other		5,169		—

	Ps.	242,063	Ps.	195,870

Non-Current
Suppliers	Ps.	55,140	Ps.	40,901
Related parties (Note 11)		—		41

	Ps.	55,140	Ps.	40,942

(i)	As of June 30, 2008 and 2007, includes accounts payable to merchants for credit card operations of Ps. 166.9 million and Ps. 152.1 million, respectively.

g.	Customer advances:

	As of June 30,
	2008		2007
Current
Customers advances (iii)	Ps.	48,243	Ps.	26,898
Admission rights (Note 3.a)		34,906		30,563
Lease advances (i)		21,206		28,839
Related parties (Note 11)		229		—
Advance for the sale of Torres Rosario plot of land (ii)		—		2,510

	Ps.	104,584	Ps.	88,810

Non-Current
Admission rights (Note 3.a.)	Ps.	48,613	Ps.	35,531
Lease advances (i)		36,457		28,377
Customer advances (iii)		13,727		—

	Ps.	98,797	Ps.	63,908

(i)	Lease advances include (a) the current and non-current balances of Ps. 0.3 million and Ps. 3.4 million as of June 30, 2008 respectively, and Ps. 1.2 million and Ps. 3.7 million as of June 30, 2007, respectively, received from Hoyts Cinemas (“Hoyts”) at the time of the construction of the movie theater complexes at the Abasto and Alto Noa shopping centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2008 the six-month LIBOR was 3.1%. Lease advances are settled overtime against lease expense owed by the lessees,(b) Ps. 17.8 million and Ps. 16.9 million, as of June 30, 2008 and 2007, respectively, received from NAI International II, Inc. at the time of the construction of a movie theater complex and a portion of parking facilities in the Cordoba Shopping and (c) Ps. 3.7 million received from Wal-Mart Argentina SRL to secure a 30-year lease in the Panamerican Mall project which is currently under construction.
(ii)	As of June 30, 2007 corresponded to an advance payment of Euros 600 received from Villa Hermosa S.A.
(iii)	Include payments received under preliminary sale contracts for under-construction units of “Horizons” project

h.	Salaries and social security payable:

	As of June 30,
	2008	2007
Provision for vacation and bonuses	Ps. 24,754	Ps. 20,257
Salaries and social security payable	8,575	6,385
Other	626	199

	Ps. 33,955	Ps. 26,841

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt:

	As of June 30,
	2008		2007
Short-term debt
Bank loans (v)	Ps.	83,943	Ps.	12,021
Bank overdrafts including accrued interests		45,030		40,833
Mortgage loans (viii)		10,781		106
Seller financings (iv)		24,703		22,357
IRSA Non-Convertible Notes (i)		15,963		15,993
IRSA Convertible Notes (i)		—		59,083
APSA Non-Convertible Notes (ii)		4,832		6,413
APSA Convertible Notes (ii) (Note 11)		2,144		2,126
HASA collateralized loan (Note 23)		1,910		1,228
Debt issuance costs (vi)		(875)		(910)
Debt issuance costs (vii)		(1,197)		(1,016)
Uncollateralized Loan Agreement (iii)		—		14,636
Collateralized Notes (iii)		—		23,785

	Ps.	187,234	Ps.	196,655

Long-term debt
APSA Non-Convertible Notes (ii)	Ps.	511,420	Ps.	525,180
APSA Convertible Notes (ii) (Note 11)		46,856		47,910
IRSA Non-Convertible (i)		453,750		463,950
HASA collateralized loan (Note 23)		16,102		17,900
Seller financing (iv)		9,075		76,841
Debt issuance costs (vii)		(4,605)		(4,823)
Debt issuance costs (vi)		(6,705)		(7,580)
Uncollateralized Loan Agreement (iii)		—		35,164
Bank loans (v)		81,402		6,133
Mortgage loans (viii)		12,431		—
Collateralized Notes (iii)		—		57,191

	Ps.	1,119,726	Ps.	1,217,866

(i)	See Note 10 for additional details.
(ii)	In May 2007, APSA issued an aggregate amount of US$ 170.0 million of non-convertible notes (the APSA Non-Convertible Notes) under the Global Program for up to US$ 200.0 million authorized by the CNV on April 19, 2007. The APSA Non-Convertible Notes were issued at par in two series. Out of the total amount, US$ 120.0 million were issued as Series I of APSA Non-Convertible Notes due May 11, 2017 (“Series I”) and Ps. 154.0 million (equivalent to US$ 50.0 million) were issued as Series II of APSA Non-Convertible Notes due June 11, 2012 (“Series II”). Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I pay interest in cash semi-annually in arrears on May 11 and November 11 of each year as from November 11, 2007. On May 11, 2008 the second interest installment was paid for U$S 4.7 million. Series II pay interest in cash semi-annually in arrears on June 11 and December 11 of each year as from December 11, 2007. On June 11, 2008 the second interest installment was cancelled for Ps. 8.5 million. Principal on the Series I is fully paid at maturity while principal on the Series II is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009. During the fiscal year, APSA repurchased 1,818,000 Series II Notes for US$ 1.5 million. This transaction resulted in a gain of Ps. 0.9 million, disclosed in the line item “Gain on repurchase of debt” in Financial results, net.

On July 19, 2002, APSA, issued an aggregate amount of US$ 50.0 million of uncollateralized convertible notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The issuance was approved by the meeting of shareholders on December 4, 2001 and subsequently by the CNV on March 15, 2002. The issuance was authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. Proceeds from the issuance were used to repay certain short-term debt aggregating Ps. 27.3 million and the redemption of previously issued APSA Senior Notes for a principal amount of Ps. 52.8 million. The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

i.	Short-term and long-term debt (continued)

and that the old instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly, the old instrument was not derecognized. The outstanding balance was reclassified as non-current in these consolidated financial statements. During fiscal years 2007 and 2006, holders of approximately US$ 0.01 million and US$ 0.05 million Convertible Notes exercised their conversion rights and, as a result, APSA issued 101,580 and 1,539,000 common shares, respectively. During fiscal year 2008 the holders of the Convertible Notes didn’t exercised their conversion rights and, as a result, APSA didn’t issue any shares of common stock. As of June 30, 2008 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$ 2.8 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2008 amounts to US$ 47.2 million, of which US$ 31.7 million is held by IRSA. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations. Subsequent to year end, on July 21, 2008 the twelfth interest installment was cancelled by an amount of US$ 2.3 million.

(iii)	The Collateralized Notes and the Uncollateralized Loan Agreement were paid as of June 30, 2008. As of June 30, 2007 the balances related to (i) current and non current portion of the Collateralized Notes originally due November 2009 and (ii) the current and non current portion of the Uncollateralized Loan Agreement originally due November 2009.
(iv)	As of June 30, 2008 the balance mainly includes: (a) Ps. 6,053 corresponding to the amount owed for the acquisition of Empalme S.A.I.C.F.A. y G. This loan accrues interest at 6% per annum, payable in 4 installments of US$ 2,000 each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. On December 11, 2008 the fourth principal installment was paid; (b) US$ 6.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. (See note 2.g.) and (c) US$ 3,000 related to the debt for purchase of additional interest in Mendoza Plaza Shopping S.A. (See note 2.g.).
(v)	The outstanding balance at June 30, 2008 includes mainly the following loans:

(a)	Several loans of APSA’s subsidiary Tarshop, maintained with Industrial de Azul, Standard Bank, Itaú Buen Ayre, Ciudad de Buenos Aires, CMF, BST, BNP Paribas, Supervielle and Comafi banks.
(b)	Debt for purchase of Edificio República (See note 2.g.).

(vi)	Related to IRSA non-convertible notes.
(vii)	Related to APSA non-convertible notes.
(viii)	As of June 30, 2008 relates to the debt for the purchase of Beruti plot of land, which is guaranteed by a mortgage over the plot of land. As of June 30 2007, under current debt, it included a debt from Shopping Neuquén S.A. which was guaranteed by a mortgage over the plot of land.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

j.	Taxes payable:

	As of June 30,
	2008		2007
Current
Income tax provision, net	Ps.	39,638	Ps.	38,743
VAT payable		17,578		9,912
MPIT		3,558		1,661
Gross revenue tax		3,442		4,226
Provision for tax on shareholders’ personal assets		2,850		3,163
Income tax withholdings		685		5,520
VAT withholdings		418		178
Other		8,539		1,309

	Ps.	76,708	Ps.	64,712

Non-Current
Deferred income tax (Note 17)	Ps.	31,065	Ps.	27,300
Gross revenue tax		4,262		2,256

	Ps.	35,327	Ps.	29,556

k.	Other liabilities:

	As of June 30,
	2008		2007
Current
Loans with shareholders of related parties	Ps.	39,166	Ps.	19,909
Accrual for directors fees (Note 11) (iii)		13,821		13,089
Payables to Nationals Parks Administration (Note 21)		10,189		—
Related parties (Note 11)		6,036		4,874
Provision for donations committed (Note 11)		4,656		4,363
Derivative financial instruments (Note 14)		4,600		—
Below market leases (Note 3.g.)		3,811		—
Guarantee deposits		3,666		4,029
Provision for contingencies (Note 29.c.) (i)		1,787		7,595
Contributed leasehold improvements (ii)		1,015		526
Others		6,057		7,271

	Ps.	94,804	Ps.	61,656

Non-Current
Loans with shareholders of related parties	Ps.	10,588	Ps.	10,826
Contributed leasehold improvements (ii)		10,055		10,421
Provision for contingencies (Note 29.c.) (i)		7,899		12,732
Below market leases (Note 3.g.)		5,390		—
Guarantee deposits		4,049		2,851
Related parties (Note 11)		20		20
Others		568		2,150
Less:
Present value – other liabilities		(285)		(136)

	Ps.	38,284	Ps.	38,864

(i)	This reserve relates to labor, tax and other miscellaneous matters. This balance also includes reserves the claims related to Shopping Neuquén further discussed in Note 20. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims. The classification of contingency reserves as non-current liabilities was based on a review of the current facts and circumstances and consultation with external legal counsel. Management reassesses these matters as new facts are brought into management’s attention.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

j.	Other liabilities (continued)

(ii)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. Contributed leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2008 and 2007.
(iii)	Net of advances for Ps. 1,837 and Ps. 1,375 for the years ended June 30, 2008 and 2007.

l.	Mortgage payables

	As of June 30,
	2008	2007
Current
Mortgage payable Llao Llao (Note 13)	Ps.2,919	Ps.2,783
Mortgage payable Bouchard 710 (i)	—	14,755

	Ps.2,919	Ps.17,538

Non-Current
Mortgage payable Llao Llao	Ps.1,538	Ps.4,557

	Ps.1,538	Ps.4,557

(i)	As of June 30, 2008 the mortgage for the purchase of the Bouchard 710 Building was totally paid.

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2008, the Company had 578,676,460 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2006, 2007 and 2008:

	Common Stock			Approved by
	Shares issued	Par value	Additional paid-in- capital	Body	Date	Date of registration
Balances as of June 30, 2006	Ps.435,448,510	Ps.435,448	Ps.659,911

Conversion of debt into common shares (Note 10.a)	16,640,658	16,641	11,252	Board of Directors Meeting	September, 29, 2006, January 11, April 11, June 29 2007	November 29, 2006, February 28, June 26, 2007. 11,412 shares are pending registration
Exercise of warrants (Note 10.a)	12,879,988	12,880	13,078

Balances as of June 30, 2007	Ps.464,969,156	Ps.464,969	Ps.684,241

Conversion of debt into common shares	34,582,162	34,582	24,591	Board of Directors Meeting	October 1, 2007 December 3, 2007	November 30, 2007 March 12, 2008
Exercise of warrants	79,125,142	79,125	84,291

Balances as of June 30, 2008	Ps.578,676,460	Ps.578,676	Ps.793,123

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

5.	Shareholders’ equity (continued)

b.	Inflation adjustment of common stock

As mentioned in Note 2.c. the Company’s consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical financial statements through February 28, 2003. The inflation adjustments related to common stock and treasury stock were appropriated to inflation adjustment reserves that form part of shareholders’ equity. According to CNV Rules, the balances of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

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

The Company is required to disclose segment information in accordance with RT 18. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of Properties, Office and Other Non-Shopping Center Rental Properties, Shopping Centers, Consumer Financing (formerly known as “Credit Card Operations”), Hotel Operations and Financial Operations and Others.

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

•	Shopping Centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Consumer Financing

This segment was formerly known as “Credit Card Operations”. The Company modified its name to better reflect the nature of operations included in this segment. However, there was no change in the way the business is managed and reviewed. This segment includes the origination of loans and credit card receivables and related securitization programs.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

The accounting policies of the segments are the same as those described in Note 3.

As of and for the year ended June 30, 2008:

	Development and Sale of Properties		Office and Other Non- Shopping Center Rental Properties (a)		Shopping Centers		Consumer Financing (c)		Hotel Operations		Financial Operations and Others		Total
Revenues	Ps.	196,811	Ps.	100,989	Ps.	345,395	Ps.	291,030	Ps.	148,847	Ps.	1,170	Ps.	1,084,242
Costs		(150,894)		(25,818)		(99,175)		(129,025)		(84,220)		(529)		(489,661)

Gross profit		45,917		75,171		246,220		162,005		64,627		641		594,581
Gain from valuation of inventories at net realizable value		2,832		—		—		—		—		—		2,832
Selling expenses		(7,696)		(3,458)		(24,809)		(111,415)		(16,608)		—		(163,986)
Administrative expenses		(21,849)		(22,028)		(39,150)		(66,988)		(29,979)		—		(179,994)
Net loss from retained interest in securitized receivables		—		—		—		(1,261)		—		—		(1,261)
Gain from operations and holdings of real estate assets, net		66		2,604		—		—		—		—		2,670

Operating income (loss)		19,270		52,289		182,261		(17,659)		18,040		641		254,842
Amortization of goodwill		488		1,782		(390)		(242)		—		—		1,638
Loss on equity investees		(1,065)		—		(33)		—		(23)		(12,088)		(13,209)
Financial results, net		(8,502)		(10,069)		(23,585)		(375)		(5,884)		(28,327)		(76,742)
Other (expenses) income, net		—		—		4,975		3,800		(5,713)		(8,704)		(5,642)

(Loss) Income before taxes and minority interest		10,191		44,002		163,228		(14,476)		6,420		(48,478)		160,887
Income tax and MPIT		1,820		1,679		(74,992)		(1,522)		(4,010)		(1,087)		(78,112)
Minority interest		1		—		(36,347)		7,458		863		125		(27,900)

Net (loss) income		12,012		45,681		51,889		(8,540)		3,273		(49,440)		54,875
Acquisitions of fixed assets and intangible assets		3,118		442,585		250,887		6,822		40,077		—		743,489
Depreciation and amortization (b)		577		24,908		73,185		1,888		13,283		—		113,841
Non-current investments in affiliated companies		—		—		—		—		—		318,250		318,250
Operating assets		436,392		999,060		1,642,341		113,052		233,613		—		3,424,458
Non-operating assets		26,519		57,433		62,649		21,068		18,426		861,419		1,047,514

Total assets	Ps.	462,911	Ps.	1,056,493	Ps.	1,704,990	Ps.	134,120	Ps.	252,039	Ps.	861,419	Ps.	4,471,972

Operating liabilities		25,530		100,430		250,957		205,671		33,115		—		615,703
Non-operating liabilities		247,320		209,399		662,174		75,714		199,813		80,956		1,475,376

Total liabilities	Ps.	272,850	Ps.	309,829	Ps.	913,131	Ps.	281,385	Ps.	232,928	Ps.	80,956	Ps.	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Formerly known as “Credit Card Operations”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2007:

	Development and Sale of Properties		Office and Other Non-Shopping Center Rental Properties (a)		Shopping Centers		Consumer Financing (c)		Hotel Operations		Financial Operations and Others		Total
Revenues	Ps.	75,751	Ps.	55,683	Ps.	270,266	Ps.	212,965	Ps.	122,681	Ps.	1,410	Ps.	738,756
Costs		(57,823)		(16,699)		(91,112)		(76,251)		(68,960)		(802)		(311,647)

Gross profit		17,928		38,984		179,154		136,714		53,721		608		427,109
Gain from valuation of inventories at net realizable value		20,737		—		—		—		—		—		20,737
Selling expenses		(12,846)		(4,376)		(22,346)		(61,966)		(12,175)		—		(113,709)
Administrative expenses		(19,624)		(16,827)		(32,717)		(45,366)		(26,893)		—		(141,427)
Net income from retained interest in securitized receivables		—		—		—		3,254		—		—		3,254
(Loss) Gain from operations and holdings of real estate assets, net		(18)		1,845		741		—		—		—		2,568

Operating income		6,177		19,626		124,832		32,636		14,653		608		198,532
Amortization of goodwill		286		1,044		(2,802)		—		—		—		(1,472)
(Loss) Gain on equity investees		(491)		—		(818)		—		(412)		41,747		40,026
Financial results, net		(7,088)		(6,256)		(28,190)		825		(5,268)		50,076		4,099
Other (expenses) income, net		—		—		(6,382)		3,034		160		(10,912)		(14,100)

(Loss) Income before taxes and minority interest		(1,116)		14,414		86,640		36,495		9,133		81,519		227,085
Income tax and MPIT		(11,786)		(1,987)		(40,798)		(15,455)		(3,102)		(14,411)		(87,539)
Minority interest		(4)		(326)		(22,000)		(8,719)		(1,400)		—		(32,449)

Net (loss) income		(12,906)		12,101		23,842		12,321		4,631		67,108		107,097
Acquisitions of fixed assets and intangible assets		2,895		263,104		157,857		—		57,115		—		480,971
Depreciation and amortization (b)		39		16,256		67,046		1,297		12,358		—		96,996
Non-current investments in affiliated companies		—		—		—		—		—		306,853		306,853
Operating assets		508,742		675,321		1,336,166		139,657		202,113		—		2,861,999
Non-operating assets		30,516		24,662		39,073		18,771		6,318		1,163,560		1,282,900

Total assets	Ps.	539,258	Ps.	699,983	Ps.	1,375,239	Ps.	158,428	Ps.	208,431	Ps.	1,163,560	Ps.	4,144,899

Operating liabilities		31,472		83,073		199,616		165,713		23,304		—		503,178
Non-operating liabilities		278,615		247,763		734,370		44,722		153,117		86,010		1,544,597

Total liabilities	Ps.	310,087	Ps.	330,836	Ps.	933,986	Ps.	210,435	Ps.	176,421	Ps.	86,010	Ps.	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Formerly known as “Credit Card Operations”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2006:

	Development and Sale of Properties		Office and Other Non-Shopping Center Rental Properties (a)		Shopping Centers		Consumer Financing (c)		Hotel Operations		Financial Operations and Others		Total
Revenues	Ps.	103,966	Ps.	30,565	Ps.	215,003	Ps.	122,969	Ps.	103,763	Ps.	1,414	Ps.	577,680
Costs		(54,200)		(8,987)		(77,382)		(43,933)		(57,971)		(1,358)		(243,831)

Gross profit		49,766		21,578		137,621		79,036		45,792		56		333,849
Gain from valuation of inventories at net realizable value		9,063		—		—		—		—		—		9,063
Selling expenses		(1,797)		(1,020)		(15,700)		(30,900)		(10,688)		—		(60,105)
Administrative expenses		(12,807)		(11,315)		(25,837)		(25,925)		(20,998)		—		(96,882)
Net income from retained interest in securitized receivables		—		—		—		2,625		—		—		2,625
Gain from operations and holdings of real estate assets, net		52		2,619		9,499		—		446		—		12,616

Operating income		44,277		11,862		105,583		24,836		14,552		56		201,166
Amortization of goodwill		—		—		(856)		(224)		—		—		(1,080)
(Loss) Gain on equity investees		—		—		(1,599)		—		146		43,110		41,657
Financial results, net		(5,383)		(4,579)		(23,273)		106		(1,935)		(5,862)		(40,926)
Other expenses, net		—		—		(9,636)		(125)		(415)		(8,087)		(18,263)

Income before taxes and minority interest		38,894		7,283		70,219		24,593		12,348		29,217		182,554
Income tax and MPIT		(2,053)		(2,451)		(40,220)		(8,238)		(3,852)		(1,977)		(58,791)
Minority interest		—		(1,077)		(14,582)		(7,374)		(4,157)		—		(27,190)

Net income		36,841		3,755		15,417		8,981		4,339		27,240		96,573
Acquisitions of fixed assets and intangible assets		619		320		29,524		3,586		20,070		—		54,119
Depreciation and amortization (b)		253		7,903		62,337		815		9,671		—		80,979
Non-current investments in affiliated companies		—		—		129		—		—		265,082		265,211
Operating assets		386,740		359,725		1,139,767		74,148		145,796		—		2,106,176
Non-operating assets		49,624		46,158		18,536		10,655		13,310		495,662		633,945

Total assets	Ps.	436,364	Ps.	405,883	Ps.	1,158,303	Ps.	84,803	Ps.	159,106	Ps.	495,662	Ps.	2,740,121

Operating liabilities		15,183		52,688		129,653		97,969		21,281		—		316,774
Non-operating liabilities		81,414		72,126		243,303		13,272		59,030		18,447		487,592

Total liabilities	Ps.	96,597	Ps.	124,814	Ps.	372,956	Ps.	111,241	Ps.	80,311	Ps.	18,447	Ps.	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Formerly known as “Credit Card Operations”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

7.	Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2008		2007		2006
Gain from operations and holdings of real estate assets, net	Ps.	2,670	Ps.	2,568	Ps.	12,616

	Ps.	2,670	Ps.	2,568	Ps.	12,616

8.	Financial results, net:

	Year ended June 30,
	2008		2007		2006
Generated by assets:
Interest income	Ps.	42,169	Ps.	22,197	Ps.	12,312
Foreign exchange gain (loss)		1,386		(4,893)		21,546
Gain on derivative instruments (Note 14)		(2,689)		665		2,942
Interest on discounting assets		(4,807)		(31)		456
Net unrealized (loss) gain on investments and others		(31,330)		53,441		10,782

	Ps.	4,729	Ps.	71,379	Ps.	48,038

Generated by liabilities:
Interest expense and others (Note 29.f.)	Ps.	(100,220)	Ps.	(66,642)	Ps.	(49,710)
Foreign exchange gain (loss)		19,246		(749)		(39,274)
Gain on repurchase of debt (Note 29.f.)		116		—		—
Interest on discounting liabilities		(613)		111		20

		(81,471)		(67,280)		(88,964)

Financial results, net	Ps.	(76,742)	Ps.	4,099	Ps.	(40,926)

9.	Other expenses, net:

	Year ended June 30,
	2008		2007		2006
Other income:
Recovery of allowance for doubtful accounts and lawsuit, net	Ps.	6,215	Ps.	—	Ps.	8
Gain on cancellation of liabilities		3,015		3,127		—
Easement income (i)		—		—		2,428
Other		1,172		1,892		822

	Ps.	10,402	Ps.	5,019	Ps.	3,258

Other expenses:
Provision for contingencies	Ps.	(6,684)	Ps.	(3,031)	Ps.	(373)
Tax on shareholders’ personal assets		(5,885)		(7,110)		(5,848)
Donations		(6,850)		(7,390)		(2,921)
Recovery (loss) on fire damages (net of insurance recoveries)		2,646		1,773		(5,788)
Unreimbursed expenses		2,002		(298)		(1,743)
Unrecoverable VAT		(1,098)		(2,252)		(2,743)
Other		(175)		(811)		(2,105)

		(16,044)		(19,119)		(21,521)

Other expenses, net	Ps.	(5,642)	Ps.	(14,100)	Ps.	(18,263)

(i)	As of June 30, 2006, the charge relates to the termination of the easement agreement with Riocruz S.C.S. On February 2, 1999, Mendoza Plaza Shopping S.A. had entered into an easement agreement with one anchor tenant, C&A, for an aggregate purchase price of US$ 2.9 million. Easement revenue was amortized to income under the straight-line method over the term of the agreement. In September 2005, Mendoza Plaza Shopping S.A. acquired from Riocruz S.C.S. the retail space where the C&A store was located, and consequently, the easement agreement was terminated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

10.	Issuance of IRSA Notes

a)	IRSA Convertible Notes

On November 21, 2002, the Company issued US$ 100,000 of 8% convertible notes due November 2007 (the “IRSA Convertible Notes”) with non-detachable warrants to acquire additional shares of common stock (the “Warrants”) in exchange for US$ 85,000 in cash and the settlement of certain liabilities (See Note 4.i.). In accordance with the agreement, the IRSA Convertible Notes were convertible, at any time, at the option of the holder, into a fixed number of common shares of the Company. The agreement provided for an original conversion price of US$ 0.55713, which only could be adjusted as a result of anti-dilution provisions. Once converted, the holder had the right to acquire an additional equal number of shares at the exercise price of US$ 0.66856 per share. The exercise price of the warrants was also adjusted as a result of anti-dilution provisions. Under Argentine GAAP no proceeds were allocated to the conversion feature and warrants. Proceeds from the issuance of the IRSA Convertible Notes were mainly used to the settlement and restructuring of the debts outstanding at that date and for working capital needs. As a result of the distribution of treasury shares approved by the shareholders in November 2002, effective December 20, 2002 the conversion price and the warrants exercise price was decreased to US$ 0.54505 and to US$ 0.65406, respectively.

During the years ended June 30, 2003, 2004, 2005, 2006, 2007 and 2008, certain holders of IRSA Convertible Notes (aggregating US$ 99,900) exercised their conversion rights and, as a result, the Company issued 12,531 shares, 23,734,388 shares, 52,448,952 shares, 55,961,675 shares 16,640,658 and 34,582,162 shares of common stock, respectively. During the years ended June 30, 2004, 2005, 2006, 2007 and 2008 the Company also issued 183,296,821 shares of common stock in exchange for US$ 119,900 in cash as a result of the exercise of warrants.

The IRSA Convertible Notes were fully paid as of June 30, 2008.

b)	IRSA Non-Convertible Notes

In February 2007, the Company issued US$ 150,000 of non-convertible notes (the “IRSA Non-Convertible Notes”) due February 2017 under the Global Program for up to US$ 200,000 authorized by the CNV in December 2006. The IRSA Non-Convertible Notes bear interest at a fixed rate of 8.5% per annum. The IRSA Non-Convertible Notes pay interest in cash semi-annually in arrears on February 2 and August 2 of each year, beginning on August 2, 2007. Principal on the IRSA Non-Convertible Notes is fully paid at maturity.

The IRSA Non-Convertible Notes contain certain customary covenants including restrictions to pay dividends in accordance with certain limits.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of Transaction / caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2008		2007		2006		2008		2007
Comercializadora Los Altos S.A.	Subsidiary of E-Commerce Latina S.A., an equity investee of the Company	Sales and developments	Ps.	—	Ps.	—	Ps.	2	Ps.	—	Ps.	—
BHSA	Equity investee of the Company (i) (vii)	Other receivables and prepaid expenses (current)		—		—		—		7		113
		Investments (current)		—		—		—		1,286		2,073
		Results from holding and operations		—		12		49		—		—
		Interests and exchange differences		(2)		—		—		—		—
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		(1)		(1)
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		(22)		(22)
		Other liabilities (current)		—		—		—		(29)		(56)
BACSA	Equity investee of the Company and subsidiary of BHSA (i)	Accounts receivable, net (current)		—		—		—		18		56
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Accounts receivable, net (current)		—		—		—		765		430
		Other receivables and prepaid expenses (current)		—		—		—		4,335		1,895
		Trade accounts payable (current)		—		—		—		(621)		(232)
		Trade accounts payable (non-current)		—		—		—		—		(41)
		Other liabilities (current)		—		—		—		(830)		(919)
		Short and long-term debt - IRSA Convertible Notes		—		—		—		—		(37,495)
		Accrued interest		—		(2,960)		(7,124)		—		—
		Sales and developments		1,198		2,146		607		—		—
		Interests and exchange differences		1		—		—		—		—
		Cost of services		—		(390)		—		—		—
Dolphin Fund PLC	Related party (iii)	Accrued interest				1,400		—		—		—
		Investments (current)		—		—		—		58,072		96,687
		Results from holding and operations		(37,800)		46,817		(32)		—		—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

Company	Relation	Description of Transaction / caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2008		2007		2006		2008		2007
Estudio Zang (legal advisory)	Shareholders of law firm are directors	Cost of legal services	Ps.	(3,820)	Ps.	(3,286)	Ps.	(1,612)	Ps.	—	Ps.	—
	of the Company	Other receivables and prepaid expenses (current)		—		—		—		14		—
		Other liabilities (current)		—		—		—		(278)		—
		Trade accounts payable (current)		—		—		—		(264)		(303)
Fundación IRSA	(iv)	Donations		(4,805)		(2,543)		(2,597)		—		—
		Sales and developments		—		—		14		—		—
		Other liabilities (current) - Provision for donations committed		—		—		—		(4,656)		(4,363)
		Accounts receivable, net (current)		—		—		—		14		14
		Other receivables and prepaid expenses (current)		—		—		—		5		4
Puerto Retiro S.A.	Equity investee of the Company (i)	Accounts receivable, net (current)		—		—		—		47		—
		Other receivables and prepaid expenses (current)		—		—		—		26		—
Cactus S.A.	Subsidiary of Cresud S.A.	Other receivables and prepaid expenses (current)		—		—		—		10		5
Futuros y Opciones.com S.A.	Subsidiary of Cresud S.A.	Other receivables and prepaid expenses (current)		—		—		—		4		1
Managers, Directors and other staff of the Company	(ii)	Accounts receivable, net (current) - Director’s Guarantee deposits		—		—		—		1		101
		Other receivables and prepaid expenses (current) (Personnel loans)		—		—		—		1,598		1,266
		Other receivables and prepaid expenses (non-current) (Personnel loans)		—		—		—		4		84
		Trade accounts payable (current)		—		—		—		(31)		(78)
		Other liabilities (current)		—		—		—		—		(931)
		Expenses to be recovered		(422)		(520)		8				—
		Interest and exchange differences		13		(5)		(7)				—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

Company	Relation	Description of Transaction /caption	Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2008		2007		2006		2008		2007
Consultores Assets Management S.A.	(v)	Accounts receivable, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	262	Ps.	193
		Other receivables and prepaid expenses (current)		—		—		—		16		48
Museo de los Niños	Related party	Other receivables and prepaid expenses (current)		—		—		—		143		57
		Accounts receivable, net (current)		—		—		—		21		21
Parque Arauco S.A.	Shareholder of APSA	Accrued interest		(3,720)		(4,887)		(7,787)		—		—
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		(2,142)		(2,124)
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		(46,804)		(47,856)
Directors	Related party	Other liabilities (current), - Accrual for directors fees		—		—		—		(13,821)		(13,089)
		Administrative expenses		(8,613)		(14,727)		(14,859)		—		—
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		(1)		(1)
		Other receivables and prepaid expenses (current)		—		—		—		107		—
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		(30)		(32)
		Accounts receivable, net (current)		—		—		—		—		72
		Other liabilities (current)		—		—		—		—		(519)
		Customer advances (current)		—		—		—		(229)		—
		Other liabilities (non-current)		—		—		—		(20)		(20)
Canteras Natal Crespo S.A.	Equity investee of the Company (vi)	Accounts receivable, net (current)		—		—		—		57		23
		Other receivables and prepaid expenses (current)		—		—		—		577		—
		Other liabilities (current)		—		—		—		—		(223)
		Other receivables and prepaid expenses (current)		—		—		—		—		275
		Trade accounts payable (current)		—		—		—		—		(1)
		Interest and exchange differences		45		—		—		—		—
CYRSA S.A.	Equity investee of the Company (vi)	Accounts receivable, net (current)		—		—		—		545		—
		Other receivables and prepaid expenses (current)		—		—		—		712		—
		Trade accounts payable (current)		—		—		—		(183)		—
		Other liabilities (current)		—		—		—		(88)		—
		Interest and exchange differences		43		—		—		—		—
Metroshop S.A.	Equity investee of APSA (vi)	Other receivables and prepaid expenses (current)		—		—		—		19,028		8,320
		Other liabilities (current)		—		—		—		(4,811)		(2,226)

(i)	The Company is a shareholder of BHSA, BACSA and Puerto Retiro S.A.
(ii)	The Company provided loans and advances to employees, the balances of which amounted to Ps. 1,602 and Ps. 1,350 as of June 30, 2008 and 2007, respectively. Such balances are to be repaid via scheduled payroll deductions.
(iii)	An open-ended investment fund which is related to our chairman Eduardo Elsztain.
(iv)	A not-for-profit organization whose chairman is Eduardo Elsztain.
(v)	A shareholder and director of Cresud (Shareholder of the Company) is the owner of 85% of the capital stock of Consultores Asset Management S.A. (“CAM”). Remaining 15% is owned by Cresud’s first vice chairman of the Board.
(vi)	The Company exercises joint control over Metroshop (through APSA), Canteras Natal Crespo, Rummaala and CYRSA.
(vii)	Includes BHSA Directors.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2008	2007	2006	2008	2007	2006
BACSA	Equity investee of the Company and subsidiary of BHSA	Expenses recovery	48	48	—	—	—	—
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Shared services	526	734	257	783	173	116
Cresud S.A.C.I.F. y A.	Shareholder of the Company	Expenses recovery	331	130	150	164	145	66
Fundación IRSA	(i)	Director’s fees	—	14	14	—	—	—
Consultores Assets Management S.A.	(ii)	Expenses recovery	49	50	34	—	—	—
Personnel	Employees	Interests	—	9	8	—	—	—

(i)	A not-for-profit organization whose chairman is Eduardo Elsztain.
(ii)	A shareholder and director of Cresud (Shareholder of the Company) is the owner of 85% of the capital stock of CAM. Remaining 15% is owned by Cresud’s first vice chairman of the Board.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

12.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2008 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments	Ps.	298,236	Ps.	18,917	Ps.	13,405	Ps.	2,068	Ps.	111,098	Ps.	11,845	Ps.	38,973	Ps.	325,326	Ps.	819,868
Accounts receivable, net		48,997		25,983		17,293		12,865		10,395		80,379		500		—		196,412
Other receivables and prepaid expenses		58,781		38,392		3,762		4,078		28,317		379		3,639		111,997		249,345

	Ps.	406,014	Ps.	83,292	Ps.	34,460	Ps.	19,011	Ps.	149,810	Ps.	92,603	Ps.	43,112	Ps.	437,323	Ps.	1,265,625

Liabilities
Trade accounts payable	Ps.	179,340	Ps.	40,904	Ps.	1,361	Ps.	1,302	Ps.	48,515	Ps.	7,666	Ps.	11,490	Ps.	6,625	Ps.	297,203
Customer advances		30,256		39,015		14,058		16,727		94,587		2,746		1,782		4,210		203,381
Salaries and social security payable		27,696		2,825		2,092		36		—		1,085		221		—		33,955
Mortgage payables		711		723		736		749		1,538		—		—		—		4,457
Short and long term debt		119,261		21,927		11,653		26,066		1,119,726		8,236		91		—		1,306,960
Taxes payable		21,240		48,368		3,725		3,373		5,295		2		—		30,032		112,035
Other liabilities		8,030		30,055		1,176		4,458		30,014		381		50,702		8,272		133,088

	Ps.	386,534	Ps.	183,817	Ps.	34,801	Ps.	52,711	Ps.	1,299,675	Ps.	20,116	Ps.	64,286	Ps.	49,139	Ps.	2,091,079

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments	Ps.	140,542	Ps.	—	Ps.	132,782	Ps.	—	Ps.	110,120	Ps.	436,424	Ps.	819,868
Accounts receivable, net		654		266		17,263		283		168,100		9,846		196,412
Other receivables and prepaid expenses		1,676		261		1,596		3,178		105,759		136,875		249,345

	Ps.	142,872	Ps.	527	Ps.	151,641	Ps.	3,461	Ps.	383,979	Ps.	583,145	Ps.	1,265,625

Liabilities
Trade accounts payable	Ps.	—	Ps.	5,444	Ps.	41	Ps.	—	Ps.	242,021	Ps.	49,697	Ps.	297,203
Customer advances		—		3,443		300		—		104,284		95,354		203,381
Salaries and social security payable		1,819		—		24,016		—		8,120		—		33,955
Mortgage payables		2,919		1,538		—		—		—		—		4,457
Short and long term debt		131,959		1,124,141		32,910		—		22,364		(4,414)		1,306,960
Taxes payable		604		2,111		2		—		76,102		33,216		112,035
Other liabilities		16,114		10,383		14,976		482		63,714		27,419		133,088

	Ps.	153,415	Ps.	1,147,060	Ps.	72,245	Ps.	482	Ps.	516,605	Ps.	201,272	Ps.	2,091,079

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

13.	Restricted assets

In the ordinary course of business, certain assets of the Company have been restricted for various reasons.

As of June 30, 2008, these restrictions are as follows:

(i)	In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, 50 % of Puerto Retiro S.A.C.I. y N, whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by the Company, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. The Company is vigorously defending against this case. Management and legal advisors of the Company estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 54.5 million at June 30, 2008.

(ii)	The Company mortgaged the following properties under certain obligations:

Property	Net Book Value as of June 30, 2008
Suipacha 652	11,840
Plots of land in Bariloche	21,900
Sheraton Libertador Hotel	36,966
Caballito plot of land	5,201
Beruti plot of land	52,030
Edificio República	228,767

(iii)	The Company has pledged shares of Rummaala and Empalme under certain obligations.

(iv)	Certain investments, cash and cash equivalents and accounts receivable of the Company were restricted aggregating less than Ps. 2.0 million in total.

(v)	Certificates of Participation (retained interest in securitization programs) aggregating Ps. 68.8 million were pledged under certain obligations.

(vi)	As part of the secuitization program a portion of the proceeds amouting to Ps. 19.4 million was retained by the trustee and maintained as a cash reserve to serve a collateral for the payment of amounts due of TDFs. Cash reserves flow back to tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

14.	Derivative financial instruments

According to the Company’s risk management strategy, the Company entered into certain derivative transactions to minimize financial costs. The Company did not apply hedge accounting for these transactions.

Liabilities originated from Derivative financial instruments relate to foreign-currency forward contracts, as follows:

Forwards contracts	Bank	Amount	Maturity	Loss
Open transactions
Purchase of US$	Citibank	2,000	10.31.08	Ps.	(325)
Purchase of US$	Citibank	7,000	01.30.09		(1,020)
Purchase of US$	Itau	9,000	01.30.09		(1,369)
Purchase of US$	Santander	2,000	07.31.08		(350)
Purchase of US$	Santander	4,000	10.31.08		(656)
Purchase of US$	Santander	6,000	01.30.09		(880)

Subtotal				Ps.	(4,600)

Closed transactions					500

Loss from derivative instruments				Ps.	(4,100)

From time to time the Company may enter into derivative financial instruments for trading purposes. During the current fiscal year the Company subscribed future purchase of gold contracts.

As of June 30, 2008, the Company does not have derivative instruments agreements outstanding nor does it have any guarantee.

As of June 30, 2007 the Company had 30 contracts for the purchase of 100 ounces of “gold” due in December 2007 at an average market price of US$ 0.7. As guarantee for such contracts, the Company had deposits in the amount of US$ 81 (equivalent to Ps. 247).

During the years ended June 30, 2008, 2007 and 2006, the Company recognized Ps. 2,689 loss, Ps. 665 gain and Ps. 2,942 gain related to these contracts

15.	Mortgage receivable securitization

In December 2001, the Company, and certain subsidiaries on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust. The Trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for (i) US$ 10,000 cash (ii) US$ 3,300 Class A Participation Certificates (iii) US$ 2,600 Class B and C Participation Certificates, (iv) US$ 10,686 Class D Participation Certificates.

As of June 30, 2008, the value of Class D Participation Certificates amounted to Ps. 653. Class A, B, and C Certificates have been totally amortized at year end.

16.	Tarshop credit card receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card and personal loans receivable balances to master trusts that issue certificates to public and private investors.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

16.	Tarshop credit card receivables securitization (continued)

Under the securitization programs, the trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card and personal loans receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card and personal loans receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop transfers credit card and personal loans receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “Guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as “Investments” in the accompanying consolidated balance sheets. Gain or losses on CPs are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying statements of income. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying statements of income. Expenses related to the securitization of receivables are expensed as incurred.

As of June 30, 2008 the Company has thirty one securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 1,440 million of its customer credit card and personal loans receivable balances to Trusts in exchange for Ps. 1,231.4 million in cash proceeds, Ps. 74.4 million variable rate interest TDFs, and Ps. 134.3 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 1,231.5 million TDFs which pay the variable interest rate published by Argentine Central Bank, known as “BADLAR” plus a spread between 2% and 4% for TDFs “A” and between 4% and 6% for TDFs “B”, with a floor in the range of 11.5% to 17% for TDFs “A” and 12.5% to 18% for TDFs “B”, a cap between 19% and 25% for TDFs “A” and from 19% to 26% for TDFs “B”. Additionally, one of the Trusts issued TDFs A at a fixed interest rate of 11.5%. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts have established cash reserves for losses amounting to Ps. 19.4 million

17.	Income tax and MPIT

The Company accounts for income taxes using the deferred tax method where by deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2008, 2007 and 2006 consists of the following:

	2008	2007	2006
Current income and MPIT expense	Ps.114,480	Ps.49,751	Ps.51,858
Deferred income tax expense	(36,368)	37,788	6,933

Income and MPIT expense	Ps. 78,112	Ps.87,539	Ps.58,791

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

17.	Income tax and MPIT (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2008 and 2007 are presented below:

Deferred tax assets (liabilities):	Balances as of beginning of year		Changes for the year (ii)		Balances at year-end
Cash equivalents	Ps.	583	Ps.	(583)	Ps.	—
Investments		(24,864)		18,882		(5,982)
Accounts receivable		9,641		(2,339)		7,302
Other receivables and prepaid expenses		59,563		4,445		64,008
Inventory		(26,849)		19,723		(7,126)
Fixed assets		(29,849)		(15,877)		(45,726)
Intangible assets		(202)		48		(154)
Short-term and long-term debt		(5,015)		272		(4,743)
Liabilities		9,474		7,759		17,816
Tax loss carryforwards (i)		8,965		10,658		19,623
Valuation allowance		(3,345)		(2,683)		(6,028)

Net deferred income tax (liability) asset	Ps.	(1,898)	Ps.	40,888	Ps.	38,990

(i)	As of June 30, 2008, the Company and its subsidiaries had accumulated tax loss carryforwards of Ps. 56,066, which expire at various dates through 2013.
(ii)	Includes the effect of deferred taxes of the acquisition of BankBoston Building, Museo Renault and Mendoza Plaza Shopping minority interest, which do not impact earnings of the year

Income tax expense for the years ended June 30, 2008, 2007 and 2006 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2008		2007		2006
Pretax income	Ps.	160,887	Ps.	227,085	Ps.	182,554
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		56,310		79,480		63,894
Non-deductible expenses		22,816		5,888		4,416
Gain on equity investees		4,623		(14,009)		(14,580)
Change in valuation allowance		(9,645)		(32,019)		(14,453)
Inflation adjustment		6,352		35,449		17,566
Others, net		(2,344)		12,750		1,948

Income and MPIT expense	Ps.	78,112	Ps.	87,539	Ps.	58,791

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

18.	Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all years presented:

	Year ended June 30,
	2008		2007		2006
Numerator:
Net income available to common shareholders	Ps	.54,875	Ps.	107,097	Ps.	96,573
Plus: income impact of assumed conversions:
Interest expense on convertible debt		—		6,174		11,832
Foreign currency exchange loss on convertible debt		—		38		10,836

Net income available to common shareholders plus assumed conversions	Ps.	54,875	Ps.	113,309	Ps.	119,241

Denominator:
Weighted-average number of shares outstanding	Ps.	549,277	Ps.	444,904	Ps.	379,506
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		—		113,690		143,130

Adjusted weighted-average number of shares	Ps.	549,277	Ps.	558,594	Ps.	522,636

Basic and diluted EPS:
Basic EPS	Ps.	0.10	Ps.	0.24	Ps.	0.25
Diluted EPS	Ps.	0.10	Ps.	0.20	Ps.	0.23

19.	Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2008	2007	2006
Cash and banks	161,748	218,356	103,018
Current investments	383,444	638,351	130,420

Total cash and banks and current investments as per balance sheet	545,192	856,707	233,438
Less: Items not considered cash and cash equivalents
- Mutual funds	61,099	115,776	54,241
- Retained interest in securitized mortgage receivables	—	106	184
- Government bonds	21,429	6,620	1,287
- Retained interests in securitized receivables	45,683	22,104	10,319
- Mortgage bonds issued by BHSA.	1,286	2,073	2,704
- United States Treasury Bond	24,448	—	—
- TDFs	2,243	—	—
- Other investments	—	1,505	763

Cash and cash equivalents as shown in the consolidated statement of cash flows	389,004	708,523	163,940

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

20.	Shopping Neuquén S.A.

APSA´s subsidiary, Shopping Neuquén S.A.’s sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where APSA intends to develop a commercial project including the construction of a shopping center, a hypermarket and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the Shopping Center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, Shopping Neuquén S.A. had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17 of the current year. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these financial statements has not occurred, Shopping Neuquén S.A. has to start the works within a 90 days´ term.

The first stage of the work (contemplating the minimum construction of 21,000 square meters of the Shopping Center and 10,000 square meters of the hypermarket) should be concluded in a maximum 22 month term as from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

21.	Llao Llao Resorts S,A,

LLao Llao Holdings S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts (“LLR”), as operator of the Llao Llao Hotel was sued in 1997 by the National Parks Administration (“NPA”), a governmental entity, seeking collection of US$ 2,870 in Argentine External Debt Bonds (“EDB”) relating to the unpaid balance of the additional sales price. The Court of First Instance sustained the demand. The Company appealed the sentence but it was rejected by the Court of Appeals which demanded the Company to pay NPA an amount of US$ 3,799 including interest, penalties and attorney’s fees. In March 2004, LLH paid NPA $9,156 in cash and Argentine EDBs. The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 14, 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps. 10,189 as of June 30, 2008, such amount being recorded in Other current liabilities – Payable to National Parks Administration.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

22.	BHSA exposure to public sector

As discussed in Note 3.c., the Company has a 11.76% equity interest in BHSA.

Following the Argentine crisis in December 2001 and to prevent widespread insolvencies, the Argentine Government pledged to provide offsetting compensation to banks. The general principles of the compensation scheme were to: (1) maintain the peso value of each bank’s net worth, and (2) leave the banks hedged in terms of currency. To that end, the Argentine Government issued two types of bonds to banks. BHSA sought compensation in the amounts of US$ 360,811 in BODEN 2012 “compensation bonds” and US$ 832,827 in BODEN 2012 “coverage bonds”. In September 2002 and October 2005, the BCRA credited US$ 344,050 and US$ 16,761 in BODEN 2012 compensation bonds, respectively, as compensation. BODEN 2012 compensation bonds are US-dollar denominated bonds that the BCRA offered to affected banks at a discounted price of Ps. 1.40 plus CER indexation to US$ 1.00, to compensate for the consequences of creating a mismatch between a bank’s dollar and peso position as a result of the pesification in 2002. In September 2005, the subscription process for BODEN 2012 coverage bonds commenced. As of June 30, 2008, the subscription amounts to US$ 773,533.

In addition, in July 2007 the Bank requested an advance of Ps. 83,012 (through Dossier 27.551/07) to purchase US$ 59,294 in “National Government Bonds in US Dollars Libor Due 2012” (“BODEN 2012”) pursuant to the provisions of Section 29, subsections f) and g) of Decree No. 905/02 of the Executive Branch and regulations.

In order to guarantee the advance to be received, the Bank submitted as collateral a) Secured Bonds (BOGAR) for a face value of Ps. 47,098 and b) Mortgage Securities granted customers of the non-financial private sectors, in Situation 1, equivalent to Ps. 26,163.

As of June 30, 2008, BHSA has an aggregate asset receivable position with the non-financial public sector amounting to Ps. 2,687,281. On the other hand, liabilities from BCRA amount to Ps. 199,154, representing advances to subscribe BODEN 2012 bonds. The net exposure to the public sector (without considering liquid assets in BCRA accounts) amounts to Ps. 2,488,126 and Ps. 3,053,622 as of June 30, 2008 and 2007, respectively. BHSA intends to use a portion of the assets receivable with the public sector towards the subscription of BODEN 2012 coverage bonds.

For the year ended June 30, 2007, a BCRA ruling established that the total exposure of any bank to the non-financial public sector must not be higher than 40% of the total bank’s assets measured as of the last day of the last month prior to measurement date. For the year ended June 30, 2008, the BCRA reduced the limit to 35%. BHSA was in compliance with these limits for all years presented aggregating 26% and 32% as of June 30, 2008 and 2007, respectively.

23.	Hoteles Argentinos mortgage loan

On January 5, 2001, the Extraordinary Shareholders Meeting of Hoteles Argentinos (HASA), subsidiary of the Company, entered into a long-term mortgage loan (the “Mortgage Loan”) with Bank Boston N.A. for US$ 12,000, the proceeds of which were used to refinance existing debt. The loan was payable in 19 quarterly installments of US$ 300 each and a final payment of US$ 6,300 at maturity in January 2006. Following the crisis in Argentina, HASA defaulted on the loan after January 26, 2002. In March 2004, Bank Boston N.A. notified HASA of the loan assignment in favor of Marathon Master Fund Ltd. (“MMF”). In December 2004, the Company repurchased the loan from MMF and subsequently, in March 2005, sold the loan to Credit Suisse International (CSI). In April 2006, HASA and CSI entered into an agreement to revise the terms of the Mortgage Loan (the “Revised Mortgage Loan”). Under the Revised Mortgage Loan, HASA paid US$ 2,000 as a partial payment. The remaining principal balance is payable as follows: US$ 213 on March 15, 2008; US$ 225 on September 15, 2008; US$ 239 on March 15, 2009; US$ 253 on September 15, 2009 and US$ 5,070 on March 15, 2010. Interest was payable at a fixed rate of 12.07% per annum for the period March 15, 2006 through September 15, 2006. As from September 15, 2006, interest is payable semi-annually in arrears at a rate of six-month LIBO plus 7%. As part of the restructuring of the debt, a deed was signed between the Company and HASA’s creditor, CSI, for the 80% of the value of the reorganized debt where the Company guarantees the fulfillment of HASA’s debt. As a reward for the guarantee, the Company charges an interest at 6-month LIBOR plus 450 basis points. As of the date of these financial statements the two first installments were paid.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

24.	Damages in Alto Avellaneda

On March 5, 2006, one of the shopping centers of APSA, Alto Avellaneda Shopping Mall was affected by a fire caused by an electrical failure in one of the stores. The fire produced no injuries to persons, or casualties, but caused significant damages to the property. The total area damaged by the fire represented 36 stores or 15.7% of the square meters built. The area was reopened for normal business between June and August 2006. APSA carries insurance coverage which covers fire damage. Days after June 30, 2007 part of the liquidation process related with the reconstruction work had been finished. As of the issuance date of these financial statements, the insurance liquidation process related with the insurance coverage previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts, as of the date of these financial statements, to Ps. 10.5 million.

25.	Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from 01/01/2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.0.4 million and Ps 0.2 million for the years ended June 30, 2008 and June 30, 2007, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company’s contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability; and

(iii)	death.

In case of resignation or termination without good cause, the manager may redeem the amounts contributed by the Company only if he or she has participated in the Plan for at least 5 years.

26.	Financing and occupation agreement with NAI Internacional II, INC.

As discussed in Note 2.g, APSA acquired Empalme in December, 2006. Prior to APSA´s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Cordoba Shopping for up to US$ 8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997, renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loan balance remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

Principal owed as of June 30, 2008 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 17,8 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

27.	Subsequent events

Barter with CYRSA S.A.

In July 2008 APSA entered into a barter agreement with CYRSA pursuant to which APSA, subject to certain closing conditions, would surrender to CYRSA its right to construct a building over a preexisting structure (owned by a third party) in exchange for a de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million.

Acquisition of shareholdings of a Company

On July 2, 2008, the Company acquired a 30% interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company organized under the laws of Delaware, United States of America. The main asset of Metropolitan is a 34 story building known as the Lipstick Building located at third avenue between 53rd and 54th streets in Manhattan, New York City. In addition to this asset, the acquired company also includes the debt related to this building. The purchase price paid was US$ 22.6 million. The property has approximately 59,000 square meters of leasable space.

Also, the Company acquired the right (the “put right”) to sell the 50% acquired in an exercisable period from 6 months after this transaction until 3 years anniversary of this transaction.

Additionally, the Company acquired the right of first offer to purchase the 60% of the 5% currently held by one of the shareholders of Metropolitan.

Subsequent events Tarshop S.A.

•

On July 30, 2008, Tarshop S.A. obtained a loan of Ps. 4,500 from Banco CMF S.A., payable in six, equal, monthly and consecutive installments, the first of which will fall due in February 2009. Such loan accrues interest at a variable rate.

In security of repayment, the Company created a security interest on the Certificate of the Financial Trust Shopping Card Series XXIX (certificates of participation).

•	On July 2, 2008 and August 15, 2008, Financial Trust Shopping Card Series 44 and 45, respectively, were placed.

Until the close of fiscal year 2007, Financial Trust Shopping Card, under the non revolving form, were authorized to deduct from their income all amounts that were to be assigned as distribution of income. On August 1, 2008, the Official Bulleting published Decree No. 1.207/2008 that nullifies the previously mentioned tax benefit. As of the issuance date of the financial statements of Fideicomisos Financieros Tarjeta Shopping, the trustee (Banco de Valores S.A.) was analyzing the impact on such provision on the equity and cash flows. Financial Statements of Fideicomisos Financieros Tarjeta Shopping as of June 30, 2008, do not recognize the accounting effect of applying the previously mentioned amendments. Apart from that, Tarshop S.A. has considered such effect upon determining the recoverable values of their holding of Certificates of Participation.

Ordinary and Extraordinary General Meeting of Shareholders held October 31, 2008

The Ordinary and Extraordinary General Meeting of Shareholders held October 31, 2008 decided to approve the following items:

•	To apply 5% of the income for the year ended June 30, 2008 to the Legal Reserve;

•

That the balance of the income accounts of the year be carried forward, entitling the Board of Directors to use the balance and free availability reserves for the purposes that follow, among other: appropriate dividends or provide for the acquisition of own shares. All this due to the financial crisis shown in the national and international markets from were it is clear the impact on the quotation prices of the Company values, which certainly do not agree with the Company’s reality. It is, therefore, essential to protect the shareholders’ interests from the sudden fluctuations of quotation prices;

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

27.	Subsequent events (continued)

•

That the tax on personal assets levied on the shareholders and paid by the Company in its capacity as substitute responsible for up to $ 5,433, be fully absorbed by the Company as long as such decision is not modified by virtue of a meeting of shareholders;

•

The renewal of the delegation on the Board of Directors of the powers to establish the time and currency of issuance, terms, prices, form and payment conditions, type and rate of interest, destination of the funds and other terms and conditions in conformity with the issues approved by the Meeting of Shareholders held October 31, 2006, of the issuances of negotiable bonds within the global program under the terms of section 9 of Law 23,576.

Meeting of Shareholders of APSA held on October 31, 2008

On October 31, 2008 the Annual Meeting of Shareholders by majority resolved the following items:

•	Approval of the financial statements for the fiscal year ended June 30, 2008.

•	Appropriation of a cash dividend of Ps. 60,238 prior to deducting 5% from the results for legal reserve.

Acquisition of Company´ shares by Cresud S.A.C.I.F. y A.

During the quarter and up to December 17, 2008, Cresud S.A.C.I.F. y A. (“Cresud”, a Company shareholder) acquired 32,539,475 and 36,172,530 additional shares of the Company, respectively. Consequently, Cresud´ share in the Company, either directly and indirectly through its subsidiary companies, amounts approximately to 47.76% and 54.01% as of September 30 and December 17, 2008, respectively. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution 21.

Financial and capital markets situation

During the recent months, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market rates showed a significant decline worldwide together with an evident economic slowdown. Although the majority of the countries took immediate action on the matter, the future prospects of the international markets is uncertain, as well as its direct effects on the market value of major financial assets, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. As of the date of these financial statements, these effects persist. Management is closely evaluating and monitoring the effects of the current liquidity crisis and will take all corrective actions as necessary.

In addition, the Company and its subsidiaries have experienced declines in their respective stock prices during the three months ended September 30, 2008 as compared to the prior quarter. Management believes that this decline is reflective of the current macro-economic state of the economy and is not related to the operating performance of the Company. The stability of the Company’s shopping center and office buildings tenants (measured by the levels of occupancy as well as the delinquency or uncollectibility rates) as well as the market value of the Company’s properties has not been significantly affected by the current credit crisis as of the date of these financial statements. The Company notes that the stock prices have declined due to reasons unrelated to the Company’s business fundamentals. As of the date of these financial statements, management believes that these declines are temporary.

Furthermore, as discussed in Note 3.c., the Company have a 11,76 % equity interest in Banco Hipotecario as of June 30, 2008 and carried this investment under the equity method of accounting. Banco Hipotecario recorded losses of Ps. 91.0 million for the year ended June 30, 2008. Moreover, for the three months ended September 30, 2008, Banco Hipotecario recorded losses of Ps. 239.6 million and could might record new losses for the rest of the fiscal year. Such losses are primarily due to the decline in the market value of the Argentine government bonds Banco Hipotecario received as compensation and held in its portfolio. In spite of these losses, Banco Hipotecario remains well-capitalized in compliance with regulatory guidelines as of June 30, 2008 and thereafter.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

27.	Subsequent events (continued)

Banco Hipotecario also experienced a significant decline in its stock price during the year ended June 30, 2008 and the three months ended September 30, 2008. Management believes that this decline is not reflective of the current operating performance of Banco Hipotecario.

The Company considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) the Company’s ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for the Company; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying of the Company’s business. The evaluation of other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. As of the date of these financial statements, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

The Company´s business segment affected by the current credit crisis is Consumer Financing. This segment includes the origination of consumer loans and credit card receivables and securitization activities through the indirect subsidiary Tarshop.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the current credit crisis and other conditions, some customers experienced delays in payments and also uncollectibility rates increased during the year ended June 30, 2008. Moreover, delinquency and uncollectibility rates further increased as of September 30, 2008 and thereafter. The Company evaluated all available evidence and increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. The Company is closely monitoring the delays, delinquency and uncollectibility rates.

Tarshop´s generated a net loss of Ps. 18.6 million for the year ended June 30, 2008. For the three months ended September 30, 2008, Tarshop generated an additional net loss of Ps. 57.1 million. As discussed before, the Company contributed Ps. 60.0 million and increased its interest from 80% to 93.4% as of November 30, 2008. The Company has committed to support Tarshop financially under a credit line up to a maximum amount of Ps. 120.0 million, including a loan of Ps. 86 million already contributed. The Company is currently evaluating the appropriateness of capitalizing such loans.

The Company has taken several actions to enhance Tarshop’s capital base from streamlining operations to closing redundant stores to revising and making credit criteria more stringent. The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, the Company’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses. As of September 30, 2008, the Company’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008, the Company has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect its current fair value. For the three months ended September 30, 2008, no additional impairment charge related to the retained interests in securitized receivables was necessary.

Irrevocable contributions to PAMSA

As subsequent event, APSA and CCP made irrevocable contributions to PAMSA for Ps. 90.9 million and Ps. 19.7 million, respectively.

The project contemplates the construction of a commercial center, a hypermarket, a multiplex cinema and an office and/or apartment building and represents one of the most important ventures to be started by APSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

27.	Subsequent events (continued)

Capital increase and loans in Tarshop S.A.

As a consequence of the international financial context, a high volatility in interest rates and increases in the so-called systemic default has been noted, both having caused a negative impact on the performance and financing of the consumption financing business. The highest default levels provoked an increase in the subordination of financial trusts that, added to the modification of their tax treatment, to the higher interest rate for risk increasing and to certain deceleration of private consumption, generated the need to review the general and specific economic prospects of Tarshop S.A. activities.

To face the increasing volatility of the international financing market and to provide Tarshop S.A. with a capital base in line with the current market conditions, in September 2008 APSA decided to participate in a capital increase of Tarshop S.A. for up to Ps. 60 million by increasing the Tarshop S.A. shareholding from 80% to 93.4%.

Several measures were implemented since then to complement the financial support via the direct advising from APSA´s management to Tarshop S.A. aiming at improving the performance of the latter by lightening the point of sale structure that would lead to 17% decrease of the payroll, the reduction of 13 point of sales and centralized areas leased by 10% of the total. The streamlining of resources included areas such as consulting services.

In line with the commercial actions other measures have been implemented, such as:

(i)	Structure redesigning of distribution channels.

(ii)	Changes in cash loans and direct financing plans at stores.

(iii)	Renegotiation of terms and conditions with member stores.

Subsequent to June 30, 2008 within the changing general environment and following the strategic plan implemented and carried out by APSA, loans were given to Tarshop S.A. in a total of Ps. 86 million with the purpose of improving its financial position taking into account that Tarshop S.A. develops trust activities and that such segment is undergoing quite a particular moment. APSA is currently evaluating the convenience of capitalizing such loans.

Fideicomisos Financieros Tarjeta Shopping

On July 2, 2008 and August 15, 2008, Financial Trust Shopping Card Series XLIV and XLV, respectively, were placed.

Until the end of fiscal year 2007, Fideicomisos Financieros Tarjeta Shopping, under the non revolving form, were authorized to deduct from their income all amounts that were to be assigned as distribution of income. On August 1, 2008, the Official Bulleting published Decree No. 1207/2008 that nullifies the previously mentioned tax benefit. As of the issuance date of the financial statements of Fideicomisos Financieros Tarjeta Shopping, the trustee (Banco de Valores S.A.) was analyzing the impact of such provision on the equity and cash flows. Financial Statements of Fideicomisos Financieros Tarjeta Shopping as of June 30, 2008, do not recognize the accounting effect of applying the previously mentioned amendments. However, Tarshop S.A. has considered such effect upon determining the recoverable values of its holding over Certificates of Participation.

Purchase of the Anchorena street building

On August 7, 2008, the Company subscribed a preliminary purchase contract by which it acquired the functional units numbers one and two, covering a total surface area of 2,875,9 sq., located in Dr. Tomás Manuel de Anchorena street, numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 2.0 million to be paid as follows: i) US$ 1.0 million were paid on account of the price at the time of signing the preliminary purchase contract; ii) US$ 0.5 million will be paid on January 15, 2009; and iii) US$ 0.5 million will be paid on March 15, 2009 at the time of taking possession and signing the final transfer deed document.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

27.	Subsequent events (continued)

On August 7, 2008, the Company subscribed a preliminary sales contract by which it acquired the functional unit number three covering a surface area of 988 sq. located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 1.3 million payable as follows: i) US$ 0.3 million on account of the price paid at the time of the signature of the preliminary sales contract; ii) US$ 0.5 million to be paid on January 15, 2009; and iii) US$ 0.5 million will be paid on March 15, 2009 at the time of taking possession and signing the final transfer deed document.

Barter transaction with Condominios del Alto S.A.

On November 27, 2008, APSA entered into a barter agreement with an unrelated party Condominios del Alto S.A. pursuant to which APSA bartered a plot of land located in Rosario, Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, APSA will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million. As part of the agreement, Condominios del Alto S.A. will pay APSA US$ 34,125 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of APSA for US$ 2.3 million; (ii) established a security insurance of which APSA will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 1.0 million.

Repurchase of APSA Notes

As subsequent event, APSA repurchased Series II Non-Convertible Notes for a face value of US$ 3.0 million. Such repurchase generated an income of Ps. 2.5 million. Series II Non-Convertible Notes repurchased amount to US$ 4.8 million.

On November 25, 2008, APSA reported the repurchase of Series I Non-Convertible Notes for a face value of US$ 5.0 million for an average weighted price of US$ 0.3978438 per Note and for a total amount of US$ 2.0 million.

IRSA´s and Cresud´s purchase of APSA Notes

On November 25, 2008, Cresud S.A.C.I.F. y A. reported that, as of that date, it has acquired APSA’s Series I Non-Convertible Notes for a face value of US$ 5.0 million for an average weighted price of US$ 0.4185 per Note and for a total amount of US$ 2.1 million. As of the same date, IRSA acquired APSA´s Series I Non-Convertible Notes for a face value of US$ 8.0 million, for an average weighted price of US$ 0.39820 per Note and for a total amount of US$ 3.2 million.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the consolidated financial statements.

In addition, in accordance with the CNV regulations, deferred income taxes have been accounted for on an undiscounted basis. The CNV resolution represented a departure from Argentine GAAP. Such departure did not have a significant impact on these consolidated financial statements. However, as previously discussed in Note 2.d., the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for the Company for the fiscal year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the CNV regulations.

I. Differences in measurement methods

The following reconciliation to US GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income:

	Year ended June 30,
	2008		2007		2006
Net income under Argentine GAAP	Ps.	54,875	Ps.	107,097	Ps.	96,573

US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 28.I.(a))		9,979		4,229		23,753
Accounting for marketable securities (Note 28.I.(b))		45,238		(49,105)		(6,262)
Depreciation of fixed assets (Note 28.I.(c))		541		541		(1,210)
Pre-operating and organization expenses (Note 28.I.(d))		(1,061)		694		1,120
Depreciation and amortization expense (Notes 28.I.(e) and (g))		3,809		6,477		2,715
Securitization accounting (Note 28.I.(f))		4,455		2,101		(6,739)
Present-value accounting (Note 28.I.(h))		4,661		(87)		(333)
Reversal of previously recognized impairment losses (Note 28.I.(i))		1,572		1,905		(7,431)
Accounting for IRSA Convertible Notes (Note 28.I.(j))		(466)		(2,047)		(6,758)
Reversal of loss recognized on troubled debt restructuring (Note 28.I.(k))		6,908		3,756		3,081
Accounting for real estate barter transactions (Note 28.I.(l))		17,332		—		(44,172)
Reversal of loss (gain) from valuation of inventories at net realizable value (Note 28.I.(m))		145		(891)		(3,705)
Amortization of fees related to Series II of APSA Non-Convertible Notes (Note 28.I.o)		209		—		—
Software developed or obtained for internal use (Note 28.I.(p))		60		5		(101)
Accounting for increasing rate debt (Note 28.I.(q))		—		203		(9)
Reversal of capitalized foreign exchange differences (Note 28.I.(r))		5,786		(432)		—
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 28.I.(s))		(132)		(161)		(18)
Revenue recognition – deferred commissions (Note 28.I.(t.1))		(3,324)		(2,132)		—
Revenue recognition – scheduled rent increases (Note 28.I.(t.2))		5,341		4,554		—
Deferred revenues – insurance & fees (Note 28.I.(t.3))		(17,122)		(5,330)		(8,219)
Deferred income tax (Note 28.I.(u))		1,869		48,486		40,068
Minority interest (Note 28.I.(v))		(18,559)		(16,641)		7,593

Net income under US GAAP	Ps.	122,116	Ps.	103,222	Ps.	89,946

Earnings per share under US GAAP (Note 28.II.(i)):
Basic net income per common share	Ps.	0.222	Ps.	0.23	Ps.	0.24
Diluted net income per common share	Ps.	0.216	Ps.	0.20	Ps.	0.23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of shareholders’ equity:

	As of June 30,
	2008		2007
Total shareholders’ equity under Argentine GAAP	Ps.	1,924,178	Ps.	1,646,714
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 28.I.(a))		(54,691)		(31,712)
Depreciation of fixed assets (Note 28.I.(c))		(9,150)		(9,691)
Pre-operating and organization expenses (Note 28.I.(d))		(4,370)		(3,309)
Mortgage payable with no stated interest rate (Note 28.I.(e))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 28.I.(g.1))		48,197		48,197
Depreciation and amortization expense (Note 28.I.(e) and (g))		21,140		17,331
Securitization accounting (Note 28.I.(f))		(653)		3,361
Present-value accounting (Note 28.I.(h))		5,301		640
Reversal of previously recognized impairment losses (Note 28.I.(i))		(115,663)		(117,235)
Accounting for IRSA Convertible Notes (Note 28.I.(j))		—		466
Reversal of gain recognized on troubled debt restructuring (Note 28.I.(k))		—		(6,908)
Accounting for real estate barter transactions (Note 28.I.(l))		(42,506)		(59,838)
Reversal of gain from valuation of inventories at net realizable value (Note 28.I.(m))		(22,538)		(22,683)
Appraisal revaluation of fixed assets (Note 28.I.(n))		(3,953)		(3,953)
Amortization of fees related to Serie II of APSA Non-Convertible Notes (Note 28.I.o)		209		—
Software obtained for internal use (Note 28.I.(p))		(114)		(174)
Reversal of capitalized foreign exchange differences (Note 28.I.(r))		5,354		(432)
Debtor’s accounting for a modification of convertible debt instruments (Note 28.I.(s))		798		930
Revenue recognition – Deferred commissions (Note 28.I.(t.1))		(17,891)		(14,567)
Revenue recognition – Scheduled rent increases (Note 28.I.(t.2))		13,148		7,807
Deferred revenues – insurance & fees (Note 28.I.(t.3))		(32,151)		(15,029)
Deferred income tax (Note 28.I.(u))		(138,221)		(158,887)
Minority interest (Note 28.I.(v))		66,469		79,740

Shareholders’ equity under US GAAP	Ps.	1,640,864	Ps.	1,358,739

Description of changes in shareholders’ equity under US GAAP:

	For the year ended June 30,
	2008		2007
Shareholders’ equity under US GAAP at the beginning of the year	Ps.	1,358,739	Ps.	1,158,364
Cumulative effect of the initial application of SAB No. 108		—		(3,755)
Issuance of common stock upon conversion of debt and exercise of warrants		113,707		29,521
Additional paid-in-capital common stock		102,223		22,951
Additional paid-in-capital warrants		6,660		1,379
Unrealized (loss) gain on available-for-sale securities		(27,792)		30,945
Unrealized loss on retained interest in securitization programs		(1,830)		(174)
Unrealized (loss) gain on available-for-sale securities on equity investees		(32,958)		16,286
Net income under US GAAP		122,116		103,222

Shareholders’ equity under US GAAP at the end of the year	Ps.	1,640,864	Ps.	1,358,739

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(a)	Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. US GAAP adjustments primarily relate to: (i) the accounting for the restructuring of its debts, (ii) the accounting for the acquisition of treasury shares and (iii) the accounting for loans loss reserves for reinstated loans.

For the year ended June 30, 2008, the equity investees of the Company are BHSA, BACSA and Manibil. Accordingly, the Company recognized a net gain of Ps. 10.0 million, Ps. 4.2 million and Ps. 23.8 million for the years ended June 30, 2008, 2007 and 2006, respectively.

(b)	Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds, government and mortgage bonds are carried at fair value, with unrealized gains and losses included in the statement of income.

Under US GAAP, the Company has classified these investments as available-for-sale and carried them at fair value with unrealized gains and losses, if any, included in stockholders’ equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). The Company’s investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

During the years ended June 30, 2008, 2007 and 2006, proceeds from the sale of available-for-sale securities were Ps. 4,455.9 million Ps. 1,307.7 million and Ps. 316.3 million, respectively. Gross realized gain was Ps. 19.3 million, Ps. 8.8 million and Ps. 6.7 million for the years ended June 30, 2008, 2007 and 2006, respectively.

The Company has classified the following investments in marketable securities as available for sale and, as such, the securities are carried at fair value. Unrealized gains and losses determined to be temporary are recorded as other comprehensive income, net of related deferred taxes, until realized. Unrealized losses determined to be other than temporary are recognized in the period the determination is made. As of the date of these financial statements, the Company has not determined any unrealized losses to be other than temporary.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(b)	Accounting for marketable securities (continued)

The cost and estimated fair values of marketable securities available for sale at June 30, 2008, 2007 and 2006 were as follows:

	Cost		Fair Value		Gross unrealized Gain		Gross unrealized Loss
June 30, 2006
Mutual funds	Ps.	54,601	Ps.	58,267	Ps.	3,666	—
Dolphin Fund		27,882		49,976		22,094	—
Mortgage bonds		2,712		2,704			(8	)(i)
Government bonds		1,254		1,287		33	—

	Ps.	86,449	Ps.	112,234	Ps.	25,793	(8)

June 30, 2007
Mutual funds	Ps.	496,440	Ps.	502,212	Ps.	5,772	—
Dolphin Fund		27,882		96,687		68,805	—
Mortgage bonds		2,069		2,073		4	—
Government bonds		6,311		6,620		309	—

	Ps.	532,702	Ps.	607,592	Ps.	74,890	—

June 30, 2008
Mutual funds	Ps.	89,732	Ps.	92,053	Ps.	2,378	(57	)(i)
Dolphin Fund		27,882		58,070		30,188	—
Mortgage bonds		1,199		1,286		87	—
Government bonds		48,821		45,877		—	(2,944	)(i)

	Ps.	167,634	Ps.	197,286	Ps.	32,653	(3,001)

(i)	Unrealized loss position for less than 12 months.

In evaluating whether a security was other than temporarily impaired, the Company considered the severity and length of time impaired for each security in a loss position and other qualitative data.

At June 30, 2008, government bonds have been in a continuous unrealized loss position for less than 12 months. These unrealized losses are not deemed to be other than temporarily impaired. The Company has the ability and intent to hold these securities for reasonable period of time to allow for recovery of value.

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

Under Argentine GAAP, the Company capitalizes certain costs related to pre-operating activities of the Company’s shopping centers, residencial projects and expenses incurred in the organization of subsidiaries. These expenses are generally amortized on a straight-line basis over periods ranging from 3 to 5 years commencing upon the opening of the shopping center and/or launching of a project. Under US GAAP, these expenses are charged to expense as incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(e)	Mortgage payable with no stated interest rate

In 1991, the Company obtained a non-interest bearing mortgage with a face value of US$ 3,300 to acquire a property (Suipacha 652/64). Under Argentine GAAP, the Company did not make any fair value adjustment for this non-interest bearing mortgage. Under US GAAP however, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, the non-interest bearing mortgage held by the Company was recorded at the estimated market value of the note. The Company used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt. This mortgage was fully repaid in November 1996. As a result, the carrying value of the acquired property was decreased by Ps. 2,000. This adjustment gives rise to differences in depreciation expense and is included in the line item “Depreciation and amortization expense” in the US GAAP reconciliation.

(f)	Securitization accounting

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

Under Argentine GAAP, the Company recognizes a result on the sale of receivables when the carrying value of transferred receivables differs from the amount of cash, TDFs and CPs received. Results recognized on the sale of receivables are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying statements of income. Cash reserves are stated at cost and are classified within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. TDFs are valued at amortized costs and CPs are carried at their equity value based on financial statements issued by the trusts. TDFs and CPs are classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company applies Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 also requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. As of June 30, 2008 the Company has recognized a servicing liability of Ps. 8.2 million due to the fact that Tarshop, resigned its right to collect the fee from the Trusts as compensation for the administration services of the credit card and personal loans receivables which met the requirements for sale accounting.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(f)	Securitization accounting (continued)

Provided below is an analysis of the securitization accounting adjustments, including a description of each significant component, where appropriate.

The US GAAP adjustments affecting shareholders’ equity at June 30, 2008 and 2007 are as follows:

	2008		2007
Equity value as reported under Argentine GAAP (i) (ii)	Ps.	155,546	Ps.	74,145
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(50,893)		(14,379)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP (i)	Ps.	104,653	Ps.	59,766
Estimated fair market value of retained interests related to securitization programs that qualified as a sale under US GAAP		104,000		63,127

US GAAP adjustment	Ps.	(653)	Ps.	3,361

(i)	For the year ended June 30, 2008, under Argentine GAAP, the Company recognized an impairment loss to value the retained interests at fair value.
(ii)	Excludes certificates under liquidation process (Ps. 1.9 million)

The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
Reversal of results recognized under Argentine GAAP	Ps.	25,187	Ps.	3,394	Ps.	1,150
Recognition of results under US GAAP		(3,868)		(1,293)		(7,889)
Reclassification of unrealized losses (ii)		(16,864)		—		—

US GAAP adjustment	Ps.	4,455	Ps.	2,101	Ps.	(6,739)

(ii)	As provided by FAS 115, the Company determined that the decline in fair value below amortized cost is other-than-temporary. As such, the Company recognized an impairment loss of Ps. 24.0 million partially compensated by the recognition of the gain previously recorded in OCI for the year ended June 30, 2007 for Ps. 16.9 million.

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

During the years ended June 30, 2008, 2007 and 2006 proceeds from securitization programs were Ps. 589.4 million, 363.7 million and Ps. 193.9 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(f)	Securitization accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2008, 2007 and 2006:

	Cost		Estimated Unrealized (loss) gain (i)		Fair value (ii)
Balance at June 30, 2005	Ps.	23,486	Ps.	3,602	Ps.	27,088
Increase in retained interest		10,833		—		10,833
Liquidation of retained interest		(11,999)		—		(11,999)
Unrealized loss		—		4,279		4,279

Balance at June 30, 2006	.Ps.	22,320	Ps.	7,881	Ps.	30,201
Increase in retained interest		39,062		—		39,062
Liquidation of retained interest		(6,725)		—		(6,725)
Unrealized loss		—		589		589

Balance at June 30, 2007	Ps.	54,657	Ps.	8,470	Ps.	63,127
Increase in retained interest		69,134		—		69,134
Liquidation of retained interest		(2,927)		—		(2,927)
Unrealized gain/(loss)		—		(25,334)		(25,334)
Reclassifications of unrealized losses		(16,864)		16,864		—

Balance at June 30, 2008	Ps.	104,000	Ps.	—	Ps.	104,000

(i)	Unrealized gains for the years ended June 30, 2005, 2006 and 2007 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.
(ii)	Unrealized losses for the year ended June 30, 2008 were included in earnings (losses).

As of June 30, 2007 and 2006, the gross net unrealized gain has been offset by a deferred tax loss of Ps 2,965, and Ps. 2,758, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

The fair value is more accurately reflected through a quoted market price, if available. If a quoted market price is not available, fair value will be based on the quoted market price of a financial instrument with similar characteristics, the present value of estimated future cash flows or other valuation techniques, which are significantly affected by the assumptions used.

The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2008 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(1,828)	Ps.	(6,542)

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

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(g.1)	Differences in basis relating to purchase accounting

The reconciling item of Ps. 48.2 million relates to various adjustments related to purchase accounting for business combinations which occurred prior to 2005 resulting in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP.

In addition, as discussed in Note 3.g, under Argentine GAAP, the Company followed the guidance in RT No. 18 in accounting for business combination. The purchase price was allocated based on the fair value of each component. A portion of the purchase price was allocated to tangible assets considering the value of the property as if it were vacant. In addition, a portion of the purchase price was allocated to below-market leases and in-place leases. No customer relationships were identified as part of the place leases. For the acquisitions of Empalme, the remaining 33% interest in Palermo Invest, and Bouchard 551 and Dock del Plata buildings consummated during the year ended June 30, 2007, the sum of the individual fair values of the identifiable tangible and intangible assets exceeded the respective purchase price paid. Under Argentine GAAP, the amount of negative goodwill was fully allocated to reduce the value of intangible assets acquired to zero. The remaining amount of negative goodwill is amortized under the straight-line method over the remaining weighted average useful life at the main tangible assets acquired. Under US GAAP, upon acquisitions of real estate, the Company also assesses the fair value of acquired assets (including land, buildings and improvements, and identified intangibles such as above and below market leases and acquired in-place leases and customer relationships) and acquired liabilities in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, and allocates purchase price based on these assessments. There is no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under US GAAP, when negative goodwill exists, eligible assets (tangible and intangible) are subject to pro rata reduction. Accordingly, under US GAAP, a liability for below-market leases and intangible assets for in-place leases amounting to Ps. 28.6 million and Ps. 23.0 million, respectively, were recognized. The fair value of below market leases is recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis.

Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There is no USGAAP adjustment to equity for this item. The US GAAP adjustment to net income as described in note 28.I.(g.2) represents the net effect of (i) reversing the amortization of the negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on fixed assets under US GAAP, (iii) amortization charges for intangible assets recognized under US GAAP and (iv) amortization of below-market leases.

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

As further discussed above, due to certain differences in purchase accounting for acquisitions prior to 2005, goodwill under Argentine GAAP differed from goodwill under US GAAP. In addition, amortization of goodwill under US GAAP ceased effective June 30, 2002. Total goodwill under US GAAP as of adoption of FAS 142 was Ps.82.1 million.

Subsequent acquisitions through June 30, 2007 did not generate additional goodwill under either US GAAP or Argentine GAAP. For the year ended June 30, 2008 goodwill under US GAAP increased Ps. 10.0 million due to the acquisitions completed during fiscal year 2008 (see Note 2.g. for details)

As required by paragraph 26 of SFAS 142, following an acquisition, initial annual goodwill impairment testing should be performed within 12 months of the acquisition date. Therefore, the Company has not yet performed goodwill impairment testing related to the acquisitions completed in 2008 as of June 30, 2008.

In accordance with the requirements of SFAS 142, the Company does not amortize goodwill. SFAS 142 requires the Company to periodically test for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. The Company performs its annual impairment testing as of June 30, using a two-step process that begins with an estimation of the fair values of the reporting units that have goodwill.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(g.1)	Differences in basis relating to purchase accounting (continuing)

Step 1 of impairment testing consists of determining and comparing the fair value of a reporting unit to the carrying value of the reporting unit. If step 1 is failed for a reporting unit, indicating a potential impairment, the Company is required to complete step 2, which is a more detailed test to calculate the implied fair value of goodwill, and compare that value to the carrying value of the goodwill. If the carrying value of goodwill exceeds its implied fair value, an impairment loss is required to be recorded.

The Company performed step 1 impairment tests of recorded goodwill as of June 30, 2008 amounting to Ps. 82.1 (excluding goodwill generated for the fiscal 2008 acquisitions which will be tested after year-end as discussed above). The step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary.

In addition, the broader stock market has experienced significant price and volume fluctuations in recent months. This volatility has affected the market price of the Company’s securities for reasons unrelated to its operating performance. The Company believes that the fact that its market capitalization is trading below book value is not indicative of its operating performance and is not related to its business fundamentals. Moreover, since step 1 of the goodwill impairment test performed as of June 30, 2008 resulted in the fair value of the reporting units being higher for a large percentage than the respective carrying values, the Company believes an interim impairment testing of goodwill is not necessary. The Company continues to monitor current market conditions, which may trigger interim impairment testing analysis at any given point in time.

(g.2)	Purchase accounting - Amortization and depreciation expense

This reconciling item includes adjustments related to purchase accounting for business combinations which occurred prior to 2005 resulting in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP of Ps. 48.2 million gave rise to differences in amortization expense under US GAAP until June 30, 2002. Effective July 1, 2002, the Company adopted SFAS No. 142 and, as such, discontinued amortization of this goodwill as from that date.

In addition, under Argentine GAAP, goodwill is amortized under the straight-line method generating amortization expense of Ps. 14.4 million for the years ended June 30, 2008, 2007 and 2006. Under US GAAP, amortization expense recorded was reversed for all periods presented.

In addition, the differences in the carrying amount of fixed assets, intangible assets and liabilities (below-market leases) acquired between Argentine GAAP and US GAAP and the reversing of the amortization of the negative goodwill recorded under Argentine GAAP as described above gave rise (i) amortization charges for intangible assets recognized under US GAAP, (ii) higher amortization of deferred revenues (below-market leases), (iii) lower (higher) depreciation charges on fixed assets and (iv) reversing the amortization of the negative goodwill recorded under Argentine GAAP, amounting to a net lower effect of Ps. 0.8 million, Ps. 2.3 million and Ps. (2,7) million during fiscal years 2008, 2007 and 2006, respectively.

(h)	Present-value accounting

As indicated in Note 3.i., under Argentine GAAP, certain other tax receivables and liabilities are measured at present-values as of year-end. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

(i)	Reversal of previously recognized impairment losses

Under Argentina GAAP previously recognized impairment losses can be reversed. Amounts reversed in 2008, 2007 and 2006 amounted to Ps. 2.7 million, Ps. 2.6 million and Ps. 13.0 million, respectively, given rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for the years ended June 30, 2008, 2007 and 2006 amounted to Ps. 4.3 million, Ps. 4.4 million and Ps. 5.6 million, respectively, and are shown netted against the reversal impairment losses under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28. Differences between Argentine GAAP and US GAAP (continued)

(j)	Accounting for IRSA Convertible Notes

As discussed in Note 10.a., in November 2002, the Company issued US$ 100,000 of IRSA Convertible Notes with non-detachable warrants to acquire additional shares of common stock. In accordance with the agreement, the IRSA Convertible Notes are convertible, at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder has the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP purposes, no proceeds were allocated to the conversion feature and non-detachable warrants.

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

As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount is being recognized as expense over the term of the IRSA Convertible Notes. Upon conversion, warrants are recognized as additional paid-in capital and any unamortized discount is immediately recognized as interest expense. Total discount amortization recognized during the years ended June 30, 2008, 2007 and 2006 totaled Ps. 469 Ps. 2,039 and Ps. 7,338, respectively (included accelerated amortization recognized as a result of conversions made during those years). As IRSA Convertible Notes are denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gain (losses) reversed under US GAAP totaled Ps. (3) Ps. 8 and Ps. (580) during the years ended June 30, 2008, 2007 and 2006, respectively.

During the years ended June 30, 2008, 2007, 2006, 2005 and 2004 the holders of IRSA Convertible Notes for a total amount issued, exercised its conversion rights and, as a result, the Company issued 34,582,162, 16,640,658, 55,961,675, 52,448,952, and 23,734,388 shares of common stock, respectively. Upon conversion, during the years ended June 30, 2008, 2007, 2006, 2005, 2004 and 2003 the Company issued US$ 18.9 million , US$ 9.1 million ,US$ 30.5 million , US$ 28.6 million , US$ 12.9 million and US$ 0 million of warrants, of which US$ 43.1 million, US$ 7 million, US$ 12.1 million and US$ 30.5 million were exercised during fiscal year ended June 30, 2008, 2007, 2006 and 2005, respectively. As a result of the conversions and exercises of warrants, under US GAAP the Company has reclassified in 2008 and 2007 a net amount of Ps. 6,659 and Ps. 1,379, respectively from additional paid-in capital of common stock to additional paid-in capital of warrants. As of June 30, 2008 the remaining balance of IRSA’s Convertible Notes have been fully paid.

(k)	Reversal of gain recognized on trouble debt restructuring

Under Argentine GAAP, the restructuring of debts occurred in November 2002 was treated as an exchange of debt instruments with substantially different terms. As a result, the Company removed the original loans from the consolidated balance sheet and recognized the new debt instruments at their present value discounted at an 8% market interest rate. Gain on restructuring recorded in fiscal year 2003 amounted to Ps. 36.5 million (Ps. 31.7 million net of related expenses). Under Argentine GAAP the Company also recognized a gain of Ps. 7.6 million from interest expense reductions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(k)	Reversal of gain recognized on trouble debt restructuring (continuing)

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are recorded in earnings.

As discussed in Note 4.i.(iii) the Company fully paid all of the restructured obligations. Therefore the unrealized gain was fully recognized under USGAAP as of June 30, 2008. The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 6.9 million, Ps. 3.8 million and Ps. 3.1 million for the years ended June 30, 2008, 2007 and 2006, respectively. As the Company’s new debt instruments are denominated in US Dollars, the US GAAP adjustment also includes the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange gains (losses) recorded under US GAAP were not significant for any of the periods presented.

(l)	Accounting for real estate barter transactions

In the ordinary course of business, the Company enters into certain non-monetary transactions with third parties pursuant to which the Company sells parcels of land held for sale in exchange for cash and/or other real estate properties. See Note 2.g. for details of the transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. As a result, under Argentine GAAP, the Company recorded gains of Ps. 14,700 and Ps. 44,172 for the years ended June 30, 2008 and June 30, 2006, respectively. No barter transactions were consummated for the year ended June 30, 2007.

Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards (SFAS) No. 153, Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29. SFAS 153 amends APB Opinion No. 29 (Opinion 29), Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by SFAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaced it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, thus are effective for all non-monetary exchanges entered into by the Company for the years ended on and after June 30, 2006.

Under SFAS 153 the Company determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

In certain barter transactions, the Company does not receive a down payment or receives a down payment which is less than 10% of the sales price. In those cases, the Company follows the deposit method prescribed under FAS 66. Under the deposit method the Company does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the liability has been assumed by the buyer. The Company discloses that those items are subject to a sales contract. Therefore, under US GAAP, the gains recognized under Argentine GAAP were reversed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(l)	Accounting for real estate barter transactions (continuing)

However, for the year ended June 30, 2008, the US GAAP adjustment represents the net effect of (i) the reversal of the Ps. 14.7 million recognized under Argentine GAAP and (ii) the recognition of a gain of Ps. 32.0 million related to a prior year barter transaction which was not completed as originally planned.

This latter transaction dated back to the year ended June 30, 2006 when the Company recognized a gain under Argentine GAAP and reversed it for US GAAP purposes due to not meeting FAS 66 criteria (this reversal forms part of the Ps. 44.2 million reconciling item for 2006). No activity occurred during fiscal year 2007. In fiscal year 2008, this transaction was completed by the counterparty surrendering cash in lieu of the future real estate property. Thus the Company recognized the gain on consummation of this transaction in 2008.

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

The Company recorded the exchange of plot 1c) of Dique III in 2005 at the book value of the land given up, thus not recording any gain on the exchange. As a result, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP amounting to Ps. 14,985 in fiscal year ended June 30, 2007.

(m)	Reversal of the gain from valuation of inventories at net realizable value

In the ordinary course of business, the Company may enter into promissory sales contracts to sell housing units for which the respective transfer title deeds have not been consummated at year-end. However, as the Company received advance payments fixing the sales prices and the terms and conditions of the contracts provide reasonable assurance of the closing of the transaction and the realization of the gain, under Argentine GAAP the Company valued these inventories at net realizable value. Under US GAAP, inventories are valued at cost. As such, the US GAAP adjustment represents the net effect of (i) reversal of the gain recognized under Argentine GAAP in 2008, 2007 and 2006 for non consummated transactions and the (ii) recognition of the gain under US GAAP from deeds executed in 2008, 2007 and 2006. In addition in 2006 the Company recognized an exchange gain difference in connection with the receivable recorded under Argentine GAAP in an amount of Ps. 1,741, which under US GAAP was reversed and recognized in 2007 together with the sale of the property.

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

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to Serie II of APSA Non Convertible Notes are amortized on a straight-line method over the term of the agreement. Under US GAAP, following SFAS No. 91 such costs are amortized over the same period using the effective interest method. Since the issuance of the APSA Non- Convertible Notes occurred in May 2007, the amount of the adjustment for the year ended June 30, 2007 was not significant.

(p)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalized certain costs related to software developed as obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The US GAAP adjustment for the year 2006, 2007 and 2008 represents the effect net of (i) expenses such costs and (ii) reversal of depreciation charges previously capitalized costs under Argentine GAAP and expenses under US GAAP.

(q)	Accounting for increasing rate debt

The syndicated loan discussed in Note 4.i.(iv), accrued interest at a fixed rate of 7.875% per annum during the first year and “Encuesta” variable rate plus 3% thereafter. The outstanding balance of the syndicated loan was fully paid in April 2007. Under Argentine GAAP, interest was recognized based on the interest rate applicable to each interest period. Under US GAAP, the Company followed the guidance in EITF 86-15, “Increasing Rate Debt”. In EITF 86-15, the Task Force reached a consensus that the borrower’s periodic interest cost should be determined using the interest method based on the estimated outstanding term of the debt. This loan was paid April 5, 2007

(r)	Reversal of capitalized foreign exchange differences

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the year ended June 30, 2007 and 2008 related to the PAMSA project. The Company did not capitalize any financial costs for the year ended June 30, 2006. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP mainly related to the acquisition and construction of PAMSA for the years ended June 30, 2007 and capitalizing interest in the year ended June 30, 2008 for an amount of Ps. 0.4 million and Ps. 5.8 million, respectively.

(s)	Debtor’s accounting for a modification of APSA convertible debt instruments

As indicated in Note 4.i.(ii), in August 2002 APSA issued US$ 50,000 of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. In considering the accounting treatment of the Convertible Notes under US GAAP the Company took account of the guidance provided in EITF 98-5. This regulation, EITF 98-5, requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis the Company performed, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(t)	Revenue recognition

Cumulative effect of the initial application of SAB No. 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB No. 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, which provides guidance on quantifying financial statement misstatements. SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

SAB No. 108 was effective for the Company for the year ended June 30, 2007. Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the roll-over method and the iron curtain method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the Company’s application of the guidance in SAB No. 108, the Company’s management used the roll-over method for quantifying financial statement misstatements both for Argentine GAAP and US GAAP purposes.

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

SAB No. 108 permitted existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the dual approach had always been applied or (ii) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. For the year ended June 30, 2007, under US GAAP, the Company elected to record the effects of applying SAB No. 108 using the cumulative effect transition method. The Company’s management previously quantified these errors under the roll-over method and concluded that they were immaterial.

The total amount of the misstatements that have been corrected as of the date of adoption of SAB 108 (July 1, 2006) was Ps. (10.7) million (excluding the effects for minority interest and deferred income taxes amounting to Ps. 3.3 million and Ps. 3.6 million, respectively) and was related to the US GAAP adjustments for (i) deferred insurance and fees revenues; (ii) deferred commissions; and (iii) scheduled rent increases, further detailed below.

For purposes of the presentation for the year ended June 30, 2008, the Company has included the cumulative effect of these adjustments as part of the respective US GAAP adjustments described in Notes 28.I.(t.3)., 28.I.(t.1) and 28.I.(t.2), respectively. The related effects for minority interest and deferred income taxes have also been included as part of the US GAAP adjustments described in Notes 28.I. (v). and 28.I.(u)., respectively.

(t.1)	Deferred commissions

Under Argentine GAAP, lease commissions earned are recognized at the time a transaction is successfully completed. A transaction is considered successfully concluded when both parties have signed the related lease contract. Upon adoption of SAB 108, (July 1, 2006), under US GAAP, lease commissions are deferred and amortized to income over the term of the respective leases. The US GAAP adjustment to equity also includes the portion of the total cumulative effect of the initial application of SAB 108 related to this reconciling item.

(t.2)	Scheduled rent increases

        Under Argentine GAAP, revenue from “non-cancelable” leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Upon adoption of SAB 108, (July 1, 2006), under US GAAP, the Company applied the provisions of SFAS No. 13 and FTB 85-3 and accordingly, recognized escalated rental revenue under the straight-line method over the term of the leases. The US GAAP adjustment to equity also includes the portion of the total cumulative effect of the initial application of SAB 108 related to this reconciling item.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(t.2)	Scheduled rent increases (continued)

In the determination of the US GAAP adjustment, the Company considered the definition of lease term in paragraph 5(f) of FAS 13. All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days’ written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

Paragraph 5(f) of FAS 13 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

Based on the provisions of paragraph 5(f) of FAS 13, the Company concluded that, even though the lease are cancelable, lessees would incur significant “economic penalties” if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

The Company reached this conclusion based on the factors mentioned in paragraph 5(o) of FAS 13, including (i) the geographical location and accessibility of the Company’s properties; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

(t.3)	Deferred revenues – insurance & fees

Under Argentine GAAP, the Company, accounts for revenues from life and disability insurance and origination fees on an up-front basis. Upon adoption of SAB 108, (July 1, 2006), under US GAAP, life and disability insurance and origination fees are recognized to income on a straight-line basis over the term of the respective receivables. The US GAAP adjustment to equity also includes the portion of the total cumulative effect of the initial application of SAB 108 related to this reconciling item.

(u)	Deferred income tax

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(w)	Adoption of FIN 48, “accounting for uncertainty in income taxes — an interpretation of FASB statement no. 109”

On July 1, 2007, the company adopted FASB interpretation no. 48, “accounting for uncertainty in income taxes — an interpretation of FASB statement no. 109” (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

The adoption of FIN 48 did not result in an increase to the net liability for unrecognized tax benefits.

The total amount of unrecognized tax benefits as of the adoption of FIN 48 at July 1, 2007, was not significant. The company classified unrecognized tax benefits not expected to be paid in the next 12 months in other non-current liabilities.

The company’s principal taxable jurisdiction is Argentina. At any point in time, the company may have tax audits underway at various stages of completion. The company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate.

The Company has tax years open ranging from 2003 and forward. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

In addition, under Argentine GAAP the Company has classified the net deferred tax asset as of June 30, 2008 amounting to Ps. 39.0 million and the net deferred tax liability as of June 30, 2007 amounting to Ps. 1.9 million, as follows: Ps. 70.1 million and Ps. 25.4 million as of June 30, 2008 and 2007, respectively, as non-current other receivables and prepaid expenses; and Ps. 31.1 million and Ps. 27.3 million as of June 30, 2008 and 2007, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2008 and 2007, Ps. 24.2 million and Ps. 13.7 million, respectively, would have been classified as current assets, and Ps. 87.7 million and Ps. 21.5 million, respectively, would have been classified as non-current assets. As June 30, 2008 and 2007 Ps. 2.1 million and Ps. 6.4 million, respectively, would have been classified as current liabilities and Ps. 70.9 million and Ps. 30.7 million, respectively, would have been classified as non-current liabilities.

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, issue costs should be reported as deferred charges of Ps. 13,382.

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

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 181.2, Ps. 134.4 million and Ps. 107.3 million for the years ended June 30, 2008, 2007 and 2006, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(b)	Statement of income classification differences (continued)

Should the EITF 01-14 be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 1,265.4 million, Ps. 873.1 million and Ps. 685.0 million for the years ended June 30, 2008, 2007 and 2006, respectively.

Operating income

Under US GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net” would have been included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other expenses, net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items which were originally recorded.

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 263.3 million, Ps. 201.3 million, and Ps. 194.7 million for the years ended June 30, 2008, 2007 and 2006, respectively.

(c)	Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion and capitalized costs of issuance of debt—See Note 28.II.(a)), as of June 30, 2008, are as follows:

2010	Ps.	102,108
2011		64,309
2012		64,309
Thereafter 2013		900,311

	Ps.	1,131,037

(1)	Not including deferred debt issuance costs in the amount of Ps. 11,310.

(d)	Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2008, 2007 and 2006.

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2008, 2007 and 2006 were contingent rentals of P.s 73.3 million, Ps. 51.9 million and Ps. 40.9 million, respectively. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 28.I.(t.2). for more information as to how the Company considered this definition.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(d)	Operating leases (leases)

Minimum future rentals on cancelable leases as of June 30, 2008 for each of the five succeeding fiscal years are as follows:

2009	Ps.	180,711
2010		114,539
2011		48,933
2012		13,000
Thereafter 2013		14,401

	Ps.	371,584

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

Between June 2007 and November 2007, 12.0 million convertible notes were exercised. In addition Cresud incremented it’s participation in the Company by adquisitions in the market.

As of June 30, 2008 Cresud owned 38.4% of our common shares

- Donations: For the years ended June 30, 2008, 2007, and 2006, the Company made unconditional promises to give money to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps.4.8 million, Ps. 2.5 million and Ps. 4.3 million, respectively. Unconditional promises are paid in the subsequent year. A director and shareholder of the Company is the President of these organizations.

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

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(e)	Disclosure of related parties transactions (continued)

These lease and sublease agreements were cancelled on February, 2004 and a new lease agreement was signed by the Company, APSA, Cresud and Isaac Elsztain e Hijos S.C.A. We have leased our headquarters located in Bolivar 108, City of Buenos Aires pursuant to this agreement since March 2014. This lease has a term of 120 months and rent of Ps. 10.3 is payable monthly. The Company, APSA and Cresud each pay one-third of such rent in an amount of Ps. 3.4 each.

- Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open – ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end, with unrealized gains reported in earnings within “Financial results, net” in the accompanying consolidated statements of income.

The Company recognized net (loss) gains of Ps. (37.8) million; Ps. 46.8 million and Ps. 0.0 million for the years ended June 30, 2008, 2007 and 2006 respectively.

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

In the ordinary course of business, the Company shares corporate services (finance, human resources, procurement, internal audit, systems, administration, etc.) with APSA and Cresud under an Exchange of Operating Services Agreement entered into by all three companies in 2004 and amended on August 2008. The Company pays a fee, primarily through the provision of services to the other parties.

- Legal services: During the years ended June 30, 2008, 2007 and 2006, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of Ps. 3.8 million, Ps. 3.3 million and Ps. 1.9 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

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

for the years ended June 30, 2008, 2007 and 2006

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2008 and 2007 are as follows:

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

Retained interest in transferred mortgage, credit card and personal loans receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2008 and 2007, the fair value of retained interests in transferred mortgage and credit card receivables totaled Ps. 104.0 million and Ps. 61.6 million, respectively.

Accounts payable

The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt (includes current portion of the non-current item)

As of June 30, 2008 and 2007, except for the Convertible Notes issued by IRSA and Non-Convertible Notes of APSA and IRSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible Notes was Ps 616.1 million and Ps. 794.3 million at June 30, 2008 and 2007, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Disclosure about fair value of financial instruments (continued)

The fair value of IRSA Convertible Notes was Ps. 325.3 million at June 30, 2007. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end plus the estimated fair value of the warrants that should be issued by the Company upon conversion.

The fair value of IRSA Notes (see Note 10) was Ps. 341.7 million, Ps. 441.8 million at June 30, 2008 and 2007, respectively and was determined based on quoted market prices of the notes.

Other receivables and other liabilities

The carrying amounts of other receivables and other liabilities reported in the consolidated balance sheets approximate fair value.

Options and future contracts to purchase foreign currency and metals

The fair value of the futures contracts is based on the estimated amount at which they could be settled based on future market prices. The fair value of future contracts outstanding at June 30, 2008 and 2007 was Ps. 4.6 million and Ps. (0.13) million. Future contracts are reported at their fair market value on the consolidated balance sheet. There were no future contracts in 2006.

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

The Company places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The Company has not experienced any significant losses in such accounts.

The Company’s accounts receivable are primarily derived from leases and services from the Company’s shopping center and office buildings customers and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. Accounts receivable derived from leases and services are related to the Company’s shopping center operations and rental of office buildings. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s indirect subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the current credit crisis and other conditions, some customers experienced delays in payments and also uncollectibility rates increased during the year ended June 30, 2008 and thereafter. As of June 30, 2008, the allowance for doubtful accounts increased Ps. 45.9 million, or 223.2 % as compared to June 30, 2007, which reflects current economic conditions and recent delinquency trends. As of September 30, 2008 the allowance for doubtful accounts increased Ps. 17.2 million, or 25.9% as compared to June 30, 2008, reflecting weakening economic environment affecting consumers and card members delinquencies and charge-offs. The Company is closely monitoring the delays, delinquency and uncollectibility rates.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(g)	Credit risk (continued)

As discussed in Note 16, as of June 30, 2008, the Company sold receivables aggregating Ps. 1,440.2 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses. As of September 30, 2008, the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. Due to the factors mentioned above, the Company has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the CPs to reflect current fair value. For the three months ended September 30, 2008, no additional impairment charge related to the retained interests in securitized receivables was necessary.

(h)	Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The key changes to current practice are (1) the definition of fair value, which focuses on an exit price rather than an entry price; (2) the methods used to measure fair value, such as emphasis that fair value is a market-based measurement, not an entity-specific measurement, as well as the inclusion of an adjustment for risk, restrictions and credit standing and (3) the expanded disclosures about fair value measurements. This statement does not require any new fair value measurements.

SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

The FASB has issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” which defers the provisions of SFAS 157 relating to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” to clarify the provisions of SFAS 157 relating to valuing a financial asset when the market for that asset is not active. This FSP will be effective upon issuance of SFAS 157.

Therefore SFAS 157 will be effective for the Company’s year ended June 30, 2009 as it relates to financial assets and liabilities currently recorded or disclosed at fair value and SFAS 157 will be effective for the Company’s year ended June 30, 2010 as it relates to non financial assets and liabilities.

The Company has not finalized the assessment of SFAS 157 as it relates to the financial assets and liabilities currently recorded or disclosed at fair value, although is not expected to materially affect how the Company determines fair value, but it may result in certain additional disclosures

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Therefore SFAS 159 will be effective for the Company’s year ended June 30, 2009. The Company has not yet decided whether or not it would elect to measure any of its current eligible financial assets or liabilities at fair value upon adoption.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(f)	Recently issued accounting pronouncements (continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations.” SFAS 141R expands the original guidance’s definition of a business. It broadens the fair value measurement and recognition to all assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS 141R requires expanded disclosures to improve the ability to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore SFAS 141R will be effective for the Company for business combinations made on or after July 1, 2009. While the Company has not yet finalized the full evaluation of potential impact of this statement, the Company expects the adoption of SFAS 141R to have a material effect on the accounting for future acquisitions of businesses and properties.

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 requires that a noncontrolling interest in an unconsolidated entity be reported as equity and any losses in excess of an unconsolidated entity’s equity interest be recorded to the noncontrolling interest. The statement requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS 160 is effective for annual periods beginning after December 15, 2008. Therefore SFAS 160 will be effective for the Company’s year ended June 30, 2010 and many provisions will be applied retrospectively. The Company is currently evaluating the impact SFAS 160 will have on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged, as amended by FASB Staff Position No. FAS 133-1 and FIN 45-4 (see below) on December 31, 2008. Therefore SFAS 161 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact SFAS 161 will have to the disclosures included in the consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3 (“FSP FAS 142-3”), “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal and extension assumptions used to determine the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of assets considered in a business combination. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Therefore FSP FAS 142-3 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact FSP FAS 142-3 will have on the consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 (“FSP APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” FSP APB 14-1 will require that the initial debt proceeds from the sale of convertible and exchangeable debt instruments be allocated between a liability component and an equity component in a manner that will reflect the effective nonconvertible borrowing rate. The resulting debt discount would be amortized using the effective interest method over the period the debt is expected to be outstanding as additional interest expense. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. Therefore FSP APB 14-1 will be effective for the Company’s year ended June 30, 2010 and will require retroactive application. The Company is currently evaluating the impact FSP FAS 142-3 will have on the consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in presenting financial statements in conformity with generally accepted accounting principles in the United States. The Company believes that the adoption of this standard on its effective date will not have a material effect on the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(h)	Recently issued accounting pronouncements (continued)

In September 2008, the FASB issued FASB Staff Position No. FAS 133-1 and FIN 45-4 (“FSP FAS 133-1”), “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” FSP FAS 133-1 requires disclosures by sellers of credit derivatives; additional disclosures on current status of payment/performance risk of guarantees and clarified the effective date of SFAS 161. FSP FAS 133-1 is effective for reporting periods (annual or interim) ending after November 15, 2008. Therefore FSP FAS 133-1 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact FSP FAS 133-1 will have on the consolidated financial statements.

In June 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 07-5, (“EITF 07-5”) “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. Therefore, EITF 07-5 will be effective for the Company’s year ended June 30, 2010. The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year, presented separately. The cumulative-effect adjustment is the difference between the amounts recognized in the statement of financial position before initial application of this Issue and the amounts recognized in the statement of financial position at initial application of this Issue. The amounts recognized in the statement of financial position as a result of the initial application of this Issue shall be determined based on the amounts that would have been recognized if the guidance in this Issue had been applied from the issuance date of the instrument(s). However, in circumstances in which a previously bifurcated embedded conversion option in a convertible debt instrument no longer meets the bifurcation criteria in Statement 133 at initial application of this Issue, the carrying amount of the liability for the conversion option (that is, its fair value on the date of adoption) shall be reclassified to shareholders’ equity. Any debt discount that was recognized when the conversion option was initially bifurcated from the convertible debt instrument shall continue to be amortized. Paragraphs 12 and 13 of this Issue shall not result in a transition adjustment at the effective date because that guidance is consistent with guidance previously contained in Issue 01-6, which is nullified by this Issue. The transition disclosures in paragraphs 17 and 18 of Statement 154 shall be provided. The Company is currently evaluating the impact EITF 07-5 will have on the consolidated financial statements.

In November 2007, the EITF issued EITF Issue No. 07-6, (“EITF 07-6”) “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, When the Agreement Includes a Buy-Sell Clause”. This Issue is effective for new arrangements entered into and assessments performed in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. Therefore EITF 07-6 will be effective for the Company’s year ended June 30, 2009. For purposes of the transition guidance, assessments are any assessment performed pursuant to Statement 66 after the effective date of this Issue for arrangements accounted for under the deposit, profit-sharing, leasing, or financing methods for reasons other than the existence of a buy-sell clause. The Company is currently evaluating the impact EITF 07-6 will have on the consolidated financial statements.

In September 2008, the FASB issued for comment revisions to SFAS No. 140 (“SFAS 140”) “Transfers of Financial Assets and Extinguishments of Liabilities” and FASB Interpretation No. 46, as revised (“FIN 46R”), “Consolidation of Variable Interest Entities.” The changes proposed include a removal of the scope exemption from FIN 46R for QSPEs, a revision of the current risks and rewards-based FIN 46R consolidation model to a qualitative model based on control and a requirement that consolidation of VIEs be reevaluated on an ongoing basis. Although the revised standards have not yet been finalized, these changes may have a significant impact on the Company’s consolidated financial statements as the Company may be required to consolidate QSPEs to which the Company has previously sold assets. In addition, the Company may also be required to consolidate other VIEs that are not currently consolidated based an analysis under the current FIN 46R consolidation model. The proposed revisions would be effective for fiscal years that begin after November 15, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(i)	Earnings per share

As described in Note 3.y., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 18 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128) although certain differences exist.

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants using the if converted method, as applicable. As of the year ended June 30, 2008 the Company does not have any convertible instruments and/or warrants outstanding. Under US GAAP, dilutive options or warrants that are issued during a period or that expire or are cancelled during a period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period that they were outstanding. Additionally, dilutive options or warrants exercised during the period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period prior to actual exercise. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS. Under US GAAP, the Company applied the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 21,195 shares, 95,918 shares and 139,100, for the years ended June 30, 2008, 2007 and 2006, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2008, 2007 and 2006 using the treasury-stock method, would have been Ps. 0.22, Ps. 0.23 and Ps. 0.24, respectively.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2008		2007		2006
Numerator:
Net income available to common shareholders	Ps.	122,116	Ps.	103,222	Ps.	89,946
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		1,214		8,213		19,170
Foreign currency exchange gain on convertible debt		11		46		10,257
Income tax effects		(163)		(716)		(2,366)

Net income available to common shareholders plus assumed conversions	Ps.	123,178	Ps.	110,765	Ps.	117,007

Denominator:
Weighted-average number of shares outstanding	Ps.	549,277	Ps.	444,904	Ps.	379,506
Plus: incremental shares of assumed conversions:
Warrants (i)		13,527		49,317		46,985
Convertible Notes		7,668		46,601		92,115

Adjusted weighted-average number of shares	Ps.	570,472	Ps.	540,822	Ps.	518,606

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.222	Ps.	0.23	Ps.	0.24
Diluted net income per common share	Ps.	0.216	Ps.	0.20	Ps.	0.23

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

Shopping center operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit, increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

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

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(j)	Risks and uncertainties (continued)

inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed (General Paz Project, Caballito Project, Coto Residential Project and Rosario Project), could have a material adverse effect on the Company.

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

Credit card operating risks: Credit card operations are subject to federal legislation and regulation. From time to time, such legislation, as well as competitive conditions, may affect, among other things, credit card finance charges. While the Company cannot predict the effect of future competitive conditions and legislation or the measures the Company might take in response thereto, a significant reduction in the finance charges imposed by Tarshop would have an adverse effect on the Company. In addition, adverse changes in general Argentine economic conditions, including, but not limited to changes in regulations affecting capital market access, market volatility, higher interest rates and increases in delinquencies, charge-offs and personal bankruptcies have a negative effect on the Company.

(k)	Summarized financial information of unconsolidated equity investees

Equity investments in unconsolidated affiliated companies where the Company exercises significant influence, generally representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method.

The Company’s share of the income of these affiliates was Ps, 13.2 loss in 2008, Ps. 40.0 million gain in 2007 and Ps. 41.7 million gain in 2006, and its investment in these companies totaled Ps. 318.2 million and Ps. 306.9 million at June 30, 2008 and 2007, respectively.

Summarized financial information in accordance with Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”) of BHSA a significant equity investee (on a 100% basis) is as follows:

	As of and for the year ended June 30,
	2008			2007
Current assets	Ps.	(i	)	Ps.	(i	)
Non-current assets		(i	)		(i	)

Total assets		10,572,332			10,167,649

Current liabilities		(i	)		(i	)
Non-current liabilities		(i	)		(i	)

Total liabilities		7,887,223			7,423,415

Minority interest		33,375			32,938
Shareholders’ equity	Ps.	2,651,734		Ps.	2,711,296

	For the year ended June 30,
	2008		2007		2006
Revenues	Ps.	696,591	Ps.	882,220	Ps.	733,803
Gross profit		145,898		507,554		321,619
Net income	Ps.	(59,562)	Ps.	357,891	Ps.	309,078

(i)	Balance sheets of banking entities are unclassified.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

The following tables set forth the amounts of cash and cash equivalents at the beginning and end of each year and corresponding increases and/or decreases that would be reported in a statement of cash flow following SFAS 95 provisions:

	For the year ended June 30,
	2008		2007		2006
Cash and cash equivalents under US GAAP as of the beginning of the year	Ps.	270,416	Ps.	163,940	Ps.	142,589
Cash and cash equivalents under US GAAP as of year-end		384,553		270,416		163,940

Net increase in cash and cash equivalents under US GAAP	Ps.	114,137	Ps.	106,476	Ps.	21,351

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

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	For the year ended June 30,
	2008		2007		2006
Net cash provided by operating activities	Ps.	362,711	Ps.	111,936	Ps.	192,589
Net cash used in investing activities		(833,536)		(470,318)		(128,687)
Net cash provided by (used in) financing activities		149,145		900,907		(36,767)
Effect of exchange rate changes on cash and cash equivalents		2,161		2,058		(5,784)

Net increase in cash and cash equivalents	Ps.	(319,519)	Ps.	544,583	Ps.	21,351

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(m)	Statements of cash flows classification differences (continued)

Additionally, under Argentine GAAP, the Company consolidates the accounts of Metroshop S.A., CYRSA and Canteras Natal Crespo S.A. on a pro rata basis. Under US GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over this investment. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers. For this reason, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared under US GAAP using Argentine GAAP since each line item would exclude the pro rata equity interest of the accounts of Metroshop S.A., CYRSA and Canteras Natal Crespo S.A.

(n)	Comprehensive income

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2008, 2007 and 2006.

	Year ended June 30,
	2008		2007		2006
Net income under US GAAP	Ps.	122,116	Ps.	103,222	Ps.	89,946
Other comprehensive income:
Unrealized (loss) gain on available-for-sale-securities (i)		(27,792)		30,945		4,042
Unrealized (loss) gain on retained interest in transferred mortgage and credit card receivables (ii)		(1,830)		(174)		1,043
Unrealized (loss) gain on available-for-sale-securities of equity investees		(32,958)		16,286		3,544

Comprehensive income	Ps.	59,536		Ps.150,279	Ps.	98,575

(i)	Net of minority interest and income taxes of Ps. 1,611 and Ps. 15,833, respectively, for 2008, Ps. (973) and Ps. (17,187), respectively, for 2007 and Ps. 29 and Ps. 2,192, respectively, for 2006.
(ii)	Net of minority interest and income taxes of Ps. 3,676 and Ps. 2,964, respectively, for 2008, Ps.(557) and Ps. (206), respectively, for 2007 and Ps. (1,739) and Ps. (1,498), respectively for 2006.

Accumulated non-owner changes in equity (accumulated other comprehensive income) for the years ended June 30, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
Unrealized gain on available-for-sale securities	Ps.19,819	Ps.47,611	Ps.16,666
Unrealized gain on retained interest in transferred mortgage and credit card receivables	—	1,830	2,004
Unrealized gain on available-for-sale-securities on equity investees	13,344	46,302	30,016

Accumulated other comprehensive income	Ps.33,163	Ps.95,743	Ps.48,686

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(o)	Pro-rata consolidation of Canteras Natal Crespo S.A, Metroshop S.A. and CYRSA

As discussed in footnote (v) of Note 2.b. under Argentine GAAP the Company consolidates the accounts of Natal Crespo S.A. and CYRSA on a pro-rata basis and also, APSA consolidates Metroshop S.A. on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

Presented below is the consolidated condensed information of the Company at June 30, 2008 and 2007 considering Natal Crespo S.A., CYRSA (only for June 30, 2008) and Metroshop S.A. as an equity investee:

	As of and for the year ended June 30, 2008
	As reported		Eliminations of Metroshop S.A, CYRSA and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A, CYRSA and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	893,842	Ps.	7,314	Ps.	—	Ps.	901,156
Non-current assets		3,578,130		(107,930)		28,204		3,498,404

Total assets		4,471,972		(100,616)		28,204		4,399,560

Current liabilities		742,267		(12,000)		—		730,267
Non-current liabilities		1,348,812		(60,412)		—		1,288,400

Total liabilities		2,091,079		(72,412)		—		2,018,667

Minority interest		456,715		(3,829)		3,829-		456,715
Shareholders’ equity		1,924,178		(24,375)		24,375		1,924,178

Revenues		1,084,242		(21,965)		—		1,062,277
Gross profit		594,581		(11,066)		—		583,515
Net income	Ps.	54,875	Ps.	3,742	Ps.	(3,742)	Ps.	54,875

	As of and for the year ended June 30, 2007
	As reported		Eliminations of Metroshop S.A. and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A. and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	1,175,790	Ps.	2,185	Ps.	—	Ps.	1,177,975
Non-current assets		2,969,109		(6,950)		3,133		2,965,292

Total assets		4,144,899		(4,765)		3,133		4,143,267

Current liabilities		652,082		(1,632)		—		650,450
Non-current liabilities		1,395,693		—		—		1,395,693

Total liabilities		2,047,775		(1,632)		—		2,046,143

Minority interest		450,410		—		—		450,410
Shareholders’ equity		1,646,714		—		—		1,646,714

Revenues		738,756		(5,620)		—		733,136
Gross profit		427,109		(3,606)		—		423,503
Net income	Ps.	107,097	Ps.	—	Ps.	—	Ps.	107,097

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(p)	Business combinations

1)     Fair values of assets and liabilities acquired

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition for each transaction (in millions):

	Museo Renault	Bank Boston	Mendoza Plaza Shopping
Working capital	0.0	0.0	1.2
Goodwill	3.5	6.5	0.0
Fixed assets	5.0	167.8	4.4
In place leases	0.2	5.8	1.3
Below market leases	0.0	(9.8)	(0.3)
Deferred income tax	1.9	3.5	2.5

Net assets acquired	10.6	173.8	9.1

2)     Acquisition of Museo Renault, Bank Boston and Mendoza Plaza Shopping S.A.

The following schedule presents 2008 and 2007 supplemental unaudited pro forma information as if the transactions of Museo Renault, Bank Boston and Mendoza Plaza Shopping S.A. had occurred on July 1, 2006. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

The following table summarizes the unaudited pro forma income statement information of the Company for the fiscal years ended 2008 and 2007:

	Year ended June 30,
	2008		2007
Revenues	Ps.	1,086,222	Ps.	756,831
Net income	Ps.	57,880		118,869
Earning per share under Argentine GAAP	Ps.	0.11		0.27

q)	Condensed balance sheet information on equity investees

The Company used the equity method of accounting for its investments over which the Company exercises significant influence. As such, these investments were recorded at the amount of the underlying equity in their net assets and adjusted to recognize the Company’s share of the undistributed earnings or losses. The Company had a 50% ownership interest in E-commerce Latina S.A as of June 30, 2006. In January 2007, the Company acquired the remaining 50% in E-commerce Latina S.A. The Company gained control of E-commerce Latina S.A. through this acquisition and accordingly the results of operations of E-commerce Latina S.A. were fully consolidated as from the date. The Company’s share of the losses of this company was Ps. 0.7 million during the year ended June 30, 2006, and its investment in this company totaled 0.1 million as of that date. Summarized financial information of this affiliate (on a 100% basis) was as follows:

	For the year ended June 30,
	2006
Revenues	Ps.	5,593
Operating loss	Ps.	(1,299)
Net loss	Ps.	(1,358)

As of June 30, 2006 accumulated losses of E-Commerce Latina totaled Ps. 1.4 million. On February 6, 2006 the Extraordinary Shareholders’ Meeting approved a capital increase for the amount of Ps. 22.0 million through the capitalization of additional paid-in-capital. The Company issued 22,010,575 nominative common stock of Ps. 1 nominal value each and 1 vote per share. As a result, the capital stock increased to Ps. 22.0 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2008 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Impairment	Improvements	Total buildings and improvements	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	187	—	9	196	670	119	551	June 1996	November 1997	23

Alto Palermo Plaza	1	—	—	—	—	1	—	1	December 1996- March 1997 and September 1997	November 1997	50
Av. de Mayo 595	679	6,659	—	—	6,659	7,338	2,381	4,957	July 1992	March 1992	19

Av. Madero 942	651	2,626	—	—	2,626	3,277	992	2,285	N/A	July 1994- August 1994	10
Bouchard 551	84,945	75,712	—	—	75,712	160,657	5,431	155,226		March, 2007
Bouchard 710	39,466	32,994	—	—	32,994	72,460	5,155	67,305		May, 2005	28

Constitución 1111	256	1,081	—	—	1,081	1,337	354	983	September 1994- March 1995	June 1994 – January 1994	18

Constitución 1159	7,966	796	(4,662)	—	796	4,100	—	4,100			50

Costeros Dique IV	4,260	19,077	—	—	19,077	23,337	3,050	20,287	N/A	June 2001	28
Dique II Edificio A y B “Edificios Cruceros”	2,967	18,217	—	—	18,217	21,184	3,262	17,922	September 1998	March 1997	28

Dock del Plata	14,020	12,924	—	—	12,924	26,944	1,290	25,654	N/A	November, 2006

Hotel Intercontinental	8,672	47,666	—	—	47,666	56,338	6,764	49,574

Hotel Libertador	3,027	65,084	—	6,970	72,054	75,081	38,115	36,966	October 1973- November 1990- December 1997	March 1998	16

Hotel Llao Llao	24,973	64,262	—	30,676	94,938	119,911	10,790	109,121			15

Intercontinental Plaza	8,671	89,289	—	344	89,633	98,304	7,778	90,526	June 1996	November 1997	24

Laminar Plaza	6,723	26,790	—	—	26,790	33,513	5,171	28,342	N/A	March 1999	27

Libertador 498	10,228	40,922	—	—	40,922	51,150	11,518	39,632	N/A	December 1995	22

Libertador 602	698	2,787	—	—	2,787	3,485	753	2,732	N/A	May 1996	22

Store Cruceros	59	234	—	—	234	293	16	277			50

Madero 1020	187	787	—	—	787	974	278	696	N/A	December 1995	10

Maipú 1300	10,293	42,339	—	61	42,400	52,693	11,664	41,029	N/A	September 1995	23

Reconquista 823	4,943	19,813	—	8	19,821	24,764	6,319	18,445	June 1995	November 1993	22

Rivadavia 2768	76	258	—	—	258	334	65	269	N/A		10

Santa María del Plata	12,494	—	—	—	—	12,494	—	12,494	N/A

Sarmiento 517	96	389	(67)	—	389	418	55	363	March 1995	December 1994- August 1994- July 1994	19

Suipacha 652	2,547	14,463	—	—	14,463	17,010	5,170	11,840	April-June 1994	November 1991	22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

Della Paolera 265		89,626		78,418	—		—		78,418		168,044		2,581		165,463	N/A	August 2007	30

Museo Renault		3,010		2,055	—		—		2,055		5,065		95		4,970	N/A	December 2008

Edificio República		111,536		118,374	—		—		118,374		229,910		1,143		228,767	N/A	May 2008

Obras en Curso Dique IV		—		9,684	—		26,703		36,387		36,387		—		36,387	Under Construction

Shopping Abasto		9,752		251,153	—		2,167		253,320		263,072		82,100		180,972	November 1998	N/A	31

Shopping Alto Palermo		8,694		398,583	—		22,467		421,050		429,744		251,122		178,622	October 1990	November 1997- March 1998	26

Shopping Alto Avellaneda		18,089		159,901	—		16,882		176,783		194,872		98,601		96,271	October 1995	November 1997- December 1997	19

Shopping Paseo Alcorta		8,006		104,142	—		11,879		116,021		124,027		51,883		72,144	June 1992	June 1997	25

Alto Noa		357		42,951	—		82		43,033		43,390		18,351		25,039	September 1994	March 1995-September 1996- January 2000	22

Buenos Aires Design		—		49,020	—		9		49,029		49,029		35,412		13,617	November 1993- December 1993	November 1997	20

Patio Bullrich		8,419		152,332	—		5,277		157,609		166,028		64,737		101,291	September 1988	October 1998	23

Alto Rosario		25,686		64,267	—		156		64,423		90,109		8,479		81,630	November 2004	N/A	29

Mendoza Plaza Shopping		15,193		101,191	—		3,115		104,306		119,499		31,136		88,363	June 1994	December 2004	22

Neuquén Project		3,314		8,988	—		610		9,598		12,912		—		12,912	Under construction	September 1999	N/A

Panamerican Mall		123,568		44,038	—		115,755		159,793		283,361		—		283,361	Under construction	November, 2006	N/A

Córdoba Shopping - Villa Cabrera -		5,009		88,388	—		1,267		89,655		94,664		22,200		72,464	March, 1990	December, 2006	16

Other		1,830		12,181	(245)		(7)		12,174		13,759		5,480		8,279	N/A	N/A	N/A

Total	Ps.	681,461	Ps.	2,271,022	Ps.(4,974)	Ps.	244,430	Ps.	2,515,452	Ps.	3,191,939	Ps.	799,810	Ps.	2,392,129

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(r)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2008		2007		2006
Balance, beginning of the year	Ps.	2,625,519	Ps.	1,976,105	Ps.	1,945,452
Additions during the year:
Acquisition		403,019		—		—
Improvements		230,958		566,309		18,138
Recovery of impairment		2,639		2,466		5,800
Transfers from work-in-progress leasehold improvements		20,026
Transfers from undeveloped parcels of land		—		66,958		12,165
Transfers from real estate inventory		—		1,521		293
Transfers from other receivables		—		12,160		—

		3,282,161		2,625,519		1,981,848

Deductions during the year:
Transfers to real estate inventory		—		—		(1,776)
Transfers to intangible assets		—		—		—
Transfers to undeveloped parcels of land		—		—		(2,690)
Sales		(90,222)		—		(1,277)

		(90,222)		—		(5,743)

Balance, end of the year	Ps.	3,191,939	Ps.	2,625,519	Ps.	1,976,105

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Mortgage loans on real estate

Prepared in accordance with SEC Regulation S-X 12-29

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None	Ps.	128	Ps.	68	None
Customer B	14%	May 2014	Monthly	None		77		158	None
Customer C	12%	April 2015	Monthly	None		73		39	None
Customer D	14%	July 2009	Monthly	None		60		187	None
Customer E	14%	April 2014	Monthly	None		58		38	None
Customer F	12%	April 2015	Monthly	None		53		52	None
Customer G	14%	February 2014	Monthly	None		50		83	None
Customer H	16%	September 2009	Monthly	None		20		60	None
Customer I	9%	November 2008	Monthly	None		472		73	None
Customer J	10%	October 2008	Monthly	None		1006		164	None
Customer K	12%	November 2012	Monthly	None		361		328	None
Mortgage receivables Ps. 30,000-Ps. 49,999	14-17%	September 2007 – September 2009- January 2011	Monthly	None		76		15	None
Mortgage receivables Ps. 50,000-Ps.69,999	14-16%	May 2009 – July 2014	Monthly	None		169		50	None
Mortgage receivables Ps. 70,000-Ps.89,999	14-16%	June 2009- December 2014	Monthly	None		146		28	None

					Ps.	2,749	Ps.	1,343

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

28.	Differences between Argentine GAAP and US GAAP (continued)

(s)	Mortgage loans on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2008		2007		2006
Balance, beginning of year	Ps.	1,749	Ps.	2,033	Ps.	1,373
Additions during the year:
New mortgage loans		328		163		1,005
Deductions during the year:
Collections of principal		(734)		(447)		(345)

Balance, end of year	Ps.	1,343	Ps.	1,749	Ps.	2,033

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

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

e. Foreign currency assets and liabilities

f. Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

a.	Fixed assets

	Original value								Depreciation										Net carrying value as of June 30,
											Current year
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment		2008		2007		2006
Facilities	Ps.	95,502	Ps.	9,285	Ps.	(1)	Ps.	104,786	Ps.	68,835	Ps.	—	Ps.	5,966	Ps.	74,801	Ps.	—	Ps.	29,985	Ps.	26,667	Ps.	26,819
Furniture and fixtures		58,207		8,302		(10)		66,499		47,610		—		3,792		51,402		—		15,097		10,597		8,387
Machinery and equipment		5,982		971		(37)		6,916		5,634		(37)		890		6,487		—		429		348		451
Computer equipment		54,779		2,795		(27)		57,547		42,862		—		5,632		48,494		—		9,053		11,917		8,572
Vehicles		1,050		25		—		1,075		751		—		119		870		—		205		299		314
Leasehold improvements		18,145		1,497		(668)		18,974		14,837		(278)		1,679		16,238		—		2,736		3,308		4,724
Advances to suppliers		40,232		25,976		(5,088)		61,120		14		—		—		14		—		61,106		40,218		2,614
Properties:
Alsina 934		—		—		—		—		—		—		—		—		—				—		—
Alto Palermo Park		661		9		—		670		101		—		18		119		—		551		560		519
Av. de Mayo 595		7,338		—		—		7,338		2,147		—		234		2,381		—		4,957		5,134		4,630
Av. Madero 942		3,277		—		—		3,277		809		—		183		992		—		2,285		2,468		2,651
Bouchard 551		244,548		—		(83,891)		160,657		2,649		(2,272)		5,054		5,431		—		155,226		241,899		—
Bouchard 710		72,460		—		—		72,460		4,070		—		1,085		5,155		—		67,305		68,390		70,786
Constitución 1111		1,337		—		—		1,337		311		—		43		354		—		983		777		760
Constitución 1159		8,762		—		—		8,762		—		—		—		—		4,662		4,100		2,050		2,000
Costeros Dique IV		23,337		—		—		23,337		2,462		—		588		3,050		—		20,287		20,875		21,463
Dique II Edificio A y B “Edificios Cruceros”		21,184		—		—		21,184		2,713		—		549		3,262		—		17,922		18,471		19,020
Dock del Plata		26,944		—		—		26,944		750		—		540		1,290		—		25,654		26,194		—
Hotel Intercontinental		56,338		—		—		56,338		4,941		—		1,823		6,764		—		49,574		51,397		44,772
Hotel Libertador		68,111		6,970		—		75,081		35,150		—		2,965		38,115		—		36,966		32,961		30,741
Hotel Llao Llao		89,235		35,094		(4,418)		119,911		8,702		—		2,088		10,790		—		109,121		80,533		38,212
Intercontinental Plaza		97,960		344		—		98,304		2,968		—		4,810		7,778		—		90,526		94,992		66,277
Laminar Plaza		33,513		—		—		33,513		4,326		—		845		5,171		—		28,342		29,187		30,032
Libertador 498		51,150		—		—		51,150		10,089		—		1,429		11,518		—		39,632		41,061		42,490
Libertador 602		3,485		—		—		3,485		654		—		99		753		—		2,732		2,831		2,929
Av. Madero 1020		2,188		—		(1,214)		974		494		(312)		96		278		—		696		1,694		1,818
Maipu 1300		52,632		61		—		52,693		10,285		—		1,379		11,664		—		41,029		42,347		43,726
Reconquista 823		24,756		8		—		24,764		5,663		—		656		6,319		—		18,445		19,093		19,560
Rivadavia 2768		334		—		—		334		39		—		26		65		—		269		295		321
Santa María del Plata		12,494		—		—		12,494		—		—		—		—		—		12,494		12,494		10,513
Sarmiento 517		485		—		—		485		37		—		18		55		67		363		98		86
Store Cruceros		293		—		—		293		8		—		8		16		—		277		285		293
Suipacha 652		17,010		—		—		17,010		4,718		—		452		5,170		—		11,840		12,292		11,808
Della Paolera 265		—		168,044		—		168,044		—		—		2,581		2,581		—		165,463
Museo Renault		—		5,065		—		5,065		—		—		95		95		—		4,970
Edificio Republica		—		229,910		—		229,910		—		—		1,143		1,143		—		228,767
Work-in-progress
Dique IV		9,684		26,703		—		36,387		—		—		—		—		—		36,387		9,684		—
Shopping Centers:
Shopping Abasto		260,905		2,171		(4)		263,072		73,469		—		8,631		82,100		—		180,972		187,436		194,892
Shopping Alto Palermo		407,277		22,467		—		429,744		231,760		—		19,362		251,122		—		178,622		175,517		193,513
Shopping Alto Avellaneda		177,990		16,884		(2)		194,872		88,326		—		10,275		98,601		—		96,271		89,664		86,289
Shopping Paseo Alcorta		112,148		11,973		(94)		124,027		47,716		—		4,167		51,883		—		72,144		64,432		62,260
Shopping Alto Noa		43,308		82		—		43,390		16,268		—		2,083		18,351		—		25,039		27,040		29,016
Shopping Buenos Aires Design		49,020		9		—		49,029		32,938		—		2,474		35,412		—		13,617		16,082		18,517
Shopping Patio Bullrich		160,751		5,485		(208)		166,028		57,614		—		7,123		64,737		—		101,291		103,137		109,409

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

a.	Fixed assets (continued)

Principal account	Original value								Depreciation										Net carrying value as of June 30,
	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year		Impairment		2008		2007		2006
											Increases / (decreases) and transfers		Amount (i)
Shopping Alto Rosario	Ps.	89,953	Ps.	553	Ps.	(397)	Ps.	90,109	Ps.	5,808	Ps.	—	Ps.	2,671	Ps.	8,479		—	Ps.	81,630	Ps.	84,145	Ps.	85,516

Shopping Córdoba		93,397		1,267		—		94,664		17,889		—		4,311		22,200		—		72,464		75,508		—
Mendoza Plaza Shopping		116,384		3,115		—		119,499		27,380		—		3,756		31,136		—		88,363		89,004		88,601
Neuquén Project		12,302		610		—		12,912		—		—		—		—		—		12,912		12,302		10,012
Panamerican Mall		167,606		115,755		—		283,361		—		—		—		—		—		283,361		167,606		—
Other		32,546		5,197		(7)		37,736		8,279		—		1,531		9,810		245		27,681		24,022		17,899

Total as of June 30, 2008	Ps.	2,927,000	Ps.	706,627	Ps.	(96,066)	Ps.	3,537,561	Ps.	892,076	Ps.	(2,899)	Ps.	113,269	Ps.	1,002,446	Ps.	(ii) 4,974	Ps.	2,530,141

Total as of June 30, 2007	Ps.	2,197,235	Ps.	744,408	Ps	.(14,643)	Ps.	2,927,000	Ps.	772,300	Ps.	22,840	Ps.	96,936	Ps.	892,076	Ps.	(ii) 7,613			Ps.	2,027,311

Total as of June 30, 2006	Ps.	2,164,209	Ps.	54,919	Ps.	(21,893)	Ps.	2,197,235	Ps.	700,234	Ps.	(8,562)	Ps.	80,628	Ps.	772,300	Ps.	(ii) 11,723					Ps.	1,413,212

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 29 f.), except for Ps. (502), Ps. (250) and Ps. 6 for the years ended 2008, 2007 and 2006, respectively allocated in “Costs” and Ps. 336, Ps. 316 and Ps. 301 for the years ended June 30, 2008, 2007 and 2006, respectively, passed-through to tenants.
(ii)	Net of the depreciation of the year for Ps. 36, Ps. 112 and Ps. 388 for the years ended June 30, 2008, 2007 and 2006 and recovery of impairment of Ps. 2,603 for the year ended 2008 and Ps. 3,998 for the year ended 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

b.	Intangible assets, net:

Principal account	Original value						Amortization										Net carrying value as of June 30,
	Value as of beginning of year		Additions / (deductions) (iv)		Value as of end of year		Current year				Amount (i)		Accumulated as of end of year		Impairment		2008		2007		2006
							Accumulated as of beginning of year		Increases / (decreases)
Preoperating and organization expenses	Ps.	18,013	Ps.	1,630	Ps.	19,643	Ps.	15,313	Ps.	—	Ps.	627	Ps.	15,940	Ps.	—	Ps.	3,703	Ps.	2,700	Ps.	3,423
Intangible assets – savings expenses
-Della Paolera 265		—		5,767		5,767		—		—		1,627		1,627		—		4,140		—		—
-Museo Renault		—		198		198		—		—		46		46		—		152		—		—
-Edificio República		—		555		555		—		—		4		4		—		551		—		—
Trademarks		599		—		599		477		—		56		533		—		66		122		176

Total as of June 30, 2008	Ps.	18,612	Ps.	8,150	Ps.	26,762	Ps.	15,790	Ps.	—	Ps.	2,360	Ps.	18,150	Ps.	—	Ps.	8,612

Total as of June 30, 2007	Ps.	30,578	Ps.	(11,966)	Ps.	18,612	Ps.	26,979	Ps.	(12,730)	Ps.	1,541	Ps.	15,790	Ps.	—			Ps.	2,822

Total as of June 30, 2006	Ps.	30,545	Ps.	(ii) 33	Ps.	30,578	Ps.	25,215	Ps.	—	Ps.	1,764	Ps.	26,979	Ps.	(iii) —					Ps.	3,599

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in “Other expenses, net” (Note 29.f.); except for Ps. 39 and Ps. 8 for the years ended 2008 and 2006 allocated in “Cost” .
(ii)	Includes:

Ps. (12) reclassified to Other receivables and prepaid expenses.

(iii)	Net of the amortization of the year of Ps. 152. (See Note 29.f.) and recovery of impairment of Ps. 203.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

c.	Allowances and provisions

							Carrying value of June 30,
Item	Balances as of beginning of year		Additions		Deductions		2008		2007		2006
Deducted from current assets:
Allowance for doubtful accounts		56,076	(i)	62,955	(ii)	(14,310)		104,721		56,076		44,043
Allowance for Impairment of investments		—	(vi)	11,423		—		11,423		—		—

Total as of June 30, 2008	Ps.	56,076	Ps	.74,378	Ps.	(14,310)	Ps.	116,144		—		—

Total as of June 30, 2007	Ps.	44,043	Ps.	36,014	Ps.	(23,981)		—	Ps.	56,076		—

Total as of June 30, 2006	Ps.	38,255	Ps.	13,306	Ps.	(7,518)		—		—	Ps.	44,043

Deducted from non-current assets:
Allowance for doubtful accounts		1,955	(i)	1		—		1,956		1,955		1,333
Allowance for doubtful mortgage receivable		2,208		—		—		2,208		2,208		2,208
Allowance for impairment of fixed assets		7,613		—	(iii)	(2,639)		4,974		7,613		11,723
Allowance for impairment of inventories		1,140		61	(vii)	(90)		1,111		1,140		2,229
Allowance for impairment of undeveloped plots of land		458		—		(98)		360		458		1,758
Allowance for impairment of intangible assets		—		—		—		—		—		—
Allowance for impairment of non-current investments		—	(vi)	577		—		577		—		—

Total as of June 30, 2008	Ps.	13,374	Ps.	639	Ps.	(2,827)	Ps.	11,186		—		—

Total as of June 30, 2007	Ps.	19,251	Ps.	718	Ps.	(6,595)		—	Ps.	13,374		—

Total as of June 30, 2006	Ps.	33,604	Ps.	765	Ps.	(15,118)		—		—	Ps.	19,251

Included in current liabilities:
Provision for contingencies		7,595	(iv)	1,570	(v)	(7,378)		1,787		7,595		8,755

Total as of June 30, 2008	Ps.	7,595	Ps.	1,570	Ps.	(7,378)	Ps.	1,787		—		—

Total as of June 30, 2007	Ps.	8,755	Ps.	603	Ps.	(1,763)		—	Ps.	7,595		—

Total as of June 30, 2006	Ps.	9,776	Ps.	1,047	Ps.	(2,068)		—		—	Ps.	8,755

Included in non-current liabilities:
Provision for contingencies		12,732	(iv)	2,226	(v)	(7,059)		7,899		12,732		10,942

Total as of June 30, 2008	Ps.	12,732	Ps.	2,226	Ps.	(7,059)	Ps.	7,899		—		—

Total as of June 30, 2007	Ps.	10,942	Ps.	5,166	Ps.	(3,376)		—	Ps.	12,732		—

Total as of June 30, 2006	Ps.	11,027	Ps.	821	Ps.	(906)		—		—	Ps.	10,942

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

c.	Allowances and provisions (continued)

(i)	Doubtful accounts are disclosed in “Other expenses” (Note 29.f.),.
(ii)	Related to off set and recovery of the year, except for Ps. (56) shown in “Other expenses” (Note 29.f.),.
(iii)	Includes recovery of impairment of Ps. (2,603) disclosed in “Gain from operations and holdings of real estate assets, net” and the depreciation of the year of Ps. (36).
(iv)	Includes Ps. 1,371 shown in “Other expenses, net” (Note 9) and Ps. 2,425 shown in “Other expenses” (Note 29.f.),.
(v)	Ps. (7,350) included in “Other expenses, net” (Note 9), Ps. (2,185) related to utilization of the year; Ps. (2) included in Note 20.f – Other expenses; Ps. (597) disclosed in “Other liabilities” (Note 4.k.) and Ps. (4,303) shown in “Financial results, net” (Note 8).
(vi)	Included in “Net income from retained interest in securitized receivables”.
(vii)	Related to utilization of the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

d.	Cost of sales, leases and services

	Year ended June 30,
	2008		2007		2006
I. Cost of sales
Stock as of beginning of year	Ps.	253,246	Ps.	159,774	Ps.	98,522
Plus:
Expenses (Note 29.f.)		4,678		2,728		2,384
Transfers to fixed assets		(4,856)		(3,399)		(293)
Transfers from investments		—		—		—
Transfers from fixed assets		—		10,513		1,422
Transfers to other receivables and prepaid expenses		—		(1,773)		(1,516)
Transfers from undeveloped parcels of land		4,611		4,465		33,006
Capitalized interest		—		—		222
Decrease in mortgage loans		—		(3,632)		—
Exchange gain		—		133		—
Transfer from intangible assets		—		2,217		—
Merger		—		978		—
Adjustment to purchase price of inventory (i)		69,974		119,615		70,740
Stock as of end of year		(179,560)		(253,246)		(159,774)

Subtotal		148,093		38,373		44,713

Plus:
Gain from valuation of inventories at fair market value		2,832		20,737		9,727
Results from holding of real estate assets		(31)		101		13
Impairment of the year		—		(1,599)		—

Cost of properties sold		150,894		57,612		54,453

II. Cost of leases
Expenses (Note 29.f.)		124,993		107,063		85,120

Cost of properties leased		124,993		107,063		85,120

III. Cost of fees and services
Expenses (Note 29.f.)		529		1,505		2,354

Cost of fees for services		529		1,505		2,354

IV. Cost of hotel activities
Stock as of beginning of year		2,957		2,336		1,289
Purchases of the year		263		621		1,047
Expenses (Note 29.f.)		84,220		69,216		57,971
Stock as of end of year		(3,220)		(2,957)		(2,336)

Cost of hotel activities		84,220		69,216		57,971

V. Cost of consumer financing
Expenses (Note 29.f.)		129,025		76,251		43,933

Cost of consumer financing		129,025		76,251		43,933

TOTAL COSTS	Ps.	489,661	Ps.	311,647	Ps.	243,831

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2008		2007
Assets
Current assets
Cash and banks:
Cash on hand	U$S	286	2.985	Ps.	853	Ps.	706
Cash on hand	Euros	9	4.701		44		27
Cash on hand	Reales	16	1.690		28		1
Cash on hand	Libras	1	5.945		5		2
Cash on hand	Pesos Uruguayos	6	0.154		1		—
Bank accounts	U$S	37,667	2.985		112,436		53,962
Bank accounts	Euros	444	4.701		2,088		1,749
Bank Accounts	Yens	—			—		29,070
Checks to be deposited	U$S	10	2.985		30		427
Investments:
Government bonds	U$S (ii)	8,241	2.985		24,501		25
Other investments	Euros	—	4.701		—		126
Mutual funds	U$S	27,875	2.985		83,207		423,483
Time deposits and money markets	U$S	11,334	2.985		33,831		—
Accounts receivable, net:
Accounts receivable, net	U$S	2,044	2.985		6,100		12,268
Accounts receivable, net	Euros	1	4.701		7		—
Related parties	U$S	99	3.025		298		57
Other receivables and prepaid expenses:
Related parties	U$S	(9)	3.025		(29)		27,049
Receivables from the sale of shares	U$S	9,100	3.025		27,527		—
Prepaid expenses and services	U$S	123	2.985		367		141
Guarantee of defaulted credits	U$S	153	2.985		457		785
Guarantee deposits	U$S	3	2.985		10		5
Others	U$S	285	2.985		851		515
Others	Reales	0	1.790		1		—
Others	Pesos Uruguayos	1	0.154		0		—

Total current assets					292,613		550,398

Non-current assets
Investments:
Advance payments for the acquisition of shares	U$S	800	2.985		2,388		1,108
Accounts receivable, net:
Accounts receivable, net	U$S	367	2.985		1,095		454
Accounts receivable, net	Euros	—	4.701		—		12
Guarantee receivable	U$S	—	2.985		—		3,096
Other receivables and prepaid expenses:
Related parties	U$S	0	3.025		1		—
Credito default swap	U$S	1,065	2.985		3,178		—
Others	U$S	624	2.985		1,862		137

Total non-current assets					8,524		4,807

Total assets as of June 30, 2008				Ps.	301,137

Total assets as of June 30, 2007						Ps.	555,205

(i)	Official exchange rate prevailing as of June 30, 2008.
(ii)	Includes US$ 45 valuated at fair market value (Ps.34).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

e.	Foreign currency assets and liabilities (continued)

Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	Total as of June 30,
				2008		2007
Liabilities
Current liabilities
Trade accounts payable:
Trade accounts payable	U$S	7,110	3.025	Ps.	21,507	Ps.	2,161
Trade accounts payable	Euros	7	4.701		34		18
Related parties	U$S	283	3.025		856		—
Mortgage payables:
Mortgages payables	U$S	965	3.025		2,919		17,538
Customer advancers:
Customer advances	U$S	8,384	3.025		25,360		22,461
Customer advances	Euros	—	4.701		—		2,510
Short-term debt:
Short-term debt	U$S	27,192	3.025		82,257		137,194
Taxes payables:
Taxes payable	U$S	—	3.025		—		1,218
Other liabilities:
Guarantee deposits	U$S	626	3.025		1,894		2,324
Provision for discount	U$S	—	3.025		—		723
Related parties	U$S	257	3.025		779		2,368
Other	U$S	258	3.025		781		998

Total current liabilities					136,387		189,513

Non-current liabilities
Trade accounts payable:
Trade accounts payable	U$S	1,800	3.025		5,445		135
Mortgage payables:
Mortgages payables	U$S	508	3.025		1,538		4,557
Customer advancers:
Customer advances	U$S	4,538	3.025		13,727		—
Long-term debt:
Long-term debt	U$S	324,776	3.025		982,448		1,028,683
Other liabilities
Loans with shareholders of related parties	U$S	3,500	3.025		10,588		—
Guarantee deposits	U$S	1,190	3.025		3, 600		2,781

Total non-current liabilities					1,017,346		1,036,156

Total liabilities as of June 30, 2008				Ps.	1,153,733

Total liabilities as of June 30, 2007						Ps.	1,225,669

(i)	Official exchange rate prevailing as of June 30, 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2008, 2007 and 2006

(Amounts in thousands, except share data and as otherwise indicated)

29.	Other financial statement information (continued)

f.	Other expenses

Items	Cost of properties leased		Cost of properties sold		Cost of fees and services		Cost of hotel activities		Cost of consumer financing		Cost of pass-through expenses		Cost of collective promotion fund		Cost of expenses recovery		Administrative		Selling		Financing		Total as of June 30, 2008		Total as of June 30, 2007		Total as of June 30, 2006
Director’s fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	17,251	Ps.	2,179	Ps.	—	Ps.	19,430	Ps.	16,395	Ps.	20,351
Fees and payments for services		35		291		—		4,195		15,541		6,668		33		(6,701)		43,750		583		—		64,395		42,330		25,440
Salaries and bonuses		146		91		—		33,810		35,271		51,368		5,914		(57,282)		67,351		10,519		—		147,188		109,877		68,511
Social security contributions		—		—		—		7,304		—		—		—		—		1,924		766		—		9,994		7,837		8,396
Depreciation and amortization		97,099		221		—		10,069		1,930		299		17		(316)		6,367		34		911		116,631		98,299		82,082
Maintenance of building		11,307		1,578		—		5,471		868		37,056		105		(37,161)		1,781		4		—		21,009		38,509		27,955
Mail and telephone		40		49		—		3,665		—		4,838		—		(4,838)		689		138		—		4,581		3,611		3,028
Advertising		—		—		—		—		—		66		36,572		(36,638)		—		37,375		—		37,375		31,720		19,465
Lease expense		—		—		—		—		1,058		1,909		100		(2,009)		2,217		(127)		—		3,148		2,201		2,597
Commissions and property sales charges		—		—		—		1,503		46,532		1		—		(1)		—		5,164		—		53,199		27,799		15,470
Freight and transportation		—		4		—		277		1,171		2,830		269		(3,099)		2,626		862		—		4,940		3,954		2,746
Taxes, rates and contributions		1,070		2,251		—		2		23,346		20,571		1,820		(22,391)		18,205		67		—		44,941		27,376		17,124
Subscriptions and publications		—		1		—		—		—		124		—		(124)		321		—		—		322		166		199
Interest and index – adjustment		—		—		—		—		—		18		—		(18)		—		—		97,933		97,933		66,622		49,125
Bank charges		—		4		—		—		—		182		—		(182)		6,595		—		—		6,599		5,006		1,700
Safe deposits box		—		—		—		—		—		—		—		—		466		—		—		466		530		515
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		24		62,876		—		62,900		26,110		11,033
Travel expenses		—		—		—		—		—		—		—		—		832		—		—		832		1,503		398
Food and beverages		—		—		—		7,248		—		—		—		—		—		—		—		7,248		8,882		5,892
Personnel		—		—		—		—		1,477		3,789		277		(4,066)		2,403		—		—		3,880		3,796		1,093
Training expenses		—		—		—		—		—		—		—		—		—		1,258		—		1,258		—		304
Contingencies		—		—		—		—		—		—		—		—		99		—		—		99		—		965
Insurances		(17)		57		—		71		1,767		1,576		35		(1,611)		2,959		—		—		4,837		3,672		2,246
Surveillance		155		59		—		—		—		2,769		—		(2,769)		1,025		—		—		1,239		783		446
Training courses		—		—		—		—		—		1		—		(1)		150		—		—		150		327		22
Change for contingencies for lawsuits		1,975		—		—		—		—		—		—		—		61		—		—		2,036		324		—
Gross sales tax		—		—		—		—		—		12		—		(12)		—		38,951		—		38,951		40,027		20,021
Expenses recovery		—		—		—		—		—		(136,008)		(45,148)		181,156		—		—		—		—		—		—
Unrecovered expenses		13,182		—		—		—				600		—		(600)		—		—		—		13,182		—		—
Other		1		72		529		10,605		64		1,331		6		(1,337)		2,898		3,337		1,260		18,766		10,885		11,335

Total as of June 30,2008		124,993		4,678		529		84,220		129,025		—		—		—		179,994		163,986		100,104		787,529

Total as of June 30,2007		107,063		2,728		1,505		69,216		76,251		—		—		—		141,427		113,709		66,642				578,541

Total as of June 30,2006		85,120		2,384		2,354		57,971		43,933		—		—		—		96,882		60,105		49,710						398,459

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2008 and 2007 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2008. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2008 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

As described in Notes 6 and 34 to the consolidated financial statements, respectively, accounting rules prescribed by the BCRA differ in certain significant respects from, and is a comprehensive basis of accounting other than, accounting principles generally accepted in Argentina for enterprises in general (“Argentine GAAP”) and accounting principles generally accepted in the United States of America and as allowed by Item 17 to Form 20-F (“US GAAP”). Information relating to the nature and effect of the differences between accounting rules prescribed by the BCRA and US GAAP is presented in Note 34 to the consolidated financial statements.

Price Waterhouse & Co S.R.L.

/s/ Diego Sisto
Diego Sisto
Partner

Buenos Aires, Argentina

December 30, 2008.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of June 30, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2008		2007
ASSETS
Cash and due from banks	Ps.	84,723	Ps.	54,578
Banks and correspondents		562,968		273,095

		647,691		327,673

Government and corporate securities (Note 8)		1,091,604		2,159,941

Loans (Note 9)
Mortgage loans		2,205,418		1,767,133
Other loans		2,361,411		1,855,887

		4,566,829		3,623,020
Plus: Accrued interest receivable		48,555		38,496
Less: Allowance for loan losses (Note 10)		(214,551)		(136,120)

		4,400,833		3,525,396

Other receivables from financial transactions (Note 11)
Securities receivable under repurchase agreements		1,433,201		1,261,850
Amounts receivable under derivative financial instruments (Note 21)		1,292,449		1,133,603
Loans in trust pending securitization		70,361		81,378
Amounts receivable under reverse repurchase agreements of government and corporate securities		2,460		3,573
Receivable from Argentine Government compensatory and hedge bonds (Note 2)		255,173		260,960
Other (Note 11)		745,758		961,258

		3,799,402		3,702,622
Plus: Accrued interest receivable		10,028		9,757
Less: Allowance for loan losses (Note 10)		(18,490)		(34,684)

		3,790,940		3,677,695

Investments in other companies		66		11

Miscellaneous receivables (Note 12)		454,527		325,977

Bank premises and equipment (Note 13)		111,064		105,000

Miscellaneous assets (Note 14)		14,278		16,183

Intangible assets (Note 13)		60,196		29,666

In-process items		1,133		107

Total Assets	Ps.	10,572,332	Ps.	10,167,649

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (Continued)

As of June 30, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2008		2007
LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES
Deposits
Checking accounts	Ps.	40,287	Ps.	39,288
Saving accounts		178,062		183,903
Time deposits		1,657,346		613,382
Other deposit accounts		32,390		27,927

		1,908,085		864,500
Plus: Accrued interest payable		18,228		4,060

		1,926,313		868,560
Other liabilities from financial transactions
Other banks and international entities (Note 17)		61,072		231,619
Bonds (Note 18)		3,210,224		3,587,186
Argentine Central Bank (Note 16)		239,104		218,031
Amounts payable under derivative financial instruments (Note 21)		975,606		968,395
Borrowings under repurchase agreements collateralized by government securities		955,173		965,803
Obligation to return securities acquired under reverse repurchase agreements of government and private securities		3,142		4,159
Collections and other transactions on behalf of third parties		69,600		22,236
Other		116,286		144,729

		5,630,207		6,142,158
Plus: Accrued interest payable		66,574		84,485

		5,696,781		6,226,643
Miscellaneous liabilities
Taxes		11,561		1,511
Sundry creditors (Note 23)		44,958		38,520
Other (Note 23)		22,701		23,433

		79,220		63,464
Reserve for contingencies (Note 15)		182,428		262,214
In-process items		2,481		2,534
Minority interests		33,375		32,938

Total Liabilities		7,920,598		7,456,353

SHAREHOLDERS’ EQUITY
Common stock		1,500,000		1,500,000
Inflation adjustment of common stock		717,115		717,115
Reserves		143,912		68,868
Retained earning		290,707		425,313

Total Shareholders’ Equity		2,651,734		2,711,296

Total Liabilities and Shareholders’ Equity	Ps.	10,572,332	Ps.	10,167,649

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2008		2007		2006
Financial income
Interest on loans and other receivables from financial transactions	Ps.	485,931	Ps.	547,246	Ps.	443,845
Income from government and corporate securities		204,973		330,598		286,469
Other		5,687		4,376		3,489

		696,591		882,220		733,803
Financial expenses
Interest on deposits and other liabilities from financial transactions		527,924		354,969		398,355
Contributions and taxes on financial income		22,769		19,697		13,829

		550,693		374,666		412,184
Provision for loan losses (Note 10)		149,861		43,673		10,498
Income from services
Insurance premiums		95,070		76,999		53,851
Commissions (Note 24)		151,137		64,044		34,796
Other (Note 24)		43,234		19,318		12,759

		289,441		160,361		101,406
Expenses for services
Insurance claims		7,870		7,172		8,965
Commissions (Note 24)		85,719		64,653		28,860
Contributions and taxes on income from services		6,354		3,179		1,746

		99,943		75,004		39,571
Administrative expenses
Salaries and social security contributions		160,618		111,364		84,440
Advertising expenses		16,350		20,914		15,692
Value added tax and other taxes		21,763		16,987		11,819
Directors’ and Syndics’ fees		5,726		17,541		3,109
Fees for administrative services		74,598		37,744		21,455
Maintenance and repairs		7,573		4,938		4,417
Electricity and communications		16,584		10,885		7,134
Depreciation of bank premises and equipment		11,506		6,695		7,134
Rent		11,484		4,803		2,817
Other		62,258		38,942		27,173

		388,460		270,813		185,190

Net (loss) income from financial transactions	Ps.	(202,925)	Ps.	278,425	Ps.	187,766

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME – (Continued)

For the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2008	2007	2006
Miscellaneous income
Penalty interest	6,749	6,437	5,912
Loans recoveries	153,983	220,745	123,450
Other (Note 25)	23,341	4,642	44,346

	184,073	231,824	173,708
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	11,155	127,046	12,275
Other (Note 25)	20,267	23,398	36,922

	31,422	150,444	49,197

(Loss) income before income taxes and minority interests	(50,274)	359,805	312,277

Income taxes (Note 27)	3,734	1,007	1,321
Minority interests	(5,554)	(907)	(1,878)

Net (loss) income for the period	(59,562)	357,891	309,078

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Common stock (Note 29)		Paid in capital		Inflation adjustment of common stock (Note 29)		Reserves				Retained earnings / (Accumulated deficit)		Total shareholders´ equity
							Legal (Note 29)		Voluntary (Note 29)
Balance as of June 30, 2005	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,444,983)	Ps.	2,044,327

Net income for the period		—		—		—		—		—		309,078		309,078

Balance as of June 30, 2006	Ps.	1,500,000	Ps.	1	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,135,905)	Ps.	2,353,405

Absorption of accumulated deficit approved by the General Shareholders’ Meeting held on July 21, 2006		—		(1)		(1,080,508)		(1,022,078)		(169,608)		2,272,195		—
Retained earnings distribution approved by the General Shareholders’ Meeting held on April 12, 2007 – Legal Reserve		—		—		—		68,868		—		(68,868)		—
Net income for the period		—		—		—		—		—		357,891		357,891

Balance as of June 30, 2007	Ps.	1,500,000	Ps.	—	Ps.	717,115	Ps.	68,868	Ps.	—	Ps.	425,313	Ps.	2,711,296

Retained earnings distribution approved by the General Shareholders’ Meeting held on May 23, 2008 – Legal Reserve		—		—		—		75,044		—		(75,044)		—
Net loss for the period		—		—		—		—		—		(59,562)		(59,562)

Balance as of June 30, 2008	Ps.	1,500,000	Ps.	—	Ps.	717,115	Ps.	143,912	Ps.	—	Ps.	290,707	Ps.	2,651,734

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2008		2007		2006
Cash flows from operating activities:
Net (loss) income	Ps.	(59,562)	Ps.	357,891	Ps.	309,078
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		161,016		170,719		22,773
Net gain on investment government securities		(94,929)		(138,070)		(99,240)
Gain on derivative financial instruments		(112,934)		(81,935)		(41,635)
Depreciation and amortization		19,254		10,000		10,364
Net gain on sale of premises and equipment and miscellaneous assets		(5,775)		(2,806)		—
Net Indexing (CER and CVS) of loans and deposit		69,112		137,689		328,442
Net Interest and indexing (CER) of borrowings and compensations from Argentine Central Bank		26,860		9,614		555,021
Loss on sale of the equity investment		—		16,466		—
Minority interest		5,554		907		1,878
Net change in trading investments		392,838		64,271		(1,107)
Net reverse repurchase agreements of government and corporate securities		(180,839)		(29,192)		(200,866)
Net change in other assets		171,676		(301,530)		298,776
Net change in other liabilities		(141,733)		(120,038)		(26,662)

Net cash provided by operating activities		250,538		93,986		1,156,822

Cash flows from investing activities:
Increase in loans, net		(920,684)		(1,149,879)		(88,886)
Proceeds from securitization of consumer loans		50,514		117,115		110,003
Purchase of government securities		—		—		(2,437,897)
Proceeds from government securities		—		—		41,645
Proceeds from maturities of investments		499,116		540,669		278,965
Sales of investments in other companies		—		9,272		—
Proceeds from sale of premises and equipment		5,468		21,463		4,849
Purchases of premises and equipment, miscellaneous and intangible assets		(57,421)		(66,427)		(12,807)

Net cash used in investing activities		(423,007)		(527,787)		(2,104,128)

Cash flows from financing activities:
Increase in deposits, net		1,043,585		254,477		189,855
Proceeds from issuance of bonds, notes and other long term debts		—		461,205		1,542,400
Proceeds from borrowings from Banks		—		—		154,240
Principal payments on bonds, notes, and other debts		(293,316)		(442,359)		(1,261,274)
(Decrease)/Increase in borrowings, net		(254,193)		159,086		316,849

Net cash provided by financing activities		496,076		432,409		942,070

Net increase/(decrease) in cash and cash equivalents		323,607		(1,392)		(5,236)
Cash and cash equivalents at the beginning of the period		327,673		327,856		314,059
Effect of foreign exchange changes on cash and cash equivalents		(3,589)		1,209		19,033

Cash and cash equivalents at the end of the period	Ps.	647,691	Ps.	327,673	Ps.	327,856

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	5,965	Ps.	69,366	Ps.	53,178
Cash paid for presumptive minimum income tax		26,197		15,432		12,709
Non-cash transactions involving securitizations		8,914		28,757		24,147

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

1. General

a. Description of business

Banco Hipotecario SA (herein after referred to as the “Bank” or “BHSA”), is a commercial bank, organized under the laws of Argentina.

The Bank historically has provided general banking services, focused on individual residential mortgage loans and construction-project loans directly to customers as well as indirectly through selected banks and other financial intermediaries throughout Argentina. In 2004, as part of its business diversification strategy, the Bank resumed the mortgage lending and expanded its product offerings, beginning to offer personal loans, credit card loans and also engaging in mortgage loan securitizations, mortgage loan servicing, other corporate loans and mortgage-related insurance in connection with its lending activities.

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the rules of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribes the accounting reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to companies in general. The significant differences between Argentine Banking GAAP and Argentine GAAP are described in Note 6 to the consolidated financial statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the SEC. See Note 34 for details.

Certain disclosures required by the Argentine Banking GAAP have not been presented herein since they are not required under US GAAP or the SEC and are not considered to be relevant to the accompanying consolidated financial statements taken as a whole.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2008 are as follows:

Issuing Company
BHN Sociedad de Inversión Soeciedad Anónima	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%
BACS Banco de Crédito y Securitización Sociedad Anónima	70.00%
BH Valores Sociedad de Bolsa SA	100.00%

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

All significant intercompany accounts and transactions have been eliminated in consolidation.

d. Presentation of financial statements in constant argentine pesos

Effective September 1, 1995, pursuant to Decree No. 316/95, the Bank discontinued its prior practice of adjusting the financial statements for inflation. Effective January 1, 2002, however, as a result of the application of Argentine Central Bank, National Securities Commission (“CNV”) and Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) rules, the Bank resumed the application of the adjustment for inflation.

In 2002, Argentina experienced a high rate of inflation. The wholesale Price Index “WPI” increased approximately 118.44% in 2002.

Primarily as a result of the stabilization of the WPI during the first half of 2003, the Argentine government, the Argentine Central Bank and the CNV eliminated the requirement that financial statements be prepared in constant currency.

2. Economic and social situation prevailing in Argentina

2.1 Current economic situation

Over the past few months, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. Despite the actions taken by central countries, the international markets’ future is still uncertain.

As regards Argentina, and after June 30, 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates, a situation that is still ongoing as of the date of issuance of these financial statements. The Bank considers that these situations did not exist as of June 30, 2008 but arose subsequent to that date.

As a result of the situation described above, the market value of the BODEN 2012, BOGAR and Discount bonds as of December 15, 2008 decreased approximately by Ps.806,451 compared to its market value as of June 30 2008.

In addition, as a consequence of the financial situation described above, the decrease in the quotation of Banco Hipotecario’s shares have caused a decrease in the fair value of the Total Return Swap approximately by Ps.37,328 as of December 15, 2008 compared to its fair value as of June 30, 2008.

The Bank’s management is permanently evaluating and monitoring the effects derived from the above situation in order to implement the necessary measures to mitigate its effect. These financial statements must be analyzed taking into consideration the scenario described above.

The net position of the derivative financial instruments have experienced a decline of Ps.114,388 as of September 30, 2008 compared to June 30, 2008, as a consequence of the financial crisis described above. Subsequently and as of the date of issuance of these financial statements the main variables that determine these fair value (EURO/US Dollar/BADLAR/LIBOR/Country Risk), continue being affected by the market volatility mentioned before, however management believes that the subsequent changes in the variables would not significantly affect the Bank’s Shareholders’ Equity at the date of issuance of these financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank’s management is monitoring the effects derived from the above situation described in order to implement the necessary measures to mitigate its effect. These financial statements must be analyzed taking into consideration the scenario described above.

2.2 Pending events derived from the system’s crisis in late 2001

As a consequence of the crisis that took place in Argentina during 2001 and 2002, the National government adopted measures that influenced the banking activity, and specifically the Bank’s activity, among which were: i) a single free exchange market system was established, ii) Deposits and Loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos, iii) compensations to the Financial System for the effects of the asymmetric pesification process, iv) certain adjustments to the Reorganization and Bankruptcy Laws and v) conversion of provincial public debt.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

On November 21, 2007, National Congress through Law No. 26313, established a mandatory procedure for restructuring mortgage loans included in Section 23 of Law 25798, pursuant to the guidelines of Law 26177. For such purpose, a new calculation of some mortgage loans originated by the former Banco Hipotecario Nacional before April 1, 1991 was established. On December 19, 2008, through Decree 2107/08 the government issued regulations explaining its application. This law applies only to non-performing mortgage loans granted before April 1, 1991 and requires a new balance calculation for loans affected. Banco Hipotecario S.A., as legal successor to the former Bank, has estimated that it has enough loan allowances to face possible negative economic effects that could arise from this situation.

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

After January 14, 2004, the settlement date of the transaction, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At June 30, 2008, the face value of the obligations exchanged amounted to US$ 8,995 thousand and Euro 10,695 thousand.

At the date of these financial statements, the Bank had honored the total amount of amortization and interest according to the contractual terms.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4. Exposure to the Public Sector

As of June 30, 2008, the Bank maintains Ps. 2,765,827, in government-related assets:

a)	Government securities for Ps.847,590 (excluding Argentine Central Bank Bills).

b)	Loans to the provincial and municipal governments for Ps.98,315.

c)	Rights to receive BODEN 2012 (Compensatory and Hedge bonds) for Ps.255,173 pursuant to Sections 28 and 29 of Decree 905/02.

d)	Other receivables for financial transactions for Ps.1,433,201 to BODEN 2012 of which Ps.1,410,229 corresponds to repo transactions and Ps. 22,972 corresponds to swap transactions.

e)	Miscellaneous receivables of Ps.131,548 related to BODEN 2012 deposited as collateral for the currency swap transaction (See note 35).

As of June 30, 2008, the Bank has Ps. 239,104 in advances to be requested from Argentine Central Bank for the acquisition of the Hedge Bond (BODEN 2012).

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps.2,526,723 and Ps. 3,096,580 at June 30, 2008 and 2007, respectively.

To guarantee the loan to be received by the government, the bank granted the following assets as collateral: a) Secured Bonds (BOGAR) for a face value of 47,097,934, and b) Mortgage Securities granted customers of the non-financial private sectors, classified as performing, equivalent to Ps. 26,163,258.29.

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

Since January 1, 2006 according to BCRA regulations, the financial assistance to the Public Sector, may not exceed 40% of total assets as of the last day of the previous month. The Bank’s exposure to the public sector stems from compensations received from the National Government. Therefore, and considering that the exposure to the Public Sector exceed said limit, on January 19, 2006 the Bank informed the BCRA that it would gradually reduce the ratio of its exposure to the Public Sector, to the extent that bonds received from the National Government, as compensation for the asymmetric pesification will start amortizing principal. As of the date of issuance of these financial statements, there were no objections from the BCRA.

Communication “A” 4546 dated July 9, 2006, stated that, as from July 1, 2007, exposure to the Public Sector, may not exceed 35% of total assets as of the last day of the previous month.

As of June 30, 2008 the Bank’s exposure to the public sector represents 26.2% of its total assets.

5. Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of the consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

Securities classified as “held for trading – quoted” are marked to market, at the Buenos Aires Stock Exchange spot quotation, and any changes in their market value is recognized as a gain or loss in the consolidated income statement.

Secured Bonds (“BOGAR”) issued by the Provincial Government within the framework of Decree 1579/02 are classified as “held for trading – unquoted” and are recorded at its present value as required by the BCRA.

Discount Bonds exchanged for sovereign debt are classified as “held for trading – unquoted” and have been recorded at the lower of (a) the aggregate nominal cash flow until maturity, under the contractual conditions of the new securities, and (b) the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds.

5.3. Loans

The portfolio of performing loans and loans with 90 days or less past due, has been recorded at principal amounts, net of amortization, adjusted by CER, and CVS, where applicable, plus accrued interest and net of allowance for loan losses.

Other loans to the public sector originally granted in foreign currency have been converted into pesos at the exchange rate of Ps. 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, as provided for by Decree 1579/02, if those assets were subject to the Exchange of Provincial Public Debt.

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

5.4. Interest accruals and adjustments of principal amounts (CER and CVS)

Interest income is recognized on an accrual basis using the straight-line method. For all lending and certain borrowing transactions in local and foreign currency with maturities greater than 92 days, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan. Interest accruals for loans past due more than 90 days, were discontinued.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Adjustments of principal amounts from the application of the CER and CVS, were accrued as established by BCRA regulations, and interest accruals for loans past due more than 90 days, were discontinued.

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

Currency swap transactions carried out as a hedge for the Bank’s exposure to foreign currency-denominated liabilities, without transferring the underlying asset, have been recorded according to the net asset or liability position derived from variations in the underlying assets and variations in the US dollar exchange rate plus interest agreed for liabilities.

Interest rate swap transactions carried out for purposes of hedging assets and liabilities with fixed and floating rates, have been recorded in accordance with the unsettled balances of on the agreed upon lending and borrowing interests rates.

The CER swap, linked to Secured loans due in 2008 and External Debt transaction, has been recorded in accordance with unsettled balances of the agreed upon lending and borrowing interests rates.

5.6. Securitizations of Loans

The Bank accounted for the transfer of US dollar-denominated and peso-denominated mortgage loans to a mortgage trust and the issuance of mortgage bonds, as a sale and recorded its retained interest in the securitization trusts at their principal amounts. Retained interests relating to certificates of participation are adjusted on a monthly basis to reflect the net results of the Bank’s equity in the trusts. A gain or loss is recognized for the difference between the cash proceeds received and the principal balance of mortgage loans underlying the mortgage bonds sold.

Debt securities have been recorded at face value, adjusted by CER, where applicable, plus accrued interest.

5.7. Allowance for Loan Losses

Allowances for loan losses recorded at June 30, 2008 and 2007, cover the minimum reserves required by the BCRA, which consist of the debtors payment capacity and cash-flows analysis for commercial loans and clients aging for consumer loans, and were calculated considering the accounting policies adopted for certain refinanced consumer loans and the changes in certain estimates related to the loan portfolio.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Until Communication “A” 4648 were made effective, the Bank held the following policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a.	Maintaining for six months the classification and reserves in respect of all those loans subject to refinancing.

b.	After this period expires, the Bank will proceed, as the case may be, as follows:

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

As a result of the policies adopted, and in line with BCRA rules, at June 30, 2008 and 2007 the Bank has recorded in memorandum accounts Ps. 836,993 and Ps. 816,237, respectively, for loans charged off from the Bank’s assets three months after the date on which those loans were fully reserved.

Through Communications “4648”, supplementary rules and amendments, the BCRA established new application regulations for the classification and provisioning of consumer loan portfolios. For such purpose, as from November 27, 2007, consumer loans refinancing will generate the freezing of the debtor classification and provision before refinancing. Furthermore, as from March 1, 2008, the aforementioned regulations are in force, and their main effects are the following: i) the classification of refinanced loans is maintained for three installments (or until collection of an equivalent amount), ii) the improvement of the situation of the refinanced client is based on paid installments (periodical, monthly or quarterly payment financing) or on the percentage of paid capital (sole payment financing or periodical payment, when over two months or irregular payment), iii) timely payment of the refinanced payments (or default of no more than 31 days) is a requirement for improving the situation, iv) advance payments and/or prepayments to access refinancing or after it are calculated in equivalent “installments” to measure the possibility of improving the client’s situation and v) in case the refinanced client shows arrears of more than 31 days, the “theoretical default” days are determined by adding the number of days in default in refinancing and minimum default in the category the debtor had at the time of refinancing, and based on these theoretical default days, he or she will be reclassified in the category corresponding to said default, as if it was real. As to the date of these financial statements, the Bank started implementing the detailed regulation.

The individual mortgage loans granted and managed by the Retail Bank Network, in which said banks assume 100% of funds flow guarantees, have been classified pursuant to the categories corresponding to financial institutions involved pursuant to BCRA standards.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps.10,513 and Ps.10,947 as of June 30, 2008 and 2007, respectively.

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

These receivables, corresponding to pesified mortgage loans registered in the name of the trustee, are recorded as an asset of the Bank, since the trustee has not issued the corresponding debt securities and certificates participation, and therefore the Bank maintains the dual roles of trustor and sole beneficiary.

All the loans in trust at June 30, 2008 are held in a trust where the Bank is the only beneficiary and are not intended to be securitized.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

5.13. Other Financial Instruments

On January 29, 2004, the Bank entered into a transaction to partially hedge its Stock Appreciation Right clause (“StARS”) included in the issuance of the Medium-term Secured Facility. This transaction includes the acquisition of 71,100,000 Class D ordinary shares of Banco Hipotecario SA (see Note 29.a.). The amount agreed under this transaction was US$17,519. The Bank recognized the right to receive its shares as an asset, which is marked to market based on the market value of its shares at year end. The maturity date is January 30, 2009.

The rights arising from this purchase have been valued at the lower of the market price of the underlying asset or average quotation price for the last two months.

In order to offset the CER index-adjustable foreign currency assets and liabilities the Bank enter into several repurchase agreements with certain international entities, which, in aggregate amounted to US$ 714,315 of face value of BODEN 2012.

Underlying assets of repurchase agreements with BODEN 2012 have been recorded following the criteria mentioned in the first paragraph of Note 5.2.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2008, the Bank recorded Ps. 22,965 (asset position) as reverse repurchase agreements involving government securities.

5.14. Miscellaneous receivables

BODEN 2012 deposited as collateral, have been valued following the criteria described in the mentioned in the first paragraph of Note 5.2.

5.15. Minority interest

The breakdown of supplementary equity interests recorded in “Minority interests” in the accompanying consolidated balance sheets is as follows:

	%	June 30
		2008		2007
BHN Sociedad de Inversión SA	0.01%	Ps.	1	Ps.	1
BACS Banco de Crédito y Securitización SA	30.00%	Ps.	33,374	Ps.	32,937
Total		Ps.	33,375	Ps.	32,938

5.16. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2008, 2007 and 2006, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.20. Personnel benefits

The Bank has set up provisions recorded at the present value of the remaining payment for its employees’ retirement plans.

5.21. Reclassifications

Certain balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2008 presentation.

5.22. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

5.23. Reserve for contingencies

The Bank estimates contingencies and records them in Reserve for contingencies, under Liabilities. These reserves cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc.

5.24. Other liabilities from financial transactions

Unsubordinated negotiable obligations have been valued at their residual value plus interests accrued.

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

Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2008 and 2007, the Bank carries the government securities received and to be received in the “Government Securities – holdings in investment accounts”, “Miscellaneous receivables” and “Other Receivables for financial transactions” captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under Argentine GAAP, those assets should be marked to market with the resulting gain or loss reflected in the income statement, unless the Bank demonstrates the ability and the intention to maintain these securities upon maturity.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

b) Accounting for income taxes

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

c) Secured Bonds and other government securities

As established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at June 30, 2008 and 2007 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by the BCRA, except for those granted as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under Argentine GAAP, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period or fiscal year, except there is a possibility and intention to carry them until maturity.

Discount Bonds have been valued pursuant to the provisions of Communication “A” 4270, supplementary rules and amendments thereof. Under professional accounting standards, those bonds should be valued at their quotation value less estimated selling expenses.

d) Derivatives

Under Argentine Banking GAAP, derivatives financial instruments have been valued according to the criterion described in Note 5.5. Under Argentine GAAP, the derivatives financial instruments are recorded at fair value.

e) Receivables and debts stemming from refinancing

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

f) Financial Trusts

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

g) Commissions, Interest and Costs related to Loans and Credit Cards

Pursuant to Argentine GAAP, certain items for commissions, fees, charges and costs incurred in connection with loans or credit cards, should be capitalized according to future income. This criterion is not applied under Argentine Banking GAAP.

7. Restricted Assets

At June 30, 2008 and 2007, the Bank has deposited BODEN 2012 for Ps. 131,548 and Ps. 114,253, respectively as collateral for the currency swap transaction.

As of June 30, 2008, Mercado de Valores de Buenos Aires SA’s share belonging to BH Valores Sociedad de Bolsa SA (ex-Hexagon Argentina SA Sociedad de Bolsa) is pledged on behalf of Chubb Argentina de Seguros SA.

On July 07, 2006, BACS Banco de Crédito y Securitización SA assigned Senior trust debt securities of the BACS III Mortgage Trust as collateral under the “Warehousing Credit Line Agreement” executed with International Finance Corporation.

8. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2008		2007
Held for investment
BODEN 2012- Compensatory bond (denominated in US$) (*)	Ps.	505,797	Ps.	1,276,225
Held for Trading
- Quoted
Argentine government bonds (denominated in Pesos)		111,795		167,141
Corporate equity securities (denominated in Pesos)		85,497		117,462
Argentine Central Bank bills—Lebacs (denominated in Pesos)		117,879		403,902
Corporate equity securities (denominated in US$)		40,638		46,377
- Unquoted
National and Guaranteed government bonds (denominated in Pesos)		229,998		148,834

Total	Ps.	1,091,604	Ps.	2,159,941

(*)	As of June 30, 2008 and 2007 the bank has registered Ps.1,564,749 and Ps.1,247,920, respectively, in Other receivables from financial transactions and in Miscellaneous receivables corresponding to repo and currency swap transactions. In addition, during the year BODEN 2012 bond has amortized 12.5% of its face value.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

9. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

•	Mortgage loans:

•	Construction project loans—loans made to various entities for the construction of housing units

•	Individual residential mortgage loans—mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

•	Other loans:

•	Certain financial and non-financial sector loans including loans to credit cardholders and to individuals

•	Public Loans—loans to National Government and Provinces

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2008		2007
Non-financial public sector	Ps.	95,002	Ps.	113,516
Financial sector		28,798		88,604
Non-financial private sector
With preferred guarantees (a)		2,206,943		1,768,215
Without preferred guarantees (b)		2,236,086		1,652,685
Accrued interest receivable		48,555		38,496
Reserve for loan losses (see Note 10)		(214,551)		(136,120)

Total	Ps.	4,400,833	Ps.	3,525,396

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)	Includes personal loans for Ps. 839,640 and Ps. 509,186, credit cards loans for Ps. 766,415 and Ps. 381,132, overdraft facilities Ps. 261,651 and Ps. 419,797 and other loans for Ps. 368,380 and Ps. 342,570, as of June 30, 2008 and 2007, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

10. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

a) Loans:

	June 30,
	2008		2007
Balance at beginning of period	Ps.	136,120	Ps.	145,297
Provision charged to income		147,656		42,782
Loans charged off		(69,225)		(51,959)

Balance at end of period	Ps.	214,551	Ps.	136,120

b) Loans in trust pending securitization (Note 5.9):

	June 30,
	2008		2007
Balance at beginning of period	Ps.	34,684	Ps.	33,840
Provision charged to income		2,205		891
Loans charged off		(18,399)		(47)

Balance at end of period	Ps.	18,490	Ps.	34,684

11. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2008		2007
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	718,139	Ps.	758,275
Unsecured guarantees (1)		3,091,291		2,954,104

Subtotal		3,809,430		3,712,379
Less: Allowance for loan losses		(18,490)		(34,684)

Total	Ps.	3,790,940	Ps.	3,677,695

(1)	Includes Ps.1,433,201 and Ps.1,133,687 of Securities receivables under repurchase agreements of BODEN 2012 and Ps.1,292,449 and Ps.1,133,603 of Amounts receivable under derivative financial instruments, as of June 30, 2008 and 2007.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2008		2007
Class B subordinated mortgage-backed bonds	Ps.	214,745	Ps.	222,018
Certificates of participation		180,860		223,372
Bonds held in the Bank’s portfolio (1)		164,856		139,997
Treasury shares receivable (See Note 5.13)		80,343		219,272
Assignment of outstanding mortgage loans (2)		—		52,137
Other		104,954		104,462

Total	Ps.	745,758	Ps.	961,258

(1)	The Bank carries long-term Negotiable Obligations for Ps. 119,778 and Ps. 116,945 as of June 30, 2008 and 2007, respectively, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.
(2)	On June 29, 2007, the Bank accepted the offer to assign certain mortgage loans under collection enforcement proceedings with a book value of Ps. 124,744 as of March 31, 2007, most of which were recorded in memorandum accounts.

12. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2008		2007
Withholdings, credits and prepaid income tax	Ps.	5,926	Ps.	3,863
Receivables from governmental entities		488		477
Recoverable expenses, taxes, and advances to third parties		3,421		241
Attachments for non-restructured ON		66,475		91,626
Guarantee deposit (1)		131,548		114,253
Presumptive minimum income – Credit tax (Note 28)		104,085		77,888
Receivables from master servicing activities		6,196		4,828
Other Directors fees		1,367		2,548
Loans to Bank staff		73,691		6,953
Other		64,498		27,170

Subtotal		457,695		329,847
Less: Allowance for collection risks		(3,168)		(3,870)

Total	Ps.	454,527	Ps.	325,977

(1)	As of June 30, 2008 and 2007 guarantee deposits comprised mainly BODEN 2012 granted as collateral to Ps. 131,548 and Ps. 114,253 deposit securing financial agreements, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

13. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2008		2007
Land and buildings	Ps.	106,479	Ps.	107,609
Furniture and fixtures		24,947		20,265
Machinery and equipment		68,937		55,507
Other		3,023		2,965
Accumulated depreciation		(92,322)		(81,346)

Total	Ps.	111,064	Ps.	105,000

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2008		2007
Third parties fees, re-engineering, restructuring and capitalized software costs		60,196		29,666

Total	Ps.	60,196	Ps.	29,666

14. Miscellaneous assets

Miscellaneous assets consists of the following as of the end of each period:

	June 30,
	2008		2007
Properties held for sale	Ps.	11,622	Ps.	11,109
Assets leased to others		5,977		5,977
Other		4,667		6,700
Accumulated depreciation		(7,988)		(7,603)

Total	Ps.	14,278	Ps.	16,183

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

15. Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2008		2007
Legal Contingencies (1)	Ps.	86,328	Ps.	103,463
Incurred but not reported and pending insurance claims (2)		10,513		10,947
Contingency risks (3)		32,380		32,003
Tax Provision		6,073		8,149
Stock Appreciation Rights (StAR)		34,367		67,064
Directors Compensation Plan		12,767		40,588

Total	Ps.	182,428	Ps.	262,214

(1)	Includes legal contingencies and expected legal fees.
(2)	As of June 30, 2008 and 2007, it is composed of: technical commitments for Ps. 163 and Ps. 856 (pending risks for Ps.163 and Ps. 856, without generating charges against the reserve for insufficient premiums), Debts to insured for Ps. 1,900 and Ps. 1,841 (outstanding claims for Ps. 1,284 and Ps. 1,228, IBNR for Ps. 616 and Ps. 613) and Catastrophe Allowances for Ps. 8,450 and Ps. 8,250, respectively.
(3)	Comprised of:

	June 30,
	2008		2007
Contingency sale of non-performing mortgage portfolio	Ps.	1,000	Ps.	7,000
Retirement plans		29,131		25,003
Municipality guarantee fund (a)		2,249		—

Total	Ps.	32,380	Ps.	32,003

(a)	This fund represents the amount estimated for future claims or contingencies deriving from recovery of guarantee funds during the period.

16. Other Liabilities from Financial Transactions—Argentine Central Bank

The amounts outstanding corresponding to the Argentine Central Bank debt and advances, as of the end of twelve month periods are as follows:

	June 30,
	2008		2007
Advances to be requested for the acquisition of the Hedge bond (1)	Ps.	239,104	Ps.	218,031

Total	Ps.	239,104	Ps.	218,031

(1)	Accrued interest plus CER amounted to Ps.137,989 and Ps.116,911 at June 30, 2008 and 2007, respectively. The maturity of this advance will be determined once the Hedge bond is received. Includes CER plus interest at 2% until February 3, 2003.

The Bank has been paying the advances to be requested for the acquisition of the Hedge bond for a face value of US$ 773,531 thousand.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

17. Other Liabilities from Financial Transactions—Other Banks and International Entities

The breakdown of the bank debt is as follows:

			June 30,
Description	Annual interest rate	Maturity date	2008	2007
Warehousing Credit Line Agreement with IFC.	8.60%	2009	42,360	40,953
Interbank loans in pesos	8.75%	2008	18,712	190,666

Total			61,072	231,619

On January 17, 2006 BACS Banco de Crédito y Securitización SA executed a Warehousing Credit Line Agreement with International Finance Corporation. Under this agreement IFC grants the Bank line of credit for up to of US$ 50,000 in two tranches of US$ 25,000 for a term of three years.

18. Other Liabilities from Financial Transactions—Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date		Annual interest rate	2008	2007
EMTN (CHA)
Series III (US$ 100,000 thousand)	07/08/96	07/08/06	a	10.625%	272	1,113
GMTN
Series I (US$ 300,000 thousand)	17/04/98	17/04/03	a	10.000%	10,322	27,669
Series IV (US$ 175,000 thousand)	03/12/98	03/12/08	a	13.000%	—	1,360
Series VI (US$ 135,909 thousand)	15/03/99	15/03/02	a	12.250%	454	464
Series XVI (US$ 125,000 thousand)	17/02/00	17/02/03	a	12.625%	16,418	26,797
Series XVII (EURO 100,000 thousand)	27/03/00	27/03/02	a	9.000%	2,907	2,554
Series XXIII (EURO 150,000 thousand)	06/02/01	06/02/04	a	10.750%	13,682	14,319
Series XXIV (US$ 107,000 thousand)	15/03/02	15/03/05	a	9.000%	5,747	12,551
Series XXV (EURO 165,700 thousand)	15/03/02	15/06/05	a	8.000%	5,461	6,068
Long term bond (US$ 449,880 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	478,108	563,012
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	895,838	946,246
Series 4 (US$ 150,000 thousand)	16/11/05	16/11/10	a	9.750%	328,004	456,855
Series 4-Trnache II (US$ 100,000 thousand)	26/01/06	16/11/10	a	9.750%	302,061	308,559
Series 5 (US$ 250,000 thousand)	27/04/06	27/04/16	a	9.750%	745,242	760,242
Series 6 (US$ 150,000 thousand)	21/06/07	21/06/10	a	11.250%	405,708	459,377

					3,210,224	3,587,186

(a)	fixed interest rate
(b)	variable interest rate

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The contractual maturities of bonds are as follows as of June 30, 2008:

Past due (*)	Ps.	55,263
June 30, 2009		228,900
June 30, 2010		634,608
June 30, 2011		858,965
June 30, 2012		228,900
Thereafter		1,203,588

Total	Ps.	3,210,224

(*)	Includes debtors who did not accept the restructuring process.

The General Shareholders’ Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

19. Prepayment of financial debt

On September 21, 2007, the anticipated redemption of negotiable obligations Series 4 – maturity date 2010 – was made for a face value of US$ 40,000 thousand.

Between October 2007 and January 2008, out of court settlements were agreed with defaulting holders of negotiable obligations, who had not accepted the exchange offer made by the Bank back in January 2004. Settlements amounted to a face value of US$ 11,401 thousand and Euro 819 thousand.

On January 29, 2008, the Bank launched an offer to purchase in cash up to US$ 56,000 thousand of the total Negotiable Obligations capital in US dollars due in 2013 and the equivalent to a capital amount of up to US$ 56,000 thousand in Euro-denominated negotiable obligations due in 2013. The purchase offer expired on February 27, 2008. As a result of this transaction, securities were bought back for US$ 16,536 thousand and US$ 44,517 thousand for the series in US dollars and Euro, respectively.

20. Level I American Depositary Receipts Program

On March 27, 2006 the US Securities and Exchange Commission (SEC) has made effective the Level I American Depositary Receipts, “ADR” program.

This program allows foreign investors to buy the Bank’s stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

21. Derivative Financial Instruments

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•	On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract for Euros 150,000 thousand which due date shall be December 1, 2013.

•	On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract for Euros 70,000 thousand which due date shall be December 1, 2013.

•	On July 25, 2007, the Bank and Deutsche Bank AG executed a currency swap contract for Euros 30,000 thousand which due date shall be December 1, 2013.

The net book value as of June 30, 2008 amounts of Ps. 209,619.

2.	Credit Currency Swaps: in order to reduce the volatility of the Bank’s results derived from variations in the CER index, in view the net liability position stemming from obligations in pesos adjustable by said index, related to the financial assistance to be requested from the Argentine Central Bank for the subscription of BODEN 2012 pursuant to the provisions of Section 29, subsect. g) of Decree 905/02, the Bank carried out currency swap transactions paying US dollars and receiving in exchange CER index. These transactions are guaranteed with BODEN 2012. The Bank records positive results for its assets position in CER and allocates its results stemming from its liabilities position in accordance with the US dollar variations plus the interest rate agreed upon. Within this framework, the following transactions have been carried out:

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

The net book value as of June 30, 2008 amounts of Ps. 112,046.

3.	Forward contracts: In order to balance its foreign currency global position, the Bank carried out forward transactions under which it commits to receive US dollars and deliver pesos. Within this framework, on March 23, 2006, the Bank and Deutsche Bank AG entered into a currency swap contract involving US$ 100,000 thousand and Ps. 307,500. The maturity date is March 23, 2046.

The net book value as of June 30, 2008 amounts of Ps. (206).

4.	Interest rate Swaps: In order to hedge the position relative to issuance of debt at fixed rate and giving consideration to the holdings of floating rate securities, interest rate swap agreements have been subscribed for transactions in foreign currencies through which the Bank receives fixed rate and pays the rate agreed upon during the first year and a variable rate for the remaining term. Within this framework, during the period from April to June 2007 interest rate swap agreements were subscribed with different financial institutions for Ps. 115,000. According to these transactions, the Bank receives a fixed rate (established in 9.20% and 10.20%) and pay a variable rate BADLAR. The due date of the last of these transactions shall be June 2010.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The net book value as of June 30, 2008 amounts of Ps. (420).

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

The net book value as of June 30, 2008 amounts of Ps. 1,217.

6.	Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position.

7.	On July 17, 2006, BACS entered into a currency swap contract with a local Financial Entity. According to this transaction, the Bank receives argentine pesos adjusted by CER on a notional principal of Ps. 48,300 and pays interest fixed rates of 12.3% without transfer of principal on each due date.

The net book value as of June 30, 2008 amounts of Ps. (539).

22. Securitization of mortgage loans

The Bank created sixteen separate mortgage trusts (BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust BHSA I 2002 Mortgage Trust, CHA I Financial Trust, CHA II Financial Trust, CHA III Financial Trust, CHA IV Financial Trust, CHA V Financial Trust, CHA VI Financial Trust, CHA VII and CHA VIII Financial Trust) under its US securitization program and “Cédulas Hipotecarias Argentina – program”; and a consumer trust (Cédulas Personales I Financial Trust) under BACS’s Global Trust Securities Program. For each mortgage or consumer trust, the Bank transfers a portfolio of mortgages or consumer originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgages or consumer and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage loans conveyed to the trusts are no longer recorded as assets of the Bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

At the date of these financial statements the following trust funds have been set up:

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
BHN I – Issued on 10.29.96 (*)
Face value in Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05.25.2005	09.25.2001	01.25.2014	01.25.2014

BHN II – Issued on 05.09.97 (*)
Face value in Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2001	07.25.2009	03.25.2012	05.25.2013

BHN III – Issued on 10.29.97 (*)
Face value in Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018

BHN IV – Issued on 03.15.00 (*)
Face value in Ps.	36,500	119,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020

BACS I – Issued on 02.15.2001 (*)
Face value in Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020

BACS Funding I Issued on 11.15.2001 (*)
Face value in Ps.	—	—	—	29,907	29,907
Declared Maturity Date				11.15.2031

BACS Funding II Issued on 11.23.2001 (*)
Face value in Ps.	—	—	—	12,104	12,104
Declared Maturity Date				11.23.2031

BHSA I Issued on 02.01.2002
Face value in Ps.	—	—	—	43,412	43,412
Declared Maturity Date				02.01.2021

CHA I Issued on 6.25.2004
Face value in Ps.	40,000	—	5,000	5,000	50,000
Declared Maturity Date	12.31.2010		03.31.2012	03.31.2012

CHA II Issued on 11.19.2004
Face value in Ps.	39,950	—	4,995	5,002	49,947
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2013

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total

CHA III Issued on 04.07.2005
Face value in Ps.	50,000	—	6,250	6,270	62,520
Declared Maturity Date	04.30.2012		12.31.2013	01.31.2020

CHA IV Issued on 6.22.2005
Face value in Ps.	54,900	—	4,848	4,849	64,597
Declared Maturity Date	01.31.2013		07.31.2023	07.31.2023

CHA V Issued on 10.20.2005
Face value in Ps.	53,301	—	—	11,700	65,001
Declared Maturity Date	12.31.2014			04.30.2023

CHA VI Issued on 04.07.2006
Face value in Ps.	56,702	—	—	12,447	69,149
Declared Maturity Date	12.31.2016			12.31.2026

CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	—	—	12,848	71,375
Declared Maturity Date	08.31.2017			02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61,088	—	—	13,409	74,497
Declared Maturity Date	08.31.2024			08.31.2028

Cedupe I Issued on 04.03.2008
Face value in Ps.	50,514	—	—	8,914	59,428
Declared Maturity Date	07.31.2010			11.30.2013

(*)	Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

23. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2008		2007
Sundry creditors:
Accrued fees and expenses	Ps.	34,210	Ps.	22,919
Unallocated collections		1,518		7,881
Withholdings and taxes payable		6,361		3,439
Other		2,869		4,281

Total	Ps.	44,958	Ps.	38,520

Other:
Directors and Syndics accrued fees	Ps.	7,757	Ps.	6,421
Payroll withholdings and contributions		6,352		6,395
Gratifications		4,600		6,598
Salaries and social securities		3,992		4,019

Total	Ps.	22,701	Ps.	23,433

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

24. Income from Services and Expenses on Services

Income from Services—Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2008		2007		2006
Loan servicing fees from third parties	Ps.	2,599	Ps.	1,830	Ps.	1,438
Commissions from FONAVI		5,660		4,086		3,335
Commissions for credit cards		104,649		47,914		12,287
Other (1)		38,229		10,214		17,736

Total	Ps.	151,137	Ps.	64,044	Ps.	34,796

(1)	Includes Ps. 20,071 of Commissions for BHN Inversión SA as of June 30, 2008, and Ps. 11,950 of Commissions for technological services (MSI), as of June 30, 2006, respectively.

Other income from services is comprised of the following for each period:

	June 30,
	2008		2007		2006
Reimbursement of loan expenses paid by third parties	Ps.	33,203	Ps.	12,995	Ps.	7,748
Other		10,031		6,323		5,011

Total	Ps.	43,234	Ps.	19,318	Ps.	12,759

Expenses on Services—Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2008		2007		2006
Structuring and underwriting fees	Ps.	8,209	Ps.	9,543	Ps.	9,195
Retail bank originations		52		105		165
Collections		360		427		273
Banking services		63,066		46,339		16,220
Commissions paid to real state agents		14,032		8,239		3,007

Total	Ps.	85,719	Ps.	64,653	Ps.	28,860

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

25. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income are comprised of the following for each year:

	June 30,
	2008		2007		2006
Income on operations with premises and equipment and miscellaneous assets	Ps.	5,743	Ps.	939	Ps.	3,497
Recovery of Director’s fees		—		—		9,765
Capitalization of the presumptive minimum income tax		—		—		24,640
Bank loan interest		3,909		71		—
Recovery of guarantee funds		7,495		—		—
Other		6,194		3,632		6,444

Total	Ps.	23,341	Ps.	4,642	Ps.	44,346

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2008		2007		2006
Depreciation of miscellaneous assets	Ps.	455	Ps.	417	Ps.	380
Gross revenue tax		473		590		344
Other taxes		7,566		9,085		7,727
BOGAR and Secured Loans valuation adjustment		—		—		20,806
Equity in loss of affiliates		—		6,141		—
Donations		2,283		1,882
Allocation of mortgage loan relief fund		1,351		—		—
Other		8,139		5,283		7,665

Total	Ps.	20,267	Ps.	23,398	Ps.	36,922

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

26. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

Assets:
Cash and due from banks	Ps.	436,755
Government and corporate securities		544,785
Loans		224,979
Other receivables from financial transactions		3,124,957
Miscellaneous receivables		148,090
In-process items		480

Total as of June 30, 2008	Ps.	4,480,046

Total as of June 30, 2007	Ps.	4,526,643

Liabilities:
Deposits	Ps.	380,032
Other liabilities from financial transactions		4,819,899
Miscellaneous liabilities		695
In-process items		124

Total as of June 30, 2008	Ps.	5,200,750

Total as of June 30, 2007	Ps.	4,891,468

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

The Bank has a tax net operating loss carry forward of Ps. 309,868 and Ps. 838,675 at June 30, 2008 and 2007, respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As accepted by the BCRA, at June 30, 2008 the Bank capitalized the Ps.103,167 tax credit corresponding to the fiscal years between 1999 and 2007.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance
1999	4,441
2000	6,034
2001	5,084
2002	12,516
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634

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

As of June 30, 2008, the Bank’s capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI)	A	658,530,880	43.9%	1 vote	(b)
Banco Nación, as trustee for the Bank’s Programa de Propiedad Participada (a)	B	75,000,000	5.0%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors	D	691,469,120	46.1%	3 votes	(c)

		1,500,000,000	100%

(a)	The Bank’s Programa de Propiedad Participada (“PPP”) is the Bank’s employee stock ownership plan.
(b)	Under the Bylaws, the affirmative vote of the holders of Class A Shares is required in order to effectuate: (i) mergers or spin-offs; (ii) an acquisition of shares (constituting a Control Acquisition or resulting in the Bank being subject to a control situation); (iii) the transfer to third parties of a substantial part of the loan portfolio of the Bank, (iv) a change in the Bank’s corporate purpose; (v) the transfer of the Bank’s corporate domicile outside of Argentina, and (vi) the voluntary dissolution of the Bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

(b) Restriction on the distribution of profits

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(c) Minimum Capital Requirements

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

	Minimum Capital requirement		Shareholders’ Equity
June 30, 2008	Ps.	1,677,311	Ps.	2,641,937
June 30, 2007		1,874,897		2,689,044
June 30, 2006		1,040,941		2,343,701

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

Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. As of June 30, 2008 and 2007, the commitments to extend credit under these arrangements amounted to approximately Ps.54,916 and Ps.147,914, respectively. Furthermore, the Bank has a unilateral and irrevocable right to reduce or change the credit card limit, thus it considered there is no off-balance sheet risk. The total unused credit card limit at June 30, 2008 and 2007 amounts to Ps. 1,266,212 and Ps. 592,048.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties. The amounts of clearing items in process were Ps. 52,782 and Ps 74,549 as of June 30, 2008 and 2007, respectively.

Additionally, the Bank recorded in memorandum accounts: i) Guarantees provided to the Argentine Central Bank for Ps. 86,209 and Ps. 101,353 as of June 30, 2008 and 2007 respectively, and ii) other guarantees provided not included in the debtor classification regulations for Ps.162,748 and Ps. 114,368 as of June 30, 2008 and 2007 respectively.

32. Out-of-court reorganization plan

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

33. Claim by the Federal Tax Commission

Through note N° 42/08 dated June 3, 2008, the “Federal Tax Commission” served the Bank notice about a Declaratory Order issued by Executive Committee No. 4, dated September 28, 2007, stating the following: i) Banco Hipotecario SA’s right to collect commissions on National Housing Fund resource transfers to the Provinces and to the Autonomous City of Buenos Aires expired on July 23, 2007, ii) this task shall be transferred to Banco Nación Argentina, and iii) Banco Hipotecario SA shall refrain from withholding such banking commission as from the day following notice thereof and shall credit the respective accounts with the commissions collected after July 23, 2007.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On July 23, 2008, the Bank objected said order by arguing the following: i) the incompetence of the Federal Tax Commission for issuing such order, based on the legal origin of the Bank’s exclusive right to centralize and distribute FONAVI funds; ii) the incorrect interpretation of the provisions of decree 927/97, containing the regulations for Law 24855, Act for Privatizing former Banco Hipotecario Nacional, since it only obliged the Bank to maintain the service provision conditions in force at the time of passing said law during 10 years, without any expiration provisions regarding the role of the Bank in the process, and iii) the unlawfulness of requiring a retroactive reimbursement of commissions, giving consideration to the fact they were collected for services that were effectively rendered on behalf of the Department of Urban Development and Housing.

As of the date of these financial statements, no decision about the objection had been made yet, and funds were still being sent to the Bank for distribution to the Provinces, in accordance with the directives of the Department of Urban Development and Housing.

34. Summary of Significant Differences between Argentine Banking GAAP and US GAAP

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

During the period ended June 30, 2007, the Bank sold its remaining position in Secured Loans. Therefore, no US GAAP shareholders’ equity adjustment has been recorded as of June 30, 2008 and 2007.

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

As of June 30, 2008, 2007 and 2006, the result of applying SFAS N° 114, shows that the Bank recorded an adjustment to Shareholders’ Equity for US GAAP purposes of Ps. (1,119), Ps. 8,878 and Ps. 3,290, respectively.

In addition, the Bank has performed a migration analysis for mortgage, credit cards and consumer loans following the SFAS 5 considerations.

As of June 30, 2008 and 2007, the result of the migration analysis showed that the Bank has provided for loan losses in deficit of this analysis for Ps.105,762 and Ps. 46,813. For US GAAP purposes, this amount of provision has been charged.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2006, the result of the migration analysis showed that the bank provided for loan losses in excess of this analysis for Ps. 16,036. For US GAAP purposes, this amount of provision has been reversed.

Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank mentioned in Note 5.7. Under US GAAP recoveries of loans previously charged off should be recorded when received.

d. Derivative Instruments

As mentioned in Note 21 and 5 the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in euros and in pesos plus CER, ii) assets denominated in US dollars (BODEN 2012) and iii) interest rate swaps to manage its interest rate risk.

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

Under US GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument. As of June 30, 2008, 2007 and 2006 the difference between Argentine Banking GAAP and US GAAP amounts to Ps. (212,577), Ps. (50,188) and Ps. (18,087), respectively.

Under US GAAP, derivatives should be recorded at fair value, on a net basis, and therefore the Bank’s assets and liabilities should both be decreased by approximately Ps. 1,048,000, Ps. 1,047,000 and Ps. 990,000 at June 30, 2008, 2007 and 2006, respectively.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2005, the Bank obtained the benefit of the hedge bond to be purchased as the transaction was approved by the Argentine Central Bank. During September 2005, the Bank started to purchase the bonds.

Therefore, for US GAAP purposes, the Bank started recognizing the fair value of the option to receive the Hedge bond in the period ended June 30, 2005. The remaining portion of the Hedge bond to be received as of June 30, 2008 and 2007 is also recognized at their fair value for US GAAP purposes.

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

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59. As of June 30, 2008 the fair value of the investment is greater than its amortized cost, consequently no impairment was recognized for US GAAP purposes.

f. Other government securities

As of june 30, 2004 the Bank held certain defaulted Argentine government bonds. Such bonds were not quoted in the public market. On January 2005, the Bank accepted the offer to exchange its defaulted government securities for “Discount Bonds in pesos” issued under the Argentine debt restructuring. On April 1, 2005 the government securities were exchange.

For US GAAP purposes and in accordance with EITF 01-07, satisfaction of one monetary asset (in this case a defaulted government securities) by the receipt of another monetary asset (in this case Discount Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

Under Argentine Banking GAAP, the Discount Bonds have been recorded at the lower of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities tendered as of March 17, 2005, equivalent to the present value of the BOGAR Bonds’ cash flows at that date.

As of June 30, 2008, 2007 and 2006 the Discount Bonds were considered available for sale securities for US GAAP purposes according with SFAS N° 115 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59. As of June 30, 2008 the fair value of the investment is less than its amortized cost, consequently the Bank has recorded an other-than temporary impairment of Ps.2,218 for US GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the cost basis for the asset.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59. As of June 30, 2008 the fair value of the investment is greater than its amortized cost, consequently no impairment was recognized for US GAAP purposes.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

During 2006, 2007 and 2008, the Bank repurchased restructured negotiable obligations and debt. The difference between the carrying value of the repurchased debt under US GAAP and the price paid by the Bank was recognized as a gain for US GAAP purposes.

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

Consequently, the adjustments to record the securitization of the portfolio under U.S. GAAP consists of:

•

The re-consolidation of the loans under BHN I, BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA I and Cédulas Personales I resulted in an adjustment. See Note 34.c. for allowance for loan losses.

•

The recognition of the effect of accounting for the certificates of participation in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment for a 100% of the carrying values of such securities as of June 30, 2006, considering the economic projections as of those dates and the declarative actions mentioned in Note 22. During the twelve-month period ended June 30, 2007, expectations about the recoverability of such securities have significantly changed considering among others, (a) decisions of the Supreme Court related to pesification matters and (b) new expectations about the CER, which adjusts the face value of the senior debt securities issued by the trust. The fair value of the securities is determined based on expected cash flows, discounted at a market interest rate. Increases in the fair value of these securities are recorded in other comprehensive income. As of June 30, 2007 and 2008, such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate.

•

The fair value recognition of those certificates of participation and debt securities held by the Bank from certain securitization trusts (CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII) considered sales under US GAAP and classification as available for sale securities.

The Bank has evaluated whether there has been an adverse change in the estimated cash flows of the certificates of participation and debt securities. For certain securitizations (CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII) the condition of an accrual of loss contingencies is met and an other-than-temporary impairment of Ps.25,630 is considered to have occurred and the beneficial interest have been written down to fair value, with the resulting change between the fair value and the amortized cost being charged to the income statement. The fair value at June 30, 2008 represents the new cost basis of these trusts.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

On January 29, 2004 BHSA entered in a transaction with Deutsche Bank AG (“DBAG”). Under this transaction Banco Hipotecario SA paid US$ 17.5 M and DBAG agreed to transfer to the Bank 71,100,000 BHSA Class D shares on January 29, 2009 or at an earlier date, if requested by BHSA (see Note 29.a.). Under Argentine Banking GAAP, BHSA recognized the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings. Under US GAAP, following the guidance of SFAS N° 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” BHSA recognized the right to receive its shares at a future date at cost, as a reduction of equity. Subsequent charges in the market value of the shares are not recognized.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During the year these assets have evidenced an increase in the market prices.

As of June 2008 and 2007, no additional impairment was recorded in fixed and foreclosed assets, since the carrying amount of long lived assets does not exceed the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

Therefore, the technical reserves for the twelve month periods ended June 2006, 2007 and 2008 were adjusted for US GAAP.

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

q. Income Tax

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

For the twelve-month period ended June 30, 2006, the Bank believed it was more likely than not, that it would not generate future taxable income sufficient to absorb any of its net deferred tax assets. For that reason, the Bank provided a full reserve of its net deferred tax assets for such years.

As of June 30, 2007, and based on the analysis performed on the realizability of the tax loss carryforwards, the Bank believes it will recover only a portion of the net operating tax loss carryforwards and all the temporary differences, with future taxable income. Therefore, the remaining portion of the net operating tax loss carryforward is more likely than not to be recovered in the carryforwards periods, and hence, a valuation allowance was provided against it.

As of June 30, 2008, and based on the analysis performed on the realizability of the tax loss carryforwards, the Bank believes it will recover only the temporary differences, with future taxable income. Therefore, the net operating tax loss carryforward is more likely than not to be recovered in the carryforwards periods, and hence, a valuation allowance was provided against it.

In a consolidated basis, the Bank has recognized a net deferred tax asset that amounted to Ps. 185,466 and Ps. 215,185, as of June 30, 2008 and 2007, respectively.

Financial Accounting Standards Board (FASB) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, (FIN 48) was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) No. 109. FIN 48 became effective for the Group on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2008, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2004 - 2008

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

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank’s assets and liabilities would be increased by approximately Ps. 51,164, Ps. 74,443 and Ps. 27,624, had US GAAP been applied at June 30, 2008, 2007 and 2006, respectively.

s. Fair Value Measurements Disclosures

In September 2006, the FASB issued SFAS 157, which is effective for fiscal years beginning after November 15, 2007 and interim periods within these fiscal years, with early adoption permitted. SFAS 157:

•

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•

Nullifies the guidance in EITF 02-3, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;

•	Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the Bank’s creditworthiness when valuing liabilities; and

•	Expands disclosures about instruments measured at fair value.

SFAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under SFAS 159, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of SFAS 159 analysis, the Bank has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.

Valuation hierarchy

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Determination of fair value

Following is a description of the Bank’s valuation methodologies for assets and liabilities measured at fair value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Bank’s creditworthiness, liquidity and unobservable parameters that are applied consistently over time.

The Bank believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Assets

a) Securities

The Bank’s securities are classified within level 1 of the valuation hierarchy using quoted prices available in the active market where the securities are traded. Level 1 securities include national and government bonds, instruments issued by BCRA and corporate securities.

b) Securities receivable under repurchase agreements

The Bank’s securities receivable under repurchase agreements which do not qualify for sale accounting for US GAAP purposes, are classified within level 1 of the valuation hierarchy. To estimate the fair value of this securities (BODEN 2012), quoted prices are available in active market.

c) Subordinated mortgage backed bonds / Retained interests in securitizations

The Bank’s retained interests in securitizations are classified within level 3 of the valuation hierarchy. As quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors.

d) Derivatives

The fair value of level 3 derivative positions are determined using internally developed models that utilize both market observable and unobservable parameters. Level 3 derivative instruments have primary risk characteristics that relate to unobservable pricing parameters such as private name credit spreads, credit correlations, long dated equity or interest rate

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

volatility skews and forward spreads. Such derivatives include long-dated interest rate or currency swaps, and credit default swaps where swap rates may be unobservable for longer maturities.

Liabilities

e) Derivatives

The fair value of level 3 derivative positions are determined using internally developed models that utilize both market observable and unobservable parameters. Level 3 derivative instruments have primary risk characteristics that relate to unobservable pricing parameters such as private name credit spreads, credit correlations, long dated equity or interest rate volatility skews and forward spreads. Such derivatives include long-dated interest rate or currency swaps, and credit default swaps where swap rates may be unobservable for longer maturities.

The following table presents the financial instruments carried at fair value as of June 30, 2008, by SFAS 157 valuation hierarchy (as described above).

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Assets and liabilities measured at fair value on a recurring basis

Balances as of June 30, 2008	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
Securities
BODEN 2012 – Compensatory Bond	595,399	595,399	—	—
Provincial Public Debt – BOGAR	145,040	145,040	—	—
Other government securities	108,628	108,628	—	—
Instrument issued by the BCRA	117,879	117,879	—	—
Corporate securities	148,025	148,025	—	—
Hedge Bond – BODEN 2012	241,892	241,892	—	—
Securities receivable under repurchase agreements
Securities receivable under repurchase agreements – BODEN 2012	1,232,640	1,232,640	—	—
Subordinated mortgage backed bonds / Retained interests in securitizations
Subordinated mortgage backed bonds	221,018	—	—	221,018
Derivatives
Cross Currency Swap (Euro/Dollar)	157,051	—	—	157,051
Credit Currency Swap (Ps. CER/Dollar)	36,751	—	—	36,751
TOTAL ASSETS AT FAIR VALUE	3,004,323	2,589,503	—	414,820

LIABILITIES
Derivatives
Foreign currency forward contracts	(4,189)	—	—	(4,189)
Interest rate Swaps	(12,217)	—	—	(12,217)
CER Swap linked to Secured Loans due 2008 and External Debt	(44,279)	—	—	(44,279)
TOTAL LIABILITIES AT FAIR VALUE	(60,685)	—	—	(60,685)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of June 30, 2008 (including the change in fair value) for financial instruments classified by the Bank within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

Balances as of June 30, 2008	Total Fair Value Measurements
	Net Derivative financial instruments					Available for sale securities

	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Currency Swap USD 2046	Interest rate Swaps BADLAR	CER Swap Linked to PG08s and External Debt	Subordinated mortgage backed bonds
Fair value, July 1, 2007	109,335	25,389	(429)	423	(20,280)	222,534
Total gains or losses (realized/unrealized)
Included in earnings	47,716	11,362	(3,760)	(12,291)	(23,999)	(15,301)
Included in other comprehensive income	—	—	—	—	—	13,785
Purchases, issuances and settlements	—	—	—	(349)	—	—
Transfers in to/ out of level 3	—	—	—	—	—	—

Fair value, June 30, 2008	157,051	36,751	(4,189)	(12,217)	(44,279)	221,018

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

Balances as of June 30, 2008	Total Gains and Losses
	Net Derivative financial instruments					Available for sale securities

	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Currency Swap USD 2046	Interest rate Swaps BADLAR	CER Swap Linked to PG08s and External Debt	Subordinated mortgage backed bonds
Classification of gains and losses (realized/unrealized) included in earnings for 2008:
Financial Income	47,716	11,362	(3,760)	(12,291)	(23,999)	(15,301)

Total	47,716	11,362	(3,760)	(12,291)	(23,999)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

t. Effects of Conforming to US GAAP

Reconciliation of shareholders’ equity

		June 30,
		2008	2007
Total shareholders’ equity under Argentine Banking GAAP		Ps. 2,651,734	2,711,296
US GAAP adjustments:
- Loan origination fees and costs	(a)	11,855	9,252
- Loan losses reserve	(c)	(201,432)	(89,874)
- Derivative Instruments	(d)	(188,599)	(50,188)
- Compensatory and Hedge Bonds	(e)	(212,577)	(183,969)
- Other government securities	(f)	(16,060)	(9,110)
- Provincial Public Debt	(g)	(55,693)	(18,446)
- Trouble debt Restructuring	(h)	(127,596)	(158,589)
- Securitization of mortgage loans	(i)	(69,355)	(47,428)
- Acquisition of treasury shares	(j)	(80,343)	(219,272)
- Intangible assets	(k)	(12,839)	(3,513)
- Impairment of fixed and foreclosed assets	(l)	(45,149)	(46,590)
- Minority Interest on US GAAP Adjustments	(m)	8,892	5,238
- Vacation provision	(n)	(6,783)	(4,548)
- Insurance technical reserve	(o)	(24)	(1,716)
- Capitalization of interest cost	(p)	1,541	1,471
- Deferred Income Tax	(q)	185,466	215,185

Total Shareholders’ Equity under US GAAP		Ps. 1,843,038	2,109,199

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income:

			June 30,
			2008		2007	2006
Net (loss) income as reported under Argentine Banking GAAP			Ps.	(59,562)	357,891	309,078
US GAAP adjustments:
- Loan origination fees and costs	(a	)		2,603	2,495	281
- Public Sector Loan received from Bond Swap	(b	)		—	23,326	56,581
- Loan losses reserve	(c	)		(111,558)	(109,200)	12,250
- Derivative instruments	(d	)		(138,411)	(32,101)	(37,942)
- Compensatory and Hedge Bonds	(e	)		179,408	74,431	112,927
- Other government securities	(f	)		(18)	411	(3,063)
- Provincial public debt	(g	)		14,494	8,860	10,121
- Trouble debt Restructuring	(h	)		30,993	11,314	149,377
- Securitization of mortgage loans	(i	)		(21,802)	(14,708)	(36,183)
- Acquisition of treasury shares	(j	)		138,929	(140,351)	20,619
- Intangible assets	(k	)		(9,326)	(23)	(2,041)
- Impairment of fixed and foreclosed assets	(l	)		1,441	2,790	2,025
- Minority interest on US GAAP Adjustments	(m	)		3,519	(313)	1,551
- Vacation provision	(n	)		(2,235)	(1,603)	254
- Insurance technical reserve	(o	)		1,692	(4,010)	367
- Capitalization of interest of cost	(p	)		70	508	963
- Deferred tax	(q	)		(29,719)	209,166	7,835

Net income in accordance with US GAAP			Ps.	518	388,883	605,000

Basic and diluted net income per share in accordance with U.S. GAAP				0.000	2.722	4.234
Average number of shares outstanding (in thousands)				1,428,900	1,428,900	1,428,900

Description of changes in shareholders’ equity under US GAAP:

Total Shareholders’ Deficit
Balance as of June 30, 2006	Ps. 1,592,014
Other comprehensive Income	128,302
Net income for the twelve month period in accordance with US GAAP	388,883

Balance as of June 30, 2007	Ps. 2,109,199
Other comprehensive Income	(266,679)
Net income for the twelve month period in accordance with US GAAP	518

Balance as of June 30, 2008	Ps. 1,843,038

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

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

The following disclosure presented for the twelve-month periods ended June 30, 2008, 2007 and 2006, shows all periods in Argentine Banking GAAP format reflecting US GAAP income and comprehensive statement adjustments.

	June 30,
	2008		2007		2006
Income Statement
Financial income	Ps.	900,184	Ps.	813,402	Ps.	1,006,240
Financial expenses		(550,693)		(374,666)		(412,184)
Net financial income		349,491		438,736		594,056
Provision for loan losses		(261,419)		(152,873)		1,752
Income from services		292,044		162,856		101,687
Expenses for services		(99,943)		(75,004)		(39,571)
Administrative expenses		(390,549)		(267,538)		(184,243)
Net income from financial transactions		(110,376)		106,177		473,681
Miscellaneous income		184,073		231,824		173,708
Miscellaneous expenses		(37,691)		(156,057)		(48,576)
Income before income taxes and minority interests		36,006		181,944		598,813
Income taxes		(33,453)		208,160		6,515
Minority interests		(2,035)		(1,221)		(328)

Net income under U.S. GAAP		518		388,883		605,000

Other comprehensive income:
Unrealized gains on securities		(266,679)		128,302		29,877

Other comprehensive income		(266,679)		128,302		29,877

Comprehensive income	Ps.	(266,161)	Ps.	517,185	Ps.	634,877

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Concentration of risk.

1) Total exposure to the public sector—Argentine government and provinces

The Bank has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of June 30, 2008 and 2007, the Bank had the following assets outstanding (excluding balances with the BCRA):

	June 30, 2008				June 30, 2007
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	—	Ps.	—	Ps.	769	Ps.	769
Argentine provincial debt		200,733		145,040		208,127		189,681
Other Argentine public-sector receivables (3)		124,688		108,628		320,610		311,500
Compensatory bond received		2,027,335		1,828,039		2,524,145		2,402,174
Compensatory and hedge bonds to be received (1) (2)		255,173		241,892		260,960		198,962

Total	Ps.	2,607,929	Ps.	2,323,599	Ps.	3,314,611	Ps.	3,103,086

(1)	Includes the compensatory bond to be received related to the asymetric pesification and the hedge bond.
(2)	The advance to be requested from the Argentine Central Bank for the subscription of the hedge bond was recorded in “Other Liabilities from Financial Transactions – Argentine Central Bank”, for Ps. 239,104 as of June 2008.
(3)	Includes bonds such as national government bonds and Discount Bonds.

Risks and Uncertainties

As we mentioned in note 2.1, over the past few months, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. Despite the actions taken by central countries, the international markets’ future is still uncertain.

As regards Argentina, and after June 30, 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates, a situation that is still ongoing as of the date of issuance of these financial statements. The Bank considers that these situations did not exist as of June 30, 2008 but arose subsequent to that date.

The quality of the Bank financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. Risks and

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

uncertainties facing the Bank that are generally the result of the recent economic crisis and the resulting government actions, include the fact that an important amount of the Bank’s assets are concentrated in Argentine public-sector debt instruments.

As of June 30, 2008, the Bank’s exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 26,2% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government’s ability to comply with its payment obligations, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

2) Concentration of deposits

As of June 30, 2008 and 2007, the concentration of deposits is a follow:

Number of customers	2008		2007
	Balance	% of total portfolio	Balance	% of total portfolio
10 largest customers	134,144	6.89%	168,072	19.35%
50 following largest customers	276,134	14.17%	175,079	20.16%
100 following largest customers	290,478	14.91%	61,456	7.07%
Rest of customers	1,247,315	64.03%	463,953	53.42%

Total	1,948,071	100%	868,560	100%

US GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets, as established by the Bank for US GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds, and on retained interests in securitization trusts were affected by the impact of discount rates. Discount rates remained stable in June 30, 2008 and 2007. Should the discount rates change in the future years, the carrying amounts and charges to income and shareholders’ equity will also change. In addition, as estimates to future cash flows change, so too will the carrying amounts which are dependent on such cash flows.

35. Subsequent events

Legal regulations

On August 1, 2008 Decree 1207/2008 by the Executive Branch was published in the Official Gazette, which limits the deduction of profits deriving from participation certificates in trust fund related to utilities’ infrastructure works when they meet the requirements of section 70.2 the income tax regulatory decree. In turn, all the requirements included in the amendment are similar to those included in section 70.2 of the income tax regulatory decree. Accordingly, those trust funds created for a purpose other than the abovementioned will not be subject to deduction of profits allocatable to participation certificates.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2008, 2007 and 2006

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Financial trust redemption

Through Minutes N° 239 dated October 23, 2008, the Board of Directors resolved:

1)	Proceed to the early redemption of participation certificates and the termination of the Cédulas Hipotecarias Argentinas Financial Trust Series I, 2004-1. Accept the loans with the rating and valuation recorded by the trust’s trustor.

2)	Proceed to the early redemption of participation certificates and the termination BHI Mortgage Financial Fund. Reverse loans from the trust fund and allot them, without altering the trust assets thereof, to BHN Master Mortgage Trust, with the rating and value recorded.

Guarantees deposited for swap and repo transactions

The decrease in prices of government securities and the increase in Argentine credit risk originated the need to set up additional guarantees. As of November 25, 2008, the guarantees deposited for swap and repo transactions amounts Ps.640,576 (in U$S) and Ps.96,005 in BODEN 2012. These escrow deposits have been recorded in “Miscellaneous Receivables”. The breakdown of the abovementioned guarantees for each transaction is described as follows (See Note 7):

1.	Cross Currency Swaps: the Bank has deposited Ps.15,026 (in U$S) and Ps.43,274 in BODEN as collateral.

2.	Credit Currency Swaps: the Bank has deposited Ps.89,318 (in U$S) and Ps.10,052 in BODEN as collateral.

3.	Swap linked to Secured Loans due 2008 and External Debt: the Bank has deposited Ps.153,487 (in U$S) and Ps.42,679 in BODEN as collateral.

4.	Repo transactions: the Bank has deposited Ps.382,745 (in U$S) as collateral.