Form 20-F
period 2009-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2009-12-30
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2009

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2009 was 578,676,460.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

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

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

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

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2009 and 2008 and for the fiscal years ended June 30, 2009, 2008 and 2007 (our Audited Consolidated Financial Statements), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

We prepare our consolidated financial statements as of June 30, 2009 and 2008 in thousands of Pesos and in accordance with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores, which differ in certain significant respects from accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 29 to our consolidated financial statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

In order to comply with the regulations of the Comisión Nacional de Valores (“CNV”), we discontinued inflation accounting as of February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March 1, to September 30, 2003, such a departure did not have a material effect on our Audited Consolidated Financial Statements.

Resolution CD 93/2005, issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary but allowed a one-time accommodation to continue treating these differences as permanent. As a result, we elected to continue treating differences as permanent.

In compliance with Rule 3-09 of Regulation S-X, this annual report includes the Consolidated Financial Statements of Banco Hipotecario S.A. (“Banco Hipotecario”) as of June 30, 2009 and 2008 and for the twelve months ended June 30, 2009, 2008 and 2007.

Also in compliance with Rule 3-09 of Regulation S-X, this annual report includes the Consolidated Financial Statements of Metropolitan 885 Third Avenue LLC. (“Metropolitan”) as of June 30, 2009 and for the year then ended.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by the Central Bank for June 30, 2009, which was Ps.3.797 = US$ 1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2005, 2006, 2007, 2008 and 2009 are to the fiscal years ended June 30 of each such year.

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

A. Selected Financial Data

The following selected consolidated financial data has been derived from our Audited Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our Audited Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2009, 2008, and 2007 and the selected consolidated balance sheet data as of June 30, 2009 and 2008 have been derived from our Audited Consolidated Financial Statements which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated income statement data for the years June 30, 2006 and 2005 and the selected consolidated balance sheet data as of June 30, 2007 and 2006 have been derived from our Audited Consolidated Financial Statements as of June 30, 2007 and 2006 and for each of the three years in the period ended June 30, 2007 which are not included herein. Certain reclassifications have been made to these figures to conform to the presentation of our fiscal year ended June 30, 2009. The reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

The selected consolidated balance sheet data as of June 30, 2005 have been derived from our Audited Consolidated Financial Statements as of June 30, 2006 and 2005 and for each of the three years in the period ended June 30, 2006, which are not included herein. Certain reclassifications have been made to these figures to conform to the presentation of our fiscal year ended June 30, 2009. The reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

The management of Alto Palermo Sociedad Anónima’s (“APSA”) subsidiary Tarshop S.A. (“Tarshop”) has reassessed the method for allocating its expenses between “Costs”, “Selling expenses” and “Administrative expenses”. This change was made taking into account the expansion of the company’s commercial force driven by its commercial strategy, which has led to an increase in the loan portfolio and in the number of branches. Consequently, as a result of a study mainly based on the distribution of the number of employees assigned to each task, expenses have been allocated on the basis of that structure, which according to management projections and representations will be maintained in the future. Below is a detail of the captions affected at year end:

	As of June 30, 2008		As of June 30, 2007		As of June 30, 2006		As of June 30, 2005
	As adjusted	As originally issued	As adjusted	As originally issued	As adjusted	As originally issued	As adjusted	As originally issued
Costs	(464,223)	(489,661)	(295,108)	(311,647)	(233,928)	(243,831)	(162,641)	(168,074)
Gross profit	620,019	594,581	443,648	427,109	343,752	333,849	207,248	201,815
Selling expenses	(247,297)	(163,986)	(168,848)	(113,709)	(92,491)	(60,105)	(55,037)	(36,826)
Administrative expenses	(122,121)	(179,994)	(102,827)	(141,427)	(74,399)	(96,882)	(57,892)	(70,670)

Summary Consolidated Financial and Other Information for IRSA

	As of and for the year ended June 30,
	(in thousands of US$, except ratios, number of shares and Capital Stock)	(in thousands of Ps., except ratios, number of shares and Capital Stock(2))
	2009(1)	2009	2008	2007	2006	2005
STATEMENT OF INCOME DATA
Argentine GAAP
Revenues:
Development and sale of properties	73,838	280,362	196,811	75,751	103,966	32,311
Office and other non-shopping center rental properties	38,912	147,749	102,159	57,093	30,565	19,431
Shopping centers	104,486	396,733	345,395	270,266	215,003	165,529
Consumer financing	62,372	236,827	291,030	212,965	122,969	64,558
Hotel operations	41,852	158,913	148,847	122,681	103,763	87,120
Financial operations and others	—	—	—	—	1,414	940
Total revenues	321,460	1,220,584	1,084,242	738,756	577,680	369,889
Costs	(133,922)	(508,506)	(464,223)	(295,108)	(233,928)	(162,641)
Gross profit (loss):
Development and sale of properties	34,776	132,044	45,917	17,928	49,766	14,769
Office and other non-shopping center rental properties	31,188	118,419	75,812	39,592	21,578	11,685
Shopping centers	75,707	287,458	246,220	179,154	137,621	95,748
Consumer financing	30,059	114,133	187,443	153,253	88,939	46,889
Hotel operations	15,808	60,024	64,627	53,721	45,792	38,196
Financial operations and others	—	—	—	—	56	(39)
Total gross profit	187,538	712,078	620,019	443,648	343,752	207,248
Gain from recognition of inventories at net realizable value	3,175	12,056	2,832	20,737	9,063	17,317
Selling expenses	(62,207)	(236,201)	(247,297)	(168,848)	(92,491)	(55,037)
Administrative expenses	(38,801)	(147,329)	(122,121)	(102,827)	(74,399)	(57,892)
Net (loss) income from retained interest in securitized receivables	(12,118)	(46,012)	(1,261)	3,254	2,625	423
Gain from operations and holdings of real estate assets, net	295	1,124	2,670	2,568	12,616	27,938
Operating income (loss):
Development and sale of properties	31,912	121,169	19,270	6,177	44,277	20,566

	As of and for the year ended June 30,
	(in thousands of US$, except ratios, number of shares and Capital Stock)	(in thousands of Ps., except ratios, number of shares and Capital Stock(2))
	2009(1)	2009	2008	2007	2006	2005
Office and other non-shopping center rental properties	20,144	76,485	52,930	20,234	11,862	13,220
Shopping centers	56,598	214,903	182,261	124,832	105,583	81,638
Consumer financing	(33,034)	(125,431)	(17,659)	32,636	24,836	13,546
Hotel operations	2,262	8,590	18,040	14,653	14,552	11,066
Financial operations and others	—	—	—	—	56	(39)

Total operating income	77,882	295,716	254,842	198,532	201,166	139,997
Amortization of negative goodwill, net	422	1,602	1,638	(1,472)	(1,080)	(1,663)
Gain (loss) on equity investees	16,208	61,542	(13,209)	40,026	41,657	67,207
Financial results, net	(35,918)	(136,381)	(76,742)	4,099	(40,926)	(11,848)
Other expenses, net	(2,332)	(8,855)	(5,642)	(14,100)	(18,263)	(14,089)
Income before taxes and minority interest	56,262	213,624	160,887	227,085	182,554	179,604
Income tax and MPIT	(21,157)	(80,334)	(78,112)	(87,539)	(58,791)	(53,207)
Minority interest	6,675	25,345	(27,900)	(32,449)	(27,190)	(23,152)
Net income	41,780	158,635	54,875	107,097	96,573	103,245
Basic net income per share(3)	0.07	0.27	0.10	0.24	0.25	0.37
Basic net income per GDS(3)	0.72	2.74	1.00	2.41	2.54	3.68
Diluted net income per share(4)	0.07	0.27	0.10	0.20	0.23	0.23
Diluted net income per GDS(4)	0.72	2.74	1.00	2.03	2.28	2.31
Weighted - average number of shares outstanding	578,676	578,676	549,277	444,904	379,506	280,282
Adjusted weighted - average number of shares(4)	578,676	578,676	549,277	558,594	522,636	501,380
Capital Stock	578,676	578,676	578,676	464,969	435,448	357,267

U.S. GAAP
Revenues	383,128	1,454,738	1,227,797	867,452	621,012	426,499
Costs	(184,948)	(702,246)	(583,137)	(397,417)	(311,885)	(229,908)
Gross profit	198,180	752,492	644,660	470,035	309,127	196,591
Selling expenses	(57,286)	(217,516)	(224,348)	(160,137)	(98,664)	(54,466)
Administrative expenses	(41,059)	(155,902)	(124,092)	(104,113)	(76,474)	(64,673)
Net (loss) income from retained interest in securitized receivables	(11,061)	(41,999)	(13,928)	(115)	(12,274)	4,591
Operating income	88,774	337,075	279,223	205,669	121,716	82,043
(Loss) gain on equity investees	(13,967)	(53,033)	(7,253)	42,957	64,697	138,560
Financial results, net	(55,946)	(212,428)	(14,644)	(43,705)	(50,854)	(31,072)
Other expenses, net	(1,503)	(5,706)	(6,167)	(13,433)	(7,338)	(10,271)
Income before taxes and minority interest	17,358	65,908	246,911	191,488	128,221	179,259
Income tax and MPIT	(28,248)	(107,259)	(78,336)	(39,176)	(18,678)	(34,747)
Minority interest	12,641	47,998	(46,459)	(49,090)	(19,597)	(15,114)
Net income	1,751	6,647	122,116	103,222	89,946	129,398
Basic net income per share(3)	0.00	0.01	0.22	0.23	0.24	0.46

	As of and for the year ended June 30,
	(in thousands of US$, except ratios, number of shares and Capital Stock)	(in thousands of Ps., except ratios, number of shares and Capital Stock(2))
	2009(1)	2009	2008	2007	2006	2005
Basic net income per GDS(3)	0.03	0.11	2.22	2.32	2.37	4.62
Basic net income before extraordinary items and accounting changes per share(3)	0.00	0.01	0.22	0.23	0.24	0.46
Diluted net income per share(4)	0.00	0.01	0.22	0.20	0.23	0.31
Diluted net income per GDS(4)	0.03	0.11	2.16	2.05	2.30	3.10
Diluted net income before extraordinary items and accounting changes per share(4)	0.03	0.11	0.22	0.20	0.23	0.31
Weighted - average number of shares outstanding	578,676	578,676	549,277	444,904	379,506	280,282
Adjusted weighted - average number of shares(4)	578,676	578,676	570,472	540,822	518,606	475,489

BALANCE SHEET DATA
Argentine GAAP
Cash and banks and current investments	105,819	401,796	545,192	856,707	233,438	211,934
Inventories	49,996	189,832	182,780	256,203	162,110	99,811
Accounts receivable, net	71,134	270,097	196,412	215,175	148,462	73,466
Non-current investments(5)	263,801	1,001,654	833,373	673,273	647,981	542,863
Fixed assets, net	716,488	2,720,506	2,530,141	2,027,311	1,413,212	1,445,551
Total current assets	234,888	891,869	893,842	1,175,790	481,788	389,735
Total Assets	1,299,970	4,935,987	4,471,972	4,144,899	2,740,121	2,524,426
Short-term debt(6)	92,487	351,173	190,153	214,193	142,140	130,728
Total current liabilities	256,753	974,890	742,267	652,082	419,228	310,977
Long-term debt(7)	275,145	1,044,725	1,121,264	1,222,423	295,282	422,412
Total non-current liabilities	368,990	1,401,054	1,348,812	1,395,693	385,138	515,381
Minority interest	122,302	464,381	456,715	450,410	449,989	445,839
Cumulative translation adjustment	3,384	12,849	—	—	—	—
Shareholders’ equity	551,926	2,095,662	1,924,178	1,646,714	1,485,766	1,252,229

U.S. GAAP
Cash and banks and current investments	98,650	374,574	531,575	856,318	233,032	212,855
Inventories	8,165	31,002	38,905	160,961	61,720	46,702
Accounts receivable, net	69,036	262,128	195,269	208,377	146,225	72,797
Other receivables and prepaid expenses	108,916	413,554	249,153	238,546	130,995	113,175
Non-current investments(5)	194,998	740,407	748,550	590,646	599,679	436,063
Fixed assets, net	650,264	2,469,051	2,331,695	1,827,263	1,276,181	1,311,386
Intangible assets, net	2,120	8,051	16,789	22,226	468	712
Total current assets	229,145	870,065	912,354	1,183,147	471,053	386,051
Total Assets	1,161,883	4,411,670	4,219,383	3,997,217	2,503,812	2,291,808
Trade accounts payable	86,618	328,890	314,948	293,522	136,362	68,372
Other liabilities	46,491	176,525	133,273	101,764	94,655	90,106
Short-term debt(6)	92,080	349,627	190,153	216,829	120,172	111,994
Total current liabilities	262,520	996,787	749,505	669,983	431,422	314,939
Long-term debt(7)	266,920	1,013,494	1,120,257	1,225,212	298,570	413,812
Total non-current liabilities	386,974	1,469,341	1,447,833	1,603,747	558,951	698,344
Minority interest	97,461	370,060	385,959	366,381	355,385	357,062
Shareholders’ equity	418,258	1,588,126	1,640,864	1,358,739	1,158,364	921,718

CASH FLOW DATA

	As of and for the year ended June 30,
	(in thousands of US$, except ratios, number of shares and Capital Stock)	(in thousands of Ps., except ratios, number of shares and Capital Stock(2))
	2009(1)	2009	2008	2007	2006	2005
Argentine GAAP
Net cash provided by operating activities	78,824	299,293	319,933	163,099	194,685	93,490
Net cash used in investing activities.	(116,791)	(443,457)	(788,597)	(510,774)	(136,567)	(126,682)
Net cash (used in) provided by financing activities	(15,512)	(58,898)	149,145	892,258	(36,767)	52,868

U.S. GAAP(8)
Net cash provided by operating activities	89,477	339,744	362,711	111,936	192,589	105,655
Net cash used in investing activities	(121,999)	(463,231)	(833,536)	(470,318)	(128,687)	(141,746)
Net cash (used in) provided by financing activities	(15,512)	(58,898)	149,145	900,907	(36,767)	52,868
Effect of exchange rate changes on cash and cash equivalents	(5,446)	(20,677)	2,161	2,058	(5,784)	2,899

OTHER FINANCIAL DATA
Argentine GAAP
Capital expenditures(9)	74,304	282,133	768,699	419,377	116,201	79,997
Depreciation and amortization(10)	35,547	134,972	115,207	98,049	80,979	74,091
Ratio of current assets to current liabilities	0.915	0.915	1.204	1.803	1.149	1.253
Ratio of shareholders’ equity to total liabilities	0.882	0.882	0.920	0.804	1.847	1.515
Ratio of non-current assets to total assets	0.819	0.819	0.800	0.716	0.824	0.846
Working capital(11)	(21,865)	(83,021)	151,575	523,708	62,560	78,758

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2009 which was Ps.3.797 per US$1.00. We make no representation that the Argentine Peso or U.S. dollar amounts actually represent, could have been or could be converted into dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates and Exchange Controls.” Sums may not total due to rounding.
(2)	In thousands of Pesos of June 30, 2009. Sums may not total due to rounding.
(3)	We have calculated earnings per share data under Argentine GAAP and U.S. GAAP based on the weighted average number of common shares outstanding during the respective period. Each Global Depositary Shares (“GDS”) represents ten common shares.
(4)	Under both Argentine and U.S. GAAP we have considered the diluted effects of our outstanding convertible notes and warrants. However, under U.S. GAAP, we have used the treasury-stock method in calculating the diluted effect of the outstanding warrants. In addition, the computation of diluted net income per share / GDS under U.S. GAAP for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported net income per share / GDS. Each GDS represents ten common shares.
(5)	Includes our 21.34% (without considering treasury shares) investment in Banco Hipotecario and our investments in undeveloped parcels of land.
(6)	Includes short-term debt and current mortgages payable.
(7)	Includes long-term debt and non-current mortgages payable.
(8)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of SFAS No. 95 under U.S. GAAP. See Note 29 to our consolidated financial statements for details of the differences in classifications affecting the categories of cash flows.
(9)	Includes the purchase of fixed assets (including facilities and equipment), undeveloped parcels of land and renovation and remodeling of hotels and shopping centers. Also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets.
(10)	Corresponds to depreciation and amortization included in operating income.
(11)	Working capital is calculated by subtracting consolidated current liabilities from consolidated current assets.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate requiring the Central Bank to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 to US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand that resulted caused the Peso to depreciate significantly in the first half of 2002. As of December 15, 2009 the exchange rate was Ps. 3,7910=US$1.00 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During the calendar year 2008 and the first semester of year 2009, the Central Bank has indirectly intervened in the exchange rate market, with the purpose of maintaining a stable parity notwithstanding international volatility.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Fiscal year ended June 30, 2007	3.1080	3.0480	3.0862	3.0930
Fiscal year ended June 30, 2008	3.1840	3.0160	3.1396	3.0250
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
July 2009	3.8100	3.6360	3.7825	3.8100
August 2009	3.8310	3.8030	3.8194	3.8310
September 2009	3.8340	3.8080	3.8222	3.8230
October 2009	3.8240	3.7990	3.8062	3.7990
November 2009	3.7990	3.7790	3.7908	3.7910
December 2009 (As of December 15 2009)	3.7920	3.7790	3.7868	3.7910

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year, month or partial period described in the table above.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year month or partial period described in the table above.
(3)	Average exchange rate for the fiscal year, month or partial period described in the table above.

Fluctuations in the Peso-dollar exchange rate may affect the equivalent in dollars of the price in Pesos of our shares on the Buenos Aires Stock Exchange. Increases in the Argentine inflation rate or devaluation of the Peso could have a material adverse effect on our operating results.

B. Capitalization and Indebtedness

This item is not applicable.

C. Reasons for the Offer and Use of Proceeds

This item is not applicable.

D. Risk Factors

You should consider the following risks described below, in addition to the other information contained in this annual report. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares, ADSs and warrants involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Related to Argentina

Argentina’s recent growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, in particular the energy sector, operating near full capacity. Additionally, the global financial crisis and economic downturn has had a significant adverse impact on the country’s performance and could remain a factor in the foreseeable future. Commodities prices, particularly those related to Argentine exports such as soybean have declined significantly recently. Moreover, the country’s relative stability since 2002 has been affected recently, by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration in the country’s economy situation would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilizing in 2003. However, inflationary pressures have since reemerged with consumer prices increasing by 12.3% in calendar year 2005. In calendar year 2006, 2007 and 2008, inflation was 9.8%, 8.5% and 7.2%, respectively, in part due to actions implemented by the Argentine government to control inflation, which included limitations on exports and price arrangements agreed to with private sector companies. However, in spite of this decline in inflation, uncertainty surrounding future inflation may impact the country’s growth. According to the Argentine Statistics and Census Agency, or INDEC, consumer prices increased by 5.8% during the first ten months of 2009.

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

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists as well as the international and Argentine press have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing inflation. At the time that INDEC adopted this change in methodology; the Argentine government also replaced several key personnel at INDEC, prompting complaints of governmental interference from the technical staff at INDEC. In addition, the International Monetary Fund, or IMF, has requested that the government clarify its inflation rates. In June 2008, INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduces adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a study of a national household consumption survey from 2004 to 2005 in addition to other sources; however, the new index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports. In addition, if it is determined that it is necessary to correct the consumer price index and the other INDEC indexes derived from the consumer price index, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.

Argentina’s ability to obtain financing from international markets is limited which may affect its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately US$126.6 billion in total outstanding debt remaining. Of this amount, approximately US$19.5 billion are defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt. As of June 30, 2009, the total outstanding debt was approximately US$ 140.6 billion.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Centre for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. As of the date of this annual report, the ICSID has rendered decisions in eight cases, requiring the Argentine government to pay approximately US$ 1.0 billion plus interest in claims. In addition, the United Nations Commission on International Trade Law rendered an award against the Argentine government and ordered it to pay US$ 240 million plus interest and court costs. A group of bondholders that had not taken part in the restructuring of the Argentine sovereign debt sought international arbitration before the ICSID for the sum of US$ 4.4 billion.

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

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

The Argentine government has historically exercised significant influence over the country’s economy. Additionally, the country’s legal and regulatory frameworks have at times suffered radical changes, due to political influence and significant uncertainties.

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

The nationalization of Argentina’s pension funds has adversely affected local capital markets and may continue to do so.

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred the approximately Ps. 94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the government-run social security agency (“ANSES”).

Law No. 26,425 was supplemented, among others, by Decree No. 2103/2008 which describes the composition of the fund to be managed by the Argentine Government and the directions for the management thereof; in turn, Decree No. 2104/08 regulates the matters concerning the transfer to the Argentine Government of the contributions and all the documentation of the members of the capitalization regime retroactive as of December 1, 2008.

AFJPs were the largest participants in the country’s local capital market, leading the group of institutional investors. With the nationalization of their assets, the local capital market decreased in size and became substantially concentrated. In addition, the government became a significant shareholder in many of the country’s private companies, which will bring about consequences to Argentina’s capital markets and companies that are difficult to be measured as of the date of this annual report.

As a result, access to liquidity may be further limited, funding costs may rise and the government may have greater influence over the operations of private companies. The nationalization of the AFJPs has adversely affected investor confidence in Argentina. In addition, we cannot assure you that the government will not take similar measures in the future that interfere with private sector businesses and adversely affect the economy in general, and/or our business in particular.

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

In December, 2008 Law No. 26,476 introduced certain changes in the Argentine labor and tax regime. As part of these changes, a broad tax moratorium was declared and natural and legal persons falling under its scope were given the option to disclose their holdings in national and foreign currency and other assets, both in Argentina and abroad, for purposes of their entry to the country, subject to the payment of a tax as established in the law. Those falling under the scope of this law were not obliged to disclose to the Argentine Tax Authority (AFIP) the date of purchase of their holdings or the source of the funds with which they purchased them, and were released from any civil, commercial or criminal tax actions relating to those holdings. The period to disclose the holdings was effective from March 1, 2009 until August 31, 2009. Although the International Financial Action Group (GAFI) has not rendered an opinion in this regard, these actions could encourage the entry of money of doubtful origin, breaching the international regulations and commitments assumed by Argentina, which would in turn generate even more distrust in the local financial system.

Finally, under Resolution No. 82/2009 the Ministry of Economy and Public Finance suspended during the term of the mentioned tax moratorium and until September 2009, the statutory deposit required for bringing capital into Argentina, when it was destinated for any of the uses described in Section 27 (b), (c) and (d) of Law No. 26,476. Therefore, no deposit would be required when bringing capital into Argentina, pursuant to the terms of the tax moratorium, for the following purposes: (i) assets based in the country and holdings of local and foreign currency in Argentina; (ii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the subscription of government securities issued by the Argentine government; (iii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina by individuals, allocated to the purchase in Argentina of newly built properties or properties that have obtained the relevant work completion certificate; and (iv) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the building of new properties, completion of works in progress, funding of infrastructure works, real estate, agricultural, industrial, tourism and services investments in Argentina.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from approved and audited financial statements. However similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the ADSs. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

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

The Argentine economy could be adversely affected by economic developments in other global markets, in particular if the global financial and economic recovery is interrupted.

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

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil, or countries such as the United States, that are significant trade partners and/or have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be impacted by decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

In 2008, the global financial system experienced unprecedented volatility and disruption. As a result, the financial turmoil led to a significant tightening of credit, low levels of liquidity, extreme volatility in fixed income, credit, currency and equity markets and capital outflows away from emerging markets, including Argentina. This financial crisis has also produced an adverse impact on global economic conditions. Countries around the world experienced a significant deterioration in economic conditions, including the United States. However in recent months, worldwide markets have experienced some signs of recovery. Should this recovery be interrupted, this may have a negative impact on the Argentine economy, and could adversely affect the conditions in the country in the future.

If the decline in international prices for Argentina’s main commodity exports continues it could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the crisis at 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybean. High commodity prices have contributed significantly to government revenues from taxes on exports. In recent months, the prices of the commodities that Argentina exports have declined significantly. If commodity prices continue to decline, the growth of the Argentine economy could be affected. Such occurrence would have a negative impact on the levels of government revenues, the government’s ability to service its debt and on our business.

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

Our economic performance and the value of our real estate assets, and consequently the value of the securities issued by us, are subject to the risk that if our properties do not generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•	downturns in the national, regional and local economic climate;

•	volatility and decline in discretionary spending;

•	competition from other office, industrial and commercial buildings;

•	local real estate market conditions, such as oversupply or reduction in demand for office, or other commercial or industrial space;

•	changes in interest rates and availability of financing;

•	the exercise by our tenants of their legal right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

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

We are engaged in the development and construction of office space, retail and residential properties, frequently through third-party contractors. Risks associated with our development, re-development and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed our original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

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

In addition, many of our shopping centers are located in close proximity to other shopping centers, numerous retail stores and residential properties. The number of comparable properties located in the vicinity of our property could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the rent price or the sale price that we are able to charge. We can not assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. As additional companies become active in the Argentine shopping center market, such increased competition could have a material adverse effect on our results of operations.

We face risks associated with property acquisitions.

We have in the past acquired, and intend to acquire in the future, properties, including large properties (such as the acquisition of Edificio República, Abasto de Buenos Aires, or Alto Palermo Shopping) that would increase our size and potentially alter our capital structure. Although we believe that our acquisitions , have, and will, enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	we may not be able to obtain financing for acquisitions on favorable terms;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than our estimate;

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

We own several plots of land which are not zoned for the type of developments we intend to propose. In addition, we do not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

Acquired properties may subject us to unknown liabilities.

Properties that we acquire may be subject to unknown liabilities for which we would have no recourse, or only limited recourse, to the former owners of such properties. As a result, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

•	liabilities incurred in the ordinary course of business.

Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

We currently carry insurance policies that cover potential risks such as civil liability, fire, loss of profit, floods, including extended coverage and losses from leases on all of our properties. Although we believe the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Moreover, we do not purchase life or disability insurance for any of our key employees. If any of our key employees were to die or become incapacitated, we would experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

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

We have focused on development projects intended to cater to affluent individuals and have entered into property swap agreements pursuant to which we contribute our undeveloped properties to ventures with developers who will deliver to us units in premium locations. At the time the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the prices or in the time frame we estimated, which could have a material adverse effect on our financial condition and results of operations.

It may be difficult to buy and sell real estate quickly and transfer restrictions apply to some of our properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. Some of our properties are mortgaged to secure our indebtedness, and if we are unable to meet our mortgage payments, we could lose money as a result of foreclosure on such mortgages. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, it might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In transactions of this kind, we may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

An adverse economic environment for real estate companies and credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of available credit for acquisitions would be likely to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, and core plus and value added properties where we believe we can bring necessary expertise to enhance property values. In order to pursue acquisitions, we need access to equity capital and also debt financing. Current disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets presents itself in the future, there can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2009, our consolidated financial debt amounted to Ps. 1,395.8 million (including accrued and unpaid interests, deferred financing costs and mortgages payable).

Although we are generating sufficient funds from operating cash flows to satisfy our debt service requirements and our capacity to obtain new financing is adequate given the current availability of the credit lines with the Banks . We cannot assure you that we will maintain such cash flow and adequate financial capacity in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, the recurrent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to capital and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last.

This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to react to market conditions, the real estate industry and economic downturns.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions (including the recent international credit crisis) and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

We may be negatively affected by a financial crisis in the U.S. and global capital markets.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

The capital and credit markets have been experiencing extreme volatility and disruption during the last credit crisis. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

The recurrence of a credit crisis could have a negative impact on our major customers which in turn could materially adversely affect our results of operations and liquidity.

The recent credit crisis had a significant negative impact on businesses around the world. Although we believe that our available borrowing capacity, under the current conditions, and the proceeds from potential sales of properties will provide us with sufficient liquidity the impact of a crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

We are subject to risks inherent to the operation of shopping centers that may affect our profitability.

Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	increasing competition from internet sales;

•	the amount of rent collected from each shopping center rental unit; and

•	the fluctuations in occupancy levels in the shopping centers.

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of ours shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. If the international financial crisis has a substantial impact on economic activity in Argentina, it will likely have a material adverse effect on the revenues from the shopping center activity.

The loss of significant tenants could adversely affect both the operating revenues and value of our shopping center and other rental properties.

If certain of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be adversely affected. Our shopping centers and, to a lesser extent, our office buildings are typically anchored by significant tenants, such as well known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at our shopping centers or office buildings could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of operations. The closing of one or more significant tenants may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy is focused on the redevelopment of properties we already own and the acquisition and development of additional properties. As a result, we are likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Our development, redevelopment and construction activities are inherently risky and may render projects unprofitable for us.

In the development, renovation and construction of shopping centers and residential apartment complexes, we generally hire third-party contractors. Risks associated with our development, renovation and construction activities include:

•	significant time lag between commencement and completion subjects us to greater risks due to fluctuation in the general economy;

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed original estimates, making a project unprofitable;

•	occupancy rates and rents of a newly completed project may not be sufficient to make the project profitable;

•	sale prices for residential units may be insufficient to cover development costs;

•	we may be unable to obtain financing on favorable terms for the development of a project;

•	pre-construction buyers may default on their purchase contracts, or units in new buildings may remain unsold upon completion of construction;

•

construction and lease-up may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased debt service expense and construction costs;

•	we may be unable to obtain or may face delays in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations; and

•

we may incur in capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions; contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31, 32 under Law No. 20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services. Due to such need they signed indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in the last years there have been several courts which denied the existence of independence in those labors relationships and ruled in favor of a plaintiff (employee) by means of declaring the existence of joint and several liabilities between both companies.

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we are nevertheless subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs, may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results.

We are subject to payment default risks due to our investments in consumer financing through our subsidiary APSA.

Through our subsidiary APSA we owned as of June 30, 2009 a 93.4% interest in Tarshop, a company dedicated to the consumer finance business that originates credit cards accounts and personal loans to promote sales from APSA’s tenants and other selected retailers. For the fiscal year ended June 30, 2009, Tarshop had net revenues of Ps 236.8 million, representing 19.4% of our consolidated revenues for such fiscal period.

Consumer financing businesses such as Tarshop are adversely affected by defaults or late payments by borrowers and card holders on credit card accounts, difficulties enforcing collection of payments, fraudulent accounts and the writing off of past due receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond our control, which, among others, include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	changes in regulations;

•	increases in unemployment; and

•	erosion of real and/or nominal salaries.

These and other factors may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s consumer finance business. In addition, if our consumer finance business is adversely affected by one or more of the above factors, the quality of our securitized receivables is also likely to be adversely affected. Therefore, we could be adversely affected to the extent that we hold an interest in any such securitized receivables.

Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps.147.0 million in equity certificates as of June 30, 2009.

The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 147.0 million and Ps. 7.8 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2009, Tarshop recorded another-than-temporary impairment charge of Ps. 12.1 million to the retained interests to reflect current fair value.

We cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation. We may also face higher liquidity risks on financial trusts.

Our subordinated interest in Tarshop’s securitized assets may have no value.

Through APSA’s subsidiary Tarshop we take part in the consumer financing business. Tarshop operates in the issuance, processing and marketing of our own non-banking credit card called Tarjeta Shopping and grants personal loans. Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of financial trusts that securitize those receivables. These financial trusts issue trust debt securities that are placed through public offerings, while Tarshop keeps a subordinated interest by holding participation certificates. Such participation certificates amounted to Ps. 147.0 million as of June 30, 2009.

We cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to recover the participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operations.

We are subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which our hotels operate is highly competitive. The operational success of our hotels is highly dependent on our ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. Our hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition, the profitability of our hotels depends on:

•	our ability to form successful relationships with international and local operators to run our hotels;

•	changes in tourism and travel patterns, including seasonal changes;

•	affluence of tourists, which can be affected by a slowdown in global economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection and other requirements, all of which affect our ability to acquire land, buildings and shopping centers, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, cancellation of licenses and revocation of authorizations.

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

•	lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial and office lease agreements after the initial six-month period.

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

Our principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of our revenues are derived from such properties. For the fiscal year ended June 30, 2009, more than 88% of our consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although we own properties and may acquire or develop additional properties outside Buenos Aires, we expect to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations.

We face risks associated with the expansion to other Latin American markets.

From 1994 to 2002, we had substantial investments outside of Argentina, including Brazil Realty, which was sold in 2002, and Fondo de Valores Inmobiliarios in Venezuela, which was sold in 2001.

We continue to believe that Brazil, Uruguay and other Latin American countries offer attractive opportunities for growth in the real estate sector. We will continue to consider investment opportunities outside of Argentina as they arise.

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

Recently, the Company has acquired a property in Partido de la Costa, Department of Canelones, Uruguay, near Montevideo, where it plans to develop a real estate housing units and commercial premises.

We face risks associated with our expansion in the United States.

On July 2, 2008, we acquired a 30% interest in Metropolitan, a limited liability company organized under the laws of Delaware, United States of America;

Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53rd and 54th streets in Manhattan, New York City. Metropolitan has incurred debt in connection with the Lipstick Building. For more information about Metropolitan, please see “Results of operation for the fiscal year ended June 30,2008 and 2009” and “Gain/( Loss) on equity investee”.

Also, after the end of fiscal year 2009, on August 4, 2009, we acquired a 10.4% equity interest in Hersha Hospitality Trust (“Hersha”), whose main assets are 73 hotels. Most of these hotels are located in the east coast of the U.S. For more information about Hersha, please see “Recent Developments” and “Significant Changes”.

The U.S. markets have been recently experiencing extreme dislocations and a severe contraction in available liquidity globally as important segments of the credit markets were frozen. Global financial markets have been disrupted by, among other things, volatility in security prices, rating downgrades and declining valuations, and this disruption has been acute in real estate and related markets. This disruption has lead to a decline in business and consumer confidence and increased unemployment and has precipitated an economic recession around the globe. As a consequence, owners and operators of commercial real estate, including hotels and resorts, and commercial real estate properties as offices, may continue to experience declines in business and real estate values in the U.S. or elsewhere. We are unable to predict the likely duration or severity of the effects of the disruption in financial markets and adverse economic conditions and the effects they may have on our business, financial condition and results of operations.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to our subsidiary Puerto Retiro, we will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On November 18, 1997, in connection with the acquisition of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”). Puerto Retiro appealed the restraining order which was confirmed by the court on December 14, 2000.

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

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.4 million as of June 30, 2009, would be lost. As of June 30, 2009, we had not established any reserve in respect of this contingency.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in the Shopping center segment, as of June 30, 2009, we owned 63.3% of Alto Palermo, while Parque Arauco S.A. owns 29.6%. We through our subsidiary Alto Palermo, own 80% of Panamerican Mall S.A., while 20% is owned by Centro Comercial Panamericano S.A.. In the Development and sale of properties segment, we have ownership of 50% in Puerto Retiro and Cyrsa S.A.

(“CYRSA”). In addition we have a 90% stake in Solares de Santa María S.A. while Unicity S.A. owns the remaining 10%. In the Hotel operations segment, we own 50% of the Llao Llao Hotel, while another 50% is owned by the Sutton Group. We owned 80% of the Hotel Libertador, while 20% is owned by Hoteles Sheraton de Argentina S.A. We owned 76.34% of Hotel Intercontinental. In the Financial operations and others segment, we owned 21.34% of Banco Hipotecario (without considering treasury shares), while the Argentine government has a controlling interest in it. Finally, after the end of fiscal year ended June 30, 2008, we acquired a 30% interest in Metropolitan, which as of June 30, 2009, is still held by it.

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

In recent years, we have provided mortgage financing to purchasers of units in our residential development properties. Before January 2002, our mortgage loans were U.S. dollar-denominated and accrued interest at a fixed interest rate generally ranging from 10% to 15% per year and for terms generally ranging from one to fifteen years. However, on March 13, 2002, the Central Bank converted all U.S. dollar denominated debts into Peso denominated debts at the exchange rate of Ps.1.00 =US$1.00. In addition, the Central Bank imposed maximum interest rates of 3% for residential mortgage loans to individuals and 6% for mortgage loans to businesses. These regulations adversely affected the U.S. dollar value of our outstanding mortgages.

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

Law No. 25,798, which was enacted on November 6, 2003 and is regulated by Decrees No. 1284/2003 and 352/2004, among others, establishes a system to restructure debts resulting from unpaid mortgage loans, by creating a trust by means of which the Executive Branch will refinance the mortgage debts and reschedule the maturity date. Financial institutions were given up to 60 business days from the enactment of the law to accept said terms. This law was partially modified by Law No. 25,908, enacted on July 13, 2004, which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to mortgage loans were given a term to express their adhesion to such system. The term for financial institutions to accept the system was extended in several occasions by Decree No. 352/2004, Law No. 26,062, Law No. 26,084 and Law No. 26,103. Law No. 26,167, enacted in November 2006, established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. Such special proceedings give creditors ten days to inform the debtor the amounts owed to them and thereafter agree with the debtor on the amount and terms of payment. In case of failure by the parties to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgements, judicial and extrajudicial auctions, evictions and other proceedings related to the mortgage loans contemplated in such law.

We cannot assure you that laws and regulations relating to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect our business, financial condition or result of operations.

Dividend restrictions in our subsidiaries’ debt agreements may adversely affect us.

We have subsidiaries and hence an important source of funds for us, as cash dividends and other permitted payments from our subsidiaries. The debt agreements of our subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If our subsidiaries are unable to make payments to our Company, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness.

We are dependent on our chairman Eduardo Elsztain and certain other senior managers.

Our success depends on the continued employment of Eduardo S. Elsztain, our Chief Executive Officer and Chairman of the Board of Directors, who has significant expertise and knowledge of our business and industry. The loss of or interruption in his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel. A failure to hire or retain qualified personnel may have a material adverse effect on our financial condition and results of operations.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud S.A.C.I.F.y A. (“Cresud”). As of November 30, 2009, such beneficial ownership consisted of: (i) 290,696,653 shares held by Cresud, (ii) 39,855,739 shares held by Agrology, a 99.9% subsidiary controlled by Cresud, (iii) 545,384 common shares beneficially owned by Inversiones Financieras del Sur S.A., (iv) 628,070 shares held by Consultores Assets Management S.A., and (vi) 2,900 shares held directly by Mr. Elsztain.

Conflicts of interest between Cresud’s management, IRSA and our affiliates may arise in the performance of our business activities. As of November 30, 2009, Mr. Elsztain also beneficially owned (i) approximately 34.8% of Cresud’s common shares (on a fully diluted basis) and (ii) approximately 65.86% (on a fully diluted basis) of the common shares of our subsidiary Alto Palermo. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we have significant currency exposure.

As of June 30, 2009, the majority of our liabilities, such as IRSA’s 8.5% notes due 2017, APSA’s Series I Notes, the mortgage loan to our subsidiary Hoteles Argentinos S.A. and APSA’s convertible notes are denominated in U.S. dollars while a significant portion of our revenues and assets as of June 30, 2009, are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

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

As of June 30, 2009, we owned 21,34% of the outstanding capital stock of Banco Hipotecario (without considering treasury shares ) which represented 10.9% of our consolidated assets at such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003 and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

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

Over the last calendar year, the financial markets in the most important countries in the world were affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. This situation is gradually reverting back to normal during 2009. Our management is closely monitoring the effects in order to implement the necessary measures to minimize the impact of the financial crisis on our operations.

Banco Hipotecario relies heavily on mortgage lending and the value of our investment in it depends in part on its ability to implement successfully its new business diversification strategy.

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historic concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on (i) demand for new mortgage loans and (ii) the asset quality of outstanding mortgage loans. The past economic crisis had a material adverse effect on its liquidity, financial conditions and results of operations. In addition, a number of governmental measures that apply to the financial sector have had a material adverse effect particularly on Banco Hipotecario, impairing its financial condition.

In light of the economic conditions in Argentina in the foreseeable future, Banco Hipotecario cannot rely exclusively on mortgage lending and related services. Accordingly, Banco Hipotecario has adapted its business strategy to confront the challenges of these new market conditions. Banco Hipotecario’s ability to diversify its operation will depend on how successfully it diversifies its product offerings and transforms itself into a financial institution that no longer relies solely on mortgage lending.

With regard to Argentina, after June 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates. Subsequently, the securities issued by National Government have appreciated significantly during 2009.

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

In accordance with Emergency Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia, or CER, a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a decree providing that mortgages originally denominated in U.S. dollars and converted into Pesos pursuant to Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. Through December 31, 2002, the WPI and the CVS posted cumulative increases of 118.2% and 0.2%, respectively, and the CER increased 41.4%. During 2003, inflation rose by 4.3% as measured by the WPI, 3.7% as measured by the CER and 15.8% as measured by the CVS. As a result, only 10% of Banco Hipotecario’s mortgage loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. The CVS increased until it was repealed by 5.3%, whereas the increase in CER was 5.5% as of December 31, 2004 and the WPI increased by 7.9%. During 2005, the CER increased to 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased by 10.3% and 7.1%, respectively. In 2007, CER and WPI increased by 8.5% and 14.6% respectively, while in 2008 the CER and WPI increased by 8% and 9% respectively. For the six month period ended June 30,2009 the CER increased 2.6%.

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

Law No. 25,798, enacted November 5, 2003, and implemented by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to restructure delinquent mortgage payments and to prevent foreclosures on a debtor’s sole residence (the “Mortgage Refinancing System”). The Mortgage Refinancing System establishes a trust composed of assets contributed by the Argentine government and income from restructured mortgage loans. Banco de la Nación Argentina, in its capacity as trustee of said trust, enters into debt restructuring agreements with delinquent mortgage debtors establishing the following terms: (i) a grace period on the mortgage loan of one year and (ii) monthly installment payments on the mortgage loan not to exceed 30% of the aggregate income of the family living in the mortgaged property. Banco de la Nación Argentina then subrogates the mortgagee’s rights against the debtor, by issuing notes delivered to the mortgagee to settle the amounts outstanding on the mortgage loan. The sum restructured under the Mortgage Refinancing System may not exceed the appraisal value of the property securing the mortgage after deducting any debts for taxes and maintenance. The Mortgage Refinancing System was established for a limited period of time, during which parties to mortgage loan agreements could opt to participate and was subsequently extended by a number of decrees and laws.

Law No. 26,167, enacted on November 29, 2006, suspended foreclosures and also established a special proceeding for the enforcement of certain mortgage loans. Such special proceedings give creditors a 10-day period to inform the court of the amounts owed under the mortgage loans. Soon thereafter, the judge will call the parties for a hearing in order to reach an agreement on the amount and terms of payment thereunder. In case of failure by the parties to reach such agreement, they will have a 30-day negotiation period, and if the negotiations do not result in an agreement, then, payment and conditions will be determined by the courts.

On November 29, 2006, Law No. 26,177 created the Unidad de Reestructuración, a government agency responsible for the revision of each of the mortgage loans granted by the state-owned Banco Hipotecario Nacional, the predecessor of Banco Hipotecario S.A., before the enactment of the Convertibility Law in 1991. The Unidad de Reestructuración also makes non-binding recommendations to facilitate the restructuring of such mortgage loans. If no agreement is reached, the Unidad de Reestructuración will submit a proposal to the National Congress, which may recommend forgiveness or other write-off of such loans, extensions of their scheduled maturities or other subsidies that adversely affect Banco Hipotecario’s ability to foreclose on such mortgage loans.

The government enacted Law No. 26,313, establishing a mandatory restructuring of certain mortgage loans that were granted by the former Banco Hipotecario Nacional prior to April 1, 1991, for the purchase, improvement, construction and/or expansion of single family residences, or for the repayment of loans that were used for any of such purposes.

We cannot assure you that the Argentine government will not enact further new laws restricting Banco Hipotecario’s ability to enforce its rights as creditor. Any such limitation on its ability to successfully implement foreclosures could have a material adverse effect on its financial condition and results of operations.

Banco Hipotecario’s non-mortgage loan portfolio has grown rapidly and is concentrated in the low- and middle-income segments.

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between June 30, 2007 and June 30, 2009, Banco Hipotecario’s portfolio of non-mortgage loans grew

29.7% from Ps.1,855.9 million to Ps.2,407.5 million. A substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, in the future Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, we cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of BODEN and other government securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank accounting rules which differ in certain material respects from Argentine GAAP. During 2002, Central Bank accounting rules were modified in several respects that materially increased certain discrepancies between Central Bank accounting rules and Argentine GAAP. In accordance with Central Bank accounting rules, Banco Hipotecario’s consolidated balance sheet as of June 30, 2009 includes US$563.4 million of BODEN issued by the Argentine government as compensation for pesification. Banco Hipotecario’s consolidated balance sheet as of June 30, 2009 also includes Ps.20.7 million representing Central Bank borrowings which Banco Hipotecario incurred to finance its acquisition of the additional BODEN. In accordance with Central Bank accounting rules, the BODEN reflected on Banco Hipotecario’s consolidated balance sheet as of June 30, 2009 have been recorded at their technical residual value plus accrued interest.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2009, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign-currency-denominated assets by approximately US$167.3 million. Substantially all of Banco Hipotecario’s foreign currency assets consist of dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

Banco Hipotecario has acquired and will continue to acquire on a regular basis dollar futures and other derivatives in order to hedge its exposure to foreign currency and interest rate mismatches of its assets and liabilities.

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

Banco Hipotecario’s exposure to the public sector as of June 30, 2009 amounted US$775 millions consisting mainly by BODEN 2012. Government securities represent approximately 24,5% of Banco Hipotecario’s total assets as of June 30,2009. Considering Banco Hipotecario’s BODEN holdings, it has a significant exposure to the Government’s solvency. Furthermore, defaults by the Argentine government on its debt obligations, including Boden and other government securities held by Banco Hipotecario, would materially and adversely affects its financial condition which would in turn affect our investment.

Banco Hipotecario operates in a highly regulated environment, and its operations are subject to regulations adopted, and measures taken, by the Central Bank, the Comisión Nacional de Valores and other regulatory agencies.

Financial institutions are subject to significant regulation relating to functions that historically have been mandated by the Central Bank and other regulatory authorities. Measures adopted by the Central Bank have had, and future regulations may have, a material adverse effect on Banco Hipotecario’s financial condition and results of operations. For example, on July 25, 2003, the Central Bank announced its intention to adopt new capital adjustment requirements which will be gradually implemented until 2009. Furthermore, the IMF and other multilateral agencies encouraged the Government to impose minimum capital adjustment, solvency and liquidity requirements, in accordance with the international guidelines, which may produce significant operating restrictions on Banco Hipotecario.

Similarly, the CNV, which authorizes Banco Hipotecario’s offerings of securities and regulates the public markets in Argentina, has the authority to impose sanctions on Banco Hipotecario and its board of directors for breaches of corporate governance requirements. Under applicable law, the CNV has the authority to impose penalties that range from minor regulatory enforcement sanctions to significant monetary fines, to disqualification of directors from performing board functions for a period of time, and ( in the most serious cases) prohibiting issuers from making public offerings, if they were to determine that there was wrongdoing or material violation of law. Although Banco Hipotecario is not currently party to any proceeding before the CNV, we cannot assure you that the CNV will not initiate new proceedings against Banco Hipotecario, its shareholders’ or directors or impose further sanctions.

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

In addition, irrespective of what percentage of Banco Hipotecario’s outstanding capital stock is represented by Class A Shares, the affirmative vote of the holders of Class A Shares is required to adopt certain decisions. Class D Shares will not be converted into Class A Shares, Class B Shares or Class C Shares by virtue of their reacquisition by the Argentine government, PPP or Programa de Propiedad Participada (or the Shared Property Program) participants or companies engaged in housing development or real estate activities.

According to the Privatization Law, there are no restrictions on the ability of the Argentine government to dispose of its Class A shares, and all but one of such shares could be sold to third parties in a public offering. If the Class A shares represent less than 42% of Banco Hipotecario’s total voting stock as a result of the issuance of new shares other than Class A shares or otherwise, the Class D shares we hold would automatically lose their triple voting rights. If this were to occur, we would likely lose its current ability, together with our affiliates that also hold Class D shares of Banco Hipotecario, to exercise substantial influence over decisions submitted to the vote of Banco Hipotecario’s shareholders.

Banco Hipotecario will continue to consider acquisition opportunities which may not be successful.

From time to time in recent years, Banco Hipotecario has considered certain possible acquisitions or business combinations, and Banco Hipotecario expects to continue considering acquisitions that it believes offer attractive opportunities and are consistent with its business strategy. We cannot assure you, however, that Banco Hipotecario will be able to identify suitable acquisition candidates or that Banco Hipotecario will be able to acquire promising target financial institutions on favorable terms. Additionally, its ability to obtain the desired effects of such acquisitions will depend in part on its ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

•	unforeseen difficulties in integrating operations and systems;

•	problems assimilating or retaining the employees of acquired businesses;

•	challenges retaining customers of acquired businesses;

•	unexpected liabilities or contingencies relating to the acquired businesses; and

•	the possibility that management may be distracted from day-to-day business concerns by integration activities and related problem solving.

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

The GDSs are freely transferable under US securities laws, including shares sold to our affiliates. Cresud, which as of November 30, 2009, owned approximately 57.12% of our common shares (or approximately 330,552,392 common shares which may be exchanged for an aggregate of 33,055,239 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and the GDS.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There is less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires than information publicly available about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP and the regulations of the CNV which differ in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares or GDSs would suffer negative consequences.

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2009, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation – United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as additional reporting requirements. See “Taxation – United States Taxation – Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

A. History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943 under Argentine law as a stock corporation (sociedad anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and Global Depositary Shares representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Bolívar 108 1st floor, Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54 (11) 4323-7400, and our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is P.O. Box 358516 Pittsburgh, PA 15252-8516, and whose telephones are + 1-888-BNY-ADR for U. S. calls and + 1 - 201-680-6825 for calls outside U.S.

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

Since 1996, we have been, through our subsidiary APSA, expanding our real estate activities into the shopping center segment by acquiring controlling interests in eleven shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto Noa, Abasto Shopping, Patio Bullrich, Mendoza Plaza Shopping, Alto Rosario, Córdoba Shopping Villa Cabrera and Dot Baires. Since 1996, we have also been expanding into the residential real estate market through the development and construction of multi-tower apartment complexes in the City of Buenos Aires and through the development of private residential communities in greater Buenos Aires.

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

During the 2004 fiscal year we increased our ownership interest in Banco Hipotecario, reflecting our intention to maintain the participation in Banco Hipotecario as a long-term investment. In recent years, we acquired additional shares increasing own equity interest Banco Hipotecario to 21,34%, as of June 30 2009 (without considering treasury shares).

During the 2005 fiscal year we increased our ownership interest in Mendoza Plaza Shopping S.A. from 68.8% to 85.4% through our subsidiary APSA. We also opened Alto Rosario Shopping.

The excellent prospects of the offices business had pushed us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15,014 square meters of rentable premium space.

During the 2007 fiscal year, we consolidated our cash generating rental businesses, consummating various significant acquisitions in the shopping center and office building business segments. We purchased Edificio Bouchard Plaza, also known as Edificio La Nación, a 23-floor AAA office building with a total leaseable area of 33,324 sqm., located in downtown Buenos Aires. Later, we sold 9,946 sqm ending with a total leasable area of 23,378 sqm. We also purchased Edificio Dock del Plata which has a gross leaseable area of 7,921 sqm located in the exclusive area of Puerto Madero, afterwards we sold 3,937 sqm keeping, as of June 30, 2009, 3,985 sqm. With these new purchases, we increased our premium office leaseable area by 70%, our share in this market segment raised close to 20%. We also launched the development of an office building at Dock IV of Puerto Madero, implying an additional leasable area of approximately 11,000 sqm, which was opened in May 2009.

In December 2006, we started to operate Córdoba Shopping. Located in the neighborhood of Villa Cabrera in the city of Cordoba, Cordoba Shopping has a 35,000 sqm total area with 106 stores, 12 cinema screens and a parking lot for 1,500 vehicles. Moreover, through our subsidiaries, we started the construction of one of our most important projects; a shopping mall and an office building placed in the neighborhood of Saavedra, City of Buenos Aires, in the intersection of the Panamericana Highway and General Paz Avenue. The shopping mall, named Dot Baires Shopping was opened in May 2009 and includes 153 retail stores, a hypermarket, a cinema complex and parking spaces for 2,200 vehicles.

In order to finance the investments and developments detailed above, in February 2007 we issued 8.5% US$150 million ten-year notes. Bids were received for up to 350% of the offer price, showing the investor community’s strong support for our business plan. In addition, in May 2007 APSA issued 7.875% US$120 million ten year notes and 11% Ps.154 million five year notes.

Also during the fiscal year 2007, we acquired a 50% ownership interest in an office building including in place leases of 31,670 square meters of gross leaseable area, known as the BankBoston Tower for the total consideration of US$54 million including in place leases. This modern property is located at 265 Carlos María Della Paolera in the City of Buenos Aires, and was designed by the recognized Architect Cesar Pelli.

Our subsidiary, APSA entered into an agreement with INCSA, an unrelated party, for the acquisition of the Soleil Factory shopping center business, for US$ 20.7 million, of which US$ 8.1 million were paid and recorded as supplier advances. The transaction is subject to certain conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will begin to accrue fixed interest at 5% per year. This balance will be paid in seven annual installments starting one year after the signing of the contract. As part of the same agreement, APSA entered into an offer to acquire, construct and operate a shopping center on land belonging to INCSA located in San Miguel de Tucuman, Province of Tucuman, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction, among other suspensive conditions. The parties determined the value of this transaction to be US$ 1.3 million.

In March 2008 we launched a residential project through a partnership with Cyrela Brazil Realty to develop a new homebuilding concept in Argentina accompanied by an innovating sales and financing policy. The launch of the first project of this partnership in the Vicente López neighborhood has proven to be successful by signing preliminary sales agreements for 99% of the units to be marketed as of the end of fiscal year 2009.

In April 2008, we acquired a building known as “República Building”, a property located in the City of Buenos Aires. This property, designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,533 gross leaseable square meters to our portfolio. We paid US$ 70.2 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 33.6 million accruing interest at a fixed rate 12% per annum and payable in five equal, annual and consecutive installments as from April 2009. In June 2008, our subsidiary APSA acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Shopping Alto Palermo”. The transaction was executed for a total price of US$17.8 million.

In July 2008, we acquired a 30% interest in Metropolitan, a limited liability company organized under the laws of Delaware, United States of America. The main asset of Metropolitan is a 34 story building known as the Lipstick Building located at Third Avenue between 53rd and 54th streets in Manhattan, New York City. In addition to this asset, the acquired company also includes the debt related to this building. The purchase price paid was US$ 22.6 million. The property has approximately 59,000 square meters of leasable space. Also, we acquired the right ( “put right”) to sell the 50% of the interest acquired in a period starting 6 months after this transaction until the third year anniversary of this transaction. Additionally, we acquired the right of first offering for 60% of the 5% interest currently held by one of the shareholders of Metropolitan.

During fiscal year 2009, to provide our consumer financing business with a suitable capital base taking into account the prevailing adverse market conditions, our subsidiary APSA took part in a capital increase for up to Ps.60 million, increasing its stake from 80% to 93.4%. Besides, several commercial and operative decisions were implemented in order to improve the business. During the period, APSA provided additional financial support to Tarshop for Ps. 105.0 million. These loans were capitalized on October 2009, after which APSA increased its equity stake in Tarshop to 98.6%.

In August 4, 2009, we acquired 5.7 million common shares which represents, approximately a 10.4% equity interest in Hersha capital stock . Together with the acquisition of the aforementioned equity interest, we were granted an option to acquire 5.7 million additional common shares at a price of US$ 3.00 per share, the option expires on August 2014. The total purchase price was US$ 14,2 million.

Capital Expenditures

Three-month period-Fiscal Year 2010. For the first three months period of fiscal year 2010 we invested Ps.20.3 million in capital expenditures mainly for the completion of Dot Baires shopping and Dique IV.

2009 Fiscal Year. For the fiscal year ended June 30, 2009 we invested Ps.282.1 million, of which (i) Ps.272.3 million were related to acquisitions and improvements in fixed assets, mainly in the construction of Dot Baires shopping (Ps. 205.9 million) and the construction of Dique IV for Ps.31.0 million, and (ii) Ps.9.8 million were invested in the acquisition of undeveloped parcels of land.

2008 Fiscal Year. For the fiscal year ended June 30, 2008, we invested Ps.768.7 million of which Ps.419.0 million were related to the acquisition of businesses and assets, mainly the purchase of two buildings (including their in place leases) known as “Edificio República” and “Torre Bank Boston” for Ps.228.3 million and Ps.173.9 million, respectively. We also made investments in fixed assets of Ps. 332.5 million of which Ps.270.2 million were invested through APSA primarily in the partial construction of the Dot Baires shopping for Ps.114.4 million, in improvements of shopping centers for Ps.50.0 million, in the initial payment for the transfer of Soleil Factory shopping center for Ps.25.6 million, and Ps.40.0 million in the Hotel operations segment of which Ps. 30.7 million were invested in Hotel Llao Llao. We also invested Ps.23.1 million relating to Patio Olmos Building and Ps.16.9 were related to advance payment for a plot of land located at Beruti 3571. We also invested Ps.17.2 million in undeveloped parcels of land.

2007 Fiscal Year. For the fiscal year ended June 30, 2007, we invested Ps.419.4 million of which Ps.410.1 million, were related to the acquisition of Bouchard 551 for Ps.243.2 million, Ps.96.3 million through APSA primarily for the improvement of shopping centers and Ps.57.1 million in the Hotel operations segment, of which Ps.49.4 million were invested in Hotel Llao Llao. We also invested Ps.9.3 million in undeveloped parcels of land.

Recent Developments

El Encuentro, Benavidez. As of December 22, 2009 DEESA transferred us the 110 residential plots identified in the option contract signed on May 21, 2004. Through this operation, DEESA canceled the mortgage in favor of Inversora Bolivar on the real property.

Purchase of Catalinas Plot of Land. In December 2009, we signed a purchase agreement in connection with the auction of a plot of land located in “Catalinas Norte”, City of Buenos Aires, totaling a surface of 3,648.54 sqm. The total amount for the transaction was fixed in Ps. 95.0 million. Ps. 19.0 million were paid upon the signature of the agreement and the outstanding balance of Ps. 76.0 million will be paid upon the execution of the deed of the plot in May 2010.

Purchase of Shares in APSA. Subsequent to the close of the fiscal year and until the date of this annual report, the Company purchased 38,400 shares issued by APSA of nominal value 0.1 each, for an average price of U$S 0.1350 and for an aggregate amount of U$S 0.005 million.

Purchase of Shares of Banco Hipotecario. Subsequent to the closing of the fiscal year 2009, we acquired, thorugh our subsidiaries Palermo Invest S.A., Inversora Bolivar S.A., E-Commerce Latina S.A. and Tyrus S.A., 7,251,430 ADRs and 10,328,193 Class D shares of Banco Hipotecario S.A., for a total amount of US$ 25.0 million. As a result of these acquisitions, our interest in Banco Hipotecario increased from 21.34% as of the close of fiscal year 2009 to 26.86% (without considering treasury shares), as of the date of this document.

Payment of dividends. As resolved by the General Ordinary and Extraordinary Shareholders’ Meeting held in October 2009 and the Board of Director’s Meeting held in November 2009, we made available, as from November 17, 2009, a cash dividend of Ps. 31,7 million , equivalent to 5.5% of the Capital Stock, and an amount per share ($1 par value) of Ps. 0.05.

Sale of Edificio Costeros (Dique II). On November 23, 2009, we sold to Fideicomiso de Administración Costeros, the building denominated “Costeros Dique II A y B”, located at Olga Cossettini street 1553, south Buenos Aires City. The total price of the operation that was fully paid by the purchaser amounted to US$ 18.0 million.

Merger and spin-off-merger of our subsidiaries. Subsequent to the end of the first quarter of fiscal year 2010, we have reported the execution of a preliminary merger and spin-off agreement with our subsidiaries Patagonian Invest S.A., Palermo Invest S.A., and Inversora Bolivar S.A.. The Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders

Creation of Global Program of Short-term Debt Securities. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009, approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, U.S. Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 50,0 million.

Increase of Global Note Program. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 approved to increase the amount of the global program for the issuance of negotiable obligations for up to an additional amount of US$ 200.0 million.

Approval of payment management bonus. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009, approved to delegate to the Board of Directors the power to distribute among the management of the Company up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Acquisition of Hersha. On August 4, 2009 subsequent to the end of fiscal year 2009, we acquired through an indirectly controlled entity, which includes other minority investors, 5,7 million shares of Hersha which represented approximately 10.4% interest of the issuer. The price per share was US$ 2.50 and therefore the total purchase price was US$14.2 million.

Therefore, through the investment entity we become the principal shareholder of Hersha, a leading Company and one of the most prestigious in the hospitality segment in the U.S.

In connection with the investment, we have also entered into an Investor Rights and Option Agreement pursuant to which the Company has the option to buy up to 5,7 million additional common shares at a price of $3.00 per share at any time prior to July 31, 2014 subject to certain terms. In addition, as a part of the investment agreements, our Chairman of the Board and CEO, Mr. Eduardo S. Elsztain, was appointed as trustee of Hersha.

During the month of November and December and as of the date of this Annual Report, we acquired additional 274,660 common shares of Hersha in several public transactions for the amount of US$ 743,927.87.

Sale of Tarshop shares. On December 29, 2009 our subsidiary APSA executed a stock purchase agreement with Banco Hipotecario pursuant to which APSA sold shares representing 80% of the capital stock of its subsidiary Tarshop to Banco Hipotecario. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, with a nominal value of 1 Peso per share. Each of these shares is entitled to one vote.

The sale price is US$ 26.8 million, and APSA will grant to Banco Hipotecario the contractual indemnities that are usual in this type of transaction. The first installment of the purchase price, in the amount of US$ 5.4 million, was paid on December 29, 2009 and the remaining balance of US$21.4 million will be paid five business days after the date on which the Central Bank of Argentina notifies the parties of its approval of the transaction.

In compliance with the regulations of the Argentine Securities Commission (CNV) and currently applicable statutory provisions, APSA’s Audit Committee had been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length. In this context and based on the independent valuation of a third-party firm of the market value of Tarshop’s total share capital, APSA’s Audit Committee concluded that the value agreed in the mentioned transaction is consistent with the value that could be agreed in the market between independent parties. It must be noted that the transaction herein discussed is still subject to the authorization of the Central Bank of Argentina.

Signing of Letter of Intent. On June 30, 2009, APSA signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. The purchase price amounts to US$ 0.5 million. In July 2009, APSA paid US$ 0.05 million in advance to secure APSA’s right of first offer through November 27, 2009 when the Letter of Intent expires.

Purchase of Shares Arcos Gourmet S.A. On November 27, 2009 our subsidiary APSA has acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps. 1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos del Gourmet S.A. (herein after “Arcos”).

Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management, currently the Rail Infrastructure Administration –ADIF -) by which APSA has the right to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

The agreed price for the shares acquired by us is the following: 1) US$ 4.3 million corresponding to the 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$ 0.8 million with plus 2.b) 20% of the investment necessary to develop the project as it is explained as follows.

The price indicated in 1) above, was accorded to be paid as follows: the sum of US$ 0.3 million was already paid; the sum of US$ 2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. Regarding the portion of the price indicated in 2.a) above, the sum of US$ 0.3 million was already paid and the sum of US$ 0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$ 2.7 million is held. The portion of the price indicated in 2.b) will be paid by us at the time of the eventual capital increases necessary to the development of the project, which must be approved by the respective authorities and in accordance with that agreed by the respective parties, through the limit of US$ 6.9 million. In this latter case, APSA must pay in such way that the sellers can paid-in the 20% of those increases that they will subscribe.

Approval of the payment of a bonus to the management of our subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of our subsidiary APSA, approved to delegate to the Board of Directors the power to distribute among the management of APSA up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Approval of dividend distribution of our subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of our subsidiary APSA, approved the distribution of cash dividends for Ps. 56.0 million. The dividend was paid on November 17, 2009, to the holders of record on November 16, 2009. The dividends amounted to Ps. 0.07160537332 per share of a nominal value Ps. 0.10 and Ps. 2.8642149326 per ADR.

Increase of Global Note Program of our subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 approved to increase the amount of the global program for the issuance of negotiable obligations for up to an additional amount of US$ 200 million.

Creation of Global Program of Short-term Debt Securities of our subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of our subsidiary APSA, approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, US Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 50 million.

Issuance of APSA’s Series III and Series IV Notes. On November 13, 2009, APSA issued Notes for a total amount of Ps. 80.8 million under its Global Note Program for a principal amount of up to US$ 200.0 million, as follows:

Series III Notes, for an amount of Ps. 55.8 million falling due 18 months after the date of issuance, accruing interest at a variable Badlar Private rate plus a 3% spread, payable every three months in arrears. Principal of Series III Notes will be paid in a single installment 18 months after the date of issuance.

Series IV Notes, for a Dollar principal amount of US$ 6.6 million equivalent to Ps. 25.0 million, falling due 18 months after the date of issuance, accruing interest at a fixed rate on principal in United States Dollars of 6.75%, payable every three months in arrears. Principal of Series IV Notes will be paid in a single installment 18 months after the date of issuance.

The use of proceeds of both series was the refinancing or prepayment of short term debt and working capital in Argentina.

Merger of Comercializadora Los Altos with Fibesa. As subsequent event, Comercializadora Los Altos has subscribed a prior commitment of merge with its controlled Company Fibesa.

Merger of our subsidiary APSA with Shopping Alto Palermo S.A. As subsequent event, APSA has subscribed a prior commitment of merge with its controlled company Shopping Alto Palermo S.A. (“SAPSA”). The Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders.

Capital Increase in Tarshop. During the second quarter of fiscal year 2009, our subsidiary APSA has provided financial assistance to Tarshop for Ps. 105.0 million then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.6%.

Financial and capital markets situation. As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market prices showed a significant decline worldwide together with an evident economic slowdown. In the recent months, worldwide markets have experienced some signs of recovery. However, there can be no assurance as to the timing and extent of recovery of the international capital markets and its impact on the market value of financial instruments, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. In line with international trends, the values of financial instruments, including instruments issued by the Argentine Government, recently started to recover.

Since the beginning of the crisis, our management has closely evaluated and monitored the effects of the liquidity crisis to take all corrective actions as necessary aimed at protecting the net equity.

During the worst crisis months, the Company experienced declines in its stock price. Recently, its stock price recovered. Management believes that the declines were reflective of the increased risk perception in the market and were not related to the business fundamentals and operating performance of the Company.

The stability of the Company’s shopping centers and office and other rental properties tenants (measured by the levels of revenues and occupancy as well as the delinquency or uncollectibility rates) as well as the market value of the Company’s properties has not been significantly affected by the credit crisis.

Notwithstanding the above, for the year ended June 30, 2009, the Company recorded negative working capital of Ps. 83.0 million. Moreover, cash flows from operations decreased Ps. 20.6 million as compared on a year-to-year basis. These indicators were mainly affected by the performance of the consumer financing business segment, as further described below.

All other segments of the Company remained positive as shown in Note 6 of our Audited Consolidated Financial Statements.

The consumer financing business segment was significantly affected by the credit crisis. This segment includes the origination of consumer loans and credit card receivables and securitization activities. Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by APSA’s shopping centers, hypermarkets and street stores, and financing and lending activities through APSA’s subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the credit crisis and other conditions which worsened as from September 30, 2008, some customers experienced delays in payments increasing uncollectibility and delinquency rates. Tarshop monitored and evaluated all available evidence and increased the level of the allowance for doubtful accounts from Ps. 66.4 million as of June 30, 2008 to Ps. 79.1 million as of June 30, 2009. However, in light with the gradual recovery of the markets, uncollectability and delinquency rates slightly improved for the three-month period ended September 30, 2009. However, there can be no assurance that this trend will continue. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates and will adjust the reserves and take corrective actions as necessary.

For the year ended June 30, 2009, the consumer financing segment contributed a net loss of Ps. 48.6 million to the consolidated results of operations of the Company, as compared to Ps. 8.5 million loss for the year ended June 30, 2008. However, for the three month period ended September 30, 2009, the consumer financing segment generated a net gain based mainly on the recovery of delinquency rates and decrease of variable interest rates of retainded interests in securitized receivables.

As part of APSA’s protective and corrective measures, APSA took certain actions to enhance Tarshop’s capital base. Accordingly, APSA contributed Ps. 165 million in additional financial support and increased its equity interest in Tarshop from 80% to 98.6%.

In addition, Tarshop took other actions, as appropriate from streamlining operations to closing redundant stores to revising and making credit criteria more stringent reducing its total loan portfolio (including the securitized fraction) from Ps. 934.9 million as of June 30, 2008 to Ps. 612.5 million as of June 30, 2009. Some of these measures were (i) structure redesigning of distribution channels, (ii) changes in cash loans and financing plans at stores and (iii) renegotiation of terms and conditions with member stores.

The securitization market remains open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 147.0 million and Ps. 7.8 million escrow reserves for losses.

Due to the factors mentioned above, as of June 30, 2009, Tarshop recorded allowance for impairment of CPs of Ps. 12.1 million to the retained interests to reflect current fair value. For the three months period ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary. Tarshop is closely monitoring the values of the retained interests and will adjust them as necessary.

On the other hand, as discussed in Note 2.g.A.2, of our Financial Statements, we increased our equity investment in Banco Hipotecario from 11.76% as of June 30, 2008 to 21.34% (without considering treasury shares) as of June 30, 2009.

Banco Hipotecario recorded losses of Ps. 28.4 million and Ps. 91.0 million for the years ended June 30, 2009 and 2008, respectively. The losses for the years ended June 30, 2009 and 2008 were primarily due to the decline in the market value of the Argentine government bonds held in the bank’s portfolio. Despite these losses, Banco Hipotecario remained well-capitalized in compliance with regulatory guidelines.

However, Banco Hipotecario recorded a net gain of Ps. 253.6 million for the three months period ended September 30, 2009, reflecting the gradual recovery of market value of financial instruments, mainly Argentine government bonds.

Moreover, Banco Hipotecario has also experienced a significant decline in its stock price since the credit crisis although it started to recover value in recent months. Management believes that this decline does not reflect the current operating performance of Banco Hipotecario.

In our evaluation process, we considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) our ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for us; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying Banco Hipotecario’s business.

The evaluation of other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. As of the date of these financial statements, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

B. Business Overview

Operations and principal activities

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities, including:

•	the acquisition, development and operation of shopping centers,

•	the origination, securitization and management of credit card receivables,

•	the acquisition and development of residential properties and undeveloped land reserves for future development and sale,

•	the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, and

•	the acquisition and operation of luxury hotels.

As of June 30, 2008 and 2009, we had total assets of Ps. 4,472.0 million and Ps. 4,936.0 million, respectively, and a shareholders’ equity of Ps.1,924.2 million and Ps. 2,095.7 million, respectively. Our net income for the fiscal years ended June 30, 2007, 2008, and 2009 was Ps. 107.1 million, Ps. 54.9 million, and Ps. 158.6 million, respectively. We are the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

Consolidated Revenues by Business Segment and Geographic Area

	Revenues for fiscal years ended June 30, (1)
	2007	2008	2009
	(in thousands of Pesos)
Offices and other non-shopping center leased properties:
City of Buenos Aires	56,442	100,384	147,142

Buenos Aires Province	651	605	607
Subtotal Offices and other non-shopping center leased properties	57,093	100,989	147,749

Shopping Centers and Consumer Financing Operations:
City of Buenos Aires	407,294	532,020	514,353
Buenos Aires Province	31,249	39,958	47,488
Salta Province	6,635	9,598	10,838
Santa Fe Province	15,464	20,040	24,141
Mendoza Province	18,779	24,232	25,478
Córdoba Province	3,810	10,577	11,263
Subtotal Shopping Centers and Credit Card Operations	483,231	636,425	633,561

Sales and Developments:
City of Buenos Aires	74,536	189,296	262,709
Buenos Aires Province	1,124	4,030	9,980
Córdoba Province	91	57	29
Santa Fe Province	—	3,428	7,644
Subtotal Sales and Developments	75,751	196,811	280,362

Hotels:
City of Buenos Aires	74,601	92,043	98,427
Rio Negro Province	48,080	56,804	60,486
Subtotal Hotels	122,681	148,847	158,913

Total The City of Buenos Aires	612,873	913,743	1,022,630
Total Buenos Aires Province	33,024	44,593	58,075
Total Rio Negro Province	48,080	56,804	60,486
Total Santa Fe Province	15,464	23,468	31,785
Total Salta Province	6,635	9,598	10,838
Total Córdoba Province	3,901	10,634	11,292
Total Mendoza Province	18,779	24,232	25,478
Total	738,756	1,083,072	1,220,584

(1)	Revenues do not includes our income from “Financial operations and others” segment.

Shopping centers. We are engaged in purchasing, developing and managing shopping centers through our subsidiary APSA. APSA operates and owns majority interests in eleven shopping centers, seven of which are located in the Buenos Aires metropolitan area, and the other four are located in the cities of Mendoza, Rosario, Córdoba and Salta. Our Shopping centers segment had assets of Ps.1,705.0 million and Ps. 2,020.7 million as of June 30, 2008 and 2009 respectively, representing 38.1% and 40.9%, respectively, of its consolidated assets at such dates, and generated operating income of Ps. 124.8 million, Ps.182.3 million and Ps. 214.9 million during years 2008 and 2009 respectively, representing 71.5% and 72.7%, respectively of our consolidated operating income for such years.

Consumer Financing. We are engaged in the consumer financing business through our majority-owned subsidiary, Tarshop. Tarshop’s credit card operations consist primarily of lending and servicing activities relating to the credit card products it offers to consumers at shopping centers, hypermarkets and street stores. We finance a substantial part of our credit card advances through securitization of the receivables underlying the accounts it originates. Our revenues from credit card operations are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. Our consumer financing segment had assets of Ps. 134.1 million and Ps. 174.9 million as of June 30, 2008 and 2009 respectively, representing 3.0% and 3.5%, respectively, of our consolidated assets at such dates and generated an operating income of Ps. 32.6 million and an operating loss of Ps. 17.7 million and an operating loss of Ps. 125.4 million during years 2007, 2008 and 2009, respectively, representing (16.4)% (6.9)% and (42.4)%, respectively, of our consolidated operating income for such years.

Development and sale of properties. The acquisition and development of residential apartment complexes and residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. In residential communities, we acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. Our Development and Sale of Properties segment had assets of Ps.462.9 million and Ps. 507.8 million as of June 30, 2008 and 2009, respectively, representing 10.4% and 10.3%, respectively, of our consolidated assets at such dates, and generated operating income of Ps.6.2 million, Ps.19.3 million and Ps. 121.2 million during years 2007, 2008 and 2009, respectively, representing 3.1%, 7.6% and 41.0%, respectively, of our consolidated operating income for such years.

Office and other non-shopping center rental properties. In December 1995, we launched our office rental business by acquiring three prime office towers in Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020. As of June 30, 2009, we, directly and indirectly, owned a significant interest in office buildings in Argentina that in the aggregate represented 156,000 square meters of gross leasable area. Our Offices and Other Non-Shopping Center Rental Properties segment had assets of Ps.1,056.5 million and Ps. 1,014.9 million as of June 30, 2008 and 2009, respectively, representing 23.6% and 20.6%, respectively, of our consolidated assets at such dates, and generated operating income of Ps.20.2 million, Ps.52.9 million and Ps. 76.5 million during years 2007, 2008 and 2009 fiscal years, respectively, representing, 10.2% 20.8% and 25.9%, respectively, of our consolidated operating income for such years.

Hotel operations. In 1997, we acquired the Hotel Llao Llao and an indirect controlling interest in the Hotel Intercontinental in Buenos Aires . In March 1998, we acquired the Hotel Sheraton Libertador in Buenos Aires and later, we sold a 20% interest to an affiliate of Hoteles Sheraton and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. Our Hotel operations segment, which consists of these three hotels, had assets of Ps. 252.0 million and Ps. 246.4 million as of June 30, 2008 and 2009, respectively, representing 5.6% and 5.0%, respectively, of our consolidated assets at such dates, and generated income of Ps. 17.7 million Ps.18.0 million and Ps. 8.6 million during years 2007, 2008 and 2009, representing 7.4%, 7.1% and 2.9%, respectively, of our consolidated operating income for such years.

Financial Operations and other. As of June 30, 2009, we owned 21.34%†† of Banco Hipotecario, Argentina’s leading mortgage lender. We acquired 2.9% of Banco Hipotecario for Ps.30.2 million when it was privatized in 1999. During 2003 and 2004, we increased our investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, we sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, for Ps.6.0 million, generating a loss of Ps.1.6 million. During fiscal year 2009, we and our subsidiaries increased our interest in Banco Hipotecario by acquiring 143,627,987 shares representative of 9.58% of its capital stock for Ps. 107.5 million, equivalent to a 21.34% (without consideting treasury shares) investment in Banco Hipotecario held in the form of Class D shares, which are currently entitled to three votes per share, affording it the right to vote 33.30% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2009, our investment in Banco Hipotecario represented 10.9% of our consolidated assets, and during our fiscal years ended June 30, 2007, 2008 and 2009, this investment generated income for Ps.47.0 million, Ps.41.4 million, losses for Ps. 12.4 million, and income for Ps. 142.1 million, respectively.

Business Strategy

We seek to take advantage of our position as a leading company in Argentina dedicated to owning, developing and managing real estate. Our business strategy seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of land reserves and enhance the margins of our sales and developments segment through , the organization of partnerships with other developers.

††	Without considering treasury shares.

Shopping centers. In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit. We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and a level of shopping center penetration that we consider low compared to many developed countries. We seek to improve our leading position in the shopping center industry in Argentina by means of the generation of a sustainable growth in cash flow and the increase in the long-term value of our property assets. Our core operating strategy is to maximize revenue growth and profitability from our shopping centers. We maintain our leadership by developing new shopping centers in urban areas with attractive prospects for growth, including in the Buenos Aires metropolitan area, Argentine provincial cities, and possibly elsewhere in Latin America.

Consumer financing. We have developed a consumer financing business through Tarshop, our controlled subsidiary. Tarshop’s operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores.

Development and sale of properties. During the economic crisis in Argentina in 2001 and 2002, a scarcity of mortgage financing restrained growth in middle class home purchases. As a result, in recent years, we focused on projects for affluent individuals who did not need to finance their home purchases, by concentrating on the development of residential properties for medium- and high-income individuals. In urban areas, we seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. In suburban areas, we seek to develop residential communities by acquiring undeveloped properties with convenient access to Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. During fiscal year 2008, we entered into a partnership with Cyrela Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate in other market segments left unattended until now. IRSA-CYRELA will develop residential real estate projects in Argentina for purposes of increasing our presence in this business by offering financing to our customers.

Office and other non- shopping center properties. During the Argentine economic crisis in 2001 and 2002, little new investment was made in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for desirable office space in Buenos Aires. We seek to purchase, develop and operate premium office buildings in strategically-located business districts in the City of Buenos Aires and other locations that we believe offer potential for rental income and long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings and will consider opportunities to acquire existing properties or construct new buildings depending on the location and circumstances.

Hotel operations. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. Our strategy has been to invest in high-quality properties which are operated by leading international hotel companies to capitalize on our operating experience and international reputation. The aggregate number of rooms that we have in Hotel Sheraton Libertador, Hotel Llao Llao and Hotel Inter Continental is 710. In December, 2007 we inaugurated 43 new suites in the Hotel Llao Llao in Bariloche, Argentina. To keep a high service level in the Hotel Sheraton Libertador and Hotel Intercontinental we have remodeled in the past and may continue making improvements in the future.

Financial Operations and others. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Among these services, mortgage loans stand out as Banco Hipotecario a leader in this segment in Argentina. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange, and since 2006 it has obtained the Level 1 ADR program of the Bank of New York. We believe that our 21.34% investment in Banco Hipotecario (without considering treasury shares) has attractive prospects for long-term appreciation. Unlike other countries, Argentina has a low level of mortgages outstanding, measured in terms of GDP; accordingly, a significant potential growth is expected for this sector in the future.

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

International. In the past, we had made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. Pursuant to our business strategy, the Company will make future real estate investments in Argentina and abroad as long as it identifies attractive investment and development opportunities.

In July 2008 we acquired 30% of Metropolitan 885 (whose main asset is an office building in the City of New York located on the Third Avenue between 53rd and 54th streets, in the District of Manhattan. In addition to the building, the acquired company includes the debt associated with such asset.

Shopping Centers

Overview

We are engaged in the ownership, acquisition, development, leasing, management and operation of shopping centers through our subsidiary APSA. As of June 30, 2009, APSA owned a majority interests, and operated, a portfolio of eleven shopping centers, of which six are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), one is located in the greater Buenos Aires metropolitan area (Alto Avellaneda) and the remaining shopping centers are located in different Argentine provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

As of June 30, 2009, we owned 63.3% of APSA and Parque Arauco S.A. owned 29.6%. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related ADSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2009, IRSA owned US$31.7 million of APSA’s convertible notes due July 2014. If IRSA, and all the other holders of such convertible notes were to exercise their options to convert the convertible notes into shares of APSA’s common stock, its shareholding in APSA would increase to 65.9% of its fully diluted capital.

As of June 30, 2009, APSA’s shopping centers comprised a total of 287,542 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not APSA’s tenants). For the period ended June 30, 2009, the average occupancy rate of APSA’s shopping center portfolio was approximately 98.6%.

As a result of our acquisition of several shopping centers, we have centralized management of our shopping centers in APSA, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our subsidiary’s APSA shopping centers as of June 30, 2009:

Shopping Centers

	Date of Acquisition	Gross Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Cumulative Rental Income For the fiscal years as of June 30 (in thousands of Ps.) (4)			Book Value (in thousands of Ps.) (5)
					2009	2008	2007
Shopping Centers (6)

Dot Baires Shopping (7)	12/01/06	49,731	80.0%	99.9%	8,499	—	—	557,852
Abasto (8)	07/17/94	37,604	100.0%	99.8%	77,773	69,639	56,380	172,586
Alto Palermo	11/23/97	18,635	100.0%	100.0%	82,450	69,847	57,345	156,665
Patio Bullrich	10/01/98	11,741	100.0%	99.6%	31,537	28,864	25,368	96,903
Mendoza Plaza Shopping	12/02/04	41,118	100.0%	96.8%	25,478	24,232	18,779	85,294
Alto Avellaneda	11/23/97	37,298	100.0%	100.0%	47,488	39,958	31,249	84,624
Alto Rosario Shopping (8)	11/09/04	28,640	100.0%	95.0%	24,141	20,040	15,464	79,436
Paseo Alcorta	06/06/97	14,385	100.0%	97.9%	39,067	37,293	31,241	74,020
Córdoba Shopping Villa Cabrera	12/31/06	15,789	100.0%	96.4%	11,262	10,577	3,810	69,195
Alto Noa	03/29/95	18,851	100.0%	99.9%	10,838	9,598	6,635	23,081
Project Neuquén (9)	07/06/99	N/A	94.6%	N/A	—	—	—	12,127
Buenos Aires Design	11/18/97	13,750	53.7%	98.8%	12,965	12,020	10,359	11,306
Fibesa and others (10)	—	N/A	100.0%	N/A	16,431	21,402	13,636	—
Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	8,804	1,925	—	—

TOTAL SHOPPING CENTERS		287,542	94.9%	98.5%	396.733	345,395	270,266	1,423,089

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable.
(3)	Effective interest of APSA in each business unit. We have a 63.34% in APSA.
(4)	Represents the total leases consolidated by application of the RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Owned through Alto Palermo S.A.
(7)	On May 13, 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office and/or residential building.
(8)	Excludes Museo de los Niños. (Abasto 3,732m2; Rosario 1,260m2)
(9)	Land for the development of a Shopping Center.
(10)	Includes revenues from Fibesa S.A. and others.

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which APSA had an interest for the periods shown below:

	Fiscal year ended June 30, (1)
	2007	2008	2009
	Ps.	Ps.	Ps.

Abasto	573,814,588	720,398,373	774,496,092

Alto Palermo	502,220,444	631,821,667	745,008,569

Alto Avellaneda	418,349,117	560,693,754	696,502,305

Paseo Alcorta	321,948,304	385,515,939	374,756,633

Patio Bullrich	226,200,714	271,411,516	274,923,406

Alto Noa	130,318,508	173,998,891	211,353,264

Buenos Aires Design	110,722,931	132,952,563	129,072,350

Mendoza Plaza	337,757,597	433,394,266	436,599,085

Alto Rosario	204,430,069	271,331,827	318,443,541

Cordoba Shopping Villa Cabrera (3)	N/A	120,827,838	133,526,649

Dot Baires Shopping	N/A	N/A	99,478,084

Total retail sales (2)	2,825,762,272	3,702,346,634	4,194,159,978

Notes:

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases APSA owns less than 100% of such shopping centers.
(2)	Excludes sales from the booths and spaces used for special exhibitions.
(3)	Sales between January and June 2007 amounted to Ps. 44,736,781

Lease Expirations

The following table shows a schedule of estimated lease expirations for our shopping center for leases in effect as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30(3),	Number of Leases Agreement Expiration	Square Meters Subject to Expiring Leases (sqm)	Percentage of Leases to Expire (%)	Annual Agreements to Expire (1) (Ps.)	Percentage of Agreements to Expire (%)
2010	543	91,548	32%	73,730,303	32%
2011	331	42,251	15%	54,185,002	23%
2012	294	37,483	13%	52,686,545	23%
2013 and subsequent years	196	116,260	40%	52,314,176	22%
Total (2)	1,364	287,542	100%	232,916,026	100%

(1)	Includes only the basic rental income amount. Does not give effect to APSA’s ownership interest.
(2)	Includes stores which contracts have not been renewed yet and vacant stores at June 30, 2009.
(3)	Even through the leases are cancelable by law, we consider them to be non-cancelable for this purposes. See “note 29.1.t.2 to our Consolidated Financial Statements” for more information as to how we consider this definition.

Occupancy Rate

The following table sets forth the occupancy rate of expressed as a percentage of gross leasable area as of dates stated below:

	Occupancy Rate
	Fiscal year ended June 30,
	2009	2008	2007
	(%)	(%)	(%)
Abasto	99.8	99.6	97.0

Alto Palermo Shopping	100.0	100.0	99.6

Alto Avellaneda	100.0	99.8	95.0

Paseo Alcorta	97.9	99.5	99,0

Patio Bullrich	99.6	100.0	100,0

Alto Noa	99.9	100.0	100,0

Buenos Aires Design	98.8	100.0	100.0

Alto Rosario	95.0	99.2	93,4

Mendoza Plaza Shopping	96.8	97.7	95.9

Córdoba Shopping Villa Cabrera (1)	96.4	97.2	—

Dot Baires Shopping	99.9	—	—

Total average	98.6	99.3	97.8

(1)	The occupancy percentage between January and June 2007 amounted to 99.0%

Rental Price

The following table shows the average rental price per square meter per year/period for the fiscal years ended June 30, 2009, 2008 and 2007:

	Annual Average Revenue per square meter
	Fiscal year ended June 30, (1):
	2009	2008	2007
	(Ps./m2)	(Ps./m2)	(Ps./m2)

Abasto de Buenos Aires	1,711	1,437	1,273

Alto Palermo Shopping	3,581	3,058	2,925

Alto Avellaneda (2)	1,156	972	1,100

Paseo Alcorta	2,409	2,314	2,074

Patio Bullrich	2,255	2,096	2,051

Alto Noa	503	461	344

Buenos Aires Design	731	673	634

Alto Rosario	747	609	484

Mendoza Plaza Shopping	547	537	456

Córdoba Shopping Villa Cabrera (3)(5)	591	558	N/A

Dot Baires Shopping (4)	1,162	N/A	N/A

(1)	The annual rental price per gross leasable meter reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.
(2)	The decrease in revenues per square meter in fiscal 2008 at Alto Avellaneda is due to the inclusion of 11,600 sqm belonging to Falabella.
(3)	The values for 2008 were modified on the basis of the movie theaters’ surface areas.
(4)	The values corresponding to Dot have been adjusted and annualized as the actual figures reflect only one month and 19 days.
(5)	The average price of the leases between January and June 2007, was Ps. 469.7.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see APSA’s Audited Consolidated Financial Statements, as filed with Argentine Securities Commission (CNV).

Principal Terms of Alto Palermo’s Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. APSA’s lease agreements are generally denominated in Pesos.

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

Leasable space in APSA’s shopping centers is marketed through an exclusive arrangement with APSA’s real estate brokers Fibesa S.A. and Comercializadora Los Altos S.A., the latter being solely in charge of the marketing of Dot Baires Shopping. APSA has a standard lease agreement, the terms and conditions of which are described below, which APSA use for most tenants. However, APSA’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

APSA charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% on an annual and cumulative basis as from the thirteenth (13th) month of effectiveness of the lease. Although many of APSA’s lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that APSA may be able to enforce such clauses contained in APSA’s lease agreements. See “Risk Factors” for a more detailed discussion.

In addition to rent, APSA charge most of its tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without APSA’s consent.

APSA is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. APSA also provide the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition absorbing the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. APSA determines this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

APSA carries out promotional and marketing activities to increase attendance to APSA’s shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by APSA. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. APSA may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. APSA may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. APSA may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by APSA. APSA has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of shopping center revenues for the fiscal years ended June 30, 2007, 2008 and 2009:

	Fiscal Year ended June 30,
	2009	2008	2007
	(Ps.)	(Ps.)	(Ps.)
Fixed monthly minimum rent	196,039,212	159,140,526	129,594,156
Variable rent dependent on prices	70,883,545	73,298,452	51,872,357
Booth and kiosk rentals	31,774,087	27,144,073	21,303,064
Admission fees	47,690,439	40,275,442	34,477,499
Miscellaneous	33,275,688	31,959,152	23,012,445
Parking	17,070,274	13,577,014	9,872,453
Total rentals and services	396,733,245	345,394,659	270,131,974

Detailed Information About Each of APSA’s Shopping Centers

Set forth below is a brief description of APSA’s shopping center portfolio

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,635 square meters of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2009, the public visiting the shopping center generated nominal retail sales totaling approximately Ps.745 million, which represents annual sales for approximately Ps. 39,979.0 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.3% of its gross leaseable area at June 30, 2009 and approximately 9.5% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 144-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,599 square meters that includes 37,298 square meters of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, a bowling alley, an 18-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 696.5 million, which represents annual revenues for approximately Ps. 18,674.0 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Sport Line. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.4% of its gross leaseable area at June 30, 2009 and approximately 21.3% of its annual base rent for the fiscal year ended on such date

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,554 square meters that consists of 14,385 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 374.8 million, which represents annual sales for approximately Ps. 26,051.9 per square meter. Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Etiqueta Negra. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.2% of Paseo Alcorta’s gross leaseable area at June 30, 2009 and approximately 8.9% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 173-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted by our subsidiary Alto Palermo into a 116,646 square meter shopping center, with approximately 37,604 square meters of gross leaseable area (41,336 sqm if we consider also Museo de los Niños). The shopping center includes a food court with 27 stores covering an area of 8,021 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto,” a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 774.5 million, which represents annual sales for approximately Ps. 20,596.1 per square meter. Total revenues from rentals went up from approximately Ps. 70.3 million for the fiscal year ended on June 30, 2008 to Ps. 78.1 million for the fiscal year ended on June 30, 2009 which in turn represents monthly revenues per square meter of gross leasable area equivalent to Ps. 147.8 in 2008 and Ps. 173.1 in 2009. Principal tenants currently include Garbarino, Zara, Frávega, Mc Donald’s and Compumundo. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 7.2% of the annual base rent for the fiscal year ended on June 30, 2009.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 85-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,741 square meters of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 274.9 million, which represents sales for approximately Ps. 23,415.7 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International La Martina and Rapsodia. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.0% of Patio Bullrich’s gross leaseable area at June 30, 2009, and approximately 15.7% of its annual base rent for the fiscal year ended on such date.

Alto Noa, City of Salta. Alto Noa is an 88-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,851 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 211.4 million, which represents annual sales for approximately Ps. 11,211.8 per square meter. Principal tenants currently include Supermercado Norte, Garbarino, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 32.9% of Alto Noa’s gross leaseable area as of June 30, 2009 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 64-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 53.64% interest in Emprendimientos Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,750 square meters of gross leaseable area and 7 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 129.1 million, which represents annual sales for approximately Ps. 9,387.1 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar Geo and Kalpakian. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.7% of Buenos Aires Design’s gross leaseable area as of June 30, 2009 and 18.9% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, City of Rosario. Alto Rosario is a shopping center of 145 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,640 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 318.4 million, which represents annual sales for approximately Ps. 11,118.8 per square meter. Principal tenants are Frávega, Cines Rosario, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.3% of Alto Rosario’s gross leaseable area as of June 30, 2009 and 10.7% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza, City of Mendoza. Mendoza Plaza is a 150store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 41,118 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 22 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 436.6 million, which represents annual sales for approximately Ps. 10,618.2 per square meter. Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Cines MP. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 43.7% of Mendoza Plaza’s gross leaseable area at June 30, 2009, and approximately 23.0% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, Córdoba. Córdoba Shopping is a 106-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,789 square meters of gross leaseable area. Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 133.5 million, which represents annual sales for approximately Ps. 8,456.9 per square meter. Principal tenants are Cines Córdoba, Mc Donald’s, New Sport, Dexter and Canotier. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 40.8% of Córdoba Shopping’s gross leaseable area and approximately 10.6% of its annual base rent for the fiscal year ended on June 30, 2009.

Dot Baires Shopping, City of Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,731 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. At June 30, 2009, APSA had an 80% ownership interest in Panamerican Mall S.A. For the fiscal year ended on June 30, 2009, the public visiting Dot Baires generated, as from its opening, nominal retail sales that totaled approximately Ps. 99.5 million, which represents annualized sales (i.e., averaging the months since the opening) for approximately Ps. 16,002.6 per square meter. The main tenants include Falabella, Wall Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.4% of Dot Baires Shopping’s gross leasable area and approximately 2.8% of its annual base rent for the fiscal year ended on June 30, 2009.

Acquisition of Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, APSA entered into a preliminary agreement with INC S.A. concerning a partial conveyance of goodwill whereby APSA agreed to buy a shopping center located in San Isidro, in northern Greater Buenos Aires, called “Soleil Factory”. The closing of this transaction is subject to certain conditions precedent. The total price was US$ 20.7 million, of which APSA paid US$ 8.1 million as down payment. The balance of US$ 12.6 million is payable in 2014. At that time, APSA signed a letter of offer for the acquisition, construction and operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subordinated to certain conditions precedent, including, but not limited to, the partial acquisition from INC S.A. of the going concern formed by the Shopping Center operating in Soleil Factory.

Control Systems

APSA has computer systems to monitor tenants’ sales in all of its shopping centers. APSA also conducts regular manual audits of its tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a computerized cash register that is linked to a main computer server in the administrative office of such shopping center. APSA uses the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto Noa, Empalme S.A.I.C.F.A. y G. (“Empalme”) and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain expemptions to this requirement.

Consumer Financing Segment

Through our subsidiary APSA we participate in the consumer financing business. APSA holds a 93.4% interest in Tarshop.

The Argentine consumer financing market revolves basically around two main instruments: credit cards and unsecured loans, both in cash and through consumption financing at retail stores. These two modalities entail the involvement of two types of entities: those regulated by the Law of Financial Institutions (Law No. 21,526) that include banks and financial institutions and unregulated institutions, such as Tarshop.

In turn, Tarshop’s business structure includes (i) Credit Cards, (ii) Unsecured Loans, (iii) Consumer Financing at Retail Stores and (iv) Peripherals. As regards the Credit Card segment that does business as “Tarjeta Shopping”, Tarshop is responsible for issuance, processing and sales which in turn affords the company the advantage of being flexible in the design of plans that meet the needs of both target customers and the retail stores that operate with the company.

As of June 30, 2009, Tarshop had 855,000 customer accounts, 422,000 of which posted balances, with an average outstanding amount of Ps. 1,438 per account. The total portfolio amounted to Ps. 819 million, with 59.3% being securitized through the Tarjeta Shopping Financial Trust Program.

Tarshop’s current business network is made up by 22 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2009, the retail stores that accepted payments through the Tarshop credit card were more than 40,000, 41% of which post transactions on a regular basis. On the whole, more than 6.6 million transactions have been posted during the year mentioned.

In addition, Tarshop owns a 50% stake in Metroshop, with the remaining 50% being owned by Metronec S.A. Metroshop is a company engaged in the commercialization of credit cards with an embedded chip that allows automatic access to the main means of transportation and unsecured loans through an independent distribution network. Tarshop’s involvement consists in processing the products commercialized by Metroshop.

From time to time APSA considers alternative strategies regarding our investment in Tarshop. In the course of fiscal year 2009, as a result of the international financial context and the complex situation of the financial trust market through which Tarshop obtains resources to fund its business the need arose for APSA to review the general and particular economic prospects of their subsidiary’s business, and to take certain measures, all of them aimed at strengthening the business in the face of the prevailing economic conditions.

In this respect, APSA is currently considering alternatives to maximize the value of their investment in Tarshop, such as its potential merger with and/or sale to another entity engaged in the credit card business.

In order to face the increasing volatility in the international financial context and to provide Tarshop with a capital base in consonance with the current market conditions, in the first quarter of fiscal year 2009 APSA decided to take part in a capital increase for up to the amount of Ps. 60 million, thereby increasing its ownership interest in the company from 80% to 93.4%.

The following are some of the decisions made during fiscal year 2009:

(i)	Readjustment of the operational structure to align it to the new business scenario.

(ii)	Adjustments in plans involving both cash and Consumer Financing at retail stores.

(iii)	Changes in Loan Origination Policies.

(iv)	Reinforcement of Collection Management.

(v)	Analysis and implementation of new funding tools.

(vi)	Adjustment of the uncollectibility provisioning policies through the establishment of a criterion stricter than that suggested by the Central Bank.

During the second quarter of fiscal year 2009, APSA has provided financial assistance to Tarshop for Ps. 105.0 million then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.6%.

As a result of the actions implemented in fiscal year 2009, Tarshop’s loan portfolio, net of write-offs and including securitized coupons as of June 30, 2009 stood at Ps. 627 million, 33.9% less than the Ps. 948 million portfolio held a year earlier.

As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2009 stood at 6.5% of the portfolio net of write-offs.

Finally, starting in the third quarter of fiscal year 2009, a drop has been noted in losses, compared to those posted for previous periods, which can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses.

The table below contains information about our consumer financing business for the relevant fiscal years:

	Fiscal year ended June 30,
	2007	2008	2009
	(in million Ps.)
Revenues from sales:
Revenues from services (1)	107,727	168,256	128,023
Interest	65,663	58,479	61,390
Fees to retail stores	38,249	41,516	26,487
Other revenues from services rendered	3,292	6,444	9,770
Income/(loss) on portfolio securitization	4,527	18,371	11,813
Total revenues from sales	219,458	293,066	237,483

(1)	These are revenues from: fees on the grant of loans, account maintenance and management, collections procedures, selling expenses and purchases in installments.

Purchase and credit card

Tarshop operates in this business as an issuing and financing company, as a processor of its own card trademark, and as payer to the network of stores accepting the product.

Tarjeta Shopping is accepted in over 40,000 affiliated stores, including the main supermarket, household appliances chains, and shopping centers.

Through Tarjeta Shopping, Tarshop provides a wide variety of benefits, such as exclusive discounts and promotions, financing plans in installments, cash advances in the ATM networks all over the country, balance financing through minimum payments, and it also facilitates balance payments at several collection entities, automatic teller machine networks, internet, direct debits through customers’ debit cards and certainly at Tarshop’s own branch network.

A differentiating element of Tarshop’s competitive strategy is its ability to establish the eligibility of customers, and grant them their credit card immediately embossing plastics on the spot, at the branch, which allows the customers to have immediate use of the product.

The main channels for attracting customers are our branch offices, reinforced by booths and points of sale in our shopping centers and retail stores.

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

Ease of access also applies to payments of installments as they can be channeled through different means, such as collections entities, networks of automatic teller machines, over the Internet, through direct debits from customers’ bank accounts and through Tarshop’s own branch of networks.

“Créditos Tarshop” are loans granted immediately, upon the customer’s submittal of the relevant documents. The store submits this documentation to our processing center where, after the relevant analysis of the documents, we decide whether the credit is granted.

“Créditos Tarshop” constitutes a product with major potential: they turn each affiliated store into a small branch with no need for the infrastructure of a store. This modality applies mainly to stores that sell durable and semi-durable products.

Distribution Network

At present, Tarshop has 22 points of sale, including our shopping centers Alto Avellaneda, Alto Palermo, Abasto and Dot Baires, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno, Merlo, among others. It also has branches in the Provinces of Córdoba, Tucumán, Salta and San Salvador de Jujuy.

We have promotion booths and account representatives at Supermercados Coto in the cities of Lanús, and Temperley and Supermercado Hyper Libertad located in the city of Salta. We have strategic alliances with certain major household appliances and motorcycle stores, where purchases can be made through the “Créditos Tarshop” system: credit can be granted on the spot with no need for a card for making the first purchase.

Each branch is organized as an independent business unit as regards commercial matters: they handle the resources required for attaining their commercial objectives concerning invoicing and account opening.

Besides, Tarshop has its own structure of cashiers at branches for collection of account statement balances and for the automatic grant of cash loans to customers with facilities and procedures for fund management and transportation similar to those used in banks.

Loan Origination Process

The loan origination process is based on the enforcement of credit policies laid down by the Risk Committee with parameters set up in the system.

Credit assessment is a three-step process: verification and control of documents submitted and data provided by the customer, analysis of credit history in the financial market and credit limit allocation. Such information is validated by various credit bureaus.

As a part of the credit assessment process, there is the involvement of the Fraud Department in the validation of data through the enforcement of prevention policies.

The allocation of a credit limit consists in the assessment of the amount to be granted according to the level of indebtedness, income and risk score within certain parameters. The calculation of income may take into account the income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as a guarantee.

For existing customers, Tarshop defines limit extension policies processed by the Credit Department.

Portfolio Analysis and Maintenance

Resorting to statistical techniques and massive information handling tools geared towards mitigating credit risk, Tarshop supervises and monitors the behavior of its customer portfolio and the various economic conditions in the market that may have an adverse bearing customers’ repayment duties.

Besides, Tarshop deploys strategies consisting in acquisitions, cross-selling and maintenance of its portfolio in connection with its various target segments.

Collection Process

Tarshop’s collection process is carried out according to the strategy defined by its Risk Management group. It is divided into different tranches of default and it starts with preventive actions taken through a system of automatic calls to accounts deemed by Tarshop as prospectively risky.

The internal management process starts through a telephone call by the Collection Group Call Center and relies on telephone management supported by a predictive dialing device, which is simultaneously supplemented by letters and automatic messages.

This process is enhanced as account default moves forward. When internal management is unsuccessful, collection management is referred in a pre-litigation instance to external law firms hired for that purpose.

Upon expiration of the term for external pre-litigation we perform a portfolio analysis and the accounts that may be subject to judicial proceedings are grouped together. Any accounts not fulfilling the requirements to bring legal action are referred to Collection Agents who visit the defaulting customers personally at their home address.

Throughout the process the use of mitigation tools is assessed, ranging from refinancing to payment reduction settlements.

The policies for allowances for bad debts, are similar to those established by the Banco Central de la República Argentina (Central Bank of the Republic of Argentina)1.

The policies for allowances for bad debts are similar to those established by the Central Bank of the Republic of Argentina.

Condition	Arrears (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50
Unrecoverable	Over 365	100

[1]	The allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligation default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Banco Central de la República Argentina have been applied. Further, the Company verifies whether the allowance raised as explained in the paragraph above is sufficient by assessing the portfolio that exhibits uncollectibility risk and based on its performance.

The table below provides information about our loan portfolio (including the securitized fraction):

	As of June 30
	2008		2009
	(1)		(1)
Portfolio Condition
Regular Compliance (2)	779.3	83.36%	455.2	74.32%
Matured:
31-89 days	33.2	3.55%	26.4	4.31%
90-180 days	55.5	5.94%	41.9	6.84%
181-365 days	66.9	7.16%	89.0	14.53%
Total	934.9	100.00%	612.5	100.00%
Over 365 days and under legal proceedings (3)	109.7	—	206.5	—
Allowance for bad debts over the regular compliance portfolio as % of delinquent portfolio	—	46.3%	—	64.4%
Allowance for bad debts over the regular compliance portfolio as % of regular compliance portfolio	—	7.7%	—	16.5%

(1)	In million Pesos.
(2)	Regular compliance loans, with delinquencies not in excess of 30 days.
(3)	Loans covered by a bad debt allowance at 100%.

Funding

For funding, Tarshop has principally resorted to the issuance of financial trusts subject to public offering, and it has its own Trust Securitization Program under which more than 50 series have been issued.

In the course of this fiscal year, we reinforced Tarshop’s financial situation through a capital increase of Ps. 60 million and irrevocable contributions for Ps. 105.0 million, which improved all of Tarshop’s debt ratios and balance sheet indicators. Tarshop’s shareholders’ equity grew from Ps. 29.3 million as of June 30, 2008 to Ps. 100.2 million as of June 30, 2009.

As of June 30, 2009, Tarshop’s own portfolio stood for 40.7% of its total portfolio whereas as of June 30, 2008 it had only stood for 22.2%.

In the course of this fiscal year, Tarshop issued trusts through the public offering system for Ps. 586.4 million.

In addition, in the course of this fiscal year, Tarshop entered into a funding agreement with Banco Itaú Argentina S.A. for Ps. 50 million for a one-year term; as of June 30, 2009 Tarshop carried bank loans for Ps. 34.6 million.

Technology

Tarshop relies on technological applications to support all business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments to affiliated stores, collections, trust management and delinquency management, to name but a few.

For the past two years, Tarshop has been implementing world-class applications that have proven to be successful all over the world, as is the case of SAP for ERP and of Avaya for comprehensive customer relationship management.

As regards the business’ core applications, which are maintained in-house, Tarshop deploys a strategy consisting in continuously improving its core applications based on careful supervision of the business’ key indicators in order to make improvements in those spots where the business needs them most. Examples of this strategy were the integration between Tarshop’s core application and the collection procedure application and the telephone communications scheme which resulted in streamlined collections and better customer service. Besides, Tarshop’s web-services platform was renewed, which in turn led to automating contacts with customers and affiliated stores as well as improved loan sales at retail stores.

As regards the IT governance methodology, Tarshop is carrying out a process to re-convert the various activities in the area based on the best practices prescribed by ITIL and in compliance with SOX requirements.

Summary Financial and Other Data

The following table sets forth certain balance sheet and other data for Tarshop as of June 30, 2007, 2008 and 2009:

	As of June 30,
	2007	2008	2009
	(in million Ps., except percentages)
Income Statement Data
Revenues	212.97	291.03	236.83
Costs	(77.42)	(131.86)	(126.68)
Gross profit	135.55	159.17	110.15
Selling expenses	(61.97)	(111.42)	(178.04)
Administrative expenses	(46.23)	(68.55)	(17.03)
Net (loss) income from retained interest in securitized receivables	3.25	(1.26)	(46.01)
Operating income	30.60	(22.06)	(130.93)
Financial results, net	0.83	1.22	(0.02)
Other income (expenses), net	3.03	3.81	(0.61)
Income before taxes and minority interest	34.46	(17.03)	(131.56)
Income tax expense	(15.45)	(1.52)	37.49
Net income	19.01	(18.55)	(94.07)
Balance Sheet Data
Current assets:
Cash and banks	8.83	11.33	5.31
Investments	35.29	54.12	142.65
Accounts receivable	70.83	56.31	73.61
Other receivables	13.06	36.19	15.69
Inventory	0.0	0.0	0.0
Total current assets	128.01	157.95	237.26
Non-current assets:
Other receivables	24.31	21.57	73.14
Property, plant and equipment	9.68	12.32	8.65
Investments	55.68	111.10	21.01
Accounts receivable	40.58	7.72	3.78
Intangible Assets net	0.02	0.01	0.00
Total non-current assets	130.27	152.72	106.58
Total assets	258.28	310.67	343.84
Current liabilities:
Accounts payable	157.62	173.09	104.31
Customer advances	4.40	0.00	0.00
Short-term debt	12.90	61.57	39.65
Related parties	2.47	24.11	54.12
Salaries and social security payable	4.41	5.23	6.14
Taxes payable	21.78	13.52	38.07
Other liabilities	0.72	0.43	1.06
Total current liabilities	204.30	277.95	243.35
Non-current liabilities:
Accounts payable	0.00	3.24	0.11
Long-term debt	6.13	0.19	0.16
Other liabilities	0.00	0.00	0.00
Total non-current liabilities	6.13	3.44	0.27
Total liabilities	210.43	281.39	243.62
Shareholders’ equity	47.85	29.29	100.22
Total liabilities and shareholders’ equity	258.28	310.68	343.84
Other Financial Data
Return on assets	7.4%	(6.0)%	(27.4)%
Return on shareholders’ equity	65.9%	(38.8)%	(48.4)%
Net interest margin	64.72%	55.01%	46.51%
Non-performing loans as a percentage of total loans	24.48%	46.31%	50.98%

Reserve for loan losses as a percentage of total loans	15.17%	47.97%	51.17%

Reserve for loan losses as a percentage of non-performing loans	61.98%	103.60%	100.37%

Development and Sale of Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. The development of residential apartment complexes consists of construction of new high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In our fiscal year ended June 30, 2008, revenues from our Development and Sale of Properties segment were Ps.196.8 million, compared to Ps. 280.4 million in the fiscal year ended June 30, 2009.

Construction and renovation works on our residential development properties are currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another form of residential development is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

In the first quarter of fiscal year ended June 30, 2008, in order to strengthen our presence in the development properties segment, we, together with CYRELA, a renowned Brazilian developer, created a venture that operates under the name IRSA-CYRELA (CYRSA) to develop high end residential units in Argentina applying innovative sales and financing policies and based on a new concept in residential units in line with the latest global trends.

CYRSA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March 2008 under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex) , totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and an aerobic trail to name but a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 99% of our own units on sale, and the results will be reflected as the works make progress, consolidated at 50%.

As of June 30, 2009, the degree of progress shown by the works is about 30%. The project is scheduled to be completed in 2011.

Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year 2009, the Company acquired a 100% interest in Liveck S.A., a shell company incorporated under the laws of Uruguay for de minimums consideration. In June 2009, Liveck acquired 90% of the equity interest in Vista al Muelle S.A. and Zetol S.A., two real estate Uruguayan companies for US$ 6.6 million. These companies own undeveloped parcels of land in Canelones, Uruguay.

Out of the US$ 6.6 million, US$ 2.1 million were paid in cash while the balance, US$ 4.5 million, is payable in two ways, at the option of the seller part: the first one consist on five equal annual installments of US$ 0.9 million each plus interest at 3.5% per annum on any outstanding balance. The second way consists on the grant of 12% of the developed square meters. Under the agreement, the Company granted the sellers an option to settle the outstanding balance in the form of 12% of the future meters constructed. Ritelco, a wholly-owned subsidiary of

IRSA, and Cyrela guaranteed the US$ 4.5 million of outstanding balance, interest and option to the sellers through a surety bond, if Liveck does not pay. The plots of land bought are mortgaged, this means that the sellers have double guarantee. On June 30, 2009, the Company sold 50% of Liveck to Cyrela Brazil Realty S.A. for US$ 1.3 million.

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2009, 2008 and 2007:

Sales and Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for sale (sqm) (2)	Total Units or Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated sSales (Ps. 000) (5)	Accumulated Sales in (Ps. 000) as of June 30 of fiscal year (6)			Book value $/ 000 (7)
									2009	2008	2007
Homes
Renoir towers (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	99.54%	53,798	53,798	—	—	54
Credit on Rosario lot swap (8) (17)	04/30/99	—	4,692	80	63.34%	66.00%	0.00%	—	—	—	—	11,023
Caballito lots (16)	11/03/97	42,388	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit on Caballito lot swap (Cyrsa) (15)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	21,194
Credit on Caballito lot swap (KOAD) (15)	11/03/97	—	6,833	118	100.00%	87.00%	31.77%	—	—	—	—	27,623
Libertador 1703 and 1755 (Horizons) (16)	01/16/07	396,565	59,000	467	50.00%	30.00%	99.00%	—	—	—	—	106,391
Other homes (10)	N/A	231,677	116,513	1,437				366,558	3,483	61,133	17,330	2,773

Subtotal homes		693,491	209,656	2,131				420,356	57,281	61,133	17,330	173,487

Residential communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100.00%	100.00%	98.91%	231,995	9,904	4,030	1,124	3,674
Credit on Benavidez lot swap (15)	11/18/97	—	125,889	110	100.00%	97.00%	0.00%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	76	—	—	—

Subtotal residential communities		135,697	1,610,764	1,602				257,853	9,980	4,030	1,124	13,669

Land reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,380
Santa María del Plata	07/10/97	—	352,403	—	90.00%	0.00%	10.00%	31,000	—	—	31,000	139,748
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Alcorta lots (8)	07/07/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Rosario lot (8)	04/30/99	—	31,000	—	63.34%	0.00%	19.85%	11,072	7,644	3,428	—	15,577
Caballito block 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	19,152	—	—
Canteras Natal Crespo	07/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	252	29	57	91	5,705
Berutti lot (8)	06/24/08	—	3,207	—	63.34%	0.00%	0.00%	—	—	—	—	52,715
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Air space over Coto (8)	09/24/97	—	21,406	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,169	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito lot (8)	11/03/97	—	25,539	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos (8)	09/25/07	—	5,147	—	100.00%	100.00%	0.00%	—	—	—	—	32,949
Other land reserves (12)	N/A	—	14,476,115	—				1,041	1,041	—	—	25,620

Subtotal land reserves			21,351,613	—				85,486	8,714	22,637	31,091	404,778

Other
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	26,206	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	108,423	—	—
Madero 1020	12/21/95	—	5,056	N/A	100.00%	100.00%	100.00%	18,777	1,830	476	—	—
Della Paolera 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	6,850	—	—	—
Madero 942	08/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	6,137	—	—	—
Dock del Plata	11/15/06	—	3,957	N/A	100.00%	100.00%	100.00%	42,070	42,070	—	—	—
Libertador 498	12/20/95	—	3,099	N/A	100.00%	100.00%	100.00%	36,350	36,350	—	—	—
Laminar	03/25/99	—	6,521	N/A	100.00%	100.00%	100.00%	74,510	74,510	—	—	—
Reconquista 823	11/12/93	—	5,016	N/A	100.00%	100.00%	100.00%	31,535	31,535	—	—	—
Crucero I retail stores	N/A	—	192	N/A	100.00%	100.00%	100.00%	2,006	2,006	—	—	—
Other (13)	N/A	—	7,017	N/A	100.00%	100.00%	99.22%	24,567	3,099	112	—	—

Subtotal Other		—	52,518					442,863	204,387	109,011	26,206	—

TOTAL (14)		829,188	23,224,551	3,733				1,206,558	280,362	196,811	75,751	591,934

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for dwelling units and residential communities projects either completed or in progress (adjusted for inflation as of 02/28/03, if applicable).
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation until 02/28/03.
(7)	Cost of acquisition plus improvements, plus activated interest of properties consolidated in portfolio at June 30, 2009, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties: Torres de Abasto through APSA, Torres Jardín, Edificios Cruceros, San Martin de Tours, Rivadavia 2768, Alto Palermo Park, swap over Torre Renoir II tower, Minetti D, Dorrego 1916 and Padilla 902.
(11)	Directly through IRSA and indirectly through Inversora Bolívar S.A. Includes sale of Abril shares.
(12)	Includes the following land reserves: Pontevedra lot, Isla Sirgadero, San Luis lot, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C. Gardel 3134, C. Gardel 3128, Agüero 596 (totally sold), Zelaya 3102, Conil and others APSA (through APSA).
(13)	Includes the following properties: Puerto Madero Dique XIII. It also includes income from termination (through IRSA and IBSA) and income from expenses recovered in connection with common maintenance fees, stamp tax and associated professional fees.
(14)	Corresponds to the “Development and sale of properties” business unit mentioned in Note 6 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(16)	Owed by CYRSA S.A.
(17)	Corresponds to amounts receivable on swaps disclosed as “Inventories” in the Consolidated Financial Statements for parcels “g” and “h”. The degree of physical progress with parcel “g” at 06/30/09 is 66% and with parcel “h” is 3%

Residential Apartments and Lofts

In the apartment building market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. Then we develop multi-building high-rise complexes targeting the middle-income market. These developments are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Projects Under Development

Torre Caballito, City of Buenos Aires. This property, extending over a surface area of 8,404 square meters, is located in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which we sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo”, with a total estimated area for sale of 28,000 square meters approximately, where two 34-story towers will be built, containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. It is estimated that Koad will finish the building work during the first semester of 2010 and we will be able to take possession and register 118 apartments and 55 garages which are equivalent to the 25% of the total square meters for sale, of the fulfillment of the contract mentioned before. As a result of this transaction, Koad granted to us a first lien mortgage on the property to secure up to US$7.4 million of its obligations to us and posted a surety bond in our favor supporting an additional US$2.0 million of Koad’s obligations to us. The degree of completion is presently 80% and sales efforts were launched in December 2008. As a result, 41 apartments and 15 garages had been sold for a sale amount of US$ 3.2 million approximately.

Torres Renoir, Dique III. During fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. As of June 30, 2009, the works were completed and the units were totally sold.

Vicente López, Olivos, Province of Buenos Aires. In January 2007, we acquired the total shares of Rummaala S.A. (“Rummaala”), which main asset was of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.2 million, payable as follows: (i) US$4.3 million in cash and (ii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.9 million, within a 4-year term as from the approval date of the plans by the competent authorities or the date the property is vacated, whichever occurs last. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the above mentioned transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of US$15.0 million, payable as follows: (i) US$0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II in the amount of US$1.2 million and (iii) by delivering certain units of the building to be constructed in the land acquired for a total purchase price of US$13.25 million, within a 40-month term as from the approval date of the plans by the competent authorities or the date the property is vacated, whichever occurs last. As security for compliance with the construction of the future building and transfer of the future units, our property located at Suipacha 652 was mortgaged.

In April 2007, we created CYRSA in order to have a legal entity to facilitate the developing of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. To that end, we contributed 100% of the capital stock in Rummaala and the debt in kind associated with the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares that we contributed).

We entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA, which will operate under the name of IRSA—CYRELA.

CYRSA is presently developing this plot of land. The showroom was opened to the public in March 2008 and it was an immediate success. As of June 30, 2009 preliminary sales agreements representing 99% of the units to be sold were executed, and the results will be reflected according to the work progress, consolidated at 50%. The units will be completed and delivered in the course of fiscal 2011. At June 30, 2009 the degree of progress was about 30%.

Torres Rosario Project, City of Rosario, Province of Santa Fe. Our subsidiary APSA owns a block of land of approximately 50,000 square meters divided into 8 smaller plots. in the city of Rosario, near the Alto Rosario Shopping Center. At June 30, 2009, 2 of the 8 plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H), 6 plots with 31,000 square meters approximately remain.

The barter of parcel 2-G represents a total of 10,128 square for sale. Condominios de Alto S.A. will deliver 15 apartments, with a total constructed area of 1,504 square meters and fifteen parking spaces as the fulfillment of the barter agreement.

The barter of parcel 2-H represents 14,500 total square meters for sale, 3,188 square meters of which are the fulfillment of the barter agreement. This area is equivalent to 42 apartments and 47 parking spaces.

At present, the degree of completion is 78% in parcel 2-G and 10% in parcel 2-H and they are estimated to be finished during 2010 and 2011 respectively.

PAMSA-Dot Baires Offices. Pan American Mall S.A., an APSA subsidiary, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building will be operational in early 2010 and it shall mark the entrance by the Company in the rental office corridor in the northern area of the City of Buenos Aires.

Completed Apartment Projects
Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2009, 2 parking spaces and 4 spaces for motorcycle parking were pending sale. The project originally included four 23- story towers targeting the middle-income market, but we decided not to construct Torres Jardín IV and may consider a barter transaction with a third party for its construction.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the sale in advance of its apartments. Works have been completed and at June 30, 2009 1 parking space is still on sale.

Barrio Chico, City of Buenos Aires.This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2009, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that were converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units that belong to us and 165 parking spaces. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2009, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included with the assets we acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of Alto Palermo Plaza was sold and there was only one unit to be sold in Alto Palermo Park.

Villa Celina, Province of Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southwestern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2009, 100% of the project had been sold.

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

As of June 30, 2009, our residential communities for the construction of single-family homes for sale in Argentina had a total of 53,628 square meters of saleable area in Abril, and 125,889 sqm of saleable area in Benavidez. Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2009, 98.91% of the property had been sold for an aggregate of Ps. 231.9 million, with 20,009 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, we are developing a 99.8-hectare gated residential complex known as “El Encuentro”, which will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$3.98 million to Inversora Bolívar, of which US$0.98 million were paid and the balance of US$3.0 million will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed on December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar on the real property amounting to US$3.0 million as security for compliance with the operation and delivered US$0.5 million to Inversora Bolívar as security for the performance of the obligations undertaken. As of June 30, 2009, the neighborhood was equipped with all the utilities: power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc. The works pertaining to the railway tunnel and the Bancalari/Benavidez road have been completed. The degree of progress in these works is 99%.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth, As of June 30, 2009, our land reserves totaled 27 properties consisting of approximately 2,135 hectares (including Rosario, Beruti Lot, Caballito, and Coto C.I.C.S.A. (“Coto”) air space owned by APSA).

Land Reserves in the City of Buenos Aires

Solares de Santa María, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. This is an urbanization project developed through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”). This project has a residential profile and mixed uses, and it is currently expected to have residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, we sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group an unrelated party. An initial payment of US$1.6 million was made and the balance of US$9.0 million is payable on June 23, 2010. In order to secure his obligations under the share purchase agreement, the buyer created a pledge on certain assets owned by it.

Background

A rule passed by the Legislative Branch of the City of Buenos Aires in 1992 (Ordinance 45,665/92), provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana—“COPUA”). In 1997 we acquired the site which the National Executive Branch had assigned to be the athlete residence of the Olympic Games (Olympic Village) in case Buenos Aires was chosen as host city to hold the Olympic Games (former Boca Juniors Football Club sports town). From that date onwards, we have sought proceedings for the approval of a mixed-use development project to be built on the site before the governmental authorities of the City of Buenos Aires.

Evolution of Approval Instances

In 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the City Treasurer’s Office, which would take part in the entire proceeding to finally approve the project.

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

In July 2006, the COPUA made its recommendations about the project. On December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, that included the following:

•	The project met the Guidelines of the Environmental Urban Plan.

•	The project was included in the proposals for the strategic development of the City’s Southern Area.

•	A pedestrian lane was designed along the perimeter of the entire site on the Río de la Plata bank.

•

Integration with the city was prioritized respecting the surrounding urban landscape, designing a waterfront along the Río de la Plata bank and providing vehicular integration with the avenues surrounding the site.

•	Donation of 50% of the site to the Government of the City of Buenos Aires was proposed for Public Use and Convenience, which is the maximum amount set forth in the Planning Code.

•	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

On March 29, 2007, COPUAM (Advisory Body of Government composed of Advisors from the Legislative and Executive Branches) in whole session passed the 145-COPUAM-07 REPORT which stated that it had “no objections” to the company’s proposal and requested that the General Attorney render a decision concerning the ruling proposed.

In May 2007, the Traffic Bureau took part at the request of the Treasury and requested a new traffic study for the area. This new study was carried out and the traffic simulation report was discussed with the authorities.

Prior to its execution, the Decree was approved by the Minister of Planning and Public Works, the Traffic and Transport Bureau, the General Attorney and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works. On November 9, 2007, 11 years after the dossier was opened and 15 years after the general ruling on the site was issued by the City Council, the Government chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling. On December 1, 2007 Decree No. 1584 was published in the City Official Gazette No. 2815. The assignment of space for public use and convenience is the maximum provided for in the Planning Code: 50% of the site will be donated for public use (357,975 sqm) in which a common recreational area, roads, and pedestrian lanes will be constructed.

Notwithstanding the above, several operational and implementation issues remain to be approved by different authorities in charge of the urban affairs of the City of Buenos Aires. Without prejudice to the foregoing, the Decree has been judicially objected as regards formal and procedural aspects, but the authorities have not rendered a decision on this matter yet. In that sense, a legislative bill as well as a proposed agreement will be sent to the legislature for approval shortly. Once approved, these regulations will have the hierarchy of a law.

Our internal team completed the Urban Development project draft for Solares de Santa María. Feasibility studies have been filed with the service companies and we have held multiple informative meetings with several governmental agencies aimed at defining the development of the draft project.

Puerto Retiro. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% interest in Puerto Retiro.

Caballito plot of land, Ferro Project. This is a property of approximately 25,539 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which APSA purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property.

Beruti plot of land. On June 27, 2008 APSA acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to the Shopping Center known as “Shopping Alto Palermo”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of APSA’s main shopping center.

Caballito Plot of Land, CYRSA. During fiscal 2008, we and CYRSA executed a barter deed pursuant to which it transferred to CYRSA under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to us US$ 0.1 million and agreed to tender certain non-cash considerations such as transferring under barter to us certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of us.

Coto Residential Project. We are the owners (through our subsidiary APSA) of an air space of about 24,000 sqm above the Coto hypermarket that is close to our Abasto Shopping Center in the heart of the City of Buenos Aires. APSA. and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. As an event subsequent to the close of the fiscal year ended June 30, 2008, a conditional barter agreement was executed, pursuant to which we would transfer to CYRSA 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, CYRSA would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not represent a total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, CYRSA would deliver to APSA a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, CYRSA would pay to APSA US$ 0,089 million and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which we notify CYRSA of compliance with the conditions precedent. The transaction between CYRSA and APSA totals US$ 5.9 million.

Land Reserves in the Province of Buenos Aires

Pereiraola, Hudson. We own a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by us. We intend to use this property to develop a private residential community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project, but we have already obtained the necessary municipal permits. The plot’s book value is estimated to be Ps.21.7 million as of June 30, 2009.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. We are considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2009.

Land Reserves in Other Provinces

Neuquén Project, Province of Neuquén. APSA´s subsidiary, Shopping Neuquén S.A.’s (“Shopping Neuquén”) sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where we intend to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center will be built. Such Agreement was subject to two conditions, both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and (ii) the approval by the Municipality of Neuquén of the new project and the extension of the environmental impact study.

The Agreement effectively closed the administrative case brought against Shopping Neuquén by the Municipality of Neuquén. The only item pending is the determination of legal counsel fees to be borne by Shopping Neuquén. These fees were provided for and included under provisions.

According to the terms of the Agreement, Shopping Neuquén submitted the corresponding project plans within the required timeframe of 150 days from approval due February 17, 2008. The plans were observed by the Municipality. Shopping Neuquén requested an extension to the term to submit a revised plan.

On June 12, 2009, Shopping Neuquén and the Municipality of Neuquén agreed on a revised project to consider certain road access plans and modify general terms as necessary (the “New Agreement”). The revised plan was to be submitted within 90 days from the signing date of the New Agreement. Upon submission, the Municipality would have 30 days for comment. Works would have to commence within 90 days as from the registration date of the new plan. The construction of the shopping center and the hypermarket will have to be completed within 22 months as from commencement of the works. The Municipality has the right to revoke the New Agreement and initiate actions in case of breach of contract by Shopping Neuquén.

On June 18, 2009, Shopping Neuquén sold a 4,332 square meter plot of land located in the vicinity of the land where the shopping center will be constructed. The purchaser was an unrelated third party, and the sale price amounted to US$ 0.1 million.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. On December 27, 2006, APSA acquired 100% interest in the Cordoba Shopping Villa Cabrera located in Cordoba, Argentina, owned by Empalme. The property, which is located in the Villa Cabrera neighbourhood of the City of Cordoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500-vehicle parking lot.

The interest was acquired for US$ 13.3 million. We paid US$ 5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$ 2 million each due every six months as from June 2007. This financing accrued interest at a fixed rate of 6% per annum. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006. In December 2008, the fourth and last installment was paid and the encumbrance was lifted.

Our purchase of Empalme has been accounted for following the guidance in Technical Resolution No. 18 (RT No. 18). As from January 1st, 2009, Empalme merged into Shopping Alto Palermo S.A. (“SAPSA”).

Canteras Natal Crespo, Province of Córdoba. The initial guidelines for development of this project are in process on the basis of the master plan of the Chilean architect firm URBE. Preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government of Córdoba.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo is a company located in the Province of Córdoba that will have as main activity the urbanization of plots of land owned by itself and third parties the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Other Land Reserves

Our portfolio also include twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Office and Other Non-shopping Center Rental Properties

Overview

We are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2009, we directly and indirectly owned interests in 24 office and other rental properties in Argentina which comprised 252,950 square meters of gross leaseable area. Of these properties, 17 were office properties which comprised 156,000 square meters of gross leaseable area. For fiscal year 2009, we had revenue from Offices and other non-shopping center rental properties of Ps.147.7 million.

All of our office rental properties in Argentina are located in the City of Buenos Aires. For the year ended June 30, 2009 the average occupancy rate for all our properties in the Offices and other non-shopping center rental properties segment was approximately 94.0%. Eight different tenants accounted for approximately 38.0% of the total revenues from office rentals for fiscal year 2009: Exxon Mobile Business, Price Waterhouse, Unilever Argentina, Grupo Total Austral, Apache Energía Argentina, Microsoft de Argentina S.A., Sibille S.C. (KPMG), and Grupo Danone Argentina.

Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of its units not rented, in which case we absorb the cost. Our leaseable space is marketed through commissioned brokers, the media and directly by us.

Leases. We lease our offices and other properties pursuant to contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three additional years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties. The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties.

Offices and other non-shopping center rental properties

	Date of Acquisition	Leasable Area Sqm (1)	Occupancy rate (2)	Our effective interest	Monthly rental income Ps./000 (3)	Accumulated Annual Rental Income for the fiscal periods (in Ps./000) (4)			Book value Ps./000 (5)
						2009	2008	2007
Edificio República	04/28/08	19,884	64%	100%	1,686	17,114	203	—	224,478
Torre Bankboston (6)	08/27/07	15,891	100%	100%	1,522	19,670	15,688	—	157,894
Bouchard 551	03/15/07	23,378	96%	100%	1,803	20,342	12,678	3,925	152,898
Intercontinental Plaza (7)	11/18/97	22,535	100%	100%	1,994	18,372	12,496	10,977	86,517
Dique IV, Juana Manso 295 (8)	12/02/97	11,298	89%	100%	1,151	1,743	—	—	66,984
Bouchard 710	06/01/05	15,014	100%	100%	1,628	17,379	12,931	8,900	66,283
Maipú 1300	09/28/95	10,280	100%	100%	998	9,890	8,107	6,006	39,670
Libertador 498 (9)	12/20/95	7,433	100%	100%	748	9,285	8,551	6,307	27,199
Costeros Dique IV	08/29/01	5,437	90%	100%	449	5,056	4,603	1,987	19,699
Edificios Costeros	03/20/97	6,389	59%	100%	303	4,082	3,896	3,124	17,373
Dock Del Plata (10)	11/15/06	3,985	80%	100%	320	6,083	6,945	3,103	12,691
Suipacha 652/64	11/22/91	11,453	100%	100%	531	3,820	2,480	1,398	11,388
Madero 1020 (11)	12/21/95	114	100%	100%	2	32	89	97	269
Laminar Plaza (12)	03/25/99	—	N/A	100%	—	5,327	5,607	4,631	—
Reconquista 823/41 (12)	11/12/93	—	N/A	100%	—	2,087	2,256	1,139	—

Offices - other (13)	N/A	2,909	89%	N/A	89	1,189	1,385	1,289	7,954

Subtotal Offices		156,000	91%	N/A	13,224	141,471	97,915	52,883	891,297

Other Properties
Commercial Properties (14)	N/A	312	—	N/A	—	209	188	242	3,626
Museo Renault	12/06/07	1,275	100%	100%	30	356	204	—	4,877
Santa María del Plata	07/10/97	60,100	100%	90%	84	959	958	1,043	12,496
Thames (7)	11/01/97	33,191	100%	100%	51	607	607	607	3,899
Other properties (15)	N/A	2,072	100%	N/A	6	2,207	220	168	5,721

Subtotal Other Properties		96,950	100%	N/A	171	4,338	2 ,177	2,060	30,619

Related fees (16)		N/A	N/A	N/A	—	1,940	2,067	2,150	N/A

TOTAL OFFICES AND OTHER (17)		252,950	94%	N/A	13,395	147,749	102,159	57,093	921,916

Notes:

(1)	Total leaseable area for each property as of 06/30/09. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 06/30/09.
(3)	Agreements in force as of 06/30/09 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6)	472 leasable square meters were sold in December 2008.
(7)	Through Inversora Bolivar S.A.
(8)	The building was occupied on May 15, 2009.
(9)	In the period January through March 2009, the square meters sold amounted to 3,099.
(10)	In the period December 2008 through April 2009, 3,937 leasable square meters were sold.
(11)	In the period February through April 2009 26 parking spaces were sold.
(12)	The property was completely sold in April 2009.
(13)	Includes the following properties: Madero 942 (fully sold as of June 30,2009), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774, and Sarmiento 517 .
(14)	Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona in Abril.
(15)	Includes the following properties: one unit in Alto Palermo Park (through IBSA), Constitución 1159 and Torre Renoir I and others.
(16)	Income from building management fees.
(17)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the consolidated financial statements.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring (1)	Square meters subject to expiring leases (2)	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2010	55	61,995	61%	52,856,655	33%
2011	51	52,510	22%	51,100,596	32%
2012	42	37,159	16%	51,857,814	32%
2013+	4	3,155	1%	4,005,146	3%
Total	152	154,819	100%	159,820,211	100%

Includes Offices which contract has not been renewed as of June 30, 2009.

Does not include vacant leased square meters.

Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage during fiscal years ended June 30, 2009, 2008 and 2007:

	Occupancy Percentage Fiscal year ended June 30,(1)
	2009	2008	2007
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	100	100
Bouchard 710	100	100	100
Bouchard 551	96	100	100
Dock del Plata	80	100	100
Libertador 498	100	100	100
Maipu 1300	100	100	100
Laminar Plaza (3)	N/A	100	100
Madero 1020	100	100	100
Reconquista 823/41 (3)	N/A	100	100
Suipacha 652/64	100	100	100
Edificios Costeros	59	89	96
Costeros Dique IV	90	100	96
Torre Bankboston	100	100	N/A
República	64	19	N/A
Dique IV, Juana Manso 295	89	N/A	N/A
Other (2)	89	100	100

(1)	Leased square meters in accordance with lease agreements in effect as of June 30, 2009, 2008 and 2007 considering the total leaseable office area for each year.
(2)	Includes the following properties: Madero 942 (sold in October 2008) , Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.
(3)	This property was fully sold in April 2009.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2009, 2008 and 2007:

	Annual Average Income per Square Meter Fiscal Year Ended June 30,(1)
	2009	2008	2007
	(Ps/m2)	(Ps/m2)	(Ps/m2)
Office
Intercontinental Plaza	717	555	487
Bouchard 710	1,158	861	623
Bouchard 551 (2)	870	458	118
Dock del Plata (3)	908	877	392
Libertador 498 (4)	1,005	812	634
Maipu 1300	962	789	597
Laminar Plaza (5)	817	860	710
Madero 1020	281	414	450
Suipacha 652/64	416	217	123
Reconquista 823/41 (5)	334	450	236
Edificios Costeros	639	610	504
Costeros Dock IV	930	847	387
Torre Bankboston (6)	1,238	992	N/A
República	861	55	N/A
Dique IV, Juana Manso 295 (7)	154	N/A	N/A
Other (8)	326	448	429

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.

(2)	Lease agreement beginning in the third quarter of fiscal year ended June 30, 2007, consequently income is for only three months of that fiscal year. In the third quarter of fiscal year 2008, 9,946 sqm were sold.
(3)	3,937 leasable square meters were sold in the period December 2008 through April 2009.
(4)	3,099 leasable square meters were sold in the period January through March 2009.
(5)	The property was fully sold in April 2009.
(6)	The property was acquired on 08/27/07, consequently income is for only ten months of fiscal year ended June 30, 2008.
(7)	The property was acquired on 04/28/08 and construction works were in progress, consequently income is for only 1 month of the fiscal year ended June 30, 2008.
(8)	Includes the following properties: Madero 942 (sold in October 2008), Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

Properties

Below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Edificio República. Located in Plaza Roma, City of Buenos Aires, this property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, Federalia S.A. de Finanzas, Enap Sipetrol Argentina S.A., Infomedia and Banco Itaú.

Torre BankBoston. The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 50% ownership interest in the building. At present, our main tenants are Standard Bank, BankBoston N.A. Suc. Bs. As., Exxon Mobile , Kimberly Clark de Argentina and Hope, Duggan & Silva S.C.

Bouchard 551, City of Buenos Aires. Bouchard 551, known as “Edificio La Nación”, is an office building that we acquired in March 2007, located in the Plaza Roma area. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. We have approximately 23,000 leasable square meters in the building. and our main tenants include La Nación S.A., Price Waterhouse & Co., AS. EM. S.R.L, Maersk Argentina S.A and Regus Business Centre S.A.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, APSA and Cognizant Technology Solutions de Arg. S.A.

Juana Manso 295-Dique IV, Puerto Madero. About mid-May 2009 we completed an office building located in Puerto Madero. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired in June 2005, located in the Plaza Roma district. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Sibille S.C. (KPMG), and Microsoft de Argentina S.A.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transportation. We own the entire building which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Carlson Wagonlint Travel Argentina S.A. and PPD Argentina S.A.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the City of Buenos Aires. This location allows for easy access to the building from northern, western and southern Buenos Aires. During the fiscal year 2009 we sold 5 functional units representative of 3,099 sqm of gross leasable area. As of June 30, 2009, we own 12 stories with an average area per floor of 620 square meters and of 209 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Alfaro Abogados S.C., Sideco Americana S.A. , LG Electronics Argentina S.A., Allergan Productos Farmacéuticos S.A. and Dak Americas Argentina S.A.

Edificios Costeros, Dique II, City of Buenos Aires. Costeros A and B are two four-story buildings developed and located in the Puerto Madero area. We own the two buildings which have a gross leaseable area of 6,389 square meters. In September 1999 we completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Italcred S.A., Coty Argentina S.A., and Yamaha Music Latin America.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Supply S.A.C.I.F.I., and Trafigura Argentina S.A.

Dock del Plata, City of Buenos Aires. Dock del Plata is an office building located at Alicia Moreau de Justo 400 in the Puerto Madero area acquired by us in November 2006. It is a 4-story building with an average surface per floor of 1,500 square meters and with 309 units of parking space. In the fiscal period ended June 30, 2009 the retail stores and 4 functional units were sold, accounting for 3,937 sqm, with the office leasable area now being 3,985 square meters. At present, the main tenants include AT & T Communications Serv. S.R.L., MCO LEX S.R.L and CA Argentina S.A.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after our subsidiary we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and APSA’s subsidiary, Tarshop S.A.

Other office properties. We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 0.8 million in annual rental income for fiscal year 2009. Among these properties are Madero 942 (sold in October 2008), Libertador 602, Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

During fiscal 2009 we executed and delivered title deeds for the sale of 19,371 sqm of gross leasable area corresponding to non-strategic office assets in several transactions totaling approximately US$ 52 million. These transactions include, besides those broken down above in the review: 7 functional units at Edificio Dock del Plata representative of 3,937 sqm of gross leasable area; a commercial property in Puerto Madero designated as Crucero I representative of 192 sqm of gross leasable area; 5 functional units at Edificio Libertador 498 representative of 3,099 sqm of gross leasable area; one functional unit at the property located in Av. Madero 942 representative of 768 sqm of gross leasable area; 5 floors at Edificio Laminar Plaza, representative of 6,520 sqm of gross leasable area and a block building along Reconquista street representative of 5,016 sqm of gross leasable area. This decision allows us to reinforce our financial robustness and to re-focus on consummating the potential business opportunities that are being added to our portfolio such as the incorporation into our portfolio of the Dique IV office building in May 2009 and the completion and start-up of the office building adjacent to the Dot Baires Shopping Center scheduled to be operational in the year 2010.

Retail and other properties. Our portfolio of leased properties as of June 30, 2009 includes ten leased properties that are leased as street retail, a warehouse, two leased undeveloped parcels of land and various other uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Santa María del Plata.

Hotels Operations.

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

The following chart shows certain information regarding our luxury hotels:

	Date of	Our effective	Number	Average	Average price per	Accumulated sales in Ps.000 as of June 30,			Book value as of 06/30/09
Hotel	Acquisition	interest	of rooms	Occupancy (1)	room (2)	2009	2008	2007	(Ps. 000)
Intercontinental (3)	11/01/97	76.34%	309	71.9%	559	61,367	57,517	45,263	47,749
Sheraton Libertador (4)	03/01/98	80.00%	200	82.8%	449	37,060	34,526	29,338	37,778
Llao Llao (5)	06/01/97	50.00%	201	53.9%	1,078	60,486	56,804	48,080	74,191
Bariloche Plot of Land (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	69.8%	638	158,913	148,847	122,681	181,618

Notes

(1)	Accumulated average in the twelve -month period.
(2)	Accumulated average in the twelve -month period.
(3)	Indirectly owned through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.).
(4)	Indirectly owned through Hoteles Argentinos S.A.
(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

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

Bariloche Plot of land, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7.0 million, of which US$4.2 million were paid cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural environment and it has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

Our Investment in Banco Hipotecario

We have a significant investment in Banco Hipotecario which represented 10.9% of our consolidated assets as of June 30, 2009. Established in 1886 by the Argentine

government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 47 branches and 18 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2009, Banco Hipotecario ranked third in the Argentine financial system in terms of shareholders’ equity and tenth in terms of total assets. As of June 30, 2009, Banco Hipotecario’s shareholders’ equity was Ps.2,662.7 million, its assets were Ps.11,909.4 million, and its net income for the twelve-month period ended June 30, 2009 was Ps.50.5 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

As part of its business diversification strategy, Banco Hipotecario expanded its products offering personal loans, mortgages and asset-backed loans. It also expanded its corporate loan product offerings and implemented certain customer loyalty strategies. In response to demand for retail and wholesale time deposits and savings accounts, Banco Hipotecario expanded its deposit base offering personal checking accounts and launched the Visa Banco Hipotecario credit card which has steadily grown in terms of market penetration and transaction size. Banco Hipotecario also continued its strategy of expanding the offering of non-mortgage related insurance products, including combined family, life, unemployment, health, personal accident and ATM theft insurance.

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2009, its portfolio of non-mortgage loans represented 53.7% of its total loan portfolio, compared to 51.7% as of June 30, 2008

During the twelve-month period ended June 30, 2009, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	As of December 31,		As of June 30
	2007		2008		2009
Checking accounts	Ps.	35.5	Ps.	40.3	Ps.	68.8
Saving accounts		190.9		178.1		215.6
Time deposits		1,069.0		1,657.3		3,019.8
Other deposit accounts		29.3		32.4		62.7
Accrued interest payable		10.1		18.2		45.3

Total	Ps.	1,334.8	Ps.	1,926.3	Ps.	3,412.2

Seasonality

Our “shopping centers” business unit is subject to strong seasonality. During the summer holiday season (January and February) our tenants experience their minimum sales levels, compared to the winter holiday season (July) and December (Christmas) when our tenants tend to reach their peak sales figures. Clothes and footwear tenants tend to change their collections in the spring and fall. This has a positive effect on the sales of stores. Discount sales at the end of each season also have a major impact on our business.

Competition

Shopping centers

We compete in the shopping center sector through our subsidiary APSA. Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. Our belief is that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties.Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Gross leaseable area	Shops	% Overall national gross leaseable area(2)	% Storesb[2]
					(%)	(%)
APSA

	Abasto de Buenos Aires	CABA	41,336	173	2.79%	3.19%
	Alto Palermo Shopping	CABA	18,635	145	1.26%	2.68%
	Buenos Aires Design(3)	CABA	13,750	64	0.93%	1.18%
	Dot Baires Shopping	CABA	49,731	153	3.37%	2.82%
	Paseo Alcorta(4)	CABA	53,035	111	3.59%	2.05%
	Patio Bullrich	CABA	11,741	85	0.79%	1.57%
	Córdoba Shopping(4)	Córdoba	22,771	106	1.54%	1.96%
	Alto Avellaneda(4)	GBA	37,298	144	2.52%	2.66%
	Mendoza Plaza Shopping(4)	Mendoza	41,118	150	2.78%	2.77%
	Alto Rosario (4)	Rosario	40,901	145	2.76%	2.68%
	Alto Noa(4)	Salta	18,851	88	1.27%	1.62%
			349,167	1,364	23.60%	25.18%

Cencosud S.A.

	Portal de Palermo(4)	CABA	32,252	36	2.18%	0.65%
	Portal de Madryn	Chubut	4,100	26	0.28%	0.48%
	Factory Parque Brown(4)	GBA	31,468	91	2.13%	1.68%
	Factory Quilmes(4)	GBA	40,405	47	2.73%	0.87%
	Factory San Martín(4)	GBA	35,672	31	2.41%	0.57%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.44%	2.42%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.78%	2.70%
	Portal Canning(4)	GBA	15,114	21	1.02%	0.39%
	Portal de Escobar(4)	GBA	31,995	31	2.16%	0.57%
	Portal Lomas(4)	GBA	32,883	50	2.22%	0.92%
	Unicenter Shopping(4)	GBA	94,279	287	6.37%	5.30%
	Portal de los Andes (4)	Mendoza	30,558	47	2.07%	0.87%
	Portal de la Patagonia(4)	Neuquén	34,230	93	2.31%	1.72%
	Portal de Rosario(4)	Rosario	66,361	182	4.49%	3.36%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.44%	1.74%
	Subtotal		562,644	1,313	38.03%	24.24%

Other Operators
Subtotal			567,758	2,740	38.37%	50.58%
Total			1,479,569	5,417	100.00%	100.00%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (CASC). Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A. in ERSA, the company that operates the concession of this building, is 53.7%.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Financing

The consumer financing market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina, most of which have substantially greater financial resources than we do and (ii) the strong market position of both Visa and Mastercard in Argentina. Our main competitors in various segments of the credit card market include:

•	International and domestic cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional cards: Naranja, Provencred, Credilogros, Italcred, Carta Sur and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Hipotecario, Macro, Standard Bank.

•	International financial companies: GE Money, Cetelem and AIG (Efectivo Sí).

Development and Sale of Properties

A large number of companies are currently competing with us in the development and sale of properties in Argentina, as this segment is highly fragmented. In addition, there is a large supply of comparable properties in the vicinity of our developed properties. This may adversely affect our ability to sell our developed properties at prices that generate a positive return on our investment.

Offices and Other Non-Shopping Center Rental Properties

Substantially all of our offices and other non-shopping center rentals properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Hotel Operations

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

New Projects and Undeveloped Properties.

Arcos del Gourmet. In August 2007, APSA exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. APSA paid US$ 0.6 million for the option, which is accounted for under other non current investments. The purchase was subject to certain approvals by the regulatory authorities which have not been obtained as of the date of this Annual Report.

Once the approvals were obtained, APSA would have to make a total investment of US$ 24.4 million.

APSA and the seller had certain disagreements as to whether the conditions were fulfilled and accordingly exchanged formal letters with the respective positions.

As a subsequent event, the parties have agreed certain modifications to the original agreement, so the closing of this operation was carried out as follows:

On November 27, 2009 APSA acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps. 1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos.

As of the date of issuance of these Financial Statements, Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management) by which the Company has the rights to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

The agreed price for the shares acquired by APSA is the following: 1) US$ 4.3 million corresponding to the 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$ 0.8 million with plus 2.b) 20% of the investment needed to develop the project as it is explained as follows.

The parties agreed to pay the price indicated above, in 1) the sum of US$ 0.3 million was already paid; the sum of US$ 2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. The portion of the price indicated in 2.a) above the sum of US$ 0.3 million was paid in time and the sum of US$ 0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$ 2.7 million. The portion of the price indicated in 2.b) will be paid by APSA at the time of the eventual capital increases necessary to the development of the project, which must be approved by the respective authorities, in accordance with that agreed by the respective parties through the limit of US$ 6.9 million. In this latter case, APSA must pay in such way that the sellers can paid-in the 20% of those increases, then with the amounts paid by APSA.

Execution of Letter of Intent. On June 30, 2009, APSA executed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. The purchase price amounts to US$ 0.5 million. In July 2009, APSA paid US$ 0.05 million in advance to secure the Company´s right of first offer through November 27, 2009 when the Letter of Intent expires.

Purchase of the Anchorena building. On August 7, 2008, APSA signed an agreement by which we acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, we signed an agreement by which we acquired functional unit number three with an area of 988 square meters, located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009, the total amount paid for the acquired functional units above mentioned was US$ 3.3 million.

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of June 30, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2 “G” and 2 “H”) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

Acquisition of Soleil Factory shopping center business. On December 28, 2007, APSA entered into an agreement with INCSA, an unrelated party, for the acquisition of Soleil Factory shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million were paid. The transaction is subject to certain suspensive conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will accrue interest at a fixed rate of 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the execution of the contract. As part of the same agreement, APSA entered into an offer to acquire, construct and operate a shopping center on land property of INCSA located in San Miguel de Tucumán, Province of Tucumán, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other suspensive conditions. The parties determined the value of this transaction to be US$ 1.3 million, of which a de minimis amount was paid in January 2008.

PAMSA-Dot Baires Offices. PAMSA, an APSA subsidiary, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building will be operational in early 2010 and will be our first venture in the rental office corridor in the northern area of the City of Buenos Aires.

Neuquén Project, Province of Neuquén. The main asset of the project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project within a

90-day term. Once such blueprints are registered, a 30-day term starts to run for the Municipality to render an opinion and as soon as the Parties agree on any potential objections raised against the Projects by the Municipality, APSA must start with the works within a 90-day term.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 APSA participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which APSA acts as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating, together with the transfer of the respective concession contract. At June 30, 2009, the concession was in its 208th month with royalties in force for Ps. 12,565 per month.

Caballito Plot of Land, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which APSA purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. APSA is currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property and it has been consented to by the City’s executive branch.

Coto Residential Project. APSA is the owner of an air space of about 24,000 sqm above the Coto hypermarket that is close to our Abasto Shopping Center in the heart of the City of Buenos Aires. APSA and Coto executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. As an event subsequent to the close of the fiscal year ended June 30, 2008, a conditional barter agreement was executed, pursuant to which APSA would transfer to CYRSA 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, CYRSA would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, CYRSA would deliver to us a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, CYRSA would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notify CYRSA of compliance with the conditions precedent. The transaction between CYRSA and us totals US$ 5.9 million.

Beruti Plot of Land. In June 2008, APSA acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Shopping Alto Palermo”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

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

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Under the Argentine Civil Code, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options –leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Despite this restriction, in November 2007, the Judicial Courts authorized APSA to enter into a lease agreement with Wal Mart Argentina SRL for a term of 30 years. This exception was authorized taking into consideration the size of the investment required and the amount of time that was necessary to recoup this investment. In June 2008, APSA requested the judicial courts a new authorization to enter into a lease agreement with Falabella for a term of 30 years. In August 2008, the judicial courts rejected the request and in November 2008 APSA appealed this decision. In June 2009, the Appeal Court also rejected APSA’s request and as a result such matter has been concluded.

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

While current argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas]. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” where lessees fail to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the instrument of the debt itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to evictions proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

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

The registration of the intention to sell the property in subdivided plots in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible in connection with unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots, although creditors may be judicially compelled to agree to the division.

The preliminary registration with the Real Estate Registry of the purchase instrument must be made within 30 days of execution of the agreements.

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

The Argentine Government has tried to avoid the massive foreclosure of mortgages since the 2001 crisis. The Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 additional by law Nº 25,589 and afterwards for 90 additional days more by Law No. 25,640 dated September 2002, expiring on February 2003.

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

The mediation procedure was voluntary and free. Proposals and negotiations made by the parties were subject to the confidentiality of ordinary mediations. The mediation procedure in no case shall result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

The Legal Emergency Units should try to approximate the parties’ proposals to reach an agreement enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Emergency Legal Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term

On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in May 2003. On September 2003,

several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property was suspended until December 2006.

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust (paid by the Argentine Government) which would purchase the mortgage debts and reschedule the maturity date. Financial institutions were given until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion to this system. This term was extended twice first by Decree No. 352/2004 for a period of sixty days and then by Law No. 26,062 effective as of November 4, 2005, which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103.

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

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

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

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010 and Law No. 26,361, regulates different aspects of the business known as “credit card system.” The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping” issued by Tarshop.

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

As the consolidated annual sales volume of APSA and IRSA exceed Ps.200.0 million, we should give notice to the Antitrust Authority of any concentration provided for by the Antitrust Law.

After we sold the Edificio Costeros, dique II, we asked on November 20, 2009 if it was necessary to notify this operation.

After we sold Reconquista 823/41 on April 27, 2009, we asked the Antitrust Authority if it was necessary to notify this operation. On August 14, 2009, the Antitrust Authority informed us that it was not necessary to report this sale.

After our acquisition of Bouchard 557, we asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised us that we were in fact required to notify it, and the pertinent court ratified such decision. Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. On June 10, 2009, the Antitrust Authority authorized the acquisition of Bouchard 557.

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

On January 22, 2008, APSA requested the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center. As of the date of this filing, the Antitrust Authority has not reached a decision.

On December 3, 2009, APSA requested the Antitrust Authority’s clearance for the transfer of the shares of Arcos Gourmet. As of the date of this filing, the Antitrust Authority has not reached a decision.

Environment. Our activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall see to the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of a compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and artificial persons.

On August 6, 2009, the CNV issued General Resolution No. 559/2009 (“General Resolution No. 559/2009”) providing for the rules applicable to listed companies whose corporate purpose comprise activities regarded as risky for the environment, in order to keep the shareholders, investors and the general public informed about the fulfillment of current environmental regulations. As of the date hereof, such Resolution has not been regulated as provided for therein.

One of our goals is that business be conducted at all times consistently with environmental laws and regulations.

For more information see Item 3 “Risk Factors - Risk related to our Business - Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

C. Organizational Structure

The following is our organizational chart showing our principal subsidiaries, as of June 30, 2009:

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2009.

Subsidiary	Activity	Country of incorporation	Ownership percentage(1)	Voting power percentage(1)	Total revenues percentage
Ritelco S.A.	Investment	Uruguay	100%	100%	0.00%
Patagonian Investment S.A.	Investment	Argentina	100%	100%	0.00%
Palermo Invest S.A.	Investment	Argentina	100%	100%	0.00%
Solares de Santa María S.A.	Real estate	Argentina	90%	90%	0.08%
CYRSA S.A.(4)	Real estate	Argentina	50%	50%	0.00%
Pereiraola S.A.I.C.I.F.y A.	Real estate	Argentina	100%	100%	0.00%
Inversora Bolivar S.A.(3)	Real estate	Argentina	100%	100%	7.13%
Hoteles Argentinos S.A.	Hotel	Argentina	80%	80%	3.04%
Llao Llao Resorts S.A.	Hotel	Argentina	50%	50%	4.96%
Rummaala S.A.(4)	Real estate	Argentina	50%	50%	0.00%
Alto Palermo S.A.	Shopping Centers	Argentina	63.34%	63.34%	52.64%
Quality Invest S.A.	Real estate	Argentina	100%	100%	0.00%
E-Commerce Latina S.A.	Investment	Argentina	100%	100%	0.00%
Tyrus S.A.	Investment	Uruguay	100%	100%	0.06%
Financel Communications S.A. (5)	Electronic Payments of goods and services	Argentina	—	—	0.00%
Canteras Natal Crespo S.A.(2)	Real estate	Argentina	50%	50%	0.00%

(1)	It does not contemplate irrevocable contributions.
(2)	We have joint control of Canteras Natal Crespo S.A., a land reserve for a future development, with ECIPSA.
(3)	Percentage of total revenues based upon Inversora Bolivar’s consolidated results which include those of Nuevas Fronteras S.A.
(4)	We have joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões.
(5)	Formed in August 2007 and sold for the minimum consideration in December 2008 without having started its operations.

We have a significant interest in Banco Hipotecario, an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2009, we owned 21.34% (without considering treasury shares) of Banco Hipotecario, and 16.34% of such ownership was through our subsidiaries Ritelco S.A., Inversora Bolívar S.A., E-Commerce Latina S.A. and Tyrus S.A. Also, as of June 30, 2009, the voting power held by us, Ritelco S.A., Inversora Bolívar S.A., E-Commerce Latina S.A. and Tyrus S.A. in Banco Hipotecario was 33.30%.

D. Property, Plant and Equipment

Property

As of June 30, 2009, all of our property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector and shopping centers) was located in Argentina. We lease our headquarters, located at Bolívar 108, C1066AAD Buenos Aires, Argentina, pursuant to a lease agreement that expire on February 28, 2014. We do not currently lease any material properties other than our headquarters.

The following table sets forth certain information about our properties:

Property (10)	Date of Acquisition	Leaseable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance		Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (11)
Intercontinental Plaza(3)	11/18/97	22,535	City of Buenos Aires	86,517	—		—	—	—	—	Office Rental	100.0%
Dock del Plata	11/15/06	3,985	City of Buenos Aires	12,691	—		—	—	—	—	Office Rental	80.0%
Bouchard 710	06/01/05	15,014	City of Buenos Aires	66,283	—		—	—	—	—	Office Rental	100.0%
Bouchard 551	03/15/07	23,378	City of Buenos Aires	152,898	—		—	—	—	—	Office Rental	95.7%
Libertador 498	12/20/95	7,433	City of Buenos Aires	27,199	—		—	—	—	—	Office Rental	100.0%
Maipú 1300	09/28/95	10,280	City of Buenos Aires	39,670	—		—	—	—	—	Office Rental	100.0%
Madero 1020	12/21/95	114	City of Buenos Aires	269	—		—	—	—	—	Office Rental	100%
Suipacha 652/64	11/22/91	11,453	City of Buenos Aires	11,388	Mortgage	(7)	—	—	—	—	Office Rental	100.0%
Edificios Costeros	03/20/97	6,389	City of Buenos Aires	17,373	—		—	—	—	—	Office Rental	59.1%
Costeros Dique IV	08/29/01	5,437	City of Buenos Aires	19,699	—		—	—	—	—	Office Rental	89.7%
Edificio República	04/28/08	19,884	City of Buenos Aires	224,478	Mortgage		101,937	Abr-13	25,162	annual nominal 12% over balances	Office Rental	63.7%
Dique IV	12/02/97	11,298	City of Buenos Aires	66,984	—		—	—	—	—	Office Rental	89.2%
Av. De Mayo 595/99	08/19/92	1,958	City of Buenos Aires	4,723	—		—	—	—	—	Office Rental	100.0%
Av. Libertador 602	01/05/96	638	City of Buenos Aires	2,633	—		—	—	—	—	Office Rental	100.0%
Rivadavia 2768	09/19/91	274	City of Buenos Aires	243	—		—	—	—	—	Office Rental	0.0%
Sarmiento 517	01/12/94	39	City of Buenos Aires	355	—		—	—	—	—	Office Rental	0.0%
Constitución 1111	06/16/94	312	City of Buenos Aires	940	—		—	—	—	—	Commercial Rental	0.0%
Torre BankBoston	08/27/07	15,891	City of Buenos Aires	157,894	—		—	—	—	—	Office Rental	100.0%
Museo Renault	12/06/07	1,275	City of Buenos Aires	4,877	—		—	—	—	—	Commercial Rental	100.0%
Santa María del Plata	07/10/97	60,100	City of Buenos Aires	12,496	—		—	—	—	—	Others Rentals	100.0%

Property (10)	Date of Acquisition	Leaseable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (11)
Thames(3)	11/01/97	33,191	Province of Buenos Aires	3,899	—	—	—	—	—	Others Rentals	100.0%
Constitución 1159	01/16/94	2,072	City of Buenos Aires	5,173	—	—	—	—	—	Others Rentals	100.0%
Other Properties(8)	N/A	N/A	City and Province of Bs. As.	3,234	—	—	—	—	—	Office Rental	N/A
Alto Palermo Shopping(4)	11/23/97	18,635	City of Buenos Aires	156,665	—	—	—	—	—	Shopping Center	100.0%
Abasto(4)	07/17/94	37,604	City of Buenos Aires	172,586	—	—	—	—	—	Shopping Center	99.8%
Alto Avellaneda(4)	12/23/97	37,298	City of Avellaneda	84,624	—	—	—	—	—	Shopping Center	100.0%
Paseo Alcorta(4)	06/06/97	14,385	City of Buenos Aires	74,020	—	—	—	—	—	Shopping Center	97.9%
Patio Bullrich(4)	10/01/98	11,741	City of Buenos Aires	96,903	—	—	—	—	—	Shopping Center	99.6%
Alto Noa(4)	03/29/95	18,851	City of Salta	23,081	—	—	—	—	—	Shopping Center	99.9%
Buenos Aires Design(4)	11/18/97	13,750	City of Buenos Aires	11,306	—	—	—	—	—	Shopping Center	98.8%
Alto Rosario Shopping (4)	11/09/04	28,640	City of Rosario	79,436	—	—	—	—	—	Shopping Center	95.0%
Mendoza Plaza Shopping (4)	12/02/94	41,118	City of Mendoza	85,294	—	—	—	—	—	Shopping Center	96.8%
Córdoba Shopping Villa Cabrera(4)	12/31/06	15,789	City of Córdoba	69,195	Anticresis	—	—	—	—	Shopping Center	96.4%
Dot Baires Shopping (4)	12/01/06	49,731	City of Buenos Aires	557,852	—	—	—	—	—	Shopping Center	99.9%
Neuquén Project(4)	07/06/99	N/A	Province of Neuquén	12,127	—	—	—	—	—	Shopping Center (in construction)	N/A
Puerto Retiro(3)	05/18/97	82,051	City of Buenos Aires	54,380	—	—	—	—	—	Land Reserve	N/A
Santa María del Plata	07/10/97	352,403	City of Buenos Aires	139,748	—	—	—	—	—	Land Reserve	N/A
Pereiraola(5)	12/16/96	1,299,630	Province of Buenos Aires	21,717	—	—	—	—	—	Land Reserve	N/A
Terreno Torres de Rosario (4)	04/30/99	31,000	City of Rosario	15,577	—	—	—	—	—	Land Reserve	N/A
Canteras Natal Crespo	07/27/05	4,300,000	Province of Córdoba	5,705	—	—	—	—	—	Land Reserve	N/A
Terreno Beruti (4)	06/24/08	3,207	City of Buenos Aires	52,715	Mortgage	16,896	Feb-10	16,986	not accrues interests	Land Reserve	N/A

Property (10)	Date of Acquisition	Leaseable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (11)
Patio Olmos (4)	09/25/07	5,147	Province of Córdoba	32,949	—	—	—	—	—	Land Reserve	N/A
Others Reserves of Land(6)	N/A	15,266,466	City and Province of Buenos Aires	81,987	—	—	—	—	—	Land Reserve	N/A
Residential apartments, communities and others(9)	N/A	N/A	City and Province of Bs.As.	187,156	—	—	—	—	—	Residential apartments and others	N/A
Hotel Llao Llao	06/01/97	24,000	City of Bariloche	74,191	—	—	—	—	—	Hotel	53.9%
Hotel Intercontinental (3)	11/01/97	37,600	City of Buenos Aires	47,749	—	—	—	—	—	Hotel	71.9%
Hotel Sheraton Libertador	03/01/98	17,463	City of Buenos Aires	37,778	Mortgage	20,211	Mar-10	19,251	Libor 6M + 700 pb	Hotel	82.8%
Bariloche Plot of Land	12/01/06	N/A	Province of Rio Negro	21,900	Mortgage	1,930	Dic-09	326	Fix Rate 7%	Hotel	N/A

(1)	Total leaseable area for each property. Excludes common areas and parking spaces.
(2)	Cost of acquisition or development (adjusted as discussed in Note 2.c. to the consolidated financial statements), plus improvements, less accumulated depreciation, less allowances.
(3)	Through IBSA.
(4)	Through Alto Palermo.
(5)	Directly through IRSA and indirectly through IBSA.
(6)	Includes the following land reserves: Pilar and Terreno Torre Jardín IV (through IRSA), Terreno Pontevedra; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, advance purchase San Luis and Merlo (through IBSA), Zetol and Vista al Muelle (through Liveck) and Terreno Caballito, the Coto project, C. Gardel 3128/34, Agüero 596, Zelaya 3102 and Conil (through Alto Palermo).
(7)	As security for compliance with the construction of the future building to be constructed in a plot of land in Vicente Lopez, Province or Buenos Aires and transfer of the future units, the company’s property located at Suipacha 652 was mortgaged.
(8)	Includes the following properties: Abril and Alto Palermo Park (through and Inversora Bolivar).
(9)	Includes the following properties: Torres Renoir I, Torres Jardín, Edificios Cruceros, San Martín de Tours, Rivadavia 2768, Swap receivables Terreno Caballito (Cyrsa), Swap receivables Terreno Caballito (KOAD) Torre Caballito, Horizons, Abril/Baldovinos and Benavidez.
(10)	All assets are owned by IRSA or through any our subsidiary.
(11)	Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.

Insurance

We carry insurance policies with insurance companies that we consider to be financially sound. We purchase multiple peril insurance for the shopping centers covering fire and negligence liability, electrical or water damages, theft and business interruption. We have submitted a limited number of claim reports under the shopping center insurance, including a claim for a reported loss caused by fire in Alto Avellaneda Shopping on March 5, 2006 and, as of this date, we have been able to recover substantially all such claims from the insurance companies.

In our Development and Sale of Properties segment, we only maintain insurance when we retains ownership of the land under development or when we develop the property ourselves. Our liability and fire insurance policies cover potential risks such as property damage, business interruption, fire, falls, collapse, lightning and gas explosion. Such insurance policies contain specifications, limits and deductibles which we believe are customary. We maintain insurance policies for our properties after the end of construction only if we retain ownership, primarily in the Offices and Other Properties segment.

We carry insurance for directors and officers covering management’s civil liability, as well as legally mandated insurance, including employee personal injury. We do not provide life or disability insurance for our employees as benefits. We believe our insurance policies are adequate to protect us against the risks for which we are covered. Nevertheless, no assurances can be given that the insurance amount purchased by us will be enough to protect ourselves from significant losses. See “Risk Factors—Risks Related to our Business.” Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

Item 4	A. Unresolved Staff Comments.

None.

ITEM 5.	Operating and Financial Review and Prospects.

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2009, 2008 and 2007 relate to our fiscal years ended June 30, 2009, 2008 and 2007, respectively.

We maintain our financial books and records in Pesos. We prepare our Consolidated Financial Statements in conformity with Argentine GAAP and the regulations of the CNV which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 29 to our Audited Consolidated Financial Statements included elsewhere in this annual report herein for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income and shareholders’ equity.

Our Results of Operations

Overview

Effects of the Economic Crisis Since 2001

Our historical financial results have been, and are expected to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in Argentina, where most of our assets are located and our operations are performed. From December 2001 through most of 2002, Argentina experienced a crisis that virtually paralyzed its economy and led to radical changes in government policies. Argentina’s trade and fiscal deficits and the rigidity of its fixed exchange rate system (known as the convertibility regime), combined with the country’s excessive reliance on foreign capital and with its mounting external debt, resulted in a deep contraction of the economy and in banking and fiscal crises when capital started to leave the country.

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

During 2004 and 2005, the Argentine economy continued to grow. GDP grew 9.0% in 2004 and 9.0% in 2005 according to the Central Bank’s survey of independent forecasting firms. Inflation remained relatively low in 2004 although it almost doubled to 6.1% from 2003, and it increased to 12.3% during 2005, 9.8% during 2006, 8.5% during 2007 and 4.7% as of the first semester of 2008.

In June 2005, the Argentine government completed a restructuring of a substantial portion of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms.

During 2008, the global economy deteriorated significantly as a consequence of the subprime mortgage crisis. Therefore, Argentina was faced with a global economic downturn and a drop in the level of activity that delayed the pace of growth.

The year 2009 has seen encouraging signs of an economic recovery at the global level. These signs have included increases in the level of activity in certain advanced economies, a reduction in unemployment and improvements in housing prices in the US. This scenario will have an impact on the local situation.

Although Argentina’s economy has recovered significantly from the crisis of 2002, the effects of the global economic slow-down on Argentina cannot be predicted. We cannot assure you that the favorable economic conditions that Argentina has experienced in recent years will continue. See “Risk Factors—Risks Related to Argentina.”

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ since 2002 published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.26%	5.4%

The increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations.

The Wholesale Price Index (“IPIM”) increased by 7.8% in the first ten months of 2009, and the consumer price index increased 5.8% in the first ten months of 2009.

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

Evolution of our Business Segments

Shopping centers

The profitability of our shopping center business is highly sensitive to consumer spending, overall GDP growth in Argentina and availability of financing. The contraction in consumer spending and the greater reliance on informal and low quality products that characterized the Argentine economy during the crisis has been significantly lessened along with an increase in GDP growth. This economic reactivation has significantly increased the revenues of APSA, our subsidiary engaged in shopping center ownership and operation. During the fiscal years ended June 30, 2007, 2008 and 2009, our shopping center revenues were Ps.270.3 million, Ps.345.4 million and Ps.396.7 million, respectively.

Consumer financing

Tarshop is a subsidiary of APSA through which we have rolled out a credit card and personal loan consumer financing business. Economic reactivation and the consequent increase in consumer spending have been fueling the growth in this business as in the case of the Shopping center segment. Conceived originally as a marketing tool intended to stimulate sales at our shopping centers, Tarshop’s credit card business has extended beyond our shopping centers, becoming one of the fastest growing consumer financing businesses in the consumer financing industry in Argentina. As of June 30, 2009, Tarshop had 855,000 customer accounts of which 422,000 had unpaid balances, an average indebtedness of Ps. 1,438 per account. Total portfolio amounted to Ps. 819.0 million, 59.3% of which was securitized through the Tarjeta Shopping Financial Trusts Program. During the fiscal years ended June 30, 2007, 2008 and 2009, the revenues of our Consumer financing segment were Ps.213.0 million, Ps.291.0 million and Ps.236.8 million, respectively.

As a result of the current international financial scenario, during the first six months of fiscal year 2009 we have observed a high volatility in interest rates and increases in systemic delinquency, affecting the performance and financing of the consumer financing business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a deceleration in private consumption, have forced us to review the general economic and the business prospects of Tarshop. During fiscal year 2009 we improved Tarshop’s capital base and operating performance in order to consolidate our position in the industry. In light with the gradual recovery of the markets, uncollectability and delinquency rates slightly improved for the three-months period ended September 30, 2009, generating a net gain of Ps. 1.8 million in the Consumer financing segment. For more information about our Consumer financing segment, please see “Recent Developments” section.

Development and sale of properties

Demand for new residential units is influenced by a number of factors, including employment rates, short-term and long-term interest rates, availability of government-sponsored and private mortgage financing programs and products, consumer confidence, governmental policies, demographic factors and, to a lesser extent, changes in property taxes, energy costs and federal income tax rates. In addition, the feasibility of developing and marketing new residential units depends on a number of factors such as the inventory of existing units, zoning restrictions, government policies, cost and availability of land, construction and sales costs and the availability of financing on reasonable terms, among other factors. At the time of the crisis, residential sales came to a virtual standstill and real estate prices fell sharply. During the last five years, the market has begun to recover, making gradual progress. This continuing market stabilization accounts for much of the revenue increase in our Development and sale of properties segment. During the fiscal years ended June 30, 2007, 2008 and 2009, our Development and sale of properties segment had revenues of Ps.75.8 million, Ps. 196.8 million and Ps. 280.4 million, respectively.

Office and other non-shopping center rental properties

The profitability of Offices and other non-shopping center rental properties segment is similarly affected by the macroeconomic factors described above. Favorable market conditions and the incidence of bankruptcy are also closely related to levels of vacancy and to the price at which we can lease our premises which in turn adversely affect our revenues in this segment. During the 2001 Argentine economic crisis and its aftermath, few development projects were built in Argentina. However, demand for office space and rental properties has increased substantially during the last five years, significantly raising prices. During the fiscal years ended June 30, 2007, 2008 and 2009, our Offices and other non-shopping center rental properties segment had revenues of Ps.57.1 million, Ps.102.2 million and Ps. 147.7 million, respectively.

Hotel operations

The revenues from our hotel business are also highly sensitive to market conditions. For example, the devaluation of the Peso following the repeal of the Convertibility Law made Argentina a less expensive, and therefore a more attractive, tourist destination, significantly increasing the influx of foreign tourists. The appreciation of foreign currency also rendered domestic travel destinations more appealing to the Argentinians, many of whom replaced foreign travel with local travel. During fiscal years ended June 30, 2007, 2008 and 2009, our Hotel operations segment had revenues of Ps.122.7 million, Ps.148.8 million and Ps. 158.9 million, respectively.

Factors Affecting Comparability of Results of Operations

Described below are certain considerations that will facilitate an understanding of our overall operating results. These factors are based upon the information which is currently available to us and do not represent all of the factors that are relevant to an understanding of our current and future results of operations.

Recent results on equity investees

As of June 30, 2009 we owned 21.34% of Banco Hipotecario (without considering treasury shares), Argentina’s leading mortgage lender and provider of mortgage-related insurance and mortgage loan services. Banco Hipotecario restructured its financial debt in 2004 and has recorded attractive results from its operations since then. For the fiscal years ended June 30, 2007, 2008 and 2009, our investment in Banco Hipotecario generated a gain of Ps.41.4 million, a loss of Ps.12.4 million and a gain of Ps.142.1 million, respectively. The results we recorded in our 2007, 2008 and 2009 fiscal years represented 38.6%, (22.6%) and 89.6%, respectively, of our consolidated net income for such years, but we cannot assure that the investment in Banco Hipotecario will generate similar gains, if any, in the future.

Variability of results due to substantial property acquisitions and dispositions

The development and sale of large residential and other properties does not yield a stable, recurring stream of revenue. On the contrary, large acquisitions and sales significantly affect revenues for a reporting period, making it difficult to compare our year-to-year results. For example, the Ps.74.5 million sale of all the units in the building “Laminar Plaza” and the Ps.53.8 million sale of all the units in Torre Renoir building have significantly impacted our results for our 2009 fiscal year. Our historical revenues have varied from period to period depending upon the timing of sales of properties, and our future period-on-period results of operations are likely to continue to vary, perhaps significantly, as a result of periodic acquisitions and dispositions of properties.

Critical Accounting Policies and Estimates

In connection with the preparation of our Consolidated Financial Statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms our judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	revenue recognition;

•	investments in Certificates of Participation (“CPs”);

•	business combinations;

•	fixed assets, net;

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	debt restructuring;

•	deferred income tax;

•	minimum presumed income tax (“MPIT”); and

•	negative goodwill, net.

Revenue recognition

We primarily derive our revenues from domestic office space and shopping center leases and services operations, from the development and sale of properties, from consumer financing operations and from hotel operations. See Note 6 of our Consolidated Financial Statements for more details on our Business Segments.

Accounting for real estate barter transactions. During the years ended June 30, 2009 and 2008 we entered into certain non-monetary transactions with third parties pursuant to which we sold plots of land in the ordinary course of business in exchange for cash and/or other real estate properties. Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss was recognized at the time of the exchange. We believe that this accounting policy is a “critical accounting policy” because the impact of accounting for real estate barter transactions under this method could have a material effect on our consolidated balance sheet as well as on our results of operations.

Recognition of inventories at net realizable value. Inventories, on which we received payments in advance that establish the sales price and the terms and conditions of the contract assuring the closing of the transaction and the realization of the gain, are valued at net realizable value. At June 30, 2009, payments for Ps.12.1 million were valued according to these criteria, which were principally applied to the following developments: Torre Renoir Dock III for Ps.5.5 million, “Torres Caballito” for Ps.5.0 million and Dock 13 for Ps. 1.3 million. We believe that the accounting policy related to recognition of inventories at net realizable value is a “critical accounting policy” because the impact of accounting under this method could have a material effect on our consolidated balance sheet as well as on our results of operations.

Leases and services from shopping center operations. We account for our leases with tenants as operating leases. We generally charges tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Certain of our lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, we do not recognize contingent rents until the required thresholds are exceeded.

Our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties of one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charges our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. We recognize administration fees monthly when earned. In addition to rent, we generally charge tenants admission rights. Admission rights are non-refundable admission fees that tenants may be required to pay upon entering into a lease or upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. We recognize admission rights using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

We also derive revenues for parking lot fees charged to visitors. We recognize parking revenues as services are performed.

Leases and services from offices and other non-shopping center rental properties. We account for our leases with tenants as operating leases. We charge tenants a base rent on a monthly basis. We recognize rental income on a straight-line basis over the term of the leases and unpaid rents are included in accounts receivable in the Consolidated Financial Statements.

Development and sale of properties. We record revenue from the sale of properties when all of the following criteria are met: (a) the sale has been consummated (a sale is not considered consummated until (i) the parties are bound by the terms of a contract, (ii) all consideration has been exchanged, (iii) any permanent financing for which the seller is responsible has been arranged and (iv) all conditions precedent to the closing have been performed); (b) we determine that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property (the adequacy of a buyer’s initial investment is measured by (i) its composition and (ii) its size compared with the sales value of the property); (c) our receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer); and (d) we have transferred to the buyer the risk and rewards of ownership and do not have a continuing involvement in the property.

We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into purchase and sale agreements. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction affected under contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as significant construction activities have begun and substantial advance payments have been received according to parameters estimated by us.

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

Consumer financing. We derive revenues from credit card transactions which primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by us; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; and (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis and (iv) revenues from the interest generated by the financing and lending activities that are recognized by application of the accrual-based accounting method.

Hotel operations. We recognize revenues from occupation of rooms, catering, and restaurant services as earned at the close of each business day.

Investments in Certificates of Participation (“CPs”)

APSA enters into ongoing revolving-period securitization programs, through which Tarshop, a majority-owned subsidiary of APSA, transfers credit card receivables to the trust in exchange for cash and retained interests in the trust.

CPs are carried at their equity value based on financial statements issued by the trusts, less allowances for impairment if the carrying value exceeds their estimated recoverable value and classified as investments.

We believe that this accounting policy is a “critical accounting policy” because fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding prepayments, discount rates, estimates of future cash flows and future expected loss experience. Changes in these assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, APSA’s fair values should not be compared to those of other companies.

Business combinations

Significant acquisitions are accounted for under the purchase method of accounting. Under the purchase method, the purchase price is allocated to tangible and intangible assets and liabilities based on their respective fair values in accordance with the provisions of RT No. 18. In making estimates of fair values, management utilizes a number of various sources.

When we acquire properties, for fair value estimation purposes, we also consider information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. We allocate a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally we determine the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management’s determination of the relative fair values of the respective in-place lease values. Our estimates are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. We also estimate costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant. We have not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset. As far as banking operations are concerned, identifiable intangible assets comprised of core deposits intangibles and customer relationship intangibles, represent the net present value of the future economic.

Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by us.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c. to the Consolidated Financial Statements), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. We capitalize financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 86.5 million, Ps. 10.5 million and Ps. 7.1 million for the years ended June 30, 2009, 2008 and 2007, respectively, mainly in connection with the construction of the Dot Baires Shopping, Shopping Alto Rosario and Dique IV.

During the year ended June 30, 2002, 2003 and 2005 we recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the Consolidated Statements of Income. The balance of allowance for impairment of fixed assets amounts to Ps. 3.9 million, Ps. 5.0 million and Ps. 7.6 million for the years ended June 30, 2009, 2008 and 2007, respectively.

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

Provisions for allowances and contingencies

We provide for losses relating to mortgage and accounts receivable. The allowance for losses is based on the management’s assessment of various factors, including the customers’ credit risk, historical trends and other information. Although management uses the information available to make assessments, future adjustments to the allowances may be necessary if future economic conditions differ substantially from the assumptions used at the time of the determination. Management has considered all events and/or transactions subject to reasonable and standard estimation procedures. The consolidated financial statements reflect these considerations.

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

We believe that this accounting policy is a “critical accounting policy” because if the future conditions were materially different from the assumptions used to make the assessments, it might cause a material effect on our consolidated financial statements.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when its recoverable value (the value in use or its net realizable value, whichever is greater), is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the assets less costs to sell.

Under Argentine GAAP a previously recognized impairment loss is reversed when there is a subsequent change in estimates used to compute the recoverable value of the asset. In that event, the new carrying value of the asset is the lower of its fair market value or the net carrying value the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. U.S. GAAP prohibits the reversal of a previously recognized impairment charge.

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

As of June 30, 2002, we had revised our assets in all segments to detect impairments resulting from the continued deterioration of the Argentine economy. Therefore, as of June 30, 2002 we had recognized an impairment of Ps.140.6 million. During the years ended June 30, 2003, 2005, and 2008 we recognized impairment losses for a total of Ps.14.0 million, Ps.0.2 million and Ps.0.03 million, respectively. As a result of the increase in the market values of assets for which we had recognized impairment losses, during the fiscal years ended June 30, 2003, 2004, 2005, 2006, 2007, 2008 and 2009 we partially reversed impairment losses, and recognized gains for Ps.25.4 million, Ps.63.0 million, Ps.28.2 million, Ps.12.6 million, Ps.2.6 million, Ps.2.7 million and Ps.1.1 million, respectively.

The fair market value of our office and rental properties was determined following the rent value method, taking into consideration each property’s current cash flow, our vacancy amounts and tax impact, and the cash flow was projected for the remaining useful live of each property considering a lease growth rate ranging from 6% to 8% per annum and a projected stable vacancy of 5%. In addition, comparability with other properties in the market and our historic vacancy rates were considered. The price per square meter of our properties varies according to the category and type of building, and to each property’s idiosyncratic traits. Vacancy rates continue to be extremely low, with rates of 2% over the stock. Moreover, we currently believe that a significant amount of new office space, comparable to our existing buildings, is not likely to become available in the City of Buenos Aires during the next two or three fiscal years. All discounted cash flow exercises were made considering the impact of depreciation and income tax, i.e., net of taxes. For buildings we consider to be Class A (those having the best location and condition) the average price per square meter used was between Ps.83 and Ps.135 per square meter per month, while for buildings we consider to be Class A/B (having very good location and/or condition) the average price was between Ps.55 and Ps.72 per square meter per month, and for buildings we consider Class B/C (those having good location and/or condition) it was Ps.37 per square meter per month.

With respect to our Hotel operations segment, the discounted cash flows methodology was applied by taking the forecasts of each hotel’s cash flow over our remaining useful life and discounting such estimated amounts at rates according to risk, location and other relevant factors. The cash flows to be discounted considered revenues per room, per guest, per additional charge as well as the fixed and variable expenditures related to the transaction. Rate increases and occupancy variations were estimated based on the information supplied by each hotel’s management and comparing them to industry-specific data in the local market. We believe that tourism activities and related industries in Argentina have increased at a lower rate than in previous years, by 8% to 12% over the last 12 months, yet above worldwide figures, according to inbound traveling and spending statistics provided by the National Tourism Agency. Seasonal or exceptional issues that adversely impacted on the result of hotel occupancy rates for the last year were not considered in the analyses.

Shopping centers were valued according to the rent value method. We calculated discount rates considering each property’s location, the comparability with other properties in the market, our historic rental income, vacancy rates and cash flow. The average discount rates we used ranged between 14.5% and 16.5%, the average price per leasable square meter was Ps.7,043 and the average vacancy rate was calculated taking into consideration a permanent vacancy rate of 5%. As in the case of offices, cash flows of results after income taxes and depreciation were considered, analyzing the periods for the remaining useful life of each asset.

We used the open market method for determining the fair market value of our land reserves and inventories. We estimated the value of each site by taking into consideration the value of the property according to its surface area and location and construction potential, as well as the availability of inventory less cost to sale.

Debt restructuring

Extension of the Alto Palermo’s Convertible Notes’ maturity date. On July 19, 2002, Alto Palermo issued an aggregate amount of US$50.0 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The Convertible Notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares (at a conversion rate that consists in the higher of the result of dividing the Company shares’ par value (Ps.0.1) by the exchange rate and US$0.0324) and originally matured on July 19, 2006. On May 2, 2006 a Meeting of Alto Palermo’s Noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014, leaving the remaining terms and conditions unchanged.

Argentine GAAP requires that an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value, and that amount should be used to determine the extinguishment gain or loss to be recognized.

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

(i) Negative goodwill:

Negative goodwill represents the excess of fair value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquiree, not exceeding 20 years.

(ii) Goodwill:

Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

Business Segment Reporting

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are “Development and sale of properties,” “Offices and other non-shopping center rental properties,” “Shopping centers,” “Hotel operations,” “Consumer financing” and “Financial operations and others.”

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

Consumer financing. We operate a consumer financing business through APSA’s majority-owned subsidiary Tarshop. Consumer financing operations consist primarily of lending and servicing activities relating to the credit card and personal loans products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card and personal loans consumer financing activities through securitization of the receivables underlying the accounts we originate. Our revenues from consumer financing transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance and fees for data processing and printing cardholders’ account statement.

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

Allocation of administrative expenses to business segments

Administrative expenses directly attributable to the Shopping centers, Consumer financing, and Hotel operations segments are directly allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties and the Offices and other non-shopping center rental properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 35.7% and 64.3% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing, and Hotel operations segments) are allocated to the Development and sale of properties and the Offices and other non-shopping center rental properties segments, respectively.

Allocation of results from retained interest in securitized receivables to business segments

APSA’s results from its interest in Tarjeta Shopping trusts are allocated to our Consumer financing segment.

Allocation of results from operations and holding of real estate assets, net

These results are allocated to the segment that generates them.

Allocation of the amortization of goodwill

Includes, principally, the amortization of goodwill generated from (i) the acquisition of APSA, (ii) the acquisition of APSA’s subsidiaries, (iii) the purchase of APSA’s Convertible Notes and (iv) the acquisition of 33% interest in Palermo Invest. The amortization is allocated to the segment that generates the corresponding goodwill.

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

Interest income, interest on discounting assets and liabilities and financial expenses

Only the results generated by APSA, Tarshop, and our hotels are recorded in the Shopping centers, Consumer financing and Hotel operations segments, respectively. The remaining results are prorated among Development and sale of properties, Offices and other non-shopping center rental properties, Shopping centers, Consumer financing, Hotel operations, and Financial operations and others in proportion to the corresponding assets to each segment.

Exchange gain (loss) and other financial results

In the case of Shopping centers, Consumer financing, and Hotel operations, exchange gains (losses) and other financial results are attributed to the segments that give rise to them. The remaining items are recorded in Financial operations and others as they are not directly related to any segment.

Allocation of (Loss) gain on equity investees

(Loss) gain on equity investees is allocated mainly to the Financial operations and others segment.

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

Allocation of income tax and MPIT

The corresponding taxes are allocated to the segment that generates them, with the exception of certain taxes (not related to the Shopping centers, Consumer financing, and Hotel operations segments) that are prorated among the Development and sale of properties, the Offices and other non-shopping center rental properties and the Financial operations and others segments.

The following tables show certain operating data by business segment:

As of and for year ended June 30, 2009	Development and sale of properties	Offices and other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial operations and others	Total
	(in thousand of Ps.)
Statement of Income Data
Revenues	280,362	147,749	396,733	158,913	236,827	—	1,220,584
Costs	(148,318)	(29,330)	(109,275)	(98,889)	(122,694)	—	(508,506)
Gross profit	132,044	118,419	287,458	60,024	114,133	—	712,078
Gain from recognition of inventories at net realizable value	12,056	—	—	—	—	—	12,056
Selling expenses	(2,115)	(11,460)	(29,308)	(16,546)	(176,772)	—	(236,201)
Administrative expenses	(20,867)	(31,547)	(43,247)	(34,888)	(16,780)	—	(147,329)
Net loss from retained interest in securitized receivables	—	—	—	—	(46,012)	—	(46,012)
Gain from operations and holdings of real estate assets, net	51	1,073	—	—	—	—	1,124
Operating income (loss)	121,169	76,485	214,903	8,590	(125,431)	—	295,716
Amortization of negative goodwill, net	455	1,100	47	—	—	—	1,602
Gain on equity investees	1,974	—	40	—	—	59,528 (f)	61,542
Financial results, net	(6,222)	(14,202)	(92,602)	(16,083)	(1,827)	(5,445)	(136,381)
Other income (expenses), net	—	—	3,882	127	(606)	(12,258)	(8,855)

Income (loss) before taxes and minority interest	117,376	63,383	126,270	(7,366)	(127,864)	41,825	213,624
Income tax and MPIT	(41,149)	(16,542)	(53,258)	3,233	37,484	(10,102)	(80,334)
Minority interest	61	—	(22,104)	5,565	41,823	—	25,345
Net income (loss)	76,288	46,841	50,908	1,432	(48,557)	31,723	158,635
Gross margin (b)	0.47	0.80	0.72	0.38	0.48	—	0.58
Operating margin (c)	0.43	0.52	0.54	0.05	(0.53)	—	0.24
Net margin (d)	0.27	0.32	0.13	0.01	(0.21)	—	0.13
Depreciation and amortization (e)	782	23,962	86,643	18,001	5,584	—	134,972
Balance Sheet Data
Operating assets	467,808	940,280	1,831,428	219,158	153,892	—	3,612,566
Non-operating assets	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421
Total assets	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987
Operating liabilities	25,379	122,869	413,381	31,236	136,853	—	729,718
Non-operating liabilities	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226
Total liabilities	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

(a)	includes offices, commercial and residential premises.
(b)	Gross profit divided by revenues.
(c)	Operating income (loss) divided by revenues.
(d)	Net income (loss) divided by revenues.
(e)	Included in operating income (loss).
(f)	Includes Ps. 142.1 million gain generated by Banco Hipotecario and Ps. 82.3 million loss generated by Metropolitan.

As of and for year ended June 30, 2008	Development and sale of properties	Offices and other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial operations and others	Total
	(in thousand of Ps.)
Statement of Income Data
Revenues	196,811	102,159	345,395	148,847	291,030	—	1,084,242
Costs	(150,894)	(26,347)	(99,175)	(84,220)	(103,587)	—	(464,223)
Gross profit	45,917	75,812	246,220	64,627	187,443	—	620,019
Gain from recognition of inventories at net realizable value	2,832	—	—	—	—	—	2,832
Selling expenses	(7,696)	(3,458)	(24,809)	(16,608)	(194,726)	—	(247,297)
Administrative expenses	(21,849)	(22,028)	(39,150)	(29,979)	(9,115)	—	(122,121)
Net loss from retained interest in securitized receivables	—	—	—	—	(1,261)	—	(1,261)
Gain from operations and holdings of real estate assets, net	66	2,604	—	—	—	—	2,670
Operating income (loss)	19,270	52,930	182,261	18,040	(17,659)	—	254,842
Amortization of negative goodwill, net	488	1,782	(390)	—	(242)	—	1,638
Loss on equity investees	(1,065)	—	(33)	(23)	—	(12,088)	(13,209)
Financial results, net	(8,502)	(10,069)	(23,585)	(5,884)	(375)	(28,327)	(76,742)
Other income (expenses), net	—	—	4,975	(5,713)	3,800	(8,704)	(5,642)
Income (loss) before taxes and minority interest	10,191	44,643	163,228	6,420	(14,476)	(49,119)	160,887
Income tax and MPIT	1,820	1,679	(74,992)	(4,010)	(1,522)	(1,087)	(78,112)
Minority interest	1	—	(36,347)	863	7,458	125	(27,900)
Net income (loss)	12,012	46,322	51,889	3,273	(8,540)	(50,081)	54,875
Gross margin (b)	0.23	0.74	0.71	0.43	0.64	—	0.57
Operating margin (c)	0.10	0.52	0.53	0.12	(0.06)	—	0.24
Net margin (d)	0.06	0.45	0.15	0.02	(0.03)	—	0.05
Depreciation and amortization (e)	577	26,274	73,185	13,283	1,888	—	115,207
Balance Sheet Data

Operating assets	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non-operating assets	26,519	57,433	62,649	18,426	21,068	861,419	1,047,514
Total assets	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972
Operating liabilities	25,530	100,430	250,957	33,115	205,671	—	615,703
Non-operating liabilities	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Gross profit divided by revenues.
(c)	Operating income (loss) divided by revenues.
(d)	Net income (loss) divided by revenues.
(e)	Included in operating income (loss).

As of and for year ended June 30, 2007	Development and sale of properties	Offices and other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial operations and others	Total
	(in thousand of Ps.)
Statement of Income Data
Revenues	75,751	57,093	270,266	122,681	212,965	—	738,756
Costs	(57,823)	(17,501)	(91,112)	(68,960)	(59,712)	—	(295,108)
Gross profit	17,928	39,592	179,154	53,721	153,253	—	443,648
Gain from recognition of inventories at net realizable value	20,737	—	—	—	—	—	20,737
Selling expenses	(12,846)	(4,376)	(22,346)	(12,175)	(117,105)	—	(168,848)
Administrative expenses	(19,624)	(16,827)	(32,717)	(26,893)	(6,766)	—	(102,827)
Net income from retained interest in securitized receivables	—	—	—	—	3,254	—	3,254
(Loss) gain from operations and holdings of real estate assets	(18)	1,845	741	—	—	—	2,568
Operating income	6,177	20,234	124,832	14,653	32,636	—	198,532
Amortization of negative goodwill, net	286	1,044	(2,802)	—	—	—	(1,472)
(Loss) gain on equity investees	(491)	—	(818)	(412)	—	41,747	40,026
Financial results, net	(7,088)	(6,256)	(28,190)	(5,268)	825	50,076	4,099
Other (expenses) income, net	—	—	(6,382)	160	3,034	(10,912)	(14,100)
(Loss) income before taxes and minority interest	(1,116)	15,022	86,640	9,133	36,495	80,911	227,085
Income tax and MPIT	(11,786)	(1,987)	(40,798)	(3,102)	(15,455)	(14,411)	(87,539)
Minority interest	(4)	(326)	(22,000)	(1,400)	(8,719)	—	(32,449)
Net (loss) income	(12,906)	12,709	23,842	4,631	12,321	66,500	107,097
Gross margin (b)	0.24	0.69	0.66	0.44	0.72	—	0.60
Operating margin (c)	0.08	0.35	0.46	0.12	0.15	—	0.27
Net margin (d)	(0.17)	0.22	0.09	0.04	0.06	—	0.14
Depreciation and amortization (e)	39	17,309	67,046	12,358	1,297	—	98,049
Balance Sheet Data
Operating assets	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non-operating assets	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899
Operating liabilities	31,472	83,073	199,616	23,304	165,713	—	503,178
Non-operating liabilities	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Gross profit divided by revenues.
(c)	Operating income divided by revenues.
(d)	Net (loss) income divided by revenues.
(e)	Included in operating income.

Results of Operations for the Fiscal Years ended June 30, 2008 and 2009.

Revenues

Revenues grew by 12.6%, from Ps. 1,084.2 million for the fiscal year 2008 to Ps. 1,220.6 million in fiscal 2009 as further described below on a segment-by-segment basis.

Development and sale of properties

Revenues of the Development and sale of properties segment increased by 42.5% from Ps. 196.8 million for the fiscal year 2008 to Ps. 280.4 million in fiscal year 2009. Revenues in this segment often vary from period to period due to: (i) the quantity and prices of the properties sold and (ii) the properties being constructed and the degree of progress of said projects.

Revenues for the 2008 fiscal year included (i) the sales of 29.9% over the Bouchard Plaza building, commonly known as “Edificio La Nación”, for Ps. 108.4 million; (ii) the sale of Parcel Y at Dock III for Ps. 56.6 million; (iii) a barter agreement through which a plot of land in the project known as “Terreno Caballito” was exchanged for home units and parking lots appraised at Ps. 19.2 million and (iv) a barter agreement through which a plot of land in the project known as “Terreno Rosario” was exchanged for home units and parking lots appraised at Ps. 3.4 million. During fiscal year 2009, revenues were mainly due to: (i) the sale of all the units in the building “Laminar Plaza” for Ps. 74.5 million; (ii) the sale of all the units in Torre Renoir building for Ps. 53.8 million; (iii) the sale of 8 functional units at Dock del Plata for Ps. 42.1 million; (iv) the sale of 4 stories at the building located at Av. Del Libertador 498 for Ps. 36.4 million and (v) the sale of Reconquista 823 building for Ps. 31.5 million.

Offices and other non-shopping center rental properties

Revenues in the Offices and other non-shopping center rental properties segment grew by 44.6%, up from Ps. 102.2 million for the fiscal year 2008 to Ps. 147.7 million in fiscal year 2009. This increase was mainly due to a Ps. 43.6 million increase in revenues from office rentals from Ps. 97.9 million in fiscal year 2008 to Ps. 141.5 million in fiscal year 2009. This Ps. 43.6 million increase in revenues was mainly due to increased leased space in our Class A office buildings (mainly for Edificio República´s Leases) coupled with increased prices per leasable square meter.

Shopping centers

Revenues in the Shopping centers segment rose by 14.9% from Ps. 345.4 million for the fiscal year 2008 to Ps. 396.7 million in fiscal year 2009. This rise was in turn mainly due to a Ps. 44.3 million increase in revenues from rentals and admission fees owing to: (i) the rise in the average price per square meter, (ii) new revenues due to the opening of the Dot Baires Shopping and (iii) a 13.3% rise in the total sales of our tenants, which rose from Ps. 3,702.3 million during the fiscal year ended on June 30, 2008 to Ps. 4,194.2 million in the fiscal year ended June 30, 2009, which in turn resulted in an increase in percentage leases. The average occupancy rate at our Shopping centers sustained a slight decrease, down from 99.3% during fiscal 2008 to 98.5% during fiscal 2009.

Hotel operations

Revenues in the Hotel operations segment rose by 6.8% from Ps. 148.8 million for the fiscal year 2008 to Ps. 158.9 million in fiscal year 2009, mainly owing to: an increase in the average price per room at the hotels, offset by a drop in the average occupancy rate which decreased from 76.0% in fiscal 2008 to 69.8% in fiscal 2009.

Consumer financing

Revenues in the Consumer financing segment diminished by 18.6%, down from Ps. 291.0 million during fiscal 2008 to Ps. 236.8 million during fiscal year 2009. This was due to decreases in: (i) sales at retail stores and supermarkets; (ii) the loans granted; (iii) the cards issued and (iv) the number of statements of account issued.

Costs

Costs rose by 9.5%, up from Ps. 464.2 million for the fiscal year 2008 to Ps. 508.5 million in fiscal year 2009, due to the increased costs posted by the segments Consumer financing, Hotel operations, Shopping centers and Offices and other non-shopping center rental properties.

Development and sale of properties

The costs associated with the Development and sale of properties segment decreased by 1.7% down from Ps. 150.9 million for the fiscal year 2008 to Ps. 148.3 million in fiscal 2009. The costs associated with this segment often reflect significant variations between periods, according to: (i) the number and prices of the properties sold, (ii) the properties being constructed and the degree of progress of said projects.

The costs incurred in fiscal year 2009 were mainly due to: (i) the sale of the Laminar Plaza building, for Ps. 29.6 million; (ii) the sale of all the units at Torre Renoir, for Ps. 49.4 million; (iii) the sale of 8 functional units at Dock del Plata, for Ps. 13.3 million; (iv) the sale in the course of the fiscal year of 4 floors at the building located at Av. Del Libertador 498, for Ps. 12.0 million and (v) the sale of the building located at Reconquista 823, for Ps. 18.8 million.

The costs associated with the Development and sale of properties segment as a percentage of this segment’s revenues decreased from 76.7% during fiscal year 2008 to 52.9% during fiscal year 2009.

Offices and other non-shopping center rental properties

The costs in the Offices and other non-shopping center rental properties segment rose by 11.3%, from Ps. 26.3 million for the fiscal year 2008 to Ps. 29.3 million in fiscal year 2009. Depreciation constitutes the principal component of cost for this segment.

The increase in costs for the fiscal year 2009 when compared to fiscal year 2008 was mainly due to the increase in real property maintenance expenses which were Ps. 2.4 million and to the increase in depreciation which amounted to Ps. 2.1 million.

The costs associated with the Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues dropped, from 25.8% during fiscal year 2008 to 19.9% during fiscal year 2009.

Shopping centers

The Shopping centers segment’s costs rose by 10.2% from Ps. 99.2 million for the fiscal year 2008 to Ps. 109.3 million in fiscal year 2009. This increase is mainly due to: (i) a Ps. 13.5 million increase in the charge for Depreciations and amortizations and (ii) a Ps. 4.2 million increase in the costs associated with parking; which were partially offset by (iii) a Ps. 4.3 million decrease in the costs of unrecovered common maintenance expenses; and (iv) a Ps. 2.5 million decrease in the costs associated with revamping and refurbishment works in leasable areas. The costs associated with our Shopping centers segment as a percentage of this segment’s revenues, decreased from 28.7 % in the fiscal year ended on June 30, 2008 to 27.5% in the fiscal year ended on June 30, 2009, as costs for this segment, which grew by 10.2%, rose less than revenues, which grew by 14.9%, in the course of this fiscal year.

Hotel operations

The costs in the Hotel operations segment rose by 17.4%, from Ps. 84.2 million for the fiscal year 2008 to Ps. 98.9 million in fiscal year 2009, mainly due to the salary raise and the increase in social security contributions, an increase in depreciations mainly due to the construction of new suites in the Hotel Llao Llao, and amortizations and an increase in the commissions paid.

The costs associated with the Hotel operations segment as a percentage of this segment’s revenues increased from 56.6% in fiscal 2008 to 62.2% in fiscal 2009.

Consumer financing

The costs of our Consumer financing segment grew by 18.4%, up from Ps. 103.6 million in the fiscal year ended on June 30, 2008 to Ps. 122.7 million in the fiscal year ended on June 30, 2009. The reasons for this hike were: (i) higher commission and interest costs, (ii) higher costs associated with salaries and social security contributions; (iii) higher public utilities costs; (iv) costs associated with fixed assets depreciations, (v) rentals and common maintenance expenses and (vi) all other costs related to various taxes and rates, partially offset by (vii) a decrease in fees and third parties’ services.

The costs associated with the Consumer financing operations as a percentage of this segment’s revenues rose from 35.6% during fiscal 2008 to 51.8% during fiscal year 2009.

Gross profit

As a result of the above, Gross profit rose by 14.8%, from Ps. 620.0 million for the fiscal year 2008 to Ps. 712.1 million in fiscal year 2009, mainly due to the increase in Gross profit posted by the segments Development and sale of properties, Offices and other non-shopping center rental properties and Shopping centers.

Gross profit, calculated as a percentage of revenues, rose from 57.2% for the fiscal year 2008 to 58.3% for the fiscal year 2009.

Gain from recognition of inventories at net realizable value

During fiscal year 2009, we recognized gains for Ps. 12.1 on the recognition of inventories at net realizable value, mainly in connection with “Torre Renoir” for Ps. 5.5 million and “Torres Caballito” for Ps. 5.0 million; compared to the Ps. 2.8 million gains posted during fiscal 2008, mainly attributable to the “Torre Renoir” building for Ps. 2.6 million.

Selling expenses

Selling expenses dropped by 4.5% down from Ps. 247.3 million for the fiscal year 2008 to Ps. 236.2 million in fiscal year 2009, mainly due to the decrease in the selling expenses of the segments Consumer financing and Development and sale of properties and to the slight reduction in the segment Hotel operations. This was partially offset by increases in the Offices and other non-shopping center rental properties and Shopping centers segments.

Selling expenses as a percentage of revenues decreased from 22.8% in fiscal 2008 to 19.4% in fiscal 2009.

Development and sale of properties

The Selling expenses in the Development and sale of properties segment consist in turnover tax, commissions and expenses arising from sales deals, advertising and promotion as well as the allowance for doubtful accounts. Selling expenses decreased by 72.5%, from Ps. 7.7 million during fiscal year 2008 to Ps. 2.1 million during fiscal year 2009, mainly due to a Ps. 3.0 million decrease in turnover tax.

The Selling expenses associated with the Development and sale of properties segment as a percentage of this segment’s revenues dropped by 3.9% during fiscal year 2008 to 0.8% during fiscal year 2009.

Offices and other non-shopping center rental properties

The Selling expenses associated with the Offices and other non-shopping center rental properties segment rose by Ps. 8.0 million from Ps. 3.5 million for the fiscal year 2008 to Ps. 11.5 million in fiscal year 2009 mainly owing to the increase in the allowance for doubtful accounts and the increase in turnover tax.

The Selling expenses associated to the Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues rose by 3.4% during fiscal year 2008 to 7.8% during fiscal year 2009.

Shopping centers

The Selling expenses associated to the Shopping centers segment grew by 18.1% from Ps. 24.8 million for the fiscal year 2008 to Ps. 29.3 million in fiscal year 2009 as a result of: (i) a Ps. 3.8 million increase in the allowance for doubtful accounts; (ii) a Ps. 1.0 million increase in salaries and social security contributions; and (iii) a Ps. 0.6 million increase in advertising expenses; (iv) partially offset by a Ps. 1.0 million decrease in trade fairs and events expenses.

The Selling expenses associated to the Shopping centers segment as a percentage of this segment’s revenues rose from 7.2% during fiscal year 2008 to 7.4% during fiscal year 2009.

Hotel operations

The Selling expenses associated to the Hotel operations segment for fiscal year 2009 remained stable compared to fiscal year 2008.

The Selling expenses associated to the Hotel operations segment as a percentage of this segment’s revenues dropped by 11.2% during fiscal year 2008 to 10.4% during fiscal year 2009.

Consumer financing

The Selling expenses associated to the Consumer financing segment fell by 9.2%, down from Ps. 194.7 million during fiscal year 2008 to Ps. 176.8 million during fiscal year 2009, mainly due to: (i) a Ps. 10.3 million reduction concerning salaries and social security contributions; (ii) a decrease in advertising expenses in the amount of Ps. 14.2 million; (iii) a Ps. 7.9 million decrease in fees; (iv) all of which were offset by the Ps. 18.9 million increase in the allowance for loan losses.

The Selling expenses associated to the Consumer financing segment as a percentage of this segment’s revenues rose from 66.9% during fiscal year 2008 to 74.6% during fiscal year 2009.

Administrative expenses

Administrative expenses rose by 20.6%, from Ps. 122.1 million for the fiscal year 2008 to Ps. 147.3 million in fiscal year 2009, mainly due to an increase in the activities conducted by the Offices and other non-shopping center rental properties, Shopping centers, Hotel operations and Consumer financing segments, offset by a drop in the expenses posted by the Development and sale of properties segment. The main components of the administrative expenses are salaries and social security contributions associated to the administrative personnel, fees and payments for services, directors’ fees, banking expenses, fixed asset depreciation and taxes (except for the turnover tax).

The administrative expenses as a percentage of revenues grew from 11.3% in fiscal year 2008 to 12.1% in fiscal year 2009.

Development and sale of properties

The administrative expenses associated to the Development and sale of properties segment dropped by 4.5%, from Ps. 21.8 million for the fiscal year 2008 to Ps. 20.9 million in fiscal year 2009, mainly due to the reductions in fees and payments for services and in salaries and social security contributions, partially offset by an increase in Directors’ fees.

The administrative expenses associated to the Development and sale of properties segment as a percentage of this segment’s revenues dropped from 11.1% for fiscal year 2008 to 7.4% in fiscal year 2009.

Offices and other non-shopping center rental properties

The administrative expenses of the Offices and other non-shopping center rental properties segment rose by 43.2%, from Ps. 22.0 million for the fiscal year 2008 to Ps. 31.5 million in fiscal year 2009. The increase is mainly due to an increase in Directors’ fees, in salaries and social security contributions and in fees and payments for services.

The administrative expenses associated to the Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues decreased from 21.6% for fiscal year 2008 to 21.4% in fiscal year 2009.

Shopping centers

The administrative expenses associated to the Shopping centers segment rose by 10.5%, from Ps. 39.2 million for the fiscal year 2008 to Ps. 43.2 million in fiscal year 2009 mainly due to (i) a Ps. 2.4 million increase in the expenses related to taxes, rates and contributions attributable mainly to the tax on bank debits and credits and; (ii) a Ps. 1.7 million increase in the charges for fees and services; these increases were partially offset by a Ps. 1.1 million decrease in salaries and social security contributions.

The administrative expenses associated to the Shopping centers segment, as a percentage of this segment’s revenues diminished from 11.3% during fiscal year 2008 to 10.9% during fiscal year 2009.

Hotel operations

The administrative expenses associated to the Hotel operations segment rose by 16.4%, from Ps. 30.0 million for the fiscal year 2008 to Ps. 34.9 million in fiscal year 2009. The increase was mainly due to (i) a Ps. 3.5 million increase in salaries and social security contributions; (ii) a Ps. 1.0 million increase in commissions and (iii) depreciations for Ps. 0.8 million.

The administrative expenses associated to the Hotel operations segment as a percentage of this segment’s revenues rose from 20.1% for fiscal year 2008 to 22.0% for fiscal year 2009.

Consumer financing

The administrative expenses associated to the Consumer financing segment grew by 84.1%, up from Ps. 9.1 million during fiscal year 2008 to Ps. 16.8 million during fiscal year 2009. This rise was mainly due to: (i) a Ps. 3.5 million increase in salaries and social security contributions; (ii) the Ps. 1.3 million increase in expenses concerning taxes, rates and contributions and (iii) a Ps. 1.1 million increase in the fees for services charge.

The administrative expenses associated to the Consumer financing segment as a percentage of this segment’s revenues rose from 3.1% during fiscal year 2008 to 7.1% during fiscal year 2009.

Net loss from retained interest in securitized receivables

The net loss from the retained interest in securitized receivables rose by Ps. 44.7 million, from Ps. 1.3 million in the fiscal year ended on June 30, 2008 up to Ps. 46.0 million in the fiscal year ended on June 30, 2009, owing to the gains/losses on the placement of the new issuances related to the credit card trusts and the valuation of our interest in them. As of June 30, 2008, an allowance for impairment had been raised in the amount of Ps. 12.0 million, in order to adjust the book value of our participation certificates to their estimated recoverable value.

Gain from operations and holdings of real estate assets, net

This line reflects impairment gain associated to the reversal of charges for impairment recognized in the past. Gain from operations and holding of real estate assets, net, decreased by 57.9% from Ps. 2.7 million income for the fiscal year 2008 to Ps. 1.1 million income in fiscal year 2009, mainly recognized for Ps. 1.1 million in the Constitución 1159 building. During fiscal year 2008, the Ps. 2.7 million income had been primarily attributed to the Constitución 1159 building for Ps. 2.1 million, to the Sarmiento 517 property for Ps. 0.3 million and to the Constitución 1111 property for Ps. 0.2 million.

Operating income (loss)

Operating income grew by 16.0% from Ps. 254.8 million for the fiscal year 2008 to Ps. 295.7 million in fiscal year 2009, owing mainly to an increase in the Development and sale of properties, Shopping centers offices and other non-shopping center rental properties which was partially offset by a decrease in the Operating income (loss) of the Consumer financing and Hotel operations segments.

Operating income as a percentage of revenues rose from 23.5% in fiscal year 2008 to 24.2% for fiscal year 2009.

Development and sale of properties

Operating income for the Development and sale of properties segment rose by Ps. 101.9 million up from Ps. 19.3 million for the fiscal year 2008 to Ps. 121.2 million for the fiscal year 2009, due, to a large extent, to the increases in revenues and in the Income/(loss) from recognition of inventories at net realizable value and to a decrease in costs, selling expenses and administrative expenses.

Operating income for the Development and sale of properties segment, as a percentage of this segment’s revenues rose from 9.8% during fiscal year 2008 to 43.2% during fiscal year 2009.

Offices and other non-shopping center rental properties

Operating income for the Offices and other non-shopping center rental properties segment rose by 44.5%, from Ps. 52.9 million for the fiscal year 2008 up to Ps. 76.5 million in fiscal year 2009, due largely to an increase in revenues and a decrease in Selling expenses, partially offset by higher costs and an increase in Administrative expenses.

Operating income for the Offices and other non-shopping center rental properties segment, as a percentage of this segment’s revenues remained stable at 51.8% during fiscal year 2009 compared to the previous fiscal year.

Shopping centers

Operating income for the Shopping centers segment rose by 17.9%, from Ps. 182.3 million for the fiscal year 2008 up to Ps. 214.9 million in fiscal year 2009, largely due to an increase in revenues, partially offset by increases in costs and in administrative and selling expenses.

Operating income for the Shopping centers segment, as a percentage of this segment’s revenues rose from 52.8% during fiscal year 2008 to 54.2% during fiscal year 2009.

Hotel operations

Operating income for the Hotel operations segment diminished by 52.4% from Ps. 18.0 million for the fiscal year 2008 down to Ps. 8.6 million in fiscal year 2009, largely due to an increase in revenues and to a decrease in Selling expenses which were partially offset by the increase in costs and in administrative expenses.

Operating income for the Hotel operations segment, as a percentage of this segment’s revenues, decreased from 12.1% during fiscal year 2008 down to 5.4% during fiscal year 2009.

Consumer financing

Operating income (loss) for the Consumer financing segment diminished by Ps. 107.8 million, from a Ps. 17.7 million loss for the fiscal year 2008 to a Ps. 125.4 million loss in fiscal year 2009, largely due to a decrease in revenues and an increase in costs and in administrative expenses and the loss on the Company’s retained interest in securitized receivables.

The operating loss for the Consumer financing segment, as a percentage of this segment’s revenues increased from (6.1%) for fiscal year 2008 to (53.0%) during fiscal year 2009.

Amortization of negative goodwill, net

Amortization of negative goodwill, net, includes: (i) the amortization of the goodwill associated to the following APSA. subsidiaries: Shopping Alto Palermo S.A. (completed in the course of this fiscal year), Fibesa S.A, Tarshop, Emprendimiento Recoleta S.A. and Empalme and (ii) the amortization of our negative goodwill arising from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Goodwill amortization remained stable in this fiscal year when compared to the previous fiscal year.

Gain (loss) on equity investees

The gain (loss) on equity investees rose by Ps. 74.8 million, from a Ps. 13.2 million loss for the fiscal year 2008 up to Ps. 61.5 million income in fiscal year 2009. This increase was mainly generated by the valuation and acquisition of Banco Hipotecario’s shares which went from a loss of Ps. 12.4 million in fiscal year 2008 to a gain of Ps. 142.1 million in fiscal year 2009, mainly related to the gain recognized by the acquisition of additional shares accounted for under the purchase method of accounting, partially offset by a loss of Ps. 82.3 million incurred as a result of our investment in Metropolitan, mainly by the impairment charges in connection with the Lipstick building.

Financial results, net

Financial results, net increased by Ps. 59.6 million, from a Ps. 76.7 million loss for the fiscal year 2008 to a Ps. 136.4 million loss in fiscal year 2009. The main reasons for this loss were: foreign exchange losses for Ps. 166.3 million compared to the fiscal year 2008, caused by a significant variation in the selling US Dollar/Argentine Peso exchange rate during the fiscal year herein discussed (it rose from Ps. 3.025 at June 30 2008 to Ps. 3.797 at June 30, 2009), in contrast to the situation a year earlier, when the exchange rate between the Argentine Peso and the US Dollar had remained almost stable (it dropped from Ps. 3.093 at June 30, 2007 to Ps. 3.025 at June 30 2008), partially offset by the income resulting from the repurchases of the notes issued by our subsidiary APSA for Ps. 105.9 million.

Other expenses, net

The caption Other expenses, net, rose by 57.0% from a Ps. 5.6 million loss in 2008 to Ps. 8.9 million loss in 2009 mainly due to: (i) the increase of Ps. 3.2 million in unrecoverable VAT which rose from a loss of Ps. 1.1 million in 2008 to a loss of Ps. 4.3 million in 2009, (ii) the non recurrence of the gain from cancellation of liabilities and the recovery on fire damages of Ps. 3.0 million and 2.6 million, respectively net of (iii) the decrease of the Ps. 5.0 million in donations which decrease from a loss of Ps. 6.9 million in 2008 to a loss of Ps. 1.9 million in 2009.

Income before taxes and minority interest

As a result of the foregoing, Income before taxes and minority interest increased by Ps. 52.7 million, from Ps. 160.9 million income for the fiscal year 2008, to Ps. 213.6 million income in fiscal year 2009.

Income tax and MPIT

Income tax and MPIT remained relatively stable and went from Ps. 78.1 million for the fiscal year 2008 to Ps. 80.3 million in fiscal year 2009. We followed the deferred tax method to calculate our income tax for the two fiscal years, which entails recognizing any temporary differences between the amounts for accounting purposes and tax assets and liabilities.

Minority interest

This item includes our proportional equity interests in the subsidiaries in which we own a minority interest. The result from third parties’ interests in those subsidiaries rose by Ps. 53.2 million from a Ps. 27.9 million loss for the fiscal year 2008 up to Ps. 25.3 million income in fiscal year 2009, mainly due to the losses incurred by the companies in which we hold a Minority interest.

Net income

As a result of the above, income for the year rose by Ps. 103.8 million from Ps. 54.9 million for the fiscal year 2008 up to Ps. 158.6 million in fiscal year 2009.

Results of Operations for the Fiscal Years ended June 30, 2007 and 2008.

Revenues

Revenues rose by 46.8%, from Ps. 738.8 million for fiscal year 2007 to Ps. 1,084.2 million in fiscal year 2008, due mainly to an increase in revenues from our segments of Development and sale of properties, Consumer financing, Shopping centers, Offices and other non-shopping center rental properties, and Hotel operations.

Development and sale of properties

The revenues of our Development and sale of properties segment rose by 159.8% from Ps. 75.8 million for fiscal year 2007 to Ps. 196.8 million in fiscal year 2008. Revenues associated with this segment commonly sustain significant period-on-period variations arising from: (i) the number of properties sold and their prices, (ii) the properties in construction and the degree of progress of such projects.

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

Offices and other non-shopping center rental properties

The revenues of our Offices and other non-shopping center rental properties segment increased by 78.9%, from Ps. 57.1 million for fiscal 2007 to Ps. 102.2 million in fiscal year 2008. This increase was mainly due to Ps. 45.0 million increase in revenues from office rentals which rose from Ps. 52.9 million in fiscal year 2007 to Ps. 97.9 million in fiscal year 2008. This Ps. 45 million increase in revenues is mainly attributable to: (i) Ps. 28.3 million in revenues from rentals in our recently acquired Class A office buildings, as follows: Della Paolera 265, purchased in August 2007 generated revenues for Ps. 15.7 million, Bouchard 551, acquired in March 2007, generated revenues of Ps. 8.8 million, and Dock del Plata, acquired in November 2006, generated revenues of Ps. 3.8 million; and (ii) Ps. 16.1 million in revenues from rentals due to the rise in the prices charged per square meter and similarly increased occupancy rates (which sustained a slight reduction from 94% during fiscal 2007 to 93.6% during fiscal year 2008).

Shopping centers

The revenues of our Shopping centers segment rose by 27.8% from Ps. 270.3 million for fiscal year 2007 to Ps. 345.4 million in fiscal year 2008. This increase originated mainly in to Ps. 62.6 million increase in revenues from rentals and admission rights due in turn to a 31.0% increase in the total sales of our tenants which increase from Ps. 2,825.8 million in fiscal year 2007 to Ps. 3,702.3 million in fiscal year 2008. The average occupancy rate at our shopping centers rose slightly from 99.1% in fiscal year 2007 to 99.3% during fiscal year 2008.

Hotel operations

The revenues of the Hotel operations segment rose by 21.3% from Ps. 122.7 million in fiscal year 2007 to Ps. 148.8 million in fiscal year 2008, mainly due to: (i) a 18.8% increase in the average price per room at the hotels (from Ps. 469.0 per night in fiscal year 2007 to Ps. 557.0 per night in fiscal year 2008); (ii) an increase in the average occupancy percentage from 74% in fiscal year 2007 to 76% in fiscal year 2008; and (iii) a 27.2% increase in the number of rooms available at Hotel Llao Llao, launched during fiscal year 2008.

Consumer financing

The revenues of the Consumer financing segment rose by 36.7%, up from Ps. 213.0 million during fiscal year 2007 to Ps. 291 million during fiscal year 2008. This was the result of: (i) the macroeconomic conditions prevailing in Argentina in 2008 and the consequent rise in consumption; (ii) the continuous enhancement in the services rendered to Tarshop customers; (iii) an increase in the fees charged for the issuance of credit card statements and for the issuance of credit cards.

Costs

Costs increased by 57.3%, from Ps. 295.1 million for fiscal year 2007 to Ps. 464.2 million in fiscal year 2008, due to an increase in the costs of the following segments: Development and sale of properties, Consumer financing, Hotel operations, Offices and other non-shopping center rental properties and Shopping centers.

When measured as a percentage of our revenues, costs went up from 39.9% during fiscal year 2007 to 42.8% during fiscal year 2008.

Development and sale of properties

The costs associated to Development and sale of properties increased by 161.0%, from Ps. 57.8 million for fiscal year 2007 to Ps. 150.9 million in fiscal year 2008. The costs associated with this segment commonly sustain major period-on-period variations according to: (i) the number of properties sold and their prices and (ii) the properties in construction and the degree of progress of such projects.

The increase in costs in fiscal year 2008 was mainly due to: (i) the sale of a 29.9% stake in the Bouchard Plaza building, commonly known as “Edificio La Nación”, for Ps. 89.4 million; (ii) the sale of Parcel Y at Dock III for Ps. 41.8 million; (iii) a barter agreement through which a plot of land in the project known as “Terreno Caballito” was exchanged for home units and parking lots for Ps. 10.1 million and (iv) Ps. 3.6 million in costs in connection with a barter agreement through which a plot of land in the project known as “Terreno Rosario” was exchanged for home units and parking lots.

When measured as a percentage of this segment revenues, the costs associated to the Development and sale of properties segment rose from 76.3% during fiscal year 2007 to 76.7% during fiscal year 2008.

Offices and other non-shopping center rental properties

The costs of the Offices and other non-shopping center rental properties segment rose by 50.5%, from Ps. 17.5 million for fiscal year 2007 to Ps. 26.3 million in fiscal year 2008. Depreciation accounts for the most significant portion of the costs associated to this segment.

The increase in the costs for fiscal year 2008 when compared to fiscal year 2007 was mainly due to increased depreciations which amounted to Ps. 9.3 million, as a consequence of the addition to our portfolio of four new buildings to be allocated to our rentals business, namely, Bouchard 551, Della Paolera 265, Dock del Plata and Museo Renault.

Shopping centers

The costs of the Shopping centers segment rose by 8.8% from Ps. 91.1 million for fiscal year 2007 to Ps. 99.2 million in fiscal year 2008, primarily due to: (i) a Ps. 6.2 million increase in amortizations and depreciations; (ii) higher costs resulting from lawsuit-related contingencies in the amount of Ps. 1.6 million; (iii) an increase in parking-lot related expenses in the amount of Ps. 1.4 million; and (iv) an increase in costs associated to unrecoverable expenses in the amount of Ps. 1.1 million; offset in part by (v) a decrease in the costs related to refurbishments and changes in leasable areas in the amount of Ps. 2.2 million.

When measured as a percentage of this segment’s revenues, the costs associated to the Shopping centers segment dropped from 33.7% during fiscal year 2007 to 28.7% during fiscal year 2008.

Hotel operations

The costs of the Hotel operations segment rose by 22.1%, from Ps. 69 million for fiscal year 2007 to Ps. 84.2 million in fiscal year 2008, mainly due to salary increases and increased social security contributions, increases in the costs of food and beverages, repairs and maintenance, public utilities, and fees and commissions paid.

When measured as a percentage of this segment’s revenues, the costs associated to the Hotel operations segment rose from 56.2% in fiscal year 2007 to 56.6% in fiscal year 2008.

Consumer financing

The costs of the Consumer financing segment rose by 73.5% from Ps. 59.7 million during fiscal year 2007 to Ps. 103.6 million during fiscal year 2008 mainly as a result of: (i) an increase in the expenses related to interest and fees originating in the outsourcing of collection and other related services; (ii) an increase in expenses related to salaries and social security contributions; (iii) an increase in the fees for services; and (iv) an increase in taxes, charges, contributions and tax-related services.

When measured as a percentage of this segment’s revenues, the costs associated to the Consumer financing segment increased from 28.0% during fiscal year 2007 to 35.6% in fiscal year 2008.

Gross profit

As a result of the above, gross profit rose by 39.8%, from Ps. 443.6 million for fiscal year 2007 to Ps. 620.0 million in fiscal year 2008, mainly due to the increase in gross profit from the Shopping centers, Offices and other non-shopping center rental properties, Development and sale of properties, Consumer financing, and Hotel operations segments.

When measured as a percentage of our revenues, gross profit dropped from 60.1% for fiscal year 2007 to 57.2% for fiscal year 2008.

Gain from recognition of inventories at net realizable value

During fiscal year 2008, we recorded a Ps. 2.8 million gain from recognition of inventories at net realizable value, primarily in connection with “Torre Renoir” for Ps. 2.6 million, compared to a Ps. 20.7 million gain during fiscal 2007, primarily related to “Dock III – Parcel X” for Ps. 18.7 million and to “San Martín de Tours” for Ps. 1.5 million.

Selling expenses

Selling expenses rose by 46.5%, from Ps. 168.8 million for fiscal year 2007 to Ps. 247.3 million in fiscal year 2008, mainly due to an increase in the selling expenses associated to the Consumer financing segment and to a lesser extent, in the Hotel operations and Shopping centers segments, offset in part by the decreases in the Development and sale of properties, and Offices and other non-shopping center rental properties segments.

When measured as a percentage of revenues, Selling expenses decreased from 22.9% for fiscal year 2007 to 22.8% in fiscal year 2008.

Development and sale of properties

The Selling expenses associated to the Development and sale of properties segment consist of turnover tax, commissions and expenses derived from sales, advertising and promotion and the allowance for doubtful accounts. Selling expenses dropped by 40.1%, from Ps. 12.8 million during fiscal year 2007 to Ps. 7.7 million during fiscal year 2008, primarily as a result of a Ps. 7.2 million decrease in turnover tax, offset in part by a Ps. 2.1 million increase in advertising and promotion expenses.

When measured as a percentage of the segment’s revenues, the selling expenses related to the Development and sale of properties segment fell from 17.0% during fiscal year 2007 to 3.9% during fiscal year 2008.

Offices and other non-shopping center rental properties

The Selling expenses associated to the Offices and other non-shopping center rental properties segment decreased by Ps. 0.9 million from Ps. 4.4 million for fiscal year 2007 to Ps. 3.5 million in fiscal year 2008 mainly due to the reduction in the allowance for doubtful accounts and to the decrease in advertising and promotion expenses; offset in part by an increase in turnover tax.

When measured as a percentage of the segment’s revenues, the selling expenses associated to the Offices and other non-shopping center rental properties segment fell from 7.7% during fiscal year 2007 to 3.4% during fiscal year 2008.

Shopping centers

The Selling expenses associated to the Shopping centers segment rose by 11.0% from Ps. 22.3 million for fiscal year 2007 to Ps. 24.8 million in fiscal year 2008 as a result of: (i) a Ps. 2.1 million increase in salaries and social security contributions; (ii) a Ps. 0.9 million increase in exhibitions and events; and (iii) a Ps. 0.7 million increase in turnover tax; (iv) offset in part by a Ps. 1.2 million decrease in the allowance for doubtful accounts.

When measured as a percentage of the segment’s revenues, the Selling expenses associated to the Shopping centers segment decreased from 8.3% during fiscal year 2007 to 7.2% during fiscal year 2008.

Hotel operations

The Selling expenses associated to the Hotel operations segment rose by 36.4% from Ps. 12.2 million for fiscal year 2007 to Ps. 16.6 million for fiscal year 2008. This increase is primarily due to (i) an increase in the commissions of travel agents and credit cards in the amount of Ps. 2.1 million, basically indicative of the increase in the level of activities; and (ii) a Ps. 0.9 million increase in advertising.

When measured as a percentage of the segment’s revenues, the selling expenses associated to the Hotel operations segment went up from 9.9% during fiscal year 2007 to 11.2% during fiscal year 2008.

Consumer financing

The Selling expenses associated to the Consumer financing segment increased by 66.3%, from Ps. 117.1 million during fiscal year 2007 to Ps. 194.7 million during fiscal year 2008, mainly due to: (i) a Ps. 38.6 million increase in bad debt charges. It is important to note in this respect that as of June 30, 2008, the thresholds that had been applied for establishing allowances in the previous year were raised. As a result of this increase, bad debt charges rose by Ps. 21.8 million; (ii) there was an 11.4 million increase in salaries and social security contributions; (iii) there was an increase in third parties’ fees and services for Ps. 9.0 million and (iv) there was a Ps. 5.4 million increase in advertising and promotion expenses; and (v) there was a Ps. 4.7 million increase in turnover tax charges; (vi) there was a Ps. 3.2 million increase in the expenses concerning power supply, telephone, mail and other communications; (vii) there was a Ps. 2.2 million increase in taxes and miscellaneous rates and (viii) there was a Ps. 1.9 million increase in rentals and common maintenance expenses.

When measured as a percentage of the segment’s revenues, the selling expenses associated to Consumer financing operations increased from 55.0% during fiscal year 2007 to 66.9% during fiscal year 2008.

Administrative expenses

Administrative expenses rose by 18.8%, from Ps. 102.8 million for fiscal year 2007 to Ps. 122.1 million in fiscal year 2008, mainly due to the increases sustained by each one of the remaining segments. The main components of Administrative expenses are salaries and social security contributions for administrative personnel, fees and payments for services, directors’ fees, banking expenses, fixed assets depreciation and tax (except for turnover tax).

When measured as a percentage of revenues, Administrative expenses decreased from 13.9% in fiscal year 2007 to 11.3% in fiscal year 2008.

Development and sale of properties

The administrative expenses associated to the Development and sale of properties segment rose by 11.3%, from Ps. 19.6 million for fiscal year 2007 to Ps. 21.8 million in fiscal year 2008, mainly due to a Ps. 1.6 million increase in fees and compensation for services.

When measured as a percentage of the segment’s revenues, the administrative expenses associated to the Development and sale of properties segment dropped from 25.9% for fiscal year 2007 to 11.1% in fiscal year 2008.

Offices and other non-shopping center rental properties

The administrative expenses related to the Offices and other non-shopping center rental properties segment rose by 30.9%, from Ps. 16.8 million for fiscal year 2007 to Ps. 22.0 million in fiscal year 2008. The increase is mainly due to (i) a Ps. 2.5 million increase in fees and compensation for services; and (ii) a Ps. 0.7 million increase in salaries and social security contributions.

When measured as a percentage of the segment’s revenues, the administrative expenses associated to the Offices and other non-shopping center rental properties segment dropped from 29.5% for fiscal year 2007 to 21.6% in fiscal year 2008.

Shopping centers

The administrative expenses related to the Shopping centers segment rose by 19.7%, from Ps. 32.7 million for fiscal year 2007 to Ps. 39.2 million in fiscal year 2008 mainly due to (i) a Ps. 3.3 million increase in salaries and social security contributions, (ii) a Ps. 1.7 million increase in taxes, mainly related to the tax on bank debits and credits and (iii) a Ps. 1.3 million increase in directors’ fees.

When measured as a percentage of the segment’s revenues, the administrative expenses associated to the Shopping centers segment, decreased from 12.1% during fiscal year 2007 to 11.3% during fiscal year 2008.

Hotel operations

The administrative expenses related to the Hotel operations segment rose by 11.5%, from Ps. 26.9 million for fiscal year 2007 to Ps. 30.0 million in fiscal year 2008, mainly as a result of (i) a Ps. 1.9 million increase in salaries and social security contributions; and (ii) a Ps. 1.6 million increase in fees and compensation for services; offset in part by (iii) a Ps. 1.3 million decrease in commissions.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to the Hotel operations segment decreased from 21.9% for fiscal year 2007 to 20.1% for fiscal year 2008.

Consumer financing

The administrative expenses related to the Consumer financing segment rose by 34.7%, jumping from Ps. 6.8 million during fiscal year 2007 to Ps. 9.1 million during fiscal year 2008. This increase was mainly due to (i) a Ps. 1.6 million increase in salaries and social security contributions; (ii) a Ps. 0.3 million increase in power supply, telephone, mail and other communications.

When measured as a percentage of the segment’s revenues, the administrative expenses associated to the Consumer financing segment decreased from 3.2% during fiscal year 2007 to 3.1% during fiscal year 2008.

Net income (loss) from retained interest in securitized receivables

Net income (loss) from retained interest in securitized receivables dropped by Ps. 4.6 million, from Ps. 3.3 million income for the fiscal year ended June 30, 2007 to a Ps. 1.3 million loss for fiscal year ended June 30, 2008 due to the outcome of the placement of new issuances related to credit card trusts and the appraisal of our interest therein. As of June 30, 2008, we raised an Allowance for impairment in the amount of Ps. 12.0 million, to adjust the book amount of our certificates of interest to their estimated recoverable value.

Gain from operations and holding of real estate assets, net

This line reflects the income and loss resulting from impairment and associated to the reversal of charges for impairment recognized in the past. Results from operation and holding of real estate assets rose by 4% from Ps. 2.6 million income for fiscal year 2007 to Ps. 2.7 million income in fiscal year 2008 recognized mainly in relation to the building located at Constitución 1159 for Ps. 2.1 million. During fiscal year 2007, income for Ps. 2.6 million had been attributed as follows: Neuquén Project: Ps. 2.2 million, Suipacha 652: Ps. 0.9 million, and Av. de Mayo 589 for Ps. 0.7 million, offset in part by a loss of Ps. 1.5 million in connection with Torres Rosario.

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

Development and sale of properties

Operating income in the Development and sale of properties segment rose by Ps. 13.1 million up from Ps. 6.2 million for fiscal year 2007 to Ps. 19.3 million for fiscal year 2008, to a large extent due to increases in revenues and a decrease in selling expenses, partially offset by (i) increased costs, (ii) a reduction in income from the recognition of inventories at net realizable value and (iii) an increase in Administrative expenses.

When measured as a percentage of revenues for the segment, Operating income for the Development and sale of properties segment rose from 8.2% during fiscal year 2007 to 9.8% during fiscal year 2008.

Offices and other non-shopping center rental properties

Operating income in the Offices and other non-shopping center rental properties segment rose by 161.6%, from Ps. 20.2 million for fiscal year 2007 to Ps. 52.9 million in fiscal year 2008, to a large extent due to an increase in revenues and a decrease in selling expenses, partially offset by increased costs and an increase in Administrative expenses.

When measured as a percentage of revenues for the segment, Operating income for the Offices and other non-shopping center rental properties segment rose from 35.4% during fiscal year 2007 to 51.8% during fiscal year 2008.

Shopping centers

Operating income in the Shopping centers segment rose by 46.0%, from Ps. 124.8 million for fiscal year 2007 to Ps. 182.3 million in fiscal year 2008, to a large extent due to an increase in revenues, partially offset by an increase in costs, an increase in administrative expenses and an increase in selling expenses.

When measured as a percentage of revenues for the segment, Operating income for the Shopping centers segment increased from 46.2% during fiscal year 2007 to 52.8% during fiscal year 2008.

Hotel operations

Operating income in the Hotel operations segment rose by 23.1% from Ps. 14.7 million for fiscal year 2007 to Ps. 18 million in fiscal year 2008, to a large extent due to an increase in revenues, partially offset by an increase in costs, an increase in administrative expenses and an increase in selling expenses.

When measured as a percentage of revenues for the segment, Operating income for the Hotel operations segment, increased from 11.9% during fiscal year 2007 to 12.1% during fiscal year 2008.

Consumer financing

Operating income in the Consumer financing segment decreased by 154.1% from Ps. 32.6 million income for fiscal year 2007 to a Ps. 17.7 million loss in fiscal year 2008, to a large extent due to an increase in costs, in selling expenses and in administrative expenses and to a reduction in income from retained interest in securitized receivables concerning Tarjeta Shopping trusts, partially offset by an increase in revenues.

When measured as a percentage of revenues for the segment, Operating income for the Consumer financing segment decreased from 15.3% for fiscal year 2007 to (6.1)% during fiscal year 2008.

Financial operations and other

Operating income in the Financial transactions and other segment remained at Ps. 0.6 million for the fiscal years 2008 and 2007.

When measured as a percentage of revenues for the segment, Operating income for the Financial operations and other increased from 43.1% for fiscal year 2007 to 54.8% for fiscal year 2008.

Amortization of goodwill

Amortization of goodwill includes: (i) the amortization of goodwill corresponding to the following APSA subsidiaries: Shopping Alto Palermo S.A., Fibesa S.A, Tarshop, Emprendimiento Recoleta S.A. and Empalme as well as (ii) the amortization of our negative goodwill resulting from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Amortization of goodwill rose by Ps. 3.1 million, from a Ps. 1.5 million loss for fiscal year 2007 to Ps. 1.6 million income in fiscal year 2008.

Gain (loss) on equity investees

Gain on equity investees dropped by Ps. 53.2 million, from Ps. 40.0 million income for fiscal 2007 to a Ps. 13.2 million loss in fiscal 2008. This decrease was mainly due to a Ps. 53.8 million reduction in Banco Hipotecario’s profit from Ps. 41.4 million in fiscal year 2007 to a Ps. 12.4 million loss in fiscal year 2008.

The reduction in Banco Hipotecario’s revenues during fiscal year 2008 was primarily due to the losses incurred in fiscal year 2008, caused mainly by a decrease in the valuation of its long-term portfolio of Government securities.

Financial results, net

Financial results, net decreased by Ps. 80.8 million, from Ps. 4.1 million income for fiscal year 2007 to a Ps. 76.7 million loss in fiscal year 2008. The main reasons for this loss were: (i) a Ps. 88.1 million decrease in results from financial operations, primarily due to a Ps. 85.2 million decrease in the fair value of our holdings of mutual funds; (ii) Ps. 33.5 million increase resulting from higher financing expenses, primarily due to the increase in interest charges paid as a consequence of the issuance of notes by us and APSA during this fiscal year, partially offset by (iii) a decrease in the interest paid due to the redemption in October 2007 of our floating rate secured notes in the amount of US$ 37.4 million, (iv) and the repayment of an unsecured loan for US$ 51 million. These reductions were partially offset by (i) foreign exchange gains in the amount of Ps. 26.3 million compared to fiscal year 2007, as a consequence of a variation in the US Dollar selling exchange rate during the fiscal year under analysis (it decreased from Argentine Pesos 3.093 as of June 30, 2007 to 3.025 as of June 30, 2008), in contrast to the situation in the same period of the previous year when the Argentine Peso/US Dollar exchange rate had increased significantly (from Argentine Pesos 3.086 as of June 30, 2006 to 3.093 as of June 30, 2007); and (ii) a Ps. 20.0 million increase due to the interest earned during fiscal year 2008 compared to fiscal year 2007, basically as a consequence of holdings of investments and other interest earned by APSA.

Other expenses, net

The line Other expenses, net, decreased by 60.0% from net expenses for Ps. 14.1 million in fiscal year 2007 to net expenses for Ps. 5.6 million in fiscal year 2008, primarily due to (i) the reversal of a provision for contingencies in the amount of Ps. 5.6 million; and (ii) a decrease in charges for personal property tax in the amount of Ps. 1.2 million which, according to Argentine rules and regulations, we must realize on behalf of our shareholders.

Income before taxes and minority interest

Income before taxes and minority interest dropped by Ps. 66.2 million, from Ps. 227.1 million for fiscal year 2007, to income for Ps. 160.9 million in fiscal year 2008.

Income tax and MPIT

Income tax and minimum presumed income tax dropped by 10.8% down from Ps. 87.5 million for fiscal year 2007 to Ps. 78.1 million in fiscal year 2008. We applied the deferred tax method upon calculating our income tax for the two fiscal years, thus recognizing the temporary differences in our accounts and in tax assets and liabilities.

Minority interest

This item includes our proportional equity interest in the subsidiaries in which we own a minority interest. The loss resulting from third-party interests in such subsidiaries dropped by 14%, from a Ps. 32.4 million loss for fiscal year 2007 to a Ps. 27.9 million loss for fiscal year 2008, mainly due to the increase in the statement of income accounts of the companies in which we have a minority interest and to the acquisition of the remaining 33.33% shareholding in Palermo Invest S.A., having eliminated the effect of the minority interest in said company during this fiscal year.

Net income

Therefore, net income decreased by Ps. 52.2 million down from Ps. 107.1 million for fiscal year 2007 to Ps. 54.9 million in fiscal year 2008.

Banco Hipotecario’s Results of Operations

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

Banco Hipotecario maintains its financial books and records in Pesos and prepares its financial statements in conformity with the polices of the Argentine Central Bank which prescribes the reporting and disclosure requirements for banks and financial institutions in Argentina (“Central Bank accounting rules”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”). A description of significant differences between Central Bank accounting rules and Argentine GAAP are set forth in Note 6 to Banco Hipotecario’s consolidated financial statements. Central Bank accounting rules and Argentine GAAP also differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. See Note 34 to the consolidated financial statements of Banco Hipotecario included elsewhere in this annual report for a description of the principal differences between Central Bank accounting rules and U.S. GAAP, as they relate to Banco Hipotecario, and a reconciliation to U.S. GAAP of Banco Hipotecario’s net income (loss) and shareholders’ equity.

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

Over the last months of 2008, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in the international stock indexes, and an economic slow- down started to become evident worldwide. This situation is gradually reverting during 2009.

As regards Argentina, and after June 30, 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well an increase in interest rates, country risk and exchange rates. In particular, the securities issued by National Government are showing a significant recovery in value during 2009.

The Bank’s management is permanently evaluating and monitoring the effects derived from the above situation in order to implement the necessary measures to mitigate its effect. This information must be analyzed taking into consideration the scenario described above.

Critical Accounting Policies

Banco Hipotecario believes that the following are the critical accounting policies under Argentine Banking GAAP and U.S. GAAP, as they are important to the portrayal of its financial condition and results of operations and require its most difficult, subjective and complex judgment and the need to make estimates about the effect of matters that are inherently uncertain.

Reserve for loan losses

Banco Hipotecario reserve for loan losses are maintained in accordance with Argentine Banking GAAP. Under such regulations, a minimum reserve for loan losses is calculated primarily based upon the classification of Banco Hipotecario’s commercial loan borrowers and the past due status of Banco Hipotecario’s individual loan borrowers. Although Banco Hipotecario are required to follow the methodology and guidelines for determining its reserve for loan loss as set forth by the Central Bank, are allowed to provide additional allowances for loan loss reserves.

Banco Hipotecario classify individual loans based upon their past due status consistent with the requirements of the Central Bank. Minimum loss percentages required by the Central Bank are also applied to the totals in each loan classification. Balances of loans and reserves are charged-off and reflected on its balance sheets three months from the date on which the loans were fully covered by its loan loss reserves.

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

Under U.S. GAAP, Banco Hipotecario considers loans to be impaired when it is probable that all amounts of principal and interest will not be collected according to the contractual terms of the loan agreement. The allowance for significant impaired loans are assessed based on the present value of estimated future cash flows discounted at the current effective loan rate or the fair value of the collateral in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when discounted future cash flows or collateral fair value is lower than book value.

In addition, if necessary, a specific allowance for loan losses is established for individual loans, based on regular reviews of individual loans, recent loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing the potential collectibility and affecting the quality of the loan portfolio.

To calculate the allowance required for smaller-balance impaired loans and unimpaired loans, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

For consumer loan portfolio, Banco Hipotecario includes mortgage loans; personal loans and credit cards loans. According to the evaluation of risk loan portfolio, Banco Hipotecario has not identified a higher risk portfolio due to mainly the fall in the stocks of unsecured consumer loans occurred during 2009 and the sufficiency of the reserves for loan losses related to the portfolios mentioned above. As of June 30, 2009 the balances of personal and credit cards loans amounted Ps. 1,460.3 million and the reserves for loan losses amounted Ps. 94.8 million.

Many factors can affect Banco Hipotecario’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

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

•	Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of Banco Hipotecario’s creditworthiness when valuing liabilities; and

•	Expands disclosures about instruments measured at fair value.

SFAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under SFAS 159, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of SFAS 159 analysis, Banco Hipotecario has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.

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

Determination of fair value

Following is a description of Banco Hipotecario’s valuation methodologies for assets and liabilities measured at fair value.

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, Banco Hipotecario’s creditworthiness, liquidity and unobservable parameters that are applied consistently over time.

Banco Hipotecario believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Government securities

Central Bank accounting rules regarding investments in government securities allow banks to classify their portfolio of government securities into two categories: “held for trading” and “held for investment”. “Held for trading” securities are marked to market daily with the resulting gain or loss reflected in the statements of income. “Held for investment” securities are recorded at carried at cost plus accretion of discount or amortization of premiums and accrued interest or particular measurements , as applicable.

Under US GAAP compensatory and hedge bonds are valued at fair value. See “Fair Value Estimates” above.

Other than temporary impairment

For US GAAP purposes, Government Bonds including Boden 2012, BOGAR and Discount Bonds are classified by Banco Hipotecario, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

Banco Hipotecario has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59 – FASB Codification 320-10 Overall. As of June 30, 2009 the amortized cost of some securities are greater than its fair value. A number of factors are considered in performing an impairment analysis of securities. Those factors include:

•	Intent and ability of Banco Hipotecario to retain its investment for a period of time that allows for any anticipated recovery in market value;

•	Expectation to recover the entire amortized cost of the security;

•	Recoveries in fair value after the balance sheet date;

•

the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential).

Banco Hipotecario also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values. See the analysis performed by Banco Hipotecario in each security in the accompanying Financial Statements of Banco Hipotecario as of June 30, 2009.

Deferred tax assets and Minimum Presumed Income Tax

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. We had a significant amount of deferred tax assets and minimum presumed income taxes as of June 30, 2009, 2008 and 2007. Recognition of those deferred tax assets is subject to management’s judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. Management’s judgment on the likelihood that deferred tax assets can be realized is subjective and involves estimates and assumptions about matters that are inherently uncertain.

This judgment involves estimating future taxable income and the timing at which the temporary differences between book and taxable income will be reversed. Underlying estimates and assumptions can change over time, influencing our overall tax positions, as a result of unanticipated events or circumstances.

Twelve month periods ended June 30, 2009 and 2008

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2009 and 2008.

	Period ended June 30,				% Change
	2009		2008		2009/2008
	(in millions of pesos, except for percentages)

Financial income	Ps.	1016.2	Ps.	696.6	45.9
Financial expenses		(615.3)		(550.7)	11.7
Net financial income		400.9		145.9	174.7
Provision for loan losses		(209.8)		(149.9)	40.0
Net contribution from insurance (1)		97.4		90.0	8.2
Other income from services		280.9		191.5	46.7
Other expenses on services		(116.7)		(92.1)	26.8
Administrative expenses		(456.3)		(388.5)	17.5

Net income from financial operations		(3.7)		(202.9)	(98.2)
Miscellaneous income, net (2)		69.2		152.7	(54.7)
Minority interest		(3.5)		(5.6)	(36.6)
Income tax		(11.5)		(3.7)	208.3

Net income	Ps	50.5	Ps.	(59.6)	(184.7)

(1)	Insurance premiums minus insurance claims paid.
(2)	Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the period ended June 30, 2009 of Ps. 50.5 million was higher than Ps (59.6) for the period ended June 30, 2008, principally due to:

•	Higher financial income principally as a result of higher income from government and corporate securities and the increase of consumer products.

•	Higher net contributions from insurance as a result of an expansion on insurance products offered.

•	Higher income from services as a result of higher bank activity

These factors were partially offset by:

•	Higher financial expenditures principally as a result of higher interest liabilities resulting from increased average balances on time deposits.

•	Higher administrative expenses mainly related to social security contributions, and fees related to actions adopted by Banco Hipotecario in developing its retail banking business.

•	Higher expenses on services mainly to commissions related to Visa Credit Cards.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2009 and 2008.

	Periods ended June 30,		% Change
	2009	2008	2009/2008
	(in millions of pesos, except for percentages)

Mortgage loans and other financial transactions	246.2	229.0	7.5
Compensatory and other BODEN	3.2	7.5	(57.4)
Buyback of restructured debt	30.9	31.3	(1.4)
Government and Private Securities	266.7	143.9	85.4
Effects of changes in exchange rates	(4.7)	61.7	(107.7)
Government guaranteed loans	6.3	11.2	(43.8)
Mortgage-backed securities	27.6	28.3	(2.6)
Cash and due from banks	2.2	5.7	(60.8)
Interbank loans	3.0	8.0	(62.1)
Other Loans	63.9	20.2	215.6
Credit cards Loans	204.7	91.4	123.8
Personal Loans	132.8	149.4	(11.1)
Advance Loans	46.8	34.8	34.5
Hedges	(24.5)	(137.6)	(82.2)
Others	10.9	11.5	(5.5)
Total Financial Income	1016.2	696.6	45.9

Banco Hipotecario’s financial income increase 45.9 % to Ps.1.016,2 million for the period ended June 30, 2009 as compared to Ps.696,6 million for the period ended June 30, 2008 primarily as a result of:

•	Higher income from the accrued of internal rate of return of some government securities and trading incomes as a result of increase of market prices in the first semester of 2009;

•	Higher income from credit cards loans and new consumer product as a result of a significant increase in the volume of such loans granted during this year.

These factors were partially offset by:

•	Lower income as a result of effects of changes in exchange rates.

Financial Expenses

The following table sets forth information regarding Banco Hipotecario´s financial expenses for the periods ended June 30, 2009 and 2008.

	Periods ended June 30,		% Change
	2009	2008	2009/2008
	(in millions of pesos, except for percentages)

Bonds and similar obligations	218.8	387.1	(43.5)
Borrowings from banks	(0.3)	8.0	(103.5)
Borrowings from Central Bank	18.9	20.3	(6.7)
Other (1)	1.4	1.5	(4.9)
Time deposits	334.7	111.0	201.5
Contributions and taxes on financial income	41.7	22.8	83.3
Total Financial expenses	615.3	550.7	11.7

(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario´ s financial expenses for the period ended June 30, 2009 increased 11.7.% to Ps.615,3 million from Ps. 550.7 million for the period ended June 30, 2008 primarily as a result of:

•	Higher interest liabilities as a result of increased average balances on time deposits

•	Higher interest liabilities resulting from increased of contributions and taxes on financial income.

This effect was partially offset by:

•	Lower financial expenditures as a result of the reduction of others banks borrowings.

•	Lower interest liabilities because the bank repurchased part of its debt during this year.

Provision for Loan Losses

The following table sets forth its provision for loan losses for the periods ended June 30, 2009 and 2008.

	Periods ended June 30,				% Change
	2009		2008		2009/2008
	(in millions of pesos, except for percentages)

Provision for loan losses	Ps.	209.8	Ps.	149.9	40.0

Charge-offs	Ps.	188.6	Ps.	71.4	164.2

Banco Hipotecario S.A.’s provision for loan losses for the period ended June 30, 2009 increased to Ps.209.8, million from Ps.149.9 million in the period ended on June 30, 2008 in connection with the increase in the delinquency of personal loans and credit cards.

The Risk and Credit Committee decided to maintain a maximum 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing, Reserves and funds created by Risk and Credit Committee dated June 2, 2008, ( Ex - Section 13 of Law 24,143) and the Special fund created by a resolution of the board of Directors of Banco Hipotecario dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Net Contribution from Insurance

The following table sets forth the principal components of Banco Hipotecario net contribution from insurance for the periods ended June 30, 2009 and 2008.

	Periods ended June 30		% Change
	2009	2008	2009/2008
	(in millions of pesos, except for percentages)

Insurance premiums earned

Life	67.4	73.7	(8.6)
Property damage	14.1	11.0	29.0
Unemployment	0.9	0.9	(7.3)
Others	25.6	12.3	107.8
Total Premiums earned	107.9	97.9	10.3

Insurance claims paid

Life	8.3	5.8	42.6
Property damage	0.3	0.2	33.6
Unemployment	0.1	0.1	(14.1)
Others	1.9	1.8	6.0
Total claims paid	10.5	7.9	33.6

Net contribution from insurance	97.4	90.0	8.2

Banco Hipotecario S.A.’s net contribution from insurance activities of Ps. 97.4 million during the period ended June 30, 2009 increased 8.2 % from Ps.90.0 million, compared to the period ended June 30, 2008. This increase was primarily a consequence of higher premiums resulted from a rise in new loan origination and an expansion of insurance products offered.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2009 and 2008.

	Periods ended June 30,		% Change
	2009	2008	2009/2008
	(in millions of pesos, except for percentages)

Loan servicing fees from third parties	9.3	2.6	258.4
FONAVI commissions	7.1	5.7	25.3
Credit Card Commissions	150.3	104.6	43.7
Other Commissions	1.8	18.2	(90.0)
Total Commissions	168.6	131.1	28.6

Saving accounts commissions	42.2	20.1	110.4
Reimbursement of loan expenses paid by third parties	65.5	33.2	97.3
Others	4.6	7.2	(36.1)
Total Others	112.3	60.5	85.8

Total Income from Services	280.9	191.5	46.7

Banco Hipotecario S.A.’s income from services increased to Ps. 280.9 million for the period ended June 30, 2009 from Ps 191.5 million in the same period of 2008, as a result of higher commissions derived from credit cards and saving accounts and reimbursement of loan expenses paid by third parties.

Other Expenses on Services

The following table includes the principal components of its other expenses on services for the periods ended June 30, 2009 and 2008:

	Periods ended June 30,		% Change
	2009	2008	2009/2008
	(in millions of pesos, except for percentages)

Structuring and underwriting fees	6.4	8.2	(22.6)
Commission on third party originations	0.0	0.1	(21.2)
Collections	0.3	0.4	(18.1)
Banking services	14.9	6.0	148.4
Commissions On Visa	53.6	47.3	13.3
Commissions IFC - BACS	19.2	6.9	180.2
Commissions On Saving Accounts	3.8	2.9	32.1
Commissions On Scoring	6.8	12.4	(45.1)
Commisions paid to real estate agents	0.5	1.7	(67.0)
Total	105.6	85.7	23.2

Contributions and taxes on income from services	11.1	6.4	75.0

Total Other expenses on services	116.7	92.1	26.8

Banco Hipotecario S.A.’s other expenses on services increased 26.8 % to Ps. 116.7 million for the period ended June 30, 2009 from Ps. 92.1 million in the period ended June 30, 2008. This increase was mainly to commissions recorded in other expenditures on services related to the VISA credit card, banking services and contributions and taxes on income from services.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2009 and 2008.

	Periods ended June 30,		% Change
	2009	2008	2009/2008
	(in millions of pesos, except for percentages)

Salaries and social security contributions	222.6	160.6	38.6
Fees and external administrative services	86.2	80.3	7.3
Advertising and publicity	7.9	16.4	(51.8)
Nonrecoverable VAT and other taxes	19.8	21.8	(9.2)
Electricity and communications	18.8	16.6	13.3
Maintenance and repair	9.7	7.6	27.5
Depreciation of bank premises and equipment	14.4	11.5	24.9
Amortization of organizational expenses	12.1	7.3	66.3
Corporate personnel benefits	22.0	31.9	(31.0)
Rent	14.2	11.5	23.6
Others	28.7	23.1	24.4
Total	456.3	388.5	17.7

Administrative expenses for the period ended June 30, 2009 increased 17.7 % to Ps. 456.3 million from Ps. 388.5 million for the period ended June 30, 2008. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina.

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2009 and 2008.

	Periods ended June 30,		% Change
	2009	2008	2009/2008
	(in millions of pesos as, except for percentages)

Penalty interest	11.3	6.7	67.0
Reversal of provision for contingencies	10.9	11.6	(6.3)
Reversal of provision for STAR	6.8	21.4	(68.3)
Reversal of provision for Lawsuit	18.5	14.7	25.7
Reversal of Insurance Reserve	10.7	—	NM
Loan loss recoveries	78.7	106.3	(25.9)
Others	37.5	23.3	60.8
Total Miscellaneous Income	174.4	184.1	(5.3)

Banco Hipotecario S.A.’s miscellaneous income decreased 5.3 % to Ps. 174.4 million for the period ended June 30, 2009 from Ps.184.1 million for the year ended June 30, 2008 primarily as a result of:

•	Reversion of insurance technical reserves as a consequence of charges in certain regulations of the National Insurance Superintendency;

•	Decrease of loan recoveries previously charged off;

•	Reversion of the Stock Appreciation Rights (“STAR”) reserve as result of the decrease on the average share price.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2009 and 2008:

	Periods ended June 30,		% Change
	2009	2008	2009/2008
	(in millions of pesos, except for percentages)

Provision for lawsuits contingencies	20.2	—	NM
Provision for other contingencies and miscellaneous receivables	8.7	—	NM
Provision for administrative organization	13.8	14.6	(5.1)
Bogar valuation adjustment	20.1	—	NM
Other taxes	12.5	7.6	64.8
Directors and syndics accrued fees	4.6	5.6	(17.4)
Benefits prepayments	9.5	—	NM
Others	15.8	3.7	328.4
Total Miscellaneous Expenses	105.2	31.4	234.6

Banco Hipotecario´s miscellaneous expenses increased 234.6% to Ps. 105.2 million for the period ended June 30, 2009 from Ps. 31.4 million for 2008 primarily as a result of:

a) higher provisions for lawsuits contingencies according with the opinion of the legal counsels;

b) the adjustment of the valuation of Bogar Bonds as a consequence of the refusal from the Argentine Central Bank to deposit such bonds as collateral for the subscription of hedge bonds.

Twelve month periods ended June 30, 2008 and 2007

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2008 and 2007.

	Period ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)

Financial income	Ps.	696.6	Ps.	882.2	(21.0)
Financial expenses		(550.7)		(374.7)	47.0
Net financial income		145.9		507.6	(71.3)
Provision for losses on loans		(149.9)		(43.7)	243.1
Net contribution from insurance (1)		90.0		69.8	28.9
Other income from services		191.5		83.4	129.6
Other expenses on services		(92.1)		(67.8)	35.7
Administrative expenses		(388.5)		(270.8)	41.3

Net income from financial operations		(202.9)		278.4	(172.9)
Miscellaneous income, net (2)		152.7		81.4	87.6
Minority interest		(5.6)		(0.9)	512.3
Income tax		(3.7)		(1.0)	270.8

Net income	Ps.	(59.6)	Ps.	357.9	(116.6)

(1)	Insurance premiums minus insurance claims paid.
(2)	Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario S.A.’s net income for the period ended June 30, 2008 of Ps. (59.6) million was lower than Ps 357.9 for the period ended June 30, 2007, principally due to:

•	Lower financial income principally as a result of lower income from government and private securities and hedging transactions. and the increase of new consumer products;

•

Higher financial expenditures principally as a result of higher interest liabilities resulting from increased average balances on saving accounts and time deposits and the increased of interest ‘s rate on bonds and similar obligations;

•	Higher administrative expenses mainly related to social security contributions, and fees related to actions adopted by the Banco Hipotecario in developing its retail banking business;

•	Higher expenses on services mainly to commissions related to Visa Credit Cards, scoring and origination of personal loans and higher structuring and underwriting expenses.

These factors were partially offset by:

•	Higher net contributions from insurance as a result of an increase in new loan origination and an expansion on insurance products offered;

•	Higher income from services as a result of higher bank activity.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)

Mortgage loans and other financial transactions	Ps.	229.0	Ps.	177.7	28.9
Government guaranteed loans		11.2		22.3	(49.5)
Government and Private Securities		143.9		275.3	(47.7)
Compensatory and other BODEN		7.5		9.6	(22.2)
Buyback of restructured debt		31.3		12.9	142.4
Hedges		(137.6)		140.8	(197.7)
Mortgage-backed securities		28.3		51.3	(44.8)
Other loans		20.2		18.4	9.9
Credit Cards loans		91.4		32.5	181.1
Personal loans		149.4		82.1	81.9
Advance loans		34.8		24.3	43.1
Effects of changes in exchange rates		61.7		19.3	220.1
Cash and due from banks		5.7		4.4	30.0
Interbank Loans		8.0		5.2	53.5
Others		11.5		6.0	91.6

Total	Ps.	696.6	Ps.	882.2	(21)

Banco Hipotecario S.A.’s financial income decrease 21 % to Ps. 696.6 million for the period ended June 30, 2008 as compared to Ps.882.2 million for the period ended June 30, 2007 primarily as a result of:

•	Lower income from some government and private securities as a result of lower market prices.

•	Lower income from derivate operations resulting from hedging transactions including its total return swap.

These factors were partially offset by:

•	Higher income from credit cards, personal loans and new consumer products as a result of a significant increase in the volume of such loans granted during this year.

•	Higher income from the repurchase of restructured financial debts at market prices.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)

Bonds and similar obligations	Ps.	387.1	Ps.	278.6	38.9
Borrowings from Central Bank		20.3		20.1	0.9
Borrowings from banks		8.0		16.2	(50.4)
Time deposits		111.0		36.5	203.8
Other (1)		1.5		3.5	(57.1)
Contributions and taxes on financial income		22.8		19.7	15.6

Total	Ps.	550.7	Ps.	374.7	47.0

(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario S.A.’s financial expenses for the period ended June 30, 2008 increased 47.% to Ps.550.7 million from Ps. 374.7 million for the period ended June 30, 2007 primarily as a result of:

•	Higher interest liabilities resulting from increased average balances on savings accounts and time deposits, related to the growth of private sector;

•	Higher interest liabilities as a result of the increased interest in bonds and similar obligations.

This effect was partially offset by:

•	Lower financial expenditures as a result of the reduction of others banks borrowings.

Provision for Losses on Loans

The following table sets forth its provision for loan losses for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)

Provision for loan losses	Ps.	149.9	Ps.	43.7	243.1

Charge-offs	Ps.	71.4	Ps.	52.5	36.0

Banco Hipotecario’s provision for loan losses for the period ended June 30, 2008 increased to Ps. 149.9 million from Ps. 43.7 million in the period ended on June 30, 2007 in connection with the significant increase in the volume of the loans granted during 2007.

The Risk and Credit Committee decided to maintain a maximum 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing, Reserves and funds created by Risk and Credit Committee dated June 2, 2008, (Ex - Section 13 of Law 24,143) and the Special fund created by a resolution of the board of Directors of the Banco Hipotecario dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2008 and 2007.

	Periods ended June 30				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)

Insurance premiums earned:
Life	Ps.	3.7	Ps.	60.0	22.8
Property damage		11.0		12.1	(9.3)
Unemployment		0.9		1.2	(23.7)
Other		12.3		3.7	232.4

Total premiums earned		97.9	Ps.	77.0	27.1

Insurance claims paid:
Life		5.8		6.1	(0.05)
Property damage		0.2		0.3	(34.5)
Unemployment		0.1		0.2	(61.8)
Other		1.8		0.5	260

Total claims paid		7.9	Ps.	7.2	9.7

Net contribution from insurance	Ps.	90.0	Ps.	69.8	28.9

Banco Hipotecario S.A.’s net contribution from insurance activities of Ps. 90.0 million during the period ended June 30, 2008 increased 28.9 % from Ps.69.8 million, compared to the period ended June 30, 2007. This increase was primarily a consequence of higher premiums resulted from an increase in new loan origination and an expansion of insurance products offered.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)

Loan servicing fees from third parties	Ps.	2.6	Ps.	1.8	42.0
FONAVI commissions		5.7		4.1	38.5
Other Commissions		2.6		1.5	73.3
Credit Card Commissions		104.6		47.9	118.4
Saving accounts commissions		9.5		5.5	72.9
Current accounts commissions		6.1		3.2	90.8
BHN Inversión commissions		20.1			NM
Total commissions		151.1		64.0	136.0

Recovery of loan expenses		33.2		13.0	155.5
Other		7.2		6.3	14.3

Total	Ps.	191.5	Ps.	83.4	129.6

Banco Hipotecario S.A.’s income from services increased to Ps. 191.5 million for the period ended June 30, 2008 from Ps 83.4 million in the same period of 2007, as a result of higher commissions derived from credit cards, origination of mortgage loans and new consumer products and the commissions derived from the insurance activities developed since July 2008 by Banco Hipotecario´s subsidiary BHN Inversión.

Other Expenses on Services

The following table includes the principal components of its other expenses on services for the periods ended June 30, 2008 and 2007:

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)

Structuring and underwriting fees	Ps.	8.2	Ps.	9.5	(14.0)
Banking services		6.0		4.3	41.2
Commissions on third party originations		0.1		0.1	(50.5)
Collections		0.4		0.4	(15.7)
Commissions IFC Bacs		6.9		1.6	337.1
Commissions on Visa		47.3		38.1	24.2
Commissions on saving accounts		2.9		2.4	19.2
Commissions on scoring		12.4		6.6	87.3
Commissions paid to real estate agents		1.7		1.6	1.5
Total		85.7		64.7	32.6

Contributions and taxes on income from services		6.4		3.2	99.9

Total	Ps.	92.1	Ps.	67.8	35.7

Banco Hipotecario S.A.’s other expenses on services increased 35.7 % to Ps. 92.1 million for the period ended June 30, 2008 from Ps. 67.8 million in the period ended June 30, 2007. This increase was mainly due to commissions recorded in other expenditures on services related to the VISA credit card and scoring, in connection with the higher number of credit cards managed.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)

Salaries and social security contributions	Ps.	160.6	Ps.	111.4	44.2
Fees and external administrative services		80.3		55.3	45.2
Maintenance and repair		7.6		4.9	53.4
Advertising and publicity		16.4		20.9	(21.8)
Nonrecoverable VAT and other taxes		21.8		17.0	28.1
Electricity and communications		16.6		10.9	52.4
Depreciation of bank premises and equipment		11.5		6.7	71.9
Amortization of organizational expenses		7.3		3.0	144.8
Corporate personnel benefits		31.9		20.6	54.6
Rent		11.5		4.8
Other		23.1		15.3	50.5

Total	Ps.	388.5	Ps.	270.8	43.5

Administrative expenses for the period ended June 30, 2008 increased 43.5 % to Ps. 388.5.7 million from Ps. 270.8 million for the period ended June 30, 2007. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina, higher advertising expenses related to the launch of its new products and an increase in other fees related to the actions adopted by the Banco Hipotecario in developing its retail banking business.

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2008 and 2007.

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos as, except for percentages)

Penalty interest	Ps.	6.7		6.4	4.8

Loan loss recoveries		106.3		207.2	(48.7)
Reversal of provision for lawsuit		14.7			NM
Reversal of provision for STAR		21.4			NM
Reversal of provision for contingencies		11.6		13.5	(14.3)
Other		23.3		4.6	402.8

Total	Ps.	184.1	Ps.	231.8	(20.6)

Banco Hipotecario S.A.’s miscellaneous income decreased 20.6 % to Ps. 184.1 million for the period ended June 30, 2008 from Ps.231.8 million for the year ended June 30, 2007 primarily as a result of the two sales of a portion of non performing portfolio recorded in memorandum accounts for approximately Ps. 120 million during the period ended June 30, 2007.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2008 and 2007:

	Periods ended June 30,				% Change
	2008		2007		2008/2007
	(in millions of pesos, except for percentages)

Provision for lawsuit contingencies		—	Ps.	14.6	NM
Provision for miscellaneous receivables and others		—		—	NM
Provision StAR granted creditors under guaranteed debt		—		35.1	NM
Provision SAR		—		39.4	NM
Provision for insurance contingences		0.4		3.0	(85.6)
Provision for administrative organization		13.6		34.9
Bogar and Guarantee loans adjustment		—		20.8	NM
Ajuste honorarios direct y síndicos - Acta 23/07		5.7		—
Other taxes		7.6		9.1	(16.5)
Contingency related to the sale of non-performing mortgage portfolio		1.0		8.0	(87.5)
Other		3.3		6.3	(152.4)

Total	Ps.	31.6	Ps.	150.4	(79.0)

Banco Hipotecario S.A.’s miscellaneous expenses decreased 79.0 % to Ps. 31.6 million for the period ended June 30, 2008 from Ps. 150.4 million for 2007 primarily as a result of lower provisions for the appreciation in the trading price of its Class D shares, which is designed to account for the higher value attributable to the stock appreciation rights issued with and attached to its Medium Term Guaranteed Debt due 2010 and its management compensation plan and for Stock Appreciation Compensation plan, Lawsuits contingences, administrative organization and for the sale of a portion of its non performing portfolio.

Liquidity

Banco Hipotecario´s general policy has been to maintain adequate liquidity to meet its operational needs and financial obligations. At June 30, 2009, its liquid assets consisted of:

•	Ps.266.1 million of cash and receivables due from banks;

•	Ps.1320.2 million of Argentine government debt classified as held

•	Ps. 162.9 for trading, and

•	Ps.961.8 million of Argentine Central Bank Bills.

At June 30, 2008, its liquid assets consisted of:

•	Ps.248.8 million of cash and due from banks;

•	Ps.979.8 million of Argentine government classified as held

•	Ps. 111.8 for trading; and

•	Ps. 398.9 million of Argentine Central Bank Bills.

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

Funding

Historically, Banco Hipotecario S.A. financed its lending operations mainly through:

•	the issuance of fixed and floating rate securities in the international capital markets;

•	other financing arrangements with international and domestic financial institutions;

•	securitizations of mortgage loans;

•	cash flow from existing loans;

•	deposits; and

•	Central Bank long term loans.

At June 30, 2009 and 2008, Banco Hipotecario S.A. had four principal funding sources: bonds, Central Bank, other liabilities from financial institutions and deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	At June 30,				% Change
	2009		2008		2009/2008

Bonds (1)	Ps.	2989.2	Ps.	3210.2	(6.9)

Borrowings from Central Bank		20.7		239.1	(91.3)
Borrowings from banks and international entities		96.5		61.1	58.0
Deposits		3387.0		1911.9	77.2

Total	Ps.	6493.4	Ps.	5422.3	19.8

(1)	Excludes accrued interest.

Bonds

The table below describes the principal amount of the different series of notes that Banco Hipotecario has issued and are outstanding:

	Outstanding principal amount at June 30, 2009		Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)				(%)

Bonds issued prior to restructuring (1)	Ps	46.5

GMTN (US$1,200,000,000)
Notes Issued in Restructuring:
Long term bonds (US$449,880,000)		446.0	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Long term bonds (Eur 278,367,000)		808.3	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Series 4 - 9.75% Notes due 2010 (US$250,000,000)		516.8	Nov. 16, 2005	Nov. 16, 2010	9.75

Series 5 (US$250,000,000)		905.6	Abr. 27, 2006	Abr. 27, 2016	9.75
Series 6 (US$150,000,000)		266.1	June, 27, 2007	June, 21, 2010	11.25

Total	Ps.	2.989,3

(1)	Banco Hipotecario S.A. has 10 series of bonds issued prior to the restructuring that have outstanding amounts that were not tendered in the restructuring process consummated in January 2004.

On March 23, 2009, the Banco Hipotecario launched an offer to purchase in cash US dollar-denominated Negotiable Obligations due in 2010 for a principal amount of up to US$ 85,850 thousand and Argentine Peso-Linked Notes due in 2010 for a principal amount of US$

53,772 thousand. The tender offer expired on April 23, 2009. As a result of this transaction, securities were bought back for US$ 16,424 thousand and US$ 9,690 thousand in connection with Banco Hipotecario’s US dollar Negotiable Obligations and Argentine Peso-Linked Notes, respectively. The tender offer of these series of Notes resulted in a gain of Ps. 36,154.

Borrowings from Banks and International Entities

We incurred the following indebtedness, which have been already fully paid with the proceeds obtained from other financings:

•	Banco Hipotecario S.A. obtained a loan from Warehousing Credit Line Agreement with IFC in an aggregate principal amount of Pesos 46.3 million.

•	Banco Hipotecario S.A. obtained Interbank loans in pesos in an aggregate principal amount of Pesos 50.2 million

Borrowings from the Central Bank

On November 11 and December 1, 2004, Banco Hipotecario S.A. pre-paid the financial assistance loans granted by the Central Bank in amounts totaling Ps.10.0 million and Ps.30.0 million, respectively, in order to settle in advance restructured foreign debt. On January 20, 2005 and February 25, 2005, Banco Hipotecario S.A. took part in the tender offer established by the Central Bank in accordance with the guidelines of Communications “A” 4268 and 4282, the amount of Ps.63.8 million and Ps.16.9 million, respectively, having been accepted in settlement of the previously refinanced debt. On May 3, 2005 Banco Hipotecario S.A. fully prepaid all outstanding balances due on this indebtedness of approximately Ps.233.5 million. As of June 30, 2008, Banco Hipotecario S.A. recorded in its financial statements borrowings from the Central Bank totaling Ps. Ps.239.1 million.

On June 26, 2009 the remaining subscription of hedge bonds and of their detached coupons took place and Banco Hipotecario and BACS Banco de Crédito y Securitización S.A. subscribed an original nominal value of US$ 72,196 thousand . As of June 30, 2009 there was no amount of hedge bond to be received pending of delivery.

Loan Securitization Program

Banco Hipotecario has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage and consumer loans to the loan portfolio to different financial institutions as trustee. Once the mortgage loans have been transferred to the trust fund its proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans ceded by the Banco Hipotecario.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

In 2004, the bank created a Global Trust Program “Cédulas Hipotecarias Argentinas” Under this program eight series of Argentine Mortgage Bonds Financial Funds (CHA) were created for the face value of Ps 50.0 million, Ps. 49.9 million, Ps 62.5 million, Ps 64.6 million, 62.5 million, Ps 65.0 million, Ps. 69.1 million, Ps 71.4 million and Ps 74.5 million corresponding to Series I, II, III, IV, V, VI, VII and VIII respectively.

Under BACS¨s Global Trust Securities Program dated April 3, 2008, Series I of the Cédulas Personales Financial Trust was issued for an amount of Ps. 59.4 million

Deposits

Banco Hipotecario S.A. did not historically rely upon deposits as a principal source of funding, Banco Hipotecario S.A. engaged in limited deposit taking activities. Its other deposits consist of checking accounts maintained by different provincial housing funds and agencies representing Argentine government contributions from the collection of federal taxes which have been set aside for use by the provinces for special purposes and transferred to these accounts.

In December 2001 Banco Hipotecario received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2009 and 2008 its total deposits consisted of the following:

	At June 30, 2009		At June 30, 2008		%Change
					2009/2008
Checking accounts	Ps.	68.9	Ps.	40.3	70.9
Saving accounts		215.6		178.1	21.1
Time deposits		3019.8		1657.3	82.2
Other deposits accounts		62.7		32.4	93.6
Accrued interest payable		45.3		18.2	148.6

Total	Ps.	3412.2	Ps.	1926.3	77.1

Its current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop its financing activities.

Contractual Obligations

In connection with its operating activities, Banco Hipotecario enters into certain contractual obligations. The following table shows the principal amounts of its contractual obligations and their contractual interest rates as of June 30, 2009:

	Maturity	Annual interest rate	Total Ps.	Past due	Less than a year	1 to 3 years	3 to 5 years	Over 5 years
Bonds
Defaulted bonds U$S (1)			26.9	26.9
Defaulted bonds Eur (1)			19.6	19.6
Serie 4	16-Nov-10	9.75%	516.8			516.8
Serie 5	27-Abr-16	9.75%	905.6					905.6
Serie 6	21-Jun-10	11.25%	266.1		266.1
Long term bonds U$S	1-Dic-13	3% - 6%	446.0				446.0
Long term bonds EURO	1-Dic-13	3% - 6%	808.3				808.3

Loans

Repurchase Agreement, DEPFA Bank	14-Dic-09	Libor 180d + 1,4%	150.3		150.3
Repurchase Agreement, Barclays	14-Dic-09	Libor 180d + 1.40%	227.7		227.7
Repurchase Agreement, Barclays	10-Ago-09	Libor 180d + 1.90%	113.9		113.9
Repurchase Agreement, Deutsche Bank	10-Ago-09	Libor 180d + 1,03%	208.7		208.7
Repurchase Agreement, DEPFA Bank	10-Ago-09	Libor 180d + 1,0%	75.9		75.9
Repurchase Agreement, Macquire Bank	10-Ago-09	Libor 90d + 1,30%	39.8		39.8
Repurchase Agreement, Macquire Bank	10-Ago-09	Libor 90d + 1,95%	51.2		51.2
Repurchase Agreement, Merrill Lynch	2-May-10	Libor 180d + 0.55%	75.9		75.9
Repurchase Agreement, Barclays	2-May-10	Libor 180d + 0.49%	75.9		75.9
Repurchase Agreement, Barclays	2-May-10	Libor 180d + 0.95%	34.2		34.2

(1)	Includes debtors who did not accept the restructuring process

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	cash generated by operations;

•	cash generated by the issuance of debt securities;

•	cash from borrowings and financings arrangements; and

•	cash proceeds from the sale of real estate.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	capital expenditures for property, plant and equipment;

•	interest payments and repayments of short-term and long-term debt;

•	acquisition of shares in companies;

•	payments of dividends; and

•	acquisitions or purchases of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2009, we had a negative working capital of Ps.83.0 million. This amount relates mainly of APSA working capital deficit, whose treatment is being considered by the Board of Directors and the respective Management. At the same date, we had cash and cash equivalents totaling Ps.185.9 million, a decrease of 52.2% from the Ps.389.0 million of cash and cash equivalents held as of June 30, 2008.

As of June 30, 2008, we had a working capital of Ps.151.6 million and cash equivalents totaling Ps.389.0 million, a decrease of 45.1% from the Ps.708.5 million of cash and cash equivalents held as of June 30, 2007.

As of June 30, 2007, we had a working capital of Ps.523.7 million. At the same date, we had cash and cash equivalents totaling Ps.708.5 million, an increase of 332.3% from the Ps.163.9 million of cash and cash equivalents held as of June 30, 2006.

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

Cash Flow Information

Operating Activities

2009 Fiscal Year. Our operating activities resulted in net cash inflows of Ps.299.3 million for fiscal year 2009, primarily as a result of operating gains of Ps.487.7 million, an increase in inventories of Ps.74.9 million and an increase in advances from customers, salaries and social security payable and taxes payable of Ps.86.1 million. These were partially offset by an increase in accounts receivable, net of Ps.122.6 million, an increase in other receivables and prepaid expenses, net of Ps.133.7 million, a decrease in trade accounts payable of Ps.38.6 million and a decrease in other liabilities of Ps.27.5 million.

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

Investment Activities

2009 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.443.5 million for fiscal year 2009, of which Ps.157.6 million were related to the acquisition of shares in companies and undeveloped parcels of land and other non-current investments primarily in the acquisition of an additional interest of 9.58% in Banco Hipotecario´s equity, and in the acquisition of a 30% interest in Metropolitan, and Ps. 272.3 million were invested in the acquisition of fixed assets mainly in the partial construction at the Panamerican Mall Ps. 205.9 million and the construction at Dique IV.

2008 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.788.6 million for fiscal year 2008, of which Ps.419.0 million were related to the acquisition of business and assets, mainly to the purchase of two buildings (including their in place leases) known as “Edificio República” and “Torre Bank Boston” for Ps.228.3 million and Ps.173.9 million, respectively. We also made investments in fixed assets of Ps. 332.5 million of which, Ps.257.7 million were invested through APSA primarily in the partial construction of the Panamerican Mall for Ps.114.4 million, improvements of shopping centers for Ps.50.0 million, in the initial payment for the transfer of Soleil Factory shopping center for Ps.25.6 million, and Ps.40.0 million in the Hotel segment of which Ps. 30.7 million were invested in Hotel Llao Llao. We also invested Ps. 23.1 million relating to Patio Olmos Building and Ps. 16.1 were related to advance payment for a plot of land located at Beruti 3571. We also invested Ps.17.2 million in undeveloped parcels of land.

2007 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.510.8 million for fiscal year 2007, primarily as a result of investments in fixed assets of Ps.410.1 million due to (i) the acquisition of Bouchard 551 for Ps.243.2 million, (ii) Ps.96.4 million thorough APSA primarily for improvements made in shopping centers (iii) improvements in the Hotel Operations segment for Ps.57.1 million, principally in Llao Llao for Ps.49.4 million, and as a result of a decrease in minority interest of Ps.41.0 million principally due to the increase in our ownership in Palermo Invest and in APSA for Ps.27.5 million and Ps.7.2 million, respectively.

Financing Activities

2009 Fiscal Year. Our financing activities resulted in net cash outflows of Ps.58.9 million. Our net cash spent on financing activities for fiscal year 2009 was primarily related to (i) the payment of short-term and long-term debt for Ps.156.3 million, mainly due to the payment of Tarshop´s debt, the acquisition of Empalme and Mendoza Plaza, the cancellation of notes and the payment of Deutsche Bank loan, (ii) Ps.105.4 related to the repurchase of APSA Notes Series I and II, (iii) the payment of dividends to minority shareholders of Ps.23.5 million, partially offset by (i) a capital contribution made by minority owners in related parties of Ps.48 million, and (ii) the increase of financial loans and bank overdraft of Ps.180.8 million.

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

2007 Fiscal Year. Our financing activities resulted in net cash inflows of Ps.892.2 million. Our net cash provided by financing activities for fiscal year 2007 was primarily related to (i) the proceeds from short-term and long-term debt for Ps.1,199.7 million, primarily due to the issuance of our notes and APSA notes (ii) our issuance of common shares as a result of the exercise of warrants for Ps.26.0 million, partially offset by (i) the payment of short-term and long-term debt for Ps.292.2 million, (ii) the payment of dividends to minority shareholders for Ps.23.2 million and (iii) a the partial repayment of Ps.18.0 million of a mortgage payable.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2009:

	Maturity Schedule
	Currency	Less than 1 year(1)	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total(2)	Average annual interest rate
	(in millions of Pesos)(3)%							%

Bank and other debt
Bank loans	Ps. / US$	248.4	25.6	25.5	25.5	—	325.1
Hoteles Argentinos secured loan	US$	20.7	—	—	—	—	20.7	9.7
Alto Palermo 10% convertible notes due 2014	US$	2.6	—	—	—	58.8	61.4	10.0
Alto Palermo 11% Series II notes (4)	Ps.	26.6	26.4	26.4	—	—	79.4	11.0
Alto Palermo 7.875% Series I notes due 2017 (4)	US$	2.7	-0.5	-0.5	-0.5	285.7	286.9	7.9
IRSA 8.5% notes due 2017 (4)	US$	19.3	-0.9	-0.9	-0.9	566.4	583.0	8.5
Debt related to purchase of subsidiaries	Ps. / US$	28.9	1.7	1.7	1.7	3.5	37.5

Total bank and other debt		349.2	52.3	52.2	25.8	914.4	1,393.9

Mortgages payable
Mortgage payable Terrenos Bariloche	US$	1.9	—	—	—	—	1.9	7.0

Total mortgages payable		1.9	—	—	—	—	1.9

Total debt		351.1	52.3	52.2	25.8	914.4	1,395.8

(1)	Includes accrued interest.
(2)	Figures may not sum due to rounding.
(3)	Exchange rate as of June 30, 2009: US$1.00 = Ps.3.797.
(4)	Includes issuance expenses (under Argentine GAAP expenses incurred in connection with the issuance of debt are classified as short-term or long-term debts, as appropriate).

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

10% Convertible Notes due 2014

On July 19, 2002 APSA issued US$ 50.0 million Unsecured Convertible Notes (the “Convertible Notes”) in exchange for cash and settlement of certain liabilities with our shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. acted as underwriting and placement agent and the offer was fully subscribed. The proceeds of the issue of Convertible Notes was used to settle short-term bank loans in the sum of Ps. 27.3 million, and to redeem preferred corporate notes issued by APSA in the principal amount of Ps. 52.8 million. Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps. 0.10 per share. Translation rate per US dollar is Ps. 3.08642 or the result obtained from dividing the exchange rate effective at translation date by the par value of APSA´s common shares, whichever is lower. Maturity date of Convertible Notes was July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, the noteholders approved the extension of the maturity date of Convertible Notes to July 19, 2014; the other terms and conditions remained unchanged. During fiscal years 2007, 2006, 2005, 2004 and 2003 holders of approximately US$ 2.77 million of APSA´s Convertible Notes exercised their conversion rights; consequently, APSA issued 101,582; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. As at June 30, 2009 the outstanding balance of APSA´s Convertible Notes was US$ 47.2 million. If all bondholders exercise their conversion rights, APSA´s common shares would increase from Ps. 782.1 million to Ps. 2,239.7 million.

The convertible notes outstanding as of June 30, 2009 totaled US$ 47,227,934. If all the holders of APSA notes were to exercise their conversion rights, the number of APSA’s outstanding shares would go up to 782,064,214.

As of June 30, 2009, we held US$ 31.7 million convertible notes in nominal value.

Alto Palermo series I and series II notes

On May 11, 2007 Alto Palermo issued two new Series of Notes totalling US$170 million. Series I corresponds to the issue of US$120 million maturing on May 11, 2017, at a 7.875% interest rate payable semi-annually on May 11 and November 11 each year starting on November 11, 2007. The principal amount of this Series is due in a single instalment at maturity. Series II corresponds to the issue of Ps. 154.0 million (equivalent to US$50 million) maturing on June 11, 2012, at an 11% fixed interest rate payable semi-annually on June 11 and December 11 each year starting on December 11, 2007. The principal amount is payable in seven equal and consecutive semi-annual instalments starting on June 11, 2009.

The first instalment of Series II was paid in the last month of fiscal year 2009.

The aforementioned Series I and II, were issued under the framework of the Global Note Program of APSA. Series I and Series II Notes have been rated by Standard & Poor´s Ratings Services (“S&P”) and Fitch Ratings Ltd. (“Fitch”). S&P has awarded to both Series I and Series II an international B+ rating and a local raAA- rating, whilst Fitch has awarded to both Series I and Series II an international B+ rating and a local AA-(arg) rating.

Acquisition of Alto Palermo’s Series I Notes. During fiscal 2009 we bought Alto Palermo’s Series I Notes, at a fixed interest rate and maturing in June 2017, for US$ 39.6 million in nominal value under the Global Program of Negotiable Obligations for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.488 as the so-called dirty price (includes interest accrued but still unpaid) for a total of US$ 19.3 million.

In turn, in the course of fiscal 2009 our subsidiary Alto Palermo repurchased some of its Series I notes for US$ 5 million in nominal value. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 1.9 million.

Therefore, as of June 30, 2009, IRSA’s consolidated holdings of Series I notes amounted to US$ 49.6 million in nominal value.

Acquisition of Alto Palermo’s Series II Notes. During fiscal 2009 we bought Alto Palermo’s Series II Notes, at a fixed interest rate and maturing in June 2012 (Argentine Peso-Linked Note) for US$ 15.1 million in nominal value under the Global Program of Negotiable Obligations for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.5447 for a total of US$ 8.2 million.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo repurchased some of its Series II notes for US$ 3.2 million in nominal value. As a weighted average, the price paid was US$ 0.75 for a total of US$ 2.25 million.

Therefore, at June 30, 2009, our consolidated holdings of Alto Palermo Series II notes amounted to US$ 19.9 million in nominal value including previous holdings.

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

Capital Expenditures

Three-month period-Fiscal Year 2010. For the first three months period of fiscal year 2010 we invested Ps.20.3 million in capital expenditures mainly for the completion of Dot Baires shopping and Dique IV.

2009 Fiscal Year. For the fiscal year ended June 30, 2009 we invested Ps.282.1 million, of which (i) Ps.272.3 million were related to acquisitions and improvements in fixed assets, mainly in the construction of Dot Baires shopping (Ps. 205.9 million) and the construction of Dique IV, and (ii) Ps.9.8 million were invested in the acquisition of undeveloped parcels of land.

2008 Fiscal Year. For the fiscal year ended June 30, 2008, we invested Ps.768.7 million of which Ps.419.0 million were related to the acquisition of businesses and assets, mainly the purchase of two buildings (including their in place leases) known as “Edificio República” and “Torre Bank Boston” for Ps.228.3 million and Ps.173.9 million, respectively. We also made investments in fixed assets of Ps. 332.5 million of which Ps.257.7 million were invested through APSA primarily in the partial construction of the Dot Baires shopping for Ps.114.4 million, in improvements of shopping centers for Ps.50.0 million, in the initial payment for the transfer of Soleil Factory shopping center for Ps.25.6 million, and Ps.40.0 million in the Hotel operations segment of which Ps. 30.7 million were invested in Hotel Llao Llao. We also invested Ps.23.1 million relating to Patio Olmos Building and Ps.16.9 were related to advance payment for a plot of land located at Beruti 3571. We also invested Ps.17.2 million in undeveloped parcels of land.

2007 Fiscal Year. For the fiscal year ended June 30, 2007, we invested Ps.419.4 million of which Ps.410.1 million, were related to the acquisition of Bouchard 551 for Ps.243.2 million, Ps.96.3 million through APSA primarily for the improvement of shopping centers and Ps.57.1 million in the Hotel operations segment, of which Ps.49.4 million were invested in Hotel Llao Llao. We also invested Ps.9.3 million in undeveloped parcels of land.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the impact of certain U.S. GAAP adjustments on equity investees;

•	the accounting for marketable securities;

•	the application of different useful lives for depreciation purposes;

•	the deferral of certain pre-operating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the accounting for a mortgage payable with no stated interest;

•	the accounting for securitization programs;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the present-value accounting;

•	the restoration of previously recognized impairment losses accounting;

•	the accounting for convertible notes;

•	the accounting for troubled debt restructuring;

•	the accounting for real estate barter transactions;

•	the accounting of inventories;

•	the revenue recognition of deferred brokerage commissions over the term of the respective leases;

•	the escalation rental revenue under straight-line method over the term of the leases;

•	the deferral of certain revenues from life and disability insurance and origination fees;

•	the amortization of fees related to the Senior Notes;

•	the accounting for software obtained for internal use;

•	the accounting for increasing rate debt;

•	the derecognition of the put option for the sale of shares of Metropolitan

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

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See note 29 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2007, 2008 and 2009 was approximately Ps.107.1 million, Ps. 54.9 million and Ps. 158.6 million, respectively, compared to approximately Ps.103.2 million, Ps.122.1 million and Ps. 6.6 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2008 and 2009, was Ps.1,924.2 million and Ps. 2,095.7 million, respectively, compared to Ps.1,640.9 million and Ps. 1,588.1 million, respectively, under U.S. GAAP.

C. Research and Development, Patents and Licenses, etc.

We do not have any research, development, patents or licenses that are material for the conduct of our business.

D. Trend Information

After the economic crisis suffered last year, the global economy is moving forward to an expansion track together with much better financial conditions. According to IMF “World Economic Outlook” released in October 2009, world total output will reduce 1.1 % in 2009, while it is projected that it will grow around 3.1 % in 2010. This is mainly because financial market sentiment and risk appetite have rebounded, banks have raised capital and wholesale funding markets have reopened, and emerging market risks have eased.

Within this international context, Argentina’s GDP is expected to rebound for year 2010, in the year 2009 to date a slow-down has been perceived in the level of activity: the EMAE indicator, a monthly estimate of economic activity, shows a recovery and growth for August and September while it showed a slowdown for the precious months and is forecasted, by Estudio Broda & Asoc, to have a negative growth of 3.2% for the whole calendar 2009. Nevertheless, we believe our business lines are well positioned to face a scenario of reduced economic growth thanks to our levels of cash flow generation and long term debt maturity profiles.

As regards macroeconomic indicators, though the country’s fiscal surplus has deteriorated during the first ten months of 2009 compared to the same period of the previous fiscal year, Argentina’s external accounts have performed favorably as the current account is projected to yield a US$ 8,600 million surplus in 2009, 13.4% higher than the figure posted a year earlier. Therefore, the Argentine Central Bank maintains a solid position in terms of reserves and as of October 2009 it had succeeded in accumulating US$ 46,949 million. On top of the stabilization perceived in global financial conditions, the above circumstances have helped to improve liquidity conditions in the local market and access to credit by companies. For more information see Item 3 “Risk Factors – Risk related to Argentina there are concern about accuracy of Argentina´s official inflation statistics”.

As concerns the various sectors of the economy, the main indicators show a certain slow-down in the pace of growth of activities. As concerns the construction industry, according to the data shown by the Indicator of Construction Activities (ISAC, in Spanish) prepared by the Argentine Institute of Statistics and Censuses (INDEC), construction activities showed an insignificant growth (0.07%) in October 2009 compared to the same month of the previous fiscal year, meaning that this activity is back to the levels it had before the crisis gained momentum. As regards retail sales, accumulated sales in supermarkets and shopping centers altogether have grown 16.7 % accounting for the period January-October 2009 compared to the same period last year.

As regards the demand for homes in the residential real estate market after the shrinkage in demand seen in the first half of the year, home prices remained relatively stable and there was an increase in the number of real estate transactions closed in the third calendar quarter of 2009. Compared to other countries, no sub-prime mortgage crisis is to be expected in our market affecting the value of homes as it occurred in other economies because home loans here still stand for less than 2% of this country’s GDP.

As concerns the office rental market in Buenos Aires, since the end of 2008 and as a result of the changes occurred in the economic scenario and the larger availability of surface area mainly due to the addition of footage to the market, there was an increase in vacancy rates which affected the general market price levels.

As regards the hotel sector, according to the data released by the Tourism Secretariat in its International Tourism Survey (“ETI”) as of September 2009 the number of tourists arriving in Argentina (accumulated 12-month data) fell by approximately 16% compared to the cumulative figures for the same period a year earlier. That was mainly due to the impact of the worldwide financial crisis and the H1N1 Influenza outbreak.

A return to an adequate pace of growth is widely expected for Argentine GDP during the next year. A confirmation of these expectations coupled with the strong position of Argentine Central Bank reserves, the country’s competitive position in the world food export markets and the probable restructuring of the remaining sovereign debt could lead to improved consumer and investor confidence. Given this scenario, we expect a growth in transaction volumes for the local financial markets, leading to credit expansion and the persistence of trends observed in the last few months showing stabilization and reduction on local spreads levels. Of course, no assurances can be given about the materialization of these economic expectations, the continuation of current favorable trends and the sustainability of credit expansions.

Despite an overall less favorable context, the Company’s segments continue to show a robust position in the current scenario thanks to the quality of our assets, which the market still perceives as attractive. This in turn translates into high levels of occupancy and cash generation combined with low short-term indebtedness. This allows us to assert that we are in a position to sustain our market leadership.

E. Off-Balance Sheet Arrangements

At June 30, 2009, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2009:

Payments due by period (2)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	1,879,666	282,555	285,721	134,920	1,176,470

Purchase Obligations	79,297	11,906	67,391	—	—

Other Long-Term Obligations	45,709	8,024	11,578	5,057	21,050

Total (1)	2,004,672	302,485	364,690	139,977	1,197,520

(1)	Includes our main financial and related parties debts, foreign suppliers and tax amnesty plan for gross sales tax payable.
(2)	Includes accrued interest and prospective interest.

G. Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward Looking Statements” in the introduction of this annual report for the forward looking safe harbor provisions.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Composition of the Board of Directors

We are managed by a board of directors. Our by-laws provide that our board of directors will consist of a minimum of eight and a maximum of fourteen full directors and an equal or minor number of alternate directors. Currently our board of directors is composed of thirteen directors and five alternate directors. Our directors and alternate directors are elected for three-year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

Alternate directors will be summoned to exercise their functions in case of absence, vacancy of death of a full director up to a new director were designated.

The table below shows information about our directors and alternate directors:

Name	Date of birth	Position	Date of current appointment	Term expiration	Current position held since

Eduardo S. Elsztain	01/26/1960	Chairman	2009	2012	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2009	2012	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2007	2010	2001
Fernando A. Elsztain	01/04/1961	Director	2008	2011	1999
Carlos Ricardo Esteves	05/25/1949	Director	2008	2011	2005
Cedric D. Bridger	11/09/1935	Director	2009	2012	2003
Marcos Fischman	04/09/1960	Director	2009	2012	2003
Fernando Rubín	06/20/1966	Director	2007	2010	2004
Gary S. Gladstein	07/07/1944	Director	2007	2010	2004
Mario Blejer	06/07/1948	Director	2008	2011	2005
Mauricio Wior	10/23/1956	Director	2009	2012	2006
Gabriel A. G. Reznik	11/18/1958	Director	2008	2011	2008
Ricardo Liberman	12/18/1959	Director	2008	2011	2008
Juan C. Quintana Terán	06/11/1937	Alternate director	2008	2011	1996
Emilio Cárdenas	08/13/1942	Alternate director	2006	2009	2003
Salvador D. Bergel	04/17/1932	Alternate director	2008	2011	1996
Enrique Antonini	03/16/1950	Alternate director	2007	2010	2007
Daniel Ricardo Elsztain	12/22/1972	Alternate director	2007	2010	2007

Carlos Ricardo Esteves, Cedric Bridger, Mario Blejer, Emilio Cárdenas, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to Comisión Nacional de Valores’ Resolution No. 400/2002. The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of Alto Palermo, Cresud, Shopping Alto Palermo S.A., Consultores Asset Management, Banco Hipotecario and BACS Banco de Crédito & Securitización among other companies. He is also director of BrasilAgro and Hersha Hospitality Trust among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

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

Fernando Rubín. Mr. Rubin has a degree in psychology from the Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001, he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for us, director of human resources for Moet Hennessy Louis Vuitton (“LVMH”) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partners-International Management Consultants.

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

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth where he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Insituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

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

Daniel Ricardo Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration. He has been our Commercial Director since 1998. Mr. Elsztain is the brother of both the Chairman of the Board of Directors, Mr. Eduardo S. Elzstain, and of the Vice-Chairman, Mr. Alejandro G. Elzstain and cousin of the Director Fernando A. Elzstain.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an executive committee consisting of a minimum of five and a maximum of nine directors, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain as members, The executive committee meets as needed by our business, or at the request of one or more of its members.

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

The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting, held on October 29, 2009:

Name	Date of birth	Position	Expiration Date	Current position held since

José D. Abelovich	07/20/1956	Member	2010	1992
Marcelo H. Fuxman	11/30/1955	Member	2010	1992
Roberto Murmis	04/07/1959	Member	2010	2005
Silvia De Feo	10/07/1958	Alternate member	2010	2003
Sergio Leonardo Kolaczyk	11/28/1964	Alternate member	2010	2005
Alicia Graciela Rigueira	12/02/1951	Alternate member	2010	2006

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

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Alto Palermo, Cresud, SAPSA, Inversora Bolívar and Banco Hipotecario S.A..

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

At our shareholders meeting held on October 29, 2009, the shareholders approved an aggregate compensation of Ps.11.9 million for all of our directors for the fiscal year ended June 30, 2009.

We do not have written contracts with our directors. However, Mr. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, and Fernando Rubín are employed by us under the Labor Contract Law No. 20.744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Senior Management

We pay our senior management a fixed amount, established by taking into consideration their background, capacity and experience, and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2009 was Ps.8.0 million.

During this period our contributions to compensation plan for our senior management amounted to Ps.0.2 million.

Supervisory Committee

The shareholders meeting held on October 29, 2009, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Compensation plan for executive management

We have a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.0.6 million, Ps.0.4 million and Ps 0.2 million for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

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

D. Employees

As of June 30, 2009, we had 2,593 employees on a consolidated basis. our employees corresponding to Argentine real estate are represented by the Commerce Union (approximately 15%) -SEC: Sindicato de Empleados de Comercio- by Horizontal Property Union -SUTERH- (approximately 3% of workers) and the Administrative Construction Union –UECARA- (approximately 5% ). Shopping Centers and Consumer financing employees are also represented by the Commerce Union; approximately 60% of total workers are under commerce collective labor agreements. Hotel workers are represented by the Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina (UTHGRA).

The following table sets forth the number of employees divided by business segment as of each year –end :

	Development and sale of properties and other non-shopping center retail properties	Shopping Centers(2)	Hotel Operations (3)	Financial Operations and others (4)	Consumer Financing(5)	Total
As of June 30, 2005	154	872	861	75	556	2,518
As of June 30, 2006	185	966	1,024	—	979	3,154
As of June 30, 2007	228	983	785	—	1,302	3,298
As of June 30, 2008	243	1,043	764	—	1,298	3,348
As of June 30, 2009	209	1,001	694	—	689	2,593

(1)	Argentine Real Estate includes IRSA, Inversora Bolívar, Baldovinos, Madero, Libertador 498.
(2)	Starting June 2000, Shopping Centers includes Altocity (e-commerce) and does not include Mendoza Plaza prior to fiscal year 2005.
(3)	Hotels include Intercontinental, Sheraton Libertador and Llao Llao.
(4)	Telecommunications include Red Alternativa and Alternativa Gratis.
(5)	Credit cards include Tarshop.

E. Share Ownership

Share ownership of directors, members of the supervisory committee, members of the executive committee and senior management as of November 30, 2009.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, supervisory committee and senior management as of November 30, 2009:

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	331,728,746	57.33%
Saúl Zang	First Vice-Chairman	1,372,823	0.24%
Alejandro G. Elsztain	Second Vice- Chairman	2,747,674	0.47%
Oscar P. Bergotto	Director	—	—
Fernando A. Elsztain	Director	—	—
Carlos Ricardo Esteves	Director	—	—
Cedric D. Bridger	Director	—	—
Marcos Fischman	Director	20,000	—
Fernando Rubín	Director	—	—
Gary S. Gladstein	Director	21,003	—
Mario Blejer	Director	—	—
Mauricio Wior	Director	—	—
Gabriel Adolfo Gregorio Reznik	Director	—	—
Ricardo Liberman	Director	—	—
Juan C. Quintana Terán	Alternate director	—	—
Emilio Cárdenas	Alternate Director	—	—
Salvador D. Bergel	Alternate director	—	—

Name	Position	Number of Shares	Percentage
Enrique Antonini	Alternate Director	—	—
Daniel Ricardo Elsztain	Alternate director	—	—

Senior Management
Gabriel Blasi	Chief financial officer	422,360	0.07%
Jorge Cruces	Chief real estate officer	58,851	0.01%
David A. Perednik	Chief administrative officer	95,040	0.02%

Supervisory Committee
José D. Abelovich	Member	—	—
Marcelo H. Fuxman	Member	—	—
Roberto Murmis	Member	—	—
Silvia C. De Feo	Alternate member	—	—
Sergio Kolaczyk	Alternate member	—	—
Alicia Rigueira	Alternate member	—	—

(1)

Includes (i) 290,696,653 common shares beneficially owned by Cresud S.A., (ii) 39,855,739 common shares beneficially owned by Agrology S.A., (iii) 545,384 common shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (iv) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (v) 2,900 common shares owned directly by Eduardo S. Elsztain

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares and all our directors and officers as a group.

	Share Ownership as of November 30, 2009
Shareholder	Number of Shares	Percentage(4)

Cresud(1)	330,552,392	57.12%
IFISA(2)	545,384	0.09%
D.E. Shaw & Co. Inc.	44,421,150	7.68%
Directors and officers including Eduardo Elsztain(3)	9,659,923	1.67%
Social Security National Agency (“ANSES”)	25,040,501	4.33%

Total	410,219,350	70.89%

(1)	Eduardo S. Elsztain is the beneficial owner of 166,956,527 shares of Cresud, representing 34.8% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 57.12% of our shares by virtue of his investment in Cresud.
(2)	Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited (“IFIS”), a corporation organized under the laws of Bermuda and IFISA, a corporation organized under the laws of Uruguay. Mr. Elsztain, is the beneficial owner of 31.84% of IFIS capital stock, which owns 100% of IFISA. As a result, Mr. Elsztain may be deemed to be the beneficial owner of an additional 0.09% of our shares due to IFISA’s 0.09% interest in us, without taking into account his indirect interest in us through Cresud.

(3)	As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 57.12% of our outstanding shares consisting of (i) 290,696,653 shares held by Cresud (ii) 39,855,739 shares held by Agrology and (ii) 545,384 shares held by IFISA. In addition, Mr. Elsztain is the beneficial owner of an additional 0.11% of our outstanding shares consisting of (i) 628,070 shares held by Consultores Assets Management S.A., and (ii) 2,900 shares held directly by Eduardo Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 331,728,746 common shares, representing 57.33% of our outstanding shares.
(4)	As of November 30, 2009, the number of outstanding shares was 578,676,460.

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

As of November 30, 2009 Cresud’s shareholding in us increased to 50.2% through purchases in the market.

As of November 30, 2007, IFISA had exercised all of its warrants and owned 1.4% of our shares. As of November 30, 2008, IFISA’s shareholding in us decreased to 0.3%. As of November 30, 2009 IFISA shareholding in us decreased to 0.09%

Parque Arauco is a significant shareholder in our subsidiary APSA. Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

Changes in Share Ownership

Changes in Share Ownership	Share Ownership as of (5)
Shareholder	Nov. 30, 2009 (%)	June 30 2009(%)	June 30, 2008 (%)	June 30, 2007 (%)	June 30, 2006 (%)
Cresud(1)	50.2	50.2	38.4	25	26.7
IFISA(2) (3)	0.09	0.4	1.6	1.2	0.8
D.E. Shaw & Co. Inc.	7.68	7.7	6.7	0.2	—
Directors and officers (4)	1.67	0.9	0.5	0.3	0.2
Social Security National Agency (“ANSES”)	4.33	4.3	4.1	4.8	4.7
Total	63.97	63.50	44.6	31.3	32.4

(1)	Eduardo S. Elsztain is the beneficial owner of 166,956,527 shares of Cresud, representing 34.71% of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 57.12% of our shares by virtue of his investment in Cresud.
(2)	Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited (“IFIS”), a corporation organized under the laws of Bermuda and IFISA, a corporation organized under the laws of Uruguay. Mr. Elsztain, is the beneficial owner of 31.84% of IFIS capital stock, which owns 100% of IFISA. As a result, Mr. Elsztain may be deemed to be the beneficial owner of an additional 0.08% of our shares due to IFISA’s 0.09% interest in us, without taking into account his indirect interest in us through Cresud.
(3)	As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 57.22% of our outstanding shares consisting of (i) 290,696,653 shares held by Cresud (ii) 39,855,739 shares held by Agrology and (ii) 545,384 shares held by IFISA. In addition, Mr. Elsztain is the beneficial owner of an additional 0.11% of our outstanding shares consisting of (i) 628,070 shares held by Consultores Assets Management S.A., and (ii) 2,900 shares held directly by Eduardo Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 331,728,746 common shares, representing 57.33% of our outstanding shares.

(4)	Includes only direct ownership of our Directors and Senior Management.
(5)	As of November 30, 2009, the number of outstanding shares was 578,676,460.

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

Securities held in the host country

As of November 30, 2009, the Company’s total issued outstanding capital stock outstanding consisted of 578.676.460 common shares. As of November 30, 2009, there were approximately 34,727,956 Global Depositary Shares (representing 347,279,560 of our common shares, or 63.0% of all or our outstanding shares) held in the United States by approximately 86 registered holders of Global Depositary Shares.

As of November 30, 2009 our directors and senior officers controlled, directly or indirectly, approximately 58.9% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. Related Party Transactions

We increased our investment in Banco Hipotecario

Several of our directors are also directors of Banco Hipotecario.

We have increased our investment in Banco Hipotecario since 2004. As of the date of this annual report, we owned directly and indirectly Class D shares representing an 26.86% stake in Banco Hipotecario, which give us the right to cast 41.92% of the total votes that may be cast at a shareholders’ meeting of Banco Hipotecario.

As of the date of this annual report, other companies affiliated with our chairman, Eduardo Elsztain (including IFIS, of which IFISA is a wholly owned subsidiary), owned Class D shares representing 1.12% of Banco Hipotecario and currently affording such holders the right to cast 1.75% of the total votes that may be cast at a shareholders’ meeting of Banco Hipotecario. As a result, as of the date of this annual report, we and other affiliated companies owned in the aggregate Class D shares representing 27.98% of Banco Hipotecario’s shares, currently affording us and such other affiliated companies the right to cast, in the aggregate, 43.68% of the total votes that may be cast at a shareholders meeting and to nominate 6 of Banco Hipotecario’s 12 directors.

Space for Fundación IRSA and Fundación Museo de los Niños at No Cost

On October 31, 1997, our subsidiary APSA approved the execution of an agreement granting Fundación IRSA the free right to use 3,800 square meters of constructed area in the Abasto Shopping Center for a 30-year period.

On November 29, 2005, APSA approved the execution of an agreement granting Fundación Museo de los Niños, the free right to use approximately 2,670.11 square meters of constructed area in the Shopping Rosario for a 30-year period.

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

Fundación Museo de los Niños is a charitable non-profit organization established by the same founders of Fundación IRSA and run by the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the development of Museo de los Niños, Abasto and Museo de los Niños, Rosario. On October 29, 1999, APSA approved the assignment of Museo de los Niños, Abasto’s agreement to Fundación Museo de los Niños. In addition, on December 12, 2005, an agreement granting the right to use of the space designated for Museo de los Niños, Rosario, at no cost, was signed.

Donations for Fundación IRSA and Fundacion Museo de los Niños

During the fiscal years ended June 30, 2007, 2008 and 2009, we made donations to Fundación IRSA and Fundación Museo de los Niños for a total amount of Ps.2.5 million, Ps.4.8 million and Ps.4.0 million, respectively. Eduardo S. Elsztain is the chairman of Fundación IRSA and Fundación Museo de los Niños.

Our Shares

As of November 30, 2007, IFISA converted all of its convertible notes and warrants. After this exercise of warrants and conversion of convertible notes, IFISA had no outstanding warrants or convertible notes of our Company. As a result, IFISA owned as of November 2007 8.0 million of our common shares, representing 1.4% of our total outstanding common shares.

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

Between June 2007 and November 2007, 12.0 million convertible notes were converted and 33.0 million warrants were exercised. After this exercise of warrants and conversion of convertible notes, Cresud had no outstanding warrants or convertible notes of our Company. As of November 30, 2007 Cresud owned 34.4% of our common shares and as of June 30, 2008 Cresud increased its participation in our Company to 38.4 % of our common shares by acquisitions in the open market.

As of June 30, 2009 Cresud increased its participation in our Company to 55.64 % of our common shares by acquisitions in the open market.

As of November 30, 2009 Cresud’s ownership of our Company was 57.12%.

Also Subsequent to the close of the fiscal year and until the date of this annual report, Cresud purchased 8,553,510 shares issued by us, of nominal value 1.0 each, for an average price of U$S 0.5529 and for an aggregate amount of U$S 4.7292 million.

Lease of our Headquarters

Our headquarters are located at Bolívar 108, 1st floor, City of Buenos Aires. We lease this property from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, and from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and several of his relatives. A lease agreement was signed among us, Alto Palermo, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease establishes a term of 120 months and monthly rental payments of Ps. 8,490. We, Alto Palermo, and Cresud each pay one-third, or Ps. 2.830, of such rent.

Office Space Lease

On November 1, 2008, we lease the 22nd floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement related to such floor and to ten parking lot spaces. This agreement, effected from November 1st, 2008, until October 31, 2011, has duration of 36 months. We pay a monthly rent of US$ 23,234.

In June 2009, we lease the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement related to such floor and to eight parking lot spaces. This agreement, effective from September 1st, 2008, until August 31, 2011, has duration of 36 months. We pay a monthly rent of US$ 7,745

Legal Services

During the fiscal years ended June 30, 2007, 2008 and 2009 we paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.3.3 million, Ps.3.8 million and Ps.3.2 million, respectively, as payments for legal services. Our director, Saúl Zang, and our alternate director, Salvador D. Bergel, are partners of this law firm. Juan C. Quintana Terán, our alternate director, is of counsel of this law firm. Ernesto Manuel Viñes, a partner of the firm, is a member of the board of directors of our equity investee Banco Hipotecario.

Dolphin Fund

Since 1996, we have invested in Dolphin Fund Plc, an open-ended investment fund which is related to our director and principal shareholder Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to our net (loss) gain on holding Dolphin Fund Plc. for the years ended June 30, 2007, 2008 and 2009 were Ps.46.8 million, Ps.(37.8) million and Ps.(12.1) million, respectively.

Loan agreements with members of the Senior Management of Banco Hipotecario

As of June 30, 2009, several members of the senior management of Banco Hipotecario had loans from Banco Hipotecario for a total amount of approximately Ps.1.0 million with an average interest rate of 12%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public, and was made on market terms.

Agreement for the Exchange of Corporate Service between Alto Palermo and Cresud

Considering that each of our Company, Alto Palermo and Cresud have operating areas which are somehow similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, IRSA, Alto Palermo and Cresud entered into an Agreement for the Exchange of Corporate Service, which was amended on August 23, 2007, August 14, 2008, and November 27, 2009.

The Agreement for the exchange of Corporate Service among Alto Palermo, Cresud and us, which currently provides for the exchange of services among the following areas: Human Resources, Finance, Institutional Relationships, Management & Control, Systems & Technology, Insurance, Errands, Running Service, Contracts, Technical, Infrastructure and Services, Purchases, Architecture and Design & Development and Works Department, Internal Audit, Real Estate, Hotels & Tourism and Risks & Processes.

The exchange of services consists in the provision of services for value in relation to any of the aforementioned areas by one or more of the parties to the agreement for the benefit of the other party or parties, which are invoiced and paid primarily by an offset against the services provided by any of the areas and, secondarily, in case of a difference between the value of the services rendered, in cash.

Under the said agreement the companies have entrusted to an external consultant the review and evaluation, on a semiannual basis, of the criteria applied in the corporate service settlement process and of the distribution bases and supporting documentation used in such process, through the issuance of a semiannual report.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by the us with Alto Palermo and Cresud.

It is worth mentioning that in spite of the above, the Company, Cresud and Alto Palermo continue to be absolutely independent as concerns the adoption of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement in the manner provided in FACPCE Technical Resolution No. 12. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Cedric Bridger has been appointed as individual responsible person on behalf of IRSA, a member of the Auditing Committee.

The Agreement for the exchange of Corporate Service was filed with the SEC in a report on Form 6-K dated July 1, 2004, and amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007, the Second Agreement for Shared Corporate Services was filed on Form 6-K dated August 19, 2008. and the Third Agreement was filed on December 15, 2009.

See Exhibit 4.4 of this Annual Report and 29.II.e to our Audited Consolidated Financial Statements contained elsewhere in this annual report.

Convertible Notes of Alto Palermo

At a noteholders’ meeting held on May 2, 2006, the holders of Alto Palermo’s Series I convertible notes unanimously approved an extension of the maturity date to July 19, 2014, which had initially been scheduled to mature in July 2006.

On November 30, 2009, the outstanding principal amount of such convertible notes was US$47.2 million, and we owned US$31.7 million principal amount of such convertible notes on such date. If all the holders of Alto Palermo’s convertible notes were to exercise their conversion rights, the amount of Alto Palermo’s shares outstanding would be increased from 782.1 million to 2,239.7 million.

Purchase of APSA’s Series I Notes.

During the fiscal year ended on June 30, 2009, we acquired US$ 39.6 million nominal value Series I fixed-rate Alto Palermo notes due June 2017 issued under this Program. The average weighted price was US$ 0.4628, totaling US$ 18.3 million.

Purchase of APSA’s Series II Notes.

During the fiscal year ended on June 30, 2009, we acquired US$ 15.1 million nominal value Series II fixed-rate Alto Palermo Notes due June 2012 (Argentine Peso-Linked Note) under this Program. The average weighted price was US$ 0.5447, totaling US$ 8.2 million.

Purchase of Shares in APSA.

Subsequent to the close of the fiscal year 2009 and until the date of this annual report, the Company purchased 38,400 shares issued by APSA of nominal value 0.1 each, for an average price of US$ 0.1350 and for an aggregate amount of US$ 0.005 million.

Purchase of our Notes by Cresud.

During the fiscal year ended on June 30, 2009, Cresud acquired US$ 28.2 million in principal amount of our Fixed Rate Notes due 2017. The average weighted price was US$ 0.3830, totaling US$ 10.8 million.

Exercise of our warrants by Cresud

On September 30, 2007 Cresud exercised 20.5 million warrants issued by us, thereby acquiring 37.6 million of our common shares for a total purchase price of US$ 24.6 million. Also, on October 25, 2007 Cresud exercised all of the remaining warrants issued by us that Cresud owned (12.5 million) to acquire 22.9 million common shares at a total purchase price of US$15.0 million. The holders of our warrants exercised a total of 99,896,806 warrants. At the date of this document, there are no IRSA warrants or convertible bonds outstanding. As a result of the exercise of warrants, Cresud´s investment in our common shares increased from 25.0% on June 30, 2007 to 34.6% on December 31, 2007.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.4 million, as of June 30, 2009, would be lost. As of June 30, 2009, we had not established any reserve with respect of this contingency.

Llao Llao Holding

Llao Llao Holding S.A. purchased Hotel Llao Llao in November 1997, from the Argentine National Parks Administration. Llao Llao Holding S.A., the predecessor of Llao Llao Resorts S.A., was sued in 1997 by the National Parks Administration to collect the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$2.9 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$2.9 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March 2, 2004, Llao Llao Resorts S.A. deposited a payment of Ps.7.2 million with Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and deposited Argentine sovereign debt securities class FRB – FRB L+13/16 2005 having a total principal amount of US$3.8 million. The aggregate amount deposited on that date was Ps.9.2 million.

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

Llao Llao Resorts S.A.’s request was denied and on July 14, 2008, the court of appeals announced by means of a decree dated June 18, 2008, that it had confirmed the settlement approved by the court of original jurisdiction. On March 17, 2009, the National Supreme Court admitted the appeal against and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by Llao Llao Resorts S.A. is not resolved.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps.10.2 million as of September 30, 2009, such amount being recorded in Other current liabilities - Payables to National Parks Administration.

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

The Agreement also provides that Shopping Neuquén will submit, within 120 days after the Agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision, which the City Hall of Neuquén will approve or disapprove within 30 days after its presentation. If the project is approved, Shopping Neuquén will submit the final maps of the works to the City Hall within 150 days of this decision.

The Agreement put an end to the lawsuit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén, in which the only pending issue is the determination of fees of the attorneys of the City Hall that are in charge of Shopping Neuquén S.A.

On March 28, 2007, Shopping Neuquén submitted the new project draft and revised environmental impact survey to the City Hall of Neuquén. On May 10, 2007, the City Hall of Neuquén, requested certain explanations and made recommendations for our consideration before issuing an opinion on the feasibility of the draft project. On July 17, 2007, Shopping Neuquén answered the City Hall’s requests and on September 20, 2007, the City Hall approved the feasibility of the project. Shopping Neuquén submitted the final maps of the project to the City Hall.

On June 12, 2009 a new agreement with the City Hall of Neuquén was signed. Such new agreement requires Shopping Neuquén S.A. to submit the plans of the new road project (with the agreed inclusions to the project) and the amendments to the general project. Once that plans be registered, the City Hall shall consider the project and constructions must commence within a maximum period of 90 days since the City Hall and Shopping Neuquén reach an agreement.

On October 19, 2009, Shopping Neuquén submitted the new road project and the amendments to the general project. The City Hall of Neuquén made certain comments that were answered on November 17, 2009. As of the date of this annual report the registration of the plans is still pending.

The first stage of construction (including minimum construction of the shopping center and the hypermarket) is expected to be completed within a maximum period of 22 months since the beginning of the construction.

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

After we sold the Edificio Costeros, Dique II, we asked on November 20, 2009 if it was necessary to notify this operation.

After we sold Reconquista 823/41 on April 27, 2009, we asked the Antitrust Authority if it was necessary to notify this operation. On August 14, 2009, the Antitrust Authority informed us that it was not necessary to report this sale.

After our acquisition of Bouchard 557, we asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised us that we were in fact required to notify it, and the pertinent court ratified such decision. Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. On June 10, 2009, the Antitrust Authority authorized the acquisition of Bouchard 557.

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

On January 15, 2007 APSA and us were notified of two claims filed against before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the APSA’s acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 we responded the claims. On June 26, 2007, the Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this filing the result of this proceeding has not been determined.

On January 22, 2008, APSA requested the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center. As of the date of this filing, the Antitrust Authority has not reached a decision.

On December 3, 2009, APSA requested the Antitrust Authority’s clearance for the transfer of the shares of Arcos Gourmet. As of the date of this filing, the Antitrust Authority has not reached a decision.

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

For more information see Item 4 “Regulation and Government Supervision” and Item 3 “Risk Factors- Risk related to our Business- Our business is subject to extensive regulation and additional regulations may be imposed in the future.

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

Our dividend policy consists in the distribution of an amount up to the highest of a) twenty per cent (20%) of the Revenues of “Offices and other Non-Shopping Center Rental Properties” segment, defined in Segment information (Note 6 to the Consolidated Financial Statements), as of June 30 of each year, or b) twenty per cent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each year. This policy requires that we must at all times comply with the covenants imposed by our financial obligations.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Amounts in Pesos are stated in historical Pesos of their respective payment date. See “Exchange Rates and Exchange Controls.”

Year declared	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in Pesos)

1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—
2006	—	—	—
2007	—	—	—
2008	—	—	—
2009	0.055	—	0.055

(1)	Corresponds to payments per common share.

B. Significant Changes.

El Encuentro, Benavidez. As of December 22, 2009 DEESA transferred us the 110 residential plots identified in the option contract signed on May 21, 2004. Through this operation, DEESA canceled the mortgage in favor of Inversora Bolivar on the real property.

Purchase of Catalinas Plot of Land. In December 2009, we signed a purchase agreement in connection with the auction of a plot of land located in “Catalinas Norte”, City of Buenos Aires, totaling a surface of 3,648.54 sqm. The total amount for the transaction was fixed in Ps. 95.0 million. Ps. 19.0 million were paid upon the signature of the agreement and the outstanding balance of Ps. 76.0 million will be paid upon the execution of the deed of the plot in May 2010.

Purchase of Shares in APSA. Subsequent to the close of the fiscal year and until the date of this annual report, the Company purchased 38,400 shares issued by APSA of nominal value 0.1 each, for an average price of U$S 0.1350 and for an aggregate amount of U$S 0.005 million.

Purchase of Shares of Banco Hipotecario. Subsequent to the closing of the fiscal year 2009, we acquired, through our subsidiaries Palermo Invest S.A., Inversora Bolivar S.A., E-Commerce Latina S.A. and Tyrus S.A., 7,251,430 ADRs and 10,328,193 Class D shares of Banco Hipotecario S.A., for a total amount of US$ 25.0 million. As a result of these acquisitions, our interest in Banco Hipotecario increased from 21.34% as of the close of fiscal year 2009 to 26.86% (without considering treasury shares), as of the date of this document.

Payment of dividends. As resolved by the General Ordinary and Extraordinary Shareholders’ Meeting held in October 2009 and the Board of Director’s Meeting held in November 2009, we made available, as from November 17, 2009, a cash dividend of Ps. 31,7 million, equivalent to 5.5% of the Capital Stock, and an amount per share ($1 par value) of Ps. 0.05.

Sale of Edificio Costeros (Dique II). On November 23, 2009, the Company sold to Fideicomiso de Administración Costeros, the building denominated “Costeros Dique II A y B”, located at Olga Cossettini street 1553, south Buenos Aires City. The total price of the operation that was fully paid by the purchaser amounted to US$ 18.0 million.

Merger and spin-off-merger of our subsidiaries. Subsequent to the end of the first quarter of fiscal year 2010, we have reported the execution of a preliminary merger and spin-off agreement with our subsidiaries Patagonian Invest S.A., Palermo Invest S.A., and Inversora Bolivar S.A.. The Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders

Creation of Global Program of Short-term Debt Securities. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009, approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, U.S. Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 50,0 million.

Increase of Global Note Program. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 approved to increase the amount of the global program for the issuance of negotiable obligations for up to an additional amount of US$ 200.0 million.

Approval of payment management bonus. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009, approved to delegate to the Board of Directors the power to distribute among the management of the Company up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Acquisition of Hersha. On August 4, 2009 subsequent to the end of fiscal year 2009, we acquired through an indirectly controlled entity, which includes other minority investors, 5.7 million shares of Hersha which represented approximately 10.4% interest of the issuer. The price per share was US$ 2.50 and therefore the total purchase price was US$14.2 million.

Therefore, through the investment entity we become the principal shareholder of Hersha, a leading Company and one of the most prestigious in the hospitality segment in the U.S..

In connection with the investment, we have also entered into an Investor Rights and Option Agreement pursuant to which the Company has the option to buy up to 5.7 million additional common shares at a price of $3.00 per share at any time prior to July 31, 2014 subject to certain terms. In addition, as a part of the investment agreements, our Chairman of the Board and CEO, Mr. Eduardo S. Elsztain, was appointed as trustee of Hersha.

During the month of November and December and as of the date of this Annual Report, we acquired additional 274,660 common shares of Hersha in several public transactions for the amount of US$ 743,927.87.

Sale of Tarshop shares. On December 29, 2009 our subsidiary APSA executed a stock purchase agreement with Banco Hipotecario pursuant to which APSA sold shares representing 80% of the capital stock of its subsidiary Tarshop to Banco Hipotecario. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, with a nominal value of 1 Peso per share. Each of these shares is entitled to one vote.

The sale price is US$ 26.8 million, and APSA will grant to Banco Hipotecario the contractual indemnities that are usual in this type of transaction. The first installment of the purchase price, in the amount of US$ 5.4 million, was paid on December 29, 2009 and the remaining balance of US$21.4 million will be paid five business days after the date on which the Central Bank of Argentina notifies the parties of its approval of the transaction.

In compliance with the regulations of the Argentine Securities Commission (CNV) and currently applicable statutory provisions, APSA’s Audit Committee had been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length. In this context and based on the independent valuation of a third-party firm of the market value of Tarshop’s total share capital, APSA’s Audit Committee concluded that the value agreed in the mentioned transaction is consistent with the value that could be agreed in the market between independent parties. It must be noted that the transaction herein discussed is still subject to the authorization of the Central Bank of Argentina.

It must be noted that the transaction herein discussed is subject to the preparation, execution and delivery of definitive documentation and to the authorization of the Central Bank of Argentina.

Signing of Letter of Intent. On June 30, 2009, APSA signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. The purchase price amounts to US$ 0.5 million. In July 2009, APSA paid US$ 0.05 million in advance to secure APSA’s right of first offer through November 27, 2009 when the Letter of Intent expires.

Purchase of Shares Arcos Gourmet S.A. On November 27, 2009 our subsidiary APSA has acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps. 1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos.

Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management, currently the Rail Infrastructure Administration –ADIF -) by which APSA has the right to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

The agreed price for the shares acquired by us is the following: 1) US$ 4.3 million corresponding to the 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$ 0.8 million with plus 2.b) 20% of the investment necessary to develop the project as it is explained as follows.

The price indicated in 1) above, was accorded to be paid as follows: the sum of US$ 0.3 million was already paid; the sum of US$ 2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. Regarding the portion of the price indicated in 2.a) above, the sum of US$ 0.3 million was already paid and the sum of US$ 0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$ 2.7 million is held. The portion of the price indicated in 2.b) will be paid by us at the time of the eventual capital increases necessary to the development of the project, which must be approved by the respective authorities and in accordance with that agreed by the respective parties, through the limit of US$ 6.9 million. In this latter case, APSA must pay in such way that the sellers can paid-in the 20% of those increases that they will subscribe.

Approval of the payment of a bonus to the management of our subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of our subsidiary APSA, approved to delegate to the Board of Directors the power to distribute among the management of APSA up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Approval of dividend distribution of our subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of our subsidiary APSA, approved the distribution of cash dividends for Ps. 56.0 million. The dividend was paid on November 17, 2009, to the holders of record on November 16, 2009. The dividends amounted to Ps. 0.07160537332 per share of a nominal value Ps. 0.10 and Ps. 2.8642149326 per ADR.

Increase of Global Note Program of our subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 approved to increase the amount of the global program for the issuance of negotiable obligations for up to an additional amount of US$ 200 million.

Creation of Global Program of Short-term Debt Securities of our subsidiary APSA. The Ordinary and Extraordinary General Shareholders’ Meeting held in October 2009 of our subsidiary APSA, approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, US Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$ 50 million.

Issuance of APSA’s Series III and Series IV Notes. On November 13, 2009, APSA issued Notes for a total amount of Ps. 80.8 million under its Global Note Program for a principal amount of up to US$ 200.0 million, as follows:

Series III Notes, for an amount of Ps. 55.8 million falling due 18 months after the date of issuance, accruing interest at a variable Badlar Private rate plus a 3% spread, payable every three months in arrears. Principal of Series III Notes will be paid in a single installment 18 months after the date of issuance.

Series IV Notes, for a Dollar principal amount of US$ 6.6 million equivalent to Ps. 25.0 million, falling due 18 months after the date of issuance, accruing interest at a fixed rate on principal in United States Dollars of 6.75%, payable every three months in arrears. Principal of Series IV Notes will be paid in a single installment 18 months after the date of issuance.

The use of proceeds of both series was the refinancing or prepayment of short term debt and working capital in Argentina.

Merger of Comercializadora Los Altos with Fibesa. As subsequent event, Comercializadora Los Altos has subscribed a prior commitment of merge with its controlled Company Fibesa.

Merger of our subsidiary APSA with Shopping Alto Palermo S.A. As subsequent event, APSA has subscribed a prior commitment of merge with its controlled company SAPSA. The Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders.

Capital Increase in Tarshop. During the second quarter of fiscal year 2009, our subsidiary APSA has provided financial assistance to Tarshop for Ps. 105.0 million then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.6%.

Financial and capital markets situation. As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market prices showed a significant decline worldwide together with an evident economic slowdown. In the recent months, worldwide markets have experienced some signs of recovery. However, there can be no assurance as to the timing and extent of recovery of the international capital markets and its impact on the market value of financial instruments, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. In line with international trends, the values of financial instruments, including instruments issued by the Argentine Government, recently started to recover.

Since the beginning of the crisis, our management has closely evaluated and monitored the effects of the liquidity crisis to take all corrective actions as necessary aimed at protecting the net equity.

During the worst crisis months, the Company experienced declines in its stock price. Recently, its stock price recovered. Management believes that the declines were reflective of the increased risk perception in the market and were not related to the business fundamentals and operating performance of the Company.

The stability of the Company’s shopping centers and office and other rental properties tenants (measured by the levels of revenues and occupancy as well as the delinquency or uncollectibility rates) as well as the market value of the Company’s properties has not been significantly affected by the credit crisis.

Notwithstanding the above, for the year ended June 30, 2009, the Company recorded negative working capital of Ps. 83.0 million. Moreover, cash flows from operations decreased Ps. 20.6 million as compared on a year-to-year basis. These indicators were mainly affected by the performance of the consumer financing business segment, as further described below.

All other segments of the Company remained positive as shown in Note 6 of our Audited Consolidated Financial Statements.

The consumer financing business segment was significantly affected by the credit crisis. This segment includes the origination of consumer loans and credit card receivables and securitization activities. Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by APSA’s shopping centers, hypermarkets and street stores, and financing and lending activities through APSA’s subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the credit crisis and other conditions which worsened as from September 30, 2008, some customers experienced delays in payments increasing uncollectibility and delinquency rates. Tarshop monitored and evaluated all available evidence and increased the level of the allowance for doubtful accounts from Ps. 66.4 million as of June 30, 2008 to Ps. 79.1 million as of June 30, 2009. However, in light with the gradual recovery of the markets, uncollectability and delinquency rates slightly improved for the three-month period ended September 30, 2009. However, there can be no assurance that this trend will continue. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates and will adjust the reserves and take corrective actions as necessary.

For the year ended June 30, 2009, the consumer financing segment contributed a net loss of Ps. 48.6 million to the consolidated results of operations of the Company, as compared to Ps. 8.5 million loss for the year ended June 30, 2008. However, for the three month period ended September 30, 2009, the consumer financing segment generated a net gain based mainly on the recovery of delinquency rates and decrease of variable interest rates of retainded interests in securitized receivables.

As part of APSA’s protective and corrective measures, APSA took certain actions to enhance Tarshop’s capital base. Accordingly, APSA contributed Ps. 165 million in additional financial support and increased its equity interest in Tarshop from 80% to 98.6% .

In addition, Tarshop took other actions, as appropriate from streamlining operations to closing redundant stores to revising and making credit criteria more stringent reducing its total loan portfolio (including the securitized fraction) from Ps. 934.9 million as of June 30, 2008 to Ps. 612.5 million as of June 30, 2009. Some of these measures were (i) structure redesigning of distribution channels, (ii) changes in cash loans and financing plans at stores and (iii) renegotiation of terms and conditions with member stores.

The securitization market remains open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 147.0 million and Ps. 7.8 million escrow reserves for losses.

Due to the factors mentioned above, as of June 30, 2009, Tarshop recorded allowance for impairment of CPs of Ps. 12.1 million to the retained interests to reflect current fair value. For the three months period ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary. Tarshop is closely monitoring the values of the retained interests and will adjust them as necessary.

On the other hand, as discussed in Note 2.g.A.2, of our Financial Statements, we increased our equity investment in Banco Hipotecario from 11.76% as of June 30, 2008 to 21.34% (without considering treasury shares) as of June 30, 2009.

Banco Hipotecario recorded losses of Ps. 28.4 million and Ps. 91.0 million for the years ended June 30, 2009 and 2008, respectively. The losses for the years ended June 30, 2009 and 2008 were primarily due to the decline in the market value of the Argentine government bonds held in the bank’s portfolio. Despite these losses, Banco Hipotecario remained well-capitalized in compliance with regulatory guidelines.

However, Banco Hipotecario recorded a net gain of Ps. 253.6 million for the three months period ended September 30, 2009, reflecting the gradual recovery of market value of financial instruments, mainly Argentine government bonds.

Moreover, Banco Hipotecario has also experienced a significant decline in its stock price since the credit crisis although it started to recover value in recent months. Management believes that this decline does not reflect the current operating performance of Banco Hipotecario.

In our evaluation process, we considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) our ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for us; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying Banco Hipotecario’s business.

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

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Form 20-F, and the provisions of applicable Argentine Law.

Price history of our stock on the Bolsa de Comercio de Buenos Aires and NYSE

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “IRSA.” Since 1994, our GDSs, each presenting 10 common shares, have been listed on the NYSE under the trading symbol “IRS.” The Bank of New York Mellon is the depositary with respect to the GDSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2002 through December 17, 2009. The table also shows the high and low daily closing prices of our GDSs in U.S. dollars and the quarterly trading volume of our GDSs on the NYSE for the first quarter of 2002 through December 17, 2009. Each GDS represents ten common shares.

	Buenos Aires Stock Exchange			NYSE
	Share Volume	Ps. per Share		GDS Volume	US$ per GDS
		High	Low		High	Low

2002
1st Quarter	5,368,206	1.42	0.71	1,083,752	6.25	4.16
2nd Quarter	5,658,444	1.84	1.42	776,905	5.48	3.58
3rd Quarter	5,543,385	2.20	1.44	812,784	6.12	3.87
4th Quarter	9,071,828	2.25	1.75	2,060,029	6.02	4.79
Annual	25,641,863	2.25	0.71	4,733,470	6.25	3.58

2003
1st Quarter	9,003,627	2.53	1.82	3,905,500	8.00	5.10
2nd Quarter	2,924,874	2.88	2.32	3,884,500	10.36	7.96
3rd Quarter	2,809,542	2.68	2.10	2,376,400	9.22	7.25
4th Quarter	6,813,720	3.29	2.60	5,876,600	11.43	8.85
Annual	21,551,763	3.29	1.82	16,043,000	11.43	5.10

2004
1st Quarter	8,325,595	3.34	2.63	4,714,500	11.52	9.10
2nd Quarter	2,877,067	2.80	1.90	3,214,000	9.88	6.50
3rd Quarter	3,977,195	2.42	1.99	2,918,100	8.12	6.65
4th Quarter	8,723,019	3.43	2.38	5,266,000	11.45	8.11
Annual	23,902,876	3.43	1.90	16,112,600	11.52	6.50

2005
1st Quarter	6,954,604	5.05	3.22	14,019,100	17.10	11.00
2nd Quarter	5,182,675	3.80	3.22	6,986,500	12.84	11.12
3rd Quarter	2,849,409	3.67	3.34	5,473,500	13.00	11.61
4th Quarter	1,824,160	3.79	3.35	4,884,000	12.58	11.15
Annual	16,810,848	5.05	3.22	31,363,100	17.10	11.00

2006
1st Quarter	3,229,234	4.13	3.35	11,372,300	13.35	10.80
2nd Quarter	11,204,101	4.20	3.35	13,396,000	13.96	10.74
3rd Quarter	5,154,760	3.96	3.26	8,678,100	12.86	10.60
4th Quarter	3,619,656	5.20	4.00	15,941,800	16.98	12.90
Annual	23,207,751	5.20	3.26		16.98	10.60

2007
1st Quarter	3,403,858	5.90	4.84	10,414,573	19.13	15.75
2nd Quarter	11,349,045	6.60	5.70	12,487,722	21.52	18.50
3rd Quarter	8,409,557	6.45	4.68	12,302,000	20.84	14.45
4th Quarter	11,105,417	6.60	5.70	12,073,872	21.52	18.5
Annual	34,267,877	6.60	4.68	47,278,167	21.52	14.45

2008
1st Quarter	8,223,304	6.45	4.68	12,236,600	20.84	14.45
2nd Quarter	7,824,963	5.75	4.60	11,040,908	18.05	14.43
3rd Quarter	14,655,868	4.65	3.98	12,673,507	14.31	12.54
4th Quarter	4,415,141	4.78	3.62	13,062,516	15.10	11.19
Annual	35,119,276	6.45	3.62	49,013,531	20.84	11.19

2009
1st Quarter	3,762,169	3.57	2.26	8,494,740	12.00	7.27
2nd Quarter	10,154,077	2.25	1.15	11,729,450	7.11	3.08
3rd Quarter	2,806,623	1.50	1.10	2,515,185	4.53	3.01
4th Quarter	4,308,241	1.95	1.40	3,352,171	5.00	3.54
Annual	21,031,110	3.57	1.10	26,091,546	12.00	3.01
July 2009	1,734,161	2.20	1.87	2,026,642	5.80	4.75
August 2009	1,667,572	2.66	2.18	1,359,055	6.97	5.80
September 2009	1,458,373	3.15	2.37	764,744	8.30	6.01
October 2009	1,722,247	3.57	3.05	1,204,508	9.40	7.87
November 2009	1,201,532	3.25	2.89	1,161,355	8.80	7.85
December 2009 (through December 17, 2008)	459,740	3.38	3.06	304,526	8.85	8.40

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

The CNV is a separate governmental entity with jurisdiction covering the territory of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The CNV supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in this market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer,” increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the Buenos Aires Stock Exchange. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the Buenos Aires Stock Exchange.

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

The securities that may be listed on the Buenos Aires Stock Exchange are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Buenos Aires Stock Exchange is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Buenos Aires Stock Exchange works very closely with the CNV in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Buenos Aires Stock Exchange for simultaneous processing.

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

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of June 30,
	2008	2009
Market capitalization (Ps.billion)	1,822.3	1,751.13
Average daily trading volume (Ps.million)	95.9	39.97
Number of listed companies	111	110

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2009, approximately 110 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2009, approximately 5,33% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 34% increase in 2006, a 2.93% increase in 2007, a 0.59% increase in 2008, and a 26.20% decrease for the six month period ended June 30, 2009. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15- minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 – minute successive suspension periods.

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

Notwithstanding that, Section 272 of the Corporations Law No. 19,550 provides that when a director has an opposite interest to the one of the company, he or she should notify that situation to the board of directors and the supervisory committee and abstain to vote in that respect. The violation of this provision results in the director being jointly and severally unlimitedly liable.

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

At our shareholders meeting held on October 29, 2009, the shareholders approved an aggregate compensation of Ps.11,9 million for all of our directors for the fiscal year ended June 30, 2009.

The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2009 was Ps.8.0 million.

The shareholders meeting held on October 29, 2009, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

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

When we declare and pay dividends on the common shares, the holders of our GDRs, each representing the right to receive ten ordinary shares, outstanding on the corresponding registration date, are entitled to receive the dividends due on the common shares underlying the GDRs, subject to the terms of the Deposit Agreement dated as of May 24, 1994, as amended and restated as of December 12, 1994, as further amended and restated as of November 15, 2000, executed by and between us, The Bank of New York Mellon, as depositary and the eventual holders of GDRs. The cash dividends are to be paid in Pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the GDRs net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges. Since January 2002 and due to the devaluation of the Peso, the exchange rate for the dividends will occur at a floating market rate, which, as of the date of this annual report is Ps.3.406 for each U.S. dollar.

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

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly listed, should notify the CNV on a monthly basis, of their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

In addition, the CNV must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly listed to hold 5% or more of the voting power and of every change in the holdings of such person that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares of a company or who otherwise have voting control of a company, as well as directors, officers and members of the supervisory committee, must provide the CNV with annual reports setting forth their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

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

Ownership threshold above which ownership should be disclosed

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly listed, should notify the CNV on a monthly basis, of their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

In addition, the CNV must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly listed to hold 5% or more of the voting power and of every change in the holdings of such person that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares of a company or who otherwise have voting control of a company, as well as directors, officers and members of the supervisory committee, must provide the CNV with annual reports setting forth their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

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

•

before September 2005, inflows of foreign currency which would be applied to export advances and prefinancing were allowed into the local exchange market avoiding the non-transferable deposit requirement established by Decree No. 616/05, issued on June 10, 2005 by providing a sworn statement stating that foreign funds would be used for a specific purchase transaction entered into with the buyer. Subsequently, the BCRA by means of the Communication “A” 4415 substituted the sworn statement requirement with the exhibition of the shipping contract involved in said transaction. Later, on November 22, 2005 BCRA’s Communication “A” 4443 relaxed this requirement exempting exporters from providing such documentary evidence if they proved that the inflow of funds would not exceed more than 25% of the amount they received during the last year for similar transactions.

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

Money Laundering

Argentine Law No. 25,246, as amended, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means, provided that the aggregate value of the assets involved exceeded in the aggregate (through one or more related transactions) $50,000.

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”.

On May 8, 2005, the CNV enacted Resolution No. 554 which establishes that broker-dealers and other intermediaries that are subject to its supervision can only take part in securities transactions if they are ordered or executed by parties that are registered or domiciled in jurisdictions that are not included in the list of tax heavens included in Decree No 1344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, are allowed only if such agency has signed a memorandum of mutual understanding with the CNV. Regarding the listed companies under the supervision of the CNV, the Resolution No. 554 states that they shall identify any entity or individual (whether or not a shareholder at that time), that makes a capital contribution or a significant loan, and comply with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

In connection with Resolution No. 554, the Central Bank issued Comunicación “A” 4940, as amended, which rules that non-residents of Argentina must obtain the prior approval of the Central Bank in order to purchase foreign currency in the exchange market to repatriate investments when the beneficiary of such repatriation is an individual or an entity registered or domiciled in a jurisdiction listed as a tax heaven in Decree No 1344/98.

E. Taxation

United States Taxation

The following summary describes certain United States federal income tax consequences of the ownership of common shares and GDSs by U.S. Holders (as defined below) as of the date hereof. Except where noted, it deals only with U.S. Holders that hold common shares or GDSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to U.S. Holders that are subject to special treatment under the United States federal income tax laws, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding common shares or GDSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning (or being deemed to own) 10% or more of our voting stock, persons liable for alternative minimum tax, investors in pass-through entities or persons whose “functional currency” is not the U.S. dollar.

As used herein, the term “U.S. Holder” means a beneficial holder of common shares or GDSs that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF OUR COMMON SHARES OR GDSS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

If a partnership holds common shares or GDSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partners of a partnership holding common shares or GDSs should consult their own tax advisors.

GDSs

If you hold GDSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such GDSs. Accordingly, deposits or withdrawals of common shares for GDSs by U.S. Holders will not be subject to United States federal income tax.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between holders of GDSs and the issuer of the securities underlying the GDSs may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of GDSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentinean taxes and the availability of the reduced rate of tax for dividends received by certain non-corporate U.S. Holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an GDS and our company.

Distributions on Common Shares or GDSs

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on our common shares or GDSs (including amounts withheld to reflect Argentinean withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our GDSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

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

Subject to certain complex conditions and limitations, Argentinean withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or GDSs will be treated as income from sources outside the United States and will generally constitute passive category income. If you do not elect to claim a credit for any foreign taxes paid during a taxable year, you may instead claim a deduction in respect of such foreign taxes. Further, in certain circumstances, if you:

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

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2009, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties, and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of that other corporation’s assets and receiving our proportionate share of its income. If we are a PFIC for any taxable year during which you hold our common shares or GDSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our common shares or GDSs, you will be subject to special tax rules with respect to any “excess distributions” received and any gain realized from a sale or other disposition, including a pledge, of such common shares or GDSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or GDSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares or GDSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we become a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any taxable year during which you hold our common shares or GDSs and any of our non- United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the common shares of the lower tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our common shares or GDSs in any year in which we are classified as a PFIC.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on our common shares and GDSs as ordinary income under a mark-to-market method, provided that our common shares or GDSs are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Our common shares are listed on the Buenos Aires Stock Exchange , which must meet the trading, listing, financial disclosure and other requirements under applicable United States Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will be “regularly traded” for purposes of the mark-to-market election. Our GDSs are currently listed on the NYSE, which constitutes a qualified exchange under the United States Treasury regulations, although there can be no assurance that the GDSs are or will be “regularly traded.”

If you make an effective mark-to-market election, you will include in ordinary income each year the excess of the fair market value of our common shares or GDSs at the end of the year over your adjusted tax basis in our common shares or GDSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in our common shares or GDSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

In some cases, holders of common shares or GDSs in a PFIC may be able to avoid the rules described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. This option will not be available to you because we do not intend to comply with certain calculation and reporting requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding our common shares or GDSs if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

Subject to the discussion under “—Passive Foreign Investment Company” above, for United States federal income tax purposes, you will generally recognize gain or loss on any sale, exchange, redemption or other taxable disposition of our common shares or GDSs in an amount equal to the difference between the U.S. dollar value of the amount realized for the common shares or GDSs and your tax basis in the common shares or GDSs determined in U.S. dollars. Such gain or loss will generally be treated as capital gain or loss. Capital gains of non-corporate

U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, you may not be able to use the foreign tax credit arising from any Argentinean tax imposed on the disposition of our common shares or GDSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or GDSs and the proceeds from the sale, exchange or redemption of our common shares or GDSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the GDSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina (iv) a permanent business establishment in Argentina owned by a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

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

Our shareholders approved the absorption of personal asset tax by the Company for the years 2002 to 2009. There can be no assurance that in the future this tax will be absorbed by the Company.

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

Stamp Tax

The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain territorial jurisdiction or outside a certain territorial jurisdiction but with effects in such jurisdiction; therefore, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or GDSs, executed in those jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of shares which public offering is authorized by CNV is exempt from this tax.

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

Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. Notwithstanding the foregoing, Law No. 14.044 of Buenos Aires Province, issued on September 23, 2009 and published in the Official Gazette on October 16, 2009, imposes an estate and gift tax on a legatee or donee domiciled in Buenos Aires Province or over rights and goods located in this jurisdiction. This tax will be applicable since January 1, 2010 and has not been regulated by any fiscal authority yet.

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

In the normal course of business, we are exposed to interest rate and exchange rate risks, primarily related to changes in exchanges and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of such financial instruments. The use of financial derivative instruments is oriented to our core business and is supervised by internal control policies.

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

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. To date, we have not utilized derivative financial instruments to hedge interest rate risk; however, there can be no assurance as to the employment of hedging strategies in the future.

As of June 30, 2009 we had cash and cash equivalents of Ps. 335.2 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio, its value tends to drop by Ps. 0.2 millions per 100 BPS of increase in interest rate levels.

We are also exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations.

Foreign Exchange Risk

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

Our Indebtedness

As of June 30, 2009

Expected contractual maturity date

(U.S.$. Equivalent in million)

	FY2010	FY2011	FY2012	FY2013	FY2014	Thereafter	Total	Fair Value (3)

Fixed rate Debt (US$)
Principal Payment and accrued interest(1)	5,2	—	—	—	—	150	155,2	108,4
Average Interest Rate	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%
Principal Payment and accrued interest(2)	7,8	6,7	6,7	6,7	—	—	27,9	27,9
Average Interest Rate	12%	12%	12%	12%	12%	12%

(1)	It includes accrued interest
(2)	It corresponds to the Note due 2017
(3)	Dollar-denominated bank loan.

APSA’s Indebtedness

As of June 30, 2009

Expected contractual maturity date

(U.S.$. Equivalent in million) (5)

Significant liabilities	FY2010	FY2011	FY2012	FY2013	FY2014	Thereafter	Total	Fair Value (6)

Fixed rate Debt (US$)
Principal Payment and accrued interest(1)	2.1				47.2		49.3	214.0
Average Interest Rate	10%	10%	10%	10%	10%
Fixed rate Debt (US$)
Principal Payment and accrued interest(2)(7)	1.31					120.0	121.3	81.1
Average Interest Rate	7.875%	7.875%	7.875%	7.875%		7.875%
Fixed rate Debt (Pesos)
Principal Payment and accrued interest (3)(7)	11.8	11.6	11.6				35.0	24.8
Average Interest Rate	11%	11%	11%	11%
Fixed Rate Debt (Pesos)
Principal Payment (4)	5.7						5.7
Average Interest Rate	19.8%
Floating Rate Debt (Pesos)
Principal Payment (4)	36.7						36.7
Average Interest Rate	20,0%

(1)	It corresponds to Convertible Note.
(2)	It corresponds to the series I Note due 2017.
(3)	It corresponds to the series II Note due 2012.
(4)	It corresponds to short term bank loans.
(5)	Peso-denominated loans were converted to U.S. Dollar at an exchange rate of Ps. 3.797 per U.S. Dollar.
(6)	It includes accrued interest.
(7)	Repurchased notes have not been deducted.

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

As of the date of this Form 20-F, outstanding indebtedness represented by our notes due 2017 accrues interest at a fix rate of 8.5% per year. As of June 30, 2009 the fair market value in pesos equivalent of this notes was Ps. 411.5 million (includes accrued interest).

As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 4.2% in its fair market value. In addition, APSA’s Series I fair market value tends to drop 4.6% and Series II 1.0% per 100 Bps of increase in interest rate levels.

Also, a change of 1% in Ps. / US$ exchange rate would imply a Ps. 5.7 million change in the Peso equivalent of our debt face value and increases our interest expenses in Ps. 0.5 million annually. In addition, a change of 1% in Ps. / US$ exchange rate would imply a Ps. 4.6 million change in the Peso equivalent of APSA’s debt face value and increases their interest expenses in Ps. 0.4 million annually.

We are also exposed to changes in interest rates as a result of Tarshop’s retained interests in securitized credit receivables which fair value depends, among other factors, on the TDFs interest rate. Under securitization programs, TDFs pay the variable interest rate published by the Argentine Central Bank, known as “BADLAR”, plus a fixed rate spread. This spread level is set according to the general market conditions at the time of issuance.

Both TDFs “A” and “B” have different cap floor settings in order to mitigate interest rate exposure. Regarding to the fair value calculation, revolving series have less interest rate risk than non revolving series.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of our market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2009. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2009.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Argentine generally accepted accounting principles and reconciling the Argentine GAAP figures to US GAAP.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2009, our internal control over the financial reporting was effective.

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

C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2009 and June 30, 2008, we were billed a total amount of Ps. 4.8 million and Ps.3.8 million respectively, for professional services rendered by our principal accountants for the audit of our annual consolidated financial statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2009 and June 30, 2008, we were billed a total amount of Ps. nil and Ps.0.02 million respectively, for professional services rendered by our principal accountants mainly related to the issuance of covenants certificates and other certifications.

Tax Fees

During the fiscal years ended June 30, 2009 and June 30, 2008, we were billed a total amount of Ps.0.1 million and Ps.0.1 million, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning.

All Other Fees

During fiscal year ended June 30, 2009 and June 30, 2008 we were billed for professional services rendered by our principal accountants, including fees mainly related to special assignments and courses, a total amount of Ps. nil and Ps. 0.4 million, respectively.

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

E. Purchase of Equity Securities by the Issuer and its Affiliates

This section is not applicable.

F. Change in Registrant’s Certifying Accountant

This section is not applicable.

G. Corporate Governance

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

Section 303A.05(a) Listed companies shall have a “Compensation Committee” comprised entirely of independent directors.	Neither Argentine law nor IRSA’s by-laws require the formation of a “Compensation Committee.” Under Argentine law, if the compensation of the members of the board of directors and the supervisory committee is not established in the by-laws of a company, it should be determined at the shareholders meeting.

Section 303A.05(b). The “Compensation Committee” shall have a written charter addressing the committee’s purpose and certain minimum responsibilities as set forth in Section 303A.05(b)(i) and (ii).	Neither Argentine law nor IRSA’s by-laws require the formation of a “Compensation Committee.”

Section 303A.06 Listed companies must have an “Audit Committee” that satisfies the requirements of Rule 10 A-3 under the 1934 Exchange Act (the “Exchange Act”). Foreign private issuers must satisfy the requirements of Rule 10 A-3 under the Exchange Act as of July 31, 2005.	Pursuant to Decree No. 677/01 and Comisión Nacional de Valores Standards, as from May 27, 2004 IRSA has appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

NYSE Standards for US companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices

Section 303A.07(a) The Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	In accordance with Argentine law, a public Company must have an Audit Committee with a minimum of three members of the board of directors, the majority of which shall be independent pursuant to the criteria established by the Comisión Nacional de Valores. There is no requirement related to the financial expertise of the members of the Audit Committee. However, our Audit Committee has a financial expert. The committee creates its own written internal code that addresses among others: (i) its purpose; (ii) an annual performance evaluation of the committee; and (iii) its duties and responsibilities.

PART III

ITEM 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-202

Index to Financial Statements (see page F-1).

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

2.1****	Indenture dated February 2, 2007, between the Company as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Río de la Plata S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated June 30, 2007.

4.2****	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated August 23, 2007.

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

8.1	List of Subsidiaries.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-3 (File No. 333-7984) filed with the SEC on November 18, 1997.
**	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on July 6, 2004.
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

/S/ EDUARDO S. ELSZTAIN
Eduardo S. Elsztain
Chief Executive Officer

Date: December 30, 2009

Page
IRSA Inversiones y Representaciones Sociedad Anónima

Report of Independent Registered Public Accounting Firm	F – 2

Consolidated Balance Sheets as of June 30, 2009 and 2008	F – 4

Consolidated Statements of Income for the years ended June 30, 2009, 2008 and 2007	F – 5

Consolidated Statements of Changes in Shareholders’ Equity for the years ended June 30, 2009, 2008 and 2007	F – 6

Consolidated Statements of Cash Flows for the years ended June 30, 2009, 2008 and 2007	F – 7

Notes to the Consolidated Financial Statements	F – 9

Page
Banco Hipotecario S.A.

Report of Independent Registered Public Accounting Firm	F – 118

Consolidated Balance Sheets as of June 30, 2009 and 2008	F – 120

Consolidated Statements of Income for the years ended June 30, 2009, 2008 and 2007	F – 122

Consolidated Statements of Changes in Shareholders’ Equity for the years ended June 30, 2009, 2008 and 2007	F – 124

Consolidated Statements of Cash Flows for the years ended June 30, 2009, 2008 and 2007	F – 125

Notes to the Consolidated Financial Statements	F – 126

Page
Metropolitan 885 Third Avenue LLC

Report of Independent Registered Public Accounting Firm	F – 185

Consolidated Balance Sheets as of June 30, 2009	F – 187

Consolidated Statement of Income for the year ended June 30, 2009	F – 188

Consolidated Statement of Changes in Shareholders’ Equity for the year ended June 30, 2009	F – 189

Consolidated Statement of Cash Flows for the years ended June 30, 2009	F – 190

Notes to the Consolidated Financial Statements	F – 191

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits for the years ended June 30 2009 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

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

December 30, 2009

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

	2009		2008
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 30.e.)	Ps.	66,562	Ps.	161,748
Investments (Notes 4.b. and 30.e.)		335,234		383,444
Accounts receivable, net (Notes 4.c. and 30.e.)		263,471		186,017
Other receivables and prepaid expenses (Notes 4.d. and 30.e.)		201,703		109,031
Inventories (Note 4.e.)		24,899		53,602

Total current assets		891,869		893,842

Non-Current Assets
Accounts receivable, net (Notes 4.c. and 30.e.)		6,626		10,395
Other receivables and prepaid expenses (Notes 4.d. and 30.e.)		196,766		140,314
Inventories (Note 4.e.)		164,933		129,178
Investments (Notes 4.b. and 30.e.)		1,001,654		833,373
Fixed assets, net (Note 30.a.)		2,720,506		2,530,141
Intangible assets, net (Note 30.b.)		18,559		8,612

Subtotal non-current assets		4,109,044		3,652,013

Negative goodwill, net (Note 4.f.)		(64,926)		(73,883)

Total non-current assets		4,044,118		3,578,130

Total assets	Ps.	4,935,987	Ps.	4,471,972

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.g. and 30.e.)	Ps.	229,542	Ps.	242,063
Mortgages payable (Notes 4.m. and 30.e.)		1,930		2,919
Advances from customers (Notes 4.h. and 30.e.)		96,843		104,584
Short-term debt (Notes 4.j. and 30.e.)		349,243		187,234
Salaries and social security payable (Note 4.i.)		35,863		33,955
Taxes payable (Notes 4.k. and 30.e.)		147,883		76,708
Other liabilities (Notes 4.l. and 30.e.)		110,992		93,017
Provisions		2,594		1,787

Total current liabilities		974,890		742,267

Non-Current Liabilities
Trade accounts payable (Notes 4.g. and 30.e.)		67,300		55,140
Mortgages payable (Notes 4.m. and 30.e.)		—		1,538
Advances from customers (Note 4.h.)		150,357		98,797
Long-term debt (Notes 4.j. and 30.e.)		1,044,725		1,119,726
Taxes payable (Note 4.k.)		61,254		35,327
Other liabilities (Notes 4.l. and 30.e.)		71,881		30,385
Provisions		5,537		7,899

Total non-current liabilities		1,401,054		1,348,812

Total liabilities		2,375,944		2,091,079

Minority interest		464,381		456,715

SHAREHOLDERS’ EQUITY		2,095,662		1,924,178

Total liabilities and shareholders’ equity	Ps.	4,935,987	Ps.	4,471,972

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

	2009		2008		2007

Revenues	Ps.	1,220,584	Ps.	1,084,242	Ps.	738,756
Costs (Note 30.d.)		(508,506)		(464,223)		(295,108)

Gross profit		712,078		620,019		443,648

Gain from recognition of inventories at net realizable value		12,056		2,832		20,737
Selling expenses (Note 30.f)		(236,201)		(247,297)		(168,848)
Administrative expenses (Note 30.f)		(147,329)		(122,121)		(102,827)

Subtotal		(371,474)		(366,586)		(250,938)

Net (loss) income from retained interest in securitized receivables		(46,012)		(1,261)		3,254
Gain from operations and holdings of real estate assets, net (Note 7)		1,124		2,670		2,568

Operating income		295,716		254,842		198,532

Amortization of negative goodwill, net		1,602		1,638		(1,472)
Gain (loss) on equity investees		61,542		(13,209)		40,026
Financial results, net (Note 8)		(136,381)		(76,742)		4,099
Other expenses, net (Note 9)		(8,855)		(5,642)		(14,100)

Income before taxes and minority interest		213,624		160,887		227,085

Income tax and MPIT		(80,334)		(78,112)		(87,539)
Minority interest		25,345		(27,900)		(32,449)

Net income	Ps.	158,635	Ps.	54,875	Ps.	107,097

Earnings per share (Note 17):

Basic net income per share	Ps.	0.27	Ps.	0.10	Ps.	0.24

Diluted net income per share	Ps.	0.27	Ps.	0.10	Ps.	0.20

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.c.)		Voluntary reserve for general purposes (Note 5.d)		Reserve for new developments (note 5.d.)		Retained earnings (Accumulated deficit)		Cumulative translation adjustment (“CTA”)		Shareholders’ equity
Balances as of June 30, 2006	Ps.	435,448	Ps.	274,387	Ps.	659,911	Ps.	1,369,746	Ps.	19,447	Ps.	—	Ps.	—	Ps.	96,573	Ps.	—	Ps.	1,485,766

Conversion of debt into common shares		16,641		—		11,252		27,893		—		—		—		—		—		27,893
Exercise of warrants		12,880		—		13,078		25,958		—		—		—		—		—		25,958
Appropriation of retained earnings approved by shareholders meeting held October 31, 2006		—		—		—		—		4,829		—		91,744		(96,573)		—		—
Net income for the year		—		—		—		—		—		—		—		107,097		—		107,097

Balances as of June 30, 2007	Ps.	464,969	Ps.	274,387	Ps.	684,241	Ps.	1,423,597	Ps.	24,276	Ps.	—	Ps.	91,744	Ps.	107,097	Ps.	—	Ps.	1,646,714

Conversion of debt into common shares		34,582		—		24,591		59,173		—		—		—		—		—		59,173
Exercise of warrants		79,125		—		84,291		163,416		—		—		—		—		—		163,416
Appropriation of retained earnings approved by shareholders meeting held October 10, 2007		—		—		—		—		5,355		—		101,742		(107,097)		—		—
Net income for the year		—		—		—		—		—		—		—		54,875		—		54,875

Balances as of June 30, 2008	Ps.	578,676		274,387	Ps.	793,123	Ps.	1,646,186	Ps.	29,631	Ps.	—	Ps.	193,486	Ps.	54,875	Ps.	—	Ps.	1,924,178

Appropriation of retained earnings approved by shareholders meeting held October 31, 2008		—		—		—		—		2,743		52,132		—		(54,875)		—		—
Cumulative translation adjustment		—		—		—		—		—		—		—		—		12,849		12,849
Net income for the year		—		—		—		—		—		—		—		158,635		—		158,635

Balances as of June 30, 2009	Ps.	578,676	Ps.	274,387	Ps.	793,123	Ps.	1,646,186	Ps.	32,374	Ps.	52,132	Ps.	193,486	Ps.	158,635	Ps.	12,849	Ps.	2,095,662

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2009, 2008 and 2007

(Amounts in thousands, except share data and as otherwise indicated)

	2009		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	158,635	Ps.	54,875	Ps.	107,097
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and MPIT		80,334		78,112		87,539
Depreciation and amortization		134,972		115,207		98,049
Minority interest		(25,345)		27,900		32,449
Allowances and other provisions		113,754		91,403		53,076
(Gain) loss on equity investees		(61,542)		13,209		(40,026)
Gain from operations and holdings of real estate assets, net		(1,124)		(2,670)		(2,568)
Financial results		104,495		9,628		(40,938)
Gain from recognition of inventories at net realizable value		(12,056)		(2,832)		(20,737)
Amortization of negative goodwill, net and impairment		(1,602)		(1,638)		2,107
Gain from sale of inventories		(2,867)		(14,541)		—
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in investments		(11,584)		(24,121)		(65,420)
Increase in accounts receivable, net		(122,571)		(121,069)		(79,732)
Increase in other receivables and prepaid expenses, net		(133,674)		(51,089)		(79,555)
Decrease in inventories		74,872		129,729		28,967
Increase in intangible assets		(11,999)		(1,619)		(762)
(Decrease) increase in trade accounts payable		(38,571)		40,755		65,148
Increase (decrease) in advances from customers, salaries and social security payable and taxes payable		86,148		(30,408)		(12,759)
(Decrease) increase in other liabilities		(27,541)		1,489		9,622
(Decrease) increase in accrued interest		(3,441)		7,613		21,542

Net cash provided by operating activities		299,293		319,933		163,099

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses and assets net of cash acquired (i)		—		(419,020)		(56,093)
Acquisition of undeveloped parcels of land		(9,836)		(17,225)		(9,297)
Acquisitions and improvements of fixed assets		(272,297)		(332,454)		(410,080)
Increase in equity investees and other investments		(157,613)		(23,892)		—
Decrease in minority interest		—		—		(41,013)
Guarantee deposit		—		—		9,111
Advance payments for the acquisition of shares		—		(683)		(3,995)
Loans granted to related parties		(3,711)		—		—
Cash collected from insurance claims		—		4,677		593

Net cash used in investing activities		(443,457)		(788,597)		(510,774)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term and long-term debt		180,834		183,485		1,199,675
Payment of short-term and long-term debt		(156,277)		(48,950)		(292,158)
Exercise of warrants		—		163,416		25,958
Dividends paid by subsidiaries to minority shareholders		(23,541)		(24,332)		(23,175)
Decrease in mortgages payable		(2,527)		(18,425)		(18,042)
Re purchase of debt		(105,425)		(138,583)		—
Cash from minority shareholders’ capital contributions to subsidiaries		48,038		32,534		—

Net cash (used in) provided by financing activities		(58,898)		149,145		892,258

Net (decrease) increase in cash and cash equivalents		(203,062)		(319,519)		544,583
Cash and cash equivalents as of the beginning of the year		389,004		708,523		163,940

Cash and cash equivalents as of the end of the year	Ps.	185,942	Ps.	389,004	Ps.	708,523

(i)	Includes Ps. 228.3 million for the acquisition of the República Building (asset acquisition). See Note 2.g.B.12. for details.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2009, 2008 and 2007 (continued)

(Amounts in thousands, except share data and as otherwise indicated)

	2009		2008		2007
Supplemental cash flow information:
Cash paid during the year for:
Interest paid	Ps.	131,742	Ps.	125,063	Ps.	43,968
Income tax paid		55,566		63,743		17,603

Non-cash investing and financing activities:
Capitalization of financial costs in fixed assets	Ps.	86,962	Ps.	10,509	Ps.	10
Increase (decrease) in inventory through a decrease (increase) in fixed assets, net		78,870		—		(1,521)
Increase in non current investments through an increase in other liabilities		78,788		—		—
Increase in fixed assets net through an increase in accounts payable		42,116		1,069		—
Liquidation of interest in credit card receivables		30,849		56,576		8,873
Decrease in advances from customers through a decrease in inventories		26,883		—
Decrease in current investments through an increase in other receivables and prepaid expenses		24,541		—		—
Cumulative translation adjustments		12,849		—		—
Increase in undeveloped parcels of land through an increase in long-term debt		8,609		—		—
Increase in goodwill, net through a decrease in minority interest		7,410		—		—
Capitalization of financial costs in inventories		7,087		—		—
Decrease (increase) in accounts payable through a decrease in undeveloped parcels of land		5,445		5,445		—
Decrease in undeveloped parcels of land through an increase in inventories		5,406		9,223		—
Increase in current investments through an increase in other liabilities		2,739		—		—
Increase in intangible assets net through a decrease in non-current investment		1,137		—		—
Increase in fixed assets through an increase in other receivables		—		—		12,161
(Decrease) increase in fixed assets trough an (increase) decrease in other investments		—		(49,872)		59,912
Transfer of inventories to current investment		—		705		—
Increase in non current investment through an increase debt		—		23,212		27,522
Increase in fixed assets through a decrease in undeveloped parcels of land		—		—		66,958
Conversion of debt into common shares		—		59,174		27,893
Increase in costs of issuance of debt through an increase in trade accounts payables		—		—		1,691
Increase in short-term and long-term debt through a decrease in other liabilities		—		—		2,614
Decrease in inventory through a decrease in mortgages payables		—		—		3,632
Repurchase of debts		—		9,090		27,522
Increase in long-term investment through a decrease in other receivables		—		3,995		—
Increase in fixed assets through an increase in mortgages payable		—		—		8,649

	2009		2008		2007
Acquisitions of business or net assets:
Cash and cash equivalents		—		—		29,417
Fair market value of inventories		—		—		66,057
Fair market value of fixed assets acquired (i)		—		405,446		158,549
Fair market value of intangible assets acquired (i)		—		6,533		—
Fair market value of other assets acquired		—		5,398		5,661
Fair market value of liabilities assumed (i)		—		(13,028)		(47,491)

Net assets acquired		—		404,349		212,193
Minority interest		—		20,049		(36,029)
Goodwill (negative goodwill)		—		3,712		(10,036)

Purchase price		—		428,110		166,128
Seller financing		—		(9,090)		(80,618)

Purchase price paid		—		419,020		85,510
Less: cash and cash equivalents acquired		—		—		(29,417)

Net cash paid for the acquisition		—		419,020		56,093

(i)	Includes Ps. 229.9 million, Ps. 0.6 million and Ps. 2.2 million relating to the fair market value of fixed and intangible assets acquired and liabilities assumed for the acquisition of República Building (asset acquisition). See Note 2.g.B.12. for details.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007

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

2. Preparation of financial statements

a. Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). In addition, the Company must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina. Argentine GAAP and the regulations of the CNV, as applicable, differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 29 to these Consolidated Financial Statements.

As discussed in Note 2.c., in order to comply with the regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March 1, to September 30, 2003, such a departure did not have a material effect on the Consolidated Financial Statements.

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

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated Financial Statements are to be included as supplementary information to the individual financial statements. For the purpose of these Consolidated Financial Statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

b. Basis of consolidation (continued)

A description of the subsidiaries over which the Company has effective control and joint control, with their respective percentage of capital stock owned, is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
	2009	2008	2007
Controlled and jointly controlled companies (ii)
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Palermo Invest S.A. (“Palermo Invest”)	100.00%	100.00%	100.00%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”)	100.00%	100.00%	100.00%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Patagonian Investment S.A. (“Patagonian Investment”)	100.00%	100.00%	100.00%
Alto Palermo S.A. (“APSA”)	63.34%	63.34%	62.48%
Llao Llao Resorts S.A. (“LLR”)	50.00%	50.00%	50.00%
Rummaala S.A. (“Rummaala”) (iii)	50.00%	50.00%	100.00%
Canteras Natal Crespo S.A. (“Canteras Natal Crespo”) (iv)	50.00%	50.00%	50.00%
CYRSA S.A. (“CYRSA”) (iii)	50.00%	50.00%	100.00%
Solares de Santa María S.A. (“Solares de Santa María”)	90.00%	90.00%	90.00%
Inversora Bolívar S.A. (“Inversora Bolívar”)	100.00%	100.00%	100.00%
Quality Invest S.A.	100.00%	100.00%	—
E-Commerce Latina S.A. (“E-Commerce”)	100.00%	100.00%	—
Financel Communications S.A. (v)	—	80.00%	—
Tyrus S.A	100.00%	100.00%	—

(i)	Percentage of equity interest owned has been rounded and does not consider the effects of the potential conversion of irrevocable contributions into common shares.
(ii)	Does not include indirectly controlled companies.
(iii)	IRSA holds joint control of this company with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões. See Note 2.g.C.3.
(iv)	IRSA holds joint control of this company with Euromayor S.A. See Note 2.g.C.7.
(v)	Formed in August 2007 and sold for de minimis consideration in December 2008 without having started its operations.

Proportionate consolidation

The Company exercises joint control directly or indirectly over several entities namely, Metroshop S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Rummaala S.A., CYRSA S.A. and Liveck S.A. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, the Company accounted for these investments under the proportionate consolidation method. Accordingly, these Consolidated Financial Statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

c. Presentation of financial statements in constant Argentine pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the Consolidated Financial Statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical Consolidated Financial Statements. The Consolidated Financial Statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

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

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to the low level of inflation rates during the period from March 1 to September 30, 2003, such a departure did not have a material effect on the Consolidated Financial Statements.

d. Reclassifications

Certain reclassifications of prior years information have been made to conform to the current year presentation. The reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

The management of the subsidiary Tarshop has reassessed the method for allocating its expenses between “Costs”, “Selling expenses” and “Administrative expenses”. This change was made taking into account the expansion of the company’s commercial force driven by its commercial strategy, which has led to an increase in the loan portfolio and in the number of branches. Consequently, as a result of a study mainly based on the distribution of the number of employees assigned to each task, expenses have been allocated on the basis of that structure, which according to management projections and representations will be maintained in the future. Below is a detail of the captions affected at year end:

	As of June 30, 2008		As of June 30, 2007
	As adjusted	As originally issued	As adjusted	As originally issued
Costs	(464,223)	(489,661)	(295,108)	(311,647)
Gross profit	620,019	594,581	443,648	427,109
Selling expenses	(247,297)	(163,986)	(168,848)	(113,709)
Administrative expenses	(122,121)	(179,994)	(102,827)	(141,427)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

e. Functional currency and reporting currency

The Company’s functional and reporting currency is the Argentine Peso. Solely for the convenience of the reader certain amounts are alternatively expressed in Argentine Pesos or US Dollars in the notes to the Consolidated Financial Statements. Translations should not be construed as a representation that the amounts shown could have been, or could be, converted into US Dollars at that or any other rate.

f. Translation of non-peso currency amounts

Assets and liabilities of non-Argentine subsidiaries and associates that have a local functional currency are translated to Argentine Pesos at year-end exchange rates. Translation adjustments are recorded in shareholders’ equity. Income and expense items are translated at weighted-average rates of exchange prevailing during the year.

g. Significant acquisitions, dispositions and development of businesses

In the preparation of these Consolidated Financial Statements, unless otherwise indicated, the operating results of all acquired businesses have been included in the Company’s Consolidated Financial Statements since the date of the respective acquisition.

A. Year ended June 30, 2009

1. Acquisition of Metropolitan

In July 2008, IRSA International LLC, a wholly-owned subsidiary of the Company (through Tyrus S.A.), acquired a 30% equity interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company incorporated under the laws of New York, United States of America, whose net asset comprised of a building known as the Lipstick Building in Manhattan and associated debt. The purchase price was US$ 22.6 million in cash.

The transaction also included (i) a put right exercisable through July 2011 to sell 50% of the interest acquired (i.e. 15%) at a price equivalent to the amount paid plus interest at 4.5% per annum; and (ii) a right of first offer for the purchase of 60% of the 5% held by another party (i.e. 3%).

Due to the international credit crisis and real estate business contraction in the United States, Metropolitan recorded impairment charges in connection with the Lipstick Building. The Company’s share in the loss exceeded the net book value of the investment. Accordingly, the Company valued the investment at zero at June 30, 2009 while recognized a liability of US$ 1.5 million related to the maximum amount committed by the Company to fund Metropolitan operations if required. During the year ended June 30, 2009, the put option increased its fair value as the building’s fair value decreased. The Company adjusted the put option’s fair value on a monthly basis. Since IRSA International LLC’s functional currency is the US Dollar, it was translated into the reporting currency (Argentine Peso) at the current exchange rate for its net assets (i.e. the value of the put option recorded as other receivables) while its results (i.e. fair value adjustments to income) were translated at weighted average exchange rates. This generated a CTA recorded as part of the investment. The fair value of the put option as of June 30, 2009 amounted to US$ 11.8 million disclosed under other receivables.

2. Acquisition of shares in Banco Hipotecario

During fiscal year 2009, the Company acquired additional shares in Banco Hipotecario for Ps. 107.6 million of which Ps. 78.8 million were paid in July 2009. As a result of this transaction, the Company’s equity interest in Banco Hipotecario increased to 21.34% (without considering treasury shares). The acquisition was accounted for under the purchase method of accounting (See Note 3.g.). This transaction generated a gain of Ps. 133.0 million.

3. Acquisition of companies in Uruguay

In June 2009, the Company acquired a 100% interest in Liveck S.A., a shell company incorporated under the laws of Uruguay for de minimis consideration. In the same month, Liveck acquired 90% of the equity interest in Vista al Muelle S.A. and Zetol S.A., two real estate Uruguayan companies for US$ 6.6 million. These companies own undeveloped parcels of land in Canelones, Uruguay.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

A. Year ended June 30, 2009 (continued)

Out of the US$ 6.6 million, US$ 2.1 million were paid in cash while the balance is payable in five equal annual installments of US$ 0.9 million each plus interest at 3.5% per annum on any outstanding balance. Under the agreement, the Company granted the sellers an option to settle the outstanding balance in the form of 12% of the square meters to be built. Ritelco, a wholly-owned subsidiary of IRSA, guaranteed the 45% of outstanding balance, interest and option to the sellers through a surety bond. On June 30, 2009, the Company sold 50% of Liveck to Cyrela Brazil Realty S.A. for US$ 1.3 million.

4. Purchase of Anchorena building

On August 7, 2008, APSA signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.4 square meters respectively, located at Dr. Tomás Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, APSA signed an agreement by which acquired the functional unit number three covering a surface area of 988 sq. located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009 the total amount paid for the acquired functional units above mentioned was US$ 3.3 million.

5. Barter with CYRSA S.A.

On July 21, 2008, the Company entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) pursuant to which the Company, subject to certain closing conditions, would surrender to Cyrsa its right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million.

6. Signing of a Letter of Intent

On June 30, 2009, APSA signed a Letter of Intent with an unrelated party to purchase a 10,022 square meters property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. The purchase price amounts to US$ 0.5 million. In July 2009, APSA paid US$ 0.05 million in advance to secure the Company´s right of first offer through November 27, 2009 when the Letter of Intent expires.

7. Sales of Buildings

During fiscal year 2009, the Company sold 20,315 square meters of office building for total consideration of Ps. 201.3 million resulting in a gain of Ps. 119.4 million.

B. Year ended June 30, 2008

1. Exercise of option

In August 2007, the Company paid US$ 0.6 million for the exercise of an option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. As of June 30, 2009, the option is recorded as other non-current investments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2008 (continued)

The purchase was subject to certain approvals which were obtained subsequent to June 30, 2009. Accordingly, on November 27, 2009, the Company acquired a 80% equity interest in Arcos del Gourmet S.A. (“Arcos”). The main asset of Arcos is a concession granted by ONABE (a Federal Department for State Property Management) to exploit a 5,813 square meter site and related parking lot space of 28,881 square meters.

The total purchase price was established as follows:

(i)	US$ 4.3 million as the base price for 40% of the shares (of which US$ 2.3 million were already paid while the balance will be payable in two annual equal installments due on the first and second anniversary of the transaction); and

(ii)	For the remaining 40% of the shares the price was determined as a fixed amount of US$ 0.8 million (of which US$ 0.3 million was already paid while the balance will be paid at the time when a shareholder meeting approving a US$ 2.7 million capital increase in Arcos is held) plus amounts equivalent to 20% of the investments necessary to develop the project up to a maximum amount of US$ 6.9 million (these amounts will be paid at the time of the future capital increases in Arcos to develop the investment and subject to regulatory approval).

As a subsequent event, the parties have agreed certain modifications to the original agreement, so the previous agreements were terminated and the closing of this operation was carried out as follows:

On November 27, 2009 the Company has acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps. 1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos del Gourmet S.A (herein after “Arcos”).

As of the date of issuance of these Financial Statements, Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management, currently the Rail Infrastructure Administration –ADIF -) by which the Company has the rights to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

The agreed price for the shares acquired by APSA is the following: 1) US$ 4.3 million corresponding to the 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$ 0.8 million with plus 2.b) 20% of the investment necessary to develop the project as it is explained as follows.

The price indicated in 1) above, was accorded to be paid as follows: the sum of US$ 0.3 million was already paid; the sum of US$ 2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. Regarding the portion of the price indicated in 2.a) above, the sum of US$ 0.3 million was already paid and the sum of US$ 0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$ 2.7 million is held. The portion of the price indicated in 2.b) will be paid by APSA at the time of the eventual capital increases necessary to the development of the project, which must be approved by the respective authorities and in accordance with that agreed by the respective parties, through the limit of US$ 6.9 million. In this latter case, APSA must pay in such way that the sellers can paid-in the 20% of those increases that they will subscribe, then with the amounts paid by APSA.

2. Barter transaction agreement

On October 11, 2007, APSA entered into a barter agreement with an unrelated party Condominios del Alto S.A. (“Condominios”) pursuant to which APSA bartered a plot of land located in Rosario, Province of Santa Fe for future 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, APSA will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$ 1.1 million. Upon signing of the agreement, Condominios paid APSA US$ 15 and assumed certain obligations. Condominios (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of APSA for US$ 1.1 million; (ii) established a security insurance of which APSA will be assignor of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios assumed a personal guarantee of the obligations of Condominios up to the amount of US$ 0.8 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2008 (continued)

On November 27, 2008, APSA also granted Condominios an acquisition option through a barter agreement pursuant to which it bartered a plot of land located in Rosario, Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, APSA will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million. As part of the agreement, Condominios paid APSA US$ 34,125 and assumed certain obligations. Condominios (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of APSA for US$ 2.3 million; (ii) established a security insurance of which APSA will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios assumed a personal guarantee of the obligations of Condominios up to the amount of US$ 1.0 million.

3. Acquisition of Soleil Factory shopping center business

On December 28, 2007, APSA entered into an agreement with INCSA, an unrelated party, for the acquisition of Soleil Factory shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million were paid. The transaction is subject to certain suspensive conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will accrue fixed interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, APSA entered into an offer to acquire, construct and operate a shopping center on land property of INCSA located in San Miguel de Tucumán, Province of Tucumán, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other suspensive conditions. The parties determined the value of this transaction to be US$ 1.3 million, of which de minimis amount was paid in January 2008.

4. Acquisition of Beruti plot of land

On June 24, 2008, APSA purchased from Dowler Company S.A, an unrelated party a plot of land located at Beruti street No. 3351/3359 in the vicinity of the Alto Palermo shopping mall. The purchase price was US$ 17.8 million of which, as of the date of these Consolidated Financial Statements, US$ 13.3 million was paid. The unpaid balance will be paid off in one installment of US$ 4.5 million, which will due on February 2010 and do not accrue interest. The plot of land was mortgaged in favor of Dowler Company S.A.

5. Acquisition of 50% of Bank Boston building

In August 2007, the Company acquired a 50% interest in the building (including in place leases) known as “Bank Boston Tower”, for total consideration of US$ 54 million. The acquisition has been accounted for as a business acquisition.

The Company consulted with the National Argentine Antitrust Commission with regard to the need for reporting such transaction as economic concentration. The Argentine Antitrust Commission decided that effectively the operation referred should be notified and the Company challenged this ruling judicially. As of the date of these Consolidated Financial Statements there was no final sentence as to this matter.

6. Acquisition and sale of plot of land

In May 2008, the Company and Birafriends S.A., an unrelated third party, signed a preliminary purchase agreement for the acquisition of a plot of land in Luján, Province of Buenos Aires, for total consideration of US$ 3.0 million. The Company paid US$ 1.2 million in cash with the remaining balance payable at the time of signing the deed of title. However, in December 2008, the Company transferred the land and related debt to its shareholder Cresud in exchange for US$ 1.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2008 (continued)

7. Barter transaction with CYRSA

The Company signed with CYRSA a deed of exchange for US$ 12.6 million by which IRSA handed over to CYRSA a plot of land in the Caballito neighborhood. On its part, CYRSA committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon CYRSA´s election. As consideration CYRSA will pay US$ 0.12 million and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land. If CYRSA decides not to construct the third building by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building. To guarantee the compliance with its obligations CYRSA has mortgaged the plot of land in the amount of US$ 12.6 million. This transaction generated a gross result before taxes of Ps. 29.1 million, which was eliminated in accordance with the ownership of CYRSA S.A. On July 31, 2008, the title deed to the land was executed.

8. Acquisition of Museo Renault

In December 2007 the Company acquired certain functional units (including in place lease) of the “Palacio Alcorta” (also known as “Museo Renault”) real estate for the total consideration of US$ 3.2 million. The acquisition has been accounted for as a business acquisition.

9. Acquisition of minority interest in Mendoza Plaza Shopping S.A.

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

On June 30, 2008, Falabella formally notified the put exercise previously granted by which this company sold to APSA 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting right per share, thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A. (“SAPSA”).

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

As from January 1st, 2009 Mendoza Plaza Shopping merged into Shopping Alto Palermo S.A.

10. Sale of Bouchard building

On January 9, 2008, the Company sold to Techint Compañía Técnica International S.A.C.I. (Techint) an undivided 29.85% interest in the building known as Bouchard Plaza Building including in-place lease contracts for an aggregate price of US$ 34.4 million. The gain on the sale was Ps. 19 million.

11. Acquisition of Patio Olmos

In November 2006, APSA acquired from the Provincial Government of Córdoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Córdoba, Argentina for an aggregate purchase price of Ps. 32.5 million, of which APSA made a down payment of Ps. 9.7 million as of that date. The property, which is

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2008 (continued)

located in the City of Córdoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. APSA did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and remaining balance paid.

As part of the agreement, two spaces of the building aggregating 931 square meters had been reserved for public use from governmental authorities until 2032. Thus, APSA was unable to exploit the space through that date. However, in November 2007, the Government enacted a law declaring the spaces as for public use and subject to expropriation procedures for the spaces subject to payment of Ps. 0.5 million. APSA challenged the valuation before the corresponding authorities. As of the date of these Consolidated Financial Statements, expropriation has not taken place and final payment has not been negotiated.

12. Acquisition of Edificio República

In April 2008, the Company acquired a building known as “Edificio República” (Republic Building), a property located in Buenos Aires. The Company paid US$ 70.3 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 33.6 million accruing interest at a fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009. The Company consulted with the Argentine Antitrust Commission whether or not this transaction should be reported as a transaction regarded as infringing antitrust laws. The Commission resolved unfavorably and the Company challenged this ruling judicially. As of the date of these Consolidated Financial Statements, there was no final sentence as to this matter.

13. Commercialization of Dique III

•	Plot 1c) Dique III

In September 2004, the Company and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8,030. The Company signed preliminary sales agreements for certain units to be received which were valued at its net realizable value. The increase for this method of valuation amounted to Ps. 26,528; of which Ps. 5,516, Ps. 2,618 and Ps. 18,394 were recorded as of June 30, 2009, 2008 and 2007, respectively. As of the date of these Consolidated Financial Statements the units were totally sold and the property has been transferred to the buyers.

•	Plot 1e) Dique III

In June 2006, the Company and DYPSA signed a barter contract whereby the Company delivered DYPSA plot 1e) of Dique III in exchange for receiving 31.50% of the square meters built in a building to be constructed by DYPSA. The value of the transaction amounted to of US$ 13.5 million. In November 2007, the Company and DYPSA replaced the barter agreement for US$ 18.2 million in cash, paid in full of June 30, 2008. The gain on the replacement was Ps. 14.8 million.

14. Purchase of additional shares of APSA

During the fiscal year ended June 30, 2008 the Company acquired 672,639 shares of APSA for a total amount of Ps. 7,071. As a result of this transaction, as of the date of these Consolidated Financial Statements, the Company’s ownership interest in APSA is 63.34%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2008 (continued)

15. Purchase of Manibil S.A.´s shareholding

In May 2008, the Company acquired from Land Group S.A., an unrelated third party, a 49% interest in Manibil S.A. for de minimis consideration. Manibil is a company incorporated under the laws of Argentina engaged in real estate, construction and financing activities. In June 2008, the Company contributed Ps. 23.9 million into this company.

C. Year ended June 30, 2007

1. Acquisition of plots of land in Bariloche

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

2. Acquisition of additional interest in Palermo Invest

In October 2006, the Company acquired the remaining 33.33% of Palermo Invest from GSEM/AP Holdings, L.P. for an aggregate purchase price of US$ 18 million. The transaction was financed US$ 9 million in cash and US$ 9 million through a note payable in three equal and consecutive installments of US$ 3.0 million the first due in October 2007, which accrued 9% annual interest payable quarterly. As of the date of issuance of these Consolidated Financial Statements the liability was fully paid.

3. Acquisition of plot of land in Vicente López and creation of CYRSA

In January 16, 2007, the Company acquired the total shares of the company named Rummaala, which main asset was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21.2 million, payable as follows: (i) US$ 4.3 million in cash paid; (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 16.9 million. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged. Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15 million, payable as follows: (i) US$ 0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.2 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.3 million. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

In April, 2007, the Company constituted CYRSA S.A., in order to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, Cyrela Brazil Realty S.A. Emprendimentos e Partiçipacões (“CYRELA”) is incorporated with the ownership of 50% of CYRSA capital stock. In the same act, the Company contributed 100% of the shareholding of Rummaala S.A. and the liability in kind related to the acquisition of the plot of land to CYRSA in the amount of Ps. 21.5 million and CYRELA contributed Ps. 21.5 million (amount equivalent to the net value of the shares contributed by the Company). The Company has subscribed with CYRELA an agreement, by which through CYRSA, operating under the name IRSA- CYRELA will start developing housing units in the Argentine Republic.

From May 2008 the Company (through Rummaala) continued the marketing process of the building units to be constructed on the plot referred to above called “Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in Advances from customers.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

C. Year ended June 30, 2007 (continued)

The sales price in the preliminary sales contracts consist of a fixed portion and a variable portion that will be determined according to future construction expenses. The buyer can choose from the following purchase plans:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of the deeds.

•	The balance can be partially cancelled by the time of transfer and signatures of the deeds, with the remaining balance financed for 90 months, with the units mortgaged as security.

The Company has committed to transfer the functional units by February, 2011.

As of June 30, 2009 the conditions for the recognition of the transaction have not been net.

4. Panamerican Mall Project

PAMSA, a company organized in November 2006 between APSA and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial development comprising a shopping center, a hypermarket and an office building in the Saavedra neighborhood in Buenos Aires City. In May 2009, the “Dot Baires” shopping center and the hypermarket opened while multiplex cinema opened in early July. The office building is still under construction, is being carried out by Constructora San José Argentina S.A., a company related to CCP. The percentage of completion of the work stood at 87% by the year-end.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meters of the gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles. It is the shopping mall with the largest amount of square meters in Buenos Aires City.

As of June 30, 2009, our interest in PAMSA stands at 80%.

Total income from leases for the fiscal year ended June 30, 2009, amounted to Ps. 8.5 million. As of June 30, 2009, the occupation rate was 99.9%. Total contributions to this project made by the shareholders amounted to Ps. 0.5 million as of the date of these Consolidated Financial Statements.

5. Córdoba Shopping

On December 27, 2006, APSA acquired 100% interest in the Córdoba Shopping Villa Cabrera located in Cordoba, Argentina, owned by Empalme S.A.I.C.F.A.I. y G. (“Empalme”). The property, which is located in the Villa Cabrera neighborhood of the city of Córdoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500 vehicle parking lot.

The interest was acquired for US$ 13.3 million. APSA paid US$ 5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$ 2.0 million each due every six months as from December 2007. This financing accrues interest at a fixed rate of 6% per annum. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006. In December, 2008, the fourth and last installment was paid and the pledge was released.

APSA’s purchase of Empalme has been accounted for following the guidance in Technical Resolution No. 18 “Specific Considerations for the Preparation of Financial Statements”, as explained in Note 3.g.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

C. Year ended June 30, 2007 (continued)

6. Incorporation of Solares de Santa María – Sale of Santa María del Plata and sale of shares

In May 2007, the Company formed Solares de Santa María (“Solares”) and contributed cash in the amount of Ps. 310,000. Solares acquired the Ex Ciudad Deportiva Boca Juniors (Santa María del Plata) plot of land located in Buenos Aires for US$ 100,000. On June 26, 2007, the Company sold a 10% interest in Solares to Unicity S.A. for US$ 10.6 million (on such date the Company collected US$ 1.6 million of such amount). The balance will become due in December 2009 and it is supported by a pledge in favor of the Company.

7. Acquisition of additional shares of Canteras Natal Crespo

In a series of transactions between December 2006 and January 2007, the Company increased its ownership interest in Canteras Natal Crespo to 55.93% for an aggregate purchase price of US$ 645. Subsequently, in April 2007, the Company sold 5.93% to ECIPSA for US$ 312. The Company´s interest in Canteras Natal Crespo is 50% as of the date of these Consolidated Financial Statements.

8. Acquisition of the Bouchard Building

On March 15, 2007, the Company acquired from an unrelated party an office building and the related lease contracts known as “Bouchard Building” for an aggregate purchase price of US$ 84.1 million. The transaction was fully paid in cash as of the date of these Consolidated Financial Statements. In April 2008 the notice of the operation was filed with the Argentine Antitrust Authority. As of the date of these Consolidated Financial Statements the Commission has not issued the resolution yet.

9. Acquisition of the Dock Del Plata Building

In June 2005, the Company entered into a Credit Default Swap Agreement (the “Agreement”) with Credit Suisse International (“CSI”) pursuant to which the Company, provided certain conditions were met, would acquire a mortgage receivable for US$ 10 million an office building known as Dock del Plata Building located in Puerto Madero, Buenos Aires. As guarantee for the Agreement, the Company paid a deposit US$ 4.0 million. The Agreement was rescinded in November 2006 and the guarantee deposit was released. The Company executed the mortgage and acquired the building (including in place leases) for US$ 8.8 million (using US$ 4.0 million of the deposit guarantee plus available cash of US$ 4.8 million).

h. Use of estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions for allowances and contingencies, impairment of long-lived assets, depreciation and amortization, current value of assets acquired in business combination and assets acquisition, deferred income asset and asset tax credit. Future results could differ from those estimates and evaluations made at the date of preparation of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these Consolidated Financial Statements.

a. Revenue recognition

The Company primarily derives its revenues from domestic office and shopping center leases, the development and sale of properties, hotel operations and consumer financing. See Note 6 for details on the Company’s business segments.

•	Development and sale of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

•	Development and sale of properties (continued)

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction affected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total budget cost. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2009, 2008 and 2007, the majority of the tenants were charged with the Percentage Rent.

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

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

a. Revenue recognition (continued)

The Company also charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

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

In September 2000, APSA completed the acquisition of the 99.99% equity interest of Fibesa S.A. (“Fibesa”). Fibesa acts as the leasing agent for APSA bringing together it and its potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both the lessee and APSA. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Consumer Financing

The Company, through APSA subsidiary’s Tarshop S.A. (“Tarshop”) is engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenues from financing and lending activities are comprised of interest income which is recognized on an accrual basis. For securitization activity see Note 15 for details.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

b. Cash and cash equivalents

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of time deposits with original maturities of less than three months at date of purchase and mutual funds. Mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

c. Investments

(i) Current

Current investments primarily include mutual funds, shares of public companies, time deposits, government bonds and mortgage bonds. Time deposits are valued at cost plus accrued interest at year-end. Mutual funds, shares of public companies, government bonds and mortgage bonds are carried at market value at year-end.

Unrealized gains and losses on these investments are included within “Financial results, net” in the accompanying Consolidated Statements of Income.

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Tarshop (See Note 15) and the retained interest in securitized mortgage receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

(ii) Non-current

a) Equity investments

•	Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.

The Company has a 21.34% equity interest in Banco Hipotecario S.A. (“BHSA”) (without considering treasury shares). In accordance with regulations of the Banco Central de la República Argentina (“BCRA”) and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA. The Company also has a 5.10% investment in Banco de Crédito y Securitización S.A. (“BACSA”).

The financial statements of BHSA and BACSA are prepared in accordance with BCRA standards. For the purpose of valuation of these investments the Company has made adjustments necessary to adequate these Consolidated Financial Statements to Argentine GAAP have been considered.

•	Metropolitan 885 Third Ave LLC

The Company holds an indirect 30% equity interest in Metropolitan through IRSA International LLC and Tyrus S.A., wholly owned subsidiaries of the Company. See Note 2.g.A.1. for details.

b) Retained interests in securitization programs

Non-current investments also include the non-current portion of the Company’s retained interests in securitized receivables (evidenced as “Certificates of Participation” or “CPs”) and trust debt securities (“TDFs”) pursuant to the securitization programs of credit card and personal loans receivables (See Note 15 for details).

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

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

c. Investments (continued)

During the years ended June 30, 2002 and 2003 the Company recognized significant impairment. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of undeveloped parcels of land amounts to Ps. 50, Ps. 360 and Ps. 458 for the years ended June 30, 2009, 2008 and 2007, respectively. See Note 3.t. for details on accounting for impairment losses.

d. Inventories

Inventories are comprised primarily of properties held for development and sale and to a lesser extent other minor inventories from hotel operations. A property is classified as held for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business.

Residential, office and other non-retail properties completed or under construction are stated at acquisition or construction cost (adjusted for inflation as described in Note 2.c.) less allowances for impairment or estimated fair market value, whichever is lower. The Company records impairment losses for certain inventories which have market values lower than costs. Costs include land and land improvements, direct construction costs, construction overhead cost, financial cost and real estate taxes.

In addition, inventory includes receivables representing the rights to receive certain property units. The units relating to the projects called “Caballito (CYRSA)”, “Caballito (Koad)”, “Benavidez”, “Rosario” and “Dique III” have been valued at acquisition cost.

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

During the years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2004 until 2007. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of inventory amounts to Ps. 1,029, Ps. 1,111 and Ps. 1,140 for the years ended June 30, 2009, 2008 and 2007, respectively. See Note 3.t. for details on accounting for impairment losses.

e. Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by the Company.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 19 and 31 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

e. Fixed assets, net (continued)

loss is recognized. The Company capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 86,452, Ps. 10,545 and Ps. 7,100 for the years ended June 30, 2009, 2008 and 2007, respectively, mainly in connection with the construction of the Panamerican Mall, Shopping Alto Rosario and Dique IV.

During the year ended June 30, 2002, 2003 and 2005 the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of fixed assets amounts to Ps. 3,891, Ps. 4,974 and Ps. 7,613 for the years ended June 30, 2009, 2008 and 2007, respectively.

•	Other property and equipment

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	Lesser of lease term or asset useful life
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	5
Software	3
Computer equipment	3
Furniture and fixtures	Between 5 and 10
Other	10

f. Intangible assets, net

Intangible assets are carried at cost, adjusted for inflation (as described in Note 2.c.), less accumulated amortization.

•	Pre-operating and organization expenses

Represents primarily expenses incurred relating to pre-opening activities of certain shopping centers and development projects. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center or the sale of the project.

•	Trademarks

Represents fees and expenses related to the registration of trademarks.

•	Above and below market leases an in-place leases

See Note 3.g. for details on accounting for these intangibles.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

g. Business combinations

Significant acquisitions are accounted for under the purchase method of accounting. Under the purchase method, the purchase price is allocated to tangible and intangible assets and liabilities based on their respective fair values in accordance with the provisions of RT No. 18. In making estimates of fair values, management utilizes a number of various sources.

When Company acquires properties, for fair value estimation purposes, the Company also considers information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally the Company determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management’s determination of the relative fair values of the respective in-place lease values. The Company’s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. The Company also estimates costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with the respective tenant. The Company has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset. As for as banking operations are concerned, identifiable intangible assets comprised of core deposits intangibles and customer relationship intangibles, represent the net present value of the future economic.

h. Negative goodwill, net

Negative goodwill, net represents the net effect of goodwill and negative goodwill arising out of business combinations.

(i) Negative goodwill:

Negative goodwill represents the excess of fair value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquiree, not exceeding 20 years.

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

for the years ended June 30, 2009, 2008 and 2007—(Continued)

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

The Company records income taxes using the deferred tax method required by Technical Resolution No. 17 “Overall Considerations for the Preparation of Financial Statements” (“RT 17”). Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is more likely than not to be recoverable.

As discussed in note 16 the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

o. Minimum Presumed Income Tax (MPIT)

The company and its subsidiaries are subject to the Minimum Presumed Income Tax Law (“Impuesto a la Ganancia Mínima Presunta” or “MPIT”). The MPIT is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to Income Tax and the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a payment on account of any excess

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

o. Minimum Presumed Income Tax (MPIT) (continued)

of income tax over MPIT occurring within the subsequent ten years. In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated MPIT charge within “Other current and non-current receivables”, as appropriate, in the accompanying Consolidated Balance Sheet. This tax credit has been recorded at its nominal value.

p. Advances from customers

Advances from customers represent payments received in advance in connection with the sale and lease of certain properties and have been valued at the amount collected.

q. Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of LLR (Notes 13 and 2.g.C.1.) and have been valued at the amount collected net of expenses plus accrued interests based on the interest rate estimated at the time of the transaction.

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

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these Consolidated Financial Statements Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these Consolidated Financial Statements.

s. Advertising expenses

The Company generally expenses advertising and promotion costs as incurred.

Advertising and promotion expenses were approximately Ps. 23,531, Ps. 37,375 and Ps. 31,720 for the years ended June 30, 2009, 2008 and 2007, respectively.

t. Impairment of long lived assets

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

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

t. Impairment of long lived assets (continued)

Under Argentine GAAP, the impairment loss is recorded in the income statement against a liability account. This liability account is a contra account to fixed assets, undeveloped parcels of land or inventories, which means that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is greater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is greater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

u. Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

v. Derivative financial instruments

As part of its risk management strategy, the Company may use derivative financial instruments. The Company uses derivative financial instruments to manage its exposure to certain risks, including foreign exchange risks. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults.

The Company follows RT 18 “Derivative instruments and coverage operations” and carries these derivatives as assets or liabilities at fair market value on the balance sheet. RT 18 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. While management believes each of the financial instruments manage various market risks, these instruments are not designated and accounted for as hedges as a result of the extensive record keeping requirements of the provisions. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings. The Company also engages in trading of certain financial instruments. For details on the Company’s derivative instruments activity, see Note 14.

w. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value, plus or minus, as applicable, financial gain or loss.

x. Dividends

Dividend policy of the Company consist in the distribution of an amount up to the highest of a) twenty per cent (20%) of the Revenues of “Offices and other Non-Shopping Center Rental Properties” segment, defined in Segment Information (Note 6), as of June 30 of each year, or b) twenty per cent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each year. This policy requires that the Company must at all times comply with the covenants imposed by its financial obligations.

y. Earnings per share

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

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

y. Earnings per share (continued)

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. For the fiscal year ended June 30, 2009 and 2008 the Company did not have convertible debt and warrants outstanding. The Company considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

z. Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the term of the debt, applying effective interest method. Debt issuance costs are classified within short-term or long-term debts, as appropriate. In the case of redemption or conversion of these debts, the related expenses are amortized using the accelerated depreciation method. Amortization of debt issuance costs are included within “Financial results, net” in the Consolidated Statements of Income as a greater financing expense.

4. Details of balance sheet accounts

a. Cash and banks:

	As of June 30,
	2009		2008

Bank accounts	Ps.	61,655	Ps.	154,260
Cash on hand		3,758		5,861
Checks to be deposited		1,149		1,627

	Ps.	66,562	Ps.	161,748

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

b. Investments:

	As of June 30,
	2009		2008
Current
Mutual funds	Ps.	141,011	Ps.	150,123
Retained interests in securitized receivables (i)		136,231		57,106
Shares of public companies		21,603		—
TDFs (i)		16,490		2,243
Time deposits		15,156		138,232
Government bonds		14,143		21,429
Mortgage bonds issued by BHSA (see Note 11)		798		1,286
Allowance for impairment of CPs (i)		(10,198)		(11,423)
U.S. Treasury Bonds		—		24,448

	Ps.	335,234	Ps.	383,444

Non-Current
Equity investments:
Banco Hipotecario S.A (ii) (Note 2.g.A.2.)	Ps.	539,064	Ps.	289,298
Manibil (Note 2.g.B.15.)		25,332		23,508
Advance payments for the acquisition of shares		6,250		6,383
Banco de Crédito y Securitización S.A.		5,127		5,444
Others		95		40
Retained interests in securitization programs:
Retained interests in securitized receivables (i)		22,899		111,675
Retained interest in mortgage receivables		—		653
Allowance for impairment of CPs (i)		(1,891)		(577)
Undeveloped parcels of land (iii):
Santa María del Plata		139,748		135,785
Puerto Retiro (Note 13)		54,380		54,498
Beruti plot of land		52,715		52,030
Caballito plot of land (iv) (Note 13)		36,741		36,696
Patio Olmos		32,949		32,944
Pereiraola		21,717		21,717
Torres Rosario		15,577		17,093
Plots of land Zetol and Vista al Muelle (Note 2.g.A.3.)		14,855		—
Air space Supermercado Coto – Agüero 616		13,188		13,143
Luján (Note 2.g.B.6.)		—		9,510
Canteras Natal Crespo		5,705		5,555
Pilar		3,408		3,408
Torre Jardín IV		3,030		3,030
Padilla 902		—		101
Others		10,765		11,439

	Ps.	1,001,654	Ps.	833,373

(i)	As part of its credit card and personal loans securitization programs, Tarshop transfers credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 15 for details).
(ii)	As of June 30, 2009, includes Ps. 35,609 and Ps. 12,426 as goodwill and negative goodwill, respectively, and as of June 30, 2008 includes Ps. 35,699 and Ps. 3,328 as goodwill and negative goodwill, respectively. Represents 320,038,137 shares with a quoted value at closing equivalent to Ps. 0.85 per share as of June 30, 2009 and Ps. 1.13 per share as of June 30, 2008.
(iii)	Shown net of allowances for impairment losses mentioned in Note 3.t.
(iv)	This asset is restricted in relation to certain tax claims.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

c. Accounts receivable, net:

	As of June 30,
	2009		2008
Current
Consumer financing receivables	Ps.	141,570	Ps.	116,972
Leases and services receivables		79,097		59,903
Checks to be deposited		62,230		52,244
Pass-through expenses receivables (i)		37,689		14,843
Debtors under legal proceedings (ii)		35,903		29,550
Receivables from the sale of properties (iii)		13,351		1,591
Related parties (Note 11)		9,812		1,730
Hotel receivables		7,713		10,076
Receivables with collection agents		5,070		3,829
Less:
Allowance for doubtful accounts (Note 30.c.)		(128,964)		(104,721)

	Ps.	263,471	Ps.	186,017

Non-Current
Consumer financing receivables	Ps.	6,490	Ps.	9,684
Leases and services receivables		2,691		2,117
Receivables from the sale of properties (iii)		153		550
Less:
Allowance for doubtful accounts (Note 30.c.)		(2,708)		(1,956)

	Ps.	6,626	Ps.	10,395

(i)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(ii)	Comprised of Ps. 1.3 million and Ps. 1.4 million related to mortgage receivables and Ps. 34.6 million and Ps. 28.1 million related to leases receivables, as of June 30, 2009 and 2008, respectively.
(iii)	Include fixed-rate mortgage receivables from several borrowers. At June 30, 2009, the amount due from the largest individual borrower was Ps. 4,696 at a contractual interest rate of 10% (see Note 29.II.r.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

d. Other receivables and prepaid expenses:

	As of June 30,
	2009		2008
Current
Receivables from the sale of shares (i)	Ps.	70,642	Ps.	27,527
Metropolitan, put option (Note 2.g.A.1.)		44,877		—
Prepaid expenses and services		25,413		27,076
Income tax prepayment		13,719		1,208
Related parties (Note 11)		12,526		26,582
Guarantee deposits re. securitization programs (Note 15)		6,782		6,497
Loans granted		5,424		1,515
Guarantee of defaulted credits (Note 22)		4,206		457
Gross revenue tax prepayment		2,789		840
Receivable for third party services offered in Tarshop stores		2,746		1,578
Value Added Tax (“VAT”)		1,821		1,811
Guarantee deposits (ii)		470		508
MPIT		4		7,799
Others		10,284		5,633

	Ps.	201,703	Ps.	109,031

Non-Current
VAT	Ps.	71,400	Ps.	31,064
Deferred income tax (Note 16)		71,320		70,055
MPIT		40,799		23,536
Loans granted		23,097		—
Others		6,123		3,572
Mortgage receivable (iii)		2,208		2,208
Allowance for doubtful mortgage receivable (iii)		(2,208)		(2,208)
Gross revenue tax prepayment.		1,989		1,173
Guarantee deposits re. securitization programs (Note 15)		999		12,931
Guarantee deposits		380		392
Guarantee of defaulted credits (Note 22)		—		3,178
Less:
Present value – other receivables		(19,341)		(5,587)

	Ps.	196,766	Ps.	140,314

(i)	Represent receivables due to the sale of shares in several entities and other investments. Out of this total amount, Ps. 36,089 million was collected on July, 2009 and Ps. 34,553 million is due December 2009.
(ii)	At June 30, 2009 the balance is mainly comprised of restricted cash of Ps. 0.4 million related to deposits required as collateral for certain labor lawsuits/claims of the Company.
(iii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

e. Inventories:

	As of June 30,
	2009		2008
Current
Credit from barter transaction of Caballito (Koad) (i)	Ps.	15,828	Ps.	—
Abril / Baldovinos		2,932		4,377
Credit from barter transaction of Benavidez (ii)		1,802		—
San Martín de Tours		293		1,158
Plot 1 c) Dique III		54		42,485
Dock 13 Puerto Madero		—		1,250
Other inventories		3,990		4,332

	Ps.	24,899	Ps.	53,602

Non-Current

Horizons (Note 2.g.C.3.)	Ps.	106,391	Ps.	64,300
Credit from barter transaction of Caballito (CYRSA) (Note 2.g.B.7.)		21,194		19,742
Credit from barter transaction of Caballito (Koad) (i)		11,795		22,663
Credit from barter transaction of Rosario		11,023		3,379
Credit from barter transaction of Benavidez (i)		8,193		9,995
Caballito plot of land		4,429		4,429
Abril / Baldovinos		742		3,352
San Martin de Tours		—		728
Dock 13 Puerto Madero		—		317
Other inventories		1,166		273

	Ps.	164,933	Ps.	129,178

(i)	On May 4, 2006, the Company entered into a barter agreement with an unrelated party, Koad S.A. (Koad) pursuant to which the Company exchanged an undeveloped parcel of land of its property for the future delivery of units of property in a building complex to be constructed by Koad on the land. Both parties valued the transaction in US$ 7.5 million. As consideration for the transaction, Koad made a down payment of US$ 0.05 million and will settle the remaining balance through the delivery of 118 apartments and 55 parking units. Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7.5 million and constituted insurance for US$ 1 million and is going to constitute another one for US$ 0.5 million at the time the units are transferred. As of June 30, 2009, out of the total stipulated, Koad has delivered 42 parking spaces. Additionally, preliminary sales agreements have been signed over 41 functional units to be received. These units have been measured at their net realization value, which generated income for Ps. 4,960 from this transaction.
(ii)	In March 2004, the Company sold to Desarrolladora El Encuentro S.A (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 1.0 million in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3 million. As guarantee of compliance with the operation, DEESA set up a first mortgage amounting to US$ 3 million. On December 22, 2009, DEESA delivered the plots and the mortgage was lift.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

f. Negative goodwill, net:

	As of June 30,
	2009		2008
Goodwill:
Alto Palermo S.A.	Ps.	20,670	Ps.	22,095
Tarshop S.A.		6,897		—
Torre BankBoston		5,899		6,295
Museo Renault		3,276		3,438
Fibesa S.A.		2,395		4,449

Subtotal goodwill	Ps.	39,137	Ps.	36,277

Negative goodwill:
Alto Palermo S.A.	Ps.	(46,319)	Ps.	(49,312)
Palermo Invest S.A.		(42,336)		(44,404)
Empalme S.A.I.C.F.A. y G		(9,085)		(9,719)
Mendoza Plaza Shopping S.A.		(5,987)		(6,314)
Emprendimiento Recoleta S.A.		(336)		(411)

Subtotal negative goodwill	Ps.	(104,063)	Ps.	(110,160)

Total negative goodwill, net		(64,926)		(73,883)

g. Trade accounts payable:

	As of June 30,
	2009		2008
Current
Suppliers (i)	Ps.	134,178	Ps.	197,150
Accruals		87,237		38,645
Related parties (Note 11)		7,088		1,099
Other		1,039		5,169

	Ps.	229,542	Ps.	242,063

Non-Current
Suppliers (ii)	Ps.	58,862	Ps.	55,140
Related parties (Note 11)		8,438		—

	Ps.	67,300	Ps.	55,140

(i)	As of June 30, 2009 and 2008, includes accounts payable to merchants for credit card operations of Ps. 88.8 million and Ps. 166.9 million, respectively.
(ii)	As of June 30, 2009 and 2008, this includes a non-current Ps. 46,451 balance that reflects the liabilities in kind associated to the acquisition of properties in Vicente López (See Note 2.g.C.3.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

h. Advances from customers:

	As of June 30,
	2009		2008
Current
Admission rights	Ps.	45,392	Ps.	34,906
Sale advances		28,716		48,243
Lease advances (i)		20,850		21,206
Related parties (Note 11)		1,885		229

	Ps.	96,843	Ps.	104,584

Non-Current
Admission rights	Ps.	60,626	Ps.	48,613
Sale advances		56,822		13,727
Lease advances (i)		32,909		36,457

	Ps.	150,357	Ps.	98,797

(i)	Lease advances include (a) the current and non-current balances of Ps. 0.3 million and Ps. 3.1 million as of June 30, 2009, respectively, and Ps. 0.3 million and Ps. 3.4 million as of June 30, 2008, respectively, received from Hoyts Cinemas (“Hoyts”) at the time of the construction of the movie theater complexes at the Abasto and Alto Noa shopping centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2009 the six-month LIBOR was 1.742%. Lease advances are settled overtime against lease expense owed by the lessees; (b) Ps. 18.2 million and Ps. 17.8 million, as of June 30, 2009 and 2008, respectively, received from NAI International II, Inc. at the time of the construction of a movie theater complex and a portion of parking facilities in the Córdoba Shopping; and (c) Ps. 8.1 million and Ps. 3.7 million, as of June 30, 2009 and 2008, respectively, received from Wal-Mart Argentina S.R.L. to secure a 30-year lease in the Panamerican Mall project which is currently under construction.

i. Salaries and social security payable:

	As of June 30,
	2009		2008
Provision for vacation and bonuses	Ps.	25,986	Ps.	24,754
Salaries and social security payable		9,289		8,575
Other		588		626

	Ps.	35,863	Ps.	33,955

j. Short-term and long-term debt:

	As of June 30,
	2009		2008
Short-term debt
Bank loans (i)	Ps.	178,654	Ps.	85,853
Bank overdrafts including accrued interests		90,539		45,030
Seller financings (ii)		28,895		35,484
APSA Non-Convertible Notes 2012 US$154M (iii)		26,569		173
IRSA Non-Convertible Notes (Note 10)		19,297		15,088
APSA Non-Convertible Notes 2017 US$120M (iii)		2,679		3,462
APSA Convertible Notes (iv) (Note 11)		2,610		2,144

	Ps.	349,243	Ps.	187,234

Long-term debt
IRSA Non-Convertible Notes (Note 10)	Ps.	563,719	Ps.	447,045
APSA Non-Convertible Notes 2017 US$120M (iii)		284,171		358,935
Bank loans (i)		76,611		97,504
APSA Convertible Notes (iv) (Note 11)		58,814		46,856
APSA Non-Convertible Notes 2012 US$154M (iii)		52,801		147,880
Seller financing (ii)		8,609		21,506

	Ps.	1,044,725	Ps.	1,119,726

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

j. Short-term and long-term debt (continued):

(i)	The outstanding balance at June 30, 2009 includes the following loans:

(a) Ps. 27,596 as a current balance and Ps. 76,453 as a non-current balance related to debt for purchase of “Edificio República” (See notes 2.g.B.12. and 13),

(b) Ps. 20,736 correspond to Hoteles Argentinos S.A.’s mortgage loan. (See notes 22 and 13),

(c) Ps. 130,322 as a current balance and Ps. 158 as a non-current balance related to loans granted by different financial institutions (mainly Ps. 60,596 granted by Banco Nación and Ps. 30,130 granted by Banco Ciudad).

(ii)	As of June 30, 2009 the balance mainly includes: (a) Ps. 15,626 as a current balance related to the debt for purchase Beruti plot of land which is guaranteed by a mortgage over the plot of land; (b) Ps. 11,633 as a current balance related to the debt for purchase 33.33% ownership interest in Palermo Invest S.A. (See note 2.g.C.2) and (c) Ps. 8,609 as a non-current balance related to the debt for the acquisition of Zetol S.A. (See note 2.g.A.3.).
(iii)	In May 2007, APSA issued an aggregate amount of US$ 170.0 million of non-convertible notes (the APSA Non- Convertible Notes) under the Global Program for up to US$ 200.0 million authorized by the CNV on April 19, 2007. The APSA Non-Convertible Notes were issued at par in two series. Out of the total amount, US$ 120.0 million were issued as Series I of APSA Non-Convertible Notes due May 11, 2017 (“Series I”) and Ps. 154.0 million (equivalent to US$ 50.0 million) were issued as Series II of APSA Non-Convertible Notes due June 11, 2012 (“Series II”). Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I pay interest in cash semi-annually in arrears on May 11 and November 11 of each year beginning on November 11, 2007. On May 11, 2009 the fourth interest installment was paid for US$ 4.7 million. Subsequent to year end, on November 11, 2009 the fifth interest installment was paid by an amount of US$4.7 million. Series II pay interest in cash semi-annually in arrears on June 11 and December 11 of each year beginning on December 11, 2007. On June 11, 2009 the fourth interest installment was paid by an amount for a total of Ps. 8.5 million. Principal on the Series I is fully paid at maturity while principal on the Series II is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009. On June 11, 2009 the first principal installment of Series II was settled for a total of Ps. 22.0 million. Subsequent to year end, on December 11, 2009 the fifth interest installment and the second principal installment were paid by an amount of Ps. 7.3 million and Ps. 22.0 million, respectively. Since a portion of the Notes have been repurchased by the Company, cash disbursements for principal amortization and interest payment were lower.

During this fiscal year, the Company bought US$ 39.6 million of APSA Series I Notes and Ps. 46.5 million of APSA Series II Notes. The amount paid was US$ 19.3 million and US$ 8.2 million, respectively. Likewise, APSA re-purchased US$ 3 million of Series II Notes and US$ 5 million of Series I Notes. These transactions generated a gain of Ps. 105.9 million recognized as Gain on repurchase of debt in Financial results, Generated by liabilities, in the Consolidated Statement of Income.

(iv)	On July 19, 2002, APSA issued an aggregate amount of US$ 50.0 million of Convertible Notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities.

The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of note holders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. . As of June 30, 2009 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$ 2.8 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2009 amounts to US$ 47.2 million, of which US$ 31.7 million is held by IRSA. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations. Subsequent to year end, on July 20, 2009 the fourteenth interest installment was cancelled by an amount of US$ 2.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

k. Taxes payable:

	As of June 30,
	2009		2008
Current
VAT payable	Ps.	44,139	Ps.	17,578
Facilities plan for VAT		31,437		—
Facilities and tax amnesty plans for Income Tax and MPIT		24,330		—
MPIT, net		17,081		3,558
Income tax provision, net		14,042		39,638
Gross revenue tax		4,754		3,231
Tax withholdings		3,385		7,856
Provision for tax on shareholders’ personal assets		2,158		3,109
Other		6,557		1,738

	Ps.	147,883	Ps.	76,708

Non-Current
Deferred income tax (Note 16)	Ps.	36,971	Ps.	31,065
Facilities plan and tax amnesty plans for Income Tax		20,704		—
Gross revenue tax		3,571		4,262
MPIT, net		8		—

	Ps.	61,254	Ps.	35,327

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

l. Other liabilities:

	As of June 30,
	2009		2008
Current
Liabilities from purchase of shares (Notes 2.g.A.2. and 11)	Ps.	78,788	Ps.	—
Payables to Nationals Parks Administration (Note 20)		10,223		10,189
Guarantee deposits		5,228		3,666
Below market leases		3,722		3,811
Commitment to provide (Note 2.g.A.1.)		2,270		—
Accrual for directors fees (i) (Note 11)		2,068		13,821
Loans with shareholders of related parties		837		39,166
Contributed leasehold improvements (ii)		470		1,015
Derivative financial instruments (Note 14)		243		4,600
Related parties (Note 11)		138		6,036
Provision for donations committed (Note 11)		—		4,656
Others		7,005		6,057

	Ps.	110,992	Ps.	93,017

Non-Current
Loans with shareholders of related parties	Ps.	47,388	Ps.	10,588
Contributed leasehold improvements (ii)		9,964		10,055
Guarantee deposits		4,795		4,049
Commitment to provide (Note 2.g.A.1.)		3,425		—
Below market leases		1,308		5,390
Related parties (Note 11)		20		20
Others		5,145		568
Less:
Present value – other liabilities		(164)		(285)

	Ps.	71,881	Ps.	30,385

(i)	Disclosed net of advances to directors fees for Ps. 14,521 and Ps. 1,837 as of June 30, 2009 and 2008, respectively.
(ii)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. Contributed leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2009 and 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

m. Mortgage payables

	As of June 30,
	2009		2008
Current
Mortgage payable Llao Llao (Note 2.g.C.1. and 13)	Ps.	1,930	Ps.	2,919

	Ps.	1,930	Ps.	2,919

Non-Current
Mortgage payable Llao Llao (Note 2.g.C.1.)	Ps.	—	Ps.	1,538

	Ps.	—	Ps.	1,538

5. Shareholders’ equity

a. Common stock

As of June 30, 2009, the Company had 578,676,460 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2007, 2008 and 2009:

	Common Stock						Approved by
	Shares issued		Par value		Additional paid-in- capital		Body	Date	Date of registration
Balances as of June 30, 2006	Ps.	435,448,510	Ps.	435,448	Ps.	659,911

Conversion of debt into common shares		16,640,658		16,641		11,252	Board of Directors Meeting	September, 29, 2006, January 11, April 11, June 29 2007	November 29, 2006, February 28, June 26, 2007. 11,412 shares are pending registration
Exercise of warrants		12,879,988		12,880		13,078

Balances as of June 30, 2007	Ps.	464,969,156	Ps.	464,969	Ps.	684,241

Conversion of debt into common shares		34,582,162		34,582		24,591	Board of Directors Meeting	October 1, 2007 December 3, 2007	November 30, 2007 March 12, 2008
Exercise of warrants		79,125,142		79,125		84,291

Balances as of June 30, 2008	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

Balances as of June 30, 2009	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

5. Shareholders’ equity (continued)

b. Inflation adjustment of common stock

As mentioned in Note 2.c. the Company’s Consolidated Financial Statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical Consolidated Financial Statements through February 28, 2003. The inflation adjustments related to common stock and treasury stock were appropriated to inflation adjustment reserves that form part of shareholders’ equity.

c. Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital (including inflation adjustment). This legal reserve may be used only to absorb losses.

d. Reserve for new developments and voluntary reserve for general purposes

Pursuant to a resolution of the Inspección General de Justicia, companies should indicate the intended use of the accumulated retained earnings balance of the year. Accordingly, special reserves labeled as “Reserve for new developments” and “Voluntary reserve for general purposes” were created. The accumulated retained earnings balance is transferred to these equity accounts. These reclassifications have no impact on the total shareholders’ equity of the Company.

6. Segment information

The Company is required to disclose segment information in accordance with RT 18. RT 18 establishes standards for reporting information about operating segments in annual Financial Statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of Properties, Office and Other Non-Shopping Center Rental Properties, Shopping Centers, Consumer Financing, Hotel Operations and Financial Operations and Others.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

•	Consumer Financing

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop.

•	Hotel Operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial Operations and Others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the gains or losses on the equity investees of the Company.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2009

	Development and Sale of Properties		Office and other Non- Shopping Center Rental Properties (a)		Shopping Centers		Hotel Operations		Consumer Financing		Financial Operations and Others			Total
Revenues	Ps	280,362	Ps.	147,749	Ps.	396,733	Ps.	158,913	Ps	236,827	Ps.		—	Ps.	1,220,584
Costs		(148,318)		(29,330)		(109,275)		(98,889)		(122,694)			—		(508,506)

Gross profit		132,044		118,419		287,458		60,024		114,133			—		712,078
Gain from valuation of Inventories at net realizable Value		12,056		—		—		—		—			—		12,056
Selling expenses		(2,115)		(11,460)		(29,308)		(16,546)		(176,772)			—		(236,201)
Administrative expenses		(20,867)		(31,547)		(43,247)		(34,888)		(16,780)			—		(147,329)
Net loss from retained interest in securitized receivables		—		—		—		—		(46,012)			—		(46,012)
Gain from operations and holdings of real estate assets net		51		1,073		—		—		—			—		1,124

Operating income (loss)		121,169		76,485		214,903		8,590		(125,431)			—		295,716
Amortization of goodwill		455		1,100		47		—		—			—		1,602
Gain on equity investees		1,974		—		40		—		—		(1)	59,528		61,542
Financial results, net		(6,222)		(14,202)		(92,602)		(16,083)		(1,827)			(5,445)		(136,381)
Other income (expenses), net		—		—		3,882		127		(606)			(12,258)		(8,855)

Income (loss) before taxes and minority interest		117,376		63,383		126,270		(7,366)		(127,864)			41,825		213,624
Income tax and MPIT		(41,149)		(16,542)		(53,258)		3,233		37,484			(10,102)		(80,334)
Minority interest		61		—		(22,104)		5,565		41,823			—		25,345

Net (loss) income		76,288		46,841		50,908		1,432		(48,557)			31,723		158,635

Acquisition of fixed assets and intangible assets		10,060		15,947		252,646		2,204		3,439			—		284,296
Depreciation and amortization (b)		782		23,962		86,643		18,001		5,584			—		134,972
Non-current investments in affiliated companies		25,332		—		—		—		—			544,191		569,523
Operating assets		467,808		940,280		1,831,428		219,158		153,892			—		3,612,566
Non-operating assets		40,020		74,633		189,244		27,231		20,973			971,320		1,323,421

Total assets	Ps.	507,828	Ps.	1,014,913	Ps.	2,020,672	Ps.	246,389	Ps.	174,865	Ps.		971,320	Ps.	4,935,987

Operating liabilities		25,379		122,869		413,381		31,236		136,853			—		729,718
Non-operating liabilities		303,808		304,426		672,794		174,765		106,761			83,672		1,646,226

Total liabilities	Ps.	329,187	Ps.	427,295	Ps.	1,086,175	Ps.	206,001	Ps.	243,614	Ps.		83,672	Ps.	2,375,944

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(1)	Includes Ps. 142.1 million gain generated by BHSA and Ps. 82.3 million loss generated by Metropolitan.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2008:

	Development and Sale of Properties		Office and other Non- Shopping Center Rental Properties (a)		Shopping Centers		Hotel Operations		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps.	196,811	Ps.	102,159	Ps.	345,395	Ps.	148,847	Ps.	291,030	Ps.	—	Ps.	1,084,242
Costs		(150,894)		(26,347)		(99,175)		(84,220)		(103,587)		—		(464,223)

Gross profit		45,917		75,812		246,220		64,627		187,443		—		620,019
Gain from valuation of inventories at net realizable value		2,832		—		—		—		—		—		2,832
Selling expenses		(7,696)		(3,458)		(24,809)		(16,608)		(194,726)		—		(247,297)
Administrative expenses		(21,849)		(22,028)		(39,150)		(29,979)		(9,115)		—		(122,121)
Net loss from retained interest in securitized receivables		—		—		—		—		(1,261)		—		(1,261)
Gain from operations and holdings of real estate assets, net		66		2,604		—		—		—		—		2,670

Operating income		19,270		52,930		182,261		18,040		(17,659)		—		254,842
Amortization of goodwill		488		1,782		(390)		—		(242)		—		1,638
Loss on equity investees		(1,065)		—		(33)		(23)		—		(12,088)		(13,209)
Financial results, net		(8,502)		(10,069)		(23,585)		(5,884)		(375)		(28,327)		(76,742)
Other (expenses) income, net		—		—		4,975		(5,713)		3,800		(8,704)		(5,642)

Income (loss) before taxes and minority interest		10,191		44,643		163,228		6,420		(14,476)		(49,119)		160,887
Income tax and MPIT		1,820		1,679		(74,992)		(4,010)		(1,522)		(1,087)		(78,112)
Minority interest		1		—		(36,347)		863		7,458		125		(27,900)

Net income (loss)		12,012		46,322		51,889		3,273		(8,540)		(50,081)		54,875

Acquisitions of fixed assets net and intangible assets		3,118		442,585		250,887		40,077		6,822		—		743,489
Depreciation and amortization (b)		577		26,274		73,185		13,283		1,888		—		115,207
Non-current investments in affiliated companies		—		—		—		—		—		318,250		318,250

Operating assets		436,392		999,060		1,642,341		233,613		113,052		—		3,424,458
Non-operating assets		26,519		57,433		62,649		18,426		21,068		861,419		1,047,514

Total assets	Ps	462,911	Ps.	1,056,493	Ps.	1,704,990	Ps.	252,039	Ps.	134,120	Ps.	861,419	Ps.	4,471,972

Operating liabilities		25,530		100,430		250,957		33,115		205,671		—		615,703
Non-operating liabilities		247,320		209,399		662,174		199,813		75,714		80,956		1,475,376

Total liabilities	Ps.	272,850	Ps.	309,829	Ps.	913,131	Ps.	232,928	Ps.	281,385	Ps.	80,956	Ps.	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2007:

	Development and Sale of Properties		Office and other Non- Shopping Center Rental Properties (a)		Shopping Centers		Hotel Operations		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps.	75,751	Ps.	57,093	Ps.	270,266	Ps.	122,681	Ps.	212,965	Ps.	—	Ps.	738,756
Costs		(57,823)		(17,501)		(91,112)		(68,960)		(59,712)		—		(295,108)

Gross profit		17,928		39,592		179,154		53,721		153,253		—		443,648
Gain from valuation of inventories at net realizable value		20,737		—		—		—		—		—		20,737
Selling expenses		(12,846)		(4,376)		(22,346)		(12,175)		(117,105)		—		(168,848)
Administrative expenses		(19,624)		(16,827)		(32,717)		(26,893)		(6,766)		—		(102,827)
Net income from retained interest in securitized receivables		—		—		—		—		3,254		—		3,254
(Loss) Gain from operations and holdings of real estate assets, net		(18)		1,845		741		—		—		—		2,568

Operating income		6,177		20,234		124,832		14,653		32,636		—		198,532
Amortization of goodwill		286		1,044		(2,802)		—		—		—		(1,472)
(Loss) Gain on equity investees		(491)		—		(818)		(412)		—		41,747		40,026
Financial results, net		(7,088)		(6,256)		(28,190)		(5,268)		825		50,076		4,099
Other (expenses) income, net		—		—		(6,382)		160		3,034		(10,912)		(14,100)

(Loss) Income before taxes and minority interest		(1,116)		15,022		86,640		9,133		36,495		80,911		227,085
Income tax and MPIT		(11,786)		(1,987)		(40,798)		(3,102)		(15,455)		(14,411)		(87,539)
Minority interest		(4)		(326)		(22,000)		(1,400)		(8,719)		—		(32,449)

Net (loss) income		(12,906)		12,709		23,842		4,631		12,321		66,500		107,097

Acquisitions of fixed assets and intangible assets		2,895		263,104		157,857		57,115		—		—		480,971
Depreciation and amortization (b)		39		17,309		67,046		12,358		1,297		—		98,049
Non-current investments in affiliated companies		—		—		—		—		—		306,853		306,853

Operating assets		508,742		675,321		1,336,166		202,113		139,657		—		2,861,999
Non-operating assets		30,516		24,662		39,073		6,318		18,771		1,163,560		1,282,900

Total assets	Ps.	539,258	Ps.	699,983	Ps.	1,375,239	Ps.	208,431	Ps.	158,428	Ps.	1,163,560	Ps.	4,144,899

Operating liabilities		31,472		83,073		199,616		23,304		165,713		—		503,178
Non-operating liabilities		278,615		247,763		734,370		153,117		44,722		86,010		1,544,597

Total liabilities	Ps.	310,087	Ps.	330,836	Ps.	933,986	Ps.	176,421	Ps.	210,435	Ps.	86,010	Ps.	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

7. Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2009		2008		2007
Gain from operations and holdings of real estate assets, net	Ps.	1,124	Ps.	2,670	Ps.	2,568

	Ps.	1,124	Ps.	2,670	Ps.	2,568

8. Financial results, net:

	Year ended June 30,
	2009		2008		2007
Generated by assets:
Foreign exchange gain (loss)	Ps.	50,623	Ps.	1,386	Ps.	(4,893)
Net unrealized gain (loss) on investments and others		31,054		(3,021)		62,317
Interest income		11,813		13,860		13,321
(Loss) gain on derivative instruments (Note 14)		—		(2,689)		665
Interest on discounting assets		(13,780)		(4,807)		(31)

	Ps.	79,710	Ps.	4,729	Ps.	71,379

Generated by liabilities:
Gain on repurchase of debt (Note 4.j.(iii))	Ps.	105,850	Ps.	—	Ps.	—
Gain (loss) on hedge operations (Note 14)		9,436		(4,100)		—
Interest on discounting liabilities		141		(613)		111
Interest expense and others (Note 30.f.)		(135,196)		(96,004)		(66,642)
Foreign exchange (loss) gain		(196,322)		19,246		(749)

		(216,091)		(81,471)		(67,280)

Financial results, net	Ps.	(136,381)	Ps.	(76,742)	Ps.	4,099

9. Other expenses, net:

	Year ended June 30,
	2009		2008		2007
Other income:
Recovery of allowance for doubtful accounts and lawsuit, net	Ps.	7,829	Ps.	6,215	Ps.	—
Gain on cancellation of liabilities		—		3,015		3,127
Other		333		1,172		1,892

	Ps.	8,162	Ps.	10,402	Ps.	5,019

Other expenses:
Provision for contingencies	Ps.	(6,522)	Ps.	(6,684)	Ps.	(3,031)
Recovery (loss) on fire damages (net of insurance recoveries)		—		2,646		1,773
Unreimbursed expenses		—		2,002		(298)
Donations		(1,854)		(6,850)		(7,390)
Tax on shareholders’ personal assets		(3,706)		(5,885)		(7,110)
Unrecoverable VAT		(4,267)		(1,098)		(2,252)
Other		(668)		(175)		(811)

		(17,017)		(16,044)		(19,119)

Other expenses, net	Ps.	(8,855)	Ps.	(5,642)	Ps.	(14,100)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

10. Issuance of IRSA Notes

IRSA Non-Convertible Notes

In February 2007, the Company issued US$ 150 million of non-convertible notes (the “IRSA Non-Convertible Notes”) due February 2017 under the Global Program for up to US$ 200 authorized by the CNV in December 2006. The IRSA Non-Convertible Notes bear interest at a fixed rate of 8.5% per annum. The IRSA Non-Convertible Notes pay interest in cash semi-annually in arrears on February 2 and August 2 of each year, beginning on August, 2007. The principal will be fully paid on maturity. As of June 30, 2009, the current and non-current portion of IRSA Non-Convertible Notes are shown net of unamortized issuance costs of Ps. 874 and Ps. 5,831, respectively.

The IRSA Non-Convertible Notes contain certain customary covenants including restrictions to pay dividends in accordance with certain limits.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2009		2008		2007		2009		2008
BHSA	Equity investee of the Company (iii)	Other receivables and prepaid expenses (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	7
		Investments (current)		—		—		—		798		1,286
		Results from holding and operations		—		—		12		—		—
		Interests and exchange differences		(8)		(2)		—		—		—
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		—		(1)
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		—		(22)
		Other liabilities (current)		—		—		—		—		(29)
		Accounts receivables, net current		—		—		—		5		—

BACSA	Equity investee of the Company and subsidiary of BHSA	Accounts receivable, net (current)		—		—		—		—		18

Cresud	Shareholder of the Company	Accounts receivable, net (current)		—		—		—		5,777		765
		Other receivables and prepaid expenses (current)		—		—		—		7,594		4,335
		Trade accounts payable (current)		—		—		—		(5,565)		(621)
		Other liabilities (current)		—		—		—		(135)		(830)
		Leases		429		—		—		—		—
		Sales and developments		896		1,198		2,146		—		—
		Interests and exchange differences		(9,279)		1		(2,960)		—		—
		Cost of services		—		—		(390)		—		—

Dolphin Fund	An open-ended investment fund which is related to our chairman Eduardo Elsztain	Accrued interest		—		—		1,400		—		—
PLC		Investments (current)		—		—		—		30,217		58,072
		Results from holding and operations		(12,137)		(37,800)		46,817		—		—
		Other receivables and prepaid expenses (current) (Note 4.d.i)		—		—		—		36,089		—
		Other liabilities (current) (Note 2.g.A.2.)		—		—		—		(53,288)		—

Estudio Zang	Shareholders of law firm are directors of the Company	Cost of legal services		(4,117)		(3,820)		(3,286)		—		—
(legal advisory)		Other receivables and prepaid expenses (current)		—		—		—		20		14
		Other liabilities (current)		—		—		—		(3)		(278)
		Trade accounts payable (current)		—		—		—		(431)		(264)

Fundación IRSA	A not-for-profit organization whose chairman is Eduardo Elsztain	Other expenses-donations		(575)		(4,805)		(2,543)		—		—
		Other liabilities (current) - Provision for donations committed		—		—		—		—		(4,656)
		Accounts receivable, net (current)		—		—		—		22		14
		Other receivables and prepaid expenses (current)		—		—		—		3		5
		Trade accounts payable (current)		—		—		—		(259)		—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2009		2008		2007		2009		2008
Puerto Retiro	Equity investee of the Company	Accounts receivable, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	39	Ps.	47
		Other receivables and prepaid expenses (current)		—		—		—		13		26

Cactus	Subsidiary of Cresud	Other receivables and prepaid expenses (current)		—		—		—		—		10
		Trade accounts payable (current)		—		—		—		(3)		—
		Accounts receivable, net (current)		—		—		—		13		—

Futuros y Opciones.com	Subsidiary of Cresud	Other receivables and prepaid expenses (current)		—		—		—		—		4
		Accounts receivables, net current		—		—		—		5		—
		Trade account payable-current		—		—		—		(6)		—

IFISA	Shareholder of Cresud	Other liabilities (current) (Note 2.g.A.2.)		—		—		—		(25,500)		—

Inversiones Ganaderas S.A.	Subsidiary of Cresud	Trade accounts payable (current)		—		—		—		(1)		—

Managers, Directors and other staff of the Company	(i)	Accounts receivable, net (current)		—		—		—		6		1
		Other receivables and prepaid expenses (current) (Personnel loans)		—		—		—		1,712		1,705
		Administrative expenses		(22,434)		(16,337)		(14,727)		—		—
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		—		(30)
		Advances payments from customers (current)		—		—		—		—		(229)
		Other liabilities (non-current)		—		—		—		(20)		(20)
		Other liabilities (current) – Accrual for directors fees		—		—		—		(2,068)		(13,821)
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		—		(1)
		Trade accounts payable (current)		—		—		—		(81)		(31)
		Expenses to be recovered		—		(422)		(520)		—		—
		Interest and exchange differences		627		13		(5)		—		—

Consultores Assets Management	(ii)	Accounts receivable, net (current)		—		—		—		539		262
		Other receivables and prepaid expenses (current)		—		—		—		5		16
		Trade account payable (current)		—		—		—		(7)		—

Museo de los Niños	A not-for-profit organization whose chairman is Eduardo Elsztain	Other receivables and prepaid expenses (current)		—		—		—		—		143
		Accounts receivable, net (current)		—		—		—		811		21
		Trade account payable (current)		—		—		—		(5)		—

Parque Arauco	Shareholder of APSA	Accrued interest		(17,473)		(3,720)		(4,887)		—		—
		Short-term debt (current) (APSA Convertible Notes)		—		—		—		(2,609)		(2,142)
		Long-term debt (non-current) (APSA Convertible Notes)		—		—		—		(58,749)		(46,804)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

			Income (loss) included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2009		2008		2007		2009		2008
Canteras Natal Crespo	Equity investee of the Company	Accounts receivables, net (current)	Ps.	—	Ps.	—	Ps.	—	Ps.	193	Ps.	57
		Other receivables and prepaid expenses (current)		—		—		—		864		577
		Sale and fees for services		48		—		—		—		—
		Interest and exchange differences		83		45		—		—		—

Consorcio Libertador	Property manager	Accounts receivables, net (current) Trade account payable (current) Other receivable and prepaid expenses-current Sales and developments		—		—		—		528		—
				—		—		—		(122)		—
				—		—		—		4		—
				133		—		—		—		—

Consorcio Dock del Plata	Property manager	Accounts receivables, net (current) Other receivable and prepaid expenses-current Trade account payable (current)		—		—		—		344		—
				—		—		—		26		—
				—		—		—		(46)		—

CYRSA	Equity investee of the Company	Accounts receivable, net (current)		—		—		—		1,530		545
		Other receivables and prepaid expenses (current)		—		—		—		20		712
		Trade accounts payable (current)		—		—		—		(562)		(183)
		Other liabilities (current)		—		—		—		—		(88)
		Sales and developments		225		—		—		—		—
		Interest and exchange differences		—		43		—		—		—

Metroshop	Equity investee of APSA	Other receivable and prepaid expenses (current)		—		—		—		2,265		19,028
		Other liabilities (current)		—		—		—		—		(4,811)
		Trade accounts payable (non-current)		—		—		—		(8,438)		—

(i)	The Company provided loans and advances to employees, the balances of which amounted to Ps. 1,602 and Ps. 1,350 as of June 30, 2008 and 2007, respectively. Such balances are to be repaid via scheduled payroll deductions.
(ii)	A shareholder and director of Cresud (Shareholder of the Company) is the owner of 85% of the capital stock of Consultores Asset Management S.A. (“CAM”). Remaining 15% is owned by Cresud’s first vice chairman of the Board.
(iii)	Includes BHSA Directors.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2009	2008	2007	2009	2008	2007
BACSA	Equity investee	Expenses recovery	—	48	48	—	—	—
Cresud	Shareholder of the Company	Shared services	323	526	734	323	783	173
Cresud	Shareholder of the Company	Expenses recovery	2,577	331	130	786	164	145
Fundación IRSA	A not-for-profit organization whose chairman is Eduardo Elsztain	Director’s fees	—	—	14	—	—	—
Consultores Assets Management	(i)	Expenses recovery	218	49	50	—	—	—
Personnel	Employees	Interests	(130)	—	9	—	—	—

(i)	A shareholder and director of Cresud (Shareholder of the Company) is the owner of 85% of the capital stock of CAM. Remaining 15% is owned by Cresud’s first vice chairman of the Board.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

12. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2009 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments (1)	Ps.	95,037	Ps.	63,126	Ps.	6,458	Ps.	47,814	Ps.	21,008	Ps.	9,775	Ps.	113,024	Ps.	—	Ps.	356,242
Accounts receivable, net		128,969		34,250		13,851		8,155		6,626		78,147		99		—		270,097
Other receivables and prepaid expenses		83,131		46,705		9,559		12,467		57,108		2,440		47,401		139,658		398,469

	Ps.	307,137	Ps.	144,081	Ps.	29,868	Ps.	68,436	Ps.	84,742	Ps.	90,362	Ps.	160,524	Ps.	139,658	Ps.	1,024,808

Liabilities
Trade accounts payable	Ps.	172,906	Ps.	22,968	Ps.	310	Ps.	272	Ps.	67,300	Ps.	32,047	Ps.	1,039	Ps.	—	Ps.	296,842
Advances from customers		28,923		28,333		16,760		18,461		150,357		3,317		1,049		—		247,200
Salaries and social security payable		33,318		576		1,969		—		—		—		—		—		35,863
Mortgage payables		957		973		—		—		—		—		—		—		1,930
Short and long term debt		225,594		41,573		56,314		25,671		1,044,725		—		91		—		1,393,968
Taxes payable		59,699		54,467		19,156		14,561		60,218		—		—		1,036		209,137
Other liabilities		56,002		1,976		1,187		36,641		71,881		494		14,692		—		182,873

	Ps.	577,399	Ps.	150,866	Ps.	95,696	Ps.	95,606	Ps.	1,394,481	Ps.	35,858	Ps.	16,871	Ps.	1,036	Ps.	2,367,813

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments	Ps.	14,954	Ps.	—	Ps.	167,987	Ps.	—	Ps.	152,293	Ps.	21,008	Ps.	356,242
Accounts receivable, net		65,558		4,028		712		—		197,201		2,598		270,097
Other receivables and prepaid expenses		80,559		79,878		12,961		28,621		108,183		88,267		398,469

	Ps.	161,071	Ps.	83,906	Ps.	181,660	Ps.	28,621	Ps.	457,677	Ps.	111,873	Ps.	1,024,808

Liabilities
Trade accounts payable	Ps.	80,018	Ps.	—	Ps.	—	Ps.	—	Ps.	149,524	Ps.	67,300	Ps.	296,842
Advances from customers		—		—		300		3,127		96,543		147,230		247,200
Salaries and social security payable		1,416		—		—		—		34,447		—		35,863
Mortgage payables		1,930		—		—		—		—		—		1,930
Short and long term debt		89,377		1,045,329		212,399		158		47,467		(762)		1,393,968
Taxes payable		61,770		22,423		25,821		—		60,292		38,831		209,137
Other liabilities		6,079		22,274		34,173		16,753		70,740		32,854		182,873

	Ps.	240,590	Ps.	1,090,026	Ps.	272,693	Ps.	20,038	Ps.	459,013	Ps.	285,453	Ps.	2,367,813

(1)	Does not include equity investments nor undeveloped parcels of land.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

13. Restricted assets

In the ordinary course of business, certain assets of the Company have been restricted for various reasons.

As of June 30, 2009, these restrictions are as follows:

(i)	In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, 50 % of Puerto Retiro S.A., whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by the Company, Puerto Retiro had the acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. The Company is vigorously defending against this case. Management and legal advisors of the Company estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 54.4 million as of June 30, 2009.

(ii)	The Company mortgaged the following properties under certain obligations:

Property	Net Book Value as of June 30, 2009
Edificio República	224,478
Plot of land Beruti	58,715
Hotel Libertador	43,069
Caballito	36,741
Plots of land Bariloche	21,900
Suipacha 652	11,388
Caballito plot of land	4,429

(iii)	The Company has pledged shares of Rummaala under certain obligations. The Company has agree not to transfer its shares of Manibil or any related right until May, 2011.

(iv)	Certain investments, cash and cash equivalents and accounts receivable of the Company were restricted aggregating less than Ps. 2.0 million in total.

(v)	Certificates of Participation (retained interest in securitization programs) aggregating Ps. 68.8 million were pledged under certain obligations.

(vi)	As part of the securitization program a portion of the proceeds amounting to Ps. 16.9 million was retained by the trustee and maintained as a cash reserve to serve a collateral for the payment of amounts due of TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

(vii)	On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5 million and extends through the actual settlement of VDF’s. Likewise, it was resolved that the Company assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

(viii)	As regards the barter commitment described in Note 2.g.A.5, the delivery and title deed of Air Space Coto is committed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

14. Derivative financial instruments

According to the Company’s risk management strategy, the Company entered into certain derivative transactions to minimize financial costs. The Company did not apply hedge accounting for these transactions.

Liabilities originated from derivative financial instruments relate to foreign-currency forward contracts, as follows:

Forward contracts	Amount	Maturity	Accumulated Gain (Loss)
Open transactions
Purchase of US$	(*) 4,500	12/31/2009	(153)
Purchase of US$	(*) 4,500	12/31/2009	(90)

Subtotal open operations			(243)

Closed transactions			9,679

Gain on hedge operations			9,436

(*)	Subscribed with Cresud S.A.I.C.F. y A.

The result generated by hedging operations in the fiscal year ended June 30, 2008 included a gain of Ps. 500 related to cancelled operations and a loss of Ps. 4,600 related to open operations.

During the fiscal years ended June 30, 2008 and 2007 the Company also entered into derivative financial instruments for trading purposes. The Company subscribed future purchase of gold contracts and recognized a Ps. 2,689 loss and a Ps. 665 gain related to these contracts for the years ended June 30, 2008 and 2007, respectively. During the fiscal year ended June 30, 2009, the Company did not enter into any derivative financial instruments agreement for trading purposes.

15. Tarshop credit card receivables securitization

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

At the time of the securitization, Tarshop transfers credit card and personal loans receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “Guarantee deposits” within the caption “Other receivables and prepaid expenses, net” in the accompanying Consolidated Balance Sheets. CPs are carried at their equity value based on the financial statements issued by the trusts less allowances for impairment if the carrying amount exceeds their estimated recoverable value, and classified as “Investments” in the accompanying Consolidated Balance Sheets. Gain or losses on CPs are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying Consolidated Statements of Income. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

15. Tarshop credit card receivables securitization (continued)

Expenses related to the securitization of receivables are expensed as incurred.

For the years ended June 30, 2009 and 2008, Tarshop has recorded a loss of Ps. 46.0 million and Ps. 1.3 million in retained interest in securitizations. The loss for fiscal year 2009 was generated by an increase in uncollectibility in securitized accounts receivables and an increase in variable interest rate on TDFs paid by the trusts as a consequence of local financial context conditions described in Note 17.

As of June 30, 2009 the Company has twenty seven securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 1,491.2 million of its customer credit card receivable balances to Trusts in exchange for Ps. 1,251.8 million in cash proceeds, Ps. 70.4 million variable rate interest TDFs, and Ps. 169.0 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 55.0 million TDFs which pay a variable interest rate with a floor of 11.5%, Ps. 247.5 million TDFs which pay variable interest rate with a floor of 12.5%, Ps. 107.6 million TDFs which pay a variable interest rate with a floor of 13%, Ps. 109.7 million TDFs which pay a variable interest rate with a floor of 14.5%, Ps. 72.5 million TDFs which pay a variable interest rate with a floor of 15%, Ps. 213.9 million TDFs which pay a variable interest rate with a floor of 16%, Ps. 207.6 million TDFs which pay a variable interest rate with a floor of 17%, Ps. 73.1 million TDFs which pay a variable interest rate with a floor of 17.5%, Ps. 11.0 million TDFs which pay a variable interest rate with a floor of 18% and Ps. 135.9 million TDFs which pay a variable interest rate with a floor of 23%. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts have established cash reserves amounting to Ps. 7.8 million.

16. Income tax and MPIT

The Company accounts for income taxes using the deferred tax method where by deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2009, 2008 and 2007 consists of the following:

	2009		2008		2007
Current income and MPIT expense	Ps.	(75,693)	Ps.	114,480	Ps.	49,751
Deferred income tax expense		(4,641)		(36,368)		37,788

(Loss) income and MPIT expense	Ps.	(80,334)	Ps.	78,112	Ps.	87,539

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

16. Income tax and MPIT (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2009 and 2008 are presented below:

	Balances as of beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Cash equivalents	Ps.	294	Ps.	(510)	Ps.	(216)
Investments		53,567		(17,909)		35,658
Accounts receivable		9,180		5,663		14,843
Other receivables and prepaid expenses		760		3,062		3,822
Inventory		(7,631)		66		(7,565)
Fixed assets		(42,804)		(55,852)		(98,656)
Intangible assets		(154)		(5,005)		(5,159)
Trade accounts payable		—		(92)		(92)
Advances from customers		—		32,695		32,695
Short-term and long-term debt		(1,684)		(1,178)		(2,862)
Salaries and social security		996		1,013		2,009
Other liabilities		9,786		(2,020)		7,766
Provisions		3,648		(953)		2,695
Tax loss carryforwards (i)		22,695		44,410		67,105
Valuation allowance		(9,663)		(8,031)		(17,694)

Net deferred income tax (liability) asset	Ps.	38,990	Ps.	(4,641)	Ps.	34,349

(i)	As of June 30, 2009, the Company and its subsidiaries had accumulated tax loss carryforwards of Ps. 160,189, which expire at various dates through 2013.

Income tax expense for the years ended June 30, 2009, 2008 and 2007 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2009		2008		2007
Pretax income	Ps.	213,624	Ps.	160,887	Ps.	227,085
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		74,768		56,310		79,480
Non-deductible expenses		3,271		22,816		5,888
Gain on equity investees		(21,540)		4,623		(14,009)
Change in valuation allowance		8,031		(9,645)		(32,019)
Inflation adjustment		25,774		6,352		35,449
Others, net		(9,970)		(2,344)		12,750

Income and MPIT expense	Ps.	80,334	Ps.	78,112	Ps.	87,539

Resolution CD 93/2005, issued by the CPCECABA, provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company elected to continue treating differences as permanent. Should the inflation adjustment be treated as a temporary difference for deferred income tax purposes, the shareholders´ equity as of June 30, 2009 would have decreased approximately Ps. 136.2 million with a corresponding effect of Ps. 19.2 million and Ps. 155.4 million in the Consolidated Statement of Income of the year ended June 30, 2009 and retained earnings, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

17. Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all years presented:

	Year ended June 30,
	2009		2008		2007
Numerator:
Net income available to common shareholders	Ps.	158,635	Ps.	54,875	Ps.	107,097
Plus: income impact of assumed conversions:
Interest expense on convertible debt		—		—		6,174
Foreign currency exchange loss on convertible debt		—		—		38

Net income available to common shareholders plus assumed conversions	Ps.	158,635	Ps.	54,875	Ps.	113,309

Denominator:
Weighted-average number of shares outstanding	Ps.	578,676	Ps.	549,277	Ps.	444,904
Plus: incremental shares of assumed conversions:
Convertible debt and warrants		—		—		113,690

Adjusted weighted-average number of shares	Ps.	578,676	Ps.	549,277	Ps.	558,594

Basic and diluted EPS:
Basic EPS	Ps.	0.27	Ps.	0.10	Ps.	0.24
Diluted EPS	Ps.	0.27	Ps.	0.10	Ps.	0.20

18. Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2009	2008	2007
Cash and banks	66,562	161,748	218,356
Current investments	335,234	383,444	638,351

Total cash and banks and current investments as per balance sheet	401,796	545,192	856,707
Less: Items not considered cash and cash equivalents
- Retained interests in securitized receivables	126,033	45,683	22,104
- Mutual funds	36,787	61,099	115,776
- Shares of public companies	21,603	—	—
- TDFs	16,490	2,243	—
- Government bonds	14,143	21,429	6,620
- Mortgage bonds issued by BHSA.	798	1,286	2,073
- Retained interest in securitized mortgage receivables	—	—	106
- U. S. Treasury Bonds	—	24,448	—
- Other investments	—	—	1,505

Cash and cash equivalents as shown in the consolidated statement of cash flows	185,942	389,004	708,523

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

19. Shopping Neuquén S.A.

APSA’s subsidiary, Shopping Neuquén S.A.’s sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where APSA intends to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (“Municipality”) and with the Province of Neuquén (“Province”) (“the Agreement”) by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center would be built. The Agreement was subject to two conditions, both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality, and (ii) the approval by the Municipality of Neuquén of the new project and extension of the environmental impact study.

The Agreement effectively closed the administrative case brought against Shopping Neuquén S.A. by the Municipality. The only item pending is the determination of legal counsel fees to be borne by Shopping Neuquén S.A. These fees were provided for and included under provisions (see Note 4.o.).

According to the terms of the Agreement, Shopping Neuquén S.A. submitted the corresponding project plans within the required timeframe of 150 days as from approval date due February 17, 2008. The plans were observed by the Municipality. Shopping Neuquén S.A. requested an extension to the term to submit a revised plan.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality agreed on a revised project to consider certain road access plans and to modify general terms as necessary (“the New Agreement”). The revised plan is to be submitted within 90 days from the signing date of the New Agreement. As a subsequent event, on October 19,2009, such presentation was completed. Upon submission, the Municipality will have 30 days for comment. Works will have to commence within 90 days as from the registration date of the new plan. The construction of the shopping center and the hypermarket will have to be completed within 22 months as from commencement of the works. The Municipality has the right to revoke the New Agreement and initiate actions in case of breach of contract by Shopping Neuquén S.A.

On June 18, 2009, Shopping Neuquén S.A. sold to an unrelated third party a 4,332 square meter plot of land located in the vicinity of the land where the shopping center will be constructed. The sale price amounted to US$ 0.1 million.

20. Llao Llao Resorts S.A.

LLao Llao Holdings S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts (“LLR”), as operator of the Llao Llao Hotel was sued in 1997 by the National Parks Administration (“NPA”), a governmental entity, seeking collection of US$ 2.9 million in Argentine External Debt Bonds (“EDB”) relating to the unpaid balance of the additional sales price. The Court of First Instance sustained the demand. The Company appealed the sentence but it was rejected by the Court of Appeals which demanded the Company to pay NPA an amount of US$ 3.8 million including interest, penalties and attorney’s fees. The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

20. Llao Llao Resorts S.A. (continued)

On July 14, 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the appeal against and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps. 10,223 as of June 30, 2009, such amount being recorded in Other current liabilities – Payables to Nationals Parks Administration.

21. BHSA exposure to public sector

As discussed in Note 3.c., the Company has a 21.34% (without considering treasury shares) equity interest in BHSA.

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

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,531. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

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

As of June 30, 2009 and 2008, BHSA has an aggregate asset receivable position with the non-financial public sector amounting to Ps. 2,884,542 and Ps. 2,687,281, respectively. Since the year ended June 30, 2008, a BCRA rule established that the total exposure of any bank to the non-financial public sector must not be higher than 35% of the total bank’s assets measured as of the last day of the last month prior to measurement date. BHSA was in compliance with these limits for all years presented aggregating 24.5% and 26% as of June 30, 2009 and 2008, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

22. Hoteles Argentinos mortgage loan

On January 5, 2001, the Extraordinary Shareholders Meeting of Hoteles Argentinos (HASA), subsidiary of the Company, entered into a long-term mortgage loan (the “Mortgage Loan”) with Bank Boston N.A. for US$ 12,000, the proceeds of which were used to refinance existing debt. The loan was payable in 19 quarterly installments of US$ 300 each and a final payment of US$ 6,300 at maturity in January 2006. Following the crisis in Argentina, HASA defaulted on the loan after January 26, 2002. In March 2004, Bank Boston N.A. notified HASA of the loan assignment in favor of Marathon Master Fund Ltd. (“MMF”). In December 2004, the Company repurchased the loan from MMF and subsequently, in March 2005, sold the loan to Credit Suisse International (CSI). In April 2006, HASA and CSI entered into an agreement to revise the terms of the Mortgage Loan (the “Revised Mortgage Loan”). Under the Revised Mortgage Loan, HASA paid US$ 2,000 as a partial payment. The remaining principal balance is payable as follows: US$ 213 on March 15, 2008; US$ 225 on September 15, 2008; US$ 239 on March 15, 2009; US$ 253 on September 15, 2009 and US$ 5,070 on March 15, 2010. Interest is payable semi-annually in arrears at a rate of six-month LIBO plus 7%. As part of the restructuring of the debt, a deed was signed between the Company and HASA’s creditor, CSI, for the 80% of the value of the reorganized debt where the Company guarantees the fulfillment of HASA’s debt. As a reward for the guarantee, the Company charges an interest at 6-month LIBOR plus 450 basis points. As of the date of these Consolidated Financial Statements four installments were paid. Also, as of the date of these Consolidated Financial Statements the Company had made a deposit of US$ 1.2 million as guarantee of the obligation mentioned above.

23. Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company’s contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager receives the Company’s contributions only if he or she has participated in the Plan for at least 5 years.

Security charges of the Company amounted Ps. 2,657 and Ps. 2,239 for the fiscal years ended June 30, 2009 and 2008.

24. Financing and occupation agreement with NAI Internacional II, INC.

As discussed in Note 2.g.C.5., APSA acquired Empalme in December, 2006. Prior to APSA´s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Cordoba Shopping for up to US$ 8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997, renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loan balances remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

24. Financing and occupation agreement with NAI Internacional II, INC. (continued)

Principal owed as of June 30, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances—Lease and pass-through expenses advances for Ps. 18.2 million.

25. Compliance with currently applicable environmental rules and regulations.

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

26. Acquisition of Company´s shares by Cresud S.A.C.I.F. y A.

During the year ended June 30, 2009, Cresud S.A.C.I.F. y A. (“Cresud”, a Company’s shareholder) acquired additional shares of the Company. Consequently, Cresud’s equity interest in the Company amounts approximately to 55.64%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution 21.

27. Financial and capital markets situation

As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market prices showed a significant decline worldwide together with an evident economic slowdown. In recent months, worldwide markets have experienced some signs of recovery. However, there can be no assurance as to the timing and extent of recovery of the international capital markets and its impact on the market value of financial instruments, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. In line with international trends, the values of financial instruments, including instruments issued by the Argentine Government, recently started to recover.

Since the beginning of the crisis, management has closely evaluated and monitored the effects of the liquidity crisis to take all corrective actions as necessary aimed at protecting the net equity of the Company.

During the worst crisis months, the Company experienced declines in its stock price. Recently, its stock price recovered. Management believes that the declines were reflective of the increased risk perception in the market and were not related to the business fundamentals and operating performance of the Company.

The stability of the Company’s shopping center, office and other rental properties tenants, measured by the levels of occupancy as well as the delinquency or uncollectibility rates, as well as the market value of the Company’s properties has not been significantly affected by the credit crisis.

Notwithstanding the above, for the year ended June 30, 2009, the Company recorded negative working capital of Ps. 83.0 million. Moreover, cash flows from operations decreased Ps. 20.6 million as compared on a year-to-year basis. These indicators were mainly affected by the performance of the consumer financing business segment, as further described below.

All other segments of the Company remained positive as shown in Note 6.

The consumer financing business segment was significantly affected by the credit crisis. This segment includes the origination of consumer loans and credit card receivables and securitization activities. Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by APSA’s shopping centers, hypermarkets and street stores, and financing and lending activities through APSA’s subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Financial and capital markets situation (continued)

Due to the credit crisis and other conditions which worsened as from September 30, 2008, some customers experienced delays in payments increasing uncollectibility and delinquency rates. Tarshop monitored and evaluated all available evidence and increased the level of the allowance for doubtful accounts from Ps. 66.4 million as of June 30, 2008 to Ps. 79.1 million as of June 30, 2009. However, in light with the gradual recovery of the markets, uncollectability and delinquency rates slightly improved for the three months period ended September 30, 2009. However, there can be no assurance that this trend will continue. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates and will adjust the reserves and take corrective actions as necessary.

For the year ended June 30, 2009, the consumer financing segment contributed a net loss of Ps. 48.6 million to the consolidated results of operations of the Company, as compared to Ps. 8.5 million loss for the year ended June 30, 2008. However, for the three months period ended September 30, 2009, the consumer financing segment generated a net gain based mainly on the recovery of delinquency rates and decrease of variable interest rates of retained interests in securitized receivables.

As part of APSA´s protective and corrective measures, APSA took certain actions to enhance Tarshop´s capital base. Accordingly, the APSA contributed Ps. 165 million in additional financial support and increased its equity interest in Tarshop from 80% to 93.4% (98.6% effective interest) as of June 30, 2009.

In addition, the Tarshop took other actions, as appropriate, from streamlining operations to closing redundant stores to revising and making credit criteria more stringent reducing its total loan portfolio (including the securitized fraction) from Ps. 934.9 million as of June 30, 2008 to Ps. 612.5 million as of June 30, 2009. Some of these measures were (i) structure redesigning of distribution channels, (ii) changes in cash loans and financing plans at stores and (iii) renegotiation of terms and conditions with member stores.

The securitization market remains open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 147.0 million and Ps. 7.8 million escrow reserves for losses.

Due to the factors mentioned above, as of June 30, 2009, the Tarshop recorded allowance for impairment of CPs of Ps. 12.1 million to the retained interests to reflect current fair value. For the three months period ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary. Tarshop is closely monitoring the values of the retained interests and will adjust them as necessary.

On the other hand, as discussed in Note 2.g.A.2, the Company increased its equity investment in Banco Hipotecario from 11.76% as of June 30, 2008 to 21.34% (without considering treasury shares) as of June 30, 2009.

Banco Hipotecario recorded losses of Ps. 28.4 million and Ps. 91.0 million for the years ended June 30, 2009 and 2008, respectively. The losses for the years ended June 30, 2009 and 2008 were primarily due to the decline in the market value of the Argentine government bonds held in the bank´s portfolio. In spite of these losses, Banco Hipotecario remained well-capitalized in compliance with regulatory guidelines.

However, Banco Hipotecario recorded a net gain of Ps. 253.6 million for the three months period ended September 30, 2009, reflecting the gradual recovery of market value of financial instruments, mainly Argentine government bonds.

Moreover, Banco Hipotecario has also experienced a significant decline in its stock price since the credit crisis although it started to recover value in recent months. Management believes that this decline was not reflective of the current operating performance of the bank.

In its evaluation process, the Company considered several factors including, but not limited to, the following (1) the reasons for the decline in value (whether it is credit event, interest or market related); (2) the Company’s ability and intent to hold the equity investment for a sufficient period of time to allow for recovery of value; (3) whether the decline is substantial for the Company; (4) the historical and anticipated duration of the events causing the decline in value and (5) the major fundamentals underlying of the Company’s business.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Financial and capital markets situation (continued)

The evaluation of other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. As of the date of these Consolidated Financial Statements, management believes that these declines are temporary and will continue to monitor market conditions and determine if any impairment to the carrying value of the investment is necessary.

28. Subsequent events

The Company has evaluated subsequent events through the time that it filed these Consolidated Financial Statements in the annual report on Form 20-F with the SEC on December 30, 2009:

1.	Acquisition of Hersha Hospitality Trust (“Hersha”)

In August 2009, the Company, through a wholly-owned entity, Real Estate Investment Group LP, a company incorporated under the laws of Bermudas (REIG) acquired a 10.4% equity interest in Hersha for US$ 14.3 million. Under the purchase agreement, REIG was granted an option to acquire an additional equity interest in Hersha at a fixed price of US$ 3 per share. The option expires on August 2014. IRSA´s President and Chief Executive Officer was appointed as a member of Hersha´s board of directors.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

2.	Acquisition of shares of Banco Hipotecario S.A.

In September 2009, the Company, through its wholly-owned subsidiary, Tyrus, acquired an additional 2.7% of Banco Hipotecario S.A. (“BHSA”), for a total amount of US$ 10.0 million. The Company acted as guarantor for this transaction. Additionally, during December 2009, many wholly-owned subsidiaries, acquired an additional 2.8% of BHSA for a total amount of US$ 15.0 million. Consequently, the Company´s equity interest in BHSA arises to 26.86% (without considering treasury shares).

3.	IRSA’s Shareholders’ Meeting held on October 29, 2009

The Shareholders’ Meeting approved the following items:

•	Appropriate a cash-only dividend of Ps. 31,727

•	Increase in the Global Program for the Issuance of Negotiable Obligations (Note 10) for a further US$ 200,000

•	Creation of a Global Program of Short-Term Debt Securities in the form of a simple, secured negotiable obligations, for a maximum outstanding amount of US$ 50,000

•	Payment of a bonus to the Company’s management for up to 1% of the Company’s outstanding capital stock.

4.	Meeting of APSA’S Shareholders

The Shareholders’ meeting held on October 29, 2009 approved the following items:

•

Extension of the amount of the current Global Program of Non-Convertible Notes for up to a further US$ 200 million. The Board of Directors has the authority to establish the specific conditions of the issuance within the limits established by the shareholders´ meeting.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

28. Subsequent events (continued)

4.	Meeting of APSA’S Shareholders (continued)

•

Creation of a global program for the issuance of securities representing short-term debt (“VCP”) in the form of simple corporate bonds not convertible into shares denominated in Argentine Pesos, US dollars or any other currency, with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time not to exceed the equivalent in Argentine Pesos of US$ 50 million. The Board of Directors has the authority to establish the specific conditions of the issuance within the limits established by the shareholders´ meeting.

•

Absorption of the net loss for the fiscal year ended June 30, 2009, by means of amounts in optional reserve accounts and the distribution of a dividend exclusively in cash for up to the amount of Ps. 56 million, empowering the Board of Directors to make it available within 30 days after holding the Shareholder´s Meeting.

•	Payment of a bonus to the Company´s management for up to 1% of the Company´s outstanding capital stock.

5.	Issuance of Class III and Class IV Notes , by APSA

On November 10, 2009, APSA issued two classes of Non-Convertible Notes for a total amount of Ps. 80.8 million under the Global Program of Non-Convertible Notes for up to US$ 200 million.

Class III Notes were issued for Ps. 55.8 million due May 2011. Class III Notes bear interest at a variable Badlar Private rate plus 3% and is payable quarterly. Principal is repaid at maturity on May 2011.

Class IV Notes were issued for US$ 6.6 million (equivalent to Ps. 25 million at the time of issuance) due May 2011. Class IV Notes bear fixed interest rate in United States Dollars at 6.75% and is payable quarterly. Principal is repaid at maturity on May 2011.

6.	Sale of “Costeros Dique II”

On November 23, 2009, the Company sold to Fideicomiso de Administración Costeros, the building denominated “Costeros Dique II A y B”, located at Olga Cossenttini Street 1553, south Buenos Aires City. The total price of the operation that was fully paid by the purchaser amounted to USD 18.0 million.

7.	Purchase of Catalinas Plot of land

In December 2009, we signed a purchase agreement in connection with the auction of a plot of land located in “Catalinas Norte”, City of Buenos Aires, totaling a surface of 3,648.54 square meters. The total amount for the transaction was fixed in Ps. 95 million. Ps. 19 million were paid upon the signature of the agreement and the outstanding balance of Ps. 76 million will be paid upon the execution of the deed of the plot in May 2010.

8.	Sale of Tarshop shares

On December 29, 2009 our subsidiary APSA executed a stock purchase agreement with Banco Hipotecario pursuant to which APSA sold shares representing 80% of the capital stock of its subsidiary Tarshop to Banco Hipotecario. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, with a nominal value of 1 Peso per share. Each of these shares is entitled to one vote.

The sale price is US$ 26.8 million, and APSA will grant to Banco Hipotecario the contractual indemnities that are usual in this type of transaction. The first installment of the purchase price, in the amount of US$ 5.4 million, was paid on December 29, 2009 and the remaining balance of US$21.4 million will be paid five business days after the date on which the Central Bank of Argentina notifies the parties of its approval of the transaction.

In compliance with the regulations of the Argentine Securities Commission (CNV) and currently applicable statutory provisions, APSA’s Audit Committee had been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length. In this context and based on the independent valuation of a third-party firm of the market value of Tarshop’s total share capital, APSA’s Audit Committee concluded that the value agreed in the mentioned transaction is consistent with the value that could be agreed in the market between independent parties. It must be noted that the transaction herein discussed is still subject to the authorization of the Central Bank of Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP

The Company’s Consolidated Financial Statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and the Regulation S-X of the SEC.

As discussed in Note 2.c., in order to comply with the regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March 1 to September 30, 2003, such a departure did not have a material effect on the Consolidated Financial Statements.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of net income:

	Year ended June 30,
	2009		2008		2007

Net income under Argentine GAAP	Ps.	158,635	Ps.	54,875	Ps.	107,097
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 29.I.(a))		(96,440)		9,979		4,229
Accounting for marketable securities (Note 29.I.(b))		19,774		45,238		(49,105)
Depreciation of fixed assets (Note 29.I.(c))		782		541		541
Pre-operating and organization expenses (Note 29.I.(d))		(11,202)		(1,061)		694
Depreciation and amortization expense (Notes 29.I.(e) and (f.2))		(654)		3,809		6,477
Securitization accounting (Note 29.I.(g))		7,390		4,455		2,101
Present-value accounting (Note 29.I.(h))		13,875		4,661		(87)
Reversal of previously recognized impairment losses (Note 29.I.(i))		9,577		1,572		1,905
Accounting for IRSA Convertible Notes (Note 29.I.(j))		—		(466)		(2,047)
Reversal of loss recognized on troubled debt restructuring (Note 29.I.(k))		—		6,908		3,756
Accounting for real estate barter transactions (Note 29.I.(l))		12,362		17,332		—
Reversal of gain from valuation of inventories at net realizable value (Note 29.I.(m))		10,371		145		(891)
Amortization of fees related to Series II of APSA Non-Convertible Notes (Note 29.I.o)		70		209		—
Software developed or obtained for internal use (Note 29.I.(p))		58		60		5
Accounting for increasing rate debt (Note 29.I.(q))		—		—		203
Reversal of capitalized foreign exchange differences (Note 29.I.(r))		(72,674)		5,786		(432)
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 29.I.(s))		(148)		(132)		(161)
Revenue recognition – deferred commissions (Note 29.I.(t.1))		(4,006)		(3,324)		(2,132)
Revenue recognition – scheduled rent increases (Note 29.I.(t.2))		6,860		5,341		4,554
Deferred revenues – insurance & fees (Note 29.I.(t.3))		(3,377)		(17,122)		(5,330)
Derecognition of Put option (Note 29.I.(u))		(40,334)		—		—
Deferred income tax (Note 29.I.(v))		(26,925)		1,869		48,486
Minority interest (Note 29.I.(w))		22,653		(18,559)		(16,641)

Net income under US GAAP	Ps.	6,647	Ps.	122,116	Ps.	103,222

Earnings per share under US GAAP (Note 29.II.(j)):
Basic net income per common share	Ps.	0.01	Ps.	0.22	Ps.	0.23
Diluted net income per common share	Ps.	0.01	Ps.	0.22	Ps.	0.20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

Reconciliation of shareholders’ equity:

	As of June 30,
	2009		2008

Total shareholders’ equity under Argentine GAAP	Ps.	2,095,662	Ps.	1,924,178
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 29.I.(a))		(202,501)		(54,691)
Depreciation of fixed assets (Note 29.I.(c))		(8,368)		(9,150)
Pre-operating and organization expenses (Note 29.I.(d))		(15,572)		(4,370)
Mortgage payable with no stated interest rate (Note 29.I.(e))		(2,029)		(2,029)
Differences in basis related to purchase accounting (Note 29.I.(f.1))		48,197		48,197
Depreciation and amortization expense (Note 29.I.(e) and (f.2))		20,486		21,140
Securitization accounting (Note 29.I.(g))		—		(653)
Present-value accounting (Note 29.I.(h))		19,176		5,301
Reversal of previously recognized impairment losses (Note 29.I.(i))		(106,086)		(115,663)
Accounting for real estate barter transactions (Note 29.I.(l))		(30,144)		(42,506)
Reversal of gain from valuation of inventories at net realizable value (Note 29.I.(m))		(12,167)		(22,538)
Appraisal revaluation of fixed assets (Note 29.I.(n))		(3,953)		(3,953)
Amortization of fees related to Series II of APSA Non-Convertible Notes (Note 29.I.o)		279		209
Software obtained for internal use (Note 29.I.(p))		(56)		(114)
Reversal of capitalized foreign exchange differences (Note 29.I.(r))		(67,320)		5,354
Debtor’s accounting for a modification of convertible debt instruments (Note 29.I.(s))		650		798
Revenue recognition – Deferred commissions (Note 29.I.(t.1))		(21,897)		(17,891)
Revenue recognition – Scheduled rent increases (Note 29.I.(t.2))		20,008		13,148
Deferred revenues – insurance & fees (Note 29.I.(t.3))		(35,528)		(32,151)
Derecognition of Put option (Note 29.I.(u))		(44,877)		—
Deferred income tax (Note 29.I.(v))		(155,868)		(138,221)
Minority interest (Note 29.I.(w))		90,034		66,469

Shareholders’ equity under US GAAP	Ps.	1,588,126	Ps.	1,640,864

Description of changes in shareholders’ equity under US GAAP:

	For the year ended June 30,
	2009		2008

Shareholders’ equity under US GAAP at the beginning of the year	Ps.	1,640,864	Ps.	1,358,739

Issuance of common stock upon conversion of debt and exercise of warrants		—		113,707
Additional paid-in-capital common stock		—		102,222
Additional paid-in-capital warrants		—		6,660
Unrealized (loss) gain on available-for-sale securities		(13,588)		(27,792)
Unrealized loss on retained interest in securitization programs		(2,733)		(1,830)
Unrealized loss on available-for-sale securities on equity investees		(51,370)		(32,958)
Cumulative translation adjustment		8,306		—
Net income under US GAAP		6,647		122,116

Shareholders’ equity under US GAAP at the end of the year	Ps.	1,588,126	Ps.	1,640,864

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(a) Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As of June 30, 2009, the equity investees of the Company are BHSA, BACSA, Manibil and Metropolitan. As discussed in Note 2.g.A.1., the investment in Metropolitan was valued at zero and a liability was recognized related to the maximum amount committed to fund its operations. The US GAAP adjustments were therefore applied to the financial statements of BHSA, BACSA and Manibil, as appropriate, and relate primarily to: (i) the accounting for the restructuring of its debts, and (ii) the accounting for loans loss reserves for reinstated loans.

In addition, as described in Note 2g.A.2, during fiscal year 2009, the Company acquired additional shares in Banco Hipotecario on the open market for Ps. 107.6 million in cash thereby increasing its equity interest in Banco Hipotecario 11.76% to 21.34%.

Under Argentine GAAP, the acquisition was accounted for under the purchase method of accounting (See Note 3.g.). Many of the assets and liabilities on Banco Hipotecario’s balance sheet are financial assets carried at fair value, or are short-term in nature. For these short-term assets, their carrying value approximates fair value. The fair value of Banco Hipotecario’s net assets exceeded the purchase price. This resulted in negative goodwill. In accordance with Argentine GAAP, non financial assets were written down against the negative goodwill. The remaining negative goodwill after writing down non financial assets was recognized as a gain. Accordingly the company recorded a gain of Ps. 133.0 million as a result of this transaction.

For US GAAP purposes, the company accounted for the purchase of additional shares from third parties in accordance with APB Opinion No. 18, paragraph 19b which requires that the difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary. The difference at the date of purchasing the additional shares in Banco Hipotecario between the cost of the investment and underlying equity in net assets was accounted for according to its nature. The Company applied the guidance in SFAS No. 141, paragraph 35 to 47 in assigning this difference. Under US GAAP authoritative literature, the concept of a “bargain purchase” (the purchase price was substantially lower than the fair value of the underlying net assets) does not apply to an equity method investment since the investor does not control the underlying assets of the investee and therefore would not be able to realize the gain by selling the underlying assets of the investee to unlock this gain. Accordingly, the US GAAP adjustment for 2009 represents the reversal of the gain recognized under Argentine GAAP. Under US GAAP, the gain is deferred and will be recognized upon consolidation or selling of shares of Banco Hipotecario.

The impact of the US GAAP adjustments to the financial statements of equity investees prepared under Argentine GAAP were a loss of Ps. 96.4 million, a gain of Ps. 10.0 million and a gain of Ps. 4.2 million for the years ended June 30, 2009, 2008 and 2007, respectively, net of Ps. (51.4) million, Ps. (33.0) million and Ps. 16.3 million of other comprehensive income adjustments for the years ended June 30, 2009, 2008 and 2007 (See Note 29.II.(o))

(b) Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds, shares of public companies, government and mortgage bonds are carried at fair value, with unrealized gains and losses included in the statement of income.

Under US GAAP, the Company has classified all of these investments as available-for-sale and carried them at fair value with unrealized gains and losses, if any, included in stockholders’ equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). The Company’s investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(b) Accounting for marketable securities (continued)

During the years ended June 30, 2009, 2008 and 2007, proceeds from the sale of available-for-sale securities were Ps. 974.3 million, Ps. 4,455.9 million and Ps. 1,307.7 million, respectively. Gross realized gain was Ps. 19.7 million, Ps. 19.3 million and Ps. 8.8 million for the years ended June 30, 2009, 2008 and 2007, respectively.

Unrealized gains and losses determined to be temporary are recorded as other comprehensive income, net of related deferred taxes, until realized. Unrealized losses determined to be other than temporary are recognized in the period the determination is made. As of the date of these Consolidated Financial Statements, the Company has not determined any unrealized losses to be other than temporary.

On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP 115-2). FSP 115-2 established a new method of recognizing and reporting other-than-temporary impairments of debt securities. Prior to the issuance of FSP 115-2, impairments of investments in debt and equity securities classified as available-for-sale or held-to-maturity were evaluated on the basis of whether an entity could assert the ability and intent to hold the investment until a recovery of fair value (which for debt securities may have been maturity). If an entity was unable to make such an assertion, the investment was considered to be other-than-temporarily impaired and the costs basis of the security was written down to current fair value, with the write-down recognized currently in earnings. Also, regardless of intent, if it was probable that an investor would be unable to collect all amounts due according to the contractual terms of a debt security, the investment was considered to be other-than-temporarily impaired and the cost basis of the security was written down to current fair value, with the write-down recognized currently in earnings. The Company used this guidance for the years ended June 30, 2008 and 2007. No write-downs were recognized for the years then ended.

FSP 115-2 changes existing impairment guidance under SFAS No. 115 in the following significant ways for debt securities. The new framework does not apply to equity securities (i.e., impaired equity securities continue to be evaluated under previously existing guidance).

The most significant changes are:

(i)	The “ability and intend to hold” provision is eliminated and impairment is now considered to be other than temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security´s entire amortized cost basis (even if the entity does not intend to sell);

(ii)	The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other than temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security (any such shortfall is referred to in FSP 115-2 as a “credit loss”);

(iii)	If an entity intends to sell an impaired debt security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the impairment is other than temporary and should be recognized currently in earnings in an amount equal to the entire difference between fair value and amortized cost;

(iv)	If a credit loss exists, but an equity does not intend to sell the impaired debt security and is not more likely than not to be required to sell before recovery, the impairment is other than temporary and should be separated into (i) the estimated amount relating to credit loss, and (ii) the amount relating to all other factors. Only the estimated credit loss amount is recognized currently in earnings, with the remainder of the loss amount recognized in other comprehensive income.

Government bonds were in a continuous unrealized loss portion for over than 12 months as June 30, 2009. The Company evaluated these debt securities following the revised guidance in FSP 115-2 and determined that the securities are other-than-temporarily impaired. Since the Company intends to sell the impaired debt securities before recovery of its amortized cost basis less any current-period credit loss, the impairment was recognized currently in earnings in an amount equal to the entire difference between fair value and amortized cost (Ps. 2.0 million).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(b) Accounting for marketable securities (continued)

The cost and estimated fair values of available for sale securities at June 30, 2009, 2008 and 2007 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain		Gross unrealized Loss
June 30, 2007
Mutual funds	Ps.	496,440	Ps.	502,212	Ps.	5,772	Ps.	—
Dolphin Fund		27,882		96,687		68,805		—
Mortgage bonds		2,069		2,073		4		—
Government bonds		6,311		6,620		309		—

	Ps.	532,702	Ps.	607,592	Ps.	74,890	Ps.	—

June 30, 2008
Mutual funds	Ps.	89,732	Ps.	92,053	Ps.	2,378	Ps.	(57)
Dolphin Fund		27,882		58,070		30,188		—
Mortgage bonds		1,199		1,286		87		—
Government bonds		48,821		45,877		—		(2,944)

	Ps.	167,634	Ps.	197,286	Ps.	32,653	Ps.	(3,001)

June 30, 2009
Mutual funds		110,107		110,794		687		—
Dolphin Fund		22,751		30,217		7,466		—
Shares of public companies		20,061		21,603		1,542		—
Mortgage bonds		615		798		183		—
Government bonds		14,129		14,129		—		—

	Ps.	167,663	Ps.	177,541	Ps.	9,878	Ps.	—

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

(d) Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-operating activities of the Company’s shopping centers, residential projects and expenses incurred in the organization of subsidiaries. These expenses are generally amortized on a straight-line basis over periods ranging from 3 to 5 years commencing upon the opening of the shopping center and/or launching of a project. Under US GAAP, these expenses are charged to expense as incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

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

(f.1) Differences in basis relating to purchase accounting

The equity reconciling item of Ps. 48.2 million relates to various adjustments related to purchase accounting for business combinations which occurred prior to 2005 resulting in a difference between the amounts of goodwill recorded under Argentine GAAP and US GAAP.

In addition, as discussed in Note 3.g, under Argentine GAAP, the Company followed the guidance in RT No. 18 in accounting for business combination. The purchase price was allocated based on the fair value of each component. A portion of the purchase price was allocated to tangible assets considering the value of the property as if it were vacant. In addition, a portion of the purchase price was allocated to below-market leases and in-place leases. No customer relationships were identified as part of the in-place leases. For the acquisitions of Empalme, the remaining 33% interest in Palermo Invest, and Bouchard 551 and Dock del Plata buildings consummated during the year ended June 30, 2007, the sum of the individual fair values of the identifiable tangible and intangible assets exceeded the respective purchase price paid. Under Argentine GAAP, the amount of negative goodwill was fully allocated to reduce the value of intangible assets acquired to zero. The remaining amount of negative goodwill is amortized under the straight-line method over the remaining weighted average useful life at the main tangible assets acquired. Under US GAAP, upon acquisitions of real estate, the Company also assesses the fair value of acquired assets (including land, buildings and improvements, and identified intangibles such as above and below market leases and acquired in-place leases and customer relationships) and acquired liabilities in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS No. 141”), and Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”),, and allocates purchase price based on these assessments. There is no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under US GAAP, when negative goodwill exists, eligible assets (tangible and intangible) are subject to pro rata reduction. Accordingly, under US GAAP, a liability for below-market leases and intangible assets for in-place leases amounting to Ps. 28.6 million and Ps. 23.0 million, respectively, were recognized. The fair value of below market leases was recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis. Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There is no US GAAP adjustment to equity for this item.

The US GAAP adjustment to net income as described in note 29.I.(f.2) represents the net effect of (i) reversing the amortization of the negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on fixed assets under US GAAP, (iii) amortization charges for intangible assets recognized under US GAAP and (iv) amortization of below-market leases.

Also, in 2006, the Company’s subsidiary APSA acquired an additional 2.7% in ERSA. Under Argentine GAAP, the unallocated portion of negative goodwill was amortized over the average remaining useful lives of tangible assets acquired, mainly the shopping center property. Under US GAAP, a pro rata reduction was performed following the guidance in SFAS No. 141. This reduction resulted in lower depreciation charges under US GAAP. Since the amortization of negative goodwill under Argentine GAAP equals the lower depreciation charge of the assets acquired under US GAAP (after pro rata reduction), there is no effect in the US GAAP reconciliation.

As further discussed above, due to certain differences in purchase accounting for acquisitions prior to 2005, goodwill under Argentine GAAP differed from goodwill under US GAAP. In addition, amortization of goodwill under US GAAP ceased effective June 30, 2002. Total goodwill under US GAAP as of adoption of SFAS No. 142 was Ps. 82.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(f.1) Differences in basis relating to purchase accounting (continued)

Subsequent acquisitions through June 30, 2007 did not generate additional goodwill under either US GAAP or Argentine GAAP. For the year ended June 30, 2008 goodwill under US GAAP increased Ps. 10.0 million due to the acquisitions completed during fiscal year 2008 (see Note 2.g. for details)

In accordance with the requirements of SFAS No. 142, the Company does not amortize goodwill. SFAS No. 142 requires the Company to periodically test for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. The Company performs its annual impairment testing as of June 30, using a two-step process that begins with an estimation of the fair values of the reporting units that have goodwill.

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

The Company performed step 1 impairment tests of recorded goodwill as of June 30, 2009 amounting to Ps. 92.1 million. The step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary.

(f.2) Purchase accounting - Amortization and depreciation expense

This reconciling item includes adjustments related to purchase accounting for business combinations which occurred prior to 2005 resulting in a difference between the amounts of goodwill recorded under Argentine GAAP and US GAAP. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP of Ps. 48.2 million gave rise to differences in amortization expense under US GAAP until June 30, 2002. Effective July 1, 2002, the Company adopted SFAS No. 142 and, as such, discontinued amortization of this goodwill as from that date.

In addition, under Argentine GAAP, goodwill is amortized under the straight-line method generating amortization expense of Ps. 12.9 million for the years ended June 30, 2009, 2008 and 2007. Under US GAAP, amortization expense recorded was reversed for all periods presented.

In addition, the differences in the carrying amount of fixed assets, intangible assets and liabilities (below-market leases) acquired between Argentine GAAP and US GAAP and the reversing of the amortization of the negative goodwill recorded under Argentine GAAP as described above gave rise (i) amortization charges for intangible assets recognized under US GAAP, (ii) higher amortization of deferred revenues (below-market leases), (iii) lower (higher) depreciation charges on fixed assets and (iv) reversing the amortization of the negative goodwill recorded under Argentine GAAP, amounting to a net lower effect of Ps. 4.0 million, Ps. 0.8 million and Ps. 2.3 million during fiscal years 2009, 2008 and 2007, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(g) Securitization accounting

The Company enters into ongoing revolving-period securitization programs, through which Tarshop, a majority-owned subsidiary of the Company, transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the accompanying statements of income. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 was issued in September 2000 and replaced, in its entirety, SFAS No. 125. SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. As of June 30, 2008, the Company adopted Statement of Financial Accounting Standard No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (“SFAS No. 156”) that provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of SFAS No. 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. As of June 30, 2009 and 2008, the Company has recorded a servicing liability of Ps. 1.5 million and Ps. 8.2 million. Following SFAS No. 156, the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value.

The retained interests in securitized credit card receivables are treated as an equity security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(g) Securitization accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2009, 2008 and 2007:

	Cost		Estimated Unrealized (loss) gain (i)		Fair value (ii)
Balance at June 30, 2006	Ps.	22,320	Ps.	7,881	Ps.	30,201
Increase in retained interest		39,062		—		39,062
Liquidation of retained interest		(6,725)		—		(6,725)
Unrealized loss		—		589		589

Balance at June 30, 2007	Ps.	54,657	Ps.	8,470	Ps.	63,127
Increase in retained interest		69,134		—		69,134
Liquidation of retained interest		(2,927)		—		(2,927)
Unrealized gain/(loss)		—		(25,334)		(25,334)
Reclassifications of unrealized losses		(16,864)		16,864		—

Balance at June 30, 2008	Ps.	104,000	Ps.	—	Ps.	104,000
Increase in retained interest		99,895		—		99,895
Liquidation of retained interest		(54,182)		—		(54,182)
Change in Unrealized gain/(loss)		—		(21,791)		(21,791)
Reclassification of unrealized losses		(15,054)		15,054		—

Balance at June 30, 2009	Ps.	134,659	Ps.	(6,737)	Ps.	127,922

(i)	Unrealized gains for the years ended June 30, 2006 and 2007 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.
(ii)	Unrealized losses for the year ended June 30, 2008 were included in earnings (losses). Unrealized losses for the year ended June 30, 2009 related to those interests in securitized receivables which were issued up to June 30, 2008 were included in earnings (losses).

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2009 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(5,555)	Ps.	(9,913)

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

The Company’s managed credit card receivables consist of retained interest in credit card receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interest in credit card receivable securitizations on the balance sheet.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(h) Present-value accounting

As indicated in Note 3.i., under Argentine GAAP, certain other tax receivables and liabilities are measured at present-values as of year-end. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

(i) Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed in 2009, 2008 and 2007 amounted to Ps. 1.1 million, Ps. 2.7 million and Ps. 2.6 million, respectively, given rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for the years ended June 30, 2009, 2008 and 2007 amounted to Ps. 4.3 million, Ps. 4.3 million and Ps. 4.4 million, respectively.

In 2009, certain assets were sold. Due to the reversal of previously recognized impairment losses, the cost basis of these assets differed between Argentine GAAP and US GAAP. The US GAAP cost basis of these assets were lower than Argentine GAAP. Consequently, the gain on the sale under US GAAP was higher in Ps. 6.4 million.

Therefore, the US GAAP adjustment represents the net effect of (i) a loss for the reversal of previously recognized impairment losses under Argentine GAAP; (ii) a gain for lower depreciation charges under US GAAP; and (iii) a higher gain on the sale of assets under US GAAP in 2009.

(j) Accounting for IRSA Convertible Notes

In November 2002, the Company issued US$ 100,000 of IRSA Convertible Notes with non-detachable warrants to acquire additional shares of common stock. The IRSA Convertible Notes were convertible, at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder had the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP, no proceeds were allocated to the conversion feature and non-detachable warrants. The IRSA Convertible Notes were fully paid as of June 30, 2008.

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

As a result of applying EITF 00-27, under US GAAP the Company allocated Ps. 36,191 of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23,524 net of income tax). The resulting debt discount was recognized as expense over the term of the IRSA Convertible Notes. Upon conversion, warrants were recognized as additional paid-in capital and any unamortized discount was immediately recognized as interest expense. Total discount amortization recognized during the years ended June 30, 2008 and 2007 totaled Ps. 466 and Ps. 2,047, respectively (included accelerated amortization recognized as a result of conversions made during those years). As IRSA Convertible Notes were denominated in U.S. Dollars, the US GAAP adjustment also include the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange gain (losses) reversed under US GAAP totaled Ps. (3) and Ps. 8 during the years ended June 30, 2008 and 2007, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

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

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with Statement of Financial Accounting Standard No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS No. 15”), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are recorded in earnings.

As discussed in Note 4.j.(iii) the Company fully paid all of the restructured obligations. Therefore the unrealized gain was fully recognized under US GAAP for the year ended June 30, 2008. The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 6.9 million and Ps. 3.8 million for the years ended June 30, 2008 and 2007, respectively. As the Company’s new debt instruments are denominated in US Dollars, the US GAAP adjustment also included the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange gains (losses) recorded under US GAAP were not significant for any of the periods presented.

(l) Accounting for real estate barter transactions

In the ordinary course of business, the Company enters into certain non-monetary transactions with third parties pursuant to which the Company sells parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 2.g. for details of the transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. Under Argentine GAAP, the Company recorded gains of Ps. 2.6 million and Ps. 14.7 million for the years ended June 30, 2009 and June 30, 2008, respectively. No barter transactions were consummated during the year ended June 30, 2007.

Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29 (“SFAS No. 153”). SFAS No. 153 amended APB Opinion No. 29 (Opinion 29), Accounting for Non-monetary Transactions, which was issued in 1973. SFAS No. 153 requires exchanges of non-monetary assets be measured based on the fair value of the assets exchanged and eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The Company applied SFAS No. 153 as from July 1, 2007.

Under SFAS No. 153 the Company determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(l) Accounting for real estate barter transactions (continued)

In certain barter transactions, when the Company does not receive a down payment or receives a down payment which is less than 10% of the sales price. The Company follows the deposit method as prescribed under Statement of Financial Accounting No. 66 “Accounting for Sales of Real Estate”. Under the deposit method the Company does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the liability has been assumed by the buyer. The Company discloses that those items are subject to a sales contract. Therefore, under US GAAP, any gain recognized under Argentine GAAP is reversed.

For the years ended June 30, 2009 and 2008, gains of Ps. 2.6 million and Ps. 14.7 million, respectively, recorded under Argentine GAAP were reversed under US GAAP. However, the US GAAP adjustment reflects the effect of the reversal of the above mentioned gains and the recognition of a gain of Ps. 14.9 million and Ps. 32.0 million, respectively, related to the conclusion of barter transactions originated in prior years for which the related results have been previously recognized for Argentine GAAP purposes.

(m) Reversal of gain from valuation of inventories at net realizable value

Under Argentine GAAP, inventories, for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of year-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. Therefore, the US GAAP adjustment represents the net effect of: (i) reversal of the gains recognized under Argentine GAAP of Ps. 12.1 million, Ps. 2.8 million, and Ps. 20.7 million, for the years ended June 30, 2009, 2008 and 2007, respectively, and (ii) the recognition under US GAAP of previously recognized gains under Argentine GAAP of Ps. 22.5 million, Ps. 2.9 million, and Ps. 19.8 million for the years ended June 30, 2009, 2008 and 2007, respectively, for which deeds of title were signed as of each the respective years.

(n) Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date.

This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore this reserve has been reversed.

(o) Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to Series II of APSA Non Convertible Notes issued in May 2007 are amortized on a straight-line method over the term of the notes (5 years). Under US GAAP, following Statement of Financial Accounting Standard No. 91 (“SFAS No. 91”) such costs are amortized over the same period using the effective interest method.

(p) Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalized certain costs related to software developed as obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The US GAAP adjustment for the year 2009, 2008 and 2007 represents the effect net of (i) expensing such costs as incurred and (ii) reversal of depreciation on costs capitalized under Argentine GAAP and expensed under US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(q) Accounting for increasing rate debt

The syndicated loan accrued interest at a fixed rate of 7.875% per annum during the first year and “Encuesta” variable rate plus 3% thereafter. The outstanding balance of the syndicated loan was fully paid in April 2007. Under Argentine GAAP, interest was recognized based on the interest rate applicable to each interest period. Under US GAAP, the Company followed the guidance in EITF 86-15, “Increasing Rate Debt”. In EITF 86-15, the Task Force reached a consensus that the borrower’s periodic interest cost should be determined using the interest method based on the estimated outstanding term of the debt. This loan was paid April 5, 2007.

(r) Reversal of capitalized foreign exchange differences

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2009, 2008 and 2007 related to the PAMSA and Horizons project. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP for the years ended June 30, 2009, 2008 and 2007 for an amount of Ps. 72.7 million, Ps. 5.8 million and Ps. 0.4 million, respectively.

(s) Debtor’s accounting for a modification of APSA convertible debt instruments

As indicated in Note 4.j.(iv), in August 2002 the Company’s subsidiary APSA issued US$ 50,000 of Convertible Notes (the “APSA Convertible Notes) . Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Under US GAAP, the Company applied the guidance in Emerging Issues Task Force 98-5 “Accounting for convertible securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”). EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). Under US GAAP, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

As discussed in Note 4.j.(iv), the terms of the APSA Convertible Notes were modified to extend the maturity date through July 19, 2014. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above were met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to Ps. 0.4 million for all the years presented.

(t) Revenue recognition

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(t.2) Scheduled rent increases

Under Argentine GAAP, revenue from “non-cancelable” leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standard No. 13 “Accounting for leases”, (“SFAS No. 13”) and FTB 85-3 and accordingly, recognized escalated rental revenue under the straight-line method over the term of the leases.

In the determination of the US GAAP adjustment, the Company considered the definition of lease term in paragraph 5(f) of SFAS No. 13. All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

Paragraph 5(f) of SFAS No. 13 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

Based on the provisions of paragraph 5(f) of SFAS No. 13, the Company concluded that, even though the lease are cancelable, lessees would incur significant “economic penalties” if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

The Company reached this conclusion based on the factors mentioned in paragraph 5(o) of SFAS No. 13, including (i) the offices and shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

(t.3) Deferred revenues – insurance & fees

Under Argentine GAAP, the Company, accounts for revenues from life and disability insurance and origination fees on an up-front basis. Under US GAAP, life and disability insurance and origination fees are recognized to income on a straight-line basis over the term of the respective receivables.

(u) Derecognition of Put option

In July 2008, the Company acquired a 30% in Metropolitan. This transaction included a put right exercisable through July 2011 to sell 50% of the equity interest acquired for a price equal to the original amount paid plus interest. Under Argentine GAAP, the Company recorded the put option at fair value and adjusted it on a monthly basis with fair value increases or decreases against income. The fair value of the put option as of June 30, 2009 amounted to Ps. 44.9 million in its balance sheet. As described in Note 2.f. due to foreign currency translation procedures a cumulative translation adjustment (“CTA”) of Ps. 4.5 million was also generated for the recognition of the put option. Under US GAAP, the Company determined that the terms of the put option did not meet the definition of a derivative financial instrument. Accordingly, the value of the put option was derecognized under US GAAP.

(v) Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes” (“SFAS No. 109”). However, as discussed in Note 2.c, following CNV Resolutions 485 and 487, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007 — (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(t) Deferred income tax (continued)

Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business, as the future realization of their tax benefits is not considered by management to be more likely than not. Therefore, a valuation allowance of Ps. 5.4 million has been provided, mainly related to the tax loss carry forwards generated by the consumer-financing segment. The legal expiration period for this tax loss carry forwards is five years. In its assessment, the Company has considered the near-term projections of the consumer financing business segment after measures taken by the Company to streamline the operations.

Also, the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of these tax credits to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

However, SFAS No. 109 prescribes more detailed and specific guidance related to the assessment of the need for a valuation allowance. US GAAP requires the weighting of positive and negative evidence in accordance with its objective verifiability. Furthermore, it indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome thereby requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company’s deferred tax asset will be realized, a company’s recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude consideration of future profitability in most instances as being objectively verifiable.

The consumer financing business segment is in a three-year cumulative loss position primarily related to the causes described in Note 27.

Based on the authoritative literature, the losses generated by the consumer financing business are mainly a result of loan loss reserves which would not be considered one time or non-recurring as they are directly related to the business. Furthermore, the long-term projected profitability is more subjective in nature.

Accordingly, under US GAAP, a full valuation allowance has been provided for the net deferred tax assets and tax credits related to tax on minimum presumed income related to the consumer financing business segment and the tax effects on US GAAP adjustments.

(w) Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(x) Adoption of FIN 48, “accounting for uncertainty in income taxes — an interpretation of FASB statement no. 109”

On July 1, 2007, the Company adopted FASB interpretation no. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB statement no. 109” (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

The adoption of FIN 48 did not result in an increase to the net liability for unrecognized tax benefits.

The total amount of unrecognized tax benefits as of the adoption of FIN 48 at July 1, 2007 was not significant. The company classified unrecognized tax benefits not expected to be paid in the next 12 months in other non-current liabilities.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

(a) Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate companies generally do not present a classified balance sheet.

In addition, under Argentine GAAP the Company has classified the net deferred tax asset as of June 30, 2009 amounting to Ps. 34.3 million and the net deferred tax asset as of June 30, 2008 amounting to Ps. 39.0 million, as follows: Ps. 71.3 million and Ps. 70.1 million as of June 30, 2009 and 2008, respectively, as non-current other receivables and prepaid expenses; and Ps. 37.0 million and Ps. 31.1 million as of June 30, 2009 and 2008, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2009 and 2008, Ps. 42.1 million and Ps. 24.2 million, respectively, would have been classified as current assets, and Ps. 124.3 million and Ps. 87.7 million, respectively, would have been classified as non-current assets. As June 30, 2009 and 2008 Ps. 2.8 million and Ps. 2.1 million, respectively, would have been classified as current liabilities and Ps. 129.2 million and Ps. 70.9 million, respectively, would have been classified as non-current liabilities.

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, and in accordance with Accounting Principles Board (“APB”) Opinion No. 21, “Interest on Receivables and Payables”, issue costs should be reported as deferred charges of Ps. 9,655.

As these differences have no effect on net income or on shareholders’ equity, no reconciling items are presented for US GAAP measurement purposes.

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

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the Consolidated Financial Statements. However, Note 30.f shows the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount therefore having no impact in the consolidated costs of the Company. No amount is shown as revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(b) Statement of income classification differences (continued)

Gross vs. net presentation (continued)

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 228.5, Ps. 181.2 and Ps. 134.4 million for the years ended June 30, 2009, 2008 and 2007, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the EITF 01-14 be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 1,449.1 million, Ps. 1,265.4 million and Ps. 873.1 million for the years ended June 30, 2009, 2008 and 2007, respectively.

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

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 294.4 million, Ps. 263.3 million and Ps. 201.3 million for the years ended June 30, 2009, 2008 and 2007, respectively.

(c) Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion of Ps. 349,243 and capitalized costs of issuance of debt of Ps.7,947- See Note 29.II.(a)), as of June 30, 2009, are as follows:

2011	Ps.	53,840
2012		53,688
2013		27,206
Thereafter 2014		917,938

	Ps.	1,052,672

(d) Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

Operating lease information:

Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2009, 2008 and 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(d) Operating leases (continued)

Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2009, 2008 and 2007 were contingent rentals of Ps. 70.9 million, Ps 73.3 million and Ps. 51.9 million, respectively. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 29.I.(t.2). for more information as to how the Company considered this definition.

Minimum future rentals on non-cancelable leases as of June 30, 2009 for each of the five succeeding fiscal years are as follows:

2010	Ps.	345,848
2011		224,771
2012		116,860
2013		48,661
2014		22,024
Thereafter 2015		52,826

	Ps.	810,990

(e) Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

•

Acquisitions: During the year ended June 30, 2009, Cresud acquired additional shares of the Company. Consequently, Cresud’s equity interest in the Company amounts approximately to 55,64%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders.

During this fiscal year, the Company bought Alto Palermo notes (Nominal Value US$ 120 million and due 2017), for US$ 39.6 million in par value at an average US$ 0.46 quoted price. The total amount paid was US$ 19.3 million. This transaction generated Ps. 74,285 income (gain recognized on extinguishment of subsidiary debt).

In addition, the Company acquired Alto Palermo notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average Ps. 0.61 quoted price. The amount paid amounted to US$ 8.2 million. This transaction generated Ps. 18,363 income (gain recognized on extinguishment of subsidiary debt).

During fiscal year 2009, the Company acquired additional shares of Banco Hipotecario for Ps. 107.6 million, out of this total amount, Ps. 25.5 million and Ps. 53.3 million were acquired from IFISA and Dolphin Fund Plc., respectively (see Note 11).

•

Donations: For the years ended June 30, 2009, 2008 and 2007, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps. 4.0 million, Ps.4.8 million and Ps. 2.5 million, respectively. A director and shareholder of the Company is the President of these organizations.

•

Lease agreements: Our principal executive offices are located at Bolívar 108, in the City of Buenos Aires. In the past we subleased a portion of our headquarters from Consultores Assets Management S.A. (formerly Dolphin Fund Management) pursuant to two lease agreements dated June 30, 1997. As of November 25, 2003 Eduardo Elsztain is the owner of 100% of its capital stock. Consultores Assets Management S.A. leased such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our director, and certain of his relatives.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(e) Disclosure of related parties’ transactions (continued)

•

Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open – ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end, with unrealized gains reported in earnings within “Financial results, net” in the accompanying Consolidated Statements of Income.

The Company recognized net (loss) gains of Ps. (12.1) million, Ps. (37.8) million and Ps. 46.8 million for the years ended June 30, 2009, 2008 and 2007 respectively.

•

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

•

Legal services: During the years ended June 30, 2009, 2008 and 2007, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 3.2 million, Ps. 3.8 million and Ps. 3.3 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

(f) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, Statement of Financial Accounting Standard SFAS No. 105 “Disclosure of Information about Financial Instruments with off-balance-sheet Risk and Financial Instruments with Concentration of Credit Risk” (“SFAS No. 105”) requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standard No. 107 , “Disclosures about Fair Value of Financial Instruments” (“SFAS No. 107”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents, accounts receivable, accounts payable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. Statement of Financial Accounting Standard No. 119, “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments” (“SFAS No. 119”) requires reporting entities to disclose certain information for derivative financial instruments. Statement of Financial Accounting Standard No. 133 “Accounting for Derivative Instruments and Hedging Activities”, (“SFAS No. 133”) superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 29.II. (g) for details of concentration of credit risk.

The Company adopted Statement of Financial Accounting Standard No. 157 “Fair Value Measurements” (“SFAS No. 157”) in the fiscal year ended June 30, 2009. In SFAS No. 157, three levels of input are used to measure fair value, are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(f) Disclosure about fair value of financial instruments (continued)

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities.

Level 3: Unobservable inputs for assets or liabilities.

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

The following table summarizes the fair values of the assets and liabilities measured at fair value on recurring basis as of June 30, 2009:

	Level 1	Level 2	Level 3	Total
ASSETS
Cash and Banks	65,562	—	—	65,562
Other Investment, net (i)	177,555	—	—	177,555
Other Investment, net (ii)	—	—	127,922	127,922

Total	243,117		127,922	371,039

	Level 1	Level 2	Level 3	Total
LIABILITIES
Other liabilities (iii)	—	243	—	243

Total	—	243	—	243

(i)	Includes mutual funds, mortgage bonds issued by Banco Hipotecario S.A., shares from public companies and government bonds.
(ii)	Corresponds to retained interests in securitized receivables.
(iii)	Corresponds to derivative financial instruments.

The following is a description of the valuation methodologies used for the assets and liabilities measured at fair value, key inputs and significant assumptions:

Cash equivalents: Cash equivalents represent highly liquid investments with original maturities of three months or less. Generally, quoted market prices are used to determine the fair value of these instruments.

Marketable securities: Marketable securities and other securities investments include debt securities and equity securities. The Company uses quoted market prices for identical or similar assets or liabilities to measure fair value.

Derivative financial instruments: The Company estimates the fair value of derivative financial instruments using industry-standard valuation models that requires observable inputs including interest rates and foreign exchange rates, and the contractual terms. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. The Company’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(f) Disclosure about fair value of financial instruments (continued)

Retained interest in securitized receivables: Investments classified as Level 3 include retained interests in securitized financial receivables, which are measured at fair value using assumptions such as interest rate, projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions, contractual interest paid to third-party investors and other factors.

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended June 30, 2009:

Retained interest in securitized receivables
Balance at beginning of year
Total gains and (losses)	104,000
Insurance of retained interest in securities	99,895
Liquidation of retained interest in securitization	(54,182)
Total gains and losses
Included in earnings	(15,054)
Included in other comprehensive income	(6,737)

Balance at end of year	127,922

The following is a description of the valuation methodologies used for the assets and liabilities not measured at fair value, key inputs and significant assumptions:

Mortgages and leases receivable, net: The carrying value of mortgages and lease receivables reported in the consolidated balance sheet approximates its estimated fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable: The carrying amounts of accounts and notes payable reported in the consolidated balance sheets approximate their fair value.

Short-term debt: The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value due to its short-term nature.

Long-term debt (includes current portion of the non-current item): As of June 30, 2009 and 2008, except for the Non-Convertible Notes of APSA and IRSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible and Non-Convertible Notes was Ps. 550.2 million and Ps 616.1 million at June 30, 2009 and 2008, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Notes (see Note 10) was Ps. 410.1 million and Ps. 341.7 million at June 30, 2009 and 2008, respectively and was determined based on quoted market prices of the notes.

Other receivables and other liabilities: The carrying amounts of other receivables and other liabilities reported in the consolidated balance sheets approximate fair value.

Seller financings: The fair value of the seller financings is estimated based on discounted cash flows using rates offered to the Company for debt of the same remaining maturities. The carrying value approximates fair value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(g) Additional disclosures about derivative financial instruments

FASB issued Statement of Financial Accounting Standard No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”), to enhance the current disclosure framework in SFAS No. 133. SFAS No. 161 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of “(1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (3) how derivative instruments affect an entity’s financial position, financial performance, and cash flows.”

The Company adopted SFAS No. 161 in the fiscal year ended June 30, 2009. The Company employs derivative financial instruments, including foreign exchange forward contracts, to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not use derivatives for speculation or trading

Undesignated derivative financial instruments

The Company uses foreign exchange forward contracts, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which the Company is unable or has elected not to apply hedge accounting.

Fair value and gains or losses on derivative financial instruments

The following table summarizes the fair values of derivative financial instruments at June 30, 2009 and 2008:

Derivatives not designated as hedging instruments under SFAS No. 133
Fair Value of Derivative Instruments
	Liability Derivatives
As of June 30	2009			2008
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
Foreign exchange contracts	Other liabilities (Note 4.l)		243	Other liabilities (Note 4.l)		4,600

Total		Ps.	243		Ps.	4,600

The notional amounts are summarized in Note 14.

The following table summarizes the gains and losses on derivative financial instruments reported in the Consolidated Statement of Income for the year ended June 30, 2009 and 2008:

Derivatives not designated as hedging instruments under statement 133	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Years ended June 30,
		2009		2008
Foreign exchange contracts	Financial results, net (Note 8)		9,436		(4,100)

		Ps.	9,436	Ps.	(4,100)

The derivatives entered into by the Company do not contain credit risk related contingent features.

The Company executed derivative financial instruments with Cresud S.A.C.I.F. y A., its controlling shareholder, and all of these contracts are denominated in U.S. dollars. Derivative financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations and elements of credit risk in the event the counterparty should default. In the unlikely event the counterparty fails to meet the contractual terms of a foreign currency instrument, the Company’s risk is limited to the fair value of the instrument.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(h) Credit risk

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

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s indirect subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Although uncollectibility rates increased during the year ended June 30, 2009, the rise was significantly lower than the one experienced last year and the upward trend has later reversed. As of June 30, 2009, the allowance for doubtful accounts increased Ps. 12.6 million, or 19.0 % compared to June 30, 2008. On the other hand, as of September 30, 2009 the allowance for doubtful accounts decreased as compared to June 30, 2009, reflecting current economic recovery and its impact on consumers and card holders. Despite the ongoing improvement in this regard, the Company remains closely monitoring the evolution of delays, delinquency and uncollectibility rates.

As discussed in Note 15, as of June 30, 2009, Tarshop sold receivables aggregating Ps. 1,491.2 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 147.0 million and Ps. 7.8 million escrow reserves for losses. Due to the factors mentioned above, the Company has recorded an other-than-temporary impairment of Ps. 15.1 million to the CPs to reflect current fair value. For the three months ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary.

(i) Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The key changes to current practice are (1) the definition of fair value, which focuses on an exit price rather than an entry price; (2) the methods used to measure fair value, such as emphasis that fair value is a market-based measurement, not an entity-specific measurement, as well as the inclusion of an adjustment for risk, restrictions and credit standing and (3) the expanded disclosures about fair value measurements. This statement does not require any new fair value measurements. The Company adopted SFAS 157 for its fiscal year ended June 30, 2009. The adoption of this standard did not have a significant impact on the Company’s financial position or results of operations. The required disclosures are included in Note 29 II.(g) to these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

The FASB has issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” which defers the provisions of SFAS 157 relating to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Consequently, SFAS No. 157 will be effective for the Company’s year ended June 30, 2010 as it relates to non-financial assets and liabilities. The Company has not finalized the assessment of SFAS 157 as it relates to the non-financial assets and liabilities. The Company expects the adoption of the deferral provisions of the standard will not have a material impact on the Company’s financial position or results of operations, although it may result in additional disclosures.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” to clarify the provisions of SFAS 157 relating to valuing a financial asset when the market for that asset is not active. The Company adopted FSP FAS 157-3 for its fiscal year ended June 30, 2009. The adoption of this guidance did not have a significant impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company has elected not to measure any of its current eligible financial assets or liabilities at fair value upon adoption of SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations.” SFAS 141R expands the original guidance’s definition of a business. It broadens the fair value measurement and recognition to all assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS 141R requires expanded disclosures to improve the ability to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore SFAS 141R will be effective for the Company for business combinations made on or after July 1, 2009, i.e. its fiscal year ended June 30, 2010. The Company expects the adoption of SFAS 141R to have a material effect on the accounting for its acquisitions of businesses and properties completed after June 30, 2009.

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS 160 requires that a non-controlling interest in an unconsolidated entity be reported as equity and any losses in excess of an unconsolidated entity’s equity interest be recorded to the non-controlling interest. The statement requires fair value measurement of any non-controlling equity investment retained in a deconsolidation. SFAS 160 is effective for annual periods beginning after December 15, 2008. Therefore SFAS 160 will be effective for the Company’s year ended June 30, 2010 and many provisions will be applied retrospectively. The Company is currently evaluating the impact SFAS 160 will have on the Consolidated Financial Statements.

In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 is effective for reporting periods (annual or interim) ending after November 15, 2008, as amended by FASB Staff Position No. FAS 133-1 and FIN 45-4 on December 31, 2008. The Company adopted SFAS 161 for its fiscal year ended June 30, 2009. The adoption of this standard did not have a significant impact on the Company’s financial position and results of operations. The additional disclosures are included in Note 29.II.(g) to these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 (“FSP APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” FSP APB 14-1 will require that the initial debt proceeds from the sale of convertible and exchangeable debt instruments be allocated between a liability component and an equity component in a manner that will reflect the effective nonconvertible borrowing rate. The resulting debt discount would be amortized using the effective interest method over the period the debt is expected to be outstanding as additional interest expense. FSP APB 14 1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. Therefore FSP APB 14-1 will be effective for the Company’s year ended June 30, 2010 and will require retroactive application. The Company is currently evaluating the impact FSP FAS 142-3 will have on the Consolidated Financial Statements.

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

In November 2007, the EITF issued EITF Issue No. 07-6, (“EITF 07-6”) “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, When the Agreement Includes a Buy-Sell Clause”. This Issue was effective for new arrangements entered into and assessments performed in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company adopted EITF 07-6 for its fiscal year ended June 30, 2009. The adoption of this standard did not have an impact on the Company’s financial position or results of operations. For purposes of the transition guidance, assessments are any assessment performed pursuant to Statement 66 after the effective date of this Issue for arrangements accounted for under the deposit, profit-sharing, leasing, or financing methods for reasons other than the existence of a buy-sell clause.

In June 2009, the FASB issued SFAS No. 168, (“SFAS 168”) “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”. SFAS 168 establishes the Codification as the single source of accounting principles and the framework for selecting the accounting principles used in preparing financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. The standard is effective for financial statements that cover interim and annual periods ending after September 15, 2009. The Company will modify the references to standards to conform to the new Codification for the year ended June 30, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

In June 2009, the FASB issued SFAS No. 167, (“SFAS 167”) “Amendments to FASB Interpretation No. 46(R)”. SFAS 167 provides further guidance on assessing the consolidation of variable interest entities or VIE. This standard will, among other things, establish new criteria for determining the primary beneficiary, and increase the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies the characteristics that identify a VIE and contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a VIE, a company’s power over a VIE, or a company’s obligation to absorb losses or its rights to receive benefits of an entity must be disregarded. The standard will be effective for annual financial statements for periods ending after November 15, 2009, i.e. thus effective for the Company’s year ended June 30, 2010. The Company has not yet evaluated the impact, if any, this standard may have on the determination or reporting of the financial results.

In June 2009, the FASB issued SFAS No. 166 (“SFAS 166”), “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”. SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. The standard will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. Thus the standard will be effective for the Company’s transfers of financial assets in its fiscal year ended June 30, 2011. The Company is currently analyzing the impact that this standard will have on the Company’s financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165 (“SFAS 165”), “Subsequent Events”. SFAS 165 intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The standard is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted FAS 165 in its fiscal year ended June 30, 2009 and the disclosure is made in Note 28.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. FSP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. The guidance is effective for interim and annual reporting periods ending after June 15, 2009 on a prospective basis. The Company adopted FSP FAS 157-4 in its fiscal year ended June 30, 2009. The Company has evaluated the guidance and has determined that it did not have a significant impact on the determination or reporting of its financial results.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The guidance is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted FSP FAS 115-2 and FAS 124-2 in its fiscal year ended June 30, 2009. The Company has evaluated the guidance and has determined and impact of an amount of Ps. 2.0 million. See Note 29.I.(b).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(i) Recently issued accounting pronouncements (continued)

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP FAS 141(R)-1 amends and clarifies the initial recognition and measurement, subsequent measurement and accounting, and related disclosures of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after December 15, 2008 consistent with the effective dates of Statement 141(R). FSP FAS 141(R)-1 will be effective for the Company for business combinations made on or after July 1, 2009, i.e. its fiscal year ended June 30, 2010. The Company expects the adoption of this guidance to have a material effect on the accounting for its acquisitions of businesses and properties completed after June 30, 2009.

In November 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 08-6, (“EITF 08-6”), “Equity Method Investment Accounting Considerations”. This Issue is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. This Issue shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. EITF 08-6 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact EITF 08-6 will have on the Consolidated Financial Statements. The transition disclosures in paragraphs 17 and 18 of Statement 154 shall be provided, if applicable. The Task Force noted that transition is not required for the consensus on Issue 4 as it is consistent with guidance currently required by paragraph 19(l) of Opinion 18. This Issue addresses a number of matters associated with the impact that FAS 141(R) and FAS 160 might have on the accounting for equity method investments. A final consensus was reached on a several issues, including how an equity method investment should initially be measured, how it should be tested for impairment, how changes in classification from equity method to cost method should be treated, as well as other issues.

In November 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 08-7, (“EITF 08-7”), “Accounting for Defensive Intangible Assets”. This Issue is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, in order to coincide with the effective date of Statement 141(R). This Issue shall be applied prospectively. Earlier application is not permitted. EITF 08-7 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact EITF 08-7 will have on the Consolidated Financial Statements. The guidance clarifies the accounting for certain separately identifiable intangible assets, which an acquirer does not intend to actively use, but intends to hold to prevent its competitors from obtaining access to them. The guidance requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting that should be amortized to expense over the period the asset diminishes in value.

(j) Earnings per share

As described in Note 3.y., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 17 to the Consolidated Financial Statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128) although certain differences exist.
Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(j) Earnings per share (continued)

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants using the if converted method, as applicable. As of the year ended June 30, 2009 and 2008 the Company does not have any convertible instruments and/or warrants outstanding. Under US GAAP, dilutive options or warrants that are issued during a period or that expire or are cancelled during a period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period that they were outstanding. Additionally, dilutive options or warrants exercised during the period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period prior to actual exercise. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS. Under US GAAP, the Company applied the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 21,195 and 95,918 shares for the years ended June 30, 2008 and 2007, respectively. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2008 using the treasury-stock method, would have been Ps. 0.27.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2009		2008		2007
Numerator:
Net income available to common shareholders	Ps.	6,647		122,116	Ps.	103,222
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		—		1,214		8,213
Foreign currency exchange gain on convertible debt		—		11		46
Income tax effects		—		(163)		(716)

Net income available to common shareholders plus assumed conversions	Ps.	6,647	Ps.	123,178	Ps.	110,765

Denominator:
Weighted-average number of shares outstanding	Ps.	578,676	Ps.	549,277	Ps.	444,904
Plus: incremental shares of assumed conversions:
Warrants (i)		—		13,527		49,317
Convertible Notes		—		7,668		46,601

Adjusted weighted-average number of shares	Ps.	578,676	Ps.	570,472	Ps.	540,822

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.01	Ps.	0.222	Ps.	0.23
Diluted net income per common share	Ps.	0.01	Ps.	0.216	Ps.	0.20

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(k) Risks and uncertainties

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

The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(k) Risks and uncertainties(continued)

otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed (General Paz Project, Caballito Project, Coto Residential Project and Rosario Project), could have a material adverse effect on the Company.

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

(l) Summarized financial information of unconsolidated equity investees

Pursuant to Rule 3-09 of Regulation S-X, the Company’s significant equity investees are Banco Hipotecario S.A. and Metropolitan. Under Argentine GAAP, the Company’s gain or (loss) on equity investees for the years ended June 30,2009, 2008 and 2007 were Ps. 61.5 million, Ps. (13.2) million, and Ps. 40.0 million, respectively. Under Argentine GAAP, the Company’s share of the net assets of equity investees as of June 30, 2009 and 2008 were Ps. 569.5 million and Ps. 318.2 million, respectively. The equity investment in Metropolitan was valued at zero and a financial liability of Ps 2.3 million was recognized representing the maximum commitment to fund Metropolitan’s operations.

The table below shows summarized financial information of the Company’s significant equity investees on a 100% basis:

Banco Hipotecario S.A.

	As of and for the year ended June 30,
	2009			2008
Current assets	Ps.	(i	)	Ps.	(i	)
Non-current assets		(i	)		(i	)

Total assets		11,909,440			10,572,332

Current liabilities		(i	)		(i	)
Non-current liabilities		(i	)		(i	)

Total liabilities		9,209,822			7,887,223

Minority interest		36,881			33,375
Shareholders’ equity	Ps.	2,662,737		Ps.	2,651,734

	For the year ended June 30,
	2009		2008		2007
Revenues	Ps.	1,016,159	Ps.	696,591	Ps.	882,220
Gross profit		400,851		145,898		507,554
Net income (loss)	Ps.	50,463	Ps.	(59,562)	Ps.	357,891

(i)	Balance sheets of banking entities are unclassified.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(l) Summarized financial information of unconsolidated equity investees (continued)

Metropolitan (ii)

	As of and for the year ended June 30,
	2009
Total assets	Ps.	868,750
Total liabilities	Ps.	1,410,384
Shareholders’ equity	Ps.	(541,634)

	For the year ended June 30,
	2009
Revenues	Ps.	227,066
Net loss	Ps.	(775,702)

(ii)	Balance sheet of real estate companies are unclassified

(m) Severance indemnities

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

(n) Statements of cash flows classification differences

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(n) Statements of cash flows classification differences (continued)

The following tables set forth the amounts of cash and cash equivalents at the beginning and end of each year and corresponding increases and/or decreases that would be reported in a statement of cash flow following SFAS 95 provisions:

	For the year ended June 30,
	2009		2008		2007
Cash and cash equivalents under US GAAP as of the beginning of the year	Ps.	384,553	Ps.	270,416	Ps.	163,940
Cash and cash equivalents under US GAAP as of year-end		185,942		384,553		270,416

Net (decrease) increase in cash and cash equivalents under US GAAP	Ps.	(198,611)	Ps.	114,137	Ps.	106,476

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

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	For the year ended June 30,
	2009		2008		2007
Net cash provided by operating activities	Ps.	339,744	Ps.	362,711	Ps.	111,936
Net cash used in investing activities		(463,231)		(833,536)		(470,318)
Net cash (used in) provided by financing activities		(58,898)		149,145		900,907
Effect of exchange rate changes on cash and cash equivalents		(20,677)		2,161		2,058

Net (decrease) increase in cash and cash equivalents	Ps.	(203,062)	Ps.	(319,519)	Ps.	544,583

Additionally, under Argentine GAAP, the Company consolidates the accounts of Metroshop S.A., Canteras Natal Crespo S.A., Liveck, Cyrsa and Puerto Retiro S.A. on a pro rata basis. Under US GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over this investment. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers. For this reason, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared under US GAAP using Argentine GAAP since each line item would exclude the pro rata equity interest of the accounts of Metroshop S.A., Canteras Natal Crespo S.A., Liveck, Cyrsa and Puerto Retiro S.A.

(o) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income for the years ended June 30, 2009, 2008 and 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(o) Comprehensive income (continued)

	Year ended June 30,
	2009		2008		2007
Net income under US GAAP	Ps.	6,647	Ps.	122,116	Ps.	103,222
Other comprehensive income:
Unrealized (loss)gain on available-for-sale-securities (i)		(13,588)		(27,792)		30,945
Unrealized (loss) gain on retained interest in transferred mortgage and credit card receivables (ii)		(2,733)		(1,830)		(174)
Unrealized (loss) gain on available-for-sale-securities of equity investees		(51,370)		(32,958)		16,286

Comprehensive income	Ps.	(61,044)	Ps.	59,536	Ps.	150,279

(i)	Net of minority interest and income taxes of Ps. (734) and Ps. 6,920, respectively, for 2009, Ps. 1,611 and Ps. 15,833, respectively, for 2008 and Ps. (973) and Ps. (17,187), respectively, for 2007.
(ii)	Net of minority interest and income taxes of Ps. 1,646 and Ps. 2,358, respectively, for 2009, Ps. 3,676 and Ps. 2,964, respectively, for 2008 and Ps. (557) and Ps. (206), respectively for 2007.

Accumulated non-owner changes in equity (accumulated other comprehensive income) for the years ended June 30, 2009, 2008 and 2007 were as follows:

	2009		2008		2007
Unrealized gain on available-for-sale securities	Ps.	6,231	Ps.	19,819	Ps.	47,611
Unrealized gain on retained interest in transferred mortgage and credit card receivables		(2,733)		—		1,830
Unrealized gain on available-for-sale-securities on equity investees		(38,026)		13,344		46,302

Accumulated other comprehensive (loss) income	Ps.	(34,528)	Ps.	33,163	Ps.	95,743

(p) Pro-rata consolidation of Canteras Natal Crespo S.A, Metroshop S.A, CYRSA, Puerto Retiro S.A. and Liveck.

Under Argentine GAAP the Company consolidates the accounts of Canteras Natal Crespo S.A., CYRSA, Liveck, Puerto Retiro S.A. and Metroshop S.A. on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(p) Pro-rata consolidation of Canteras Natal Crespo S.A, Metroshop S.A, CYRSA, Puerto Retiro S.A. and Liveck. (continued)

Presented below is the consolidated condensed information of the Company at June 30, 2009 and 2008 considering Natal Crespo S.A., CYRSA, Liveck, Puerto Retiro S.A. and Metroshop S.A. as an equity investee:

	As of and for the year ended June 30, 2009
	As reported		Eliminations of Metroshop S.A., Natal Crespo S.A., CYRSA, Liveck, and Puerto Retiro S.A. accounts		Inclusion of Metroshop S.A., Natal Crespo S.A., CYRSA, Liveck, and Puerto Retiro S.A. as an equity investee		As adjusted
Current assets	Ps.	891,869	Ps.	(40,145)	Ps.	—	Ps.	851,724
Non-current assets		4,044,118		(143,556)		50,310		3,950,872

Total assets		4,935,987		(183,701)		50,310		4,802,596

Current liabilities		974,890		(14,446)		1,803		962,247
Non-current liabilities		1,401,054		(120,389)		—		1,280,665

Total liabilities		2,375,944		(134,835)		1,803		2,242,912

Minority interest		464,381		(3,852)		3,493		464,022
Shareholders’ equity		2,095,662		(45,013)		45,013		2,095,662

Revenues		1,220,584		(14,697)		—		1,205,887
Gross profit		712,078		(5,393)		—		706,685

Net income	Ps.	158,635	Ps.	21,467	Ps.	(21,467)	Ps.	158,635

	As of and for the year ended June 30, 2008
	As reported		Eliminations of Metroshop S.A, CYRSA and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A, CYRSA and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	893,842	Ps.	7,314	Ps.	—	Ps.	901,156
Non-current assets		3,578,130		(107,930)		28,204		3,498,404

Total assets		4,471,972		(100,616)		28,204		4,399,560

Current liabilities		742,267		(12,000)		—		730,267
Non-current liabilities		1,348,812		(60,412)		—		1,288,400

Total liabilities		2,091,079		(72,412)		—		2,018,667

Minority interest		456,715		(3,829)		3,829		456,715
Shareholders’ equity		1,924,178		(24,375)		24,375		1,924,178

Revenues		1,084,242		(21,965)		—		1,062,277
Gross profit		620,019		(11,066)		—		608,953

Net income	Ps.	54,875	Ps.	(3,742)	Ps.	3,742	Ps.	54,875

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(q) Business combinations

1) Fair values of assets and liabilities acquired

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition for each transaction (in millions) of fiscal year 2008:

	Museo Renault	Bank Boston	Mendoza Plaza Shopping
Working capital	0.0	0.0	1.2
Goodwill	3.5	6.5	0.0
Fixed assets	5.0	167.8	4.4
In place leases	0.2	5.8	1.3
Below market leases	0.0	(9.8)	(0.3)
Deferred income tax	1.9	3.5	2.5

Net assets acquired	10.6	173.8	9.1

2) Acquisition of Museo Renault, Bank Boston and Mendoza Plaza Shopping S.A.

The following schedule presents 2008 and 2007 supplemental unaudited pro forma information as if the transactions of fiscal year 2008 of Museo Renault, Bank Boston and Mendoza Plaza Shopping S.A. had occurred on July 1, 2006. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

The following table summarizes the unaudited pro forma income statement information of the Company for the fiscal years ended 2008 and 2007:

	Year ended June 30,
	2008		2007
Revenues	Ps.	1,086,222	Ps.	756,831
Net income		57,880		118,869
Earning per share under Argentine GAAP		0.11		0.27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(r) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2009 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Impairment	Improvements	Sales	Total buildings and improvements	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	196	—	—	—	196	670	122	548	June 1996	November 1997	23
Av. de Mayo 595	679	6,659	—	—	—	6,659	7,338	2,615	4,723	July 1992	March 1992	19
Av. Madero 942	—	2,626	—	—	(2,626)	—	—	—	—	N/A	July 1994 - August 1994	10
Bouchard 551	88,097	72,560	—	—	—	72,560	160,657	7,759	152,898		March, 2007
Bouchard 710	39,466	32,994	—	—	—	32,994	72,460	6,177	66,283		May, 2005	28
Constitución 1111	256	1,081	—	—	—	1,081	1,337	397	940	September 1994 - March 1995	June 1994 - January 1994	18
Constitución 1159	7,966	796	(3,589)	—	—	(2,793)	5,173	—	5,173			50
Costeros Dique IV	4,260	19,077	—	—	—	19,077	23,337	3,638	19,699	N/A	June 2001	28
Costeros Dique II Edificios A y B	2,967	18,217	—	—	—	18,217	21,184	3,811	17,373	September 1998	March 1997	28
Dock del Plata	7,081	12,924	—	—	(6,639)	6,285	13,366	675	12,691	N/A	November, 2006	24
Intercontinental Plaza	4,143	94,161	—	—	—	94,161	98,304	11,803	86,501	June 1996	November, 1997	24
Hotel Intercontinental	8,671	47,667	—	—	—	47,667	56,338	8,589	47,749
Hotel Libertador	3,027	75,584	—	728	—	76,312	79,339	41,561	37,778	October 1973 - Noviembre 1990 - December 1997	March 1998	16
Hotel Llao Llao	24,973	94,938	—	(8,290)	—	86,648	111,621	15,530	96,091			15
Laminar Plaza	—	26,790	—	—	(26,790)	—	—	—	—	N/A	March 1999	27
Libertador 498	7,219	40,922	—	—	(11,799)	29,123	36,342	9,143	27,199	N/A	December 1995	22
Libertador 602	698	2,787	—	—	—	2,787	3,485	852	2,633	N/A	May 1996	22
Store Cruceros	—	234	—	—	(234)	—	—	—	—			50
Madero 1020	78	787	—	—	(457)	330	408	139	269	N/A	December 1995	10
Maipú 1300	10,293	42,400	—	23	—	42,423	52,716	13,046	39,670	N/A	September 1995	23
Reconquista 823	—	19,813	—	—	(19,813)	—	—	—	—	June 1995	November 1993	22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(r) Investments in real estate and accumulated depreciation (continued)

Description	Land		Buildings and improvement		Impairment		Improvements		Sales		Total buildings and improvements		Total		Accumulated depreciation		Net carrying value as of June 30		Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Santa María del Plata		12,496		—		—		—		—		—		12,496		—		12,496	N/A
Sarmiento 517		96		389		(57)		—		—		332		428		73		355	March 1995	December 1994 - August 1994 - July 1994	19
Suipacha 652		2,547		14,463		—		—		—		14,463		17,010		5,622		11,388	April-June 1994	November 1991	22
Torre Bank Boston		77,251		90,793		—		—		(5,261)		85,532		162,783		4,889		157,894	N/A	August 2007	30
Museo Renault		3,010		2,055		—		—		—		2,055		5,065		188		4,877	N/A	December 2008
Edificio República		109,066		120,844		—		384		—		121,228		230,294		5,816		224,478	N/A	May 2008
Dique IV		3,660		—		—		63,702		—		63,702		67,362		378		66,984	April 2009	N/A	27
Shopping Abasto		9,752		253,320		—		791		—		254,111		263,863		91,277		172,586	November 1998	N/A	31
Shopping Alto Palermo		8,694		418,717		—		2,753		—		421,470		430,164		273,499		156,665	October 1990	November 1997 - March 1998	26
Shopping Alto Avellaneda		18,089		176,783		—		1,185		—		177,968		196,057		111,433		84,624	October 1995	November 1997 - December 1997	19
Shopping Paseo Alcorta		11,208		116,021		—		3,497		—		119,518		130,726		56,706		74,020	June 1992	June 1997	25
Alto Noa		357		43,033		—		109		—		43,142		43,499		20,418		23,081	September 1994	March 1995- September 1996- January 2000	22
Buenos Aires Design		—		49,029		—		180		—		49,209		49,209		37,903		11,306	November 1993 - December 1993	November 1997	20
Patio Bullrich		8,419		157,609		—		3,311		—		160,920		169,339		72,436		96,903	September 1988	October 1998	23
Alto Rosario		25,686		64,423		—		599		—		65,022		90,708		11,272		79,436	November 2004	N/A	29
Mendoza Plaza Shopping		15,193		104,306		—		1,526		—		105,832		121,025		35,731		85,294	June 1994	December 2004	22
Neuquén Project		3,046		9,598		—		49		—		9,647		12,693		566		12,127	Under construction	September 1999	N/A
Panamerican Mall		123,568		159,793		—		276,639		—		436,432		560,000		2,148		557,852	July 2009	November, 2006	28
Shopping Córdoba		5,009		89,655		—		1,049		—		90,704		95,713		26,518		69,195	March, 1990	December, 2006	16
Other		4,560		7,925		(245)		—		—		7,680		12,240		5,652		6,588	N/A	N/A	N/A

Total	Ps.	652,055	Ps.	2,491,969	Ps.	(3,891)	Ps.	348,235	Ps.	(73,619)	Ps.	2,762,694	Ps.	3,414,749	Ps.	888,382	Ps.	2,526,367

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(r) Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2009		2008		2007
Balance, beginning of the year	Ps.	3,191,939	Ps.	2,625,519	Ps.	1,976,105
Additions during the year:
Acquisition				403,019		—
Improvements		55,425		230,958		566,309
Recovery of impairment		1,083		2,639		2,466
Transfers from work-in-progress leasehold improvements		319,834		20,026
Transfers from undeveloped parcels of land		—		—		66,958
Transfers from real estate inventory		—		—		1,521
Transfers from other receivables				—		12,160

		3,568,281		3,282,161		2,625,519

Deductions during the year:
Transfers to real estate inventory		—		—		—
Transfers to intangible assets		—		—		—
Transfers to undeveloped parcels of land		—		—		—
Sales		(156,728)		(90,222)		—

		(156,728)		(90,222)		—

Balance, end of the year	Ps.	3,411,553	Ps.	3,191,939	Ps.	2,625,519

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(s) Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2009 prepared in accordance with SEC S-X 12-29.

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	10%	September 2009	Monthly	None	Ps.	4,696	Ps.	4,696	None
Customer B	10%	September 2009	Monthly	None		4,696		4,696	None
Customer C	12%	November 2012	Monthly	None		361		345	None
Mortgage receivables Ps. 30,000-Ps. 49,999	14-17%	January 2011 –February 2014	Monthly	None		126		—	None
Mortgage receivables Ps. 50,000 -Ps.69,999	12-16%	May 2009 – February 2010 – February 2014 –July 2014 – April 2015	Monthly	None		272		159	None
Mortgage receivables Ps. 70,000-Ps.89,999	12-14%	June 2009 – July 2009 – September 2009 – April 2014 – May 2014	Monthly	None		414		498	None
Mortgage receivables Ps. 110,000-Ps.129,999	14%	June 2014	Monthly	None		128		55	None

					Ps.	10,693	Ps.	10,449

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

29. Differences between Argentine GAAP and US GAAP (continued)

(s) Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2009		2008		2007
Balance, beginning of year	Ps.	1,343	Ps.	1,749	Ps.	2,033
Additions during the year:
New mortgage loans		9,392		328		163
Deductions during the year:
Collections of principal		(286)		(734)		(447)

Balance, end of year	Ps.	10,449	Ps.	1,343	Ps.	1,749

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Cost of sales, leases and services

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

a. Fixed assets

	Original value								Depreciation										Net carrying value as of June 30,
											Current year
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment		2009		2008		2007
Facilities	Ps.	104,786	Ps.	81,611	Ps.	(14)	Ps.	186,383	Ps.	74,801	Ps.	—	Ps.	8,370	Ps.	83,171	Ps.	—	Ps.	103,212	Ps.	29,985	Ps.	26,667
Furniture and fixtures		66,499		11,568		(161)		77,906		51,402		(69)		5,329		56,662		—		21,244		15,097		10,597
Machinery and equipment		6,916		2,238		—		9,154		6,487		—		1,197		7,684		—		1,470		429		348
Computer equipment		57,547		6,889		(173)		64,263		48,494		(97)		5,769		54,166		—		10,097		9,053		11,917
Vehicles		1,075		32		—		1,107		870		—		124		994		—		113		205		299
Leasehold improvements		18,974		6,165		(762)		24,377		16,238		(313)		3,182		19,107		—		5,270		2,736		3,308
Advances to suppliers		61,120		46,062		(79,706)		27,476		14		—		—		14		—		27,462		61,106		40,218
Properties:
Alto Palermo Park		670		—		—		670		119		—		3		122		—		548		551		560
Av. de Mayo 595		7,338		—		—		7,338		2,381		—		234		2,615		—		4,723		4,957		5,134
Av. Madero 942		3,277		—		(3,277)		—		992		(1,038)		46		—		—		—		2,285		2,468
Bouchard 551		160,657		—		—		160,657		5,431		—		2,328		7,759		—		152,898		155,226		241,899
Bouchard 710		72,460		—		—		72,460		5,155		—		1,022		6,177		—		66,283		67,305		68,390
Constitución 1111		1,337		—		—		1,337		354		—		43		397		—		940		983		777
Constitución 1159		8,762		—		—		8,762		—		—		—		—		3,589		5,173		4,100		2,050
Costeros Dique IV		23,337		—		—		23,337		3,050		—		588		3,638		—		19,699		20,287		20,875
Costeros Dique II Edificios A y B		21,184		—		—		21,184		3,262		—		549		3,811		—		17,373		17,922		18,471
Dique IV				67,362		—		67,362		—		—		378		378		—		66,984		—		—
Dock del Plata		26,944		30		(13,608)		13,366		1,290		(1,044)		429		675		—		12,691		25,654		26,194
Hotel Intercontinental		56,338		—		—		56,338		6,764		—		1,825		8,589		—		47,749		49,574		51,397
Hotel Libertador		75,081		728		3,530		79,339		38,115		—		3,446		41,561		—		37,778		36,966		32,961
Hotel Llao Llao		119,911		50,117		(58,407)		111,621		10,790		—		4,740		15,530		—		96,091		109,121		80,533
Intercontinental Plaza		98,304		—		—		98,304		7,778		—		4,025		11,803		—		86,501		90,526		94,992
Laminar Plaza		33,513		—		(33,513)		—		5,171		(5,805)		634		—		—		—		28,342		29,187
Libertador 498		51,150		—		(14,808)		36,342		11,518		(3,628)		1,253		9,143		—		27,199		39,632		41,061
Libertador 602		3,485		—		—		3,485		753		—		99		852		—		2,633		2,732		2,831
Av. Madero 1020		974		—		(566)		408		278		(186)		47		139		—		269		696		1,694
Maipú 1300		52,693		23		—		52,716		11,664		—		1,382		13,046		—		39,670		41,029		42,347
Reconquista 823		24,764		—		(24,764)		—		6,319		(6,811)		492		—		—		—		18,445		19,093
Rivadavia 2768		334		—		—		334		65		—		26		91		—		243		269		295
Santa María del Plata		12,494		2		—		12,496		—		—		—		—		—		12,496		12,494		12,494
Sarmiento 517		485		—		—		485		55		—		18		73		57		355		363		98
Store Cruceros		293		—		(293)		—		16		(21)		5		—		—		—		277		285
Suipacha 652		17,010		—		—		17,010		5,170		—		452		5,622		—		11,388		11,840		12,292
Torre BankBoston		168,044		5		(5,266)		162,783		2,581		(183)		2,491		4,889		—		157,894		165,463		—
Museo Renault		5,065		—		—		5,065		95		—		93		188		—		4,877		4,970		—
Edificio República		229,910		384		—		230,294		1,143		—		4,673		5,816		—		224,478		228,767		—

Work-in-progress
Dique IV		36,387		28,288		(64,675)		—		—		—		—		—		—		—		36,387		9,684
Shopping Centers:
Shopping Abasto		263,072		796		(5)		263,863		82,100		—		9,177		91,277		—		172,586		180,972		187,436
Shopping Alto Palermo		427,411		2,753		—		430,164		251,122		—		22,377		273,499		—		156,665		178,622		175,517
Shopping Alto Avellaneda		194,872		1,185		—		196,057		98,601		—		12,832		111,433		—		84,624		96,271		89,664
Shopping Paseo Alcorta		124,027		6,972		(273)		130,726		51,883		(12)		4,835		56,706		—		74,020		72,144		64,432
Shopping Alto Noa		43,390		109		—		43,499		18,351		—		2,067		20,418		—		23,081		25,039		27,040
Shopping Buenos Aires Design		49,029		180		—		49,209		35,412		—		2,491		37,903		—		11,306		13,617		16,082
Shopping Patio Bullrich		166,028		3,311		—		169,339		64,737		—		7,699		72,436		—		96,903		101,291		103,137

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

a. Fixed assets (continued)

	Original value								Depreciation										Net carrying value as of June 30,
											Current year
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment		2009		2008		2007
Shopping Alto Rosario	Ps.	90,109	Ps.	599	Ps.		Ps.	90,708	Ps.	8,479	Ps.	—	Ps.	2,793	Ps.	11,272		—	Ps.	79,436	Ps.	81,630	Ps.	84,145
Shopping Córdoba		94,664		1,049		—		95,713		22,200		—		4,318		26,518		—		69,195		72,464		75,508
Mendoza Plaza Shopping		119,499		1,526		—		121,025		31,136		—		4,595		35,731		—		85,294		88,363		89,004
Neuquén Project		12,912		209		(428)		12,693		—		—		566		566		—		12,127		12,912		12,302
Panamerican Mall		283,361		276,639		—		560,000		—		—		2,148		2,148		—		557,852		283,361		167,606
Other		40,069		5,638		(2,032)		43,675		9,810		(29)		2,033		11,814		245		31,616		27,681		24,022

Total as of June 30, 2009	Ps.	3,537,561	Ps.	(i) 602,470	Ps.	(299,201)	Ps.	3,840,830	Ps.	1,002,446	Ps.	(i) (19,236)	Ps.	133,223	Ps.	1,116,433	Ps.	(ii) 3,891	Ps.	2,720,506

Total as of June 30, 2008	Ps.	2,927,000	Ps.	706,627	Ps.	(96,066)	Ps.	3,537,561	Ps.	892,076	Ps.	(2,899)	Ps.	113,269	Ps.	1,002,446	Ps.	(ii) 4,974			Ps.	2,530,141

Total as of June 30, 2007	Ps.	2,197,235	Ps.	744,408	Ps.	(14,643)	Ps.	2,927,000	Ps.	772,300	Ps.	22,840	Ps.	96,936	Ps.	892,076	Ps.	(ii) 7,613					Ps.	2,027,311

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 30 f.), except for Ps. 1,420, Ps. 366 and Ps. 316 for the years ended June 30, 2009, 2008 and 2007, respectively, passed-through to tenants.
(ii)	Net of the depreciation of the year for Ps. 10, Ps. 36 and Ps. 112 for the years ended June 30, 2009, 2008 and 2007 and recovery of impairment of Ps. 1,073 for the year ended 2009, Ps. 2,603 for the year ended 2008 and Ps. 3,998 for the year ended 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

b. Intangible assets, net:

	Original value						Amortization								Net carrying value as of June 30,
									Current year
Principal account	Value as of beginning of year		Additions / (deductions)		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases)		Amount (i)		Accumulated as of end of year		2009		2008		2007
Preoperating and organization expenses	Ps.	19,643	Ps.	12,102	Ps.	31,745	Ps.	15,940	Ps.	—	Ps.	1,031	Ps.	16,971	Ps.	14,774	Ps.	3,702	Ps.	2,700
Customers		—		705		705		—		—		36		36		669		—		—
Intangible assets – Saving expenses
-Torre BankBoston		5,767		(123)		5,644		1,627		(22)		1,745		3,350		2,294		4,140		—
-Museo Renault		198		—		198		46		—		79		125		73		152		—
-Edificio República		555		—		555		4		—		256		260		295		551		—
Trademarks		599		430		1,029		533		—		42		575		454		67		122

Total as of June 30, 2009	Ps.	26,762	Ps.	13,114	Ps.	39,876	Ps.	18,150	Ps.	(22)	Ps.	3,189	Ps.	21,317	Ps.	18,559

Total as of June 30, 2008	Ps.	18,612	Ps.	8,150	Ps.	26,762	Ps.	15,790	Ps.	—	Ps.	2,360	Ps.	18,150			Ps.	8,612

Total as of June 30, 2007	Ps.	30,578	Ps.	(11,966)	Ps.	18,612	Ps.	26,979	Ps.	(12,730)	Ps.	1,541	Ps.	15,790					Ps.	2,822

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in “Other expenses, net” (Note 30.f.); except for Ps. 10 and Ps. 20 for the years ended 2009 and 2008 allocated in “Cost”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

c. Allowances and provisions

	Balances as of beginning of year		Additions		Deductions		Carrying value of June 30,
Item							2009		2008		2007
Deducted from current assets:
Allowance for doubtful accounts		104,721	(i)	91,452	(ii)	(67,209)		128,964		104,721		56,076
Allowance for impairment of investments		11,423	(vii)	2,245	(vii)	(3,470)		10,198		11,423		—

Total as of June 30, 2009	Ps.	116,144	Ps.	93,697	Ps.	(70,679)	Ps.	139,162

Total as of June 30, 2008	Ps.	56,076	Ps.	74,378	Ps.	(14,310)			Ps.	116,144

Total as of June 30, 2007	Ps.	44,043	Ps.	36,014	Ps.	(23,981)					Ps.	56,076

Deducted from non-current assets:
Allowance for doubtful mortgage receivable		2,208		—		—		2,208		2,208		2,208
Allowance for doubtful accounts		1,956	(i)	752		—		2,708		1,956		1,955
Allowance for impairment of intangible assets		—		—		—		—		—		—
Allowance for impairment of undeveloped plots of land		360		—		(310)		50		360		458
Allowance for impairment of fixed assets		4,974		—	(iii)	(1,083)		3,891		4,974		7,613
Allowance for impairment of inventories		1,111		—	(vi)	(82)		1,029		1,111		1,140
Allowance for impairment of non-current investments		577	(vi)	1,314		—		1,891		577		—

Total as of June 30, 2009	Ps.	11,186	Ps.	2,066	Ps.	(1,475)	Ps.	11,777

Total as of June 30, 2008	Ps.	13,374	Ps.	639	Ps.	(2,827)			Ps.	11,186

Total as of June 30, 2007	Ps.	19,251	Ps.	718	Ps.	(6,595)					Ps.	13,374

Included in current liabilities:
Provision for contingencies		1,787	(iv)	4,673	(v)	(3,866)		2,594		1,787		7,595

Total as of June 30, 2009	Ps.	1,787	Ps.	4,673	Ps.	(3,866)	Ps.	2,594

Total as of June 30, 2008	Ps.	7,595	Ps.	1,570	Ps.	(7,378)			Ps.	1,787

Total as of June 30, 2007	Ps.	8,755	Ps.	603	Ps.	(1,763)					Ps.	7,595

Included in non-current liabilities:
Provision for contingencies		7,899	(iv)	1,739	(v)	(4,101)		5,537		7,899		12,732

Total as of June 30, 2009	Ps.	7,899	Ps.	1,739	Ps.	(4,101)	Ps.	5,537

Total as of June 30, 2008	Ps.	12,732	Ps.	2,226	Ps.	(7,059)			Ps.	7,899

Total as of June 30, 2007	Ps.	10,942	Ps.	5,166	Ps.	(3,376)					Ps.	12,732

(i)	Doubtful accounts are disclosed in “Other expenses” (Note 30.f.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

c. Allowances and provisions (continued)

(ii)	Related to off set and recovery of the year.
(iii)	Includes recovery of impairment of Ps. 1,073 disclosed in “Gain from operations and holdings of real estate assets, net” and the depreciation of the year of Ps. 10.
(iv)	Includes Ps. 306 shown in “Other expenses, net” (Note 9), Ps. 2,063 shown in “Other expenses” (Note 30.f.) and Ps. 4,043 included in “Other expenses” (Note 30.f.) in “Salaries and bonuses”.
(v)	Related to utilization of the year except for Ps. (874) included in “Other expenses, net” (Note 9), Ps. (457) included in “Other expenses” (Note 30.f.) and Ps.3,447 included in “Other expenses” (Note 30.f.) in “Salaries and bonuses”.
(vi)	Related to utilization of the year.
(vii)	Included in Net (loss) income from retained interest in securitized receivables.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

d. Cost of sales, leases and services

	Year ended June 30,
	2009		2008		2007
I. Cost of sales
Stock as of beginning of year	Ps.	182,780	Ps.	256,203	Ps.	162,110
Plus:
Expenses (Note 30.f.)		8,773		4,678		2,728
Transfers to fixed assets		—		(4,856)		(3,399)
Transfers from fixed assets		78,870		—		10,513
Transfers to other receivables and prepaid expenses		—		—		(1,773)
Transfers from undeveloped parcels of land		5,406		4,611		4,465
Capitalized interest		7,087		—		—
Decrease in mortgage loans		—		—		(3,632)
Exchange gain		—		—		133
Transfer from intangible assets		—		—		2,217
Merger		—		—		978
Adjustment to purchase price of inventory		43,178		70,237		120,236
Stock as of end of year		(189,832)		(182,780)		(256,203)

Subtotal		136,262		148,093		38,373

Plus:
Gain from valuation of inventories at fair market value		12,056		2,832		20,737
Results from holding of real estate assets		—		(31)		101
Impairment of the year		—		—		(1,599)

Cost of properties sold		148,318		150,894		57,612

II. Cost of leases
Expenses (Note 30.f.)		138,352		124,993		107,063

Cost of properties leased		138,352		124,993		107,063

III. Cost of fees for services
Expenses (Note 30.f.)		253		529		1,505

Cost of fees for services		253		529		1,505

IV. Cost of hotel activities
Stock as of beginning of year		3,220		2,957		2,336
Purchases of the year		(544)		263		621
Expenses (Note 30.f.)		98,889		84,220		69,216
Stock as of end of year		(2,676)		(3,220)		(2,957)

Cost of hotel activities		98,889		84,220		69,216

V. Cost of consumer financing
Expenses (Note 30.f.)		122,694		103,587		59,712

Cost of consumer financing		122,694		103,587		59,712

TOTAL COSTS	Ps.	508,506	Ps.	464,223	Ps.	295,108

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

e. Foreign currency assets and liabilities

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2009		2008
Assets
Current assets
Cash and banks:
Cash on hand	U$S	130	3,757	Ps.	485	Ps.	853
Cash on hand	Euros	5	5,268		28		44
Cash on hand	Reales	2	1,750		4		28
Cash on hand	Libras	1	6,177		5		5
Cash on hand	Pesos Uruguayos	4	0,162		1		1
Bank accounts	U$S	10,807	3,757		40,600		112,436
Bank accounts	Euros	450	5,268		2,370		2,088
Checks to be deposited	U$S	13	3,757		48		30
Investments:
Government bonds	U$S	4	3,757		14		53
U.S. Treasury bonds	U$S	—	—		—		24,448
Mutual funds	U$S	34,098	3,757		128,107		83,207
Time deposits and money markets	U$S	—	—		—		33,831
Shares of public companies	U$S	5,750	3,757		21,603		—
Accounts receivable, net	U$S	6,968	3,757		26,179		6,100
Accounts receivable, net	Pesos Uruguayos	129	0,162		21		7
Related Parties	U$S	100	3,757		374		298
Other receivables and prepaid expenses:
Metropolitan 885 Third Ave. LLC, put option .	U$S	11,819	3,797		44,877		—
Related parties	U$S	2,863	3,757		10,758		(29)
Receivables from the sale of shares	U$S	18,803	3,757		70,642		27,527
Prepaid expenses	U$S	4,306	3,757		16,177		367
Guarantee of defaulted credits	U$S	1,120	3,757		4,206		457
Guarantee deposits	U$S	3	3,757		12		10
Others	U$S	258	3,757		969		851
Others	Reales	—	—		—		1

Total current assets					367,480		292,613

Non-current assets
Investments:
Advance payments for the acquisition of shares	U$S	600	3,757		2,254		2,388
Accounts receivable, net	U$S	365	3,757		1,373		1,095
Other receivables and prepaid expenses:
Related parties	U$S	—	—		—		1
Guarantee of defaulted	U$S	—	—		—		3,178
Others	U$S	46	3,757		174		1,862

Total non-current assets					3,801		8,524

Total assets as of June 30, 2009				Ps.	371,281

Total assets as of June 30, 2008						Ps.	301,137

(i)	Official exchange rate prevailing as of June 30, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

e. Foreign currency assets and liabilities (continued)

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2009		2008
Liabilities
Current liabilities
Trade accounts payable:
Trade accounts payable	U$S	537	3,797	Ps.	2,040	Ps.	21,507
Trade accounts payable	Euros	—	—		—		34
Related parties	U$S	143	3,797		542		856
Mortgage payables	U$S	508	3,797		1,930		2,919
Advances from customers	U$S	3,371	3,797		12,800		25,360
Short-Term debt	U$S	27,172	3,797		103,171		82,257
Other liabilities:
Liabilities from the purchase of shares	U$S	20,772	3,797		78,870		779
Guarantee deposits	U$S	576	3,797		2,187		1,894

Total current liabilities					201,540		135,606

Non-current liabilities
Trade accounts payable	U$S	—	—		—		5,445
Mortgage payables	U$S	—	—		—		1,538
Advances from customers	U$S	14,965	3,797		56,822		13,727
Long-Term debt	U$S	263,249	3,797		999,557		982,448
Other liabilities:
Loans with shareholders of related parties					13,290		10,588
Guarantee deposits	U$S	1,129	3,797		4,286		3,600

Total non-current liabilities					1,073,955		1,017,346

Total liabilities as of June 30, 2009				Ps.	1,275,495

Total liabilities as of June 30, 2008						Ps.	1,152,952

(i)	Official exchange rate prevailing as of June 30, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2009, 2008 and 2007—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

30. Other financial statement information (continued)

f. Other expenses

Items	Cost of properties leased		Cost of properties sold		Cost of fees for services		Cost of hotel activities		Cost of consumer financing		Cost of pass- through expenses		Cost of collective promotion fund		Cost of expenses recovery		Administrative		Selling		Financing		Total as of June 30, 2009		Total as of June 30, 2008		Total as of June 30, 2007
Director’s fees		Ps.—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	24,556	Ps.	—	Ps.	—	Ps.	24,556	Ps.	19,430	Ps.	16,395
Fees and payments for services		53		436		—		4,595		6,962		6,929				(6,929)		30,159		11,584		—		53,789		64,395		42,330
Salaries and bonuses		300		948		—		36,034		29,458		60,334		6,322		(66,656)		45,234		40,678		—		152,652		147,188		109,877
Social security contributions		—		—		—		9,072		—		—		—		—		2,465		913		—		12,450		9,994		7,837
Depreciation and amortization		109,630		576		—		13,951		2,686		1,430		—		(1,430)		5,716		2,413		—		134,972		115,207		98,049
Maintenance of building		16,533		1,904		—		5,945		701		45,125		251		(45,376)		1,606		825		—		27,514		22,433		38,759
Mail and telephone		76		—		—		4,045		—		5,996		—		(5,996)		655		181		—		4,957		4,581		3,611
Travel expenses		—		5		—		—		—		7		—		(7)		1,023		—		—		1,028		832		1,503
Advertising		—		—		—		—		—		79		57,503		(57,582)		—		23,531		—		23,531		37,375		31,720
Lease expense		—		—		—		—		—		2,505		96		(2,601)		1,892		3,504		—		5,396		3,148		2,201
Commissions and property sales charges		—		4,305		—		4,316		60,927		6		—		(6)		1,859		3,502		—		74,909		53,199		27,799
Freight and transportation		—		14		—		441		1,135		2,308		238		(2,546)		1,378		1,651		—		4,619		4,940		3,954
Taxes, rates and contributions		503		242		—		12		18,089		26,284		2,033		(28,317)		19,251		41,723		—		79,820		44,941		27,376
Subscriptions and publications		—		2		—		—		—		188		—		(188)		502		—		—		504		322		166
Interest and index – adjustment		—		—		—		—		—		41		—		(41)		—		—		130,327		130,327		97,933		66,622
Bank charges		—		21		—		—		—		60		—		(60)		2,805		—		—		2,826		6,599		5,006
Safe deposits box		—		—		—		—		—		—		—		—		352		—		—		352		466		530
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		—		92,204		—		92,204		62,900		26,110
Food and beverages		—		—		—		10,189		—		—		—		—		—		—		—		10,189		7,248		8,882
Insurances		—		28		—		84		1,603		1,771		24		(1,795)		1,798		1,872		—		5,385		4,837		3,672
Surveillance		—		279		—		—		—		3,719		—		(3,719)		1,435		—		—		1,714		1,239		783
Training courses		—		1		—		37		—		14		2		(16)		172		222		—		432		150		327
Gross sales tax		—		—		—		—		—		25		—		(25)		—		8,418		—		8,418		38,951		40,027
Contingencies		—		—		—		—		—		—		—		—		—		—		—		—		99		—
Personnel		—		9		—		—		1,005		3,972		504		(4,476)		1,191		1,305		—		3,510		3,880		3,796
Training expenses		—		—		—		—		—		—		—		—		—		—		—		—		1,258		—
Unrecovered expenses		10,146		—		—		—		—		738		—		(738)		—		—		—		10,146		13,182		—
Expenses recovery		—		—		—		—		—		(162,776)		(67,141)		229,917		—		—		—		—		—		—
Change for contingencies for lawsuits		1,007		—		—		—		—		—		—		—		599		—		—		1,606		2,036		324
Other		104		3		253		10,168		128		1,245		168		(1,413)		2,681		1,675		4,869		19,881		14,666		10,885

Total as of June 30, 2009	Ps.	138,352	Ps.	8,773	Ps.	253	Ps.	98,889	Ps.	122,694	Ps.	—	Ps.	—	Ps.	—	Ps.	147,329	Ps.	236,201	Ps.	135,196	Ps.	887,687

Total as of June 30, 2008	Ps.	124,993	Ps.	4,678	Ps.	529	Ps.	84,220	Ps.	103,587	Ps.	—	Ps.	—	Ps.	—	Ps.	122,121	Ps.	247,297	Ps.	96,004			Ps.	783,429

Total as of June 30, 2007	Ps.	107,063	Ps.	2,728	Ps.	1,505	Ps.	69,216	Ps.	59,712	Ps.	—	Ps.	—	Ps.	—	Ps.	102,827	Ps.	168,848	Ps.	66,642					Ps.	578,541

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2009 and 2008 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2009. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2009 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

As describe in note 21 to these financial statements, there are certain aspects that had been observed by the BCRA related mainly to the accounting and regulatory treatment of certain derivative financial instruments. At the date of this report, there is uncertainty as to how these matters shall be finally resolved and their impact on the financial statements and technical ratios.

Price Waterhouse & Co S.R.L.

Diego Sisto
Partner

Buenos Aires, Argentina

August 7, 2009, except for notes 34, 35 and 36 as to which the date is December 22, 2009.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of June 30, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2009		2008
ASSETS

Cash and due from banks	Ps.	95,335	Ps.	84,723
Banks and correspondents		1,132,566		562,968

		1,227,901		647,691

Government and corporate securities (Note 8)		1,483,079		1,091,604
Loans (Note 9)
Mortgage loans		2,078,621		2,205,418
Other loans		2,407,457		2,361,411

		4,486,078		4,566,829
Plus: Accrued interest receivable		53,164		48,555
Less: Allowance for loan losses (Note 10)		(235,713)		(214,551)

		4,303,529		4,400,833
Other receivables from financial transactions (Note 11)
Securities receivable under repurchase agreements		1,288,305		1,433,201
Amounts receivable under derivative financial instruments (Note 21)		1,153,430		1,292,449
Loans in trust pending securitization		61,286		70,361
Amounts receivable under reverse repurchase agreements of government and corporate securities		98,401		2,460
Receivable from Argentine Government compensatory and hedge bonds (Note 2.2)		—		255,173
Other (Note 11)		865,070		745,758

		3,466,492		3,799,402
Plus: Accrued interest receivable		8,442		10,028
Less: Allowance for loan losses (Note 10)		(55,373)		(18,490)

		3,419,561		3,790,940

Investments in other companies		66		66

Miscellaneous receivables (Note 12)		1,287,077		454,527

Bank premises and equipment (Note 13)		106,905		111,064

Miscellaneous assets (Note 14)		16,201		14,278

Intangible assets (Note 13)		63,561		60,196

In-process items		1,560		1,133

Total Assets	Ps.	11,909,440	Ps.	10,572,332

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (Continued)

As of June 30, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2009		2008
LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES
Deposits
Checking accounts	Ps.	68,853	Ps.	40,287
Saving accounts		215,598		178,062
Time deposits		3,019,774		1,657,346
Other deposit accounts		62,695		32,390

		3,366,920		1,908,085
Plus: Accrued interest payable		45,310		18,228

		3,412,230		1,926,313
Other liabilities from financial transactions
Other banks and international entities (Note 17)		96,549		61,072
Bonds (Note 18)		2,989,203		3,210,224
Argentine Central Bank (Note 16)		20,697		239,104
Amounts payable under derivative financial instruments (Note 21)		999,458		975,606
Borrowings under repurchase agreements collateralized by government securities		1,113,288		955,173
Obligation to return securities acquired under reverse repurchase agreements of government and private securities		96,543		3,142
Collections and other transactions on behalf of third parties		15,376		69,600
Other		153,054		116,286

		5,484,168		5,630,207
Plus: Accrued interest payable		67,168		66,574

		5,551,336		5,696,781
Miscellaneous liabilities
Taxes		23,421		11,561
Sundry creditors (Note 23)		56,662		44,958
Other (Note 23)		25,921		22,701

		106,004		79,220

Reserve for contingencies (Note 15)		138,971		182,428

In-process items		1,281		2,481

Minority interests		36,881		33,375

Total Liabilities		9,246,703		7,920,598

SHAREHOLDERS’ EQUITY

Common stock		1,428,900		1,500,000
Treasury stock		105,091		—
Inflation adjustment of common stock		683,124		717,115
Reserves		397,908		143,912
Retained earning		47,714		290,707

Total Shareholders’ Equity		2,662,737		2,651,734

Total Liabilities and Shareholders’ Equity	Ps.	11,909,440	Ps.	10,572,332

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2009		2008		2007
Financial income
Interest on loans and other receivables from financial transactions	Ps.	938,895	Ps.	485,931	Ps.	547,246
Income from government and corporate securities		75,037		204,973		330,598
Other		2,227		5,687		4,376

		1,016,159		696,591		882,220

Financial expenses
Interest on deposits and other liabilities from financial transactions		573,582		527,924		354,969
Contributions and taxes on financial income		41,726		22,769		19,697

		615,308		550,693		374,666
Provision for loan losses (Note 10)		209,844		149,861		43,673
Income from services
Insurance premiums		107,946		97,899		76,999
Commissions (Note 24)		168,570		131,068		64,044
Other (Note 24)		112,337		60,474		19,318

		388,853		289,441		160,361

Expenses for services
Insurance claims		10,517		7,870		7,172
Commissions (Note 24)		105,612		85,719		64,653
Contributions and taxes on income from services		11,117		6,354		3,179

		127,246		99,943		75,004

Administrative expenses
Salaries and social security contributions		222,559		160,618		111,364
Advertising expenses		7,880		16,350		20,914
Value added tax and other taxes		19,757		21,763		16,987
Directors’ and Syndics’ fees		8,965		5,726		17,541
Fees for administrative services		77,249		74,598		37,744
Maintenance and repairs		9,657		7,573		4,938
Electricity and communications		18,794		16,584		10,885
Depreciation of bank premises and equipment		14,366		11,506		6,695
Rent		14,197		11,484		4,803
Other		62,847		62,258		38,942

		456,271		388,460		270,813

Net (loss) income from financial transactions	Ps.	(3,657)	Ps.	(202,925)	Ps.	278,425

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME – (Continued)

For the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2009	2008	2007
Miscellaneous income
Penalty interest	11,269	6,749	6,437
Loans recoveries	125,612	153,983	220,745
Other (Note 25)	33,224	23,341	4,642

	170,105	184,073	231,824

Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	44,671	11,155	127,046
Other (Note 25)	56,282	20,267	23,398

	100,953	31,422	150,444

Income (loss) before income taxes and minority interests	65,495	(50,274)	359,805

Income taxes (Note 27)	11,512	3,734	1,007
Minority interests	(3,520)	(5,554)	(907)

Net income (loss) for the period	50,463	(59,562)	357,891

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Common stock (Note 29)		Paid in capital		Treasury stock (Note 29)		Inflation adjustment of common stock (Note 29)		Reserves				Retained earnings / (Accumulated deficit)		Total shareholders’ equity
									Legal (Note 29)		Voluntary (Note 29)
Balance as of June 30, 2006	Ps.	1,500,000	Ps.	1	Ps.	—	Ps.	1,797,623	Ps.	1,022,078	Ps.	169,608	Ps.	(2,135,905)	Ps.	2,353,405

Absorption of accumulated deficit approved by the General Shareholders’ Meeting held on July 21, 2006		—		(1)				(1,080,508)		(1,022,078)		(169,608)		2,272,195		—

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 12, 2007 – Legal Reserve		—		—				—		68,868		—		(68,868)		—

Net income for the period		—		—				—		—		—		357,891		357,891

Balance as of June 30, 2007	Ps.	1,500,000	Ps.	—	Ps.	—	Ps.	717,115	Ps.	68,868	Ps.	—	Ps.	425,313	Ps.	2,711,296

Retained earnings distribution approved by the General Shareholders’ Meeting held on May 23, 2008 – Legal Reserve		—		—				—		75,044		—		(75,044)		—

Net loss for the period		—		—				—		—		—		(59,562)		(59,562)

Balance as of June 30, 2008	Ps.	1,500,000	Ps.	—	Ps.	—	Ps.	717,115	Ps.	143,912	Ps.	—	Ps.	290,707	Ps.	2,651,734

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 29, 2009 – Legal Reserve		—		—				—		253,996		—		(253,996)		—

Board Meeting 243 held on January 21, 2009														(39,460)		(39,460)

Treasury stock (Note 29.a.)		(71,100)				105,091		(33,991)		—		—		—		—

Net income for the period		—		—				—		—		—		50,463		50,463

Balance as of June 30, 2009	Ps.	1,428,900	Ps.	—	Ps.	105,091	Ps.	683,124	Ps.	397,908	Ps.	—	Ps.	47,714	Ps.	2,662,737

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2009		2008		2007
Cash flows from operating activities:
Net income (loss)	Ps.	50.463	Ps.	(59,562)	Ps.	357,891
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		254,515		161,016		170,719
Net gain on investment government securities		(52,145)		(94,929)		(138,070)
Gain on derivative financial instruments		(43,550)		(112,934)		(81,935)
Depreciation and amortization		26,937		19,254		10,000
Net gain on sale of premises and equipment and miscellaneous assets		(16,581)		(5,775)		(2,806)
Net Indexing (CER and CVS) of loans and deposit		89,626		69,112		137,689
Net Interest and indexing (CER) of borrowings and compensations from Argentine Central Bank		36,766		26,860		9,614
Loss on sale of the equity investment		—		—		16,466
Minority interest		3,520		5,554		907
Net change in trading investments		(581,347)		392,838		64,271
Net reverse repurchase agreements of government and corporate securities		207,041		(180,839)		(29,192)
Net change in other assets		(1,086,227)		171,676		(301,530)
Net change in other liabilities		(186,617)		(141,733)		(120,038)

Net cash (used in) provided by operating activities		(1,297,599)		250,538		93,986

Cash flows from investing activities:
Increase/(Decrease) in loans, net		17,681		(920,684)		(1,149,879)
Proceeds from securitization of consumer loans		—		50,514		117,115
Proceeds from maturities of investments		535,131		499,116		540,669
Sales of investments in other companies		—		—		9,272
Proceeds from sale of premises and equipment		4,887		5,468		21,463
Purchases of premises and equipment, miscellaneous and intangible assets		(33,552)		(57,421)		(66,427)

Net cash provided by (used in) investing activities		524,147		(423,007)		(527,787)

Cash flows from financing activities:
Increase in deposits, net		1,458,835		1,043,585		254,477
Proceeds from issuance of bonds, notes and other long term debts		—		—		461,205
Principal payments on bonds, notes, and other debts		(221,987)		(293,316)		(442,359)
Increase/(Decrease) in borrowings, net		36,443		(254,193)		159,086

Net cash provided by financing activities		1,273,291		496,076		432,409

Net increase/(decrease) in cash and cash equivalents		499,839		323,607		(1,392)
Cash and cash equivalents at the beginning of the period		647,691		327,673		327,856
Effect of foreign exchange changes on cash and cash equivalents		80,371		(3,589)		1,209

Cash and cash equivalents at the end of the period	Ps.	1,227,901	Ps.	647,691	Ps.	327,673

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	27,588	Ps.	5,965	Ps.	69,366
Cash paid for presumptive minimum income tax		18,765		26,197		15,432
Non-cash transactions involving securitizations		—		8,914		28,757

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2009 are as follows:

Issuing Company	% of participation
BHN Sociedad de Inversión Sociedad Anónima	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%
BACS Banco de Crédito y Securitización Sociedad Anónima	70.00%
BH Valores Sociedad de Bolsa SA	100.00%

All significant intercompany accounts and transactions have been eliminated in consolidation.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

d. Presentation of financial statements in constant argentine pesos

The financial statements have been adjusted for inflation in conformity with the guidelines set in Communication “A” 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution N° 388 of the Argentine Central Bank’s Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication “A” 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation in accordance with the rules issued in due time by the Argentine Central Bank using the adjustment coefficient derived from the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication “A” 3921 of the BCRA, the restatement of the financial statements was discontinued as from March 1, 2003.

2. Economic and social situation prevailing in Argentina

2.1 Current economic situation

Over the last months of 2008, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. This situation is gradually reverting during 2009.

As regards Argentina, and after June 30, 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates. In particular, the securities issued by National Government are showing a significant recovery in value during 2009.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

The Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

•

National Government Compensating Bond in US dollars, due 2012: Compensatory bond - difference between assets and liabilities converted into pesos at Ps. 1.00, for the exchange rate difference of Ps. 0.40, converted into pesos at the Ps. 1.40 =US$ 1 rate: US$ 374,647 thousand (consolidated amount).

•	National Government Hedge Bond in US dollars, due 2012: Hedge Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$ 845,729 thousand (consolidated amount).

In September 2002 and October 2005 the Argentine Central Bank credited US$ 356,015 thousand and US$ 16,761 thousand in BODEN 2012, respectively, as compensation (consolidated amount).

Between September 2005 and January 2006, hedge BODEN 2012 for US$ 773,531 thousand were subscribed.

On June 26, 2009 the remaining subscription of hedge bonds and of their detached coupons took place and Banco Hipotecario and BACS subscribed an original nominal value of US$ 72,196 thousand. As of June 30, 2009 there was no amount of hedge bond to be received pending of delivery.

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

On November 21, 2007, National Congress through Law N° 26313, established a mandatory procedure for restructuring mortgage loans included in Section 23 of Law 25798, pursuant to the guidelines of Law 26177. For such purpose, a new calculation of some mortgage loans originated by the former Banco Hipotecario Nacional before April 1, 1991 was established. On December 19, 2008, through Decree 2107/08 the government issued regulations explaining its application. This law applies only to

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

non-performing mortgage loans granted before April 1, 1991 and requires a new balance calculation for loans affected. Banco Hipotecario SA, as legal successor to the former Bank, has estimated that it has enough loan allowances to face possible negative economic effects that could arise from this situation.

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

After January 14, 2004, the settlement date of the transaction, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At June 30, 2009, the face value of the obligations exchanged amounted to US$ 8,995 thousand and Euro 10,695 thousand.

At the date of these financial statements, the Bank had honored the total amount of amortization and interest according to the contractual terms.

4. Exposure to the Public Sector

As of June 30, 2009, the Bank maintains Ps. 2,941,494, in government-related assets:

a)	Government securities for Ps. 962,180 (excluding Argentine Central Bank Bills).

b)	Loans to the national, provincial and municipal governments for Ps. 75,510.

c)	Other receivables for financial transactions for Ps. 1,271,929 to BODEN 2012 of which Ps. 1,242,426 corresponds to repo transactions and Ps. 29,503 corresponds to OCT transactions.

d)	Miscellaneous receivables of Ps. 631,875 related to BODEN 2012 of which Ps. 19,410 deposited as collateral for the currency swap transaction and Ps. 612,465 are given as collateral for repo transactions.

As of June 30, 2009, the Bank has Ps. 20,654 in advances to be requested from Argentine Central Bank for the acquisition of the Hedge Bond (BODEN 2012).

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps. 2,920,840 and Ps. 2,526,723 at June 30, 2009 and 2008, respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On January 30, 2009, Global 08 Guaranteed Loans for a face value of 226,310,100 were tendered under the debt exchange contemplated under Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, and BONAR in Argentine Pesos Badlar + 275 bps. 2014 for a face value of 705,803,810 were received, whose acquisition cost was Ps. 369,304, which were valued as mentioned in Note 5.2. The above mentioned guaranteed loans had been purchased from Deutsche Bank on January 29, 2009.

As of June 30, 2009 the Bank’s exposure to the public sector represents 24.5% of its total assets.

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

5.2. Government and Corporate Securities

Held for investment

BODEN US$ 2012 received as compensatory bonds, are recognized at their technical value (the adjusted balance of each instrument according to contractual conditions), in accordance with the rules issued by the BCRA.

The government securities are reclassified as “Investment Securities” have been recognized at their carrying value as of September 30, 2008, and they increase monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

The Bonds received in exchange for debt as resolved by Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, BONAR in Argentine Pesos Badlar + 275 bps. 2014, are classified in “Investment Securities”, have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

Held for trading – quoted

Securities classified as “held for trading – quoted” are marked to market, at the Buenos Aires Stock Exchange spot quotation, and any changes in their market value is recognized as a gain or loss in the consolidated income statement.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Held for trading – unquoted

Secured Bonds (“BOGAR”) issued by the Provincial Government within the framework of Decree 1579/02 are recorded at their average book value (for those securities that would be used as collateral for the subscription of Hedge Bonds, as of June 30, 2008) or the higher value arising from comparing the listed value as of the measurement date and the book value as of January 31, 2009, net of contra accounts and financial services collected since such date (for the other securities) as required by the BCRA.

Discount Bonds exchanged for sovereign debt have been recorded at the lower of (a) the aggregate nominal cash flow until maturity, under the contractual conditions of the new securities, and (b) the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds.

The unlisted Government securities, Argentine Central Bank debt instruments and corporate securities have been recognized at the acquisition cost subject to an exponential increase based on the internal rate of return.

5.3. Loans

The portfolio of performing loans and loans with 90 days or less past due, has been recorded at principal amounts, net of amortization, adjusted by CER, and CVS, where applicable, plus accrued interest and net of allowance for loan losses.

Other loans to the public sector has been recorded at their net book value as of January 31, 2009, net of contra accounts and financial services collected after that date.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Interest is recognized on a cash basis on past due loans of more than 90 days, after reducing the balance of accrued interest.

5.5. Derivative Financial Instruments

Currency swap are valued on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or Pesos plus CER, as applicable, minus the accrual of interest payable in US dollar (both derived from the current coupon of the swap).

Interest rate swaps to hedge against the rate risk attached to liabilities accruing fixed interest rates and assets accruing variable interest rates are valued on the basis of the net asset or liability derived from the accrual of interest receivable (on a fixed interest rate basis) minus the accrual of interest payable (on a variable interest rate basis), both derived from the current coupon of the swap.

At June 30, 2008, the CER swap, linked to Secured loans due in 2008 and External Debt transaction, has been recorded in accordance with unsettled balances of the agreed upon lending and borrowing interests rates (Note 21.6).

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

5.7. Allowance for Loan Losses

Allowances for loan losses recorded at June 30, 2009 and 2008, cover the minimum reserves required by the BCRA, which consist of the debtors payment capacity and cash-flows analysis for commercial loans and clients aging for consumer loans, and were calculated considering the accounting policies adopted for certain refinanced consumer loans and the changes in certain estimates related to the loan portfolio.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of the individual project financed by the Bank.

As a result of the policies adopted, and in line with BCRA rules, at June 30, 2009 and 2008 the Bank has recorded in memorandum accounts Ps. 923,644 and Ps. 836,993, respectively, for loans charged off from the Bank’s assets three months after the date on which those loans were fully reserved.

Through Communications “4648”, supplementary rules and amendments, the BCRA established new application regulations for the classification and provisioning of refinanced consumer loan portfolios. For such purpose, as from November 27, 2007, consumer loans refinancing will generate the freezing

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

of the debtor classification and provision before refinancing. Furthermore, as from March 1, 2008, the aforementioned regulations are in force, and their main effects are the following: i) the classification of refinanced loans is maintained for three installments (or until collection of an equivalent amount), ii) the improvement of the situation of the refinanced client is based on paid installments (periodical, monthly or quarterly payment financing) or on the percentage of paid capital (sole payment financing or periodical payment, when over two months or irregular payment), iii) timely payment of the refinanced payments (or default of no more than 31 days) is a requirement for improving the situation, iv) advance payments and/or prepayments to access refinancing or after it are calculated in equivalent “installments” to measure the possibility of improving the client’s situation and v) in case the refinanced client shows arrears of more than 31 days, the “theoretical default” days are determined by adding the number of days in default in refinancing and minimum default in the category the debtor had at the time of refinancing, and based on these theoretical default days, he or she will be reclassified in the category corresponding to said default, as if it was real.

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps.1,181 and Ps.10,513 as of June 30, 2009 and 2008, respectively.

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

All the loans in trust at June 30, 2009 are held in a trust where the Bank is the only beneficiary and are not intended to be securitized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

5.13. Other Financial Instruments

In order to offset the CER index-adjustable foreign currency assets and liabilities the Bank enter into several repurchase agreements with certain international entities, which, in aggregate amounted to US$ 675,950 of face value of BODEN 2012.

Underlying assets of repurchase agreements with BODEN 2012 have been recorded following the criteria mentioned in the first paragraph of Note 5.2. Government and Corporate Securities – Held for Investment.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2009, the Bank recorded Ps. 45,878 (asset position) as reverse repurchase agreements involving government securities.

5.14. Miscellaneous receivables

BODEN 2012 deposited as collateral, have been valued following the criteria described in the mentioned in the first paragraph of Note 5.2. Government and Corporate Securities – Held for Investment.

5.15. Minority interest

The breakdown of supplementary equity interests recorded in “Minority interests” in the accompanying consolidated balance sheets is as follows:

	%	June 30
		2009		2008
BHN Sociedad de Inversión SA	0.01%	Ps.	1	Ps.	1
BACS Banco de Crédito y Securitización SA	30.00%	Ps.	36,880	Ps.	33,374
Total		Ps.	36,881	Ps.	33,375

5.16. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2009, 2008 and 2007, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.20. Personnel benefits

The Bank has set up provisions recorded at the present value of the remaining payment for its employees’ retirement plans.

5.21. Reclassifications

Certain balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2009 presentation.

5.22. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

5.23. Reserve for contingencies

Reserve for contingencies are recorded when is probable and the amount of loss can be reasonably estimated. The Bank records them in Reserve for contingencies, under Liabilities. These reserves cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc.

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

Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2009 and 2008, the Bank carries the government securities received and to be received in the “Government Securities”, “Miscellaneous receivables” and “Other Receivables for financial transactions” captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02 and recorded at their technical value.

Under Argentine GAAP, those assets should be marked to market with the resulting gain or loss reflected in the income statement, unless the Bank demonstrates the ability and the intention to maintain these securities upon maturity.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

c) Secured Bonds and other government securities

As established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at June 30, 2009 and 2008 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued those assets at the lower of present or technical value, as established by the BCRA, except for those granted as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02, as of June 30, 2008 which was recorded at their technical value. Under Argentine GAAP, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period or fiscal year, except there is a possibility and intention to carry them until maturity.

Discount Bonds have been recorded at the lower of (a) the aggregate nominal cash flow until maturity, under the contractual conditions of the new securities, and (b) the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds. Under professional accounting standards, those bonds should be valued at their quotation value less estimated selling expenses.

The Bonds received in exchange for debt as resolved by Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, BONAR in Argentine Ps. Badlar + 275 bps. 2014, classified in “Investment Securities”, have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value. Under professional accounting standards those bonds should be value at their quotation value less estimates selling expenses.

d) Derivatives

Under Argentine Banking GAAP, derivatives financial instruments have been valued according to the criterion described in Note 5.5. Under Argentine GAAP, the derivatives financial instruments must be recorded at fair value.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

f) Financial Trusts

Under Argentine Banking GAAP, the certificates of participation in financial trusts have been valued according to the equity method of accounting. In addition, debt securities issued by the trust are recorded at face value, adjusted by CER, when applicable, plus accrued interest and less the negative amount of the equity method applied to the certificates of participation, when applicable. Under Argentine GAAP the certificates of participation and debt securities must be recorded at the lesser of the amortized cost and the fair value.

g) Commissions, Interest and Costs related to Loans and Credit Cards

Pursuant to Argentine GAAP, certain items for commissions, fees, charges and costs incurred in connection with loans or credit cards, should be capitalized according to future income. This criterion is not applied under Argentine Banking GAAP.

7. Restricted Assets

At June 30, 2009, the Bank has deposited Ps. 235,454 (in US$) and BODEN 2012 for Ps. 631,875 as collateral for the currency swap and repo transactions. At June 30, 2008, the Bank has deposited BODEN 2012 for Ps. 131,548 as collateral for the currency swap transaction.

As of June 30, 2009, the Bank maintains deposits amounting to Ps. 122,987 in NOBAC and Ps. 29,503 in BODEN 2012 as collateral for OTC transactions.

As of June 30, 2009, BACS Banco de Crédito y Securitización SA maintains deposits to Ps. 22.208 in BOGAR and Mortgage loans, as collateral for the advance received from Central Bank.

As of June 30, 2009, the Bank has judicial deposits for Ps. 5,293 and US$ 3,596 thousand as down payment and price balance for the purchase of a real property previously owned by LUA Seguros, sold in a judicial auction conducted as part of the liquidation proceedings of the referred company, until a nullity claim is resolved upon.

As of June 30, 2009, Mercado de Valores de Buenos Aires SA’s share belonging to BH Valores SA Sociedad de Bolsa (ex-Hexagon Argentina SA Sociedad de Bolsa) is pledged on behalf of Chubb Argentina de Seguros SA.

On July 07, 2006, BACS Banco de Crédito y Securitización SA assigned Senior trust debt securities of the BACS III Mortgage Trust as collateral under the “Warehousing Credit Line Agreement” executed with International Finance Corporation.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table shows the development of such balances for each swap transaction:

Transaction	30/06/2008		30/06/2009		30/09/2009
	US$	BD 2012 (Face Value)	US$	BD 2012 (Face Value)	US$	BD 2012 (Face Value)
Swaps Euro/US$	—	18.675	12.425	7.675	12.425	—
Swaps CER/US$	—	32.063	10.750	5.963	10.750	—
Swap PG	—	18.000	—	—	—	—

Total	—	68.738	23.175	13.638	23.175	—

Total in pesos	—	131.548	87.955	19.410	89.056	—

8. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2009		2008
Held for investment
BODEN 2012- Compensatory bond (denominated in US$) (*)	Ps.	263,780	Ps.505,797
Argentine government bonds (denominated in Pesos)		431,173	—
Held for Trading
- Quoted
Argentine government bonds (denominated in Pesos)		41,700	111,795
Argentine government bonds (denominated in US$)		121,212	—
Corporate equity securities (denominated in Pesos)		26,913	85,497
Argentine Central Bank bills - Lebacs (denominated in Pesos)		360,110	117,879
Corporate equity securities (denominated in US$)		33,776	40,638
- Unquoted
National and Guaranteed government bonds (denominated in Pesos)		204,415	229,998

Total	Ps.	1,483,079	Ps.1,091,604

(*)	As of June 30, 2009 and 2008 the bank has registered Ps.1,874,301 and Ps.1,564,749, respectively, in Other receivables from financial transactions and in Miscellaneous receivables corresponding to repo and currency swap transactions.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

9. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

•	Mortgage loans:

•	Construction project loans - loans made to various entities for the construction of housing units

•	Individual residential mortgage loans - mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

•	Other loans:

•	Certain financial and non-financial sector loans including loans to credit cardholders and to individuals

•	Public Loans – loans to National Government and Provinces

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2009		2008
Non-financial public sector	Ps.	73,455	Ps.	95,002
Financial sector		5,625		28,798
Non-financial private sector
With preferred guarantees (a)		2,081,545		2,206,943
Without preferred guarantees (b)		2,325,453		2,236,086
Accrued interest receivable		53,164		48,555
Reserve for loan losses (see Note 10)		(235,713)		(214,551)

Total	Ps.	4,303,529	Ps.	4,400,833

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)	Includes personal loans for Ps. 580,892 and Ps. 839,640, credit cards loans for Ps. 879,535 and Ps. 766,415, overdraft facilities Ps. 345,229 and Ps. 261,651 and other loans for Ps. 519,797 and Ps. 368,380, as of June 30, 2009 and 2008, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

10. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

a) Loans:

	June 30,
	2009		2008
Balance at beginning of period	Ps.	214,551	Ps.	136,120
Provision charged to income		209,844		147,656
Loans charged off		(188,682)		(69,225)

Balance at end of period	Ps.	235,713	Ps.	214,551

b) Loans in trust pending securitization (Note 5.9):

	June 30,
	2009		2008
Balance at beginning of period	Ps.	16,162	Ps.	34,684
Provision charged to income		—		2,205
Loans charged off		—		(20,727)

Balance at end of period	Ps.	16,162	Ps.	16,162

11. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2009		2008
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	529,833	Ps.	718,139
Unsecured guarantees (1)		2,945,101		3,091,291

Subtotal		3,474,934		3,809,430
Less: Allowance for losses		(55,373)		(18,490)

Total	Ps.	3,419,561	Ps.	3,790,940

(1)	Includes Ps.1,288,305 and Ps.1,433,201 of Securities receivables under repurchase agreements of BODEN 2012 and Ps.1,153,430 and Ps.1,292,449 of Amounts receivable under derivative financial instruments, as of June 30, 2009 and 2008.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2009		2008
Subordinated mortgage-backed bonds	Ps.	295,692	Ps.	214,745
Certificates of participation		178,085		180,860
Bonds held in the Bank’s portfolio (1)		111,987		164,856
Treasury shares receivable (See Note 29)		—		80,343
Bonds unquoted		64,786		—
Collateral for OTC transactions		152,490		69,578
Other		62,030		35,376

Total	Ps.	865,070	Ps.	745,758

(1)	The Bank carries long-term Negotiable Obligations for Ps. 83,361 and Ps. 119,778 as of June 30, 2009 and 2008, respectively, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

12. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2009		2008
Withholdings, credits and prepaid income tax	Ps.	9,665	Ps.	5,926
Receivables from governmental entities		596		488
Recoverable expenses, taxes, and advances to third parties		60,017		3,421
Attachments for non-restructured ON		50,765		66,475
Guarantee deposit (1)		867,329		131,548
Presumptive minimum income – Credit tax (Note 28)		122,850		104,085
Receivables from master servicing activities		10,111		6,196
Other Directors fees		2,044		1,367
Loans to Bank staff		93,393		73,691
Other		73,339		64,498

Subtotal		1,290,109		457,695
Less: Allowance for collection risks		(3,032)		(3,168)

Total	Ps.	1,287,077	Ps.	454,527

(1)	As of June 30, 2009 guarantee deposits comprised Ps. 235,454 (in US$) and Ps. 631,875 to BODEN 2012 granted as collateral to deposit securing financial agreements. As of June 30, 2008, these deposits comprised Ps. 131,548 to BODEN 2012.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

13. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2009		2008
Land and buildings	Ps.	106,679	Ps.	106,479
Furniture and fixtures		26,337		24,947
Machinery and equipment		73,442		68,943
Other		3,057		3,023
Accumulated depreciation		(102,610)		(92,328)

Total	Ps.	106,905	Ps.	111,064

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2009		2008
Third parties fees, re-engineering, restructuring and capitalized software costs		63,561		60,196

Total	Ps.	63,561	Ps.	60,196

14. Miscellaneous assets

Miscellaneous assets consists of the following as of the end of each period:

	June 30,
	2009		2008
Properties held for sale	Ps.	13,384	Ps.	11,622
Assets leased to others		4,862		5,977
Other		5,200		4,667
Accumulated depreciation		(7,245)		(7,988)

Total	Ps.	16,201	Ps.	14,278

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

15. Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2009		2008
Legal Contingencies (1)	Ps.	96,641	Ps.	86,328
Incurred but not reported and pending insurance claims (2)		1,181		10,513
Contingency risks (3)		30,759		32,380
Tax Provision		10,390		6,073
Stock Appreciation Rights (StAR)		—		34,367
Directors Compensation Plan		—		12,767

Total	Ps.	138,971	Ps.	182,428

(1)	Includes legal contingencies and expected legal fees.
(2)	As of June 30, 2009 and 2008, it is composed of: Debts to insured for Ps. 1,181 and Ps. 1,900 (outstanding claims for Ps. 559 and Ps. 1,284, IBNR for Ps. 622 and Ps. 616), and, technical commitments for Ps. 163 (pending risks for Ps.163, without generating charges against the reserve for insufficient premiums), and Catastrophe Allowances for Ps. 8,450, both for June 30, 2008.
(3)	Comprised of:

	June 30,
	2009		2008
Contingency sale of non-performing mortgage portfolio	Ps.	364	Ps.	1,000
Retirement plans		28,146		29,131
Municipality guarantee fund		2,249		2,249

Total	Ps.	30,759	Ps.	32,380

16. Other Liabilities from Financial Transactions - Argentine Central Bank

The amounts outstanding corresponding to the Argentine Central Bank debt and advances, as of the end of twelve month periods are as follows:

	June 30,
	2009		2008
Advances to be requested for the acquisition of the Hedge bond (1)	Ps.	20,654	Ps.	239,064
Other		43		40

Total	Ps.	20,697	Ps.	239,104

(1)	Accrued interest plus CER amounted to Ps.11,623 and Ps.137,989 at June 30, 2009 and 2008, respectively. Includes CER plus interest at 2% until February 3, 2003.

The Bank has been paying the advances to be requested for the acquisition of the Hedge bond for a face value of US$ 832,825 thousand.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

17. Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

	Annual interest rate	Maturity date	June 30,
Description			2009	2008
Warehousing Credit Line Agreement with IFC	8.60%	2009	46,341	42,360
Interbank loans in pesos	8.75%	2009	50,208	18,712

Total			96,549	61,072

On January 17, 2006 BACS Banco de Crédito y Securitización SA executed a Warehousing Credit Line Agreement with International Finance Corporation. Under this agreement IFC grants the Bank line of credit for up to of US$ 50,000 thousand in two tranches of US$ 25,000 thousand for a term of three years. This debt was canceled on July 15, 2009.

18. Other Liabilities from Financial Transactions - Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

	Issue date	Maturity date		Annual interest rate	June 30,
					2009	2008
EMTN (CHA)
Series III (US$ 100,000 thousand)	07/08/96	07/08/06	a	10.625%	—	272
GMTN
Series I (US$ 300,000 thousand)	17/04/98	17/04/03	a	10.000%	7,864	10,322
Series VI (US$ 135,909 thousand)	15/03/99	15/03/02	a	12.250%	—	454
Series XVI (US$ 125,000 thousand)	17/02/00	17/02/03	a	12.625%	18,763	16,418
Series XVII (EURO 100,000 thousand)	27/03/00	27/03/02	a	9.000%	53	2,907
Series XXIII (EURO 150,000 thousand)	06/02/01	06/02/04	a	10.750%	14,235	13,682
Series XXIV (US$ 107,000 thousand)	15/03/02	15/03/05	a	9.000%	261	5,747
Series XXV (EURO 165,700 thousand)	15/03/02	15/06/05	a	8.000%	5,355	5,461
Long term bond (US$ 449,880 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	445,960	478,108
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	808,269	895,838
Series 4 (US$ 150,000 thousand)	16/11/05	16/11/10	a	9.750%	137,509	328,004
Series 4-Trnache II (US$ 100,000 thousand)	26/01/06	16/11/10	a	9.750%	379,259	302,061
Series 5 (US$ 250,000 thousand)	27/04/06	27/04/16	a	9.750%	905,604	745,242
Series 6 (US$ 150,000 thousand)	21/06/07	21/06/10	a	11.250%	266,071	405,708

					2,989,203	3,210,224

(a)	fixed interest rate
(b)	variable interest rate

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The contractual maturities of bonds are as follows as of June 30, 2009:

Past due (*)	Ps.	46,531
June 30, 2010		516,917
June 30, 2011		767,614
June 30, 2012		250,846
June 30, 2013		250,846
Thereafter		1,156,449

Total	Ps.	2,989,203

(*)	Debtors who did not accept the restructuring process.

The General Shareholders’ Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

19. Prepayment of financial debt

On March 23, 2009, the Bank launched an offer to purchase in cash US dollar-denominated Negotiable Obligations due in 2010 for a principal amount of up to US$ 85,850 thousand and Argentine Peso-Linked Notes due in 2010 for a principal amount of US$ 53,772 thousand. The tender offer expired on April 23, 2009. As a result of this transaction, securities were bought back for US$ 16,424 thousand and US$ 9,690 thousand in connection with the Bank’s US dollar Negotiable Obligations and Argentine Peso-Linked Notes, respectively. Regarding to the tender offer of these series of Notes the Bank recognized a gain of Ps. 36,154.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

21. Derivative Financial Instruments

The Bank has carried out its financial risk management through the subscription of several derivative financial instruments. The following are the financial trusts outstanding as of June 30, 2009 and 2008:

Type of Contract	Notional Amount	Net Book Value Asset/(Liabilities)(a)		Amounts of Gain or (Loss) (b)		Fair Value
	2009	2009	2008	2009	2008	2009	2008
Cross Currency Swap (1) (c)	1,106,461	114,970	209,619	1,799	5,563	75,217	157,051
Credit Currency Swap (2) (c)	390,896	40,921	112,046	(11,677)	28,172	23,582	36,751
Interest Rate Swap (3) (d)	115,000	(183)	(420)	(2,049)	1,545	(5,826)	(12,217)
Futures (4) (c)	1,637,487	—	—	54,637	(58,419)	—	—
Currency Swap Contract (5) (c)	48,300	(1,510)	(539)	(1,830)	(551)	(1,510)	—
CER Swap Linked to Secured Loans and External Debt (6) (e)	—	—	1,217	—	—	—	(44,279)
Forward Contract (7) (c)	—	—	(206)	—	(390)	—	(4,189)

(a)	Balance Sheet location: Assets: “Other receivable from financial transactions – Amounts receivable under derivative financial instruments”. Liabilities: “Other liabilities from financial transactions – Amounts payable under derivative financial instruments”.
(b)	Statements of Income location: Gain: “Financial Income – Interest on loans and other receivables from financial transactions”. Loss: “Financial Expenses – Interest on deposits and other liabilities from financial transactions”.
(c)	Underlying: Foreign currency.
(d)	Underlying: Interest rate.
(e)	Underlying: Government securities.

1.	Cross Currency Swaps: Cross currency swaps were carried out in order to reduce the volatility of the Bank’s results derived from variations in the Euro quotation, in view of the net liability position of that currency, stemming from the restructuring of Euro-denominated negotiable obligations. Through these transactions, the Bank receives Euros, in exchange for a certain amount of US dollars, guaranteed with BODEN 2012. The Bank records the changes in the assets and liabilities position in Euros and US dollars plus the corresponding interest rate. Within this framework, the following transactions have been carried out:

•	On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract for Euros 125,010 thousand which due date shall be December 1, 2013.

•	On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract for Euros 58,338 thousand which due date shall be December 1, 2013.

•	On July 25, 2007, the Bank and Deutsche Bank AG executed a currency swap contract for Euros 25,002 thousand which due date shall be December 1, 2013.

The net book value as of June 30, 2009 amounts of Ps. 114,970.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

The net book value as of June 30, 2009 amounts of Ps. 40.921.

3.	Interest rate swaps: In order to partially cover the issuance of debt at fixed rate and giving consideration to the holdings of floating rate NOBAC, interest rate swap agreements have been subscribed through which the Bank receives a fixed rate (established in 9.35% and 10.20%) and pays a variable rate BADLAR. The due date of the last of these transactions shall be June 2010.

The net book value as of June 30, 2008 amounts of Ps. (183).

4.	Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

5.	On July 17, 2006, BACS entered into a currency swap contract with a local Financial Entity. According to this transaction, the Bank receives argentine pesos adjusted by CER on a notional principal of Ps. 48,300 and pays interest fixed rates of 12.3% without transfer of principal on each due date. On June July 17, 2009 this transaction was settled.

The net book value as of June 30, 2009 amounts of Ps. (1.510).

6.	CER Swap linked to Secured Loans due 2008 and External Debt: On February 23, 2007, as amended on August 8, 2008, the Bank entered into a currency swap contract with Deutsche Bank AG applying local legislation through which on an initial notional principal of Ps. 621,496 adjusted by CER an annual 4% rate is paid and an annual 4% annual rate with monthly exchanges is received. Amortization shall be carried out in 6 half-yearly installments as from June 2009, the last installment falling due on December 2011. The Swap’s objective is to adjust performance curves of Secured Loans adjusted by CER with local legislation and sovereign bonds with foreign legislation.

On January 29, 2009, the parties terminated this transaction by mutual agreement, without such termination qualifying as an early termination or other termination event contemplated in the agreements executed between them, the consideration payable between the parties being null, with no effects in the shareholders’ equity. Part of the collateral under this transaction was restituted to the Bank, whereas the remaining collateral was reassigned to other derivative transactions.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Through memorandum N° 50/08 and 52/08, the BCRA’s board of inspectors made certain observations to the Swap PG08 transaction, as it noted certain regulatory non-compliances and their effect on the minimum capital requirements and credit risk fractioning prudential ratios incurred from the amendment dated August 8, 2008 until such transaction concluded on January 29, 2009. As a result, on August 7, 2009 the Board of Directors resolved to increase the minimum capital requirement by Ps. 2,047,289 on account of counterparty and public sector fractioning risk for a period of 5 months expiring on November 30, 2009. This situation resulted in a shortfall in the minimum regulatory capital of Ps. 562,052 as of September 30, 2009.

7.	Forward contracts: In order to balance its foreign currency global position, the Bank carried out forward transactions under which it commits to receive US dollars and deliver pesos. Within this framework, on March 23, 2006, the Bank and Deutsche Bank AG entered into a currency swap contract involving US$ 100,000 thousand and Ps. 307,500. The maturity date is March 23, 2046. On June 22, 2009 this transaction was settled.

Through memorandums N° 48/08, 52/08 and Note 313/ 48 /09 from the BCRA’s Financial and Exchange Institutions Superintendency, certain observations were raised regarding the valuation criteria applied to some of the derivative instruments mentioned above. According to the Superintendency, these derivative instruments should be valued at fair value according to the criteria required by the Professional Accounting Standards. This position is not shared by this Bank, as was stated by it in its responses to the referred memorandums. As of June 30, 2009 the effect to recorded these derivatives instruments at fair value amounted Ps. 57,092. As of the date of these financial statements the Entity is drafting its response the last note referred to above. Accordingly, this issue is pending resolution.

22. Securitization of mortgage loans

The Bank created sixteen separate mortgage trusts (BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust BHSA I 2002 Mortgage Trust, CHA I Financial Trust, CHA II Financial Trust, CHA III Financial Trust, CHA IV Financial Trust, CHA V Financial Trust, CHA VI Financial Trust, CHA VII Financial Trust and CHA VIII Financial Trust) under its US securitization program and “Cédulas Hipotecarias Argentina – program”; and a consumer trust (Cédulas Personales I Financial Trust) under BACS’s Global Trust Securities Program. For each mortgage or consumer trust, the Bank transfers a portfolio of mortgages or consumer originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgages or consumer and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage loans conveyed to the trusts are no longer recorded as assets of the Bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	—	—	12,848	71,375
Declared Maturity Date	08.31.2017			02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61.088	—	—	13,409	74.497
Declared Maturity Date	08.31.2024			08.31.2028

Cedupe I Issued on 04.03.2008
Face value in Ps.	50,514	—	—	8,914	59,428
Declared Maturity Date	07.31.2010			11.30.2013

(*)	Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

23. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2009		2008
Sundry creditors:
Accrued fees and expenses	Ps.	44,747	Ps.	34,210
Unallocated collections		2,947		1,518
Withholdings and taxes payable		6,611		6,361
Other		2,357		2,869

Total	Ps.	56,662	Ps.	44,958

Other:
Directors and Syndics accrued fees	Ps.	2,843	Ps.	7,757
Payroll withholdings and contributions		9,432		6,352
Gratifications		4,944		4,600
Salaries and social securities		8,702		3,992

Total	Ps.	25,921	Ps.	22,701

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

24. Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2009		2008		2007
Loan servicing fees from third parties	Ps.	9,316	Ps.	2,599	Ps.	1,830
Commissions from FONAVI		7,092		5,660		4,086
Commissions for credit cards		150,713		104,649		47,914
Other (1)		1,449		18,160		10,214

Total	Ps.	168,570	Ps.	131,068	Ps.	64,044

(1)	Includes Ps. 20,071 of Commissions for BHN Inversión SA as of June 30, 2008, and Ps. 11,950 of Commissions for technological services (MSI), as of June 30, 2006, respectively.

Other income from services is comprised of the following for each period:

	June 30,
	2009		2008		2007
Reimbursement of loan expenses paid by third parties	Ps.	65,512	Ps.	33,203	Ps.	12,995
Other		46,825		27,271		6,323

Total	Ps.	112,337	Ps.	60,474	Ps.	19,318

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2009		2008		2007
Structuring and underwriting fees	Ps.	6,353	Ps.	8,209	Ps.	9,543
Retail bank originations		41		52		105
Collections		295		360		427
Banking services		91,582		63,066		46,339
Commissions paid to real state agents		7,341		14,032		8,239

Total	Ps.	105,612	Ps.	85,719	Ps.	64,653

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

25. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous incomes are comprised of the following for each year:

	June 30,
	2009		2008		2007
Income on operations with premises and equipment and miscellaneous assets	Ps.	16,581	Ps.	5,743	Ps.	939
Rental income		1,693		630		380
Bank loan interest		8,850		3,909		71
Recovery of guarantee funds		—		7,495		—
Other		6,100		5,564		3,252

Total	Ps.	33,224	Ps.	23,341	Ps.	4,642

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2009		2008		2007
Depreciation of miscellaneous assets	Ps.	443	Ps.	455	Ps.	417
Gross revenue tax		870		473		590
Other taxes		15,187		7,566		9,085
BOGAR valuation adjustment		20,062		—		—
Equity in loss of affiliates		—		—		6,141
Benefits prepayments		3,034		157		—
Donations		1,243		2,283		1,882
Allocation of mortgage loan relief fund		—		1,351		—
Other		15,443		7,982		5,283

Total	Ps.	56,282	Ps.	20,267	Ps.	23,398

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

26. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	904,388	29,520	3	933,911
Government and corporate securities	418,769	—	—	418,769
Loans	433,815	—	—	433,815
Other receivables from financial transactions	1,600,523	1,016,880	—	2,617,403
Miscellaneous receivables	879,087	4	—	879,091
In-process items	3	—	—	3

Total as of June 30, 2009	4,236,585	1,046,404	3	5,282,992

Total as of June 30, 2008	3.349,468	1,130,576	2	4,480,046

Liabilities:
Deposits	912,802	—	—	912,802
Other liabilities from financial transactions	4,022,625	980,195	—	5,002,820
Miscellaneous liabilities	1,490	2	—	1,492

Total as of June 30, 2009	4,936,917	980,197	—	5,917,114

Total as of June 30, 2008	4,262,541	938,209	—	5,200,750

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

As a general rule, the income tax law allows the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable revenues those expenses incurred to obtain jointly taxable and non–taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule gives prerogative to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make direct allocation of expenses to the taxable revenue.

The Bank has a tax net operating loss carry forward of Ps. 1,047,603 and Ps. 309,868 at June 30, 2009 and 2008, respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As accepted by the BCRA, at June 30, 2009 the Bank capitalized the Ps.122,850 tax credit corresponding to the fiscal years between 1999 and 2008.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance
1999 (*)	4,441
2000	6,034
2001	5,084
2002	12,516
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634
2008	18,519

(*)	Amount covered by provisions.

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

As of June 30, 2009, the Bank’s capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	658,530,880	43.9%	1 vote
Banco Nación, as trustee for the Bank’s Programa de Propiedad Participada (a)	B	75,000,000	5.0%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors (c) (d)	D	691,469,120	46.1%	3 votes

		1,500,000,000	100%

(a)	The Bank’s Programa de Propiedad Participada (“PPP”) is the Bank’s employee stock ownership plan.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(b)	Under the Bylaws, the affirmative vote of the holders of Class A Shares is required in order to effectuate: (i) mergers or spin-offs; (ii) an acquisition of shares (constituting a Control Acquisition or resulting in the Bank being subject to a control situation); (iii) the transfer to third parties of a substantial part of the loan portfolio of the Bank, (iv) a change in the Bank’s corporate purpose; (v) the transfer of the Bank’s corporate domicile outside of Argentina, and (vi) the voluntary dissolution of the Bank.

(c)	For so long as Class A Shares represent more than 42% of the Bank’s capital, the Class D Shares shall be entitled to three votes per share, except that holders of Class D Shares will be entitled to one vote per share in the case of a vote on: (i) a fundamental change in the Bank’s corporate purpose; (ii) a change of the Bank’s domicile to be outside of Argentina; (iii) dissolution prior to the expiration of the Bank’s corporate existence; (iv) a merger or spin-off in which the Bank is not the surviving corporation; and (v) a total or partial recapitalization following a mandatory reduction of capital.

(d)	By reason of the expiration on January 29, 2009 of the Total Return Swap that had been executed and delivered on January 29, 2004 (See 5.13), Deutsche Bank AG transferred to the Bank 71,100,000 ordinary Class “D” shares in Banco Hipotecario Sociedad Anónima with face value $ 1 each, which are available for the term and in the conditions prescribed by the Argentine Companies Law, in its Section 221.

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

Argentine Central Bank restricted the distribution of cash dividends and established that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank’s by-laws. The same treatment shall be given to government securities or debt securities issued by the BCRA valued in investment accounts.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

	Minimum Capital requirement		Shareholders’ Equity
June 30, 2009	Ps.	1,551,158	Ps.	2,620,335
June 30, 2008		1,677,311		2,641,937
June 30, 2007		1,874,897		2,689,044

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

Through memorandum N° 50/08 and 52/08, the BCRA’s board of inspectors made certain observations to the Swap PG08 transaction (Note 21.6), as it noted certain regulatory non-compliances and their effect on the minimum capital requirements and credit risk fractioning prudential ratios incurred from the amendment dated August 8, 2008 until such transaction concluded on January 29, 2009. As a result, on August 7, 2009 the Board of Directors resolved to increase the minimum capital requirement by Ps. 2,047,289 on account of counterparty and public sector fractioning risk for a period of 5 months expiring on November 30, 2009. This situation resulted in a shortfall in the minimum regulatory capital of Ps. 562,052 as of September 30, 2009.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. As of June 30, 2009 and 2008, the commitments to extend credit under these arrangements amounted to approximately Ps.24,170 and Ps.54,916, respectively. Furthermore, the Bank has a unilateral and irrevocable right to reduce or change the credit card limit, thus it considered there is no off-balance sheet risk. The total unused credit card limit at June 30, 2009 and 2008 amounts to Ps. 1,498,517 and Ps. 1,266,212.

In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties. The amounts of clearing items in process were Ps. 34,328 and Ps 52,782 as of June 30, 2009 and 2008, respectively.

Additionally, the Bank recorded in memorandum accounts: i) Guarantees provided to the Argentine Central Bank for Ps. 86,209 as of June 30, 2008, and ii) other guarantees provided not included for Ps.888,129 and Ps. 162,748 as of June 30, 2009 and 2008 respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

33. Tax Claim

Through note N° 42/08 dated June 3, 2008, the “Federal Tax Commission” served the Bank notice about a Declaratory Order issued by Executive Committee N° 4, dated September 28, 2007, stating the following: i) Banco Hipotecario SA’s right to collect commissions on National Housing Fund resource transfers to the Provinces and to the Autonomous City of Buenos Aires expired on July 23, 2007, ii) this task shall be transferred to Banco Nación Argentina, and iii) Banco Hipotecario SA shall refrain from withholding such banking commission as from the day following notice thereof and shall credit the respective accounts with the commissions collected after July 23, 2007.

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

BACS Banco de Crédito y Securitización SA filed a claim against the tax authorities of the City of Buenos Aires challenging their decision to tax, inter alia, the equity gain derived from the receipt of the compensatory bonds delivered to the financial institutions under Decree 905/02 as compensation for the asymmetric pesification of assets and liabilities after the elimination of the convertibility system and the exchange differences mainly resulting from the revaluation of these and other assets originally denominated in foreign currency. The amount of the claim is Ps. 1,601 plus interest and penalties, for the 2002 and 2003 fiscal years.

On July 29, 2009 BACS filed with AGIP a petition to adhere to the Plan of Payment in Installments launched in the framework of Resolution N° 1489/09 of the Ministry of Economy of the Government of the City of Buenos Aires subject to the conditions laid down in the above-mentioned resolution in so far as it sets forth that in no way does the adhesion to the plan entail recognition of debt. As of the date hereof AGIP has not resolved to accept the petition filed by BACS.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank understands that the eventual effects of the resolution of this matters won’t have a significant impact on these financial statement.

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

In accordance with US GAAP, under SFAS N° 91, “Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” – FASB Codification 310-20 Non refundable fees and other costs, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

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

In accordance with US GAAP, specifically in the Emerging Issues Task Force N° 01-07 (“EITF 01-07”) – FASB Codification 310-20 Non refundable fees and other costs, satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in the case a secured loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the secured loan being received is significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market rate. The estimated fair value of the loan received

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

constitutes the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and amounts expected to be collected is amortized on an effective yield basis over the life on the loan.

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

Under US GAAP, the allowance for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Specifically:

All large commercial loans which are considered impaired in accordance with SFAS N° 114, Accounting by Creditors for an Impairment of a Loan (“SFAS N° 114”), as amended by SFAS N° 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures (“SFAS N° 118”) – FASB Codification 310-10 Overall, are valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate or at the fair value of the collateral if the loan is collateral dependent.

As of June 30, 2009, 2008 and 2007, the result of applying SFAS N° 114, shows that the Bank recorded an adjustment to Shareholders’ Equity for US GAAP purposes of Ps. (17,522), Ps. 1,119 and Ps. (8,878), respectively.

In addition, the Bank has performed a migration analysis for mortgage, credit cards and consumer loans following the SFAS 5 – FASB Codification 450-20 Loss Contingencies considerations.

As a result of the migration analysis, the Bank increase its loan losses reserves amounting Ps.98,158, Ps.93,145 and Ps.46,813, for 2009, 2008 and 2007, respectively.

Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank mentioned in Note 5.7. Under US GAAP recoveries of loans previously charged off should be recorded when received. As of June 2009, 2008 and 2007, the Bank recorded an adjustment to Shareholders’ Equity related to reinstated loans of Ps. 114,137, Ps. 107,168 and Ps. 84,088, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

Currency swap are valued on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or Pesos plus CER, as applicable, minus the accrual of interest payable in US dollar (both derived from the current coupon of the swap).

Interest rate swaps to hedge against the rate risk attached to liabilities accruing fixed interest rates and assets accruing variable interest rates are valued on the basis of the net asset or liability derived from the accrual of interest receivable (on a fixed interest rate basis) minus the accrual of interest payable (on a variable interest rate basis), both derived from the current coupon of the swap.

Under US GAAP, the Bank accounts for derivative financial instruments in accordance with SFAS N° 133 as amended – FASB Codification 815-10 Overall, which establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments embedded within contracts (collectively referred to as derivatives) and hedging activities. This statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure of future cash flows and (c) a hedge for the exposure of foreign currency. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions, that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

The Bank’s derivatives do not qualify for hedge accounting treatment under US GAAP. Therefore gains and losses are recorded in earnings in each period.

Under US GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument. As of June 30, 2009, 2008 and 2007 the difference between Argentine Banking GAAP and US GAAP amounts to Ps. (62,735), Ps. (188,599) and Ps. (50,188), respectively.

Under US GAAP, derivatives should be recorded at fair value, on a net basis, and therefore the Bank’s assets and liabilities should both be decreased by approximately Ps. 443,100, Ps. 1,048,000 and Ps. 1,047,000 at June 30, 2009, 2008 and 2007, respectively.

e. Compensatory and hedge bonds

In connection with the Bank’s right (but not the obligation) to purchase the hedge bond, under Argentine Banking GAAP the Bank has recognized it at their equivalent value as if the Bank had the associated bonds in their possession (technical value), and recognized the associated liability to fund the hedge bonds as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable is denominated in US dollars bearing interest at Libor whereas the liability to the Argentine Central Bank is denominated in pesos with interest being accrued at CER plus 2%, each retroactive to February 3, 2002.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2005, the Bank obtained the benefit of the hedge bond to be purchased as the transaction was approved by the Argentine Central Bank. During September 2005, the Bank started to purchase the bonds.

Therefore, for US GAAP purposes, the Bank started recognizing the fair value of the option to receive the Hedge bond in the period ended June 30, 2005. As of June 30, 2009 there was no amount of hedge bond to be received pending of delivery.

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

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59 – FASB Codification 320-10 Overall. As of June 30, 2009 the amortized cost of the investment is greater than its fair value, according with the following:

	2009					2008
	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BODEN 2012	1,937,039	2,157,744	1,565,024	(372,015)	(592,720)	1,808,228	2,027,335	1,828,039	19,811	(212,577)

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;

b.	Expectation to recover the entire amortized cost of the security;

c.	Recoveries in fair value after the balance sheet date;

d.	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential).

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

The Bank as a result of its analysis has determined that unrealized losses on BODEN 2012 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

f. Other government securities

•	Discount Bonds

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

As of June 30, 2009, 2008 and 2007 the Discount Bonds were considered available for sale securities for US GAAP purposes according with SFAS N° 115 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59 – FASB Codification 320-10 Overall. As of June 30, 2009 and 2008 the fair value of the investment is less than its amortized cost, according with the following:

	2009					2008
	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
Discount Bonds	13,529	28,146	8,847	(4,682)	(19,299)	15,049	28,892	12,831	—	(16,060	)-

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

b.	Expectation to recover the entire amortized cost of the security;

c.	Recoveries in fair value after the balance sheet date;

d.	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential).

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

The Bank as a result of its analysis has determined that unrealized losses on Discount Bonds are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date.

•	Bonar Bonds

On January 30, 2009, Global 08 Guaranteed Loans for a face value of 226,310,100 were tendered under the debt exchange contemplated under Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, and BONAR in Argentine Pesos Badlar + 275 bps. 2014 for a face value of 705,803,810 were received, whose acquisition cost was Ps. 369,304, which were valued as mentioned in Note 5.2. The above mentioned guaranteed loans had been purchased from Deutsche Bank on January 29, 2009.

For US GAAP purposes and in accordance with EITF 01-07, satisfaction of one monetary asset (in this case Global 08 Guaranteed Loans) by the receipt of another monetary asset (in this case Bonar Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

Under Argentine Banking GAAP, these Bonds have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59 – FASB Codification 310-10 Overall. As of June 30, 2009 the fair value of the investment is greater than its amortized cost, consequently no impairment was recognized for US GAAP purposes.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•	Other Bonds

The Bank’s government securities and certain other securities that are included under the caption “investment accounts” under Argentine Central Bank, are considered as “trading securities” under US GAAP.

Under Argentine Banking GAAP, such securities are valued at cost plus accrued interest where as under US GAAP, these securities are value at its market value. Unrealized gain and losses are included in earnings.

	Shareholders’ equity Adjustment
	2009	2008
Discount Bonds	(19,299)	(16,060)
Bonar Bonds	95,314	—
Other Bonds	(4,028)	—

Total	71,987	(16,060)

g. Provincial Public Debt

As of June 2002, the Bank offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine National Government; however the exchange had not been finalized until 2003. As these loans were performing no provision was recorded under US GAAP in accordance with SFAS N° 114 – FASB Codification 310-10 Overall.

In 2003, the Bank tendered in the exchange under Decree N°1579/02 almost all its portfolio of loans to provincial governments and received securities of the Argentine National Government (“BOGAR”).

For US GAAP purposes and in accordance with EITF 01-07 – FASB Codification 310-20 Nonrefundable Fees and Other Costs, satisfaction of one monetary asset (in this case a loan) by the receipt of another monetary asset (in this case BOGAR) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the BOGAR being received is significantly different in structure and in interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and the amount expected to be collected will be amortized on an effective yield basis over the life of the bond.

For US GAAP purposes, these BOGAR are classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by SFAS N°115 and SAB 59 – FASB Codification 320-10 Overall. As of June 30, 2009 the amortized cost of the investment is greater than its fair value, according with the following:

	2009					2008
	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BOGAR Bonds	116,973	175,661	98,684	(18,289)	(76,977)	131,554	200,732	145,040	13,486	(55.693)

A number of factors are considered in performing an impairment analysis of securities. Those factors include:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;

b.	Expectation to recover the entire amortized cost of the security;

c.	Recoveries in fair value after the balance sheet date;

d.	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential).

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

The Bank as a result of its analysis has determined that unrealized losses on BOGAR Bonds are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date.

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

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS N° 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS N° 15”) FASB

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Codification 470-60 Troubled Debt Restructurings by Debtors, as the creditors made certain concessions due to the financial difficulties of the Company. SFAS N° 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms, and only for the difference between the book value of the old debt and the future cash flows of the new debt. The total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts for some payables. The gain on restructuring recorded under US GAAP was lower than the gain recorded under Argentine Banking GAAP and therefore, the carrying amount of the new debt instruments under US GAAP was greater than the amount recorded under Argentine Banking GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

Subsequent to the restructuring, the bank has prepaid certain tranches of the debt. As a result of such prepayments and because the amount of the debt is greater for US GAAP purposes the amount of the gain or loss recognized for Argentine banking GAAP its different to the amount recognized for US GAAP purposes.

i. Securitization of mortgage loans

The Bank has securitized certain of their mortgage and personal loans originated by the retail banks on their behalf through the transfer of such loans to a special purpose trust which issues multiple classes of bonds and certificates of participation.

Under Argentine Banking GAAP, these transactions were accounted for as sales and the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.

Under US GAAP, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under US GAAP, resulting in the transferred assets being removed from our consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in our consolidated balance sheet. The second key determination to be made is whether the securitization vehicle must be consolidated and included in our consolidated balance sheet or whether such securitization vehicle is sufficiently independent that it does not need to be consolidated.

If the trust’s activities are sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust is not consolidated by the seller of the transferred assets. Additionally, under FASB Interpretation N° 46 (R), the overall methodology for evaluating transactions and relationships under the variable interest entity (VIE) requirements includes the following two steps:

•	determine whether the entity meets the criteria to qualify as a VIE and,

•	determine whether the Bank is the primary beneficiary of the VIE.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In performing the first step the significant factors and judgements that were considered in making the determination as to whether an entity is a VIE include:

•

the design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;

•	the nature of the involvement with the entity;

•	whether control of the entity may be achieved through arrangements that do not involve voting equity;

•	whether there is sufficient equity investment at risk to finance the activities of the entity and;

•	whether parties other than the equity holders have the obligation to absorb expected losses or the right to received residual returns.

For each VIE identified, the Bank performed the second step and evaluate whether it is the primary beneficiary of the VIE by considering the following significant factors and criteria:

•	whether the variable interest absorbs the majority of the VIE’s expected losses;

•	whether the variable interest receives the majority of the VIE’s expected returns and:

•	whether the Bank has the ability to make decisions that significantly affect the VIE’s results and activities.

Based on the mentioned evaluation as of June 30, 2009 the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated the loans under BACS Funding I, BACS Funding II, BHSA I, BACS III, and Cédulas Personales I Financial Trusts and re-established its loan loss reserves under SFAS 5 – FASB Codification 450-20 Loss Contingencies. See Note 34.c. for allowance for loan losses.

On June 30, 2009 the Bank adopted FSP FAS 140-4 and FIN 46-(R)-8 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

	June 30, 2009
Cash and due from banks	Ps.	1,509
Loans (net of allowances)		67,571
Other assets		20,771

Total Assets	Ps.	89,851

Debt Securities	Ps.	39,961
Certificates of Participation		20,644
Other liabilities		29,246

Total Liabilities	Ps.	89,851

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank’s maximum loss exposure, which amounted to Ps. 69,207, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet.

The transfers of financial assets related to the creation of certain trusts were considered sales for US GAAP purposes under SFAS N° 140 – FASB Codification 860-10 Overall and for that reason debt securities and certificates retained by the Bank are considered to be “available for sale securities” under US GAAP.

The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion is determinate based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.

Subsequently, the unrealized gains (losses) on these securities are reported as an adjustment to shareholder’s equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force N° 99-20 - FASB Codification 325-40 Beneficial Interests in Securitized Financial Assets and amendments.

The fair value of these retained interests in the trusts is determined based upon an estimate of cash flows to be collected by the Bank as holder of the retained interests, discounted at an estimated market rate and will constitute the new cost basis of these securities.

As of June 30, 2009 the Bank adopted FSP FAS 140-4 and FIN 46-(R)-8 which require additional disclosures about its transfers of financial assets:

•	The continuing involvement in these trusts is related to the acting as servicer of the Group securitized assets and the retained interest hold by the Bank through certificates of participation;

•	There were no restrictions on assets reported by an entity in its statement of financial position related to a transferred financial asset.

Based on the mentioned above as of June 30, 2009 the Bank recognized the following adjustments:

a)	The effect of accounting the certificates of participation in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment for a 100% of the carrying values of such securities as of June 30, 2006, considering the economic projections as of those dates and the declarative actions mentioned in Note 22. During the twelve-month period ended June 30, 2007, expectations about the recoverability of such securities have significantly changed considering among others, (a) decisions of the Supreme Court related to pesification matters and (b) new expectations about the CER, which adjusts the face value of the senior debt securities issued by the trust. The fair value of the securities is determined based on expected cash flows, discounted at a market interest rate. Increases in the fair value of these securities are recorded in other comprehensive income. As of June 30, 2008 and 2009, such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate and;

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

b)	The fair value recognition of the certificates of participation and debt securities held by the Bank from certain securitization trusts (CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII) considered sales under US GAAP and classified as available for sale securities.

The Bank has evaluated whether there has been an adverse change in the estimated cash flows of the certificates of participation and debt securities. For certain securitizations the condition of an accrual of loss contingencies is met and an other-than-temporary impairment of Ps.15,452 is considered to have occurred and the beneficial interest have been written down to fair value, with the resulting change between the fair value and the amortized cost being charged to the income statement. The fair value at June 30, 2009 represents the new cost basis of these trusts.

Additionally, servicing assets and/or liabilities have been analyzed by the Bank, concluding that the benefits of servicing are not expected to be adequate compensation. Consequently a servicing liability of Ps. 1,356 has been recorded for US GAAP purposes.

j. Acquisition of Treasury shares

On January 29, 2004 BHSA entered in a Total Return Swap transaction with Deutsche Bank AG (“DBAG”). Under this transaction Banco Hipotecario SA paid US$ 17.5 M and DBAG agreed to transfer to the Bank 71,100,000 BHSA Class D shares on January 29, 2009 or at an earlier date, if requested by BHSA. Under Argentine Banking GAAP, BHSA recognized as of June 30, 2008 and 2007, the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings. Under US GAAP, following the guidance of SFAS N° 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” – FASB Codification 480-10 Overall BHSA recognized the right to receive its shares at a future date at cost, as a reduction of equity. Subsequent charges in the market value of the shares are not recognized.

The Total Return Swap had been executed and DBAG transferred to the Bank 71,100,000 ordinary Class “D” shares of Banco Hipotecario SA (See Note 29.a.).

Under Argentine Banking GAAP acquisitions of the Bank’s shares adjust Shareholders’ Equity and changes in quoted market prices between the acquisition date and the reporting date are not recognized. As a consequence, the Bank derecognized the right to receive its shares mentioned above. Furthermore, during the year 2009, the Bank recorded in its income statement Ps. 40,883 related to the shares revaluation till the execution of the transaction was performed. This result of revaluation was reversed for US GAAP purposes.

k. Intangible Assets

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain equity transactions are recognized as an intangible asset and amortized in a maximum of five years. Such cost should be expensed as incurred under US GAAP.

Under Argentine Banking GAAP, the Bank capitalizes costs relating to all three of the stages of software development. Under US GAAP SOP 98-1 – FASB Codification 350-40 Internal-Use Software, defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

l. Impairment of fixed assets and foreclosed assets

Under Argentine Banking GAAP, fixed assets and foreclosed assets are restated for inflation using the WPI index at February 28, 2003. As such, the balances of fixed assets and foreclosed assets were increased approximately 120%.

In accordance with Statement of Accounting Standards N° 144, “Impairment of Long-lived Assets” – FASB Codification 360-10 Overall, such assets are subject to impairment tests in certain circumstances. Because projected cash flows associated with fixed assets and foreclosed assets are insufficient to recover the restated carrying amounts of the assets, those assets should be tested for impairment. During 2002, in the absence of credible market values for our fixed and foreclosed assets, the Bank under US GAAP reversed the restatement of fixed and foreclosed assets.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

As of June 2009 and 2008, no additional impairment was recorded in fixed and foreclosed assets, since the carrying amount of long lived assets does not exceed the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Therefore the difference between Argentine Banking GAAP and US GAAP for the periods 2008 and 2009 is the different amount of depreciation.

m. Minority Interest

This adjustment represents the effect on minority interest on the US GAAP reconciling items, as appropriate.

n. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For US GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

o. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under US GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For US GAAP purposes the Bank has accounted these type of transactions under SFAS N° 60 – FASB Codification 944-20 Insurance Activities.

Therefore, the technical reserves for the twelve month periods ended June 2007, 2008 and 2009 were adjusted for US GAAP.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

p. Capitalization of interest cost

Under Argentine Banking GAAP, during the process of construction of an asset the capitalization of interest is not recognized.

For US GAAP purposes, as stated in paragraph 12 of FAS 34 – FASB Codification 835-20 Capitalization of Interest, the amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.

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

In accordance with Statement of Financial Accounting Standards, or SFAS, N° 109, Accounting For Income Taxes – FASB Codification 740-10 Overall, under US GAAP income taxes are recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is more likely than not that it will not be recoverable.

As of June 30, 2008, and based on the analysis performed on the realizability of the deferred tax assets, the Bank believed was more likely than not that it will recover only the temporary differences, with future taxable income. Therefore, a valuation allowance was provided against the net operating tax loss carryforward.

As of June 30, 2009, and based on the analysis performed on the realizability of the deferred tax assets, the Bank believes that is more likely than not that it will recover the net operating tax loss carryforward and all the temporary differences, with future taxable income. Among other factors, the Bank considered that as of the date of the issuance of these financial statements, the taxable income, mainly due to the increase in the price of national government bonds, is consuming almost the entire tax loss carryfoward.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In a consolidated basis, the Bank has recognized a net deferred tax asset that amounted to Ps. 224,316 and Ps. 185,466, as of June 30, 2009 and 2008, respectively.

Financial Accounting Standards Board (FASB) Interpretation N° 48 “Accounting for Uncertainty in Income Taxes” – FASB Codification 740-10 Overall, (FIN 48) was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) N 109 – FASB Codification 740-10 Overall. FIN 48 became effective for the Group on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2009, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2004 - 2009

r. Items in process of collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. US banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

The Bank’s assets and liabilities would be increased by approximately Ps. 33,933, Ps. 51,164 and Ps. 74,443, had US GAAP been applied at June 30, 2009, 2008 and 2007, respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table presents the financial instruments carried at fair value as of June 30, 2009, by SFAS 157 valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis

Balances as of June 30, 2009	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
Securities
Trading securities	162,912	162,912	—	—
BODEN 2012 - Compensatory Bond	669,412	669,412	—	—
Provincial Public Debt – BOGAR	98,684	98,684	—	—
Other government securities	531,305	531,305	—	—
Instrument issued by the BCRA	360,110	360,110	—	—
Corporate securities	33,776	33,776	—	—
Securities receivable under repurchase agreements
Securities receivable under repurchase agreements – BODEN 2012	895,612	895,612	—	—
Subordinated mortgage backed bonds / Retained interests in securitizations
Subordinated mortgage backed bonds	242,741	—	—	242,741
Derivatives
Cross Currency Swap (Euro/Dollar)	76,242	—	—	76,242
Credit Currency Swap (Ps. CER/Dollar)	23,582	—	—	23,582

TOTAL ASSETS AT FAIR VALUE	3,094,376	2,751,811	—	342,565

LIABILITIES
Derivatives
Cross Currency Swap (Euro/Dollar)	(1,025)	—	—	(1,025)
Interest rate Swaps	(5,826)	—	—	(5,826)

TOTAL LIABILITIES AT FAIR VALUE	(6,851)	—	—	(6,851)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of June 30, 2009 (including the change in fair value) for financial instruments classified by the Bank within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

	Total Fair Value Measurements
	Net Derivative financial instruments			Available for sale securities
Balances as of June 30, 2009	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Interest rate Swap BADLAR	Subordinated mortgage backed bonds
Fair value, July 1, 2008	157,051	36,751	(12,217)	221,018
Total gains or losses (realized/unrealized)				21,723
Included in earnings	(81,834)	(13,169)	6,391	2,762
Included in other comprehensive income	—	—	—	18,961
Purchases, issuances and settlements	—	—	—	—
Transfers in to/ out of level 3	—	—	—	—
Fair value, June 30, 2009	75,217	23,582	(5,826)	242,741

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

	Total Gains and Losses
	Net Derivative financial instruments			Available for sale securities
Balances as of June 30, 2009	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Interest rate Swaps BADLAR	Subordinated mortgage backed bonds
Classification of gains and losses (realized/unrealized) included in earnings for 2009:
Financial Income	(81,834)	(13,169)	6,391	2,762

Total	(81,834)	(13,169)	6,391	2,762

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

t. Effects of Conforming to US GAAP

Reconciliation of shareholders’ equity

			June 30,
			2009	2008
Total shareholders’ equity under Argentine Banking GAAP	Ps.		2,662,737	2,651,734
US GAAP adjustments:
- Loan origination fees and costs	(a	)	11,469	11,855
- Loan losses reserve	(c	)	(194,773)	(201,432)
- Derivative Instruments	(d	)	(62,735)	(188,599)
- Compensatory and Hedge Bonds	(e	)	(592,720)	(212,577)
- Other government securities	(f	)	71,987	(16,060)
- Provincial Public Debt	(g	)	(76,977)	(55,693)
- Trouble debt Restructuring	(h	)	(124,668)	(127,596)
- Securitization of mortgage loans	(i	)	(76,554)	(69,355)
- Acquisition of treasury shares	(j	)	—	(80,343)
- Intangible assets	(k	)	(8,485)	(12,839)
- Impairment of fixed and foreclosed assets	(l	)	(43,517)	(45,149)
- Minority Interest on US GAAP Adjustments	(m	)	7,671	8,892
- Vacation provision	(n	)	(8,313)	(6,783)
- Insurance technical reserve	(o	)	(4,767)	(24)
- Capitalization of interest cost	(p	)	1,638	1,541
- Deferred Income Tax	(q	)	224,316	185,466

Total Shareholders’ Equity under US GAAP	Ps.		1,786,309	1,843,038

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income:

			June 30,
			2009	2008	2007
Net (loss) income as reported under Argentine Banking GAAP	Ps.		50,463	(59,562)	357,891
US GAAP adjustments:
- Loan origination fees and costs	(a	)	(386)	2,603	2,495
- Public Sector Loan received from Bond Swap	(b	)	—	—	23,326
- Loan losses reserve	(c	)	6,659	(111,558)	(109,200)
- Derivative instruments	(d	)	125,864	(138,411)	(32,101)
- Compensatory and Hedge Bonds	(e	)	11,683	179,408	74,431
- Other government securities	(f	)	(3,257)	(18)	411
- Provincial public debt	(g	)	10,491	14,494	8,860
- Trouble debt Restructuring	(h	)	2,928	30,993	11,314
- Securitization of mortgage loans	(i	)	(2,279)	(21,802)	(14,708)
- Acquisition of treasury shares	(j	)	40,883	138,929	(140,351)
- Intangible assets	(k	)	4,354	(9,326)	(23)
- Impairment of fixed and foreclosed assets	(l	)	1,632	1,441	2,790
- Minority interest on US GAAP Adjustments	(m	)	2,707	3,519	(313)
- Vacation provision	(n	)	(1,530)	(2,235)	(1,603)
- Insurance technical reserve	(o	)	(4,743)	1,692	(4,010)
- Capitalization of interest of cost	(p	)	97	70	508
- Deferred tax	(q	)	38,850	(29,719)	209,166

Net income in accordance with US GAAP	Ps.		284,416	518	388,883

Basic and diluted net income per share in accordance with US GAAP			1.990	0.000	2.722
Average number of shares outstanding (in thousands)			1,428,900	1,428,900	1,428,900

Description of changes in shareholders’ equity under US GAAP:

	Total Shareholders’ Deficit
Balance as of June 30, 2007	Ps.	2,109,199
Other comprehensive Income		(266,679)
Net income for the twelve month period in accordance with US GAAP		518

Balance as of June 30, 2008	Ps.	1,843,038
Other comprehensive Income		(341,145)
Net income for the twelve month period in accordance with US GAAP		284,416

Balance as of June 30, 2009	Ps.	1,786,309

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

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

	June 30,
	2009		2008		2007
Income Statement

Financial income	Ps.	1,202,472	Ps.	900,184	Ps.	813,402
Financial expenses		(615,308)		(550,693)		(374,666)
Net financial income		587,164		349,491		438,736
Provision for loan losses		(203,185)		(261,419)		(152,873)
Income from services		388,467		292,044		162,856
Expenses for services		(127,246)		(99,943)		(75,004)
Administrative expenses		(450,188)		(390,549)		(267,538)
Net income from financial transactions		195,012		(110,376)		106,177
Miscellaneous income		170,105		184,073		231,824
Miscellaneous expenses		(107,226)		(37,691)		(156,057)
Income before income taxes and minority interests		257,891		36,006		181,944
Income taxes		27,338		(33,453)		208,160
Minority interests		(813)		(2,035)		(1,221)

Net income under US GAAP		284,416		518		388,883

Other comprehensive income:

Unrealized gains on securities		(341,145)		(266,679)		128,302

Other comprehensive income		(341,145)		(266,679)		128,302

Comprehensive income	Ps.	(56,729)	Ps.	(266,161)	Ps.	517,185

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Concentration of risk.

1) Total exposure to the public sector - Argentine government and provinces

The Bank has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of June 30, 2009 and 2008, the Bank had the following assets outstanding (excluding balances with the BCRA):

	June 30, 2009				June 30, 2008
	Argentine Banking GAAP		US GAAP		Argentine Banking GAAP		US GAAP
Argentine provincial debt		175,661		98,684		200,733		145,040
Other Argentine public-sector receivables (1)		459,318		531,305		124,688		108,628
Compensatory bond received		2,157,744		1,565,024		2,027,335		1,828,039

Total	Ps.	2,792,723	Ps.	2,195,013	Ps.	2,352,756	Ps.	2,081,707

(1)	Includes bonds such as national government bonds and Discount Bonds.

Risks and Uncertainties

As we mentioned in note 2.1, over the last months of 2008, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. This situation is gradually reverting during 2009.

As regards Argentina, and after June 30, 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates. In particular, the securities issued by National Government are showing a significant recovery in value during 2009.

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

As of June 30, 2009, the Bank’s exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 24.5% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government’s ability to comply with its payment obligations, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2) Concentration of deposits

As of June 30, 2009 and 2008, the concentration of deposits is a follow:

	2009		2008
Number of customers	Balance	% of total portfolio	Balance	% of total portfolio
10 largest customers	1,356,915	39.76%	134,144	6.96%
50 following largest customers	750,721	22.01%	276,134	14.33%
100 following largest customers	301,773	8.84%	290,478	15.09%
Rest of customers	1,002,821	29.39%	1,225,557	63.62%

Total	3,412,230	100%	1,926,313	100%

Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for US GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2009. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. During 2009, the portfolio quality of the private sector, overall, started to deteriorate. If market conditions, and economic uncertainties continue during 2009, it might result in higher credit losses and provision for credit losses in future periods.

US GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Bank for US GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts were significantly affected by higher discount rates as of December 31, 2003 and 2002. However discount rates decreased as of June 30, 2009 and 2008. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates of future cash flows change, so too will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Bank’s financial position and results of income.

35. ANSES – Master agreement

On May 13 and July 3, 2009, the Bank executed a Master Agreement with the Argentine Social Security Office (ANSES), whereby, under the provisions of Law 26425, the ANSES promised to provide an initial financing amount and subsequent disbursements aimed at financing the roll-out of the Bank’s Home Financing Plan, involving a total of up to 37,000 homes, over the next three years.

The disbursement amount committed by the ANSES for 2009 is US$ 300,000 thousand, a portion of which has already been disbursed.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2009, 2008 and 2007

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

36. Subsequent events

36.1. Securitization of mortgage loans (See Note 22).

On August 28, 2009, CHA Series IX under “Cédulas Hipotecarias Argentinas” – program” was issued for a face value of Ps. 202,641. For purposes of covering potential fluctuations in the BADLAR rate at which the securities were issued, the Bank entered into a total return swap whereby it pays a variable BADLAR rate and receives a fixed rate (9.1%). This transaction is periodically settled to reflect financial flow differences without any exchange of the main securities. In addition, this transaction is not subject to early termination and no assets are given as collateral. Considering that the Entity holds all the participation certificates under the referred trust, a reserve has been set up to cover this investment in an amount corresponding to the valuation of the derivative instrument.

On August 28, 2009, CHA Series X under “Cédulas Hipotecarias Argentinas” – program” was issued for a face value of US$ 85,001 and Ps. 17,224. For purposes of covering potential fluctuations in the dollar exchange rate at which the securities were issued, the Bank entered into a total return swap whereby it pays a rate of 2% on a flow of dollars and receives a fixed rate on a flow of pesos (9.25%). This transaction is periodically settled to reflect financial flow differences without any exchange of the main securities. In addition, this transaction is not subject to early termination and no assets are given as collateral. Considering that the Entity holds all the participation certificates under the referred trust, a reserve has been set up to cover this investment in an amount corresponding to the valuation of the derivative instrument.

36.2. Sale of Tarshop’s shares.

On December 22, 2009, the Board of Directors has approved the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes.

The purchase price is US$ 26.8 million, and Tarshop will grant certain customary indemnities in favor of BH. The payment is to be made as follows: (i) US$5.4 million upon execution of the stock purchase agreement and (ii) US$21.4 million five business days after the date on which the Central Bank of Argentina notifies the parties of its conditional or unconditional approval of the proposed transaction.

In compliance with the regulations of the Decree N° 677/01, our Audit Committee has been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length.

It must be noted that the transaction herein discussed is subject to the preparation, execution and delivery of definitive documentation and to the authorization of the Central Bank of Argentina.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Metropolitan 885 Third Avenue LLC

We have audited the accompanying consolidated balance sheet of Metropolitan 885 Third Avenue LLC and Subsidiaries (the “Company”) as of June 30, 2009, and the related consolidated statements of operations, changes in members’ capital (deficit) and cash flows for the twelve months ended June 30, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan 885 Third Avenue LLC and Subsidiaries as of June 30, 2009, and the results of their operations and their cash flows for the twelve months ended June 30, 2009 in conformity with accounting principles generally accepted in the United States.

/s/ Cornerstone Accounting Group LLP

New York, New York

August 26, 2009

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

ASSETS
Real Estate, net	$140,672,193

Other Assets
Cash	1,389,684
Restricted cash	15,263,739
Accounts receivable	592,642
Prepaid expenses	4,563,446
Deferred rent receivable	5,859,114
Utility deposits	38,200
Deferred financing costs, net of accumulated amortization of $675,439	2,732,095
Deferred ground lease costs, net of accumulated amortization of $1,143,891	6,263,433
Deferred preferred equity interest costs, net of accumulated amortization of $933,436	188,241
Lease intangibles, net	51,236,213

$228,799,000

LIABILITIES AND MEMBERS’ CAPITAL (DEFICIT)

Liabilities
Notes payable	$210,000,000
Mandatorily redeemable preferred equity interest	45,000,000
Accounts payable and accrued liabilities	5,503,413
Deferred ground rent payable	7,777,963
Security deposits	345,184
Unearned revenue	567,128
Lease intangibles, net	102,252,990

371,446,678

Members’ Capital (Deficit)	(142,647,678)

$228,799,000

The accompanying notes are an integral part of these consolidated financial statements.

186

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

Revenues
Base rents	$57,683,848
Tenant reimbursements	7,674,059
Other rental revenue	1,057,595
Interest income	121,187

66,536,689

Expenses
Real estate taxes	7,682,134
Utilities	3,034,685
Janitorial	1,710,766
Insurance	643,586
Repairs and maintenance	1,437,461
Security	723,475
Administrative	851,409
Management fees	677,586
Elevator	318,357
HVAC	29,394
Lot and landscaping	62,315
Ground rent	16,150,757
Interest expense	19,635,221
Depreciation and amortization	16,335,011

69,292,157

Loss Before Impairment of Real Estate	(2,755,468)

Impairment of Real Estate	(224,548,138)

Net Loss	$(227,303,606)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

Balance at July 1, 2008	$47,655,928

Additional capital contributions	37,000,000

Net loss	(227,303,606)

Balance at June 30, 2009	(142,647,678)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

Cash Flows From Operating Activities:
Net loss	$(227,303,606)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,178,162
Impairment of real estate	224,548,138
Below market lease amortization	(17,130,272)
Above market ground lease amortization	431,518
Write off of tenant improvements	204,144
Write off of leases in place intangibles	952,705
Write off of below market lease intangibles	(6,774,548)
Restricted cash	(1,613,237)
Accounts receivable	983,523
Prepaid expenses	(305,370)
Utility deposits	110,000
Accounts payable and accrued liabilities	(11,645,739)
Deferred ground rent payable	3,931,239
Unearned revenue	238,158
Security deposits	112,588
Deferred rent receivable	(3,726,163)

Net cash used in operating activities	(21,808,760)

Cash Flows From Investing Activities:
Additions to real estate	(812,490)
Leasing costs	(1,236,898)
Restricted cash	1,320,270

Net cash used in investing activities	(729,118)

Cash Flows From Financing Activities:
Members’ contributions	37,000,000
Repayment of mandatorily redeemable preferred equity interest	(15,000,000)
Preferred equity costs	(282,361)

Net cash provided by financing activities	21,717,639

Net change in cash	(820,239)
Cash, beginning	2,209,923

Cash, end	$1,389,684

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	$15,385,506

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

1. ORGANIZATION

a. Formation and Property Description

Metropolitan 885 Third Avenue LLC and Subsidiaries (the “Company”) was organized as a Delaware limited liability companies among Metropolitan Real Estate Investors, LLC (“MREI” or the “Common Investor”), Marciano Investment Group, LLC (“Marciano”), Avi Chicouri, an individual (the “Chicouri”) and Tao-Menofim, LLC (“Tao-Menofim”). In July, 2008, a member of Tao-Menofim assigned its 35% Class B interest in the Company to IRSA International LLC (“IRSA”) (30%) and MREI (5%) and Par Holding LLC (“Par Holding”) acquired 3.66% Class B interest in the Company. MREI, Marciano, Chicouri, Tao-Menofim, IRSA and Par Holding are referred to as (the “Members”).

The Company will terminate on December 31, 2057, unless earlier dissolved, liquidated or terminated by the Members.

The Company was organized for the purpose of acquiring and operating a 34 story Class A office tower commonly known as the Lipstick Building located at 885 Third Avenue, New York, New York (the “Property”) and contains approximately 635,800 square feet of rentable space.

The Property was acquired on July 9, 2007.

b. Contributions

The terms of the operating agreements (the “Agreement”) provide for capital contributions and percentage interests as follows:

Members	Percentage Interest	Initial Capital Contributions	Additional Capital Contributions	Total Capital Contributed
Marciano Investment Group, LLC (“Class A”)	20.00%	$11,586,000	$8,614,000	$20,200,000
Metropolitan Real Estate Investors, LLC (“Common Interest”)	3.27%	2,987,000	313,000	3,300,000
Tao Menofim, LLC (“Class B”)	35.00%	20,275,000	15,075,000	35,350,000
ISRA International LLC (“Class B”)	30.00%	17,379,000	12,921,000	30,300,000
Metropolitan Real Estate Investors, LLC (“Class B”)	5.00%	2,897,000	2,153,000	5,050,000
Avi Chicouri (“Class B”)	3.07%	2,806,000	294,000	3,100,000
Par Holdings, LLC (“Class B”)	3.66%	—	3,700,000	3,700,000

	100.00%	$57,930,000	$43,070,000	$101,000,000

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

1. ORGANIZATION (Continued)

b. Contributions (continued)

The Members are required to make additional capital contributions to fund certain expenses approved by the Members, as defined in the Agreement. The Members may also make capital contributions to fund the portion of the additional capital contributions that were not funded by other Members. In July 2008, the Members made additional capital contributions of $37,000,000.

c. Distributions

The Agreement provides for a preferred annual return of 9% compounded annually on the Unreturned Additional Capital Contributions, Unreturned Class A Capital Contributions and Unreturned Class B Capital Contributions as defined in the Agreement.

The Agreement also provides for distributions of net cash flow, as defined, as follows:

(i)	First, to the Members, equal to the unpaid preferred annual return on the Unreturned Additional Capital Contributions allocated on a pro rata basis based upon the Unreturned Additional Capital Contributions.

(ii)	Second, to the Members, equal to the outstanding Unreturned Additional Capital Contributions allocated on a pro rata basis based upon the Unreturned Additional Capital Contributions, until such a time the Unreturned Additional Capital Contributions are reduced to zero.

(iii)	Third, to the Class A and Class B Members, equal to the unpaid preferred annual return on the Unreturned Class A and Class B Capital Contributions on a pro rata basis based upon their respective unpaid preferred annual return.

(iv)	Fourth, to the Class A and Class B Members, equal to all outstanding Unreturned Class A and Class B Capital Contributions, allocated on a pro rata basis based upon the Unreturned Class A and Class B Capital Contributions, until such a time that the Unreturned Class A and Class B Capital Contributions are reduced to zero.

(v)	Fifth, to the Common Member until its unreturned capital contribution is reduced to zero.

(vi)	Thereafter, (i) to the Marciano Member and the Common Member a percentage of such distribution equal to its respective percentage interest at the time of such distribution; and (ii) the amount remaining after taking clause (i) above into account, (A) 20% to the Common Member and (B) 80% to Class B Members pro rata based upon their respective percentage interests.

The Agreement provides for payments of the above distributions subsequent to the redemption of the Preferred Equity (see Note 6). Unpaid preferred return was $14,851,000 at June 30, 2009.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

1. ORGANIZATION (Continued)

d. Allocation of Profit and Losses

Profit and losses for financial reporting purposes are allocable to the Members on a theoretical book value liquidation basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation and Basis of Preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and accounts have been eliminated in consolidation.

The parent company and its wholly-owned subsidiaries are as follows:

Name	Purpose	Owned By

Metropolitan 885 Third Avenue LLC	Parent Company	Members
Metropolitan 885 Third Avenue Leasehold Holdings LLC	Holding Company	Metropolitan 885 Third Avenue LLC
Metropolitan 885 Third Avenue Leasehold Sub Junior Mezz LLC	Junior Mezz borrower	Metropolitan 885 Third Avenue Leasehold Holdings LLC
Metropolitan 885 Third Avenue Leasehold LLC	Property Owner	Metropolitan 885 Third Avenue Leasehold Sub Junior Mezz LLC

b. Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

c. Real Estate

Real estate consists of building, building improvements and tenant improvements and is stated at cost less accumulated depreciation. Building and improvements are depreciated over 39 years. Tenant improvements are depreciated over the shorter of the estimated useful life of the asset or the terms of the respective leases.

Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized to building improvements and depreciated over their estimated useful lives.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c. Real Estate (continued)

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. Assets to be disposed of are reported at the lower of their carrying amount or their estimated fair value less costs to sell.

d. Cash

Financial instruments that are potentially subject to credit risk include cash and money market accounts held with major financial institutions. The Federal Deposit Insurance Corporation insures certain of the Company’ bank accounts up to a maximum of $250,000 in each bank. From time to time, the Company maintains cash balances at institutions that are in excess of federally insured amounts. The Company mitigates this risk by depositing funds in financial institutions that management believes are financially sound.

e. Restricted Cash

Restricted cash represents amounts held in escrow, as required by the lender, to be used for real estate taxes, insurance, interest on preferred equity and other qualified expenditures as well as tenant security deposits.

f. Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions.

g. Revenue Recognition

The Company recognizes base rent on a straight-line basis over the terms of the respective leases. Deferred rents receivable represents the amount by which straight-line rental revenue exceeded rents currently billed in accordance with lease agreements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g. Revenue Recognition (continued)

The Company also receives reimbursements from tenants for certain costs as provided in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs, generally over a base year amount.

Unearned revenues represent revenues collected in advance of being due.

h. Deferred Costs

Deferred financing and preferred equity interest costs include fees and expenses incurred in connection with financing transactions and are capitalized and amortized over the term of the related indebtedness.

Deferred ground lease costs include fees and expenses incurred in connection with the ground lease and are capitalized and amortized on a straight-line basis over the term of the ground lease.

Ground rent expense is accounted for on a straight-line basis over the non-cancelable lease terms of the ground leases.

i. Lease Intangibles

Costs and commissions incurred in connection with leasing activities are capitalized and amortized on a straight-line basis over the lives of the respective leases. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease.

Below market in-place leases and above market in-place ground lease values were recorded at the Property’s acquisition date based on the present value (using an interest rate which reflected the risk associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and ground leases, and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases and ground leases, measured over a period equal to the remaining non-cancelable term of the leases.

Below market in-place leases value are capitalized as a liability and amortized as an increase to rental income over the remaining terms of the respective leases. Above market in-place ground lease value are capitalized as an asset and amortized to ground rent expense over the remaining term of the ground lease.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i. Lease Intangibles (continued)

The aggregate value of other intangible assets acquired was measured based on the difference between (i) the Property valued with existing in-place leases adjusted to market rental rates and (ii) the Property valued as if vacant, based upon management’s estimates. Management’s estimates of value were made using methods similar to those used by independent appraisers. Factors considered by management in their analysis included an estimate of carrying costs during the expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management included real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily was twelve months. Management also estimated costs to execute similar leases including leasing commissions, legal and other related expenses.

The value of in-place leases are amortized to expense over the initial term of the respective leases, primarily ranging from four months to fourteen years.

j. Mandatorily Redeemable Preferred Equity Interest

The Company treats its redeemable financial instruments, including equity interest with fixed redemption terms, as debt. The preferred equity interest invested by Goldman Sachs & Co. is reflected as a liability. The mandatorily preferred equity return is treated as interest expense.

k. Income Taxes

No provision or liability for income taxes is necessary in the financial statements of the Company because, as a limited liability company, it is treated as a partnership, which is generally not subject to Federal or state income taxes. The effects of its activities for tax purposes accrue directly to the Members.

3. REAL ESTATE

Real estate consists of the following:

Building and improvements	$153,993,619
Tenant improvements	7,450,088

161,443,707
Accumulated depreciation	(20,771,514)

$140,672,193

At June 30, 2009, due to the current downturn in the overall real estate market, the Company reassessed the recoverability of the real estate asset which resulted in an impairment loss of $224,548,138. The loss reflects the amount by which the carrying value of building and improvements exceed its estimated fair value.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

4. LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2009, was comprised as follows:

	Leases In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
Cost	$23,566,318	$4,424,932	$31,500,840	$59,492,090	$(132,811,697)
Accumulated amortization	(7,229,354)	(199,447)	(827,076)	(8,255,877)	30,558,707

	$16,336,964	$4,225,485	$30,673,764	$51,236,213	$(102,252,990)

The aggregate amortization of leases in place and leasing costs included in depreciation and amortization expense for the twelve months ended June 30, 2009 was $4,518,360.

The aggregate amortization of above market ground leases included in ground rent for the twelve months ended June 30, 2009 was $431,518.

The aggregate amortization of below market leases included as an increase in rental income for the twelve months ended June 30, 2009 was $23,904,820.

At June 30, 2009, the estimated amortization expense of lease intangibles for the five succeeding years and in aggregate are as follows for the twelve months ending June 30:

	Lease In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
2010	$2,125,131	$338,918	$431,518	$2,895,567	$(12,370,565)
2011	1,854,748	337,764	431,518	2,624,030	(11,561,180)
2012	1,693,427	337,253	431,518	2,462,198	(10,998,117)
2013	1,529,276	337,140	431,518	2,297,934	(10,118,015)
2014	1,192,387	334,109	431,518	1,958,014	(7,403,421)
Thereafter	7,941,995	2,540,301	28,516,174	38,998,470	(49,801,692)

	$16,336,964	$4,225,485	$30,673,764	$51,236,213	$(102,252,990)

5. NOTES PAYABLE

The Company is obligated to Royal Bank of Canada pursuant to a loan agreement (“Loan”) with an aggregate principal balance of $210,000,000 (all of which is outstanding at June 30, 2009). The Loan is evidenced by two note agreements, Note A and Note B (collectively the “Note”), with a principal balance of $125,000,000 and $85,000,000, respectively.

The Note matures in August 2017 and bears fixed interest of 6.58% per annum. The Note requires monthly payments of interest only through August 2013 and principal and interest thereafter. The Note may be prepaid in whole without penalties at any time after February 2017. The Company may defease the Note and such defeasance may require the payment of a premium.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

5. NOTES PAYABLE (Continued)

The Note is collateralized by the Property including leases, rents, cash and restricted cash, fixtures and equipment and guaranteed by an affiliate of the Managing Member.

The Note requires that all rents collected be deposited in a clearing account and all funds be disbursed in accordance with the Loan agreement including the funding of all reserve accounts.

As of June 30, 2009, the aggregate principal payments due on the Note for the five succeeding years and in aggregate are as follows for the twelve months ending June 30:

2014	$1,915,907
Thereafter	208,084,093

$210,000,000

6. MANDATORILY REDEEMABLE PREFERRED EQUITY INTEREST

The Company, through its investment in Metropolitan 885 Third Avenue Leasehold Holding LLC, received $60,000,000 from Goldman Sachs & Co. (the “Investor Member” or “Goldman”) in exchange for a preferred equity interest (“Preferred Equity”).

The Preferred Equity was redeemable on July 8, 2008 (the “Anticipated Redemption Date”) and provided for the Investor Member to receive a preferred return for the period prior to the Anticipated Redemption Date, an amount equal to a minimum cumulative return with respect to the Preferred Equity of 20% per annum, compounded monthly, on a notional amount equal to the weighted average unrecovered capital outstanding during the period.

The Investor Member was paid an upfront fee of $600,000. In addition, the Investor Member is reimbursed for administrative costs associated with administrating its investment in the Company, which shall equal to 0.03% of the Investor Member’s total invested capital.

On July 3, 2008, the Company amended its agreement with Goldman (the “Amended Agreement”) and as a result extended the redemption date to July 9, 2011, (the “Revised Anticipated Redemption Date”).

The Amended Agreement provides for the Investor Member to receive a preferred return as follows:

i)	for the period prior to the Revised Anticipated Redemption Date, an amount equal to a minimum cumulative return with respect to the Preferred Equity of 12% per annum, compounded monthly, on a notional amount equal to the weighted average Preferred Equity outstanding during the period, and

ii)	for the period following the Revised Anticipated Redemption Date or if sooner, a Changeover Date, a minimum cumulative return with respect to the Preferred Equity at the rate then in effect plus 10% per annum, compounded monthly, on a notional amount equal to, the weighted average Preferred Equity outstanding during the period.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

6. MANDATORILY REDEEMABLE PREFERRED EQUITY INTEREST (Continued)

In conjunction with the Amended Agreement, the Company repaid Preferred Equity of $15,000,000 and $12,963,465 of the preferred return. The Company was also required to establish a preferred return reserve of $8,100,000, which provides for the Investor Member to receive a minimum return of $225,000 payable monthly. The Company incurred additional costs associated with the Amended Agreement of $282,000 which was capitalized to preferred equity costs in the accompanying consolidated balance sheet.

At June 30, 2009, unpaid preferred return was approximately $3,090,000 and is included in accrued expenses in the accompanying consolidated balance sheet.

7. GROUND LEASE

The Property was erected on a 26,135 square foot parcel of land (the “Site Area”) of which 20,635 square feet is subject to a ground lease (the “Ground Lease”) and an adjacent lot containing approximately 5,500 square feet (“Lot A”) subject to a ground sub-sublease (the “Ground Sub-sublease”).

The Ground Lease matures on the earlier of (i) April 30, 2077, (ii) the date of termination of the Sub-sublease term, or (iii) a date if sooner terminated, as defined. The Ground Lease provides for monthly ground rent of $925,000 through April 30, 2012, $1,321,000 through April 30, 2013, and provides for annual increases of 2.5% beginning on May 1, 2013 through April 30, 2020. On May 1, 2020, May 1, 2038 and every 10 years thereafter through May 1, 2068, ground rent shall be adjusted (“Adjustment Year”) to be the greater of (a) 1.03 times the base rent payable during the lease year immediately preceding the said Adjustment Year or (b) 7% of the fair market value of the land, as defined in the Ground Lease. Monthly ground rent shall increase 3% annually for each lease year subsequent to the Adjustment Year.

The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the “Ground Sublease”) and the prime lease matures on April 30, 2080 (the “Prime Lease”). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease, or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the lessor as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees is not in default under the Ground Sub-sublease or the Ground Sublease. The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010 and $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined in the Ground Sub-sublease.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

7. GROUND LEASE (Continued)

The Ground Lease also provides the Company with an option to purchase the land (the “Purchase Option”). The Purchase Option is exercisable on April 30, 2020, April 30, 2037 and on the last day of every 10th year thereafter (the “Purchase Date”). The Purchase Price, as defined in the Ground Lease, shall be the amount which together with all ground rent paid by the Company on or before the applicable Purchase Date yields an internal rate of return (“IRR”) that equals the Target IRR in respect to the applicable Purchase Date as follows:

Purchase Date	Target IRR

4/30/2020	7.47%
4/30/2037	7.67%
4/30/2047	7.92%
4/30/2057	8.17%
4/30/2067	8.42%
4/30/2077	8.67%

In the event the Purchase Option is exercised on April 30, 2020, the Company shall pay a purchase price of approximately $521 million which is based upon an agreed land value of $317 million in July 2007 according to a Target IRR of 7.47%.

The Ground Lease also provides for an option to demolish the Property (“Demolition Option”) during the period beginning on May 1, 2055 and ending on April 30, 2072 (the “Demolition Period”). The Ground Lease lessor has the option to cause the Company to purchase the Property (“Put Option”) at a then Put Price, as defined. The Put Option is exercisable during the period subsequent to the Demolition Option and prior to April 30, 2072.

As of June 30, 2009 , the future minimum annual ground rent due through April 30, 2020 are as follows for the twelve months ending June 30:

	Ground Lease	Ground Sub-sublease	Total
2010	$11,095,000	$704,000	$11,799,000
2011	11,095,000	759,000	11,854,000
2012	11,887,000	759,000	12,646,000
2013	15,916,000	759,000	16,675,000
2014	16,314,000	759,000	17,073,000
Thereafter	103,596,000	4,428,000	108,024,000

	$169,903,000	$8,168,000	$178,071,000

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

8. TENANT LEASES

The Company leases space in the Property to tenants under long-term non-cancelable operating leases.

As of June 30, 2009, the future minimum annual base rents due from non-cancelable operating leases are as follows for the years ending December 31:

2009	$16,631,000
2010	32,047,000
2011	32,089,000
2012	30,917,000
2013	29,189,000
Thereafter	215,846,000

$356,719,000

For the twelve months ended June 30, 2009, approximately 73% of the Company’s base rent was from one tenant.

At June 30, 2009, the Property was approximately 97% leased.

Base rental income for the twelve months ended June 30, 2009 includes amortization of $6,775,000 relating to below market lease intangibles due to the termination of certain leases.

9. RELATED PARTY TRANSACTIONS

The Company entered into an asset management agreement with an affiliate, Metropolitan Real Estate Investors LLC, dated July 2007 which expires in June 2058. The Company is charged an asset management fee of 1.0% of Gross Revenues. Effective July 2008, IRSA receives 50% of the asset management fees. For the twelve months ended June 30, 2009, total asset management fees charged to expense was $403,000, of which $37,000 was unpaid.

10. DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair values was determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments at June 30, 2009. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2009

10. DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments.

Cash, restricted cash, accounts receivable, prepaid expenses, utility deposits, accounts payable and accrued expenses, security deposits and unearned revenue

The carrying amounts reported in the Company’s consolidated balance sheet approximate fair value due to the short-term nature of these financial instruments.

Notes payable

The fair value of notes payable approximates the estimated value of the collateral of $90,000,000 at June 30, 2009.

Mandatorily redeemable preferred equity interest

Due to the impairment loss taken on the real estate asset, the estimated value of the mandatorily redeemable preferred equity interest is zero at June 30, 2009.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of June 30, 2009. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since June 30, 2009 and current estimates of fair value may differ significantly from the amounts presented herein.

11. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through August 26, 2009, which represents the date the accompanying financial statements are available for issuance, to ensure that these financials include appropriate disclosure of events both recognized in the financial statements as of June 30, 2009 and events which occurred subsequent to June 30, 2009 but were recognized in the financial statements. As of August 26, 2009, there were no subsequent events which required recognition or disclosure.