Form 20-F/A
period 2009-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2010-01-27
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended June 30, 2009, as filed with the U.S. Securities and Exchange Commission on December 30, 2009 (the “Original 20-F”), amends Item 6.E. of the Original 20-F, to correct an inadvertent mistake with respect to the amount of shares of our Company beneficially owned by one of our directors as described on page 189. Pursuant to Rule 12b-15 of the SEC, this Amendment No. 1 sets forth the complete text of Item 6.E. as amended and is accompanied by new certifications from our Chief Executive Officer and Chief Financial Officer, dated as of the date hereto.

No other information in the Original 20-F as originally filed is amended hereby, and accordingly, this amendment does not reflect events occurring after December 31, 2009 or modify or update those disclosures affected by subsequent events. Accordingly, this amendment should be read in conjunction with our other filings with the SEC. Capitalized terms in this amendment shall have the meanings set forth in the Original 20-F.

ITEM 6.	Directors, Senior Management and Employees

E. Share Ownership

Share ownership of directors, members of the supervisory committee, members of the executive committee and senior management as of November 30, 2009.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, supervisory committee and senior management as of November 30, 2009:

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	331,728,746	57.33%
Saúl Zang	First Vice-Chairman	1,372,823	0.24%
Alejandro G. Elsztain	Second Vice-Chairman	2,747,674	0.47%
Oscar P. Bergotto	Director	—	—
Fernando A. Elsztain	Director	—	—
Carlos Ricardo Esteves	Director	—	—
Cedric D. Bridger	Director	—	—
Marcos Fischman	Director	20,000	—
Fernando Rubín	Director	—	—
Gary S. Gladstein	Director	21,003	—
Mario Blejer	Director	63,000	0.01%
Mauricio Wior	Director	—	—
Gabriel Adolfo Gregorio Reznik	Director	—	—
Ricardo Liberman	Director	—	—
Juan C. Quintana Terán	Alternate director	—	—
Emilio Cárdenas	Alternate Director	—	—
Salvador D. Bergel	Alternate director	—	—
Enrique Antonini	Alternate Director	—	—
Daniel Ricardo Elsztain	Alternate director	—	—

Name	Position	Number of Shares	Percentage
Senior Management
Gabriel Blasi	Chief financial officer	422,360	0.07%
Jorge Cruces	Chief real estate officer	58,851	0.01%
David A. Perednik	Chief administrative officer	95,040	0.02%

Supervisory Committee
José D. Abelovich	Member	—	—
Marcelo H. Fuxman	Member	—	—
Roberto Murmis	Member	—	—
Silvia C. De Feo	Alternate member	—	—
Sergio Kolaczyk	Alternate member	—	—
Alicia Rigueira	Alternate member	—	—

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

Date: January 27, 2010

4