Form 20-F
period 2010-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2010-12-30
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2010

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2010 was 578,676,460.

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

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2010 and 2009 and for the fiscal years ended June 30, 2010, 2009 and 2008 (our Audited Consolidated Financial Statements), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

We prepare our audited consolidated financial statements in thousands of Pesos and in accordance with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores, which differ in certain significant respects from accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 27 to our audited consolidated financial statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

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

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 (“RT No. 26”) “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”)” which requires companies under the supervision of the Comisión Nacional de Valores to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the CPCECABA approved Resolution No. 26. The

CNV issued Resolution No. 562/09, as amended by Resolution 576/10, formally adopting application of RT No. 26 to its regulated entities for fiscal years beginning on January 1, 2012. We will be required to prepare our financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended June 30, 2013. Our transition date to IFRS will be July 1, 2011. On April 29, 2010, our Board of Directors approved a plan for implementing IFRS. We are in the early stages of completing a diagnosis of the principal differences between Argentine GAAP and IFRS. We have not quantified the effect any potential change in accounting principles would have on our financial condition or results of operations and therefore can give no assurance that such changes will not have an adverse effect on our financial condition or results of operations. You should rely on your own examination of our Company, the financial information contained in the Annual Report and any other information contained herein. You should consult your own professional advisors in understanding the potential differences between Argentine GAAP and IFRS, if any, and how those differences might impact our financial condition and results of operations.

In compliance with Rule 3-09 of Regulation S-X, this annual report includes the Consolidated Financial Statements of Banco Hipotecario S.A. (“Banco Hipotecario”) as of June 30, 2010 and 2009 and for the twelve months ended June 30, 2010, 2009 and 2008.

Also in compliance with Rule 3-09 of Regulation S-X, this annual report includes the Consolidated Financial Statements of Metropolitan 885 Third Avenue LLC. (“Metropolitan”) as of June 30, 2010 and 2009 and for the year then ended.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the seller exchange rate quoted by the Banco de la Nación Argentina for June 30, 2010, which was Ps.3.931 = US$ 1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2006, 2007, 2008, 2009 and 2010 are to the fiscal years ended June 30 of each such year.

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

A. Selected Financial Data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with and is qualified in its entirety by reference to our Audited Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2010, 2009 and 2008 and the selected consolidated balance sheet data as of June 30, 2010 and 2009 have been derived from our Audited Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated statement of income data for the years June 30, 2007 and 2006 and the selected consolidated balance sheet data as of June 30, 2008 and 2007 have been derived from our audited consolidated financial statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006, which are not included herein.

The selected consolidated balance sheet data as of June 30, 2006 have been derived from our audited consolidated financial Statements as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005, which are not included herein.

Summary Consolidated Financial and Other Information for IRSA

	Fiscal Years Ended June 30,
	(in thousands of US$, except ratios, number of shares and Capital Stock) 2010(2)	2010	2009	2008	2007	2006
		In thousands of Ps (1)
STATEMENT OF INCOME DATA
Argentine GAAP
Revenues:
Development and sale of properties	57,382	225,567	280,362	196,811	75,751	103,966
Office and other non-shopping center rental properties	39,218	154,164	147,749	102,159	57,093	30,565
Shopping centers	131,863	518,355	396,733	345,395	270,266	215,003
Consumer financing	67,501	265,346	236,827	291,030	212,965	122,969
Hotels	40,675	159,894	158,913	148,847	122,681	103,763
Financial operations and others	—	—	—	—	—	1,414
Total revenues	336,639	1,323,326	1,220,584	1,084,242	738,756	577,680
Costs	(120,909)	(475,295)	(508,506)	(464,223)	(295,108)	(233,928)
Gross profit :
Development and sale of properties	36,230	142,422	132,044	45,917	17,928	49,766
Office and other non-shopping center rental properties	31,365	123,296	118,419	75,812	39,592	21,578
Shopping centers	91,437	359,440	287,458	246,220	179,154	137,621
Consumer financing	42,197	165,876	114,133	187,443	153,253	88,939
Hotels	14,500	56,997	60,024	64,627	53,721	45,792
Financial operations and others	—	—	—	—	—	56
Total gross profit	215,729	848,031	712,078	620,019	443,648	343,752
Selling expenses	(47,164)	(185,401)	(236,201)	(247,297)	(168,848)	(92,491)
Administrative expenses	(49,680)	(195,291)	(147,329)	(122,121)	(102,827)	(74,399)
Gain from recognition of inventories at net realizable value	8,606	33,831	12,056	2,832	20,737	9,063
Net income (loss) from retained interest in securitized receivables	9,532	37,470	(46,012)	(1,261)	3,254	2,625
Gain from operations and holdings of real estate assets, net	278	1,091	1,124	2,670	2,568	12,616
Operating income (loss):
Development and sale of properties	35,491	139,516	121,169	19,270	6,177	44,277
Office and other non-shopping center rental properties	18,704	73,526	76,485	52,930	20,234	11,862
Shopping centers	68,169	267,971	214,903	182,261	124,832	105,583
Consumer financing	13,560	53,304	(125,431)	(17,659)	32,636	24,836
Hotels	1,377	5,414	8,590	18,040	14,653	14,552
Financial operations and others	—	—	—	—	—	56

Total operating income	137,301	539,731	295,716	254,842	198,532	201,166
Amortization of negative goodwill, net,	417	1,641	1,602	1,638	(1,472)	(1,080)
Financial results, net	(41,998)	(165,096)	(136,381)	(76,742)	4,099	(40,926)
Gain (loss) on equity investees	40,808	160,416	61,542	(13,209)	40,026	41,657
Other expenses, net	(2,623)	(10,311)	(8,855)	(5,642)	(14,100)	(18,263)
Income before taxes and minority interest	133,905	526,381	213,624	160,887	227,085	182,554
Income tax and MPIT	(37,758)	(148,427)	(80,334)	(78,112)	(87,539)	(58,791)
Minority interest	(11,054)	(43,453)	25,345	(27,900)	(32,449)	(27,190)
Net income	85,093	334,501	158,635	54,875	107,097	96,573
Basic net income per share(3)	0.147	0.578	0.27	0.10	0.24	0.25
Basic net income per GDS(3)	1.470	5.780	2.74	1.00	2.41	2.54
Diluted net income per share(4)	0.147	0.578	0.27	0.10	0.20	0.23
Diluted net income per GDS(4)	1.470	5.780	2.74	1.00	2.03	2.28
Weighted average number of shares outstanding	578,676	578,676	578,676	549,277	444,904	379,506
Adjusted weighted - average number of shares(4)	578,676	578,676	578,676	549,277	558,594	522,636
Capital stock	578,676	578,676	578,676	578,676	464,969	435,448

U.S. GAAP
Revenues	402,080	1,580,578	1,454,738	1,227,797	867,452	621,012
Costs	(174,678)	(686,660)	(702,246)	(583,137)	(397,417)	(311,885)
Gross profit	227,402	893,918	752,492	644,660	470,035	309,127
Selling expenses	(45,072)	(177,179)	(217,516)	(224,348)	(160,137)	(98,664)
Administrative expenses	(51,688)	(203,186)	(155,902)	(124,092)	(104,113)	(76,474)
Net (loss) income from retained interest in securitized receivables	14,784	58,115	(41,999)	(13,928)	(115)	(12,274)
Gain on bargain purchases	14,874	58,470	—	—	—	—
Operating income	160,300	630,138	337,075	279,223	205,669	121,716
(Loss) gain on equity investees	34,100	134,047	(53,033)	(7,253)	42,957	64,697
Financial results, net	(41,051)	(161,371)	(212,428)	(14,644)	(43,705)	(50,854)
Other expenses, net	(2,574)	(10,117)	(5,706)	(6,167)	(13,433)	(7,338)
Income before taxes and minority interest	150,775	592,697	65,908	246,911	191,488	128,221
Income tax and MPIT	(32,190)	(126,540)	(107,259)	(78,336)	(39,176)	(18,678)
Net income under U.S. GAAP	118,585	466,157	(41,351)	168,575	152,312	109,543
Non-controlling interest	(21,192)	(83,304)	47,998	(46,459)	(49,090)	(19,597)
Net income under U.S. (GAAAP) attributable to IRSA	97,393	382,853	6,647	122,116	103,222	89,946
Basic net income per share(3)	0.17	0.66	0.01	0.22	0.23	0.24
Basic net income per GDS(3)	0.17	0.66	0.11	2.22	2.32	2.37
Basic net income before extraordinary items and accounting changes per share(3)	0.17	0.66	0.01	0.22	0.23	0.24
Diluted net income per share(4)	0.17	0.66	0.01	0.22	0.20	0.23
Diluted net income per GDS(4)	0.17	0.66	0.11	2.16	2.05	2.30
Diluted net income before extraordinary items and accounting changes per share(4)	0.17	0.66	0.11	0.22	0.20	0.23
Weighted - average number of shares outstanding	578,676	578,676	578,676	549,277	444,904	379,506
Adjusted weighted - average number of shares(4)	578,676	578,676	578,676	570,472	540,822	518,606

BALANCE SHEET DATA
Argentine GAAP
Cash and banks and current investments	84,035	330,343	401,796	545,192	856,707	233,438
Inventories	80,045	314,657	189,832	182,780	256,203	162,110
Accounts receivable net	102,176	401,652	270,097	196,412	215,175	148,462
Non-current investments(5)	376,699	1,480,805	1,001,654	833,373	673,273	647,981
Fixed assets net	684,975	2,692,637	2,720,506	2,530,141	2,027,311	1,413,212
Total current assets	302,806	1,190,332	891,869	893,842	1,175,790	481,788
Total assets	1,433,081	5,633,441	4,935,987	4,471,972	4,144,899	2,740,121
Short-term debt(6)	154,971	609,190	351,173	190,153	214,193	142,140
Total current liabilities	341,292	1,341,620	974,890	742,267	652,082	419,228
Long-term debt(7)	262,409	1,031,528	1,044,725	1,121,264	1,222,423	295,282
Total non-current liabilities	337,234	1,325,668	1,401,054	1,348,812	1,395,693	385,138
Minority interest	143,248	563,107	464,381	456,715	450,410	449,989
Cumulative translation adjustment	4,441	17,459	12,849	—	—	—
Shareholders’ equity	611,307	2,403,046	2,095,662	1,924,178	1,646,714	1,485,766

U.S. GAAP
Cash and banks and current investments	79,579	312,827	374,574	531,575	856,318	233,032
Inventories	4,097	16,107	31,002	38,905	160,961	61,720
Accounts receivable, net	94,995	373,427	262,128	195,269	208,377	146,225
Other receivables and prepaid expenses	98,058	385,466	413,554	249,153	238,546	130,995
Non-current investments(5)	403,786	1,587,282	740,407	748,550	590,646	599,679
Fixed assets, net	650,686	2,557,845	2,469,051	2,331,695	1,827,263	1,276,181
Intangible assets, net	3,029	11,907	8,051	16,789	22,226	468
Total current assets	228,382	897,769	870,065	912,354	1,183,147	471,053
Total assets	1,353,311	5,319,867	4,411,670	4,219,383	3,997,217	2,503,812
Trade accounts payable	63,159	248,278	328,890	314,948	293,522	136,362
Other liabilities	31,782	124,934	176,525	133,273	101,764	94,655
Short-term debt(6)	154,207	606,189	349,627	190,153	216,829	120,172
Total current liabilities	298,130	1,171,949	996,787	749,505	669,983	431,422
Long-term debt(7)	253,381	996,040	1,013,494	1,120,257	1,225,212	298,570
Total non-current liabilities	363,780	1,430,020	1,469,341	1,447,833	1,603,747	558,951

Shareholders’ equity	691,401	2,717,898	1,958,586	2,026,823	2,725,120	1,523,749
Non-controlling interest	132,631	521,374	370,060	385,959	366,381	355,385
Shareholders’ equity attributable to IRSA	558,770	2,196,524	1,588,126	1,640,864	1,358,739	1,158,364

CASH FLOW DATA
Argentine GAAP
Net cash provided by operating activities	61,039	239,943	310,877	344,054	163,099	194,685
Net cash used in investing activities	(115,996)	(455,979)	(455,041)	(812,718)	(510,774)	(136,567)
Net cash provided by (used in) financing activities	46,158	181,448	(58,898)	149,145	892,258	(36,767)

U.S. GAAP(8)
Net cash provided by operating activities	74,806	294,062	348,841	351,020	226,518	190,623
Net cash used in investing activities	(133,988)	(526,705)	(466,771)	(401,678)	(1,179,069)	(126,830)
Net cash (used in) provided by financing activities	45,758	179,874	(58,898)	149,145	892,258	(36,767)
Effect of exchange rate changes on cash and cash equivalents	(595)	(2,340)	(20,677)	2,161	2,058	(5,784)

OTHER FINANCIAL DATA
Argentine GAAP
Capital expenditures(9)	42,854	168,460	323,123	768,699	419,377	116,201
Depreciation and amortization(10)	41,114	161,622	134,972	115,207	98,049	80,979
Working capital(11)	(38,486)	(151,288)	(83,021)	151,575	523,708	62,560
Ratio of current assets to current liabilities	0.887	0.887	0.915	1.204	1.803	1.149
Ratio of shareholders equity to total liabilities	0.901	0.901	0.882	0.920	0.804	1.847
Ratio of non-current assets to total assets	0.789	0.789	0.819	0.800	0.716	0.824

(1)	Except for ratios and share data.
(2)	Except for ratios and share data. Solely for the convenience of the reader, we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2010 which was Ps.3.931 per US $1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.
(3)	We have calculated earnings per share data under Argentine GAAP and U.S. GAAP based on the weighted average number of common shares outstanding during the respective period. Each GDS represents ten common shares.
(4)	Under both Argentine and U.S. GAAP we have considered the diluted effects of our outstanding convertible notes and warrants. However, under U.S. GAAP, we have used the treasury-stock method in calculating the diluted effect of the outstanding warrants. Each GDS represents ten common shares.
(5)	Includes 28.03% (without considering treasury shares) investment in Banco Hipotecario , Hersha and Metropolitan and our investments in undeveloped parcels of land.
(6)	Includes short-term debt and current mortgages payable.
(7)	Includes long-term debt and non-current mortgages payable.
(8)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of Codification ASC No. 230 under U.S. GAAP. See Note 27 to our audited consolidated financial statements included elsewhere herein for details of the differences in classifications affecting the categories of cash flows.
(9)	Includes the purchase of fixed assets (including facilities and equipment), undeveloped parcels of land and renovation and remodeling of hotels and shopping centers and the purchase of subsidiaries which are essentially real estate purchases. Also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets.
(10)	Corresponds to depreciation and amortization included in operating income.
(11)	Working capital is calculated by substracting consolidated current liabilities from consolidated current assets.

Change in accounting policy related to statement of cash flows

The Company classified cash flows from purchases and sales of investments not considered to be cash equivalents as operating activities for the years ended June 30, 2009 and 2008. As part of the Company’s IFRS implementation efforts, for the fiscal year ended June 30, 2010, the Company changed this accounting policy to treat these cash flows as investing activities as permitted also by Argentine GAAP. Therefore, the Company retroactively adjusted the prior years as follows:

	As of June, 2009		As of June, 2008
	As adjusted	As originally issued	As adjusted	As originally Issued
Net cash provided by operating activities	Ps. 310,877	Ps. 299,293	Ps. 344,054	Ps. 319,933
Net cash used in investing activities	(455,041)	(443,457)	(812,718)	(788,597)
Net cash (used in) provided by financing activities	(58,898)	(58,898)	149,145	149,145

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate requiring the Central Bank to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 to US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand that resulted caused the Peso to depreciate significantly in the first half of 2002. As of December 15, 2010 the exchange rate was Ps. 3,9540=US$1.00 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During 2008 and 2009, the Central Bank indirectly intervened in the exchange rate market with the purpose of maintaining a stable parity notwithstanding international volatility.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9234	2.8670
Fiscal year ended June 30, 2006	3.0700	2.8390	2.9800	3.0660
Fiscal year ended June 30, 2007	3.0880	3.0280	3.0663	3.0730
Fiscal year ended June 30, 2008	3.1640	2.9960	3.1196	3.0050
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
July 2010	3.9200	3.9110	3.9145	3.9200
August 2010	3.9300	3.9120	3.9178	3.9300
September 2010	3.9530	3.9240	3.9323	3.9400
October 2010	3.9410	3.9280	3.9365	3.9370
November 2010	3.9680	3.9370	3.9486	3.9680
December 2010 (as of December 15, 2010)	3.9630	3.9530	3.9570	3.9540

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year, month or partial period described in the table above.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year, month or partial period described in the table above.
(3)	Closing average exchange rate for the fiscal month.
(4)	Average of the selling rate and buying rate.

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

C. Reasons for the Offer and Use of Proceeds

This item is not applicable.

D. Risk Factors

You should consider the following risks described below, in addition to the other information contained in this annual report. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares, GDSs/ADRs and warrants involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Related to Argentina

Argentina’s recent growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, in particular the energy sector, operating near full capacity. Additionally, the global financial crisis and economic downturn has had a significant adverse impact on the country’s performance and could remain a factor in the foreseeable future. The Argentine economic growth rates for fiscal years 2008 and 2009 have slowed due to, among other reasons, the global financial crisis.

The Argentine GDP has maintained its upward trend in 2009, though at a slower pace than in previous years, with a 0.9% variation according to the Instituto Nacional de Estadística y Censos (National Institute of Statistics and Censuses) (“INDEC”).

As of June 30, 2010, the Monthly Economic Activity Estimator, as reported by INDEC and known as EMAE, increased 10.9% compared to the same month in the previous fiscal year. If this trend continues, the GDP is expected to grow 9% in 2010.

Moreover, the country’s relative stability since 2002 has been affected recently by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. However, inflationary pressures have since reemerged, with consumer prices increasing by 12.3% in fiscal year 2005. In fiscal years 2008, 2009 and 2010, inflation was 8.5%, 7.2% and 11.0%, respectively, in part due to actions implemented by the Argentine government to control inflation, which included limitations on exports and price arrangements agreed upon with private sector companies. However, in spite of this decline in inflation, uncertainty surrounding future inflation may impact the country’s growth.

In the past, inflation has undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment would adversely affect the availability of long-term credit and the real estate market and may also affect Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing the increase of inflation and reducing payments on inflation-linked bonds outstanding. At the time that INDEC adopted this change in methodology, the Argentine government also replaced several key officers at INDEC, prompting complaints of governmental interference from the technical staff at INDEC. In addition, the International Monetary Fund, or IMF, has requested that the government clarify its inflation rates. In June 2008, INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a national household consumption survey from 2004 to 2005 in addition to other sources; however, the new index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have negatively affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports.

Recently some investigations have led to judicial proceedings to determine whether there was alteration of confidential statistical information related to the collection of data used to calculate the rates published by the INDEC. If these investigations determine that the methodology was manipulated, or if it is determined that it is necessary to correct the consumer price index and the other INDEC indexes derived from the consumer price index, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.

Moreover, on November, 2010 the Argentine government requested the IMF to provide technical assistance in the revision of the consumer price index.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

During the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The government announced that, as a result of the restructuring, the country’s total outstanding indebtedness amounted approximately to US$62 billion, excluding approximately US$20 billion of defaulted bonds held by holdouts (i.e. creditors that did not participate in the restructuring).

In 2006, Argentina paid US$9.8 billion of indebtedness owed to the IMF using Central Bank reserves. In addition, the government announced its decision to (i) pay US$6.7 billion of indebtedness owed to the Paris Club (a group composed of 19 countries, including the United States of America and other members of the G8 industrially developed group of nations) using Central Bank reserves and (ii) make an offer to the existing holdouts of the 2005 restructuring. As of the date hereof, the Ministry of Economy has not disbursed the funds necessary to pay such indebtedness. Additionally, in June 2010, Argentina completed the renegotiation of approximately 66% of the defaulted bonds that were not swapped in 2005.

With respect to the Paris Club indebtedness, on September 2, 2008, pursuant to Decree No. 1,394/2008, Argentina officially announced its decision to pay its debt owed to its creditor nations who are members of the Paris Club. Pursuant to a communication issued on September 18, 2008, the Paris Club announced that it accepted Argentina’s decision. As of the date hereof, the amount of the debt to be paid and the terms of payment have not been defined. Recent discussions have been held with individual members of Paris Club. Reaching an agreement with the Paris Club is critical since, without private international funds, Argentina will not be able to repay its obligations and funding from multilateral financial institutions may become limited or unavailable. This may adversely affect the economic growth of Argentina and its public finances, which in turn could also adversely affect our operations, financial condition or results.

With respect to holdouts of the 2005 restructuring, some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, including claims in the International Center for the Settlement of Investment Disputes (“ICSID”). Other holdouts may initiate new suits in the future. In an effort to reach a resolution with the holdouts of the 2005 restructuring, the government has received a proposal from Citibank S.A., Barclays Bank and Deutsche Bank, proposing (i) an exchange offer to these holdouts and (ii) the restructuring of certain of the country’s liabilities which were to become due between 2009 and 2012 (the “Secured Loans”). In a press conference held on October 16, 2008, the Jefe de Gabinete (Head of the Cabinet of Ministers) announced the execution of a letter of understanding between the government and the above-mentioned banks in order to implement the restructuring of the Secured Loans. On February 2, 2009, pursuant to Joint Resolutions No.’s 8/2009 and 5/2009 of the Secretariat of Economy and the Secretariat of Finance of the Ministry of Finance, an exchange offer relating to the domestic tranche of the Secured Loans was launched. Subsequently, the government announced that approximately 97% creditors had accepted the terms of the exchange offer, representing Ps.15.08 billion of the Ps.15.60 outstanding aggregate amount of domestic Secured Loans due in 2009, 2010 and 2011. The new bonds issued pursuant to the exchange offer mature on January 2014. The government has filed a registration statement on Form S-B with the SEC on December 16, 2009, setting forth the terms and conditions of the expected exchange offer with the holdouts of the 2005 restructuring.

Through Decree No. 2010/2009 (the “Decree 2010”) the executive branch of the federal government created the Fondo de Bicentenario para el Desendeudamiento y la Estabilidad (the “Bicentenary Fund”) in order to (i) guarantee debt obligations due in 2010; (ii) increase the development of the local economy; and (iii) obtain financing with lower rates than the current ones, not only for the public sector but also for the private. The Decree 2010 set forth that the Bicentenary Fund would be funded with US$6.569 billion of the Central Bank’s international reserves in exchange for a non transferable ten-year Argentine treasury bond. Pursuant to this Decree, the president of the Central Bank, Mr. Martin Redrado, requested in-house and outside legal opinions to confirm the legality of the transfer of international reserves to the Bicentenary Fund. Since both in-house and outside legal opinions concluded that the Central Bank was not allowed to transfer the above-mentioned funds, the president of the Central Bank did not proceed with the funding of the Bicentenary Fund and the President of Argentina requested his resignation. When the president of the Central Bank did not resign, the President of Argentina dismissed him by Decreto de Necesidad y Urgencia (an emergency decree). Since the president of the Central Bank considered that this decree did not fulfill the requirements set forth by the Carta Orgánica del Banco Central (the Central Bank’s bylaws), he filed a preliminary injunction to (i) request the declaration of the emergency decree as unconstitutional; and (ii) request the reinstatement of his position in the Central Bank. The judge granted the preliminary injunction and ordered his reinstatement and set forth that the Central Bank’s international reserves could not be transferred to the Bicentenary Fund without the intervention and approval of the federal legislative branch. The executive branch subsequently appealed the decision. The Cámara en lo Contenciso Administrativo Federal (The Administrative Court of Appeals) confirmed the judge’s resolution with respect to the Bicenterary Fund. The Administrative Court of Appeals stated that the status of the president of the Central Bank would be determined by the Comisión Bicameral Permanente (Permanent Bi-Chambered Commission) of the federal congress which was to issue a non binding opinion to the federal executive branch recommending whether to dismiss or keep Mr. Redrado as president of the Central Bank. However, the president of the Central Bank resigned prior to the Permanent Bi-Chambered Commission issuing the non binding opinion requesting Mr. Redrado’s dismissal. Consequently, the federal executive branch did not accept his resignation. Once the Permanent Bi-Chambered Commission issued its opinion, the federal executive branch ratified his dismissal and appointed Mercedes Marco del Pont as the new president of the Central Bank. The final implementation of the Bicentenary Fund is to be discussed and decided by the federal congress. Therefore, we cannot assure the outcome of the process or the impact that its implementation or non-implementation could have on the national economy and local financial markets.

Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion in the ICSID, alleging that certain Argentine government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. To date, the ICSID has rendered decisions adverse to Argentina in several cases. Additionally, it should be noted that on October 7, 2008, an ICSID tribunal, in a case in which it had already awarded compensation to the claimants, issued a decision ordering Argentina to pay the compensation previously awarded to the claimants within 60 days. In its decision, the ICSID tribunal stated that, based on the interpretation of the Bilateral Treaty on Protection and Reciprocal Promotion of Investments (the “IBT”), executed between the United States and Argentina, (i) to the extent the compensation orders are not revoked, the compensation payments ordered to be made by the ICSID should be made immediately and claimants do not need to file subsequent actions or execution proceedings seeking payment of the awarded compensation and (ii) Argentina’s position of waiting for the claimants to file execution proceedings to seek collection of already awarded amounts is in flagrant breach of the international law obligations undertaken by Argentina under the IBT.

Argentina’s past default, its failure to completely restructure its remaining sovereign debt, and its failure to fully negotiate with the holdout creditors has prevented and may continue to prevent Argentina from re-entering the international capital markets. Additionally, litigation initiated by holdout creditors as well as ICSID claims has resulted in material judgments and may result in new material judgements against the government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, our financial condition.

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

If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business. Moreover, it would likely result in a decline in the value of our common shares and the GDSs as measured in U.S. Dollars.

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

The Argentine government has historically exercised significant influence over the country’s economy. Additionally, the country’s legal and regulatory frameworks have at times suffered radical changes, due to political influence and significant political uncertainties.

Moreover, during its crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

The nationalization of Argentina’s pension funds has materially and adversely affected local capital markets and may continue to do so.

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps.94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the government-run social security agency (“ANSES”).

Law No. 26,425 was supplemented, among others, by Decree No. 2103/2008 which describes the composition of the fund (Fondo de Garantia de Sustentabilidad) to be managed by ANSES and the directions for the management thereof; in turn, Decree No. 2104/08 regulates the matters concerning the transfer to the Argentine government of the contributions and all the documentation of the members of the capitalization regime retroactive as of December 1, 2008.

AFJPs were the largest participants in the country’s local capital markets, leading the group of institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to the decrease in size, becoming substantially concentrated. In addition, the government became a significant shareholder in many of the country’s publicly-held companies, a circumstance that may bring about consequences to Argentina’s capital markets and companies that are difficult to measure as of the date of this annual report.

As a result, access to liquidity may be further limited, funding costs may rise and the government may have greater influence over the operations of such companies of which it became shareholder. The nationalization of the AFJPs has adversely affected investor confidence in Argentina.

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

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Many of these restrictions were substantially eased after the crisis. However, in June 2005, the government issued decree No. 616/2005, that established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. This measure increases the cost of obtaining foreign funds and limits access to such financing.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, for example in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is substantially constrained.

In December, 2008 Law No. 26,476 introduced certain changes in the Argentine labor and tax regime. As part of these changes, a broad tax moratorium was declared and natural and legal persons falling under its scope were given the option to disclose their holdings in national and foreign currency and other assets, both in Argentina and abroad, for purposes of their entry to the country, subject to the payment of a tax as established in the law. Those falling under the scope of this law were not obliged to disclose to the Argentine Tax Authority (“AFIP”) the date of purchase of their holdings or the source of the funds with which they had made such purchase, and were released from civil or criminal liability relating to those holdings. The period to disclose the holdings was effective from March 1, 2009 until August 31, 2009. Although the International Financial Action Group (“GAFI”) has not rendered an opinion in this regard, these actions could encourage the entry of money of doubtful origin, breaching the international regulations and commitments undertaken by Argentina, which would in turn generate even more distrust in the local financial system.

Finally, under Resolution No. 82/2009, the Ministry of Economy and Public Finance suspended the mandatory deposit set forth by Decree 616/2005 during the term of the mentioned tax moratorium and until September 2009, to the extent that the incoming funds were used for any of the purposes described in Section 27 (b), (c) and (d) of Law No. 26,476. Therefore, no deposit would be required when bringing capital into Argentina, pursuant to the terms of the tax moratorium, for the following purposes: (i) assets based in the country and holdings of local and foreign currency in Argentina; (ii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the subscription of government securities issued by the Argentine government; (iii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina by individuals, allocated to the purchase in Argentina of newly built properties or properties that have obtained the relevant work completion certificate; and (iv) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the building of new properties, completion of works in progress, funding of infrastructure works, real estate, agricultural, industrial, tourism and services investments in Argentina.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies´ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from approved and audited financial statements. However similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the GDSs. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of GDSs.

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

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including Argentina and the availability of funds for issuers in such countries. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil, and/or countries that have influence over world economic cycles, such as the United States. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

In particular, the adverse effect of the “sub-prime” crisis in the United States in mid-2007, principally caused by the collapse of high risk mortgage market, resulted in a financial crisis that affected the U.S. financial system and quickly expanded to the international financial system. As a consequence of this global crisis, several U.S. and European financial institutions were declared insolvent and the main global stock markets, including the Argentine stock exchange, crashed. In order to curtail the effects of the global economic crisis, the governments of developed countries implemented bailout measures to help the affected financial institutions and provide liquidity to the markets.

Notwithstanding these measures, no assurance can be given with regard to the effects of the insolvency of such financial institutions on the international financial system. Moreover, the financial crisis is taking place within an environment of a world economic recession, which has led to volatile oil and commodity prices and a significant reduction in the availability of international credit. Although these recessionary conditions are easing, the world’s largest economies could once again shrink or weakness in global financial institutions could lead to an even worse tightening of international credit markets, further increasing the slowdown of the world’s principal economies. The current global economic crisis may have significant long-term effects in Latin America. In particular, Argentina may be adversely affected as a result of the lack of international credit, a reduction in demand for Argentine exports, a significant reduction of direct foreign investment and higher inflation rates throughout the world. The occurrence of any or all such events, as well as any event affecting Argentina’s main regional partners (including the Mercosur member countries) may have a significant adverse effect on the Argentine economy and, consequently, on our operations, businesses and results.

If the decline in international prices for Argentina’s main commodity exports continues, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the financial crisis in 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybeans. High commodity prices have contributed significantly to government revenues from taxes on exports. If commodity prices decline, the growth of the Argentine economy could be affected. Such occurrence would have a negative impact on the levels of government revenues, the government’s ability to service its debt and on our business.

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

Our economic performance and the value of our real estate assets, and consequently the value of the securities issued by us, are subject to the risk that if our properties do not generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•	downturns in the national, regional and local economic climate;

•	volatility and decline in discretionary spending;

•	competition from other shopping centers and office, industrial and commercial buildings;

•	local real estate market conditions, such as oversupply or reduction in demand for office, or other commercial or industrial space;

•	decreases in consumption levels;

•	changes in interest rates and availability of financing;

•	the exercise by our tenants of their legal right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•

significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•	declines in the financial condition of our tenants and our ability to collect rents from our tenants;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property; and

•	changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation or confiscation.

If any one or more of the foregoing conditions were to affect our business, it could have a material adverse effect on our financial condition and results of operations.

Our investment in property development, redevelopment and construction may be less profitable than we anticipate.

We are engaged in the development and construction of office space, retail and residential properties, shopping centers and residential apartment complexes, frequently through third-party contractors. Risks associated with our development, re-development and construction activities include the following, among others:

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

•

impossibility to obtain,or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

•	significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

•

construction may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased debt service expense and construction costs;

•	general changes in our tenants’ demand for rental properties outside of the city of Buenos Aires; and

•	we may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

In addition, we may face contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31, 32 under Law No. 20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in recent years several courts have denied the existence of independence in those labor relationships and declared joint and several liabilities for both companies.

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

Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

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

We own several plots of land which are not zoned for the type of projects we intend to develop. In addition, we do not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed or rejected. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

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

Our dependence on rental income may adversely affect our ability to meet our debt obligations.

A substantial part of our income is derived from rental income from real property. As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be negatively affected if a significant number of our tenants, or any of our major tenants (as discussed in more detail below):

•	delay lease commencements;

•	decline to extend or renew leases upon expiration;

•	fail to make rental payments when due; or

•	close stores or declare bankruptcy.

Any of these actions could result in the termination of the tenant’s leases and the loss of rental income attributable to the terminated leases. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt and other financial obligations.

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

Real estate investments are relatively illiquid and this tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from a certain investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. Some of our properties are mortgaged to secure payment of our indebtedness, and if we are unable to meet our mortgage payments, we could lose money as a result of foreclosure on such mortgages and even lose such property. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In transactions of this kind, we may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

An adverse economic environment for real estate companies and the credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of available credit for acquisitions would be likely to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, and core plus and value added properties where we believe we can bring necessary expertise to enhance property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Recent disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets presents itself in the future, there can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2010, our consolidated financial debt was Ps.1,641 million (including short-term and long-term debt, accrued interest and deferred financing costs). Please see “Liquidity and Capital Resources”.

Although we are generating sufficient funds from operating cash flows to satisfy our debt service requirements and our capacity to obtain new financing is adequate given the current availability of credit lines with the banks, we cannot assure you that we will maintain such cash flow and adequate financial capacity in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, the recent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these circumstances may last.

This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to react to changes in market conditions, changes in the real estate industry and economic downturns.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions (including the recent international credit crisis) and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

We may be negatively affected by a financial crisis in the U.S., the European Union and global capital markets.

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

The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.

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

We are subject to risks inherent to the operation of shopping centers that may affect our profitability.

Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	increasing competition from internet sales;

•	the amount of rent collected from each shopping center rental unit;

•	changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

•	the fluctuations in occupancy levels in the shopping centers.

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

Our future acquisitions may be unprofitable.

We intend to acquire additional shopping center properties to the extent that they will be acquired on advantageous terms and meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	our estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

•

properties we acquire may fail to achieve within the time frames we project the occupancy or rental rates we project at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

•

our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and

•

our investigation of a property or building prior to its acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

If we acquire a business, we will be required to integrate the operations, personnel and accounting and information systems of the acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

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

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus, also known as the “swine flu”, have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Influenza A H1N1 during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Further, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. Additionally, the outbreak of Influenza A H1N1 contributed significantly to a decrease in the number of tourists visiting Argentina in 2009.

Although there was not an outbreak of A H1N1 influenza in the winter of 2010, we cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or hazard would not significantly negatively affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are subject to various factors that affect their development, administration and profitability. The profitiablity of our office buildings may be affected by:

•	a decrease in demand for office space;

•	a deterioration in the financial condition of our tenants, which may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

•	difficulties or delays renewing leases or re-leasing space;

•	decreases in rents as a result of oversupply, particularly of newer buildings;

•	competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants; and

•	maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings.

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

In addition, the profitability of our hotels depends on:

•	our ability to form successful relationships with international and local operators to run our hotels;

•	changes in tourism and travel patterns, including seasonal changes and changes due to pandemic outbreaks, such as the H1N1 virus;

•	affluence of tourists, which can be affected by a slowdown in global economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

An uninsured loss or a loss that exceeds the policies on our properties could subject us to lost capital or revenue on those properties.

Under the terms and conditions of the leases currently in force on our properties, tenants are required to indemnify and hold us harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from our negligence or intentional misconduct or that of our agents.

Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. In addition, we cannot assure the holders that the tenants will properly maintain their insurance policies or have the ability to pay the deductibles.

Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on our operating results and financial condition.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection and other requirements, all of which affect our ability to acquire land, buildings and shopping centers, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force us to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays in obtaining or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on our business.

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

Argentine Lease Law No. 23,091 imposes restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•

lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation these provisions may not be enforceable and therefore it may be impossible for us to adjust the amounts owed to us under our lease agreements;

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

As a result of the foregoing, we are exposed to the risk of increases of inflation under our leases and the exercise of rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

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

We are subject to great competitive pressure.

All of our properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. To date, there have been relatively few companies competing with us for shopping center properties. However, if additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

Our assets are concentrated in the Buenos Aires area.

Our principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of our revenues are derived from such properties. For both our fiscal years ended June 30, 2009 and 2010, approximately 88% of our consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although we own properties and may acquire or develop additional properties outside Buenos Aires, we expect to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations.

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

Recently, the Company has acquired a property in Partido de la Costa, Department of Canelones, Uruguay, near Montevideo, where it plans to develop a real estate housing units and commercial premises. See other investments in Argentina and abroad.

We face risks associated with our expansion in the United States.

On July 2, 2008, we acquired a 30% interest in Metropolitan, a limited liability company organized under the laws of Delaware, United States of America. Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53rd and 54th streets in Manhattan, New York City. Metropolitan has incurred mortgage debt in connection with the Lipstick Building. For more information about Metropolitan, please see “Results of operations for the fiscal year ended June 30, 2009 and 2010” and “Gain/ (Loss) on equity investee”.

During the fiscal year 2010, we acquired in the aggregate a 10.9% equity interest in Hersha Hospitality Trust (“Hersha”), a Real Estate Investment Trust (“REIT”) which owns controlling interests in 77 hotels most of which are located on the east coast of the United States. Also during the first quarter of fiscal year 2011, we entered into a conditional purchase and sale agreement to acquire a 19-story building that spans 22,893 square meters of net leasable area, located at 183 Madison Avenue, New York, NY.

For more information about Hersha and our international investments, please see “Recent Developments”, and “Significant Changes”.

The U.S. markets have recently experienced extreme dislocations and a severe contraction in available liquidity globally as important segments of the credit markets were frozen. Global financial markets have been disrupted by, among other things, volatility in securities prices, rating downgrades and declining valuations, and this disruption has been acute in real estate and related markets. This disruption has lead to a decline in business and consumer confidence and increased unemployment and has precipitated an economic recession around the globe. As a consequence, owners and operators of commercial real estate, including hotels and resorts, and commercial real estate properties such as offices, have experienced dramatic declines in property values and may continue to experience declines in business and real estate values in the U.S. or elsewhere. We are unable to predict the likely duration or severity of the effects of the disruption in financial markets and adverse economic conditions and the effects they may have on our business, financial condition and results of operations.

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

In 1991, Indarsa purchased 90% of Tandanor, a formerly government-owned company, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993 Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the Argentine government the outstanding price for its purchase of the stock of Tandanor. As a result, the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend Indarsa’s bankruptcy to the companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of the bankruptcy to Puerto Retiro, which acquired Planta 1 from Tandanor.

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.6 million as of June 30, 2010, would be lost. As of June 30, 2010, we had not established any reserve in respect of this contingency.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in our Shopping Center segment, as of June 30, 2010, we owned approximately 63,35% of Alto Palermo, while Parque Arauco S.A. owns another 29.6%. However, On October 15, 2010, the Company executed the option to purchase all of Parque Arauco’s interest in Alto Palermo. See “Recent Developments” and “Significant Changes”.

Through our subsidiary Alto Palermo, we own 80% of Panamerican Mall S.A., while another 20% is owned by Centro Comercial Panamericano S.A. In our Development and Sale of Properties segment, we have ownership of 50% in Puerto Retiro and CYRSA. In addition we have a 90% stake in Solares de Santa María S.A. while Unicity S.A. owns the remaining 10%. . In our Hotel segment, we own 50% of the Llao Llao Hotel, while the other 50% is owned by the Sutton Group. We own 80% of the Hotel Libertador, Hoteles Sheraton de Argentina S.A. owns 20%. We own 76.34% of Hotel Intercontinental. In the Financial Operations and others segment, we currently own approximately 29.78% of Banco Hipotecario, while the Argentine government has a controlling interest in it. Finally, we own a 30% interest in Metropolitan. For more information , please see “Recent Developments” and “Significant Changes”.

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

We have subsidiaries and an important source of funds for us are cash dividends and other permitted payments from our subsidiaries. The debt agreements of our subsidiaries may contain covenants restricting their ability to pay dividends or make other distributions. If our subsidiaries are unable to make payments to our Company, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness.

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

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud S.A.C.I.F.y A. (“Cresud”). As of November 30, 2010, such beneficial ownership consisted of: (i) 292,811,013 shares held by Cresud, (ii) 39,855,739 shares held by Agrology, S.A. (“Agrology”), a 99.9% subsidiary controlled by Cresud, (iii) 628,070 shares held by Consultores Assets Management S.A., and (iv)1,850 shares held directly by Mr. Elsztain.

Conflicts of interest between Cresud’s management, our, and our affiliates may arise in the performance of our business activities. As of November 30, 2010, Mr. Elsztain also beneficially owned (i) approximately 38.48% of Cresud’s common shares (on a fully diluted basis) and (ii) approximately 97.50% (on a fully diluted basis) of the common shares of our subsidiary Alto Palermo. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we have significant currency exposure.

As of June 30, 2010, the majority of our liabilities, such as IRSA’s 8.5% notes due 2017, Alto Palermo’s Series I Notes and Alto Palermo’s convertible notes are denominated in U.S. Dollars, while a significant portion of our revenues and assets as of June 30, 2010, are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

On July 20, 2010, we issued US$ 150 million of 11.5% non-convertibles notes due 2020 (“Series II Notes”) under our global note program for the issuance of notes in one or more series up to an aggregate principal amount of US$ 400 million (the “Global Note Program”). The issue price was 97.838% of the nominal value. Interest on the Series II Notes is payable semi-annually, on January and June 20, each year, commencing on January 20, 2011. For more information about our Series II Notes, please see “Recent Developments” and “Significant Changes”.

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

As of June 30, 2010, we owned approximately 28.03% of the outstanding capital stock of Banco Hipotecario (without considering treasury shares) which represented 14.4% of our consolidated assets as of such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003 and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

Financial institutions are subject to significant regulation relating to functions that historically have been mandated by the Central Bank and other regulatory authorities. Measures adopted by the Central Bank have had, and future regulations may have, a material adverse effect on Banco Hipotecario’s financial condition and results of operations.

Laws and decrees implemented during and after the economic crisis in 2001 and 2002 have substantially altered contractual obligations affecting Argentina’s financial sector. In this context, the Argentine Congress has considered various initiatives intended to reduce or eliminate a portion of the mortgage loan portfolio on the debt owed to Banco Hipotecario. Also, there have been certain initiatives intended to review the terms pursuant to which Banco Hipotecario was privatized. As a result, we cannot assure you that the Argentine legislature will not enact new laws that will have a significant adverse effect on Banco Hipotecario’s shareholders’ equity or that the Argentine government would compensate Banco Hipotecario for the resulting loss. These uncertainties could have a material adverse effect on the value of our investment in Banco Hipotecario.

During previous years, the financial markets in the most important countries in the world were affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. During 2009 and as of the date of this annual report, this situation is gradually reverting to normal. Our management is closely monitoring the effects in order to implement the necessary measures to minimize the impact of the financial crisis on our operations.

Banco Hipotecario relies heavily on mortgage lending and the value of our investment in it depends in part on its ability to implement successfully its new business diversification strategy.

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historic concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on demand for new mortgage loans and the asset quality of outstanding mortgage loans. The past economic crisis had a material adverse effect on its liquidity, financial conditions and results of operations. In addition, a number of governmental measures that apply to the financial sector have had a material adverse effect particularly on Banco Hipotecario, impairing its financial condition.

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

In accordance with Emergency Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia (“CER”) a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a decree providing that mortgages originally denominated in U.S. Dollars and converted into Pesos pursuant to Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. Through December 31, 2002, the WPI and the CVS posted cumulative increases of 118.2% and 0.2%, respectively, and the CER increased 41.4%. During 2003, inflation increased 4.3% as measured by the WPI, 3.7% as measured by the CER and 15.8% as measured by the CVS. As a result, only 10% of Banco Hipotecario’s mortgages loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. The CVS increased until it was repealed by 5.3%, whereas the increase in CER was 5.5% as of December 31, 2004 and the WPI increased 7.9%. During 2005, the CER increased to 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased 10.3% and 7.1%, respectively. In 2008, 2009 and during the first six month of 2010, CER increased 8%, 7% and 6,1%, respectively, and WPI increased 9%, 1.2% and 7,71% respectively.

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

On November 29, 2006, Law No. 26,177 created the Unidad de Reestructuración, a government agency responsible for the revision of each of the mortgage loans granted by the state-owned Banco Hipotecario Nacional, the predecessor of Banco Hipotecario, before the enactment of the Convertibility Law in 1991. The Unidad de Reestructuración was authorized to make non-binding recommendations to facilitate the restructuring of such mortgage loans. The Unidad de Reestructuración submitted a proposal to the National Congress recommending forgiveness or other write-off of such loans, extensions of their scheduled maturities or other subsidies that were capable of adversely affecting Banco Hipotecario’s ability to foreclose on such mortgage loans. On November 21, 2007, the National Congress enacted Law No. 26,313, establishing a procedure for the restructuring of certain mortgage loans made by its predecessor, the former Banco Hipotecario Nacional. Law No. 26,313 restructures the affected loans by recalculating and reducing their unpaid balance (which had been previously restructured pursuant to a prior law). In December 2008, the applicability of Law No. 26,313 was limited to certain of Banco Hipotecario’s mortgage loans made prior to April 1, 1991 to finance the construction of residential complexes which as of December 31, 2008, had been delinquent since November 2007 or earlier. As a result of the recalculation of loans, Banco Hipotecario has forgiven its right to enforce 6,627 mortgage loans representing approximately Ps.100 million in the aggregate. As of June 30, 2010, Banco Hipotecario had constituted allowance for loan loses in connection with the results of this recalculation.

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

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between December 31, 2009 and June 30, 2010, Banco Hipotecario’s portfolio of non-mortgage loans increased 16.5% from Ps.2.525.7 million to Ps.2,942.0, million. A substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, in the future Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, we cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of BODEN and other government securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank GAAP which differ in certain material respects from Argentine GAAP. During 2002, Central Bank GAAP was modified in several respects that materially increased certain discrepancies between Central Bank GAAP and Argentine GAAP. In accordance with Central Bank GAAP, Banco Hipotecario’s consolidated balance sheet as of June 30, 2010 includes US$425.0 million of BODEN issued by the Argentine government as compensation for pesification. Banco Hipotecario’s consolidated balance sheet as of June 30, 2010 also includes Ps.17.1 million representing Central Bank borrowings which Banco Hipotecario incurred to finance its acquisition of the additional BODEN. In accordance with Central Bank GAAP, the BODEN reflected on Banco Hipotecario’s consolidated balance sheet as of June 30, 2010 have been recorded at their technical residual value plus accrued interest.

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

Banco Hipotecario’s exposure to the public sector as of June 30, 2010 amounted US$5.86.0 million consisting mainly by BODEN 2012. Government securities represent approximately 20.2% of Banco Hipotecario´s total assets as of June 30, 2010. Considering Banco Hipotecario’s BODEN holdings, it has a significant exposure to the Government’s solvency. Furthermore, defaults by the Argentine government on its debt obligations, including Boden and other government securities held by Banco Hipotecario, would materially and adversely affects its financial condition which would in turn affect our investment.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2010, Banco Hipotecario’s foreign currency-denominated assets exceeded its foreign-currency-denominated liabilities by approximately US$55.5 million. Substantially all of Banco Hipotecario’s foreign currency assets consist of Dollar-denominated BODEN, but Banco Hipotecario’s liabilities in foreign currencies are denominated in both U.S. Dollars and Euros. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

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

Similarly, the Comisión Nacional de Valores, which authorizes Banco Hipotecario’s offerings of securities and regulates the public markets in Argentina, has the authority to impose sanctions on Banco Hipotecario and its board of directors for breaches of corporate governance requirements. Under applicable law, the Comisión Nacional de Valores has the authority to impose penalties that range from minor regulatory enforcement sanctions to significant monetary fines, to disqualification of directors from performing board functions for a period of time, and ( in the most serious cases) prohibiting issuers from making public offerings, if they were to determine that there was wrongdoing or material violation of law. Although Banco Hipotecario is not currently party to any proceeding before the Comisión Nacional de Valores, we cannot assure you that the Comisión Nacional de Valores will not initiate new proceedings against Banco Hipotecario, its shareholders´ or directors or impose further sanctions.

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

From time to time in recent years, Banco Hipotecario has considered certain possible acquisitions or business combinations, and Banco Hipotecario expects to continue considering acquisitions that it believes offer attractive opportunities and are consistent with its business strategy. We cannot assure you, however, that Banco Hipotecario will be able to identify suitable acquisition candidates or that Banco Hipotecario will be able to acquire promising target financial institutions on favorable terms. Additionally, its ability to obtain the desired effects of past and future acquisitions will depend in part on its ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

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

Risks related to our investment in Tarshop S.A.

We are subject to payment default risks due to our investments in credit card activities and personal loans through our subsidiary Tarshop S.A.

As of June 30, 2010, we owned a 100% interest in Tarshop S.A. (“Tarshop”), a company dedicated to the Consumer financing business that originates credit cards accounts and personal loans to promote sales from our tenants and other selected retailers. On December 29, 2009, we entered into an agreement with Banco Hipotecario to sell an 80 % interest in Tarshop for US$ 26.8 million. On May 21, 2010, and as part of the above mentioned agreement, we and Tarshop entered into an agreement pursuant to which Tarshop sold us 50% of Metroshop’s capital stock. The transaction was subject to the approval of the Banco Central de la Republica Argentina and certain other customary closing conditions which were obtained on August 30, 2010. As a result, on September 13, 2010 APSA transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. Immediately after the sale, APSA’s interest in Tarshop was 20 % of its capital stock. In addition, Alto Palermo owns 50% of Metroshop S.A.’s (“Metroshop”) capital stock . For the fiscal year ended June 30, 2010, Tarshop had net revenues of Ps. 251.7 million, representing 19.0% of our consolidated revenues for such period and had a net gain of Ps 27.1 million.

The consumer financing businesses such as Tarshop, are adversely affected by defaults on credit card accounts and personal loans, defaults by card holders, difficulties enforcing collection of payments , fraudulent accounts and the writing off of past due receivables. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond our control, which, among others, include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	changes in regulations;

•	increases in unemployment; and

•	erosion of real and/or nominal salaries.

These and other factors may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s credit card and personal loan business. In addition, if our consumer financing business is adversely affected by any of the above factors, the quality of its securitized receivables is also likely to be adversely affected. Therefore, we could be adversely affected to the extent that we hold an interest in any such securitized receivables.

Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps.127.4 million in equity certificates as of June 30, 2010.

The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2010, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps.127.4 million and Ps.4.7 million escrow reserves for losses. As of June 30, 2010 Tarshop records a level of allowance for doubtful accounts of Ps.38 million.

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

Through our subsidiary Tarshop, we participate in the consumer financing business. Tarshop operates in the issuance, processing and marketing of our own non-banking credit card called Tarjeta Shopping and grants personal loans. Tarshop’s accounts receivables which consist of cash flows from consumer financing and personal loans are placed into a number of financial trusts that securitize those receivables. These financial trusts issue trust debt securities which are placed through public offering, while Tarshop keeps a subordinated interest by holding participation certificates. Such participation certificates amounted to Ps.127.4 million as of June 30, 2010. The trust debt securities accrue variable interest rates, subject to floors and caps. As a result, the value of subordinated interests in Tarshop Financial Trust and Metroshop could be adversely affected by an increase in interest rates.

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

The GDSs are freely transferable under US securities laws, including shares sold to our affiliates. Cresud, which as of November 30, 2010, owned approximately 57.6 % of our common shares (or approximately 292,811,013 common shares which may be exchanged for an aggregate of 29,281,101 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and the GDS.

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

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2010, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation – United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as additional reporting requirements. See “Taxation – United States Taxation – Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

On February 2, 2007, we issued our 8.5% notes due 2017 in an aggregate principal amount of US$150.0 million`.

These notes contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 4.0 to 1; or

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due 2017, (b) issuance and sale subsequent to the issuance of our notes due 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock, or (c) any reduction in our indebtedness or any restricted subsidiary, (d) any reduction in debt investment (other than permitted investments) and return on assets, or (e) any distribution received from non-restricted subsidiaries.

On July 20, 2010, we issued our Series II 11.5% notes due in 2020 in an aggregate principal amount of US$ 150.0 million. These notes are subject to the same covenants as described above for our 8.5% notes due 2017.

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

Since 1996, we have been, through our subsidiary Alto Palermo, expanding our real estate activities into the shopping center segment by acquiring controlling interests in eleven shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto Noa, Abasto Shopping, Patio Bullrich, Mendoza Plaza Shopping, Alto Rosario, Córdoba Shopping Villa Cabrera and Dot Baires. Since 1996, we have also been expanding into the residential real estate market through the development and construction of multi-tower apartment complexes in the City of Buenos Aires and through the development of private residential communities in greater Buenos Aires area.

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

During the 2004 fiscal year we increased our ownership interest in Banco Hipotecario, reflecting our intention to maintain the participation in Banco Hipotecario as a long-term investment. In recent years, we acquired additional shares increasing own equity interest Banco Hipotecario to 28,03%, as of June 30 ,2010 (without considering treasury shares).

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

In November 2006, Panamerican Mall S.A. (“PAMSA”) was organized between APSA and Centro Comercial Panamericano S.A. (“CCP”), with 80% and 20% interests, respectively. PAMSA has developed a commercial venture comprising a shopping center (“Dot Baires”), a hypermarket and an office building in the Saavedra neighborhood in Buenos Aires City. During May 2009, Dot Baires and the hypermarket were opened while multiplex cinema was opened in early July. The office building is at the completion stage. Construction is being carried out by Constructora San José Argentina S.A., a company related to CCP.

Dot Baires has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meters of gross leasable area. Dot Baires includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles. It is the shopping mall with the largest amount of square meters in Buenos Aires City.

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

In August 2007, we paid US$ 0.6 million for an option to purchase an 80% interest in Arcos del Gourmet S.A. (“Arcos”), a company holder of a concession to exploit the old warehouses and adjacent spaces located at Palermo neighbourhood in Buenos Aires and owned by the Organismo Nacional Administrador de Bienes del Estado (ONABE), a public entity created to administer certain public assets, mainly former national railway assets.

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

Our subsidiary, APSA entered into an agreement with INCSA, an unrelated party, for the acquisition of the Soleil Factory shopping center business, for US$ 20.7 million, of which US$ 8.1 million were paid and recorded as supplier advances. The transaction was subject to certain conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will begin to accrue fixed interest at 5% per year. This balance will be paid in seven annual installments starting one year after the signing of the contract. As part of the same agreement, APSA entered into an offer to acquire, construct and operate a shopping center on land belonging to INCSA located in San Miguel de Tucuman, Province of Tucuman, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction, among other suspensive conditions. The parties determined the value of this transaction to be US$ 1.3 million. See “Recent Developments” and “Significant Changes”.

In March 2008 we launched a residential project through a partnership with Cyrela Brazil Realty to develop a new homebuilding concept in Argentina accompanied by an innovating sales and financing policy. The launch of the first project of this partnership in the Vicente López neighborhood has proven to be successful by signing preliminary sales agreements for 100% of the units to be marketed as of the end of fiscal year 2010. See “Development and Sale of Properties” and “Projects Under Development”.

In April 2008, we acquired a building known as “República Building”, a property located in the City of Buenos Aires. This property, designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,533 gross leaseable square meters to our portfolio. We paid US$ 70.2 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 33.6 million accruing interest at a fixed rate 12% per annum and payable in five equal, annual and consecutive installments as from April 2009. In June 2008, our subsidiary APSA acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Shopping Alto Palermo”. The transaction was executed for a total price of US$17.8 million. See “Recent Developments” and “Significant Changes”.

In July 2008, we acquired a 30% interest in Metropolitan, a limited liability company organized under the laws of Delaware, United States of America. The main asset of Metropolitan is a 34 story building known as the Lipstick Building located at Third Avenue between 53rd and 54th streets in Manhattan, New York City. In addition to this asset, the acquired company also includes the debt related to this building. The purchase price paid was US$ 22.6 million. The property has approximately 59,000 square meters of leasable space. Also, we acquired the right ( “put right”) to sell back the 50% of the interest acquired in a period starting 6 months after this transaction until the third year anniversary of this transaction at a price equal to 50% of the price paid for the total investment plus interest at 4.5% per annum. Additionally, we acquired the right of first offering for 60% of the 5% interest currently held by one of the shareholders of Metropolitan.For more information about Metropolitan. Please see “Recent Developments” and “Significant Changes”.

On July 21, 2008, through our subsidiary Alto Palermo we entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) pursuant to which we, subject to certain closing conditions, would surrender to Cyrsa our right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million. On December 17, 2010, Alto Palermo and CYRSA signed an instrument which rescinds the abovementioned agreement.

During fiscal year 2009, to provide our consumer financing business with a suitable capital base taking into account the prevailing adverse market conditions, our subsidiary APSA took part in a capital increase for up to Ps.60 million, increasing its stake from 80% to 93.4%. Besides, several commercial and operative decisions were implemented in order to improve the business. During the period, APSA provided additional financial support to Tarshop for Ps. 105.0 million. These loans were capitalized on October 2009, after which APSA increased its equity stake in Tarshop to 98.6%. On December 29, 2009, we entered into an agreement with Banco Hipotecario to sell an 80 % interest in Tarshop for US$ 26.8 million. On May 21, 2010, and as part of the above mentioned agreement, we and Tarshop entered into an agreement pursuant to which Tarshop sold us 50% of Metroshop’s capital stock. The transaction was subject to the approval of the Banco Central de la Republica Argentina and certain other customary closing conditions which were obtained on August 30, 2010. As a result, on September 13, 2010 APSA transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. Immediately after the sale, APSA’s interest in Tarshop was 20 % of its capital stock.

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), we acquired 5.7 million shares representing approximately 10.4% of Hersha’s common stock and a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values. The total purchase price paid was US$ 14.3 million. As part of the agreement, our Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees. In January 2010 and March 2010, REIG purchased 4,789,917 and 3,864,000 additional shares of Hersha’s common stock, respectively, for an aggregate purchase price of US$ 30.8 million. As of June 30, 2010 our interest in Hersha amounted to 10.9%. Assuming the call option is excercised and the Company’s interest is not diluted due to newly issued shares, our interest in Hersha would be 14.4%. We account the investment in Hersha at cost while the call option has been accounted for at its fair value.

Hersha is a REIT listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 77 hotels throughout the United States of America totaling approximately 9,951 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

On February 17, 2010, the shareholders of Arcos approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million, of which the Company contributed Ps. 8.3 million.

On June 25, 2010, we and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$1.4 million, of which US$ 0.4 million was paid as of the date of this annual report. The option expires on April 30, 2011 and is subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which the Company has a preemptive right.

On July 20, 2010, we issued US$ 150.0 million of our Series II 11.5% non-convertibles notes due 2020 under our global note program for the issuance of notes in one or more series for up to an aggregate principal amount of US$ 400 million . The issue price was 97.838% of the nominal value. For more information about our Series II Notes. Please see “Recent Developments” and “Significant Changes”.

On October 15, 2010, IRSA executed its option to acquire Parque Arauco S.A.’s direct and indirect stake in the Company. The purchase price was US$ 126 million. As a consequence of this transaction, we increased our equity interest in Alto Palermo from 63.35% to 94.9% of its capital stock. See “Recent Developments” and “Significant Changes”.

Capital Expenditures

Fiscal Year 2010. During the fiscal year ended June 30, 2010 we invested Ps.168.5 million, of which (i) Ps.156.5 million was related to acquisitions and improvements of fixed assets, mainly in connection with the acquisition of the Catalinas Norte plot of land (Ps.100.8 million), improvements in our shopping centers (Ps.32.5 million), completion of the Dot Baires Shopping and the construction of the adjacent office building (Ps.7.4 million), and improvements in our Sheraton Libertador, Llao Llao and Intercontinental hotels (Ps.1.8 million, Ps.1.2 million and Ps.0.8 million, respectively), and (ii) Ps.11.9 million were invested in the acquisition of undeveloped parcels of land, mainly the Zetol and Vista al Muelle plots of land.

Fiscal Year 2009. During the fiscal year ended June 30, 2009 we invested Ps.323.1 million, of which (i) Ps.313.3 million were related to acquisitions and improvements in fixed assets, mainly in the construction of Dot Baires shopping ( Ps.246.9 million) and the construction of Dique IV, and (ii) Ps.9.8 million were invested in the acquisition of undeveloped parcels of land.

Fiscal Year 2008. During the fiscal year ended June 30, 2008, we invested Ps.768.7 million of which Ps.419.0 million were related to the acquisition of businesses and assets, mainly the purchase of two buildings (including their in place leases) known as “Edificio República” and “Torre Bank Boston” for Ps.228.3 million and Ps.173.9 million, respectively. We also made investments in fixed assets of Ps.332.5 million of which Ps.257.7 million were invested through Alto Palermo primarily in the partial construction of the Dot Baires shopping for Ps.114.4 million, in improvements of shopping centers for Ps.50.0 million, in the initial payment for the transfer of Soleil Factory shopping center for Ps.25.6 million, and Ps.40.0 million in our Hotel segment of which Ps.30.7 million were invested in Hotel Llao Llao. We also invested Ps.23.1 million relating to Patio Olmos Building and Ps.16.9 million were related to advance payment for a plot of land located at Beruti 3571. We also invested Ps.17.2 million in undeveloped parcels of land.

Recent Developments

Building located at 183 Madison Avenue, New York, NY.

On August 26, 2010, IRSA and other U.S. partners entered into a conditional purchase agreement to acquire a 18-story building located at 183 Madison Avenue, New York, NY, in one of Manhattan’s most prominent neighborhoods known as “Midtown South”. The building has approximately 22,893 square meters of leasable area and, as of September 30, 2010, its occupancy rate was approximately 72%.

On August 30, 2010, we transferred US$7.3 million to the seller as deposit for the execution of the purchase agreement.

On December 15, 2010 we reported that the acquisition transaction was closed through our subsidiary Rigby 183 LLC (“Rigby 183”), in which we have an 8% indirect interest through Real Estate Strategies (“RES”) and a 49% indirect interest through IMadison LLC. The purchase price paid by Rigby 183 was US$85.1 million, of which US$45.1 million was paid in cash and the balance of US$40.0 million was financed through seller’s financing. Rigby 183 has obtained an additional financing of U$S10.0 million from a third party, which has not been disbursed yet, in order to perform refurbishments and improvements on the building.

On December 17, 2010, we informed that we were negotiating the sale of the 8% interest in Rigby 183 held by RES.

Investment in Lipstick Building, New York, United States

On August 4, 2010, we transferred US$15.0 million into an escrow account in order to facilitate negotiations with our creditors. As a result of such negotiations, the parties involved reached an agreement in order to restructure our debt as follows: (i) mortgage debt would be reduced from US$210 million to US$130 million at a rate of Libor + 400 basis points, with a maximum rate of 6.25% and a maturity term of 7 years; (ii) junior debt of US$45.0 million (not including accrued interest) would be canceled by the payment of approximately US$ 2.25 million in cash, and (iii) we will keep two ground leases, on the same terms and conditions they were originally granted, for a remaining term of 66 years. This restructuring has been approved by both creditors and the court.

Payment of Cash Dividend

On November 19, 2010, we paid to our shareholders a cash dividend for the fiscal year ended June 30, 2010 of the sum of Ps.120 million equivalent to 20,796976237% of our outstanding capital.

Sale of Alto Palermo’s Notes

On October 12, 2010, we reported that we had sold in the secondary market, treasury held Class I Notes of Alto Palermo, due 2017, for a nominal value of US$ 39.6 million.- As a result of such sale, we received a total income of US$ 38.07 million.

Solares de Santa María, Ciudad de Buenos Aires, (formerly Santa María del Plata)

In early September 2010, we acquired (through E-Commerce Latina S.A.) 100% of the capital stock of Unicity S.A. for the sum of US$ 2.5 million. Unicity’s main asset is a 10% interest in the capital stock of Solares de Santa María S.A. , which acquisition was partially financed with funds we lend to Unicity S.A. On September 28, 2010 such debt’s outstanding balance of US$ 9.1 million was capitalized and we received 36,036,000 shares representing 88.61% of Unicity S.A.’s capital stock, being held by E-Commerce the remaining 11.39%.

Exercise of purchase option for acquiring Parque Arauco S.A.’s direct and indirect interest in Alto Palermo

On October 15, 2010, we executed our option to acquire Parque Arauco S.A.’s direct and indirect stake in Alto Palermo S.A. The purchase price was US$ 126.0 million, of which US$ 6 million was paid by the Company at the time the option was granted. According to the terms of the option granted on January 13, 2010, the dividends corresponding to the fiscal year ended on June 30, 2010 were deducted from the purchase price. As a consequence of this transaction, we increased our equity interest in Alto Palermo from 63.35% to 94.9% of its capital stock.

Investment in Hersha Hospitality Trust

On October 22, 2010, through REIG, a company indirectly controlled and managed by us, we acquired 2,952,625 ordinary shares of Hersha at a price of US$ 5.80 per share, totaling US$ 17.1 million. Following this acquisition, our interest in Hersha increased to 10.72% of Hersha’s outstanding capital.

Issue of Notes

On July 20, 2010, we issued US$ 150 million of our 11.5 % non-convertibles notes due 2020 under our Global Note Program for the issuance of notes in one or more series up to an aggregate principal amount of US$ 400 million . The issue price was 97.838% of the nominal value.

Sofora Offer

During 2010 fiscal year, we participated, together with other bidders, in a tender process for acquiring the 50% interest held by Telecom Italia SpA. and Telecom Italia International N.V. (“Telecom Italia Group”) in Sofora Telecomunicaciones S.A. (“Sofora”) and a call option in respect of the remaining 50% in Sofora, the company that indirectly owns the majority common stock capital of Telecom Argentina. To such end, on June 4, 2010, we submitted a binding offer and a letter of credit for US$ 50.0 million to the Telecom Italia Group. As security for the reimbursement obligations under the referred letter of credit, a pledge was set up over approximately 11% of Hersha’s shares and approximately US$ 43.5 million of Alto Palermo’s Notes purchased by us.

In late July, 2010, Telecom Italia resolved not to continue with the sale of Telecom Argentina, and concluded the process. Therefore, the pledges set up as security for the above mentioned letter of credit were released.

Acquisition of TGLT Shares

On November 4, 2010, our subsidiary Alto Palermo acquired 5,214,662 registered non-endorsable common shares, of TGLT S.A. (“TGLT”) for a total consideration of Ps.47.1 million.

Sale of Beruti Plot to TGLT

On October 13, 2010, our subsidiary Alto Palermo entered into a sale and purchase agreement with TGLT in order to transfer a property located at 3351/3359 Beruti street, between Bulnes street and Coronel Diaz avenue in the City of Buenos Aires . In the aforementioned property, TGLT intends to build an apartment building with both residential and commercial parking spaces. The agreed price for this transaction was US$ 18.8 million. As consideration for the transfer of the Property,TGLT has agreed to transfer Alto Palermo: (i) a number of residential units to be determined, representing 17.33% of the total square meters of residential units to be constructed in the building; (ii) a number of residential parking spaces to be determined, representing 15.82% of the total square meters of residential parking spaces to be constructed in the building; (iii) all of the commercial parking spaces to be constructed in the building; and (iv) the amount of US$ 10.7 million to be paid simultaneously with the signing of the deed of the property in favor of TGLT.

On October 29, 2010, TGLT S.A. completed the initial public offering of its shares on the Buenos Aires Stock Exchange, thus complying with the condition to which the operation was subject.

On November 5, 2010, TGLT advanced payment of US$ 10.7 million. On December 16, 2010, the title deed to the Beruti plot of land was executed.

Alto Palermo’s early dividend

On October 7, 2010, Alto Palermo’s board of directors approved the payment of an early dividend in cash for an amount of Ps. 113 million or Ps. 0,08971042033 per share (Ps. 3,588416813 per ADR) and was paid in Argentina on October 15, 2010.

Conversion of Alto Palermo’s Convertible Notes

On October 7, 2010, Alto Palermo reported that two holders of the Alto Palermo’s Convertible Notes exercised their conversion rights. Hence, Alto Palermo issued 477,544,197 common shares, with nominal value of Ps. 0.1 each, and cancel Convertible Notes for an amount of US$ 15,472,432.

As a result of the conversion, Alto Palermo’s capital stock increased from Ps.78,206,421.4 to Ps. 125,960,841.1 and the amount of outstanding shares of Alto Palermo increased from Ps. 782,064,214 to Ps.1,259,608,411. On the other hand, the amount of Convertible Notes outstanding is US$ 31,755,502.

Sale of Tarshop

On August 30, 2010, the Argentine Central Bank approved Alto Palermo’s sale of 80% of Tarshop’s capital stock to Banco Hipotecario As a result, on September 13, 2010, Alto Palermo transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. The total purchase price was US$ 26.8 million. Immediately after the sale, Alto Palermo’s interest in Tarshop was 20 % of its capital stock.

Paraná Plot

On August 12, 2010 we executed the preliminary purchase agreement to acquire a plot of land in Paraná, Entre Ríos, through our subsidiary Alto Palermo. The purchase price was US$ 0.5 million, payable as follows: i) US$ 0.05 million was paid as advance payment on July 14, 2009; ii) US$ 0.1 million was paid upon execution of the preliminary agreement; and iii) US$ 0.35 million will be paid upon execution of the title deed of conveyance of property.

Coto Residential Project.

Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. We, through our subsidiary Alto Palermo and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby we acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which Alto Palermo would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to Alto Palermo an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to Alto Palermo a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to Alto Palermo US$ 88,815 and would proceed with the works in the parking lots that we would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which Alto Palermo notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and Alto Palermo totals US$ 5.9 million.

On December 17, 2010, Alto Palermo and CYRSA signed an instrument which rescinds the abovementioned agreement.

San Miguel de Tucumán Plot

On March 15, 2010 we executed, through our subsidiary Alto Palermo, an offer to purchase, build and operate a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The transaction was subject to certain conditions precedent that were fulfilled on July 1, 2010 as a result of the execution of the final instrument for the partial transfer of business with INCSA.

Shopping Neuquén Project.

Alto Palermo´s subsidiary, Shopping Neuquén S.A.’s (“Shopping Neuquén”) sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where we intend to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, , the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center will be built. Such Agreement was subject to two conditions; both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and (ii) the approval by the Municipality of Neuquén of the new project and the extension of the environmental impact study.

On June 12, 2009, Shopping Neuquén and the Municipality of Neuquén agreed on a revised project to consider certain road access plans and modify general terms as necessary (the “New Agreement”). The revised plan was to be submitted within 90 days from the signing date of the New Agreement. Upon submission, the Municipality would have 30 days for comment. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally, Shopping Neuquén S.A. was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the committed works has started. Works would have to commence within 90 days as from the registration date of the new plan.

The construction of the shopping center and the hypermarket will have to be completed within 22 months as from commencement of the works. The Municipality has the right to revoke the New Agreement and initiate actions in case of breach of contract by Shopping Neuquén.

Shopping Neuquén filed the work plans for the first stage of the project (which includes the construction of the shopping center and hypermarket), obtained the consents required for commencing works, and on July 5, 2010, it started the works committed.

The first stage of the project must be completed within 22 months as from the date of commencement of works. In case of default of the conditions set forth in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and take such actions as deemed necessary in such regard, including, inter alia, request reimbursement of the parcels of Shopping Neuquén S.A. sold by the Municipality of Neuquén.

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued from the trial styled “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: Administrative Procedural Action” lodged at the High Court of Justice of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such resolution is not firm and Shopping Neuquén is currently evaluating the procedural recourse to be filed.

Acquisition of “Soleil Factory” Shopping Center’s.

On July 1, 2010, APSA and INC S.A. (“INCSA”), an unrelated party, executed the final instrument for the partial transfer of business whereby INCSA transferred the business of the commercial center known as “Soleil Factory”, becoming operational on such date. The business mainly includes a building, other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters.

The transaction was filed with the Argentine Antitrust Authority, which has not rendered a decision yet.

Torres Rosario Project, City of Rosario, Province of Santa Fe.

Alto Palermo owns a block of land of approximately 50,000 square meters divided into 8 smaller plots in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2010, two of the plots had been bartered (plots 2-G and 2-H). During the Fiscal year 2010 Alto Palermo sold the lots designated as 2 A and 2 E.

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504 sqm (which represent 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (which represent 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, Alto Palermo executed with Condominios del Alto S.A. a supplementary deed that specifically determines the units involved in the barter that should be transferred to us and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May, 2010. The degree of completion in parcel 2-G is 100% and the execution of its deeds of sale is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (which represent 22% of the total building to be constructed in this parcel) and 47 parking spaces (which represent 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 45% and the works are expected to conclude during the first half of 2011.

During fiscal year 2010 Alto Palermo sold the lots designated as 2-A and 2-E. For more information, please see “Significant acquisitions, dispositions and development of businesses”.

B. Business Overview

Operations and principal activities

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities, including:

•	the acquisition, development and operation of shopping centers, including consumer financing activities,

•	the development and sale of residential properties,

•	the acquisition and development of office and other non-shopping center properties primarily for rental purposes,

•	the acquisition and operation of luxury hotels,

•	the acquisition of undeveloped land reserves for future development and sale, and

•	selected real estate investments outside Argentina.

As of June 30, 2009 and 2010, we had total assets of Ps. 4,936.0 million and Ps. 5,633.4 million, respectively and shareholders’ equity of Ps. 2,095.7 million and Ps. 2,403.0 million, respectively. Our net income for the fiscal years ended June 30, 2008, 2009, and 2010 was Ps.54.9 million, Ps. 158.6 million and Ps. 334.5 million, respectively. We are the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

We currently own 29.78% of Banco Hipotecario S.A. (“Banco Hipotecario”) (without considering treasury shares), one of the leading financial institutions in Argentina.

Consolidated Revenues by Business Segment and Geographic Area

	Revenues for fiscal years ended June 30,
	2010	2009	2008
	(in thousands of Pesos)
Offices and other non-shopping center leased properties:
City of Buenos Aires	153,989	147,142	101,554

Buenos Aires Province	175	607	605
Subtotal Office and other non-shopping center leased properties	154,164	147,749	102,159

Shopping Centers and Consumer Financing Operations:
City of Buenos Aires	638,694	514,353	532,020
Buenos Aires Province	59,833	47,488	39,958
Salta Province	13,701	10,838	9,598
Santa Fe Province	30,821	24,141	20,040
Mendoza Province	27,206	25,478	24,232
Córdoba Province	13,446	11,262	10,577
Subtotal Shopping Centers and Credit Card Operations	783,701	633,560	636,425

Sales and Developments:
City of Buenos Aires	214,913	262,646	189,296
Buenos Aires Province	9,461	10,043	4,030
Córdoba Province	21	29	57
Santa Fe Province	—	7,644	3,428
Mendoza Province	1,172	—	—
Subtotal Sales and Developments	225,567	280,362	196,811

Hotels:
City of Buenos Aires	101,088	98,427	92,043
Rio Negro Province	58,806	60,486	56,804

Subtotal Hotels	159,894	158,913	148,847
Total The City of Buenos Aires	1,108,684	1,022,568	914,913
Total Buenos Aires Province	69,469	58,138	44,593
Total Rio Negro Province	58,806	60,486	56,804
Total Santa Fe Province	30,821	31,785	23,468
Total Salta Province	13,701	10,838	9,598
Total Córdoba Province	13,467	11,291	10,634
Total Mendoza Province	28,378	25,478	24,232
Total	1,323,326	1,220,584	1,084,242

Shopping centers. We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. Alto Palermo operates and owns majority interests in eleven shopping centers in Argentina, six of which are located in the Buenos Aires metropolitan area, one located in greater Buenos Aires area, and the other four are located in the Provinces of Mendoza, Santa Fé, Córdoba and Salta. Our Shopping center segment had assets of Ps. 2,020.7 million as of June 30, 2009 and Ps. 1,934.3 million as of June 30, 2010, representing 40.9% and 34.3%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 182.3 million, Ps. 214.9 million and Ps. 268.0 million during our 2008, 2009 and 2010 fiscal years respectively, representing 72.7% and 49.6%, respectively, of our consolidated operating income for such years.

Consumer Financing. We have developed a consumer financing business through Alto Palermo’s subsidiaries as of fiscal year end, Tarshop and Metroshop S.A. Tarshop and Metroshop’s credit card operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial part of our credit card advances through securitization of the receivables underlying the accounts we originate. Our revenues from credit card operations are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. The Consumer Financing segment had assets of Ps. 174.9 million as of June 30, 2009, and Ps. 327.3 million as of June 30, 2010, which represented 3.5% and 5.8%, respectively, of our consolidated assets at such dates, and generated an operating loss of Ps. 17.7 million and Ps. 125.4 million and an operating income of Ps. 53.3 million for our 2008, 2009 and 2010 fiscal years, respectively, representing 6.9%, 42.4% and 9.9%, respectively, of our consolidated operating income/(loss) for such years. On August 30, 2010, the Central Bank approved the sale of 80% of APSA’s interest in Tarshop to Banco Hipotecario. Immediately after the sale, APSA’s and Banco Hipotecario’s equity interests in Tarshop were 20 % and 80% respectively. For more information please see “Recent Developments”.

Development and sale of properties. The acquisition and development of residential apartment complexes and other residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. For the development of residential communities in general, we acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. Our Development and sale of properties segment had assets of Ps. 507.8 million as of June 30, 2009 and Ps. 657.6 million as of June 30, 2010, representing 10.3% and 11.7%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 19.3, Ps. 121.2 million and Ps. 139.5 million during our 2008, 2009 and 2010 fiscal years, respectively, representing 7.6%, 41.0% and 25.8%, respectively, of our consolidated operating income/(loss) for such years.

Office and Other Non-Shopping Center Rental Properties. As of June 30, 2010, we directly and indirectly owned a majority interest in 14 office buildings and Other Non-Shopping Center Rental Properties in Argentina that in the aggregate represented 237,188 square meters of gross leaseable area. Our Offices and Other Non-Shopping Center Rental Properties segment had assets of Ps. 1,014.9 million as of June 30, 2009 and Ps. 1,088.8 million as of June 30, 2010, representing 20.6% and 19.3%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 52.9, Ps. 76.5 million and Ps. 73.5 million during our 2008, 2009 and 2010 fiscal years, respectively, representing 20.8%, 25.9% and 13.6%, respectively, of our consolidated operating income for such years.

Hotels. We own a 50% equity interest in Hotel Llao Llao, located in the outskirts of Bariloche, and a 76.34 % in the Hotel Intercontinental in the City of Buenos Aires and an 80% equity interest in Hotel Sheraton Libertador in Buenos Aires. Our Hotels segment (which consists of our investments in these three hotels), had assets of Ps. 246.4 million as of June 30, 2009 and Ps. 248.3 millions of June 30, 2010, representing 5.0% and 4.4%, respectively, of our consolidated assets at such dates, and generated income of Ps. 18.0 million, Ps. 8.6 million and Ps. 5.4 million during our 2008, 2009 and 2010 fiscal years, representing 7.1%, 2.9% and 1.0%, respectively, of our consolidated operating income for such years.

Banco Hipotecario. During fiscal year 2010, we continued to increase our interest in Banco Hipotecario by acquiring 100,417,816 shares for Ps. 118.7 million, up to a 28.03% investment, held in the form of Class D shares, which are currently entitled to three votes per share, affording us, as of this fiscal year end, a right to 43.75% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2010, our investment in Banco Hipotecario represented 14.4% of our consolidated assets, and during our fiscal years ended June 30, 2008, 2009 and 2010, this investment generated losses for Ps. 12.4 million, income for Ps. 142.1 million and income for Ps. 151.6 million, respectively.

International. During fiscal year 2009 we have recently acquired a 30% interest in a company incorporated in Delaware (United States), whose main asset is the so-called “Lipstick” office building located in the City of New York, and more recently, we acquired a 10.9% interest, jointly with subsidiaries, in a REIT, called Hersha (NYSE: HT), which holds a controlling interest in 77 hotels in the United States, totaling around 9,951 rooms as of June 30, 2010.

In addition, on August 2010, we, among other partners, entered into a conditional agreement for the purchase of a property located at 183 Madison Avenue, New York, NY. For more information please see “Recent Developments” and “Significant Changes”.

Business Strategy

As a leading company in Argentina dedicated to acquiring, developing and managing real estate, we seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of our land reserves and enhance the margins of our Development and sale of properties segment through the organization of partnerships with other developers.

Shopping centers. We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and a level of shopping center penetration that we consider low compared to many developed countries. Our main objectives are to in generate a sustained growth in the cash flow from our shopping centers and increase their value in the long-term, maintaining a leading position in Argentina’s shopping center industry.

Development and Sale of Properties. We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. In addition, we seek to develop residential properties for other segments of the residential market in Argentina and during the first quarter of the fiscal year ended June 30, 2008, we entered into a partnership with Cyrela Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate in new market segments.

Office and Other Non-Shopping Center Rental Properties. Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for those desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

Hotels. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation. We also seek to continue to invest in improvements for our hotels, to maintain a high level of service in the hotel competitive sector.

Banco Hipotecario. We currently seek to keep our investment in Banco Hipotecario, as we believe that Argentina has a low level of mortgages outstanding measured in terms of GDP and as a result, our investment in Banco Hipotecario is interesting in the long term.

Land reserves. We seek to continue to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In each case, our intention is to purchase land with significant development or appreciation potential for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

International. In the past, we have made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. During fiscal year 2009, we acquired a 30% interest in a company incorporated in Delaware (United States), whose main asset is the so-called “Lipstick” office building located in the City of New York, and during fiscal year 2010, we acquired a 10.9% interest, jointly with subsidiaries, in a REIT, called Hersha (NYSE: HT), which holds a controlling interest in 77 hotels in the United States, totaling around 9,951 rooms as of June 30, 2010 and more recently, we signed a conditional agreement for the purchase of a property located at 183 Madison Avenue, New York, NY, through an investment in a limited liability company, Rigby 183 LLC. We seek to continue to evaluate on a selective basis real estate investment opportunities outside Argentina as long as they offer investment and development attractive opportunities. For more information please see “Recent Developments” and “Significant Changes”.

Shopping Centers

Overview

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2010, Alto Palermo operated and owned majority interests in eleven shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), one of which is located in the greater Buenos Aires (Alto Avellaneda) metropolitan area and the other four of which are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba.

As of June 30, 2010, we owned 63.35% of Alto Palermo and Parque Arauco S.A. owned 29.55%. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA”. In addition, as of June 30, 2010, we owned US$31.7 million of Alto Palermo’s convertible notes due July 2014. If we, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 97.5% of its fully diluted capital. For more information please see “Recent Developments” and “Significant Changes”.

On January 14, 2010, we announced that Parque Arauco S.A. granted to us an option to purchase its 29.55% interest in Alto Palermo (including its direct and indirect interest in Convertible Notes for a principal amount of US$ 15.5 million issued by Alto Palermo), for a total amount of US$126 million. The option grants us the right to exercise it until August 31, 2010, extendable to November 30 of this year, under certain conditions.

On October 15, 2010, we completed the acquisition of Parque Arauco S.A.’s direct and indirect stake in Alto Palermo for an aggregate amount of US$ 126 million. See “Recent Developments” and “Significant Changes”.

As of June 30, 2010, Alto Palermo’s shopping centers comprised a total of 286,286 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For fiscal period 2010, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 97.5%.

As a result of our acquisition of several shopping centers, we centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2010:

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book Value (Ps./000) (5)
					2010	2009	2008
Shopping Centers (6)

Alto Palermo	11/97	18,629	100.0%	100.0%	98,020	82,450	69,847	134,984
Abasto Shopping (7)	07/94	37,603	100.0%	99.6%	91,304	77,773	69,639	163,556
Alto Avellaneda	11/97	36,579	100.0%	96.0%	59,833	47,488	39,958	73,454
Paseo Alcorta	06/97	14,390	100.0%	97.5%	42,714	39,067	37,293	70,663
Patio Bullrich	10/98	11,736	100.0%	99.7%	37,254	31,537	28,864	89,638
Alto Noa Shopping	03/95	18,869	100.0%	99.9%	13,701	10,838	9,598	21,570
Buenos Aires Design	11/97	13,786	53.7%	98.4%	14,613	12,965	12,020	8,811
Alto Rosario Shopping (7)	11/04	28,650	100.0%	93.7%	30,821	24,141	20,040	77,401
Mendoza Plaza Shopping	12/94	40,651	100.0%	93.1%	27,206	25,478	24,232	80,552
Fibesa and others (8)	—	N/A	99.99%	N/A	24,928	25,235	23,327	—
Neuquén (9)	07/99	N/A	98.1%	N/A	—	—	—	12,389
Panamerican Mall S.A. (10)	12/06	49,750	80.0%	100.0%	64,515	8,499	—	583,355
Córdoba Shopping Villa Cabrera	12/06	15,643	100.0%	98.8%	13,446	11,262	10,577	68,958

TOTAL SHOPPING CENTERS		286,286	94.8%	98.0%	518,355	396,733	345,395	1,385,331

Consumer Financing revenues	—	N/A	100.0%	N/A	265,346	236,827	291,030	—
GENERAL TOTAL (11)		286,286	N/A %	97.5%	783,701	633,560	636,425	1,385,331

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. we have a 63.35% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable.-
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office building.
(11)	Corresponds to the “shopping center” business unit mentioned in Note 6 to the Consolidated Financial Statements; includes revenues from “Credit Cards” (Tarshop and Metroshop).-

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which APSA had an interest for the periods shown below:

	Fiscal year ended June 30, (1) (in Ps./000)
	2010	2009	2008

Abasto	926,373	774,496	720,398

Alto Palermo	879,728	745,008	631,821

Alto Avellaneda	885,195	696,502	560,693

Paseo Alcorta	414,652	374,756	385,515

Patio Bullrich	344,789	274,923	271,411

Alto Noa	280,241	211,353	173,998

Buenos Aires Design	140,974	129,075	132,958

Mendoza Plaza	559,359	436,599	433,394

Alto Rosario	419,143	318,443	271,331

Cordoba Shopping-Villa Cabrera	164,257	133,526	120,827

Dot Baires Shopping	763,528	99,478	—

Total retail sales (2)	5,778,238	4,194,159	3,702,346

Notes:

(1)	Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from the booths and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of estimated lease expirations for our shopping center for leases in effect as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring(1)	Square Meters Subject to Expiring Leases (sqm)	Percentage of Total Square Meters Subject to Expiration (%)	Annual Base Rent Under Expiring Leases (Ps.)	Percentage of Total Base Rent Under Expiring Leases (%)
2011	573	94,456	33%	91,438,628	35%
2012	331	44,031	15%	65,011,180	25%
2013	333	43,359	15%	60,966,057	23%
2014 and subsequent	123	104,441	37%	43,606,081	17%
Total (2)	1,360	286,287	100%	261,021,946	100%

(1)	Includes vacant stores as of June 30, 2010. A lease agreement may be linked to one or more premises.
(2)	Includes the basic rental income amount. Does not give effect to our ownership interest in each property.

Occupancy Rate

The following table sets forth the occupancy rate of expressed as a percentage of gross leasable area as of dates stated below:

	Fiscal year ended June 30, (in Ps./000)
	2010	2009	2008

Abasto	99.6	99.8	99.6

Alto Palermo	100.0	100.0	100.0

Alto Avellaneda	96.0	100.0	99.8

Paseo Alcorta	97.5	97.9	99.5

Patio Bullrich	99.7	99.6	100.0

Alto Noa	99.9	99.9	100.0

Buenos Aires Design	98.4	98.8	100.0

Mendoza Plaza	93.1	96.8	97.7

Alto Rosario	93.7	95.0	99.2

Córdoba Shopping Villa Cabrera	98.8	96.4	97.2

Dot Baires Shopping	100	99.9	—

Weighted Average	97.5	98.6	99.3

Rental Price

The following table shows the average rental price per square meter per year/period for the fiscal years ended June 30, 2010, 2009 and 2008:

	Fiscal year ended June 30, (1) (in Ps./000)
	2010	2009	2008

Abasto	1,986.8	1,710.8	1,436.8

Alto Palermo	4,033.8	3,580.8	3,058.5

Alto Avellaneda	1,469.2	1,156.0	972.4

Buenos Aires Design	810.2	731.1	672.8

Paseo Alcorta	2,498.9	2,408.7	2,313.8

Patio Bullrich	2,673.9	2,254.6	2,095.6

Alto Noa	658.6	502.6	461.2

Alto Rosario	948.4	746.5	608.6

Mendoza Plaza	598.8	546.8	537.0

Córdoba Shopping- Villa Cabrera (2)	731.6	590.7	557.8

Dot Baires Shopping	1,081.9	1,162.4	—

(1)	The annual price of rentals per square meter of gross leasable area reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.
(2)	The values for 2008 were modified on the basis of the movie theaters’ surface areas.

The annual rental price per square meter of gross leasable area reflects the sum of the base rent, supplementary rent and income from admission rights divided by the gross leasable area’s square meters.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see APSA´s Audited Consolidated Financial Statements, as filed with Argentine Securities Commission (CNV).

Principal Terms of Alto Palermo’s Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. APSA´s lease agreements are generally denominated in Pesos.

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

Leaseable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”) and Comercializadora Los Altos S.A. (merged with Fibesa S.A. as of July 1, 2009). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent ( “Fixed Monthly Minimum Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Variable Rent Dependent on Sales”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, no assurance can be given that Alto Palermo may be able to enforce such clauses contained in its lease agreements. See “Risk Factors” for a detailed analysis.

In addition to rent, Alto Palermo charges most of its tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase attendance to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Fixed Monthly Minimum Rent or Variable Rent Dependent on Sales, as applicable), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also may require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. Alto Palermo may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by Alto Palermo. Alto Palermo has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units or for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of shopping center revenues for the fiscal years ended June 30, 2008, 2009 and 2010:

	Fiscal Year ended June 30,
	2010	2009	2008
	(in million of Ps.)	(in million of Ps.)	(in million of Ps.)
Fixed monthly minimum rent	259.7	196.0	159.1
Variable rent dependent on prices	95.4	70.9	73.3
Booth and kiosk rentals	39.4	31.8	27.1
Admission rights	62.7	47.7	40.3
Miscellaneous	36.3	33.3	32.0
Parking	24.9	17.1	13.6
Total rentals and services	518.4	397.0	345.4

Detailed Information About Each of APSA’s Shopping Centers

Set forth below is a brief description of APSA’s shopping center portfolio

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,629 square meters of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2010, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 879.7 million, which represents annual sales for approximately Ps. 47,223.3 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 15.1% of its gross leaseable area at June 30, 2010 and approximately 8.8% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 142-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters that includes 36,579 square meters of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, an 18-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2010, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 885.2 million, which represents annual revenues for approximately Ps. 24,199.5 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Musimundo. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 36.8% of its gross leaseable area at June 30, 2010 and approximately 22.3% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters that consists of 14,390 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended

June 30, 2010, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 414.7 million, which represents annual sales for approximately Ps. 28,814.7 per square meter. Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Jazmín Chebar. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.3% of Paseo Alcorta’s gross leaseable area at June 30, 2010 and approximately 9.7% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 173-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center, with approximately 37,603 square meters of gross leaseable area (41,335sqm including Museo de los Niños). The shopping center includes a food court with 27 stores covering an area of 8,021 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto,” a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 926.4 million, which represents annual sales for approximately Ps. 24,635.5. Principal tenants currently include Hoyts General Cinema, Garbarino, Zara, Frávega and Compumundo. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.8% of its gross leasable area and approximately 10.7% of the Fixed Monthly Minimum Rent for the fiscal year ended on June 30, 2010.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 85-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,736 square meters of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 344.8 million, which represents sales for approximately Ps. 29,378.7 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International, Cacharel and Rapsodia. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of Patio Bullrich’s gross leaseable area at June 30, 2010, and approximately 15.3% of its Fixed Monthly Minimum Rent for the fiscal year ended on June 30, 2010.

Alto Noa, City of Salta. Alto Noa is an 90-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,869 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 280.2 million, which represents annual sales for approximately Ps. 14,852.1 per square meter. Principal tenants currently include Supermercado Norte, Garbarino, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 32.4% of Alto Noa’s gross leaseable area as of June 30, 2010 and approximately 15.3% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 63-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zones in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,786 square meters of gross leaseable area and 8 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 140.9 million, which represents annual sales for approximately Ps. 10,225.7 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar

Geo and Kalpakian. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.6% of Buenos Aires Design’s gross leaseable area as of June 30, 2009 and 19.6% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Alto Rosario, City of Rosario. Alto Rosario is a shopping center of 144 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,650 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 491.1 million, which represents annual sales for approximately Ps. 14,629.6 per square meter. Principal tenants are Frávega, Showcase, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.0% of Alto Rosario’s gross leaseable area as of June 30, 2010 and 10.8% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Mendoza Plaza, City of Mendoza. Mendoza Plaza Shopping is a 151-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 40,651 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 22 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 559.4 million, which represents annual sales for approximately Ps. 13,760.1 per square meter. Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Village Cines. Mendoza Plaza Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.3% of Mendoza Plaza Shopping’s gross leaseable area at June 30, 2010, and approximately 23.2% of its Fixed Monthly Minimum Rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, Córdoba. Córdoba Shopping is a 104-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,643 square meters of gross leaseable area (“GLA”). Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 164.3 million, which represents annual sales for approximately Ps. 10,500.2 per square meter. Principal tenants are Showcase, Mc Donald’s, New Sport, Nike and Rapsodia. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.4% of Córdoba Shopping’s gross leaseable area and approximately 11.2% of its Fixed Monthly Minimum Rent for the fiscal year ended on June 30, 2010.

Dot Baires Shopping, City of Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,750 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in this shopping center. For the fiscal year ended on June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 763.5 million, which represents annualized sales for approximately Ps. 15,347.4 per square meter. The main tenants include Falabella, Wal-Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.3% of Dot Baires Shopping’s gross leasable area and approximately 23.3% of its Fixed Monthly Minimum Rent for the fiscal year ended on June 30, 2010.

Acquisition of Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, Alto Palermo entered into a preliminary agreement with INC S.A. concerning a partial conveyance of goodwill whereby Alto Palermo agreed to buy a shopping center located in San Isidro, in northern Greater Buenos Aires, called “Soleil Factory”. The closing of this transaction is subject to certain conditions precedent. The total price was US$ 20.7 million, of which Alto Palermo paid US$ 8.1 million as down payment. The balance of US$ 12.6 million is payable in 2014. At that time, Alto Palermo signed a letter of offer for the acquisition, construction and operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subordinated to certain conditions precedent, including, but not limited to, the partial acquisition from INC S.A. of the going concern formed by the Shopping Center operating in Soleil Factory. On July 1, 2010, the final deed of conveyance of title of the ongoing concern was executed and possession of the property where the shopping center is operating was delivered.

Control Systems

APSA has computer systems to monitor tenants’ sales in all of its shopping centers. APSA also conducts regular manual audits of its tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a computerized cash register that is linked to a main computer server in the administrative office of such shopping center. APSA uses the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto Noa, Dot Baires Shopping, Villa Cabrera Córdoba and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain expemptions to this requirement.

Related Business

Consumer financing segment

We participate in the consumer financing business through our subsidiaries Tarshop and Metroshop, in which as of June 30, 2010 we held a 100% and a 50% interest, respectively. During year 2010, Alto Palermo entered into an agreement for the sale of 80% of its shareholding in Tarshop to Banco Hipotecario. On May 21, 2010 and as part of the above mentioned agreement, Alto Palermo and Tarshop. entered into an agreement that perfected the transfer of shares, pursuant to which Tarshop sold to Alto Palermo 18,400,000 registered, non-endorsable common shares issued by Metroshop, representing 50% of Metroshop S.A.’s capital stock . On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction. Consequently, on September 13, 2010, the transaction was closed.

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

As of June 30, 2010, Tarshop had 872,000 customer accounts, 347,000 of which posted balances, with an average outstanding amount of Ps. 1,727 per account. The total portfolio amounted to Ps. 884.3 million, with 42.4% being securitized through the Tarjeta Shopping Financial Trust Program.

As of June 30, 2010, Tarshop’s loan portfolio, net of write-offs and including securitized coupons was Ps. 608.0 million, 2.9% lower than the Ps. 627.0 million loan portfolio held as of June 30, 2009.

Tarshop’s current business network is made up by 23 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2010, the retail stores that accepted payments through the Tarshop credit card were more than 50,000, 30.2% of which post transactions on a regular basis. On the whole, more than 6.2 million transactions have been posted during the year mentioned.

As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2010 stood at 3.1% (over the portfolio net of write-offs).

On October 30, 2009, the Tarshop’s shareholders resolved upon a capital increase, through the capitalization of irrevocable capital contributions on account of future capital increases, for the amount of Ps. 105.0 million. This amount was provided as financial aid to Tarshop during the second quarter of 2009, which was subsequently accepted as irrevocable capital contributions. The adoption of this measure sought strengthening Tarshop’s balance sheet and reinforcing its financial position ,considering the delicate situation prevailing in the financial trust market in which a part of Tarshop’s businesses are conducted and Tarshop’s very low capitalization compared to its competitors.

During fiscal year 2010, Tarshop had total net income of Ps. 27,12 which compares favourably to the net loss of Ps. 94,074 for fiscal year 2009, that can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses. It should be highlighted that, during the last months of fiscal year 2009, a drop in losses was observed compared to previous quarters.

The table below contains information about our consumer financing business for the relevant fiscal years:

	Year ended June 30,
	2008	2009	2010
	(in million Pesos - constant currency)
Revenues from sales:
Revenues from services (1)	160.1	117.7	116.4
Interest	52.0	56.1	70.9
Commissions to retail stores	31.4	25.2	26.6
Revenues from services rendered to Metroshop	5.6	5.9	4.3
Other revenues from services rendered	6.4	6.4	7.1
Income on portfolio securitization	13.4	11.5	26.4

Total revenues from sales	268.9	222.8	251.7

(1)	These are revenues from: fees on the grant of loans, account maintenance and management, collections procedures, selling expenses and purchases in installments.

Purchase and credit card

Tarshop operates in this business as an issuing and financing company, as a processor of its own card trademark, and as payer to the network of stores accepting the product.

Tarjeta Shopping is accepted in over 50,000 affiliated stores, including the main supermarket, household appliances chains, and shopping centers.

Through its product Tarjeta Shopping, Tarshop provides a wide variety of benefits, such as exclusive discounts and promotions, financing plans in installments, cash advances in the ATM networks all over the country, balance financing through minimum payments, and it also facilitates balance payments at several collection entities, automatic teller machine networks, internet, direct debits through customers’ debit cards and certainly at Tarshop’s own branch network.

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

“Créditos Tarshop” constitutes a product with major potential: they turn each affiliated store into a small branch, with no need for the infrastructure of a store. This modality applies mainly to stores that sell durable and semi-durable products.

Distribution Network

At present, Tarshop has 23 points of sale, including our shopping centers Alto Avellaneda, Alto Palermo and Abasto and Dot Baires, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno and Merlo, among others. It also has branches in the Provinces of Córdoba, Tucumán, Salta and San Salvador de Jujuy.

We have promotion booths and account representatives at Supermercados Coto in the cities of Lanús and Temperley and Supermercado Hiper Libertad located in the city of Salta. We have strategic alliances with certain major household appliances and motorcycle stores, where purchases can be made through the “Créditos Tarshop” system: credit can be granted on the spot with no need for a card for making the first purchase.

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

Loan Origination Process

The loan origination process is based on the enforcement of credit policies laid down by the Risk Committee with parameters set up in the system, by means of a Scoring Model.

Credit assessment is a three-step process: verification and control of documents submitted and data provided by the customer, analysis of credit history in the financial market and credit limit allocation. Such information is validated by various credit bureaus.

As a part of the credit assessment process, there is the involvement of the Fraud Department in the validation of data through the enforcement of prevention policies, by means of automatic identity validation tools.

The allocation of a credit limit consists in the assessment of the amount to be granted according to the level of indebtedness, income and risk score within certain parameters. The calculation of income may take into account the income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as a guarantee.

For existing customers, Tarshop defines limit share reclassification policies, either individual or collective, processed by the Credit Department.

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

The internal management process starts through a telephone call by the Collection Group Call Center and relies on telephone management supported by a predictive dialing device. It is simultaneously supplemented by letters and automatic messages.

This process intensifies as account default moves forward. When internal management is unsuccessful, collection management is referred in a pre-litigation instance to external law firms hired for that purpose.

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

The policies for allowances for bad debts are similar to those established by the Central Bank1.

The following table describes the allowance percentages calculated by Tarshop based on the regulations of the Central Bank.

Condition	Arrears (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50

[1]

The allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligation default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Central Bank have been applied. In addition, the Company verifies whether the allowance raised as explained in the paragraph above is sufficient by assessing the portfolio that exhibits uncollectibility risk and based on its performance.

The table below provides information about our loan portfolio (including the securitized fraction):

	As of June 30
	2008		2009		2010
	(1)		(1)		(1)
Portfolio Condition
Regular Compliance (2)	779.3	83.36%	455.2	74.32%	530.5	88.38%
Matured:
31-89 days	33.2	3.55%	26.4	4.31%	18.0	3.00%
90-180 days	55.5	5.94%	41.9	6.84%	20.6	3.43%
181-365 days	66.9	7.16%	89.0	14.53%	31.1	5.19%
Total	934.9	100.00%	612.5	100.00%	600.2	100.00%
Over 365 days and under legal proceedings (3)	109.7	—	206.5	—	284.1	—
Allowance for bad debts over the regular compliance portfolio as % of delinquent portfolio	—	46.3%	—	64.4%	—	64.48%
Allowance for bad debts over the regular compliance portfolio as % of regular compliance portfolio	—	7.7%	—	16.5%	—	7.49%

(1)	In million Pesos.
(2)	Regular compliance loans, with delinquencies not in excess of 30 days.
(3)	Loans covered by a bad debt allowance at 100%.

Funding

In the course of this fiscal year, Tarshop’s financial and liquidity was reinforced as a result of new bank loans, the issuance of short-term debt securities and the improvement of company’s results. Tarshop shareholders’ equity grew from Ps. 100.2 million as of June 30, 2009 to Ps. 127.3 million as of June 30, 2010.

As of June 30, 2010, Tarshop’s own portfolio stood for 57.6% of its total portfolio whereas as of June 30, 2009 it had stood for 40.7%.

Tarshop has maintained its policy of issuance of financial trusts, through its own Trust Securitization Program under which 60 series have been issued. During this fiscal year, 9 series were subscribed for an amount of Ps. 420 million.

During this fiscal year, Tarshop has successfully placed in the market the first issuance of its own short-term debt securities global program (VCP) for Ps. 22.7 million.

In addition, in the course of this fiscal year, Tarshop entered into new banking funding agreements for a total of Ps. 44.0 million, extending the term of its financings and diversifying its sources of funding.

Technology

Tarshop relies on technological applications to internally support all business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments to affiliated stores, collections on a daily basis, delinquency account management and financial trust management.

For the past years, Tarshop has been implementing world-class applications that have proven to be successful all over the world, as is the case of SAP for ERP and of Avaya for comprehensive customer relationship management.

As regards the business’ core applications, which are maintained in-house, Tarshop deploys a strategy consisting in continuously improving its core applications based on careful supervision of the business’ key indicators in order to make improvements in those spots where the business needs them most. Examples of this strategy were the integration between Tarshop’s core application and the collection procedure application and the telephone communications scheme which resulted in streamlined collections and better customer service. Besides, Tarshop’s web and mobile services platform was renewed, which in turn led to automating contacts with customers and affiliated stores as well as improved loan sales at retail stores.

As concerns the technological platform, an ambicious updating and estandarization plan was completed, which embrassed most of the serves that support the business, including virtualization concepts, use of blade technologies, consolidated storage and virtual backup, which led to improving availability and performance of all the business processes, achieving an annual availability average of 99.9% for the main processes.

During fiscal year 2010, Tarshop implemented a contingency plan that allows it to have a copy of the main business processes at an alternative processing site, which ensures a better availability of services.

As regards the IT governance methodology, Tarshop keeps carrying out a process to re-convert the various activities in the area based on the best practices prescribed by ITIL and in compliance with SOX requirements.

Development and Sale of Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In our fiscal year ended June 30, 2010, revenues from our Development and sale of properties segment were Ps. 225.6 million, compared to Ps.280.4 million in the fiscal year ended June 30, 2009.Construction and renovation works on our residential development properties are currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

In the first quarter of fiscal year 2008, in order to strengthen our presence in the development properties segment, we, together with CYRELA, a renowned Brazilian developer, created an undertaking that operates under the name IRSA-CYRELA (CYRSA) to develop top-level construction residential units in Argentina applying innovating sales and financing policies and based on a new concept in residential units in line with the latest global trends.

IRSA-CYRELA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in the greater Buenos Aires area and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 100% of our own units on sale, and the results will be reflected as the works make progress, proportionally consolidated at 50%.

As of June 30, 2010, the degree of progress shown by the works is about 83.2%. Their completion and delivery are estimated to take place in the first half of the year 2011.

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2010, 2009 and 2008:

Sales and Development Properties

DEVELOPMENT	Date of Acquisition	Estimated /Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales in (Ps. 000) as of June 30 of fiscal year (6)			Book Value Ps./000 (7)
									2010	2009	2008
Residential apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	142	53,798	—	—
Swap receivables Rosario Plot of land (8) (16)	04/30/99	—	4,692	80	63.35%	100.00%	0.00%	—	—	—	—	11,023
Caballito Plot of land (16)	11/03/97	42,668	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	6,794
Swap receivables Caballito Plot of land (Cyrsa) (14)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	18,970
Swap receivables Caballito Plot of land (KOAD) (14)	11/03/97	—	6,833	118	100.00%	98.00%	65.00%	—	—	—	—	32,462
Libertador 1703 y 1755 (Horizons) (15)	01/16/07	458,998	59,000	467	50.00%	83.12%	100.00%	—	—	—	—	208,644
Other (9)	N/A	234,552	120,080	1,438				367,847	1,289	3,483	61,133	10,227

Subtotal residential apartments		759,079	213,223	2,132				421,787	1,431	57,281	61,133	288,120

Residential communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.40%	237,062	5,067	9,904	4,030	1,763
El Encuentro	11/18/97	—	125,889	110	100.00%	100.00%	7.10%	11,830	3,482	—	—	10,256
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	76	—	—

Subtotal residential communities		135,697	1,610,764	1,602				262,920	8,549	9,980	4,030	12,019

Land Reserves
Puerto Retiro	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,600
Santa María del Plata	07/10/97	—	715,951	—	90.00%	0.00%	10.00%	31,000	—	—	—	140,584
Pereiraola	12/16/96	—	1,299,630	—	100.00%	0.00%	100.00%	46,311	46,311	—	—	—
Alcorta Plot of land (8)	07/07/98	—	1,925	—	63.35%	0.00%	100.00%	22,969	—	—	—	—
Rosario Plot of land (8)	04/30/99	—	31,000	—	63.35%	0.00%	19.85%	11,072	—	7,644	3,428	19,894
Caballito Mz 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	19,152	—
Plot of land Baicom	12/23/09	—	6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,459
Canteras Natal Crespo	07/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	273	21	29	57	5,705
Beruti Plot of land (8)	06/24/08	—	3,207	—	63.35%	0.00%	0.00%	—	—	—	—	52,934
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space (8)	09/24/97	—	24,000	—	63.35%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,176	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito Plot of land (8)	10/01/98	—	23,389	—	63.35%	0.00%	0.00%	—	—	—	—	36,745
Patio Olmos (8)	09/25/07	—	5,147	—	63.35%	100.00%	0.00%	—	—	—	—	32,949
Other land reserves (11)	N/A	—	13,596,833	—				1,041	—	1,041	—	35,704

Subtotal land reserves			20,843,235	—				131,818	46,332	8,714	22,637	403,200

Other
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	—	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	—	108,423	—
Madero 1020	12/21/95	—	5,069	N/A	100.00%	100.00%	100.00%	18,848	71	1,830	476	—
Della Paolera 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	—	6,850	—	—
Madero 942	08/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	—	6,137	—	—
Dock del Plata	11/15/06	—	7,942	N/A	100.00%	100.00%	100.00%	84,206	42,136	42,070	—	—
Libertador 498	12/20/95	—	6,819	N/A	100.00%	100.00%	100.00%	82,958	46,608	36,350	—	—
Edificios Costeros	03/20/97	—	6,389	N/A	100.00%	100.00%	100.00%	68,580	68,580	—	—	—
Libertador 602	01/05/96	—	677	N/A	100.00%	100.00%	100.00%	10,948	10,948	—	—	—
Laminar	03/25/99	—	6,521	N/A	100.00%	100.00%	100.00%	74,510	—	74,510	—	—
Reconquista 823	11/12/93	—	5,016	N/A	100.00%	100.00%	100.00%	31,535	—	31,535	—	—
Crucero I stores		—	192	N/A	100.00%	100.00%	100.00%	2,006	—	2,006	—	—
Other	N/A	—	7,017	N/A	100.00%	100.00%	100.00%	25,479	912	3,099	112	—

Subtotal Other (12)		—	67,302					612,118	169,255	204,387	109,011

TOTAL (13)		894,776	22,734,524	3,734				1,428,643	225,567	280,362	196,811	703,339

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, for residential apartments and or communities (adjusted for inflation as of 02/28/03, as applicable).

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at June 30, 2010, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Includes the following properties: Torres de Abasto and Plot of land Mendoza through APSA (fully sold), Abasto Project through Cyrsa, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), swap over Renoir II tower (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold) and Pereiraola lots, through IRSA.
(10)	Includes sales of shares in Abril.
(11)	Includes the following land reserves: Pontevedra lot, Isla Sirgadero, San Luis lot, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C. Gardel 3134, C. Gardel 3128, Agüero 596 (totally sold), Zelaya 3102, Conil and others APSA (through APSA).
(12)	Includes the following properties: Puerto Madero Dique XIII (fully sold). It also includes income from termination and income from expenses recovered in connection with common maintenance fees, stamp tax and associated professional fees.
(13)	Corresponds to the “Development and sale of properties” business unit mentioned in Note 6 to the Consolidated Financial Statements.
(14)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(15)	Owned by CYRSA S.A.
(16)	Corresponds to amounts receivable on swaps disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at June 30, 2010 is 100% and with parcel “H” is 45%.

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

Projects Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which sold to Koad plot number 36 of “Terrenos de Caballito” whereby Koad S.A. has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters, totaling approximately 28,000 saleable square meters. The project will offer a wide variety of amenities and services. As a result of this transaction, Koad promised to deliver to us 118 apartments and 55 parking lots in the first tower, representing 25% of the total square meters for sale, expecting to conclude the construction of Tower 1 during the first semester of 2011 as well as the execution of the deeds of sale of the units involved. Accordingly, Koad granted to us a first lien mortgage on the property to secure up to US$7.5 million of its obligations to us and posted a surety bond in our favor supporting an additional US$2.0 million of Koad’s obligations to the company. As of June 30, 2010, the degree of completion was 98% in Tower I. As of June 30, 2010, 61 apartments and 28 parking lots were sold for an amount of US$ 5.44 million. Aditionally, preliminary sales agreements were signed over 61 functional units to be received. These units have been accounted for net realizable value, which generated income for Ps. 4,829 during fiscal year ended June 30, 2010.

Vicente López, Olivos, Province of Buenos Aires “Horizons Project”. In January, 2007, we acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) through the delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of US$15.0 million, payable as follows: (i) US$0.5 million in cash; (ii) through the delivery of certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) through the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of US$13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, we created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. To that end, we contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares that we contributed).

We entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA S.A., which will operate under the name of IRSA - CYRELA.

CYRSA is presently developing this plot of land. The showroom was opened to the public in March 2008 and it was an immediate success. As of June 30, 2010 preliminary sales agreements representing 100% of the units to be sold were executed, and the results will be reflected according to the work progress, proportionally consolidated at 50%. The units will be completed and delivered in the first half of the year 2011. At June 30, 2010 the degree of progress was about 83.12%.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., a subsidiary of our subsidiary APSA, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building is almost operational and it will mark the entrance of the Company in the rental office corridor in the northern area of the City of Buenos Aires.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2010, 2 parking spaces and 4 spaces for motorcycle parking were pending sale.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2010 are fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2010, the project is finished and only 5 parking spaces remain to be sold.

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

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2010, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-

income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included with the assets that the Company acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of Alto Palermo Plaza was sold and there was only one unit with deed of sale to be executed in Alto Palermo Park.

Villa Celina, Province of Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2010, 100% of the project had been sold.

Torres Renoir, Dique III. During fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. As of June 30, 2010, the works were completed and the units were fully sold.

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

As of June 30, 2010, our residential communities for the construction of single-family homes for sale in Argentina had a total of 9,816.07 square meters of saleable area in Abril, and 116,501 sqm of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2010, 99.4% of the property had been sold for an aggregate of Ps. 237.1 million, with 9,816.07 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, we own 110 lots in a 110-hectare gated residential complex known as “El Encuentro”, consisting of a total of 527 lots with a total saleable area of

610,785.15 square meters with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 116,501 square meters. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2010, after having started commercialization in March 2010, preliminary sales agreements have been signed for 3 units, recognized at net realizable value. This transaction guaranteed income for Ps. 1,044. 11 units have been sold for US$ 1.1 million and a surface area of 10,211 square meters, and the deeds for 6 additional units

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2010, our land reserves totaled 27 properties consisting of approximately 2,084 hectares (including Torres de Rosario, Beruti lot, Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where we hold interests through our subsidiary Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa María, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”) we are owners of this property. We intend to develop this property for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

In 1997 we acquired the site which the National Executive Branch had assigned to be the Athlete Residence of the Olympic Games (Olympic village) in case Buenos Aires was chosen as host city to hold the Olympic Games. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992, provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”). As from the acquisition of this property, we have been seeking the municipal approvals necessary for the development of a mixed project in the area.

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the City Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project. On December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project.

In June 2007, we sold 10% of the capital stock of Solares de Santa María for the amount of US$ 10.6 million to Unicity S.A., an unrelated third party, who is affiliated to the Sutton Group. We have collected US$ 1.5 million of the purchase price and the balance of US$ 9.1 million was capitalized in September 2010.

In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

In early September 2010, we acquired through E-Commerce Latina 100% of the stock capital of Unicity S.A. for the sum of US$ 2.5 million. Unicity capitalized its US$ 9.1 million debt with the company and we received in exchange 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce the remaining 11.39%. Following this transaction, we own 100% of capital stock of Solares de Santa María.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% indirect interest in Puerto Retiro through our subsidiary Inversora Bolívar.

Caballito plot of land, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property. This already has the consent of the Executive Branch.

Beruti plot of land. During June 2008, APSA acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center. On October 13, 2010, APSA and TGLT, entered into an agreement to barter this plot of land. For more information, please see “Recent Developments” and “Significant changes”.

Paraná Plot of Land. On June 30, 2009, Alto Palermo executed a “letter of intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, for the construction, of a shopping center or mall. The purchase price was US$ 0.5 million, of which US$ 0.05 million was paid as advance payment and as consideration for promising not to sell the property until November 27, 2009. On August 12, 2010, the agreement of purchase was executed. For more information, please see “Recent Developments” and “Significant changes”.

Caballito Plot of Land, CYRSA. During fiscal 2008, we and CYRSA Sociedad Anónima executed a barter deed pursuant to which we transferred to CYRSA under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to us US$ 0.1 million and agreed to tender certain non-cash considerations such as transferring under barter to us certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of us in the amount of US$ 12.6 million.

On December 17, 2010, the Company and CYRSA entered into an agreement to rescind the abovementioned transactions. As a result, CYRSA restored the asset to the Company. Title deed execution is still pending.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to CYRSA S.A. (CYRSA) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, CYRSA would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, CYRSA would deliver to APSA a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, CYRSA would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notifies CYRSA of compliance with the conditions precedent. The transaction between CYRSA and APSA totals US$ 5.9 million.

On December 17, 2010, Alto Palermo and CYRSA signed an instrument which rescinds the abovementioned agreement.

Baicom plot of land. On December 23, 2009, we acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in accordance with the City of Buenos Aires urban construction rules and regulations.

Land Reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Pereiraola S.A.is a company whose main asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by us.

On April 21, 2010, we entered into a purchase and sale agreement with a third party whereby we agree to sell 100% of Pereiraola S.A.’s shares. The total purchase price of the transaction was set at US$ 11.8 million, plus VAT, which meant a gain of Ps. 21.7 million over book value.

On June 25, 2010, we accepted a purchase bid for US$ 11.8 million, to be paid partly in cash and partly in kind. For the cash-based payment, the buyer has paid us US$ 1.9 million. The US$ 7.8 million balance will be paid in four semi-annual, equal and consecutive installments of US$ 1.9 million each. On September 30, 2010, we received US$ 1.05 million as an advance on the first installment. As to the non-monetary part of the purchase price, the buyer will transfer ownership to us over certain lots within 36 months starting on the date its bid was accepted.

To secure payment of the price, the buyer pledged its Pereiraola’s shares, which remain in our custody. Besides, the buyer created a first-degree mortgage in our favor over the property.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. We are considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2010.

Land Reserves in Other Provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a block of land of approximately 50,000 square meters divided into 8 smaller plots. in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2010, 2 of the plots had been bartered (plots 2-G and 2-H). During fiscal year 2010, APSA sold the lots designated as 2A and 2E. For more information please see “Recent Developments” and “Significant changes”.

The barter of parcel 2-G represents a total of 10,128 square for sale. Condominios de Alto S.A. will receive 15 apartments, with a total constructed area of 1,504 square meters and 15 parking spaces as consideration for the barter agreement, which units are already for sale since May, 2010.

The barter of parcel 2-H represents a total of 14,500 square meters for sale, 3,188 square meters of which represent the consideration for the barter agreement. This area is equivalent to 42 apartments and 42 parking spaces.

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504 sqm (which represent 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (which represent 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, APSA and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to APSA and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May, 2010. Construction in parcel 2-G is completed and the execution of its deeds of sale is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (which represent 22% of the total building to be constructed in this parcel) and 47 parking spaces (which represent 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 45% and the works are expected to conclude during the first half of 2011.

Neuquén Project, Province of Neuquén. The main asset of project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project.

The required modifications to the blueprints were filed on October 19, 2009. Then, the Municipality of Neuquén raised some observations that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, APSA was notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 days for the start of the shared works. APSA submitted the mandatory working plans for the first stage of the works (which contemplates the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90- day term , APSA started the shared works.

The first stage of the works is to be finished within 22 months counted as from the date of commencement of the construction works. In the event of a breach of the terms and conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned. See “Recent Developments”.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba . In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we acted as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating.

Arcos de Gourmet

On November 27, 2009, we exercised the option to acquire the 80% of Arcos´s common stock. For more information, please see “Significant acquisitions, dispositions and development of businesses”.

Soleil Factory shopping center business

On July 1, 2010, the Company and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters was transferred to the Company. For more information, please see “Recent Developments”.

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

Other Land Reserves

Our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

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

The following chart shows certain information regarding our luxury hotels:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy % (1)	Average price per room Ps. (2)	Accumulated sales in Ps. 000 as of June, 30 (in thousand Ps.)			Book value as of 06/30/10 (Ps.000)
						2010	2009	2008
Intercontinental (3)	11/01/97	76.34%	309	67.9%	607	64,092	61,367	57,517	46,000
Sheraton Libertador (4)	03/01/98	80.00%	200	82.3%	449	36,996	37,060	34,526	36,368
Llao Llao (5)	06/01/97	50.00%	201	45.7%	1,113	58,806	60,486	56,804	70,303
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	65.6%	653	159,894	158,913	148,847	174,571

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Directly owned through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4)	Indirectly owned through Hoteles Argentinos S.A.
(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Hotel Intercontinental, City of Buenos Aires. In November 1997, we acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. During fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

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

Other Investments in Argentina and Abroad

Acquisition of companies in the real estate business in the Republic of Uruguay. During the fiscal year ended on June 30, 2009, we acquired (through Tyrus) by a minimum payment a 100% ownership interest in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay.

In June 2009, Liveck acquired a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

The total purchase price for all the shares in Zetol had been set at US$ 7.0 million, of which US$2.0 million have already been paid and the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus an annual 3.5% interest calculated on outstanding balances, until completion of the projected construction or within a maximum term of 93 months counted as from the date of acquisition . The sellers may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest), the ownership rights to the units to be built in the real estate owned by Zetol, representative of 12% of the total marketable square meters built.

The total price for the acquisition of Vista al Muelle was US$ 0.83 million. There has been a US$ 0.5 million down payment and it has been agreed that the balance will be paid within a maximum two years; plus an annual 8% interest rate on balances.

To secure compliance with the obligations assumed by Liveck in connection with the above mentioned transactions, Ritelco S.A. has tendered a surety bond to secure 45% of the price balance, interest and the seller’s option rights.

On June 30, 2009, the Company sold a 50% s stake in Liveck to Cyrela Brazil Realty S.A. for US$ 1.3 million.

We and certain partners intend to carry out an urban project consisting of the construction of apartment buildings to be subsequently sold. The project has been granted the required “urban feasibility” status by the Canelones’ Mayor’s Office of the Canelones department and by its local Legislature. Under Legislative Council.

The agreement for the purchase and sale of Zetol and Vista al Muelle as amended, Liveck has undertaken to acquire the interest held by Banzey (or by Ernesto Kimelman or by an entity owned by him, as applicable) in those companies and Banzey has agreed to sell the shares for the amount in US Dollars or in Uruguayan Pesos, as applicable, that any of them would have effectively contributed to Zetol and Vista al Muelle, until the transaction is consummated.

The parties have agreed that the above mentioned duties will be rendered inneffective if prior to December 13, 2010, inclusive, the parties has signed a stockholder agreement in that respect. If no such agreement is executed and delivered, the transaction will be formally instrumented on December 13, 2010.

As part of the purchase of Zetol and Vista al Muelle, Liveck and Banzey entered into an agreement pursuant to which Liveck agreed to purchase and the later agreed to sell the 10% interest in the companies on July 11, 2011, provided there is no shareholders agreement signed before July 1, 2011.

On December 17, 2010, the Company and Cyrela signed a share purchase agreement by which the Company reacquired from Cyrela 50% of Liveck capital stock for US$ 2.7 million. This amount is equivalent to the contributions made to Liveck by Cyrela. Consequently, as of the issuance of these financial statements the Company stake in Liveck raised to 100%.

As part of the agreement the Company assumed the obligation to hold harmless Cyrela in case of receiving a claim from the sellers of Zetol. Also, if unable to obtain, within 24 month as from the date of the agreement, the release of Cyrela from the guarantee given in favor of the mentioned sellers, the Company is forced to issue a new security equal to the 45% of the outstanding balance, interest thereon and the option right of the sellers of Zetol, in favor of Cyrela.

Investment in Lipstick building, New York, United States. During July, 2008, we acquired a 30% equity interest in Metropolitan, a company incorporated in Delaware, whose main asset is an office building known as “Lipstick Building” located in the City of New York for US$ 22.6 million. The Lipstick Building is a 34-story office building located on Third Avenue between 53rd and 54th Streets in Manhattan, City of New York. The property has approximately 59,000 square meters of leaseble area. In addition, we acquired put rights over 50% of the interest purchased until the third anniversary of the transaction, for a price equal to the amount invested plus interest at rate of 4.5% per annum. In addition, we acquired a right of first refusal over 60% of the 5% interest currently held by one of the shareholders of Metropolitan.

For more information, please see “Recent Developments” and “Significant Changes”.

Investment in Hersha Hospitality Trust. On August 4, 2009, through REIG, a company indirectly controlled and managed by us, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.2 million. Accessorily to the initial acquisition of our equity interest in Hersha, we acquired an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share; exercisable at any time prior to August 4, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Board Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed member of the board of truestees of Hersha.

In January 2010, we acquired 4.8 million additional Class A Common Shares for a price per share of US$ 3.00 and total price of US$ 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital increase whereby it issued 27.6 million Class A common shares. In connection with this increase we exercised our preemptive subscription rights granted under the initial transaction and acquired 3.8 million additional Class A common shares for a price per share of US$ 4.25, for a total amount of US$ 16.4 million. Therefore, as of June 30, 2010, our interest in Hersha amounted to 10.9% of its capital stock. For more information about Hersha, see “Recent Developments” and “Significant Changes”.

On October 22, 2010, through REIG, we acquired 2,952,625 ordinary shares of Hersha at a price of US$ 5.80 per share, totaling US$ 17.1 million. Following this acquisition, our interest in Hersha increased to 10.72% of Hersha’s outstanding capital.

Hersha is a REIT traded in the New York Stock Exchange, under the “HT” ticker. Hersha’s investments are mainly in upscale, mid-scale and extended stay hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets; mainly along the US Northeast; as well as in certain select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2010, Hersha’s portfolio of hotels comprises majority stakes in 62 hotels and ownership interests in a further 15 hotels through joint ventures. These hotels are all within the “select service” and “upscale hotels” categories. In the aggregate, Hersha’s 77 hotels represent over 9,951 rooms and are located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott (r), Courtyard by Marriott (r), Residence Inn (r), Fairfield Inn (r), Springhill Suites (r), TownePlace Suites (r), Hilton (r), Hilton Garden Inn (r), Hampton Inn (r), Homewood Suites (r), Hyatt Summerfield Suites (r), Holiday Inn (r), Holiday Inn Express (r), Comfort Inn (r), Mainstay Suites (r), Sleep Inn (r), Sheraton Hotel (r), and Hawthorn Suites (r)). Hersha also operates some of its hotels through independent boutique hotel chains.

Building located at 183 Madison Avenue, New York, NY. On August 26, 2010, we with other U.S. partners entered into a conditional agreement for the purchase of a property located at 183 Madison Avenue, New York, NY. The investment vehicle is the domestic company Rigby 183 LLC, which, after the consummation of the transaction, will control a 19-story building located at such address, in a Manhattan area known as “Midtown South”. The area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square and the Madison Square Garden. It also has one of the largest office and store markets, excellent means of transportation, restaurants, stores and entertainment options. The building has around 22,893 sqm of leasable area and the price offered for the property amounted to US$ 75.2 million. As the seller is under reorganization proceedings, judicial authorizations are still pending to consummate the transaction. Should it be consummated, we would have 49% of Rigby 183 LLC’s capital stock.

On August 30, 2010, we transferred US$ 7.3 million so as to contribute it jointly with that of its partners in Rigby 183 LLC a deposit to the seller for the executed agreement. On December 15th the transaction took place, being payed 85.1 million for the property.

For more information please see “Recent Developments” and “Significant Changes”.

Sofora Offer. During this fiscal year, we participated, together with other bidders, in a tender process for acquiring the 50% interest held by Telecom Italia SpA and Telecom Italia International N.V. (“Telecom Italia Group”) in Sofora Telecomunicaciones S.A. (“Sofora”) and a call option in respect of the remaining 50% in Sofora, the company that indirectly owns the majority common stock capital of Telecom Argentina. To such end, on June 4, 2010, the Company submitted a binding offer and a letter of credit for US$ 50 million to the Telecom Italia Group. As security for the reimbursement obligations under the referred letter of credit, a pledge was set up over approximately 11% of Hersha’s shares and approximately US$ 43.5 million of Alto Palermo’s Notes that we acquired.

In late July, 2010, Telecom Italia resolved not to continue with the sale of Telecom Argentina, and concluded the process. Therefore, the pledges set up as security for the above mentioned letter of credit were released.

Office and Other Non-shopping Center Rental Properties

Overview

We are engaged in the acquisition, development and management of Offices and Other Non-Shopping Center Rental Properties in Argentina. As of June 30, 2010, we directly and indirectly owned interests in 22 office and other rental properties in Argentina, which comprised 237,188 square meters of gross leaseable area. Of these properties, 14 were office properties, which comprised 140,238 square meters of gross leaseable area. For fiscal year 2010, we had revenues from Offices and Other Non-Shopping Center Rental Properties of Ps. 154.2 million.

All our office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2010, the average occupancy rate for all our properties in the Office and Other Non-Shopping Center Rental Properties segment was approximately 82.0%. Seven different tenants accounted for approximately 44.0% of our total revenues from office rentals for fiscal year 2010: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, Apache Energía Argentina, Microsoft de Argentina S.A., Sibille S.C. (KPMG), and Grupo Danone Argentina.

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

Leases.

We lease our office and other properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties.

The following table sets forth certain information regarding our direct and indirect ownership interest in office and Other Non-Shopping Center Rental Properties.

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy rate (2) Jun-10	IRSA’s Effective interest	Monthly rental income Ps./000 (3)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book value Ps./000 (5)
						2010	2009	2008
Offices
Edificio República	04/28/08	19,884	80%	100%	2,046	21,188	17,114	203	219,777
Torre Bankboston	08/27/07	14,873	96%	100%	1,769	22,333	19,670	15,688	155,196
Bouchard 551	03/15/07	23,378	100%	100%	1,944	22,441	20,342	12,678	150,570
Intercontinental Plaza	11/18/97	22,535	100%	100%	1,941	21,559	18,372	12,496	82,408
Bouchard 710	06/01/05	15,014	83%	100%	1,120	14,076	17,379	12,931	65,261
Dique IV, Juana Manso 295(10)	12/02/97	11,298	92%	100%	1,213	13,963	1,743	—	64,620
Maipú 1300	09/28/95	10,280	99%	100%	1,004	11,339	9,890	8,107	38,287
Costeros Dique IV	08/29/01	5,437	90%	100%	479	5,358	5,056	4,603	19,111
Libertador 498	12/20/95	3,714	100%	100%	471	6,900	9,285	8,551	14,657
Suipacha 652/64	11/22/91	11,453	95%	100%	593	4,804	3,820	2,480	10,936
Madero 1020	12/21/95	101	100%	100%	3	31	32	89	218
Dock Del Plata	11/15/06	—	N/A	100%	—	1,302	6,083	6,945	864
Edificios Costeros	03/20/97	—	N/A	100%	—	1,382	4,082	3,896	—
Laminar Plaza	03/25/99	—	N/A	100%	—	123	5,327	5,607	—
Reconquista 823/41	11/12/93	—	N/A	100%	—	21	2,087	2,256	—

Other offices (6)	N/A	2,271	86%	N/A	89	1,774	1,189	1,385	4,903

Subtotal Offices		140,238	93%	N/A	12,672	148,594	141,471	97,915	826,808

Other Rental Properties
Commercial Properties (7)	N/A	312	—	N/A	—	1	209	188	3,625
Museo Renault	12/06/07	1,275	100%	100%	30	356	356	204	4,785
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	87	1,014	959	958	12,496
Thames	11/01/97	33,191	—	100%	—	175	607	607	3,897
Catalinas Norte´s Plot of Land	12/17/09	N/A	N/A	N/A	N/A	N/A	N/A	N/A	100,804
Other properties (8)	N/A	2,072	100%	N/A	10	80	2,207	220	5,973

Subtotal Other Rental Properties		96,950	65%	N/A	127	1,626	4,338	2,177	131,580

Related fees (11)		N/A	N/A	N/A		3,944	1,940	2,067	N/A

TOTAL OFFICE AND OTHER RENTAL PROPERTIES (9)		237,188	82%	N/A	12,799	154,164	147,749	102,159	958,388

Notes:

(1)	Total leaseable area for each property as of June 30, 2010. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of June 30, 2010.
(3)	Agreements in force as of 06/30/10 for each property were computed.
(4)	Total leases consolidated by application of the method under Technical Resolution RT21.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2768 and Sarmiento 517.
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona in Abril.
(8)	Includes the following properties: 1 unit of Alto Palermo Park, Constitución 1159 and Dique III (fully sold) and Canteras.
(9)	Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 6 to the Consolidated Financial Statements.
(10)	The building was occupied on 05/15/09.
(11)	Revenues from building management fees

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(sqm)	(%)	(Ps.)	(%)
2010	25	61,778	32%	4,540,039	3%
2011	54	48,332	25%	48,711,626	32%
2012	51	41,343	21%	55,444,927	36%
2013+	46	42,509	22%	43,630,088	29%
Total	176	193,962	100%	152,326,680	100%

*	Includes offices which contract has not been renewed as of June 30, 2010.
*	Does not include vacant leased square meters.
*	Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage during fiscal years ended June 30, 2010, 2009 and 2008:

	Occupancy Percentage Fiscal year ended June 30,(1)
	2010	2009	2008
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	100	100
Bouchard 710	83	100	100
Bouchard 551	100	96	100
Dock del Plata (3)	N/A	80	100
Libertador 498	100	100	100
Maipú 1300	99	100	100
Laminar Plaza (3)	N/A	N/A	100
Madero 1020	100	100	100
Reconquista 823/41 (3)	N/A	N/A	100
Suipacha 652/64	95	100	100
Edificios Costeros (3)	N/A	59	89
Costeros Dock IV	90	90	100
Torre BankBoston	96	100	100
Edificio República	80	64	19
Dique IV, Juana Manso 295	92	89	N/A
Other (2)	86	89	100

Notes:

(1)	Leased square meters in accordance with agreements in effect as of June 30, 2010, 2009 and 2008 considering the total leaseable office area for each year.
(2)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774 and Sarmiento 517.
(3)	This property was fully sold.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2010, 2009 and 2008:

	Annual average income per square meter Fiscal year ended June 30,(1)
	2010	2009	2008
	(Ps/sqm)	(Ps/sqm)	(Ps/sqm)
Offices
Intercontinental Plaza	957	717	555
Bouchard 710	938	1,158	861
Bouchard 557	960	870	458
Dock del Plata (2)	422	908	877
Libertador 498 (3)	1,366	1,005	812
Maipú 1300	1,103	962	789
Laminar Plaza (2)	N/A	817	860
Madero 1020	307	281	414
Reconquista 823/41 (2)	N/A	416	450
Suipacha 652/64	419	334	217
Edificios Costeros (2)	216	639	610
Costeros Dock IV	985	930	847
Torre BankBoston (3)	1,502	1,238	992
Edificio República	1,066	861	55
Dique IV, Juana Manso 295 (4)	1,236	154	N/A
Other (5)	602	326	448

Notes:

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
(2)	The property was fully sold.
(3)	3,099 leasable square meters were sold in fiscal year 2009 and 3,719 leasable square meters were sold in fiscal year 2010.
(6)	The property was acquired on 08/27/07, consequently income is for only ten months of fiscal year 2008.
(3)	The property was acquired on 04/28/08 and construction works were in progress, consequently income is for only 10 months of fiscal year 2008.
(4)	Fiscal year 2009 income corresponds to only 45 days.
(5)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774 and Sarmiento 517.

Properties

Below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Edificio República. This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, Federalia S.A. de Finanzas, Enap Sipetrol Argentina S.A., Infomedia, BASF Argentina S.A. and Banco Itaú.

Torre BankBoston. The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Standard Bank, BankBoston N.A. Suc. Bs. As., Exxon Mobile, Kimberley Clark de Argentina and Hope, Duggan & Silva S.C.

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

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo, Cognizant Technology Solutions Industrias Pugliese S.A and Toyota Credit Argentina.

Juana Manso 295-Dique IV, Puerto Madero, City of Buenos Aires. About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by us in June 2005, located in the Catalinas area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A., Chubb Argentina de Seguros S.A.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own the entire building, which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A. and PPD Argentina S.A., TV Quality, Bovis Lend Lease S.A. and Japan International Cooperation Agency.

Libertador 498, City of Buenos Aires. Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 6 stories with an average area per floor of 620 square meters and of 153 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A., LG Electronics Argentina S.A., Allergan Productos Farmacéuticos S.A. and Dak Americas Argentina S.A.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Trafigura Argentina S.A.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the city. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop.

Other office properties. We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 1.8 million in annual rental income for fiscal year 2010. Among these properties are Madero 942 (sold in October 2008), Libertador 602(sold), Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. Our portfolio of rental properties as of June 30, 2010 includes four leased properties that are leased as street, a lot in industrial premises, two undeveloped plots of land and other properties for various retail uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Solares de Santa María.

Catalinas Norte Plot of land. On May 26, 2010, jointly with the Government of the City of Buenos Aires, we executed a deed of conveyance of title whereby we acquired a property located at Avenida Eduardo Madero 150, between Av. Córdoba and San Martín. The total price of the transaction was fixed in the amount of Ps. 95.0 million, Ps. 19.0 million of which were paid upon the execution of the preliminary sales agreement (on December 17, 2009), whereas the balance of Ps. 76.0 million was paid upon the execution of the deed on May 26, 2010.

Sales of Non-Strategic Assets. During fiscal 2009 we executed and delivered title deeds for the sale of 19,371 sqm of gross leasable area corresponding to non-strategic office assets in several transactions totaling approximately US$ 52 million. These transactions include, besides those broken down above in the review: 7 functional units at Edificio Dock del Plata representative of 3,937 sqm of gross leasable area; a commercial property in Puerto Madero designated as Crucero I representative of 192 sqm of gross leasable area; 5 functional units at Edificio Libertador 498 representative of 3,099 sqm of gross leasable area; one functional unit at the property located in Av. Madero 942 representative of 768 sqm of gross leasable area; 5 floors at Edificio Laminar Plaza, representative of 6,520 sqm of gross leasable area and a block building along Reconquista street representative of 5,016 sqm of gross leasable area. This decision allows us to reinforce our financial robustness and to re-focus on consummating the potential business opportunities that are being added to our portfolio such as the incorporation into our portfolio of the Dique IV office building in May 2009 and the completion and start-up of the office building adjacent to the Dot Baires Shopping Center scheduled to be operational in the year 2011.

During fiscal 2010 we executed and delivered title deeds for the sale of 14,772 sqm of gross leasable area (“GLA”) corresponding to non-strategic office assets in several transactions totaling approximately US$ 44 million. These transactions include, though are not limited to, 6 functional units (“FU”) at Edificio Dock del Plata; which represents 3,986 sqm of gross leasable area; a commercial property in Puerto Madero designated as Edificio Cruceros (Dique II) which represents 6,389 sqm of GLA; 11 functional units at Edificio Libertador 498 which represents 3,720 sqm of GLA; and one functional unit at the property located in Av. Libertador 602 which represents 677 sqm of GLA.

Our Investment in Banco Hipotecario

We have a significant investment in Banco Hipotecario which represented 14.4% of our consolidated assets as of June 30, 2010. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 50 branches and 15 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2010, Banco Hipotecario ranked fourth in the Argentine financial system in terms of shareholders’ equity and twelfth in terms of total assets. As of June 30, 2010, Banco Hipotecario’s shareholders’ equity was Ps.2,861.7 million, its assets were Ps.11,284.1 million, and its net income for the twelve-month period ended June 30, 2010 was Ps.198.9 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2010, its portfolio of non-mortgage loans represented 61.3% of its total loan portfolio, compared to 53.7% as of June 30, 2009

During the twelve-month period ended June 30, 2010, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	As of June 30
	2008		2009		2010
Checking accounts	Ps.	40.3	Ps.	68.8	Ps.	106.6
Saving accounts		178.1		215.6		313.6
Time deposits		1,657.3		3,019.8		3,910.5
Other deposit accounts		32.4		62.7		60.0
Accrued interest payable		18.2		45.3		54.5

Total	Ps.	1,926.3	Ps.	3,412.2	Ps.	4,445.2

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

Shopping centers

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

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Gross leaseable area	Shops	% Overall national gross leaseable area(2)	% Shops(2)
					(%)	(%)
APSA

	Abasto de Buenos Aires	CABA	41,335	173	2.70%	3.09%
	Alto Palermo Shopping	CABA	18,629	145	1.21%	2.59%
	Buenos Aires Design (3)	CABA	13,786	63	0.90%	1.13%
	Dot Baires Shopping	CABA	49,750	153	3.24%	2.74%
	Paseo Alcorta (4)	CABA	53,040	111	3.46%	1.98%
	Patio Bullrich	CABA	11,736	85	0.77%	1.52%
	Córdoba Shopping (4)	Córdoba	22,625	104	1.48%	1.86%
	Alto Avellaneda (4)	GBA	67,533	142	4.40%	2.54%
	Mendoza Plaza Shopping (4)	Mendoza	40,651	150	2.65%	2.68%
	Alto Rosario (4)	Rosario	40,910	144	2.67%	2.57%
	Alto Noa (4)	Salta	18,869	90	1.23%	1.61%
	Subtotal		378,864	1,360	24.71%	24.31%

Cencosud S.A.

	Portal de Palermo (4)	CABA	32,252	36	2.10%	0.64%
	Portal de Madryn	Chubut	4,100	26	0.27%	0.46%
	Factory Parque Brown (4)	GBA	31,468	91	2.05%	1.63%
	Factory Quilmes (4)	GBA	40,405	47	2.63%	0.84%
	Factory San Martín (4)	GBA	35,672	31	2.33%	0.55%
	Las Palmas del Pilar Shopping (4)	GBA	50,906	131	3.32%	2.34%
	Plaza Oeste Shopping (4)	GBA	41,120	146	2.68%	2.61%
	Portal Canning (4)	GBA	15,114	21	0.99%	0.38%
	Portal de Escobar (4)	GBA	31,995	31	2.09%	0.55%
	Portal Lomas (4)	GBA	32,883	50	2.14%	0.89%
	Unicenter Shopping (4)	GBA	94,279	287	6.15%	5.13%
	Portal de los Andes (4)	Mendoza	30,558	45	1.99%	0.80%
	Portal de la Patagonia (4)	Neuquén	34,230	93	2.23%	1.66%
	Portal de Rosario (4)	Rosario	66,361	182	4.33%	3.25%
	Portal de Tucumán (4)	Tucumán	21,301	94	1.39%	1.68%
	Subtotal		562,644	1,311	36.69%	23.41%

Other Operators
Subtotal			592,180	2,923	38.60%	52.28%
Total			1,533,688	5,594	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A., the company that operates the concession of this building, is 53.684% in ERSA.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Financing

The consumer financing market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina, most of which have substantially greater financial resources than we do and (ii) the strong market position of both Visa and Mastercard in Argentina. Our main competitors in various segments of the credit card market include:

•	International and domestic cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional and zonal cards: Naranja, Provencred and Credilogros, Italcred, Carta Sur and Credial.

•	Store cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Hipotecario, Macro and Standard Bank

•	International financial companies and others: GE Money, Cetelem and Efectivo Sí.

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances and environmental regulations, among others, are applicable to the development and operation of our properties.

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

•

if due to the application of these provisions, the amount of the installment became higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide on a case by case basis; and

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Under the Argentine Civil Code, and Lease Law No. 23,091 lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options – leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

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

Lease Law No. 23,091, as amended by Law No. 24,808 provides that tenants may rescind commercial lease agreements after the first six months by sending a written notice at least 60 days before the intended termination date of the contract. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.

While current argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees failure to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

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

Sales and Ownership

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided real estate property, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

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

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act, unless seller registers his decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will obtain the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property.

Consumer Protection Law. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including those which contain:

•	warranty and liability disclaimers;

•	waiver of consumer rights;

•	extension of seller rights; and

•	shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that (i) acquire or use goods or services free of charge or for a price for final use for of their own final use and benefit or that of their family or social group, including the acquisition of rights on a time-share leasing, country club, or private cemetery, among others, (ii) though not being party to a consumer relationship, as a result thereof acquire or use goods or services for their own final use or that of their family or social group, and (iii) are otherwise exposed to a consumer relationship.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer. On June 2005, Resolution No. 104/05, which complements the Consumer Protection Law, adopted MERCOSUR’s Resolution on which requires that those who engage in commerce over the Internet (E-Business) to disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for later subdivision into condominium (Propiedad Horizontal). Under this law, developers must inform potential purchasers of their intention to sell the building as a condominium, as well as of all sale conditions, and the size of each unit in relation to the whole building. The sale of these units is subject to subdivision approval and in order to be included in Buildings Law regime must be registered with the Real Estate Registry (Registro de la Propiedad Inmueble). This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers. All intervening parties are jointly and severally liable to reimburse all amounts deposited or paid by the purchasers. All agreements entered into with the purchasers shall be filed with the relevant real estate registry.

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

Until the enactment of Trust Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a proceeding regulated by the Civil and Commercial Procedure Code. The heavy caseload on the courts that hear such matters usually delays the proceeding, which currently takes 1 to 2 years to be completed.

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

The Argentine Government has tried to avoid the massive foreclosure of mortgages since the 2001 crisis. The Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 additional days by law Nº 25,589 and afterwards for 90 additional days more by Law No. 25,640 dated September 2002, expiring on February 2003.

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

The Legal Emergency Units should try to approximate the parties’ proposals to reach an agreement enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Emergency Legal Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of 90 days.

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

On November 8, 2006, Law No. 26,167 was enacted. It established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. These special proceedings give creditors ten days to inform the debtor of the amounts owed to them and agree with the debtor on the amount and terms of payment. In case the parties fail to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgments, judicial and out-of-court auctions, evictions and other proceedings related to the mortgage loans contemplated in this law.

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

•

if due to the application of these provisions, the amount of the installment became higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide on a case by case basis; and

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided for.

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

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010 and Law No. 26,361, regulates different aspects of the business known as “credit card system.” The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected from users and the commissions chargedto the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping” issued by Tarshop.

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

Environmental Law. Our activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall see to the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of a compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

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

C. Organizational Structure

The following is our organizational chart showing our principal subsidiaries, as of June 30, 2010:

(1)	20% owned by Hoteles Sheraton de Argentina.
(2)	23.66% owned by Intercontinental Hotels Corporation.
(3)	50% owned by the Sutton Group.
(4)	Includes: Av. de Mayo 595, Av. Libertador 602, Rivadavia 2765/8, Dique 5 Puerto Madero and Sarmiento 517.
(5)	Includes: Arcos 2343.

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2010.

Subsidiary	Activity	Country of Incorporation	Ownership percentage (1)
Ritelco S.A.	Investment	Uruguay	100%
Palermo Invest S.A.	Investment	Argentina	100%
Solares de Santa María S.A. (4)	Real Estate	Argentina	90%
CYRSA S.A.(3)	Real Estate	Argentina	50%
Inversora Bolivar S.A.	Real Estate	Argentina	100%
Hoteles Argentinos S.A.	Hotel	Argentina	80%
Llao Llao Resorts S.A.	Hotel	Argentina	50%
Alto Palermo S.A.	Shopping centers	Argentina	63.35%
Quality Invest S.A.	Real Estate	Argentina	100%
E-Commerce Latina S.A.	Investment	Argentina	100%
Tyrus S.A.	Investment	Uruguay	100%
Canteras Natal Crespo S.A.(2)	Real Estate	Argentina	50%
Nuevas Fronteras S.A.	Hotel	Argentina	76.34%
Torodur S.A.	Investment	Uruguay	98%

Notes:

(1)	Does not include irrevocable contributions.
(2)	We have joint control of Canteras Natal Crespo S.A., a land reserve for a future development, with Euromayor S.A.
(3)	We have joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões.
(4)	For more information, see “Recent Developments” and “Significant changes”.

We have a significant interest in Banco Hipotecario, an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2010, we owned directly and indirectly 28.03% (without considering treasury shares) of Banco Hipotecario. Also, as of June 30, 2010, the voting power held by us directly and indirectly in Banco Hipotecario was 43.75%

D. Property, Plant and Equipment

Property

As of June 30, 2010, most of our properties (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector and shopping centers) is located in Argentina. We lease our headquarters, located at Bolívar 108, C1066AAD Buenos Aires, Argentina, pursuant to a lease agreement that expires on February 28, 2014. We do not currently lease any material properties other than our headquarters.

The following table sets forth certain information about our properties as of June 30, 2010

Property (8)	Date of Acquisition	Leasable/ Sale m2 (1)	Location	Net Book Value Ps./000 (2)	Encumbrance		Outstanding principal amount (in million of Ps.)	Maturity Date	Balance due at last installment’s maturity (in million of Ps.)	Rate	Use	Occupancy rate (9)
Intercontinental Plaza	11/18/97	22,535	City of Buenos Aires	82,408	—		—	—	—	—	Office Rental	100.0%
Dock del Plata	11/15/06	—	City of Buenos Aires	864	—		—	—	—	—	Office Rental	N/A
Bouchard 710	06/01/05	15,014	City of Buenos Aires	65,261	—		—	—	—	—	Office Rental	82.7%
Bouchard 551	03/15/07	23,378	City of Buenos Aires	150,570	—		—	—	—	—	Office Rental	100.0%
Libertador 498	12/20/95	3,714	City of Buenos Aires	14,657	—		—	—	—	—	Office Rental	100.0%
Maipú 1300	09/28/95	10,280	City of Buenos Aires	38,287	—		—	—	—	—	Office Rental	98.9%
Madero 1020	12/21/95	101	City of Buenos Aires	218	—		—	—	—	—	Office Rental	100.0%
Suipacha 652	11/22/91	11,453	City of Buenos Aires	10,936	Mortgage	(5)	—	—	—	—	Office Rental	95.0%
Costeros Dique IV	08/29/01	5,437	City of Buenos Aires	19,111	—		—	—	—	—	Office Rental	89.7%
Edificio República	04/28/08	19,884	City of Buenos Aires	219,777	Mortgage		79.1	Apr-13	26.4	Annual rate over balances 12%	Office Rental	80.0%
Dique IV, Juana Manso 295	12/02/97	11,298	City of Buenos Aires	64,620	—		—	—	—	—	Office Rental	91.7%
Av. De Mayo 595	08/19/92	1,958	City of Buenos Aires	4,489	—		—	—	—	—	Office Rental	100.0%
Av. Libertador 602	01/05/96	—	City of Buenos Aires	—	—		—	—	—	—	Office Rental	N/A
Rivadavia 2768	09/19/91	274	City of Buenos Aires	217	—		—	—	—	—	Office Rental	0.0%

Property (8)	Date of Acquisition	Leasable/ Sale m2 (1)	Location	Net Book Value Ps./000 (2)	Encumbrance	Outstanding principal amount (in million of Ps.)	Maturity Date	Balance due at last installment’s maturity (in million of Ps.)	Rate	Use	Occupancy rate (9)
Sarmiento 517	01/12/94	39	City of Buenos Aires	197	—	—			—	Office Rental	0.0%
Constitución 1111	06/16/94	312	City of Buenos Aires	897	—	—	—	—	—	Commercial Rental	0.0%
Della Paolera 265	08/27/07	14,873	City of Buenos Aires	155,196	—	—	—	—	—	Office Rental	96.4%
Museo Renault	12/06/07	1,275	City of Buenos Aires	4,785	—	—	—	—	—	Others Rentals	100.0%
Santa María del Plata	07/10/97	60,100	City of Buenos Aires	12,496	—	—	—	—	—	Others Rentals	100.0%
Thames	11/01/97	33,191	Province of Buenos Aires	3,897	—	—	—	—		Others Rentals	0.0%
Constitución 1159	01/16/94	2,072	City of Buenos Aires	5,427	—	—	—	—	—	Others Rentals	100.0%
Terreno Catalinas Norte	12/17/09	N/A	City of Buenos Aires	100,804	—	—	—	—	—	Others Rentals	N/A
Other Properties(6)	N/A	N/A	City and Province of Bs. As.	3,274	—	—	—	—	—	Office Rentals	N/A
Alto Palermo Shopping(3)	11/23/97	18,629	City of Buenos Aires	134,984	—	—	—	—	—	Shopping Center	100.0%
Abasto Shopping(3)	07/17/94	37,603	City of Buenos Aires	163,556	—	—	—	—	—	Shopping Center	99.6%
Alto Avellaneda(3)	11/23/97	36,579	City of Avellaneda	73,454	—	—	—	—	—	Shopping Center	96.0%
Paseo Alcorta(3)	06/06/97	14,390	City of Buenos Aires	70,663	—	—	—	—	—	Shopping Center	97.5%
Patio Bullrich(3)	10/01/98	11,736	City of Buenos Aires	89,638	—	—	—	—	—	Shopping Center	99.7%
Alto Noa Shopping(3)	03/29/95	18,869	City of Salta	21,570	—	—	—	—	—	Shopping Center	99.9%
Buenos Aires Design(3)	11/18/97	13,786	City of Buenos Aires	8,811	—	—	—	—	—	Shopping Center	98.4%

Property (8)	Date of Acquisition	Leasable/ Sale m2 (1)	Location	Net Book Value Ps./000 (2)	Encumbrance	Outstanding principal amount (in million of Ps.)	Maturity Date	Balance due at last installment’s maturity (in million of Ps.)	Rate	Use	Occupancy rate (9)
Alto Rosario Shopping (3)	11/09/04	28,650	City of Rosario	77,401	—	—	—	—	—	Shopping Center	93.7%
Mendoza Plaza Shopping (3)	12/02/94	40,651	City of Mendoza	80,552	—	—	—	—	—	Shopping Center	93.1%
Córdoba Shopping Villa Cabrera (3)	12/31/06	15,643	City of Córdoba	68,958	—					Shopping Center	98.8%
Dot Baires Shopping (3)	12/01/06	49,750	City of Buenos Aires	583,355		—	—	—	—	Shopping Center	100.0%
Neuquén Project (3)	07/06/99	N/A	Province of Neuquén	12,389	—	—	—	—	—	Shopping Center (in construction)	N/A
Abril/Baldovinos	01/03/95	1,408,905	Province of Buenos Aires	1,763	—	—	—	—	—	Residential Communities	N/A
El Encuentro	11/18/97	125,889	Province of Buenos Aires	10,256	—	—	—	—	—	Residential Communities	N/A
Puerto Retiro	05/18/97	82,051	City of Buenos Aires	54,600	—	—	—	—	—	Land Reserve	N/A
Baicom Plot of land	12/23/09	6,905	Province of Buenos Aires	4,459						Land Reserve	N/A

(1)	Total leasable area for each property as of 06/30/10. Excludes common areas and parking spaces.
(2)	Cost of acquisition or development (adjusted as discussed in Note 2.c. to the consolidated financial statements), plus improvements, less accumulated depreciation, less allowances.
(3)	Through Alto Palermo.
(4)	Includes the following land reserves: Pilar and Torre Jardín IV, Pontevedra lot; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, San Luis lot and Merlo through IRSA, Zetol and Vista al Muelle through Liveck and Caballito, Coto Air Space, C. Gardel 3128/34, Zelaya 3102 and Conil through Alto Palermo.
(5)	As security for compliance with the construction of the future building to be constructed in a plot of land in Vicente Lopez, Province or Buenos Aires and transfer of the future units, the company’s property located at Suipacha 652 was mortgaged.
(6)	Includes the following properties: Casona Abril and Alto Palermo Park.
(7)	Includes the following properties: Torres Jardín, San Martín de Tours, Rivadavia 2768, Swap receivables Caballito Plot of land (CYRSA and Koad) and Pereiraola lots through IRSA.
(8)	Swap receivables Terreno Rosario through APSA and Caballito Plot of land, Abasto Project and Libertador 1703 and 1755 (Horizons) through CYRSA.
(9)	All assets are owned by IRSA directly or indirectly.
(10)	Percentage of occupation of each property as of 06/30/10. The land reserves are assets that the company remains in the portfolio for future development.
(11)	As collateral for the new debt that Hoteles Argentinos S.A. (HASA) incurred with Standard Bank Argentina, we entered into a put option agreement whereby we granted to Standard Bank the right to sell to us, and we promised to buy, 80% of the credit rights arising from the loan, in the event of a default thereof by HASA.

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

A. Operating Results

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2010, 2009 and 2008 relate to our fiscal years ended June 30, 2010, 2009 and 2008, respectively.

We maintain our financial books and records in Pesos. We prepare our Consolidated Financial Statements in conformity with Argentine GAAP and the regulations of the CNV which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 27 to our Audited Consolidated Financial Statements included elsewhere in this annual report herein for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income and shareholders’ equity.

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

There were encouraging signs of a local economic recovery in 2009 and the first semester of 2010 in which the economy grew more than expected. Most of the currencies have appreciated against the US dollar, particularly our comercial partners, and the capital flows have turned to developing countries which gives a good scenario for the Argentinean balance of payments. Besides, local consumption has grown in this period, reinforced by local credit.

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

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ since 2002 published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.26%	5.4%
2010	11.0%	15.5%

The increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations.

The Wholesale Price Index (“IPIM”) increased by 12.5% in the first ten months of 2010, and the consumer price index increased 9.2% in the first ten months of 2010.

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

Evolution of our Business Segments

Shopping centers

The profitability of our shopping center business is highly sensitive to consumer spending, overall GDP growth in Argentina and availability of financing. The contraction in consumer spending and the greater reliance on informal and low quality products that characterized the Argentine economy during the crisis has been significantly lessened along with an increase in GDP growth. This economic reactivation has significantly increased the revenues of APSA, our subsidiary engaged in shopping center ownership and operation. During the fiscal years ended June 30, 2008, 2009 and 2010, our shopping center revenues were Ps.345.4 million, Ps.396.7 million and Ps.518.4 million, respectively.

Consumer financing

We operate a Consumer financing business through our majority-owned subsidiary, Tarshop and jointly controlled subsidiary Metroshop. Our Consumer financing segment consists primarily of lending and servicing activities relating to credit cards and personal loans products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card and personal loan activities through securitization of the receivables underlying the accounts we originate. Our revenues from the consumer financing transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by us; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis, and (iv) interest income generated by financing and lending activities.

In December 2009, we entered into an agreement for the sale of 80% of our shareholding in Tarshop to Banco Hipotecario. On May 21, 2010, and as part of the above mentioned agreement, we and Tarshop entered into an agreement pursuant to which Tarshop sold us 50% of Metroshop’s capital stock. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction. Consequently, on September 13, 2010, the transaction closed.

Development and sale of properties.

Demand for new residential units is influenced by a number of factors, including employment rates, short-term and long-term interest rates, availability of government-sponsored and private mortgage financing programs and products, consumer confidence, governmental policies, demographic factors and, to a lesser extent, changes in property taxes, energy costs and federal income tax rates. In addition, the feasibility of developing and marketing new residential units depends on a number of factors such as the inventory of existing units, zoning restrictions, government policies, cost and availability of land, construction and sales costs and the availability of financing on reasonable terms, among other factors. At the time of the crisis, residential sales came to a virtual standstill and real estate prices fell sharply. During the last five years, the market has begun to recover, making gradual progress. This continuing market stabilization accounts for much of the revenue increase in our Development and sale of properties segment. During the fiscal years ended June 30, 2008, 2009 and 2010, our Development and sale of properties segment had revenues of Ps.196.8 million, Ps.280.4 million and Ps. 225.6 million, respectively.

Office and Other Non-Shopping Center Rental Properties

The profitability of Office and other non-shopping center rental properties segment is similarly affected by the macroeconomic factors described above. Favorable market conditions and the incidence of bankruptcy are also closely related to levels of vacancy and to the price at which we can lease our premises which in turn adversely affect our revenues in this segment. During the 2001 Argentine economic crisis and its aftermath, few development projects were built in Argentina. However, demand for office space and rental properties has increased substantially during the last five years, significantly raising prices. During the fiscal years ended June 30, 2008, 2009 and 2010, our Offices and Other Non-Shopping Center Rental Properties segment had revenues of Ps.102.2 million, Ps.147.7 million and Ps. 154.2 million, respectively.

Hotels

The revenues from our hotel business are also highly sensitive to market conditions. For example, the devaluation of the Peso following the repeal of the Convertibility Law made Argentina a less expensive, and therefore a more attractive, tourist destination, significantly increasing the influx of foreign tourists. The appreciation of foreign currency also rendered domestic travel destinations more appealing to the Argentinians, many of whom replaced foreign travel with local travel. During fiscal years ended June 30, 2008, 2009 and 2010, our Hotels segment had revenues of Ps.148.8 million, Ps.158.8 million and Ps. 159.9 million, respectively.

Factors Affecting Comparability of Results of Operations

Described below are certain considerations that will facilitate an understanding of our overall operating results. These factors are based upon the information which is currently available to us and do not represent all of the factors that are relevant to an understanding of our current and future results of operations.

Recent results on equity investees

As of June 30, 2010 we owned 28.03% of Banco Hipotecario (without considering treasury shares), Argentina’s leading mortgage lender and provider of mortgage-related insurance and mortgage loan services. Banco Hipotecario restructured its financial debt in 2004 and has recorded attractive results from its operations since then. For the fiscal years ended June 30, 2008, 2009 and 2010, our investment in Banco Hipotecario generated a loss of Ps.12.4 million, and a gain of Ps.142.1 million and a gain of Ps.151.6, respectively. The results we recorded in our 2008, 2009 and 2010 fiscal years represented (22.6%), 89.6% and 45.3%, respectively, of our consolidated net income for such years, but we cannot assure that the investment in Banco Hipotecario will generate similar gains, if any, in the future.

Variability of results due to substantial property acquisitions and dispositions

The development and sale of large residential and other properties does not yield a stable, recurring stream of revenue. On the contrary, large acquisitions and sales significantly affect revenues for a reporting period, making it difficult to compare our year-to-year results. For example, the Ps.68.6 million sale of building “Costeros Dique II” and the Ps.46.3 million sale of Pereiraola undeveloped parcel of land have significantly impacted our results for our 2010 fiscal year. Our historical revenues have varied from period to period depending upon the timing of sales of properties, and our future period-on-period results of operations are likely to continue to vary, perhaps significantly, as a result of periodic acquisitions and dispositions of properties.

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

Revenue recognition

We primarily derive our revenues from domestic office space and shopping center leases and services operations, from the development and sale of properties, from consumer financing operations and from Hotels. See Note 6 of our Consolidated Financial Statements for more details on our Business Segments.

Accounting for real estate barter transactions. We have entered into certain non-monetary transactions with third parties pursuant to which we sold plots of land in the ordinary course of business in exchange for cash and/or other real estate properties. Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, a gain or loss was recognized at the time of the exchange. We believe that this accounting policy is a “critical accounting policy” because the impact of accounting for real estate barter transactions under this method could have a material effect on our consolidated balance sheet as well as on our results of operations.

Recognition of inventories at net realizable value. Inventories, on which we receive advance payments to secure the sale price and the terms and conditions of guarantee and closing the achievement of profit, are valued at net realizable value. As of June 30, 2010 and 2009, we recognized a result of Ps.33.8 million and Ps.12.1 million respectively in accordance with the aforementioned criteria, applied mainly to the following real estate developments: in the year 2010, “ Horizons” by Ps.26.4 million and “Torres Caballito” for Ps.4.8 million and in 2009, “Torre Renoir” Ps.5.5 Dock III, Ps.5.0 million, “Torres Caballito” Ps. 5.0 million and “Dock 13” Ps. 1.3 million. We believe that the accounting policy related to the recognition of inventories at net realizable value is a “critical accounting policy” because the impact of accounting under this method could have a significant effect on our consolidated balance sheet and on the results of our operations.

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

We charge our tenants a monthly administration fee relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

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

We also derive revenues for parking lot fees charged to visitors. Parking revenues are recognized as services are performed.

Fibesa acts as the leasing agent for us bringing together the Company and potential lessees for the retail space available in certain of our shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both the lessee and us. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

Leases and services from office and Other Non-Shopping Center Rental Properties. We account for our leases with tenants as operating leases. We charge tenants a base rent on a monthly basis. We recognize rental income on a straight-line basis over the term of the leases and unpaid rents are included in accounts receivable in the Consolidated Financial Statements.

Sale and Development of properties. We record revenue from the sale of properties when all of the following criteria are met: (a) the sale has been consummated (a sale is not considered consummated until (i) the parties are bound by the terms of a contract, (ii) all consideration has been exchanged, (iii) any permanent financing for which the seller is responsible has been arranged and (iv) all conditions precedent to the closing have been performed); (b) we determine that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property (the adequacy of a buyer’s initial investment is measured by (i) its composition and (ii) its size compared with the sales value of the property); (c) our receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer); and (d) we have transferred to the buyer the risk and rewards of ownership and do not have a continuing involvement in the property.

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

Consumer financing. Our subsidiary APSA is engaged, through its subsidiaries Tarshop and Metroshop, in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income which is recognized on an accrual basis. After the sale of 80% of Tarshop in September 2010, our subsidiary APSA maintained a 20% interest in the company´s business.

Hotels. We recognize revenues from occupation of rooms, catering, and restaurant services as earned at the close of each business day.

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

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c. to the Consolidated Financial Statements), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 26 and 39 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. We capitalize financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 5.3 million, Ps. 86.5 million and Ps.10.5 million for the years ended June 30, 2010, 2009 and 2008, respectively, mainly in connection with the construction of the Dot Building , Horizons, the Dot Baires Shopping, Shopping Alto Rosario and Dique IV.

During the year ended June 30, 2002, 2003 and 2005 we recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the Consolidated Statements of Income. The balance of allowance for impairment of fixed assets amounts to Ps. 3.5 million, Ps. 3.9 million and Ps.5.0 million for the years ended June 30, 2010, 2009 and 2008, respectively.

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

Provisions for allowances and contingencies

We provide for losses relating to mortgage and accounts receivables. The allowance for losses is based on the management’s evaluation of various factors, including the customers’ credit risk, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowances may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that considerations.

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

We believe that this accounting policy is a “critical accounting policy” because if the future conditions differ substantially from the assumptions used in making the evaluations, this could have a material effect on our consolidated balance sheet as well as our results of operations.

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

As of June 30, 2002, we had revised our assets in all segments to detect impairments resulting from the continued deterioration of the Argentine economy. Therefore, as of June 30, 2002 we had recognized an impairment of Ps.140.6 million. During the years ended June 30, 2003, 2005, and 2008 we recognized impairment losses for a total of Ps.14.0 million, Ps.0.2 million and Ps.0.03 million, respectively. As a result of the increase in the market values of assets for which we had recognized impairment losses, during the fiscal years ended June 30, 2004, 2005, 2006, 2007, 2008, 2009 and 2010 we partially reversed impairment losses, and recognized gains for Ps.63.0 million, Ps.28.2 million, Ps.12.6 million, Ps.2.6 million, Ps.2.7 million, Ps.1.1 million and Ps.0.4 million, respectively.

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

With respect to our Hotels segment, the discounted cash flows methodology was applied by taking the forecasts of each hotel’s cash flow over our remaining useful life and discounting such estimated amounts at rates according to risk, location and other relevant factors. The cash flows to be discounted considered revenues per room, per guest, per additional charge as well as the fixed and variable expenditures related to the transaction. Rate increases and occupancy variations were estimated based on the information supplied by each hotel’s management and comparing them to industry-specific data in the local market. We believe that tourism activities and related industries in Argentina have increased at a lower rate than in previous years, by 8% to 12% over the last 12 months, yet above worldwide figures, according to inbound traveling and spending statistics provided by the National Tourism Agency. Seasonal or exceptional issues that adversely impacted on the result of hotel occupancy rates for the last year were not considered in the analyses.

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

(i) Negative goodwill:

Negative goodwill represents the excess of fair market value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquiree, not exceeding 20 years.

(ii) Goodwill:

Goodwill represents the difference between the purchase price paid and the fair market value of net assets acquired, adjusted for inflation. Goodwill is amortized by the straight-line method over terms ranging from 10 years to 19 years. The carrying amount does not exceed their respective estimated recoverable valueas of year-end.

Business Segment Reporting

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are “Development and sale of properties,” “Offices and Other Non-Shopping Center Rental Properties,” “Shopping centers,” “Hotels,” “Consumer financing” and “Financial operations and others.”

A general description of each segment follows:

Development and sale of properties. This segment includes the operating results of construction and/or sale of property business.

Office and Other Non-Shopping Center Rental Properties. This segment includes the operating results from our lease and service revenues for office and Other Non-Shopping Center Rental Properties, received from tenants.

Shopping Centers. This segment includes the operating results from the shopping center business, principally consisting of lease and service revenues from tenants.

Hotels. This segment includes the operating results of our hotels principally comprised of room service, catering service and restaurant revenues.

Consumer Financing. This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop and Metroshop.

Financial transactions and other. This segment primarily includes results relating to relating to and/or arising from securities-related transactions and other non-core activities of the company. This segment also includes the results from related companies associated with the banking business. We measure our reportable segments based on operating income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on operating income. None of our activities is dependent upon a single customer.

Allocation of selling expenses to business segments.

Selling expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments are allocated to these business units. These expenses are incurred individually by each segment. All other selling expenses are allocated respectively to the remaining segments according to which segment has specifically incurred each expense.

Allocation of administrative expenses to business segments.

Administrative expenses directly attributable to the Shopping centers, Consumer financing and Hotel. segments are allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties segment and the Offices and Other Non-Shopping Center Rental Properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 40.6% and 59.4% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments) are allocated to the Development and sale of properties segment and to the Offices and Other Non-Shopping Center Rental Properties segment, respectively.

Allocation of results from recognition of inventories at net realizable value

These results are allocated to the Sales and development segment.

Allocation of results from retained interest in securitized receivables (Consumer financing)

These results are allocated to the Consumer financing segment.

Allocation of results from real estate transactions and holdings

These results are allocated directly to the segment that generates them.

Allocation of financial results and holding results to business segments

Includes interest income, exchange gain (loss) from assets, other holding results, interest expenses, exchange gain (loss) from liabilities and other financial expenses, allocated to each segment, as described below.

Each one of the following segments: Shopping centers, Consumer financing and Hotels manages its financial transactions individually. The gains/losses on said transactions are directly allocated to these segments. The financial gains or losses unrelated to these business units are shown in the Financial transactions and other segment as they are not specifically generated by any other segment separately, except Interest income and Interest expenses, which are prorated among all the segments in proportion to the corresponding assets to each segment.

Allocation of Gains/(Losses) on equity investees, Other income and expenses, Minority interest and Income tax to business segments

Allocation of Gain/(Losses) on equity investees

These results are directly allocated to the segment that generates them.

Allocation of other income and expenses

The Shopping centers, Consumer Financing and Hotelssegments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the Financial transactions and other segment since they are not specifically generated by any other separate segment.

Allocation of Income tax and minimum presumed income tax

Income tax and the respective minimum presumed income tax are allocated to the segment that generates them.

Allocation of minority interest

Minority interests are allocated to the respective segments that generate them.

The following tables show certain operating data by business segment:

As of and for year ended June 30, 2010	Development and sale of properties	Office and other non- shopping center rental properties (1)	Shopping centers	Hotels	Consumer financing	Financial operations and other	Total
	(in thousand Ps.)
Income statement data
Revenues	225,567	154,164	518,355	159,894	265,346	—	1,323,326
Costs	(83,145)	(30,868)	(158,915)	(102,897)	(99,470)	—	(475,295)
Gross profit	142,422	123,296	359,440	56,997	165,876	—	848,031
Gain from recognition of inventories at net realizable value	33,831	—	—	—	—	—	33,831
Selling expenses	(2,388)	(4,452)	(37,134)	(16,509)	(124,918)	—	(185,401)
Administrative expenses	(35,079)	(45,679)	(54,335)	(35,074)	(25,124)	—	(195,291)
Net gain from retained interest in securitized receivables	—	—	—	—	37,470	—	37,470
Gain from operations and holdings of real estate assets, net	730	361	—	—	—	—	1,091
Operating income, net	139,516	73,526	267,971	5,414	53,304	—	539,731
	844	863	561	—	(627)	—	1,641
Amortization of Goodwill, net Financial results, net	(8,868)	—	40	5,990	—	152,479	160,416
Gain on equity investees	1,907	(18,487)	(87,564)	(15,697)	(18,921)	(15,559)	(165,096)
Other income (expenses), net	—	—	(1,321)	2,604	(1,984)	(9,610)	(10,311)
Income/(loss) before tax and minority interest	133,399	55,902	179,687	(1,689)	31,772	127,310	526,381
Income tax and MPIT	(45,541)	(15,250)	(68,086)	207	(10,473)	(9,284)	(148,427)
Minority interest	140	—	(48,373)	4,938	(158)	—	(43,453)
Net Income	87,998	40,652	63,228	3,456	21,141	118,026	334,501
Gross margin (2)	0.63	0.80	0.69	0.36	0.63	—	0.64
Operating margin (3)	0.62	0.48	0.52	0.03	0.20	—	0.41
Net margin (4)	0.39	0.26	0.12	0.02	0.08	—	0.25
Depreciations and amortizations (5)	343	24,535	112,611	16,138	7,994	—	161,621
Balance Sheet Data
Operating assets	582,204	991,750	1,780,777	210,675	277,486	204,553	4,047,445
Non-operating assets	75,444	97,002	153,540	37,576	49,785	1,172,649	1,585,996
Total assets	657,648	1,088,752	1,934,317	248,251	327,271	1,377,202	5,633,441
Operating liabilities	36,863	173,187	355,185	38,451	174,254	—	777,940
Non-operating liabilities	331,373	301,564	802,927	178,211	122,714	152,559	1,889,348
Total liabilities	368,236	474,751	1,158,112	216,862	296,968	152,559	2,067,288

(1)	Includes offices, commercial and residential premises.
(2)	Gross profit divided by revenues
(3)	Operating income/(loss) divided by revenues
(4)	Net income for the year divided by revenues
(5)	Included in Operating income.

As of and for year ended June 30, 2009	Development and sale of properties	Office and other non- shopping center rental properties (a)	Shopping centers	Hotels	Consumer financing	Financial operations and others	Total
	(in thousand of Ps.)
Statement of Income Data
Revenues	280,362	147,749	396,733	158,913	236,827	—	1,220,584
Costs	(148,318)	(29,330)	(109,275)	(98,889)	(122,694)	—	(508,506)
Gross profit	132,044	118,419	287,458	60,024	114,133	—	712,078
Gain from recognition of inventories at net realizable value	12,056	—	—	—	—	—	12,056
Selling expenses	(2,115)	(11,460)	(29,308)	(16,546)	(176,772)	—	(236,201)
Administrative expenses	(20,867)	(31,547)	(43,247)	(34,888)	(16,780)	—	(147,329)
Net loss from retained interest in securitized receivables	—	—	—	—	(46,012)	—	(46,012)
Gain from operations and holdings of real estate assets, net	51	1,073	—	—	—	—	1,124
Operating income (loss)	121,169	76,485	214,903	8,590	(125,431)	—	295,716
Amortization of negative goodwill, net	455	1,100	47	—	—	—	1,602
Gain on equity investees	1,974	—	40	—	—	59,528 (f)	61,542
Financial results, net	(6,222)	(14,202)	(92,602)	(16,083)	(1,827)	(5,445)	(136,381)
Other income (expenses), net	—	—	3,882	127	(606)	(12,258)	(8,855)
Income (loss) before taxes and minority interest	117,376	63,383	126,270	(7,366)	(127,864)	41,825	213,624
Income tax and MPIT	(41,149)	(16,542)	(53,258)	3,233	37,484	(10,102)	(80,334)
Minority interest	61	—	(22,104)	5,565	41,823	—	25,345
Net income (loss)	76,288	46,841	50,908	1,432	(48,557)	31,723	158,635
Gross margin (b)	0.47	0.80	0.72	0.38	0.48	—	0.58
Operating margin (c)	0.43	0.52	0.54	0.05	(0.53)	—	0.24
Net margin (d)	0.27	0.32	0.13	0.01	(0.21)	—	0.13
Depreciation and amortization (e)	782	23,962	86,643	18,001	5,584	—	134,972
Balance Sheet Data
Operating assets	467,808	940,280	1,831,428	219,158	153,892	—	3,612,566
Non-operating assets	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421
Total assets	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987
Operating liabilities	25,379	122,869	413,381	31,236	136,853	—	729,718
Non-operating liabilities	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226
Total liabilities	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

(a)	includes offices, commercial and residential premises.
(b)	Gross profit divided by revenues.
(c)	Operating income (loss) divided by revenues.
(d)	Net income (loss) divided by revenues.
(e)	Included in operating income (loss).
(f)	Includes Ps. 142.1 million gain generated by Banco Hipotecario and Ps. 82.3 million loss generated by Metropolitan.

As of and for year ended June 30, 2008	Development and sale of properties	Office and other non- shopping center rental properties (a)	Shopping centers	Hotels	Consumer financing	Financial operations and others	Total
	(in thousand of Ps.)
Statement of Income Data
Revenues	196,811	102,159	345,395	148,847	291,030	—	1,084,242
Costs	(150,894)	(26,347)	(99,175)	(84,220)	(103,587)	—	(464,223)
Gross profit	45,917	75,812	246,220	64,627	187,443	—	620,019
Gain from recognition of inventories at net realizable value	2,832	—	—	—	—	—	2,832
Selling expenses	(7,696)	(3,458)	(24,809)	(16,608)	(194,726)	—	(247,297)
Administrative expenses	(21,849)	(22,028)	(39,150)	(29,979)	(9,115)	—	(122,121)
Net loss from retained interest in securitized receivables	—	—	—	—	(1,261)	—	(1,261)
Gain from operations and holdings of real estate assets, net	66	2,604	—	—	—	—	2,670
Operating income (loss)	19,270	52,930	182,261	18,040	(17,659)	—	254,842
Amortization of negative goodwill, net	488	1,782	(390)	—	(242)	—	1,638
Loss on equity investees	(1,065)	—	(33)	(23)	—	(12,088)	(13,209)
Financial results, net	(8,502)	(10,069)	(23,585)	(5,884)	(375)	(28,327)	(76,742)
Other income (expenses), net	—	—	4,975	(5,713)	3,800	(8,704)	(5,642)
Income (loss) before taxes and minority interest	10,191	44,643	163,228	6,420	(14,476)	(49,119)	160,887
Income tax and MPIT	1,820	1,679	(74,992)	(4,010)	(1,522)	(1,087)	(78,112)
Minority interest	1	—	(36,347)	863	7,458	125	(27,900)
Net income (loss)	12,012	46,322	51,889	3,273	(8,540)	(50,081)	54,875
Gross margin (b)	0.23	0.74	0.71	0.43	0.64	—	0.57
Operating margin (c)	0.10	0.52	0.53	0.12	(0.06)	—	0.24
Net margin (d)	0.06	0.45	0.15	0.02	(0.03)	—	0.05
Depreciation and amortization (e)	577	26,274	73,185	13,283	1,888	—	115,207
Balance Sheet Data
Operating assets	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non-operating assets	26,519	57,433	62,649	18,426	21,068	861,419	1,047,514
Total assets	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972
Operating liabilities	25,530	100,430	250,957	33,115	205,671	—	615,703
Non-operating liabilities	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Gross profit divided by revenues.
(c)	Operating income (loss) divided by revenues.
(d)	Net income (loss) divided by revenues.
(e)	Included in operating income (loss).

Results of our Operations for the Fiscal Years ended June 30, 2010 and 2009

Revenues from Sales, Leases and Services.

Revenues increased by 8.4%, from Ps. 1,220.6 million for the fiscal year 2009 to Ps. 1,323.3 million in the fiscal year 2010, due to the increases in revenues from all our segments, except for the Development and Sale of Properties segment, as described more fully below.

Development and Sale of Properties

Revenues in this segment often vary significantly from one period to another due to (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the number of properties under construction from time to time and (iii) the timing of completion of projects under construction. Revenues from our Development and Sale of Properties segment decreased 19.5%, from Ps. 280.4 million for the fiscal year 2009 to Ps. 225.6 million for the fiscal year 2010.

Revenues from our Development and Sale of Properties segment for fiscal year 2009 included:

•	Ps. 53.8 million of revenue from our sale of units in the Torre Renoir building ;

•	Ps. 74.5 million of revenue from our sale of the Laminar Plaza building;

•	Ps. 42.1 million of revenue from our sale of Dock del Plata finished units;

•	Ps. 36.4 million of revenue from our sale of four stories at the building located at Avenida del Libertador 498;

•	Ps. 31.5 million of revenue from our sale of the Reconquista 823 building;

•	Ps. 9.9 million of revenue from our sale of parcels located in Abril, Province of Buenos Aires;

•	Ps. 7.6 million of revenue from our sale of the “H” parcel at the Torres Rosario Project (formerly, “Rosario lot”);

•	Ps. 6.9 million of revenue from our sale of one story at Torre Bank Boston storey;

•	Ps. 6.1 million of revenue from our sale of the building located at Avda. Madero 942.

The revenues from our Development and Sale of Properties segment for fiscal year 2010 included:

•	Ps. 68.6 million of revenue from our sale of Edificios Costeros (Dock II);

•	Ps. 46.3 million of revenue from our sale of the Pereiraola property;

•	Ps. 42.1 million of revenue from our sale of Dock del Plata finished units; and

•	Ps. 10.9 million of revenue from our sale of Libertador 602 in its entirety; and

•	Ps. 46.6 million of revenue from our sale of stories at the building located in Av. Del Libertador 498.

Office and Other Non-Shopping Center Rental Properties

Revenues from our Office and Other Non-Shopping Center Rental Properties segment increased 4.3%, from Ps. 147.7 million for the fiscal year 2009 to Ps. 154.2 million for the fiscal year 2010. This increase was mainly due to a 1.1% increase in the average price per leasable square meter during fiscal year 2010, a 2% increase in properties’ occupancy rates from 91% during fiscal 2009 to 93% during fiscal 2010 and to the addition of 11,298 square meters of new leasable space in our Dique IV office building, located at Juana Manso 295, which was finished in May 2009. These positive factors were partially offset by the 14,777 square meter reduction in the segment’s total leasable square meters sustained in fiscal year 2010 , primarily as a result of the sale of Edificios Costeros (Dock II) and of units in Dock del Plata, Libertador 498 and in other non-strategic properties, as described above.

Shopping centers

Revenues from our Shopping Centers segment increased 30.7%, from Ps. 396.7 million for the fiscal year 2009 to Ps. 518.4 million for the fiscal year 2010. This increase was mainly due to a Ps. 109.8 million increase in revenues from leases and admission rights, explained in turn by: (i) an increase in Dot Baires Shopping’s turnover as a consequence of being operative the whole year, in comparison to the one and a half month operations during fiscal 2009; (ii) a 37.8% increase in our lessees’ total sales, which rose from Ps. 4,194.2 million during the fiscal year ended on June 30, 2009 to Ps. 5,778.2 million in the fiscal year ended on June 30, 2010, which resulted in an increase in our revenues earned as a percentage of our tenants’ gross sales and (iii) an increase in the average price lease per square meter.

Hotels

Revenues from our Hotel segment increased 0.6% from the Ps. 158.9 million during the fiscal year 2009 to Ps. 159.9 million for the fiscal year 2010, primarily as a result of an increase in the average price per room during fiscal year 2010 as compared to fiscal year 2009, partially offset by a 4.2 % decrease in the average occupancy rate, from 69.8% for fiscal year 2009 to 65.6% for fiscal year 2010.

Consumer Financing

Revenues from our Consumer Financing segment increased by 12.0%, from Ps. 236.8 million for the fiscal year 2009 to Ps. 265.3 million for the fiscal year 2010. This increase was mainly due to rises: (i) sales at retail stores and supermarkets; (ii) the loans granted and (iii) cards issued during fiscal year 2010 as compared to fiscal year 2009.

Costs

Costs decreased by 6.5%, from Ps. 508.5 million for the fiscal year 2009 to Ps. 475.3 million for the fiscal year 2010, due to costs reductions in our Development and Sale of Properties and Consumer Financing segments, partially offset by an increase in the costs of our Shopping Centers, Office and Other Non-Shopping Center Rental Properties and Hotels segments. Our consolidated costs, as a percentage of our consolidated income decreased from 41.7% for fiscal year 2009 to 35.9%, for fiscal year 2010.

Development and Sale of Properties

Costs in this segment often often vary significantly from one period to another due to (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the number of properties under construction from time to time and (iii) the timing of completion of projects under construction. Costs associated with our Development and Sale of Properties segment decreased 43.9%, from Ps. 148.3 million for the fiscal year 2009 to Ps. 83.1 million for the fiscal year 2010.

Costs incurred by our Development and Sale of Properties segment for fiscal year 2009 primarily included:

•	Ps. 49.4 million of costs related to our sale of units in the Torre Renoir Building ;

•	Ps. 29.6 million of costs related to our sale of the Laminar Plaza building;

•	Ps. 18.8 million of costs related to our sale of the building located at Reconquista 823;

•	Ps. 12.0 million of costs related to our sale of four stories at the building located at Avenida del Libertador 498;

•	Ps. 5.0 million of costs related to our sale of the “H” parcel at the Torres Rosario Project (formerly, “Rosario lot”);

•	Ps. 5.1 million of costs related to our sale of one story at Torre BankBoston storey;

•	Ps. 13.3 million of costs related to our sale of Dock del Plata finished units;

•	Ps. 4.2 million of costs related to our sale of parcels located in Abril;

•	Ps. 2.3 million of costs related to our sale of the building located at Avda. Madero 942.

Costs incurred by our Development and Sale of Properties segment for fiscal year 2010 primarily included:

•	Ps. 22.4 million of costs related to our sale of the Pereiraola property;

•	Ps. 21.4 million of costs related to our sale of Edificios Costeros (Dique II);

•	Ps. 14.5 million of costs related to our sale of Dock del Plata finished units; and

•	Ps. 14.1 million of costs related to our sale of stories at the building located in Av. Del Libertador 498.

•	Ps. 3.1 million of costs related to our sale of Libertador 602 in its entirety.

The costs associated with our Development and Sale of Properties segment as a percentage of this segment’s revenues decreased from 52.9% for fiscal year 2009 to 36.9% for fiscal year 2010.

Office and Other Non-Shopping Center Rental Properties

Depreciation accounts for the largest portion of this segment’s costs. The costs of our Office and Other Non-Shopping Center Rental Properties segment increased 5.2%, from Ps. 29.3 million for the fiscal year 2009 to Ps. 30.9 million for the fiscal year 2010, mainly due to an increase in real estate maintenance costs and taxes, rates and contributions.

The costs associated with our Office and Other Non-Shopping Center Rental Properties segment as a percentage of this segment’s revenues remained stable, at around 20% for both fiscal years.

Shopping centers

The costs of our Shopping Centers segment increased 45.4%; from Ps. 109.3 million for the fiscal year 2009 to Ps. 158.9 million for the fiscal year 2010, mainly due to: (i) higher amortization and depreciation charges, which increased Ps. 23.3 million; (ii) a Ps. 9.0 million increase in parking lot costs; (iii) a Ps. 14.7 million increase in non-recovered common maintenance expenses and (iv) higher lawsuit-related contingencies charges, which amounted to Ps. 2.2 million.

The costs associated with our Shopping Centers segment as a percentage of this segment’s revenues increased from 27.5% for fiscal year 2009 to 30.7% for fiscal year 2010.

Hotels

The costs of our Hotels segment increased 4.1%, from Ps. 98.9 million for the fiscal year 2009 to Ps. 102.9 million for the fiscal year 2010, primarily due to a Ps. 4.1 million increase in salaries and social security contributions partly offset by a Ps. 1.3 million increase in tax benefits that reduced such expenses.

The costs associated with our Hotels segment as a percentage of this segment’s revenues increased from 62.2% for fiscal year 2009 to 64.4% for fiscal year 2010.

Consumer Financing

The costs of our Consumer Financing segment decreased 18.9%, from Ps.122.7 million for the fiscal year 2009 to Ps. 99.5 million for the fiscal year 2010, primarily, due to a decrease in: (i) interest and commission costs and, (ii) the costs of salaries and social security contributions, partially offset by (iii) an increase in third-party fees and services charges.

The costs associated with our Consumer Financing operations as a percentage of this segment’s revenues decreased from 51.8% for fiscal year 2009 to 37.5% for fiscal year 2010.

Gross profit

As a result of the factors described in the preceding paragraphs, gross profit increased by 19.1%, from Ps. 712.1 million for the fiscal year 2009 to Ps. 848.0 million for the fiscal year 2010, primarily due to an increase in the gross profit of our Shopping Centers, Consumer Financing, Development and Sale of Properties and Office and Other Non-Shopping Center Rental Properties, partially offset by a decrease in the gross profit of our Hotels segment. When measured as a percentage of our revenues, gross profit increased from 58.3% for fiscal year 2009 to 64.1% for fiscal year 2010.

Development and Sale of Properties

The gross profit of our Development and Sale of Properties segment increased by 7.9%, from Ps. 132.0 million for the fiscal year 2009 to Ps. 142.4 million for the fiscal year 2010.

Office and Other Non-Shopping Center Rental Properties

The gross profit of our Office and Other Non-Shopping Center Rental Properties segment increased by 4.1%, from Ps. 118.4 million for the fiscal year 2009 to Ps. 123.3 million for the fiscal year 2010.

Shopping centers

The gross profit of our Shopping Centers segment increased 25.0%, from Ps. 287.5 million for the fiscal year 2009 to Ps. 359.4 million for the fiscal year 2010.

Hotels

The gross profit of our Hotels segment decreased by 5.0%, from Ps. 60.0 million for the fiscal year 2009 to Ps. 57.0 million for the fiscal year 2010.

Consumer Financing

The Gross profit of our Consumer Financing segment increased 45.3%, from Ps. 114.1 million for the fiscal year 2009 to Ps. 165.9 million for the fiscal year 2010.

Selling expenses

Selling expenses decreased by 21.5%; from Ps. 236.2 million for the fiscal year 2009 to Ps. 185.4 million for the fiscal year 2010, primarily as a result of a reduction in the Selling expenses of our Consumer Financing, Office and Other Non-Shopping Center Rental Properties and Hotels segments, partially offset by increases in the Selling expenses of our Shopping Centers and Development and Sale of properties segments.

When measured as a percentage of revenues, Selling expenses decreased from 19.4% for fiscal year 2009 to 14.0% for fiscal year 2010.

Development and Sale of Properties

The Selling expenses of our Development and sale of properties segment consist of turnover tax, commissions and expenses arising from sales, advertising and promotion and the allowance for doubtful accounts. Selling expenses increased 12.9%, from Ps. 2.1 million for the fiscal year 2009 to Ps. 2.4 million for the fiscal year 2010, mainly due to a Ps. 0.4 million increase in the advertising and promotion accounts.

Selling expenses associated with Development and Sale of Properties Segment as a percentage of this segment’s revenues increased from 0.8% for fiscal year 2009 to 1.1% for fiscal year 2010.

Office and Other Non-Shopping Center Rental Properties

The Selling expenses associated with our Office and Other Non-Shopping Center Rental Properties segment decreased 61.2%, from Ps. 11.5 million for the fiscal year 2009 to Ps. 4.5 million for the fiscal year 2010, primarily due to a Ps. 8.6 million decrease in doubtful accounts, partially offset by a Ps. 0.8 million increase in advertising and promotions and by a Ps. 0.8 million increase in commissions and expenses associated to properties sales.

The Selling expenses associated to our Office and Other Non-Shopping Center Rental Properties segment as a percentage of this segment’s revenues decreased from 7.8% for fiscal year 2009 to 2.9% for fiscal year 2010.

Shopping Centers

The Selling expenses associated to our Shopping Centers segment increased 26.7%, from Ps. 29.3 million for the fiscal year 2009 to Ps. 37.1 million for the fiscal year 2010, mainly due to: (i) a Ps. 2.4 million increase in the turnover tax charge; (ii) a Ps. 2.6 million increase in the salaries and social security contributions expenses and (iii) a Ps. 2.4 million increase in expenses associated to courses, exhibitions and events.

The Selling expenses associated to our Shopping Centers segment as a percentage of this segment’s revenues decreased from 7.4% for fiscal year 2009 to 7.2% for fiscal year 2010.

Hotels

The Selling expenses associated to our Hotels segment remained stable, in the region of Ps. 16.5 million for both fiscal years.

The Selling expenses associated to our Hotels segment as a percentage of this segment’s revenues decreased slightly from 10.4% for fiscal year 2009 to 10.3% for fiscal year 2010.

Consumer Financing

The Selling expenses associated to our Consumer Financing segment decreased Ps. 51.9 million, from Ps. 176.8 million for the fiscal year 2009 to Ps. 124.9 million for the fiscal year 2010, primarily due to: (i) a Ps. 60.1 million decrease in loan losses; (ii) a Ps. 5.5 million decrease in salaries and social security contributions, partially offset by a Ps. 8.0 million increase in fees for services.

Selling expenses associated to our Consumer Financing segment as a percentage of the segment’s revenues decreased from 74.6% for fiscal year 2009 to 47.1% for fiscal year 2010.

Administrative expenses

The main components of administrative expenses are salaries and social security contributions, directors’ fees, third parties’ fees and services, banking fees, fixed rates contributions and taxes (except for turnover tax). Administrative expenses grew by 32.6%, from Ps. 147.3 million for the fiscal year 2009 to Ps. 195.3 million for the fiscal year 2010, due to increases in administrative expenses in all of our segments.

Administrative expenses, as a percentage of revenues increased from 12.1% for fiscal year 2009 to 14.8% for fiscal year 2010.

Development and Sale of Properties

The Administrative expenses associated with our Development and Sale of Properties segment increased 68.1%, from Ps. 20.9 million for the fiscal year 2009 to Ps. 35.1 million for the fiscal year 2010, mainly due to a Ps. 6.7 million increase in directors’ fees, Ps. 3.0 million increase in salaries, bonuses and social security contributions and Ps. 2.0 million increase in taxes, rates and contributions.

The Administrative expenses associated to our Development and Sale of Properties segment as a percentage of this segment’s revenues increased from 7.4% for fiscal year 2009 to 15.6% for fiscal year 2010.

Office and Other Non-Shopping Center Rental Properties

The Administrative expenses of our Office and Other Non-Shopping Center Rental Properties segment increased 44.8%, from Ps. 31.5 million for the fiscal year 2009 to Ps. 45.7 million for the fiscal year 2010. The increase was mainly due to an increase of Ps. 8.3 million in directors’ fees, a Ps. 2.4 million increase in salaries and social security contributions and a Ps. 2.0 million in taxes, rates and contributions.

The Administrative expenses associated to our Office and Other Non-Shopping Center Rental Properties segment as a percentage of this segment’s revenues increased from 21.4% for fiscal year 2009 to 29.6% for fiscal year 2010.

Shopping Centers

The Administrative expenses associated with our Shopping Centers segment grew by 25.6%, from Ps. 43.2 million for the fiscal year 2009 to Ps. 54.3 million for the fiscal year 2010, mainly due to: (i) a Ps. 10.3 million increase in directors fees, (ii) a Ps. 2.1 million increase in taxes, rates and contributions and (iii) a Ps. 1.1 million increase in salaries and social security contributions. These increases were partially offset by a Ps. 2.4 million decrease in third parties’ fees for services.

Administrative expenses associated to our Shopping Centers segment as a percentage of this segment’s revenue, decreased from 10.9% for fiscal year 2009 to 10.5% for fiscal year 2010.

Hotels

The Administrative expenses associated with our Hotels segment increased by 0.5%, from Ps. 34.9 million for the fiscal year 2009 to Ps. 35.1 million for the fiscal year 2010, primarily as a result of a Ps. 1.1 million increase in the charge for lawsuits and a Ps. 0.7 million increase in taxes, rates and contributions, partially offset by a Ps. 1.2 million decrease in salaries.

The Administrative expenses associated to our Hotels segment as a percentage of this segment’s revenues remained stable as they went from 22.0% for fiscal year 2009 to 21.9% for fiscal year 2010.

Consumer Financing

The Administrative expenses associated to our Consumer Financing segment increased by Ps. 8.3 million, from Ps. 16.8 million for the fiscal year 2009 up to Ps. 25.1 million for the fiscal year 2010.

Administrative expenses associated to our Consumer Financing segment as a percentage of the segment’s revenues increased from 7.1% for fiscal year 2009 to 9.5% for fiscal year 2010.

Gain from recognition of inventories at net realizable value

During fiscal year 2010, we recognized Ps. 33.8 million as income on the recognition of inventories at net realizable value, mainly in connection with “Horizons” for Ps. 26.4 million and “Receivable on the Caballito property swap” for Ps. 4.8 million, which compares to the Ps. 12.1 million income that had been recognized for fiscal year 2009, mainly attributable to “Torre Renoir”; for Ps. 5.5 million and to “Receivable on the Caballito property swap”, for Ps. 5.0 million.

Net gain from retained interest in securitized receivables

Our net gain from retained interest in securitized receivables increased Ps. 83.5 million , from a Ps. 46.0 million loss for the fiscal year 2009 to a Ps. 37.5 million gain for the fiscal year 2010, primarily as a result of: (i) the valuation of the Participation Certificates in various series of Consumer Financing Financial Trusts, (ii) the comparison of these valuations against their recoverable values (fair values) and (iii) the gains/losses on the placement of the notes (at the time of the Public Offering) associated to the various series of Consumer Financing financial trusts. The valuation of the certificates yielded Ps. 23.7 million income. The reasons for this variation are to be found in the decrease in portfolio delinquency (bad debt charges according to minimum requirements, recoveries and refinancing) due in turn to increased volumes in recoveries and changes in lending policies and a decrease in the borrowing interest rates accrued by the debt instruments.

The comparison of their equity values with their recoverable values (fair values) yielded Ps.3.5 million income.

Gain from operations and holding of real estate assets, net.

This line reflects the income and losses associated with the reversal of previously recognized impairment charges. The gains and losses resulting from real estate holdings and transactions remained stable in fiscal year 2010 compared to 2009, in the region of Ps. 1.1 million income.

Operating income

Operating income increased by Ps. 244.0 million, from Ps. 295.7 million income for the fiscal year 2009 to Ps. 539.7 million income for the fiscal year 2010, mainly due to an increase in our Consumer Financing, Shopping Centers and Development and Sale of Properties segments, which were partially offset by a reduction in the Operating income of our Offices and Other Non-Shopping Center Rental Properties and Hotels segments.

Our operating results as a percentage of revenues increased from 24.2% for fiscal year 2009 to 40.8% for fiscal year 2010.

Development and Sale of Properties

The operating income from our Development and Sale of Properties segment increased by Ps. 18.3 million, from Ps. 121.2 million income for the fiscal year 2009 to Ps. 139.5 million income for the fiscal year 2010, mainly due to cost reductions and an increase in gain from recognition of inventories at net realizable value. The operating income of our Development and Sale of Properties segment as a percentage of this segment’s revenues increased from 43.2% for fiscal year 2009, to 61.9% for fiscal year 2010.

Office and Other Non-Shopping Center Rental Properties

The operating income from our Office and Other Non-Shopping Center Rental Properties segment decreased 3.9%, from Ps. 76.5 million income for the fiscal year 2009 to Ps. 73.5 million income for the fiscal year 2010, mainly due to an increase in administrative expenses and costs, partly offset by decreased selling expenses and increased revenues. The operating income of our Office and Other Non-Shopping Center Rental Properties segment as a percentage of this segment’s revenues declined from 51.8% for fiscal year 2009 to 47.7% for fiscal year 2010.

Shopping centers

The operating income from our Shopping Centers segment increased 24.7%, from Ps. 214.9 million in income for the fiscal year 2009 to Ps. 268.0 million income for the fiscal year 2010, mainly due to higher revenues, partially offset by increases in costs, administrative expenses and selling expenses. Operating income of our Shopping centers segment when measured as a percentage of this segment’s revenues, decreased from 54.2% for fiscal year 2009 to 51.7% for fiscal year 2010.

Hotels

The operating income of our Hotel segment decreased by 37.0%, down from Ps. 8.6 million income for the fiscal year 2009 to Ps. 5.4 million income for the fiscal year 2010, mainly due to an increase in costs that was partially offset by an increase in revenues. The operating income of our hotels segment when measured as a percentage of the segment’s revenues, decreased from 5.4% for fiscal year 2009 to 3.4% for fiscal year 2010.

Consumer Financing

The operating income/(loss) from our Consumer Financing segment increased Ps. 178.7 million, from a Ps. 125.4 million loss for the fiscal year 2009, to Ps. 53.3 million income for the fiscal year 2010, as a result of an increase in the net income(loss) from retained interest in securitized receivables of Tarshop, a decrease in selling expenses and in costs and an increase in revenues; which was partially offset by an increase in administrative expenses. Operating income/loss of our Consumer Financing segment when measured as a percentage of this segment’s revenues, g increased from (53.0%) for fiscal year 2009 to 20.1% for fiscal year 2010.

Amortization of negative goodwill, net

Amortization of negative goodwill, net primarily includes: (i) the amortization of the goodwill associated to the following Alto Palermo. subsidiaries: Tarshop, Fibesa, Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A. and Emprendimiento Recoleta S.A., and (ii) the amortization of our negative goodwill arising from the acquisition of shares in Alto Palermo and Palermo Invest S.A. Amortization of negative goodwill remained stable in fiscal year 2010 when compared to the previous fiscal year, around of a Ps.1.6 million gain.

Financial results, net

Our Financial results, net increased Ps. 28.7 million, from a Ps. 136.4 million loss for the fiscal year 2009 to a Ps. 165.1 million loss for the fiscal year 2010, mainly due to: (i) the fact that none of the non-recurring gains recognized in fiscal 2009, which had amounted to Ps. 105.9 million and Ps. 12.0 million and arisen, respectively, from our repurchases of Alto Palermo’s notes and hedging transactions, were recognized in fiscal 2010; (ii) a Ps. 25.4 million increase in the financing expenses associated to the payments of interest accrued on our notes, and (iii) a Ps. 115.1 million reduction in the foreign exchange losses, both in fiscal 2010 and compared to the previous fiscal year due to a reduced variation in the US Dollar exchange rate throughout fiscal 2010.

Gain on equity investees

Gain on equity investees increased by Ps. 98.9 million, up from Ps. 61.5 million income for the fiscal year 2009 to Ps. 160.4 million income for the fiscal year 2010. This increase is mainly attributable to (i) the non-recurring Ps. 82.3 million loss recognized during fiscal year 2009 related to our investment in Metropolitan 885 Third Avenue LLC and (ii) the valuation and adquisition of additional shares of Banco Hipotecario S.A., which during fiscal year 2010 generated a gain of Ps. 151.6 million in comparison with a gain of Ps. 142.1 million recognized during fiscal year 2009.

Other income and expenses, net

Other income and expenses, net, increased by Ps. 1.5 million, from a Ps. 8.9 million loss for the fiscal year 2009 to a Ps. 10.3 million loss for the fiscal year 2010, mainly due to (i) a Ps. 3.7 million increase in donations and (ii) a Ps. 1.2 million increase in lawsuit-related contingencies, partially offset by a Ps. 3.8 million decrease in non-computable VAT.Income tax and minimum presumed income tax.

Gain tax and minimum presumed income tax increased by Ps. 68.1 million, from a Ps. 80.3 million loss for the fiscal year 2009, to a Ps. 148.4 million loss for the fiscal year 2010. We applied the deferred tax method upon assessing income tax for the two fiscal years, thus recognizing temporary differences in the books and in the deferred tax assets and liabilities.

Minority interest

This line includes the minority shareholders’ interests in subsidiaries in which we have effective control. The minority interest decreased by Ps. 68.8 million, from Ps. 25.3 million income for the fiscal year 2009, to a Ps. 43.5 million loss for the fiscal year 2010, mainly on account of the gains generated by the companies in which we have a majority stake during fiscal year 2010.

Net income

As a result of the factors described in the preceding paragraphs, net income increased Ps. 175.9 million, up from Ps. 158.6 million for the fiscal year 2009 to Ps. 334.5 million for the fiscal year 2010.

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

Amortization of negative goodwill, net

Amortization of negative goodwill, net, includes: (i) the amortization of the goodwill associated to the following APSA. subsidiaries: Shopping Alto Palermo (completed in the course of this fiscal year), Fibesa S.A, Tarshop, Emprendimiento Recoleta S.A. and Empalme and (ii) the amortization of our negative goodwill arising from the acquisition of shares in Alto Palermo and Palermo Invest S.A. Goodwill amortization remained stable in this fiscal year when compared to the previous fiscal year.

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

Allowances for loan and other receivables losses

Banco Hipotecario allowances for loan losses are maintained in accordance with Argentine Banking GAAP. Under such regulations, a minimum allowances for loan losses is calculated primarily based upon the classification of Banco Hipotecario’s commercial loan borrowers and the past due status of Banco Hipotecario’s individual loan borrowers, in both cases considering the guarantee of collateral for the loans. Although Banco Hipotecario is required to follow the methodology and guidelines for determining its allowance for loan loss as set forth by the Central Bank, is allowed to provide additional allowances for loan loss.

Banco Hipotecario classifies individual loans based upon their past due status consistently with the requirements of the Central Bank. Minimum loss percentages required by the Central Bank are also applied to the totals in each loan classification. Balances of loans and reserves are charged-off and reflected off its balance sheet three months since the date on which the loans were fully covered by its loan loss allowance.

For commercial loans, the Central Bank required to classify all of Banco Hipotecario’s commercial loan borrowers. In order to perform the classification, Banco Hipotecario must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower’s payment history and ability to service the debt, the capability of the borrower’s internal information and control systems and the risk in the sector in which the borrower operates. Banco Hipotecario applies the minimum loss percentages required by the Central Bank to Banco Hipotecario’s commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantees, of the loan. In addition, based on the overall risk of the portfolio, Banco Hipotecario considers whether or not additional loan loss allowance in excess of the minimum required are warranted.

Under US GAAP, the allowance for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates.

Loans considered impaired in accordance with ASC 310-10 “Accounting for Creditors for Impairment of a Loan” are valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate or at the fair value of the collateral if the loan is collateral dependent. Under ASC 310-10, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. ASC 310-10 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.

In addition, Banco Hipotecario performs a migration analysis for mortgage, credit cards and consumer loans following the ASC 450-20 and historical loss ratios were determined by analyzing historical losses, in order to calculate the allowance required for smaller-balance impaired loans and unimpaired loans for U.S. GAAP purposes. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios were updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses. . Determining the allowance for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events are likely to differ from the estimates and assumptions used in determining the allowance for loan losses. Additional provisions for loan losses could be required in the future.

Fair Value Estimates

Banco Hipotecario prepares its financial statements in accordance with the rules of the Central Bank related thereto, which differ from US GAAP in valuing financial instruments.

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10, among other things, requires Banco Hipotecario to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In addition, ASC 825-10 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under ASC 825-10, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of ASC 825-10 analysis, Banco Hipotecario has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.

Fair Value Hierarchy

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Inputs include the following:

(a)	Quoted prices for similar assets or liabilities in active markets;

(b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

(c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

(d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means.

•	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Determination of Fair Value

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

Government securities – BODEN

Other-than-temporary impairment

Under U.S. GAAP, Government bonds, including Boden 2012 Bonds, Bonar 2015 Bonds, Discount Bonds and other securities, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income.

“Recognition and Presentation of Other-Than-Temporary Impairments” ASC 320 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. Impairment is now considered to be other than temporary if an entity:

1. intends to sell the security;

2. is more likely than not to be required to sell the security before recovering its cost; or

3. does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell)–that is, a ‘credit loss’.

This credit loss is based on the present value of cash flows expected to be collected from the debt security. If a credit loss exists but an entity does not intend to sell the impaired debt security and is more likely than not to be required to sell before recovery, the impairment is other than temporary. It should therefore be separated into:

1. the estimated amount relating to the credit loss, and

2. all other changes in fair value.

Only the estimated credit loss amount is recognized in profit or loss; the remaining change in fair value is recognized in ‘other comprehensive income’. This approach more closely aligns the impairment models for debt securities and loans by reflecting only credit losses as impairment in profit and loss.

Banco Hipotecario as a result of its analysis has concluded that the securities are not impairment as of June 30, 2010 and 2009. For more detail information see Note 34.d, e. and f. to our audited consolidated financial statements.

Other Receivables from Financial Transactions and Miscellaneous Receivables,

Banco Hipotecario records other receivables from financial transactions and miscellaneous receivables net of allowances for uncollectible amounts. Its judgment regarding the ultimate recovery is performed on an account-by-account basis and considers its assessment of the borrower’s ability to pay based on factors such as the borrower’s financial condition, past payment history, guarantees and past-due status.

Deferred Tax Assets and Minimum Presumed Income Tax

Under U.S. GAAP, deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards.

As of June 30, 2009 and 2010, and based on the analysis performed on the realizability of the deferred tax assets, Banco Hipotecario believes that is more likely than not that it will recover the net operating tax loss carryforward and all the temporary differences, with future taxable income. Among other factors, Banco Hipotecario considered that as of the date of the issuance of these financial statements, the taxable income, mainly due to the increase in the price of national government bonds (classified as available for sale securities for U.S. GAAP proposes), is consuming almost the entire tax loss carryfoward, considering that there were no differences between the tax and US GAAP accounting treatment related to available for sale securities.

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

Banco Hipotecario has recognized the minimum presumed income tax accrued as of June 30, 2010 and paid in prior years as an asset as of June 30, 2010, because Banco Hipotecario started to generate taxable income and Banco Hipotecario expects to be able to compute it as a payment on account of income tax in future years. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies.

Underlying estimates and assumptions can change over time, influencing its overall tax positions, as a result of unanticipated events or circumstances.

Twelve month periods ended June 30, 2010 and 2009

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2010 and 2009.

	Period ended June 30,				% Change
	2010		2009		2010/2009
	(in millions of pesos, except for percentages)

Financial income	Ps.	1,222.3	Ps.	1,016.2	20.3
Financial expenses		(661.6)		(615.3)	7.5

Net financial income		560.7		400.9	39.9
Provision for loan losses		(100,2)		(209.8)	(52.3)
Net contribution from insurance (1)		92,2		97.4	(5.3)
Other income from services		369.4		280.9	31.5
Other expenses for services		(134.3)		(116.7)	15.1
Administrative expenses		(563.4)		(456.3)	23.5

Net income / (loss) from financial transactions		224.5		(3.7)	NM
Miscellaneous income, net (2)		0.3		69.2	(99.6)
Non-Controlling interest		(1.5)		(3.5)	(58.2)
Income tax		(24.4)		(11.5)	111.5

Net income	Ps	198.9	Ps	50.5	294.2

(1)	Insurance premiums minus insurance claims.
(2)	Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the period ended June 30, 2010 of Ps. 198.9 million was higher than Ps. 50.5 for the period ended June 30, 2009, principally due to:

•	Higher financial income principally as a result of higher income from government and private securities and the increase interest of Overdraft facilities and other loans.

•	Higher income from services as a result of the activity developed by BHN Inversión and higher commissions derived from credit cards business.

•	Lower charge of provision for loan losses as a result of an improvement of performing loans portfolio.

These factors were partially offset by:

•	Higher financial expenses as a result of higher time deposist interest as a consequence of the increase in the average balances on time deposits.

•

Higher administrative expenses mainly related with salaries and social security contributions, and an increase in advertising and publicity fees related to actions adopted by Banco Hipotecario in developing its retail banking business.

•	Higher miscelaneous expenses due to the increase in credit cards and other discount.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,		% Change
	2010	2009	2010/2009
	(in millions of pesos, except for percentages)

Mortgage loans and other financial transactions	Ps. 230.2	Ps. 246.2	(6.5)
Buyback of restructured debt	—	30.9	(100.0)
Government and Private Securities	479.3	266.7	79.7
Government guaranteed loans	10.5	6.3	66.3
Mortgage-backed securities	22.9	27.6	(17.0)
Cash and due from banks	0.1	2.2	(97.4)
Interbank Loans	1.8	3.0	(39.4)
Other Loans	92.0	63.9	43.9
Credit cards Loans	198.7	204.7	(2.9)
Personal Loans	85.2	132.8	(35.9)
Overdraft facilities	57.3	46.8	22.3
Hedges and forward transactions	34.6	(24.5)	(241.4)
Others	9.8	9.4	4.3

Total Financial Income	Ps. 1,222.3	Ps. 1,016.2	20.3

Banco Hipotecario’s financial income increase 20.3% to Ps.1,222.3 million for the period ended June 30, 2010 as compared to Ps.1,016.2 million for the period ended June 30, 2009 mainly as a result of:

•

Higher income from government and private securities as a result of an increase in trading transaction’s spread during the year and the accrued interests of securities recorded at amortized cost, mainly BONAR 2014 and Investment issued by Argentine Central Bank (Lebacs).

•	Higher income from derivate operations resulting from hedging transactions.

•	Higher interest of overdraft facilities and other loans due to the increase in average balances on those credit lines.

These factors were partially offset by:

•	Lower income from Personal Loans as a result of a decrease in the average of balances due to the decrease in the origination of personal loans.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,				% Change
	2010		2009		2010/2009
	(in millions of pesos, except for percentages)

Bonds and similar obligations	Ps.	200.2	Ps.	218.8	(8.5)
Borrowings from Banks		0.6		(0.3)	NM
Borrowings from Central Bank		1.9		18.9	(89.7)
Other(1)		1.4		1.4	(1.9)
Time deposits		339.9		334.7	1.6
Forward transactions		70.1		—	NM
Contributions and taxes on financial income		47.4		41.7	14.4

Total Financial expenses	Ps.	661.6	Ps.	615.3	7.5

(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the period ended June 30, 2010 increased 7.5% to Ps.661.6 million from Ps. 615.3 million for the period ended June 30, 2009 primarily as a result of:

•	Higher interest liabilities as a result of increased average balances on time deposits.

•

Losses from forward transactions as a consequence of the ? of the spread between pesos/US$ settled in pesos. The forward transactions as of June 30, 2009 has originated an income recorded in “Financial income” Hedges and forward transactions.

•	Higher interest liabilities resulting from increased of contributions and taxes on financial income.

This effect was partially offset by:

•	Lower interest liabilities resulting from decreased of Borrowings from Central Bank as a consequence of the cancellation of the debt Argentine Central Bank debt by Banco Hipotecario.

•	Lower interest liabilities resulting from the buyback of restructured bonds.

Provision for Loan Losses

The following table sets forth its provision for loan losses for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,				% Change
	2010		2009		2010/2009
	(in millions of pesos, except for percentages)

Provision for loan losses	Ps.	100.2	Ps.	209.8	(52.3)

Charge-offs	Ps.	164.6	Ps.	188.6	(12.7)

Banco Hipotecario’s provision for loan losses for the period ended June 30, 2010 decreased to Ps. 100.2 million from Ps. 209.8 million in the period ended on June 30, 2009 in connection with an improvement of performing loans portfolio in Banco Hipotecario and also in the Argentine Financial system. In connection with this the charge off at the year 2010 decrease a 12.7% regarding 2009.

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

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2010 and 2009.

	Periods ended June 30				% Change
	2010		2009		2010/2009
	(in millions of pesos, except for percentages)

Insurance premiums earned

Life	Ps.	55.9	Ps.	67.4	(17.0)
Property damage		17.0		14.1	20.0
Unemployment		0.8		0.9	(9.8)
Others		33.1		25.6	29.4

Total Premiums earned		106.7		107.9	(1.1)

Insurance claims

Life		7.0		8.3	(15.3)
Property damage		0.5		0.3	63.5
Unemployment		0.1		0.1	49.2
Others		6.9		1.9	271.6

Total claims		14.5		10.5	38.1

Net contribution from insurance activity	Ps.	92.2	Ps.	97.4	(5.3)

Banco Hipotecario’s net contribution from insurance activities of Ps. 92.2 million during the period ended June 30, 2010 decreased 5.3% from Ps.97.4 million, compared to the period ended June 30, 2009. This decreased was primarily a consequence of higher insurance claims, and the decrease in life insurance premiums earned.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,				% Change
	2010		2009		2010/2009
	(in millions of pesos, except for percentages)

Loan servicing fees from third parties	Ps.	13.1	Ps.	9.3	40.9
FONAVI commissions		9.9		7.1	39.6
Credit Card Commissions		185.1		150.7	22.8
Other Commissions		36.2		1.4	NM
Total Commissions		244.3		168.6	44.9

Commissions earned by subsidiaries		95.7		42.2	126.5
Recovery of loan expenses		28.7		65.5	(56.3)
Others		0.7		4.6	(84.5)
Total Others		125.0		112.3	11.3

Total Income from Services	Ps.	369.4	Ps.	280.9	31.5

Banco Hipotecario’s income from services increased to Ps. 369.4 million for the period ended June 30, 2010 from Ps. 280.9 million in the same period of 2009, as a result of higher commissions derived from credit cardsdue to the increase in the average balances during the period, the increase in the insurance activity and the commissions earned by the subsidiary BHN Inversion and a decrease in the recovery of loans expenses.

Other Expenses for Services

The following table includes the principal components of its other expenses on services for the periods ended June 30, 2010 and 2009:

	Periods ended June 30,				% Change
	2010		2009		2009/2008
	(in millions of pesos, except for percentages)

Structuring and underwriting fees	Ps.	6.7	Ps.	6.4	5.7
Collections		0.5		0.3	74.6
Banking services		29.4		14.9	97.30
Commissions on Visa		49.3		53.6	(8.1)
Commissions IFC - BACS		20.1		19.2	4.6
Commissions on Saving Accounts		4.7		3.8	23.0
Commissions on Scoring		8.1		6.8	19.5
Commissions paid to real estate agents		3.6		0.5	NM
Total		122.4		105.6	15.9

Contributions and taxes on income from services		11.9		11.1	7.4

Total Other expenses for services	Ps.	134.3	Ps.	116.7	15.1

Banco Hipotecario’s other expenses for services increased 15.1% to Ps. 134.3 million for the period ended June 30, 2010 from Ps. 116.7 million in the period ended June 30, 2009. This increase was mainly due to higher banking services and an increase on the commissions paid to real state agents and increased in connexion originated in scoring process.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,				% Change
	2010		2009		2010/2009
	(in millions of pesos, except for percentages)

Salaries and social security contributions	Ps.	277.0	Ps.	222.6	24.5
Fees and external administrative services		86.6		86.2	0.4
Advertising and publicity		37.3		7.9	372.9
Value added tax and other taxes		26.6		19.8	34.4
Electricity and communications		27.3		18.8	45.0
Maintenance and repair		16.2		9.7	67.9
Depreciation of bank premises and equipment		13.6		14.4	(5.2)
Amortization of organizational expenses		14.3		12.1	18.2
Corporate personnel benefits		24.2		22.0	9.9
Rent		15.4		14.2	8.3
Others		25.0		28.7	(12.8)

Total	Ps.	563.4	Ps.	456.3	23.5

Administrative expenses for the period ended June 30, 2010 increased 23.5% to Ps. 563.4 million from Ps. 456.3 million for the period ended June 30, 2009. The main reasons for this increase were the increase in the services due to the increase in the inflation rates during the year, higher expenses at salaries and social security contributions as a consequence of the under applicable regulations in Argentina and higher expenses on advertising and publicity related to actions adopted by Banco Hipotecario in developing its retail banking business.

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,				% Change
	2010		2009		2010/2009
	(in millions of pesos as, except for percentages)

Penalty interest	Ps.	9.8	Ps.	11.3	(12.9)
Reversal of provision for contingencies		0.3		10.9	(97.0)
Reversal of provision for STAR		—		6.8	NM
Reversal of provision for Lawsuits		—		18.5	NM
Reversal of Insurance Reserve		—		10.7	NM
Loan loss recoveries		87.1		78.7	10.5
Others		15.7		33.2	(52.8)

Total Miscellaneous Income	Ps.	112.9	Ps.	170.1	(33.6)

Banco Hipotecario’s miscellaneous income decreased 33.6% to Ps. 112.9 million for the period ended June 30, 2010 from Ps. 170.1 million for the year ended June 30, 2009 of the reversal of the provision of lawsuits, insurance reverse on the STAR, that took place in 2009.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2010 and 2009:

	Periods ended June 30,				% Change
	2010		2009		2010/2009
	(in millions of pesos, except for percentages)

Provision for lawsuits contingencies	Ps.	5.9	Ps.	22.2	(73.4)
Provision for other contingencies and miscellaneous receivables		17.0		8.7	96.6
Provision for administrative organization		26.8		13.8	93.9
BOGAR valuation adjustment		—		20.1	N/M
Other taxes		11.5		15.2	(24.0)
Benefits prepayments		28.8		4.2	590.9
Others		22.5		16.9	33.2

Total Miscellaneous Expenses	Ps.	112.6	Ps.	101.0	11.5

Banco Hipotecario SA’s miscellaneous expenses increased 11.5% to Ps. 112.6 million for the period ended June 30, 2010 from Ps. 101.0 million for 2009 primarily as a result of higher provisions for contingencies and administrative organization and for higher benefits prepayments.

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

Banco Hipotecario’s financial income increase 45.9 % to Ps.1.016,2 million for the period ended June 30, 2009 as compared to Ps.696,6 million for the period ended June 30, 2008 primarily as a result of:

•	Higher income from the accrued of internal rate of return of some government securities and trading incomes as a result of increase of market prices in the first semester of 2009;

•	Higher income from credit cards loans and new consumer product as a result of a significant increase in the volume of such loans granted during this year.

These factors were partially offset by:

•	Lower income as a result of effects of changes in exchange rates.

Financial Expenses

The following table sets forth information regarding Banco Hipotecario´s financial expenses for the periods ended June 30, 2009 and 2008.

	Periods ended June 30,		% Change
	2009	2008	2009/2008
	(in millions of pesos, except for percentages)

Bonds and similar obligations	218.8	387.1	(43.5)
Borrowings from banks	(0.3)	8.0	(103.5)
Borrowings from Central Bank	18.9	20.3	(6.7)
Other(1)	1.4	1.5	(4.9)
Time deposits	334.7	111.0	201.5
Contributions and taxes on financial income	41.7	22.8	83.3
Total Financial expenses	615.3	550.7	11.7

(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the period ended June 30, 2009 increased 11.7.% to Ps.615,3 million from Ps. 550.7 million for the period ended June 30, 2008 primarily as a result of:

•	Higher interest liabilities as a result of increased average balances on time deposits

•	Higher interest liabilities resulting from increased of contributions and taxes on financial income.

This effect was partially offset by:

•	Lower financial expenditures as a result of the reduction of others banks borrowings.

•	Lower interest liabilities because Banco Hipotecario repurchased part of its debt during this year.

Provision for Loan Losses

The following table sets forth its provision for loan losses for the periods ended June 30, 2009 and 2008.

	Periods ended June 30,				% Change
	2009		2008		2009/2008
	(in millions of pesos, except for percentages)

Provision for loan losses	Ps.	209.8	Ps.	149.9	40.0

Charge-offs	Ps.	188.6	Ps.	71.4	164.2

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

Banco Hipotecario’s net contribution from insurance activities of Ps. 97.4 million during the period ended June 30, 2009 increased 8.2 % from Ps.90.0 million, compared to the period ended June 30, 2008. This increase was primarily a consequence of higher premiums resulted from a rise in new loan origination and an expansion of insurance products offered.

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

Banco Hipotecario’s income from services increased to Ps. 280.9 million for the period ended June 30, 2009 from Ps 191.5 million in the same period of 2008, as a result of higher commissions derived from credit cards and saving accounts and reimbursement of loan expenses paid by third parties.

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

Banco Hipotecario’s other expenses on services increased 26.8 % to Ps. 116.7 million for the period ended June 30, 2009 from Ps. 92.1 million in the period ended June 30, 2008. This increase was mainly to commissions recorded in other expenditures on services related to the VISA credit card, banking services and contributions and taxes on income from services.

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

Banco Hipotecario’s miscellaneous income decreased 5.3 % to Ps. 174.4 million for the period ended June 30, 2009 from Ps.184.1 million for the year ended June 30, 2008 primarily as a result of:

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

Banco Hipotecario’s miscellaneous expenses increased 234.6% to Ps. 105.2 million for the period ended June 30, 2009 from Ps. 31.4 million for 2008 primarily as a result of:

a) higher provisions for lawsuits contingencies according with the opinion of the legal counsels;

b) the adjustment of the valuation of Bogar Bonds as a consequence of the refusal from the Argentine Central Bank to deposit such bonds as collateral for the subscription of hedge bonds.

B. Liquidity and Capital Resources

Liquidity

Banco Hipotecario’s general policy has been to maintain liquidity adequate to meet its operational needs and financial obligations. At June 30, 2010, its liquid assets consisted of:

•	Ps. 184.3 million of cash and due from banks;

•	Ps. 1,958.6 million of Argentine government securities classified as held,

•	Ps. 335.3 million of securities classified as trading, and

•	Ps. 1,039.9 million of Argentine Central Bank Bills.

At June 30, 2009, its liquid assets consisted of:

•	Ps. 266.1 million of cash and due from banks,

•	Ps. 1,320.2 million of Argentine government securities classified as held

•	Ps. 162.9 million of securities classified as trading, and

•	Ps. 961.8 million of Argentine Central Bank Bills.

Cash Flows from Operating Activities. The changes in cash flows from operating activities were principally due to the change in:

(I)	Provision for losses on loans and for contingencies and miscellaneous receivables, net of reversals,

(II)	Net gain on government securities,

(III)	Net changes in trading investment, and

(IV)	Net change in other assets and liabilities.

Cash Flows from Investing Activities. The changes in cash flow from investing activities were due to the increase in loans and the proceeds from securitization of consumer loans.

Cash Flows from Financing Activities. The changes in cash flows from financing activities were principally due to the increase in deposits, partially offset by payments on Bonds.

Funding

Historically, Banco Hipotecario financed its lending operations mainly through:

•	the issuance of fixed and floating rate securities in the international capital markets,

•	other financing arrangements with international and domestic financial institutions,

•	securitizations of mortgage loans,

•	cash flow from existing loans,

•	deposits, and

•	Central Bank long term loans.

At June 30, 2010 and 2009, Banco Hipotecario had four principal funding sources: bonds, Central Bank, other liabilities from financial institutions and deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	At June 30,				% Change
	2010		2009		2010/2009

Bonds (1)	Ps.	2,336.5	Ps.	2,989.2	(21.8)

Borrowings from Central Bank		17.1		20.7	(17.4)
Borrowings from banks and international entities		20.2		96.5	(79.1)
Deposits (1)		4,390.7		3,387.0	30.4

Total	Ps.	6,764.5	Ps.	6,493.4	4.2

(1)	Excludes accrued interest.

Bonds

The principal amount values of the different series of notes Banco Hipotecario S.A. has issued and outstanding is as follows:

	Outstanding principal amount at June 30, 2010		Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)				(%)

Bonds issued prior to restructuring (1)	Ps	44.4

GMTN (US$1,200,000,000)
Notes Issued in Restructuring:
Long term bonds (US$449,880,000)		369.2	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Long term bonds (Eur 278,367,000)		581.3	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Series 4 - 9.75% Notes due 2010 (US$250,000,000)		521.1	Nov. 16, 2005	Nov. 16, 2010	9.75

Series 5 (US$250,000,000)		864.9	Apr. 27, 2006	Apr. 27, 2016	9.75

Total	Ps.	2,380.9

(1)	Banco Hipotecario SA has 6 series of bonds issued prior to the restructuring that have outstanding amounts that were not tendered in the restructuring process consummated in January 2004.

Borrowings from Banks and International Entities

We incurred the following indebtedness, which have been already fully paid with the proceeds obtained from other financings:

•	Banco Hipotecario obtained Interbank loans in pesos in an aggregate principal amount of Ps. 20.2 million.

Borrowings from the Central Bank

On November 11 and December 1, 2004, Banco Hipotecario SA pre-paid the financial assistance loans granted by the Central Bank in amounts totaling Ps.10.0 million and Ps.30.0 million, respectively, in order to settle in advance restructured foreign debt. On January 20, 2005 and February 25, 2005, Banco Hipotecario SA took part in the tender offer established by the Central Bank in accordance with the guidelines of Communications “A” 4268 and 4282, the amount of Ps. 63.8 million and Ps.16.9 million, respectively, having been accepted in settlement of the previously refinanced debt. On May 3, 2005 Banco Hipotecario SA fully prepaid all outstanding balances due on this indebtedness of approximately Ps. 233.5 million. As of June 30, 2008, Banco Hipotecario SA recorded in its financial statements borrowings from the Central Bank totaling Ps. Ps. 239.1 million.

On June 26, 2009 the remaining subscription of hedge bonds and of their detached coupons took place and Banco Hipotecario and BACS subscribed an original nominal value of US$ 72,196 thousand. As of June 30, 2010 there was no amount of hedge bond to be received pending of delivery. Loan Securitization Program

Banco Hipotecario has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage and consumer loans to the loan portfolio to different financial institutions as trustee. Once the loans have been transferred to the trust fund it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans ceded by Banco Hipotecario.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

In 2004, Banco Hipotecario created a Global Trust Program “Cedulas Hipotecarias Argentinas” Under this program eleven series of Argentine Mortgage Bonds Financial Funds (CHA) were created for the face value of Ps 50.0 million, Ps. 49.9 million, Ps 62.5 million, Ps 64.6 million, Ps 65.0 million, Ps. 69.1 million, Ps 71.4 million, Ps 74.5 million, Ps 202.6 million, US$ 85.0 million, Ps. 17.2 million and Ps 215.0 million corresponding to Series I, II, III, IV, V, VI, VII, VIII, IX, X y XI respectively.

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

In December 2001 Banco Hipotecario received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2010 and 2009 its total deposits consisted of the following:

	At June 30,				%Change
	2010		2009		2010/2009
Checking accounts	Ps.	106.6	Ps.	68.9	54.7
Saving accounts		313.6		215.6	45.5
Time deposits		3,910.5		3,019.8	29.5
Other deposits accounts		60.0		62.7	(4.3)
Accrued interest payable		54.5		45.3	20.3

Total	Ps.	4,445.2	Ps.	3,412.2	30.3

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

Contractual Obligations

In connection with its operating activities, Banco Hipotecario enters into certain contractual obligations. The following table shows the principal amounts of its contractual obligations and their contractual interest rates as of June 30, 2009:

	Maturity	Annual interest rate	Total PS	Past due	Less tan a year	3 to 5 years	Over 5 years
BONDS
Defaulted bonds US$ (1)			26.6	26,6
Defaulted bonds Eur (1)			17.8	17,8
Series 4	16-Nov-10	9.75%	521.1		521.1
Series 5	27-Apr-16	9.75%	864.9				864.9
Long term bonds US$	01-Dic-13	3% - 6%	369.2			369.2
Long term Bonds EURO	01-Dic-13	3% - 6%	581.3			581.3

(1)	Includes debtors who did not accept the restructuring process

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	cash generated by operations;

•	cash generated by the issuance of debt securities;

•	cash from borrowings and financings arrangements; and

•	cash proceeds from the sale of real estate.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	capital expenditures for acquisition or construction of property, plant and equipment;

•	interest payments and repayments of debt;

•	acquisition of shares in companies;

•	payments of dividends; and

•	acquisitions or purchases of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2010, we had negative working capital of Ps.151.3 million. At the same date, we had cash and cash equivalents totaling Ps.151.4 million, a decrease of 18.6% from the Ps.185.9 million of cash and cash equivalents we held as of June 30, 2009.

As of June 30, 2009, we had negative working capital of Ps.83.0 million. At the same date, we had cash and cash equivalents totaling Ps.185.9 million, a decrease of 52.2% from the Ps.389.0 million of cash and cash equivalents held as of June 30, 2008.

As of June 30, 2008, we had working capital of Ps.151.6 million.

We believe our working capital (calculated by subtracting current liabilities from current assets) and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we believe that the issuance of IRSA 2020 Notes for a total amount of US$ 150.0 million that took place on July 20th , 2010 allowed us to finance such working capital needs. For more information about liquidity please see “Risk Factors” and “Recent Developments”.

Cash Flow Information

Operating Activities

2010 Fiscal Year. Our operating activities resulted in net cash inflows of Ps.239.9 million for fiscal year 2010, primarily as a result of Ps.534.5 million of operating gains for such year and an increase in trade accounts payables of Ps.24.7 million, partially offset by an increase in inventories of Ps.28.8 million, an increase in accounts receivables of Ps.108.9 million, an increase in other receivables and prepaid expenses of Ps. 40.8 million, and a decrease in advances from customers, salaries and social security payable of Ps. 120.2 million.

2009 Fiscal Year. Our operating activities resulted in net cash inflows of Ps.310.9 million for fiscal year 2009, primarily as a result of operating gains of Ps.487.7 million, an increase in inventories of Ps.74.9 million and an increase in advances from customers, salaries and social security payable and taxes payable of Ps.86.1 million. These were partially offset by an increase in accounts receivable net of Ps.122.6 million, an increase in other receivables and prepaid expenses, net of Ps.133.7 million, a decrease in trade accounts payable of Ps.38.6 million and a decrease in other liabilities of Ps.27.5 million.

2008 Fiscal Year. Our operating activities resulted in net cash inflows of Ps.344.1 million for fiscal year 2008, primarily as a result of operating gains of Ps.368.7 million, a decrease in inventories of Ps. 129.7 million and an increase in trade accounts payable of Ps.40.8 million. These were partially offset by an increase in accounts receivable, net of Ps.121.1 million, an increase in other receivables and prepaid expenses net of Ps.51.1 million and a decrease in advance from customers, salaries and social security payable and taxes payable of Ps.30.4 million.

Investing Activities

2010 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.456.0 million for fiscal year 2010, of which (i) Ps.253.1 million related to the increase of our interest in companies, mainly Ps.112.6 million in the acquisition of an additional 6.7% of Banco Hipotecario’s capital stock during the fiscal year and Ps.180.7 million in the acquisition of our interest in Hersha; (ii) Ps.78.8 million related to our payment of liabilities in connection with our acquisition of shares of Banco Hipotecario during fiscal year 2009; (iii) Ps.156.5 million related to the acquisition of fixed assets (see “Capital Expenditures” ); (iv) Ps.30.1 million related to loans we granted to our related companies, net; (v) Ps.23.4 million related to an advance payment for our acquisition of Parque Arauco’s interest in APSA; and (vi) Ps.11.9 million related to the acquisition of land reserves, net.

2009 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.455.0 million for fiscal year 2009, of which Ps.157.6 million were related to the acquisition of shares in companies and undeveloped parcels of land and other non-current investments primarily in the acquisition of an additional interest of 9.58% in Banco Hipotecario´s equity, and in the acquisition of a 30% interest in Metropolitan, and Ps. 272.3 million were invested in the acquisition of fixed assets mainly in the partial construction at the Panamerican Mall Ps. 205.9 million and the construction at Dique IV.

2008 Fiscal Year. Our investing activities resulted in net cash outflows of Ps.812.7 million for fiscal year 2008, of which Ps.419.0 million were related to the acquisition of business and assets, mainly to the purchase of two buildings (including their in place leases) known as “Edificio República” and “Torre Bank Boston” for Ps.228.3 million and Ps.173.9 million, respectively. We also made investments in fixed assets of Ps. 332.5 million of which, Ps.257.7 million were invested through APSA primarily in the partial construction of the Panamerican Mall for Ps.114.4 million, improvements of shopping centers for Ps.50.0 million, in the initial payment for the transfer of Soleil Factory shopping center for Ps.25.6 million, and Ps.40.0 million in the Hotel segment of which Ps. 30.7 million were invested in Hotel Llao Llao. We also invested Ps. 23.1 million relating to Patio Olmos Building and Ps. 16.1 million were related to advance payment for a plot of land located at Beruti 3571.We also invested Ps.17.2 million in undeveloped parcels of land and Ps.24.1 million in current investments.

Financing Activities

2010 Fiscal Year. Our financing activities resulted in net cash inflows of Ps.181.4 million. Our net cash income from financing activities for fiscal year 2010 was primarily related to (i) the issuance by Alto Palermo of Ps.79.8 million of its Series III and IV Notes, (ii) our issuance of

Ps.22.7 million of short-term notes, (iii) an increase in bank loans of Ps.146.5 million; (iv) an increase of Ps.223.6 million in bank overdraft advances, and (v) a capital contribution of Ps.46.2 million made by minority shareholders in certain subsidiaries, partially offset by (i) the payment of Ps.55.4 million of dividends, (ii) the repurchase of Alto Palermo’s Series III Notes for Ps.12.0 million, (iii) the repayment of Ps.219.2 million principal of short-term and long-term debt, and (iv) the payments of seller financing of Ps.50.0 million.

2009 Fiscal Year. Our financing activities resulted in net cash outflows of Ps.58.9 million. Our net cash spent on financing activities for fiscal year 2009 was primarily related to (i) the payment of short-term and long-term debt for Ps.124.9 million, mainly due to the payment of Tarshop´s debt, the cancellation of notes and the payment of Deutsche Bank loan, (ii) Ps.105.4 million related to the repurchase of APSA Notes Series I and II, (iii) the payment of dividends to minority shareholders of Ps.23.5 million, (iv) the payments of seller financing for Ps. 31.4 million for the acquisition of Empalme and Mendoza Plaza, partially offset by (i) a capital contribution made by minority owners in related parties of Ps.48.0 million, and (ii) the increase of financial loans and bank overdraft of Ps.180.8 million.

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

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2010:

Schedule of Maturities or Amortization

	Currency	Less than 1 year	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (1)	Annual Average Interest Rate
	(in million Pesos, constant currency, as of June 30, 2010)(2)%
Banking debt and other
Bank loans (3)	$/US$	429.0	26.3	26.3	—	—	481.6
Hoteles Argentinos’ secured loan	US$	19.0	—	—	—	—	19.0	9.7
Short-term debt	$	23.0	—	—	—	—	23.0
APSA’s notes (Convertible Notes) (4)	US$	2.7	—	—	—	60.9	63.6	10.0
APSA’s Series II Notes due 2012 (4)	$	26.7	26.5	—	—	—	53.2	11.0
APSA’s Series I Notes due 2017 (4)	US$	2.9	-0.5	-0.5	-0.5	295.8	297.2	7.9
IRSA’s notes	US$	20.0	-0.9	-0.9	-0.9	587.4	604.7	8.5
Seller financing	$/US$	15.9	5.4	1.8	1.8	3.5	28.4
APSA’s Series III Notes due 2011	$	44.2	—	—	—	—	44.2	12.75
APSA’s Series IV Notes due 2011	US$	25.8	—	—	—	—	25.8	6.75
Total banking debt and other		609.2	56.8	26.7	0.4	947.6	1,640.7
Total debt		609.2	56.8	26.7	0.4	947.6	1,640.7

(1)	Figures may not sum due to rounding.
(2)	Exchange rate as of June 30, 2010 US$1.00 = Ps.3.931.
(3)	Includes bank overdrafts.
(4)	Disclosed net of the notes held by the Company

Hoteles Argentinos Loan

On March 15, 2010 we entered into a loan agreement with Standard Bank Argentina S.A., whereby it lent to Hoteles Argentinos the sum of Ps.19.0 million, which were used to repay the loan with Credit Suisse First Boston International. In addition, on March 15, 2010, the mortgage and swap agreement entered into with Credit Suisse First Boston International were cancelled. The new loan with Standard Bank Argentina S.A. is repayable in a single payment that falls due on the first anniversary of the agreement’s execution date, and accrues interest at a fixed rate of 16.25% payable every three months in arrears.

Alto Palermo 10% Convertible Notes due 2014

On July 19, 2002, Alto Palermo issued US$50 million unsecured convertible notes in exchange for cash and settlement of certain liabilities with our shareholders. The proceeds of the issue were used to settle short-term bank loans in the sum of Ps.27.3 million, and to redeem secured corporate notes issued by Alto Palermo in the principal amount of Ps.52.8 million. These notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps.0.10 per share. The translation rate per U.S. Dollar is the lower of (i) Ps.3.08642 and (ii) the exchange rate effective at translation date divided by the par value of Alto Palermo´s common shares. The maturity date of these notes was July 19, 2006, but at a noteholders’ meeting held on May 2, 2006, the noteholders approved the extension of the maturity date of these notes to July 19, 2014. The other terms and conditions remained unchanged. During fiscal years 2007, 2006, 2005, 2004 and 2003, holders of approximately US$2.77 million of Alto Palermo´s convertible notes exercised their conversion rights; consequently, Alto Palermo issued 101,582; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. If all bondholders exercise their conversion rights, Alto Palermo´s common shares would increase from Ps.782.1 million to Ps.2,239.7 million. For more information please see “Recent Developments”.

As of June 30, 2010, we held US$31.7 million principal amount of Convertible Notes.

Alto Palermo Series I and Series II Notes

On May 11, 2007, Alto Palermo issued two new series of notes under its global note program. The Series I Notes were issued in an aggregate principal amount of US$120 million, bear interest at a fixed rate equal to 7.875% per annum payable semi-annually and mature on May 11, 2017. The Series II Notes were issued in an aggregate principal amount of Ps.154 million (equivalent to US$50 million), bear interest at a fixed rate equal to 11% per annum payable semi-annually and mature in seven equal, consecutive semi-annual installments commencing on June 11, 2009.

Purchases of Alto Palermo’s Series I Notes. During fiscal year 2009 we acquired US$39.6 million principal amount of Alto Palermo’s Series I Notes for a total of US$19.3 million, representing a weighted average price paid of US$0.488, as the so-called “dirty price” we paid includes accrued interest. During fiscal year 2009 our subsidiary Alto Palermo acquired US$5.0 million principal amount of its Series I notes for a total purchase price of US$2.0 million, representing a weighted average price paid of US$0.3978. As of June 30, 2010, our consolidated holdings of Alto Palermo’s Series I notes were US$44.6 million principal amount. See “Recent Developments” and “Significant Changes”.

Purchases of Alto Palermo’s Series II Notes. During fiscal year 2009 we acquired US$15.1 million principal amount of Alto Palermo’s Series II Notes for a total of US$8.2 million, representing a weighted average price paid of US$0.5513. During fiscal year 2009 our subsidiary Alto Palermo acquired US$3.0 million principal amount of its Series II Notes for a total of US$2.3 million, representing a weighted average price paid of US$0.75. As of June 30, 2010, our consolidated holdings of Alto Palermo Series II notes were US$19.9 million principal amount.

Alto Palermo Series III and Series IV Notes

On November 13, 2009 Alto Palermo issued two new series of notes under its global note program. The Series III Notes were issued in an aggregate principal amount of Ps.55.8 million, bear interest at a variable rate equal to the Badlar Privada rate plus 3%; payable quarterly; and mature in a single installment on May 12, 2011. The Series IV Notes were issued in an aggregate principal amount of US$6.6 million (equivalent to Ps.25.0 million), bear interest accrued on the principal amount denominated in U.S. Dollars at a fixed rate equal to 6.75% per annum; payable semi-annually; and mature on May 12, 2011, to be paid in a single installment.

The use of proceeds of both the Series III and Series IV notes was the refinancing of short term debt and working capital in Argentina.

Our 8.5% Notes due 2017

On February 2, 2007, we issued our 8.5% Notes due 2017 in an aggregate principal amount of US$150.0 million, which bear interest at a fixed rate equal to 8.5% per annum payable semi-annually and mature in a single installment on February 2, 2017.

These notes contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 4.0 to 1; or

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due 2017, (b) issuance and sale subsequent to the issuance of our notes due 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock, or (c) any reduction in our indebtedness or any restricted subsidiary, (d) any reduction in debt investment (other than permitted investments) and return on assets, or (e) any distribution received from non-restricted subsidiaries.

Our 11.5% Series II notes due 2020

On July 20, 2010, we issued fixed-rate notes due 2020 for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually These Series II notes are subject to the same covenants as described for Series I notes due 2017. See “Recent Developments” and “Significant changes”.

Debt for the acquisition of Edificio República

On April 28, 2008, we entered into a loan agreement with Banco Macro S.A. secured by mortgage, pursuant to which Banco Macro loaned us US$33.6 million which we used to repay the outstanding debt owing to Fideicomiso República, which we had incurred in connection with our acquisition of Edificio República. The principal amount of the Banco Macro loan matures in five equal, consecutive installments due on April 28 each year, and accrues interest at a fixed rate of 12% per annum, payable semi-annually on April 28 and October 28 of each year. The Banco Macro loan is secured by a mortgage on the Edificio República.

Capital Expenditures

Fiscal Year 2010. During the fiscal year ended June 30, 2010 we invested Ps.168.5 million, of which (i) Ps.156.5 million was related to acquisitions and improvements of fixed assets, mainly in connection with the acquisition of the Catalinas Norte plot of land (Ps.100.8 million), improvements in our Shopping Centers (Ps.32.5 million), completion of the Dot Baires Shopping and the construction of the adjacent office building (Ps.7.4 million), and improvements in our Sheraton Libertador, Llao Llao and Intercontinental hotels (Ps.1.8 million, Ps.1.2 million and Ps.0.8 million, respectively), and (ii) Ps.11.9 million were invested in the acquisition of undeveloped parcels of land, mainly the Zetol and Vista al Muelle plots of land.

2009 Fiscal Year. During the fiscal year ended June 30, 2009 we invested Ps.323.1 million, of which (i) Ps.313.3 million were related to acquisitions and improvements in fixed assets, mainly in the construction of Dot Baires shopping ( Ps.246.9 million) and the construction of Dique IV, and (ii) Ps.9.8 million were invested in the acquisition of undeveloped parcels of land.

2008 Fiscal Year. During the fiscal year ended June 30, 2008, we invested Ps.768.7 million of which Ps.419.0 million were related to the acquisition of businesses and assets, mainly the purchase of two buildings (including their in place leases) known as “Edificio República” and “Torre Bank Boston” for Ps.228.3 million and Ps.173.9 million, respectively. We also made investments in fixed assets of Ps.332.5 million of which Ps.257.7 million were invested through Alto Palermo primarily in the partial construction of the Dot Baires shopping for Ps.114.4 million, in improvements of shopping centers for Ps.50.0 million, in the initial payment for the transfer of Soleil Factory shopping center for Ps.25.6 million, and Ps.40.0 million in our Hotel segment of which Ps.30.7 million were invested in Hotel Llao Llao. We also invested Ps.23.1 million relating to Patio Olmos Building and Ps.16.9 million were related to advance payment for a plot of land located at Beruti 3571. We also invested Ps.17.2 million in undeveloped parcels of land.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the impact of certain U.S. GAAP adjustments on equity investees;

•	the accounting for marketable securities;

•	the application of different useful lives for depreciation purposes;

•	the deferral of certain pre-operating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the accounting for a mortgage payable with no stated interest;

•	the accounting for securitization programs;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the present-value accounting;

•	the effect of the reversal of previously recognized impairment losses;

•	the accounting for convertible notes;

•	the accounting for troubled debt restructuring;

•	the accounting for real estate barter transactions;

•	the accounting for the appraisal revaluation of fixed assets;

•	the revenue recognition of deferred brokerage commissions over the term of the respective leases;

•	the escalation rental revenue under straight-line method over the term of the leases;

•	the deferral of certain revenues from life and disability insurance and origination fees;

•	the amortization of fees related to the Senior Notes;

•	the accounting for software obtained for internal use;

•	the accounting for increasing rate debt;

•	the derecognition of the put option for the sale of shares of Metropolitan

•	The effect of the reversal of gain from valuation of inventories at net realizable value.

•	the effect of the reversal of capitalized exchange differences.

•	the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate;

•	the effect on minority interest of the above-mentioned reconciling items, as appropriate; and

•	The accounting for the investment in Hersha Hospitality Trust

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See note 27 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2008, 2009 and 2010 was approximately a gain of Ps.54.9 million, Ps.158.6 million and Ps.334.5 million, respectively, compared to approximately a gain of Ps.122.1 million Ps.6.6 million and Ps.382.8 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2009 and 2010, was Ps.2,095.7 million and Ps.2,403.0 million, respectively, compared to Ps.1,588.1 million and Ps.2,196.5 million, respectively, under U.S. GAAP.

C. Research and Development, Patents and Licenses, etc.

We do not have any research, development, patents or licenses that are material for the conduct of our business.

D. Trend Information

The global economy has started to show signals of recovery after the recent financial crisis. In the year 2009, at the global level, Gross Domestic Product (“GDP”) decreased slightly, with a -0.6% change according to the International Monetary Fund (“IMF”), a situation without precedents in the past 30 years. However, this figure conceals major inequalities among the groups of countries. GDP in the most developed markets dropped by 3.2% whereas in the developing countries’ markets, it rose by 2.4%.

The recovery seen in the second half of 2009 could not offset the shrinkage sustained in the first half of the year. International financial markets posted minimum figures in early 2009; but exhibited profits at year end. At the global level, the MSCI All Countries index picked up a 31.5% change when measured in US Dollars; the MSCI World (representative of developed markets) posted a 27.0% variation whilst the MSCI Emerging Markets climbed a significant 74.5%. Furthermore, it must be highlighted that economic activity in developing countries was higher than in the developed world. In this regard, performance at the local market levels also picked up the trend (in local currency). Whereas the S&P500 rose by 23.45%; the Eurostoxx 50, by 21.14% and the Nikkei by 17.82%, the Bovespa rose by 74.05% and Argentina’s Merval rose by 108.56%.

Given this international context, the Argentine GDP has maintained its upward trend, though at a slower pace than in previous years, with a 0.9% variation in 2009 according to the Argentine Institute of Statistics and Censuses (“INDEC”). In the year to date, the level of activity has shown significant acceleration. For the first 6 months of 2010, the Monthly Economic Activity Estimator, as reported by INDEC and known as EMAE, picked up rises ranging from 4.9% to 19.8% compared to the same month in the previous fiscal year, with an upward trend. This indicator is usually used to predict GDP. Therefore, if the trend were to be maintained, GDP for 2010 could be expected to have risen by close to 8%.

During 2009, total consumption has been the most significant component in the aggregate demand, with a 77.7% share.

Sales in the shopping center sector have grown significantly in the first half of 2010; primarily due to the decline experienced in 2009 due to the international financial crisis that had had considerable bearing on shopping centers’ revenues, but mainly in the recovery in consumption compared to the previous fiscal year, against a backdrop of high inflation in which salaries went hand in hand with retail price raises. Based on INDEC’s most recently released figures, when measured year-on-year, the sales for the first half of 2010 rose by 41.6% compared to the same period a year earlier.

When it comes to retailer activity and according to CAME, the Confederation of Argentine Medium-Sized Enterprises, retail sales volumes grew by 11.9% in June 2010 compared to June 2009, driven by consumers’ good mood and the tangible improvements in household nominal income. Most of the items offered by retailers performed with outstanding dynamism in June. Although demand continues to be driven by “Household appliances”, where the manifold credit facilities offered and promotional campaigns for some products led to yet another jump in sales, some other captions, such as “Apparel”, “Sporting Items” and “Household Wares and Gifts” posted, at the close of June, year-on-year ups in sales close to 20% (a growth rate not seen in quite a long time). With the end-of-month results for June included, the first half of the year came to a close with a 5.4% increase in the volumes sold compared to the same period a year earlier.

As regards the office market, according to Colliers Argentina, the stock of A+ and A office buildings on the market for the first semester of calendar 2010 grew by 107,000 sqm. Furthermore, during fiscal year 2010, the market had an expansion in occupied surface area of 83,000 sqm, exceeding the average of the last 10 years. Thus, the difference between the occupied surface area and the space demand determined an increase in the vacancy rate, which was 7.8% in A+ and A office buildings. On the other hand, the general level of market rental prices, measured in US dollars, was stabilized after a downward subsequent to the global financial crisis of 2008.

As regards the residential market, in the first half of calendar 2010, the number of deeds filed with the Registry of Real Property of the Autonomous City of Buenos Aires for title conveyance totaled 40,249, representative of a 22.67% increase compared to the deeds filed during the first half of 2009. The current figure reflects a recovery compared to the levels of activity seen a year earlier, mostly considering that the first half of 2009 was the worst in the past 12 years. The mortgage deeds filed with the Registry of Real Property of the Autonomous City of Buenos Aires in the first half of the year represent an 8.2% increase compared to the same period in 2009, up from the 2,302 filed in the first half of 2009 to the 2,491 filed this year between January and June. This notwithstanding, access to credit for housing continues to be quite limited in Argentina, as it remains at less than 2% of the country’s GDP.

When it comes to the hotel sector, the global financial crisis and the outbreak of the H1N1 influenza had a considerable bearing on the arrival of foreign tourists in Argentina in 2009. However, starting in November 2009, the trend of foreign tourist inflows reverted, with the 7.2%, 12% and 9% increases seen in January, February and March, respectively, warranting special mention. The foreign exchange rate, favorable to foreign tourists, continues to give Argentina a competitive edge as a tourist destination. Based on this outlook, hotel occupancy for 2010 is estimated to be in the region of 73% for 4-star and 5-star hotels. In turn, the corporate market has been showing significant growth, with Argentina being the venue of major events, congresses and conventions that generate large investments and favor hotel profitability

E. Off-Balance Sheet Arrangements

At June 30, 2010, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2010:

Payments due by period (2)

(in thousands of Pesos)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	1.859.496	338.266	274,695	127,427	1,119,108

Purchase obligations	82,336	69,478	6,410	2,631	3,817

Other long-term obligations	53,838	12,078	19,427	21,468	865

Total (1)	1.995.670	419.822	300,532	151,526	1,123,790

(1)	Includes our main financial and related parties debts, foreign suppliers and tax amnesty plan for gross sales tax payable.
(2)	Includes accrued interest and prospective interest.

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

The table below shows information about our directors and alternate directors:

Name	Date of birth	Position	Date of current appointment	Term expiration	Current position held since

Eduardo S. Elsztain	01/26/1960	Chairman	2009	2012	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2009	2012	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2010	2013	2001
Fernando A. Elsztain	01/04/1961	Director	2008	2011	1999
Carlos Ricardo Esteves	05/25/1949	Director	2008	2011	2005
Cedric D. Bridger	11/09/1935	Director	2009	2012	2003
Marcos Fischman	04/09/1960	Director	2009	2012	2003
Fernando Rubín	06/20/1966	Director	2010	2013	2004
Gary S. Gladstein	07/07/1944	Director	2010	2013	2004
Mario Blejer	06/07/1948	Director	2008	2011	2005
Mauricio Wior	10/23/1956	Director	2009	2012	2006
Gabriel A. G. Reznik	11/18/1958	Director	2008	2011	2008
Ricardo Liberman	12/18/1959	Director	2008	2011	2008
Emilio Cárdenas	08/13/1942	Alternate director	2006	2009	2003
Salvador D. Bergel	04/17/1932	Alternate director	2008	2011	1996
Enrique Antonini	03/16/1950	Alternate director	2010	2013	2007
Daniel Ricardo Elsztain	12/22/1972	Alternate director	2010	2013	2007

Carlos Ricardo Esteves, Cedric Bridger, Mario Blejer, Emilio Cárdenas, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to Comisión Nacional de Valores’ Resolution No. 400/2002. The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied economic sciences at the University of Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of Alto Palermo, Cresud S.A.C.I.F. y A, Consultores Asset Management S.A., Banco Hipotecario S.A., Tarshop, BACS Banco de Crédito & Securitización and BrasilAgro - Companhia Brasileira de Propriedades Agrícolas, among others. He is also a member of the board of trustees of Hersha Hospitality Trust. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes law firm. He is also first vice-chairman of Alto Palermo, the first vice-chairman of Cresud and he is also the chairman of Puerto Retiro S.A., vice-chairman of Fibesa S.A. and Tarshop and director of Banco Hipotecario S.A., Nuevas Fronteras S.A and Palermo Invest S.A., among others.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the University of Buenos Aires. He is currently chairman of Fibesa S.A., Agrology S.A., vice-chairman of Alto Palermo, Cresud, Nuevas Fronteras S.A. and Inversora Bolivar S.A. and director of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas, among others. Alejandro G. Elsztain is Eduardo S. Elsztain’s and Daniel R. Elsztain’s brother and Fernando A. Elsztain’s cousin.

Fernando A. Elsztain. Mr. Elsztain studied architecture at the University of Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a family-owned real estate company. He is a director of Alto Palermo, and Emprendimiento Recoleta y Hoteles Argentinos S.A., among others. Mr. Fernando A. Elsztain is Eduardo S. Elsztain’s and Alejandro G. Elsztain’s cousin.

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

Fernando Rubín. Mr. Rubin has a degree in psychology from the University of Buenos Aires and attended a post-graduate course in human resources and organizational analysis at E.P.S.O. He has been the manager of organizational development at Banco Hipotecario where, currently serves as its CEO. He served as corporate manager of human resources for us, director of human resources for Moet Hennessy Louis Vuitton in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partners-International Management Consultants, currently Mr. Rubín is also director of Tarshop.

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

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad deBuenos Aires). He worked for IRSA from 1992 until May 2005 when he resigned. He has also worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop and Fibesa, as well as member of the board of Banco Hipotecario, and a number of other companies.

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

Daniel Ricardo Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration. He has been our Commercial Director since 1998. Mr. Elsztain is the brother of both the Chairman of the Board of Directors, Mr. Eduardo S. Elzstain, and of the Vice-Chairman, Alejandro G. Elzstain and cousin of the Director Fernando A. Elzstain.

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

The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting, held on October 29, 2009:

Name	Date of birth	Position	Expiration Date	Current position held since

José D. Abelovich	07/20/1956	Member	2013	1992
Marcelo H. Fuxman	11/30/1955	Member	2013	1992
Noemi Cohn	05/20/1959	Member	2013	2010
Roberto Murmis	04/07/1959	Alternate Member	2013	2005
Silvia De Feo	10/07/1958	Alternate member	2013	2003
Alicia Graciela Rigueira	12/02/1951	Alternate member	2013	2006

Set forth below is a brief biographical description of each member of our supervisory committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Alto Palermo, Cresud, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A., among other companies.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Alto Palermo, Cresud, Inversora Bolívar and Banco Hipotecario S.A.

Noemí Cohn. Mrs. Cohn obtained a degree in accounting accounting from the University of Buenos Aires. Mrs. Cohn is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International a public accounting firm in Argentina, and works in the audit area. Mrs. Cohn worked in the audit area in Harteneck, Lopez and Company., Coopers & Lybrand in Argentina and in Los Angeles California.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of Cresud, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the supervisory committees, Cresud, Inversora Bolivar S.A. and Baldovinos S.A.

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

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA—Centro de Estudios Macroeconómicos Argentinos) and in the IAE (Universidad Austral). He formerly worked as a senior securities trader in Citibank. He also held several management positions related to investment banking and capital markets at Banco Río (BSCH) and was financial director of the Argentine Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of Alto Palermo and Cresud. He currently serves as director of BrasilAgro-Companhia Brasileira de Propriedades Agrícolas and as alternate director of Banco Hipotecario.

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

At our shareholders meeting held on October 29, 2010, the shareholders approved an aggregate compensation of Ps. 27.8 million for all of our directors for the fiscal year ended June 30, 2010.

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

Senior Management

We pay our senior management a fixed amount, established by taking into consideration their background, capacity and experience, and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2010 was Ps.9.6 million.

Supervisory Committee

The shareholders meeting held on October 29, 2010, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Compensation plan for executive management

We have a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 1.0 million, Ps.0.6 million, and Ps.1.2 million for the years ended June 30, 2010, June 30, 2009, and June 30, 2008, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

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

D. Employees

As of June 30, 2010, we had 2,263 employees. Our Development and Sale of Properties and Offices and Other Non-Shopping Center Rental Properties segments had 88 employees, of which 32 were represented by the Commerce Union (Sindicato de Empleados de Comercio, or SEC) and 6 were represented by the Horizontal Property Union (SUTERH). Our Shopping Centers and Consumer Financing segments had 1,493 employees, of which 956 were under collective labor agreements. Our Hotels segment had 682 employees, all of which are represented by the Tourism, Hotel and Gastronomy Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, or UTHGRA).

The following table sets forth the number of employees divided by business segment as of each year end :

	Development and sale of properties and other non-shopping center retail properties	Shopping Centers(2)	Hotels(3)	Consumer Financing(4)	Total
As of June 30, 2006	185	966	1,024	979	3,154
As of June 30, 2007	228	983	785	1,302	3,298
As of June 30, 2008	243	1,043	764	1,298	3,348
As of June 30, 2009	209	1,001	694	689	2,593
As of June 30, 2010	88	774	682	719	2,263

(1)	Argentine Real Estate includes IRSA, Inversora Bolívar, Baldovinos, Madero, Libertador 498.
(2)	Starting June 2000, Shopping Centers includes Altocity (e-commerce) and does not include Mendoza Plaza prior to fiscal year 2005.
(3)	Hotels include Intercontinental, Sheraton Libertador and Llao Llao.
(4)	Credit cards include Tarshop.

E. Share Ownership

Share ownership of directors, members of the supervisory committee, members of the executive committee and senior management as of November 30, 2010.

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, supervisory committee and senior management as of November 30, 2010:

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	333,296,672	57.60%
Saúl Zang	First Vice-Chairman	1,502,923	0.26%
Alejandro G. Elsztain	Second Vice- Chairman	2,713,680	0.47%
Fernando A. Elsztain	Director	—	—
Carlos Ricardo Esteves	Director	—	—
Cedric D. Bridger	Director	—	—
Marcos Fischman	Director	20,000	—
Fernando Rubín	Director	200,000	0.03%
Gary S. Gladstein	Director	21,003	—
Mario Blejer	Director	60,220	0.01%
Mauricio Wior	Director	—	—
Gabriel Adolfo Gregorio Reznik	Director	—	—
Ricardo Liberman	Director	10,199	—
Emilio Cárdenas	Alternate Director	—	—
Salvador D. Bergel	Alternate director	—	—
Enrique Antonini	Alternate Director	—	—
Daniel Ricardo Elsztain	Alternate director	98,610	0.02%

Senior Management
Gabriel Blasi	Chief financial officer	422,360	0.07%
Jorge Cruces	Chief real estate officer	58,851	0.01%
David A. Perednik	Chief administrative officer	115,040	0.02%

Supervisory Committee
José D. Abelovich	Member	—	—
Marcelo H. Fuxman	Member	—	—
Noemí Cohn Roberto Murmis	Member Alternate member	— —	— —
Silvia C. De Feo	Alternate member	—	—
Alicia Rigueira	Alternate member	—	—

(1)

Includes (i) 292,811,013 common shares beneficially owned by Cresud S.A., (ii) 39,855,739 common shares beneficially owned by Agrology S.A., (iii) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (v) 1,850 common shares owned directly by Eduardo S. Elsztain.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares and all our directors and officers as a group.

	Share Ownership as of November 30, 2010
Shareholder	Number of Shares	Percentage(4)
Cresud(1)	292,811,013	57.60%
D.E. Shaw & Co. Inc.	44,301,050	7.66%
Directors and officers excluding Eduardo Elsztain(3)	5,222,886	0.90%
Social Security National Agency (“ANSES”)	25,855,221	4.47%

Total	368,190,170	70.63%

(1)	Eduardo S. Elsztain is the beneficial owner of 187,361,550 common shares and 84,408,115 warrants of Cresud, representing 38.48% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 57.60% of our shares by virtue of his investment in Cresud.
(2)	Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited (“IFIS”), a corporation organized under the laws of Bermuda and IFISA, a corporation organized under the laws of Uruguay. Mr. Elsztain, is the beneficial owner of 29.41% of IFIS capital stock, which owns 100% of IFISA
(3)	As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 57.49% of our outstanding shares consisting of (i) 292,811,013 shares held by Cresud (ii) 39,855,739 shares held by Agrology. In addition, Mr. Elsztain is the beneficial owner of an additional 0.11% of our outstanding shares consisting of (i) 628,070 shares held by Consultores Assets Management S.A., and (ii) 1,850 shares held directly by Eduardo Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 333,296,672 common shares, representing 57.60% of our outstanding shares.
(4)	As of November 30, 2010, the number of outstanding shares was 578,676,460.

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

As of November 30, 2007, IFISA had exercised all of its warrants and owned 1.4% of our shares. As of November 30, 2008, IFISA´s shareholding in us decreased to 0.3%. As of November 30, 2009 IFISA shareholding in us decreased to 0.09%

Parque Arauco is a significant shareholder in our subsidiary APSA. Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange. For more information about Parque Arauco, plase see “Recent Developments”.

Changes in Share Ownership

	As of (5)
	November 30, 2010 (%)	June 30, 2010 (%)	June 30, 2009	June 30, 2008 (%)	June 30, 2007 (%)
Cresud(1)	57,5	57,6	50,2	38,4	25
IFISA(2) (3)	0	0	0,4	1,6	1,2
D.E. Shaw & Co. Inc.	7,7	7,7	7,7	6,7	0,2
Directors and Senior Management (4)	1,7	1,7	0,9	0,5	0,3
ANSES	4,5	4,5	4,3	4,1	4,8
Total	71,5	71,5	63,5	51,3	31,5

(1)	Eduardo S. Elsztain is the beneficial owner of 187,361,550 common shares and 84,408,115 of Cresud, representing 38.48% of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 57.60% of our shares by virtue of his investment in Cresud.
(2)	Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited (“IFIS”), a corporation organized under the laws of Bermuda and IFISA, a corporation organized under the laws of Uruguay. Mr. Elsztain, is the beneficial owner of 29.41% of IFIS capital stock, which owns 100% of IFISA.
(3)	As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 57.48% of our outstanding shares consisting of (i) 292,811,013 shares held by Cresud (ii) 39,855,739 shares held by Agrology. In addition, Mr. Elsztain is the beneficial owner of an additional 0.11% of our outstanding shares consisting of (i) 628,070 shares held by Consultores Assets Management S.A., and (ii) 1,850 shares held directly by Eduardo Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 333,296,672 common shares, representing 57.60% of our outstanding shares.
(4)	Includes only direct ownership of our Directors and Senior Management.
(5)	As of November 30, 2010, the number of outstanding shares was 578,676,460.

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

Securities held in the host country

As of November 30, 2010, the Company’s total issued outstanding capital stock outstanding consisted of 578.676.460 common shares. As of November 30, 2010, there were approximately 34,544,766 Global Depositary Shares (representing 345,447,660 of our common shares, or 59.7% of all or our outstanding shares) held in the United States by approximately 86 registered holders of Global Depositary Shares.

As of November 30, 2010 our directors and senior officers controlled, directly or indirectly, approximately 59.3% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. Related Party Transactions

We increased our investment in Banco Hipotecario

In 1999, we acquired 2.9% of Banco Hipotecario for Ps.30.2 million in connection with its privatization. Over the years, we have gradually increased our ownership interest in Banco Hipotecario. In fiscal year 2002, we increased our ownership interest to 5.7%. During 2003 and 2004, we increased our investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, we sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, one of our controlling shareholders, for Ps.6.0 million. In 2009, we acquired additional shares of Banco Hipotecario S.A. for an aggregate purchase price of US$107.5 million, bringing our ownership interest to 21.34%. In fiscal year 2010, we acquired additional shares of Banco Hipotecario for an aggregate purchase price of Ps.118.7 million, bringing our ownership interest in Banco Hipotecario to 28.03% (without considering treasury shares). See “Recent Development” and “Significant Changes”.

Sale of Tarshop

On December 29, 2009, our subsidiary Alto Palermo entered into a stock purchase agreement with our affiliate Banco Hipotecario pursuant to which Alto Palermo agreed to sell voting shares representing 80% of Tarshop’s capital stock to Banco Hipotecario. On May 21, 2010, and as part of the above mentioned agreement, we and Tarshop entered into an agreement pursuant to which Tarshop sold us 50% of Metroshop’s capital stock. On August 30, 2010, the Banco Central de la República Argentina gave notice to Banco Hipotecario of the transaction’s approval. On September 13, 2010, APSA transferred 107,037,152 common shares of Tarshop. The total purchase price paid was US$ 26.8 million. Immediately after the sale our equity interest in Tarshop was 20% of its capital stock. For more information please see “Recent Developments” and “Significant Changes”

Space for Fundación IRSA and Fundación Museo de los Niños at No Cost

In October 1997, our subsidiary Alto Palermo granted Fundación IRSA the right to use 3,800 square meters of constructed area in the Abasto Shopping Center free of charge for a 30-year period. In November 2005, Alto Palermo granted Fundación Museo de los Niños the right to use approximately 2,670 square meters of constructed area in the Shopping Rosario free of charge for a 30-year period.

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Fundación IRSA has used the available area to house a museum called “Museo de los Niños, Abasto,” an interactive learning center for children and adults, which opened to the public in April 1999. On September 27, 1999, Fundación IRSA assigned and transferred at no cost, the entirety of Museo de los Niños, as well as Abasto’s rights and obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a charitable non-profit organization established by the same founders of Fundación IRSA and run by the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the development of Museo de los Niños, Abasto and Museo de los Niños, Rosario. In October 1999, Alto Palermo approved the assignment of Museo de los Niños, Abasto’s agreement to Fundación Museo de los Niños. In addition, on December 12, 2005, an agreement granting the right to use of the space designated for Museo de los Niños, Rosario, at no cost, was signed.

Donations for Fundación IRSA and Fundacion Museo de los Niños

During the fiscal years ended June 30, 2010, 2009 and 2008, we made donations to Fundación IRSA and Fundación Museo de los Niños for a total amount of Ps.2.6 million, Ps.4.0 million and Ps.4.8 million, respectively. Eduardo S. Elsztain is the chairman of Fundación IRSA and Fundación Museo de los Niños.

Purchase of our shares and convertible notes by Cresud

Eduardo S. Elsztain and Saúl Zang are, respectively, Chairman and Vice Chairman of our board of directors and are also shareholders of our company. They are also, respectively, chairman and vice-chairman of the board of directors of Cresud and are also shareholders of Cresud.

During November and December 2002, Cresud purchased US$49.7 million of our 8% convertible notes due 2007 and during July and November 2003, Cresud purchased an additional US$0.25 million of such convertible notes. Our convertible notes, which were offered on October 15, 2002 for 100.0 million units consisting of US$100.0 million of 8% convertible notes due 2007, were convertible at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder had the right to acquire an additional equal number of shares at the exercise price of the warrant.

Between June 2007 and November 2007, 12.0 million convertible notes were converted and 33.0 million warrants were exercised. After this exercise of warrants and conversion of convertible notes, Cresud had no outstanding warrants or convertible notes of our Company. As of November 30, 2007 Cresud owned 34.4% of our common shares and as of June 30, 2008 Cresud increased its participation in us to 38.4% of our common shares by acquisitions in the open market.

As of June 30, 2009, Cresud increased its participation in us to 55.6% of our common shares by acquisitions in the open market. As of June 30, 2010, Cresud’s ownership of us was 57.49%.

Headquarters Lease

Our headquarters are located at Bolívar 108, 1st floor, City of Buenos Aires. We lease this property from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, and from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and several of his relatives. A lease agreement was signed among us, Alto Palermo, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease establishes a term of 120 months and monthly rental payments of Ps.8,490. We, Alto Palermo and Cresud each pay one-third, or Ps.2.830, of such rent.

Office Space Lease

On November 1, 2008, we entered into a 36-month lease of the 22nd floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement relating to such floor and ten parking spaces. This lease expires October 31, 2011. We pay a monthly rent of US$23,234.

In June 2009, we entered into a lease of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement related to such floor and eight parking spaces. This lease expires August 31, 2011. We pay a monthly rent of US$7,745.

Legal Services

During the fiscal years ended June 30, 2010, 2009 and 2008 we paid the law firm Zang, Bergel & Viñes an aggregate amount of Ps.5.0 million, Ps.3.2 million and Ps.3.8 million, respectively, as payments for legal services. Our director, Saúl Zang, and our alternate director, Salvador D. Bergel, are partners of this law firm. Ernesto Manuel Viñes, a partner of the firm, is a member of the board of directors of our equity investee Banco Hipotecario.

Dolphin Fund

Since 1996, we have invested in Dolphin Fund Plc, an open-ended investment fund which is related to our director Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to our net (loss) gain on holding Dolphin Fund Plc. for fiscal years 2010, 2009 and 2008, respectively, were a Ps.3.2 million gain, a Ps.12.1 million loss and a Ps.38.6 million loss, respectively.

Loan agreements with members of the Senior Management of Banco Hipotecario

As of June 30, 2010, several members of the senior management of Banco Hipotecario had loans from Banco Hipotecario for a total amount of approximately Ps.1.3 million with an average interest rate of 13%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Agreement for the Exchange of Corporate Service between Alto Palermo and Cresud

Considering that each of our Company, Alto Palermo and Cresud have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, we, Cresud and Alto Palermo (hereinafter, the “Parties”) entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, and November 27, 2009.

The agreement for the exchange of corporate services among Alto Palermo, Cresud and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, management and control, systems and technology, insurance, errands running service, contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, internal audit, real estate, hotels and tourism and risks and processes.

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

Under said agreement the companies have entrusted to an external consultant the review and evaluation, on a semiannual basis, of the criteria applied in the corporate service settlement process and of the distribution bases and supporting documentation used in such process, through the issuance of a semiannual report.

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in Cresud’s equity interest in us. Our board of directors has deemed it convenient and advisable for this simplification to transfer the employment agreements of Alto Palermo’s and our corporate employees to Cresud. Effective January 1, 2010, the labor costs of those employees will be transferred to Cresud’s payroll, and they will render services to us and Alto Palermo, which services will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services entered into with Cresud and Alto Palermo.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with Cresud and Alto Palermo.

In spite of the above, the Company, Cresud and Alto Palermo continue to be independent as regards the execution of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement in the manner provided in FACPCE Technical Resolution No. 21. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Cedric Bridger is in charge of its operation and implementation, in his capacity as individual responsible person on behalf of our and member of the Audit Committee.

The Agreement for the exchange of Corporate Service was filed with the SEC in a report on Form 6-K dated July 1, 2004, and amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007, the Second Agreement for Shared Corporate Services was filed on Form 6-K dated August 19, 2008, the Third Agreement was filed on December 15, 2009 and the Addendum to Corporate Services Master Agreement, was filed on Form 6-K dated March 17, 2010.

See Exhibit 4.4 of this Annual Report and 27. II.e) to our Audited Consolidated Financial Statements contained elsewhere in this annual report.

Convertible Notes of Alto Palermo

At a noteholders’ meeting held on May 2, 2006, the holders of Alto Palermo’s Series I convertible notes unanimously approved an extension of the maturity date thereof to July 19, 2014, which had initially been scheduled to mature in July 2006.

On October 7, 2010, Alto Palermo reported that two holders of the Alto Palermo’s Convertible Notes exercised their conversion rights. Hence, Alto Palermo issued 477,544,197 common shares, of nominal value Ps. 0.1 each, and cancel 50 Convertible Notes for an amount of US$ 15.5 million.

As a result of the conversion, Alto Palermo’s capital stock increased from Ps.78.2 million to Ps. 126 million and the amount of outstanding shares of Alto Palermo increased from 782.1 million to 1.3 billion. After the conversion, the amount of Convertible Notes outstanding was US$ 31.8 million.

Purchase of Alto Palermo’s Series I Notes

During the fiscal year ended on June 30, 2009, we acquired US$39.6 million nominal value Series I fixed-rate Alto Palermo notes due June 2017 issued under Alto Palermo’s global note program. The average weighted price was US$0.4628, totaling US$18.3 million.

On October 12, 2010, we sold in the secondary market, treasury held Class I Notes of Alto Palermo, due 2017, for a nominal value of US$ 39.6 million.- As a result of such sale, we received a total income of US$ 38.1 million.

Purchase of Alto Palermo´s Series II Notes

During the fiscal year ended on June 30, 2009, we acquired US$15.1 million nominal value of Alto Palermo’s Series II fixed-rate Notes due June 2012 (Argentine Peso-Linked Note) issued under Alto Palermo’s global note program. The average weighted price was US$0.5447, totaling US$8.2 million.

Purchase of Shares in Alto Palermo

During fiscal year ended June 30, 2010 and as of the date of this annual report, we purchased 38,400 shares issued by Alto Palermo for an average price per share of US$ 0.1350 and for an aggregate amount of US$ 0.005 million. For more information see “Recent Developments” and “Significant Changes”.

On October 12, 2010, the Company reported that it had sold in the secondary market its Alto Palermo Class I Notes due 2017, for a nominal value of US$ 39.6 million. As a result of such sale, the Company received a total income of US$ 38.1 million.

Elsztain Managing Partners Limited

In March 2010, we entered into a master agreement (the “Master Agreement”) with Elsztain Managing Partners Limited, a limited liability company formed under the laws of the British Virgin Islands which serves as manager of Elsztain Realty Partners Master Fund LP (“Elsztain RP”), a limited partnership formed under the laws of Bermuda. The Master Agreement establishes guidelines that govern the relationship between us and Elsztain RP regarding investment opportunities that, due to the recent international financial crisis, have become available in the housing market in the United States, and is based on the understanding that such investment opportunities may exceed our economic and financial possibilities.

Pursuant to the Master Agreement, our board of directors will review each business opportunity that Elsztain RP or Elsztain Managing Partners Limited offers to us. Elsztain RP will offer each potential real estate transaction to us first, and will give us a reasonable period of time to analyze the transaction and choose one of the following alternatives: (i) participate in a percentage of the enterprise, (ii) participate jointly with Elsztain RP, (iii) participate with Elsztain RP and others or (iv) opt not to pursue the transaction, allowing Elsztain RP to proceed with the transaction. We will not be obligated under any circumstance to pay Elsztain RP any commission or fee including, without limitation, any payment, commission or fee for management or success. In some cases, we may receive commissions or fees for management or success, depending on the nature of the business opportunity.

The decisions of our board of directors relating to the participation in each business opportunity and payment of commissions or fees will be by majority of votes present. Mr. Eduardo Sergio Elsztain and other interested parties will abstain from participating in the deliberation and vote in accordance with Section 272 of the Argentine Corporations Law. The Master Agreement was reviewed and approved by our Audit Committee.

Sale of our Notes by Cresud.

On December 3, 2010, Cresud sold in the secondary market US$ 33.1 million of our 8.5% notes due 2017 at an average price of 100.09%.

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

Puerto Retiro

On November 18, 1997, in connection with our acquisition of our subsidiary Inversora Bolívar, we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Indarsa. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor. Puerto Retiro appealed the restraining order which was confirmed by the Court on December 14, 2000.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.6 million, as of June 30, 2010, would be lost. As of June 30, 2010, we had not established any reserve with respect of this contingency.

Llao Llao Holding

Llao Llao Holding S.A. purchased Hotel Llao Llao in November 1997, from the Argentine National Parks Administration. Llao Llao Holding S.A., the predecessor of Llao Llao Resorts S.A., was sued in 1997 by the National Parks Administration to collect the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$2.9 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$2.9 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March, 2004, Llao Llao Resorts S.A. paid an amount of Ps.9.2 million.

On June 30, 2004, the plaintiff filed a brief rejecting Llao Llao Resorts S. A. payment on the grounds that it was a partial payment and requesting the court to determine the term for the deposit of funds amounting to final payment of the total debt. The trial court pesified the outstanding amount of plaintiff’s ruling against Llao Llao Resorts S.A., as well as the unpaid fee of the plaintiff’s attorneys. The plaintiff appealed this decision. The court of appeals ruled in favor of the plaintiff maintaining the unpaid amounts were payable in U.S. Dollars. Llao Llao Resorts S.A. filed an appeal, which was rejected. Llao Llao Resorts S.A. subsequently filed with the National Supreme Court an additional appeal in response to the refusal to allow the appeal.

The plaintiff requested the court of original jurisdiction to initiate an incidental proceeding for the execution of the judgment. Llao Llao Resorts S.A. contested this settlement and requested to the plantiff to provide additional information in order to evaluate the amount of the settlement. Also Llao Llao Resorts S.A. requested that the execution be suspended until there is a final judgement in the appeal filed with the Supreme Court.

Llao Llao Resorts S.A.’s request was denied and on July 14, 2008, the court of appeals announced by means of a decree dated June 18, 2008, that it had confirmed the settlement approved by the court of original jurisdiction. On March 17, 2009, the National Supreme Court admitted the appeal against the decree and decided to suspend the enforcement of the judgment. On March 9, 2010, by means of an order dated February 28, 2010, the National Supreme Court announced the rejection of the extraordinary appeal.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps.10.2 million as of June 30, 2010, which as of the date of this annual report such payment was fullfiled.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos or AFIP filed a preliminary injunction with the Federal Court for Administrative Proceedings against Alto Palermo for an aggregate amount of Ps.3.7 million, plus an added amount, estimated at Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the plot of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center.We filed a new request for the Antitrust Authority’s opinion regarding our acquisition of Bank Boston Tower on August 30, 2007. On November 22, 2007, the Antitrust Authority issued an advisory opinion in which it established that we were in fact required to so notify it, and the competent court ratified such decision. On November 3, 2010, the transaction was filed with the Antitrust Authority.

After we sold the Reconquista 823/41 on April 27, 2009, we asked the Antitrust Authority if it was necessary to notify this operation. On August 14, 2009, the Antitrust Authority informed us that it was not necessary to report this sale.

After our acquisition of Bouchard 557, we asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised us that we were in fact required to notify it, and the competent court ratified such decision.

Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. On June 10, 2009, the Antitrust Authority authorized the acquisition of Bouchard 557. After we sold our 29.85% interest in Bouchard 557 to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial, we asked the Antitrust Authority if it was necessary to notify this operation. On July 4, 2008, the Antitrust Authority informed us that it was not necessary to report this sale.

On May 6, 2008, we filed with the Antitrust Authority a request for its opinion as to the need to notify it of our acquisition of Edificio República. On August 12, 2008, the Antitrust Authority advised us that we were in fact required to so notify it. We challenged this opinion in the local courts. On December 28, 2009, we were notified that our appeal had been rejected. As a consequence, on February 10, 2010 we notify the acquisition abovementioned. On November 3, 2010 the Antitrust Authority authorized the acquisition of Edificio Republica.On January 15, 2007 we were notified of two claims filed against us before the Antitrust Authority, one by a private individual and the other one by the licensee of a shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 we responded the claims. On June 26, 2007, the Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this annual report, the result of this proceeding has not been determined.

On November 20, 2009, subsequently to the sale of Edificio Costeros Building (Dock II) in the City of Buenos Aires, we requested to the Antitrust Authority its advisory opinion regarding whether we were obliged to notify such transaction or not. The Antitrust Authority advised that IRSA was in fact required to notify it, and IRSA challenged this opinion in the local courts.

On January 22, 2008, Alto Palermo requested to the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center. On July 1, 2010 Alto Palermo executed the final documents of the transaction and the received the possession of the property, Subsequently to the aforementioned, we made a new request to the Antitrust Authority; the Antitrust Authority decided to consolidate the new request with the previous file As the date of this filing, the Antitrust Authority has not reached a decision. On December 3, 2009, Alto Palermo filed a request for the Antitrust Authority’s opinion regarding Alto Palermo’s acquisition of shares of Arcos del Gourmet S.A. The Antitrust Authority advised the parties that the transaction has to be notified. On December 16, 2011 the transaction was filed with the Antitrust Authority.

On September 21, 2010, after Alto Palermo sold 80 % of its shares of Tarshop, Alto Palermo requested the Antitrust Authority’s clearance for such transfer.

We are involved in other litigation which derives from arising in the ordinary course of our business. We accrue liabilities when it it probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimates of the outcomes of these matters and the lawyers’ experience in contesting, litigating and settling similar matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on our future which we believe is not likely to have a material adverse effect on our financial conditions or results of operations and financial condition or liquidity.

For more information see Item 4 “Regulation and Government Supervision” and Item 3 “Risk Factors- Risk related to our Business- Our business is subject to extensive regulation and additional regulations may be imposed in the future”.

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

Our Dividend policy consist in the pro-rata distribution of an amount up to the highest of (a) 20% of the revenues from our “Offices and other Non-Shopping Center Rental Properties” segment as of June 30 each year, or (b) 20% of income as defined in our consolidated statements of income as of June 30 of each year. This policy requires that the Company must at all times comply with the covenants imposed by its financial obligations.

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

On July 20, 2010, we issued fixed-rate notes due 2020 for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually.

These Series II notes are subject to the same covenants as described for Series I notes due 2017.

The dividend policy consists in the distribution of an amount up to the highest of (a) twenty percent (20%) of the revenues of “Offices and Other Non-Shopping Centers Rental Properties” segment, defined in Segment information (Note 6 to the consolidated financial statements) as of June 30 of each year or (b) twenty percent (20%) of net income defined in the consolidated statements of income as of June 30 of each year. This policy requires that we must at all times comply with the covenants imposed by our financial obligations.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Amounts in Pesos are stated in historical Pesos of their respective payment date. See “Exchange Rates and Exchange Controls.”

Year declared	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in Pesos)
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—
2006	—	—	—
2007	—	—	—
2008	—	—	—
2009	0.055	—	0.055
2010	0.207	—	0.207

(1)	Corresponds to payments per common share.

B. Significant Changes.

Building located at 183 Madison Avenue, New York, NY.

On August 26, 2010, IRSA and other U.S. partners entered into a conditional purchase agreement to acquire a 18-story building located at 183 Madison Avenue, New York, NY, in one of Manhattan’s most prominent neighborhoods known as “Midtown South”. The building has approximately 22,893 square meters of leasable area and, as of September 30, 2010, its occupancy rate was approximately 72%.

On August 30, 2010, we transferred US$7.3 million to the seller as deposit for the execution of the purchase agreement.

On December 15, 2010 we reported that the acquisition transaction was closed through our subsidiary Rigby 183 LLC (“Rigby 183”), in which we have an 8% indirect interest through Real Estate Strategies (“RES”) and a 49% indirect interest through IMadison LLC. The purchase price paid by Rigby 183 was US$85.1 million, of which US$45.1 million was paid in cash and the balance of US$40.0 million was financed through seller’s financing. Rigby 183 has obtained an additional financing of U$S10.0 million from a third party, which has not been disbursed yet, in order to perform refurbishments and improvements on the building.

On December 17, 2010, we informed that we were negotiating the sale of the 8% interest in Rigby 183 held by RES.

Investment in Lipstick Building, New York, United States

On August 4, 2010, we transferred US$15.0 million into an escrow account in order to facilitate negotiations with our creditors. As a result of such negotiations, the parties involved reached an agreement in order to restructure our debt as follows: (i) mortgage debt would be reduced from US$210 million to US$130 million at a rate of Libor + 400 basis points, with a maximum rate of 6.25% and a maturity term of 7 years; (ii) junior debt of US$45.0 million (not including accrued interest) would be canceled by the payment of approximately US$ 2.25 million in cash, and (iii) we will keep two ground leases, on the same terms and conditions they were originally granted, for a remaining term of 66 years. This restructuring has been approved by both creditors and the court.

Payment of Cash Dividend

On November 19, 2010, we paid to our shareholders a cash dividend for the fiscal year ended June 30, 2010 of the sum of Ps.120 million equivalent to 20,796976237% of our outstanding capital.

Sale of Alto Palermo´s Notes

On October 12, 2010, we reported that we had sold in the secondary market, treasury held Class I Notes of Alto Palermo, due 2017, for a nominal value of US$ 39.6 million.- As a result of such sale, we received a total income of US$ 38.07 million.

Solares de Santa María, Ciudad de Buenos Aires, (formerly Santa María del Plata)

In early September 2010, we acquired (through E-Commerce Latina S.A.) 100% of the capital stock of Unicity S.A. for the sum of US$ 2.5 million. Unicity’s main assetis a 10% interest in the capital stock of Solares de Santa María S.A. , which acquisition was partially financed with funds we lend to Unicity S.A. On September 28, 2010 such debt’s outstanding balance of US$ 9.1 million was capitalized and we received 36,036,000 shares representing 88.61% of Unicity S.A.’s Capital Stock, being held by E-Commerce the remaining 11.39%.

Exercise of purchase option for acquiring Parque Arauco S.A.’s direct and indirect interest in Alto Palermo

On October 15, 2010, we executed our option to acquire Parque Arauco S.A.’s direct and indirect stake in Alto Palermo S.A. (APSA) (“Alto Palermo” or “APSA”). The purchase price was US$ 126.0 million, of which US$ 6 million was paid by the Company at the time the option was granted. According to the terms of the option granted on January 13, 2010, the dividends corresponding to the fiscal year ended on June 30, 2010 were deducted from the purchase price. As a consequence of this transaction, we increased our equity interest in Alto Palermo from 63.35% to 94.9% of its capital stock.

Investment in Hersha Hospitality Trust

On October 22, 2010, through REIG, a company indirectly controlled and managed by us, we acquired 2,952,625 ordinary shares of Hersha at a price of US$ 5.80 per share, totaling US$ 17.1 million. Following this acquisition, our interest in Hersha increased to 10.72% of Hersha’s outstanding capital.

Issue of Notes

On July 20, 2010, we issued US$ 150 million of our 11.5 % non-convertibles notes due 2020 under our Global Note Program for the issuance of notes in one or more series up to an aggregate principal amount of US$ 400 million . The issue price was 97.838% of the nominal value. For more , please see “Recent Developments” and “Significant Changes”.

Sofora Offer

During 2010 fiscal year, we participated, together with other bidders, in a tender process for acquiring the 50% interest held by Telecom Italia SpA. and Telecom Italia International N.V. (“Telecom Italia Group”) in Sofora Telecomunicaciones S.A. (“Sofora”) and a call option in respect of the remaining 50% in Sofora, the company that indirectly owns the majority common stock capital of Telecom Argentina. To such end, on June 4, 2010, we submitted a binding offer and a letter of credit for US$ 50.0 million to the Telecom Italia Group. As security for the reimbursement obligations under the referred letter of credit, a pledge was set up over approximately 11% of Hersha’s shares and approximately US$ 43.5 million of Alto Palermo´s Notes purchased by us.

In late July, 2010, Telecom Italia resolved not to continue with the sale of Telecom Argentina, and concluded the process. Therefore, the pledges set up as security for the above mentioned letter of credit were released.

Acquisition of TGLT Shares

On November 4, 2010, our subsidiary Alto Palermo acquired 5,214,662 registered non-endorsable common shares, of TGLT S.A. (“TGLT”) for a total consideration of Ps.47.1 million.

Sale of Beruti Plot to TGLT

On October 13, 2010, our subsidiary Alto Palermo entered into a sale and purchase agreement with TGLT in order to transfer a property located at 3351/3359 Beruti street, between Bulnes street and Coronel Diaz avenue in the City of Buenos Aires . In the aforementioned property, TGLT intends to build an apartment building with both residential and commercial parking spaces. The agreed price for this transaction was US$ 18.8 million. As a consideration for the transfer of the Property,TGLT has agreed to transfer to the Alto Palermo: (i) a number of residential units to be determined, representing 17.33% of the total square meters of residential units to be constructed in the building; (ii) a number of residential parking spaces to be determined, representing 15.82% of the total square meters of residential parking spaces to be constructed in the building; (iii) all of the commercial parking spaces to be constructed in the building; and (iv) the amount of US$ 10.7 million to be paid simultaneously with the signing of the deed of the property in favor of TGLT.

On October 29, 2010, TGLT S.A. completed the initial public offering of its shares on the Buenos Aires Stock Exchange, thus complying with the condition to which the operation was subject.

On November 5, 2010, TGLT advanced payment of US$ 10.7 million. On December 16, 2010, it was executed the title deed to the Beruti plot of land.

Alto Palermo´s early dividend

On October 7, 2010, Alto Palermo’s board of directors approved the payment of an early dividend in cash for an amount of Ps. 113 million of Ps. 0,08971042033 per share (Ps. 3,588416813 per ADR) and was paid in Argentina on October 15, 2010.

Conversion of Alto Palermo´s Convertible Notes

On October 7, 2010, Alto Palermo reported that two holders of the Alto Palermo’s Convertible Notes exercised their conversion rights. Hence, Alto Palermo issued 477,544,197 common shares, with nominal value of Ps. 0.1 each, and cancel Convertible Notes for an amount of US$ 15,472,432.

As a result of the conversion, Alto Palermo´s capital stock increased from Ps.78,206,421.4 to Ps. 125,960,841.1 and the amount of outstanding shares of Alto Palermo increased from Ps. 782,064,214 to Ps.1,259,608,411. On the other hand, the amount of Convertible Notes outstanding is US$ 31,755,502.

Purchase of Shares in Alto Palermo

During fiscal year ended June 30, 2010 and as of the date of this annual report, we purchased 38,400 shares issued by Alto Palermo for an average price per share of US$ 0.1350 and for an aggregate amount of US$ 0.005 million.

On October 12, 2010, the Company reported that it has sold in the secondary market, its Class I Notes of Alto Palermo, due 2017, for a nominal value of US$ 39.6 million.- As a result of such sale, the Company received a total income of US$ 38.1 million.-

It is important to clarify that as the Notes were issued pursuant to the Regulation S of the U.S. Securities Act, the transaction was made in accordance with the requirements specified in the above regulation.

Sale of Tarshop

On December 29, 2009 Alto Palermo and Banco Hipotecario signed an agreement to sell the 80% of Tarshop´s shares, the aforementioned was subject to the approval of the Banco Central de la República Argentina. On May 21, 2010, and as part of the above mentioned agreement, we and Tarshop entered into an agreement pursuant to which Tarshop sold us 50% of Metroshop’s capital stock.

On August 30, 2010, the Argentine Central Bank approved Alto Palermo’s sale of 80% of Tarshop’s capital stock to Banco Hipotecario As a result, on September 13, 2010, Alto Palermo transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. The total purchase price was US$ 26.8 million. Inmediately after the sale, Alto Palermo’s interest in Tarshop was 20 % of its capital stock.

Paraná Plot

On August 12, 2010 we executed the preliminary purchase agreement to acquire a plot of land in Paraná, Entre Ríos, through our subsidiary Alto Palermo. The purchase price was US$ 0.5 million, payable as follows: i) US$ 0.05 million was paid as advance payment on July 14, 2009; ii) US$ 0.1 million was paid upon execution of the preliminary agreement; and iii) US$ 0.35 million will be paid upon execution of the title deed of conveyance of property.

Coto Residential Project.

Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. We, through our subsidiary Alto Palermo and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby we acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which Alto Palermo would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to Alto Palermo an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to Alto Palermo a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to Alto Palermo US$ 88,815 and would proceed with the works in the parking lots that we would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which Alto Palermo notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and Alto Palermo totals US$ 5.9 million.

On December 17, 2010, Alto Palermo and CYRSA signed an instrument which rendered the abovementioned agreement ineffectual.

San Miguel de Tucumán Plot

On March 15, 2010we executed, through our subsidiary Alto Palermo, an offer to purchase, build and operate a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The transaction was subject to certain conditions precedent that were fulfilled on July 1, 2010 as a result of the execution of the final instrument for the partial transfer of business with INCSA.

Shopping Neuquén Project.

Alto Palermo´s subsidiary, Shopping Neuquén S.A.’s (“Shopping Neuquén”) sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where we intend to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, , the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center will be built. Such Agreement was subject to two conditions; both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and (ii) the approval by the Municipality of Neuquén of the new project and the extension of the environmental impact study.

On June 12, 2009, Shopping Neuquén and the Municipality of Neuquén agreed on a revised project to consider certain road access plans and modify general terms as necessary (the “New Agreement”). The revised plan was to be submitted within 90 days from the signing date of the New Agreement. Upon submission, the Municipality would have 30 days for comment. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally, Shopping Neuquén S.A. was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the committed works has started. Works would have to commence within 90 days as from the registration date of the new plan.

The construction of the shopping center and the hypermarket will have to be completed within 22 months as from commencement of the works. The Municipality has the right to revoke the New Agreement and initiate actions in case of breach of contract by Shopping Neuquén.

Shopping Neuquén filed the work plans for the first stage of the project (which includes the construction of the shopping center and hypermarket), obtained the consents required for commencing works, and on July 5, 2010, it started the works committed.

The first stage of the project must be completed within 22 months as from the date of commencement of works. In case of default of the conditions set forth in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and take such actions as deemed necessary in such regard, including, inter alia, request reimbursement of the parcels of Shopping Neuquén S.A. sold by the Municipality of Neuquén.

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued from the trial styled “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: Administrative Procedural Action” lodged at the High Court of Justice of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such resolution is not firm and Shopping Neuquén is currently evaluating the procedural recourse to be filed.

Acquisition of “Soleil Factory” Shopping Center’s.

On July 1, 2010, APSA and INC S.A. (“INCSA”), an unrelated party, executed the final instrument for the partial transfer of the business of the commercial center known as “Soleil Factory”, becoming operational on such date. The business mainly includes a building, other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters.

The transaction was filed with the Argentine Antitrust Authority, which has not rendered a decision yet.

Torres Rosario Project, City of Rosario, Province of Santa Fe.

Alto Palermo owns a block of land of approximately 50,000 square meters divided into 8 smaller plots in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2010, two of the plots had been bartered (plots 2-G and 2-H). During fiscal year 2010 Alto Palermo sold the lots designated as 2 A and 2 E.

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504 sqm (which represent 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (which represent 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, Alto Palermo executed with Condominios del Alto S.A. a supplementary deed that specifically determines the units involved in the barter that should be transferred to us and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May, 2010. The degree of completion in parcel 2-G is 100% and the execution of its deeds of sale is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (which represent 22% of the total building to be constructed in this parcel) and 47 parking spaces (which represent 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 45% and the works are expected to conclude during the first half of 2011.

During fiscal year 2010, Alto Palermo sold the lots designated as 2-A and 2-E. For more information, please see “Significant acquisitions, dispositions and development of businesses”.

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

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2002 through December 17, 2009. The table also shows the high and low daily closing prices of our GDSs in U.S. dollars and the quarterly trading volume of our GDSs on the NYSE for the first quarter of 2002 through December 15, 2010. Each GDS represents ten common shares.

	Buenos Aires Stock Exchange			NYSE
	Share Volume	Ps. per Share		GDS Volume	US$ per GDS
		High	Low		High	Low
2006
1st Quarter	3,229,234	4.13	3.35	11,372,300	13.35	10.80
2nd Quarter	11,204,101	4.20	3.35	13,396,000	13.96	10.74
3rd Quarter	5,154,760	3.96	3.26	8,678,100	12.86	10.60
4th Quarter	3,619,656	5.20	4.00	15,941,800	16.98	12.90
Annual	23,207,751	5.20	3.26		16.98	10.60

2007
1st Quarter	3,403,858	5.90	4.84	10,414,573	19.13	15.75
2nd Quarter	11,349,045	6.60	5.70	12,487,722	21.52	18.50
3rd Quarter	8,409,557	6.45	4.68	12,302,000	20.84	14.45
4th Quarter	11,105,417	6.60	5.70	12,073,872	21.52	18.5
Annual	34,267,877	6.60	4.68	47,278,167	21.52	14.45

2008
1st Quarter	8,223,304	6.45	4.68	12,236,600	20.84	14.45
2nd Quarter	7,824,963	5.75	4.60	11,040,908	18.05	14.43
3rd Quarter	14,655,868	4.65	3.98	12,673,507	14.31	12.54
4th Quarter	4,415,141	4.78	3.62	13,062,516	15.10	11.19
Annual	35,119,276	6.45	3.62	49,013,531	20.84	11.19

2009
1st Quarter	3,762,169	3.57	2.26	8,494,740	12.00	7.27
2nd Quarter	10,154,077	2.25	1.15	11,729,450	7.11	3.08
3rd Quarter	2,806,623	1.50	1.10	2,515,185	4.53	3.01
4th Quarter	4,308,241	1.95	1.40	3,352,171	5.00	3.54
Annual	21,031,110	3.57	1.10	26,091,546	12.00	3.01

2010
1st Quarter	4,860,106	3.15	1.87	4,150,441	8.3	4.75
2nd Quarter	4,233,548	3.75	2.89	3,108,017	9.87	7.85
3rd Quarter	2,946,428	4.24	3.4	2,564,299	10.83	9.05
4th Quarter	3,799,325	5.23	4.18	4,055,650	13.23	10.22
Annual	15,839,407	5.23	1.87	13,878,407	13.23	4.75
June 2010	876,780	4.43	4.18	687,469	11.03	10.22
July 2010	905,600	4.38	4.12	1,053,446	11	10.41
August 2010	2,677,423	5.13	4.35	1,121,466	13.05	11
September 2010	1,697,850	5.8	5.05	1,041,942	14.79	12.9
October 2010	1,060,459	5.93	5.52	1,865,394	15.32	13.92
November 2010	3,656,553	6.97	6.04	3,044,187	17.56	15.23
December 2010 (through December 15, 2010)	757,100	6.54	6.29	1,062,927	16.42	15.76
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

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of June 30,
	2009	2010
Market capitalization (Ps.billion)	1,751.13	1,607.88
Average daily trading volume (Ps.million)	39.97	45.59
Number of listed companies	110	105

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2010, approximately 105 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2010, approximately 7,50% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 34% increase in 2006, a 2.93% increase in 2007, a 0.59% increase in 2008, 102,98 % increase in 2009 and a 8,36 % decrease for the six month period ended June 30, 2010. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

At our shareholders meeting held on October 29, 2010, the shareholders approved an aggregate compensation of Ps. 27.8 million for all of our directors for the fiscal year ended June 30, 2010.

The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2010 was Ps.9.6 million.

The shareholders meeting held on October 29, 2010, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

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

E. Taxation

United States Taxation

The following summary describes certain United States federal income tax consequences of the ownership of common shares and GDSs by U.S. Holders (as defined below) as of the date hereof. Except where noted, it deals only with U.S. Holders that hold common shares or GDSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to U.S. Holders that are subject to special treatment under the United States federal income tax laws, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investments trusts, tax-exempt entities, insurance companies, traders in securities that elect to use the mark-to-market method of accounting for their securities, persons holding common shares or GDSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning (or being deemed to own) 10% or more of our voting stock, persons liable for alternative minimum tax, investors in pass-through entities or persons whose “functional currency” is not the U.S. dollar.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares or GDSs that is for United States federal income tax purposes:

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

With respect to United States non-corporate investors, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or GDSs backed by such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our GDSs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that do not underlie GDSs currently meet the conditions required for these reduced tax rates. Furthermore, there can be no assurance that our GDSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Subject to certain complex conditions and limitations, Argentinean withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or GDSs will be treated as income from sources outside the United States and will generally constitute passive category income. If you do not elect to claim a credit for any foreign taxes paid during a taxable year, you may instead claim a deduction in respect of such foreign taxes. Further, in certain circumstances, if you have held our common shares or GDSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our common shares or GDSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Argentinean withholding taxes, if any) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or GDSs, and thereafter as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of our common shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income taxes.

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2010, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our common shares or GDSs in any year in which we are classified as a PFIC.

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

If you make an effective mark-to-market election, you will include in ordinary income each year that we are a PFIC the excess of the fair market value of our common shares or GDSs at the end of the year over your adjusted tax basis in our common shares or GDSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in our common shares or GDSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the common shares or GDSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the common shares or GDSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or GDSs and the proceeds from the sale, exchange or redemption of our common shares or GDSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient . A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

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

Our shareholders approved the absorption of personal asset tax by the Company for the years 2002 to 2010. There can be no assurance that in the future this tax will be absorbed by the Company.

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

Stamp Tax

The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction; therefore, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or GDSs, executed in those jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of shares which public offering is authorized by CNV is exempt from this tax.Tax on Credits and Debits in Bank Accounts

This tax is levied upon debits and credits in bank accounts and upon other transactions which, due to their special nature and characteristics, are similar or could be used in substitution for a checking account, such as payments on behalf of or in the name of third parties, procedures for the collection of securities or documents, drafts and transfers of funds made by any means, when these transactions are performed by local banks.

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

Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. Notwithstanding the foregoing, Law No. 14.044 of Buenos Aires Province, issued on September 23, 2009 and published in the Official Gazette on October 16, 2009, imposes an estate and gift tax on a legatee or donee domiciled in Buenos Aires Province or over rights and goods located in this jurisdiction. This tax is applicable since January 1, 2010 and has not been regulated by any fiscal authority yet.

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

As of June 30, 2010 we had current investments of Ps.259.2 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

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

Our Indebtedness

As of June 30, 2010

Expected contractual maturity date (5)

	FY2011	FY2012	FY2013	FY2014	FY2015	Thereafter	Total	Fair Value (6)	Average Interest Rate
	(U.S.$ Equivalent in millions)

Fixed rate debt (US$):
Principal payment and accrued interest (1)	5.19					150.01	155.20	145.46	8.5%
Principal payment and accrued interest (2)	12.16	6.72	6.72				25.59	25.59	11.6%
Floating rate debt (Pesos)(3):
Principal payment (4)	89.49						89.49	89.49	11.30%

(1)	Corresponds to the notes due 2017.
(2)	Dollar-denominated bank loan.
(3)	Pesos-denominated loans were converted to Dollars at an exchange rate of Ps.3.931 per U.S. Dollar.
(4)	Corresponds to short term bank loans.
(5)	Seller financing not included.
(6)	Includes accrued interest.

APSA’s Indebtedness

As of June 30, 2010

Expected contractual maturity date (10)

Significant liabilities	FY2011	FY2012	FY2013	FY2014	FY2015	Thereafter	Total	Fair Value (9)	Average Interest Rate
	(U.S.$ Equivalent in millions) (8)

Fixed rate debt (US$) :
Principal payment and accrued interest(2)	2.1			47.2			49.3	321.0	10%
Principal payment and accrued interest(3)(8)	1.3					120.0	121.3	110.5	7.88%
Principal payment and accrued interest (4)	6.6						6.6	6.6	6.75%
Principal payment and accrued interest(5)	0.03						0.03	0.03
Fixed rate debt (Ps.)(1):
Principal payment and accrued interest(6)(8)	11.4	11.2					22.6	20.3	11%
Variable rate debt (Ps.)(1):
Principal payment and accrued interest(7)	14.4						14.4	14.4	12.75%
Principal payment and accrued interest (5)	12.4						12.4	12.4

(1)	Pesos-denominated loans were converted to Dollars at an exchange rate of Ps.3.931 per U.S. Dollar.
(2)	Corresponds to convertible notes.
(3)	Corresponds to the series I notes due 2017. Debt issuance cost not included.
(4)	Corresponds to the series IV notes due 2011.
(5)	Corresponds to short term bank loans.
(6)	Corresponds to the series II notes due 2012.
(7)	Corresponds to the series III notes due 2011.

(8)	Repurchased notes have not been deducted.
(9)	Includes accrued interest.
(10)	Seller financing not included.

Sensitivity to Exchange Rates and Interest rates

As of the date of annual report, we have floating rate debt and an increase of 1 % in the general interest rate level would imply an increase of Ps.3.52 million in our interest expense. In addition, an increase of 1% in the general interest rate level would imply an increase of Ps.0.57 million in Alto Palermo’s interest expense from short term floating debt and an increase of Ps.0.49 million in Alto Palermo’s interest expense from its floating rate notes.

On the other hand, as of the date of this annual report our outstanding indebtedness represented by our notes due 2017 accrues interest at a fixed rate of 8.5% per year. As of June 30, 2010, the fair market value in Pesos equivalent of these notes was Ps.571.8 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 4.4% in its fair market value. In addition, Alto Palermo’s Series I fair market value tends to drop 4.7% and Series II 0.7% per 100 Bps of increase in interest rate levels.

Besides, a change of 1% in Ps. / US$ exchange rate would imply a Ps.5.9 million change in the Peso equivalent of our debt face value and would increase our interest expenses in Ps.0.5 million annually. In addition, a change of 1% in Ps. / US$ exchange rate would imply a Ps.4.7 million change in the Peso equivalent of Alto Palermo’s debt face value and would increase its interest expense in Ps.0.4 million annually.

We are also exposed to changes in interest rates as a result of Tarshop´s retained interests in securitized credit receivables, whose fair value depends, among other factors, on the TDFs interest rate. Under securitization programs, TDFs pay the variable interest rate published by the Argentine Central Bank, known as “BADLAR”, plus a fixed rate spread. This spread level is set according to the general market conditions at the time of issuance.

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

A. Debt Secuirities

This item is not applicable

B. Warrants and Rights

This item is not applicable

C. Other Securities

This item is not applicable

D. American Depositary Shares

The Bank of New York Mellon, as depositary for the GDSs (the “Depositary”) collects its fees for delivery directly from investors depositing shares or surrendering GDSs for the purpose of withdrawal. The depositary also collects taxes and governmental charges from the holders of GDSs. The depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

The Depositary has agreed to reimburse or pay on behalf of the Company, certain reasonable expenses related to our GDS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2010 for an amount of US$ 240,750.

The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from GDSs holders.

The Company agrees to pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present its statement for such charges and expenses to the Company once every three months. The charges and expenses of the custodian are for the sole account of the Depositary.

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Issuer or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in this deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$5.00 or less per 100 Global Depositary Shares (or portion), (6) a fee of US$0.02 or less per Global Depositary Share (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee not in excess of US$1.50 per certificate for receipt for transfers made pursuant to the deposit agreement.

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

•

100% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 4.0 to 1.100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due 2017, (b) issuance and sale subsequent to the issuance of our notes due 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock, or (c) any reduction in our indebtedness or any restricted subsidiary, (d) any reduction in debt investment (other than permitted investments) and return on assets, or (e) any distribution received from non-restricted subsidiaries.

On July 20, 2010, we issued fixed-rate notes due in 2020 for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

These Series II notes are subject to the same covenants as described for Series I notes due 2017.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15.	Controls and Procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2010. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2010.

B. Management´s Annual Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2010, our internal control over the financial reporting was effective.

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

Since November 3, 2008 the member of the Audit Committee are Cedric Bridger, Ricardo Liberman and Mario Blejer, all of them as independent members. Cedric Bridger is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10 (A) -3(B) (1).

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

C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2010 and June 30, 2009, we were billed a total amount of Ps. 3.4 million and Ps. 4.8 million respectively, for professional services rendered by our principal accountants for the audit of our annual consolidated financial statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2010 and June 30, 2009, we were billed a total amount of Ps.0.03 and Ps. nil million respectively, for professional services rendered by our principal accountants mainly related to the issuance of covenants certificates and other certifications.

Tax Fees

During the fiscal years ended June 30, 2010 and June 30, 2009, we were billed a total amount of Ps.nil million and Ps.0.1 million, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning.

All Other Fees

During fiscal year ended June 30, 2010 and June 30, 2009 we were billed for professional services rendered by our principal accountants, including fees mainly related to special assignments and courses, a total amount of Ps. 0.3 million and Ps. nil million, respectively.

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

•

Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual northpossible conflicts of interests, related party transactions, compliance with the legal framework and information transparency;

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

Section 303A.05(a) Listed companies shall have a “Compensation Committee” comprised entirely of independent directors.	Neither Argentine law nor IRSA’s by-laws require the formation of a “Compensation Committee.” Under Argentine law, if the compensation of the members of the board of directors and the supervisory committee is not established in the by-laws of a company, it should be determined at the shareholders meeting.

Section 303A.05(b). The “Compensation Committee” shall have a written charter addressing the committee’s purpose and certain minimum responsibilities as set forth in Section 303A.05(b)(i) and (ii).	Neither Argentine law nor IRSA’s by-laws require the formation of a “Compensation Committee.”

NYSE Standards for US companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices

Section 303A.06 Listed companies must have an “Audit Committee” that satisfies the requirements of Rule 10 A-3 under the 1934 Exchange Act (the “Exchange Act”). Foreign private issuers must satisfy the requirements of Rule 10 A-3 under the Exchange Act as of July 31, 2005.	Pursuant to Decree No. 677/01 and Comisión Nacional de Valores Standards, as from May 27, 2004 IRSA has appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

Section 303A.07(a) The Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.	In accordance with Argentine law, a public Company must have an Audit Committee with a minimum of three members of the board of directors, the majority of which shall be independent pursuant to the criteria established by the Comisión Nacional de Valores. There is no requirement related to the financial expertise of the members of the Audit Committee. However, our Audit Committee has a financial expert. The committee creates its own written internal code that addresses among others: (i) its purpose; (ii) an annual performance evaluation of the committee; and (iii) its duties and responsibilities.

PART III

ITEM 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-197

Index to Financial Statements (see page F-1).

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

2.1****	Indenture dated February 2, 2007, between the Company as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Río de la Plata S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

2.2	Indenture dated July 20, 2010, between the Company as issuer, the Bank of New York Mellon as trustee, Co-registrar, Principal Agent and Transfer Agent and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 400,000,000 Global Note Program for Notes due no less than 30 days from the date of original issue.

4.1**	Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated June 30, 2007.

4.2****	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated August 23, 2007.

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated March 12, 2010.

8.1	List of Subsidiaries.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-3 (File No. 333-7984) filed with the SEC on November 18, 1997.

**	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on July 6, 2004.
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2008.
******	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

/S/ EDUARDO S. ELSZTAIN
Eduardo S. Elsztain
Chief Executive Officer

Date: December 30, 2010.

Page
IRSA Inversiones y Representaciones Sociedad Anónima

Report of Independent Registered Public Accounting Firm	F – 2

Consolidated Balance Sheets as of June 30, 2010 and 2009	F – 4

Consolidated Statements of Income for the years ended June 30, 2010, 2009 and 2008	F – 5

Consolidated Statements of Changes in Shareholders’ Equity for the years ended June 30, 2010, 2009 and 2008	F – 6

Consolidated Statements of Cash Flows for the years ended June 30, 2010, 2009 and 2008	F – 7

Notes to the Consolidated Financial Statements	F – 9

Page
Banco Hipotecario S.A.

Report of Independent Registered Public Accounting Firm	F – 124

Consolidated Balance Sheets as of June 30, 2010 and 2009	F – 125

Consolidated Statements of Income for the years ended June 30, 2010, 2009 and 2008	F – 127

Consolidated Statements of Changes in Shareholders’ Equity for the years ended June 30, 2010, 2009 and 2008	F – 129

Consolidated Statements of Cash Flows for the years ended June 30, 2010, 2009 and 2008	F – 130

Notes to the Consolidated Financial Statements	F – 131

Page
Metropolitan 885 Third Avenue LLC

Report of Independent Registered Public Accounting Firm	F – 181

Consolidated Balance Sheets as of June 30, 2010 and 2009	F – 182

Consolidated Statement of Operations for the twelve months ended June 30, 2010 and 2009	F – 183

Consolidated Statement of Changes in Members’ Capital (Deficit) for the twelve months ended June 30, 2010 and 2009	F – 184

Consolidated Statement of Cash Flows for the twelve months ended June 30, 2010 and 2009	F – 185

Notes to the Consolidated Financial Statements	F – 186

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (“the Company”) at June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PRICE WATERHOUSE & CO. S.R.L.

By	/S/ NORBERTO FABIÁN MONTERO	(Partner)
Norberto Fabián Montero

Buenos Aires, Argentina

December 30, 2010

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2010 and 2009

(Amounts in thousands, except share data and as otherwise indicated)

	2010		2009
ASSETS
Current Assets
Cash and banks (Note 4.a.)	Ps.	71,175	Ps.	66,562
Investments (Note 4.b.)		259,168		335,234
Accounts receivable, net (Note 4.c.)		359,529		263,471
Other receivables and prepaid expenses (Note 4.d)		240,891		201,703
Inventories (Note 4.e.)		259,569		24,899

Total current assets		1,190,332		891,869

Non-Current Assets
Accounts receivable, net (Note 4.c.)		42,123		6,626
Other receivables and prepaid expenses (Note 4.d.)		187,182		196,766
Inventories (Note 4.e.)		55,088		164,933
Investments (Note 4.b.)		1,480,805		1,001,654
Fixed assets, net (Note 28.a.)		2,692,637		2,720,506
Intangible assets, net (Note 28.b.)		54,397		18,559

Subtotal non-current assets		4,512,232		4,109,044

Negative goodwill, net (Note 4.f.)		(69,123)		(64,926)

Total non-current assets		4,443,109		4,044,118

Total assets	Ps.	5,633,441	Ps.	4,935,987

LIABILITIES
Current Liabilities
Trade accounts payable (Note 4.g.)	Ps.	315,614	Ps.	229,542
Mortgages payable (Note 28.e.)		—		1,930
Advances from customers (Note 4.h.)		210,102		96,843
Short-term debt (Note 4.j.)		609,190		349,243
Salaries and social security payable (Note 4.i.)		37,375		35,863
Taxes payable (Note 4.k.)		101,111		147,883
Other liabilities (Note 4.l.)		65,338		110,992
Provisions		2,890		2,594

Total current liabilities		1,341,620		974,890

Non-Current Liabilities
Trade accounts payable (Note 4.g.)		23,368		67,300
Advances from customers (Note 4.h.)		90,370		150,357
Long-term debt (Note 4.j.)		1,031,528		1,044,725
Taxes payable (Note 4.k.)		110,441		61,254
Other liabilities (Note 4.l.)		62,021		71,881
Provisions		7,940		5,537

Total non-current liabilities		1,325,668		1,401,054

Total liabilities		2,667,288		2,375,944

Minority interest		563,107		464,381

SHAREHOLDERS’ EQUITY		2,403,046		2,095,662

Total liabilities and shareholders’ equity	Ps.	5,633,441	Ps.	4,935,987

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

	2010		2009		2008

Revenues	Ps.	1,323,326	Ps.	1,220,584	Ps.	1,084,242
Costs (Note 28.d.)		(475,295)		(508,506)		(464,223)

Gross profit		848,031		712,078		620,019

Selling expenses (Note 28.f)		(185,401)		(236,201)		(247,297)
Administrative expenses (Note 28.f)		(195,291)		(147,329)		(122,121)

Subtotal		(380,692)		(383,530)		(369,418)

Gain from recognition of inventories at net realizable value		33,831		12,056		2,832
Net income (loss) from retained interest in securitized receivables		37,470		(46,012)		(1,261)
Gain from operations and holdings of real estate assets, net (Note 7)		1,091		1,124		2,670

Operating income (Note 6)		539,731		295,716		254,842

Amortization of negative goodwill, net		1,641		1,602		1,638
Financial results, net (Note 8)		(165,096)		(136,381)		(76,742)
Gain (loss) on equity investees		160,416		61,542		(13,209)
Other expenses, net (Note 9)		(10,311)		(8,855)		(5,642)

Income before taxes and minority interest		526,381		213,624		160,887

Income tax and MPIT		(148,427)		(80,334)		(78,112)
Minority interest		(43,453)		25,345		(27,900)

Net income (Note 6)	Ps.	334,501	Ps.	158,635	Ps.	54,875

Earnings per share (Note 17):

Basic net income per share	Ps.	0.58	Ps.	0.27	Ps.	0.10

Diluted net income per share	Ps.	0.58	Ps.	0.27	Ps.	0.10

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders’ contributions								Retained earning
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.c.)		Voluntary reserve for general purposes (Note 5.d)		Reserve for new developments (note 5.d.)		Retained earnings		Cumulative translation adjustment (Note 2.f.)		Shareholders’ Equity
Balances as of June 30, 2007	Ps.	464,969	Ps.	274,387	Ps.	684,241	Ps.	1,423,597	Ps.	24,276	Ps.	—	Ps.	91,744	Ps.	107,097	Ps.	—	Ps.	1,646,714

Conversion of debt into common shares		34,582		—		24,591		59,173		—		—		—		—		—		59,173
Exercise of warrants		79,125		—		84,291		163,416		—		—		—		—		—		163,416
Appropriation of retained earnings approved by shareholders meeting held October 10, 2007		—		—		—		—		5,355		—		101,742		(107,097)		—		—
Net income for the year		—		—		—		—		—		—		—		54,875		—		54,875

Balances as of June 30, 2008	Ps.	578,676		274,387	Ps.	793,123	Ps.	1,646,186	Ps.	29,631	Ps.	—	Ps.	193,486	Ps.	54,875	Ps.	—	Ps.	1,924,178

Appropriation of retained earnings approved by shareholders meeting held October 31, 2008		—		—		—		—		2,743		52,132		—		(54,875)		—		—
Cumulative translation adjustment		—		—		—		—		—		—		—		—		12,849		12,849
Net income for the year		—		—		—		—		—		—		—		158,635		—		158,635

Balances as of June 30, 2009	Ps.	578,676	Ps.	274,387	Ps.	793,123	Ps.	1,646,186	Ps.	32,374	Ps.	52,132	Ps.	193,486	Ps.	158,635	Ps.	12,849	Ps.	2,095,662

Cash dividends approved by shareholders meeting held October 29, 2009		—		—		—		—		—		—		—		(31,727)		—		(31,727)
Cumulative translation adjustment		—		—		—		—		—		—		—		—		4,610		4,610
Appropriation of retained earnings approved by shareholders meeting held October 29, 2009		—		—		—		—		7,932		—		—		(7,932)		—		—
Net income for the year		—		—		—		—		—		—		—		334,501		—		334,501

Balances as of June 30, 2010	Ps.	578,676	Ps.	274,387	Ps.	793,123	Ps.	1,646,186	Ps.	40,306	Ps.	52,132	Ps.	193,486	Ps.	453,477	Ps.	17,459		2,403,046

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

	2010		2009		2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	334,501	Ps.	158,635	Ps.	54,875
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and MPIT		148,427		80,334		78,112
Depreciation and amortization		161,622		134,972		115,207
Minority interest		43,453		(25,345)		27,900
Allowances and other provisions		69,358		113,754		91,403
(Gain) loss on equity investees		(160,416)		(61,542)		13,209
Gain from operations and holdings of real estate assets, net		(1,091)		(1,124)		(2,670)
Financial results, net		(2,219)		104,495		9,628
Gain from recognition of inventories at net realizable value		(33,831)		(12,056)		(2,832)
Amortization of negative goodwill, net		(1,641)		(1,602)		(1,638)
Gain from sale of inventories		—		(2,867)		(14,541)
Gain from sale of undeveloped plot of land		(23,687)		—		—
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable, net		(108,890)		(122,571)		(121,069)
Increase in other receivables and prepaid expenses		(40,810)		(133,674)		(51,089)
(Increase) decrease in inventories		(28,807)		74,872		129,729
Increase in intangible assets, net		(2,316)		(11,999)		(1,619)
Increase (decrease) in trade accounts payable		24,684		(38,571)		40,755
(Decrease) increase in advances from customers, salaries and social security payable and taxes payable		(120,202)		86,148		(30,408)
(Decrease) increase in other liabilities		(15,928)		(27,541)		1,489
(Decrease) increase in accrued interest		(2,264)		(3,441)		7,613

Net cash provided by operating activities		239,943		310,877		344,054

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in investments		157		(11,584)		(24,121)
Acquisition of businesses and assets net of cash acquired (i)		(8,316)		—		(419,020)
Payment for acquisition of Tarshop’s minority interest		(1,574)		—		—
Acquisition of undeveloped parcels of land		(11,930)		(9,836)		(17,225)
Acquisitions and improvements of fixed assets		(156,530)		(272,297)		(332,454)
Increase in equity investees and other investments		(253,167)		(157,613)		(23,892)
Advance payments for the acquisition of shares		(23,735)		—		(683)
Loans granted to related parties		(30,147)		(3,711)		—
Cash collected from insurance claims		—		—		4,677
Advance received from sale of interest in Tarshop		19,951		—		—
Collection of dividends		3,904		—		—
Collection from sale of undeveloped parcels of land		11,023		—		—
Payment for non compete agreement with the former minority shareholder of tarshop		(5,615)		—		—

Net cash used in investing activities		(455,979)		(455,041)		(812,718)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term and long-term debt		371,305		180,834		183,485
Seller Financing		(50,024)		(31,384)		(12,508)
Payments of short-term and long term debt		(219,240)		(124,893)		(36,442)
Exercise of warrants		—		—		163,416
Dividends paid		(31,727)		—		—
Dividends paid by subsidiaries to minority shareholders		(23,658)		(23,541)		(24,332)
Decrease in mortgages payable		(1,930)		(2,527)		(18,425)
Re purchase of debt		(12,000)		(105,425)		(138,583)
Cash from minority shareholders’ capital contributions to subsidiaries		46,220		48,038		32,534
Proceeds from issuance of Negotiable Obligations, net of expenses		79,782		—		—
Proceeds from issuance of short-term negotiable values		22,720		—		—

Net cash provided by (used in) financing activities		181,448		(58,898)		149,145

Net decrease in cash and cash equivalents		(34,588)		(203,062)		(319,519)
Cash and cash equivalents as of the beginning of the year		185,942		389,004		708,523

Cash and cash equivalents as of the end of the year	Ps.	151,354	Ps.	185,942	Ps.	389,004

(i)	For 2008, includes 228.3 million for the acquisition of the Republica Building (Assets acquisition). See note 2.g.C.10.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

	2010		2009		2008
Supplemental cash flow information:
Cash paid during the year for:
Interest paid	Ps.	136,515	Ps.	131,742	Ps.	125,063
Income tax paid		34,310		55,566		63,743

Non-cash investing and financing activities:
Capitalization of financial costs in fixed assets	Ps.	5,331	Ps.	86,452	Ps.	10,545
Increase in inventory through a decrease in fixed assets, net		43,984		78,870		—
Increase in non-current investments through an increase in other liabilities		13,209		78,788		—
Increase in fixed assets net through an increase in accounts payable		4,996		42,116		1,069
Liquidation of interest in credit card receivables		8,646		30,849		56,576
Increase (decrease) in advances from customers through an increase (decrease) in inventories		3,310		(26,883)		—
Decrease in current investments through an increase in other receivables and prepaid expenses		8,402		24,541		—
Cumulative translation adjustments		4,610		12,849		—
Increase in undeveloped parcels of land through an increase in long-term debt		—		8,609		—
Increase in negative goodwill, net through a decrease in minority interest		—		7,410		—
Capitalization of financial costs in inventories		1,932		7,087		—
Decrease (increase) in trade accounts payable through a decrease (increase) in undeveloped parcels of land		—		5,445		(5,445)
Decrease in undeveloped parcels of land through an increase in inventories		15,989		5,406		9,223
Increase in current investments through an increase in other liabilities		—		2,739		—
Increase in intangible assets, net through a decrease in non-current investment		—		1,137		—
Decrease in fixed assets through an increase in other investments		—		—		49,872
Transfer of inventories to current investment		—		—		705
Increase in non-current investment through an increase in short and long-term debt		—		—		23,212
Conversion of debt into common shares		—		—		59,174
Repurchase of debts		—		—		9,090
Increase in long-term investment through a decrease in other receivables		—		—		3,995
Increase in minority interest through a decrease in short and long-term debt		1,310		—		—
Increase in minority interest through a decrease in other liabilities		14,512		—		—
Decrease in undeveloped parcels of land through an increase in other receivables		6,359		—		—
Increase in intangible assets, net through an increase in other liabilities		7,545		—		—
Increase in undeveloped parcels of land through an increase in accounts receivable, net		26,342		—		—

	2010		2009		2008
Acquisitions of businesses and net assets:
Cash and cash equivalents	Ps.	13	Ps.	—	Ps.	—
Fair market value of non-cash assets acquired		33,869		—		417,377
Fair market value of liabilities assumed		(8,126)		—		(13,028)

Net assets acquired		25,756		—		404,349
Minority interest		(897)		—		20,049
Goodwill (negative goodwill)		506		—		3,712
Seller financing		(14,782)		—		(9,090)

Purchase price		10,583		—		419,020
Less: cash and cash equivalents acquired		(13)		—		—
Advance payments		(2,254)		—		—

Net cash paid for the acquisition	Ps.	8,316	Ps.	—	Ps.	419,020

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008

(Amounts in thousands, except share data and as otherwise indicated)

1. Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), is a real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries and joint ventures (IRSA and subsidiaries are collectively referred hereinafter as the “The Company”), is primarily involved in (i) the acquisition and development of residential properties primarily for sale and the acquisition of undeveloped land reserves either for future development or sale, (ii) the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, (iii) the acquisition, development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the origination of consumer loans and credit card receivables and securitization activities and (vi) other non-core activities. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2. Preparation of financial statements

a. Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as adopted by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). In addition, the Company complies with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina. Argentine GAAP and the regulations of the CNV, as applicable, differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 27 to these Consolidated Financial Statements.

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

b. Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Investments in joint ventures in which the Company exercises joint control are accounted for under the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated in consolidation.

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

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

b. Basis of consolidation (continued)

The following table shows a description of the subsidiaries over which the Company has effective control or joint control, with their respective percentage of capital stock owned. Indirect interests in subsidiaries are not shown. Interests have been rounded and do not consider the effect of the potential conversion of irrevocable contribution into common shares.

	Percentage of capital stock owned as of June 30,
	2010	2009	2008
Controlled and jointly controlled companies
Alto Palermo S.A. (“APSA”) (viii)	63.35%	63.34%	63.34%
Canteras Natal Crespo S.A. (“Canteras Natal Crespo”) (i)	50.00%	50.00%	50.00%
CYRSA S.A. (“CYRSA”) (ii)	50.00%	50.00%	50.00%
E-Commerce Latina S.A. (“E-Commerce”)	100.00%	100.00%	100.00%
Financel Communications S.A. (iii)	—	—	80.00%
Hoteles Argentinos S.A. (“Hoteles Argentinos”)	80.00%	80.00%	80.00%
Inversora Bolívar S.A. (“Inversora Bolívar”)	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (“LLR”)	50.00%	50.00%	50.00%
Nuevas Fronteras S.A (iv)	76.34%	—	—
Palermo Invest S.A. (“Palermo Invest”)	100.00%	100.00%	100.00%
Patagonian Investment S.A. (“Patagonian Investment”) (ix)	—	100.00%	100.00%
Pereiraola S.A.I.C.I.F. y A. (“Pereiraola”) (v)	—	100.00%	100.00%
Quality Invest S.A.	100.00%	100.00%	100.00%
Ritelco S.A. (“Ritelco”)	100.00%	100.00%	100.00%
Rummaala S.A. (“Rummaala”) (vi)	—	50.00%	50.00%
Solares de Santa María S.A. (“Solares de Santa María”)	90.00%	90.00%	90.00%
Torodur S.A. (vii)	98,00%	—	—
Tyrus S.A	100.00%	100.00%	100.00%

(i)	Jointly controlled with Euromayor S.A.
(ii)	Jointly controlled with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (“Cyrela”)
(iii)	Formed in August 2007 and sold for “de minimis” consideration in December 2008 without having started its operations.
(iv)	As of June 30, 2009 and 2008 it was controlled through Inversora Bolivar S.A.
(v)	See Note 2. g. A. 8.
(vi)	Merged with CYRSA
(vii)	Shell company acquired for “de minimis” consideration in May 2010.
(viii)	See Note 2. g. A. 7.
(ix)	Merged with the Company.

Proportionate consolidation

The Company exercises joint control directly or indirectly over several entities namely, Metroshop S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., CYRSA S.A., Liveck S.A. and Baicom Networks S.A. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, the Company accounted for these investments under the proportionate consolidation method. Accordingly, these consolidated financial statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

c. Presentation of financial statements in constant Argentine pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the Consolidated Financial Statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical Consolidated Financial Statements. The financial information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting. However, as a result of the inflationary environment in Argentina in 2002, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

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

d. Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions for allowances and contingencies, impairment of long-lived assets, depreciation and amortization, current value of assets acquired in business combination and assets acquisition, deferred income asset and asset tax credit. Future results could differ from those estimates and evaluations made at the date of preparation of these consolidated financial statements.

e. Convenience translation

Solely for the convenience of the reader certain amounts are alternatively expressed in Argentine Pesos or US Dollars in the notes to the Consolidated Financial Statements. Translations should not be construed as a representation that the amounts shown could have been, or could be, converted into US Dollars at that or any other rate.

f. Translation of non-peso currency amounts

The Company’s functional and reporting currency is the Argentine Peso. In general, for consolidation purposes, assets and liabilities of subsidiaries whose functional currency is not the Argentine Peso are translated into Argentine Pesos in accordance with Technical Resolution No. 18, “Translation of Financial Statements”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at the exchange rates prevaling on the date of the transactions. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component within the statements of shareholders’ equity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses

A. Year ended June 30, 2010

1. Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, the Company, through its indirect subsidiary Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares (representing approximately 10.4% of Hersha’s common stock), and a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha’s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million. As part of the agreement, the Company’s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010 and March 2010, REIG purchased 4,789,917 and 3,864,000 additional shares of Hersha’s common stock, respectively, for an aggregate purchase price of US$ 30.8 million.

As of June 30, 2010 the Company’s interest in Hersha amounts to 10.9%. Assuming the call option is exercised and the Company’s interest is not diluted due to newly issued shares, the Company’s interest in Hersha would be 14.4%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value. The fair value of the call option was calculated using the Black-Scholes method (see Note 26 (viii)).

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 77 hotels throughout the United States of America totaling approximately 9,951 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

2. Acquisition of shares in Banco Hipotecario S.A. (BHSA)

The Company acquired 100,417,816 additional shares of BHSA for Ps. 118.7 million of which Ps. 112.6 million were paid in cash as of June 30, 2010. The transaction generated a gain of Ps. 70.4 million. As of June 30, 2010, the Company holds a 28.03% in BHSA (without considering treasury shares) (see Note 26 (iv)).

3. Acquisition of real estate assets in Uruguay

In December 2009, the Company acquired from an unrelated party a parcel of land for US$ 1.9 million, of which US$ 0.3 million has been paid with the balance to be paid through the delivery of housing units and/or storefronts to be constructed on the site equivalent to about 8% of the commercial value of the units of Sector B.

In February 2010, the Company acquired additional parcels of land for US$ 1.0 million, of which US$ 0.15 million has been paid with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014. Outstanding balances accrue interest at an annual fixed rate of 3%, payable quarterly and in arrears as from December 31, 2009.

4. Tender Offer for the acquisition of Telecom Argentina

The Company participated together with other bidders, in a tender offer procedure for the acquisition of the 50% stake held by Telecom Italia SpA. and Telecom Italia International N.V. (Grupo Telecom Italia) in Sofora Telecomunicaciones S.A. (“Sofora”) and of a purchase option for the remaining 50% in Sofora. Sofora indirectly holds the majority shareholding in Telecom Argentina, one of the major telecommunications carriers in Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

A. Year ended June 30, 2010 (continued)

To that end, on June 4, 2010, the Company submitted an offer and a letter of credit for US$ 50.0 million for the benefit of Grupo Telecom Italia. The Company had guaranteed the offer through a pledge over the Company’s shares in Hersha and approximately US$ 43.5 million in APSA’s Negotiable Obligations. In later July 2010, Grupo Telecom Italia decided not to proceed with the sale of Sofora and the transaction was aborted. Any pledge was lifted.

5. Sale of Buildings

The Company sold 14,777 square meters of gross leasable area for Ps. 168.3 million in cash. These sales generated a profit of Ps. 115.4 million.

6. Acquisition of Catalinas Norte plot of land

In December 2009, the Company acquired through a public auction a 3,649 square meters plot of land located in the area known as Catalinas Norte in the City of Buenos Aires for Ps. 95.0 million paid in cash as of June 30, 2010.

7. Option to acquire an interest in Alto Palermo S.A.

In January 2010, the Company entered into a purchase option for the acquisition of the 29.55% minority interest in Alto Palermo held by Parque Arauco S.A. (PASA) together with PASA’s interest in the Series I Convertible Notes issued by Alto Palermo.

The purchase option originally expired on August 31, 2010 and had been set at US$ 126.0 million. As a security for the option, the Company paid a non-refundable amount of US$ 6.0 million to PASA as of June 30, 2010.

The Company finally exercised the option on October 15, 2010 cancelling the outstanding amount of US$ 120.0 million and thus increasing the Company’s interest in Alto Palermo to 94.89% as of the date of issuance of these financial statements.

8. Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company sold to an unrelated developer its interest in Pereiraola for US$ 11.8 million, of which US$ 1.94 million was collected as of June 30, 2010. The balance will be collected by receiving (a) the higher of (i) 6% of the marketable lots, or (ii) 39,601 square meters in a future neighborhood to be constructed by the buyer on the site, valued by the parties at US$ 2.1 million and (b) four consecutive, half-yearly installments of US$ 1.94 million each, plus an annual 14% interest rate on the outstanding balances. As of June 30, 2010, the Company collected US$ 1.05 million in advance of the first installment.

9. Acquisition of Torodur S.A.

In May 2010, the Company acquired Torodur S.A., a shell company located in Uruguay, for “de minimis” consideration.

10. Acquisition of Arcos del Gourmet S.A.’s (Arcos) shares

On November 27, 2009, the Company exercised the option (entered into back in August 2007) and completed the acquisition of 80% of Arcos’s common stock for an aggregate purchase price of US$ 6.5 million, of which US$ 3.1 million was paid as of June 30, 2010. The remaining balance will be paid as follows: (i) US$ 2.0 million in two equal annual installments due on the second and third anniversary of the acquisition date and (ii) US$ 1.4 million at the time of executing the share subscription agreements.

As customary for this type of transactions, the Company consulted with the National Antitrust Commission about the need to report the acquisition, which is still pending a response.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

A. Year ended June 30, 2010 (continued)

On February 17, 2010, the shareholders of Arcos approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million, of which the Company contributed Ps. 8.3 million.

On June 25, 2010, the Company and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$1.4 million. The option price is US$ 0.4 million, of which US$ 0.1 million was paid as of the date of these financial statements. The option expires on April 30, 2011 and is subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which the Company has a preemptive right.

11. Several transactions related to Tarshop S.A.

i) Non-compete agreement with the former minority shareholder of Tarshop S.A.

In January 2010, the Company entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping mall of more than 20,000 square meters in the City of Buenos Aires. The Company agreed on a price of US$2.2 million, of which US$0.8 million was payable at execution date and the remaining US$1.4 million payable in 28 consecutive monthly installments through the termination date of the agreement on April 30, 2013.

ii) Acquisition of Tarshop S.A. shares.

On October 30, 2009 Tarshop SA capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. from 93.4% to 98.6%

During January 2010, the Company acquired the remaining minority interest in Tarshop for US$ 0.54 million, reaching the 100% of the shareholding as of June 30, 2010.

iii) Sale of the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Director of the sale, assignment and transfer on behalf of Banco Hipotecario S.A. of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

On December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Banco Central de la República Argentina (“Argentine Central Bank”) granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop has a presence.

12. Barter transaction with Condominios del Alto S.A. (“Condominios”)

On March 17, 2010, APSA and Condominios subscribed a supplementary deed specifically for the October 11, 2007 transaction determining which units (apartments and parking spaces) committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

13. Purchase of Conil S.A.’s (“Conil”) shares

On October 21, 2009, the Company acquired 50% interest in Conil for US$ 0.3 million, fully paid as of June 30, 2010. The main assets of Conil is a 2,471 square meter undeveloped parcel of land located in Avellaneda, Province of Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

A. Year ended June 30, 2010 (continued)

14. Sale of properties in Guaymallén (Mendoza) and Rosario

On March 26, 2010, the Company sold a building located in the district of Guaymallén, Province of Mendoza for US$ 0.3 million fully collected as of June 30, 2010.

On April 14, 2010, the Company sold the lot designated as “2A” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, of which US$ 1.0 million was collected as of June 30, 2010. The remaining balance will be settled upon executing the title deed. The sale is subject to certain precedent conditions, which have not been fulfilled as of year-end.

On May 3, 2010, the Company sold the lot designated as “2E” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 1.4 million, of which US$ 0.3 million were collected as of June 30, 2010. The outstanding balance will be settled as follows: (i) an amount of US$ 0.3 million due on September 30, 2010, upon transfer of the title deed and (ii) an amount of US$ 0.7 million plus interest at 14% due on May 30, 2011. The lot was mortgaged in favor of the Company as collateral for the payment.

15. Panamerican Mall S.A. (PAMSA)

PAMSA, a company organized in November 2006 between APSA and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, has developed a commercial venture comprising a shopping center, a hypermarket and an office building in the Saavedra neighborhood in the City of Buenos Aires. During May 2009, “Dot Baires” and the hypermarket were opened while multiplex cinema was opened in early July. The office building is at the completion stage. Construction is being carried out by Constructora San José Argentina S.A., a company related to CCP.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meters of gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles.

B. Year ended June 30, 2009

1. Acquisition of Metropolitan

In July 2008, IRSA International LLC, a wholly-owned subsidiary of the Company (through Tyrus S.A.), acquired a 30% equity interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a limited liability company incorporated under the laws of New York, United States of America, whose net asset comprised of a building known as the Lipstick Building in Manhattan and the associated debt. The purchase price was US$ 22.6 million in cash.

The transaction also included (i) a put right exercisable through July 2011 to sell 50% of the interest acquired (i.e. 15%) at a price equivalent to the amount paid plus interest at 4.5% per annum; and (ii) a right of first offer for the purchase of 60% of the 5% held by another party (i.e. 3%).

Due to the international credit crisis and real estate business contraction in the United States, Metropolitan recorded impairment charges in connection with the Lipstick Building. The Company’s share in the loss exceeded the net book value of the investment. Accordingly, the Company valued the investment at zero at June 30, 2010 and 2009 while recognized a liability of US$ 1.5 million related to the maximum amount committed by the Company to fund Metropolitan operations if required. During the year ended June 30, 2010, the put option increased its fair value as the building’s fair value decreased. The Company adjusted the put option’s fair value on a monthly basis. (See Note 26 (ii)).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2009 (continued)

2. Acquisition of shares in BHSA

The Company acquired additional shares in BHSA for Ps. 107.6 million, of which Ps. 28.8 million were paid in fiscal year 2009 and the outstanding balance (Ps.78.8 million) was paid shortly after year-end. This transaction generated a gain of Ps. 133.0 million for the year ended June 30, 2009.

3. Acquisition of companies in Uruguay

The Company acquired a 100% interest in Liveck S.A. (“Liveck”), a shell company located in Uruguay, for “de minimis” consideration.

Simultaneously, Liveck acquired a 90% interest in two companies, Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in the Canelones Department, Uruguay. The remaining 10% interest is held by a third party, Banzey S.A. (Banzey). The Company intends to develop a residential and commercial complex.

The total price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid as of June 30, 2009, while the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus interest at an annual interest rate of 3.5% within a maximum term of 93 months counted as from the date of acquisition of the Company. Payment of Zetol shares may be settled at the option of the sellers through the transfer of title on the future units to be built on the site representative of 12% of the total marketable square meters.

The total price for the purchase of Vista al Muelle was US$ 0.83 million, of which US$ 0.5 million was paid as of June 30, 2009, while the outstanding balance is to be paid within a two-year period plus interest at an annual rate of 8%.

As collateral for payment, the Company has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

As part of the purchase of Zetol and Vista al Muelle, Liveck and Banzey entered into an agreement pursuant to which the Company agreed to purchase and the later agreed to sell the 10% interest in the companies on July 11, 2011, provided there is no shareholders agreement signed before July 1, 2011.

In June 2009, the Company sold 50% of its stake in Liveck to Cyrela for US$ 1.3 million. (See Note 26 (xiv)).

4. Sale of Buildings

The Company sold 20,315 square meters of gross leasable area for Ps. 201.3 million in cash. These sales generated a profit of Ps. 119.4 million.

5. Barter transaction with Cyrsa - Air Space Coto

On July 21, 2008, the Company entered into a barter agreement with CYRSA pursuant to which the Company, subject to certain closing conditions, would surrender to CYRSA its right to construct a building over a preexisting structure (owned by a third party) in exchange for “de minimis” cash and 25% of the housing units in the future building. The total fair value of the transaction was US$ 5.9 million.

On December 17, 2010, APSA and CYRSA signed an instrument which nullifies the rights and obligations assumed in the abovementioned agreement.

6. Capital increase and capital contributions to Tarshop S.A.

Due to the international financial context, APSA revised Tarshop’s business model to streamline its operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

B. Year ended June 30, 2009 (continued)

Accordingly, the Company contributed equity to Tarshop for Ps. 60.0 million increasing its equity interest from 80% to 93.4%.

7. Barter transaction with Condominios

On November 27, 2008, Condominios del Alto S.A. exercised its option and so the Company bartered Plot 2 H for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million disclosed in the line item “Torres de Rosario under construction” in Note 4.e. As part of the agreement, Condominios del Alto S.A. paid the Company US$ 0.03 million and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$ 2.3 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 1.0 million.

8. Letter of intent Plot of land Paraná

On June 30, 2009, APSA signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Ríos, Argentina. The Company intends to construct a shopping center on the site (See note 26 (xii)).

C. Year ended June 30, 2008

1. Acquisition of Soleil Factory shopping center business

On December 28, 2007, the Company had entered into an agreement with INCSA, an unrelated party, for the acquisition of the “Soleil Factory” shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million had been paid. The transaction was subject to certain suspensive conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million would accrue fixed interest at 5% per year and be payable in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. These conditions were fulfilled on July 1, 2010 and the transaction was closed (See Note 26 (vi)).

Furthermore, on December 28, 2007, the Company and INCSA had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was set at US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. This transaction was subject to certain precedent conditions such as the completion of the acquisition of the Soleil Factory described above (see Note 26 (vi)).

2. Barter transaction with Condominios

On October 11, 2007, APSA entered into a barter agreement with an unrelated party, Condominios, pursuant to which the Company bartered a plot of land, Plot 2 G, located in Rosario, Province of Santa Fe for future 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$ 1.1 million disclosed in the line item “Torres de Rosario” in Note 4.e. Upon signing of the agreement, Condominios paid the Company US$ 0.02 million and assumed certain obligations. Condominios (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$ 1.1 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

C. Year ended June 30, 2008 (continued)

1.6 million; and (iii) the shareholders of Condominios assumed a personal guarantee of the obligations of Condominios up to the amount of US$ 0.8 million. APSA also granted Condominios an acquisition option through barter of Plot 2H.

3. Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired a plot of land located at Beruti 3351/3359 between Bulnes and Coronel Díaz Avenue in the City of Buenos Aires for US$ 17.8 million, which were fully paid as of June 30, 2010 (see Note 26 (vii)).

4. Barter transaction with CYRSA

The Company signed with CYRSA a deed of exchange for US$ 12.6 million by which IRSA handed over to CYRSA a plot of land in the Caballito neighborhood. On its part, CYRSA committed itself to build a housing real estate development in such plot. In a first stage two buildings would be constructed and a third future building would be developed in the second stage, upon CYRSA´s election. As consideration CYRSA would pay US$ 0.12 million and the balance would be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land. To guarantee the compliance with its obligations CYRSA had mortgaged the plot of land to the Company´s favor in the amount of US$ 12.6 million. This transaction generated a gross result before taxes of Ps. 29.1 million, which was eliminated in accordance with the ownership of CYRSA S.A. On July 31, 2008, the title deed to the land was executed.

On December 17, 2010, the Company and CYRSA entered into an agreement to nullify the rights and obligations assumed in the abovementioned transactions. CYRSA restored the building to the Company. Title deed’s still pending.

5. Acquisition of 50% of Bank Boston building

In August 2007, the Company acquired a 50% interest in the building (including in place leases) known as “Bank Boston Tower”, for a total consideration of US$ 54 million. The acquisition has been accounted for as a business acquisition.

The Company consulted with the National Argentine Antitrust Commission with regard to the need for reporting such transaction as economic concentration. The Argentine Antitrust Commission decided that effectively the operation referred should be notified and the Company did so. On November 5, 2010 the transaction was authorized.

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

7. Acquisition of Museo Renault

In December 2007 the Company acquired certain functional units (including in place lease) of the “Palacio Alcorta” (also known as “Museo Renault”) for the total consideration of US$ 3.2 million. The acquisition has been accounted for as a business acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

C. Year ended June 30, 2008 (continued)

8. Purchase of Manibil S.A.

In May 2008, the Company acquired from Land Group S.A., an unrelated third party, a 49% interest in Manibil S.A. for “de minimis” consideration. Manibil is a company incorporated under the laws of Argentina engaged in real estate, construction and financing activities. In June 2008, the Company contributed Ps. 23.9 million into this company. Under the agreements in force, the Company undertook to abstain from transferring its shares or any rights in the shares for a three-year term.

9. Sale of Bouchard building

On January 9, 2008, the Company sold to Techint Compañía Técnica International S.A.C.I. (Techint) an undivided 29.85% interest in the building known as Bouchard Plaza Building including in-place lease contracts for an aggregate price of US$ 34.4 million. The gain on the sale was Ps. 19 million.

10. Acquisition of Edificio República

In April 2008, the Company acquired a building known as “Edificio República” (Republic Building), a property located in Buenos Aires. The Company paid US$ 70.3 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 33.6 million accruing interest at a fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009. The Company consulted with the Argentine Antitrust Commission whether or not this transaction should be reported as a transaction regarded as infringing antitrust laws. In February 2010, the Company has presented the required documentation notifying the operation. On November 3, 2010, the transaction was authorized.

11. Commercialization of Dique III

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

12. Purchase of additional shares of APSA

During the fiscal year ended June 30, 2008 the Company acquired 672,639 shares of APSA for a total amount of Ps. 7. As a result of this transaction, the Company’s ownership interest in APSA rose to 63.35%.

13. Acquisition of Arcos del Gourmet S.A.’s (“Arcos”) shares

In August 2007, the Company paid US$ 0.6 million for an option to purchase an 80% interest in Arcos, a company holder of a concession to exploit the old warehouses and adjacent spaces owned by the Organismo Nacional

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2. Preparation of financial statements (continued)

g. Significant acquisitions, dispositions and development of businesses (continued)

C. Year ended June 30, 2008 (continued)

Administrador de Bienes del Estado (ONABE), a public entity created to manage administer certain public assets, mainly those belonging to former national railway assets.

h. Adoption of International Financial Reporting Standards

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”)” which requires that companies under the supervision of the CNV to prepare their financial statements in accordance with IFRS as by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the CPCECABA approved Resolution No. 26. The CNV issued Resolution No. 562/09, as amended by Resolution 576/10 formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1st, 2012. The Company will be required to prepare its consolidated financial statements in accordance with IFRS as issued by the IASB for its fiscal year ended June 30, 2013 and 2012. The Company’s transition date to IFRS will be July 1, 2011. On April 29, 2010, the Company’s Board of Directors approved a plan for implementing IFRS. The Company is currently in the early stages of completing a diagnosis of the principal differences between Argentine GAAP and IFRS.

i. Change in accounting policy related to statement of cash flows

The Company classified cash flows from purchases and sales of investments not considered to be cash equivalents as operating activities for the years ended June 30, 2009 and 2008. As part of the Company’s IFRS implementation efforts, for the fiscal year ended June 30, 2010, the Company changed this accounting policy to treat these cash flows as investing activities as permitted also by Argentine GAAP (RT N°8). Therefore, the Company retroactively adjusted the prior years as follows:

	As of June, 2009				As of June, 2008
	As adjusted		As originally issued		As adjusted		As originally Issued
Net cash provided by operating activities	Ps	.310,877	Ps	.299,293	Ps	.344,054	Ps	.319,933
Net cash used in investing activities		(455,041)		(443,457)		(812,718)		(788,597)
Net cash (used in) provided by financing activities		(58,898)		(58,898)		149,145		149,145

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

for the years ended June 30, 2010, 2009 and 2008—(Continued)

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

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2010, 2009 and 2008, the majority of the tenants were charged with the Percentage Rent.

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

Fibesa S.A. (a subsidiary of APSA) acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

a. Revenue recognition (continued)

the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Consumer Financing

The Company, through APSA’s subsidiaries Tarshop and Metroshop is engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income, which is recognized on an accrual basis. See Note 15 for details on securitization activity. After the sale of 80% of Tarshop in September 2010, the Company maintains a 20% interest in Tarshop’s business.

•	Hotels

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

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

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A., Metroshop S.A. (see Note 15) and the retained interest in securitized mortgage receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

(ii) Non-current

a) Equity investments

•	Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.

As of June 30, 2009, the Company had a 21.34% equity interest in BHSA (without considering treasury shares). During this year, the Company acquired the equivalent of 100,417,816 shares of BHSA for an amount of Ps. 118.7 million of which Ps. 112.6 million were paid as of June 30, 2010. After the abovementioned purchases, as

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

c. Investments (continued)

of June 30, 2010, the Company has 28.03% of the shares of BHSA (without considering treasury shares). The Company also has a 5.10% investment in Banco de Crédito y Securitización S.A. (“BACSA”).

In accordance with regulations of the BCRA and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA.

The financial statements of BHSA and BACSA are prepared in accordance with BCRA standards. For the purpose of valuation of these investments the Company has made adjustments necessary to adequate these Consolidated Financial Statements to Argentine GAAP have been considered.

•	Metropolitan 885 Third Ave LLC

The Company holds an indirect 30% equity interest in Metropolitan through IRSA International LLC and Tyrus S.A., wholly owned subsidiaries of the Company. See Note 2.g.B.1. for details.

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

During the years ended June 30, 2002 and 2003 the Company recognized significant impairment. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 until 2009. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of undeveloped parcels of land amounts to Ps. 50, Ps. 50 and Ps. 360 for the years ended June 30, 2010, 2009 and 2008, respectively. See Note 3.t. for details on accounting for impairment losses.

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

In addition, inventory includes receivables representing the rights to receive certain property units. These units have been valued at acquisition cost.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

d. Inventories (continued)

Those on which the Company received down payments that fix the sales price and the terms and conditions of the contract provide reasonable assurance at the closing of the transaction and realization of the gain are valued at net realizable value. See “Gain from recognition of inventories at net realizable value” in the consolidated statements of income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the statement of income. The balance of allowance for impairment of inventory amounts to Ps. 157, Ps. 1,029 and Ps. 1,111 for the years ended June 30, 2010, 2009 and 2008, respectively. See Note 3.t. for details on accounting for impairment losses.

e. Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by the Company.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which are estimated between 10 to 30 years for office buildings and related improvements and between 26 and 39 years for shopping centers. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. The Company capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 5,331, Ps. 86,452 and Ps. 10,545 for the years ended June 30, 2010, 2009 and 2008, respectively, mainly in connection with the construction of the Dot Baires, Shopping Alto Rosario and Dique IV.

During the years ended June 30, 2002, 2003 and 2005 the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Gain from operations and holdings of real estate assets, net” in the income statement. The balance of allowance for impairment of fixed assets amounts to Ps. 3,532, Ps. 3,891 and Ps. 4,974 for the years ended June 30, 2010, 2009 and 2008, respectively.

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

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

f. Intangible assets, net

Intangible assets are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated amortization.

•	Pre-operating and organization expenses

Represents primarily expenses incurred relating to pre-opening activities of certain shopping centers and development projects. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center or the sale of the project.

•	Trademarks

Represents fees and expenses related to the registration of trademarks.

•	Above and below market leases an in-place leases

See Note 3.g. for details on accounting for these intangibles.

•	Concession rights

Intangible assets include Arcos del Gourmet S.A.’s (a subsidiary of APSA) concession right, which will be amortized over the life of the concession agreement, upon commencement of operation (see Note 2.g. A.10.).

•	Customer relationships

Represent the net present value of the future economic benefits related to the use of acquired customer base. This asset is amortized on a straight-line basis over a twelve-year period.

•	Non-compete agreement

This right is valued at acquisition cost and is amortized over the life of the agreement (28 months).

g. Business combinations

Significant entities or net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, buildings and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

h. Negative goodwill, net

Negative goodwill, net represents the net effect of goodwill and negative goodwill arising out of business combinations.

(i) Negative goodwill:

Negative goodwill represents the excess of fair market value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquiree, not exceeding 20 years.

(ii) Goodwill:

Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed their respective estimated recoverable value at the end of each year.

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

j. Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interests based on the interest rate estimated at the time of the transaction. In the case, the Company has the intention and feasibility of selling financial receivables after the year-end; those receivables are valued at their net realizable value.

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

for the years ended June 30, 2010, 2009 and 2008—(Continued)

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

q. Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of Bariloche plot of land (see Note 13) and have been valued at the amount collected net of expenses plus accrued interests based on the interest rate estimated at the time of the transaction.

r. Provisions for allowances and contingencies

The Company provides for losses relating to accounts and mortgage receivables. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. Larger non-homogenous loans are reviewed for impairment on a quarterly basis. The Company establishes an asset-specific allowance when the receivable is due and the collateral value (less disposal costs) is lower to discounted cash flows. This allowance considers, among others, (i) payment record, (ii) the prospects for support from any financially responsible guarantors and, if appropriate, (iii) the realizable value of any collateral. The collateral value is also quarterly reviewed by a valuation specialist using a market approach technique (observing trading prices in the market of comparable assets or making appropriate adjustments for any differences between the observed transactions and the subject of the valuation). Smaller-balances homogeneous loans, including residential mortgage and consumer financing loans are evaluated collectively for impairment. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

r. Provisions for allowances and contingencies (continued)

the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

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

Advertising and promotion expenses were Ps. 27,769, Ps. 23,531 and Ps. 37,375 for the years ended June 30, 2010, 2009 and 2008, respectively.

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

v. Derivative financial instruments

As part of its risk management strategy, the Company may use derivative financial instruments. The Company uses derivative financial instruments to manage its exposure to certain risks, including foreign exchange risks. In entering into

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3. Significant accounting policies (continued)

v. Derivative financial instruments (continued)

these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults.

The Company follows RT 18 “Derivative instruments and coverage operations” and carries these derivatives as assets or liabilities at fair market value on the balance sheet. RT 18 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. While management believes each of the financial instruments manage various market risks, these instruments are not designated and accounted for as hedges as a result of the extensive record keeping requirements of the provisions. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings. The Company also engages in trading of certain financial instruments. For details on the Company’s derivative financial instruments activity, see Note 14.

w. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value, plus or minus, as applicable, financial gain or loss.

x. Dividends

Dividend policy of the Company consist in the pro-rata distribution of an amount up to the highest of a) twenty per cent (20%) of the revenues of “Office and other Non-Shopping Center Rental Properties” segment, defined in Segment Information (Note 6), as of June 30 of each year, or b) twenty per cent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each year. This policy requires that the Company must at all times comply with the covenants imposed by its financial obligations.

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

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. For the fiscal year ended June 30, 2010 and 2009 the Company did not have convertible debt and warrants outstanding. The Company considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

z. Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the term of the debt, applying effective interest method. Debt issuance costs are classified within short-term or long-term debts, as appropriate. In the case of redemption or conversion of these debts, the related expenses are amortized using the accelerated depreciation method. Amortization of debt issuance costs is included within “Financial results, net” in the consolidated statements of income as a greater financing expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts

a. Cash and banks:

	As of June 30,
	2010		2009
Bank accounts (Note 28.e.)	Ps.	60,500	Ps.	61,655
Cash on hand (Note 28.e.)		4,883		3,758
Checks to be deposited (Note 28.e.)		5,792		1,149

	Ps.	71,175	Ps.	66,562

b. Investments:

	As of June 30,
	2010		2009
Current
Mutual funds (Note 28.e.)	Ps.	134,167	Ps.	141,011
Retained interests in securitized receivables (i)		124,671		136,231
Shares of public companies (Note 28.e.)		4,075		21,603
TDFs (i)		2,846		16,490
Time deposits		—		15,156
Government bonds		—		14,095
Mortgage bonds issued by BHSA		784		798
Allowance for impairment of CPs (Note 28.c.) (i)		(7,423)		(10,198)
Other investments (Note 28.e.)		48		48

	Ps.	259,168	Ps.	335,234

Non-Current
Equity investments:
Banco Hipotecario S.A (ii) (Notes 2.g.A.2 and B.2)	Ps.	809,072	Ps.	539,064
Hersha Hospitality Trust (Notes 2.g A.1. and 28 (e))		204,553		—
Manibil (Note 2.g.C.8 and Note 13 (v))		27,238		25,332
Advance payments for the acquisition of shares (Note 2.g. A.7, A.10 , C.13 and 28 (e))		23,735		6,250
Banco de Crédito y Securitización S.A.		5,996		5,127
Other investments		144		95
Retained interests in securitization programs:
Retained interests in securitized receivables (i)		18,458		22,899
Allowance for impairment of CPs (i)		(1,165)		(1,891)
Undeveloped parcels of land (iii):
Santa María del Plata		140,584		139,748
Puerto Retiro (Note 13 (i))		54,600		54,380
Beruti plot of land (Notes 2.g.C.3 and note 26 (vii))		52,934		52,715
Caballito plot of land (iv) (Note 13 (ii))		36,745		36,741
Patio Olmos (v)		32,949		32,949
Pereiraola (Note 2.g.A.8)		—		21,717
Rosario plot of land		11,166		15,577
Zetol and Vista al Muelle plot of land (Note 2.g.A.3, 2.g.B.3 and Note 13 (ii))		22,640		14,855
Air space Supermercado Coto – Agüero 616 (Notes 2.g. B.5 and 13 (vii))		13,188		13,188
Canteras Natal Crespo		5,705		5,705
Pilar		3,408		3,408
Torre Jardín IV		3,030		3,030
Others		15,825		10,765

	Ps.	1,480,805	Ps.	1,001,654

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

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
(ii)	amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 15 for details).
(iii)	As of June 30, 2010 and 2009, includes Ps. 25,884 and Ps. 16,828 as respectively negative goodwill and high and less value. Represents 420,455,493 and 320,038,137 shares with a quoted value at closing equivalent to Ps. 1.44 and Ps. 0.85 per share as of June 30, 2010 and 2009, respectively.
(iv)	Shown net of allowances for impairment losses mentioned in Note 3.t.
(v)	This asset is restricted in relation to certain tax claims.
(vi)	In November 2006, the Company acquired from the Provincial Government of Córdoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Córdoba, Argentina for an aggregate purchase price of Ps. 32.5 million. The property, which is located in the City of Córdoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. The Company did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and remaining balance paid.

c. Accounts receivable, net:

	As of June 30,
	2010		2009
Current
Consumer financing receivables (Note 28.e.)	Ps.	245,538	Ps.	141,570
Leases and services receivables (Note 28.e)		64,603		79,097
Checks to be deposited (Note 28.e.)		60,695		62,230
Debtors under legal proceedings (ii)		42,117		35,903
Pass-through expenses receivables (i)		19,917		37,689
Receivables from the sale of properties (iii) (Note 28 e.)		17,059		13,351
Hotel receivables (Note 28. e.)		11,186		7,713
Related parties (Notes 11 and 28.e.)		8,033		9,812
Receivables with collection agents		4,532		5,070
Less:
Allowance for doubtful accounts (Note 28.c.)		(114,151)		(128,964)

	Ps.	359,529	Ps.	263,471

Non-Current
Consumer financing receivables (Note 28.e.)	Ps.	25,824	Ps.	6,490
Receivables from the sale of properties (iii) (Note 28 e.)		16,551		153
Leases and services receivables (Note 28 e.)		998		2,691
Less:
Allowance for doubtful accounts (Note 28.c.)		(1,250)		(2,708)

	Ps.	42,123	Ps.	6,626

(i)	Represents trade receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(ii)	Comprised of Ps. 1.1 million and Ps. 1.3 million related to mortgage receivables and Ps. 41.0 million and Ps. 34.6 million related to leases receivables, as of June 30, 2010 and 2009, respectively.
(iii)	Includes fixed-rate mortgage receivables from several borrowers. At June 30, 2010 and 2009, the amount due from the largest individual borrower were Ps. 26,537 and Ps. 4,696, respectively, at a contractual interest rate of 14% and 10%, respectively (see Note 27.II.u.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

d. Other receivables and prepaid expenses:

	As of June 30,
	2010		2009
Current
Receivables from the sale of shares (i) (Notes 11 and 28 e.)	Ps.	35,772	Ps.	70,642
Metropolitan, put option (Notes 2.g.B.1 and 28 e.)		48,461		44,877
Related parties (Notes 11 and 28 e.)		45,404		12,526
Prepaid expenses and services (Note 28 e.)		36,969		25,413
Value Added Tax (“VAT”)		30,929		1,821
Gross revenue tax prepayment		8,151		2,789
Receivable for third party services offered in consumer financing		4,880		2,746
Guarantee deposits re. securitization programs (Note 15)		5,427		6,782
Income tax prepayment		2,680		13,719
MPIT		1,056		4
Loans granted		859		5,424
Guarantee of defaulted credits (Notes 22 and 28 e.)		—		4,206
Others (Note 28 e.)		20,303		10,754

	Ps.	240,891	Ps.	201,703

Non-Current
VAT	Ps.	64,386	Ps.	71,400
MPIT		62,791		40,799
Deferred income tax (Note 16)		55,876		71,320
Related Parties (Note 11)		15,010		22,513
Others (Note 28 e.)		4,001		7,087
Mortgage receivable (ii)		2,208		2,208
Allowance for doubtful mortgage receivable (ii)		(2,208)		(2,208)
Gross revenue tax prepayment.		935		1,989
Guarantee deposits re. securitization programs (Note 15)		—		999
Less:
Present value – other receivables		(15,817)		(19,341)

	Ps.	187,182	Ps.	196,766

(i)	Represent receivables due to the sale of shares in several entities and other investments.
(ii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

e. Inventories:

	As of June 30,
	2010		2009
Current
Horizons (v)	Ps.	208,644	Ps.	—
Credit from barter transaction of Caballito (Koad) (i)		25,808		15,828
Abril / Baldovinos		1,763		2,932
El Encuentro (ii)		4,938		1,802
Rosario plot of land		8,728		—
Torres de Rosario (iii)		3,379		—
Other inventories		6,309		4,337

	Ps.	259,569	Ps.	24,899

Non-Current

Horizons (v)	Ps.	—	Ps.	106,391
Credit from barter transaction of Caballito (CYRSA) (vi)		18,970		18,970
Credit from barter transaction of Caballito (Koad) (i)		6,654		11,795
Torres de Rosario under construction (iii)		7,644		11,023
El Encuentro (ii)		5,318		8,193
Caballito		6,794		6,653
Abril / Baldovinos		—		742
Pereiraola (iv)		8,200		—
Other inventories		1,508		1,166

	Ps.	55,088	Ps.	164,933

(i)	Related to a barter transaction with an unrelated real estate developer valued at US$ 7.5 million pursuant to which the Company exchanged an undeveloped parcel of land for the delivery of units in a building to be constructed by the developer. As of June 30, 2010, certain completed units were delivered for which the Company signed preliminary sales agreements. The Company measured these units at net realizable value at year-end and recognized an unrealized gain of Ps. 4,839 for the year ended June 30, 2010.
(ii)	Related to a barter transaction with an unrelated real estate developer valued at US$ 4.0 million pursuant to which the Company exchanged an undeveloped parcel of land for the delivery of residential plots. As of June 30, 2010, the plots were delivered. The Company sold some of the plots and signed preliminary sales agreements on others for which an unrealized gain of Ps. 1 million was recorded.
(iii)	See Note 2.g.C.2,2.g.B.7 and 2.g.A.12
(iv)	As of June 30, 2010, the Company entered into preliminary sales agreement by all of housing units and for which advances from customers were received and disclosed as “Advances from Customers” in the financial statements. Delivery of the housing units is scheduled for February 2011.
(v)	See Notes 2.g. C. 4. And 11.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

f. Negative goodwill, net:

	As of June 30,
	2010		2009
Goodwill:
Alto Palermo S.A.	Ps.	19,245	Ps.	20,670
Tarshop S.A.		—		6,897
Torre BankBoston		5,690		5,899
Museo Renault		3,113		3,276
Conil S.A		506		—
Fibesa S.A.		342		2,395

	Ps.	28,896	Ps.	39,137

Negative goodwill:
Alto Palermo S.A.	Ps.	(43,330)	Ps.	(46,365)
Palermo Invest S.A.		(40,316)		(42,290)
Empalme S.A.I.C.F.A. y G		(8,450)		(9,084)
Mendoza Plaza Shopping S.A.		(5,661)		(5,988)
Emprendimiento Recoleta S.A.		(262)		(336)

	Ps.	(98,019)	Ps.	(104,063)

Negative goodwill, net		(69,123)		(64,926)

g. Trade accounts payable:

	As of June 30,
	2010		2009
Current
Suppliers (i)(ii) (Note 28 e.)	Ps.	215,924	Ps.	134,178
Accruals		71,856		87,237
Related parties (Notes 11 and 28 e.)		25,651		7,088
Other (Note 28 e.)		2,183		1,039

	Ps.	315,614	Ps.	229,542

Non-Current
Suppliers (ii)	Ps.	11,210	Ps.	58,862
Related parties (Note 11)		12,158		8,438

	Ps.	23,368	Ps.	67,300

(i)	As of June 30, 2010 and 2009, includes accounts payable to merchants for credit card operations of Ps. 125.1 million and Ps. 88.8 million, respectively.
(ii)	As of June 30, 2010 and 2009, this includes Ps. 46.5 balance that reflects the liabilities in kind associated to the acquisition of properties in Vicente López (Note 4. e. (v)).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

h. Advances from customers:

	As of June 30,
	2010		2009
Current
Admission rights	Ps.	51,194	Ps.	45,392
Sale advances (Note 28 e.)		128,544		30,601
Lease and customer advances (i)		30,364		20,850

	Ps.	210,102	Ps.	96,843

Non-Current
Admission rights	Ps.	59,469	Ps.	60,626
Sale advances (Note 28 e.)		—		56,822
Lease and customer advances (i)		30,901		32,909

	Ps.	90,370	Ps.	150,357

(i)	Lease and customer advances include (a) Ps. 18.7 million and Ps. 18.2 million, as of June 30, 2010 and 2009, respectively, received from NAI International II, Inc. at the time of the construction of a movie theater complex and a portion of parking facilities in the Córdoba Shopping; and (b) Ps 9.5 million and Ps. 8.1 million, as of June 30, 2010 and 2009, respectively, received from Wal-Mart Argentina S.R.L. to secure a 30-year lease in Dot Baires shopping.

i. Salaries and social security payable:

	As of June 30,
	2010		2009
Provision for vacation and bonuses	Ps.	27,038	Ps.	25,986
Salaries and social security payable		9,834		9,289
Other		503		588

	Ps.	37,375	Ps.	35,863

j. Short-term and long-term debt:

	As of June 30,
	2010		2009
Short-term debt
Bank loans (i)	Ps.	133,813	Ps.	178,654
Bank overdrafts including accrued interests		314,120		90,539
APSA Non Convertible Notes 2011 (iii)		69,978		—
Short – term notes (v)		23,019		—
Seller financings (ii)		15,920		28,895
APSA Non-Convertible Notes 2012 (iii)		26,695		26,569
IRSA Non-Convertible Notes 2017 (Note 10 and Note 11)		20,009		19,297
APSA Non-Convertible Notes 2017 (iii)		2,917		2,679
APSA Convertible Notes 2014 (iv) (Note 11)		2,719		2,610

	Ps.	609,190	Ps.	349,243

Long-term debt
IRSA Non-Convertible Notes 2017 (Note 10 and Note 11)	Ps.	584,694	Ps.	563,719
APSA Non-Convertible Notes 2017 (iii)		294,286		284,171
Bank loans (i)		52,767		76,611
APSA Convertible Notes 2014 (iv) (Note 11)		60,890		58,814
APSA Non-Convertible Notes 2012 (iii)		26,455		52,801
Seller financing (ii)		12,436		8,609

	Ps.	1,031,528	Ps.	1,044,725

(i)	The outstanding balance at June 30, 2010 includes the following loans:

(a) Ps. 28,023 as a current balance and Ps. 52,767 as a non-current balance related to debt for purchase of “Edificio República” (See Notes 2.g.C.10. and 13),

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

j. Short-term and long-term debt (continued):

(b) Ps. 40,031 correspond to Banco de la Nación Argentina ‘s mortgage loan, maturing in November 2010 and accruing interest at a rate of 14% per annum, interest shall be paid monthly.

(c) Ps. 19,023 correspond to Hoteles Argentinos S.A.’s mortgage loan. (See Notes 22 and 13),

(d) Ps. 46,736 related to loans granted by different financial institutions.

(ii)	As of June 30, 2010 the balance mainly includes: (a) Ps. 9,201 as a non-current balance related to the debt for the acquisition of Zetol S.A. (See Note 2.g.A.3 and 2.g.B.3 and 13), (b) Ps. 6,053 related to the debt of Tyrus for purchase of Banco Hipotecario S.A. shares (see Note 2. g. B. 2) and (c) Ps. 13,102 related to the debt for purchase of Arcos del Gourmet S.A. shares (see Note 2. g. A. 10)
(iii)	On May 11, 2007, Alto Palermo S.A. (APSA) issued two new series of Notes for a total amount of US$ 170.0 million. Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007. As of June 30, 2010 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of June 30, 2010 the Company holds Series I Notes for Fv. US$ 39.6 million and Series II Notes for Fv. Ps 33.2 million (see Note 26 (ix)). Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. US$ 5.0 million.

These issuances are constituted within the Global Issuance Program of Notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up US$ 200 million and for a total amount of US$ 400 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of June 30, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps. 12 million.

(iv)	On July 19, 2002, APSA issued an aggregate amount of US$ 50.0 million of Convertible Notes (the “APSA Convertible Notes”) in exchange for cash and the settlement of certain liabilities.

The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of note holders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. .As of June 30, 2010 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$ 2.8 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2010 amounts to US$ 47.2 million, of which US$ 33 million is held by IRSA. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations.

(v)	On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop approved the creation of a Global Program for the issuance of securities representing short-term debt (“VCPs”) and its terms and conditions, which was authorized by the CNV on February 15, 2010. On the same date, the CNV authorized the issuance of Class I VCPs up to Ps. 15,000 that may be extended up to Ps. 25,000. On February 23, 2010, Tarshop placed Class I VCPs for a total face value of Ps. 22,720.Class I VCPs will accrue interest at an annual rate equal to the BADLAR, plus cap-margin of 400 basic points. Interest payment dates are: August 25, 2010 and November 23, 2010. Principal will be repaid on November 23, 2010.

On August 6, 2010, the CNV authorized the issuance of Class II VCPs of up to Ps. 25,000 that may be extended to Ps. 40,000. On August 18, 2010, Tarshop placed Class II VCPs for a total face value of Ps. 40,000. Class II VCPs will accrue interest at an annual rate equal to the BADLAR, plus cap-margin of 400 basic points. Interest payment dates are: November 18, 2010 and February 16, March 18, April 18 and May 17, 2011. Principal payment dates are: March 18, April 18 and May 17, 2011, related to 25%, 25% and 50% of the total face value, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

j. Short-term and long-term debt (continued):

The net proceeds from the issuances were used for general working capital needs.

k. Taxes payable:

	As of June 30,
	2010		2009
Current
VAT payable, net (Note 28 e.)	Ps.	17,308	Ps.	18,318
Facilities plan for VAT		13,235		57,258
Facilities plans for Income Tax		1,559		21,835
Facilities plans for MPIT		—		1,137
Tax amnesty plans for Income Tax		—		1,358
MPIT, net		10,512		17,081
Income tax provision, net		38,213		14,042
Tax amnesty plan for gross revenue tax		485		449
Gross revenue tax		3,636		2,487
Tax withholdings		10,177		8,096
Provision for tax on shareholders’ personal assets		4,055		2,576
Tax amnesty plan for ABL		815		—
Other		1,116		3,246

	Ps.	101,111	Ps.	147,883

Non-Current
Deferred income tax (Note 16)	Ps.	87,592	Ps.	36,971
Tax amnesty plan for Income Tax		19,145		20,704
Gross revenue tax		—		1,138
Tax amnesty plan for gross revenue tax		1,320		2,433
MPIT, net		12		8
Tax amnesty plan for ABL		2,372		—

	Ps.	110,441	Ps.	61,254

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

l. Other liabilities:

	As of June 30,
	2010		2009
Current
Liabilities from purchase of shares (Notes 2.g.B.2., 11 and 28 e)	Ps.	—	Ps.	78,788
Payables to Nationals Parks Administration (Note 20)		2,589		10,223
Guarantee deposits (Note 28 e.)		5,243		5,228
Below market leases (Note 3. g)		1,308		3,722
Commitment to provide (Note 2.g.B.1.)		—		2,270
Accrual for directors fees (i) (Note 11)		24,412		2,068
Loans with shareholders of related parties		—		837
Contributed leasehold improvements (ii)		462		470
Derivative financial instruments (Notes 11 and 14)		—		243
Related parties (Notes 11 and 28 e.)		34		138
Debt to the former minority shareholders of Tarshop (See Note 2. g. A. 11 i))		3,529		—
Advance from the sale of Tarshop’s shares (Notes 2.g.A.11 iii) and 11)		21,070		—
Others (Note 28 e.)		6,691		7,005

	Ps.	65,338	Ps.	110,992

Non-Current
Loans with shareholders of related parties (Note 28 e.)	Ps.	19,989	Ps.	47,388
Contributed leasehold improvements (ii)		9,502		9,964
Guarantee deposits (Note 28 e.)		4,100		4,795
Commitment to provide (Note 2.g.B.1.)		5,897		3,425
Below market leases (Note 3. g)		—		1,308
Related parties (Note 11)		20		20
Debt to the former minority shareholders of Tarshop S.A. (See Note 2. g. A. 11 i))		3,322		—
Hersha option payable (iii) (Note 28 e.)		16,693		—
Others (Note 28 e)		2,600		5,145
Less:
Present value – other liabilities		(102)		(164)

	Ps.	62,021	Ps.	71,881

(i)	Disclosed net of advances to directors fees for Ps. 23,387 and Ps. 14,521 as of June 30, 2010 and 2009, respectively.
(ii)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. Contributed leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2010 and 2009.
(iii)	Debt with REIG’s minority shareholders.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

5. Shareholders’ equity

a. Common stock

As of June 30, 2010, the Company had 578,676,460 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2008, 2009 and 2010:

	Common Stock						Approved by		Date of registration
	Shares issued		Par value		Additional paid-in-capital		Body	Date
Balances as of June 30, 2007	Ps.	464,969,156	Ps.	464,969	Ps.	684,241

Conversion of debt into common shares		34,582,162		34,582		24,591	Board of Directors Meeting	October 1, 2007 December 3, 2007	November 30, 2007 March 12, 2008
Exercise of warrants		79,125,142		79,125		84,291

Balances as of June 30, 2008	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

Balances as of June 30, 2009	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

Balances as of June 30, 2010	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

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

c. Restriction on the distribution of profits (legal reserve)

In accordance with the Argentine Commercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP, plus (less) prior years adjustments, must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

d. Reserve for new developments and voluntary reserve for general purposes

Under Argentine law, companies are allowed to transfer portions of accumulated retained earnings to special reserves. These special reserves may be for general purposes or for specific uses such as new developments. The transfer of accumulated retained earnings to these special reserves is shown in the shareholder´s equity. These reclassifications have no impact on the total shareholders’ equity of the Company. The Company may also transfer previously reserved amounts out to retained earnings for distribution purposes.

6. Segment information

The Company is required to disclose segment information in accordance with RT 18 which establishes standards for reporting information about operating segments in annual Financial Statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of Properties, Office and Other Non-Shopping Center Rental Properties, Shopping Centers, Consumer Financing, Hotels and Financial Operations and Others.

A general description of each segment follows:

•	Development and Sale of Properties

This segment includes the operating results of the Company’s construction and/or sale of property business.

•	Office and Other Non-Shopping Center Rental Properties

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants.

•	Shopping Centers

This segment includes the operating results of shopping centers principally comprised of lease and service revenues from tenants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

•	Consumer Financing

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop and Metroshop.

•	Hotels

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial Operations and Others

This segment primarily includes results related to securities-related transactions and other non-core activities of the Company. This segment also includes the gains or losses on the equity investees of the Company related to the banking industry.

The Company measures its reportable segment based on operating results.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2010

	Development and Sale of Properties		Office and other Non- Shopping Center Rental Properties (a)		Shopping Centers		Hotels		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps	225,567	Ps.	154,164	Ps.	518,355	Ps.	159,894	Ps	265,346	Ps.	—	Ps.	1,323,326
Costs		(83,145)		(30,868)		(158,915)		(102,897)		(99,470)		—		(475,295)

Gross profit		142,422		123,296		359,440		56,997		165,876		—		848,031
Gain from recognition of inventories at net realizable value		33,831		—		—		—		—		—		33,831
Selling expenses		(2,388)		(4,452)		(37,134)		(16,509)		(124,918)		—		(185,401)
Administrative expenses		(35,079)		(45,679)		(54,335)		(35,074)		(25,124)		—		(195,291)
Net income from retained interest in securitized receivables		—		—		—		—		37,470		—		37,470
Gain from operations and holdings of real estate assets, net		730		361		—		—		—		—		1,091

Operating income		139,516		73,526		267,971		5,414		53,304		—		539,731
Amortization of goodwill, net		844		863		561		—		(627)		—		1,641
Gain on equity investees		1,907		—		40		5,990		—		152,479		160,416
Financial results, net		(8,868)		(18,487)		(87,564)		(15,697)		(18,921)		(15,559)		(165,096)
Other income (expenses), net		—		—		(1,321)		2,604		(1,984)		(9,610)		(10,311)

Income (loss) before taxes and minority interest		133,399		55,902		179,687		(1,689)		31,772		127,310		526,381
Income tax and MPIT		(45,541)		(15,250)		(68,086)		207		(10,473)		(9,284)		(148,427)
Minority interest		140		—		(48,373)		4,938		(158)		—		(43,453)

Net income		87,998		40,652		63,228		3,456		21,141		118,026		334,501

Acquisition of fixed assets and intangible assets		—		102,040		56,998		3,727		1,696		—		164,461
Depreciation and amortization (b)		343		24,535		112,611		16,138		7,994		—		161,621
Non-current investments in equity investees		27,238		—		—		204,553		—		815,068		1,046,859

Operating assets		582,204		991,750		1,780,777		210,675		277,486		204,553		4,047,445
Non-operating assets		75,444		97,002		153,540		37,576		49,785		1,172,649		1,585,996

Total assets	Ps.	657,648	Ps.	1,088,752	Ps.	1,934,317	Ps.	248,251	Ps.	327,271	Ps.	1,377,202	Ps.	5,633,441

Operating liabilities		36,863		173,187		355,185		38,451		174,254		—		777,940
Non-operating liabilities		331,373		301,564		802,927		178,211		122,714		152,559		1,889,348

Total liabilities	Ps.	368,236	Ps.	474,751	Ps.	1,158,112	Ps.	216,662	Ps.	296,968	Ps.	152,559	Ps.	2,667,288

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2009:

	Development and Sale of Properties		Office and other Non-Shopping Center Rental Properties (a)		Shopping Centers		Hotels		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps	280,362	Ps.	147,749	Ps.	396,733	Ps.	158,913	Ps	236,827	Ps.	—	Ps.	1,220,584
Costs		(148,318)		(29,330)		(109,275)		(98,889)		(122,694)		—		(508,506)

Gross profit		132,044		118,419		287,458		60,024		114,133		—		712,078
Gain from recognition of inventories at net realizable value		12,056		—		—		—		—		—		12,056
Selling expenses		(2,115)		(11,460)		(29,308)		(16,546)		(176,772)		—		(236,201)
Administrative expenses		(20,867)		(31,547)		(43,247)		(34,888)		(16,780)		—		(147,329)
Net loss from retained interest in securitized receivables		—		—		—		—		(46,012)		—		(46,012)
Gain from operations and holdings of real estate assets, net		51		1,073		—		—		—		—		1,124

Operating income (loss)		121,169		76,485		214,903		8,590		(125,431)		—		295,716
Amortization of goodwill, net		455		1,100		47		—		—		—		1,602
Gain on equity investees		1,974		—		40		—		—		(1) 59,528		61,542
Financial results, net		(6,222)		(14,202)		(92,602)		(16,083)		(1,827)		(5,445)		(136,381)
Other income (expenses), net		—		—		3,882		127		(606)		(12,258)		(8,855)

Income (loss) before taxes and minority interest		117,376		63,383		126,270		(7,366)		(127,864)		41,825		213,624
Income tax and MPIT		(41,149)		(16,542)		(53,258)		3,233		37,484		(10,102)		(80,334)
Minority interest		61		—		(22,104)		5,565		41,823		—		25,345

Net (loss) income		76,288		46,841		50,908		1,432		(48,557)		31,723		158,635

Acquisition of fixed assets, net and intangible assets, net		10,060		15,947		252,646		2,204		3,439		—		284,296
Depreciation and amortization (b)		782		23,962		86,643		18,001		5,584		—		134,972
Non-current investments in equity investees		25,332		—		—		—		—		544,191		569,523

Operating assets		467,808		940,280		1,831,428		219,158		153,892		—		3,612,566
Non-operating assets		40,020		74,633		189,244		27,231		20,973		971,320		1,323,421

Total assets	Ps.	507,828	Ps.	1,014,913	Ps.	2,020,672	Ps.	246,389	Ps.	174,865	Ps.	971,320	Ps.	4,935,987

Operating liabilities		25,379		122,869		413,381		31,236		136,853		—		729,718
Non-operating liabilities		303,808		304,426		672,794		174,765		106,761		83,672		1,646,226

Total liabilities	Ps.	329,187	Ps.	427,295	Ps.	1,086,175	Ps.	206,001	Ps.	243,614	Ps.	83,672	Ps.	2,375,944

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(1)	Includes the gain on equity investee from Banco Hipotecario of Ps. 142.1 million and the loss on equity investee in Metropolitan 885 Third Avenue LLC (through Tyrus) of Ps. 82.3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

6. Segment information (continued)

As of and for the year ended June 30, 2008:

	Development and Sale of Properties		Office and other Non-Shopping Center Rental Properties (a)		Shopping Centers		Hotels		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps.	196,811	Ps.	102,159	Ps.	345,395	Ps.	148,847	Ps.	291,030	Ps.	—	Ps.	1,084,242
Costs		(150,894)		(26,347)		(99,175)		(84,220)		(103,587)		—		(464,223)

Gross profit		45,917		75,812		246,220		64,627		187,443		—		620,019
Gain from recognition of inventories at net realizable value		2,832		—		—		—		—		—		2,832
Selling expenses		(7,696)		(3,458)		(24,809)		(16,608)		(194,726)		—		(247,297)
Administrative expenses		(21,849)		(22,028)		(39,150)		(29,979)		(9,115)		—		(122,121)
Net loss from retained interest in securitized receivables		—		—		—		—		(1,261)		—		(1,261)
Gain from operations and holdings of real estate assets, net		66		2,604		—		—		—		—		2,670

Operating income (loss)		19,270		52,930		182,261		18,040		(17,659)		—		254,842
Amortization of goodwil, net		488		1,782		(390)		—		(242)		—		1,638
Loss on equity investees		(1,065)		—		(33)		(23)		—		(12,088)		(13,209)
Financial results, net		(8,502)		(10,069)		(23,585)		(5,884)		(375)		(28,327)		(76,742)
Other (expenses) income, net		—		—		4,975		(5,713)		3,800		(8,704)		(5,642)

Income (loss) before taxes and minority interest		10,191		44,643		163,228		6,420		(14,476)		(49,119)		160,887
Income tax and MPIT		1,820		1,679		(74,992)		(4,010)		(1,522)		(1,087)		(78,112)
Minority interest		1		—		(36,347)		863		7,458		125		(27,900)

Net income (loss)		12,012		46,322		51,889		3,273		(8,540)		(50,081)		54,875

Acquisitions of fixed assets net and intangible assets		3,118		442,585		250,887		40,077		6,822		—		743,489
Depreciation and amortization (b)		577		26,274		73,185		13,283		1,888		—		115,207
Non-current investments in equity investees		—		—		—		—		—		318,250		318,250

Operating assets		436,392		999,060		1,642,341		233,613		113,052		—		3,424,458
Non-operating assets		26,519		57,433		62,649		18,426		21,068		861,419		1,047,514

Total assets	Ps	462,911	Ps.	1,056,493	Ps.	1,704,990	Ps.	252,039	Ps.	134,120	Ps.	861,419	Ps.	4,471,972

Operating liabilities		25,530		100,430		250,957		33,115		205,671		—		615,703
Non-operating liabilities		247,320		209,399		662,174		199,813		75,714		80,956		1,475,376

Total liabilities	Ps.	272,850	Ps.	309,829	Ps.	913,131	Ps.	232,928	Ps.	281,385	Ps.	80,956	Ps.	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

7. Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2010		2009		2008
Gain from operations and holdings of real estate assets, net	Ps.	1,091	Ps.	1,124	Ps.	2,670

	Ps.	1,091	Ps.	1,124	Ps.	2,670

8. Financial results, net:

	Year ended June 30,
	2010		2009		2008
Financial results generated by assets:				.
Interest income	Ps.	16,484	Ps.	15,693	Ps.	13,860
Interest on discounting assets		3,720		(13,780)		(4,807)

Subtotal interest income		20,204		1,913		9,053
Foreign exchange gain		6,774		50,628		1,386

Subtotal Foreign exchange gain exchange gain		6,774		50,628		1,386

Gain (loss) on financial operations		8,197		27,173		(5,710)

Subtotal other holding gain (loss)		8,197		27,173		(5,710)

Total financial results generated by assets		35,175		79,714		4,729

Financial results generated by liabilities:
Interest expense		(146,078)		(121,100)		(94,744)
Interest on discounting liabilities		(324)		141		(613)

Subtotal interest expense (Note 28 f.)		(146,402)		(120,959)		(95,357)
Foreign exchange (loss) gain		(49,392)		(208,391)		19,246

Subtotal Foreign exchange loss		(49,392)		(208,391)		19,246
Gain on repurchase of debt		—		105,850		—
(Loss) gain on derivative financial instruments		(2,582)		9,436		(4,100)
Others (Note 28 f.)		(1,895)		(2,031)		(1,260)

Subtotal other financial (expenses) income, net		(4,477)		113,255		(5,360)

Total financial results generated by liabilities		(200,271)		(216,095)		(81,471)

Total financial results, net	Ps.	(165,096)	Ps.	(136,381)	Ps.	(76,742)

9. Other expenses, net:

	Year ended June 30,
	2010		2009		2008
Other income:
Recovery of allowance	Ps.	1,151	Ps.	847	Ps.	6,215
Recovery of provisions		—		—		3,015
Other		385		333		1,172

	Ps.	1,536	Ps.	1,180	Ps.	10,402

Other expenses:
Recovery on fire damages (net of insurance recoveries)		—		—		2,646
Unreimbursed expenses		—		—		2,002
Donations		(5,592)		(1,854)		(6,850)
Tax on shareholders’ personal assets		(4,323)		(3,706)		(5,885)
Provision for contingencies		(742)		460		(6,684)
Unrecoverable VAT		(514)		(4,267)		(1,098)
Other		(676)		(668)		(175)

		(11,847)		(10,035)		(16,044)

Other expenses, net	Ps.	(10,311)	Ps.	(8,855)	Ps.	(5,642)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

10. Issuance of IRSA Notes

In February 2007, the Company issued non-convertible Notes ( “IRSA Non-Convertible Note 2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non -Convertible Notes in a nominal value of up to US$ 200 authorized by the National Securities Commission. Non-Convertible Notes 2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non-Convertible Notes 2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million. (See Notes 26 (iii) and (x) for subsequent event details).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Related parties	Account receivables – current	Inventories receivables – Caballito plot of land barter	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Trade accounts payable – current	Trade accounts payable – non current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (2)	—	—	1	323	—	—	—	—	—	—	324
Banco Hipotecario S.A. (2)	354	—	—	—	(159)	—	—	—	(21,070)	—	(20,875)
Cactus Argentina S.A. (3)	18	—	—	—	(3)	—	—	—	—	—	15
Canteras Natal Crespo S.A. (4)	318	—	50	—	—	—	—	—	—	—	368
Consorcio Dock del Plata (8)	883	—	2	—	(10)	—	—	—	(3)	—	872
Consorcio Libertador (8)	—	—	20	—	(66)	—	—	—	(4)	—	(50)
Consorcio Torre Boston (8)	595	—	205	—	—	—	—	—	—	—	800
Consultores Assets Management S.A. (9)	817	—	29	—	(7)	—	—	—	—	—	839
Cresud S.A.C.I.F. y A. (5)	2,111	—	40,450	—	(23,667)	—	(4,831)	(91,829)	—	—	(77,766)
Cyrsa S.A. (4)	1,658	18,970	8	—	(983)	—	—	—	—	—	19,653
Directors (7)	2	—	169	—	(36)	—	—	—	(24,412)	(20)	(24,297)
Elsztain Managing Partners Ltd (7)	—	—	—	—	—	—	—	—	(27)	—	(27)
Estudio Zang, Bergel y Viñes (10)	—	—	22	—	(576)	—	—	—	—	—	(554)
Fundación IRSA (11)	41	—	5	—	—	—	—	—	—	—	46
Futuros y Opciones.com S.A. (3)	7	—	—	—	(6)	—	—	—	—	—	1
Hersha Hospitality Trust (12)	—	—	2,087	—	—	—	—	—	—	—	2,087
Metroshop S.A. (16)	—	—	—	14,687	—	(12,158)	—	—	—	—	2,529
Museo de los Niños (11)	1,111	—	—	—	(5)	—	—	—	—	—	1,106
Parque Arauco S.A. (6)	—	—	—	—	—	—	(2,716)	(60,822)	—	—	(63,538)
Personnel loans	59	—	2,325	—	(128)	—	—	—	—	—	2,256
Puerto Retiro S.A. (4)	59	—	31	—	(5)	—	—	—	—	—	85

Totals as of June 30, 2010	8,033	18,970	45,404	15,010	(25,651)	(12,158)	(7,547)	(152,651)	(45,516)	(20)	(156,126)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

Related parties	Account receivables – current	Inventories receivables – Caballito plot of land barter	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Trade accounts payable – current	Trade accounts payable – non current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Banco Hipotecario S.A. (2)	5	—	—	—	—	—	—	—	—	—	5
Cactus Argentina S.A. (3)	13	—	—	—	(3)	—	—	—	—	—	10
Canteras Natal Crespo S.A. (4)	193	—	864	—	—	—	—	—	—	—	1,057
Consorcio Dock del Plata (8)	344	—	26	—	(46)	—	—	—	—	—	324
Consorcio Libertador (8)	528	—	4	—	(122)	—	—	—	—	—	410
Consultores Assets Management S.A. (9)	539	—	5	—	(7)	—	—	—	—	—	537
Cresud S.A.C.I.F. y A. (5)	5,777	—	7,594	—	(5,565)	—	(4,666)	(80,189)	(378)	—	(77,427)
Cyrsa S.A. (4)	1,530	18,970	20	—	(540)	—	—	—	—	—	19,980
Directors (7)	—	—	191	—	(29)	—	—	—	(2,068)	(20)	(1,926)
Dolphin Fund PLC (13)	—	—	36,089	—	—	—	—	—	(53,288)	—	(17,199)
Estudio Zang, Bergel y Viñes (10)	—	—	20	—	(431)	—	—	—	(3)	—	(414)
Fundación IRSA (11)	22	—	3	—	(259)	—	—	—	—	—	(234)
Futuros y Opciones.com S.A. (15)	5	—	—	—	(6)	—	—	—	—	—	(1)
IFISA (14)	—	—	—	—	—	—	—	—	(25,500)	—	(25,500)
Inversiones Ganaderas S.A. (15)	—	—	—	—	(1)	—	—	—	—	—	(1)
Metroshop S.A. (2)	—	—	2,265	22,509	—	(8,438)	—	—	—	—	16,336
Museo de los Niños (11)	811	—	—	—	(5)	—	—	—	—	—	806
Parque Arauco S.A. (6)	—	—	—	—	—	—	(2,609)	(58,749)	—	—	(61,358)
Personnel loans	6	—	1,521	4	(52)	—	—	—	—	—	1,479
Puerto Retiro S.A. (4)	39	—	13	—	—	—	—	—	—	—	52
Rummaala S.A (1)	—	—	—	—	(22)	—	—	—	—	—	(22)

Totals as of June 30, 2009	9,812	18,970	48,615	22,513	(7,088)	(8,438)	(7,275)	(138,938)	(81,237)	(20)	(143,086)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

Related parties	Sale and fees for services	Leases gain	Interest and exchange differences	Fees	Share services – payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders	—	—	—	—	—	—	(204)	(204)
Canteras Natal Crespo S.A. (4)	48	—	100	—	—	—	—	148
Consorcio Torre Boston (8)	54	—	—	—	—	—	—	54
Consorcio Libertador S.A. (8)	123	11	—	—	—	—	—	134
Consorcio Dock del Plata S.A. (8)	195	—	—	—	—	—	—	195
Cresud S.A.C.I.F. y A. (5)	—	957	(13,524)	—	(27,806)	—	—	(40,373)
Cyrsa S.A. (4)	146	48	—	—	—	—	—	194
Directors	—	—	(9)	(50,198)	—	—	—	(50,207)
Estudio Zang, Bergel y Viñes (10)	—	97	—	(4,223)	—	—	—	(4,126)
Fundación IRSA (11)	—	—	—	—	—	(423)	—	(423)
Parque Arauco S.A. (6)	—	—	(8,049)	—	—	—	—	(8,049)

Totals as of June 30, 2010	566	1,113	(21,482)	(54,421)	(27,806)	(423)	(204)	(102,657)

Related parties	Sale and fees for services	Leases gain	Interest and exchange differences	Fees	Share services – payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders	—	—	—	—	—	—	(492)	(492)
Canteras Natal Crespo S.A (4)	48	—	83	—	—	—	—	131
Consorcio Libertador (8)	124	9	—	—	—	—	—	133
Cresud S.A.C.I.F. y A. (5)	—	429	(9,297)	—	184	—	—	(8,684)
Cyrsa S.A. (4)	—	225	—	—	—	—	—	225
Directors	—	—	(11)	(22,434)	—	—	—	(22,445)
Directors of Banco Hipotecario S.A.	—	—	(8)	—	—	—	—	(8)
Estudio Zang, Bergel y Viñes (10)	—	—	—	(4,117)	—	—	—	(4,117)
Fundación IRSA (11)	—	—	—	—	—	3,281	—	3,281
Parque Arauco S.A. (6)	—	—	(17,473)	—	—	—	—	(17,473)

Totals as of June 30, 2009	172	663	(26,706)	(26,551)	184	3,281	(492)	(49,449)

F-51

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11. Balances and transactions with related parties (continued)

Related parties	Sale and fees for services	Leases gain	Leases expense	Interest and exchange differences	Fees	Share services – payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders	—	—	—	—	—	—	—	(502)	(502)
Canteras Natal Crespo S.A (4)	—	—	—	45	—	—	—	—	45
Cresud S.A.C.I.F. y A. (5)	372	212	—	1	—	1,198	—	—	1,783
Cyrsa S.A. (4)	—	—	—	43	—	—	—	—	43
Directors	—	—	(422)	13	(16,337)	—	—	—	(16,746)
Directors of Banco Hipotecario S.A. (17)	—	—	—	(2)	—	—	—	—	(2)
Estudio Zang, Bergel y Viñes (10)	—	—	—	—	(3,820)	—	—	—	(3,820)
Fundación IRSA (11)	—	—	—	—	—	—	(4,805)	—	(4,805)
Parque Arauco S.A. (6)	—	—	—	(3,720)	—	—	—	—	(3,720)

Totals as of June 30, 2008	372	212	(422)	(3,620)	(20,157)	1,198	(4,805)	(502)	(27,724)

(1)	Merged with CYRSA
(2)	Equity investee of IRSA and Subsidiaries.
(3)	Equity investee of Cresud S.A.C.I.F y A, The Company´s controlling shareholder
(4)	Venturer of Cresud S.A.C.I.F. y A, The Company´s controlling shareholder
(5)	Controlling shareholder of the Company
(6)	Shareholder of APSA, subsidiary of the Company
(7)	Company whose shareholder is a shareholder of IRSA
(8)	Property Manager of one of our buildings
(9)	Consulting company whose majority shareholder is shareholder and director of IRSA
(10)	Law firm whose partner are directors of IRSA
(11)	Not for profit organization whose president is a shareholder and director of IRSA
(12)	Cost Investment
(13)	Open-ended investment fund which is related to Company directors.
(14)	Beneficial owner of Cresud
(15)	Subsidiary of Cresud
(16)	Venturer of APSA, subsidiary of the Company
(17)	Banco Hipotecario is an equity investee of the Company

F-52

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

12. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2010 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments (1)	Ps.	188,632	Ps.	10,411	Ps.	30,628	Ps.	10,620	Ps.	17,293	Ps.	16,661	Ps.	2,216	Ps.	—	Ps.	276,461
Accounts receivable, net		160,668		46,911		27,549		26,491		42,123		97,560		350		—		401,652
Other receivables and prepaid expenses		139,068		37,987		14,045		2,495		6,996		95		47,201		180,186		428,073

		Ps.488,368	Ps.	95,309	Ps.	72,222	Ps.	39,606	Ps.	66,412	Ps.	114,316	Ps.	49,767	Ps.	180,186	Ps.	1,106,186

Liabilities
Trade accounts payable	Ps.	236,990	Ps.	8,499	Ps.	37,687	Ps.	188	Ps.	416	Ps.	31,142	Ps.	1,108	Ps.	22,952	Ps.	338,982
Advances from customers		94,702		23,146		77,235		14,201		90,370		397		421		—		300,472
Short and long term debt		363,690		98,620		29,254		117,626		1,031,528		—		—		—		1,640,718
Other liabilities		83,987		72,108		8,311		5,429		74,672		1,393		35,486		105,730		387,116

		Ps.779,369	Ps.	202,373	Ps.	152,487	Ps.	137,444	Ps.	1,196,986	Ps.	32,932	Ps.	37,015	Ps.	128,682	Ps.	2,667,288

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments (1)	Ps.	—	Ps.	—	Ps.	85,011	Ps.	—	Ps.	174,157	Ps.	17,293	Ps.	276,461
Accounts receivable, net		109,988		13,789		563		154		248,978		28,180		401,652
Other receivables and prepaid expenses		38,035		32,035		31,384		—		171,472		155,147		428,073

		Ps.148,023	Ps.	45,824	Ps.	116,958	Ps.	154	Ps.	594,607	Ps.	200,620	Ps.	1,106,186

Liabilities
Trade accounts payable	Ps.	117,310	Ps.	320	Ps.	—	Ps.	—	Ps.	198,304	Ps.	23,048	Ps.	338,982
Advances from customers		—		2,551		300		—		209,802		87,819		300,472
Short and long term debt		180,568		1,030,569		95,419		—		333,203		959		1,640,718
Other liabilities		5,751		66,970		13,236		65,103		187,727		48,329		387,116

		Ps.303,629	Ps.	1,100,410	Ps.	108,955	Ps.	65,103	Ps.	929,036	Ps.	160,155	Ps.	2,667,288

(1)	Does not include equity investments nor undeveloped parcels of land.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

13. Restricted assets

In the ordinary course of business, certain assets of the Company have been restricted for various reasons.

As of June 30, 2010, these restrictions are as follows:

(i)	In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, 50 % of Puerto Retiro S.A., whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by the Company, Puerto Retiro had acquired the land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. The Company is vigorously defending against this case. Management and legal advisors of the Company estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 54.6 million as of June 30, 2010.

(ii)	The Company and subsidiaries still has mortgages on the following properties under certain obligations:

Property	Net Book Value as of June 30, 2010
Edificio República	219,777
Caballito plot of land	36,745
Bariloche plot of land	21,900
Zetol plot of land	14,348
Suipacha 652	10,936
Vista al Muelle plot of land	8,292

(iii)

As of June 30, 2009 the Company had pledged shares of Rummaala under certain obligations. As from October 1st, 2009, Rummaala is merged with CYRSA. Considering the above mentioned merger, the pledge of Rummaala shares was cancelled and issued a new pledge on the CYRSA’s shares.

(iv)	Certain investments, cash and cash equivalents and accounts receivable of the Company were restricted aggregating less than Ps. 0.7 million in total.

(v)	The Company has agreed not to transfer its shares of Manibil or any related right until May, 2011.

(vi)	As part of the securitization program a portion of the proceeds was retained by the trustee and maintained as a cash reserve to serve a collateral for the payment of amounts due of TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

(vii)	To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A. pursuant to the stock purchase agreement of Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

14. Derivative financial instruments

According to the Company’s risk management strategy, the Company may enter into certain derivative transactions to minimize financial costs. The Company did not apply hedge accounting for these transactions.

Liabilities originated from derivative financial instruments relate to foreign-currency forward contracts, as follows:

Forward contracts	Accumulated Gain (Loss)
Open transactions	—
Closed transactions (*)	2,825

Gain on hedge operations	2,825

(*)	Subscribed with Cresud S.A.I.C.F. y A.

The result generated by hedging operations in the fiscal year ended June 30, 2009 included a gain of Ps. 9,679 related to closed transactions and a loss of Ps. 243 related to open transactions.

The result generated by hedging operations in the fiscal year ended June 30, 2008 included a gain of Ps. 500 related to closed transactions and a loss of Ps. 4,600 related to open transactions.

From time to time the company may enter into derivative financial instruments for trading purposes. During the current fiscal year the company subscribed E-Mini S&P contracts and recognized a Ps. 742 gain related to these contracts.

During the fiscal year ended June 30, 2009, the Company did not enter into any derivative financial instruments agreement for trading purposes.

During the fiscal years ended June 30, 2008 the Company did enter into derivative financial instruments for trading purposes to purchase gold and recognized a Ps. 2,689 loss related to these contracts.

15. Tarshop and Metroshop credit card and personal loans receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop and Metroshop, both subsidiaries of the Company, transfer a portion of customer credit card and personal loans receivable balances to master trusts that issue certificates to public and private investors.

Under the securitization programs, the trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card and personal loans receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card and personal loans receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop and Metroshop transfer credit card and personal loans receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop and Metroshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses, net” in the accompanying Consolidated Balance Sheets. CPs are carried at their equity value based on the financial statements issued by the trusts, less allowances for impairment if the carrying amount exceeds their estimated recoverable value and classified as “Other investments, net” in the accompanying Consolidated Balance Sheets. Gain or losses on CPs are reported as a component of “Net (loss)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

15. Tarshop and Metroshop credit card and personal loans receivables securitization (continued)

income from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Tarshop and Metroshop recognize a result on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Expenses related to the securitization of receivables are expensed as incurred.

For the years ended June 30, 2010, 2009 and 2008, the Consumer Financing Segment has recorded a gain of Ps. 37.5 million, a loss of Ps. 46.0 million and a loss of Ps. 1.3 million, respectively, in retained interest in securitized receivables.

As of June 30, 2010 the Company has 16 securitization programs outstanding from Tarshop and 11 securitization programs outstanding from Metroshop, pursuant to which has sold an aggregate amount of Ps. 960.9 million and Ps. 227.5 million, for Tarshop and Metroshop, respectively, of its customer credit card receivable balances to Trusts in exchange for Ps. 805.4 million and Ps. 184.4 million, for Tarshop and Metroshop, respectively, in cash proceeds, Ps. 23.9 million and Ps. 1.7 million, for Tarshop and Metroshop, respectively, variable rate interest TDFs, and Ps. 122.5 million and Ps. 41.4 million, for Tarshop and Metroshop, respectively, nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 40 million and Ps. 10.6 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 12%, Ps. 225.3 million and Ps. 37.6, for Tarshop and Metroshop, respectively, TDFs which pay variable interest rate with a floor of 12.5%, Ps. 71.2 million and Ps. 8.9 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 13%, Ps. 52.7 million for Tarshop TDFs which pay a variable interest rate with a floor of 14.5%, Ps. 94.4 million and Ps. 27.2 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 15%, Ps. 202.7 million and Ps. 9 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 16%, Ps. 53.5 million and Ps. 52.4 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 17%, Ps. 16.8 million for Metroshop TDFs which pay a variable interest rate with a floor of 17.5%, Ps. 21.9 million for Metroshop TDFs which pay a variable interest rate with a floor of 18 % and Ps. 65.6 million for Tarshop TDFs which pay a variable interest rate with a floor of 23%. Except for certain TDFs acquired by Tarshop and Metroshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts have established cash reserves amounting to Ps. 4.7 million and Ps. 0.7 million, for Tarshop and Metroshop, respectively.

16. Income tax and MPIT

The Company accounts for income taxes using the deferred tax method where by deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2010, 2009 and 2008 consists of the following:

	2010		2009		2008
Current income and MPIT expense	Ps.	82,432	Ps.	75,693	Ps.	114,480
Deferred income tax expense		65,995		4,641		(36,368)

(Loss) income and MPIT expense	Ps.	148,427	Ps.	80,334	Ps.	78,112

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

16. Income tax and MPIT (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2010 and 2009 are presented below:

	Balances as of beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Cash equivalents	Ps.	(102)	Ps.	90	Ps.	(12)
Investments		35,638		(7,766)		27,872
Accounts receivable		13,189		(837)		12,352
Other receivables and prepaid expenses		3,821		(2,537)		1,284
Inventory		(7,565)		(4,420)		(11,985)
Fixed assets		(98,741)		(40,535)		(139,276)
Intangible assets		(5,158)		(2,872)		(8,030)
Trade accounts payable		2,966		(2,966)		—
Advances from customers		32,695		5,008		37,703
Short-term and long-term debt		(5,920)		3,410		(2,510)
Salaries and social security		2,008		(173)		1,835
Other liabilities		7,702		(6,130)		1,572
Provisions		2,695		2,231		4,926
Tax loss carryforwards (i)		65,829		37,227		103,056
Valuation allowance		(14,708)		(45,795)		(60,503)

Net deferred income tax asset (liability)	Ps.	34,349	Ps.	(ii) (66,065)	Ps.	(31,716)

(i)	As of June 30, 2010, the Company and its subsidiaries records accumulated tax loss carryforwards of Ps. 294,447, which expire at various dates through 2015.
(ii)	Includes a decrease of Ps. 70 for the Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A.

Income tax expense for the years ended June 30, 2010, 2009 and 2008 deferred from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
	2010		2009		2008
Pretax income	Ps.	526,381	Ps.	213,624	Ps.	160,887
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		184,233		74,768		56,310
Non-deductible expenses		3,003		3,271		22,816
Gain on equity investees		(56,146)		(21,540)		4,623
Change in valuation allowance		42,554		8,031		(9,645)
Tax loss carryforwards (1)		(41,826)		—		—
Inflation adjustment		24,075		25,774		6,352
Others, net		(7,466)		(9,970)		(2,344)

Income and MPIT expense	Ps.	148,427	Ps.	80,334	Ps.	78,112

(1)	During the year ended June 30, 2010, due to a change in tax laws, the Company recognized higher tax loss carryforwards.

Resolution CD 93/2005, issued by the CPCECABA, provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company elected to continue treating differences as permanent. Should the inflation adjustment be treated as a temporary difference for deferred income tax purposes, the shareholders’ equity as of June 30, 2010 would have decreased approximately Ps. 120.1 million with a corresponding effect of Ps. 13.7 million and Ps. 133.8 million in the consolidated statement of income of the year ended June 30, 2010 and retained earnings, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

17. Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all years presented:

	Year ended June 30,
	2010		2009		2008
Numerator:
Net income available to common shareholders	Ps.	334,501	Ps.	158,635	Ps.	54,875
Plus income impact of assumed conversions:
Interest expense on convertible debt		—		—		—
Foreign currency exchange loss on convertible debt		—		—		—

Net income available to common shareholders plus assumed conversions	Ps.	334,501	Ps.	158,635	Ps.	54,875

Denominator:
Weighted-average number of shares outstanding	Ps.	578,676	Ps.	578,676	Ps.	549,277
Plus incremental shares of assumed conversions:
Convertible debt and warrants		—		—		—

Adjusted weighted-average number of shares	Ps.	578,676	Ps.	578,676	Ps.	549,277

Basic and diluted EPS:
Basic EPS	Ps.	0.58	Ps.	0.27	Ps.	0.10
Diluted EPS	Ps.	0.58	Ps.	0.27	Ps.	0.10

18. Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2010	2009	2008
Cash and banks	71,175	66,562	161,748
Current investments	259,168	335,234	383,444

Total cash and banks and current investments as per balance sheet	330,343	401,796	545,192
Less Items not considered cash and cash equivalents:
- Retained interests in securitized receivables	117,248	126,033	45,683
- Mutual funds	53,988	36,787	61,099
- Shares of public companies	4,075	21,603	—
- TDFs	2,846	16,490	2,243
- Government bonds	—	14,095	21,378
- Other investments	48	48	51
- Mortgage bonds issued by BHSA.	784	798	1,286
- U. S. Treasury Bonds	—	—	24,448

Cash and cash equivalents as shown in the consolidated statement of cash flows	151,354	185,942	389,004

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

19. Shopping Neuquén project

The main asset of Shopping Neuquén S.A.(a subsidiary of APSA) is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where the Company is to developing a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (the “Municipality”) and with the Province of Neuquén (the “Province”) (“the Agreement”) by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center would be built. The Agreement was subject to two conditions, both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality, and (ii) the approval by the Municipality of the new project and extension of the environmental impact study.

The Agreement put an end to the law suit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén, in which the only pending issue was the determination of fees of the attorneys of the City Hall that are in charge of Shopping Neuquén. On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which the pending fees borne by Shopping Neuquén were established. Such decision is not final and Shopping Neuquén has appealed it through the submission of an explanatory appeal on November 12, 2010, an appeal for annulment on November 17, 2010, and an extraordinary appeal on November 24, 2010.

According to the terms of the Agreement, Shopping Neuquén S.A. submitted the corresponding project plans within the required timeframe of 150 days as from approval date due February 17, 2008. The Municipality objected to certain terms of the plans and Shopping Neuquén S.A. requested an extension to the term to submit a revised plan.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality executed a revised agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments were filed. The Municipality also questioned on certain matters, which were replied. On January 18, 2010, the Municipality requested changes to the plans, which were finally approved on April 8, 2010.

Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket) for which the respective permits were obtained. Shopping Neuquén S.A. started construction on July 5, 2010.

The first construction stage should be completed within a 22-month period as from July 2010.

In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company’s plots acquired to the Municipality of Neuquén. (See Note 26 (xi)).

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

The ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the Company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney’s fees. In March 2004, LLH paid Ps. 9,2 million in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

20. Llao Llao Resorts S.A. (continued)

LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 14, 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR was not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April 2010, LLR paid Ps. 13,1 million in cash and bonds.

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the NPA argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the NPA, the outstanding balance to be deposited by LLR would amount to US$ 659.

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked Ps. 2,589 under “Other current liabilities—Payables to National Parks Administration”, that is the amount in Pesos equivalent to the interest claimed by the plaintiff.

On August 6, 2010, the plaintiff filed a response to the most recent service of process. On September 10, 2010, the trial court judge resolved that the amount deposited by Llao Llao Resorts S.A. is not sufficient to cover the amount of the payment order. An appeal against this resolution was filed on behalf of Llao Llao Resorts S.A. alleging that there has been a material error incurred by the trial court.

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. As soon as Llao Llao Resorts S.A. is officially notified of the fees as calculated by the court, it is going to lodge an appeal against them for considering them excessively high.

21. BHSA exposure to public sector

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

Following the Argentine crisis in December 2001 and to prevent widespread insolvencies, the Argentine Government pledged to provide offsetting compensation to banks. To that end, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, and entitled the BCRA to determine the pertinent rules.

After a series of presentations Banco Hipotecario S.A. submitted the final presentation and in September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

21. BHSA exposure to public sector (continued)

Exposure to the non-financial public sector

As of June 30, 2010 and 2009, Banco Hipotecario S.A. had assets with the non-financial public sector for Ps. 2,251,808 and 2,884,542, respectively, booked in its financial statements.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. Through Communication “A” 4546 of July 9, 2006, regarding the assistance to the Public Sector, it was established that as from July 1, 2007, such limit was 35% (average measured) of total Assets of the last day of the previous month.

As of June 30, 2010 and 2009 the assistance to the Public Sector reaches 20.2% and 24.5%, from total Assets, respectively.

Banco Hipotecario’s Treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay, with the treasury shares, the StAR coupons resulting from the debt restructuring, as advisable, based on the contractually agreed valuation methods and their actual market value and after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario made a preemptive sale offer of 36.0 million of its treasury shares to its existing shareholders (see Note 26 (iv) for subsequent event details).

22. Hoteles Argentinos mortgage loan

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$ 5.07 million due in March, 2010.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed funds from Standard Bank Argentina again, in the amount of Ps. 19.0 million, which will accrue interest at a 16.25% fixed nominal interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a security interest for this transaction, the Company entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA’s default.

23. Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

23. Compensation plan for executive management (continued)

and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company’s contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager receives the Company’s contributions only if he or she has participated in the Plan for at least 5 years.

Security charges of the Company amounted Ps. 2,477 and Ps. 2,657 for the fiscal years ended June 30, 2010 and 2009, respectively.

24. Financing and occupation agreement with NAI Internacional II, INC.

APSA acquired Empalme in December, 2006. Prior to APSA’s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Cordoba Shopping for up to US$ 8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997, renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loan balances remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

Principal owed as of June 30, 2010 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances—Lease and pass-through expenses advances for Ps. 18.7 million.

25. Acquisition of Company’s shares by Cresud S.A.C.I.F. y A.

During the year ended June 30, 2009, Cresud S.A.C.I.F. y A. (“Cresud”, a Company’s shareholder) acquired additional shares of the Company. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution 21. As of June 30, 2010, Cresud’s equity interest in the Company amounts to 57.49%.

26. Subsequent events

(i)	Acquisition of Unicity S.A (“Unicity”)

In early September 2010, and through E-Commerce Latina S.A., the Company acquired 100% of the stock capital of Unicity S.A. for the sum of US$ 2.5 million. Unicity capitalized its debt with the Company in exchange of 36,036,000 shares representing 88.61% of Unicity capital stock, being held by E-Commerce the remaining 11.39%. Following this transaction, the Company owns 100% of Solares de Santa María S.A. capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26. Subsequent events (continued)

(ii)	Escrow Agreement—Metropolitan 885 Third Ave. LLC (“Metropolitan”)

On August 4, 2010, IRSA transferred US$15.0 million into an escrow account in order to facilitate negotiations with our creditors. As a result of such negotiations, the parties involved reached an agreement in order to restructure our debt as follows: (i) mortgage debt would be reduced from US$210 million to US$130 million at a rate of Libor + 400 basis points, with a maximum rate of 6.25% and a maturity term of 7 years; (ii) junior debt of US$45.0 million (not including accrued interest) would be canceled by the payment of approximately US$2.25 million in cash, and (iii) we will keep two ground leases, on the same terms and conditions they were originally granted, for a remaining term of 66 years. This restructuring has been approved by both creditors and the court.

(iii)	Issuance of notes

On July 20, 2010, the Company issued non-convertible notes for a nominal value of US$ 150 million (“Series 2 Notes”) under its Global Program for the Issuance of notes for a nominal value of up to US$ 400 million maturing on July 20, 2020. The issuance price was 97.838% of the nominal value and it will accrue interest at a nominal 11.5% annual interest rate to be paid half-yearly on January 20 and June 20 each year, starting on January 20, 2011.

(iv)	Acquisition of additional shares in BHSA

On July 26, 2010, in the framework of the offering mentioned in Note 21, the Bank sold approximately 26.9 million of its treasury shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining offered Class D shares, to the cancellation of the StAR coupons maturing on that date.

Exercising its preemptive right, the Company took part in the offering and acquiring 26,197,564 Class D shares totaling Ps. 36.2 million. As a result of this transaction, the Company’s ownership interest in BHSA increased from 28.03% to 29.78% of BHSA’s capital stock (without considering treasury shares).

(v)	Acquisition of the building located at 183 Madison Avenue, New York, NY

On August 26, 2010, IRSA and other U.S. partners entered into a conditional purchase agreement to acquire a 18-story building located at 183 Madison Avenue, New York, NY, in one of Manhattan’s most prominent neighborhoods known as “Midtown South”. The building has approximately 22,893 square meters of leasable area and, as of September 30, 2010, its occupancy rate was approximately 72%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26. Subsequent events (continued)

On August 30, 2010, we transferred US$7.3 million to the seller as deposit for the execution of the purchase agreement.

On December 15, 2010 we reported that the acquisition transaction was closed through our subsidiary Rigby 183 LLC (“Rigby 183”), in which we have an 8% indirect interest through Real Estate Strategies (“RES”) and a 49% indirect interest through IMadison LLC. The purchase price paid by Rigby 183 was US$85.1 million, of which US$45.1 million was paid in cash and the balance of US$40.0 million was financed through seller’s financing. Rigby 183 has obtained an additional financing of U$S10.0 million from a third party, which has not been disbursed yet, in order to perform refurbishments and improvements on the building.

On December 17, 2010, we informed that we were negotiating the sale of the 8% interest in Rigby 183 held by RES.

(vi)	Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters was transferred to the Company. The transaction excludes any receivable or payable arising out of INCSA business prior to the transaction and a building which currently is being operated as a hypermarket within the same premises.

INCSA will surrender the title deed to the Company within 30 working days as from registration of title with regulatory authorities. The transaction was filed with the National Antitrust Commission. The Company is still in the process of determining the fair values of the net assets acquired for purposes of the purchase price allocation process.

Since the acquisition of the Soleil Factory was completed on July 1, 2010, the Company must now commence the works in Tucuman plot of land on May 2, 2011. However, INCSA must comply with certain obligations prior to the commencement of the works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to the Company.

(vii)	Sale of Beruti plot of land

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase with a condition precedent by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed. On November 5, 2010, TGLT advanced a payment of US$10.7 million on December 16, 2010. The title deed to the Beruti plot of land was executed.

(viii)	Acquisition of additional Hersha’s shares

On October 22, 2010, the Company through REIG, acquired 2,952,625 ordinary shares of Hersha Hospitality Trust (“Hersha”) at a price of US$ 5.80 per share, totaling US$ 17.1 million. Following this acquisition, the Company’s ownership interest in Hersha amounts to 10.72% of Hersha’s outstanding capital. Besides, if the purchase option mentioned in Note 2.g A.1 was exercised and Hersha didn’t issue new shares in favor of third parties, the Company’s ownership interest in Hersha would amount to 13.63%.

(ix)	Sale of Alto Palermo’s Notes

On October 12, 2010 the Company sold Alto Palermo’s Series I Notes for a nominal value of US$ 39.6 million that it had acquired in fiscal 2009 for US$ 38.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26. Subsequent events (continued)

(x)	Shareholders’ Meeting dated October 29, 2010

The Company shareholders met and approved the following actions, among other things:

•	To increase the Global Program for the Issuance of Negotiable Obligations from US$ 400 to US$ 450 million;

•	The payment of a cash dividend of Ps.120 million;

•	The payment of fees to the Board of Directors for Ps. 27.8 million;

•	The payment of a bonus to the Company’s management equivalent to up to 1% of its outstanding capital stock.

(xi)	Shopping Neuquén project

On November 8, 2010, Shopping Neuquén S.A. was served notice of a court resolution establishing the amount of legal costs and fees to be paid by Shopping Neuquén related to prior litigation with the Municipality (see Note 19). The resolution is not firm and Shopping Neuquén is currently evaluating its course of action.

(xii)	Letter of intent Plot of land Paraná

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

(a)	US$ 0.05 million was settled as prepayment on July 14, 2009,

(b)	US$ 0.1 million was settled upon executing such agreement, and

(c)	US$ 0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

APSA will be the only party in charge of carrying out administrative formalities to the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

(xiii)	Acquisition of shares of TGLT

On October 29, 2010, TGLT S.A. completed the initial public offering of its shares on the Buenos Aires Stock Exchange, thus complying with the condition to which the operation was subject.

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, following its initial public offering for $47.1 million under the initial public offering of the latter.

(xiv)	Acquisition of companies in Uruguay

On December 17, 2010, the Company and Cyrela signed a share purchase agreement by which the Company reacquired from Cyrela 50% of Liveck capital stock for US$ 2.7 million. This amount is equivalent to the contributions made to Liveck by Cyrela. Consequently, as of the issuance of these financial statements the Company stake in Liveck raised to 100%.

As part of the agreement the Company assumed the obligation to hold harmless Cyrela in case of receiving a claim from the sellers of Zetol. Also, if unable to obtain, within 24 month as from the date of the agreement, the release of Cyrela from the guarantee given in favor of the mentioned sellers, the Company is forced to issue a new security equal to the 45% of the outstanding balance, interest hereon and the option right of the sellers of Zetol, in favor of Cyrela.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

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

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Reconciliation of net income:

	Year ended June 30,
	2010		2009		2008
Net income as reported under Argentine GAAP attributable to IRSA	Ps.	334,501	Ps.	158,635	Ps.	54,875
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 27.I.(a))		(26,369)		(96,440)		9,979
Accounting for marketable securities (Note 27.I.(b))		13,752		19,774		45,238
Depreciation of fixed assets (Note 27.I.(d))		536		782		541
Pre-operating and organization expenses (Note27.I.(e))		(8,296)		(11,202)		(1,061)
Differences in basis relating to purchase accounting
-Arcos del Gourmet (Note 27.I.(g))		58,470		—		—
-Purchase accounting – Amortization and depreciation expenses (Note 27.I.(h))		6,482		(654)		3,809
Securitization accounting (Note 27.I.(i))		(2,280)		7,390		4,455
Present-value accounting (Note 27.I.(j))		(3,461)		13,875		4,661
Reversal of previously recognized impairment losses (Note 27.I.(k))		3,113		9,577		1,572
Accounting for IRSA Convertible Notes (Note 27.I.(l))		—		—		(466)
Reversal of loss recognized on troubled debt restructuring (Note 27.I.(m))		—		—		6,908
Accounting for real estate barter transactions (Note 27.I.(n))		735		12,362		17,332
Reversal of (gain) loss from valuation of inventories at net realizable value (Note 27.I.(o))		(6,552)		10,371		145
Amortization of fees related to Series II of APSA Non-Convertible Notes (Note 27.I.(q))		(97)		70		209
Software developed or obtained for internal use (Note 27.I.(r))		49		58		60
Reversal of capitalized foreign exchange differences (Note 27.I.(s))		(1,984)		(72,674)		5,786
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 27.I.(t))		(167)		(148)		(132)
Revenue recognition – deferred commissions (Note 27.I.(u.1))		(3,187)		(4,006)		(3,324)
Revenue recognition – scheduled rent increases (Note 27.I.(u.2))		17,015		6,860		5,341
Deferred revenues – insurance & fees (Note 27.I.(u.3))		22,925		(3,377)		(17,122)
Derecognition of Put option (Note 27.I.(v))		(3,582)		(40,334)		—
Deferred income tax (Note 27.I.(w))		21,101		(26,925)		1,869
Non controlling interest (Note 27.I.(x) and 27. II (r))		(39,851)		22,653		(18,559)

Net income under US GAAP attributable to IRSA	Ps.	382,853	Ps.	6,647	Ps.	122,116

Non controlling interest		83,304		(47,998)		46,459

Net income (loss) under US GAAP	Ps.	466,157	Ps.	(41,351)	Ps.	168,575

Earnings per share under US GAAP attributable to IRSA (Note 27.II.(j)):
Basic net income per common share	Ps.	0.66	Ps.	0.01	Ps.	0.22
Diluted net income per common share	Ps.	0.66	Ps.	0.01	Ps.	0.22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Reconciliation of shareholders’ equity:

	As of June 30,
	2010	2009
Total shareholders’ equity under Argentine GAAP attributable to IRSA	Ps. 2,403,046	Ps. 2,095,662
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 27.I.(a))	(40,534)	(202,501)
Accounting for investment in Hersha Hospitality Trust (Note 27.I. (c))	111,444	—
Depreciation of fixed assets (Note 27.I.(d))	(7,832)	(8,368)
Pre-operating and organization expenses (Note 27.I.(e))	(23,868)	(15,572)
Mortgage payable with no stated interest rate (Note 27.I.(f))	(2,029)	(2,029)
Differences in basis relating to purchase accounting
-Original value (Note 27.I.g)	48,197	48,197
-Arcos del Gourmet (Note 27.I.(g))	69,651	—
-Purchase accounting – Amortization and depreciation expenses (Note 27.I.(h))	26,968	20,486
Present-value accounting (Note 27.I.(j))	15,715	19,176
Reversal of previously recognized impairment losses (Note 27.I.(k))	(102,972)	(106,086)
Accounting for real estate barter transactions (Note 27.I.(n))	(29,409)	(30,144)
Reversal of gain from valuation of inventories at net realizable value (Note 27.I.(o))	(18,719)	(12,167)
Appraisal revaluation of fixed assets (Note 27.I.(p))	(3,953)	(3,953)
Amortization of fees related to Serie II of APSA Non-Convertible Notes (Note 27.I.q)	182	279
Software obtained for internal use (Note 27.I.(r))	(7)	(56)
Reversal of capitalized foreign exchange differences (Note 27.I.(s))	(69,304)	(67,320)
Debtor’s accounting for a modification of APSA convertible debt instruments (Note 27.I.(t))	483	650
Revenue recognition – Deferred commissions (Note 27.I.(u.1))	(25,084)	(21,897)
Revenue recognition – Scheduled rent increases (Note 27.I.(u.2))	37,023	20,008
Deferred revenues – insurance & fees (Note 27.I.(u.3))	(12,603)	(35,528)
Derecognition of Put option (Note 27.I.(v))	(48,461)	(44,877)
Deferred income tax (Note 27.I.(w))	(169,752)	(155,868)
Non controlling interest on adjustments above	38,342	90,034

Shareholders’ equity under US GAAP attributable to IRSA	2,196,524	1,588,126

Non controlling interest	521,374	370,060

Shareholders’ equity under US GAAP	Ps.2,717,898	Ps.1,958,186

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

Description of changes in shareholders’ equity under US GAAP:

	Year ended June 30,
	2010			2009
	IRSA	Non- controlling interest	Total	IRSA	Non- controllig interest	Total
- Shareholders’ equity as of the beginning of the year under US GAAP	Ps. 1,588,126	370,060	1,958,186	Ps. 1,640,864	385,959	2,026,823
- Cash dividends	(31,727)	(23,658)	(55,385)	—	(23,540)	(23,540)
- Other comprehensive income (Note 27.II.(o))	252,664	654	253,318	(67,691)	(911)	(68,602)
-Non-controlling shareholder´s contribution	—	80,511	80,511	—	56,188	56,188
-Current translation adjustment	4,608	—	4,608	8,306	—	8,306
- (Acquisition) sell of Company	—	(1,574)	(1,574)	—	362	362
-Non-controlling in Arcos	—	12,077	12,077	—	—	—
- Net income (loss) under US GAAP	382,853	83,304	466,157	6,647	(47,998)	(41,351)

- Shareholders’ equity as of the end of the year	Ps. 2,196,524	521,374	2,717,898	Ps. 1,588,126	370,060	1,958,186

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(a) Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As of June 30, 2010, the equity investees of the Company are BHSA, BACSA, Manibil and Metropolitan. The investment in Metropolitan was valued at zero and a liability was recognized related to the maximum amount committed to fund its operations. The US GAAP adjustments on the Company´s equity investees related primary to (i) troubled debt restructuring; (ii) loan loss reserves; (iii) loan origitantion fees and costs; (iv) securitization of mortgaged loans and (vi) impairment of fore closed assets, among others.

During the years ended June 30, 2010 and 2009, the Company acquired additional shares in BHSA. Both acquisitions were accounted for under the purchase method of accounting under Argentine GAAP. The majority of the assets and liabilities on BHSA’s balance sheet are financial assets carried at fair value, or are short-term in nature. The carrying value of these short-term assets approximates fair value. In both acquisitions, the fair value of BHSA’s net assets exceeded the purchase price paid. When the fair value of the net assets acquired exceeds the consideration paid, negative goodwill exists under Argentine GAAP. Under Argentine GAAP, non-financial assets were written down against the negative goodwill in both acquisitions. Any remaining negative goodwill was immediately recognized as a gain in the respective periods. Accordingly the Company recorded gains of Ps. 70.4 million and Ps.133.0 million as a result of these transactions under Argentine GAAP.

US GAAP requires that the difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary. The difference at the date of purchasing the additional shares in BHSA between the cost of the investment and underlying equity in net assets was accounted for according to its nature. The Company applied the provisions of ASC N° 805 “Business Combination” (ASC No. 805), in assigning this difference. Under US GAAP authoritative literature, the concept of a “bargain purchase” (the purchase price was substantially lower than the fair value of the underlying net assets) does not apply to an equity method investment since the investor does not control the underlying assets of the investee and therefore would not be able to realize the gain by selling the underlying assets of the investee to unlock this gain. Accordingly, under US GAAP the reconciling item includes the reversal of the gains of Ps. 70.4 million and Ps. 133.0 million for the years ended June 30, 2010 and 2009, respectively. Under US GAAP these gains are deferred and will be recognized upon consolidation of selling of the shares of BHSA.

Including the impact of the reversal of the gain explained above, the impact of other US GAAP adjustments to the financial statements of equity investees prepared under Argentine GAAP were a loss of Ps. 26.4 million, a loss of Ps. 96.4 million and a gain of Ps. 10.0 million for the years ended June 30, 2010, 2009 and 2008, respectively, net of Ps. 188.3 million, Ps. (51.4) million and Ps. (33.0) million of other comprehensive income adjustments for the years ended June 30, 2010, 2009 and 2008 (See Note 27.II.(o)).

(b) Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds, shares of public companies, government and mortgage bonds are carried at fair value, with unrealized gains and losses included in the statement of income.

Under US GAAP, the Company has classified all of these investments as available-for-sale and carried them at fair value with unrealized gains and losses, included in shareholders’ equity in accordance with ASC No. 320, “Investments – Debt and Equity Securities” (ASC No. 320). The Company’s investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(b) Accounting for marketable securities (continued)

Under US GAAP gross realized gain was Ps. 13,8 million, Ps. 19.8 million and Ps. 19.3 million for the years ended June 30, 2010, 2009 and 2008, respectively.

Unrealized gains and losses determined to be temporary are recorded as other comprehensive income, net of related deferred taxes, until realized. Unrealized losses determined to be other than temporary are recognized in the period the determination is made. As of the date of these consolidated financial statements, the Company has not determined any unrealized losses to be other than temporary.

The cost and estimated fair values of available for sale securities at June 30, 2010, 2009 and 2008 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain		Gross unrealized Loss
June 30, 2008
Mutual funds	Ps.	89,732	Ps.	92,053	Ps.	2,378	Ps.	(57)
Dolphin Fund		27,882		58,070		30,188		—
Mortgage bonds		1,199		1,286		87		—
Government bonds		48,821		45,877		—		(2,944)

	Ps.	167,634	Ps.	197,286	Ps.	32,653	Ps.	(3,001)

June 30, 2009
Mutual funds	Ps.	110,107	Ps.	110,794	Ps.	687	Ps.	—
Dolphin Fund		22,751		30,217		7,466		—
Shares of public companies		20,061		21,603		1,542		—
Mortgage bonds		615		798		183		—
Government bonds		14,129		14,129		—		—

	Ps.	167,663	Ps.	177,541	Ps.	9,878	Ps.	—

June 30, 2010
Mutual funds	Ps.	99,791	Ps.	100,766	Ps.	975	Ps.	—
Dolphin Fund		38,097		33,401		—		(4,696)
Shares of public companies		4,240		4,074		—		(166)
Mortgage bonds		771		783		12		—
Government bonds		49		49		1		—

	Ps.	142,948	Ps.	139,073	Ps.	988	Ps.	(4,862)

The information and the reconciliation item regarding the investment in Hersha Hospitality Trust, an available for sale security por US GAAP purposes, has been included separately in note 27. I. c).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(c) Accounting for the investment in Hersha Hospitality Trust

The Company has a 10.9% investment in Hersha Hospitality Trust as of June 30, 2010 (See Note 2.g.A.1). Under Argentine GAAP, this investment has been valued at cost. Under US GAAP, since the investment in Hersha represents an investment in an equity security with a readily determinable fair values and not held for trading, the investment has been valued at fair value in accordance with ASC No. 320. Gains or losses resulting from changes in fair value are recognized in other comprehensive income in the shareholders ´equity.

The cost and estimated fair values of Hersha Hospitality Trust at june 30, 2010 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain		Gross unrealized Loss
June 30, 2010
Hersha Hospitality Trust	Ps.	204,553	Ps.	315,997	Ps.	111,444	Ps.	—

	Ps.	204,553	Ps.	315,997	Ps.	111,444	Ps.	—

(d) Depreciation of fixed assets

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

(e) Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-operating activities of the Company’s shopping centers, residential projects and expenses incurred in the organization of subsidiaries. These costs are generally amortized on a straight-line basis over periods ranging from 3 to 5 years commencing upon the opening of the shopping center and/or launching of a project. Under US GAAP, pursuant ASC No. 720-15, “Other expenses-start up costs” (ASC No. 720-15), such costs are charged to income as incurred. The US GAAP adjustments for the years ended June 30, 2010, 2009 and 2008 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expenses on costs capitalized under Argentine GAAP and expensed under US GAAP.

(f) Mortgage payable with no stated interest rate

In 1991, the Company obtained a non-interest bearing mortgage with a face value of US$ 3,300 to acquire a property (Suipacha 652/64). Under Argentine GAAP, the Company did not make any fair value adjustment for this non-interest bearing mortgage. Under US GAAP however, the non-interest bearing mortgage held by the Company was recorded at the estimated market value of the note. The Company used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt. This mortgage was fully repaid in November 1996. As a result, Ps. 2,000 decreased the carrying value of the acquired property. This adjustment gives rise to differences in depreciation expense and is included in the line item “Depreciation and amortization expense” in the US GAAP reconciliation.

(g) Differences in basis relating to purchase accounting

Effective July 1, 2009, the Company applied the provisions of FASB Statement No. 141R “Business Combinations” (FAS 141R) or ASC No. 805 “Business Combinations” (“ASC No. 805”), for all business combinations for which the acquisition date is on or after the beginning of its fiscal year ended June 30, 2010, i.e. July 1, 2009. For all

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(g) Differences in basis relating to purchase accounting (continued)

business combinations for which its acquisition date was prior to July 1, 2009, the Company applied the provisions of FAS 141.

Acquisitions for which their acquisition date was before July 1, 2009

As discussed in Note 3.g., under Argentine GAAP, the Company follows the guidance in RT No. 18 in accounting for business combinations. Under Argentine GAAP, the Company applies the purchase method of accounting and accordingly it allocates the purchase price based on the fair value of net assets acquired. When the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price paid, negative goodwill exists. Under Argentine GAAP, if after a reassessment is made and negative goodwill continues, any amount of negative goodwill is allocated to reduce the value of intangible assets acquired to zero. Any remaining amount of negative goodwill is amortized under the straight-line method over the respective periods. During the period from July 1, 2005 through June 30, 2009, the Company recognized negative goodwill namely “Empalme”, “Palermo Invest”, “Bouchard 551”, “Dock del Plata” and “Mendoza Plaza Shopping”.

Under US GAAP, the Company applied the provisions of FAS 141 to the “The Empalme”, “Palermo Invest”, “Bouchard 551”, “Dock del Plata” and “Mendoza Plaza Shopping” acquisitions. There was no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under FAS 141, when negative goodwill existed, eligible assets (tangible and intangible) were subject to pro rata reduction.

Accordingly, under US GAAP, certain intangible assets and liabilities were recognized while assigned a zero value under Argentine GAAP. The Company therefore recognized a liability for below-market leases of Ps. 28.6 million in 2008 and an intangible asset for in-place leases of 23.0 million in 2007, for the “Empalme”, “Palermo Invest”, “Bouchard 551”, “Dock del Plata” and “Mendoza Plaza Shopping”acquisition.

The fair value of below market leases was recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis. Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There was no US GAAP adjustment to equity for these items.

In addition, the US GAAP reconciling item includes various adjustments related to purchase accounting differences for certain business combinations which occurred prior to the year ended June 30, 2005 between US GAAP and Argentine GAAP prior to the adoption of revised accounting standards in Argentina. For business combinations, which occurred prior to that date, the application of US GAAP standards to those business combinations resulted in differences between the amount of goodwill recorded for Argentine GAAP and US GAAP purposes. Following the adoption of pre-codification FAS 142 or ASC No. 350, “Intangible-goodwill and Other” (ASC No. 350), goodwill amortization ceased under US GAAP effective July 1, 2002. Total goodwill under US GAAP as of the date of adoption of ASC No. 350 was Ps. 48.2 million.

The differences between Argentine GAAP and US GAAP described above related to the acquisitions which occurred prior to July 1, 2009 impacted the US GAAP adjustments to net income as described in Note 27.I.(h). and representing the net effect of (i) reversing the amortization expense of negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on lower amounts of fixed assets under US GAAP (reduced on a pro rata basis to allocate negative goodwill); (iii) amortization charges for intangible assets recognized under US GAAP (and reduced to zero under Argentine GAAP); and (iv) reversing the amortization of goodwill charged under Argentine GAAP and ceased under US GAAP since June 30, 2002.

Acquisitions for which their acquisition date was after July 1, 2009

As discussed in Note 2.g.A.10, on November 27, 2009, the Company completed the acquisition of an 80% controlling interest in Arcos. Arcos is a company holder of a concession right to exploit the land and attached assets owned by the ONABE. The concession is for an initial term of sixteen years renewable at the option of the holder for an additional four year period. Under the concession, the Company is obligated to pay a monthly concession fee of Ps. 0.1

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(g) Differences in basis relating to purchase accounting (continued)

million to ONABE. The land and attached assets (mainly old warehouses and adjacent spaces) are capable of being reconverted into a shopping mall, cultural complex and other recreational facilities after incurring significant capital expenditures. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. The holders of the rights from ONABE were individual persons who did not have the financial feasibility, expertise and scale to obtain the projected returns from the concessioned assets as well-established real estate market participants in the arca have. Thus, they agreed to sell their rights to the Company for a fair amount of consideration although far below the fair value of the business. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.h. In the acquisition of Arcos, the principal asset acquired was the concession right and since negative goodwill existed, this intangible was reduced by the amount of negative goodwill absorbing it completely. Therefore, no negative goodwill remained under Argentine GAAP. In addition, under Argentine GAAP, the minority interest was recognized at the proportionate share of the acquiree´s indentifiable net assets (the proportionate share method) at the acquisition date.

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, the noncontrolling interest is recognized at fair value at the date of acquisition. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any noncontrolling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred.

As a result of the above explanation, the US GAAP adjustment for the acquisition of Arcos represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 58.8 million; (ii) the recognition of the non-controlling interest at fair value for Ps. 12.1 million; and (iii) the charge expense of transaction costs for Ps. 0.4 million.

Pro forma results as if the acquisition had occurred as of the beginning of the comparative fiscal year have not been presented based on materiality grounds.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows (in thousands):

Cash and cash equivalents acquired	Ps.	13
Fair value of non-cash assets acquired		103,120
Fair value of liabilities assumed		(8,124)

Fair value of net assets acquired		95,009

Minority interest		(12,077)
Purchase price		24,108
Seller financing		(14,213)
Cash and cash equivalents acquired		(13)
Advance payments		(2,254)

Net cash paid for the acquisition	Ps.	7,628

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(g) Differences in basis relating to purchase accounting (continued)

Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters was transferred to the Company. The transaction excludes any receivable or payable arising out of INCSA business prior to the transaction and a building which currently is being operated as a hypermarket within the same premises. The Company is analyzing the current value of the identifiable assets and liabilities acquired, as established in the FAS 141 (R).

Treatment of goodwill

Effectively July 1, 2002, the Company does not amortize goodwill under US GAAP. ASC 350 requires the Company to periodically test for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. The Company performs its annual impairment testing as of June 30, using a two-step process that begins with an estimation of the fair values of the reporting units that have goodwill.

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

The Company performed step 1 impairment tests of recorded goodwill as of June 30, 2010 amounting to Ps. 47.2 million. The step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary.

h) Purchase accounting—Amortization and depreciation expenses

This reconciling item should be read in conjunction with item 27 I.g. above.

Acquisitions for which their acquisition dates was before July 1, 2009

Under Argentine GAAP, goodwill continues to be amortized under the straight-line method generating amortization expense of Ps. 12.9 million for the years ended June 30, 2010, 2009 and 2008. Under US GAAP, amortization expense recorded was reversed for all periods presented.

Due to the differences in the purchase price allocation process, generally when negative goodwill exists, there are differences in the carrying amount of fixed assets and intangible assets acquired between Argentine GAAP and US GAAP. As a result, the US GAAP adjustment to income represents the net effect of (i) amortization charges for intangible assets recognized under US GAAP; (ii) higher amortization of deferred revenues (below-market leases); (iii) lower depreciation charges on fixed assets; and (iv) reversal of the amortization of the negative goodwill recorded under Argentine GAAP. The net effect of all of these adjustments amounted to Ps. 2.7 million, Ps. 2.8 million and Ps. 3.5 million during the years ended June 30, 2010, 2009 and 2008, respectively.

Acquisitions for which their acquisition dates was after July 1, 2009

As a result of the explanation in Note 27.I.g, the US GAAP adjustment for the acquisition of Arcos represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 58.8 million (ii) the recognition of a non controlling interest at fair value for Ps. 12.1 million; and (iii) the charge to expense of transaction costs for Ps. 0.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(i) Securitization accounting

The Company enters into ongoing revolving-period securitization programs through its subsidiaries Tarshop and Metroshop, transfering credit card receivables to trusts in exchange for cash and retained interests in the trusts (known as “CPs”). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to APSA on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income (loss) from retained interest in securitized receivables” in the accompanying statements of income. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company adopted ASC No. 860, “Transfers and Servicing” (ASC No. 860). ASC No. 860 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. AS No. 860 also requires separate recognition of servicing assets and servicing liabilities which must be initially measured at fair value, if practicable. Subsequent to initial recognition, an entity may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value. As of June 30, 2010 and 2009, the Company has recorded a servicing liability of Ps. 0.7 million and Ps. 1.5 million.

The retained interests in securitized credit card receivables are treated as an equity security classified as available-for-sale in accordance with ASC No. 320 and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with ASC No. 860. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. ASC No. 320, also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(i) Securitization accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest under US GAAP for the years ended June 30, 2010, 2009 and 2008:

	Cost		Estimated Unrealized (loss) gain (i)		Fair value (ii)
Balance at June 30, 2007	Ps.	54,657	Ps.	8,470	Ps.	63,127
Increase in retained interest		69,134		—		69,134
Liquidation of retained interest		(2,927)		—		(2,927)
Unrealized loss		—		(25,334)		(25,334)
Reclassifications of unrealized losses		(16,864)		16,864		—

Balance at June 30, 2008	Ps.	104,000	Ps.	—	Ps.	104,000
Increase in retained interest		99,895		—		99,895
Liquidation of retained interest		(54,182)		—		(54,182)
Change in Unrealized gain/(loss)		—		(21,791)		(21,791)
Reclassification of unrealized losses		(15,054)		15,054		—

Balance at June 30, 2009	Ps.	134,659	Ps.	(6,737)	Ps.	127,922
Increase in retained interest		56,724		—		56,724
Liquidation of retained interest		(71,807)		—		(71,807)
Change in Unrealized gain/(loss)		—		2,280		2,280

Balance at June 30, 2010	Ps.	119,576	Ps.	(4,457)	Ps.	115,119

(i)	Unrealized losses for the year ended June 30, 2008 were included in earnings (losses). Unrealized losses for the year ended June 30, 2009 related to those interests in securitized receivables which were issued up to June 30, 2008, were included in earnings (losses).
(ii)	Unrealized gains for the year ended June 30, 2010 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2010 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate	Ps.	(534)	Ps.	(1,066)

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

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(j) Present-value accounting

As indicated in Note 3.i., under Argentine GAAP, certain other receivables and liabilities are measured at present-values as of year-end. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

(k) Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed in 2010, 2009 and 2008 amounted to Ps. 1,2 million, Ps. 1.1 million and Ps. 2.7 million. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Previously impairment losses reversed under Argentine GAAP increased the assets costs giving rise to higher depreciation expenses. These higher depreciation charges are reversed under US GAAP which for the years ended June 30, 2010, 2009 and 2008 amounted to Ps. 4.3 million, Ps. 4.3 million and Ps. 4.3 million, respectively.

In 2009, certain assets were sold. The cost basis of these assets under US GAAP was lower than under Argentine GAAP due to reversal of previously impairment losses under Argentine GAAP. Consequently, the gain on the sale under US GAAP was higher in Ps. 6.4 million.

Therefore, the US GAAP adjustment represents the net effect of (i) a loss for the reversal of previously recognized impairment losses under Argentine GAAP; (ii) a gain for lower depreciation charges under US GAAP; and (iii) a higher gain on the sale of assets under US GAAP in 2009.

(l) Accounting for IRSA Convertible Notes

In November 2002, the Company issued US$ 100.0 million of Convertible Notes with non-detachable warrants to acquire additional shares of common stock. The Convertible Notes were convertible, at any time, at the option of the holder, into a fixed number of common shares. Once converted, the holder had the right to acquire an additional equal number of shares at the exercise price of the warrant. Under Argentine GAAP, no proceeds were allocated to the conversion feature and non-detachable warrants. The Convertible Notes were fully paid as of June 30, 2008.

The Company applied ASC No. 470-20, “Debt—Debt with Conversion and Other Options” (ASC No. 470-20) which addresses how a beneficial conversion amount should be measured when an entity issues a convertible instrument that, if converted, will result in the holder receiving common stock and other equity instruments of the issuer, such as warrants to acquire common stock of the issuer. Under ASC No. 470-20, the intrinsic value of the conversion option should be computed based on a comparison of (a) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option and (b) the fair value at the commitment date of the common stock to be received by the holder upon conversion. The excess of (b) over (a) is the intrinsic value of the embedded conversion option that should be recognized by the issuer at the issuance date for the convertible instrument. Under ASC No. 470-20 a discount resulting from recording a beneficial conversion option for convertible instrument that have a stated redemption date is to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. ASC No. 470-20 also states that the entire unamortized discount, if any, remaining at the date of conversion should be immediately recognized as interest expense.

Under ASC No. 470-20, the Company allocated Ps. 36.1 million of the proceeds received, representing the intrinsic value of the embedded beneficial conversion feature at the commitment date, to additional paid-in capital (Ps. 23.5 million net of income tax). The resulting debt discount was recognized as expense over the term of the Convertible Notes. Upon conversion, warrants were recognized as additional paid-in capital and any unamortized discount was immediately recognized as interest expense. Total discount amortization recognized during the year ended June 30, 2008 totaled Ps. 466 (included accelerated amortization recognized as a result of conversions made during those years). As Convertible Notes were denominated in U.S. Dollars, the US GAAP adjustment also includes the elimination of exchange rate differences between the Argentine peso and the U.S. Dollar related to the debt discount. Foreign exchange (losses) gain reversed under US GAAP totaled Ps. (3) during the years ended June 30, 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(m) Reversal of gain recognized on trouble debt restructuring

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

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with ASC No. 470-60, “Debt—Troubled Debt Restructurings by Debtors” (ASC No. 470-60), as the creditors made certain concessions due to the financial difficulties of the Company. ASC No. 470-60 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debts. Under US GAAP, expenses incurred in a trouble debt restructuring are recorded in earnings.

The Company fully paid all of the restructured obligations. Therefore the unrealized gain was fully recognized under US GAAP for the year ended June 30, 2008. The adjustment to interest expense recognized under Argentine GAAP according to the new effective interest rate totaled Ps. 6.9 million and Ps. 3.8 million for the years ended June 30, 2008 and 2007, respectively. As the Company’s new debt instruments were denominated in US Dollars, the US GAAP adjustment also included the recognition of exchange rate differences related to the difference in the carrying amount of the debts. Foreign exchange gains (losses) recorded under US GAAP were not significant for any of the periods presented.

(n) Accounting for real estate barter transactions

In the ordinary course of business, the Company enters into certain non-monetary transactions with third parties pursuant to whom the Company sells parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 2.g. for details of these transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. Under Argentine GAAP, the Company recorded gains of Ps. 2.6 million and Ps. 14.7 million for the years ended June 30, 2009 and June 30, 2008, respectively. No gain was recorded for the year ended June 30, 2010.

Under US GAAP, the Company applied the provisions of ASC No. 845, “Non-monetary Transactions” (ASC No. 845). ASC No. 845 requires exchanges of non-monetary assets be measured based on the fair value of the assets exchanged and eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.”

Under ASC No. 845 the Company determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

In certain barter transactions, when the Company does not receive a down payment or receives a down payment which is less than 10% of the sales price. The Company follows the deposit method as prescribed in ASC No. 360-20, “Property, Plant and Equipment-Real State Sales” (ASC No. 360-20). Under the deposit method the Company does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the buyer has assumed the liability. The Company discloses that those items are subject to a sales contract. Therefore, under US GAAP, in these cases any gain recognized under Argentine GAAP is reversed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(n) Accounting for real estate barter transactions (continued)

For the years ended June 30, 2009 and 2008, gains of Ps. 2.6 million and Ps. 14.7 million, respectively, recorded under Argentine GAAP were reversed under US GAAP. No gain was recorded for the year ended June 30, 2010. However, the US GAAP adjustment reflects the effect of the reversal of the above mentioned gains and the recognition of a gain of Ps. 0.7 million, Ps. 14.9 million and Ps. 32 million, for the years ended June 30, 2010, 2009 and 2008, respectively, related to the conclusion of barter transactions originated in prior years for which the related results have been previously recognized for Argentine GAAP purposes.

(o) Reversal of gain from valuation of inventories at net realizable value

Under Argentine GAAP, inventories for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of year-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. Therefore, the US GAAP adjustment represents the net effect of: (i) reversal of the gains recognized under Argentine GAAP of Ps. 6.4 million, Ps. 12.1 million, and Ps. 2.8 million, for the years ended June 30, 2010, 2009 and 2008, respectively, and (ii) the recognition under US GAAP of previously recognized gains (losses) under Argentine GAAP of Ps. (0.2) million, Ps. 22.5 million, and Ps. 2.9 million for the years ended June 30, 2010, 2009 and 2008, respectively, for which deeds of title were signed as of each the respective years.

(p) Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore this reserve has been reversed. Since land is not amortized, there is no impact to the consolidated statement of income.

(q) Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to Series II of APSA Non Convertible Notes issued in May 2007 are amortized on a straight-line method over the term of the notes (5 years). Under US GAAP, following ASC No. 310-20, “Receivables—Nonrefundable Fees and Other Costs” (ASC No. 310-20) (formerly FAS-91 Accounting for nonrefundable fees and costs associated with origination or acquiring loans and initial direct costs of leases”, such costs are amortized over the same period using the effective interest method.

(r) Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs related to software developed as obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of ASC No. 350-40 “Internal Use-Software” (“ASC 350-40”) (formerly SOP 98-1, “Accounting for costs of computer sofware developed or obtained for internal use”). The US GAAP adjustment for the year 2010, 2009 and 2008 represents the effect net of (i) expensing such costs as incurred and (ii) reversal of depreciation on costs capitalized under Argentine GAAP and expensed under US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(s) Reversal of capitalized foreign exchange differences

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2010, 2009 and 2008 related to the PAMSA and Horizons project. Under US GAAP, the Company applied the provisions of ASC No. 835-20, “Interest-Capitalization of Interest”, (“ASC No. 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC No. 835-20. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP for the years ended June 30, 2010, 2009 and 2008 for an amount of Ps. 2 million, Ps. 72.7 million and Ps. 5.8 million, respectively.

(t) Debtor’s accounting for a modification of APSA convertible debt instruments

In August 2002 APSA issued US$ 50,000 of Convertible Notes (the “APSA Convertible Notes”) . Under US GAAP, the Company applied ASC No. 470-20, “Debt—Debt with Conversion and Other Options”, (“ASC No. 470-20”), which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. ASC No. 470-20 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). Under US GAAP, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

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

Under US GAAP, the Company applied the guidance in ASC No. 470-50-40, “Debt Modification and Extinguishments” (ASC No. 470-50-40) to determine whether the debt instrument was modified or extinguished. This guidance considers the accounting for a modification of debt terms (or exchange in debt instruments) when a change in the fair value of an embedded conversion option has occurred or an embedded conversion option has been added or eliminated from the debt instrument.

ASC No. 460-50-40 stipulates that, in evaluating whether a convertible debt instrument has been modified or extinguished, three aspects of the modification (or exchange of debt instruments) must be considered.

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

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(t) Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

2.	Change in fair value of the embedded conversion option: If the change in the fair value of the embedded conversion option is greater than 10% of the carrying value of the original debt instrument immediately before the change (or exchange of debt instruments), the modification (or exchange) should be accounted for as an extinguishment.

3.	Addition or removal of an embedded conversion option: The addition or removal of a substantive conversion option would automatically result in extinguishment accounting. Whether an embedded conversion option is substantive would be assessed as of the modification date and would be based on the definition of substantive in ASC No. 470-20 “Debt—Debt with Conversion and Other Options”, (ASC No. 470-20”).

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

(u) Revenue recognition

(u.1) Deferred commissions

Under Argentine GAAP, lease commissions earned are recognized at the time a transaction is successfully completed. A transaction is considered successfully concluded when both parties have signed the related lease contract. Under US GAAP, lease commissions are deferred and amortized to income over the term of the respective leases.

(u.2) Scheduled rent increases

Under Argentine GAAP, revenue from “non-cancelable” leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under US GAAP, the Company applied ASC No. 840 “Leases” (“ASC No. 840”), and accordingly recognized escalated rental revenue under the straight-line method over the term of the leases.

In the determination of the US GAAP adjustment, the Company considered the definition of lease term in ASC No. 840. All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

ASC No. 840 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

Based on the provisions of ASC No. 840, the Company concluded that, even though the lease are cancelable, lessees would incur significant “economic penalties” if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(u) Revenue recognition (continued)

(u.2) Scheduled rent increases (continued)

The Company reached this conclusion based on the factors mentioned in ASC No. 840, including (i) the offices and shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees, which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

(u.3) Deferred revenues—insurance & fees

Under Argentine GAAP, the Company, accounts for revenues from life and disability insurance and origination fees on an up-front basis. Under US GAAP, life and disability insurance and origination fees are recognized to income on a straight-line basis over the term of the respective receivables.

(v) Derecognition of Put option

In July 2008, the Company acquired a 30% in Metropolitan. This transaction included a put right exercisable through July 2011 to sell 50% of the equity interest acquired for a price equal to the original amount paid plus interest. Under Argentine GAAP, the Company recorded the put option at fair value and adjusted it on a monthly basis with fair value increases or decreases against income. The fair value of the put option as of June 30, 2010 amounted to Ps. 48.5 million in its balance sheet. As described in Note 2.f. due to foreign currency translation procedures a cumulative translation adjustment (“CTA”) of Ps. 10.4 million was also generated for the recognition of the put option. Under US GAAP, the Company determined that the terms of the put option did not meet the definition of a derivative financial instrument. Accordingly, the value of the put option was derecognized under US GAAP.

According to ASC No. 815, “Derivatives and Hedgings” (ASC No. 815), a financial instrument is a derivative financial instrument if it meets all three of the following characteristics must be met:

a.	It has (i) one or more underlyings and (ii) one or more notional amounts or payment provisions or both.

b.	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from the net settlement.

ASC No. 815 provide that a contract fits the description of net settlement if its settlement provisions meet one of the following criteria: (a) neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount); (b) one of the parties is required to deliver an asset of the type described in the guidance but there is a market mechanism that facilitates net settlement; (c) one of the parties is required to deliver an asset of the type described in the guidance, but that asset is readily convertible to cash or is itself a derivative instrument.

Characteristics a. and b. are met since underlying is the quantity of shares to sell under the put option agreement and there is no initial net investment.

Characteristic c. is not met since the Company is required to deliver an asset of the type described in the guidance but there is no market mechanism that facilitates net settlement nor the asset is readily convertible to cash or is itself a derivative instrument because shares of Metropolitan 885 Third Avenue LLC are not traded on public markets.

Consequently, under US GAAP the put option did not meet the definition of a derivative instrument.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(w) Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740 “Income Taxes” (“ASC No. 740”). However, as discussed in Note 2.c, following CNV Resolutions 485 and 487, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Under US GAAP the Company applies ASC No. 830-740, “Foreign Currency Matters—Income Taxes” (“ASC No. 830-740”), which requires such differences to be treated as temporary differences in calculating deferred income taxes.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business, as the future realization of their tax benefits is not considered by management to be more likely than not.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business, as the future realization of their tax benefits is not considered by management to be more likely than not. During the year ended June 30, 2010, due to a change in tax laws, the Company recognized higher tax loss carry forwards which in the aggregate amounted to Ps. 41.8 million. The Company recorded a valuation allowance of Ps. 42.6 million to provide for deferred tax assets of the consumer financing business, mainly related to tax loss carry forwards. The legal expiration period for these tax loss carry forwards is five years. In its assessment, the Company has considered the near-term projections of the consumer financing business segment after measures taken by the Company to streamline the operations.

Also, the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of these tax credits to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

ASC No. 740 prescribes more detailed and specific guidance related to the assessment of the need for a valuation allowance. US GAAP requires the weighting of positive and negative evidence in accordance with its objective verifiability. Furthermore, it indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome thereby requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company’s deferred tax asset will be realized, a company’s recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude consideration of future profitability in most instances as being objectively verifiable.

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

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

(x) Non controlling interest

Effective July 1, 2009, the Company applies the provisions of ASC 810 “Consolidation”. Pursuant to ASC 810-10-45-15, non controlling interest is (i) reported as part of equity of the consolidated group; (ii) recorded separately from the parent´s interests; and (iii) clearly identified and labeled to distinguish it from other components of the parent´s equity. The Company has non controlling interests in more than one subsidiary. The Company determined that all of its non controlling interests should be reclassified to equity. This reclassification has been made retroactively for all periods presented.

The adjustment represents the effect of the foregoing US GAAP adjustments on the non controlling interests under Argentine GAAP.

For additional disclosures related to the non controlling interests see Note 27.II.r.

(y) Adoption of ASC No. 740, “Income Taxes”

On July 1, 2007, the Company adopted ASC No. 740. ASC No. 740 addresses the accounting and disclosure of uncertain tax positions. ASC No. 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with ASC No. 740 under analysis and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

The adoption of ASC No. 740 did not result in an increase to the net liability for unrecognized tax benefits.

The total amount of unrecognized tax benefits as of the adoption of ASC No. 740 at July 1, 2007 was not significant. The company classified unrecognized tax benefits not expected to be paid in the next 12 months in other non-current liabilities.

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

In addition, under Argentine GAAP the Company has classified the net deferred tax liability as of June 30, 2010 amounting to Ps. 31.7 million and the net deferred tax asset as of June 30, 2009 amounting to Ps. 34.3 million, as follows: Ps. 55.9 million and Ps. 71.3 million as of June 30, 2010 and 2009, respectively, as non-current other receivables and prepaid expenses; and Ps. 87.6 million and Ps. 37.0 million as of June 30, 2010 and 2009, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2010 and 2009, Ps. 37.8 million and Ps. 42.1 million, respectively, would have been classified as current assets, and Ps. 155.9 million and Ps. 124.3 million, respectively, would have been

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(a) Balance sheet classification differences (continued)

classified as non-current assets. As June 30, 2010 and 2009 Ps. 10.3 million and Ps. 2.8 million, respectively, would have been classified as current liabilities and Ps. 215.1 million and Ps. 129. million, respectively, would have been classified as non-current liabilities.

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, issue costs should be reported as deferred charges of Ps. 8,633.

As these differences have no effect on net income or on shareholders´ equity, no reconciling items are presented for US GAAP measurement purposes.

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

Under US GAAP, the Company accounts for pass-through revenue and expenses as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 253,9, Ps. 228.5 and Ps. 181.2 million for the years ended June 30, 2010, 2009 and 2008, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the US guidance be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 1,577.2 million, Ps. 1,449.1 million and Ps. 1,265.4 million for the years ended June 30, 2010, 2009 and 2008, respectively.

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

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 539,6 million, Ps. 294.4 million and Ps. 263.3 million for the years ended June 30, 2010, 2009 and 2008, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(c) Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion of Ps. 609,190 and capitalized costs of issuance of debt of Ps.6,919 - See Note 27.II.(a)), as of June 30, 2010, are as follows:

2012	Ps.	36,548
2013		69,549
2014		—
Thereafter 2015		932,350

	Ps.	1,038,447

(d) Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2010, 2009 and 2008.

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2010, 2009 and 2008 were contingent rentals of Ps. 95.6 million, Ps 70.9 million and Ps. 73.3 million, respectively. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 27.I.(s.2). for more information as to how the Company considered this definition.

Minimum future rentals on non-cancelable leases for each of the five fiscal years are as follows:

2011	Ps.	268,146
2012		200,772
2013		129,187
2014		53,361
2015		28,977
Thereafter 2016		53,805

	Ps.	734,248

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(e) Disclosure of related parties transactions

Pursuant to ASC No. 850 “Related Party Disclosures” (ASC No. 850), the Company provides the following additional disclosures of transactions with related parties. This section should be read in conjunction with note 11 to the consolidated financial statements:

-	Acquisitions: During the fiscal year ended June 30, 2010 and 2009, Cresud acquired additional shares of the Company. Consequently, Cresud´s equity interest in the Company amounts approximately to 57,49%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders.

During the fiscal year ended June 30, 2009, the Company bought APSA’s notes (Nominal Value US$ 120 million and due 2017), for US$ 39.6 million in par value at an average US$ 0.46 quoted price. The total amount paid was US$ 19.3 million. This transaction generated Ps. 74,285 income (gain recognized on extinguishment of subsidiary debt).

In addition, the Company acquired APSA’s notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average Ps. 0.61 quoted price. The amount paid amounted to US$ 8.2 million. This transaction generated Ps. 18,363 income (gain recognized on extinguishment of subsidiary debt).

During fiscal year 2009, the Company acquired additional shares of BHSA for Ps. 107.6 million, out of this total amount, Ps. 25.5 million and Ps. 53.3 million were acquired from IFISA and Dolphin Fund Plc., respectively (see Note 11).

During fiscal year 2010, the Company acquired additional shares of BHSA for Ps. 118.7 million, out of this total amount, Ps. 80.5 million were acquired from IFISA.

-	Donations: For the years ended June 30, 2010, 2009 and 2008, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps. 2.6 million, Ps.4.0 million and Ps. 4.8 million, respectively. A director and shareholder of the Company is the President of these organizations.

-	Lease agreements: Our principal executive offices are located at Bolívar 108, in the City of Buenos Aires. In the past we subleased a portion of our headquarters from Consultores Assets Management S.A. (formerly Dolphin Fund Management) pursuant to two lease agreements dated June 30, 1997. As of November 25, 2003 Eduardo Elsztain is the owner of 100% of its capital stock. Consultores Assets Management S.A. leased such offices both from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, our director, and certain of his relatives.

-	Mutual investment fund: Since 1996, the Company has investments in Dolphin Fund Plc, an open—ended investment fund which is related to the Company’s directors. These investments are carried at market value as of year-end, with unrealized gains reported in earnings within “Financial results, net” in the accompanying Consolidated Statements of Income.

The Company recognized net gains (loss) of Ps. 3.2 million, Ps. (12.1) million and Ps. (37.8) million for the years ended June 30, 2010, 2009 and 2008 respectively.

-	Corporate services: In view of the fact that the Company, Cresud and APSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in its activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

Within this context, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services was executed by and between the Company, Cresud and APSA, which was subsequently amended on August 23, 2007, August 14, 2008 and November 27, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(e) Disclosure of related parties transactions (continued)

The Framework Agreement for the Exchange of Corporate Services executed by and between the Company, Cresud and APSA currently involves the following areas in the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes.

The exchange of services consists in the provision of services for valuable consideration in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided. Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

On March 12, 2010 we entered into a new amendment to the Service Sharing Agreement within the Company, Cresud and APSA so as to simplify the issues arising from the consolidation of the Financial Statements resulting from the increase of Cresud’s interest in the Company. In this regard, our Board of Directors has deemed it convenient and advisable for achieving such simplification, to transfer our labor contracts, like those of APSA, to Cresud. Effective since January 1, 2010, labor costs of such employees were transferred to Cresud’s payroll, which will continue to be distributed pursuant to the conditions of the Shared Services Agreement. In the future, and in order to follow the policy of making the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas share by the Company, Cresud and APSA.

It should be noted that, notwithstanding this procedure, the Company, Cresud and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. Furthermore, Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Abraham Perelman has been charged with the operation and implementation of the agreement on behalf of the Company, Daniel E. Mellicovsky shall represent Cresud, and Cedric Bridger shall represent APSA. All these individuals are members of the Audit Committees of their respective companies.

-	Legal services: During the years ended June 30, 2010, 2009 and 2008, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 4.9 million, Ps. 3.2 million and Ps. 3.8 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

(f) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, the rules regarding disclosure of fair value of financial instruments are: ASC No. 815, “Derivatives and Hedging”, (“ASC No. 815”), formerly SFAS No. 133, which amended SFAS No. 107 and superseded SFAS No. 105 and 119, and ASC No. 820, “ Fair value measurement and disclosure”, (“ASC No. 820”), formerly SFAS No. 157.

The Company adopted ASC No. 820 in the fiscal year ended June 30, 2009. In such guidance, three levels of input are used to measure fair value, are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

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

The following table summarizes the fair values of the assets and liabilities measured at fair value on recurring basis as of June 30, 2010:

	Level 1	Level 2	Level 3	Total
ASSETS
Cash and Banks	71,175	—	—	71,175
Other current Investment, net (i)	139,026	—	—	139,026
Other non-current Investment, net (ii)	315,997	—	—	315,997
Other Investment, net (iii)	—	—	115,119	115,119

Total	526,198	—	115,119	641,317

LIABILITIES
Other liabilities (vi)	—	—	—	—

Total	—	—	—	—

(i)	Includes mutual funds, mortgage bonds issued by Banco Hipotecario S.A., shares from public companies and government bonds.
(ii)	Corresponds to investment in equity securities in Hersha.
(iii)	Corresponds to retained interests in securitized receivables.
(iv)	Corresponds to derivative financial instruments.

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

Derivative financial instruments: The Company estimates the fair value of derivative financial instruments using industry-standard valuation models that requires observable inputs including interest rates and foreign exchange rates, and the contractual terms. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. The Company´s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

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

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended June 30, 2010:

Retained interest in securitized receivables
Balance at beginning of year	127,922
Insurance of retained interest in securities	56,724
Liquidation of retained interest in securitization	(71,807)
Total gains and losses
Included in other comprehensive income	2,280

Balance at end of year	115,119

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

Long-term debt: Includes current portion of the non-current item. As of June 30, 2010 and 2009, except for the Non-Convertible Notes of APSA and IRSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible and Non-Convertible Notes was Ps. 1,858.6 million and Ps 550.2 million at June 30, 2010 and 2009, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Notes (see Note 10) was Ps. 571.9 million and Ps. 410.1 million at June 30, 2010 and 2009, respectively and was determined based on quoted market prices of the notes.

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

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(g) Additional disclosures about derivative financial instruments

FASB issued ASC No. 815 “Derivatives and Hedging” (“ASC No. 815”), formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Standard No. 133”, to enhance the current disclosure framework in SFAS 133. ASC No. 815 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of “(1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (3) how derivative instruments affect an entity’s financial position, financial performance, and cash flows.”

The Company adopted ASC No. 815 in the fiscal year ended June 30, 2009. The Company employs derivative financial instruments, including foreign exchange forward contracts, to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not use derivatives for speculation or trading

Undesignated derivative financial instruments

The Company uses foreign exchange forward contracts, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which the Company is unable or has elected not to apply hedge accounting.

Fair value and gains or losses on derivative financial instruments

The following table summarizes the fair values of derivative financial instruments at June 30, 2010 and 2009:

Derivatives not designated as hedging instruments under ASC 815
Fair Value of Derivative Instruments
	Liability Derivatives
	2010		2009
As of June 30	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign exchange contracts	Other liabilities (Note 4.l)	—	Other liabilities (Note 4.l)	243

Total		Ps. —		Ps. 243

The notional amounts are summarized in Note 14.

The following table summarizes the gains and losses on derivative financial instruments reported in the Consolidated Statement of Income for the year ended June 30, 2010 and 2009:

Derivatives not designated as hedging instruments under statement 133	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Years ended June 30,
		2010	2009
Foreign exchange contracts	Financial results, net (Note 8)	(2,582)	9,436

		Ps.(2,582)	Ps.9,436

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

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

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

The Company’s accounts receivable are primarily derived from leases and services from the Company’s shopping center and office buildings customers and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. Accounts receivable derived from leases and services are related to the Company’s shopping center operations. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiaries Tarshop and Metroshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the economy recovery, customers experienced fewer delays in payments and also uncollectibility rates decreased during the year ended June 30, 2010. As of June 30, 2010, the allowance for doubtful accounts decreased Ps. 15.5 million, or 19.6%, as compared to June 30, 2009. Nevertheless, the Company continues closely monitoring the delays, delinquency and uncollectibility rates.

As discussed in Note 15, as of June 30, 2010, Tarshop sold receivables aggregating Ps. 960.9 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 136.0 million and Ps. 4.7 million escrow reserves for losses and Metroshop sold receivables aggregating Ps. 235.8 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated retained interests held by the Company representing Ps. 7.1 million and Ps. 0.7 million escrow reserves for losses. For the three months ended September 30, 2010, no additional impairment charge related to the retained interests in securitized receivables was recorded.

(i) Recently issued accounting pronouncements

For the year ended June 30, 2010, several accounting standards were effective for the Company. The Company provides below a description of those standards which are relevant to the Company´s business only and the impact of their adoption if any.

Recently Issued Accounting Standards

Financial Accounting Standard No. 141 (Revised 2007), “Business Combinations” (“FAS No. 141(R)”) or Accounting Standards Codification (“ASC”) 805, “Business Combinations”

The Company adopted FAS No. 141(R), or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic significantly changed the accounting for business combinations. Under this topic, an acquiring entity is required to recognize all the assets acquired and all the liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Transaction costs are no longer included in the measurement of the business acquired. Instead, these costs are expensed as they are incurred. This topic also includes a substantial number of new disclosure requirements. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which for the Company was the beginning of the 2010 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements. See Notes 27.II.f. and 27.II.g. for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(i) Recently issued accounting pronouncements (continued)

Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS No. 157”) or ASC 820, “Fair Value Measurements and Disclosures”

The Company adopted FAS No. 157 or ASC 820, on July 1, 2008, the first day of the 2009 fiscal year. FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of Financial Accounting Standards Board (“FASB”) Statement No. 157” (“FSP FAS No. 157-2”), or ASC 820-10, amended ASC 820 by delaying its effective date, by one year, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. In accordance with ASC 820-10, the Company adopted the provisions of ASC 820 to non-financial assets and non-financial liabilities on July 1, 2009, the first day of the 2010 fiscal year. The adoption did not have a material impact on the consolidated financial statements.

Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51” (“FAS No. 160”) or ASC 810-10-65-1,”Consolidation—Transition”

The Company adopted FAS No. 160 or ASC 810-10-65-1, on July 1, 2009, the first day of the 2010 fiscal year. This topic establishes new accounting and reporting standards for noncontrolling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of noncontrolling interests as equity in the consolidated financial statements separate from the parent’s equity. The amount of net income or loss attributable to the noncontrolling interests is included in consolidated net income on the face of the income statement. This topic clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income attributable to the Company when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. This topic also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies” (“FSP FAS No. 141(R)-1”) or new accounting guidance within ASC 805, “Business Combinations”

The Company adopted FSP FAS No. 141(R)-1, or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. This topic states that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with the guidelines for accounting for contingencies, are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS No. 142-3”) or ASC 350-30-50-4

The Company adopted FSP FAS No. 142-3, or ASC 350-30-50-4, on July 1, 2009, the first day of the 2010 fiscal year. This topic amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS No. 142”). This topic is intended to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure the fair value of the asset. This topic requires an entity to disclose information related to the extent to which the expected future cash flows associated with the asset are affected by the

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(i) Recently issued accounting pronouncements (continued)

entity’s intent and/or ability to renew or extend the arrangement. The adoption of this topic did not have a material impact on the consolidated financial statements.

EITF Issue 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) or new accounting guidance within ASC 323, “Investments-Equity Method and Joint Ventures”

The Company adopted Emerging Issues Task Force (“EITF”) 08-6, or ASC 323, on July 1, 2009, the first day of the 2010 fiscal year concurrently with the adoption of ASC 805 and ASC 820-10-65-1. The intent of this topic is to clarify the accounting for certain transactions and impairment considerations related to equity method investments as modified by the provisions of ASC 805 and ASC 820-10-65-1. The adoption of this topic did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value” (“ASU No. 2009-5”)

The Company adopted ASU No. 2009-5, which amends ASU Subtopic 820-10, “Fair Value Measurements and Disclosures-Overall” for the fair value measurement of liabilities, in the second quarter of the 2010 fiscal year. ASU No. 2009-5 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value utilizing one or more of the following techniques: (1) a valuation technique that uses the quoted market price of an identical liability or similar liabilities when traded as assets; or (2) another valuation technique that is consistent with the principles of Topic 820, such as a present value technique. The adoption of ASU No. 2009-5 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-09 “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (“ASU No. 2010-09”)

On February 25, 2010, the FASB issued ASU No. 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-02 “Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification” (“ASU No. 2010-02”)

In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation—Overall (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation—Overall. The adoption of this statement did not have an impact on the consolidated financial statements relative to noncontrolling interests.

Accounting Standards Update No. 2009-09 “Accounting for Investments—Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees” (“ASU No. 2009-09”)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(i) Recently issued accounting pronouncements (continued)

In September 2009, the FASB issued ASU No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This ASU represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly. The ASU was effective upon issuance. The adoption of ASU No. 2009-09 did not have material impact on the consolidated financial statements.

Financial Statement of Position (FSP) on Accounting Professional Board (APB) 14-1 “Debt with Conversion and Other Options” or ASC 470 “Debt”

In May 2008, the FASB issued revised guidance on Convertible Debt Instruments. The revised guidance which is now part of ASC 470-20 (formerly Staff Position No. Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). ASC 470-20 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. ASC 470-20 was effective for the Company on July 1, 2009, the first day of the 2010 fiscal year. The adoption of ASC 470-20 did not have an impact on the consolidated financial statements.

Future Adoption of Recently Issued Accounting Standards

Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140” (“FAS No. 166”) or Accounting Standards Update No. 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) and Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (“FAS No. 167”) or Accounting Standards Update No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”)

FAS No. 166, or ASU 2009-16, amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” by: eliminating the concept of a qualifying special-purpose entity (“QSPE”); clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of account eligible for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained (for example beneficial interests) and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. Additionally, on and after the effective date, existing QSPEs (as defined under previous accounting standards) must be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance. The topic requires enhanced disclosures about, among other things, a transferor’s continuing involvement with transfers of financial assets accounted for as sales, the risks inherent in the transferred financial assets that have been retained, and the nature and financial effect of restrictions on the transferor’s assets that continue to be reported in the statement of financial position. The topic will be effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009, which for the Company would be July 1, 2010, the first day of our 2011 fiscal year. The Company is currently assessing the impact that the adoption of ASU 2009-16 may have on the consolidated financial statements.

FAS No. 167, or ASU 2009-17, changes the consolidation guidance applicable to a variable interest entity (“VIE”). It also amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. Previously, the guidance required reconsideration of whether an enterprise was the primary beneficiary of a VIE only when specific events had occurred. QSPEs, which were previously exempt from the application of this standard, will be subject to the provisions of this standard when it becomes effective. The topic also requires enhanced disclosures about an enterprise’s involvement with a VIE. The topic will be effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009, which for the Company would be July 1, 2010, the first day of our 2011 fiscal year. The

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(i) Recently issued accounting pronouncements (continued)

Company is currently assessing the impact that the adoption of ASU 2009-17 may have on the consolidated financial statements.

Accounting Standards Update No. 2010-06 “Improving Disclosures about Fair Value Measurements” (Topic 820) (“ASU No. 2010-6”)

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of revised Level 3 disclosure requirements which are effective for interim and annual reporting periods beginning after December 15, 2010. Comparative disclosures are not required in the year of adoption. The Company will adopt the provisions of the standard on July 1, 2010, the first day of the 2011 fiscal year for the Level 1 and 2 disclosures, and on July 1, 2011 or the first day of the 2012 fiscal year for the Level 3 disclosures

Accounting Standards Update No. 2009-13 “Revenue Recognition: Multiple-Deliverable Revenue Arrangements- a Consensus of the FASB Emerging Issues Task Force” (Topic 605) (“ASU No. 2009-13”)

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force) which amends ASC 605-25, “Revenue Recognition”: Multiple-Element Arrangements .” ASU No. 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU No. 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU No. 2009-13 requires expanded disclosures. These provisions are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company will adopt the provisions of these amendments on July 1, 2010, the first day of the 2011 fiscal year and is currently evaluating the impact of these amendments to its consolidated financial statements.

Accounting Standards Update No. 2010-11 “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives” (“ASU No. 2010-11”)

In March 2010, the FASB issued ASU No. 2010-11, “Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives .” ASU No. 2010-11 clarifies that the only form of an embedded credit derivative that is exempt from embedded derivative bifurcation requirements are those that relate to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The provisions of ASU 2010-11 will be effective on July 1, 2010, the first day of the 2011 fiscal year and are not expected to have a significant impact on the Company’s consolidated financial statements.

Accounting Standards Update No. 2010-10 “Consolidation (Topic 810): Amendments for Certain Investment Funds” (“ASU No. 2010-10”)

In February 2010, the FASB issued ASU No. 2010-10, “Consolidation (Topic 810).” The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(i) Recently issued accounting pronouncements (continued)

consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board (“IASB”) for certain investment funds when compared with the conclusions reached under Statement 167. The deferral is effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167. Early application is not permitted. The provisions of ASU No. 2010-10 are effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The Company expects the adoption of ASU No. 2010-10 will not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No. 2010-20”)

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires new and expanded financial statement disclosures. An entity is required to provide qualitative and quantitative disclosures about the allowance for credit losses, credit quality, impaired loans, modifications, and nonaccrual and past due financing receivables. In addition, the disclosures must be disaggregated by portfolio segment or class of financing receivable based on how a company develops its allowance for credit losses and how it manages its credit exposure. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, which will be on June 30, 2011 for the Company. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010, which will be on July 1, 2011, the first day of the 2012 fiscal year.

Accounting Standards Update No. 2010-17 “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition- A Consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-17”)

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply 2010-17 retrospectively from the beginning of the year of adoption. Vendors may also elect to adopt the amendments in this ASU retrospectively for all prior periods. The ASU is effective as from July 1, 2010, the first day of the 2011 fiscal year. The Company does not expect the provisions of ASU 2010-17 to have a material effect on the consolidated financial statements.

(j) Earnings per share

As described in Note 3.y., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 17 to the Consolidated Financial Statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in ASC No. 260, “Earnings per Share”, (“ASC No. 260”), formerly SFAS No. 128 “Earnings per Share” (SFAS No.128) although certain differences exist.

Under US GAAP, basic and diluted earnings per share are presented in conformity with ASC No. 260.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(j) Earnings per share (continued)

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants using the if converted method, as applicable. As of the year ended June 30, 2010 and 2009 the Company does not have any convertible instruments and/or warrants outstanding. Under US GAAP, dilutive options or warrants that are issued during a period or that expire or are cancelled during a period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period that they were outstanding. Additionally, dilutive options or warrants exercised during the period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period prior to actual exercise. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS. Under US GAAP, the Company applied the treasury-stock method as required by US GAAP. Using the treasury-stock method, the weighted-average number of potential common stock would have been 21,195 shares for the year ended June 30, 2008. Diluted net income per common share under Argentine GAAP for the years ended June 30, 2008 using the treasury-stock method, would have been Ps. 0.22.

The following tables set forth the computation of basic and diluted net income per common share under ASC No. 260 for all periods presented:

	Year ended June 30,
	2010		2009		2008
Numerator:
Net income attributable to IRSA	Ps.	382,853		6,647	Ps.	122,116
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		—		—		1,214
Foreign currency exchange gain on convertible debt		—		—		11
Income tax effects		—		—		(163)

Net income attributable to IRSA plus assumed conversions	Ps.	382,853	Ps.	6,647	Ps.	123,178

Denominator:
Weighted-average number of shares outstanding	Ps.	578,676	Ps.	578,676	Ps.	549,277
Plus: incremental shares of assumed conversions:
Warrants (i)		—		—		13,527
Convertible Notes		—		—		7,668

Adjusted weighted-average number of shares	Ps.	578,676	Ps.	578,676	Ps.	570,472

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.66	Ps.	0.01	Ps.	0.22
Diluted net income per common share	Ps.	0.66	Ps.	0.01	Ps.	0.22

(i)	Potential common shares related to the warrants have been calculated using the treasury-stock method as required by US GAAP.

(k) Risks and uncertainties

The Company is subject to certain business risks arising in connection with its operations which include, among others:

Risks associated with Argentine operations: A substantial part of the Company’s operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(k) Risks and uncertainties (continued)

Risks associated with office and other buildings leases: The Company’s lease revenues from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located, (ii) oversupply of office space or a reduction in demand for such space, (iii) increased competition from other real estate operators, (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance, (v) increases in operating expenses, (vi) adverse changes in the regional or national economy, (vii) the bankruptcy or insolvency of, or a downturn in the business of, any of its major tenants, and/or (viii) the possibility that such tenants will not renew their leases as they expire. Unfavorable economic conditions could also result in the inability of tenants in certain sectors to meet their lease obligations and otherwise could adversely affect the Company’s ability to attract and retain desirable tenants.

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

Risks associated with the hotel industry: The success of the Company’s operated hotels will depend, in large part, upon the Company’s ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. The Company’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, the profitability of the Company’s hotels depends on (i) the Company’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

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

The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed, could have a material adverse effect on the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(k) Risks and uncertainties (continued)

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

(l) Summarized financial information of unconsolidated equity investees

Pursuant to Rule 3-09 of Regulation S-X, the Company’s significant equity investees are Banco Hipotecario S.A. and Metropolitan. Under Argentine GAAP, the Company’s gain or (loss) on equity investees for the years ended June 30,2010, 2009 and 2008 were Ps. 160.4 million, Ps. 61.5 million, and Ps. (13.2) million, respectively. Under Argentine GAAP, the Company’s share of the net assets of equity investees as of June 30, 2010 and 2009 were Ps. 842.3 million and Ps. 569.5 million, respectively. The equity investment in Metropolitan was valued at zero and a financial liability of Ps 5.9 million was recognized representing the maximum commitment to fund Metropolitan’s operations.

The table below shows summarized financial information of the Company’s significant equity investees on a 100% basis:

Banco Hipotecario S.A.

	As of and for the year ended June 30,
	2010			2009
Current assets		(i	)		(i	)
Non-current assets		(i	)		(i	)

Total assets	Ps.	11,284,071		Ps.	11,909,440

Current liabilities		(i	)		(i	)
Non-current liabilities		(i	)		(i	)

Total liabilities	Ps.	8,385,272		Ps.	9,209,822

Minority interest		Ps.37,133		Ps.	36,881
Shareholders’ equity	Ps.	2,861,666		Ps.	2,662,737

	For the year ended June 30,
	2010		2009		2008
Revenues	Ps.	1,222,309	Ps.	1,016,159	Ps.	696,591
Gross profit	Ps.	560,719	Ps.	400,851	Ps.	145,898
Net income (loss)	Ps.	198,929	Ps.	50,463	Ps.	(59,562)

(i)	Balance sheets of banking entities are unclassified.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(l) Summarized financial information of unconsolidated equity investees (continued)

Metropolitan (ii)

	As of and for the year ended June 30,
	2010		2009
Total assets	Ps.	850,393	Ps.	868,750
Total liabilities	Ps.	1,423,866	Ps.	1,410,383
Member’s deficit	Ps.	(573,473)	Ps.	(541,633)

	For the year ended June 30,
	2010		2009
Revenues	Ps.	235,264	Ps.	252,640
Net loss	Ps.	(12,725)	Ps.	(863,072)

(ii)	Balance sheet of real estate companies are unclassified

(m) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by ASC No. 710-10 “Compensation- General” and ASC No. 712 “Compensation- Nonretirement Postemployment Benefits” which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

(n) Statements of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under US GAAP, the Company should follow the guidance in ASC No. 230 “Statement of Cash Flows” (ASC No. 230).

Under ASC No. 230, the total amounts of cash and cash equivalents at the beginning and end of a period shown in the statement of cash flows are required to be the same amounts as similarly titled items shown on the face of the balance sheet as of the respective dates. Note 18 to the primary financial statements shows this reconciliation for cash and cash equivalents under Argentine GAAP. However, certain differences may exist between cash and cash equivalents under Argentine GAAP and US GAAP. As described in Note 3.b., under Argentine GAAP, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. In particular, investments in mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to Argentine GAAP practice and guidance. Under US GAAP, the original maturity is determined by reference to the stated term of the underlying securities or the timeframe for exercising any put features to the issuer and not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise. Therefore, for US GAAP purposes, certain mutual funds were not considered to be cash equivalents. In addition, under Argentine GAAP, the Company consolidated on a pro rata basis the accounts of Metroshop, CYRSA, Liveck, Baicom Networks and Puerto Retiro. Under US GAAP, proportionate consolidation is not appropriate since the Company did not exercise control over these investments. As a result, additional differences exist between the amounts of cash and cash equivalents reported in the primary statements of cash flows under Argentine GAAP than they would be reported under US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(n) Statements of cash flows classification differences (Continued)

The following table reconciles the amounts of cash and cash equivalents under Argentine GAAP with the amounts of cash and cash equivalents under US GAAP

	For the year ended June 30,
	2010	2009	2008
Cash and cash equivalents as shown in the statements of cash flows under Argentine GAAP (Note 18)	Ps.151,354	Ps.185,942	Ps.389,004
Less:
Mutual funds not considered cash equivalents under US GAAP	(23,780)	—	(4,451)
Deconsolidation of pro-rata investments under US GAAP	(10,384)	(13,643)	(14,749)

Total cash and cash equivalents under US GAAP	Ps.117,190	Ps.172,299	Ps.369,804

Under Argentine GAAP, the effects of exchange rates changes on cash and cash equivalents are not disclosed separately by presenting a fourth category as it is required by ASC No. 230. The effect of exchange rate changes on cash and cash equivalents for the fiscal years ended June 30, 2010, 2009 and 2008 were Ps. 2,340 million, Ps. 20,677 million and Ps.2,161 million, respectively.

Due to the difference in definition of cash and cash equivalents, there may be a difference in the amount reported for purchases and sales of investments not considered to be cash equivalents under investing activities in a statement of cash flows under US GAAP as compared to the same titled line items under Argentine GAAP.

Due to the deconsolidation of the pro rata investments under US GAAP, the cash flows from operating, investing and financing activities under US GAAP differ from the respective cash flows under Argentine GAAP, since each line item excludes the pro rata equity interest of the respective cash inflow or outflow.

In addition, certain differences exist in the classification of cash inflows or outflows as operating, investing or financing activities under US GAAP as compared to Argentine GAAP. These differences are:

•	Payments for the acquisition of a non controlling interest are classified as investing activities under Argentine GAAP while classified as financing activities under US GAAP;

•	Dividends collected as return on investments are classified as investing activities under Argentine GAAP while classified as operating activities under US GAAP

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(n) Statements of cash flows classification differences (continued)

Based on the foregoing, the following table shows the cash flows from operating, investing and financing activities as well as the effect of exchange rate changes on cash and cash equivalents that would be reported in a statement of cash flows prepared under ASC No. 230:

	For the year ended June 30,
	2010		2009		2008
Net cash provided by operating activities	Ps.	294,062	Ps.	348,841	Ps.	351,020
Net cash used in investing activities		(526,705)		(466,771)		(401,678)
Net cash (used in) provided by financing activities		179,874		(58,898)		149,145
Effect of exchange rate changes on cash and cash equivalents		(2,340)		(20,677)		2,161

Net (decrease) increase in cash and cash equivalents	Ps.	(55,109)	Ps.	(197,505)	Ps.	100,648

(o) Comprehensive income

ASC No. 220 “Comprehensive Income” (“ASC No. 220”) establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose Financial Statements. ASC No. 220 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a Financial Statement that is displayed with the same prominence as other Financial Statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Year ended June 30, 2010
	IRSA		Non-controlling interest		Total
Net income under US GAAP	Ps.	382,853	Ps.	83,304	Ps.	466,157
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale-securities, Hersha Hospitality Trust (i)		72,439		—		72,439
Net change in unrealized holding loss on available-for-sale-securities, other (ii)		(9,050)		111		(8,939)
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables (iii)		939		543		1,482
Net change in unrealized holding gain on available-for-sale-securities of equity investees		188,336		—		188,336

Comprehensive income	Ps.	635,517	Ps.	83,958	Ps.	719,475

(i)	Net of income taxes of Ps. 39,005.
(ii)	Net of income taxes of Ps. 4,878 and Ps. (65) for IRSA and the non-controlling interest, respectively.
(iii)	Net of income taxes of Ps. 798 for the non-controlling interest.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(o) Comprehensive income (continued)

	Year ended June 30, 2009
	IRSA		Non-controlling interest		Total
Net income (loss) under US GAAP	Ps.	6,647	Ps.	(47,998)	Ps.	(41,351)
Other comprehensive income:
Net change in unrealized holding loss on available-for-sale-securities, other (i)		(13,588)		734		(12,854)
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables (ii)		(2,733)		(1,645)		(4,378)
Net change in unrealized holding gain on available-for-sale-securities of equity investees		(51,370)		—		(51,370)

Comprehensive income	Ps.	(61,044)	Ps.	(48,909)	Ps.	(109,953)

(i)	Net of income taxes of Ps. 7,983 and Ps. (1,063) for IRSA and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. 2,358 for the non-controlling interest.

	Year ended June 30, 2008
	IRSA		Non-controlling interest		Total
Net income under US GAAP	Ps.	122,116	Ps.	46,459	Ps.	168,575
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale-securities, other (i)		(27,792)		(1,611)		(29,403)
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables (ii)		(1,830)		3,779		1,949
Net change in unrealized holding gain on available-for-sale-securities of equity investees		(32,958)		—		(32,958)

Comprehensive income	Ps.	59,536	Ps.	48,627	Ps.	108,163

(i)	Net of income taxes of Ps. 13,666 and Ps. 2,167 for IRSA and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. 4,069 for the non-controlling interest.

Accumulated non-owner changes in equity (accumulated other comprehensive income) for the years ended June 30, 2010, 2009 and 2008 were as follows:

	Year ended June 30, 2010
	IRSA		Non-controllig interest		Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	Ps.	72,439	Ps.	—	Ps.	72,439
Net change in unrealized holding gain on available-for-sale securities-other .		334		178		512
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables		(3,798)		4,973		1,175
Change in other comprehensive income of equity investees		133,638		—		133,638

Accumulated other comprehensive (loss) income	Ps.	202,613	Ps.	5,151	Ps.	207,764

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(o) Comprehensive income (continued)

	Year ended June 30, 2009
	IRSA		Non-controllig interest		Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	Ps.	—	Ps.	—	Ps.	—
Net change in unrealized holding gain on available-for-sale securities-other .		9,384		67		9,451
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables		(4,737)		4,430		(307)
Change in other comprehensive income of equity investees		(54,698)		—		(54,698)

Accumulated other comprehensive (loss) income	Ps.	(50,051)	Ps.	4,497	Ps.	(45,554)

	Year ended June 30, 2008
	IRSA		Non-controllig interest		Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	Ps.	—	Ps.	—	Ps.	—
Net change in unrealized holding gain on available-for-sale securities-other .		22,972		(667)		22,305
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables		(2,004)		6,075		4,071
Change in other comprehensive income of equity investees		(3,328)		—		(3,328)

Accumulated other comprehensive (loss) income	Ps.	17,640	Ps.	5,408	Ps.	23,048

(p) Pro-rata consolidation of jointly controlled companies

Under Argentine GAAP the Company consolidates the accounts of jointly controlled companies on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

Presented below is the consolidated condensed information of the Company as of June 30, 2010 and 2009 considering these companies as an equity investees:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(p) Pro-rata consolidation of jointly controlled companies (continued)

	As of and for the year ended June 30, 2010
	As reported		Eliminations of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Metroshop S.A., Puerto Retiro S.A. and Liveck S.A. accounts		Inclusion of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Metroshop S.A., Puerto Retiro S.A. and Liveck S.A. as an equity investee		As adjusted
Current assets	Ps.	1,190,332	Ps.	(265,969)	Ps.	—	Ps.	924,363
Non-current assets		4,443,109		(55,087)		127,120		4,515,142

Total assets		5,633,441		(321,056)		127,120		5,439,505

Current liabilities		1,341,620		(157,732)		—		1,183,888
Non-current liabilities		1,325,668		(36,339)		961		1,290,290

Total liabilities		2,667,288		(194,071)		961		2,474,178

Minority interest		563,107		(826)		—		562,281
Shareholders’ equity		2,403,046		(126,159)		126,159		2,403,046

Revenues		1,323,326		(13,203)		—		1,310,123
Gross profit		848,031		(6,083)		—		841,948

Net income	Ps.	334,501	Ps.	(11,296)	Ps.	11,296	Ps.	334,501

Net cash provided by operating activities		239,943		47,875		—		287,818
Net cash used in investing activities		(455,979)		(44,616)		—		(500,595)
Net cash provided by financing activities		181,448		—		—		181,448

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(p) Pro-rata consolidation of jointly controlled companies (continued)

	As of and for the year ended June 30, 2009
	As reported		Eliminations of CYRSA S.A., Canteras Natal Crespo S.A., Metroshop S.A., Puerto Retiro S.A. and Liveck S.A. accounts		Inclusion of CYRSA S.A., Canteras Natal Crespo S.A., Metroshop S.A., Puerto Retiro S.A. and Liveck S.A. as an equity investee		As adjusted
Current assets	Ps.	891,869	Ps.	(40,145)	Ps.	—	Ps.	851,724
Non-current assets		4,044,118		(143,556)		50,310		3,950,872

Total assets		4,935,987		(183,701)		50,310		4,802,596

Current liabilities		974,890		(14,446)		1,803		962,247
Non-current liabilities		1,401,054		(120,389)		—		1,280,665

Total liabilities		2,375,944		(134,835)		1,803		2,242,912

Minority interest		464,381		(3,852)		3,493		464,022
Shareholders’ equity		2,095,662		(45,013)		45,013		2,095,662

Revenues		1,220,584		(14,697)		—		1,205,887
Gross profit		712,078		(5,393)		—		706,685

Net income	Ps.	158,635	Ps.	21,467	Ps.	(21,467)	Ps.	158,635

Net cash provided by operating activities		310,877		17,286		—		328,163
Net cash used in investing activities		(455,041)		(16,181)		—		(471,222)
Net cash provided by financing activities		(58,898)		—		—		(58,898)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

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

2) Acquisition of Museo Renault, Bank Boston and Mendoza Plaza Shopping S.A.

The following schedule presents 2008 supplemental unaudited pro forma information as if the transactions of fiscal year 2008 of Museo Renault, Torre Bank Boston and Mendoza Plaza Shopping S.A. had occurred on July 1, 2007. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

The following table summarizes the unaudited pro forma income statement information of the Company for the fiscal year ended 2008:

Year ended June 30,
2008
Revenues	Ps.1,086,222
Net income	57,880
Earning per share under Argentine GAAP	0.11

(r) Noncontrolling interests

Under Argentine GAAP, the portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as minority interest and is classified as a separate component between the liability and equity sections of the balance sheet (mezzanine section). Net income or loss for the period excludes earnings attributable to the minority interest. For purposes of earnings per share calculations, net income excludes earnings attributable to the minority interest. Therefore, no adjustments to income available to common shareholders are necessary for earnings attributable to the minority interest.

Under US GAAP, the Company adopted ASC No. 810 “Consolidation” (“ASC No. 810”) effective July 1, 2009. ASC No. 810 establishes new accounting and reporting standards for the non-controlling interest, previously known as minority interest, in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net income is to be reported with separate disclosure of the amounts attributable to the parent and the non-controlling interests. The Company retroactively restated the amounts shown as consolidated shareholders equity, consolidated statement of income, consolidated statement of cash flows and consolidated statements of comprehensive income as required by ASC No 810.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(r) Noncontrolling interests (continued)

The Company has non-controlling interests in more than one subsidiary. Accordingly, the Company aggregated its various non-controlling interests in the consolidated financial statements. The adoption of ASC No. 810 resulted in a Ps. 509.3 million reclassification of non-controlling interests from the mezzanine section to shareholders equity on the June 30, 2010 consolidated balance sheet. Net income for the year ended June 30, 2010 was increased by Ps. 83.4 million as a result of the adoption. Prior to the adoption of ASC No. 810 non-controlling interests were deductions to income in arriving at net income. Under ASC No. 810, non-controlling interests are a deduction from net income used to arrive at net income attributable to Alto Palermo S.A. For purposes of earnings per share calculations, net income includes earnings attributable to the minority interest. Therefore, an adjustment to income available to common shareholders is necessary for earnings attributable to the non-controlling interest to determine income attributable to common shareholders of the controlling interest.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(s) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2010 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Improvements	Sales	Total buildings and improvements	Impairment	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	196	—	(11)	185	—	659	113	546	June 1996	November 1997	23
Av. de Mayo 595	679	6,659	—	—	6,659	—	7,338	2,849	4,489	July 1992	March 1992	19
Av. Madero 942	—	—	—	—	—	—	—	—	—	N/A	July 1994 - August 1994	10
Bouchard 551	88,097	72,560	—	—	72,560	—	160,657	10,087	150,570		March, 2007
Bouchard 710	39,466	32,994	—	—	32,994	—	72,460	7,199	65,261		May, 2005	28
Constitución 1111	256	1,081	—	—	1,081	—	1,337	440	897	September 1994 - March 1995	June 1994 - January 1994	18
Constitución 1159	7,966	796	—	—	796	(3,335)	5,427	—	5,427			50
Costeros Dique IV	4,260	19,077	—	—	19,077	—	23,337	4,226	19,111	N/A	June 2001	28
Costeros Dique II Edificios A y B	—	21,184	—	(21,184)	—	—	—	—	—	September 1998	March 1997	28
Dock del Plata	474	458	—	—	458	—	932	68	864	N/A	November, 2006	24
Intercontinental Plaza	8,671	89,633	—	(17)	89,616	—	98,287	15,879	82,408	June 1996	November, 1997	24
Hotel Intercontinental	8,672	47,666	—	(17)	47,649	—	56,321	10,321	46,000
Hotel Libertador	3,027	76,312	2,213	—	78,525	—	81,552	45,184	36,368	October 1973 - Noviembre 1990- December 1997	March 1998	16
Hotel Llao Llao	24,973	86,648	498	—	87,146	—	112,119	19,916	92,203		June 1997	15
Terreno Catalinas Norte	100,804	(100,804)	100,804	—	—	—	100,804	—	100,804	N/A	March 1999	27
Libertador 498	4,041	32,301	—	(16,000)	16,301	—	20,342	5,685	14,657	N/A	December 1995	22
Libertador 602	—	3,485	—	(3,485)	—	—	—	—	—	N/A	May 1996	22
Store Cruceros	—	—	—		—	—	—	—	—			50
Madero 1020	70	338	—	(45)	293	—	363	145	218	N/A	December 1995	10
Maipú 1300	10,293	42,423	—	—	42,423	—	52,716	14,429	38,287	N/A	September 1995	23
Rivadavia 2768	76	258	—	—	258	—	334	117	217	June 1995	November 1993	22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(s) Investments in real estate and accumulated depreciation (continued)

Description	Land	Buildings and improvement	Improvements	Sales	Total buildings and improvements	Impairment	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Santa María del Plata	12,496	—	—	—	—	—	12,496	—	12,496	N/A
Sarmiento 517	96	389	—	—	389	(197)	288	91	197	March 1995	December 1994 - August 1994 - July 1994	19
Suipacha 652	2,547	14,463	—	—	14,463		17,010	6,074	10,936	April-June 1994	November 1991	22
Della Paolera 265	77,251	85,532	—		85,532	—	162,783	7,587	155,196	N/A	August 2007	30
Museo Renault	3,010	2,055	—	—	2,055	—	5,065	280	4,785	N/A	December 2008
Edificio República	109,065	121,229		—	121,229	—	230,294	10,517	219,777	N/A	May 2008
Dique IV	3,660	63,702		(106)	63,596	—	67,256	2,636	64,620	April 2009	N/A	27
Shopping Abasto	9,752	254,112	97	—	254,209	—	263,961	100,405	163,556	November 1998	N/A	31
Shopping Alto Palermo	8,694	42,785	379,057	—	421,842	—	430,536	295,552	134,984	October 1990	November 1997 - March 1998	26
Shopping Alto Avellaneda	18,089	177,967	2,331	—	180,298	—	198,387	124,934	73,453	October 1995	November 1997 - December 1997	19
Shopping Paseo Alcorta	11,268	119,458	1,795	—	121,253	—	132,521	61,857	70,664	June 1992	June 1997	25
Alto Noa	357	43,142	631	—	43,773	—	44,130	22,559	21,571	September 1994	March 1995 - September 1996 - January 2000	22
Buenos Aires Design	—	49,210	2	—	49,212	—	49,212	40,400	8,812	November 1993 - December 1993	November 1997	20
Patio Bullrich	8,419	160,921	718	—	161,639	—	170,058	80,419	89,639	September 1988	October 1998	23
Alto Rosario	25,686	65,022	576	—	65,598	—	91,284	13,883	77,401	November 2004	N/A	29
Mendoza Plaza Shopping	10,546	110,479	—	(2,993)	107,486	—	118,032	37,482	80,550	June 1994	December 2004	22
Neuquén Project	3,046	9,647	262	—	9,909	—	12,955	566	12,389	Under construction	September 1999	N/A
Panamerican Mall	123,568	436,431	39,025	—	475,456	—	599,024	15,670	583,354	July 2009	November, 2006	28
Shopping Córdoba	5,009	90,704	4,118	—	94,822	—	99,831	30,873	68,958	March, 1990	December, 2006	16
Other	43,675	1,456	—	(1,234)	222	—	43,897	13,549	30,348	N/A	N/A	N/A

Total	Ps.778,533	Ps.2,281,969	Ps.532,127	Ps.(45,092)	Ps.2,769,004	Ps.(3,532)	Ps.3,544,005	Ps.1,001,992	Ps.2,542,013

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(s) Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2010	2009	2008
Balance, beginning of the year	Ps.3,411,553	Ps.3,191,939	Ps.2,625,519
Additions during the year:
Acquisition	100,804	—	403,019
Improvements	55,106	55,425	230,958
Recovery of impairment	359	1,083	2,639
Transfers from work-in-progress leasehold improvements	—	319,834	20,026

	3,567,822	3,568,281	3,282,161

Deductions during the year:
Sales	(58,538)	(156,728)	(90,222)

	(58,538)	(156,728)	(90,222)

Balance, end of the year	Ps.3,509,284	Ps.3,411,553	Ps.3,191,939

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(t) Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2010 prepared in accordance with SEC S-X 12-29.

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	14%	December 2012	Semi-Annual	None	Ps.	30,680	Ps.	26,537	None
Customer B	10%	August 2012	Monthly	None		3,856		3,860	None
Customer C	6%	June 2011	Monthly	None		3,113		2,485	None
Mortgage receivables Ps. 30,000-Ps. 49,999	14-17%	September 2009 –January 2011	Monthly	None		57		73	None
Mortgage receivables Ps. 50,000 -Ps.69,999	14-16%	May 2009 – April 2010	Monthly	None		282		340	None
Mortgage receivables Ps. 70,000-Ps.99,999	12 -14%	June 2009 – April 2015	Monthly	None		220		254	None
Mortgage receivables Ps. 120,000-Ps.139,999	14%	June 2014	Monthly	None		128		50	None
Mortgage receivables Ps. 360,000- Ps.379,999	12%	November 2012	Monthly	None		361		314	None

					Ps.	38,697	Ps.	33,913

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

27. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

(t) Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2010	2009	2008
Balance, beginning of year	Ps.10,449	Ps.1,343	Ps.1,749
Additions during the year:
New mortgage loans	37,669	9,392	328
Deductions during the year:
Collections of principal	(14,205)	(286)	(734)

Balance, end of year	Ps.33,913	Ps.10,449	Ps.1,343

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information

The following tables present additional financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Allowances and provisions

d.	Costs

e.	Foreign currency assets and liabilities

f.	Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

a. Fixed assets

	Original value								Depreciation										Net carrying value as of June 30,
											Current year
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment		2010		2009		2008
Facilities	Ps.	186,383	Ps.	450	Ps.	(43)	Ps.	186,790	Ps.	83,171	Ps.	(20)	Ps.	13,150	Ps.	96,301	Ps.	—	Ps.	90,489	Ps.	103,212	Ps.	29,985
Furniture and fixtures		77,906		2,942		(830)		80,018		56,662		(134)		6,265		62,793		—		17,225		21,244		15,097
Machinery and equipment		9,154		654		(5)		9,803		7,684		1		962		8,647		—		1,156		1,470		429
Computer equipment		64,263		1,924		(382)		65,805		54,166		(270)		5,971		59,867		—		5,938		10,097		9,053
Vehicles		1,107		43		(16)		1,134		994		(16)		47		1,025		—		109		113		205
Leasehold improvements		24,377		758		—		25,135		19,107		—		3,215		22,322		—		2,813		5,270		2,736
Advances to suppliers		27,476		6,194		(762)		32,908		14		—		—		14		—		32,894		27,462		61,106
Properties:
Alto Palermo Park		670		—		(11)		659		122		(9)		—		113		—		546		548		551
Av. de Mayo 595		7,338		—		—		7,338		2,615		—		234		2,849		—		4,489		4,723		4,957
Av. Madero 942		—		—		—		—		—		—		—		—		—		—		—		2,285
Bouchard 551		160,657		—		—		160,657		7,759		—		2,328		10,087		—		150,570		152,898		155,226
Bouchard 710		72,460		—		—		72,460		6,177		—		1,022		7,199		—		65,261		66,283		67,305
Constitución 1111		1,337		—		—		1,337		397		—		43		440		—		897		940		983
Constitución 1159		8,762		—		—		8,762		—		—		—		—		(3,335)		5,427		5,173		4,100
Costeros Dique IV		23,337		—		—		23,337		3,638		—		588		4,226		—		19,111		19,699		20,287
Costeros Dique II Edificios A y B		21,184		—		(21,184)		—		3,811		(3,994)		183		—		—		—		17,373		17,922
Dique IV		67,362		442		(548)		67,256		378		—		2,258		2,636		—		64,620		66,984		—
Dock del Plata		13,366		371		(12,805)		932		675		(729)		122		68		—		864		12,691		25,654
Hotel Intercontinental		56,338		—		(17)		56,321		8,589		—		1,732		10,321		—		46,000		47,749		49,574
Hotel Libertador		79,339		2,213		—		81,552		41,561		—		3,623		45,184		—		36,368		37,778		36,966
Hotel Llao Llao		111,621		498		—		112,119		15,530		—		4,386		19,916		—		92,203		96,091		109,121
Intercontinental Plaza		98,304		—		(17)		98,287		11,799		(6)		4,086		15,879		—		82,408		86,501		90,526
Laminar Plaza		—		—		—		—		—		—		—		—		—		—		—		28,342
Libertador 498		36,342		—		(16,000)		20,342		9,143		(4,153)		695		5,685		—		14,657		27,199		39,632
Libertador 602		3,485		—		(3,485)		—		852		(935)		83		—		—		—		2,633		2,732
Av. Madero 1020		408		—		(45)		363		139		(15)		21		145		—		218		269		696
Maipú 1300		52,716		—		—		52,716		13,046		—		1,383		14,429		—		38,287		39,670		41,029
Reconquista 823		—		—		—		—		—		—		—		—		—		—		—		18,445
Rivadavia 2768		334		—		—		334		91		—		26		117		—		217		243		269
Santa María del Plata		12,496		—		—		12,496		—		—		—		—		—		12,496		12,496		12,494
Sarmiento 517		485		—		—		485		73		—		18		91		(197)		197		355		363
Store Cruceros		—		—		—		—		—		—		—		—		—		—		—		277
Catalinas Norte plot of land		—		100,804		—		100,804		—		—		—		—		—		100,804		—		—
Suipacha 652		17,010		—		—		17,010		5,622		—		452		6,074		—		10,936		11,388		11,840
Della Paolera 265		162,783		—		—		162,783		4,889		—		2,698		7,587		—		155,196		157,894		165,463
Museo Renault		5,065		—		—		5,065		188		—		92		280		—		4,785		4,877		4,970
Edificio República		230,294		—		—		230,294		5,816		—		4,701		10,517		—		219,777		224,478		228,767

Work-in-progress
Dique IV		—		—		—		—		—		—		—		—		—		—		—		36,387
Shopping Centers:
Shopping Abasto		263,864		97		—		263,961		91,277		—		9,128		100,405		—		163,556		172,586		180,972
Shopping Alto Palermo		430,164		395		(23)		430,536		273,499		—		22,053		295,552		—		134,984		156,665		178,622
Shopping Alto Avellaneda		196,056		2,416		(85)		198,387		111,433		—		13,501		124,934		—		73,453		84,624		96,271
Shopping Paseo Alcorta		130,726		1,795		—		132,521		56,706		—		5,151		61,857		—		70,664		74,020		72,144
Shopping Alto Noa		43,499		631		—		44,130		20,418		—		2,141		22,559		—		21,571		23,081		25,039
Shopping Buenos Aires Design		49,210		2		—		49,212		37,903		—		2,497		40,400		—		8,812		11,306		13,617
Shopping Patio Bullrich		169,340		718		—		170,058		72,436		—		7,983		80,419		—		89,639		96,903		101,291

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

a. Fixed assets (continued)

	Original value								Depreciation										Net carrying value as of June 30,
											Current year
Principal account	Value as of beginning of year		Additions and transfers		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Amount (i)		Accumulated as of end of year		Impairment		2010		2009		2008
Shopping Alto Rosario	Ps.	90,708	Ps.	576	Ps.	—	Ps.	91,284	Ps.	11,272	Ps.	—	Ps.	2,611	Ps.	13,883		—	Ps.	77,401	Ps.	79,436	Ps.	81,630
Shopping Córdoba		95,713		4,118		—		99,831		26,518		—		4,355		30,873		—		68,958		69,195		72,464
Mendoza Plaza Shopping		121,025		91		(3,084)		118,032		35,731		(2,962)		4,713		37,482		—		80,550		85,294		88,363
Neuquén Project		12,693		262		—		12,955		566		—		—		566		—		12,389		12,127		12,912
Panamerican Mall		559,999		39,025		—		599,024		2,148		—		13,522		15,670		—		583,354		557,852		283,361
Other		43,675		1,456		(1,234)		43,897		11,814		15		1,720		13,549		—		30,348		31,616		27,681

Total as of June 30, 2010	Ps.	3,840,831	Ps.	168,875	Ps.	(60,576)	Ps.	3,949,130	Ps.	1,116,429	Ps.	(13,227)	Ps.	149,759	Ps.	1,252,961	Ps.	(3,532)	Ps.	2,692,637

Total as of June 30, 2009	Ps.	3,537,561	Ps.	602,470	Ps.	(299,201)	Ps.	3,840,830	Ps.	1,002,446	Ps.	(19,236)	Ps.	133,223	Ps.	1,116,433	Ps.	(ii) (3,891)			Ps.	2,720,506

Total as of June 30, 2008	Ps.	2,927,000	Ps.	706,627	Ps.	(96,066)	Ps.	3,537,561	Ps.	892,076	Ps.	(2,899)	Ps.	113,269	Ps.	1,002,446	Ps.	(ii) (4,974)					Ps.	2,530,141

(i)	The allocation of annual depreciation charges in the consolidated statements of income is included in “Other expenses” (Note 28.f.), except for Ps. 2,068, Ps. 1,420 and Ps. 366 for the years ended June 30, 2010, 2009 and 2008, respectively, passed-through to tenants.
(ii)	Net of the depreciation of the year for Ps. 2, Ps. 10 and Ps. 36 for the years ended June 30, 2010, 2009 and 2008 and recovery of impairment of Ps. 361 for the year ended 2010, Ps. 1,073 for the year ended 2009 and Ps. 2,603 for the year ended 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

b. Intangible assets, net:

	Original value						Amortization								Net carrying value as of June 30,
									Current year
Principal account	Value as of beginning of year		Additions / (deductions)		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases)		Amount (i)		Accumulated as of end of year		2010		2009		2008
Preoperating and organization expenses	Ps.	31,745	Ps.	12,944	Ps.	44,689	Ps.	16,971	Ps.	(436)	Ps.	5,129	Ps.	21,664	Ps.	23,025	Ps.	14,774	Ps.	3,702
Customers		705		—		705		36		—		59		95		610		669		—
Intangible assets – Saving expenses
-Torre BankBoston		5,644		—		5,644		3,350		—		1,720		5,070		574		2,294		4,140
-Museo Renault		198		—		198		125		—		73		198		—		73		152
-Edificio República		555		—		555		260		—		208		468		87		295		551
Non-compete agreement		—		12,174		12,174		—		—		3,044		3,044		9,130		—		—
Concession Arcos del Gourmet		—		20,873		20,873		—		—		714		714		20,159		—		—
Trademarks		1,029		400		1,429		575		—		42		617		812		454		67

Total as of June 30, 2010	Ps.	39,876	Ps.	46,391	Ps.	86,267	Ps.	21,317	Ps.	(436)	Ps.	10,989	Ps.	31,870	Ps.	54,397

Total as of June 30, 2009	Ps.	26,762	Ps.	13,114	Ps.	39,876	Ps.	18,150	Ps.	(22)	Ps.	3,189	Ps.	21,317			Ps.	18,559

Total as of June 30, 2008	Ps.	18,612	Ps.	8,150	Ps.	26,762	Ps.	15,790	Ps.	—	Ps.	2,360	Ps.	18,150					Ps.	8,612

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in “Other expenses” (Note 28.f.); except for Ps. 10 and Ps. 20 for the years ended 2009 and 2008 allocated in “Cost”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

c. Allowances and provisions

Item	Balances as of beginning of year		Additions		Deductions		Carrying value of June 30,
							2010		2009		2008
Deducted from current assets:
Allowance for doubtful accounts		128,964	(i)	30,253	(ii)	(45,066)		114,151		128,964		104,721
Allowance for impairment of investments		10,198		—	(vii)	(2,775)		7,423		10,198		11,423

Total as of June 30, 2010	Ps.	139,162	Ps.	30,253	Ps.	(47,841)	Ps.	121,574

Total as of June 30, 2009	Ps.	116,144	Ps.	93,697	Ps.	(70,679)			Ps.	139,162

Total as of June 30, 2008	Ps.	56,076	Ps.	74,378	Ps.	(14,310)					Ps.	116,144

Deducted from non-current assets:
Allowance for doubtful mortgage receivable		2,208		—		—		2,208		2,208		2,208
Allowance for doubtful accounts		2,708		—		(1,458)		1,250		2,708		1,956
Allowance for impairment of undeveloped plots of land		50		—		—		50		50		360
Allowance for impairment of fixed assets		3,891		2	(iii)	(361)		3,532		3,891		4,974
Allowance for impairment of inventories		1,029		870	(vi)	(1,742)		157		1,029		1,111
Allowance for impairment of non-current investments		1,891	(vii)	1,721	(vii)	(2,497)		1,115		1,891		577

Total as of June 30, 2010	Ps.	11,777	Ps.	2,593	Ps.	(6,058)	Ps.	8,312

Total as of June 30, 2009	Ps.	11,186	Ps.	2,066	Ps.	(1,475)			Ps.	11,777

Total as of June 30, 2008	Ps.	13,374	Ps.	639	Ps.	(2,827)					Ps.	11,186

Included in current liabilities:
Provision for contingencies		2,594	(iv)	2,095	(v)	(1,799)		2,890		2,594		1,787

Total as of June 30, 2009	Ps.	2,594	Ps.	2,095	Ps.	(1,799)	Ps.	2,890

Total as of June 30, 2008	Ps.	1,787	Ps.	4,673	Ps.	(3,866)			Ps.	2,594

Total as of June 30, 2007	Ps.	7,595	Ps.	1,570	Ps.	(7,378)					Ps.	1,787

Included in non-current liabilities:
Provision for contingencies		5,537	(iv)	3,305	(v)	(902)		7,940		5,537		7,899

Total as of June 30, 2010	Ps.	5,537		3,305		(902)	Ps.	7,940

Total as of June 30, 2009	Ps.	7,899	Ps.	1,739	Ps.	(4,101)			Ps.	5,537

Total as of June 30, 2008	Ps.	12,732	Ps.	2,226	Ps.	(7,059)					Ps.	7,899

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

c. Allowances and provisions (continued)

(i)	Doubtful accounts are disclosed in “Other expenses” (Note 28.f.).
(ii)	Related to off set and recovery of the year.
(iii)	Includes recovery of impairment of Ps. 361 disclosed in “Gain from operations and holdings of real estate assets, net”.
(iv)	Includes Ps. 560 shown in “Other expenses, net” (Note 9) and Ps. 4,840 shown in “Other expenses” (Note 28.f.).
(v)	Related to utilization of the year except for Ps.861 included in “Other expenses, net” (Note 9) and Ps. 321 related to recovery of the year.
(vi)	Includes recovery of impairment of Ps. 730 disclosed in “Gain from operations and holdings of real estates assets, net” and Ps. 1,012 related to utilization of the year.
(vii)	Included in Net income (loss) from retained interest in securitized receivables.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

d. Costs

	Year ended June 30,
	2010		2009		2008
I. Cost of sales
Stock as of beginning of year	Ps.	187,707	Ps.	182,780	Ps.	256,203
Plus:
Expenses (Note 28.f.)		14,004		8,773		4,678
Transfers to fixed assets		—		—		(4,856)
Transfers from fixed assets		43,984		78,870		—
Transfers from undeveloped parcels of land		7,789		5,406		4,611
Capitalized interest		1,932		7,087		—
Sale of business		21,902		—		—
Adjustment to purchase price of inventory (i)		83,512		41,053		70,237
Stock as of end of year		(311,516)		(187,707)		(182,780)

Subtotal		49,314		136,262		148,093

Plus:
Gain from recognition of inventories at net realizable value		33,831		12,056		2,832
Results from holding of real estate assets		—		—		(31)

Cost of properties sold		83,145		148,318		150,894

II. Cost of leases
Expenses (Note 28.f.)		189,783		138,352		124,993

Cost of properties leased		189,783		138,352		124,993

III. Cost of fees for services
Expenses (Note 28.f.)		—		253		529

Cost of fees for services		—		253		529

IV. Cost of hotel activities
Stock as of beginning of year		2,125		3,220		2,957
Purchases of the year		1,016		(1,095)		263
Expenses (Note 28.f.)		102,897		98,889		84,220
Stock as of end of year		(3,141)		(2,125)		(3,220)

Cost of hotel activities		102,897		98,889		84,220

V. Cost of consumer financing
Expenses (Note 28.f.)		99,470		122,694		103,587

Cost of consumer financing		99,470		122,694		103,587

TOTAL COSTS	Ps.	475,295	Ps.	508,506	Ps.	464,223

(i)	Includes Ps.8,200 related to the square meters that shall be received to the balance from the sale of business (see note 2. g.A.8).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

e. Foreign currency assets and liabilities

Captions	Currency			Total as of June 30,
		Amount of foreign currency	Current Exchange rate (i)	2010		2009
Assets
Current assets
Cash and banks:
Cash on hand	U$S	209	3.891	Ps.	815	Ps.	485
Cash on hand	Euros	4	4.769		18		28
Cash on hand	Reales	—	—		—		4
Cash on hand	Libras	2	5.819		14		5
Cash on hand	Pesos Uruguayos	7	0.162		1		1
Cash on hand	BRL	3	2.070		6		—
Bank accounts	U$S	10,004	3.891		38,926		40,600
Bank accounts	Euros	354	4.769		1,689		2,370
Checks to be deposited	U$S	34	3.891		134		48
Investments:
Other investments	U$S	4	3.891		16		—
Mutual funds	U$S	26,814	3.891		104,335		128,121
Shares of public companies	U$S	291	3.891		1,132		21,603
Shares of public companies	Euros	818	4.769		2,930		—
Accounts receivable, net	U$S	10,972	3.891		42,692		26,179
Accounts receivable, net	Pesos Uruguayos	352	0.162		57		21
Related Parties	U$S	1,448	3.891		5,636		374
Other receivables and prepaid expenses:
Metropolitan, put option	U$S	12,455	3.891		48,461		44,877
Related parties	U$S	8,898	3.891		34,623		10,758
Receivables from the sale of shares	U$S	9,194	3.891		35,772		70,642
Prepaid expenses and series	U$S	242	3.891		943		16,177
Guarantee of defaulted credits	U$S	—	—		—		4,206
Guarantee deposits	U$S	188	3.891		733		12
Others	U$S	203	3.891		789		969
Others	UYP	6	0.162		1		—

Total current assets					319,723		367,480

Non-current assets
Investments:
Advance payments for the acquisition of shares	U$S	6,000	3.891		23,346		2,254
Hersha Hospitality Trust	U$S	52,566	3.891		204,553		—
Others	U$S	100	3.891		393		—
Accounts receivable, net	U$S	4,377	3.891		17,030		1,373
Other receivables and prepaid expenses:
Others	U$S	30	3.891		117		174

Total non-current assets					245,439		3,801

Total assets as of June 30, 2010				Ps.	565,162

Total assets as of June 30, 2009						Ps.	371,281

(i)	Official exchange rate prevailing as of June 30, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

e. Foreign currency assets and liabilities (continued)

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2010		2009
Liabilities
Current liabilities
Trade accounts payable:
Trade accounts payable	U$S	6,885	3.931	Ps.	27,064	Ps.	2,040
Trade accounts payable	Euros	39	4.818		188		—
Related parties	U$S	30	3.931		119		542
Mortgage payables	U$S	—	—		—		1,930
Advances from customers	U$S	7,330	3.931		28,814		12,800
Taxes payable	U$S	23	3.931		89		—
Short-Term debt	U$S	23,311	3.931		91,635		103,171
Other liabilities:
Liabilities from the purchase of shares	U$S	6,258	3.931		24,599		78,870
Related Parties	U$S	69	3.931		270		—
Guarantee deposits	U$S	681	3.931		2,677		2,187
Others	U$S	759	3.931		2,985		—

Total current liabilities					178,440		201,540

Non-current liabilities
Advances from customers	U$S	—	3.931		—		56,822
Seller financing	U$S	3,095	3.931		12,166		—
Long-Term debt	U$S	284,645	3.931		1,118,941		999,557
Other liabilities:
Loans with shareholders of related parties	U$S	185	3.931		726		13,290
Hersha option payable	U$S	4,247	3.931		16,693		—
Guarantee deposits	U$S	987	3.931		3,880		4,286
Others	U$S	1,500	3.931		5,897		—

Total non-current liabilities					1,158,303		1,073,955

Total liabilities as of June 30, 2010				Ps.	1,336,743

Total liabilities as of June 30, 2009						Ps.	1,275,495

(i)	Official exchange rate prevailing as of June 30, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

for the years ended June 30, 2010, 2009 and 2008—(Continued)

(Amounts in thousands, except share data and as otherwise indicated)

28. Other financial statement information (continued)

f. Other expenses

Items	Cost of properties leased		Cost of properties sold		Cost of fees for services		Cost of hotel activities		Cost of consumer financing		Cost of pass- through expenses		Cost of collective promotion fund		Cost of expenses recovery		Administrative		Selling		Financing		Total as of June 30, 2010		Total as of June 30, 2009		Total as of June 30, 2008
Director’s fees	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	49,848	Ps.	—	Ps.	—	Ps.	49,848	Ps.	24,556	Ps.	19,430
Fees and payments for services		326		156		—		3,560		14,983		9,506		(34)		(9,472)		29,009		19,731		—		67,765		53,789		64,395
Salaries and bonuses		704		584		—		38,802		23,118		69,862		7,807		(77,669)		53,142		37,666		—		154,016		152,652		147,188
Social security contributions		—		—		—		8,846		—		—		—		—		2,066		908		—		11,820		12,450		9,994
Depreciation and amortization		133,082		158		—		12,688		2,462		2,068		—		(2,068)		4,538		5,750		874		159,552		134,972		115,207
Maintenance of building		26,096		3,334		—		7,913		78		53,140		262		(53,402)		885		—		—		38,306		27,514		22,433
Mail and telephone		153		3		—		3,873		—		5,817		—		(5,817)		799		207		—		5,035		4,957		4,581
Travel expenses		—		—		—		—		—		2		—		(2)		1,212		—		—		1,212		1,028		832
Advertising		—		—		—		—		—		18		46,457		(46,475)		—		27,769		—		27,769		23,531		37,375
Lease expense		—		—		—		—		19		3,728		112		(3,840)		1,019		—		—		1,038		5,396		3,148
Commissions and property sales charges		—		4,190		—		3,825		40,092		—		—		—		1,941		5,110		—		55,158		74,909		53,199
Freight and transportation		—		11		—		340		1,484		2,248		249		(2,497)		1,243		2,194		—		5,272		4,619		4,940
Taxes, rates and contributions		2,504		5,196		—		—		13,338		32,818		2,617		(35,435)		31,548		—		—		52,586		79,820		44,941
Subscriptions and publications		—		1		—		—		—		—		—		—		625		—		—		626		504		322
Interest and index – adjustment		—		—		—		—		—		47		—		(47)		—		—		146,402		146,402		120,959		95,357
Bank charges		—		18		—		—		—		—		—		—		3,913		—		—		3,931		2,826		6,599
Safe deposits box		—		—		—		—		—		—		—		—		709		—		—		709		352		466
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		—		30,253		—		30,253		92,204		62,900
Recovery of Allowance for doubtful accounts		—		—		—		—		—		—		—		—		—		(5,867)		—		(5,867)		—		—
Food and beverages		—		—		—		11,929		—		—		—		—		—		—		—		11,929		10,189		7,248
Insurances		—		28		—		117		2,425		2,055		32		(2,087)		2,093		—		—		4,663		5,385		4,837
Surveillance		—		305		—		—		—		4,083		—		(4,083)		1,801		—		—		2,106		1,714		1,239
Training courses		—		—		—		3		—		2		—		(2)		284		—		—		287		432		150
Gross sales tax		—		—		—		—		—		18		—		(18)		—		51,200		—		51,200		8,418		38,951
Contingencies		—		—		—		—		—		—		—		—		—		—		—		—		—		99
Personnel		1		3		—		112		742		3,057		289		(3,346)		2,609		1,097		—		4,564		3,510		3,880
Training expenses		—		—		—		—		—		—		—		—		—		—		—		—		—		1,258
Unrecovered expenses		23,585		—		—		—		—		6,155		201		(6,356)		—		—		—		23,585		10,146		13,182
Expenses recovery		—		—		—		—		—		(196,363)		(59,562)		255,925		—		—		—		—		—		—
Change for contingencies for lawsuits.		3,189		—		—		—		—		—		—		—		—		—		—		3,189		1,606		2,036
Notary expenses		—		12		—		—		—		—		—		—		768		—		—		780		—		—
Other		143		5		—		10,889		729		1,739		1,570		(3,309)		5,239		9,383		1,021		27,409		17,043		17,855

Total as of June 30, 2010	Ps.	189,783	Ps.	14,004	Ps.	—	Ps.	102,897	Ps.	99,470	Ps.	—	Ps.	—	Ps.	—	Ps.	195,291	Ps.	185,401	Ps.	148,297	Ps.	935,143

Total as of June 30, 2009	Ps.	138,352	Ps.	8,773	Ps.	253	Ps.	98,889	Ps.	122,694	Ps.	—	Ps.	—	Ps.	—	Ps.	147,329	Ps.	236,201	Ps.	122,990			Ps.	875,481

Total as of June 30, 2008	Ps.	124,993	Ps.	4,678	Ps.	529	Ps.	84,220	Ps.	103,587	Ps.	—	Ps.	—	Ps.	—	Ps.	122,121	Ps.	247,297	Ps.	96,617					Ps.	784,042

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2010 and 2009 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2010. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2010 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Price Waterhouse & Co S.R.L.

Diego Sisto
Partner

Buenos Aires, Argentina

August 9, 2010, except for notes 34 and 35 as to which the date is December 28, 2010.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of June 30, 2010 and 2009

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated))

	June 30,
	2010		2009
ASSETS

Cash and due from banks	Ps.	129,122	Ps.	95,335
Banks and correspondents		683,657		1,132,566

		812,779		1,227,901

Government and corporate securities (Note 8)		3,333,736		1,483,079
Loans (Note 9)
Mortgage loans		1,851,651		2,078,621
Other loans		2,908,358		2,407,457

		4,760,009		4,486,078
Plus: Accrued interest receivable		42,672		53,164
Less: Allowance for loan losses (Note 10)		(171,303)		(235,713)

		4,631,378		4,303,529
Other receivables from financial transactions (Note 11)
Securities receivable under repurchase agreements		—		1,288,305
Amounts receivable under derivative financial instruments (Note 20)		869,929		1,153,430
Loans in trust pending securitization		45,477		61,286
Amounts receivable under reverse repurchase agreements of government and corporate securities		63,620		98,401
Other (Note 11)		870,721		865,070

		1,849,747		3,466,492
Plus: Accrued interest receivable		9,664		8,442
Less: Allowance for Other receivables from financial transactions		(59,330)		(55,373)

		1,800,081		3,419,561

Investments in other companies		66		66

Miscellaneous receivables (Note 12)		514,346		1,287,077

Bank premises and equipment (Note 13)		112,159		106,905

Miscellaneous assets (Note 14)		22,165		16,201

Intangible assets (Note 13)		56,209		63,561

In-process items		1,152		1,560

Total Assets	Ps.	11,284,071	Ps.	11,909,440

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (Continued)

As of June 30, 2010 and 2009

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated))

	June 30
	2010		2009
LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES
Deposits
Checking accounts	Ps.	106,617	Ps.	68,853
Saving accounts		313,553		215,598
Time deposits		3,910,517		3,019,774
Other deposit accounts		60,009		62,695

		4,390,696		3,366,920
Plus: Accrued interest payable		54,504		45,310

		4,445,200		3,412,230
Other liabilities from financial transactions
Other banks and international entities (Note 17)		20,194		96,549
Bonds (Note 18)		2,336,525		2,989,203
Argentine Central Bank (Note 16)		17,130		20,697
Amounts payable under derivative financial instruments (Note 20)		819,500		999,458
Borrowings under repurchase agreements collateralized by government securities		—		1,113,288
Obligation to return securities acquired under reverse repurchase agreements of government and private securities		71,396		96,543
Collections and other transactions on behalf of third parties		22,212		15,376
Other		254,760		153,054

		3,541,717		5,484,168
Plus: Accrued interest payable		26,254		67,168

		3,567,971		5,551,336
Miscellaneous liabilities
Taxes		21,948		23,421
Sundry creditors (Note 22)		82,244		56,662
Other (Note 22)		39,618		25,921

		143,810		106,004

Reserve for contingencies (Note 15)		226,323		138,971

In-process items		1,968		1,281

Non-controlling interest		37,133		36,881

Total Liabilities		8,422,405		9,246,703

SHAREHOLDERS’ EQUITY

Common stock		1,428,900		1,428,900
Treasury stock		105,091		105,091
Inflation adjustment of common stock		683,124		683,124
Reserves		437,461		397,908
Retained earning		207,090		47,714

Total Shareholders’ Equity		2,861,666		2,662,737

Total Liabilities and Shareholders’ Equity	Ps.	11,284,071	Ps.	11,909,440

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated))

	2010		2009		2008
Financial income
Interest on loans and other receivables from financial transactions	Ps.	718,233	Ps.	938,895	Ps.	485,931
Income from government and corporate securities		504,019		75,037		204,973
Other		57		2,227		5,687

		1,222,309		1,016,159		696,591

Financial expenses
Interest on deposits and other liabilities from financial transactions		614,166		573,582		527,924
Contributions and taxes on financial income		47,424		41,726		22,769

		661,590		615,308		550,693
Provision for loan losses (Note 10)		100,150		209,844		149,861
Income from services
Insurance premiums		106,748		107,946		97,899
Commissions (Note 23)		244,336		168,570		131,068
Other (Note 23)		125,036		112,337		60,474

		476,120		388,853		289,441

Expenses for services
Insurance claims		14,528		10,517		7,870
Commissions (Note 23)		122,394		105,612		85,719
Contributions and taxes on income from services		11,940		11,117		6,354

		148,862		127,246		99,943

Administrative expenses
Salaries and social security contributions		276,977		222,559		160,618
Advertising expenses		37,264		7,880		16,350
Value added tax and other taxes		26,559		19,757		21,763
Directors’ and Syndics’ fees		11,150		8,965		5,726
Fees for administrative services		75,402		77,249		74,598
Maintenance and repairs		16,213		9,657		7,573
Electricity and communications		27,255		18,794		16,584
Depreciation of bank premises and equipment		13,616		14,366		11,506
Rent		15,379		14,197		11,484
Other		63,551		62,847		62,258

		563,366		456,271		388,460

Net income (loss) from financial transactions	Ps.	224,461	Ps.	(3,657)	Ps.	(202,925)

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME – (Continued)

For the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated))

	2010	2009	2008
Miscellaneous income
Penalty interest	9,817	11,269	6,749
Loans recoveries	87,382	125,612	153,983
Other (Note 24)	15,677	33,224	23,341

	112,876	170,105	184,073

Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	49,752	44,671	11,155
Other (Note 24)	62,835	56,282	20,267

	112,587	100,953	31,422

Income (loss) before income taxes and Non-controlling interest	224,750	65,495	(50,274)

Income taxes (Note 26)	24,351	11,512	3,734
Non-controlling interest	(1,470)	(3,520)	(5,554)

Net income (loss) for the period	198,929	50,463	(59,562)

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated))

	Common stock (Note 28)		Paid in capital		Treasury stock (Note 28)		Inflation adjustment of common stock (Note 28)		Reserves				Retained earnings / (Accumulated deficit)		Total shareholders’ equity
									Legal (Note 28)		Voluntary (Note 28)
Balance as of June 30, 2007	Ps.	1,500,000	Ps.	—	Ps.	—	Ps.	717,115	Ps.	68,868	Ps.	—	Ps.	425,313	Ps.	2,711,296

Retained earnings distribution approved by the General Shareholders’ Meeting held on May 23, 2008 – Legal Reserve		—		—		—		—		75,044		—		(75,044)		—

Net loss for the period		—		—		—		—		—		—		(59,562)		(59,562)

Balance as of June 30, 2008	Ps.	1,500,000	Ps.	—	Ps.	—	Ps.	717,115	Ps.	143,912	Ps.	—	Ps.	290,707	Ps.	2,651,734

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 29, 2009 – Legal Reserve		—		—		—		—		253,996		—		(253,996)		—

Board Meeting 243 held on January 21, 2009		—		—		—		—		—		—		(39,460)		(39,460)

Treasury stock (Note 28.a.)		(71,100)				105,091		(33,991)		—		—		—		—

Net income for the period		—		—		—		—		—		—		50,463		50,463

Balance as of June 30, 2009	Ps.	1,428,900	Ps.	—	Ps.	105,091	Ps.	683,124	Ps.	397,908	Ps.	—	Ps.	47,714	Ps.	2,662,737

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 30, 2010 – Legal Reserve		—		—				—		39,553		—		(39,553)		—

Net income for the period		—		—				—		—		—		198,929		198,929

Balance as of June 30, 2010	Ps.	1,428,900	Ps.	—	Ps.	105,091	Ps.	683,124	Ps.	437,461	Ps.	—	Ps.	207,090	Ps.	2,861,666

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated))

	2010		2009		2008
Cash flows from operating activities:
Net income (loss)	Ps.	198,929	Ps.	50,463	Ps.	(59,562)
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		149,902		254,515		161,016
Net gain on investment government securities		(151,380)		(52,145)		(94,929)
Gain on derivative financial instruments		(48,655)		(43,550)		(112,934)
Depreciation and amortization		28,433		26,937		19,254
Net gain on sale of premises and equipment and miscellaneous assets		(1,599)		(16,581)		(5,775)
Net Indexing (CER and CVS) of loans and deposits		45,935		89,626		69,112
Net Interest and indexing (CER) of borrowings and compensations from Argentine Central Bank		—		36,766		26,860
Non-controlling interest		1,470		3,520		5,554
Net change in trading investments		(481,200)		(581,347)		392,838
Net reverse repurchase agreements of government and corporate securities		—		207,041		(180,839)
Net change in other assets		539,730		(1,086,227)		171,676
Net change in other liabilities		(1,323,655)		(186,617)		(141,733)

Net cash (used in) provided by operating activities		(1,042,090)		(1,297,599)		250,538

Cash flows from investing activities:
(Increase)/Decrease in loans, net		(1,151,335)		17,681		(920,684)
Proceeds from securitization of consumer loans		762,120		—		50,514
Proceeds from maturities of investments		556,126		535,131		499,116
Proceeds from sales of investments		79,650		—		—
Proceeds from sale of premises and equipment		1,570		4,887		5,468
Purchases of premises and equipment, miscellaneous and intangible assets		(33,856)		(33,552)		(57,421)

Net cash provided by (used in) investing activities		214,275		524,147		(423,007)

Cash flows from financing activities:
Increase in deposits, net		1,023,776		1,458,835		1,043,585
Principal payments on bonds, notes, and other debts		(612,894)		(221,987)		(293,316)
(Decrease)/Increase in borrowings, net		(116,139)		36,443		(254,193)

Net cash provided by financing activities		294,743		1,273,291		496,076

Net increase/(decrease) in cash and cash equivalents		(533,071)		499,839		323,607
Cash and cash equivalents at the beginning of the period		1,227,901		647,691		327,673
Effect of foreign exchange changes on cash and cash equivalents		117,949		80,371		(3,589)

Cash and cash equivalents at the end of the period	Ps.	812,779	Ps.	1,227,901	Ps.	647,691

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	31,720	Ps.	27,588	Ps.	5,965
Cash paid for presumptive minimum income tax		19,944		18,765		26,197
Non-cash transactions involving securitizations		38,106		—		8,914

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the rules of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribes the accounting reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to enterprises in general. The significant differences between Argentine Banking GAAP and Argentine GAAP are described in Note 6 to the consolidated financial statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the SEC. See Note 34 for details.

Certain disclosures required by the Argentine Banking GAAP have not been presented herein since they are not required under US GAAP or the SEC and are not considered to be relevant to the accompanying consolidated financial statements taken as a whole.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2010 and 2009 are as follows:

Issuing Company	% of participation
BHN Sociedad de Inversión Sociedad Anónima	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%
BACS Banco de Crédito y Securitización Sociedad Anónima	70.00%
BH Valores Sociedad de Bolsa SA	100.00%

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

In September 2002, October 2005 and February 2008, the Argentine Central Bank credited US$ 356,015 thousand, US$ 16,761 thousand and US$ 1,871 thousand in BODEN 2012, respectively, as compensation (consolidated amount).

Between September 2005 and January 2006, hedge BODEN 2012 for US$ 773,531 thousand were subscribed.

On June 26, 2009 the remaining subscription of hedge bonds and of their detached coupons took place and Banco Hipotecario and BACS subscribed an original nominal value of US$ 72,196 thousand. As of June 30, 2010 there was no amount of hedge bond to be received pending of delivery.

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

Effects in trusts

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

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

After January 14, 2004, the settlement date of the transaction, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At June 30, 2010, the outstanding face value of the obligations exchanged amounted to US$ 8,995 thousand and Euro 10,695 thousand.

At the date of these financial statements, the Bank honored the total amount of amortization and interest according to the contractual terms.

4. Exposure to the Public Sector

As of June 30, 2010, the Bank maintains Ps. 2,304,085, in government-related assets:

a)	Government securities for Ps. 2,216,421 (excluding Argentine Central Bank Bills).

b)	Loans to the national, provincial and municipal governments for Ps. 59,456.

c)	Other receivables for financial transactions for Ps. 28,208 of which Ps. 21,942 corresponds to SISVIAL Financial Trust’s debt securities and Ps. 6,266 corresponds to OCT transactions.

As of June 30, 2010 and 2009, the Bank has Ps. 17,088 and Ps. 20,654, respectively, in advances to be requested from Argentine Central Bank for the acquisition of the Hedge Bond (BODEN 2012).

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps. 2,286,997 and Ps. 2,920,840 at June 30, 2010 and 2009, respectively.

Communication “A” 4546 dated July 9, 2006, stated that, as from July 1, 2007, exposure to the Public Sector may not exceed 35% of total assets as of the last day of the previous month.

As of June 30, 2010 and 2009 the Bank’s exposure to the public sector represents 20.2% and 24.5% of its total assets, respectively.

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

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.2. Government and Corporate Securities

Held for investment

BODEN 2012

BODEN US$ 2012 received as compensatory bonds, are recognized at their technical value (the adjusted balance of each instrument according to contractual conditions), in accordance with the rules issued by the BCRA.

BONAR 2014

On January 30, 2009, Global 08 Guaranteed Loans for a face value of 226,310,100 were tendered under the debt exchange contemplated under Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, and BONAR in Argentine Pesos Badlar + 275 bps. 2014 for a face value of 705,803,810 were received, whose acquisition cost was Ps. 369,304. The above mentioned guaranteed loans had been purchased from Deutsche Bank on January 29, 2009.

The Bonds received in exchange for debt as resolved by Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, BONAR in Argentine Pesos Badlar + 275 bps. 2014, are classified in “Investment Securities”, have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, equates the present value of the cash flows with the initial value. On March 22, 2010, the Board of Directors resolved to reclassify the holdings of said securities to “Held for trading” on a stepwise basis (25% per quarter). As of June 30, 2010, 50% of the holdings of said securities have been reclassified.

At June 30, 2009, the government securities classified as “Investment Securities” have been recognized at their carrying value as of September 30, 2008, and they increased monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, equates the present value of the cash flows with the initial value.

Held for trading – quoted

Securities classified as “held for trading – quoted” are marked to market, at the Buenos Aires Stock Exchange spot quotation, and any changes in their market value is recognized as a gain or loss in the consolidated income statement.

Held for trading – unquoted

Secured Bonds (“BOGAR”) issued by the Provincial Government within the framework of Decree 1579/02 are recorded at the higher value arising from comparing the listed value as of the measurement date and the book value of preceding month, net of contra accounts and financial services collected since such date as required by the BCRA.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

5.3. Loans

The portfolio of performing loans and loans with 90 days or less past due, has been recorded at principal amounts, net of amortization, adjusted by CER (Reference Stabilization Index), and CVS (Adjustment Salary Variation Index), where applicable, plus accrued interest and net of allowance for loan losses.

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

5.4. Interest accruals and adjustments of principal amounts (CER and CVS)

In general lending and certain borrowing transactions in local and foreign currency, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan. Interest accruals for loans past due more than 90 days, were discontinued.

Adjustments of principal amounts from the application of the CER and CVS, were accrued as established by BCRA regulations.

Interest is recognized on a cash basis on past due loans of more than 90 days, after reducing the balance of accrued interest.

5.5. Derivative Financial Instruments

Currency swaps are valued on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

Credit currency swap are valued discounting the lending and borrowing cash flows applying to that effect the market rates obtained from similar instruments with known quotations in stock exchanges and markets.

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

Forward transactions have been recorded, under “Other Receivables from Financial Brokerage” and / or “Other Liabilities Resulting from Financial Brokerage”, as the case may be, the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the period according with the future prices

The general settlement method for futures does not require delivery of the traded underlying asset. Rather, settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5.6. Securitizations of Loans

The Bank accounted for the transfer of mortgage loans to mortgage trusts and the issuance of mortgage bonds, as a sale and recorded its retained interest in the securitization trusts at their principal amounts. A gain or loss is recognized for the difference between the cash proceeds received and the principal balance of mortgage loans underlying the mortgage bonds sold. Retained interests relating to certificates of participation are adjusted on a monthly basis to reflect the net results of the Bank’s equity in the trusts.

The certificates of participation have been valued according to the equity method of accounting, net of allowances. In addition, debt securities issued by the trust are recorded at face value, adjusted by CER, when applicable, plus accrued interest, net of allowances and less the negative amount of the equity method applied to the certificates of participation, when applicable.

5.7. Allowance for Loan Losses

Allowances for loan losses recorded at June 30, 2010 and 2009, cover the minimum reserves required by the BCRA, and were estimated based on the debtors payment capacity and cash-flows analysis for commercial loans and clients aging for consumer loans, and were calculated considering the guarantees of the loans.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash-flows of the individual project financed by the Bank.

The table bellow includes the categories and the minimum percentages of allowances established by the BCRA according to the clients’ aging and their payment capacity:

Situation	Allowance to be recorded (in %)
	With preferred guarantees	With no guarantees
1	1%	1%
2	3%	5%
3	5%	12%
4	25%	50%
5	50%	100%

As a result of the policies adopted, and in line with BCRA rules, at June 30, 2010 and 2009 the Bank has recorded in memorandum accounts Ps. 906,449 and Ps. 923,644, respectively, for loans charged off from the Bank’s assets three months after the date on which those loans were fully reserved.

The BCRA established regulations for the classification and provisioning of refinanced consumer loan portfolios. For such purpose, consumer loans refinancing generate the freezing of the debtor classification and provision before refinancing. The regulations are the following: i) the classification of refinanced loans is maintained for three installments (or until collection of an equivalent amount), ii) the improvement of the situation of the refinanced client is based on paid installments (periodical, monthly or quarterly payment financing) or on the percentage of paid capital (sole payment financing or periodical payment, when over two months or irregular payment), iii) timely payment of the refinanced payments (or default of no more than 31 days) is a requirement for improving the situation, iv) advance payments and/or prepayments to access refinancing or after it are calculated in equivalent “installments” to measure the possibility of improving the client’s situation and v) in case the refinanced client shows arrears of more than 31 days, the “theoretical default” days are determined by adding the number of days in default in refinancing and minimum default in the category the debtor had at the time of refinancing, and based on these theoretical default days, he or she is be reclassified in the category corresponding to said default, as if it was real.

Based on the foregoing, the Board of Directors of the Bank believes that the allowance for loan losses set up are sufficient to cover the minimum reserves required by Argentine Banking GAAP rules.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps.1,181 as of June 30, 2010 and 2009, respectively.

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

All the loans in trust at June 30, 2010 are held in a trust where the Bank is the only beneficiary and are not intended to be securitized.

5.10. Investments in Other Companies

Investments in Other Companies include equity interest in companies where a Non-controlling interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists.

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the equity method. As of June 30, 2010 and 2009 these investments were recorded at cost.

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

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

At June 30, 2009 in order to offset the CER index-adjustable foreign currency assets and liabilities the Bank enter into several repurchase agreements with certain international entities, which, in aggregate amounted to US$ 675,950 of face value of BODEN 2012.

Underlying assets of repurchase agreements with BODEN 2012 have been recorded following the criteria mentioned in the first paragraph of Note 5.2. Government and Corporate Securities – Held for Investment.

5.14. Miscellaneous receivables

The receivables have been valued at the amounts actually transacted. At June 30, 2009 BODEN 2012 deposited as collateral, have been valued following the criteria described in the mentioned in the first paragraph of Note 5.2. Government and Corporate Securities – Held for Investment.

5.15. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	%	June 30
		2010		2009
BHN Sociedad de Inversión SA	0.01%	Ps.	1	Ps.	1
BACS Banco de Crédito y Securitización SA	30.00%	Ps.	37,132	Ps.	36,880
Total		Ps.	37,133	Ps.	36,881

5.16. Dismissal indemnities

The disbursements in respect to dismissal indemnities are expensed in the year in which they occur.

5.17. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

5.18. Reserve for contingencies

Reserve for contingencies are recorded when is probable and the amount of loss can be reasonably estimated. The Bank records them in Reserve for contingencies, under Liabilities. These reserves cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank has set up provisions recorded at the present value of the remaining payment for its employees’ retirement plans.

5.19. Other liabilities from financial transactions

Unsubordinated negotiable obligations have been valued at their residual value plus interests accrued.

5.20. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2010, 2009 and 2008, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

5.21. Reclassifications

Certain immaterial balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2010 presentation.

5.22. Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of ASC 230.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks”.

5.23. Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include those required in the accounting of allowances for loan losses and the reserve for contingencies. Since management’s judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which would have a positive or negative effect on future period results.

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

Valuation criteria

a) Compensation received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2010 and 2009, the Bank carries the government securities received in the “Government Securities”, “Miscellaneous receivables” and “Other Receivables for financial transactions” captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02 and recorded at their technical value. Under Argentine GAAP, those assets should be marked to market with the resulting gain or loss reflected in the income statement, unless the Bank demonstrates the ability and the intention to maintain these securities upon maturity.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

c) Secured Bonds and other government securities

As established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at June 30, 2010 and 2009 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued those assets at the higher value arising from comparing the listed value as of the measurement date and the book value as of the preceding month, net of contra accounts and financial services collected since such date, as established by the BCRA. Those granted as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02 have been valued at the value admitted for purposes of setting up guarantees in accordance with the regulations de Controlling Entity. Under Argentine GAAP, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each fiscal period or year, except if there were the ability and intent to hold them until maturity.

Discount Bonds have been recorded at the lower of (a) the aggregate nominal cash flow until maturity, under the contractual conditions of the new securities, and (b) the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds. Under Argentine GAAP, those bonds should be valued at their quotation value less estimated selling expenses.

The Bonds received in exchange for debt as resolved by Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, BONAR in Argentine Ps. Badlar + 275 bps. 2014, classified in “Investment Securities”, have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, equates the present value of the cash flows with the initial value. Under Argentine GAAP those bonds should be value at their quotation value less estimates selling expenses.

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

f) Financial Trusts

Under Argentine Banking GAAP, the certificates of participation in financial trusts have been valued according to the equity method of accounting, net of allowances. In addition, debt securities issued by the trust are recorded at face value, adjusted by CER, when applicable, plus accrued interest, net of allowances and less the negative amount of the equity method applied to the certificates of participation, when applicable. Under Argentine GAAP the certificates of participation and debt securities must be recorded at the lesser of the amortized cost and the fair value.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

7. Restricted Assets

At June 30, 2010, the Bank has deposited Ps. 91.121 (in US$) as collateral for the currency swap transaction. At June 30, 2009, the Bank has deposited Ps. 235,454 (in US$) and BODEN 2012 for Ps. 631,875 as collateral for the currency swap and repo transactions.

As of June 30, 2010 and 2009, the Bank maintains deposits amounting to Ps. 65,020 and Ps. 122,987 in LEBAC and Ps. 6,266 and Ps. 29,503 in BODEN 2012 as collateral for OTC transactions.

As of June 30, 2010 and 2009, the Bank maintains deposits amounting to Ps. 19,910 and Ps. 12,314 as collateral for Visa credit card transactions.

As of June 30, 2010 and 2009, BACS Banco de Crédito y Securitización SA maintains deposits to Ps. 22.558 and Ps. 22,208 in BOGAR and Mortgage loans, as collateral for the advance received from Central Bank.

As of June 30, 2010 and 2009, Mercado de Valores de Buenos Aires SA’s share belonging to BH Valores SA Sociedad de Bolsa (ex-Hexagon Argentina SA Sociedad de Bolsa) is pledged on behalf of Chubb Argentina de Seguros SA.

8. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2010	2009
Held for investment
BODEN 2012- Compensatory bond (denominated in US$) (*)	Ps.1,664,742	Ps. 263,780
Argentine government bonds (denominated in Pesos)	171,461	431,173
Held for Trading
- Quoted
Argentine government bonds (denominated in Pesos)	257,864	41,700
Argentine government bonds (denominated in US$)	—	121,212
Corporate equity securities (denominated in Pesos)	76,240	26,913
Argentine Central Bank bills - Lebacs (denominated in Pesos)	662,134	360,110
Corporate equity securities (denominated in US$)	1,174	33,776
- Unquoted
BOGAR - Provincial Public Debt (denominated in Pesos)	76,432	175,661
Other national and Guaranteed government bonds (denominated in Pesos)	27,343	28,754
National and Guaranteed government bonds (denominated in US$)	18,578	—
Argentine Central Bank bills - Lebacs (denominated in Pesos)	377,768	—

Total	Ps.3,333,736	Ps.1,483,079

(*)	As of June 30, 2009 the bank has registered Ps.1,874,301 in Other receivables from financial transactions and in Miscellaneous receivables corresponding to repo and currency swap transactions. As of June 30, 2010, these transactions have been expired and BODEN Bonds were reclassified to “Government and Corporate Securities”.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The bank recorded in their financial statements an income from government and corporate securities for an amount of Ps. 504,019 as of June 30, 2010, mainly due to the trading operations agreed by the bank and the accrual interest of BONAR 2014 and Argentine Central Bills (Lebacs/Nobacs).

9. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

•	Mortgage loans:

•	Construction project loans – loans made to various entities for the construction of housing units

•	Individual residential mortgage loans – mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

•	Other loans:

•	Certain financial and non-financial sector loans including loans to credit cardholders and to individuals

•	Public Loans – loans to National Government and Provinces

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2010		2009
Non-financial public sector	Ps.	56,854	Ps.	73,455
Financial sector		25,270		5,625
Non-financial private sector
With preferred guarantees (a)		1,855,087		2,081,545
Without preferred guarantees
Personal loans		396,356		580,892
Credit Card. Loans		1,128,946		879,535
Overdraft facilities		527,405		345,229
Other loans		736,430		519,797
Accrued interest receivable		42,672		53,164
Reserve for loan losses (see Note 10)		(171,303)		(235,713)

Total	Ps.	4,631,378	Ps.	4,303,529

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.

10. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2010	2009
Balance at beginning of period	Ps.235,713	Ps.214,551
Provision charged to income	100,150	209,844
Loans charged off	(164,560)	(188,682)

Balance at end of period	Ps.171,303	Ps.235,713

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

11. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2010		2009
Preferred guarantees, including deposits with the Argentine Central Bank	Ps.	632,347	Ps.	529,833
Unsecured guarantees (1)		1,227,064		2,945,101

Subtotal		1,859,411		3,474,934
Less: Allowance for losses (2)		(59,330)		(55,373)

Total	Ps.	1,800,081	Ps.	3,419,561

(1)	Includes Ps.869,929 and Ps.1,153,430 of Amounts receivable under derivative financial instruments, as of June 30, 2010 and 2009 and Ps.1,288,305 of Securities receivables under repurchase agreements of BODEN 2012 as of June 30, 2009.
(2)	As of June 30, 2010 and 2009 includes Ps. 16,162 of allowances for losses of loans in trust pending securitization.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2010	2009
Subordinated mortgage-backed bonds	Ps.307,069	Ps.295,692
Certificates of participation	208,814	178,085
Bonds held in the Bank’s portfolio (1)	103,912	111,987
Bonds unquoted	88,099	64,786
Collateral for OTC transactions	71,286	152,490
Other	91,541	62,030

Total	Ps.870,721	Ps.865,070

(1)	The Bank carries long-term Negotiable Obligations for Ps. 65,047 and Ps. 83,361 as of June 30, 2010 and 2009, respectively, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

12. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2010		2009
Withholdings, credits and prepaid income tax	Ps.	7,521	Ps.	9,665
Receivables from governmental entities		494		596
Recoverable expenses, taxes, and advances to third parties		40,133		60,017
Attachments for non-restructured ON		24,682		50,765
Guarantee deposit (1)		91,121		867,329
Presumptive minimum income – Credit tax (Note 27)		137,230		122,850
Receivables from master servicing activities		4,336		10,111
Other Directors fees		3,097		2,044
Advance payment – Acquisition of Tarshop SA (Note 35.3)		21,074		—
Loans to Bank staff		93,083		93,393
Other		95,277		73,339

Subtotal		518,048		1,290,109
Less: Allowance for collection risks		(3,702)		(3,032)

Total	Ps.	514,346	Ps.	1,287,077

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(1)	As of June 30, 2010 guarantee deposits comprised Ps. 91,121 (in US$) granted as collateral to deposit securing financial agreements. As of June 30, 2009 these deposits comprised Ps. 235,454 (in US$) and Ps. 631,875 to BODEN 2012. The decrease in the guarantee deposits was mainly due to the expiration of borrowing under repurchase agreements and derivatives financial instruments collateralized by government securities and cash.

13. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2010		2009
Land and buildings	Ps.	122,969	Ps.	106,679
Furniture and fixtures		26,686		26,337
Machinery and equipment		74,507		73,442
Other		3,175		3,057
Accumulated depreciation		(115,178)		(102,610)

Total	Ps.	112,159	Ps.	106,905

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2010	2009
Third parties fees, re-engineering, restructuring and capitalized software costs	56,209	63,561

Total	Ps.56,209	Ps.63,561

14. Miscellaneous assets

Miscellaneous assets consists of the following as of the end of each period:

	June 30,
	2010	2009
Properties held for sale	Ps.14,195	Ps.13,384
Assets leased to others	4,862	4,862
Other	10,811	5,200
Accumulated depreciation	(7,703)	(7,245)

Total	Ps.22,165	Ps.16,201

15. Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2010		2009
Legal Contingencies (1)	Ps.	90,329	Ps.	96,641
Incurred but not reported and pending insurance claims (2)		1,181		1,181
Contingency risks (4)		38,558		30,759
Tax Provision		10,643		10,390
Bonds subject to lawsuits (3)		85,612		—

Total	Ps.	226,323	Ps.	138,971

(1)	Includes legal contingencies and expected legal fees.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(2)	As of June 30, 2010 and 2009, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559, IBNR for Ps. 622).
(3)	Includes Negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring mentioned in note 3.
(4)	Comprised of:

	June 30,
	2010		2009
Contingency sale of non-performing mortgage portfolio	Ps.	1,164	Ps.	364
Retirement plans		30,531		28,146
Others		6,863		2,249

Total	Ps.	38,558	Ps.	30,759

16. Other Liabilities from Financial Transactions—Argentine Central Bank

The amounts outstanding corresponding to the Argentine Central Bank debt and advances, as of the end of the twelve month periods are as follows:

	June 30,
	2010	2009
Advances to be requested for the acquisition of the Hedge bond (1)	Ps.17,088	Ps.20,654
Other	42	43

Total	Ps.17,130	Ps.20,697

(1)	Includes the advance to be request by the BCRA of BACS Banco de Crédito y Securitización SA. Accrued interest plus CER amounted to Ps.10,314 and Ps.11,623 at June 30, 2010 and 2009, respectively.

17. Other Liabilities from Financial Transactions—Other Banks and International Entities

The breakdown of the bank debt is as follows:

	Annual interest rate	Maturity date	June 30,
Description			2010	2009
Warehousing Credit Line Agreement with IFC	8.60%	2009	—	46,341
Interbank loans in pesos	9.50%	2010	20,194	50,208

Total			20,194	96,549

On January 17, 2006 BACS Banco de Crédito y Securitización SA executed a Warehousing Credit Line Agreement with International Finance Corporation. Under this agreement IFC grants the Bank line of credit for up to of US$ 50,000 thousand in two tranches of US$ 25,000 thousand for a term of three years. This debt was extinguished on July 15, 2009.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

18. Other Liabilities from Financial Transactions—Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

	Issue date	Maturity date		Annual interest rate	June 30,
					2010	2009
GMTN
Series I (US$ 300,000 thousand)	17/04/98	17/04/03	a-c	10.000%	—	7,864
Series XVI (US$ 125,000 thousand)	17/02/00	17/02/03	a-c	12.625%	—	18,763
Series XVII (EURO 100,000 thousand)	27/03/00	27/03/02	a-c	9.000%	—	53
Series XXIII (EURO 150,000 thousand)	06/02/01	06/02/04	a-c	10.750%	—	14,235
Series XXIV (US$ 107,000 thousand)	15/03/02	15/03/05	a-c	9.000%	—	261
Series XXV (EURO 165,700 thousand)	15/03/02	15/06/05	a-c	8.000%	—	5,355
Long term bond (US$ 449,880 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	369,206	445,960
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	581,347	808,269
Series 4 (US$ 150,000 thousand)	16/11/05	16/11/10	a	9.750%	127,944	137,509
Series 4-Tranche II (US$ 100,000 thousand)	26/01/06	16/11/10	a	9.750%	393,106	379,259
Series 5 (US$ 250,000 thousand)	27/04/06	27/04/16	a	9.750%	864,922	905,604
Series 6 (US$ 150,000 thousand)	21/06/07	21/06/10	a	11.250%	—	266,071

					2,336,525	2,989,203

(a)	fixed interest rate
(b)	variable interest rate
(c)	Negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring mentioned in note 3 have been reclassified to Reserve for contingencies—Bonds subject to lawsuits

The contractual maturities of bonds are as follows as of June 30, 2010:

June 30, 2011	Ps.	758,689
June 30, 2012		237,639
June 30, 2013		237,639
June 30, 2014		237,639
Thereafter		864,919

Total	Ps.	2,336,525

The General Shareholders’ Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

On April 30, 2010, the General Ordinary Shareholders’ Meeting resolved, within the scope of the Global Program referred above, to delegate on the Board of Directors the broadest powers to determine the time, amount, within five years as from the CNV’s authorization date or the maximum term to be fixed in future regulations, as well as the other terms and conditions of each Series to be issued.

On November 16, 2010, the Bank has paid the pending amounts of Series 4 and Series 4 (Tranche II)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

20. Derivative Financial Instruments

The Bank has carried out its financial risk management through the subscription of several derivative financial instruments. The following are the derivative financial instruments outstanding as of June 30, 2010 and 2009:

	Notional Amount	Net Book Value Asset/(Liabilities) (a)		Amounts of Gain or (Loss) (b)		Fair Value
Type of Contract	2010	2010	2009	2010	2009	2010	2009
Cross Currency Swaps (1) (c)	815,158	6,789	114,970	3,701	1,352	1,816	75,217
Credit Currency Swaps (2) (c)	323,513	48,249	40,921	(16,709)	(46,890)	48,249	23,582
Interest Rate Swaps (3) (d)	—	—	(183)	—	(4,648)	—	(5,826)
Forwards (4) (c)	4,302	49	—	(46)	—	49	—
Futures (5) (c)	934,497	—	—	(65,949)	(208,805)	—	—
Currency Swap Contract (6) (c)	—	—	(1,510)	—	3,302	—	(1,510)

(a)	Balance Sheet classification: Assets: “Other receivable from financial transactions—Amounts receivable under derivative financial instruments”. Liabilities: “Other liabilities from financial transactions—Amounts payable under derivative financial instruments”.
(b)	Statements of Income classification: Gain: “Financial Income—Interest on loans and other receivables from financial transactions”. Loss: “Financial Expenses—Interest on deposits and other liabilities from financial transactions”.
(c)	Underlying: Foreign currency.
(d)	Underlying: Interest rate.

1.	Cross Currency Swaps: Cross currency swaps were carried out in order to reduce the volatility of the Bank’s results derived from variations in the Euro quotation, in view of the net liability position of that currency, stemming from the restructuring of Euro-denominated negotiable obligations. Through these transactions, the Bank receives Euros, in exchange for a certain amount of US dollars. The Bank records the changes in the assets and liabilities position in Euros and US dollars plus the corresponding interest rate. Within this framework, the following transactions have been carried out:

•

On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract for Euros 100,020 thousand which due date shall be December 1, 2013. This swap has been partially reversed with a contra swap whose residual values amount to US$ 27,423 thousand.

•	On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract for Euros 46,676 thousand which due date shall be December 1, 2013.

The net book value as of June 30, 2010 and 2009 amounts of Ps. 6,789 and Ps. 114,970.

2.

Credit Currency Swaps: in order to reduce the volatility of the Bank’s results derived from variations in the CER index, in view the net liability position stemming from obligations in pesos adjustable by said index,

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

related to the financial assistance to be requested from the Argentine Central Bank for the subscription of BODEN 2012 pursuant to the provisions of Section 29, subsect. g) of Decree 905/02, the Bank carried out currency swap transactions paying US dollars and receiving in exchange CER index. The Bank has subscribed directly its rights to receive hedge BODEN 2012, therefore, it has not asked for BCRA’s financial assistance, and the hedge for which the aforementioned contracts were implemented has partially ended. As of June 30, 2010, these transactions were valued discounting the lending and borrowing cash flows applying to that effect the market rates obtained from similar instruments with known quotations in stock exchanges and markets. Such change complies with professional accounting standards and has been reported to the BCRA. Within this framework, the following transactions have been carried out:

•

On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG which due date shall be August 3, 2012. According to this transaction, the Bank receives interest at a rate of 2% on a notional principal of Ps. 267,613 adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a notional principal of US$ 56,250 thousand without transfer of principal on each due date.

•

On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston which due date shall be August 3, 2012. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 53,292 adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a principal of US$ 11,250 thousand.

The net book value as of June 30, 2010 and 2009 amounts of Ps. 48,249 and Ps. 40,921.

3.	Interest rate swaps: In order to partially cover the issuance of debt at fixed rate and giving consideration to the holdings of floating rate NOBAC, interest rate swap agreements have been subscribed through which the Bank receives a fixed rate (established in 9.35% and 10.20%) and pays a variable rate BADLAR. The last of these transactions was settled on June 2010.

The net book value as of June 30, 2009 amounts of Ps. (183).

4.	Forward transactions: US dollar forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment in Pesos of currency differences. These transactions were performed mainly as hedge for foreign currency positions. Transactions with settlement in Pesos were also made upon maturity.

5.	Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

6.	On July 17, 2006, BACS entered into a currency swap contract with a local Financial Entity. According to this transaction, the Bank receives argentine pesos adjusted by CER on a notional principal of Ps. 48,300 and pays interest fixed rates of 12.3% without transfer of principal on each due date. On July 17, 2009 this transaction was settled.

The net book value as of June 30, 2009 amounts of Ps. (1.510).

Through memorandums N° 48/08, 52/08 and Note 313/ 48 /09 from the BCRA’s Financial and Exchange Institutions Superintendency, certain observations were raised regarding the valuation criteria applied to some of the derivative instruments mentioned above. According to the Superintendency, these derivative instruments should be valued at fair value according to the criteria required by the Professional Accounting Standards. To that effect and considering the new criteria, the Bank adopted a prudent criterion and proceeded to adjust the transactions referred in item 2 of this note by charging them against the fiscal year results, considering that the Accounting Manual does not provide a method for calculating these amounts in the case of swap transactions agreed upon without delivery of the underlying assets. On the other hand, the valuations of swap transactions agreed upon with delivery of the underlying assets are recorded following the criteria provided in the Account Plan and Manual for forward purchases and sales of Foreign Currency. Such situation was reported to the BCRA by means of note dated December 21, 2009 and ratified by means of a note dated February 22, 2010 by the BCRA.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

21. Securitization of mortgage and consumer loans

The Bank created separate mortgage trusts under its US securitization program and “Cédulas Hipotecarias Argentina—program”; and a consumer trust under BACS’s Global Trust Securities Program. For each mortgage or consumer trust, the Bank transfers a portfolio of mortgages or consumer loans originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgage or consumer loans and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage and consumer loans conveyed to the trusts are no longer recorded as assets of the Bank.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	—	—	12,848	71,375
Declared Maturity Date	08.31.2017			02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61.088	—	—	13,409	74.497
Declared Maturity Date	08.31.2024			08.31.2028

CHA IX Issued on 08.28.2009
Face value in Ps.	192,509	—	—	10,132	202,641
Declared Maturity Date	02.07.2027			07.07.2027

CHA X Issued on 08.28.2009
Face value in Ps.	—	—	—	17,224	17,224
Face value en US$	85,001	—	—	—	85,001
Declared Maturity Date	01.07.2027			06.07.2028

CHA XI Issued on 12.21.2009
Face value in Ps.	204,250	—	—	10,750	215,000
Declared Maturity Date	03.10.2024			10.10.2024

(*)	Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

22. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2010		2009
Sundry creditors:
Accrued fees and expenses payable	Ps.	71,179	Ps.	44,747
Unallocated collections		4,033		2,947
Withholdings and taxes payable		4,868		6,611
Other		2,164		2,357

Total	Ps.	82,244	Ps.	56,662

Other:
Directors and Syndics accrued fees payable	Ps.	3,919	Ps.	2,843
Payroll withholdings and contributions		10,857		9,432
Gratifications		9,325		4,944
Salaries and social securities		15,517		8,702

Total	Ps.	39,618	Ps.	25,921

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

23. Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2010		2009		2008
Loan servicing fees from third parties	Ps.	13,123	Ps.	9,316	Ps.	2,599
Commissions from FONAVI		9,897		7,092		5,660
Commissions for credit cards		185,122		150,713		104,649
Other		36,194		1,449		18,160

Total	Ps.	244,336	Ps.	168,570	Ps.	131,068

Other income from services is comprised of the following for each period:

	June 30,
	2010		2009		2008
Reimbursement of loan expenses paid by third parties	Ps.	28,660	Ps.	65,512	Ps.	33,203
Other		96,376		46,825		27,271

Total	Ps.	125,036	Ps.	112,337	Ps.	60,474

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2010		2009		2008
Structuring and underwriting fees	Ps.	6,716	Ps.	6,353	Ps.	8,209
Retail bank originations		30		41		52
Collections		515		295		360
Banking services		103,420		91,582		63,066
Commissions paid to real state agents		11,713		7,341		14,032

Total	Ps.	122,394	Ps.	105,612	Ps.	85,719

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

24. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous incomes are comprised of the following for each year:

	June 30,
	2010		2009		2008
Income on operations with premises and equipment and miscellaneous assets	Ps.	1,599	Ps.	16,581	Ps.	5,743
Rental income		1,675		1,693		630
Bank loan interest		9,384		8,850		3,909
Recovery of guarantee funds		—		—		7,495
Other		3,019		6,100		5,564

Total	Ps.	15,677	Ps.	33,224	Ps.	23,341

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2010		2009		2008
Depreciation of miscellaneous assets	Ps.	482	Ps.	443	Ps.	455
Gross revenue tax		3,653		870		473
Other taxes		11,540		15,187		7,566
BOGAR valuation adjustment		—		20,062		—
Debit card discounts		6,278		1		5
Credit card and others discounts		20,759		1,139		1,736
Benefits prepayments		8,072		3,034		157
Donations		3,703		1,243		2,283
Allocation of mortgage loan relief fund		—		—		1,351
Other		8,348		14,303		6,241

Total	Ps.	62,835	Ps.	56,282	Ps.	20,267

25. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	379,674	23,034	3	402,711
Government and corporate securities	1,684,494	—	—	1,684,494
Loans	402,087	—	—	402,087
Other receivables from financial transactions	258,288	754,848	—	1,013,136
Miscellaneous receivables	123,824	4	—	123,828
In-process items	1	—	—	1

Total as of June 30, 2010	2,848,368	777,886	3	3,626,257

Total as of June 30, 2009	4.236,585	1,046,404	3	5,282,992

Liabilities:
Deposits	641,417	—	—	641,417
Other liabilities from financial transactions	2,521,502	681,153	—	3,202,655
Miscellaneous liabilities	248	7	—	255

Total as of June 30, 2010	3,163,167	681,160	—	3,844,327

Total as of June 30, 2009	4,936,917	980,197	—	5,917,114

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

As a general rule, the income tax law allows the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable revenues those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule gives prerogative to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make direct allocation of expenses to the taxable revenue.

The Bank has a tax net operating loss carry forward of Ps. 165,557 and Ps. 463,539 at June 30, 2010 and 2009, respectively.

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

As accepted by the BCRA, at June 30, 2010 the Bank capitalized the Ps.137,230 tax credit corresponding to the fiscal years between 2000 and 2009.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance
2000	6,034
2001	5,084
2002	12,516
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634
2008	18,519
2009	19,944

Additionally, at June 30, 2010 and 2009, BH Valores SA capitalized the Ps. 41 tax credit.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

As of June 30, 2010, the Bank’s capital stock consists of:

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

(b) Restriction on the distribution of profits

No profits may be distributed when any financial year does not produce profits.

Argentine Central Bank Communication “A” 4152 dated June 2, 2004 left without effect the suspension of the distribution of profits established by Communication “A” 3574. However, those banks that proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Through Communiqué “A” 4526 dated April 24, 2006, the BCRA established that when the Legal Reserve is used to absorb losses, earnings shall not be distributed until the reimbursement thereof. Should the balance prior to the absorption exceed 20% of the Capital Stock plus the Capital Adjustment, profits may be distributed once the latest value is reached.

For purposes of determining distributable balances, the net difference arising from the book value and the market quotation shall be deducted from retained earnings, in the event the Entity records government debt securities and/or debt securities issued by the BCRA not valued at market prices, with volatility published by such entity.

Pursuant to its Communication “A” 5072, BCRA established that no dividend distribution shall be admitted in so far as: a) the amounts deposited as minimum cash requirements on average—in Pesos, foreign currency or in Government securities—were less than the requirements pertaining to the most recently closed position or the position as projected taking into account the effect of the distribution of dividends, and/or b) the amounts deposited as minimum capital requirements were less than the requirements recalculated as previously mentioned plus a 30% increase, and/or c) the Entity has received financial aid from the BCRA on grounds of illiquidity as set forth in Section 17 of BCRA’s Charter.

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

Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. As of June 30, 2010 and 2009, the commitments to extend credit under these arrangements amounted to approximately Ps.361,123 and Ps.24,170, respectively. Furthermore, the Bank has a unilateral and irrevocable right to reduce or change the credit card limit, thus it considered there is no off-balance sheet risk. The total unused credit card limit at June 30, 2010 and 2009 amounts to Ps. 1,861,243 and Ps. 1,498,517.

In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties. The amounts of clearing items in process were Ps. 59,264 and Ps 34,328 as of June 30, 2010 and 2009, respectively.

Additionally, the Bank recorded in memorandum accounts other guarantees provided for Ps.111,853 and Ps. 888,129 as of June 30, 2010 and 2009 respectively.

31. Out-of-court reorganization plan

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

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

32. Tax Claim

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

33. ANSES – Master agreement

On May 13 and July 3, 2009, the Bank executed a Master Agreement with the Argentine Social Security Office (ANSES), whereby, under the provisions of Law 26425, the ANSES promised to provide an initial financing amount and subsequent disbursements aimed at financing the roll-out of the Bank’s Home Financing Plan, involving a total of up to 37,000 homes, over the next three years.

The disbursement amount committed by the ANSES is US$ 300,000 thousand.

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

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans.

In accordance with US GAAP, under ASC 310-20 loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. 6,204 and 11,469, respectively.

b. Allowance for loan losses

The Bank’s accounting for its allowance for loan losses differs in some significant respects with practices of US-based banks.

Under Argentine Banking GAAP, the allowance for loan losses is calculated according to specific criteria. This criterion is different for commercial loans (those in excess of Ps. 750) and consumer loans. Loan loss reserves for commercial loans are principally based on the debtors’ payment capacity and cash-flows analysis. Loan loss reserves for consumer loans are based on the client’s aging. Argentine banks may maintain other reserves to cover potential loan losses which management believes to be inherent in the loan portfolio, and other Argentine Central Bank required reserves.

Under US GAAP, the allowance for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio at the respective balance sheet dates. Specifically:

a)	Loans considered impaired in accordance with ASC 310-10 “Accounting for Creditors for Impairment of a Loan” are valued at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate or at the fair value of the collateral if the loan is collateral dependent. Under ASC 310-10, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. ASC 310-10 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.750 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.750 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

As of June 30, 2010 and 2009, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to Shareholders’ Equity for US GAAP purposes of Ps. 37,295 and Ps. 17,522, respectively.

b)	In addition, the Bank has performed a migration analysis for mortgage, credit cards and consumer loans following the ASC 450-20 and historical loss ratios were determined by analyzing historical losses, in order to calculate the allowance required for smaller-balance impaired loans and unimpaired loans for U.S. GAAP purposes. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios were updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for US GAAP purposes of Ps. (24,167) and Ps. (98,158), for 2010 and 2009, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)	Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank mentioned in Note 5.7. Under US GAAP recoveries of loans previously charged off should be recorded when received. As of June 2010 and 2009, the Bank recorded an adjustment to Shareholders’ Equity related to reinstated loans of Ps. (107,968) and Ps. (114,137), respectively.

As a result of analysis performed the shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (94,840) and (194,773), respectively.

	2010		2009
	Allowances under US GAAP	Adjustment to Shareholders’ Equity	Allowances under US GAAP	Adjustment to Shareholders’ Equity
	(In thousand of Pesos)
Migration analysis	194,419	(24,167)	332,999	(98,158)
ASC310-10	33,781	37,295	31,753	17,522
Reinstated loans	107,968	(107,968)	114,137	(114,137)

Total	336,168	(94,840)	478,889	(194,773)

c. Derivative Instruments

As mentioned in Note 20 and 5 the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in Euros and in pesos plus CER, ii) assets denominated in US dollars (BODEN 2012) and iii) interest rate swaps to manage its interest rate risk.

Currency swaps are valued on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

Credit currency swap are valued discounting the lending and borrowing cash flows applying to that effect the market rates obtained from similar instruments with known quotations in stock exchanges and markets.

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

Under US GAAP, the Bank accounts for derivative financial instruments in accordance with ASC 815-10 which establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments embedded within contracts (collectively referred to as derivatives) and hedging activities. This statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure of future cash flows and (c) a hedge for the exposure of foreign currency. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

The Bank’s derivatives do not qualify for hedge accounting treatment under US GAAP. Therefore gains and losses are recorded in earnings in each period.

Under US GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument. As of June 30, 2010 and 2009 the difference between Argentine Banking GAAP and US GAAP amounts to Ps. (4,972) and Ps. (62,735), respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under US GAAP, derivatives should be recorded at fair value, on a net basis, and therefore the Bank’s assets and liabilities should both be decreased by approximately Ps. 432,600 and Ps. 443,100 at June 30, 2010 and 2009, respectively.

d. Compensatory and hedge bonds

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

Therefore, for US GAAP purposes, the Bank started recognizing the fair value of the option to receive the Hedge bond in the period ended June 30, 2005. As of June 30, 2010 there was no amount of hedge bond to be received pending of delivery.

During the year there were no sales of BODEN 2012 Bonds. In addition, according with contractual conditions of the bond, amortization of 12.5% of face value have occurred in August 3, 2009.

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

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10. As of June 30, 2010 the fair value is greater than the amortized cost of the investment, according with the following:

	2010					2009
	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BODEN 2012	1,549,649	1,671,009	1,565,775	16,079	(105,234)	1,937,039	2,157,744	1,565,024	(372,015)	(592,720)

The net income adjustment amounts Ps. 99,392, Ps. 11,683 and 179,408 as of June 30, 2010, 2009 and 2008.

As of June 30, 2010 the fair value of the bonds exceeded their amortized cost, therefore, for US GAAP purposes, we concluded that there was not recognition of impairment.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

e. Other government securities

•	Discount Bonds

As of June 30, 2004 the Bank held certain defaulted Argentine government bonds. Such bonds were not quoted in the public market. On January 2005, the Bank accepted the offer to exchange its defaulted government securities for “Discount Bonds in pesos” issued under the Argentine debt restructuring. On April 1, 2005 the government securities were exchange.

For US GAAP purposes and in accordance with ASC 310-20, satisfaction of one monetary asset (in this case a defaulted government securities) by the receipt of another monetary asset (in this case Discount Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

Under Argentine Banking GAAP, the Discount Bonds have been recorded at the lower of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities tendered as of March 17, 2005, equivalent to the present value of the BOGAR Bonds’ cash flows at that date.

As of June 30, 2010 and 2009 the Discount Bonds were considered available for sale securities for US GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10. As of June 30, 2010 and 2009 the fair value of the investment is less than its amortized cost, according with the following:

	2010					2009
	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
Discount Bonds	14,103	27,171	11,593	(2,510)	(15,578)	13,529	28,146	8,847	(4,682)	(19,299)

A number of factors were considered in performing analysis of securities. Those factors include, among others:

1.	intends to sell the security,

2.	is more likely than not to be required to sell the security before recovering its cost; or

3.	does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell)—that is, a “credit loss”.

This credit loss is based on the present value of cash flows expected to be collected from the debt security. If a credit loss exists but an entity does not intend to sell the impaired debt security and is more likely than not to be required to sell before recovery, the impairment is other than temporary. It should therefore be separated into:

1.	the estimated amount relating to the credit loss, and

2.	all other changes in fair value.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Only the estimated credit loss amount is recognized in profit or loss; the remaining change in fair value is recognized in “other comprehensive income”. This approach more closely aligns the impairment models for debt securities and loans by reflecting only credit losses as impairment in profit and loss.

The Bank as a result of its analysis has determined that unrealized losses on Discount Bonds are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date and the bank expects to recover the security’s entire amortized cost.

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

For US GAAP purposes and in accordance with ASC 310-20, satisfaction of one monetary asset (in this case Global 08 Guaranteed Loans) by the receipt of another monetary asset (in this case Bonar Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

Under Argentine Banking GAAP, these Bonds have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value. As mentioned in note 5.2. the board of Directors resolved to record the Bonar Bonds at fair value. Under US GAAP these securities were classified as AFS and no reclassification between categories were made.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 310-10. As of June 30, 2010 the fair value of the investment is greater than its amortized cost, consequently no impairment was recognized for US GAAP purposes.

Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. 34,637 and Ps. 95,314, respectively.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10. As of June 30, 2010 the fair value is greater than the amortized cost of the investment, according with the following:

	2010					2009
	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BONAR 2014	169,213	171,461	206,098	36,885	34,637	414,663	415,335	510,649	95,986	95,314

•	Other Bonds

The Bank’s government securities and certain other securities that are included under the caption “investment accounts” under Argentine Central Bank, were considered as “trading securities” under US GAAP.

Under Argentine Banking GAAP as of June 30, 2009, such securities were valued at cost plus accrued interest where as under US GAAP, these securities were value at its market value. Unrealized gain and losses are included in earnings.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The table included below, shown the USGAAP adjustment included under the caption “Other government securities” in the reconciliation of Shareholders’ equity:

	Shareholders’ equity Adjustment
	2010	2009
Discount Bonds	(15,578)	(19,299)
Bonar Bonds	34,637	95,314
Other Bonds	—	(4,028)

Total	19,059	71,987

The net income adjustment amounts Ps. 4,001, Ps. (3,257) and (18) as of June 30, 2010, 2009 and 2008.

f. Provincial Public Debt

As of June 2002, the Bank offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine National Government; however the exchange had not been finalized until 2003. As these loans were performing no provision was recorded under US GAAP in accordance with ASC 310-10.

In 2003, the Bank tendered in the exchange under Decree N°1579/02 almost all its portfolio of loans to provincial governments and received securities of the Argentine National Government (“BOGAR”).

For US GAAP purposes and in accordance with ASC 310-20 satisfaction of one monetary asset (in this case a loan) by the receipt of another monetary asset (in this case BOGAR) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the BOGAR being received is significantly different in structure and in interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and the amount expected to be collected will be amortized on an effective yield basis over the life of the bond.

For US GAAP purposes, these BOGAR are classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10. As of June 30, 2010 the fair value is greater than the amortized cost of the investment, according with the following:

	2010					2009
	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost	Book Value	Market Value	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BOGAR Bonds	48,553	76,432	71,245	22,692	(5,187)	116,973	175,661	98,684	(18,289)	(76,977)

As of June 30, 2010 the fair value of the bonds exceeded their amortized cost, therefore, for US GAAP purposes, we concluded that there was not recognition of impairment.

The net income adjustment amounts Ps. 30,809, Ps. 10,491 and 14,494 as of June 30, 2010, 2009 and 2008.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

For US GAAP purposes, the restructuring of the debt was accounted for in accordance with ASC 470-60 as the creditors made certain concessions due to the financial difficulties of the Company. ASC 470-60 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms, and only for the difference between the book value of the old debt and the future cash flows of the new debt. The total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts for some payables. The gain on restructuring recorded under US GAAP was lower than the gain recorded under Argentine Banking GAAP and therefore, the carrying amount of the new debt instruments under US GAAP was greater than the amount recorded under Argentine Banking GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt instruments. Under US GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

Subsequent to the restructuring, the bank has prepaid certain tranches of the debt. As a result of such prepayments and because the amount of the debt is greater for US GAAP purposes the amount of the gain or loss recognized for Argentine banking GAAP its different to the amount recognized for US GAAP purposes.

The Bank has repurchased part of the debt maturing in 2010 and 2013. For US GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the US GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2008, 2009 and 2010 generating a gain and included in the US GAAP net income reconciliation.

As mentioned in note 11 the bank carries long-term Negotiable Obligations held in its portfolio for purposes of their possible Exchange with holders that did not participate in the initial offering. For US GAAP purposes the bonds held by the bank are considered as debt extinguishment.

Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (71,453) and Ps. (124,668), respectively.

h. Securitization of mortgage and consumer loans

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

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

If the trust’s activities are sufficiently restricted the trust is not consolidated by the seller of the transferred assets. Additionally, he overall methodology for evaluating transactions and relationships under the variable interest entity (VIE) requirements includes the following two steps:

•	determine whether the entity meets the criteria to qualify as a VIE and,

•	determine whether the Bank is the primary beneficiary of the VIE.

In performing the first step the significant factors and judgments that were considered in making the determination as to whether an entity is a VIE include:

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

Based on the mentioned evaluation as of June 30, 2010 the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated the loans under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See Note 34.b. for allowance for loan losses.

On June 30, 2010 the Bank adopted FSP ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

	June 30, 2010
Cash and due from banks	Ps.	11,649
Loans (net of allowances)		776,881
Other assets		73,789

Total Assets	Ps.	862,319

Debt Securities	Ps.	743,765
Certificates of Participation		84,890
Other liabilities		33,664

Total Liabilities	Ps.	862,319

The Bank’s maximum loss exposure, which amounted to Ps. 862,319, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

The transfers of financial assets related to the creation of certain trusts were considered sales for US GAAP purposes under ASC 860-10 and for that reason debt securities and certificates retained by the Bank are considered to be “available for sale securities” under US GAAP.

The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion is determinate based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.

Subsequently, the unrealized gains (losses) on these securities are reported as an adjustment to shareholder’s equity, unless unrealized losses are deemed to be other than temporary in accordance with ASC 325-40.

The fair value of these retained interests in the trusts is determined based upon an estimate of cash flows to be collected by the Bank as holder of the retained interests, discounted at an estimated market rate and will constitute the new cost basis of these securities.

Based on the mentioned above as of June 30, 2010 the Bank recognized the following adjustments:

a)	The effect of accounting the certificates of participation in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment for a 100% of the carrying values of such securities as of June 30, 2006, considering the economic projections as of those dates and the declarative actions mentioned in Note 21. During the twelve-month period ended June 30, 2007, expectations about the recoverability of such securities have significantly changed considering among others, (a) decisions of the Supreme Court related to pesification matters and (b) new expectations about the CER, which adjusts the face value of the senior debt securities issued by the trust. The fair value of the securities is determined based on expected cash flows, discounted at a market interest rate. Increases in the fair value of these securities are recorded in other comprehensive income. As of June 30, 2010 and 2009, such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate and;

b)	The fair value recognition of the certificates of participation and debt securities held by the Bank from certain securitization trusts considered sales under US GAAP and classified as available for sale securities.

The Bank has evaluated whether there has been an adverse change in the estimated cash flows of the certificates of participation and debt securities. For certain securitizations the condition of an accrual of loss contingencies is met and an other-than-temporary impairment of Ps.2,119 was recorded, with the resulting change between the fair value and the amortized cost being charged to the income statement. The fair value at June 30, 2010 represents the new cost basis of these trusts.

Additionally, servicing assets and/or liabilities have been analyzed by the Bank, concluding that the benefits of servicing are not expected to be adequate compensation. Consequently a servicing liability of Ps. 634 and Ps. 1,356 as of June 30, 2010 and 2009, respectively, has been recorded for US GAAP purposes.

i. Acquisition of Treasury shares

On January 29, 2004 BHSA entered in a Total Return Swap transaction with Deutsche Bank AG (“DBAG”). Under this transaction Banco Hipotecario SA paid US$ 17.5 M and DBAG agreed to transfer to the Bank 71,100,000 BHSA Class D shares on January 29, 2009 or at an earlier date, if requested by BHSA. Under Argentine Banking GAAP, BHSA recognized as of June 30, 2008 and 2007, the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings. Under US GAAP, following the guidance of ASC 480-10 BHSA recognized the right to receive its shares at a future date at cost, as a reduction of equity. Subsequent charges in the market value of the shares are not recognized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Total Return Swap had been executed and DBAG transferred to the Bank 71,100,000 ordinary Class “D” shares of Banco Hipotecario SA (See Note 28.d.).

Under Argentine Banking GAAP acquisitions of the Bank’s shares adjust Shareholders’ Equity and changes in quoted market prices between the acquisition date and the reporting date are not recognized.

As a consequence, the Bank derecognized the right to receive its shares mentioned above and recorded to retained earnings Ps. (39,460) related to the difference between the treasury shares’ cost and their market value. Subsequent changes in the market value of the shares are not recognized. Furthermore, during the year 2009, the Bank has recorded in its income statement Ps. 40,883 related to the shares revaluation till the execution of the transaction was performed. As of June 30, 2009 this revaluation was reversed for US GAAP purposes.

j. Intangible Assets

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain equity transactions are recognized as an intangible asset and amortized in a maximum of five years. Such cost should be expensed as incurred under US GAAP.

Under Argentine Banking GAAP, the Bank capitalizes costs relating to all three of the stages of software development. Under ASC 350-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (8,431) and Ps. (8,485), respectively.

k. Impairment of fixed assets and foreclosed assets

Under Argentine Banking GAAP, fixed assets and foreclosed assets are restated for inflation using the WPI index at February 28, 2003. As such, the balances of fixed assets and foreclosed assets were increased approximately 120%.

In accordance with ASC 360-10 such assets are subject to impairment tests in certain circumstances. Because projected cash flows associated with fixed assets and foreclosed assets are insufficient to recover the restated carrying amounts of the assets, those assets should be tested for impairment. During 2002, in the absence of credible market values for our fixed and foreclosed assets, the Bank under US GAAP reversed the restatement of fixed and foreclosed assets.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

As of June 2010 and 2009, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (42,441) and Ps. (43,517), respectively. The differences between periods are due to the different amount of depreciation.

l. Non-controlling interest

This adjustment represents the effect on Non-controlling interest on the US GAAP reconciling items, as appropriate.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

m. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For US GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

Shareholders´ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (10,288) and Ps. (8,313), respectively.

n. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under US GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For US GAAP purposes the Bank has accounted these types of transactions under ASC 944-20.

Therefore, the technical reserves for the twelve month periods ended June 2009 and 2010 were adjusted for US GAAP and an Shareholders’ adjustment was recorder between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. (5,732) and Ps. (4,767), respectively.

o. Capitalization of interest cost

Under Argentine Banking GAAP, during the process of construction of an asset the capitalization of interest is not recognized.

For US GAAP purposes, as stated in ASC 835-20 the amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.

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

Shareholders’ Equity adjustment between Argentine Banking GAAP and US GAAP as of June 30, 2010 and 2009 amounted to Ps. 1,654 and Ps. 1,638, respectively. The differences between periods are due to the different amount of depreciation.

p. Income Tax

Argentine Banking GAAP requires income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes.

In accordance with ASC 740-10 under US GAAP income taxes are recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is “more likely than not” that it will not be recoverable.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

As of June 30, 2009 and 2010, and based on the analysis performed on the realizability of the deferred tax assets, the Bank believes that is more likely than not that it will recover the net operating tax loss carryforward and all the temporary differences, with future taxable income. Among other factors, the Bank considered that as of the date of the issuance of these financial statements, the taxable income, mainly due to the increase in the price of national government bonds (classified as available for sale securities for USGAAP proposes), is consuming almost the entire tax loss carryfoward, considering that there were no differences between the tax and US GAAP accounting treatment related to available for sale securities. As we mention in note 26 the tax net operating loss carry forward decrease from Ps. 463,539 as of June 30, 2009 to Ps. 165,557 as of June 30, 2010.

In a consolidated basis, the Bank has recognized a net deferred tax asset that amounted to Ps. 126,761 and Ps. 224,316, as of June 30, 2010 and 2009, respectively.

ASC 740-10 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2010, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2004 -2010

q. Items in process of collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. US banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

The Bank’s assets and liabilities would be increased by approximately Ps. 59,119, Ps. 33,933 and Ps. 51,164, had US GAAP been applied at June 30, 2010, 2009 and 2008, respectively.

r. Fair Value Measurements Disclosures

Effective January 1, 2009, ASC 820-10:

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

•

Nullifies the guidance in ASC 815-10, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;

•	Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the Bank’s creditworthiness when valuing liabilities; and

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•	Expands disclosures about instruments measured at fair value.

ASC 825-10 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under ASC 825-10, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of ASC 825-10 analysis, the Bank has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.

Valuation hierarchy

ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

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

Determination of fair value

Following is a description of the Bank’s valuation methodologies for assets and liabilities measured at fair value.

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

The following section describes the valuation methodologies used by the Bank to measure various financial instruments at fair value, including an indication of the level in the fair-value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

Assets (by Class of asset)

a) Securities

The Bank’s securities are classified within level 1 of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes trading securities, BODEN 2012 – Compensatory Bond, Provincial Public Debt – BOGAR, other government securities, instruments issued by BCRA and corporate securities.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

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

c) Subordinated mortgage backed bonds / Retained interests in securitizations

The Bank’s retained interests in securitizations are classified within level 3 of the valuation hierarchy. As quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors. Has not been a significant change in the fair value of this class of asset during the year.

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

Liabilities (by Class of liability)

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
The following table presents the financial instruments by class of asset and liabilities, carried at fair value as of June 30, 2010 and 2009, by ASC 820-10 valuation hierarchy (as described above).

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Assets and liabilities measured at fair value on a recurring basis

Balances as of June 30, 2010	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
Securities
Trading securities	257,864	257,864	—	—
BODEN 2012 - Compensatory Bond	1,565,775	1,565,775	—	—
Provincial Public Debt – BOGAR	71,245	71,245	—	—
Other government securities	217,691	217,691	—	—
Instrument issued by the BCRA	1,039,902	1,039,902	—	—
Corporate securities	1,174	1,174	—	—
Subordinated mortgage backed bonds / Retained interests in securitizations
Subordinated mortgage backed bonds	226,724	—	—	226,724
Derivatives
Cross Currency Swap (Euro/Dollar)	14,245	—	—	14,245
Credit Currency Swap (Ps. CER/Dollar)	48,249	—	—	48,249

TOTAL ASSETS AT FAIR VALUE	3,442,869	3,153,651	—	289,218

LIABILITIES
Derivatives
Cross Currency Swap (Euro/Dollar)	(12,429)	—	—	(12,429)

TOTAL LIABILITIES AT FAIR VALUE	(12,429)	—	—	(12,429)

Balances as of June 30, 2009	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS
Securities
Trading securities	162,912	162,912	—	—
BODEN 2012 - Compensatory Bond	669,412	669,412	—	—
Provincial Public Debt – BOGAR	98,684	98,684	—	—
Other government securities	531,305	531,305	—	—
Instrument issued by the BCRA	360,110	360,110	—	—
Corporate securities	33,776	33,776	—	—
Securities receivable under repurchase agreements
Securities receivable under repurchase agreements – BODEN 2012	895,612	895,612	—	—
Subordinated mortgage backed bonds / Retained interests in securitizations
Subordinated mortgage backed bonds	242,741	—	—	242,741
Derivatives
Cross Currency Swap (Euro/Dollar)	76,242	—	—	76,242
Credit Currency Swap (Ps. CER/Dollar)	23,582	—	—	23,582

TOTAL ASSETS AT FAIR VALUE	3,094,376	2,751,811	—	342,565

LIABILITIES
Derivatives
Cross Currency Swap (Euro/Dollar)	(1,025)	—	—	(1,025)
Interest rate Swaps	(5,826)	—	—	(5,826)

TOTAL LIABILITIES AT FAIR VALUE	(6,851)	—	—	(6,851)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of June 30, 2010 (including the change in fair value) for financial instruments classified by the Bank within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

Balances as of June 30, 2010	Total Fair Value Measurements
	Net Derivative financial instruments			Available for sale securities
	Cross Currency Swaps (Euro/ Dollar)	Interet rate Swap	Credit Currency Swaps (pesos CER / dollar)	Subordinated mortgage backed bonds
Fair value at the beginning of the period	75,217	(5,826)	23,582	242,741
Total gains or losses (realized/unrealized)
Included in earnings	(73,401)	—	24,667	(502)
Included in other comprehensive income	—	—	—	(15,515)
Purchases,	—	—	—	—
Issuances	—	—	—	—
Settlements	—	5,826	—	—
Transfers in to/ out of level 3	—	—	—	—
Fair value, June 30, 2010	1,816	—	48,249	226,724

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

Balances as of June 30, 2010	Total Gains and Losses
	Net Derivative financial instruments		Available for sale securities
	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Subordinated mortgage backed bonds
Classification of gains and losses (realized/unrealized) included in earnings for 2010:
Financial Income	(73,401)	24,674	(502)

Total	(73,401)	24,674	(502)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

t. Effects of Conforming to US GAAP

Reconciliation of shareholders’ equity

			June 30,
			2010	2009
Total shareholders’ equity under Argentine Banking GAAP	Ps.		2,861,666	2,662,737
US GAAP adjustments:
- Loan origination fees and costs	(a	)	6,204	11,469
- Loan losses reserve	(b	)	(94,840)	(194,773)
- Derivative Instruments	(c	)	(4,972)	(62,735)
- Compensatory and Hedge Bonds	(d	)	(105,234)	(592,720)
- Other government securities	(e	)	19,059	71,987
- Provincial Public Debt	(f	)	(5,187)	(76,977)
- Trouble debt Restructuring	(g	)	(71,453)	(124,668)
- Securitization of mortgage loans	(h	)	(52,061)	(76,554)
- Intangible assets	(j	)	(8,431)	(8,485)
- Impairment of fixed and foreclosed assets	(k	)	(42,441)	(43,517)
- Vacation provision	(m	)	(10,288)	(8,313)
- Insurance technical reserve	(n	)	(5,732)	(4,767)
- Capitalization of interest cost	(o	)	1,654	1,638
- Deferred Income Tax	(p	)	126,761	224,316

Total Shareholders’ Equity under US GAAP	Ps.		2,614,705	1,778,638

- Non-Controlling Interest under US GAAP	(l	)	5,283	7,671

Consolidated Parent Company Shareholders’ Equity under US GAAP	Ps.		2,619,988	1,786,309

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income:

			June 30,
			2010	2009	2008
Net (loss) income as reported under Argentine Banking GAAP	Ps.		198,929	50,463	(59,562)
US GAAP adjustments:
- Loan origination fees and costs	(a	)	(5,265)	(386)	2,603
- Loan losses reserve	(b	)	99,933	6,659	(111,558)
- Derivative instruments	(c	)	57,763	125,864	(138,411)
- Compensatory and Hedge Bonds	(d	)	99,392	11,683	179,408
- Other government securities	(e	)	4,001	(3,257)	(18)
- Provincial public debt	(f	)	30,809	10,491	14,494
- Trouble debt Restructuring	(g	)	53,215	2,928	30,993
- Securitization of mortgage loans	(h	)	9,407	(2,279)	(21,802)
- Acquisition of treasury shares	(i	)	—	40,883	138,929
- Intangible assets	(j	)	54	4,354	(9,326)
- Impairment of fixed and foreclosed assets	(k	)	1,076	1,632	1,441
- Vacation provision	(m	)	(1,975)	(1,530)	(2,235)
- Insurance technical reserve	(n	)	(965)	(4,743)	1,692
- Capitalization of interest of cost	(o	)	16	97	70
- Deferred tax	(p	)	(97,555)	38,850	(29,719)

Net income (Loss) in accordance with US GAAP	Ps.		448,835	281,709	(3,001)

- Less Net Income (Loss) attributable to the Non-Controlling interest	(l	)	(7,688)	2,707	3,519

Net income attributable to Parent Company in accordance with US GAAP	Ps.		441,147	284,416	518

Basic and diluted net income per share in accordance with US GAAP			3.087	1.990	0.000
Average number of shares outstanding (in thousands)			1,428,900	1,428,900	1,428,900

Description of changes in shareholders’ equity under US GAAP:

	Total Shareholders’ Equity
Balance as of June 30, 2008	Ps.	1,843,038
Other comprehensive Income		(341,145)
Net income for the twelve month period in accordance with US GAAP		284,416

Balance as of June 30, 2009	Ps.	1,786,309
Other comprehensive Income		392,532
Net income for the twelve month period in accordance with US GAAP		441,147

Balance as of June 30, 2010	Ps.	2,619,988

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2010, 2009 and 2008, shows all periods in Argentine Banking GAAP format reflecting US GAAP income and comprehensive statement adjustments.

	June 30,
	2010		2009		2008
Income Statement
Financial income	Ps.	1,476,896	Ps.	1,202,472	Ps.	900,184
Financial expenses		(661,590)		(615,308)		(550,693)
Net financial income		815,306		587,164		349,491
Provision for loan losses		(217)		(203,185)		(261,419)
Income from services		470,855		388,467		292,044
Expenses for services		(148,862)		(127,246)		(99,943)
Administrative expenses		(562,220)		(450,188)		(390,549)
Net income (loss) from financial transactions		574,862		195,012		(110,376)
Miscellaneous income		112,876		170,105		184,073
Miscellaneous expenses		(115,527)		(107,226)		(37,691)

Income before income taxes and Non-controlling interest		572,211		257,891		36,006

Income taxes		(121,906)		27,338		(33,453)

Net income under US GAAP		450,305		285,229		2,553

Less Net (Loss) attributable to the Non-controlling interest		(9,158)		(813)		(2,035)

Net income attributable to Parent Company in accordance with US GAAP		441,147		284,416		518

Other comprehensive income (loss):
Unrealized gains on securities		392,532		(341,145)		(266,679)

Other comprehensive income (loss)		392,532		(341,145)		(266,679)

Comprehensive income (loss)	Ps.	833,679	Ps.	(56,729)	Ps.	(266,161)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Concentration of risk.

1) Total exposure to the public sector - Argentine government and provinces

The Bank has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of June 30, 2010 and 2009, the Bank had the following assets outstanding (excluding balances with the BCRA):

	June 30, 2010				June 30, 2009
	Argentine Banking GAAP		US GAAP		Argentine Banking GAAP		US GAAP
Argentine provincial debt		76,432		71,245		175,661		98,684
Other Argentine public-sector receivables (1)		198,632		217,691		459,318		531,305
Compensatory bond received		1,671,009		1,565,775		2,157,744		1,565,024

Total	Ps.	1,946,073	Ps.	1,854,711	Ps.	2,792,723	Ps.	2,195,013

(1)	Includes bonds such as national government bonds and Discount Bonds.

Risks and Uncertainties

Over the last months of 2008, the financial markets in the most important countries in the world have been affected by volatility, lack of liquidity and credit, which entailed a significant drop in international stock indexes, and an economic slow-down started to become evident worldwide. This situation was gradually reverting since the second semester of 2009.

As regards Argentina, and after June 30, 2008 stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates. In particular, the securities issued by National Government shows a significant recovery in value since 2009 and as of the date of issuance of these financial statements.

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

As of June 30, 2010, the Bank’s exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 20.2% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government’s ability to comply with its payment obligations, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2) Concentration of deposits

As of June 30, 2010 and 2009, the concentration of deposits is a follow:

Number of customers	2010		2009
	Balance	% of total portfolio	Balance	% of total portfolio
10 largest customers	1,833,862	41.25%	1,356,915	39.76%
50 following largest customers	818,944	18.42%	750,721	22.01%
100 following largest customers	480,891	10.82%	301,773	8.84%
Rest of customers	1,311,503	29.51%	1,002,821	29.39%

Total	4,445,200	100%	3,412,230	100%

Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for US GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2010. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions, and economic uncertainties exists, it might result in higher credit losses and provision for credit losses in future periods.

US GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Bank for US GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts were significantly affected by higher discount rates as of December 31, 2003 and 2002. However discount rates decreased as of June 30, 2010 and 2009. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates of future cash flows change, so too will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Bank’s financial position and results of income.

35. Subsequent events

35.1. Securitization of mortgage loans (See Note 21).

On July 12, 2010, the Bank launched Cédulas Hipotecarias Argentinas Series XII (CHA) for a face value of Ps. 273,612. The issuance date of the Trust Securities was July 21, 2010.

On November 23, 2010, the Bank launched Cédulas Hipotecarias Argentinas Series XIII (CHA) for a face value of Ps. 116, 104. the issuance date of the Trust Securities was December 1, 2010.

35.2. Commencement of summary proceedings.

The Bank has been notified of Resolution No. 286, dated July 2, 2010 issued by the Superintendent of Financial and Foreign Exchange Institutions whereby summary proceedings have been commenced against the Bank and its directors under section 8 of the Foreign Exchange Offences Law (as restated by Decree No. 480/95).

Under the above-mentioned proceedings, the Bank has been charged with the violation of certain provisions under Communications “A” 4087 and 4177 concerning early repayments of restructured external indebtedness for US$ 91,420,135 and Euros 2,803,965 in the period February 2004 through June 2005.

In the Bank and its attorney’s opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

35.3. Purchase of Tarshop’s shares.

On December 22, 2009, the Board of Directors has approved the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes. The transaction was subject to the BCRA approval.

The sales price amounts to US$ 26.8 million, 20% (US$ 5.4 million) of which was paid on December 29, 2009. However, the contract has a reimbursement clause according to which the advance would be returned to the Bank if the transaction was not approved. On August 30, 2010, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the referred purchase and on September 13, 2010, the remaining balance was paid.

This transaction is considered as a Business Combination under USGAAP. As a consequence that the mentioned transaction was closed after the reporting date (June 30, 2010) but before the financial statement is going to be issued, and according with ASC 805-10-50 specific disclosures must be included in the present financial statements as follows:

i)	The name and a description of the acquiree. Tarshop is a consumer finance entity not regulated by the BCRA that operates as issuer, processor and distributor of its own brand, non-banking credit card known as “Tarjeta Shopping”.

ii)	The acquisition date. The acquisition date was on September 13, 2010.

iii)	The percentage of voting equity interests acquired. As we mentioned before, the Bank has adquired the 80% of the share capital.

iv)	The primary reasons for the business combination and a description of how the acquirer obtained control of the acquire. The incorporation of Tarshop into the economic group led by Banco Hipotecario will help to channel the market’s demand for consumer finance thus allowing Banco Hipotecario to focus mainly on meeting its strategic goals of offering a comprehensive solution for home mortgages, both at the time of acquiring the property through a mortgage loan and later on when equipping it through the financing of the products necessary via personal loans and/or the use of the credit card.

As of the date of this report, due to the fact that the initial accounting under US GAAP for the above described business combination was incomplete, the Bank did not have all the information available that is required in order to prepare the disclosures required by ASC 805, specifically: a) contingent consideration and indemnification assets; b) acquired receivables; c) condensed balance sheet; d) assets and liabilities arising from contingencies; and e) goodwill.

The total amount paid for the acquisition of 80% of the share capital of Tarshop SA was Ps. 105.4 million. In the table below is included the total assets, liabilities and shareholders´ equity of Tarshop SA at August 31, 2010.

Cash and Due from Banks	Ps.	16,079
Investments		143,646
Credit Cards and Personal Loans		298,968
Other assets		7,540

Total Assets		466,233
Comercial liabilities		144,887
Financial Loans		91,173
Other liabilities		85,304
Shareholder’s Equity		144,869

Total Liabililities and Shareholders’ Equity	Ps.	466,233

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of and for the twelve-month periods ended June 30, 2010, 2009 and 2008

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

35.4. Stock Appreciation Rights

Through Minutes N° 268 dated January 12, 2010, the Board of Directors resolved: 1) to propose to the Shareholders’ Meeting that treasury Class D shares be given as payment to the holders of StARS to the extent of their accrued amounts, considering the shares’ value at that moment, and 2) to discuss possible alternatives for the Shareholders’ Meeting to resolve upon the allocation of the remaining shares.

The General Ordinary Shareholders’ Meeting held on April 30, 2010 resolved to extend for a year, counted as from January 31, 2010, the term for realizing the treasury shares held by the Bank.

On April 30, 2010, the General Extraordinary Shareholders’ Meeting resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the Stock Appreciation Rights (StAR) coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors resolved to launch a preemptive offer to sell a portion of the Bank’s treasury shares, for a total of 36.0 million class D shares. The remaining shares would be delivered in payment to the holders of Stock Appreciation Rights (StAR) coupons arising from the debt restructuring, which fell due on August 3, 2010. On July 26, 2010, within the framework of the referred offer, the Bank sold approximately 26.9 million of the shares mentioned above.

On August 3, 2010 the Stock Appreciation Rights (StAR) coupons were paid with the proceeds of the offer and the balance of the shares referred in the preceding paragraph.

Report of Independent Registered Public Accounting Firm

To the Members

Metropolitan 885 Third Avenue LLC

We have audited the accompanying consolidated balance sheets of Metropolitan 885 Third Avenue LLC and Subsidiaries (the “Company”) as of June 30, 2010 and 2009, and the related consolidated statements of operations, changes in members’ capital (deficit) and cash flows for the twelve months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan 885 Third Avenue LLC and Subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for the twelve months then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company will not have sufficient cash flows to fund operations and debt service payments, has a net capital deficiency and the Lender on the Property is seeking to foreclose on the Property. These factors create substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 13 to the consolidated financial statements, the Company has reissued its consolidated financial statements.

/s/ CORNERSTONE ACCOUNTING GROUP LLP

New York, New York

December 28, 2010

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2010 AND 2009

	2010	2009
ASSETS

Real Estate, net	$135,921,376	$140,672,193

Other Assets
Cash	902,228	1,389,684
Accounts receivable	680,455	592,642
Prepaid expenses	4,613,751	4,563,446
Restricted cash	9,046,735	15,263,739
Deferred rent receivable	8,526,805	5,859,114
Utility deposits	38,200	38,200
Deferred financing costs, net of accumulated amortization of $1,016,191 in 2010 and $675,439 in 2009	2,391,343	2,732,095
Deferred ground lease costs, net of accumulated amortization of $1,722,053 in 2010 and $1,143,891 in 2009	5,685,271	6,263,433
Deferred preferred equity interest costs, net of accumulated amortization of $1,027,557 in 2010 and $933,436 in 2009	94,120	188,241
Lease intangibles, net	48,429,685	51,236,213

	$216,329,969	$228,799,000

LIABILITIES AND MEMBERS’ DEFICIT

Liabilities
Notes payable	$210,000,000	$210,000,000
Mandatorily redeemable preferred equity interest	45,000,000	45,000,000
Accounts payable and accrued liabilities	9,348,527	5,503,413
Deferred ground rent payable	11,698,245	7,777,963
Security deposits	236,455	345,184
Unearned revenue	219,712	567,128
Lease intangibles, net	85,711,812	102,252,990

	362,214,751	371,446,678
Commitments
Members’ Deficit	(145,884,782)	(142,647,678)

	$216,329,969	$228,799,000

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009

	2010	2009
Revenues
Base rents	$51,793,806	$57,683,848
Tenant reimbursements	6,705,439	7,674,059
Other rental revenue	1,328,008	1,057,595
Interest and other income	21,222	121,187

	59,848,475	66,536,689

Expenses
Real estate taxes	8,396,049	7,682,134
Utilities	2,901,643	3,034,685
Janitorial	1,739,992	1,710,766
Insurance	403,953	643,586
Repairs and maintenance	1,370,302	1,437,461
Security	741,756	723,475
Administrative	1,015,519	632,061
Management fees	685,952	677,586
Reimbursable costs	438,696	219,348
Elevator	274,249	318,357
HVAC	53,684	29,394
Lot and landscaping	73,532	62,315
Ground rent	16,150,799	16,150,757
Interest expense	19,925,383	19,635,221
Depreciation and amortization	8,914,070	16,335,011

	63,085,579	69,292,157

Loss before Impairment of Real Estate	(3,237,104)	(2,755,468)

Impairment of Real Estate	—	(224,548,138)

Net Loss	$(3,237,104)	$(227,303,606)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL (DEFICIT)

TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009

Balance at July 1, 2008	$47,655,928

Additional capital contributions	37,000,000

Net loss	(227,303,606)

Balance at June 30, 2009	(142,647,678)

Net loss	(3,237,104)

Balance at June 30, 2010	$(145,884,782)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS

TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009

	2010	2009
Cash Flows From Operating Activities:
Net loss	$(3,237,104)	$(227,303,606)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	8,230,363	15,178,162
Impairment of real estate	—	224,548,138
Below market lease amortization	(11,665,722)	(17,130,272)
Above market ground lease amortization	431,518	431,518
Write off of tenant improvements and lease intangibles	(4,191,749)	(5,617,699)
Accounts receivable	(87,813)	983,523
Prepaid expenses	(50,305)	(305,370)
Restricted cash	6,069,137	(1,613,237)
Deferred rent receivable	(2,667,691)	(3,726,163)
Utility deposits	—	110,000
Accounts payable and accrued liabilities	3,845,114	(11,645,739)
Deferred ground rent payable	3,920,282	3,931,239
Unearned revenue	(347,416)	238,158
Security deposits	(108,729)	112,588

Net cash provided by (used in) operating activities	139,885	(21,808,760)

Cash Flows From Investing Activities:
Additions to real estate	(167,849)	(812,490)
Leasing costs	(607,359)	(1,236,898)
Restricted cash	147,867	1,320,270

Net cash used in investing activities	(627,341)	(729,118)

Cash Flows From Financing Activities:
Members’ contributions	—	37,000,000
Repayment of mandatorily redeemable preferred equity interest	—	(15,000,000)
Preferred equity costs	—	(282,361)

Net cash provided by financing activities	—	21,717,639

Net change in cash	(487,456)	(820,239)
Cash, beginning of year	1,389,684	2,209,923

Cash, end of year	$902,228	$1,389,684

Supplemental Disclosure of Cash Flow Information:
Cash paid during the years ended for:
Interest	$16,709,916	$15,385,506

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010 AND 2009

1. ORGANIZATION

a. Formation and Property Description

Metropolitan 885 Third Avenue LLC (“Metropolitan”) was organized as a Delaware limited liability company among Metropolitan Real Estate Investors, LLC (“MREI” or the “Common Investor”), Marciano Investment Group, LLC (“Marciano”), Avi Chicouri, an individual (“Chicouri”) and Tao-Menofim, LLC (“Tao-Menofim”). In July, 2008, a member of Tao-Menofim assigned its 35% Class B interest in the Company to IRSA International LLC (“IRSA”) (30%) and MREI (5%) and Par Holding LLC (“Par Holding”) acquired 3.66% Class B interest in the Company. MREI, Marciano, Chicouri, Tao-Menofim, IRSA and Par Holding are referred to as (the “Members”).

Metropolitan will terminate on December 31, 2057, unless earlier dissolved, liquidated or terminated by the Members.

Metropolitan was organized for the purpose of acquiring and operating a 34 story Class A office tower commonly known as the Lipstick Building located at 885 Third Avenue, New York, New York (the “Property”) and contains approximately 635,800 square feet of rentable space.

The Property was acquired on July 9, 2007.

Metropolitan and its subsidiaries are referred to as the “Company”.

b. Contributions

The terms of the operating agreements (the “Agreement”) provide for capital contributions and percentage interests as follows:

Members	Percentage Interest	Initial Capital Contributions	Additional Capital Contributions	Total Capital Contributed
Marciano Investment Group, LLC (“Class A”)	20.00%	$11,586,000	$8,614,000	$20,200,000
Metropolitan Real Estate Investors, LLC (“Common Interest”)	3.27%	2,987,000	313,000	3,300,000
Tao Menofim, LLC (“Class B”)	35.00%	20,275,000	15,075,000	35,350,000
IRSA International LLC (“Class B”)	30.00%	17,379,000	12,921,000	30,300,000
Metropolitan Real Estate Investors, LLC (“Class B”)	5.00%	2,897,000	2,153,000	5,050,000
Avi Chicouri (“Class B”)	3.07%	2,806,000	294,000	3,100,000
Par Holdings, LLC (“Class B”)	3.66%	—	3,700,000	3,700,000

	100.00%	$57,930,000	$43,070,000	$101,000,000

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2010 AND 2009

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

The Agreement provides for payments of the above distributions subsequent to the redemption of the Preferred Equity (see Note 6). Unpaid preferred return was $25,023,000 at June 30, 2010.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2010 AND 2009

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

JUNE 30, 2010 AND 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c. Real Estate (continued)

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. Assets to be disposed of are reported at the lower of their carrying amount or their estimated fair value less costs to sell.

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

h. Deferred Costs

Deferred financing and preferred equity interest cost include fees and expenses incurred in connection with financing transaction and are capitalized and amortized over the term of the related indebtedness.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2010 AND 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h. Deferred Costs (continued)

Deferred ground lease cost include fees and expenses incurred in connection with the ground lease and are capitalized and amortized on a straight-line basis over the non-cancelable terms of the ground lease.

Ground rent expense is accounted for on a straight- line basis over the non- cancelable terms of the ground leases.

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

The aggregate value of other intangible assets acquired was measured based on the difference between (i) the Property valued with existing in-place leases adjusted to market rental rates, and (ii) the Property valued as if vacant, based upon management’s estimates. Management’s estimates of value were made using methods similar to those used by independent appraisers. Factors considered by management in their analysis included an estimate of carrying costs during the expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management included real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily was twelve months. Management also estimated costs to execute similar leases including leasing commissions, legal and other related expenses.

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

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2010 AND 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k. Income Taxes

No provision for income taxes is necessary in the financial statements of the Company because limited liability companies are treated as partnerships for Federal and state income tax purposes and are generally not subject to income tax at the entity level. All income and losses accrue directly to the members and are reported by them individually for tax purposes. The Company’s tax returns for years 2006 and after are open and subject to examination.

l. Cash Flow Statement Classifications

Leasing costs are classified as investing activities in the cash flow statement considering that these costs are a productive asset that are essential to acquiring the lease.

3. REAL ESTATE

At June 30, 2010 and 2009, real estate consists of the following:

	2010	2009
Building and improvements	$153,987,823	$153,993,619
Tenant improvements	7,422,321	7,450,088

	161,410,144	161,443,707
Accumulated depreciation	(25,488,768)	(20,771,514)

	$135,921,376	$140,672,193

In 2009, due to the current downturn in the overall real estate market, the Company assessed the recoverability of the real estate asset and recognized an impairment loss of $224,548,138. The loss reflects the amount by which the carrying value of building and improvements exceed its estimated fair value.

The aggregate depreciation of building and improvements and tenant improvements included in depreciation and amortization expense for the twelve months ended June 30, 2010 and 2009 was $4,919,000 and $10,789,000, respectively.

4. LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2010 and 2009, was comprised as follows:

	2010
	Leases In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
Cost	$22,610,679	$5,032,291	$31,500,840	$59,143,810	$(124,529,493)
Accumulated amortization	(8,880,214)	(575,317)	(1,258,594)	(10,714,125)	38,817,681

	$13,730,465	$4,456,974	$30,242,246	$48,429,685	$(85,711,812)

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2010 AND 2009

4. LEASE INTANGIBLES (Continued)

	2009
	Leases In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
Cost	$23,566,318	$4,424,932	$31,500,840	$59,492,090	$(132,811,697)
Accumulated amortization	(7,229,354)	(199,447)	(827,076)	(8,255,877)	30,558,707

	$16,336,964	$4,225,485	$30,673,764	$51,236,213	$(102,252,990)

The aggregate amortization of leases in place and leasing costs included in depreciation and amortization expense for the twelve months ended June 30, 2010 and 2009 was $2,982,370 and $4,518,360, respectively.

The aggregate amortization of above market ground leases included in ground rent for the twelve months ended June 30, 2010 and 2009 was $431,518.

The aggregate amortization included in base rental income for the twelve months ended June 30, 2010 and 2009 was $16,541,178 and $23,904,820, respectively.

At June 30, 2010, the estimated amortization expense of lease intangibles for the five succeeding years and in aggregate are as follows for the years ending June 30:

	Lease In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
2011	$1,692,450	$418,567	$431,518	$2,542,535	$(10,151,492)
2012	1,531,129	406,438	431,518	2,369,085	(9,588,428)
2013	1,381,497	406,325	431,518	2,219,340	(8,849,068)
2014	1,182,492	403,294	431,518	2,017,304	(7,321,133)
2015	1,145,902	392,668	431,518	1,970,088	(7,175,371)
Thereafter	6,796,995	2,429,682	28,084,656	37,311,333	(42,626,320)

	$13,730,465	$4,456,974	$30,242,246	$48,429,685	$(85,711,812)

5. NOTES PAYABLE

The Company is obligated to Royal Bank of Canada (the “Lender”) pursuant to a loan agreement (“Loan”) with an aggregate principal balance of $210,000,000 (all of which is outstanding at June 30, 2010). The Loan is evidenced by two note agreements, Note A and Note B (collectively the “Note”), with a principal balance of $125,000,000 and $85,000,000, respectively.

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

JUNE 30, 2010 AND 2009

5. NOTES PAYABLE (continued)

The Note is collateralized by the Property including leases, rents, cash and restricted cash, fixtures and equipment and guaranteed by an affiliate of the Managing Member.

The Note requires that all rents collected be deposited in a clearing account and all funds be disbursed in accordance with the Loan agreement including the funding of all reserve accounts.

As of June 30, 2010, the aggregate principal payments due on the Note for the five succeeding years and in aggregate are as follows for the years ending June 30:

2014	$1,916,000
2015	2,442,000
Thereafter	205,642,000

$210,000,000

In June 2010, the Lender filed a summons and complaint against the Company seeking to foreclose upon the Company’s leasehold interest in the Property. The Lender has extended the Company’s time to respond to the complaint until August 31, 2010. As of September 2, 2010, the Company is continuing to negotiate with the Lender to restructure the Note.

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

The Amended Agreement provides for the Investor Member to receive a preferred return as follows:

i)	for the period prior to the Revised Anticipated Redemption Date, an amount equal to a minimum cumulative return with respect to the Preferred Equity of 12% per annum, compounded monthly, on a notional amount equal to the weighted average Preferred Equity outstanding during the period, and;

ii)	for the period following the Revised Anticipated Redemption Date or if sooner, a Changeover Date, a minimum cumulative return with respect to the Preferred Equity at the rate then in effect plus 10% per annum, compounded monthly, on a notional amount equal to, the weighted average Preferred Equity outstanding during the period.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2010 AND 2009

6. MANDATORILY REDEEMABLE PREFERRED EQUITY INTEREST (Continued)

In conjunction with the Amended Agreement, the Company repaid Preferred Equity of $15,000,000 and $12,963,465 of the preferred return. The Company was also required to establish a preferred return reserve of $8,100,000, which provides for the Investor Member to receive a minimum return of $225,000 payable monthly. The Company incurred additional costs associated with the Amended Agreement of $282,000 which was capitalized to preferred equity costs in the accompanying consolidated balance sheets.

At June 30, 2010 and 2009, unpaid preferred return was $6,314,000 and $3,090,000, respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

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

The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the “Ground Sublease”) and the prime lease matures on April 30, 2080 (the “Prime Lease”). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease, or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the lessor as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees is not in default under the Ground Sub-sublease or the Ground Sublease. The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010 and $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined.

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

JUNE 30, 2010 AND 2009

7. GROUND LEASE (continued)

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

As of June 30, 2010, the future minimum annual ground rent due through April 30, 2020 are as follows for the years ending June 30:

	Ground Lease	Ground Sub-sublease	Total
2011	$11,095,000	$748,000	$11,843,000
2012	12,680,000	759,000	13,439,000
2013	15,190,000	759,000	15,949,000
2014	16,316,000	759,000	17,075,000
2015	16,723,000	759,000	17,482,000
Thereafter	86,804,000	3,669,000	90,473,000

	$158,808,000	$7,453,000	$166,261,000

8. TENANT LEASES

The Company leases space in the Property to tenants under long-term non-cancelable operating leases.

As of June 30, 2010, the future minimum annual base rents due from non-cancelable operating leases are as follows for the years ending December 31:

2010	$15,923,000
2011	32,763,000
2012	31,592,000
2013	30,229,000
2014	29,538,000
Thereafter	195,960,000

$336,005,000

For the twelve months ended June 30, 2010, approximately 78% of the Company’s base rent was from one tenant.

At June 30, 2010 the Property was approximately 95% leased.

For the twelve months ended June 30, 2010 and 2009, base rental income includes amortization of below market lease intangibles due to the termination of certain leases of $4,875,000 and $6,775,000, respectively.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2010 AND 2009

9. RELATED PARTY TRANSACTIONS

The Company entered into an Asset Management Agreement (the “Management Agreement”) with MREI, dated July 2007 which expires in June 2058. The Company is charged an asset management fee of 1.0% of Gross Revenues. Effective July 2008, IRSA receives 50% of the asset management fees.

Asset management fee for the twelve months ended June 30, 2010 and 2009 was $411,000 and $395,000, respectively, and is included in management fees in the accompanying consolidated statements of operations. Asset management fee of $30,000 and $37,000 was unpaid at June 30, 2010 and 2009, respectively.

The Management Agreement also provides for MREI to receive reimbursement for all expenses and out of pocket costs incurred in connection with services rendered to the Property.

10. COMMITMENTS

In July 2007, the Company entered into a property management agreement with CB Richard Ellis, Inc (“CBRE”) which expired in December 2007 and provides for twelve month extensions at the Company’s discretion. The Company was charged a monthly property management fee of $23,000. In December 2009, the property management agreement was amended, which increased monthly property management fee to $53,000, and was retroactive to January 1, 2009.

Simultaneous with the amendment of the property management agreement, the Company entered into an Advisory Services Agreement to provide property management advisory services to CBRE. The advisory services agreement provides for monthly advisory fee of $30,000 and was retroactive to January 1, 2009.

Included in management fee for the twelve months ended June 30, 2010 and 2009 is property management fee of $275,000 and $282,000, net of advisory service income of $360,000 and $180,000, respectively.

11. DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair values was determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments at June 30, 2010. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

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

Notes payable

The fair value of notes payable approximates the estimated value of the collateral at June 30, 2010

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2010 AND 2009

11. DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Mandatorily redeemable preferred equity interest

Due to the impairment loss taken on the real estate asset, the estimated value of the mandatorily redeemable preferred equity interest is zero at June 30, 2010

Disclosure about fair value of financial instruments is based on pertinent information available to management as of June 30, 2010. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since June 30, 2010 and current estimates of fair value may differ significantly from the amounts presented herein.

12. GOING CONCERN

As shown in the accompanying consolidated financial statements, the Company will not have sufficient cash flows to fund operations and debt service payments, has a net capital deficiency and the Lender of the Property has filed a complaint and seeks to foreclose on the Property. These facts create uncertainty about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company is continuing to negotiate with the Lender to restructure the Note. The outcome of the negotiations, however, remains uncertain.

13. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2010 up through September 2, 2010, the date these financial statements were available for issue. During this period, the Company did not have any material subsequent events.

The Company evaluated all events and transactions that occurred after September 2, 2010 through December 28, 2010, the date these financial statements were available for re-issuance. During this period, the Company did not have any material subsequent events other than as disclosed below.

On August 4, 2010, IRSA transferred $15.0 million into an escrow account in order to facilitate negotiations with the Lender and the Preferred Equity holder. As a result of such negotiations, the parties involved reached an agreement in order to restructure the Note and the Preferred Equity as follows: (i) the Note would be reduced from $210 million to $130 million at a rate of Libor + 400 basis points, with a maximum rate of 6.25% and a maturity term of 7 years; (ii) the Preferred Equity of $45.0 million plus any unpaid preferred return would be canceled by the payment of approximately $2.25 million in cash, and (iii) the two ground leases will be kept on the same terms and conditions they were originally granted, for a remaining term of 66 years. This restructuring has been approved by the Lender, the Preferred Equity holder and the court.